Form 20-F
period 2002-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2003-06-30
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                      to

Commission file number 001-3136

TSAKOS ENERGY NAVIGATION LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Bermuda

(Jurisdiction of incorporation or organization)

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

011-30210-94-07710-2

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2002, there were 17,022,723 shares of the registrant’s Common Shares outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☒

1

i

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

—	general economic and business conditions;

—	global and regional political conditions;

—	availability of and demand for crude oil and petroleum products;

—	demand for crude oil and petroleum product substitutes;

—	actions taken by OPEC and major oil producers and refiners;

—	competition in the marine transportation industry;

—	developments in international trade;

—	international trade sanctions;

—	changes in seaborne and other transportation patterns;

—	our ability to find new charters for our vessels at attractive rates;

—	capital expenditures;

—	meeting our requirements with customers; and

—	tanker supply and demand.

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information — Risk Factors,” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

PART I

Tsakos Energy Navigation Limited is a Bermuda Company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as Tsakos Energy Navigation, “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five year period ended December 31, 2002. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the year ended December 31, 2002 by Ernst & Young (“Ernst & Young”), independent auditors, and for the years ended December 31, 1998, 1999, 2000 and 2001 by Arthur Andersen (“Arthur Andersen”), independent auditors.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. The reports of Arthur Andersen on the Company’s financial statements for the years ended December 1, 1998, 1999, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 1998, 1999, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 1998, 1999, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

At the same time the Company dismissed Arthur Andersen as its auditors, it engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, the Company did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as the Company’s independent auditors and to replace them with Ernst & Young was taken by the board of directors on the recommendation of its audit committee.

For a discussion of certain risks relating to Arthur Andersen’s audit of our financial statements, see “—Risk Factors” below.

Our audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2000, 2001 and 2002, and the consolidated balance sheets at December 31, 2001 and 2002, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

	Year Ended December 31
	1998	1999	2000	2001	2002
	(in thousands, except per share data and fleet data)

Income Statement Data
Revenue from vessels	$72,028	$89,157	$111,276	$125,029	$130,004
Commissions	(2,939)	(3,522)	(4,821)	(6,379)	(6,364)
Revenue from vessel, net	69,089	85,635	106,455	118,650	123,640
Expenses
Voyage expenses	5,376	17,981	20,940	21,436	32,838
Vessel operating expenses (1)	18,246	23,970	26,594	28,695	32,347
Depreciation	17,178	21,514	20,670	21,250	24,429
Impairment loss	––	––	––	––	10,781
Amortization of deferred charges	965	1,441	2,463	5,119	4,315
Management fees	2,798	3,053	3,132	3,132	3,239
Stock option compensation expense	––	––	1,196	258	––
General and administrative expenses	608	701	695	792	1,261
Operating income	23,918	16,975	30,765	37,968	14,430
Other expenses (income) Interest and finance costs, net	15,794	20,593	19,189	14,542	11,385
Interest income	(894)	(1,166)	(2,487)	(1,214)	(736)
Foreign currency losses (gains)	123	55	(65)	24	84
Share of profits of joint-venture	––	––	––	––	(197)
Other, net	––	(46)	75	––	––
Total other expenses (income), net	15,023	19,436	16,712	13,352	10,536
Net income (loss)	$8,895	$(2,461)	$14,053	$24,616	$3,894

Per Share Data
Earnings (Loss) per share, basic	$0.89	$(0.25)	$1.43	$2.56	$0.25
Earnings (Loss) per share, diluted	$0.89	$(0.25)	$1.43	$2.54	$0.25
Weighted average number of shares, basic	10,012,048	9,991,152	9,823,589	9,634,323	15,717,065
Weighted average number of shares, diluted	10,012,048	9,991,152	9,844,414	9,705,381	15,854,904

Cash Flow Data
Net cash provided by operating activities	21,994	22,292	35,404	43,454	32,745
Net cash from (used in) investing activities	(161,057)	(2,615)	(15,245)	(19,109)	(256,984)
Net cash from (used in) financing activities	145,766	(13,222)	(22,053)	(20,841)	230,639

Fleet Data
Average number of vessels (2)	13.6	15.7	16	16	18
Number of vessels (at end of period) (2)	15	16	16	16	22
Average age of fleet (in years) (3)	6.4	7.2	8.2	9.3	6.8
Earnings capacity days (4)	4,977	5,758	5,856	5,840	6,587
Off-hire days (5)	178	171	230	81	410
Net earnings days (6)	4,799	5,587	5,626	5,759	6,177
Percentage utilization (7)	96.4%	97.0%	96.1%	98.6%	93.8%
Average TCE per vessel per day (8)	$15,864	$14,265	$16,777	$19,002	$16,676
Vessel operating expenses per ship per day (9)	$5,335	$5,271	$4,892	$5,622	$5,498
Vessel overhead burden per ship per day (10)	$684	$652	$654	$672	$683
Operating cash flow per ship per day (11)	$8,426	$6,933	$9,202	$11,013	$8,208

Balance Sheet Data
Cash and cash equivalents	$25,209	$31,664	$29,770	$33,274	$39,674
Cash, restricted	––	7,000	7,528	7,815	7,000
Total assets	448,720	442,520	441,683	444,261	694,545
Long-term debt, including current portion	301,266	283,981	264,922	244,459	385,952
Total stockholders’ equity	138,153	134,317	146,572	171,068	267,444

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages, vessel supplies, insurance, tonnage taxes, routine repairs and maintenance, including other direct operating costs.
(2)	Includes chartered vessels, but excludes vessels of the Company’s joint venture, LauriTen Ltd.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s dwt in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days is the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, drydockings and special surveys, vessel upgrades and initial positions, after delivery of new vessels.
(6)	Net earnings is the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed and includes all days that the vessels were out of service due to scheduled dry-dockings and special survey repairs.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.
(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expense. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is management fees plus general and administrative expenses divided by the total number of earnings capacity days.
(11)	Operating cash flow per ship per day represents net income before interest income and expense, depreciation, amortization and impairment loss divided by earnings capacity days. U.S. generally accepted accounting principles do not require or recognize operating cash flow per ship per day. Operating cash flow per ship per day takes no account of timing of payments and collections. We believe operating cash flow per ship per day is an appropriate measure for investors to consider when analyzing our business because it provides an indication of the cash generating performance for operations within a given period for comparison with other periods. You should not consider operating cash flow as an alternative to operating income or any other indicator of our performance required by U.S. generally accepted accounting principles. The following table reconciles the Company’s net income (loss) with operating cash flow per ship per day for the periods presented.

	1998	1999	2000	2001	2002
	(in thousands)

Net income (loss)	$8,895	(2,461)	14,053	24,616	3,894
Depreciation	17,178	21,514	20,670	21,250	24,429
Impairment loss	0	0	0	0	10,781
Amortization	965	1,441	2,463	5,119	4,315
Interest expense	15,794	20,593	19,189	14,542	11,385
Interest income	(894)	(1,166)	(2,487)	(1,214)	(736)

Operating Cash Flow	$41,938	39,921	53,888	64,313	54,068

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The economic slowdown throughout 2002, terrorist attacks and international hostilities have had various effects on the tanker industry which could adversely affect our business.

The economic slowdown throughout 2002, terrorist attacks in the United States and various locations abroad and international hostilities have had various effects on the tanker industry, including:

•	a reduction in the demand for crude oil;

•	a decrease in spot charter rates for tankers; and
•	an increase in premium rates for all types of insurance and reinsurance.

Additional attacks like those of September 11, 2001 or longer-lasting war or international hostilities, including those currently underway in Afghanistan and Iraq, could further damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our operations outside of the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil markets have been volatile and cyclical as a result of the many conditions and events that affect the price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions; and

•	changes in seaborne and other transportation patterns.

The economic slowdown in both the U.S. and Japanese economies, which have an impact on Pacific Rim and Latin American activity, has produced a more constrained forecast for consumption of crude oil and its products for 2003, although recent international hostilities have led to increases in the demand for oil to restore depleted inventories. In addition, falling oil prices have led OPEC to seek a reduction of crude oil production by its members in an effort to stabilize prices. If the production of and demand for crude oil and petroleum products slows during 2003 or at any subsequent time, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

As our current charters expire, new charters at attractive rates may not be available.

In 2002, we derived approximately 51% of our revenues from period charters as compared to 60% in the equivalent period in 2001. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, our vessels would seek employment in the spot market.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, our operating costs will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we charge the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry continued to experience consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. In addition, the major oil companies have started to focus their charters on a small number of shipping companies with large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition of additional vessels or fleets that are complementary to ours, assuming we have the financial resources and debt capacity to do so. However, the world’s tanker shipyards have little or no additional capacity until the end of 2004 and we may not be able to purchase additional vessels, other than those currently on order, on commercially acceptable terms. If, alternatively, we seek to expand through the acquisition of other tanker companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities of acquired companies;

•	competition from other potential acquirors, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of Aframax, Panamax, Handysize and Suezmax tankers. These competitors include other independent tanker companies, as well as national and independent oil companies some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is very intense and depends on price, location, size, age, condition, and the acceptability of the tankers and its operators to potential charterers.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. We have incurred significant expenses in order to comply with these requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills and insurance coverage.

For instance, in the United States, the Oil Pollution Act of 1990, or OPA 90, requires double hull construction for new tankers, as well as retrofitting or phase-out of single hull tankers based on each vessel’s date of build, gross tonnage and hull configuration. In April 2001, the International Maritime Organization or IMO (the United Nations agency for maritime safety) adopted a similar phase-out schedule for single hull tankers. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the new IMO schedule. In response to the sinking of the oil tanker Prestige off the coast of Spain in November 2002, the European Union has made proposals which would further accelerate the phase-out of single-hull tankers and would immediately ban the carriage of heavy grades of oil in single-hull tankers. Certain European Union countries have already banned single-hull tankers carrying crude oil from approaching their coastlines. The adoption or implementation in the future of heightened technical and operational requirements could have a material adverse effect on our operations by limiting our ability to do business, increasing our operating costs, or accelerating the scrapping of our older vessels.

National and international laws imposing liability for oil spills are also becoming increasingly stringent. In the United States, OPA 90 imposes joint, several, strict and, in some cases, unlimited liability on owners, operators and bareboat charterers for oil pollution in U.S. waters (which includes the territorial sea and a 200 nautical mile exclusive economic zone). Under OPA 90, individual states are also allowed to impose their own penalties for oil pollution within their boundaries. Joint, several and strict liability means that we could be held liable for oil pollution caused by our vessels, regardless of our own fault, and we could also be held accountable for the acts or omissions of Tsakos Shipping or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. The 1969 International Convention on Civil Liability for Oil Pollution Damages (as amended in 1992) also imposes strict liability on owners for oil pollution in the territorial sea or exclusive economic zone of any state party to the Convention. In addition, the European Union is presently considering the establishment of a fund for the compensation of oil pollution damage occurring in European waters. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident, a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims.

All of the newbuildings we have contracted to purchase are double-hulled. Under current environmental regulations, commencing in 2004 some of our single-hulled vessels will no longer be eligible to trade in U.S. ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of these vessels, their marketability and their compatibility with our chartering strategies. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. We expected the tragic events of September 11, 2001 to lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2002/2003, our protection and indemnity (P&I) club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. We have been advised that for 2003/2004 our P&I club insurance premiums will increase by approximately another 10% as will our hull and machinery insurance premiums. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

Our vessels may be requisitioned by governments without adequate compensation.

A government could requisition or seize our vessels. Under requisition for title, a government takes control of a vessel and becomes its owner. Under requisition for hire, a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency. Although we would be entitled to compensation in the event of a requisition, the amount and timing of payment would be uncertain.

Risks Related To Our Business

We depend on companies that are part of the Tsakos Group to manage our business.

We do not have the employee infrastructure to manage our operations and have no assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive and commercial management functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the Oslo Børs and the New York Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping is unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past, and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to worldclass charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our knowledge or control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us, and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until the later of two years from the date of termination and December 31, 2006. A termination as of December 31, 2002 would have resulted in a payment of approximately $12.5 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management, which is an affiliate of Tsakos Shipping, would probably have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Moreover, under the management agreement, neither Tsakos Energy Management nor Tsakos Shipping is liable for negligence in their management of our operations and vessels.

Tsakos Shipping manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

Tsakos Shipping manages 14 single hull tankers, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and an officer, director and the sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder and chief executive officer of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our president and chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’s services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically, and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, the Company determined that its single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic risks.

We currently have contracts to purchase five newbuildings that are scheduled for delivery during 2003, 2004 and 2005. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

If the charterer under one of our bareboat charters is unable to perform we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This may result in the loss of significant revenue.

We may not be able to finance all of the vessels we currently have on order.

Of the five newbuildings on order, we have arranged financing for the two expected deliveries in 2003, Parthenon and Andes, and do not currently have any financing arrangements in place to satisfy the balance of the purchase price due, approximately $74 million, for three vessels that we have on order (Hulls H-228, H-337 and H-339) and which we expect to take delivery of in 2004 and 2005. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we are unable to finance further installments for the newbuildings we have on order, we may attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances, less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and cash flows we would have generated from the vessel.

We may sell one or more of our newbuildings.

While we intend to purchase all five newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and cash flows we would have anticipated generating from operating the vessel over its useful life.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. If the composition of our fleet changes, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase ships with the necessary cooling capacity to transport liquified natural gas.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and protection and indemnity clubs as is appropriate and consistent with industry practice. However, particularly in view of the ongoing conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which may become unavailable. See “Item 5. Operating and Financial Review and Prospects” below for more information on the impact of recent events on our business.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our P&I club has entered into interclub agreements. We cannot assure you that the P&I clubs to which we belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

The insolvency or financial deterioration of any of our insurers or reinsurers would negatively affect our ability to recover claims for covered losses on our vessels.

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of an insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2002, 10 of our tankers were contractually committed to period charters. The remaining terms of nine of these period charters range from one month to three years, and, in the case of one of the vessels on bareboat charter, the remaining term is 10 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot recharter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incurred substantial debt to finance the acquisition of our tankers, and, at December 31, 2002, our debt to capital ratio was 59% (debt/debt plus equity), with $386 million in long-term debt outstanding. If we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2003 and 2004 we expect this ratio to remain constant through March 2005. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt; in 2002, approximately 31.6% of cash flow derived from operations was dedicated to debt service. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy generally.

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase common shares; and

•	pay cash dividends.

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures consisting primarily of advances on newbuilding contracts and the payment of dividends to our shareholders. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past five years we have selectively entered into derivative contracts both for investment purposes and to stabilize our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

We do not always enter into interest rate swaps and other derivative instruments for purposes of permanently managing our interest rate exposure under our floating rate secured bank facilities. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to manage our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our finance director, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor exposure to business risk, and to manage the impact of changes in interest rates and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant losses. For example, during 2002, we recorded an aggregate negative $3.8 million adjustment in our financial statements with respect to four open interest rate swap arrangements which we entered into in July 2001 for non-hedging purposes. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial losses. See “Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, prevailing charter market conditions and new and pending legislation.

In 1999, the appraised value of our ships dropped sufficiently to cause us to exceed temporarily the debt-to-asset ratio requirement under our loan agreements. We cannot guarantee that a deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default. A default under one of our loan agreements could trigger cross-acceleration or cross-default provisions in our other loan agreements, which in turn could result in all or a substantial amount of our debt becoming due at a time when we could not satisfy our obligations.

If we default under any of our loan agreements, we could forfeit our rights in our vessels and their charters.

We have pledged all of our vessels and related collateral as security to the lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related collateral, and we could lose our rights in the vessels and their charters.

Our vessels may suffer damage and we may face unexpected drydocking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay drydocking costs that our insurance does not cover. This would result in decreased earnings.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which currently has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

In addition, under United States rules applicable to international shipping income derived by qualifying non-United States corporations we would be eligible for a special statutory exemption only if individuals who are “residents” of qualified foreign countries actually or constructively own over 50% of the value of our stock or if we satisfy the so-called “publicly traded” test set forth in the Internal Revenue Code of 1986, amended (the Code). Under proposed regulations interpreting the Code, it is possible that we would not satisfy the “publicly traded” test, in which event we would be eligible for the statutory exemption only if we were to satisfy the over 50% ownership requirement. We have not yet established that we will be able to demonstrate that qualified country residents own the requisite interest in our shares. If we were to fail to qualify for the statutory exemption, we would be subject to United States tax at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States, which is treated as U.S. source gross transportation income.

If we are unable to demonstrate that our U.S. source income from international transportation qualified for exemption from U.S. federal income taxation in 2002 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption from U.S. federal income tax more than 50% of our shares, by value, must have been owned, directly or indirectly, during the year by individuals resident in qualified foreign countries. While we believe that the ownership of our common shares has been such that we have satisfied this requirement, our common shares are listed on the Oslo Børs and the New York Stock Exchange and many of our common shares are held by nominees or entities; thus, we have not yet established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign countries. In the event that we are unable to demonstrate that the ownership requirement was satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from transportation sources for such years, together with related interest and penalties. If we are unable to establish that the ownership requirement was satisfied for 2002, and unable to establish that we satisfied the “publicly traded” test set forth in the Code and described in the preceding paragraph for 2002, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from transportation services for 2002, together with related interests and penalties.

During the years 1996 through 2000, approximately $49 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. tax described above during those years, we would owe U.S. tax for those years in an amount equal to approximately $1.96 million plus any applicable interest and penalties. In addition, if we did not qualify for the exemption from U.S. tax described above for the years 2001 and 2002, our liability for U.S. tax would be approximately $1.2 million and $1.0 million, respectively.

If we or any of our subsidiaries were treated as a foreign personal holding company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as a foreign personal holding company (an FPHC) for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the FPHC ownership requirement with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments. Please see “Tax Considerations—United States federal income tax considerations—Foreign Personal Holding Company Considerations” for a description of the FPHC rules.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a PFIC) in any year, U.S. holders of our shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2003 or in any future year. However, PFIC classification is a factual determination made annually and thus may be subject to change if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2003 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” for a description of the PFIC rules.

A significant amount of our 2001 revenues were derived from two customers and a significant amount of our 2002 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2001, approximately 28% of our revenues came from contracts of affreightment for two of our tankers with Lyondell/Citgo and 15% of our revenues came from employment of our vessels with PDVSA/Maraven. In 2002, approximately 24% of our revenues came from Lyondell/Citgo and approximately 9% of our revenues came from PDVSA/Maraven. In addition, in 2002 we derived approximately 10% of our revenue from FLOPEC. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, PDVSA/Maraven and FLOPEC, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 33% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA/Maraven, which, taken together, accounted for approximately 33% of our revenues for the year ended December 31, 2002 and 43% for the year ended December 31, 2001, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation is improving, it is generally anticipated that it will take some period of time before the complete restoration of operations to pre-strike productivity. We cannot say whether there will be further unrest or political upheavals in Venezuela or whether the PDVSA will retain normal oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Greek drachma and the euro. In 2001, Greek drachma expenses accounted for approximately 27% of our total expenses and, in 2002, euro expenses accounted for approximately 35% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, which replaced the Greek drachma as Greece’s currency on January 1, 2002, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus could adversely affect our results of operations.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2002, we paid a cash dividend of 50 cents per common share in relation to the year 2002. In February 2003, the Company declared a further dividend of 20 cents per common share relating to 2002 that the Company paid on April 30, 2003. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay the dividends as intended.

Provisions in our Bye-laws and in our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction would be beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

Companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.1% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of the board of directors and the vote on substantially all other matters, including significant corporate actions.

We and our shareholders face certain risks related to our former employment of Arthur Andersen as our independent auditors.

Prior to May 30, 2002, Arthur Andersen served as our independent auditors. On May 30, 2002, we dismissed Arthur Andersen and retained Ernst & Young as our independent auditors for the fiscal year ended December 31, 2002. On August 31, 2002, Arthur Andersen LLP, an affiliate of Arthur Andersen, ceased practicing before the SEC.

Arthur Andersen did not reissue its audit report with respect to our consolidated financial statements included in this report, or consent to the inclusion in this report of its audit report. As a result, investors in Tsakos Energy Navigation may have no effective remedy against Arthur Andersen in connection with a material misstatement or omission in the financial statements to which its audit report relates. In addition, even if such investors were able to assert such a claim, Arthur Andersen may fail or otherwise have insufficient assets to satisfy claims made by investors that might arise under Federal securities laws or otherwise with respect to its audit report.

Issues related to Arthur Andersen may impede our ability to access the capital markets.

SEC rules and regulations require us to present historical audited financial statements in various SEC filings, such as registration statements, along with Arthur Andersen’s consent to our inclusion of its audit report in those filings. If the SEC ceased accepting financial statements audited by Arthur Andersen and its affiliates, we would be unable to access the public capital markets unless Ernst & Young, our current independent auditor, or another independent auditor, is able to re-audit the financial statements originally audited by Arthur Andersen. In addition, investors in any future offerings we make for which we use Arthur Andersen audit reports will not be entitled to recovery against Arthur Andersen under the Securities Act for any material misstatements or omissions in those financial statements. Furthermore, Arthur Andersen will be unable to participate in the “due diligence” process that would customarily be performed by potential investors in our securities, which process includes having Arthur Andersen perform procedures to assure the continued accuracy of its report on our audited financial statements and to confirm its review of unaudited interim periods presented for comparative purposes. As a result, we may not be able to bring to the market successfully an offering of our securities. Consequently, our financing costs may increase or we may miss attractive market opportunities.

Item 4.    Information on the Company

We were incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. We achieved public listings on the Oslo Stock Exchange and the Bermuda Stock Exchange in 1993 although our shares are not actively traded on the Bermuda exchange. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Since our incorporation, we have owned and operated 26 vessels and have sold 2 vessels, including the Olympia, which we chartered back into our fleet. In July 2001, we changed our name to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange. The address of our registered office in Bermuda is Richmond House, 12 Par-la-Villa Road, Hamilton HM08, Bermuda. Our executive offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece. Our telephone number from the U.S. is (011) 30210-940-7710.

A list of our subsidiaries as of December 31, 2002, all of which are wholly owned by us, and their jurisdictions of incorporation, is set forth in note 1 to our consolidated financial statements which are included as Item 18 to this Annual Report on Form 20-F.

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategic focus on meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as our customers and to our success in obtaining charter renewals.

We are managed by the Tsakos Group which, through Tsakos Shipping, is one of the largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

As of May 31, 2003, our 26-vessel fleet consists of one VLCC, four Suezmax tankers, nine Aframax tankers, seven Panamax tankers, and five Handymax tankers having a total cargo capacity of approximately 2.5 million dwt. The average age of our fleet as of May 31, 2003 was 6.4 years. By the end of 2004, we expect to have one of the youngest tanker fleets in operation, consisting of a diversified fleet of 29 vessels, assuming the release of one chartered-in vessel, with a total cargo capacity of approximately 2.8 million dwt and an average age of approximately 7.0 years. As of May 31, 2003, we had contracted to purchase five additional vessels consisting of one Aframax tanker, one Panamax tanker and three Handysize product carriers which we expect to take delivery of in 2003, 2004 and 2005.

We believe the following factors distinguish us from other public tanker companies:

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term charters with fixed charter rates. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy which allows capacity to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our average fleet utilization rate was 96.3%.

•	Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Tsakos Shipping’s position as one of the largest independent tanker managers with 39 tankers and a total of 54 operating vessels under management enables it to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as their ability to spread their operating costs over a larger vessel base, has resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage growth of our fleet without having to integrate additional resources. The size of our fleet increased from 231,103 dwt at inception to 2.5 million dwt at May 31, 2003 with no significant impact on the utilization of our fleet, and we experienced a decrease in our per vessel overhead costs.

We have access to Tsakos Shipping’s network of six offices around the world and a pool of 2,500 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines.

•	Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $1.0 billion, including investments of approximately $784 million in newbuildings, in order to maintain and improve the high quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government agencies. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based, in part, upon audits conducted on our vessels.

•	Established industry recognition. For over 32 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVA/Maravan, Exxon/Mobil, Phillips Petroleum and Shell, are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. In prior years, Texaco and Chevron have also chartered our vessels.

•	Diversified fleet offerings. Our diversified fleet, which includes VLCC, Aframax, Panamax, Suezmax and Handysize tankers, allows us to better service our customers’ international crude oil and petroleum product transportation needs. We believe that large oil companies prefer to deal with a limited number of global shipping companies with diversified fleets that have been prevetted for quality. The operational flexibility provided by our diversified fleet, combined with our strategic focus on fixed term employment of our vessels, enables us, through Tsakos Shipping, to build strong, long-term customer relationships. Our recent entry in the Suezmax sector allows us to compete on the long haul routes with VLCCs and Suezmaxes from the Arabian Gulf and West Africa to the United States, Western Europe and fast growing oil importers such as China, Korea and India, while participating in the Atlantic and Caribbean trade with Aframaxes, and the emerging Black Sea and Mediterranean trade with Panamaxes.

Our current fleet as of May 31, 2003

Vessel	Year Built	Year Acquired	Hull Type	Deadweight Tons	Charter Type	Expiration Of Charter
VLCC
Millennium	1998	1998	double-hull	301,171	bareboat charter	September 2013
SUEZMAX
Silia T	2002	2002	double-hull	164,286	time charter	July 2003
Decathlon	2002	2002	double-hull	164,274	spot	June 2003
Pentathlon	2002	2002	double-hull	164,236	spot	June 2003
Triathlon	2002	2002	double-hull	164,445	spot	June 2003
AFRAMAX
Marathon	2003	2003	double-hull	107,181	spot	June 2003
Opal Queen	2001	2002	double-hull	107,181	time charter	April 2004
Olympia(1)	1999	1999	double-hull	107,181	time charter	August 2003
Maria Tsakos	1998	1998	double-hull	107,181	contract of affreightment(3)	Evergreen(2)
Athens 2004	1998	1998	double-hull	107,181	contract of affreightment	Evergreen
Toula Z(3)	1997	1997	double-hull	107,222	contract of affreightment	July 2004
Vergina II	1991	1996	single-hull	96,709	spot	June 2003
Tamyra	1983	1993	single-hull	86,843	spot	June 2003
Panos G	1981	1996	single-hull	86,983	spot	June 2003
PANAMAX
Maya	2003	2003	double-hull	68,467	spot	June 2003
Inca	2003	2003	double-hull	68,467	spot	June 2003
Aztec	2003	2003	double-hull	68,467	spot	July 2003
Victory III	1990	1996	double-hull	68,160	time charter	April 2004
Hesnes(4)	1990	1996	double-hull	68,157	spot	Evergreen
Bregen(4)	1989	1995	double-hull	68,157	spot	Evergreen
Liberty	1981	1996	single-hull	61,375	spot	June 2003
HANDYMAX
Capella (5)	1995	2002	double-hull	32,396	time charter	September 2003
Libra	1988	1994	double-sided	41,161	time charter	February 2005
Crux	1987	1995	double-sided	41,161	time charter	June 2003
Pella	1985	1993	double-bottomed	40,231	time charter	June 2004
Dion	1984	1993	double-bottomed	40,302	time charter	June 2003

			Total	2,538,575

(1)	We charter this vessel from its owner pursuant to a time charter that expires in October 2007. We have an option to purchase this vessel. The owner of the vessel also has the option to require us to purchase the vessel. (For additional information relating to our arrangements with respect to this vessel, see “Item 5—Operating and Financial Review and Prospects—Sale and leaseback transaction” and Note 11 to our financial statements included in “Item 18 – Financial Statements” below.)
(2)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.
(3)	Freight is based on a minimum/maximum market-related formula.
(4)	This vessel is in a tanker pool and its income/hire is variable based upon spot market rates.
(5)	This vessel is chartered-in for a period of nine months from December 2002.

Our newbuildings

As of May 31, 2003, we have on order and expect to take delivery during 2003, 2004 and 2005 of five new tankers, consisting of three Handysize product carriers to be built by Hyundai MIPO Dockyard of South Korea, and one Aframax tanker and one Panamax tanker to be built by Imabari Shipbuilding Co. of Japan. The newbuildings will be constructed with a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO and Imabari are experienced designers and builders of ships. Tsakos Shipping has worked closely with both shipyards in the design of the newbuildings and will continue to work with Hyundai MIPO and Imabari during the construction period.

Our newbuildings on order as of May 31, 2003:

	Expected Delivery	Hull Type	Deadweight Tons	Ship Yard/Country	Purchase Price (in US millions)
HANDYSIZE
Hull H-228	June 2004	double-hull	37,000	Hyundai MIPO/South Korea	$25.8
Hull H-337	December 2004	double-hull	37,000	Hyundai MIPO/South Korea	$25.8
Hull H-339	June 2005	double-hull	37,000	Hyundai MIPO/South Korea	$25.8
AFRAMAX
Parthenon	July 2003	double-hull	107,181	Imabari/Japan	$36.5
PANAMAX
Andes	August 2003	double-hull	68,467	Imabari/Japan	$35.5

	Total		286,648		$149.4

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to either 15% or 30% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of May 31, 2003, we had made progress payments of $17.2 million out of the total purchase price of approximately $149.4 million for these newbuildings.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the five newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels would be in our best interests.

Our operations

We do not employ the personnel to run our business on a day-to-day basis. We outsource substantially all of our executive, commercial and technical management functions. Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing financial, accounting and other services, including stock exchange and investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operation, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Currently, we pay Tsakos Energy Management management fees of $15,000 per vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are consistent with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $3.2 million in 2002. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

General Administration. Tsakos Energy Management provides us with general administrative, office and support services necessary for our operations and our fleet, including technical and clerical personnel, communication, accounting, and data processing services.

Sale and Purchase of Vessels. Tsakos Energy Management advises our board of directors when opportunities arise to purchase, including through newbuildings, or to sell any vessels. Our board of directors makes all decisions to purchase or sell vessels.

Any purchases or sales of vessels approved by our board of directors are arranged and completed by Tsakos Energy Management. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase or newbuilding contracts.

In the case of a purchase of a vessel by us, each broker involved will generally receive commissions from the seller at the industry standard rate of one percent of the purchase price. In the case of a sale of a vessel by us, each broker involved will generally receive a commission from us at the industry standard rate of one percent of the sale price.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. There are currently two vessels under subcontract by Tsakos Shipping. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, manages 39 tankers and a total of 54 operating vessels totaling approximately 5.0 million dwt. They currently employ full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder are on leave at any given time. Tsakos Shipping maintains representative offices in several cities covering key areas of the shipping business such as London, Montevideo, Manila, Singapore and Tokyo. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers, and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee of $10,000 per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. The fee varies depending upon the type of vessel and its employment, subject to adjustment for increases in standard industry rates charged for such services and inflation. We believe the fees payable under, and the other provisions of, the technical management agreement between Tsakos Energy Management and Tsakos Shipping conform to industry standards for the particular vessels under management. Through Tsakos Energy Management, we paid Tsakos Shipping $29.9 million in 2002 for operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2002, we had outstanding advances to Tsakos Shipping of approximately $3.8 million in respect of such expenses. Tsakos Energy Management paid Tsakos Shipping aggregate management fees of $2.1 million in 2002.

The technical management agreement is automatically renewable on an annual basis and is terminable by either party upon six months’ written notice.

Tsakos Shipping performs the technical management of our vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts.

Chartering. Our board of directors formulates our chartering strategy for all our vessels and Tsakos Shipping, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;

•	balancing short, medium, and long-term charters in an effort to achieve optimal results for our fleet; and

•	positioning such vessels so that, when possible, re-delivery occurs at times when Tsakos Shipping expects advantageous charter rates to be available for future employment.

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount paid for these chartering commissions was $1.6 million in 2002.

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	the monitoring of the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	the collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the loading and discharging of cargoes when necessary.

Maintenance and Repair. Each of our vessels is periodically drydocked either once every two and one-half years, in connection with intermediate surveys, or once every five years, in connection with special surveys, as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. Tsakos Shipping arranges drydockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the time periods during which our vessels are in drydock are, on average, shorter than those prevalent in the industry due to the rigorous on-going maintenance program we conduct. Tsakos

Shipping routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through Tsakos Shipping, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to drydockings, Tsakos Shipping, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

Crewing. Tsakos Shipping arranges employment of captains, officers, engineers and other crew who serve our vessels. Tsakos Shipping ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for our vessels.

Bunkering Services. Bunkering is the act of refueling a vessel. Tsakos Shipping obtains bunkers through a number of bunker brokers/traders worldwide.

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers.

Customer	Year Ended December 31, 2002
Lyondell/Citgo	24%
FLOPEC	10%
PDVSA/Maraven	9%
Exxon/Mobil	6%
Phillips Petroleum	6%
Shell	1%

In prior years, Texaco and Chevron have also chartered our vessels.

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful life of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

IMO. In March 1992, IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which went into effect in July 1995 in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with doubleside construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO adopted a proposal to revise these regulations which became effective in July 2002. The revised regulations provide for a more aggressive phase-out of single-hull oil tankers, as well as increased inspection and verification requirements. The revised regulations provide for the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

In addition, the European Union and countries elsewhere are considering stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse affect on our operations.

Under the current regulations, the vessels of our existing fleet will be able to operate for substantially all of their respective economic lives. However, compliance with the new regulations regarding inspections of all vessels may adversely affect our operations. We cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (ISM Code) which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are currently ISM Code certified.

OPA 90. OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or demise) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party’s (or its agents’ and employees) gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, OPA 90 currently permits existing single hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If an insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Some organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they have been subject to direct actions or required to waive insurance policy defenses.

The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions.

European Union Initiatives. In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double hull or equivalent design standards for single hull oil tankers on the same schedule as that required under OPA. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. In response to the sinking of the oil tanker Prestige off the coast of Spain in November 2002, the European Union has made proposals which would further accelerate the phase-out of single-hull tankers and would immediately ban the carriage of heavy grades of oil in single-hull tankers. Certain European Union countries have already banned single-hull tankers carrying crude oil from approaching their coastlines. Additionally, the European Union has recently voted for other initiatives, including the establishment of a European structure for maritime safety and more rapid phase-out of single hull vessels. Until such legislation is actually enacted, however, it is impossible to predict how such measures will affect us.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limit through a 1992 Protocol to the CLC which became effective in 1996. The liability limit in the countries that have ratified this protocol is approximately $78.8 million for ships with a gross tonnage in excess of 140,000, with the exact amount tied to a unit of account which varies according to a basket of currencies. Pursuant to a 2000 Protocol amending the CLC and currently scheduled to take effect in 2003, the liability limit for a ship with a gross tonnage in excess of 140,000 would be increased to approximately $115 million. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Classification and inspection

Our vessels have been certified as being “in class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, American Bureau of Shipping, Korean Register, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is inspected by a surveyor of the classification society every year, an annual survey, every two to three years, an intermediate survey, and every four to five years, a special survey. Vessels also may be required, as part of the intermediate survey process, to be dry-docked every 24 to 30 months for inspection of the underwater parts of the vessel and for necessary repair related to such inspection.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Tsakos Shipping, our technical manager, obtained a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems that includes ISO 9002, the standard most commonly used in the shipping industry. Our technical manager has also completed the implementation of the International Safety Management (ISM) code. Our technical manager has obtained documents of compliance for our offices and safety management certificates for our vessels, as required by the IMO. Our technical manager has also received ISO 14001 certification.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, including:

•	collision;

•	adverse weather conditions;

•	fire and explosion;

•	mechanical failures;

•	negligence;

•	war;

•	terrorism; and

•	piracy.

In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5—Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by recent events.

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We paid Argosy aggregate premiums of $2.0 million in 2002. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. Currently, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

We expected the tragic events of September 11, 2001 to lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2002/2003, our P&I club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. We have been advised that for 2003/2004 our P&I club insurance premiums will increase by approximately another 10% as will our hull and machinery insurance premiums. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner currently controls more than 5% of the world tanker fleet. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the Aframax, Handysize, Suezmax and Panamax class sizes, and we will in the future also compete with owners with ULCCs and VLCCs.

Although we do not actively trade in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Afghanistan and Iraq, and terrorist attacks such as those made against the United States in September 2001 and various international locations since then may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

Employees

We have no salaried employees.

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually and in the aggregate, is not material to us.

Item 5.    Operating and Financial Review and Prospects

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We own a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we are able to obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity also have had a strong effect on tanker charter markets over the past 20 years.

Recent Events

The terrorist attacks in the United States in September 2001 and in various international locations since then, international hostilities such as those in Afghanistan and Iraq, and the economic slowdown which continued throughout 2002 have affected the tanker industry in various ways. Demand for oil, which had been slowing during 2001, fell further during 2002. As a result, prior to the strikes in Venezuela in December 2002, OPEC had sought to implement a reduction of crude oil production by its members in an effort to balance crude oil supply with crude oil demand. Spot charter rates for tankers also fell in 2002. However, in recent months, the prospect and commencement of war in Iraq and the continuation of hostilities in Iraq has led to significant increases in the price of oil and, because of an unusually harsh winter, the decrease in Venezuelan oil production, a high demand for double-hull tankers, increased economic activity in the Pacific Rim and low U.S. inventories, spot charter rates for tankers have risen significantly. For example, according to recently published industry sources, the TCE rate for a modern Aframax tanker was $25,000 per day in early April, 2003, compared to an average Aframax TCE rate of $16,000 for the year 2002 and $30,500 for the year 2001. We expect further volatility in spot charter rates, but cannot predict the impact recent events will have on the spot market.

Although we do not actively trade in Middle East trade routes, disruptions in those routes may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

Premium rates for all types of insurance and reinsurance increased significantly during 2002, reflecting both losses on insurers’ investment portfolios during 2002 and the casualty losses they experienced on September 11, 2001. For 2002/2003, our P&I club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. We have been advised that for 2003/2004 our P&I club insurance premiums will increase by approximately another 10% as will our hull and machinery insurance premiums. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums.

Development of Our Fleet

We commenced operations in late 1993 with a fleet of four ships. Since inception, we have invested/committed to invest over $1.0 billion in our fleet and have owned and operated 26 vessels. We have sold two vessels to date, including the Olympia. We sold the Olympia to an unrelated third party in 1999 and entered into a time charter with the purchaser which expires in October 2007. Under our current newbuilding program, we expect to take delivery of three Handysize product carriers, one Panamax tanker and one Aframax tanker during 2003, 2004 and 2005.

Types of Charters

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the ship owner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.” We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Two of our vessels also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

Industry Overview

Charter Rates. There have been substantial swings in time charter equivalent earnings for tankers since the mid 1990s. Daily earnings for most sizes of tankers rose during 1995 and 1996 reaching a peak in 1997. During this period the difference between rates for old and new tonnage varied, with average rates for modern tonnage normally commanding a premium over older ships.

During 1998, rates softened throughout the market with the decline in the small ship sector being sharper than the rates in the Suezmax and VLCC fleets. Despite a positive level of chartering activity throughout the year, rates for Aframaxes fell by $5,000 a day to $14,633 a day. This downward trend continued in 1999 and rates for all sizes of vessels were lower by the end of 1999, due to poor underlying market fundamentals (i.e. weak demand and excessive vessel supply).

However charter rates bounced back in 2000 due to a combination of improvements in the underlying vessel supply/demand balance and market sentiment. By the end of the year rates for all sizes of tankers had far surpassed the last cyclical high reached in 1997, with Aframax tankers earning close to $36,000 a day and VLCCs achieving rates over $50,000 a day.

Charter rates increased even further during the beginning of 2001, but the global economic slowdown and the tragic events of September 11, 2001 led to a softening in the charter market. In the fourth quarter of 2001, Aframax tankers were earning $22,222 a day and VLCCs were achieving rates of $23,965 a day, compared to $43,678 a day and $58,850 a day, respectively, in the first quarter of 2001.

The year 2002 is illustrative of the subjectivity of charter rates to variables other than supply and demand which saw unexceptional changes during the year. Rates during the seasonally low mid-summer period saw rates for VLCCs and Aframaxes dropping to as low as $6,000 and $9,000 per day respectively. In the fourth quarter, however, other factors started to have an impact which brought about a dramatic reversal in rates. The sinking of the aged Prestige off the coast of Spain and the immediate reaction against single-hull tankers effectively led to a reduction in tanker availability. At the same time, with the approach of winter and the prospects of Middle East conflict, there was an effort to build up stocks, which had fallen to low levels. The Venezuelan strike had also limited supplies of crude leading to a shift in trading patterns resulting in longer distances to cover and, therefore, tighter tanker supply. By November 2002, VLCC rates were climbing to over $40,000 and were to see higher levels, while Aframax rates were in excess of $30,000 but were to soften later in the Caribbean due to the Venezuelan crisis.

Critical Accounting Policies

Our consolidated financial statements are prepared based on the accounting policies described in note 2 to our consolidated financial statements which are included under “Item 18. Financial Statements” in this Annual Report on Form 20-F. The application of such policies may require management to make significant estimates and assumptions. We believe that the following are our more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Impairment. In applying the accounting policy regarding impairment in the value of assets, we need to make an estimate with respect to likely future cash flow to be generated by such assets. Our estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel. Actual freight rates, as we have seen during 2002, may be volatile and estimations may differ considerably from actual results. In the event that impairment in carrying values is required, the carrying value is written down to the fair market value as opined by independent experts. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Recent Accounting Pronouncements

There have been a number of new accounting announcements in the past year which we have reviewed as to their relevancy to our operations and reporting. We have concluded that none are directly relevant with the possible exception of FASB Interpretation No. 45.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We are currently assessing what the impact of FIN 45 will be on our financial statements.

Basis of Presentation and General Information

Revenues from vessels, net. Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after December 31, of each year. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and net operating revenues, calculated on a time charter equivalent, or TCE, basis, are allocated to the pool participants according to an agreed formula. The same revenue and expense principles stated above are applied in determining the pool net operating revenues.

TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessels operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Commissions. We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may pay the charterer an address commission ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period.

Voyage expenses. Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2002 all vessels had a management fee of $15,000 per month.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of drydocking and special surveys of each of our ships over the period up to the ship’s next special survey. These expenses are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized drydocking deferred charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2002 indicated an impairment loss of $10.8 million.

Stock option compensation expenses. These expenses represent changes in the fair value of the stock options granted.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Results of operations

Year ended December 31, 2002 versus year ended December 31, 2001

Revenue from vessels, net. Revenue from vessels, net, was $123.6 million during 2002 as compared to $118.7 million during the year ended December 31, 2001, a 4.2% increase primarily resulting from expansion of our fleet from an average of 16 vessels operating in 2001 to an average of 18 vessels operating in 2002. This increase in fleet size offset the weakness in charter markets for all types of tankers during 2002, the average time charter equivalent rate per vessel for 2002 being $16,676 per day compared to $19,002 for 2001. However, the fleet had 93.8% employment in 2002 compared to 98.6% in the previous year, so that total days employed were equivalent to a little over one extra vessel in the year. The primary reason for the reduced productivity was increased dry-docking activity, which involved six vessels during the course of the year. Certain of these vessels had been scheduled for dry-dock in 2003, but the timing was brought forward to take advantage of the soft freight market.

Commissions. Commissions were $6.4 million, or 4.9% of revenue from vessels, during the year ended December 31, 2002, compared to $6.4 million, which was 5.1% of revenue from vessels, for the year ended December 31, 2001. The decrease in commissions as a percentage of revenue resulted primarily from the chartering of newly delivered vessels at relatively lower commission rates.

Voyage expenses. Voyage expenses were $32.8 million during the year ended December 31, 2002 as compared to $21.4 million during the year ended December 31, 2001, representing a 53.2% increase primarily due to the operation of two extra vessels on spot charter during 2002 compared to 2001. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 1,731 days in 2001 to 2,516 in 2002, a 45% increase. Bunker costs, an important component of voyage expenses also increased significantly during 2002.

Vessel operating expenses. Vessel operating expenses were $32.3 million during the year ended December 31, 2002 as compared to $28.7 million during the year ended December 31, 2001. The increase of 12.7% was due to the addition, on average, of two extra vessels during the year compared to the previous year. This represents an increase in operating days of approximately 14% in vessels bearing operating expenses. Vessel operating expenses per ship per day for the fleet decreased from $5,622 for the year ended December 31, 2001 to $5,498 for the year ended December 31, 2002, despite increased insurance costs, additional required vessel repairs and a rising Euro. The decrease in average daily vessel operating expenses is also partly attributable to reduced running costs during dry-docking activities and the cost efficiencies achieved through the addition of new vessels to the fleet.

Management fees. Management fees were $3.2 million during the year ended December 31, 2002, a $0.1 million increase from the year ended December 31, 2001. While the monthly fee payable to Tsakos Energy Management decreased from $16,500 per month per vessel to $15,000 commencing January 1, 2002, the overall savings were offset by the additional management fees resulting from the addition of two vessels on average to the fleet.

Depreciation. Depreciation was $24.4 million during the year ended December 31, 2002 compared to $21.3 million during the year ended December 31, 2001, an increase of 15.0% due to the addition on average for the year of two new vessels to the fleet.

Impairment loss. The carrying values of two 21-year old single hull vessels, Panos G and Liberty, were written-down to their fair market values, resulting in an impairment loss of $10.8 million. Values of single-hull tankers have fallen as a result of the incident involving the Prestige, an aged third party owned single hull oil tanker which sank in rough seas and resulted in proposed restrictions on the operation of such vessels by certain nations. In addition, it was estimated on the basis of industry data that the cash flow expected to be generated by the future use of these vessels would also be less than the carrying amount. In such circumstances, accounting principles require the write-down of the difference between the carrying value of the asset and the fair market value.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2002, amortization of deferred drydocking charges amounted to $4.3 million as compared to $5.1 million during the year ended December 31, 2001, a decrease of 15.7%. The total charges for the previous year included $1.3 million relating to an adjustment of the amortization period for the remaining unamortized deferred drydocking costs on two vessels undergoing special surveys within 2001 and 2002 to ensure full amortization before the new special surveys. Excluding this adjustment from 2001, the resulting increase in amortization of drydocking charges of approximately $0.5 million is primarily due to amortization of significant new expenditure relating to dry dock work on four vessels during 2001 and 2002.

Stock option compensation expenses. Stock option compensation expenses represent changes in the fair value of the stock options granted. As all such expenses were fully accounted by December 31, 2001, there were no further charges during the year ended December 31, 2002. The expense during the year ended December 31, 2001 was $0.3 million.

General and administrative expenses. General and administrative expenses were $1.3 million during the year ended December 31, 2002 as compared to $0.8 million during the year ended December 31, 2001. This represents a 59.3% increase, which is primarily attributable to increased expenditures with respect to investor relations, advertising, directors’ and officers’ insurance and legal and audit fees relating to our completion in early 2002 of a public offering of our common shares in the United States and our on-going reporting obligations as a publicly traded company.

Operating income. As a result of the reasons stated above, income from vessel operations was $14.4 million during the year ended December 31, 2002 versus $38.0 million during the year ended December 31, 2001, representing a 62.0% decrease. A significant factor in the decrease in operating income for 2002 versus 2001 was the $10.8 million impairment loss described above.

Interest and finance costs. Interest and finance costs decreased from $14.5 million during the year ended December 31, 2001 to $11.4 million during the year ended December 31,

2002, representing a 21.7% decrease. Although total bank loans increased from $244.5 million as at January 1, 2002 to $386.0 by the year end, average interest rates fell from approximately 5.6% in 2001 to 3.3% in 2002. The decrease in overall interest expense was due also to the increase in capitalization of interest relating to the new building program from $1.6 million in 2001 to $3.2 million during 2002. The reduction in interest and finance costs was offset by a negative $3.8 million fair value adjustment at December 31, 2002 on four open interest rate swap arrangements which we entered into in July 2001. Because these swaps were entered into for non-hedging purposes, the fair value (mark to market) of these swap agreements and changes in their fair value are recognized in our financial statements. As at December 31, 2001 these same swaps incurred a $3.4 million negative fair value adjustment, but this had been offset by the termination in June 2001 of two other interest rate swaps entered into in March 2001, which gave rise to a $1 million gain.

Interest income. Interest income was $0.7 million during the year ended December 31, 2002 as compared to $1.2 million during the year ended December 31, 2001, representing a decrease of 39.4%. This decrease resulted primarily from lower time deposit interest rates in 2002 compared to 2001, notwithstanding that the Company had higher cash balances on deposit during 2002 compared to 2001.

Share of profits of joint venture. The Company entered into a joint-venture, named LauriTen Ltd., with Lauritzen A/S of Denmark in October 2002. The joint-venture owns four small LPG carriers which are on bare-boat charter to Lauritzen A/S for one year. The joint-venture is accounted for as an investment on an equity basis. The net income of the joint-venture is derived after deducting depreciation, bank interest and administrative expenses from the bare-boat charter income and is distributed in equal amounts to the Company and Lauritzen A/S. The share of net income due to TEN Ltd. for the year ended December 31, 2002 is $0.2 million and is included in other income.

There was no further source of significant income during the year ended December 31, 2002.

As a result of the foregoing, net income for the year ended December 31, 2002 was $3.9 million, or $0.25 per share, basic, versus $24.6 million or $2.56 per share, basic, during the year ended December 31, 2001, a decrease of 84.2%.

Year ended December 31, 2001 versus year ended December 31, 2000

Revenue from vessels, net. Revenue from vessels, net, were $118.7 million during 2001 as compared to $106.5 million during the year ended December 31, 2000, representing a 11.5% increase primarily as a result of better charter rates achieved until the softening of the market from September 2001. There were also 133 more earnings days in 2001 than 2000, due to the Company’s more successful utilization of its vessels in 2001. Those vessels that were under spot charters during both periods achieved higher average rates during 2001 and those vessels that had renewed their time charters in the intervening period also gained better rates. Daily TCE rates rose from an average per vessel of $16,676 to $19,002, a 13.9% increase.

Commissions. Commissions were $6.4 million, or 5.1% of revenue from vessels, during the year ended December 31, 2001, compared to $4.8 million or 4.3% of revenue from vessels in the equivalent period of 2000. This increase resulted from higher commissions paid in connection with employing four of our vessels with new charterers in markets in which we had previously traded our vessels to a lesser extent.

Voyage expenses. Voyage expenses were $21.4 million during the year ended December 31, 2001 as compared to $20.9 million during the year ended December 31, 2000, representing a 2.4% increase, primarily as a result of three extra vessels being on spot charter in 2001. In addition, bunker prices were higher in comparison to the previous year.

Vessel operating expenses. Vessel operating expenses were $28.7 million during the year ended December 31, 2001 as compared to $26.6 million during the year ended December 31, 2000, an increase of 7.9%, primarily as a result of scheduled major repairs on three vessels and, to a lesser extent, higher insurance rates compared to the earlier year.

Management fees. Management fees were $3.1 million during the year ended December 31, 2001 and the same amount during the year ended December 31, 2000, there being no change in the number of vessels or fee basis between the years.

Depreciation. Depreciation was $21.3 million during the year ended December 31, 2001 and $20.7 million during the year ended December 31, 2000 because we shortened the depreciable life of certain vessels from 26 to 25 years in order to harmonize the depreciation policy of the fleet.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period up to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2001, amortization of deferred drydocking charges amounted to $5.1 million as compared to $2.5 million during the year ended December 31, 2000, an increase of 107.8%. Of the $2.6 million increase, $1.3 million relates to an adjustment of the amortization period for the remaining unamortized deferred drydocking costs on two vessels undergoing special surveys within 2001 to ensure full amortization before the special surveys. The remainder of the increase was due to new charges for the amortization of the special survey costs for additional vessels during late 2000 and early 2001.

Stock option compensation expenses. Stock option compensation expenses were $0.3 million during the year ended December 31, 2001 as compared to $1.2 million during the year ended December 31, 2000. These expenses represent changes in the fair value of the stock options granted.

General and administrative expenses. General and administrative expenses were $0.8 million during the year ended December 31, 2001 as compared to $0.7 million during the year ended December 31, 2000.

Operating income. As a result of the reasons stated above, income from vessel operations increased from $30.8 million during the year ended December 31, 2000 to $38.0 million during the year ended December 31, 2001. This represents a 23.4% increase.

Interest and finance costs, net. Net interest expense decreased to $14.5 million during the year ended December 31, 2001 from $19.2 million during the year ended December 31, 2000, representing a 24.2% decrease, partly as a result of a reduction in the amount of our outstanding loans, but also due to reduced interest rates and the capitalization of interest relating to our newbuildings. The termination of two interest rate swaps resulted in a gain of $1.0 million. These swaps were entered into in March 2001 and had fixed interest rates of 5.29% on a nominal value of $104 million and 5.31% on a nominal value of $50 million. We entered into these swaps for non-hedging purposes in order to realize a gain in the event that interest rates increased. Because these swaps were entered into for non-hedging purposes, the fair value (mark to market) of these swap agreements and changes in their fair value are recognized in our income statements. Interest rates rose during April and May 2001. In June 2001, we terminated the swaps and recognized the gain of approximately $1.0 million. The reduction in total interest and finance costs was offset by a $3.4 million fair value adjustment as at December 31, 2001 on four open interest rate swap arrangements which we entered into in July 2001.

Interest Income

Interest income decreased from $2.5 million during the year ended December 31, 2000 to $1.2 million for the equivalent period in 2001, due to lower interest rates.

There was no further significant source of income during the year ended December 31, 2001.

As a result of the foregoing, our net income increased by 75.2% to $24.6 million during the year ended December 31, 2001 from $14.1 million during the year ended December 31, 2000.

Liquidity and capital resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and maintaining fluctuations in cash flow. Net cash flow generated by continuing operations is our main source of liquidity. Additional sources of liquidity include proceeds from asset sales and borrowings, although all borrowing arrangements to date have been specifically related to the acquisition of vessels.

Prior to 2002, we had not paid cash dividends to our shareholders. In October 2002, we paid in relation to the fiscal year 2002 our first cash dividend of 50 cents per common share, and we declared a further dividend of 20 cents for fiscal year 2002, which we paid in April 2003. Our ability to pay cash dividends will depend on the terms of our loan agreements and our other needs for cash. To the extent we pay cash dividends, we have less cash available for operating purposes, including fleet renewal and expansion.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2004.

Net cash provided by operating activities was $32.7 million in 2002 compared to $43.5 million in 2001, a 24.6% decrease primarily due to lower charter rates achieved in a softening market, especially in the middle part of the year. Expenditure on dry-dockings amounted to $8.3 million, relating to the Aframaxes Panos G and Toula Z, which underwent special surveys and the Panamaxes Liberty and Bregen, which underwent intermediate surveys.

Net cash used in investing activities amounted to $257.0 million in 2002 and $19.1 million in 2001. The increase was due to payments amounting to $210.9 million relating to the delivery of a new Aframax, Opal Queen, and of four new Suezmaxes. It also included $2.3 million for the upgrading of the Bregen. A further $39.8 million was paid as construction installments and pre-delivery expenses on the newbuildings to be delivered in 2003 and 2004. Our total investment in the joint venture, LauriTen, in 2002 was $10.6 million, of which we paid $7.1 million in cash.

Net cash from financing activities was $230.6 million in 2002 compared to a net usage of $20.8 million in 2001. Net proceeds from new bank loans amounted to $141.5 million. The gross proceeds from the consummation of the public offering of our common shares in March 2002, together with the gross proceeds from the concurrent private placement of one million common shares sold to Sea Consolidation S.A. amounted to $110.3 million, and net proceeds were $100.4 million. During 2002, the Company purchased 172,800 shares in the open market in a buy-back program at a cost of approximately $2.0 million and issued cash dividends at 50 cents per share amounting to $8.5 million.

Investment in fleet and fleet-related expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We raise the funds for investments in newbuildings mainly from borrowings and, to some degree, out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. The equity portion of an investment in a newbuilding can range from 20% to 50% of the vessel purchase price. The equity portion of an investment in a second-hand vessel is usually paid in two portions: 10% on signing a purchase agreement, and an additional 10% to 40% (depending on financing) upon delivery of the vessel to the purchaser. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2002, we were committed to seven orders totaling approximately $243 million, of which $39 million had been paid by December 31, 2002 and $132 million had been paid by April 30, 2003. On March 28, 2003 and April 23, 2003, the Company ordered two further vessels. Of the five vessels that were on order at May 31, 2003, there was still $133 million remaining to be paid. We have not yet arranged for the financing of the construction of three of these five vessels, although discussions with several banks in each case are in progress.

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank financings. We do not usually finalize financing arrangements for the newbuildings until shortly before we take delivery of the vessels. We have established relationships with various major international banks that have previously financed our and the Tsakos Group’s vessel acquisitions and newbuildings. We intend to raise at least 70% of the vessel purchase price with bank financing, although our ability to do so will depend upon the commercial loan market for shipping companies and our perceived prospects at the time.

We have two tankers that are over 20 years of age and two tankers that will, within the next two years, reach the age of 20 years. By the time vessels reach 20 years of age, they require a fourth special survey, a critical inspection, which often results in higher repair costs to enable the ship to continue in service. We do not currently intend to operate these vessels for any significant period of time beyond their fourth special surveys. If we sell these vessels at a time when tanker prices have fallen, the sale of any vessel may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss. We intend to replace these aging tankers with new and second-hand vessels consistent with our fleet modernization program. Our decision whether to acquire additional tankers will be subject to a number of factors, including our expectation for future market rates, supply and demand within the tanker industry generally and our ability to obtain debt financing upon favorable terms.

Each of our newbuilding contracts allows us to rescind the contract upon the failure of the shipbuilder to satisfy certain provisions, most notably in the case of delivery delays exceeding specified time frames. The builder is then obliged to refund the advances we have paid. There are refund guarantees covering such advances. In the event of default by us, such as our failure to pay installments, the builder may ultimately rescind the contract. The builder may then sell the vessel, in whatever stage of completion it chooses, and refund to us only the installments advanced after deducting all sales expenses, estimated lost profit and interest costs. If the sales proceeds are inadequate to cover all the builder’s costs, we are required to pay the deficiency.

Payments for drydocking increased to $8.3 million in 2002 from $2.8 million in 2001. Payments for drydocking were $5.3 million in 2000.

Debt

At the beginning of 2002, our long-term debt consisted of two secured credit facilities advanced by a syndicate of banking institutions. One facility, which relates to the financing of 15 of our vessels, had an outstanding balance as of December 31, 2002 of $174.4 million, repayable in a further eight semi-annual installments of amounts ranging from $10.0 million to $12.9 million, plus a final payment of $83.3 million in December 2006. The other facility, which relates to the financing of one of our vessels, had an outstanding balance as of December 31, 2002 of $48.1 million repayable in a further eight semi-annual installments ranging from $1.6 million to $2.0 million, plus two payments totaling $33.8 million in December 2006. The loans are secured by first preferred mortgages over our vessels and bear interest at LIBOR plus a margin, which varies according to our leverage ratio and the ratio of vessel collateral value to the outstanding amount of the loan. The loans generally permit us to reborrow amounts that are prepaid. However, in the event that we sell or suffer the complete loss of a vessel, amounts prepaid to the banks as a result of such events may only be reborrowed for a period of 180 days following the sale or destruction of the vessel. Following the expiration of such 180 day period, our right to reborrow these funds terminates and the banks’ outstanding commitments to us are reduced by a corresponding amount.

In May 2002, we obtained a bank loan from a major Greek bank for $30.5 million relating to the financing of the acquisition of the Aframax Opal Queen. The loan has a twelve year term and is repayable in semi-annual installments of $0.9 million with a balloon payment of

$9.5 million payable in 2014. We made the first repayment in 2002. The loan bears interest at either LIBOR or EURIBOR, depending on the currency denomination of the loan, plus a margin. In June 2002, we entered into a further loan of $32.2 million with a British bank for the financing of a new Suezmax, the Silia T. The loan is repayable in semi-annual installments of $0.9 million over ten years starting in 2003, with a balloon payment of $14.3 million due in 2012. The loan bears interest at LIBOR plus a margin.

In August 2002, we entered into a $129.0 million credit facility with a syndicate managed by a major German bank. During 2002, we borrowed $101.6 million under this facility relating to the partial financing of the Suezmaxes Decathlon, Pentathlon and Triathlon. We received the fourth part of this loan, amounting to $27.4 million, in January 2003 relating to the partial financing of Marathon. The loan is payable in semi-annual installments of $3.9 million starting in July 2003, with a balloon payment of $50.8 million payable in 2013. The loan bears interest at LIBOR plus a margin.

The terms of these new loans are substantially similar to and consistent with the security and covenant requirements of the original two secured credit facilities existing at the beginning of 2002, as described above. However, a 180 days re-borrowing right in the event of a prepayment exists only with respect to the new syndicated credit facility. These new loans are secured by first preferred mortgages over the respective vessels which were partially financed with borrowings under the loans.

Following the completion of the public offering of our common shares in March 2002, we applied $40 million of the offering proceeds to reduce the loan outstanding on the major credit facility existing at the beginning of the year, of which we reborrowed $21 million in December 2002. As a result of this major repayment, other repayments were not required on this facility during the year. Repayments on the new loans do not start until at least six months have past since the loans were entered into. As a consequence, the only other scheduled repayments in 2002, amounted to $3.9 million in total.

SUMMARY OF LOAN MOVEMENTS THROUGHOUT 2002 (in $ million):

Loan	Balance at January 1, 2002	New Loans	Repayments	Balance at December 31, 2002
Syndicated credit facility – 15 vessels	$193.4	$21.1	$40.0	$174.5
Syndicated credit facility – 1 vessel	$51.1	0	$3.0	$48.1
Loan for Opal Queen	0	$30.5	$0.9	$29.6
Loan for Silia T.	0	$32.2	0	$32.2
Syndicated credit facility – 3 Suezmaxes	0	$101.6	0	$101.6

Total	$244.5	$185.4	$43.9	$386.0

In addition, during 2002, we also received a commitment for a loan facility of $55 million to partially finance the acquisition of the new Panamaxes, Maya and the Inca. We entered into the related loan documents in January 2003, and drew down the first tranche of $27.5 million upon the delivery of the Maya in January 2003 and the remaining $27.5 million upon the delivery of the Inca in March 2003. Each tranche of the loan is repayable in semi-annual installments of $1.0 million over ten years, with a balloon payment of $7.5 million payable in 2013. The rate of interest on each tranche is LIBOR or EURIBOR, depending on the currency denomination of the tranche, plus a margin. In May 2003, we formally entered into and borrowed, respectively, $25.6 million and $26.0 million under two additional loan facilities to partially finance the delivery of the Parthenon and the Aztec. The loans have a ten-year term and are both repayable in semi-annual installments of $0.8 million with balloon installments of $10.5 million and $9.75 million, respectively, payable in 2013. The interest rate on the loan is LIBOR plus a margin.

As a result of such financing activities, long-term debt increased in 2002 by a net amount of $141.5 million, compared to a net decrease of $20.5 million in 2001 and $19.1 million in 1999.

Capitalized loan costs relating to new financing within 2002 amounted to $0.7 million. There were no capitalized loan costs in 2001 and 2000.

Our annual principal payments scheduled from January 1, 2003 through the final repayment date of our debt are as follows (these may change depending on possible prepayments and new loan arrangements):

Year	Principal Payment
(in thousands)
2003	$30,211
2004	35,031
2005	36,897
2006	156,073
2007	9,701
2008 and thereafter	118,039

Total	$385,952

Sale and leaseback transaction

In March 1999, we acquired Olympia at a total cost of $35.3 million. We subsequently sold Olympia to an unrelated third party in October 1999 at a net price after commission of $37.2 million. The Olympia is time-chartered back to us until October 2007. We have an option to extend the charter each year until December 2011. Alternatively, the owners of the vessel have an option to extend the charter until July 2009. In addition, we have an option to repurchase the vessel. This option may be exercised by us at the end of each year during the period of 2006 through 2011 at declining rates starting at $31.3 million. The owners of the vessel also have the option to require us to purchase the vessel at any time at a cost of $15 million. There was a profit on the sale transaction of $2.7 million (after taking account of depreciation), which is deferred in full until October 2007, unless an option to purchase the vessel is exercised earlier. Generally, we do not purchase or hold any vessels for sale, although we do dispose of vessels when suitable opportunities arise.

Contractual Obligations as of December 31, 2002

	Payments due by period (in millions)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$386.0	$30.2	$71.9	$165.8	$118.1
Capital (finance) Lease Obligations	––	––	––	––	––
Operating Lease Obligations	$37.2	$7.6	$15.4	$14.2	––
Purchase Obligations (newbuildings)	$204.4	$182.5	$21.9	—	––
Other Long-Term Liabilities	––	—	—	—	––

Item 6.    Directors, Senior Management and Employees

The following table sets forth, as of December 31, 2002, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected	Year Term Expires
D. John Stavropoulos	69	Chairman of the Board of Directors	1994	2005
Nikolas P. Tsakos	39	President, Chief Executive Officer and Director	1993	N/A
Michael G. Jolliffe	52	Deputy Chairman of the Board of Directors	1993	2003
George V. Saroglou	38	Chief Operating Officer and Director	2001	N/A
Paul Durham	51	Finance Director and Chief Accounting Officer	––	––
Emmanuel G. Pantelides	53	Secretary	––	––
Paul B. Labrinakos	48	Marine Director	––	––
Torben Janholt	56	Director	2002	2005
Peter Nicholson	68	Director	1993	2005
Angelos Plakopitas[1]	64	Director	2003	2006
Antonio Taragoni	71	Director	1993	2003

[1]	Mr. Plakopitas was elected to serve as a director of the Company at the Annual General Meeting of Shareholders of the Company held on May 29, 2003.

Certain biographical information about each of these individuals is set forth below.

D. John Stavropoulos has served as Chairman of the Board since June 1994. He spent 33 years with The First National Bank of Chicago and its parent, First Chicago, most recently as Executive Vice President and Chief Credit Officer, and retired in 1990. He chaired the bank’s Credit Strategy Committee, the Country Risk Management Council and the Economic Council. He was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. From 1979 to 1992, he was a director of CIPSCO, the Central Illinois Public Service Company, an electricity and gas public utility, now part of the Ameren Corporation. From 1962 to 1968, he was an instructor of Economics and Finance at Northwestern University. Mr. Stavropoulos is a Chartered Financial Analyst and has been a member of various professional societies including the Robert Morris Associates (as national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos is a member of the Audit Committee.

Nikolas P. Tsakos has served as our President and Chief Executive Officer since September 1993 and has been a member of our Board since September 1993. Since 1981, Mr. Tsakos has been involved in ship management and has seafaring experience of 36 months. Mr. Tsakos is President of the Hellenic Marine Environment Protection Agency, a member of the council of the Independent Tanker Owners Association, a member of the board of the Union of Greek Shipowners, and a council member of the board of the Greek Shipping Co-operation Committee, the American Bureau of Shipping, Bureau Veritas, and the Greek Committee of Det Norske Veritas. Mr. Tsakos is a cousin of Mr. Saroglou, our Chief Operating Officer and one of our directors.

Michael G. Jolliffe has been our Deputy Chairman since July 2001 and has been a Director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills S.A., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. Since 1997 he has been a director of Royal Olympic Cruise Lines Inc., the largest cruise ship company in the Eastern Mediterranean and quoted on the NASDAQ market. Mr. Jolliffe is also Chairman of Wigham – Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd., an agency based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent of the Skoda Group for trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee.

George V. Saroglou has served as our chief operating officer since May 1996 and has been a member of our Board since July 2001. From 1987 to 1994, he was marketing and technical manager of Pansystems S.A., a supplier of computer systems and the largest dealer of IBM hardware in Greece. Mr. Saroglou serves as a director of Pansystems S.A. Mr. Saroglou is the cousin of Mr. Tsakos.

Paul Durham joined the Tsakos Group in 1999 and has served as our finance director and chief accounting officer since June 2000. Mr. Durham is a U.K. Chartered Accountant. Prior to joining Tsakos Energy Navigation, from 1989 through 1998 Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming financial director of shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their U.K. food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

Emmanuel G. Pantelides has served as our secretary since September 1993. From 1998 until 1992, Mr. Pantelides was vice president and the senior private banking officer of American Express Bank in Athens. From 1982 until 1988, he was vice president of Chase Manhattan Bank, NA and was manager of institutional, investment and merchant banking responsible for the Eastern Mediterranean Region. He was also manager in charge of the Corporate Banking Department in Athens during the same period. Prior to joining Chase Manhattan Bank,

Mr. Pantelides was in the Correspondent Banking Group of Irving Trust Co. holding various positions including country manager for South-East Asia and the subcontinent.

Torben Janholt has been a member of our Board since October 2002. He has been the President and CEO of J. Lauritzen A/S, a major Danish shipowning and trading company, since 1998. Between 1995 and 1998, he was Chief of the Ocean Transport Service of the UN World Food Programme, based in Rome. In 1992, he took a position as director and executive consultant with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group; including Managing Director of LauritzenNaval, Madrid from 1990 to 1992 and Senior Vice President J. Lauritzen USA Inc., New York from 1982 to 1989. Mr. Janholt is Vice Chairman of the Danish Shipowners Association.

Paul B. Labrinakos was appointed chief marine officer of TEN in June 2002 with the responsibility of overseeing newbuilding vessels and monitoring the fleet under management. He has served with the Tsakos Group since 1992, first as Technical Manager based in New York and later in Athens as Technical Director, responsible for technical supervision of a fleet of over 60 vessels. He created the New Projects Department of the Tsakos Group. Earlier in his career he has worked for other major shipping and industrial companies. He has supervised and has been involved in the design and building of over 30 newbuilding vessels. He has seagoing experience on both bulk carriers and tankers. He is a member of several maritime technical committees both in Europe and the United States. He graduated from the Athens National Technical University as a Naval Architect and Marine & Mechanical Engineer. He has also completed technical studies in Germany and in the United States.

Peter Nicholson has been a member of our Board since September 1993. He was the managing director and chairman of Camper & Nicholson Limited, yacht builders. After its merger with Crest Securities Limited to form Crest Nicholson Plc, he became a director of the company until his retirement in 2002. In 1998, Mr. Nicholson became a non-executive director of Crest Nicholson Plc and has served as a director of Lloyds TSB Group Plc and two insurance brokering companies. From 1990 to 1999, he was Chairman of Carisbrooke Shipping Plc, which operates a fleet of fifteen vessels between 2,500 and 5,000 tons. Mr. Nicholson is qualified as a naval architect and is Chairman of the Audit Committee.

Angelos Plakopitas has been a member of our Board since June 2003. He has been a Managing Director of Global Finance S.A., a financial services company, and manager of several venture capital funds based in Athens, with offices throughout the Balkans since 1991. Between 1979 and 1990, Mr. Plakopitas was General Manager of Shelman Swiss-Hellenique Wood Products Manufacturers S.A., a large industrial and trading company in Greece. From 1970 to 1979, he was Vice President of Citibank N.A. based in Athens and Piraeus, during which time he spent six years as head of the Shipping Department. Mr. Plakopitas started his career with the Hellenic Industrial Development Bank in 1965.

Antonio Taragoni has been a member of our Board since September 1993. In 1955, Mr. Taragoni began his involvement in the shipping industry at Ballestrero, Tuena and Canepa, an Italian ship agent. In 1961, he founded and is President of Nolarma Noleggi & Armamento Srl, one of the largest Italian ship agents. He is also the founder and president of Nolarma Tankers

Srl, a large Italian tanker shipbroking firm. Mr. Taragoni was a council member of Intertanko from 1973 to 1995, and a council member of Porto Petroli SpA of Genoa from 1975 to 1996.

None of our directors has a service contract providing for benefits upon termination of his employment with Tsakos Energy Navigation.

Board Practices

The Board of Directors has fixed its number at not less than five nor more than 15. At December 31, 2002 we had seven directors on our Board. Following the Annual General Meeting of the Shareholders of the Company in May 2003, the size of the Board was increased to eight directors. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board of Directors (with the exception of any managing director) retires by rotation each year.

The Bye-laws require that the one-third of the directors to retire by rotation be those who have been longest in office. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise amongst themselves).

Committees of the board. The Board of Directors has established an audit committee, a nominating committee, a compensation committee, a chartering committee, a capital markets committee and a risk committee.

The members of the audit committee are Messrs. Nicholson, Stavropoulos and Jolliffe. The audit committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all engagement letters provided by the auditors;

•	reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s auditing standards;

•	reviewing the Company’s financial reporting and internal control procedures; and

•	reviewing the requirements of the rules of any exchange on which the Company’s securities are listed.

The members of the nominating committee are Messrs. Nicholson, Jolliffe, Stavropoulos and Taragoni. The nominating committee is appointed by the Board and is responsible for, among other matters:

•	reviewing the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying candidates for the approval of the Board to fill Board vacancies as and when they arise as well as developing plans for succession, in particular, of the chairman and executive officers;

•	making recommendations to the Board for the continuation (or not) in service of an executive director as an executive or non-executive director; and

•	recommending directors who are retiring by rotation to be put forward for re-election.

The members of the compensation committee are Messrs. Nicholson, Jolliffe, Stavropoulos and Taragoni. The compensation committee is appointed by the Board and is responsible for:

•	establishing the Company’s compensation programs;

•	reviewing the compensation paid by the Company to its Board members; and

•	providing recommendations to the Board generally with respect to compensation matters.

The members of the capital markets committee are Messrs. Tsakos, Stavropoulos and Jolliffe. The capital markets committee is responsible for reviewing financing opportunities for us in the capital markets.

The members of the risk committee are Messrs. Stavropoulos, Nicholson, Tsakos, and our finance director, Mr. Durham. The primary role of the risk committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

The members of the chartering committee are Messrs. Tsakos, Stavropoulos and Taragoni. The chartering committee is responsible for reviewing Tsakos Shipping’s chartering and market operations of the fleet.

Every director, secretary, officer of the Company and member of a committee constituted under the Bye-laws (and his heirs and legal representatives) will be indemnified out of the funds of the Company against all civil liabilities, loss, damage, charge or expense (including but not limited to an amount paid to settle an action, satisfy a judgment, liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him as such director, secretary, officer or committee member while exercising his powers and discharging his duties under the Bermudian Companies Acts and the Bye-laws. The indemnity extends to any person acting as a director, secretary, officer or committee member in the reasonable belief that he has been so appointed or elected notwithstanding any defect in such appointment or election. The indemnity contained in the Bye-laws does not extend to any matter which would render it void pursuant to the Bermudian Companies Acts.

Compensation. We pay no compensation to our senior managers or to our directors who are senior managers. For the year ended December 31, 2002, the aggregate compensation of all of the members of the board of directors was approximately $180,000, which included a $40,000 fee to each non-executive director and a $60,000 fee to the chairman of the board. We anticipate that cash compensation in the future will not materially increase. Our senior managers, other than Mr. Tsakos, are compensated by Tsakos Energy Management, which receives a management fee per month for each of our ships.

Employees. We have no salaried employees.

Share ownership. The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock option plan. We have a stock option plan which permits us to grant stock option awards to our directors and officers or the directors, officers and employees of Tsakos Energy Management, our manager, and Tsakos Shipping, our technical manager. The purpose of the plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the plan. As of December 31, 2002, a total of 163 persons, consisting of directors and officers of our company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping held options to purchase 450,000 common shares, all of which were vested. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors. The weighted average exercise price for the outstanding options at December 31, 2002 is $10.72. In April 2003, holders of options to acquire an aggregate of 287,000 common shares at $10 per share exercised the options held by them.

Each option expires on the earlier of (1) the fifth anniversary of the date of the grant or (2) the date on which the holder thereof ceases to be one of our directors or officers, or a director, officer or employee of Tsakos Energy Management or Tsakos Shipping, as the case may be. Our board of directors administers the plan. Our board of directors is required to adjust the number of shares over which an option is granted and the option price thereof upon the occurrence of specified events. The plan terminates in June 2006 unless terminated at an earlier time by the board of directors or by ordinary resolution of our shareholders. Termination of the plan will not affect the existing rights of any option holder.

Item 7.    Major Shareholders and Related Party Transactions.

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties on an arm’s length basis. Tsakos Energy Management has undertaken to ensure that all transactions with related parties are reported to the board of directors. Under the management agreement, any such transaction or series of transactions involving payments in excess of $100,000 and which is not in the ordinary course of business requires the prior consent of the board of directors. Transactions not involving payments in excess of $100,000 may be reported quarterly to the board of directors.

To help minimize any conflict between our interests and the interests of other members of the Tsakos Group and the owners of other vessels managed by the Tsakos Group, if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity, before offering it to any of its affiliates or other clients.

Management affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the principal and founder of the Tsakos Group.

Michael G. Jolliffe, one of our directors, served as a director of Tsakos Energy Management from 1993 to 1998.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos, our president and chief executive officer.

Management and other fees

Through Tsakos Energy Management, we prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $29.9 million in 2002. These payments are made in advance, subject to reconciliation at the end of each quarter. At December 31, 2002, we had outstanding advances to Tsakos Shipping of $3.8 million in respect of such expenses.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $3.2 million and supervisory fees relating to the construction of our vessels of $1.3 million in 2002.

Management agreement

Our management agreement with Tsakos Energy Management expires in December 2006. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until the later of two years from the date of termination and December 2006. A termination as of December 31, 2002 would have resulted in a payment of approximately $12.5 million. Following a change of control of Tsakos Energy Management, we may terminate the management agreement.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. In June 1998, the management agreement was amended to require a flat management fee, without inflation adjustments, of $16,500 per vessel per month, or $15,000 if the vessel is under bareboat charter, for all vessels under management and under construction. As of January 1, 2002, all vessels had a management fee of $15,000 per month, regardless of charter type.

From the management fees paid by us to Tsakos Energy Management, Tsakos Energy Management pays Tsakos Shipping for technical management of our vessels. Under the terms of Tsakos Energy Management’s management agreement with Tsakos Shipping, Tsakos Energy Management pays Tsakos Shipping a fee of $10,000 per vessel per month for technical management. The fee was determined by comparison to the rates charged by other major independent vessel managers. The fee varies depending upon the type of vessel and its employment, subject to adjustment for increases in standard industry rates charged for such services and inflation.

Sale to Sea Consolidation S.A. of Panama

Concurrently with the consummation of our public offering in March 2002, we sold 1,000,000 common shares directly to Sea Consolidation S.A. of Panama, which is controlled by members of the Tsakos family, at a price equal to the public offering price. See “Principal Shareholders” for more information regarding Sea Consolidation.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% of the daily charter hire or lump sum amount payable under every charter involving our vessels. We paid Tsakos Shipping aggregate chartering commissions of $1.6 million 2002.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We paid Argosy aggregate premiums of $2.0 million in 2002.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We paid AirMania an aggregate amount of $0.7 million in 2002. AirMania was founded in 2000.

Purchase Right

In March 2002 we exercised our rights to purchase from companies affiliated with the Tsakos Group the contracts for five newbuildings then under construction and one vessel delivered by the shipyard in 2001. These six newbuildings included one Suezmax tanker, one Aframax tanker and four Panamax tankers. The aggregate purchase price for these vessels was $234.8 million, the market value at the time of the agreement. Of this total, an amount of $39.5 million was payable directly to the Tsakos Group, representing the reimbursement of the aggregate construction progress payments already paid by the Tsakos Group, plus the difference between the original contract prices and the agreed market values. We have undertaken the obligation for all remaining payments to the shipyards and the seller per the original contracts, amounting in total to $195.2 million, the balance of which at December 31, 2002 amounted to $113.8 million.

Related party payments are included in our financial statements as follows: management fees are included in management fees unless they relate to supervision of construction, in which case they are included in advances for vessels under construction or in vessels. Chartering commissions are included in commissions, and insurance premiums and travel services are included in operating expenses.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of May 29, 2003 by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	our chief executive officer and our other members of senior management;

•	each of our directors; and

•	all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power and/or investment power with respect to securities is treated as a beneficial owner of those securities. It does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of May 29, 2003 are considered as beneficially owned by the person holding such options, warrants or rights. The applicable percentage of ownership for each shareholder is based on 17,254,723 common shares outstanding as of May 29, 2003. Information for certain holders is based on their latest filings with the Securities and Exchange Commission or information delivered to the Company.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Principal Shareholders

Fidelity Management 82 Devonshire Street Boston, MA 02109	2,533,000	14.7%

Kelley Enterprises Inc.(1)(2)	1,652,212	9.6%
Saffrey Square, Suite 205 Park Lane P.O. Box N-8188 Nassau, Bahamas

DePrince, Race & Zollo, Inc.	1,747,400	10.1%
201 S. Orange Avenue Suite 850 Orlando, FL 32801

Marsland Holdings Limited(1)(2)	1,024,234	5.9%
FCC Corporate Services Limited 125 Main Street P.O. Box 144 Road Town, Tortola British Virgin Islands

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent

Sea Consolidation S.A. of Panama (3)	1,000,000	5.8%
Tritonos 103 Paleo Faliro Athens, Greece

Oppenheimer Funds, Inc.	961,994	5.6%
498 Seventh Avenue New York, NY 10018

Executive Officers and Directors
D. John Stavropoulos	56,272	*
Nikolas P. Tsakos(4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	12,000	*
Paul Durham	8,000	*
Emmanuel G. Pantelides	5,000	*
Paul Labrinakos	8,000	*
Torben Janholt	–	–
Peter Nicholson	10,000	*
Angelos Plakopitas	–	–
Antonio Taragoni	10,000	*

All executive officers and directors as a group (11 persons)(4)	135,272	*

*	Less than 1%.

(1)	Kelley Enterprises and Marsland Holdings are wholly owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly owned by Tsakos Holdings Foundation.
(2)	The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.
(3)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Sea Consolidation S.A. of Panama, Redmont Trading Corp. or Tsakos Holdings Foundation.

We effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange in March 2002. Accordingly, certain of our principal shareholders acquired their common shares either at or subsequent to this time. In addition, concurrent with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. Our major shareholders have the same voting rights as our other shareholders. As of May 29, 2003, we had 131 shareholders of record. Five of the shareholders of record were located in the United States and held in the aggregate 15,765,357 common shares representing approximately 91.3% of our outstanding common shares. However, the five United States shareholders of record include

CEDEFAST, which, as nominee for the Depository Trust Company, is the record holder of 15,753,357 common shares. Accordingly, the Company believes that the shares held by CEDEFAST include common shares beneficially owned by both United States beneficial owners and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.    Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are currently involved, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we currently intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. We plan to pay dividends on a semi-annual basis.

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are holding a company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1996 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Description of Capital Stock—Bermuda Law—Dividends”. See Item 3. Key Information—Risks related to our Common Shares—We may not be able to pay cash dividends as intended”.

Item 9.    The Offer and Listing

Our common shares are listed on the New York Stock Exchange and the Oslo Børs.

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the symbol “TNP”. The following table shows the high and low closing prices for our common shares during the indicated periods.

	High	Low
2002
First Quarter (March 5 to March 31)	15.24	14.70
Second Quarter	16.40	13.98
Third Quarter	14.00	9.45
Fourth Quarter	15.46	11.10
December 2002	15.46	11.68
2003
First Quarter
January 2003	15.15	14.79
February 2003	14.63	12.00
March 2003	13.60	12.82
Second Quarter
April 2003	13.22	12.10
May 2003	13.25	11.34
June 2003 (through June 20)	14.15	13.60

Source: Bloomberg

Trading on the Oslo Børs

Our common shares have traded on the Oslo Børs since 1993. Our trading symbol on the Børs is TEN. The following table shows the high and low closing prices for our common shares during the indicated periods. Despite the listing of our common shares on the Oslo Børs, the quoted prices and share volumes primarily reflect intermittent transactions that, in many cases, were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Oslo Børs are quoted in Norwegian kroner.

	High	Low
	NOK	NOK
1998	150.00	104.98
1999	150.00	60.00
2000	120.00	60.00
2001
First Quarter	115.00	108.00
Second Quarter	130.00	110.00
Third Quarter	126.00	115.00
Fourth Quarter	120.00	70.00
2002
First Quarter	115.00	113.00
Second Quarter	120.00	120.00
Third Quarter	71.86	71.86
Fourth Quarter	*	*
December 2002	*	*
2003
First Quarter	*	*
January 2003	*	*
February 2003	*	*
March 2003	*	*
Second Quarter	*	*
April 2003	*	*
May 2003	*	*
June 2003 (through June 20)	*	*

Note: An asterisk (*) indicates that no trades were reported during this quarter.

Source: Bloomberg

On May 29, 2003, 17,254,723 common shares were outstanding and were held by approximately 131 holders of record.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of Norwegian kroner, expressed in kroner per dollar, in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Year	High	Low	Average	Period-End
1998	8.3200	7.3130	7.5521	7.5800
1999	8.0970	7.3970	7.8071	8.0100
2000	9.5890	7.9340	8.8131	8.8010
2001	9.4538	8.5391	8.9991	8.9724
2002	9.1110	8.8710	8.9593	8.9175

Note: Average represents the average of month-end rates.

Item 10.    Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40,000,000 common shares, par value $1.00 per share. As of December 31, 2002 there were 17,022,723 outstanding common shares and outstanding options to purchase 450,000 common shares. As of May 29, 2003, there were 17,254,723 outstanding common shares and outstanding options to purchase 163,000 common shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-laws, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of our non-executive directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Options

As of December 31, 2002, we had 450,000 stock options outstanding under our stock incentive plan, all of which are vested. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda. Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company. We refer you to our Memorandum of Association, which is filed as an exhibit to this Annual Report, for a full description of our objects and purposes. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

Dividends. Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after the payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect the following actions: variation of class rights, removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in Liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of Shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year.

Under Bermuda law and our Bye-laws, a director may be removed at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20%, in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his shares. The amalgamation of a company with another company requires the amalgamation agreement to be approved by the board of directors and, except where the amalgamation is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in the violation of the company’s Memorandum of Association or Bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares by any shareholder, by other shareholders or by the company.

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these antitakeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

Blank check preferred shares. Under the terms of our Bye-laws, our board of directors has authority, without any further vote or action by our shareholders, to issue preferred shares with terms and preferences determined by our board. Our board of directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Staggered board of directors. Our Bye-laws provide for a staggered board of directors with one-third of our non-executive directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Transactions involving certain business combinations. Our Bye-Laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price, which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•

after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, stock split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting stock and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

Consequences of becoming an interested person. Our Bye-Laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold”, then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

The above restrictions do not apply to us, our subsidiaries or to:

•	any person who on June 7, 2001 was the holder or beneficial owner of a number of shares carrying voting rights that exceeded the threshold and who continues at all times after June 7, 2001 to hold shares in excess of the threshold; and

•	any person whose acquisition of a number of shares exceeding the threshold has been approved by (1) a majority of 80% of those present and voting at a general meeting or (2) by a resolution adopted by the continuing directors, followed by a resolution adopted by a shareholder vote in excess of 50% of the voting shares not owned by such interested person.

Transfer agent and registrar. The Bank of New York serves as transfer agent and registrar for the common shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the symbol TNP.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this Annual Report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this Annual Report:

(a) Credit Agreement, dated as of June 17, 1998 between the Company (formerly MIF Limited) as borrower, Deutsche Schiffsbank AG, The Bank of New York, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Credit Lyonnais, Alpha Bank A.E., The Bank of Nova Scotia, Banque Nationale de Paris, Bremer Bank Niederlassung der Dresdner Bank AG, KB Financial Services, Landesbank Schleswig-Holstein Girozentrale, ASLK-CCER Bank nv sa, MeesPerson N.V., National Bank of Greece S.A., Viking Ship Finance Ltd. and Vereins-und Westbank AG as the banks and financial institutions, Chase Manhattan PLC as lead arranger, Credit Lyonnais, Deutsche Schiffsbank AG and The Bank of New York as co-arrangers and Chase Manhattan International Limited as agent and security trustee relating to a loan facility for the financing of 15 vessels, including the partial financing of M/T Maria Tsakos. This facility had an outstanding balance as of December 31, 2002 of $174.4 million, repayable in a further eight semi-annual installments of amounts ranging from $10.0 million to $12.9 million, plus a final payment of $83.3 million in December 2006. The loan is secured by a first preferred mortgage over one of our vessels and bears interest at LIBOR plus a margin which varies according to our leverage ratio and ratio of vessels collateral to the value of the outstanding loan amount.

(b) Credit Agreement, dated as of March 19, 1999 between the Company (formerly MIF Limited) as borrower, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein as the banks and financial institutions, The Chase Manhattan Bank as swap bank, Chase Manhattan PLC, Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein Girozentrale as arrangers, Chase Manhattan International Limited as agent and Chase Manhattan International Limited as security trustee relating to a loan facility for the financing of the VLCC Millenium. This facility had an outstanding balance as of December 31, 2002 of $48.1 million repayable in a further eight semi-annual installments ranging from $1.6 million to $2.0 million, plus two payments totaling $33.8 million in December 2006. The loan is secured by a first preferred mortgage over one of our vessels and bears interest at LIBOR plus a margin which varies according to our leverage ratio and ratio of vessels collateral to the value of the outstanding loan amount.

(c) Loan Agreement, dated May 2, 2002, between Tsakos Energy Navigation Limited as borrower and Commercial Bank of Greece S.A. as lender for a loan facility of up to U.S. $30.5 million relating to the partial financing of the Aframax Opal Queen. For each interest period, the rate of interest on the loan is a margin plus either LIBOR or EURIBOR, depending on the currency denomination of the loan. The loan has a twelve-year term and is repayable in semi-annual installments of $0.9 million with a balloon installment of $9.5 million payable in 2014. The first repayment was made in 2002. The loan is secured by a first preferred mortgage over the Opal Queen.

(d) Loan Agreement, dated June 21, 2002, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a loan facility of U.S. $32.2 million to partially finance the acquisition of the Suezmax Silia T by the Company’s wholly-owned subsidiary Romeo Shipping Company Limited. The rate of interest on the loan is LIBOR plus a margin. The loan is repayable in semi-annual installments of $0.9 million over ten years starting in 2003, with a balloon installment of $14.3 million payable in 2012. The loan is secured by a first preferred mortgage over the Silia T.

(e) Loan Agreement, dated August 14, 2002 and as amended on October 7, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million. During 2002, $101.6 million was borrowed under this facility for the deliveries of the Suezmaxes Decathalon, Pentathlon and Triathlon. The fourth part of this loan, amounting to $27.4 million, was received in January 2003 and relates to the partial financing of the Aframax Marathon. For each interest period, the rate of interest on the loan is LIBOR plus a margin. The loan will be repaid in semi-annual installments of $3.9 million over ten years, with a balloon installment of $50.8 million payable in 2013. The loan is secured by a first preferred mortgage over the Decathlon, Pentathlon, Triathlon and Marathon.

(f) Loan Agreement, dated January 13, 2003, between Tsakos Energy Navigation Limited as borrower, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as lenders, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as arrangers, Aegean Baltic Bank S.A. as agent and Landesbank Schleswig-Holstein Girozentrale as paying agent and security trustee relating to a U.S. $55.0 million loan facility to partially finance the acquisition of the new Panamaxes Maya and Inca. The first tranche of $27.5 million was drawn upon the delivery of the Maya in January 2003 and the remaining $27.5 million was drawn upon the delivery of the Inca in March 2003. The rate of interest on each tranche is LIBOR or EURIBOR, depending on the currency denomination of the tranche, plus a margin. Each tranche of the loan will be repaid in semi-annual installments of $1.0 million over ten years starting in July 2003, with a balloon installment of $7.5 million payable in 2013. With respect to such balloon installment, the rate of interest is LIBOR or EURIBOR plus a margin. The loan is secured by a first preferred mortgage over the Maya and the Inca.

(g) Loan Agreement, dated May 16, 2003, between Tsakos Energy Navigation Limited as borrower and Credit Suisse as lender relating to a $25.6 million loan facility to partially finance the acquisition of the Aframax Parthenon by the Company’s wholly-owned subsidiary Oceana Shipping Company Ltd. For each interest period, the rate of interest on the loan is a margin plus LIBOR. The loan will be repaid in semi-annual installments of $775,000 over ten years, with a balloon installment of $10.05 million payable in 2013. The loan is secured by a first preferred mortgage over the Parthenon.

(h) Loan Agreement, dated May 20, 2003, between Tsakos Energy Navigation Limited as borrower and Danish Ship Finance as lender relating to a $26.0 million loan facility to partially finance the acquisition of the Panamax Aztec by the Company’s wholly-owned subsidiary Sea Mayfair S.A. The rate of interest on the loan is a margin plus LIBOR. The loan has a ten-year term and is repayable in semi-annual installments of $812,500, with a balloon installment of $9.75 million payable in 2013. The loan is secured by a first mortgage over the Aztec.

(i) ISDA Master Agreement, dated as of June 18, 1998 between the Company (formerly MIF Limited) and JPMorgan Chase Bank (formerly The Chase Manhattan Bank) (the “JPMorgan Chase ISDA Master Agreement”).

(j) 1992 ISDA Master Agreement, dated as of June 21, 2002 and as amended and supplemented from time to time, between the Company and The Royal Bank of Scotland plc.

(k) ISDA Master Agreement, dated as of July 27, 2001 and as amended and supplemented from time to time, between the Company and Landesbank Schleswig-Holstein Girozentrale.

(l) On July 27, 2001, the Company entered into two two-year interest rate swap agreements, each expiring in July 2003, with a notional amount of $15 million and $30 million, respectively. The Company entered into such agreements pursuant to the JPMorgan Chase ISDA Master Agreement. Such agreements (1) relate to a secured credit facility which had an outstanding balance of $48.1 million at December 31, 2002 and (2) have a weighted average fixed rate payable of 4.3817% and an average weighted variable rate receivable of 1.36% until July 22, 2003.

(m) On July 27, 2001, the Company entered into two three-year interest rate swap agreements, each expiring in August 2004, with a notional amount of $80 million and $20 million, respectively, pursuant to the JPMorgan Chase ISDA Master Agreement. Such agreements (1) relate to a secured credit facility which had an outstanding balance of $174.4 million at December 31, 2002 and (2) have a weighted average fixed rate payable of 4.8203% and an average weighted variable rate receivable of 1.34% until July 31, 2003.

(n) On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $50 million of a syndicated loan which had an outstanding balance of $101.6 million on December 31, 2002. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004 and 2005, 2006, 2007, respectively, the Company pays interest at a rate of 4.0%.

(o) On March 28 and April 2, 2003, the Company entered into two five-year interest rate collar swap agreements, which are effective for the periods commencing May 9, 2003 and July 30, 2003. The notional amounts of the swaps are $20 million and $21.5 million, respectively, and they are accounted for as a hedge of the Company’s variable interest rate payments on syndicated loans which had outstanding balances of $29.6 million and $31.3 million, respectively, on March 31, 2003. In accordance with the terms of the first swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5% when the Company will pay 4.5%. In accordance with the terms of the second swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%.

(p) Shipbuilding Contracts between a subsidiary of Tsakos Energy Navigation as buyer and Hyundai MIPO Dockyard of South Korea as builder for the purchase and delivery of three Handysize product carriers.

(q) Shipbuilding Contracts between a subsidiary of Tsakos Energy Navigation as buyer and Imabari Shipbuilding Co. Ltd. of Japan as builder for the purchase and delivery of one Aframax tanker and one Panamax tanker.

(r) Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended. Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Currently, we pay Tsakos Energy Management management fees of $15,000 per vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are consistent with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $3.2 million and supervisory fees relating to the construction of our vessels of $1.3 million in 2002. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping.

(s) Form of Agreement, dated November 15 1996, between Tsakos Energy Management Limited (formerly Absolute Navigation Limited) and Tsakos Shipping and Trading S.A., as amended on February 2, 1998, as further amended on June 5, 1998 and as further amended. Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. There are currently two vessels under subcontract by Tsakos Shipping. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Energy Management pays Tsakos Shipping a fee of $10,000 per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. The fee varies depending upon the type of vessel and its employment, subject to adjustment for increases in standard industry rates charged for such services and inflation. Through Tsakos Energy Management, we paid Tsakos Shipping $29.9 million in 2002 for operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2002, we had outstanding advances to Tsakos Shipping of approximately $3.8 million in respect of such expenses. Tsakos Energy Management paid Tsakos Shipping aggregate management fees of $2.1 million in 2002. The technical management agreement is automatically renewable on an annual basis and is terminable by either party upon six months’ written notice.

Exchange controls

Under Bermuda and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our common shares.

TAX CONSIDERATIONS

Taxation of Tsakos Energy Navigation Limited

We believe that a significant portion of our income will not be subject to tax by Bermuda, which currently has no corporate income tax, or by other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we anticipate based upon our current and anticipated business practices and the current tax regime.

Bermuda tax considerations

In the opinion of Mello Jones & Martin, under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2002 was $16,695. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. The summary is based on our beliefs and expectations concerning our current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares, the status of the members of the Tsakos family that directly, indirectly or constructively own our shares as non-United States persons, our organization and that of our subsidiaries and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. A United States holder is a beneficial owner of common shares who or which is:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, 10% or more of the total combined voting power of all classes of our voting stock;

•	a person subject to United States federal alternative minimum tax;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this annual report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below. On August 2, 2002, the United States Treasury Department issued proposed regulations under Section 883 of the Internal Revenue Code. The discussion below refers at certain points to the proposed Section 883 regulations. The proposed Section 883 regulations generally are proposed to be effective for tax years of foreign corporations beginning 30 or more days after the date on which such regulations are finalized. It is uncertain whether the proposed Section 883 regulations will be finalized in their proposed form or at all and what will be the effective date of any such final regulations.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of owning our common shares in your particular circumstances.

Taxation of our operations

In General

We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our wholly-owned vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our wholly-owned vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, “transportation income” includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

Income attributable to transportation that both begins and ends in the United States is wholly United States-source income. Fifty percent of income attributable to other transportation that begins or ends in the United States, referred to in the remainder of this discussion as “international transportation,” is treated as United States-source income. As discussed below, United States-source income from the operation of ships in international transportation may be exempt from United States tax under the reciprocal exemption. Income attributable to transportation between points outside the United States is wholly foreign-source income.

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters and for income from bareboat charters. We and our wholly-owned vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our wholly-owned vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our wholly-owned vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a particular taxable year if (1) individuals who are residents of qualified foreign countries own, directly or under applicable constructive ownership rules, over 50% of the value of our outstanding stock for at least half of the number of days in such taxable year, or (2) our stock is considered to be primarily and regularly traded during such year on one or more established securities markets in the United States. Given that our shares are listed on the Oslo Børs and the New York Stock Exchange and that many of our shares are held by nominees or entities, we have not yet established that we will be able to demonstrate that residents of qualified foreign countries owned the requisite interest in our shares for each of our taxable years through 2002. We can give no assurance that residents of qualified foreign countries will own, directly or under applicable constructive ownership rules, over 50% of the value of our shares during 2003 or any subsequent year.

Under the proposed Section 883 regulations, our stock will be considered to be primarily and regularly traded on one or more established securities markets in the United States for any taxable year, if:

•	the common shares are listed during the taxable year on one or more such markets;

•	the aggregate number of the common shares traded during the taxable year on all established securities markets in the United States exceeds the aggregate number of shares traded during that year on all established securities markets located in any single foreign country; and

•	either (i) the common shares are regularly quoted by dealers that make a market in the stock or (ii) trades in our common shares are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during such taxable year (or 1/6th of the number of days in a short taxable year) and the aggregate number of our common shares traded on such markets during the taxable year equals at least 10% of the average number of our common shares outstanding during such year (or a specified lesser percentage, in the case of a short taxable year).

However, under the proposed Section 883 regulations, our common shares will not be considered to be primarily and regularly traded on an established securities market for a taxable year if, at any time during the taxable year, one or more persons each of whom own, directly or under applicable constructive ownership rules, 5% or more of our common shares (5% shareholders) own, directly or under applicable constructive ownership rules, in the aggregate, 50 % or more of our common shares (the closely-held exception), unless we can establish, in accordance with documentation procedures set forth in the proposed regulations, that individuals resident in qualified foreign countries (qualified shareholders) own, directly or under applicable constructive ownership rules, enough of the common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of stock from owning 50 % or more of the total value of our common stock for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules.

Our common shares are listed on the Oslo Børs and the New York Stock Exchange. We believe that, for our taxable year beginning January 1, 2002 and for future taxable years, the aggregate number of our common shares traded on the New York Stock Exchange has exceeded or will exceed the aggregate number of our common shares traded on markets in Norway or any other single foreign country. Further, we believe that during our taxable year beginning January 1, 2002 our common shares were regularly quoted by one or more dealers that made a market in such common shares and we expect that for subsequent taxable years our common shares will be regularly quoted by one or more dealers that make a market in the common shares. Accordingly, we expect that apart from the effect, if any, of the closely-held exception, for years after 2001 our common shares should be considered under the proposed Section 883 regulations to be primarily and regularly traded on an established securities market in the United States.

As discussed above, under the closely-held exception contained in the proposed Section 883 regulations, in certain circumstances the common shares will not be considered to be primarily and regularly traded on an established securities market for any taxable year, if, at any time during the taxable year, one or more 5% shareholders own, directly or under applicable constructive ownership rules, in the aggregate, 50% or more of the common shares. Although we know the identity of some of our current shareholders, we cannot ascertain the identity of all of our shareholders. Therefore we cannot determine whether there are 5% shareholders whose interest, when added to that held by the 5% shareholders of which we aware, would cause us to be subject to the closely-held exception. In addition, because there are no restrictions on the transfer of the common shares that would limit the percentage ownership of any shareholder, it is possible that in the future it could come to be the case that one or more 5% shareholder own 50% or more of the common shares. Accordingly, there can be no assurance that the common shares will be considered to be primarily and regularly traded on an established securities market in the United States for any taxable year. We anticipate that filings required to be made by persons considered to own 5% or more of our common shares for purposes of U.S. securities laws will provide some information concerning the concentration of ownership in our common shares, but note that such information will not satisfy the documentation requirements set forth in the proposed regulations and referred to in the preceding paragraph for avoiding, in certain circumstances, the application of the closely-held exception.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a 4% tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates. In addition, under the second system, we or the vessel-operating subsidiary will be subject to the 30% branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our wholly-owned vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption will be subject to the 4% tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a 4% gross income tax.

Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our wholly-owned vessel-operating subsidiaries will be treated as United States-source income, subject to the 4% tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that will be subject to United States tax in future years.

Taxation of LauriTen Ltd.

The United States federal income tax treatment of LauriTen Ltd. and its subsidiaries will depend upon its activities and may depend in part upon whether LauriTen Ltd. and its subsidiaries qualifies for the reciprocal exemption of Section 883 of the Code, which will in turn depend upon the characteristics of the direct and indirect shareholders of LauriTen Ltd. Based upon the current activities of LauriTen Ltd. and its subsidiaries, we do not expect LauriTen Ltd. and its subsidiaries to be subject to material United States federal income taxes. If the location of the activities of LauriTen Ltd. or its subsidiaries were to change, then, depending upon the characteristics of LauriTen, Ltd.’s direct and indirect shareholders, a portion of the income of LauriTen Ltd. or its subsidiaries could be subject to United States federal income tax.

United States Holders

Distributions

Subject to the discussions below under “Foreign Personal Holding Company Considerations” and “Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes, taking into account undistributed foreign personal holding company income, if any). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

A recently enacted U.S. tax law provides that qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gain rates (currently 15% for individuals not eligible for a lower rate). Dividends paid by a non-U.S. corporation are eligible to be treated as qualifying dividends only if (1) the non-U.S. corporation is incorporated in a possession of the United States, (2) the non-U.S. corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (3) the stock with respect to which the dividend is paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clause (1) or clause (2) of the preceding sentence. While we expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our shares are traded on the New York Stock Exchange, United States taxing authorities have yet to issue guidance specifying the meaning of the term “readily tradable on an established securities market in the United States” and thus we cannot be certain of the requirements for being so treated. In addition, dividends paid by a non-U.S. corporation will not be treated as qualifying dividends if the non-U.S. corporation is a “foreign personal holding company” (an “FPHC”), a “foreign investment company” (a “FIC”) or a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or a prior year. Our potential treatment as an FPHC, FIC or PFIC is discussed below under the headings “—Foreign Personal Holding Company Considerations,” “Foreign Investment Company Considerations” and “Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirements that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 120-day period that begins on the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (in the case of taxable years beginning before January 1, 2009), as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50% of our stock by voting power or by value is owned, directly or under applicable constructive ownership rules, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50% test described above) will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. However, if, in any taxable year, we have earnings and profits and less than 10% of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States Holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale or Exchange

Subject to the discussions below under “Foreign Investment Company Considerations” and “Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than Tsakos Energy Navigation, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Foreign Personal Holding Company Considerations

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as an FPHC for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the ownership requirement (as described in the following paragraph) with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments.

Under certain circumstances, a foreign corporation is an FPHC for a taxable year if at any time during the taxable year more than 50% of its stock (by vote or value) is owned (directly or under applicable constructive ownership rules) by or for not more than five individuals who are citizens or residents of the United States (the ownership requirement). Although we know the identity of some of our current shareholders and the identity of some of the direct and indirect holders of interest in LauriTen Ltd., we cannot ascertain the identity of all of our shareholders or the identity of all of the direct and indirect holders of interests in LauriTen Ltd. In addition, we are unable to ascertain whether any of our shares that are actually or constructively owned by members of the Tsakos family will be treated as owned, actually or constructively, by a U.S. citizen or resident for purposes of the ownership requirement. Moreover, there is no assurance that any such family member will not become a United States citizen or resident or that shares actually or constructively owned by any such family member will not otherwise come to be attributed to a U.S. citizen or resident for purposes of the FPHC rules, and that one or more unrelated U.S. shareholders will not hold additional shares of our common stock such that the ownership requirement would be satisfied. If the ownership requirement were to be satisfied, we or any of our subsidiaries would be a FPHC if at least 60% (50% in certain cases) of our or the subsidiary’s gross income were “passive” income (the “passive income requirement’). This likely would be the case for us because some or all of the dividends from our subsidiaries and any net gain we might realize from the sale of stock or securities (including stock of our subsidiaries) would be passive income. We believe that none of our subsidiaries currently meets the passive income requirement and we do not expect that they will meet it in the future. There can be no assurance, however, that our subsidiaries will not satisfy the passive income requirement in the future.

Foreign Investment Company Considerations

If (a) 50% or more of the total voting power or the total value of our outstanding shares is owned, directly or indirectly, by citizens or residents of the U.S., U.S. partnerships or corporations, or U.S. estates or trusts (as defined in Section 7701(a)(30) of the Code) and (b) we are found to be engaged primarily in the business of investing, reinvesting or trading in securities, commodities or any interest therein, we may be treated as a FIC as defined in Section 1246 of the Code, thereby (i) causing all or a part of any gain realized by a United States Holder selling or exchanging our shares to be treated as ordinary income rather than capital gain and (ii) preventing distributions on our shares that are treated as dividends for U.S. federal income tax purposes from being “qualifying dividends” as described above under “Distributions.” We do not believe that we currently qualify as a FIC. However, there can be no assurance that we will not be considered a FIC for the current or any future taxable year.

Passive Foreign Investment Company Considerations

PFIC Classification. Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation if (1) 75% or more of the gross income of the corporation for the taxable year is passive income (the PFIC income test) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50% (the PFIC asset test). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25% by value of the stock of a second corporation must take into account its proportionate share of the second corporation’s income and assets.

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we will be treated as a PFIC for our taxable year ending December 31, 2003 or for any future taxable year. This conclusion is based in part upon our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not increase. Moreover, the IRS may disagree with the conclusion that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year ending December 31, 2003 or for any future taxable year.

Consequences of PFIC Status. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (QEF) and mark-to-market rules below, unless our common shares are marked-to-market under certain provisions of the Code other than the PFIC marked-to-market rules described below, the United States holder will be subject to a special and adverse tax regime (1) in respect of gains realized on the sale or other disposition of our common shares and (2) in respect of distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125% of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (deferred tax). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions of such shares for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

QEF Election. In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

PFIC Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. Under recently promulgated regulations, the common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about its public reference rooms. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as the Company, that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, material filed by Tsakos Energy Navigation can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.    Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy. Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with creditworthy counter parties to minimize our exposure to these risks. As part of our efforts to manage our risk, we have in the past entered into derivative contracts for both hedging and, periodically, trading purposes.

In August 2001, we created a risk committee, which is comprised of our finance director and a standing committee of the board of directors. The primary role of the risk committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our technical manager;

•	All recommendations to enter into a derivative contract must be reviewed by a combined team of officers and advice is taken, as applicable, from third-party sources (e.g., our bankers, other banks, bunker brokers, insurers, etc.);

•	Any recommendation must be formalized into a specific proposal which defines the risks to be managed, the action to be implemented, and the benefits and potential risks of the proposed derivative contract, which proposal shall be presented to the risk committee; and

•	All derivative contracts must be approved by the risk committee and the board of directors.

Interest rate risk

In July 2001, we entered into:

•	two interest rate swap agreements having two year terms (expiring July 2003) with notional amounts of $15 million and $30 million, respectively; and

•	two interest rate swap agreements having three year terms (expiring July 2004 and August 2004) with notional amounts of $80 million and $20 million respectively.

The first two agreements, amounting to $45 million, relate to a secured credit facility which had an outstanding balance of $48.1 million at December 31, 2002. The other two agreements, totaling $100 million, relate to a secured credit facility which had an outstanding balance of $174.4 million at December 31, 2002. At the time we entered into each of these four agreements, we believed that interest rates would gradually increase. In fact, interest rates continued to fall through 2001 and 2002. As a result, at the year end 2002, the variable interest rate payable on the first credit facility mentioned above was 2.92% and an additional 2.50% interest was payable on the related notional amount, and the variable rate on the second credit facility was 2.39%, and the interest payable on the notional amount of the related swaps was a further 2.98%. Under U.S. generally accepted accounting principles, these swap arrangements did not meet hedging criteria and, therefore, the change in fair value of these swap agreements was reflected in the Company’s statement of income. The fair value may be defined as the amount by which the present value of all future variable rate payments differs from the present value of all the future fixed rate payments. As at December 31, 2002, this difference amounted to negative $7.2 million, of which $3.8 was charged in 2002 and $3.4 million in 2001. It is, however, our intention to hold these swaps until the end of their lives (July 2003 and July/August 2004). Although there is a possibility that we may incur further charges if interest rates continue to fall, all accumulated non-cash charges will reverse as a credit to the income statement by the time of the expiry of the arrangements. The terms of these four swap arrangements are as follows:

Type Of Instrument	Payment Due	Maturity Date	Rate Payable	Rate Receivable	Notional Amount
					(million)

1. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	July 30, 2004	4.82%	From July 2002 to January 2003 1.83%	$80

2. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	August 2, 2004	4.83%	From July 2002 to January 2003 1.83%	$20

3. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	July 22, 2003	4.39%	From July 2002 to January 2003 1.85%	$15

4. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	July 22, 2003	4.38%	From July 2002 to January 2003 1.89%	$30

During 2002, the board of directors passed a resolution providing that all future interest rate swaps to be entered into by the Company must conform with hedging criteria. As a result, all changes in fair value for such swaps would be reflected in the statement of stockholders’ equity and not the income statement.

New swaps

On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $50 million of a syndicated loan which had an outstanding balance of $101.6 million on December 31, 2002.

In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004 and 2005, 2006, 2007, respectively, the Company pays interest at a rate of 4.0%.

The fair value of this swap agreement at December 31, 2002 was a negative $0.6 million and was reflected as a liability and component of shareholders’ equity as “other comprehensive loss” in our balance sheet. No portion of the hedging instrument has been determined ineffective and therefore excluded from the assessment of hedge effectiveness or recognized in the Company’s statements of income.

On March 28, 2003, the Company entered into a five-year interest rate swap with a chance range agreement, which is effective for the period commencing May 9, 2003 and expiring May 9, 2008. The notional amount of the swap is $20 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $20 million of a syndicated loan which had an outstanding balance of $29.6 million on March 31, 2003.

In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5%

and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5%, in which event the Company will pay 4.5%.

On April 2, 2003, the Company entered into a five-year interest rate collar swap, which is effective for the period commencing July 30, 2003 and expiring July 30, 2008. The notional amount of the swap is $21.46 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $21.46 million of a syndicated loan which had an outstanding balance of $31.3 million on March 31, 2003.

In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%.

Any movements in the fair value of the two swaps entered into in 2003, are reflected both as an asset or liability, and as a component of shareholders’ equity as “other comprehensive income/loss” in our balance sheet.

As of June 24, 2003, we had $481.0 million of long-term variable rate debt outstanding under our secured credit facilities. The earnings and cash flow impact for the next year resulting from a one-percentage point increase in interest rates would be a reduction of $49.2 million. This is based on the current debt outstanding and current amortization schedule, without taking into account the swap arrangements discussed above.

We currently have $45 million in interest rate swaps maturing in July 2003 with a weighted average fixed rate payable of 4.3817% and an average weighted variable rate receivable of 1.36% until July 22, 2003. The impact for the period until maturity resulting from a one-percentage point increase or decrease in interest rates would be respectively an increase or decrease of $0.08 million in earnings and cash flow.

We currently have $100 million in interest rate swaps maturing in July/August 2004 with a weighted average fixed rate payable of 4.8203% and an average weighted variable rate receivable of 1.34% until July 31, 2003. The impact for the next year resulting from a one-percentage point increase or decrease in interest rates would be respectively an increase or decrease of $1.0 million in earnings and cash flow.

A change in interest rates would also affect earnings as the fair value of these swap arrangements not meeting hedging criteria, based on expected future interest rates until maturity, changes. For example, if interest rates had decreased by 1% on January 2, 2003, the fair value would have decreased by $1.7 million, which would reduce earnings by this amount. These interest rate swap arrangements may be terminated at any time with a resultant gain or loss equivalent to the fair value at that time.

Foreign exchange rate fluctuation

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S.

dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in euros. During fiscal 2002, approximately 35% of the total of our vessel and voyage costs, overhead and drydock expenditures were denominated in foreign currencies. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, drydocking expenses and corporate overhead, our management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, if inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Our registration statement on Form F-1 (File No. 333-82326), relating to our initial public offering of 6,350,000 of our common shares, was declared effective by the SEC on March 4, 2002. The offering commenced on March 5, 2002. JPMorgan, Jefferies & Co., Inc., Sunrise Securities Corp. and Alpha Finance US Corporation served as managing underwriters for the offering. The Common Shares were sold at a public offering price of $15.00 for gross offering proceeds of $95,250,000. Concurrently with the consummation of our public offering, we also sold 1,000,000 of our Common Shares directly to Sea Consolidation S.A. of Panama for gross proceeds of $15,000,000. The discount to the underwriters was $1.01 per common share for a total underwriting discount of $6,429,375 and we incurred other expenses (including filing, legal and accounting fees) of approximately $3.4 million, none of which were paid to our directors, officers or their affiliates or to persons owning 10% or more of any class of our common shares. The total net proceeds to us from the offering, together with the proceeds of the sale of shares to Sea Consolidation, was $100.4 million.

We used approximately $60.4 million of the net proceeds of the offering to pay a portion of the approximately $392.8 million aggregate amount required to purchase 10 vessels under our newbuilding program at the time of the offering. We purchased the contracts for six of these vessels from companies affiliated with the Tsakos Group, to whom we paid approximately $39.5 million in the aggregate.

We also repaid $40.0 million of our secured bank indebtedness.

Other proceeds have been used for general purposes.

Item 15.	Controls and Procedures

Within 90 days prior to the filing of this Annual Report, the Company carried out, under the supervision of the Company’s management, including its chief executive officer and chief financial officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on that evaluation, the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures have been designed and are being operated in a manner that provides reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Subsequent to the date of the most recent evaluation of the Company’s internal controls, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16A.	Audit Committee Financial Expert

Not applicable. Applies to fiscal years ending on or after July 15, 2003.

Item 16B.	Code of Ethics

Not applicable. Applies to fiscal years ending on or after July 15, 2003.

Item 16C.	Principal Accountant Fees and Services

Not applicable. Applies to fiscal years ending on or after December 15, 2003.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

Reference is made to pages F-1 through F- 30 incorporated herein by reference.

Item 19.	Exhibits

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	Stock Option Plan of Tsakos Energy Navigation Limited*

4.2	Credit Agreement, dated as of June 17, 1998 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, Deutsche Schiffsbank AG, The Bank of New York, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Credit Lyonnais, Alpha Bank A.E., The Bank of Nova Scotia, Banque Nationale de Paris, Bremer Bank Niederlassung der Dresdner Bank AG, KB Financial Services, Landesbank Schleswig-Holstein Girozentrale, ASLK-CCER Bank nv sa, MeesPerson N.V., National Bank of Greece S.A., Viking Ship Finance Ltd. and Vereins-und Westbank AG as The Banks and Financial Institutions; Chase Manhattan PLC as Lead Arranger; Credit Lyonnais, Deutsche Schiffsbank AG and The Bank of New York as Co-Arrangers; and Chase Manhattan International Limited as Agent and as Security Trustee*

4.3	Credit Agreement dated as of March 19, 1999 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein as The Banks and Financial Institutions; The Chase Manhattan Bank as Swap Bank; Chase Manhattan PLC, Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein Girozentrale, as Arrangers; Chase Manhattan International Limited, as Agent; and Chase Manhattan International Limited as Security Trustee*

4.4	Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended*

4.5	Form of Agreement, dated November 15 1996, between Tsakos Energy Management Limited (formerly Absolute Navigation Limited) and Tsakos Shipping and Trading S.A., as amended on February 2, 1998, as further amended on June 5, 1998 and as further amended*

4.6	Form of Shipbuilding Contract between a wholly-owned subsidiary of Tsakos Energy Navigation Limited (formerly MIF Limited) (as Buyer) and Hyundai MIPO Dockyard Co., Ltd. (as Builder)

4.7	Form of Shipbuilding Contract between a wholly-owned subsidiary of Tsakos Energy Navigation Limited (formerly MIF Limited) (as Buyer) and Imabari Shipbuilding Co. Ltd. (as Builder)

4.8	ISDA Master Agreement (the “JPMorgan Chase ISDA Master Agreement”) dated as of June 18, 1998 between JPMorgan Chase Bank (formerly The Chase Manhattan Bank) and Tsakos Energy Navigation Limited (formerly MIF Limited)*

4.9	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.10	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.11	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.12	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.13	December, 2002 Interest Rate Collar Swap Agreement.

4.14	1992 ISDA Master Agreement, dated as of June 21, 2002 and as amended and supplemented from time to time, between the Company and The Royal Bank of Scotland plc (the “RBS ISDA Master Agreement”).

4.15	ISDA Master Agreement, dated as of July 27, 2001 and as amended and supplemented from time to time, between the Company and Landesbank Schleswig-Holstein Girozentrale (the “Landesbank ISDA Master Agreement”).

4.16	March, 2003 Interest Rate Swap Confirmation pursuant to the Landesbank ISDA Master Agreement.

4.17	April, 2003 Interest Rate Swap Confirmation pursuant to the RBS ISDA Master Agreement.

4.18	Loan Agreement, dated May 2, 2002, between Tsakos Energy Navigation Limited as borrower and Commercial Bank of Greece S.A. as lender for a loan facility of up to U.S. $30.5 million relating to the part-financing of the Aframax Opal Queen.

4.19	Loan Agreement, dated June 21, 2002, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a loan facility of U.S. $32.2 million to part-finance the acquisition of the Suezmax Silia T by the Company’s wholly-owned subsidiary Romeo Shipping Company Limited.

4.20	Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million.

4.21	Supplemental Letter, dated October 7, 2002, amending the Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million.

4.22	Loan Agreement, dated January 13, 2003, between Tsakos Energy Navigation Limited as borrower, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as lenders, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as arrangers, Aegean Baltic Bank S.A. as agent and Landesbank Schleswig- Holstein Girozentrale as paying agent and security trustee relating to a U.S. $55.0 million loan facility to part-finance the acquisition of the new Panamaxes Maya and Inca.

4.23	Loan Agreement, dated May 16, 2003, between Tsakos Energy Navigation Limited as borrower and Credit Suisse as lender relating to a $25.6 million loan facility to partially finance the acquisition of the Aframax Parthenon by the Company’s wholly-owned subsidiary Oceana Shipping Company Ltd.

4.24	Loan Agreement, dated May 20, 2003, between Tsakos Energy Navigation Limited as borrower and Danish Ship Finance as lender relating to a $26.0 million loan facility to part-finance the acquisition of the Panamax Aztec by the Company’s wholly-owned subsidiary Sea Mayfair S.A.

8	List of subsidiaries of Tsakos Energy Navigation Limited

10.1	Independent Auditors’ Consent

10.2	Statement Regarding Auditors’ Consent

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Finance Director and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/S/ NIKOLAS P. TSAKOS
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	June 30, 2003

CERTIFICATIONS

I, Nikolas P. Tsakos, certify that:

1.  I have reviewed this annual report on Form 20-F of Tsakos Energy Navigation Limited;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Tsakos Energy Navigation as of, and for, the periods presented in this annual report;

4.  Tsakos Energy Navigation’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Tsakos Energy Navigation and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to Tsakos Energy Navigation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of Tsakos Energy Navigation’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  Tsakos Energy Navigation’s other certifying officers and I have disclosed, based on our most recent evaluation, to Tsakos Energy Navigation’s auditors and the audit committee of Tsakos Energy Navigation’s board of directors (or persons performing the equivalent function);

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect Tsakos Energy Navigation’s ability to record, process, summarize and report financial data and have identified for Tsakos Energy Navigation’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in Tsakos Energy Navigation’s internal controls; and

6.  Tsakos Energy Navigation’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/S/ NIKOLAS P. TSAKOS
Nikolas P. Tsakos President and Chief Executive Officer

CERTIFICATIONS

I, Paul Durham, certify that:

1.  I have reviewed this annual report on Form 20-F of Tsakos Energy Navigation Limited;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of Tsakos Energy Navigation as of, and for, the periods presented in this annual report;

4.  Tsakos Energy Navigation’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for Tsakos Energy Navigation and have:

a)  designed such disclosure controls and procedures to ensure that material information relating to Tsakos Energy Navigation, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)  evaluated the effectiveness of Tsakos Energy Navigation’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.  Tsakos Energy Navigation’s other certifying officers and I have disclosed, based on our most recent evaluation, to Tsakos Energy Navigation’s auditors and the audit committee of Tsakos Energy Navigation’s board of directors (or persons performing the equivalent function);

a)  all significant deficiencies in the design or operation of internal controls which could adversely affect Tsakos Energy Navigation’s ability to record, process, summarize and report financial data and have identified for Tsakos Energy Navigation’s auditors any material weaknesses in internal controls; and

b)  any fraud, whether or not material, that involves management or other employees who have a significant role in Tsakos Energy Navigation’s internal controls; and

6.  Tsakos Energy Navigation’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  June 30, 2003

/S/ PAUL DURHAM
Paul Durham
Finance Director and Chief Accounting Officer

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheet of TSAKOS ENERGY NAVIGATION LIMITED, and subsidiaries (“the Company”), as of December 31, 2002 and the related consolidated statements of income, stockholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2000 and 2001 and for the years then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 25, 2002.

We conducted our audit in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and its subsidiaries at December 31, 2002 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG

Athens, Greece

February 25, 2003,

except for Note 18,

as to which the date

is March 28, 2003.

The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Annual Report on Form 20-F for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2000 and 2001. Our financial statements for the fiscal year ended December 31, 2002, have been audited by and are reported on by Ernst & Young on page F-1 of this Annual Report on Form 20-F.

The audit report set forth below is a copy of the original audit report dated February 25, 2002 rendered by Arthur Andersen which has not been reissued by Arthur Andersen since that date. We are including this copy of the February 25, 2002, Arthur Andersen audit report pursuant to Rule 2-02(e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To:

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED, a Bermuda company, and Subsidiaries (collectively, the “Company”), as of December 31, 1999, 2000 and 2001, and the related consolidated statements of income (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TSAKOS ENERGY NAVIGATION LIMITED and its Subsidiaries as of December 31, 1999, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with the United States generally accepted accounting principles.

ARTHUR ANDERSEN

Athens, Greece

February 25, 2002

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2002

(Expressed in thousands of U.S. Dollars)

	2001	2002
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2d) $	$33,274	$39,674

Cash, restricted (Note 1b)	–	7,000

Receivables—
Trade accounts receivable, net of allowance for bad debts of $250 in 2001 and $183 in 2002 (Note 2e)	4,997	12,244
Insurance claims (Note 2g)	2,624	3,277
Due from related company (Note 3b)	3,453	3,820
Advances and other	857	5,179

	11,931	24,520

Inventories (Notes 2h and 4)	1,428	3,275
Prepayments and other (Note 5)	1,436	1,283

Total current assets	48,069	75,752

CASH, RESTRICTED (Note 1b)	7,815	–
INVESTMENT (Note 2l)	–	10,577
FIXED ASSETS:
Advances for vessels under construction (Note 6)	33,008	41,963

Vessels (Notes 2i, 2j, 7 and 9)	453,604	670,452
Accumulated depreciation (Notes 2k and 7)	(108,141)	(117,309)

Net Book Value	345,463	553,143

Total fixed assets	378,471	595,106

DEFERRED CHARGES, net (Notes 2m, 2n and 8)	9,906	13,110

Total assets	$444,261	$694,545

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$21,972	$30,211
Accounts payable—
Trade (Note 2f)	8,883	17,188
Other	1,120	–

	10,003	17,188

Accrued liabilities (Notes 2o, 2q and 12)	3,801	6,731
Accrued bank interest	2,903	1,385
Financial instruments (Notes 2u, 14 and 17c)	3,387	7,838
Unearned revenue (Note 2q)	1,799	2,003
Deferred income, current portion (Note 11)	838	838

Total current liabilities	44,703	66,194

LONG-TERM DEBT, net of current portion (Note 9)	222,487	355,741

DEFERRED INCOME, net of current portion (Note 11)	6,003	5,166

CONTINGENCIES (Note 12)	–	–

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at December 31, 2001 and 2002; 9,628,857 and 17,022,723 issued and outstanding at December 31, 2001 and 2002, respectively	9,629	17,023
Additional paid-in capital (Notes 2w, 10 and 13)	108,603	202,862
Other comprehensive income/(loss)	–	(629)
Retained earnings	52,836	48,188

Total stockholders’ equity	171,068	267,444

Total liabilities and stockholders’ equity	$444,261	$694,545

The accompanying notes are an integral part of these consolidated balance sheets.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 2000, 2001 AND 2002

(Expressed in thousands of U.S. Dollars—except per share data)

	2000	2001	2002
REVENUES:
Revenue from vessels (Notes 1 and 2q)	$111,276	$125,029	$130,004
Commissions (Notes 2q and 3)	(4,821)	(6,379)	(6,364)

Net revenue from vessels	106,455	118,650	123,640

EXPENSES:
Voyage expenses (Note 2q)	20,940	21,436	32,838
Vessel operating expenses (Notes 2q, 2r, and 3)	26,594	28,695	32,347
Depreciation (Notes 2k and 7)	20,670	21,250	24,429
Impairment loss (Notes 2j, 7 and 8)	–	–	10,781
Amortization of deferred charges (Notes 2m and 8)	2,463	5,119	4,315
Management fees (Note 3a)	3,132	3,132	3,239
Compensation costs (Notes 2w and 10)	1,196	258	–
General and administrative expenses (Note 3)	695	792	1,261

Operating income	30,765	37,968	14,430

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Notes 2n, 9 and 14)	(19,189)	(14,542)	(11,385)
Interest income	2,487	1,214	736
Foreign currency (losses) gains (Note 2c)	65	(24)	(84)
Share of profits of joint venture (Note 2l)	–	–	197
Other, net	(75)	–	–

Total other income (expenses), net	(16,712)	(13,352)	(10,536)

Net Income	$14,053	$24,616	$3,894

Earnings per share, basic (Note 2s and 15)	$1.43	$2.56	$0.25

Earnings per share, diluted (Notes 2s, 10 and 15)	$1.43	$2.54	$0.25

Weighted average number of shares, basic	9,823,589	9,634,323	15,717,065

Weighted average number of shares, diluted	9,844,414	9,705,381	15,854,904

The accompanying notes are an integral part of these consolidated statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of U.S. Dollars)

	Comprehensive Income		Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, January 1, 2000	$		$9,918	$110,232	$14,167	$134,317
Net income		14,053	–	–	14,053	14,053
— Issuance of stock options		–	–	1,196	–	1,196
— Repurchase and cancellation of common stock (259,254 shares)		–	(259)	(2,735)	–	(2,994)

Comprehensive income		14,053

BALANCE, December 31, 2000			9,659	108,693	28,220	146,572
Net income		24,616	–	–	24,616	24,616
— Issuance of Stock Options		–	–	258	–	258
— Repurchase and cancellation of common stock (30,000 shares)		–	(30)	(348)	–	(378)

Comprehensive income		$24,616

BALANCE, December 31, 2001			$9,629	$108,603	$52,836	$171,068
Net income		3,894			3,894	3,894
— Issuance of common stock		–	7,350	102,900	–	110,250
— Expenses related to the issuance of common stock		–		(9,868)		(9,868)
— Issuance of common stock on acquisition of shares in LauriTen Ltd. (Note 2l)		–	217	3,033	–	3,250
— Repurchase and cancellation of common stock ( 172,800 shares)		–	(173)	(1,806)		(1,979)
— Cash dividends declared and paid		–			(8,542)	(8,542)
— Change in fair value of interest rate swaps		(629)				(629)

Comprehensive income		$3,265

BALANCE, December 31, 2002		$(629)	17,023	202,862	48,188	267,444

The accompanying notes are an integral part of these consolidated statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(Expressed in thousands of U.S. Dollars)

	2000	2001	2002
Cash Flows from Operating Activities:
Net income (loss)	$14,053	$24,616	$3,894
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,670	21,250	24,429
Impairment loss	–	–	10,781
Amortization of deferred dry-docking costs	2,463	5,119	4,315
Amortization of loan fees	273	286	286
Amortization of deferred income	(838)	(838)	(838)
Interest expense, net of capitalized interest	20,400	12,659	7,955
Change in fair value of interest rate swaps	–	3,387	3,822
Share of profits of joint-venture	–	–	(197)
Payments for dry-docking	(5,269)	(2,763)	(8,265)
Stock options granted	1,196	258	–
(Increase) Decrease in:
Receivables	(4,247)	(3,173)	(12,589)
Inventories	574	(97)	(1,847)
Prepayments and other	(276)	(587)	153
Increase (Decrease) in:
Accounts payable	4,465	(2,636)	7,185
Accrued liabilities	1,798	1,022	2,930
Unearned revenue	336	(392)	204
Interest paid, net of capitalized interest	(20,194)	(14,657)	(9,473)

Net Cash from Operating Activities	35,404	43,454	$32,745

Cash Flows from Investing Activities:
Advances for vessels under construction	(14,355)	(18,653)	(39,771)
Vessel acquisitions and/or improvements	(362)	(169)	(210,898)
Payments for investment in joint venture	–	–	(7,130)
Restricted cash for performance guarantee	(528)	(287)	815

Net Cash used in Investing Activities	(15,245)	$(19,109)	(256,984)

Cash Flows from Financing Activities:
Proceeds from long-term debt	–	–	185,371
Financing costs	–	–	(716)
Payments of long-term debt	(19,059)	(20,463)	(43,877)
Proceeds from public offering, net of related issuance costs	–	–	100,382
Cash dividend	–	–	(8,542)
Repurchase and cancellation of common stock	(2,994)	(378)	(1,979)

Net Cash from (used in) Financing Activities	(22,053)	(20,841)	230,639

Net increase (decrease) in cash and cash equivalents	(1,894)	3,504	6,400
Cash and cash equivalents at beginning of year / period	31,664	29,770	33,274

Cash and cash equivalents at end of year / period	$29,770	$33,274	$39,674

The accompanying notes are an integral part of these consolidated statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of TSAKOS ENERGY NAVIGATION LIMITED (the “Holding Company”) and its wholly owned subsidiaries (collectively, the “Company”). The Company owns and operates a fleet of crude and product oil carriers providing worldwide marine transportation services under long, medium or short-term charters. The Holding Company was formed in July 1993, under the laws of Bermuda and under the name of Maritime Investment Fund Limited. In December 1993, following a public offering of common shares conducted outside the United States, the Company raised $ 35 million, which was used for the acquisition of the Company’s initial fleet.

In 1996, the Holding Company was renamed MIF LIMITED and in December 1996, a second offering of common shares was completed, through which, an additional amount of $71 million was raised for the expansion of the Company’s fleet. The Holding Company was renamed Tsakos Energy Navigation Limited in 2001 and in March 2002, the Company raised a further $110 million following an initial public offering on the New York Stock Exchange under the United States Securities Act of 1933, as amended. The Holding Company’s shares are listed on the New York Stock Exchange and the Oslo Børs.

The Holding Company is the sole owner of all outstanding shares of the companies listed below:

(a)	Ship-owning companies with vessels in operation:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt	Year Built

VLCCa
Oak Shipping Co Ltd.	Liberia	October 10, 1997	Millennium	301,171	1998

Suezmax
Romeo Shipping Company Limited	Liberia	November 4, 1999	Silia T	164,286	2002
Juliet Shipping Company Limited	Liberia	November 4, 1999	Decathlon	164,274	2002
Rigoletto Shipping Company Limited	Liberia	November 4, 1999	Pentathlon	164,236	2002
Figaro Shipping Company Limited	Liberia	November 4, 1999	Triathlon	164,445	2002

Aframax
Soumelia Marine Co Ltd.	Cyprus	February 12, 1996	Panos G.	86,983	1981
Dimena Shipping Co Ltd.	Cyprus	August 3, 1993	Tamyra	86,843	1983
Grevia Marine Co Ltd.	Cyprus	October 10, 1996	Vergina II	96,709	1991
Noble Shipping Enterprises Inc.	Liberia	April 15, 1997	Toula Z.	107,222	1997
Seaport Shipping Corp.	Liberia	August 22, 1997	Athens 2004	107,181	1998
Kingsbridge Shipping Co Ltd.	Liberia	October 10, 1997	Maria Tsakos	107,181	1998
Azimuth Shipping Company Ltd.	Liberia	August 23, 2000	Opal Queen	107,181	2001

Panamax
Malgara Marine Co Ltd.	Cyprus	October 10, 1996	Liberty	61,375	1981
Horizana Shipping Co Ltd.	Malta	March 11, 1994	Bregen	68,157	1989
Fortitude Shipping Co Ltd.	Malta	January 21, 1994	Hesnes	68,157	1990
Klera Navigation Co Ltd.	Cyprus	October 10, 1996	Victory III	68,160	1990

Handymax product carrier
Divino Maritime Co Ltd.	Cyprus	December 3, 1997	Dion	40,302	1984
Estoril Maritime Co Ltd.	Cyprus	December 3, 1997	Pella	40,231	1985
Jersey Shipping Co Ltd.	Liberia	April 23, 1999	Libra	41,161	1988
Annapolis Shipping Co Ltd.	Liberia	April 23, 1999	Crux	41,161	1987

				2,086,416

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

(b)	Essex Shipping Co. Ltd. (“Essex”): Essex was formed under the laws of Liberia on April 23, 1999 and became the charterer of the Olympia, a double-hull aframax (Dwt 107,181) after her sale by West Point Shipping Co. Ltd. (a subsidiary of the Holding Company), for a period of eight years expiring in 2007, with an option for additional two years, as further described in Note 11. In this connection the Company has provided the vessel’s owners a performance letter of guarantee of $7,000, expiring in November 2003, against which the Company has collateralized an equivalent principal amount. The current and non current balances of the collateralized cash, are shown as a restricted cash on the accompanying consolidated balance sheets as of December 31, 2001 and 2002.

(c)	Bordeaux Shipping Company Ltd. (Bordeaux) Bordeaux was formed under the laws of Liberia on March 1, 2002 and became the charterer of the Capella, a double-hull panamax product carrier (Dwt 32,396) for a period of six months from December 10, 2002. Upon completion of this six months period, the Company will continue to act as a charterer or will become dormant.

(d)	Ship-owning companies with vessels under construction:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt
Bosphorus Shipping Co Ltd.	Liberia	August 23, 2000	Marathon	107,181
Status Fame S.A.	Panama	May 24, 2001	Maya	68,467
Magnum Faith S.A.	Panama	January 7, 1998	Inca	68,467
Ergo Glory S.A.	Panama	July 16, 2001	Andes	68,467
Sea Mayfair S.A.	Panama	June 13, 2001	Aztec	68,467
Oceana Shipping Company Ltd.	Liberia	March 1, 2002	Parthenon	107,181
Mediterranean Fame S.A.	Panama	July 5, 2002	Hull 228	37,000

				525,230

From the date of incorporation, these companies had no material transactions which were not related to the construction of the named vessels. All the named vessels are scheduled for delivery within 2003, except Hull 228, which will be delivered in 2004 (see Note 6).

(e)	Ship-owning companies with discontinued operations:

Company	Country of Incorporation	Date of Incorporation
Koroni Shipping Co Ltd.	Liberia	August 25, 1993
Kavalla Shipping Co Ltd.	Liberia	August 25, 1993
Capias Pte Ltd.	Singapore	December 6, 1994
Astrarius Pte Ltd.	Singapore	July 6, 1995 (dissolved in March 2001)
Meandros Shipping Co Ltd.	Cyprus	July 8, 1993
West Point Shipping Co. Ltd.	Liberia	January 4, 1996

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

(f)	Maritime Investment Finance Ltd. (“Maritime Investment”): Maritime Investment was formed under the laws of Liberia on August 25, 1993. The company was formed to secure funds to be used to acquire vessels.

At December 31, 2002, of the vessels in operation (including the two chartered-in vessels), nine were flying the Greek flag, eight the Cypriot flag, two the Maltese flag, two the Panamanian flag and one the Venezuelan flag.

Gross revenues for the years ended December 31, 2000, 2001 and 2002, included revenues derived from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

Charterer	2000	2001	2002
A	13%	15%	Under 10%
B	30%	28%	24%
C	Under 10%	Under 10%	10%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated. The consolidation was based on common ownership and management and identical activities.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Holding Company and its wholly owned subsidiaries are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income. Year-end translation losses or gains were insignificant.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(e)	Receivables—Trade Accounts Receivable: The amount shown as Receivables – Trade Accounts Receivable at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for bad debts.

(f)	Accounts Payable – Trade: The amount shown as Accounts Payable—Trade at each balance sheet date includes payables to suppliers of dry-docking services, port services, bunkers, insurance and other goods and services payable directly by the Company.

(g)	Insurance Claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the estimated claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(h)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market. The cost is determined by the first-in, first-out method, except for stores, the cost of which is determined, based on last invoice cost.

(i)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses) and interest and supervision costs incurred during the construction periods. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

(j)	Impairment of Long-lived Assets: The U.S. Financial Accounting Standards Board issued SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long lived assets and supersedes SFAS 121 “Accounting for the Impairment of Long-lived Assets to be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations for a Disposal of a Segment of a Business”. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2002 indicated an impairment loss. See Note 7 for further details.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(k)	Vessels’ Depreciation: The cost of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful lives, after considering the estimated residual value (US Dollars 180 per Lwt). Management estimates the useful life of the Company’s vessels to be 25 years, consistent with industry practice.

(l)	Investment in joint venture: The Company has a 50% participating interest in a joint-venture company (LauriTen Ltd.), which fully owns four separate companies each of which owns a small LPG carrier. The joint venture is accounted for using the equity method whereby the investment is carried at the Company’s original cost plus its share of undistributed earnings. The investment shown in the accompanying consolidated balance sheet comprised a cash payment of $6,820, issuance of common stock of $3,250, plus acquisition costs and the Company’s share of 2002 profits of the joint venture. Unless a decision is taken by August 31, 2003 to extend the joint venture by acquiring further vessels, the joint venture expires on September 30, 2003 and the original investment of cash and shares will be returned to the Company.

(m)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized over the period through the date the next special survey becomes due.

(n)	Loan Fees: Fees incurred for obtaining new loans or refinancing existing ones are deferred and amortized over the loans’ respective repayment periods, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

(o)	Accounting for P&I Back Calls: The vessels’ Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the accompanying consolidated balance sheets.

(p)	Pension and Retirement Benefit Obligations—Crew: The crew on board the Company’s vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

(q)	Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents revenue applicable to periods after December 31, of each year. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The same revenue and expense principles stated above are applied in determining the pool net operating revenues.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(r)	Repairs and maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 4,721, $ 6,056 and $ 3,862 in the years ended December 31, 2000, 2001 and 2002, respectively.

(s)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(t)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(u)	Interest Rate Swap Agreements: The Company has adopted SFAS 133 effective January 2001. The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedge debt or the hedge instrument. During 2000 and 2001, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the consolidated balance sheet and statement of income respectively. During 2002, the Company entered into an interest rate swap agreement that did qualify for hedge accounting. Accordingly, the fair value of this swap agreement and changes therein are recognized in the consolidated balance sheet and other comprehensive income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

Interest rate swap transactions opened and closed during 2000 and 2001 were not for hedging purposes and, therefore, related gains on termination have been included in the income statement under Other Income. No interest swap transactions were entered into and terminated within 2002. (See also Notes 11, 14 and 17 for other disclosures related to derivative instruments).

(v)	Accounting for Leases: The Company recognizes finance leases as assets and liabilities in the balance sheets at amounts equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the discount factor used is the interest rate implicit in the lease, when it is practicable to determine; otherwise, the Company’s incremental borrowing rate is used. Initial direct costs incurred are included as part of the asset. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to periods during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. A finance lease gives rise to depreciation expense for the asset as well as a finance expense for each accounting period. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense over the lease term.

(w)	Accounting for Stock-Based Compensation: In 1998, the Company’s Board of Directors approved a Stock Option Plan providing for granting of stock option to directors and officers of the Company as well as to employees of the affiliated companies discussed in Note 3. The plan contains performance requirements and the options granted are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18 using the fair value method wherein costs equivalent to the value of such options are recognized over the performance (vesting) period.

In December 2002, the Financial Accounting Standards Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS 148”). This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to provide alternative methods of transition to SFAS 123’s fair value method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant account policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

annual financial statements. The Company uses the fair value method to account for stock based compensation. See note 10.

(x)	Other Recent Accounting Pronouncements:

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We are currently assessing what the impact of FIN 45 will be on our financial statements.

3.	Transactions with Related Parties

(a)	Tsakos Energy Management S.A. Formerly known as Absolute Navigation Limited (“Absolute”): The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management, a Liberian corporation, to provide overall executive and commercial management of its affairs. The Company and Tsakos Energy Management have certain common officers and directors. The president, chief executive officer and director of the Company is also the sole stockholder of Tsakos Energy Management. Tsakos Energy Management may terminate its management agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s board of Directors, without having been recommended by the existing board, Tsakos Energy Management would have the right to terminate the management agreement on ten days’ notice. If Tsakos Energy Management terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until December 2006, a payment of approximately $ 12.5 million as of December 31, 2002, ($11.8 million as of December 31, 2001).

Under the terms of the Management Agreement, management fees for the years ended December 31, 2000, 2001 and 2002 amounted to $ 3,132, $ 3,132 and $ 3,239, respectively and are separately reflected in the accompanying consolidated statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

3.	Transactions with Related Parties (continued)

Also under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of its vessels for a monthly fee of $ 15.0 ($ 16.5 in 2001). These fees amounted to $ 0, $ 1,146, $ 1,337 during the years ended December 31, 2000, 2001 and 2002, respectively. These fees are either accounted for as part of construction costs for delivered vessels or are included in Advances for Vessels under Construction (Note 6).

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management has appointed Tsakos to provide technical management to the Company’s vessels. Certain members and directors of these companies and of Tsakos Energy Management are family-related individuals. Certain directors of these companies are also shareholders of the Company.

According to the technical management contract between Tsakos and Tsakos Energy Management, the Company has an obligation to pay all monthly operating requirements of its fleet in advance. Such advances have to do with the current size and the daily operating expenses of the fleet. These advances amounted to $ 3,453 and $ 3,820 at December 31, 2001 and 2002 and are reported as amounts due from related company in the accompanying consolidated balance sheets.

Tsakos Energy Management, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays to Tsakos through Tsakos Energy Management most operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels. These amounts are paid in advance and amounted to $ 21,440, $ 24,300 and $ 29,850 during the years ended December 31, 2000, 2001 and 2002, respectively. These expenses are included in vessel operating expenses in the accompanying consolidated statements of income.

Furthermore, Tsakos acts as a charter broker for the Company’s vessels. In its capacity as charter broker, Tsakos relies on the services of its employees and various third party brokers to solicit, research and propose charters for the Company.

The Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions for the years ended December 31, 2000, 2001 and 2002 totaled, $ 1,419, $ 1,563 and $ 1, 608, respectively, and are included in Commissions in the accompanying consolidated statements of income.

On January 21, 2002, the Company finalized separate option agreements, which were exercised on January 31, 2002, to acquire five newbuildings and one vessel delivered by the shipyard in 2001, through the acquisition of shares of ship owning companies that have management agreements with Tsakos and are considered affiliated with the Tsakos Group. The obligation to acquire the vessels after exercise of the options was conditional on the closing of the public offering as described in Note 1 and the receipt of the consent of each shipyard to assign the relevant contract to the Company. If consent were not given, the vessels would be acquired from the affiliated companies of Tsakos on delivery. Ultimately, such consent was not obtained on the basis that the Company acquired the six vessels through the acquisition of shares as mentioned above. The total acquisition price for the six vessels was $ 234,750, representing the market value of the vessels at the time of the agreement. Of this total, an amount of $ 39,543 was payable directly to Tsakos,

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

3.	Transactions with Related Parties (continued)

representing the reimbursement of the aggregate construction progress payments already paid by Tsakos, plus the difference between the original contract prices and the agreed market values. The Company has undertaken the obligation for all remaining payments to the shipyards and the seller per the original contracts, amounting in total to $ 195,207, the balance of which at December 31, 2002 amounted to $ 113,800.

The related share sale and purchase agreement for the above six vessels provides that, to the extent that the builder or the seller does not consent to the replacement of any of the existing guarantees with the new guarantees, the purchaser (TEN) agrees to indemnify and hold harmless and hereby indemnifies and holds harmless the guarantor for any claim made against the guarantor under the existing guarantee.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos. In the years ended December 31, 2000, 2001 and 2002, the Company was charged by Argosy with insurance premiums of $ 1,540, $ 1,691, and $ 1,995, respectively, which are included in Vessels’ operating expenses in the accompanying consolidated statements of income.

(d)	AirMania Travel S.A. (“AirMania”): Since June 2000, for traveling, the Company uses the services of an affiliated company, AirMania. Such traveling expenses for the year ended December 31, 2000, 2001 and 2002 amounted to $ 181, $ 341 and $ 723, respectively and are included in Vessels’ operating expenses in the accompanying consolidated statements of income.

(e)	Board of Directors’ and Officers’ fees: During the years ended December 31, 2000, 2001 and 2002, the Company paid Board of Directors’ and Officers’ fees of $ 125, $ 180 and $ 180, respectively. Such fees are included in General and administrative expenses in the accompanying consolidated statements of income.

(f)	Tsakos Holdings Foundation and Tsakos Group: Companies controlled by the Tsakos Holdings Foundation beneficially own approximately 26.5% (unaudited) of the common shares as of February 24, 2003 and, therefore, have the power to influence the election of the members of the Board of Directors and the vote on substantially all other matters, including significant corporate actions.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

4.	Inventories

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	2001	2002
Bunkers	790	2,398
Lubricants	391	535
Other	247	342

Total	1,428	3,275

5.	Prepayments and Other

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	2001	2002
Hull and machinery and P&I insurance premiums	356	542
Other insurance	213	331
Public offering expenses	763	—
Other	104	410

Total	1,436	1,283

6.	Advances for Vessels Under Construction

The amount shown in the accompanying consolidated balance sheets for the years ended December 31, 2001 and 2002, includes payments to the shipyards, supervision services and capitalized interest cost, in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

	2001	2002
Advance payments on signing of contracts	113,852	225,271
Additional pre-delivery payments	115,807	113,735
Construction supervision fees	11,146	11,436
Capitalized interest	22,103	11,521
Other	1100	—

Total	33,008	41,963

Three new vessels (Silia T, Decathlon and Pentathlon) were delivered to the Company during 2002, and the total predelivery costs of $ 30,816 incurred in 2001 were transferred to vessels in operation (Note 7).

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

6.	Advances for Vessels Under Construction (continued)

In March 2001, the Holding Company acquired the share capital and became the sole owner of all outstanding shares of Bosphorus Shipping Company Limited (a Liberian company). The newly acquired subsidiary entered into an agreement with Imabari Yard in Japan for the construction of one aframax 107,181 Dwt crude oil carrier. The construction cost set forth in the shipbuilding contract amounted to $ 39,100 payable in three stage payments of $ 1,955 each plus a delivery installment of $ 33,235. The vessel, named the Marathon, was delivered in January 2003.

Subsidiaries of the Holding Company, disclosed in Note 1(d), exercised options in 2002 (Note 3(b)) to purchase four panamax oil product carriers of 68,467 Dwt each, contracted by Tsakos with Imabari Yard in Japan, all with expected delivery in 2003. The first of these vessels, the Maya, was delivered in January 2003.

In July, 2002, the Holding Company acquired the share capital and became the sole owner of all outstanding shares of Oceana Shipping Company Limited (a Liberian company). The newly acquired subsidiary entered into an agreement with Imabari Yard in Japan for the construction of one aframax 107,181 Dwt crude oil carrier, to be named Parthenon, with expected delivery in August 2003.

In November, 2002, the Holding Company acquired the share capital and became the sole owner of all outstanding shares of Mediterranean Fame S.A. (a Panamanian company). The newly acquired subsidiary entered into an agreement with Hyundai MIPO in S. Korea for the construction of one handymax 37,000 Dwt product carrier, with Hull No. 228, with expected delivery in 2004.

The new building program described in the preceding paragraphs, is financed from the proceeds of the offering discussed in Note 1 and long term bank loans obtained and to be obtained for this purpose (refer to Note 9).

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

7.    Vessels

The amounts in the accompanying consolidated financial statements are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
December 31, 1999	453,073	(66,221)	386,852
— Additions	362	—	362
— Depreciation for the year	—	(20,670)	(20,670)

December 31, 2000	453,435	(86,891)	366,544
— Additions	169	—	169
— Depreciation for the year	—	(21,250)	(21,250)

December 31, 2001	453,604	(108,141)	345,463
— Additions	210,898	—	210,898
— Transfer from vessels under construction (Note 6)	30,816	—	30,816
— Depreciation for the year	—	(24,429)	(24,429)
— Elimination of accumulated depreciation of Panos G and Liberty due to impairment	(15,261)	15,261	—
— Impairment adjustment	(9,605)	—	(9,605)

December 31, 2002	670,452	(117,309)	553,143

In the latter part of 2002, events and circumstances occurred, which in the ensuing period has had an impact on the valuation of single-hull vessels. Accordingly, the Company has evaluated all such vessels by comparing estimated undiscounted cash flows to be generated by those vessels against their carrying value. Carrying value is defined as net book value plus any remaining balance of deferred charges relating to dry-docking and survey costs, which are normally amortized over the period to a vessel’s next special survey (see Notes 2m and 8). Based on this evaluation the Company determined that the older single-hull vessels, Panos G and Liberty were impaired. Consequently, the total carrying values of these vessels ($ 15,995) have been written down to $ 6,390, which together with the balance of deferred charges relating to dry-docking and special surveys cost of $ 3,361, is the fair market value of the vessels as determined by independent marine valuers. An additional amount of impairment loss of $ 1,176 has been charged to deferred dry-docking and survey cost so that the vessels’ cost would not be less than scrap value (Note 8).

Cost of vessels at December 31, 2001 and 2002 includes $ 9,523 and $ 19,963 respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2i above.

Additions to cost include capitalized interest of $ 0 and $ 3,785 for the years ended December 31, 2001 and 2002 respectively.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

7. Vessels	(continued)

At December 31, 2002, the Company’s vessels were operating, as follows:

Vessel Name	Charter type	Expiration Date
Millennium	Bare-boat charter	September 2013
Dion	Time-charter	June 2003
Pella	Time-charter	March 2003
Libra	Time-charter	February 2005
Silia T	Time –charter	July 2003
Victory III	Time-charter	April 2004
Opal Queen	Time-charter	April 2004
Toula Z.	Voyage charter under contract of affreightment	July 2004
Hesnes	Voyage charter (pool agreement)	—
Bregen	Voyage charter (pool agreement)	—
Vergina II	Voyage charter	—
Tamyra	Voyage charter	—
Panos G.	Voyage charter	—
Liberty	Voyage charter	—
Crux	Voyage charter	—
Athens 2004	Voyage charter	—
Maria Tsakos	Voyage charter	—
Decathlon	Voyage charter	—
Pentathlon	Voyage charter	—
Triathlon	Voyage charter	—

The Libra and Liberty were undergoing repairs in dry dock associated with special or intermediate survey. On completion of the dry-dockings, Libra commenced a time charter expiring February 2005, and Liberty is available for voyage charter.

The Athens 2004 and Maria Tsakos are employed under arrangements, which have no specific expiration. The vessels are continuously employed until either the Company or the charterer request cancellation upon thirty days’ notice. The Hesnes, and the Bregen, were operating under a tanker pool, providing for earnings allocation in accordance with a defined formula.

Since her acquisition in 1998, the Millennium has entered into a bareboat charter at a daily hire of $ 25.5 for a fifteen-year period ending September 2013. The Charterparty provides that the charterer shall at its own expense operate (i.e. manning, victual, repair and insure) the vessel. At any time during the bareboat period, the Company may sell the vessel, upon charterer’s consent, at specified amounts and will pay the charterer the 50% of any excess of these amounts.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

8.	Deferred Charges

The unamortized balance shown in the accompanying consolidated balance sheets is analyzed as follows:

	Dry-docking And Survey	Loan Fees	Total
December 31, 1999	8,440	1,575	10,015
Additions	5,269	—	5,269
Amortization	(2,463)	(273)	(2,736)

December 31, 2000	11,246	1,302	12,548
Additions	2,763	—	2,763
Amortization	(5,119)	(286)	(5,405)

December 31, 2001	8,890	1,016	9,906
Additions	8,265	716	8,981
Amortization	(4,315)	(286)	(4,601)
Impairment adjustment (Note 7)	(1,176)	—	(1,176)

December 31, 2002	11,664	1,446	13,110

Amortization for dry-docking and survey costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in Interest and finance costs, net in the accompanying consolidated statements of income.

9.	Long-term Debt

Long-term debt at December 31, 2001 and 2002 is analyzed as follows:

	Borrower	2001	2002
(a)	Tsakos Energy Navigation Limited	193,364	174,394
(b)	Tsakos Energy Navigation Limited	51,095	48,093
(c)	Tsakos Energy Navigation Limited	—	29,625
(d)	Tsakos Energy Navigation Limited	—	32,200
(e)	Tsakos Energy Navigation Limited	—	101,640

	Total	244,459	385,952
	Less—current portion	(21,972)	(30,211)

	Long-term portion	222,487	355,741

(a)	Loan: Balance of U.S. Dollar reducing revolving credit facility (original amount $ 250,000) obtained in June 1998 to refinance previously outstanding loans, to partly finance the construction cost of the Maria Tsakos, and for working capital purposes. The balance at December 31, 2002 ($ 174,394) is repayable in eight variable semi-annual installments through December 2006 and a balloon payment of $ 83,331 payable together with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000, 2001 and 2002 were 7.59%, 3.46% and 2.39%, respectively.

(b)	Loan: Balance of U.S. Dollar reducing revolving credit facility (original amount $ 83,600) obtained in March 1999 to refinance a previously outstanding loan and to partly

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

finance the construction cost of the Olympia. The balance at December 31, 2002 ($ 48,093) is repayable in eight variable semi-annual installments through July 2006 and a balloon payment of $ 33,840 payable in December 2006. The interest rate is based upon LIBOR plus a spread. The interest rates, including the spread, at December 31, 2000, 2001 and 2002 were 7.94%, 4.73 % and 2.92%, respectively.

(c)	Loan: Balance of U.S. Dollar bank loan (original amount $ 30,500) obtained in May 2002 to partially finance the acquisition cost of the Opal Queen. The balance at December 31, 2002 ($ 29,625) is repayable in twenty-three equal semi-annual installments through May 2014 and a balloon payment of $ 9,500 payable with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate at December 31, 2002 was 3.83%. This loan agreement provides an option to the borrower to convert the loan into Euro, Japanese Yen or Swiss Francs at the applicable spot rates of exchange.

(d)	Loan: Balance of U.S. Dollar bank loan (original amount $ 32,200) obtained in June 2002 to partially finance the acquisition cost of the Silia T. The balance at December 31, 2002 ($ 32,200) is repayable in twenty equal semi-annual installments through June 2012 and a balloon payment of $ 14,300 payable with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate at December 31, 2002 was 3.16%.

(e)	Loan: Balance of U.S. Dollar reducing revolving credit facility (original amount $ 129,000) obtained in August 2002 to partially finance the acquisition cost of the Decathlon, Pentathlon,Triathlon and Marathon. The balance at December 31, 2002 ($101,640) is repayable in twenty equal semi-annual installments through June 2013 and a balloon payment of $ 40,026 payable with the last installment. The interest rate is based upon LIBOR plus a spread. The interest rate at December 31, 2002 was 2.82%. In January, 2003, the final part of the facility ($ 27,360) was drawn down upon the delivery of the Marathon.

In 2002, a commitment for a loan facility of $ 55,000 was agreed to partially finance the acquisition of the Maya and the Inca. The loan was formally agreed in January 2003, and the first tranche ($ 27,500) drawn upon the delivery of the Maya, in January 2003. The remaining facility will be drawn upon the delivery of the Inca in March 2003.

Also, in 2002, a commitment for a loan facility of $ 25,550 was agreed to partially finance the acquisition of the Parthenon to be delivered in July 2003.

The range of the average interest rates of the above executed loans during the three years ended December 31, 2002 was as follows:

Year ended December 31, 2000	7.34	%-7.61%
Year ended December 31, 2001	5.47	%-5.66%
Year ended, December 31, 2002	2.82	%-3.83%

Bank loan interest expense for the years ended December 31, 2000, 2001, and 2002 amounted to $20,400, $ 12,659 and $ 7,955, respectively, and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

The loans are secured as follows:

•	First priority mortgages over the Tamyra, Dion, Pella, Libra, Crux, Bregen, Hesnes, Panos G., Liberty, Vergina II, Victory III, Toula Z., Athens 2004, Maria Tsakos, Millennium, Opal Queen, Silia T, Decathlon, Pentathlon and Triathlon.

•	Assignments of earnings and insurance of the mortgaged vessels, and

•	Corporate guarantees of the ship-owning companies.

The loan agreements include, among other covenants, covenants requiring the borrower to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends more than 50% of cumulative net income (as defined in the related agreements), pay stockholders’ loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrower to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made subsequent to December 31, 2002 are as follows:

Year	Amount
2003	30,211
2004	35,031
2005	36,897
2006	156,073
2007 and thereafter	127,740

385,952

10.	Stock Option Plan

The Company has adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “Plan”). Under the terms of the Plan, stock options granted vest 50% on the grant date and 25% on each of the first and second anniversary dates of the grant, in all instances, subject to achievement of certain performance criteria based on earnings per share. The options expire on the fifth anniversary of the date upon which the option was granted. Options may be granted to directors and officers of the Company or to other persons who are capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested and all Company performance conditions to the exercise of such options were removed by the Board of Directors. As a result, the Company recorded a charge to operations of $34, in the third quarter of 2001.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

10.	Stock Option Plan (continued)

On July 17, 2001, the Company’s Board of Directors approved the issuance of 163,000 stock options with an exercise price of $12.00 per share to the directors of the Company and persons employed by Tsakos and Tsakos Energy Management. The compensation expense to be recognized during 2001 relating to these options was $301, which was equal to the grant date fair value of these options, or $1.85 per share. Such options, which were fully vested and exercisable by August 22, 2001, were valued by application of the Black-Scholes Option Pricing Model using assumptions consistent with those set forth in
Note 2(w).

The activity in the Plan from December 31, 2000 through December 31, 2002 was as follows:

	Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
December 31, 2000	298,000	10.00	149,000	10.00
Forfeited	(11,000)	10.00	(5,500)	10.00
Vested	—	—	71,750	10.00
Options granted, July 17, 2001	163,000	12.00	234,750	11.39

December 31, 2001 and 2002	450,000	10.72	450,000	10.72

Options exercisable as of December 31, 2002 have an average exercise price of $ 10.72.

Cost recognized for options issued to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, was to $ 1,196, $ 258, and $ 0, for the years ended December 31, 2000, 2001 and 2002, respectively.

The compensation expense recorded by the Company in connection with all stock options granted has been recognized on the basis of fair value under the methodology prescribed by SFAS No. 123, accordingly there is no further pro-forma data that needs to be disclosed on the Company’s income from continued operations and earnings per share for each of the years in the three year period ended December 31, 2002.

The fair value of options granted, which is amortized to the expense over the option vesting period, is estimated on the date of grant and subsequent reporting dates using the Black-Scholes Option-Pricing Model with the following weighted average assumptions as of December 31, 2000 and 2001:

Expected life of option (years)	4
Risk-Free interest rate	6.74%
Expected volatility of the Company’s stock	108.34%
Expected dividend yield on Company’s stock	N/A

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

11.	Deferred Income

Deferred Income at December 31, 2001 and 2002 is analyzed as follows:

		2001	2002
(a)	Gain on sale-leaseback transaction	2,654	2,654
(b)	Gain on interest rate swap agreements	4,187	3,350

	Total	6,841	6,004
	Less—current portion	(838)	(838)

	Long-term portion	6,003	5,166

(a)	Gain on Sale-leaseback transaction:

Following the delivery of the Olympia, in 1999, the Company entered into a sale and leaseback transaction in October 1999. Based on a memorandum of agreement concluded on March 4, 1999, West Point Shipping Co. Ltd. a subsidiary of the Holding Company which has now discontinued its operations, sold the vessel for $38,000 and realized a gain of $2,654 as further analyzed below:

Amount
Sale proceeds, net
Selling price	$38,000
Sale expenses	(784)

37,216
Vessel’s net book value at the date of sale
Vessel’s cost	35,338
Depreciation up to the sale date	(776)

34,562

Net gain	$2,654

Upon above sale, another subsidiary of the Holding Company, Essex Shipping Co Ltd., entered into a time charter agreement to leaseback the Olympia, for an initial period of approximately eight years, following which, the Company has the first option to annually extend the charter for a further year until December 31, 2011. Alternatively, the lessor has the option to extend the charter for two additional years, through July 19, 2009, which is considered as the earliest expiration date of the lease. In addition, the lessor has the option to require the Company to buy the vessel for an amount of $ 15,000, anytime prior to June 30, 2009 and the Company, as lessee, if it does not extend the charter, may at specified dates after December 31, 2006, buy the vessel at specified amounts.

At December 31, 2002, the Company’s future minimum lease payments related to the time charter of the Olympia, assuming the vessel owner does not exercise the put option, are as follows:

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

11.	Deferred Income (continued)

Year	Amount
2003	7,577
2004	7,688
2005	7,759
2006	7,853
2007	6,366

37,243

The Olympia is sub-chartered to charterers on either a voyage or time charter basis. As of the report date, the vessel operated under time charter, expiring in August 2003. The amount receivable under this charter during 2003 until expiry of the charter is $ 5,441.

The Company concluded that the lease should be treated as an operating lease after taking into consideration its incremental borrowing rate at the inception of the lease and the valuation of the vessel’s fair market value at the anticipated purchase dates, which was less than the specified purchase option prices. Furthermore, as mentioned above, the lessor has the option to require the Company to buy the vessel for an amount of $ 15,000, anytime prior to June 30, 2009, and this constitutes a guarantee of the vessel’s residual value. Accordingly, the resulting gain of $ 2,654 is deferred in full to the extent of the residual guarantee, and will not be recognized to income prior to the date of the exercise of the option by the lessor or the date at which the lease ends without the lessor exercising the option.

(b)	Gain on Interest Rate Swap Agreements

On June 18, 1998 and September 21, 1998, the Company entered into two interest rate swap agreements for a period of eight years (through December 2006) for a notional amount of $150,000 and $ 58,800, respectively, in order to minimize the effective borrowing cost of its existing debt. Under these agreements, the Company paid a fixed interest rate of 5.99% and 5.54% respectively and received interest at LIBOR. In September 1999, the Company terminated both agreements. The termination yielded a gain of $ 6,072, which is deferred because the interest rate swap agreements were classified as hedges and as such early termination requires that the gain be amortized into income over the original life of the swap agreements.

Amortization of the gain for the years ended December 31, 2000, 2001 and 2002, amounted to $ 838, $ 838 and $ 838, respectively and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

12.	Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

13.	Additional Paid-In Capital

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent either payments made by the stockholders in excess of the par value of common stock purchased by them or the value of bonus shares in excess of their par value.

For certain periods during the years, 2000, 2001 and 2002, the Board of Directors authorized the re-purchase of a limited number of shares by the Company with the primary aim of enhancing share liquidity and providing guidance to shareholders in valuating their shareholding. The transactions are open market based through the Oslo Børs with a maximum price set by the Board of Directors.

14.	Interest and Finance Costs, Net

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2000	2001	2002
Interest on long-term debt, net of capitalized interest	20,400	12,659	7,955
Interest rate financial instruments	(669)	2,406	3,822
Amortization of loan fees	273	286	286
Amortization of deferred gain from termination of swap agreement	(838)	(839)	(838)
Bank charges	23	29	159

Total	19,189	14,542	11,385

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

14.	Interest and Finance Costs, Net (continued)

On February 9, 2000 the Company entered into an interest rate swap agreement for a notional amount of $ 55,236 for a period of six years (through December 2006). In addition the Company, on the same date, entered into a second interest rate swap agreement for the same notional amount of $ 55,236 for a period of one year (through January 2001). Under the first agreement, the Company received interest of 7.17% and was paying interest at LIBOR, while under the second agreement the Company was paying interest at a fixed rate of 6.67% and receiving interest at LIBOR. In August 2000, both agreements were terminated, and the Company realized a gain of $ 669, which is included in Interest and finance costs, net in the accompanying 2000 consolidated statement of income.

On March 21, 2001, the Company entered into two interest rate swap agreements, of non-hedging nature, for a period of approximately five years (through December 2006) for a notional amount of $ 104,015 and $ 50,000, respectively. Under these agreements, the Company paid a fixed interest rate of 5.29% and 5.31%, respectively and received interest at LIBOR. In June 2001, both agreements were terminated, resulting in a gain of $ 981, which is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2001.

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of two years (through July 2003) and two interest rate swap agreements for a period of three years (through July 2004 and August 2004, respectively) for a notional amount of $ 15,000, $ 30,000, $ 80,000 and $ 20,000, respectively. Under these agreements, the Company pays a fixed interest rate of 4.39%, 4.38%, 4.82% and 4.83%, respectively and receives interest at LIBOR. The fair value of these swap agreements at December 31, 2002, in accordance with SFAS No 133 was $ 7,209 and was reflected in Financial Instruments – Fair Value in the accompanying 2002 consolidated balance sheet. The change in the fair value of these swaps during 2002 of $ 3,822 ($ 3,387 during 2001) is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2002, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

On December 19, 2002, the company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 through 2008. The notional amount of the swap is $50,000 and it is accounted for as a hedge of the Company’s variable interest rate payments on $50,000 of the loan described in Note 9(e).

In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004 and 2005, 2006, 2007, respectively, the Company pays interest at a rate of 4.0%.

The fair value of this swap agreement at December 31, 2002 was $(629) and was reflected as a liability and component of other comprehensive income in the accompanying consolidated balance sheet. No portion of the hedging instrument has been determined ineffective and therefore excluded from the assessment of hedge effectiveness or recognized in the company’s statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

15.	Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options (see Note 10) using the treasury stock method.

The components of the denominator for the calculation of basic earnings per share and diluted earnings per share is as follows:

	2000	2001	2002
Basic earnings per share:
Weighted average common shares outstanding	9,823,589	9,634,323	15,717,065
Diluted earnings per share:
Weighted average common shares outstanding	9,823,589	9,634,323	15,717,065
Options	20,825	71,058	137,840
Weighted average common shares—diluted	9,844,414	9,705,381	15,854,904
Basic earnings per common share	$1.43	$2.56	$0.25
Diluted earnings per common share	$1.43	$2.54	$0.25

16.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income, $ 304, $ 339, $ 408 in the years ended December 31, 2000, 2001 and 2002, respectively.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other requirements, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, although sections of the Code are not clear in all respects.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 and 2002

(Expressed in thousands of United States Dollars)

17.	Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers and derivatives. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers of dry-docking services, port services, bunkers, insurance and other goods and services paid directly by the Company.

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.

(b)	Concentration of credit risk: Financial Instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company’s charterer base and their dispersion across many geographic areas.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 14 equates to the amount that would be paid by the Company to cancel the swaps. Accordingly, the fair market value of the swap agreements mentioned above, at December 31, 2002 was $ 7,838 and has been included in Interest and finance costs, net in the accompanying consolidated statements of income ($3,387 in 2001 and $ 3,822 in 2002) and in Other Comprehensive Loss in the accompanying 2002 consolidated balance sheet ($629).

18.	Subsequent event

In January 2003, the Holding Company acquired the share capital and became the sole owner of all outstanding shares of World Excellence S.A. (a Panamanian company). On March 28, 2003, the newly acquired subsidiary entered into an agreement with a shipyard in S. Korea for the construction of one 37,000 DWT product carrier, with Hull No. 0337 at U.S. $25,824, with expected delivery in December 2004.

Exhibit Index

Number        Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	Stock Option Plan of Tsakos Energy Navigation Limited*

4.2	Credit Agreement, dated as of June 17, 1998 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, Deutsche Schiffsbank AG, The Bank of New York, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Credit Lyonnais, Alpha Bank A.E., The Bank of Nova Scotia, Banque Nationale de Paris, Bremer Bank Niederlassung der Dresdner Bank AG, KB Financial Services, Landesbank Schleswig-Holstein Girozentrale, ASLK-CCER Bank nv sa, MeesPerson N.V., National Bank of Greece S.A., Viking Ship Finance Ltd. and Vereins-und Westbank AG as The Banks and Financial Institutions; Chase Manhattan PLC as Lead Arranger; Credit Lyonnais, Deutsche Schiffsbank AG and The Bank of New York as Co-Arrangers; and Chase Manhattan International Limited as Agent and as Security Trustee*

4.3	Credit Agreement dated as of March 19, 1999 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein as The Banks and Financial Institutions; The Chase Manhattan Bank as Swap Bank; Chase Manhattan PLC, Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein Girozentrale, as Arrangers; Chase Manhattan International Limited, as Agent; and Chase Manhattan International Limited as Security Trustee*

4.4	Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended*

4.5	Form of Agreement, dated November 15 1996, between Tsakos Energy Management Limited (formerly Absolute Navigation Limited) and Tsakos Shipping and Trading S.A., as amended on February 2, 1998, as further amended on June 5, 1998 and as further amended*

4.6	Form of Shipbuilding Contract between a wholly-owned subsidiary of Tsakos Energy Navigation Limited (formerly MIF Limited) (as Buyer) and Hyundai MIPO Dockyard Co., Ltd. (as Builder)

4.7	Form of Shipbuilding Contract between a wholly-owned subsidiary of Tsakos Energy Navigation Limited (formerly MIF Limited) (as Buyer) and Imabari Shipbuilding Co. Ltd. (as Builder)

4.8	ISDA Master Agreement (the “JPMorgan Chase ISDA Master Agreement”) dated as of June 18, 1998 between JPMorgan Chase Bank (formerly The Chase Manhattan Bank) and Tsakos Energy Navigation Limited (formerly MIF Limited)*

4.9	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.10	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.11	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.12	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.13	December, 2002 Interest Rate Collar Swap Agreement.

4.14	1992 ISDA Master Agreement, dated as of June 21, 2002 and as amended and supplemented from time to time, between the Company and The Royal Bank of Scotland plc (the “RBS ISDA Master Agreement”).

4.15	ISDA Master Agreement, dated as of July 27, 2001 and as amended and supplemented from time to time, between the Company and Landesbank Schleswig-Holstein Girozentrale (the “Landesbank ISDA Master Agreement”).

4.16	March, 2003 Interest Rate Swap Confirmation pursuant to the Landesbank ISDA Master Agreement.

4.17	April, 2003 Interest Rate Swap Confirmation pursuant to the RBS ISDA Master Agreement.

4.18	Loan Agreement, dated May 2, 2002, between Tsakos Energy Navigation Limited as borrower and Commercial Bank of Greece S.A. as lender for a loan facility of up to U.S. $30.5 million relating to the part-financing of the Aframax Opal Queen.

4.19	Loan Agreement, dated June 21, 2002, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a loan facility of U.S. $32.2 million to part-finance the acquisition of the Suezmax Silia T by the Company’s wholly-owned subsidiary Romeo Shipping Company Limited.

4.20	Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million.

4.21	Supplemental Letter, dated October 7, 2002, amending the Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million.

4.22	Loan Agreement, dated January 13, 2003, between Tsakos Energy Navigation Limited as borrower, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as lenders, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as arrangers, Aegean Baltic Bank S.A. as agent and Landesbank Schleswig- Holstein Girozentrale as paying agent and security trustee relating to a U.S. $55.0 million loan facility to part-finance the acquisition of the new Panamaxes Maya and Inca.

4.23	Loan Agreement, dated May 16, 2003, between Tsakos Energy Navigation Limited as borrower and Credit Suisse as lender relating to a $25.6 million loan facility to partially finance the acquisition of the Aframax Parthenon by the Company’s wholly-owned subsidiary Oceana Shipping Company Ltd.

4.24	Loan Agreement, dated May 20, 2003, between Tsakos Energy Navigation Limited as borrower and Danish Ship Finance as lender relating to a $26.0 million loan facility to part-finance the acquisition of the Panamax Aztec by the Company’s wholly-owned subsidiary Sea Mayfair S.A.

8	List of subsidiaries of Tsakos Energy Navigation Limited

10.1	Independent Auditors’ Consent

10.2	Statement Regarding Auditors’ Consent

99.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Finance Director and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.