Form 20-F
period 2003-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2004-06-29
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2003, there were 17,151,623 shares of the registrant’s Common Shares outstanding.

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

•	general economic and business conditions;

•	global and regional political conditions;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	interest rate movements; and

•	foreign exchange.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five year period ended December 31, 2003. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2002 and 2003 by Ernst & Young (“Ernst & Young”), independent auditors, and for the years ended December 31, 1999, 2000 and 2001 by Arthur Andersen (“Arthur Andersen”), independent auditors.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. The reports of Arthur Andersen on the Company’s financial statements for the years ended December 31, 1999, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 1999, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 1999, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

At the same time as the Company dismissed Arthur Andersen as its auditors, it engaged Ernst & Young to act as its independent auditors as successor to Arthur Andersen. During the year ended December 31, 2001 and the subsequent interim period to May 30, 2002, the Company did not consult with Ernst & Young regarding (i) either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was either the subject of disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

The action to dismiss Arthur Andersen as the Company’s independent auditors and to replace them with Ernst & Young was taken by the board of directors on the recommendation of its audit committee.

For a discussion of certain risks relating to Arthur Andersen’s audit of our financial statements, see “—Risk Factors” below.

Our audited consolidated income statements, consolidated statements of cash flows and consolidated statements of changes in shareholders’ equity for the years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheets at December 31, 2002 and 2003, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

	1999	2000	2001	2002	2003
	(in thousands except per share data)
Income Statement Data
Revenue from vessels	$89,157	$111,276	$125,029	$130,004	$241,365
Commissions	(3,522)	(4,821)	(6,379)	(6,364)	(11,296)
Revenue from vessels, net	85,635	106,455	118,650	123,640	230,069
Expenses
Voyage expenses	17,981	20,940	21,436	32,838	61,297
Vessel operating expenses (1)	23,970	26,594	28,695	32,347	49,949
Depreciation	21,514	20,670	21,250	24,429	32,877
Impairment loss	—	—	—	10,781	—
Amortization of deferred charges	1,441	2,463	5,119	4,315	7,835
Provision for doubtful receivables	—	—	—	—	700
Management fees	3,053	3,132	3,132	3,239	4,470
Stock option compensation expense	—	1,196	258	—	—
General and administrative expenses	701	695	792	1,261	2,415
Operating income	16,975	30,765	37,968	14,430	70,525
Other expenses (income):
Interest and finance costs, net	20,593	19,189	14,542	11,385	12,372
Interest income	(1,166)	(2,487)	(1,214)	(736)	(387)
Foreign currency losses (gains)	55	(65)	24	84	389
Share of profits of joint-venture	—	—	—	(197)	(602)
Amortization of deferred gain on sale of vessels	—	—	—	—	(541)
Other, net	(46)	75	—	—	242
Total other expenses (income), net	19,436	16,712	13,352	10,536	11,473
Net income (loss)	$(2,461)	$14,053	$24,616	$3,894	$59,052
Per Share Data
Earnings (Loss) per share, basic	$(0.25)	$1.43	$2.56	$0.25	$3.45
Earnings (Loss) per share, diluted	$(0.25)	$1.43	$2.54	$0.25	$3.44
Weighted average number of shares, basic	9,991,152	9,823,589	9,634,323	15,717,065	17,134,347
Weighted average number of shares, diluted	9,991,152	9,844,414	9,705,381	15,854,904	17,187,859
Dividend per common share	$—	$—	$—	$0.70	$1.00
Cash Flow Data
Net cash from operating activities	22,292	35,404	43,454	32,745	84,184
Net cash used in investing activities	(2,615)	(15,245)	(19,109)	(256,984)	(91,837)
Net cash from (used in) financing activities	(13,222)	(22,053)	(20,841)	230,639	54,792
Fleet Data
Average number of vessels (2)	15.7	16	16	18	25.7
Number of vessels (at end of period) (2)	16	16	16	22	27
Average age of fleet (in years) (3)	7.2	8.2	9.3	6.8	6.5
Earnings capacity days (4)	5,758	5,856	5,840	6,587	9,386
Off-hire days (5)	171	230	81	410	663
Net earnings days (6)	5,587	5,626	5,759	6,177	8,723
Percentage utilization (7)	97.0%	96.1%	98.6%	93.8%	92.9%
Average TCE per vessel per day (8)	$14,265	$16,777	$19,002	$16,676	$22,636
Vessel operating expenses per ship per day (9)	$5,271	$4,892	$5,622	$5,498	$5,949
Vessel overhead burden per ship per day (10)	$652	$654	$672	$683	$734
Balance Sheet Data
Cash and cash equivalents	$31,664	$29,770	$33,274	$39,674	$86,813
Cash, restricted	7,000	7,528	7,815	7,000	—
Advances for vessels under construction	—	14,355	33,008	41,963	33,420
Vessels, net book value	386,852	366,544	345,463	553,143	654,662
Total assets	442,520	441,683	444,261	694,545	825,507
Long-term debt, including current portion	283,981	264,922	244,459	385,952	452,620
Total stockholders’ equity	134,317	146,572	171,068	267,444	314,569

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.

(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry dockings and special surveys, vessel upgrades and initial positions after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e. earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.
(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is management fees plus general and administrative expenses divided by the total number of earnings capacity days.

Capitalization and Indebtedness

Not Applicable.

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the price, production and transport of oil, including:

•	increases and decreases in the demand for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	weather; and

•	changes in seaborne and other transportation patterns.

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, have produced a more positive forecast for consumption of crude oil and its products during 2004. The increase in demand for oil is also supported by seasonal factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slows in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, Suezmax, Aframax, Panamax and Handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

Additional attacks like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently underway in Afghanistan and Iraq, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our operations outside of the United States, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current charters expire, new charters at attractive rates may not be available.

In 2003, we derived approximately 36% of our revenues from time charters, as compared to 51% in the equivalent period in 2002. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses, will be more significantly impacted by increases in the cost of bunkers (fuel). Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we charge the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Oil industry developments, competition among tanker operators and evolving regulatory requirements will compel us to renew our fleet and make ongoing capital expenditures.

During the down cycle in the oil industry in late 1998 and 1999, the oil industry experienced consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. As a result, the major oil companies have started to focus their chartering requirements with a smaller number of shipping companies that possess large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets that are complementary to ours, assuming we have the financial resources and debt capacity to do so. However, the world’s tanker shipyards have little or no additional capacity until the end of 2007 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirors, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills, insurance coverage and full implementation of the new security-on-vessels requirements which are required to be in effect on July 1, 2004.

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage and/or hull configuration. Furthermore, certain countries have already banned single-hull tankers from approaching their coastlines or entering their ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of our single-hull vessels, their marketability and their compatibility with our chartering strategies. All of the new buildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage.

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

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The tragic events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2002-2003, our protection and indemnity (“P&I”) club insurance premiums increased by approximately 25% and our hull and machinery insurance premiums increased by 15%. For 2003-2004, our P&I club insurance premiums increased by approximately another 10% as did our hull and machinery insurance premiums. Increases of up to 7% for P&I club insurance premiums and 15% for hull and machinery insurance premiums are expected for 2004-2005. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

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

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive and commercial management functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past, and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to worldclass charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until the later of two years from the date of termination and December 31, 2006. A termination as of December 31, 2003 would have resulted in a payment of approximately $12.5 million.

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

Tsakos Shipping manages 11 tankers, mostly single hull, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage tankers that directly compete with us.

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

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	supply and demand balance for ships within the tanker industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

We have a policy of considering the disposal of tankers periodically, and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the m.t. Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the year ended December 31, 2003.

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

The contracts to purchase our newbuildings present certain economic and other risks.

We currently have contracts to purchase thirteen newbuildings, including one liquified natural gas (“LNG”) carrier, that are scheduled for delivery during 2004, 2005, 2006 and 2007. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties. The acquisition of LNG carriers could expose us to additional risks since we do not have experience transporting LNG.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2003, 20 of our tankers were contractually committed to period employment. The remaining terms of thirteen of these period charters range from one month to three years, and, in the case of one of the vessels on bareboat charter, the remaining term is 9.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot recharter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

If the charterer under one of our bareboat charters is unable to perform under the charter, we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue. For 2003, revenue under this charter totaled $9.3 million.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $442.0 million, for eight of the thirteen vessels that we have on order (Promitheas, Proteas, Orfeas, Ageas, Arctic, Antarctic, Altair and LNG carrier H-1754) and which we expect to take delivery of in 2004, 2005, 2006 and 2007. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to purchase all thirteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding contract.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. To this end, we have recently contracted for the purchase of an LNG carrier. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase additional ships with the necessary cooling capacity to transport LNG.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a member of the Tsakos Group, and P&I clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, which insurance coverage may become unavailable.

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

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with the Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of an insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incurred substantial debt to finance the acquisition of our tankers. At December 31, 2003, our debt to capital ratio was 59% (debt/debt plus equity), with $452.6 million in long-term debt outstanding. Following the sale of 2,500,000 of our common shares in May 2004 and the sale of 375,000 of our common shares in June 2004, which raised an aggregate of approximately $81 million, and assuming we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2004 and 2005, we expect this ratio to be at approximately 50% through December 2005. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt. In 2003, approximately 54% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment from the sale of vessels and swap interest payments. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

In the past five years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Although our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract, until August 2001 our board had not adopted any formal policy or qualitative or quantitative limitations on the scope of our investing activities with respect to derivative instruments.

Prior to the decision of our board in 2002 to enter into interest rate swap arrangements and other derivative instruments solely for purposes of hedging our interest rate exposure under our floating rate secured bank facilities, we entered into non-hedging arrangements. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

In August 2001, our board adopted a risk management policy and established a risk committee consisting of Messrs. Stavropoulos, Nicholson, Tsakos and our finance director, Mr. Durham, to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “—Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been adversely impacted by recent events.

The appraised value of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

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

A significant amount of our 2003 revenues were derived from one customer and a significant amount of our 2002 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2003, approximately 17% of our revenues came from contracts of affreightment for five of our tankers with Lyondell/Citgo. In 2002, approximately 24% of our revenues came from Lyondell/Citgo, approximately 10% of our revenues derived from FLOPEC and approximately 9% of our revenues came from PDVSA. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, FLOPEC and PDVSA, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 22% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA, which, taken together, accounted for approximately 22% of our revenues for the year ended December 31, 2003 and 33% for the year ended December 31, 2002, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation improved, there has been political unrest in 2004 surrounding the leadership of Venezuela and we cannot say whether there will be further unrest or political upheavals in Venezuela or whether PDVSA will enjoy uninterrupted oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. There can be no assurance that we will satisfy the publicly-traded test for our taxable year beginning January 1, 2004 or any subsequent taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, approximately $2.0 million in 2003.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2003 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for either 2002 or 2003, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1997 through 2003, approximately $144 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $5.76 million, plus any applicable interest and penalties.

If we or any of our subsidiaries were treated as a foreign personal holding company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as a foreign personal holding company (an “FPHC”) for United States federal income tax purposes. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the FPHC ownership requirement with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments. Please see “Tax Considerations—United States federal income tax considerations—Foreign Personal Holding Company Considerations” herein.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2004 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2004 or for any future year. Please see “Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a foreign personal holding company, a passive foreign investment company or under other circumstances.

A recently enacted U.S. tax law provides that, for taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are “readily tradable on an established securities market in the United States.” This treatment will not be available to dividends we pay, however, if we qualify as an FPHC, a foreign investment company (an “FIC”) or a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC, FIC or FPHC for our last taxable year and we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2002 and 2003, euro expenses accounted for approximately 25% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of June 1, 2004, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 22.3% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

In October of 2003, we paid a cash dividend of 50 cents per common share in relation to the year 2003. In April 2004, we paid a further dividend of 50 cents per common share relating to 2003. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares may be adversely affected if we are unable to or do not pay dividends as intended.

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

Item 4. Information on the Company

We are a leading provider of international seaborne crude oil and petroleum product transportation services. We were incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. We achieved public listings on the Oslo Stock Exchange and the Bermuda Stock Exchange in 1993 although our shares are no longer actively traded on either exchange. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Since our incorporation, we have owned and operated 29 vessels and have sold 6 vessels, including the renamed Cape Baker and Cape Balboa, which were the subjects of sale and charter-back arrangements completed in October 2003 and November 2003, respectively. In July 2001, we changed our name to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange. The address of our registered office in Bermuda is Richmond House, 12 Par-la-Villa Road, Hamilton HM08, Bermuda. Our executive offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece. Our telephone number from the U.S. is (011) 30210-940-7710.

A list of our subsidiaries as of December 31, 2003, all of which are wholly owned by us, and their jurisdictions of incorporation, is set forth in note 1 to our consolidated financial statements which are included as Item 18 to this annual report.

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

We are managed by the Tsakos Group, which, through Tsakos Shipping, is one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping’s position as one of the largest independent tanker managers with 40 tankers and a total of 52 operating vessels under management (with a further 22 under order) enables it to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, has resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our fleet increased from 231,103 dwt at inception to 2.9 million dwt at June 15, 2004 with no significant impact on the organization. In addition, our per vessel daily overhead costs, despite recent increases, remain less than during the early years of our existence.

We have access to Tsakos Shipping’s network of six offices around the world and a pool of 2,500 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines.

Currently, our fleet consists of 27 tankers (including 3 chartered-in vessels), of which 2 are VLCC tankers, 4 are Suezmax tankers, 10 are Aframax tankers, 7 are Panamax tankers and 4 are Handysize product carriers. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market due to economies of scale and proximity considerations. The current fleet totals 2.9 million dwt, and is less than 10% single-hulled as measured by dwt. This compares favorably to the worldwide average of 33% single-hulled dwt as of December 31, 2003. As of December 31, 2003 the average age of the tankers in our current fleet was 6.5 years, compared with the industry average of 12.8 years.

In addition to the vessels currently operating in our young and diverse fleet, we have contracted for the building of an additional 13 vessels, and have signed a letter of intent for 2 further vessels. These 13 newbuildings do not include the Handysize product carrier we received in June 2004 and sold upon delivery. In 2004, we expect to receive one additional Handysize product carrier. In 2005, we expect to take delivery of two Suezmax vessels and one additional Handysize product carrier. In 2006, the Company expects the delivery of two more Handysize product carriers as well as two Suezmax tankers. Finally, in 2007, expected deliveries include an additional two Suezmax tankers, two more Handysize product carriers and an LNG carrier. The letter of intent we have signed relates to the construction of 2 LNG carriers, which have not yet been contracted. The resulting fleet, excluding the 2 LNG carriers not yet contracted, and assuming that all vessels are delivered on time and put into operation by us, would comprise 40 vessels with 4.2 million dwt, which will include 29 newbuildings (1997-2007) with 3.3 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term charters with fixed charter rates. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy, which allows capacity to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.3%.

•	Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $1.6 billion (which does not include the investments required to acquire the 2 LNG carriers that have not yet been contracted), including investments of approximately $1.4 billion in newbuildings, in order to maintain and improve the high quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government agencies. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based, in part, upon audits conducted on our vessels.

•	Established industry recognition. For over 33 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVA/Maravan, Exxon/Mobil, Phillips Petroleum, Shell, Sunoco and Petrobas are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. In prior years, Texaco and Chevron have also chartered our vessels.

•	Diversified fleet offerings. Our diversified fleet, which includes VLCC, Suezmax, Aframax, Panamax, and Handysize tankers, allows us to better service our customers’ international crude oil and petroleum product transportation needs. We have also committed an extensive segment of our newbuilding program to ice-class vessels, 10 over the next 3 years. Additionally, we have announced our intention to enter the LNG market by the year 2007 and have already contracted for the purchase of one LNG carrier.

Our Fleet

Our current fleet as of June 15, 2004

Vessel	Year Built	Year Acquired	Hull Type	Deadweight Tons	Charter Type	Expiration Of Charter

VLCC

Millennium	1998	1998	Double-hull	301,171	bareboat charter	September 2013

La Madrina	1994	2004	Double-hull	299,700	spot	July 2004

SUEZMAX

Silia T	2002	2002	Double-hull	164,286	time charter	September 2006

Cape Baker (1)	2002	2002	Double-hull	164,274	time charter	September 2006

Cape Balboa (1)(2)	2002	2002	Double-hull	164,236	time charter	October 2006

Triathlon (3)	2002	2002	Double-hull	164,445	time charter	January 2011

AFRAMAX

Parthenon (4)	2003	2003	Double-hull	107,018	spot	July 2004

Marathon (5)	2003	2003	Double-hull	107,181	contract of affreightment	Evergreen

Opal Queen	2001	2002	Double-hull	107,181	spot	July 2004

Olympia (1)	1999	1999	Double-hull	107,181	time charter	November 2005

Maria Tsakos	1998	1998	Double-hull	107,181	spot	June 2004

Athens 2004 (4)(5)	1998	1998	Double-hull	107,181	contract of affreightment	Evergreen

Toula Z (5)(6)	1997	1997	Double-hull	107,222	contract of affreightment	August 2004

Vergina II	1991	1996	Single-hull	96,709	time charter	April 2006

Tamyra	1983	1993	Single-hull	86,843	spot	June 2004

Panos G	1981	1996	Single-hull	86,983	time charter	July 2004

PANAMAX

Andes (6)	2003	2003	Double-hull	68,439	pool	Evergreen

Maya	2003	2003	Double-hull	68,439	time charter	September 2005

Inca	2003	2003	Double-hull	68,439	time charter	May 2006

Aztec	2003	2003	Double-hull	68,439	time charter	November 2005

Victory III	1990	1996	Double-hull	68,160	spot	July 2004

Hesnes (6)	1990	1996	Double-hull	68,157	pool	Evergreen

Bregen (6)	1989	1995	Double-hull	68,157	pool	Evergreen

HANDYMAX

Libra	1988	1994	Double-sided	41,161	time charter	March 2006

Crux	1987	1995	Double-sided	41,161	time charter	November 2005

Pella	1985	1993	Double- bottomed	40,231	time charter	June 2004

Dion	1984	1993	Double-bottomed	40,302	time charter	April 2005

			Total	2,919,877

(1)	The M/T Decathlon and M/T Pentathlon, were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by TEN for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners. The owners of the vessels also have the option to require us to purchase the vessels. We charter M/T Olympia from its owner pursuant to a time charter that expires in October 2007. We have an option to purchase this vessel. The owner of the vessel also has the option to require us to purchase the vessel. (For additional information relating to our arrangements with respect to this vessel, see “Item 5—Operating and Financial Review and Prospects—Sale and Leaseback Transaction” and Note 11 to our financial statements included in “Item 18 – Financial Statements” below.)
(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate.
(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.
(4)	Freight is based on a market-related formula.
(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.
(6)	Freight is based on a minimum/maximum market-related formula.

Our newbuildings

As of June 15, 2004, we have on order and expect to take delivery between 2004-2007 of thirteen new tankers, consisting of one Handysize product carrier to be built by Hyundai MIPO Dockyard of South Korea, four 1C Ice Class Suezmaxes and two 1A Ice-Class Suezmaxes to be built by Hyundai Heavy Industries of South Korea, four 1A Handysize product carriers to be built by Hyundai MIPO Dockyard of South Korea and one LNG carrier to be built by Hyundai Heavy Industries of South Korea. The thirteen newbuildings do not include the Handysize product carrier built by Hyundai MIPO Dockyard of South Korea we received in June 2004 and sold upon delivery. The newbuildings will be constructed with a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with both shipyards in the design of the newbuildings and will continue to work with Hyundai MIPO and Hyundai Heavy Industries during the construction period.

Our newbuildings on order as of June 15, 2004:

	Expected Delivery	Hull Type (all double-hull)	Deadweight Tons	Ship Yard	Purchase Price (in US $ millions)
HANDYSIZE
Dodoni	December 2004		37,000	Hyundai MIPO	$25.8
Dionisos	June 2005		37,000	Hyundai MIPO	$25.8
Antares	September 2006	Ice 1A	36,600	Hyundai MIPO	$30.0
Arcturus	December 2006	Ice 1A	36,600	Hyundai MIPO	$30.0
Andromeda	March 2007	Ice 1A	36,600	Hyundai MIPO	$30.0
Altair	June 2007	Ice 1A	36,600	Hyundai MIPO	$30.0

SUEZMAX
Promitheas	April 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Proteas	September 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Orfeas	January 2006	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Aegeas	March 2006	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Arctic	February 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.5
Antarctic	May 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.5
LNG
Hull 1754	March 2007		74,000	Hyundai Heavy Industries	$173.5

	Total		1,275,200		$652.5

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of June 15, 2004, we had made progress payments of $78.5 million out of the total purchase price of approximately $652.5 million for these newbuildings. Of the remaining amount, a further $40.7 million will be paid within 2004.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the thirteen newbuildings we have on order (which does not include the Handysize product carrier we received in June 2004 and sold upon delivery), and our board of directors may conclude that the sale of one or more vessels would be in our best interest.

Fleet Development

We strive to optimize the financial performance of our fleet by deploying approximately two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2003 and 2002 as a percentage of operating days.

	Year Ended December 31,
	2003	2002
Employment Basis
Time Charter	42%	50%
Period Employment at variable rates	22%	26%
Spot Voyage	36%	24%
Total Vessel Operating Days	8,723	6,177

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment but with variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our current fleet has 6 tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

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

The following chart illustrates the management of our fleet:

Management Subcontract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Currently, we pay Tsakos Energy Management management fees of $15,000 per vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are consistent with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $4.5 million in 2003. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. There are currently two vessels under subcontract by Tsakos Shipping. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, manages 40 tankers and a total of 52 operating vessels totaling approximately 5.4 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder are on leave at any given time. Tsakos Shipping maintains representative offices in several cities covering key areas of the shipping business such as London, Montevideo, Manila, Singapore and Tokyo. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee of $10,000 per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We believe the fees payable under, and the other provisions of, the technical management agreement between Tsakos Energy Management and Tsakos Shipping conform to industry standards for the particular vessels under management. We paid Tsakos Shipping $45.9 million in 2003 for the operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2003, we had outstanding advances to Tsakos Shipping of approximately $3.8 million in respect of such expenses.

The technical management agreement is automatically renewable on an annual basis and may be terminated by either party upon six months’ written notice.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount paid for these chartering commissions was $3.6 million in 2003.

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

Crewing and Employees

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

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers in 2003.

Customer	Year Ended December 31, 2003
Lyondell/Citgo	17%
Sunoco	8%
Exxon/Mobil	7%
PDVSA	5%
Petrobras	3%
Conoco Phillips	2%
Lukoil	2%
Chevron/Texaco	1%
BP	1%

The Company also performs services for Shell, with two vessels having been chartered in the first quarter of 2004.

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

As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015. This proposed amendment is scheduled to become effective on April 5, 2005 unless objected to by a sufficient number of member states.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and will become effective in May 2005. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Tsakos Shipping, our technical manager, has been ISO 14001 compliant since April 2000. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. However, compliance with IMO regulations could in the future require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

In addition, the European Union and countries elsewhere considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse affect on our operations.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”) which were adopted in July 1998. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are currently ISM Code certified.

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

Under OPA 90, vessel owners, operators and bareboat (or demise) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party’s (or its agents’ and employees’) gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

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

European Union Initiatives. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double hull or equivalent design standards for single hull oil tankers on the same schedule as that required under OPA. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limit through a 1992 Protocol to the CLC which became effective in 1996. The liability limit in the countries that have ratified this protocol is approximately $78.8 million for ships with a gross tonnage in excess of 140,000, with the exact amount tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus $909 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 10, 2004. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I Insurance will cover the liability under the plan adopted by IMO.

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

Tsakos Shipping, our technical manager, obtained a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems that includes ISO 9002, the standard most commonly used in the shipping industry. Our technical manager has also completed the implementation of the ISM Code. Our technical manager has obtained documents of compliance for our offices and safety management certificates for our vessels, as required by the IMO. Our technical manager has also received ISO 14001 certification.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $2.5 million in 2003. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

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

Recent world events have lead to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2003-2004, our P&I club insurance premiums increased by approximately 10% and our hull and machinery insurance premiums increased by 10%. We have been advised that for 2004-2005 our P&I club insurance premiums will increase by approximately another 7% and our hull and machinery insurance premiums by 15%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner currently controls more than 5% of the world tanker fleet. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, Suezmax, Aframax, Panamax and Handysize class sizes, and we will in the future also compete with owners of LNG carriers.

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

Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin that compete with us include OMI Corporation, Overseas Shipholding Group, Inc., Teekay Shipping Corporation, General Maritime Corporation and American Eagle Tankers Inc. Limited. There are also numerous, smaller tanker operators in the Atlantic basin.

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

2003 was a watershed year for the tanker market. A combination of events including new environmental regulations, a very cold winter in the northern hemisphere and low fuel inventories helped create the healthiest charter rate environment that the tanker industry had seen in many years. This is in contrast to 2002 where we witnessed an unpredictable market, driven by factors outside the usual supply and demand equation. Even the usual seasonal decline in the third quarter was softened in 2003 by the incredible demand for crude oil around the world. While the war in Iraq did play a part in the rate environment, overwhelmingly, low inventories, economic recoveries and activity in the United States, Latin America, China and Southeast Asia were the key drivers of charter rates in 2003.

Looking forward, the lack of clarity over oil production from Iraq, continued political unrest in Venezuela and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices could be the norm, rather than the exception in 2004. The expected increasing demand from China and India will also factor heavily into worldwide consumption. The dynamics at work in India, China, and the Pacific Rim bode well for transportation requirements for petroleum and its products in the coming months and years. Another indication of the strength of the market can be seen in continued demand despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

We expect that 2004 should once again prove to be a strong year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq and Venezuela, should fuel the market. Additionally, new IMO and European Union regulations relating to the phaseout of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of two VLCCs, four Suezmaxes, ten Aframaxes, seven Panamaxes and four Handymaxes. All vessels are owned by our subsidiaries with the exception of the Aframax Olympia, acquired in March 1999 and sold in October 1999 and time chartered back from the owners for an initial period of approximately eight years and the two Suezmaxes, Decathlon and Pentathlon (renamed Cape Baker and Cape Balboa), acquired in 2002 and sold in October and November 2003, respectively, and time chartered back from the owners for five years.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.” We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Three of our vessels also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

The chartering strategy of the Company continues to be one of fixing vessels on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the effects of the cyclical nature of the tanker industry. The Company has generated positive results every year, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. Including the VLCC delivered in January 2004, the Company currently has twenty of its twenty-seven vessels on time charter or other form of term employment, ensuring that at least 78% of its 2004 availability and 63% of its 2005 availability is already fixed. The vessels that continue on spot are taking advantage of the strong tanker demand that exists in the first half of 2004 and is expected to continue for much of the remainder of the year.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company’s commercial manager Tsakos Energy Management implements this strategy through the technical managers, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of re-delivery opportunities at advantageous rates.

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over thirty-four years of existence and high quality commercial and technical service. Tsakos Shipping, manages the vessels of the Company plus another thirty-three vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The Company’s significant accounting policies are described in Note 2 of the attached financial statements. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bare-boat and voyage charters, contracts of affreightment and pool arrangements. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter (including those under contract of affreightment) the revenues and associated voyage costs are recognized on a pro rata basis over the duration of the voyage. If a voyage is in progress as at a reporting date, the operating results are estimated and recognized pro-rata on a per day basis. If a loss is forecast for a given voyage, such losses would be provided for in full at the time they can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The revenues and voyage expenses for all vessels operating under a tanker pool are aggregated by the pool manager and revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed upon formula. We apply the same revenue and expense recognition principles described above in determining the pool revenues.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is then ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision. Actual scrap values are primarily dependent on the demand for steel bars for construction purposes and the availability of vessels for demolition and recycling. Current scrap prices have recently reached a historic high. However, given the volatility in scrap prices in recent years and the average life of the vessels, we have not adjusted vessel residual values.

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Such estimations are inevitably subjective and actual freight rates, as witnessed during 2002, 2003 and early 2004, may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At December 31, 2003, the Company owned and operated four single-hull tankers, two product carriers with single side and double bottom and two product carriers with double side and single bottom. None of the vessels were deemed Category I vessels, which require phase out by 2005 under IMO regulations. All seven vessels, providing they complete the newly imposed survey requirements, may continue trading to the end of their assumed economic lives of 25 years.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers whom we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In particular, disagreements may arise as to the responsibility for lost time and demurrage revenue due to the Company as a result. As such, we periodically assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful recoverability is inadequate.

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel. In most cases a dry-docking is necessary with repairs undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, plus possible new equipment and parts where required, plus part of the participating scheduled crew costs incurred during the survey period. We capitalize these charges and amortize them over the period up to the vessel’s next scheduled special survey.

Recent Accounting Pronouncements

In 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.	Special purpose entities (“SPEs”) created prior to February 1, 2003 – application of FIN 46 or early adoption of FIN 46-R at the end of the first interim or annual reporting period after December 15, 2003.

2.	Non-SPE’s created prior to February 1, 2003 – adoption of FIN 46-R at the end of the first interim or annual reporting period after December 15, 2003.

3.	All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R is required at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoptions of the provisions applicable to SPE’s and all other variable interests obtained after January 31, 2003 did not have an impact on the Company’s financial statements. The Company is currently evaluating the impact of adopting FIN 46-R applicable to non-SPE’s created prior to February 1, 2003, but does not expect any impact on the Company’s results of operations or financial position.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Statement 149 amends and clarifies accounting for derivative instruments, including certain instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, Statement 149 provides clarification regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. It also clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133 and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company has adopted the provisions of SFAS 149 effective October 1, 2003, which did not have an effect on the Company’s financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with the Characteristics of both Liabilities and Equity”. Statement 150 affects how an issuer should account for certain types of freestanding financial instruments which have the characteristics of both equity and liabilities and what disclosures are required for the classification, measurement and settlement of such financial instruments. Statement 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150 effective October 1, 2003, which did not have an effect on the Company’s financial statements.

Basis of Presentation and General Information

Revenues from vessels, net. Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The revenues and voyage expenses for all vessels operating under a tanker pool are aggregated by the pool manager and revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed upon formula. The same revenue and expense recognition principles described above are applied in determining the pool revenues.

TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

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

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003 all vessels had a management fee of $15,000 per month.

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

Impairment loss. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized drydocking deferred charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2002, indicated an impairment loss of $10.8 million.

As at December 31, 2003, the market value of our fleet (excluding the three chartered-in vessels) was $765 million, according to valuations received from two independent reputable brokers. On the basis of these valuations and given the positive market conditions prevailing during the first quarter of 2004, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

Stock option compensation expenses. These expenses represent the pro rata fair value of the stock options vesting during the period as prescribed by the accounting principles of SFAS 123, “Accounting for Stock-Based Compensation”.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Results From Operations

Following a severe depression in freight rates during most of 2002, the market began to see a sharp improvement in the last two months of 2002 which witnessed a significant rise in rates brought on by winter demand, low inventories, supply disruptions in Venezuela and Nigeria, prospects of conflict in the Middle East, and the sinking of the m.t. Prestige off the Spanish coast. These factors helped to keep the market exceptionally buoyant throughout 2003, modified only by the usual seasonal fluctuations and by new factors that had an impact on the industry, including the high demand for oil imports from China and India, the development of alternative sources for the supply of oil and the passage restrictions in the Bosphorus.

Some of the more significant developments for the Company during 2003 were:

•	The arrangement of new period charters with leading state-owned oil corporations. While the Company took advantage of the high rates being offered by the spot market, it also sought, in accordance with its overall chartering strategy, to ensure period employment of its vessels, often including in the terms variable rates with minimum floors and profit sharing for the Company to participate in the upside in buoyant markets.

•	The delivery of six newly constructed vessels: four Panamax tankers (Maya, Inca, Aztec, Andes) and two Aframax tankers (Marathon, Parthenon). As a result, the dwt of the fleet increased by 20% from 2.23 million tons to 2.68 million tons and the average age (dwt basis) fell from 6.8 years to 6.5 years. Also, an agreement was reached to acquire a VLCC which was delivered in January 2004 and renamed La Madrina.

•	The sale of two Suezmaxes acquired in 2002 (Decathlon, Pentathlon) to a German KG organization for $55 million each, thereby achieving a total capital gain of nearly $16 million. The vessels were chartered back for a period of five years over which time the capital gain is amortized. The vessels have been renamed Cape Baker and Cape Balboa, respectively.

•	The proceeds of new loans with leading European banks relating to the six new vessels amounting to $160 million in total. Repayments amounted to $93 million, including the prepayment on the loans relating to the two sold Suezmaxes. Total debt at the year end amounted to $453 million.

•	The arrangement of new interest rate swaps, all meeting hedging criteria and providing further coverage of $111 million. Two of the older non-hedging swaps expired during the year. At December 31, 2003, the equivalent of approximately 58% of the outstanding loans were covered by interest rate swap arrangements.

•	The performance of major surveys on four product carriers (Pella, Dion, Libra, Crux), two Aframaxes (Maria Tsakos, Athens 2004), and three Panamaxes (Hesnes, Victory III, Liberty). In the case of the Hesnes, an upgrading was also undertaken to coat the ballast tanks.

•	The ending by mutual accord of the joint venture company, LauriTen Ltd., in accordance with the terms of the original agreement. The original investment made by the Company was returned. Net income earned by this joint venture in 2003 was $0.6 million.

•	The payment to the Company’s shareholders of two dividends during the year, $0.20 cents per share in April in respect of the fiscal year 2002, and $0.50 cents in November, the first dividend with respect to fiscal year 2003.

Our fleet again achieved record net revenue of $230.1 million, up 86.1% from $123.6 million in 2002. Operating income increased from $14.4 million in 2002 to $70.5 million in 2003, a 388.7% increase. However, in 2002 there was an impairment of $10.8 million on the value of two single-hull vessels. No impairment was considered necessary in 2003.

Net income was $59.1 million in 2003, compared to $3.9 million in the prior year, a 1,416.5% increase. Diluted income per share increased from $0.25 in 2002, based on 15.85 million shares outstanding, to $3.44 in 2003, based on 17.19 million shares outstanding. These results reflect the dramatic improvement in market rates starting in late 2002 and continuing through most of 2003. U.S. interest rates fell in continued efforts to support the U.S. economy, providing reductions in financing costs. Vessel running expenses were held to competitive levels despite increasing costs due to the relative fall in the value of the U.S. Dollar to the Euro and higher insurance premiums.

The Company operated the following types of vessel during 2003:

Vessel Type		VLCC	Suezmax	Aframax	Panamax	Product carriers
Average number of vessels		1	4	9.4	6.6	4.7
Number of vessels at end of period		1	4	10	8	4
Dwt at end of period (in thousands)	Dwt	301.2	657.2	1,020.7	539.6	162.9
Percentage of total fleet		11.2%	24.5%	38.1%	20.1%	6.1%
Average age at end of period	Years	5.3	1.3	7.6	8.1	17.7

The contribution of the new vessels to the overall results for 2003 was:

	Newbuildings	Acquired	Joint Venture	Other net costs*	Combined
Average number of vessels	14.0	11.7	—	—	25.7
Utilization in period	98%	87%	—	—	93%
TCE per ship per day	$26,454	17,324	—	—	22,636
Operating expenses per ship per day	$5,613	6,316	—	—	5,949
Revenue from vessels, net ($ thousand)	$153,856	76,213	—	—	230,069
Net income/(loss) - ($ thousand)	$51,853	9,398	602	(2,801)	59,052

*	Other net costs include General and Administrative expenses, non-recurring charges, provisions against claims against dormant companies, other costs and interest income.

Financial Analysis

Year ended December 31, 2003 versus year ended December 31, 2002

Net Revenue

Net revenue from vessels (freight less brokerage commission) was $230.1 million during the year ended December 31, 2003 as compared to $123.6 million during the year ended December 31, 2002, an 86.1% increase partly resulting from an increase in the number of vessels from an average of 18.0 in 2002 to an average of 25.7 in 2003, and partly from the improvement in charter markets. The average time charter equivalent rate per vessel for the year 2003 was $22,636 per day compared to $16,676 for the previous year. In 2002, four newly built Suezmaxes were delivered, mostly in the latter part of the year, representing a whole new category of vessel for the Company to operate. A new Aframax, Opal Queen, was also acquired. These vessels operated throughout 2003. In addition, during 2003, four new Panamax tankers plus a further two Aframaxes were delivered. A Handymax product carrier was chartered-in towards the end of 2002 to provide cover in the absence of owned Handymaxes during their scheduled dry-dockings. This vessel was released in the autumn of 2003. The additional contribution in 2003 over 2002 to net revenue of these twelve vessels was $84.3 million. However, the fleet had 92.9% employment compared to 93.8% in the previous year, both years incurring significant dry-docking activity, which involved nine vessels in 2003 and six vessels in 2002.

Commissions

We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may pay the charterer an address commission ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period. Commissions were $11.3 million, or 4.7% of revenue from vessels, during the year ended December 31, 2003, compared to $6.4 million, which was 4.9% of revenue from vessels, for the year ended December 31, 2002.

Voyage Expenses

Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs. Voyage expenses were $61.3 million during the year ended December 31, 2003 compared to $32.8 million during the prior year, an 86.7% increase. Total operating days on spot charters and contracts of affreightment, under which contracts the owner bears voyage expenses, rose from 2,582 days in 2002 to 4,272 in 2003, a 65% increase. The introduction of the larger Suezmaxes into the fleet with new trading routes (primarily West Africa to the U.S.) also contributed to increased voyage expenses. Bunker costs increased during 2003 as a consequence of higher oil prices.

Vessel Operating Expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $49.9 million during the year ended December 31, 2003 as compared to $32.3 million during the year ended December 31, 2002, an increase of 54.4%. This compares with an increase in operating days of approximately 2,462 or 47%, over the previous year, in those vessels bearing operating expenses.

Operating expenses per ship per day for the fleet increased from $5,498 for the year ended December 31, 2002 to $5,949 for the year ended December 31, 2003, an 8.2% increase. For the most part, this increase was due to the approximately 30% fall in value of the dollar against the Euro over the year. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares also contributed to increased running costs.

Depreciation

Depreciation was $32.9 million during the year ended December 31, 2003 compared to $24.4 million during the year ended December 31, 2002, an increase of 34.6%, due primarily to the addition in 2003 of, on an average basis, seven new vessels.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2003, amortization of deferred dry-docking charges was $7.8 million as compared to $4.3 million during the year ended December 31, 2002, an increase of 81.6%, due to the major dry-docking and special survey work in the two year period since January 1, 2002.

Management Fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Since January 1, 2002 each vessel (excluding temporarily chartered-in vessels) bears a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd., of which $10,000 per month is forwarded to Tsakos Shipping and Trading S.A. under a management contract for the technical management of the fleet. We believe this to be a very competitive fee to pay for such services. The remaining $5,000 per vessel is retained by Tsakos Energy Management Ltd. to cover the running costs associated with the administration of the Company. Management fees totaled $4.5 million during the year ended December 31, 2003, compared to $3.2 million for the year ended December 31, 2002, an increase of 38.0%, in line with the increase in available days provided by the newly acquired vessels to the fleet.

General and Administrative Expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ fees, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $2.4 million during the year ended December 31, 2003 compared to $1.3 million during the year 2002, an increase of 91.5% primarily due to additional expenditures relating to investor relations, advertising, travel, staff bonuses, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management Ltd. represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $683 in 2002 to $734 in 2003, due to the factors mentioned above.

Operating Income

As a result of the foregoing, income from vessel operations was $70.5 million during the year ended December 31, 2003 versus $14.4 million during the year ended December 31, 2002, representing a 388.7% increase.

Interest and Finance Costs

Net interest and finance costs increased from $11.4 million during the year ended December 31, 2002 to $12.4 million during the year ended December 31, 2003, an 8.7% increase. Total average bank loans were approximately $473 million for 2003 compared to $271 million for 2002, an increase of 75%. However, actual loan interest costs increased from $8.5 million to $12.1 million, a 43% increase as the average interest rate for 2003 on the Company’s loans (excluding actual interest payable on interest rate swaps) was approximately 2.6% compared to 3.1% for 2002. The actual interest payable on the swaps amounted to $4.5 million in 2003 compared to $2.7 million in 2002, the increase being due to the reduction in long term interest rates.

There was a positive movement of $3.5 million in the fair value (mark-to-market) of our non-hedging interest rate swaps in 2003, which is accounted for through our income statement and is included as part of interest costs, compared to a negative movement of $3.8 million in 2002. This was primarily due to the reduction in the remaining life of the four swaps, including the expiry of two of them. The positive movement would have been greater if not for the unexpected reduction of long term interest rates mentioned above.

Capitalized interest in 2003 was $0.8 million compared to $3.2 million in the previous year, due to the number of vessels completing construction during the past year and the reduction in average interest rates.

Interest income was $0.4 million during 2003 as compared to $0.7 million during the year ended December 31, 2002, due to lower time deposit interest rates in 2003 compared to 2002, despite much higher average bank deposits. Foreign exchange losses amounted to $0.4 million in 2003 compared to $0.1 million in 2002, due to the devaluation of the U.S. dollar compared to the Euro.

Joint Venture Income

The share of net income due to the Company from the joint venture, LauriTen Ltd., for the year ended December 31, 2003 was $0.6 million after the write-off of $0.3 million expenses on cessation of the joint venture, compared to $0.2 million in 2002. The Company acquired a 50% participating interest in LauriTen Ltd. in 2002. The joint venture owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. A mutual decision was made in August 2003 by the partners not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003.

Gain on the Sale of Vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2003 was $59.1 million, or $3.45 per share, basic, versus $0.25 per share, basic, during the year ended December 31, 2002, an increase of 1,279%.

Year ended December 31, 2002 versus year ended December 31, 2001

Net Revenue

Net revenue from vessels was $123.6 million during 2002 as compared to $118.7 million during the year ended December 31, 2001, a 4.2% increase primarily resulting from expansion of our fleet from an average of 16 vessels operating in 2001 to an average of 18 vessels operating in 2002. This increase in fleet size offset the weakness in charter markets for all types of tankers during 2002, the average time charter equivalent rate per vessel for 2002 being $16,676 per day compared to $19,002 for 2001. However, the fleet had 93.8% employment in 2002 compared to 98.6% in the previous year, so that total days employed were equivalent to a little over one extra vessel in the year. The primary reason for the reduced productivity was increased dry-docking activity, which involved six vessels during the course of the year. Certain of these vessels had been scheduled for drydock in 2003, but the timing was brought forward to take advantage of the soft freight market.

Commissions

Commissions were $6.4 million, or 4.9% of revenue from vessels, during the year ended December 31, 2002, equal to prior year amount of $6.4 million, which was 5.1% of revenue from vessels earned in the year ended December 31, 2001. The decrease in commissions as a percentage of revenue resulted primarily from the chartering of newly delivered vessels at relatively lower commission rates.

Voyage Expenses

Voyage expenses were $32.8 million during the year ended December 31, 2002 as compared to $21.4 million during the year ended December 31, 2001, representing a 53.2% increase primarily due to the operation of two extra vessels on spot charter during 2002 compared to 2001. Total operating days on spot charters and contracts of affreightment, under which contracts the owner bears voyage expenses, rose from 1,731 days in 2001 to 2,582 in 2002, a 49% increase. Bunker costs, an important component of voyage expenses, also increased significantly during 2002.

Vessel Operating Expenses

Vessel operating expenses were $32.3 million during the year ended December 31, 2002 as compared to $28.7 million during the year ended December 31, 2001. The increase of 12.7% was due to the addition, on average, of two extra vessels during the year compared to the previous year. This represented an increase in operating days of approximately 14% in vessels bearing operating expenses. Vessel operating expenses per ship per day for the fleet decreased from $5,622 for the year ended December 31, 2001 to $5,498 for the year ended December 31, 2002, despite increased insurance costs, additional required vessel repairs and a rising Euro. The decrease in average daily vessel operating expenses is also partly attributable to reduced running costs during dry-docking activities and the cost efficiencies achieved through the addition of new vessels to the fleet.

Depreciation

Depreciation was $24.4 million during the year ended December 31, 2002 compared to $21.3 million during the year ended December 31, 2001, an increase of 15.0% due to the addition on average for the year of two new vessels to the fleet.

Impairment

The carrying values of two 21-year old single hull vessels, Panos G and Liberty, were written-down to their fair market values, resulting in an impairment loss of $10.8 million. Values of single hull tankers had fallen as a result of the incident involving the m.t. Prestige, an aged single hull oil tanker which sank in rough seas and resulted in proposed restrictions on the operation of such vessels. In addition, management estimated on the basis of industry data that the cash flow expected to be generated by the future use of these vessels would also be less than the carrying values. In such circumstances, accounting principles require the write-down of the difference between the carrying value of the asset and the fair market value.

Amortization

During the year ended December 31, 2002, amortization of deferred dry-docking charges amounted to $4.3 million as compared to $5.1 million during the year ended December 31, 2001, a decrease of 15.7%. The total charges for the previous year included $1.3 million relating to an adjustment of the amortization period for the remaining unamortized deferred dry-docking costs on two vessels undergoing special surveys within 2001 and 2002 to ensure full amortization before the new special surveys. Excluding this adjustment from 2001, the resulting increase in amortization of dry-docking charges of approximately $0.5 million is primarily due to amortization of significant new expenditures relating to dry dock work on four vessels during 2001 and 2002.

Management Fees

Management fees were $3.2 million during the year ended December 31, 2002, a $0.1 million increase from the year ended December 31, 2001. The monthly fee payable to Tsakos Energy Management decreased from $16,500 per month per vessel to $15,000 commencing January 1, 2002. The savings offset the additional management fees resulting from the addition of two vessels on average to the fleet.

Stock Option Compensation Expenses

These expenses represent the pro rata fair value of the stock options vesting during the period as prescribed by the accounting principles of SFAS 123, “Accounting for Stock-Based Compensation”. As all such expenses were fully accounted by December 31, 2001, there were no further charges during the year ended December 31, 2002. The expense during the year ended December 31, 2001 was $0.3 million.

General and Administrative Expenses

General and administrative expenses were $1.3 million during the year ended December 31, 2002 as compared to $0.8 million during the year ended December 31, 2001. This represents a 59.3% increase, which is primarily attributable to increased expenditures with respect to investor relations, advertising, directors’ and officers’ insurance and legal and audit fees relating to our completion in early 2002 of a public offering of our common shares in the United States and our ongoing reporting obligations as a publicly traded company.

Operating Income

As a result of the foregoing, income from vessel operations was $14.4 million during the year ended December 31, 2002 versus $38.0 million during the year ended December 31, 2001, representing a 62.0% decrease. A significant factor in the decrease in operating income for 2002 versus 2001 was the $10.8 million impairment loss described above.

Interest and Finance Costs

Interest and finance costs decreased from $14.5 million during the year ended December 31, 2001 to $11.4 million during the year ended December 31, 2002, representing a 21.7% decrease. Although total bank loans increased from $244.5 million as at January 1, 2002 to $386.0 million by the year end, average interest rates fell from approximately 5.6% in 2001 to 3.5% in 2002. The decrease in overall interest expense was due also to the increase in capitalization of interest relating to the new building program from $1.6 million in 2001 to $3.2 million during 2002. The reduction in interest and finance costs was offset by a negative $3.8 million fair value adjustment at December 31, 2002 on four open interest rate swap arrangements which we entered into in July 2001. Because these swaps were entered into for non-hedging purposes, the fair value (mark-to-market) of these swap agreements and changes in their fair value are recognized in our financial statements. As at December 31, 2001 these same swaps incurred a $3.4 million negative fair value adjustment, but this had been offset by the termination in June 2001 of two other interest rate swaps entered into in March 2001, which gave rise to a $1 million gain.

Interest income was $0.7 million during the year ended December 31, 2002 as compared to $1.2 million during the year ended December 31, 2001, representing a decrease of 39.4%. This decrease resulted primarily from lower time deposit interest rates in 2002 compared to 2001, notwithstanding that the Company had higher cash balances on deposit during 2002 compared to 2001.

Joint Venture Income

The Company entered into a joint venture, named LauriTen Ltd., with Lauritzen A/S of Denmark in October 2002. The joint venture owned four small LPG carriers which are on bare-boat charter to Lauritzen A/S for one year. The joint venture was accounted for as an investment on an equity basis. The net income of the joint venture was derived after deducting depreciation, bank interest and administrative expenses from the bare-boat charter income and was distributed in equal amounts to the Company and Lauritzen A/S. The share of net income due to the Company for the year ended December 31, 2002 was $0.2 million and was included in other income. The joint venture expired on August 31, 2003.

Net Income

As a result of the foregoing, net income for the year ended December 31, 2002 was $3.9 million, or $0.25 per share, basic, versus $24.6 million or $2.56 per share, basic, during the year ended December 31, 2001, a decrease of 84.2%.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels. There is no off-balance sheet financing.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2005, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $33 million at December 31, 2003 compared to approximately $3 million as at December 31, 2002, primarily a reflection of the increase in unrestricted cash holdings from $39.7 million to $86.8 million, most of the increase being due to the sale proceeds arising from the sale of two Suezmaxes in the last quarter. Current assets increased from $75.8 million at December 31, 2002 to $117.0 million at December 31, 2003 due to the increased cash balances and to increased trade and other receivables. Current liabilities increased from $66.2 million to $83.5 million at December 31, 2003 due mainly to increases in the current portion of long term debt and deferred income and trade accounts payable offset against decreases in accrued liabilities and the fair market valuation of the existing interest rate financial instruments.

Net cash provided by operating activities was $84.2 million in the year ended December 31, 2003 compared to $32.7 million in the previous year, a 157.1% increase. The increase is due mainly to the record income generated by the increase in fleet size and the substantial improvement in the freight market as described elsewhere in this annual report.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2003 on dry-dockings amounted to $15.1 million compared to $8.3 million in 2002. Programmed expenditure on dry-dockings has been higher than previous years due to the timing of special and intermediate surveys on the older vessels and the requirement for the newer vessels, delivered since 1997, to undertake their first special survey. A part of the scheduled work was brought forward into 2002 when the freight market was considerably softer. In 2003, special survey work was performed on the Handymax product carriers Pella, Libra, Dion and Crux. During much of the period that these vessels were undergoing work, they were substituted in part by the chartered-in Handymax product carrier, Capella which was released by us in September 2003. The dry-docking of all the Company’s product carriers has resulted in reduced earnings for this category of vessel during the year. Work was also performed on the Panamax Hesnes relating to its intermediate survey and the coating of its ballast tanks, as performed on its sister vessel Bregen in 2002. The vessel returned to pool service in September with the ability to generate more income in its upgraded state. The Panamax Liberty also completed an extensive intermediate dry-docking and the second of the new Aframaxes, the Athens 2004, delivered in 1998, underwent its first special survey in the second quarter. For the last quarter of the year, the third of the new Aframaxes, Maria Tsakos, undertook its first special survey and the Panamax Victory III had an intermediate survey.

In contrast, there are four major dry-dockings scheduled for 2004, relating to the Olympia (paid for by the owner), Tamyra, Bregen and Liberty. The Liberty, however, was sold in June 2004 before its scheduled dry-docking.

Net cash used in investing activities was $91.8 million for the year 2003, compared to $257.0 million for the year 2002. Almost all the use of cash in 2003, amounting to $218.9 million, relates to the ongoing new building program. During the year, an amount of $185.8 million was paid for the delivery from Imabari yards in Japan of the Panamaxes Maya (January 24), Inca (March 20), Aztec (May 29), Andes (September 12) and the Aframaxes Marathon (January 22) and Parthenon (July 23). A further $26.9 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) on the four Suezmaxes (delivery scheduled for October 2005, December 2005, February 2006 and May 2006) and the three Handysize product carriers ordered from Hyundai (delivery scheduled for June 2004, December 2004 and June 2005). The cost of upgrading the Hesnes was a further $1.1 million. $5.2 million was paid as a deposit for the purchase of the VLCC, delivered in January 2004 at a total purchase price of $51.5 million and renamed La Madrina.

During the period between January 1, 2004 and June 15, 2004, the Company entered into contracts to construct a further seven vessels, four ice-class product carriers, two ice-class suezmaxes and an LNG carrier, bringing the total number of vessels on order to thirteen (not including one Handysize product carrier we received in June 2004 and sold upon delivery). The anticipated payment schedule on these vessels, which is subject to change if there are delays or advanced work, is as follows (amounts in $ million):

	Payments Prior to 2004	2004	2005	2006	2007	Total Payments
Quarter 1		33.7	12.2	114.4	162.5
Quarter 2		20.3	76.5	14.5	55.5
Quarter 3		20.1	38.5	29.1	0
Quarter 4		20.7	3.0	27.0	0
Total	27.0	94.8	130.2	185.0	218.0	628.0

Net sale proceeds from the sale of the two Suezmaxes, Decathlon and Pentathlon, amounted to $108.9 million. The Company received an amount of $11.2 million from Lauritzen Kosan S.A., our Danish partners in the joint venture LauriTen Ltd. for the return of the initial investment in the joint venture LauriTen Ltd. Also, $7.0 million restricted cash in collateral was released.

Net cash from financing activities was $54.8 million in 2003 compared to $230.6 million in 2002. Proceeds from new bank loans in 2003 amounted to $159.9 million with repayments of $93.2 million compared to proceeds of $185.4 million less repayments of $43.9 million in the previous year. 2002 also saw the public offering of our common shares, together with the gross proceeds from the concurrent private placement of one million common shares sold to Sea Consolidation S.A. providing total net proceeds of $100.4 million.

During 2003, the Company purchased 140,100 shares in the open market in a buy-back program at a cost of approximately $1.8 million. The transactions were effected on the New York Stock Exchange. The repurchased shares were cancelled in accordance with Bermuda law. During the year, the staff of the Tsakos Group exercised 269,000 options at $10 each which provided $2.7 million.

A cash dividend of 20 cents was paid in April 2003 representing the final dividend for the fiscal year 2002 and a 50 cent dividend was paid in November 2003 as the first dividend for the fiscal year 2003. In total, the two dividends amounted to $12.0 million. A further dividend of $ 0.50 cents per share for the fiscal year 2003 was paid on April 29, 2004. The dividend policy of the Company is to pay our shareholders between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment In Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We raise the funds for investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a secondhand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2003, we were committed to six newbuilding orders (which does not include the Handysize product carrier we received in June 2004 and sold upon delivery) totaling approximately $244 million, of which $24 million had been paid by December 31, 2003 and $44 million had been paid by March 31, 2004. Between January 1, 2004 and June 15, 2004, the Company ordered seven further vessels. Of the thirteen vessels that were on order at June 15, 2004 (which does not include the Handysize product carrier we received in June 2004 and sold upon delivery), with a total contract value of $652 million, there was still $574 million remaining to be paid.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the new buildings with bank debt. We do not usually finalize financing arrangements for the new buildings until shortly before we take delivery of the vessels. We have not yet completed arrangements for the financing of the construction of the thirteen vessels, although discussions with several banks in each case are in progress. We have established relationships with various major international banks that have previously financed our vessel acquisitions and newbuildings. We intend to raise at least 70% of the vessel purchase price with bank debt, although our ability to do so will depend upon the commercial loan market for shipping companies and our perceived prospects at the time.

With regards to the new debt financing, $27.4 million for the part financing of the Marathon was drawn on a $129 million facility arranged with Deutsche Schiffsbank in 2002. (The remaining $101.6 million previously received related to three Suezmaxes delivered in 2002). $55 million was received from HSH Nordbank (previously LandesbankKiel) for the Panamaxes Maya and Inca and in the second quarter $26 million was received from the Danish Ship Finance Bank for the Panamax Aztec. A loan of $25.6 million has been received from Credit Suisse for the partial financing of the Aframax Parthenon delivered in July and a loan of $26 million has been received with the Royal Bank of Scotland for the Panamax Andes delivered in September. No further financing occurred in the fourth quarter of 2003. $93.3 million was repaid during 2003 including a prepayment of $59.4 million relating to the loan for the Decathlon and Pentathlon.

In December 2003, the Company entered into a contract to acquire the double hull VLCC Maersk Estelle (299,700 dwt), built in January 1994, for an amount of $51.5 million. An amount of $5.2 million was paid as an advance. The balance of $46.3 million was paid on delivery in January 2004 and the vessel was renamed La Madrina.

Summary Of Loan Movements Throughout 2003:

Loan	Vessel	Balance at January 1, 2003 (in millions)	New Loans (in millions)	Repaid (in millions)	Balance at December 31, 2003 (in millions)
Syndicated credit facility	15 vessels	$174.4	$0	$20.4	$154.0
Syndicated credit facility	Millennium	48.1	0	3.2	44.9
12-year term loan	Opal Queen	29.6	0	1.7	27.9
10-year term loan	Silia T.	32.2	0	1.8	30.4
Syndicated credit facility	Triathlon, Marathon	101.7	27.3	63.3	65.7
10-year term loan	Maya	0	27.5	1.0	26.5
10-year term loan	Inca	0	27.5	1.0	26.5
10-year term loan	Aztec	0	26.0	0.8	25.2
10-year term loan	Parthenon	0	25.5	0	25.5
10-year term loan	Andes	0	26.0	0	26.0
Total		$386.0	$159.8	$93.2	$452.6

There were no undrawn amounts relating to the above facilities as at December 31, 2003.

As a result of such financing activities, long-term debt increased in 2003 by a net amount of $66.7 million, compared to a net increase of $141.5 million in 2002. The average debt to capital ratio was approximately 59% at December 31, 2003. Interest rate swap instruments currently cover approximately 62% of the outstanding debt, and further coverage is being arranged with major banks. The two remaining swaps which do not meet hedging criteria and cover a notional $100 million will expire in July 2004. In January 2004, the Company obtained a term loan facility for $40.0 million from Citibank to partially finance the acquisition of the VLCC La Madrina on delivery. The loan will be repaid in sixteen variable installments with a balloon payment of $13.5 million to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel, an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

As at March 31, 2004, after including the new $40.0 million debt and deducting repayments made in the first quarter of 2004 of $8.1 million, total net debt outstanding was $484.5 million. Annual principal payments scheduled from April 1, 2004, are as follow (these will change depending on possible prepayments and new loan arrangements):

Year	Principal Payment (in millions)
2004	$35.7
2005	47.7
2006	166.4
2007	19.7
2008	19.6
2009 and thereafter	195.4
Total	$484.5

Sale And Lease Back Transaction

During 2002 the Company took delivery of the newly constructed Suezmaxes Decathlon and Pentathlon. In October and November 2003, the Company sold and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8.3 million and $7.5 million respectively were deferred and are amortized over the five year lease period. During 2003, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $1.8 million and $1.0 million respectively.

Contractual Obligations as of December 31, 2003 were:

	Payments due by period (in millions)
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$452.6	$41.6	$222.4	$32.5	$156.1
Capital (finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$110.0	$24.3	$71.8	$13.9	—
Purchase Obligations (newbuildings)	$242.9	$65.7	$177.2	—	—
Other Long-Term Liabilities	—	—	—	—	—

Subsequent to December 31, 2003, we entered into contracts to purchase 7 newbuildings with an aggregate purchase price of $408.4 million, which amounts will be payable over a period of 3.5 years.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of June 15, 2004, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	71	Chairman of the Board of Directors	1994
Nikolas P. Tsakos	41	President, Chief Executive Officer and Director	1993
Michael G. Jolliffe	54	Deputy Chairman of the Board of Directors	1993
George V. Saroglou	40	Chief Operating Officer and Director	2001
Paul Durham	53	Finance Director and Chief Accounting Officer	––
Torben Janholt	58	Director	2002
Peter Nicholson	70	Director	1993
Francis T. Nusspickel	63	Director	2004
William O’Neil	76	Director	2004
Angelos Plakopitas	66	Director	2003
Antonio Taragoni	73	Director	1993

Certain biographical information about each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst. He was elected to the Company’s Board as its Chairman on June 1, 1994. Mr. Stavropoulos is a member of the Audit Committee.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Deputy Chairman of the Board since July 2001 and a director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills S.A., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Royal Olympic Cruise Lines, Inc. recently filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee and Chairman of the Capital Markets Committee.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer since May 1996 and a director of the Company since July 2001. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

FINANCE DIRECTOR

Mr. Durham joined the Tsakos Group in 1999 and has served as our Finance Director and Chief Accounting Officer since June 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been a member of our Board since October 2002. He has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish shipowning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992 he took a position as director and executive consultant with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is Vice Chairman of the Danish Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builders. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990-2000) and chairman of Carisbrooke Shipping Plc (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House, Chairman of the Royal National Lifeboat Institution and a trustee of the International Lifeboat Federation. He joined the Company’s Board as a founder director in 1993 and is Chairman of the Audit Committee.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants.

WILLIAM O’ NEIL

DIRECTOR

William A. O’Neil is Secretary-General Emeritus of the IMO, the United Nations agency charged with monitoring maritime safety and preventing pollution from ships. Mr. O’Neil first was elected Secretary-General of the IMO in 1990. He served a second term with the IMO beginning in 1994, a third term beginning in 1998 and a further two-year term beginning in 2002. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport. He was Commissioner of the Canadian Coast Guard from 1975 until 1980 and later became President and Chief Executive Officer of the St. Lawrence Seaway Authority, a position he held until joining IMO. Mr. O’Neil has been associated with the IMO since 1972 when he represented Canada at the IMO Council. He became Chairman of the IMO Council in 1980 and was re-elected four times. Mr. O’Neil holds a degree in civil engineering from the University of Toronto from where he graduated in 1949.

ANGELOS PLAKOPITAS

DIRECTOR

Since 1991, Mr. Plakopitas has been Managing Director of Global Finance S.A., a financial services company based in Athens, with offices throughout the Balkans, and a manager of several venture capital funds. Between 1979 and 1990, Mr. Plakopitas was General Manager of Shelman Swiss-Hellenique Wood Products Manufacturers SA, a large industrial and trading company in Greece. From 1970 to 1979 he was Vice President with Citibank N.A. based in Athens and Piraeus, during which time he spent six years as Head of the Shipping Department. Mr. Plakopitas started his career with the Hellenic Industrial Development Bank in 1965.

ANTONIO TARAGONI

DIRECTOR

Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa. In 1961, he founded and is President of Nolarma Noleggi & Armamento Srl, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Srl, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996. Mr. Taragoni has been a director of the Company since inception.

Board of Directors

In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2003, we had eight members on our Board. At the 2004 Annual Meeting of our shareholders two new directors were elected to the Board: Messrs. Nusspickel and O’Neil. We now have ten directors on our Board.

Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise amongst themselves).

During the fiscal year ended December 31, 2003, the full Board held three meetings. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member with the exception of Mr. Nicholson, who was absent from one meeting of the Board due to illness.

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Plakopitas, Taragoni, Nusspickel and O’Neil) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the new New York Stock Exchange listing standards.

•	If a director meets the objective New York Stock Exchange standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•	If a director who meets the objective New York Stock Exchange independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors will meet in 2004 in regularly scheduled executive sessions without participation of the Company’s management. Mr. Stavropoulos will serve as the Presiding Director for purposes of these meetings.

Corporate Governance

In November 2003, the New York Stock Exchange adopted significant new corporate governance rules for listed companies. The SEC, in implementing the Sarbanes-Oxley Act of 2002, adopted a number of new rules affecting corporate governance and disclosure in 2002 and 2003. The Board and the Company’s management have engaged in an ongoing review of our corporate governance, with a goal of full compliance with the new rules before the new rules become effective for the Company.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

These documents and other important information on our governance are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

The Board has a long-standing commitment to sound and effective corporate governance practices. The Board’s Corporate Governance Guidelines address a number of important governance issues such as:

•	Selection and monitoring of the performance of the Company’s senior management;

•	Succession planning for the Company’s senior management;

•	Qualifications for membership on the Board;

•	Functioning of the Board, including the requirement for meetings of the independent directors; and

•	Standards and procedures for determining the independence of directors.

The Board believes that the Corporate Governance Guidelines and other governance documents meet current requirements and reflect a very high standard of corporate governance.

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Chartering Committee, a Capital Markets Committee and a Risk Committee.

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Stavropoulos and Jolliffe, each of whom is an independent Director. Mr. Nicholson is Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. As stated above, the Board has determined that the continuing members of the Audit Committee will meet the applicable independence requirements, and that all continuing members of the Audit Committee fulfill the requirement of being financially literate. The Audit Committee is responsible for, among other things:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services and fees provided by the auditors;

•	approving all engagement letters provided by the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s auditing standards;

•	reviewing the Company’s financial reporting and internal control functions;

•	reviewing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation

Committee are Messrs. Nicholson, Jolliffe, Stavropoulos and Taragoni, each of whom is an independent Director. Mr. Nicholson is Chairman of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees; and

•	designing and overseeing the long-term incentive compensation program of the Company.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Tsakos, Stavropoulos and Jolliffe. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Stavropoulos, Nicholson, Tsakos, and our finance director, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Chartering Committee

The members of the Chartering Committee are Messrs. Tsakos, Stavropoulos and Taragoni. Mr. Taragoni is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Compensation

We pay no compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2003, the aggregate compensation of all of the members of the Board was approximately $240,000, which included a $40,000 fee to each non-executive director and a $60,000 fee to the Chairman of the Board. The shareholders of the Company have approved an increase in the compensation to Board members for the year ending December 31, 2004 and thereafter as follows:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, are compensated by Tsakos Energy Management, which receives a management fee per month for each of our ships. See “Management and Other Fees” in Item 7 of this Annual Report for more information on the management fees we paid for the year ended December 31, 2003.

The only compensation received by the Company’s senior management directly from the Company is in the form of options. The last options to purchase our common shares were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. We do not provide benefits for directors upon the termination of their service with us.

Employees

We have no salaried employees.

Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock option plan

We have two stock option plans, the 1998 Stock Option Plan (the “1998 Plan”), which was adopted in June 1998, and the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. The 1998 Plan and 2004 Plan permit us to grant equity awards to our directors and officers or the directors, officers and employees of Tsakos Energy Management, our manager, and Tsakos Shipping, our technical manager.

1998 Plan. The purpose of the 1998 Plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the 1998 Plan. As at December 31, 2002, a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping held options to purchase 450,000 common shares under the 1998 Plan. In August 2001, all outstanding stock options under the 1998 Plan were vested and all company performance conditions to the exercise of such options were removed by the board of directors. During 2003, holders of options to acquire an aggregate of 269,000 common shares at $10 per share exercised the options held by them. The weighted average exercise price for the outstanding options at December 31, 2003 was $11.80.

As of the date hereof, there are 71,517 unexercised options to purchase common shares at $12 per share under the 1998 Plan. Such options must be exercised on or before June 2006. These options will continue to be governed by the 1998 Plan.

Each option under the 1998 Plan expires on the earlier of (1) the fifth anniversary of the date of the grant or (2) the date on which the holder thereof ceases to be one of our directors or officers, or a director, officer or employee of Tsakos Energy Management or Tsakos Shipping, as the case may be. Our board of directors administers the 1998 Plan. Our board of directors is required to adjust the number of shares over which an option is granted and the option price thereof upon the occurrence of specified events. The 1998 Plan terminates in June 2006 unless terminated at an earlier time by the board of directors or by ordinary resolution of our shareholders. Termination of the 1998 Plan will not affect the existing rights of any option holder.

2004 Plan. The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers, consultants and the employees of the Company, its subsidiaries and the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted shares, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. As of the date of this annual report, no awards have been granted under the 2004 Plan.

The 2004 Plan will be administered by our Corporate Governance, Nominating and Compensation Committee or a special committee designated by our Board comprised solely of independent directors. Such committee will have the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The exercise price at which our common chares may be purchased pursuant to the grant of an option under the 2004 Plan is the fair market value (as defined in the 2004 Plan) of our common chares on the date of grant of the option.

The number of common shares that may be issued under the 2004 Plan may not exceed 500,000. The common shares that may be issued under the 2004 Plan are in addition to the common shares that may be issued under the 1998 Plan. Because awards under the 2004 Plan are discretionary, future awards under the 2004 Plan are not determinable.

Item 7. Major Shareholders and Related Party Transactions

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

To help minimize any conflict between our interests and the interests of other members of the Tsakos Group and the owners of other vessels managed by the Tsakos Group, if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients.

Management affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the principal and founder of the Tsakos Group.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and other fees

Through Tsakos Energy Management, we prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $45.9 million in 2003. These payments are made in advance, subject to reconciliation at the end of each quarter. At December 31, 2003, we had outstanding advances to Tsakos Shipping of $3.8 million in respect of such expenses.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $4.5 million and supervisory fees of $1.1 million relating to the construction of our vessels in 2003.

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

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until the later of two years from the date of termination or December 2006. A termination as of December 31, 2003 would have resulted in a payment of approximately $12.5 million. Following a change of control of Tsakos Energy Management, we may terminate the management agreement.

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

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% of the daily charter hire or lump sum amount payable under every charter involving our vessels. We paid Tsakos Shipping aggregate chartering commissions of $3.6 million 2003.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We paid Argosy aggregate premiums of $2.5 million in 2003.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We paid AirMania an aggregate amount of $1.0 million in 2003. AirMania was founded in 2000.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of June 15, 2004 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of June 15, 2004 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 20,136,006 common shares outstanding. Except as noted below, the address of all shareholders, officers and directors identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Outstanding Common Shares
FMR Corp. (1)	2,575,440	12.8%
Kelley Enterprises Inc.(2)	1,652,212	8.2%
Marsland Holdings Limited(2)	1,024,234	5.1%
Sea Consolidation S.A. of Panama(3)	1,000,000	5.0%
Officers and Directors

D. John Stavropoulos	60,272	*
Nikolas P. Tsakos(4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	8,000	*
Paul Durham	8,000	*
Torben Janholt	—	—
Peter Nicholson	10,000	*
Francis T. Nusspickel	—	—
William A. O’Neil	—	—
Angelos Plakopitas	—	—
Antonio Taragoni	10,000	*
All officers and directors as a group (11 persons)(4)	122,272	*

*	Less than 1%.
(1)	This information is derived from this shareholder’s Schedule 13G filed with the SEC on June 10, 2004. The business address of this shareholder is 82 Devonshire Street, Boston, MA 02109. FMR Corp. states that it has sole voting power over 302,340 common shares and sole dispositive power over 2,575,440 common shares. The number of common shares stated as beneficially owned is as of May 31, 2004.
(2)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp., which holds 820,356 common shares, are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by

Tsakos Holdings Foundation. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of the Tsakos Holdings Foundation and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.

(3)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Sea Consolidation S.A. of Panama, Redmont Trading Corp. or the Tsakos Holdings Foundation.

We effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange in March 2002. Accordingly, certain of our principal shareholders acquired their common shares either at or subsequent to this time. In addition, concurrent with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. We sold an additional 2,875,000 of our common shares from our shelf registration statement in May and June 2004. Our major shareholders have the same voting rights as our other shareholders. As of June 15, 2004, we had 79 shareholders of record. Twenty-one of the shareholders of record were located in the United States and held in the aggregate 19,017,023 common shares representing approximately 94.4% of our outstanding common shares. However, the twenty-one United States shareholders of record include CEDEFAST, which, as nominee for the Depository Trust Company, is the record holder of 19,011,731 common shares. Accordingly, the Company believes that the shares held by CEDEFAST include common shares beneficially owned by both United States beneficial owners and non-United States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Item 9. The Offer and Listing

Our common shares are listed on the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange. Our common shares are not actively traded on the Bermuda Stock Exchange.

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the symbol “TNP”. The following table shows the high and low closing prices for our common shares during the indicated periods.

	High	Low
2002 (Annual)	$16.40	$9.45
2002
First Quarter (March 5 to March 31)	$15.24	$14.70
Second Quarter	$16.40	$13.98
Third Quarter	$14.00	$9.45
Fourth Quarter	$15.46	$11.10

	High	Low
2003 (Annual)	$19.25	$11.34
2003
First Quarter	$15.15	$12.00
Second Quarter	$14.50	$11.34
Third Quarter	$15.08	$12.95
Fourth Quarter	$19.25	$14.20
December	$19.25	$15.98

	High	Low
2004
First Quarter
January	$26.19	$18.58
February	$31.55	$24.39
March	$32.48	$27.35
Second Quarter
April	$31.76	$24.26
May	$30.97	$24.80
June (through June 15)	$31.61	$29.86

Source:	Bloomberg

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

	High	Low
	NOK	NOK
1999	150.00	60.00
2000	120.00	60.00
2001	130.00	70.00
2002	120.00	71.86
2003	*	*

	High	Low
2002
First Quarter	115.00	113.00
Second Quarter	120.00	120.00
Third Quarter	71.86	71.86
Fourth Quarter	*	*

2003	*	*
First Quarter	*	*
Second Quarter	*	*
Third Quarter	*	*
Fourth Quarter	*	*
December	*	*

2004
First Quarter
January	*	*
February	*	*
March	*	*
Second Quarter
April	*	*
May	*	*
June (through June 15)	*	*

Note: An	asterisk (*) indicates that no trades were reported during this quarter.
Source:	Bloomberg

On June 15, 2004, 20,136,006 common shares were outstanding and were held by approximately 79 holders of record.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of Norwegian kroner, expressed in kroner per dollar, in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Year	High	Low	Average	Period- End
1999	8.0970	7.3970	7.8071	8.0100
2000	9.5890	7.9340	8.8131	8.8010
2001	9.4538	8.5391	8.9991	8.9724
2002	9.1110	8.8710	8.9593	8.9175
2003	8.7920	7.1950	8.0787	7.1950

Note: Average	represents the average of month-end rates.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40,000,000 common shares, par value $1.00 per share. As of December 31, 2003 there were 17,151,623 outstanding common shares and outstanding options to purchase 450,000 common shares. As of June 15, 2004, there were 20,136,006 outstanding common shares and outstanding options to purchase 71,617 common shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time determine. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Memorandum of Association or Bye-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of our non-executive directors being selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

Options

As of December 31, 2003, we had 181,000 stock options outstanding under our stock incentive plan, all of which are vested. To date, 109,383 of these options have been exercised. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors.

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

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda.

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

Transactions involving certain business combinations. Our Bye-Laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination is at least as great as the ratio of (iii) the highest per share price, which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any subsidiary of ours directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our outstanding voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

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

Other listings. Our common shares are listed on the Oslo Børs under the symbol TEN and on the Bermuda Stock Exchange under the symbol TEN. Our common shares are no longer actively traded on either of these exchanges.

Material Contracts

The following is a summary of each material contract that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report. Such summaries are not intended to be complete and reference is made to the contracts themselves, which are included as exhibits to this annual report:

(a) Loan Agreement, dated June 21, 2002, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a loan facility of U.S. $32.2 million to partially finance the acquisition of the Suezmax Silia T by the Company’s wholly-owned subsidiary Romeo Shipping Company Limited. The rate of interest on the loan is LIBOR plus a margin. The loan is repayable in semi-annual installments of $0.9 million over ten years starting in 2003, with a balloon installment of $14.3 million payable in 2012. The loan is secured by a first preferred mortgage over the Silia T.

(b) Loan Agreement, dated May 20, 2003, between Tsakos Energy Navigation Limited as borrower and Danish Ship Finance as lender relating to a $26.0 million loan facility to partially finance the acquisition of the Panamax Aztec by the Company’s wholly-owned subsidiary Sea Mayfair S.A. The rate of interest on the loan is a margin plus LIBOR. The loan has a ten-year term and is repayable in semi-annual installments of $812,500, with a balloon installment of $9.75 million payable in 2013. The loan is secured by a first mortgage over the Aztec.

(c) Loan Agreement, dated July 30, 2003, between Tsakos Energy Navigation as borrower and The Royal Bank of Scotland plc as lender relating to a $26.0 million loan facility to partially finance the acquisition of the Panamax Andes by the Company’s wholloy-owned subsidiary ErgoGlory S.A. The rate of interest on the loan is 1.1% plus LIBOR or TELERATE, as applicable, plus a percentage rate representing the cost to the lender of compliance with regulatory requirements. The loan is repayable in semi-annual installments of $725,000 over ten years, with a balloon installment of $11.5 million payable in 2015. The loan is secured by a first preferred mortgage over the Andes.

(d) Loan Agreement, dated January 23, 2004, between Tsakos Energy Naviagation Limited as borrower and Citibank International plc as lender and agent relating to a $40.0 million loan facility to partially finance the acquisition of the VLCC M/T Maersk Estelle (to be renamed La Madrina). The rate of interest as the loan is 1% plus LIBOR plus a percentage rate representing the cost to the lender of compliance with regulatory requirements. The loan is repayable in semi-annual installments ranging from $1.25 million to $2.25 million over eight years, with a balloon installment of $13.5 million payable in 2012. The loan is secured by a first priority mortgage over the La Madrina.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2004 will be $9,345. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares, the status of the members of the Tsakos family that directly, indirectly or constructively own our shares as non-United States persons, our organization and that of our subsidiaries and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

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

This summary deals only with common shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	dealers or traders in securities or currencies;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	a person subject to United States federal alternative minimum tax;

•	a partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended, and regulations, administrative pronouncements and judicial decisions as of the date of this prospectus; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

We believe that none of our transportation income or that of our vessel-operating subsidiaries will be treated as effectively connected with the conduct of a trade or business in the United States. Accordingly, we expect that we and our vessel-operating subsidiaries will not be subject to United States federal income tax on transportation income from foreign sources. However, except to the extent that the so-called reciprocal exemption of Section 883 of the Internal Revenue Code or an income tax convention applies, we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on transportation income from United States sources. For this purpose, “transportation income” includes income derived from or in connection with the use of vessels or the hiring or leasing of vessels for use on a time or voyage charter basis or on a bareboat charter basis.

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

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Singapore, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

We anticipate, and it is assumed for purposes of this discussion, that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will be income from the operation of ships in international transportation that is potentially exempt from United States tax under the reciprocal exemption. Any item of United States-source income that is derived by us or by our vessel-operating subsidiaries and that is not treated as income from the operation of ships in international transportation will not qualify for the reciprocal exemption and therefore generally will be subject to United States tax, but we do not anticipate that such income will be a material portion of the gross income of our group.

The Treasury regulations under Section 883 (the “Section 883 regulations”) contain a relatively complex and narrow definition of the income from the operation of ships in international transportation that may qualify for the reciprocal exemption. However, even under the provisions of the Section 883 regulations, we anticipate that substantially all of the United States-source income to be derived by us or by our vessel-operating subsidiaries will qualify as income from the operation of ships in international transportation.

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a taxable year if (1) individuals who are residents of qualified foreign countries directly or indirectly own over 50% of the value of our stock for at least half of the number of days in such taxable year, or (2) our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States. Given that our shares are listed on the Oslo Børs and the New York Stock Exchange and that many of our shares are held by nominees or entities, we have not yet established that we will be able to demonstrate that residents of qualified foreign countries have owned the requisite interest in our shares for each of our taxable years through 2003. We can give no assurance that residents of qualified foreign countries will directly or indirectly own over 50% of the value of our shares during 2004 or any subsequent year and, because we will not be complying with certain documentation requirements required under the Section 883 regulations for establishing eligibility for the reciprocal exemption as a result of direct or indirect ownership of shares by individuals who are residents of qualified foreign countries, we anticipate that we will qualify for the reciprocal exemption for 2004 and subsequent years only if our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States.

Under the Section 883 regulations, our stock will be considered to be primarily and regularly traded on one or more established securities markets in the United States for any taxable year, if:

•	the common shares are listed during the taxable year on one or more such markets;

•	the aggregate number of the common shares traded during the taxable year on all established securities markets in the United States exceeds the aggregate number of shares traded during that year on all established securities markets located in any single foreign country; and

•	either (i) the common shares are regularly quoted by dealers that make a market in the stock or (ii) trades in our common stock are effected, other than in de minimis quantities, on an established securities market in the United States on at least 60 days during the taxable year (or one-sixth of the number of days in a short taxable year) and the aggregate number of our common shares traded on such markets during the taxable year equals at least 10% of the average number of our common shares outstanding during such year (or a specified lesser percentage, in the case of a short taxable year).

For purposes of the foregoing, a dealer will be treated as making a market in our stock only if the dealer regularly and actively offers to, and in fact does, purchase the stock from, and sell the stock to, customers unrelated to the dealer in the ordinary course of a trade or business.

However, under the Section 883 regulations, our common shares will not be considered to be primarily and regularly traded on an established securities market for a taxable year if, for more than half the number of days during the taxable year, one or more persons that own, actually or constructively, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the Section 883 regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of the common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of stock from owning 50% or more of the total value of our common stock for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. Commencing with our taxable year beginning on January 1, 2004, for purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

Our common shares are listed on the Oslo Børs and the New York Stock Exchange. We believe that, for our taxable years beginning January 1, 2002 and January 1, 2003, the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregate number of our common shares traded on established securities markets in Norway or any other single foreign country. We expect that this will also be the case for our taxable year commencing January 1, 2004 and for subsequent taxable years. Further, we believe that, for our taxable years beginning January 1, 2002 and January 1, 2003, our common shares were regularly quoted by one or more dealers that make a market in the common shares. We expect that the requirements identified above with respect to the regularity and volume of trading in our shares on the New York Stock Exchange (or the marking of a market in our shares by a dealer that regularly quotes our shares) will be satisfied for our taxable year beginning January 1, 2004 and subsequent taxable years. Accordingly, we expect that apart from the effect, if any, of the closely-held exception, for taxable years after 2001 our common shares should be considered to be primarily and regularly traded on an established securities market in the United States for purposes of the reciprocal exemption.

Commencing with our taxable year beginning January 1, 2004, in determining that our common shares are not closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities and Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

Taxation of Our Operations if the Reciprocal Exemption Is Unavailable

To the extent that the reciprocal exemption is not available to us or to our vessel-operating subsidiaries, then we and our vessel-operating subsidiaries generally will be subject to United States federal income tax on United States-source international transportation income under one of two alternative systems. Under the first system, we generally will be subject to a four percent tax on the gross amount of the United States-source international transportation income derived by us or by a vessel-operating subsidiary that is not considered to be effectively connected with the conduct of a United States trade or business. Under the second system, the United States-source international transportation income that we or a vessel-operating subsidiary derives that is considered to be effectively connected with the conduct of a United States trade or business, determined after allowance of allocable deductions, will be subject to general United States federal income tax at normal corporate rates, currently at 35 percent. In addition, under the second system, we or the vessel-operating subsidiary will be subject to a 30 percent branch-level tax on earnings that are effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by a United States trade or business.

At present, we do not expect that any of the United States-source international transportation income to be derived by us or by our vessel-operating subsidiaries will be effectively connected with the conduct of a United States trade or business. Accordingly, we expect that any United States-source international transportation income that does not qualify for the reciprocal exemption would be subject to the four percent tax on such gross income. If the manner in which we conduct our operations were to change, our international transportation income could come to be treated as effectively connected with a U.S. trade or business, in which case, if the reciprocal exemption were not available, it would be subject to tax under the second system described above, rather than subject to a four percent gross income tax.

Based on the current and projected operations of our vessels, we believe that less than 30% of the aggregate gross income of our vessel-operating subsidiaries will be treated as United States-source income subject to the four-percent tax if our vessel-operating subsidiaries do not qualify for the benefits of the reciprocal exemption. Changes in the itineraries of our vessels or other changes in the amount, source or character of our income could affect the amount of income that would be subject to United States tax in future years.

United States Holders

Distributions

Subject to the discussions below under “—Foreign Personal Holding Company Considerations” and “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes, taking into account undistributed foreign personal holding company income, if any). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. While we expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange, United States taxing authorities have yet to issue guidance specifying the meaning of the term “readily tradable on an established securities market in the United States” for this purpose and thus we cannot be certain of the requirements for being so treated. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “foreign personal holding company” (an “FPHC”), a “foreign investment company” (an “FIC”) or a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as an FPHC or a PFIC is discussed below under the headings “—Foreign Personal Holding Company Considerations” and “—Passive Foreign Investment Company Considerations.” We do not believe that we were an FIC for our last taxable year and we do not expect to be an FIC for our current or subsequent taxable years. A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 61 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2009) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income, subject to the separate foreign tax credit limitation for passive income. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

Sale or Exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than Tsakos Energy Navigation Limited (or certain related entities), a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States-source gain or loss for United States foreign tax credit purposes.

Foreign Personal Holding Company Considerations

We are not aware of any facts which establish that we or any of our subsidiaries currently meet the requirements for classification as an FPHC for United States federal income tax purposes or that we or any of our subsidiaries met the requirements for classification as an FPHC for our most recent taxable year. However, some of the facts relevant to such a determination are outside of our knowledge and control. Therefore, we are unable to establish whether we or any of our subsidiaries constitute or have constituted an FPHC. If we or one of our subsidiaries were treated as an FPHC, then each United States holder owning, directly or indirectly, common shares on the last day in the taxable year on which the ownership requirement (as described in the following paragraph) with respect to us or the subsidiary is met would be required to include currently in taxable income as a dividend a pro rata share of our or the subsidiary’s undistributed FPHC income, which is, generally, our or the subsidiary’s taxable income with certain adjustments and after reduction for certain dividend payments.

Under certain circumstances, a foreign corporation is an FPHC for a taxable year if at any time during the taxable year more than 50% of its stock (by vote or value) is owned (directly, indirectly or by attribution) by or for not more than five individuals who are citizens or residents of the United States (the “ownership requirement”). Although we know the identity of some of our current shareholders, we cannot ascertain the identity of all of our shareholders. In addition, we cannot be certain whether any of our shares that are actually or constructively owned by members of the Tsakos family will be treated as owned, actually or constructively, by a United States citizen or resident for purposes of the ownership requirement. Moreover, there is no assurance that any such family member will not become a United States citizen or resident or that shares actually or constructively owned by any such family member will not otherwise come to be attributed to a United States citizen or resident for purposes of the FPHC rules, and that one or more unrelated United States shareholders will not hold additional shares of our common stock such that the ownership requirement would be satisfied. If the ownership requirement were to be satisfied, we or any of our subsidiaries would be an FPHC if at least 60% (50% in certain cases) of our or the subsidiary’s gross income were “passive” income (the “passive income requirement’). This likely would be the case for us because some or all of the dividends from our subsidiaries and any net gain we might realize from the sale of stock or securities (including stock of our subsidiaries) would be passive income. We believe that none of our shipping subsidiaries currently meets the passive income requirement and we do not expect that they will meet it in the future. There can be no assurance, however, that our subsidiaries will not satisfy the passive income requirement in the future.

Passive Foreign Investment Company Considerations

PFIC Classification. Special and adverse United States tax rules apply to a United States holder that holds an interest in a PFIC. In general, a PFIC is any foreign corporation, if (1) 75 percent or more of the gross income of the corporation for the taxable year is passive income (the “PFIC income test”) or (2) the average percentage of assets held by the corporation during the taxable year that produce passive income or that are held for the production of passive income is at least 50 percent (the “PFIC asset test”). In applying the PFIC income test and the PFIC asset test, a corporation that owns, directly or indirectly, at least 25 percent by value of the stock of a second corporation must take into account its proportionate share of the second corporation’s income and assets.

If a corporation is classified as a PFIC for any year during which a United States person is a shareholder, then the corporation generally will continue to be treated as a PFIC with respect to that shareholder in all succeeding years, regardless of whether the corporation continues to meet the PFIC income test or the PFIC asset test, subject to elections to recognize gain that may be available to the shareholder.

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that, we were treated as a PFIC for our taxable year beginning January 1, 2003 or that we will be treated as a PFIC for our taxable year beginning January 1, 2004 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2003 or for any subsequent taxable year.

Consequences of PFIC Status. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent (other than a decedent that was, for United States federal income tax purposes, a nonresident alien at all times during such decedent’s holding period in the common shares) prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

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

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at 233 Broadway, New York, New York 10279, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about its public reference rooms. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as the Company, that file electronically with the Securities and Exchange Commission without charge at a Web site maintained by the Securities and Exchange Commission at www.sec.gov. In addition, material filed by Tsakos Energy Navigation can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

In August 2001, we created a Risk Committee, which is comprised of our finance director and a standing committee of the board of directors. The primary role of the Risk Committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our technical manager;

•	All recommendations to enter into a derivative contract must be reviewed by a combined team of officers and advice is taken, as applicable, from third-party sources (e.g., our bankers, other banks, bunker brokers, insurers, etc.);

•	Any recommendation must be formalized into a specific proposal which defines the risks to be managed, the action to be implemented, and the benefits and potential risks of the proposed derivative contract, which proposal shall be presented to the risk committee; and

•	All derivative contracts must be approved by the Risk Committee and the board of directors.

Interest rate risk

In July 2001, we entered into:

•	two interest rate swap agreements having two year terms (expired in July 2003) with notional amounts of $15 million and $30 million, respectively; and

•	two interest rate swap agreements having three year terms (expiring July 2004 and August 2004) with notional amounts of $80 million and $20 million respectively.

The first two agreements, amounting to a notional amount of $45 million, related to a secured credit facility which had an outstanding balance at the time of their expiry in July 2003, of $44.9 million. The other two agreements, with notional amounts totalling $100 million, relate to a secured credit facility which had an outstanding balance of $154.0 million at December 31, 2003. Under U.S. generally accepted accounting principles, these swap arrangements did not meet hedging criteria and, therefore, the change in fair value of these swap agreements was reflected in the Company’s statement of income. The fair value may be defined as the amount by which the present value of all future variable rate payments differs from the present value of all the future fixed rate payments. As at December 31, 2002, this difference amounted to negative $7.2 million, of which $3.8 was charged in 2002 and $3.4 million in 2001. However, in 2003, due to the expiry of two of the swaps in July 2003, and partly because of the expectation of increasing rates, there was a net reversal of these charges by $3.5 million, leaving a negative balance of $3.7 million at December 31, 2003, all of which will be reversed by August 2004, by which time the remaining two swaps will have expired. Although there is a possibility that we may incur further charges if interest rates continue to fall, all accumulated non-cash charges will reverse as a credit to the income statement by the time of the expiry of the arrangements. The terms of the remaining two swap arrangements are as follows:

Type of Instrument	Payment Due	Maturity Date	Rate Payable	Rate Receivable	Notional Amount
					(in millions)
1. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	July 30, 2004	4.82%	From July 2003 to January 2004 1.14%	$80
2. Pay fixed, receive floating	Semi-annually each January and July, starting January 2002	August 2, 2004	4.83%	From July 2003 to January 2004 1.14%	$20

During 2002, the board of directors passed a resolution providing that all future interest rate swaps to be entered into by the Company must conform to hedging criteria. All changes in fair value for such swaps would be reflected in the statement of shareholders’ equity and not the income statement.

New swaps

The Company currently has the following interest rate swaps which meet hedging criteria in place:

1. A five-year interest rate collar swap agreement, effective for the period commencing January 21, 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it is accounted for as a hedge of the Company’s variable interest rate payments primarily on $47.2 million of a syndicated loan which had an outstanding balance of $63.6 million on March 31, 2004. The remaining $2.8 million covers minor parts of other debt. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004, 2005, 2006, or 2007, respectively, the Company pays interest at a rate of 4.0%. The fair value of this swap agreement at December 31, 2003 was a negative $1.5 million and was reflected as a liability and as a component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

2. A five-year interest rate swap with a chance range agreement, effective for the period commencing May 9, 2003 and expiring May 9, 2008. The notional amount of the swap is $20 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $20 million of a syndicated loan which had an outstanding balance of $27.9 million on March 31, 2004. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5%, in which event the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2003 was a negative $0.3 million and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

3. A five-year interest rate collar swap, effective for the period commencing July 30, 2003 and expiring July 30, 2008. The notional amount of the swap is $21.5 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $21.5 million of a syndicated loan which had an outstanding balance of $29.5 million on March 31, 2004. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2003 was a negative $0.2 million and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

4. A five-year interest rate collar swap agreement, effective for the period commencing July 21, 2003 and expiring July 21, 2008. The notional amount of the swap is $33.84 million for the first 4 years and $24.0 million for another one year. It is accounted for as a hedge of the Company’s variable interest rate payments on $33.84 million of a loan which had an outstanding balance of $43.2 million on March 31, 2004. A cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006. The fair value of this swap agreement at December 31, 2003 was a positive $0.3 million and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

5. A five-year interest rate collar swap agreement, effective for the period commencing January 21, 2004 and expiring January 21, 2009. The notional amount of the swap is $ 36.0 million. It is accounted for as a hedge of the Company’s variable interest rate payments on $17.5 million of a loan which had an outstanding balance of $51.0 million on March 31, 2004 and on $17.6 million of a loan which had an outstanding balance of $24.8 million on March 31, 2004, plus $0.9 million as part of a further loan. A cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8, 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, 2.75% in the three years commencing July 8, 2005. The fair value of this swap agreement at December 31, 2003 was a positive $0.2 million and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

6. A five-year interest rate swap agreement, effective for the period commencing April 2, 2004. The notional amount of the swap is $ 40.0 million. It is accounted for as a hedge of the Company’s variable interest rate payments on $40.0 million of a loan which had an outstanding balance of $40.0 million on March 31, 2004. A cap at 2% is in place throughout the five year period. If 12 month LIBOR is at or above 3.55% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 4.55% in the second year, 5.0% in the third year, 5.5% in the fourth year or 6.0% in the fifth year, the cap is eliminated.

As of March 31, 2004, we had $484.5 million of long-term variable rate debt outstanding under our secured credit facilities. The earnings and cash flow impact for the next year resulting from a one-percentage point increase in interest rates would be a reduction of $4.85 million. This is based on the current debt outstanding and current amortization schedule, without taking into account the swap arrangements discussed above.

We currently have $301.3 million in interest rate swaps. Assuming that the swaps representing a notional amount of $100 million is immediately replaced, as planned, the annualized impact resulting from a one-percentage point increase or decrease in interest rates would be respectively an increase or decrease of $3.0 million in earnings and cash flow.

Foreign exchange rate fluctuation

The international tanker industry’s functional currency is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in euros. During fiscal 2003, approximately 25% of the total of our vessel and voyage costs, overhead and drydock expenditures were denominated in Euro.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that D. John Stavropoulos, whose biographical details are included in Item 6, qualifies as an audit committee financial expert as defined under current SEC regulations and is independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2003 and 2002.

The chart below sets forth the total amount billed to us by Ernst & Young for services performed in 2003 and 2002 and breaks down these amounts by the category of service (in Euros).

	2002	2003
Audit fees	116,660	214,104
Audit-Related fees	19,600	24,000
Tax fees	—	—
All other fees	—	—
Total fees	136,260	238,104

Audit Fees

The audit fees include the aggregate fees billed in each of 2003 and 2002 for professional services rendered for the audit of our annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters).

Audit-Related Fees

The audit-related fees include the aggregate fees billed in each of 2003 and 2002 for certain accounting consultations which are not reported under audit services.

Tax Fees

Ernst & Young did not provide any tax services for 2003 and 2002.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2003 and 2002.

Pre-approval Policies and Procedures

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The Chairman of the Audit Committee, or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to pages F-1 through F-29 incorporated herein by reference.

Item 19. Exhibits.

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.2	Tsakos Energy Navigation Limited 2004 Incentive Plan

4.3	Credit Agreement, dated as of June 17, 1998 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, Deutsche Schiffsbank AG, The Bank of New York, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Credit Lyonnais, Alpha Bank A.E., The Bank of Nova Scotia, Banque Nationale de Paris, Bremer Bank Niederlassung der Dresdner Bank AG, KB Financial Services, Landesbank Schleswig-Holstein Girozentrale, ASLK-CCER Bank nv sa, MeesPerson N.V., National Bank of Greece S.A., Viking Ship Finance Ltd. and Vereins-und Westbank AG as The Banks and Financial Institutions; Chase Manhattan PLC as Lead Arranger; Credit Lyonnais, Deutsche Schiffsbank AG and The Bank of New York as Co-Arrangers; and Chase Manhattan International Limited as Agent and as Security Trustee*

4.4	Credit Agreement dated as of March 19, 1999 between Tsakos Energy Navigation Limited (formerly MIF Limited) as Borrower, JPMorgan Chase Bank (formerly The Chase Manhattan Bank), Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein as The Banks and Financial Institutions; The Chase Manhattan Bank as Swap Bank; Chase Manhattan PLC, Deutsche Schiffsbank AG and Landesbank Schleswig-Holstein Girozentrale, as Arrangers; Chase Manhattan International Limited, as Agent; and Chase Manhattan International Limited as Security Trustee*

4.5	Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended*

4.6	Form of Agreement, dated November 15, 1996, between Tsakos Energy Management Limited (formerly Absolute Navigation Limited) and Tsakos Shipping and Trading S.A., as amended on February 2, 1998, as further amended on June 5, 1998 and as further amended*

4.7	ISDA Master Agreement (the “JPMorgan Chase ISDA Master Agreement”) dated as of June 18, 1998 between JPMorgan Chase Bank (formerly The Chase Manhattan Bank) and Tsakos Energy Navigation Limited (formerly MIF Limited)*

4.8	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.9	July, 2001 Interest Rate Swap Confirmation pursuant to the JPMorgan Chase ISDA Master Agreement*

4.10	December, 2002 Interest Rate Collar Swap Agreement†

4.11	1992 ISDA Master Agreement, dated as of June 21, 2002 and as amended and supplemented from time to time, between the Company and The Royal Bank of Scotland plc (the “RBS ISDA Master Agreement”)†

4.12	ISDA Master Agreement, dated as of July 27, 2001 and as amended and supplemented from time to time, between the Company and Landesbank Schleswig-Holstein Girozentrale (the “Landesbank ISDA Master Agreement”)†

4.13	Loan Agreement, dated May 2, 2002, between Tsakos Energy Navigation Limited as borrower and Commercial Bank of Greece S.A. as lender for a loan facility of up to U.S. $30.5 million relating to the part-financing of the Aframax Opal Queen†

4.14	Loan Agreement, dated June 21, 2002, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a loan facility of U.S. $32.2 million to part-finance the acquisition of the Suezmax Silia T by the Company’s wholly-owned subsidiary Romeo Shipping Company Limited†

4.15	Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million†

4.16	Supplemental Letter, dated October 7, 2002, amending the Loan Agreement, dated August 14, 2002, between Tsakos Energy Navigation Limited as borrower, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as lenders, Deutsche Schiffsbank AG as swap bank, Deutsche Schiffsbank AG and Hamburgische Landesbank Girozentrale as arrangers and Deutsche Schiffsbank AG as agent and security trustee relating to a secured revolving credit facility of U.S. $129.0 million†

4.17	Loan Agreement, dated January 13, 2003, between Tsakos Energy Navigation Limited as borrower, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as lenders, Landesbank Schleswig-Holstein Girozentrale and Aegean Baltic Bank S.A. as arrangers, Aegean Baltic Bank S.A. as agent and Landesbank Schleswig - Holstein Girozentrale as paying agent and security trustee relating to a U.S. $55.0 million loan facility to part-finance the acquisition of the new Panamaxes Maya and Inca†

4.18	Loan Agreement, dated May 16, 2003, between Tsakos Energy Navigation Limited as borrower and Credit Suisse as lender relating to a $25.6 million loan facility to partially finance the acquisition of the Aframax Parthenon by the Company’s wholly-owned subsidiary Oceana Shipping Company Ltd.†

4.19	Loan Agreement, dated May 20, 2003, between Tsakos Energy Navigation Limited as borrower and Danish Ship Finance as lender relating to a $26.0 million loan facility to part-finance the acquisition of the Panamax Aztec by the Company’s wholly-owned subsidiary Sea Mayfair S.A.†

4.20	Loan Agreement, dated July 30, 2003, between Tsakos Energy Navigation Limited as borrower and The Royal Bank of Scotland plc as lender relating to a $26.0 million loan facility to partially finance the acquisition of the Panamax Andes by the Company’s wholly-owned subsidiary Ergo Glory S.A.

4.21	Loan Agreement, dated January 23, 2004, between Tsakos Energy Navigation Limited as borrower and Citibank International PLC as lender and agent relating to a $40.0 million loan facility to partially finance the acquisition of the VLCC LaMadrina

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Finance Director and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Independent Auditors’ Consent

15.2	Statement Regarding Auditors’ Consent

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 30, 2003 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ NIKOLAS P. TSAKOS
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	June 29, 2004

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED, and subsidiaries (“the Company”), as of December 31, 2003 and 2002 and the related consolidated statements of income, stockholders’ equity and cash flows for the two years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations as a foreign associated firm of the Securities and Exchange Commission Practice Section of the American Institute of Certified Public Accountants. Those auditors expressed an unqualified opinion on those financial statements in their report dated February 25, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and its subsidiaries at December 31, 2003 and 2002 and the consolidated results of their operations and their cash flows for the two years then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG

Athens, Greece

February 27, 2004

The audit report of Arthur Andersen, our former independent public accountants, which is set forth below, is included in this Report for purposes of including the opinion of Arthur Andersen on our financial statements for the years ended December 31, 2001. Our financial statements for the fiscal years ended December 31, 2002 and 2003, have been audited by and are reported on by Ernst & Young on page F-2 of this Report.

The audit report set forth below is a copy of the original audit report dated February 25, 2002 rendered by Arthur Andersen which has not been reissued by Arthur Andersen since that date. We are including this copy of the February 25, 2002, Arthur Andersen audit report pursuant to Rule 2-02 (e) of Regulation S-X under the Securities Exchange Act of 1934. Your ability to assert claims against Arthur Andersen based on its report may be limited.

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

We conducted our audit in accordance with the United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and its Subsidiaries as of December 31, 1999, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with United States generally accepted accounting principles.

ARTHUR ANDERSEN

Athens, Greece

February 25, 2002

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2002 and 2003

(Expressed in thousands of U.S. Dollars – except per share data)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$39,674	$86,813

Cash, restricted	7,000	—
Receivables –
Trade accounts receivable, net	12,244	13,401
Insurance claims	3,277	2,749
Due from related companies (Note 3)	3,824	3,836
Advances and other	5,175	5,586

	24,520	25,572

Inventories (Note 4)	3,275	3,381
Prepaid insurance and other	1,283	1,205

Total current assets	75,752	116,971

INVESTMENT (Note 2(l))	10,577	—
FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 5)	41,963	33,420

Vessels (Notes 6 and 8)	670,452	800,870
Accumulated depreciation (Note 6)	(117,309)	(146,208)

Vessels’ Net Book Value	553,143	654,662

Total fixed assets	595,106	688,082

DEFERRED CHARGES, net (Note 7)	13,110	20,454

Total assets	$694,545	$825,507

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$30,211	$41,602

Accounts payable –
Trade	14,804	15,609
Due to related companies (Note 3)	2,384	3,326
Other	—	1,825

	17,188	20,760

Accrued liabilities	6,731	6,112
Accrued bank interest	1,385	2,276
Financial Instruments – Fair value (Notes 11and 16)	7,838	5,097
Unearned revenue	2,003	3,611
Deferred Income, current portion (Note 10)	838	4,005

Total current liabilities	66,194	83,463

LONG-TERM DEBT, net of current portion (Note 8)	355,741	411,018

DEFERRED INCOME, net of current portion (Note 10)	5,166	16,457

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at December 31, 2002 and 2003; 17,022,723 and 17,151,623 issued and outstanding at December 31, 2002 and 2003, respectively	17,023	17,152
Additional paid-in capital (Notes 9 and 12)	202,862	203,631
Other comprehensive income/(loss)	(629)	(1,431)
Retained earnings	48,188	95,217

Total stockholders’ equity	267,444	314,569

Total liabilities and stockholders’ equity	$694,545	$825,507

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars – except per share data)

	2001	2002	2003
REVENUES:
Revenue from vessels (Note 1)	$125,029	$130,004	$241,365
Commissions (Note 3(b))	(6,379)	(6,364)	(11,296)

Revenue from vessels, net	118,650	123,640	230,069

EXPENSES:
Voyage expenses	21,436	32,838	61,297
Vessel operating expenses (Notes 3(b), 3(c) and 14)	28,695	32,347	49,949
Depreciation (Note 6)	21,250	24,429	32,877
Impairment loss (Notes 6 and 7)	—	10,781	—
Amortization of deferred charges (Note 7)	5,119	4,315	7,835
Provision for doubtful receivables	—	—	700
Management fees (Note 3(a))	3,132	3,239	4,470
Compensation costs (Note 9)	258	—	—
General and administrative expenses (Note 3(e))	792	1,261	2,415

Operating income	37,968	14,430	70,525

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Notes 8 and 11)	(14,542)	(11,385)	(12,372)
Interest Income	1,214	736	387
Foreign currency losses	(24)	(84)	(389)
Share of profits of joint venture (Note 2(l))	—	197	602
Amortization of deferred gain on sale of vessels (Note 10)	—	—	541
Other, net	—	—	(242)

Total other income (expenses), net	(13,352)	(10,536)	(11,473)

Net income	$24,616	$3,894	$59,052

Earnings per share, basic (Note 13)	$2.56	$0.25	$3.45

Earnings per share, diluted (Notes 9 and 13)	$2.54	$0.25	$3.44

Weighted average number of shares, basic	9,634,323	15,717,065	17,134,347

Weighted average number of shares, diluted	9,705,381	15,854,904	17,187,859

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars – except per share data)

	Comprehensive Income(Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2001		$9,659	$108,693	$28,220	$—	$146,572
Net income	24,616			24,616		24,616
– Issuance of Stock Options			258			258
– Repurchase and cancellation of common stock (30,000 shares)		(30)	(348)			(378)
Comprehensive income	$24,616

BALANCE, December 31, 2001		$9,629	$108,603	$52,836	$—	$171,068

Net income	3,894			3,894		3,894
– Issuance of common stock		7,350	102,900			110,250
– Expenses related to the issuance of common stock			(9,868)			(9,868)
– Issuance of common stock on acquisition of shares in LauriTen Ltd. (Note 2(l))		217	3,033			3,250
– Repurchase and cancellation of common stock (172,800 shares)		(173)	(1,806)			(1,979)
– Cash dividends declared and paid ($0.50 per share)				(8,542)		(8,542)
– Fair value of financial instruments	(629)				(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188	$(629)	$267,444

Net income	59,052			59,052		59,052
– Exercise of stock options (Note 9)		269	2,421			2,690
– Repurchase and cancellation of common stock (140,100 shares)		(140)	(1,652)			(1,792)
– Cash dividends declared and paid ($0.70 per share)				(12,023)		(12,023)
– Fair value of financial instruments	(802)				(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217	$(1,431)	$314,569

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

(Expressed in thousands of U.S. Dollars)

	2001	2002	2003
Cash Flows from Operating Activities:
Net income	$24,616	$3,894	$59,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,250	24,429	32,877
Impairment loss	—	10,781	—
Amortization of deferred costs	5,119	4,315	7,835
Amortization of loan fees	286	286	686
Amortization of deferred income	(838)	(838)	(1,379)
Change in fair value of interest rate swaps	3,387	3,822	(3,543)
Share of profits in joint venture	—	(197)	(602)
Stock options granted	258	—	—
Payments for dry-docking	(2,763)	(8,265)	(15,114)
(Increase) Decrease in:
Receivables	(3,173)	(12,589)	(1,052)
Inventories	(97)	(1,847)	(106)
Prepayments and other	(587)	153	78
Increase (Decrease) in:
Accounts payable	(2,636)	7,185	3,572
Accrued liabilities	(976)	1,412	272
Unearned revenue	(392)	204	1,608

Net Cash from Operating Activities	43,454	32,745	84,184

Cash Flows from Investing Activities:
Advance for vessels under construction	(18,653)	(39,771)	(32,096)
Vessel acquisitions and/or improvements	(169)	(210,898)	(186,775)
Payments for investments in joint venture	—	(7,130)	(36)
Return of investment in joint venture	—	—	11,216
Proceeds from sale of vessels	—	—	108,854
Restricted cash for performance guarantee	(287)	815	7,000

Net Cash used in Investing Activities	(19,109)	(256,984)	(91,837)

Cash Flows from Financing Activities:
Proceeds from long-term debt	—	185,371	159,910
Financing costs	—	(716)	(751)
Payments of long-term debt	(20,463)	(43,877)	(93,242)
Proceeds from public offering, net of related issuance costs	—	100,382	—
Proceeds from exercise of stock options	—	—	2,690
Cash dividend	—	(8,542)	(12,023)
Repurchase and cancellation of common stock	(378)	(1,979)	(1,792)

Net Cash from (used in) Financing Activities	(20,841)	230,639	54,792

Net increase in cash and cash equivalents	3,504	6,400	47,139
Cash and cash equivalents at beginning of year	29,770	33,274	39,674

Cash and cash equivalents at end of year	$33,274	$39,674	$86,813

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of TSAKOS ENERGY NAVIGATION LIMITED (the “Holding Company”) and its wholly owned subsidiaries (collectively, the “Company”). The Company owns and operates a fleet of crude and product oil carriers providing worldwide marine transportation services under long, medium or short-term charters. The Holding Company was formed in July 1993, under the laws of Bermuda and under the name of Maritime Investment Fund Limited. In December 1993, following a public offering of common shares conducted outside the United States, the Company raised $ 35,000, which was used for the acquisition of the Company’s initial fleet.

In 1996, the Holding Company was renamed MIF LIMITED and in December 1996, a second offering of common shares was completed, through which an additional amount of $ 71,000 was raised for the expansion of the Company’s fleet. The Holding Company was renamed Tsakos Energy Navigation Limited in 2001 and in March 2002, the Company raised a further $ 110,000 following an initial public offering on the New York Stock Exchange under the United States Securities Act of 1933, as amended. The Holding Company’s shares are listed on the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange.

The Holding Company is the sole owner of all outstanding shares of the companies listed below:

(a)	Ship-owning companies with vessels in operation:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt	Year Built
VLCC
Oak Shipping Co Ltd.	Liberia	October 10, 1997	Millennium	301,171	1998

Suezmax
Romeo Shipping Company Limited	Liberia	November 4, 1999	Silia T	164,286	2002
Figaro Shipping Company Limited	Liberia	November 4, 1999	Triathlon	164,445	2002

Aframax
Soumelia Marine Co Ltd.	Cyprus	February 12, 1996	Panos G.	86,983	1981
Dimena Shipping Co Ltd.	Cyprus	August 3, 1993	Tamyra	86,843	1983
Grevia Marine Co Ltd.	Cyprus	October 10, 1996	Vergina II	96,709	1991
Noble Shipping Enterprises Inc.	Liberia	April 15, 1997	Toula Z.	107,222	1997
Seaport Shipping Corp.	Liberia	August 22, 1997	Athens 2004	107,181	1998
Kingsbridge Shipping Co Ltd.	Liberia	October 10, 1997	Maria Tsakos	107,181	1998
Azimuth Shipping Company Ltd.	Liberia	August 23, 2000	Opal Queen	107,181	2001
Bosphorus Shipping Co Ltd.	Liberia	August 23, 2000	Marathon	107,181	2003
Oceana Shipping Company Ltd.	Liberia	March 1, 2002	Parthenon	107,018	2003

Panamax
Malgara Marine Co Ltd.	Cyprus	October 10, 1996	Liberty	61,375	1981
Horizana Shipping Co Ltd.	Malta	March 11, 1994	Bregen	68,157	1989
Fortitude Shipping Co Ltd.	Malta	January 21, 1994	Hesnes	68,157	1990
Klera Navigation Co Ltd.	Cyprus	October 10, 1996	Victory III	68,160	1990
Magnum Faith S.A.	Panama	January 7, 1998	Inca	68,439	2003
Status Fame S.A.	Panama	May 24, 2001	Maya	68,439	2003
Sea Mayfair S.A.	Panama	June 13, 2001	Aztec	68,439	2003
Ergo Glory S.A.	Panama	July 16, 2001	Andes	68,439	2003

Handymax product carrier
Divino Maritime Co Ltd.	Cyprus	December 3, 1997	Dion	40,302	1984
Estoril Maritime Co Ltd.	Cyprus	December 3, 1997	Pella	40,231	1985
Jersey Shipping Co Ltd.	Liberia	April 23, 1999	Libra	41,161	1988
Annapolis Shipping Co Ltd.	Liberia	April 23, 1999	Crux	41,161	1987

				2,245,861

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

1. Basis of Presentation and General Information (continued)

(b)	Companies with chartered-in vessels:

Essex Shipping Co. Ltd. was formed under the laws of Liberia on April 23, 1999 and became the charterer of the 1999 built Olympia, a double-hull Aframax (dwt 107,181) after her sale by West Point Shipping Co. Ltd. (a subsidiary of the Holding Company), as further described in Note 10.

Juliet Shipping Company Limited and Rigoletto Shipping Company Limited were formed under the laws of Liberia on November 4, 1999 and were the former owners of the double-hull 2002 built Suezmax vessels Decathlon (dwt 164,274) and Pentathlon (dwt 164,235) respectively. The vessels were sold during 2003 and chartered-back by the former owners for a minimum period of five years as further described in Note 10. The vessels have been re-named by the new owners Cape Baker and Cape Balboa respectively.

(c)	Ship-owning companies with vessels under construction:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt
			Handysize
Mediterranean Fame S.A.	Panama	July 5, 2002	Delos (Hull 228)	37,000
World Excellence S.A.	Panama	January 4, 2003	Dodoni (Hull 337)	37,000
Oceanic Glory S.A.	Panama	January 3, 2003	Dionisos (Hull 339)	37,000
			Suezmax
Apollo Glory S.A.	Panama	February 26, 2003	Promitheas (Hull 1617)	164,000
Apollo Excellence S.A.	Panama	February 26, 2003	Proteas (Hull 1618)	164,000
Activity Excellence S.A.	Panama	May 22, 2003	Orfeas (Hull 1619)	164,000
Worldwide Overseas S.A.	Panama	July 2, 2003	Aegeas (Hull 1620)	164,000

				767,000

The expected delivery dates of the above new buildings are within 2004, 2005 and 2006.

(d)	Ship-owning companies with discontinued operations:

Company	Country of Incorporation	Date of Incorporation
Koroni Shipping Co Ltd.	Liberia	August 25, 1993
Kavalla Shipping Co Ltd.	Liberia	August 25, 1993
Capias Pte Ltd.	Singapore	December 6, 1994
Meandros Shipping Co Ltd.	Cyprus	July 8, 1993
West Point Shipping Co. Ltd.	Liberia	January 4, 1996
Bordeaux Shipping Company Ltd.	Liberia	March 1, 2002

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

1. Basis of Presentation and General Information (continued)

(e)	Maritime Investment Finance Ltd. (“Maritime Investment”): Maritime Investment was formed under the laws of Liberia on August 25, 1993. The company was formed to secure funds to be used to acquire vessels.

At December 31, 2003, of the vessels in operation (including the three chartered-in vessels), thirteen were flying the Greek flag, seven the Cypriot flag, two the Maltese flag, two the Panamanian flag, two the Marshall Islands flag and one the Venezuelan flag.

Gross revenues for the years ended December 31, 2001, 2002 and 2003, included revenues derived from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

Charterer	2001	2002	2003
A	15%	10%	Under 10%
B	28%	24%	17%

2. Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) and include the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation. The consolidation was based on common ownership and identical activities. Certain minor reclassifications have been made to the 2002 prior year consolidated financial statements to conform to the presentation in the 2003 consolidated financial statements. Amounts due to related companies, previously reported under “Accounts payable – Trade or Accounts payable – Other”, are now separately reflected in the accompanying balance sheet.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets, which utilize the U.S. Dollar as the functional currency. The accounting books of the Holding Company and its wholly owned subsidiaries are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

2. Significant Accounting Policies (continued)

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents.

(e)	Receivables – Trade Accounts Receivable: The amount shown as Receivables – Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts ($ 183 and $ 700 as of December 31, 2002 and 2003, respectively).

(f)	Accounts Payable – Trade: The amount shown as Accounts Payable – Trade at each balance sheet date includes payables to suppliers of dry-docking services, port services, bunkers, insurance and other goods and services payable directly by the Company.

(g)	Insurance Claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the estimated claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. The classification of insurance claims into current and non-current assets is based on management expectations as to their collection dates.

(h)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method, except for stores, the cost of which is determined based on last invoice cost.

(i)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise are charged to expenses as incurred.

(j)	Impairment of Long-lived Assets: The Company adopted SFAS 144 “Accounting for the Impairment or Disposal of Long-lived Assets” in 2002, which addresses financial accounting and reporting for the impairment or disposal of long lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2003 indicated that no impairment loss is required.

(k)	Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value (U.S. Dollars 180 per Lwt). Management estimates the useful life of each of the Company’s vessels to

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

2. Significant Accounting Policies (continued)

be 25 years, consistent with industry practice and taking into account new international maritime regulations concerning the early phase out of non-double hull vessels.

(l)	Investment in Joint Venture: In 2002, the Company acquired a 50% participating interest in a joint venture company (LauriTen Ltd.), which owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. The investment shown in the accompanying consolidated balance sheet as of December 31, 2002 comprised a cash payment of $ 6,820, issuance of common stock of $ 3,250 (216,666 shares at $ 15.00 each – amount in U.S. Dollars), plus acquisition costs and the Company’s share of 2002 profits of the joint venture. A decision was taken in August 2003 not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003. The partner who acquired the Company’s share of the joint venture returned the Company’s initial cash investment in the joint venture together with the Company’s proportionate share of the joint venture’s cumulative net income. Furthermore, the partner retained 100% of the Company’s shares originally contributed to the joint venture in exchange for cash consideration of $ 3,250 plus interest and a commitment from the Company to reimburse the former partner any realized loss in the event of a sale of those shares before December 31, 2004 at a price below $ 15.00 (amount in U.S. Dollars). The share price at December 31, 2003 was $ 18.45 (amount in U.S. Dollars) and the former partner sold 50% of the shares in March 2004 at a price in excess of the year- end price. Should the Company’s share price fall below $ 15.00 (amount in U.S. Dollars) prior to December 31, 2004, the Company will recognize a charge and corresponding liability on the remaining shares held by the former partner based on the difference between the actual share price and the $ 15.00 (amount in U.S. Dollars) guaranteed price. However, it is not reasonably possible to estimate the likelihood of this occurrence. The Company has not provided a share price guarantee to the former partner beyond December 31, 2004.

(m)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next special survey becomes due.

(n)	Loan Fees: Fees incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

(o)	Accounting for P&I Back Calls: The vessels’ Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the accompanying consolidated balance sheets.

(p)	Pension and Retirement Benefit Obligations - Crew: The crews on board the Company’s vessels serve under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

(q)	Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

2. Significant Accounting Policies (continued)

and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.

(r)	Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 6,056, $ 3,862, and $ 6,046 in the years ended December 31, 2001, 2002 and 2003, respectively.

(s)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(t)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e., spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(u)	Interest Rate Swap Agreements: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. Amounts receivable or payable arising on the termination of interest rate swap agreements qualifying as hedging instruments are deferred and amortized over the shorter of the life of the hedged debt or the hedging instrument. During 2000 and 2001, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. As such, the fair value of these agreements and changes therein are recognized in the consolidated balance sheets and statements of income respectively. During 2002 and 2003, the Company entered into interest rate swap agreements that did qualify for hedge accounting. Accordingly, the fair value of these swap agreements and changes therein are recognized in the consolidated balance sheets and other comprehensive income/(loss).

The off-balance sheet risk in outstanding swap agreements involves both the risk of a counterparty not performing under the terms of the contract and the risk associated with changes in fair value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

2. Significant Accounting Policies (continued)

Interest rate swap transactions opened and closed during 2001 were not for hedging purposes and, therefore, related gains on termination have been included in the consolidated income statements under Interest and finance costs, net. No interest swap transactions were entered into and terminated within 2002 or 2003. (See also Notes 10, 11 and 16 for other disclosures related to derivative instruments).

(v)	Accounting for Leases: Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense over the lease term.

(w)	Accounting for Stock-Based Compensation: In 1998, the Company’s Board of Directors approved a Stock Option Plan providing for granting of stock options to directors and officers of the Company as well as to employees of the affiliated companies discussed in Note 3. The plan contains performance requirements and the options granted are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18 using the fair value method wherein costs equivalent to the value of such options are recognized over the performance (vesting) period. The Company uses the fair value method to account for stock based compensation (See note 9).

(x)	Other Recent Accounting Pronouncements: In 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, makes additional disclosures. The effective dates and impact of FIN 46 and its revision FIN 46-R, are as follows:

1.	Special purpose entities (“SPE’s”) created prior to February 1, 2003 – application of FIN 46 or early adoption of FIN 46-R at the end of the first interim or annual reporting period after December 15, 2003.

2.	Non-SPE’s created prior to February 1, 2003 – adoption of FIN 46-R at the end of the first interim or annual reporting period after December 15, 2003.

3.	All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. Adoption of FIN 46-R is required at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoptions of the provisions applicable to SPE’s and all other variable interests obtained after January 31, 2003 did not have an impact on the Company’s financial statements. The company is currently evaluating the impact of adopting FIN 46-R applicable to non-SPE’s created prior to February 1, 2003, but does not expect any impact on the Company’s results of operations or financial position.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

2. Significant Accounting Policies (continued)

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. Statement 149 amends and clarifies accounting for derivative instruments, including certain instruments embedded in other contracts, and for hedging activities under Statement 133. In particular, the Statement provides clarification regarding the meaning of an “underlying” and the characteristics of a derivative that contains financing components. It also clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133 and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The Company has adopted the provisions of SFAS 149 effective October 1, 2003, which did not have an effect on the Company’s financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with the Characteristics of both Liabilities and Equity”. Statement 150 affects how an issuer should account for certain types of freestanding financial instruments which have the characteristics of both equity and liabilities and what disclosures are required for the classification, measurement and settlement of such financial instruments. The Statement is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has adopted the provisions of SFAS 150 effective October 1, 2003, which did not have an effect on the Company’s financial statements.

3. Transactions with Related Parties

(a)	Tsakos Energy Management S.A. Formerly known as Absolute Navigation Limited (“Absolute”): The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $ 15 per vessel ($ 15 in 2002 and $ 16.5 in 2001). The Company and Tsakos Energy Management have certain common officers and directors. The president, chief executive officer and a director of the Company is also the sole stockholder of Tsakos Energy Management. Tsakos Energy Management may terminate its management agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors, without having been recommended by the existing board, Tsakos Energy Management would have the right to terminate the management agreement on ten days’ notice. If Tsakos Energy Management terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until December 2006, a payment of approximately $ 12,500 as of December 31, 2003, ($ 12,500 as of December 31, 2002).

Under the terms of the Management Agreement, management fees for operating vessels for the years ended December 31, 2001, 2002 and 2003 amounted to $3,132, $ 3,239 and $ 4,470, respectively and are separately reflected in the accompanying consolidated statements of income. Also under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of its vessels for a monthly fee of $ 15 ($ 15 in 2002 and $ 16.5 in 2001). These fees amounted to $ 1,146, $ 1,337 and $ 1,129 during the years ended December 31, 2001, 2002 and 2003, respectively. These fees are either accounted for as part of construction costs for delivered vessels or are included in Advances for Vessels under Construction (Note 5). The amount due to Tsakos Energy Management by the Company as of December 31, 2003 amounted to $ 242 ($ (4) in 2002) and is included in “Accounts payable – Due to related companies (Receivables – Due from related companies in 2002)” in the accompanying consolidated balance sheets.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

3. Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management has appointed Tsakos to provide technical management to the Company’s vessels. Certain members and directors of Tsakos and of Tsakos Energy Management are family-related individuals. Certain directors of Tsakos are also shareholders of the Company. According to the technical management contract between Tsakos and Tsakos Energy Management, the Company has an obligation to pay all estimated monthly operating requirements of its fleet in advance. These advances amounted to $ 3,820 and $ 3,836 at December 31, 2002 and 2003 and are reported as amounts due from related company in the accompanying consolidated balance sheets.

Tsakos Energy Management, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels. Such expenses also include reimbursement of travel and subsistence costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels. Amounts for operating expenses are paid in advance and amounted to $ 24,300, $ 29,850 and $ 45,920 in the aggregate during the years ended December 31, 2001, 2002 and 2003, respectively. These expenses are included in vessel operating expenses in the accompanying consolidated statements of income.

Furthermore, Tsakos provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters for the Company. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions for the years ended December 31, 2001, 2002 and 2003 totalled, $ 1,563, $ 1,608 and $ 3,627, respectively, and are included in Commissions in the accompanying consolidated statements of income. Commissions due to Tsakos by the Company amounted to $ 137 and $ 472 at December 31, 2002 and 2003 and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

On January 21, 2002, the Company finalized separate option agreements, exercised on January 31, 2002, to acquire five newbuildings and one vessel delivered by the shipyard in 2001, through the acquisition of shares of ship-owning companies that have management agreements with Tsakos and are considered affiliated with the Tsakos Group. The total acquisition price for the six vessels was $ 234,750, representing the market value of the vessels at the time of the agreement. Of this total, an amount of $ 39,543 was payable directly to Tsakos, representing the reimbursement of the aggregate construction progress payments already paid by Tsakos, plus the difference between the original contract prices and the agreed market values.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos. In the years ended December 31, 2001, 2002 and 2003, the Company was charged by Argosy with insurance premiums of $ 1,691, $ 1,995 and $ 2,519, respectively, which are included in Vessels’ operating expenses in the accompanying consolidated statements of income. Insurance premiums payable to Argosy at December 31, 2002 and 2003 amounted to $ 1,656 and $ 2,482, respectively and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

(d)	AirMania Travel S.A. (“AirMania”): Since June 2000, the Company uses an affiliated company, AirMania, for travel services. Travelling expenses for the years 2001, 2002 and 2003 amounted to $ 341, $ 723 and $ 975, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income. Amounts payable to Air Mania at December 31, 2002 and 2003 were $ 591 and $ 130, respectively and are included in “Accounts payable – Due to related companies” in the accompanying consolidated balance sheets.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

3. Transactions with Related Parties (continued)

(e)	Board of Directors’ and Officers’ Fees: During the years ended December 31, 2001, 2002 and 2003, the Company paid Board of Directors’ and Officers’ fees of $ 180, $ 180 and $ 240 respectively. Such fees are included in General and administrative expenses in the accompanying consolidated statements of income.

(f)	Tsakos Holdings Foundation and Tsakos Group: Companies controlled by the Tsakos Holdings Foundation beneficially own approximately 26.2% (unaudited) of the common shares as of February 24, 2004 and, therefore, have the power to influence the election of the members of the Board of Directors and the vote on substantially all other matters, including significant corporate actions.

4. Inventories

	2002	2003
Bunkers	2,398	2,054
Lubricants	535	655
Other	342	672

	3,275	3,381

5. Advances for Vessels under Construction and Acquisitions

The amount shown in the accompanying consolidated balance sheets for the years ended December 31, 2002 and 2003, includes payments to sellers of vessels or, in the case of contracted vessels, the shipyards, supervision services and capitalized interest cost, in accordance with the accounting policy discussed in Note 2(i), as analyzed below:

	2002	2003
Advance payments on signing of contracts	25,271	28,267
Additional pre-delivery payments	13,735	3,873
Construction supervision fees	1,436	754
Capitalized interest	1,521	385
Other	—	141

	41,963	33,420

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

Six new vessels, all constructed at Imabari yards in Japan, were delivered to those subsidiaries of the Holding Company disclosed in note 1 (a) during 2003:

Vessel Name	Total Cost	Date of Delivery
Aframax
Marathon	40,874	January 22, 2003
Parthenon	38,190	July 23, 2003
Panamax
Maya	36,713	January 24, 2003
Inca	36,654	March 20, 2003
Aztec	36,962	May 29, 2003
Andes	36,825	September 12, 2003

Total Cost	226,218

Total predelivery costs included in the above amounts were $ 2,192, $ 38,446 and $ 8,110, incurred in 2001, 2002 and 2003 respectively.

As at December 31, 2003 subsidiaries of the Holding Company, as disclosed in Note 1 (c), had under construction three handysize product carriers at the Hyundai MIPO shipyard of South Korea and four suezmaxes at the Samho (Hyundai) shipyard of South Korea.

The total contracted amount for the seven vessels under construction is $ 269,905. Remaining scheduled payments are $ 65,727 in 2004, $ 109,838 in 2005 and $ 67,352 in 2006. It is expected that long term bank loans will be obtained for the financing of the major part of these payments.

6. Vessels

	Vessel Cost	Accumulated Depreciation	Net Book Value
December 31, 2000	453,435	(86,891)	366,544
Additions	169	—	169
Depreciation for the year	—	(21,250)	(21,250)

December 31, 2001	453,604	(108,141)	345,463
Additions	210,898	—	210,898
Transfer from vessels under construction	30,816	—	30,816
Depreciation for the year	—	(24,429)	(24,429)
Elimination of accumulated depreciation due to impairment	(15,261)	15,261	—
Impairment adjustment	(9,605)	—	(9,605)

December 31, 2002	670,452	(117,309)	553,143
Additions	186,775		186,775

Transfer from vessels under construction	40,639	—	40,639
Disposals	(96,996)	3,978	(93,018)
Depreciation for the year	—	(32,877)	(32,877)

December 31, 2003	800,870	(146,208)	654,662

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

6. Vessels (continued)

In December 2003, the Company entered into a contract to acquire the vessel M/T Maersk Estelle, a 299,700 dwt double-hull VLCC built in January 1994, for an amount of $ 51,500. An amount of $ 5,150 was paid as an advance and is included in advances shown above (Note 5). The balance of $ 46,350 was paid on delivery on January 28, 2004. The vessel was renamed La Madrina on delivery.

In 2002, the Company determined that the carrying values of the older single-hull vessels, Panos G and Liberty were impaired. Consequently, the total carrying values of these vessels (net book value $ 15,995) were written down to $ 6,390, which together with the balance of deferred charges relating to dry-docking and special surveys cost of $ 3,361, was the fair market value of the vessels as determined by independent marine valuers. An additional amount of impairment loss of $ 1,176 was charged to deferred dry-docking and survey cost so that the vessels’ cost would not be less than scrap value (Note 7).

Cost of vessels at December 31, 2002 and 2003 includes $ 19,963 and $ 23,512 respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2(i) above.

Additions to cost include capitalized interest of $ 3,785 and $ 1,975 for the years ended December 31, 2002 and 2003 respectively.

All the vessels operate under short-term or long-term time-charters, voyage charters, contracts of affreightment or within a pool arrangement, with the exception of the Millennium which, since her acquisition in 1998, has operated under a bareboat charter for a fifteen-year period ending September 2013. The charterparty provides that the charterer shall, at its own expense, operate (i.e. manning, victual, repair and insure) the vessel. At any time during the bareboat period, the Company may sell the vessel, upon charterer’s consent, at specified amounts and will pay the charterer the 50% of any excess of these amounts.

7. Deferred Charges

	Dry-docking and Special Survey	Loan Fees	Total
December 31, 2000	11,246	1,302	12,548
Additions	2,763	—	2,763
Amortization	(5,119)	(286)	(5,405)

December 31, 2001	8,890	1,016	9,906
Additions	8,265	716	8,981
Amortization	(4,315)	(286)	(4,601)
Impairment adjustment (Note 6)	(1,176)	—	(1,176)

December 31, 2002	11,664	1,446	13,110
Additions	15,114	751	15,865
Amortization	(7,835)	(686)	(8,521)

December 31, 2003	18,943	1,511	20,454

Amortization for dry-docking and survey costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, net in the accompanying consolidated statements of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

8. Long-term Debt

Borrower	2002	2003
(a) Tsakos Energy Navigation Limited	174,394	154,016
(b) Tsakos Energy Navigation Limited	48,093	44,881
(c) Tsakos Energy Navigation Limited	29,625	27,875
(d) Tsakos Energy Navigation Limited	32,200	30,410
(e) Tsakos Energy Navigation Limited	101,640	65,700
(f) Tsakos Energy Navigation Limited	—	53,000
(g) Tsakos Energy Navigation Limited	—	25,188
(h) Tsakos Energy Navigation Limited	—	25,550
(i) Tsakos Energy Navigation Limited	—	26,000

Total	385,952	452,620
Less-current portion	(30,211)	(41,602)

Long-term portion	355,741	411,018

(a)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in June 1998 to refinance previously outstanding loans, to partially finance the construction cost of the Maria Tsakos, and for working capital purposes. The balance at December 31, 2003 is repayable in six variable semi-annual installments through December 2006 and a balloon payment of $ 83,331 payable together with the last installment. The interest rates, based on LIBOR plus a spread, at December 31, 2001, 2002 and 2003 were 3.46%, 2.39% and 2.31%, respectively.

(b)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in March 1999 to refinance a previously outstanding loan and to partially finance the construction cost of the Olympia. The balance at December 31, 2003 is repayable in six variable semi-annual installments through July 2006 and a balloon payment of $ 33,840 payable in December 2006. The interest rates, based on LIBOR plus a spread, at December 31, 2001, 2002 and 2003 were 4.73%, 2.92% and 2.47%, respectively.

(c)	Loan: Balance of U.S. Dollar bank loan obtained in May 2002 to partially finance the acquisition cost of the Opal Queen. The balance at December 31, 2003 is repayable in twenty-one equal semi-annual installments through May 2014 and a balloon payment of $ 9,500 payable together with the last installment. The interest rates, based on LIBOR plus a spread, at December 31, 2002 and 2003 were 3.83% and 2.44% respectively. The agreement provides an option to the borrower to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

(d)	Loan: Balance of U.S. Dollar bank loan obtained in June 2002 to partially finance the acquisition cost of the Silia T. The balance at December 31, 2003 is repayable in eighteen equal semi-annual installments through June 2012 and a balloon payment of $ 14,300 payable together with the last installment. The interest rates, based on LIBOR plus a spread, at December 31, 2002 and 2003 were 3.16% and 2.32% respectively.

(e)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in four tranches between August 2002 and January 2003 to partially finance the acquisition costs of the Decathlon, Pentathlon, Triathlon and Marathon. On October 15, 2003, following the sale of the Decathlon, an amount of $ 22,590 was prepaid to the lending bank and on November 17, 2003, following the sale of the Pentathlon, an amount of $ 36,800 was prepaid to the bank. The balance remaining at December 31, 2003 is repayable in nineteen equal semi-annual installments through January 2013 and a balloon payment of $ 26,681 payable together with the last installment. The interest rates, based on LIBOR plus a spread, at December 31, 2002 and 2003 were 2.82% and 2.56% respectively.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

8. Long Term Debt (continued)

(f)	Loan: Balance of U.S. Dollar bank loan obtained partly ($ 27,500) in January 2003 to partially finance the acquisition cost of the Maya and partly ($ 27,500) in March 2003 to partially finance the acquisition cost of the Inca. The balance at December 31, 2003 is repayable in nineteen equal semi-annual installments through July 2013 and a balloon payment of $ 15,000 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2003 was on aggregate 2.72%.

(g)	Loan: Balance of U.S. Dollar bank loan (original amount $ 26,000) obtained in May 2003 to partially finance the acquisition cost of the Aztec. The balance at December 31, 2003 is repayable in nineteen equal semi-annual installments through May 2013 and a balloon payment of $ 9,750 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2003 was 2.10%.

(h)	Loan: Balance of U.S. Dollar bank loan (original amount $ 25,550) obtained in July 2003 to partially finance the acquisition cost of the Parthenon. The balance at December 31, 2003 is repayable in twenty equal semi-annual installments through July 2013 and a balloon payment of $ 10,050 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2003 was 2.34%.

(i)	Loan: Balance of U.S. Dollar bank loan (original amount $ 26,000) obtained in September 2003 to partially finance the acquisition cost of the Andes. The balance at December 31, 2003 is repayable in twenty equal semi-annual installments through September 2013 and a balloon payment of $ 11,500 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2003 was 2.45%.

The range of the average interest rates of the above executed loans was as follows:

Year ended December 31, 2001	5.47% - 5.66%
Year ended December 31, 2002	2.82% - 3.83%
Year ended, December 31, 2003	2.12% - 2.95%

Bank loan interest expense for the years ended December 31, 2001, 2002, and 2003 amounted to $ 12,659, $ 7,955 and $ 15,778, respectively, and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

The	loans are secured as follows:

•	First priority mortgages over the Tamyra, Dion, Pella, Libra, Crux, Bregen, Hesnes, Panos G., Liberty, Vergina II, Victory III, Toula Z., Athens 2004, Maria Tsakos, Millennium, Opal Queen, Silia T, Triathlon, Maya, Marathon, Inca, Aztec, Parthenon and Andes.

•	Assignments of earnings and insurance of the mortgaged vessels, and

•	Corporate guarantees of the ship-owning companies.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

8. Long Term Debt (continued)

The loan agreements include, among other covenants, covenants requiring the borrower to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), pay stockholders’ loans, sell vessels and assets and change the beneficial ownership or management of the vessels. Also, the covenants require the borrower to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

The	annual principal payments required to be made after December 31, 2003 are as follows:

Year	Amount
2004	41,601
2005	43,468
2006	162,644
2007	16,272
2008 and thereafter	188,635

452,620

9. Stock Option Plan

The Company has adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “Plan”). Under the terms of the Plan, stock options granted vest 50% on the grant date and 25% on each of the first and second anniversary dates of the grant, in all instances, subject to achievement of certain performance criteria based on earnings per share. The options expire on the fifth anniversary of the date upon which the option was granted. Options may be granted to directors and officers of the Company or to other persons who are capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested and all Company performance conditions to the exercise of such options were removed by the Board of Directors. As a result, the Company recorded a charge to operations of $ 34, in the third quarter of 2001.

On July 17, 2001, the Company’s Board of Directors approved the issuance of 163,000 stock options with an exercise price of $ 12.00 per share (amount in U.S. Dollars) to the directors of the Company and persons employed by Tsakos and Tsakos Energy Management. The compensation expense recognized during 2001 relating to these options was $301, which was equal to the grant date fair value of these options, or $ 1.85 per share (amount in U.S. Dollars). Such options, which were fully vested and exercisable by August 22, 2001, were valued by application of the Black-Scholes Option Pricing Model using the assumptions set forth below.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

	2003		2002		2001
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		U.S.$		U.S.$		U.S.$

Outstanding at beginning of year	450,000	10.72	450,000	10.72	298,000	10.00
Granted	—	—	—	—	163,000	12.00
Exercised	(269,000)	10.00	—	—	—	—
Forfeited	—	—	—	—	(11,000)	10.00

Outstanding at end of year	181,000	11.80	450,000	10.72	450,000	10.72

Options exercisable at year end	181,000	11.80	450,000	10.72	450,000	10.72

As of December 31, 2003, the weighted-average remaining contractual life of outstanding options is 2.5 years. Cost recognized for options issued to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, was $ 258, $ 0 and $ 0, for the years ended December 31, 2001, 2002 and 2003, respectively.

The compensation expense recorded by the Company in connection with all stock options granted has been recognized on the basis of fair value under the methodology prescribed by SFAS No. 123, accordingly there is no further pro-forma data that needs to be disclosed on the Company’s income from continued operations and earnings per share for each of the years in the three year period ended December 31, 2003.

The fair value of options granted, which is amortized to the expense over the option vesting period, is estimated on the date of grant and subsequent reporting dates using the Black-Scholes Option-Pricing Model with the following weighted average assumptions as of December 31, 2001:

Expected life of option (years)	4
Risk-Free interest rate	6.74%
Expected volatility of the Company’s stock	108.34%
Expected dividend yield on Company’s stock	N/A

10. Deferred Income

		2002	2003
(a)	Gain on Olympia sale-leaseback transaction	2,654	2,654
(b)	Gain on Decathlon/Pentathlon sale-leaseback transactions	—	15,296
(c)	Gain on interest rate swap agreements	3,350	2,512

	Total	6,004	20,462
	Less – current portion	(838)	(4,005)

	Long-term portion	5,166	16,457

(a)	Gain on Olympia Sale-leaseback transaction: In October 1999, the Company sold the Olympia and realized a capital gain of $ 2,654. The Company entered into a time charter agreement to leaseback the

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

10. Deferred Income (continued)

Olympia, for an initial period of approximately eight years, following which, the Company has the first option to annually extend the charter for a further year until December 31, 2011. Alternatively, the lessor has the option to extend the charter for two additional years, through July 19, 2009, which is considered as the earliest expiration date of the charter which is treated as an operating lease.

The Company, as lessee, if it does not extend the charter, may at specified dates after December 31, 2006, buy the vessel at specified amounts. The lessor has the option to require the Company to buy the vessel for an amount of $ 15,000, anytime prior to June 30, 2009, and this constitutes a guarantee of the vessel’s residual value. Accordingly, the resulting gain of $ 2,654 is deferred in full to the extent of the residual guarantee, and will not be recognized in income prior to the date of the exercise of the option by the lessor or the date at which the lease ends without the lessor exercising the option.

Lease payment related to the time charter of the Olympia amounted to $ 7,041, $ 7,491, and $ 7,577 during the years ended December 31, 2001, 2002 and 2003, respectively. At December 31, 2003, the Company’s future minimum lease payments related to the time charter of the Olympia, assuming the vessel owner does not exercise the put option, are as follows:

Year	Amount
2004	7,688
2005	7,759
2006	7,853
2007	6,366

29,666

As of December 31, 2003, the vessel operated under time charter, expiring in November 2005. The amount receivable under this charter during 2004 and 2005 until expiry of the charter is $ 13,416.

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, the Company sold the Decathlon and the Pentathlon and time-chartered the vessels (re-named Cape Baker and Cape Balboa, respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the end of the seventh year if the charter is extended, the Company has the option to buy the vessel at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $ 8,340 and $ 7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. During 2003, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $ 1,775 and $ 1,024, respectively. The Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
	Amount	Amount	Amount
2004	8,326	8,326	16,652
2005	8,303	8,303	16,606
2006	8,304	8,304	16,608
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	39,789	40,540	80,329

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

10. Deferred Income (continued)

(c)	Gain on Interest Rate Swap Agreements: On June 18, 1998 and September 21, 1998, the Company entered into two interest rate swap agreements for a period of eight years (through December 2006) for a notional amount of $ 150,000 and $ 58,800, respectively. Under these agreements, the Company paid a fixed interest rate of 5.99% and 5.54% respectively and received interest at LIBOR. In September 1999, the Company terminated both agreements. The termination yielded a gain of $ 6,072, which is deferred because the interest rate swap agreements were classified as hedges and as such early termination requires that the gain be amortized into income over the original life of the swap agreements. Amortization of the gain for the years ended December 31, 2001, 2002 and 2003, amounted to $ 839, $ 838 and $ 838, respectively and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

11. Interest and Finance Costs, Net

	Expense (Income)
	2001	2002	2003

Interest on long-term debt, net of capitalized interest	12,659	7,955	15,778
Change in fair value of non-hedging financial instruments	2,406	3,822	(3,543)
Amortization of loan fees	286	286	685
Amortization of deferred gain from termination of swap agreement	(839)	(838)	(838)
Bank charges	29	160	290

Total	14,542	11,385	12,372

On March 21, 2001, the Company entered into two interest rate swap agreements, of a non-hedging nature, for a period of approximately five years for a notional amount of $ 104,015 and $ 50,000, respectively. In June 2001, both agreements were terminated, resulting in a gain of $ 981, which is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2001.

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of two years for a notional amount of $ 15,000 and $ 30,000 respectively, paying a fixed interest rate of 4.39% and 4.38% respectively and receiving interest at LIBOR. In July 2003, these agreements expired. The positive change in the fair value of these

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

11. Interest and Finance Costs, Net (continued)

swaps during 2003 of $ 1,251 (negative $ 204 during 2002) is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2002, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of three years (through August 2004) for a notional amount of $ 80,000 and $ 20,000, respectively. Under these agreements, the Company pays a fixed interest rate of 4.82% and 4.83%, respectively and receives interest at LIBOR. The fair value of these swap agreements at December 31, 2003, in accordance with SFAS No 133 was $ 3,666 and was reflected in Financial Instruments – Fair Value in the accompanying consolidated balance sheet. The positive change in the fair value of these swaps during 2003 of $ 2,293 (negative $ 3,618 during 2002) is included in Interest and finance costs, net in the accompanying consolidated statements of income, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

The Company has entered into a further five interest rate swap arrangements, all of which meet hedging criteria:

On December 19, 2002, the company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 through 2008. The notional amount of the swap is $ 50,000 and it is accounted for as a hedge of the Company’s variable interest rate payments on $ 50,000 of the loan described in Note 8 (e). In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004 and 2005, 2006, 2007, respectively, the Company pays interest at a rate of 4.0%.

On March 28 and April 2, 2003 the Company entered into two five-year interest rate collar swap agreements, which are effective for the periods commencing May 9, 2003 and July 30, 2003. The notional amounts of the swaps are $20,000 and $21,460, respectively, and they are accounted for as a hedge of the Company’s variable interest rate payments on syndicated loans described in Note 8 (c and d). In accordance with the terms of the first swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5% when the Company will pay 4.5%. In accordance with the terms of the second swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 to 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%.

On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing July 21, 2003. The notional amount of the swap is $ 33,840 for the first 4 years and $ 24,000 for another one year. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 8 (b). In accordance with the terms of the swap agreement a cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006.

On July 8, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2004. The notional amount of the swap is $ 35,990. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 8 (e). In accordance with the terms of the swap agreement a cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8, 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, 2.75% in the three years commencing July 8, 2005.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

11. Interest and Finance Costs, Net (continued)

The sum of the fair values of the five swap agreements that meet hedging criteria as at December 31, 2002 and 2003 was $ (629) and $ (1,431), respectively and was reflected as a liability in 2002 and 2003 and as a component of other comprehensive income in the accompanying consolidated balance sheets. No portion of the hedging instruments has been determined ineffective and therefore excluded from the assessment of hedge effectiveness or recognized in the Company’s statements of income.

12. Additional Paid-In Capital

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent either payments made by the stockholders in excess of the par value of common stock purchased by them or proceeds from the exercise of stock options in excess of their par value.

For certain periods during the years, 2001, 2002 and 2003, the Board of Directors authorized the re-purchase of a limited number of shares by the Company with the primary aim of enhancing share liquidity. The transactions were open market based through the Oslo Børs or New York Stock Exchange with a maximum price set by the Board of Directors. Such repurchases for the years ended December 31, 2001, 2002, and 2003 amounted to $ 378, $ 1,979, and $ 1,792, respectively.

13. Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options (see Note 9) using the treasury stock method.

The components of the calculation of basic earnings per share and diluted earnings per share are as follows (amounts in U.S. Dollars):

	2001	2002	2003
Income:
Income available to common shareholders	$24,616	$3,894	$59,052

Basic earnings per share:
Weighted average common shares outstanding	9,634,323	15,717,065	17,134,347
Diluted earnings per share:
Weighted average common shares outstanding	9,634,323	15,717,065	17,134,347
Options	71,058	137,839	53,512
Weighted average common shares – diluted	9,705,381	15,854,904	17,187,859

Basic earnings per common share	$2.56	$0.25	$3.45
Diluted earnings per common share	$2.54	$0.25	$3.44

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

14. Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in “Vessel operating expenses” in the accompanying consolidated statements of income, $ 339, $ 408 and $ 315 in the years ended December 31, 2001, 2002 and 2003, respectively.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other requirements, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations or if the stock of the vessel owning company or its holding company is considered to be primarily and regularly traded on a U.S. established securities market for a taxable year and one or more non-qualified persons, each owning 5% or more of the shares, do not own in aggregate 50% or more of the shares. The management of the Company believes that by virtue of the above provisions, it was not subject to tax on its U.S. source income, although sections of the Code are not clear in all respects.

15. Contingencies

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

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $ 1,000,000 of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

16. Financial Instruments

The principal financial assets of the Company consist of cash on hand and at banks and accounts receivable due from charterers. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable due to suppliers and derivatives.

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 8.

(b)	Concentration of credit risk: Financial Instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments,

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2003

(Expressed in thousands of United States Dollars)

16. Financial Instruments (continued)

however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company’s charterer base and their dispersion across many geographic areas.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 11 equates to the amount that would be paid by the Company to cancel the swaps. Accordingly, the fair market value of the non-hedging swap agreements mentioned above, at December 31, 2003 was $ 3,666 and was reflected in Financial Instruments – Fair Value in the accompanying consolidated balance sheet. The movement in fair value has been included in Interest and finance costs, net in the accompanying consolidated statements of income ($ (3,387) in 2001, $ (3,822) in 2002 and $ 3,543 in 2003). The fair market value of the hedging swap agreements at December 31, 2003 of $ (1,431) was reflected in Financial Instruments – Fair Value, and the movement in fair value ($ (802) in 2003 and $ (629) in 2002) has been included in Other comprehensive income/(loss), in the accompanying 2003 consolidated balance sheet.

17. Subsequent Events

In January 2004, the Company acquired the share capital of Apollo Honour S.A. and Fortune Faith S.A. (both Panamanian companies). The companies entered into an agreement with a shipyard in S. Korea for the construction of two 37,000 DWT 1A ice-class product carriers, with hull numbers 345 and 346 respectively at $29,990 each, with expected delivery in 2006. On March 15, 2004, the Company exercised options to construct two further 37,000 DWT 1A ice-class product carriers with hull numbers 347 and 348 respectively at $29,990 each, with expected delivery in 2007.

In January 2004, the Company acquired options to construct two 1B ice-class product carriers, to be exercised by April 30, 2004.

In January 2004, the Company obtained a term loan facility for $ 40,000 to partially finance the acquisition of the VLCC M/T Maersk Estelle, which was renamed La Madrina on delivery (see Note 6). The loan will be repaid in sixteen variable installments with a balloon payment of $ 13,500 to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel, an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

In February 2004, the Company acquired the share capital of Mercury Emerald S.A. and Powerful Shipping S.A.

(both Panamanian companies). The companies entered into an agreement with a shipyard in S. Korea for the construction of two 162,400 DWT 1A ice-class suezmax crude carriers, with hull numbers 1708 and 1709 respectively at $57,444 each, with expected delivery in 2007.

On February 26, 2004, the Board of Directors resolved that a dividend of $ 0.50 cents per share will be paid on April 29, 2004 to shareholders of record on April 15, 2004.