Form 20-F
period 2004-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2005-04-15
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

As of December 31, 2004, there were 20,175,536 shares of the registrant’s Common Shares outstanding.

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

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of and demand for crude oil and petroleum products;

•	demand for crude oil and petroleum product substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information — Risk Factors”, as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five year period ended December 31, 2004. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2002, 2003 and 2004 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent auditors, and for the years ended December 31, 2000 and 2001 by Arthur Andersen (“Arthur Andersen”), independent auditors.

On May 30, 2002, we dismissed Arthur Andersen as our independent auditors. The reports of Arthur Andersen on the Company’s financial statements for the years ended December 31, 2000 and 2001 did not contain an adverse opinion, disclaimer of opinion or qualification or modification as to uncertainty, audit scope or accounting principles. During the years ended December 31, 2000 and 2001, there were no disagreements with Arthur Andersen on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures. During the years ended December 31, 2000 and 2001, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

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

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2002, 2003 and 2004, and the consolidated balance sheets at December 31, 2003 and 2004, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

	2000	2001	2002	2003	2004
	(in thousands except per share data and fleet data)
Income Statement Data
Voyage Revenues	$111,276	$125,029	$130,004	$241,365	$318,278
Expenses
Commissions	4,821	6,379	6,364	11,296	13,065
Voyage expenses	13,961	14,395	25,125	48,152	42,109
Charter hire expense	6,979	7,041	7,713	13,146	24,341
Vessel operating expenses (1)	26,594	28,695	32,347	49,949	53,900
Depreciation	20,670	21,250	24,429	32,877	35,377
Impairment loss	—	—	10,781	—	—
Amortization of deferred charges	2,463	5,119	4,315	7,835	8,753
Provision for doubtful receivables	—	—	—	700	933
Management fees	3,132	3,132	3,239	4,470	5,328
Stock option compensation expense	1,196	258	—	—	—
General and administrative expenses	695	792	1,261	2,415	3,099
Management incentive award	—	—	—	—	2,500
Foreign currency losses (gains)	(65)	24	84	389	185
Amortization of deferred gain on sale of vessels	—	—	—	(541)	(3,167)
Gain on sale of vessels	—	—	—	—	(13,608)
Operating income	30,830	37,944	14,346	70,677	145,463
Other expenses (income):
Gain on sale of non-operating vessels	—	—	—	—	(7,757)
Interest and finance costs, net	19,189	14,542	11,385	12,372	10,135
Interest income	(2,487)	(1,214)	(736)	(387)	(761)
Share of profits of joint-venture	—	—	(197)	(602)	—
Other, net	75	—	—	242	556
Total other expenses (income), net	16,777	13,328	10,452	11,626	2,173
Net income (loss)	$14,053	$24,616	$3,894	$59,052	$143,290
Per Share Data
Earnings (Loss) per share, basic	$1.43	$2.56	$0.25	$3.45	$7.53
Earnings (Loss) per share, diluted	$1.43	$2.54	$0.25	$3.44	$7.51
Weighted average number of shares, basic	9,823,589	9,634,323	15,717,065	17,134,347	19,034,727
Weighted average number of shares, diluted	9,844,414	9,705,381	15,854,904	17,187,859	19,080,975
Dividends per common share, paid	$—	$—	$0.50	$0.70	$1.20
Cash Flow Data
Net cash from operating activities	35,404	43,454	32,745	84,184	153,606
Net cash used in investing activities	(15,245)	(19,109)	(256,984)	(91,837)	(94,116)
Net cash from (used in) financing activities	(22,053)	(20,841)	230,639	54,792	(29,381)
Fleet Data
Average number of vessels (2)	16	16	18	25.7	27.3
Number of vessels (at end of period) (2)	16	16	22	27	26.0
Average age of fleet (in years) (3)	8.2	9.3	6.8	6.5	7.5
Earnings capacity days (4)	5,856	5,840	6,587	9,386	9,988
Off-hire days (5)	230	81	410	663	241
Net earnings days (6)	5,626	5,759	6,177	8,723	9,747
Percentage utilization (7)	96.1%	98.6%	93.8%	92.9%	97.6%
Average TCE per vessel per day (8)	$16,777	$19,002	$16,676	$22,639	$28,722
Vessel operating expenses per ship per day (9) per day (9)	$4,892	$5,622	$5,498	$5,946	$6,286
Vessel overhead burden per ship per day (10)	$654	$672	$683	$734	$1,094

Balance Sheet Data
Cash and cash equivalents	$29,770	$33,274	$39,674	$86,813	$116,922
Cash, restricted	7,528	7,815	7,000	—	1,453
Investments	—	—	—	—	10,000
Advances for vessels under construction	14,355	33,008	41,963	33,420	121,260
Vessels, net book value	366,544	345,463	553,143	654,662	636,274
Total assets	441,683	444,261	694,545	825,507	937,988
Long-term debt, including current portion	264,922	244,459	385,952	452,620	365,164
Total stockholders’ equity	146,572	171,068	267,444	314,569	519,521

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.

(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positions after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e. earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.
(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards and general and administrative expenses divided by the total number of earnings capacity days.

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

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, produced a very strong demand for crude oil and its products during 2004. The increase in demand for oil was also supported by seasonal factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slows in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters, contracts of affreightment and vessels employed in pools may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

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

An attack like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq, could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current charters expire, new charters at attractive rates may not be available.

In 2004, we derived approximately 37% of our revenues from time charters, as compared to 36% in 2003. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. Charter rates are subject to significant fluctuations, and tankers may experience substantial off-hire time. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market.

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

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets that are complementary to our existing ones, assuming we have the financial resources and debt capacity to do so. In addition, we are exploring opportunities in the liquefied natural gas (LNG) market to expand our exposure in the overall energy sector. However, the world’s tanker and LNG shipyards have little or no additional capacity until the end of 2007 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker or LNG companies, we face numerous challenges, including:

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirers, some of which have greater financial resources;

•	impairment of acquired assets, which would reduce future reported earnings; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills, insurance coverage and full implementation of the new security-on-vessels requirements which came into effect on July 1, 2004.

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. Furthermore, certain countries have already banned single-hull tankers carrying heavy grades of oil from approaching their coastlines or entering their ports. However, due to our current trading patterns, we do not believe these restrictions will have a material effect on our operations and, as with all vessels in our fleet, we will continue to evaluate the usefulness of our single-hull vessels, their marketability and their compatibility with our chartering strategies. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage.

Maritime disasters and other operational risks may adversely impact our reputation, financial condition and results of operations.

The operation of ocean-going vessels has an inherent risk of maritime disaster, environmental mishaps, cargo and property losses or damage and business interruptions caused by, among others:

•	mechanical failure;

•	human error;

•	labor strikes;

•	adverse weather conditions;

•	vessel off hire periods;

•	regulatory delays; and

•	political action, civil conflicts, terrorism and piracy in countries where vessel operations are conducted, vessels are registered or from which spare parts and provisions are sourced and purchased.

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2003-2004, our protection and indemnity (“P&I”) club insurance premiums and our hull and machinery insurance premiums increased by approximately 10%. For 2004-2005, our P&I club insurance premiums increased by approximately another 7% as did our hull and machinery insurance premiums. Increases of up to 21% for P&I club insurance premiums and up to 15% for hull and machinery insurance premiums are expected for 2005-2006. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

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

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts commercial management, day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, our access to world-class charterers could be diminished and our management costs could increase and our profitability could be adversely affected.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2004 would have resulted in a payment of approximately $60 million.

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

Tsakos Shipping manages 10 tankers, mostly single-hull, in addition to the vessels that it manages for us. All of these vessels are operated by the same group of Tsakos Shipping employees, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Although we believe that most of the other tankers managed by Tsakos Shipping, because of their age and design, primarily serve a different market than the market served by our vessels, it is possible that Tsakos Shipping will allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage more tankers that directly compete with us.

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

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with the Tsakos Group. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at arms-length market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

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

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, in 2002 we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the years ended December 31, 2003 and 2004.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping sponsors two marine academies in the Philippines and has opened a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

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

We currently have contracts to purchase fourteen newbuildings, including one LNG carrier, that are scheduled for delivery during 2005, 2006 and 2007. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties. The acquisition of LNG carriers could expose us to additional risks since neither Tsakos Energy Management nor Tsakos Shipping has experience in managing and transporting LNG.

The profitability of our LNG newbuilding vessel is subject to market volatility.

The LNG market is still in its infancy and could fail to develop in a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our newbuilding LNG contract or the actual vessel once delivered. If we opt to exit this sector, for whatever reason, we might have to sell the contract at a price below the original contract price and subsequently suffer an economic loss or might be forced to take delivery of the vessel and operate it in unprofitable or breakeven levels.

We have yet to secure employment for our LNG newbuilding.

Contrary to general practice, we have purposely refrained from fixing employment for the vessel in expectation of securing a better rate and terms, closer to the date of delivery, than currently available. If the market experiences a downturn in the next two years we might not be able to secure employment at all or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters would be determined by the experience of Tsakos Shipping LNG dedicated personnel.

All LNG commercial management services would be subcontracted to Tsakos Shipping as is customary with our existing tanker operations. However, neither Tsakos Energy Management nor Tsakos Shipping have as of now dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees by the time we take delivery of our first LNG carrier. In addition, we can not guarantee that these employees, both onshore and at-sea will prove adequate in their assigned role.

The technical management of our LNG vessel will largely rely on third parties with whom we have no prior experience of cooperation.

We intend to subcontract all technical management aspects of our LNG operation to a reputable third party for a fee. We can not guarantee the quality of their services nor the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters and in the spot market in a manner that will optimize our earnings. As of December 31, 2004, 16 of our tankers were contractually committed to period employment. The remaining terms of 14 of these period charters range from one month to three years and, in the case of the Suezmax vessel Triathlon six years. For the vessel on bareboat charter, Millennium, the remaining term is 8.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

If the charterer under one of our bareboat charters is unable to perform under the charter, we may lose revenues.

We currently have a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties facing the Hyundai group may affect Hyundai Merchant Marine’s ability to perform under the bareboat charter, which is scheduled to expire in 2013. This could result in the loss of significant revenue. For 2004, revenue under this charter totaled $9.3 million.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $244 million, for three of the fourteen vessels that we have on order, H-1224 (Yerotsakos), H-1328 (Aframax DNA design) and H-1754 (LNG carrier) and which we expect to take delivery of in 2005 and 2007. We do not usually seek financing arrangements for the newbuildings until shortly before we take delivery of these vessels. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

While we intend to take delivery of and operate all fourteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding contract.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. To this end, in June 2004 we contracted for the purchase of an LNG carrier. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase additional ships with the necessary cooling capacity to transport LNG.

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

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with the Tsakos Group. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2004, our debt to capital ratio was 41% (debt/debt plus equity), with $365.1 million in long-term debt outstanding. Assuming we obtain debt financing for the remainder of the amounts due on our newbuilding contracts, based on our current estimations of income for 2005 and 2006, we expect this ratio to be at approximately 45% through December 2006. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt. In 2004, approximately 33% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment from the sale of vessels and from the proceeds of the equity offering in 2004. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

The loan agreements we use to finance our ships require us not to exceed specified debt-to-asset ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

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

A significant amount of our 2004 revenues were derived from three customers and a significant amount of our 2003 revenues were derived from one customer, and our revenues could decrease significantly if we lost these customers.

In 2004, approximately 19% of our revenues came from contracts of affreightment for four of our tankers with Lyondell/Citgo, compared to 17% in 2003. Also in 2004, approximately 8% of our revenues came from Exxon and approximately 7% of our revenues derived from FLOPEC. Our inability or failure to continue to employ our vessels at rates comparable to those charged to Lyondell/Citgo, FLOPEC and Exxon, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 20% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo and PDVSA, which, taken together, accounted for approximately 20% of our revenues for the year ended December 31, 2004 and 22% for the year ended December 31, 2003, are both companies that conduct a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years. During late 2002, the country experienced a six week general strike during which commercial and industrial activity ceased generally and PDVSA’s oil production and refining facilities were out of operation and oil production ceased. Although the strike was over by the end of January 2003 and the situation improved, there has been political unrest in 2004 and we cannot say whether there will be further unrest or political upheavals in Venezuela or whether PDVSA will enjoy uninterrupted oil production. If we were to lose these customers, or if their exports were curtailed, or if these customers were to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test that apply for 2005 and subsequent taxable years, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. There can be no assurance that we will satisfy the publicly-traded test for our current taxable year or any future taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, United States tax of approximately $2.5 million in 2004.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2004 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for 2002, 2003 or 2004, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1998 through 2004, approximately $200 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $8 million, plus any applicable interest and penalties.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2005 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2005 or for any future year. Please see “Tax Considerations—United States Federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2009, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2003 and 2004, euro expenses accounted for approximately 25% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31st, 2004, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 23% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2004, we paid a cash dividend of 70 cents per common share in relation to the year 2004. In April 2005, we will pay a further dividend of 95 cents per common share relating to 2004. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

Item 4. Information on the Company

We are a leading provider of international seaborne crude oil and petroleum product transportation services. We were incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. We achieved public listings on the Oslo Stock Exchange and the Bermuda Stock Exchange in 1993 although our shares are no longer actively traded on either exchange. As of February 23, 2005 the Board of Directors resolved to de-list our common shares from the Oslo Stock Exchange since there was limited trading in our shares on this exchange. Accordingly, the de-listing became effective on March 18, 2005. Since our incorporation, we have owned and operated 30 vessels and have sold 6 vessels. In July 2001, we changed our name to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange. The address of our registered office in Bermuda is Richmond House, 12 Par-la-Ville Road, Hamilton HM08, Bermuda. Our executive offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece. Our telephone number from the U.S. is (011) 30210-940-7710.

A list of our subsidiaries as of December 31, 2004, all of which are wholly owned by us, and their jurisdictions of incorporation, is set forth in note 1 to our consolidated financial statements which are included as Item 18 and in Exhibit 8 to this annual report.

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

We are managed by the Tsakos Group which, through Tsakos Shipping, is one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping’s position as one of the largest independent tanker managers with 37 tankers and a total of 50 operating vessels under management (with a further 21on order, 14 of which are for Tsakos Energy Navigation) enables it to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our fleet increased from 231,103 dwt at inception to 2.8 million dwt at March 31, 2005 (including three chartered-in vessels) with no significant adverse impact on the organization. In addition, our per vessel daily overhead costs, despite recent increases, remain less than during the early years of our existence.

We have access to Tsakos Shipping’s network of seven offices around the world and a pool of approximately 3,000 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines and a Tsakos Shipping manning office in Odessa, Ukraine.

Currently, our fleet consists of 26 tankers (including three chartered-in vessels), of which two are VLCC tankers, four are Suezmax tankers, eight are Aframax tankers, seven are Panamax tankers and five are Handysize product carriers. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market due to economies of scale and proximity considerations. The current fleet totals 2.8 million dwt, and is less than 7% single-hulled as measured by dwt. This compares favorably to the worldwide average of 35% single-hulled dwt as of March 31, 2005. As of March 31, 2005 the average age of the tankers in our current fleet was 7.2 years, compared with the industry average of 12 years.

In addition to the vessels currently operating in our young and diverse fleet, we have contracted for the building of an additional 14 vessels. In 2005, apart from the product carrier Didimon delivered in January, we expect to receive two ice-class Suezmaxes, one Aframax and one Handysize product tanker. In 2006, the Company expects the delivery of two ice-class Handysize product carriers as well as two ice-class Suezmax tankers. Finally, in 2007, expected deliveries include an additional two ice-class Suezmax tankers, a further two ice-class Handysize product carriers, an Aframax of a DNA design and an LNG carrier. The resulting fleet (assuming no sales) would comprise 40 vessels with 4.2 million dwt, which will include 30 newbuildings (1998-2007) of 3.4 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term charters with fixed charter rates. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy, which allows capacity to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.7%.

•	Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

•	Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $1.7 billion, including investments of approximately $1.5 billion in newbuildings, in order to maintain and improve the high quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government agencies. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•	Established industry recognition. For over 34 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVSA, Exxon/Mobil, FLOPEC, Shell, Sunoco, PMI, Lukoil and Petrobras are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•	Diversified fleet offerings. Our diversified fleet, which includes VLCC, Suezmax, Aframax, Panamax, and Handysize tankers, allows us to better service our customers’ international crude oil and petroleum product transportation needs. We have also committed an extensive segment of our newbuilding program to ice-class vessels, 10 over the next 3 years, to add to our existing three ice-class vessels. Additionally, we have announced our intention to enter the LNG market by the year 2007 and have already contracted for the purchase of one LNG carrier.

Our Fleet

Our current fleet as of March 31, 2005:

Vessel	Year Built	Year Acquired	Hull Type	Deadweight Tons	Charter Type	Expiration Of Charter
VLCC

Millennium	1998	1998	Double-hull	301,171	bareboat charter	September 2013

La Madrina	1994	2004	Double-hull	299,700	spot	—

SUEZMAX

Silia T	2002	2002	Double-hull	164,286	time charter	September 2006

Cape Baker (1)	2002	2002	Double-hull	164,274	time charter	September 2006

Cape Balboa (1)(2)	2002	2002	Double-hull	164,236	time charter	October 2006

Triathlon (3)	2002	2002	Double-hull	164,445	time charter	January 2011

AFRAMAX

Parthenon (4)	2003	2003	Double-hull	107,018	contract of affreightment	Evergreen

Marathon (5)	2003	2003	Double-hull	107,181	contract of affreightment	August 2007

Opal Queen	2001	2002	Double-hull	107,181	time charter	October 2007

Olympia (1)	1999	1999	Double-hull	107,181	time charter	November 2005

Maria Tsakos	1998	1998	Double-hull	107,181	spot	—

Athens 2004 (4)(5)	1998	1998	Double-hull	107,181	contract of affreightment	Evergreen

Vergina II	1991	1996	Single-hull	96,709	time charter	April 2006

Tamyra	1983	1993	Single-hull	86,843	spot	—

PANAMAX

Andes (6)	2003	2003	Double-hull	68,439	pool	Evergreen

Maya (7)	2003	2003	Double-hull	68,439	time charter	August 2005

Inca (7)	2003	2003	Double-hull	68,439	time charter	May 2006

Aztec	2003	2003	Double-hull	68,439	time charter	December 2005

Victory III	1990	1996	Double-hull	68,160	spot	—

Hesnes (6)	1990	1996	Double-hull	68,157	pool	Evergreen

Bregen (6)	1989	1995	Double-hull	68,157	pool	Evergreen

HANDYMAX / HANDYSIZE

Didimon (2)	2005	2005	Double-hull	37,000	time charter	January 2006

Libra	1988	1994	Double-sided	41,161	time charter	March 2006

Crux	1987	1995	Double-sided	41,161	time charter	November 2005

Pella	1985	1993	Double-bottomed	40,231	time charter	April 2005

Dion	1984	1993	Double-bottomed	40,302	time charter	April 2005

			Total	2,762,672

(1)	The M/T Decathlon and M/T Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners. The owners of the vessels also have the option to require us to purchase the vessels. We charter M/T Olympia from its owner pursuant to a time charter that expires in October 2007. We have an option to purchase this vessel as from December 31, 2006. The owner of the vessel also has the option to require us to purchase the vessel. (For additional information relating to our arrangements with respect to this vessel, see “Item 5—Operating and Financial Review and Prospects—Sale and Leaseback Transaction” and Note 11 to our financial statements included in “Item 18 – Financial Statements” below.)

(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.
(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.
(4)	Freight is based on a market-related formula.
(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.
(6)	Freight is based on a minimum/maximum market-related formula.
(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.

Our newbuildings

As of March 31, 2005, we have on order and expect to take delivery between 2005 and 2007 of 14 new tankers, consisting of, two 1C Ice Class Suezmaxes and four 1A Ice-Class Suezmaxes under construction by Hyundai Heavy Industries of South Korea, two Aframaxes one of which is under construction at Sumitomo Heavy Industries in Japan and one at Sanoyas Hishino Meisho Corp. in Japan, four 1A Handysize product carriers under construction by Hyundai MIPO Dockyard of South Korea, one Handysize product carrier, of no ice-class capacity under construction at Hyundai MIPO Dockyard of South Korea and one LNG carrier to be built by Hyundai Heavy Industries of South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with the above Korean shipyards and Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Hyundai MIPO, Hyundai Heavy Industries and Sumitomo Heavy Industries during the construction period. Tsakos Shipping has no prior experience with Sanoyas Hishino Meisho Corp. At the time we bought the vessel contract, its construction was already at an advanced stage. However, on a number of occasions, technical managers from Tsakos Shipping have visited the yard and have begun monitoring the final phases of construction on a regular basis.

Our newbuildings on order as of March 31, 2005:

	Expected Delivery	Hull Type (all double-hull)	Deadweight Tons	Ship Yard	Purchase Price (in US $ millions)
HANDYSIZE
Dionisos	June 2005		37,000	Hyundai MIPO	$25.8
Antares	June 2006	Ice 1A	36,660	Hyundai MIPO	$30.0
Arion	October 2006	Ice 1A	36,660	Hyundai MIPO	$30.0
Andromeda	February 2007	Ice 1A	36,660	Hyundai MIPO	$30.0
Aegeas	May 2007	Ice 1A	36,660	Hyundai MIPO	$30.0

SUEZMAX
Eurochampion 2004	April 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Euroniki	September 2005	Ice 1C	164,000	Hyundai Heavy Industries	$48.1
Archangel	January 2006	Ice 1A	162,400	Hyundai Heavy Industries	$52.1
Alaska	February 2006	Ice 1A	162,400	Hyundai Heavy Industries	$52.1
Arctic	February 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.4
Antarctic	April 2007	Ice 1A	162,400	Hyundai Heavy Industries	$57.4

AFRAMAX
Yerotsakos	June 2005		113,000	Sanoyas Hishino Meisho Corp.	$59.0
Hull S-1328	May 2007		105,000	Sumitomo Heavy Industries	$47.3

LNG
Hull S-1754	March 2007		73,800	Hyundai Heavy Industries	$173.5

	Total.		1,453,040		$740.8

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2005, we had made progress payments of $123.9 million out of the total purchase price of approximately $740.8 million for these newbuildings. Of the remaining amount, a further $187.9 million will be paid within 2005.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the fourteen newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels would be in our best interest.

Fleet Development

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2004 and 2003 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2004	2003
Time Charter	55%	41%
Period Employment at variable rates	22%	23%
Spot Voyage	23%	36%
Total Vessel Operating Days	9,747	8,723

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment, but with variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our current fleet has 3 tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing financial, accounting and other services, including stock exchange and investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. As from July 1, 2004, we pay Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $5.3 million in 2004. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. There is currently one vessel under subcontract by Tsakos Shipping. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, manages 50 tankers, operating and under construction, and a total of 71 vessels operating and under construction, totaling approximately 6.8 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 3,000 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Singapore, Tokyo and Odessa. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We paid Tsakos Shipping $47.5 million in 2004 for the operating costs of our vessels. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2004, we had outstanding advances to Tsakos Shipping of approximately $5.2 million in respect of such expenses.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount paid for these chartering commissions was $4.1 million in 2004.

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

Maintenance and Repair. Each of our vessels is periodically dry-docked either once every two and one-half years, in connection with intermediate surveys, or once every five years, in connection with special surveys, as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. Tsakos Shipping arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the time periods during which our vessels are in dry-dock are, on average, shorter than those prevalent in the industry due to the rigorous on-going maintenance program we conduct.

Tsakos Shipping routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through Tsakos Shipping, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to dry-dockings, Tsakos Shipping, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

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

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers in 2004.

Customer	Year Ended December 31, 2004
Lyondell/Citgo	19%
Exxon	8%
Petrobras	6%
Shell	6%
Sunoco	5%
PDVSA	1%
Lukoil	1%
BP	1%

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

IMO. In March 1992, the International Maritime Organization (“IMO”) adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO adopted a proposal to revise these regulations which became effective in September 2002. The revised regulations provide for a more aggressive phase-out of single-hull oil tankers, as well as increased inspection and verification requirements. The revised regulations provide for the phase-out of most single-hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

As a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environment Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This proposed amendment will become effective on April 5, 2005.

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

In addition, the European Union and countries elsewhere have considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse affect on our operations.

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

OPA 90. The US Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA 90, vessel owners, operators and bareboat (or demise) charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents’ or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, it is understood that an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

OPA 90 specifically permits individual US coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

European Union Initiatives. In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull or equivalent design standards for single-hull oil tankers on the same schedule as that required under the IMO regulations on pollution prevention for tankers. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union nations. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Approximately one-quarter of the countries that have ratified the CLC have increased the liability limit through a 1992 Protocol to the CLC which became effective in 1996. The liability limit in the countries that have ratified this protocol is approximately $91.1million for ships with a gross tonnage in excess of 140,000, with the exact amount tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.9 million plus $972 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $138.3 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 10, 2005. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $4.9 million in 2004. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

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

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2004-2005, our P&I club insurance premiums increased by approximately 7% and our hull and machinery insurance premiums also increased by 7%. We have been advised that for 2005-2006 our P&I club insurance premiums will increase by approximately another 21% and our hull and machinery insurance premiums by 15%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

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

Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin that compete with us include OMI Corporation, Overseas Shipholding Group Inc., Teekay Shipping Corporation, Top Tankers, Inc., and General Maritime Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

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

Overview

We currently operate a fleet of 26 modern tankers (including one newly-delivered Handysize product carrier and excluding an Aframax sold in 2005) providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we are able to obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity also have had a strong effect on tanker charter markets over the past 20 years.

Results from Operations

While 2003 had been an exceptionally buoyant year in terms of freight rates, 2004 marked a watershed year for the tanker market. The primary reason for such a dramatically prosperous market was the rapid growth seen in China and the immense surge in oil demand as a consequence. The healthy growth seen by other major nations, such the U.S. and India, also contributed significantly. At the same time the number of vessels available to transport the required cargoes was not balanced with the increased tonnage demand. These events plus new environmental regulations, a very cold winter in the northern hemisphere and low fuel inventories maintained internationally enhanced the healthy charter rate environment that the tanker industry had not seen in many years. Even the usually expected seasonal fluctuations were mollified by extra output by OPEC to meet increased demand and to soften exaggerated oil prices. Towards the end of the year, rates reached record levels, but fell back by year-end. The record market conditions, coupled with still relatively low interest rates, allowed tanker companies to enjoy record profits, the only negative factors being the continued decline of the US Dollar relative to the Euro, and increases in bunker fuel and lubricants in line with oil prices.

Our fleet again achieved record net revenue after commission amounting to of $305.2 million, up 32.7% from $230.1million in 2003. Capital gains on the sale of three vessels were $21.4 million. Operating income more than doubled from $70.7 million in 2003 to $145.5 million in 2004, a 105.8% increase. Net income was $143.3 million, compared to $59.1 million in the prior year, a 142.7% increase. Diluted income per share increased from $3.44 in 2003, based on 17.19 million diluted weighted average shares outstanding, to $7.51 in 2004, based on 19.08 million diluted weighted average shares outstanding. These results reflect the dramatic increase in market rates over 2003 which continued throughout 2004. Vessel running expenses were held to competitive levels despite increasing costs due to the relative fall in the value of the U.S. Dollar to the Euro and higher insurance and lubricant costs.

Some of the more significant developments for the Company during 2004 were:

•	A secondary offering on the New York Stock Exchange, with the issuance of 2,875,000 common shares at a net price of $28.18, providing new funds amounting to $81.0 million, before related offering expenses of approximately $0.9 million.

•	The arrangement of new period charters with leading state-owned oil corporations. While the Company took advantage of the high rates being offered by the spot market, it also sought, in accordance with its overall chartering strategy, to ensure period employment of its vessels. The terms of such charters often included variable rates with minimum floors or profit sharing in order for the Company to participate in the upside of buoyant markets.

•	The delivery in January 2004 of a second-hand 1994-built VLCC, renamed La Madrina, of 299,700 dwt at a total cost of $51.7 million, of which $5.2 million had been paid as a deposit in the previous year.

•	The ordering of four 1A ice-class product carriers from Hyundai MIPO at a cost of $30 million each for delivery in 2005/6, two 1A ice-class Suezmaxes from Hyundai for $57.4 million each for delivery in 2007, one LNG carrier from Hyundai for $173.5 million for delivery in 2007, one Aframax from Sumitomo for $47.3 million and the purchase of a re-sale contract for another Aframax available for delivery in June 2005 from Sanoyas at a cost of $59.0 million.

•	The delivery in June of the first of a series of 37,000 dwt Handysize product carriers from the Hyundai MIPO yard of S. Korea, the Delos, which was immediately sold to the Australian Navy for gross proceeds of $35.7 million resulting in a capital gain of nearly $7.8 million.

•	The sale of the single-hull 1981-built Panamax Liberty for $4.8 million with a capital gain of $0.9 million and the sale of the 1997 Aframax, Toula Z, for $45.7 million at a capital gain of $12.7 million.

•	The receipt of one new loan of $40.0 million with a leading U.S. bank relating to the acquisition of the VLCC La Madrina. Repayments on all loans amounted to $39.9 million, and prepayments utilizing the proceeds from the offering and from the sale of the two older vessels amounted to $87.5 million. Total debt at the year end amounted to $365.2 million.

•	The arrangement of four new interest rate swaps, all meeting hedging criteria and providing further coverage of $113 million. Two remaining older non-hedging swaps expired during the year.

•	The performance of major dry-dockings on two Aframaxes (Olympia, Tamyra) and the start of work on the special surveys relating to the Panamaxes Bregen and Victory III.

•	The payment to our shareholders of two dividends during the year, $0.50 per common share in April in respect of the fiscal year 2003, and $0.70 per common share in November, the first dividend with respect to fiscal year 2004. Total cash paid out on dividends amounted to $22.7 million.

•	The continued adoption and implementation of new corporate governance requirements as required by Section 404 of the Sarbanes-Oxley Act of 2002.

The Company operated the following types of vessels during, and at the end of, the year ended December 31, 2004:

Vessel Type	VLCC	Suezmax	Aframax	Panamax	Product carriers	Total Fleet
Average number of vessels	1.9	4	10	7.4	4	27.3
Number of vessels at end of period	2	4	9	7	4	26
Dwt at end of period (in thousands)	600.9	657.2	913.5	478.2	162.9	2,812.7
Percentage of total fleet	21.4%	23.4%	32.5%	17.0%	5.7%	100%
Average age, in years, at end of period	8.7	2.3	8.8	7.2	18.7	7.5

We believe that the key factors which determined our financial performance in 2004, within the given freight rate environment in which the Company operated, were:

•	continuing to maintain a diversified fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a secure cash flow while allowing the Company to the advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with substantial oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher insurance, bunker fuel and lubricant costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, reducing overall debt by prepayments, and protecting interest rate levels through swap arrangements;

•	our ability to reduce leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	raising new finance either through the capital markets or through debt, and

•	the sale of older vessels and the sale of new vessels when the benefits justify.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2005, to which may be added:

•	a continuing buoyant market in comparison to historical levels;

•	the securing of a high level of utilization for our vessels (75% of the remaining operational days available for 2005 have secured employment);

•	delivery of the 14 new vessels that will join the fleet over the next twenty-six months (four more to be delivered within 2005);

•	entrance into new strategic areas with purpose-built vessels to access ice-bound ports or (from January 2007) carry LNG (liquefied natural gas);

•	buy-back of common stock at favorable opportunities, and

•	the maintenance of a relatively low leverage level despite the raising of new debt.

Looking forward in general, the lack of clarity over oil production from Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices could be the norm, rather than the exception in 2005. The expected increasing demand from China and India will continue factoring heavily into worldwide consumption. The dynamics at work in India, China, and the Pacific Rim bode well for transportation requirements for petroleum and its products in the coming months and years. Another indication of the strength of the market can be seen in continued demand despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

We expect that 2005 should once again prove to be a strong year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq and Venezuela, should fuel the market. Additionally, new IMO and European Union regulations relating to the phase-out of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of two VLCCs, four Suezmaxes, eight Aframaxes, seven Panamaxes and five Handymaxes. All vessels are owned by our subsidiaries with the exception of the Aframax Olympia, acquired in March 1999 and sold in October 1999 and time chartered back from the owners for an initial period of approximately eight years and the two Suezmaxes, Cape Baker and Cape Balboa (formerly Decathlon and Pentathlon), acquired in 2002 and sold in October and November 2003, respectively, and time chartered back from the owners for five years.

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

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. We currently have 22 of our 26 vessels on time charter or other form of term employment, ensuring that at least 75% of 2005 availability and 49% of 2006 is already fixed. The vessels that continue on spot are taking advantage of the strong tanker demand that existed in the last half of 2004 and is expected to continue for much of this year.

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

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos Group with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over 34 years of existence and high quality commercial and technical service. Tsakos Shipping, manages the vessels of the Company plus another 32 vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. The Company’s significant accounting policies are described in Note 2 of the attached financial statements. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bare-boat and voyage charters, contracts of affreightment and pool arrangements. Time and bare-boat charter revenues are recorded over the term of the charter as the service is provided. Under a voyage charter (including those under contract of affreightment) the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. If a voyage is in progress as at a reporting date, the operating results are estimated and recognized pro-rata on a per day basis. The revenues and voyage expenses for all vessels operating under a tanker pool are aggregated by the pool manager and revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed upon formula. The same revenue and expense recognition principles described above are applied in determining the pool revenues. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years, given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At March 31, 2005, the Company owned and operated two single-hull tankers, two product carriers with single side and double bottom and two product carriers with double side and single bottom. None of the vessels were deemed Category I vessels, which require phase out by 2005 under IMO regulations. All six vessels, provided they complete the newly imposed survey requirements, may continue trading to the end of their assumed economic lives of 25 years.

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel. In most cases a dry-docking is necessary with repairs undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, plus possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We capitalize these charges and amortize them over the period up to the vessel’s next scheduled special survey.

Recent Accounting Pronouncements

FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement 123 “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No.95 “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified prospective method. The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that the adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

Basis of Presentation and General Information

Reclassifications. Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues ($ 6.4 million in 2002 and $ 11.3 million in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses ($ 7.7 million in 2002 and $ 13.1 million in 2003) and is presented separately in 2004 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses ($ 84 thousand in 2002 and $ 389 thousand in 2003) and are presented under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income ($ 0 in 2002 and $ 541 thousand in 2003) and is presented in 2004 under Expenses in the consolidated income statements. As a consequence of these reclassifications, Voyage expenses have changed in 2002 from $ 32.8 million to $ 25.1 million and in 2003 from $ 61.3 million to $ 48.2 million. Operating Income has changed in 2002 from $ 14.4 million to $ 14.3 million, and in 2003 from $ 70.5 million to $ 70.7 million, and Total other income (expenses) has changed in 2002 from $ (10.5) million to $ (10.4) milion, and in 2003 from $ (11.5) million to $ (11.6) million.

Voyage revenues. Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year.

Time Charter Equivalent (“TCE”) allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. Currently, we hire three vessels (Olympia, Cape Baker and Cape Balboa), all of which have been hired as part of sale and leaseback transactions as described in the accompanying financial statements.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003 all vessels had a management fee of $15,000 per month until June 30, 2004. Beginning July 1, 2004, the amount increased to $18,000 monthly, except for chartered-in vessels, where the fee decreased to $12,500 per month.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have estimated them to be 25 years, which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

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

As at December 31, 2004, the market value of our fleet (excluding the three chartered-in vessels) was approximately $1,000 million, according to valuations received from two independent reputable brokers. On the basis of these valuations and given the positive market conditions prevailing during the first quarter of 2005, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Financial Analysis

Year ended December 31, 2004 versus year ended December 31, 2003

Voyage revenue

Voyage revenue from vessels was $318.2 million during the year ended December 31, 2004 as compared to $241.4 million during the year ended December 31, 2003, a 31.9% increase partly resulting from an increase in the number of vessels from an average of 25.7 in 2003 to an average of 27.3 in 2004, but mostly from the very substantial improvement in charter rates. The average time charter equivalent rate per vessel for the year 2004 was $28,722 per day compared to $22,633 for the previous year. In mid-January 2004, a VLCC, La Madrina, was acquired and traded throughout the year on the spot market earning an average rate of $78,011. The vessel contributed $31.3 million in net revenue during 2004. During the course of 2003, four new Panamax tankers and two Aframaxes were delivered. The additional contribution in 2004 over 2003 to revenue of these six vessels, each operating a full year in 2004, was $33.3 million. The fleet had 97.6% employment compared to 92.9% in the previous year, mainly because of the light dry-docking activity in 2004, (two vessels only compared to nine vessels in 2003).

Commissions

Commissions were $13.1 million, or 4.1% of revenue from vessels, during the year ended December 31, 2004, compared to $11.3 million, which was 4.7% of revenue from vessels, for the year ended December 31, 2003. The savings in commission being primarily due to changes in three charters where brokers’ commission is less, and due to the addition of the La Madrina, acquired in January 2004 and contributing 10% of total net revenue at a lower than average commission.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $42.1 million during the year ended December 31, 2004 compared to $48.2 million during the prior year, a 12.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses) from 4,372 days in 2003 to 3,287 in 2004, a 24.8% decrease, primarily due to the time-charter of three Suezmaxes which were mostly on spot charter in 2003. However, the overall decrease in voyage costs was offset by further rises in bunker costs during 2004 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense was $24.3 million in 2004 and $13.1 million in 2003, an 82.5% increase. During 2004, three vessels were chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa. In 2003, we hired the Olympia for all of the year and another vessel for approximately nine months before it was released. The Cape Baker and Cape Balboa were sold and chartered back in the last quarter of 2003.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $53.9 million during the year ended December 31, 2004 as compared to $49.9 million during year ended December 31, 2003, an increase of 7.9%. This is partly due to an increase in operating days over the previous year of vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out).

Operating expenses per ship per day for the fleet increased from $5,946 for the year ended December 31, 2003 to $6,286 for the year ended December 31, 2004, a 5.7% increase. For the most part, this increase is due to the approximately 13% fall in value of the dollar against the Euro over the year. Approximately a quarter of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares, and increased cost of lubricants also contributed to increased running costs.

Depreciation

Depreciation was $35.4 million during the year ended December 31, 2004 compared to $32.9 million during the year ended December 31, 2003, an increase of 7.6%, due primarily to the addition in early 2004 of one VLCC at a cost of $51.7 million and the sale of one old Panamax in mid-year. The sale of the Aframax Toula Z towards the end of the year had marginal impact.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the year ended December 31, 2004, amortization of deferred dry-docking charges was $8.8 million as compared to $7.8 million during the year ended December 31, 2003, an increase of 11.7%. A significant amount of dry-docking and special survey work had been undertaken during 2002 and 2003, which resulted in higher amortization.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.3 million during the year ended December 31, 2004, compared to $4.5 million for the year ended December 31, 2003, an increase of 19.2%, in line with the increase in available days provided by the newly acquired vessels to the fleet and the increases in fee described above.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.1 million during the year ended December 31, 2004 compared to $2.4 million during the year ended December 31, 2003, an increase of 28.3% primarily due to additional expenditures relating to investor and public relations, travel, SEC filing fees, legal and audit fees.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $734 in 2003 to $843 in 2004, due to the factors mentioned above. The addition of the new management incentive award in 2004, as described below, increases the daily overhead to $1,094 for the year ended December 31, 2004.

Management incentive award

In accordance with a revised management agreement between the Company and its managers, dated September 28, 2004, and with the Board of Director’s decision of February 24, 2005, $2.5 million is due as an award to Tsakos Energy Management in achieving for the Company a return on equity for 2004 in excess of 25%.

Amortization of the deferred gain on the sale of vessels

The Company sold two Suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. The initial part of this amortization amounted to $0.5 million in 2003. During 2004 the annual amortization amounted to $3.2 million.

Gain on the sale of vessels

The Company sold two operating vessels during 2004, the 1981 single-hull Panamax Liberty, for $4.8 million resulting in a capital gain of $0.9 million and the Aframax Toula Z for $45.7 million, resulting in a capital gain of $12.7 million. Total capital gains achieved and accounted for in full within 2004 amounted, therefore, to $13.6 million.

Operating income

Income from vessel operations was $145.5 million during the year ended December 31, 2004 versus $70.7 million during the year ended December 31, 2003, representing a 105.8% increase. In arriving at operational income, foreign exchange losses, capital gains on the sale of operating vessels and amortization of capital gains are now taken into account for 2004 and 2003.

Gain on the sale of non-operating vessels

The Company sold one newly constructed vessel on delivery during 2004, the Delos for $35.7 million resulting in a capital gain of $7.8 million.

Net interest and finance costs

Net interest and finance costs decreased from $12.4 million during the year ended December 31, 2003 to $10.1 million during the year ended December 31, 2004, an 18.1% decrease. Actual loan interest costs decreased from $16.6 million in 2003 to $15.6 million in 2004, a 6.1% decrease. This was partly because total average bank loans fell to approximately $436 million for 2004 compared to $473 million for 2003, a decrease of 7.8%. The average interest rate for 2004 borne on the Company’s loans (taking into account interest payable on interest rate swaps) was approximately 3.6% compared to 3.5% for 2003. Loan interest includes interest payable on the swaps amounting to $4.5 million in both 2004 and 2003.

There was a positive movement of $3.7 million in the fair value (mark-to-market) of the remaining two non-hedging interest rate swaps in 2004, which is accounted for through the income statement and is included as part of interest costs. These two swaps reached the end of their respective periods in July 2004. However, a swap which had been designated as a cash flow hedge at the beginning of the year, was de-designated on the repayment of the related loan and the total negative change in fair value accumulated to the loan repayment date, plus further negative valuations to the end of the year, totaling together $1.2 million, were also accounted for as part of interest costs, bringing the total positive movement in the fair value of financial instruments to $2.5 million compared to a positive movement of $3.5 million in 2003.

Capitalized interest in 2004 was $2.7 million compared to $0.8 million in the previous year, the increase being due to further vessels being ordered and the total amount of installments being paid amounting to $113.6 million in 2004 compared to $32.3 million in 2003.

Interest income

Interest income was $0.8 million during 2004 as compared to $0.4 million during the year ended December 31, 2003, due to slightly higher deposit interest rates in 2004 compared to 2003, and higher average bank deposits.

Joint venture income

During the year ended December 31, 2003, the share of net income due to TEN Ltd. from the joint venture, LauriTen Ltd., was $0.6 million. The joint-venture ended on August 31, 2003.

Net income

As a result of the foregoing, net income for the year ended December 31, 2004 was $143.3 million, or $7.53 per share, basic, versus $3.45 per share, basic, during the year ended December 31, 2003, an increase of 118%.

Year ended December 31, 2003 versus year ended December 31, 2002

Voyage Revenue

Voyage revenue from vessels was $241.4 million during the year ended December 31, 2003 as compared to $130.0 million during the year ended December 31, 2002, an 85.7% increase partly resulting from an increase in the number of vessels from an average of 18.0 in 2002 to an average of 25.7 in 2003, and partly from the improvement in charter markets. The average time charter equivalent rate per vessel for the year 2003 was $22,633 per day compared to $16,676 for the previous year. In 2002, four newly built Suezmaxes were delivered, mostly in the latter part of the year, representing a whole new category of vessel for the Company to operate. A new Aframax, Opal Queen, was also acquired. These vessels operated throughout 2003. In addition, during 2003, four new Panamax tankers plus a further two Aframaxes were delivered. A Handymax product carrier was chartered-in towards the end of 2002 to provide cover in the absence of owned Handymaxes during their scheduled dry-dockings. This vessel was released in the autumn of 2003. However, the fleet had 92.9% employment compared to 93.8% in the previous year, both years incurring significant dry-docking activity, which involved nine vessels in 2003 and six vessels in 2002.

Commissions

We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, we may also pay the charterer a commission (an address commission) ranging from 1.25% to 3.75% of the daily charter hire or lump sum amount payable under the charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period. Commissions were $11.3 million, or 4.7% of revenue from vessels, during the year ended December 31, 2003, compared to $6.4 million, which was 4.9% of revenue from vessels, for the year ended December 31, 2002.

Voyage Expenses

Voyage expenses include all our costs, other than operating expenses, that are related to a voyage, including port charges, canal dues and bunker or fuel costs. Voyage expenses were $48.2 million during the year ended December 31, 2003 compared to $25.1 million during the prior year, a 91.6% increase. Total operating days on spot charters and contracts of affreightment, under which contracts the owner bears voyage expenses, rose from 2,582 days in 2002 to 4,372 in 2003, a 69% increase. The introduction of the larger Suezmaxes into the fleet with new trading routes (primarily West Africa to the U.S.) also contributed to increased voyage expenses. Bunker costs increased during 2003 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense was $13.1 million in 2003 and $7.1 million in 2002, a 70.4% increase. In 2003, we hired the Olympia for all of the year and another vessel for approximately nine months before it was released. The Cape Baker and Cape Balboa were sold and chartered back in the last quarter of 2003. In 2002, the Olympia was chartered-in for the entire year, and another vessel for only a month.

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

Operating expenses per ship per day for the fleet increased from $5,498 for the year ended December 31, 2002 to $5,946 for the year ended December 31, 2003, an 8.2% increase. For the most part, this increase was due to the fall in value of the dollar against the Euro over the year. Approximately a quarter of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. Increased insurance costs and extra repairs and spares also contributed to increased running costs.

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

Management Fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. Since January 1, 2002 each vessel (excluding temporarily chartered-in vessels) bears a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management. We believe this to be a very competitive fee to pay for such services. Management fees totaled $4.5 million during the year ended December 31, 2003, compared to $3.2 million for the year ended December 31, 2002, an increase of 38.0%, in line with the increase in available days provided by the newly acquired vessels to the fleet.

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

Operating Income

As a result of the foregoing, income from vessel operations was $70.7 million during the year ended December 31, 2003 versus $14.4 million during the year ended December 31, 2002, representing a 392.7% increase.

Interest and Finance Costs

Net interest and finance costs increased from $11.4 million during the year ended December 31, 2002 to $12.4 million during the year ended December 31, 2003, an 8.7% increase. Actual loan interest costs increased from $11.2 million to $16.6 million, a 48.2% increase. This increase is due to total average bank loans increasing from approximately $271 million in 2002 to approximately $473 million in 2003 (an increase of 75%), but offset by the average overall interest rate (including actual interest payable on interest rate swaps) decreasing from approximately 4.5% in 2002 to 3.5% in 2003. The actual interest payable on the swaps amounted to $4.5 million in 2003 compared to $2.7 million in 2002, the increase being due to the reduction in long term interest rates.

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

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $73.3 million at December 31, 2004 compared to approximately $33.5 million as at December 31, 2003. Current assets increased from $117.0 million at December 31, 2003 to $155.3 million at December 31, 2004 due to the increased cash balances rising from $86.3 million as at December 31, 2003 to $118.4 million (including restricted cash) and due to increased trade and other receivables. Current liabilities decreased from $83.5 million to $80.5 million at December 31, 2004 due mainly to decreases in the current portion of the long term debt and the fair market valuation of the existing interest rate financial instruments. These decreases were offset partially by increases in accrued liabilities and unearned revenue.

Net cash provided by operating activities was $153.6 million in the year ended December 31, 2004 compared to $84.2 million in the previous year, an 82.5% increase. The increase is mainly due to the record income generated by the freights achieved in the record market as described in the preceding sections, the increase in earnings days and the improved utilization rate.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2004 on dry-dockings amounted to $3.6 million compared to $15.1 million in 2003. Programmed expenditure on dry-dockings had been higher in previous years due to the timing of special and intermediate surveys on the older vessels and the requirement for the newer vessels, delivered since 1997, to undertake their first special survey. However, in 2004, dry-docking work was limited only to the Aframax Tamyra (Olympia being paid for by the owner), with initial payments also being made on the Bregen and Victory III to be completed in 2005 (together with dry-dock work on the Hesnes).

Net cash used in investing activities was $94.1 million for the year 2004, compared to $91.8 million for the year 2003. As in 2003, almost all the use of cash in 2004, amounting to $166.3 million, relates to the ongoing new-building program, plus the acquisition of the VLCC La Madrina. During the year, an amount of $23.9 million was paid for the delivery from Hyundai MIPO yard in S. Korea of the product carrier Delos in June, 2004. A further $95.9 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) for vessels under construction, specifically the four Suezmaxes (expected delivery April 2005, September 2005, January 2006 and March 2006), the two Aframaxes (expected delivery June 2005 and May 2007), the six Handysize product carriers ordered from Hyundai MIPO (expected delivery January 2005, June 2005, June 2006, October 2006, February 2007, May 2007).

Within 2004, the Company entered into contracts to construct a further eight vessels, four ice-class product carriers, two ice-class suezmaxes, an LNG carrier and an Aframax. A contract was also purchased for a further Aframax already under construction, bringing the total number of vessels on order as at December 31, 2004 to fifteen (see below section on fleet development). Including the Didimon (contract price of $25.8 million and delivered in January 2005), the anticipated payment schedule on these vessels, which is subject to change if there are delays or advanced work, is as follows (amounts in $ million):

	Prior to 2004	2004 Paid	2005	2006	2007	Total
Quarter 1		36.7	35.0	81.7	167.3
Quarter 2		17.4	127.8	52.8	88.5
Quarter 3		24.8	39.7	11.7	0
Quarter 4		11.4	20.4	27.0	0

Total Year	24.4	90.3	222.9	173.2	255.8	766.6

In 2003 the Company sold the Decathlon and Pentathlon, and sale proceeds amounted to $108.9 million. Net sale proceeds in 2004 from the sale of the product carrier Delos, the Panamax Liberty and the Aframax Toula Z amounted to $83.6 million in total. In 2003, the Company received an amount of $11.2 million from Lauritzen Kozan S.A., for the return of the initial investment in the joint venture LauriTen Ltd.

In 2004 the Company placed $5.0 million in each of two separate structured notes with three years duration. Each note is guaranteed by the issuer to return the amount invested. The notes also provide for a return based on a related stock exchange index should the index increase over the given period.

Net cash used in financing activities was $29.4 million in 2004 compared to $54.8 net cash derived from financing activities in 2003. Proceeds from new bank loans in 2004 amounted to only $40.0 million compared to $159.9million in the previous year. Prepayments of debt amounted to $87.5 million and scheduled repayments to $39.9 million in 2004 compared to total loan reimbursements of $93.2 million in 2003. In May 2004, an equity offering of 2,875,000 common shares on the New York Stock Exchange raised a net $80.1 million after all related costs and expenses.

No shares were repurchased within 2004. During 2003, the Company purchased 140,100 shares in the open market in a buy-back program at a cost of approximately $1.8 million. The transactions were open market based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were cancelled in accordance with Bermudan regulations. A new buy-back program was announced in January 2005. During 2004, the staff of the Tsakos Group exercised 18,000 shares at $10 each and another 130,913 options at $12 each which, in total, provided $1.8 million.

A cash dividend of $0.50 per common share was paid in April 2004 representing the final dividend for the fiscal year 2003 and a $0.70 per common share was paid in November 2004 as the first dividend for the fiscal year 2004. In total, the two dividends amounted to $22.7 million. A further dividend for the fiscal year 2004 has been declared, to be paid on April 26, 2005. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on estimated earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment In Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We raise the funds for investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2004, we were committed to fifteen newbuilding orders totaling approximately $766.6 million, of which $114.7 million had been paid by December 31, 2004 and $149.7 million had been paid by March 31, 2005. Of the fourteen vessels that were on order at March 31, 2005, with a total contract value of $ 740.8 million, there was still $616.9 million remaining to be paid as at March 31, 2005.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt. As of March 31, 2005, we had arranged with various major international banks financing totaling $382.8 million for eleven of the fourteen new buildings under construction ($409.0 million as of December 31, 2004).

In December 2003, the Company entered into a contract to acquire a double-hull VLCC (299,700 dwt), built in January 1994, for an amount of $51.5 million. An amount of $ 5.2 million was paid as an advance. The balance of $46.3 million was paid on delivery in January 2004 and the vessel was renamed La Madrina. A loan of $40.0 million was raised from Citibank Corporation to partially provide the finance in this respect.

Summary Of Loan Movements Throughout 2004:

Loan	Vessel	Balance at January 1, 2004 (in millions)	New Loans (in millions)	Repaid (in millions)	Balance at December 31, 2004 (in millions)
Syndicated credit facility	15 vessels	$154.0	$0	$43.9	$110.1
Syndicated credit facility	Millennium	44.9	0	3.4	41.5
12-year term loan	Opal Queen	27.9	0	1.8	26.1
10-year term loan	Silia T.	30.4	0	1.8	28.6
Syndicated credit facility	Triathlon, Marathon	65.7	0	65.7	0
10-year term loan	Maya, Inca	53.0	0	4.0	49.0
10-year term loan	Aztec	25.2	0	1.6	23.6
10-year term loan	Parthenon	25.6	0	1.6	24.0
10-year term loan	Andes	26.0	0	1.5	24.5
8-year term loan	La Madrina	0	40.0	2.2	37.8
Total		$452.6	$40.0	$127.5	$365.2

Undrawn amounts relating to the above syndicated credit facility for the Triathlon, Marathon as at December 31, 2004 amounted to $61.7 million.

As a result of such financing activities, long-term debt decreased in 2004 by a net amount of $87.4 million, compared to a net increase of $66.7 million in 2003. The average debt to capital ratio was approximately 41.3% by December 31, 2004 or, in net terms, 32.2%. Interest rate swap instruments (including the de-designated swap with a notional coverage of $50 million) currently cover approximately 70% of the outstanding debt, and further coverage is being arranged with major banks. The two remaining swaps which did not meet hedging criteria and covered a notional $100 million expired in July 2004.

In January 2005, the Company obtained a term loan facility for $26.3 million to partially finance the acquisition of the product carrier Didimon on delivery. The loan will be repaid in 20 equal semi-annual installments with a balloon payment of $11.7 million to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel, an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

As at December 31, 2004, total debt outstanding was $365.2 million. Annual principal payments scheduled from January 1, 2005, are as follow (these may change depending on prepayments and new loan arrangements):

Year	Principal Payment (in millions)
2005	$39.7
2006	144.2
2007	15.7
2008	15.4
2009	15.2
2010 and thereafter	135.0

Total	$365.2

Off-Balance Sheet Arrangements

(Not Applicable)

Sale And Lease Back Transaction

During 2002 the Company took delivery of the newly constructed Suezmaxes Decathlon and Pentathlon. In October and November 2003, the Company sold and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8.3 million and $7.5 million respectively were deferred and are amortized over the five year lease period. During 2004, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $8.3 million each.

Contractual Obligations as of December 31, 2004:

	Payments due by period (in millions)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations	$365.2	$39.7	$159.9	$30.6	$135.0
Long-Term Debt Obligations (drawdown January 2005)	$26.3	$0.7	$3.0	$3.0	$19.6
Capital (finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$85.7	$24.4	$47.4	$13.9	—
Purchase Obligations (newbuildings)	$651.9	$222.9	$429.0	—	—
Other Long-Term Liabilities	—	—	—	—	—
Management Fees	$80.3	$7.9	$16.2	$8.6	$47.6

As at March 31, 2005 financing arrangements amounting to $382.8 million had been made for a further 11 future deliveries. Drawdowns under these arrangements are $104.0 million in 2005 (after March 31), $135.0 million in 2006 and $143.8 million in 2007 relating to the existing newbuilding program. Arrangements have not yet been finalized for an Aframax to be delivered in June 2005 and two vessels to be delivered in 2007.

Under the terms of the management agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board. Future management fees payable under this management agreement are shown above as contractual obligations.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2005, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	72	Chairman of the Board of Directors	1994
Nikolas P. Tsakos	41	President, Chief Executive Officer and Director	1993
Michael G. Jolliffe	55	Deputy Chairman of the Board of Directors	1993
George V. Saroglou	40	Chief Operating Officer and Director	2001
Paul Durham	54	Finance Director and Chief Accounting Officer	—
Torben Janholt	59	Director	2002
Peter Nicholson	71	Director	1993
Francis T. Nusspickel	64	Director	2004
William O’Neil	77	Director	2004
Angelos Plakopitas	67	Director	2003
Antonio Taragoni	74	Director	1993
Paul B. Labrinakos	50	Chief Marine Officer	2002

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

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is a member of the Board of Directors of Dryships Inc., an owner and operator of dry-bulk carriers, whose shares of common stock are listed on the NASDAQ National market. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City University Business School in London in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Deputy Chairman of the Board since July 2001 and a director of the Company since September 1993. Mr. Jolliffe is also Vice-Chairman of both Klonatex S.A. and Naoussa Spinning Mills SA., two companies quoted on the Athens Stock Exchange that together form the third largest integrated textiles company in Europe. From 1997 until March 2004, he was a director of Royal Olympic Cruise Lines Inc. (Nasdaq: ROCLF). Recently, some subsidiaries of Royal Olympic Cruise Lines, Inc. filed for bankruptcy protection. Mr. Jolliffe is also Chairman of Wigham-Richardson Shipbrokers Ltd, one of the oldest established shipbroking companies in the City of London, and of Shipping Spares Repairs and Supplies Ltd, an agency company based in Piraeus, Greece. Additionally, Mr. Jolliffe is the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains. Mr. Jolliffe is a member of the Audit Committee and Chairman of the Capital Markets Committee.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer since 1996 and a director of the Company since 2001. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

PAUL DURHAM

FINANCE DIRECTOR

Mr. Durham joined the Tsakos Group in 1999 and has served as our Finance Director and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of its United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been a member of our Board since October 2002. He has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992 he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J.Lauritzen Group and Chairman-elect of the Danish Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builders. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990-2000) and chairman of Carisbrooke Shipping Plc (from 1990-1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004 and is a trustee of the International Lifeboat Federation. He joined the Company’s Board as a founder director in 1993 and was Chairman of the Audit Committee until February 2005. He remains a member of the Audit Committee.

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He served as a member of Arthur Andersen’s Transportation Industry Group and worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and is presently Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. He is Chairman of the Audit Committee since February 2005.

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the IMO, the United Nations agency charged with monitoring maritime safety and preventing pollution from ships. Mr. O’Neil first was elected Secretary-General of the IMO in 1990. He served a second term with the IMO beginning in 1994, a third term beginning in 1998 and a further two-year term beginning in 2002. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport. He was Commissioner of the Canadian Coast Guard from 1975 until 1980 and later became President and Chief Executive Officer of the St. Lawrence Seaway Authority, a position he held until joining IMO. Mr. O’Neil has been associated with the IMO since 1972 when he represented Canada at the IMO Council. He became Chairman of the IMO Council in 1980 and was re-elected four times. Mr. O’Neil graduated in 1949 with a degree in civil engineering from the University of Toronto.

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

ANTONIO TARAGONI

DIRECTOR

Mr. Taragoni has been involved in the shipping industry since 1955, initially with Ballestrero, Tuena and Canepa, an Italian ship agent. In 1961, he founded and is President of Nolarma Noleggi & Armamento Srl, presently one of the largest Italian ship agents. This company has much experience in ship management. Mr. Taragoni is also the Founder and President of Nolarma Tankers Srl, a large Italian tanker shipbroking firm. He was a Council Member of Intertanko from 1973 to 1995 and a Council Member of Porto Petroli SpA of Genoa from 1975 to 1996. Mr. Taragoni has been a director of the Company since inception.

PAUL B. LABRINAKOS

CHIEF MARINE OFFICER

Mr. Labrinakos was appointed Chief Marine Officer of the Company in June 2002 with the responsibility of overseeing newbuilding vessels and monitoring the Company’s managed fleet. He has served with the Tsakos Group since 1992, first as Technical Manager based in New York and later in Athens as Technical Director, responsible for the technical supervision of a fleet of 60 vessels. He created the New Projects Department of the Tsakos Group. Earlier in his career, he worked for other major shipping and industrial companies. He has supervised and been involved in the design and building of over 50 newbuilding vessels. He has seagoing experience on both bulk carriers and tankers. Mr. Labrinakos is a member of several maritime technical committees both in Europe and the United States. He graduated from Athens National Technical University as a Naval Architect and Marine & Mechanical Engineer. He has also completed technical studies in Germany and in the United States.

Board of Directors

In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2004, we had ten members on our Board. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2004, the full Board held three meetings. Each director attended all of the meetings of the Board and meetings of committees of which the director was a member. The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) and Mr. Angelos Plakopitas the Board believes that none of the other directors (Messrs. Stavropoulos, Jolliffe, Janholt, Nicholson, Taragoni, Nusspickel and O’Neil) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

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

To promote open discussion among the independent directors, those directors will meet in 2005 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2006. Mr. Stavropoulos has served as the Presiding Director for purposes of these meetings.

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

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Ethics

•	a Corporate Governance, Nominating and Compensation Committee Charter; and,

•	an Audit Committee Charter.

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

Audit Committee

The members of the Audit Committee are Messrs. Nusspickel, Nicholson, Stavropoulos and Jolliffe, each of whom is an independent Director. Mr. Nusspickel has been elected Chairman of the Audit Committee following the February 2005 Audit Committee Meeting. The Audit Committee is governed by a written charter, which is approved and annually reviewed by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission and the New York Stock Exchange, and that all members of the Audit Committee fulfill the requirement of being financially literate. The Audit Committee is responsible for, among other things:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	reviewing the Company’s relationship with external auditors, including considering audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussing with the external auditors such issues as compliance with accounting principles and any proposals which the external auditors have made vis-à-vis the Company’s accounting principles and standards and auditing standards;

•	reviewing the Company’s financial reporting and internal control functions;

•	reviewing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Nicholson, Jolliffe, Stavropoulos, Nusspickel, O’Neil, Janholt and Taragoni, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee and during recent meetings has requested Mr. Stavropoulos to serve as the Presiding Director of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the members of the Board and its various committees, and

•	designing and overseeing the long-term incentive compensation program of the Company.

During 2004, there were three meetings of the Committee.

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

Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. For the year ended December 31, 2004, the aggregate cash compensation of all of the members of the Board was approximately $375,000, as per the following fee allocation which was approved by the shareholders of the Company in 2004:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a management fee per month for each of our ships. See “Management and Other Fees” in Item 7 of this Annual Report for more information on the management fees we paid for the year ended December 31, 2004.

The Company’s directors and senior management also eligible to receive compensation directly from the Company in the form of stock options. The last options to purchase our common shares were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. We do not provide benefits for directors upon the termination of their service with us.

The Corporate Governance, Nominating and Compensation Committee adopted in 2004 a management incentive program based on the return on equity (R.O.E.) measured on year beginning book value per share and basic earnings per share for the year. US GAAP accounting shall define the value of the components. The incentive award scale is:

R.O.E	Amount of award
Above
15.0%	$1.00 million
17.5%	$1.25 million
20%	$1.60 million
22.5%	$2.00 million
25%	$2.50 million

For the operations of 2004, Tsakos Energy Management has earned an award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 41%. The management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2004 award was approved by the Company’s Board of Directors on February 23, 2005.

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

1998 Plan. The purpose of the 1998 Plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the 1998 Plan. As at December 31, 2002, a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping held options to purchase 450,000 common shares under the 1998 Plan. In August 2001, all outstanding stock options under the 1998 Plan were vested and all company performance conditions to the exercise of such options were removed by the board of directors. During 2003, holders of options to acquire an aggregate of 269,000 common shares at $10 per share exercised the options held by them. The weighted average exercise price for the outstanding options at December 31, 2004 was $12.0. During 2004, holders of options to acquire an aggregate of 18,000 shares at $10 per share and 130,913 common shares at $12 per share exercised the options held by them.

As of March 31, 2005, there are 28,350 unexercised options to purchase common shares at $12 per share under the 1998 Plan. Such options must be exercised on or before June 2006. These options will continue to be governed by the 1998 Plan. No further options will be granted under the 1998 Plan.

2004 Plan. The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers, consultants and the employees of the Company, its subsidiaries and the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof. As of the date of this annual report, no awards have been granted under the 2004 Plan.

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

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $47.5 million in 2004. At December 31, 2004, we had outstanding advances to Tsakos Shipping of $5.2 million in respect of such expenses.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $5.3 million and supervisory fees of $2.1 million relating to the construction of our vessels in 2004.

Based on the results of operations for 2004, Tsakos Energy Management has earned an incentive award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 41%. This is the highest possible award that Tsakos Energy Management may be awarded under this incentive program.

Management agreement

Our management agreement with Tsakos Energy Management was amended and restated on September 28, 2004 and has a term of ten years from the effective date of July 1, 2004. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•	a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2004 would have resulted in a payment of approximately $60 million. Following a change of control of Tsakos Energy Management without the prior approval of our Board, we may terminate the management agreement giving 180 days notice.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. In June 1998, the management agreement was amended to require a flat management fee, without inflation adjustments, of $16,500 per vessel per month, or $15,000 if the vessel is under bareboat charter, for all vessels under management and under construction. As of January 1, 2002, all vessels had a management fee of $15,000 per month, regardless of charter type. A further change as of June 30, 2004, increased the fees payable on owned operating vessels to $18,000 per month, and reduced the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for the LNG carrier under construction where the fee is $18,000.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $4.1 million in 2004.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $4.9 million in 2004.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We have been charged by AirMania an aggregate amount of $1.3 million in 2004. AirMania was founded in 2000.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2005 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For purposes of this table, shares subject to options, warrants or rights or shares exercisable within 60 days of March 31, 2005 are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 20,164,468 common shares outstanding. Except as noted below, the address of all shareholders, officers and directors identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(2):
Kelley Enterprises Inc.(2)	1,652,212	8.2%
Marsland Holdings Limited(2)	1,024,234	5.1%
Redmont Trading Corp.(2)	820,356	4.1%
Sea Consolidation S.A. of Panama(1)	1,167,416	5.8%

DePrince Race & Zollo(3)	1,161,100	5.8%

Officers and Directors

D. John Stavropoulos	66,000	*
Nikolas P. Tsakos(4)	16,000	*
Michael G. Jolliffe	10,000	*
George V. Saroglou	4,500	*
Paul Durham	8,000	*
Torben Janholt	—	—
Peter Nicholson	11,000	*
Francis T. Nusspickel	400	—
William A. O’Neil	—	—
Angelos Plakopitas	—	—
Antonio Taragoni	10,000	*
Paul B. Labrinakos	6,350	—
All officers and directors as a group (12 persons)(4)	132,250	*

*	Less than 1%.
(1)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(2)	Kelley Enterprises Inc., Marsland Holdings Limited and Redmont Trading Corp. are wholly-owned subsidiaries of First Tsakos Investments Inc., which is in turn wholly-owned by Tsakos Holdings Foundation. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council that controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Accordingly, the two members of the Tsakos family that serve as council members of the Tsakos Holdings Foundation may be deemed to share voting and/or dispositive power with respect to the shares owned by the Tsakos Holdings Foundation and deemed the beneficial owners of such shares.
(3)	This information is derived from this shareholders Schedule 13 G filed with the SEC on January 10, 2005, relating to shares owned as of December 31, 2004.
(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Sea Consolidation S.A. of Panama, Redmont Trading Corp. or the Tsakos Holdings Foundation.

We effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange in March 2002. Accordingly, certain of our principal shareholders acquired their common shares either at or subsequent to this time. In addition, concurrent with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. We sold an additional 2,875,000 of our common shares from our shelf registration statement in May and June 2004. Our major shareholders have the same voting rights as our other shareholders. As of March 31, 2005, we had 56 shareholders of record. 31 of the shareholders of record were located in the United States and held in the aggregate 19,101,273 common shares representing approximately 94.7% of our outstanding common shares. However, the 31 United States shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 19,050,741 common shares. Accordingly, the Company believes that the shares held by CEDEFAST include common shares beneficially owned by both United States beneficial owners and non-United

States beneficial owners. As a result, these numbers may not accurately represent the number of beneficial owners in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1996 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Description of Capital Stock—Bermuda Law—Dividends”. See Item 3. Key Information—Risks Related to our Common Shares—We may not be able to pay cash dividends as intended”.

Item 9. The Offer and Listing

Our common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange. Following a decision of our Board of Directors, our common shares were de-listed from Oslo Børs on March 18, 2005 and our common shares are not actively traded on the Bermuda Stock Exchange.

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the symbol “TNP”. The following table shows the high and low closing prices for our common shares during the indicated periods.

	High	Low
2002 (Annual)	$16.40	$9.45
2002
First Quarter (March 5 to March 31)	$15.24	$14.70
Second Quarter	$16.40	$13.98
Third Quarter	$14.00	$9.45
Fourth Quarter	$15.46	$11.10

	High	Low
2003 (Annual)	$19.25	$11.34
2003
First Quarter	$15.15	$12.00
Second Quarter	$14.50	$11.34
Third Quarter	$15.08	$12.95
Fourth Quarter	$19.25	$14.20
December	$19.25	$15.98

	High	Low
2004 (Annual)	$43.42	$18.58
2004
First Quarter	$32.48	$18.58
Second Quarter	$34.45	$24.26
Third Quarter	$35.59	$26.95
Fourth Quarter
October	$40.70	$35.25
November	$43.42	$36.34
December	$39.65	$34.59
2005
First Quarter
January	$35.95	$32.30
February	$41.57	$36.90
March	$44.03	$37.50

Source: Bloomberg

Trading on the Oslo Børs

Our common shares have traded on the Oslo Børs since 1993 until we de-listed on March 18, 2005. Our trading symbol on the Børs was TEN. The following table shows the high and low closing prices for our common shares during the indicated periods. Despite the listing of our common shares on the Oslo Børs, the quoted prices and share volumes primarily reflect intermittent transactions that, in many cases, were privately negotiated. Accordingly, the quoted prices are not necessarily indicative of the share prices that would have been obtained had there been a more active market for our common shares. The trading prices for our common shares on the Oslo Børs are quoted in Norwegian kroner.

	High	Low
	NOK	NOK
1999	150.00	60.00
2000	120.00	60.00
2001	130.00	70.00
2002	120.00	71.86
2003	*	*
2004
First Quarter	*	*
Second Quarter	*	*
Third Quarter	125	125
Fourth Quarter	200	200
2005
January	*	*
February	*	*
March	*	*

Note: An asterisk (*) indicates that no trades were reported during this quarter.

Source: Bloomberg

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate for the purchase of Norwegian kroner, expressed in kroner per dollar, in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Year	High	Low	Average	Period-End
1999	8.0970	7.3970	7.8071	8.0100
2000	9.5890	7.9340	8.8131	8.8010
2001	9.4538	8.5391	8.9991	8.9724
2002	9.1110	8.8710	8.9593	8.9175
2003	8.7920	7.1950	8.0787	7.1950
2004	7.1341	6.0521	6.7368	6.0805

Note: Average represents the average of month-end rates.

Item 10. Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 40,000,000 shares, par value $1.00 per share. As of December 31, 2004 there were 20,175,536 outstanding common shares and outstanding options to purchase 31,087 common shares. As of March 31, 2005, there were 20,164,468 outstanding common shares and outstanding options to purchase 28,350 common shares.

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

Options

As of December 31, 2004, we had 31,087 stock options outstanding under our stock incentive plan, all of which are vested. To date, 2,737 of these options have been exercised. In August 2001, all outstanding stock options were vested and all company performance conditions to the exercise of such options were removed by the board of directors.

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

Anti-takeover effects of provisions of our charter documents. Several provisions of our Bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in our best interest and (2) the removal of incumbent officers and directors.

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

Transfer agent and registrar. The Bank of New York serves as transfer agent and registrar for our common shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the symbol TNP.

Other listings. Our common shares were listed on the Oslo Børs under the symbol TEN until a voluntary de-listing on March 18, 2005 and on the Bermuda Stock Exchange under the symbol TEN. Our common shares are no longer actively traded on either of these exchanges.

Material Contracts

There were no material contracts that we entered into outside the ordinary course of business during the two year period immediately preceding the date of this annual report.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2005 will be $2,336. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

United States federal income tax considerations

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares who or which is:

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

Application of Section 883 of the Internal Revenue Code

In General. In general, under the reciprocal exemption of Section 883 of the Internal Revenue Code, if a foreign corporation (1) is organized in a country that grants an equivalent exemption to corporations organized in the United States and (2) satisfies the requirements of Section 883(c) discussed below, then such foreign corporation will not be subject to United States federal income tax on United States-source income attributable to the operation of ships in international transportation. The determination as to whether a foreign country has granted an equivalent exemption is made separately for operating income, for income from time and voyage charters, for income from bareboat charters and for certain other types of income. We and our vessel-operating subsidiaries are organized under the laws of Bermuda, Cyprus, Liberia, Panama or Malta, each of which, at present, grants an equivalent exemption to United States corporations for operating income and for income from time and voyage charters and bareboat charters.

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

Section 883(c). Under Section 883(c) of the Internal Revenue Code, we and our vessel-operating subsidiaries will qualify for the reciprocal exemption for a taxable year if (1) individuals who are residents of qualified foreign countries directly or indirectly own over 50% of the value of our stock for at least half of the number of days in such taxable year (the “qualified ownership test”), or (2) our stock is considered to be primarily and regularly traded on one or more established securities markets in the United States (the “publicly traded test”).

We have not established that we will be able to demonstrate that we satisfied the qualified ownership test for 2004 or any prior taxable year. We do not believe that we satisfied the publicly traded test for any taxable year prior to 2002. For 2002 through 2004, although it is unclear what requirements needed to be met in order to satisfy the publicly traded test, we have taken the position that we satisfied the publicly traded test, as during those years (i) the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregated number of our common shares traded on established securities markets in Norway or any other single foreign country and (ii) we believe that during those years our common shares were regularly quoted by one or more dealers that made a market in our shares. It is possible that the Internal Revenue Service could disagree with our position.

Under Treasury regulations that are effective for 2005 and subsequent years, satisfaction of the publicly traded test for a taxable year in which we have only common shares outstanding will require that:

•	our common shares are listed during such taxable year on one or more established securities markets in the United States

•	the number of our common shares that are traded during the taxable year on an established securities market in the United States exceed the aggregate number of our common shares that are traded during such taxable year on established securities markets in any other single country

•	either (i) our common shares are regularly quoted during such taxable year by dealers making a market in our common shares (for this purpose, a dealer is treated as making a market only if the dealer regularly and actively offers to, and in fact does, purchase our common shares from, and sell our common shares to, unrelated customers in the ordinary course of a trade or business) or (ii) (A) trades in our common shares are effected, other than in de minimis quantities, on established securities markets in the United States on at least 60 days during the taxable year (or a proportionate number of days in a short taxable year) and (B) the aggregate number of common shares that are traded on established securities markets in the United States during such taxable year are at least 10% of the average number of our common shares outstanding during the taxable year (or a specified lesser percentage, in the case of a short taxable year).

We believe that we will satisfy the requirements described above for 2005 and subsequent taxable years. However, under Treasury regulations in effect for 2005 and subsequent years, even if we satisfy the requirements described above, we will not satisfy the publicly traded test for any year in which we have only common shares outstanding if, for more than half of the number of days during the taxable year, one or more persons that own, actually or under applicable constructive ownership rules, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of our common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of shares from owning 50 percent or more of our common shares for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. For purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

In determining whether our shares are closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities Exchange Commission to identify our five percent shareholders. Based upon current filings, and our beliefs regarding which of our shareholders are investment companies registered under the Investment Company Act of 1940, as amended, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2009 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

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

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive income (or “passive category income” for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, financial services income (which will be treated as “general category income” for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2009, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our taxable year beginning January 1, 2004 or that we will be treated as a PFIC for our taxable year beginning January 1, 2005 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2004 or for any subsequent taxable year.

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

The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service

Documents on Display

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

In August 2001, we created a Risk Committee, which is comprised of our finance director and a standing committee of the board of directors. The primary role of the Risk Committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our technical manager;

•	All recommendations to enter into a derivative contract must be reviewed by a combined team of officers and advice is taken, as applicable, from third-party sources (e.g., our bankers, other banks, bunker brokers, insurers, etc.);

•	Any recommendation must be formalized into a specific proposal which defines the risks to be managed, the action to be implemented, and the benefits and potential risks of the proposed derivative contract, which proposal shall be presented to the risk committee; and

•	All derivative contracts must be approved by the Risk Committee and the board of directors.

Interest rate risk

In July 2001, we entered into:

•	two interest rate swap agreements having two year terms (expired in July 2003) with notional amounts of $15 million and $30 million, respectively; and

•	two interest rate swap agreements having three year terms (expired July 2004 and August 2004) with notional amounts of $80 million and $20 million respectively.

The first two agreements, amounting to a notional amount of $45 million, related to a secured credit facility which had an outstanding balance at the time of their expiry in July 2003, of $44.9 million. The other two agreements, with notional amounts totaling $100 million, relate to a secured credit facility which had an outstanding balance of $140.6 million by the time of their expiry in August 2004. Under U.S. generally accepted accounting principles, these swap arrangements did not meet hedging criteria and, therefore, the change in fair value of these swap agreements was reflected in the Company’s statement of income. The fair value may be defined as the amount by which the present value of all future variable rate payments differs from the present value of all the future fixed rate payments. As at December 31, 2002, this difference amounted to negative $7.2 million, of which $3.8 was charged in 2002 and $3.4 million in 2001. However, in 2003, due to the expiry of two of the swaps in July 2003, and partly because of the expectation of increasing rates, there was a net reversal of these charges by $3.5 million, leaving a negative balance of $3.7 million at December 31, 2003, all of which was reversed by August 2004, by which time the remaining two swaps had expired

During 2002, the board of directors passed a resolution providing that all future interest rate swaps to be entered into by the Company must conform to hedging criteria. All changes in fair value for such swaps would be reflected in the statement of shareholders’ equity and not the income statement.

New swaps

1. On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2003 and expiring January 21, 2008. The notional amount of the swap is $50 million and it was initially accounted for as a hedge of the Company’s variable interest rate payments primarily on $47.2 million of a syndicated loan. However, following the repayment of the main loan in May 24, the swap was not effectively re-designated to any other loan and consequently ceased to qualify for hedge accounting as of that date. As a consequence, its accumulated negative change in fair value of $861 thousand as of the date of the loan repayment was transferred out of other comprehensive income and was reclassified in interest and finance costs, net in the income statement. Similarly, the negative change in fair value since the date of the loan repayment, amounting to $353 thousand, has been charged directly to interest and finance costs, net in the income statement. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below, or 3.75% or below, on the swap fixing dates during 2004, 2005, 2006, or 2007, respectively, the Company pays interest at a rate of 4.0%.

2. On March 28, 2003, the Company entered into a five-year interest rate swap with a chance range agreement, effective for the period commencing May 9, 2003 and expiring May 9, 2008. The notional amount of the swap is $20 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $20 million of a syndicated loan which had an outstanding balance of $26.1 million on March 31, 2005. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9, 2005, then the Company will pay 3.9%. From May 9, 2005 to 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5%, in which event the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2004 was a negative $56 thousand and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

3. On April 2, 2003, the Company entered into a five-year interest rate collar swap, effective for the period commencing July 30, 2003 and expiring July 30, 2008. The notional amount of the swap is $21.5 million and it is accounted for as a hedge of the Company’s variable interest rate payments on $21.5 million of a syndicated loan which had an outstanding balance of $27.7 million on March 31, 2005. The Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and 2005, if LIBOR is at or below 1.75%, the Company will pay 4%. From July 30, 2005 to 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% when the Company will pay 4.5%. The fair value of this swap agreement at December 31, 2004 was a negative $47 thousand and was reflected as a liability and component of shareholders’ equity in “other comprehensive loss” in our balance sheet.

4. On July 8, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing January 21, 2004 and expiring January 21, 2009. The notional amount of the swap is $ 35.99 million. It is accounted for as a hedge of the Company’s variable interest rate payments on $17.5 million of a loan which had an outstanding balance of $47.0 million on March 31, 2005 and on $17.6 million of a loan which had an outstanding balance of $23.2 million on March 31, 2005, plus $0.9 million as part of a further loan. A cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, 2.75% in the three years commencing July 8, 2005. The fair value of this swap agreement at December 31, 2004 was a positive $252 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

5. On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, effective for the period commencing July 21, 2003 and expiring July 21, 2008. The notional amount of the swap is $33.84 million for the first 4 years and $24.0 million for another one year. It is accounted for as a hedge of the Company’s variable interest rate payments on $33.84 million of a loan which had an outstanding balance of $39.6 million on March 31, 2005. A cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006. The fair value of this swap agreement at December 31, 2004 was a positive $202 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

6. On April 2, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing April 6, 2004. The notional amount of the swap, which declines in relation to the loan, was initially $40 million and $37.8 million at December 31, 2004 and is currently $ 35.5 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $35.5 million on March 31, 2005. A cap at 2% is in place throughout the five year period. If 12 month LIBOR is at or above 3.55% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 4.55% in the second year, 5.0% in the third year, 5.5% in the fourth year or 6.0% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $359 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

7. On June 16, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 17, 2004. The notional amount of the swap, which declines in relation to the loan, was $24.5 million initially and at December 31, 2004 and is currently $23.5 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.5 million on March 31, 2005. A cap at 2.75% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 6.0% in the third year, 6.25% in the fourth year or 6.5% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $230 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

8. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 9, 2004. The notional amount of the swap, which declines in relation to the loan, was $24.5 million initially and at December 31, 2004 and is currently $ 23.8 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.8 million on March 31, 2005. A cap at 3% is in place throughout the five year period. If 12 month LIBOR is at or above 4.10% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 5.3% in the third year, and 6.0% in the fourth year or between 6.25 and 6.5% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $58 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

9. On June 17, 2004, the Company entered into a five-year interest rate swap agreement, effective for the period commencing September 9, 2004. The notional amount of the swap, which declines in relation to the loan, is $ 23.6 million. It is accounted for as a hedge of the Company’s variable interest rate payments on a loan which had an outstanding balance of $23.6 million on March 31, 2005. A cap at 3% is in place throughout the five year period. If 12 month LIBOR is at or above 4.25% at the period ending January 29, 2005, the cap is eliminated. Similarly, if the 12 month LIBOR reaches 5.0% in the second year, 5.25% in the third year, 5.75% in the fourth year or between 6.05 and 6.3% in the fifth year, the cap is eliminated. The fair value of this swap agreement at December 31, 2004 was a positive $137 thousand and was reflected as an asset and component of shareholders’ equity in “other comprehensive income” in our balance sheet.

As of March 31, 2005, we had $379.1 million of long-term variable rate debt outstanding under our secured credit facilities. The earnings and cash flow impact for the next year resulting from a one-percentage point increase in interest rates would be a reduction of $3.79 million. This is based on the current debt outstanding and current amortization schedule, without taking into account the swap arrangements discussed above.

We currently have $219.5 million in effective hedging swaps and a further $50 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be a decrease of approximately $1.8 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $5.8 million in earnings and cash flow.

Foreign exchange rate fluctuation

The international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in euros. During fiscal 2004, approximately 25% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the New York Stock Exchange.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2004 and 2003.

The chart below sets forth the total amount billed to us by Ernst & Young for services performed in 2004 and 2003 and breaks down these amounts by the category of service (in Euros).

	2003	2004
Audit fees	214,104	191,475
Audit-Related fees	24,000	33,120
Tax fees	—	18,000
All other fees	—	—

Total fees	238,104	242,595

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2004 and 2003 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2004, by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2003. None of the declarations indicated a tax liability. Ernst & Young did not provide any tax services for 2003.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2004 and 2003.

Pre-approval Policies and Procedures

The Audit Committee Charter sets forth the Company’s policy regarding retention of the independent auditors, requiring the Audit Committee to review and approve in advance the retention of the independent auditors for the performance of all audit and lawfully permitted non-audit services and the fees related thereto. The Chairman of the Audit Committee or in the absence of the Chairman, any member of the Audit Committee designated by the Chairman, has authority to approve in advance any lawfully permitted non-audit services and fees. The Audit Committee is authorized to establish other policies and procedures for the pre-approval of such services and fees. Where non-audit services and fees are approved under delegated authority, the action must be reported to the full Audit Committee at its next regularly scheduled meeting.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

Reference is made to pages F-1 through F-31 incorporated herein by reference.

Item 19. Exhibits.

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.2	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.3	Form of Management Agreement, dated May 30, 1996, between Tsakos Energy Navigation Limited (formerly MIF Limited) and Tsakos Energy Management Limited (formerly Absolute Navigation Limited), as amended on June 5, 1998 as further amended*

4.4	Form of Amended Management Agreement, dated September 28, 2004 between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Finance Director and Chief Accounting Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Finance Director and Chief Accounting Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ NIKOLAS P. TSAKOS
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 15, 2005

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED, and subsidiaries (“the Company”), as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and its subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.

Athens, Greece

March 11, 2005.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2004

(Expressed in thousands of United States Dollars – except per share data)

	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$86,813	$116,922
Cash, restricted	—	1,453
Receivables-
Trade accounts receivable, net	13,401	20,206
Insurance claims	2,749	1,282
Due from related company (Note 4)	3,836	5,173
Advances and other	5,586	3,828

	25,572	30,489

Inventories (Note 5)	3,381	4,059
Prepaid insurance and other	1,205	2,347

Total current assets	116,971	155,270

INVESTMENTS (Note 3)	—	10,000
FIXED ASSETS:
Advances for vessels under construction and acquisitions (Note 6)	33,420	121,260

Vessels (Notes 7 and 9)	800,870	805,148
Accumulated depreciation (Note 7)	(146,208)	(168,874)

Vessels’ Net Book Value	654,662	636,274

Total fixed assets	688,082	757,534

DEFERRED CHARGES, net (Note 8)	20,454	15,184

Total assets	$825,507	$937,988

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt (Note 9)	$41,602	$39,693
Accounts payable-
Trade	15,609	14,937
Due to related companies	3,326	2,657
Other	1,825	1,454

	20,760	19,048

Accrued liabilities	6,112	8,632
Accrued bank interest	2,276	2,653
Financial Instruments - Fair value (Notes 12 and 17)	5,097	78
Unearned revenue	3,611	6,435
Deferred Income, current portion (Note 11)	4,005	4,005

Total current liabilities	83,463	80,544

LONG-TERM DEBT, net of current portion (Note 9)	411,018	325,471

DEFERRED INCOME, net of current portion (Note 11)	16,457	12,452

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 40,000,000 shares authorized at December 31, 2003 and 2004; 17,151,623 and 20,175,536 issued and outstanding at December 31, 2003 and 2004, respectively	17,152	20,176
Additional paid-in capital (Notes 10 and 13)	203,631	282,451
Other comprehensive income/(loss)	(1,431)	1,136
Retained earnings	95,217	215,758

Total stockholders’ equity	314,569	519,521

Total liabilities and stockholders’ equity	$825,507	$937,988

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars—except per share data)

	2002	2003	2004
VOYAGE REVENUES (Note 1):	$130,004	$241,365	$318,278

EXPENSES:
Commissions (Note 4b)	6,364	11,296	13,065
Voyage expenses	25,125	48,152	42,109
Charter hire expense	7,713	13,146	24,341
Vessel operating expenses (Notes 4b, 4c, 4d and 15)	32,347	49,949	53,900
Depreciation (Note 7)	24,429	32,877	35,377
Impairment loss (Notes 7 and 8)	10,781	—	—
Amortization of deferred charges (Note 8)	4,315	7,835	8,753
Provision for doubtful receivables	—	700	933
Management fees (Note 4a)	3,239	4,470	5,328
General and administrative expenses (Note 4e)	1,261	2,415	3,099
Management incentive award (Note 4a)	—	—	2,500
Foreign currency losses	84	389	185
Amortization of deferred gain on sale of vessels (Note 11)	—	(541)	(3,167)
Gain on sale of vessels, net (Note 7)	—	—	(13,608)

Operating income	14,346	70,677	145,463

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels, net (Note 7)	—	—	7,757
Interest and finance costs, net (Notes 9 and 12)	(11,385)	(12,372)	(10,135)
Interest Income	736	387	761
Share of profits of joint venture (Note 2(m))	197	602	—
Other, net	—	(242)	(556)

Total other income (expenses), net	(10,452)	(11,625)	(2,173)

Net Income	$3,894	$59,052	$143,290

Earnings per share, basic (Note 14)	$0.25	$3.45	$7.53

Earnings per share, diluted (Note 14)	$0.25	$3.44	$7.51

Weighted average number of shares, basic	15,717,065	17,134,347	19,034,727

Weighted average number of shares, diluted	15,854,904	17,187,859	19,080,975

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars – except per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)		Total Stock- Holders’ Equity
BALANCE, January 1, 2002		$9,629	$108,603	$52,836	$		171,068
Net income	3,894			3,894			3,894
- Issuance of common stock		7,350	102,900				110,250
- Expenses related to the issuance of common stock			(9,868)				(9,868)
- Issuance of common stock on acquisition of shares in LauriTen Ltd. (Note 2m)		217	3,033				3,250
- Repurchase and cancellation of common stock ( 172,800 shares)		(173)	(1,806)				(1,979)
- Cash dividends declared and paid ($0.50 per share)				(8,542)			(8,542)
- Fair value of financial instruments	(629)					(629)	(629)

Comprehensive income	$3,265

BALANCE, December 31, 2002		$17,023	$202,862	$48,188		$(629)	$267,444

Net income	59,052			59,052			59,052
- Exercise of stock options (Note 10)		269	2,421				2,690
- Repurchase and cancellation of common stock ( 140,100 shares)		(140)	(1,652)				(1,792)
- Cash dividends declared and paid ($0.70 per share)				(12,023)			(12,023)
- Fair value of financial instruments	(802)					(802)	(802)

Comprehensive income	$58,250

BALANCE, December 31, 2003		$17,152	$203,631	$95,217		$(1,431)	$314,569

Net income	143,290			143,290			143,290
- Issuance of common stock		2,875	78,143				81,018
- Expenses related to the issuance of common stock			(926)				(926)
- Exercise of stock options (Note 10)		149	1,603				1,752
- Cash dividends declared and paid ($1.20 per share)				(22,749)			(22,749)
- Fair value of financial instruments	1,706					1,706	1,706
- Reclassification of losses on undesignated cash flow hedges (Note 12)	861					861	861

Comprehensive income	145,857

BALANCE, December 31, 2004		$20,176	$282,451	$215,758		$1,136	$519,521

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

	2002	2003	2004
Cash Flows from Operating Activities:
Net income	$3,894	$59,052	$143,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	24,429	32,877	35,377
Impairment loss	10,781	—	—
Amortization of deferred dry-docking costs	4,315	7,835	8,753
Amortization of loan fees	286	686	368
Amortization of deferred income	(838)	(1,379)	(4,005)
Change in fair value of interest rate swaps	3,822	(3,543)	(2,452)
Share of profits in joint venture	(197)	(602)	—
Payments for dry-docking	(8,265)	(15,114)	(3,632)
Gain on sale of vessels, net	—	—	(21,365)
(Increase) Decrease in:
Receivables	(12,589)	(1,052)	(4,917)
Inventories	(1,847)	(106)	(678)
Prepaid insurance and other	153	78	(1,142)
Increase (Decrease) in:
Accounts payable	7,185	3,572	(1,712)
Accrued liabilities	1,412	272	2,897
Unearned revenue	204	1,608	2,824

Net Cash from Operating Activities	32,745	84,184	153,606

Cash Flows from Investing Activities:
Advances for vessels under construction	(39,771)	(32,096)	(95,923)
Vessel acquisitions and/or improvements	(210,898)	(186,775)	(70,377)
Payments for investments in joint venture	(7,130)	(36)	—
Return of investment in joint venture	—	11,216	—
Investments	—	—	(10,000)
Proceeds from sale of vessels, net	—	108,854	83,637
Restricted cash	815	7,000	(1,453)

Net Cash used in Investing Activities	(256,984)	(91,837)	(94,116)

Cash Flows from Financing Activities:
Proceeds from long-term debt	185,371	159,910	40,000
Financing costs	(716)	(751)	(1,020)
Payments of long-term debt	(43,877)	(93,242)	(127,456)
Proceeds from public offering, net of related issuance costs	100,382	—	80,092
Proceeds from exercise of stock options	—	2,690	1,752
Cash dividend	(8,542)	(12,023)	(22,749)
Repurchase and cancellation of common stock	(1,979)	(1,792)	—

Net Cash from (used in) Financing Activities	230,639	54,792	(29,381)

Net increase in cash and cash equivalents	6,400	47,139	30,109
Cash and cash equivalents at beginning of year	33,274	39,674	86,813

Cash and cash equivalents at end of year	$39,674	$86,813	$116,922

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

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

The Holding Company’s shares are listed on the New York Stock Exchange, the Oslo Børs and the Bermuda Stock Exchange.

The Holding Company is the sole owner of all outstanding shares of the companies listed below:

(a)	Ship-owning companies with vessels in operation:

Company	Country of Incorporation	Date of Incorporation	Vessel Name	Dwt	Year Built
VLCC
Oak Shipping Co. Ltd.	Liberia	October 10, 1997	Millennium	301,171	1998
Avra Trading Co. Ltd.	Liberia	February 3, 2003	La Madrina	299,700	1994
Suezmax
Romeo Shipping Company Limited	Liberia	November 4, 1999	Silia T	164,286	2002
Figaro Shipping Company Limited	Liberia	November 4, 1999	Triathlon	164,445	2002
Aframax
Soumelia Marine Co. Ltd.	Cyprus	February 12, 1996	Panos G.	86,983	1981
Dimena Shipping Co. Ltd.	Cyprus	August 3, 1993	Tamyra	86,843	1983
Grevia Marine Co. Ltd.	Cyprus	October 10, 1996	Vergina II	96,709	1991
Seaport Shipping Corp.	Liberia	August 22, 1997	Athens 2004	107,181	1998
Kingsbridge Shipping Co. Ltd.	Liberia	October 10, 1997	Maria Tsakos	107,181	1998
Azimuth Shipping Company Ltd.	Liberia	August 23, 2000	Opal Queen	107,181	2001
Bosphorus Shipping Co. Ltd.	Liberia	August 23, 2000	Marathon	107,181	2003
Oceana Shipping Company Ltd.	Liberia	March 1, 2002	Parthenon	107,018	2003
Panamax
Horizana Shipping Co. Ltd.	Malta	March 11, 1994	Bregen	68,157	1989
Fortitude Shipping Co. Ltd.	Malta	January 21, 1994	Hesnes	68,157	1990
Klera Navigation Co. Ltd.	Cyprus	October 10, 1996	Victory III	68,160	1990
Magnum Faith S.A.	Panama	January 7, 1998	Inca	68,439	2003
Status Fame S.A.	Panama	May 24, 2001	Maya	68,439	2003
Sea Mayfair S.A.	Panama	June 13, 2001	Aztec	68,439	2003
Ergo Glory S.A.	Panama	July 16, 2001	Andes	68,439	2003
Handymax product carrier
Divino Maritime Co. Ltd.	Cyprus	December 3, 1997	Dion	40,302	1984
Estoril Maritime Co. Ltd.	Cyprus	December 3, 1997	Pella	40,231	1985
Jersey Shipping Co. Ltd.	Liberia	April 23, 1999	Libra	41,161	1988
Annapolis Shipping Co. Ltd.	Liberia	April 23, 1999	Crux	41,161	1987

				2,376,964

(b)	Companies with chartered-in vessels:

Essex Shipping Co. Ltd. was formed under the laws of Liberia on April 23, 1999 and became the charterer of the 1999 built Olympia, a double-hull aframax (Dwt 107,181) after her sale by West Point Shipping Co. Ltd. (a subsidiary of the Holding Company), as further described in Note 11.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

Juliet Shipping Company Limited and Rigoletto Shipping Company Limited were formed under the laws of Liberia on November 4, 1999 and were the former owners of the double-hull 2002 built suezmax vessels Decathlon (Dwt 164,274) and Pentathlon (Dwt 164,235) respectively. The vessels were sold during 2003 and chartered-back by the former owners for a minimum period of five years as further described in Note 11. The vessels were re-named by the new owners Cape Baker and Cape Balboa respectively.

(c)	Ship-owning companies with vessels under construction:

Company	Date of Incorporation	Proposed Vessel Name	Expected Delivery	Dwt
		Handysize
World Excellence S.A.	January 4, 2003	Didimon (Hull 3237)	2005	37,000
Oceanic Glory S.A.	January 3, 2003	Dionisos (Hull 339)	2005	37,000
Apollo Honour S.A.	February 26, 2003	Antares (Hull 345)	2006	36,660
Fortune Faith S.A.	August 29, 2003	Arion (Hull 346)	2006	36,660
Victory Faith S.A.	February 2, 2004	Andromeda (Hull 347)	2007	36,660
Victory Spirit S.A.	February 2, 2004	Aegeas (Hull 348)	2007	36,660
		Aframax
Victory Mare S.A.	July 13, 2004	TBN (Hull 1328)	2007	105,000
Universal Reserve S.A.	July 30, 2004	Yerotsakos (Hull 1224)	2005	113,000
		Suezmax
Apollo Glory S.A.	February 26, 2003	Eurochampion 2004 (Hull 1617)	2005	164,000
Apollo Excellence S.A.	February 26, 2003	Euroniki (Hull 1618)	2005	164,000
Activity Excellence S.A.	May 22, 2003	Archangel (Hull 1619)	2006	162,400
Worldwide Overseas S.A.	July 2, 2003	Alaska (Hull 1620)	2006	162,400
Mercury Emerald S.A.	November 11, 2003	Arctic (Hull 1708)	2007	162,400
Powerful Shipping S.A.	January 28, 2004	Antarctic (Hull 1709)	2007	162,400
		LNG Carrier
Sea Optima S.A.	March 12, 2004	TBN (Hull 1754)	2007	73,800

				1,490,040

All the above companies are incorporated in Panama.

(d)	Subsidiary companies with discontinued operations:

Company	Country of Incorporation	Date of Incorporation	Year Discontinued Operations
Meandros Shipping Co. Ltd.	Cyprus	July 8, 1993	1995
Maritime Investment Finance Ltd. Koroni Shipping Co. Ltd.	Liberia Liberia	August 25, 1993 August 25, 1993	1996 1998
Kavalla Shipping Co Ltd.	Liberia	August 25, 1993	1998
Capias Pte Ltd.	Singapore	December 6, 1994	1999
West Point Shipping Co. Ltd.	Liberia	January 4, 1996	1999
Bordeaux Shipping Company Ltd.	Liberia	March 1, 2002	2002
Mediterranean Fame S.A. (Delos)	Panama	July 5, 2002	2004
Malgara Marine Co. Ltd. (Liberty)	Cyprus	October 10, 1996	2004
Noble Shipping Enterprises Inc. (Toula Z.)	Liberia	April 15, 1997	2004

In June 2004, the new building Delos was delivered to the ship-owning company Mediterranean Fame S.A. and was immediately sold as also discussed in Notes 6 and 7. As also discussed in Note 7, during 2004, the vessels Liberty and Toula Z. were also sold.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

1.	Basis of Presentation and General Information (continued)

Companies with discontinued operations are retained in the consolidation until all outstanding balances and claims are cleared.

At December 31, 2004, of the vessels in operation (including the three chartered-in vessels), thirteen were flying the Greek flag, seven the Cypriot flag, two the Maltese flag, two the Panamanian flag and two the Marshall Islands flag.

Gross revenues for the years ended December 31, 2002, 2003 and 2004, included revenues derived from charter agreements with significant charterers, as follows (in percentages of total gross revenues):

Charterer	2002	2003	2004
A	10%	Under 10%	Under 10%
B	24%	17%	19%

2.	Significant Accounting Policies

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and include the accounts of the Holding Company and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact business. The accounting books of the Holding Company and its wholly owned subsidiaries are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to reflect the current exchange rates. Resulting gains or losses are separately reflected in the accompanying consolidated statements of income.

(d)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less to be cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as restricted cash.

(e)	Receivables – Trade Accounts Receivable: The amount shown as Receivables – Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings, net of allowance for doubtful accounts ($ 700 and $ 1,378 as of December 31, 2003 and 2004, respectively).

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(f)	Investments: Investments in structured notes represent investment products offered by various financial services providers whose return is linked with changes in various market indices, with a guarantee of the return of the principal invested providing the instruments are not sold prior to maturity. These investments are carried at fair value and changes in their fair value are recorded through earnings.

(g)	Accounts Payable – Trade: The amount shown as Accounts Payable – Trade at each balance sheet date includes payables to suppliers of dry-docking services, port services, bunkers, insurance and other goods and services payable directly by the Company.

(h)	Insurance Claims: Insurance claims consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. The classification of insurance claims into current and non-current assets is based on management expectations as to their collection dates.

(i)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method, except for stores, the cost of which is determined based on last invoice cost.

(j)	Vessels’ Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels, otherwise they are charged to expenses as incurred.

(k)	Impairment of Long-lived Assets: Management reviews the carrying amount of the owned vessels whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the excess of the carrying amount over the fair value of the asset as determined by third parties. The review of the carrying amount in connection with the estimated recoverable amount for each of the Company’s vessels, as of December 31, 2003 and 2004 indicated there was no impairment loss at those dates.

(l)	Vessels’ Depreciation: The cost of each of the Company’s vessels is depreciated on a straight-line basis over the vessels’ remaining economic useful life, after considering the estimated residual value (U.S. Dollars 180 per Lwt). Management estimates the useful life of each of the Company’s vessels to be 25 years, consistent with industry practice and taking into account new international maritime regulations concerning the early phase out of non-double hull vessels.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(m)	Investment in Joint Venture: In 2002, the Company acquired a 50% participating interest in a joint venture company (LauriTen Ltd.), which owned four separate companies each of which owned a small LPG carrier. The joint venture was accounted for using the equity method whereby the investment was carried at the Company’s original cost plus its share of undistributed earnings. A decision was taken in August 2003 not to extend the joint venture agreement and consequently, in accordance with the original agreement, the joint venture expired on August 31, 2003. The partner who acquired the Company’s share of the joint venture returned the Company’s initial investment in the joint venture together with the Company’s proportionate share of the joint venture’s cumulative net income.

(n)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for special survey and dry-docking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next special survey becomes due.

(o)	Loan Fees: Fees incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made.

(p)	Accounting for P&I Back Calls: The vessels’ Protection and Indemnity (P&I) Club insurance is subject to additional premiums referred to as back calls or supplemental calls. Provision has been made for such estimated future calls, which is included in Accrued Liabilities in the accompanying consolidated balance sheets.

(q)	Pension and Retirement Benefit Obligations - Crew: The crews on board the Company’s vessels serve under short-term contracts (usually up to nine months) and accordingly, the Company is not liable for any pension or post retirement benefits.

(r)	Accounting for Revenue and Expenses: Revenues are generated from freight billings and time charters. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Vessel operating expenses and charter hire expense are accounted for on an accrual basis. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula and are recorded as Revenues in the consolidated statements of income. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

(s)	Repairs and Maintenance: All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income in the year incurred. Such costs, which are included in vessel operating expenses in the accompanying consolidated statements of income, amounted to $ 3,862, $ 6,046, and $ 4,721 in the years ended December 31, 2002, 2003 and 2004, respectively.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(t)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(u)	Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment.

(v)	Interest Rate Swap Agreements: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. The gains or losses on these instruments are reclassified into earnings in the same line item associated with the forecasted transaction in the same period during which the hedged transaction affects earnings. During 2000 and 2001, the Company entered into interest rate swap agreements that did not qualify for hedge accounting. However, the last remaining two of these expired in July 2004, and the fair value of these agreements and changes therein are recognized in the consolidated balance sheets of December 31, 2003 and statements of income for the years ended December 31, 2002, 2003 and 2004. During 2002, 2003 and 2004, the Company entered into interest rate swap agreements that qualified for effective designated hedge accounting. Accordingly, the fair value of these swap agreements and changes therein are recognized in the consolidated balance sheets and other comprehensive income/(loss).

The off-balance sheet risk in outstanding swap agreements involves the risk of a counterparty not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter parties, the Company does not believe it is necessary to obtain collateral arrangements. (See also Notes 11, 12 and 17 for other disclosures related to derivative instruments).

(w)	Accounting for Leases: Leases of assets under which all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense over the lease term.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(x)	Accounting for Stock-Based Compensation: In 1998, the Company’s Board of Directors approved a Stock Option Plan providing for granting of stock options to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. The plan contains performance requirements and the options granted are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18 using the fair value method wherein costs equivalent to the value of such options are recognized over the performance (vesting) period. The Company uses the fair value method to account for this stock based compensation (See note 10).

Furthermore, in 2004, the shareholders approved a share-based incentive plan providing for granting of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. As of December 31, 2004, no awards have been granted under this plan.

FASB Statement No. 123 (revised 2004): On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), “Share-Based Payment”, which is a revision of FASB Statement 123 “Accounting for Stock-Based Compensation”. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and amends FASB Statement No. 95 “Statement of Cash Flows”. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Statement 123(R) must be adopted no later than July 1, 2005. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on July 1, 2005. Statement 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt Statement 123(R) using the modified prospective method.

The Company currently applies the fair-value-based method of accounting for share-based payments in accordance with Statement 123. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on July 1, 2005. The Company does not anticipate that the adoption of Statement 123(R) will have a material impact on its results of operations, financial position or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

2.	Significant Accounting Policies (continued)

(y)	Reclassification of Prior Year Balances: Certain reclassifications have been made to the 2002 and 2003 consolidated financial statements to conform to the presentation in the 2004 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues ($ 6,364 in 2002 and $ 11,296 in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses ($ 7,713 in 2002 and $ 13,146 in 2003) and is presented separately in 2004 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses ($ 84 in 2002 and $ 389 in 2003) and are presented in 2004 under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income ($ 0 in 2002 and $ 541 in 2003) and is presented in 2004 under Expenses in the consolidated income statements. As a consequence of these reclassifications, Voyage expenses have changed in 2002 from $ 32,838 to $ 25,125, and in 2003 from $ 61,298 to $ 48,152. Operating Income has changed in 2002 from $ 14,430 to $ 14,346, and in 2003 from $ 70,525 to $ 70,677, and Total other income (expenses) has changed in 2002 from $ (10,536) to $ (10,452), and in 2003 from $ (11,473) to $ (11,625).

3.	Investments

Investments consist of two Equity Index-Linked Structured Notes (the “Notes”), of $ 5,000 each, maturing in May 2007. The return on each of these Notes is linked to changes in the DJ Euro STOXX 50 Index and the NIKKEI 225 Index, respectively. The fair value of these Notes at December 31, 2004 approximated their cost, $ 10,000.

4.	Transactions with Related Parties

(a)	Tsakos Energy Management S.A.: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $ 15 per vessel from January 1, 2004 to June 30, 2004 for all vessels and $ 18 per owned vessel and $ 12.5 per chartered-in vessel from July 1, 2004 ($ 15 per vessel for all vessels in 2003 and 2002). Further to the management fee, the latest amendment to the management agreement made in September 2004, provides for an incentive award to the management company, which is at the absolute discretion of the Company. The award is associated with the Company’s annual return on equity, which, if less than 15%, the award is nil, while the maximum award being $ 2,500 applies to return on equity in excess of 25%. The 2004 return on equity is in excess of 25% and, therefore, the 2004 incentive award of $ 2,500 has been provided and is included in accrued liabilities in the accompanying December 31, 2004 consolidated balance sheet. The Company and Tsakos Energy Management have certain officers and directors in common. The president, chief executive officer and a director of the Company is also the sole stockholder of Tsakos Energy Management. Tsakos Energy Management may unilaterally terminate its management agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management would have the right to terminate the Management Agreement on ten days’ notice. If Tsakos Energy Management terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. This would result in a payment of approximately $ 60,000 as of December 31, 2004.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

4.	Transactions with Related Parties (continued)

Under the terms of the management agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board. Future management fees payable under this management agreement are as follows:

Year	Amount
2005	7,899
2006	8,196
2007	7,953
2008	8,658
2009 and thereafter	47,619

80,325

Under the terms of the Management Agreement, management fees for operating vessels for the years ended December 31, 2002, 2003 and 2004 amounted to $ 3,239, $ 4,470 and $ 5,328, respectively and are separately reflected in the accompanying consolidated statements of income. Also under the terms of the Management Agreement, Tsakos Energy Management provides supervisory services for the construction of new vessels for a monthly fee of $ 15 from January 1, 2004 to June 30, 2004 and $ 12.5 from July 1, 2004 except for the construction of the LNG carrier where the fee is raised to $18 ($ 15 all vessels in 2003 and 2002). These fees amounted to $ 1,337, $ 1,129 and $ 2,099 during the years ended December 31, 2002, 2003 and 2004, respectively. These fees are either accounted for as part of construction costs for delivered vessels or are included in Advances for Vessels under Construction (Note 6). The amount due from Tsakos Energy Management to the Company as of December 31, 2004 amounted to $ 2 ($ 242 was due to Tsakos Energy Management in 2003).

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management has appointed Tsakos to provide technical management to the Company’s vessels. Certain directors of Tsakos and of Tsakos Energy Management are family-related individuals. Certain directors of Tsakos are also shareholders of the Company. According to the technical management contract between Tsakos and Tsakos Energy Management, the Company has an obligation to pay most of the estimated monthly operating requirements of its fleet in advance directly to Tsakos. These advances amounted to $ 3,836 and $ 5,173 at December 31, 2003 and 2004 and are reported as amounts due from related company in the accompanying consolidated balance sheets.

Tsakos Energy Management, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels. Such expenses also include reimbursement of travel and subsistence costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels. Amounts for operating expenses are paid in advance and amounted to $ 29,850, $ 45,920 and $ 47,523 in the aggregate during the years ended December 31, 2002, 2003 and 2004, respectively. These expenses are included in vessel operating expenses in the accompanying consolidated statements of income.

Furthermore, Tsakos provides chartering services for the Company’s vessels by communicating with third party brokers to solicit, research and propose charters for the Company. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions for the years ended December 31, 2002, 2003 and 2004 totalled, $ 1,608, $ 3,627 and $ 4,078, respectively, and are included in Commissions in the accompanying consolidated statements of income. Commissions due to Tsakos by the Company amounted to $ 472 and $ 651 at December 31, 2003 and 2004 and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

4.	Transactions with Related Parties (continued)

Tsakos, at the consent of the Company, may sub-contract all or part of the technical management of any vessel to an other unrelated technical manager. As at December 31, 2004 one vessel, Tamyra, was assigned by Tsakos to an other unrelated technical manager.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos. In the years ended December 31, 2002, 2003 and 2004, the Company was charged by Argosy with insurance premiums of $ 1,995, $ 2,519 and $ 4,889, respectively, which are included in Vessels’ operating expenses in the accompanying consolidated statements of income. Insurance premiums payable to Argosy at December 31, 2003 and 2004 amounted to $ 2,482 and $ 1,437, respectively and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

(d)	AirMania Travel S.A. (“AirMania”): Since June 2000, the Company uses an affiliated company, AirMania, for travel services. Travelling expenses for the years 2002, 2003 and 2004 amounted to $ 723, $ 975 and $ 1,343, respectively and are included in Vessel operating expenses in the accompanying consolidated statements of income. Amounts payable to Air Mania at December 31, 2003 and 2004 were $ 130 and $ 457, respectively and are included in Accounts payable – Due to related companies in the accompanying consolidated balance sheets.

5.	Inventories

	December 31,
	2003	2004
Bunkers	2,054	2,626
Lubricants	655	884
Other	672	549

	3,381	4,059

6.	Advances for Vessels under Construction and Acquisitions

The amounts shown in the accompanying consolidated balance sheets for the years ended December 31, 2003 and 2004 include payments to shipyards, supervision fees and capitalized interest, in accordance with the accounting policy in Note 2(j). In the case of acquisition of a vessel or existing construction contract between a third-party and a shipyard, the amounts also include payments to the seller.

	December 31,
	2003	2004
Advance payments on signing of contracts	28,267	78,818
Additional pre-delivery payments	3,873	35,897
Construction supervision fees	754	2,575
Capitalized interest	385	2,908
Other	141	1,062

	33,420	121,260

Capitalized interest includes $ 378 and $ 2,603 incurred within 2003 and 2004, respectively. One new vessel, the Delos, constructed at the Hyundai MIPO Shipyard of South Korea, was delivered to a subsidiary of the Holding Company, as disclosed in Note 1 (d) during 2004, at a total cost of $ 26,794 (including pre-delivery costs of $ 872). The vessel was sold immediately on delivery at a gain of $ 7,757 (Note 7). No other vessel under construction was delivered during 2004.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

6.	Advances for Vessels under Construction and Acquisitions (continued)

As at December 31, 2004 subsidiaries of the Holding Company, as disclosed in Note 1 (c), had under construction six handysize product carriers, six suezmaxes, two aframaxes and one LNG carrier. The total contracted amount for the fifteen vessels under construction is $ 766,603. Remaining scheduled payments as of December 31, 2004 are $ 222,865 in 2005, $ 173,205 in 2006 and $ 255,817 in 2007. Long-term bank loans have been arranged for the financing of four of the five deliveries in 2005, for all four deliveries in 2006 and for four of the six deliveries in 2007.

7.	Vessels

	Vessel Cost	Accumulated Depreciation	Net Book Value
December 31, 2001	453,604	(108,141)	345,463
Additions	210,898	—	210,898
Transfer from vessels under construction	30,816	—	30,816
Depreciation for the year	—	(24,429)	(24,429)
Elimination of accumulated depreciation due to impairment	(15,261)	15,261	—
Impairment adjustment	(9,605)	—	(9,605)

December 31, 2002	670,452	(117,309)	553,143
Additions	186,775	—	186,775
Transfer from vessel under construction	40,639	—	40,639
Disposals	(96,996)	3,978	(93,018)
Depreciation for the year	—	(32,877)	(32,877)

December 31, 2003	800,870	(146,208)	654,662
Addition	70,377	—	70,377
Transfer from vessels under construction	8,083	—	8,083
Disposals	(74,182)	12,711	(61,471)
Depreciation for the year	—	(35,377)	(35,377)

December 31, 2004	805,148	168,874	636,274

In December 2003, the Company entered into a contract to acquire the vessel M/T Maersk Estelle, a 299,700 dwt double-hull VLCC built in January 1994, for an amount of $ 51,500. An amount of $ 5,150 was paid as an advance. The balance of $ 46,350 was paid on delivery on January 28, 2004. The vessel was renamed La Madrina on delivery.

During May 2004, the Company sold the newly delivered handysize product carrier Delos for $ 35,700 and recognized a gain on sale of $ 7,757. During July 2004, the Company sold the 1981 built panamax tanker Liberty for $ 4,801 and recognized a gain on sale of $ 914. During December 2004, the Company sold the 1997 built aframax tanker Toula Z. for $ 45,700 and recognized a gain of $ 12,694. The total gain of $ 21,365 is shown as gain on sale of vessels in the accompanying consolidated statement of income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

7.	Vessels (continued)

Cost of vessels at December 31, 2003 and 2004 includes $ 23,512 and $ 23,578 respectively, of amounts capitalized in accordance with the accounting policy discussed in Note 2j above. Additions to cost for the years ended December 31, 2003 and 2004 include capitalized interest of $ 461 and $ 105 incurred during the years 2003 and 2004 respectively.

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

8.	Deferred Charges

	Dry-docking and Special Survey	Loan Fees	Total
December 31, 2001	8,890	1,016	9,906
Additions	8,265	716	8,981
Amortization	(4,315)	(286)	(4,601)
Impairment adjustment (Note 7)	(1,176)	—	(1,176)

December 31, 2002	11,664	1,446	13,110
Additions	15,114	751	15,865
Amortization	(7,835)	(686)	(8,521)

December 31, 2003	18,943	1,511	20,454
Additions	3,632	1,020	4,652
Amortization	(8,753)	(368)	(9,121)
Write-off on sale of vessels	(754)	(47)	(801)

December 31, 2004	13,068	2,116	15,184

Amortization for dry-docking and survey costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in interest and finance costs, net in the accompanying consolidated statements of income.

9.	Long-term Debt

		December 31,
Borrower		2003	2004
(a)	Tsakos Energy Navigation Limited	154,016	110,110
(b)	Tsakos Energy Navigation Limited	44,881	41,446
(c)	Tsakos Energy Navigation Limited	27,875	26,125
(d)	Tsakos Energy Navigation Limited	30,410	28,620
(e)	Tsakos Energy Navigation Limited	65,700	—
(f)	Tsakos Energy Navigation Limited	53,000	49,000
(g)	Tsakos Energy Navigation Limited	25,188	23,563
(h)	Tsakos Energy Navigation Limited	25,550	24,000
(i)	Tsakos Energy Navigation Limited	26,000	24,550
(j)	Tsakos Energy Navigation Limited	—	37,750

	Total	452,620	365,164
	Less - current portion	(41,602)	(39,693)

	Long-term portion	411,018	325,471

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

(a)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in June 1998 to refinance previously outstanding loans, to partially finance the construction cost of the Maria Tsakos, and for working capital purposes. During 2004, amounts of $ 2,614 and $ 21,254 were prepaid respectively following the sales of the vessels Liberty and Toula Z. The balance of $ 110,110 at December 31, 2004 is repayable in four variable semi-annual installments through December 2006 and a balloon payment of $ 80,166 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.64%.

(b)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in March 1999 to refinance a previously outstanding loan and to partially finance the construction cost of the Olympia. The balance of $ 41,446 at December 31, 2004 is repayable in four variable semi-annual installments through July 2006 and a balloon payment of $ 33,840 payable in December 2006. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.86%.

(c)	Loan: Balance of U.S. Dollar bank loan obtained in May 2002 to partially finance the acquisition cost of the Opal Queen. The balance of $ 26,125 at December 31, 2004 is repayable in nineteen equal semi-annual installments through May 2014 and a balloon payment of $ 9,500 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.65%. The agreement provides an option to the borrower to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange.

(d)	Loan: Balance of U.S. Dollar bank loan obtained in June 2002 to partially finance the acquisition cost of the Silia T. The balance of $ 28,620 at December 31, 2004 is repayable in sixteen equal semi-annual installments through June 2012 and a balloon payment of $ 14,300 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 3.18%.

(e)	Loan: Balance of U.S. Dollar reducing revolving credit facility obtained in four tranches between August 2002 and January 2003 to partially finance the acquisition costs of the Decathlon, Pentathlon, Triathlon and Marathon. On October 15, 2003, following the sale of the Decathlon, an amount of $ 22,590 was prepaid to the lending bank and on November 17, 2003, following the sale of the Pentathlon, an amount of $ 36,800 was prepaid to the bank. After an installment of $ 2,054 paid in 2004, on January 21, 2004, the balance of $36,558 relating to the Triathlon and $27,088 relating to the Marathon was prepaid. The credit facility available at December 31, 2004 is $ 61,656, which declines over the period through January 2013. The interest rate applicable on borrowings under this credit facility is based on LIBOR plus a spread.

(f)	Loan: Balance of U.S. Dollar bank loan obtained partly in January 2003 to partially finance the acquisition cost of the Maya and partly in March 2003 to partially finance the acquisition cost of the Inca. The balance of $ 49,000 at December 31, 2004 is repayable in seventeen equal semi-annual installments through July 2013 and a balloon payment of $ 15,000 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.63%.

(g)	Loan: Balance of U.S. Dollar bank loan obtained in May 2003 to partially finance the acquisition cost of the Aztec. The balance of $ 23,563 at December 31, 2004 is repayable in seventeen equal semi-annual installments through May 2013 and a balloon payment of $ 9,750 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 2.485%.

(h)	Loan: Balance of U.S. Dollar bank loan obtained in July 2003 to partially finance the acquisition cost of the Parthenon. The balance of $ 24,000 at December 31, 2004 is repayable in eighteen equal semi-annual installments through July 2013 and a balloon payment of $ 10,050 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 3.005%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

(i)	Loan: Balance of U.S. Dollar bank loan obtained in September 2003 to partially finance the acquisition cost of the Andes. The balance of $ 24,550 at December 31, 2004 is repayable in eighteen equal semi-annual installments through September 2013 and a balloon payment of $ 11,500 payable together with the last installment. The interest rate, based upon LIBOR plus a spread, at December 31, 2004 was 3.18%.

(j)	Loan: Balance of U.S. Dollar bank loan obtained in January 2004 to partially finance the acquisition cost of the La Madrina. The balance of $ 37,750 at December 31, 2004 is repayable in fifteen variable semi-annual installments through July 2012 and a balloon of $ 13,500 payable together with the last installment. The interest rate, based on LIBOR plus a spread, at December 31, 2004 was 2.93%.

The weighted-average interest rates on the above executed loans for the applicable periods were as follows:

Year ended December 31, 2002	3.30%
Year ended December 31, 2003	2.50%
Year ended December 31, 2004	2.60%

Bank loan interest expense, net of capitalized interest, for the years ended December 31, 2002, 2003, and 2004 amounted to $ 7,955, $ 15,778 and $ 12,894, respectively, and is included in Interest and finance costs, net in the accompanying consolidated statements of income. Interest expense paid in 2002, 2003 and 2004 was $ 12,676, $ 15,726, $15,225, respectively.

The loans are secured as follows:

•	First priority mortgages* over the Tamyra, Dion, Pella, Libra, Crux, Bregen, Hesnes, Panos G., Vergina II, Victory III, Athens 2004, Maria Tsakos, Millennium, Opal Queen, Silia T, Maya, Inca, Aztec, Parthenon, Andes and La Madrina.

•	Assignments of earnings and insurance of the mortgaged vessels, and

•	Corporate guarantees of the ship-owning companies.

*	Individual loans are secured by a first priority mortgage in the vessel for which the loan proceeds were used to finance the vessel acquisition.

Furthermore, and in connection with the reducing revolving credit facility discussed above in (e), the undrawn amount of which at December 31, 2004 was $61,656, there are mortgages over the vessels Triathlon and Marathon. The commitment fee on the undrawn balance is calculated at the rate of 0.2%.

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

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

9.	Long-term Debt (continued)

The annual principal payments required to be made after December 31, 2004 are as follows:

Year	Amount
2005	39,692
2006	144,194
2007	15,665
2008	15,415
2009 and thereafter	150,198

365,164

In 2004, the Company concluded financing arrangements with various banks aggregating $ 409,009, to finance delivery installments due in 2005, 2006 and 2007, relating to twelve of the vessels under construction, shown in Note 1(c). Under these arrangements, commitment fees are payable until the respective loans are drawn down.

10.	Stock Option Plan

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “1998 Plan”). Under the terms of the Plan, stock options granted vest 50% on the grant date and 25% on each of the first and second anniversary dates of the grant, in all instances, subject to achievement of certain performance criteria based on earnings per share. The options expire on the fifth anniversary of the date upon which the option is granted. Options may be granted to the directors and officers of the Company or to other persons who are capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested by action of the Board of Directors and all Company performance conditions to the exercise of such options were removed.

In 2004, the shareholders approved a share-based incentive plan providing for granting of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies discussed in Note 4. As of December 31, 2004, no awards have been granted under this plan.

A summary of the Company’s stock option activity is as follows:

	2004		2003		2002
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		U.S.$		U.S.$		U.S.$
Outstanding at beginning of year	181,000	11.80	450,000	10.72	450,000	10.72
Granted	—	—	—	—	—	—
Exercised	(148,913)	11.76	(269,000)	10.00	—	—
Forfeited	(1,000)	12.00	—	—	—	—

Outstanding at end of year	31,087	12.00	181,000	11.80	450,000	10.72

Exercisable at end of year	31,087	12.00	181,000	11.80	450,000	10.72

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

10.	Stock Option Plan (continued)

As of December 31, 2004, the weighted-average remaining contractual life of outstanding options is 1.5 years. Costs recognized for options issued to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, was $ 0 for the years ended December 31, 2002, 2003 and 2004.

11.	Deferred Income

		December 31,
		2003	2004
(a)	Gain on Olympia sale-leaseback transaction	2,654	2,654
(b)	Gain on Decathlon/Pentathlonsale-leaseback transactions	15,296	12,129
(c)	Gain on interest rate swap agreements	2,512	1,674

	Total	20,462	16,457
	Less - current portion	(4,005)	(4,005)

	Long-term portion	16,457	12,452

(a)	Gain on Olympia Sale-leaseback transaction: In October 1999, the Company sold the Olympia and realized a capital gain of $ 2,654. The Company entered into a time charter agreement to leaseback the Olympia, for an initial period of approximately eight years, following which, the Company has the first option to annually extend the charter for a further year until December 31, 2011. Alternatively, the lessor has the option to extend the charter for two additional years, through July 19, 2009, which is considered as the earliest expiration date of the charter which is treated as an operating lease.

The Company, as lessee, if it does not extend the charter, may at specified dates on or after December 31, 2006, buy the vessel at specified amounts. The lessor has the option to require the Company to buy the vessel for an amount of $ 15,000, anytime prior to June 30, 2009, and this constitutes a guarantee of the vessel’s residual value. Accordingly, the resulting gain of $ 2,654 is deferred in full to the extent of the residual guarantee, and will not be recognized in income prior to the date of the exercise of the option by the lessor or the date at which the lease ends without the lessor exercising the option.

Lease payment related to the time charter of the Olympia amounted to $ 7,491, $ 7,577, and $ 7,687 during the years ended December 31, 2002, 2003 and 2004, respectively. At December 31, 2004, the Company’s future minimum lease payments related to the time charter of the Olympia, assuming the vessel owner does not exercise the put option, are as follows:

Year	Amount
2005	7,759
2006	7,853
2007	6,366

21,978

As of December 31, 2004, the vessel operated under time charter, expiring in November 2005. The amount receivable under this charter during 2005 until expiry of the charter is $ 6,279.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

11.	Deferred Income (continued)

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold the Decathlon and the Pentathlon and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the end of the seventh year if the charter is extended, the Company has the option to buy the vessel at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $ 8,340 and $ 7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. During 2004, lease payments relating to the time charters of the Cape Baker and Cape Balboa were $ 8,326 each ($ 1,775 and $ 1,024 respectively in 2003). The Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
2005	8,303	8,303	16,606
2006	8,304	8,304	16,608
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	31,463	32,214	63,677

(c)	Gain on Interest Rate Swap Agreements: On June 18, 1998 and September 21, 1998, the Company entered into two interest rate swap agreements for a period of eight years (through December 2006) for a notional amount of $ 150,000 and $ 58,800, respectively. In September 1999, the Company terminated both agreements. The termination yielded a gain of $ 6,072, which was deferred and is being amortized until December 31, 2006 because the interest rate swap agreements were classified as hedges and as such early termination requires that the gain be amortized into income over the original life of the loan agreements. Amortization of the gain for the years ended December 31, 2002, 2003 and 2004, amounted to $ 839, $ 838 and $ 838, respectively and is included in Interest and finance costs, net in the accompanying consolidated statements of income.

12.	Interest and Finance Costs, Net

	Expense (Income)
	2002	2003	2004
Interest on long-term debt	11,158	16,617	15,602
Less: Interest capitalized	(3,203)	(839)	(2,708)

Interest expense, net	7,955	15,778	12,894
Change in fair value of financial instruments	3,822	(3,543)	(2,452)
Amortization of loan fees	286	685	368
Gain on termination of swap agreement	(839)	(838)	(838)
Bank charges	160	290	163

Total	11,385	12,372	10,135

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of two years for a notional amount of $ 15,000 and $ 30,000 respectively, paying a fixed interest rate of 4.39% and 4.38% respectively and receiving interest at LIBOR. In July 2003, these agreements expired. The positive change in the fair value of these swaps during 2003 of $ 1,251 (negative $ 204 during 2002) is included in Interest and finance costs, net in the accompanying consolidated statement of income for the year ended December 31, 2002, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

On July 27, 2001, the Company concluded two interest rate swap agreements for a period of three years (through August 2004) for a notional amount of $ 80,000 and $ 20,000, respectively. Under these agreements, the Company pays a fixed interest rate of 4.82% and 4.83%, respectively and receives interest at LIBOR. In July 2004, these agreements expired. The positive change in the fair value of these swaps during 2004 of $ 3,666 ($ 2,293 during 2003) is included in Interest and finance costs, net in the accompanying consolidated statements of income, on the basis that these swap agreements did not meet the hedging criteria of SFAS No. 133.

The Company has entered into a further nine interest rate swap arrangements, all of which met hedging criteria both at their inception and as of December 31, 2004, except for the swap made on December 19, 2002 discussed below:

On December 19, 2002, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 2003 through 2008. The notional amount of the swap is $ 50,000 and it was initially accounted for as a hedge of the Company’s variable interest rate payments primarily on $ 47,228 of the loan described in Note 9 (e). However, following the repayment of this loan in May 2004, the swap was not re-designated to any other loan and, therefore, it ceased to qualify for hedge accounting at that date. As a consequence, its accumulated negative change in fair value of $ 861 as of the date of the loan repayment was transferred out of Other comprehensive income and was reclassified in Interest and finance costs, net in the accompanying consolidated statements of income. Similarly, the negative change in fair value since the date of the loan repayment, amounting to $ 353, has been charged directly to Interest and finance costs, net in the accompanying consolidated statements of income. In accordance with the terms of the swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. In addition, if LIBOR is 2.0% or below on the swap fixing dates during 2004, or if LIBOR is 3.75% or below on the swap fixing dates during 2005, 2006 and 2007, the Company pays interest at a rate of 4.0%.

On March 28 and April 2, 2003 the Company entered into two five-year interest rate collar swap agreements, which are effective for the periods commencing May 9, 2003 and July 30, 2003. The notional amounts of the swaps are $ 20,000 and $ 21,460, respectively, and they are accounted for as a hedge of the Company’s variable interest rate payments on syndicated loans described in Note 9 (c and d). In accordance with the terms of the first swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. From May 9, 2004 to May 9, 2005, if LIBOR is below 4.5%, but above 1.75%, the Company will pay LIBOR. If LIBOR is at 1.75% or below, up to May 9 2005, then the Company will pay 3.9%. From May 9, 2005 to May 9, 2008, if LIBOR is below 4.5% and above 2.5%, the Company will pay LIBOR, unless LIBOR is at or below 2.5% whereby the Company will pay 4.5%. In accordance with the terms of the second swap agreement, the Company receives LIBOR and pays LIBOR up to a cap of 4.5%. Between July 30, 2004 and July 30, 2005, if LIBOR is at or below 1.75% the Company will pay 4%. From July 30, 2005 to July 30, 2008, if LIBOR is below 4.5% and above 2.75%, the Company will pay LIBOR, unless LIBOR is at or below 2.75% whereby the Company will pay 4.5%.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On July 8, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing January 21, 2004. The notional amount of the swap is $ 35,990. It is accounted for as a hedge of the Company’s variable interest rate payments on the loans described in Note 9 (d, f and h). In accordance with the terms of the swap agreement a cap at 4% plus spread is in place throughout the five year period. A floor at 3.5% plus spread is only activated during the four years commencing July 8 2004 if LIBOR is below 1.6% during the year commencing July 8, 2004, or 2.75% during the three years commencing July 8, 2005.

On July 11, 2003, the Company entered into a five-year interest rate collar swap agreement, which is effective for the period commencing July 21, 2003. The notional amount of the swap is $ 33,840 for the first 4 years and $ 24,000 for the fifth year. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (b). In accordance with the terms of the swap agreement a cap at 3.925% plus spread is in place throughout the five-year period. A floor at the same rate is only activated during the four years commencing July 11, 2004 if LIBOR is below 1.55% during the year commencing July 11, 2004, 2.3% in the year commencing July 11, 2005, and 2.6% in the two years commencing July 11, 2006.

On April 2, 2004, the Company entered into a five-year interest rate swap agreement for a notional amount of $ 40,000. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (j). In accordance with the terms of the swap agreement a cap of 2% in arrears is in place throughout the five year period. In the first period (to January 29, 2005), the cap is knocked-out if during the period 12 month LIBOR is at or above 3.55%. Similarly, the cap is knocked-out during the year commencing January 29, 2005 if 12 months LIBOR is at or above 4.55%, and is knocked-out in each of the following three years if 12 month LIBOR is at or above 5.0%, 5.5% or 6.0% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was $ 37,800.

On June 16, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $ 24,500. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (f). In accordance with the terms of the swap agreement a cap of 2.75% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.25%. Similarly, the cap is knocked-out during in the second year commencing September 17, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 6.0%, 6.25% or 6.5% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $ 24,500.

On June 17, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $ 24,550. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (i). In accordance with the terms of the swap agreement a cap of 3.00% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.10%. Similarly, the cap is knocked-out during in the second year commencing September 9, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 5.3%, 6.00% or between 6.25% to 6.5% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $ 24,550.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

12.	Interest and Finance Costs, Net (continued)

On June 17, 2004 the Company entered into a five-year interest rate swap agreement for a notional amount of $ 23,563. It is accounted for as a hedge of the Company’s variable interest rate payments on the loan described in Note 9 (g). In accordance with the terms of the swap agreement a cap of 3.00% is in place. In the first year, the cap is knocked-out if during the period 12 month LIBOR is at or above 4.25%. Similarly, the cap is knocked-out during in the second year commencing November 23, 2005 if 12 months LIBOR is at or above 5%, and is knocked-out in the following three years if 12 month LIBOR is at or above 5.25%, 5.75% or between 6.05% to 6.3% in each of the respective years. The notional amount declines in relation to the loan and at December 31, 2004 was still $ 23,563.

At December 31, 2003 and 2004, the Company held seven and nine swap agreements, respectively, that were classified as financial instruments – fair value and were carried at their fair values of $ (5,097) and $ (78) in the accompanying consolidated balance sheets.

The sum of the fair values of the five and eight swap agreements that meet hedging criteria as at December 31, 2003 and 2004 respectively was $ (1,431) and $ 1,136, respectively and was reflected in financial instruments-fair value and as a component of Other comprehensive income in the accompanying consolidated balance sheets. Of the hedging instruments that existed at December 31, 2003, the swap arrangement entered into on December 19, 2002, has been determined to be an ineffective cash flow hedge within 2004 and therefore has been de-designated as an effective cash flow hedge, as discussed above.

13.	Additional Paid-In Capital

For certain periods during the years 2002 and 2003, the Board of Directors authorized the re-purchase of a limited number of shares by the Company with the primary aim of enhancing share liquidity. The transactions were open market based through the Oslo Børs or New York Stock Exchange with a maximum price set by the Board of Directors. Such repurchases for the years ended December 31, 2002 and 2003 amounted to $ 1,979 and $ 1,792 respectively. There were no repurchases in 2004.

14.	Earnings Per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options (see Note 10) using the treasury stock method.

The components of the calculation of basic earnings per share and diluted earnings per share are as follows (amounts in U.S. Dollars):

	2002	2003	2004
Income:
Income available to common shareholders	$3,894	$59,052	$143,290
Basic earnings per share:
Weighted average common shares outstanding	15,717,065	17,134,347	19,034,727
Diluted earnings per share:
Weighted average common shares outstanding	15,717,065	17,134,347	19,034,727
Options	137,839	53,512	46,248
Weighted average common shares – diluted	15,854,904	17,187,859	19,080,975
Basic earnings per common share	$0.25	$3.45	$7.53
Diluted earnings per common share	$0.25	$3.44	$7.51

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

14.	Earnings Per Common Share (continued)

There were no options that were excluded from the computation of diluted earnings per common share for each period presented because the impact of their conversion would be considered anti-dilutive.

15.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of income, $ 408, $ 315 and $ 454 in the years ended December 31, 2002, 2003 and 2004, respectively.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the company is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and (b) either (i) more than 50% of the value of the company’s stock is owned, directly or indirectly, by individuals who are “residents” of the company’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the company’ stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, the company’s stock will be considered to be “regularly traded” on an established securities market if (i) one or more classes of its stock representing 50 percent or more of its outstanding shares, by voting power and value, is listed on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares outstanding during the taxable year.

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations will be effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. Since the final regulations only came into force and effect beginning with the calendar year 2005, the Company believes that for the years 2002, 2003 and 2004, the publicly traded requirements of the statute are satisfied on the basis that more than 50% of the value of its common stock was primarily and regularly traded on the New York Stock Exchange and, in prior years, the Company met the requirements of the 50% Ownership Test. Therefore, the Company and its subsidiaries were entitled to exemption from U.S federal income tax in respect of their U.S. source shipping income. Beginning with the calendar year 2005, when the final regulations will be in effect, the Company will satisfy the Publicly-Traded Test.

16.	Contingencies

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

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

16.	Contingencies (continued)

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

(a)	Interest rate risk: The Company’s interest rates and long-term loan repayment terms are described in Note 9.

(b)	Concentration of credit risk: Financial Instruments, which potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally mitigated due to the high quality of entities comprising the Company’s charterer base and their dispersion across many geographic areas.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements discussed in Note 12 equates to the amount that would be paid by the Company to cancel the swaps. Accordingly, the fair market value of the non-hedging swap agreement mentioned above, at December 31, 2004 was $ (1,214) and is reflected in Financial Instruments – Fair Value in the accompanying consolidated balance sheet. The movement in fair value has been included in Interest and finance costs, net in the accompanying consolidated statements of income ($ (3,822) in 2002, $ 3,543 in 2003 and $ 2,452 in 2004). The fair market value of the hedging swap agreements at December 31, 2003 and 2004 of $ (1,431) and $ 1,136 respectively was reflected in Financial Instruments – Fair Value, and the movement in fair value ($ 2,567 in 2004 and $ (802) in 2003) has been included in Other comprehensive income/(loss), in the accompanying 2004 consolidated balance sheet

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002, 2003 AND 2004

(Expressed in thousands of United States Dollars)

18.	Subsequent Events

(a)	On January 7 2005, the Company obtained loan facility for $ 26,250 to partially finance the acquisition of the newly delivered product carrier Didimon. The loan will be repaid in twenty equal semi-annual installments with a balloon payment of $ 11,650 to be paid together with the last installment. The interest rate is based on LIBOR plus a spread. The loan is secured with a first preferred mortgage over the vessel an assignment of earnings and insurance of the vessel and a corporate guarantee of the ship-owning company.

(b)	On January 25, 2005, the Company announced a share buy-back program up to a total expenditure of $ 8,250. There is no deadline to this program.

(c)	On January 24, 2005, the vessel Panos G. was sold for $ 9,800, at a gain of approximately $ 5,200.

(d)	On February 23, 2005, the Board of Directors resolved that a dividend of $ 0.95 cents per share will be paid on April 26, 2005 to shareholders of record on April 15, 2005.

(e)	On February 24, 2005, the Company made a $ 5 million cash investment in a three-year Note with interest linked to the USD 6-month LIBOR.

(f)	On March 9, 2005, confirmation was received that the Company was to de-list from the Oslo Børs on March 18, 2005.