Form 20-F
period 2006-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2007-05-15
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-31236

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

As of December 31, 2006, there were 19,039,871 shares of the registrant’s Common Shares outstanding.

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

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum products and substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker supply and demand;

•	regulations;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Key Information – Risks Factors” as well as elsewhere in the Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

Selected Consolidated Financial Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five-year period ended December 31, 2006. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent auditors.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004, 2005 and 2006, and the consolidated balance sheets at December 31, 2005 and 2006, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2002	2003	2004	2005	2006
Income Statement Data
Voyage revenues	$130,004	$241,365	$318,278	$295,623	$427,654
Expenses
Commissions	6,364	11,296	13,065	11,604	15,441
Voyage expenses	25,125	48,152	42,109	35,970	69,065
Charter hire expense	7,713	13,145	24,341	24,317	24,461
Vessel operating expenses (1)	32,347	49,949	53,900	52,945	76,095
Depreciation	24,429	32,877	35,377	35,697	59,058
Impairment loss	10,781	––	—	—	—
Amortization of deferred dry-docking costs	4,315	7,835	8,753	6,583	4,857
Provision for doubtful receivables	—	700	933	40	—
Management fees	3,239	4,470	5,328	5,460	7,103
General and administrative expenses	1,261	2,415	3,099	3,631	3,726
Management incentive award	—	—	2,500	2,500	3,500
Foreign currency losses (gains)	84	389	185	(181)	279
Amortization of deferred gain on sale of vessels	—	(541)	(3,167)	(3,168)	(3,168)
Gain on sale of vessels	—	—	(13,608)	(34,540)	(38,009)
Operating income	14,346	70,677	145,463	154,765	205,246
Other expenses (income):
Gain on sale of non-operating vessels	—	—	(7,757)	(10,765)	—
Gain on sale of shares in subsidiary	—	—	—	—	(25,323)
Interest and finance costs, net	11,385	12,372	10,135	11,247	42,486
Interest income	(736)	(387)	(761)	(7,360)	(7,164)
Share of profits of joint-venture	(197)	(602)	—	—	—
Other, net	—	242	556	(112)	(1,159)
Total other expenses (income), net	10,452	11,625	2,173	(6,990)	8,840
Minority Interest	—	—	—	—	(2)
Net income	$3,894	$59,052	$143,290	$161,755	$196,404

Per Share Data
Earnings per share, basic	$0.25	$3.45	$7.53	$8.18	$10.30
Earnings per share, diluted	$0.25	$3.44	$7.51	$8.17	$10.30
Weighted average number of shares, basic	15,717,065	17,134,347	19,034,727	19,772,270	19,063,846
Weighted average number of shares, diluted	15,854,904	17,187,859	19,080,975	19,786,846	19,070,526
Dividends per common share, paid	$0.50	$0.70	$1.20	$1.95	$2.35

Cash Flow Data
Net cash provided by operating activities	32,745	84,184	153,606	146,903	214,998
Net cash used in investing activities	(256,984)	(91,837)	(92,663)	(108,969)	(829,326)
Net cash provided by (used in) financing activities	230,639	54,792	(30,834)	(9,087)	643,126

Balance Sheet Data
Cash and cash equivalents	$39,674	$86,813	$116,922	$145,769	$174,567
Cash, restricted	7,000	—	1,453	271	4,347

Investments	—	—	10,000	32,121	14,045
Advances for vessels under construction	41,963	33,420	121,260	150,428	261,242
Vessels, net book value	553,143	654,662	636,274	711,362	1,458,647
Total assets	694,545	825,507	938,969	1,089,174	1,969,875
Long-term debt, including current portion	385,952	452,620	365,164	433,519	1,133,661
Total stockholders’ equity	267,444	314,569	519,521	607,186	755,273

Selected Consolidated Financial and Other Data (continued)

Fleet Data
Average number of vessels (2)	18.0	25.7	27.3	26.1	33.8
Number of vessels (at end of period) (2)	22.0	27.0	26.0	25.0	37.0
Average age of fleet (in years) (3)	6.8	6.5	7.5	6.3	5.9
Earnings capacity days (4)	6,587	9,386	9,988	9,527	12,335
Off-hire days (5)	410	663	241	335	322
Net earnings days (6)	6,177	8,723	9,747	9,192	12,013
Percentage utilization (7)	93.8%	92.9%	97.6%	96.5%	97.4%
Average TCE per vessel per day (8)	$16,676	$22,639	$28,722	$28,645	$30,154
Vessel operating expenses per ship per day (9)	$5,498	$5,946	$6,286	$6,534	$6,979
Vessel overhead burden per ship per day (10)	$683	$734	$1,094	$1,217	$1,162

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.
(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.
(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards and general and administrative expenses divided by the total number of earnings capacity days.

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

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, maintained, albeit at a slower pace, the strong growth in demand for crude oil and oil products seen since 2003, 2004 and 2005. The strong demand for crude oil and oil products was also supported by seasonal and environmental factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slow in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters, contracts of affreightment and vessels employed in pools may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

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

An attack like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current time charters expire, new charters at attractive rates may not be available.

In 2006, we derived approximately 42% of our revenues from time charters, as compared to 47% in 2005. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time.

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

To address these developments, we intend to expand and further renew our fleet by pursuing the acquisition or construction of additional vessels or fleets or tanker companies that are complementary to our existing operations, assuming we have the financial resources and debt capacity to do so. In addition, we are exploring opportunities in the liquefied natural gas (LNG) market to expand our exposure in the overall energy sector. However, the world’s leading tanker and LNG shipyards have little or no additional capacity until the middle of 2010 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker or LNG companies, we face numerous challenges, including:

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

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. We have sold all our vessels which were not double hull, except for the Vergina II which is being converted to a double hull vessel. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management, members of the Tsakos Group that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. The more recent natural disasters, such as the hurricanes striking the United States, have led to yet further increases. For 2006-2007, our P&I club insurance premiums increased for several of our vessels by approximately 7%, but for others the increase was minimal. Our hull and machinery insurance premiums also increased in certain cases by 9%, but in others by less than 3%. Increases of up to 2% for P&I club insurance premiums and up to 10% for hull and machinery insurance premiums are expected for 2007-2008. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2006 would have resulted in a payment of approximately $106 million.

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

Tsakos Shipping manages three VLCC tankers, two double-hull and one single-hull, that operate under long term charters, plus four other tankers aged over twenty years, in addition to the vessels that it manages for us. These vessels are operated by the same group of Tsakos Shipping employees that manage our vessels, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Due to their age and design, the tankers that are managed by Tsakos Shipping primarily serve a different market than the market served by our vessels, however, it is possible that Tsakos Shipping might allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage more tankers that directly compete with us.

Members of the Tsakos Group may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other members of the Tsakos Group might decide to accept the opportunity. In that case, they could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

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

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. For example, in the latter part of 2002, the sinking of the Prestige and related events occurred which in the ensuing period has had an impact on the valuation of single-hull vessels. Consequently, in 2002 we determined that our single-hull vessels, Panos G and Liberty, were impaired and recorded a $10.8 million impairment loss for the year ended December 31, 2002. No such impairment loss was incurred for the years ended December 31, 2003, 2004, 2005 and 2006.

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

We currently have contracts to construct thirteen newbuildings that are scheduled for delivery during 2007, 2008, 2009 and 2010. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties. The acquisition of LNG carriers could expose us to additional risks since neither TEM nor Tsakos Shipping has prior experience in managing and transporting LNG.

The profitability of our newly delivered LNG vessel will be subject to market volatility.

The LNG market is still in its infancy and could fail to develop into a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our newbuilding LNG carriers. If we decide to exit this sector, for whatever reason, we might have to sell the vessel at a price below the original contract price and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. In the first few weeks since delivery we have purposely refrained from fixing long term employment for the vessel in expectation of securing a better rate and terms at a later date. If the market experiences a downturn in the next two years we might not be able to secure employment at all or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters would be determined by the experience of Tsakos Shipping LNG dedicated personnel.

All LNG commercial management services would be subcontracted to Tsakos Shipping as is customary with our existing tanker operations. However, neither Tsakos Energy Management nor Tsakos Shipping have as of now dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees in the future. In addition, we can not guarantee that these employees, both onshore and at-sea will prove adequate in their assigned role.

The technical management of our LNG vessel largely relies on third parties with whom we have no prior experience of cooperation.

We have subcontracted all technical management aspects of our LNG operation to Hyundai Merchant Marine for a fee. We can not guarantee the quality of their services nor the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of December 31, 2006, 30 of our tankers were contractually committed to period employment (including COA and pool employment). The remaining terms of 24 of these period charters range from one month to five years and, in the case of the Suezmax vessel Triathlon five years. For the vessel on bareboat charter, Millennium, the remaining term is 6.5 years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

We currently have a bareboat charter contract for the Millennium and time charters with profit share for four other vessels with Hyundai Merchant Marine (HMM), a member of the Hyundai group of companies. The financial difficulties that the Hyundai group has faced in the past may still affect HMM’s ability to perform under these charters, which are scheduled to expire between 2009 and 2013. This could result in the loss of significant revenue. In addition, we may expand this chartering relationship with HMM to other vessels in our fleet which would ultimately increase our exposure to that particular charterer.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $254.7 million, for six of the eleven vessels that we have on order, Hull S-1342 and Hull S-1344 (two aframaxes for delivery towards the end of 2008), Hull S-1349 and Hull S-1350 (two Aframaxes for delivery in 2009), Hull S-1356 and Hull S-1360 (two Aframaxes for delivery between the end of 2009 and the beginning of 2010). We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

While we intend to take delivery of and operate all thirteen newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessel would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. Accordingly, the Company is continually exploring opportunities in the Liquefied Petroleum Gas (LPG) market and the greater oil onshore / offshore sector. To this end, in February 2007 we took delivery of an LNG carrier. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected. This could happen, for example, if we determined to purchase additional ships with the necessary cooling capacity to transport LNG.

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

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2006, our debt to capital ratio was 60% (debt / debt plus equity), with $1,133.7 million in long-term debt outstanding. Assuming known and estimated debt financing arrangements for our future newbuilding deliveries and recently announced acquisitions and based on our current forecasts of income for 2007 and 2008, we expect this ratio to be at approximately 64% by the end of December 2008, but declining thereafter. We are required to apply a substantial portion of our cash flow from operations, before interest payment, to the payment of principal and interest on this debt. In 2006, approximately 10% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment from the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

In the past six years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Our board of directors has reviewed and approved all our derivative contracts as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract.

Prior to the decision of our board in 2002 to enter into interest rate swap arrangements and other derivative instruments solely for purposes of hedging our interest rate exposure under our floating rate secured bank facilities, we entered into non-hedging arrangements. Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial loss.

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

All of our vessels and related collateral are individually pledged as security to the respective lenders under our loan agreements. Default under any of these loan agreements, if not waived or modified, would permit the lenders to foreclose on the mortgages over the vessels and the related colateral, and we could lose our rights in the vessels and their charters.

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

A significant amount of our 2006 revenues were derived from four customers and a significant amount of our 2005 revenues were derived from three customers, and our revenues could decrease significantly if we lost these customers.

In 2006, approximately 13% of our revenues came from contracts of affreightment for three of our tankers with Lyondell/Citgo, compared to 16% in 2005. Also in 2006, approximately 9% of our revenues came from Star Tankers, 8% of our revenues came from Flopec and approximately 8% of our revenues derived from HMM. Our inability or failure to continue to employ our vessels at rates comparable to those earned from Lyondell/Citgo, Star Tankers, Flopec and HMM, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 13% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Lyondell/Citgo, accounted for approximately 13% in 2006 and 16% in 2005. This company conducts a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years and we cannot say whether there will be further unrest or political upheavals in Venezuela. If we were to lose this customer, or if its exports were curtailed, or if this customer was to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

Under United States federal tax rules applicable to international shipping income derived by qualifying non-United States corporations we will be eligible for a special statutory exemption if we satisfy the so-called “publicly-traded” test set forth in Section 883 of the Internal Revenue Code of 1986, as amended. Under Treasury regulations interpreting the publicly-traded test that, if persons (other than certain investment companies) each of whom, either directly or under applicable attribution rules, owns five percent or more of our common shares own in the aggregate fifty percent or more of our common shares, we could satisfy the publicly-traded test only if a sufficient portion of our shareholders were “qualifying shareholders” (generally, shareholders that are individuals residents in foreign countries which grant an exemption from tax that is equivalent to the exemption provided in Section 883 of the Internal Revenue Code) and complied with potentially onerous documentation requirements. Although we believe we currently satisfy all requirements for exemption, it is possible that we may not satisfy the publicly-traded test for our current taxable year or any future taxable year. If we were to fail to qualify for the statutory exemption, we expect that we would be subject to United States taxation at a rate of 4% levied on half of our gross shipping income attributable to transportation beginning or ending in the United States or, for example, United States.

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2006 or prior years, we would have a liability for tax, together with interest and penalties.

In 2001 and prior years, in order for our U.S. source income from international transportation to qualify for exemption for U.S. federal income taxation, more than 50% of our shares, by value, must have been owned, directly or indirectly, by individuals resident in qualified foreign countries (generally, countries that provide an exemption from tax equivalent to that provided in Section 883 of the Internal Revenue Code). While we believe that the ownership of our common shares was such that this requirement was satisfied, our common shares were listed on the Oslo Børs and many of our common shares were held by nominees or entities. Thus, we have not established that we will be able to demonstrate the required level of direct or indirect ownership by individuals resident in qualified foreign jurisdictions. If it were determined that the ownership requirement was not satisfied for a given year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such years, together with related interest and penalties. If it were determined that the ownership requirement was not satisfied for 2002 or a subsequent year, and we were unable to establish that we satisfied a publicly-traded test similar to that described above for such year, we would be liable for U.S. federal income tax at a 4% rate on our gross U.S. source income from international transportation for such year, together with related interest and penalties.

During the years 1998 through 2006, approximately $383 million of our consolidated gross income was U.S. source income derived from international transportation beginning or ending in the United States. Therefore, if we did not qualify for the exemption from U.S. federal taxation described above for such years, we would owe U.S. tax for those years in an aggregate amount equal to approximately $15 million, plus any applicable interest and penalties.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2007 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2007 or for any future year. Please see “Tax Considerations—United States Federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2011, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to so qualify for our current or future taxable years.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the euro. In 2006, euro expenses accounted for approximately 20% of our total expenses. Declines in the value of the U.S. dollar relative to the euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos Group can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31, 2006, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 35% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. The Tsakos Group is a group of companies controlled by members of the Tsakos family and is primarily involved in the management of ships. As long as the Tsakos Holdings Foundation and the Tsakos Group beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2006, we paid a cash dividend of $1.25 per common share in relation to the year 2006. In April 2007, we paid a further dividend of $1.50 per common share relating to 2006. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

Tsakos Energy Navigation is a leading provider of international seaborne crude oil and petroleum product transportation services. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange although we delisted from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, the Company completed an initial public offering of the common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 53 vessels and has sold 17 vessels (of which 3 have been chartered back).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at such address is 011 30 210 9407710. Our website address is www.tenn.gr.

Business Overview

Tsakos Energy Navigation owns a fleet of modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We believe that we have established a reputation as a safe, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as customers and to our success in obtaining charter renewals.

Our technical management is undertaken, by Tsakos Shipping and Trading (“Tsakos Shipping”, part of the Tsakos Group) one of the world’s largest independent tanker managers, based on the number of tankers under management. The Tsakos Group is a group of private companies controlled by members of the Tsakos family and is primarily involved in the management of ships.

Tsakos Shipping is one of the largest independent tanker managers with a total of 64 operating vessels under management (with a further 21 to be delivered, 13 of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2007). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.5 million dwt at March 31, 2007 (including two chartered-in vessels) with no significant adverse impact on the organization.

We have access to Tsakos Shipping’s network offices around the world and a pool of approximately 3,300 seafarers, which is supported by Tsakos Shipping’s sponsorship of two naval academies in the Philippines and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 31, 2007, our fleet consisted of 40 vessels (including two chartered-in vessels) of which three are VLCC tankers, nine are suezmax tankers, eleven are aframax tankers (including three LR2 aframax product carriers), five are panamax tankers, six are handymax MR2 product carriers, five are handysize MR1 product carriers and one is a liquified natural gas (LNG) carrier. Nineteen of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. Current fleet totals approximately 4.5 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 27% single-hulled dwt as of March 31, 2007. As of March 31, 2007 the average age of the tankers in our current operating fleet was 5.4 years, compared with the industry average of 11.1 years.

In addition to the vessels currently operating in our fleet, we are building an additional 13 vessels. In the first quarter of 2007, the Company took delivery of one 1A ice-class suezmax tanker the Arctic, one handysize 1A ice class product carrier the Andromeda, one DNA design aframax tanker the Izumo Princess and it took delivery of its first LNG vessel the Neo Energy. Also the Company re-purchased the aframax tanker Olympia which had been sold in 1999 as part of a sale and leaseback transaction. Furthermore the Company sold its 1989 1C ice-class panamax tanker Bregen. During the remainder of 2007 the Company expects to take delivery of one 1A ice-class suezmax tanker, one aframax tanker of DNA design, two LR1 panamax product carriers, one 1A ice-class MR1 handysize product carrier and two 1B ice-class handysize MR1 product carriers. In 2008, the Company expects delivery of a further two aframax tankers of DNA design. In 2009 and 2010, the Company expects to take delivery of a further four aframax tankers of DNA design. The resulting fleet (assuming no sales) would comprise 53 vessels with 5.7 million dwt, which will include 5 vessels built between 1990 and 1997 of 0.8 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of almost $3.1 billion, including investments of approximately $2.3 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2007 we had 19 ice-class vessels, and we expect delivery of a further four in the remaining period of 2007. Additionally, we have entered the LNG market with the delivery of our first LNG carrier in the first quarter of 2007.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.6%.

•

Industry recognition. For over 35 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies, including Lyondell/Citgo, PDVSA, ExxonMobil, FLOPEC, Shell, Sunoco, PMI, Lukoil, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•

Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Our Fleet (as of March 31, 2007)

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(9) (all double hull)	Deadwight Tons
VLCC

1.Millennium	1998	1998	bareboat charter	September 2013		301,171

2.La Madrina (2) (7)	1994	2004	time charter	April 2011		299,700

3.La Prudencia(2) (7)	1993	2006	time charter	April 2011		298,900

SUEZMAX

1.Silia T	2002	2002	time charter	October 2011		164,286

2.Cape Baker (1)	2002	2002	time charter	October 2009		164,274

3.Cape Balboa (1)	2002	2002	time charter	November 2009		164,236

4.Triathlon (3) (2)	2002	2002	time charter	January 2011		164,445

5.Eurochampion 2004	2005	2005	spot	—	ice-class 1C	164,608

6.Euronike	2005	2005	time charter	September 2009	ice-class 1C	164,565

7.Archangel	2006	2006	spot	—	ice-class 1A	163,216

8.Alaska	2006	2006	spot	—	ice-class 1A	163,250

9.Arctic	2007	2007	spot	—	ice-class 1A	163,216

AFRAMAX

1.Parthenon (4)(5)	2003	2003	contract of affreightment	Evergreen		107,081

2.Marathon (5)(6)	2003	2003	contract of affreightment	August 2007		107,181

3.Opal Queen	2001	2002	time charter	September 2007		107,222

4.Olympia (1)	1999	1999	spot	—		107,181

5.Maria Tsakos	1998	1998	spot	—		107,181

6.Athens 2004 (4)(5)	1998	1998	contract of affreightment	Evergreen		107,181

7.Vergina II	1991	1996	special survey and conversion to double hull			96,709

8.Proteas (2)	2006	2006	time charter	July 2008	ice-class 1A	117,055

9.Promitheas (2)	2006	2006	time charter	August 2008	ice-class 1A	117,055

10.Propontis (2)	2006	2006	repairs		ice-class 1A	117,055

11.Izumo Princess	2007	2007	spot	—	DNA	104,865

PANAMAX

1.Andes (7)	2003	2003	time charter	November 2011		68,439

2.Maya (7) (8)	2003	2003	time charter	August 2012		68,439

3.Inca (7) (8)	2003	2003	time charter	May 2013		68,439

4.Victory III	1990	1996	time charter	January 2008	ice-class 1C	68,160

5.Hesnes	1990	1996	time charter	January 2008	ice-class 1C	68,157

HANDYMAX

1.Artemis (2)	2005	2006	time charter	June 2009	ice-class 1A	53,039

2.Afrodite(2)	2005	2006	time charter	June 2009	ice-class 1A	53,082

3.Ariadne (2)	2005	2006	time charter	October 2009	ice-class 1A	53,021

4.Aris(2)	2005	2006	time charter	May 2009	ice-class 1A	53,107

5.Apollon (2)	2005	2006	time charter	September 2009	ice-class 1A	53,149

6.Ajax (2)	2005	2006	time charter	May 2009	ice-class 1A	53,095

HANDYSIZE

1.Didimon	2005	2005	time charter	February 2008		37,432

2.Arion (2) (7)	2006	2006	time charter	October 2009	ice-class 1A	37,066

3.Delphi	2004	2006	time charter	September 2008		37,432

4.Antares (2) (7)	2006	2006	time charter	June 2009	ice-class 1A	37,061

5.Andromeda	2007	2007	spot	—	ice-class 1A	37,066

LNG

1.Neo Energy	2007	2007	spot	—	Membrane	85,602

Total Vessels	40				Total Dwt	4,503,419

(1)	The Decathlon and Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have the option to purchase these vessels from their owners at the end of the charter period at pre-agreed prices. Olympia was sold through a sale and lease-back transaction in 1999. In 2006 the Company exercised its option to purchase the vessel which reverted to our ownership in January 2007. (For additional information relating to our arrangements with respect to this vessel, see and Note 7 to our financial statements).

(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.
(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.
(4)	Freight is based on a market-related formula.
(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice (in the case of contract of affreightment) or 90 days’ notice in the case of pool operations, with freight rates based on prevailing spot rates.
(6)	Freight is based on a minimum/maximum market-related formula.
(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.
(8)	49% of the holding company of these vessels has been sold to a third party.
(9)	DH-double-hull. Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

Our newbuildings under construction

As of March 31, 2007, we have on order and expect to take delivery between 2007 and 2010 of 13 new vessels currently under construction. These consist of one 1A ice-class suezmax from Hyundai Heavy Industries, seven aframaxes of DNA design from Sumitomo Heavy Industries, one 1A and two 1B ice-class handysize product carriers from Hyundai MIPO Dockyard and two panamaxes Sungdong Shipbuilding and Marine Engineering in South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Hyundai MIPO Dockyard and Hyundai Heavy Industries are experienced designers and builders of ships. Tsakos Shipping has worked closely with these Korean shipyards and the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Hyundai MIPO Dockyard, Hyundai Heavy Industries, Sungdong Shipbuilding and Marine Engineering, and Sumitomo Heavy Industries during the construction period.

Our newbuildings under construction as of March 31, 2007:

Vessel Type	Expected Delivery	Ship Yard	Hull Type (all double-hull)	Deadweight Tons	Purchase Price (1) (in millions of U.S. dollars)
HANDYSIZE

1.Aegeas	April 2007	Hyundai MIPO	ice-class 1A	36,660	$31.3

2.Byzantion	May 2007	Hyundai MIPO	ice-class 1B	37,340	$45.3

3.Bosporos	September 2007	Hyundai MIPO	ice-class 1B	37,340	$44.0

SUEZMAX

1.Antarctic	April 2007	Hyundai Heavy Industries	ice-class 1A	162,400	$58.5

AFRAMAX

1.Sakura Princess	June 2007	Sumitomo Heavy Industries	DNA	105,000	$59.3

2.Hull S-1342	November 2008	Sumitomo Heavy Industries	DNA	105,000	$59.5

3.Hull S-1344	November 2008	Sumitomo Heavy Industries	DNA	105,000	$59.5

4.Hull S-1349	3rd Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$60.0

5.Hull S-1350	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$60.0

6.Hull S-1356	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$59.4

7.Hull S-1360	1st Quarter 2010	Sumitomo Heavy Industries	DNA	105,000	$59.4

PANAMAX

1.Hull S-3003	November 2007	Sungdong Shipbuilding and Marine Engineering		73,800	$55.4

2.Hull S-3004	December 2007	Sungdong Shipbuilding and Marine Engineering		73,800	$55.4

	Total.			1,156,340	$707.0

(1)	Including extra cost agreed as of March 31, 2007

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2007, we had made progress payments of $163.8 million out of the total purchase price of approximately $707.0 million for these newbuildings. Of the remaining amount, a further $254.7 million will be paid during 2007.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the 13 newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if a compelling opportunity arises, could be in our best interest.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2006 and 2005 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2006	2005
Time Charter – fixed rate	22%	42%
Time Charter – variable rate	32%	20%
Period Employment at variable rates	25%	23%
Spot Voyage	21%	15%
Total Net Earnings Days	12,013	9,192

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has nine tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties which are performed exclusively for the benefit of TEN include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Beginning July 1, 2004, we paid Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since the beginning of the year The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $7.1 million in 2006. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held and part of the Tsakos Group, is one of the largest independent tanker managers with a total of 64 operating vessels under management (with a further 21 to be delivered, 13 of which are vessels under construction for Tsakos Energy Navigation), totaling approximately 8.8 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 3,300 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Singapore, Tokyo, Shanghai and Odessa. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2006, we didn’t have any outstanding advances to Tsakos Shipping.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount we paid for these chartering commissions was $5.4 million in 2006.

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

Customers

Several of the world’s major oil companies are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular. The table below shows the approximate percentage of revenues we earned from some of these customers in 2006.

Customer	Year Ended December 31, 2006
Lyondell/Citgo	13%
Star Tankers	9%
HMM	8%
FLOPEC	8%
Sunoco	7%
Petrobras	7%
STBL	6%
NESTE	5%
Tesoro	3%
Standard	3%
Trafigura	2%
ST shipping	2%
Sibneft	2%
Shell	2%
Vitol	2%
Mercuria	2%
Clearlake	1%
BP	1%
Exxon Mobil	1%
Dorado	1%
Naft	1%
Koch Shipping	1%

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

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters. In March 1992, the IMO adopted further amendments to Annex I of the 1993 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO adopted a proposal to revise these regulations which became effective in September 2002. These revised regulations provide for increased inspection and verification requirements and for a more aggressive phase-out of single-hull oil tankers, in most cases by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tonnes deadweight constructed after 1982. The changes, which will likely increase the number of tankers that are scrapped, are intended to reduce the likelihood of oil pollution in international waters.

As a result of the oil spill in November 2002 relating to the loss of the oil tanker Prestige, which was owned by a company not affiliated with us, in December 2003 the IMO proposed an amendment to MARPOL to accelerate further the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to either 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This amendment became effective on April 5, 2005.

The latest amendment to Annex I of MARPOL came into force on 1 January 2007. This consolidates all amendments since 1993 and makes clear the distinction between the requirements for new tankers and existing tankers. All of the vessels in our fleet are of double hull construction.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Vessels built before May 19, 2005, must obtain this Certificate by the earlier of the first dry docking after that date and May 19, 2008. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels.

In addition, the Company’s new liquefied natural gas (“LNG”) carrier (delivered to us in February of 2007) is required to meet IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The IMO recently revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions took effect on January 1, 2007 and include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These new discharge levels apply to the Company’s LNG carrier.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which was came into effect in relation to oil tankers in July 1998. The ISM Code requires shipowners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are ISM Code certified.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. As a result of 2006 amendments to OPA 90, the statute now limits the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons and has a double-hull (tankers with single-hull, double sides only or double bottom only are subject to higher limits). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction.

Notwithstanding the phase-out period, OPA 90 currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Off-Shore Oil Platform, or off-loading by means of lightering activities within authorized lightering zones more than 60 miles off-shore. Currently, all of our fleet is of double-hull construction.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers (with double-hulls), coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. The Coast Guard intends to promulgate regulations that will increase the OPA financial responsibility amounts to reflect the 2006 amendments to OPA increasing the limits of liability. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, it is understood that an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

Environmental Regulation – The Clean Water Act

The US Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Currently, under US Environmental Protection Agency (“EPA”) regulations, vessels are exempt from the requirement to obtain CWA permits for the discharge of ballast water and other substances incident to normal operation in US ports. However, a United States District Court ruled in March 2005 that the EPA exceeded its statutory authority in creating this exemption, which has been in place since 1978. On September 18, 2006 the Court ordered the EPA to develop new regulations by September 30, 2008 to ensure that owners and operators of vessels visiting US ports comply with the CWA and restrict the discharge of invasive species in ballast water, or face penalties. Although the EPA has appealed the decision to the Circuit Court of Appeals, we cannot predict the outcome of the litigation. If the District Court’s decision is upheld, we will be subject to CWA permitting requirements that could include ballast water treatment. While we do not believe that the costs associated with obtaining such permits and complying with any treatment obligations would be material, it is difficult to predict the overall impact of any CWA permit requirements on our operations.

European Union Initiatives: In response to the oil spill caused by the sinking of the oil tanker Erika in December 1999, the European Union has proposed legislation that would (1) ban manifestly sub-standard ships (defined as those over 15 years old that have been detained by port authorities more than twice in the previous six months) from European waters and create an obligation of port states to inspect ships posing a high risk to maritime safety and the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (3) accelerate the phasing in of double-hull or equivalent design standards for single-hull oil tankers on the same schedule as that required under the IMO regulations on pollution prevention for tankers. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). The legislation contemplates that sanctions will be levied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. The ship-source pollution legislation is required to be enacted into national law of the Member States of the European Union by March 2007. A further package of proposed legislation, commonly referred to as the Erika III proposals, was presented by the European Commission in November 2005 and two bills (dealing with the obligation of Member States to exchange information among themselves and to check vessels comply with international rules, and with the allocation of responsibility in the case of accident, respectively) were adopted in March 2007. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.88 million plus $962 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $136.9 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 26, 2007. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The US National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into US ports through ballast water taken on by ships in foreign ports. Under NISA, the US Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering US waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the US Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the US, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard has been developing ballast water discharge standards, which could set maximum acceptable discharge limits for invasive species, or lead to requirements for active treatment of ballast water. Legislation was introduced in the US Senate in March 2007 that would require all vessels entering a US port in 2012 to conduct active treatment of ballast water in line with maximum acceptable discharge limits for various invasive species (provided that the Coast Guard and the EPA may set alternative equivalent standards before the date of coming into force of these requirements).

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35 percent of the gross tonnage of the world’s merchant shipping. As at March 31, 2007 the BWM Convention has been adopted by eight states, representing 3.21 percent of world tonnage.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $8.6 million in 2006. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

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

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2006-2007, our P&I club insurance premiums increased for several of our vessels by approximately 7%, but for others the increase was minimal. Our hull and machinery insurance premiums also increased in certain cases by 9%, but in others by less than 3%. We have been advised that for 2007-2008 our P&I club insurance premiums will increase by approximately another 2% and our hull and machinery insurance premiums by 10%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner currently controls more than 5% of the world tanker fleet. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, Suezmax, Aframax, Panamax, Handymax and Handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Afghanistan and Iraq, and terrorist attacks such as those made against the United States in September 2001 and various international locations since then may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

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

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this annual report our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

As at March 31, 2007, we operated a fleet of 40 modern tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations—2006

Despite only a modest growth in world oil demand of 1.0% and a notable increase in world tanker tonnage by 6.1%, 2006 again provided tanker operators with healthy revenues and profits. The most remarkable feature of 2006 from the point of view of tanker trading was the strong third quarter, when rates are typically soft, and the correspondingly weak fourth quarter, when rates usually reach a peak. Part of the explanation of both peculiarities was the build up of inventories in OECD countries in the third quarter due to geopolitical events and anticipation of meteorological conditions which reduced the need for tonnage in the fourth quarter. Also, US imports were lower due to the recovery of US oil and gas production and increases in Canadian oil production. The increases in oil prices never actually surpassed the level that might curb world economic growth, indeed growth was 5.3% in 2006, but was at a level that encouraged exploration and exploitation of previously uneconomic sources, thus helping to maintain production flows. However, high oil prices also impacted tanker profitability by increasing the cost of bunker and lubricants. The year also saw a further increase in US interest rates which naturally impacted a capital-intensive industry, although in relative terms the cost of debt still remained low.

Our fleet achieved voyage revenues net of commissions of $412.2 million, up by 45.1% from $284.0 million in 2005. Capital gains on the sale of three operating vessels and 49% of shares in a subsidiary, were $63.3 million. Operating income increased from $154.8 million in 2005 to $205.2 million in 2006, a 32.6% increase. Net income was $196.4 million, compared to $161.8 million in the prior year, a 21.4% increase. Diluted income per share increased from $8.17 in 2005, based on 19.79 million diluted weighted average shares outstanding, to $10.30 in 2006, based on 19.07 million diluted weighted average shares outstanding. These results reflect in part our move towards time charters with profit-sharings, by which protect the Company due to healthy minimum rates during seasonal and unseasonable softening periods, while being able to take advantage of market conditions when rates peak.

Some of the more significant developments for the Company during 2006 were:

•

The acquisition of VLCC La Prudencia and product carrier Delphi from the Tsakos Group and the transfer of two construction contracts for 1B ice-class product carriers (Byzantion and Bosporos) to be delivered in 2007 for a total cost of $219 million.

•

The agreement to acquire for $530 million from Western Petroleum six 1A ice-class MR2 product carriers the Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax and the construction contracts for three 1A ice-class LR2 product carriers the Proteas, Promitheas, and Propontis which were delivered to the Company within 2006.

•	The delivery of 1A ice-class suezmaxes Archangel and Alaska, and of 1A ice-class product carriers Arion and Antares.

•	The signing contracts for four Sumitomo built DNA aframaxes for delivery between 2008 and 2009, and two Sungdong panamaxes for delivery in 2007.

•	The sale to Flopec of panamax Aztec and 49% sale of a subsidiary which holds companies owning panamaxes Maya and Inca. Total gains were over $50 million.

•	The sale of handysize product carriers Libra and Crux for a combined gain of over $13 million.

•	The exercise of option to repurchase the aframax Olympia from KG owners for $31 million (delivery in January 2007).

•

The arrangement of new chartering alliances with oil majors and major oil traders Hyundai Merchant Marine (La Prudencia, La Madrina, Antares, Arion), Neste Oil (Propontis, Proteas, Promitheas, Apollon, Ariadne), Trafigura (Artemis, Afrodite) and Glencore (Aris, Ajax), all with profit sharing time charters.

•	The dry-docking of Libra, Opal Queen and Vergina II for their mandatory special survey and the subsequent conversion of Vergina II to double-hull, thus making the fleet 100% double-hull.

•

The payment to the Company’s shareholders of two dividends of $1.10 per common share in April in respect of the fiscal year 2005, and $1.25 per common share in November, the first dividend with respect to fiscal year 2006. Total cash paid out on dividends amounted to $44.8 million.

The Company operated the following types of vessels during, and at the end of, the year ended December 31, 2006:

Vessel Type	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	3.0	7.8	8.2	6.8	4.2	3.8	33.8
Number of vessels at end of year	3.0	8.0	10.0	6.0	6.0	4.0	37.0
Dwt at end of year (in thousands)	899.8	1,312.9	1,090.9	409.8	318.5	148.9	4,180.8
Percentage of total fleet	21.5%	31.4%	26.1%	9.8%	7.6%	3.6%	100.0%
Average age, in years, at end of year	11.5	2.8	5.3	10.1	1.3	1.3	5.9

We believe that the key factors which determined our financial performance in 2006, within the given freight rate environment in which the Company operated, were:

•	the diversified aspect of the fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing the Company to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher insurance, bunker fuel and lubricant costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, refinancing at better terms, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	the raising of new finance through bank debt, and

•	the sale of older vessels and newer vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2007, to which may be added:

•	a continuing buoyant market in comparison to historical levels;

•

the securing of a high level of utilization for our vessels (as at March 31, 2007, 76% of the remaining operational days available for 2007, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix forward on medium to long term charters at current market rates which are significantly higher than the historical average.

•	the delivery of the 13 newbuildings that will join the fleet between March 31, 2007 and 2010 (seven of which are to be delivered during the remainder of 2007);

•	the rapid development of new strategic areas with purpose-built vessels to access ice-bound ports and from February 2007 carry LNG (liquefied natural gas), and

•	the repurchase of common shares at favorable prices.

Looking forward and given increasing demand and the lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices may continue through 2007. The expected increasing demand from China and India will continue to have beneficial impact on transportation requirements for petroleum and its products in the foreseeable future. Another indication of the strength of the market can be seen in continued demand growth despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, in the current environment, it appears that price has not dissuaded imports and, in fact in some instances, demand has actually increased.

We expect that 2007 should once again prove to be a good year for the tanker industry. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq, Iran and Venezuela, should fuel the market providing new trading patterns with long-haul requirements, again to the benefit of the industry. Additionally, new IMO and European Union regulations relating to the phase-out of single-hull tankers should have a significant impact on the rate environment.

Our current fleet consists of three VLCCs, nine suezmaxes, eleven aframaxes, five panamaxes, six handymaxes, five handysizes and one LNG. All vessels are owned by our subsidiaries with the exception of the two suezmaxes, Cape Baker and Cape Balboa (formerly Decathlon and Pentathlon), acquired in 2002 and sold in October and November 2003, respectively, that were time chartered back from the owners for five years. These two vessels are subject to repurchase options in the latter part of 2008 at a price of $47.5 million each which is well below current market value.

Subsequent Events

(a)	On January 10, 2007, the Company took delivery of the 1A ice-class suezmax Arctic and drew down on a related credit facility for $35.5 million. On February 6, 2007, the Company took delivery of the LNG carrier, Neo Energy, and drew down $105.0 million on a new credit facility arranged on January 31, 2007 for $120.0 million. On March 8, 2007, the Company took delivery of the 1A ice-class product carrier Andromeda and drew down on a related credit facility for $25.0 million. On March 29, 2007 the Company took delivery of the aframax Izumo Princess and drew down on a related credit facility for $33.9 million.

(b)	On January 15, 2007 the panamax tanker Bregen, was sold for $22.9 million resulting in a gain of approximately $5.5 million. As a result of the sale, the available credit facility described in Note 6 (paragraph (a) item 3) has been reduced by $14.3 million. The reduction has been reflected in the aggregate available unused amount of the facilities as at December 31, 2006. Furthermore, the facility reduction resulted in a balance of $4.1 million to be paid within 2007. The payment has been reflected in the Current portion of the long-term debt as at December 31, 2006.

(c)	On February 9, 2007, the aframax Propontis incurred damage to its hull which required the vessel to enter dry-dock for three months for restoration to its original condition. Estimated costs are $13.5 million which, together with loss of hire, are expected to be recovered in full, net of deductibles, through insurance claims.

(d)	On April 26, 2007, a dividend of $1.50 was paid to shareholders of record on April 16, 2007.

(e)	On March 28, 2007, the Company signed contracts with Sumitomo shipyard of Japan for the construction of two aframax tankers for delivery in December 2009 and February 2010 respectively at a price of $59.4 million each. On April 2, 2007, $11.9 million was paid by the Company as a deposit for the two newbuildings.

(f)	On March 12, 2007, the counter party exercised its option to call back the Structured Note referred to in Note 3, and returned the amount of the original investment resulting in a gain of $0.20 million. On March 27, 2007, the Company converted the entire 8% interest bearing convertible bond referred to in Note 3 into 456,050 common shares resulting in a gain of $3.6 million.

(g)	In March 2007, 290,000 restricted share units related to the 2004 Plan were granted to Company executive directors and officers as well as to employees of the related companies. The grants are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on December 31, 2010.

(h)	On April 24, 2007 the Company took delivery of the 1A ice-class product carrier Aegeas and drew down on a related credit facility for $22.4 million. On April 25, 2007, the Company took delivery of the 1A ice-class suezmax Antarctic and drew down on a related credit facility for $35.3 million. On May 9, 2007 the Company took delivery of the 1A ice-class product carrier Byzantion and drew down on a related credit facility for $21.8 million.

General Market Overview – World Oil Demand / Supply and Trade

(Source: Galbraith’s Ltd)

Higher oil prices contributed to a further slowing in oil demand growth in 2006, however freight rates remained at extremely healthy levels on average. According to the International Energy Agency (IEA) annual average demand grew by 0.8m bpd to 84.5m bpd. This compares to increases of 1.3m bpd in 2005 and 3.1m bpd in 2004.

Strong demand growth in developing countries was partially offset by falls in oil demand growth in OECD countries. China remained the main engine of growth, as Chinese demand grew by some 0.5m bpd to 7.2m bpd. This represented a robust annual average growth rate of 6.9% compared to 4.2% in 2005. Demand in North America fell by 1.0%, but most of the decline was attributable to a sharp fall in fuel oil consumption due to differentials between fuel oil and natural gas prices, while demand for the main products: motor gasoline and gas/diesel oil continued to rise, supporting levels of products imports.

Global oil supply grew by 0.9% or 0.8m bpd to 85.3m bpd. This modest level of growth masks the impact on seaborne trade of sharp increases in production in the Former Soviet Union, Brazil and Angola which added a combined 0.8m bpd of output, and an increase of some 0.3m bpd in OPEC Middle East crude oil production. European (principally North Sea) production continued its long-term decline, falling by some 0.4m bpd to 5.2m bpd.

Crude tanker demand growth was driven by resurgent growth in Chinese crude imports which increased by 14% to 2.9m bpd, compared to growth of just 4% in 2005; 83% of these imports were sourced from long haul locations such as the Middle East, Africa and Latin America mainly using VLCCs. Other major developments included the commissioning in July of the Baku-Tblisi-Ceyhan (BTC) pipeline which was reportedly transporting 420,000 bpd of Azeri crude oil by the end of the year and using mainly Suezmax tankers to export cargoes. In addition, first exports of crude oil were also seen from the Sakhalin 1 project in Russia’s far east. Production from this field reached some 200,000 bpd in early 2007 with cargoes exported using ice-classed Aframax tankers.

Global crude oil trade tonne-miles are estimated to have risen by 1.5% in 2006. Crude oil tonne-mile growth was restrained by lower crude imports into the U.S. early in the year when refineries were still affected by the 2005 hurricanes. The hurricanes also caused a very slight reduction in estimated crude oil tonne-miles growth in 2005 but lower crude imports were replaced by a sharp increase in products imports to replace lost refinery production. Global crude oil trade tonne-miles are now estimated to have increased by 11% since 2002.

Geopolitical concerns and a temporary reduction in Alaskan production led to sharp increases in crude oil prices in July and August 2006 with the West Texas Intermediate spot price exceeding $77/bbl in early August. However, as fears over crude oil supply disruption abated prices fell sharply to below $60/bbl in early October. This prompted action from OPEC which began reducing actual output as early as August and subsequently announced two reductions in targeted production levels, by an initial 1.2m bpd from November and a further 500,000 bpd from February 2007.

As a result, OPEC crude oil production fell by some 1m bpd between August and December and benchmark earnings for VLCCs and Suezmaxes were weaker in the fourth quarter after a particularly strong 3rd quarter. In contrast, Aframax markets West of Suez were much less affected by OPEC production cuts, strengthening in the fourth quarter as was the case in the previous 4 years.

In the products tanker markets the effects of the two hurricanes that hit the U.S. Gulf in August and September 2005 were still being felt in the market in early 2006. Total U.S. products imports as reported by the U.S. Government’s Energy Information Administration (EIA) were some 20% higher on average in the first half of 2006 vs the same period in 2005. Products imports fell back in the second half of the year but remained some 12% higher on average than the levels seen in the first half of 2005. The ongoing strength of U.S. products imports undoubtedly played a major part in the strength of the products tanker market in 2006.

Looking forward, the IEA predicts that global oil demand growth will accelerate to 1.55m bpd in 2007 while the EIA predicts growth of 1.4m bpd. The increases will be led by further strong growth in China and the Middle East and renewed demand growth in North America.

On the oil supply side OPEC decided to leave its production targets unchanged at its latest meeting in March 2007 and scheduled its next meeting for September 2007, indicating that the group was comfortable with existing quotas and the current prices levels (around $60/bbl at the time of the OPEC meeting).

Supply from Angola, which joined OPEC in January and is not yet subject to the quota agreements, is expected to rise by some 0.2m bpd on average in 2007 versus 2006. By the end of the year Angolan output is expected to reach 1.9m bpd, up from the current level of 1.5m bpd. Non-OPEC production (excluding Angola from last year’s total) is expected to rise by some 1.1m bpd with the Former Soviet Union contributing an additional 0.5m bpd and Brazil adding 0.2m bpd.

While these predictions have been shown to be subject to significant revision (both upwards and downwards) in recent years there are a number of structural factors in play that should ensure further strong growth in both crude oil and products trade over the next few years.

Rapidly growing demand, insufficient growth in domestic crude oil production, new refinery developments and strategic stock building in China are expected to lead to further strong growth in crude oil imports. Demand growth and refinery capacity developments in other developing countries in Asia should also lead to increases in crude oil imports. In the case of India, significant increases in both crude imports and exports of refined products are expected as export orientated refineries continue to be built.

It is anticipated that growing oil demand in the U.S. will be met by a combination of both crude oil imports and products imports, even if use of domestically produced bio-fuels increases. Crude imports from nearby sources such as Mexico, Venezuela and the North Sea are expected to decline therefore tonne-mile demand will increase due to both the overall level of imports and the increased distance. In addition, filling of the Strategic Petroleum Reserve will draw on domestic production which may increase the import requirement.

In Europe, falling oil production in the North Sea will mean that Northwest Europe’s refineries will increasingly need to source crude oil from outside of the region from areas such as the Former Soviet Union and West Africa. In addition Europe is faced with an imbalance in products markets with a growing surplus of gasoline, much of which is exported to the United States, and a growing deficit of gas/diesel oil that is imported mainly from the Former Soviet Union and Asia. There has also been a recent proposal to build a pipeline that would divert more Russian crude exports away from overland transport through Eastern Europe to be replaced by a combination of seaborne crude and products exports from the Baltic. This would generate additional tanker demand, including demand for ice-class tankers during the winter.

World Tanker Fleet

The supply side of the market is being shaped by the changes to MARPOL Annex 1 Regulation 13G, adopted in December 2003, which accelerated the phase-out schedule for non double hull tankers and changes to MARPOL Annex 2 and the IBC code which came into effect on 1st January 2007, affecting the type of tanker required for the carriage of vegetable oils and chemicals.

The phase out of non double hulled tonnage will restrain the overall level of fleet growth over the next 5 years, but the timing of the removal of non double hull vessels from the fleet will be crucial since the regulations permit most of the remaining non double hulled vessels to trade until 2010. The regulations also provide for exemptions that can be granted by Flag States and Port States to permit vessels to continue trading after 2010 under certain conditions. The regulatory changes have already created a multi-tiered market in which modern double hulled tankers command higher rates than non double hulled tankers.

The changes to MARPOL Annex 2 and the IBC code mean that vegetable oils, with an estimated seaborne trade figure of 45m tonnes in 2006, are now required to be carried in IMO type 2 chemical tankers or at least IMO type 3 chemical carriers with double hulls. These cargoes can no longer be carried in products carriers, as many of these cargoes had been previously. As a result recycling of older products carriers has increased sharply in the first quarter of 2007, and the increased competition for those vessels that are eligible to carry vegetable oils has supported the market for tankers to transport clean petroleum products.

Fleet Development

The total world tanker fleet grew by some 6% to 384m dwt in 2006. Further heavy ordering of new tankers meant that 136m dwt was on order to be delivered at the start of 2007, equivalent to 35% of the existing fleet. However, there was still 104m dwt of non double hulled tonnage that will become ineligible to trade in oil cargoes under the IMO phase out.

Since only a quarter of the non double hull fleet is due to be phased out under MARPOL Annex 1 prior to 2010, whereas some 85% of the orderbook is due to be delivered before the end of 2009, relatively strong fleet growth is expected to continue from 2007 to 2009 even though some vessels will be removed from the fleet in advance of the mandatory phase out date for special projects such as FPSO conversion. The orderbook is skewed towards 2009, with just over 1/3rd of the orderbook at the end of 2006 scheduled for delivery in 2009, compared to about 25% each in 2007 and 2008 with the remainder in 2010 and beyond.

Recycling

Tanker recycling has been very limited in recent years due to the strength of the freight and second hand sale and purchase markets. No VLCCs or Suezmaxes were sold for recycling in 2005 and just 3m dwt of other deep sea tankers were reportedly sold for recycling.

The age profile of the VLCC and Suezmax fleets mean that there are very few vessels that appear to be likely candidates for demolition in 2007 but a number of non double hulled vessels have been reported as being sold for various conversion projects that will result in them leaving the trading fleet in the next couple of years. In the Aframax and Panamax sectors there are more early 1980s built non double hulled tankers remaining which will face mandatory phase out between 2007 and 2009. In the MR products carrier sector sales for recycling have increased sharply in the first quarter of 2007 due to the regulatory changes with respect to carriage of vegetable oils.

Levels of tanker recycling are expected to increase as the end of the decade approaches as increasing numbers of double hulled vessels are delivered and trading opportunities for non double hulled vessels will be much more limited from 2010 due to the IMO phase out.

Vessel Prices

Newbuildings

Tanker newbuilding prices rose by levels that were generally in the region of 5-15% across the year in 2006.

Prices were driven higher by a combination of several factors including:

•

Very strong ordering of tankers spurred on by the ongoing strength of the tanker market, the need to replace non double hulled tonnage and owners’ anticipation of strong tanker demand growth in the future.

•	Strong levels of competition at yards due to high levels of contracting in the dry cargo, containership and LNG sectors.

•

The adoption of the Common Structural Rules (CSR) for tankers and bulk carriers by the International Association of Classification Societies (IACS) from 1st April. One of the effects of the new rules has been to increase the amount of steel that is required to be used in building both tankers and bulk carriers.

Orders for new tankers totaling approximately 80m dwt were placed in 2006. This is the highest amount of tanker tonnage recorded to have been contracted since the early 1970s and represented an increase of some 180% versus 2005’s level.

As a result of the heavy ordering some yards had, by the end of 2006, filled their forward orderbooks through to the end of the decade, and orders for new tankers were already being placed for delivery as far in advance as 2011.

In the VLCC sector, as many as 100 vessels were reported to have been contracted in 2006 and as a result the orderbook at the start of 2007 had increased to 176 vessels for delivery between 2007 and 2011. Many of the new contracts were placed at Chinese yards, with China edging marginally ahead of Japan in terms of reported vessels on order with 30% of the total orderbook compared to 29% at Japanese yards. South Korean yards still held the greatest number of VLCC orders with the remaining 41% of the total. Estimated VLCC newbuilding prices in South Korea had risen to around $128m by the end of 2006 while prices at Chinese yards were in the region of $120m.

In the Suezmax sector, some 70 vessels were contracted in 2006. Heavy ordering at Chinese yards meant that at the end of the year the percentage of the total orderbook, of some 105 vessels, at Chinese yards stood at about 35%. This compared to 14% at Japanese yards and 50% at South Korean yards, with one vessel on order in Croatia. By the end of the year estimated prices had risen to around $79m at South Korean yards and $74m at Chinese yards.

There was also heavy contracting in the Aframax sector with some 150 orders placed. There was significant interest in coated tonnage which owners felt would give them the option to trade in clean products in the future particularly if, as many have predicted, there is a considerable increase in long haul products exports from the Middle East and India. As a result about 25% of the orderbook of some 225 Aframaxes at the end of 2006 was believed to be comprised of orders for fully coated tonnage.

Estimated prices for uncoated Aframaxes at South Korea yards had risen to around $65m by the end of 2006 and $68m for a coated vessel. Comparative prices at Chinese yards stood at around $62m for an uncoated vessel and $64m for a coated vessel.

Contracts for about 50 Panamax tankers were placed in 2006, almost exclusively for coated vessels and mainly at Chinese and South Korean shipyards. Prices for these vessels in South Korea were estimated to be in the region of $58m at the end of the year although no new orders were reported in the last two months of the year.

In the medium range products carrier sector (defined here as tankers of 30,000 dwt to 55,000 dwt) there was very heavy ordering of new tankers. Some 340 vessels were reported to have been ordered throughout 2006, although this includes some vessels that will likely trade more often in chemicals than in petroleum products. Around 75% of the vessels that were ordered fall into the large MR segment of vessels of 45,000 dwt +.

Prices for these larger MR tankers at South Korean shipyards were estimated to be in the region of $47m at South Korean shipyards and $44.5m at Chinese shipyards at the end of 2006.

Newbuilding prices have shown no sign of weakening in early 2007 as shipyards have long forward orderbooks. Heavy ordering has continued particularly in the dry bulk carrier sector, and new regulations regarding the coating of ballast tanks of newly contracted ships are also acting to support or even increase prices.

Secondhand Values

Secondhand values of double hulled tankers also increased throughout 2006. The ongoing strength of the freight market meant that promptly available tonnage was still valued at a premium, and newbuilding re-sales and recently delivered vessels were purchased at values substantially higher than the cost of ordering a new vessel for delivery towards the end of the decade or in 2010. In some cases 5-year old vessels were also priced at higher levels than newbuilding orders. A number of modern vessels were reported to have been sold to financial interests with charters back to their original owners, but the rising prices restricted the number of straight secondhand sales of modern tankers.

Earnings

Tanker market spot freight rates remained at firm levels on average in 2006, although markets fluctuated substantially on a monthly and weekly basis. The overall strength of the freight market continued to demonstrate the tight balance of supply and demand that has developed as a result of strong tanker demand growth since 2003.

VLCCs

Benchmark VLCC spot market earnings in 2006 were marginally higher than in 2005 on an annual average basis. Just 17 newbuildings were delivered into the fleet, the lowest number since 1998. Although no VLCCs were reported to have been sold for recycling and the fleet grew by 4%, strong growth in demand for VLCCs to transport cargoes from West Africa, the Middle East and South America to China helped to support the market.

The market followed a typical seasonal pattern in the first half of the 2006 with high freight rates in the first quarter and a weaker market in the second quarter. However freight rates in the 3rd quarter were higher than in recent years as

OPEC raised production in response to sharply rising crude oil prices caused by political events and reduced Alaskan supply. As oil prices fell in the 4th quarter OPEC trimmed crude oil output and this led to a weaker freight market in the last few months of the year. In the first quarter of 2007, benchmark VLCC earnings averaged approximately $58,000/day.

Suezmax

Freight rates in the Suezmax spot market also remained at very firm levels in 2006, just slightly below 2005’s average. 25 vessels were recorded as having been delivered in 2006, a similar level of deliveries as had been witnessed in each of the previous 5 years. No Suezmaxes were sold for recycling in 2006 and the internationally trading crude oil fleet increased by some 7% across the year.

Suezmax freight rates followed a similar trend to the VLCCs in the first 3 quarters of the year but the market retained more strength in the last quarter. The Suezmax sector is generally less exposed to changes in OPEC production and the commencement of exports from the BTC pipeline in the middle of the year generated additional demand for Suezmaxes in the second half. The market has remained generally firm in the first quarter of 2007, with benchmark Suezmax earnings averaging approximately $48,000/day.

Aframax

The Aframax fleet increased by some 6% in 2006. Benchmark time charter equivalent spot market earnings were slightly lower on average in 2006 than in 2005, with falls in the North Sea market, the Mediterranean and East of Suez markets. Rates in the Caribbean market were, in contrast, marginally higher than in 2005.

Freight rates in the Aframax market followed a more typical seasonal pattern than in the VLCC and Suezmax markets with strong earnings in the 1st and 4th quarters during the Northern Hemisphere winter. However, freight rates in the third quarter were also unseasonably strong due to the high volumes of OPEC production. In the fourth quarter, which proved to be the strongest of the year, the Aframax market was resilient to the reductions in OPEC production with the exception of the market east of Suez. The market west of Suez was once again affected by delays in the Turkish Straits which tied up tonnage and a large increase in exports from the Baltic in December helped to create a sharp spike in the market. In the first quarter of 2007 benchmark Aframax average earnings have been roughly equal to those in the fourth quarter of 2006 at approximately $38,000/day.

Products Tankers

Spot market earnings in the products tanker markets were lower on average in 2006 than in 2005 when disruption to the U.S. Gulf refining system was severely disrupted by two hurricanes thereby creating a huge products import requirement.

There was substantial fleet growth with some 130 medium range (MR) tankers delivered while 30 MRs are believed to have been sold for recycling. This meant that at the end of the year the total fleet comprised around 1,300 vessels involved in mineral oil, chemicals and vegetable oil trades.

At the start of 2006 freight rates were still being influenced by the effect of the hurricanes and particularly strong earnings were recorded. Thereafter rates were somewhat weaker on average but earnings in the market west of Suez remained strong in general while rates east of Suez were subject to greater fluctuations. During the first quarter of 2007 earnings for MR tankers have strengthened considerably particularly in the markets west of Suez. The strength of the market can be attributed to factors such as: increased imports into the U.S.; refinery outages in West Africa; and the effects of the new rules regarding the carriage of vegetable oils and chemicals that have led to increased scrapping and drawn some vessels away from the mineral oils market.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages”, under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner. Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter. Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters”. We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. Two of our vessels also operate within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. We currently have 30 of our 40 vessels managed on time charter or other form of period employment, ensuring that at least 76% of 2007 availability and 60% of 2008 is already fixed.

The Board of Directors, through its Chartering Committee, formulates the chartering strategy of the Company and the Company’s commercial manager Tsakos Energy Management implements this strategy through the technical manager, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with the Tsakos Group enables the Company to take advantage of the long-established relationships built by the Tsakos Group with many of the world’s major oil companies and refiners. The Tsakos Group has built these relationships over 35 years of existence and high quality commercial and technical service. Tsakos Shipping manages the vessels of the Company plus another 24 operating vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At March 31, 2007, the Company owned only double-hulled vessels.

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel, generally every 2.5 years. In most cases a dry-docking is necessary with work undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”. It applies to all tax positions accounted for in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position expected to be taken in a tax return. It is effective for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of Interpretation No. 48 will have any impact on its earnings and financial position.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and, therefore, the Statement does not require any new fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 157 will have a material impact on its results of operations and financial position.

In September 2006, with the release of Staff Accounting Bulletin 108 (“SAB 108”) “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement” the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The adoption of this SEC release did not have an effect on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 159 will have a material impact on its results of operations and financial position.

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

Voyage expenses. Voyage expenses include all our costs, other than vessel operating expenses, that are related to a voyage, including port charges, canal dues and bunker fuel costs.

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. Currently, we hire two vessels (Cape Baker and Cape Balboa), which have been hired as part of sale and leaseback transactions as described in the accompanying consolidated financial statements.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003 all vessels had a management fee of $15,000 per month until June 30, 2004. Beginning July 1, 2004, the amount increased to $18,000 monthly, except for chartered-in vessels, where the fee decreased to $12,500 per month. The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since the beginning of the year.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carrier), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of drydocking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally 2 1/2 years). These charges are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred drydocking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. There were no impairment losses in the years 2003 to 2006.

As at December 31, 2006, the market value of our fleet (excluding three chartered-in vessels) was approximately $2.2 billion, according to valuations received from an independent and reputable broker. On the basis of these valuations, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Financial Analysis

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Year ended December 31, 2006 versus year ended December 31, 2005

Revenue from vessels, net

Revenue from vessels was $427.7 million during the year ended December 31, 2006 as compared to $295.6 million during the year ended December 31, 2005, a 44.7% increase partly resulting from an increase in the number of vessels from an average of 26.1 in 2005 to an average of 33.8 in 2006, and partly from the improvement in charter rates. The average time charter equivalent rate per vessel achieved for the year 2006 was $30,154 per day compared to $28,645 for the previous year. During the course of 2006, one VLCC, two new ice-class suezmaxes, three new ice-class LR2 aframax product carriers, six new ice-class MR2 handymax product carriers, and three new handysize product carriers were acquired or newly-delivered. Three vessels were sold. The fleet had 97.4% employment compared to 96.5% in the previous year, mainly because dry-docking activity was slightly less in 2006.

Commissions

Commissions were $15.4 million, or 3.6% of revenue from vessels, during 2006, compared to $11.6 million, 3.9% of revenue from vessels, for 2005. The decrease was due to changes in employment of several vessels to charter arrangements where lower commission was charged. The newly acquired vessels were employed on similar charters.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commissions, that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $69.1 million during the year ended December 31, 2006 compared to $36.0 million during the prior year, a 92.0% increase. Although voyage expenses are highly dependent on the voyage patterns followed, much of the increase can be explained by the fact that the total operating days on spot charter and contract of affreightment increased from 3,503 days in 2005 to 5,559 days in 2006. In addition, the cost of bunkers (fuel) which accounts for 67.6% total voyage expenses in 2006 increased by 26% from 2005 to 2006 due to the significant increase in the price of oil during 2006.

Charter hire expense

Charter hire expense was $24.3 million for 2005 and $24.5 million for 2006, with the same three vessels chartered in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $76.1 million during 2006 compared to $52.9 million during 2005, an increase of 43.7%. This increase is directly related to the increase in the size of the fleet.

Operating expenses per ship per day for the fleet increased from $6,534 for 2005 to $6,979 for 2006, a 6.8% increase. This increase primarily reflects increases in lubricant prices and insurance premiums.

Depreciation

Depreciation was $59.1 million during 2006 compared to $35.7 million during 2005, an increase of 65.4%, due to the addition of fifteen new, mostly high-value, vessels offset by the sale of two small older vessels, Libra and Crux, and the panamax Aztec.

Amortization

We amortize the cost of drydocking and special surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2006, amortization of deferred drydocking charges was $4.9 million as compared to $6.6 million during 2005, a decrease of 26.2%. The decrease was partly due to the sale of two vessels in 2006 on which there were still balances of unamortized deferred dry-docking charges and the fact that only two vessels had completed dry-docking during 2006.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Limited under a management agreement between the companies. During 2006, the Company paid to Tsakos Energy Management Limited fixed monthly fees per vessel under the management agreement. The monthly fee during 2006 and 2005 was $18,000 for all vessels except the chartered-in vessels, where the fee was $12,500 per month. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. Management fees totaled $7.1 million for 2006 compared to $5.5 million for 2005, an increase of 30.1%, due to the increase in number of vessels in the fleet.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.7 million during 2006 compared to $3.6 million during 2005, an increase of 2.6% due to additional traveling expenditure relating to new projects undertaken during the year, as well as due to increase in audit fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represents the overhead of the Company. On a per vessel basis, daily overhead costs decreased from $954 in 2005 to $878 in 2006, mainly due to the increase in size of the fleet. If the incentive award described below is taken into account, the 2006 daily overhead cost is $1,162 compared to $1,217 for 2005.

Management incentive award

In accordance with the management agreement between the Company and Tsakos Energy Management Limited, $3.5 million is due as an award to Tsakos Energy Management Limited due to the success of the Company during 2006 for exceeding a targeted return of 25% on opening equity for 2006. In the previous year, an award of $2.5 million was achieved for exceeding the 25% target.

Amortization of the deferred gain on the sale of vessels.

The Company sold two suezmaxes in a sale and leaseback transaction during 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period. The amortization of this gain amounted to $3.2 million for both 2005 and 2006.

Gain on sale of vessels

During 2006, the Company sold the handysize product carriers Libra and Crux to the same buyer for a total of $32.3 million, resulting in a gain of $13.3 million, and the panamax Aztec was also sold for $58.5 million resulting in a gain of $24.7 million. In 2005, the Company sold five operating tankers for gains totaling $34.5 million.

Operating income

Income from vessel operations was $205.2 million during 2006 versus $154.8 million during 2005, a 32.6% increase.

Gain on the sale of non-operating vessels

There were no sales of non-operating vessels during 2006. During 2005, one newbuilding hull was sold resulting in a gain of $10.8 million.

Gain on sale of shares in subsidiary

During the fourth quarter 2006, the Company completed its sale to Flopec of Ecuador of 49% of the shareholdings of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca. The sale resulted in recognition of a gain of $25.3 million.

Net interest and finance costs

Net interest and finance costs were $42.5 million for 2006 compared to $11.2 million for 2005, a 277.8% increase. Loan interest increased to $54.7 million from $19.1 million, a 186.4% increase. Total weighted average bank loans outstanding were approximately $933 million for 2006 compared to $416 million for 2005. The average loan financing cost in 2006, considering the impact of swap interest, was 5.59% compared to 4.40% for 2005.

There was a net positive movement of $2.6 million, including reclassification adjustments on undesignated cash flow hedges, in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2006 compared to $3.2 million for 2005. During 2005 a deferred swap gain of $1.7 million was fully recognized in income on repayment of the related loan.

Capitalized interest in 2006 was $12.5 million compared to $5.3 million in the previous year, due to the additional number of vessels under construction during 2006, as well as the increase in interest rates.

Amortization of loan expenses was $1.5 million in 2006 and $1.0 million in 2005. Other loan charges, including commitment fees were $1.4 million in both 2006 and 2005.

Interest income

Interest income derived from bank deposits and investments, including the net positive changes in the market values of the investments was $7.2 million for 2006 as compared to $7.4 million for 2005.

Net income

As a result of the foregoing, net income for 2006 was $196.4 million, or $10.30 per share, basic, versus $161.8 million or $8.18 per share, basic, for 2005, an increase of 25.9% per share.

Year ended December 31, 2005 versus year ended December 31, 2004

Voyage revenue

Revenue from vessels was $295.6 million during 2005 as compared to $318.3 million during 2004, a 7.1% decrease primarily resulting from a decrease in the number of vessels from an average of 27.3 in 2004 to an average of 26.1 in 2005, and partly from a fall in charter rates. The average time charter equivalent rate per vessel for the year 2005 was $28,645 per day compared to $28,722 for the previous year. In addition, the fleet had 96.5% employment compared to 97.6% in the previous year, due to extra days in dry-docking (three vessels in 2005 compared to one in 2004).

Commissions

Commissions were $11.6 million, or 3.9% of revenue from vessels, during 2005, compared to $13.1 million, which was 4.1% of revenue from vessels, for 2004. The savings in commission was primarily due to changes in charters with lower broker’s commission rates.

Voyage expenses

Voyage expenses include all our costs, other than operating expenses and commission that are related to a voyage, including port charges, agents’ fees, canal dues and bunker or fuel costs. Voyage expenses were $36.0 million during 2005 compared to $42.1 million during the prior year, a 14.6% decrease. This is mainly explained by the fall in total operating days on spot charter and contract of affreightment (under which contracts the owner bears voyage expenses), primarily due to the time-chartering of vessels previously on spot charter to time-charter or to pool employment. However, the overall decrease in voyage costs was offset by further increases of up to 30% in bunker costs during 2005 as a consequence of higher oil prices.

Charter hire expense

Charter hire expense remained steady at $24.3 million for both 2005 and 2004, with the same three vessels chartered-in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communication costs. Total operating costs were $52.9 million during 2005 as compared to $53.9 million during 2004, a slight decrease of 1.8%. This is partly due to a decrease in operating days over the previous year of those vessels bearing operating expenses (i.e. all vessels except chartered-in and bare-boat chartered out) by approximately 457 days or 5%.

Operating expenses per ship per day for the fleet increased from $6,286 for 2004 to $6,534 for 2005, a 3.9% increase. Increased insurance costs and cost of lubricants contributed to increase running costs, but generally the increase was mitigated by the sale of older vessels and the continued introduction of new more cost efficient vessels.

Depreciation

Depreciation was $35.7 million during 2005 compared to $35.4 million during the year ended December 31, 2004, an increase of 0.9%. Depreciation expense remained almost steady due to the sale of vessels Pella, Dion and Tamyra in 2005 and Toula Z in late 2004. This was offset by the addition of vessels Didimon, Euronike and Eurochampion 2004 in 2005 and Dionisos which was acquired and sold in the same year. The sale of Panos G did not affect depreciation as it was fully depreciated in 2002.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next scheduled dry-docking and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2005, amortization of deferred dry-docking charges was $6.6 million as compared to $8.8 million during 2004, a decrease of 24.8%. The decrease is due in part to the reduced level of dry-docking repairs undertaken in 2004 and the early part of 2005 compared to previous years and partly due also to the sale of vessels which included substantial amounts of deferred charges in their carrying value.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Ltd. under a management agreement between the companies. From January 1, 2002 to June 30, 2004 each vessel bore a management fee of $15,000 per month, payable by the Company to Tsakos Energy Management Ltd. This was increased to $18,000 per month as from July 1, 2004 for owned vessels and reduced to $12,500 for the three chartered-in vessels. Management fees totaled $5.5 million during 2005, compared to $5.3 million for 2004, an increase of 2.5%.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.6 million during 2005 compared to $3.1 million during 2004.

The sum of general and administrative expenses plus management fees payable to Tsakos Energy Management represents the overheads of the Company. On a per vessel basis, daily overhead costs increased from $844 in 2004 to $954 in 2005, due to the factors mentioned above. The addition of the new management incentive award in 2004 and 2005, as described below, increased the daily overhead per vessel from $1,094 for 2004, to $1,217 for 2005.

Management incentive award

In accordance with a revised management agreement between the Company and its managers, dated September 28, 2004, and with the Board of Directors’ decision of February 28, 2006, $2.5 million is due as an award to Tsakos Energy Management in achieving for the Company a return on equity for 2005 in excess of 25%. A similar award was made in 2004.

Amortization of the deferred gain on the sale of vessels

The Company sold two suezmaxes in a sale and leaseback transaction in the fourth quarter of 2003. The total gain of $15.8 million has been deferred and is being amortized over the five year minimum charter period. For both years 2004 and 2005 the annual amortization amounted to $3.2 million.

Gain on the sale of vessels

The Company sold five operating vessels during 2005, the newly delivered double hull product carrier Dionisos, resulting in a capital gain of $18.7 million, the two single hull/double bottom product carriers Dion and Pella, resulting in capital gains of $4.3 and $4.5 million respectively, the two single hull aframaxes Panos G and Tamyra for $9.8 million and $10.4 million, resulting in capital gains of $5.2 and $1.8 million, respectively. Total capital gains achieved and accounted for in full within 2005 amounted, therefore, to $34.5 million. In 2004, two operating vessels were sold for a combined capital gain of $13.6 million.

Operating income

Income from vessel operations was $154.8 million during 2005 versus $145.5 million for 2004, representing a 6.4% increase.

Gain on the sale of non-operating vessels

During 2005, the Company sold the newbuilding aframax hull H/1224 for $71.3 million resulting in a capital gain of $10.8 million. During 2004 the Company sold the newly constructed vessel Delos for $35.7 million resulting in a capital gain of $7.8 million.

Net interest and finance costs

Net interest and finance costs increased from $10.1 million during 2004 to $11.2 million during 2005, an 11.0% increase. Loan interest costs increased from $15.6 million in 2004 to $19.1 million in 2005. This was mostly due to the increase of the average interest rates borne on the Company’s loans from 3.4% during 2004 to 4.4% during 2005. The total average bank loans fell from $436 million for 2004 to approximately $416 million for 2005.

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

Interest income

Total income derived from bank deposits and investments, including the net positive changes in the market values of the investments, were $7.4 million during 2005 as compared to $0.8 million during 2004, due to higher average bank deposits and higher deposit interest rates, and an unrealized gain of $2.1 million from our increased investments in 2005.

Net income

As a result of the foregoing, net income for 2005 was $161.8 million, or $8.18 per share, basic, versus $7.53 per share, basic, during 2004, an increase of 8.6%.

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

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2008, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $116.7 million at December 31, 2006 compared to $99.9 million as at December 31, 2005. Current assets increased from $191.7 million at December 31, 2005 to $222.5 million at December 31, 2006 mainly due to the increase in cash balances (including restricted cash) which, as at December 31, 2006, amounted to $178.9 million, compared to $146.0 million a year previously. Reduced short-term investments by $10.2 million were offset by increased inventories (in line with the growth of the fleet) and positive increases in the value of certain interest rate swaps. Current liabilities increased from $91.5 million to $101.4 million at December 31, 2006 due mainly to increases in trade payables, accrued liabilities and accrued loan interest, again related to the significant deliveries of new vessels and associated debt. However, much of these increases were offset by decreases in the current portion of the long term debt as repayments on several of the larger facilities do not start until drawings correspond to a given level per the repayment schedule. In several cases, drawings have been less than the maximum facility available as the Company has been able to fund a part of delivery installments with our own cash, a large portion of which was provided from proceeds from sales of vessels.

Net cash provided by operating activities was $215.0 million during 2006 compared to $146.9 million in the previous year, a 46.4% increase. The increase is due mainly to the increased revenue generated by the increase in fleet size and the increase in freight rates achieved.

Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2006 on dry-dockings amounted to $4.9 million compared to $9.3 million in 2005. In 2006, dry-docking work was performed on the Libra and Opal Queen and started on the Vergina II. In 2005, dry-dock work related to special surveys was completed on the Bregen, Hesnes and Victory III.

Net cash used in investing activities was $829.3 million for the year 2006, compared to $109.0 million for 2005. During 2006, the Company acquired two vessels from the Tsakos Group for $131.1 million, and acquired from

Western Petroleum for $530.0 million six MR2 product carriers and the contracts for the construction of three LR2 product carriers, which were completed during the year and the vessels delivered. In addition, two ice-class suezmax and two handysize product carrier newbuildings were completed and delivered to the Company for $178.8 million. Apart from delivered vessels, another $35.2 million was paid to the Tsakos Group for contracts of two vessels under construction, and payments to yards and other pre-delivery expenditures on the vessels under construction during the 2006 but not completed by the year end, amounted to $116.9 million. Those vessels included an LNG carrier (delivery in February 2007), two ice-class suezmaxes (delivery in 2007 and the second to be delivered in April 2007), six aframaxes (deliveries between 2007-2009), two panamaxes (delivery 2007) and four product carriers (delivery 2007).

During 2006, apart from construction contracts acquired, the Company entered into contracts to construct another six vessels (four aframaxes and two panamaxes) bringing the total number of vessels on order at December 31, 2006 to fifteen.

The anticipated payment schedule on these vessels as of December 31 2006, which is subject to change for delays or advanced work, is as follows (in $ million):

Contractual Obligations	Prior to 2006	2006	2007	2008	2009	Total
Quarter 1		64.3	241.8
Quarter 2		0	154.7
Quarter 3		29.0	42.3	5.9	53.5
Quarter 4		45.4	21.8	88.3	41.6
Total Year	102.2	138.7	460.6	94.2	95.1	890.8

In 2006, the Company sold the Libra, Crux and Aztec, and net sale proceeds amounted to $88.7 million. Net sale proceeds in 2005 from the sale of the aframaxes Panos G and Tamyra, the handymax product carriers Dion and Pella, and the handysize product carrier Dionisos, amounted to $157.2 million. Also, during 2006, the Company sold to Flopec of Ecuador 49% of the shareholding of the holding company of the two vessel-owning companies holding the panamax vessels Maya and Inca, for proceeds, net of commissions and other related costs of $25.3 million. In 2006, the Company placed $5.0 million in a structured note, but later sold the same investment for $5.5 million. In addition, the Company also sold three other investments in structured notes for $22.1 million.

Net cash derived from financing activities was $643.1 million in 2006 compared to a net $9.1 million cash used in financing activities in 2005. Proceeds from new bank loans in 2006 amounted to $992.3 million compared to $330.7 million in the previous year. Prepayments of debt amounted to $274.3 million and scheduled repayments to $17.8 million in 2006 compared to total loan reimbursements of $262.3 million in 2005.

During 2006, 143,200 shares were repurchased as part of the share buy-back program at a cost of $5.3 million. During 2005, the Company purchased 1,016,790 shares at a cost of approximately $37.8 million. All the transactions were open market based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation. During 2006, the staff of the Tsakos Group exercised 4,876 options at $12 each which, in total, provided $0.1 million. This stock option plan ceased in July 2006.

A cash dividend of $1.10 was paid in April 2006 representing the final dividend for the fiscal year 2005 and a $1.25 dividend was paid in October 2006 as the first dividend for the fiscal year 2006. In total, the two dividends amounted to $44.8 million. A final dividend of $1.50 per share for the fiscal year 2006 has been declared on March 8, 2007, to be paid on April 26, 2007. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the sections on Business Overview and Our Fleet we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 5.4 years at March 31, 2007. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years.

As of December 31, 2006, we were committed to fifteen newbuilding contracts totaling approximately $890.8 million, of which $240.9 million had been paid by December 31, 2006. Deliveries to date within 2007 include the ice-class suezmax Arctic on January (final delivery payment $34.5 million, loan drawn $35.5 million) the LNG carrier Neo Energy on February (final delivery payment $104.1 million, loan drawn $105.0 million), the ice-class handysize product carrier Andromeda (final delivery payment $21.0 million, loan drawn $25.0 million) and the aframax tanker Izumo Princess on March (final delivery payment and loan drawn $33.9 million).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years). As of December 31, 2006, we had available unused loan amounts totaling $385.6 million, which is intended primarily to finance the delivery installments of vessels under construction due in 2007 to 2009.

Summary of Loan Movements Throughout 2006 (in $ million):

Loan	Vessel	Balance at January 1, 2006	New Loans	Repaid	Balance at December 31, 2006
Credit facility	Millennium	37.8	0	37.8	0
12-year term loan	Opal Queen	24.4	0	1.7	22.7
10-year term loan	Maya, Inca	45.0	0	45.0	0
10-year term loan	Aztec	21.9	0	21.9	0
10-year term loan	Parthenon	22.5	0	22.5	0
Credit facility	La Madrina plus 7 vessels	125.0	37.1	0	162.1
Credit facility	Eurochampion 2004, Euronike	81.5	0	81.5	0
Credit facility	Silia T, Andes, Didimon, Antares	75.4	67.0	0	142.4
Credit facility	Millennium and 5 vessels	0	234.8	0	234.8
Credit facility	Archangel, Alaska	0	76.1	2.4	73.7
Credit facility	Maya, Inca, Delphi, La Prudencia	0	160.0	79.3	80.7
Credit facility	Artemis, Proteas and 7 vessels	0	327.3	0	327.3
10-year term loan	Arion	0	25.0	0	25.0
Credit facility	Maya, Inca	0	65.0	0	65.0

Total		433.5	992.3	292.1	1,133.7

As a result of such financing activities, long-term debt increased in 2006 by a net amount of $700.1 million, compared to a net increase of $68.4 million in 2005. The average debt to capital ratio was approximately 60.0% by December 31, 2006 or, in net terms, 55.9%. In terms of liabilities against assets at fair value, our leverage at December 31, 2006, was 41%, well below the loan covenant maximum of 70%. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 52.0% of the outstanding debt, and further coverage is being arranged with major banks.

Off-Balance Sheet Arrangements

None.

Long-term Contractual Obligations as of December 31, 2006 (in $ million) were:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligations (excluding interest)	1,133.7	23.1	107.0	159.7	843.9

Operating Lease Obligations	30.5	16.6	13.9	0	0

Purchase Obligations (newbuildings)	649.9	460.6	189.3	0	0

Management Fees (based on existing fleet plus contracted future deliveries as at December 31, 2006)	102.1	9.6	21.4	22.1	49.0

Total	1,916.2	509.9	331.6	181.8	892.9

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of April 10, 2006, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	74	Chairman of the Board of Directors	1994
Nikolas P. Tsakos	43	President, Chief Executive Officer and Director	1993
Michael G. Jolliffe	57	Deputy Chairman of the Board of Directors	1993
George V. Saroglou	42	Chief Operating Officer and Director	2001
Paul Durham	56	Chief Financial Officer	––
Torben Janholt	60	Director	2002
Peter Nicholson	73	Director	1993
Francis T. Nusspickel	66	Director	2004
William O’Neil	79	Director	2004
Aristides A.N. Patrinos	59	Director	2006

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

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has seafaring experience of 36 months. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Since 1987, Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece, since 1976. Additionally, Mr. Jolliffe has been the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains since 2002. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company with a fleet of LPG ships quoted on the Nasdaq Global Market.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics).

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

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro has been employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical/operation positions including: operation, repairs, new building construction and projects of the marine department of the Company, in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt. From 1978 until 1980 he was employed by Bethlehem steel shipyard in charge of machinery repairs/dry dockings and steel renewals supervising a crew of 35 to 185 employees. From 1967 until 1997 he was employed on various tankers starting from third engineer advancing to the rank of Chief Engineer

TORBEN JANHOLT

DIRECTOR

Mr. Janholt has been President and Chief Executive Officer of J. Lauritzen A/S, a major Danish ship-owning and trading company, since 1998. Between 1995 and 1998 he was Director OTS of the United Nations World Food Programme based in Rome. In 1992, he took a position as director with the Armada A/S shipping group. Prior to 1992, Mr. Janholt held various senior positions within the Lauritzen Group, including Managing Director of Lauritzen Naval Madrid from 1990 to 1992 and Senior Vice President of J. Lauritzen USA Inc. New York from 1982 to 1989. Mr. Janholt is either Chairman or a board member for various companies in the J.Lauritzen Group and Chairman of the Danish Shipowners Association. Mr. Janholt is also a member of the executive committee of the International Chamber of Shipping and a member of the Board of the European Community Shipowners Association.

PETER NICHOLSON

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

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

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, the United Nations agency concerned with maritime safety and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is the immediate past President of the Institute of Chartered Shipbrokers and was appointed President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

ARISTIDES A.N. PATRINOS

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics from the U.S. Department of Energy’s Office of Science. There he served as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played an historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

Board of Directors

In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2006 we had nine members on our Board. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any managing director) retires by rotation each year. The Bye-laws require that the one third of the directors who retire by rotation be those who have been in office the longest. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those who retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31 2006, the full Board held three meetings. With the exception of one absence by Mr. Taragoni each director attended all of the meetings of the Board and meetings of committees of which the director was a member. The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other directors (Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Stavropoulos and Patrinos) currently have a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

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

To promote open discussion among the independent directors, those directors met three times in 2006 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in the remainder of 2007 and in 2008. Mr. Stavropoulos has served as the Presiding Director for purposes of these meetings.

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

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

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

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is elected Chairman of the Audit Committee following the February 22, 2005 Audit Committee Meeting. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the members of the Audit Committee meet the applicable independence requirements of the U.S. Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange, that all continuing members of the Audit Committee fulfill the requirement of being financially literate and that Messrs. Nusspickel and Stavropoulos are audit committee financial experts as defined under current SEC regulations. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

During 2006 there were six meetings of the Audit Committee, including three by phone.

Corporate Governance, Nominating and Compensation Committee

In February 2004, the Board resolved to combine its Nominating and Corporate Governance Committee and its Compensation Committee. The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Stavropoulos and Patrinos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee and during recent meetings has requested Mr. Stavropoulos to serve as the Presiding Director of the Corporate Governance, Nominating and Compensation Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management to establish and maintain a high standard of ethical principles;

•	insuring appropriate independence of directors under New York Stock Exchange and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees, and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2006, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

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

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Tsakos and Saroglou. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2006, the aggregate compensation of all of the members of the Board was approximately $445,000, as per the following fee allocation which was approved by the shareholders of the Company in 2004:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $15,000

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $15,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $25,000

Our senior managers, other than Mr. Tsakos, are compensated by Tsakos Energy Management, which receives a management fee per month for each of our ships. See “Management and Other Fees” in Item 7 for more information on the management fees we paid for the year ended December 31, 2006.

The Company’s senior management received compensation directly from the Company in the form of options. The last options to purchase our common shares were granted on July 17, 2001 with an exercise price of $12. These were all fully vested by August 22, 2001 with an expiration date of July 17, 2006. During fiscal 2006, an aggregate of 4,876 shares were exercised.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 500,000 of share options or other share-based awards to directors and officers of the Company as well as employees of the Tsakos Group (“the 2004 Plan”). In June 2006, the Company granted a total of 10,000 shares of restricted share units (“RSUs”) to the non-executive directors that will vest on June 1, 2007. The fair market value of the Company’s restricted shares at the date of the award was $36.87 per share. Accordingly, an amount of $369,000 is being amortized to compensation expense over one year. Total compensation expense recognized for the year ended December 31, 2006 amounted to $216,000. Of the 10,000 RSUs awarded in 2006, none had been vested or forfeited as of December 31, 2006. As of December 31, 2006, the weighted average remaining contractual life of outstanding grants is 0.5 years. In March 2007, 290,000 RSUs related to the 2004 Plan were granted to officers of the Company as well as employees of the Tsakos Group. These RSUs are scheduled to vest 50% on December 31, 2008 and the remaining 50% on December 31, 2010. We do not provide benefits for directors upon the termination of their service with us.

There is a management incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured on year beginning book value per share and basic earnings per share for the year. U.S. GAAP accounting defines the value of the components. The incentive award scale was:

R.O.E	Amount of award
Above
15.0%	$1.00 million
17.5%	$1.25 million
20%	$1.60 million
22.5%	$2.00 million
25%	$2.50 million

For the operations of 2005, Tsakos Energy Management has earned an award of $2.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 31.1%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2005 award was approved by the Company’s Board of Directors on February 28, 2006.

In September, 2005, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2006, as follows:

R.O.E	Amount of award
Above
15.0%	$1.25 million
17.5%	$1.75 million
20%	$2.25 million
22.5%	$2.75 million
25%	$3.50 million

For the operations of 2006, Tsakos Energy Management has earned an award of $3.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 32.3%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2006 award was approved by the Company’s Board of Directors on March 8, 2007.

In September, 2006, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2007, as follows:

R.O.E	Amount of award
Above
15.0%	$1.50 million
17.5%	$2.25 million
20%	$3.00 million
22.5%	$3.75 million
25%	$4.50 million

Employees

We have no salaried employees. Approximately 810 officers and crew members served on board the vessels we own as of December 31, 2006, but are employed by our technical managers.

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

1998 Plan. The purpose of the 1998 Plan is to provide incentives to those people who are capable of influencing the development, or contributing to the success, of our business. Up to 450,000 common shares may be issued under the 1998 Plan. As at December 31, 2002, a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping, held options to purchase 450,000 common shares under the 1998 Plan. In August 2001, all outstanding stock options under the 1998 Plan were vested and all company performance conditions to the exercise of such options were removed by the Board of Directors. During 2003, holders of options to acquire an aggregate of 269,000 common shares at $10 per share exercised the options held by them. The weighted average exercise price for the outstanding options at December 31, 2004 and at December 31, 2005 was $12.0. During 2005, holders of options to acquire an aggregate of 0 common shares (18,000 common shares in 2004) at $10 per share and 18,449 common shares (130,913 common shares in 2004) at $12 per share exercised the options held by them. During 2006, holders of 4,876 common shares (18,449 common shares in 2005) at $12 per share exercised the options held by them. All options granted under the 1998 Plan have been exercised and no further options will be granted under this plan.

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

The 2004 Incentive Plan authorizes the issuance of up to 500,000 shares in the form of grants or options. In June 2006, the Company granted a total of 10,000 shares of restricted share units (“RSUs”) to the non-executive directors that will vest on June 1, 2007. The fair market value of the Company’s restricted shares at the date of the award was $36.87 per share. Accordingly, an amount of $369,000 is being amortized to compensation expense over one year. Total compensation expense recognized for the year ended December 31, 2006 amounted to $216,000. Of the 10,000 RSUs awarded in 2006, none had been vested or forfeited as of December 31, 2006. As of December 31, 2006, the weighted average remaining contractual life of outstanding grants is 0.5 years. In March 2007, 290,000 RSUs related to the 2004 Plan were granted to officers of the Company as well as employees of the Tsakos Group. These RSUs are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on December 31, 2010.

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

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. These reimbursements amounted to $66.9 million in 2006. At December 31, 2006, we had no outstanding advances to Tsakos Shipping and Trading.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $7.1 million and supervisory fees of $ 2.0 million relating to the construction of our vessels in 2006.

Based on the results of operations for 2006, Tsakos Energy Management has earned an incentive award of $3.5 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return on equity of 32.3%. This is the highest possible award that Tsakos Energy Management may be awarded under this incentive program.

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

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2006 would have resulted in a payment of approximately $106 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us.From July, 2004, the fee payable on owned operating vessels was $18,000 per month, and the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for the LNG carrier under construction where the fee is $18,000. The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since the beginning of the year.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $5.4 million in 2006.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $8.6 million in 2006.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We have been charged by AirMania an aggregate amount of $1.3 million in 2006.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 10, 2007 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For the purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 10, 2007 are considered as beneficially owned by the person holding those options, grants or warrants or rights. The applicable percentage of ownership of each shareholder is based on 19,039,871 Common Shares outstanding on April 10, 2007. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Outstanding Common Shares
Tsakos Holdings Foundation:(1)
Redmont Trading Corp.(1):	1,113,656		5.9%
First Tsakos Investments Inc.(1)
Kelley Enterprises Inc.(1)	2,221,412		11.7%
Marsland Holdings Limited(1)	1,362,534		7.1%
Sea Consolidation S.A. of Panama(2)	1,916,616		10.0%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(3)	102,600	*	2,500	A
Nikolas P. Tsakos(4)	16,000	*	40,000	B
Michael G. Jolliffe(5)	12,000	*	2,000	A
George V. Saroglou	2,000	*	11,000	B
Paul Durham	8,000	*	11,000	B
Torben Janholt(6)	1,000	*	1,000	A
Peter C. Nicholson(7)	13,750	*	1,750	A
Francis T. Nusspickel(8)	2,750	*	1,750	A
William A. O’Neil(9)	1,000	*	1,000	A
Aristides A.N. Patrinos, Ph.D.	500	*	—
Vladimir Jadro	—		3,000	B
All officers and directors as a group (11 persons)(4)	159,600	*	75,000

*	Less than 1% of the Common Shares outstanding.

Grant Vesting Dates

A – 100% of the RSUs vest at June 1, 2007. Included in the number of shares beneficially owned.

B – 50% vest on December 31, 2008 and the remaining 50% vest on December 31, 2010. Not included in the number of shares beneficially owned.

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont.
(2)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(3)	Includes 2,500 restricted share units (“RSUs”) that will vest on June 1, 2007 and 12,600 shares held by individual trusts created for the benefit of Mr. Stavropoulos’ wife and two daughters. As trustee, Mr. Stavropoulos has voting power over the 12,600 shares. Thus, under SEC regulations, Mr. Stavropoulos may be deemed to be a beneficial owner of these 12,600 shares. Mr. Stavropoulos has no economic interest in these 12,600 shares. Additionally his three sons, two siblings and one in-law own collectively 7,000 shares. Mr. Stavropoulos has no economic interest in these 7,000 shares.
(4)	Does not include shares owned by Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., Sea Consolidation S.A. of Panama, or the Tsakos Holdings Foundation.
(5)	Includes 2,000 RSUs that will vest on June 1, 2007.
(6)	Consists of 1,000 RSUs that will vest on June 1, 2007.
(7)	Includes 1,750 RSUs that will vest on June 1, 2007.
(8)	Includes 1,750 RSUs that will vest on June 1, 2007.
(9)	Consists of 1,000 RSUs that will vest on June 1, 2007.

In March 2002, we effected a registered public offering of our common shares and our common shares began trading on the New York Stock Exchange. Concurrently with the closing of our public offering in March 2002, we sold 1,000,000 of our common shares to Sea Consolidation S.A. of Panama. We sold an additional 2,875,000 of our common shares from our shelf registration statement in May and June 2004. Our major shareholders have the same voting rights as our other shareholders. As of April 10, 2007, we had 40 shareholders of record. 28 of the shareholders of record were located in the United States and held in the aggregate 18,987,871 common shares representing approximately 99.7% of our outstanding common shares. However, the 28 United States shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 18,939,390 common shares. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.” The following table shows the high and low closing prices for our common shares during the indicated periods.

	High	Low
2002 (Annual)	$16.40	$9.45
2002
First Quarter (March 5 to March 31)	$15.24	$14.70
Second Quarter	$16.40	$13.98
Third Quarter	$14.00	$9.45
Fourth Quarter	$15.46	$11.10

2003 (Annual)	$19.25	$11.34
2003
First Quarter	$15.15	$12.00
Second Quarter	$14.50	$11.34
Third Quarter	$15.08	$12.95
Fourth Quarter	$19.25	$14.20

2004 (Annual)	$43.42	$18.58
2004
First Quarter	$32.48	$18.58
Second Quarter	$34.45	$24.26
Third Quarter	$35.59	$26.95
Fourth Quarter	$43.42	$34.59

2005 (Annual)	$45.88	$32.25
2005
First Quarter	$44.03	$32.30
Second Quarter	$45.88	$36.75
Third Quarter	$41.99	$35.57
Fourth Quarter	$39.44	$32.25

2006 (Annual)	$49.66	$34.02
2006
First Quarter	$40.33	$35.31
Second Quarter	$41.68	$34.02
Third Quarter	$49.66	$40.96

Fourth Quarter	$46.27	$42.55
October	$45.72	$42.55
November	$45.40	$43.30
December	$46.27	$45.16

2007
First Quarter	$52.00	$44.00
January	$45.39	$44.00
February	$47.43	$44.11
March	$52.00	$45.35
Second Quarter
April 1 to May 8, 2007	$58.03	$51.79

Source: Bloomberg

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of December 31, 2006 there were 19,039,871 outstanding common shares.

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

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.”

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2007 is $9,345. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

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

We have not established that we will be able to demonstrate that we satisfied the qualified ownership test for 2006 or any prior taxable year. We do not believe that we satisfied the publicly traded test for any taxable year prior to 2002. For 2002 through 2005, although it is unclear what requirements needed to be met in order to satisfy the publicly traded test, we have taken the position that we satisfied the publicly traded test, as during those years (i) the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregated number of our common shares traded on established securities markets in Norway or any other single foreign country and (ii) we believe that during those years our common shares were regularly quoted by one or more dealers that made a market in our shares. It is possible that the Internal Revenue Service could disagree with our position.

Under Treasury regulations that are effective for 2006 and subsequent years, satisfaction of the publicly traded test for a taxable year in which we have only common shares outstanding requires that:

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

We believe that we satisfied the requirements described above for 2006 and will satisfy such requirements for subsequent taxable years. However, under Treasury regulations in effect for 2006 and subsequent years, even if we satisfy the requirements described above, we will not satisfy the publicly traded test for any year in which we have only common shares outstanding if, for more than half of the number of days during the taxable year, one or more persons that own, actually or under applicable constructive ownership rules, five percent or more of our common shares (“five-percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of our common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of shares from owning 50 percent or more of our common shares for more than half the days of the taxable year. There can be no assurance that our shareholders will provide us with the documentation required to avoid the application of the closely-held exception under these rules. For purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

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

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2011 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2011) as investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States-source income, depending in general upon the ratio for that taxable year of our United States-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States Holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2011, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our current taxable year or that we will be treated as a PFIC for our taxable year beginning January 1, 2006 or for any future taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our taxable year beginning January 1, 2006 or for any subsequent taxable year.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. We currently have $237.8 million in effective hedging swaps and a further $346.5 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $3.4 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $5.3 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2006, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31,2006	Expected Maturities (1)
		2007	2008	2009	2010	2011	Thereafter
	(In USD millions, except percentages)
Long-Term Debt:
Fixed Rate Debt	55.3	4.8	4.8	4.8	4.8	4.8	31.3
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%

Variable Rate Debt (2)	1,078.3	18.3	36.1	61.3	75.0	75.0	812.6
Weighted Average Interest Rate	5.56%	5.96%	5.60%	5.56%	5.74%	5.68%	5.90%

	1,133.6	23.1	40.9	66.1	79.8	79.8	843.9

Interest Rate Swaps (or Derivatives):
Interest rate swaps – variable to fixed
Notional Amount	23.3	0.7	1.5	1.5	1.5	1.5	16.6
Average Pay Rate	4.41%	4.41%	4.41%	4.41%	4.41%	4.41%	4.41%
Average Receive Rate	4.88%	5.25%	4.89%	4.86%	5.04%	4.96%	5.18%

Cap and Floor Options
Notional Amount	561.0	29.7	121.3	67.1	21.7	100.2	221.0
Average Pay Rate (2)	4.42%	4.55%	4.60%	4.77%	4.78%	4.73%	4.74%
Average Receive Rate	5.43%	5.18%	4.87%	4.89%	5.19%	5.19%	5.31%

	584.3	30.4	122.8	68.6	23.2	101.7	237.6

(1)	These are the expected maturities based on the balances as of December 31, 2006.
(2)	Interest Payments on US Dollar – denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

On November 17, 2006, the Company entered into a swap arrangement whereby it pays to the counterparty a fixed price of $267 dollars per metric ton (MT) for a notional 1,000 MT of Fuel Oil for each of the months January, February and March 2007 and receives from the counterparty a floating price dependent on a monthly arithmetical average of daily market prices provided by Platts, a leading provider of energy information. As at December 31, 2006, the value of this contract was $36 thousand net payable to the counterparty.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2006, approximately 20% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry docking expenses and corporate overhead, our management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, if inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A. Evaluation of Disclosure Controls and Procedures

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

B. Management’s Annual Report of Internal Financial Reporting Controls

The management of Tsakos Energy Navigation Ltd. and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

The Company’s system of internal control over financial reporting includes policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2006, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

This annual report does not include an attestation report by the Company’s registered public accounting firm regarding internal control over financial reporting, due to a transition period established by rules of the SEC for foreign private issuers that are not large accelerated filers.

D. Change in Internal Control over Financial Reporting

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

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young, has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2006, 2005, and 2004.

The chart below sets forth the total amount billed and accrued for the Ernst & Young services performed in 2006 and 2005 and breaks down these amounts by the category of service (in Euros).

	2005	2006
Audit fees	218,400	549,880
Audit-Related fees	11,440	37,300
Tax fees	13,600	12,800
All other fees	—	—

Total fees	243,440	599,980

Audit Fees

The audit fees include the aggregate fees billed or accrued for professional services rendered for the audit of our 2005 and 2006 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters and including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2004, 2005 and 2006 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2004, 2005 and 2006 respectively. None of the declarations indicated a tax liability.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2005 and 2006.

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

During 2005, three share buy-back programs were announced with an authorized amount of $68.5 million in total. As set forth below, during 2006, the Company purchased 143,200 shares and 1,016,790 shares in 2005, in the open market in a buy-back program at a cost of approximately $5.3 million in 2006 and $37.8 million in 2005. The transactions were open market-based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation. The shares listed below represent the only shares repurchased by the Company in 2005.

Common Shares Repurchased by the Company (per month in 2005)

Month	Number of Shares	Average Price
March	13,805	$38.09
May	198,420	38.97
June	147,400	38.17
July	42,000	41.43
August	248,100	37.63
September	89,065	37.03
October	227,200	33.69
November	50,800	36.29
Total	1,016,790	$37.13

The shares listed below represent the only shares repurchased by the Company in 2006.

Common Shares Repurchased by the Company (per month in 2006)

Month	Number of Shares	Average Price
January	58,000	$35.95
February	50,500	36.27
May	8,500	36.56
June	14,200	35.65
October	12,000	43.62
Total	143,200	$36.71

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-21 included herein.

Item 19.	Exhibits.

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	May 15, 2007

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying Consolidated Balance Sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related Consolidated Statements of Income, Stockholders’ Equity, and Cash Flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 12, 2007

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2005 and DECEMBER 31, 2006

(Expressed in thousands of United States Dollars - except per share data)

	2005	2006
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$145,769	$174,567
Restricted cash	271	4,347
Receivables-
Trade accounts receivable, net	17,620	15,425
Insurance claims	652	1,865
Due from related companies (Note 2)	1,736	—
Advances and other	2,750	5,480

	22,758	22,770

Short-term investments (Note 3)	10,240	—
Inventories	5,406	8,431
Prepaid insurance and other	2,363	3,020
Financial instruments-Fair value (Note 9)	4,927	9,358

Total current assets	191,734	222,493

INVESTMENTS (Note 3)	21,881	14,045

FIXED ASSETS (Notes 2b, 4 and 8):
Advances for vessels under construction	150,428	261,242

Vessels	882,210	1,649,928
Accumulated depreciation	(170,848)	(191,281)

Vessels’ net book value	711,362	1,458,647

Total fixed assets	861,790	1,719,889

DEFERRED CHARGES, net (Note 5)	13,769	13,448

Total assets	$1,089,174	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$51,496	$23,117
Accounts payable-
Trade payables	13,489	20,211
Due to related companies (Note 2)	1,385	2,414
Other	542	2,044

	15,416	24,669

Accrued liabilities	10,139	18,218
Accrued bank interest	5,478	13,705
Unearned revenue	5,332	12,075
Deferred income, current portion (Note 7)	3,168	5,821
Financial instruments - Fair value (Note 9)	489	3,825

Total current liabilities	91,518	101,430

LONG-TERM DEBT, net of current portion (Note 6)	382,023	1,110,544

DEFERRED INCOME, net of current portion (Note 7)	8,447	2,626

MINORITY INTEREST (Note 12)	—	2

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 19,177,195 and 19,039,871 issued and outstanding at December 31, 2005 and December 31, 2006, respectively.	19,177	19,040
Additional paid-in capital	269,237	267,430
Accumulated other comprehensive income	3,067	4,718
Retained earnings	315,705	464,085

Total stockholders’ equity	607,186	755,273

Total liabilities and stockholders’ equity	$1,089,174	$1,969,875

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars - except share and per share data)

	2004	2005	2006
VOYAGE REVENUES	$318,278	$295,623	$427,654

EXPENSES:
Commissions	13,065	11,604	15,441
Voyage expenses	42,109	35,970	69,065
Charter hire expense	24,341	24,317	24,461
Vessel operating expenses	53,900	52,945	76,095
Depreciation	35,377	35,697	59,058
Amortization of deferred dry-docking costs	8,753	6,583	4,857
Provision for doubtful receivables	933	40	—
Management fees (Note 2)	5,328	5,460	7,103
General and administrative expenses	3,099	3,631	3,726
Management incentive award (Note 2)	2,500	2,500	3,500
Foreign currency losses/(gains)	185	(181)	279
Amortization of deferred gain on sale of vessels (Note 7)	(3,167)	(3,168)	(3,168)
Gain on sale of vessels (Note 8)	(13,608)	(34,540)	(38,009)

Total expenses	172,815	140,858	222,408

Operating income	145,463	154,765	205,246

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels (Note 8)	7,757	10,765	—
Gain on sale of shares in subsidiary (Note 12)	—	—	25,323
Interest and finance costs, net (Note 9)	(10,135)	(11,247)	(42,486)
Interest income	761	7,360	7,164
Other, net	(556)	112	1,159
			—

Total other income (expenses), net	(2,173)	6,990	(8,840)

MINORITY INTEREST	—	—	(2)

Net income	$143,290	$161,755	$196,404

Earnings per share, basic (Note 11)	$7.53	$8.18	$10.30

Earnings per share, diluted (Note 11)	$7.51	$8.17	$10.30

Weighted average number of shares, basic	19,034,727	19,772,270	19,063,846

Weighted average number of shares, diluted	19,080,975	19,786,846	19,070,526

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars - except share and per share data)

	Comprehensive Income (Loss)		Common Stock	Additional Paid-in Capital	Accumulated Other Comprehenive Income	Retained Earnings	Total Stock- Holders’ Equity
BALANCE January 1, 2004	$		$17,152	$203,631	$(1,431)	$95,217	$314,569
Net income		143,290				143,290	143,290
-Issuance of Common Stock			2,875	78,143			81,018
-Expense related to the issuance of common stock				(926)			(926)
- Exercise of stock options (Note 10)			149	1,603			1,752
-Cash dividends declared and paid ($1.20 per share)						(22,749)	(22,749)
-Fair value of financial instruments		1,706			1,706		1,706
-Reclassification of losses on undesignated cash flow hedges		861			861		861

Comprehensive income		$145,857

BALANCE December 31, 2004			$20,176	$282,451	$1,136	$215,758	$519,521

Net income		161,755				161,755	161,755
- Exercise of stock options (Note 10)			18	203			221
-Repurchase and cancellation of common stock (1,016,790 shares)			(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($1.95 per share)						(38,486)	(38,486)
- Fair value of financial instruments		4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges (Note 9)		(2,334)			(2,334)		(2,334)

Comprehensive income		$163,686

BALANCE, December 31, 2005			$19,177	$269,237	$3,067	$315,705	$607,186

Net income		196,404				196,404	196,404
- Exercise of stock options (Note 10)			6	65			71
- Repurchase and cancellation of common stock (143,200 shares)			(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($2.35 per share)						(44,778)	(44,778)
- Fair value of financial instruments		3,666			3,666		3,666
- Fair value of investments (Note 3)		3,072			3,072		3,072
-Reclassification of gains on undesignated cash flow hedges (Note 9)		(5,087)			(5,087)		(5,087)

Comprehensive income		$198,055

BALANCE, December 31, 2006			$19,040	$267,430	$4,718	$464,085	$755,273

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars)

	2004	2005	2006
Cash Flows from Operating Activities:
Net income	$143,290	$161,755	$196,404
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	35,377	35,697	59,058
Amortization of deferred dry-docking costs	8,753	6,583	4,857
Amortization of loan fees	368	1,034	1,495
Amortization of deferred income	(4,005)	(4,842)	(3,168)
Change in fair value of interest rate swaps	(2,452)	(2,584)	556
Change in fair value of investments	—	(2,122)	(4,018)
Payments for dry-docking	(3,632)	(9,279)	(4,903)
Gain on sale of vessels	(21,365)	(45,305)	(38,009)
Gain on sale of shares in subsidiary	—	—	(25,323)
Minority Interest	—	—	2
Gain on sale of investments	—	—	(561)
(Increase)/Decrease in:
Receivables	(4,917)	7,731	(12)
Inventories	(678)	(1,347)	(3,025)
Prepaid insurance and other	(1,142)	(16)	(657)
Increase/(Decrease) in:
Accounts payable	(1,712)	(3,632)	9,253
Accrued liabilities	2,897	4,333	16,306
Unearned revenue	2,824	(1,103)	6,743

Net Cash provided by Operating Activities	153,606	146,903	214,998

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(95,923)	(70,705)	(152,767)
Vessel acquisitions and/or improvements	(70,377)	(175,429)	(813,243)
Investments	(10,000)	(19,999)	(4,992)
Proceeds from sale of investments	—	—	27,647
Proceeds from sale of shares in subsidiary	—	—	25,323
Proceeds from sale of vessels	83,637	157,164	88,706

Net Cash used in Investing Activities	(92,663)	(108,969)	(829,326)

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	330,685	992,282
Financing costs	(1,020)	(2,603)	(2,972)
Payments of long-term debt	(127,456)	(262,330)	(292,140)
Proceeds from public offering, net of related issuance costs	80,092	—	—
Proceeds from exercise of stock options	1,752	221	71
(Increase)/decrease in restricted cash	(1,453)	1,182	(4,076)
Repurchase and cancellation of common stock	—	(37,756)	(5,261)
Cash dividend	(22,749)	(38,486)	(44,778)

Net Cash (used in)/provided by Financing Activities	(30,834)	(9,087)	643,126

Net increase in cash and cash equivalents	30,109	28,847	28,798
Cash and cash equivalents at beginning of year	86,813	116,922	145,769

Cash and cash equivalents at end of year	$116,922	$145,769	$174,567

Interest paid
Cash paid for interest, net of amounts capitalized	$12,517	$10,917	$33,964

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

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

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Holding Company and its wholly owned subsidiaries are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date, includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts ($641 and $270 as of December 31, 2005 and 2006, respectively). Revenue earned but not yet billed amounted to $6,143 and $6,710 as of December 31, 2005 and 2006, respectively.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined by the first-in, first-out method.

(g)	Investments: All investments with original maturities greater than three months and with maturities less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. For investments for which the embedded derivative can be bifurcated from the host contract, changes in the fair value of the non-derivative instrument are reported in Accumulated other comprehensive income, while changes in the fair value of the derivative instrument are reported in Interest income. For investments for which the embedded derivative cannot be bifurcated, changes in the fair value of the entire investment are reported in Interest income.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(h)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual scrap value. Economic useful lives are estimated at 25 years from the date of original delivery from the shipyard, adjusted as necessary for any regulations that may require earlier phase-out.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Impairment for a vessel is recognized when the estimate of future undiscounted cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset. No impairment loss was recorded in 2004, 2005 and 2006.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels that are sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end which relates to revenue applicable to periods after the year-end. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

Voyage revenues for 2004, 2005 and 2006, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2004	2005	2006
A	19%	16%	13%
B	Under 10%	11%	Under 10%
C	Under 10%	11%	Under 10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow.

The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, in accordance with FASB Statement 133.

(o)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

(p)	Stock Based Compensation: The Company has a share based incentive plan and, until July 2006, a stock option plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2 (See Note 10). The Company applies the fair-value-based method of accounting for share-based payments in accordance with FASB Statement 123(R), and used the Black-Scholes-Merton formula to estimate the grant date fair value of stock options granted to employees.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

The Company adopted FASB Statement 123(R) under the modified prospective transition method on January 1, 2006. Adoption of FASB Statement 123(R) did not have any impact on the Company’s earnings and financial position because the Company had previously adopted FASB Statement 123. The Company recognized compensation expense for the grants of shares of restricted stock awarded in 2006. The fair value of restricted stock at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method.

(q)	Recent Accounting Pronouncements: In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement 109, “Accounting for Income Taxes”. It applies to all tax positions accounted for in accordance with Statement 109. The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position expected to be taken in a tax return. It is effective for fiscal years beginning after December 15, 2006. The Company does not believe that the adoption of Interpretation No. 48 will have any impact on its earnings and financial position.

In September 2006, the FASB issued Statement 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements and, therefore, the Statement does not require any new fair value measurements. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 157 will have a material impact on its results of operations and financial position.

In September 2006, with the release of Staff Accounting Bulletin 108 (“SAB 108”) “Considering the effects of prior year misstatements when quantifying misstatements in current year financial statement” the SEC staff provided interpretative guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. The adoption of this SEC release did not have an effect on the Company’s financial position or results of operations.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 159 will have a material impact on its results of operations and financial position.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2004	2005	2006
Tsakos Shipping and Trading S.A. (commissions)	4,087	3,706	5,399
Tsakos Energy Management Limited (management fees)	5,328	5,460	7,103
Argosy Insurance Company Limited	4,889	5,705	8,609
AirMania Travel S.A.	1,343	1,741	1,333

Total expenses with related parties	15,647	16,612	22,444

Balances due from and to related parties are as follows:

	December 31,
	2005	2006
Due from related parties
Tsakos Shipping and Trading S.A.	1,180	—
Argosy Insurance Company Limited	556	—

Total due from related parties	1,736	—

Due to related parties
Tsakos Shipping and Trading S.A.	1,305	2,062
Argosy Insurance Company Limited	—	252
AirMania Travel S.A.	80	100

Total due to related parties	1,385	2,414

(a)	Tsakos Energy Management Limited: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management Limited (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $18 per owned vessel and $12.5 per chartered-in vessel from July 1, 2004 ($15 per vessel for all vessels in the first six months of 2004).

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”), and an award scale for 2006, ranging from ROE greater than 15% corresponding to an award amount of $1,250 ($1,000 in 2004 and 2005) up to ROE greater than 25% with an award amount of $3,500 ($2,500 in 2004 and 2005). For 2006, 2005 and 2004 the ROE was in excess of 25%. Therefore, the 2006 and 2005 incentive awards of $3,500 and $2,500 respectively were approved by the Board of Directors, and are expensed and recognized in accrued liabilities in the accompanying December 31, 2006 and 2005 Consolidated Balance Sheets. In 2007, the award amounts corresponding to the award scale have increased to $1,500 up to $4,500.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

The Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice. If Tsakos Energy Management Limited terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management Limited the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management Limited multiplied by ten. This would result in a total payment of approximately $106,000 as of December 31, 2006. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20 per owned vessel and $15 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since the beginning of the year. Estimated future management fees payable over the next ten years under this new management agreement described above, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2006, are:

Year	Amount
2007	10,490
2008	11,295
2009	11,905
2010	12,000
2011 to 2016	65,280

110,970

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $15 per vessel during the first six months of 2004 and $12.5 from July 1, 2004 ($18 relating to the construction of an LNG carrier). These fees amounted to $2,099, $1,962 and $2,033 during the years ended December 31, 2004, 2005 and 2006, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain directors of Tsakos and of Tsakos Energy Management Limited are family-related individuals. Certain directors of Tsakos are also shareholders of the Company.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

Tsakos Energy Management Limited, at its own expense, pays technical management fees to Tsakos, and the Company bears and pays directly to Tsakos most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos by the Company are included in Due to related companies.

During 2006, the Company acquired through Tsakos two vessels from the Tsakos Group, La Prudencia and Delphi, plus two contracts for the construction in progress of two product carriers to be delivered in 2007, for a total consideration of $219,000 of which $166,331 was paid to Tsakos and the remaining balance is payable to the construction yard.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Investments

	2005	2006
Short - term
Structured note	10,240	—

Long - term
Structured notes	15,704	4,795
Convertible bond	6,177	9,250

	21,881	14,045

At December 31, 2006, the Company had an investment in one Structured Note of $4,999 that was acquired in 2005 and matures in March 2008; and an investment of $5,000 in 8% interest bearing convertible bonds in a publicly quoted company listed on the Oslo Børs maturing in July 2013. The fair value of the investments held at December 31, 2005 and 2006 aggregated to $32,121 and $14,045, respectively. The Company recorded unrealized gains amounting to $0 and $3,072 at December 31, 2005 and 2006 respectively in Accumulated other comprehensive income. The Company recorded gains amounting to $2,122 and $658 at December 31, 2005 and 2006 respectively, reported as Interest income.

4.	Acquisitions

In addition to four scheduled deliveries of newly constructed vessels and the vessels acquired from the Tsakos Group (Note 2(b)), the Company acquired from a non-affiliated entity, six 2005 built 1A ice-class handymax product carriers and the construction contracts for three 1A ice-class aframax product carriers, delivered within 2006. The total cost of the acquisition from the non-affiliated entity amounted to $530,000 and was financed through the use of cash and a new credit facility described in Note 6.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,146 and $8,347 at December 31, 2005 and 2006, respectively, and loan fees, net of accumulated amortization, amounted to $3,623 and $5,101 at December 31, 2005 and 2006, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long-Term Debt

Facility	2005	2006
(a) Credit Facilities	319,756	1,086,036
(b) Term Bank Loans	113,763	47,625

Total	433,519	1,133,661
Less – current portion	(51,496)	(23,117)

Long-term portion	382,023	1,110,544

(a) Credit facilities

During 2006, three reducing revolving credit facilities, which had a combined balance of $119,296 at December 31, 2005, were voluntarily closed and the remaining balances repaid.

As at December 31, 2006, the Company had five open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities and the term debt portion of the facilities described below in items 1 and 7, at December 31, 2006 is $385,642. The details are as follows:

1.	A secured loan facility amounting to $179,384 originated in November 2004 for the partial financing of four new vessels. Part of the facility is in the form of term debt at fixed interest, and the remaining part is a credit facility at variable interest. In 2006 an amount of $76,053 was drawn relating to the delivery of two vessels. At December 31, 2006, $73,647 was outstanding, of which $55,325 was from the credit facility at fixed interest. The unused balance at December 31, 2006 is $103,331.

2.	A reducing revolving facility originated in 2005 for an amount of $250,000 to provide financing of the debt on seven existing vessels and partial financing for one newbuilding on future delivery. At December 31, 2005 and 2006, an amount of $125,010 and $162,281 respectively was outstanding on this facility. The unused balance at December 31, 2006 is $55,709.

3.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on three existing vessels and partial financing of three newbuildings on future delivery. At December 31, 2005 and 2006, an amount of $75,450 and $142,388 respectively was outstanding on this facility. The unused balance at December 31, 2006 is $77,612.

4.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on two existing vessels and financing for acquisitions in 2006. No amount had been drawn as at December 31, 2005. During 2006, $160,000 was drawn and $79,300 repaid, leaving a balance at December 31, 2006, of $80,700. The unused balance at December 31, 2006 is $60,000.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

5.	A reducing revolving facility originated in April 2006 for an amount of $371,010 relating to the partial financing of the acquisition of six vessels and three construction contracts for three vessels that were delivered within 2006. An amount of $327,270 had been drawn on this facility by December 31, 2006 leaving an unused balance of $43,740 as at that date.

6.	A facility originated in April 2006 for an amount of $275,000 relating to the financing of the debt on six existing vessels. An amount of $234,750 had been drawn on this facility by December 31, 2006 leaving an unused balance of $40,250 at that date.

7.	A facility originated in October 2006 for an amount of $70,000 relating to the financing of the debt on two existing vessels. Part of this facility is in the form of a secured term loan and part in the form of a revolving credit facility. An amount of $65,000 had been drawn on this facility by December 31, 2006 leaving an unused balance of $5,000 at that date.

Of the above unused facilities, an amount of $263,094 is expected to be used to finance delivery installments due in 2007 and 2008 for seven of the vessels under construction.

Installment payments or scheduled reductions on these credit facilities on which amounts had been drawn as at December 31, 2006, together with balloon payments totaling $465,107 are due through April 2019. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2006, interest on these facilities ranged from 5.19% to 6.17%.

(b) Term bank loans

During 2006, a term loan with a balance of $21,937 as at December 31, 2005, was prepaid on the sale of the Aztec. A term loan relating to the vessel Parthenon with a balance of $22,450 and term loans relating to the vessels Maya and Inca with a balance of $45,000 outstanding as at December 31, 2005, were prepaid in 2006 and the debt refinanced as part of new facilities mentioned above.

Term loan balances outstanding at December 31, 2006 amounted to $47,625 and relate to the vessels Opal Queen and Arion. Those bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity in May 2014 and October 2016 respectively. Interest rates on the outstanding loans as at December 31, 2006 are based on LIBOR plus a spread, which was 6.18% and 6.14% respectively. The bank loan relating to Opal Queen includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2004	2.60%
Year ended December 31, 2005	4.35%
Year ended December 31, 2006	5.81%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on each of the respective vessels to which they relate, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

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

The annual principal payments required to be made after December 31, 2006 are as follows:

Year	Amount
2007	23,117
2008	40,927
2009	66,099
2010	79,839
2011 and thereafter	923,679

1,133,661

7.	Deferred Income

		2005	2006
(a)	Gain on Olympia sale-leaseback transaction	2,654	2,654
(b)	Gain on Decathlon/Pentathlon sale-leaseback transactions	8,961	5,793

	Total	11,615	8,447
	Less - current portion	(3,168)	(5,821)

	Long-term portion	8,447	2,626

(a)	Gain on Olympia Sale-leaseback transaction: A capital gain of $2,654 from the sale of the Olympia in 1999 as part of a sale-leaseback transaction was deferred in full. During 2006, the Company exercised its option to re-purchase the vessel with delivery to take place at the first convenient port following the year-end. Consequently, the vessel was re-delivered to the Company in January 2007 for a price of $31,115. The deferred capital gain will be netted against the purchase price. Lease payments relating to the time charter of the Olympia amounted to $7,687, $7,759, and $7,853 during the years ended December 31, 2004, 2005 and 2006, respectively, and are recorded in Charter hire expense.

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. The charter back agreements are accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. Lease payments relating to the time charters of the Cape Baker and Cape Balboa were $8,326 each in 2004, $8,255 and $8,304 respectively in 2005 and $8,304 each in 2006, and are recorded in Charter hire expense.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

7.	Deferred Income (continued)

Company’s future minimum lease payments on these vessels are as follows:

Year	Cape Baker	Cape Balboa	Total
2007	8,304	8,304	16,608
2008	6,552	7,303	13,855

	14,856	15,607	30,463

8.	Vessel Sales

There were no sales on non-operating vessels in 2006. In May 2005, the Company sold on delivery a newly constructed vessel for net proceeds of $70,015, and recognized a gain on sale of $10,765 which is shown as Gain on sale of non-operating vessels under Other income. In 2004, a gain of $7,757 was recognized on the sale of a non-operating vessel.

During 2006, the Company sold three operating vessels for net proceeds of $88,706. The total gain from these three sales was $38,009, and is shown as Gain on sale of vessels. In 2005, the Company sold five operating vessels and recognized a gain on sale of $34,540. In 2004, two operating vessels were sold and gains of $13,608 were recognized.

9.	Interest and Finance Costs, net

	2004	2005	2006
Interest expense	15,602	19,086	54,665
Less: Interest capitalized	(2,708)	(5,344)	(12,474)

Interest expense, net	12,894	13,742	42,191

Amortization of loan fees	368	1,034	1,495
Bank charges	163	1,360	1,352

Sub-total	13,425	16,136	45,038

Amortization of deferred gain on termination of swap agreement	(838)	(1,674)	—
Reclassification adjustments on undesignated cash flow hedges	861	(2,334)	(5,087)
Change in fair value of non-hedging financial instruments	(3,313)	(881)	2,535

Sub-total	(3,290)	(4,889)	(2,552)

Net total	10,135	11,247	42,486

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

9.	Interest and Finance Costs, net (continued)

As at December 31, 2006, the Company was committed to the following interest rate swap agreements for the purpose of managing risks associated with the variability of changing LIBOR related interest rates. In all cases the Company receives 6-month LIBOR, while payments are as described:

			As at December 31, 2006
	Notional amount	Maturity date	Company pays:	Company receives:
i.	20,000	May 2008	4.50%	5.40%
ii.	125,000	March 2014	4.26%	5.42%
iii.	92,750	October 2011	5.37%	5.37%
iv.	21,460	July 2008	4.50%	5.54%
v.	23,330	January 2015	4.41%	4.88%
vi.	21,650	September 2009	3.20%	5.42%
vii.	20,500	September 2009	2.75%	5.42%
viii.	20,313	November 2009	4.10%	5.37%
ix.	33,840	July 2008	3.93%	5.61%
x.	35,990	July 2008	4.00%	5.61%
xi.	76,725	September 2012	4.50%	5.37%
xii.	92,750	April 2016	4.65%	5.39%

	584,308

During 2006, five interest rate swaps (vii. to xi. above) were de-designated following prepayment of loans to which they related, which resulted in those swaps no longer meeting the criteria for hedge accounting. The fair values of such instruments at the date of their de-designation, marked-to-market through other comprehensive income until that date, were immediately reclassified to earnings and included in reclassification adjustments on undesignated cash flow hedges in the table above. A further interest rate swap (xii. above) was entered into during 2006 that did not meet hedge accounting criteria. As a result, at December 31, 2006, the Company held nine interest rate swaps (iv. to xii. above) that did not meet hedge accounting criteria. As such, the changes in their fair values during 2006, for the period that they did not meet hedging criteria, have been included in change in fair value of non-hedging financial instruments, in the table above.

During 2006, the Company entered into one new interest rate swap agreement (iii. above) that is accounted for as a hedge of the Company’s variable interest rate payments on new bank loans drawn in 2006. As at December 31, 2005 and 2006 the Company respectively held seven and three (i. to iii. above) interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2005 and 2006 in aggregate amounted to $3,067 and $1,646, respectively and are reflected directly in Accumulated other comprehensive income in Stockholders’ Equity.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

10.	Stockholders’ Equity

Repurchases of stock for the years ended December 31, 2005 and 2006 amounted to $37,756 and $5,261, respectively. The transactions were open market based through the Oslo Børs (until March 2005) or New York Stock Exchange. Repurchased shares are immediately considered as canceled in accordance with the Company’s bye-laws and Bermudan Company Law.

In September 2005, the Board of Directors of the Company adopted a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 450,000 options to purchase common shares (the “1998 Plan”). All the options under the plan were granted to directors and officers of the Company and other persons who were judged capable of influencing the development of the Company’s business. In August 2001, all outstanding stock options were vested by action of the Board of Directors and all Company performance conditions to the exercise of such options were removed. In July 2006 the Plan ceased and any remaining unexercised options were deemed forfeited.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 500,000 of stock options or other share-based awards to directors and officers of the Company as well as to employees of the related companies (the “2004 Plan”). In June 2006, the Company granted a total of 10,000 restricted share units (RSUs) to the non-executive directors, to vest after one year. The fair market value of the RSUs at the date of the award was $36.87 per unit. Accordingly, an amount of $369 is being amortized to compensation expense over one year. Total compensation expense recognized for the year ended December 31, 2006 amounted to $216. Of the 10,000 RSUs awarded in 2006, none had been vested or forfeited as at December 31, 2006. As of December 31, 2006 the weighted average remaining contractual life of outstanding grants is 0.5 years.

A summary of the Company’s stock option activity relating to the 1998 Plan is as follows:

	2004		2005		2006
	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price	Number of Shares	Weighted- average exercise price
		U.S.$		U.S.$		U.S.$
Outstanding at beginning of year	181,000	11.80	31,087	12.00	12,638	12.00
Exercised	(148,913)	11.76	(18,449)	12.00	(4,876)	12.00
Forfeited	(1,000)	12.00	—	—	(7,762)	12.00

Outstanding and exercisable at end of year	31,087	12.00	12,638	12.00	—	—

Costs recognized for options issued under the 1998 Plan to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, were nil for the years ended December 31, 2004, 2005 and 2006.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options and grants of restricted stock (see Note 10) using the treasury stock method.

	2004	2005	2006
Net income available to common stockholders	$143,290	$161,755	$196,404

Weighted average common shares outstanding	19,034,727	19,772,270	19,063,846

Dilutive effect of stock options	46,248	14,576	6,680

Weighted average common shares – diluted	19,080,975	19,786,846	19,070,526

Basic earnings per common share	$7.53	$8.18	$10.30
Diluted earnings per common share	$7.51	$8.17	$10.30

For the above years, there were no stock options considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 10,000 shares of restricted common stock granted in 2006 were considered dilutive and are included in the computation.

12.	Sale of Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Company, for proceeds net of commissions and other related costs of $25,323. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006, and for the year ended December 31, 2006, the Company has recognized a gain of $25,323. Mare Success S.A. is fully consolidated in the accompanying financial statements.

13.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

14.	Commitments and Contingencies

As at December 31, 2006, the Company had under construction two 1A ice-class handysize product carriers, two 1B ice-class handysize product carriers, two panamaxes, six aframaxes, two 1A ice-class suezmaxes and one LNG carrier. The total contracted amount for the fifteen vessels under construction, plus the extra costs agreed as at December 31, 2006 was $890,827. Remaining scheduled payments as of December 31, 2006 are $460,556 in 2007, $94,240 in 2008 and $95,040 in 2009. In addition, in August 2006 a contract was signed with a shipyard to convert the single hull aframax Vergina II to a double hull vessel. Work commenced in late 2006 and is expected to be completed within April 2007. The total estimated cost of the contracted work is $9,400 of which $625 had been paid as at December 31, 2006.

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

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(b)	Bunker price risk: On November 17, 2006, the Company entered into a swap arrangement whereby it pays to the counterparty a fixed price of $267 dollars per metric ton (MT) for a notional 1,000 MT of Fuel Oil for each of the months January, February and March 2007 and receives from the counterparty a floating price dependent on a monthly arithmetical average of daily market prices provided by Platts, a leading provider of energy information. As at December 31, 2006, the value of this contract was $36 net payable to the counterparty.

(c)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is mitigated due to the high quality of entities comprising the Company’s charterer base. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings.

(d)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of investments discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of those investments. The fair value of the interest rate swap agreements discussed in Note 9 and the bunker price swap described above equates to the amounts that would be paid by or received by the Company to cancel the swaps.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2005 AND 2006

(Expressed in thousands of United States Dollars, except for share and per share data, unless otherwise stated)

16.	Subsequent Events

(a)	On January 10, 2007, the Company took delivery of the 1A ice-class suezmax Arctic and drew down on a related credit facility for $35,500. On February 6, 2007, the Company took delivery of the LNG carrier, Neo Energy, and drew down $104,984 on a new credit facility arranged on January 31, 2007 for $120,000. On March 8, 2007, the Company took delivery of the 1A ice-class product carrier Andromeda and drew down on a related credit facility for $25,000. On March 29, 2007 the Company took delivery of the aframax Izumo Princess and drew down on a related credit facility for $33,926.

(b)	On January 15, 2007 the panamax tanker Bregen, was sold for $22,900 resulting in a gain of approximately $5,500. As a result of the sale, the available credit facility described in Note 6 (paragraph (a) item 3) has been reduced by $14.3 million. The reduction has been reflected in the aggregate available unused amount of the facilities as at December 31, 2006. Furthermore, the facility reduction resulted in a balance of $4,137 to be paid within 2007. The payment has been reflected in the Current portion of the long-term debt as at December 31, 2006.

(c)	On February 9, 2007, the aframax Propontis incurred damage to its hull which required the vessel to enter dry-dock for three months for restoration to its original condition. Estimated costs are $13,500 which, together with loss of hire, are expected to be recovered in full, net of deductibles, through insurance claims.

(d)	On March 8, 2007, the Board of Directors resolved that a dividend of $1.50 cents per share will be paid on April 26, 2007 to shareholders of record on April 16, 2007.

(e)	On March 28, 2007, the Company signed contracts with Sumitomo shipyard of Japan for the construction of two aframax tankers for delivery in December 2009 and February 2010 respectively at a price of $59,400 each. On April 2, 2007, $11,880 was paid by the Company as a deposit for the two newbuildings.

(f)	On March 12, 2007, the counter party exercised its option to call back the Structured Note referred to in Note 3, and returned the amount of the original investment resulting in a gain of $205. On March 27, 2007, the Company converted the entire 8% interest bearing convertible bond referred to in Note 3 into 456,050 common shares resulting in a gain of $3,553.

(g)	In March 2007, 290,000 restricted share units related to the 2004 Plan were granted to Company executive directors and officers as well as to employees of the related companies. The grants are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on December 31, 2010.

(h)	(Unaudited) On April 24, 2007, the Company took delivery of the 1A ice-class product carrier Aegeas and drew down on a related credit facility for $22,375. On April 25, 2007, the Company took delivery of the 1A ice-class suezmax Antarctic and drew down on a related credit facility for $35,294. On May 9, 2007, the Company took delivery of the 1A ice-class product carrier Byzantion and drew down on a related credit facility for $21,839.