Form 20-F
period 2007-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2008-05-09
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

As of December 31, 2007, the registrant had 38,059,142 Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

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

Large accelerated filer  ☒           Accelerated filer  ☐           Non-accelerated filer  ☐          Smaller reporting company  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                International Financial Reporting Standards  ☐                 Other  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐  No ☒

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events, including:

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation for each of the five years in the five-year period ended December 31, 2007. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and have been audited for the years ended December 31, 2003, 2004, 2005, 2006 and 2007 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), independent registered public accounting firm.

Per share data has been adjusted to give effect to our two for one share split which became effective on November 14, 2007.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2005, 2006 and 2007, and the consolidated balance sheets at December 31, 2006 and 2007, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2003	2004	2005	2006	2007
Income Statement Data
Voyage revenues	$241,365	$318,278	$295,623	$427,654	$500,617
Expenses
Commissions	11,296	13,065	11,604	15,441	17,976
Voyage expenses	48,152	42,109	35,970	69,065	72,075
Charter hire expense	13,145	24,341	24,317	24,461	15,330
Vessel operating expenses (1)	49,949	53,900	52,945	76,095	108,356
Depreciation	32,877	35,377	35,697	59,058	81,567

Amortization of deferred dry-docking costs	7,835	8,753	6,583	4,857	3,217
Provision for doubtful receivables	700	933	40	—	—
Management fees	4,470	5,328	5,460	7,103	9,763
General and administrative expenses	2,415	3,099	3,631	3,510	4,382
Management incentive award	—	2,500	2,500	3,500	4,000
Staff compensation expense	—	—	—	216	5,670
Foreign currency losses (gains)	389	185	(181)	279	691
Amortization of deferred gain on sale of vessels	(541)	(3,167)	(3,168)	(3,168)	(3,168)
Gain on sale of vessels	—	(13,608)	(34,540)	(38,009)	(68,944)
Operating income	70,677	145,463	154,765	205,246	249,702
Other expenses (income):
Gain on sale of non-operating vessels	—	(7,757)	(10,765)	—	—
Gain on sale of shares in subsidiary	—	—	—	(25,323)	—
Interest and finance costs, net	12,372	10,135	11,247	42,486	77,382
Interest and investment income	(387)	(761)	(7,360)	(7,164)	(13,316)
Share of profits of joint-venture	(602)	—	—	—	—
Other, net	242	556	(112)	(1,159)	(924)
Total other expenses (income), net	11,625	2,173	(6,990)	8,840	(63,142)
Minority Interest	—	—	—	(2)	(3,389)
Net income	$59,052	$143,290	$161,755	$196,404	$183,171

Per Share Data
Earnings per share, basic	$1.72	$3.77	$4.09	$5.15	$4.81
Earnings per share, diluted	$1.72	$3.76	$4.09	$5.15	$4.79

Weighted average number of shares, basic	34,268,694	38,069,454	39,544,540	38,127,692	38,075,859

Weighted average number of shares, diluted	34,375,718	38,161,950	39,573,692	38,141,052	38,234,079
Dividends per common share, paid	$0.35	$0.60	$0.975	$1.175	$1.575

Cash Flow Data
Net cash provided by operating activities	84,184	153,606	146,903	214,998	190,611
Net cash used in investing activities	(91,837)	(92,663)	(108,969)	(829,326)	(375,641)

	2003	2004	2005	2006	2007
Net cash provided by (used in) financing activities	54,792	(30,834)	(9,087)	643,126	191,910

Balance Sheet Data
Cash and cash equivalents	$86,813	$116,922	$145,769	$174,567	$181,447
Cash, restricted	—	1,453	271	4,347	6,889

Investments	—	10,000	32,121	14,045	1,000
Advances for vessels under construction	33,420	121,260	150,428	261,242	169,739
Vessels, net book value	654,662	636,274	711,362	1,458,647	1,900,183
Total assets	825,507	938,969	1,089,174	1,969,875	2,362,776
Long-term debt, including current portion	452,620	365,164	433,519	1,133,661	1,389,943
Total stockholders’ equity	314,569	519,521	607,186	755,273	854,540

Fleet Data
Average number of vessels (2)	25.7	27.3	26.1	33.8	41.7
Number of vessels (at end of period) (2)	27.0	26.0	25.0	37.0	43.0
Average age of fleet (in years) (3)	6.5	7.5	6.3	5.9	5.6
Earnings capacity days (4)	9,386	9,988	9,527	12,335	15,213
Off-hire days (5)	663	241	335	322	523
Net earnings days (6)	8,723	9,747	9,192	12,013	14,690
Percentage utilization (7)	92.9%	97.6%	96.5%	97.4%	96.6%
Average TCE per vessel per day (8)	$22,639	$28,722	$28,645	$30,154	$29,421
Vessel operating expenses per ship per day (9)	$5,946	$6,286	$6,534	$6,979	$7,669
Vessel overhead burden per ship per day (10)	$734	$1,094	$1,217	$1,162	$1,565

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.
(2)	Includes chartered vessels, but excludes vessels from the Company’s joint venture, LauriTen Ltd., which existed between October 2002 and August 2003.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.
(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, staff compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization at December 31, 2007, as adjusted for the following events through March 31, 2008:

•	our incurrence of $24.3 million of new long-term debt under an existing credit facility to partially finance the purchase of two new vessels, and debt repayments totalling $10.9 million;

•	our repurchase of our common shares amounting to $8.3 million; and

•	the decrease in the net value of interest rate swaps by $28.0 million.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2007
	Actual	Adjustments	Adjusted
		(Unaudited)
In thousands of U.S. Dollars
Long-term secured debt obligations (including current portion)	$1,389,943	$13,356	$1,403,299
Negative fair value of interest rate swaps, net	27,620	28,030	55,650
Shareholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 38,059,142 issued and outstanding at December 31, 2007	38,059	(266)	37,793
Additional paid-in capital	273,036	(1,641)	271,395
Accumulated other comprehensive income/(loss)	(23,775)	(21,423)	(45,198)
Retained earnings	567,220	(12,961)	554,259

Total stockholders’ equity	854,540	(36,291)	818,249

Total capitalization	$2,272,103	$5,095	$2,277,198

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

The economic expansion in the U.S., Chinese and Indian economies, and the improved performance of the Japanese economy, with their impact on Pacific Rim and Latin American activity, maintained in 2007, albeit at a slower pace, the strong growth in demand for crude oil and oil products seen since in the years 2003 to 2006. The strong demand for crude oil and oil products was also supported by seasonal and environmental factors and the need to restore depleted oil inventories in the U.S. and the other major Organization for Economic Cooperation and Development importing countries. However, if the production of and demand for crude oil and petroleum products slow in the future, a corresponding decrease in shipments of these products could have an impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment and time-charters with profit-share may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, Suezmax, Aframax, Panamax, Handymax and Handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like those of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq could damage the world economy, adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally, and our business, financial condition and results of operations may be adversely affected by changing economic, political and governmental conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

As our current time charters expire, new charters at attractive rates may not be available.

In 2007, we derived approximately 62% of our revenues from time charters, as compared to 42% in 2006. As the current period charters of our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time.

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

During the down cycle in the oil industry in late 1998 and 1999, the oil industry experienced consolidation with the announcement or completion of several combinations among major oil companies, as well as consolidations involving tanker operators. As a result, the major oil companies have focused their chartering requirements with a smaller number of shipping companies that possess large and diversified modern fleets that are compliant with the increasingly stringent environmental regulations applicable to tanker operators.

To address these developments, we have expanded and intend to further renew and grow our fleet by pursuing the acquisition or construction of additional vessels or fleets or tanker companies that are complementary to our existing operations, assuming we have the financial resources and debt capacity to do so. In addition, we are exploring opportunities in the liquefied natural gas (LNG) market to expand our exposure in the overall energy sector. However, the world’s leading tanker and LNG shipyards have little or no additional capacity until the middle of 2011 and we may not be able to purchase or construct additional vessels, other than those currently on order, on commercially acceptable terms. If we seek to expand through the acquisition of other tanker or LNG companies, we face numerous challenges, including:

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

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. We have sold all our vessels which were not double hull, except for the Vergina II which has been converted to a double hull vessel. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management, companies that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. The events of September 11, 2001 led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. The more recent natural disasters, such as the hurricanes striking the United States, have led to yet further increases. For 2007-2008, our P&I club insurance premiums increased by up to 10% for most of our vessels, but for a few vessels the increase was between 24% and 41%. Our hull and machinery insurance premiums also increased in most cases by less than 10%, but in certain cases by 20%. Increases of up to 12.5% for P&I club insurance premiums and up to 10% for hull and machinery insurance premiums are expected for 2008-2009. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. These increases in insurance rates would adversely affect our profitability.

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

Risks Related To Our Business

We depend on Tsakos Energy Management and Tsakos Shipping to manage our business.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2007 would have resulted in a payment of approximately $119 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos Shipping, it may be impossible for us to sue Tsakos Shipping for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

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

Clients of Tsakos Shipping may acquire vessels that compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of Tsakos Shipping might decide to accept the opportunity. In this context, Tsakos Shipping clients have ordered four modern panamax tankers for delivery in 2008 and which could be in competition with our fleet and be faced with conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping which could create conflicts of interest.

Nikolas Tsakos is the president, chief executive officer and a director of our company and the director and sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in our losing revenue or business opportunities or increase our expenses.

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with Tsakos Shipping. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at arms-length market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

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

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. No such impairment loss has been incurred since 2002.

If Tsakos Shipping is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping has a contract with a manning agency and sponsors various marine academies in the Philippines and has opened a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

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

We currently have contracts to construct six newbuildings that are scheduled for delivery during 2008, 2009 and 2010. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

The profitability of our newly delivered LNG vessel will be subject to market volatility.

The LNG market is still in its infancy and could fail to develop into a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our newbuilding LNG carriers. If we decide to exit this sector, for whatever reason, we might have to sell the vessel at a price below its cost and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. The vessel is currently on charter until June 2008. If the charter market experiences a downturn on the expiry of the charter we might not be able to secure new employment or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters for the LNG carrier would be determined by the reliability and experience of third-party technical managers.

We have subcontracted all technical management aspects of our LNG operation to Hyundai Merchant Marine for a fee. Neither Tsakos Energy Management nor Tsakos Shipping has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees in the future. As such, we are currently totally dependent on the reliability and effectiveness of third-party managers for whom we can not guarantee that their employees, both onshore and at-sea are adequate in their assigned role. We can not guarantee the quality of their services or the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of December 31, 2007, 39 of our tankers were contractually committed to period employment (including contract of affreightment). The remaining terms of 35 of these period charters range from one month to six years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $193 million, for four of the six vessels that we have on order, Hull S-1349, Hull S-1350 and Hull S-1356 (three Aframaxes for delivery in 2009), and Hull S-1360 (an Aframaxes for delivery at the beginning of 2010). We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

While we intend to take delivery of and operate all six newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. Accordingly, the Company is continually exploring opportunities in other areas such as the Liquefied Petroleum Gas (LPG) market and the greater oil onshore / offshore sector. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a related party company and P&I clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, for which insurance coverage may become unavailable.

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

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have credit ratings ranging from BBB to AA, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2007, our debt to capital ratio was 62% (debt / debt plus equity), with $1.39 billion in long-term debt outstanding. Assuming known and estimated debt financing arrangements for our future newbuilding deliveries and based on our current forecasts of income for 2008 and 2009, we expect this ratio to be at approximately 60% by the end of December 2009, and declining thereafter. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In 2007, approximately 36% of cash flow derived from operations was dedicated to debt service, excluding debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

In the past seven years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Our board of directors has reviewed and approved all our derivative terms as being within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into each such derivative contract.

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

The Company has a risk management policy and a risk committee to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been impacted by recent events.

The appraised values of our ships could deteriorate as the result of a variety of factors, resulting in our inability to comply with covenants under our loan agreements.

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

Our vessels may suffer damage and we may face unexpected dry-docking costs which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of drydock repairs can be both substantial and unpredictable. We may have to pay dry-docking costs that our insurance does not cover. This would result in decreased earnings.

A significant amount of our 2007 revenues was derived from five customers and a significant amount of our 2006 revenues was derived from four customers, and our revenues could decrease significantly if we lost these customers.

In 2007, approximately 16% of our revenues came from Petrobras, approximately 12% of our revenues came from Houston Refining (formerly Lyondell/Citgo), 11% from NESTE, 10% from Flopec and approximately 9% of our revenues from HMM. Our inability or failure to continue to employ our vessels at rates comparable to those earned from these customers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 12% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Houston Refining (formerly Lyondell/Citgo), accounted for approximately 12% in 2007 and 13% in 2006 of our revenue. This company conducts a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years and we cannot say whether there will be further unrest or political upheavals in Venezuela. If we were to lose this customer, or if its exports were curtailed, or if this customer was to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

If our U.S. source income from international transportation did not qualify for exemption from U.S. federal taxation in 2007 or prior years, we would have a liability for tax, together with interest and penalties.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2008 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2008 or for any future year. Please see “Tax Considerations—United States Federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2011, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to qualify as a PFIC for our current or future taxable years. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Euro. In 2007, Euro expenses accounted for approximately 20% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31, 2007, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 36% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2007, we paid a cash dividend of $0.825 per common share in relation to the year 2007. In April 2008, we paid a further dividend of $0.90 per common share relating to 2007. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

Provisions in our Bye-laws, our management agreement with Tsakos Energy Management and our shareholder rights plan would make it difficult for a third party to acquire us, even if such a transaction is beneficial to our shareholders.

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

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from one non-executive director, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

Tsakos Energy Navigation is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of the common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 61 vessels and has sold 20 vessels (of which three have been chartered back. One of these, Olympia, was repurchased at the end of its charter and sold again after a further one year’s trading).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is www.tenn.gr.

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

Our technical management is undertaken, by Tsakos Shipping and Trading (“Tsakos Shipping”) one of the world’s largest independent tanker managers, based on the number of tankers under management.

Tsakos Shipping has a total of 65 operating vessels under management (with a further 18 to be delivered, six of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2008). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.7 million dwt at March 31, 2008 (including two chartered-in vessels) with no significant adverse impact on the organization.

We have access to Tsakos Shipping’s network offices around the world and a pool of over 3,000 available seafarers, which is supported by Tsakos Shipping’s sponsorship of naval academies in the Philippines, and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 31, 2008, our fleet consisted of 44 vessels (including two chartered-in vessels) of which three are VLCC tankers, ten are suezmax tankers, nine are aframax tankers (including three LR2 aframax product carriers), seven are panamax tankers, six are handymax MR2 product carriers, eight are handysize MR1 product carriers and one is a liquefied natural gas (LNG) carrier. Twenty-three of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.7 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 25% single-hulled dwt as of March 31, 2008. As of March 31, 2008, the average age of the tankers in our current operating fleet was 5.6 years, compared with the industry average of 10.6 years.

In addition to the vessels currently operating in our fleet, we are building an additional six vessels. In the first quarter of 2008, the Company took delivery of two panamaxes, Selecao and Socrates. Furthermore, the Company sold its 1999 aframax tanker Olympia, which it had repurchased in January, 2007. In the last quarter of 2008, the Company expects to take delivery of two aframax tankers of DNA design. In 2009, the Company expects delivery of a further three aframax tankers of DNA design and in early 2010, one further aframax tanker of DNA design. The resulting fleet (assuming no sales) would comprise 50 vessels with 5.3 million dwt, which will include six vessels built between 1990 and 1998 of 1.1million dwt.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $3.1 billion, including investments of approximately $2.4 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2008, we had 23 ice-class vessels. Additionally, we have entered the LNG market with the delivery of our first LNG carrier in the first quarter of 2007.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 96.3%.

•

Industry recognition. For over 35 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•

Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Our Fleet (as of March 31, 2008):

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(9) (all double hull)	Deadweight Tons
VLCC

1. Millennium	1998	1998	bareboat charter	September 2013		301,171

2. La Madrina (2) (7)	1994	2004	time charter	April 2011		299,700

3. La Prudencia (2) (7)	1993	2006	time charter	April 2011		298,900

SUEZMAX

1. Silia T	2002	2002	time charter	October 2011		164,286

2. Cape Baker (1)	2002	2002	time charter	October 2009		164,274

3. Cape Balboa (1)	2002	2002	time charter	November 2009		164,236

4. Triathlon (3) (2)	2002	2002	time charter	January 2013		164,445

5. Eurochampion 2004 (2)	2005	2005	time charter	November 2010	ice-class 1C	164,608

6. Euronike	2005	2005	time charter	September 2009	ice-class 1C	164,565

7. Archangel	2006	2006	spot	—	ice-class 1A	163,216

8. Alaska	2006	2006	spot	—	ice-class 1A	163,250

9. Arctic	2007	2007	spot	—	ice-class 1A	163,216

10. Antarctic (2)	2007	2007	time charter	October 2010	ice-class 1A	163,216

AFRAMAX

1. Parthenon (6)	2003	2003	contract of affreightment	September 2009		107,018

2. Marathon (6)	2003	2003	contract of affreightment	September 2009		107,181

3. Opal Queen (4) (5)	2001	2002	contract of affreightment	Evergreen		107,222

4. Vergina II	1991	1996	time charter	July 2009		96,709

5. Proteas (2)	2006	2006	time charter	July 2008	ice-class 1A	117,055

6. Promitheas (2)	2006	2006	time charter	August 2008	ice-class 1A	117,055

7. Propontis (2)	2006	2006	time charter	October 2008	ice-class 1A	117,055

8. Izumo Princess (4) (5)	2007	2007	contract of affreightment	Evergreen	DNA	105,374

9. Sakura Princess	2007	2007	time charter	June 2009	DNA	105,365

PANAMAX

1. Andes (7)	2003	2003	time charter	November 2011		68,439

2. Maya (7) (8)	2003	2003	time charter	September 2012		68,439

3. Inca (7) (8)	2003	2003	time charter	May 2013		68,439

4. Victory III	1990	1996	time charter	December 2008	ice-class 1C	68,157

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(9) (all double hull)	Deadweight Tons
5. Hesnes	1990	1996	time charter	December 2008	ice-class 1C	68,157

6. Selecao	2008	2008	time-charter	February 2011		74,296

7. Socrates	2008	2008	time-charter	March 2011		74,327

HANDYMAX

1. Artemis (2)	2005	2006	time charter	June 2009	ice-class 1A	53,039

2. Afrodite (2)	2005	2006	time charter	June 2009	ice-class 1A	53,082

3. Ariadne (2)	2005	2006	time charter	October 2009	ice-class 1A	53,021

4. Aris (2)	2005	2006	time charter	May 2009	ice-class 1A	53,107

5. Apollon (2)	2005	2006	time charter	September 2009	ice-class 1A	53,149

6. Ajax (2)	2005	2006	time charter	May 2009	ice-class 1A	53,095

HANDYSIZE

1. Didimon	2005	2005	time charter	March 2010		37,432

2. Arion (2) (7)	2006	2006	time charter	October 2009	ice-class 1A	37,061

3. Delphi	2004	2006	time charter	October 2008		37,432

4. Antares (2) (7)	2006	2006	time charter	May 2009	ice-class 1A	37,061

5. Andromeda (2)	2007	2007	time charter	May 2010	ice-class 1A	37,061

6. Aegeas (2)	2007	2007	time charter	April 2010	ice-class 1A	37,061

7. Byzantion (2)	2007	2007	time charter	May 2010	ice-class 1B	37,275

8. Bosporos (2)	2007	2007	time charter	August 2010	ice-class 1B	37,275

LNG

1. Neo Energy	2007	2007	time charter	June 2008	Membrane	85,602

Total Vessels	44				Total Dwt	4,711,124

(1)	The Decathlon and Pentathlon were sold through a sale and leaseback arrangement in November 2003 and are time-chartered back by us for a minimum period of five years. The vessels have been re-named by the new owner Cape Baker and Cape Balboa. We have exercised options to re-purchase these vessels at the end of the charter period in October and November, 2008, respectively at pre-agreed prices of $47.5 million each.
(2)	The charter rate for this vessel is based on a minimum rate for the Company plus different levels of profit sharing above the minimum rate, settled on a calendar month basis.
(3)	The charterers of the vessel have the option to employ the vessel upon completion of the initial 7-year time charter for an additional 3 years.
(4)	Freight is based on a market-related formula.
(5)	Evergreen employment has no specific expiration. The vessel is continuously employed until either we or the charterer request cancellation upon 30 days’ notice in the case of contract of affreightment.
(6)	Freight is based on a minimum/maximum market-related formula.
(7)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date.
(8)	49% of the holding company of these vessels has been sold to a third party.
(9)	DH-double-hull. Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

Our newbuildings under construction

As of March 31, 2008, we have on order and expect to take delivery between 2008 and 2010 of six aframaxes of DNA design currently under construction from Sumitomo Heavy Industries. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Sumitomo Heavy Industries during the construction period.

Our newbuildings under construction as of March 31, 2008:

Vessel Type	Expected Delivery	Ship Yard	Hull Type (all double-hull)	Deadweight Tons	Purchase Price (1) (in millions of U.S. dollars)
AFRAMAX

1. Hull S-1342	October 2008	Sumitomo Heavy Industries	DNA	105,000	$59.7

2. Hull S-1344	November 2008	Sumitomo Heavy Industries	DNA	105,000	$59.7

3. Hull S-1349	3rd Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$60.2

4. Hull S-1350	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$60.2

5. Hull S-1356	4th Quarter 2009	Sumitomo Heavy Industries	DNA	105,000	$60.2

6. Hull S-1360	1st Quarter 2010	Sumitomo Heavy Industries	DNA	105,000	$60.2

Total				630,000	$360.2

(1)	Including extra cost agreed as of March 31, 2008

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2008, we had made progress payments of $71 million out of the total purchase price of approximately $360.2 million for these newbuildings. Of the remaining amount, a further $96 million will be paid during 2008.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the six newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if a compelling opportunity arises, could be in our best interest.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 75% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2007 and 2006 as a percentage of operating days.

Employment Basis	Year Ended December 31,
	2007	2006
Time Charter – fixed rate	27%	22%
Time Charter – variable rate	49%	32%
Period Employment at variable rates	9%	25%
Spot Voyage	15%	21%
Total Net Earnings Days	14,690	12,013

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has three tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for the benefit of TEN, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels. During 2007, two vessels were sub-contracted to third-party ship managers.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by the board of directors and subject to the approval of our board of directors as described below. We pay Tsakos Energy Management monthly management fees for its management of our vessels. Beginning July 1, 2004, we paid Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management agreement was amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and

$15,000 for vessels chartered-in or chartered out on a bare-boat basis, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels have been increased accordingly to $23,000 and, for chartered-in vessels, to $17,000. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $9.8 million in 2007. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held, is one of the largest independent tanker managers with a total of 65 operating vessels under management, with a further 18 to be delivered, 6 of which are vessels under construction for Tsakos Energy Navigation, totaling approximately 8.9 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 3,300 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Singapore, Tokyo, Shanghai, Odessa and Panama. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2007, we had advances to Tsakos Shipping totaling $1.0 million.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agent for the lenders under our secured credit facility for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount we paid for these chartering commissions was $6.1 million in 2007.

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

Customers

Several of the world’s major oil companies are among the regular customers of Tsakos Energy Navigation. The table below shows the approximate percentage of revenues we earned from some of these customers in 2007.

Customer	Year Ended December 31, 2007
Petrobras	16%
Houston Refineries (ex-Lyondell/Citgo)	12%
NESTE	11%
FLOPEC	10%
HMM	9%
Trafigura	7%
STBL	4%
Sunoco	4%
ST Shipping	3%
Tesoro	3%
Methane	2%
BP	2%
Scorpio	2%
THKMG	2%
Standard	1%
PDVSA	1%
Vitol	1%
CSSSA	1%
Clearlake	1%
Shell	1%
URSA	1%
Koch Shipping	1%

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses, certificates, and financial assurances with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses, certificates and financial assurances required for the operations of the vessels we own will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses, certificates and financial assurances material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of classification societies, insurance underwriters, regulators and charterers will impose greater inspection and safety requirements on all vessels in the tanker market and will accelerate the scrapping of older vessels throughout the industry.

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters. In March 1992, the IMO adopted amendments to Annex I of the 1993 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading which ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996. All of the vessels in our fleet are of double hull construction.

Revisions to Annex I were adopted in 2001. The revised regulations, which became effective in September 2002, provide for increased inspection and verification requirements and for a more aggressive phase-out of single-hull oil tankers, in most cases by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tonnes deadweight constructed after 1982. The changes, which will likely increase the number of tankers that are scrapped, are intended to reduce the likelihood of oil pollution in international waters.

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

On 1 January 2007 Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and clarify the requirements for new tankers and existing tankers.

Regulation 12A, the latest amendment to Annex I of MARPOL, came into force on 1 August 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic metres and above which are delivered on or after 1 August 2010 and all ships for which shipbuilding contracts are placed on or after 1 August 2007.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Vessels built before May 19, 2005, must obtain this Certificate by the earlier of the first dry docking after that date and May 19, 2008. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. If adopted, the proposed amendments would reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. These amendments will be considered for adoption by the MEPC in October 2008, and could enter into force in 2010. We have obtained International Air Pollution Prevention certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

In 2001, IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. By September 13, 2008, the effective date of the Anti-fouling Convention, exteriors of vessels must either be free of the prohibited compounds, or coatings that act as a barrier to the leaching of the prohibited compounds must be applied to the vessel exterior. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We expect to obtain Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that obtaining and maintaining such certificates will have an adverse financial impact on the operation of our vessels.

In addition, the Company’s liquefied natural gas (“LNG”) carrier (delivered in February 2007) is required to meet IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

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

OPA 90. The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the United States’ territorial sea and its two hundred nautical mile exclusive economic zone.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers (with double-hulls), coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. On February 6, 2008 the Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of financial responsibility to $1,900 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are adopted. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Currently, under U.S. Environmental Protection Agency (“EPA”) regulations, vessels are exempt from the requirement to obtain CWA permits for the discharge of ballast water and other substances incident to normal operation in U.S. ports. However, a United States District Court ruled in March 2005 that the EPA exceeded its statutory authority in creating this exemption, which has been in place since 1978. On September 18, 2006 the Court ordered the EPA to develop new regulations by September 30, 2008 to ensure that owners and operators of vessels visiting U.S. ports comply with the CWA and restrict the discharge of invasive species in ballast water, or face penalties. Although the EPA has appealed the decision to the Circuit Court of Appeals, it is proceeding with the development of the regulations. We cannot predict the outcome of the litigation, but if the District Court’s decision is upheld, we will be subject to CWA permitting requirements that could include ballast water treatment. While we do not believe that the costs associated with obtaining such permits and complying with any treatment obligations would be material, it is difficult to predict the overall impact of any CWA permit requirements on our operations.

The Clean Air Act: The U.S. Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. California has adopted limits on particulate matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. Although the California rules were recently struck down by the Ninth Circuit Court of Appeals as preempted by the CAA, the state intends to request further judicial review. It could also seek a waiver from EPA to allow the adoption of such standards. If new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil

Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.32 million plus $1,025 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $145.8 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 30, 2008. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard has been developing ballast water discharge standards, which could set maximum acceptable discharge limits for invasive species, or lead to requirements for active treatment of ballast water. The U.S. House of Representatives has recently passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, some states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. These requirements could increase the costs of operating in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35 percent of the gross tonnage of the world’s merchant shipping. As of March 31, 2008 the BWM Convention has been adopted by thirteen states, representing 3.62 percent of world tonnage.

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

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. The EU intends to expand its emissions trading scheme to vessels. The United States EPA is considering a petition from the California Attorney

General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $7.4 million in 2007.

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

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2007-2008, our P&I club insurance premiums increased by up to 10% for most of our vessels, but for a few vessels the increase was between 24% to 41%. Our hull and machinery insurance premiums also increased in most cases by less than 10%, but in certain cases by 20%. We have been advised that for 2008-2009 our P&I club insurance premiums will increase by approximately another 12.5 % and our hull and machinery insurance premiums by 10%. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

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

Other significant operators of multiple Aframax and Suezmax tankers in the Atlantic basin that compete with us include Overseas Shipholding Group Inc., Teekay Shipping Corporation, Top Ships Inc., and General Maritime Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “Management Contract—Crewing and Employees.”

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

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

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

Overview

As at March 31, 2008, we operated a fleet of 44 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations—2007

World oil demand in 2007 grew by 1.4% over 2006 and, despite another year of increases in world tanker tonnage (by 6.2%), 2007 was another year with strong revenues and net income for operators, albeit somewhat down from 2006. The third quarter in 2007 reverted to its more usual characteristic of being a soft quarter, in comparison to the unusually strong third quarter of 2006 and the fourth quarter did not gather strength until December. The delay for the fourth quarter to take off is partly explained by the large drawdown on existing reserves of crude oil by refiners as forward oil prices fell lower than current prices. A relatively mild first part of winter also slowed down demand. The doubling of the price of oil also began to bite by the end of the year, overall world economic growth being 4.9%, still considered a strong growth rate, but down from the 5.3% growth in 2006. However, while prices were at a level that continued to encourage exploration and exploitation of previously uneconomic sources, they continued to impact tanker profitability by increasing the cost of bunker (fuel) and lubricants. The year also saw a continuation of high US interest rates which naturally impacted a capital-intensive industry, until the Federal Reserve took steps to generate financial liquidity by reducing interest rates in the latter part of the year, the real benefits of which may not be felt until well into 2008. The action to reduce rates did not help to slow the decline of the US Dollar against other currencies, in particular the Euro, and this also negatively impacted the industry, especially those companies which have significant expenditures initially in Euro.

Our fleet achieved voyage revenues of $500.6 million, up by 17.1% from $427.7 million in 2006. Capital gains on the sale of three operating vessels were $68.9 million. Operating income increased from $205.2 million in 2006 to $249.7 million in 2007, a 21.7% increase. Net income was $183.2 million, compared to $196.4 million in the prior year, a 6.7% decrease. Diluted income per share decreased from $5.15 in 2006, based on 38.14 million diluted weighted average shares outstanding, to $4.79 in 2007, based on 38.23 million diluted weighted average shares outstanding. Revenues, capital gains and operational income increased, in part due to our move towards more time charters with profit-share, which protect the Company with healthy minimum rates during periods of soft rates, and also allow us to take advantage of the charter market when rates move up. However, financing costs, including negative movements on non-hedging interest rate swaps, increased significantly and impacted net income accordingly.

Some of the more significant developments for the Company during 2007 were:

•

The delivery of the LNG carrier Neo Energy, the 1A ice-class suezmaxes Arctic and Antarctic, the DNA aframaxes Izumo Princess and Sakura Princess and the ice-class product carriers Aegeas, Andromeda, Byzantion and Bosporos.

•	The signing of contracts for two Sumitomo built DNA aframaxes for delivery in 2009 and in 2010.

•	The sale of the panamax Bregen and aframaxes Maria Tsakos and Athens 2004 for a combined gain of over $68 million.

•	The repurchase of the aframax Olympia at a price substantially below market value and the later agreement to sell the same vessel in early 2008 with a gain of $34 million.

•	The dry-docking of Silia T., Cape Baker, Cape Balboa, Triathlon, La Prudencia and La Madrina for their mandatory special survey.

•	The two-for-one stock split in mid-November, 2007, increasing the total shares outstanding from approximately 19 million to 38 million.

•

The payment to the Company’s shareholders of two dividends; $0.75 per common share in April in respect of the fiscal year 2006, and $0.825 per common share in November, the first dividend with respect to fiscal year 2007. Total cash paid out on dividends amounted to $60.0 million.

•	The completion of the upgrade of the aframax Vergina II to double-hull.

The Company operated the following types of vessels during, and at the end of, 2007:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	0.8	3.0	9.7	10.6	5.1	6.0	6.5	41.7
Number of vessels at end of year	1.0	3.0	10.0	10.0	5.0	6.0	8.0	43.0
Dwt at end of year (in thousands)	85.6	899.8	1,639.3	1,087.2	341.6	318.5	297.7	4,669.7
Percentage of total fleet	1.8%	19.3%	35.1%	23.3%	7.3%	6.8%	6.4%	100.0%
Average age, in years, at end of year	0.9	12.5	3.2	4.5	9.8	2.5	1.5	5.6

We believe that the key factors which determined our financial performance in 2007, within the given freight rate environment in which the Company operated, were:

•	the diversified aspect of the fleet which allowed the Company to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing the Company to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher operating and fuel costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	the two-for-one stock split which improved share liquidity and access to a broader investment population;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment, and

•	the sale of both older and newer vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind the future financial performance of the Company and which are evident as we proceed through 2008, to which may be added:

•	a continuing buoyant charter market in comparison to historical levels;

•

the securing of a high level of utilization for our vessels (as at March 31, 2008, 80% of the remaining operational days available for 2008, and 62% for 2009, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix forward on medium to long term charters at current market rates which are significantly higher than the historical average.

•	the delivery of the six newbuildings that will join the fleet between March 31, 2008 and 2010 ( two of which are to be delivered during the remainder of 2008);

•	the rapid development of new strategic areas with purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), and

•	the repurchase of common shares at favorable prices. During the first quarter of 2008, we bought back 265,600 shares under a fixed repurchase plan at a total cost of approximately $8.3 million.

Looking forward and given increasing demand and the lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about their production levels, high oil prices may continue through 2008, although there is now some expectation that oil prices may decrease significantly later in the year. The expected increasing demand from China and India will continue to have a beneficial impact on transportation requirements for petroleum and its products in the foreseeable future. Another indication of the strength of the market can be seen in continued demand growth despite price hikes. Historically, as oil prices have risen, some global consumers have been forced to curtail imports. However, even in the current environment, it appears that price has not materially dissuaded imports.

We expect that 2008 should once again prove to be a good year for the tanker industry. The current financial crisis and any possible recession in the U.S. is likely to be contained within 2008 and, although a certain amount of pain may possibly still be felt within the financial sector, the underlying economic and business fundamentals are said to remain sound and are not expected to have a major impact on the demand for and transportation of oil. The aforementioned economic stimuli, coupled with geopolitical events in areas such as Nigeria, Iraq, Iran and Venezuela, should continue to fuel the market and maintain the new trading patterns with long-haul requirements we have seen emerge over the past two years. Additionally, despite the expected surge in deliveries of new vessels, the IMO and European Union regulations relating to the phase-out of single-hull tankers should begin to have a significant compensating impact on the supply/demand balance of tanker availability.

Our current fleet consists of three VLCCs, ten suezmaxes, nine aframaxes, seven panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries with the exception of the two suezmaxes, Cape Baker and Cape Balboa, acquired in 2002 and sold in October and November 2003, respectively, that were time chartered back from the owners for five years. We have exercised options to repurchase these vessels in the latter part of 2008 at a price of $47.5 million each which is well below current market value.

Subsequent Events

(a)	On February 4, 2008, the aframax tanker Olympia, was delivered to its new owners for $63.1 million resulting in a gain of approximately $34.3 million.

(b)	On February 12, 2008, the Company took delivery of the panamax product carrier Selecao and drew down $12.1 million on a related credit facility for $82 million. On March 14, 2008, the Company took delivery of the panamax product carrier Socrates and drew down $12.2 million on the same credit facility.

(c)	On March 14, 2008, the Board of Directors resolved that a dividend of $0.90 cents per share be paid on April 30, 2008 to shareholders of record on April 24, 2008.

General Market Overview – World Oil Demand / Supply and Trade

(Source: Galbraith’s Ltd)

The price of oil continued its unabated rise during 2007, seeing the cost of WTI nearly double within the year from a low of around $50/bbl in early January. The psychological $100/bbl barrier has since been broken in early 2008, and continues to exhibit volatility on the back of supply and demand, economic and geopolitical factors.

The IEA is reporting 2007 global demand for oil as 86.0m bpd, an increase on 2006 of 1.4%, or 1.1m bpd. OECD demand comprises 49.2m bpd of the total, a year-on-year decline of 0.3%, whilst the 38.2m bpd non-OECD demand is up 3.7%.

Looking ahead to 2008, the IEA has forecast a total demand of 87.6m bpd, up 1.9% on 2007. OECD demand is expected to grow by 0.6% to 49.5m bpd, led by increased demand for heating use. Transportation fuel growth is expected to be lower, primarily due to the weakening economic situation and higher oil prices. Non-OECD demand is expected to see a slightly increased growth rate of 3.8%.

Global oil supply increased marginally in 2007 to 85.6m bpd, up from 85.43m bpd in 2006, led by OPEC, which had to offset the decline in non-OPEC production. OPEC production increased in 2007 to 35.47m bpd from 34.34m bpd in 2006. The extent of the non-OPEC production decline was seen by a fall of nearly 1m bpd, from 51.09m bpd in 2006 to 50.13m bpd in 2007.

The IEA anticipate a halt to the non-OPEC production decline in 2008, expecting growth averaging 0.97m bpd; however it is thought to be heavily weighted to Q3 and Q4, led by the FSU, Asia-Pacific region, Brazil, Australia and Sudan, as well as biofuels. The sharp increase in Canadian production in 2007 is seen as a one-off, and not expected to be repeated in the coming years. North Sea and Mexican production are expected to continue their decline. At the OPEC meeting in Vienna on 5th March 2008, the cartel announced it had no plans to increase supply, despite appeals from the US and other consuming countries, and hinted that their next move might be to actually cut supply due to the weakening US economy. The news sent WTI oil prices to a record high of $104.56 in inter-day trading. OPEC maintains its belief that the current price climate is the work of speculation, not supply.

While a decrease in supply by OPEC would harm crude oil tanker markets, especially voyages AG/East-West, the continued increase by the FSU, Asia-Pacific region and Brazil will provide some welcome additional tonne-mile demand, especially if China can weather the current weakening economic conditions to maintain its impressive growth in oil demand. Production increases from the FSU have seen increased activity in all its major load regions; the Baltic, Mediterranean/Black Sea and the Russian Far East. The Baltic market is expected to increase further with the BPS-2 pipeline due to commence operations in 2009 or 2010, diverting as much as 0.7m bpd from the Druzhba pipeline to Primorsk.

Crude oil tanker demand growth was again driven by China, importing a total 2.94m bpd (seaborne) in 2007, an increase of 0.34m bpd on 2006, up slightly on the year before. North America and Japan imports were marginally down, 0.05m bpd and 0.05m bpd, respectively. OECD Europe saw an increase of 0.07m bpd, after a decline of 0.12m bpd in 2006. The only other notable increase was from Other Asia, primarily India, which imported 2.25m bpd, up 0.10m bpd on 2006.

The product tanker market continues to benefit from the geographical mismatch between refineries and end consumers. The US and Europe are the largest importers of oil products, both due to strong demand, whilst for the US also because of insufficient refining capacity, whereas in Europe there is a product mismatch between consumers demand and what the refineries produce.

With refining capacity fairly static in Europe and the US, or at least not keeping pace with demand growth, seaborne products imports into these regions have been steadily increasing to meet growing demand.

The Asia/Pacific region however has been the main source of refinery growth in recent years, explaining why seaborne products imports have not risen at a similar pace to the US and Europe. China, Taiwan and India are notable growing refining centers, as well as the Middle East region.

One of the most important changes in refining capacity is happening in India, where Essar Oil recently announced that it will expand capacity at its Vadinar refinery to 34m tonnes p/a, or 680,000bpd, by 2010. This expansion is part of a wider trend of growth in India’s refining capacity. The new 580,000bpd Reliance 2 refinery at Jamnagar will increase its output to 1.24m bpd, making it the largest refining centre in the world. These refinery developments are expected to benefit the long-haul product tanker market, supplying both the East and West markets. As well as India, refineries in China, Kuwait and Saudi Arabia are expected to add capacity in the coming years, however many projects worldwide will be delayed or may not come to fruition.

World Tanker Fleet

As the 2010 IMO phase-out of non-double hull tankers approaches, 2007 saw record numbers of vessels scheduled for conversion, as owners baulked at the prospect of the non-economic demolition market. The charge was led by the single-hull VLCCs, with intensions joining the booming dry bulk market as VLOCs (Very Large Ore Carriers), capable of shipping the huge quantities of iron ore from Brazil to feed China’s seemingly insatiable demand. Since January 1, 2007, it is thought 45 VLCCs have been ear-marked for dry bulk conversion, with seven already removed from the oil trading fleet, and a further three due to leave imminently. A further eight vessels were listed for double-hull conversions, with half already completed and trading. Six VLCCs are being used as FSUs, and a further 13 are listed for conversion to FPSOs, seven of which are no longer trading. Two of the four remaining ULCCs have also recently been committed for FSO-use. If all the projects come to fruition, over 17 million deadweight will be removed from the VLCC trading fleet.

The conversion plans have not been limited to the VLCC sector, with owners also looking to convert some of their Suezmaxes and Aframaxes. Suezmaxes have followed a similar path to the VLCCs, with conversions to dry bulk, double-hull and FPSO/FSU, although there have also been a number of conversions to heavy-lift vessels, looking to join the lucrative offshore market. If all the Suezmax conversions go-ahead, over 4 million deadweight will be removed from the trading fleet. It is thought around 20 Aframax vessels are to be converted, almost exclusively to dry bulk, totaling around 1.8m deadweight.

These conversion plans have helped temper the impending phase-out of non-double hull tonnage. Whilst under the IMO phase-out regulations it is permitted for port and flag states to allow the continuation in trading of non-double hull tonnage under certain conditions, following the recent oil spill by the Hebei Spirit off South Korea, only a handful of countries east of Suez are prepared to do so, with the west of Suez market already almost exclusively double-hull. With a two-tier market already in place for double-hull and non-double hull tonnage, by 2010 the non-double hull tonnage will find their trade increasingly restricted. Meaning whilst there will be fewer vessels to phase-out due to the conversion plans, the likelihood of vessels trading beyond 2010 has been reduced.

The tanker fleet (10,000dwt+) as of January 1, 2008 stood at 389.2m dwt, with 30.1m dwt delivered in 2007. The orderbook is currently 157.4m dwt, due to be delivered by 2013, of which 140.7m dwt is due to be delivered by end-2010, more than covering the non-double hull fleet which stands at 87.3m dwt due to be phased out by 2010. 2007 saw a slowdown in the ordering of tanker newbuildings, with 683 vessels (43.6m dwt) ordered in 2007 compared with 789 vessels (75.9m dwt) a year earlier. 3.0m dwt was scrapped in 2007, a similar level to 2006, which saw 2.9m dwt removed, primarily the smaller vessels in both cases.

The scrapping market has been very limited recently due to the strength of freight rates and the second-hand sale and purchase markets. Under the MARPOL Annex 2 and IBC code, which came into effect on January 1, 2007, vegetable oils can no longer be carried in products carriers and now must be carried in IMO 2 chemical carriers or, where exemptions permit, double-hull IMO 3 chemical carriers. As a result of this change there was an increase in scrapping of MRs in 2007, as many of those non double hulled vessels that were past their IMO phase out date for mineral oils and were also no longer permitted to carry vegetable oils were sold for demolition.

The larger fleet sectors contain very little older tonnage, and with the demolition market having provided little economic sense, especially on the back of the wave of conversions, there were no real early candidates for scrapping. However in recent weeks reports of increasing scrap prices may tempt some of the older tonnage towards the Indian sub-continent for demolition.

Asset Prices

Newbuildings

Tanker newbuilding prices continued to increase having reached a plateau towards the end of 2006. VLCC and Suezmax newbuilding prices have risen 13% since the start of 2007, Aframax prices have risen by 11% and 47,000 dwt MR tankers by 12%. While increasing steel prices have had some influence, shipbuilding yard space is proving the main driver. With so many more lucrative ships to be had on order for the shipyards, prices of newbuilding tankers have had to increase to give the shipyards an incentive to build these vessels. Orders have now been placed for as far out as 2013, while for the same period last year, orders only stretched to 2011, and with contracting down on 2006, this helps highlight the race for shipyard space. For example, 31 VLCCs were contracted in 2007, down from 100 in 2006, while the other sectors follow the same trend, they are not quite as extreme, with 56 Suezmaxes ordered in 2007, down from 72 the year before and 81 Aframaxes ordered in 2007, down from 132 in 2006.

One area which reverses the trend has been the smaller tankers (10,000-59,999 dwt), where contracting has risen from 436 vessels in 2006 to 475 vessels in 2007, although in deadweight terms, they have still declined in line with the larger sectors, from 15.66m dwt to 13.31m dwt, which implies there is an increased interest in the smaller end of this 10,000-59,999 dwt range.

Newbuilding Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008
VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m
Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$91m
Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m
47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m

Second-Hand Market

Tanker second-hand prices increased to a greater extent than newbuilding prices, with 5-year-old VLCCs increasing 18% since the start of 2007, and 5-year-old Suezmaxes by 20%. The second-hand market has proved a little more volatile, with the price of 5-year-old VLCCs plunging by around $12m mid-2007, only to recover to previous levels by year-end and continue their rise. 5-year-old Aframaxes and MRs also increased over the period by 12% and 9% respectively.

The relatively strong freight market has meant promptly available tonnage is valued at a premium. Newbuilding re-sales and recently delivered vessels have continued to be purchased at values higher than their original cost.

5-Year-Old Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008
VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m
Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m
Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m
45k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m

Earnings

Whilst the volatility has continued on a daily and weekly basis within the tanker markets, the annual trends have tended to follow the wider supply/demand picture. As the looming orderbook begins to deliver increasingly more new vessels, with few being removed from the fleet, and oil demand growth not keeping pace, a loosening of the supply/demand balance suggests rates should begin to trend downwards until more non-double hull vessels are removed from the fleet.

VLCC

While 2006 saw similar earnings to 2005, it also saw a relatively small number of deliveries, just 18 vessels, compared with 29 vessels for 2007; coupled with reduced output from OPEC-10 for much of 2007, the down side fundamentals are straightforward. The rates were held up by China’s continued oil demand growth, refinery expansion and strategic stock building, before OPEC increased output in Q4, as well as some removals for conversions. December 2007 helped pull up the 2007 full year average with soaring rates on the back of seasonal demand, increased OPEC output and the Hebei Spirit oil spill. Full year earnings for VLCCs averaged around $54,000/day, down from $62,000/day.

Suezmax

The Suezmax fleet grew in 2007 by 4.8%, larger than in 2006, hence the greater reduction in Suezmax earnings. On the upside Suezmaxes have benefited from loadings from the Baku-Tbilisi-Ceyhan (BTC) pipeline, as well as Iraqi crude from Kirkuk. Whilst the sector is generally less exposed to changes in OPEC production, it still benefited from the knock-on effect from the VLCC rate hike due to the Hebei Spirit. Full year earnings for Suezmaxes averaged $41,000/day, down from $50,000/day.

Aframax

Demand for Aframaxes increased in 2007, result from the growing exports from the BTC pipeline and Sakhalin 1 project. Deliveries of Aframax vessels to the fleet were marginally up on 2006. Aframaxes were subject to less volatility during 2007, with fewer Turkish Straits delays toward the year-end compared to previous years, as well as a milder Baltic winter for 2007/8, where normally this volatility would help increase average annual earnings. Full year earnings for Aframaxes averaged $31,000/day, down from $35,000/day.

Product Tankers

The introduction of the MARPOL Annex 2 and IBC code which prevent vegetable oils being carried in products carriers require them to be carried in IMO 2 chemical carriers or, where exemptions permit, double-hull IMO 3 chemical carriers has helped temper the product tanker fleet growth, contributing to the tightness in the market.

The product tankers continue to benefit from refinery developments, especially as new refining capacity tends to be located away from the end consumers. Full year earnings for MR product tankers averaged $21,000/day, equal to the 2006 level.

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

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past two years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer elects to terminate the charter.

Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters”.

We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. At the beginning of 2007 two of our vessels also operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. None of our vessels have operated in a pool since January, 2007.

The chartering strategy of the Company continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the affects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, the Company has chartered out several of its vessels on a market basis. We currently have 41 of our 44 vessels managed on time charter or other form of period employment, ensuring that at least 80% of 2008 availability and 62% of 2009 is already fixed.

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

The cooperation with Tsakos Shipping enables the Company to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 36 years of existence and high quality commercial and technical service. Tsakos Shipping manages the vessels of the Company plus another 21 operating vessels, mostly container vessels and single hull tankers. Apart from the customer relations, the

Company is also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for the Company’s vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $180 per lightweight ton. As from January 1, 2008, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. At March 31, 2008, the Company owned only double-hulled vessels.

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A further intermediate survey takes place in between special surveys, depending on the age of the vessel, generally every 5 years for vessels aged up to 10 years and every 2.5 years thereafter. In most cases a dry-docking is necessary with work undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements”. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Statement applies whenever other Statements require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the Statement fair value measurements would be separately disclosed by level within the fair value hierarchy. It is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The Company does not believe that the adoption of Statement 157 will have a material impact on its earnings and financial position.

In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, or No. 141(R) “Business Combinations”, regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. FASB Staff Position 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within its scope. The Company does not believe that the adoption of Statement 157 for non-financial assets and non-financial liabilities will have a material impact on its earnings and financial position.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The objective of the Statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings. It also establishes presentation and disclosure requirements designed to facilitate comparisons between entities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 159 will have a material impact on its earnings and financial position.

On December 4, 2007, the FASB issued Statement 141(R), “Business Combinations” and Statement 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51”. These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. Statement 141(R) and Statement 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Statement 141(R) replaces Statement 141 “Business Combinations”, and establishes several new principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired.

Statement 160 establishes new accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. It is effective for the Company beginning January 1, 2009, and is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company is currently evaluating the impact of Statement 160 relative to the accounting for non-controlling (minority) interest.

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”. The Statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact of the adoption of Statement 161 on its consolidated financial statements and footnote disclosures.

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

Time Charter Equivalent (“TCE”) allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days, which does not take into account off-hire days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

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

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of January 1, 2003, all vessels had a management fee of $15,000 per month until June 30, 2004. Beginning July 1, 2004, the amount increased to $18,000 monthly, except for chartered-in vessels, where the fee decreased to $12,500 per month. The management agreement has been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels have been increased to $23,000 and, for chartered-in vessels, to $17,000.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $180 per lightweight ton ($300 per lightweight ton from January 1, 2008). In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carrier), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 10 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. There were no impairment losses in the years 2003 to 2007.

As at December 31, 2007, the market value of our fleet (excluding two chartered-in vessels) was approximately $3.0 billion, according to valuations received from an independent and reputable broker. On the basis of these valuations, we determined that no impairment of the carrying value of any vessel, including older vessels, was required.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Financial Analysis

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Year ended December 31, 2007 versus year ended December 31, 2006

Voyage revenues

Revenue from vessels was $500.6 million during the year ended December 31, 2007 compared to $427.7 million during the year ended December 31, 2006, a 17.1% increase primarily resulting from an increase in the number of vessels to an average of 41.7 in 2007 from an average of 33.8 in 2006. The average time charter equivalent rate per vessel achieved for the year 2007 was $29,421 per day compared to $30,154 for the previous year. During the course of 2007, one LNG carrier, two ice-class suezmax tankers, two aframax tankers and four ice-class handysize product carriers were newly-delivered to the Company. Three vessels were sold. The fleet had 96.6% employment compared to 97.4% in the previous year, mainly because dry-docking activity was higher in 2007.

Commissions

Commissions during 2007 amounted to $18.0 million, or 3.6% of revenue from vessels, a similar percentage to the prior year in which commissions totaled $15.4 million.

Voyage expenses

Voyage expenses include all our costs, other than vessel operating expenses and commissions that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $72.1 million during 2007 compared to $69.1 million during the prior year, a 4.4% increase, despite the fact that the total operating days on spot charter and contract of affreightment totaled only 3,526 days in 2007 compared to 5,559 days in 2006. Although voyage expenses are highly dependent on the voyage patterns followed, much of the increase can be explained by the average cost of bunkers (fuel), which accounts for 64% of total voyage expenses in 2007, increasing by over 70% from 2006 to 2007 due to further significant increases in the price of oil during 2007. Port expenses also increased over the prior year.

Charter hire expense

Charter hire expense was $15.3 million for 2007 and $24.5 million for 2006. During 2007 and 2006, two vessels, Cape Baker and Cape Balboa, were time chartered in throughout the entire year, while Olympia was also chartered in throughout 2006 until its re-purchase in January 2007.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $108.4 million during 2007 compared to $76.1 million during 2006, an increase of 42.4% due to the increase in the size of the fleet and an increase of costs.

Operating expenses per ship per day for the fleet increased to $7,669 for 2007 from $6,979 in 2006, a 10% increase. This increase was primarily due to significant increases in crew costs due to pay increases and because of the 10% appreciation of the Euro during 2007 which also primarily affected crew costs. Also, advantage was taken of the dry-dockings of the older VLCCs and other vessels during 2007 to undertake delayed routine repairs and replacements, the costs of which were necessarily expensed as they were not part of the cost of dry-dockings.

Depreciation

Depreciation was $81.6 million during 2007 compared to $59.1 million during 2006, an increase of 38.1%, due to the addition of nine new, mostly high-value vessels offset by the sale of three older vessels, the aframaxes Maria Tsakos and Athens 2004, and the panamax Bregen.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2007, amortization of deferred dry-docking charges was $3.2 million compared to $4.9 million during 2006, a decrease of 33.8%. The decrease was mainly due to the sale of three vessels in 2007 on which there were still balances of unamortized deferred dry-docking charges which were included in determination of gains on sale and because the dry-dockings in 2007 mostly took place in the second half of the year.

Management fees

Management fees are the fixed fees per vessel the Company pays to Tsakos Energy Management Limited under a management agreement between the companies. During 2007, the Company paid to Tsakos Energy Management Limited fixed monthly fees per vessel under the management agreement. The monthly fee during 2007 was $20,000 and in 2006 was $18,000 for all vessels except the chartered-in vessels, where the fee was $15,000 and

$12,500 per month respectively. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. Management fees totaled $9.8 million for 2007 compared to $7.1 million for 2006, an increase of 37.4%, due both to the increase in number of vessels in the fleet and the increase in monthly fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.4 million during 2007 compared to $3.5 million during 2006, an increase of 24.8 % due mainly to increases in audit fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represent the overhead of the Company. On a per vessel basis, daily overhead costs were $930 in 2007 compared to $860 in 2006, mainly due to the increase in audit fees. If the incentive award and staff compensation expense described below are taken into account, the 2007 daily overhead cost per vessel is $ 1,565 compared to $1,162 for 2006.

Management incentive award

In accordance with the management agreement between the Company and Tsakos Energy Management Limited and as approved by the Board of Directors, $4.0 million was paid in April 2008 to Tsakos Energy Management Limited due to the success of the Company during 2007 in achieving a return of 24.2% on opening equity for 2007. In the previous year, an award of $3.5 million was achieved for exceeding a 25% target.

Stock compensation expense

In January 2007, officers and staff of the commercial and technical managers and of the vessels were informed that there would be an issuance of 580,000 restricted share units (RSUs), 50% of which would vest on December 31, 2008 and the remaining 50% on December 31, 2010. These units were issued on March 7, 2007. On June 1, 2006, 20,000 RSUs had been issued to be shared between the non-executive directors. These RSUs vested 100% on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to be shared between the non-executive directors which vest 100% on June 1, 2008. 1,000 RSUs were issued on June 1, 2007 to one non-executive director, vesting immediately. The compensation expense of $5.7 million represents the combined amortization. In 2006, an amount of $0.2 million was amortized and included in General and Administrative expenses. The 2006 amortization has been reclassified to be shown separately as Stock compensation expense.

Amortization of the deferred gain on the sale of vessels.

The Company sold two suezmaxes in a sale and leaseback transaction during 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period to late 2008. The amortization of this gain amounted to $3.2 million for both 2007 and 2006. In the fourth quarter of 2008, both vessels will be re-acquired by the Company in accordance with the related repurchase option which has been recently exercised.

Gain on sale of vessels

During 2007, the Company sold the aframax tankers Maria Tsakos and Athens 2004 to the same buyer for a total of $122.1 million, resulting in a combined gain of $61.8 million, and the panamax Bregen was also sold for $22.9 million resulting in a gain of $6.4 million. Further sundry capital gains amounted to $0.7 million. In 2006, the Company sold three operating tankers for gains totaling $38.0 million.

Operating income

Income from vessel operations was $249.7 million during 2007 versus $205.2 million during 2006, a 21.7% increase.

Gain on sale of shares in subsidiary

During the fourth quarter 2006, the Company sold to FLOPEC of Ecuador 49% of the shares of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca. The sale resulted in recognition of a gain of $25.3 million. There were no sales of shares in subsidiaries during 2007.

Interest and finance costs, net

Interest and finance costs, net were $77.4 million for 2007 compared to $42.5 million for 2006, an 82.1% increase. Loan interest, after the receipt of swap interest, increased to $77.0 million from $54.7 million, a 40.9% increase. Total weighted average bank loans outstanding were approximately $1,365 million for 2007 compared to $933 million for 2006. The average loan financing cost in 2007, considering the impact of swap interest, was 5.60% compared to 5.59% for 2007.

There was a net negative movement of $7.8 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2007 compared to a positive $2.6 million for 2006.

Capitalized interest in 2007 was $8.9 million compared to $12.5 million in the previous year. The decline is due primarily to the decrease in the number of vessels under construction, nine newbuildings being delivered in 2007, leaving only eight to be delivered over the following two years.

Amortization of loan expenses was $0.9 million in 2007 and $1.5 million in 2006. Other loan charges, including commitment fees were $0.6 million in 2007 and $1.4 million in 2006.

Interest and investment income

Interest and investment income derived from bank deposits and investments, including the net positive changes in the market values of the investments and net gains on disposal of investments, was $13.3 million for 2007 as compared to $7.2 million for 2006. The increase is mainly due to the increase in the value of investments and to the increase in the amount of cash balances.

Minority interest

The amount earned by the minority (49%) interest in the shareholding of the subsidiary which owns the owning companies of the vessels Maya and Inca was $3.4 million in 2007 compared to $0.2 million in 2006. The sale of the shares took place in mid-December 2006.

Net income

As a result of the foregoing, net income for 2007 was $183.2 million, or $4.79 per diluted share versus $196.4 million or $5.15 per diluted share for 2006.

Year ended December 31, 2006 versus year ended December 31, 2005

Voyage revenues

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

Voyage expenses

Voyage expenses include all our costs, other than vessel operating expenses and commissions, that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $69.1 million during the year ended December 31, 2006 compared to $36.0 million during the prior year, a 92.0% increase. Although voyage expenses are highly dependent on the voyage patterns followed, much of the increase can be explained by the fact that the total operating days on spot charter and contract of affreightment increased from

3,503 days in 2005 to 5,559 days in 2006. In addition, the cost of bunkers (fuel) which accounts for 68% total voyage expenses in 2006 increased by 26% from 2005 to 2006 due to the significant increase in the price of oil during 2006.

Charter hire expense

Charter hire expense was $24.3 million for 2005 and $24.5 million for 2006, with the same three vessels chartered in throughout the entire year, Olympia, Cape Baker and Cape Balboa.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $76.1 million during 2006 compared to $52.9 million during 2005, an increase of 43.7%. This increase is directly related to the increase in the size of the fleet.

Operating expenses per ship per day for the fleet increased from $6,534 for 2005 to $6,979 for 2006, a 6.8% increase. This increase primarily reflects increases in lubricant prices and insurance premiums.

Depreciation

Depreciation was $59.1 million during 2006 compared to $35.7 million during 2005, an increase of 65.4%, due to the addition of fifteen new, mostly high-value vessels offset by the sale of two small older vessels, Libra and Crux, and the panamax Aztec.

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2006, amortization of deferred dry-docking charges was $4.9 million as compared to $6.6 million during 2005, a decrease of 26.2%. The decrease was partly due to the sale of two vessels in 2006 on which there were still balances of unamortized deferred dry-docking charges which is included in determination of gains on sale and the fact that only two vessels had completed dry-docking during 2006.

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

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.5 million during 2006 compared to $3.6 million during 2005.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represents the overhead of the Company. On a per vessel basis, daily overhead costs decreased from $954 in 2005 to $860 in 2006, mainly due to an increase in professional fees. If the incentive award and stock compensation expense described below are taken into account, the 2006 daily overhead cost is $1,162 compared to $1,217 for 2005.

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

Stock compensation expense

On June 1, 2006, 20,000 RSUs had been issued to be shared between the non-executive directors and vesting 100% on June 1, 2007. An amount of $216 was amortized and was included in General and Administrative expenses.

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

Gain on sale of shares in subsidiary

During the fourth quarter 2006, the Company completed its sale to FLOPEC of Ecuador 49% of the shares of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca. The sale resulted in recognition of a gain of $25.3 million. There were no sales of shares in subsidiaries during 2005.

Interest and finance costs, net

Interest and finance costs, net were $42.5 million for 2006 compared to $11.2 million for 2005, a 277.8% increase. Loan interest increased to $54.7 million from $19.1 million, a 186.4% increase. Total weighted average bank loans outstanding were approximately $933 million for 2006 compared to $416 million for 2005. The average loan financing cost in 2006, considering the impact of swap interest, was 5.59% compared to 4.40% for 2005.

There was a net positive movement of $2.6 million, including reclassification adjustments on undesignated cash flow hedges, in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2006 compared to $3.2 million for 2005. During 2005 a deferred gain on the termination of an interest rate swap of $1.7 million was fully recognized in income on repayment of the related loan.

Capitalized interest in 2006 was $12.5 million compared to $5.3 million in the previous year, due to the additional number of vessels under construction during 2006, as well as the increase in interest rates.

Amortization of loan expenses was $1.5 million in 2006 and $1.0 million in 2005. Other loan charges, including commitment fees were $1.4 million in both 2006 and 2005.

Interest and investment income

Interest and investment income derived from bank deposits and investments, including the net positive changes in the market values of the investments, was $7.2 million for 2006 as compared to $7.4 million for 2005.

Net income

As a result of the foregoing, net income for 2006 was $196.4 million, or $5.15 per diluted share versus $161.8 million or $4.09 per diluted share for 2005, an increase of 25.9% per share.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2010, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our loan covenants.

Working capital (non-restricted net current assets) amounted to approximately $109.9 million at December 31, 2007 compared to $116.7 million at December 31, 2006. Current assets increased from $222.5 million at December 31, 2006 to $276.1 million at December 31, 2007 mainly due to an increase in amounts receivable (trade accounts and insurance claims) and the inclusion of the net book value of the vessel Olympia the sale of which had been agreed in 2007 for delivery at the first mutually convenient point in 2008. There was also an increase in cash balances (including restricted cash) which, as at December 31, 2007, amounted to $188.3 million compared to $178.9 million a year previously. However, current liabilities also increased considerably from $101.4 million to $159.3 million at December 31, 2007 due mainly to increases in the current portion of long-term debt by approximately $21 million and trade payables and accrued loan interest, again related to the significant deliveries of new vessels and associated debt. More significantly, negative valuation on interest rate swaps increased by approximately $25 million as forward interests fell.

Net cash provided by operating activities was $190.6 million during 2007 compared to $215.0 million in the previous year, an 11.1% decrease. Despite increased revenue generated by the increase in fleet size, higher vessel operating expenses due to fleet size and higher costs and increased finance costs eroded much of the cash benefits from operations.

Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2007 on dry-dockings amounted to $9.7 million compared to $4.9 million in 2006. In 2007, dry-docking work was performed on the Silia T., Triathlon, La Prudencia and La Madrina. In 2006, dry-dock work related to special surveys was completed on the Libra, Hesnes and Opal Queen.

Net cash used in investing activities was $375.6 million for the year 2007, compared to $829.3 million for 2006. In 2007, the Company took delivery of and paid the final installments on the LNG carrier Neo Energy, the two ice-class suezmaxes Arctic and Antarctic, the two aframaxes Izumo Princess and Sakura Princess and the four product carriers Aegeas, Andromeda, Byzantion and Bosporos. Total payments, including the cost of upgrading the Vergina II to double-hull, amounted to $421.2 million. Installments amounting to $111.1 million were also paid on the remaining vessels to be delivered, two panamaxes in the first quarter of 2008, two aframaxes in the last quarter of 2008, three further aframaxes in 2009 and the final aframax in early 2010. During 2006, the Company paid $813.2 million to acquire eight vessels, the contracts for the construction of five product carriers and to take delivery of two suezmaxes and two handysize product carrier newbuildings. A further $152.8 million was paid on installments on the vessels still under construction at the end of 2006.

During 2007 the Company entered into contracts to construct another two aframaxes, bringing the total number of vessels on order at December 31, 2007 to eight.

The anticipated payment schedule on these vessels as of December 31, 2007, which is subject to change for delays or advanced work, is as follows (in $ millions):

Contractual Obligations	Prior to 2007	2007	2008	2009	2010	Total
Quarter 1			23.6		42.4
Quarter 2			5.9
Quarter 3			0	60.2
Quarter 4			90.0	90.8
Total Year	57.2	101.1	119.5	151.0	42.4	471.2

In 2007, the Company sold the panamax Bregen and the aframaxes Maria Tsakos and Athens 2004, and net sale proceeds amounted to $142.4 million. Net sale proceeds in 2006 from the sale of the handymax product carriers Libra and Crux, and the panamax Aztec, amounted to $88.7 million. Also, during 2006, the Company sold 49% of the shares of the holding company of the two vessel-owning companies holding the panamax vessels Maya and Inca, for net proceeds of $25.3 million. In 2007, the Company acquired shares in a private U.S. company under development for an amount of $1.0 million and sold existing investments for $15.2 million. In 2006, the Company placed $5.0 million in a structured note, but later sold the same investment and other existing investments for $27.6 million.

Net cash derived from financing activities was $191.9 million in 2007 compared to $643.1 million cash in 2006. Proceeds from new bank loans in 2007 amounted to $342.3 million compared to $992.3 million in the previous year. Prepayments of debt amounted to $59.4 million and scheduled repayments to $26.6 million in 2007 compared to total loan reimbursements of $292.1 million in 2006. During 2007, 20,800 shares were repurchased as part of the share buy-back program at a cost of $1.3 million. During 2006, the Company purchased 143,200 shares at a cost of approximately $5.3 million. All the transactions were open market based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan legislation.

A cash dividend of $0.75 was paid in April 2007 representing the final dividend for the fiscal year 2006 and a $0.825 dividend was paid in October 2007 as the first dividend for the fiscal year 2007. In total, the two dividends amounted to $60 million. A final dividend of $0.90 per share for the fiscal year 2007 has been declared on March 14, 2008, to be paid on April 30, 2008. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount is subject to the discretion of our board of directors and depends, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the sections on Business Overview and Our Fleet we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 5.6 years at March 31, 2008. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel the Company usually pays from its own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

As of December 31, 2007, we were committed to eight newbuilding contracts totaling approximately $468.5 million, of which $158.2 million had been paid by December 31, 2007. Deliveries to date within 2008 include the panamaxes Selecao on February 12 and Socrates on March 14 (final delivery payments $24.3 million, loan drawn $25.3 million).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Usually we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). As of December 31, 2007, we had available unused loan amounts totaling $274.5 million, of which $170.4 million has been arranged to finance the delivery installments of vessels under construction and due in 2008, and the remaining $104.1 million represents undrawn amounts on facilities arranged for the financing of vessels delivered prior to December 31, 2007.

Summary of Loan Movements Throughout 2007 (in $ millions):

Loan	Vessel	Balance at January 1, 2007	New Loans	Repaid	Balance at December 31, 2007
12-year term loan	Opal Queen	22.7	0	1.8	20.9
Credit facility	La Madrina, Hesnes, Vergina II, Victory III, Sakura Princess	162.2	41.8	67.2	136.8
Credit facility	Silia T, Andes, Didimon, Antares, Izumo Princess, Aegeas.	142.4	56.3	0	198.7
Credit facility	Millennium, Parthenon, Marathon, Triathlon, Eurochampion 2004, Euronike	234.8	0	0	234.8
Credit facility	Archangel, Alaska, Arctic, Antarctic	73.6	70.8	7.6	136.8
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	80.7	43.5	2.7	121.5
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	327.3	0	0	327.3
10-year term loan	Arion	25.0	0	1.6	23.4
Credit facility	Maya, Inca	65.0	0	4.4	60.6
10-year term loan	Andromeda	0	25.0	0.8	24.2
Credit facility	Neo Energy	0	104.9	0	104.9

Total		1,133.7	342.3	86.1	1,389.9

As a result of such financing activities, long-term debt increased in 2007 by a net amount of $256.2 million, compared to a net increase of $700.1 million in 2006. The average debt to capital ratio was 61.9% by December 31, 2007 or, in net terms, 58.6%. In terms of liabilities against assets at fair value, our leverage at December 31, 2007, was 38.7%, well below the loan covenant maximum of 70%. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 61 % of the outstanding debt, and further coverage is being arranged with major banks.

Off-Balance Sheet Arrangements

None.

Long-term Contractual Obligations as of December 31, 2007 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2008)	1-3 years (2009-2010)	3-5 years (2011-2012)	More than 5 years (After January 1, 2013)
Long-Term Debt Obligations (excluding interest)[1]	1,389.9	44.4	174.2	190.2	981.1

Operating Lease Obligations	13.9	13.9	0	0	0

Purchase Obligations (newbuildings)[2]	312.9	119.5	193.4	0	0

Management Fees (based on existing fleet plus contracted future deliveries as at December 31, 2007)	126.2	12.9	26.5	26.9	59.9

Total	1,842.9	190.7	394.1	217.1	1,040.0

[1]

Estimates of interest payments are not included in the above table. The majority of loans bear interest rates at LIBOR plus a margin within the range of 50 to 100 basis points as at December 31, 2007, with the exception of loans amounting to $116.6 million which bear fixed interest at 5.19%. Also, the table does not include an additional $24.3 million indebtedness incurred in 2008.

[2]	The above table does not include options to purchase the Cape Baker and Cape Balboa which were exercised in 2008.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2008, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	75	Chairman of the Board	1994
Nikolas P. Tsakos	44	President and Chief Executive Officer	1993
Michael G. Jolliffe	58	Deputy Chairman of the Board	1993
George V. Saroglou	43	Chief Operating Officer, Director	2001
Paul Durham	57	Chief Financial Officer	—
Vladimir Jadro	62	Chief Marine Officer	—
Torben Janholt	61	Director	2002
Peter Nicholson	74	Director	1993
Francis T. Nusspickel	67	Director	2004
William O’Neil	80	Director	2004
Aristides A.N. Patrinos	60	Director	2006

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

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Additionally, Mr. Jolliffe has been the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains since 2002. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc, a shipping company whose common stock is listed on the Nasdaq Global Select Market.

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

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983.

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including: operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard in charge of machinery repairs, dry-dockings and steel renewals. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer.

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

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

WILLIAM O’ NEIL

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is a past President of the Institute of Chartered Shipbrokers and is President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a civil engineer graduate of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

ARISTIDES A.N. PATRINOS

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics from the U.S. Department of Energy’s Office of Science. There he served as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

Corporate Governance

Board of Directors

The Company’s business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and the Company’s Memorandum of Association and Bye-laws. Members of the Board are kept informed of the Company’s business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of the Company’s management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2007 we had nine members on our Board. Under the Company’s Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-

laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2007, the full Board held three meetings. With the exception of two absences by Dr. Patrinos, and one absence by Mr. Nicholson, each director attended all of the meetings of the Board. Also, with the exception of one absence each by Dr. Patrinos, Mr. Janholt and Mr. Nicholson from the Corporate Governance, Nominating and Compensation Committee meeting and Mr. Nicholson from one Audit Committee meeting, each director attended all the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Mr. Nikolas P. Tsakos and Mr. George V. Saroglou) the Board believes that none of the other directors (Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Patrinos and Stavropoulos) currently have a material relationship with the Company directly or indirectly that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the New York Stock Exchange (the “NYSE”) listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective New York Stock Exchange independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2007 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2008. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

The Company has adopted a number of key documents that are the foundation of its corporate governance, including:

•	a Code of Business Conduct and Ethics for Directors, Officers and Employees;

•	a Corporate Governance, Nominating and Compensation Committee Charter; and

•	an Audit Committee Charter.

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

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee.

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and annually adopted by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2007 including one by conference call. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•

reviewing the Company’s relationship with external auditors, including the consideration of audit fees which should be paid as well as any other fees which are payable to auditors in respect of non-audit activities, discussions with the external auditors concerning such issues as compliance with accounting standards and any proposals which the external auditors have made vis-à-vis the Company’s accounting standards;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection; and

•	overseeing general compliance with related regulatory requirements.

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Janholt, Jolliffe, Nicholson, Nusspickel, O’Neil, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	insuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2007, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

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

Operational and Environmental R&D Committee

The Operational and Environmental R&D Committee was established at the Board of Directors meeting of May 31, 2007. The members of the committee are Messrs. O’Neil, Nusspickel and Patrinos. It also includes the Deputy Chairman of our technical manager, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Dr. Patrinos is Chairman of the Operational and Environmental R&D Committee. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2007, the aggregate cash compensation of all of the members of the Board was $455,000 as per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $17,500

•	Service on the Capital Markets Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $30,000

At the Board of Directors meeting of September 21-22, 2007, it was proposed that an annual fee of $10,000 be paid directly to all directors and members sitting on the Operational and Environmental R&D Committee.

Management Compensation

Our senior managers receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from the Company pursuant to the Management Agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management fees we paid for the fiscal year ended December 31, 2007.

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the awards of share options and restricted shares as discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. An award scale for 2006, ranging from R.O.E. greater than 15% corresponding to an award amount of $1.25 million ($1.0 million in 2004 and 2005) up to R.O.E. greater than 25% with an award amount of $3.5 million ($2.5 million in 2004 and 2005). For 2006, 2005 incentive awards of $3.5 million and $2.5 million respectively were approved by the Board of Directors and are expensed and recognized in accrued liabilities in the Company’s December 31, 2006 and 2005 Consolidated Balance Sheets.

In September 2006, the Corporate Governance, Nominating and Compensation Committee established the incentive award scale, for fiscal 2007, as follows:

R.O.E	Amount of award
15.0%	$1.50 million
17.5%	$2.25 million
20.0%	$3.00 million
22.5%	$3.75 million
25.0%	$4.50 million

For the operations of 2007, Tsakos Energy Management has earned an award of $4.0 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2007 award was approved by the Company’s Board of Directors on March 14, 2008.

In September, 2007, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2008, as follows:

R.O.E	Amount of award
15.0%	$2.50 million
17.5%	$3.25 million
20%	$4.00 million
22.5%	$4.75 million
25%	$5.50 million

Employees

Tsakos Energy Navigation Ltd. has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bare-boat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies, with the exception of the companies owning the two chartered-in vessels, are subsidiaries of Tsakos Energy Navigation Ltd. Approximately 840 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2007.

Share ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock compensation plan

We currently have one stock compensation plan, the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of our vessels, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our technical manager, Tsakos Shipping.

The purpose of the 2004 Plan is to provide a means to attract, retain motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of our vessels and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2004 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2004 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2004 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same.

The 2004 Incentive Plan authorizes the issuance of up to 1,000,000 shares in the form of grants or options. In June 2006, the Company granted a total of 20,000 shares of restricted share units (“RSUs”) to the non-executive directors that vested on June 1, 2007. The fair market value of the Company’s restricted shares at the date of the award was $18.44 per share. Accordingly, an amount of $369,000 is being amortized to compensation expense over one year. In March 2007, 580,000 RSUs related to the 2004 Plan were granted to officers of the Company and to officers of our vessels as well as employees of our manager and technical manager. These RSUs are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007 to vest after one year and 1,000 RSUs were issued to a non-executive director in June 2007 vesting immediately. Of the 605,650 RSUs awarded in 2007 and 2006, 21,000 had been vested and none forfeited as of December 31, 2007. As of December 31, 2007, the weighted average remaining contractual life of outstanding grants is 2.0 years. Total compensation expense recognized for the year ended December 31, 2007 was $5.7 million and for the year ended December 31, 2006, $0.2 million.

On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

During 2006, a previous stock compensation plan, the 1998 plan, ceased. The purpose of the 1998 Plan also was to provide incentives to those people who were capable of influencing the development, or contributing to the success, of our business. The maximum of 900,000 common shares were issued as options under the 1998 Plan to a total of 163 persons, consisting of directors and officers of the Company, and directors, officers and employees of Tsakos Energy Management and Tsakos Shipping. In August 2001, all outstanding stock options under the 1998 Plan were vested. During 2003, holders of options to acquire an aggregate of 538,000 common shares at $5 per share exercised the options held by them. During 2005, holders of options to acquire an aggregate of nil common shares (36,000 common shares in 2004) at $5 per share and 36,898 common shares (261,826 common shares in 2004) at $6 per share exercised the options held by them. During 2006, holders of 9,752 common shares (36,898 common shares in 2005) at $6 per share exercised the options held by them.

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

To help minimize any conflict between our interests and the interests of other companies affiliated with the Tsakos family and the owners of other vessels managed by such companies if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients.

Management affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. At December 31, 2007, outstanding advances to Tsakos Shipping and Trading amounted to $1.0 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $9.8 million and supervisory fees of $1.8 million relating to the construction of our vessels in 2007.

Based on the results of operations for 2007, Tsakos Energy Management has earned an incentive award of $4.0 million, which will be distributed to senior and other personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return on equity of 24.2%.

Management agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8 , 2007 and has a term of ten years from the effective date of January 1, 2007. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•

a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2007 would have resulted in a payment of approximately $117 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. From July, 2004, the fee payable on owned operating vessels was $18,000 per month, and the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for the LNG carrier under construction where the fee is $18,000. The management agreement was amended on March 8,2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bare-boat basis, effective January 1, 2007. Per the same management agreement, effective from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels have been increased accordingly to $23,000 and, for chartered-in vessels to $17,000.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $6.1 million in 2007.

Captive insurance policies

We pay Argosy Insurance Company premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $9.3 million in 2007.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We were charged by AirMania an aggregate amount of $1.6 million in 2007.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 11, 2008 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. For the purposes of this table, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days of April 11, 2008 are considered as beneficially owned by the person holding those options, grants or warrants or rights. The applicable percentage of ownership of each shareholder is based on 37,793,542 Common Shares outstanding on April 11, 2008. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)
Redmont Trading Corp.(1)	2,247,312	5.9%
First Tsakos Investments Inc.(1)
Kelley Enterprises Inc.(1)	4,560,824	12.1%
Marsland Holdings Limited(1)	2,771,068	7.3%
Sea Consolidation S.A. of Panama(2)	3,952,232	10.5%
Renaissance Technologies LLC(3)	2,059,800	5.5%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(3)	229,660	*	1,000	A
Nikolas P. Tsakos(5)	32,000	*	80,000	B
Michael G. Jolliffe	20,800	*	800	A
George V. Saroglou	4,000	*	22,000	B
Paul Durham	16,000	*	22,000	B
Torben Janholt	2,400	*	400	A
Peter C. Nicholson	30,300	*	800	A
Francis T. Nusspickel	6,350	*	850	A
William A. O’Neil	2,400	*	400	A
Aristides A.N. Patrinos, Ph.D.	2,400	*	400	A
Vladimir Jadro	—		6,000	B
All officers and directors as a group (11 persons)(5)	346,310	*	134,650

*	Less than 1% of the Common Shares outstanding.

Grant Vesting Dates

A – 100% of the RSUs vest at June 1, 2008. Included in the number of shares beneficially owned as they vest within 60 days of April 11, 2008.

B – 50% vest on December 31, 2008 and the remaining 50% vest on December 31, 2010. Not included in the number of shares beneficially owned.

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley and Marsland. Tsakos Holdings Foundation is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the Common Shares reported by Kelley, Marsland and Redmont. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella Piraeus, Greece.
(2)	Sea Consolidation S.A. of Panama is controlled by members of the Tsakos family.
(3)	The amount of shares is based upon a Schedule 13G filed with the SEC on February 13, 2008, reporting beneficial ownership as of December 31, 2007. According to the filing, each of Renaissance Technologies LLC (“Renaissance”) and James H. Simons, control person of Renaissance, has sole voting power over 1,826,084 shares and sole dispositive power over 2,059,800 shares. The business address of Renaissance and Mr. Simons is 800 Third Avenue, New York, New York 10022.

(4)	Includes 1,000 RSUs that will vest on June 1, 2008 and 20,000 shares held in trusts for children (Mr. Stavropoulos’ spouse is trustee and has voting rights for these shares). In addition, 8,610 shares are held directly by his children. Mr. Stavropoulos has no economic interest in these 28,610 shares. Additionally, his two siblings and an in-law collectively own 8,050 shares. Mr. Stavropoulos has no economic interest in these 8,050 shares.
(5)	Does not include shares owned by the Tsakos Holdings Foundation, Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp. or Sea Consolidation S.A. of Panama.

As of April 11, 2008, we had 41 shareholders of record. 31 of the shareholders of record were located in the United States and held in the aggregate 37,713,542 common shares representing approximately 99.8% of our outstanding common shares. However, the 31 United States shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 37,612,180 common shares. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.” The following table shows the high and low closing prices for our common shares during the indicated periods, all prices have been adjusted to take account of the two-for-one share split which became effective on November 14, 2007.

	High	Low
2003 (Annual)	$9.63	$5.67
2003
First Quarter	$7.58	$6.00
Second Quarter	$7.25	$5.67
Third Quarter	$7.54	$6.48
Fourth Quarter	$9.63	$7.10

2004 (Annual)	$21.71	$9.29
2004
First Quarter	$16.24	$9.29
Second Quarter	$17.23	$12.13
Third Quarter	$17.80	$13.38
Fourth Quarter	$21.71	$17.30

2005 (Annual)	$22.94	$16.13
2005
First Quarter	$22.02	$16.15
Second Quarter	$22.94	$18.38
Third Quarter	$21.00	$17.79
Fourth Quarter	$19.72	$16.13

2006 (Annual)	$24.83	$17.01
2006
First Quarter	$20.17	$17.66
Second Quarter	$20.84	$17.01
Third Quarter	$24.83	$20.48
Fourth Quarter	$23.14	$21.28

2007 (Annual)	$38.90	$22.00
2007
First Quarter	$26.00	$22.00
Second Quarter	$35.27	$25.89
Third Quarter	$37.36	$31.70
Fourth Quarter	$38.90	$32.99
November	$36.46	$32.99
December	$38.90	$35.48
2008
First Quarter	$38.40	$29.43
January	$38.40	$29.52
February	$35.74	$32.72
March	$33.06	$29.43
Second Quarter
April	$32.57	$30.36
May 1 to May 7	$34.40	$33.49

Source: Bloomberg

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares between March 6, 2002 and December 31, 2007, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on March 6, 2002. Past performance is not necessarily an indicator of future results.

Source: Zacks Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of December 31, 2007 there were 38,059,142 outstanding common shares. On November 14, 2007, there was a 2-for-1 split of our common shares, effected as a share dividend.

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

Material Contracts

See description of Management Agreement under Item 4. “Information on the Company—Management Contract—Executive and Commercial Management.” Such description is not intended to be complete and reference is made to the contract itself, which is an exhibit to this Annual Report on Form 20-F.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2008 is $9,815. In the opinion of Mello Jones & Martin, under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments made on the common shares.

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

We have not established that we will be able to demonstrate that we satisfied the qualified ownership test for 2007 or any prior taxable year. We do not believe that we satisfied the publicly traded test for any taxable year prior to 2002. For 2002 through 2005, although it is unclear what requirements needed to be met in order to satisfy the publicly traded test, we have taken the position that we satisfied the publicly traded test, as during those years (i) the aggregate number of our common shares traded on the New York Stock Exchange exceeded the aggregated number of our common shares traded on established securities markets in Norway or any other single foreign country and (ii) we believe that during those years our common shares were regularly quoted by one or more dealers that made a market in our shares. It is possible that the Internal Revenue Service could disagree with our position.

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

We believe that we satisfied the requirements described above for 2006 and have satisfied or will satisfy such requirements for subsequent taxable years. However, under Treasury regulations in effect for 2006 and subsequent years, even if we satisfy the requirements described above, we will not satisfy the publicly traded test for any year in which we have only common shares outstanding if, for more than half of the number of days during the taxable year, one or more persons that own, actually or under applicable constructive ownership rules, five percent or more of our common shares (“five percent shareholders”) own, in the aggregate, 50 percent or more of our common shares (the “closely-held exception”), unless we can establish, in accordance with documentation procedures set forth in the regulations, that individuals resident in qualified foreign countries (“qualified shareholders”) own, directly or under applicable constructive ownership rules, enough of our common shares taken into account in determining whether the closely-held exception applies to preclude non-qualified shareholders in the closely-held block of shares from owning 50 percent or more of our common shares for more than half the days of the taxable year. There can be no assurance that our shareholders will be qualified shareholders or will provide us with the documentation required to avoid the application of the closely-held exception under these rules. For purposes of determining the application of the closely-held exception, certain related shareholders are treated as a single shareholder and investment companies registered under the Investment Company Act of 1940, as amended, are not treated as five percent shareholders.

In determining whether our shares are closely-held for purposes of the closely-held exception, we generally may rely upon certain filings with the United States Securities Exchange Commission to identify our five percent shareholders. Based upon current filings, we believe that our common shares are not currently closely-held for purposes of the closely-held exception. There can be no assurance, however, that the ownership of our common shares will not change in such a way that we would need to comply with the documentation procedures set forth in the Section 883 regulations in order to establish that the closely-held exception did not apply to us. In such circumstances, however, it is possible that we may be unable to demonstrate that the closely held exception does not apply to us, as our shareholders may not comply with documentation requirements or we may not have sufficient qualified shareholders to satisfy the requirements for avoiding application of the closely-held exception. Accordingly, there can be no assurance that we will qualify for the reciprocal exemption.

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

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2011 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2011), investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

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

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. This income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS may disagree with the conclusion that time and voyage charters do not give rise to passive income for purposes of the PFIC income test. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our most recent taxable year or for any subsequent taxable year.

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

Other PFIC Elections. Under recently issued regulations, if a United States holder held our stock during a period when we were treated as a PFIC but the United States holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States holder makes a deemed sale election, the United States holder will be treated, for purposes of applying the rules described above under the heading “Consequences of PFIC Status”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may inspect and copy our public filings without charge at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may obtain copies of all or any part of such materials from the SEC upon payment of prescribed fees. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a web site maintained by the SEC at http://www.sec.gov. In addition, material filed by Tsakos Energy Navigation can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2008 we have $615 million in effective hedging swaps and a further $241 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $7.5 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $7.5 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2007, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2007	Expected Maturities (1)
		2008	2009	2010	2011	2012	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	116.6	10.6	10.6	10.6	10.6	10.6	63.6
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%

Variable Rate Debt (2)	1,273.3	33.8	71.1	82.0	84.5	84.5	917.4
Weighted Average Interest Rate	5.52%	4.88%	3.95%	4.72%	5.12%	5.40%	5.90%
	1,389.9	44.4	81.7	92.6	95.1	95.1	981.0
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed
Notional Amount at December 31, 2007	477.8	19.8	24.6	24.6	29.6	363.9	15.3
Adjustment for early termination up to March 31, 2008	(22.6)	(1.5)	(1.5)	(1.5)	(1.4)	(1.4)	(15.3)
Notional Amount adjusted	455.2	18.3	23.1	23.1	28.2	362.5	—
Average Pay Rate	5.17%	5.21%	5.22%	5.22%	5.22%	5.22%	—
Average Receive Rate	5.11%	3.90%	3.38%	4.12%	4.49%	4.49%	—

Cap and Floor Options
Notional Amount	459.3	116.5	62.4	16.9	95.4	22.7	145.4
Adjustment for early termination up to March 31, 2008	(57.4)	(5.1)	(52.3)	—	—	—	—

	Balance as of Dec. 31, 2007	Expected Maturities (1)
		2008	2009	2010	2011	2012	Thereafter
	(In millions of U.S. dollars, except percentages)
Notional Amount adjusted	401.9	111.4	10.1	16.9	95.4	22.7	145.4
Average Pay Rate (2)	4.42%	4.61%	4.63%	4.71%	4.69%	4.77%	4.88%
Average Receive Rate	5.34%	3.91%	3.35%	4.12%	4.49%	4.74%	5.06%
	937.1	136.3	87.0	41.5	125.0	386.6	160.7

(1)	These are the expected maturities based on the balances as of December 31, 2007. Note that four interest rate swaps with notional amounts totaling $80.0 million at December 31, 2007 were terminated prior to maturity in March 2008 for a net loss of $0.09 million. The notional amounts at December 31, 2007 have been adjusted to reflect the early termination. Furthermore, the interest rate effect of these terminated swaps has been excluded from the Average Pay and Receive Rates in the above table.
(2)	Interest Payments on US Dollar—denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

During 2007, the Company had two swap arrangements in progress whereby it pays to the counterparty a fixed price of $267 per metric ton (MT) for a notional 1,000 MT of fuel oil for each of three months and $233 per metric ton for a notional amount of 2,000MT of fuel oil for each of two months, and received from the counterparty a floating price dependent on a monthly arithmetical average of daily market prices provided by Platts, a leading provider of energy information. As at December 31, 2007, there were no outstanding contracts.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2007, approximately 20% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. To date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had significant risk exposure to foreign currency fluctuations.

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

A. Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including our chief executive officer and chief financial officer and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established within Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2007, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2007, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6, each qualifies as an audit committee financial expert as defined under current SEC regulations and each is independent in accordance with the rules of the SEC and listing standards of the New York Stock Exchange.

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

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2007, 2006, and 2005.

The chart below sets forth the total amount billed for the Ernst & Young services performed in 2007 and 2006 and breaks down these amounts by the category of service (in Euros).

	2005	2006	2007
Audit fees	€218,400	€549,880	€525,510
Audit-Related fees	11,400	37,300	—
Tax fees	13,600	12,800	17,588
All other fees	—	—
Total fees	€243,440	€599,980	€543,098

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2006 and 2007 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters and including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2005, 2006 and 2007 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2005, 2006 and 2007 respectively. None of the declarations indicated a tax liability.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2005, 2006 and 2007.

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

During 2005, three share buy-back programs were announced with an authorized amount of $68.5 million in total. As set forth below, the Company purchased 41,600 shares in 2007 and 286,400 shares in 2006, in the open market in a buy-back program at a cost of approximately $1.3 million in 2007 and $5.3 million in 2006. The transactions were open market-based through the New York Stock Exchange with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with the Company’s bye-laws and Bermudan law.

Share amounts and share prices have been adjusted for our two-for-one share split which became effective on November 14, 2007.

The shares listed below represent the only shares repurchased by the Company in 2006.

Common Shares Repurchased by the Company

(per month in 2006)

Month	Number of Shares	Average Price
January	116,000	$17.98
February	101,000	18.14
May	17,000	18.28
June	28,400	17.83
October	24,000	21.81
Total	286,400	$18.36

The shares listed below represent the only shares repurchased by the Company in 2007.

Common Shares Repurchased by the Company

(per month in 2007)

Month	Number of Shares	Average Price
August	19,800	$31.99
September	21,800	32.37
Total	41,600	$32.17

We repurchased a total of 265,600 shares during the first quarter of 2008 at an average price of $31.10 per share.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-26 included herein.

Item 19.	Exhibits

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited*

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

8	List of subsidiaries of Tsakos Energy Navigation Limited

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.

**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	May 9, 2008

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 18, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 18, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated April 18, 2008 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS ACCOUNTANTS S.A.

Athens, Greece

April 18, 2008

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2007 and DECEMBER 31, 2006

(Expressed in thousands of U.S. Dollars - except share data)

	2007	2006
ASSETS
CURRENT ASSETS:

Cash and cash equivalents	$181,447	$174,567
Restricted cash	6,889	4,347
Accounts receivable, net	23,411	15,425
Insurance claims	13,120	1,865
Due from related companies (Note 2)	972	—
Advances and other	5,359	5,480
Vessel held for sale	27,535	—
Inventories	12,099	8,431
Prepaid insurance and other	4,030	3,020
Financial instruments-Fair value (Note 9)	1,191	9,358

Total current assets	276,053	222,493

INVESTMENTS (Note 3)	1,000	14,045
FIXED ASSETS (Notes 2b, 4 and 8)
Advances for vessels under construction	169,739	261,242

Vessels	2,127,704	1,649,928
Accumulated depreciation	(227,521)	(191,281)

Vessels’ Net Book Value	1,900,183	1,458,647

Total fixed assets	2,069,922	1,719,889

DEFERRED CHARGES, net (Note 5)	15,801	13,448

Total assets	$2,362,776	$1,969,875

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$44,363	$23,117
Payables	34,871	22,255
Due to related companies (Note 2)	2,428	2,414
Accrued liabilities	17,275	18,218
Accrued bank interest	16,952	13,705
Unearned revenue	11,939	12,075
Deferred income, current portion (Note 7)	2,626	5,821
Financial instruments - Fair value (Note 9)	28,811	3,825

Total current liabilities	159,265	101,430

LONG-TERM DEBT, net of current portion (Note 6)	1,345,580	1,110,544

DEFERRED INCOME, net of current portion (Note 7)	—	2,626

MINORITY INTEREST (Note 12)	3,391	2
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 38,059,142 and 38,079,742 issued and outstanding at December 31, 2007 and December 31, 2006, respectively	38,059	19,040
Additional paid-in capital	273,036	267,430
Accumulated other comprehensive income / (loss)	(23,775)	4,718
Retained earnings	567,220	464,085

Total stockholders’ equity	854,540	755,273

Total liabilities and stockholders’ equity	$2,362,776	$1,969,875

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2007	2006	2005
VOYAGE REVENUES:	$500,617	$427,654	$295,623

EXPENSES:
Commissions	17,976	15,441	11,604
Voyage expenses	72,075	69,065	35,970
Charter hire expense	15,330	24,461	24,317
Vessel operating expenses	108,356	76,095	52,945
Depreciation	81,567	59,058	35,697
Amortization of deferred dry-docking costs	3,217	4,857	6,583
Provision for doubtful receivables	—	—	40

Management fees (Note 2)	9,763	7,103	5,460
General and administrative expenses	4,382	3,510	3,631
Management incentive award (Note 2)	4,000	3,500	2,500
Stock compensation expense (Note 10)	5,670	216	—
Foreign currency losses/(gains)	691	279	(181)
Amortization of deferred gain on sale of vessels (Note 7)	(3,168)	(3,168)	(3,168)
Gain on sale of vessels (Note 8)	(68,944)	(38,009)	(34,540)

Total expenses	250,915	222,408	140,858

Operating income	249,702	205,246	154,765

OTHER INCOME (EXPENSES):
Gain on sale of non-operating vessels (Note 8)	—	—	10,765
Gain on sale of shares in subsidiary (Note 12)	—	25,323	—
Interest and finance costs, net (Note 9)	(77,382)	(42,486)	(11,247)
Interest and investment income	13,316	7,164	7,360
Other, net	924	1,159	112

Total other income (expenses), net	(63,142)	(8,840)	6,990

MINORITY INTEREST	(3,389)	(2)	—

Net Income	$183,171	$196,404	$161,755

Earnings per share, basic (Note 11)	$4.81	$5.15	$4.09

Earnings per share, diluted (Note 11)	$4.79	$5.15	$4.09

Weighted average number of shares, basic	38,075,859	38,127,692	39,544,540

Weighted average number of shares, diluted	38,234,079	38,141,052	39,573,692

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)		Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stock- Holders’ Equity
BALANCE, December 31, 2004	$		$20,176	$282,451	$1,136	$215,758	$519,521
Net income		161,755				161,755	161,755
- Exercise of stock options (Note 10)			18	203			221
- Repurchase and cancellation of common stock (2,033,580 shares)			(1,017)	(13,417)		(23,322)	(37,756)
- Cash dividends declared and paid ($0.975 per share)						(38,486)	(38,486)
- Fair value of financial instruments		4,265			4,265		4,265
- Reclassification of gains on undesignated cash flow hedges (Note 9)		(2,334)			(2,334)		(2,334)

Comprehensive income		$163,686

BALANCE, December 31, 2005			$19,177	269,237	$3,067	$315,705	$607,186

Net income		196,404				196,404	196,404
- Exercise of stock options (Note 10)			6	65			71
- Repurchase and cancellation of common stock (286,400 shares)			(143)	(1,872)		(3,246)	(5,261)
- Cash dividends declared and paid ($1.175 per share)						(44,778)	(44,778)
- Fair value of financial instruments		3,666			3,666		3,666
- Fair value of investments (Note 3)		3,072			3,072		3,072
- Reclassification of gains on undesignated cash flow hedges (Note 9)		(5,087)			(5,087)		(5,087)

Comprehensive income		$198,055

BALANCE, December 31, 2006			$19,040	$267,430	$4,718	$464,085	$755,273

Net income		183,171				183,171	183,171
- Repurchase and cancellation of common stock (41,600 shares)			(21)	(270)		(1,047)	(1,338)
- Issuance of 21,000 shares of restricted share units (Note 10)			10	(10)			—
- Cash dividends declared and paid ($1.575 per share)						(59,959)	(59,959)
- Two-for-one stock split (Note 10)			19,030			(19,030)	—
- Fair value of financial instruments		(25,421)			(25,421)		(25,421)
- Fair value of investments		953			953		953
- Reclassification upon sale of investments		(4,025)			(4,025)		(4,025)
- Amortization of restricted share units (Note 10)				5,886			5,886

Comprehensive income		$154,678

BALANCE, December 31, 2007			$38,059	$273,036	$(23,775)	$567,220	$854,540

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars)

	2007	2006	2005
Cash Flows from Operating Activities:
Net income	$183,171	$196,404	$161,755
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	81,567	59,058	35,697
Amortization of deferred dry-docking costs	3,217	4,857	6,583
Amortization of loan fees	921	1,495	1,034
Amortization of deferred income	(3,168)	(3,168)	(4,842)
Amortization of restricted share units	5,670	216	—
Change in fair value of derivative instruments	7,733	556	(2,584)
Change in fair value of investments	—	(4,018)	(2,122)
Gain on sale of vessels	(68,944)	(38,009)	(45,305)
Gain on sale of shares in subsidiary	—	(25,323)	—
Minority interest	3,389	2	—
Gain on sale of investments	(4,230)	(561)	—
Payments for dry-docking	(9,691)	(4,903)	(9,279)
(Increase) Decrease in:
Receivables	(20,092)	(12)	7,731
Inventories	(3,668)	(3,025)	(1,347)
Prepaid insurance and other	(1,010)	(657)	(16)
Increase (Decrease) in:
Payables	12,630	9,253	(3,632)
Accrued liabilities	3,252	16,090	4,333
Unearned revenue	(136)	6,743	(1,103)

Net Cash provided by Operating Activities	190,611	214,998	146,903

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(111,090)	(152,767)	(70,705)
Vessel acquisitions and/or improvements	(421,187)	(813,243)	(175,429)
Investments	(1,000)	(4,992)	(19,999)
Proceeds from sale of investments	15,203	27,647	—
Proceeds from sale of shares in subsidiary	—	25,323	—
Proceeds from sale of vessels	142,433	88,706	157,164

Net Cash used in Investing Activities	(375,641)	(829,326)	(108,969)

Cash Flows from Financing Activities:
Proceeds from long-term debt	342,345	992,282	330,685
Financing costs	(533)	(2,972)	(2,603)
Payments of long-term debt	(86,063)	(292,140)	(262,330)
Proceeds from exercise of stock options	—	71	221
(Increase)/decrease in restricted cash	(2,542)	(4,076)	1,182
Repurchase and cancellation of common stock	(1,338)	(5,261)	(37,756)
Cash dividend	(59,959)	(44,778)	(38,486)

Net Cash provided by/(used in) Financing Activities	191,910	643,126	(9,087)

Net increase in cash and cash equivalents	6,880	28,798	28,847
Cash and cash equivalents at beginning of year	174,567	145,769	116,922

Cash and cash equivalents at end of year	$181,447	$174,567	$145,769

Interest paid
Cash paid for interest, net of amounts capitalized	$64,834	$33,964	$10,917

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

Certain amounts previously reported have been reclassified to conform to the current year’s presentation.

The Company has effected a two-for-one stock split paid November 14, 2007 to the stockholders of record at the close of business on November 9, 2007. All share and per share amounts disclosed in the Financial Statements give effect to this stock split retroactively.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturity of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts ($270 as of December 31, 2007 and 2006, respectively). Revenue earned but not yet billed amounted to $9,775 and $6,710 as of December 31, 2007 and 2006, respectively.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(g)	Investments: All investments with original maturities greater than three months and with maturities less than one year from the balance sheet date are considered short-term investments. Investments with maturities greater than one year from the balance sheet date are considered long-term investments. For investments for which the embedded derivative can be bifurcated from the host contract, changes in the fair value of the non-derivative instrument are reported in Accumulated other comprehensive income, while changes in the fair value of the derivative instrument are reported in Interest and investment income. For investments for which the embedded derivative cannot be bifurcated, changes in the fair value of the entire investment are reported in Interest and investment income.

(h)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. Impairment for a vessel is recognized when the estimate of future undiscounted cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset. No impairment loss was recorded in 2007, 2006 and 2005.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs incurred during the dry-docking period relating to routine repairs and maintenance are expensed. The unamortized portion of special survey and dry-docking costs for vessels that are sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end which relates to revenue applicable to periods after the year-end. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

Voyage revenues for 2007, 2006 and 2005, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2007	2006	2005
A	16%	13%	16%
B	12%	Under 10%	11%
C	11%	Under 10%	11%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in current earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in current earnings.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(n)	Derivative Financial Instrument (continued):

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

(o)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term.

(p)	Stock Based Compensation: The Company has a share based incentive plan and, until July 2006, a stock option plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. The Company applies the fair-value-based method of accounting for share-based payments in accordance with FASB Statement 123(R). The Company adopted FASB Statement 123(R) under the modified prospective transition method on January 1, 2006. Adoption of FASB Statement 123(R) did not have any impact on the Company’s earnings and financial position because the Company had previously adopted FASB Statement 123. The Company recognized compensation expense for the grants of shares of restricted stock awarded in 2007 and 2006. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period in accordance with EITF 96-18 (See Note 10).

(q)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144 “Accounting for the Impairment or the Disposal of Long-Lived Assets”, when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii) the asset (disposal group) is immediately available for sale on an “as is” basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements:

In September 2006, the FASB issued FASB Statement No. 157 “Fair Value Measurements”. The Statement provides guidance for using fair value to measure assets and liabilities. The Statement also responds to investors’ requests for expanded information about the extent to which, companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The Statement applies whenever other Statements require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. Under the Statement, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. This Statement clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the Statement establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Under the Statement fair value measurements would be separately disclosed by level within the fair value hierarchy. It is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company will adopt this pronouncement beginning in fiscal year 2008. The Company does not believe that the adoption of Statement 157 will have a material impact on its earnings and financial position.

In February 2008, the FASB issued Staff Position FASB 157-1 which amends SFAS No. 157 to exclude SFAS No. 13 “Accounting for Leases” and other accounting pronouncements that address fair value measurements for purposes of lease classification or measurement under Statement 13. This scope exception does not apply to assets and liabilities assumed in a business combination that are required to be measured at fair value under SFAS No. 141, “Business Combinations”, or No. 141(R) “Business Combinations”, regardless of whether those assets or liabilities are related to leases. In addition, in February 2008, the FASB issued Staff Position FASB 157-2 which delays the effective date of SFAS No. 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay is intended to allow the Board and constituents additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS No. 157. FASB Staff Position 157-2 defers the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within its scope. The Company does not believe that the adoption of Statement 157 for non-financial assets and non-financial liabilities will have a material impact on its earnings and financial position.

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

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements (continued):

and disclosure requirements designed to facilitate comparisons between entities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. It is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe that the adoption of Statement 159 will have a material impact on its earnings and financial position.

On December 4, 2007, the FASB issued Statement 141(R), “Business Combinations” and Statement 160, “Non-controlling Interests in Consolidated Financial Statements-an amendment of Accounting Research Bulletin No. 51”. These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. Statement 141(R) and Statement 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Statement 141(R) replaces Statement 141 “Business Combinations”, and establishes several new principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired.

Statement 160 establishes new accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. It is effective for the Company beginning January 1, 2009, and is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company is currently evaluating the impact of Statement 160 relative to the accounting for non-controlling (minority) interest.

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”. The Statement is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact of the adoption of Statement 161 on its consolidated financial statements and footnote disclosures.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2007	2006	2005
Tsakos Shipping and Trading S.A. (commissions)	6,132	5,399	3,706
Tsakos Energy Management Limited (management fees)	9,763	7,103	5,460
Argosy Insurance Company Limited	9,331	8,609	5,705
AirMania Travel S.A.	1,630	1,333	1,741

Total expenses with related parties	26,856	22,444	16,612

Balances due from and to related parties are as follows:

	December 31,
	2007	2006
Due from related parties
Tsakos Shipping and Trading S.A.	972	—

Total due from related parties	972	—

Due to related parties
Tsakos Energy Management Limited	44	—
Tsakos Shipping and Trading S.A.	—	2,062
Argosy Insurance Company Limited	2,209	252
AirMania Travel S.A.	175	100

Total due to related parties	2,428	2,414

(a)	Tsakos Energy Management Limited: The Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management Limited (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee of $20 per owned vessel and $15 per chartered-in vessel or chartered out on a bare-boat basis ($18 per owned vessel and $12.5 per chartered-in vessel in 2006 and 2005). Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels have been increased accordingly to $23 and, for chartered-in vessels to $17.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”), and an award scale for 2007, ranging from ROE greater than 15% corresponding to an award amount of $1,500 ($1,250 and $1,000 in 2006 and 2005 respectively) up to ROE greater than 25% with an award amount of $4,500 ($3,500 in 2006 and $2,500 in 2005). For 2007, the ROE was 24.2% and the Board of Directors approved an award of $4,000. For 2006 and 2005 the ROE was in excess of 25% and awards of $3,500 and $2,500, respectively were approved and the awards are expensed and recognized in accrued liabilities in the accompanying

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

December 31, 2007, 2006 and 2005 Consolidated Financial Statements. On March 14, 2008, the Board of Directors approved, effective for the year 2008, an increase in the award amounts corresponding to the award scale, to $2,500 up to $5,500.

The Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Company at any time upon one year’s notice. In addition, if even one director was elected to the Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice. If Tsakos Energy Management Limited terminates the agreement for this reason, the Company would be obligated to pay Tsakos Energy Management Limited the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management Limited multiplied by ten. This would result in a total payment of approximately $119,000 as of December 31, 2007. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2007, are:

Year	Amount
2008	12,876
2009	13,050
2010	13,416
2011	13,452
2012 to 2017	73,428

126,222

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $15 per vessel in 2007 and $12.5 in 2006 and 2005 ($20 relating to the construction of an LNG carrier and $18 in 2006 and 2005). These fees in total amounted to $1,832, $2,033 and $1,962 during the years ended December 31, 2007, 2006 and 2005, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. Per the Management Agreement of March 8, 2007, such fees are adjusted to $17 to take account of the increase, as described above.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos and of Tsakos Energy Management Limited and are also shareholders of the Company.

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

During 2006, the Company acquired through Tsakos two vessels from the Tsakos Group, La Prudencia and Delphi, plus two contracts for the construction in progress of two product carriers delivered in 2007, for a total consideration of $219,000 of which $166,331 was paid to Tsakos in 2006 and the remaining balance was paid directly to the construction yard in 2006 and 2007.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

As at December 31, the Company held the following long-term investments at fair value:

	2007	2006
Structured note	—	4,795
Convertible bond	—	9,250
Equity in private company	1,000	—

	1,000	14,045

In March 2007, the counter party exercised its option to call back the structured note and returned the amount of $5,000 on the original investment resulting in a gain of $205. During 2007, the Company converted the 8% interest bearing convertible bond into 456,050 common shares, and later sold the shares for proceeds of $10,202 resulting in a gain of $4,025 reclassified to Interest

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Long-term Investments (continued)

and investment income from Accumulated Other Comprehensive Income. In aggregate, the Company recorded gains from investments and changes in fair value of investments amounting to $4,230, $4,579 and $2,122 in 2007, 2006 and 2005 respectively, reported as Interest and investment income.

In October 2007, the Company acquired 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. A Director of the Company is an officer and shareholder of this U.S. private company.

4.	Acquisitions

There were nine scheduled deliveries of newly constructed vessels within 2007 at a total cost of $581,718 of which $352,786 was paid in 2007. Also in January 2007, the Company repurchased the aframax tanker Olympia (See Note 7).

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $11,088 and $8,347 at December 31, 2007 and 2006, respectively, and loan fees, net of accumulated amortization, amounted to $4,713 and $5,101 at December 31, 2007 and 2006, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long-Term Debt

Facility	2007	2006
(a) Credit Facilities	1,321,412	1,086,036
(b) Term Bank Loans	68,531	47,625

Total	1,389,943	1,133,661
Less—current portion	(44,363)	(23,117)

Long-term portion	1,345,580	1,110,544

(a)	Credit facilities

As at December 31, 2007, the Company had eight open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities and the term debt portion of the facilities described below in items 1 and 7, at December 31, 2007 is $274,489. The details are as follows:

1.	A secured facility amounting to $179,384 originated in November 2004 for the partial financing of four new vessels. Part of the facility is in the form of term debt at fixed

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

interest, and the remaining part is a credit facility at variable interest. In 2007, an amount of $70,810 was drawn relating to the delivery of two vessels and $6,247 was repaid. At December 31, 2007 and 2006, $136,774 and $73,647 was outstanding, of which $116,575 and $55,325, respectively, was from the facility at fixed interest. The unused balance at December 31, 2007 is $32,522.

2.	A reducing revolving facility originated in 2005 for an amount of $250,000 to provide financing of the debt on seven existing vessels and partial financing for one newbuilding on future delivery. During 2007, $7,784 was repaid and $59,427 was prepaid following the sale of three of the vessels. An amount of $41,751 was drawn in 2007 on the delivery of the newbuilding. At December 31, 2007 and 2006, an amount of $136,820 and $162,281, respectively, was outstanding on this facility. There is no remaining unused balance at December 31, 2007.

3.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on three existing vessels and partial financing of three newbuildings on future delivery. During 2007, $56,300 was drawn on delivery of two newbuildings. At December 31, 2007 and 2006, an amount of $198,688 and $142,388, respectively, was outstanding on this facility. The unused balance at December 31, 2007 is $1,212.

4.	A reducing revolving facility originated in 2005 for an amount of $220,000 to provide financing of the debt on two existing vessels and financing for acquisitions in 2006 and two deliveries in 2007. During 2007, $43,500 was drawn and $2,700 repaid. At December 31, 2007 and 2006, an amount of $121,500 and $80,700, respectively, was outstanding on this facility. The unused balance at December 31, 2007 is $13,050.

5.	A reducing revolving facility originated in April 2006 for an amount of $371,010 relating to the partial financing of the acquisition of six vessels and three construction contracts for three vessels that were delivered within 2006. An amount of $327,270 had been drawn on this facility in 2006, all of which remained outstanding at December 31, 2007, leaving an unused balance of $23,740 as at that date.

6.	A reducing revolving facility originated in April 2006 for an amount of $275,000 relating to the financing of the debt on six existing vessels. An amount of $234,750 had been drawn on this facility in 2006 all of which remained outstanding at December 31, 2007, leaving an unused balance of $16,100 at that date.

7.	A facility originated in October 2006 for an amount of $70,000 relating to the financing of the debt on two existing vessels. Part of this facility is in the form of a secured term loan and part in the form of a revolving credit facility. An amount of $65,000 had been drawn on this facility by December 31, 2006, of which $4,375 was repaid in 2007, leaving an amount outstanding at December 31, 2007, of $60,625. There was an unused balance of $5,000 at December 31, 2007.

8.	A reducing revolving facility originated in January 2007 for an amount of $120,000 relating to the financing of the debt of one new delivery. An amount of $104,984 has been drawn on this facility in 2007 all of which remained outstanding at December 31, 2007, leaving an unused balance of $12,516 at that date.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

9.	A reducing revolving facility originated in February 2007 for an amount of $82,000 relating to the financing of the debt of two new deliveries expected in 2008. No amount had been drawn on this facility in 2007 and, consequently, the unused balance was $82,000 at December 31, 2007.

10.	A reducing revolving facility originated in May 2007 for an amount of $88,350 relating to the financing of the debt of two new deliveries expected in 2008. No amount had been drawn on this facility in 2007 and, consequently, the unused balance was $88,350 at December 31, 2007.

Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2007, interest on these facilities ranged from 5.19% to 6.36%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2007 amounted to $68,531 and relate to the vessels Opal Queen, Arion and Andromeda. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity in May 2014, October 2016 and March 2017 respectively. Interest rates on the outstanding loans as at December 31, 2007, are based on LIBOR plus a spread, which was 5.56%, 5.78% and 6.15% respectively. The bank loan relating to Opal Queen includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2007	5.96%
Year ended December 31, 2006	5.81%
Year ended December 31, 2005	4.35%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on each of the respective vessels to which they relate, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

The annual principal payments required to be made after December 31, 2007, including balloon payments totaling $598,342 due through April 2019, are as follows:

Year	Amount
2008	44,364
2009	81,685
2010	92,559
2011	95,075
2012 and thereafter	1,076,260

1,389,943

7.	Deferred Income

		2007	2006
(a)	Gain on Olympia sale-leaseback transaction	—	2,654
(b)	Gain on Decathlon/Pentathlon sale-leaseback transactions	2,626	5,793

	Total	2,626	8,447
	Less - current portion	(2,626)	(5,821)

	Long-term portion	—	2,626

(a)	Gain on Olympia Sale-leaseback transaction: A capital gain of $2,654 from the sale of the Olympia in 1999 as part of a sale-leaseback transaction was deferred in full. During 2006, the Company exercised its option to re-purchase the vessel with delivery to take place at the first convenient port following the year-end. Consequently, the vessel was re-delivered to the Company in January 2007 for a price of $31,115. The deferred capital gain was netted against the purchase price. Lease payments relating to the time charter of the Olympia amounted to $360, $7,853, and $7,759 during the years ended December 31, 2007, 2006 and 2005, respectively, and are recorded in Charter hire expense.

(b)	Gain on Decathlon/Pentathlon Sale-leaseback transactions: In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years, with options to extend the charters for a further three years. In addition, at the end of the first five years, or until the end of the seventh year if the charter is extended, the Company has the option to buy the vessels at specified amounts. On March 14, 2008, the Board of Directors resolved that management should exercise the options to repurchase both vessels at $47,500 each. The options to repurchase the vessels were declared on April 7, 2008, with redelivery expected in October and November 2008, respectively. The charter back agreements are accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and are amortized in proportion to the gross rental charge to expense over the five year lease period. Lease payments relating to the time charters of the Cape Baker and Cape Balboa were $7,641 and $7,329 respectively in 2007 and $8,304 each in 2006, and $8,255 and $8,304 respectively in 2005, and are recorded in Charter hire expense. The Company’s future minimum lease payments on these vessels relate only to 2008 and amount to $6,552 for the Cape Baker and $7,303 for the Cape Balboa.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Vessel Sales

During 2007, the Company sold three operating vessels for net proceeds of $142,433. The total gain from these three sales was $68,944, and is shown as Gain on sale of vessels. An agreement to sell the vessel Olympia was reached in October 2007 for delivery in early 2008 (See Note 16(a)). This vessel is treated as held for sale as at December 31, 2007, and the net book value of the vessel reclassified as a current asset. In 2006, the Company sold three operating vessels and recognized gains on sale of $38,009. In 2005, five operating vessels were sold and gains of $34,540 were recognized.

There were no sales on non-operating vessels in 2007 and 2006. In May 2005, the Company sold on delivery a newly constructed vessel for net proceeds of $70,015, and recognized a gain on sale of $10,765 which is shown as Gain on sale of non-operating vessels under Other income.

9.	Interest and Finance Costs, net

	2007	2006	2005
Interest expense	77,025	54,665	19,086
Less: Interest capitalized	(8,944)	(12,474)	(5,344)

Interest expense, net	68,081	42,191	13,742

Amortization of loan fees	921	1,495	1,034
Bank charges	611	1,352	1,360

Sub-total	69,613	45,038	16,136

Amortization of deferred gain on termination of swap agreement	—	—	(1,674)
Reclassification adjustments on undesignated cash flow hedges	—	(5,087)	(2,334)
Change in fair value of non-hedging financial instruments	7,769	2,535	(881)

Sub-total	7,769	(2,552)	(4,889)

Net total	77,382	42,486	11,247

As at December 31, 2007, the Company was committed to the following interest rate swap agreements for the purpose of managing risks associated with the variability of changing LIBOR related interest rates. In all cases the Company receives 6-month LIBOR, while payments are as described:

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Interest and Finance Costs, net (continued)

			As at December 31, 2007
	Notional amount	Maturity Date	Company pays:	Company receives:
i.	20,000	May 2008	4.50%	4.84%
ii.	125,000	March 2014	4.26%	5.56%
iii.	87,750	October 2011	5.22%	5.22%
iv.	87,750	October 2012	5.50%	5.22%
v.	102,500	August 2012	5.21%	5.33%
vi.	75,300	December 2012	5.50%	4.72%
vii.	23,437	October 2012	4.95%	5.22%
viii.	24,219	September 2012	4.95%	5.57%
ix.	70,000	September 2012	5.46%	4.90%
x.	21,460	July 2008	4.50%	5.37%
xi.	22,600	January 2015	4.41%	5.38%
xii.	18,500	September 2009	2.75%	5.51%
xiii.	20,200	September 2009	3.20%	5.57%
xiv.	18,688	November 2009	4.10%	4.85%
xv.	24,000	July 2008	3.93%	5.38%
xvi.	35,990	July 2008	4.00%	5.38%
xvii.	71,925	September 2012	4.50%	5.14%
xviii.	87,750	April 2016	4.81%	5.22%

	937,069

During 2007, the Company entered into six new interest rate swap agreements (iv. to ix. above) that are accounted for as a hedge of the Company’s variable interest rate payments on bank loans. As at December 31, 2007 and 2006, respectively, the Company held nine and three (i. to ix. above) interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2007 and 2006 in aggregate amounted to $23,775(negative) and $1,646(positive), respectively, and are reflected directly in Accumulated other comprehensive income in Stockholders’ Equity.

At December 31, 2007, the Company held nine interest rate swaps (x. to xviii. above) that did not meet hedge accounting criteria. As such, the changes in their fair values during 2007, have been included in change in fair value of non-hedging financial instruments, in the table above.

10.	Stockholders’ Equity

On November 14, 2007, the Company effected a two-for-one stock split relating to its common stock in the form of a share dividend.

Repurchases of stock for the years ended December 31, 2007 and 2006 amounted to $1,338 and $5,261, respectively. The transactions were open market based through the New York Stock Exchange. Repurchased shares are immediately considered as canceled in accordance with the Company’s bye-laws and Bermudan Company Law.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Stockholders’ Equity (continued)

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

In 1998, the Company adopted a Stock Option Plan authorizing the issuance of up to 900,000 options to purchase common shares (the “1998 Plan”). All the options under the plan were granted to directors and officers of the Company and other persons who were judged capable of influencing the development of the Company’s business. In July 2006, the Plan ceased and any remaining unexercised options were deemed forfeited. Costs recognized for options issued under the 1998 Plan to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, were nil for the years ended December 31, 2006 and 2005.

A summary of the Company’s stock option activity relating to the 1998 Plan is as follows:

	2006		2005
	Number of Options	Weighted- average exercise price	Number of Options	Weighted- average exercise price
		U.S.$		U.S.$
Outstanding at beginning of year	25,276	6.00	62,174	6.00
Exercised	(9,752)	6.00	(36,898)	6.00
Forfeited	(15,524)	6.00	—	—

Outstanding and exercisable at end of year	—	—	25,276	6.00

Compensation costs recognized for options issued under the 1998 Plan to the Directors of the Company and to employees of Tsakos and Tsakos Energy Management, using the fair value method, were nil for the years ended December 31, 2006 and 2005.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). In June 2006, the Company granted a total of 20,000 restricted share units (RSUs) to the non-executive directors, to vest after one year. The fair market value of the RSUs at the date of the award was $18.44 per unit. Accordingly, an amount of $369 was amortized to compensation expense over a one year period, $153 in 2007 and $216 in 2006.

In 2007, 186,000 restricted share units related to the 2004 Plan were issued to Company crew members, directors and officers and 394,000 to individuals employed by the related companies. The grants are scheduled to vest 50% on December 31, 2008 with the remaining 50% vesting on

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Stockholders’ Equity (continued)

December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007 to vest after one year and 1,000 RSUs were issued to a non-executive director in June 2007 vesting immediately. Total compensation expense recognized in 2007 relating to RSUs issued in 2007 amounted to $5,670 consisting of $1,656 for employees and $4,014 for non-employees. Of the aggregate 605,650 RSUs awarded in 2007 and 2006, 21,000 had been vested and none forfeited as at December 31, 2007. As at December 31, 2007, the total compensation cost related to the non-vested RSUs not yet recognized is $10,598 and the weighted average remaining contractual life of outstanding grants is 2.0 years.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options and grants of restricted stock (See Note 10) using the treasury stock method.

	2007	2006	2005
Net income available to common stockholders	$183,171	$196,404	$161,755

Weighted average common shares outstanding	38,075,859	38,127,692	39,544,540

Dilutive effect of stock options	—	9,112	29,152
Dilutive effect of RSUs	158,220	4,248	—
Weighted average common shares – diluted	38,234,079	38,141,052	39,573,692

Basic earnings per common share	$4.81	$5.15	$4.09
Diluted earnings per common share	$4.79	$5.15	$4.09

For 2006 and 2005, there were no stock options or RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 585,650 shares of restricted common stock granted in 2007 and 20,000 shares restricted common stock granted in 2006 were considered dilutive and are included in the computation.

12.	Minority Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Company, for proceeds net of commissions and other related costs of $25,323. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006, and for the year ended December 31, 2006, the Company recognized a gain of $25,323. Mare Success S.A. is fully consolidated in the accompanying financial statements.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

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

14.	Commitments and Contingencies

As at December 31, 2007, the Company had under construction two panamax and six aframax tankers. The total contracted amount remaining to be paid for the eight vessels under construction, plus the extra costs agreed as at December 31, 2007 was $312,922. Scheduled payments as of December 31, 2007 are $119,538 in 2008, $150,978 in 2009 and $42,406 in 2010.

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

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(b)	Bunker price risk: During 2007, the Company had two short-term arrangements in progress whereby it paid to the counterparty a fixed price per metric ton (MT) for a notional quantity of fuel oil and received from the counterparty a floating price dependent on a monthly average of daily market prices. As at December 31, 2007, there were no outstanding contracts. At December 31, 2006, the value of the contract was $36 net payable to the counterparty.

(c)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. Credit risk with respect to trade accounts receivable is mitigated due to the high quality of entities comprising the Company’s charterer base. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings.

TSAKOS ENERGY NAVIGATION LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007, 2006 AND 2005

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15.	Financial Instruments (continued)

(d)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate approximates the recorded value. The fair value of the investment discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 9 above equates to the amounts that would be paid by or received by the Company to cancel the swaps.

16.	Subsequent Events

(a)	On February 4, 2008, the aframax tanker Olympia, recorded in the accompanying Consolidated Balance Sheet as held for sale, was delivered to its new owners for $63,104 resulting in a gain of approximately $34,335.

(b)	On February 12, 2008, the Company took delivery of the panamax product carrier Selecao and drew down $12,121 on a related credit facility for $82 million. On March 14, 2008, the Company took delivery of the panamax product carrier Socrates and drew down $12,175 on the same credit facility.

(c)	On March 14, 2008, the Board of Directors resolved that a dividend of $0.90 cents per share will be paid on April 30, 2008 to shareholders of record on April 24, 2008.