Form 20-F
period 2008-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2009-04-30
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2008, there were 37,144,692 shares of the registrant’s Common Shares outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒    Accelerated filer  ☐     Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING INFORMATION

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum products and substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker and product carrier supply and demand;

•	regulations;

•	interest rate movements; and

•	foreign exchange

The words “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to us are intended to identify such forward-looking statements. Such statements reflect our current views and assumptions and all forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect our future financial results are discussed more fully under “Item 3. Key Information – Risk Factors” as well as elsewhere in this Annual Report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). We caution readers of this Annual Report not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements.

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2008. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”), and have been audited for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 by Ernst & Young (Hellas) Certified Auditors Accountants S.A. (“Ernst & Young”), an independent registered public accounting firm.

Per share data has been adjusted to give effect to our two for one share split which became effective on November 14, 2007.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2006, 2007 and 2008, and the consolidated balance sheets at December 31, 2007 and 2008, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial Data and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2004	2005	2006	2007	2008
Income Statement Data
Voyage revenues	$318,278	$295,623	$427,654	$500,617	$623,040
Expenses
Commissions	13,065	11,604	15,441	17,976	22,997
Voyage expenses	42,109	35,970	69,065	72,075	83,065
Charter hire expense	24,341	24,317	24,461	15,330	13,487
Vessel operating expenses (1)	53,900	52,945	76,095	108,356	143,757
Depreciation	35,377	35,697	59,058	81,567	85,462
Amortization of deferred dry-docking costs	8,753	6,583	4,857	3,217	5,281
Provision for doubtful receivables	933	40	—	—	—
Management fees	5,328	5,460	7,103	9,763	12,015
General and administrative expenses	3,099	3,631	3,510	4,382	4,626
Management incentive award	2,500	2,500	3,500	4,000	4,750
Stock compensation expense	—	—	216	5,670	3,046
Foreign currency losses (gains)	185	(181)	279	691	915
Amortization of deferred gain on sale of vessels	(3,167)	(3,168)	(3,168)	(3,168)	(634)
Gain on sale of vessels	(13,608)	(34,540)	(38,009)	(68,944)	(34,565)
Operating income	145,463	154,765	205,246	249,702	278,838
Other expenses (income):
Gain on sale of non-operating vessels	(7,757)	(10,765)	—	—	—
Gain on sale of shares in subsidiary	—	—	(25,323)	—	—
Interest and finance costs, net	10,135	11,247	42,486	77,382	82,897
Interest and investment income	(761)	(7,360)	(7,164)	(13,316)	(8,406)
Other, net	556	(112)	(1,159)	(924)	350
Total other expenses (income), net	2,173	(6,990)	8,840	63,142	74,841
Minority Interest	—	—	(2)	(3,389)	(1,066)
Net income	$143,290	$161,755	$196,404	$183,171	$202,931

Per Share Data
Earnings per share, basic	$3.77	$4.09	$5.15	$4.81	$5.40
Earnings per share, diluted	$3.76	$4.09	$5.15	$4.79	$5.33

Weighted average number of shares, basic	38,069,454	39,544,540	38,127,692	38,075,859	37,552,848

Weighted average number of shares, diluted	38,161,950	39,573,692	38,141,052	38,234,079	38,047,134
Dividends per common share, paid	$0.60	$0.975	$1.175	$1.575	$1.80

Cash Flow Data
Net cash provided by operating activities	153,606	146,903	214,998	190,611	274,141
Net cash used in investing activities	(92,663)	(108,969)	(829,326)	(375,641)	(164,637)

	2004	2005	2006	2007	2008
Net cash provided by (used in) financing activities	(30,834)	(9,087)	643,126	191,910	21,218

Balance Sheet Data
Cash and cash equivalents	$116,922	$145,769	$174,567	$181,447	$312,169
Cash, restricted	1,453	271	4,347	6,889	7,581

Investments	10,000	32,121	14,045	1,000	1,000
Advances for vessels under construction	121,260	150,428	261,242	169,739	53,715
Vessels, net book value	636,274	711,362	1,458,647	1,900,183	2,155,489
Total assets	938,969	1,089,174	1,969,875	2,362,776	2,602,317
Long-term debt, including current portion	365,164	433,519	1,133,661	1,389,943	1,513,629
Total stockholders’ equity	519,521	607,186	755,273	854,540	910,658

Fleet Data
Average number of vessels (2)	27.3	26.1	33.8	41.7	44.1
Number of vessels (at end of period) (2)	26.0	25.0	37.0	43.0	46.0
Average age of fleet (in years) (3)	7.5	6.3	5.9	5.6	6.1
Earnings capacity days (4)	9,988	9,527	12,335	15,213	16,143
Off-hire days (5)	241	335	322	523	431
Net earnings days (6)	9,747	9,192	12,013	14,690	15,712
Percentage utilization (7)	97.6%	96.5%	97.4%	96.6%	97.3%
Average TCE per vessel per day (8)	$28,709	$28,645	$30,154	$29,421	$34,600
Vessel operating expenses per ship per day (9)	$6,286	$6,534	$6,979	$7,669	$9,450
Vessel overhead burden per ship per day (10)	$1,094	$1,217	$1,162	$1,565	$1,514

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.
(2)	Includes chartered vessels.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Derivation of TCE per day (amounts in thousands except for days and per day amounts):

	2004	2005	2006	2007	2008
Voyage revenues	$318,278	$295,623	$427,654	$500,617	$623,040
Less: Voyage expenses	-42,109	-35,970	-69,065	-72,075	-83,065
Add: Representative operating expenses for bareboat charter ($10,000 daily)	3,660	3,650	3,650	3,650	3,660
Time charter equivalent revenues	279,829	263,303	362,239	432,192	543,635
Net earnings days	9,747	9,192	12,013	14,690	15,712
Average TCE per vessel per day	$28,709	$28,645	$30,154	$29,421	$34,600

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization at December 31, 2008, as adjusted for the following events through March 31, 2009:

•	our debt repayments totaling $21.3 million;

•	our repurchase of 231,100 common shares as treasury stock amounting to $3.8 million; and

•	the increase in the net value of interest rate swaps and the related impact on stockholders’ equity by $4.8 million.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2008
	Actual	Adjustments	Adjusted
		(Unaudited)
In thousands of U.S. Dollars
Long-term secured debt obligations (including current portion)	$1,513,629	$(21,290)	$1,492,339
Negative fair value of interest rate swaps, net	91,554	(4,770)	86,784
Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 37,671,392 issued	37,671	—	37,671
Cost of Treasury Stock (526,700 shares as at December 31, 2008 and 757,800 shares as adjusted)	(14,217)	(3,846)	(18,063)
Additional paid-in capital	265,932	—	265,932
Accumulated other comprehensive income/(loss)	(72,239)	3,566	(68,673)
Retained earnings	693,511	1,204	694,715

Total stockholders’ equity	910,658	924	911,582

Total capitalization	$2,515,841	$(25,136)	$2,490,705

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The charter markets for crude oil carriers and product tankers have deteriorated significantly since the summer 2008, which could affect our future revenues, earnings and profitability.

The Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to a low of 453 in mid-April 2009, which represents a decline of 80%. The Baltic Clean Tanker Index has fallen over 1,160 points, or 77%, since the early summer of 2008. The decline in charter rates is due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil.

We currently employ eight vessels in the spot market with existing charters scheduled to expire over the next 47 days, by which time, we will have to negotiate new employment for the remaining six vessels in the currently depressed charter market. In addition, 15 of our vessels are employed on time charters that expire between April and November of this year, four of our vessels are under contracts of affreightment which provide for periodic adjustments of their charter rates, based upon prevailing market rates and four newbuildings are scheduled to be delivered in the second half of 2009 and early 2010 for which we do not now have charters. If the current low rates in the charter market continue for any significant period in 2009 it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. The decline in charter rates also affects the value of our vessels, which follows the trends of charter rates and earnings on our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common shares to further decline.

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession. For example, the credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have sought and received significant government assistance or have been put under the control of regulatory authorities. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking, commodities and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, could have a material adverse effect on our results of operations, financial condition or cash flows, have caused the price of our common shares on the New York Stock Exchange to decline and could cause the price of our common shares to decline further.

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

The turbulence the world economies are encountering has resulted in a fall in demand for crude oil and oil products which in turn has resulted in a decrease in freight rates and values. In addition, industry observers are forecasting that 2009 will witness the second consecutive decline in worldwide demand for oil and oil products. If the production of and demand for crude oil and petroleum products continues to decline in the future, a corresponding decrease in shipments of these products could have an adverse impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment and time-charters with profit-share may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

Charter hire rates are cyclical and volatile.

The crude oil and petroleum products shipping industry is cyclical with attendant volatility in charter hire rates and profitability. After reaching highs in mid-2008, charter hire rates for oil product carriers fell significantly in the fall, improved in December, but fell again during the winter and early spring of 2009. Because we charter some of our vessels pursuant to spot market voyage charters, the charter rates for four of our vessels adjust periodically and the time charters for 15 of our vessels will expire over the next several months, we will be exposed to changes in the charter rates which could affect our earnings and the value of our vessels at any given time. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Throughout 2008 and into 2009, the frequency of piracy has increased significantly, particularly in the Gulf of Aden and off the west coast of Africa. For example, in November 2008, the MV Sirius Star, a tanker vessel not owned by us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. Recently, a tanker managed by Tsakos Shipping & Trading (“Tsakos Shipping”) was fired upon by pirates off the coast of Nigeria, although it successfully repelled their attack. If piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like that of September 11, 2001 or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and operations. In addition, our financial viability may also be negatively affected by changing economic, political and governmental conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

Taking advantage of attractive opportunities in pursuit of our growth strategy may result in financial or commercial difficulties.

Despite the current economic crisis, a key strategy of management is to continue to further renew and grow our fleet by pursuing the acquisition of additional vessels or fleets or tanker companies that are complementary to our existing operations, assuming we have the financial resources and debt capacity to do so. We share the view commonly held by financial advisers to our Company that the crisis may present opportunities in the coming months to acquire new vessels or tanker companies or contracts to construct new vessels or even to undertake new construction contracts at prices more favorable than those seen in the recent past. If we seek to expand through such acquisitions of other tanker or companies, we face numerous challenges, including:

•	difficulties in raising all the required capital;

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirers, some of which have greater financial resources; and

•	potential loss of clients or key employees of acquired companies.

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

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping or Tsakos Energy Management, companies that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. Terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. More recent natural disasters, such as the hurricanes striking the United States, have led to yet further increases. Such increases in insurance rates adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its shipowning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

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

Risks Related To Our Business

Charters at attractive rates may not be available when our current time charters expire or when we negotiate employment for our four newbuildings.

In 2008, we derived approximately 64% of our revenues from time charters, as compared to 62% in 2007. As the current period charters of 15 our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates given the current depressed state of the charter market. In addition, there can be no assurance that we will be successful in entering into time charters at attractive rates for the four newbuildings that will be delivered to us in the second half of 2009 and in the first half of 2010. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are currently low and are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time. In the event a vessel may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, the vessel will continue to incur expenditures such as insurance, reduced crew wages and maintenance costs.

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

We derive significant benefits from our relationship with the Tsakos Group, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if either Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, we cannot offer any assurances that the terms of such management agreements and results of operations would be more beneficial to the Company in the long term.

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because both of these companies are privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management or Tsakos Shipping, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2008 would have resulted in a payment of approximately $126 million.

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

In addition to the vessels that it manages for us, Tsakos Shipping manages three other VLCC tankers, two double-hull and one single-hull, that operate under long term charters, plus two other tankers aged over twenty years and three newly-delivered panamax tankers. These vessels are operated by the same group of Tsakos Shipping employees that manage our vessels, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. Due to their age and design, the older tankers that are managed by Tsakos Shipping primarily serve a different market than the market served by our vessels, however, it is possible that Tsakos Shipping might allocate charter or spot opportunities to other Tsakos Shipping vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping could in the future agree to manage more tankers that directly compete with us.

Clients of Tsakos Shipping have acquired and may acquire further vessels that may compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of Tsakos Shipping might decide to accept the opportunity. In this context, Tsakos Shipping clients have recently taken delivery of three modern panamax tankers with a fourth for delivery in May 2009. Two of the delivered vessels now operate in a pool which could be in competition with our fleet and the third has been chartered to a common client on the same terms as our vessels chartered to the same client. These charters and future charters of tankers by Tsakos Shipping could result in conflicts of interest between their own interests and their obligations to us.

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

The global economic recession that commenced in 2008 will likely result in a decrease in vessel values. In addition, although we currently own a modern fleet, as vessels grow older, they generally decline in value.

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

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping provides to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping has a contract with a manning agency and sponsors various marine academies in the Philippines, Greece and the Ukraine and has a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

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

We currently have contracts to construct four newbuildings that are scheduled for delivery during 2009 and 2010. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Credit conditions internationally might impact our ability to raise debt financing

We have traditionally financed our vessel acquisitions with cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the ship yard on delivery. To date, we have not secured bank financing for our remaining obligations to the ship yards, although negotiations are in progress. Terms and conditions, however, could be different from terms obtained in the past and could result in higher cost of capital. In addition revised covenants might be imposed that might limit our flexibility in terms of dividend payments and other operational matters and materially affect our ability to raise additional debt from the market. In addition, we cannot guarantee the financial state of the banks we deal with nor their short or long term viability as going-concerns. Any adverse development in that respect could materially alter our current and future financial planning and growth and have a potentially negative impact on our balance sheet.

We may not be able to finance all of the vessels we currently have on order.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $109 million, for the four aframax vessels that we have on order (two for delivery in the second half of 2009 and two for delivery in the first half of 2010). We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we were unable to finance further installments for the newbuildings we have on order, an alternative would be to attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to take delivery of and operate all four newbuildings we currently have on order, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

The profitability of our LNG vessel is subject to market volatility.

The LNG market is still in its infancy and could fail to develop into a mature state for profitable LNG shipping investments. In such market scenarios, we could fail to dispose of our LNG carrier. If we decide to exit this sector, for whatever reason, we might have to sell the vessel at a price below its cost and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. The vessel is currently on charter until June 2010, with options for a further two years. If the charter market is weak on the expiry of the charter we might not be able to secure new employment or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters for the LNG carrier would be determined by the reliability and experience of third-party technical managers.

We have subcontracted all technical management aspects of our LNG operation to Hyundai Merchant Marine for a fee. Neither Tsakos Energy Management nor Tsakos Shipping has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees in the future. As such, we are totally dependent on the reliability and effectiveness of third-party managers for whom we can not guarantee that their employees, both onshore and at-sea are adequate in their assigned role. We can not guarantee the quality of their services or the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of December 31, 2008, 38 of our tankers were contractually committed to period employment (including contract of affreightment) with remaining terms ranging from one month to five years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel or bunkers, under time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability of our business.

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

If our counterparties were to fail to meet their obligations under a charter agreements we could suffer losses or our business could be otherwise adversely affected.

Thirty-three of our vessels are currently employed under time charters and four of our vessels are currently employed on contracts of affreightment. The ability and willingness of each of our counterparties to perform its obligations under their charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties. With the steep declines in the prices of crude oil and oil products, there can be no assurance that some of our customers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for the affected vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given the currently depressed charter rate levels. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

If the charterer under our bareboat charter is unable to perform under the charter, we may lose revenues.

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

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on our vessels, through insurance companies, including Argosy, a related party company and P&I clubs as is appropriate and consistent with industry practice. However, particularly in view of the conflicts in Afghanistan, Iraq and elsewhere, and pirate activity off the coast of Africa, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, for which insurance coverage may become unavailable.

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

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2008, our debt to capital ratio was 62.4% (debt / debt plus equity), with $1.51 billion in long-term debt outstanding. Assuming known and estimated debt financing arrangements for our future newbuilding deliveries and based on our current forecasts of income for 2009 and 2010, we expect this ratio to be at approximately 60% by the end of December 2009, and declining thereafter. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In 2008, approximately 33% of cash flow derived from operations was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past nine years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense. Our board of directors is regularly informed of the status of our derivatives in order to assess that such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

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

We have a risk management policy and a risk committee to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been impacted by recent events.

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

A significant amount of our 2008 revenues was derived from four customers and a significant amount of our 2007 revenues was derived from five customers, and our revenues could decrease significantly if we lost these customers.

In 2008, 15% of our revenues came from Houston Refining (formerly Lyondell/Citgo), 11% of our revenues came from Petrobras, 11% of our revenues from HMM and approximately 8% from NESTE. Our inability or failure to continue to employ our vessels at rates comparable to those earned from these customers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 15% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Houston Refining (formerly Lyondell/Citgo), accounted for approximately 15% in 2008 and 12% in 2007 of our revenues. This company conducts a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years and we cannot say whether there will be further unrest or political upheavals in Venezuela. If we were to lose this customer, or if its exports were curtailed, or if this customer was to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

Under the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a gross 4% United States federal income tax without allowance for deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Internal Revenue Code and the Treasury Regulations thereunder.

We believe that we and our subsidiaries qualified for this exemption for 2008. There are, however, factual circumstances beyond our control that could cause us and our subsidiaries to be unable to obtain the benefit of this tax exemption in future years and thus to be subject to United States federal income tax on United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. See “Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our gross U.S.-source shipping income, without allowance for deductions, under Section 887 of the Internal Revenue Code. The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2009 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS or a court may disagree with our position that time and voyage charters do not give rise to passive income (and that the related vessels are not passive assets) for purposes of the PFIC rules. In this regard we note that, while there is no authority specifically under the PFIC rules regarding the characterization of time or voyage charters as leases or service contracts and there are older authorities in other areas of the tax law that tend to support our position regarding time and voyage charters, a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time or voyage charters, could result in our treatment as a PFIC. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2009 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Euro. In 2008, Euro expenses accounted for approximately 20% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31, 2008, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 39% of our common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

We may not be able to pay cash dividends on our common shares as intended.

In October of 2008, we paid a cash dividend of $0.90 per common share in relation to the year 2008. In April 2009, we paid a further dividend of $0.85 per common share relating to 2008. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda, as amended (the “Companies Act 1981 of Bermuda”), govern our affairs. While many provisions of the Companies Act 1981 of Bermuda resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from one non-executive director, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of the common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 65 vessels and has sold 20 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. In 2008, one of these, Olympia, was sold again after a further one year’s trading).

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

Tsakos Shipping had a total of 71 operating vessels under management at March 31, 2009 (with a further 16 to be delivered, four of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2009). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.9 million dwt at March 31, 2009, with no significant adverse impact on the organization.

We have access to Tsakos Shipping’s network offices around the world and a pool of over 2,500 available seafarers, which is supported by Tsakos Shipping’s sponsorship of naval academies in Greece, the Philippines, Russia and the Ukraine, and a Tsakos Shipping manning office in Odessa, Ukraine.

As of March 31, 2009, our fleet consisted of the following 46 vessels:

Number of Vessels	Vessel Type
3	VLCC
10	Suezmax
8	Aframax
3	Aframax LR2
7	Panamax LR1
6	Handymax MR2
8	Handysize MR1
1	LNG carrier
Total 46

Twenty-three of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.9 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 18% single-hulled dwt as of March 31, 2009. As of March 31, 2009, the average age of the tankers in our current operating fleet was 6.3 years, compared with the industry average of 9.8 years.

In addition to the vessels currently operating in our fleet, we are building an additional four vessels. In the third quarter of 2009, we expect to take delivery of two aframax tankers of DNA design. In the first half of 2010, we expect delivery of a further two aframax tankers of DNA design. The resulting fleet (assuming no sales) would comprise 50 vessels with 5.3 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of over $3.2 billion, including investments of approximately $2.4 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2009, we had 23 ice-class vessels. Additionally, we have entered the LNG market with the delivery of our LNG carrier in 2007.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97.1%.

•

Industry recognition. For over 36 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•

Significant leverage from our relationship with Tsakos Shipping. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Our Fleet (as of March 31, 2009):

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(8) (all double hull)	Deadweight Tons
VLCC

1. Millennium	1998	1998	bareboat charter	September 2013		301,171

2. La Madrina (2)	1994	2004	time charter	April 2011		299,700

3. La Prudencia (2)	1993	2006	time charter	April 2011		298,900

SUEZMAX

1. Silia T	2002	2002	time charter	October 2011		164,286

2. Decathlon	2002	2002	time charter	October 2009		164,274

3. Pentathlon	2002	2002	time charter	November 2009		164,236

4. Triathlon (1)	2002	2002	time charter	January 2014		164,445

5. Eurochampion 2004 (1)	2005	2005	time charter	November 2010	ice-class 1C	164,608

6. Euronike	2005	2005	time charter	September 2009	ice-class 1C	164,565

7. Archangel	2006	2006	spot	—	ice-class 1A	163,216

8. Alaska	2006	2006	spot	—	ice-class 1A	163,250

9. Arctic	2007	2007	spot	—	ice-class 1A	163,216

10. Antarctic (1)	2007	2007	time charter	October 2010	ice-class 1A	163,216

AFRAMAX

1. Parthenon (5)	2003	2003	contract of affreightment	September 2009		107,018

2. Marathon (5)	2003	2003	contract of affreightment	September 2009		107,181

3. Opal Queen (4)	2001	2002	contract of affreightment	Evergreen		107,222

4. Vergina II	1991	1996	time charter	July 2009		96,709

5. Proteas (1)	2006	2006	time charter	July 2010	ice-class 1A	117,055

6. Promitheas	2006	2006	spot	—	ice-class 1A	117,055

7. Propontis (1)	2006	2006	time charter	October 2010	ice-class 1A	117,055

8. Izumo Princess (4)	2007	2007	contract of affreightment	Evergreen	DNA	105,374

9. Sakura Princess (1)	2007	2007	time charter	June 2009	DNA	105,365

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(8) (all double hull)	Deadweight Tons

10. Maria Princess	2008	2008	spot	—	DNA	105,346

11. Nippon Princess	2008	2008	spot	—	DNA	105,392

PANAMAX

1. Andes (3)	2003	2003	time charter	November 2011		68,439

2. Maya (3) (6)	2003	2003	time charter	September 2012		68,439

3. Inca (3) (6)	2003	2003	time charter	May 2013		68,439

4. Victory III	1990	1996	spot	—	ice-class 1C	68,157

5. Hesnes	1990	1996	spot	—	ice-class 1C	68,157

6. Selecao	2008	2008	time-charter	February 2011		74,296

7. Socrates	2008	2008	time-charter	March 2011		74, 327

HANDYMAX

1. Artemis (1)	2005	2006	time charter	June 2009	ice-class 1A	53,039

2. Afrodite (1)(9)	2005	2006	time charter	May 2009	ice-class 1A	53,082

3. Ariadne (1)	2005	2006	time charter	October 2009	ice-class 1A	53,021

4. Aris (1)(10)	2005	2006	time charter	April 2009	ice-class 1A	53,107

5. Apollon (1)	2005	2006	time charter	September 2009	ice-class 1A	53,149

6. Ajax (1)(10)	2005	2006	time charter	April 2009	ice-class 1A	53,095

HANDYSIZE

1. Didimon	2005	2005	time charter	March 2010		37,432

2. Arion (2)	2006	2006	time charter	October 2009	ice-class 1A	37,061

3. Delphi	2004	2006	time charter	November 2011		37,432

4. Antares (2)(9)	2006	2006	time charter	May 2009	ice-class 1A	37,061

5. Andromeda (1)	2007	2007	time charter	May 2010	ice-class 1A	37,061

6. Aegeas (1)	2007	2007	time charter	April 2010	ice-class 1A	37,061

7. Byzantion (1)	2007	2007	time charter	May 2010	ice-class 1B	37,275

8. Bosporos (1)	2007	2007	time charter	August 2010	ice-class 1B	37,275

LNG

1. Neo Energy (7)	2007	2007	time charter	August 2010	Membrane	85,602

Total Vessels	46				Total Dwt	4,921,862

(1)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(2)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a monthly average basis every six months.
(3)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.

(4)	Evergreen employment has no specific expiration. These vessels are continuously employed on a market-related formula for each separate voyage until either we or the charterer request cancellation upon 30 days’ notice.
(5)	Freight is based on a minimum/maximum market-related formula applied to each separate voyage.
(6)	49% of the holding company of these vessels has been sold to a third party.
(7)	The charterer of this vessel has the option to extend the charter initially to December 31, 2011, and then until December 31, 2012.
(8)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(9)	Upon the expiration of these time charters in mid-May 2009, it is anticipated that each vessel will be employed in the spot market.
(10)	Upon the expiration of these time charters in late-April 2009, it is anticipated that each vessel will be employed in the spot market

Our newbuildings under construction

As of March 31, 2009, we have on order and expect to take delivery between 2009 and 2010 of four aframaxes of DNA design currently under construction from Sumitomo Heavy Industries. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely the Sumitomo yard in Japan in the design of the newbuildings and will continue to work with Sumitomo Heavy Industries during the construction period.

Our newbuildings under construction as of March 31, 2009:

Vessel Type	Expected Delivery	Ship Yard	Hull Type (all double-hull)	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
AFRAMAX

1.Hull S-1349	July 17, 2009	Sumitomo Heavy Industries	DNA	105,000	$60.4

2.Hull S-1350	September 15, 2009	Sumitomo Heavy Industries	DNA	105,000	$60.4

3.Hull S-1356	January 8, 2010	Sumitomo Heavy Industries	DNA	105,000	$60.5

4.Hull S-1360	2nd Quarter 2010	Sumitomo Heavy Industries	DNA	105,000	$60.5

Total				420,000	$241.8

(1)	Including extra cost agreed as of March 31, 2009

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2009, we had made progress payments of $47.5 million out of the total purchase price of approximately $241.8 million for these newbuildings. Of the remaining amount, a further $109 million will be paid during 2009.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the four newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if an attractive opportunity arises, could be in our best interest.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 85% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2008 and 2007 as a percentage of operating days.

Employment Basis	Year Ended December 31,
	2008	2007
Time Charter – fixed rate	29%	27%
Time Charter – variable rate	54%	49%
Period Employment at variable rates	9%	9%
Spot Voyage	8%	15%
Total Net Earnings Days	15,712	14,690

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool (only in the first quarter of 2007) or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has eight tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management Limited (“Tsakos Energy Management”) under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels. Five vessels were sub-contracted to third-party ship managers during part or all of 2008.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. Pursuant to the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. Beginning July 1, 2004, we paid Tsakos Energy Management management fees of $18,000 per owned vessel per month and $12,500 per chartered-in vessel per month. The management agreement was amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis or under construction, with a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered-in vessels or chartered out on a bareboat basis or under construction. Similarly, under the same terms, monthly fees have been increased from January 1, 2009 to $23,700 and $17,500, respectively. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $12.9 million in 2008. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this annual report.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held, is one of the largest independent tanker managers with a total of 71 operating vessels under management, with a further 16 to be delivered, four of which are vessels under construction for us, totaling approximately 9.7 million dwt. Tsakos Shipping currently employs full-time superintendents, technical experts and maritime engineers and have expertise in supervising the construction of new build vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Beijing, Tokyo, Odessa and Panama. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2008, we had advances to Tsakos Shipping totaling $2.7 million.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. The total amount we paid for these chartering commissions was $7.7 million in 2008.

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	monitoring the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the loading and discharging of cargoes when necessary.

Maintenance and Repair. Each of our vessels is dry-docked once every five years in connection with special surveys and, after the vessel is fifteen years old, the vessel is dry-docked every two and one-half years after a special survey (referred to as an intermediate survey), or as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. Tsakos Shipping arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the continuous maintenance program we conduct results in a reduction of the time periods during which our vessels are in dry-dock.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of these customers in 2008.

Customer	Year Ended December 31, 2008
Houston Refineries (ex-Lyondell/Citgo)	15%
Petrobras	11%
HMM	11%
NESTE	8%
BP	7%
FLOPEC	7%
Trafigura	7%
Clearlake	5%
Sun	4%
ST Shipping	3%
Vitol	3%
CSSA	2%
Chevron	2%
Methane	2%
PDVSA	2%
Scorpio	2%
Tesoro	2%
Chevroil	1%
Repsol	1%
Standard	1%
Shell	1%

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

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters. In March 1992, the IMO adopted amendments to Annex I of the 1993 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double-bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or are capable of hydrostatically balanced loading that ensures at least the same level of protection against oil spills in the event of collision or stranding, (2) tankers 30 years old or older must be of double-hull construction or mid-deck design with double-side construction, and (3) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996. All of the vessels in our fleet are of double hull construction.

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

On January 1, 2007 Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and clarify the requirements for new tankers and existing tankers.

Regulation 12A, the latest amendment to Annex I of MARPOL, came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010 and all ships for which shipbuilding contracts are placed on or after August 1, 2007.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Vessels built before May 19, 2005, must obtain this Certificate by the earlier of the first dry docking after that date or May 19, 2008. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments were adopted by the MEPC in October 2008 and will enter into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in through 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. The United States ratified the amendments in October 2008. We have obtained International Air Pollution Prevention certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

In 2001, IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. By January 1, 2008, the effective date of the Anti-fouling Convention, exteriors of vessels must either be free of the prohibited compounds, or coatings that act as a barrier to the leaching of the prohibited compounds must be applied to the vessel exterior. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These new discharge levels apply to the Company’s LNG carrier.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. As a result of 2006 amendments to OPA 90, the statute now limits the liability of responsible parties for a spill from a double-hulled tanker that is over 3,000 gross tons to the greater of $1,900 per gross ton or $16 million (subject to periodic adjustment). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. On September 24, 2008 the United States Coast Guard proposed regulations that would adjust the limits of liability for double-hulled tank vessels to the greater of $2,000 per gross ton or $16,900,000. The adjustments will become effective after publication as final regulations. We currently plan to continue to maintain for each of our vessels pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In December 1994, the Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers (with double-hulls), coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Effective October 17, 2008, the Coast Guard adopted amendments to the financial responsibility regulations to increase the required amount of financial responsibility to $1,900 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. Evidence of financial responsibility in the increased amounts must be in place by January 15, 2009. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under OPA 90, an owner or operator of a fleet of tankers is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

OPA 90 specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations, vessels were exempt from the requirement to obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. ports. However, a United States District Court ruled in March 2005 that the EPA had exceeded its statutory authority in creating this exemption, which has been in place since 1978. On September 18, 2006 the Court ordered the EPA to develop new regulations by September 30, 2008 (later extended to December 19, 2008) to ensure that owners and operators of vessels visiting U.S. ports comply with the CWA and restrict the discharge of invasive species in ballast water, or face penalties. Although the EPA has appealed this decision, it proceeded with the development of the permitting program ordered by the Court. In July 2008, the U.S. Court of Appeals for the Ninth Circuit upheld the 2005 ruling. Under the new rules, which took effect February 6, 2009, we are required to obtain a CWA permit regulating and authorizing such normal discharges if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water. We do not believe that the costs associated with obtaining such permits and complying with the obligations will have a material impact on our operations.

The Clean Air Act: The U.S. Clean Air Act (CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. The EPA intends to promulgate final standards for Category 3 marine diesel engines on or before December 17, 2009. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. In 2007 California adopted limits on particulate matter, sulfur oxides, and nitrogen oxides emissions from the auxiliary diesel engines of ocean-going vessels in waters within approximately 24 miles of the California coast. These rules were struck down by the U.S. Court of Appeals for the Ninth Circuit in February 2008 on the grounds that the CAA preempts them, and in May 2008 an injunction was obtained preventing California from enforcing the rules. California then proposed fuel content regulations that will apply to all vessels sailing within 24 miles of the California coastline and whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The state is also requesting EPA to grant it a waiver under the CAA to enforce the vessel emission standards that were invalidated. The United States requested IMO on March 27, 2009 to designate the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If the Emissions Control Area is approved by IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Initiatives: In December 2001, in response to the m.t. Erika oil spill in December 1999, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposes a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. Such regulations became effective on October 21, 2003. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European

Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). Member States of the European Union are to ensure that illegal discharges of polluting substances, participation in and incitement to carry out such discharges are penalized as criminal offences and that sanctions can be applied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. The ship-source pollution legislation was to be enacted into the national law of the Member States of the European Union by April 1, 2007. On November 23, 2005 the European Commission published its Third Maritime Safety Package, commonly referred to as the Erika III proposals, and two bills (dealing with the obligation of Member States to exchange information among themselves and to check that vessels comply with international rules, and with the allocation of responsibility in the case of accident) were adopted in March 2007. Additionally, the sinking of the m.t. Prestige has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.68 million plus $935 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $133 million. As the Convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 20, 2008. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard has been developing ballast water discharge standards, which could set maximum acceptable discharge limits for invasive species, or lead to requirements for active treatment of ballast water. The U.S. House of Representatives passed a bill in 2008 that amended NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, some states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. These requirements could increase the costs of operating in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35 percent of the gross tonnage of the world’s merchant shipping. As of April 20, 2009 the BWM Convention has been adopted by eighteen states, representing 15.36 percent of world tonnage.

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

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. A new treaty is expected to be adopted at the United Nationals climate change conference scheduled for December 2009 in Copenhagen and there is pressure to include shipping in this new treaty. The European Union intends to expand its emissions trading scheme to vessels. The U.S. Congress is also expected to take up climate change legislation this session. On April 17, 2009, the United States EPA Administrator signed a proposed finding that greenhouse gases threaten the public health and safety and that emissions from new motor vehicles and motor vehicle engines contribute to concentrations of these greenhouse gases in the atmosphere. Although the proposal does not extend to vessels and vessel engines, the EPA is also separately considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $8.3 million in 2008. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

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

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2008-2009, our P&I club insurance premiums increased by between 12% and 16% for most of our vessels. Our hull and machinery insurance premiums also increased in most cases by between 7.5% and 12.75%. We have been advised that for 2008-2009 our P&I club insurance premiums will increase, depending on vessel, by between 6% and 11% approximately and our hull and machinery insurance premiums by 23%, even after taking account of reduced vessel values. In addition, “war risk” coverage for vessels operating in certain geographical areas has doubled, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

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

Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include Overseas Shipholding Group Inc., Teekay Shipping Corporation and General Maritime Corporation. There are also numerous, smaller tanker operators in the Atlantic basin.

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

Overview

As at March 31, 2009, we operated a fleet of 46 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs, ten suezmaxes, eleven aframaxes, seven panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations—2008

The year 2008 proved to be one of the strongest in the past ten years in terms of crude tanker rates, with significant increases over average rates achieved in 2007. As a result, those operators with crude tankers enjoyed good earnings, achieving marked increases over 2007, especially during the second and third quarters when markets traditionally suffer a seasonal downturn. The tanker fleet saw little or no increases in the number of suezmaxes and VLCCs, while the number of aframaxes and panamaxes increased by less than 10%. However, long-haul transportation of crude continued to increase for much of the year as a result of increased OPEC production, especially from Saudi Arabia, which more than absorbed the impact of the increased number of crude tankers. Increased oil imports into China not only from the Middle East but also from West Africa and Venezuela gave an additional boost to long-haul routes. The number of product carriers increased more significantly which contributed to keeping product carrier rates relatively flat during 2008, as in 2007, although there was some improvement in rates towards the end of the year.

There was no growth in world oil demand. Indeed, demand fell fractionally by 0.4% compared to a 1.1% increase in 2007, much of the decline occurring in the latter part of the year as the international financial crisis developed further into a worldwide economic crisis resulting in a steep decline in the growth of oil demand despite falling oil prices. But even earlier in the year the increasing price of oil was at last having a negative impact on oil demand having been surprisingly price resistant in previous periods. The decline in U.S. demand by nearly 5% especially contributed to the overall decline, having the greatest consumption per capita, although continued growth in developing nations, including China, offset much of the impact of this decline. The combination of lower oil demand yet higher oil production in the first half of the year followed by falling oil prices leading to sharply reduced oil production quotas by OPEC later in the year, inevitably resulted in a growth of crude inventories to exceptionally high levels by the year end.

The US Dollar, the functional currency for many shipping companies, remained weak for much of the year against other major currencies and in particular the Euro against which it suffered a further 7% fall compared to 2007, despite a period of strengthening in the second half of the year. By the end of the year, impacted by the financial crisis and remedial interest rate cuts, the US dollar again started to decline against the Euro negatively impacting those maritime companies which have significant expenditures in Euro. The fall in short and long term interest rates, while being a welcome reduction in financing costs, had a reduced benefit for the many companies that had previously attempted to protect themselves against rising interest rates by fixing rates through hedging interest rate swaps.

Our fleet achieved voyage revenues of $623.0 million, an increase of 24.5% from $500.6 million achieved in 2007 due partly to the increase of the average size of the fleet to 44.1 from 41.7. More importantly, the average daily time charter rate per vessel after deducting voyage expenses, increased to $34,600 compared to $29,421 in 2007. Voyage expenses had increased, despite a fall in operating days on spot and contract of affreightment voyages, because of higher bunker prices caused by increasing oil prices. Operating expenses increased by 32.7% to $143.8 million due to the increase in the size of the fleet and an increase in costs mainly due to crew wage increases and the appreciation of the Euro against the US dollar. During 2008, seven vessels underwent dry-docking for survey purposes and considerable expenditure was incurred on routine repairs and maintenance which is expensed immediately.

Depreciation was $85.5 million in 2008 compared to $81.6 million in 2007 due to the net addition of vessels. This was offset by the impact of a change in the scrap price, used for estimating the residual value of vessels in the calculation of depreciation, from $180 per lightweight ton to $300. The effect of this change in estimation was to reduce depreciation by $5.3 million in 2008. Management fees totaled $12.0 million for 2008 compared to $9.8 million for 2007, an increase of 23.1%, due both to the increase in number of vessels in the fleet and the increase in monthly fees. General and administrative expenses were $4.6 million during 2008 compared to $4.4 million during 2007

Capital gains on the sale of one operating vessels were $34.6 million, compared to the sale of three vessels in 2007 with total gains of $68.9 million. Operating income increased to $278.8 million in 2008 from $249.7 million in 2007, an 11.7% increase. Financing costs increased by 7.1% in 2008 to $82.9 million. Despite a fall in total loan interest due to reduced interest rates, non-cash negative movements on non-hedging interest rate swaps contributed to the overall increase in finance costs. Net income was $202.9 million, compared to $183.2 million in 2007, a 10.8% increase. Diluted income per share increased to $5.33 in 2008, based on 38.05 million diluted weighted average shares outstanding, to $4.79 in 2007, based on 38.23 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2008 were:

•	the delivery of the two panamaxes Selecao and Socrates and the two aframaxes Maria Princess and Nippon Princess;

•	the repurchase of the suezmaxes Decathlon and Pentathlon, sold five years previously as part of a sale and lease-back deal;

•	the sale of the aframax Olympia with a gain of $34.6 million;

•	the dry-docking of Maya, Inca, Marathon, Victory, Parthenon, Hesnes and Andes for their mandatory special survey;

•	the buy-back of 392,400 shares for cancellation and 812,700 shares as Treasury Stock (of which 286,000 were utilized on the vesting of restricted share units), and

•

the payment to our shareholders a dividend of $0.90 per common share in April in respect of the fiscal year 2007 and $0.90 per common share in October, the first dividend with respect to fiscal year 2008. Total cash paid out on dividends amounted to $67.2 million.

The Company operated the following types of vessels during, and at the end of, 2008:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	3.0	10.0	9.4	6.7	6.0	8.0	44.1
Number of vessels at end of year	1.0	3.0	10.0	11.0	7.0	6.0	8.0	46.0
Dwt at end of year (in thousands)	85.6	899.8	1,639.3	1,190.8	490.2	318.5	297.7	4,922
Percentage of total fleet	1.7%	18.3%	33.3%	24.2%	10.0%	6.5%	6.0%	100.0%
Average age, in years, at end of year	2.1	13.7	4.4	4.4	8.0	3.7	2.7	6.1

We believe that the key factors which determined our financial performance in 2008, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakening dollar and higher operating and fuel costs;

•	our control over financial costs by negotiating competitive terms with reputable banks, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2009. To these may be added:

•	a relatively active charter market in comparison to other sectors of the shipping world and compared to historical levels;

•

the securing of a high level of utilization for our vessels (as at March 31, 2009, 66% of the remaining operational days available for 2009, and 42% for 2010, excluding expected new deliveries, have secured employment);

•

the continued appetite by oil majors to fix forward on medium to long term charters at economic rates which are still higher than the historical average, although for shorter periods due to the uncertainty caused by the global financial crisis;

•	the delivery of the four newbuildings that will join the fleet in the second half of 2009 and early 2010; and

•

the repurchase of our common shares at favorable prices. During the first quarter of 2009, we repurchased 231,100 shares as Treasury Stock under a fixed repurchase plan at a total cost of approximately $3.8 million.

Looking forward and given lower oil demand levels, high crude inventory levels, the continued lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about cuts in their production levels, low oil prices may continue through 2009, although there is some indication that oil prices may further increase from the low levels seen at the beginning of 2009. Although demand from China, India and other developing countries will continue to have a beneficial impact on transportation requirements for petroleum and its products, the overall decreased demand for oil and the increase in new vessel supply, partly offset by scrapping, suggests strongly that full recovery in oil market conditions will not be expected until the latter part of 2009 and possibly not until 2010.

We expect that 2009 will prove to be a challenging year for the tanker industry. The current economic crisis will have a continuing negative impact on the demand for and transportation of oil. This together with the forecasted increase in the size of the tanker fleet and recent OPEC oil production cuts will contribute to pushing freight rates down. Nevertheless, there are factors which are likely to soften this impact. Firstly, the governments of the world are making a concerted effort to revitalize the world economy. Secondly, the gradually rising level of oil prices will eventually result in a cessation of cuts and possibly a reversal as the oil producing nations seek to increase their cash receipts. One benefit of lower oil prices to date this year has been the employment of vessels for oil storage to take advantage of the oil price contango. The new trading patterns with long-haul requirements we have seen emerge over the past few years will continue to absorb many of the new vessels to be delivered and we would expect that the IMO and European Union regulations relating to the phase-out of single-hull tankers should begin to have a significant compensating impact on the supply/demand balance of tanker availability.

Subsequent Events

On March 19, 2009, our board of directors declared a dividend of $0.85 cents per share be paid on April 30, 2009 to shareholders of record on April 24, 2009.

General Market Overview – World Oil Demand / Supply and Trade

(Source: ICAP Shipping, London)

The price of crude oil continued to rise sharply in the first half of 2008. From a starting point of $99 per barrel at the turn of the year, WTI spot prices rose to peak prices above $145/barrel in July. The rise in prices caused OPEC to continue increasing crude oil production in the first seven months of the year, driving tanker earnings to the highest levels witnessed since late 2004 in most markets. After July, oil prices declined sharply as a result of the deterioration in the world economy, the collapse of financial markets, declining oil demand and bearish market sentiment. The fall in prices and in demand and rising oil inventories led OPEC to reduce crude oil production and exports resulting in lower, albeit historically high, tanker earnings in the second half of the year. In the first quarter of 2009 oil prices stabilized in a trading range of $35-$55/barrel as OPEC continued to reduce production levels.

According to the International Energy Agency (IEA), world oil demand fell by 0.37 million bpd in 2008, the first fall in global demand since 1985. Large falls in demand were recorded in the developed OECD countries. North American demand fell by as much as 1.24 million bpd, while OECD Europe’s demand and the OECD Pacific region’s demand fell by 0.09 million bpd and 0.32 million bpd respectively. However, these falls were partially offset by further increases in demand in developing countries. Chinese demand grew by a further 0.32 million bpd, while Indian demand grew by 0.13 million bpd. Demand growth of 0.25 million bpd was recorded in Latin America and Middle Eastern demand grew by 0.42 million bpd.

Although oil demand declined for the year as a whole, the supply of oil—including biofuels, condensates and oil from non-conventional sources—increased from 85.55 million bpd to 86.46 million bpd. The largest increase came from Middle Eastern crude oil production which increased by 0.86 million bpd according to IEA data. There were also gains in Brazilian production, African production, production in the Asia Pacific region, in biofuels and OPEC natural gas liquids output. Some of these gains were offset by declines in production in the North Sea, North America and the Former Soviet Union.

Seaborne crude oil trade is estimated to have increased by 260,000 bpd in 2008 or 0.7%, however crude oil tonne-miles trade (international trade x distance travelled) is estimated to have increased by a more substantial 2.7% due to reductions in short-haul exports from the North Sea, Mexico, Venezuela and Russia and an increase in long-haul exports from the Middle East.

Major developments in crude oil trade included a 290,000 bpd year-on-year increase in Chinese crude oil imports, including an increase in imports from the Middle East of 330,000 bpd. U.S. imports declined by 3% overall, however most of the decline was in short-haul and medium-haul trade from Mexico, Venezuela, Africa and Europe, while long-haul imports from the Arabian Gulf increased by 11%, leading to an overall increase in tonne-miles. Crude oil imports into Japan and Korea meanwhile remained virtually unchanged from 2007 levels on average.

Geographical mismatches between volumes and types of products produced by oil refiners and demanded by end users continued to drive demand for products tankers in 2008. Price differentials between product prices in various regions meant that there were substantial unusual arbitrage trades that increased products tanker demand.

Imports of gasoline, distillates, jet fuel and fuel oil into the United States, the world largest products importing country, declined from 2007’s level of 2.0 million barrels to 1.7 million barrels. However, U.S. refiners found it profitable to produce distillates for export and surging exports to Latin America and Europe contributed to very firm rates for MR products carriers. Total U.S. petroleum products exports increased by 16% from 1.2 million bpd to 1.4 million bpd in 2008. Continued economic growth in Latin America as well as shortages of natural gas and hydro-electric power led to strong demand for middle distillate imports. Meanwhile Europe’s structural surplus of gasoline and deficit in gasoil, together with reductions in the permissible levels of sulfur in European distillate fuels, meant that owners of MR products carriers were able to benefit from westbound Transatlantic gasoline trade and return eastbound Transatlantic gasoil trade, increasing their daily returns.

China also imported additional volumes of refined products in 2008 in order to ensure adequate supplies in advance of the expected increase in demand for transportation fuels around the time of the Olympic Games. China’s refined products imports increased by 15% in 2008 to 38.8 million tonnes from 33.8 million tonnes in 2007, with monthly imports in the middle of the year at the highest levels since 2004. Other long-haul products trades increased demand for LR1 and LR2 products carriers. These trades included imports of gasoil and jet fuel into Europe from the Far East and reverse flows of naphtha from Europe back to the Far East.

Looking forward, the IEA in its March 2009 report forecast a decrease in global oil demand of 1.25 million bpd in 2009 as a result of the severe downturn in the world economy. The reduction in oil demand has led to reduced OPEC crude oil production and reduced refinery runs, which in turn means lower demand for crude oil and lower production of refined petroleum products. Tanker freight rates have found some support from demand for tankers to store oil as a result of the contango in oil prices, but it is expected that resumption in oil demand growth and an increase in OPEC crude oil production will be needed in order to create a sustained rise in tanker demand.

Although the timing of the return of oil demand growth remains uncertain at present, it is expected that over the medium term continued economic development in emerging economies will drive further oil demand growth. In its March 2009 Annual Energy Outlook the U.S. Energy Information Administration has projected in its Reference Case that global hydrocarbon liquids consumption will increase by 2.77 million bpd between 2010 and 2015, with an increase of 2.88 million bpd in developing non-OECD countries and a small decrease of 0.10 million bpd in the developed OECD countries.

World Tanker Fleet

In 2008 the supply side of the market continued to be shaped by the impending phase-out of non double hulled tankers under IMO regulations contained in MARPOL Annex 1. Many owners decided to remove their non double hulled vessels from the tanker trading fleet in spite of the strong freight market and the fact that most of the remaining non double hulled vessels would be permitted to continue trading until 2010 under the IMO regulations. Even after 2010 some vessels may be able to secure Port State and Flag State exemptions to continue trading but an increasing number of countries have indicated that they will not allow these vessels to call at their ports and terminals from 2010 and fewer charterers are willing to hire non double hulled tankers to transport their cargoes. The spillage of over 10,000 tonnes of crude oil from the single hulled “Hebei Spirit” off the Korean coastline in December 2007 has accelerated the move towards double hulled tonnage in Asian markets where the majority of the remaining non double hulled vessels now trade.

In the VLCC sector, 8% of the vessels that comprised the active trading fleet at the start of 2008 are believed to have been removed from service throughout the year, with the majority removed for conversion to dry bulk carriers prior to the collapse in dry bulk carrier freight rates. Other vessels were removed for conversion to floating production, storage and offloading vessels (FPSO) and floating storage units (FSU) while a handful of vessels were sold for demolition. In the Suezmax and Aframax sectors 4% of vessels were removed from the active trading fleet for conversion projects or demolition. In the Panamax (60,000 – 80,000 dwt) tanker segment 5% of the fleet was removed from service but in the medium range (MR) products tanker (45,000 – 55,000 dwt) sector less than 1% of the fleet was sold for demolition or converted because of the modern double hulled profile of the fleet. Strong fleet growth in the MR products tanker sector was offset to some extent by low fleet growth in the accompanying Handy tanker sector (27,000 – 45,000 dwt) where some 3% of vessels were removed from service – mainly for demolition.

Fleet growth varied considerably from sector to sector. In the VLCC segment there was slight negative fleet growth of 0.2% as the 41 removals outweighed the 40 vessels that were delivered. In the Suezmax sector just 14 vessels were delivered, compared to the anticipated 21 vessels meaning that fleet growth of just one vessel or 0.3% was recorded. Other fleet sectors saw stronger growth. The 68 deliveries in the Aframax sector resulted in net fleet growth of 40 vessels or 5.5%. In the Panamax sector there was net fleet growth of 23 vessels or 7.6% and in the MR and Handy tanker sectors there was net fleet growth of 118 and 24 vessels respectively or 20.7% and 2.7%.

The tanker fleet between 27,000 and 445,000 dwt grew by some 4% in 2008 to 371 million dwt at the start of 2009. 2008 witnessed further heavy ordering particularly in the large tanker segments. where over 100 VLCCs and over 50 Suezmaxes were ordered at shipyards. As of 1st January there was a substantial orderbook for new vessels to be delivered between 2009 and 2013, comprising a total of 162 million dwt for these size ranges or 44% of the existing fleet. This compares to a non double hulled fleet of 58 million dwt. The forward orderbook means that we expect to see strong fleet growth in several market sectors between 2009 and 2011 in spite of the removal of more non double hulled tonnage. However, the outlook for fleet growth has become less certain because of the difficulty that shipowners are now facing in securing financing for payments to shipyards and also due to some uncertainty about the financial stability of some of the shipyards themselves. There is therefore significant potential for greater than usual delays to newbuilding delivery schedules and the possibility of the postponement or cancellation of some tanker newbuilding orders. These developments may alleviate some of the supply side pressure on the tanker market over the next 3 years.

Newbuildings

Newbuilding Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008
VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m
Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$91m
Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m
47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m

Tanker newbuilding prices continued to increase in the first seven months of 2008. Indicative newbuilding prices at South Korean yards for VLCCs rose to $165 million by July while Suezmax prices had risen to $97.5 million by that time. The second quarter of the year saw particularly heavy ordering of VLCCs with most vessels being contracted at prices in the $150-$160 million price range. There were also several Suezmax contracts placed during the second quarter of the year at prices reported to be around the $95 million level.

Indicative Aframax newbuilding prices rose to as high as $81 million at South Korean shipyards by the third quarter of the year but contracting was not as active in this market segment as in the larger sizes. Newbuilding prices for MR products carriers in South Korea were more stable – with indicative prices rising to a peak of $54 million in the third quarter. There was continued interest in ordering MR products carriers in the first three quarters of the year with most vessels contracted at prices reported to be $52-$53 million at shipyards in South Korea.

Strong freight markets in both the tanker and dry cargo sectors, heavy ordering of VLCCs, Suezmaxes and dry bulk carriers, together with long forward orderbooks and rising steel prices all contributed to the further increases in newbuilding prices in the first three quarters of the year. However the downturn in freight markets since then and the lack of available finance have led to the virtual cessation of newbuilding contracting. Although there is a distinct lack of actual contracts to set benchmark values, estimated newbuilding contract prices for Suezmaxes in South Korea at the end of the first quarter of 2009 had declined by 22% from the highs seen in the third quarter, while indicative newbuilding contract prices for Aframaxes had fallen by 17% from the peak levels.

Secondhand Prices

5-Year-Old Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008
VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m
Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m
Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m
47k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m

Secondhand prices also continued to rise during the first three quarters of 2008. Indicative prices for 5-year old VLCCs rose to as high as $165 million, while equivalent prices for Suezmaxes and Aframaxes rose to $104 million and $79 million in the third quarter, respectively. Indicative prices for 5-year old MR products tankers rose to $54 million. However, the actual volume of sales of modern double hulled tonnage was limited. In the VLCC sector most sale and purchase activity surrounded sales of single hulled vessels for conversion projects with just a handful of recorded sales of modern VLCCs. Since September, tanker secondhand sale and purchase activity has been even more restricted. However indicative prices for 5-year old Suezmaxes and Aframaxes have each declined by some 40% from the peak values.

Earnings

Spot market earnings rose very sharply in the large tanker segments in 2008, while spot market earnings for MR products carriers increased in spite of strong fleet growth and a downturn in U.S. products imports.

VLCC

Benchmark VLCC spot market earnings in 2008 were over twice as high as those seen in 2007 as a result of sharp increases in OPEC crude oil production, negative fleet growth, and growth in long-haul crude oil trade into China and the United States. In addition Iran’s use of VLCCs for crude oil storage in the second quarter of the year absorbed tonnage and contributed to the rise in the market. There was also an increase in demand for double hulled tonnage as some Far Eastern charterers reduced their use of single hulled vessels following the “Hebei Spirit” incident. Following the incident there was more bullish market sentiment among owners of double hulled tonnage which also contributed to the market’s rise.

Falling oil demand, poorer refining margins leading to reduced demand for crude oil from refiners and sharp reductions in OPEC crude oil production meant that earnings in the fourth quarter of the year were lower. Earnings have fallen even further in the first quarter of 2009 to levels comparable with the annual average earnings seen in 2007. The reduction in demand for VLCCs to transport cargoes has, however, been partially offset by strong demand for vessels to store crude oil as a result of the contango in crude oil prices. As many as 40 vessels or 8% of the trading fleet has been involved in storage employment in the first quarter of 2009.

Suezmax

Freight rates in the Suezmax market also rose very strongly in 2008, with earnings on benchmark routes increasing by 85% from the levels seen in 2007. Suezmaxes benefited from many of the same factors that drove VLCC earnings to very high levels, including increased OPEC production and very low fleet growth. Increased exports from the Turkish port of Ceyhan due to the stabilization of flows of crude oil via the pipeline from Iraq’s northern oil fields; and due to increased exports of Azeri crude oil up until August, also increased demand for Suezmax tankers in the Mediterranean. Demand for Suezmaxes was also bolstered by further rises in Brazilian crude oil production. Port workers’ strikes and delays in the Mediterranean and Turkish Straits also contributed to the strength of the market in 2008.

Benchmark spot market earnings for Suezmaxes also declined in the first quarter of 2009 to levels comparable with the 2007 annual average level as OPEC production and demand for crude oil from refiners declined. Some Suezmax tankers have been employed in storing crude oil cargoes but not to the same extent that has been seen in the VLCC sector. However, further increases in Brazilian production and higher levels of crude exports from the former Soviet countries via the Black Sea and Mediterranean than in the last few months of 2008 have partially offset declines in Suezmax demand elsewhere.

Aframax

Freight rates for Aframaxes increased very strongly in 2008, although not to quite the same extent as in the VLCC and Suezmax sectors. Benchmark spot market earnings were nevertheless 58% higher than in 2007. Earnings in the North Sea, Baltic and Mediterranean markets rose particularly strongly (rising by 85%, 66% and 63%, respectively). The increases in earnings in the Caribbean and in the AG-Far East markets, while substantial, were not quite so dramatic at 48% and 37%, respectively.

While the Aframax sector also benefited from the increase in OPEC crude oil production and rising exports of Azeri crude oil from Ceyhan from January to August, there was further growth in the fleet of 5.5% and a decline in oil production in some traditional Aframax loading areas such as the North Sea and Mexico. Strikes at Mediterranean ports and delays in transiting the Turkish Straits also led to rises in Aframax earnings in 2008. Aframax earnings declined in the first quarter of 2009, with benchmark average earnings some 53% lower than the average level seen in 2008.

Products Carriers

Benchmark spot market earnings for MR Products carriers increased by 7% in 2008. The products carrier market was faced with declining imports into the United States and strong fleet growth, nevertheless strong growth in U.S. products exports to Latin America and Europe and strong Chinese import requirements in order to boost stocks ahead of the Olympic Games in August 2008 helped to support the market. Regional products type mismatches and arbitrage opportunities led to short-term surges in products tanker demand for both medium range products carriers and long range vessels which increased earnings levels. As is the case with the other sectors of the tanker market, earnings for products carriers have fallen back in the first quarter of 2009, declining by some 39% from the average levels seen in 2008.

Chartering Strategy

We typically charter our vessels to third parties in any of three basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as maintenance and repair, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past two years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

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

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled the Company to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of its vessels on a market basis. As at March 31, 2009, we have 38 of our 46 vessels managed on time charter or other form of period employment, ensuring that at least 66% of 2009 availability and 42% of 2010 is already fixed.

Our Board of Directors, through its Chartering Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the technical manager, Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with Tsakos Shipping enables us to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 36 years of existence and high quality commercial and technical service. Tsakos Shipping manages our vessels of the Company plus another 25 operating vessels, mostly container and dry cargo vessels, but also some single and double hull tankers. Apart from the customer relations, we are also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for our vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Our significant accounting policies are described in Note 1 of the attached consolidated financial statements. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bareboat and voyage charters, contracts of affreightment and, until January 2007, pool arrangements. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are accounted for in the period incurred on an accrual basis. Vessel voyage and operating expenses of vessels operating under a tanker pool are aggregated by the pool manager and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed and determinable at that date.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008 (previously calculated at $180 per lightweight ton). The impact of the increase in the scrap price used in the estimation of residual values was to reduce the depreciation charge for 2008 by $5.3 million. We revised our estimate of scrap prices, as prices in the past five years reached historically high levels, significantly in excess of $300. In the latter part of 2008 prices fell to $250 and have since returned to over $300. While we expect the level of scrap prices over the near future to be relatively flat due to the economic crisis and an anticipated high amount of scrapping within the shipping industry as a whole, we also expect commodity prices to start to rise again as soon as the crisis shows signs of abating. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

In order to identify indicators of impairment, test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of its fair market values as provided by two independent and reputable brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Economic forecasts of world growth and inflation are also taken into account. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

The estimations also take into account new regulations regarding the permissible trading of tankers depending on their structure and age. As a consequence of new European Union regulations effective from October 2003, the IMO adopted new regulations in December 2003 regarding early phase out of non-double hull tankers. Since April 2007, the Company has owned only double-hulled vessels.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic crisis continues to have a negative impact on oil demand over an extended period of time, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur. Management performs tests the value and future cash flows for the possibility of impairment on a quarterly basis.

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

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of any long-term bank loan with a fixed interest rate is estimated and compared to its carrying amount. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall in from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap agreements held by the Company are determined through Level 2 of the fair value hierarchy as defined in FAS 157 “Fair Value Measurements” and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

Recent Accounting Pronouncements

On December 4, 2007, the FASB issued Statement 141(R), “Business Combinations” and Statement 160, “Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51.” These new standards will significantly change the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. Statement 141(R) and Statement 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. Early adoption is prohibited. Statement 141(R) replaces Statement 141 “Business Combinations”, and establishes several new principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired. Due to the prospective application requirement, SFAS 141R did not impact our consolidated statement of financial position, results of operations or cash flows.

Statement 160 establishes new accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. It is effective for the Company beginning January 1, 2009, and is required to be applied prospectively as of the beginning of the fiscal year in which it initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company does not believe that the adoption of Statement 160 will have a material impact on its earnings and financial position.

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133. Statement 161 amends and expands the disclosure requirements of FASB Statement 133 with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of the adoption of Statement 161 on its consolidated financial statements and footnote disclosures.

In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles.” This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).This statement is effective 60 days following the SEC’s approval of the PCAOB amendment to AU Section 411. The Company does not expect that the adoption of FAS 162 will have a significant impact.

Basis of Presentation and General Information

Voyage revenues. Revenues are generated from freight billings and time charters. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Net operating revenues of vessels operating under a tanker pool are calculated on a time charter equivalent basis and are allocated to the pool participants according to an agreed upon formula. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. During 2008, we hired two vessels (Cape Baker and Cape Balboa), which had been hired as part of sale and leaseback transactions until their repurchase under the same agreements in the fourth quarter of 2008, as described in the accompanying consolidated financial statements. As of December 31, 2008, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. As of July 1, 2004, all vessels had a management fee of $18,000 per month, except for chartered-in vessels, where the fee decreased to $12,500 per month. The management agreement was amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis, and $15,000 for vessels under construction. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered-in vessels or chartered out on a bareboat basis or vessels under construction. Under the same terms, the monthly fees have been increased to $23,700 and $17,500, respectively, effective January 1, 2009.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values, calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carrier), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 10 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. There were no impairment losses in the years 2003 to 2008.

As at December 31, 2008 the market value of our fleet was approximately $2.8 billion, based on valuations received from two independent and reputable brokers. On the basis of these valuations and future cash flow tests, we determined that no impairment of the carrying value of any vessel, including older vessels, was required. Given the continuing and deepening economic crisis and the lack of sale and purchase transactions since December 31, 2008, we believe that the values provided as at that date are no longer applicable and may have fallen further to a level which may not be readily determinable given the absence of market information.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectibility is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2008, we received approximately $10.8 million in proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurers, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Within the consolidated statements of cash flows therefore, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Year ended December 31, 2008 versus year ended December 31, 2007

Voyage revenues

Revenue from vessels was $623.0 million during the year ended December 31, 2008 compared to $500.6 million during the year ended December 31, 2007, a 24.5% increase partly resulting from an increase in the number of vessels to an average of 44.1 in 2008 from an average of 41.7 in 2007. More importantly, the average time charter equivalent rate per vessel achieved for the year 2008 was $34,600 per day compared to $29,421 for the previous year. During the course of 2008, two panamax tankers and two aframax tankers were newly-delivered to us. One vessel was sold. The fleet had 97.3% employment compared to 96.6% in the previous year, mainly because dry-docking activity for surveys and vessel upgrade was higher in 2007.

Commissions

Commissions during 2008 amounted to $23.0 million, or 3.7% of revenue from vessels compared to 3.6% in the prior year in which commissions totaled $18.0 million.

Voyage expenses

Voyage expenses include all our costs, other than vessel operating expenses and commissions that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $83.1 million during 2008 compared to $72.1 million during the prior year, a 15.2% increase, despite the fact that the total operating days on spot charter and contract of affreightment totaled only 2,712 days in 2008 compared to 3,526 days in 2007. Although voyage expenses are highly dependent on the voyage patterns followed, much of the increase can be explained partly by the average cost of bunkers (fuel), which accounted for 72% of total voyage expenses in 2008, increasing by over 45% from 2007 to 2008 due to further significant increases in the price of oil during 2008. Part of the increase may also be explained by the consumption of fuel by those vessels voyaging to and from dry-dock yards, the costs of which are borne by the Company even if the vessel is on time-charter. In addition, there was higher dry-dock activity in 2008, and also an extensive repositioning voyage by the LNG carrier which incurred significant bunker expense. Port expenses in total were the same as the previous year, but in relation to the number of days on spot and contract of affreightment, also effectively increased over the prior year. Again, much of this was due to the dry-dock activity, most agent expenses being expensed, and the repositioning of the LNG carrier, as well as increased Continental activity where port services tend to be relatively expensive and payable in Euro.

Charter hire expense

Charter hire expense was $13.5 million for 2008 and $15.3 million for 2007. The charter hire expense relates primarily to the two vessels, Cape Baker and Cape Balboa, which were time chartered throughout 2007 and until their repurchase by us in October and November 2008, respectively.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $143.8 million during 2008 compared to $108.4 million during 2007, an increase of 32.7% due to the increase in the size of the fleet and an increase of costs.

Operating expenses per ship per day for the fleet increased to $9,450 for 2008 from $7,669 in 2007, a 23.2% increase. This increase was primarily due to significant increases in crew costs due to pay increases and because of the 7.3% appreciation of the Euro during 2008 which also primarily affected crew costs. Also, advantage was taken of the dry-dockings of vessels during 2008 to undertake delayed routine repairs and replacements, the costs of which were necessarily expensed as they were not part of the cost of dry-dockings.

Depreciation

Depreciation was $85.5 million during 2008 compared to $81.6 million during 2007, an increase of 4.8%, due to the addition of four new, mostly high-value vessels offset by the sale of one older vessel, the aframax Olympia and our decision to increase the residual value of the vessel when calculating depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. Previously this was calculated at $180 per lightweight ton. As from January 1, 2008, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. We have taken this decision as steel prices and related scrap values had increased substantially over the past five years and reached historically high levels significantly in excess of $300 per lightweight ton, although more recently prices have fallen back to approximately $300 due to the credit crisis. The impact of the increase in the scrap price used in the estimation of residual values was a reduction in depreciation expense in 2008 of approximately $5.3 million. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2008, amortization of deferred dry-docking charges was $5.3 million compared to $3.2 million during 2007, an increase of 64.2%. The increase was mainly due to the heavy program of dry-dockings occurring throughout 2008 and because the dry-dockings in 2007 mostly took place in the second half of the year.

Management fees

Management fees are primarily the fixed fees per vessel we pay to Tsakos Energy Management Limited under the management agreement. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered in or chartered out on a bareboat basis and for vessels under construction. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, the monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered in vessels and vessels on bareboat charter and for vessels under construction. In accordance with the terms of the same agreement, monthly fees have been increased to $23,700 and $17,500 respectively from January 1, 2009. During 2008, the newly delivered Socrates and Selecao and the repurchased Decathlon and Pentathlon have been put under third-party ship managers. The LNG carrier was also under third-party management for both 2007 and 2008. Also six more vessels had their crewing operations managed by a third-party ship manager for both years.

Management fees totaled $12.0 million for 2008 compared to $9.8 million for 2007, an increase of 23.1%, due both to the increase in number of vessels in the fleet and the increase in monthly fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.6 million during 2008 compared to $4.4 million during 2007, an increase of 5.6 % due mainly to increases in advertising expenses.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,031 in 2008 compared to $930 in 2007, mainly due to the increase in management fees. If the incentive award and stock compensation expense described below are taken into account, the 2008 daily overhead cost per vessel is $1,514 compared to $1,565 for 2007.

Management incentive award

In accordance with the management agreement between us and Tsakos Energy Management and as approved by our board of directors, $4.75 million is to be paid in 2009 to Tsakos Energy Management due to our success during 2008 in achieving a return of 23.7% on opening equity for 2008. In the previous year, an award of $4.0 million was approved for achieving a 24.2% target.

Stock compensation expense

In March 2007, 580,000 restricted share units (“RSUs”) were issued to directors, officers and staff of the commercial and technical managers and of the vessels, 50% of which vested on December 31, 2008 and the remaining 50% will vest on December 31, 2010. In addition, 20,000 RSUs which had been issued to the non-executive directors vested on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to the non-executive directors which vested on June 1, 2008. An additional 1,000 RSUs were issued on June 1, 2007 to one non-executive director, which vested immediately. The 2008 compensation expense of $3.0 million represents the combined amortization. In 2007, an amount of $5.7 million was amortized. The reduction in compensation expense is mainly due to the fact that two-thirds of the RSUs were issued to staff of the commercial and technical managers who are considered as non-employees and, therefore, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the share price fell in the latter part of 2008, the amortization charge fell accordingly.

Amortization of the deferred gain on the sale of vessels.

We sold two suezmaxes in a sale and leaseback transaction during 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period to late 2008. The amortization of this gain amounted to $0.6 million in 2008 compared to $3.2 million for 2007. In March 2008, the decision was made to re-acquire the vessels at which point any further amortization ceased and the remaining unamortized gain ultimately set against the purchase price of the vessels which were repurchased in the fourth quarter of 2008.

Gain on sale of vessels

During 2008, we sold the aframax tanker Olympia for net sales proceeds of $62.1 million resulting in a gain of approximately $34.6 million. In 2007, the Company sold the aframax tankers Maria Tsakos and Athens 2004 together for a total of $122.1 million, resulting in a combined gain of $61.8 million, and the panamax Bregen was also sold for $22.9 million resulting in a gain of $6.4 million. Further sundry capital gains amounted to $0.7 million.

Operating income

Income from vessel operations was $278.8 million during 2008 versus $249.7 million during 2007, an 11.7% increase.

Interest and finance costs, net

Interest and finance costs, net were $82.9 million for 2008 compared to $77.4 million for 2007, a 7.1% increase. Loan interest, including payment of swap interest, decreased to $70.2 million from $77.0 million, an 8.8% decrease. Total weighted average bank loans outstanding were approximately $1,417 million for 2008 compared to $1,365 million for 2007. The average loan financing cost in 2008, including the impact of swap interest, was 4.96% compared to 5.64% for 2007.

There was a net negative movement of $15.5 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2008 compared to a negative $7.8 million for 2007.

Capitalized interest in 2008 was $4.3 million compared to $8.9 million in the previous year. The decline is due primarily to the decrease in the number of vessels under construction, with four newbuildings delivered in 2008, leaving only four to be delivered over the following fifteen months.

Amortization of loan expenses was $0.9 million in 2008 and in 2007. Other loan charges, including commitment fees amounted to $0.6 million in 2008 and in 2007.

Interest and investment income

For 2008, interest and investment income amounting to $8.4 million related to bank deposits, while for 2007, $13.3 million related to bank deposits and gain on disposal of investments amounting to $4.2 million. Also in 2008, although the average cash balances were higher, this was offset by lower interest rates on deposits.

Minority interest

The amount earned by the minority (49%) interest in the shareholding of the subsidiary which owns the owning companies of the vessels Maya and Inca was $1.1 million in 2008 compared to $3.4 million in 2007. The reduction is due to the fall in net income generated by the two vessels caused by time lost in 2008 on dry-dockings for repair and special survey purposes.

Net income

As a result of the foregoing, net income for 2008 was $202.9 million, or $5.33 per diluted share versus $183.2 million or $4.79 per diluted share for 2007.

Year ended December 31, 2007 versus year ended December 31, 2006

Voyage revenues

Revenue from vessels was $500.6 million during the year ended December 31, 2007 compared to $427.7 million during the year ended December 31, 2006, a 17.1% increase primarily resulting from an increase in the number of vessels to an average of 47.1 in 2007 from an average of 33.8 in 2006. The average time charter equivalent rate per vessel achieved for the year 2007 was $29,421 per day compared to $30,154 for the previous year. During the course of 2007, one LNG carrier, two ice-class suezmax tankers, two aframax tankers and four ice-class handysize product carriers were newly-delivered to the Company. Three vessels were sold. The fleet had 96.6% employment compared to 97.4% in the previous year, mainly because dry-docking activity was higher in 2007.

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

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $108.4 million during 2007 compared to $ 76.1 million during 2006, an increase of 42.4% due to the increase in the size of the fleet and an increase of costs.

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

Amortization

We amortize the cost of dry-docking and special surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2007, amortization of deferred dry-docking charges was $3.2 million as compared to $4.9 million during 2006, a decrease of 33.8%. The decrease was mainly due to the sale of three vessels in 2007 on which there were still balances of unamortized deferred dry-docking charges which were included in determination of gains on sale and because the dry-dockings in 2007 mostly took place in the second half of the year.

Management fees

Management fees are the fixed fees per vessel we pay to Tsakos Energy Management under a management agreement between the companies. During 2007, we paid Tsakos Energy Management fixed monthly fees per vessel under the management agreement. The monthly fee during 2007 was $20,000 and in 2006 was $18,000 for all vessels except the chartered-in vessels, where the fee was $15,000 and $12,500 per month, respectively. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. Management fees totaled $9.8 million for 2007 compared to $7.1 million for 2006, an increase of 37.4%, due both to the increase in number of vessels in the fleet and the increase in monthly fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.4 million during 2007 compared to $3.5 million during 2006, an increase of 24.8% due mainly to increases in audit fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management represents our overhead. On a per vessel basis, daily overhead costs were $930 in 2007 compared to $860 in 2006, mainly due to the increase in audit fees. If the incentive award and stock compensation expense described below are taken into account, the 2007 daily overhead cost per vessel is $1,565 compared to $1,162 for 2006.

Management incentive award

In accordance with the management agreement between us and Tsakos Energy Management and as approved by our board of directors, $4.0 million was paid in April 2008 to Tsakos Energy Management due to our success during 2007 in achieving a return of 24.2% on opening equity for 2007. In the previous year, an award of $3.5 million was achieved for exceeding the 25% target.

Stock compensation expense

In March 2007, officers and staff of the commercial and technical managers and of the vessels were issued 580,000 RSUs, 50% of which vested on December 31, 2008 and the remaining 50% will vest on December 31, 2010. On June 1, 2006, 20,000 RSUs had been issued to be shared between the non-executive directors. These RSUs vested on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to the non-executive directors which vest on June 1, 2008. An additional 1,000 RSUs were issued on June 1, 2007 to one non-executive director, which vested immediately. The compensation expense of $5.7 million represents the combined amortization. In 2006, an amount of $0.2 million was amortized and included in General and Administrative expenses. The 2006 amortization has been reclassified to be shown separately as Stock compensation expense.

Amortization of the deferred gain on the sale of vessels

We sold two suezmaxes in a sale and leaseback transaction during 2003. The total gain of $15.8 million was deferred and is being amortized over the five year minimum charter period to late 2008. The amortization of this gain amounted to $3.2 million for both 2007 and 2006. In the fourth quarter of 2008, both vessels will be re-acquired by us in accordance with the related repurchase option which has been recently exercised.

Gain on sale of vessels

During 2007, we sold the aframax tankers Maria Tsakos and Athens 2004 to the same buyer for a total of $122.1 million, resulting in a combined gain of $61.8 million, and the panamax Bregen was also sold for $22.9 million resulting in a gain of $6.4 million. Further sundry capital gains amounted to $0/7 million. In 2006, the Company sold three operating tankers for gains totaling $38.0 million.

Operating income

Income from vessel operations was $249.7 million during 2007 versus $205.2 million during 2006, a 21.7% increase.

Gain on sale of shares in subsidiary

During the fourth quarter 2006, we sold to FLOPEC of Ecuador 49% of the shares of the holding company of the two vessel-owning companies which hold the panamax vessels Maya and Inca. The sale resulted in recognition of a gain of $25.3 million. There were no sales of shares in subsidiaries during 2007.

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

We believe, given our current cash holdings (approximately $340 million at March 31, 2009) and the number of vessels we have on time charter, that even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity needs through January 1, 2010, taking into account our existing capital commitments and debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $173.7 million at December 31, 2008 compared to $136.9 million at December 31, 2007. Current assets increased to $370.8 million at December 31, 2008 from $276.1 million at December 31, 2007 mainly due to the increase in the cash balances to $312.2 million at December 31, 2008 from $181.4 million at December 31, 2007. In addition, in the consolidated balance sheets for the years ended December 31, 2008 and 2007, we have reclassified the long-term portion of financial instruments previously recorded within current liabilities, which had the effect of decreasing current liabilities at December 31, 2007 by $27.0 million. Current liabilities increased to $189.5 million at December 31, 2008 from $132.2 million due mainly to increases in the current portion of long-term debt by approximately $47 million. More significantly, the current portion of the negative valuation on interest rate swaps increased by approximately $14 million as forward interest fell.

Net cash provided by operating activities was $274.1 million during 2008 compared to $190.6 million in the previous year, a 43.8% increase. The increase is mainly due to the increase in revenue generated by operations and lower gain on sale of vessels which is excluded from operating activities. Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2008 on dry-dockings amounted to $11.4 million compared to $9.7 million in 2007. In 2008, dry-docking work was performed on Maya, Inca, Marathon, Victory III, Hesnes, Parthenon and Andes. In 2007, dry-docking work was performed on the Silia T., Triathlon, La Prudencia and La Madrina.

Net cash used in investing activities was $164.6 million for the year 2008, compared to $375.6 million for 2007. During 2008, the Company took delivery of two panamaxes, Socrates and Selecao and two aframaxes Nippon Princess and Maria Princess, and repurchased the suezmaxes Decathlon and Pentathlon (ex Cape Baker and Cape Balboa). Total payments for the above deliveries including capitalized expenses on vessels that performed dry-docking amounted to $223.3 million. In 2007, we took delivery of and paid the final installments on the LNG carrier Neo Energy, the two ice-class suezmaxes Arctic and Antarctic, the two aframaxes Izumo Princess and Sakura Princess and the four product carriers Aegeas, Andromeda, Byzantion and Bosporos. Total payments, including the cost of upgrading the Vergina II to double-hull, amounted to $421.2 million. Installments amounting to $3.5 million were also paid on vessels which are under construction compared to $111.1 million paid in 2007. At December 31, 2008, we had four vessels on order. The anticipated payment schedule on these vessels as of December 31, 2008, which is subject to change for delays or advanced work, is as follows (in $ millions):

Contractual Obligations	Prior to 2008	2008	2009	2010	Total
Quarter 1	—	—	—	85.3
Quarter 2	—	—	—	—
Quarter 3	—	—	103.1	—
Quarter 4	—	—	5.9	—
Total Year	47.5	0	109.0	85.3	241.8

In 2008, net sale proceeds from the sale of the aframax tanker Olympia in the first quarter of 2008 amounted to $62.1 million. In 2007, the Company sold the panamax Bregen and the aframaxes Maria Tsakos and Athens 2004, and net sale proceeds amounted to $142.4 million. In 2007, the Company acquired shares in a private U.S. company under development for an amount of $1.0 million and sold investments for $15.2 million.

Net cash derived from financing activities was $21.2 million in 2008 compared to $191.9 million in 2007. Proceeds from new bank loans in 2008 amounted to $168.05 million compared to $342.3 million in the previous year. Scheduled repayments of debt amounted to $44.4 million in 2008 compared to $59.4 million of scheduled repayments and $26.7 million of debt prepayments in 2007. During 2008, the Company repurchased 392,400 shares at a cost of $12.2 million as part of the share buy back program. During 2007, 20,800 shares were repurchased at a cost of $1.3 million. All the repurchases were open market transactions with a maximum price set by the Board of Directors. The shares were immediately deemed cancelled on purchase in accordance with our Bye-laws and Bermudan legislation.

Also in 2008, the Company repurchased 812,700 shares as Treasury Stock as part of the same repurchase program, at a total cost of $21.9 million. At December 31, 2008, 286,000 of those shares were issued to employees when their restricted share units, awarded in 2007, vested.

A cash dividend of $0.90 was paid in April 2008 representing the final dividend for the fiscal year 2007 and a $0.90 dividend was paid in October 2008 as the first dividend for the fiscal year 2008. In total, the two dividends amounted to $67.2 million. A final dividend of $0.85 per share for the fiscal year 2008 has been declared on March 19, 2009, to be paid on April 30, 2009. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the sections “Business Overview” and “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 6.3 years at March 31, 2009. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

As of December 31, 2008, we were committed to four newbuilding contracts totaling approximately $241.8 million, of which $47.5 million had been paid by December 31, 2008.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). As of

December 31, 2008, we had available unused loan amounts available totaling $49.2 million, none of which is currently designated. Financial arrangements relating to the remaining four vessels under construction are currently in progress and are expected to be concluded prior to the delivery of the first vessel in mid-July 2009.

Summary of Loan Movements Throughout 2008 (in $ millions):

Loan	Vessel	Balance at January 1, 2008	New Loans	Repaid	Balance at December 31, 2008
12-year term loan	Opal Queen	20.9	0	1.8	19.1
Credit facility	La Madrina, Hesnes, Vergina II, Victory III, Sakura Princess	136.8	0	12.6	124.2
Credit facility	Silia T, Andes, Didimon, Antares, Izumo Princess, Aegeas.	198.7	0	11.9	186.8
Credit facility	Millennium, Parthenon, Marathon, Triathlon, Eurochampion 2004, Euronike	234.8	0	0	234.8
Credit facility	Archangel, Alaska, Arctic, Antarctic	136.8	0	10.6	126.2
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	121.5	0	0	121.5
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	327.3	0	0	327.3
10-year term loan	Arion, Andromeda	47.6	0	3.1	44.5
Credit facility	Maya, Inca	60.6	0	4.4	56.2
Credit facility	Neo Energy	104.9	0	0	104.9
10-year term loan	Maria Princess, Nippon Princess	0	88.4	0	88.4
Credit facility	Selecao, Socrates	0	79.7	0	79.7

Total		1,389.9	168.1	44.4	1,513.6

As a result of such financing activities, long-term debt decreased in 2008 by a net amount $123.9 compared to a net increase of $256.2 million in 2007. The average debt to capital ratio was 62.4% at December 31, 2008 or, net of cash, 56.9%. In terms of liabilities against assets at fair value, our leverage, as computed in accordance with our credit facilities, at December 31, 2008 was 47.8%, well below the loan covenant maximum of 70% which is applicable to all the above loans on a fleet and total liabilities basis, with the exception of the credit facility for the Maya and Inca. All other bank loan covenants have also been met as at December 31, 2008. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 61 % of the outstanding debt, and further coverage is being discussed with major banks.

Off-Balance Sheet Arrangements

None.

Long-term Contractual Obligations as of December 31, 2008 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2009)	1-3 years (2010-2011)	3-5 years (2012-2013)	More than 5 years (After January 1, 2014)
Long-term debt obligations (excluding interest)	1,513.6	91.8	207.9	251.4	962.5

Interest on long-term debt obligations	511.8	58.8	116.9	128.5	207.6

Purchase Obligations (newbuildings)	194.3	109.0	85.3	—	—

Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2008)	132.2	13.9	28.3	28.3	61.7

Total	2,351.9	273.5	438.4	408.2	1,231.8

The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2008 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” The Company is a party to floating-to-fixed interest rate swaps covering notional amounts aggregating $922.1 million at

December 31, 2008 that effectively convert the Company’s interest rate exposure from a floating rate based on LIBOR to a fixed rate. Three of these swaps covering a total notional amount of $290.5 million include cap and floor option features by which interest rate payable may revert to a variable rate if certain defined criteria based on LIBOR or US swap rates are breached. Obligations arising from swaps are based on rates described in “Item 11.”

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2009, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	76	Chairman of the Board	1994
Nikolas P. Tsakos	45	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	59	Deputy Chairman of the Board	1993
George V. Saroglou	44	Vice President, Chief Operating Officer, Director	2001
Paul Durham	58	Chief Financial Officer	—
Vladimir Jadro	63	Chief Marine Officer	—

Peter Nicholson	75	Director	1993
Francis T. Nusspickel	68	Director	2004
William O’Neil	81	Director	2004
Richard L. Paniguian	59	Director	*
Aristides A.N. Patrinos	61	Director	2006

*	Mr. Paniguian was appointed as an additional director by the Board on September 26, 2008, and will stand for election for the first time at the 2009 Annual Meeting of Shareholders.

Certain biographical information about each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. He has been elected to the board of directors of Aspis Bank in Greece and has served as its Chairman since July 2008. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a life member on the Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Additionally, Mr. Jolliffe has been the President of Eurotrans Hermes Hellas S.A., the Greek agent for various manufacturers of trams, buses and trains since 2002. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. Mr. Jolliffe is Deputy Chairman of Lannet, a telephone company quoted on the Athens Stock Exchange. He is also Chairman of StealthGas Inc., a shipping company whose common stock is listed on the Nasdaq Global Select Market.

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

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, new building constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

PETER NICHOLSON, CBE

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

WILLIAM O’ NEIL, CMG

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

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is President of Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 from the U.S. Department of Energy’s Office of Science. There he served from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the Advancement

of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2008 we had nine members on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2008, the full Board held three meetings. Each director attended all of the meetings of the Board. In addition, with the exception of Mr. Nicholson who did not participate in one Audit Committee meeting, each director attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) the Board believes that each of the other incumbent directors (Messrs. Stavropoulos, Jolliffe, Nicholson, Nusspickel, O’Neil, Paniguian and Patrinos) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specifies standards and a process for evaluating director independence. The Guidelines provide that:

•	A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under the SEC disclosure rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2008 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2009. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held five meetings during the fiscal year ended December 31, 2008, three of which were in person and two via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Jolliffe, Nicholson, Nusspickel, O’Neil, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	assisting the Board and the Company’s management in establishing and maintaining a high standard of ethical principles;

•	ensuring appropriate independence of directors under NYSE and SEC rules;

•	identifying and nominating candidates for election to the Board and appointing the Chief Executive Officer and the Company’s senior management team;

•	designing the compensation structure for the Company and for the members of the Board and its various committees; and

•	designing and overseeing the short-term and long-term incentive compensation program of the Company.

During 2008, there were three meetings of the Corporate Governance, Nominating and Compensation Committee. Mr Paniguian who joined the Board of Directors in September of 2008 did not participate in any of the 2008 committee meetings.

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

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2008, the aggregate cash compensation of all of the members of the Board was $482,711 as per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $17,500

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $30,000

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2008.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee has adopted a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. The award scale for 2006 ranged from R.O.E. greater than 15% corresponding to an award amount of $1.25 million ($1.0 million in 2004 and 2005) up to R.O.E. greater than 25% with an award amount of $3.5 million ($2.5 million in 2004 and 2005). For 2006 and 2005 incentive awards of $3.5 million and $2.5 million, respectively, were approved by the Board of Directors and are expensed and recognized in accrued liabilities in the Company’s December 31, 2006 and 2005 Consolidated Balance Sheets.

In September 2006, the Corporate Governance, Nominating and Compensation Committee established the incentive award scale, for fiscal 2007, as follows:

R.O.E	Amount of award
15.0%	$1.50 million
17.5%	$2.25 million
20.0%	$3.00 million
22.5%	$3.75 million
25.0%	$4.50 million

For 2007, Tsakos Energy Management earned an award of $4.0 million, which was distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2007 award was approved by the Company’s Board of Directors on March 14, 2008.

In September, 2007, the Corporate Governance, Nominating and Compensation Committee revised the incentive award scale, effective from January 1, 2008, as follows:

R.O.E	Amount of award
15.0%	$2.50 million
17.5%	$3.25 million
20.0%	$4.00 million
22.5%	$4.75 million
25.0%	$5.50 million

For 2008, Tsakos Energy Management earned an award of $4.75 million, which will be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 23.7%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2008 award was approved by the Company’s Board of Directors on March 17, 2009.

The Corporate Governance, Nominating and Compensation Committee, considering the current economic environment, revised the incentive award scale effective January 1, 2009 as follows:

R.O.E.	Amount of award
15.0%	$3.00 million
17.5%	$4.00 million
20.0%	$5.50 million
22.5%	—
25.0%	—

Additionally in 2009, if the R.O.E. is less than 15.0% but greater than 10.0% then an alternative award is possible if the Company’s R.O.E. exceeds the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board of Directors may elect to award a bonus of $1.5 million.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies, with the exception of the companies owning the two chartered-in vessels, are subsidiaries of Tsakos Energy Navigation Limited. Approximately 850 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2008.

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

The 2004 Incentive Plan authorizes the issuance of up to 1,000,000 shares in the form of grants or options. In June 2006, the Company granted a total of 20,000 shares of restricted share units (“RSUs”) to the non-executive directors that vested on June 1, 2007. In March 2007, 580,000 RSUs related to the 2004 Plan were granted to officers of the Company and to officers of our vessels as well as employees of our manager and technical manager. On December 31, 2008, 50% of these RSUs vested with the remaining 50% vesting on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007, which vested in June 2008 and 1,000 RSUs were issued to a non-executive director in June 2007 and vested immediately. Of the 605,650 RSUs awarded in 2007 and 2006, 311,650 vested and 11,000 forfeited as of December 31, 2008. As of December 31, 2008, the weighted average remaining contractual life of outstanding grants is 2.0 years. Total compensation expense recognized for the year ended December 31, 2008 was $3.0 million and for the year ended December 31, 2007, $5.7 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. At December 31, 2008, outstanding advances to Tsakos Shipping and Trading amounted to $2.7 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $11.7 million and supervisory fees of $1.2 million relating to the construction of our vessels in 2008.

Based on the results of operations for 2008, Tsakos Energy Management has earned an incentive award of $4.75 million, which will be distributed to senior and other personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return on equity of 23.7%.

Management agreement

Our management agreement with Tsakos Energy Management was amended and restated on March 8, 2007 and has a term of ten years from the effective date of January 1, 2007. Tsakos Energy Management may terminate the management agreement at any time upon not less than one year’s notice. In addition, each party may terminate the management agreement in the following circumstances:

•	certain events of bankruptcy or liquidation involving either party;

•	a material breach by either party; or

•

a failure by either party, for a continuous period of six months, materially to perform under circumstances resulting from war, governmental actions, riot, civil commotion, weather, accident, labor disputes or other causes not in the control of the non-performing party.

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy

Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2008 would have resulted in a payment of approximately $126 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. From July, 2004, the fee payable on owned operating vessels was $18,000 per month, and the monthly fee on chartered-in operating vessels to $12,500. As from June 30, 2004, a monthly management fee of $12,500 is also payable on vessels under construction, except for any LNG carrier under construction, in which case, the fee would be $18,000. The management agreement was amended on March 8, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction, effective January 1, 2007. Per the same management agreement, effective from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels have been increased accordingly to $23,000 per owned vessel and $17,000 for chartered-in vessels. In accordance with the terms of the same agreement, the monthly fee was increased, effective January 1, 2009, to $23,700 for owned vessels and $17,500 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. We have been charged by Tsakos Shipping chartering commissions aggregating $7.7 million in 2008.

Captive insurance policies

We pay Argosy Insurance Company, an affiliate of Tsakos Shipping, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $8.3 million in 2008.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We were charged by AirMania an aggregate amount of $1.3 million in 2008.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 9, 2009 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 36,911,692 common shares outstanding on April 9, 2009. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)
Redmont Trading Corp.(1)	2,491,812	6.8%
First Tsakos Investments Inc.(1)
Kelley Enterprises Inc.(1)	5,002,298	13.6%
Marsland Holdings Limited(1)	3,057,478	8.3%
Sea Consolidation S.A. of Panama(2)	3,952,232	10.7%
Renaissance Technologies LLC(3)	2,334,800	6.3%
Intermed Champion S.A. of Panama(2)	241,390	*

Officers and Directors	Number of Shares Beneficially Owned		Unvested RSUs
D. John Stavropoulos(4)	236,740	*	3,000	A
Nikolas P. Tsakos(5)	72,000	*	40,000	B
Michael G. Jolliffe	20,800	*	2,000	A
George V. Saroglou	15,000	*	11,000	B
Paul Durham	27,000	*	11,000	B
Peter C. Nicholson	30,300	*	1,600	A
Francis T. Nusspickel	8,350	*	2,000	A
William A. O’Neil	2,400	*	1,600	A
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	3,800	*	1,600	A
Vladimir Jadro	3,000	*	3,000	B
All officers and directors as a group (11 persons)(5)	419,390	**	65,000

*	Represents less than 1% of the common shares outstanding.
**	Represents 1.1% of the common shares outstanding.

RSU Vesting Dates

A – All restricted share units (“RSUs”) granted to the independent directors vest on May 29, 2010. B – All RSUs granted to the officers vest on December 31, 2010. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s common shares.

(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on January 13, 2009 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.

(2)	According to a Schedule 13D/A filed on January 13, 2009 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”) and Panayotis Tsakos, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to beneficially own the common shares indirectly as a result of his control relationship with Sea Consolidation and Intermed. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	The amount of shares is based upon a Schedule 13G/A filed with the SEC on February 13, 2009, reporting beneficial ownership as of December 31, 2008. According to the filing, each of Renaissance Technologies LLC (“Renaissance”) and James H. Simons, control person of Renaissance, has sole voting power over 2,175,124 shares, sole dispositive power over 2,313,000 shares and shared dispositive power over 21,800 shares. The business address of Renaissance and Mr. Simons is 800 Third Avenue, New York, New York 10022.

(4)	Excludes 3,000 RSUs that will vest on May 29, 2010 but includes 10,000 shares held in trust for a daughter (Mr. Stavropoulos’ spouse is trustee and has voting rights for these shares). In addition, 18,690 shares are held directly by his children. Mr. Stavropoulos has no economic interest in these 28,690 shares. Additionally, his two siblings and an in-law collectively own 8,050 shares. Mr. Stavropoulos has no economic interest in these 8,050 shares.

(5)	Does not include shares owned by the Tsakos Holdings Foundation, Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., Sea Consolidation S.A. of Panama or Intermed Champion S. A. of Panama.

As of April 9, 2009, we had 44 shareholders of record. Thirty-two of the shareholders of record were located in the United States and held in the aggregate 36,830,092 common shares representing approximately 99.8% of our outstanding common shares. However, these shareholders of record include CEDEFAST which, as nominee for The Depository Trust Company, is the record holder of 36,795,350 common shares. CEDEFAST is the nominee of banks and brokers who hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

	High	Low
2004 (Annual)	$21.71	$9.29
2005 (Annual)	$22.94	$16.13
2006 (Annual)	$24.83	$17.01
2007 (Annual)	$38.90	$22.00
2007
First Quarter	$26.00	$22.00
Second Quarter	$35.27	$25.89
Third Quarter	$37.36	$31.70
Fourth Quarter	$38.90	$32.99
2008 (Annual)	$38.59	$16.71
2008
First Quarter	$38.40	$29.43
Second Quarter	$38.59	$30.36
Third Quarter	$37.60	$28.22
Fourth Quarter	$29.77	$16.71
October	$29.77	$20.88
November	$25.83	$16.71
December	$21.03	$17.87
2009
First Quarter	$22.20	$12.43
January	$22.20	$18.71
February	$19.95	$14.18
March	$16.60	$12.43
Second Quarter
April 1 to April 28	$17.68	$14.42

Source: Bloomberg

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ending December 31, 2008, with the cumulative total return of the Dow Jones Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2003. Past performance is not necessarily an indicator of future results.

Source: Zacks Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of April 9, 2009, there were 36,911,692 outstanding common shares. On November 14, 2007, there was a 2-for-1 split of our common shares, effected as a share dividend.

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

Shareholder Rights Plan

Our board of directors has adopted a shareholder rights plan under which our shareholders received one right for each common share they held. Each right will entitle the holder to purchase from the Company a unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Shares, or a combination of securities and assets of equivalent value, at an exercise price of $127.00, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent, a copy of which is filed as an exhibit this Annual Report on Form 20-F and is incorporated herein by reference.

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

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect any action related to the variation of class rights and a vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect any of the following actions: removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of shareholders. Under Bermuda law, a company is required to convene at least one general shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five (5) days’ advance notice of a general meeting but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice and no more than fifty (50) days’ notice of the annual general meeting and of any special general meeting.

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

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act 1981 of Bermuda, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

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

Transactions involving certain business combinations. Our Bye-Laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•

the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination, is at least as great as the ratio of (iii) the highest per share price, which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

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

•

after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any of our subsidiaries, directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•

a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

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

Transfer agent and registrar. The Bank of New York Mellon serves as transfer agent and registrar for our common shares.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. This undertaking does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2009 is $10,455. Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares or on any payments made on common shares.

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

The discussion below is based upon the provisions of the Internal Revenue Code and regulations, administrative pronouncements and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares.

Taxation of our operations

In General

Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We do not expect that we or any of our subsidiaries will engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

In the absence of exemption from tax under Section 883, our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	we and the relevant subsidiary are each organized in a foreign country (our “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and

either:

•

more than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

our common shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

We believe that each of Bermuda, Cyprus, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we believe that will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were “primarily traded” on the New York Stock Exchange in 2008 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, which are our sole class of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2008 we satisfied the listing requirement for 2008. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or  1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares satisfied the trading frequency and trading volume tests for 2008 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares in 2008 and we expect to be the case with our common shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” to identify persons who have a 5% or more beneficial interest in our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2008. Therefore, we believe that we satisfied the Publicly-Traded Test for 2008. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for a tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year, and there can be no assurance that we would be able to establish that. Thus there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income or that of any of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	we or one of our subsidiaries has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

(i) in the case of shipping income other than that derived from bareboat charters, substantially all of our or such subsidiary’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States and (ii) in the case of shipping income from bareboat charters, substantially all of our or such subsidiary’s income from bareboat charters attributable to a fixed place of business in the U.S.

We do not intend that we or any of our subsidiaries will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of the U.S.-source shipping income of us or our subsidiaries will be “effectively connected” with the conduct of a United States trade or business.

United States Taxation of Gain on Sale of Vessels

Regardless of whether we or our subsidiaries qualify for exemption under Section 883, we and our subsidiaries will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us or our subsidiaries will be considered to occur outside of the United States.

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

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent of a shareholder’s adjusted basis (or fair market value in certain circumstances) in a common share paid by us. If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Sale or Exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares for more than one year.

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

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. We believe that this income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the IRS or a court may disagree with the conclusion that time and voyage charters do not give rise to passive income (and that the related vessels are not passive assets) for purposes of the PFIC rules. In this regard we note that, while there is no authority specifically under the PFIC rules regarding the characterization of time or voyage charters as leases or service contracts and there are older authorities in other areas of the tax law that tend to support our position regarding time and voyage charters, a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time or voyage charters, could result in our treatment as a PFIC. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our most recent taxable year or for any subsequent taxable year.

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

If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2009 we have $769 million in effective hedging swaps and a further $147 million in interest rate swaps that do not currently meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $9.2 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $9.2 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2008, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2008	Expected Maturities (1)
		2009	2010	2011	2012	2013	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	106.0	10.6	10.6	10.6	10.6	10.6	53.0
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%

Variable Rate Debt (2)	1,407.6	81.2	92.1	94.6	94.6	135.6	909.5
Weighted Average Interest Rate	4.02%	2.66%	1.56%	2.94%	3.18%	3.52%	3.66%

	1,513.6	91.8	102.7	105.2	105.2	146.2	962.5

Interest Rate Swaps (or Derivatives):
Interest rate swaps – variable to fixed
Notional Amount at December 31, 2008	631.6	36.0	36.0	41.0	375.3	143.3
Average Pay Rate	4.83%	4.83%	4.13%	4.84%	3.96%	3.96%	—
Average Receive Rate	3.34%	2.81%	1.28%	1.84%	2.49%	2.81%	—

Cap and Floor Options
Notional Amount	290.5	10.0	16.9	95.4	22.7	22.7	122.8
Average Pay Rate (2)	4.61%	4.59%	4.66%	4.73%	4.83%	4.87%	4.98%
Average Receive Rate	3.68%	2.90%	1.36%	1.72%	2.46%	2.77%	2.86%

	922.1	46.0	52.9	136.4	398.0	166.0	122.8

(1)	These are the expected maturities based on the balances as of December 31, 2008.
(2)	Interest Payments on U.S. Dollar – denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

During 2008, the Company had no swap arrangements relating to the price of bunker (vessel fuel).

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2008, approximately 20% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. Based on 2008 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and a 0.4% impact on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act of 1934, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2008, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2008, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with the rules of the SEC and the listing standards of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2008 and 2007.

The chart below sets forth the total amount billed for the Ernst & Young services performed in 2008 and 2007 and breaks down these amounts by the category of service (in Euros).

	2007	2008
Audit fees	€525,510	€797,540
Audit-Related fees	—	—
Tax fees	17,588	17,084
All other fees	—	—

Total fees	€543,098	€814,624

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2007 and 2008 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters and including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2006, 2007 and 2008 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2006, 2007 and 2008 respectively. None of the declarations indicated a tax liability.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2006, 2007 and 2008.

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

In September 2005, we announced that our board of directors had authorized a common share repurchase program to repurchase up to $40.0 million of our common shares. Between January and September 2008, we repurchased 745,300 of our common shares pursuant to this share repurchase program. On September 30, 2008, we announced that our board of directors had authorized a new common share repurchase program to repurchase up to an additional $40 million of our common shares. The current repurchase program supplemented our prior share repurchase program which was completed on October 1, 2008. The new share repurchase program took effect immediately and will continue until either the amount is fully utilized or our board of directors elects to terminate the program. As set forth below, in 2008 we repurchased an aggregate of 1,205,100 common shares in the open market pursuant to the share repurchase programs described above at a cost of approximately $34.2 million. The purchases were made in open-market transactions through the New York Stock Exchange with a maximum price set by our board of directors. The repurchased shares were immediately deemed cancelled upon repurchase in accordance with our Bye-laws and Bermuda law, apart from those acquired as treasury stock.

The shares listed below represent the only shares repurchased by the Company in 2008.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Approximate Amount in U.S.$ millions that May Yet Be Purchased Under Programs
January	136,200	$31.29	136,200	$19.64
March	129,400	$30.90	129,400	$15.65
April	126,800	$32.52	126,800	$11.67
August	22,400	$33.64	22,400	$10.92
September	330,500	$31.35	330,500	$40.56
October	329,700	$25.37	329,700	$32.19
November	38,300	$18.35	38,300	$31.49
December	91,800	$19.10	91,800	$29.74
Total	1,205,100	$28.36	1,205,100

We repurchased a total of 231,100 shares as treasury stock during the first quarter of 2009 at an average price of $16.64 per share.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-23 included herein.

Item 19.	Exhibits

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited (filed as an exhibit to the Company’s Form 6-K filed with the SEC on June 12, 2008, and hereby incorporated by reference)

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 30, 2009

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008 and our report dated March 31, 2009 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

March 31, 2009

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 and DECEMBER 31, 2007

(Expressed in thousands of U.S. Dollars - except share data)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$312,169	$181,447
Restricted cash	7,581	6,889
Accounts receivable, net	16,596	23,411
Insurance claims	7,286	13,120
Due from related companies (Note 2)	4,923	972
Advances and other	8,329	5,359
Vessel held for sale (Note 4)	—	27,535
Inventories	10,919	12,099
Prepaid insurance and other	2,978	4,030
Financial instruments-Fair value (Note 8)	—	1,191

Total current assets	370,781	276,053

INVESTMENTS (Note 3)	1,000	1,000
FIXED ASSETS (Note 2a, 4 and 7)
Advances for vessels under construction	53,715	169,739
Vessels	2,468,472	2,127,704
Accumulated depreciation	(312,983)	(227,521)

Vessels’ Net Book Value	2,155,489	1,900,183

Total fixed assets	2,209,204	2,069,922

DEFERRED CHARGES, net (Note 5)	21,332	15,801

Total assets	$2,602,317	$2,362,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$91,805	$44,363
Payables	27,960	34,871
Due to related companies (Note 2)	197	2,428
Accrued liabilities	24,497	17,275
Accrued bank interest	14,656	16,952
Unearned revenue	14,709	11,939
Deferred income (Note 7)	—	2,626
Current portion of financial instruments - Fair value (Note 8)	15,664	1,770

Total current liabilities	189,488	132,224

LONG-TERM DEBT, net of current portion (Note 6)	1,421,824	1,345,580

FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	75,890	27,041

MINORITY INTEREST (Note 11)	4,457	3,391

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at December 31, 2008 and 38,059,142 issued and outstanding at December 31, 2007	37,671	38,059
Additional paid-in capital	265,932	273,036
Retained earnings	693,511	567,220

	997,114	878,315
Cost of treasury stock (526,700 shares)	14,217	—

	982,897	878,315
Accumulated other comprehensive loss	(72,239)	(23,775)

Total stockholders’ equity	910,658	854,540

Total liabilities and stockholders’ equity	$2,602,317	$2,362,776

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2008	2007	2006
VOYAGE REVENUES:	$623,040	$500,617	$427,654

EXPENSES:
Commissions	22,997	17,976	15,441
Voyage expenses	83,065	72,075	69,065
Charter hire expense	13,487	15,330	24,461
Vessel operating expenses	143,757	108,356	76,095
Depreciation	85,462	81,567	59,058
Amortization of deferred dry-docking costs	5,281	3,217	4,857
Management fees (Note 2)	12,015	9,763	7,103
General and administrative expenses	4,626	4,382	3,510
Management incentive award (Note 2)	4,750	4,000	3,500
Stock compensation expense (Note 9)	3,046	5,670	216
Foreign currency losses	915	691	279
Amortization of deferred gain on sale of vessels (Note 7)	(634)	(3,168)	(3,168)
Gain on sale of vessels (Note 4)	(34,565)	(68,944)	(38,009)

Total expenses	344,202	250,915	222,408

Operating income	278,838	249,702	205,246

OTHER INCOME (EXPENSES):
Gain on sale of shares in subsidiary (Note 11)	—	—	25,323
Interest and finance costs, net (Note 8)	(82,897)	(77,382)	(42,486)
Interest and investment income	8,406	13,316	7,164
Other, net	(350)	924	1,159

Total other expenses, net	(74,841)	(63,142)	(8,840)

MINORITY INTEREST	(1,066)	(3,389)	(2)

Net Income	$202,931	$183,171	$196,404

Earnings per share, basic (Note 10)	$5.40	$4.81	$5.15

Earnings per share, diluted (Note 10)	$5.33	$4.79	$5.15

Weighted average number of shares, basic	37,552,848	38,075,859	38,127,692

Weighted average number of shares, diluted	38,047,134	38,234,079	38,141,052

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total StockHolders’ Equity
				Shares	Amount
BALANCE, December 31, 2005		$19,177	$269,237			$3,067	$315,705	$607,186

Net income	196,404						196,404	196,404
- Exercise of stock options (Note 9)		6	65					71
- Repurchase and cancellation of common stock (286,400 shares)		(143)	(1,872)				(3,246)	(5,261)
- Cash dividends declared and paid ($1.175 per share)							(44,778)	(44,778)
- Fair value of financial instruments	3,666					3,666		3,666
- Fair value of investments	3,072					3,072		3,072
- Reclassification of gains on undesignated cash flow hedges	(5,087)					(5,087)		(5,087)

Comprehensive income	$198,055

BALANCE, December 31, 2006		$19,040	$267,430			$4,718	$464,085	$755,273

Net income	183,171						183,171	183,171
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)				(1,047)	(1,338)
- Issuance of 21,000 shares of restricted share units (Note 9)		10	(10)					—
- Cash dividends declared and paid ($1.575 per share)							(59,959)	(59,959)
- Two-for-one stock split (Note 9)		19,030					(19,030)	—
- Fair value of financial instruments	(25,421)					(25,421)		(25,421)
- Fair value of investments	953					953		953
- Reclassification upon sale of investments	(4,025)					(4,025)		(4,025)
- Amortization of restricted share units (Note 9)			5,886					5,886

Comprehensive income	$154,678

BALANCE, December 31, 2007		$38,059	$273,036			$(23,775)	$567,220	$854,540

Net income	202,931						202,931	202,931
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)				(9,414)	(12,232)
- Purchases of Treasury stock				812,700	(21,937)			(21,937)
- Issuance of 4,650 shares of restricted share units (Note 9)		5	(5)					—
- Treasury stock granted to employees as part of stock compensation plan			(7,720)	(286,000)	7,720			—
- Cash dividends declared and paid ($1.80 per share)							(67,226)	(67,226)
- Fair value of financial instruments	(48,464)					(48,464)		(48,464)
- Amortization of restricted share units (Note 9)			3,046					3,046

Comprehensive income	$154,467

BALANCE, December 31, 2008		$37,671	$265,932	526,700	$(14,217)	$(72,239)	$693,511	$910,658

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars)

	2008	2007	2006
Cash Flows from Operating Activities:
Net income	$202,931	$183,171	$196,404
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	85,462	81,567	59,058
Amortization of deferred dry-docking costs	5,281	3,217	4,857
Amortization of loan fees	944	921	1,495
Amortization of deferred income	(634)	(3,168)	(3,168)
Amortization of restricted share units	3,046	5,670	216
Change in fair value of derivative instruments	15,470	7,733	556
Change in fair value of investments	—	—	(4,018)
Gain on sale of vessels	(34,565)	(68,944)	(38,009)
Gain on sale of shares in subsidiary	—	—	(25,323)
Minority interest	1,066	3,389	2
Gain on sale of investments	—	(4,230)	(561)
Payments for dry-docking	(11,374)	(9,691)	(4,903)
(Increase) Decrease in:
Receivables	5,728	(20,092)	(12)
Inventories	1,180	(3,668)	(3,025)
Prepaid insurance and other	1,052	(1,010)	(657)
Increase (Decrease) in:
Accounts payable	(9,142)	12,630	9,253
Accrued liabilities	4,926	3,252	16,090
Unearned revenue	2,770	(136)	6,743

Net Cash provided by Operating Activities	274,141	190,611	214,998

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(3,471)	(111,090)	(152,767)
Vessel acquisitions and/or improvements	(223,266)	(421,187)	(813,243)
Investments		(1,000)	(4,992)
Proceeds from sale of investments	—	15,203	27,647
Proceeds from sale of shares in subsidiary	—	—	25,323
Proceeds from sale of vessels	62,100	142,433	88,706

Net Cash used in Investing Activities	(164,637)	(375,641)	(829,326)

Cash Flows from Financing Activities:
Proceeds from long-term debt	168,050	342,345	992,282
Financing costs	(382)	(533)	(2,972)
Payments of long-term debt	(44,363)	(86,063)	(292,140)
Proceeds from exercise of stock options	—	—	71
Increase in restricted cash	(692)	(2,542)	(4,076)
Repurchase and cancellation of common stock	(12,232)	(1,338)	(5,261)
Purchase of treasury stock	(21,937)	—	—

Cash dividend	(67,226)	(59,959)	(44,778)

Net Cash provided by Financing Activities	21,218	191,910	643,126

Net increase in cash and cash equivalents	130,722	6,880	28,798
Cash and cash equivalents at beginning of year	181,447	174,567	145,769

Cash and cash equivalents at end of year	$312,169	$181,447	$174,567

Interest paid
Cash paid for interest, net of amounts capitalized	68,213	64,834	33,964

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

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

The Holding Company consolidates voting interest entities in which it owns all, or at least a majority of the voting interest. A voting interest entity is an entity in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

As at December 31, 2008 and 2007, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2008 and $270 as of December 31, 2007). Revenue earned but not yet billed amounted to $13,063 and $9,775 as of December 31, 2008 and 2007, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard. Scrap prices have increased over the past five years. Accordingly, effective January 1, 2008, the Company made a change in estimate related to the scrap price for all of its vessels from $180 per lightweight ton to $300 per lightweight ton. The resulting increase in residual value has been applied prospectively, and has reduced depreciation by approximately $5.3 million for the year ended December 31, 2008.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. Impairment for a vessel is recognized when the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Measurement of the impairment is based on the excess of the carrying amount over the fair market value of the asset. No impairment loss was recorded in 2008, 2007 and 2006.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(i)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(j)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(k)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bareboat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on a percentage of completion method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at the reporting date.

Voyage revenues for 2008, 2007 and 2006, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2008	2007	2006
A	15%	16%	13%
B	11%	12%	Under 10%
C	10%	11%	Under 10%

(l)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(m)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

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

(n)	Fair Value Measurements: The Company adopted as of January 1, 2008 Financial Accounting Standards No. 157 (SFAS 157), “Fair Value Measurements,” which defines, and provides guidance as to the measurement of, fair value. This statement creates a hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS No. 157 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. The statement was effective for the Company as of January 1, 2008, excluding certain non-financial assets and non-financial liabilities, for which the statement is effective for fiscal years beginning after November 15, 2008 and its adoption did not have a significant impact on the Company’s financial position or results of operations (See Note 14).

Statement of Financial Accounting Standards No. 159 (SFAS 159), “The Fair Value Option for Financial Assets and Financial Liabilities,” permits companies to report certain financial assets and financial liabilities at fair value. SFAS 159 was effective for the Company as of January 1, 2008 at which time the Company could elect to apply the standard prospectively and measure certain financial instruments at fair value.

The Company has evaluated the guidance contained in SFAS 159, and has elected not to report any existing financial assets or liabilities at fair value that are not already reported; therefore, the adoption of the statement had no impact on its financial position and results of operations. The Company retains the ability to elect the fair value option for certain future assets and liabilities acquired under this new pronouncement.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(o)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2008.

(p)	Stock Based Compensation: The Company has a share based incentive plan and, until July 2006, a stock option plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. The Company applies the fair-value-based method of accounting for share-based payments in accordance with FASB Statement 123(R). Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period in accordance with EITF 96-18 (See Note 9).

(q)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets as being held for sale in accordance with FASB Statement No. 144 “Accounting for the Impairment or the Disposal of Long-Lived Assets” Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were held for sale at December 31, 2008.

(r)	Recent Accounting Pronouncements:

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

Early adoption is prohibited. Statement 141(R) replaces Statement 141 “Business Combinations”, and establishes several new principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non-controlling interest in the acquiree and the goodwill acquired. Due to the prospective application requirement, SFAS 141R did not impact our consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements (continued):

Statement 160 establishes new accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. It is effective for the Company beginning January 1, 2009, and is required to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company does not believe that the adoption of Statement 160 will have a material impact on its earnings and financial position.

In March 2008, the FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities” – an amendment of FASB Statement No. 133. Statement 161 amends and expands the disclosure requirements of FASB Statement 133 with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under FASB Statement No. 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the impact of the adoption of Statement 161 on its consolidated financial statements and footnote disclosures.

In May 2008, the FASB issued FAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC’s approval of the PCAOB amendment to AU Section 411. The Company does not expect that the adoption of FAS 162 will have a significant impact.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2008	2007	2006
Tsakos Shipping and Trading S.A. (commissions)	7,707	6,132	5,399
Tsakos Energy Management Limited (management fees)	11,715	9,496	7,103
Argosy Insurance Company Limited	8,277	7,246	5,988
AirMania Travel S.A.	1,309	1,630	1,333

Total expenses with related parties	29,008	24,504	19,823

Balances due from and to related parties are as follows:

	December 31,
	2008	2007
Due from related parties
Tsakos Shipping and Trading S.A.	2,670	972
Argosy Insurance Company Limited	2,253	—

Total due from related parties	4,923	972

Due to related parties
Tsakos Energy Management Limited	162	44
Argosy Insurance Company Limited	—	2,209
AirMania Travel S.A.	35	175

Total due to related parties	197	2,428

(a)	Tsakos Energy Management Limited: The Holding Company has a Management Agreement (“Management Agreement”) with Tsakos Energy Management Limited (the “Management Company”), a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly management fees for operating vessels were $23 per owned vessel and $17 for chartered-in vessels or for owned vessels chartered out on a bareboat basis ($20 and $15, respectively, in 2007, and $18 and $12.5, respectively, in 2006). From January 1, 2009, monthly fees for operating vessels are $23.7 and $17.5, respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”), and an award scale for 2008, ranging from ROE greater than 15% corresponding to an award amount of $2,500 ($1,500 and $1,250 in 2007 and 2006 respectively) up to ROE greater than 25% with an award amount of $5,500 ($4,500 in 2007 and $3,500 in 2006). For 2008, the ROE was 23.7% and the Board of Directors approved an award of $4,750. For 2007 the ROE was 24.2% and the Board of Directors approved an award of $4,000 whereas for 2006 the ROE was in excess of 25% and an award of $3,500 was approved. The awards are expensed and recognized in accrued liabilities in the accompanying December 31, 2008, 2007 and 2006 Consolidated Financial Statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued):

The Holding Company and Tsakos Energy Management Limited have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of Tsakos Energy Management Limited. Tsakos Energy Management Limited may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, Tsakos Energy Management Limited would have the right to terminate the Management Agreement on ten days notice. If Tsakos Energy Management Limited terminates the agreement for this reason, the Holding Company would be obligated to pay Tsakos Energy Management Limited the present value of all payments that would have otherwise become due under the Management Agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management Limited multiplied by ten. This would result in a total payment of approximately $126,000 as of December 31, 2008. Under the terms of the Management Agreement between the Holding Company and Tsakos Energy Management Limited, the Holding Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2008, are:

Year	Amount
2009	13,922
2010	14,114
2011	14,146
2012	14,146
2013 to 2018	75,879

132,207

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, Tsakos Energy Management Limited provides supervisory services for the construction of new vessels for a monthly fee of $17 per vessel in 2008, $15 in 2007 and $12.5 in 2006 ($20 relating to the construction of an LNG carrier in 2007 and $18 in 2006). These fees in total amounted to $1,222, $1,832, and $2,033 during the years ended December 31, 2008, 2007 and 2006, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos”): Tsakos Energy Management Limited has appointed Tsakos to provide technical management to the Company’s vessels. Tsakos, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos and of Tsakos Energy Management Limited and are also shareholders of the Holding Company.

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

Tsakos also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos by the Company have been netted-off against amounts due from Tsakos for advances made, and the net amount is included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2008 and 2007, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. The research company is in its development stage and management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company. No income was received from this investment during 2008 and there was no other investment during 2008.

During 2007, a structured note held by the Company was redeemed with a gain of $205 and the Company converted a convertible bond into common shares, and later sold the shares for proceeds of $10,202 resulting in a gain of $4,025 reclassified to Interest and investment income from Accumulated Other Comprehensive Income. In aggregate, in 2007 and 2006, the Company recorded gains from investments and changes in fair value of investments amounting to $4,230 and $4,579 respectively, reported within Interest and investment income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels

Acquisitions

There were four scheduled deliveries of newly constructed vessels within 2008 at a total cost of $245,129 of which $126,943 was paid in 2008. Also in October 2008, the Company repurchased the suezmax tankers Cape Baker and Cape Balboa (renamed Decathlon and Pentathlon respectively) (See Note 7).

Sales

In February 2008, the Company sold the aframax tanker Olympia which was held for sale at December 31, 2007. Net sale proceeds amounted to $62,100 resulting in capital gains of $34,565. During 2007, the Company sold three operating vessels for net proceeds of $142,433. The total gain from these three sales was $68,944, and was shown as Gain on sale of vessels. In 2006, the Company sold three operating vessels and recognized gains on sale of $38,009.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2009	265,548
2010	152,011
2011	58,025
2012	25,440
2013 and thereafter	15,873

Net minimum charter payments	516,897

These amounts do not assume any off-hire.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $17,181 and $11,088 at December 31, 2008 and 2007, respectively, and loan fees, net of accumulated amortization, amounted to $4,151 and $4,713 at December 31, 2008 and 2007, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt

Facility	2008	2007
(a) Credit Facilities	1,361,623	1,321,412
(b) Term Bank Loans	152,006	68,531

Total	1,513,629	1,389,943
Less – current portion	(91,805)	(44,363)

Long-term portion	1,421,824	1,345,580

(a) Credit facilities

As at December 31, 2008, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2008 is $49,228. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2008, interest on these facilities ranged from 1.42% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at December 31, 2008 amounted to $152,006. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and October 2018. Interest rates on the outstanding loans as at December 31, 2008, are based on LIBOR plus a spread. At December 31 2008, interest on these term bank loans ranged from 3.26% to 4.76%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2008	4.38%
Year ended December 31, 2007	5.96%
Year ended December 31, 2006	5.81%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

Loan movements for credit facilities and term loans throughout 2008:

Loan	Origination Date	Original Amount	Balance at January 1, 2008	New Loans	Repaid	Balance at December 31, 2008
12-year term loan	2002	30,500	20,875	—	1,750	19,125
Credit facility	2005	250,000	136,821	—	12,636	124,185
Credit facility	2005	220,000	198,688	—	11,923	186,765
Credit facility	2006	275,000	234,750	—	—	234,750
Credit facility *	2004	179,384	136,774	—	10,555	126,219
Credit facility	2005	220,000	121,500	—	—	121,500
Credit facility	2006	371,010	327,270	—	—	327,270
10-year term loan	2004	71,250	47,656	—	3,125	44,531
Credit facility	2006	70,000	60,625	—	4,375	56,250
Credit facility	2007	120,000	104,984	—	—	104,984
10-year term loan	2007	88,350	—	88,350	—	88,350
Credit facility	2007	82,000	—	79,700	—	79,700

Total			1,389,943	168,050	44,364	1,513,629

*	This loan includes a fixed interest rate portion amounting to $106,019 as at December 31, 2008.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

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

The annual principal payments required to be made after December 31, 2008, including balloon payments totaling $675,879 due through August 2019, are as follows:

Year	Amount
2009	91,805
2010	102,679
2011	105,195
2012	105,195
2013 and thereafter	1,108,755

1,513,629

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Deferred Income

In October and November 2003, respectively, the Company sold two suezmaxes and time-chartered the vessels (re-named Cape Baker and Cape Balboa respectively) back from the buyer for a minimum period of five years with an option to buy the vessels at the end of the period at specified amounts. On March 14, 2008, the Board of Directors resolved that management should exercise the options to repurchase both vessels at $47,500 each. The options to repurchase the vessels were declared on April 7, 2008, and the vessels were redelivered in October and November 2008, respectively and reverted to their original names, Decathlon and Pentathlon.

The original charter back agreements were accounted for as operating leases and the gains on the sale of $8,340 and $7,497 respectively were deferred and amortized in proportion to the gross rental charge to expense over the five year lease period. The unamortized balance resulting from the original sale of the vessels Decathlon and Pentathlon amounted to $2,626 at December 31, 2007, of which $1,993 was capitalized at the date the Company decided to re-purchase the vessels and later netted off against the re-purchase price of the vessels. Lease payments relating to the time charters of the Decathlon and Pentathlon were $6,338 and $7,149 respectively in 2008 and $7,641 and $7,329 respectively in 2007 and $8,304 each in 2006, and are recorded in Charter hire expense.

8.	Interest and Finance Costs, net

	2008	2007	2006
Interest expense	70,236	77,025	54,665
Less: Interest capitalized	(4,319)	(8,944)	(12,474)

Interest expense, net	65,917	68,081	42,191

Amortization of loan fees	944	921	1,495
Bank charges	566	611	1,352

Sub-total	67,427	69,613	45,038

Amortization of deferred loss on termination of financial instruments	1,132	—	—
Reclassification adjustments on undesignated cash flow hedges	—	—	(5,087)
Change in fair value of non-hedging financial instruments	14,338	7,769	2,535

Sub-total	15,470	7,769	(2,552)

Net total	82,897	77,382	42,486

As of December 31, 2008, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $922,115 on which it pays fixed rates averaging 4.77% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”). (See Note 14).

During 2008, the Company entered into two new interest rate swap agreements that are accounted for as hedges of the Company’s variable interest rate payments on bank loans. Also during 2008, three non-hedging and one hedging interest rate swap agreements reached maturity, and the Company terminated four non-hedging interest rate swap agreements at an aggregated loss of $1,132.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Interest and Finance Costs, net (continued)

As at December 31, 2008, the Company held ten interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2008 and 2007 in aggregate amounted to $73,849 (negative) and $23,775 (negative), respectively. A part of one hedging interest rate swap was designated as being ineffective and the changes in fair value during 2008 on that ineffective part of $1,610 has also been included in charges in fair value of non-hedging financial instruments above, with the remaining change in fair value reflected directly in Accumulated other comprehensive income in Stockholders’ Equity.

At December 31, 2008, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2008 have been included in change in fair value of non-hedging financial instruments, in the table above.

9.	Stockholders’ Equity

On November 14, 2007, the Company effected a two-for-one stock split relating to its common stock in the form of a share dividend. All share and per share amounts disclosed in the Financial Statements give effect to this stock split retroactively.

During 2008, the Company purchased 812,700 shares as treasury stock at a cost of $21,937. In 2007, no treasury stock was purchased. In addition, repurchases of stock for cancellation for the years ended December 31, 2008 and 2007 amounted to $12,232 and $1,338, respectively. The transactions were open market based through the New York Stock Exchange.

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

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

In 2007, 186,000 restricted share units related to the 2004 Plan were issued to Company crew members, directors and officers and 394,000 to individuals employed by the related companies. On December 31, 2008, 50% of the grants vested with the remaining 50% vesting on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007 to vest after one year and 1,000 RSUs were issued to a non-executive director in June 2007 vesting immediately. Total compensation expense recognized in 2008 amounted to $3,046 consisting of $1,237 for employees and $1,809 for non-employees. In 2007, total compensation expense was $5,670 consisting of $1,656 for employees and $4,014 for non-employees. In 2006, compensation expense amounted to $216 relating to employees only. Of the aggregate 605,650 RSUs awarded in 2007 and 2006, 311,650 had been vested and 11,000 forfeited as at December 31, 2008. As at December 31, 2008, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $1,019 ($10,598 at December 31, 2007) and the weighted average remaining contractual life of outstanding grants is 2.0 years.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Stockholders’ Equity (continued)

In 2008, 2007 and 2006, Accumulated other comprehensive income decreased with unrealized losses of $48,464 and $25,421, and increased with unrealized gains of $3,666, respectively, that resulted from the changes in the fair value of financial instruments. In 2007 and 2006, Accumulated other comprehensive income increased with unrealized gains of $953 and $3,072, respectively, that resulted from the changes in the fair value of investments. In 2007 and 2006, Accumulated other comprehensive income decreased with losses of $4,025 and $5,087 respectively, that resulted from the reclassification of gains on undesignated cash flow hedges.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all stock options and grants of restricted stock (See Note 9) using the treasury stock method.

	2008	2007	2006
Net income available to common stockholders	$202,931	$183,171	$196,404

Weighted average common shares outstanding	37,552,848	38,075,859	38,127,692

Dilutive effect of stock options	—	—	9,112
Dilutive effect of RSUs	494,286	158,220	4,248

Weighted average common shares – diluted	38,047,134	38,234,079	38,141,052

Basic earnings per common share	$5.40	$4.81	$5.15
Diluted earnings per common share	$5.33	$4.79	$5.15

For 2008, 2007 and 2006, there were no stock options or RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 585,650 shares of restricted common stock granted in 2007 and 20,000 shares restricted common stock granted in 2006 were considered dilutive and are included in the computation.

11.	Minority Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006, and for the year ended December 31, 2006, the Company recognized a gain of $25,323. Mare Success S.A. is fully consolidated in the accompanying financial statements.

12.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Income Taxes (continued)

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

13.	Commitments and Contingencies

As at December 31, 2008, the Company had under construction four aframax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at December 31, 2008 was $194,250. Scheduled payments as of December 31, 2008 are $109,009 in 2009 and $85,241 in 2010.

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

14.	Financial Instruments

(a)	Reclassification: In the consolidated balance sheets for the years ended December 31, 2008 and 2007, the Company has reclassified the long-term portion of financial instruments previously recorded within current liabilities.

(b)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(c)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008, 2007 AND 2006

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14.	Financial Instruments (continued)

(d)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $117,662 as compared to its carrying amount of $106,019 (Note 6). The fair value of the investment discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of that investment. The fair value of the interest rate swap agreements discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FAS 157 “Fair Value Measurements” are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

15.	Subsequent Events

On March 19, 2009, the Board of Directors resolved that a dividend of $0.85 cents per share will be paid on April 30, 2009 to shareholders of record on April 24, 2009.