Form 20-F
period 2009-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2010-04-09
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange
Preferred share purchase rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2009, there were 36,916,686 shares of the registrant’s Common Shares outstanding.

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

This Annual Report on Form 20-F contains forward-looking statements based on beliefs of our management. Any statements contained in this Annual Report on Form 20-F that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events, including:

•	general economic and business conditions;

•	global and regional political conditions;

•	acts of terrorism and other hostilities;

•	availability of crude oil and petroleum products;

•	demand for crude oil and petroleum products and substitutes;

•	actions taken by OPEC and major oil producers and refiners;

•	competition in the marine transportation industry;

•	developments in international trade;

•	international trade sanctions;

•	changes in seaborne and other transportation patterns;

•	our ability to find new charters for our vessels at attractive rates;

•	capital expenditures;

•	meeting our requirements with customers;

•	tanker and product carrier supply and demand;

•	regulations affecting tankers and product carriers;

•	interest rate movements; and

•	foreign exchange

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2009. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Per share data has been adjusted to give effect to our two for one share split which became effective on November 14, 2007.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2007, 2008 and 2009, and the consolidated balance sheets at December 31, 2008 and 2009, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2005	2006(11)	2007(11)	2008	2009
Income Statement Data
Voyage revenues	$295,623	$427,654	$500,617	$623,040	$444,926
Expenses
Commissions	11,604	15,441	17,976	22,997	16,086
Voyage expenses	35,970	69,065	72,075	83,065	77,224
Charter hire expense	24,317	24,461	15,330	13,487	—
Vessel operating expenses (1)	52,945	76,095	108,356	143,757	144,586
Depreciation	35,697	59,058	81,567	85,462	94,279
Amortization of deferred dry-docking costs	6,583	4,857	3,217	5,281	7,243
Provision for doubtful receivables	40	—	—	—	—
Management fees	5,460	7,103	9,763	12,015	13,273
General and administrative expenses	3,631	3,510	4,382	4,626	4,069
Management incentive award	2,500	3,500	4,000	4,750	—
Stock compensation expense	—	216	5,670	3,046	1,087
Foreign currency losses (gains)	(181)	279	691	915	730
Amortization of deferred gain on sale of vessels	(3,168)	(3,168)	(3,168)	(634)	—
Gain on sale of vessels	(34,540)	(38,009)	(68,944)	(34,565)	(5,122)
Vessel impairment charge	—	—	—	—	19,066
Operating income	154,765	205,246	249,702	278,838	72,405
Other expenses (income):
Gain on sale of non-operating vessels	(10,765)	—	—	—	—
Gain on sale of shares in subsidiary	—	(25,323)	—	—	—
Interest and finance costs, net	11,247	42,486	77,382	82,897	45,877
Interest and investment income	(7,360)	(7,164)	(13,316)	(8,406)	(3,572)
Other, net	(112)	(1,159)	(924)	350	(75)
Total other expenses (income), net	(6,990)	8,840	63,142	74,841	42,230
Net income	161,755	196,406	186,560	203,997	30,175

	2005	2006(11)	2007(11)	2008	2009
Less: Net income attributable to non-controlling interest	—	(2)	(3,389)	(1,066)	(1,490)
Net income attributable to Tsakos Energy Navigation Limited	$161,755	$196,404	$183,171	$202,931	$28,685

Per Share Data
Earnings per share, basic	$4.09	$5.15	$4.81	$5.40	$0.78
Earnings per share, diluted	$4.09	$5.15	$4.79	$5.33	$0.77

Weighted average number of shares, basic	39,544,540	38,127,692	38,075,859	37,552,848	36,940,198

Weighted average number of shares, diluted	39,573,692	38,141,052	38,234,079	38,047,134	37,200,187
Dividends per common share, paid	$0.975	$1.175	$1.575	$1.80	$1.15

Cash Flow Data
Net cash provided by operating activities	146,903	214,998	190,611	274,141	117,161
Net cash used in investing activities	(108,969)	(829,326)	(375,641)	(164,637)	(75,568)
Net cash (used in)/provided by financing activities	(9,087)	643,126	191,910	21,218	(57,581)

Balance Sheet Data
Cash and cash equivalents	$145,769	$174,567	$181,447	$312,169	$296,181
Cash, restricted	271	4,347	6,889	7,581	6,818

Investments	32,121	14,045	1,000	1,000	1,000
Advances for vessels under construction	150,428	261,242	169,739	53,715	49,213
Vessels, net book value	711,362	1,458,647	1,900,183	2,155,489	2,009,965
Total assets	1,089,174	1,969,875	2,362,776	2,602,317	2,549,720
Long-term debt, including current portion	433,519	1,133,661	1,389,943	1,513,629	1,502,574
Total stockholders’ equity	607,186	755,275	857,931	915,115	914,327

Fleet Data
Average number of vessels (2)	26.1	33.8	41.7	44.1	46.6
Number of vessels (at end of period) (2)	25.0	37.0	43.0	46.0	47.0
Average age of fleet (in years) (3)	6.3	5.9	5.6	6.1	6.8
Earnings capacity days (4)	9,527	12,335	15,213	16,143	17,021
Off-hire days (5)	335	322	523	431	390
Net earnings days (6)	9,192	12,013	14,690	15,712	16,631
Percentage utilization (7)	96.5%	97.4%	96.6%	97.3%	97.7%
Average TCE per vessel per day (8)	$28,645	$30,154	$29,421	$34,600	$22,329
Vessel operating expenses per ship per day (9)	$6,534	$6,979	$7,669	$9,450	$8,677
Vessel overhead burden per ship per day (10)	$1,217	$1,162	$1,565	$1,514	$1,083

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, and other direct operating costs.
(2)	Includes chartered vessels.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
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

Derivation of time charter equivalent per day (amounts in thousands except for days and per day amounts):

	2005	2006	2007	2008	2009
Voyage revenues	$295,623	$427,654	$500,617	$623,040	$444,926
Less: Voyage expenses	(35,970)	(69,065)	(72,075)	(83,065)	(77,224)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	3,650	3,650	3,650	3,660	3,650
Time charter equivalent revenues	263,303	362,239	432,192	543,635	371,352
Net earnings days	9,192	12,013	14,690	15,712	16,631
Average TCE per vessel per day	$28,645	$30,154	$29,421	$34,600	$22,329

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.
(11)	The unaudited selected consolidated financial data for the year ended December 31, 2006 and as at December 31, 2007 and 2006, are derived from our audited consolidated financial statements not appearing in this Annual Report and has been recast to reflect the adoption of new accounting and reporting standards as defined in Accounting Standards Codification (ASC) 810 Consolidation issued by the Financial Accounting Standards Board (FASB) in December 2007 for ownership interests in subsidiaries held by parties other than the parent. As a result of the adoption of the new guidance effective January 1, 2009, Total stockholders’ equity for the years 2007 and 2006 as show above incorporates the non-controlling interest in two of our subsidiaries (formerly referred to as minority interest and shown separately from stockholders’ equity).

Capitalization

The following table sets forth, as of December 31, 2009, our (i) cash and cash equivalents and (ii) consolidated capitalization, as adjusted for the following events (there were no other significant changes since December 31, 2009):

•

our debt scheduled repayments totaling $23.5 million and debt prepayments on the sale of the Parthenon of $28.5 million and Hesnes of $6.0 million and the drawdown of $40.0 million to partially finance the purchase of the Sapporo Princess;

•	our sale of 660,206 common shares resulting in an aggregate net proceeds of $11.4 million;

•	the sale of the vessels Parthenon and Decathlon for an aggregate of $91.0 million; and

•	our payment of vessel construction installments amounting to $37.9 million.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2009
	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$296,181	$6,480	$302,661
Restricted cash	6,818		$6,818

Total cash	$302,999	$6,480	$309,479

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,502,574	$(18,019)	$1,484,555
Negative fair value of interest rate swaps, net	70,939		70,939
Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 37,671,392 issued	37,671		37,671
Cost of Treasury Stock (754,706 shares as at December 31, 2009, and 94,500 shares as adjusted)	(17,863)	15,627	(2,236)
Additional paid-in capital	266,706		266,706
Accumulated other comprehensive loss	(57,731)		(57,731)
Retained earnings	679,597	(4,228)	675,369
Non-controlling interest	5,947		5,947

Total stockholders’ equity	914,327	11,399	925,726

Total capitalization	$2,487,840	$(6,620)	$2,481,220

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The charter markets for crude oil carriers and product tankers have deteriorated significantly since the summer 2008, which could affect our future revenues, earnings and profitability.

After reaching highs during the summer of 2008, charter rates for crude oil carriers and product tankers fell dramatically thereafter. While the rates have improved somewhat, they remain significantly below the levels that contributed to our increasing revenues and profitability through 2008. The decline in charter rates is due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the dramatic fall in the price of oil in 2008, and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil.

As of March 31, 2010, six of our vessels were employed under spot charters that are scheduled to expire by April 19, 2010, and 11 of our vessels were employed on time charters, all of which, if not extended, are scheduled to expire during the period between April and November of 2010. In addition, 21 of our vessels have profit sharing provisions in their time charters that are based upon prevailing charter market rates and four of our vessels are under contracts of affreightment which provide for periodic adjustments of their charter rates, also based upon prevailing market rates. In addition, five of our vessels are employed in pool arrangements at variable rates. Moreover, two of our four newbuildings are scheduled to be delivered in the first part of 2010, for which we do not have a charter for one of them. If the current low rates in the charter market continue for any significant period in 2010 it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. The decline in charter rates also affects the value of our vessels, which follows the trends of charter rates and earnings on our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The economic crisis that started in 2008 has affected the global economy and the shipping markets. Extraordinary steps that were taken by the governments of several leading economic countries to combat the economic crisis appear to have restrained the downturn; however, the long-term impact of these measures is not yet known and cannot be predicted. While there have been some signs that the global economy is improving, we cannot provide any assurance that the global recession and tight credit markets will not continue or become more severe.

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

The turbulence the world economies are encountering has resulted in a fall in demand for crude oil and oil products which in turn has resulted in a decrease in freight rates and values. However, industry observers are forecasting that 2010 will witness some rebound in worldwide demand for oil and oil products. In the event that a rebound does not materialize, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment and time-charters with profit-share may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

Charter hire rates are cyclical and volatile.

The crude oil and petroleum products shipping industry is cyclical with attendant volatility in charter hire rates and profitability. After reaching highs in mid-2008, charter hire rates for oil product carriers fell significantly in the fall, improved in December, but fell again during the winter and early spring of 2009, not to improve until the end of 2009. The charter rates for 37 of our vessels adjust periodically and the time charters for 12 of our vessels may expire within eight months if not extended. As a result, we will be exposed to changes in the charter rates which could affect our earnings and the value of our vessels at any given time. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically, with the exception of 2008, been weaker during the fiscal quarters ended June 30 and September 30.

An increase in the supply of vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. The newbuilding order book equaled 25% of the existing world tanker fleet (above 30,000 deadweight tons) as of the end of February, 2010 (per Clarkson Research Services) and no assurance can be given that the order book will not increase further in proportion to the existing fleet. If the number of new ships delivered exceeds the number of vessels being scrapped, capacity will increase. In addition, if dry-bulk vessels are converted to oil tankers, the supply of oil tankers will increase. If supply increases and demand does not, the charter rates for our vessels could decline significantly. A decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, suezmax, aframax, panamax, handymax and handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. In addition, in event of trade disruptions caused by hostilities in the Middle East, tanker companies that operate in Middle East trade routes may seek to employ their vessels in the trade routes that our vessels serve, which would further increase the level of competition that we face. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Throughout 2009 and into 2010, the frequency of piracy has increased significantly, particularly in the Gulf of Aden and off the west coast of Africa. If piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like that of September 11, 2001, or longer-lasting wars or international hostilities, including those currently in Afghanistan and Iraq could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and operations. In addition, our financial viability may also be negatively affected by changing economic, political and governmental conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political instability, terrorist or other attacks, war or international hostilities.

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

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”) or Tsakos Energy Management Limited (“Tsakos Energy Management”), companies that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspections and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs, duties, fines and other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and our ability to pay dividends and/or principal, premium, if any, and interest on the notes.

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

In 2009, we derived approximately 66% of our revenues from time charters, as compared to 64% in 2008. As the current period charters of 11 our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates given the current depressed state of the charter market. In addition, there can be no assurance that we will be successful in entering into time charters at attractive rates on certain of the four newbuildings that will be delivered to us in April and July of 2010 and in the second and third quarters of 2011. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are currently low and are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time. In the event a vessel may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, the vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs.

If our exposure to the spot market or contracts of affreightment increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased reliance on the spot market, we may experience a lower utilization of our fleet, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

We depend on Tsakos Energy Management and Tsakos Shipping to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts commercial management, such as chartering and vessel purchase and sale functions, and day-to-day fleet technical management, such as crewing, to Tsakos Shipping, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping.

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

If the new joint venture between Tsakos Shipping and Schoeller Holdings Ltd. is not consummated or if it is unsuccessful, our business may be adversely effected.

In February 2010, Tsakos Shipping and the German ship management company, Schoeller Holdings Ltd., the owner of Columbia Shipmanagement Ltd., formed a joint venture ship management company. We expect the new entity, which is named Tsakos Columbia ShipManagement S.A., to assume by the middle of 2010 the technical management of all the vessels currently managed by Tsakos Shipping, including those of our fleet. However, there is no guarantee that Tsakos Shipping and Schoeller Holdings Ltd. will consummate the joint venture on the terms currently contemplated, or at all.

Although TCM will be staffed primarily by former Tsakos Shipping employees and based in Athens, Greece, there is no guarantee that the quality of technical management services that it provides will be equal to that which we receive from Tsakos Shipping. In addition, TCM will seek to provide technical management services to other Greek owners of vessels, who may be competitors of ours. Such efforts to grow its customer base may be unsuccessful and inhibit TCM’s ability to provide technical management services to its existing customers, including us.

Tsakos Energy Management, Tsakos Shipping and TCM are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping (or, in the future, TCM) to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because each of these companies is privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management, Tsakos Shipping or TCM, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping has the right to terminate its contract with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. A termination as of December 31, 2009 would have resulted in a payment of approximately $128 million.

Tsakos Energy Management’s contract with Tsakos Shipping may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management. There is no agreement to date between Tsakos Energy Management and TCM.

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

In addition to the vessels that it manages for us, Tsakos Shipping manages two other VLCC tankers and four double-hull panamaxes, that operate under long term charters, plus one single-hull tanker that is currently unemployed. These vessels are operated by the same group of Tsakos Shipping employees that manage our vessels, and Tsakos Shipping has advised us that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is possible that Tsakos Shipping, in its commercial management capacity (pursuant to its subcontracting agreement with Tsakos Energy Management) might allocate charter or spot opportunities to other Tsakos Shipping or TCM managed vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that Tsakos Shipping or TCM could in the future agree to manage more tankers that directly compete with us.

Clients of Tsakos Shipping have acquired and may acquire further vessels that may compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of Tsakos Shipping might decide to accept the opportunity. In this context, Tsakos Shipping clients have recently taken delivery of four modern panamax tankers and has two suezmax vessels under construction for delivery in 2011. Two of the panamaxes have been chartered to a common client on the same terms as our vessels chartered to the same client and the other two panamaxes have been chartered to another common client at a time when we had no similar vessels available. These charters and future charters of tankers by Tsakos Shipping could result in conflicts of interest between their own interests and their obligations to us.

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

The global economic recession that commenced in 2008 has resulted in a decrease in vessel values. In addition, although we currently own a modern fleet, with an average age of 7.1 years as of March 31, 2010, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. Such impairment charge was incurred in 2009 amounting to $19.1 million relating to the three oldest vessels of the fleet, Hesnes, Victory III and Vergina II.

If Tsakos Shipping or TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom Tsakos Shipping (or in the future, TCM) will provide to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although Tsakos Shipping has a contract with a manning agency and sponsors various marine academies in the Philippines, Greece and the Ukraine and has a manning office in Odessa, Ukraine, we cannot assure you that Tsakos Shipping will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of Tsakos Shipping (and in the future, TCM) are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic and other risks.

As of March 31, 2010, we have contracts to construct four newbuildings that are scheduled for delivery during 2010 and 2011. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Credit conditions internationally might impact our ability to raise debt financing.

We have traditionally financed our vessel acquisitions with cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. As of March 31, 2010, we have not secured bank financing for our remaining obligations to the shipyards with respect to three of our four newbuildings, although negotiations are in progress. Terms and conditions, however, could be different from terms obtained in the past and could result in higher cost of capital. In addition revised covenants might be imposed that might limit our flexibility in terms of dividend payments and other operational matters and materially affect our ability to raise additional debt from the market. In addition, we cannot guarantee the financial state of the banks we deal with nor their short or long term viability as going-concerns. Any adverse development in that respect could materially alter our current and future financial planning and growth and have a potentially negative impact on our balance sheet.

We may not be able to finance all of the vessels we have on order as of March 31, 2010.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $135 million, for one of the two aframax vessels that we have on order (for delivery in July of 2010) and for the two suezmax vessels on order (for delivery in the second and third quarters of 2011). We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we were unable to finance further installments for the newbuildings we have on order, an alternative would be to use the available cash holdings of the Company or, if we should lack adequate cash, to attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market circumstances and could result in a deficit over the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, the direct effect on our operations of not acquiring the vessel would be to forego any revenues and related vessel operating cash flows.

We may sell one or more of our newbuildings.

While we intend to take delivery of and operate all four newbuildings we have on order as of March 31, 2010, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

The profitability of our LNG vessel is subject to market volatility.

The LNG market could fail to develop into a mature state for profitable LNG shipping investments If we decide to exit this sector, for whatever reason, we might have to sell the vessel at a price below its cost and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. The vessel is on charter until June 2010, with options for a further two years. If the charter market is weak on the expiry of the charter we might not be able to secure new employment or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

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

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of March 31, 2010, 39 of our tankers were contractually committed to period employment (including contract of affreightment) with remaining terms ranging from one month to four years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

As of March 31, 2010, thirty of our vessels were employed under time charters and four of our vessels were employed on contracts of affreightment. The ability and willingness of each of our counterparties to perform its obligations under their charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties. With the steep declines in the prices of crude oil and oil products, there can be no assurance that some of our customers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for the affected vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given the depressed charter rate levels as of March 31 2010. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

If the charterer under our bareboat charter is unable to perform under the charter, we may lose revenues.

As of March 31 2010, we had a bareboat charter contract for the Millennium and time charters with profit share for two other vessels with Hyundai Merchant Marine (HMM), a member of the Hyundai group of companies. The financial difficulties that the Hyundai group has faced in the past may still affect HMM’s ability to perform under these charters, which are scheduled to expire between 2011 and 2013. This could result in the loss of significant revenue. In addition, we may expand this chartering relationship with HMM to other vessels in our fleet which would ultimately increase our exposure to that particular charterer.

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

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2009, our debt to capital ratio was 62.2% (debt / debt plus equity), with $1.50 billion in long-term debt outstanding. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In 2009, approximately 86% of cash flow derived from operations was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Although relatively stable in 2009 and the beginning of 2010, LIBOR was volatile in 2008, during which the spread between LIBOR and the prime lending rate widened, at times significantly. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if these rates increase significantly or become significantly volatile once again, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

In the past ten years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors is regularly informed of the status of our derivatives in order to assess that such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial loss.

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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs can be both substantial and unpredictable. We may have to pay dry-docking costs that our insurance does not cover. This would result in decreased earnings.

A significant amount of our 2009 revenues was derived from six customers and a significant amount of our 2008 revenues was derived from four customers, and our revenues could decrease significantly if we lost these customers.

In 2009, 14% of our revenues came from Petrobras, 10% of our revenues came from Houston Refining, 9% of our revenues from HMM, 8% from Flopec, and 7% each from NESTE and Trafigura, each of which was also one or our largest customers in 2008. Our inability or failure to continue to employ our vessels at rates comparable to those earned from these customers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 10% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Houston Refining (formerly Lyondell/Citgo), accounted for approximately 10% in 2009 and 15% in 2008 of our revenues. This company conducts a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years and we cannot say whether there will be further unrest or political upheavals in Venezuela. If we were to lose this customer, or if its exports were curtailed, or if this customer was to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

If we were to be subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries other than the United States in which we conduct activities or in which our customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay tax or to make payments in lieu of tax. In addition, payments due to us from our customers may be subject to tax claims.

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

We believe that we and our subsidiaries qualified for this exemption for 2009. There are, however, factual circumstances beyond our control that could cause us and our subsidiaries to be unable to obtain the benefit of this tax exemption in future years and thus to be subject to United States federal income tax on United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. See “Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our gross U.S.-source shipping revenue, without allowance for deductions, under Section 887 of the Internal Revenue Code. The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders.

If we were treated as a passive foreign investment company, a U.S. investor in our common shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2010 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2010 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Euro. In 2009, Euro expenses accounted for approximately 23% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of December 31, 2009, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 40% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

Future sales of our common shares could cause the market price of our common shares to decline.

On December 4, 2009, we filed a prospectus supplement pursuant to Rule 424(b) of the Securities Act relating to the offer and sale of up to 3,000,000 of our common shares in an at-the-market offering through Credit Suisse Securities (USA) LLC as sales agent. As of March 31, 2010, we have issued and sold an aggregate of 677,600 common shares pursuant to our at-the-market offering, resulting in net proceeds of $11.7 million. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional common shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share, of which 37,576,892 common shares are outstanding as of March 31, 2010.

The market price of our common shares may be unpredictable and volatile.

The market price of our common shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

We may not be able to pay cash dividends on our common shares as intended.

On March 12, 2010, our board of directors declared a dividend of $0.30 per common share to be paid on April 29, 2010, the second dividend relating to fiscal 2009. In October 2009, we paid a cash dividend of $0.30 per common share the first dividend in relation to the year 2009. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 67 vessels and has sold 23 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5 Operating and Financial Review and Prospects.”

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

The technical management of our fleet is undertaken by Tsakos Shipping and Trading (“Tsakos Shipping”), one of the world’s largest independent tanker managers based on the number of tankers under management. Technical management includes managing day-to-day vessel operations, seeing to vessel maintenance and repair, overseeing regulatory compliance, hiring qualified officers and crew, purchasing stores, supplies, spares and lubricants and providing technical and shoreside support and supervising newbuilding construction at shipyards.

Tsakos Shipping had a total of 72 operating vessels under management at March 31, 2010 (with a further seven to be delivered, four of which are vessels under construction for Tsakos Energy Navigation, as of March 31, 2010). This enables Tsakos Shipping to achieve significant economies of scale when procuring supplies and underwriting insurance. These economies of scale, as well as Tsakos Shipping’s ability to spread their operating costs over a larger vessel base, have resulted in cost savings to us.

Tsakos Shipping’s established operations have allowed us to manage the growth of our fleet without having to integrate additional resources. The size of our operating fleet increased from 231,103 dwt at inception to approximately 4.9 million dwt at March 31, 2010, with no significant adverse impact on the organization.

We have access to Tsakos Shipping’s network offices around the world and a pool of over 2,500 available seafarers, which is supported by Tsakos Shipping’s sponsorship of naval academies in Greece, the Philippines, Russia and the Ukraine, and a Tsakos Shipping manning office in Odessa, Ukraine.

In February 2010, Tsakos Shipping and the German ship management company, Schoeller Holdings Ltd., the owner of Columbia Shipmanagement Ltd. (“CSM”), agreed to form a joint-venture ship management company on an equal partnership basis to provide technical management services to Greek owners of vessels. The new company is named Tsakos Columbia ShipManagement (“TCM”) and will be based in Athens and will be staffed primarily with Tsakos Shipping personnel. It is expected that by mid-2010 all vessels then managed by Tsakos Shipping, including those of our fleet, will be taken over by TCM for technical management. It is expected that TCM and CSM will engage in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, TCM expects to procure services and supplies at lower prices, thereby reducing overall operating expenses. We also expect to benefit from CSM’s significant crewing capabilities.

Tsakos Shipping will continue to provide commercial management services for our vessels, which include chartering, charterer relations, vessel sale and purchase, and vessel financing.

As of March 31, 2010, our fleet consisted of the following 46 vessels (including a chartered-in suezmax):

Number of Vessels	Vessel Type
3	VLCC
9	Suezmax
9	Aframax
3	Aframax LR2
7	Panamax LR1
6	Handymax MR2
8	Handysize MR1
1	LNG carrier
Total 46

Twenty-three of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.9 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 12% single-hulled dwt as of March 31, 2010. As of March 31, 2010, the average age of the tankers in our current operating fleet was 7.1 years, compared with the industry average of 9.0 years.

In addition to the vessels operating in our fleet as of March 31, 2010, we are building an additional four vessels. We expect to take delivery of two aframax tankers of DNA design, in the second and third quarters of 2010, respectively. We expect delivery of two suezmax tankers in the second and third quarters of 2011. In the second quarter of 2010 we intend to deliver the vessels Hesnes and Marathon to their respective buyers, and complete the bare-boat charter of the suezmax Nordic Passat (the former Decathlon, which is currently included in our fleet). The resulting fleet (assuming no further sales) would comprise 47 vessels with approximately 5.1 million dwt.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. The average age or our vessels is 7.1 years, compared to an industry average of 9.0 years. Since inception, we have committed to investments of over $3.4 billion, including investments of approximately $2.5 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. Tsakos Shipping, the technical manager of our fleet, has received ISO 14001 certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. By March 31, 2010, we had 23 ice-class vessels. Additionally, we have entered the LNG market with the delivery of our LNG carrier in 2007.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97.2%.

•

Industry recognition. For over 37 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Vitol, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•

Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of Tsakos Shipping are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals. In addition, it is expected that TCM and CSM will engage in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, TCM expects to procure services and supplies at lower prices, thereby reducing overall operating expenses. We also expect to benefit from CSM’s significant crewing capabilities.

As of March 31, 2010, our fleet consisted of the following 46 vessels:

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(8) (all double hull)	Deadweight Tons
VLCC

1. Millennium	1998	1998	bareboat charter	September 2013		301,171

2. La Madrina(1)	1994	2004	time charter	April 2011		299,700

3. La Prudencia(1)	1993	2006	time charter	April 2011		298,900

SUEZMAX

1. Silia T	2002	2002	time charter	October 2011		164,286

2. Nordic Passat(2)(7)	2002	2002	time charter			164,274

3. Triathlon(2)	2002	2002	time charter	January 2014		164,445

4. Eurochampion 2004(2)	2005	2005	time charter	November 2010	ice-class 1C	164,608

5. Euronike(2)	2005	2005	time charter	October 2011	ice-class 1C	164,565

6. Archangel	2006	2006	time charter	April 2010	ice-class 1A	163,216

7. Alaska(2)	2006	2006	time charter	November 2011	ice-class 1A	163,250

8. Arctic(2)	2007	2007	time charter	July 2012	ice-class 1A	163,216

9. Antarctic(2)	2007	2007	time charter	October 2010	ice-class 1A	163,216

AFRAMAX

1. Marathon(7)	2003	2003	spot	—		107,181

2. Opal Queen	2001	2002	spot	—		107,222

3. Vergina II	1991	1996	time charter	April 2010		96,709

4. Proteas(2)	2006	2006	time charter	July 2010	ice-class 1A	117,055

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(8) (all double hull)	Deadweight Tons

5. Promitheas	2006	2006	contract of affreightment	April 2010	ice-class 1A	117,055

6. Propontis(2)	2006	2006	time charter	October 2010	ice-class 1A	117,055

7. Izumo Princess(4)	2007	2007	contract of affreightment	Evergreen	DNA	105,374

8. Sakura Princess(4)	2007	2007	contract of affreightment	Evergreen	DNA	105,365

9. Maria Princess	2008	2008	spot	—	DNA	105,346

10. Nippon Princess	2008	2008	spot	—	DNA	105,392

11. Ise Princess(4)	2009	2009	contract of affreightment	Evergreen	DNA	105,361

12. Asahi Princess	2009	2009	spot	—	DNA	105,372

PANAMAX

1. Andes(3)	2003	2003	time charter	November 2011		68,439

2. Maya(3)(5)	2003	2003	time charter	September 2012		68,439

3. Inca(3)(5)	2003	2003	time charter	May 2013		68,439

4. Victory III	1990	1996	pool	April 2010	ice-class 1C	68,157

5. Hesnes(7)	1990	1996	on deliver to buyer	—	ice-class 1C	68,157

6. Selecao	2008	2008	time-charter	February 2011		74,296

7. Socrates	2008	2008	time-charter	March 2011		74, 327

HANDYMAX

1. Artemis(2)	2005	2006	time charter	October 2011	ice-class 1A	53,039

2. Afrodite(2)	2005	2006	time charter	January 2012	ice-class 1A	53,082

3. Ariadne(2)	2005	2006	time charter	September 2011	ice-class 1A	53,021

4. Aris	2005	2006	pool	September 2010	ice-class 1A	53,107

5. Apollon(2)	2005	2006	time charter	January 2012	ice-class 1A	53,149

Vessel	Year Built	Year Acquired	Charter Type	Expiration of Charter	Hull Type(8 (all double hull)	Deadweight Tons

6. Ajax	2005	2006	pool	September 2010	ice-class 1A	53,095

HANDYSIZE

1. Didimon	2005	2005	time charter	March 2012		37,432

2. Arion	2006	2006	pool	September 2010	ice-class 1A	37,061

3. Delphi	2004	2006	time charter	November 2011		37,432

4. Amphitrite (formerlyAntares)	2006	2006	pool	June 2010	ice-class 1A	37,061

5. Andromeda(2)	2007	2007	time charter	April 2010	ice-class 1A	37,061

6. Aegeas	2007	2007	spot	—	ice-class 1A	37,061

7. Byzantion(2)	2007	2007	time charter	May 2010	ice-class 1B	37,275

8. Bosporos(2)	2007	2007	time charter	August 2010	ice-class 1B	37,275

LNG

1. Neo Energy(6)	2007	2007	time charter	August 2010	Membrane	85,602

Total Vessels	46				Total Dwt	4,861,178

(1)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a monthly average basis every six months.
(2)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(3)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(4)	Evergreen employment has no specific expiration. These vessels are continuously employed on a market-related formula for each separate voyage until either we or the charterer request cancellation upon 30 or 90 days’ notice.
(5)	49% of the holding company of these vessels is held by a third party.
(6)	The charterer of this vessel has the option to extend the charter initially to December 31, 2011, and then until December 31, 2012.
(7)	Marathon and Hesnes have been sold and will be delivered to their respective buyers in April 2010. Decathlon was sold to a third-party buyer in March 2010 and chartered back with its new name Nordic Passat on bare-boat for a period of two months in order to complete its existing charter.
(8)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

Our newbuildings under construction

We have on order and expect to take delivery in the second and third quarters of 2010 two aframaxes of DNA design under construction by Sumitomo Heavy Industries and in the second and third quarters of 2011 two suezmaxes under construction by Sungdong Shipbuilding. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the Sumitomo yard in Japan and the Sungdong yard in South Korea in the design of the newbuildings and will continue to work with these respective yards during the construction period.

Our newbuildings under construction as of March 31, 2010 consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Hull Type (all double-hull)	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
AFRAMAX

1.Hull S-1356 (to be named Sapporo Princess)	April 14, 2010	Sumitomo Heavy Industries	DNA	105,000	$60.7

2.Hull S-1360 (to be named Uraga Princess)	July 2, 2010	Sumitomo Heavy Industries	DNA	105,000	$60.7

SUEZMAX

1. Hull S2034	2nd Quarter 2011	Sungdong Shipbuilding		158,000	$69.5

2. Hull S2035	3rd Quarter 2011	Sungdong Shipbuilding		158,000	$69.5

Total				526,000	$260.4

(1)	Including extra cost agreed as of March 31, 2010

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. On February 3, 2010, we signed addendums to the shipbuilding contracts for Hulls S2034 and S2035, by which the contract price was reduced by $2.5 million each in return for an accelerated schedule of payment installments. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2010, we had made progress payments of $82.0 million out of the total purchase price of approximately $260.4 million for these newbuildings. Of the remaining amount, a further $118.1 million will be paid during 2010. As of March 31, 2010, we have not secured bank financing for our remaining obligations to the shipyards with respect to three of our four newbuildings, although negotiations are in progress.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the four newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if an attractive opportunity arises, could be in our best interest.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 85% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2009 and 2008 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2009	2008	2007
Time Charter – fixed rate	25%	29%	27%
Time Charter – variable rate	44%	54%	49%
Period Employment at variable rates	15%	9%	9%
Spot Voyage	16%	8%	15%
Total Net Earnings Days	16,631	15,712	14,690

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has six tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, procuring insurance, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Shipping. Tsakos Energy Management also engages, through a subcontracting agreement, Tsakos Shipping to arrange chartering of our vessels and provide other commercial management services. Six vessels were sub-contracted to third-party ship managers during part or all of 2009.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. Pursuant to the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. Beginning January 1, 2007, we paid Tsakos Energy Management management fees $20,000 per month per owned vessel and $15,000 per month for vessels chartered-in or chartered out on a bareboat basis or under construction. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered-in vessels or chartered out on a bareboat basis or under construction. Similarly, under the same terms, monthly fees were increased from January 1, 2009 to $23,700 and $17,500, respectively, and from January 1, 2010, to $24,000 and $17,700, respectively. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $13.8 million in 2009. From these amounts, Tsakos Energy Management pays a technical management fee to Tsakos Shipping. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2009, for the first time, Tsakos Shipping charged such a commission on the sale of the Pentathlon, at 1%. The total amount we paid for these chartering and sale brokerage commissions was $6.1 million in 2009.

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

Any purchases or sales of vessels approved by our board of directors are arranged and completed by Tsakos Shipping. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase or newbuilding contracts.

In the case of a purchase of a vessel by us, each broker involved will receive commissions from the seller generally at the industry standard rate of one percent of the purchase price, but subject to negotiation. In the case of a sale of a vessel by us, each broker involved will receive a commission from us generally at the industry standard rate of one percent of the sale price, but subject to negotiation. In accordance with the management agreement, Tsakos Energy Management or its subcontractor (i.e., Tsakos Shipping) is entitled to charge us for sale and purchase brokerage commission, and did so for the first time in 2009, in connection with the sale of the Parthenon.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Shipping to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, Tsakos Shipping subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. Tsakos Shipping, which is privately held, is one of the largest independent tanker managers with a total of 72 operating vessels under management (including our 46 vessels) at March 31, 2010, with a further seven to be delivered, four of which are vessels under construction for us, totaling approximately 8.2 million dwt. Tsakos Shipping employs full-time superintendents, technical experts and maritime engineers and has expertise in supervising the construction of newbuild vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 200 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Beijing, Tokyo, Odessa and Panama. Their principal office is in Athens, Greece. The fleet managed by Tsakos Shipping consists mainly of tankers and feeder container vessels, but also includes dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays Tsakos Shipping a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance. At December 31, 2009, we had advances to Tsakos Shipping totaling $2.7 million.

Tsakos Shipping performs the technical management of our vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts.

In mid-2010, technical management will be taken over by the new joint-venture TCM described above which will undertake the same services with mostly the same personnel. It is expected that TCM and CSM will engage in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, TCM expects to procure services and supplies at lower prices, thereby reducing overall operating expenses. We also expect to benefit from CSM’s significant crewing capabilities.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of these customers in 2009.

Customer	Year Ended December 31, 2009
Petrobras	14.2%
Houston Refining (formerly Lyondell/Citgo)	9.6%
HMM	8.5%
FLOPEC	8.2%
NESTE	7.4%
Trafigura	7.2%
BP	6.5%
STBL	5.4%
CSSA	4.0%
Methane	3.8%
Scorpio	3.2%
Sun	3.0%
Tesoro	2.1%
Chevron	2.0%
PDVSA	1.9%
ST Shipping	1.4%
Clearlake	1.1%
Mansel	1.1%

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

The heightened environmental and quality concerns of classification societies, insurance underwriters, regulators and charterers have led to the imposition of increased inspection and safety requirements on all vessels in the tanker market and accelerated scrapping of older vessels throughout the industry.

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters. In March 1992, the IMO adopted amendments to Annex I of the 1993 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations, which became effective in July 1993 (in relation to newbuildings) and in July 1995 (in relation to existing tankers) in many jurisdictions in which our tanker fleet operates, provide that (1) tankers 25 years old and older must be of double-hull construction or of a mid-deck design with double side construction (with some exceptions for tankers between 25 and 30 years old), and (2) all tankers will be subject to enhanced inspections. Also, under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-side construction or be of another approved design if that tanker (1) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (2) commences a major conversion or has its keel laid on or after January 6, 1994, or (3) completes a major conversion or is a newbuilding delivered on or after July 6, 1996. All of the vessels in our fleet are of double hull construction.

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

As a result of the oil spill in November 2002 following the loss of the oil tanker Prestige, which was owned by a company not affiliated with us, in December 2003 the IMO proposed an amendment to MARPOL to accelerate further the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to either 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This amendment became effective on April 5, 2005.

On January 1, 2007, Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and clarify the requirements for new tankers and existing tankers.

Regulation 12A of MARPOL Annex I came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010 and all ships for which shipbuilding contracts are placed on or after August 1, 2007.

Effective January 1, 2011, oil tankers of 150 gross tons and above will be subject to new Annex I pollution prevention requirements for transfers of oil cargo between oil tankers at sea. Any subject oil tanker involved in oil cargo ship-to-ship (STS) operations will be required to (1) carry a plan, approved by its flag state administration, prescribing the conduct of STS operations and (2) comply with notification requirements. Also with effect from that date, Annex I will be amended to clarify the long standing requirements for on board management of oil residue (sludge).

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Vessels built before May 19, 2005, must obtain this Certificate by the earlier of the first dry docking after that date or May 19, 2008. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments will enter into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). The United States ratified the amendments in October 2008. We have obtained International Air Pollution Prevention certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. By January 1, 2008, the effective date of the Anti-fouling Convention, exteriors of vessels must either be free of the prohibited compounds, or coatings that act as a barrier to the leaching of the prohibited compounds must be applied to the vessel exterior. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

In addition, the Company’s liquefied natural gas (“LNG”) carrier meets IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. Effective January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These new discharge levels apply to the Company’s LNG carrier.

Tsakos Shipping, our technical manager, has been ISO 14001 compliant since April 2000. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships. Once operational, TCM must become ISO compliant.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998. The ISM Code requires shipowners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are ISM Code certified.

Environmental Regulation

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 incorporates limits on the liability of responsible parties for a spill. Effective July 31, 2009, the limits on liability for a double-hulled tanker over 3,000 gross tons is the greater of $2,000 per gross ton or $17,088,000 (subject to periodic adjustment). These limits on liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We continue to maintain, for each of our vessels, pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out over a 25-year period (1990-2015) based on size, age and hull construction. Currently, all of our fleet is of double-hull construction.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. In October 2008 the Coast Guard adopted amendments to the financial responsibility regulations to require – with effect from January 15, 2009 – evidence of financial responsibility in an amount equal to or greater than the limitations on liability adjusted from time to time. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPA 90 requires an owner or operator of a fleet of tankers only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90. We have provided evidence of financial responsibility to the Coast Guard and obtained a certificate of financial responsibility for each of our vessels that is subject to the financial responsibility requirements.

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

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions. We have approved vessel response plans for all of our vessels operating in United States waters.

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. The United States Environmental Protection Agency, or EPA, has enacted rules regulating ballast water discharges and other discharges incidental to the normal operation of vessels within United States waters. Under these rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams. Regulated Vessels delivered after September 19 2009 cannot operate in United States waters unless they are covered by the VGP. To be covered by the VGP, a vessel owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Any Regulated Vessel that is not covered by a VGP cannot discharge into United States waters. Owners and operators of vessels visiting United States waters will be required to comply with this VGP program or face penalties. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters. In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP. We do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations. We have submitted NOIs for each Regulated Vessel in our fleet.

The Clean Air Act: The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009 the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in United States waters. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

Several states regulate emissions from vessel vapor control and recovery operations under federally-approved State Implementation Plans. On July 24, 2008, the California Air Resources Board of the State of California, or CARB, approved clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. A federal court decision issued in June 2009 cleared the way for the implementation of the new fuel content regulations. Effective July 1, 2009, the regulations require the use of marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur; and, effective January 1, 2012, the use of marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

On March 26, 2010, MEPC, in response to a request by the United States and Canada, designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016 NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Initiatives: In December 2001, in response to the oil tanker Erika oil spill in December 1999, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO in April 2001. In July 2003, in response to the oil tanker Prestige oil spill of November 2002, the European Union adopted legislation that (1) prohibits all single-hull tankers from entering into European Union ports or offshore terminals by 2010; (2) bans all single-hull tankers carrying heavy grades of oil from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) commencing in 2005, imposed a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). Member States of the European Union are to ensure that illegal discharges of polluting substances, participation in and incitement to carry out such discharges are penalized as criminal offences and that sanctions can be applied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than that applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. The ship-source pollution legislation was to be enacted into the national law of the Member States of the European Union by April 1, 2007. On November 23, 2005 the European Commission published its Third Maritime Safety Package, commonly referred to as the Erika III proposals, and two bills (dealing with the obligation of Member States to exchange information among themselves and to check that vessels comply with international rules, and with the allocation of responsibility in the case of accident) were adopted in March 2007. The Treaty of Lisbon entered into force on December 1, 2009 following ratification by all 27 European Union member states and identifies protection and improvement of the environment as an explicit objective of the European Union. The European Union adopted its Charter of Fundamental Rights at the same time, declaring high levels of environmental protection as a fundamental right of European Union citizens. Additionally, the sinking of the Prestige has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.85 million plus $959 for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability is limited to approximately $136 million. As the Convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on April 1, 2010. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. In July 2004 the U.S. Coast Guard adopted regulations under NISA establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On August 28, 2009 the U.S. Coast Guard proposed amendments to its ballast water management regulations that, if approved, will impose standards on ballast water discharged in United States waters. In the absence of federal standards, some states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. These requirements could increase the costs of operating in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 28, 2010 the BWM Convention has been adopted by 22 states, representing 22.65% of world tonnage.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the protocol. The United Nations' climate change conference in Copenhagen in December 2009 failed to produce a new treaty, although an accord was signed to facilitate the development of a new treaty at a future conference. There is pressure to include shipping in any new treaty. The European Union intends to expand its emissions trading scheme to emissions of greenhouse gases from vessels. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and is considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. Federal regulations relating to the control of greenhouse gas emissions will follow, and the U.S. Congress is also considering climate change initiatives. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $10.3 million in 2009. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have credit ratings ranging from BBB to AA.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. As of March 31, 2010, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

Recent world events have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. For 2009-2010, our P&I club insurance premiums increased by between 6% and 11% for most of our vessels. Our hull and machinery insurance premiums also increased in most cases up to 23%. We have been advised that for 2010-2011 our P&I club insurance premiums will remain at approximately the same level as the previous year, and our hull and machinery insurance premiums are also expected to remain at the same level mainly due to reduced vessel values. “War risk” coverage for vessels operating in certain geographical areas has increased, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2010. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include Overseas Shipholding Group Inc., Teekay Shipping Corporation and General Maritime Corporation. There are also numerous smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2010, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

General Market Overview—World Oil Demand / Supply and Trade

All of the statistical data and other information presented in this section entitled “General Market Overview—World Oil Demand / Supply and Trade,” including the analysis of the various sectors of the oil tanker industry, has been provided by ICAP Shipping (“ICAP”). ICAP has advised that the statistical data and other information contained herein are drawn from its database and other sources. In connection therewith, ICAP has advised that: (a) certain information in ICAP’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in ICAP’s database; and (c) while ICAP has taken reasonable care in the compilation of the statistical and other information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Crude oil prices continued to weaken in the early part of 2009, with NYMEX WTI futures prices averaging $39/barrel in February, down from the peak of $145/barrel that was reached during July 2008. The weakness in prices prompted a strong response from OPEC, which had already announced at its December 2008 meeting that it would aim to cut crude oil production by 4.2 million bpd from September 2008 levels. Unlike on some previous occasions, the group was initially able to achieve a comparatively high level of compliance with production targets, reaching 77% compliance in February 2009. The sharp reduction in OPEC output was successful in stabilizing crude oil prices, which rose thereafter and traded within what was felt to be a more comfortable range between $60-$80/barrel during the second half of the year, as the economic outlook improved and economic stimulus packages and renewed risk appetite led to a sharp re-bound in commodity prices. However the sharp reduction in OPEC production and exports undermined demand for crude oil tankers which fell sharply during the second quarter of the year and remained at low levels during the third quarter, before recovering towards the end of the year.

According to the International Energy Agency (IEA), world oil demand fell by 1.29 million bpd in 2009, the largest decline in demand since 1982. Large falls in demand were recorded in the OECD countries, particularly the United States, Japan and in Europe. U.S. demand fell by as much as 0.76 million bpd, Japanese demand decreased by some 0.43 million bpd and OECD Europe’s demand fell by some 0.79 million bpd. However, demand in developing countries continued to increase, in spite of the global economic downturn. Chinese demand is estimated to have increased by as much as 0.61 million bpd, in part driven by the large economic stimulus package put in place by the Chinese government in November 2008. This was the largest reported increase in Chinese oil demand since 2004. Demand also continued to grow in India, with an increase of 0.17 million bpd reported, while demand in the other developing Asian countries grew by some 0.10 million bpd. Growth in each of these regions also outpaced the growth in demand seen in 2008. The pace of demand growth in the Middle East, Latin America and Africa slowed however, to 0.13 million bpd, 0.05 million bpd and 0.02 million bpd respectively.

The sharp reduction in OPEC crude oil output meant that the overall supply of oil—including biofuels, condensates and oil from non-conventional sources—fell from 86.35 million bpd in 2008 to 84.74 million bpd in 2009. Although OPEC production started to increase after the low point seen in March 2009, average OPEC crude oil production was 2.52 million bpd lower in 2009 than in 2008.

The decline in OPEC crude oil production was partially offset by increases elsewhere, notably a 0.56 million bpd increase in U.S. production which was assisted by a benign hurricane season. Elsewhere there was a 0.2 million bpd increase in Russian production and a 0.28 million bpd increase in output from other countries of the Former Soviet Union. Brazil increased production by 0.12 million bpd. Seaborne crude oil trade is estimated to have fallen by 1.7 million bpd in 2009 or 4.4%, while crude oil tonne-miles trade (international trade x distance travelled) is estimated to have decreased by 4.8% as the reduction in trade was to a large extent focussed on long-haul exports from the Middle East.

Crude imports into the U.S., Europe and Japan fell substantially as refineries ran at lower levels due to weak refining margins. These declines were partially offset by increases in imports into both China and India where further demand growth and new refining capacity meant that refiners continued to import greater volumes. In China a more attractive product pricing mechanism also encouraged refiners to import and run more crude oil, and Chinese imports increased by 0.53m bpd.

A major development was the sharp increase in the numbers of tankers employed in storing both crude oil and refined products. From the fourth quarter of 2008 a steep contango price structure developed in crude oil and products forward price curves, which enabled oil companies and traders to store oil profitably. At the same time limited onshore storage capacity and lower charter rates for tankers made storage onboard vessels attractive, leading to as many as 45 VLCCs being utilized for storing crude oil by May 2009. While the number of VLCCs storing crude oil declined thereafter there was a sharp increase in the use of VLCC and Suezmax newbuildings employed in storing clean products cargoes and even greater use of both uncoated newbuilding Aframaxes and fully coated existing Aframaxes and Panamaxes in storing clean products. While the numbers of vessels employed in storage had begun to decline by February 2010, as many as 116 vessels were still being used for this purpose.

The global economic downturn and reduction in world oil demand also impacted the trade in refined oil products. Imports of gasoline, distillates, jet fuel and fuel oil into the United States, the world largest products importing country, declined from 2008’s level of 1.71 million barrels to 1.59 million bpd in 2009. Imports of gasoil and jet fuel into Europe were, however, higher than in 2008 as surpluses from Asia, the Former Soviet Union, North America and the Middle East continued to flow into the region—adding to the volumes in floating storage. Chinese exports of gasoline, kerosene and diesel increased from 8.0 million tonnes in 2008 to 15.4 million tonnes in 2009 as the start up of new refineries led to a surplus of clean products for export, particularly in the second half of the year. Resurgent demand for naphtha in the Far East in the second half of the year led to a sharp increase in trade that helped to drive earnings for LR products carriers higher, aided by the fact that a large proportion of the fleet was tied up in storage employment.

Looking forward, the IEA in its February 2010 report predicted a strong re-bound in oil demand in 2010, with global demand forecast to increase by 1.57 million bpd, the largest increase since 2004. Demand in the developed world is expected to stabilize, while further strong demand growth is predicted for developing countries in Asia in particular. Although the economic recovery remains fragile at present it is expected that, over the medium term, continued economic development in emerging economies will drive further oil demand growth. In its December 2009 Annual Energy Outlook, the U.S. Energy Information Administration projected in its Reference Case that global hydrocarbon liquids consumption will increase to 90.92 million bpd by 2015, compared to a level of 86.03 million bpd in 2008. Demand in developing countries was projected to be 5.17 million bpd higher than 2008’s levels by 2015, while consumption in the OECD countries was projected to remain 0.28m bpd below the 2008 figure.

World Tanker Fleet

Crude oil tanker fleet growth accelerated substantially in 2009. In the VLCC sector 53 vessels were delivered compared to 40 vessels in 2008, while 38 vessels are believed to have been removed from active service, compared to the 39 vessels removed in 2008. As a result the number of VLCCs in the fleet grew by 3.0%. At the start of 2010, 65 non-double hulled VLCCs remained in the active trading fleet. The removal of more of these vessels from service in 2010 will help to restrain fleet growth this year.

In the Suezmax sector 46 newbuilding were delivered from shipyards, although deliveries were heavily weighted towards the end of the year and many of the new deliveries were immediately employed in clean products storage. Both of these factors helped to restrain growth in the active crude oil trading fleet for much of the year. In addition, 7 more Suezmaxes were removed from active service. Nevertheless, by the end of 2009, the Suezmax fleet had increased by 11.3% from the start of the year. Fleet growth in the Suezmax sector is also expected to be lower in 2010 as more non double hulled vessels are removed from service.

In the Aframax segment 96 vessels were delivered in 2009, while a further 19 non double hulled vessels were removed from service. As a result this sector saw fleet growth of 9%. As is the case with the Suezmax and VLCC sectors, Aframax fleet growth is also likely to be substantially lower in 2010, with both fewer deliveries and a greater number of the remaining 59 non double hulled vessels expected to be taken out of service.

Fleet growth in the Panamax tanker segment (60,000 – 80,000 dwt) was also high in 2009, at some 7.4% with 38 vessels delivered and 11 vessels removed from service. Fleet growth in this segment is expected to be low or even negative in 2010. In the MR products tanker sector (45,000 – 55,000 dwt), there was another year of very high fleet growth of 17.5% but growth in the more mature Handy tanker segment (27,000 dwt – 45,000 dwt) was much lower at just 0.2%. This meant that fleet growth in the combined MR and Handy segments totaled some 7.7%, with the addition of 179 new vessels and 55 older, mainly Handy tankers, removed from service. Fleet growth in this part of the fleet is also expected to be substantially lower in 2010 with negative fleet growth now likely in the Handy tanker segment and a reduced level of fleet growth in the MR segment compared to the last 2 years.

The total deep sea oil tanker fleet from 27,000 – 445,000 dwt increased by 8% in 2009 to 402 million dwt. A further 127 million dwt remains on order for delivery, while there is now just 40 million dwt of non double hulled tonnage to be removed from service under MARPOL Annex 1 regulations. The outlook for fleet growth over the next 2 years remains highly uncertain due to the continued difficulties that some ship owners are facing in securing finance for payments to shipyards, and also the uncertainty over the financial stability of some of the shipyards themselves. There is therefore significant potential for further delays to newbuilding delivery schedules and the possibility of the postponement or cancellation of more tanker newbuilding orders. Fleet growth in the tanker sector is expected to be significantly lower in 2010 than in 2009 and the aforementioned developments may alleviate some more of the supply side pressure on the tanker market over the next 3 years.

Newbuildings

(Newbuilding and second hand price assessments were temporarily suspended in late 2008 and early 2009 due to a lack of liquidity in the ship sale and purchase markets)

Newbuilding Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010
VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m	N/A	$100m
Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$91m	N/A	$60m
Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m	N/A	$51m
47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m	N/A	$32m

Tanker newbuilding prices have fallen substantially since the third quarter of 2008. However, far fewer orders have been placed since then as the reduced availability of finance, weaker market conditions, the large existing orderbook and the prospect of further declines in newbuilding prices have meant that owners have generally held back from placing orders. Just 21 VLCC orders have been recorded since the start of 2009, compared to approximately 100 orders placed in 2008. However prices for the vessels have been much lower—in the region of $100 million compared to prices as high as $165 million in the third quarter of 2008.

There has been slightly more ordering in the Suezmax sector since the start of 2009 with 31 new contracts recorded. Prices for recent orders are also significantly below those placed at the peak of the market in the third quarter of 2008, with recent contracts priced in the region of $60-$65 million compared to peak prices of some $98 million.

Ordering of new Aframax tankers has also been low with just 15 new contracts reported since the start of 2009. Indicative newbuilding prices for Aframaxes at South Korean shipyards had fallen to $51 million by the first quarter of 2010, compared to $81 million in the third quarter of 2008. Indicative newbuilding prices for MR products tankers have also fallen considerably, with prices at South Korean shipyards around $32 million in early

2010, compared to indicative price levels of some $54 million in the third quarter of 2008. As is the case with the other sectors, the amount of new orders placed in the past 18 months has been substantially lower than in the first three quarters of 2008.

Secondhand Prices

5-Year-Old Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010
VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m	N/A	$77m
Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m	N/A	$55m
Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m	N/A	$39m
47k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m	N/A	$24.5m

Secondhand prices have also fallen substantially since the third quarter of 2008. The volume of transactions has been very low for much of the period since then, although a few more sales are emerging in early 2010. As of the end of February indicative prices for 5-year old Suezmaxes have fallen by 44% since the third quarter of 2008 to $58 million, although this is 7% higher than indicative prices assessments in late 2009. Indicative prices for 5-year old Aframaxes have fallen by 49% to $40 million, however this is also some 14% higher than the indicative price assessment in December. Indicative prices for a 5-year old MR products carrier are 55% lower at the end of February 2010 than they were in the third quarter of 2008 at $24.5 million. However this price assessment is also some 17% higher than indicative prices in late 2009.

Earnings

Tanker spot market earnings were much lower on average in 2009 as reduced oil demand, OPEC production cuts and lower refinery runs restricted both crude oil and products trade, while fleet growth increased substantially. However, some vessels were able to command higher earnings through short-term employment in oil storage.

VLCC

Benchmark VLCC spot market earnings weakened substantially from the second quarter of 2008 through to the third quarter of 2009. The market strengthened in the fourth quarter of 2009 as seasonal demand increased, and earnings in the first two months of 2010 have also been much stronger as increased Chinese crude oil imports and weather delays to vessels have created tighter market conditions. Storage employment has also been a major factor in the VLCC market since the fourth quarter of 2008 with between 3% and 9% of the VLCC trading fleet tied up in this employment at various times. Earnings for vessels trading in the Atlantic Basin were generally higher than those on the benchmark AG-Far East route in 2009 as storage employment reduced vessel availability in the Atlantic and increased shipments from West Africa to Asia also drew tonnage away from the region. Indicative round voyage earnings on the West Africa to US Gulf route averaged $35k/day in 2009 compared to $27k/day for the AG-Far East route.

Suezmax

Freight rates in the Suezmax sector were also much weaker in 2009, however earnings for these vessels also strengthened once again towards the end of the year and spiked in January 2010, in part due substantial delays for vessels transiting the Turkish Straits. Earnings in the Suezmax sector were more robust than in other market sectors as increased exports from Azerbaijan, Kazakhstan and Brazil helped to offset declines in trade elsewhere. Increased long-haul shipments of crude from the Black Sea and Mediterranean to both the U.S. and Asia also helped to support Suezmax earnings as did the fact that newbuilding deliveries were skewed towards the second half of the year. Several newbuildings were also chartered for clean products storage upon delivery which also helped to maintain a slightly tighter market balance.

Aframax

Freight rates for Aframaxes were also much lower in 2009 as reduced exports not only from OPEC producers but also from Mexico, the U.K. and Norway affected demand, and a record number of vessels were delivered into the fleet. While Aframax earnings were very weak in the middle part of the year, Aframax markets also strengthened considerably at the end of the year as winter demand increased and weather delays affected the effective supply of vessels. Indicative round voyage earnings in the North Sea averaged $32k/day in December, while indicative earnings for cross-Med. voyages averaged $25k/day and earnings for voyages from the Baltic to Northwest Europe averaged $39k/day. Vessel earnings returned to lower levels however by the end of February 2010

Products Carriers

Benchmark spot market earnings for MR products carriers were also affected by the reduction in oil demand and products trade and another year of strong fleet growth. Earnings for MRs were particularly weak from June until November, however the market strengthened in December and January and some of this strength has been carried forward into February 2010.

Company Overview

As of March 31, 2010, we operated a fleet of 46 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs, nine suezmaxes, twelve aframaxes, seven panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations—2009

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

The year 2009 proved to be a challenging year for the global economy, shipping and world trade. There was a widespread fear that the global economy could sink into a depression of the scale of 1929. A sharp decrease in seaborne oil trade during this crisis, a second consecutive year of declining oil demand for the first time since the early 1980s, large cutbacks in OPEC output with a high compliance level, combined with fleet growth, pushed industry spot rates to levels near or below vessels’ operating expenses. This started gradually in the second quarter of 2009, and in the typically low demand period of the third quarter, spot freight rates reached their year lows. On a positive note, however, the oil price contango led to increased tanker utilization as part of the global tanker fleet was used as oil storage vessels through the year for both crude oil and distillates.

Our fleet achieved voyage revenues of $444.9 million in 2009, a decrease of 28.6% from $623.0 million in 2008, despite an increase in the average size of the fleet to 46.6 in 2009 from 44.1 in 2008, and an increase in fleet utilization from 97.3% to 97.7% over the same period. The decrease in revenue was due to the significant decline in rates. The average daily time charter rate per vessel after deducting voyage expenses, decreased to $22,329 compared to $34,600 in 2008. Voyage expenses decreased, despite an increase in operating days on spot and contract of affreightment voyages, because of lower bunker prices caused by reduced oil prices. Operating expenses increased by only 0.6% to $144.6 million due to the increase in the size of the fleet and the repurchase of two vessels previously chartered-in, while average daily costs per vessel fell by over 8% due to reduced repair expenditure. During 2009, eight vessels underwent dry-docking for survey purposes and expenditure incurred on routine repairs and maintenance during dry-dock, which is expensed immediately, was considerably reduced from 2008 as most work was performed on relatively new vessels, which are expected to have lower repair and maintenance costs.

Depreciation was $94.3 million in 2009 compared to $85.5 million in 2008 due to the net addition of vessels. Management fees totaled $13.3 million for 2009 compared to $12.0 million for 2008, an increase of 10.5%, due both to the increase in number of vessels in the fleet and the increase in monthly fees. General and administrative expenses were $4.1 million during 2009 compared to $4.6 million during 2008.

A gain on the sale of one vessel in 2009 amounted to $5.1 million, compared to the sale of one vessel in 2008 with a gain of $34.6 million. The Company incurred impairment charges relating to the three oldest vessels in the fleet totalling $19.1 million. Operating income decreased to $72.4 million in 2009 from $278.8 million in 2008. Financing costs fell by 44.7% in 2009 to $45.9 million due to reduced interest rates and positive movements on non-hedging interest rate and bunker swaps. Net income was $28.7 million compared to $202.9 million in 2008. Diluted earnings per share was $0.77 in 2009 based on 37.20 million diluted weighted average shares outstanding compared to $5.33 in 2008 based on 38.05 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2009 were:

•	the delivery of the two aframaxes Ise Princess and Asahi Princess;

•	the sale of the suezmax Pentathlon and agreement to sell the sister vessel Decathlon and two aframaxes, Pentathlon and Marathon;

•	the agreements to build two suezmaxes for delivery in 2011;

•	the dry-docking of Delphi, Didimon, Promitheas, Vergina II, Ajax, Apollon, Artemis and Afrodite for their mandatory special or intermediate survey;

•	the buy-back of 245,400 common shares , and

•	the initiation of an at-the-market offering for up to 3,000,000 common shares , and

•

the payment to our shareholders a dividend of $0.85 per common share in April 2009 in respect of the fiscal year 2008 and $0.30 per common share in October 2009, the first dividend with respect to fiscal year 2009. Total cash paid out on dividends amounted to $42.4 million.

The Company operated the following types of vessels during, and at the end of 2009:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	3.0	9.9	11.8	7.0	6.0	8.0	44.1
Number of vessels at end of year	1.0	3.0	9.0	13.0	7.0	6.0	8.0	46.0
Dwt at end of year (in thousands)	85.6	900.0	1,475.0	1,401.0	490.0	318.0	298.0	4,922
Percentage of total fleet	1.7%	18.1%	29.7%	28.2%	9.9%	6.4%	6.0%	100.0%
Average age, in years, at end of year	2.9	14.8	4.9	4.5	8.7	4.5	3.5	6.1

We believe that the key factors which determined our financial performance in 2009, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of the buoyant freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by a weakened dollar and higher operating and fuel costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks, and protecting interest rate levels through swap arrangements;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arose.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2010. To these may be added:

•	a reasonable recovery in the crude charter market;

•

the securing of a high level of utilization for our vessels (as at March 31, 2010, 70% of the operational days available for 2010, and 50% for 2011, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix forward on medium to long term charters at economic rates;

•	the delivery of the two newbuildings that will join the fleet in 2010; and

•	the continued build up of our cash reserves through operations, vessel sales and equity issuance.

Looking forward from a 2009 background of lower oil demand levels, high crude inventory levels, the continued lack of clarity over oil production from Iran, Nigeria and Iraq, and continued discussion by the Organization of Petroleum Exporting Countries (OPEC) about production levels, there do now appear to be some more positive signs shrouded still in considerable uncertainty. Modestly rising oil demand and reduced inventory levels have nudged oil prices upwards and this may continue through 2010. Demand from China, India and other developing countries will continue to have a beneficial impact on transportation requirements for petroleum and its products, and a part of the feared extent of the increase in new vessel supply has been partly allayed by cancellations and delivery deferments and also by scrapping.

We expect that 2010 will also prove to be a challenging year for the tanker industry, albeit more favorable in terms of oil demand and vessel supply. Nevertheless, the current economic and financial crises, together with the forecasted increase in the size of the tanker fleet, will continue to dampen the potential for reviving the returns from the transportation of oil to the levels seen in previous years. However, there are positive signs. The governments of the world continue to make an effort to revitalize the world economy. The rising level of oil prices has stopped production cuts. New trading patterns with long-haul requirements will continue to absorb many of the new vessels to be delivered and we are beginning to see the phase-out of single-hull tankers accelerate.

Subsequent Events

On February 3, 2010, the Company signed addendums to the shipbuilding contracts for the two suezmax tankers still under construction as of that date, by which the contract price was reduced by $2.5 million each in return for an accelerated schedule of payment installments. On February 23, 2010, the aframax tanker Parthenon, accounted for in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners. On March 2, 2010, the suezmax tanker Decathlon, accounted for in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners. On March 12, 2010, our board of directors declared a dividend of $0.30 per common share to be paid on April 29, 2010, to shareholders of record on April 23, 2010. On March 24, 2010, the Company signed an agreement for the sale of the Hesnes for an amount of $7.4 million, before commissions and expenses. On April 8, 2010, the vessel was delivered to the buyers and related debt of $6,048 repaid. On April 9, 2010, the Company drew down $40.0 million on a 12-year term loan agreed in November 2009, relating to the delivery of the aframax Sapporo Princess scheduled for April 14, 2010.

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

We also enter into “contracts of affreightment” which are contracts for multiple employments that provide for periodic adjustments, within prescribed ranges, to the charter rates. At various stages during 2009, six of our vessels also entered into and operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. Previously, none of our vessels had operated in a pool since January, 2007.

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of our vessels on a basis related to market rates for either spot or time charter. As of March 31, 2010, we have 39 of our 46 vessels managed on time charter or other form of period employment, ensuring that at least 70% of 2010 availability and 50% of 2011 availability is already fixed.

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

The cooperation with Tsakos Shipping enables us to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 37 years of existence and high quality commercial and technical service. Tsakos Shipping manages our vessels of the Company plus another 26 operating vessels, mostly container and dry cargo vessels, but also some single and double hull tankers. Apart from the customer relations, we are also able to take advantage of the inherent economies of scale associated with a large fleet manager and its commitment to contain running costs without jeopardizing the vessels’ operations. Tsakos Shipping provides top grade officers and crew for our vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition. It is expected that TCM will undertake the management of our vessels from mid-2010, while Tsakos Shipping will continue to provide commercial services, including the chartering of our vessels pursuant to its subcontracting agreement with Tsakos Energy Management.

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

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bareboat and voyage charters, contracts of affreightment and pool arrangements. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized on the proportional performance method using the discharge to discharge basis. Vessel voyage and operating expenses and charter hire expense are accounted for in the period incurred on an accrual basis. Vessel voyage and operating expenses of vessels operating under a tanker pool are aggregated by the pool manager and net operating revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed upon formula. As at the reporting date, revenues from variable hire arrangements are recognized to the extent the amounts are fixed or determinable at that date.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008 (previously calculated at $180 per lightweight ton). The impact of the increase in the scrap price used in the estimation of residual values was to reduce the depreciation charge for 2008 by $5.3 million. We revised our estimate of scrap prices, as prices in the past five years had reached historically high levels, significantly in excess of $300 per lightweight ton. Scrap prices currently approximate $400 per lightweight ton. While we expect a high amount of scrapping within the shipping industry as a whole, we also expect commodity prices to rise again as the economic recovery gathers pace. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value of any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic crisis continues to have a negative impact on oil demand over an extended period of time, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur. Management performs tests of the value and future cash flows for the possibility of impairment on a quarterly basis.

Should the carrying value of the vessel exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time. During the latter part 2009, the global economic and market conditions, combined with a growing fleet, led to a further fall in the values and earnings capacity of the three older vessels owned by the Company. We performed the tests described above under various future scenarios for these vessels and arrived at a weighted estimated undiscounted future cash flow for each vessel. As a result, it was determined that the carrying values of these three vessels, Hesnes, Victory III and Vergina II, were impaired and an impairment loss of $19.1 million was incurred.

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

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of any long-term bank loan with a fixed interest rate is estimated and compared to its carrying amount. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall in from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap and bunker swap agreements held by the Company are determined through Level 2 of the fair value hierarchy as defined in FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair values of impaired vessels are determined through Level 3 of the fair value hierarchy and are determined by independent marine valuers.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction. During 2008, we hired two vessels (Cape Baker and Cape Balboa), which had been hired as part of sale and leaseback transactions until their repurchase under the same agreements in the fourth quarter of 2008, as described in the accompanying consolidated financial statements. As of December 31, 2009, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I insurance, repairs and maintenance and stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. The management agreement was amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis, and $15,000 for vessels under construction. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered-in vessels or chartered out on a bareboat basis or vessels under construction. Under the same terms, the monthly fees have been increased to $23,700 and $17,500, respectively, effective January 1, 2009, and effective January 1, 2010 they were further increased to $24,000 and $17,700, respectively. Following TCM’s assumption of the technical management of our fleet, we expect these fees to be increased by approximately $3,000 per vessel per month, although we expect these increases will be offset by the lower prices we anticipate that TCM will pay to procure services and supplies, as a result of purchasing certain supplies and services on a combined basis with CSM.

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

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews it was determined in 2009 that an impairment loss had been incurred with respect to the carrying values of three older vessels. There were no impairment losses in the years 2007 to 2008.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2009, we received approximately $13.0 million in proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurers, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Within the consolidated statements of cash flows therefore, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage changes are based on the full numbers in the accompanying consolidated financial statements)

Year ended December 31, 2009 versus year ended December 31, 2008

Voyage revenues

Revenue from vessels was $444.9 million during the year ended December 31, 2009 compared to $623.0 million during the year ended December 31, 2008, a 28.6% decrease due to lower rates despite an increase in the number of vessels to an average of 46.6 in 2009 from an average of 44.1 in 2008.

Due to much poorer market conditions in 2009, the average time charter equivalent rate per vessel achieved for the year 2009 was $22,329 per day compared to $34,600 for the previous year. During the course of 2009, two aframax tankers were newly-delivered to us and one vessel was sold. The fleet had 97.7% employment compared to 97.3% in the previous year, mainly due to higher dry-docking activity for surveys in the previous year.

Commissions

Commissions during 2009 amounted to $16.1 million, or 3.6% of revenue from vessels compared to 3.7% in the prior year in which commissions totaled $23.0 million.

Voyage expenses

Voyage expenses include all our costs, other than vessel operating expenses and commissions that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $77.2 million during 2009 compared to $83.1 million during the prior year, a 7.0% decrease, despite the fact that the total operating days on spot charter and contract of affreightment totaled 5,223 days in 2009 compared to only 2,712 days in 2008. Although voyage expenses are highly dependent on the voyage patterns followed, much of the decrease can be explained partly by the average cost of bunkers (fuel) falling considerably from 2008 to 2009, resulting in a $12 million reduction in the overall expenditure on bunkers between the two years. As a result, bunkers share of total voyage expenses fell to 62% from 72% in 2008 while port expenses in total increased by nearly $7 million and share of voyage expenses rose from 27% to 37%. As a percentage of voyage revenues, voyage expenses were 17.4% in 2009 and 13.3% in 2008.

Charter hire expense

There was no charter hire expense in 2009 while in 2008 charter hire expense amounted to $13.5 million. The charter hire expense in 2008 related to the two vessels, Cape Baker and Cape Balboa, which were time chartered had been chartered for several years until their repurchase by us in October and November 2008, respectively.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance, repairs, spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $144.6 million during 2009 compared to $143.8 million during 2008, an increase of 0.6% despite the increase in the size of the fleet and the repurchase of two vessels previously chartered-in. As a percentage of voyage revenues, vessel operating expenses were 32.5% in 2009 and 23.1% in 2008. However, costs per vessel fell.

Operating expenses per ship per day for the fleet decreased to $8,677 for 2009 from $9,450 in 2008, an 8.2% decrease. This decrease was primarily due to decreases in crew costs mostly due to an appreciation of the US dollar during 2009 which also affected other costs. Also, several of the dry-dockings of vessels during 2009 were on relatively new vessels which did not require extensive routine repairs and replacements as occurred on the vessels dry-docked in the previous year, such costs being necessarily expensed as they were not part of the cost of dry-dockings.

Depreciation

Depreciation was $94.3 million during 2009 compared to $85.5 million during 2008, an increase of 10.3%, due to the repurchase of the two suezmaxes previously chartered-in plus the addition of two new, mostly high-value vessels towards the end of 2008 plus a further two similar vessels in 2009 partly offset towards the end of 2009 by the sale of one older vessel, the suezmax Pentathlon. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. For the purpose of estimating the residual values of vessels, the scrap is calculated at $300 per lightweight ton since the beginning of 2008 (previously a price of $180 was used, but scrap values increased substantially over recent years). In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2009, amortization of deferred dry-docking charges was $7.2 million compared to $5.3 million during 2008, an increase of 37.2%. The increase was mainly due to the heavy program of dry-dockings occurring throughout 2008 and 2009.

Management fees

Management fees are primarily the fixed fees per vessel we pay to Tsakos Energy Management Limited under the management agreement. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered in or chartered out on a bareboat basis and for vessels under construction. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, the monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered in vessels and vessels on bareboat charter and for vessels under construction. In accordance with the terms of the same agreement, monthly fees have been increased to $23,700 and $17,500 respectively from January 1, 2009 and from January 1, 2010, to $24,000 and $17,700 respectively. During 2009, 11 vessels operated under third-party ship managers, and 5 vessels in 2008. Also six more vessels had their crewing operations managed by a third-party ship manager for both years.

Management fees totaled $13.3 million for 2009 compared to $12.0 million for 2008, an increase of 10.5%, due both to the increase in number of vessels in the fleet and the increase in monthly fees.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.1 million during 2009 compared to $4.6 million during 2008, a decrease of 12.0 % due mainly to decreases in advertising and event expenses.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management Limited represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,019 in 2009 compared to $1,031 in 2008, the decrease being mainly due to the decrease in general and administrative expenses offset partly by increases in management fees. If the incentive award and stock compensation expense described below are taken into account, the 2009 daily overhead cost per vessel is $1,083 compared to $1,514 for 2008.

Management incentive award

As the 2009 targets for management to achieve an incentive award were not met, there is no management incentive award for 2009. The 2008 award amounted to $4.75 million and was paid in 2009 to Tsakos Energy Management.

Stock compensation expense

At the beginning of 2009, there were 283,000 restricted share units (“RSUs”) granted, but unvested. A further 121,800 RSUs were awarded in the year and 5,300 forfeited, with no grants vesting in the year. The 2009 compensation expense of $1.1 million represents the 2009 portion of the total amortization of the value of these RSUs. In 2008, an amount of $3.0 million was amortized. The reduction in compensation expense is mainly due to the fact that approximately half of the RSUs were issued to staff of the commercial and technical managers who are considered as non-employees and, therefore, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the average share price in 2009 was lower than in 2008, the amortization charge fell accordingly.

Amortization of the deferred gain on the sale of vessels.

There was no amortization of deferred gains in 2009 as the deferred gain relating to two suezmaxes sold in a sale and leaseback transaction during 2003 was fully amortized in 2008 following the decision to repurchase the vessels.

Gain on sale of vessels

During 2009, the suezmax Pentathlon was sold for net sales proceeds of $50.5 million and a gain of $5.1 million. During 2008, we sold the aframax tanker Olympia for net sales proceeds of $62.1 million resulting in a gain of approximately $34.6 million.

Vessel impairment charge

An impairment charge relating to three vessels and totaling $19,066 was recognized in 2009. There was no impairment charge in 2008. During 2009, the negative market forces especially impacted the ability to charter older vessels at accretive rates. In the case of our three oldest vessels, the first generation 1990 built double-hull panamax tankers Hesnes and Victory III, and the aframax tanker Vergina II (built in 1991 and converted to double-hull in 2007), the total weighted average cash flow expected to be generated over the future remaining life of the vessels under various possible scenarios, was less than the current carrying value of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels has been written-off as an impairment charge.

Operating income

Income from vessel operations was $72.4 million during 2009 versus $278.8 million during 2008, a 74.0% decrease. As a percentage of voyage revenues, operating income was 16.3% in 2009 and 44.8% in 2008.

Interest and finance costs, net

Interest and finance costs, net were $45.9 million for 2009 compared to $82.9 million for 2008, a 44.7% decrease. Loan interest, including payment of swap interest, decreased to $61.0 million from $70.2 million, a 13.2% decrease. Total weighted average bank loans outstanding were approximately $1,503 million for 2009 compared to $1,417 million for 2008. The average loan financing cost in 2009, including the impact of swap interest, was 4.06% compared to 4.96% for 2008.

There was a positive movement of $6.1 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2009 compared to a negative $15.5 million for 2008.

Capitalized interest in 2009 was $2.1 million compared to $4.3 million in the previous year. The decline is due primarily to the decrease in the number of vessels under construction, with two newbuildings delivered in 2009, leaving only four to be delivered by the end of the third quarter of 2011.

In 2009, the Company entered into swap arrangements relating to bunker (fuel) costs which resulted in the receipt of $1.7 million in realized gains and a further $6.4 million in unrealized positive mark-to-market valuation gains.

Amortization of loan expenses was $0.9 million in 2009 and in 2008. Other loan charges, including commitment fees amounted to $0.3 million in 2009 and $0.6 million in 2008.

Interest and investment income

For 2009, interest and investment income amounted to $3.6 million compared to $8.4 million in 2008. In both years the income related to bank deposit interest. In 2009, the average total cash balances were slightly lower than 2008, and interest rates on deposits were lower.

Non-controlling interest

The amount earned by the minority (49%) shareholding of the subsidiary which owns the owning companies of the vessels Maya and Inca was $1.5 million in 2009 compared to $1.1 million in 2008. Although these vessels earned less revenue per day in 2009 compared to 2008, in 2008 they suffered from increased expenses and time lost resulting from dry-dockings for repair and special survey purposes.

Net income

As a result of the foregoing, net income for 2009 was $28.7 million, or $0.77 per diluted share versus $202.9 million or $5.33 per diluted share for 2008.

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

Stock compensation expense

In March 2007, 580,000 RSUs were issued to directors, officers and staff of the commercial and technical managers and of the vessels, 50% of which vested on December 31, 2008 and the remaining 50% will vest on December 31, 2010. In addition, 20,000 RSUs which had been issued to the non-executive directors vested on June 1, 2007. A further 4,650 RSUs were issued on June 1, 2007 to the non-executive directors which vested on June 1, 2008. An additional 1,000 RSUs were issued on June 1, 2007 to one non-executive director, which vested immediately. The 2008 compensation expense of $3.0 million represents the combined amortization. In 2007, an amount of $5.7 million was amortized. The reduction in compensation expense is mainly due to the fact that two-thirds of the RSUs were issued to staff of the commercial and technical managers who are considered as non-employees and, therefore, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the share price fell in the latter part of 2008, the amortization charge fell accordingly.

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

Net income

As a result of the foregoing, net income for 2008 was $202.9 million, or $5.33 per diluted share, versus $183.2 million or $4.79 per diluted share for 2007.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our capital expenditures including dry-dockings, which equaled $130.4 million in 2009, $238.1 million in 2008 and $542.0 million in 2007, will require us to expend cash in 2010 and in future years. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings (approximately $327 million at March 31, 2010) and the number of vessels we have on time charter, that even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through January 1, 2011, taking into account our existing capital commitments and debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $200.6 million at December 31, 2009 compared to $173.7 million at December 31, 2008. Current assets increased to $471.6 million at December 31, 2009 from $370.8 million at December 31, 2007 mainly due to the five vessels expected to be sold within 2010, the suezmax tanker Decathlon (delivered to buyers on March 2, 2010), the aframax tankers Parthenon (delivered to buyers on February 23, 2010) and Marathon (expected to be delivered to buyers in April 2010), and the panamax tankers Hesnes (expected to be delivered to buyers in April) and Victory III. These five vessels are accounted for as Held for sale in the Consolidated balance sheet with an aggregate value of $120.9 million based on agreed sales price (apart from Victory III which is assumed to have the same sale price less expected costs as its sister vessel Hesnes). There were no vessels held for sale at December 31, 2008. Current liabilities increased to $264.2 million at December 31, 2009 from $189.5 million due mainly to increases in the current portion of long-term debt by approximately $81 million relating to the expected prepayment of debt on vessels held for sale and an increase in the current portion of the negative valuation of financial instruments by approximately $14 million.

Net cash provided by operating activities was $117.2 million during 2009 compared to $274.1 million in the previous year, a 57.3% decrease. The decrease is mainly due to the decrease in revenue generated by operations and lower gain on sale of vessels. Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2009 on dry-dockings amounted to $4.3 million compared to $11.4 million in 2008. In 2009, dry-docking work was performed on the vessels Delphi, Didimon, Promitheas, Vergina II, Ajax, Apollon, Artemis and Afrodite, most of these vessels being smaller product carriers incurring their first dry-docking. In 2008, dry-docking work was performed on Maya, Inca, Marathon, Victory III, Hesnes, Parthenon and Andes.

Net cash used in investing activities was $75.6 million for the year 2009, compared to $164.6 million for 2008. In 2009, we took delivery of and paid the final installments on the two aframaxes Asahi Princess and Ise Princess and undertook certain improvements for a total cost of $103.3 million. During 2008, the Company took delivery of two panamaxes, Socrates and Selecao and two aframaxes Nippon Princess and Maria Princess, and repurchased the suezmaxes Decathlon and Pentathlon for a total of $223.3 million. Installments amounting to $22.8 million were also paid on vessels which are under construction compared to $3.5 million paid in 2008. At December 31, 2009, we had four vessels on order with total remaining payments totaling $220.8 million. On February 3, 2010, the Company signed addendums to the contracts for two suezmaxes under construction, by which the contract price was reduced by $2.5 million each in return for accelerated payments installments. Following these amendments (there had been no other payments to that date in 2010), the anticipated payment schedule on the four vessels under construction, which is subject to change for delays or advanced work, is as follows (in $ millions):

Contractual Obligations	2010	2011	Total
Quarter 1	38.0	21.6
Quarter 2	53.7	24.7
Quarter 3	53.6	13.9
Quarter 4	10.8	—
Total Year	156.1	60.2	216.3

In 2009, net sale proceeds from the sale of the suezmax tanker Pentathlon in the fourth quarter of 2009 amounted to $50.5 million. In 2008, net sale proceeds from the sale of the aframax tanker Olympia in the first quarter of 2008 amounted to $62.1 million.

Net cash used in financing activities was $57.6 million in 2009 compared to $21.2 million derived from financing activities in 2008. Proceeds from new bank loans in 2009 amounted to $80.8 million compared to $168.1 million in the previous year. Scheduled repayments of debt amounted to $91.8 million in 2009 compared to $44.4 million of repayments in 2008. During 2009, as part of the share buy back program, 245,500 shares were repurchased as treasury stock at a cost of $4.1 million. During 2008, the Company repurchased and canceled 392,400 shares at a cost of $12.2 million, and repurchased 812,700 shares as Treasury Stock as part of the same repurchase program at a total cost of $21.9 million. All the repurchases to date were open market transactions with a maximum price set by the Board of Directors. At December 31, 2008, 286,000 of those shares were issued to employees when their restricted share units, awarded in 2007, vested.

In December 2009, the Company initiated an at-the-market share issuance program for the sale of up to 3,000,000 common shares. As at December 31, 2009, 17,394 shares had been sold out of treasury stock for net proceeds of approximately $0.3 million. In January 2010, a further 660,206 shares had been sold for net proceeds of $11.4 million.

A cash dividend of $0.85 was paid in April 2009 representing the final dividend for the fiscal year 2008 and a $0.30 dividend was paid in October 2009 as the first dividend for the fiscal year 2009. In total, the two dividends amounted to $42.4 million. A final dividend of $0.30 per share for the fiscal year 2009 has been declared on March 12, 2010, to be paid on April 29, 2010. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the section “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.1 years at March 31, 2010. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

As of December 31, 2009, we were committed to four newbuilding contracts totaling approximately $264.9 million, of which $44.1 million had been paid by December 31, 2009.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). As of December 31, 2009, we had available unused loan amounts available totaling $75.0 million, of which $40.0 million is currently designated to the delivery in April 2010 of an aframax currently under construction and the remainder is undesignated. Financing arrangements relating to the remaining three vessels under construction are currently in progress. We expect arrangements to be concluded prior to delivery for the aframax to be delivered in July 2010.

Summary of Loan Movements Throughout 2009 (in $ millions):

Loan	Vessel	Balance at January 1, 2009	New Loans	Repaid	Balance at December 31, 2009
12-year term loan	Opal Queen	19.1	0	1.7	17.4
Credit facility	La Madrina, Hesnes, Vergina II, Victory III, Sakura Princess	124.2	0	12.6	111.6
Credit facility	Silia T, Andes, Didimon, Antares, Izumo Princess, Aegeas.	186.8	0	13.1	173.7
Credit facility	Millennium, Parthenon, Marathon, Triathlon, Eurochampion 2004, Euronike	234.8	0	16.1	218.7
Credit facility	Archangel, Alaska, Arctic, Antarctic	126.2	0	10.6	115.6
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	121.5	0	3.8	117.7
Credit facility	Artemis,Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	327.3	0	16.3	311.0
10-year term loan	Arion, Andromeda	44.5	0	3.1	41.4
Credit facility	Maya, Inca	56.2	5.0	4.4	56.8
Credit facility	Neo Energy	104.9	0	0	104.9
10-year term loan	Maria Princess, Nippon Princess	88.4	0	5.5	82.9
Credit facility	Selecao, Socrates	79.7	0	4.6	75.1
10-year term loan	Ise Princess	0	35.8	0	35.8
10-year term loan	Asahi Princess	0	40.0	0	40.0

Total		1,513.6	80.8	91.8	1,502.6

As a result of such financing activities, long-term debt decreased in 2009 by a net amount $11.0 million compared to a net decrease of $123.9 million in 2008. The debt to capital (equity plus debt) ratio was 62.2% at December 31, 2009 or, net of cash, 56.9%. As a percentage of total liabilities against total assets at fair value, our leverage (a non-GAAP measure) as computed in accordance with our credit facilities at December 31, 2009 was 58.3%, well below the loan covenant maximum of 70% which is applicable to all the above loans on a fleet and total liabilities basis. All other bank loan covenants have also been met as at December 31, 2009. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments covered approximately 61% of the outstanding debt as of March 31, 2010, and further coverage is being discussed with major banks.

Off-Balance Sheet Arrangements

None.

Long-term Contractual Obligations as of December 31, 2009 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2010)	1-3 years (2011-2012)	3-5 years (2013-2014)	More than 5 years (After January 1, 2015)
Long-term debt obligations (excluding interest)	1,502.6	172.7	208.8	243.8	877.3

Interest on long-term debt obligations	340.6	55.7	106.7	97.9	80.3

Purchase Obligations (newbuildings)	220.8	134.4	86.4

Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2009)	125.8	13.5	26.8	27.0	58.5

Total	2,189.8	376.3	428.7	368.7	1,016.1

The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2009 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” The Company is a party to floating-to-fixed interest rate swaps covering notional amounts aggregating $912.1 million at December 31, 2009 that effectively convert the Company’s interest rate exposure from a floating rate based on LIBOR to a fixed rate. Three of these swaps covering a total notional amount of $280.5 million include cap and floor option features by which interest rate payable may revert to a variable rate if certain defined criteria based on LIBOR or US swap rates are breached. Obligations arising from swaps are based on rates described in “Item 11.”

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2009, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	77	Chairman of the Board	1994
Nikolas P. Tsakos	46	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	60	Deputy Chairman of the Board	1993
George V. Saroglou	45	Vice President, Chief Operating Officer, Director	2001
Paul Durham	59	Chief Financial Officer	—
Vladimir Jadro	64	Chief Marine Officer	—

Peter Nicholson	76	Director	1993
Francis T. Nusspickel	69	Director	2004
William O’Neil	82	Director	2004
Richard L. Paniguian	60	Director	2009
Aristides A.N. Patrinos	62	Director	2006

Certain biographical information about each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. He has been elected to the board of directors of Aspis Bank in Greece and has served as its Chairman since July 2008. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the cousin of Mr. Saroglou.

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

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou is a shareholder and director of Pansystems S.A., a leading Greek information technology systems integrator, where he also worked from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelors Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

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

VLADIMIR JADRO

CHIEF MARINE OFFICER

Mr. Jadro joined Tsakos Energy Navigation Limited in February 2006. He was appointed Chief Marine Officer of the Company in June 2006. Mr. Jadro was employed by Exxon/ExxonMobil Corp. from 1980 until 2004 in various technical and operational positions including operations, repairs, newbuilding constructions, off shore conversions and projects of the marine department of ExxonMobil Corp. He was in charge of various tankers and gas carriers from 28,000 dwt to 409,000 dwt, and responsible for the company vetting system. He was also involved in the development of oil companies’ international “SIRE” vessel inspection system. From 1978 until 1980 he was employed by the Bethlehem Steel shipyard. From 1967 until 1977, Mr. Jadro was employed on various tankers starting as third engineer and advancing to Chief Engineer. Mr. Jadro is a member of the Society of Naval Architects and Marine Engineers (SNAME) and Port Engineers of New York.

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

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, inlcuding, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman; and in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

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

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act of 1981 of Bermuda and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2009 we had nine members on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2009, the full Board held three meetings. Each director attended all of the meetings of the Board with the exception of Dr. Patrinos who was absent from the May Board meeting. In addition, each director, except Dr. Patrinos in May 2009 and Mr. Jolliffe in November 2009, attended all of the meetings of committees of which the director was a member.

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

To promote open discussion among the independent directors, those directors met three times in 2009 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2010. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The members of the Audit Committee are Messrs. Jolliffe, Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held five meetings during the fiscal year ended December 31, 2009, three of which were in person and two via telephone conference. Mr. Jolliffe was absent in the November 2009 conference call. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

During 2009, there were three meetings of the Corporate Governance, Nominating and Compensation Committee. Dr. Patrinos did not participate in the May 2009 committee meeting.

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

Operational and Environmental R&D Committee

The Operational and Environmental R&D Committee was established at the Board of Directors meeting of May 31, 2007. The members of the committee are Messrs. O’Neil, Nusspickel and Patrinos. It also includes the Deputy Chairman of our technical manager, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Dr. Patrinos is Chairman of the Operational and Environmental R&D Committee. Mr. O’Neil chaired the Committee meeting in May 2009 in the absence of Dr. Patrinos. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2009, the aggregate cash compensation of all of the members of the Board was $460,000 as per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

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

Management Company

Our senior managers, other then Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2009.

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

For 2008, Tsakos Energy Management earned an award of $4.75 million, which was distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 23.7%. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors. The 2008 award was approved by the Company’s Board of Directors on March 17, 2009.

The Corporate Governance, Nominating and Compensation Committee, considering the current economic environment, revised the incentive award scale effective January 1, 2009 as follows:

R.O.E.	Amount of award
15.0%	$3.00 million
17.5%	$4.00 million
20%	$5.50 million
22.5%	—
25%	—

Additionally in 2009, if the R.O.E. was less than 15.0% but greater than 10.0% then an alternative award was possible if the Company’s R.O.E. exceeded the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board of Directors may elect to award a bonus of $1.5 million. However, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors, nor has a scale yet been set for 2010.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out

(Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies, with the exception of the company owning the chartered-in vessel, are subsidiaries of Tsakos Energy Navigation Limited. Approximately 840 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2009.

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

The 2004 Incentive Plan authorizes the issuance of up to 1,000,000 shares in the form of grants or options. In June 2006, the Company granted a total of 20,000 shares of restricted share units (“RSUs”) to the non-executive directors that vested on June 1, 2007. In March 2007, 580,000 RSUs related to the 2004 Plan were granted to officers of the Company and to officers of our vessels as well as employees of our manager and technical manager. On December 31, 2008, 50% of these RSUs vested with the remaining 50% vesting on December 31, 2010. A further 4,650 RSUs were issued to non-executive directors in June 2007, which vested in June 2008 and 1,000 RSUs were issued to a non-executive director in June 2007 and vested immediately. In March 2009, 11,800 RSUs were issued to non-executive directors to vest on May 29, 2010, 56,000 RSUs were issued to executive directors and officers to vest 50% on June 30, 2010 and 50% on December 31, 2011, and 54,000 were issued to non-employees to also vest 50% on June 2010, and 50% on December 31, 2011.

Of the 727,450 RSUs awarded in 2009, 2007 and 2006, 311,650 vested and 16,300 forfeited as of December 31, 2009. As of December 31, 2009, the weighted average remaining contractual life of outstanding grants is 1.1 years. Total compensation expense recognized for the year ended December 31, 2009 was $1.1 million and for the year ended December 31, 2008, $3.0 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and other fees

We prepay or reimburse Tsakos Shipping at cost for all vessel operating expenses payable by Tsakos Shipping in its capacity as technical manager of our fleet. At December 31, 2009, outstanding advances to Tsakos Shipping and Trading amounted to $2.7 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to Tsakos Shipping for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Under the terms of our management agreement with Tsakos Energy Management, we paid to Tsakos Energy Management management fees of $13.3 million and supervisory fees of $0.9 million relating to the construction of our vessels in 2009.

Based on the results of operations for 2009, there was no incentive award payable to Tsakos Energy Management for 2009.

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

Moreover, following a change in our control, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2009 would have resulted in a payment of approximately $128 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. The management agreement was amended on March 8, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction, effective January 1, 2007. Per the same management agreement, effective from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased accordingly to $23,000 per owned vessel and $17,000 for chartered-in vessels. In accordance with the terms of the same agreement, the monthly fee was increased, effective January 1, 2009, to $23,700 for owned vessels and $17,500 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction. Effective January 1, 2010, the monthly fees were raised to $24,000 and $17,700 respectively. Following TCM’s assumption of the technical management of our fleet, we expect these fees to be increased by approximately $3,000 per vessel per month, although we expect these increases will be offset by the lower prices we anticipate that TCM will pay to procure services and supplies, as a result of purchasing certain supplies and services on a combined basis with CSM.

Chartering commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel which for 2009 was 1%. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.1 million in 2009.

Captive insurance policies

We pay Argosy Insurance Company, an affiliate of Tsakos Shipping, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. We have been charged by Argosy for insurance premiums aggregating $10.3 million in 2009.

Travel services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. We were charged by AirMania an aggregate amount of $0.7 million in 2009.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2010 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 37,576,892 Common Shares outstanding on March 31, 2010. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	10,602,188		28.2%
Redmont Trading Corp.(1)	2,506,212		6.7%
First Tsakos Investments Inc.(1)	8,095,976		21.5%
Kelley Enterprises Inc.(1)	5,017,298		13.4%
Marsland Holdings Limited(1)	3,078,678		8.2%
Sea Consolidation S.A. of Panama(2)	3,952,232		10.5%
Intermed Champion S.A. of Panama(2)	257,900		*

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(3)	237,220	*	3,000	A
Nikolas P. Tsakos(4)	72,000	*	74,000	B
Michael G. Jolliffe	22,800	*	2,000	A
George V. Saroglou	15,000	*	21,000	B
Paul Durham	27,000	*	21,000	B
Peter C. Nicholson	31,900	*	1,600	A
Francis T. Nusspickel	10,350	*	2,000	A
William A. O’Neil	4,000	*	1,600	A
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	5,400	*	1,600	A
Vladimir Jadro	3,000	*	5,000	B
All officers and directors as a group (11 persons)(4)	428,670	**	132,800

*	Represents less than 1% of the common shares outstanding.
**	Represents 1.1% of the common shares outstanding.

RSU Vesting Dates

A – All of these restricted share units (“RSUs”) granted to the independent directors vest on May 29, 2010. The common shares for which these RSUs may be settled are included in the number of common shares beneficially owned because the RSUs vest within 60 days of March 31, 2010.

B – The RSUs granted to the officers have three different vesting dates: June 30, 2010, December 31, 2010 and December 31, 2011. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s common shares.

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

(2)	According to a Schedule 13D/A filed on January 13, 2009 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”) and Panayotis Tsakos, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to beneficially own the common shares indirectly as a result of his control relationship with Sea Consolidation and Intermed. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	Includes 3,000 RSUs that will vest on May 29, 2010 and 12,000 shares held in trust for a daughter (Mr. Stavropoulos’ spouse is trustee and has voting rights for these shares). In addition, 25,486 shares are held directly by his children. Mr. Stavropoulos has no economic interest in these 37,486 shares. Additionally, his two siblings and an in-law collectively own 2,734 shares. Mr. Stavropoulos has no economic interest in these 2,734 shares.

(4)	Does not include shares owned by the Tsakos Holdings Foundation, Kelley Enterprises Inc., Marsland Holdings Limited, Redmont Trading Corp., Sea Consolidation S.A. of Panama or Intermed Champion S. A. of Panama.

As of March 30, 2010, we had 38 shareholders of record, including Tsakos Energy Navigation Limited as holder of 94,500 treasury stock. Twenty-eight of the shareholders of record were located in the United States and held in the aggregate 37,525,732 common shares representing approximately 99.6% of our outstanding common shares. However, these shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 37,508,990 common shares. CEDEFAST is the nominee of banks and brokers who hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of March 31, 2010, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. We plan to pay dividends on a semi-annual basis.

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

	High	Low
2005 (Annual)	$22.94	$16.13
2006 (Annual)	$24.83	$17.01
2007 (Annual)	$38.90	$22.00
2008 (Annual)	$38.59	$16.71
2008
First Quarter	$38.40	$29.43
Second Quarter	$38.59	$30.36
Third Quarter	$37.60	$28.22
Fourth Quarter	$29.77	$16.71
2009 (Annual)	$22.99	$12.43
2009
First Quarter	$22.20	$12.43
Second Quarter	$22.99	$14.80
Third Quarter	$18.69	$15.09
Fourth Quarter	$17.15	$14.66
October	$17.12	$14.76
November	$17.15	$16.64
December	$17.00	$14.66
2010
First Quarter	$18.06	$14.74
January	$18.06	$14.83
February	$16.46	$14.83
March	$16.17	$14.74
Second Quarter(1)	$15.45	$15.22
April(1)	$15.45	$15.22

(1)	Through April 8, 2010.

Source: Bloomberg

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ending December 31, 2009, with the cumulative total return of the Dow Jones U.S. Marine Transportation Index and the S&P 500 Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2004. Past performance is not necessarily an indicator of future results.

Source: Zacks Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of March 31, 2010, there were 37,576,892 outstanding common shares. On November 14, 2007, there was a 2-for-1 split of our common shares, effected as a share dividend.

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

United States federal income tax considerations

The following summary of United States federal income tax matters is based on the Internal Revenue Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States department of the treasury, all of which are subject to change, possibly with retroactive effect. This discussion does not address any United States local or state taxes.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•

More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

Our common shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

We believe that each of Bermuda, Cyprus, Liberia and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we believe that we and each of our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were “primarily traded” on the New York Stock Exchange in 2009 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, which are our sole class of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2009, we satisfied the listing requirement for 2009. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or  1/ 6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares satisfied the trading frequency and trading volume tests for 2009 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares in 2009 and we expect to be the case with our common shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2009. Therefore, we believe that we satisfied the Publicly-Traded Test for 2009. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Internal Revenue Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States -source income, depending in general upon the ratio for that taxable year of our United States -source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2011, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

Gain or loss realized by a United States holder on the sale or exchange of common shares generally will be treated as United States -source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

To date, we and our subsidiaries have derived most of our income from time and voyage charters, and we expect to continue to do so. We believe that this income should be treated as services income, which is not treated as passive income for PFIC purposes. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. Moreover, the Internal Revenue Service or a court may disagree with the conclusion that time and voyage charters do not give rise to passive income (and that the related vessels are not passive assets) for purposes of the PFIC rules. In this regard we note that, while there is no authority specifically under the PFIC rules regarding the characterization of time or voyage charters as leases or service contracts and there are older authorities in other areas of the tax law that tend to support our position regarding time and voyage charters, a recent federal court decision addressing the characterization of time charters concludes that they constitute leases for federal income tax purposes and employs an analysis which, if applied to our time or voyage charters, could result in our treatment as a PFIC. Accordingly, we can provide no assurance that we will not be treated as a PFIC for our most recent taxable year or for any subsequent taxable year.

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

Other PFIC Elections. If a United States holder held our stock during a period when we were treated as a PFIC, but the United States holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States holder makes a deemed sale election, the United States holder will be treated, for purposes of applying the rules described above under the heading “consequences of PFIC status”, as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2010 we have $769 million in effective hedging swaps and a further $138 million in interest rate swaps that do not meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $8.7 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $8.7 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2009, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2009	Expected Maturities (1)
		2010	2011	2012	2013	2014	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	95.5	10.6	10.6	10.6	10.6	10.6	42.5
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%

Variable Rate Debt (2)	1,407.1	162.1	93.8	93.8	130.1	92.5	834.8
Weighted Average Interest Rate	2.37%	1.92%	2.74%	4.25%	5.11%	5.63%	6.16%
	1,502.6	172.7	104.4	104.4	140.7	103.1	877.3

Interest Rate Swaps (or Derivatives):
Interest rate swaps – variable to fixed
Notional Amount at December 31, 2009	631.6	36	42.2	378	146	2.7	26.7
Average Pay Rate	4.83%	4.84%	5.07%	3.87%	3.49%	3.49%	3.49%
Average Receive Rate	0.63%	0.93%	1.79%	1.02%	3.93%	4.56%	5.02%

Cap and Floor Options
Notional Amount	280.5	17	95.4	22.7	22.7	70	52.7
Average Pay Rate (2)	4.23%	4.29%	4.28%	4.56%	4.01%	5.49%	5.59%
Average Receive Rate	0.65%	0.81%	1.69%	2.47%	2.90%	4.56%	4.91%
	912.1	53	137.6	400.7	168.7	72.7	79.4

(1)	These are the expected maturities based on the balances as of December 31, 2009.
(2)	Interest Payments on US Dollar – denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

During 2009, we entered into the following fixed price bunker (vessel fuel) swap agreements for 3.5% Fuel FOB Rotterdam (barges):

Trade Date	Swap Effective Date	Swap Termination Date	Notional Quantity Per Month	Total Notional Quantity	Fixed Price per MT
March 11, 2009	April 1, 2009	December 31, 2009	1,000 MT	9,000 MT	$233.00
March 11, 2009	January 1, 2010	January 31, 2010	1,000 MT	12,000 MT	$265.00
March 11, 2009	January 1, 2011	December 31, 2011	1,000 MT	12,000 MT	$298.00
July 6, 2009	August 1, 2009	December 31, 2009	1,000 MT	5,000 MT	$361.00
July 7, 2009	January 1, 2010	January 31, 2010	1,000 MT	12,000 MT	$376.00
July 7, 2009	January 1, 2011	January 31, 2011	1,000 MT	12,000 MT	$398.00

For April 30, 2009 through December 31, 2009, the Company received an aggregate cash payment of $1,662,070 for the monthly settlement of the 2009 bunker swap agreements.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2009, approximately 23% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. Based on 2009 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and a 0.5% impact on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

A. Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this annual report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this annual report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including our chief executive officer and chief financial officer and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries (the “Company”), according to Rule 13a-15(f) of the Securities Exchange Act, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2009, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2009, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and D. John Stavropoulos, whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with the rules of the SEC and the listing standards of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2009 and 2008.

The chart below sets forth the total amount billed for the Ernst & Young services performed in 2009 and 2008 and breaks down these amounts by the category of service (in Euros).

	2009	2008
Audit fees	€749,695	€797,540
Audit-Related fees	—	—
Tax fees	18,418	17,084
All other fees	—	—

Total fees	€768,113	€814,624

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2009 and 2008 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters and including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2009 and 2008 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2009 and 2008.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2009 or 2008.

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

In September 2005, we announced that our board of directors had authorized a common share repurchase program to repurchase up to $40.0 million of our common shares. In September 2008, we announced that our board of directors had authorized a new common share repurchase program to repurchase up to an additional $40.0 million of our common shares. The current repurchase program supplemented our prior share repurchase program which was completed on October 1, 2008. The new share repurchase program took effect immediately and will continue until either the amount is fully utilized or the board of directors elects to terminate the program. As set forth below, in 2009 we repurchased an aggregate of 245,400 common shares as treasury stock in the open market pursuant to the share repurchase programs described above at a cost of approximately $4.0 million. The purchases were made in open market transactions through the New York Stock Exchange with a maximum price set by our board of directors.

The shares listed below represent the only shares repurchased by the Company in 2009.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Shares	(c) Total Number of Shares Purchased as Part of Publicly Announced Programs	(d) Maximum Amount in US$ million that may Yet Be Expended on Share Repurchases Under Programs
January	49,700	$ 19.50	49,700	$ 28.74
February	74,800	$ 18.00	74,800	$ 27.39
March	106,600	$ 14.30	106,600	$ 25.87
April	6,600	$ 14.71	6,600	$ 25.78
July	2,900	$ 14.99	2,900	$ 25.74
October	4,800	$ 14.95	4,800	$ 25.67
Total	245,400	$ 16.53	1,205,100

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-26 included herein.

Item 19.	Exhibits

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited (filed as an exhibit to the Company’s Form 6-K filed with the SEC on June 12, 2008, and hereby incorporated by reference)

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

15.2	Consent of ICAP Shipping (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 9, 2010

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2010 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 9, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated April 9, 2010 expressed an unqualified opinion thereon.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 9, 2010

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 and DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars - except share data)

	2009	2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$296,181	$312,169
Restricted cash	6,818	7,581
Accounts receivable, net (Note 1e)	12,661	16,596
Insurance claims	3,814	7,286
Due from related companies (Note 2)	5,359	4,923
Advances and other	6,158	8,329
Vessels held for sale (Note 1q)	120,877	—
Inventories	13,014	10,919
Prepaid insurance and other	3,431	2,978
Current portion of financial instruments-Fair value (Note 8)	3,334	—

Total current assets	471,647	370,781

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	3,112	—
FIXED ASSETS (Notes 2q, 2h, 4 and 8)
Advances for vessels under construction	49,213	53,715
Vessels	2,335,031	2,468,472
Accumulated depreciation	(325,066)	(312,983)

Vessels’ Net Book Value	2,009,965	2,155,489

Total fixed assets	2,059,178	2,209,204

DEFERRED CHARGES, net (Note 5)	14,783	21,332
Total assets	$2,549,720	$2,602,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$172,668	$91,805
Payables	29,223	27,960
Due to related companies (Note 2)	40	197
Accrued liabilities	15,273	24,497
Accrued bank interest	6,079	14,656
Unearned revenue	11,265	14,709

The accompanying notes are an integral part of these consolidated financial statements.

Current portion of financial instruments - Fair value (Note 8)	29,683	15,664

Total current liabilities	264,231	189,488

LONG-TERM DEBT, net of current portion (Note 6)	1,329,906	1,421,824
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 8)	41,256	75,890
STOCKHOLDERS’ EQUITY:
Common stock, $1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at December 31, 2009 and December 31, 2008.	37,671	37,671
Additional paid-in capital	266,706	265,932
Retained earnings	679,597	693,511

	983,974	997,114
Cost of treasury stock (754,706 and 526,700 shares)	17,863	14,217

	966,111	982,897
Accumulated other comprehensive loss	(57,731)	(72,239)
Noncontrolling interest (Note 11)	5,947	4,457

Total stockholders’ equity	914,327	915,115

Total liabilities and stockholders’ equity	$2,549,720	$2,602,317

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2009	2008	2007
VOYAGE REVENUES:	$444,926	$623,040	$500,617

EXPENSES:
Commissions	16,086	22,997	17,976
Voyage expenses	77,224	83,065	72,075
Charter hire expense	—	13,487	15,330
Vessel operating expenses	144,586	143,757	108,356
Depreciation	94,279	85,462	81,567
Amortization of deferred dry-docking costs	7,243	5,281	3,217
Management fees (Note 2)	13,273	12,015	9,763
General and administrative expenses	4,069	4,626	4,382
Management incentive award (Note 2)	—	4,750	4,000
Stock compensation expense (Note 9)	1,087	3,046	5,670
Foreign currency losses	730	915	691
Amortization of deferred gain on sale of vessels (Note 7)	—	(634)	(3,168)
Gain on sale of vessels	(5,122)	(34,565)	(68,944)
Vessel impairment charge (Notes 1h and 4)	19,066	—	—

Total expenses	372,521	344,202	250,915

Operating income	72,405	278,838	249,702

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(45,877)	(82,897)	(77,382)
Interest income	3,572	8,406	13,316
Other, net	75	(350)	924

Total other expenses, net	(42,230)	(74,841)	(63,142)

Net income	30,175	203,997	186,560

Less: Net income attributable to the noncontrolling interest	(1,490)	(1,066)	(3,389)

Net income attributable to Tsakos Energy Navigation Limited	$28,685	$202,931	$183,171

The accompanying notes are an integral part of these consolidated financial statements.

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.78	$5.40	$4.81

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.77	$5.33	$4.79

Weighted average number of shares, basic	36,940,198	37,552,848	38,075,859

Weighted average number of shares, diluted	37,200,187	38,047,134	38,234,079

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars - except share and per share data)

			Additional		Treasury Stock		Accumulated Other	Tsakos Energy
	Comprehensive Income (Loss)	Common Stock	Paid-in Capital	Retained Earnings	Shares	Amount	Comprehensive Income (Loss)	Navigation Limited	Non-controlling Interest	Total
BALANCE, December 31, 2006		$19,040	$267,430	$464,085			$4,718	$755,273	$2	$755,275
Net income	186,560			183,171				183,171	3,389	186,560
- Repurchase and cancellation of common stock (41,600 shares)		(21)	(270)	(1,047)				(1,338)		(1,338)
- Issuance of 21,000 shares of restricted share units		10	(10)					—		—
- Cash dividends declared and paid ($1.575 per share)				(59,959)				(59,959)		(59,959)
- Two-for-one stock split		19,030		(19,030)				—		—
- Fair value of financial instruments	(25,421)						(25,421)	(25,421)		(25,421)
- Fair value of investments	953						953	953		953
- Reclassification upon sale of investments	(4,025)						(4,025)	(4,025)		(4,025)
- Amortization of restricted share units			5,886					5,886		5,886

Comprehensive income	$158,067

BALANCE, December 31, 2007		$38,059	$273,036	$567,220	—	—	$(23,775)	$854,540	$3,391	$857,931

Net income	203,997			202,931				202,931	1,066	203,997
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)	(9,414)				(12,232)		(12,232)
- Purchases of Treasury stock					812,700	(21,937)		(21,937)		(21,937)

The accompanying notes are an integral part of these consolidated financial statements.

- Issuance of 4,650 shares of restricted share units		5	(5)					—		—
- Treasury stock granted to employees as part of stock compensation plan			(7,720)		(286,000)	7,720		—		—
- Cash dividends declared and paid ($1.80 per share)				(67,226)				(67,226)		(67,226)
- Fair value of financial instruments	(48,464)						(48,464)	(48,464)		(48,464)
- Amortization of restricted share units			3,046					3,046		3,046

Comprehensive income	$155,533

BALANCE, December 31, 2008		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115

Net income	30,175			28,685				28,685	1,490	30,175
- Purchases of Treasury stock (245,400 shares)					245,400	(4,058)		(4,058)		(4,058)
- Proceeds from Stock Issuance Program			(313)	(154)	(17,394)	412		(55)		(55)
- Cash dividends declared and paid ($1.15 per share)				(42,445)				(42,445)		(42,445)
- Fair value of financial instruments	14,508						14,508	14,508		14,508
- Amortization of restricted share units			1,087					1,087		1,087

Comprehensive income	$44,683

BALANCE, December 31, 2009		$37,671	$266,706	$679,597	754,706	(17,863)	$(57,731)	$908,380	$5,947	$914,327

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars)

	2009	2008	2007
Cash Flows from Operating Activities:
Net income	$30,175	$203,997	$186,560
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	94,279	85,462	81,567
Amortization of deferred dry-docking costs	7,243	5,281	3,217
Amortization of loan fees	877	944	921
Amortization of deferred income	—	(634)	(3,168)
Stock compensation expense	1,087	3,046	5,670
Change in fair value of derivative instruments	(12,552)	15,470	7,733
Gain on sale of vessels	(5,122)	(34,565)	(68,944)
Vessel impairment charge	19,066	—	—
Gain on sale of investments	—	—	(4,230)
Payments for dry-docking	(4,347)	(11,374)	(9,691)
(Increase) Decrease in:
Receivables	9,142	5,728	(20,092)
Inventories	(2,095)	1,180	(3,668)
Prepaid insurance and other	(453)	1,052	(1,010)
Increase (Decrease) in:
Payables	1,106	(9,142)	12,630
Accrued liabilities	(17,801)	4,926	3,252
Unearned revenue	(3,444)	2,770	(136)

Net Cash provided by Operating Activities	117,161	274,141	190,611

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(22,762)	(3,471)	(111,090)
Vessel acquisitions and/or improvements	(103,269)	(223,266)	(421,187)
Investments	—	—	(1,000)
Proceeds from sale of investments	—	—	15,203
Proceeds from sale of vessels	50,463	62,100	142,433

		—
Net Cash used in Investing Activities	(75,568)	(164,637)	(375,641)

Cash Flows from Financing Activities:
Proceeds from long-term debt	80,750	168,050	342,345
Financing costs	(1,044)	(382)	(533)

The accompanying notes are an integral part of these consolidated financial statements.

Payments of long-term debt	(91,805)	(44,363)	(86,063)
Increase in restricted cash	763	(692)	(2,542)
Repurchase and cancellation of common stock	—	(12,232)	(1,338)
Purchase of treasury stock	(4,058)	(21,937)	—
Proceeds from stock issuance program, net	258	—	—
Cash dividend	(42,445)	(67,226)	(59,959)

Net Cash (used in)/provided by Financing Activities	(57,581)	21,218	191,910

Net (decrease)/ increase in cash and cash equivalents	(15,988)	130,722	6,880
Cash and cash equivalents at beginning of year	312,169	181,447	174,567

Cash and cash equivalents at end of year	$296,181	$312,169	$181,447

Interest paid
Cash paid for interest, net of amounts capitalized	67,490	68,213	64,834

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

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

Effective January 1, 2009, the Company adopted new guidance issued by the FASB for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. This guidance requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of this guidance were applied retrospectively. The 2008 and 2007 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information. The adoption of this guidance did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

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

As at December 31, 2009, 2008 and 2007, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2009 and December 31, 2008). Revenue earned but not yet billed amounted to $4,851 and $13,063 as of December 31, 2009 and 2008, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine maintenance and repairs are expensed as incurred.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2009 indicated an impairment loss (see Note 4). No impairment loss was recorded in 2008 and 2007.

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2009, the suezmax vessel Decathlon, the aframaxes Marathon and Parthenon and the panamaxes Hesnes and Victory III were classified as held for sale.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(m)	Accounting for Revenue and Expenses (continued):

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

Voyage revenues for 2009, 2008 and 2007, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2009	2008	2007
A	14%	15%	16%
B	10%	11%	12%
C	9%	10%	11%

(n)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(o)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Interest rate differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(o)	Derivative Financial Instruments (continued):

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific forecasted transactions or variability of cash flow. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

(p)	Fair Value Measurements: When assets or liabilities in the financial statements are to be measured at fair value, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (See Note 14). However, the Company has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such.

(q)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2009.

(r)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (See Note 9).

(s)	Recent Accounting Pronouncements:

Effective January 1, 2009, the Company adopted new guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. This guidance relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(s)	Recent Accounting Pronouncements (continued):

In September 2006, the FASB issued guidance about fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. Effective January 1, 2009, the Company adopted the provisions of this guidance, and its adoption did not have a material effect on our condensed consolidated statement of financial position, results of operations or cash flows. In April 2009, the FASB issued additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. We adopted the principles of this guidance in the second quarter of 2009. The adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows

In April 2009, the FASB issued a position statement that requires companies to provide disclosures about fair values of financial instruments. The adoption of this position statement did not have a material effect on our consolidated financial statements.

In May 2009, the FASB issued ASC 855, “Subsequent events”, which established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. These standards introduce the concept of financial statements being available to be issued. The Company has adopted ASC 855 for the financial period ended June 30, 2009. The adoption of this Statement does not result in significant changes in the subsequent events that an entity reports—either through recognition or disclosure—in its financial statements. In February 2010, the FASB issued ASU 2010-09, Subsequent Events (Topic 855), which amends ASC 855 to clarify which entities are required to evaluate subsequent events through the date the financial statements are issued and the scope of the disclosure requirements related to subsequent events. The amendments remove the requirement for an SEC filer to disclose the date through which management evaluated subsequent events in both issued and revised financial statements. These amendments are effective for interim or annual periods ending after June 15, 2010. The adoption of the above amendments of ASU 2010-09 is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC) which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of this guidance did not have a material effect on the Company’s financial position and results of operations.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities (“VIEs”) with the intent to improve financial reporting by enterprises involved with variable interest entities. The amended guidance requires companies to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(s)	Recent Accounting Pronouncements (continued):

significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. This new guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods with those fiscal years. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The	following amounts were charged by related parties for services rendered:

	2009	2008	2007
Tsakos Shipping and Trading S.A. (commissions)	6,086	7,707	6,132
Tsakos Energy Management Limited (management fees)	12,973	11,715	9,496
Argosy Insurance Company Limited	10,316	8,277	7,246
AirMania Travel S.A.	727	1,309	1,630

Total expenses with related parties	30,102	29,008	24,504

Balances due from and to related parties are as follows:

	December 31,
	2009	2008
Due from related parties
Tsakos Shipping and Trading S.A.	2,681	2,670
Argosy Insurance Company Limited	2,678	2,253

Total due from related parties	5,359	4,923

Due to related parties
Tsakos Energy Management Limited	22	162
AirMania Travel S.A.	18	35

Total due to related parties	40	197

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2009, monthly management fees for operating vessels were $23.7 per owned vessel and $17.5 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis ($23 and $17, respectively, in 2008, and $20 and $15, respectively, in 2007). From January 1, 2010, monthly fees for operating vessels are $24 and $17.7 respectively.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). For 2009, there was no award. For 2008 the amount of $4,750 was awarded and for 2007, the amount of $4,000 was awarded. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements where applicable.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2009 to pay the Management Company an amount of approximately $128,255 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2009, scheduled for future delivery, are:

Year	Amount
2010	13,513
2011	13,379
2012	13,461
2013	13,480
2014 to 2019	71,952

125,785

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.5 per vessel in 2009, $17 in 2008 and $15 in 2007 ($20 relating to the construction of an LNG carrier in 2007). These fees in total amounted to $858, $1,222 and $1,832 during the years ended December 31, 2009, 2008 and 2007, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2009 this commission was 1% of the sale price of a vessel.

Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Long-term Investments

At December 31, 2009, 2008 and 2007, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. The research company is in its development stage and management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company.

No income was received from this investment during 2009, 2008 and 2007, and there were no new investments during 2009 and 2008. In 2007, the Company recorded aggregate gains from investments and changes in fair value of investments amounting to $4,230, reported within Interest and investment income.

4.	Vessels

Acquisitions

There were two scheduled deliveries of newly constructed vessels within 2009 at a total cost of $127,718 of which $100,457 was paid in 2009. In 2008 there were four scheduled deliveries of newly constructed vessels at a total cost of $245,129 of which $126,943 was paid in 2008. Also in October 2008, the Company repurchased two suezmax tankers for $47,500 each (see Note 7).

Sales

In November 2009, the Company sold the suezmax Pentathlon for $51,500 realizing a capital gain of $5,122, and agreed to sell its sister vessel Decathlon for delivery in early 2010 for $51,500 with a capital gain estimated at approximately $5,700 accounted for in the first quarter of 2010. Also on December 30, 2009, the Company agreed to sell the aframaxes Parthenon and Marathon for an aggregate of $78 million for delivery in February and April of 2010, respectively, with aggregated estimated total capital gains of $14,000. In February 2008, the Company sold the aframax tanker Olympia for net sale proceeds of $62,100 and a capital gain of $34,565. During 2007, the Company sold three operating vessels for net proceeds of $142,433 and aggregated capital gains of $68,944.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2010	204,912
2011	99,056
2012	30,056
2013	15,435
2014 and thereafter	437

Net minimum charter payments	349,896

These amounts do not assume any off-hire.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Impairment

In the latter part of 2009, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amount of certain older vessels was not fully recoverable. More specifically, the global economic and market conditions led to a significant drop of tanker hire rates especially of these certain older vessels. The Company has evaluated these vessels by comparing the weighted estimated undiscounted cash flows to be generated by those vessels under various scenarios against their carrying value. Based on this evaluation the Company determined that the carrying values of its older panamaxes Hesnes and Victory III, built in 1990, and the aframax Vergina II built in 1991, were impaired. Consequently, the total carrying values of these vessels of $47,978, including the balance of deferred charges relating to dry-docking and special survey costs of $1,776, have been written down to $28,912, which is the fair market value of the vessels as determined by independent marine valuers.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,778 and $17,181 at December 31, 2009 and 2008, respectively, and loan fees, net of accumulated amortization, amounted to $4,005 and $4,151 at December 31, 2009 and 2008, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

6.	Long –Term Debt

Facility	2009	2008
(a) Credit Facilities	1,285,213	1,361,623
(b) Term Bank Loans	217,361	152,006

Total	1,502,574	1,513,629
Less – current portion	(172,668)	(91,805)

Long-term portion	1,329,906	1,421,824

(a) Credit facilities

As at December 31, 2009, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2009 is $75,038. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2009, interest on these facilities ranged from 1.18% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at December 31, 2009 amounted to $217,361. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and July 2019. Interest rates on the outstanding loans as at December 31, 2009, are based on LIBOR plus a spread.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

At December 31 2009, interest on these term bank loans ranged from 1.05% to 2.76%. One bank loan includes an option to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of Exchange.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2009	2.70%
Year ended December 31, 2008	4.38%
Year ended December 31, 2007	5.96%

Loan movements for credit facilities and term loans throughout 2009:

Loan	Origination Date	Original Amount	Balance at January 1, 2009	New Loans	Repaid	Balance at December 31, 2009
12-year term loan	2002	30,500	19,125	—	1,750	17,375
Credit facility[1]	2005	250,000	124,185	—	12,635	111,550
Credit facility	2005	220,000	186,765	—	13,135	173,630
Credit facility[2]	2006	275,000	234,750	—	16,100	218,650
Credit facility[3]	2004	179,384	126,219	—	10,555	115,664
Credit facility	2005	220,000	121,500	—	3,750	117,750
Credit facility	2006	371,010	327,270	—	16,260	311,010
10-year term loan	2004	71,250	44,531	—	3,125	41,406
Credit facility	2006	70,000	56,250	5,000	4,375	56,875
Credit facility	2007	120,000	104,984	—	—	104,984
10-year term loan	2007	88,350	88,350	—	5,520	82,830
Credit facility	2007	82,000	79,700	—	4,600	75,100
10-year term loan	2009	38,600	—	35,750	—	35,750
8-year term loan	2009	40,000	—	40,000	—	40,000
12 year term loan	2009	40,000	—	—	—	—

Total			1,513,629	80,750	91,805	1,502,574

[1]

The Company contemplates selling two of its vessels (Hesnes and Victory III) secured under this credit facility within 2010 and accordingly, has reclassified an amount of approximately $11 million from long-term to current.

[2]

The Company sold two of its vessels (Marathon and Parthenon) secured under this credit facility with delivery in 2010 as disclosed in Note 4, and accordingly, has reclassified an amount of approximately $54 million from long-term to current.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

3This credit facility includes a fixed interest rate portion amounting to $95,464 as at December 31, 2009.

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

The annual principal payments required to be made after December 31, 2009, including balloon payments totaling $665,678 due through August 2019, are as follows:

Year	Amount
2010	172,668
2011	104,376
2012	104,376
2013	140,682
2014	103,121
2015 and thereafter	877,351

1,502,574

7.	Deferred Income

In 2003 the Company sold two suezmaxes and time-chartered the vessels back from the buyer for five years before repurchasing the vessels in 2008. The original charter back agreements were accounted for as operating leases and the gains on the sale were mostly deferred and amortized over the five year lease period. Apart from an unamortized balance which was capitalized at the date the Company decided to re-purchase the vessels and later netted off against the re-purchase price of the vessels. Lease payments relating to the time charters of the Decathlon and Pentathlon were $6,338 and $7,149 respectively in 2008 and $7,641 and $7,329 respectively in 2007 and are recorded in Charter hire expense.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Interest and Finance Costs, net

	2009	2008	2007
Interest expense	60,963	70,236	77,025
Less: Interest capitalized	(2,050)	(4,319)	(8,944)
Interest expense, net	58,913	65,917	68,081
Bunkers swap cash settlements	(1,662)	—	—
Amortization of loan fees	877	944	921
Bank charges	302	566	611

Sub-total	58,430	67,427	69,613

Amortization of deferred loss on termination of financial instruments	—	1,132	—
Change in fair value of non-hedging financial instruments	(12,553)	14,338	7,769

Sub-total	(12,553)	15,470	7,769

Net total	45,877	82,897	77,382

As of December 31, 2009, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $912,112 on which it pays fixed rates averaging 4.67% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (see Note 14). During 2009, the Company entered into one new interest rate swap agreement that is accounted for as hedge of the Company’s variable interest rate payments on one new bank loan. This swap will be effective from March 2011.

As at December 31, 2009, the Company held eleven interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of December 31, 2009 and 2008 in aggregate amounted to $59,063 (negative) and $73,849 (negative), respectively. A part of one hedging interest rate swap was designated as being ineffective and the changes in fair value during 2009 on that ineffective part of $278 (positive) has also been included in charges in fair value of non-hedging financial instruments above, with the remaining change in fair value reflected directly in Accumulated other comprehensive income in Stockholders’ Equity. This hedging interest rate swap is associated with certain held-for-sale vessels, and when such vessels are sold, the hedge may become ineffective, and the respective loss include in Accumulated other comprehensive related to this hedging interest rate swap ($8,469 at December 31, 2009) may need to be amortized to income over the term of the financial instrument provided that the variable-rate interest obligations continue.

At December 31, 2009, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2009 have been included in change in fair value of non-hedging financial instruments, in the table above.

During March and July 2009, the Company entered into six bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of December 31, 2009 was $6,446 (positive), and has been included in Change in fair value of non-hedging financial instruments in the table above, as such agreement do not meet the hedging criteria.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Stockholders’ Equity

On November 14, 2007, the Company effected a two-for-one stock split relating to its common stock in the form of a share dividend. All share and per share amounts disclosed in the Financial Statements give effect to this stock split retroactively.

During 2009, the Company repurchased 245,400 shares as treasury stock at a cost of $4,058. In 2008, 812,700 shares were repurchased as treasury stock at a cost of $21,937.

In 2007, no treasury stock was purchased. In addition, repurchases of stock for cancellation for the years ended December 31, 2008 and 2007 amounted to $12,232 and $1,338, respectively. The transactions were open market based through the New York Stock Exchange.

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million of common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. The Company plans to sell its treasury stock before the issuance of new shares. As at December 31, 2009, the Company had sold 17,394 treasury stock for net proceeds of $258.

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). Between June 2006 and June 30, 2009, a total of 727,450 restricted share units (RSUs) were granted under the 2004 Plan.

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non-Vested RSUs
December 31, 2008	605,650	(11,000)	(311,650)	283,000
Granted March 17, 2009	11,800	—	—	11,800
Granted June 30, 2009	110,000	—	—	110,000
Forfeited during 2009	—	(5,300)	—	(5,300)

December 31, 2009	727,450	(16,300)	(311,650)	399,500

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9. Stockholders’ Equity (continued)

Total compensation expense recognized in 2009 amounted to $1,087 consisting of $676 for employees and $411 for non-employees. In 2008, total compensation expense amounted to $3,046 consisting of $1,237 for employees and $1,809 for non-employees. In 2007, total compensation expense was $5,670 consisting of $1,656 for employees and $4,014 for non-employees. As at December 31, 2009, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $1,484 ($1,019 at December 31, 2008) and the weighted average remaining contractual life of outstanding grants is 1.1 years.

In 2009, 2008 and 2007, Accumulated other comprehensive income increased with unrealized gains of $14,508 and decreased with unrealized losses of $48,464 and $25,421, respectively, that resulted from the changes in the fair value of financial instruments. In 2007, Accumulated other comprehensive income increased with unrealized gains of $953, that resulted from the changes in the fair value of investments. In 2007, Accumulated other comprehensive income decreased with losses of $4,025, that resulted from the reclassification of gains on undesignated cash flow hedges.

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (See Note 9) using the treasury stock method.

	2009	2008	2007
Net income available to common stockholders	$28,685	$202,931	$183,171

Weighted average common shares outstanding	36,940,198	37,552,848	38,075,859
Dilutive effect of RSUs	259,989	494,286	158,220

Weighted average common shares – diluted	37,200,187	38,047,134	38,234,079

Basic earnings per common share	$0.78	$5.40	$4.81
Diluted earnings per common share	$0.77	$5.33	$4.79

For 2009, 2008 and 2007, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share. The 121,800 RSUs granted in 2009, the 585,650 RSUs granted in 2007 and 20,000 RSUs granted in 2006 were considered dilutive and are included in the computation.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of Flota Petrolera Ecuatoriana (Flopec), by which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements.

12.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income. However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses. The Company believes that it and its subsidiaries are exempt from U.S. federal income tax which is normally levied at a rate of 4% on 50% of the U.S. source shipping revenue, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

13.	Commitments and Contingencies

As at December 31, 2009, the Company had under construction two aframax and two suezmax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at December 31, 2009 was $220,800. Scheduled remaining payments as of December 31, 2009 were $134,400 in 2010 and $86,400 in 2011. In February 2010, the contract price and payment schedule for the two suezmaxes were renegotiated leading to a reduction of $2,500 each. As a result, the total contract price remaining to be paid, including extra costs of $500 for the two aframaxes also agreed in 2010, for the four vessels following the renegotiation (there were no payments between December 31, 2009 and the new agreement) was $216,300 and the remaining payments were $156,100 in 2010 and $60,200 in 2011.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 9.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $86,800 as compared to its carrying amount of $95,464 (Note 6). The fair value of the investment discussed in Note 3 equates to the amounts that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements and bunker swap agreements discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment discussed in Note 3 is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data. The fair values of the impaired vessels discussed in Note 4 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are determined by independent marine valuers.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009, 2008 AND 2007

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15.	Subsequent Events

(a)	On February 23, 2010, the aframax tanker Parthenon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners.

(b)	On March 2, 2010, the suezmax tanker Decathlon, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners.

(c)	On March 12, 2010, the Board of Directors resolved that a dividend of $0.30 cents per share will be paid on April 29, 2010 to shareholders of record on April 23, 2010.

(d)	On March 24, 2010, the Company signed an agreement to sell the panamax Hesnes for $7,418 before commission and expenses which approximates the vessel’s carrying value. On April 8, 2010, the vessel was delivered to the buyers and related debt of $6,048 repaid.

(e)	On April 9, 2010, the Company drew down $40.0 million on a 12-year loan agreed in November 2009, relating to the delivery of the aframax Sapporo Princess scheduled for April 14, 2010.