Form 20-F/A
period 2009-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2010-10-25
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☒                 Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Form 20-F/A of Tsakos Energy Navigation Limited (the “Company”) is being filed solely to amend Exhibits 13.1 and 13.2 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, which was originally filed with the Securities and Exchange Commission on April 9, 2010. As originally filed, Exhibits 13.1 and 13.2 erroneously contained certifications for the period ended December 31, 2008. As amended herewith, Exhibits 13.1 and 13.2 contain certifications for the period ended December 31, 2009.

Except as described above, this Amendment No. 1 does not modify or update the disclosure in, or exhibits to, the Form 20-F, as originally filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/S/ NIKOLAS P. TSAKOS
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	October 25, 2010

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

5