Form 20-F
period 2010-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2011-04-08
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

As of December 31, 2010, there were 46,081,487 shares of the registrant’s Common Shares outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

All statements in this Annual Report on Form 20-F that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “predict,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditure;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil and petroleum products;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability of our counterparties including our charterers to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker and product carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3. of this Annual Report on Form 20-F.

We caution that the forward-looking statements included in this Annual Report on Form 20-F, represent our estimates and assumptions only as of the date of this Annual Report on Form 20-F and are not intended to give any assurance as to future results. These forward-looking statements are not statements of historical fact and represent only our management’s belief as of the date hereof, and involve risks and uncertainties that could cause actual results to differ materially and inversely from expectations expressed in or indicated by the forward-looking statements. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, supply and demand for crude oil carriers and product tankers, charter rates and vessel values, supply and demand for crude oil and petroleum products, accidents, collisions and spills, environmental and other government regulation, the availability of debt financing, fluctuation of currency exchange and interest rates and the other risks and uncertainties that are outlined in this Annual Report on Form 20-F. As a result, the forward-looking events discussed in this Annual Report on Form 20-F might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this Annual Report on Form 20-F, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2010. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Per share data has been adjusted to give effect to our two for one share split which became effective on November 14, 2007.

Our audited consolidated statements of income, stockholders’ equity and cash flows for the years ended December 31, 2008, 2009 and 2010, and the consolidated balance sheets at December 31, 2009 and 2010, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2006(11)	2007(11)	2008	2009	2010
Income Statement Data
Voyage revenues	$427,654	$500,617	$623,040	$444,926	$408,006
Expenses
Commissions	15,441	17,976	22,997	16,086	13,837
Voyage expenses	69,065	72,075	83,065	77,224	85,813
Charter hire expense	24,461	15,330	13,487	—	1,905
Vessel operating expenses (1)	76,095	108,356	143,757	144,586	126,022
Depreciation	59,058	81,567	85,462	94,279	92,889
Amortization of deferred dry-docking costs	4,857	3,217	5,281	7,243	4,553
Management fees	7,103	9,763	12,015	13,273	14,143
General and administrative expenses	3,510	4,382	4,626	4,069	3,627
Management incentive award	3,500	4,000	4,750	—	425
Stock compensation expense	216	5,670	3,046	1,087	1,068
Foreign currency losses (gains)	279	691	915	730	(378)
Amortization of deferred gain on sale of vessels	(3,168)	(3,168)	(634)	—	—
Net gain on sale of vessels	(38,009)	(68,944)	(34,565)	(5,122)	(19,670)
Vessel impairment charge	—	—	—	19,066	3,077
Operating income	205,246	249,702	278,838	72,405	80,695
Other expenses (income):
Gain on sale of shares in subsidiary	(25,323)	—	—	—	—
Interest and finance costs, net	42,486	77,382	82,897	45,877	62,283
Interest and investment income	(7,164)	(13,316)	(8,406)	(3,572)	(2,626)
Other, net	(1,159)	(924)	350	(75)	3
Total other expenses (income), net	8,840	63,142	74,841	42,230	59,660
Net income	196,406	186,560	203,997	30,175	21,035
Less: Net income attributable to non-controlling interest	(2)	(3,389)	(1,066)	(1,490)	(1,267)
Net income attributable to Tsakos Energy Navigation Ltd.	$196,404	$183,171	$202,931	$28,685	$19,768

Per Share Data
Earnings per share, basic	$5.15	$4.81	$5.40	$0.78	$0.50
Earnings per share, diluted	$5.15	$4.79	$5.33	$0.77	$0.50

Weighted average number of shares, basic	38,127,692	38,075,859	37,552,848	36,940,198	39,235,601

Weighted average number of shares, diluted	38,141,052	38,234,079	38,047,134	37,200,187	39,601,678
Dividends per common share, paid	$1.175	$1.575	$1.80	$1.15	$0.60

Cash Flow Data
Net cash provided by operating activities	214,998	190,611	274,141	117,161	83,327
Net cash used in investing activities	(829,326)	(375,641)	(164,637)	(75,568)	(240,115)
Net cash provided by /(used in) financing activities	643,126	191,910	21,218	(57,581)	137,244

Balance Sheet Data
Cash and cash equivalents	$174,567	$181,447	$312,169	$296,181	$276,637
Cash, restricted	4,347	6,889	7,581	6,818	6,291

Investments	14,045	1,000	1,000	1,000	1,000
Advances for vessels under construction	261,242	169,739	53,715	49,213	81,882
Vessels, net book value	1,458,647	1,900,183	2,155,489	2,009,965	2,235,065
Total assets	1,969,875	2,362,776	2,602,317	2,549,720	2,702,260
Long-term debt, including current portion	1,133,661	1,389,943	1,513,629	1,502,574	1,562,467
Total stockholders’ equity	755,275	857,931	915,115	914,327	1,019,930

Fleet Data
Average number of vessels (2)	33.8	41.7	44.1	46.6	46.1
Number of vessels (at end of period) (2)	37.0	43.0	46.0	47.0	48.0
Average age of fleet (in years) (3)	5.9	5.6	6.1	6.8	6.8
Earnings capacity days (4)	12,335	15,213	16,143	17,021	16,836
Off-hire days (5)	322	523	431	390	400

	2006(11)	2007(11)	2008	2009	2010
Net earnings days (6)	12,013	14,690	15,712	16,631	16,436
Percentage utilization (7)	97.4%	96.6%	97.3%	97.7%	97.6%
Average TCE per vessel per day (8)	$30,154	$29,421	$34,600	$22,329	$19,825
Vessel operating expenses per ship per day (9)	$6,979	$7,669	$9,450	$8,677	$7,647
Vessel overhead burden per ship per day (10)	$1,162	$1,565	$1,514	$1,083	$1,144

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	Includes chartered vessels.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands except for days and per day amounts):

	2006	2007	2008	2009	2010
Voyage revenues	$427,654	$500,617	$623,040	$444,926	$408,006
Less: Voyage expenses	(69,065)	(72,075)	(83,065)	(77,224)	(85,813)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	3,650	3,650	3,660	3,650	3,650
Time charter equivalent revenues	362,239	432,192	543,635	371,352	325,843
Net earnings days	12,013	14,690	15,712	16,631	16,436
Average TCE per vessel per day	$30,154	$29,421	$34,600	$22,329	$19,825

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.
(11)	The unaudited selected consolidated financial data for the year ended December 31, 2006 and as at December 31, 2007 and 2006, are derived from our audited consolidated financial statements not appearing in this Annual Report and has been recast to reflect the adoption of new accounting and reporting standards as defined in Accounting Standards Codification (ASC) 810 Consolidation issued by the Financial Accounting Standards Board (FASB) in December 2007 for ownership interests in subsidiaries held by parties other than the parent. As a result of the adoption of the new guidance effective January 1, 2009, Total stockholders’ equity for the years 2007 and 2006 as show above incorporates the non-controlling interest in two of our subsidiaries (formerly referred to as minority interest and shown separately from stockholders’ equity).

Capitalization

The following table sets forth, as of December 31, 2010, our (i) cash and cash equivalents and (ii) consolidated capitalization, as adjusted for the following events through March 31, 2011:

•	our scheduled debt repayments totaling $28.6 million and debt prepayment on the sale of the vessel Opal Queen totaling $15.6 million;

•	the sale of the vessel Opal Queen for the amount of $34.0 million, resulting in estimated gains totaling $5.3 million;

•	our payment of vessel construction installments amounting to $21.6 million; and

•	our payment of a $6.9 million dividend on February 1, 2011 and the declaration of a further $6.9 million dividend on March 14, 2011, payable on April 28, 2011.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2010
	Actual	Adjustments	Adjusted
		(Unaudited)
In thousands of U.S. Dollars
Cash
Cash and cash equivalents	$276,637	$(38,752)	$237,885
Restricted cash	6,291	—	6,291

Total cash	$282,928	$(38,752)	$244,176

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,562,467	$(44,240)	$1,518,227
Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 46,081,481 shares issued and outstanding on an actual and as adjusted basis	46,081	—	46,081
Additional paid-in capital	350,946	—	350,946
Accumulated other comprehensive loss	(52,329)	—	(52,329)
Retained earnings	671,480	(8,490)	662,990
Non-controlling interest	3,752	—	3,752

Total stockholders’ equity	1,019,930	(8,490)	1,011,440

Total capitalization	$2,582,397	$(52,730)	$2,529,667

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The charter markets for crude oil carriers and product tankers have deteriorated significantly since the summer 2008, which could affect our future revenues, earnings and profitability.

After reaching highs during the summer of 2008, charter rates for crude oil carriers and product tankers fell dramatically thereafter. While the rates occasionally improved during 2009 and 2010, generally they remained significantly below the levels that contributed to our increasing revenues and profitability through 2008. The decline in charter rates was due to various factors, including the significant fall in demand for crude oil and petroleum products, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining, the net increase in supply of new vessels and the restrictions on crude oil production that the Organization of Petroleum Exporting Countries (OPEC) and other non-OPEC oil producing countries have imposed in an effort to stabilize the price of oil.

As of March 31, 2011, twelve of our vessels were employed under spot charters that are scheduled to expire by May 1, 2011, and 14 of our vessels were employed on time charters, which, if not extended, are scheduled to expire during the period between May and November of 2011. In addition, 19 of our vessels have profit sharing provisions in their time charters that are based upon prevailing market rates and two of our vessels are under contracts of affreightment which provide for periodic adjustments of their charter rates, also based upon prevailing market rates. In addition, six of our vessels are employed in pool arrangements at variable rates. Moreover, there are two newbuildings which are scheduled to be delivered within the next six months, for which we do not have charters. If the current low rates in the charter market continue for any significant period in 2011 it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. The decline in charter rates also affects the value of our vessels, which follows the trends of charter rates and earnings on our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The economic crisis that started in 2008 has affected the global economy and the shipping markets. Extraordinary steps that were taken by the governments of several leading economic countries to combat the economic crisis appear to have restrained the downturn; however, the long-term impact of these measures is not yet known and cannot be predicted. While there are positive indications that the global economy is improving, we cannot provide any assurance that the global recession will not return and tight credit markets will not continue or become more severe.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking, commodities and securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, could have a material adverse effect on our results of operations, financial condition or cash flows. This has caused the price of our common shares on the New York Stock Exchange to decline and could cause the price of our common shares to decline further.

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

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	weather; and

•	changes in seaborne and other transportation patterns.

The turbulence and uncertainty the world economies have encountered over the last three years has resulted in a fall in demand for crude oil and oil products which in turn has resulted in a decrease in freight rates and values. However, has been some rebound in worldwide demand for oil and oil products, which industry observers forecast will continue. In the event that this rebound falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our spot charters and contracts of affreightment and time-charters with profit-share may decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity increases and the demand for tanker capacity does not, the charter rates paid for our vessels could materially decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

Charter hire rates are cyclical and volatile.

The crude oil and petroleum products shipping industry is cyclical with attendant volatility in charter hire rates and profitability. After reaching highs in mid-2008, charter hire rates for oil product carriers have remained poor with some short periods of relative respite. In addition, hire and spot rates for large crude carriers remained low since the middle of 2010, often resulting in rates well below break-even. The charter rates for 39 of our vessels are on variable basis or include a variable element and the time charters (whether fixed or partly variable) for 14 of our vessels may expire within eight months if not extended. As a result, we will be exposed to changes in the charter rates which could affect our earnings and the value of our vessels at any given time. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically, with the exception of 2008, been weaker during the fiscal quarters ended June 30 and September 30. However, the expected seasonal strength of the fourth quarter of 2010 and first quarter of 2011 did not materialize due to tanker overcapacity, despite an unusually harsh winter in the Northern hemisphere.

An increase in the supply of vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels. The newbuilding order book equalled 26% of the existing world tanker fleet as of mid-March, 2011 (per Clarkson Research Services) and no assurance can be given that the order book will not increase further in proportion to the existing fleet. If the number of new ships delivered exceeds the number of vessels being scrapped, capacity will increase. In addition, if dry-bulk vessels are converted to oil tankers, the supply of oil tankers will increase. If supply increases and demand does not match that increase, the charter rates for our vessels could decline significantly, as we have witnessed in the past three quarters. A decline in charter rates could have a material adverse effect on our revenues and profitability.

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

Throughout 2009 and 2010 into 2011, the frequency of pirate attacks on seagoing vessels has remained, particularly in the Gulf of Aden and off the west coast of Africa. If piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones, as the Gulf of Aden has been, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks and international hostilities can affect the tanker industry, which could adversely affect our business.

An attack like that of September 11, 2001, or longer-lasting wars or international hostilities, such as in Afghanistan, Iraq and currently in Libya, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and operations. In addition, our financial viability may also be negatively affected by changing economic, political and governmental conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of local or international political instability, terrorist or other attacks, war or international hostilities.

The earthquake and resulting tsunami and nuclear power plant crisis that struck Japan in March 2011 could, in both the short and intermediate terms, result in reduced trade and demand in Japan for crude oil and oil products, which could reduce the number of charters to and from Japan and global charter rates and could have a material adverse effect on our business, financial condition and results of operations.

In March 2011, a severe earthquake struck the northeast portion of Japan. The earthquake created a severe tsunami, the effects of which were felt in Japan and other countries throughout the Pacific Ocean. In addition, the earthquake and resulting tsunami have caused several nuclear power plants located in Japan to fail, emit radiation and possibly result in meltdowns that could have catastrophic effects. The full effect of these disasters, both on the Japanese and global economies and the environment, is not currently known, and may not be known for a significant period of time. These disasters will likely result in reduced trade and demand in Japan for crude oil and oil products, in both the short and intermediate terms, which could reduce the number of charters for our vessels, and could reduce charter rates globally both in the short and longer terms. In addition, there can be no assurances that our vessels trading in the Pacific may not be impacted by the possible effects of spreading radiation. These disasters and the resulting economic instability, both in the region and globally, could have a material adverse effect on our financial condition and results of operations.

Taking advantage of attractive opportunities in pursuit of our growth strategy may result in financial or commercial difficulties.

Despite the economic downturn in the past three years, a key strategy of management is to continue to further renew and grow our fleet by pursuing the acquisition of additional vessels or fleets or tanker companies that are complementary to our existing operations, assuming we have the financial resources and debt capacity to do so. The depressed charter market and credit crisis may present opportunities in the short to medium term to acquire new vessels or tanker companies or contracts to construct new vessels or even to undertake new construction contracts at prices more favorable than those seen in the recent past. If we seek to expand through such acquisitions of other tanker or companies, we face numerous challenges, including:

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

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”), Tsakos Columbia Shipmanagement (“TCM” or “Tsakos Columbia Shipmanagement”) or Tsakos Energy Management Limited (“Tsakos Energy Management”), companies that provide technical and commercial management services for our vessels and us, or others in the management or operation of our vessels. Although we currently maintain, and plan to continue to maintain, for each of our vessels pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Any of these circumstances could adversely affect our operations, result in loss of revenues or increased costs and adversely affect our profitability and our ability to perform our charters. Terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. Natural disasters, such as the hurricanes striking the United States and earthquake in Chile, have led to yet further increases. Such increases in insurance rates adversely affect our profitability.

Our vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship-owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our vessels would not be asserted against us.

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

In 2010, we derived approximately 59% of our revenues from time charters, as compared to 65% in 2009. As our current period charters on 14 our vessels expire, it may not be possible to re-charter these vessels on a period basis at attractive rates given the currently depressed state of the charter market. In addition, there can be no assurance that we will be successful in entering into time charters at attractive rates for the two newbuildings that will be delivered to us in April and July of 2011. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are currently low and are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time. In the event a vessel may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, the vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs.

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

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management to Tsakos Shipping, and day-to-day fleet technical management, such as crewing, chartering and vessel purchase and sale functions, to TCM, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping and TCM.

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

If the joint venture between Tsakos interests and Schoeller Holdings is unsuccessful, our business may be adversely affected.

In February 2010, Tsakos Shipping and the German company, Schoeller Holdings Ltd., the owner of Columbia Shipmanagement Ltd., formed a joint-venture ship management company. The entity, TCM, assumed on July 1, 2010, the technical management most of the vessels previously managed by Tsakos Shipping, including most of our fleet. TCM has achieved significant savings in the purchase of supplies for our fleet, but there is no guarantee that it will continue to succeed in the future.

Although the TCM staff is primarily comprised of former Tsakos Shipping employees, there is no guarantee that the quality of technical management services that it provides will be equal in future to that we received from Tsakos Shipping. TCM will seek to provide technical management services to other owners of vessels, who may be competitors of ours. Such efforts to grow its customer base may be unsuccessful and inhibit TCM’s ability to provide technical management services to its existing customers, including us.

Tsakos Energy Management, Tsakos Shipping and TCM are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management, Tsakos Shipping and TCM to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because each of these companies is privately held, it is unlikely that information about their financial strength would become public unless these companies began to default on their obligations. As a result, an investor in our common shares might have little advance warning of problems affecting Tsakos Energy Management, Tsakos Shipping or TCM, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping and TCM have the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2010 would have resulted in a payment of approximately $134 million.

Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against Tsakos Energy Management. However, because we are not ourselves party to a contract with Tsakos

Shipping, it may be impossible for us to sue Tsakos Shipping and TCM for breach of its obligations under its contract with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue Tsakos Shipping and TCM. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management, Tsakos Shipping or TCM on contractual grounds.

Tsakos Shipping provides chartering services to other tankers and TCM manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

In addition to the vessels that it manages for us, TCM manages two other double-hull VLCC tankers, that operate under long term charters which will expire in April, 2011. These vessels are operated by the same group of TCM employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is possible that Tsakos Shipping, which provides chartering service for all vessels technically managed by TCM, might allocate charter or spot opportunities to other TCM managed vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that TCM could in the future agree to manage more tankers that directly compete with us.

Clients of Tsakos Shipping have acquired and may acquire further vessels that may compete with our fleet.

Tsakos Shipping has given us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of Tsakos Shipping might decide to accept the opportunity. In this context, Tsakos Shipping clients have in the past acquired modern tankers and have ordered the construction of vessels. They may acquire or order tankers in the future, which, if we decline to buy from them, could be entered into charters in competition with our vessels. These charters and future charters of tankers by Tsakos Shipping could result in conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management, Tsakos Shipping and TCM which could create conflicts of interest.

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

The global economic downturn that commenced in 2008 has resulted in a decrease in vessel values. In addition, although we currently own a modern fleet, with an average age of 6.9 years as of March 31, 2011, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. Such impairment charge was incurred in 2009 amounting to $19.1 million relating to the three oldest vessels of the fleet, Hesnes, Victory III and Vergina II and again in 2010, with a further impairment charge on the value of the Vergina II.

If either Tsakos Shipping or TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provide to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although TCM has a contract with a manning agency and sponsors various marine academies in the Philippines, Greece and Russia, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of TCM are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic and other risks.

As of March 31, 2011, we have contracts to construct four newbuildings that are scheduled for delivery during 2011, 2012 and 2013. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Credit conditions internationally might impact our ability to raise debt financing.

We have traditionally financed our vessel acquisitions with cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. To date, we have not secured bank financing for our remaining obligations to the shipyards with respect to our four newbuildings, although negotiations are in progress. Terms and conditions, however, could be different from terms obtained in the past and could result in higher cost of capital. In addition revised covenants might be imposed that might limit our flexibility in terms of dividend payments and other operational matters and materially affect our ability to raise additional debt from the market. In addition, we cannot guarantee the financial state of the banks we deal with nor their short or long term viability as going-concerns. Any adverse development in that respect could materially alter our current and future financial planning and growth and have a potentially negative impact on our balance sheet.

We may not be able to finance all of the vessels we have on order as of March 31, 2011.

We have not finalized financing arrangements to satisfy the balance of the purchase price due, approximately $40 million, for the two suezmax vessels on order (for delivery in the second and third quarters of 2011), and for financing of the newly ordered two DP2 suezmax shuttle tankers for delivery at the end of 2012 and first quarter 2013. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

While we intend to take delivery of and operate all four newbuildings we have on order as of March 31, 2011, attractive opportunities may arise to sell one or more of these vessels while they are under construction or after they are delivered. Our board of directors will review any such opportunity and may conclude that the sale of one or more vessels would be in our best interests. If we sell a vessel, we would receive the proceeds from the sale, repay any indebtedness we had incurred relating to such newbuilding and we would no longer be responsible for further installments under the relevant newbuilding contract. We would, however, forego any revenues and operating cash flows associated with such newbuilding.

The profitability of our LNG vessel is subject to market volatility.

The Liquefied Natural Gas (“LNG”) market could fail to develop into a mature state for profitable LNG shipping investments. If we decide to exit this sector, for whatever reason, we might have to sell the vessel at a price below its cost and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. The vessel is on charter until August 2011, with options for a further six months. If the charter market is weak on the expiration of the charter we might not be able to secure new employment or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The effectiveness of attaining accretive charters for the LNG carrier would be determined by the reliability and experience of third-party technical managers.

We have subcontracted all technical management aspects of our LNG operation to Hyundai Merchant Marine (“HMM”) for a fee. Neither Tsakos Energy Management nor Tsakos Shipping has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees in the future. As such, we are totally dependent on the reliability and effectiveness of third-party managers for whom we can not guarantee that their employees, both onshore and at-sea are adequate in their assigned role. We can not guarantee the quality of their services or the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of March 31, 2011, 34 of our tankers were contractually committed to period employment (including contract of affreightment) with remaining terms ranging from one month to five years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

We have made significant investments in building a solid presence in the ice-class tanker market through both building and acquiring ice strengthened vessels. This type of vessel commonly commands a premium to build and/or acquire to compensate for the ice-class features of the hull and engine. The versatility of these vessels allows them to operate not only in ice-bound routes, but also in conventional tanker routes. Usually rates for ice bound trades are at a premium to conventional tanker trades for the period the vessel operates in such demanding conditions. Ice-class vessels do not commonly operate throughout the year in such harsh environments. We can not guarantee that our vessels will operate in ice-class trades for meaningful periods and/or earn rates with premiums sufficient to compensate for the investment made. If our vessels fail to earn any material and sustained ice-class premium, their revenues would derive from conventional routes which we can not guarantee will be adequate to financially support our ice-class investment.

If our counterparties were to fail to meet their obligations under a charter agreements we could suffer losses or our business could be otherwise adversely affected.

As of March 31, 2011, twenty-six of our vessels were employed under time charters and two of our vessels were employed on contracts of affreightment. The ability and willingness of each of our counterparties to perform its obligations under their charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties. With the steep declines in the prices of crude oil and oil products, there can be no assurance that some of our customers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for the affected vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given the depressed charter rate levels as of March 31 2011. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

If the charterer under our bareboat charter is unable to perform under the charter, we may lose revenues.

As of March 31 2011, we had a bareboat charter contract for the Millennium and time charters with profit share for one other vessel with HMM, a member of the Hyundai group of companies. The financial difficulties that the Hyundai group has faced in the past may still affect HMM’s ability to perform under these charters, which are scheduled to expire between April, 2011 and 2013. This could result in the loss of significant revenue. In addition, we may expand this chartering relationship with HMM to other vessels in our fleet which would ultimately increase our exposure to that particular charterer.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. Accordingly, the Company is continually exploring opportunities in other areas such as the Liquefied Petroleum Gas (LPG) market and the greater oil onshore / offshore sector. For example, on March 21, 2011, we ordered two new suezmax DP2 shuttle tankers that are expected to be delivered in the fourth quarter of 2012 and the first quarter of 2013, respectively. A shuttle tanker is a specialized vessel designed to transport crude oil and condensates from offshore oil fields to onshore terminal and refineries. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected.

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

We incur substantial debt to finance the acquisition of our tankers. At December 31, 2010, our debt to capital ratio was 60.5% (debt / debt plus equity), with $1.56 billion in long-term debt outstanding. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In 2010, approximately all of our cash flow derived from operations was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Although relatively stable in 2009 and 2010, LIBOR was volatile in 2008, during which the spread between LIBOR and the prime lending rate widened, at times significantly. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if these rates increase significantly or become significantly volatile once again, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

A significant amount of our 2010 revenues was derived from five customers and a significant amount of our 2009 revenues was derived from six customers, and our revenues could decrease significantly if we lost these customers.

In 2010, 16% of our revenues came from Petrobras, 10% of our revenues came from Houston Refining, 9% of our revenues from BP, 9% from Flopec, and 9% from STBL, certain of which were also among our largest customers in 2009. Our inability or failure to continue to employ our vessels at rates comparable to those earned from these customers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

Approximately 10% of our revenue is derived from our customers that conduct a significant amount of business in Venezuela.

Houston Refining (formerly Lyondell/Citgo), accounted for approximately 10% in 2010 and 2009 of our revenues. This company conducts a significant amount of business in Venezuela. Venezuela has experienced economic difficulties and social and political changes in recent years and we cannot say whether there will be further unrest or political upheavals in Venezuela. If we were to lose this customer, or if its exports were curtailed, or if this customer was to become unable to perform their contractual obligations to us, our earnings would be adversely affected.

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

We believe that we and our subsidiaries qualified for this exemption for 2010. There are, however, factual circumstances beyond our control that could cause us and our subsidiaries to be unable to obtain the benefit of this tax exemption in future years and thus to be subject to United States federal income tax on United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. See “Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2011 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2010 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Dividends we pay with respect to our common shares to United States holders would not be eligible to be taxed at reduced U.S. tax rates applicable to qualifying dividends if we were a passive foreign investment company or under other circumstances.

For taxable years beginning prior to January 1, 2013, distributions on the common shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the common shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to qualify as a PFIC for our current or future taxable years. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Euro. In 2010, Euro expenses accounted for approximately 46% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of March 31, 2011, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 36% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common Shares

Future sales of our common shares could cause the market price of our common shares to decline.

During 2010, we issued and sold an aggregate of almost 1.2 million common shares pursuant to an at-the-market offering, resulting in net proceeds of $19.9 million, and a further 7.6 million common shares in a follow-on offering raising an additional $85.1 million of net proceeds. Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional common shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share, of which 46,081,487 common shares are outstanding as of March 31, 2011.

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

During 2010, we paid dividends totaling $0.60 per common share. In February, 2011 we paid a quarterly share of $0.15 per common share and in March, 2011, our board of directors declared a further quarterly dividend of $0.15 per common share to be paid on April 28, 2011. Subject to the limitations discussed below, we currently intend to continue to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from one non-executive director, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Item 4.	Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 65 vessels and has sold 23 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5 Operating and Financial Review and Prospects.”

Business Overview

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services and, as of March 31, 2011, operated a fleet of 47 modern crude oil carriers and petroleum product tankers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes one 2007-built Liquefied Natural Gas (“LNG”) carrier. In addition to the vessels currently operating in our fleet as of March 31, 2011, we are building two additional suezmax tankers, which we expect to take delivery of in the second and third quarters of 2011. In addition, we expect to take delivery of the first in a series of two DP2 shuttle tankers in the fourth quarter of 2012 and the second in the first quarter of 2013. The resulting fleet (assuming no further sales) would comprise 51 vessels representing approximately 5.5 million dwt.

We believe that we have established a reputation as a safe, high quality, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract leading charterers as customers and to our success in obtaining charter renewals generating strong fleet utilization.

Our fleet is managed by Tsakos Energy Management Limited, an affiliate company owned by our chief executive officer. Tsakos Energy Management, which performs its services exclusively for our benefit, provides us with strategic advisory, financial, accounting and back-office services, while subcontracting the commercial management of our business to Tsakos Shipping & Trading, S.A., or Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping manages vessel purchases and sales and identifies and negotiates charter opportunities for our fleet. Until June 30, 2010, Tsakos Shipping also provided technical and operational management for the majority of our vessels.

Since July 1, 2010, Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Shipmanagement S.A., or TCM. TCM was formed in February 2010 by a Tsakos affiliated company and the German company, Schoeller Holdings Ltd., the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our vessels apart from three vessels technically managed by other non-affiliated ship managers. TCM is based in Athens, Greece and is staffed primarily with former Tsakos Shipping personnel, in addition to certain CSM executives. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 130 vessels and crewing services for an additional 200 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. We also expect to benefit from CSM’s significant crewing capabilities. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including maintenance and repair, crewing and supervising newbuilding construction. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

Tsakos Shipping will continue to provide commercial management services for our vessels, which include chartering, charterer relations, vessel sale and purchase, and vessel financing.

As of March 31, 2011, our fleet consisted of the following 47 vessels:

Number of Vessels	Vessel Type
3	VLCC
8	Suezmax
9	Aframax
3	Aframax LR2
9	Panamax LR1
6	Handymax MR2
8	Handysize MR1
1	LNG carrier
Total 47

Twenty-one of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.9 million dwt, all of which is double-hulled. This compares favorably to the worldwide average of 6% single-hulled dwt as of March 31, 2011. As of March 31, 2011, the average age of the tankers in our current operating fleet was 6.9 years, compared with the industry average of 7.7 years.

In addition to the vessels operating in our fleet as of March 31, 2011, we are building an additional four vessels. We expect delivery of two suezmax tankers in the second and third quarters of 2011. On March 23, 2011, we delivered the aframax tanker Opal Queen to its buyers.

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

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. We have 21 ice-class vessels. Additionally, we entered the LNG market with the delivery of our LNG carrier in 2007. In addition, we have ordered two new suezmax DP2 shuttle tankers that are expected to be delivered in the fourth quarter of 2012 and the first quarter of 2013, respectively.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97.3%.

•

Industry recognition. For over 38 years, the Tsakos Group has maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Houston Refining, PDVSA, ExxonMobil, FLOPEC, Vitol, Shell, BP, Sunoco, Tesoro, Petrobras, Trafigura, Glencore and Neste Oil are among the regular customers of the Tsakos Group and of Tsakos Energy Navigation, in particular.

•	Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of Tsakos Shipping and TCM are key components in maintaining low operating costs,

efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals. In addition, due to its anticipated size, we believe that TCM has the ability to spread costs over a larger vessel base than that previously of Tsakos Shipping, thereby capturing even greater economies of scale that may lead to additional cost savings for us.

As of March 31, 2011, our fleet consisted of the following 47 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1) (all double hull)
VLCC

1. Millennium	1998	301,171	1998	bareboat charter	September 2013

2. La Madrina	1994	299,700	2004	spot	—

3. La Prudencia	1993	298,900	2006	spot	—

SUEZMAX

1. Silia T	2002	164,286	2002	time charter	October 2011

2. Triathlon(2)	2002	164,445	2002	time charter	January 2014

3. Eurochampion 2004(2)	2005	164,608	2005	time charter	October 2012	ice-class 1C

4. Euronike(2)	2005	164,565	2005	time charter	October 2011	ice-class 1C

5. Archangel(2)	2006	163,216	2006	time charter	September 2011	ice-class 1A

6. Alaska(2)	2006	163,250	2006	time charter	November 2011	ice-class 1A

7. Arctic(2)	2007	163,216	2007	time charter	July 2012	ice-class 1A

8. Antarctic(2)	2007	163,216	2007	time charter	September 2012	ice-class 1A

AFRAMAX

1. Vergina II	1991	96,709	1996	spot	—

2. Proteas(2)	2006	117,055	2006	time charter	June 2011	ice-class 1A

3. Promitheas(2)	2006	117,055	2006	time charter	May 2011	ice-class 1A

4. Propontis(2)	2006	117,055	2006	time charter	October 2011	ice-class 1A

5. Izumo Princess	2007	105,374	2007	spot	—	DNA

6. Sakura Princess(4)	2007	105,365	2007	contract of affreightment	Evergreen	DNA

7. Maria Princess	2008	105,346	2008	spot	—	DNA

8. Nippon Princess	2008	105,392	2008	spot	—	DNA

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1) (all double hull)

9. Ise Princess(4)	2009	105,361	2009	contract of affreightment	Evergreen	DNA

10. Asahi Princess	2009	105,372	2009	spot	—	DNA

11. Sapporo Princess	2010	105,354	2010	spot	—	DNA

12. Uraga Princess	2010	105,344	2010	spot	—	DNA

PANAMAX

1. Andes(3)	2003	68,439	2003	time charter	November 2011

2. Maya(3)(5)	2003	68,439	2003	time charter	September 2012

3. Inca(3)(5)	2003	68,439	2003	time charter	May 2013

4. Selecao	2008	74,296	2008	time-charter	July 2011

5. Socrates	2008	74,327	2008	time-charter	June 2011

6. World Harmony(3)	2009	74,200	2010	time-charter	April 2013

7. Chantal(3)	2009	74,329	2010	time-charter	June 2013

8. Selini	2009	74,296	2010	pool	—

9. Salamina	2009	74,251	2010	pool	—

HANDYMAX

1. Artemis(2)	2005	53,039	2006	time charter	October 2011	ice-class 1A

2. Afrodite(2)	2005	53,082	2006	time charter	January 2012	ice-class 1A

3. Ariadne(2)	2005	53,021	2006	time charter	September 2011	ice-class 1A

4. Aris	2005	53,107	2006	pool	—	ice-class 1A

5. Apollon(2)	2005	53,149	2006	time charter	January 2012	ice-class 1A

6. Ajax	2005	53,095	2006	pool	—	ice-class 1A

HANDYSIZE

1. Didimon	2005	37,432	2005	time charter	March 2012

2. Arion	2006	37,061	2006	pool	—	ice-class 1A

3. Delphi	2004	37,432	2006	time charter	November 2011

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1) (all double hull)

4. Amphitrite (formerly Antares)	2006	37,061	2006	pool	—	ice-class 1A

5. Andromeda	2007	37,061	2007	spot	—	ice-class 1A

6. Aegeas	2007	37,061	2007	time charter	October 2013	ice-class 1A

7. Byzantion	2007	37,275	2007	spot	—	ice-class 1B

8. Bosporos	2007	37,275	2007	spot	—	ice-class 1B

LNG

1. Neo Energy	2007	85,602	2007	time charter	August 2011	Membrane

Total Vessels	47	4,854,124

(1)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(2)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(3)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(4)	Evergreen employment has no specific expiration. These vessels are continuously employed on a market-related formula for each separate voyage until either we or the charterer request cancellation upon 30 or 90 days’ notice.
(5)	49% of the holding company of these vessels is held by a third party.

Our newbuildings under construction

We have on order and expect to take delivery in the second and third quarters of 2011 two suezmaxes under construction by Sungdong Shipbuilding. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. On March 21, 2011, the Company ordered two suezmax DP2 shuttle tankers with expected delivery dates the fourth quarter of 2012 and the first quarter of 2013, respectively. Tsakos Shipping has worked closely with the Sungdong yard in South Korea in the design of all the newbuildings and continues to work with the yard during the construction period. TCM provides supervisory personnel present during the construction.

Our newbuildings under construction as of March 31, 2011 consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
SUEZMAX

Conventional

1. Hull S2034	2nd Quarter 2011	Sungdong Shipbuilding	158,000	$70.2

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)

2. Hull S2035	3rd Quarter 2011	Sungdong Shipbuilding	158,000	$70.2

Shuttle

3. Hull S7001	4th Quarter 2012	Sungdong Shipbuilding	157,000	$92.0

4. Hull S7002	1st Quarter 2013	Sungdong Shipbuilding	157,000	$92.0

Total			630,000	$324.4

(1)	Including extra cost agreed as of March 31, 2011

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 40% of the purchase price of each vessel during the period of its construction. In the case of Hulls S2034 and S2035, we renegotiated the purchase price of the vessels down by $2.5 million each in return for 80% progress payments. The remainder of the purchase price with respect to each vessel will be paid upon delivery of the given vessel. As of March 31, 2011, we had made progress payments of $100.4 million out of the total purchase price of approximately $324.4 million for these newbuildings. Of the remaining amount, a further $76.8 million will be paid during 2011. As of March 31, 2011, we have not secured bank financing for our remaining obligations to the shipyards with respect to our four newbuildings, although negotiations are in progress.

While we intend to expand our fleet, attractive opportunities may arise to sell one or more of our vessels, including the four newbuildings we have on order, and our board of directors may conclude that the sale of one or more vessels, if an attractive opportunity arises, could be in our best interest.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 85% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2010, 2009 and 2008 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2010	2009	2008
Time Charter – fixed rate	19%	25%	29%
Time Charter – variable rate	45%	44%	54%
Period Employment at variable rates	19%	15%	9%
Spot Voyage	17%	16%	8%
Total Net Earnings Days	16,436	16,631	15,712

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has eleven tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Columbia Shipmanagement. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services and procure vessel insurance. Seven vessels were sub-contracted to third-party ship managers during part or all of 2010.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. From January 1, 2009, we paid Tsakos Energy Management management fees $23,700 per month per owned vessel and $17,500 per month for vessels chartered-in or chartered out on a bareboat basis or under construction. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly fees for operating vessels were increased to $24,000 per owned vessel and $17,700 for chartered-in vessels or chartered out on a bareboat basis or under construction. From July 1, 2010, the monthly management fees for operating vessels were increased to $27,000 per owned vessel except for the LNG carrier which bears a monthly fee of $32,000 of which $7,000 is paid to the Management Company and $25,000 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20,000. It was agreed that no further increase would be implemented at the beginning of 2011. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $13.8 million in 2010. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Shipping up to the end of June 2010 and from July 1, 2010 to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2010 and 2009 this commission was approximately 1% of the sale price of a vessel. The total amount we paid for these chartering and sale brokerage commissions was $6.3 million in 2010.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Columbia Shipmanagement to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the Tsakos Shipping managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties., TCM which is privately held, is one of the largest independent tanker managers with a total of 68 operating vessels under management (including our 47 vessels) at March 31, 2011, with a further six to be delivered, four of which are vessels under construction for us, totaling approximately 7.7 million dwt. TCM employs full-time superintendents, technical experts and maritime engineers and has expertise in supervising the construction of newbuild vessels and inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 120 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder are on leave at any given time. Tsakos Shipping maintains representative offices in several locations covering key areas of the shipping business such as London, New York, Houston, Montevideo, Manila, Beijing, Tokyo and Panama. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays TCM a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TCM performs the technical management of our vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts.

Maintenance and Repair. Each of our vessels is dry-docked once every five years in connection with special surveys and, after the vessel is fifteen years old, the vessel is dry-docked every two and one-half years after a special survey (referred to as an intermediate survey), or as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. TCM arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the continuous maintenance program we conduct results in a reduction of the time periods during which our vessels are in dry-dock.

TCM routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through TCM, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to dry-dockings, TCM, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

Crewing and Employees

We do not employ the personnel to run our business on a day-to-day basis. We outsource substantially all of our executive, commercial and technical management functions.

TCM arranges employment of captains, officers, engineers and other crew who serve on our vessels. TCM ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for our vessels.

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2010.

Customer	Year Ended December 31, 2010
Petrobras	15.5%
Houston Refineries (ex-Lyondell/Citgo)	9.5%
STBL	8.6%
FLOPEC	8.6%
BP	8.9%
HMM	7.8%
Stena	4.5%
Mansel	4.3%
Dorado	3.2%
NESTE	2.8%
TOR	2.0%
Sun	2.0%
Methane	1.8%
ENI	1.4%
Chevron	1.3%
Litasco	1.3%
Clearlake	1.2%
Trafigura	1.2%
Bosporos Shipping	1.0%

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

In December 2003, as a result of the oil spill in November 2002 following the loss of the oil tanker Prestige, which was owned by a company not affiliated with us, the IMO proposed an amendment to MARPOL to accelerate further the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extends the date to either 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This amendment became effective on April 5, 2005.

On January 1, 2007, Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and to clarify the requirements for new and existing tankers.

Regulation 12A of MARPOL Annex I came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010 and all ships for which shipbuilding contracts are placed on or after August 1, 2007.

Effective January 1, 2011, oil tankers of 150 gross tons and above are subject to new Annex I pollution prevention requirements for transfers of oil cargo between oil tankers at sea. This requires any subject oil tanker involved in oil cargo ship-to-ship (STS) operations to (1) carry a plan, approved by its flag state administration, prescribing the conduct of STS operations and (2) comply with notification requirements. Also with effect from that date, Annex I has been amended to clarify the long standing requirements for on board management of oil residue (sludge).

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In October 2008, the Marine Environment Protection Committee, (MEPC), of the IMO approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). The United States ratified the amendments in October 2008. In November 2010 the IMO proposed amendments to Annex VI to make mandatory technical and operational measures for new ships to further reduce emissions from shipping; such amendments will be considered for adoption in July 2011. Meanwhile, we have obtained International Air Pollution Prevention certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

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

In addition, the Company’s LNG carrier meets IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control.

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

TCM, our technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party not acting pursuant to a contractual relationship with a responsible party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 incorporates limits on the liability of responsible parties for a spill. Effective July 31, 2009, the limits on liability for a double-hulled tanker over 3,000 gross tons is the greater of $2,000 per gross ton or $17,088,000 (subject to periodic adjustment). These limits on liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations,, by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. The U.S. Congress is considering legislation to increase the limits of OPA liability for all vessels in response to the 2010 oil spill in the Gulf of Mexico resulting from the explosion of the Deepwater Horizon drilling rig. We continue to maintain, for each of our vessels, pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out by 2015. Currently, all of our fleet is of double-hull construction.

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

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions. We have approved vessel response plans and comply with all applicable Coast Guard and state regulations for all our vessels operating in U.S. waters.

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. The U.S. Environmental Protection Agency, or EPA, has enacted rules regulating ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under these rules, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes limits applicable to specific discharge streams. Regulated Vessels delivered after September 19 2009 cannot operate in United States waters unless they are covered by the VGP. To be covered by the VGP, a vessel owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Any Regulated Vessel that is not covered by a VGP cannot discharge into United States waters. Owners and operators of vessels visiting United States waters will be required to comply with this VGP program or face penalties. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering United States waters. In addition, the CWA requires each state to certify federal discharge permits such as the VGP. Certain states have enacted more stringent discharge standards as conditions to their certification of the VGP. Earlier this year, the U.S. Coast Guard and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements and it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. As part of a settlement of a lawsuit challenging the VGP, EPA has recently agreed to propose a new VGP with numerical restrictions on organisms in ballast water discharges by November 2011. We intend to comply with the VGP and the record keeping requirements and do not believe that the costs associated with obtaining and complying with the obligations will have a material impact on our operations. We have submitted NOIs for each Regulated Vessel in our fleet.

The Clean Air Act: The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. Effective June 29, 2010, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters. The emission standards apply in two stages: near-term standards for newly-built engines which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx), which will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The IMO has designated the waters extending 200 nautical miles from the coasts of the United States and Canada, the French territories of St. Pierre and Miquelon, and the eight main Hawaiian Islands as an ECA, meaning that vessels entering the designated ECA will need to use compliant fuel while in the area. The North American ECA will be enforceable from August 2012, whereupon fuel used by all vessels operating in the ECA will not be permitted to exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. From 2016, NOx after-treatment requirements will also apply. California has already implemented a 24 nautical mile ECA zone within which fuel must have a sulfur content of 1.0% of less. It is expected that the Californian regulations will be phased out in favor of the North American ECA once this is in force. Compliance with the North American ECA, as well as the possibility of more stringent emissions requirements from marine diesel engines or port operations by vessels adopted by the EPA or the states where we operate, could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Initiatives: In December 2001, in response to the oil tanker Erika oil spill of December 1999, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO in April 2001. Since 2010 (1) all single hull tankers have been banned from entering European Union ports or offshore terminals; (2) all single hull tankers carrying heavy grades of oil have been banned from entering or leaving European Union ports or offshore terminals or anchoring in areas under its jurisdiction; and (3) since 2005 a Condition Assessment Scheme Survey for single-hull tankers older than 15 years of age has been imposed. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). Since April 1, 2007 Member States of the European Union have had to ensure that illegal discharges of polluting substances, participation in and incitement to carry out such discharges are penalized as criminal offences and that sanctions can be applied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than that applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. On November 23, 2005 the European Commission published its Third Maritime Safety Package, commonly referred to as the Erika III proposals, and two bills (dealing with the obligation of Member States to exchange information among themselves and to check that vessels comply with international rules, and with the allocation of responsibility in the case of accident) were adopted in March 2007. The Treaty of Lisbon entered into force on December 1, 2009 following ratification by all 27 European Union member states and identifies protection and improvement of the environment as an explicit objective of the European Union. The European Union adopted its Charter of Fundamental Rights at the same time, declaring high levels of environmental protection as a fundamental right of European Union citizens. Additionally, the sinking of the Prestige has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority. The EU has ECAs in place in the Baltic Sea and the North Sea and /English Channel within which fuel with a sulfur content in excess of 1.5% is not permitted. In addition, the EU Sulfur directive provides the from January 1, 2010 inland waterway vessels and ships that berth in EU ports have been banned form using marine fuels with a sulfur content 0.1% my mass. The prohibition applies to use in all equipment including main and auxiliary engines and boilers. Some EU Member States also require vessels to record the times of any fuel-changeover operations in the ship’s logbook.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7.13 million plus $998 for each additional gross ton over 5,000. For vessels over 140,000 gross tons, liability is limited to approximately $141.93 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on April 1, 2011. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. In July 2004, U.S. Coast Guard adopted regulations under NISA establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.). Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. On August 28, 2009 the U.S. Coast Guard proposed amendments to its ballast management regulations that, if approved, will impose standards on ballast water discharged in U.S. waters. The final rules are expected to be published in April 2011. In the absence of federal standards, some states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. These requirements could increase the costs of operating in state waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 28, 2011 the BWM Convention has been adopted by 27 states, representing 25.32% of world tonnage. Nonetheless, in March 2010 MEPC passed a resolution calling upon those countries that had already ratified the convention to encourage the installation of ballast water management systems.

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

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. However, agreements were signed extending the deadline to decide on whether or not to extend the validity of the Kyoto Protocol, and requiring developed countries to raise the level of their emission reductions whilst helping poor countries to do the same. There is pressure to include shipping in any new treaty. The European Union intends to expand its emissions trading scheme to emissions of greenhouse gases from vessels, and IMO’s MEPC is developing technical and operational measures to limit emissions of greenhouse gases from international shipping, including market-based mechanisms and energy efficiency standards. In the United States, the EPA has issued a finding that greenhouse gases endanger public health and safety and has adopted regulations relating to the control of greenhouse gases from mobile sources and certain large stationary sources. Although the EPA findings and regulations do not extend to vessels and vessel engines, EPA is separately considering a petition from the California Attorney General and a coalition of environmental groups to regulate greenhouse gas emissions from ocean-going vessels under the CAA. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations.

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

TCM, our technical manager, has a document of compliance with the ISO 9000 standards of total quality management. ISO 9000 is a series of international standards for quality systems that includes ISO 9002, the standard most commonly used in the shipping industry. Our technical manager has also completed the implementation of the ISM Code. Our technical manager has obtained documents of compliance for our offices and safety management certificates for our vessels, as required by the IMO. Our technical manager has also received ISO 14001 certification.

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

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. As of March 31, 2011, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

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

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2011. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2011, individually and in the aggregate, was not material to us.

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

In comparison to the previous two years, crude oil prices were relatively stable for most of 2010, with NYMEX WTI front month futures prices trading within a range of $68-$92/barrel and Brent front month futures remaining within a range of $69-$95/barrel. OPEC pronounced that it was content with these price levels and therefore the group maintained its crude oil production levels within a relatively narrow band ranging from 28.9 million bpd to 29.6 million bpd. Average production levels were, however, some 0.52 million bpd higher than those seen in 2009. Towards the end of the year and in the early part of 2011 the group started to increase its production in response to rising oil prices, which breached the $100/barrel mark at the end of January, and also in response to the strong rebound in demand that had now become evident. Preliminary figures for January 2011 showed that OPEC crude oil output was some 0.90 million bpd higher than in January 2010. In early March 2011, disruption of Libyan crude oil exports meant that trade patterns seemed likely to shift somewhat with increased production from Arabian Gulf countries compensating for the lost volumes from Libya. This was also expected to increase demand for Suezmax tankers to transport grades of crude oil similar to the missing Libyan production, from West Africa to Europe.

According to the International Energy Agency (IEA), world oil demand increased by 2.88 million bpd in 2010, the largest increase in demand since 2004. The increase in demand in 2010 more than reversed the decline in demand that was witnessed in 2008 and 2009, meaning that oil demand reached a new peak annual average level of 87.9 million bpd. Very large increases were recorded in China where demand increased by as much as 1.01 million bpd, and also the United States where demand increased by 0.46 million bpd. Demand growth was recorded in every region with the exception of Europe which recorded a further fall in demand of 0.08 million bpd. Among the major crude oil importers, Japan and Korea recorded demand growth of 0.05 and 0.07 million bpd, respectively, while India recorded further demand growth of 0.08 million bpd. Demand in the other developing Asian countries grew by 0.21 million bpd, while demand growth in Latin America and the Former Soviet Union rebounded strongly with each region recording growth of 0.28 million bpd. The Middle East recorded similar growth in demand of 0.27 million bpd, while African demand growth accelerated to 0.05 million bpd.

Apart from the increase in OPEC crude oil production that provided for part of the increase in global demand, there was also an increase of some 0.49 million bpd in OPEC natural gas liquids and an increase in non-OPEC production of some 1.14 million bpd, including a 0.24 million bpd increase in biofuels production. A major year-on-year increase in production was recorded in the United States in spite of the moratorium on drilling new offshore wells. Production rose by 0.36 million bpd assisted by increased shale oil production and by the fact that in spite of the strong hurricane season, the worst effects were felt on the Atlantic coast rather than in the US Gulf. Other large increases in production were recorded in Canada which saw an increase of 0.15 million bpd and China where output increased by 0.21 million bpd. Among major non-OPEC oil exporting countries, Russian production increased by 0.24 million bpd, while Brazilian output rose by a further 0.11 million bpd and Columbian production rose by a further 0.12 million bpd.

The very strong resurgence in demand and increased OPEC and non-OPEC production led to a strong rebound in seaborne crude oil trade. Our latest estimates show that seaborne crude oil trade increased by 1.12 million bpd in 2010 or 3.1%. In terms of tonne-miles (international trade x distance traveled) we estimate that the impact was even greater, with an estimated increase of 5.5% as long-haul trade from West Africa, South America and the Arabian Gulf increased.

The largest rise in seaborne crude imports was once again recorded in China, which saw an increase of some 0.65 million bpd. Meanwhile data for the United States show that seaborne crude oil imports were some 0.07 million bpd higher in 2010 than in 2009. Japanese imports rose by some 0.02 million bpd in 2010. Japan’s imports seem set to rise further in 2011, as additional crude oil is likely to be imported for use in thermal power stations to replace power output from facilities damaged by the earthquake and tsunami. Preliminary estimates of European seaborne crude imports show a decline of 0.02 million bpd in 2010, while preliminary data for in India indicate that imports may have risen by as much as 0.3 million bpd. Korean imports rebounded by 0.10 million bpd in 2010.

During the first half of the year the number of vessels from the trading fleet employed in floating storage remained at a high level, with on average 37 VLCCs occupied in this way, the equivalent of 7% of the fleet. An average of 9 Suezmaxes and 61 coated and uncoated vessels from the Aframax and Panamax trading fleets were also employed in oil products storage in the first half of 2010, which helped to support freight market earnings. These numbers began to fall sharply in the second half of the year. The average number of VLCCs storing crude oil and refined products in the second half of the year was reduced to 16 vessels while just 3 Suezmaxes were known to be involved in oil products storage. Meanwhile the average number of vessels from the Aframax and Panamax fleets involved in storage fell to 37.

In the products tanker sector, imports of gasoline, distillates, jet fuel and fuel oil into the United States, the world largest products importing country, declined very slightly once again from 2009’s level of 1.59 million bpd to 1.57 million bpd in 2010. However the U.S. entrenched its position as a major exporter of refined products, with exports of the 4 main products groups rising to 1.44 million bpd from 1.27 million bpd in 2009.

Europe once again recorded high levels of imports of gasoil and jet fuel, although jet fuel imports were negatively impacted by the closure of European airspace in the 2nd quarter due to hazards posed by a volcanic ash cloud. Chinese imports of most refined products were lower in 2010. An exception was naphtha which was in strong demand from the petrochemicals sector. In addition Chinese imports of gasoil/diesel increased at the end of the year as diesel powered generators were once again used to cover power shortages, this time caused by the closure of older coal fired power stations. Naphtha imports into Japan and South Korea also increased from a combined total of 0.87 million bpd in 2009 to 0.93 million bpd in 2010, again buoyed by the strong demand for petrochemicals in Asia.

Looking forward, the IEA in its March 2011 report predicted that oil demand would continue to rebound in 2011. The latest forecast showed an increase of 1.44 million bpd. This compares to a forecast increase of 1.51 million bpd from the U.S. Energy Information Administration and 1.44 million bpd forecast from OPEC. The IEA, in its latest report has forecast that demand in the developed world will fall slightly, by 0.10 million bpd, while further strong demand growth of 1.55 million bpd is predicted for developing countries including growth of 0.86 million bpd in Asia. As was shown last year these estimates are often subject to revision as a result of changes in economic and oil market developments. The IEA’s comparable forecast in March 2010 of a 1.57 million bpd increase in demand in 2010 was eventually upgraded to an estimate of 2.88 million bpd of growth in its March 2011 report. Global oil demand is expected to continue its upward trend over the medium-term, even if greater energy efficiency is seen in the developed world. In its most recent medium-term outlook, the IEA forecast further annual average increases in demand in the developing world of 1.4 – 1.5 million bpd per annum from 2012 to 2015 led by growth in Asia. Further increases in refining capacity in Asia and strategic stock building are also expected to help to drive crude oil trade growth.

World Tanker Fleet

Growth in the crude oil tanker fleet slowed to 4.5% in 2010 from some 7.2% in 2009, in terms of dwt. 54 new VLCCs were delivered into the market, one more than in 2009, although this was from an original list of 75 vessels reported for delivery in 2010. 41 vessels were removed from the trading fleet, compared to 39 in 2009. This meant that the trading fleet (excluding changes to the number of vessels employed in storage) increased by a modest 2.6%, compared to 2.8% in 2009. The number of VLCCs that are listed for delivery in 2011 is quite substantial – in excess of 80 vessels – however as has been the case for the past 2 years, it is expected that many of these recorded orders will not in fact materialize this year.

In the Suezmax sector 36 vessels were delivered in 2010, compared to 46 deliveries in 2009. This was from an original list of some 55 vessels that were due to be delivered in 2010. A total of 17 Suezmaxes were removed from service in 2010 compared to 10 vessels in 2009. As a result fleet growth was much lower at 5.5%, in terms of the number of vessels, whereas 2009 saw fleet growth of some 11.6%. At the start of 2011, 66 vessels were listed as due for delivery this year however a substantial number of these vessels are also expected to remain undelivered at the end of the year.

In the Aframax segment 68 vessels were delivered in 2010 from an original list of 96 vessels that were listed as being due for delivery. Eventual deliveries were markedly lower than in 2009 when a total of 96 Aframaxes were actually delivered. A further 30 vessels were removed from service on top of the 21 vessels removed from service in 2009. Fleet growth therefore fell sharply from 9.8% in 2009 to 4.6% in 2010. 69 vessels were listed as due for delivery at the start of 2011 however slippage of deliveries is also expected in the Aframax segment. Aframax fleet growth is expected to be lower once again in 2011 and the overall orderbook is now relatively modest at 16% of the existing fleet.

In the Panamax tanker segment (60,000 – 80,000 dwt) the number of deliveries fell for the 5th successive year, with 30 vessels delivered compared to 37 in 2009. Removals of vessels from the trading fleet increased to 21 vessels from 14 in 2009, therefore, net fleet growth was reduced to 2.3%, from 4.9% in 2009. 36 vessels are listed as due for delivery in 2011, the same number as were listed for 2010 delivery at the start of last year. Fleet growth is therefore expected to be broadly equivalent to 2010’s level in this market sector, as more 1980s built vessels and non double hulled vessels are removed from service. The orderbook for 2012 delivery in this segment is lower still, with fewer than 20 vessels currently scheduled to be delivered.

In the MR products tanker sector (45,000 – 55,000 dwt), fleet growth fell substantially from 17.5% in 2009 to 8.3% in 2010. Meanwhile the fleet in the more mature Handy tanker segment (27,000 dwt – 45,000 dwt) segment contracted for the first time since 2002, with negative growth of -2.3%. This meant that fleet growth for the combined Handy and MR segments (27,000 – 55,000 dwt) was some 2.6% overall. In total 90 MRs and 35 Handy tankers were delivered, from an original list of 153 MRs and 50 Handy tankers. Removals of vessels increased in both the MR and Handy tanker segments. In total 82 vessels were removed from service. At the start of 2011, 101 MRs and 36 Handy tankers were listed as due for delivery in 2011, however substantial slippage of deliveries is expected once again this year. Fleet growth is therefore expected to be lower once again in 2011 with fewer deliveries and a large number of 1980s built and non double hulled Handy tankers still available to be removed from the fleet.

The total deep sea oil tanker fleet from 27,000 – 445,000 dwt increased by 3.9% in 2010 to 412 million dwt. A further 110 million dwt remained on order for delivery at the beginning of 2011, while there was 16 million dwt of non double hulled tonnage to be removed from service under MARPOL Annex 1 regulations. Fleet growth in the Aframax and products tankers sectors is expected to be significantly lower in 2011 and 2012 than in the period from 2008 to 2010, however strong fleet growth is expected in both the VLCC and Suezmax sectors, notwithstanding the fact that further slippage is expected from the list of vessels to be delivered.

Newbuildings

(Newbuilding and second hand price assessments were temporarily suspended in late 2008 and early 2009 due to a lack of liquidity in the ship sale and purchase markets)

Newbuilding Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
VLCC	$70m	$66m	$79m	$118m	$122m	$130m	$147m	N/A	$100m	$105m
Suezmax	$47m	$45m	$53m	$74m	$73m	$81m	$91m	N/A	$60m	$65m
Aframax (Uncoated)	$36m	$36m	$45m	$62m	$61m	$66m	$73m	N/A	$51m	$57m
47k dwt (Epoxy Coated)	$26m	$28m	$34m	$41m	$44m	$47m	$53m	N/A	$32m	$37m

Tanker newbuilding prices increased in 2010 as we saw resurgent ordering of dry bulk carriers, VLCCs and Suezmaxes helping to fill shipyards’ forward orderbooks. In total 52 VLCC newbuilding contracts were recorded in 2010. More than half of the VLCC orders were placed at Chinese shipyards at prices ranging from $95 - 100 million. Most of the remaining orders were placed at South Korean yards, with several orders reported in the 3rd quarter of the year at prices in the region of $105 – 108 million. Japanese yards were largely priced out of the international market by the strength of the Yen.

Fifty-seven new Suezmax contracts were recorded in 2010. Over 70% of these vessels were ordered at South Korean yards with prices reaching $67 – 68 million for contracts reported in the middle of the year. Chinese shipyards accounted for nearly all of the remaining contracts with vessels priced in the range of $60 – 62 million.

Fifty-four new contracts were recorded for Aframax tankers in 2010 although several of these were for relatively far out delivery in 2014 or later and seven of these orders were for shuttle tankers rather than conventional trading ships. Indicative prices for conventional vessels to be built at South Korean yards increased from $51 million at the start of the year to $57 million in the second quarter of 2010.

There was little newbuilding contracting in the MR and Handy tanker segment (27,000 dwt – 55,000 dwt), however newbuilding prices were driven higher by activity in other market sectors. Indicative newbuilding prices for MR products tankers rose from $32 million at the start of the year to $37 million by the middle of the year.

The early part of 2011 has seen a lowering of newbuilding prices in some sectors, with indicative VLCC newbuilding prices in South Korea reduced to $104 million from a 2010 peak of $108 million and indicative Suezmax newbuilding prices reduced to $62 million from $68 million in the second half of 2010. Although shipyards face rising input costs, relatively abundant yard space for 2013 deliveries and a slow start to the year in both the tanker and dry bulk carrier markets has meant that there is downward pressure on newbuilding prices.

Secondhand Prices

5-Year-Old Tanker Prices at January Each Year
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
VLCC	$58m	$60m	$72m	$110m	$120m	$117m	$138m	N/A	$77m	$80m
Suezmax	$39m	$43m	$50m	$75m	$76m	$80m	$96m	N/A	$55m	$56m
Aframax (Uncoated)	$30m	$34m	$39m	$59m	$65m	$65m	$73m	N/A	$39m	$41m
47k dwt (Epoxy Coated)	$21m	$23m	$30m	$40m	$47m	$48m	$52m	N/A	$24.5m	$26m

Secondhand tanker sales activity picked up in 2010 after a very quiet period in 2009. Indicative prices for 5-year old vessels rebounded quickly in the first half of the year, peaking in the third quarter with market prices in some sectors estimated to be more that 20% higher than at the start of the year. By early 2011 indicative prices had subsided from their peaks, however indicative prices of modern secondhand tankers generally remained slightly above year ago levels at the start of 2011.

Vessel Earnings

Tanker spot market earnings increased in 2010 vis-à-vis 2009’s levels. The strong growth in oil demand, the rebound in seaborne crude oil trade, storage employment and lower fleet growth all contributed to the rise in the market.

VLCC

Benchmark VLCC spot market earnings rebounded to strong levels in the first half of 2010. Estimated time charter equivalent (TCE) earnings on the benchmark AG-Far East route averaged some $55k/day as storage employment absorbed 7% of the vessels that would otherwise have been trading. Vessel demand also increased due to the very large rise in Chinese seaborne crude imports and increased long-haul trade into China and India from the Atlantic Basin. During the second half of the year, when storage employment was reduced, earnings fell to lower levels averaging some $18k/day. In early 2011 earnings have been volatile, remaining at low levels in January before spiking to in excess of $50k/day in mid-February.

Suezmax

Freight rates for Suezmax tankers also recovered to relatively strong levels in the first half of 2010, with indicative TCE earnings averaging some $34k/day. In the second half of the year earnings were lower, after the redelivery of both VLCC and Suezmax tonnage that had been storing. Indicative TCE earnings therefore fell to some $18k/day. The start of 2011 also saw low levels of earnings, however the conflict in Libya and the anticipation of resulting changes in crude oil trade, helped to drive earnings to higher levels close to $40k/day by early March 2011. Any prolonged disruption of North African crude oil exports is expected to result in greater demand for Suezmax shipments on the longer-haul route from West Africa to the Mediterranean

Aframax

Earnings for Aframaxes were also higher in the first half of 2010, averaging some $20k/day, supported by both storage employment and the return of a premium for ice-classed tonnage in the Baltic during the first quarter. As was the case with the VLCC and Suezmax sectors, indicative TCE earnings were lower in the second half of the year, once storage employment had been reduced, at some $12k/day. Whilst earnings remained at low levels in the early part of 2011, the uncertainty in Libya, bad weather in the Mediterranean and the ice-season in the Baltic led to a sharp rise in earnings levels in March. Indicative TCE earnings for ice-class vessels exporting cargoes from the Baltic rose to a peak of some $122k/day, while earnings for vessels trading in the Mediterranean rose to $57k/day.

Products Carriers

Indicative TCE earnings for MR products carriers rose slightly in 2010, but remained at relatively low levels as the large number of newbuildings delivered in 2008 and 2009 continued to weigh on the market. Earnings were relatively flat throughout the year, ranging from some $8k/day in October to $16k/day in July, when there was a brief surge in the United States’ gasoline import requirement. Although earnings generally remained at low levels in early 2011, the unrest in Libya, higher gasoline imports into the U.S. and strong diesel demand from Latin America helped to push earnings for vessels trading in the Atlantic Basin and Mediterranean upwards in March. Indicative TCE earnings on the benchmark Northwest Europe to US Atlantic Coast route peaked at some $19k/day late in the month. Overall the lower level of fleet growth is expected to benefit this sector in 2011.

Company Overview

As of March 31, 2011, we operated a fleet of 47 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs, eight suezmaxes, twelve aframaxes, nine panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years.

Results from Operations—2010

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

The year 2010 saw increasing signs of recovery to the global economy with GDP up 5%, the growth engine being the continued development in Asia, but also the U.S. clearly on the road to recovery albeit without the hoped for reduction in unemployment. Even Europe, beset with national debt problems and taking the long route to recovery through austerity measures, saw some slow growth, primarily in Germany. The recovery and growing global demand for oil, up 2.7% from 2009, gave rise to optimism in the earlier part of the year that 2010 could see a strong recovery in the tanker market by the fourth quarter. Such hope was fueled by increasing use of tankers for storage as the oil price contango moved upwards, from a more relaxed policy by OPEC regarding oil production and from the increased scrapping of older vessels. These hopes dissipated by mid-year as the contango evaporated and more vessels came onto the market, both newbuildings and those released from storage, and inventories of crude and product remained high. The fact that fleet growth was far exceeding vessel demand became more evident towards the fourth quarter as overcapacity pushed industry spot rates to levels near or below vessels’ operating expenses, forcing global fleet utilization to approximately 85%. It was not until December that the crude carrying market saw healthier rates more in line with seasonal expectations, but this was not to last long into 2011. Product carrier rates saw a modest improvement over the previous year, but the market still remained relatively soft.

Our fleet achieved voyage revenues of $408.0 million in 2010, a decrease of 8.3% from $444.9 million in 2009. The average size of the fleet declined slightly in 2010 to 46.1 from 46.6 in 2009, and fleet utilization decreased only marginally from 97.7% to 97.6% over the same period. The decrease in revenue was primarily due to the decline in rates in a softer market caused by the oversupply of vessels mentioned above. The average daily time charter rate per vessel after deducting voyage expenses, decreased to $19,825 compared to $22,329 in 2009. Voyage expenses increased, despite a decrease in operating days on voyages incurring such expenses, because of higher bunker (fuel) prices caused by rising oil prices. Operating expenses decreased by 12.8% to $126.0 million, while average daily costs per vessel fell by 11.9% due to better pricing obtained by our new technical managers for purchases of spares, stores and lubricants, reduced crew costs derived from actions taken since 2009, reduced P&I insurance costs and a stronger dollar which impacted primarily crew expenses.

Depreciation was $92.9 million in 2010 compared to $94.3 million in 2009 due to the disposal of vessels in the earlier part of 2010 offset by new additions in the latter part of the year. Management fees totaled $14.1 million for 2010 compared to $13.3 million for 2009, an increase of 6.6%, mainly due to an increase in monthly fees from July 1, 2010. General and administrative expenses were $3.6 million during 2010 compared to $4.1 million during 2009.

The net gain on the sale of five vessels in 2010 amounted to $19.7 million, compared to the sale of one vessel in 2009 with a gain of $5.1 million. The Company incurred an impairment charge in 2010, relating to the oldest vessel in the fleet, amounting to $3.1 million, compared to impairment charges on three vessels in 2009 totalling $19.1 million. Operating income increased to $80.7 million in 2010 from $72.4 million in 2009. Interest and finance costs, net increased by 35.8% in 2010 to $62.3 million, due mainly to negative movements on non-hedging interest rate and bunker swaps. Net income was $19.8 million compared to $28.7 million in 2009. Diluted earnings per share were $0.50 in 2010 based on 39.60 million diluted weighted average shares outstanding compared to $0.77 in 2009 based on 37.20 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2010 were:

•	the delivery of the two aframax tankers Sapporo Princess and Uraga Princess;

•	the sale of the suezmax tanker Decathlon, the aframax tankers, Pentathlon and Marathon, and the panamax tankers Hesnes and Victory III;

•	the acquisition of four new panamax tankers with employment, World Harmony, Chantal, Selini and Salamina;

•	the dry-docking of Didimon, Ariadne, Propontis, Euronike, Eurochampion 2004, La Prudencia and La Madrina for their mandatory special or intermediate survey;

•	the continuation of an at-the-market offering, initiated in December 2009, resulting in the sale of approximately 1.2 million common shares for net proceeds of approximately $19.9 million in 2010;

•	a follow-on offering of approximately 7.6 million common shares that resulted in net proceeds of $85.1 million;

•	the payment to our shareholders of dividends totaling $0.60 per common share with total cash paid out amounting to $22.8 million;

•	the charter for 15-year periods of two DP2 suezmax shuttle tankers to be built with delivery expected in the fourth quarter of 2012 and first quarter of 2013, respectively; and

•	the agreement to sell the aframax tanker Opal Queen, which was delivered to buyers on March 23, 2011.

The Company operated the following types of vessels during, and at the end of 2010:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	3.0	8.4	12.7	7.0	6.0	8.0	46.1
Number of vessels at end of year	1.0	3.0	8.0	13.0	9.0	6.0	8.0	48.0
Dwt at end of year (in thousands)	86.0	900.0	1,311.0	1,398.0	651.0	318.0	298.0	4,962
Percentage of total fleet	1.7%	18.1%	26.4%	28.2%	13.1%	6.4%	6.0%	100.0%
Average age, in years, at end of year	3.9	15.8	5.6	4.4	3.9	5.5	4.5	6.8

We believe that the key factors which determined our financial performance in 2010, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of any upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by rising operating and fuel costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy which is linked directly to the profitability of the Company;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2011. To these may be added:

•	a possible recovery in the crude charter market in the latter part of the year;

•

the securing of a high level of utilization for our vessels (as at March 31, 2011, 62% of the operational days available for 2011, and 35% for 2012, excluding expected new deliveries, have secured employment);

•	the continued appetite by oil majors to fix vessels on medium to long term charters at economic rates;

•	the delivery of the two newbuilding suezmaxes that will join the fleet in 2011 and the newbuilding suezmax shuttle tankers to be delivered in 2012 and 2013; and

•	the build up of our cash reserves through operations, vessel sales and equity issuance.

We look forward from a 2010 background of overcapacity of tankers and high crude inventory levels, and, more recently, with the images of Middle East political turmoil, civil war in Libya and natural catastrophe in Japan still before us. Against this backdrop, and the considerable uncertainty which still exists relating to the global economy, there are some positive signs of which the most important is the continued recovery of the western economies and growth of the developing nations. Rising oil demand and geopolitical factors have contributed to an upward movement of oil prices which may continue through 2011. Demand from China, India and other developing countries will continue to have a beneficial impact on transportation requirements for petroleum and its products in the absorption of capacity to meet demand.

We expect, therefore, that 2011 will also prove to be a challenging year for the tanker industry, even with the beneficial effect of increasing oil demand. The current economic and financial problems, together with the forecasted increase in the size of the global tanker fleet, will continue to dampen the potential for reviving the returns from the transportation of oil to the levels seen in previous years. Nevertheless, the governments of the world continue to make an effort to revitalize their own economies and by extension, the world economy. The rising level of oil prices has stopped the production cuts witnessed in 2009. The ordering of new vessels has eased and trading patterns with long-haul requirements will continue to absorb many of the new vessels to be delivered. In particular, the creation of new refining capacity in the East is expected to generate new trade routes for product carriers which, together with the reduction in new orders in this sector, should lead to a boost in product carrier rates.

Subsequent Events

On January 11, 2011, we announced a quarterly dividend of $0.15 per common share, paid on February 1, 2011 to shareholders of record on January 25, 2011. On March 14, 2011, we announced a quarterly dividend of $0.15 per common share to be paid on April 28, 2011, to shareholders of record on April 21, 2011. On March 21, 2011, we signed with Sungdong yard of South Korea contracts for the construction of two suezmax DP2 shuttle tankers at a price of $92.0 million each, to be delivered in the fourth quarter of 2012 and first quarter of 2013, respectively. On March 23, 2011, the aframax tanker Opal Queen, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners. Opal Queen was sold for $34.0 million, resulting in an estimated gain of $5.3 million. On April 4, 2011, we agreed to the terms of a bank loan for an amount of $48.0 million relating to the financing of the suezmax tanker Spyros K, expected to be delivered at the end of April 2011.

Chartering Strategy

We typically charter our vessels to third parties in any of five basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as stores, spares, repair and maintenance, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period of time. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses, dry-docking costs and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.”

Fourth are “contracts of affreightment” which are contracts for multiple employments that provide for periodic market related adjustments, sometimes within prescribed ranges, to the charter rates.

Fifth are “pools”. At various stages during 2010, eight of our vessels also entered into and operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of our vessels on a basis related to market rates for either spot or time charter. As of March 31, 2011, we have 33 of our 47 vessels on time charter or other form of period employment, ensuring that at least 62% of the remaining days of 2011 year and 35% of the available days of 2012 are already fixed.

Our Board of Directors, through its Chartering Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the Chartering Department of Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with Tsakos Shipping, who still provide the Company with chartering services, enables us to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 38 years of existence and high quality commercial and technical service.

Since July 1, 2010, through our cooperation with TCM, the new technical managers, we are able to take advantage of the inherent economies of scale associated with two large fleet operators working together and its commitment to contain running costs without jeopardizing the vessels’ operations. TCM provides top grade officers and crew for our vessels and first class superintendent engineers and port captains to ensure that the vessels are in prime condition.

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

Revenue recognition. Our vessels are employed under a variety of charter contracts, including time, bareboat and voyage charters, contracts of affreightment and pool arrangements. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectivity is reasonably assured. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire at the reporting date and all other revenue recognition criteria are met.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008 (previously calculated at $180 per lightweight ton). The impact of the increase in the scrap price used in the estimation of residual values was to reduce the depreciation charge for 2008 by $5.3 million. We revised our estimate of scrap prices, as prices in the past five years had reached historically high levels, significantly in excess of $300. Scrap prices currently approximate $500. While there remains overcapacity within the tanker sector and scrap prices remain at these levels we would expect scrapping to remain a viable alternative to trading older vessels. We also expect commodity prices to remain at buoyant levels as the economic recovery continues to gather pace. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic recovery stalls or if oil prices continue to trend upwards, oil demand over an extended period of time could be negatively impacted. This will exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur. Management tests the value and future cash flows for the possibility of impairment on a quarterly basis.

Should the carrying value of the vessel exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

During the latter part 2009, the global economic and market conditions, combined with a growing fleet, led to a further fall in the values and earnings capacity of three older vessels owned by the Company. We performed the tests described above under various future scenarios for these vessels and arrived at a weighted estimated undiscounted future cash flow for each vessel. As a result, it was determined that the carrying values of the three vessels, Hesnes, Victory III and Vergina II, were impaired in 2009 and an impairment loss of $19.1 million was incurred. During the latter part of 2010, when the tanker market remained exceptionally weak despite seasonal expectations, it became increasingly apparent that overcapacity in tanker supply was having a profound impact on rates and that the aframax Vergina II would suffer from age discrimination for the remainder of its life (five years). Taking this into account, it was determined that the carrying value of the vessel was further impaired and an impairment loss of $3.1 million was incurred in 2010. At December 31, 2010, the market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $2.3 billion, compared to a total carrying value also of $2.3 billion. While the future cash flow expected to be generated by all the vessels of the fleet, apart from Vergina II, was comfortably in excess of their carrying value, there were 26 vessels in our fleet that had an aggregate carrying value of $189.7 million in excess of their combined market value as determined at December 31, 2010. These vessels were:

•	VLCC: La Prudencia

•	Aframax: Sakura Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Uraga Princess, Sapporo Princess

•	Aframax LR: Propontis, Promitheas, Proteas

•	Panamax: Selecao, Socrates, Selini, Salamina, World Harmony, Chantal

•	Handymax: Artemis, Afrodite, Ariadne, Ajax, Aris, Apollon

•	Handysize: Delphi, Byzantion, Bosporos

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers whom we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight and demurrage. In particular, disagreements may arise as to the responsibility for lost time and demurrage revenue due to the Company as a result. As such, we periodically assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe any provision that we might record to be based on fair judgment at the time of its creation, it is possible that an amount under dispute is not ultimately recovered and the estimated provision for doubtful recoverability is inadequate.

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A special survey requires a dry-docking. In between special surveys, a further intermediate survey takes place, for which a dry-docking is obligatory for vessels over ten years. During a dry-docking, work is undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of any long-term bank loan with a fixed interest rate is estimated and compared to its carrying amount. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall in from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap and bunker swap agreements held by the Company are determined through Level 2 of the fair value hierarchy as defined in FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair values of impaired vessels are determined through Level 3 of the fair value hierarchy based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

Basis of Presentation and General Information

Voyage revenues. Revenues are generated from freight billings and time charters. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectivity is reasonably assured. The operating revenues of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis according to an agreed upon formula. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire at the reporting date and all other revenue recognition criteria are met. Unearned revenue represents cash received prior to the year end and is related to revenue applicable to periods after December 31 of each year.

Time Charter Equivalent (“TCE”) allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of net earning days, which does not take into account off-hire days. For vessels on bareboat charters, for which we do not incur either voyage or operating costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for the vessels’ operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions less voyage expenses and does not take into account off-hire days.

Commissions. We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to 1.25% of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, certain charterers may include in the charter agreement an address commission which is a payment due to the charterer, usually ranging from 1.25% to 3.75% of the daily charter hire or freight payable under the relevant charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period.

Voyage expenses. Voyage expenses include all our costs, other than vessel operating expenses, that are related to a voyage, including port charges, canal dues and bunker fuel costs.

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. During 2010, we sold the Decathlon while it was on time-charter and in order to fulfill our obligations under that time-charter we chartered the vessel back on market terms from the buyers for 103 days under its new name Nordic Passat. Another vessel was chartered-in during 2010 to cover for the product carrier Didimon while it was in dry-dock. As of December 31, 2010, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. Prior to 2010, the existing management agreement was last amended effective January 1, 2007. According to the amendments, from each January 1, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered-in vessels or chartered out on a bareboat basis or vessels under construction. Under the same terms, the monthly fees have been increased to $23,700 and $17,500, respectively, effective January 1, 2009, and effective January 1, 2010, such fees were further increased to $24,000 and $17,700, respectively. Following the start of TCM as technical managers, the fees were raised from July 1, 2010, to $27,000 and $20,000, respectively ($32,000 in respect of the LNG carrier). It was agreed that no further increase should be implemented at January 1, 2011.

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

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews it was determined in 2010 and 2009 that an impairment loss had been incurred with respect to the carrying values of one older vessel in 2010 and three older vessels in 2009. There were no impairment losses in 2008.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2010, we received approximately $2.9 million in proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurers, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Within the consolidated statements of cash flows therefore, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2010 versus year ended December 31, 2009

Voyage revenues

Voyage revenues earned in 2010 and 2009 per charter category were as follows:

	2010		2009
	$ million	% of total	$ million	% of total

Time charter-bareboat	9.3	2%	9.3	2%
Time charter-fixed rate	69.8	17%	111.0	25%
Time charter-variable rate (profit share)	162.6	40%	170.2	38%
Pool arrangement	14.3	4%	7.3	2%
Voyage charter-contract of affreightment	45.3	11%	43.0	10%
Voyage charter-spot market	106.7	26%	104.1	23%

Total voyage revenue	408.0	100%	444.9	100%

Revenue from vessels was $408.0 million during the year ended December 31, 2010 compared to $444.9 million during the year ended December 31, 2009, an 8.3% decrease. There was an average of 46.1 vessels in 2010 compared to an average of 46.6 in 2009. During the course of 2010, five tankers were sold, mostly in the earlier part of 2010 and six vessels were acquired, mostly in the latter part of the year. Based on the total days that the vessels were actually employed as a percentage that we owned or controlled the vessels, the fleet had 97.6% employment compared to 97.7% in the previous year, the lost time being mainly due to dry-docking activity. In 2010, seven vessels undertook dry-docking and eight vessels underwent dry-dock in 2009 (discussed further below).

Due to poorer market conditions in 2010 as a result primarily of excess capacity within the tanker sector and also to a slow recovery in oil demand and high oil inventories, the average time charter equivalent rate per vessel achieved for the year 2010 was $19,825 per day compared to $22,329 for the previous year. Only the VLCC and aframax categories saw marginally better rates in 2010 than in 2009. Suezmax rates achieved were 5% less on average than in 2009. The product carriers saw a significant decline in rates, with little profit-share being earned during 2010 and eight relatively lucrative time-charters ending during late 2009 and 2010 and new charters being fixed at lower rates. Nevertheless, these lower product carrier minimum time-charter rates were still higher than rates these vessels would have been able to earn in the spot market. The LNG carrier also ended a profitable charter in 2010 and was re-fixed for a year at a lower rate.

Commissions

Commissions during 2010 amounted to $13.8 million compared to $16.1 million in 2009, a 14.0% decrease compared to an 8.3% decrease in voyage revenues. Commissions were 3.4% of revenue from vessels in 2010 compared to 3.6% in 2009. The reduction in commission charges relates to changes in employment on several vessels where commission rates were less and to reduced rates by specific brokers on existing charters.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2010	2009		2010	2009
	$ million	$ million		$ million	$ million

Bunkering expenses	54.5	47.8	14.1%	13,271	11,253	17.9%
Port and other expenses	31.3	29.4	6.4%	7,608	6,917	10.0%

Total voyage expenses	85.8	77.2	11.1%	20,879	18,170	14.9%

Days on spot and Contract of Affreightment (COA) employment				4,110	4,250	(3.3)%

Voyage expenses include all our costs, other than vessel operating expenses and commissions that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $85.8 million during 2010 compared to $77.2 million during the prior year, an 11.1% increase, despite the fact that the total operating days on spot charter and contract of affreightment totaled 4,110 days in 2010 compared to 4,250 days in 2009. Although voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot, much of the increase can be partly explained by the average cost of bunkers (fuel) purchased for the fleet increasing by 32% from 2009 to 2010, contributing to a $6.7 million increase in the overall expenditure on bunkers between the two years.

Charter hire expense

Charter hire expense amounted to $1.9 million in 2010. There was no charter hire expense in 2009. The charter hire expense in 2010 related primarily to the vessel Decathlon, which was sold to a third-party, but immediately re-chartered at market rate in order that the vessel fulfill its obligations relating to the charter that the vessel was employed on at the time of sale.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2010	2009		2010	2009
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)

Crew expenses	74.1	79.0	(6.3)%	4,495	4,743	(5.2)%
Insurances	14.4	18.7	(23.0)%	873	1,118	(21.9)%
Repairs and maintenance, and spares	14.5	17.9	(18.6)%	883	1,071	(17.6)%
Stores	7.4	9.7	(24.2)%	447	583	(23.3)%
Lubricants	6.0	8.4	(28.4)%	366	505	(27.5)%
Quality and Safety	1.7	1.7	(2.4)%	102	104	(1.9)%
Other (taxes, registration fees, communications)	7.9	9.2	(13.9)%	481	553	(13.0)%

Total operating expenses	126.0	144.6	(12.8)%	7,647	8,677	(11.9)%

Earnings capacity days excluding vessel on bare-boat charter				16,471	16,656

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $126.0 million during 2010, compared to $144.6 million during 2009, a decrease of 12.8%. As a percentage of voyage revenues, vessel operating expenses were 30.9% in 2010 and 32.5% in 2009.

Operating expenses per ship per day for the fleet decreased to $7,647 for 2010 from $8,677 in 2009, an 11.9% decrease. This decrease was in part due to reductions in crew expenses resulting from actions taken in 2009 and 2010 to cut costs by reducing the number of Greek officers on certain vessels. The creation of TCM in order to take over the technical management of the fleet, and the cooperation which existed between Tsakos Shipping and Columbia Shipmanagement Ltd. prior to July 1, 2010, the formal start date of TCM, resulted in a purchasing power based on the combined fleets managed by Tsakos Shipping and Columbia. This provided considerable savings in the purchase of stores, spares and lubricants. A reduction in P&I Club back calls contributed to the decrease in insurance costs. A 5% appreciation of the US dollar against the Euro during 2010 also benefited costs, as approximately 46% of operating expenses (26% of total costs) incurred are in Euro, mainly relating to vessel officers (saving approximately $2.3 million), but also to various parts, supplies and repairs acquired or undertaken in Euro zone countries.

Depreciation

Depreciation was $92.9 million during 2010 compared to $94.3 million during 2009, a decrease of $1.4 million, or 1.5%. This was partly due to the sale of one vessel in the fourth quarter of 2009 and five vessels during 2010. The five vessels sold in 2010 had all been accounted for as held for sale from the end of 2009 and, therefore, bore no depreciation during 2010. In addition, the depreciation charge relating to the aframax Vergina II was reduced following the impairment of its carrying value at the end of 2009. The impact of these vessels sold or impaired was to reduce the total depreciation charge for 2010 compared to 2009 by $9.7 million, offset by $8.3 million extra depreciation in 2010 over 2009 incurred by the addition of two new high-value vessels in 2009 and a further six in 2010.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2010, amortization of deferred dry-docking charges was $4.6 million compared to $7.2 million during 2009, a decrease of 37.1%. The decrease was mainly due to the sale of four vessels in 2010 that had dry-docking amortization amounting to $3.3 million in 2009, but no new amortization in 2010 due to their held for sale categorization as from the end of 2009. There were fourteen dry-dockings in the two years 2009 and 2010, which explains most of the net increase of approximately $0.7 million amortization in 2010 over 2009, after taking account of the amortization reduction due to sale of vessels. Ten of the dry-dockings in these two years related to younger and smaller vessels that underwent their first dry-dockings, the costs of which were lower than dry-dockings of older and larger vessels. The next dry-docking of these vessels would be in five years, and, therefore, the amortization would be spread over this extended period resulting in a relatively lower annual charge, whereas older vessels would be amortized over 30 months.

Management fees

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

As a consequence, from January 1, 2009 monthly fees for owned operating vessels increased from $23,000 to $23,700 and for operating vessels chartered-in or chartered out on a bareboat basis or for vessels under construction, from $17,000 to $17,500. From January 1, 2010, monthly fees for owned operating vessels increased from $23,700 to $24,000 and for operating vessels chartered-in or chartered out on a bareboat basis or for vessels under construction, from $17,500 to $17,700. From July 1, 2010, most of the fleet is managed by TCM, apart from four vessels which continued to be managed by Columbia Shipmanagement Ltd. until early 2011 and three by other third-party ship managers. Vessel monthly fees have been increased by $3,000 for owned operating vessels or approximately $85 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company. The monthly fee relating chartered-in or chartered out on a bareboat basis or for vessels under construction increased to $20,000 and for the LNG carrier to $32,000. Management fees totaled $14.1 million during the year ended December 31, 2010, compared to $13.3 million for the year ended December 31, 2009, a 6.6% increase over the year ended December 31, 2009 due to increased management fees, offset by a slightly reduced fleet. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $3.6 million during 2010 compared to $4.1 million during 2009, a decrease of 10.9%. Apart from the result of a general effort to keep administrative costs down, there were significant reductions in legal fees, in advertising costs, in expenses associated with the issuance of the annual general meeting proxy statement and in costs related to project evaluations.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the incentive award and stock compensation expense, together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,144 in 2010 compared to $1,083 in 2009, the increase being mainly due to increases in management fees and the incentive award, offset partly by the reduction in general and administrative expenses described above, and decrease in the stock compensation expense described below.

Management incentive award

An amount of $0.4 million was awarded to Tsakos Energy Management for 2010. There was no management incentive award in 2009. The 2008 award amounted to $4.75 million and was paid in 2009.

Stock compensation expense

The compensation expense in 2010 of $1.1 million represents the 2010 portion of the total amortization of the value of restricted share units (“RSUs”). In 2009, a similar amount of $1.1 million was amortized. At the beginning of 2010, there were 399,500 RSUs granted, but unvested. A further 145,000 RSUs were awarded in the year and 3,100 forfeited, with 341,650 grants vesting in the year. The average number of RSUs was actually higher in 2010 than 2009. However, over half of the RSUs outstanding had been issued to staff of the commercial and technical managers who are considered as non-employees. In the case of RSUs issued to non-employees, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the average share price in 2010 was lower than in 2009, the amortization charge per outstanding RSU fell accordingly.

Gain on sale of vessels

During 2010, we sold the suezmax tanker Decathlon for sales proceeds of $51.5 million resulting in a gain of approximately $5.9 million, the aframax tankers Parthenon and Marathon for sales proceed of $39.5 million and $38.5 million, respectively, giving rise to gains of $8.4 million and $5.8 million, respectively, and the panamax tankers Hesnes and Victory III for sales proceeds of $7.4 million and $7.2 million, respectively, with a gain of $0.1 million and a loss of $0.5 million, respectively. During 2009, the suezmax Pentathlon was sold for sales proceeds of $50.5 million and a capital gain of $5.1 million.

Vessel impairment charge

There was an impairment charge in 2010 of $3.1 million relating to the 1991 built aframax tanker Vergina II. The vessel had previously incurred an impairment charge in 2009 together with the first generation 1990 built double-hull panamax tankers Hesnes and Victory III. An impairment charge relating to these three vessels totaled $19.1 million in 2009. The negative market forces existing in most of 2009 impacted the ability to charter older vessels at accretive rates. In the case of these three vessels, the total weighted average cash flow expected to be generated over the future remaining life of the vessels under various possible scenarios, was less than the current carrying value of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels was written-off as an impairment charge. The market continued to be poor in 2010 and especially in the fourth quarter when the expected usual seasonal uplift in rates did not occur and the probability of Vergina II finding new extended profitable employment after the end of its current charter diminished in an environment of increasing discrimination against older vessels. As a consequence, the revised scenarios for our more recent cash flow tests gave greater probability to disposing of the vessels well before the end of 25 years. As such, the vessel would not generate adequate cash flow in excess of its carrying value and therefore the carrying value has been reduced to fair market at December 31, 2010.

At December 31, 2010, following a decline in vessel values in the latter part of the year, apart from the Vergina II, a further 26 of our vessels had carrying values in excess of market values. The remainder of our fleet is, for the most part young and in all cases the vessels are expected to generate considerably more cash than the carrying values.

Operating income

Income from vessel operations was $80.7 million during 2010 versus $72.4 million during 2009, an 11.4% increase. As a percentage of voyage revenues, operating income was 19.8% in 2010 and 16.3% in 2009.

Interest and finance costs, net

	2010	2009
Loan interest expense	24.5	41.1
Swap interest expense	35.8	19.9
Less: Interest capitalized	(2.5)	(2.1)

Interest expense, net	57.8	58.9
Bunkers swap cash settlements	(2.9)	(1.7)
Change in fair value of non-hedging bunker swaps	2.6	(6.5)
Amortization of deferred loss on de-designated interest rate swap	1.3	—
Expense of portion of accumulated negative valuation of de-designated interest rate swap	0.8	—
Change in fair value of non-hedging interest rate swaps	1.3	(6.1)
Amortization of loan expenses	1.1	1.0
Bank loan charges	0.3	0.3

Net total	62.3	45.9

Interest and finance costs, net were $62.3 million for 2010 compared to $45.9 million for 2009, a 35.8% increase. Loan interest, excluding payment of swap interest, decreased to $24.5 million from $41.1 million, a 40.3% decrease. Total weighted average bank loans outstanding were approximately $1,495 million for 2010 compared to $1,503 million for 2009. However, interest rate payments on interest swaps, based on the difference between fixed payments and variable 6-month LIBOR, increased to $35.8 million from $19.9 million as LIBOR fell during 2010. The average loan financing cost in 2010, including the impact of swap interest, was 3.98% compared to 4.00% for 2009. Capitalized interest in 2010 was $2.5 million and $2.1 million in the previous year. The increase is due primarily to the payments made on the new suezmaxes under construction based on contracts placed in late 2009.

There was a negative movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2010 compared to a positive movement of $6.1 million in 2009. At the end of the first quarter, an agreement was made to sell the panamax tanker Hesnes which eventually was sold in the second quarter of 2010, and in the third quarter the panamax tanker Victory III was also sold. As a consequence, the interest rate swap relating to the loan which included the part financing of Hesnes and Victory III became ineligible for special hedge accounting and was de-designated. As a result, a part of the accumulated negative valuation relating to this swap amounting to $0.8 million was transferred from other comprehensive income to the income statement. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap is being amortized to earnings over the term of the original hedge. The total amount amortized in 2010 was $1.3 million.

In 2009, the Company entered into swap arrangements relating to bunker (fuel) costs, which do not qualify as hedging instruments. In 2010, the Company received $2.9 million on these swaps in realized gains compared to $1.7 million in 2009. However, unrealized mark-to-market valuation losses were $2.6 million in 2010, whereas mark-to-market valuation gains amounted to nearly $6.5 million in 2009.

Amortization of loan expenses was $1.1 million in 2010 and approximately $1.0 million in 2009. Other loan charges, including commitment fees amounted to $0.3 million in 2010 and 2009.

Interest and investment income

For 2010, interest and investment income amounted to $2.6 million compared to $3.6 million in 2009. In both years the income related to bank deposit interest. In 2010, although the average total cash balances were slightly higher than in 2009, and interest rates on deposits were lower.

Non-controlling interest

The amount earned by the minority (49%) shareholding of the subsidiary which owns the owning companies of the vessels Maya and Inca was $1.3 million in 2010 compared to $1.5 million in 2009. Although these vessels earned less revenue per day in 2010 compared to 2009, the difference was more than offset by reductions in operating expenses.

Net income

As a result of the foregoing, net income for 2010 was $19.8 million or $0.50 per diluted share versus $28.7 million or $0.77 per diluted share for 2009.

Year ended December 31, 2009 versus year ended December 31, 2008

Voyage revenues

Revenue from vessels was $444.9 million during the year ended December 31, 2009 compared to $623.0 million during the year ended December 31, 2008, a 28.6% decrease despite an increase in the number of vessels to an average of 46.6 in 2009 from an average of 44.1 in 2008.

Due to much poorer market conditions in 2009, the average time charter equivalent rate per vessel achieved for the year 2009 was $22,329 per day compared to $34,600 for the previous year. During the course of 2009, two aframax tankers were newly-delivered to us and one vessel was sold. The fleet had 97.7% employment compared to 97.3% in the previous year, mainly due to dry-docking activity for surveys.

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

Charter hire expense

There was no charter hire expense in 2009 while in 2008 charter hire expense amounted to $13.5 million. The charter hire expense in 2008 related primarily to the two vessels, Cape Baker and Cape Balboa, which were time chartered had been chartered for several years until their repurchase by us in October and November 2008, respectively.

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

Management fees

Management fees are primarily the fixed fees per vessel we pay to Tsakos Energy Management Limited under the management agreement. The fee pays for services that cover both the management of the individual vessels and of the Company as a whole. The management agreement had been amended effective January 1, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered in or chartered out on a bareboat basis and for vessels under construction. Additionally, according to the same amendments, from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, the monthly fees for operating vessels were increased to $23,000 per owned vessel and $17,000 for chartered in vessels and vessels on bareboat charter and for vessels under construction. In accordance with the terms of the same agreement, monthly fees have been increased to $23,700 and $17,500, respectively, from January 1, 2009 and from January 1, 2010, to $24,000 and $17,700, respectively. During 2009, 11 vessels operated under third-party ship managers, and 5 vessels in 2008. Also six more vessels had their crewing operations managed by a third-party ship manager for both years.

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

Management incentive award

As the 2009 targets for management to achieve an incentive award were not met, there is no management incentive award to be accounted for in 2009. The 2008 award amounted to $4.75 million and was paid in 2009 to Tsakos Energy Management.

Stock compensation expense

At the beginning of 2009, there were 283,000 RSUs granted, but unvested. A further 121,800 RSUs were awarded in the year and 5,300 forfeited, with no grants vesting in the year. The 2009 compensation expense of $1.1 million represents the 2009 portion of the total amortization of the value of these RSUs. In 2008, an amount of $3.0 million was amortized. The reduction in compensation expense is mainly due to the fact that approximately half of the RSUs were issued to staff of the commercial and technical managers who are considered as non-employees and, therefore, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the average share price in 2009 was lower than in 2008, the amortization charge fell accordingly.

Amortization of the deferred gain on the sale of vessels.

There was no amortization of deferred gains in 2009 as the deferred gain relating to two suezmaxes sold in a sale and leaseback transaction during 2003 was fully amortized in 2008 following the decision to repurchase the vessels.

Gain on sale of vessels

During 2009, the suezmax Pentathlon was sold for net sales proceeds of $50.5 million and a capital gain of $5.1 million. During 2008, we sold the aframax tanker Olympia for net sales proceeds of $62.1 million resulting in a gain of approximately $34.6 million.

Vessel impairment charge

An impairment charge relating to three vessels and totaling $19.1 million was incurred in 2009. There was no impairment charge in 2008. During 2009 the negative market forces especially impacted the ability to charter older vessels at accretive rates. In the case of our three oldest vessels, the first generation 1990 built double-hull panamax tankers Hesnes and Victory III, and the aframax tanker Vergina II (built in 1991 and converted to double-hull in 2007), the total weighted average cash flow expected to be generated over the future remaining life of the vessels under various possible scenarios, was less than the current carrying value of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels has been written-off as an impairment charge.

Operating income

Income from vessel operations was $72.4 million during 2009 versus $278.8 million during 2008, a 74.0% decrease. As a percentage of voyage revenues, operating income was 16.3% in 2009 and 44.8% in 2008.

Interest and finance costs, net

Interest and finance costs, net were $45.9 million for 2009 compared to $82.9 million for 2008, a 44.7% decrease. Loan interest, including payment of swap interest, decreased to $61.0 million from $70.2 million, a 13.2% decrease. Total weighted average bank loans outstanding were approximately $1,503 million for 2009 compared to $1,417 million for 2008. The average loan financing cost in 2009, including the impact of swap interest, was 4.07% compared to 4.87% for 2008.

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

Net income

As a result of the foregoing, net income for 2009 was $28.7 million or $0.77 per diluted share versus $202.9 million or $5.33 per diluted share for 2008.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditure on dry-dockings and possible vessel acquisitions, which in total equaled $386.7 million in 2010, $130.4 million in 2009 and $238.1 million in 2008, will again require us to expend cash in 2011 and in future years. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of securing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings (approximately $265 million at March 31, 2011) and the number of vessels we have on time charter, that even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through January 1, 2012, taking into account our existing capital commitments and debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $137.0 million at December 31, 2010 compared to $200.6 million at December 31, 2009. Current assets decreased to $367.5 million at December 31, 2010 from $471.6 million at December 31, 2009 mainly due to the five vessels sold within 2010, which were accounted for at December 31, 2009 as Held for sale in the Consolidated balance sheet with an aggregate value of $120.9 million. There was only one vessel held for sale at December 31, 2010 with a value of $27.0. Current liabilities decreased to $224.2 million at December 31, 2010 from $264.2 million due mainly to a decrease in the current portion of long-term debt by approximately $38.8 million relating to reduced expected prepayments of debt on vessels held for sale.

Net cash provided by operating activities was $83.3 million during 2010 compared to $117.2 million in the previous year, a 28.9% decrease. The decrease is mainly due to the decrease in revenue generated by operations offset by reduced operational expenses, and to higher receivables compared to the previous year. Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2010 on dry-dockings amounted to $6.1 million compared to $4.3 million in 2009. In 2010, dry-docking work was performed on

Didimon, Ariadne, Propontis, Euronike, Eurochampion 2004, La Prudencia and La Madrina. In 2009, dry-docking work was performed on the vessels Delphi, Didimon, Promitheas, Vergina II, Ajax, Apollon, Artemis and Afrodite. Expenditure was higher in 2010 as the vessels were mostly larger than those vessels (mostly product carriers) dry-docked in 2009 and La Prudencia and La Madrina (both VLCCs) were older vessels requiring more work. Apart from the two VLCCs and the Vergina II, all the vessels in both years underwent their first dry-docking.

Net cash used in investing activities was $240.1 million for the year 2010, compared to $75.6 million for 2009. In 2010, we took delivery of and paid the final installments on the two aframaxes Sapporo Princess and Uraga Princess for a total cost of $94.2 million. Also, in 2010, we acquired four 2009-built panamaxes for a total of $218.0 million and undertook certain improvements on several existing vessels amounting to $1.4 million. During 2009, the Company took delivery of two aframaxes Asahi Princess and Ise Princess, which together with improvements to existing vessels, totaled $103.3 million. Installments amounting to $67.0 million were also paid on vessels which are under construction compared to $22.8 million paid in 2009. At December 31, 2010, we had two suezmax tankers on order with total remaining payments totaling $61.6 million, of which $21.6 million was paid in the first quarter, 2011. On March 21, 2011, the Company signed contracts for the construction of two DP2 suezmax shuttle tankers at a total contract price of $92.0 million each, with delivery in the fourth quarter of 2012 and the first quarter of 2013, respectively. The anticipated payment schedule on the four vessels under construction, which is subject to change for delays or advanced work, is as follows (in $ millions) as at March 31, 2011:

Contractual Obligations	2011	2012	2013	Total
Quarter 1	—	27.6	46.0
Quarter 2	43.8	13.8	—
Quarter 3	33.0	13.8	—
Quarter 4		46.0	—
Total Year	76.8	101.2	46.0	224.0

In the first quarter of 2010, net sale proceeds from the sale of the aframax tanker Parthenon amounted to $38.7 million and from the sale of the suezmax Decathlon to $50.7 million. In the second quarter, 2010, net sales proceeds from the sale of the aframax Marathon amounted to $37.7 million and from the sale of the panamax Hesnes to $7.0 million. In the third quarter 2010, the panamax Victory III was sold with net proceeds amounting to $6.4 million. In 2009, net sale proceeds from the sale of the suezmax tanker Pentathlon in the fourth quarter of 2009 amounted to $50.5 million.

Net cash provided by financing activities in 2010 amounted to $137.2 million compared to net cash used in financing activities of $57.6 million in 2009. Proceeds from new bank loans in 2010 amounted to $235.0 million compared to $80.8 million in the previous year. Scheduled repayments of debt amounted to $106.2 million in 2010 compared to $91.8 million of repayments in 2009. Prepayments of debt as a result of vessel sales amounted to $68.9 million (no prepayments in 2009). There were no repurchases of common shares during 2010. During 2009, as part of the share buy back program, 245,400 shares were repurchased as treasury stock at a cost of $4.1 million. All the repurchases were open market transactions with a maximum price set by the Board of Directors. In December 2009, the Company initiated an at-the-market share issuance program for the sale of up to 3,000,000 common shares. During 2010, 1,199,833 shares were sold for net proceeds $19.9 million. The program was closed in September 2010. In 2009, 17,394 shares had been sold for net proceeds of approximately $0.3 million. On November 1, 2010, a follow-on offering the Company had initiated, closed with the sale of 6,726,457 common shares for $75.0 million, plus a further 896,861 common shares sold to Tsakos family interests for $10.1 million. Offering expenses amounted to $0.5 million.

A cash dividend of $0.30 was paid in April 2010 representing the final dividend for the fiscal year 2009. In June 2010, the Company decided to change the dividend policy from a semi-annual payment basis to a quarterly payment basis. The first quarterly dividend of $0.15 was paid in July 2010 and a second quarterly dividend of $0.15 paid in October, 2010, bringing the total paid to $0.60 per common share and total payments in 2010 to $22.8 million. In 2011, a quarterly dividend of $0.15 was announced in January for payment on February 1 and a further quarterly dividend of $0.15 was declared on March 14 with payment on April 28. In 2009, total dividends amounted to $1.15 per common share and payments totaled $42.4 million. The dividend policy of the Company is to pay between 25% and 50% of the net income in any given year, payable, since the change in policy, on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the section “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 6.9 years at March 31, 2011. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. For the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over eight to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

As of December 31, 2010, we were committed to two newbuilding contracts totaling approximately $140.4 million, of which $78.8 million had been paid by December 31, 2010.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise at least 70% of the vessel purchase price with bank debt for a period of between eight and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). As of December 31, 2010, we had available unused and undesignated loan amounts totaling $32.5 million. Financing amounting to $48.0 million has been arranged for the first suezmax tanker, under construction at December 31, 2010 to be delivered at the end of April 2011. Negotiations for the second suezmax are currently in progress and are expected to be concluded prior to delivery of the vessel in July 2011.

Summary of Loan Movements Throughout 2010 (in $ millions):

Loan	Vessel	Balance at January 1, 2010	New Loans	Repaid	Balance at December 31, 2010
12-year term loan	Opal Queen	17.4	0	1.8	15.6
Credit facility	La Madrina, Hesnes, Vergina II, Victory III, Sakura Princess	111.6	0	23.9	87.7
Credit facility	Silia T, Andes, Didimon, Antares, Izumo Princess, Aegeas	173.7	0	13.2	160.5
Credit facility	Millennium, Parthenon, Marathon, Triathlon, Eurochampion 2004, Euronike	218.7	0	69.9	148.8
Credit facility	Archangel, Alaska, Arctic, Antarctic	115.6	0	10.5	105.1
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	117.7	0	8.4	109.3
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	311.0	0	20.0	291.0
10-year term loan	Arion, Andromeda	41.4	0	3.1	38.3
Credit facility	Maya, Inca	56.8	0	4.3	52.5
Credit facility	Neo Energy	104.9	0	2.4	102.5
10-year term loan	Maria Princess, Nippon Princess	82.9	0	5.6	77.3
Credit facility	Selecao, Socrates	75.1	0	4.6	70.5
10-year term loan	Ise Princess	35.8	0	2.3	33.5
10-year term loan	Asahi Princess	40.0	0	2.6	37.4
12-year term loan	Sapporo Princess	0	40.0	1.2	38.8
10-year term loan	Uraga Princess	0	39.0	1.3	37.7
7-year term loan	World Harmony	0	35.0	0	35.0
7-year term loan	Chantal	0	35.0	0	35.0
10-year term loan	Selini	0	43.9	0	43.9
8-year term loan	Salamina	0	42.1	0	42.1

Total		1,502.6	235.0	175.1	1,562.5

As a result of such financing activities, long-term debt increased in 2010 by a net amount $59.9 million compared to a net decrease of $11.0 million in 2009. The debt to capital (equity plus debt) ratio was 60.5% at

December 31, 2010 or, net of cash, 55.6%. As a percentage of total liabilities against total assets at fair value, our leverage (a non-GAAP measure) as computed in accordance with our credit facilities at December 31, 2010 was 56.9%, well below the loan covenant maximum of 70% which is applicable to all the above loans on a fleet and total liabilities basis. All other bank loan covenants have also been met as at December 31, 2010. Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments covered approximately 56% of the outstanding debt as of March 31, 2011, and further coverage is being discussed with major banks.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2010 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2011)	1-3 years (2012-2013)	3-5 years (2014-2015)	More than 5 years (after January 1, 2016)
Long-term debt obligations (excluding interest)	1,562.5	133.8	272.7	347.3	808.7

Interest on long-term debt obligations	304.0	54.5	89.4	91.4	68.7

Purchase Obligations (newbuildings)	61.6	61.6

Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2010)	145.6	15.5	31.1	31.3	67.7

Total	2,073.7	265.4	393.2	470.0	945.1

The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2010 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” The Company is a party to floating-to-fixed interest rate swaps covering notional amounts aggregating $859.2 million at December 31, 2010 that effectively convert the Company’s interest rate exposure from a floating rate based on LIBOR to a fixed rate. Three of these swaps covering a total notional amount of $263.6 million include cap and floor option features by which interest rate payable may revert to a variable rate if certain defined criteria based on LIBOR or US swap rates are breached. Obligations arising from swaps are based on rates described in “Item 11.”

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2011, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	78	Chairman of the Board	1994
Nikolas P. Tsakos	47	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	61	Deputy Chairman of the Board	1993
George V. Saroglou	46	Vice President, Chief Operating Officer, Director	2001
Paul Durham	60	Chief Financial Officer	—
Vladimir Jadro	65	Chief Marine Officer	—

Peter Nicholson	77	Director	1993
Francis T. Nusspickel	70	Director	2004
William A. O’Neil	83	Director	2004
Richard L. Paniguian	61	Director	2009
Aristides A.N. Patrinos	63	Director	2006
Takis Arapoglou	60	Director	2011

Certain biographical information regarding each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H.W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was elected to the board of directors of Aspis Bank in Greece and served as its Chairman from July 2008 to April 2010. Mr. Stavropoulos was a director of CIPSCO from 1979 to 1992, an instructor of Economics and Finance at Northwestern University from 1962 to 1968, serves as a member on the EMEA Alumni Advisory Board of the Kellogg School of Management and is a Chartered Financial Analyst.

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City of London University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the cousin of Mr. Saroglou.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been Chairman of Wigham-Richardson Shipbrokers Ltd., one of the oldest established shipbroking companies in the City of London, since 1987 and Chairman of Shipping Spares Repairs and Supplies Ltd., an agency company based in Piraeus, Greece since 1976. Mr. Jolliffe is also the Joint President of Hanjin Eurobulk Ltd., a joint venture between Hanjin Shipping Co., Ltd., of Seoul, Korea and Wigham-Richardson Shipbrokers Ltd. He is also Chairman of the Board of StealthGas Inc., a shipping company whose common stock is listed on the Nasdaq Global Select Market. Mr. Jolliffe is also a director of INTERNETQ, a tele-marketing company quoted on the London AIM Stock Market and he is chief executive officer of Titans Maritime Ltd., a private shipping company.

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

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos Group in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a United Kingdom Chartered Accountant. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

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

PETER NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers and remained a consultant to the company until recently. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management

LLP. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

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

WILLIAM A. O’ NEIL, CMG, CM

DIRECTOR

Mr. O’Neil is Secretary-General Emeritus of the International Maritime Organization, or IMO, the United Nations agency concerned with maritime safety and security and the prevention of pollution from ships. He was first elected Secretary-General of the IMO in 1990 and was re-elected four times, remaining Secretary-General until the end of 2003. Mr. O’Neil has served in various positions with the Canadian Federal Department of Transport and subsequently held senior positions during the construction and operation of the St. Lawrence Seaway Authority. He was appointed the first Commissioner of the Canadian Coast Guard where he served from 1975 until 1980 and then became President and Chief Executive Officer of the St. Lawrence Seaway Authority for ten years. During this period, Mr. O’Neil was a Director of CanArctic Shipping, a Canadian entity engaged in shipping activities in the Canadian Arctic. Mr. O’Neil originally represented Canada in 1972 at the IMO Council, later becoming Chairman of the IMO Council in 1980. In 1991, he became Chancellor of the World Maritime University, Malmo, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. Mr. O’Neil is a past President of the Institute of Chartered Shipbrokers and is President of Videotel Marine International, both of which are engaged in the training of seafarers. He is a civil engineer graduate of the University of Toronto, a fellow of the Royal Academy of Engineering and the Chairman of the Advisory Board of the Panama Canal Authority.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organisation, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

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

TAKIS ARAPOGLOU

DIRECTOR

From 1978 to 1991, Mr. Arapoglou held various executive positions at Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London. In 1991, he was appointed by the Greek Government as Chairman and Chief Executive Officer of the Ionian Bank Group, Athens. During the same period, he was appointed by the Hellenic Banks Association, Chairman of DIAS S.A., the Greek Interbank Payments System. In 1994, he joined American Express Bank Ltd., Greece as Senior Country Executive. In 1997, he joined Citibank Greece, as Managing Director, Market Manager and Citigroup Country Officer. In 2000, he moved to Citibank, London, as Managing Director, Global Industry Head for the Banks & Securities Industry, covering Banks, Broker/Dealers, Consumer Finance companies and Financial Infrastructures, within the Citigroup Global Corporate and Investment Bank. From May 2003 to March 2004, he was Senior Advisor for Financial Institution customers, in Citigroup, London. Since March 2004 he is Chairman and CEO of National Bank of Greece. Since April 2005 he is President of the Hellenic Bank Association. Mr. Arapoglou holds a B.A. in Mathematics and Physics from the University of Athens, a B.Sc. in Naval Architecture and Ocean Engineering from the University of Glasgow and an M.Sc. in Finance and Management from Brunel University, London.

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2010 we had ten members on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2010, the full Board held three meetings. Each director attended all of the meetings of the Board with the exception of Dr. Patrinos who was absent from all 2010 Board meetings. In addition, each director, except Dr. Patrinos, attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Stavropoulos, Nicholson, Nusspickel, O’Neil, Paniguian, Patrinos and Arapoglou) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

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

To promote open discussion among the independent directors, those directors met three times in 2010 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2011. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2010, three of which were in person and one via telephone conference. Mr. Jolliffe was absent from the March 2010 meeting that was held via telephone conference call. In October, 2010, Mr. Jolliffe resigned from the Audit and Corporate Governance, Nominating and Compensation Committees to provide services to the Company that would preclude him from satisfying the NYSE requirements for independence. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

The Board of Directors has determined that Messrs. Nusspickel and Stavropoulos, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, O’Neil, Paniguian, Patrinos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

During 2010, there were three meetings of the Corporate Governance, Nominating and Compensation Committee. Dr. Patrinos did not participate in these committee meetings.

Capital Markets Committee

The members of the Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements.

Risk Committee

The members of the Risk Committee are Messrs. Arapoglou, Nicholson, Saroglou, Stavropoulos, Tsakos, and our chief financial officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments.

Operational and Environmental R&D Committee

The Operational and Environmental R&D Committee was established at the Board of Directors meeting held on May 31, 2007. The members of the committee are Messrs. O’Neil, Nusspickel and Patrinos. It also includes the Deputy Chairman of Tsakos Shipping, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Dr. Patrinos is Chairman of the Operational and Environmental R&D Committee. Mr. O’Neil chaired the Committee meeting in May 2010 in the absence of Dr. Patrinos. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2010, the aggregate cash compensation of all of the members of the Board was $460,000 per the following annual fee allocation which was approved by the shareholders of the Company on May 31, 2007:

•	Service on the Board - $45,000

•	Service on the Audit Committee - $17,500

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $10,000

•	Service as Chairman of the Board - $30,000

No fees are paid for service on the Corporate Governance, Nominating and Compensation Committee, Risk Committee and Chartering Committee.

In March 2011, the annual fee allocation was revised, subject to shareholder approval at our 2011 annual meeting of shareholders.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other then Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2010.

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

The Corporate Governance, Nominating and Compensation Committee established the incentive award scale, and the Company’s Board of Directors approved the final award, for fiscal years 2007, 2008 and 2009, as follows:

R.O.E	Amount of award in US $ millions
	2007	2008	2009
15.0%	1.50	2.50	3.00
17.5%	2.25	3.25	4.00
20.0%	3.00	4.00	5.50
22.5%	3.75	4.75	—
25.0%	4.50	5.50	—
Final award	4.00	4.75	0.00

The awards were given to Tsakos Energy Management and were distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping whose performance was critical in achieving a return of equity of 24.2% in 2007 and 23.7% in 2008. The ultimate award of the management incentive award is always at the sole discretion of the Company’s Board of Directors.

Additionally in 2009, if the R.O.E. was less than 15.0% but greater than 10.0% then an alternative award was possible if the Company’s R.O.E. exceeded the average R.O.E. of its peers (Overseas Shipholding Group, Inc. and Teekay Corporation). In such case, the Board of Directors may elect to award a bonus of $1.5 million. However, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors.

A scale was not set for 2010. However, the Corporate Governance, Nominating and Compensation Committee recommended a special award of $425,000 to be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping. A scale has not been set for 2011.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies, with the exception of the company owning the chartered-in vessel, are subsidiaries of Tsakos Energy Navigation Limited. Approximately 860 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2010.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

We currently have one equity incentive plan, the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of our vessels, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our technical manager, Tsakos Shipping.

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

The 2004 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options.

Movements of RSUs under the 2004 Plan though December 31, 2010, are as follows:

		Issued	Forfeited	Vested	Non-Vested (as of December 31, 2010)
2006	Directors and officers (D&O)	21,000
2007	D&O and ships’ officers	190,650		(21,000)
	Other personnel	394,000
2008	D&O and ships’ officers		(3,200)	(96,050)
	Other personnel		(7,800)	(194,600)
2009	D&O	67,800	(1,300)	—
	Other personnel	54,000	(4,000)	—
2010	D&O	69,000	(2,100)	(130,450)
	Other personnel	76,000	(1,000)	(211,200)

	Total	872,450	(19,400)	(653,300)	199,750

As of December 31, 2010, the weighted average remaining contractual life of outstanding (non-vested) RSUs is 1.0 year. The unvested RSUs are scheduled to vest on June 30, 2011 (72,500), 31 December 2011 (54,750) and June 30, 2012 (72,500). Total compensation expense recognized for the year ended December 31, 2010 was $1.1 million and for the year ended December 31, 2009, also $1.1 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of our fleet. At July 1, 2010, TCM took over the technical management of most of our vessels from Tsakos Shipping. At December 31, 2010, outstanding advances to Tsakos Shipping amounted to $3.0 million relating in part to vessels disposed of within 2009 and 2010. At December 31, 2010, there was an amount due to TCM of $0.1 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn, from July 1, 2010, pays a management fee to TCM for its services as technical manager of our fleet and for its supervision of the construction of our newbuildings. Prior to July 1, 2010, Tsakos Energy Management paid Tsakos Shipping a management fee for such services. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management management fees of $13.8 million and supervisory fees of $0.6 million relating to the construction of our vessels in 2010. An additional amount of $0.6 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services and application of corporate governance procedures required by the Company.

An incentive award amounting to $425,000 was payable at December 31, 2010 to Tsakos Energy Management for 2010.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2010 would have resulted in a payment of approximately $134 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. The management fees we pay Tsakos Energy Management under our management agreement are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. The management agreement was amended on March 8, 2007, to raise the monthly fee to $20,000 per owned vessel and $15,000 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction, effective January 1, 2007. Per the same management agreement, effective from January 1, 2008, there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2008, monthly fees for operating vessels were increased accordingly to $23,000 per owned vessel and $17,000 for chartered-in vessels. In accordance with the terms of the same agreement, the monthly fee was increased, effective January 1, 2009, to $23,700 for owned vessels and $17,500 for vessels chartered-in or chartered out on a bareboat basis and vessels under construction. Effective January 1, 2010, the monthly fees were raised to $24,000 and $17,700, respectively. An amendment to this fee structure was made on June 30, 2010, which raised the monthly fee to $27,000 per owned vessel ($32,000 for the LNG carrier) and to $20,000 per operated vessel chartered-in or chartered out on bare-boat and per vessel under construction. It was agreed that there would be no change in monthly management fee as at January 1, 2011.

Chartering Commissions

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel which for 2010 was 1%. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.3 million in 2010.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos Shipping, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2010, we were charged an aggregate of $9.4 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of the Tsakos Group, for travel services primarily to transport our crews to and from our vessels. In 2010, we were charged an aggregate of $0.4 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2011 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 46,081,487 common shares outstanding on March 31, 2011. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	11,985,218	26.0%
Redmont Trading Corp.(1)	2,828,217	6.1%
First Tsakos Investments Inc.(1)	9,157,001	19.9%
Kelley Enterprises Inc.(1)	5,708,703	12.4%
Marsland Holdings Limited(1)	3,448,298	7.5%
Sea Consolidation S.A. of Panama(2)	3,952,232	8.6%
DePrince, Race & Zollo, Inc.(3)	2,425,307	5.3%
Intermed Champion S.A. of Panama(2)	307,900	*

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(4)	248,353	*	—
Nikolas P. Tsakos(5)	129,000	*	55,000	A
Michael G. Jolliffe	22,800	*	—
George V. Saroglou	29,000	*	19,000	A
Paul Durham	43,000	*	19,000	A
Peter C. Nicholson	31,900	*	—
Francis T. Nusspickel	10,350	*	—
William A. O’Neil	4,150	*	—
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	5,400	*	—
Vladimir Jadro	7,000	*	4,000	A
Takis Arapoglou	—		—
All officers and directors as a group (12 persons)(5)	530,953	**	97,000

*	Represents less than 1% of the common shares outstanding.
**	Represents 1.2% of the common shares outstanding.

RSU Vesting Dates

A – The RSUs granted to the officers have three different vesting dates: June 30, 2011, December 31, 2011 and June 30, 2012. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s common shares.

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on February 24, 2011 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.

(2)	According to the Schedule 13D/A filed on February 24, 2011 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, as of February 24, 2011, Sea Consolidation S.A. of Panama (“Sea Consolidation”) and Intermed Champion S.A. of Panama (“Intermed”) beneficially owned 3,952,232 and 307,900 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	According to a Schedule 13G filed on February 11, 2011 by DePrince, Race & Zollo, Inc. (“DePrince”), as of December 31, 2010, DePrince beneficially owned 2,425,307 common shares. The business address of DePrince is 250 Park Avenue, Suite 250, Winter Park, Florida 32789.

(4)	Mr. Stavropoulos, individually or jointly with his spouse, owns 205,000 shares. In addition, 39,085 shares are held indirectly by his children. Mr. Stavropoulos has no economic interest in these 39,085 shares. Additionally, his siblings and in-laws collectively own 4,268 shares. Mr. Stavropoulos has no economic interest in these 4,268 shares.

(5)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation or Intermed.

As of March 31, 2011, we had 34 shareholders of record. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 46,011,085 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1), (2), (4) above and certain of the directors and officers, who together represent approximately 35% of the total, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of March 31, 2011, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay regular cash dividends on our common shares of between one-quarter and one-half of our annual net income for the year in respect of which the dividends are paid. We plan to pay dividends on a quarterly basis. The Board of Directors will give consideration each April to the declaration of a supplementary dividend.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income will be determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1998 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Description of Capital Stock—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common Shares—We may not be able to pay cash dividends as intended.”

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

	High	Low
2006 (Annual)	$24.83	$17.01
2007 (Annual)	$38.90	$22.00
2008 (Annual)	$38.59	$16.71
2009 (Annual)	$22.99	$12.43
2010 (Annual)	$18.06	$9.18
2009
First Quarter	$22.20	$12.43
Second Quarter	$22.99	$14.42
Third Quarter	$18.69	$15.09
Fourth Quarter	$17.15	$14.66
2010
First Quarter	$18.06	$14.74
Second Quarter	$16.53	$13.10
Third Quarter	$14.88	$12.64
Fourth Quarter	$13.84	$9.18
October	$13.84	$10.34
November	$10.49	$9.18
December	$10.40	$9.84
2011
First Quarter	$10.97	$9.24
January	$10.31	$9.24
February	$9.96	$9.50
March	$10.97	$9.30
Second Quarter(1)	$10.99	$10.84
April(1)	$10.99	$10.84

(1)	Through April 7, 2011.

Source: Bloomberg

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ending December 31, 2010, with the cumulative total return of the S&P 500 Index and the Dow Jones U.S. Marine Transportation Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2005. Past performance is not necessarily an indicator of future results.

Source: Zacks Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of March 31, 2011, there were 46,081,487 outstanding common shares. On November 14, 2007, there was a 2-for-1 split of our common shares, effected as a share dividend.

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

Shareholder Rights Plan

Our board of directors has adopted a shareholder rights plan under which our shareholders received one right for each common share they held. Each right will entitle the holder to purchase from the Company a unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Shares, or a combination of securities and assets of equivalent value, at an exercise price of $127.00, subject to adjustment. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and The Bank of New York, as rights agent.

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

Bermuda Law

We are an exempted company organized under the Companies Act. Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company. We refer you to our Memorandum of Association, which is filed as an exhibit to this Annual Report, for a full description of our objects and purposes. The Companies Act differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents.

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

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect the following actions: variation of class rights, removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

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

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the Memorandum of Association, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his discretion. Generally, our Bye-laws may be amended by the directors with the approval of a majority vote of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Supreme Court of Bermuda Court (the “Bermuda Court”) for an annulment of any amendment of the Memorandum of Association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the Memorandum of Association must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. Persons voting in favor of the amendment may make no such application.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. The Government of Bermuda has recently amended the Exempted Undertakings Act to extend the aforementioned tax assurance through March 31, 2035. We intend to apply to the Minister of Finance of Bermuda for such an extension. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2010 is $10,455.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were “primarily traded” on the New York Stock Exchange in 2010 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, which are our sole class of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2010, we satisfied the listing requirement for 2010. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares satisfied the trading frequency and trading volume tests for 2010 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares in 2010 and we expect to be the case with our common shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2010. Therefore, we believe that we satisfied the Publicly-Traded Test for 2010. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States and (ii) in the case of shipping income from bareboat charters, substantially all of our or such subsidiary’s income from bareboat charters is attributable to a fixed place of business in the U.S.

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

Qualifying dividends received by individuals in taxable years beginning prior to January 1, 2013 are eligible for taxation at capital gains rates (currently 15% for individuals not eligible for a lower rate). We are a non- United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non- United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—passive foreign investment company considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(b) of the Internal Revenue Code. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

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

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above (for taxable years beginning before January 1, 2013), investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as United States -source income, depending in general upon the ratio for that taxable year of our United States -source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph) in a taxable year beginning before January 1, 2013, special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a recent published guidance, however, the Internal Revenue Service (the “IRS”) states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Consequences of PFIC Status. As discussed below, if we were to be treated as a PFIC for any taxable year, a United States holder generally would be subject to one of three different U.S. income tax regimes, depending on whether or not the United States holder makes certain elections. Additionally, the United States holder would be required to file an annual information report with the IRS for taxable years beginning on or after March 18, 2010.

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period. A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

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

Taxation of United States Holders that Make a QEF Election. In some circumstances, a United States holder may avoid the unfavorable consequences of the PFIC rules by making a QEF election with respect to us. A QEF election effectively would require an electing United States holder to include in income currently its pro rata share of our ordinary earnings and net capital gain. However, a United States holder cannot make a QEF election with respect to us unless we comply with certain reporting requirements and we currently do not intend to provide the required information.

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares will be treated as marketable stock for a calendar year if the common shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares for that year, regardless of whether the United States holder actually sells the common shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

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

Available Information

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2011 we had $605 million in effective hedging swaps and a further $237 million in interest rate swaps that do not meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from a one-percentage point increase in interest rates would be an increase of approximately $3.4 million in earnings and cash flow. The annualized impact resulting from a one-percentage point decrease in interest rates would be a decrease of approximately $8.8 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2010, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2010	Expected Maturities (1)
		2011	2012	2013	2014	2015	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	84.9	10.6	10.6	10.6	10.6	10.6	31.9
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%

Variable Rate Debt (2)	1,477.6	123.2	107.6	143.9	97.7	228.5	776.7
Weighted Average Interest Rate	1.34%	1.74%	1.74%	3.23%	4.09%	4.97%	6.21%
	1,562.5	133.8	118.2	154.5	108.3	239.1	808.6

Interest Rate Swaps (or Derivatives):
Interest rate swaps – variable to fixed
Notional Amount at December 31, 2010	595.6	42.3	378.0	145.9	2.7	2.7	24.0
Average Pay Rate	4.54%	4.75%	3.87%	3.49%	3.49%	3.49%	3.49%
Average Receive Rate	0.54%	0.77%	0.29%	1.74%	2.65%	3.74%	3.74%

Cap and Floor Options
Notional Amount	263.6	95.4	22.7	22.7	70.0	52.8
Average Pay Rate (2)	4.66%	3.90%	4.07%	3.69%	4.98%	5.33%
Average Receive Rate	0.54%	0.52%	0.75%	1.05%	3.01%	3.81%
	859.2	137.7	400.7	168.6	72.7	55.5	24.0

(1)	These are the expected maturities based on the balances as of December 31, 2010.
(2)	Interest Payments on US Dollar–denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

During 2010, we entered into, or had open from 2009, the following fixed price bunker (vessel fuel) swap agreements for 3.5% Fuel FOB Rotterdam (barges):

Trade Date	Swap Effective Date	Swap Termination Date	Notional Quantity Per Month	Total Notional Quantity	Fixed Price per MT
March 11, 2009	January 1, 2009	January 31, 2010	1,000 MT	12,000 MT	$265.00
March 11, 2009	January 1, 2010	December 31, 2010	1,000 MT	12,000 MT	$298.00
July 7, 2009	January 1, 2010	January 31, 2010	1,000 MT	12,000 MT	$376.00
July 7, 2009	January 1, 2011	January 31, 2011	1,000 MT	12,000 MT	$398.00
February 5, 2010	January 1, 2012	December 31, 2012	500 MT	6,000 MT	$450.00

May 14, 2010	January 1, 2012	December 31, 2012	500 MT	6,000 MT	$497.75
May 20, 2010	January 1, 2012	December 31, 2012	250 MT	3,000 MT	$446.50

In 2010, the Company received an aggregate cash payment of $2.9 million for the monthly settlement of the open bunker swap agreements during 2010.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2010, approximately 26% of the total of our vessel and voyage costs, overhead and dry-dock expenditures were denominated in Euro. Based on 2010 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.5% impact on vessel operating expenses and on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries, according to Rule 13a-15(f) of the Securities Exchange Act, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2010, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2010, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2010 and 2009.

The chart below sets forth the total amount billed and accrued for the Ernst & Young services performed in 2010 and 2009 and breaks down these amounts by the category of service (in Euros).

	2010	2009
Audit fees	€762,900	€749,695
Audit-Related fees	—	—
Tax fees	23,494	18,418
All other fees	—	—

Total fees	€786,394	€768,113

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2010 and 2009 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC matters and including the review of work performed by other parties relating to the implementation of Sarbanes-Oxley requirements).

Audit-Related Fees

The audit-related fees include the aggregate fees billed for certain accounting consultations and other work which are not reported under audit services.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2010 and 2009 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2010 and 2009.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2010 or 2009.

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

In September 2005, we announced that our board of directors had authorized a common share repurchase program to repurchase up to $40.0 million of our common shares. In September 2008, we announced that our board of directors had authorized a new common share repurchase program to repurchase up to an additional $40.0 million of our common shares. The current repurchase program supplemented our prior share repurchase program which was completed on October 1, 2008. The new share repurchase program took effect immediately and will continue until either the amount is fully utilized or the board of directors elects to terminate the program. In 2009 we repurchased an aggregate of 245,400 common shares as treasury stock in the open market pursuant to the share repurchase programs described above at a cost of approximately $4.0 million. The purchases were made in open market transactions through the New York Stock Exchange with a maximum price set by our board of directors. There have been no share repurchases since October 2009. An amount of approximately $25.7 million remains under the program for the purpose of share repurchase.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-31 included herein.

Item 19.	Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (Commission File Number 001-31236).

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited (filed as an exhibit to the Company’s Form 6-K filed with the SEC on June 12, 2008, and hereby incorporated by reference)

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	1998 Stock Option Plan of Tsakos Energy Navigation Limited*

4.3	Tsakos Energy Navigation Limited 2004 Incentive Plan†

4.4	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section

Number	Description
906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

15.2	Consent of ICAP Shipping (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 8, 2011

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010 and our report dated April 8, 2011 expressed an unqualified opinion thereon.

ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 8, 2011

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2010 AND DECEMBER 31, 2009

(Expressed in thousands of U.S. Dollars - except share data)

	2010	2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$276,637	$296,181
Restricted cash	6,291	6,818
Accounts receivable, net (Note 1(e))	24,417	12,661
Insurance claims	5,018	3,814
Due from related companies (Note 2)	2,977	5,359
Advances and other	4,789	6,158
Vessels held for sale (Note 1(i))	26,986	120,877
Inventories	14,011	13,014
Prepaid insurance and other	2,949	3,431
Current portion of financial instruments-Fair value (Note 7)	3,378	3,334

Total current assets	367,453	471,647

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	498	3,112
FIXED ASSETS (Notes 1(g), 1(h), 4)
Advances for vessels under construction	81,882	49,213
Vessels	2,638,550	2,335,031
Accumulated depreciation	(403,485)	(325,066)

Vessels’ Net Book Value	2,235,065	2,009,965

Total fixed assets	2,316,947	2,059,178

DEFERRED CHARGES, net (Note 5)	16,362	14,783

Total assets	$2,702,260	$2,549,720

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$133,819	$172,668
Payables	23,914	29,223
Due to related companies (Note 2)	779	40
Accrued liabilities	10,576	15,273
Accrued bank interest	6,481	6,079
Unearned revenue	9,189	11,265
Current portion of financial instruments - Fair value (Note 7)	32,486	29,683

Total current liabilities	217,244	264,231

LONG-TERM DEBT, net of current portion (Note 6)	1,428,648	1,329,906
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Note 7)	36,438	41,256
STOCKHOLDERS’ EQUITY:

Common stock, $ 1.00 par value; 100,000,000 shares authorized; 46,081,487 issued and outstanding at December 31, 2010 and 37,671,392 issued at December 31, 2009.	46,081	37,671
Additional paid-in capital	350,946	266,706
Retained earnings	671,480	679,597

	1,068,507	983,974
Cost of treasury stock (nil and 754,706 shares)	—	17,863

	1,068,507	966,111
Accumulated other comprehensive loss	(52,329)	(57,731)
Noncontrolling Interest	3,752	5,947

Total stockholders’ equity	1,019,930	914,327

Total liabilities and stockholders’ equity	$2,702,260	$2,549,720

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2010	2009	2008
VOYAGE REVENUES:	$408,006	$444,926	$623,040

EXPENSES:
Commissions	13,837	16,086	22,997
Voyage expenses	85,813	77,224	83,065
Charter hire expense (Note 4)	1,905	—	13,487
Vessel operating expenses	126,022	144,586	143,757
Depreciation	92,889	94,279	85,462
Amortization of deferred dry-docking costs	4,553	7,243	5,281
Management fees (Note 2(a))	14,143	13,273	12,015
General and administrative expenses	3,627	4,069	4,626
Management incentive award (Note 2(a))	425	—	4,750
Stock compensation expense (Note 8)	1,068	1,087	3,046
Foreign currency (gains) / losses	(378)	730	915
Amortization of deferred gain on sale of vessels	—	—	(634)
Net gain on sale of vessels	(19,670)	(5,122)	(34,565)
Vessel impairment charge (Notes 1(h), 4, 13)	3,077	19,066	—

Total expenses	327,311	372,521	344,202

Operating income	80,695	72,405	278,838

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(62,283)	(45,877)	(82,897)
Interest income	2,626	3,572	8,406
Other, net	(3)	75	(350)

Total other expenses, net	(59,660)	(42,230)	(74,841)

Net income	21,035	30,175	203,997

Less: Net income attributable to the noncontrolling interest	(1,267)	(1,490)	(1,066)

Net income attributable to Tsakos Energy Navigation Limited	$19,768	$28,685	$202,931

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.50	$0.78	$5.40

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.50	$0.77	$5.33

Weighted average number of shares, basic	39,235,601	36,940,198	37,552,848

Weighted average number of shares, diluted	39,601,678	37,200,187	38,047,134

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital		Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy		Total
				Retained Earnings	Shares	Amount		Navigation Limited	Non-controlling Interest
BALANCE, December 31, 2007		$38,059	$273,036	$567,220	—	—	$(23,775)	$854,540	$3,391	$857,931
Net income	203,997			202,931				202,931	1,066	203,997
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)	(9,414)				(12,232)		(12,232)
- Purchase of Treasury stock					812,700	(21,937)		(21,937)		(21,937)
- Issuance of 4,650 shares of restricted share units		5	(5)					—		—
- Treasury stock granted to employees as part of stock compensation plan			(7,720)		(286,000)	7,720		—		—
- Cash dividends declared and paid ($1.80 per share)				(67,226)				(67,226)		(67,226)
- Fair value of financial instruments	(48,464)						(48,464)	(48,464)		(48,464)
- Amortization of restricted share units			3,046					3,046		3,046

Comprehensive income	$155,533

BALANCE, December 31, 2008		$37,671	$265,932	$693,511	526,700	$(14,217)	$(72,239)	$910,658	$4,457	$915,115

Net income	$30,175			$28,685				$28,685	$1,490	$30,175
- Purchase of Treasury stock (245,400 shares)					245,400	(4,058)		(4,058)		(4,058)
- Proceeds from Stock Issuance Program			(313)	(154)	(17,394)	412		(55)		(55)
- Cash dividends declared and paid ($1.15 per share)				(42,445)				(42,445)		(42,445)
- Fair value of financial instruments	14,508						14,508	14,508		14,508
- Amortization of restricted share units			1,087					1,087		1,087

Comprehensive income	$44,683

BALANCE, December 31, 2009		$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327

Net income	$21,035			$19,768				$19,768	$1,267	$21,035
- Proceeds from Stock Issuance Program			(156)	(5,036)	(754,706)	17,863		12,671		12,671
- Issuance of common stock under Stock Issuance Program		446	6,596					7,042		7,042
- Issuance of common stock-offering		7,622	77,074					84,696		84,696
- Issuance of 341,650 shares of restricted share units		342	(342)					—
- Cash dividends paid ($0.60 per share)				(22,849)				(22,849)		(22,849)
-Distribution from Subsidiary to non controlling interest								—	(3,462)	(3,462)
- Fair value of financial instruments	5,402						5,402	5,402		5,402
- Amortization of restricted share units			1,068					1,068		1,068

Comprehensive income	$26,437

BALANCE December 31, 2010		$46,081	$350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars)

	2010	2009	2008
Cash Flows from Operating Activities:
Net income	$21,035	$30,175	$203,997
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	92,889	94,279	85,462
Amortization of deferred dry-docking costs	4,553	7,243	5,281
Amortization of loan fees	1,138	877	944
Amortization of deferred income	—	—	(634)
Stock compensation expense	1,068	1,087	3,046
Change in fair value of derivative instruments	5,957	(12,552)	15,470
Gain on sale of vessels	(19,670)	(5,122)	(34,565)
Vessel impairment charge	3,077	19,066	—
Payments for dry-docking	(6,055)	(4,347)	(11,374)
(Increase) Decrease in:
Receivables	(9,209)	9,142	5,728
Inventories	(997)	(2,095)	1,180
Prepaid insurance and other	482	(453)	1,052
Increase (Decrease) in:
Payables	(4,570)	1,106	(9,142)
Accrued liabilities	(4,295)	(17,801)	4,926
Unearned revenue	(2,076)	(3,444)	2,770

Net Cash provided by Operating Activities	83,327	117,161	274,141

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(67,024)	(22,762)	(3,471)
Vessel acquisitions and/or improvements	(313,639)	(103,269)	(223,266)
Proceeds from the sale of vessels	140,548	50,463	62,100

Net Cash used in Investing Activities	(240,115)	(75,568)	(164,637)

Cash Flows from Financing Activities:
Proceeds from long-term debt	235,024	80,750	168,050
Financing costs	(1,870)	(1,044)	(382)
Payments of long-term debt	(175,131)	(91,805)	(44,363)
(Increase)/decrease in restricted cash	527	763	(692)
Repurchase and cancellation of common stock	—	—	(12,232)
Purchase of treasury stock	—	(4,058)	(21,937)
Proceeds from stock issuance program, net	105,005	258	—
Cash dividend	(22,849)	(42,445)	(67,226)
Distribution from subsidiary to noncontrolling interest owners	(3,462)	—	—

Net Cash provided by / (used in) Financing Activities	137,244	(57,581)	21,218

Net (decrease)/increase in cash and cash equivalents	(19,544)	(15,988)	130,722
Cash and cash equivalents at beginning of year	296,181	312,169	181,447

Cash and cash equivalents at end of year	$276,637	$296,181	$312,169

Interest paid
Cash paid for interest, net of amounts capitalized	57,353	67,490	68,213

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

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

Effective January 1, 2009, the Company adopted new guidance issued by the FASB for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. This guidance requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 and 2010 financial information. The adoption of this guidance did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

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

As at December 31, 2010, 2009 and 2008, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Income.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Minimum cash deposits required to be maintained with banks for loan and interest rate swap compliance purposes and deposits with certain banks that may only be used for the purpose of loan repayments are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2010 and nil as of December 31, 2009). Revenue earned but not yet billed amounted to $9,774 and $4,851 as of December 31, 2010 and 2009, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard. Scrap prices have increased over the past seven years. Accordingly, effective January 1, 2008, the Company made a change in estimate related to the scrap price for all of its vessels from $180 per lightweight ton to $300 per lightweight ton.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2010 and 2009 indicated an impairment charge (Note 4). There was no impairment charge recorded in 2008.

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2010, the aframax vessel Opal Queen was classified as held for sale. At December 31, 2009, the suezmax vessel Decathlon, the aframaxes Marathon and Parthenon and the panamaxes Hesnes and Victory III were classified as held for sale.

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(l)	Accounting for Revenue and Expenses (continued): is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met.

Voyage revenues for 2010, 2009 and 2008, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2010	2009	2008
A	16%	14%	15%
B	10%	10%	11%
C	9%	9%	10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also the Company enters bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under these swap agreements are recognized as part of interest expense related to the hedged debt. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of a forecasted transaction or the variability of cash flow to be paid (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(n)	Derivative Financial Instruments (continued): other comprehensive income until earnings are affected by the forecasted transaction or the variability of cash flow and are then reported in earnings. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of the derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

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

(o)	Fair Value Measurements: When assets or liabilities in the financial statements are to be measured at fair value, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 13). The Company has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2010.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies (continued)

(r)	Recent Accounting Pronouncements: In January 2010, the FASB issued an Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.” The updated guidance requires new disclosures to separately disclose the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances, settlements. The updated guidance also clarifies existing disclosures related to the level of disaggregation, and disclosures about inputs and valuation techniques. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

2.	Transactions with Related Parties

The	following amounts were charged by related parties for services rendered:

	2010	2009	2008
Tsakos Shipping and Trading S.A. (commissions)	6,276	6,086	7,707
Tsakos Energy Management Limited (management fees)	13,843	12,973	11,715
Tsakos Columbia Shipmanagement S.A.	634	—	—
Argosy Insurance Company Limited	9,361	10,316	8,277
AirMania Travel S.A.	437	727	1,309

Total expenses with related parties	30,551	30,102	29,008

Balances due from and to related parties are as follows:

	December 31,
	2010	2009
Due from related parties
Tsakos Shipping and Trading S.A.	2,977	2,681
Argosy Insurance Company Limited	—	2,678

Total due from related parties	2,977	5,359

Due to related parties
Tsakos Energy Management Limited	75	22
Tsakos Columbia Shipmanagement Ltd	56	—
Argosy Insurance Company Limited	612	—
AirMania Travel S.A.	36	18

Total due to related parties	779	40

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered in vessels or for owned vessels chartered out on a bare-boat basis ($23.7 and $17.5, respectively in 2009, and $23.0 and $17.0, respectively, in 2008). From July 1, 2010, the monthly management fees for operating vessels were increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20.0. It was agreed that no further increase would be implemented at the beginning of 2011.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2009, there was no such award. For 2008 the amount of $4,750 was awarded. For 2010, the Board of Directors resolved to award a special award of $425. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements where applicable.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2010 to pay the Management Company an amount of approximately $134,044 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (continued): Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2010, scheduled for future delivery, are:

Year	Amount
2011	15,529
2012	15,552
2013	15,573
2014	15,636
2015 to 2020	83,352

145,642

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.7 per vessel in the first half of 2010 and $20.0 from July 1, 2010, $17.5 per vessel in 2009 and $17.0 in 2008. These fees in total amounted to $620, $858 and $1,222 during the years ended December 31, 2010, 2009 and 2008, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by Tsakos family private interests and by a private German Group. TCM, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(c)	Tsakos Shipping and Trading S.A. (continued): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2010 and 2009 this commission was approximately 1% of the sale price of a vessel.

Up to June 30, 2010, the Management Company, at its own expenses, paid technical management fees to Tsakos Shipping, and the Company paid directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels. Commissions due to Tsakos Shipping by the Company have been netted-off against amounts due from Tsakos Shipping for advances made, and the net amount is included in Due from related Companies.

(d)	Other affiliated companies: On July 19, 2010, the Company signed agreements to purchase two panamax tankers, Chantal and World Harmony, with attached time charters, from affiliated companies for $54,500 each. The vessels were delivered to the Company on August 10, 2010 and July 23, 2010, respectively (Note 4). The attached time charters were determined to be at fair market value (Note 13(c)); therefore, no gains or losses were recognized upon assumption of the time charters.

On July 22, 2010, the Company exercised an option to purchase two panamax tankers, Salamina and Selini, from affiliated companies for $54,500 million each. On October 20, 2010, the Company signed agreements to purchase the Salamina and Selini with attached pool employment arrangements. The vessels were delivered to the Company on November 12, 2010 and October 26, 2010, respectively (Note 4). The attached pool employment arrangements were at market rates (Note 13(c)); therefore, no gains or losses were recognized upon assumption of the pool employment arrangements.

The remaining unpaid loan balances of $43,924 and $42,100 related to the vessels Selini and Salamina were agreed to be assumed by the Company from an affiliated company on October 18, 2010 and November 6, 2010, respectively (Note 6). The assumed loans were determined to be at fair market value (Note 13(c)); therefore, no gain or loss was recognized upon assumption of the loans.

(e)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(f)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Long-term Investments

At December 31, 2010, 2009 and 2008, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company.

No income was received from this investment during 2010, 2009 and 2008, and there were no new investments during 2010, 2009 and 2008.

4.	Vessels

Acquisitions

There were two scheduled deliveries of newly constructed vessels in 2010 at a total cost of $128,539 of which $94,184 was paid in 2010. Also the Company acquired four panamax tankers built in 2009 for a total cost of $218,013 (Note 2(d)).

In 2009 there were two scheduled deliveries of newly constructed vessels at a total cost of $127,718 of which $100,457 was paid in 2009. In 2008, there were four scheduled deliveries of newly constructed vessels at a total cost of $245,129 of which $126,943 was paid in 2008. Also in October 2008, the Company repurchased two suezmax tankers for $47,500 each.

Sales

In 2010, the Company sold all five vessels classified as held for sale at December 31, 2009, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax tankers Hesnes and Victory III for net proceeds $140,548 in total realizing a net capital gain of $19,670, which is separately reflected in the accompanying Consolidated Statements of Income. On December 30, 2010, the Company agreed to sell the aframax tanker Opal Queen for $34,000 for delivery in March 2011 resulting in an estimated gain of $5,334 to be recorded in the first quarter of 2011. At December 31, 2010, the vessel is accounted for as held for sale (Note 1(i)). During 2009, the Company sold the suezmax Pentathlon for net proceeds of $50,463 realizing a capital gain of $5,122. In February 2008, the Company sold the aframax tanker Olympia for net proceeds of $62,100 and a capital gain of $34,565.

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2011	163,184
2012	64,520
2013	23,160
2014	438

Net minimum charter payments	251,302

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4.	Vessels (continued)

Charters-out (continued)

These amounts do not assume any off-hire.

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the fourth quarter of 2012 and in the first quarter of 2013, respectively (Note 14(c)). The revenue to be generated by these vessels has not been included in the above table.

Charter hire expense

The suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged during this period was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a total hire of $150.

Impairment

In the latter part of 2010, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amount of the aframax tanker Vergina II, built in 1991 was not fully recoverable. More specifically, market conditions led to a significant drop of tanker hire rates and the preference for younger vessels. The Company evaluated this vessel by comparing the weighted estimated undiscounted cash flows to be generated by this vessel under various scenarios against its carrying value. Based on this evaluation the Company determined that the carrying value of the Vergina II was impaired. Consequently, the total carrying value of the vessel at December 31, 2010 of $13,623 was written down to $10,546, which is the fair market value of the vessel as determined by management taking into consideration valuations from independent marine valuers and making use of current available market data relating to the vessel and similar vessels (Note 13(c)). For the remaining vessels in the fleet, there is no indication of impairment in 2010. During 2009, the carrying value of three vessels the panamax tankers Hesnes and Victory III and the aframax tanker Vergina II were written down resulting in a total impairment charge of $19,066.

5.	Deferred Charges

Deferred charges, consisted of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,221 and $10,778 at December 31, 2010 and 2009, respectively, and loan fees, net of accumulated amortization, amounted to $4,141 and $4,005 at December 31, 2010 and 2009, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long–Term Debt

Facility	2010	2009
(a) Credit Facilities	1,127,925	1,285,213
(b) Term Bank Loans	434,542	217,361

Total	1,562,467	1,502,574
Less – current portion	(133,819)	(172,668)

Long-term portion	1,428,648	1,329,906

(a) Credit facilities

As at December 31, 2010, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2010 is $32,522. Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2010, interest on these facilities ranged from 1.11% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at December 31, 2010 amounted to $434,542. In April 2010, the Company drew down $40,000 on a 12-year term loan agreed in November 2009, relating to the financing of the vessel Sapporo Princess. In June 2010, the Company drew down $39,000 on a 10-year term loan agreed in May 2010, relating to the financing of the vessel Uraga Princess. In July and August 2010, the Company drew down $35,000 each on a 7-year term loan agreed in July 2010, relating to the financing of World Harmony and Chantal, respectively. In October 2010, the Company drew down $43,924 on a 10-year loan term agreed in October 2010 relating to the financing of the vessel Selini. In November 2010, the Company drew down $42,100 on an 8-year term loan agreed in October 2010 relating to the financing of the vessel Salamina. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2010, are based on LIBOR plus a spread.

At December 31, 2010, interest on these term bank loans ranged from 0.94% to 3.03%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2010	1.62%
Year ended December 31, 2009	2.70%
Year ended December 31, 2008	4.38%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

Loan movements for credit facilities and term loans throughout 2010:

Loan	Origination Date	Original Amount	Balance at January 1, 2010	New Loans	Repaid	Balance at December 31, 2010
12-year term loan[1]	2002	30,500	17,375	—	1,750	15,625
Credit facility[2]	2005	250,000	111,550	—	23,826	87,724
Credit facility	2005	220,000	173,630	—	13,135	160,495
Credit facility[3]	2006	275,000	218,650	—	69,912	148,738
Credit facility[4]	2004	179,384	115,664	—	10,556	105,108
Credit facility	2005	220,000	117,750	—	8,400	109,350
Credit facility	2006	371,010	311,010	—	20,000	291,010
10-year term loan	2004	71,250	41,406	—	3,125	38,281
Credit facility	2006	70,000	56,875	—	4,375	52,500
Credit facility	2007	120,000	104,984	—	2,484	102,500
10-year term loan	2007	88,350	82,830	—	5,520	77,310
Credit facility	2007	82,000	75,100	—	4,600	70,500
10-year term loan	2009	38,600	35,750	—	2,234	33,516
8-year term loan	2009	40,000	40,000	—	2,664	37,336
12 year term loan	2009	40,000	—	40,000	1,250	38,750
10-year term loan	2010	39,000	—	39,000	1,300	37,700
7-year term loan	2010	70,000	—	70,000	—	70,000
10-year term loan	2010	43,924	—	43,924	—	43,924
8-year term loan	2010	42,100	—	42,100	—	42,100

Total			1,502,574	235,024	175,131	1,562,467

[1]

This bank loan includes an option for the Company to convert the loan during any interest period into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. Conversion of the option would be at current market rates and, therefore, there would be no impact on the fair value of the respective long-term bank loan. The Company sold the vessel (Opal Queen), secured under this loan which was delivered on March 23, 2011 (Note 14(d)). Accordingly, an amount of approximately $13,875 has been reclassified from long-term to current. The total outstanding balance of $15,625 was repaid on March 23, 2011.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long-Term Debt (continued)

2 The Company sold two of its vessels (Hesnes and Victory III) secured under this credit facility within 2010 and accordingly, has prepaid an amount of $11,906 included in the repayments in the above table.

3 The Company sold two of its vessels (Marathon and Parthenon) secured under this credit facility in 2010, and accordingly, has prepaid an amount of $57,000 included in the repayments in the above table.

4This credit facility includes a fixed interest rate portion amounting to $84,909 as at December 31, 2010.

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

The annual principal payments required to be made after December 31, 2010, including balloon payments totaling $747,554 due through April 2022, are as follows:

Year	Amount
2011	133,819
2012	118,194
2013	154,537
2014	108,305
2015	239,038
2016 and thereafter	808,574

1,562,467

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	2010	2009	2008
Interest expense	60,275	60,963	70,236
Less: Interest capitalized	(2,520)	(2,050)	(4,319)

Interest expense, net	57,755	58,913	65,917

Bunkers swap cash settlements	(2,926)	(1,662)	—
Amortization of loan fees	1,138	877	944
Bank charges	359	302	566

Sub-total	56,326	58,430	67,427

Amortization of deferred loss on termination of financial instruments	2,113	—	1,132
Change in fair value of non-hedging financial instruments	3,844	(12,553)	14,338

Sub-total	5,957	(12,553)	15,470

Net total	62,283	45,877	82,897

At December 31, 2010, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $859,168 on which it pays fixed rates averaging 4.63% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 13).

At December 31, 2010, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $610,831. The fair value of such financial instruments as of December 31, 2010 and 2009 in aggregate amounted to $47,105 (negative) and $59,063 (negative), respectively.

On March 24, 2010, the Company discontinued as a cash flow hedge one hedging interest rate swap. This interest rate swap is associated with a secured term loan facility for certain held-for-sale vessels at December 31, 2009. Under the terms of the facility, a vessel sale will permanently reduce the debt balance by an amount equivalent to the relevant fraction of the facility computed by taking the fair market value of the vessel sold divided by the fair market value of all the vessels secured under the facility. When an agreement to sell one of those vessels was reached on March 24, 2010, the hedge no longer met the criteria for special hedge accounting as it was no longer highly effective and it was determined by management that the future cash flows associated with the repayment of the related financing of such sold vessel would be probable of not occurring. As such, the changes in fair value during the first quarter of 2010 of the ineffective part of $143 (negative) have been included directly in earnings for the period with the remaining change in fair value (for those vessels under the facility which were not sold) reflected directly in Accumulated other comprehensive loss in Stockholder’s Equity. In addition, the loss within Accumulated other comprehensive loss that was considered to be directly related to the portion of the loan to be prepaid on the sale of the vessel was immediately reclassified to income and amounted to $428. A second vessel financed by the same loan was sold in July 2010, and a further amount of $380 of the loss within Accumulated other comprehensive loss, that was considered to be directly related to the portion of the loan to be prepaid, was immediately reclassified to income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

The remaining loss included in Accumulated other comprehensive loss related to the portion of the loan that will not be prepaid, and for which the associated future cash flows are deemed probable of occurring ($5,224 at December 31, 2010) is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during the year ended December 31, 2010 was $1,305, and for the next year up to December 31, 2011 is expected to be $1,644.

At December 31, 2010, the Company held two other interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2010 have been included in change in fair value of non-hedging financial instruments, in the table above and amounted to $89 (positive).

During 2010 and 2009, the Company had seven and six bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of December 31, 2010 and 2009 was $3,876 (positive) and $6,446 (positive), respectively and the changes in their fair values during 2010 and 2009 amounting to $2,570 (positive) and $6,446 (positive) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

8.	Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

During 2009, the Company repurchased 245,400 shares as treasury stock at a cost of $4,058. In 2008, 812,700 common shares were repurchased as treasury stock at a cost of $21,937. In addition, repurchases of stock for cancellation for the years ended December 31, 2008 amounted to $12,232. The transactions were open market based through the New York Stock Exchange. There were no repurchases of common shares during 2010.

On December 4, 2009, the Company entered into a distribution agency agreement with a Bank for the offer and sale of up to three million of common shares. In accordance with the terms of the distribution agency agreement, the shares may be offered and sold at any time and from time to time through the sales agent by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices prevailing at the time of sale or as otherwise agreed with the Bank. Under this program, during 2010, the Company sold all of its 754,706 treasury shares remaining at December 31, 2009 for net proceeds of $12,671 before the issuance and sale of 445,127 new shares for net proceeds of $7,042. No further sales of shares under this program were made after May 3, 2010 and the program was formally closed by the Company on October 5, 2010.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

On October 26, 2010, the Company commenced a public offering of its common shares through an appointed underwriter and sold 6,726,457 shares at $11.15 per share. A further 896,861 shares were sold to Tsakos private interests at $11.30 per share. The offering formally closed on November 1, 2010. The total amount raised was $85,135 for the purpose of fleet expansion and general corporate purposes. Expenses amounted to $437.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”). As at December 31, 2010, 872,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 653,300 had vested and 19,400 were forfeited).

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non-Vested RSUs	Weighted- Average Grant-Date Fair Value Per Share
December 31, 2009	727,450	(16,300)	(311,650)	399,500	$14.56
Granted July 1, 2010	145,000	—	—	145,000	$13.06
Vested during 2010	—	—	(341,650)	(341,650)	$15.20
Forfeited during 2010	—	(3,100)	—	(3,100)	$15.50

December 31, 2010	872,450	(19,400)	(653,300)	199,750	$12.37

During 2010, 341,650 RSUs vested. On July 1, 2010 a further 145,000 RSUs were issued, vesting 50% on June 30, 2011 and 50% on June 30, 2012. The number of RSUs granted and outstanding as at December 31, 2010 and 2009 was 199,750 and 399,500, respectively. At the date of the awards, the weighted average fair market value of the Company’s stock granted was $13.06 (2010) and $15.20 (2009). There were no RSUs granted in 2008. The total fair value of shares vested, during the years ended December 31, 2010 and 2008 were $3,687 and $5,240, respectively. No RSUs vested in 2009.

The outstanding RSUs as of December 31, 2010 will vest as follows:

Date	RSUs
June 30, 2011	72,500
December 31, 2011	54,750
June 30, 2012	72,500

Total	199,750

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

Total compensation expense recognized in 2010 amounted to $1,068 consisting of $1,024 for employees and $44 for non-employees. In 2009, total compensation expense amounted to $1,087 consisting of $676 for employees and $411 for non-employees. In 2008, total compensation expense was $3,046 consisting of $1,237 for employees and $1,809 for non-employees. As at December 31, 2010, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $1,148 ($1,484 at December 31, 2009) and the weighted average remaining contractual life of outstanding grants is 1.0 years.

In 2010, Accumulated other comprehensive income increased with unrealized gains of $5,402 of which $3,289 resulted from changes in fair value of financial instruments, $808 were reclassified to income on sale of vessels and $1,305 were amortized to income. In 2009 and 2008, Accumulated other comprehensive income increased with unrealized gains of $14,508 and decreased with unrealized losses of $48,464, respectively, that resulted from the changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 8) using the treasury stock method.

	2010	2009	2008
Net income available to common stockholders	$19,768	$28,685	$202,931

Weighted average common shares outstanding	39,235,601	36,940,198	37,552,848
Dilutive effect of RSUs	366,077	259,989	494,286

Weighted average common shares – diluted	39,601,678	37,200,187	38,047,134

Basic earnings per common share	$0.50	$0.78	$5.40
Diluted earnings per common share	$0.50	$0.77	$5.33

For 2010, 2009 and 2008, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Noncontrolling Interest in Subsidiary

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

DECEMBER 31, 2010, 2009 AND 2008

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

12.	Commitments and Contingencies

As at December 31, 2010, the Company had under construction two suezmax tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at December 31, 2010 was $61,580 which is scheduled to be paid in 2011.

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

13.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments (continued)

(b)	Concentration of credit risk: (continued)

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of time charters and pool arrangements attached to newly acquired vessels (Note 2(d) and 4) equals their market value; therefore, no intangible assets or liabilities were recognized upon acquisition of the time charters and pool arrangements. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $77,816 as compared to its carrying amount of $84,909 (Note 6). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the one long-term bank loan with a fixed interest rate and the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment discussed in Note 3 is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data. The fair values of the impaired vessels discussed in Note 4 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2010 and 2009 are as follows:

	Carrying Amount 2010	Fair Value 2010	Carrying Amount 2009	Fair Value 2009
Financial assets/(liabilities)
Cash and cash equivalents	276,637	276,637	296,181	296,181
Restricted cash	6,291	6,291	6,818	6,818
Short-term investments	1,000	1,000	1,000	1,000
Debt	1,562,467	1,555,374	1,502,574	1,493,910

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments (continued)

(c)	Fair value: (continued)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the statement of operations or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
Derivative	Balance Sheet Location	December 31, 2010 Fair Value	December 31, 2009 Fair Value	December 31, 2010 Fair Value	December 31, 2009 Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	23,053	25,370
	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	24,052	33,693

	Subtotal	—	—	47,105	59,063

Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	—	—	9,433	4,313

	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	—	—	12,386	7,563

Bunker swaps	Current portion of financial instruments-Fair value	3,378	3,334	—	—

	FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	498	3,112	—	—

	Subtotal	3,876	6,446	21,819	11,876

	Total derivatives	3,876	6,446	68,924	70,939

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments (continued)

(c)	Fair value: (continued)

The Effect of Derivative Instruments on the Statement of Financial Performance for the Years Ended December 31, 2010, 2009 and 2008

Derivatives in Cash Flow Hedging Relationships

Gain (Loss) Recognized in Accumulated OCI on Derivative (Effective Portion)

Derivative		Amount
		2010	2009	2008
Interest rate swaps		3,289	14,508	(48,464)

Total		3,289	14,508	(48,464)

Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)

Derivative	Location	Amount
		2010	2009	2008
Interest rate swaps	Interest and finance costs, net	(2,113)	—	—

Total		(2,113)	—	—

Gain (Loss) Recognized in Income on Derivative (Ineffective Portion)

Derivative	Location	Amount
		2010	2009	2008
Interest rate swaps	Interest and finance costs, net	(143)	278	(1,610)

Total		(143)	278	(1,610)

Derivatives Not Designated as Hedging Instruments

Gain (Loss) Recognized on Derivative

Derivative	Location	Amount
		2010	2009	2008
Interest rate swaps	Interest and finance costs, net	(8,356)	3,866	(14,119)
Bunker swaps	Interest and finance costs, net	356	8,108	—

Total		(8,000)	11,974	(14,119)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments (continued)

(c)	Fair value: (continued)

The following table summarizes the fair values for assets and liabilities measured on a recurring basis as of December 31, 2010:

Recurring measurements:	December 31, 2010	Quoted Prices in Active Markets for Identical Assets/(Liabilities) (Level 1)	Significant Other Observable Inputs Assets/(Liabilities) (Level 2)	Unobservable Inputs Assets/(Liabilities) (Level 3)
Interest rate swaps	(68,924)	—	(68,924)	—
Bunker swaps	3,876	—	3,876	—

	(65,048)	—	(65,048)	—

The following table presents the fair values of items measured at fair value on a nonrecurring basis for the year ended December 31, 2010:

Nonrecurring basis	December 31, 2010	Unobservable Inputs (Level 3)
Impairment-Vessels held for use (Note 4)	$10,546	$10,546

	$10,546	$10,546

In accordance with the provisions of the impairment of Long-Lived Assets guidance, a vessel held and used with a carrying amount of $13,623 was written down to its fair value of $ 10,546, resulting in an impairment charge of $3,077, which was included in earnings for the period.

14.	Subsequent Events

(a)	On January 11, 2011, the Company announced a quarterly dividend of $0.15 cents per share, which was paid on February 1, 2011 to shareholders of record on January 25, 2011.

(b)	On March 14, 2011, the Company announced that a quarterly dividend of $0.15 cents per share will be paid on April 28, 2011 to shareholders of record on April 21, 2011.

(c)	On March 21, 2011, the Company signed contracts for the construction of two DP2 suezmax shuttle tankers, with a major Korean shipyard at a total cost of $184,000 with expected delivery in the fourth quarter of 2012 and in the first quarter of 2013, respectively.

(d)	On March 23, 2011, the aframax tanker Opal Queen, recorded in the consolidated Balance Sheet as Held-for-Sale, was delivered to its new owners.

(e)	On April 4, 2011, the Company agreed to the terms of a bank loan for an amount of $48,000 relating to the financing of the suezmax tanker Spyros K, expected to be delivered at the end of April 2011.