Form 20-F
period 2011-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2012-04-17
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

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

As of December 31, 2011, there were 46,208,737 of the registrant’s Common Shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

We caution that the forward-looking statements included in this Annual Report on Form 20-F represent our estimates and assumptions only as of the date of this Annual Report on Form 20-F and are not intended to give any assurance as to future results. These forward-looking statements are not statements of historical fact and represent only our management’s belief as of the date hereof, and involve risks and uncertainties that could cause actual results to differ materially and inversely from expectations expressed in or indicated by the forward-looking statements. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, supply and demand for crude oil carriers and product tankers, charter rates and vessel values, supply and demand for crude oil and petroleum products, accidents, collisions and spills, environmental and other government regulation, the availability of debt financing, fluctuation of currency exchange and interest rates and the other risks and uncertainties that are outlined in this Annual Report on Form 20-F. As a result, the forward-looking events discussed in this Annual Report on Form 20-F might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2011. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Per share data has been adjusted to give effect to our two for one share split which became effective on November 14, 2007.

Our audited consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2009, 2010 and 2011, and the consolidated balance sheets at December 31, 2010 and 2011, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2007(11)	2008	2009	2010	2011
Income Statement Data
Voyage revenues	$500,617	$623,040	$444,926	$408,006	$395,162
Expenses
Commissions	17,976	22,997	16,086	13,837	14,290
Voyage expenses	72,075	83,065	77,224	85,813	127,156
Charter hire expense	15,330	13,487	—	1,905	—
Vessel operating expenses(1)	108,356	143,757	144,586	126,022	129,884
Depreciation	81,567	85,462	94,279	92,889	101,050
Amortization of deferred dry-docking costs	3,217	5,281	7,243	4,553	4,878
Management fees	9,763	12,015	13,273	14,143	15,598
General and administrative expenses	4,382	4,626	4,069	3,627	4,292
Management incentive award	4,000	4,750	—	425	—
Stock compensation expense	5,670	3,046	1,087	1,068	820
Foreign currency losses (gains)	691	915	730	(378)	458
Amortization of deferred gain on sale of vessels	(3,168)	(634)	—	—	—
Net gain on sale of vessels	(68,944)	(34,565)	(5,122)	(19,670)	(5,001)
Vessel impairment charge	—	—	19,066	3,077	39,434
Operating income (loss)	249,702	278,838	72,405	80,695	(37,697)
Other expenses (income):
Gain on sale of shares in subsidiary	—	—	—	—	—
Interest and finance costs, net	77,382	82,897	45,877	62,283	53,571
Interest and investment income	(13,316)	(8,406)	(3,572)	(2,626)	(2,715)
Other, net	(924)	350	(75)	3	397
Total other expenses (income), net	63,142	74,841	42,230	59,660	51,253
Net income (loss)	186,560	203,997	30,175	21,035	(88,950)
Less: Net (income) loss attributable to non-controlling interest	(3,389)	(1,066)	(1,490)	(1,267)	546
Net income (loss) attributable to Tsakos Energy Navigation Ltd.	$183,171	$202,931	$28,685	$19,768	$(89,496)
Per Share Data
Earnings (loss) per share, basic	$4.81	$5.40	$0.78	$0.50	$(1.94)
Earnings (loss) per share, diluted	$4.79	$5.33	$0.77	$0.50	$(1.94)
Weighted average number of shares, basic	38,075,859	37,552,848	36,940,198	39,235,601	46,118,534
Weighted average number of shares, diluted	38,234,079	38,047,134	37,200,187	39,601,678	46,118,534
Dividends per common share, paid	$1.575	$1.80	$1.15	$0.60	$0.60
Cash Flow Data
Net cash provided by operating activities	190,611	274,141	117,161	83,327	45,587
Net cash used in investing activities	(375,641)	(164,637)	(75,568)	(240,115)	(69,187)
Net cash provided by /(used in) financing activities	191,910	21,218	(57,581)	137,244	(77,329)
Balance Sheet Data
Cash and cash equivalents	$181,447	$312,169	$296,181	$276,637	$175,708
Cash, restricted	6,889	7,581	6,818	6,291	5,984
Investments	1,000	1,000	1,000	1,000	1,000
Advances for vessels under construction	169,739	53,715	49,213	81,882	37,636
Vessels, net book value	1,900,183	2,155,489	2,009,965	2,235,065	2,194,359
Total assets	2,362,776	2,602,317	2,549,720	2,702,260	2,535,336
Long-term debt, including current portion	1,389,943	1,513,629	1,502,574	1,562,467	1,515,663
Total stockholders’ equity	857,931	915,115	914,327	1,019,930	919,158
Fleet Data
Average number of vessels(2)	41.7	44.1	46.6	46.1	47.8
Number of vessels (at end of period)(2)	43.0	46.0	47.0	48.0	48.0
Average age of fleet (in years)(3)	5.6	6.1	6.8	6.8	7.0
Earnings capacity days(4)	15,213	16,143	17,021	16,836	17,431
Off-hire days(5)	523	431	390	400	502
Net earnings days(6)	14,690	15,712	16,631	16,436	16,929
Percentage utilization(7)	96.6%	97.3%	97.7%	97.6%	97.1%
Average TCE per vessel per day(8)	$29,421	$34,600	$22,329	$19,825	$16,047
Vessel operating expenses per ship per day(9)	$7,669	$9,450	$8,677	$7,647	$7,606
Vessel overhead burden per ship per day(10)	$1,565	$1,514	$1,083	$1,144	$1,188

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	Includes chartered vessels.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands except for days and per day amounts):

	2007	2008	2009	2010	2011
Voyage revenues	$500,617	$623,040	$444,926	$408,006	$395,162
Less: Voyage expenses	(72,075)	(83,065)	(77,224)	(85,813)	(127,156)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	3,650	3,660	3,650	3,650	3,650
Time charter equivalent revenues	432,192	543,635	371,352	325,843	271,656
Net earnings days	14,690	15,712	16,631	16,436	16,929
Average TCE per vessel per day	$29,421	$34,600	$22,329	$19,82 5	$16,047

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.
(11)	The unaudited selected consolidated financial data for the year ended December 31, 2007 are derived from our audited consolidated financial statements not appearing in this Annual Report and has been recast to reflect the adoption of new accounting and reporting standards as defined in Accounting Standards Codification (ASC) 810 Consolidation issued by the Financial Accounting Standards Board (FASB) in December 2007 for ownership interests in subsidiaries held by parties other than the parent. As a result of the adoption of the new guidance effective January 1, 2009, Total stockholders’ equity for the year 2007 as shown above incorporates the non-controlling interest in two of our subsidiaries (formerly referred to as minority interest and shown separately from stockholders’ equity).

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2011 on:

•	an actual basis; and

•

as adjusted basis giving effect to (i) scheduled debt repayments of $43.1 million, (ii) the drawdown of $28.4 million, being the unused amount under an existing credit facility at December 31, 2011, and (iii) our payment of a $6.9 million dividend on February 14, 2012.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2011 and April 16, 2012.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2011
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)

Cash
Cash and cash equivalents	$175,708	$(21,632)	$154,076
Restricted cash	5,984	—	5,984

Total cash	$181,692	$(21,632)	$160,060

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,515,663	$(14,701)	$1,500,962

Stockholders equity:
Common shares, $1.00 par value; 100,000,000 shares authorized; 46,208,738 shares issued and outstanding on an actual and as adjusted basis	46,209	—	46,209
Additional paid-in capital	351,566	—	351,566
Accumulated other comprehensive loss	(35,030)	—	(35,030)
Retained earnings	554,314	(6,931)	547,383
Non-controlling interest	2,099	—	2,099

Total stockholders’ equity	919,158	(6,931)	912,227

Total capitalization	$2,434,821	$(21,632)	$2,413,189

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The charter markets for crude oil carriers and product tankers have deteriorated significantly since the summer of 2008, which could affect our future revenues, earnings and profitability.

After reaching highs during the summer of 2008, charter rates for crude oil carriers and product tankers fell dramatically thereafter. While the rates occasionally improved during 2009 and 2010, generally they remained significantly below the levels that contributed to our increasing revenues and profitability through 2008. A further significant decline occurred during 2011 to low levels, and, apart from possible temporary seasonal or regional rate spikes, charter rates are likely to remain at historically low levels throughout much of 2012. This decline is primarily due to the net increase in the supply of vessels which is expected to peak in 2012. Other reasons for the decline from 2008 charter rates include the fall in demand for crude oil and petroleum products in the United States, although this has been offset to an extent by growing demand in the emerging economies, the consequent rising inventories of crude oil and petroleum products in the United States and in other industrialized nations and the corresponding reduction in oil refining.

As of March 31, 2012, thirteen of our vessels were employed under spot charters that are scheduled to expire by April 22, 2012, and 13 of our vessels were employed on time charters, which, if not extended, are scheduled to expire during the period between June 2012 and March 2016. In addition, 16 of our vessels have profit sharing provisions in their time charters that are based upon prevailing market rates and six of our vessels are employed in pool arrangements at variable rates. If the current low rates in the charter market continue for any significant period in 2012 it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. The decline in charter rates also affects the value of our vessels, which follows the trends of charter rates and earnings on our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world and the sovereign debt crisis in Europe could have a further material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline.

The economic crisis that started in 2008 has affected the global economy and the shipping markets. Extraordinary steps that were taken by the governments of several leading economies to combat the financial crisis appear to have restrained the downturn; however, the long-term impact of these measures is not yet known and cannot be predicted. While there are positive indications that the global economy is improving, the sovereign debt crisis in Europe and poor liquidity of European banks and attempts to find appropriate solutions will lead to slow growth and possible recession in most of Europe in 2012. We cannot provide any assurance that the global recession will not return and tight credit markets will not continue or become more severe.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking, commodities and securities markets around the world, among other geopolitical factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic, geopolitical and governmental factors, together with the concurrent decline in charter rates and vessel values, could have a material adverse effect on our results of operations, financial condition or cash flows. This has caused the price of our common shares on the New York Stock Exchange to decline and could cause the price of our common shares to decline further.

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

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; and

•	changes in seaborne and other transportation patterns.

The turbulence and uncertainty the world economies have encountered over the last three years has negatively affected the demand for crude oil and oil products which in turn has resulted in a decrease in freight rates and values. However, there has been some rebound in worldwide demand for oil and oil products, which industry observers forecast will continue. In the event that this rebound falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. In particular, the charter rates that we earn from our vessels employed on spot charters, under pool arrangements and contracts of affreightment, and on time-charters with profit-share may remain at low levels for a prolonged period of time or further decline. In addition, overbuilding of tankers has, in the past, led to a decline in charter rates. If the supply of tanker capacity remains high and demand for tanker capacity does not increase proportionally, the charter rates paid for our vessels could also remain low or further decline. The resulting decline in revenues could have a material adverse effect on our revenues and profitability.

Charter hire rates are cyclical and volatile.

The crude oil and petroleum products shipping industry is cyclical with attendant volatility in charter hire rates and profitability. After reaching highs in mid-2008, charter hire rates for oil product carriers have remained poor with some short periods of relative respite. In addition, hire and spot rates for large crude carriers remained low since the middle of 2010, often resulting in rates well below break-even. The charter rates for 35 of our vessels are on variable basis or include a variable element and the time charters (whether fixed or partly variable) for 7 of our vessels may expire within six months if not extended. As a result, we will be exposed to changes in the charter rates which could affect our earnings and the value of our vessels at any given time. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our operating results are subject to seasonal fluctuations.

Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30. However, the expected seasonal strength of the fourth quarter of 2011 and first quarter of 2012 did not materialize to the extent required to return to sustainable profitable rates due to tanker overcapacity.

An increase in the supply of vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 17% of the existing world tanker fleet as of mid-March 2012 and no assurance can be given that the order book will not increase further in proportion to the existing fleet. If the number of new ships delivered exceeds the number of vessels being scrapped, capacity will increase. In addition, if dry-bulk vessels are converted to oil tankers, the supply of oil tankers will increase. If supply increases and demand does not match that increase, the charter rates for our vessels could decline significantly, as we have witnessed in the past eighteen months. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCCs, suezmax, aframax, panamax, handymax and handysize tankers. These competitors include other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. In addition, in the event of trade disruptions caused by hostilities in the Middle East, tanker companies that operate in Middle East trade routes may seek to employ their vessels in the trade routes that our vessels serve, which would further increase the level of competition that we face. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Since 2009, the frequency of pirate attacks on seagoing vessels has remained high, particularly in the western part of the Indian Ocean and off the west coast of Africa. If piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden has been, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks, international hostilities and economic and trade sanctions can affect the tanker industry, which could adversely affect our business.

An attack like that of September 11, 2001, longer-lasting wars or international hostilities, such as in Afghanistan, Iraq and Libya, or continued turmoil and hostilities in the Middle East or North Africa could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. If the current threat by Iran to close the Straits of Hormuz becomes an actuality, it could result in similar consequences. In addition, sanctions against oil exporting countries such as Iran, Sudan and Syria may also impact the availability of crude oil which would increase the availability of tankers thereby impacting negatively charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and operations. In addition, our financial viability may also be negatively affected by changing economic, political and governmental conditions in the countries and regions where our vessels are employed. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of local or international political instability, terrorist or other attacks, war or international hostilities.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our shares of common stock.

From time to time on charterers’ instructions, our vessels have called and may again call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism. The U.S., UN- and EU- sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act (as amended, the “ISA”). Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. On November 21, 2011, the President of the United States issued Executive Order 13590, which expands on the existing energy-related sanctions available under the ISA.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest or governmental actions in these and surrounding countries.

Taking advantage of attractive opportunities in pursuit of our growth strategy may result in financial or commercial difficulties.

Despite the economic downturn in the past three years, a key strategy of management is to continue to renew and grow the fleet by pursuing the acquisition of additional vessels or fleets or companies that are complementary to our existing operations, assuming the financial resources and debt capacity to do so remain available. The depressed charter market and credit crisis may present opportunities in the short to medium term to acquire new vessels or tanker companies or contracts to construct new vessels or even to undertake new construction contracts at prices more favorable than those seen in the recent past. If we seek to expand through acquisitions, we face numerous challenges, including:

•	difficulties in raising the required capital;

•	depletion of existing cash resources greater than anticipated;

•	difficulties in the assimilation of acquired operations;

•	diversion of management’s attention from other business concerns;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies;

•	competition from other potential acquirers, some of which have greater financial resources; and

•	potential loss of clients or key employees of acquired companies.

We cannot assure you that we will be able to integrate successfully the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures and affect our cash flows and net income.

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

In particular, certain international, national and local laws and regulations require, among other things, double hull construction for new tankers, as well as the retrofitting or phasing-out of single hull tankers based on each vessel’s date of build, gross tonnage (a unit of measurement for the total enclosed spaces within a vessel) and/or hull configuration. We have sold all our vessels which were not double hull. All of the newbuildings we have contracted to purchase are double-hulled. However, because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

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

Risks Related To Our Business

We are not in compliance with certain financial covenants under our secured credit facilities.

The loan agreements we use to finance our ships require us not to exceed specified loan-to-asset value ratios. Our only significant assets are our ships, which are appraised each year. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation.

Due to the decline in vessel values, we are not in compliance with certain financial covenants in our loans and credit facilities, mainly the loan-to-value ratios in certain of our loans and credit facilities and the leverage ratio required by one of our loans. Even though none of our lenders has declared an event of default under the loan agreements, the non-compliance constitutes defaults and potential events of default and, together with the cross default provisions in the various loan and credit facility agreements, could result in the lenders requiring immediate repayment of all of the loans and credit facilities, if not waived or cured.

As of December 31, 2011, we were not in compliance with the leverage ratio required by one of our loans relating to a subsidiary in which we have a 51% interest, under which the amount of $48.1 million was outstanding as of that date. We have agreed upon the terms of a waiver of this covenant covering the period from December 31, 2011 through December 31, 2012. We have also agreed to make a prepayment of $8.1 million on the loan against the balloon installment due in 2016 and to increases in the interest rate margin during the waiver period and the remaining term of the loan. As existing cash is deducted from both assets and liabilities to calculate this leverage ratio, apart from the generation of new cash from operations or equity input, only an increase of vessel value or alternative additional security (of up to $11.3 million, with no change in vessel value) would bring the leverage ratio down to 70% upon expiration of the waiver. There can be no assurance that we will regain compliance with the original covenant when the waiver expires or be able to obtain extension upon the expiration of such waiver.

As of December 31, 2011, we were not in compliance with the loan-to-value ratios contained in certain of our loan agreements and credit facilities under which a total of $621.0 million was outstanding, out of our total outstanding indebtedness of approximately $1.5 billion as of that date. No waiver of such non-compliance has been obtained. As a result of the aforementioned non-compliance, we may be required, upon request from our lenders, to prepay indebtedness or provide additional collateral to our lenders in the form of cash or other property in the total amount of $65.4 million in order to comply with these ratios. If we do not prepay indebtedness or provide additional collateral to our lenders within the period required by our respective loan agreements, we will be considered in default. There can be no assurance that we will obtain waivers for this non-compliance. Even though none of our lenders have requested prepayment or additional collateral, nor have any declared an event of default under the applicable loan agreements, if not remedied when requested, these non-compliances would constitute events of default and could result in the lenders requiring immediate repayment of the loans. We cannot guarantee that a further deterioration of our asset values will not result in defaults in the future, nor can we guarantee that we will be able to negotiate a waiver in the event of a default.

Furthermore, the majority of our loans contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our credit facilities, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens. In addition, if the value of our vessels deteriorates significantly from their currently depressed levels, we may have to record an impairment adjustment to our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

We expect that the lenders will not demand payment of the loans before their maturity, provided that we pay loan installments and accumulated or accrued interest as they fall due under the existing credit facilities. We do not expect that cash on hand and cash generated from operations will be sufficient to repay those loans with cross-default provisions which aggregated approximately $1,373 million as of December 31, 2011, if such debt is accelerated by the lenders. In such a scenario, we would have to seek to access the capital markets to fund the mandatory payments.

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

Charters at attractive rates may not be available when our current time charters expire.

In 2011, we derived approximately 51% of our revenues from time charters, as compared to 59% in 2010. As our current period charters on seven of our vessels expire in the remainder of 2012, it may not be possible to re-charter these vessels on a period basis at attractive rates given the currently depressed state of the charter market. If attractive period charter opportunities are not available, we would seek to charter our vessels on the spot market. Charter rates in the spot market are currently low and are subject to significant fluctuations, and tankers traded in the spot market may experience substantial off-hire time. In the event a vessel may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of lay up, the vessel will continue to incur expenditure such as insurance, reduced crew wages and maintenance costs.

If our exposure to the spot market increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically, our voyage expenses will be more significantly impacted by increases in the cost of bunkers (fuel). See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets except our vessels and the newbuildings that we have under contract. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management directly provides us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including, treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM, one of the world’s largest independent tanker managers. As a result, we depend upon the continued services of Tsakos Energy Management and Tsakos Energy Management depends on the continued services of Tsakos Shipping and TCM.

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

If the TCM joint venture is unsuccessful, our business may be adversely affected.

In February 2010, Tsakos family interests and a private German company, the owner of Columbia Shipmanagement Ltd., formed a joint-venture ship management company. On July 1, 2010, the new entity, TCM,

assumed the technical management for most of the vessels previously managed by Tsakos Shipping. All of our vessels, apart from the LNG carrier and the VLCC Millenium, are under the technical management of TCM. TCM has so far achieved significant savings in the purchase of supplies for our fleet, but there is no guarantee that it will continue to do so in the future.

Although the TCM staff is primarily comprised of former Tsakos Shipping employees, there is no guarantee that the quality of management services that is currently provided by TCM will be equal or better than what we received from Tsakos Shipping in the past.

Tsakos Energy Management, Tsakos Shipping and TCM are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management, Tsakos Shipping and TCM to continue providing services for our benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because each of these companies is privately held, it is unlikely that information about their financial strength would become public. As a result, an investor in our common shares might have little or no advance warning of problems affecting Tsakos Energy Management, Tsakos Shipping or TCM, even though these problems could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping and TCM have the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2011 would have resulted in a payment of approximately $135 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management, Tsakos Shipping and TCM is very limited.

In the event Tsakos Energy Management breached its management agreement with us, we could bring a lawsuit against it. However, because we are not ourselves party to a contract with Tsakos Shipping or TCM, it may be difficult for us to sue Tsakos Shipping and TCM for breach of their obligations under their contracts with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue Tsakos Shipping and TCM. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under our management agreement. Therefore, it is unlikely that we would be able to obtain any meaningful recovery if we were to sue Tsakos Energy Management, Tsakos Shipping or TCM on contractual grounds.

Tsakos Shipping provides chartering services to other tankers and TCM manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

In addition to the vessels that it manages for us, TCM technically manages a fleet of privately owned vessels and seeks to acquire new third-party clients. These vessels are operated by the same group of TCM employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is possible that Tsakos Shipping, which provides chartering service for nearly all vessels technically managed by TCM, might allocate charter or spot opportunities to other TCM managed vessels when our vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that TCM could in the future agree to manage more tankers that directly compete with us.

Clients of Tsakos Shipping have acquired and may acquire further vessels that may compete with our fleet.

Tsakos Shipping and we have an arrangement whereby it affords us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by Tsakos Shipping. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of Tsakos Shipping might decide to accept the opportunity. In this context, Tsakos Shipping clients have in the past acquired modern tankers and have ordered the construction of vessels. They may acquire or order tankers in the future, which, if we decline to buy from them, could be entered into charters in competition with our vessels. These charters and future charters of tankers by Tsakos Shipping could result in conflicts of interest between their own interests and their obligations to us.

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

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Bermuda, a captive insurance company affiliated with Tsakos interests. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at arms-length market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third parties.

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

Because the market value of our vessels may fluctuate significantly, we may incur impairment changes or losses when we sell vessels which may adversely affect our earnings.

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

The global economic downturn that commenced in 2008 has resulted in a decrease in vessel values. The decrease in value accelerated during 2011 as a result of excess fleet capacity and falling freight rates. In addition, although we currently own a modern fleet, with an average age of 7.2 years as of March 31, 2012, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically and in particular after they reach 20 years of age. If we sell tankers at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of our vessels in connection with the estimated recoverable amount for each vessel. Such reviews may from time to time result in asset write-downs that could adversely affect our financial condition and results of operations. Such impairment charge was incurred in 2009 amounting to $19.1 million relating to the three oldest vessels of the fleet, Hesnes, Victory III and Vergina II and again in 2010, with a further impairment charge of $3.1 million on the value of the Vergina II. An impairment charge of $39.4 million was incurred in 2011 in relation to the VLCCs La Prudencia and La Madrina both approximately 20 years old following their classification as held for sale.

If TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provide to crew our vessels. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although TCM has a contract with a number of manning agencies and sponsors various marine academies in the Philippines, Greece and Russia, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of our fleet.

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

As of March 31, 2012, we have contracts to construct two newbuildings that are scheduled for delivery during the first half of 2013 and are entering into a contract for the construction of an LNG carrier, with delivery in the first quarter of 2015, together with an option to construct one additional LNG carrier. We also have obtained options to acquire two suezmax tanker newbuildings, one with delivery in the second quarter of 2012 and one with delivery in the first quarter of 2013. If available, we may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Credit conditions internationally might impact our ability to raise debt financing.

We have traditionally financed our vessel acquisitions with cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. Although we have secured bank financing for our remaining obligations to the shipyard with respect to one of our two newbuilding shuttle tankers, with respect to our other newbuilding shuttle tanker, the LNG carrier for which we are entering into a construction contract or in the event of any further acquisitions, including pursuant to the options we have for three additional newbuilding vessels, terms and conditions could be different from terms obtained in the past and could result in higher cost of capital, if available at all. In addition revised covenants might be imposed that might limit our flexibility in terms of dividend payments and other operational matters and materially affect our ability to raise additional debt from the market. In addition, we cannot guarantee the financial state of the banks we deal with nor their short or long term viability as going-concerns. Any adverse development in that respect could materially alter our current and future financial planning and growth and have a potentially negative impact on our balance sheet.

We may not be able to finance all of the vessels we have on order.

We have not finalized financing arrangements to fund the balance of the purchase price due for financing one of the two newbuild DP2 suezmax shuttle tankers scheduled for delivery in the first quarter 2013 or for the LNG carrier (and the options to construct one additional LNG carrier and acquire two suezmax tanker newbuildings) that we recently ordered with scheduled delivery in the first quarter of 2015. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

The profitability of our investment in the Liquefied Natural Gas (“LNG”) sector is subject to market volatility.

The LNG transportation market has recently entered a highly lucrative phase which is forecast by certain market experts to last for another three years. Prior to this the LNG carrier market generated relatively poor returns since 2007. Levels of LNG production and demand for LNG and LNG shipping are significantly affected by the overall demand for and price of natural gas, which can be volatile. Growth in LNG production and demand for LNG and LNG shipping could also be negatively impacted by material delays in the construction of new liquefaction facilities, increases in the production levels of low-cost natural gas in domestic natural gas consuming markets or in areas linked by pipelines to consuming markets, new taxes or regulations affecting LNG production or liquefaction, or any significant explosion, spill or other incident involving an LNG facility or carrier.

If we decide to exit this sector during a future down cycle for the sector, for whatever reason, we might have to sell our LNG carriers at a price below their cost and subsequently suffer an economic loss or might be forced to operate the vessel at unprofitable or breakeven levels. Our existing LNG vessel is on charter until March 2016 and we have not arranged a charter for our recently ordered LNG carrier newbuilding. If the charter market is weak on the expiration of the charter for our LNG carrier or when we are attempting to secure a charter for our new LNG carrier, we might not be able to secure new employment or be obliged to accept charters for rates materially below those originally factored into our investment evaluation.

The future performance of our LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•

increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters for our LNG carriers, or for any new LNG carriers we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. During the period from 2005 to 2010, the global fleet of LNG carriers grew by an average of 15% per year due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply in 2009 and 2010, orders for over 50 newbuilding LNG carriers were placed during 2011. The newbuilding order book of almost 60 ships as of December 31, 2011 amounts to 17% of global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2013 and 2014. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

In addition, if an active short-term or spot LNG carrier charter market continues to develop, our revenues and cash flows from our LNG carriers may become more volatile and may decline following expiration or early termination of our charters. An active short-term or spot charter market may require us to enter into charters based on changing market prices, as opposed to contracts based on fixed rates, which could affect our revenues and cash flows, including cash available for dividends to our shareholders, if we enter into charters during periods when the market price for shipping LNG is depressed. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and short-term time charters of less than 12 months in duration has grown in the past few years.

Our effectiveness in attaining accretive charters for our existing LNG carrier at the end of its existing charter or for newbuilding LNG carriers will be determined by the reliability and experience of third-party technical managers.

We have subcontracted all technical management aspects of our LNG operation to Hyundai Merchant Marine (“HMM”) for a fee. Neither Tsakos Energy Management nor TCM has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees in the future. As such, we are totally dependent on the reliability and effectiveness of third-party managers for whom we cannot guarantee that their employees, both onshore and at-sea are adequate in their assigned role. We cannot guarantee the quality of their services or the longevity of the management contract.

Our earnings may be adversely affected if we do not successfully employ our tankers.

We seek to employ our tankers on time charters, contracts of affreightment, tanker pools and in the spot market in a manner that will optimize our earnings. As of March 31, 2012, 36 of our tankers were contractually committed to period employment with remaining terms ranging from one month to eleven years. Although these period charters provide steady streams of revenue, our tankers committed to period charters may not be available for spot voyages during an upswing in the tanker industry cycle, when spot voyages may be more profitable. If we cannot re-charter these vessels on long-term period charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer.

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

We have made significant investments in building a solid presence in the ice-class tanker market through both building and acquiring ice strengthened vessels. This type of vessel commonly commands a premium to build and/or acquire to compensate for the ice-class features of the hull and engine. The versatility of these vessels allows them to operate not only in ice-bound routes, but also in conventional tanker routes. Usually rates for ice bound trades are at a premium to conventional tanker trades for the period the vessel operates in such demanding conditions. Ice-class vessels do not commonly operate throughout the year in such harsh environments. We cannot guarantee that our vessels will operate in ice-class trades for meaningful periods and/or earn rates with premiums sufficient to compensate for the investment made. If our vessels fail to earn any material and sustained ice-class premium, their revenues would derive from conventional routes which we cannot guarantee will be adequate to financially support our ice-class investment.

If our counterparties were to fail to meet their obligations under a charter agreements we could suffer losses or our business could be otherwise adversely affected.

As of March 31, 2012, twenty-eight of our vessels were employed under time charters and one of our vessels was employed under a bareboat charter. The ability and willingness of each of our counterparties to perform its obligations under their charters with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our customers would not fail to pay charter hire or attempt to renegotiate charter rates. Should a counterparty fail to honor its obligations under agreements with us, it may be difficult for us to secure substitute employment for the affected vessels, and any new charter arrangements we secure in the spot market or on time charters could be at lower rates given the depressed charter rate levels as of March 31, 2012. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

If the charterer under our bareboat charter is unable to perform under the charter, we may lose revenues.

As of March 31 2012, we had a bareboat charter contract for the Millennium with Hyundai Merchant Marine, a member of the Hyundai group of companies. The financial difficulties that the Hyundai group has faced in the past may still affect HMM’s ability to perform under these charters, which is scheduled to expire in September 2013. This could result in the loss of significant revenue. In addition, we may expand this chartering relationship with HMM to other vessels in our fleet which would ultimately increase our exposure to that particular charterer.

We will face challenges as we diversify and position our fleet to meet the needs of our customers.

We may need to diversify our fleet to accommodate the transportation of forms of energy other than crude oil and petroleum products in response to industry developments and our customers’ needs. Accordingly, the Company is continually exploring opportunities in other areas such as the Liquefied Petroleum Gas (LPG) market and the greater oil onshore / offshore sector, as well as expanding our presence in the LNG market. For example, on March 21, 2011, we ordered two new suezmax DP2 shuttle tankers that are expected to be delivered in the first and second quarter of 2013, respectively, and we are entering into a contract for the construction of an LNG carrier, with delivery in the first quarter of 2015, together with an option to construct one additional LNG carrier. A shuttle tanker is a specialized vessel designed to transport crude oil and condensates from offshore oil fields to onshore terminal and refineries. As the composition of our fleet continues to change, we may not have adequate experience in transporting these other forms of energy. In addition, if the cost structure of a diversified fleet that is able to transport other forms of energy differs significantly from the cost structure of our current fleet, our profitability could be adversely affected.

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

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos family interests. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have a minimum credit rating of A, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2011, our debt to capital ratio was 62.2% (debt / debt plus equity), with $1.52 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In 2011, all of our cash flow derived from operations plus an amount from existing cash resources was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Although relatively stable from 2009 to 2011, LIBOR was volatile in prior years, during which the spread between LIBOR and the prime lending rate widened, at times significantly. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if these rates increase significantly or become significantly volatile once again, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, in certain cases potential lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.

We selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

In the past eleven years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors is regularly informed of the status of our derivatives in order to assess that such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

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

We have a risk management policy and a risk committee to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a description of how our current interest rate swap arrangements have been impacted by recent events.

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

A significant amount of our 2011 revenues was derived from five customers and a significant amount of our 2010 revenues was derived from five customers, and our revenues could decrease significantly if we lost these customers.

In 2011, 14% of our revenues came from Petrobras, 10% of our revenues came from Flopec, 8% of our revenues from BP, 7% from STBL, and 6% from HMM, certain of which were also among our largest customers in 2010. Our inability or failure to continue to employ our vessels at rates comparable to those earned from these customers, the loss of these customers or our failure to charter these vessels otherwise in a reasonable period of time or at all could adversely affect our operations and performance. Although our customers generally include leading national, major and other independent oil companies and refiners, we are unable to assure you that future economic circumstances will not render one or more of such customers unable to pay us amounts that they owe us, or that these important customers will not decide to contract with our competitors or perform their shipping functions themselves.

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

We believe that we and our subsidiaries qualified for this exemption for 2011. There are, however, factual circumstances beyond our control that could cause us and our subsidiaries to be unable to obtain the benefit of this tax exemption in future years and thus to be subject to United States federal income tax on United States source shipping income. Due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries. See “Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2012 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2012 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

The charterers of our vessels pay us in U.S. dollars. While we incur most of our expenses in U.S. dollars, we have in the past incurred expenses in other currencies, most notably the Euro. In 2011, Euro expenses accounted for approximately 49% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of March 31, 2012, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 39% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

The Public Company Accounting Oversight Board (PCAOB) is currently unable to inspect the audit work and practices of auditors operating in Greece, including our auditor.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board (PCAOB) inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain EU countries do not permit the PCAOB to conduct inspections of accounting firms established and operating in EU countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike the shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such inspections.

Risks Related To Our Common Shares

Future sales of our common shares could cause the market price of our common shares to decline.

During 2010, we issued and sold an aggregate of almost 1.2 million common shares pursuant to an at-the-market offering, resulting in net proceeds of $19.7 million, and a further 7.6 million common shares in a follow-on offering raising an additional $85.1 million of net proceeds. Although there were no offerings in 2011, sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional common shares in the future and our shareholders may elect to sell large numbers of shares held by them from time to time. Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share, of which 46,208,737 common shares are outstanding as of March 31, 2012.

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

During 2011, we paid dividends totaling $0.60 per common share. In February 2012 we paid a quarterly dividend of $0.15 per common share. Subject to the limitations discussed below, we currently intend to continue to pay regular quarterly cash dividends on our common shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Any payment of cash dividends could slow our ability to renew and expand our fleet, and could cause delays in the completion of our current newbuilding program.

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

Our board of directors has adopted a shareholder rights plan that authorizes issuance to our existing shareholders of substantial preferred share rights and additional common shares if any third party acquires 15% or more of our outstanding common shares or announces its intent to commence a tender offer for at least 15% of our common shares, in each case, in a transaction that our board of directors has not approved. The existence of these rights would significantly increase the cost of acquiring control of our company without the support of our board of directors because, under these limited circumstances, all of our shareholders, other than the person or group that caused the rights to become exercisable, would become entitled to purchase our common shares at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that you will receive a premium for your common shares in an acquisition. See “Item 10. Additional Information Description of Capital Stock—Shareholder Rights Plan” for a description of our shareholder rights plan.

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

In addition, you should not assume that courts in the country in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Item 4.	Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007 it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 75 vessels and has sold 28 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5 Operating and Financial Review and Prospects.”

Business Overview

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services and, as of March 31, 2012, operated a fleet of 48 modern crude oil carriers and petroleum product tankers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes one 2007-built Liquefied Natural Gas (“LNG”) carrier. In addition to the vessels currently operating in our fleet as of March 31, 2012, we are building two DP2 shuttle suezmax tankers, which we expect to take delivery of in the first and second quarters of 2013 and have agreed, subject to final documentation, for the construction of a 162,000 cbm LNG carrier delivery in the first quarter of 2015. The resulting fleet (assuming no further sales or acquisitions) would comprise 51 vessels representing approximately 5.5 million dwt. We do, however, expect to sell two VLCC vessels, La Madrina and La Prudencia, in the second quarter of 2012 and the first quarter of 2013, respectively. We also have options to purchase two 158,000 dwt suezmax tanker newbuildings and an option to construct one additional 162,000 cbm LNG carrier. The first suezmax newbuilding would be delivered from a South Korean shipyard during the second quarter of 2012, the second newbuilding would be delivered in the first quarter of 2013 and the LNG carrier would be delivered in late 2015.

We believe that we have established a reputation as a safe, high quality, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract world-class energy producers charterers as customers and to our success in obtaining charter renewals generating strong fleet utilization.

Our fleet is managed by Tsakos Energy Management Limited, or Tsakos Energy Management, an affiliate company owned by our chief executive officer. Tsakos Energy Management, which performs its services exclusively for our benefit, provides us with strategic advisory, financial, accounting and back-office services, while subcontracting the commercial management of our business to Tsakos Shipping & Trading, S.A., or Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping manages vessel purchases and sales and identifies and negotiates charter opportunities for our fleet. Until June 30, 2010, Tsakos Shipping also provided technical and operational management for the majority of our vessels.

Since July 1, 2010, Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Shipmanagement S.A., or TCM. TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our vessels apart from the LNG carrier Neo Energy and VLCC Millennium which are both technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece and is staffed primarily with former Tsakos Shipping personnel, in addition to certain CSM executives. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 150 vessels and crewing services for an additional 200 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. We also expect to benefit from CSM’s significant crewing capabilities. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

Tsakos Shipping continues to provide commercial management services for our vessels, which include chartering, charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing.

As of March 31, 2012, our fleet consisted of the following 48 vessels:

Number of Vessels	Vessel Type

3	VLCC

10	Suezmax

8	Aframax

3	Aframax LR2

9	Panamax LR1

6	Handymax MR2

8	Handysize MR1

1	LNG carrier

Total 48

Twenty-one of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 5.1 million dwt, all of which is double-hulled. As of March 31, 2012, the average age of the tankers in our current operating fleet was 7.3 years, compared with the industry average of 8.2 years.

In addition to the vessels operating in our fleet as of March 31, 2012, we are building an additional two suezmax DP2 shuttle tankers and are entering into a contract for the construction of a LNG carrier, with delivery in the first quarter of 2015, together with an option to construct one additional LNG carrier. We expect delivery of two suezmax DP2 shuttle tankers in the first and second quarters of 2013 and the LNG carrier in the first quarter of 2015.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $3.5 billion, including investments of approximately $2.7 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize and handymax tankers, as well as one LNG carrier, allows us to better serve our customers’ international crude oil and petroleum product transportation needs. We have also committed a sizable part of our newbuilding and acquisition program to ice-class vessels. We have 21 ice-class vessels. Additionally, we entered the LNG market with the delivery of our LNG carrier in 2007. In addition, we have ordered two new suezmax DP2 shuttle tankers that are expected to be delivered in the first and second quarters of 2013, respectively, and are entering into a contract for the construction of an LNG carrier, with delivery in the first quarter of 2015, together with an option to construct one additional LNG carrier.

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

•

High-Quality, sophisticated clientele. For over 39 years, Tsakos entities have maintained relationships with and has achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Petrobras, FLOPEC, BP, ExxonMobil, Hyundai Merchant Marine, Houston Refining, Mansel Oil, Dorado, Shell and Stena are among the regular customers of Tsakos Energy Navigation, in particular.

•

Developing LNG platform. We believe we are well positioned to capitalize on rising demand for LNG sea transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate one LNG carrier and have agreed upon one newbuilding LNG carrier for delivery in the first quarter of 2015. In addition, we have an option to purchase an additional newbuilding LNG carrier for delivery in late 2015.

•

Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of TCM are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals. In addition, due to its anticipated size, we believe that TCM has the ability to spread costs over a larger vessel base than that previously of Tsakos Shipping, thereby capturing even greater economies of scale that may lead to additional cost savings for us.

As of March 31, 2012, our fleet consisted of the following 48 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1) (all double hull)
VLCC
1. Millennium	1998	301,171	1998	bareboat charter	September 2013
2. La Madrina	1994	299,700	2004	spot	—
3. La Prudencia	1993	298,900	2006	spot	—

SUEZMAX
1. Silia T	2002	164,286	2002	time charter	March 2015
2. Triathlon(2)	2002	164,445	2002	time charter	January 2014
3. Eurochampion 2004(2)	2005	164,608	2005	time charter	October 2012	ice-class 1C
4. Euronike(2)	2005	164,565	2005	time charter	September 2014	ice-class 1C
5. Archangel(2)	2006	163,216	2006	time charter	March 2014	ice-class 1A
6. Alaska(2)	2006	163,250	2006	time charter	September 2014	ice-class 1A
7. Arctic(2)	2007	163,216	2007	time charter	July 2012	ice-class 1A
8. Antarctic(2)	2007	163,216	2007	time charter	September 2012	ice-class 1A
9. Spyros K(3)	2011	157,740	2011	time charter	May 2022
10. Dimitris P(3)	2011	157,648	2011	time charter	August 2023

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1) (all double hull)

AFRAMAX
1. Proteas(2)	2006	117,055	2006	time charter	March 2013	ice-class 1A
2. Promitheas	2006	117,055	2006	spot	—	ice-class 1A
3. Propontis	2006	117,055	2006	spot	—	ice-class 1A
4. Izumo Princess	2007	105,374	2007	spot	—	DNA
5. Sakura Princess	2007	105,365	2007	spot	—	DNA
6. Maria Princess	2008	105,346	2008	time charter	July 2012	DNA
7. Nippon Princess	2008	105,392	2008	time charter	June 2012	DNA
8. Ise Princess	2009	105,361	2009	spot	—	DNA
9. Asahi Princess	2009	105,372	2009	spot	—	DNA
10. Sapporo Princess	2010	105,354	2010	spot	—	DNA
11. Uraga Princess	2010	105,344	2010	spot	—	DNA

PANAMAX
1. Andes(3)	2003	68,439	2003	time charter	November 2013
2. Maya(3)(4)	2003	68,439	2003	time charter	September 2012
3. Inca(3)(4)	2003	68,439	2003	time charter	May 2013
4. Selecao	2008	74,296	2008	time charter	August 2014
5. Socrates	2008	74,327	2008	time charter	July 2014
6. World Harmony(3)	2009	74,200	2010	time charter	April 2013
7. Chantal(3)	2009	74,329	2010	time charter	June 2013
8. Selini	2009	74,296	2010	pool	—
9. Salamina	2009	74,251	2010	pool	—

HANDYMAX
1. Artemis	2005	53,039	2006	time charter	November 2014	ice-class 1A
2. Afrodite(2)	2005	53,082	2006	time charter	January 2013	ice-class 1A
3. Ariadne(2)	2005	53,021	2006	time charter	September 2012	ice-class 1A
4. Aris	2005	53,107	2006	pool	—	ice-class 1A
5. Apollon(2)	2005	53,149	2006	time charter	January 2013	ice-class 1A
6. Ajax	2005	53,095	2006	pool	—	ice-class 1A

HANDYSIZE
1. Didimon	2005	37,432	2005	time charter	March 2014
2. Arion	2006	37,061	2006	pool	—	ice-class 1A
3. Delphi	2004	37,432	2006	time charter	November 2013
4. Amphitrite (formerly Antares)	2006	37,061	2006	pool	—	ice-class 1A
5. Andromeda	2007	37,061	2007	spot	—	ice-class 1A
6. Aegeas	2007	37,061	2007	time charter	October 2013	ice-class 1A
7. Byzantion	2007	37,275	2007	spot	—	ice-class 1B
8. Bosporos	2007	37,275	2007	spot	—	ice-class 1B

LNG
1. Neo Energy	2007	85,602	2007	time charter	March 2016	Membrane
Total Vessels	48	5,072,803

(1)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(2)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.

(3)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(4)	49% of the holding company of these vessels is held by a third party.

Our newbuildings under construction

On March 21, 2011, the Company ordered two suezmax DP2 shuttle tankers from Sungdong Shipbuilding in South Korea with expected delivery dates in the first and second quarters of 2013, respectively. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the Sungdong shipyard in South Korea in the design of the newbuildings and continues to work with the shipyard during the construction period. TCM provides supervisory personnel present during the construction.

Our newbuildings under construction as of March 31, 2012 consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Shuttle Tankers
1. Hull S7001	1st Quarter 2013	Sungdong Shipbuilding	157,000	$92.8
2. Hull S7002	2nd Quarter 2013	Sungdong Shipbuilding	157,000	$92.8
Total			314,000	$185.6

(1)	Including extra cost agreed as of March 31, 2012

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to 30% or 50% of the purchase price of each vessel during the period of its construction. As of March 31, 2012, we had made progress payments of $36.8 million out of the total purchase price of approximately $185.6 million for these newbuildings. Of the remaining amount, a further $55.2 million will be paid during 2012. As of March 31, 2012, we have secured bank financing for one of our two newbuilding vessels.

We are entering into a contract for the construction by Hyundai Heavy Industries of one 162,000 cbm LNG carrier. The vessel, which will be equipped with the latest tri-fuel diesel electric propulsion technology, will be scheduled for delivery in the first quarter of 2015. We also have an option for the construction of a second LNG carrier of the same specification, whose delivery would be scheduled for the fourth quarter 2015, if we exercise the option.

We have obtained options to acquire two 158,000 dwt suezmax newbuildings, the first of which would be expected to be delivered by a South Korean shipyard in this fiscal quarter, with the second newbuilding to be delivered in the first quarter of 2013. We would have a total of 14 suezmaxes in our fleet, if we acquire these vessels.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 75% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2011, 2010 and 2009 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2011	2010	2009
Time Charter—fixed rate	22%	19%	25%
Time Charter—variable rate	39%	45%	44%
Period Employment at variable rates	15%	19%	15%
Spot Voyage	25%	17%	16%
Total Net Earnings Days	16,929	16,436	16,631

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has 13 tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Columbia Shipmanagement. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. Seven vessels were sub-contracted to third-party ship managers during part or all of 2011.

The following chart illustrates the management of our fleet:

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. For 2012 monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or chartered out on a bareboat basis or under construction. The monthly fee for the LNG carrier, Neo Energy, will be $35,000 from April 2012. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $15.3 million in 2011, $13.8 million in 2010 and $13.0 million in 2009. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. We pay a chartering commission of 1.25% to Tsakos Shipping for every charter involving our vessels. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2011, 2010 and 2009 this commission was approximately 1% of the sale price of a vessel. The total amount we paid for these chartering and sale brokerage commissions was $5.5 million in 2011. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2011, $2.8 million has been charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels.

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	monitoring the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the construction of newbuildings and the loading and discharging of cargoes when necessary. Tsakos Shipping also participates in the monitoring of vessels’ operations that are under TCM management and TCM’s performance under the management contract.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Columbia Shipmanagement, or TCM, to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of our vessels. We benefit from the economies of scale of having our vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 67 operating vessels under management (including our 48 vessels) at March 31, 2012, with a further four to be delivered, two of which are vessels under construction for us, totaling approximately 6.6 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 120 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2011.

Customer	Year Ended December 31, 2011
Petrobras	14.4%
FLOPEC	10.3%
BP	7.6%
STBL	6.5%
HMM	5.7%
Houston Refineries	4.3%
Mansel	4.1%
Dorado	3.9%
Shell	3.7%
Stena	3.3%
Gazdefrance	2.8%
Clearlake	2.8%
Unipec	2.3%
Litasco	2.2%
Star	2.1%
TOR	1.8%
Standard	1.8%
Sun	1.7%
Citgo	1.7%

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses, certificates, and financial assurances with respect to our operations. We have obtained all permits, licenses, certificates and financial assurances material to the conduct of our current operations.

The heightened environmental and quality concerns of classification societies, insurance underwriters, regulators and charterers have led to the imposition of increased inspection and safety requirements on all vessels in the tanker market and the scrapping of older vessels throughout the industry has been accelerated.

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters.

On January 1, 2007 Annex I of the International Convention for the Prevention of Pollution from Ships (“MARPOL”) was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and to clarify the requirements for new and existing tankers.

Regulation 12A of MARPOL Annex I , came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010 and all ships for which shipbuilding contracts are placed on or after August 1, 2007.

Since January 1, 2011 a new chapter 8 of Annex I on the prevention of pollution during transfer of oil cargo between oil tankers at sea has applied to oil tankers of 150 gross tons and above. This requires any oil tanker involved in oil cargo ship-to-ship (STS) operations to (1) carry a plan, approved by its flag state administration, prescribing the conduct of STS operations and (2) comply with notification requirements. Also, effective January 1, 2011, Annex I was amended to clarify the long-standing requirements for on board management of oil residue (sludge) and, effective August 1, 2011, the use or carriage of certain heavy oils has been banned in the Antarctic area.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force in May 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas. The United States ratified the amendments in October 2008. In July 2011 the IMO adopted amendments to Annex VI to further reduce emissions from shipping by imposing mandatory technical and operational measures on new vessels of 400 gross tons or more. These requirements are expected to enter force on January 1, 2013. We have obtained International Air Pollution Prevention Certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force in September 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. Under the Anti-fouling Convention, exteriors of vessels must be either free of the prohibited compounds, or have had coatings applied that act as a barrier to the leaching of organotin compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-Fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

The Company’s liquefied natural gas (“LNG”) carrier is subject to IMO requirements for such vessels. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. We have obtained an IMO Certificate of Fitness for our LNG carrier.

Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. The Annex II regulations restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. Effective January 2007, revisions to the Annex II regulations include significantly lower levels for discharges of noxious liquid substances for vessels constructed on or after the effective date. These more stringent discharge levels apply to the Company’s LNG carrier.

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998 and which was further amended on July 1, 2010. The ISM Code requires shipowners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, decrease available insurance coverage for the affected vessels or result in a denial of access to, or detention in, some ports. All of our vessels are ISM Code certified. Tsakos Columbia Shipmanagement S.A. or TCM, our technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle.

We believe that under the current IMO regulations, the vessels of our existing fleet will be able to operate for substantially all of their respective economic lives. However, additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships, increase our costs, or have a material adverse effect on our operations.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 incorporates limits on the liability of responsible parties for a spill. Since July 31, 2009, liability in respect of a double-hulled tanker over 3,000 gross tons has been limited to the greater of $2,000 per gross ton or $17,088,000 (subject to periodic adjustment by the United States Coast Guard). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out by 2015. Currently, all of our fleet is of double-hull construction.

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Under OPA 90 regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPA 90 requires an owner or operator of a fleet of tankers only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90. We maintain, for each of our vessels, pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

The Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. If an insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Some organizations, including the major protection and indemnity organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

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

We have complied with all applicable Coast Guard and state regulations in the ports where our vessels call.

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations we are required to obtain a CWA permit to discharge ballast water and other wastewaters incidental to the normal operation of our vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. The U.S. Coast Guard and the EPA have entered into a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements. As a result, it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. The EPA has proposed a new draft VGP to replace the existing VGP when it expires in December 2013. We have obtained coverage under the VGP for all of our vessels operating within the territorial waters of the United States, and we do not believe that the costs associated with complying with the obligations of the VGP will have a material impact on our operations.

U.S. Clean Air Act: The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010 EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels entering U.S. ports or operating in U.S. waters, regardless of flag. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx), which will apply from 2016. Compliance with these standards may result in additional incurred costs to install control equipment on our vessels.

In March 2009, the United States and Canada requested the IMO to designate specific areas of their respective coastal waters (extending to 200 nautical miles offshore) as Emission Control Areas (“ECA”) under the Annex VI amendments. On March 26, 2010 the IMO designated the waters off North American coasts as an ECA, meaning that vessels entering the designated ECA must use compliant fuel when operating in the area. The North American ECA will be enforceable from August 1, 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed a 1.0% sulfur content, dropping to a 0.1% sulfur content in 2015. From 2016 NOx after-treatment requirements will also apply. In July 2011 the IMO established the U. S. Caribbean ECA in the waters of Puerto Rico and the U.S. Virgin Islands. The new ECA will become enforceable on January 1, 2014. California will require vessels operating within 24 nautical miles of its coast to use marine gas oil with a sulfur content of 1.0% or less, effective August 1, 2012. It is expected that the California fuel content regulations will be phased out in favor of the requirements of the North American ECA once it is in force. Compliance with the North American ECA, as well as any more stringent emissions requirements for marine diesel engines or port operations by vessels adopted by EPA or by the states could entail significant capital expenditures or otherwise increase the costs of our operations.

European Union Initiatives: In response to the 1999 oil spill from the tanker Erika, the European Union in September 2005 adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships

(irrespective of flag). Since April 1, 2007 Member States of the European Union have had to ensure that illegal discharges of polluting substances, participation in and incitement to carry out such discharges are penalized as criminal offences and that sanctions can be applied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than that applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. On November 23, 2005 the European Commission published its Third Maritime Safety Package, commonly referred to as the Erika III proposals, and two bills (dealing with the obligation of Member States to exchange information among themselves and to check that vessels comply with international rules, and with the allocation of responsibility in the case of accident) were adopted in March 2007. The Treaty of Lisbon entered into force on December 1, 2009 following ratification by all 27 European Union member states and identifies protection and improvement of the environment as an explicit objective of the European Union. The European Union adopted its Charter of Fundamental Rights at the same time, declaring high levels of environmental protection as a fundamental right of European Union citizens. Additionally, the 2002 sinking of the Prestige has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

The EU has ECAs in place in the Baltic Sea and the North Sea and English Channel within which use of fuel with a sulfur content in excess of 1.5% is not permitted. Operators must comply with the stricter limit of 1.0% imposed by revised MARPOL Annex VI, and the European Union is now in the process of aligning its limits with MARPOL. In addition, the EU Sulphur directive provides that from January 1, 2010 inland waterway vessels and ships that berth in EU ports cannot use marine fuels with a sulfur content exceeding 0.1% by mass. The prohibition applies to use in all equipment, including main and auxiliary engines and boilers. Some EU Member States also require vessels to record the times of any fuel-changeover operations in the ship’s logbook.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.99 million plus $977 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $139.1 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 30, 2012. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under

NISA, the U.S. Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations. On March 23, 2012, the Coast Guard adopted ballast water discharge standards, which set maximum acceptable limits for living organisms in ballast water discharge and established standards for ballast water management systems. The regulations will take effect on June 21, 2012, and will be phased in depending on a vessel’s ballast water tank size and its next drydocking date. The requirements of the Coast Guard regulations are consistent with those in EPA’s proposed VGP. In the absence of federal standards, some states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. We could incur additional costs to comply with the new Coast Guard regulations, the proposed VGP, or additional state ballast water management regulations.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 29, 2012, the BWM Convention has not been adopted by a sufficient number of states with sufficient tonnage to enter into force. However, the MEPC passed a resolution in March 2010 calling on those countries that have already ratified the BWM Convention to encourage the installation of ballast water management systems.

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

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. However, agreements were signed extending the deadline to decide on whether or not to extend the validity of the Kyoto Protocol, and requiring developed countries to raise the level of their emission reductions whilst helping developing countries to do the same. We believe there is pressure to include greenhouse gas emissions from shipping in any new treaty. In July 2011 MEPC adopted two new sets of mandatory requirements addressing greenhouse gas emissions from shipping. The Energy Efficiency Design Index establishes minimum energy efficiency levels per capacity mile and will apply to new vessels. Currently operating vessels must develop Ship Energy Efficiency Plans. These requirements will enter into force in January 2013 and could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms for limiting greenhouse gas emissions from ships, but it is impossible to predict with certainty the likelihood of adoption of such a standard or its potential impact on our operations. The European Union intends to expand its emissions trading scheme to vessels. In the United States, the EPA has issued a finding that greenhouse gas emissions endanger the public health and safety and adopted greenhouse gas emissions standards for certain mobile sources and large stationary sources. Although the mobile source emissions do not apply to greenhouse gas emissions from ships, the EPA is considering a petition from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to limit our operations or make significant financial expenditures that we cannot predict with certainty at this time.

Trading Restrictions: The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, directly provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. More recent charterer-party agreements relating to the Company’s vessels now preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Between January 1, 2011 and March 31, 2012, the Company’s vessels made nearly 2,500 port calls around the world, of which only six involved visits, under charterers’ instructions, to these countries ( a quarter of 1% of total calls). One call was to Iran in February 2011, three to Syria between January and April 2011, and two to Sudan between July and September 2011. There were no calls to Cuba. None of the vessels the Company owns or operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

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

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures its exposure, subject to customary deductibles, in the London, French, Norwegian and U.S. reinsurance markets. We were charged by Argosy aggregate premiums of $9.9 million in 2011. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers. Argosy reinsures most insurance it underwrites for us with various reinsurers. These reinsurers have a minimum credit rating of A.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. P&I clubs enter into reinsurance agreements with other P&I clubs and with third party underwriters as a method of preventing large losses in any year from being assessed directly against members of the P&I club. As of March 31, 2012, applicable P&I club rules provide each of its members with more than $4 billion of liability coverage except for pollution coverage which is limited to $1 billion.

World events have in the past led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. Although for 2011-2012, our P&I club insurance was renewed at an almost 2% reduction, it was renewed for 2012-2013 at an almost 2% increase. Our hull and machinery insurance premiums also decreased on average by almost 2% for 2011-12. During 2011, there were huge global catastrophe losses, including the earthquakes of New Zealand and Japan, tornadoes in the U.S., cyclones in Australia and floods in Thailand. However, although the resulting losses will eventually have to be paid for, it is expected that hull & machinery renewals for 2012-2013 will again be modest, partly due to reduced vessel values. “War risk” coverage for vessels operating in certain geographical areas has increased, but this type of coverage represents a relatively small portion of our total insurance premiums. P&I, hull and machinery and war risk insurance premiums are accounted for as part of operation expenses in our financial statements. Accordingly, any change in insurance premium rates directly impacts our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2012. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Afghanistan and Iraq, economic sanctions, including those with respect to Iran, and terrorist attacks such as those made against the United States in September 2001 and various international locations since then may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

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

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2012, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

General Market Overview—World Oil Demand / Supply and Trade (ICAP)

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

Following years of tracking one another, 2011 was the year the world’s major crude oil benchmarks parted company. WTI has historically traded at a slight premium to Brent representing its superior quality—however by the end of 2010 the former was trading at a discount of over $3/barrel. By early September 2011 this discount had increased to over $28/barrel. The change was brought about by a number of factors, including disruptions to North Sea production and the loss of Libyan output applying upward pressure on Brent prices, but the downward pressure of WTI was the main contributing factor as rising Canadian and North Dakotan oil production began to swell the tanks of the storage hub at Cushing, Oklahoma, combined with weak domestic demand. With few export options from the landlocked delivery point for NYMEX WTI futures contracts, prices came under pressure relative to the supply-constrained Brent and Brent-priced crudes. By year-end the discount had dropped to around $8/barrel following resurgent production from Libya and the news of the Seaway pipeline reversal, which will enable 150,000 bpd of crude to flow north-south from June 2012, having previously fed the Midwest refineries with crude from the US Gulf. However the forward market believes the historical relationship is some way from returning, with WTI continuing to trade at a discount to Brent out to 2016.

Despite supply disruptions arising from the Arab Spring, prices remained relatively stable throughout the year, with Brent trading between $93/barrel and $126/barrel, which tightened to between $100/barrel and $120/barrel following the initial shock from the Libyan uprising. WTI saw a wider range, with highs following Libya at $114/barrel and lows coinciding with the record discount to Brent at $75/barrel.

Following a continued weak global economic outlook as well as supply disruptions, OPEC played its part in trying to keep the market well supplied, helping to prevent oil prices from increasing during an economically sensitive time. Lost Libyan barrels (1.6m bpd of production with exports of 1.2m bpd before the uprising) were promptly replaced by Saudi Arabia, which increased production to above 10m bpd by some estimates towards the end of 2011, the highest in 30 years. Even as Libyan production returned (with recent suggestions implying the full 1.6m bpd levels will be online in the second half of 2012) Saudi Arabian production remained high, citing strong demand from Asian buyers and that the country is happy to continue to pump at similar levels if demand is there. OPEC then made its first formal change to its oil quota since slashing output in December 2008 in the wake of the global financial crisis, setting a new target of 30m bpd (including Iraq), an increase from 24.845m bpd (excluding Iraq, which produced an average of 2.67m bpd in 2011). The new target has no country-specific quotas, and is based on a slight reduction from actual output at the end of 2011.

According to the International Energy Agency (IEA), world oil supply averaged 88.45m bpd in 2011, up 1.12m bpd (+1.3%) from 2010. Nearly 90% of the increase came from OPEC, increasing production by 0.99m bpd (+2.8%), with the remaining 130,000 bpd (+0.2%) increase coming from non-OPEC sources. The larger OPEC increase lifted the group’s share of world oil production from 39.8% to 40.4%. OECD stocks fell by 55.7m bbl in 2011 to end the year at 2.61bn bbl, suggesting average effective additional supply of around 150,000 bpd. Stock levels finished 2011 lower than in July 2008 (2.63bn bbl) when oil prices were rising to above $147/bbl—however due to falling OECD demand the forward cover is around 57 days versus 53 days previously, implying stocks were not as low as the headline numbers suggests.

Supply problems have continued into 2012, with Syrian production subject to US and EU sanctions, although exports were negligible at around 150,000 bpd on production of around 380,000 bpd, the latter of which has now been cut to sub-250,000 bpd. Yemeni supply has dropped to almost zero following strikes and political issues, whilst disagreements over transit fees between the recently split Sudan and South Sudan has shut in around 300,000 bpd of production. The North Sea continues to see production problems and Iraq perennially under performs on the increased production the country promises – however increasing export facilities beginning to come on stream now (five single-point moorings, each capable of loading at 850,000 bpd) should ease the infrastructure constraints. The largest wildcard remains Iran, with the EU passing sanctions against the country in January to begin in July (to allow time for EU buyers to source alternative supplies), only then for Iran to pre-empt the ban by halting exports to some European countries. The EU had previously imported around 500,000 bpd of Iranian production, and with the US applying pressure to Asian buyers, Iran’s export options look set to diminish further as the year goes on. Once again Saudi Arabia has repeatedly said it will make up for a short-fall, and is able to increase production to 11.4-11.8m bpd within a number of days, and reach its full capacity of 12.5m bpd within 90 days. However with Saudi Arabia the only significant holder of spare production capacity, any further production increase leaves global oil supply increasingly vulnerable to a new supply disruption, potentially sending prices upwards and destroying demand. Production gains are expected in 2012 from Brazil, Canada and the US, Angola and Iraq, all of which will be of vital importance if Saudi Arabia does begin to increase production to offset the falling Iranian exports.

The latest (March) Oil Market Report from the IEA estimates global oil demand increased by 760,000 bpd in 2011 (+0.9%), a significant slowdown from the 2010/2009 increase of 2.75m bpd (+3.2%) as the global economy continued to stall. Non-OECD demand was estimated to have increased by 1.30m bpd (+3.1%), led by China and the Former Soviet Union, increasing by 440,000 bpd (+4.9%) and 230,000 bpd (+5.2%) respectively. Africa was the only non-OECD region to post a decline, down 50,000 bpd (-1.5%). OECD demand contracted by 530,000 bpd (-1.1%), with OECD Europe falling by 310,000 bpd (-2.1%) and OECD North America down by 260,000 bpd (-1.1%)—the loss in the West was tempered by a slight gain of 40,000 bpd (+0.5%) in OECD Pacific. The difference between the initial IEA forecast for 2011 demand growth of +1.35m bpd back in July 2010 and the latest estimate is a stark reminder of the sensitivity of oil demand to the global economy.

The current estimate for demand growth in 2012 is an increase of 820,000 bpd (+0.9%), which itself has been lowered from a forecasted increase of 1.61m bpd made in August 2011. OECD demand is set to fall by 390,000 bpd (-0.9%), with 330,000 bpd (-2.3%) expected to be removed from OECD Europe and 120,000 bpd (-0.5%) from OECD North America, whilst OECD Pacific should once again offset a fraction of these declines increasing by 60,000 bpd (+0.8%). China, other Asia (including India) and Africa are set to lead the 1.21m bpd (+2.8%) non-OECD gains, increasing by 370,000 bpd (+3.9%), 250,000 bpd (+2.3%) and 170,000 bpd (+5.1%) respectively. However one important caveat hangs over the current estimate: it assumes global GDP growth of 3.3%, but the IEA warns if this drops to 2.6%, effective oil demand growth would drop to zero.

The weak state of the global economy as well as supply disruptions—both limiting demand growth through uncertainty and higher prices—filtered through to imply a reduced increase in trade volumes in 2011. In China, crude oil imports were up year-on-year, however only by 260,000 bpd (+5.4%), from 4.8m bpd in 2010 to 5.1m bpd in 2011. This was the lowest increase since 2005/2004, with the interim years posting gains of between 9% and 18%. Further examining the data shows this small increase had an even smaller effect on trade. Normally the increase in Chinese crude oil imports is reflected in a similar percentage increase in tonne-mile demand, however despite the 5.4% growth in imports, Chinese tonne-mile demand only managed to increase by 1.1% to 1.71 trillion. There are a number of reasons as to why tonne-mile demand growth associated to China floundered in 2011. The supply disruptions in the Atlantic basin drove up the price of Brent and related crudes versus Dubai, discouraging long-haul imports from West Africa. In turn the increased Saudi Arabian production provided a more plentiful supply closer to market, damping any increase in tonne-mile demand. West African exports to China were down 140,000 bpd (-14.6%), whilst Middle Eastern exports were up 340,000 bpd (+15.1%). Furthermore, exports from North Africa, encompassing Libya, were down 80,000 bpd (-40.7%) due to falling supply stemming from the uprising. Further downside to shipping was seen through rising Russian volumes, increasing by 70,000 bpd (+21.2%), mostly due to the new Chinese spur from the Eastern Siberia-Pacific Ocean (ESPO) pipeline commencing operations. The Russian increase accounted for nearly 25% of China’s year-on-year increase. A 12.6% increase in supply from the Americas helped ensure there was at least some positive tonne-mile demand effect.

In the US, crude oil imports were down 290,000 bpd (-3.1%) as increasing domestic production, falling demand and a policy of reducing dependence on foreign oil took its toll. Imports from West Africa fell by

280,000 bpd (-17.5%) due to falling refinery utilization on the US Atlantic Coast due to rising West African crude prices on the back of the Libyan outage and the falling domestic demand. The Libyan outage itself reduced imports from North Africa by 190,000 bpd (-49.9%). Although imports from the Middle East actually increased by 180,000 bpd (+10.6%) as Saudi Arabia increased production, the 220,000 bpd increase (+11.0%) in imports from Canada to 2.19m bpd, equating to 24.5% of total US imports, meant US tonne-mile demand fell by 3.4% to 1.86 trillion, having peaked at 2.35 trillion in 2004. In fact in Q1 2011 Chinese tonne-mile demand was higher than that of the US, despite imports of 5.19m bpd and 8.69m bpd that quarter respectively—which highlights the importance of supply source as well as volume. Whilst the US spent the remainder of the year ahead of China, the gap is narrowing once more. With Chinese and US demand forecast to increase by 3.9% and fall by 0.5% respectively, China becoming the most influential economy on the crude tanker market is not far off.

The forecast 4.0% increase in Chinese demand for 2012 should lead to a larger increase in tonne-mile demand due to increasing West African and returning Libyan production reducing the premium of Brent-priced crudes, encouraging an increase in West Africa-loading voyages for Asian discharge. This should offset the likely continued decline from US tonne-miles due to increasing domestic and Canadian production and weaker demand.

Supply from Iran remains a wildcard, with 500,000 bpd of Middle East to Europe volumes being removed through to July and Asian buyers reducing imports or under pressure from the US to do so, trade has the potential to change significantly. If Saudi Arabia continues to replace production, little may change, however whilst their spare capacity could cover all Iranian exports, it would leave the market with little spare capacity, which would inevitably keep a premium on oil prices, potentially damaging demand. If Saudi Arabia does not meet the shortfall created by the Iranian sanctions there would likely be a scramble for West African and other Middle Eastern barrels, both of which could either shorten or lengthen the average voyage—however what would be certain is it would push up prices, likely damaging demand in an already uncertain economy.

The use of crude oil tankers for floating storage declined in 2011 to become an insignificant employer of the global fleet. Whilst a number of Iranian-owned tankers remained under-employed due to difficulty in trading with Iran, the remainder of the fleet only saw up to a maximum of seven VLCCs employed in floating storage, along with some Suezmaxes. In previous years the number of VLCCs storing (excluding Iranian tonnage) had reached as high as 50 vessels (2009), providing significant support to the supply/demand balance. The Iranian-owned fleet across all crude sectors currently accounts for around 2% of the global fleet (by number).

The crude oil market remains in steep backwardation (where future prices trade at a discount to prompt prices), a scenario which does not lend itself to storing crude oil at sea (contango, whereby the prompt price trades at a discount to future prices, enables traders, oil companies and banks to buy the prompt cargoes, store at sea, and sell forward the higher priced future contracts to lock in a profit). The backwardation in the market is partly caused by the supply disruptions and, albeit small, growing demand. Unless the oil market returns to contango, large-scale use of tankers for floating storage remains unlikely. One scenario under which contango could return would be another global recession, weakening oil demand and sending prompt prices lower, with anticipation of returning demand holding up future prices, exactly what happened in 2008/9—however any benefit to the tanker market through increased floating storage would likely be more than offset by a decline in trade volumes following that recession.

The oil product market is also in backwardation, which has led to a gentle decline in oil product tankers storing refined products at sea. Following a peak of 100+ vessels (all sizes) storing approximately 12m tonnes of refined products in late 2009 and early 2010, it is now estimated only a handful, primarily older vessels, continue to store—mostly for strategic reasons off West Africa.

For the product tanker market, imports of gasoline, gasoil/diesel, jet fuel/kerosene and fuel oil into the US fell by 190,000 bpd (-12.2%)—the largest decline since 2008—from 1.57m bpd in 2010 to 1.38m bpd in 2011. However increasing export volumes, fed by weak domestic demand and high utilization rates for US Gulf refineries (due to relatively cheap WTI crude, unlike the Atlantic Coast refineries which are more dependent on Brent-priced crude), meant the US is now a net exporter for the combined major oil products. Exports increased by 430,000 bpd (+29.5%) to 1.87m bpd, led by an increase of 183,000 bpd (+61.9%) in gasoline exports. Gasoline remains the only product for which the US continues to be a net importer. Much of the gasoline exports were destined for Central and South America, especially Brazil, which had a poor sugarcane harvest and so ethanol production, a key transportation fuel component, was disrupted. The gasoil/diesel exports contributed more to tonne mile demand with around half shipped to Europe, with the remainder staying within the Americas.

Imports of the four main oil products into OECD Europe remained broadly flat for the third consecutive year at 2.19m bpd, up just 1.4%. Gasoline imports contributed the largest increase at 26.9%, but it still only makes up 10% of total OECD Europe imports. Gasoil/diesel, the largest component of product imports with 45% of the total, decreased by 5.5%, however imports of gasoil/diesel from the US surged by 80%. In China, despite continued refinery expansion, the country remained a net importer of oil products in 2011 which is likely to continue for some years yet. However continued mismatch between refinery output and consumer demand allows for some cross-trading, primarily intra-Asia.

World Tanker Fleet

Growth in the VLCC fleet was 8.0% in 2011, significantly higher than the past five years (2006-2010 inclusive averaged 2.1%), led by a high number of deliveries and a reduced number of removals. 63 vessels were delivered from shipyards, however this was down from the 83 scheduled for delivery at the start of the year, implying a slippage rate of 24%. Following the removal of 21 vessels from trading, net fleet additions were 42 vessels. In comparison 2009 and 2010 saw net deliveries of 14 and 13 respectively—whilst deliveries were relatively high at 53 and 54 vessels respectively, this was tempered by the removal of 39 and 41 vessels in each year—a combination of scrapping, permanent storage employment and conversion to offshore and dry cargo vessels. Whilst all three exit routes continued in 2011, reduced requirement for further permanent storage (primarily off Singapore) and fewer candidates for dry cargo conversion (plus strong fleet growth in the largest dry cargo vessel sector, for which the converted VLCCs would be joining) played a role in the falling removals. The orderbook at the start of 2012 for deliveries in the year ahead was 71 vessels, however it is expected that a number of these will not deliver on time.

Suezmax fleet growth registered 7.8% in 2011, with 44 deliveries and 12 removals. 22 of the 66 vessels scheduled for delivery at the start of the year slipped into later years. Whilst fleet growth was high with net deliveries of 32 vessels, it came in under the 9.7% seen in 2009 (net deliveries of 35 vessels). However 2009 had the support of floating storage for clean petroleum products, which saw a number of newbuilding Suezmaxes load gasoil/diesel in the Far East to then proceed to store off Europe for a number of months, effectively slowing the rate of deliveries from the shipyards. Whilst gasoil/diesel shipments east/west on newbuildings continue, they are now purely repositioning voyages with no storage element, meaning the strong fleet growth was felt more acutely in 2011. In comparison, fleet growth in 2010 was 4.3%, with 36 vessels delivered and 19 removed, however in reality, the high fleet growth of 2009 was somewhat smoothed into 2010 as vessels delivered in the former which then stored off Europe redelivered their cargo and began trading in the latter. At the start of 2012 there were 62 vessels scheduled for delivery in the coming year, however with slippage averaging 34% over the previous three years, a significant number of these will likely be delayed.

Fleet growth for the Aframax sector was just 3.7% in 2011, the lowest since 2002. 59 vessels were delivered from shipyards, down 16 from the 75 listed, implying 21% slippage, whilst 26 were removed from the fleet, giving net deliveries of 33 vessels. This is significantly down from the highs of 2009, which saw net deliveries of 75 vessels (96 deliveries and 21 removals), and 40 in 2010 (70 deliveries and 30 removals). Just 64 vessels were listed for 2012 delivery at the start of the year—with some slippage, the number of deliveries could be the lowest in a number of years.

The number of deliveries in the Panamax sector continues to fall year-on-year, the sixth year of declines, with just 27 vessels added to the fleet in 2011, down 25% on the 36 listed at the start of 2011. However with only six vessels removed in 2011, net deliveries of 21 vessels was the highest since 2008 (net deliveries of 27 vessels), giving fleet growth of 5.3%. There were 32 vessels listed for 2012 delivery at the start of the year, if historical slippage continues a seventh year of falling deliveries is possible, but a stronger showing on removals will be needed to slow the fleet growth.

The MR products tanker sector (45,000 dwt—55,000 dwt) saw its lowest fleet growth in ten years in 2011, despite just two removals. The 68 vessels delivered from the 103 listed (34% slippage), giving net deliveries of 66 vessels meant fleet growth of 7.5%, a marked decline from the highs seen in 2008 and 2009 at 20.8% and 17.2%. The modern fleet means fleet growth is much more sensitive to deliveries as there is a relatively small number of candidates for removal (although as the years progress this stock will increase), and with 73 listed for delivery in 2012, after slippage, fleet growth looks set to slow further. For the smaller Handy product tanker sector (27,000 dwt—45,000 dwt) fleet growth once again came in negative, just, at -0.1% following 28 deliveries from 37 originally listed (24% slippage), with 29 removals—this follows a decline of 2.3% in 2010. The orderbook for 2012 is just 20 vessels and with an aging fleet removals should continue to outpace deliveries, seeing the fleet size reduce further.

Newbuildings

Newbuilding Tanker Prices (South Korea)
	Jan-03	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12
VLCC	$65.5m	$79.0m	$120.0m	$122.0m	$130.0m	$146.0m	n/a	$100.0m	$105.0m	$100.0m
Suezmax	$45.0m	$53.0m	$ 74.0m	$ 73.0m	$ 80.5m	$ 86.0m	n/a	$ 60.0m	$ 65.0m	$ 62.0m
Aframax (Uncoated)	$36.0m	$44.5m	$ 62.5m	$ 61.0m	$ 65.5m	$ 72.0m	n/a	$ 51.0m	$ 57.0m	$ 52.0m
47k dwt (Epoxy Coated)	$28.0m	$34.0m	$ 41.0m	$ 43.5m	$ 47.0m	$ 51.0m	n/a	$ 32.0m	$ 37.0m	$ 34.5m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets

Following the 52 VLCC orders seen in 2010, just 14 were placed in 2011 as oversupply in the existing fleet and continued finance constraints kept owners away from the shipyards. Of the 14, Chinese yards received 10 of the orders, with South Korea the remainder. As well as prices being lower, another reason for the strong showing in China was because South Korea has been actively seeking higher value orders, especially in the gas and offshore sectors as it looks to secure business at a time of excess yard capacity. Japanese yards continue to be priced out due to the strong yen. Prices softened slightly through the year as orders failed to materialize, moving from $105m in January 2011 to $100m by the year-end.

After the strong contracting of 2010 with 57 orders, 2011 saw a similar decline to the Suezmaxes, with orders totaling just 18 vessels. Of these, 12 were specialist shuttle tankers, reflecting the potential future shortfall in vessels able to serve the growing offshore oil industry. Whilst these 12 shuttle tankers could trade in the international market, the majority have been ordered against long-term time charters and it is unlikely they will affect the trading fleet, therefore effective orders totaled just six vessels for 2011. Prices remained flat around $62m from February 2011 to January 2012, down from $68m in 2010, from when prices were pushed higher on the heavy ordering activity that year. The shuttle tanker orders were priced between $95 and $105m, reflecting their superior specification. Five of the six conventional Suezmaxes were ordered at Chinese yards, whilst the remainder, and all the shuttle tankers, were ordered at South Korean yards.

Just 11 orders were placed for Aframax vessels during 2011, however only eight have been ordered for international trading due to one order being a shuttle tanker and two ordered by a US major for domestic trading (at a cost of $200m—the US Jones Act stipulates tankers that will trade port-to-port in the US must be US built, flagged and crewed. The price highlights the huge gulf in costs between Far Eastern shipyards and western shipyards, however the vessels are likely to have been ordered to a very high specification relative to a standard conventional Aframax). The shuttle tanker and three conventional vessels have been ordered at South Korean shipyards, one at a Chinese shipyard and four in Japan. Similarly to other sectors, prices softened through the year as ordering remain subdued, falling from $57m in January 2011 to $52m a year later.

There was a strong showing of contracting in the MR product tanker sector, with 55 orders placed, primarily in South Korean shipyards. The sector has often been selected as the one with the best prospects going forward, and this has not been ignored as owners try to order at the bottom of the cycle. Prices held up throughout the year, fluctuating between $36m and $37m.

Shipyard capacity continues to exceed demand, suggesting downward pressure on prices, however yards appear to have little room to adjust prices further due to the high-cost (raw materials and labor) environment. This has the benefit of slowing ordering, however yards eventually may drop prices below breakeven (if they are not already) in order to ensure cash flow. Once a sustained freight rate recovery is underway, prices look likely to increase as ordering activity picks up ahead of a new cycle, however with a number of owners struggling financially, the orders will come from fewer owners, which may keep any price increases relatively small.

Second-hand Prices

5-Year Old Tanker Prices
	Jan-03	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12
VLCC	$60.0m	$72.0m	$110.0m	$120.0m	$117.0m	$138.0m	n/a	$77.0m	$80.0m	$55.0m
Suezmax	$42.5m	$49.5m	$ 75.0m	$ 76.0m	$ 80.0m	$ 96.0m	n/a	$55.0m	$56.0m	$43.0m
Aframax (Uncoated)	$34.0m	$39.0m	$ 59.0m	$ 65.0m	$ 65.0m	$ 73.0m	n/a	$39.0m	$41.0m	$32.0m
47k dwt (Epoxy Coated)	$23.0m	$30.0m	$ 40.0m	$ 47.0m	$ 47.0m	$ 52.0m	n/a	$24.5m	$26.0m	$25.5m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets.

Second-hand prices for the larger crude tankers were holding up relatively well during the first half of 2011 following the rebound and subsequent decline in 2010, however by the second half of 2011, prices succumbed to the continued weak market, with a number of large owners beginning to offload their older vessels, which had a knock-on effect on the younger second-hand tonnage. 5-year old VLCCs dropped from $80m in July 2011 to $55m by November 2011, with 5-year old Suezmaxes dropping from $52m to $43m over the same period. 5-year old Aframax prices have been in a slow continuous decline from a peak in Q4 2010 at $45m to $32m by the start of 2012. MR product tankers saw prices for 5-year old vessels rise from $26m in January 2011 to $30.5m by early summer, reflecting strong interest in the prospects for the sector, however the remainder of the year saw prices edge back down to $25m as interest switched to newbuilding ordering for MRs with economical engines.

Vessel earnings

Following the increase in 2010 from the lows of 2009, freight rates quickly reversed in 2011, with all three crude tanker sectors recording their lowest annual averages in the modern era. Continued uncertainty in the global economy, strong fleet growth and no support from floating storage, as well as geopolitical events dampening tonne-mile demand growth were all part of the cause. The MR product tanker market broke the trend and saw rates remain broadly flat year-on-year, as increasing volumes on growing routes, such as exports out of the US and imports into Brazil and Africa helped absorb some of the over-supply, further supported by falling fleet growth. Although headline numbers were generally weak, this reflects vessels steaming at 14.5kts, the historical standard, when in reality, the high cost of bunker fuel and weak market have led owners to slow-steam. This has the benefit of reducing bunker fuel consumption and so saving costs, but it also tightens the supply/demand balance as vessels take longer to complete a voyage, buoying rates. Once slow-steaming is factored in, the decline in rates from 2010 levels are less dramatic, but nonetheless still weak.

VLCC

Benchmark VLCC spot earnings had a relatively strong start to 2011, posting an average of nearly $23,000/day in Q1, higher than Q4 2010—however Q1 and Q4 are typically the strongest (due to the northern hemisphere winter when shipping demand tends to increase)—and given Q1 2011 was down on the $55,000/day seen in Q1 2010 and $44,500 seen in Q1 2009, the outlook for the year was possibly set early on. Continued downward revisions to 2011 demand estimates due to the global economic uncertainty, the loss of Libyan output altering tonne-mile demand into China, and the heavy delivery schedule took their toll into Q2 and Q3, with rates averaging just $9,500/day and $1,500/day respectively, with long-periods of negative earnings, whereby freight rates did not completely cover bunker fuel costs (assuming normal speeding) and port costs. By Q4, traditionally the strongest quarter, only a very lackluster rebound ensued, seeing rates average $11,000/day as the full force of the 8.0% fleet growth and no support from floating storage (as seen in previous years) was felt, bringing the annual average to $11,000/day, enough to cover daily operating costs (crewing, communications, maintenance and so on), but not enough to cover finance costs. The first part of 2012 has seen rates continue to increase from Q4 2011, helped by continued momentum in removals carried over from 2011, however the average for Q1 2012 is currently lower than that of Q1 2011, suggesting the removals will need to continue at pace to ensure a recovery in freight rates.

Suezmax

The Suezmax composite (basis 70% of the West Africa/USAC rate and 30% of the Black Sea/Med. rate, reflecting the fixture split) slid from Q4 2010 into Q1 2011 at $23,000/day and $19,000/day respectively. Turkish straits delays, typically a support for the Suezmaxes and Aframaxes trading in the Black Sea and Med. saw their typical spike (vessels over 200m in length cannot transit the strait during darkness, therefore in wintertime, with fewer daylight hours, delays build up either side), however the loose supply/demand balance meant this had a dampened effect on rates. As with the VLCCs, Q2 and Q3 weakened further, with rates at $8,500/day and $3,500/day, with a particularly weak showing from the Black Sea/Med. market, before picking up on winter demand to $16,000/day in Q4 2011. Further upside was prevented from the declining volumes of West African crude exported to the US Atlantic Coast as a number of refineries began to shut down due to poor refining economics with high Brent prices. The annual average was therefore $11,000/day, under half the previous year. Despite falling volumes into the US from West Africa, the Q1 2012 average is currently around the level of a year ago at $19,000/day, however going forward, as well as further refinery shutdowns already announced, Russia looks set to continue to divert crude oil from its export terminals in the Black Sea to the Baltic as it starts up its new Baltic Pipeline System (BPS-2), further cutting Suezmax supply volumes. It is therefore expected the Suezmaxes will be forced to trade on an increasing number of alternative routes, predominantly West Africa to the Far East.

Aframax

The Aframax composite (a straight average of six worldwide voyages) saw Q1 2011 continue where Q4 2010 left off, with rates averaging $13,000/day and $13,500/day respectively. By far the best performer was Aframaxes lifting 100,000t from the Baltic to NW Europe, due to ice restrictions, helping increase the average significantly. By Q2 and Q3, with the ice no longer a support, and a similarly poor Black Sea/Med. market as seen by the Suezmaxes, the widespread weak rates across the sector were revealed in the Aframax composite, averaging $7,000/day and $3,500/day respectively. Q4 managed a slight increase to $8,500/day, with cross-Med. Aframaxes the best performer, although by no large margin as seen by the Baltic/NW Europe voyage in Q1 2011. The annual average for 2011 was therefore just $8,000/day, a 50% decline on 2010. The current average for Q1 2012 is marginally up on Q4 2011, but significantly down on Q1 2011 at $10,000/day, primarily due to the ice season being far less severe this winter compared with previous years.

MR

The MR composite (a straight average of six worldwide voyages) has seen freight rates remain broadly flat in 2010 and 2011, and this is replicated within the quarters, with the range of quarterly earnings between Q1 2010 and Q4 2011 remaining between $9,500/day and $12,500/day. The cross-Med. voyage continued to be the most lucrative, helping lift the average slightly—however Q3 freight rates were relatively weak due to a shortage of Libyan exports and an inability to import into the country due to the unrest. The Q3 average was further dampened by falling gasoline imports into the US, lowering freight rates on the NW Europe to US Atlantic Coast voyage. This combined effect saw Q3 2011 record the lowest quarterly earnings for the MR composite since 2009. The annual average for 2011 was just shy of $11,500/day—$100 or so lower than 2010. The current average for Q1 2012 continues to fall within the recent range at just over $10,000/day.

LNG market

The natural gas market has remained in the spotlight over the past year, with continued production growth from shale gas in North America, which has kept prices low and encouraged duel-fire power stations to switch from expensive fuel oil and end-consumers to switch to more natural gas consumption where possible. The devastating earthquake and tsunami off Japan in March 2011 further increased demand for natural gas, as well as coal, fuel oil and crude oil, as the country looks to lower its dependence on nuclear power.

The abundant supply of shale gas (although much of it is not in production) and the relatively low emissions in comparison to other fossil fuels (despite questions over the environmental impact of extraction of shale gas) suggests natural gas has a significant role to play meeting future global energy needs, with demand set to grow from 300 billion cubic feet per day (Bcf/day) in 2010 to almost 470 Bcf/day by 2030.

This potential demand growth has led to strong investment in the LNG infrastructure to cater for the inevitable trade growth, with new liquefaction and re-gasification plants as well as LNG vessels. 2009 and 2010 saw just two and 12 LNG vessel orders respectively, whereas in 2011 this had risen to 47, all placed at South Korean yards, which have been diversifying into higher value orders in the face of falling orders for tankers and dry cargo vessels.

Given the investment required in the LNG sector, and the relative complexity of the sector, the recent ordering has been confined to established shipowners, either with a history in the sector, or a large shipowner with experience in the tanker sector looking to diversify. The tanker sector has seen a number of new entrants on the orderbook looking to enter at the bottom of the market having seen the potential returns from historical freight rates. This perhaps puts the LNG sector at an advantage—keeping it within established traditional shipowners—however as with all shipping sectors it is paramount ordering is balanced to future demand to prevent over-ordering of capital-intense assets.

Company Overview

As of March 31, 2012, we operated a fleet of 48 modern double-hull tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters and one LNG carrier. Our current fleet consists of three VLCCs (of which two are expected to be sold within 2012), ten suezmaxes, eleven aframaxes, nine panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. We operate our tankers in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available tanker capacity have also had a strong impact on tanker charter markets over the past 20 years and especially in 2011.

Results from Operations—2011

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

The world economy remained in a weak and uncertain state throughout 2011, particularly in the West. The national debt and deficit problems of Europe coupled with the extreme austerity measures required in several countries, continued to cause considerable concern, further threatening global financial stability. In such an environment, expected demand for oil was inevitably affected negatively, the actual increase in global demand for oil in 2011 (740 thousand barrels per day) now reckoned to be about half of what was being forecast even in mid-2011. Demand in Europe and North America actually fell, but was compensated by increasing demand in non-OECD countries, primarily China and India. While demand for oil was stalling, the supply of crude-carrying vessels continued to increase substantially despite some slippage from originally forecast delivery numbers. In addition, the supply, distribution and distillation of oil suffered various disruptions throughout the world during 2011 including the consequences of the earthquake in Japan which impacted refinery operations, the closure of U.S. refineries on the Atlantic coast affecting imports from West Africa and the civil war in Libya and political strife elsewhere in the Middle East which dislocated production and exports. The mild winter in North America was also a factor in reducing oil consumption. Although there was some reduction in oil inventories it was not significant enough impact trade. Opportunities for storage at sea were also limited by the continued expectation that future oil prices would remain at a discount to prompt oil prices. As a result of all these factors, overall fleet utilization remained historically poor, freight rates for the crude carriers saw their lowest average levels for over a decade, exacerbated by high bunker (fuel) costs, and valuations of vessels fell substantially worsened by distress sales by financially troubled owners. Product carrier rates did not see such a dramatic fall due to a more favorable vessel supply situation. Although there was some modest improvement in certain classes and locations, in general they remained flat.

Our fleet achieved voyage revenues of $395.2 million in 2011, a decrease of 3.1% from $408.0 million in 2010. The average size of the fleet increased in 2011 to 47.8 from 46.1 in 2010, and fleet utilization decreased only from 97.6% to 97.1% over the same period. The decrease in revenue was primarily due to the decline in rates in a softer market caused by the oversupply of vessels mentioned above. The average daily time charter rate per vessel after deducting voyage expenses, decreased to $16,047 compared to $19,825 in 2010. Voyage expenses increased, despite a minor increase in operating days on voyages incurring such expenses, because of higher bunker (fuel) prices caused by rising oil prices. Operating expenses increased by 3.1% to $129.9 million, while average daily costs per vessel fell by 0.5% due to the acquisition of two new vessels and the disposal of two older ones. In addition, better pricing obtained by our new technical managers for purchases of spares, stores and lubricants and reduced crew costs derived from actions taken since 2009 and a stronger dollar which impacted primarily crew expenses.

Depreciation was $101.0 million in 2011 compared to $92.9 million in 2010 due to the disposal of vessels in the earlier part of 2011 offset by new additions in the latter part of the year. Management fees totaled $15.6 million for 2011 compared to $14.1 million for 2010, an increase of 10.3%, mainly due to an increase in monthly fees from January 1, 2011. General and administrative expenses were $4.3 million during 2011 compared to $3.6 million during 2010.

The net gain on the sale of two vessels in 2011 amounted to $5.0 million, compared to the sale of five vessels in 2010 with a net gain of $19.7 million. The Company incurred an impairment charge in 2011, relating to two VLCC vessels in the fleet, amounting to $39.4 million, compared to impairment charge on one vessel in 2010 amounting to $3.1 million. There was an operating loss of $37.7 million in 2011, including the impairment charge, compared to operating income of $80.7 million income in 2010, including the impairment charge. Interest and finance costs, net decreased by 14.1% in 2011 to $51.2 million, due mainly to positive valuation movements on non-hedging interest rate and $6.4 million cash received on bunker swaps. Net loss was $89.5 million compared to $19.8 million income in 2010. Diluted losses per share were $1.94 in 2011 based on 46.12 million diluted weighted average shares outstanding compared to diluted earnings per share of $0.50 in 2010 based on 39.60 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2011 were:

•	the delivery of the two suezmax tankers Spyros K and Dimitris P;

•	the order of the two DP2 suezmax shuttle tankers;

•	the sale of the aframax tankers Opal Queen and Vergina II;

•	the dry-docking of Archangel, Alaska, Promitheas, Proteas, Amphitrite, Andromeda and Arion for their mandatory special or intermediate survey;

•	the payment to our shareholders of dividends totaling $0.60 per common share with total cash paid out amounting to $27.7 million;

The Company operated the following types of vessels during, and at the end of 2011:

Vessel Type	LNG carrier	VLCC	Suezmax	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	3.0	9.1	11.7	9.0	6.0	8.0	47.8
Number of vessels at end of year	1.0	3.0	10.0	11.0	9.0	6.0	8.0	48.0
Dwt at end of year (in thousands)	86.0	900.0	1,626.0	1,194.0	651.0	318.0	298.0	5,073
Percentage of total fleet	1.7%	17.7%	32.1%	23.5%	12.8%	6.3%	5.9%	100.0%
Average age, in years, at end of year	4.9	16.8	5.5	3.7	4.9	6.5	5.5	7.0

We believe that the key factors which determined our financial performance in 2011, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of any upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by rising operating and fuel costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to reward our shareholders through a dividend policy;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2012 and into 2013. To these may be added:

•	a possible recovery in the product charter market during the year and for the crude charter market by the end of the year;

•

the securing of a high level of utilization for our vessels (as at March 31, 2012, 65% of the operational days available for 2012, and 48% for 2013, excluding expected new deliveries, have secured employment);

•	the appetite by oil majors to fix vessels on medium to long term charters at economic rates;

•	the delivery of the newbuilding suezmax shuttle tankers to be delivered in early 2013; and

•	the buildup of our cash reserves through operations, vessel sales and possibly equity issuance.

Considerable economic and political uncertainty remains in the world as we approach the second quarter of 2012. There are positive signs emanating from the U.S. in terms of the economy and growing confidence of sustainable recovery. Recent measures in Europe to stabilize the financial situation of certain countries have also provided some confidence that feared dangers (sovereign debt default, Eurozone collapse) are now under control, or at least policies and instruments exist to minimize any potential impact of those dangers. Many of the developing countries still have surging economies albeit with the occasional readjustment or correction in speed. Two significant dampers to expectations for the near future are increasing oil prices and potential conflict over Iran. The combination of rising demand for oil and supply limitations (including fear of future limitations) is leading to higher prices which will clearly lead to GDP growth inhibitions and therefore be detrimental to tanker demand. A conflict in the Arabian/Persian Gulf, while possibly resulting in a variation from current tanker trading routes which may or may not be beneficial for the tanker sector, will likely lead to higher oil prices.

We believe it likely, therefore, that 2012 will be another difficult year, but could well see further occasional spikes in rates as we have seen so far this year. There is reserved optimism for the tanker sector that in 2012 on average, if we do not at least see a rebound from the depths of the trough in terms of rates, at least the trough should not deepen as far as crude oil transportation is concerned. On the product trade there is increased optimism as the supply of new product carriers is considerably muted compared to the supply of crude tankers. In addition, new or upgraded refineries in the Middle East and Asia are forecast to lead to the expansion of new and longer trade routes for product carriers. In addition, LNG carriers will continue to enjoy an extremely lucrative year given the high demand for natural gas and limited number of liquefied natural gas carriers. A further related area which may enjoy respectable returns is in the off-shore support area, which would include storage and shuttle services to off-shore production units. The new fields off Brazil and West Africa are becoming increasingly attractive for development, especially in the light of supply constraints from existing sources and rising oil prices.

Subsequent Events

On January 17, 2012, the Company drew down $28.4 million, the available unused amount of an existing credit facility. On January 25, 2012, the Company announced a quarterly dividend of $0.15 per share, which was paid on February 14, 2012 to shareholders of record on February 9, 2012. On January 31, 2012, the Company agreed to the terms of a bank loan for an amount of $73.6 million relating to the financing of its first DP2 suezmax shuttle tanker, expected to be delivered in the first quarter of 2013.

We are entering into a contract for the construction by Hyundai Heavy Industries of one 162,000 cbm LNG carrier. The vessel, which will be equipped with the latest tri-fuel diesel electric propulsion technology, will be scheduled for delivery in the first quarter of 2015. We also have an option for the construction of a second LNG carrier of the same specification, whose delivery would be scheduled for the fourth quarter 2015, if we exercise the option.

We have obtained options to acquire two 158,000 dwt suezmax newbuildings, the first of which would be expected to be delivered by Sungdong Shipbuilding in South Korea in this fiscal quarter, with the second newbuilding to be delivered in the first quarter of 2013. We would have a total of 14 suezmaxes in our fleet, if we acquire these vessels.

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

Fifth are “pools”. At various stages during 2011, six of our vessels also operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to level the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of our vessels on a basis related to market rates for either spot or time charter. As of March 31, 2012, we have 35 of our 48 vessels on time charter or other form of period employment, resulting in at least 65% of the remaining days of 2012 and 48% of the available days of 2013 already being fixed.

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

The cooperation with Tsakos Shipping, who still provide the Company with chartering services, enables us to take advantage of the long-established relationships they have built with many of the world’s major oil companies and refiners over 39 years of existence and high quality commercial and technical service.

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

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Our significant accounting policies are described in Note 1 of the consolidated financial statements included elsewhere in this annual report. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

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

During the latter part 2011, the overcapacity in the crude tanker sector and the lack of viable alternative employment for the older VLCCs led to a further fall in the values and earnings capacity of two older VLCCs owned by the Company, La Prudencia and La Madrina. We determined that both vessels, at December 31, 2011, met the criteria to be classified as held for sale. Therefore, we revalued them at fair value less cost to sell. As a result, an impairment loss of $39.4 million was incurred. During the latter part of 2010, when the tanker market remained exceptionally weak despite seasonal expectations, it was apparent that overcapacity in tanker supply was having a profound impact on rates and that the aframax Vergina II would suffer from age discrimination for the remainder of its life (five years). Taking this into account, it was determined that the carrying value of the vessel was further impaired and an impairment loss of $3.1 million was incurred in 2010. At December 31, 2011, the market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $2.0 billion, compared to a total carrying value of $2.2 billion. While the future cash flow expected to be generated by all the vessels of the fleet, apart from La Prudencia and La Madrina, was comfortably in excess of their carrying value, there were 31 further vessels in our fleet that had an aggregate carrying value of $396.7 million in excess of their combined market value as determined at December 31, 2011. These vessels were:

•	VLCC: Millenium

•	Suezmax: Spyros K, Dimitris P

•	Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Sakura Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess

•	Panamax: Selecao, Socrates, World Harmony, Chantal, Selini, Salamina

•	Handymax: Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax

•	Handysize: Delphi, Amphitrite, Arion, Byzantion, Bosporos

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

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of any long-term bank loan with a fixed interest rate is estimated and compared to its carrying amount. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap and bunker swap agreements held by the Company are determined through Level 2 of the fair value hierarchy as defined in FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair values of impaired vessels are determined through Level 3 of the fair value hierarchy based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. During 2010, we sold the Decathlon while it was on time-charter and in order to fulfill our obligations under that time-charter we chartered the vessel back on market terms from the buyers for 103 days under its new name Nordic Passat. Another vessel was chartered-in during 2010 to cover for the product carrier Didimon while it was in dry-dock. As of December 31, 2011 and 2010, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. For 2012, monthly fees for operating vessels will be $27,500 per owned vessel and to $20,400 for chartered-in vessels or chartered out on a bareboat basis or vessels under construction. The monthly fee for the LNG carrier will be $35,000 from April 2012.

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

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. An impairment loss for an asset held for sale should be recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews it was determined in 2011, 2010 and 2009 that an impairment loss had been incurred with respect to the carrying values of two older vessels in 2011, one older vessel in 2010 and three older vessels in 2009.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2011, we received approximately $5.6 million in net proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurers, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Within the consolidated statements of cash flows therefore, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2011 versus year ended December 31, 2010

Voyage revenues

Voyage revenues earned in 2011 and 2010 per charter category were as follows:

	2011		2010
	$ million	% of total	$ million	% of total
Time charter-bareboat	9.3	2%	9.3	2%
Time charter-fixed rate	67.0	17%	69.8	17%
Time charter-variable rate (profit share)	123.4	32%	162.6	40%
Pool arrangement	23.6	6%	14.3	4%
Voyage charter-contract of affreightment	13.0	3%	45.3	11%
Voyage charter-spot market	158.9	40%	106.7	26%

Total voyage revenue	395.2	100%	408.0	100%

Revenue from vessels was $395.2 million during the year ended December 31, 2011 compared to $408.0 million during the year ended December 31, 2010, a 3.1% decrease. There was an average of 47.8 vessels in 2011 compared to an average of 46.1 in 2010. During the course of 2011, two tankers were sold and two tankers were acquired. Based on the total days that the vessels were actually employed as a percentage that we owned or controlled the vessels, the fleet had 97.1% employment compared to 97.6% in the previous year, the lost time being mainly off-hire of the two VLCC’s La Madrina and La Prudencia, and due to dry-docking activity. In 2011, seven vessels undertook dry-docking and another seven vessels undertook dry-dock in 2010 (discussed further below).

Due to poorer market conditions in 2011 as a result primarily of excess capacity within the tanker sector, the increased bunker prices by 38%, coupled with the fact that we had more vessels on spot in 2011, the average time charter equivalent rate per vessel achieved for the year 2011 was $16,047 per day compared to $19,825 per day for the previous year. Only the smaller Handysize and Handymax tankers saw marginally better rates in 2011 than in 2010. Panamax tankers, which were under fixed employment throughout the year achieved lower TCE by 12%, compared to 2010, still earning more than the TCE that they would achieve trading in the spot market. Aframax tankers were trading on spot for more than half their available days in the year achieving a TCE 34% lower than in 2010. Suezmax rates achieved were 17% less on average in 2011 than in 2010. Suezmaxes were under profit sharing arrangements for most of their available days in both years earning only the minimum in 2011. The two VLCCs La Madrina and La Prudencia after a long period of profitable fixed employment were trading on spot, earning substantially lower TCE compared to 2010, due to high bunker prices. The third VLCC Millennium is under bareboat charter for both years. The LNG carrier was under time charter during 2011 and 2010 achieving a TCE below the breakeven levels.

Commissions

Commissions during 2011 amounted to $14.3 million compared to $13.8 million in 2010, a 3.3% increase. Commissions were 3.6% of revenue from vessels in 2011 compared to 3.4% in 2010. The increase in commission charges relates to changes in employment on several vessels, where commission rates were higher, especially in vessels employed in the spot market.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2011	2010		2011	2010
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	91.5	54.5	67.9%	20,079	13,271	51.3%
Port and other expenses	35.7	31.3	14.1%	7,830	7,608	2.9%

Total voyage expenses	127.2	85.8	48.2%	27,909	20,879	33.7%

Days on spot and Contract of Affreightment (COA) employment				4,556	4,110	10.9%

Voyage expenses include all our costs, other than vessel operating expenses and commissions that are related to a voyage, including port charges, agents’ fees, canal dues and bunker (fuel) costs. Voyage expenses were $127.2 million during 2011 compared to $85.8 million during the prior year, a 48.2% increase. The total operating days on spot charter and contract of affreightment totaled 4,556 days in 2011 compared to 4,110 days in 2010. Although voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot, much of the increase can be partly explained by the average cost of bunkers (fuel) purchased for the fleet increasing by 38% from 2010 to 2011, contributing to a $37.0 million increase in the overall expenditure on bunkers between the two years.

Charter hire expense

There was no charter hire expense in 2011. In 2010, charter hire expense amounted to $1.9 million. The charter hire expense in 2010 related primarily to the vessel Decathlon, which was sold to a third-party, but immediately re-chartered at market rate in order that the vessel fulfill its obligations relating to the charter that the vessel was employed on at the time of sale.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2011	2010		2011	2010
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	76.4	74.1	3.2%	4,478	4,495	(0.4)%
Insurances	15.3	14.4	5.6%	891	873	2.1%
Repairs and maintenance, and spares	15.2	14.5	4.4%	888	883	0.6%
Stores	6.7	7.4	(9.4)%	391	447	(12.5)%
Lubricants	6.1	6.0	1.3%	358	366	(2.2)%
Quality and Safety	1.5	1.7	(8.3)%	91	102	(10.8)%
Other (taxes, registration fees, communications)	8.7	7.9	9.8%	509	481	5.8%

Total operating expenses	129.9	126.0	3.1%	7,606	7,647	(0.5)%

Earnings capacity days excluding vessel on bare-boat charter				17,066	16,471

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $129.9 million during 2011, compared to $126.0 million during 2010, an increase of 3.1%, primarily due to the increase in earnings capacity days by 3.6%. As a percentage of voyage revenues, vessel operating expenses were 32.9% in 2011 and 30.9% in 2010.

Operating expenses per ship per day for the fleet decreased to $7,606 for 2011 from $7,647 in 2010. This was mostly due to cost reduction efforts and disposal of older vessels. The creation of TCM in 2010 which took over the technical management of the fleet, and the cooperation which existed between Tsakos Shipping and Columbia Shipmanagement Ltd. prior to July 1, 2010, the formal start date of TCM, resulted in a purchasing power based on the combined fleets managed by Tsakos Shipping and Columbia. This provided considerable savings in the purchase of stores, spares and lubricants both in 2011 and 2010. Approximately 49% of operating expenses (26% of total costs) incurred are in Euro, mainly relating to vessel officers (losing approximately $2.6 million due to the weakening of the US dollar by 5% during 2011), and also to various parts, supplies and repairs acquired or undertaken in Euro zone countries. Despite a weakening of the US dollar against the Euro during 2011, which negatively affected costs, operating expenses per ship per day remained stable due to the cost reduction efforts by our technical managers.

Depreciation

Depreciation was $101.1 million during 2011 compared to $92.9 million during 2010, an increase of $8.2 million, or 8.8%. This was partly due to the addition of six vessels acquired in 2010, and two vessels in 2011. All those additions are high-value new vessels which contribute in the increase of depreciation expense. In 2010 five vessels were sold, but they had all been accounted for as held for sale from the end of 2009 and, therefore, had no impact on depreciation expense during 2010 and 2011. In addition, the aframax tanker Opal Queen bore no depreciation during 2011 as it was accounted as held for sale from the end of 2010.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2011, amortization of deferred dry-docking charges was $4.9 million compared to $4.6 million during 2010, an increase of 7.1%. The increase is due to the completion of six new dry-dockings within 2011. The relatively small increase in amortization given the number of vessels dry-docked in 2011, was due to younger and smaller vessels that underwent their first dry-dockings in 2011, the costs of which were lower than dry-dockings of older and larger vessels. The next dry-docking of these vessels would be in five years, and, therefore, the amortization would be spread over this extended period resulting in a relatively lower annual charge, whereas older vessels would be amortized over 30 months.

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

As a consequence, from January 1, 2010, monthly fees for owned operating vessels were $24,000 and for operating vessels chartered-in or chartered out on a bareboat basis or for vessels under construction, $17,700. From July 1, 2010, most of the fleet is managed by TCM, apart from four vessels which continued to be managed by Columbia Shipmanagement Ltd. until early 2011 and three by other third-party ship managers. Vessel monthly fees were increased to $27,000 for owned operating vessels or approximately $99 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company. The monthly fee relating chartered-in or chartered out on a bareboat basis or for vessels under construction increased to $20,000 and for the LNG carrier to $32,000. Management fees totaled $15.6 million during the year ended December 31, 2011, compared to $14.1 million for the year ended December 31, 2010, a 10.3% increase over the year ended December 31, 2010 due to increased management fees. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs. From January 1, 2012 monthly fees for operating vessels are $27,500 for vessels chartered out or on a bare-boat basis are $20,400 and from April 1, 2012 for the LNG carrier $35,000 of which $10,000 is paid to the Management company and $25,000 to a third party manager.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.3 million during 2011 compared to $3.6 million during 2010, an increase of 18.3%. The increase is mainly due to new XBRL reporting system installed, costs and travelling expenses incurred on various new projects that were evaluated during the year and increased directors fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the incentive award and stock compensation expense, together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,188 in 2011 compared to $1,144 in 2010, the increase being mainly due to increases in management fees, general and administrative expenses described above, offset partly by the lack of an incentive award in 2011, and decrease in the stock compensation expense described below.

Management incentive award

There was no management incentive award in 2011. An amount of $0.4 million was awarded to Tsakos Energy Management for 2010.

Stock compensation expense

The compensation expense in 2011 of $0.8 million represents the 2011 portion of the total amortization of the value of restricted share units (“RSUs”). In 2010, an amount of $1.1 million was amortized. At the beginning of 2011, there were 199,750 RSUs granted, but unvested. A further 12,000 RSUs were awarded in the year, none forfeited, with 127,250 grants vesting in the year. Almost half of the RSUs outstanding had been issued to staff of the commercial and technical managers who are considered as non-employees. In the case of RSUs issued to non-employees, amortization is based on the share price on vesting with quarterly adjustments until vesting. As the average share price in 2011 was lower than in 2010, the amortization charge per outstanding RSU fell accordingly. Furthermore the average number of RSUs was lower in 2011 than 2010.

Gain on sale of vessels

During 2011, we sold the aframax tankers Opal Queen, which was held for sale at December 31, 2010, for net proceeds of $32.8 million resulting in a gain of $5.8 million and the aframax tanker Vergina II for net proceeds of $9.7 million resulting in a loss of $0.8 million. During 2010, we sold the suezmax tanker Decathlon, the aframax tankers Parthenon and Marathon and the panamax tankers Hesnes and Victory III for total net proceeds of $140.5 million with total net gains of $19.7 million.

Vessel impairment charge

There was an impairment charge in 2011 of $39.4 million relating to the 1993 built VLCC La Prudencia and the 1994 built VLCC La Madrina. An impairment charge relating to the 1991 built aframax tanker Vergina II totaled $3.1 million in 2010. The negative market forces existing in most of 2009 impacted the ability to charter older vessels at accretive rates. In the case of these three vessels, the total weighted average cash flow expected to be generated over the future remaining lives of the vessels under various possible scenarios, was less than the current carrying values of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels was written-off as an impairment charge. The poor market for crude carriers continued through much of 2011 and especially in the fourth quarter when the expected usual seasonal uplift in rates did not occur because of the large increase in the supply of larger crude tankers which surpassed the demand for sea-transported crude oil. As these two VLCCs were amongst the oldest of double-hulled VLCCs, they were amongst the last to be considered for employment by charterers. Expectations for alternative employment for storage or conversion for off-shore projects also diminished towards the end of the year. As a consequence, the revised scenarios for our more recent cash flow tests gave greater probability to disposing of the La Prudencia and La Madrina. As such, both vessels were classified as held for sale and therefore the carrying values have been reduced to their fair value less cost to sell at December 31, 2011. In 2010, with respect to Vergina II, our tests indicated that the vessel would not generate adequate cash flows in excess of her carrying value and therefore, at December 31, 2010, the carrying value has been reduced to the fair value.

At December 31, 2011, as vessel values continued to decline in the year, 31 of our vessels had carrying values in excess of market values. Apart from the two VLCCs mentioned above, the remainder of our fleet is for the most part young and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than the carrying values as at December 31, 2011.

Operating loss/income

The loss from vessel operations was $37.7 million for 2011, including the impairment charge of $39.4 million, versus $80.7 million operating income for 2010, including an impairment charge of $3.1 million.

Interest and finance costs, net

	2011	2010
	$ million	$ million
Loan interest expense	25.9	24.5
Interest rate swap cash settlements—hedging	25.8	28.5
Less: Interest capitalized	(2.5)	(2.5)

Interest expense, net	49.2	50.5
Interest rate swap cash settlements—non-hedging	9.0	7.2
Bunkers swap cash settlements	(6.4)	(2.9)
Change in fair value of non-hedging bunker swaps	2.1	2.6
Amortization of deferred loss on de-designated interest rate swap	1.5	1.3
Expense of portion of accumulated negative valuation of de-designated interest rate swap	0.5	0.8
Change in fair value of non-hedging interest rate swaps	(3.6)	1.3
Amortization of loan expenses	1.0	1.1
Bank loan charges	0.3	0.4

Net total	53.6	62.3

Interest and finance costs, net were $53.6 million for 2011 compared to $62.3 million for 2010, a 14.0% decrease. Loan interest, excluding payment of swap interest, increased to $25.9 million from $24.5 million, a 5.7% increase. Total weighted average bank loans outstanding were approximately $1,539 million for 2011 compared to $1,495 million for 2010. However, cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6-month LIBOR, decreased to $34.8 million from $35.7 million as LIBOR increased slightly during 2011. The average loan financing cost in 2011, including the impact of all interest rate swap cash settlements, was 3.89% compared to 3.98% for 2010. Capitalized interest in 2011 was $2.5 million in both years as there were four vessels under construction in each year, and average accumulated installments and average interest in the two years being approximately the same.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2011 of $3.6 million compared to a negative movement of $1.3 million in 2010. During 2010, the panamax tankers Hesnes and Victory III were sold. As a consequence, the interest rate swap relating to the loan which included the part financing of these vessels became ineligible for special hedge accounting and was de-designated. As a result, a part of the accumulated negative valuation relating to this swap amounting to $0.8 million was transferred from other comprehensive income to the income statement in 2010. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap is being amortized to earnings over the term of the original hedge. $1.5 million was amortized within 2011 and $1.3 million in 2010. In 2011, the aframax tanker Vergina II, which was financed by the same loan, was also sold, and a further lump-sum of $0.5 million was transferred from the unamortized negative valuation directly to the income statement.

In 2009, the Company entered into swap arrangements relating to bunker (fuel) costs, which do not qualify as hedging instruments. In 2011, the Company received $6.4 million on these swaps in realized gains compared to $2.9 million in 2010. However, unrealized mark-to-market valuation losses were $2.1 million in 2011 and $2.6 million in 2010.

Amortization of loan expenses was $1.0 million in 2011 and approximately $1.1 million in 2010. Other loan charges, including commitment fees, amounted to $0.3 million in 2011 and 2010.

Interest and investment income

For 2011, interest and investment income amounted to $2.7 million almost unchanged from $2.6 million in 2010. In both years the income related to bank deposit interest. In 2011, the average total cash balances were lower than in 2010, but due to effective cash management and slightly better interest rates on deposits, investment income remained at the same levels as in 2010.

Non-controlling interest

The amount earned by the non-controlling interest (49%) shareholding of the subsidiary which owns the owning companies of the vessels Maya and Inca was $0.5 million in 2011 compared to $1.3 million in 2010. Although revenue earned per day was at the same level in 2011 and 2010, the difference was due to reduced operating expenses in 2010.

Net loss/income

As a result of the foregoing, net loss for 2011 was $89.5 million or $1.94 per diluted share versus net income of $19.8 million or $0.50 per diluted share for 2010.

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

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2010, amortization of deferred dry-docking charges was $4.6 million compared to $7.2 million during 2009, a decrease of 37.1%. The decrease was mainly due to the sale of four vessels in 2010 that had dry-docking amortization amounting to $3.3 million in 2009, but no new amortization in 2010 due to their held for sale categorization as from the end of 2009. There were fourteen dry-dockings in the two years 2009 and 2010, which explains most of the net increase of approximately $2.7 million amortization in 2010 over 2009, after taking account of the amortization reduction due to sale of vessels. Ten of the dry-dockings in these two years related to younger and smaller vessels that underwent their first dry-dockings, the costs of which were lower than dry-dockings of older and larger vessels. The next dry-docking of these vessels would be in five years, and, therefore, the amortization would be spread over this extended period resulting in a relatively lower annual charge, whereas older vessels would be amortized over 30 months.

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

As a consequence, from January 1, 2009 monthly fees for owned operating vessels increased from $23,000 to $23,700 and for operating vessels chartered-in or chartered out on a bareboat basis or for vessels under construction, from $17,000 to $17,500. From January 1, 2010, monthly fees for owned operating vessels increased from $23,700 to $24,000 and for operating vessels chartered-in or chartered out on a bareboat basis or for vessels under construction, from $17,500 to $17,700. From July 1, 2010, most of the fleet is managed by TCM, apart from four vessels which continued to be managed by Columbia Shipmanagement Ltd. until early 2011 and three by other third-party ship managers. Vessel monthly fees have been increased by $3,000 for owned operating vessels or approximately $99 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company. The monthly fee relating chartered-in or chartered out on a bareboat basis or for vessels under construction increased to $20,000 and for the LNG carrier to $32,000. Management fees totaled $14.1 million during the year ended December 31, 2010, compared to $13.3 million for the year ended December 31, 2009, a 6.6% increase over the year ended December 31, 2009 due to increased management fees, offset by a slightly reduced fleet. Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

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

Vessel impairment charge

There was an impairment charge in 2010 of $3.1 million relating to the 1991 built aframax tanker Vergina II. The vessel had previously incurred an impairment charge in 2009 together with the first generation 1990 built double-hull panamax tankers Hesnes and Victory III. An impairment charge relating to these three vessels totaled $19.1 million in 2009. The negative market forces existing in most of 2009 impacted the ability to charter older vessels at accretive rates. In the case of these three vessels, the total weighted average cash flow expected to be generated over the future remaining life of the vessels under various possible scenarios, was less than the current carrying value of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels was written-off as an impairment charge. The market continued to be poor in 2010 and especially in the fourth quarter when the expected usual seasonal uplift in rates did not occur and the probability of Vergina II finding new extended profitable employment after the end of its current charter diminished in an environment of increasing discrimination against older vessels. As a consequence, the revised scenarios for our more recent cash flow tests gave greater probability to disposing of the vessels well before the end of 25 years. As such, the vessel would not generate adequate cash flow in excess of their carrying value and therefore the carrying value, has been reduced to fair market at December 31, 2010.

At December 31, 2010, following a decline in vessel values in the latter part of the year, apart from the Vergina II, a further 26 of our vessels had carrying values in excess of market values. The remainder of our fleet is, for the most part young and in all cases the vessels are expected to generate considerably more cash than the carrying values.

Operating income

Income from vessel operations was $80.7 million during 2010 versus $72.4 million during 2009, an 11.4% increase.

Interest and finance costs, net

	2010	2009
Loan interest expense	24.5	41.1
Interest rate swap cash settlements-hedging	28.5	17.9
Less: Interest capitalized	(2.5)	(2.1)

Interest expense, net	50.5	56.9
Interest rate swap cash settlements-non-hedging	7.2	2.0
Bunkers swap cash settlements	(2.9)	(1.7)
Change in fair value of non-hedging bunker swaps	2.6	(6.5)
Amortization of deferred loss on de-designated interest rate swap	1.3	—
Expense of portion of accumulated negative valuation of de-designated interest rate swap	0.8	—
Change in fair value of non-hedging interest rate swaps	1.3	(6.1)
Amortization of loan expenses	1.1	1.0
Bank loan charges	0.4	0.3

Net total	62.3	45.9

Interest and finance costs, net were $62.3 million for 2010 compared to $45.9 million for 2009, a 35.8% increase. Loan interest, excluding payment of swap interest, decreased to $24.5 million from $41.1 million, a 40.3% decrease. Total weighted average bank loans outstanding were approximately $1,495 million for 2010 compared to $1,503 million for 2009. However, interest rate payments on interest swaps, based on the difference between fixed payments and variable 6-month LIBOR, increased to $35.7 million from $19.9 million as LIBOR fell during 2010. The average loan financing cost in 2010, including the impact of swap interest, was 3.98% compared to 4.00% for 2009. Capitalized interest in 2010 was $2.5 million and $2.1 million in the previous year. The increase is due primarily to the payments made on the new suezmaxes under construction based on contracts placed in late 2009.

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

Amortization of loan expenses was $1.1 million in 2010 and approximately $1.0 million in 2009. Other loan charges, including commitment fees, amounted to $0.4 million in 2010 and $0.3 million in 2009.

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

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditure on dry-dockings and vessel acquisitions, which in total equaled $113.8 million in 2011, $386.7 million in 2010 and $130.4 million in 2009, will again require us to expend cash in 2012 and in future years. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that even if there is a further major and sustained downturn in market conditions, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through January 1, 2013, taking into account our existing capital commitments and debt service requirements.

Working capital (non-restricted net current assets) amounted to approximately $1.9 million at December 31, 2011 compared to $143.9 million at December 31, 2010. Current assets decreased to $287.6 million at December 31, 2011 from $367.5 million at December 31, 2010 mainly due to decreased cash in non-restricted cash holdings by $100.9 million for the reasons described in the following paragraphs and the fact there were two vessels which were accounted for at December 31, 2011 as Held for sale in the Consolidated balance sheet with an aggregate net value of $41.4 million, compared to only one vessel held for sale at December 31, 2010 with a value of $27.0 million. Current liabilities increased to $279.7 million at December 31, 2011 from $217.2 million at December 31, 2010, due mainly to an increase in the current portion of long-term debt by $63.2 million relating mainly to the potential prepayments of debt on vessels held for sale.

Net cash provided by operating activities was $45.6 million during 2011 compared to $83.3 million in the previous year, a 45.3% decrease. The decrease is mainly due to the fall in revenue (net of voyage expenses) generated by operations as described in the section on voyage revenue above. Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2011 on dry-dockings amounted to $4.6million compared to $6.1 million in 2010. In 2011, dry-docking work was performed on Archangel, Alaska, Promitheas, Proteas, Amphitrite, Andromeda and Arion. In 2010, dry-docking work was performed on the vessels Didimon, Ariadne, Propontis, Euronike, Eurochampion 2004, La Prudencia and La Madrina. Expenditure was lower in 2011 as all the vessels undertaking dry-dock were undertaking their first 5-year special survey while the vessels undertaking dry-dock in 2010 included La Prudencia and La Madrina (both VLCCs) which are older and larger vessels requiring more work.

Net cash used in investing activities was $69.2 million for the year 2011, compared to $240.1 million for 2010. In 2011, we took delivery of and paid the final installments on the two suezmaxes Spyros K and Dimitris P. Total expenditure on these two vessels in 2011 amounted to $66.6 million. Capitalized expenditure on improvements to existing vessels in 2011 amounted to $4.6 million. In 2010, we took delivery of two aframaxes Sapporo Princess and Uraga Princess for a total cost of $94.2 million, acquired four 2009-built panamaxes for a total of $218.0 million and undertook certain improvements on several existing vessels amounting to $1.4 million. Installments and capitalized expenditure amounting to $37.9 million in 2011 were also paid on vessels which are under construction compared to $67.0 million paid in 2010. At December 31, 2011, we had two DP2 suezmax shuttle tankers on order with total remaining payments totaling $148.7 million, all of which we expect to be covered by new debt (see below). Delivery of the vessels is expected in the first and second quarters of 2013, respectively. The anticipated payment schedule for the two vessels under construction, which is subject to change for delays or advanced work, is as follows (in $ millions) as at March 31, 2012:

Contractual Obligations	2012	2013	Total
Quarter 1	—	46.8
Quarter 2	13.8	46.7
Quarter 3	27.6	—
Quarter 4	13.8	—
Total Year	55.2	93.5	148.7

In 2011, net sale proceeds from the sale of the aframax tanker Opal Queen amounted to $32.8 million and from the sale of the aframax tanker Vergina II to $9.7 million. In 2010, total net sale proceeds from the sale of the suezmax Decathlon, the aframax tankers Parthenon and Marathon and the panamax tankers Hesnes and Victory III, amounted to $140.5 million.

Net cash used in financing activities in 2011 amounted to $77.3 million compared to net cash used in financing activities of $137.2 million in 2010. Proceeds from new bank loans in 2011 amounted to $96.7 million compared to $235.0 million in the previous year. Scheduled repayments of debt amounted to $119.2 million in 2011 compared to $106.2 million of repayments in 2010. Prepayments of debt as a result of vessel sales amounted to $24.2 million in 2011 compared to prepayments of $68.9 million in 2010. Although the Company announced, in August 2011, the authorization by the Board of Directors of a new share buyback program of up to $20.0 million, there were no repurchases of common shares during 2011 and 2010, nor have there been in the first quarter of 2012. During 2010, 1,199,833 shares were sold for net proceeds $19.9 million under an at-the-market share issuance program for the sale of up to 3,000,000 common shares that the Company had initiated in December 2009. The program was closed in September 2010. On November 1, 2010, a follow-on offering the Company had initiated, closed with the sale of 6,726,457 common shares for $75.0 million, plus a further 896,861 common shares sold to Tsakos family interests for $10.1 million. Offering expenses amounted to $0.5 million.

In June 2010, the Company decided to change the dividend policy from a semi-annual payment basis to a quarterly payment basis, the first quarterly dividend of $0.15 being paid in July 2010. In 2011, a quarterly dividend of $0.15 per share was paid in February, April, August and November. Total dividend payments in 2011 amounting to $27.7 million. In 2012, a quarterly dividend of $0.15 per share was paid on February 14, amounting to $6.9 million. In 2010, total dividends amounted to $0.60 per common share and payments totaled $22.8 million. The dividend policy of the Company is to pay a dividend on a quarterly basis. The payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the section “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.3 years at March 31, 2012. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds. Newbuilding contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. In the case of one the shuttle tankers currently under construction pre-delivery financing has been arranged for the part of the installment payments to the shipbuilding yard, and is being negotiated for the sister vessel under construction. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over seven to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

As of December 31, 2011, we were committed to two newbuilding contracts totaling approximately $185.5 million (including extras), of which $36.8 million had been paid by December 31, 2011. As mentioned above, we expect all of the remaining payments in 2012 and 2013 to be financed by bank debt.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise at least 70% of the vessel purchase price with bank debt for a period of between seven and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. As of December 31, 2011, we had available unused loan amounts under an existing credit facility totaling $28.4 million, which was drawn down in full in January 2012. Financing amounting to $73.6 million has been arranged in January 2012 for the first DP2 suezmax shuttle tanker (80% of purchase price), under construction at December 31, 2011 with expected delivery in February 2013. Negotiations for debt financing for the second suezmax, scheduled to be delivered in April 2013, are currently in progress and are expected to be concluded shortly.

Summary of Loan Movements Throughout 2011 (in $ millions):

Loan	Vessel	Balance at January 1, 2011	New Loans	Repaid	Balance at December 31, 2011
12-year term loan	Opal Queen	15.6	0	15.6	0
Credit facility	La Madrina, Vergina II, Sakura Princess	87.7	0	19.2	68.5
Credit facility	Silia T, Andes, Didimon, Amphitrite, Izumo Princess, Aegeas	160.5	0	13.2	147.3
Credit facility	Millennium, Triathlon, Eurochampion 2004, Euronike	148.7	0	11.8	136.9
Credit facility	Archangel, Alaska, Arctic, Antarctic	105.1	0	10.6	94.5
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	109.4	0	8.4	101.0
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	291.0	0	20.0	271.0
10-year term loan	Arion, Andromeda	38.3	0	3.1	35.2
Credit facility	Maya, Inca	52.5	0	4.4	48.1
Credit facility	Neo Energy	102.5	0	5.0	97.5
10-year term loan	Maria Princess, Nippon Princess	77.3	0	5.5	71.8
Credit facility	Selecao, Socrates	70.5	0	4.6	65.9
10-year term loan	Ise Princess	33.5	0	2.3	31.2
10-year term loan	Asahi Princess	37.4	0	2.7	34.7
12-year term loan	Sapporo Princess	38.8	0	2.5	36.3
10-year term loan	Uraga Princess	37.7	0	2.6	35.1
7-year term loan	World Harmony	35.0	0	2.3	32.7
7-year term loan	Chantal	35.0	0	2.3	32.7
10-year term loan	Selini	43.9	0	3.2	40.7
8-year term loan	Salamina	42.1	0	2.6	39.5
10-year term loan	Spyros K	0	48.0	1.6	46.4
9-year term loan	Dimitris P	0	48.7	0	48.7

Total		1,562.5	96.7	143.5	1515.7

As a result of such financing activities, long-term debt decreased in 2011 by a net amount of $46.8 million compared to a net increase of $59.9 million in 2010. The debt to capital (equity plus debt) ratio was 62.2% at December 31, 2011 or, net of cash, 59.1%. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our credit facilities at December 31, 2011 was 68.9%, below the loan covenant maximum of 70% which is applicable to all the above loans on a fleet and total liabilities basis. With respect to only one of our loans, as further discussed below, the leverage was in excess of the requirement at December 31, 2011.

All the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% of the outstanding debt thereunder at all times. As at December 31, 2011, in certain cases, due to the fall in tanker values, the value-to-loan ratios were less than 120% and, therefore, we were in non-compliance with this covenant. In such circumstances, upon request from our lenders, we have to either provide the lenders acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount that will eliminate the shortfall, which would amount to $65.4 million in the aggregate. Even though none of our lenders have requested prepayment or additional collateral, nor have any declared an event of default under the applicable loan agreements, if not remedied when requested, these non-compliances would constitute events of default and could result in the lenders requiring immediate repayment of the loans. Two of these loans (together totaling $169.4 million at December 31, 2011) include the vessels La Madrina and La Prudencia as security. These vessels are accounted for as held for sale and management expects to sell these vessels within 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loan ratios of the remaining vessels providing security to the loans. These prepayments, based on estimated values as at December 31, 2011, are expected to amount to $56.9 million in addition to scheduled payments within 2012. This amount has been reclassified as a current liability as of December 31, 2011. In addition, a further $8.6 million has been reclassified as a current liability as of December 31, 2011 in relation to a further seven loans (together totaling $451 million at December 31, 2011) which were in non-compliance relating to the value-to-loan ratios at December 31, 2011. One of these nine loans relates to the financing of the subsidiary company in which we have a 51% interest. This loan has a leverage covenant similar to that defined above which relates only to the assets and liabilities of that particular company. As at December 31, 2011, the leverage on this particular loan only was in excess of 70%. We have agreed upon the terms of a waiver of this covenant covering the period from December 31, 2011 through December 31, 2012. We have also agreed to make a prepayment of $8.1 million on the loan against the balloon installment due in 2016 and to increases in the interest rate margin during the waiver period and the remaining term of the loan. As existing cash is deducted from both assets and liabilities to calculate leverage, apart from the generation of new cash from operations or equity input, only an increase of vessel value or alternative additional security (of up to $11.3 million, with no change in vessel value) would bring the leverage ratio down to 70% upon expiration of the waiver.

In all the aforementioned cases we do not expect to pay down the loans in 2012 beyond the amounts that we have already classified as current liabilities, even though all the loan agreements do include the right of lenders to accelerate repayments and even foreclose their liens on the vessels. The majority of our loan agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a default on one loan would result in a default on all of our other loans. Because of the presence of cross-default provisions in our credit facilities under which $1,373 million was outstanding as of December 31, 2011, out of our total outstanding indebtedness of approximately $1.5 billion as of that date, the refusal of any one lender to grant or extend a waiver could result in most of our indebtedness being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities.

Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 50% of the outstanding debt as of April 2012. Seven of the existing thirteen interest rate swaps will mature in the second half of 2012, bringing coverage to an estimated 27% of expected outstanding debt at the end of 2012. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2011 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2012)	1-3 years (2013-2014)	3-5 years (2015-2016)	More than 5 years (after January 1, 2017)
Long-term debt obligations (excluding interest)	1,515.7	197.0	245.7	423.5	649.4
Interest on long-term debt obligations	153.2	31.4	42.2	46.0	33.6
Purchase Obligations (newbuildings)	148.7	55.2	93.5	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2011)	148.8	16.0	31.2	31.1	70.3
Total	1,966.4	299.6	412.6	500.6	753.3

The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2011 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2012, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	79	Chairman of the Board	1994
Nikolas P. Tsakos	48	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	62	Deputy Chairman of the Board	1993
George V. Saroglou	47	Vice President, Chief Operating Officer, Director	2001
Paul Durham	61	Chief Financial Officer	—
Vladimir Jadro	66	Chief Marine Officer	—
Peter C. Nicholson	78	Director	1993
Francis T. Nusspickel	71	Director	2004
William A. O’Neil	84	Director	2004
Richard L. Paniguian	62	Director	2009
Aristides A.N. Patrinos	64	Director	2006
Takis Arapoglou	61	Director	2011
Efthimios E. Mitropoulos	72	Director	2012

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

NIKOLAS P. TSAKOS

PRESIDENT

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. He is the former President of the Hellenic Marine Environment Protection Agency (HELMEPA). Mr. Tsakos is a member of the executive committee of the Independent Tanker Owners Association (INTERTANKO), a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV) and a board member of Bank of Cyprus. He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City of London University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the cousin of Mr. Saroglou.

MICHAEL G. JOLLIFFE

DEPUTY CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Deputy Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas a shipping company owning 36 LPG ships and 4 product tankers and which is quoted on the NASDAQ stock exchange in New York.

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

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined the Tsakos organization in 1999 and has served as the Chief Financial Officer and Chief Accounting Officer of Tsakos Energy Navigation Limited since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

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

PETER C. NICHOLSON, CBE

DIRECTOR

Mr. Nicholson is trained as a naval architect and spent the majority of his professional career with Camper & Nicholson Limited, the world-famous yacht builder. He became Managing Director of the firm and later, Chairman. When Camper & Nicholson merged with Crest Securities to form Crest Nicholson Plc in 1972, Mr. Nicholson became an executive director, a role he held until 1988 when he became a non-executive in order to pursue a wider range of business interests. Since that time, he has been a non-executive director of Lloyds TSB Group Plc (from 1990 to 2000) and Chairman of Carisbrooke Shipping Plc (from 1990 to 1999). He was a director of various companies in the Marsh Group of insurance brokers. In 2010, Mr. Nicholson became a partner and chairman of a limited liability partnership, R.M.G. Wealth Management LLP. He has served on the boards of a variety of small companies, has been active in the administration of the United Kingdom marine industry and is a trustee of the British Marine Federation. He is a Younger Brother of Trinity House. He was Chairman of the Royal National Lifeboat Institution from 2000 to 2004.

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

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defense and Security Organization, or DSO, in August 2008, which supports UK defense and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defense and security businesses seeking to invest in the UK. Previously,

Mr. Paniguian pursued a career with BP plc. where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, PH.D

DIRECTOR

Dr. Patrinos has been instrumental in advancing the scientific and policy framework underpinning key governmental energy and environmental initiatives. Dr. Patrinos is currently the Senior Vice President for Corporate Affairs at Synthetic Genomics, Inc., a privately-held company dedicated to developing and commercializing clean and sustainable biofuels that alleviate our dependence on petroleum, enable carbon sequestration and reduce greenhouse gases. Dr. Patrinos joined Synthetic Genomics in February 2006 and served as President until February 2011. He served in the U.S. Department of Energy’s Office of Science from December 1988 to February 2006 as associate director of the Office of Biological and Environmental Research, overseeing the department’s research activities in human and microbial genome research, structural biology, nuclear medicine, and global environmental change. Dr. Patrinos played a historic role in the Human Genome Project, the founding of the DOE Joint Genome Institute and the design and launch of the DOE’s Genomes to Life Program, a research program dedicated to developing technologies to use microbes for innovative solutions to energy and environmental challenges. Dr. Patrinos is a Fellow of the American Association for the

Advancement of Science and of the American Meteorological Society, and a Member of the American Geophysical Union, the American Society of Mechanical Engineers, and the Greek Technical Society. He is the recipient of numerous awards and honorary degrees, including three Presidential Rank Awards and two Secretary of Energy Gold Medals, as well as an honorary doctorate from the National Technical University of Athens. A native of Greece, Dr. Patrinos received his undergraduate degree from the National Technical University of Athens, and a Ph.D. in mechanical engineering and astronautical sciences from Northwestern University.

TAKIS ARAPOGLOU

DIRECTOR

From 1978 to 1991, Mr. Arapoglou held various executive positions at Paine Webber, Citicorp Investment Bank and Chase Investment Bank in London. In 1991, he was appointed by the Greek Government as Chairman and CEO of the Ionian Bank Group, Athens. In 1994, he joined American Express Bank Ltd., Greece, as Senior Country Executive. In 1997, he joined Citibank Greece, as Managing Director, Market Manager and Citigroup Country Officer. In 2000, he moved to Citibank, London, as Managing Director, Global Industry Head for the Banks & Securities Industry. From 2003 to 2004, he was Senior Advisor for Financial Institution customers, in Citigroup, London. From 2004 to 2009 he was Chairman and CEO of the National Bank of Greece and Chairman of the Hellenic Bankers Association from 2005 to 2009. In October 2010, Mr. Arapoglou joined EFG Hermes (the largest investment bank in the Middle East, listed in Cairo and London) as Chief Executive Officer of Commercial Banking and in 2011 he was elected board member of EFG Hermes Holding. Mr. Arapoglou has served in several international bank advisory boards in Europe and Africa and on the board of European educational foundations and institutions, including the Institute of Corporate Cultural Affairs in Frankfurt, as Chairman. He is currently a member of the international advisory board at Tufts University in Boston, Chairman of the Business Advisory committee of the Athens University of Economics and Business and non-executive Vice-Chairman of Titan Cement, listed in Athens. Mr. Arapoglou holds a B.A. in Mathematics and Physics from the University of Athens, a B.Sc. in Naval Architecture and Ocean Engineering from the University of Glasgow and an M.Sc. in Finance and Management from Brunel University, London.

EFTHIMIOS E. MITROPOULOS

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialised agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation—International Centre for Maritime Research and Tradition.”

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2011 we had ten members on our Board and on March 9, 2012 the board was expanded to 11 members with Mr. Mitropoulos elected by the Board. Mr. O’Neil has informed us he will not stand for reelection at the 2012 annual meeting of shareholders. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2011, the full Board held four meetings three of which were in person and one via telephone conference. Each director attended all of the meetings of the Board. In addition, each director attended all of the meetings of committees of which the director was a member.

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

To promote open discussion among the independent directors, those directors met three times in 2011 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2012. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The members of the Audit Committee are Messrs. Nicholson, Nusspickel and Stavropoulos, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2011, three of which were in person and one via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

During 2011, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

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

Operational and Environmental R&D Committee

The members of the Operational and Environmental R&D Committee are Messrs. O’Neil, Nusspickel, Patrinos and (from September 23, 2011) Jolliffe. It also includes the Deputy Chairman of Tsakos Shipping, Mr. Vasilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. Mr. O’Neil is Chairman of the Operational and Environmental R&D Committee. The primary role of the Operational and Environmental R&D Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2011, the aggregate cash compensation of all of the members of the Board was $590,000 per the following annual fee allocation which was approved by the shareholders of the Company on June 3, 2011:

•	Service on the Board - $50,000

•	Service on the Audit Committee - $20,000

•	Service on the Capital Markets Committee - $10,000

•	Service on the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational and Environmental R&D Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Capital Markets Committee - $20,000

•	Service as Chairman of the Board - $40,000

No fees are paid for service on the Corporate Governance, Nominating and Compensation Committee, Risk Committee and Chartering Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2011.

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

A scale was not set for 2010 and 2011. However, for 2010 the Corporate Governance, Nominating and Compensation Committee recommended a special award of $425,000 to be distributed to the senior personnel of Tsakos Energy Management and Tsakos Shipping. No such award has been recommended for 2011. A scale has not been set for 2012.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel is on a bareboat charter-out (Millennium), or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,018 officers and crew members served on board the vessels we own and are managed by our technical managers as of December 31, 2011.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

We currently have one equity incentive plan, the Tsakos Energy Navigation Limited 2004 Incentive Plan (the “2004 Plan”), which was adopted by our Board and approved by our shareholders at the 2004 Annual Meeting of shareholders. This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of our vessels, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2004 Plan is to provide a means to attract, retain, motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of our vessels and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2004 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

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

The 2004 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options.

Movements of RSUs under the 2004 Plan through December 31, 2011, are as follows:

		Issued	Forfeited	Vested	Non-Vested (as of December 31, 2011)
2006	Directors and officers (D&O)	21,000
2007	D&O and ships’ officers	190,650		(21,000)
	Other personnel	394,000
2008	D&O and ships’ officers		(3,200)	(96,050)
	Other personnel		(7,800)	(194,600)
2009	D&O	67,800	(1,300)	—
	Other personnel	54,000	(4,000)	—
2010	D&O	69,000	(2,100)	(130,450)
	Other personnel	76,000	(1,000)	(211,200)
2011	D&O	12,000	—	(62,250)
	Other personnel	—		(65,000)

	Total	884,450	(19,400)	(780,550)	84,500

As of December 31, 2011, the weighted average remaining contractual life of outstanding (non-vested) RSUs is 0.5 years. The unvested RSUs are scheduled to vest on June 30, 2012 (84,500). Total compensation expense recognized for the year ended December 31, 2011 was $0.8 million and for the year ended December 31, 2010, $1.1 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of our fleet. At July 1, 2010, TCM took over the technical management of most of our vessels from Tsakos Shipping. At December 31, 2011, outstanding advances to TCM amounted to $1.6 million. At December 31, 2011, there was an amount due to Tsakos Shipping of $0.8 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of our fleet. Prior to July 1, 2010, Tsakos Energy Management paid Tsakos Shipping a management fee for such services. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management management fees of $15.3 million and supervisory fees of $0.6 million relating to the construction of our vessels in 2011. An additional amount of $1.2 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services and application of corporate governance procedures required by the Company. No incentive award was payable to Tsakos Energy management for 2011. An incentive award amounting to $425,000 was payable at December 31, 2010 to Tsakos Energy Management for 2010.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2011 would have resulted in a payment of approximately $135 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of our vessels. These fees are based on the number of ships in our fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue for us. For 2012, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. The monthly fee for the LNG carrier will be $35,000 from April 2012. We paid Tsakos Energy Management aggregate management fees of $15.3 million in 2011, $13.8 million in 2010 and $13.0 million in 2009.

Chartering Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel which for 2011 was 1%. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $5.5 million in 2011.

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. An aggregate of $2.8 million has been charged for fourteen vessels delivered between 2007 and 2011. This amount has been added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2011, we were charged an aggregate of $9.9 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2011, we were charged an aggregate of $2.1 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2012 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 46,208,737 common shares outstanding on March 31, 2012. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	11,985,218	26.0%
Redmont Trading Corp.(1)	2,828,217	6.1%
First Tsakos Investments Inc.(1)	9,157,001	19.9%
Kelley Enterprises Inc.(1)	5,708,703	12.4%
Marsland Holdings Limited(1)	3,448,298	7.5%
Sea Consolidation S.A. of Panama(2)	3,952,232	8.6%
DePrince, Race & Zollo, Inc.(3)	3,650,891	7.9%
Intermed Champion S.A. of Panama(2)	1,755,200	3.8%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(4)	270,985	*	3,000 A
Nikolas P. Tsakos(5)	165,000	*	19,000A
Michael G. Jolliffe	22,800	*	2,000 A
George V. Saroglou	41,000	*	7,000A
Paul Durham	55,000	*	7,000A
Peter C. Nicholson	31,900	*	2,000A
Francis T. Nusspickel	13,350	*	2,000 A
William A. O’Neil	4,150	*	1,000 A
Richard L. Paniguian	—		—
Aristides A.N. Patrinos, Ph.D.	16,591	*	1,000 A
Vladimir Jadro	9,500	*	1,500A
Takis Arapoglou	—		1,000 A
Efthimios E. Mitropoulos	—		—
All officers and directors as a group (13 persons)(5)	630,276	**	46,500

*	Represents less than 1% of the common shares outstanding.
**	Represents 1.4% of the common shares outstanding.

RSU Vesting Date

A—The RSUs granted to the officers will vest on: June 30, 2012. Although the shares for which these RSUs may be settled are not considered beneficially owned by the respective individuals, the RSUs are presented here as additional information because they represent an economic interest of the individuals in the Company’s common shares.

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on February 15, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of six members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the six council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares. The business address of First Tsakos is 34 Efesou Street, Nea Smyrni, Athens, Greece. The business address of Kelley is Saffrey Square, Suite 205, Park Lane, P.O. Box N-8188, Nassau, Bahamas. The business address of Marsland is FGC Corporate Services Limited, 125 Main Street, PO Box 144, Road Town, Tortola, British Virgin Islands. The business address of Tsakos Holdings Foundation is Heiligkreuz 6, Vaduz, Liechtenstein. The business address of Redmont is 9 Nikodimon Street, Kastella, Piraeus, Greece.

(2)

According to the Schedule 13D/A filed on February 15, 2012 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, as of February 15, 2012, Sea Consolidation S.A. of Panama (“Sea Consolidation”) and Intermed Champion S.A. of Panama (“Intermed”) beneficially owned 3,952,232 and 1,755,200 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation and Intermed and may be deemed to indirectly beneficially own the common shares held by

Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed and Mr. Panayotis Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	According to a Schedule 13G filed on February 14, 2012 by DePrince, Race & Zollo, Inc. (“DePrince”), as of December 31, 2011, DePrince beneficially owned 3,650,891 common shares. The business address of DePrince is 250 Park Avenue, Suite 250, Winter Park, Florida 32789.

(4)	Mr. Stavropoulos, individually or jointly with his spouse, owns 226,000 shares. In addition, 40,085 shares are held indirectly by his children. Mr. Stavropoulos has no economic interest in these 40,085 shares. Additionally, his siblings and in-laws collectively own 4,900 shares. Mr. Stavropoulos has no economic interest in these 4,900 shares.

(5)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation or Intermed.

As of March 31, 2012, we had 32 shareholders of record. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 46,138,935 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1), (2), (4) above and certain of the directors and officers, who together represent approximately 35% of the total, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of March 31, 2012, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay regular quarterly cash dividends on our common shares. The Board of Directors will give consideration each April to the declaration of a supplementary dividend.

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

Our common shares are listed on the New York Stock Exchange and the Bermuda Stock Exchange. Following a decision of our Board of Directors, our common shares were de-listed from Oslo Børs on March 18, 2005. Our common shares are not actively traded on the Bermuda Stock Exchange.

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

	High	Low
2007 (Annual)	$38.90	$22.00
2008 (Annual)	$38.59	$16.71
2009 (Annual)	$22.99	$12.43
2010 (Annual)	$18.06	$9.18
2011 (Annual)	$10.99	$4.78

2010
First Quarter	$18.06	$14.74
Second Quarter	$16.53	$13.10
Third Quarter	$14.88	$12.64
Fourth Quarter	$13.84	$9.18

2011
First Quarter	$10.98	$9.24
Second Quarter	$10.99	$9.87
Third Quarter	$10.13	$5.58
Fourth Quarter	$6.20	$4.78
October	$6.08	$5.31
November	$6.20	$4.86
December	$5.39	$4.78

2012
First Quarter	$8.79	$5.16
January	$6.68	$5.16
February	$6.99	$6.17
March	$8.79	$6.37
Second Quarter(1)	$8.67	$7.80
April(1)	$8.67	$7.80

(1)	Through April 13, 2012.

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ended December 31, 2011 and the quarter ended March 31, 2012, with the cumulative total return of the S&P 500 Index, the Dow Jones U.S. Marine Transportation Index and the Bloomberg Tanker Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2006. Past performance is not necessarily an indicator of future results.

Source: Zachs Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares, par value $1.00 per share. As of March 31, 2012, there were 46,208,737 outstanding common shares. On November 14, 2007, there was a 2-for-1 split of our common shares, effected as a share dividend.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 28, 2016. The Government of Bermuda has recently amended the Exempted Undertakings Act to extend the aforementioned tax assurance through March 31, 2035. We intend to apply to the Minister of Finance of Bermuda for such an extension. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2011 is $10,461.

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

Exemption of Operating Income from United States Federal Income Taxation.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2011 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, which are our sole class of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2011, we satisfied the listing requirement for 2011. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares satisfied the trading frequency and trading volume tests for 2011 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares in 2011 and we expect to be the case with our common shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2011. Therefore, we believe that we satisfied the Publicly-Traded Test for 2011. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

Taxation in Absence of Exemption

To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Internal Revenue Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, we do not expect that more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Consequences of PFIC Status. As discussed below, if we were to be treated as a PFIC for any taxable year, a United States holder generally would be subject to one of three different U.S. income tax regimes, depending on whether or not the United States holder makes certain elections. Additionally, the United States holder would be required to file an annual information report with the IRS.

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent prior to 2010 generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

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

Recent Legislation

Recently-adopted legislation requires certain United States holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. You are encouraged to consult your own tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our stock.

In addition, recently-adopted legislation imposes new U.S. return disclosure obligations (and related penalties for failure to disclose) on U.S. individuals that hold certain specified foreign financial assets with value in excess of reporting thresholds of $50,000 or more (which include shares in a foreign corporation). Such U.S. individuals are required to file IRS Form 8938, listing these assets, with their U.S. Federal income tax returns. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

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

In August 2001, we created a Risk Committee, which is comprised of our chief financial officer and a standing committee of the board of directors. The primary role of the Risk Committee is to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our commercial manager;

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

•	All derivative contracts must be approved by the Risk Committee and be within the overall limits set by the board of directors.

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2012 we had $536 million in effective hedging swaps and a further $210 million in interest rate swaps that do not meet hedging criteria. The annualized impact in terms of swap related interest payable resulting from 0.5% point increase in interest rates based on the notional amount at December 31, 2011 would be an increase of approximately $3.8 million in earnings and cash flow. The annualized impact resulting from a 0.5% point decrease in interest rates based on the notional amount at December 31, 2011 would be a decrease of approximately $3.8 million in earnings and cash flow.

The table below provides information about our financial instruments at December 31, 2011, which are sensitive to changes in interest rate, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2011	Expected Maturities(1)
		2012	2013	2014	2015	2016	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	74.4	10.6	10.6	10.6	10.6	10.6	21.4
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%
Variable Rate Debt(2)	1,441.3	186.4	124.2	100.3	200.3	202.0	628.0
Weighted Average Interest Rate	1.41%	2.24%	1.36%	2.11%	2.70%	3.32%	4.62%
	1,515.7	197.0	134.8	110.9	210.9	212.6	649.4

Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed(3)
Notional Amount at December 31, 2011	594.9	378	147.5	5.9	5.9	27.2	30.4
Average Pay Rate	4.42%	3.13%	3.26%	3.26%	3.25%	3.09%	3.09%
Average Receive Rate	0.44%	0.77%	0.42%	0.78%	1.43%	2.03%	2.63%

Cap and Floor Options(4)
Notional Amount	168.1	22.7	22.7	70	5	47.7
Average Pay Rate(2)	4.03%	4.31%	4.30%	4.48%	5.05%	2.64%
Average Receive Rate	0.47%	0.84%	0.69%	0.95%	1.43%	0.93%
	763	400.7	170.2	75.9	10.9	74.9	30.4

(1)	These are the expected maturities based on the balances as of December 31, 2011.
(2)	Interest Payments on US Dollar–denominated debt and interest rate swaps are based on LIBOR.
(3)	As of December 31, 2011 we had $542.1 million in effecting hedging swap and a further $52.7 million in interest rate swaps that do not meet hedging criteria.
(4)	As of December 31, 2011 we had $168.1 million in interest rate swaps that do not meet hedging criteria.

Bunker price risk

During 2011, we entered into, or had open from 2010, the following fixed price bunker (vessel fuel) swap agreements for 3.5% Fuel FOB Rotterdam (barges):

Trade Date	Swap Effective Date	Swap Termination Date	Notional Quantity Per Month	Total Notional Quantity	Fixed Price per MT
February 5, 2010	January 1, 2012	December 31, 2012	500 MT	6,000 MT	$450.00
May 14, 2010	January 1, 2012	December 31, 2012	500 MT	6,000 MT	$497.75
May 20, 2010	January 1, 2012	December 31, 2012	250 MT	3,000 MT	$446.50

One further bunker swap arrangement was entered into on August 9, 2011 for a notional monthly quantity of 250MT for a period of one year effective January 1, 2012. However, the swap was sold on September 7, 2011 for $0.1 million.

In 2011, the Company received an aggregate cash payment of $6.4 million for the monthly settlement of the open bunker swap agreements during 2011, including the amount received on the sold swap agreement.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2011, approximately 26% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2011 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.5% impact on vessel operating expenses and on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2011, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2011, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2011 and 2010.

The chart below sets forth the total amount billed and accrued for the Ernst & Young services performed in 2011 and 2010 and breaks down these amounts by the category of service (in Euros).

	2011	2010
Audit fees	€651,000	€762,900
Tax fees	21,846	23,494
Total fees	€672,846	€786,394

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2011 and 2010 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2011 or 2010.

Tax Fees

The Ernst & Young office in Columbus, Ohio, United States provided tax services for 2011 and 2010 by assisting the Company in submitting tax declarations for those subsidiaries whose vessels performed voyages to the United States within 2010 and 2009.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2011 or 2010.

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

In September 2005, we announced that our board of directors had authorized a common share repurchase program to repurchase up to $40.0 million of our common shares. In September 2008, we announced that our board of directors had authorized a new common share repurchase program to repurchase up to an additional $40.0 million of our common shares. The current repurchase program supplemented our prior share repurchase program which was completed on October 1, 2008. The new share repurchase program took effect immediately and will continue until either the amount is fully utilized or the board of directors elects to terminate the program. In 2009 we repurchased an aggregate of 245,400 common shares as treasury stock in the open market pursuant to the share repurchase programs described above at a cost of approximately $4.0 million. The purchases were made in open market transactions through the New York Stock Exchange with a maximum price set by our board of directors. There have been no share repurchases since October 2009. On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20.0 million for purchases in the open market and in other transactions. There were no repurchases of common shares under this program during 2011.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2011 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the report of our independent registered public accounting firm, are set forth on pages F-1 through F-27 included herein.

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

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 16, 2012

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 16, 2012 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 16, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011 and our report dated April 16, 2012 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 16, 2012

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2011 AND DECEMBER 31, 2010

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2011	2010
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$175,708	$276,637
Restricted cash	5,984	6,291
Marketable Securities (Note 4)	2,534	—
Accounts receivable, net	23,421	24,417
Insurance claims	2,448	5,018
Due from related companies (Note 2)	1,641	2,977
Advances and other	7,508	4,789
Vessels held for sale	41,427	26,986
Inventories	19,835	14,011
Prepaid insurance and other	5,372	2,949
Current portion of financial instruments-Fair value (Note 8)	1,755	3,378

Total current assets	287,633	367,453

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 8)	—	498
FIXED ASSETS (Notes 5)
Advances for vessels under construction	37,636	81,882
Vessels	2,639,878	2,638,550
Accumulated depreciation	(445,518)	(403,485)

Vessels’ Net Book Value	2,194,360	2,235,065

Total fixed assets	2,231,996	2,316,947

DEFERRED CHARGES, net (Note 6)	14,708	16,362

Total assets	$2,535,337	$2,702,260

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$196,996	$133,819
Payables	23,707	23,914
Due to related companies (Note 2)	1,063	779
Accrued liabilities	14,168	10,576
Accrued bank interest	7,081	6,481
Unearned revenue	7,469	9,189
Current portion of financial instruments—Fair value (Note 8)	29,228	32,486

Total current liabilities	279,712	217,244

LONG-TERM DEBT, net of current portion (Note 7)	1,318,667	1,428,648
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 8)	17,800	36,438
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 46,208,737 issued and outstanding at December 31, 2011 and 46,081,487 issued at December 31, 2010.	46,209	46,081
Additional paid-in capital	351,566	350,946
Accumulated other comprehensive loss	(35,030)	(52,329)
Retained earnings	554,314	671,480

Total Tsakos Energy Navigation Limited stockholders’ equity	917,059	1,016,178
Noncontrolling Interest	2,099	3,752

Total stockholders’ equity	919,158	1,019,930

Total liabilities and stockholders’ equity	$2,535,337	$2,702,260

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars - except share and per share data)

	2011	2010	2009
VOYAGE REVENUES:	$395,162	$408,006	$444,926
EXPENSES:
Commissions	14,290	13,837	16,086
Voyage expenses	127,156	85,813	77,224
Charter hire expense (Note 5)	—	1,905	—
Vessel operating expenses	129,884	126,022	144,586
Depreciation	101,050	92,889	94,279
Amortization of deferred dry-docking costs	4,878	4,553	7,243
Management fees (Note 2(a))	15,598	14,143	13,273
General and administrative expenses	4,292	3,627	4,069
Management incentive award	—	425	—
Stock compensation expense (Note 9)	820	1,068	1,087
Foreign currency losses / (gains)	458	(378)	730
Net gain on sale of vessels	(5,001)	(19,670)	(5,122)
Vessel impairment charge	39,434	3,077	19,066

Total expenses	432,859	327,311	372,521

Operating (loss)/ income	(37,697)	80,695	72,405

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(53,571)	(62,283)	(45,877)
Interest income	2,715	2,626	3,572
Other, net	(397)	(3)	75

Total other expenses, net	(51,253)	(59,660)	(42,230)

Net (loss)/income	(88,950)	21,035	30,175
Less: Net income attributable to the noncontrolling interest	(546)	(1,267)	(1,490)

Net (loss)/income attributable to Tsakos Energy Navigation Limited	$(89,496)	$19,768	$28,685

(Loss)/Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$(1.94)	$0.50	$0.78

(Loss)/Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(1.94)	$0.50	$0.77

Weighted average number of shares, basic	46,118,534	39,235,601	36,940,198

Weighted average number of shares, diluted	46,118,534	39,601,678	37,200,187

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENT OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	2011	2010	2009
Net (loss)/income	$(88,950)	$21,035	$30,175

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps	15,245	3,289	14,508
Amortization of deferred loss on dedesignated financial instruments	2,020	2,113	—

Total unrealized gains from hedging financial instruments	17,265	5,402	14,508
Unrealized gain on marketable securities	34	—	—

Other Comprehensive income	17,299	5,402	14,508

Comprehensive (loss)/income	(71,651)	26,437	44,683

Less: comprehensive income attributable to the noncontrolling interest	—	—	—

Comprehensive (loss)/income attributable to Tsakos Energy Navigation Limited	$(71,651)	$26,437	$44,683

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars—except share and per share data)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest
				Shares	Amount				Total
BALANCE, December 31, 2008	$37,671	$265,932	$693,511	526,700	$(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income			28,685				28,685	1,490	30,175
—Purchase of Treasury stock (245,400 shares)				245,400	(4,058)		(4,058)		(4,058)
—Proceeds from Stock Issuance Program		(313)	(154)	(17,394)	412		(55)		(55)
—Cash dividends declared and paid ($1.15 per shares)			(42,445)				(42,445)		(42,445)
—Other comprehensive income (loss)						14,508	14,508		14,508
—Amortization of restricted share units		1,087					1,087		1,087

BALANCE, December 31, 2009	$37,671	$266,706	$679,597	754,706	$(17,863)	$(57,731)	$908,380	$5,947	$914,327
Net income			19,768				19,768	1,267	21,035
—Proceeds from Stock Issuance Program		(156)	(5,036)	(754,706)	17,863		12,671		12,671
—Issuance of common stock under Stock Issuance Program	446	6,596					7,042		7,042
—Issuance of common stock-offering	7,622	77,074					84,696		84,696
—Issuance of 341,650 shares of restricted share units	342	(342)					—		—
—Cash dividends paid ($0.60 per share)			(22,849)				(22,849)		(22,849)
—Distribution from Subsidiary to non controlling interest							—	(3,462)	(3,462)
—Other comprehensive income (loss)						5,402	5,402		5,402
—Amortization of restricted share units		1,068					1,068		1,068

BALANCE, December 31, 2010	$46,081	$350,946	$671,480	—	$—	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)			$(89,496)				(89,496)	546	(88,950)
—Expenses of 2010 common stock-offering		(72)					(72)		(72)
—Issuance of 127,250 shares of restricted share units	128	(128)					—		—
—Cash dividends paid ($0.60 per share)			(27,670)				(27,670)		(27,670)
—Distribution from Subsidiary to non controlling interest							—	(2,199)	(2,199)
—Other comprehensive income (loss)						17,299	17,299		17,299
—Amortization of restricted share units		820					820		820

BALANCE December 31, 2011	$46,209	$351,566	$554,314	—	$—	$(35,030)	$917,059	$2,099	$919,158

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars)

	2011	2010	2009
Cash Flows from Operating Activities:
Net (loss) income	$(88,950)	$21,035	$30,175
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	101,050	92,889	94,279
Amortization of deferred dry-docking costs	4,878	4,553	7,243
Amortization of loan fees	995	1,138	877
Stock compensation expense	820	1,068	1,087
Change in fair value of derivative instruments	515	5,957	(12,552)
Gain on sale of vessels	(5,001)	(19,670)	(5,122)
Vessel impairment charge	39,434	3,077	19,066
Payments for dry-docking	(4,639)	(6,055)	(4,347)
(Increase) Decrease in:
Receivables	2,183	(9,209)	9,142
Inventories	(5,824)	(997)	(2,095)
Prepaid insurance and other	(2,423)	482	(453)
Increase (Decrease) in:
Payables	77	(4,570)	1,106
Accrued liabilities	4,192	(4,295)	(17,801)
Unearned revenue	(1,720)	(2,076)	(3,444)

Net Cash provided by Operating Activities	45,587	83,327	117,161

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(37,937)	(67,024)	(22,762)
Vessel acquisitions and/or improvements	(71,205)	(313,639)	(103,269)
Purchase of marketable securities	(2,500)	—	—
Proceeds from the sale of vessels	42,455	140,548	50,463

Net Cash used in Investing Activities	(69,187)	(240,115)	(75,568)

Cash Flows from Financing Activities:
Proceeds from long-term debt	96,650	235,024	80,750
Financing costs	(963)	(1,870)	(1,044)
Payments of long-term debt	(143,454)	(175,131)	(91,805)
Decrease in restricted cash	307	527	763
Purchase of treasury stock	—		(4,058)
Proceeds from stock issuance program, net	—	105,005	258
Cash dividend	(27,670)	(22,849)	(42,445)
Distribution from subsidiary to noncontrolling interest owners	(2,199)	(3,462)	—

Net Cash used in Financing Activities	(77,329)	137,244	(57,581)

Net (decrease)/increase in cash and cash equivalents	(100,929)	(19,544)	(15,988)
Cash and cash equivalents at beginning of period	276,637	296,181	312,169

Cash and cash equivalents at end of period	$175,708	$276,637	$296,181

Interest paid
Cash paid for interest, net of amounts capitalized	$48,588	$50,129	$65,527

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2011, 2010 and 2009, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

Effective December 31, 2011, the Company adopted new guidance issued by the FASB for the presentation of Comprehensive income revising the manner in which entities present comprehensive income in their financial statements. The updated guidance eliminates the current option used by the Company to report other comprehensive income and its components in the statement of changes in equity. Instead, upon adoption, an entity can elect to present items of net income and other comprehensive income in one continuous statement-referred to as the statement of comprehensive income or in two separate, but consecutive statements. The updated guidance should be applied retrospectively, and is effective for fiscal years and interim periods within those years beginning after December 15, 2011. Early adoption is permitted. The updated guidance did not have any effect on the Company’s consolidated statement of financial position, results of operations or cash flows.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2011 and 2010). Revenue earned but not yet billed amounted to $11,402 and $9,774 as of December 31, 2011 and 2010, respectively. The Company’s management regularly reviews all outstanding invoices and provides allowances for receivables deemed uncollectible.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(g)	Fixed Assets: Fixed assets consist primarily of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

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

The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2011, 2010 and 2009 indicated an impairment charge (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2011, the VLCC’s La Prudencia and La Madrina were classified as held for sale, and at December 31, 2010, the aframax vessel Opal Queen was classified as held for sale (Note 5).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(j)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(k)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made.

(l)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the lease term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred. Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula Voyage revenues for 2011, 2010 and 2009, included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2011	2010	2009
A	14%	16%	14%
B	10%	10%	10%

(m)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. Thus the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of crude and refined oil. In 2007, the Company acquired a liquefied natural gas (LNG) carrier. This is the only vessel of its kind that the Company currently operates and, as it does not meet the quantitative thresholds used to determine reportable segments, the LNG carrier segment is not a reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also the Company enters bunker swap contracts to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under these swap agreements are recognized as part of Interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company designates the derivative as a hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes have occurred. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument. Realized gains or losses on early termination or de-designation of the designated derivative instruments are also classified in earnings in the period of termination or dedesignation of the respective derivative instrument unless variable-rate interest obligations are probable of occurring, in which case the balance in Accumulated other comprehensive loss related to the respective derivative is amortized into income over the remaining life of the original hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

(o)	Fair Value Measurements: When assets or liabilities in the financial statements are to be measured at fair value, the Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). The Company has elected not to report any existing financial assets or liabilities at fair value that are not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2011.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies discussed in Note 2. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(r)	Marketable Securities: The Company has investments in marketable securities that have readily determinable fair values and are classified as available for sale. Such investments are measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities are excluded from earnings and are reported in Accumulated other comprehensive income until realized.

(s)	Recent Accounting Pronouncements: In December 2011, the FASB issued an Accounting Standards Update (ASU) No. 2011-11, “Balance sheet (Topic 210): Disclosures about offsetting Assets and Liabilities.” The objective of this Update is to provide enhanced disclosures that will enable users of its financial statements to evaluate the effect, or potential effect, of netting arrangements on an entity’s financial position. The amendments require enhanced disclosures by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with current guidance about Balance Sheet offsetting (Section 210-20-45) or Derivatives and Hedging Presentation matters (Section 815-10-45) or subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with the abovementioned current guidance. Those amendments are effective for fiscal years beginning on or after January 1, 2013, and for interim periods within those fiscal years. The Company does not expect the adoption of this guidance to have an effect on its consolidated statement of financial position, results of operations or cash flows.

In December 2011, the FASB issued the ASU No. 2011-12, “Comprehensive income (Topic 220): Presentation of comprehensive income”, to effectively defer only those changes in Update No 2011-05, early adopted by the Company as of December 31, 2011, that relate to the presentation of reclassification adjustments out of Accumulated Other Comprehensive Income.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2011	2010	2009
Tsakos Shipping and Trading S.A. (commissions)	5,461	6,276	6,086
Tsakos Energy Management Limited (management fees)	15,298	13,843	12,973
Tsakos Columbia Shipmanagement S.A.	1,237	634	—
Argosy Insurance Company Limited	9,933	9,361	10,316
AirMania Travel S.A.	2,129	437	727

Total expenses with related parties	34,058	30,551	30,102

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Balances due from and to related parties are as follows:

	December 31,
Due from related parties	2011	2010
Tsakos Shipping and Trading S.A.	—	2,977
Tsakos Columbia Shipmanagement Ltd	1,641	—

Total due from related parties	1,641	2,977

Due to related parties
Tsakos Shipping and Trading S.A.	89	—
Tsakos Energy Management Limited	52	75
Tsakos Columbia Shipmanagement Ltd	—	56
Argosy Insurance Company Limited	607	612
AirMania Travel S.A.	315	36

Total due to related parties	1,063	779

There is also, at December 31, 2011 an amount of $691 ($794 in 2010) due to Tsakos Shipping and Trading S.A. and $243 ($207 in 2010) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2010, monthly management fees for operating vessels were $24.0 per owned vessel and $17.7 for chartered in vessels or for owned vessels chartered out on a bare-boat basis ($23.7 and $17.5 respectively in 2009.). From July 1, 2010, the monthly management fees for operating vessels were increased to $27.0 per owned vessel except for the LNG carrier which bears a monthly fee of $32.0 of which $7.0 is paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were increased to $20.0. Those fees applied until December 31, 2011. From January 1, 2012 monthly fees for operating vessels are $27.5, for vessels chartered out or on a bare-boat basis are $20.4 and from April 1, 2012 for the LNG carrier $35 of which $10 is paid to the Management Company and $25 to a third party manager.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2011 and 2009, there was no such award, whereas in 2010, there was a special award of $425. The awards are expensed and recognized in accrued liabilities in the accompanying Consolidated Financial Statements when applicable.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(a)	Tsakos Energy Management Limited (continued): The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2011 to pay the Management Company an amount of approximately $134,549 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2011, scheduled for future delivery, are:

Year	Amount
2012	16,025
2013	15,524
2014	15,630
2015	15,630
2016 to 2021	85,965

148,774

Management fees for vessels are included in the accompanying Consolidated Statements of Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.0 in 2011 and in the second half of 2010, $17.7 per vessel in the first half of 2010, and $17.5 per vessel in 2009. These fees in total amounted to $588, $620 and $858 for 2011, 2010 and 2009, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

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

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on Company vessels. The Company also pays to TCM certain fees to cover expenses relating to internal control procedures and information technology services which are borne by TCM on behalf of the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Until June 30, 2010 the Management Company had appointed Tsakos Shipping to provide technical management to the Company’s vessels. From July 1, 2010 such technical management is performed by TCM, while Tsakos Shipping continues to provide services to the Company’s vessels as described below. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company. Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2011, 2010 and 2009 this commission was approximately 1% of the sale price of a vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2011, $2,800 has been charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels.

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

(d)	Other affiliated companies: In 2010, the Company acquired four panamax tankers from affiliated companies for $54,500 each (Note 5). The first two, which were delivered in July and August 2010, had attached time charters and the second pair delivered in November and October 2010, had attached pool employment arrangements at market rates. Both the time charters and pool employment arrangements were determined to be at fair market value (Note 15(c)); therefore, no intangible assets or liabilities were recognized upon assumption of these time charters.

The Company also assumed the remaining unpaid balances of $86,024 related to the financing of two of the panamaxes. The assumed loans were determined to be at fair market value (Note 15(c)); therefore, no gain or loss was recognized upon assumption of the loans.

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

At December 31, 2011 and 2010, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is an officer and shareholder of this company. No income was received from this investment during 2011, 2010 and 2009.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. The fair value of these marketable securities as of December 31, 2011 was $2,534, and the change in fair value amounting to $34 (positive) is included in Accumulated other comprehensive loss.

5.	Vessels

Acquisitions

In 2011 there were two scheduled deliveries of the newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,526 of which $66,643 was paid within 2011. In 2010 there were two scheduled deliveries of newly constructed vessels at a total cost of $128,539 of which $94,184 was paid in 2010. Also in 2010 the Company acquired four panamax tankers built in 2009 for a total cost of $218,013 (Note 2(d)).

Sales

In 2011, the Company sold the aframax tanker Opal Queen, classified as held for sale at December 31, 2010 for net proceeds of $32,753 realizing a gain of $5,802 and the aframax tanker Vergina II for net proceeds of $9,702 realizing a loss of $801. The net capital gain of $5,001 is separately reflected in the accompanying Consolidated Statements of Income. In 2010, the Company sold all five vessels classified as held for sale at December 31, 2009, the suezmax Decathlon, the aframax tankers Marathon and Parthenon and the panamax tankers Hesnes and Victory III for net proceeds $140,548 in total realizing a net capital gain of $19,670. In 2009, the Company sold the suezmax Pentathlon for net proceeds of $50,463 realizing a capital gain of $5,122.

Charter hire expense

There was no charter hire expense in 2011 and 2009. In 2010, the suezmax Nordic Passat was chartered by the Company from March 2 to June 13, 2010. The total amount of hire charged during this period was $1,755. Another vessel was chartered from January 30, 2010 to February 9, 2010 at a total hire of $150.

Held for sale and impairment

In the latter part of 2011, events occurred and circumstances changed, which in the ensuing period indicated that the carrying amounts of the VLCC tankers La Madrina and La Prudencia, built in 1994 and 1993 respectively were not fully recoverable. More specifically, market conditions led to a significant drop in VLCC tanker hire rates and the preference for younger vessels. The Company determined that these vessels met the criteria to be classified as held for sale. Therefore, the Company remeasured the vessels at fair value less costs to sell and recognized a total impairment charge of $39,434. Consequently, the total carrying values at December 31, 2011 of $30,987 for La Madrina and $49,875 for La Prudencia were written down to $20,714 each, which is a level 3 measurement of fair market value of the vessel as determined by

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

management taking into consideration valuations from independent marine valuers and making use of current available market data relating to the vessel and similar vessels (Note 15(c)). During 2010, the carrying value of the aframax tanker Vergina II was written down resulting in an impairment charge of $3,077. During 2009, the carrying value of three vessels the panamax tankers Hesnes and Victory III and the aframax tanker Vergina II were written down resulting in a total impairment charge of $19,066.

6.	Deferred Charges

Deferred charges, consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $10,672 and $12,221 at December 31, 2011 and 2010, respectively, and loan fees, net of accumulated amortization, amounted to $4,036 and $4,141 and at December 31, 2011 and 2010, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Income, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long–Term Debt

Facility	2011	2010
(a) Credit facilities	1,030,798	1,127,925
(b) Term bank loans	484,865	434,542

Total	1,515,663	1,562,467
Less – current portion	(196,996)	(133,819)

Long-term portion	1,318,667	1,428,648

(a)	Credit facilities

As at December 31, 2011, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. The aggregate available unused amount under these facilities at December 31, 2011 is $28,358. This amount was drawn down on January 17, 2012 (Note 16 (a)). Interest is payable at a rate based on LIBOR plus a spread. At December 31, 2011, the interest rates on these facilities ranged from 0.93% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2011 amounted to $484,865. In May 2011, the Company drew down $48,000 on a 10-year term loan agreed in April 2011, relating to the financing of the vessel Spyros K. In July 2011, the Company drew down $48,650 on a 9-year term loan agreed in July 2011, relating to the financing of the vessel Dimitris P. The term bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2011, are based on LIBOR plus a spread. At December 31, 2011, the interest rates on these term bank loans ranged from 1.09% to 3.00%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2011	1.66%
Year ended December 31, 2010	1.62%
Year ended December 31, 2009	2.70%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements for credit facilities and term loans throughout 2011:

Loan	Origination Date	Original Amount	Balance at January 1, 2011	New Loans	Repaid	Balance at December 31, 2011
12-year term loan[1]	2002	30,500	15,625	—	15,625	—
Credit facility[2]	2005	250,000	87,724	—	19,240	68,484
Credit facility	2005	220,000	160,495	—	13,135	147,360
Credit facility	2006	275,000	148,738	—	11,823	136,915
Credit facility[3]	2004	179,384	105,108	—	10,555	94,553
Credit facility	2005	220,000	109,350	—	8,400	100,950
Credit facility	2006	371,010	291,010	—	20,000	271,010
10-year term loan	2004	71,250	38,281	—	3,124	35,157
Credit facility	2006	70,000	52,500	—	4,375	48,125
Credit facility	2007	120,000	102,500	—	5,000	97,500
10-year term loan	2007	88,350	77,310	—	5,520	71,790
Credit facility	2007	82,000	70,500	—	4,600	65,900
10-year term loan	2009	38,600	33,516	—	2,235	31,281
8-year term loan	2009	40,000	37,336	—	2,664	34,672
12 year term loan	2009	40,000	38,750	—	2,500	36,250
10-year term loan	2010	39,000	37,700	—	2,600	35,100
7-year term loan	2010	70,000	70,000	—	4,640	65,360
10-year term loan	2010	43,924	43,924	—	3,218	40,706
9-year term loan	2010	42,100	42,100	—	2,600	39,500
10-year term loan	2011	48,000	—	48,000	1,600	46,400
9-year term loan	2011	48,650	—	48,650	—	48,650

Total			1,562,467	96,650	143,454	1,515,663

[1]	The Company sold the vessel (Opal Queen), secured under this loan within 2011 and accordingly, prepaid the total outstanding balance of $15,625.

[2]	The Company sold one of its vessels (Vergina II) secured under this credit facility within 2011 and accordingly, prepaid an amount of $8,623 included in the repayments in the above table.

[3]	This credit facility includes a fixed interest rate portion amounting to $74,354 as at December 31, 2011 (Note 15).

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

operating bank accounts with minimum balances. As at December 31, 2011, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements under which a total of $621,021 was outstanding at that date. These agreements include two loans which relate to the vessels La Madrina and La Prudencia which are accounted for as held for sale and which management expects to sell within the first half year of 2012. On sale of these vessels it is expected that, in accordance with the terms of the respective loans, prepayments will be calculated on a basis that takes into account the value-to-loans ratios of the remaining vessels covered by the loans. These prepayments, based on existing values, are expected to amount to $56,855. These agreements also include further loans in non-compliance with minimum value-to-loan ratios in relation to which the Company may be required to prepay indebtedness in the form of cash or provide additional security in the total of $8,555. Accordingly, in addition to the required scheduled payments, the amount of $65,410 has been classified as a current liability as of December 31, 2011.

As of December 31, 2011, a subsidiary, in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan, under which the amount of $48,125 was outstanding as of that date. In this respect, on April 16, 2012, the subsidiary entered into an amendatory agreement with the lenders which waives the non-compliance of the leverage ratio covenant referred to above for the period from December 31, 2011 through December 31, 2012. This agreement requires the subsidiary to make a prepayment in 2012 in the amount of $8,125 on the loan (classified in current liabilities at December 31, 2011) against the balloon installment due in 2016 and pay increased interest rate margins during the waiver period and remaining term of the loan.

The annual principal payments required to be made after December 31, 2011, including balloon payments totaling $716,543 due through April 2022, are as follows:

Year	Amount
2012	196,996
2013	134,804
2014	110,913
2015	210,937
2016	212,568
2017 and thereafter	649,445

1,515,663

8.	Interest and Finance Costs, net

	2011	2010	2009
Interest expense	51,720	53,051	59,000
Less: Interest capitalized	(2,532)	(2,520)	(2,050)

Interest expense, net	49,188	50,531	56,950
Interest swap cash settlements non-hedging	8,977	7,224	1,963
Bunkers swap cash settlements	(6,382)	(2,926)	(1,662)
Amortization of loan fees	995	1,138	877
Bank charges	277	359	302
Amortization of deferred loss on termination of financial instruments	2,020	2,113	—
Change in fair value of non-hedging financial instruments	(1,504)	3,844	(12,553)

Net total	53,571	62,283	45,877

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2011, the Company was committed to thirteen floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $716,543 maturing from August 2012 through May 2018, on which it pays fixed rates averaging 4.59% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2011, the Company held ten of the thirteen interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $542,142. The fair value of such financial instruments as of December 31, 2011 and 2010 in aggregate amounted to $28,835 (negative) and $47,105 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2011 that is estimated to be reclassified into earnings within the next twelve months is $21,896.

At December 31, 2011 and 2010, the Company held three interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2011 and 2010 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $3,626 (positive) and $1,274 (negative), respectively. In March 2010, one of these swaps that previously met hedge accounting criteria was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($3,204 at December 31, 2011), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2011 and 2010 was $1,514 and $1,305, respectively and for the next year up to December 31, 2012; amortization is expected to be $1,475. In addition, in June 2011, a vessel financed by the loan previously hedged by the de-designated swap, was sold and the loss within Accumulated other comprehensive loss of $506 that was considered to be directly associated with future cash flows, which were not probable of occurring was immediately reclassified to income. In 2010 an aggregate loss of $808 due to the de-designation of the swap in March 2010 and a sale of a second vessel in July 2010, was reclassified to income for the same reasons.

At December 31, 2011 and 2010, the Company had three and five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2011, the Company entered into one bunker swap agreement and disposed it of prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of December 31, 2011 and 2010 was $1,755 (positive) and $3,876 (positive), respectively and the changes in their fair values during 2011 and 2010 amounting to $2,122 (negative) and $2,570 (negative) respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

9.	Stockholders’ Equity

The Company has a shareholder rights plan that authorizes to existing shareholders substantial preferred share rights and additional common shares if any third party acquires 15% or more of the outstanding common shares or announces its intent to commence a tender offer for at least 15% of the common shares, in each case, in a transaction that the Board of Directors has not approved.

On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20,000 for purchases in the open market and in other transactions. The program replaces all open prior programs. There were no repurchases of common shares under this program during 2011.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

During 2009, the Company repurchased 245,400 shares as treasury stock at a cost of $4,058. The transactions were open market based through the New York Stock Exchange. There were no repurchases of common shares during 2011 and 2010.

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

As at December 31, 2011, 884,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 780,550 had vested and 19,400 were forfeited).

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non- Vested RSUs	Weighted- Average Grant – Date Fair Value per share
December 31, 2010	872,450	(19,400)	(653,300)	199,750	$12.37
Granted June 30,2011	12,000	—	—	12,000	$9.36
Vested during 2011	—	—	(127,250)	(127,250)	$12.20

December 31, 2011	884,450	(19,400)	(780,550)	84,500	$12.34

During 2011 and 2010, 127,250 and 341,650 RSUs vested respectively. No RSU’s vested in 2009. On June 30, 2011 a further 12,000 RSUs were issued, vesting on June 30, 2012. The number of RSUs granted and outstanding as at December 31, 2011 and 2010 was 84,500 and 199,750, respectively. At the date of the awards the weighted average fair market value of the Company’s stock granted was $9.36 (2011), $13.06 (2010) and $15.20 (2009). The total fair value of shares vested during the years ended December 31, 2011 and 2010 were $987 and $3,687, respectively.

The 84,500 outstanding RSUs as of December 31, 2011 will vest at June 30, 2012.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Total compensation expenses recognized in 2011 amounted to $820 consisting of $624 for employees and $196 for non employees. In 2010 total compensation expense amounted to $1,068 consisting of $1,024 for employees and $44 for non-employees. In 2009, total compensation expense amounted to $1,087 consisting of $676 for employees and $411 for non-employees. As at December 31, 2011, the total compensation cost related to the non-vested RSUs for both employees and non-employees not yet recognized is $153 ($1,148 at December 31, 2010) and the weighted average remaining contractual life of outstanding grants is 0.5 years.

10.	Accumulated other comprehensive loss

In 2011, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $15,245, and $2,020 related to amortization of deferred loss on de-designated financial instruments. Also included in the above gains is $34 which resulted from unrealized gains on marketable securities. In 2010, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $3,289, and $2,113 related to amortization of deferred loss on de-designated financial instruments. In 2009, Accumulated other comprehensive loss decreased with unrealized gains on interest rate swaps of $14,508.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

	2011	2010	2009
Net (loss)/ income available to common stockholders	$(89,496)	$19,768	$28,685

Weighted average common shares outstanding	46,118,534	39,235,601	36,940,198
Dilutive effect of RSUs	—	366,077	259,989

Weighted average common shares – diluted	46,118,534	39,601,678	37,200,187

Basic earnings per common share	$(1.94)	$0.50	$0.78
Diluted earnings per common share	$(1.94)	$0.50	$0.77

For 2011, the RSU’s are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share. For 2010 and 2009, there were no RSUs considered anti-dilutive; therefore, they are included in the computation of diluted earnings per common share.

12.	Noncontrolling Interest in Subsidiary

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Income Taxes

Under the laws of the countries of the Company’ incorporation and/or vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses. However, the Company is not expected to be subject to United Stated Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Commitments and Contingencies

As at December 31, 2011, the Company had under construction two DP2 suezmax shuttle tankers. The total contracted amount remaining to be paid for the two vessels under construction, plus the extra costs agreed as at December 31, 2011 was $148,712. Scheduled remaining payments as of December 31, 2011 were $55,200 payable in 2012 and $93,512 in 2013.

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

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2012	176,275
2013	125,479
2014	77,724
2015 to 2023	172,110

Net minimum charter payments	551,588

These amounts do not assume any off-hire.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On December 9, 2010, the Company signed two charter-party agreements with the same charterer, each for the charter of a DP 2 suezmax shuttle tanker for a period of fifteen years to commence on delivery of the vessels, expected in the first and second quarter of 2013 respectively. The revenue to be generated by these vessels has not been included in the above table.

15.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of financial assets and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of time charters and pool arrangements attached to vessels acquired in 2010 (Note 2(d)) equals their market value; therefore, no intangible assets or liabilities were recognized upon acquisition of the time charters and pool arrangements. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $71,342 as compared to its carrying amount of $74,354 (Note 7). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment. The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 8 above and marketable securities discussed in note 4 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment discussed in Note 3 is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data. The fair values of the impaired vessels discussed in Note 5 are determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2011 and 2010 are as follows:

	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	175,708	175,708	276,637	276,637
Restricted cash	5,984	5,984	6,291	6,291
Marketable securities	2,534	2,534	—	—
Investments	1,000	1,000	1,000	1,000
Debt	1,515,663	1,512,651	1,562,467	1,555,374

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of income or in the balance sheet, as a component of Accumulated other comprehensive loss.

Fair Value of Derivative Instruments

		Asset Derivatives		Liability Derivatives
		December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	20,421	23,053

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	8,414	24,052

Subtotal		—	—	28,835	47,105

Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	8,807	9,433

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	9,386	12,386

Bunker swaps	Current portion of financial instruments—Fair value	1,755	3,378	—	—

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	498	—	—

Subtotal		1,755	3,876	18,193	21,819

Total derivatives		1,755	3,876	47,028	68,924

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Effect of Derivative Instruments on the Statement of Financial Performance for the Years Ended December 31, 2011, 2010 and 2009

Derivatives in Cash Flow Hedging Relationships

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion)
Derivative		Amount
		2011	2010	2009
Interest rate swaps		(9,624)	(25,236)	(8,083)

Total		(9,624)	(25,236)	(8,083)

	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2011	2010	2009
Interest rate swaps	Depreciation expense	(117)	(42)	(13)
Interest rate swaps	Interest and finance costs, net	(26,772)	(29,424)	(21,891)

Total		(26,889)	(29,466)	(21,904)

	Gain (Loss) Recognized in Income on Derivative (Ineffective Portion) Location
Derivative		Amount
		2011	2010	2009
Interest rate swaps	Interest and finance costs, net	—	(143)	278

Total		—	(143)	278

Derivatives Not Designated as Hedging Instruments

Derivative	Gain (Loss) Recognized on Derivative Location	Amount
		2011	2010	2009
Interest rate swaps	Interest and finance costs, net	(5,352)	(8,356)	3,866
Bunker swaps	Interest and finance costs, net	4,260	356	8,108

Total		(1,092)	(8,000)	11,974

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2011 and 2010:

Recurring measurements:	December 31, 2011	Quoted Prices in Active Markets for Identical Assets/ (Liabilities) (Level 1)	Significant Other Observable Inputs Assets/ (Liabilities) (Level 2)	Unobservable Inputs Assets/ (Liabilities) (Level 3)
Interest rate swaps	(47,028)	—	(47,028)	—
Marketable Securities	2,534		2,534
Bunker swaps	1,755	—	1,755	—

	(42,739)	—	(42,739)	—

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2011, 2010 AND 2009

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Recurring measurements:	December 31, 2010	Quoted Prices in Active Markets for Identical Assets/ (Liabilities) (Level 1)	Significant Other Observable Inputs Assets/ (Liabilities) (Level 2)	Unobservable Inputs Assets/ (Liabilities) (Level 3)
Interest rate swaps	(68,924)	—	(68,924)	—
Bunker swaps	3,876	—	3,876	—

	(65,048)	—	(65,048)	—

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2011 and 2010:

Nonrecurring basis	December 31, 2011	Unobservable Inputs (Level 3)
Vessels held for sale (Note 5)	$43,674	$43,674

	$43,674	$43,674

Nonrecurring basis	December 31, 2010	Unobservable Inputs (Level 3)
Vessels held for use (Note 5)	$10,546	$10,546

	$10,546	$10,546

16.	Subsequent Events

(a)	On January 17, 2012 the Company drew down $28,358 being the available unused amount of an existing credit facility (Note 7).

(b)	On January 25, 2012, the Company announced a quarterly dividend of $0.15 cents per share, which was paid on February 14, 2012 to shareholders of record on February 9, 2012.

(c)	On January 31, 2012 the Company agreed to the terms of a bank loan for an amount of $73,600 relating to the financing of its first DP2 suezmax shuttle tanker, expected to be delivered at the first quarter of 2013.