Form 20-F/A
period 2011-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2012-05-14
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

This Amendment No. 1 to the Annual Report on Form 20-F of Tsakos Energy Navigation Limited for the fiscal year ended December 31, 2011, as filed with the Securities and Exchange Commission on April 17, 2012, is being filed solely to furnish the interactive data files as Exhibit 101 to the Annual Report in accordance with Rule 405 of Regulation S-T.

Users of this data are advised pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of any registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, and otherwise are not subject to liability under those sections.

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, modify, update or restate the information contained in the Form 20-F, or reflect any events that have occurred after the Form 20-F was originally filed.

PART III

Item 19.	Exhibits

Exhibit No.	Description

101.INS	XBRL Instance Document (furnished herewith)

101.SCH	XBRL Taxonomy Extension Schema (furnished herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (furnished herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (furnished herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (furnished herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (furnished herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	May 14, 2012

3