Form 20-F
period 2013-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2014-04-11
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange
Preferred share purchase rights	New York Stock Exchange
Series B Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2013, there were 57,969,448 of the registrant’s Common Shares, 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares outstanding.

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

All statements in this Annual Report on Form 20-F that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

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

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability of our counterparties including our charterers and shipyards to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3. of this Annual Report on Form 20-F.

We caution that the forward-looking statements included in this Annual Report on Form 20-F represent our estimates and assumptions only as of the date of this Annual Report on Form 20-F and are not intended to give any assurance as to future results. These forward-looking statements are not statements of historical fact and represent only our management’s belief as of the date hereof, and involve risks and uncertainties that could cause actual results to differ materially and inversely from expectations expressed in or indicated by the forward-looking statements. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, supply and demand for crude oil carriers and product tankers and LNG carriers, charter rates and vessel values, supply and demand for crude oil and petroleum products and liquefied natural gas, accidents, collisions and spills, environmental and other government regulation, the availability of debt financing, fluctuation of currency exchange and interest rates and the other risks and uncertainties that are outlined in this Annual Report on Form 20-F. As a result, the forward-looking events discussed in this Annual Report on Form 20-F might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

PART I

Tsakos Energy Navigation Limited is a Bermuda company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Tsakos Energy Navigation,” “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2013. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for the years ended December 31, 2013, 2012, and 2011, and the consolidated balance sheets at December 31, 2013 and 2012, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2013	2012	2011	2010	2009
Income Statement Data
Voyage revenues	$418,379	$393,989	$395,162	$408,006	$444,926
Expenses
Commissions	16,019	12,215	14,290	13,837	16,086
Voyage expenses	116,980	111,797	127,156	85,813	77,224
Charter hire expense	—	—	—	1,905	—
Vessel operating expenses(1)	130,760	133,251	129,884	126,022	144,586
Depreciation	95,349	94,340	101,050	92,889	94,279
Amortization of deferred dry-docking costs	5,064	4,910	4,878	4,553	7,243
Management fees	15,896	15,887	15,598	14,143	13,273
General and administrative expenses	4,366	4,093	4,292	3,627	4,069
Management incentive award	—	—	—	425	—
Stock compensation expense	469	730	820	1,068	1,087
Foreign currency losses (gains)	293	30	458	(378)	730
Net loss (gain) on sale of vessels	—	1,879	(5,001)	(19,670)	(5,122)
Vessel impairment charge	28,290	13,567	39,434	3,077	19,066
Operating income (loss)	4,893	1,290	(37,697)	80,695	72,405
Other expenses (income):
Interest and finance costs, net	40,917	51,576	53,571	62,283	45,877
Interest and investment income	(366)	(1,348)	(2,715)	(2,626)	(3,572)
Other, net	2,912	118	397	3	(75)
Total other expenses (income), net	43,463	50,346	51,253	59,660	42,230
Net (loss) income	(38,570)	(49,056)	(88,950)	21,035	30,175
Less: Net (income) loss attributable to non-controlling interest	1,108	(207)	(546)	(1,267)	(1,490)
Net (loss) income attributable to Tsakos Energy Navigation Limited.	$(37,462)	$(49,263)	$(89,496)	$19,768	$28,685
Effect of preferred dividends	(3,676)	—	—	—	—
Net income attributable to Tsakos Energy Navigation Limited common stockholders	$(41,138)	$(49,263)	$(89,496)	$19,768	$28,685
Per Share Data
Earnings (loss) per share, basic	$(0.73)	$(0.92)	$(1.94)	$0.50	$0.78
Earnings (loss) per share, diluted	$(0.73)	$(0.92)	$(1.94)	$0.50	$0.77
Weighted average number of shares, basic	56,698,955	53,301,039	46,118,534	39,235,601	36,940,198
Weighted average number of shares, diluted	56,698,955	53,301,039	46,118,534	39,601,678	37,200,187
Dividends per common share, paid	$0.15	$0.50	$0.60	$0.60	$1.15
Cash Flow Data
Net cash provided by operating activities	117,923	60,862	45,587	83,327	117,161
Net cash used in investing activities	(144,437)	(42,985)	(69,187)	(240,115)	(75,568)
Net cash provided by (used in) financing activities	44,454	(49,288)	(77,329)	137,244	(57,581)
Balance Sheet Data (at year end)
Cash and cash equivalents	$162,237	$144,297	$175,708	$276,637	$296,181
Cash, restricted	9,527	16,192	5,984	6,291	6,818
Investments	1,000	1,000	1,000	1,000	1,000
Advances for vessels under construction	58,521	119,484	37,636	81,882	49,213
Vessels, net book value	2,173,068	2,088,358	2,194,360	2,235,065	2,009,965
Total assets	2,483,899	2,450,884	2,535,337	2,702,260	2,549,720
Long-term debt, including current portion	1,380,298	1,442,427	1,515,663	1,562,467	1,502,574
Total stockholders’ equity	997,663	926,840	919,158	1,019,930	914,327
Fleet Data
Average number of vessels(2)	47.5	47.9	47.8	46.1	46.6
Number of vessels (at end of period)(2)	48.0	46.0	48.0	48.0	47.0
Average age of fleet (in years)(3)	7.1	6.5	7.0	6.8	6.8
Earnings capacity days(4)	17,339	17,544	17,431	16,836	17,021
Off-hire days(5)	385	889	502	400	390
Net earnings days(6)	16,954	16,655	16,929	16,436	16,631
Percentage utilization(7)	97.8%	94.9%	97.1%	97.6%	97.7%
Average TCE per vessel per day(8)	$17,902	$17,163	$16,047	$19,825	$22,329
Vessel operating expenses per ship per day(9)	$7,634	$7,755	$7,606	$7,647	$8,677
Vessel overhead burden per ship per day(10)	$1,196	$1,180	$1,188	$1,144	$1,083

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	Includes chartered in vessels for 2010.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, off-hire days for the rest of the fleet were 337.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, percentage utilization was 98%.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands except for days and per day amounts):

	2013	2012	2011	2010	2009
Voyage revenues	$418,379	$393,989	$395,162	$408,006	$444,926
Less: Voyage expenses	(116,980)	(111,797)	(127,156)	(85,813)	(77,224)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	2,110	3,660	3,650	3,650	3,650

Time charter equivalent revenues	303,509	285,852	271,656	325,843	371,352

Net earnings days	16,954	16,655	16,929	16,436	16,631
Average TCE per vessel per day	$17,902	$17,163	$16,047	$19,825	$22,329

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2013 on:

•	an actual basis; and

•

as adjusted basis giving effect to (i) debt repayments of $37.9 million, (ii) the payment of newbuilding installments of $46.3 million, (iii) the payment of $2.5 million of preferred share dividends, (iv) the issuance of 1,077,847 common shares for net proceeds of $7.2 million under our distribution agency agreement and (v) the issuance of 12,995,000 common shares for net proceeds of $82.7 million under an offering completed on February 5, 2014.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2013 and April 10, 2014.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2013
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$162,237	3,137	$165,374
Restricted cash	9,527	0	9,527

Total cash	171,764	3,137	174,901

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,380,298	(37,933)	$1,342,365

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2013 on an actual and as adjusted basis	4,000	0	4,000
Common shares, $1.00 par value; 85,000,000 shares authorized; 57,969,448 shares issued and outstanding at December 31, 2013 and 72,042,295 on an as adjusted basis	57,969	14,073	72,042
Additional paid-in capital	500,737	75,774	576,511
Accumulated other comprehensive loss	(6,789)	0	(6,789)
Retained earnings	430,548	(2,479)	428,069
Non-controlling interest	11,198	0	11,198

Total stockholders’ equity	997,663	87,368	1,085,031

Total capitalization	$2,377,961	49,435	$2,427,396

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The charter markets for crude oil carriers and product tankers have deteriorated significantly since the summer of 2008, which could affect our future revenues, earnings and profitability.

After reaching highs during the summer of 2008, charter rates for crude oil carriers and product tankers fell dramatically thereafter. While the rates occasionally improved in certain sectors for a limited period between 2009 and 2012, generally they remained significantly below the levels that contributed to our increasing revenues and profitability through 2008. A further significant decline occurred during 2011 and 2012 to low levels, and, apart from possible temporary seasonal or regional rate spikes, charter rates remained at historically low levels throughout most of 2013.

As of April 10, 2014, 19 of the vessels owned by our subsidiary companies were employed under spot charters that are scheduled to expire in April 2014 and 28 of the vessels were employed on time charters, which, if not extended, are scheduled to expire during the period between May 2014 and June 2028. In addition, nine of our subsidiaries’ vessels have profit sharing provisions in their time charters that are based upon prevailing market rates and one vessel is employed in a pool arrangement at variable rates. If low rates in the charter market return and continue for any significant period in 2014, it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. The decline in prevailing charter rates also affects the value of our vessels, which follows the trends of charter rates and earnings on our charters.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. While there are some indications that the global economy is improving, concerns over debt levels of certain other European Union member states and poor liquidity of European banks and attempts to find appropriate solutions are expected to lead to slow growth in most of Europe in 2014. We cannot provide any assurance that the global recession will not return and tight credit markets will not continue or become more severe.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking, commodities and securities markets around the world, among other geopolitical factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. However, these recent and developing economic, geopolitical and governmental factors, together with the concurrent decline in charter rates and vessel values, could have a material adverse effect on our results of operations, financial condition, cash flows or share price.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the supply, price, production and transport of oil, including:

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

The crude oil and petroleum products shipping industry is cyclical with attendant volatility in charter hire rates and profitability. After reaching highs in mid-2008, charter hire rates for oil product carriers have remained poor with some short periods of relative respite. In addition, hire and spot rates for large crude carriers remained low since the middle of 2010, often resulting in rates well below break-even. The charter rates for 29 of the vessels owned by our subsidiary companies are on variable basis or include a variable element and the time charters (whether fixed or partly variable) for seven of the vessels owned by our subsidiary companies may expire within six months if not extended. As a result, we will be exposed to changes in the charter rates which could affect our earnings and the value of our vessels at any given time.

Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Our operating results are subject to seasonal fluctuations.

The tankers owned by our subsidiary companies operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30. However, there may be periods in the northern hemisphere, such as in the winter of 2011/2012, when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

An increase in the supply of vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 12% of the existing world tanker fleet as of March 31, 2014 and, although the order book has substantially declined over the past eighteen months as vessels have been delivered, no assurance can be given that the order book will not begin to increase again in proportion to the existing fleet. If supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. Continued weakness or a further decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, panamax, handymax and handysize tankers, as well as owners in the shuttle tanker and LNG markets, who are other independent tanker companies, as well as national and independent oil companies, some of whom have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

Acts of piracy on ocean-going vessels, although recently declining in frequency, could still adversely affect our business.

Since 2009, the frequency of pirate attacks on seagoing vessels has remained high, particularly in the western part of the Indian Ocean, despite a recent decline, and increasingly off the west coast of Africa. If piracy attacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden has been, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks, international hostilities and economic and trade sanctions can affect the tanker industry, which could adversely affect our business.

An attack like that of September 11, 2001 in the United States, longer-lasting wars or international hostilities, such as in Afghanistan, Iraq, Syria and Libya, or continued turmoil and hostilities in the Middle East or North Africa or potential hostilities between North and South Korea, or between China and Japan, or between Ukraine and Russia, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan, Syria and Russia may also impact the availability of crude oil which would increase the availability of tankers thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes.

Our charterers may direct one of our vessels to call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common shares.

On charterers’ instructions, contrary to our charter-terms and contrary to standing instructions to our technical managers and vessels’ officers, our subsidiaries’ vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism. The U.S., UN- and EU- sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the United States enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or “CISADA,” which expanded the scope of the Iran Sanctions Act of 1996. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in October 2012, President Obama issued an executive order implementing the Iran Threat Reduction and Syria Human Rights Act of 2012 (the “ITRA”) which extends the application of all U.S. laws and regulations relating to Iran to non-U.S. companies controlled by U.S. companies or persons as if they were themselves U.S. companies or persons, expands categories of sanctionable activities, adds additional forms of potential sanctions and imposes certain related reporting obligations with respect to activities of SEC registrants and their affiliates. The ITRA also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is controlling beneficial owner of, or otherwise owns, operates or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years. Finally, in January 2013, the U.S. enacted the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”) which expanded the scope of U.S. sanctions on any person that is part of Iran’s energy, shipping or shipbuilding sector and operators of ports in Iran, and imposes penalties on any person who facilitates or otherwise knowingly provides significant financial, material or other support to these entities.

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

Our business and the operation of our subsidiaries’ vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. We have incurred significant expenses in order to comply with these regulations and requirements, including the costs of ship modifications and changes in operating procedures, additional maintenance and inspection requirements, contingency arrangements for potential spills, insurance coverage and full implementation of the new security-on-vessels requirements.

Because environmental regulations may become stricter, future regulations may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading (“Tsakos Shipping”), Tsakos Columbia Shipmanagement (“TCM”) or Tsakos Energy Management Limited (“Tsakos Energy Management”), companies that provide technical and commercial management services for our subsidiaries’ vessels and us, or others in the management or operation of our subsidiaries’ vessels. Although we currently maintain, and plan to continue to maintain, for each of our subsidiaries’ vessels’ pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available, and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Our subsidiaries’ vessels could be arrested at the request of third parties.

Under general maritime law in many jurisdictions, crew members, tort claimants, vessel mortgagees, suppliers of goods and services and other claimants may lien a vessel for unsatisfied debts, claims or damages. In many jurisdictions a maritime lien holder may enforce its lien by arresting a vessel through court process. In some jurisdictions, under the extended sister ship theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s maritime lien has arisen, but also any associated vessel under common ownership or control. While in some jurisdictions which have adopted this doctrine, liability for damages is limited in scope and would only extend to a company and its ship-owning subsidiaries, we cannot assure you that liability for damages caused by some other vessel determined to be under common ownership or control with our subsidiaries’ vessels would not be asserted against us.

Risks Related To Our Business

The current low tanker values and any future declines in these values affect our ability to comply with various covenants in our credit facilities unless waived or modified by our lenders.

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation. The oversupply of tankers and depressed tanker charter market have adversely affected tanker values since the middle of 2008, and despite the young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, has resulted in a significant decline in the charter-free values of the vessels. Vessel values have recovered to a certain degree since the end of 2013 and may remain at current low levels for a prolonged period, decline further or rise. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission and none of our lenders under our credit facilities has requested such prepayment or additional cash collateral. For all of the loans which contain a corporate leverage requirement, the lenders have agreed to increase the leverage ceiling, and for ten loans with loan-to-asset value shortfalls we and the relevant lenders have agreed to lower required loan-to-asset values, in both cases until July 1, 2014, when such covenants revert to original requirements, unless the relevant lenders agree to extend the waivers. There is one further loan, with an outstanding balance of $34.3 million where loan-to-value non-compliance existed at December 31, 2013, but for which a waiver was not sought. In respect of this loan, an amount of $5.9 million has been reclassified as a current liability.

Although the recovery in values had contributed to our compliance with original corporate leverage requirements and with most of the loan-to-asset value requirements as at December 31, 2013, if we are unable to comply with the financial and other covenants under our credit facilities either before or after certain covenant requirements step up on July 1, 2014, including by repaying outstanding debt or posting additional collateral in the case of loan-to-asset value covenants, and are unable to agree to an extension of the covenant relief in the existing waivers, our lenders could accelerate our indebtedness. Because of the cross-default provisions in our loan agreements, any such default could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the related indebtedness.

Charters at attractive rates may not be available when our current time charters expire.

During 2013, we derived approximately 52% of our revenues from time charters, as compared to 50% in 2012. As our current period charters on nine of the vessels owned by our subsidiary companies expire in the remainder of 2014, it may not be possible to re-charter these vessels on a period basis at attractive rates given the currently depressed state of the charter market. If attractive period charter opportunities are not available, we would seek to charter the vessels owned by our subsidiary companies on the spot market, which has been at low levels for some time and is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again. During the period of layup, the vessel will continue to incur expenditures such as insurance, reduced crew wages and maintenance costs.

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

We do not have the employee infrastructure to manage our operations and have no physical assets. Our subsidiaries own the vessels in the fleet and the contracts to construct our newbuildings. We have engaged Tsakos Energy Management to perform all of our executive functions. Tsakos Energy Management employees directly provide us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping and TCM.

We derive significant benefits from our relationship with the Tsakos Energy Management and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if Tsakos Energy Management, Tsakos Shipping or TCM becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, we cannot offer any assurances that the terms of such management agreements would be more beneficial to the Company in the long term.

Tsakos Energy Management, Tsakos Shipping and TCM are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management, Tsakos Shipping and TCM to continue providing services for our and our subsidiaries’ benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and, because each of these companies is privately held, it is unlikely that information about their financial strength would become public. Any such problems affecting these organizations could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping and TCM have the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2013 would have resulted in a payment of approximately $145.3 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management, Tsakos Shipping and TCM is very limited.

In the event Tsakos Energy Management breaches its management agreement with us, we or our subsidiaries could bring a lawsuit against it. However, because neither we nor they are ourselves party to a contract with Tsakos Shipping or TCM, it may be difficult to sue Tsakos Shipping and TCM for breach of their obligations under their contracts with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue Tsakos Shipping and TCM. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under the management agreement. Therefore, it is unlikely that we or our subsidiaries would be able to obtain any meaningful recovery if we or they were to sue Tsakos Energy Management, Tsakos Shipping or TCM on contractual grounds.

Tsakos Shipping provides chartering services to other tankers and TCM manages other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of the other tankers.

In addition to the vessels that it manages for the fleet, TCM technically manages a fleet of privately owned vessels and seeks to acquire new third-party clients. These vessels are operated by the same group of TCM employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is possible that Tsakos Shipping, which provides chartering service for nearly all vessels technically managed by TCM, might allocate charter or spot opportunities to other TCM managed vessels when our subsidiaries’ vessels are unemployed, or could allocate more lucrative opportunities to its other vessels. It is also possible that TCM could in the future agree to manage more tankers that directly compete with the fleet.

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

The global economic downturn that commenced in 2008 has resulted in a decrease in vessel values. The decrease in value accelerated during 2013 until the latter part of the year as a result of excess fleet capacity and falling freight rates. In addition, although our subsidiaries currently own a modern fleet, with an average age of 7.3 years as of March 31, 2014, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time to time result in asset write-downs that could adversely affect results of operations.

If TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provide to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although TCM has a contract with a number of manning agencies and sponsors various marine academies in the Philippines, Greece and Russia, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of TCM are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, some of our subsidiaries’ vessels operate under flags of convenience and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to purchase our newbuildings present certain economic and other risks.

As of April 10, 2014, our subsidiaries have a contract to construct a newbuilding LNG carrier, to be delivered in 2016 and contracts to build nine aframax crude carriers. A shuttle tanker newbuilding had also been previously ordered, but the contract is being renegotiated with the shuttle tanker being cancelled and two alternative vessels being considered instead. Our subsidiaries may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards periodically experience financial difficulties.

Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels our subsidiaries may agree to acquire, would delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of recent tensions involving North Korea; weather interference or catastrophic event, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand and a dispute with the shipyard building the vessel.

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

We may not be able to finance the construction of the vessels our subsidiaries have on order.

We have not finalized financing arrangements to fund the balance of the purchase price due for financing the LNG carrier on order with delivery expected in 2016, or for the nine aframax crude carriers recently ordered or for other orders under negotiation. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

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

The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

The existing LNG carrier is on charter until March 2016 and a replacement charter has not yet been arranged for it, nor for the LNG carrier newbuilding with expected delivery in 2016. Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters for the LNG carriers, or for any new LNG carriers our subsidiaries may acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

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

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. During the period from 2005 to 2010, the global fleet of LNG carriers grew by an average of 15% per year due to the construction and delivery of new LNG carriers. Although the global newbuilding order book dropped steeply in 2009 and 2010, 114 orders for newbuilding LNG carriers were placed between 2012 and the first quarter of 2014. The newbuilding order book of almost 112 ships as of December 31, 2013 amounts to 29% of global LNG carrier fleet capacity, with the majority of the newbuildings scheduled for delivery in 2015 and 2016. This and any future expansion of the global LNG carrier fleet may have a negative impact on charter hire rates, ship utilization and ship values, which impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

Our effectiveness in obtaining accretive charters for our existing LNG carrier at the end of its existing charter or for newbuilding LNG carriers will be determined by the reliability and experience of third-party technical managers.

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

As of April 10, 2014, 28 of our subsidiaries’ vessels were employed under time charters. The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company and P&I clubs, as is appropriate and consistent with industry practice. However, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all foreseen liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, for which insurance coverage may become unavailable.

We are subject to funding calls by our protection and indemnity clubs, and our clubs may not have enough resources to cover claims made against them.

Our subsidiaries are indemnified for legal liabilities incurred while operating their vessels through membership in P&I clubs. P&I clubs are mutual insurance clubs whose members must contribute to cover losses sustained by other club members. The objective of a P&I club is to provide mutual insurance based on the aggregate tonnage of a member’s vessels entered into the club. Claims are paid through the aggregate premiums of all members of the club, although members remain subject to calls for additional funds if the aggregate premiums are insufficient to cover claims submitted to the club. Claims submitted to the club may include those incurred by members of the club, as well as claims submitted to the club from other P&I clubs with which our subsidiaries’ P&I clubs have entered into interclub agreements. We cannot assure you that the P&I clubs to which our subsidiaries belong will remain viable or that we will not become subject to additional funding calls which could adversely affect our profitability.

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2013, our debt to capital ratio was 58.0% (debt / debt plus equity), with $1.38 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations, before interest payments, to the payment of principal and interest on this debt. In connection with obtaining waivers from our lenders of non-compliance with certain financial covenants, we have agreed to certain increases in the margin to LIBOR payable under the applicable loans. See “Item 5. Operating and Financial Review and Prospects – Debt.” In 2013, all of our cash flow derived from operations plus an amount from existing cash resources was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Our subsidiaries’ vessels may suffer damage and we may face unexpected dry-docking costs which could affect our cash flow and financial condition.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2014 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2014 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2013, Euro expenses accounted for approximately 54% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 10, 2014, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 30% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

Risks Related To Our Common and Preferred Shares

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

Our Series B and Series C Preferred Shares are subordinate to our debt and your interests could be diluted by the issuance of additional preferred shares, including additional Series B or Series C Preferred Shares, and by other transactions.

Our Series B and Series C Preferred Shares are subordinate to all of our existing and future indebtedness. As of December 31, 2013, we had outstanding indebtedness of approximately $1.38 billion. Our Series B and Series C Preferred Shares rank pari passu with each other and any other class or series of capital stock subsequently established that is not expressly subordinated or senior thereto as to the payment of dividends amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series B and C Preferred Shares and any parity securities are paid, any partial payment shall be made pro rata with respect to shares of Series B and Series C Preferred Shares and any other parity securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time. The issuance of additional preferred shares on a parity with or senior to our Series B and Series C Preferred Shares would dilute the interests of the holders of our Series B and Series C Preferred Shares, and any issuance of preferred shares senior to our Series B and Series C Preferred Shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series B and Series C Preferred Shares. Other than the increase in the dividend that may occur in a circumstance described under “Item 10. Additional Information—Description of Share Capital—Preferred Shares”, none of the provisions relating to our Series B and Series C Preferred Shares contain any provisions affording the holders of our Series B and Series C Preferred Shares protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series B and Series C Preferred Shares, so long as the rights of our Series B and Series C Preferred Shares are not directly materially and adversely affected.

The market price of our common shares and preferred shares may be unpredictable and volatile.

The market price of our common shares and Series B and Series C Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

If the market price of our common shares falls to and remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use common shares as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common shares.

We may not be able to pay cash dividends on our common shares or preferred shares as intended.

During 2013, we paid dividends on our common shares totaling $0.15 per common share. In March, 2014, the Company announced a common share dividend of $0.05 per common share to be paid on May 22, 2014 to holders of record as of May 19, 2014. In addition, during 2013 we paid dividends on our preferred shares totaling $1.9 million and another $2.5 million in January 2014. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a limit on dividends exceeding 50% of net income for any particular year, plus certain additional amounts permitted to the extent 50% of aggregate net income in prior years exceeded dividends paid during such years, as well as other relevant factors. Net losses that we incurred in certain of our historical periods as well as dividends that we historically paid reduce the amount of the accumulated consolidated net income from which we are permitted to pay dividends under our loan agreements while net income in other periods increases the amount. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series B and Series C Preferred Shares. We may have insufficient cash to pay dividends on or satisfy our redemption obligations under the terms of our Series B and Series C Preferred Shares. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

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

The terms of the Series B and Series C Preferred Shares do not restrict our ability to engage in certain transactions, including spinoffs, transfers of assets or the formation of a master limited partnership, joint venture or other entity that may involve issuance of interests to third-parties in a substantial portion of our assets.

Although the terms of the Series B and Series C Preferred Shares contain restrictions on our ability to dilute the value of the Series B and Series C Preferred Shares by issuing additional securities ranking senior or pari passu thereto, we may engage in other transactions that will result in a transfer of value to third parties. We may elect to sell one or more of our vessels or vessel-owning subsidiaries, conduct a spinoff of such vessels or subsidiaries, or contribute such vessels or vessel-owning subsidiaries to a joint venture, master limited partnership or other entity on terms with which holders of our preferred shares do not agree or that are not in the best interests of the holders of Series B and Series C Preferred Shares. Any such transfer may reduce our asset base and our rights to cash flows related to the transferred assets. If we contribute assets to a joint venture or master limited partnership, the joint venture or master limited partnership may be owned by or issue equity securities to public or private investors, thereby reducing our percentage interest in such assets and in the related cash flows.

Market interest rates may adversely affect the value of our Series B and Series C Preferred Shares.

One of the factors that influences the price of our Series B and C Preferred Shares is the dividend yield on the Series B and Series C Preferred Shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series B and Series C Preferred Shares to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series B or Series C Preferred Shares to decrease.

Holders of Series B and Series C Preferred Shares have extremely limited voting rights.

The voting rights of holders of Series B and Series C Preferred Shares will be extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. Holders of Series B and Series C Preferred Shares will have no voting rights other than the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

Our ability to pay dividends on and to redeem or purchase our Series B and Series C Preferred Shares is limited by the requirements of Bermuda law and covenants in our loan agreements.

Bermuda law provides that we may pay dividends on the Series B and Series C Preferred Shares only to the extent that assets are legally available for such purposes. Dividends and distributions may only be paid or made if we can meet the solvency tests in the Companies Act. In addition, under Bermuda law we may not pay dividends on Series B and Series C Preferred Shares if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than its liabilities.

Under Bermuda law, we may redeem or purchase the Series B and Series C Preferred Shares subject to the following limitations. Amounts paid for such redemption or purchase in excess of the $1.00 par value of the shares may only come from the proceeds of a new issue of shares made for the purpose of the redemption or purchase, out of share premium or out of funds that would otherwise be available for dividends or distributions. The $1.00 par value of the redeemed or repurchased Series B or Series C Preferred Shares may be paid out of the capital paid up on such shares or funds that would otherwise be available for dividends or distributions. A redemption or repurchase is not lawful if there are reasonable grounds for believing that we are, or thereafter would be, unable to pay our liabilities as they become due.

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

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 77 vessels and has sold 28 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

Tsakos Energy Navigation Limited is a leading provider of international seaborne petroleum product and crude oil transportation services and, as of April 10, 2014, operated a fleet of 45 modern petroleum product tankers and crude oil carriers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes one 2007-built Liquefied Natural Gas (“LNG”) carrier and two 2013-built shuttle suezmax tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 48 vessels. We have also under construction a 174,000 cbm LNG carrier with expected delivery in 2016 and nine crude aframaxes with expected deliveries in 2016 and 2017. The resulting fleet (assuming no further sales or acquisitions) would comprise 58 vessels representing approximately 5.9 million dwt.

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

Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Shipmanagement S.A., or TCM. TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our vessels apart from the LNG carrier Neo Energy, the VLCC Millennium and the Suezmax tanker Eurochampion 2004, which are technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for over 170 vessels and crewing services for an additional 143 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

Tsakos Shipping continues to provide commercial management services for our vessels, which include chartering, charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing.

As of April 10, 2014, our fleet consisted of the following 48 vessels:

Number of Vessels	Vessel Type

1	VLCC

10	Suezmax

8	Aframax

3	Aframax LR2

9	Panamax LR1

6	Handymax MR2

8	Handysize MR1

1	LNG carrier

2	Shuttle DP2

Total 48

Twenty-one of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the opportunity to be one of the more versatile operators in the market. The current fleet totals approximately 4.8 million dwt, all of which is double-hulled. As of March 31, 2014, the average age of the tankers in our current operating fleet was 7.3 years, compared with the industry average of 9.0 years.

In addition to the vessels operating in our fleet as of April 10, 2014, we have also entered into certain agreements for additional vessels with established shipyards, Daewoo-Mangalia Heavy Industries, Hyundai Heavy Industries and Sungdong Shipbuilding.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $3.7 billion, including investments of approximately $3.5 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, handymax tankers, one LNG carrier, and the two DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil transportation needs. We had also committed a sizable part of our newbuilding and acquisition program, in the past, to ice-class vessels, which are vessels that can access ice-bound ports depending on certain thickness of ice. We have 21 ice-class vessels. Additionally, we entered the LNG market with the delivery of our first LNG carrier in 2007 and have contracted for the construction of at least one additional LNG carrier newbuilding. We also entered the shuttle tanker market with our first DP2 suezmax Rio 2016 which was delivered in March 2013 and our second DP2 suezmax Brasil 2014 which was delivered in April 2013, each of which have commenced 15-year time charter with Petrobras.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment, pools and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97%.

•

High-Quality, sophisticated clientele. For over 40 years, Tsakos entities have maintained relationships with and achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Petrobras, BP, ExxonMobil, Flopec, Hyundai Merchant Marine, BG, ST Shipping, Shell and Lukoil are among the regular customers of Tsakos Energy Navigation, in particular.

•

Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on rising demand for LNG sea transport and offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate one LNG carrier and two newly-built DP2 suezmax shuttle tankers.

•

Entering offshore sector. With the delivery of two suezmax DP2 shuttle tankers in March and April 2013, which operate on long-term charters with one of the largest developers of offshore oil fields, we have made a presence in a shipping sector previously dominated by only a small handful of shipping companies. It is our intention to seek other opportunities in servicing the offshore oil exploration and production industry, building on the well established relationships with existing oil major customers which are exploiting the rich deposits of sub-marine oil fields.

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

As of April 10, 2014, our fleet consisted of the following 48 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)
VLCC
1. Millennium	1998	301,171	1998	time charter	December 2014

SUEZMAX
1. Silia T(3)	2002	164,286	2002	time charter	August 2015
2. Triathlon	2002	164,445	2002	spot	—
3. Eurochampion 2004	2005	164,608	2005	spot	—	ice-class 1C
4. Euronike(3)	2005	164,565	2005	time charter	September 2014	ice-class 1C
5. Archangel	2006	163,216	2006	spot	—	ice-class 1A
6. Alaska	2006	163,250	2006	time charter	September 2014	ice-class 1A
7. Arctic	2007	163,216	2007	spot	—	ice-class 1A
8. Antarctic	2007	163,216	2007	spot	—	ice-class 1A
9. Spyros K(4)	2011	157,740	2011	time charter	May 2022
10. Dimitris P(4)	2011	157,648	2011	time charter	August 2023

SUEZMAX DP2 SHUTTLE
1. Rio 2016	2013	157,000	2013	time charter	May 2028
2. Brasil 2014	2013	157,000	2013	time charter	June 2028

AFRAMAX
1. Proteas	2006	117,055	2006	spot	—	ice-class 1A
2. Promitheas	2006	117,055	2006	spot	—	ice-class 1A
3. Propontis	2006	117,055	2006	time charter	March 2015	ice-class 1A
4. Izumo Princess	2007	105,374	2007	spot	—	DNA
5. Sakura Princess	2007	105,365	2007	pool	—	DNA
6. Maria Princess	2008	105,346	2008	spot	—	DNA
7. Nippon Princess	2008	105,392	2008	time charter	July 2014	DNA
8. Ise Princess	2009	105,361	2009	spot	—	DNA
9. Asahi Princess	2009	105,372	2009	spot	—	DNA
10. Sapporo Princess	2010	105,354	2010	spot	—	DNA
11. Uraga Princess	2010	105,344	2010	spot	—	DNA

PANAMAX
1. Andes(5)	2003	68,439	2003	time charter	November 2016
2. Maya(5)(6)	2003	68,439	2003	time charter	September 2016
3. Inca(5)(6)	2003	68,439	2003	time charter	May 2016
4. Selecao	2008	74,296	2008	time charter	August 2014
5. Socrates	2008	74,327	2008	time charter	July 2014
6. World Harmony(5)	2009	74,200	2010	time charter	April 2016
7. Chantal(5)	2009	74,329	2010	time charter	June 2016
8. Selini(3)	2009	74,296	2010	time charter	April 2015
9. Salamina(3)	2009	74,251	2010	time charter	April 2015

HANDYMAX
1. Artemis	2005	53,039	2006	time charter	November 2014	ice-class 1A
2. Afrodite(7)	2005	53,082	2006	time charter	June 2015	ice-class 1A
3. Ariadne(3)	2005	53,021	2006	time charter	May 2014	ice-class 1A
4. Aris	2005	53,107	2006	time charter	May 2017	ice-class 1A
5. Apollon(7)	2005	53,149	2006	time charter	July 2015	ice-class 1A
6. Ajax	2005	53,095	2006	time charter	May 2015	ice-class 1A

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)
HANDYSIZE
1. Didimon	2005	37,432	2005	time charter	June 2014
2. Arion	2006	37,061	2006	spot	—	ice-class 1A
3. Delphi	2004	37,432	2006	time charter	February 2015
4. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A
5. Andromeda	2007	37,061	2007	spot	—	ice-class 1A
6. Aegeas	2007	37,061	2007	spot	—	ice-class 1A
7. Byzantion	2007	37,275	2007	spot	—	ice-class 1B
8. Bosporos	2007	37,275	2007	spot	—	ice-class 1B

LNG
1. Neo Energy	2007	85,602	2007	time charter	March 2016	Membrane
Total Vessels	48	4,786,911

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment.
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	Charterers have the option to terminate the charter party after at least 12 months with a three months notice.
(6)	49% of the holding company of these vessels is held by a third party.
(7)	The charter-rate for the second year provides for a potential increase above the minimum rate based on the fair market one-year charter-rate determined at the end of the first year.

On December 10, 2013, the Company signed contracts for the construction of five aframax tankers with Daewoo Shipbuilding and four additional aframax tankers with the same yard signed on February 26, 2014. On March 21, 2011, the Company ordered two suezmax DP2 shuttle tankers from Sungdong Shipbuilding in South Korea. We took delivery of the first suezmax DP2 tanker Rio 2016 on March 11, 2013, and the second one, Brasil 2014 on April 23, 2013. In addition, an LNG carrier has been ordered from Hyundai Heavy Industries (see below). The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the Sungdong shipyard and Hyundai Heavy Industries in South Korea in the design of the newbuildings and continues to work with the shipyard during the construction period. TCM provides supervisory personnel present during the construction. A further shuttle tanker had been ordered from Sungdong, but the contract is being renegotiated with the shuttle tanker being cancelled and two alternative vessels being considered instead. A first installment of $4.5 million had been paid in the first quarter of 2013 and this amount will be set against the installments of whatever new constructions are decided.

Our newbuildings under construction as of April 10, 2014, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Aframaxes
1. Hull 5010	Q2 2016	Daewoo Shipbuilding	112,700	51.2
2. Hull 5011	Q2 2016	Daewoo Shipbuilding	112,700	51.2
3. Hull 5012	Q3 2016	Daewoo Shipbuilding	112,700	51.2
4. Hull 5013	Q4 2016	Daewoo Shipbuilding	112,700	51.2
5. Hull 5014	Q1 2017	Daewoo Shipbuilding	112,700	51.2
6. Hull 5015	Q1 2017	Daewoo Shipbuilding	112,700	51.7
7. Hull 5016	Q2 2017	Daewoo Shipbuilding	112,700	51.7
8. Hull 5017	Q2 2017	Daewoo Shipbuilding	112,700	51.7
9. Hull 5018	Q3 2017	Daewoo Shipbuilding	112,700	51.7
Total Aframaxes			1,014,300	462.8
LNG Carrier
1. Hull HN2612(1)	Q1 2016	Hyundai Heavy Industries	93,600	222.6
Total LNG Carrier			93,600	222.6

(1)	Including extra cost agreed as of December 31, 2013.

As of April 10, 2014, negotiations are in progress to obtain bank financing for all the vessels listed above. The Company anticipates being able to secure adequate financing within 2014.

Under the newbuilding contracts, the purchase prices for the ships are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. We make progress payments equal to between 30% and 50% of the purchase price of each vessel during the period of its construction. As of April 10, 2014, we had made progress payments of $98.4 million out of the total purchase price of approximately $685.4 million (assuming no changes to the vessels to be constructed) for these newbuildings. Of the remaining amount (assuming no change to the vessels to be constructed), a further $77.7 million is contracted to be paid during 2014.

Fleet Deployment

We strive to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates. In the past two years, this proportion has been over 68% as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. The remainder of the fleet is in the spot market. We believe that our fleet deployment strategy provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2013, 2012 and 2011 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2013	2012	2011
Time Charter—fixed rate	40%	30%	21%
Time Charter—variable rate	24%	32%	39%
Period Employment at variable rates	4%	11%	15%
Spot Voyage	32%	27%	25%
Total Net Earnings Days	16,954	16,655	16,929

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

We have also secured charters for each of our aframax crude oil tanker newbuildings pursuant to our strategic partnership with Statoil for periods from five to twelve years, including options for extension.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our fleet’s technical management, including crewing, maintenance and repair, and voyage operations, has been subcontracted by Tsakos Energy Management to Tsakos Columbia Shipmanagement. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. Three vessels were sub-contracted to third-party ship managers during all of 2013.

The following chart illustrates the management of our fleet:

Technical management of the VLCC, the LNG carrier and one suezmax vessel is subcontracted to unaffiliated third parties.

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our and our subsidiaries’ operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. For 2013 monthly fees for operating vessels were $27,500 per owned vessel and $20,400 for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carrier, Neo Energy, and the two DP2 shuttle tankers, Rio 2016 and Brasil 2014 was $35,000. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $15.5 million in 2013, $15.6 million in 2012 and $15.3 million in 2011. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2013, 2012 and 2011 this commission was approximately 1% of the sale price of a vessel. The total amount paid for these chartering and sale brokerage commissions was $5.2 million in 2013, $5.3 million in 2012 and $5.5 million in 2011. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2011, $2.8 million was charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. No fee was paid in 2013 and 2012.

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

General Administration. Tsakos Energy Management provides us with general administrative, office and support services necessary for our operations and the fleet, including technical and clerical personnel, communication, accounting, and data processing services.

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

In the case of a purchase of a vessel, each broker involved will receive commissions from the seller generally at the industry standard rate of one percent of the purchase price, but subject to negotiation. In the case of a sale of a vessel, each broker involved will receive a commission generally at the industry standard rate of one percent of the sale price, but subject to negotiation. In accordance with the management agreement, Tsakos Energy Management is entitled to charge for sale and purchase brokerage commission, but to date has not done so.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs Tsakos Columbia Shipmanagement, or TCM, to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 64 operating vessels under management (including 45 of our subsidiaries’ vessels) at March 31, 2014, totaling approximately 5.7 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 132 employees engaged in ship management and approximately 2,500 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays TCM a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TCM performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carrier Neo Energy and the VLCC Millennium is provided by non-affiliated ship managers.

Maintenance and Repair. Each of the vessels is dry-docked once every five years in connection with special surveys and, after the vessel is fifteen years old, the vessel is dry-docked every two and one-half years after a special survey (referred to as an intermediate survey), or as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. TCM arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the continuous maintenance program we conduct results in a reduction of the time periods during which our vessels are in dry-dock.

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

TCM arranges employment of captains, officers, engineers and other crew who serve on the vessels. TCM ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the vessels.

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2013.

Customer	Year Ended December 31, 2013
Petrobras	21.3%
Shell	10.6%
Flopec	8.3%
BG (Methane)	7.0%
STLLC	6.8%
Clearlake	6.1%
HMM	5.8%
BP Shipping	3.5%
ST Shipping	3.4%
Litasco	3.1%
IOOC	2.0%
OMV	2.0%
TOR	1.7%
SUN	1.4%
CSSA	1.4%
Irving Oil	1.4%

Regulation

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with them or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. Various governmental and quasi-governmental agencies require us to obtain permits, licenses, certificates, and financial assurances with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses, certificates and financial assurances required for the operation of the vessels will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses, certificates and financial assurances material to the conduct of our operations.

The heightened environmental and quality concerns of classification societies, insurance underwriters, regulators and charterers has led to the imposition of increased inspection and safety requirements on all vessels in the tanker market and the scrapping of older vessels throughout the industry has been accelerated.

IMO. The International Maritime Organization (“IMO”) has negotiated international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters. In March 1992, the IMO adopted amendments to Annex I of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations provide that (1) tankers 25 years old and older must be of double-hull construction or of a mid-deck design with double side construction (with some exceptions for tankers between 25 and 30 years old), and (2) all tankers will be subject to enhanced inspections. All of the vessels in our fleet are of double hull construction.

Current regulations under Annex I of MARPOL provide for inspection and verification requirements and for an aggressive phase-out of single-hull oil tankers, in most cases by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tons deadweight or more constructed after 1982. The regulations, which have increased the number of tankers that are scrapped, are intended to reduce the likelihood of oil pollution in international waters.

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

In 2013 the MEPC adopted a resolution amending the MARPOL Annex I Condition Assessment Scheme (CAS). These amendments, which are expected to become effective on October 1, 2014, revise references to the inspections of bulk carriers and tankers to be consistent with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs, when it becomes mandatory.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO approved proposed amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments were adopted by the MEPC in October 2008 and entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent fuel sulfur content requirements apply in coastal areas designated as Emission Control Areas (“ECAs”), such as the Baltic Sea, the North Sea, certain coastal areas of North America, and the United States Caribbean Sea. The United States ratified the amendments in October 2008.

In July 2011 the IMO adopted amendments to Annex VI to make mandatory technical and operational measures for energy efficiency for ships of 400 gross tons or more. Effective January 1, 2013, all new ships must utilize the Energy Efficiency Design Index, and all ships must develop and implement Ship Energy Efficiency Plans..

The EU Commission is currently investigating the possibility of extending the ECA to the Mediterranean Sea and Black Sea. In addition, the EU Sulphur directive has since January 1, 2010 banned inland waterway vessels and ships berthing in EU ports from using marine fuels with a sulfur content exceeding 0.1% by mass. The prohibition applies to use in all equipment including main and auxiliary engines and boilers. Some EU Member States also require vessels to record the times of any fuel-changeover operations in the ship’s logbook.

The Hong Kong Environmental Protection Department announced on July 17, 2013 that it will introduce legislation, to be implemented in 2015, requiring vessels to burn low sulfur fuel oil whilst berthing in Hong Kong waters. This has followed the voluntary “Fair Winds Charter” of 2011. Currently, the Hong Kong Air Pollution Control (Marine Light Fuel) Regulations, which enters into force on April 1, 2014, provides that the sulfur content of marine light diesel supplied to vessels in Hong Kong must contain 0.05% sulfur content or less.

We have obtained International Air Pollution Prevention certificates for all of our vessels and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. However, if additional ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the IMO or the countries where we operate, compliance with these requirements could entail significant capital expenditures or otherwise increase the cost of our operations.

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

In addition, the Company’s liquefied natural gas (“LNG”) carrier meets IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These new discharge levels apply to the Company’s LNG carrier. In 2012 the Marine Environment Protection Committee (MEPC) of IMO adopted a resolution amending the International Code for the Construction and Equipment of Ships carrying Dangerous Chemicals in Bulk, or the IBC Code. These amendments, which are expected to enter into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk. The provisions of the IBC Code are mandatory MARPOL and the International Convention for the Safety of Life at Sea, or SOLAS.

On 1 January 2013 new MARPOL Annex V Regulations came into force with regard to the disposal of garbage from ships at sea. These regulations prohibit the disposal of garbage at sea other than certain defined permitted discharges or when outside one of the MARPOL Annex V special areas. The regulations do not only impact the disposal of “traditional garbage” but also impact the disposal of harmful hold washing water and “cargo residues”. Products considered suitable for discharge are those not defined as harmful by the criteria set out in MARPOL Annex III and which do not contain carcinogenic, mutagenic or reprotoxic components. A protocol has been put into place to ensure that (i) garbage is disposed of in accordance with the regulations and that the vessels in the fleet maintain records showing that any cleaning agent or additive used was not harmful to the marine environment and (ii) the supplier provides a signed and dated statement to this effect, either as part of a Material Safety data Sheet “MSDS” or as a stand-alone document.

Tsakos Columbia Shipmanagement S.A. or TCM, the technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998 and which was further amended on 1 July 2010. The ISM Code requires shipowners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are ISM Code certified.

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

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement must be phased out by December 31, 2014. Currently, all of our fleet is of double-hull construction.

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

We and our subsidiaries intend to comply with all applicable Coast Guard and state regulations in the ports where their vessels call.

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil and or hazardous or other substances in navigable waters unless authorized by permit or exempted by regulation and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under EPA the new rules, which took effect February 6, 2009, we are required to obtain a CWA permit regulating and authorizing ballast water and other such normal discharges incident to the normal operation of vessels if we operate within the three mile territorial waters or inland waters of the United States. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water. On June 11, 2012, the U.S. Coast Guard and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements and it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. On March 28, 2013, the EPA re-issued the VGP for a further five years, effective from December 19, 2013. The 2013 VGP operates in a similar manner to the previous VGP, with the addition of ballast water numeric discharge limits—which will be fully phased in by January 1, 2016—and more stringent effluent limits and best management practices for certain other discharges. We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the obligations will have a material impact on our operations.

U.S. National Invasive Species Act (“NISA”): NISA was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard published its final rules for the Standards for Living Organisms in Ship’s Ballast Water Discharged in U.S. Waters which came into force on June 21, 2012 and established standards for allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The rules applied immediately to vessels built on or after December 1, 2013 and will be phased in fully by January 1, 2016 for older vessels according to ballast water capacity.

The Clean Air Act: The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our subsidiaries’ vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in nitrogen oxides (NOx) by 2030, which will apply from the beginning of 2016. Compliance with these standards may result in us incurring costs to install control equipment on our vessels.

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

The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on December 30, 2013, and anticipates the international ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009. By December 31, 2020, vessels flying the flag of EU Member States will be expected to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation is extended to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $7 million plus $980 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $139.4 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on April 11, 2013. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of February 28, 2014 the BWM Convention had not been adopted by a sufficient number of states to enter into force. Many of the implementation dates in the BWM Convention have already passed, and, as a result, on 4 December 2013 the IMO Assembly adopted a resolution postponing the application of the BWM Convention requirements to those vessels which were built before the entry into force date. Those vessels must comply with the BWM Convention standards by the time of their first MARPOL International Oil Pollution Prevention renewal survey after the entry into force date.

When mid-ocean ballast exchange or ballast water treatment requirements become mandatory throughout the United States or at the international level, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. However, agreements were signed extending the deadline to decide on whether or not to extend the validity of the Kyoto Protocol, and requiring developed countries to raise the level of their emission reductions whilst helping poor countries to do the same. It is not yet clear what the repercussions of the Cancun conference are for shipping but there remains pressure to include shipping in any new treaty. The EU is currently considering legislation to implement its 2013 “Strategy for integrating maritime transport emissions in the EU’s greenhouse gas reduction policies”. The intention is to formulate a system for monitoring, reporting and verifying (“MRV”) carbon dioxide (CO2) emissions from vessels using EU ports, to apply from January 1, 2018. Individual Member States have started to introduce CO2 emissions legislation for vessels. In France, in particular, from October 1, 2013 the French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gases from certain mobile sources and proposed regulations to limit greenhouse gas emissions from certain large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, EPA is considering proposals from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

Trading Restrictions: The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, directly provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Between January 1, 2013 and March 31, 2014, the Company’s vessels made nearly 2,500 port calls around the world, none of which were to those countries. In 2012 there were no calls to Iran, Syria, Sudan and Cuba. None of the vessels the Company owns or operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

Classification and inspection

The vessels in the fleet have been certified as being “in class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, American Bureau of Shipping, Korean Register, Lloyd’s Register of Shipping or Nippon Kaiji Kyokai. Every vessel’s hull and machinery is “classed” by a classification society authorized by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a member. Each vessel is scheduled for inspection by a surveyor of the classification society every year (the annual survey), every five years (the special survey) and every thirty months after a special survey (the intermediate survey). Vessels are required to be dry-docked for the special survey process, and for vessels over ten years of age for intermediate survey purposes, for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection. With the permission of the classification society, the actual timing of the surveys may vary by a few months from the originally scheduled date depending on the vessel’s position and operational obligations.

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

In addition, the transportation of crude oil is subject to the risk of crude oil spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5. Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by recent events.

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures most of its exposure under the insurance it writes for us, subject to customary deductibles, with various reinsurers in the London, French, Norwegian and U.S. reinsurance markets. These reinsurers have a minimum credit rating of A. We were charged by Argosy aggregate premiums of $9.1 million in 2013. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers.

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

World events have an impact on insurance costs and can result in increases in premium; however, other significant drivers of premium levels are market over capacity, inadequate deductibles, inefficient claims control by the insurers and scope of cover being too wide. Despite recent expensive years for insurance claims due to a number of global catastrophe losses, insurance renewals, and more recently huge maritime losses such as the total loss of the Costa Concordia off the Italian coast and the eventual removal of its wreck, have been relatively benign. It is expected that the impact on Hull & Machinery Insurance renewals for 2014-2015 policy year will also remain mild due mainly to the available capital at underwriters’ disposal that plays an important role in determining the level of future insurance premiums. The insurance markets maintain their list of World Wide War Risks Exclusions, as defined by the Joint War Committee in the London insurance market, and insurers are at liberty to charge increases in premium in order to provide cover for Excluded Areas which include the Indian Ocean, Gulf of Guinea, Libya and Saudi Arabia, amongst others. These additional insurance costs represent a relatively small portion of our total insurance premiums and are, in any case, largely paid by the Charterers. Protection & Indemnity (P&I) insurance costs are less affected by world events than H&M and more likely to be driven by maritime losses and whether there is a fall in the value of individual Club’s Free Reserves. Recent P&I renewals have seen only a modest increase in rates, at 2.7%, far less than expected and the increase of 10% for 2013. At March 31, 2014, the International Group of P&I Clubs continued to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of cover for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operation expenses in our financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2014. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as Tsakos Shipping’s reputation as a manager. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

General Market Overview

(All text, data and charts provided by ICAP Shipping )

World Oil Demand/Supply and the Tanker Market

The disconnect between key global crude oil benchmarks Brent and West Texas Intermediate (WTI) continued all throughout 2013, with the two mapping independent paths, ranging from a discount of the latter to Brent of over $23.00 per barrel (/bbl) in February to near-zero in July. The discount increased back to $20.00/bbl towards the end of the year and averaged around $11.00/bbl for the whole of 2013. Brent futures remained within a defined price range of $100/bbl-$120/bbl for most of the year, although on a yearly average basis prices declined by $2.98/bbl. West Texas Intermediate (WTI) was much more volatile but on average prices rose by $3.90/bbl year-on-year.

The highs of the year for Brent were recorded early on in February as positive macroeconomic developments in China and the US—which had just avoided the fiscal cliff—helped to restore confidence. A risk premium was sustained on prices by geopolitical events, starting with the 16th January terrorist attack in Algeria’s Amenas gas facility, Israel air strikes into Syria and continued sanctions against Iran with supply disruptions in Libya, Yemen, Iraq, Sudan and Nigeria also coming into play later in the year. All these overshadowed an otherwise “well supplied market” based on the frequent assurances by OPEC whose spare capacity had already climbed back to a safer 4.5m barrels per day (bpd) in early 2013. Brent bottomed out in mid-April but only stayed below the $100/bbl mark for one week.

In the United States, the remaining 250,000 bpd of capacity of the reversed Seaway pipeline came online in January 2013 (the first 150,000 bpd had already started up in late 2012), however, storage bottlenecks at the Jones Creek end terminal forced a reduction in volumes carried from Cushing, Oklahoma to the US Gulf on the pipeline to around 200,000 bpd–300,000 bpd. Combined with lower US refinery utilization due to maintenance in the first quarter this pushed the Brent-WTI spread to its yearly highs of -$23.00/bbl in February, as crude from both the US and Canada was piling up in storage at the benchmark’s delivery point. Conditions changed quite dramatically in the second half of the year with upward momentum on oil prices sparked initially by the political upheaval in Egypt and the ousting of President Morsi by the army on 3rd July that revived past concerns of a closure or disruption of the Suez Canal and/or of the 2.4m bpd SUMED pipeline. In the meantime, the Seaway pipeline ramped up capacity to its full 400,000 bpd and US refinery runs increased steadily, drawing down on stocks and narrowing the Brent-WTI spread to its three and a half-year low.

US crude production increased by a staggering 990,000 bpd last year, which the International Energy Agency (IEA) cited as “one of the largest annual gains on record for any country”. Even though this was coupled with an increase in domestic refinery runs by 500,000 bpd to eight-year highs, there are doubts as to how much more crude production growth upcoming infrastructure (pipelines, crude-by-rail, storage, new refineries and adjustments to the crude slate of existing refineries) can sustain before the US is required to relax or altogether reverse the current crude export ban (note that Alaskan crude and exports to Canada are already exempt from the ban and have therefore been rising). Meanwhile, with rail still being the only means of transportation of domestic shale oil to some refining centers near the US coasts, its high cost (estimated between $14/bbl—$18/bbl) can at times render imported crude competitive again, a situation we saw occur during the summer months of 2013, as the price of domestic crude was approaching global benchmarks due to the ramp up of the Seaway pipeline. We may see this more often in 2014 as the addition of 1.15m bpd of pipeline capacity moving shale oil into the US Gulf should narrow the average discount of domestic crude to foreign crude further. The IEA estimates that North American liquids supply will record a 1.2m bpd increase this year with the US crude output alone forecast to grow by 780,000 bpd year-on-year.

The Brent-Dubai differential, an important indicator of volumes of West African crude loading for eastern destinations, increased again to just short of $6.00/bbl as Libyan production had dropped to near-zero levels by September 2013, having remarkably previously almost fully recovered to pre-civil war levels, exceeding at a time 1.4m bpd. Attacks by militias had been preventing a full recovery earlier in the year, but it was only after protesters demonstrating for labor issues shut down the 130,000 bpd El Feel oilfield in the southwest in late-May that the country’s production fell into a downward spiral with both oil fields and oil terminals shutting down and production dropping to as low as 150,000 bpd at some point in September. The loss of Libyan production adds a premium to Brent-based light sweet grades such as West African crude which prompts buyers in the east to turn to the cheaper Middle East Gulf crude to fulfill their requirements, knocking off tonne-miles. Early in 2014 there were some signs of a resolve of the issues in Libya with production reaching up to 750,000 bpd however this was short-lived and the situation in Libya remains precarious.

Global Oil Prices in 2013 and Key Differentials

On a global level, crude supply increased by 605,000 bpd to 91.57m bpd in 2013. Non-OPEC growth averaged 1.35m bpd, more than offsetting the 860,000 bpd decline in OPEC crude production to 30.44m bpd which was due primarily to the loss of Libyan supply and continued sanctions against Iran. Non-OPEC total liquids supply is forecast to grow by 1.7m bpd in 2014 according to the IEA.

OPEC production peaked in the second quarter of 2013 at 31.1m bpd before Libyan supply losses begun to erode total volumes that bottomed out in November. Swing producer Saudi Arabia saw its production decline by 110,000 bpd on average in 2013 to 9.40m bpd despite the start up of its 900,000 bpd offshore heavy oil Manifa field in April. The kingdom is investing heavily in new production capacity to replace maturing fields over the next few years although new refining capacity is also being developed that will absorb some of the domestic crude and naturally reduce exports via its Red Sea and Middle East Gulf terminals. Iranian production dropped by a further 320,000 bpd to an average of 2.68m bpd. The relaxation of US and European sanctions pertaining to the transportation of Iranian oil in early 2014 helped to marginally increase crude exports as the remaining Iranian crude buyers (China, India, Japan and South Korea) had previously been unable to secure transportation for the full volumes that they were allowed to import under their secured US exemptions. Until the time of writing however, the crude export ban remains in place and exported volumes are still not allowed to increase further, therefore the impact has been limited. In West Africa, Nigerian supplies were down by 150,000 bpd to 1.95m bpd, crippled by the perennial issues of sabotage and oil theft whilst technical issues at Angolan fields also pushed production lower year-on-year by 60,000 bpd to 1.72m bpd.

Iraqi production growth helped offset some of these declines even though the year ended with a less-than-expected average increase of 130,000 bpd to 3.08m bpd. The shortfall was due to work undertaken on the country’s southern export infrastructure in the second half of last year and the continued dispute between Baghdad and the Kurdistan Regional Government (KRG) in the north. Iraq recorded staggering supply growth as soon as bottlenecks were cleared and work finished in the south hitting a 35-year high of 3.62m bpd in February 2014. Crude oil exports for the same month averaged 2.8m bpd, 89.6% of which were from Basrah, as dual-loading started up at two of the single point moorings (SPMs) with the third one expected to be completed in 2014. The export target for 2014 is set at 3.4m bpd, including 400,000 bpd from the KRG which would imply production levels of 4.00m bpd.

As far as energy reforms in 2013 go, Mexico made by far the most decisive move with the government passing a bill in December opening up the country’s upstream, midstream and downstream sectors to private and foreign investors ending a 75-year monopoly by Pemex. Mexico supplied 2.89m bpd of crude in 2013 which is forecast to stay very much the same in 2014, however, with the US now buying less sweet crude the country is looking for new buyers and export outlets for its Olmeca crude (39.3 API with 0.8pc sulphur). Olmeca makes up around one third of Mexico’s total production but previously only accounted for less than 6% of its exports as it was almost exclusively sold to the US. Europe, India and China are also target buyers for Mexican crude with one Pacific Coast terminal that had been shut in 2008, the Salina Cruz, re-opening to service exports of Isthmus and Maya crude in the future.

Canada is also progressing with its plans for new crude export outlets for its Alberta crude, in order to reduce its dependency on the US as a transit route and buyer. The US government has been delaying the approval of the Keystone XL pipeline which would connect Canadian crude with the recently inaugurated 700,000 bpd Gulf Coast pipeline to the US Gulf due to opposition by environmental and political groups. In December 2013, the 525,000 bpd Northern Gateway pipeline from Alberta to the west coast of Canada received conditional approval, although there are many hurdles still before final approval. Otherwise, Canada is also progressing with its 1.1m bpd Energy East pipeline to the East Coast of Canada and expanding rail capacity as well to feed its own refineries there and to export the crude via a new deep water terminal. Canadian supply is set to grow to 4.5m bpd by 2025 according to the Canadian Association of Petroleum Producers.

Russian crude exports to the east have been rising even though production as a whole has only been marginally increasing by 150,000 bpd in 2013 and is expected to increase by another 90,000 bpd (IEA) in 2014. Eastern Siberia—Pacific Ocean pipeline volumes to the Pacific terminal of Kozmino will rise by 430,000 bpd by 2020 for export and to feed two new refineries of a combined 240,000 bpd capacity and one 490,000 bpd petrochemical complex. Capacity of the ESPO spur into China increased by 800,000 tons (16,000 bpd) in 2013 and is expected to increase by a further 600,000 tons (12,000 bpd) this year bringing the total up to around 313,000 bpd. Future plans include an expansion to 600,000 bpd from 2018. China’s Sinopec entered a new 10-year deal with Rosneft last October for a further 200,000 bpd of supply starting in 2014 some of which will come via pipeline, however, some will have to come on ships perhaps even from as further afield as the Baltic or the Black Sea due to infrastructure constraints in the east. The Kazakhstan-China pipeline that started operating in July 2006 with a capacity of 14m tons per year is also expected to be expanded to 20m tons per year (400,000 bpd) in 2014. The Kazakh crude will mainly be used as feedstock for the Dushanzhi refinery and to fill the Phase 2 Strategic Petroleum Storage in the Xinjiang province. Finally, the Kashagan field in the Caspian Sea was first inaugurated in July 2013 for a first phase of 180,000 bpd within a year and then 370,000 bpd, whilst Phase 2 would increase capacity to 1m bpd. However, production has been hit by several delays since first oil.

Global oil demand grew by 1.27m bpd in 2013 to 91.33m bpd with this year expected by the IEA to record an even stronger +1.35m bpd growth. This is on the back of the International Monetary Fund’s latest estimates that put global GDP growth at 3.7% in 2014, up from 3.0% in 2013. Demand in non-OECD economies expanded by around 1.19m bpd while the OECD saw a slight increase as well of 80,000 bpd after two consecutive years of declines. Oil demand growth in the United States famously exceeded that of China last year at 396,000 bpd against 278,000 bpd respectively, although this is expected to reverse in 2014 with growth seen at +96,000 bpd and +344,000 bpd respectively.

OECD stocks dropped sharply towards the end of 2013 with the fourth quarter recording a 1.5m bpd decline, the steepest quarterly decline since the fourth quarter of 1999. According to the IEA, the deficit to five-year average levels widened to 103m barrels, the first time the 100m barrel level was crossed since mid-2004. The actual level for commercial inventories also touched a five-year low at 2,559m barrels in December. The main drop was recorded in December due to exceptionally harsh weather conditions in the US. For the whole year, inventories grew by an average of 0.2m bpd as build-ups during the first and third quarters helped to offset the losses of the second and fourth quarters. The decline continued counter seasonally into January 2014 – the US Department of Energy offered 5m barrels of crude from the US Strategic Petroleum Reserve in March to test the system for delivering emergency supplies.

Global GDP Growth (IMF January 2014)

Global Oil Supply and Demand

The loss of US crude imports in favor of domestic crude over the last year has meant that other Atlantic crudes have increasingly been heading east, strongly impacting tonne miles and generating new trades. One example of a new trade is that of the Mexican Olmeca crude being sold to Europe as mentioned earlier. Also, Alaskan crude which used to be almost exclusively sold to the US West Coast (USWC) is also now looking for buyers in Asia-Pacific as new crude-by-rail capacity is feeding shale oil into the USWC refineries instead, replacing imports. Furthermore, the 85,000 bpd Flint Hills refinery in Alaska is shutting down in the second quarter of 2014, leaving more Alaskan crude available for export later in the year. Alaskan crude is not subject to the US crude export ban. Meanwhile, growing crude supplies from the East Coast of Canada and from Latin America and West Africa (WAF) continue to head east, significantly boosting tonne-miles for the crude sector. For the time being refiners in the US Gulf previously configured to burn heavy crude from Latin America cannot outright use shale oil as feedstock which has sustained imports from the Middle East Gulf (MEG) at high levels for blending. This compares to a drop of imports from West Africa to the US to 570,000 bpd in 2013 from 800,000 bpd in 2012 and 1.27m bpd in 2011. West African imports revived somewhat during the summer of 2013—when the pricing differential favored imported crude—to around 700,000 bpd but dropped off to 350,000 bpd in the fourth quarter and to as low as 150,000 bpd in early 2014.

So far, the US has not reversed or in any way altered the 1970s crude export ban despite the rapidly growing production of its Light Tight Oil (LTO). In order to cope, refiners have been increasing utilization rates to over 90% whilst some new processing capacity is planned to come online. These are mainly condensate splitters, otherwise known as “pop-up” refineries, built to process shale oil into exportable products. Storage capacity is also expanding around the US Gulf to accommodate the crude influx. Going forward, the debate continues on how the US will tackle future bottlenecks with some options available to choose from: the first is for more refineries to be re-configured for lighter feedstocks. However, this would be expensive and would require some offline time. This would also make the refineries heavily reliant on domestic LTO production growth which is risky as many analysts expect this to peak in the next few years. The second option would be to push existing refineries’ utilization rates even higher, however, that may not be adequate for long. Opening more new refineries is also likely—albeit slower—plus those new plants would have to compete in the already oversupplied global refining market. In view of all this, it is likely that the US will at least partially allow for exports of its crude, whether all types or only of the condensate-like shale oil, within the next couple of years.

With US buying disappearing, West African loadings to Asia rose to a record high of 2.08m bpd in December of which 1.3m bpd was destined for China. China continues to lead tonne-mile demand, supported by its expanding refining capacity and its continued drive to diversify away from the Middle East Gulf for its crude needs. China’s crude production remained stagnant at 4.18m bpd last year and is forecast to increase only marginally by 80,000 bpd in 2014.

At the same time, China has plans to add up to 720,000 bpd of refining capacity in 2014. For years China has had aggressive refining capacity expansion plans and although the country has added over 2.6m bpd of capacity since 2009, this still falls well short of original plans. The reason for the consecutive delays of some projects is the government’s unwillingness to open up product exports, leaving expansions heavily dependent on domestic demand growing. With domestic demand growth slowing down and at least some of the planned new refining capacity coming online, this has left China oversupplied with products pressuring refinery utilization rates lower. The impact of new refining capacity on crude imports has therefore been less than what the headline addition would suggest. Last year, China added 690,000 bpd of nominal refining capacity yet crude oil imports only increased by an average of 230,000 bpd to a yearly average of 5.66m bpd and domestic demand grew by 278,000 bpd. Given Chinese domestic demand growth is expected to increase by 340,000 bpd in 2014 it would be reasonable to expect crude import growth to be around the same levels or perhaps reaching up to 400,000 bpd given the government’s recent initiative to push product export quotas higher to record—yet nowhere near high enough—levels.

In April 2013, The National Development and Reform Commission (NDRC) in China announced long-awaited pricing reforms, which shortened the adjustment period for oil prices from 22 to 10 business days, and scrapped a trigger point of 4% variation in the country’s crude basket benchmark price, which improved refining margins and encouraged the stronger capacity additions. China is also upgrading the quality of its domestic fuels to National IV standards (similar to EURO IV) gradually throughout 2014. The quality of gasoline will change from January onwards and for diesel this will take place at the end of the year. National V standards will be imposed for both gasoline and diesel in 2018 as China fights its pollution issues—another argument that has been used against the additions of all of the planned refineries. With fuel quality rising to match other major consuming regions this could facilitate product exports if the government permits it. Finally, the much discussed Phase 2 of China’s Strategic Petroleum Reserve seems to be progressing again this year after an inactive year in 2013, although the relevant storage sites being built are not expected to start receiving crude before earliest the end of the year or as of early 2015.

India is also seeing its crude long haul crude imports increase, particularly since sanctions were imposed on Iran, one of its key suppliers. India has been looking for supplies from further afield more favorably in recent years. Even though import volume growth has slowed down to an increase of 130,000 bpd in 2013 versus an annual average increase of just over 500,000 bpd in 2012, Latin America accounted for the bulk of that growth with 120,000 bpd, whilst more crude is expected to be sourced from North America as well in the future. A further 350,000 bpd of refining capacity is expected to come on stream in India in 2014 which should prompt more crude imports. Contrary to China, India has large private refiners who are free to sell their products to the international market. Indian refinery runs peaked early on in 2013 to just shy of 4.8m bpd but ended the year at just over 4.4m bpd.

US, India and China Crude Imports by Selected Sources

Crude Tanker Tonne-Miles and Growth since 2000

Last year also marked an increase in arbitrage volumes of fuel oil moving from west to east, supporting crude tankers. These trades are expected to continue this year as bunker demand east of Suez increases with trade in/out of the region whilst the Chinese independent (“teapot”) refiners are still dependent on fuel oil imports for feedstock. Thirdly, Japan will still use fuel oil for its power generation needs as no nuclear capacity restarts have been announced for this year. With the Caribbean region becoming an Emissions Control Area (ECA) in 2014 and the relevant sulphur regulations tightening in 2015, demand for bunker fuel in the west may decline in favor of gasoil, opening up more arbitrage opportunities for the dirty product to head east.

Moving on to the products sector, the US Gulf has by now established itself as an aggressive competitor for Atlantic product import business. Refiners have boosted their crude runs to absorb the rising domestic crude supplies and exploit the feedstock’s discount to other global grades. Distillate exports have led export growth peaking at almost 1.4m bpd in July 2013 and remaining well above 1m bpd for the average of last year. Product exports are expected to continue to grow strongly this year as domestic demand growth slows down and refiners will need to boost utilization rates further to absorb more domestic crude coming down the coast on new pipelines. In the meantime, gasoline imports have been declining last year with more gasoline now available from domestic refiners and the transport sector moving towards cleaner fuels pushing demand down. This led to the erosion of the traditional UK Continent to US Atlantic Coast (USAC) gasoline trade and European refiners looking for replacement buyers in Latin America and West Africa, now in competition with the US refiners.

European refinery margins have also been squeezed by new capacity coming online east of Suez in the Middle East Gulf. This competition intensifies even more in 2014 with 1m bpd of capacity additions expected by the end of the year, some of which will be targeting product exports primarily into Europe. With many refineries in Europe requiring high quality/high price crude for feedstock, more than 2.5m bpd of capacity was forced to shut down since 2009 as they could not compete. Furthermore, the average refining utilization rate declined to 75.6% in 2013 from 78.4% in 2012. Even though only a couple of refineries have announced they will be shutting down this year, utilization rates are expected to continue to fall gradually to the expense of crude imports but to the benefit of product imports into Europe as the economy returns to positive growth.

In the east of Suez product market, Australia saw the Clyde refinery shut down in 2013 for conversion into a product terminal, whilst the Kurnell refinery is due to shut down this year, also for conversion. A third refinery was also recently sold to a trading company who has so far announced it will keep operations going. With the loss of this capacity and more closures possibly to come later, Australia is raising its product import requirements going forward. Most of the increase will be supplied by surrounding areas, mainly Singapore and some by South Korea. However, after the completion of the terminal conversions which will allow for larger product tankers to call, imports may be sourced from as far away as India and the Middle East Gulf.

Product imports are also expected to continue to grow into Latin America and West Africa as both regions are seeing demand increasing whilst refining capacity remains stagnant. Both the Atlantic exporters in the US Gulf and Europe and the eastern suppliers in the Middle East Gulf and India will be competing for shares in these trades. North Africa however saw throughputs hit a record high of 610,000 bpd in December 2013, as the new 335,000 bpd Skikda refinery was completed in Algeria.

Another new refinery which was completed in Tuapse in the Black Sea last year triggered a significant increase in naphtha volumes heading east. The growing arbitrage trade from west to the east was supported by the increase in the price of LPG in Asia against a decline in naphtha prices in both US and Europe due to declining demand and more naphtha remaining in surplus. Naphtha imports into South Korea increased by 24% or 240,000 bpd last year. Growth is expected to slow down this year although the arbitrage should stay mostly open.

World Tanker Fleet

VLCC fleet growth declined sharply in 2013 to 2% year-on-year from the previous 6.0% recorded in 2012. Last year saw the addition of 30 vessels whilst removals accelerated to 18 vessels leaving net growth at 12 vessels. At the beginning of last year there were 47 deliveries scheduled for 2013, implying a slippage rate of 17 vessels or 36.2%, the highest slippage rate since 2009 for the sector. Of the vessels removed, 12 were sent to scrap with an average age of 18.4 years marking the lowest average on record for the sector. This has sparked debate whether the lifespan of VLCCs will steadily decline with some even placing it at 15 years in the future, particularly after new regulations (Ballast Water Treatment, ECA regulations etc.) add onto the cost side for the existing fleet and new fuel efficient vessels come in. Market conditions will be key for this—as the market is expected to remain well supplied, charterers will continue to prefer the most modern tonnage for their cargoes. Not every charterer however places restrictions on age at 15 years, many still accept older but well maintained VLCCs. Even if the lifespan did decline gradually, there is enough room for more ordering to take place to offset much of the impact of heavier than expected removals. More likely, the lifespan of the vessels will gradually decline to around 20 years and scrapping will stay much more modest over the next few years. At the start of 2014 there are 33 VLCCs listed for delivery this year. Applying the average slippage of the last five years for the sector of 27.7%, this would mean an addition of 24 VLCCs this year versus expected removals of 12 vessels, leaving net fleet growth at par with last year’s 12 vessels or 2.0%.

The Suezmax fleet also saw a drop in fleet growth to 2.9% last year from 6.1% in 2012 as only 17 vessels were delivered versus an originally scheduled 40, implying a very strong slippage rate of 57.5%. Removals were slow with only five vessels scrapped. With very little ordering so far for the sector, fleet growth will continue to decline this year to 0.9% or a net growth of only four vessels even though 20 vessels are scheduled for delivery. This net addition of 12 vessels in 2013 is significantly lower than the 24-vessel net growth of 2012. The average slippage rate for the last five years stands at 37.7% whilst many of the vessels still in the orderbook may not come at all due to heavy delays at some of the yards.

The Aframax fleet shrunk in 2013 due to continued heavy scrapping. In the beginning of last year there were 33 vessels scheduled to be delivered during the year of which only 17 were finally delivered (48.5% slippage). This low rate against the removal of 21 vessels left net fleet growth at minus four vessels indicating a fleet reduction of -0.4%. Negative fleet growth is expected to continue in 2014. The year starts with a scheduled 31 vessels to be delivered although applying the five-year average slippage rate of 28.4% this drops to an expected 22 vessels. Removals should continue to be strong with 30 vessels expected to exit the market by the end of the year keeping fleet growth in negative territory at minus eight vessels, or -0.9%. The dirty side of the fully coated fleet benefited from a large number of vessels switching to Clean Petroleum Product (CPP) trades early last year, when the clean side was enjoying significantly higher earnings. Despite the downward correction of the clean side earnings by the end of 2013 and the very strong dirty side earnings since the beginning of 2014 so far only few vessels have switched back to dirty cargoes, perhaps in expectation that future prospects still favor vessels remaining on clean trades.

Panamax fleet growth followed a similar trend declining to 1.0% in 2013 from 2.0% in 2012. Only 12 vessels were delivered last year most of which were fully coated whilst eight vessels were removed, putting net growth at four vessels. In the beginning of 2013 scheduled deliveries stood at 27 vessels bringing the slippage rate for last year at a very high 55.5%. For this year only 13 vessels are scheduled to be delivered, once again most of which will be fully coated. The average slippage rate for the last five years is at 35.9% which means an addition of eight vessels is expected by the end of the year against removals of seven vessels. Net fleet growth is thus forecast at only one vessel or 0.2%.

The MR products tanker fleet (45,000 dwt – 55,000 dwt) saw fleet growth accelerate in 2013 due to the heavy ordering that began in 2011 and a very high slippage rate in 2012. In the beginning of the year 107 vessels were due to be delivered of which only 79 finally came in (29.2% slippage). As the market still enjoyed relatively healthy returns and the average age of the fleet is very young, scrapping remained subdued with only four vessels removed. Net growth was thus 75 vessels in 2013 compared to only 40 in 2012 although still much lower than the peak of 122 vessels in 2009. This year we start with 119 vessels scheduled to be delivered which come down to 80 after accounting for slippage of 32.9%, as per the average of the last five years. We expect to see a more active year for scrapping in 2014 although the forecast is still at only 10 vessels. Net growth is therefore expected at a slightly less 70 vessels or 6.5% compared to last year’s 7.5%.

The Handy products tanker fleet (27,000 dwt – 45,000 dwt) continues to record negative fleet growth primarily due to the removal of remaining non-double hull tonnage and low ordering activity in the past. Last year, only nine vessels were delivered versus the originally scheduled 22, whilst 26 vessels were removed. This year deliveries accelerate a little to 18 against an original list of 28 after accounting for five year average slippage rate of 34.5%. Removals should also accelerate with 40 vessels expected to head to the scrap yards during 2014. Net fleet growth is therefore seen negative at -22 vessels versus last year’s -17 (-2.6% and -1.9% respectively). This year will be the fifth consecutive year of negative growth for the segment.

Newbuildings

Newbuilding Tanker Prices (South Korea)
	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14
VLCC	$79.0m	$120.0m	$122.0m	$130.0m	$146.0m	n/a	$100.0m	$105.0m	$100.0m	$90.0m	$92.0m
Suezmax	$53.0m	$ 74.0m	$ 73.0m	$ 80.5m	$ 86.0m	n/a	$ 60.0m	$ 65.0m	$ 62.0m	$60.0m	$67.0m
Aframax (Uncoated)	$44.5m	$ 62.5m	$ 61.0m	$ 65.5m	$ 72.0m	n/a	$ 51.0m	$ 57.0m	$ 52.0m	$48.0m	$53.0m
MR	$34.0m	$ 41.0m	$ 43.5m	$ 47.0m	$ 51.0m	n/a	$ 32.0m	$ 37.0m	$ 34.5m	$32.0m	$37.0m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets

Ordering activity was moderate on the VLCC sector during the low market of the first three quarters of 2013. However, sentiment changed rapidly after the market spiked in November with over 20 orders placed in that month alone. The year ended with a total of 51 confirmed orders for VLCCs, with deliveries mainly in 2016 and 2017. This compares to 52 orders placed back in 2010 when the market was last enjoying a recovery. Since the beginning of 2014 the sustained high markets have attracted another 24 orders which brings the current orderbook at 97 vessels against a current fleet of 615 vessels. Despite earlier fears of large-scale ordering from China this did not materialize, with only around a third of the current orderbook controlled by Chinese interests (private and state). The remaining orders are held by other independent owners, some budgeting on future prospects and some taking a more short term asset play view as prices have been driven upwards by renewed ordering activity and by the spot market. In fact, at the time of writing prices for a newbuilding VLCC in South Korea are quoted at the levels of $100m, which already provides a healthy return to early movers.

Suezmax ordering slowed to near-zero levels in 2013 on the back of the slow market. Only four conventional vessels were ordered during the year plus one shuttle tanker. Despite a significant recovery in freight rates towards the end of the year no ordering was placed, contrary to what we saw in the VLCC sector. Five orders have been placed already this year however. The Suezmaxes have had to expand into new trades and into trades where they compete with VLCCs and Aframaxes as their traditional West Africa to USAC market almost disappeared due to the US shale oil. This is now the least ordered sector in the over-27,000 dwt tankers since the beginning of 2013, which by consequence makes it attractive. Despite the lack of orders, yards’ ideas on newbuilding prices have increased to the highest of the post-crisis years starting the year at $67m. Despite this, as many of the vessels in the orderbook of 30 vessels are “in doubt” due to delays in yards and financing issues, some rightly or wrongly view this sector as the focus for this year.

Ordering activity in the Aframax sector focused on the fully coated side with 60 firm LR2 orders and seven uncoated vessels contracted. Prices have therefore moved up with the estimate for an uncoated vessel at South Korean yards increasing to $53m by January this year from $48m in January 2013. The coating specification of the vessels on order could change, although it is generally seen as a relatively cheap option to hold in order to be able to trade the vessel in the CPP trades as prospects for long haul trades open up in the next few years. A coated vessel can still trade in dirty trades although it would require cleaning before it switched back into a clean cargo and would need to find a charterer to accept its dirty history – for a discount. In early March 2014, 98 Aframax vessels were on order in total against a fleet of 882. Of these, 66 are specified as fully coated.

Following the 106 confirmed MR orders placed in 2012, 2013 set a new record for the sector with 166 vessels contracted. This drove prices significantly higher to $37m from a low of $32m, as quality yards saw their slots fill up. At the moment, deliveries for new orders are well into late-2016 but mostly going into 2017. The incentive for ordering MRs changed dramatically over the last few years. The trend begun in 2011 against expectations of US refinery closures, however, this has since changed due to the exploitation of US shale oil reserves. Refineries survived and in fact the US now contributes as an important product exporter with most of the trade ex-US Gulf moving on MR tankers. Owners then looked at the offered eco design which reduces fuel consumption as a means of obtaining a competitive advantage. With the MRs being the workhorse of the products market these vessels can provide a more predictable cash flow, being less volatile compared to some of their larger cousins. Demand prospects remain relatively positive whilst the sector has rewarded investors with asset appreciation in the past, so we expect interest in the sector to continue albeit at a slower pace this year.

Shipbuilding capacity, at least that of the yards that the tanker industry favors, appears to be very thin until 2016 and yards are now enjoying their newly improved negotiating power. South Korean yards dominated the market in 2013 with 221 firm orders placed in the over-27,000 dwt conventional tanker sectors with China in second place at 83 vessels out of a total of 360 orders recorded. Japanese yards remain too expensive for many international owners. Orderbooks however still look rather empty from 2018 onwards. A large percentage of the current tanker orderbook is held by non-traditional players that have found shipping yields attractive. Bank finance is still available for core clients with long standing relationships with the banks. Despite the recent correction upwards, newbuilding prices overall are still near historical lows in real terms and therefore ordering is not expected to dry up this year. Even though prices are expected to continue to rise this year, spot market forecasts do not allow for a very steep increase.

Second-hand Prices

5-Year Old Tanker Prices
	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14
VLCC	$72.0m	$110.0m	$120.0m	$117.0m	$138.0m	n/a	$77.0m	$80.0m	$55.0m	$51.0m	$60.8m
Suezmax	$49.5m	$ 75.0m	$ 76.0m	$ 80.0m	$ 96.0m	n/a	$55.0m	$56.0m	$43.0m	$37.0m	$38.0m
Aframax (Uncoated)	$39.0m	$ 59.0m	$ 65.0m	$ 65.0m	$ 73.0m	n/a	$39.0m	$41.0m	$32.0m	$27.0m	$29.5m
MR	$30.0m	$ 40.0m	$ 47.0m	$ 47.0m	$ 52.0m	n/a	$24.5m	$26.0m	$25.5m	$22.0m	$28.0m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets

Second-hand prices increased across all sectors year-on-year, driven by a rush to catch the bottom of the cycle that sparked more buying interest. In some cases, five-year old prices did not quite rise as fast as newbuilding prices as some prefer to pay the premium in order to get a more fuel efficient vessel. For a VLCC, secondhand prices rose by 19.2%, compared to 11.1% for newbuildings (considering the last done at $100m). The steeper growth in secondhand prices reflects the prospects for the sector over the next two-year window of very low fleet growth. Suezmax secondhand prices only increased by 2.7% even though the price of a newbuilding came up by 11.6%. Here secondhand prices remained very near the lowest of the post-crisis era due to very low investment interest. Aframax five-year old prices rose by 9.2% mirroring the growth in the newbuilding price. MR secondhand prices rose by 27.2% compared to the 15.6% growth in the newbuilding price.

Vessel earnings

The crude tanker market saw a weak first three quarters in 2013 led by stock-drawing and refinery expansion delays. Falling imports into the US, whilst not necessarily negative in the long term had impacted the market due to limited growth in other major consuming regions. During the first three quarters of the year, TD3 (Tanker route MEG-Japan for crude oil) TCE averaged $7,310/day (basis design speed and round voyage) with no one expecting the magnitude of the freight rate recovery that came in the fourth quarter.

Consistent strong volumes to the east in the second half of 2013 gradually worked through the backlog of VLCCs in the Middle East Gulf until the tonnage availability was reduced enough to bolster sentiment and trigger the spike in freight rates. The volumes and sentiment persisted throughout December and activity rolled into the Suezmax sector as well. Even though eastern buying of long haul crude eased in January 2014, the resulting higher European imports from West Africa supported the Suezmaxes which returned the favor to the VLCCs. The Aframaxes in the meantime experienced the “perfect storm” of weather delays and other disruptions in January, solidifying owners’ bullish stance.

The improving supply/demand balance will support an overall improvement in the sector’s average earnings this year and raise the market floor, with the VLCCs leading the way for the Suezmaxes and the Aframaxes that are better set to exploit regional opportunities. Furthermore, we expect to see more short-term tonnage shortage windows throughout the year as the balance tightens overall which can raise the market ceiling to truly unpredictable levels. It is important to remember however that the market will continue to be oversupplied and will probably revert back to the sustainable average – which is likely to be higher than last year’s. Slow steaming and scrapping remain within owners’ control in the meantime, and need to continue in order to hold on to any positive momentum.

In the products sector, strong additions to the MR fleet and the switching of fully coated LR vessels to trade into CPP drove the market down since the highs of the beginning of 2013. Having said that, the changing CPP trade landscape and the addition of new exporters and importers has been setting the ground for longer haul trades to develop, whilst triangulation of the smaller vessels is now much more feasible improving utilization rates. This does not always transpire on benchmark round voyage earnings reports as the effect of triangulation fails to be captured.

VLCC Time Charter Equivalent Spot Market Earnings

VLCC

Benchmark VLCC spot earnings started the year with a counter seasonal low, burdened by oversupply and lower volumes that crushed owners’ sentiment. The average earnings for a round voyage TD3 (265,000 tons from Middle East Gulf to Japan) stood at only $3,800/day for normal speeding in Q1, the lowest first quarter since at least 2000. Despite a slight improvement in fundamentals throughout Q2 and Q3, average earnings only rose to $9,900/day and $8,100/day in Q2 and Q3 respectively for normal speeds. These equate to $11,900/day, $16,900/day and $15,000/day for Q1, Q2 and Q3 respectively calculated at slower speeds.

Since the summer, Chinese crude demand accelerated as new refining capacity was attracting more long haul crude from West Africa for test runs and state refiners were filling up new commercial storage capacity of a total of 75m barrels gradually until the end of the year. Imports rose from an average of 5.59m bpd in the first half of last year to an average of 5.86m bpd in the second half and reached an all time high of 6.63m bpd by January 2014. Much of that is thought to have gone into commercial storage and is expected to be drawn down gradually—this volatility in imports from China has been strongly correlated with freight for the VLCC sector.

Combined with the impact of accelerated removals and slower deliveries in the second half of the year, November started with a shortage of available tonnage which prompted owners to raise their rate ideas. The fourth quarter finally averaged a hefty $38,600/day (normal speed) or $41,600/day in slow steaming terms. The yearly average thus just about managed to end the year flat at around $15,000/day for normal speed or at $21,000/day for slow steaming. The market had stayed strong early in 2014 although we expect it to cool off. Nevertheless, the supply/demand balance is improving this year raising the earnings’ floor for the sector to more sustainable levels.

Furthermore, similar short-term shortages could drive freight rate averages to unpredictable highs, as long as owners maintain slow operating speeds and keep up scrapping activity.

Suezmax Time Charter Equivalent Spot Market Earnings

Suezmax

The Suezmax composite (basis 70% West Africa/US Atlantic Coast and 30% Black Sea/Med.) traded along very low levels during the first three quarters of the year, similarly to the VLCCs. Quarterly averages for normal speed came at $8,900/day in Q1 ($10,900/day for slow steaming), $6,500/day in Q2 ($8,500/day), $6,300/day in Q3 ($8,300/day) and $16,800/day in Q4 ($19,600/day). Even though the market was dragged up by the VLCC strength in the fourth quarter, the year ended lower than 2012 with the normal speed earnings averaging $10,000/day and slow steaming earnings averaging $11,000/day. Suezmaxes finally did see earnings spike in January 2014, due to increased buying of West African crude by Europe, as China was reducing loadings ahead of the Chinese New Year holiday.

Suezmaxes have been seeing their traditional trade from West Africa to the US gradually disappear to a mere 150,000 bpd by early 2014 because of shale oil, from an average of 1.27m bpd back in 2011. The sector has therefore become heavily dependent on European crude imports although refinery runs there have also been declining to the sub-10m bpd level. More Suezmaxes are therefore competing with the VLCCs for eastern share going forward, particularly to India although they do maintain an advantage over fuel oil shipments west to east and for some shorter haul trades, often competing however with Aframaxes for the latter.

Aframax Time Charter Equivalent Spot Market Earnings

Aframax

The Aframax composite (a straight average of six worldwide voyages) started with a disappointing Q1 with earnings averaging $9,500/day. The first quarter is typically strongly affected by weather delays and earnings spike. The market stayed at the sub-$10,000/day levels in Q2 and Q3 before it entered its next winter season in Q4 and earnings rose slightly to $13,800/day under normal speed or $17,200/day under slow steaming. Heavy delays around most of the areas that Aframaxes operate in finally came in Q1 2014 whilst the Suezmaxes and VLCC sectors were also enjoying a rally. As a result, the Aframax composite topped $60,000/day in January basis normal speed. The sector’s best performing routes in 2013 have been the weather-sensitive 100,000 ton Baltic to UK Continent (TD17) and the 70,000 ton Caribs to US Gulf (TD9) which remained relatively strong throughout most of the year attracting Suezmaxes to enter the trade as well.

The annual average for 2013 was therefore $10,000/day basis normal speed, or $13,000/day basis slow steaming marking a 25% increase year-on-year, the strongest yearly growth for the crude sector despite the fact that the Aframax composite was the least volatile throughout the year, compared to the Suezmax composite and TD3 (VLCCs).

MR Time Charter Equivalent Spot Market Earnings

MR

The MR composite (a straight average of six worldwide voyages) started the year on a high, hitting the highest monthly average earnings in January since 2009. This was on the back of stronger exports from the US Gulf and increased activity and delays east of Suez due to refinery closures in Australia. Ever since however, the net addition of 75 vessels took its toll and average earnings corrected down. Nevertheless, the sector still managed to see year-on-year growth in earnings of 27.2% which was also a strong argument towards more orders being placed throughout the year. The quarterly earnings were at $17,800/day in Q1, $15,500/day in Q2, $12,200/day in Q3 and $11,300/day in Q4 basis design speed. For this sector the differential between design speed and slow speed in earnings is very small. For the total of the year, the composite averaged $14,000/day, up from $11,000/day.

The sector’s ability to absorb the net addition of 423 vessels over the last six years has been truly remarkable. Some support has come from the shrinking Handy fleet whilst more MRs are being built with an IMO 2 or 3 capacity and have therefore been involved also in chemical and vegoil trades. With increasing volumes and triangulation opportunities to look forward to, owners will have more opportunities to outperform the benchmarks in the future, however, this will also mean that ballast legs for the fleet as a whole will decline which would otherwise be keeping some vessels out of the market.

LNG Market

Last year, several unforeseen events have affected both demand and supply for LNG. Firstly on the demand side, Japan maintained most of its nuclear reactors shut and eventually closed down its last operating reactor in

September. As a consequence, Japanese demand for LNG rose to 87.49m tons, even higher than the 2012 record figure of 87.31m tons, which was already 11% higher than in 2011. In November, South Korea also faced nuclear outages and increased its LNG imports. On the supply side, Nigeria made headlines a couple of times, as did Angola LNG – although for opposite reasons. Angola LNG shipped its first cargo in June after a year and a half of delays whereas Nigeria LNG exports were halted a couple of times over the course of the year as force majeure had been declared on Africa’s largest natural gas export terminal and a tax dispute later forced exports to be suspended again. Rates remained below the $100,000 per day ceiling for 140,000 cubic metre (cbm) vessels and hit a bottom in June below $90,000 per day. The cold weather in the Far East and relatively few production outages in the beginning of the year turned out to be positive factors for LNG demand and vessels’ employment. The market remained rather quiet for the rest of the year with some downward pressure on rates due to the production disruptions mentioned earlier.

Figure 1: Japan LNG imports

Since the inception of the market, approximately 50 years ago, liquefaction capacity has expanded significantly in the early producing countries while other regions such as West Africa and the Caribbean later joined the club. To a large extent, the Asia Pacific market is still mainly driven by Japan, South Korea and Taiwan, while Malaysia and Indonesia have brought online regasification capacity despite the fact that Malaysia has historically been an LNG exporter. LNG prices in Asia Pacific have historically been higher than in the Atlantic basin because of limited alternatives available. Indeed, buyers in the Atlantic basin have usually been European countries that relied on LNG to add to their pipeline gas imports from the Former Soviet Union. On the sell side, Algeria played a major role in supplying those markets as a first mover in the sector. Furthermore, while pricing in Asia Pacific has traditionally been linked to crude imports and the famous Japanese Crude Cocktail, pricing in the Atlantic basin reflected more closely traditional regional gas pricing.

Figure 2: Deliveries of LNG tankers by size

Although liquefaction capacity expansion was limited in 2013, the picture looks different for 2013 and 2015 with the giant 15 million tons annually (mta) Gorgon Project, thought to hold more than 2.2bn barrels of oil equivalent, projected to deliver first gas towards the end of this year, the Queensland Curtis project scheduled to come online in the third quarter of this year and the Gladstone project planned for 2015, all three in Australia. The substantial PNG LNG project – with a capacity of 6.6 mta – in Papua New Guinea is expected to deliver first gas this year too. If everything goes as planned, 2014 will see more liquefaction capacity additions than each of the four previous years.

Interesting developments have taken place in the US as well. Since shale oil output started rising a couple of years ago, companies gradually started to show an interest in exporting LNG out of the US. As a result, a few new approvals have been granted last year, allowing for total exports of roughly 6.4 billion cubic feet per day (Bcf/d) of natural gas to non Free-Trade-Agreement countries. However, the US regulatory body made it clear that the potential economic impact of each application for an export authorization would be assessed, making it unlikely to see the number of approvals granted surge substantially in the future.

Figure 3: LNG Fleet Age Profile (No. of vessels)

With regards to the LNG tanker fleet, 42 vessels totaling slightly more than 3 million dwt and a gas capacity of 6 million cubic feet (mcf) have been ordered in 2013. The orderbook now comprises 112 vessels of which 30 are scheduled to be delivered in 2014 and 39 in 2015 while 19 ships have been delivered in 2013 totaling a gas capacity of more than 2.5 mcf. Despite the increased ordering activity that started around 2011, vessel prices remain around the same level as they did in 2009 at approximately $200 million for a 147,000 cbm vessel. The degree of concentration in the sector remains high with a handful of owners dominating the orderbook.

Company Overview

As of April 10, 2014 the fleet consisted of 45 double-hull tankers with an average age of 7.3 years, one LNG carrier and two suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current fleet consists of one VLCC, twelve suezmaxes including the two DP2 shuttle tankers delivered in March and April 2013, respectively, eleven aframaxes, nine panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2013

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

The world economy maintained elements of uncertainty throughout 2013, particularly in the West, albeit with glimpses of hope emanating from the US. The national debt and deficit problems of Europe coupled with the extreme austerity measures required in several countries particularly in the European South, continued to cause considerable concern, further threatening global financial stability. In such an environment, expected demand for oil was adversely affected and eventually exhibited a meager growth. As per the International Energy Agency (“IEA”), 2013 global oil demand grew by 1.4% from 2012, translating to 91.3 mbpd in 2013 vs. 90.0 mbpd in 2012.

Demand in Europe actually fell, but was offset by increasing demand in the Asia/Pacific region, primarily China and India. While demand for oil was demonstrating low growth, the ongoing supply of crude-carrying vessels continued to negatively affect the tanker market for most of 2013 despite a material reduction in the newbuilding orderbook compared to 2012.

As a result of all these factors, overall global fleet utilization remained soft, freight rates for the crude carriers lingered at low levels, until December 2013, and valuations of vessels remained weak with a positive reversal towards the ends of the year following the spike in charter rates. Product carrier rates experienced some noticeable uplift due to a more favorable vessel supply situation, the export of middle-distillates (gasoline and diesel) from the United States to Europe and an increase in the ton-mile demand due to the closure of certain refineries in Europe.

The fleet achieved voyage revenues of $418.4 million in 2013, an increase of 6.2% from $394.0 million in 2012. The average size of the fleet decreased in 2013 to 47.5 vessels from 47.9 vessels in 2012, and fleet utilization increased from 94.9% to 97.8% over the same period. In 2012 utilization excluding the VLCCs La Prudencia and La Madrina which were being held for sale and unemployed was 98.0%. The oversupply of vessels which continued in 2013 resulted in a soft market which kept rates at historically very low levels, with signs of improvement only towards the end of the year. Our average daily time charter rate per vessel after deducting voyage expenses, increased to $17,902 from $17,163 in 2012, mainly due to the introduction of the two DP2 shuttle tankers and the LNG carrier. Voyage expenses increased, as a result of the increase in the number of days the fleet operated on spot and contract of affreightment, bearing voyage expenses. The price of bunkers (fuel) fell by 8.6% between 2012 and 2013, which offset the increase in the volume of bunkers consumed. Operating expenses decreased by 1.9% to $130.8 million, proportionately with the decrease of the average daily costs per vessel by 1.6% due to decreased repairs and maintenance expenses offset by increased crew cuts. The weakening of the US Dollar against the Euro by 3.3% resulted in increased crew costs as our officers, are generally paid in Euro. However, better pricing obtained by our new technical managers for purchases of spares, stores and lubricants derived from actions taken since 2009 helped lower operating expenses.

Depreciation was $95.3 million in 2013 compared to $94.3 million in 2012 due to the addition of the two DP2 shuttle tankers, offset by the change in our estimate for scrap value per light weight ton (LWT) from $300 per ton to $390 per ton, effective October 1, 2012 which affected positively depreciation expense by $3.8 million in 2013. Management fees totaled $15.9 million for both 2013 and 2012. General and administrative expenses were $4.4 million during 2013 compared to $4.1 million during 2012.

There were no vessel sales in 2013 while in 2012 , two vessels were sold at a net loss of $1.9 million. In 2013 there was an impairment charge of $28.3 million relating to the suezmaxes Silia T and Triathlon, the handysize Delphi and the VLCC Millennium., while in 2012 there was an impairment charge of $13.6 million relating to the VLCC Millennium. There was an operating gain of $4.9 million in 2013, compared to an operating gain of $1.3 million in 2012, including impairment charges in both years. Interest and finance costs, net decreased by 20.7% in 2013 to $40.9 million, due mainly to the expiration of seven swaps in the later part of 2012 and another two in 2013, Net loss attributable to us was $37.5 million compared to $49.3 million loss in 2012. The effect of preferred dividends that accrue for 2013 was $3.7 million. Diluted losses per share were $0.73 in 2013, including the effect of preferred dividends, based on 56.7 million diluted weighted average shares outstanding compared to $0.92 in 2012 based on 53.3 million diluted weighted average shares outstanding.

Some of the more significant developments for the Company during 2013 were:

•

the strategic cooperation with a major Norwegian charterer for the construction and chartering of initially five newbuilding aframaxes with options for the construction and chartering of four more aframaxes exercised in March 2014.;

•	the dry-docking of Selecao, Triathlon, Maya, Inca, Andes, Selini and Maria Princess for their mandatory special or intermediate survey;

•	commencement of 15-year employment for two DP2 shuttle tankers;

•	the issuance of 2,000,000 8.000% Series B cumulative redeemable perpetual preferred shares for $50 million, gross;

•	the issuance of 2,000,000 8.875% Series C cumulative redeemable perpetual preferred shares for $50 million, gross;

•	the payment to holders of Series B preferred shares of dividends totaling $1.9 million in aggregate;

•	the issuance of 1,430,211 common shares raising $7.4 million through an at-the-market offering ; and

•	dividends to holders of common stock totaling $0.15 per share with total cash paid out amounting to $8.5 million.

The Company operated the following types of vessels during, and at the end of 2013:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	1.0	10.0	1.5	11.0	9.0	6.0	8.0	47.5
Number of vessels at end of year	1.0	1.0	10.0	2.0	11.0	9.0	6.0	8.0	48.0
Dwt at end of year (in thousands)	86.0	301.0	1,626.0	311.0	1,194.0	651.0	318.0	298.0	4,786.0
Percentage of total fleet	1.8%	6.3%	34.0%	6.5%	24.9%	13.6%	6.7%	6.2%	100.0%
Average age, in years, at end of year	6.9	15.3	7.5	0.8	5.7	6.9	8.5	7.5	7.1

We believe that the key factors which determined our financial performance in 2013, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports and carry LNG (liquefied natural gas), which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below) which ensured a stable cash flow while allowing us to take advantage of any upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by rising operating and fuel costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to efficiently monitor the construction phase of our newbuilding program while maintaining a tight control of costs and expenses;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including addressing loan-to-value requirements;

•	our ability to reward our shareholders through a dividend policy;

•	our ability to raise new financing through bank debt at competitive terms despite the current tight credit environment;

•	our ability to raise new financing through equity issuances at competitive terms despite the current tight credit environment; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also be those that will be behind our future financial performance and will play an especially significant role in the current world economic climate as we proceed through 2014 and into 2015. To these may be added:

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

Considerable economic and political uncertainty remains in the world as we enter the second quarter of 2014. There are positive signs emanating from the U.S. in terms of the economy and assuming the country’s ability to absorb without social disruptions government spending cuts particularly in an environment of growing consumer confidence. Recent measures in Europe to stabilize the financial condition of certain countries, particularly in the South, have also provided some confidence that feared dangers like sovereign debt defaults and the collapse of the Euro, seem today to be under control, or at least policies and instruments are in place to minimize any potential impact should such dangers resurface. Many of the developing countries still have surging economies albeit with the occasional readjustments or corrections Two significant dampers to expectations for the near future are elevated oil prices and potential instability in US-Russia relations due to the

Crimea debacle. The combination of rising demand for oil and supply limitations (including fear of future limitations) could lead to higher prices which could lead to GDP growth inhibitions and therefore be detrimental to tanker demand. A conflict in the Arabian/Persian Gulf, while possibly resulting in a variation from current tanker trading routes which may or may not be beneficial for the tanker sector, would likely lead to higher oil prices.

We believe it likely, therefore, that 2014 will be a year that could see occasional spikes in rates particularly for crude tankers as we experienced in January 2014. There is reserved optimism for the tanker sector that in 2014 on average, we should see some healthy sustainability in rates which have bounced off the trough seen over the last few years, particularly for crude tankers. On the product trade there is optimism as the current supply/demand fundamentals seem relatively balanced. In addition, new or upgraded refineries in the Middle East and Asia, including China, are forecast to support the expansion of new and longer trade routes for product carriers. LNG carriers are also expected to continue to enjoy a healthy year, albeit with lower rates than a year ago, given the current demand for natural gas and number of available liquefied natural gas carriers. A further related area which may enjoy respectable returns is in the off-shore support area, which would include storage and shuttle services to off-shore production units. The new fields off Brazil and West Africa are becoming increasingly attractive for development, especially in the light of supply constraints from existing sources and rising oil prices.

Chartering Strategy

We typically charter our subsidiaries’ vessels to third parties in any of five basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

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

Fifth are “pools”. At various stages during 2013, three of our subsidiaries’ vessels also operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

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

The cooperation with Tsakos Shipping, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships Tsakos Shipping has built with many of the world’s major oil companies and refiners over 40 years of existence and high quality commercial and technical service.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008. Since steel prices have increased significantly during the last few years and are expected to be in high levels for the coming years, from October 1, 2012, scrap values are calculated at $390 per lightweight ton. Our estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate was to decrease net loss for the year ended December 31, 2013 by $3.8 million or $0.07 per weighted average number of shares, both basic and diluted. While there remains overcapacity within the tanker sector and scrap prices remain at these levels we would expect scrapping to remain a viable alternative to trading older vessels. We also expect commodity prices to remain at buoyant levels as the economic recovery continues to gather pace. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews and tests all vessels for impairment at each quarter-end and at any time that specific vessels may be affected by events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels, excluding the impaired vessels discussed below, is approximately five years. The average remaining operational life is, therefore, twenty years. Given the extensive remaining life, we do not believe that a significant risk of impairment currently exists, again excluding the impaired vessels. However, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Exclusion of such an escalation would not impact the overall impairment conclusion for each vessel for the years 2013, 2012 and 2011. Future operating costs are based on the 2013 average per individual vessel to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

During the latter part of 2013, the overcapacity in the crude tanker sector kept vessel values at historically low levels. For four of our oldest vessels, the VLCC Millennium, the suezmaxes Silia T and Triathlon, and the handysize Delphi, the expectations of employment at viable rates, or their sale at a profit was very low. We performed cash flow tests taking into account various possible scenarios such as keeping the vessels until the end of their useful economic life or selling them at various stages. None of these scenarios resulted in cash flow which would exceed the carrying value of the vessels. As a consequence, their carrying value has been written down to their fair market value, resulting in a total impairment loss of $28.3 million.

At December 31, 2012 the weak market and the expiry of the long term profitable bare boat time charter of the VLCC Millennium, led to an impairment loss of $13.6 million. At December 31, 2011 the tanker market was also exceptionally weak and an impairment loss of $39.4 million was incurred on the VLCCs La Madrina and La Prudencia, which both were classified as held for sale. At December 31, 2013, the market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $1.8 billion, compared to a total carrying value of $2.2 billion. While the future cash flow expected to be generated by all the vessels of the fleet, apart from Silia T, Triathlon, Delphi and Millennium, was comfortably in excess of their carrying value, there were 35 further vessels in our fleet whose aggregate carrying value and market value as determined at December 31, 2013 were of $1.5 billion and $1.1 billion, respectively. These vessels were:

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. During 2010, we sold the Decathlon while it was on time-charter and in order to fulfill our obligations under that time-charter we chartered the vessel back on market terms from the buyers for 103 days under its new name Nordic Passat. Another vessel was chartered-in during 2010 to cover for the product carrier Didimon while it was in dry-dock. As of December 31, 2013, 2012, 2011 and 2010, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. For 2014 no increase has been agreed by March 31, 2014 and management fees remain the same as in 2013. Accordingly, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or chartered out on a bareboat basis or under construction. The monthly fee for the LNG carrier and the suezmax DP2 shuttle tankers will be $35,000.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Since steel prices have increased significantly during the last few years and are expected to be in high levels for the coming years, effective October 1, 2012, our estimate for scrap values was increased from $300 to $390 per lightweight ton. This change in estimation resulted in positive impact of $3.8 million to our 2013 financial results. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carrier), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 10 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows, expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews it was determined in 2013, 2012 and 2011 that an impairment loss had been incurred with respect to the carrying values of four of the older vessels of the fleet in 2013, the oldest vessel of the fleet in 2012, and two older vessels in 2011.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2013, we received approximately $5.2 million in net proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurers, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2013 versus year ended December 31, 2012

Voyage revenues

Voyage revenues earned in 2013 and 2012 per charter category were as follows:

	2013		2012
	$ million	% of total	$ million	% of total
Time charter-bareboat	5.4	1%	9.3	2%
Time charter-fixed rate	143.8	34%	95.9	24%
Time charter-variable rate (profit share)	70.5	17%	93.6	24%
Pool arrangement	5.3	1%	20.4	5%
Voyage charter-contract of affreightment	7.0	2%	0.0	0%
Voyage charter-spot market	186.4	45%	174.8	45%

Total voyage revenue	418.4	100%	394.0	100%

Revenue from vessels was $418.4 million during the year ended December 31, 2013 compared to $394.0 million during the year ended December 31, 2012, a 6.2% increase. There was an average of 47.5 vessels in 2013 compared to an average of 47.9 vessels in 2012. In December 2012, the two VLCCs La Madrina and La Prudencia, which were held for sale at December 31, 2011, were sold. Based on the total days that the vessels were actually employed as a percentage of the days that we owned or controlled the vessels, the fleet had 97.8% employment compared to 94.9% in the previous year, the lost time being mainly due to the seven drydockings performed during the year, while in 2012 there were ten drydockings plus the fact that the two VLCCs La Madrina and La Prudencia, held for sale were off hire for most days of 2012.

Market conditions continued to be poor in 2013, primarily as a result of excess available capacity within the tanker sector. Towards the end of the year there was some improvement in the crude market but the real benefits were seen in the first quarter of 2014. We had more vessels employed on time charters with fixed rates, with fewer vessels on employment with time charter with variable rates or in pools than in 2012. The average time charter equivalent rate per vessel achieved for the year 2013 was higher by 4.3% at $17,902 per day compared to $17,163 per day for the previous year. The increase is mainly due to the introduction of the two suezmax DP2 shuttle tankers during 2013, which entered their long time employment and due to a higher average rate for the LNG carrier, Neo Energy. In addition, the smaller handysize and handymax product tankers saw improved rates in 2013 compared to 2012. Panamax tankers, which had the same employment mix for both years achieved lower TCE rates in 2013 as five of the nine panamaxes underwent dry-docking during 2013 losing operating days and incurring higher repair and maintenance expenses. Suezmax tankers achieved a 7% lower average daily TCE, as two out of the ten suezmaxes were employed on spot charters, while during 2012 all suezmaxes were under time charters with fixed and variable rates. The aframaxes achieved a slightly lower TCE compared to the prior year, while our remaining VLCC, Millennium, completed its bareboat charter and entered a profitable time charter.

Commissions

Commissions during 2013 amounted to $16.0 million compared to $12.2 million in 2012, a 31.1% increase. Commissions were 3.8% of revenue from vessels in 2013 compared to 3.1% in 2012. The increase in commission charges relates to increased commissions in time charters signed in 2013, as well as to a reversal of accumulated accrued commissions in 2012.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2013	2012		2013	2012
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	77.1	78.3	(1.6)%	13,578	17,298	(21.5)%
Port and other expenses	39.9	33.5	19.3%	7,035	7,387	(4.8)%

Total voyage expenses	117.0	111.8	4.6%	20,613	24,685	(16.5)%

Days on spot and Contract of Affreightment (COA) employment				5,675	4,529	25.3%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. Voyage expenses were $117.0 million during 2013 compared to $111.8 million during the prior year, a 4.6% increase. The total operating days on spot charter and contract of affreightment totaled 5,675 days in 2013 compared to 4,529 days in 2012. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2013, the increase in voyage expenses was primarily due to a 25.3% increase in the days the vessels operated on spot and COA employment bearing voyage expenses, resulting in an increase of 21.5% in the volume of bunkers consumed, offset by a 8.6% decrease in bunker prices paid between the two years. The increase in the number of days the vessels operated on spot and COA employment bearing voyage expenses also resulted in an increase in port expenses. However, port and other expenses vary between different ports, so overall voyage expenses were also affected by which ports the vessels visited.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2013	2012		2013	2012
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	78.9	74.8	5.5%	4,610	4,356	5.8%
Insurances	14.4	15.5	(7.0)%	839	898	(6.6)%
Repairs and maintenance, and spares	14.6	19.8	(26.3)%	853	1,154	(26.1)%
Stores	7.9	6.9	14.0%	460	403	14.3%
Lubricants	5.7	6.1	(6.1)%	332	353	(5.9)%
Other (quality and safety, taxes, registration fees, communications)	9.3	10.2	(9.0)%	540	591	(8.7)%

Total operating expenses	130.8	133.3	(1.9)%	7,634	7,755	(1.6)%

Earnings capacity days excluding vessel on bare-boat charter				17,128	17,178

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $130.8 million during 2013, compared to $133.3 million during 2012, a decrease of 1.9%, primarily due to decreased repairs and maintenance and spares expenses by $5.2 million and decreased insurance costs by $1.1 million, partially offset by increases in crew costs by $4.1 million. Crew costs increased as a result of higher bonuses paid to seafarers and to higher training costs and travelling expenses relating to the commencement of the operations of our two DP2 shuttle tankers in Brazil. In addition, the weakening of the US Dollar against the Euro by 3.3% in 2013 affected the increase in our crew costs as most of our officers are paid in Euro. The dry-docking activity in every year affects repairs and maintenance expenses as certain works performed during dry-dockings that do not qualify for capitalization, are expensed. In 2013, seven dry-dockings were performed compared to ten, including the first dry-docking of the LNG carrier, Neo Energy, in 2012 which itself negatively affected the 2012 operating expenses by almost $1.3 million. Insurances decreased by $1.1 million mainly due to the decrease in insured values of the vessels. Other operating expenses were lower by 9.0% in 2013 compared to 2012 mainly due to decreased use of armed guards, as a result of trading routes followed, offset by increased vessels tonnage taxes due to new Greek legislation. All other categories of operating expenses remained approximately at the same levels in 2013 due to the efforts of our technical managers and the effective cost control and monitoring performed. As a percentage of voyage revenues, vessel operating expenses were 31.3% in 2013 and 33.8% in 2012.

Operating expenses per ship per day for the fleet decreased to $7,634 for 2013 from $7,755 in 2012. This was mostly due to the decrease in operating costs as earnings capacity days remained almost at the same levels between the two years. Approximately 54% of operating expenses (29% of total costs) incurred are in Euro, mainly relating to vessel officers (an increase of approximately $2.3 million in our crew costs is due to the weakening of the US dollar by 3.3% during 2013). The weakening of the US dollar against the Euro during 2013 negatively affected operating expenses, three of the scheduled dry-dockings being performed in Euro zone countries. However, despite the negative effect of the exchange rate, total operating expenses were lower in 2013 for the reasons described above. The creation of TCM in 2010, between Tsakos Shipping and Columbia Shipmanagement Ltd., continued to result in increased purchasing power based on the combined fleets managed by Tsakos Shipping and Columbia. This provided considerable savings in the purchase of stores, spares and lubricants both in 2013 and 2012.

Depreciation

Depreciation was $95.3 million during 2013 compared to $94.3 million during 2012, an increase of $1.0 million, or 1.1%. The addition of the two suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013 respectively, increased the depreciation expense by $5.2 million, offset by the increase of the scrap rate per light weight ton from $0.30 to $0.39 since the fourth quarter of 2012, which reduced the depreciation expense by $3.8 million for the vessels that existed for both years.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2013, amortization of deferred dry-docking costs was $5.1 million compared to $4.9 million during 2012, an increase of 3.1%. In 2013, seven vessels performed dry-docking compared to ten vessels in 2012.

Management fees

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement between the companies. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

As a consequence, from January 1, 2012, vessel monthly fees for operating vessels increased to $27,500 from the $27,000 fee payable in 2011, and for vessels chartered out, vessels on a bare-boat basis and for vessels under construction the monthly fee increased to $20,400 from $20,000 payable in 2011. On April 1, 2012, the monthly fee for the LNG carrier increased from $32,000 payable since the beginning of 2011 to $35,000, of which $10,000 is paid to the management company and $25,000 to a third party manager. Monthly management fees for the suezmax DP2 shuttle tankers have been agreed at $35,000 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27,500 per month, of which $13,700 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27,500 per month, of which, effective September 22, 2013, $12,000 are payable to a third party manager. No fee increase has yet been agreed for 2014.

Management fees totaled $15.9 million during both years ended December 31, 2013, and 2012 as there were no increases in the management fees and the average number of fleet vessels between the two periods remained almost unchanged. Total fees include fees paid directly to the third-party ship manager in the case of the LNG carrier, the suezmax Eurochampion 2004 and the VLCC Millennium. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.4 million during 2013 compared to $4.1 million during 2012, an increase of 6.7%. This increase is mainly due to expenditure on potential growth projects in 2013.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the incentive award and stock compensation expense, together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,196 in 2013 compared to $1,180 in 2012, the increase being mainly due to the increases in general and administrative expenses described above, offset by a decrease in the stock compensation expense.

Management incentive award

There was no management incentive award in 2013 and 2012. However, special awards totaling $0.5 million were paid to the Management Company in relation to capital raising offerings during 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

Stock compensation expense

In 2013 stock compensation expense of $0.5 million represents the cost of the 96,000 Restricted Share Units (RSUs) granted to non executive Directors of the Company on October 11, 2013, which vested immediately. In 2012, stock compensation expense amounted to $0.7 million which represented the amortization expense of 84,500 RSUs granted in prior periods and vested in the second quarter of 2012 and the cost of 150,000 RSUs granted and vested on December 31, 2012. Almost half of the RSUs which vested in 2012 had been issued to staff of the commercial and technical managers who are considered as non-employees. In the case of RSUs issued to non-employees, amortization is based on the share price on vesting date with quarterly adjustments depending on the share price until vesting, whereas in the case of employees and Directors, amortization is based on the share price at grant date. The valuation of RSUs which are granted and vested immediately is based on the share price at that date.

Gain (loss) on sale of vessels

There were no vessel sales during 2013. During 2012, we sold the VLCCs La Madrina and La Prudencia, which were held for sale at December 31, 2011, for net proceeds of $19.9 million and $20.3 million respectively, resulting in a net loss of $0.8 million and $1.1 million respectively.

Vessel impairment charge

In 2013 there was an impairment charge of $28.3 million in total, relating to the 1998 built VLCC Millennium, the 2002 built suezmaxes Silia T and Triathlon and the 2004 built handysize product carrier Delphi. In 2012 there was an impairment charge of $13.6 million relating to the VLCC Millennium. The negative market forces existing since 2009 impacted the ability to charter older vessels at accretive rates. In the case of the impaired vessels, the total weighted average cash flow expected to be generated over the future remaining lives of the vessels under various possible scenarios, including sale of vessels in line with our modern fleet strategy, was less than the current carrying values of the vessels in our books and consequently the amount of carrying value in excess of the fair market value of these vessels was written-off as an impairment charge in 2013 and 2012, respectively. The market was poor during 2013, but with signs of improvement towards the end of the year. However, because of oversupply of crude carriers, expectations for alternative employment at rates that would ensure cash flows in excess of its carrying values were reduced and the most probable scenario of selling those vessels resulted in inadequate cash flow. As a consequence, at December 31, 2013, the carrying value of the suezmaxes Silia T and Triathlon has been reduced to their fair market value of $26.8 million each, the VLCC Millennium has been reduced to $25.0 million, and the handysize Delphi has been reduced to $16.8 million. However, those vessels were not classified as held for sale as they did not meet the criteria for held for sale classification at December 31, 2013.

At December 31, 2013, as vessel values were at historically low levels, apart from the four vessels that were impaired, 35 of our vessels had carrying values in excess of market values. Apart from the four vessels mentioned above, which are the oldest in our fleet, the remainder of our fleet is for the most part young and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than the carrying values as at December 31, 2013.

Operating loss/income

For 2013, income from vessel operations was $4.9 million including an impairment charge of $28.3 million compared to $1.3 million, including a loss on the sale of two vessels amounting to $1.9 million and an impairment charge of $13.6 million for 2012.

Interest and finance costs, net

	2013	2012
	$ million	$ million
Loan interest expense	35.8	28.2
Accrued interest on hedging swaps reclassified from AOCI	(0.5)	1.0
Interest rate swap cash settlements—hedging	6.4	20.5
Less: Interest capitalized	(1.9)	(1.8)

Interest expense, net	39.8	47.9
Interest rate swap cash settlements—non-hedging	5.0	8.0
Bunkers swap cash settlements	(0.2)	(2.4)
Change in fair value of non-hedging bunker swaps	(0.1)	1.7
Amortization of deferred loss on de-designated interest rate swap	0.9	1.5
Expense of portion of accumulated negative valuation of de-designated interest rate swap	—	0.7
Change in fair value of non-hedging interest rate swaps	(6.0)	(7.0)
Amortization of loan expenses	1.1	1.0
Bank loan charges	0.4	0.2

Net total	40.9	51.6

Interest and finance costs, net, were $40.9 million for 2013 compared to $51.6 million for 2012, a 20.7% decrease. Loan interest, excluding payment of swap interest, increased to $35.8 million from $28.2 million, a 27.0% increase partly due to temporary increases in margins arising from covenant waivers, expected to reverse for the most part in mid-2014, and to higher margins on new loans than on repaid debt. Total weighted average bank loans outstanding were approximately $1,422 million for 2013 compared to $1,487 million for 2012. However, cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6-month LIBOR, decreased to $11.4 million from $28.5 million as two swaps expired in 2013 and seven swaps expired in the second part of 2012. The average loan financing cost in 2013, including the impact of all interest rate swap cash settlements, was 3.24% compared to 3.75%, for 2012. Capitalized interest, which is based on expenditure incurred to date on vessels under construction, was $1.9 million in 2013, compared to $1.8 million in 2012, relating to similar amount of pre-delivery average yard installments for vessels under construction for both periods.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2013 of $6.0 million compared to a positive movement of $7.0 million in 2012.

Amortization of the deferred loss on de-designation of an interest rate swap that became ineffective in 2010 amounted to $0.9 million in 2013 and $1.5 million in 2012. The decrease is due to the sale of one vessel and the repayment of the corresponding portion of the loan previously hedged by the swap in the fourth quarter of 2012 and as a result, a part of the accumulated negative valuation relating to this swap amounting to $0.7 million was transferred from other comprehensive loss to statement of operations and the remaining amortization was reduced accordingly.

Since 2009, the Company has entered into swap arrangements relating to bunker (fuel) costs, which do not qualify as hedging instruments. In 2013, the Company received $0.2 million on such swaps in realized gains compared to $2.4 million in 2012. However, unrealized mark-to-market valuation gains were $0.1 million in 2013, compared to $1.7 million losses in 2012.

Amortization of loan expenses was $1.1 million in 2013 compared to $1.0 million in 2012. Other bank charges amounted to $0.4 million in 2013 and $0.2 million in 2012.

Interest and investment income

For 2013, interest and investment income amounted to $0.4 million compared to $1.3 million in 2012. In both years, apart from $0.1 million realized loss on sale of marketable securities, the remaining income related to bank deposit interest. The decrease is due to lower average cash balances in 2013 compared with 2012, the rates on cash deposits being at the same levels for both periods.

Non-controlling interest

Net loss attributable to non-controlling interest (49%) shareholding of the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $1.1 million in 2013 compared to $0.2 million income in 2012. The decrease is attributable to higher finance costs as a result of the waivers obtained for its loan, as well as increased repairs and maintenance expenses during the scheduled special surveys of the vessels which were performed in 2013.

Net loss attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net loss attributable to Tsakos Energy Navigation Limited for 2013 was $37.5 million, or $0.73 per share basic and diluted, taking into account the cumulative dividend of $3.7 million on our preferred shares, versus a net loss of $49.3 million, or $0.92 per share basic and diluted, for 2012.

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

Charter hire expense

There was no charter hire expense in 2012 and 2011.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2012	2011		2012	2011
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	74.8	76.4	(2.1)%	4,356	4,478	(2.7)%
Insurances	15.5	15.2	1.7%	898	891	0.8%
Repairs and maintenance, and spares	19.8	15.2	30.7%	1,154	888	29.9%
Stores	6.9	6.7	3.7%	403	391	3.0%
Lubricants	6.1	6.1	(0.7)%	353	358	(1.3)%
Other (quality and safety, taxes, registration fees, communications)	10.2	10.3	(0.9)%	591	600	(1.6)%

Total operating expenses	133.3	129.9	2.6%	7,755	7,606	1.9%

Earnings capacity days excluding vessel on bare-boat charter				17,178	17,066

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

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2012 of $7.0 million compared to a positive movement of $3.6 million in 2011. During 2010, the panamax tankers the Hesnes and the Victory III were sold. As a consequence, the interest rate swap relating to the loan which included the part financing of these vessels became ineligible for special hedge accounting and was de-designated. As a result, a part of the accumulated negative valuation relating to this swap amounting to $0.8 million was transferred from other comprehensive income/(loss) to the statement of operations in 2010. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap is being amortized to earnings over the term of the original hedge. In both 2012 and 2011, $1.5 million was amortized. A further lump-sum of $0.7 million was transferred from the unamortized negative valuation directly to the statement of operations on sale of La Madrina in 2012, while $0.5 million were expensed in 2011 on sale of the aframax tanker Vergina II.

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

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditure on dry-dockings and vessel acquisitions, which in total equaled $151.7 million in 2013, $91.9 million in 2012 and $113.8 million in 2011, will again require us to expend cash in 2014 and in future years. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of issuing further equity, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2014, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through

January 1, 2015, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $5.3 million at December 31, 2013 compared to a negative $51.1 million at December 31, 2012. Current assets increased to $232.5 million at December 31, 2013 from $224.0 million at December 31, 2012 mainly due to increased cash in non-restricted cash holdings by $17.9 million due to the two preferred stock issues in May and September 2013 and the ATM program under which the Company raised $47.0 million, $47.3 million and $7.0 million, respectively. Restricted cash balances dropped by $6.7 million due to the release of restricted amounts following the sale of the VLCC La Madrina at the end of 2012 and an early payment of a loan installment. Current liabilities decreased to $228.3 million at December 31, 2013 from $258.9 million at December 31, 2012, mainly due to the decrease of the current portion of long term debt by $60.3 million. At December 31, 2013 the amount that we would be required to pay to satisfy the value-to-loan shortfall contained in our loan agreements, reclassified to short term liabilities, has been reduced to $5.9 million from $24.3 million at December 31, 2012. The current portion of financial instruments has decreased by $7.2 million in 2013 as seven swaps expired during the latter part of 2012 and another two expired in 2013.

Net cash provided by operating activities was $117.9 million during 2013 compared to $60.9 million in the previous year, a 93.8% increase. The increase is mainly due to the increase in revenue (net of voyage expenses) generated by operations as described in the section on voyage revenue above, and due to more effective management of payables and receivables. Expenditure for dry-dockings is deducted from cash generated by operating activities. Total expenditure during 2013 on dry-dockings amounted to $5.7 million compared to $7.6 million in 2012. In 2013, dry-docking work was performed on the panamaxes Maya, Inca, Andes, Selecao and Selini, on the aframax Maria Princess and on the suezmax Triathlon, seven vessels in total. In 2012, dry-docking work was performed on the suezmaxes Silia T, Arctic and Antarctic, the aframaxes Sakura Princess and Izumo Princess, the panamax Socrates, the handysizes Aegeas, Bosporos and Byzantion and the LNG Neo Energy, ten vessels in total. Expenditure was lower in 2013 due to the lower number of vessels that undertook dry-docking and also due to the high cost of the LNG carrier Neo Energy dry-docking in 2012.

Net cash used in investing activities was $144.4 million for the year 2013, compared to $43.0 million for 2012. In 2013 we paid $37.2 million as yard advances for vessels under construction and $105.8 million as the final installments for the acquisition of the newbuilding suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014. We also paid $3.1 million for additions and improvements on our existing fleet. In 2012, $81.8 million was paid as yard installments for vessels under construction and $2.5 million for improvements on existing vessels. At December 31, 2013, we had under construction one LNG carrier and five aframaxes with total remaining payments totaling $426.5 million, all of which we expect to be covered by new debt or additional sources of debt, as described above. In addition, a contract we had for construction of a shuttle tanker has been cancelled and we are currently in discussion with the shipyard regarding the possible substitution of two alternative vessels at delivery dates to be determined. The LNG carrier is expected to be delivered in the first quarter of 2016 and the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the first quarter of 2017. Since December 31, 2013, we have contracted for four additional aframax crude oil tanker newbuildings for an aggregate purchase price of $206.8 million, with scheduled deliveries between the first and third quarters of 2017.

In 2013 there were no vessel sales. In 2012, net sale proceeds from the sale of the VLCCs La Madrina and La Prudencia amounted to $40.2 million in total.

Net cash provided by financing activities in 2013 amounted to $44.5 million compared to net cash used in financing activities of $49.3 million in 2012. Proceeds from new bank loans in 2013 amounted to $110.0 million compared to $83.6 million in the previous year. Scheduled repayments of debt amounted to $145.3 million in 2013, compared to $125.1 million of repayments in 2012. Another $26.8 million was paid in 2013 as the balloon payment on a loan facility, used for the financing of the aframax tanker Sakura Princess and other vessels sold in prior periods. This balloon was refinanced by an $18.0 million new loan included in the total proceeds from new bank loans. In 2012, $23.6 million of debt was prepaid as a result of vessel sales and $8.1 million was repaid in relation to a loan to the joint-venture subsidiary. On May 2, 2013, the Company completed an offering of 2,000,000 of its 8% Series B cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.0 million. On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices. As of December 31, 2013 the Company sold 1,430,211 common shares under this agreement for net proceeds of $7.0 million. On September 30, 2013, the Company completed an offering of 2,000,000 of its 8.875% Series C cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.3 million. On April 18, 2012, the Company completed an offering of 10,000,000 common shares at a price of $6.50 per share. The net proceeds from the sale of these common shares in the offering, after deducting underwriting discounts and estimated expenses relating to the offering, was $62.3 million. Since December 31, 2013, the Company has issued an additional 1,077,847 common shares under the distribution agency agreement for net proceeds of $7.2 million and completed a public offering of 12,995,000 common shares for net proceeds of $82.7 million on February 5, 2014.

In 2013, dividends of $0.05 per common share were paid in June, September and December. Total dividend payments to common stockholders in 2013, amounted to $8.5 million. In 2012, total dividends amounted to $0.50 per common share and payments totaled $26.6 million. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

In 2013, a dividend of $0.44 and $0.50 per preferred share was paid to holders of our Series B preferred shares on July 30, 2013 and on October 30, 2013 respectively, totaling to $1.9 million. Dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s board of directors.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the section “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.3 years at March 31, 2014. We raise the funds for such investments in new-buildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. New-building contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. In the case of the DP2 shuttle tankers, delivered in March and April 2013, pre-delivery financing had been arranged for part of the installment payments to the shipbuilding yard and on delivery the remainder of the financing was received to cover the final installments. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over seven to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

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

Summary of Loan Movements Throughout 2013 (in $ millions):

Loan	Vessel	Balance at January 1, 2013	New Loans	Repaid	Balance at December 31, 2013
Credit facility	Sakura Princess	34.9	0	34.9	0
Credit facility	Silia T, Andes, Didimon, Amphitrite, Izumo Princess, Aegeas	134.2	0	13.1	121.1
Credit facility	Millennium, Triathlon, Eurochampion 2004, Euronike	125.1	0	11.8	113.3
Credit facility	Archangel, Alaska, Arctic, Antarctic	112.4	0	10.6	101.8
Credit facility	Delphi, La Prudencia, Byzantion, Bosporos	92.6	0	27.0	65.6
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	251.0	0	20.0	231.0
10-year term loan	Arion, Andromeda	32.0	0	3.1	28.9
Credit facility	Maya, Inca	35.6	0	4.4	31.2
Credit facility	Neo Energy	92.5	0	5.0	87.5
10-year term loan	Maria Princess, Nippon Princess	66.3	0	5.5	60.8
Credit facility	Selecao, Socrates	61.3	0	4.6	56.7
10-year term loan	Ise Princess	29.0	0	2.2	26.8
10-year term loan	Asahi Princess	30.3	0	2.9	27.4
12-year term loan	Sapporo Princess	33.8	0	2.5	31.3
10-year term loan	Uraga Princess	32.5	0	2.6	29.9
7-year term loan	World Harmony, Chantal	60.7	0	4.6	56.1
10-year term loan	Selini	37.5	0	3.2	34.3
8-year term loan	Salamina	36.9	0	2.6	34.3
10-year term loan	Spyros K	43.2	0	3.2	40.0
9-year term loan	Dimitris P	45.4	0	3.2	42.2
8-year term loan	Rio 2016	27.6	46.0	2.3	71.3
8-year term loan	Brasil 2014	27.6	46.0	2.5	71.1
7-year term loan	Sakura Princess	0	18.0	0.3	17.7

Total		1,442.4	110.0	172.1	1,380.3

As a result of such financing activities, long-term debt decreased in 2013 by a net amount of $62.1 million compared to a net decrease of $73.2 million in 2012. The debt to capital (equity plus debt) ratio was 58.0% at December 31, 2013, or net of cash, 54.8%, and 60.9% at December 31, 2012 or, net of cash, 58.0%.

We have paid all our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2013 was 68.3%, below the original loan covenant maximum of 70% which is applicable to all the above loans (except one) on a fleet and total liabilities basis. At December 31, 2012, due to the fall in vessels’ values, our consolidated leverage was in excess of the loan covenant maximum of 70%. All the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in two cases 125% and in two other cases 110%) of the outstanding associated debt at all times. As at each of December 31, 2013 and 2012, in certain cases, due to the fall in tanker values, the value-to-loan ratios were less than these levels and, therefore, we were in non-compliance with this covenant in those cases.

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

We have obtained waivers in respect of the leverage covenant, from all lenders whose loans are affected by the leverage non-compliance, for a period of eighteen months to July 1, 2014, during which period the leverage maximum is 80% and the interest rate margin is increased. In addition, we have obtained waivers in respect of loan-to-value ratios on ten of the loans with loan-to-value shortfalls for a period of eighteen months to July 1, 2014, during which period the required loan-to-value ratio is at a range of 100%-125% and the interest rate margin is increased. There is one further loan, with an outstanding balance of $34.3 million where loan-to-value non-compliance existed at December 31, 2013, but for which a waiver was not sought. In respect of this loan, an amount of $5.9 million has been reclassified as a current liability.

One of the loans listed above (re Maya, Inca) relates to the financing of the subsidiary company in which we have a 51% interest. This loan has a leverage covenant similar to that defined above which relates only to the assets and liabilities of that particular company. As at December 31, 2012, the leverage on this particular loan was in excess of the required level. In addition, the loan-to-value ratio was less than the required percentage. We have agreed upon the terms of a waiver of this leverage covenant covering the 18-month period from December 31, 2012 to July 1, 2014, and thereafter the leverage ceiling to rise to 80% and for the loan-to-value covenant to be waived for the three months from December 31, 2012 and for the following 15 months not to exceed a reduced amount, in return for an increase in the interest rate margin. As at December 31, 2013, the subsidiary company was in compliance with these revised covenants.

In all the aforementioned cases we do not expect to pay down the loans in 2014 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a default on one loan would result in a default on other agreements. Because of the presence of cross-default provisions in our credit facilities as of December 31, 2013, the refusal of any one lender to grant or extend a waiver, if necessary to maintain compliance, could result in most of our indebtedness under loan and interest rate swap agreements being accelerated even if our other lenders have waived covenant defaults under the respective credit facilities.

Interest payable is usually at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 20% of the outstanding debt as of April 2014. Two of the six interest rate swaps existing at December 31, 2012, matured in the second half of 2013 and another one matured in March 2014.

The expected coverage at the end of 2014 is estimated at 21% of expected outstanding debt. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2013 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2014)	1-3 years (2015-2016)	3-5 years (2017-2018)	More than 5 years (after January 1, 2019)
Long-term debt obligations (excluding interest)(1)	1,380.3	120.5	445.3	480.2	334.3
Interest on long-term debt obligations (including interest rate swap payments)(2)	137.6	31.1	56.9	38.5	11.1
Purchase Obligations (newbuildings)(3)	426.5	82.7	313.1	30.7	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2013)	163.2	17.0	33.9	34.6	77.7

Total	2,107.6	251.3	849.2	584.0	423.1

(1)	The amounts shown above for long-term debt obligations and interest obligations exclude the hull cover ratio shortfall of $5.9 million discussed in the Notes to Consolidated Financial Statements (Note 7).
(2)	The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2013 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.
(3)	The amounts shown above for purchase obligations (newbuildings) includes amounts payable based on contracts which are currently being renegotiated as to type, size and specification of the contracted newbuildings and timing of delivery. Such amounts exclude total purchase obligations of $206.8 million for the four aframax crude oil tanker newbuildings for which we entered into contracts for construction on February 26, 2014.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2013, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
D. John Stavropoulos	81	Chairman of the Board	1994
Nikolas P. Tsakos	50	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	64	Vice Chairman of the Board	1993
George V. Saroglou	49	Vice President, Chief Operating Officer, Director	2001
Paul Durham	63	Chief Financial Officer	—
Vladimir Jadro	68	Chief Marine Officer	—
Peter C. Nicholson	80	Director	1993
Francis T. Nusspickel	73	Director	2004
Richard L. Paniguian	64	Director	2008
Aristides A.N. Patrinos	66	Director	2006
Takis Arapoglou	63	Director	2010
Efthimios E. Mitropoulos	74	Director	2012

Certain biographical information regarding each of these individuals is set forth below.

D. JOHN STAVROPOULOS

CHAIRMAN

Mr. Stavropoulos served as Executive Vice President and Chief Credit Officer of The First National Bank of Chicago and its parent, First Chicago Corporation, before retiring in 1990 after 33 years with the bank. He chaired the bank’s Credit Strategy Committee, Country Risk Management Council and Economic Council. His memberships in professional societies have included Robert Morris Associates (national director), the Association of Reserve City Bankers and the Financial Analysts Federation. Mr. Stavropoulos was appointed by President George H. W. Bush to serve for life on the Presidential Credit Standards Advisory Committee. Mr. Stavropoulos was an instructor of Economics and Finance at Northwestern University from 1962 to 1968, and is a Chartered Financial Analyst. Mr. Stavropoulos, who has been the chairman of the Board and a director since 1994, will be retiring from the Board of Directors following the Company’s 2014 Annual General Meeting of Shareholders (the “Annual Meeting”), but will remain as an advisor to the Board.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. He is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). Mr. Tsakos is the Vice Chairman of the Independent Tanker Owners Association (INTERTANKO) and an Executive Committee member, a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos is the cousin of Mr. Saroglou.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services, mining and telemarketing. Mr. Jolliffe is Chief Executive Officer of Titans Maritime Ltd, a shipping company set up in joint venture between Tsakos/Jolliffe families and Anchorage Capital, a N.Y. fund manager. He is also Chairman of the Wighams Group of companies owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of InternetQ a telemarketing, multi player games and social content company quoted on the London AIM stock exchange as well as the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas, Inc., a shipping company which is quoted on the NASDAQ stock exchange in New York and which owns 39 LPG ships, four product tankers and contracts for 16 LPG newbuildings.

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

PAUL DURHAM

CHIEF FINANCIAL OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants of England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

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

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Medical Inc., a New York Stock Exchange listed medical device manufacturer.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian was appointed Head of UK Defence and Security Organization, or DSO, in August 2008, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

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

TAKIS ARAPOGLOU

DIRECTOR

Mr. Arapoglou is a Corporate Advisor with an international executive career in Corporate and Investment Banking, International Capital Markets and restructuring of Financial Institutions. Between 2010 and 2013 he was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE, operating in the Middle East and Africa. Earlier, he was Chairman & Chief Executive Officer of the National Bank of Greece Group and Chairman of the Hellenic Banks Association (2004-2009) and Managing Director & Head of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served in several International Bank Advisory boards in Europe and Africa as well as on the Boards of Educational foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman of Eurobank Ergasias SA, Vice Chairman of Titan Cement SA, board member of EFG Hermes Holding SAE and of Credit Libanais SAL. He is Chairman of the International Board of Advisors of Tufts University in Boston. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities. Mr. Arapoglou will become Chairman of the Board following the retirement of Mr. Stavropoulos at the Annual Meeting.

EFTHIMIOS E. MITROPOULOS

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including books on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos Foundation – International Centre for Maritime Research and Tradition” and Chancellor of the AMET Maritime University in Chennai, India.

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2013 we had ten members on our Board. Mr. Stavropoulos intends to retire immediately following the Annual Meeting. At its March 14, 2014 meeting, the Corporate Governance, Nominating and Compensation Committee nominated Mr. Arapoglou as the next Chairman of the Board, effective upon the retirement of Mr. Stavropoulos. The nomination was endorsed by the Board at its meeting later that day. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2013, the full Board held three meetings in person. With the exception of the meetings of October 11, 2013 in the case of Mr. Jolliffe, and of the meetings on April 11, 2013 in the case of Mr. Paniguian, each director attended all of the meetings of the Board. In addition, but subject to those exceptions, each director attended all of the meetings of committees of which the director was a member.

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

To promote open discussion among the independent directors, those directors met three times in 2013 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2014. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Capital Markets Committee, a Risk Committee, an Operational and Environmental R&D Committee and a Chartering Committee. The Board is currently considering revisions to its committee structure and intends to dissolve, combine or amend the scope of authority of certain of the committees after the Annual Meeting. The list of board committees after the Annual Meeting will include: an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, an Environmental Committee and an Operational and Financial Risks Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Nicholson, Nusspickel, Stavropoulos and Arapoglou, each of whom is an independent Director. Mr. Nusspickel is the Chairman of the Audit Committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2013, three of which were in person and one via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Paniguian, Patrinos, Mitropoulos and Stavropoulos, each of whom is an independent Director. Mr. Nicholson is Chairman of the Committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

During 2013, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Capital Markets Committee

The current members of the Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Tsakos and Stavropoulos. Mr. Jolliffe is Chairman of the Capital Markets Committee. The Capital Markets Committee assists the Board and the Company’s management regarding matters relating to the raising of capital in the equity and debt markets, relationships with investment banks, communications with existing and prospective investors and compliance with related regulatory requirements. The Board expects to expand the role currently performed by this committee by replacing it with a newly-formed Business Development and Capital Markets Committee that, in addition to the functions of the current committee, will assist the Board and the Company’s management with respect to strategic transactions and other business opportunities.

Risk Committee

The current members of the Risk Committee are Messrs. Arapoglou, Nicholson, Saroglou, Stavropoulos, Tsakos, and our Chief Financial Officer, Mr. Durham. Mr. Stavropoulos is Chairman of the Risk Committee. The primary role of the Risk Committee is to assist the Board and the Company’s management regarding matters relating to insurance protection coverage of physical assets, third party liabilities, contract employees, charter revenues and officer and director liability. The Risk Committee also assists in the development and maintenance of commercial banking and other direct lender relationships, including loans and, when appropriate, interest rate hedging instruments. The Board expects that the committee will be dissolved and the functions of this committee will be performed by a newly-formed Operational and Financial Risks Committee.

Operational and Environmental R&D Committee

The current members of the Operational and Environmental Committee are Messrs. Jolliffe, Mitropoulos, Nusspickel and Patrinos. Mr. Mitropoulos is Chairman of the Committee. The committee also includes the Deputy Chairman of Tsakos Shipping, Mr. Vassilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. The primary role of the Operational and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessel and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessel and contribute to a better environment. The Board expects that this committee will be dissolved. The environmental duties of this committee will be performed by a newly-formed Environmental Committee, while the operational oversight will be performed by the Operational and Financial Risks Committee described above.

Chartering Committee

The members of the Chartering Committee are Messrs. Stavropoulos, Saroglou and Tsakos. Mr. Tsakos is Chairman of the Chartering Committee. The Chartering Committee assists the Board and the Company’s management regarding the strategies of fleet employment, fleet composition and the general structuring of charter agreements. The Board expects to dissolve this committee.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2013, the aggregate cash compensation of all of the members of the Board was $635,000 per the following annual fee allocation which was approved by the shareholders of the Company on June 14, 2013:

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

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2013.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

The Corporate Governance, Nominating and Compensation Committee adopted in prior years a short-term performance incentive program for Tsakos Energy Management based on the return on equity (R.O.E.) measured by the book value per share at the beginning of each fiscal year and basic earnings per share for that year. U.S. GAAP accounting defines the value of the components. However, no award has been given since 2008 and no incentive award scale has been set by the Corporate Governance, Nominating and Compensation Committee since 2009 and, as the 2009 R.O.E. was less than 10%, no incentive award was approved by the Company’s Board of Directors. In 2013, further awards totaling $0.5 million have been awarded to Tsakos Energy Management relating to equity offerings during the year.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,371 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2013.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

On May 31, 2012, at the 2012 Annual Meeting of shareholders, our shareholders approved a new share-based incentive plan, (the “2012 Plan”). This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

The purpose of the 2012 Plan is to provide a means to attract, retain, motivate and reward our present and prospective directors, officers and consultants of the Company and its subsidiaries, and the officers of vessels in the fleet and the employees of the management companies providing administrative, commercial, technical and maritime services to, or for the benefit of, the Company, its subsidiaries and their vessels by increasing their ownership in our Company. Awards under the 2012 Plan may include options to purchase our common shares, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options. During 2013, 96,000 RSUs were issued from this plan, which vested within 2013. During 2012, 150,000 RSUs were issued.

As of December 31, 2013, there were no outstanding (non-vested) RSUs. Total compensation expense recognized for the year ended December 31, 2013 was $0.5 million, for the year ended December 31, 2012, $0.7 million, and for the year ended December 31, 2011, $0.8 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At July 1, 2010, TCM took over the technical management of most of the vessels in the fleet from Tsakos Shipping. At December 31, 2013, outstanding advances to TCM amounted to $1.1 million and there was an amount due to Tsakos Shipping of $0.6 million. At December 31, 2012, outstanding advances to TCM amounted to $1.6 million and there was an amount due to Tsakos Shipping of $1.1 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $15.5 million and supervisory fees of $0.5 million relating to the construction of our vessels in 2013. An additional amount of $1.6 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services, application of corporate governance procedures required by the Company and seafarers training. No incentive award was payable to Tsakos Energy Management for 2013 or 2012. However, special awards totaling $0.5 million were paid to Tsakos Energy Management in relation to capital raising in 2013.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2013 would have resulted in a payment of approximately $145.3 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management Limited, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue. For 2014, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. Monthly management fees for the DP2 shuttle tankers will be $35,000 per vessel. Monthly management fees for the VLCC Millennium will be $27,500 per month of which $13,667 will be payable to a third party manager. Monthly management fees for the suezmax Eurochampion 2004 will be $27,500 of which $12,000 will be payable to a third party manager. The monthly fee for the LNG carrier will be $35,000 of which $10,000 is payable to the Management Company and $25,000 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $15.5 million in 2013, $15.6 million in 2012 and $15.3 million in 2011.

Chartering Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2013, there were no vessel sales, while in 2012, this commission was 1%. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $5.2 million in 2013.

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over the remaining life of the vessels. No such an amount was paid in 2013 and 2012.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2013, we were charged an aggregate of $9.1 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2013, we were charged an aggregate of $4.8 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2014 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 72,042,295 common shares outstanding on March 31, 2014. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	14,279,118	19.8%
Redmont Trading Corp.(1)	3,341,317	4.6%
First Tsakos Investments Inc.(1)	10,937,801	15.2%
Kelley Enterprises Inc.(1)	6,829,003	9.5%
Marsland Holdings Limited(1)	4,108,798	5.7%
Sea Consolidation S.A. of Panama(2)	4,301,232	6.0%
Intermed Champion S.A. of Panama(2)	2,258,910	3.1%
Methoni Shipping Company Limited(2)	500,000	0.7%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
D. John Stavropoulos(3)	354,354	*	—
Nikolas P. Tsakos(4)	204,000	*	—
Michael G. Jolliffe	35,300	*	—
George V. Saroglou	60,000	*	—
Paul Durham	74,000	*	—
Peter C. Nicholson	43,900	*	—
Francis T. Nusspickel	30,850	*	—
Richard L. Paniguian	20,000	*	—
Aristides A.N. Patrinos, Ph.D.	52,744	*	—
Vladimir Jadro	17,000	*	—
Takis Arapoglou	10,000	*	—
Efthimios E. Mitropoulos	8,000	*	—
All officers and directors as a group (12 persons)(4)	910,258	**	—

*	Represents less than 1% of the common shares outstanding.
**	Represents 1.3% of the common shares outstanding.
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

(2)	According to the Schedule 13D/A filed on February 27, 2014 by Sea Consolidation S.A. of Panama(“Sea Consolidation”), Intermed Champion S.A. of Panama(“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos as of February 27, 2014, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 4,301,232, 2,258,910, 500,000, and 204,000 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed, Methoni, Mr. Panayotis Tsakos and Mr. Nikolas Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

(3)	Mr. Stavropoulos, individually or jointly with his spouse, owns 294,000 common shares and 8,000 Series B preferred shares. In addition, 50,000 common shares are held by his children. Siblings or in-laws own 10,354 common shares and 2,700 Series B preferred shares. Mr. Stavropoulos has no economic interest in shares owned by his children, siblings or in-laws. Mr. Stavropoulos intends to retire immediately following the Annual Meeting but will continue his association with the Company as an advisor to the Board.

(4)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

As of March 31, 2014, we had 20 shareholders of record. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 72,040,595 common shares representing approximately 100% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1), (2), (4) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of March 31, 2014, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay quarterly cash dividends on our common shares. The Board of Directors will give consideration each April to the declaration of a supplementary dividend.

On May 10, 2013, we issued 2,000,000 8% Series B Cumulative Redeemable Perpetual Preferred Shares. Those shares are entitled to a quarterly dividend of $0.50 per share payable quarterly in arrears on the 30th day of January, April, July and October each year when, as and if declared by our Board of Directors.

On September 30, 2013, we issued 2,000,000 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares. Those shares are entitled to a quarterly dividend of $0.55469 per share payable quarterly in arrears on the 30th day of January, April, July and October each year when, as and if declared by our Board of Directors.

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

	High	Low
2009 (Annual)	$22.99	$12.43
2010 (Annual)	$18.06	$9.18
2011 (Annual)	$10.99	$4.78
2012 (Annual)	$8.79	$3.19
2013 (Annual)	$6.11	$3.40

2011
First Quarter	$10.98	$9.24
Second Quarter	$10.99	$9.87
Third Quarter	$10.13	$5.58
Fourth Quarter	$6.20	$4.78

2012
First Quarter	$8.79	$5.16
Second Quarter	$8.67	$4.77
Third Quarter	$6.06	$4.74
Fourth Quarter	$5.06	$3.19

2013
First Quarter	$4.35	$3.64
Second Quarter	$4.99	$3.40
Third Quarter	$5.58	$4.22
Fourth Quarter	$6.11	$4.56
October	$5.28	$4.66
November	$5.51	$4.56
December	$6.11	$4.97

2014
First Quarter	$8.14	$5.94
January	$8.14	$5.94
February	$6.90	$6.45
March	$7.94	$6.55
April(1)	$7.95	$7.22

(1)	Through April 10, 2014.

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ended December 31, 2013 and the quarter ended March 31, 2014, with the cumulative total return of the S&P 500 Index, the Dow Jones U.S. Marine Transportation Index and the Bloomberg Tanker Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2008. Past performance is not necessarily an indicator of future results.

ASSUMES $100 INVESTED ON DEC. 31, 2008

ASSUMES DIVIDEND REINVESTED

Source: Zachs Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 85,000,000 common shares, par value $1.00 per share, and 15,000,000 blank check preferred shares, $1.00 par value per share. Five hundred thousand (500,000) shares of the blank check preferred shares have been designated Series A Junior Participating Preferred Shares in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan,” 2,300,000 shares have been designated 8.00% Series B Cumulative Redeemable Preferred Shares as described below under “—Series B Preferred Shares” and 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Preferred Shares as described below under “—Series C Preferred Shares.” As of March 31, 2014, there were 72,042,295 common shares, 2,000,000 8.00% Series B Cumulative Redeemable Preferred Shares, 2,000,000 8.00% Series C Cumulative Redeemable Preferred Shares and no Series A Junior Participating Preferred Shares issued and outstanding.

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

Preferred Shares

Under our Bye-laws, our board of directors has the authority to issue preferred shares in one or more series, and to establish the terms and preferences of the shares of each series, up to the number of preferred shares authorized under our constitutive documents as described above. Holders of each series of preferred shares will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. Such distributions will be made before any distribution is made on any securities ranking junior in relation to preferred shares in liquidation, including common shares.

Series B Preferred Shares

We have 2,000,000 of our 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 31, 2014, which were issued on May 10, 2013. The initial liquidation preference of the Series B Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2018. The shares carry an annual dividend rate of 8.00% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series B Preferred Shares are in arrears or (iv) the Series B Preferred Shares are not redeemed in whole by July 30, 2019. The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series B Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series B Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series B Preferred Shares, but before any distribution is made to or set aside for the holders of junior stock, including our common shares. The Series B Preferred Shares are pari passu with the Series C Preferred Shares. The Series B Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series C Preferred Shares

We have 2,000,000 of our 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 31, 2014, which were issued on September 30, 2013. The initial liquidation preference of the Series C Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after October 30, 2018. The shares carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears or (iv) the Series C Preferred Shares are not redeemed in whole by October 30, 2020. The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series C Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series C Preferred Shares, but before any distribution is made to or set aside for the holders of junior stock, including our common shares. The Series C Preferred Shares are pari passu with the Series B Preferred Shares. The Series C Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda, as amended (the “Companies Act 1981 of Bermuda”). Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which we or any subsidiary of ours is a member or which are in any manner controlled directly or indirectly by us. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents. You should read the more detailed provisions of our Memorandum of Association and Bye-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Where You Can Find Additional Information.”

Dividends. Under Bermuda law, a company may not pay dividends that are declared from time to time by its board of directors or make a distribution out of contributed surplus if there are reasonable grounds for believing that the company is, or would after the payment be, unable to pay its liabilities as they become due or that the realizable value of its assets would then be less than its liabilities.

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect any action related to the variation of class rights and a vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect any of the following actions: removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

Rights in liquidation. Under Bermuda law, in the event of liquidation or winding up of a company, after satisfaction in full of all claims of creditors and subject to the preferential rights accorded to any series of preferred shares, including the Series B Preferred Shares and the Series C Preferred Shares, the proceeds of the liquidation or winding up are distributed ratably among the holders of the company’s common shares.

Meetings of shareholders. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five

(5) days’ advance notice of a general meeting but the accidental omission to give notice to, or the non-receipt of such notice by, any person does not invalidate the proceedings at a meeting. Under our Bye-laws, we must give each shareholder at least ten (10) days’ notice and no more than fifty (50) days’ notice of the annual general meeting and of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the Bye-laws of a company. Our Bye-laws provide that the presence in person or by proxy of two shareholders constitutes a quorum; but if we have only one shareholder, one shareholder present in person or by proxy shall constitute the necessary quorum.

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public without charge. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the directors selected each year.

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

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Generally, our Bye-laws may be amended by the directors with the approval of a majority being not less than 75% of the votes of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

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

Appraisal rights and shareholder suits. Under Bermuda law, in the event of an amalgamation or merger involving a Bermuda company, a shareholder who is not satisfied that fair value has been paid for his shares may apply to the Bermuda Court to appraise the fair value of his or her shares. The amalgamation or merger of a company with another company requires the amalgamation or merger agreement to be approved by the board of directors and, except where the amalgamation or merger is between a holding company and one or more of its wholly owned subsidiaries or between two or more wholly owned subsidiaries, by meetings of the holders of shares of each company and of each class of such shares.

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

Anti-takeover effects of provisions of our charter documents

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

Staggered board of directors.

Our Bye-laws provide for a staggered board of directors with one-third of our directors being selected each year. This staggered board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

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

For purposes of this provision, a “business combination” includes mergers, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

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

Shareholder Rights Plan

Our board of directors has adopted a shareholder rights plan under which our common shareholders received one right for each common share they held. Each right will entitle the holder to purchase from the Company a unit consisting of one one-hundredth of a share of our Series A Junior Participating Preferred Shares, or a combination of securities and assets of equivalent value, at an exercise price of $127.00, subject to adjustment. Holders of preferred shares, including the Series B Preferred Shares and the Series C Preferred Shares, are not covered by the shareholder rights plan and will not be entitled to receive any rights to purchase common shares under it.

The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and Computershare Trust Company, N.A., as rights agent, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

If any person or group acquires shares representing 15% or more of our issued and outstanding common shares, the “flip-in” provision of the rights agreement will be triggered and the rights will entitle a holder of rights, other than such person, any member of such group or related person, as such rights will be null and void, to acquire a number of additional common shares having a market value of twice the exercise price of each right. In lieu of requiring payment of the purchase price upon exercise of the rights following any such event, we may permit the holders of rights simply to surrender the rights, in which event they will be entitled to receive common shares (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full purchase price.

Until a right is exercised, the holder of the right, as such, will have no rights as a shareholder of our Company, including, without limitation, no right to vote or to receive dividends. While the distribution of the rights will not be taxable to shareholders or to us, common shareholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for preferred shares (or other consideration) or for common shares of the acquiring or surviving company or in the event of the redemption of the rights as set forth above.

The existence of the rights agreement and the rights could deter a third party from tendering for the purchase of some or all of our shares and could have the effect of entrenching management. In addition, they could have the effect of delaying or preventing changes of control of the ownership and management of our company, even if such transactions would have significant benefits to our shareholders.

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series B Preferred Shares and Series C Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series B Preferred Shares and Series C Preferred Shares are listed on the New York Stock Exchange under the trade symbols “TNP-PB” and “TNP-PC”, respectively.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2014 is $10,455.

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, which are our sole class of our issued and outstanding shares, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2013 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, which are our sole class of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2013, we satisfied the listing requirement for 2013. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares satisfied the trading frequency and trading volume tests for 2013 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares in 2013 and we expect to be the case with our common shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2013. Therefore, we believe that we satisfied the Publicly-Traded Test for 2013. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

Dividend income derived with respect to the common shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above, investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source earnings and profits to our total earnings and profits. The remaining portion of our dividends (or all of our dividends, if we do not meet the 50 percent test described above) will be treated as foreign-source income and generally will be treated as passive category income or, in the case of certain types of United States holders, general category income for purposes of computing allowable foreign tax credits for United States federal income tax purposes. However, if, in any taxable year, we have earnings and profits and less than ten percent of those earnings and profits are from United States sources, then, in general, dividends that we pay from our earnings and profits for that taxable year will be treated entirely as foreign-source income. Where a United States holder that is an individual receives a dividend on our shares that is a qualifying dividend (as described in the second preceding paragraph), special rules will apply that will limit the portion of such dividend that will be included in such individual’s foreign source taxable income and overall taxable income for purposes of calculating such individual’s foreign tax credit limitation.

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

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares and (2) distributions on our common shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares and gain realized on the sale of common shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares from a decedent generally will not receive a stepped-up basis in the common shares. Instead, the United States holder will have a tax basis in the common shares equal to the lower of the fair market value of the common shares and the decedent’s basis.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2014 we had $219.7 million in effective hedging swaps and a further $57.8 million in interest rate swaps that do not meet hedging criteria. The annualized impact resulting from a 0.25% point increase in interest rates based on the notional amount at December 31, 2013 would be an increase of approximately $0.5 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $3.0 million based on the outstanding amounts as of December 31, 2013 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2013, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2013	Expected Maturities(1)
		2014	2015	2016	2017	2018	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt(5):
Fixed Rate Debt	53.2	10.6	10.6	10.6	10.6	8.1	2.7
Weighted Average Interest Rate	5.69%	5.44%	5.19%	5.19%	5.19%	5.19%	5.19%
Variable Rate Debt(2)	1,327.1	109.9	164.3	259.8	172.2	289.3	331.6
Weighted Average Interest Rate	2.27%	1.99%	2.05%	3.13%	4.30%	5.70%	6.58%
	1,380.3	120.5	174.9	270.4	182.8	297.4	334.3

Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed(3)
Notional Amount at December 31, 2013	221.1	5.9	9.5	39.3	15.3	56.2	94.9
Average Pay Rate	3.26%	3.26%	2.74%	2.64%	2.64%	2.54%	2.48%
Average Receive Rate	0.49%	0.36%	0.92%	1.97%	3.03%	3.73%	4.32%

Cap and Floor Options(4)
Notional Amount	122.7	70	5	47.7	—	—
Average Pay Rate(2)	3.84%	1.57%	3.59%	2.23%	—	—
Average Receive Rate	0.64%	0.34%	0.51%	0.43%	—	—
	343.8	75.9	14.5	87.0	15.3	56.2	94.9

(1)	These are the expected maturities based on the balances as of December 31, 2013.
(2)	Interest Payments on US Dollar–denominated debt and interest rate swaps are based on LIBOR.
(3)	As of December 31, 2013 we had $221.1 million in effecting hedging swap and a further $122.7 million in interest rate swaps that do not meet hedging criteria.
(4)	As of December 31, 2013 we had $122.7 million in interest rate swaps that do not meet hedging criteria.
(5)	The amounts shown above for long-term debt obligations and interest obligations exclude the value-to-loan ratio shortfall of $5.9 million discussed in the Notes to Consolidated Financial Statements (Note 7).

Bunker price risk

During 2013, we entered into the following fixed price bunker (vessel fuel) swap agreements for 3.5% Fuel FOB Rotterdam (barges):

Trade Date	Swap Effective Date	Swap Termination Date	Notional Quantity Per Month	Total Notional Quantity	Fixed Price per MT (Buy/(Sell)
April 15, 2013	May 1, 2013	April 30, 2015	500 MT	12,000 MT	$565.00
October 25, 2013	October 28, 2013	March 31, 2014	250 MT	1,500 MT	$575.00
August 2, 2013	August 2, 2013	September 30, 2014	500 MT	7,000 MT	$(584.00)

In 2013, the Company received an aggregate cash payment of $0.2 million for the monthly settlement of the open bunker swap agreements during 2013.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2013, approximately 29% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2013 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.5% impact on vessel operating expenses and on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework).

Based on our assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2013, is effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2013, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2013 and 2012.

The total amount billed and accrued for the Ernst & Young Audit services performed in 2013 and 2012 (in Euros) was €793,750 and €679,500 respectively.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2013 and 2012 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2013 or 2012.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2013 or 2012.

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

On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20.0 million for purchases in the open market and in other transactions. There were no repurchases of common shares under this program during 2011, 2012 or 2013.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2013 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

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

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Bye-laws of Tsakos Energy Navigation Limited (filed as an exhibit to the Company’s Form 6-K filed with the SEC on June 12, 2008, and hereby incorporated by reference)

4.1	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)

4.2	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.3	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

4.4	Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on May 9, 2013)

4.5	Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on September 27, 2013)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

15.2	Consent of ICAP Shipping (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 11, 2014

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated April 11, 2014 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 11, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries and our report dated April 11, 2014 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 11, 2014

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2013 AND 2012

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$162,237	$144,297
Restricted cash	9,527	16,192
Marketable Securities (Note 4)	—	1,664
Accounts receivable, net	21,873	28,948
Insurance claims	2,569	4,583
Due from related companies (Note 2)	1,084	1,561
Advances and other	13,097	8,800
Inventories	19,660	14,356
Prepaid insurance and other	2,354	3,568
Current portion of financial instruments-Fair value (Note 15)	140	60

Total current assets	232,541	224,029

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	1,438	45
FIXED ASSETS (Note 5)
Advances for vessels under construction	58,521	119,484
Vessels	2,710,418	2,628,094
Accumulated depreciation	(537,350)	(539,736)

Vessels’ Net Book Value	2,173,068	2,088,358

Total fixed assets	2,231,589	2,207,842

DEFERRED CHARGES, net (Note 6)	17,331	17,968

Total assets	$2,483,899	$2,450,884

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$126,361	$186,651
Payables	52,319	34,390
Due to related companies (Note 2)	6,930	2,594
Accrued liabilities	16,628	12,442
Accrued bank interest	6,058	4,785
Unearned revenue	14,014	4,907
Current portion of financial instruments—Fair value (Note 15)	5,962	13,138

Total current liabilities	228,272	258,907

LONG-TERM DEBT, net of current portion (Note 7)	1,253,937	1,255,776
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	4,027	9,361
STOCKHOLDERS’ EQUITY:
Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2013; no shares authorized, issued and outstanding at December 31, 2012.	4,000	—
Common stock, $ 1.00 par value; 85,000,000 and 100,000,000 shares authorized at December 31, 2013 and December 31, 2012 respectively; 57,969,448 and 56,443,237 shares issued and outstanding at December 31, 2013 and 2012 respectively.	57,969	56,443
Additional paid-in capital	500,737	404,391
Accumulated other comprehensive loss	(6,789)	(14,728)
Retained earnings	430,548	478,428

Total Tsakos Energy Navigation Limited stockholders’ equity	986,465	924,534
Noncontrolling Interest (Note 12)	11,198	2,306

Total stockholders’ equity	997,663	926,840

Total liabilities and stockholders’ equity	$2,483,899	$2,450,884

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012	2011
VOYAGE REVENUES:	$418,379	$393,989	$395,162
EXPENSES:
Commissions	16,019	12,215	14,290
Voyage expenses	116,980	111,797	127,156
Vessel operating expenses	130,760	133,251	129,884
Depreciation	95,349	94,340	101,050
Amortization of deferred dry-docking costs	5,064	4,910	4,878
Management fees (Note 2(a))	15,896	15,887	15,598
General and administrative expenses	4,366	4,093	4,292
Stock compensation expense (Note 9)	469	730	820
Foreign currency losses	293	30	458
Net loss/(gain) on sale of vessels	—	1,879	(5,001)
Vessel impairment charge (Note 5)	28,290	13,567	39,434

Total expenses	413,486	392,699	432,859

Operating income/(loss)	4,893	1,290	(37,697)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(40,917)	(51,576)	(53,571)
Interest income	366	1,348	2,715
Other, net	(2,912)	(118)	(397)

Total other expenses, net	(43,463)	(50,346)	(51,253)

Net loss	(38,570)	(49,056)	(88,950)
Less: Net loss/(income) attributable to the noncontrolling interest	1,108	(207)	(546)

Net loss attributable to Tsakos Energy Navigation Limited	$(37,462)	$(49,263)	$(89,496)

Effect of preferred dividends	(3,676)	—	—
Net loss attributable to Tsakos Energy Navigation Limited common shareholders	$(41,138)	$(49,263)	$(89,496)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$(0.73)	$(0.92)	$(1.94)

Weighted average number of shares, basic and diluted	56,698,955	53,301,039	46,118,534

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Net loss	$(38,570)	$(49,056)	$(88,950)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain on interest rate swaps, net	7,230	17,996	15,245
Amortization of deferred loss on de-designated financial instruments	877	2,173	2,020

Total unrealized gains from hedging financial instruments	8,107	20,169	17,265
Unrealized (loss)/gain on marketable securities	(79)	228	34
Realized (gain)/loss on marketable securities reclassified to Statements of Operations	(89)	(95)	—

Other Comprehensive income	7,939	20,302	17,299

Comprehensive loss	(30,631)	(28,754)	(71,651)
Less: comprehensive loss/(income) attributable to the noncontrolling interest	1,108	(207)	(546)

Comprehensive loss attributable to Tsakos Energy Navigation Limited	$(29,523)	$(28,961)	$(72,197)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE, December 31, 2010	$—	$46,081	$350,946	$671,480	$(52,329)	$1,016,178	$3,752	$1,019,930
Net income/(loss)				$(89,496)		(89,496)	546	(88,950)
—Expenses of 2010 common stock-offering			(72)			(72)		(72)
—Issuance of 127,250 shares of restricted share units		128	(128)			—		—
—Cash dividends paid ($0.60 per share)				(27,670)		(27,670)		(27,670)
—Distribution from Subsidiary to non controlling interest						—	(2,199)	(2,199)
—Other comprehensive income (loss)					17,299	17,299		17,299
—Amortization of restricted share units			820			820		820

BALANCE December 31, 2011	$—	$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158
Net income/(loss)				(49,263)		(49,263)	207	(49,056)
—Issuance of 10,000,000 shares		10,000	52,329			62,329		62,329
—Issuance of 234,500 shares of restricted share units		234	(234)			—		—
—Cash dividends paid ($0.50 per share)				(26,623)		(26,623)		(26,623)
—Other comprehensive income (loss)					20,302	20,302		20,302
—Amortization of restricted share units			730			730		730

BALANCE December 31, 2012	$—	$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840
Net income/(loss)				(37,462)		(37,462)	(1,108)	(38,570)
—Issuance of 8% Series B Preferred Shares	2,000	—	45,043			47,043		47,043
—Issuance of 8.875% Series C Preferred Shares	2,000		45,315			47,315		47,315
—Issuance of common stock under distribution agency agreement		1,430	5,615			7,045		7,045
—Issuance of 96,000 shares of restricted share units		96	(96)			—		—
—Capital contribution of noncontrolling interest owners						—	10,000	10,000
—Cash dividends paid ($0.15 per share)				(8,529)		(8,529)		(8,529)
—Dividends paid on Series B Preferred Shares				(1,889)		(1,889)		(1,889)
—Other comprehensive income (loss)					7,939	7,939		7,939
—Amortization of restricted share units			469			469		469

BALANCE December 31, 2013	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash Flows from Operating Activities:
Net loss	$(38,570)	$(49,056)	$(88,950)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	95,349	94,340	101,050
Amortization of deferred dry-docking costs	5,064	4,910	4,878
Amortization of loan fees	1,101	946	995
Stock compensation expense	469	730	820
Change in fair value of derivative instruments	(6,021)	(2,832)	515
Gain on sale of marketable securities	(89)	(95)	—
Loss/(gain) on sale of vessels	—	1,879	(5,001)
Vessel impairment charge	28,290	13,567	39,434
Payments for dry-docking	(5,680)	(7,566)	(4,639)
(Increase)/Decrease in:
Receivables	5,269	(8,874)	2,183
Inventories	(5,304)	5,479	(5,824)
Prepaid insurance and other	1,214	1,804	(2,423)
Increase/(Decrease) in:
Payables	22,265	12,214	77
Accrued liabilities	5,459	(4,022)	4,192
Unearned revenue	9,107	(2,562)	(1,720)

Net Cash provided by Operating Activities	117,923	60,862	45,587

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(37,182)	(81,848)	(37,937)
Vessel acquisitions and/or improvements	(108,840)	(2,454)	(71,205)
Purchase of marketable securities	—	—	(2,500)
Proceeds from sale of marketable securities	1,585	1,098	—
Proceeds from the sale of vessels	—	40,219	42,455

Net Cash used in Investing Activities	(144,437)	(42,985)	(69,187)

Cash Flows from Financing Activities:
Proceeds from long-term debt	110,000	83,558	96,650
Financing costs	(1,067)	(1,550)	(963)
Payments of long-term debt	(172,129)	(156,794)	(143,454)
(Increase)/Decrease in restricted cash	6,665	(10,208)	307
Proceeds from stock issuance program, net	7,045	62,329	—
Proceeds from preferred stock issuance, net	94,358	—	—
Cash dividend	(10,418)	(26,623)	(27,670)
Capital contribution from noncontrolling interest owners to subsidiary	10,000	—	—
Distribution from subsidiary to noncontrolling interest owners	—	—	(2,199)

Net Cash provided by/(used in) Financing Activities	44,454	(49,288)	(77,329)

Net increase/(decrease) in cash and cash equivalents	17,940	(31,411)	(100,929)
Cash and cash equivalents at beginning of period	144,297	175,708	276,637

Cash and cash equivalents at end of period	$162,237	$144,297	$175,708

Interest paid
Cash paid for interest, net of amounts capitalized	$44,057	$57,323	$48,588

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2013, 2012 and 2011, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

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

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Operations.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2013 and 2012). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the ageing of such balances and any amounts in dispute.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2012 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.39 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2012 by $929 or $0.02 per weighted average number of shares, both basic and diluted. The decrease in depreciation expense for the year ended December 31, 2013 was approximately $3,787 or $0.07 per weighted average number of shares, both basic and diluted, based on the Company’s fleet existing at December 31, 2012. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2013, December 31, 2012 and 2011 indicated an impairment charge (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2013 and 2012, there were no vessels held for sale.

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

DECEMBER 31, 2013, 2012 AND 2011

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

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2013, 2012 and 2011 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2013	2012	2011
A	21%	17%	14%
B	—	—	10%
C	—	14%	—
D	11%	—	—

(m)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates a liquefied natural gas (LNG) carrier which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of this vessel separately, or makes any decisions about resources to be allocated to this vessel or assesses its performance separately, therefore, the LNG carrier does not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

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

(o)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 15). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2013.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r)	Marketable Securities: The Company from March 2011 until their disposal in July 2013 had investments in marketable securities that had readily determinable fair values and were classified as available for sale. Such investments were measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities were excluded from earnings and were reported in Accumulated other comprehensive income/(loss) until realized (Note 4).

(s)	Recent Accounting Pronouncements: There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Company’s Consolidated Financial Statements in the current year, or expected to have a material impact on future years.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2013	2012	2011
Tsakos Shipping and Trading S.A. (commissions)	5,219	5,304	5,461
Tsakos Energy Management Limited (management fees)	15,487	15,587	15,298
Tsakos Columbia Shipmanagement S.A.	1,621	1,280	1,237
Argosy Insurance Company Limited	9,129	9,701	9,933
AirMania Travel S.A.	4,810	3,661	2,129

Total expenses with related parties	36,266	35,533	34,058

Balances due from and to related parties are as follows:

	December 31,

	2013	2012
Due from related parties
Tsakos Columbia Shipmanagement Ltd	1,084	1,561

Total due from related parties	1,084	1,561

Due to related parties
Tsakos Shipping and Trading S.A.	555	1,110
Tsakos Energy Management Limited	92	53
Argosy Insurance Company Limited	6,008	1,209
AirMania Travel S.A.	275	222

Total due to related parties	6,930	2,594

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

There is also, at December 31, 2013 an amount of $319 ($559 in 2012) due to Tsakos Shipping and Trading S.A. and $356 ($329 in 2012) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. From January 1, 2011, the monthly management fees for operating vessels were $27.0 per owned vessel except for the LNG carrier which bore a monthly fee of $32.0, of which $7.0 was paid to the Management Company and $25.0 to a third party manager. The monthly management fees for chartered-in vessels or for owned vessels chartered out on a bare-boat basis were $20.0. From January 1, 2012 until December 31, 2013 monthly fees for operating vessels were $27.5, for vessels chartered out or on a bare-boat basis were $20.4 and from April 1, 2012 for the LNG carrier $35.0 of which $10.0 was paid to the Management Company and $25.0 to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month of which, effective September 22, 2013, $12.0 are payable to a third party manager.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. The incentive award program is based on the Company’s annual return on equity (“ROE”). In 2013, 2012 and 2011, there was no such award. However, special awards totaling $500 were paid to the Management Company in relation to capital raising offerings during 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated to pay the Management Company the present discounted value of all payments that would have otherwise been due under the main agreement up until June 30 of the tenth year following the date of the termination plus the average of the incentive awards previously paid to TEM multiplied by 10. As at December 31, 2013 such payment would be approximately $145,291 calculated in accordance with the terms of the Management Agreement. This amount takes account of the LNG carrier and the five aframaxes under construction, but excludes the new-building which is being negotiated with the shipyard (Note 14). Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2013, scheduled for future delivery, are:

Year	Amount
2014	16,971
2015	16,971
2016	16,973
2017	17,251
2018	17,272
2019 to 2023	77,724

163,162

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee, per vessel, of $20.4 in 2013, ($20.4 and $20.0 for 2012 and 2011, respectively). These fees in total amounted to $492, $612 and $588 for 2013, 2012 and 2011, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

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

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions in the accompanying Consolidated Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2012 and 2011, this commission was approximately 1% of the sale price of a vessel. In 2013, there were no sales or purchases of vessels.

Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. In 2013 and 2012, no such fee was charged.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Long-term Investments

At December 31, 2013 and 2012, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2013, 2012 and 2011.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. In July 2013, the Company sold the remaining marketable securities realizing a gain of $89, reclassified from Accumulated other Comprehensive income/(loss) to the statement of Operations. At December 31, 2013 there are no marketable securities. The fair value of the marketable securities as of December 31, 2012 was $1,664, and the change in fair value amounting to $133(positive) was included in Accumulated other comprehensive income/(loss).

5.	Vessels

Acquisitions

During 2013, the Company took delivery of two newbuilding DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014, at a total cost of $203,908 of which $105,763 was incurred in 2013. In 2012, there were no vessel acquisitions. In 2011, the Company took delivery of two newly constructed suezmaxes Spyros K and Dimitris P at a total cost of $148,526 of which $66,643 was incurred within 2011.

Sales

There were no vessel sales in 2013. In 2012, the Company sold the VLCCs La Madrina and La Prudencia, classified as held for sale at December 31, 2011, for net proceeds of $40,219 in total, realizing a loss of $1,879. In 2011, the Company sold the aframax tanker Opal Queen for net proceeds of $32,753 realizing a gain of $5,802 and the aframax tanker Vergina II for net proceeds of $9,702 realizing a loss of $801(net gain of $5,001 in aggregate). The capital gains or losses from the sale of vessels are separately reflected in the accompanying 2011 Consolidated Statements of Operations.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Impairment

As of December 31, 2013, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for four of the Company’s vessels; Silia T, Triathlon, Delphi and Millennium. Consequently the carrying value of these four vessels, totaling $123,540 has been written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 15(c)). The resulting impairment charge was $28,290 and is reflected in the accompanying Consolidated Statements of Operations. During 2012, the carrying value of the VLCC Millennium was written down resulting in a total impairment charge of $13,567. During 2011, the carrying values of the VLCCs La Madrina and La Prudencia were written down resulting in a total impairment charge of $39,434.

6.	Deferred Charges

Deferred charges, consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $12,724 and $13,327 at December 31, 2013 and 2012, respectively, and loan fees, net of accumulated amortization, amounted to $4,607 and $4,641 and at December 31, 2013 and 2012, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long–Term Debt

Facility	2013	2012
(a) Credit facilities	808,218	939,514
(b) Term bank loans	572,080	502,913

Total	1,380,298	1,442,427
Less – current portion	(126,361)	(186,651)

Long-term portion	1,253,937	1,255,776

(a)	Credit facilities

As at December 31, 2013, the Company had six open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. At December 31, 2013 and 2012 there was no available unused amount. The aggregate available unused amount under these facilities at December 31, 2011 was $28,358 and was drawn down on January 17, 2012. Interest is payable at rates based on LIBOR plus a spread. At December 31, 2013, the interest rates on these facilities ranged from 1.48% to 5.69% (0.81% to 5.19% at December 31, 2012).

(b)	Term bank loans

Term loan balances outstanding at December 31, 2013 amounted to $572,080.

On March 6, 2013 and on April 22, 2013 the Company made two drawdowns of $46,000 each under two existing term bank loans to finance the newly delivered DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On September 9, 2013, the Company arranged a new term bank loan for the refinancing of the credit facility obtained in 2005 to finance the acquisition of the aframax tanker Sakura Princess. On September 11, 2013, the Company fully repaid the then outstanding balance of this facility. On September 11, 2013, the Company drew down $18,000 under the new term loan, which is payable in 28 quarterly installments, the first eight of $300 each and the next twenty of $405 each plus a balloon of $7,500 payable with the last installment.

All term bank loans, except the newly signed on September 9, 2013, which is paid in quarterly installments, are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between October 2016 and April 2022. Interest rates on the outstanding loans as at December 31, 2013 are based on LIBOR plus margin. At December 31, 2013, the interest rates on these term bank loans ranged from 1.85% to 3.24%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2013	2.49%
Year ended December 31, 2012	1.87%
Year ended December 31, 2011	1.66%

Loan movements for credit facilities and term loans throughout 2013:

Loan	Origination Date	Original Amount	Balance at January 1, 2013	New Loans	Repaid	Balance at December 31, 2013
Credit facility[1]	2005	250,000	34,855	—	34,855	—
Credit facility	2005	220,000	134,225	—	13,135	121,090
Credit facility	2006	275,000	125,092	—	11,823	113,270
Credit facility[2]	2004	179,384	112,356	—	10,555	101,800
Credit facility[3]	2005	220,000	92,550	—	26,952	65,598
Credit facility	2006	371,010	251,010	—	20,000	231,010
10-year term loan	2004	71,250	32,032	—	3,125	28,907
Credit facility	2006	70,000	35,625	—	4,375	31,250
Credit facility	2007	120,000	92,500	—	5,000	87,500
10-year term loan	2007	88,350	66,270	—	5,520	60,750
Credit facility	2007	82,000	61,300	—	4,600	56,700
10-year term loan	2009	38,600	29,046	—	2,235	26,812
8-year term loan	2009	40,000	30,400	—	2,900	27,500
12 year term loan	2009	40,000	33,750	—	2,500	31,250
10-year term loan	2010	39,000	32,500	—	2,600	29,900
7-year term loan	2010	70,000	60,720	—	4,640	56,080
10-year term loan	2010	43,924	37,489	—	3,218	34,271
9-year term loan	2010	42,100	36,900	—	2,600	34,300
10-year term loan	2011	48,000	43,200	—	3,200	40,000
9-year term loan	2011	48,650	45,407	—	3,243	42,163
8-year term loan	2012	73,600	27,600	46,000	2,300	71,300
8-year term loan	2011	73,600	27,600	46,000	2,453	71,147
7-year term loan	2013	18,000	—	18,000	300	17,700

Total			1,442,427	110,000	172,129	1,380,298

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

[1]

The Company sold one of its vessels (La Madrina) secured under this credit facility within 2012 and accordingly, prepaid an amount of $23,600. In 2013, the Company fully repaid the outstanding amount of the loan and refinanced the remaining vessel (Sakura Princess) previously financed by the repaid loan with a new loan, included in the above table.

[2]	This credit facility includes a fixed interest rate portion amounting to $53,243 as at December 31, 2013.

[3]	The Company sold one of its vessels (La Prudencia) secured under this credit facility within 2012 and accordingly, on January 31, 2013, prepaid an amount of $20,352.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $78,144 ($99,375 in 2012 and $92,188 in 2011 respectively), a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and maintenance of operating bank accounts with minimum balances.

As at December 31, 2013 and 2012, the Company was in non-compliance with minimum value-to-loan ratios contained in certain of its debt agreements. In case of non-compliance with minimum value-to-loan ratios these agreements include terms according to which the Company may be required to prepay indebtedness in the form of cash or provide additional security. Effective since December 31, 2012 and for a period up to, and including, June 30, 2014, certain of the Company’s lenders formally waived their rights resulting from the aforementioned non-compliance of the value-to-loan covenant, while the remainder did not seek immediate remedial action.

An amount of $5,867, relating to one term loan with outstanding principal of $34,300 at December 31, 2013 was reclassified within current liabilities at December 31, 2013, representing the amount that the Company would be required to pay to satisfy the value-to-loan ratio shortfall contained in the loan agreement in the event the lender was to request such additional security in the form of cash payment.

As at December 31, 2012, the Company was in non-compliance with the leverage ratio required by its loans. In this respect, the Company entered into amendatory agreements with its lenders which waive the non-compliance of the leverage ratio covenant referred to above by increasing the relevant ratio for the period from December 31, 2012 through July 1, 2014 from 70% to 80%, establishing in this respect compliance as at December 31, 2013 and 2012. Following these amendatory agreements and because management concluded that it is not probable that the amended ratio will fail to be met at any next measurement dates within the following 12 months, the debt was not classified as current in the 2013 and 2012 consolidated balance sheet in accordance with ASC 470-10. At December 31, 2013, the Company was fully compliant with the leverage ratio required by its loans irrespective of the waivers.

As of December 31, 2012, a subsidiary, in which the Company has a 51% interest, was not in compliance with the leverage ratio required by its loan. In this respect, in an amendatory agreement dated April 8, 2013 with the lenders, an existing waiver of the leverage ratio non-compliance was extended to June 30, 2014 (inclusive). At December 31, 2013, the subsidiary was fully compliant with the loan agreement.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2013, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $5,258. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after December 31, 2013, excluding hull cover ratio shortfall of $5,867 discussed above, are as follows:

Year	Amount
2014	120,495
2015	174,842
2016	270,406
2017	182,805
2018	297,431
2019 and thereafter	334,319

1,380,298

8.	Interest and Finance Costs, net

	2013	2012	2011
Interest expense	41,741	49,701	51,720
Less: Interest capitalized	(1,945)	(1,758)	(2,532)

Interest expense, net	39,796	47,943	49,188
Interest swap cash settlements non-hedging	5,012	8,043	8,977
Bunkers swap cash settlements	(151)	(2,433)	(6,382)
Amortization of loan fees	1,101	946	995
Bank charges	379	243	277
Amortization of deferred loss on termination of financial instruments	877	2,173	2,020
Change in fair value of non-hedging financial instruments	(6,097)	(5,339)	(1,504)

Net total	40,917	51,576	53,571

At December 31, 2013, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $343,827 maturing from March 2014 through March 2021, on which it pays fixed rates averaging 3.89% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2013, the Company held five of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $221,077.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The fair value of such financial instruments as of December 31, 2013 and 2012 in aggregate amounted to $3,409 (negative) and $11,295 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2013 that is estimated to be reclassified into earnings within the next twelve months is $2,082.

At December 31, 2013 and 2012, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during 2013 and 2012 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $6,025 (positive) and $6,989 (positive), respectively. In March 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring ($154 at December 31, 2013), is being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2013 and 2012 was $877 and $1,475, respectively and the remaining balance of $154 at December 31, 2013 will be fully amortized in the first quarter of 2014. In addition, in December 2012 and June 2011, two vessels financed by the loan previously hedged by the de-designated swap, were sold and the loss within Accumulated other comprehensive income/(loss) of $698 in 2012 and $506 in 2011 that was considered to be directly associated with future cash flows, which were not probable of occurring, was immediately reclassified to income.

At December 31, 2013 and 2012, the Company had five and two bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2011, the Company entered into one bunker swap agreement and disposed of it prior to maturity resulting in a realized gain of $115 which is included in Bunker swap cash settlements in the table above. The fair value of these financial instruments as of December 31, 2013 and 2012 was $177 (positive) and $105 (positive), respectively and the changes in their fair values during 2013 and 2012 amounting to $72 (positive) and $1,650 (negative), respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria.

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

On May 10, 2013 the Company re-designated 15,000,000 of common stock as preferred shares of $1.00 par value.

On May 10, 2013, the Company issued 2,000,000 8.00% Cumulative Redeemable Perpetual Series B Preferred Shares (the “Series B preferred shares”) for net proceeds of $47,043. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.0 per preferred share or $4,000 in aggregate. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares , subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend of $889 on the Series B preferred shares was paid on July 30, 2013, the second dividend of $1,000 was paid on October 30, 2013 and the third dividend of $1,000 was paid on January 30, 2014 (Note 16(b)).

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.0 per share, at market prices. As of December 31, 2013, the Company had sold 1,430,211 common shares under this agreement for proceeds, net of commissions and other issuance expenses, of $7,045. From January 1, 2014 up to January 17, 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,170.

On September 30, 2013, the Company issued 2,000,000 8.875% Cumulative Redeemable Perpetual Series C Preferred Shares (the “Series C preferred shares”) for net proceeds of $47,315. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.875% per annum from their date of issuance, i.e. $2.21875 per preferred share or $4,438 in aggregate. At any time on or after October 30, 2018, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series C preferred shares are not redeemed at the option of the Company in whole by October 30, 2020, the dividend rate payable on the Series C preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The first dividend of $ 1,479 on the Series C preferred shares was paid on January 30, 2014 (note 16(b)).

On April 18, 2012, the Company completed an offering of 10,000,000 common shares at a price of $6.50 per share, for net proceeds of $62,329.

Under the Company’s share-based incentive plan, 96,000 restricted share units (RSUs) were granted in 2013 at a weighted average fair value of $4.89 per share, all of which vested in 2013. There were no RSUs outstanding at the beginning or end of 2013. The Company issued 150,000 RSUs in 2012 at a weighted average grant date fair value of $3.75 per share. In 2011, the Company issued 12,000 RSUs at a weighted average grant date fair value of $9.36 per share. The total fair value of shares vested during the years ended December 31, 2013, 2012 and 2011 were $469, $974 and $987 respectively.

As at December 31, 2013, under the existing share-based incentive plan approved by the shareholders, a further 888,950 RSUs or other share-based awards may be issued in the future.

Total compensation expense recognized in 2013 amounted to $469, ($730 in 2012 and $820 in 2011). As at December 31, 2013 and 2012 all granted RSUs were vested and the compensation expense recognized.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

10.	Accumulated other comprehensive income/(loss)

In 2013, Accumulated other comprehensive income/(loss) decreased with unrealized gains from hedging financial instruments of $8,107 ($20,169 in 2012 and $17,265 in 2011) of which $7,230 ($17,996 in 2012 and $15,245 in 2011) related to unrealized gains on interest rate swaps, and $877 ($2,173 in 2012 and $2,020 in 2011) related to amortization of deferred loss on de-designated financial instruments. During 2013, unrealized losses on marketable securities was $79 (gain of $228, and $34 in 2012 and 2011, respectively), of which a gain of $89 ($95 in 2012 and nil in 2011) was realized and reclassified into earnings following the sale of the respective securities.

11.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all RSUs (Note 9) using the treasury stock method.

Numerator

	2013	2012	2011
Net loss attributable to Tsakos Energy Navigation Limited	(37,462)	$(49,263)	$(89,496)
Preferred share dividends	(3,676)	—	—
Net loss attributable to common stock holders	$(41,138)	(49,263)	(89,496)

Denominator
Weighted average common shares outstanding	56,698,955	53,301,039	46,118,534

Basic and diluted loss per common share	$(0.73)	$(0.92)	$(1,94)

For 2013 and 2012 there were no non-vested RSUs. In 2011 the RSUs are considered anti-dilutive due to the loss from continuing operations which have resulted in their exclusion from the computation of diluted earnings per common share.

12.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.3% of the Company’s 2013 revenue was generated by the charterer affiliated to Polaris.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses. In addition, effective January 1, 2013 each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of Greece. These tonnage taxes for 2013 amounted to $508, and have also been included under Vessel operating expenses in the accompanying Statement of Operations.

The Company is not expected to be subject to United States Federal income tax on their gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Commitments and Contingencies

On December 10, 2013, the Company signed five new-building contracts with a major Korean owned yard in Romania for the construction of five aframax tankers at a cost of $51,220 per vessel and with expected deliveries between the second quarter of 2016 and the first quarter of 2017. As at December 31, 2013, the Company had under construction the newly signed five aframax crude oil carriers and one LNG carrier. The total contracted amount remaining to be paid for the six vessels under construction, plus the extra costs agreed as at December 31, 2013 was $426,543. Scheduled remaining payments as of December 31, 2013 were $ 82,660 payable in 2014, $ 51,692 in 2015, $ 261,459 in 2016 and $ 30,732 in 2017. In addition, under a contract to build a shuttle tanker with a Korean shipbuilding yard, agreed in 2012, an amount paid of $4,500 was paid in January 2013 as part of the first installment. However, the contract was suspended as the Company reconsidered the type of vessel to be constructed. A new proposal from the yard is being considered which includes the paid amount of $4,500, as being part of the initial payment. In case an agreement for an alternative project is not reached, the amount of $4,500 may be considered by the yard as a compensation against the Company’s default under the initial agreement and may claim additional compensation if the amount is found insufficient to cover shipyard’s losses.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2014	187,932
2015	127,484
2016	77,582
2017 to 2028	494,319

Minimum charter revenue	887,317

These amounts do not assume any off-hire.

15.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, marketable securities, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, marketable securities, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $51,698 as compared to its carrying amount of $53,243 (Note 7). The fair value of the investment discussed in Note 3 equates to the amount that would be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements discussed in Note 8 above and marketable securities discussed in Note 4 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair value of the investment is determined through Level 3 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and is determined by the Company’s own data.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The fair value of the impaired vessels Silia T, Triathlon, Delphi and Millennium discussed in Note 5 as at December 31, 2013 was determined through Level 2 of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management taking into consideration valuations from independent marine valuers based on observable data such as sale of comparable assets.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2013 and 2012 are as follows:

	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	162,237	162,237	144,297	144,297
Restricted cash	9,527	9,527	16,192	16,192
Marketable securities	—	—	1,664	1,664
Investments	1,000	1,000	1,000	1,000
Debt	1,380,298	1,378,753	1,442,427	1,441,108

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

		Asset Derivatives		Liability Derivatives
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	2,365	6,824

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	1,401	—	2,445	4,471

	Subtotal	1,401	—	4,810	11,295

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	3,597	6,314

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	1,582	4,890

Bunker swaps	Current portion of financial instruments—Fair value	140	60	—	—

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	37	45	—	—

	Subtotal	177	105	5,179	11,204

	Total derivatives	1,578	105	9,989	22,499

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion)
Derivative		Amount
		2013	2012	2011
Interest rate swaps		(3,338)	(2,964)	(9,624)

Total		(3,338)	(2,964)	(9,624)

	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2013	2012	2011
Interest rate swaps	Depreciation expense	(144)	(122)	(117)
Interest rate swaps	Interest and finance costs, net	(11,301)	(23,010)	(26,772)

Total		(11,445)	(23,132)	(26,889)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of December 31, 2013 and 2012 was $6,789 and $14,895 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Operations

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations Location
Derivative		Amount
		2013	2012	2011
Interest rate swaps	Interest and finance costs, net	1,012	(1,054)	(5,352)
Bunker swaps	Interest and finance costs, net	223	783	4,260

Total		1,235	(271)	(1,092)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2013, 2012 AND 2011

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2013 and 2012 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2013	December 31, 2012
Interest rate swaps	(8,588)	(22,499)
Marketable Securities	—	1,664
Bunker swaps	177	105

	(8,411)	(20,730)

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2013 and 2012, using Level 2 inputs (Note 5).

Nonrecurring basis	December 31, 2013 Significant Other Observable Inputs Assets/ (Liabilities) (Level 2)	December 31, 2012 Unobservable Inputs Assets/ (Liabilities) (Level 2)
Vessels	$95,250	$28,586

	$95,250	$28,586

16.	Subsequent Events

(a)	On January 8, 2014, an amount of $25,610 was paid as the first installment for the construction of the five aframax tankers under construction.

(b)	On January 30, 2014, the Company paid $0.50 per share for its 8.00% Series B Preferred Shares and $0.73958 per share for its 8.875% Series C Preferred Shares.

(c)	On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share, for net proceeds of $82,678.

(d)	On February 26, 2014, the Company signed four new building contracts with a Korean owned yard in Romania for the construction of four aframax crude carriers. On March 4, 2014 the charterer exercised the option to charter those vessels for periods ranging from five to twelve years. On March 18, 2014, an amount of $20,688 was paid as the first installment for the construction of those vessels.

(e)	On March 17, 2014, the Company’s Board of Directors declared a quarterly dividend of $0.05 per share of common stock outstanding to be paid on May 22, 2014 to shareholders of record as of May 19, 2014.