Form 20-F
period 2014-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2015-04-08
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

As of December 31, 2014, there were 84,712,295 of the registrant’s Common Shares, 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares outstanding.

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

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐     Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

-i-

FORWARD-LOOKING INFORMATION

All statements in this Annual Report on Form 20-F that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

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

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties including our charterers and shipyards to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

We caution that the forward-looking statements included in this Annual Report on Form 20-F represent our estimates and assumptions only as of the date of this Annual Report on Form 20-F and are not intended to give any assurance as to future results. These forward-looking statements are not statements of historical fact and represent only our management’s belief as of the date hereof, and involve risks and uncertainties that could cause actual results to differ materially and inversely from expectations expressed in or indicated by the forward-looking statements. Assumptions, expectations, projections, intentions and beliefs about future events may, and often do, vary from actual results and these differences can be material. There are a variety of factors, many of which are beyond our control, which affect our operations, performance, business strategy and results and could cause actual reported results and performance to differ materially from the performance and expectations expressed in these forward-looking statements. These factors include, but are not limited to, supply and demand for crude oil carriers, product tankers and LNG carriers, charter rates and vessel values, supply and demand for crude oil and petroleum products and liquefied natural gas, accidents, collisions and spills, environmental and other government regulation, the availability of debt financing, fluctuation of currency exchange and interest rates and the other risks and uncertainties that are outlined in this Annual Report on Form 20-F. As a result, the forward-looking events discussed in this Annual Report on Form 20-F might not occur and our actual results may differ materially from those anticipated in the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2014. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for the years ended December 31, 2014, 2013, and 2012, and the consolidated balance sheets at December 31, 2014 and 2013, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(Dollars in thousands, except for share and per share amounts and fleet data)

	2014	2013	2012	2011	2010
Income Statement Data
Voyage revenues	$501,013	$418,379	$393,989	$395,162	$408,006
Expenses
Commissions	18,819	16,019	12,215	14,290	13,837
Voyage expenses	135,324	116,980	111,797	127,156	85,813
Charter hire expense	—	—	—	—	1,905
Vessel operating expenses(1)	147,346	130,760	133,251	129,884	126,022
Depreciation	97,938	95,349	94,340	101,050	92,889
Amortization of deferred dry-docking costs	4,953	5,064	4,910	4,878	4,553
Management fees	16,457	15,896	15,887	15,598	14,143
General and administrative expenses	4,430	4,366	4,093	4,292	3,627
Management incentive award	—	—	—	—	425
Stock compensation expense	142	469	730	820	1,068
Foreign currency losses (gains)	(444)	293	30	458	(378)
Net loss (gain) on sale of vessels	—	—	1,879	(5,001)	(19,670)
Vessel impairment charge	—	28,290	13,567	39,434	3,077
Operating income (loss)	76,048	4,893	1,290	(37,697)	80,695
Other expenses (income):
Interest and finance costs, net	43,074	40,917	51,576	53,571	62,283
Interest and investment income	(498)	(366)	(1,348)	(2,715)	(2,626)
Other, net	(246)	2,912	118	397	3
Total other expenses, net	42,330	43,463	50,346	51,253	59,660
Net income (loss)	33,718	(38,570)	(49,056)	(88,950)	21,035
Less: Net (income) loss attributable to non-controlling interest	(191)	1,108	(207)	(546)	(1,267)
Net income (loss) attributable to Tsakos Energy Navigation Limited.	$33,527	$(37,462)	$(49,263)	$(89,496)	$19,768
Effect of preferred dividends	(8,438)	(3,676)	—	—	—
Net income attributable to Tsakos Energy Navigation Limited common shareholders	$25,089	$(41,138)	$(49,263)	$(89,496)	$19,768
Per Share Data
Earnings (loss) per share, basic	$0.32	$(0.73)	$(0.92)	$(1.94)	$0.50
Earnings (loss) per share, diluted	$0.32	$(0.73)	$(0.92)	$(1.94)	$0.50
Weighted average number of shares, basic	79,114,401	56,698,955	53,301,039	46,118,534	39,235,601
Weighted average number of shares, diluted	79,114,401	56,698,955	53,301,039	46,118,534	39,601,678
Dividends per common share, paid	$0.15	$0.15	$0.50	$0.60	$0.60
Cash Flow Data
Net cash provided by operating activities	106,971	117,923	60,862	45,587	83,327
Net cash used in investing activities	(254,307)	(144,437)	(42,985)	(69,187)	(240,115)
Net cash provided by (used in) financing activities	187,206	44,454	(49,288)	(77,329)	137,244
Balance Sheet Data (at year end)
Cash and cash equivalents	$202,107	$162,237	$144,297	$175,708	$276,637
Cash, restricted	12,334	9,527	16,192	5,984	6,291
Investments	1,000	1,000	1,000	1,000	1,000
Advances for vessels under construction	188,954	58,521	119,484	37,636	81,882
Vessels, net book value	2,199,154	2,173,068	2,088,358	2,194,360	2,235,065
Total assets	2,699,097	2,483,899	2,450,884	2,535,337	2,702,260
Long-term debt, including current portion	1,418,336	1,380,298	1,442,427	1,515,663	1,562,467
Total stockholders’ equity	1,177,912	997,663	926,840	919,158	1,019,930
Fleet Data
Average number of vessels(2)	49.0	47.5	47.9	47.8	46.1
Number of vessels (at end of period)(2)	50.0	48.0	46.0	48.0	48.0
Average age of fleet (in years)(3)	7.7	7.1	6.5	7.0	6.8
Earnings capacity days(4)	17,895	17,339	17,544	17,431	16,836
Off-hire days(5)	406	385	889	502	400
Net earnings days(6)	17,489	16,954	16,655	16,929	16,436
Percentage utilization(7)	97.7%	97.8%	94.9%	97.1%	97.6%
Average TCE per vessel per day(8)	$20,910	$17,902	$17,163	$16,047	$19,825
Vessel operating expenses per ship per day(9)	$8,234	$7,634	$7,755	$7,606	$7,647
Vessel overhead burden per ship per day(10)	$1,175	$1,196	$1,180	$1,188	$1,144

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	Includes chartered in vessels for 2010.
(3)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(4)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(5)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, off-hire days for the rest of the fleet were 337.
(6)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(7)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., earnings capacity days less off-hire days. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, percentage utilization was 98%.
(8)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage costs and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues before commissions and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands except for days and per day amounts):

	2014	2013	2012	2011	2010
Voyage revenues	$501,013	$418,379	$393,989	$395,162	$408,006
Less: Voyage expenses	(135,324)	(116,980)	(111,797)	(127,156)	(85,813)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	—	2,110	3,660	3,650	3,650

Time charter equivalent revenues	365,689	303,509	285,852	271,656	325,843

Net earnings days	17,489	16,954	16,655	16,929	16,436
Average TCE per vessel per day	$20,910	$17,902	$17,163	$16,047	$19,825

(9)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(10)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Ratio of Earnings to Fixed Charges and Preference Dividends

The following table sets forth our ratio of earnings to fixed charges and preference dividends for the periods presented:

	Year Ended December 31,
	2014	2013(2)	2012 (2)	2011(2)	2010
Ratio of earnings to fixed charges and preference dividends (1)	1.6x	—	—	—	1.4x

(1)	For purposes of calculating the ratios of earnings to fixed charges and preference dividends:

•

“earnings” consist of net income (loss) before minority interest plus interest expensed and amortization of capitalized expenses relating to indebtedness, the interest portion of charter hire expense, amortization of capitalized interest and distributed income of equity investees;

•	“fixed charges” represent interest expensed and capitalized, the interest portion of charter hire expense, and amortization of capitalized expenses relating to indebtedness; and

•

“preference dividends” refers to the amount of net income (loss) that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (x) the dividend divided by (y) the result of 1 minus the effective applicable income tax rate.

(2)	The ratio of earnings to fixed charges and preference dividends for this period was less than 1.0x. The deficiency in earnings to fixed charges and preference dividends for the years ended December 31, 2013, 2012 and 2011 was approximately $42.8 million, $49.5 million and $90.1 million, respectively.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2014 on:

•	an actual basis; and

•

as adjusted basis giving effect to (i) debt repayments of $29.9 million, (ii) the payment of newbuilding installments of $45.3 million, (iii) the payment of $2.1 million of preferred share dividends, (iv) the payment of $5.1 million of common share dividends and (v) debt drawdowns of $26.1 million, all of which occurred after December 31, 2014 and as of the date of this Annual Report.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2014 and April 8, 2015.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2014
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$202,107	(56,310)	$145,797
Restricted cash	12,334	—	12,334

Total cash	214,441	(56,310)	158,131

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,418,336	(3,852)	$1,414,484

Stockholders’ equity:
Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2014 on an actual and as adjusted basis	4,000	—	4,000
Common shares, $1.00 par value; 185,000,000 shares authorized; 84,712,295 shares issued and outstanding at December 31, 2014 on an actual and as adjusted basis	84,712	—	84,712
Additional paid-in capital	650,536	—	650,536
Accumulated other comprehensive loss	(10,290)	—	(10,290)
Retained earnings	437,565	(2,109)	435,456
Non-controlling interest	11,389	—	11,389

Total stockholders’ equity	1,177,912	(2,109)	1,175,803

Total capitalization	$2,596,248	(5,961)	$2,590,287

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

Charter rates are cyclical and can be volatile. A return to the poor charter markets for crude oil carriers and product tankers which existed from 2008 to 2014 could affect our future revenues, earnings and profitability.

After reaching highs during the summer of 2008, charter rates for crude oil carriers and product tankers fell dramatically thereafter, with only occasional temporary seasonal or regional rate spikes until the end of 2014 when charter rates began to stabilize at higher levels in response to the steep decline in the price of oil.

As of April 8, 2015, 22 of the vessels owned by our subsidiary companies were employed under spot charters, one was operating in a pool and 27 of the vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between May 2015 and June 2028. In addition, ten of our subsidiaries’ vessels have profit sharing provisions in their time charters that are based upon prevailing market rates and one vessel is employed in a pool arrangement at variable rates. If low rates in the charter market return and continue for any significant period in 2015, it will affect the charter revenue we will receive from these vessels, which could have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which follows the trends of charter rates and earnings on our charters, and could affect our ability to comply with our loan covenants.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a further material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. While there are indications that the global economy is improving, it is doing so at different rates in different part of the world and concerns over debt levels of certain European Union member states, poor liquidity of European banks and attempts to find appropriate solutions are expected to lead to continued slow growth in most of Europe in 2015. There can be no assurance that the global recession will not return and tight credit markets will not continue or become more severe.

In addition, the continuing sovereign debt crises in various Eurozone countries, including Greece, as well as continued turmoil and hostilities in the Middle East and North Africa or potential hostilities between North and South Korea or between Ukraine and Russia, could contribute to volatility in the global financial markets. These circumstances, along with the re-pricing of credit risk and the reduced participation or withdrawal of certain financial institutions from financing of the shipping industry, will likely continue to affect the availability, cost and terms of vessel financing. If financing is not available to us when it is needed, or is available only on unfavorable terms, our business may be adversely affected, with corresponding effects on our profitability, cash flows and ability to pay dividends.

Moreover, as a result of the ongoing economic slump in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Furthermore, the change in the Greek government and potential shift in its policies may lead to Greece’s exit from the Eurozone, which could affect our managers’ operations located in Greece.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical as a result of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand and price for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

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

Despite turbulence in the world economy in recent years, there has been some rebound in worldwide demand for oil and oil products, which industry observers forecast will continue. In the event that this rebound falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. However, if the recent reduction in oil prices continues in 2015, it may lead to declining output. In particular, the charter rates that we earn from our vessels employed on spot charters, under pool arrangements and contracts of affreightment, and on time-charters with profit-share may decline and remain at low levels for a prolonged period of time.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 14% of the existing world tanker fleet as of March 1, 2015, by number of vessels, and, although the order book has substantially declined over the past eighteen months as vessels have been delivered, no assurance can be given that the order book will not begin to increase again in proportion to the existing fleet. If supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A return to weak charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, panamax, handymax and handysize tankers, as well as owners in the shuttle tanker and LNG markets, which are other independent tanker companies, as well as national and independent oil companies, some of which have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, and the acceptability of the available tankers and their operators to potential charterers.

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

Terrorist attacks, international hostilities, economic and trade sanctions and the economic situation in the Eurozone can affect the tanker industry, which could adversely affect our business.

Major oil and gas producing countries in the Middle East have become involved militarily in the widening conflicts in Iraq, Syria and Yemen. Armed conflicts with insurgents and others continue, as well, in Libya, another major oil exporting country. Any of these hostilities could seriously disrupt the production of oil or LNG and endanger their export by vessel or pipeline, which could put our vessels at serious risk and impact our operations and our revenues, expenses, profitability and cash flows in varying ways that we cannot not now project with any certainty.

An attack like that of September 11, 2001 in the United States, longer-lasting wars or international hostilities, such as in Afghanistan, Iraq, Syria, Libya and Yemen, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan, Syria and Russia may also impact the availability of crude oil which would increase the availability of tankers, thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and results of operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes.

Our charterers may direct one of our vessels to call on ports located in countries that are subject to restrictions imposed by the U.S. government, which could negatively affect the trading price of our common shares.

On charterers’ instructions, contrary to our charter-terms and contrary to standing instructions to our technical managers and vessels’ officers, our subsidiaries’ vessels may call on ports located in countries subject to sanctions and embargoes imposed by the U.S. government, the UN or the EU and countries identified by the U.S. government, the UN or the EU as state sponsors of terrorism. The U.S., UN- and EU- sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. The U.S. maintains embargoes on Cuba, Iran, North Korea, Sudan and Syria.

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we and our charterers will be in compliance in the future, particularly as the scope of certain laws and policies may be unclear, may be subject to rapid changes due to developing global political and security situations, and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in the Company and negatively affect our reputation and investor perception of the value of our common stock.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA”. We are subject, however, to the risk that persons and entities whom we engage or their agents may take actions that are determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Efforts to take advantage of opportunities in pursuit of our growth strategy may result in financial or commercial difficulties.

A key strategy of management is to continue to renew and grow the fleet by pursuing the acquisition of additional vessels or fleets or companies that are complementary to our existing operations. If we seek to expand through acquisitions, we face numerous challenges, including:

•	difficulties in raising the required capital;

•	depletion of existing cash resources more quickly than anticipated;

•	assumption of potentially unknown material liabilities or contingent liabilities of acquired companies; and

•	competition from other potential acquirers, some of which have greater financial resources.

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

Risks Related To Our Business

Any significant future declines in the values of our vessels could affect our ability to comply with various covenants in our credit facilities unless waived or modified by our lenders.

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values since the middle of 2008, and despite the young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of the vessels. Vessel values have recovered since the end of 2013 and may remain at current levels for a prolonged period, decline or rise. We were compliant with all of our loan covenants as at December 31, 2014 except for one loan, with an outstanding balance as at March 31, 2015 of $30.4 million, where loan-to-value non-compliance existed at December 31, 2014, but for which a waiver has not been sought. It is expected that non-compliance will be remedied at the next scheduled installment in August 2015. If we are unable to comply with the financial and other covenants under our credit facilities including by repaying outstanding debt or posting additional collateral in the case of loan-to-asset value covenants, and are unable to obtain waivers, our lenders could accelerate our indebtedness. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission and none of our lenders under our credit facilities has requested such prepayment or additional cash collateral. Because of the cross-default provisions in our loan agreements, any such default could in turn lead to additional defaults under our other loan agreements and the consequent acceleration of the related indebtedness.

Charters at attractive rates may not be available when our current time charters expire.

During 2014, we derived approximately 46% of our revenues from time charters, as compared to 52% in 2013. As our current period charters on ten of the vessels owned by our subsidiary companies expire in the remainder of 2015, it may not be possible to re-charter these vessels on a period basis at the attractive rates currently existing. If attractive period charter opportunities are not available, we would seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of layup, the vessel will continue to incur expenditures such as insurance, reduced crew wages and maintenance costs.

If our exposure to the spot market increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As a result of any increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be more significantly impacted by movements in the cost of bunkers (fuel). See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical increases in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by WorldScale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. Our subsidiaries own the vessels in the fleet and the contracts to construct our newbuildings. We have engaged Tsakos Energy Management to perform all of our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Stock Exchange. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping and TCM.

We derive significant benefits from our relationship with Tsakos Energy Management and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if Tsakos Energy Management, Tsakos Shipping or TCM becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to the Company in the long term.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2014 would have resulted in a payment of approximately $166.3 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

Clients of Tsakos Shipping have acquired and may acquire additional further vessels that may compete with our fleet.

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

The global economic downturn that commenced in 2008 has resulted in a decrease in vessel values. The decrease in value accelerated during 2013 until the latter part of the year as a result of excess fleet capacity and falling freight rates. Although valuations have since recovered, they may rise further, remain the same or start to fall again depending on market conditions. In addition, although our subsidiaries currently own a modern fleet, with an average age of 7.9 years as of March 31, 2015, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time to time result in asset write-downs, as was the case in 2013 and 2012, that could adversely affect results of operations.

If TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provides to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although TCM has a contract with a number of manning agencies and sponsors various marine academies in the Philippines, Greece and Russia, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land based employees of TCM are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, like many other vessels internationally, some of our subsidiaries’ vessels operate under so-called “flags of convenience” and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

The contracts to build our newbuildings present certain economic and other risks.

As of March 31, 2015, our subsidiaries have a contract for the construction of a newbuilding LNG carrier, to be delivered in 2016, contracts for the construction of nine aframax crude carriers for delivery in 2016 to 2017 and contracts for the construction of two LR1 product carriers for delivery in 2016 and a shuttle tanker for delivery in 2017. Our subsidiaries may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

Delays in the delivery of these vessels, or any additional newbuilding or secondhand vessels our subsidiaries may agree to acquire, could delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic events, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand or a dispute with the shipyard building the vessel.

Credit conditions internationally might impact our ability to raise debt financing.

Global financial markets and economic conditions have been disrupted and volatile in recent years. At times, the credit markets as well as the debt and equity capital markets were distressed and it was difficult, for many shipping companies, to obtain adequate financing. The cost of available financing also increased significantly, but for leading shipping companies has since fallen back. The global financial markets and economic conditions could again experience volatility and disruption in the future.

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide part of our equity at delivery. Current and future terms and conditions of available debt financing could be different from terms obtained in the past and could result in higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

We may not be able to adequately finance the construction of the vessels our subsidiaries have on order.

Although we have successfully arranged financing for the nine aframaxes and two LR1 product carriers on order and we hold approximately $200 million in cash, we have not finalized financing arrangements to fund the balance of the purchase price due for the LNG carrier on order with delivery expected in 2016, or for the shuttle tanker recently ordered. We cannot assure you that we will be able to obtain additional financing for these newbuildings on terms that are favorable to us or at all.

If we were unable to finance further installments for the newbuildings we have on order, an alternative would be to use the available cash holdings of the Company or, if we lack adequate cash, to attempt to sell the uncompleted vessels to a buyer who would assume the remainder of the contractual obligations. The amount we would receive from the buyer would depend on market conditions and could result in sale proceeds less than the advances we had paid to the date of sale plus capitalized costs. Alternatively, we may default on the contract, in which case the builder would sell the vessel and refund our advances less any amounts the builder would deduct to cover all of its own costs. We would be obliged to cover any deficiency arising in such circumstances.

Apart from the delay in receiving the refund of advances and the possible payment of any deficiencies, as well as any reputational harm or impact on our ability to conduct future business with such shipyards, we would also forego any revenues and related vessel operating cash flows from any withholding not so required.

The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

•

infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

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

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	the supply and cost of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to World Shipyard Monitor Database, during the period from 2005 to 2010, the global fleet of LNG carriers grew by an average of 15% per year due to the construction and delivery of new LNG carriers. From 2010, contracting accelerated with 53 orders in 2011, 46 in 2013 and 63 in 2014, by which time the total LNG carrier orderbook was 141 vessels, representing 36.1% of the total fleet, with the majority of the newbuildings scheduled for delivery in 2015 and 2016. This and any future expansion of the global LNG carrier fleet that cannot be absorbed by existing or future LNG projects may have a negative impact on charter rates, ship utilization and ship values. Such impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

Hire rates for LNG carriers may fluctuate substantially and have recently declined significantly. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

The significant fall in oil prices over the past six months and the milder than expected Far Eastern winter have led to substantial declines in the price of LNG, which have in turn led to a decline in average rates for new spot and shorter-term LNG charters commencing promptly. Unless LNG charter market conditions improve over the next several months, we may have difficulty in securing new charters at attractive rates and durations for the Neo Energy, whose current time charter expires in March 2016 and for the Maria Energy, a newbuilding that is scheduled to be delivered during the first quarter of 2016.

We depend upon Hyundai Merchant Marine to manage our LNG carrier.

Tsakos Energy Management has subcontracted all technical management of our LNG operation to Hyundai Merchant Marine (“HMM”) for a fee. Neither Tsakos Energy Management nor TCM has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees to conduct LNG operations in the future. As such, we are currently dependent on the reliability and effectiveness of third-party managers for whom we cannot guarantee that their employees, both onshore and at-sea are sufficient in number or capability for their assigned role. We also cannot assure you that we will be able to continue to receive such services from HMM on a long-term basis on acceptable terms or at all.

Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

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

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is a significant, if not the largest, expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments.

If our counterparties were to fail to meet their obligations under a charter agreement we could suffer losses or our business could be otherwise adversely affected.

As of April 8, 2015, 29 of our subsidiaries’ vessels were employed under time charters. The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

We may not have adequate insurance.

In the event of a casualty to a vessel or other catastrophic event, we will rely on our insurance to pay the insured value of the vessel or the damages incurred. We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. However, we cannot assure you that this insurance will remain available at reasonable rates, and we cannot assure you that the insurance we are able to obtain will cover all liabilities that we may incur, particularly those involving oil spills and catastrophic environmental damage. In addition, we may not be able to insure certain types of losses, including loss of hire, for which insurance coverage may become unavailable. Any uninsured or underinsured loss or liability could harm our business, financial condition, results of operations and cash flows, including cash available for payment of dividends to our shareholders.

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

We have placed our hull and machinery, increased value and loss of hire insurance with Argosy, a captive insurance company affiliated with Tsakos family interests. Argosy reinsures the insurance it underwrites for us with various reinsurers, however, the coverage deductibles of the reinsurance policies periodically exceed the coverage deductibles of the insurance policies Argosy underwrites for us. Argosy, therefore, would be liable with respect to the difference between those deductibles in the event of a claim by us to which the deductibles apply. Although these reinsurers have a minimum credit rating of ‘A’, we do not have the ability to independently determine our insurers’ and reinsurers’ creditworthiness or their ability to pay on any claims that we may have as a result of a loss. In the event of insolvency or other financial deterioration of our insurer or its reinsurers, we cannot assure you that we would be able to recover on any claims we suffer.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2014, our debt to capital ratio was 54.6% (debt / debt plus equity), with $1.42 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2014, all of our cash flow derived from operations plus an amount from existing cash resources was dedicated to debt service, excluding any debt prepayment upon the sale of vessels. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Over the past twelve years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors monitors the status of our derivatives in order to assess whether such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR, which has been stable and at historically low levels in recent years, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial loss.

We have a risk management policy and an operational and financial risk committee to oversee all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a description of our current interest rate swap arrangements.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, U.S. holders of our common shares would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2015 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2014 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2014, Euro expenses accounted for approximately 46% of our total operating expenses. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 8, 2015, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 30% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

The market price of our common shares and Series B Preferred Shares and Series C Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

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

During 2014, we paid dividends on our common shares totaling $0.15 per common share. In February 2015, the Company paid a common share dividend of $0.06 per common share. On March 19, 2015, the Company announced a further dividend of $0.06 to be paid on May 28, 2015 to holders of record as of May 21, 2015. In addition, during 2014 we paid dividends on our preferred shares totaling $8.8 million and another $2.1 million in January 2015. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions in the Companies Act of 1981 of Bermuda, as amended, or the Companies Act, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a limit on dividends exceeding 50% of our net income for any particular year, plus certain additional amounts permitted to the extent 50% of our aggregate net income in prior years exceeded dividends paid during such years, as well as other relevant factors. Net losses that we incurred in certain of our historical periods as well as dividends that we historically paid reduce the amount of the accumulated consolidated net income from which we are permitted to pay dividends under our loan agreements while net income in other periods increases the amount. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series B and Series C Preferred Shares. We may have insufficient cash to pay dividends on or redeem our Series B and Series C Preferred Shares, or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares, Series B Preferred Shares or Series C Preferred Shares may be adversely affected if we are unable to or do not pay dividends as intended.

Market interest rates may adversely affect the value of our Series B Preferred Shares and Series C Preferred Shares.

One of the factors that influences the price of our Series B Preferred Shares and C Preferred Shares is the dividend yield on the Series B and Series C Preferred Shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of our Series B and Series C Preferred Shares to expect a higher dividend yield and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series B or Series C Preferred Shares to decrease.

Holders of Series B and Series C Preferred Shares have extremely limited voting rights.

The voting rights of holders of Series B and Series C Preferred Shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. Holders of Series B and Series C Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

Provisions in our Bye-laws, our management agreement with Tsakos Energy Management and our shareholder rights plan would make it difficult for a third party to acquire us, even if such a transaction is beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. Furthermore, our shareholder rights plan authorizes issuance to existing shareholders of rights to purchase preferred shares and common shares at a substantial discount in the event a third party acquires 15% of our common shares. These provisions could deter a third party from tendering for the purchase of some or all of our shares. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company.

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation.

We are a Bermuda corporation. Our Memorandum of Association and Bye-laws and the Companies Act govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from one non-executive director, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

In addition, you should not assume that courts in the country in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

We are a “foreign private issuer” under NYSE rules, and as such we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under the NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of the NYSE, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that the nominating/corporate governance committees be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities, (iii) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee’s purpose and responsibilities and (iv) the requirement of an annual performance evaluation of the nominating/corporate governance and compensation committees.

Nonetheless, a majority of our directors are independent, all of the members of our compensation, nominating and corporate governance committee are independent directors, and all of our board committees have written charters addressing their respective purposes and responsibilities.

Item 4.	Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited. In 1996, Maritime Investment Fund Limited was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 79 vessels and has sold 28 vessels (of which three had been chartered back and eventually repurchased at the end of their charters. All three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

Tsakos Energy Navigation Limited is a leading provider of international seaborne petroleum product and crude oil transportation services and, as of April 8, 2015, operated a fleet of 47 modern crude oil and petroleum product tankers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes one 2007-built LNG carrier and two 2013-built shuttle suezmax tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 50 vessels. We have also under construction a 174,000 cbm LNG carrier with expected delivery in 2016, nine crude aframaxes with expected deliveries in 2016 and 2017, two LR1 product carriers with expected deliveries in 2016 and one shuttle suezmax tanker with expected delivery in 2017. The resulting fleet (assuming no further sales or acquisitions) would comprise 63 vessels representing approximately 6.5 million dwt.

We believe that we have established a reputation as a safe, high quality, cost efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract world-class energy producers as customers and to our success in obtaining charter renewals generating strong fleet utilization.

Our fleet is managed by Tsakos Energy Management, an affiliate company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting and administrative services, while subcontracting the commercial management of our business to Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping manages vessel purchases and sales and identifies and negotiates charter opportunities for our fleet. Until June 30, 2010, Tsakos Shipping also provided technical and operational management for the majority of our vessels.

Tsakos Energy Management subcontracts the technical and operational management of our fleet to TCM. TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our vessels apart from the LNG carrier Neo Energy, the VLCC Millennium and the Suezmax tanker Eurochampion 2004, which are technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 190 vessels and crewing services for an additional 129 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

Tsakos Shipping continues to provide commercial management services for our vessels, which include chartering, charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing.

As of April 8, 2015, our fleet consisted of the following 50 vessels:

Number of Vessels	Vessel Type

1	VLCC

12	Suezmax

8	Aframax

3	Aframax LR2

9	Panamax LR1

6	Handymax MR2

8	Handysize MR1

1	LNG carrier

2	Shuttle DP2

Total 50

Twenty-one of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the capability to be one of the more versatile operators in the market. The current fleet totals approximately 5.1 million dwt, all of which is double-hulled. As of March 31, 2015, the average age of the tankers in our current operating fleet was 7.9 years, compared with the industry average of 9.4 years.

In addition to the vessels operating in our fleet as of April 8, 2015, we have also entered into agreements for 13 additional vessels with established shipyards, Daewoo-Mangalia Heavy Industries, Hyundai Heavy Industries and Sungdong Shipbuilding.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $3.8 billion, including investments of approximately $3.6 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, based in part upon audits conducted on our vessels.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, handymax tankers, one LNG carrier, and the two DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil transportation needs. We had also committed a sizable part of our newbuilding and acquisition program, in the past, to ice-class vessels, which are vessels that can access ice-bound ports depending on certain thickness of ice. We have 21 ice-class vessels. Additionally, we entered the LNG market with the delivery of our first LNG carrier in 2007 and have contracted for the construction of one additional LNG carrier newbuilding. We also entered the shuttle tanker market with our first DP2 suezmax Rio 2016 which was delivered in March 2013 and our second DP2 suezmax Brasil 2014 which was delivered in April 2013, each of which have commenced 15-year time charter with Petrobras. The construction of a further DP2 suezmax shuttle tanker has been contracted in November 2014 for delivery in 2017 for charter to a European state-owned oil major.

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

•

High-Quality, sophisticated clientele. For over 40 years, Tsakos entities have maintained relationships with and achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Petrobras, BP, ExxonMobil, Flopec, Hyundai Merchant Marine, BG, ST Shipping, Shell and Lukoil are among the regular customers of Tsakos Energy Navigation.

•

Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on rising demand for LNG sea transport and offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate one LNG carrier with a further one on order and two newly-built DP2 suezmax shuttle tankers with a further one on order.

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

As of April 8, 2015, our fleet consisted of the following 50 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Millennium	1998	301,171	1998	time charter	August 2015		Crude

SUEZMAX
1. Silia T(3)	2002	164,286	2002	time charter	August 2015		Crude
2. Triathlon	2002	164,445	2002	spot	—		Crude
3. Eurochampion 2004	2005	164,608	2005	spot	—	ice-class 1C	Crude
4. Euronike(3)	2005	164,565	2005	time charter	September 2016	ice-class 1C	Crude
5. Archangel	2006	163,216	2006	spot	—	ice-class 1A	Crude
6. Alaska	2006	163,250	2006	spot	—	ice-class 1A	Crude
7. Arctic	2007	163,216	2007	time charter	October 2015	ice-class 1A	Crude
8. Antarctic	2007	163,216	2007	spot	—	ice-class 1A	Crude
9. Spyros K(4)	2011	157,740	2011	time charter	May 2022		Crude
10. Dimitris P(4)	2011	157,648	2011	time charter	August 2023		Crude
11.Euro	2012	157,539	2014	time charter	November 2015		Crude
12.Eurovision	2013	157,803	2014	spot	—		Crude

SUEZMAX DP2 SHUTTLE
1. Rio 2016	2013	157,000	2013	time charter	May 2028		Crude/Products
2. Brasil 2014	2013	157,000	2013	time charter	June 2028		Crude/Products

AFRAMAX
1. Proteas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
2. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
3. Propontis	2006	117,055	2006	time charter	April 2015	ice-class 1A	Crude
4. Izumo Princess	2007	105,374	2007	spot	—	DNA	Crude
5. Sakura Princess	2007	105,365	2007	pool	—	DNA	Crude
6. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
7. Nippon Princess	2008	105,392	2008	spot	—	DNA	Crude
8. Ise Princess	2009	105,361	2009	spot	—	DNA	Crude
9. Asahi Princess	2009	105,372	2009	spot	—	DNA	Crude
10. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
11. Uraga Princess	2010	105,344	2010	spot	—	DNA	Crude

PANAMAX
1. Andes(5)	2003	68,439	2003	time charter	November 2016		Crude/Products
2. Maya(5)(6)	2003	68,439	2003	time charter	September 2016		Crude/Products
3. Inca(5)(6)	2003	68,439	2003	time charter	May 2016		Crude/Products
4. Selecao	2008	74,296	2008	time charter	October 2016		Crude/Products
5. Socrates	2008	74,327	2008	time charter	November 2016		Crude/Products
6. World Harmony(5)	2009	74,200	2010	time charter	April 2016		Crude/Products
7. Chantal(5)	2009	74,329	2010	time charter	June 2016		Crude/Products
8. Selini(3)	2009	74,296	2010	time charter	October 2017		Crude/Products
9. Salamina(3)	2009	74,251	2010	time charter	April 2017		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	time charter	December 2017	ice-class 1A	Products
2. Afrodite	2005	53,082	2006	time charter	June 2015	ice-class 1A	Products
3. Ariadne(3)	2005	53,021	2006	time charter	May 2015	ice-class 1A	Products
4. Aris	2005	53,107	2006	time charter	May 2017	ice-class 1A	Products
5. Apollon	2005	53,149	2006	time charter	July 2015	ice-class 1A	Products
6. Ajax	2005	53,095	2006	time charter	May 2015	ice-class 1A	Products

HANDYSIZE
1. Didimon	2005	37,432	2005	time charter	July 2015		Products
2. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
3. Delphi	2004	37,432	2006	spot	—		Products
4. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A	Products
5. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
6. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
7. Byzantion	2007	37,275	2007	spot	—	ice-class 1B	Products
8. Bosporos	2007	37,275	2007	spot	—	ice-class 1B	Products

LNG
1. Neo Energy	2007	85,602	2007	time charter	March 2016	Membrane	LNG
Total Vessels	50	5,102,253				(150,000 cbm)

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment.
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	Charterers have the option to terminate the charter party after at least 12 months with a three months notice.
(6)	49% of the holding company of these vessels is held by a third party.

On October 23, 2014 and on November 26, 2014 subsidiaries of the Company signed contracts for the construction of two LR1 product carriers and one suezmax DP2 shuttle tanker with Sungdong Shipbuilding in South Korea. On December 10, 2013, other subsidiaries of the Company signed contracts for the construction of five aframax tankers with Daewoo Shipbuilding in Romania and four additional aframax tankers with the same yard signed on February 26, 2014. In addition, an LNG carrier has been ordered from Hyundai Heavy Industries (see below). The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the shipyards in the design of the newbuildings and continues to work with the shipyard during the construction period. TCM provides supervisory personnel present during the construction. A further shuttle tanker had been ordered from Sungdong, but the contract was terminated on October 23, 2014. A first installment of $4.5 million had been paid in the first quarter of 2013. Under the termination agreement, an amount of $0.6 million per vessel will be set against the contract price of the LR1 product carriers and an amount of $1.65 million will be used against the contract price of the shuttle tanker. The remaining prepaid amount of $1.65 million will be used against the contract price of whatever new constructions are decided.

Our newbuildings under construction as of April 8, 2015, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Aframaxes
1. Hull 5010	Q2 2016	Daewoo Shipbuilding	112,700	52.2
2. Hull 5011	Q2 2016	Daewoo Shipbuilding	112,700	52.2
3. Hull 5012	Q3 2016	Daewoo Shipbuilding	112,700	52.2
4. Hull 5013	Q4 2016	Daewoo Shipbuilding	112,700	52.2
5. Hull 5014	Q1 2017	Daewoo Shipbuilding	112,700	52.2
6. Hull 5015	Q1 2017	Daewoo Shipbuilding	112,700	52.7
7. Hull 5016	Q2 2017	Daewoo Shipbuilding	112,700	52.7
8. Hull 5017	Q2 2017	Daewoo Shipbuilding	112,700	52.7
9. Hull 5018	Q3 2017	Daewoo Shipbuilding	112,700	52.7
Total Aframaxes			1,014,300	471.8
LR1 Product Carriers
1. Hull S3116	Q3 2016	Sungdong Shipbuilding	74,200	46.9
2. Hull S3117	Q3 2016	Sungdong Shipbuilding	74,200	46.9
Total LR1s			148,400	93.8
Shuttle Tanker
1. Hull No. S7004	Q1 2017	Sungdong Shipbuilding	157,000	98.0
Total Shuttle Tankers			157,000	98.0
LNG Carrier
1. Maria Energy	Q1 2016	Hyundai Heavy Industries	93,600 (174,000 cbm)	222.7
Total LNG Carrier			93,600	222.7

(1)	Including extra cost agreed as of December 31, 2014.

As of April 8, 2015, bank financing, including pre-delivery installments, has been arranged for all the aframaxes and LR1s under construction. Negotiations are in progress to obtain bank financing for the shuttle tanker. Pre-delivery financing has been arranged and received for the LNG carrier, which will be repaid on delivery of the vessel. Negotiations have commenced for bank financing of the LNG carrier on delivery. The Company anticipates being able to secure adequate financing for the shuttle tanker and LNG carrier within 2015.

Under the newbuilding contracts, the purchase prices for the vessels are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. Progress payments for the newbuildings under construction are equal to between 40% and 55% of the purchase price of each vessel during the period of its construction. As of April 8, 2015, we had made progress payments of $221.5 million out of the total purchase price of approximately $886.6 million (assuming no changes to the vessels to be constructed) for these newbuildings. Of the remaining amount (assuming no change to the vessels to be constructed), a further $83.2 million is contracted to be paid during the remaining part 2015.

Of the total progress payments made to date, an amount of $103.6 million has been financed by pre-delivery drawdowns of the loans which have been agreed with banks to date.

Fleet Deployment

Until recently, we strived to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates, as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. Since the latter part of 2014, we have increased the percentage of the fleet that is in employed at variable rates to approximately 60%, in order to take advantage of the recovery in market rates for vessels operating in the crude carrying sector. However, we are prepared to re-employ any number of these vessels on time-charters should hire rates improve. We believe that our fleet deployment strategy and flexibility provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2014, 2013 and 2012 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2014	2013	2012
Time Charter—fixed rate	41%	40%	30%
Time Charter—variable rate	19%	24%	32%
Period Employment at variable rates	6%	4%	11%
Spot Voyage	34%	32%	27%
Total Net Earnings Days	17,489	16,954	16,655

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has 22 tankers currently operating on spot voyages.

We have also secured charters from delivery for each of our aframax crude oil tanker newbuildings pursuant to our strategic partnership with Statoil for periods from five to twelve years, including options for extension. For the two LR1 newbuildings, we have secured charters from delivery for 4.5 years plus options for extensions for a further two years. For the shuttle tanker newbuilding, we have secured a charter for 8 years with options for extension for up to three years.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. Three vessels were sub-contracted to third-party ship managers during all of 2014.

The following chart illustrates the management of our fleet:

Technical management of the VLCC, the LNG carrier and one suezmax vessel is subcontracted to unaffiliated third parties.

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our and our subsidiaries’ operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. For 2014, monthly fees for operating vessels were $27,500 per owned vessel and $20,400 for vessels under construction. The monthly fee for the LNG carrier, Neo Energy, was $35,833, of which $10,000 was paid to a third party manager, and $35,000 for the two DP2 shuttle tankers, Rio 2016 and Brasil 2014. Since the expiry of the bare-boat charter of the VLCC Millennium, on July 30, 2013, management fees for this vessel are $27,500 per month of which $13,700 are payable to a third party manager. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $15.8 million in 2014, $15.5 million in 2013 and $15.6 million in 2012. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2014, this commission was approximately 0.5% of the sale price of a vessel (1% in 2013 and 2012). The total amount paid for these chartering and acquisition brokerage commissions was $6.8 million in 2014, $5.2 million in 2013 and $5.3 million in 2012. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2011, $2.8 million was charged for fourteen vessels delivered between 2007 and September 2011. This amount was added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. Such fee amounted to $0.2 million in 2014, and no fee was paid in 2013 and 2012.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning and crewing of the vessels in the fleet. We benefit from the economies of scale of having our vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 68 operating vessels under management (including 47 of our subsidiaries’ vessels) at March 31, 2015, totaling approximately 6.0 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 139 employees engaged in ship management and approximately 2,600 seafaring employees of whom half are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays TCM a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TCM performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carrier Neo Energy and the VLCC Millennium are provided by non-affiliated ship managers.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2014.

Customer	Year Ended December 31, 2014
Petrobras	18.5%
STLLC	12.6%
Shell	8.5%
Flopec	7.0%
BG (Methane)	5.9%
Vitol	5.5%
BP Shipping	5.3%
Litasco	3.9%
HMM	3.6%
Socar	3.0%
Irving oil	2.2%
Chevron	2.0%
OMV	1.9%
ST Shipping	1.8%
Valero	1.7%
Navig8	1.4%
Gard Shipping	1.4%
TOR	1.4%

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

IMO. The International Maritime Organization (“IMO”) has adopted international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters, including amendments to Annex I of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth new and upgraded requirements for oil pollution prevention for tankers. These regulations are effective in relation to tankers in many of the jurisdictions in which our tanker fleet operates. They provide that (1) tankers 25 years old and older must be of double-hull construction and (2) all tankers will be subject to enhanced inspections. All of the vessels in our fleet are of double hull construction. Revised regulations, effective since September 2002, provide for increased inspection and verification requirements and for a more aggressive phase-

out of single-hull oil tankers, in most cases by 2015 or earlier, depending on the age of the vessel and whether the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tonnes deadweight or more constructed after 1982. The changes are intended to reduce the likelihood of oil pollution in international waters. On April 5, 2005 an amendment to MARPOL became effective, which accelerated the phase out of single-hull tankers from 2015 to 2010 unless the relevant flag state, in a particular case, extended the date to either 2015 or the date on which the ship reaches 25 years of age after the date of its delivery, whichever is earlier. This amendment became effective on April 5, 2005.

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

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for the designation of special areas known as Emission Control Areas (“ECAs”) where more stringent controls on sulfur emissions would apply. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in ECAs. The United States ratified the amendments in October 2008.

Amendments to Annex VI to address greenhouse gas emissions from shipping came into force on January 1, 2013. New vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile ( the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). All our vessels have SEEMPs. However, the EEDI requirements do not apply to an LNG carriers unless the construction contract for the carrier is placed on or after September 1, 2015. The LNG carrier under construction will comply with EEDI requirements.

We have obtained International Air Pollution Prevention certificates for all of our vessels. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels, but we believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

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

In addition, our liquefied natural gas (“LNG”) carrier meets IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carrier.

On 1 January 2013 new MARPOL Annex V Regulations came into force with regard to the disposal of garbage from ships at sea. These regulations prohibit the disposal of garbage at sea other than certain defined permitted discharges or when outside one of the MARPOL Annex V special areas. The regulations do not only impact the disposal of “traditional garbage” but also the disposal of harmful hold washing water and “cargo residues”. Products considered suitable for discharge are those not defined as harmful by the criteria set out in MARPOL Annex III and which do not contain carcinogenic, mutagenic or reprotoxic components. We have put a protocol into place to ensure that (i) garbage is disposed of in accordance with the Annex V Regulations and that the vessels in our fleet maintain records showing that any cleaning agent or additive used was not harmful to the marine environment and (ii) the supplier provides a signed and dated statement to this effect, either as part of a Material Safety data Sheet “MSDS” or as a stand-alone document.

Tsakos Columbia Shipmanagement S.A. or TCM, our technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

In addition, the European Union and countries elsewhere have considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. In December 2001, the European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single hull tankers in line with the schedule adopted by the IMO in April 2001. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or potential future environmental regulations could have a material adverse effect on our operations.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998 and which was further amended on 1 July 2010. The ISM Code requires ship owners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All of our vessels are ISM Code certified.

The International Convention for the Safety of Life at Sea (“SOLAS”) was amended in November 2012 to incorporate mandatory maximum noise level limits for machinery spaces, control rooms, accommodation and other spaces on board vessels. The amendments came into force on July 1, 2014 and require ships of 1,600 gross tons or more, for which the building contract was placed on or after July 1, 2014 or were constructed on or after January 1, 2015 or will be delivered on or after July 1, 2018 to be constructed to reduce on-board noise and to protect personnel from noise on board ships. All of our vessels comply with existing guidelines, and our newbuildings will meet the new requirements.

The Nairobi Wreck Removal Convention 2007 (“Wreck Convention”) enters in to force on April 14, 2015. The Wreck Convention provides a legal basis for sovereign states to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine and coastal environment. Further, the Wreck Convention will make ship owners financially liable for wreck removal and require them to take out insurance or provide other financial security to cover the costs of wreck removal. All of our fleet has complied with the certification requirements stipulated by the Wreck Convention with regards to financial security.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. These other damages are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 incorporates limits on the liability of responsible parties for a spill. Since July 31, 2009, liability in respect of a double-hulled tanker over 3,000 gross tons has been limited to the greater of $2,000 per gross ton or $17,088,000 (subject to periodic adjustment). These limits of liability would not apply if the incident was proximately caused by violation of applicable United States federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. On August 19, 2014 the United States Coast Guard proposed that the limits of liability for double-hulled tankers be adjusted to the greater of $2,200 per gross ton or $18,489,200 for double-hulled tankers. We continue to maintain, for each of our vessels, pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

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

Owners or operators of tankers operating in United States waters are required to file vessel response plans with the Coast Guard for approval, and their tankers are required to operate in compliance with such approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions. All our vessels have approved vessel response plans.

We intend to comply with all applicable Coast Guard and state regulations in the ports where our vessels call.

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations, vessels must obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. territorial or inland waters. This permit, the 2008 Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and included requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water. Effective December 19, 2013, the VGP was renewed and revised. The 2013 VGP is similar to the 2009 VGP but now includes ballast water numeric discharge limits and best management practices for certain discharges. The ballast water management requirements will be phased in, depending on the ballast water capacity, age and next dry-docking date of a vessel. The 2013 VGP is the subject of a legal challenge by the Canadian Shipowners Association. On June 11, 2012 the U.S. Coast Guard and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements and it is expected that the U.S. Coast Guard will include the VGP as part of its normal Port State Control inspections. We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the obligations will have a material impact on our operations.

The Clean Air Act: The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On December 22, 2009 the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in nitrogen oxides (NOx) by 2030, which will apply from the beginning of 2016. Compliance with these standards may result in us incurring costs to install control equipment on our vessels.

In response to a request from the United States and Canada to designate specific areas of their respective coastal waters (extending to 200 nautical miles offshore) as ECAs under the MARPOL Annex VI amendments, the IMO designated the waters off North American coasts as an ECA on March 26, 2010. The North American ECA has been in force since August 1, 2012. In July 2011, the IMO designated the United States Caribbean ECA in the waters of Puerto Rico and the U.S. Virgin Islands, which took effect on January 1, 2014. All vessels operating in these ECAs must use fuel with a sulfur content of 0.1%. From January 1, 2016 NOx after-treatment requirements will also apply. California has implemented a 24 nautical mile zone within which fuel must have a sulfur content of 0.1% or less as of January 1, 2014. Currently, the California regulations run in parallel with the emissions requirements in the North American and Caribbean ECAs. Compliance with the North American and Caribbean ECA emission requirements, as well as the possibility that more stringent emissions requirements for marine diesel engines or port operations by vessels will be adopted by the EPA or the states where we operate, could entail significant capital expenditures or otherwise increase the costs of our operations.

The MEPC in May 2013 voted to postpone the implementation of MARPOL Annex VI Tier III standards until 2021. However, MEPC subsequently agreed that Tier III standards shall apply to marine diesel engines that are installed on a ship constructed on or after 1 January 2016 which operate in the North America ECA or the U.S. Caribbean Sea ECA.

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

The EU has ECAs in place in the Baltic Sea and the North Sea and English Channel within which fuel with a sulfur content in excess of 0.1% has not been permitted since January 1, 2015. The EU Commission is currently investigating the possibility of extending the ECA to the Mediterranean Sea and Black Sea. In addition, the EU Sulphur directive has since January 1, 2010 banned inland waterway vessels and ships berthing in EU ports from using marine fuels with a sulfur content exceeding 0.1% by mass. The prohibition applies to use in all equipment including main and auxiliary engines and boilers. Some EU Member States also require vessels to record the times of any fuel-changeover operations in the ship’s logbook.

The Council of the EU has now approved the implementation of its 2013 “Strategy for integrating maritime transport emissions in the EU’s greenhouse gas reduction policies” and it is set to come in to force on July 1, 2015. Owners of vessels over 5,000 gross tons will be obliged to monitor emissions for each ship on a per voyage and annual basis. There will also be provisions for monitoring, reporting and verifying (“MRV”) of carbon dioxide (CO2) emissions from vessels using EU ports, to apply from January 1, 2018. Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013.

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

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.25 million plus $875 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $124.5 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on April 8, 2015. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21,2012 . The rules are being phased in, based on the age, ballast water capacity or next dry-docking date of a vessel. Although the regulations are to be phased in fully by January 1, 2016, the Coast Guard must approve any ballast water management technology before it can be placed on a vessel, and it has yet to do so. The Coast Guard has provided waivers to vessels that cannot install the yet to be approved technology.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. As of March 10, 2015 the BWM Convention had been adopted by 44 states, representing 32.86% of world tonnage. As many of the implementation dates for the BWM Convention has passed before ratification of the convention, the IMO Assembly resolved on 4 December 2013 to revise the dates of applicability so that they would be triggered by the entry into force date and not the original dates in the BWM Convention. Vessels must now comply with the BWM Convention standards by the time of their first MARPOL International Oil Pollution Prevention renewal survey after the entry into force date.

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

In November 2014 the IMO adopted the International Code for Ships Operating in Polar Waters (the “Polar Code”) and related amendments to SOLAS to make it mandatory. The expected date of entry into force of the SOLAS amendments is January 1, 2017 and it will apply to new ships constructed after that date. Ships constructed before January 1, 2017 will be required to meet the relevant requirements of the Polar Code by their first intermediate or renewal survey, whichever occurs first, after January 1, 2018. Amendments will also be made to MARPOL, expected May 2015, with entry into force dates aligned with the SOLAS amendments. It is our intention to comply with the Polar Code as implemented through MARPOL and SOLAS.

Although the Kyoto Protocol to the United Nations Framework Convention on Climate Change requires adopting countries to implement national programs to reduce emissions of greenhouse gases, emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new treaty would be adopted in 2015 to come into effect in 2020. There is pressure to include shipping in any new treaty. We refer to the discussion above of the regulation of greenhouse gas emissions from ocean-going vessels under the CAA and EU greenhouse gas emissions strategy. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control greenhouse gas emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The Hong Kong Air Pollution Control (Marine Light Diesel) Regulations, which entered into force on April 1, 2014, provide that the sulfur content of marine light diesel supplied to vessels in Hong Kong must contain 0.05% sulfur content or less. The Air Pollution Control (Ocean Going Vessels) (Fuel At Berth) Regulation was tabled by Hong Kong’s Legislative Council on March 18, 2015 and will come in to force on July 1, 2015. The Regulation prohibits ocean going vessels from using any fuel other than compliant fuel while at berth in Hong Kong, except during the first hour after arrival and the last hour after departure. The shipmasters and ship owners are required to record the date and time of fuel switching and keep relevant records for three years.

Trading Restrictions: The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, North Korea, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Between January 1, 2013 and March 31, 2015, the Company’s vessels made nearly 2,900 port calls around the world, none of which were to those countries, apart from seven visits to Marsa Bashayer, Sudan, in order to load cargoes of Dar crude oil from the Republic of South Sudan, an independent landlocked nation, which is obliged to use a pipeline through Sudan to Marsa Bashayer to export its crude oil. Such visits, for loading South Sudan crude oil, do not require OFAC authorization. None of the vessels the Company owns or operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

Classification and inspection

The vessels in the fleet have been certified as being “in class” by their respective classification societies: Bureau Veritas, Det Norske Veritas, American Bureau of Shipping, or Lloyd’s Register of Shipping. Every vessel’s hull and machinery is “classed” by a classification society authorized by its flag administration. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable statutory rules and regulations of the country of registry of the vessel and the international conventions of which that country is a party. Each vessel is scheduled for inspection by a surveyor of the classification society every year (the annual survey), every five years (the special survey) and every thirty months after a special survey (the intermediate survey). Vessels are required to be dry-docked for the special survey process, and for vessels over fifteen years of age for intermediate survey purposes, for inspection of the underwater parts of the vessel and for necessary repairs related to such inspection. With the permission of the classification society, the actual timing of the surveys may vary by a few months from the originally scheduled date depending on the vessel’s position and operational obligations.

In addition to the classification inspections, many of our customers, including the major oil companies, regularly inspect our vessels as a precondition to chartering voyages on these vessels or calling at their terminals. We believe that our well-maintained, high quality tonnage should provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service, safety and protection of the environment.

TCM, our technical manager, has obtained a Document of Compliance (DOC) for its offices and Safety Management Certificates (SMC) for our vessels, as required by the ISM Code. In addition TCM has established, implemented and maintains a documented Health, Safety, Quality, Environmental and Energy (HSQEE) management system which complies and is certified in accordance with ISO 9001 (Quality Management), ISO 14001 (Environmental protection management), OHSAS 18001 (Occupational health& safety management) and ISO 50001 (Energy management) standards. The TCM’s management system is based on the principle of continual improvement towards ensuring HSQEE excellence. The main overall objectives are to ensure flawless operations with zero accidents and zero pollution and this is carried out by instilling and maintaining a strong safety and compliance culture, operating well-maintained ships, maintaining effective risk management, reducing our environmental impact and increasing the energy efficiency of our operations.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, including:

•	collision;

•	adverse weather conditions;

•	fire and explosion;

•	mechanical failures;

•	negligence;

•	war;

•	terrorism; and

•	piracy.

In addition, the transportation of crude oil is subject to the risk of crude oil spills and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5. Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by recent events.

We have hull and machinery insurance, increased value (total loss or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian underwriters and reinsures most of its exposure under the insurance it writes for us, subject to customary deductibles, with various reinsurers in the London, French, Norwegian and U.S. reinsurance markets. These reinsurers have a minimum credit rating of A. We were charged by Argosy aggregate premiums of $9.5 million in 2014. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers.

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

World events have an impact on insurance costs and can result in increases in premium; however, other significant drivers of premium levels are market over capacity, inadequate deductibles, inefficient claims control by the insurers and scope of cover being too wide. Despite recent expensive years for insurance claims due to a number of global catastrophe losses, insurance renewals, and more recently huge maritime losses such as the total loss of the Costa Concordia off the Italian coast and the eventual removal of its wreck, premium increases have been relatively benign. It is expected that there will be a modest increase in the cost of Hull & Machinery Insurance renewals for 2015-2016 policy year, and possibly none at all, as in the policy year 2014-2015, mainly due to the available capital at underwriters’ disposal that plays an important role in determining the level of future insurance premiums. The insurance markets maintain their list of World Wide War Risks Exclusions, as defined by the Joint War Committee in the London insurance market, and insurers are at liberty to charge increases in premium in order to provide cover for Excluded Areas which include the Indian Ocean, Gulf of Guinea, Libya and Saudi Arabia, amongst others. These additional insurance costs represent a relatively small portion of our total insurance premiums and are, in any case, largely paid by the Charterers. Protection & Indemnity (P&I) insurance costs are less affected by world events than H&M and more likely to be driven by maritime losses and whether there is a fall in the value of individual Club’s Free Reserves. Recent P&I renewals have seen only a modest increase in rates, at 2.5%. At March 31, 2015, the International Group of P&I Clubs continued to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2015. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Syria and Iraq, economic sanctions, including those with respect to Iran, and terrorist attacks such as those made in various international locations (Somalia, Kenya, Yemen, Nigeria) and pirate attacks repeatedly made upon shipping in the Indian Ocean, off West Africa and in South East Asia, may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade.

Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include Euronav, Teekay Shipping Corporation and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2015, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

General Market Overview—World Oil Demand / Supply and Trade (Howe Robinson)

All of the statistical data and other information presented in this section entitled “General Market Overview—World Oil Demand / Supply and Trade,” including the analysis of the various sectors of the oil tanker industry, has been provided by Howe Robinson Partners (UK) Ltd (“Howe Robinson”). Howe Robinson has advised that the statistical data and other information contained herein are drawn from its database and other sources. In connection therewith, Howe Robinson has advised that: (a) certain information in Howe Robinson’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Howe Robinson’s database; and (c) while Howe Robinson has taken reasonable care in the compilation of the statistical and other information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

General Market Overview

(All text, data and charts provided by Howe Robinson)

World Oil Demand/Supply and the Tanker Market

At the end of 2014, oil prices were half their level from twelve months prior as a relentless build in crude oil supply outpaced lacklustre global demand. Stronger-than-expected demand and geopolitical tensions undermined the early year warning calls of oversupply that eventually took hold of the market in late July. According to the International Energy Agency (IEA), the global crude oil surplus averaged 0.81 million bpd in 2014, however this surplus widened as the year progressed. Markets remain without any credible swing up in demand or swing down in production to stem the surplus that continues to keep oil prices low.

The gradual return of approximately 760,000 bpd of Libyan output between July and October is credited with instigating the fall in crude prices, while OPEC’s historic decision to relinquish its role as swing producer during periods of volatile prices removed the oil industry’s safety net and meant the global crude supply overhang was here to stay. Overall, Brent lost just over half its value as it fell from a peak of $115.06/bbl in mid-July to a 2014-low of $57.33/bbl on the last day of the year. Similarly, WTI hit its peak in 2014 of $107.26/bbl a day after Brent had, and lost a touch more than 50% through the year sinking to an annual low of $53.27/bbl on the 31st of December.

Global Oil Prices and WTI-Brent Differential

As oil prices fell, the spread between Brent and WTI grew increasingly narrow. The two oil benchmarks began the year with an average spread of $13.55/bbl in January 2014, but then drew closer together as prices began to fall midway through the year. WTI even traded above Brent briefly in mid-January of 2015. Factors that have led WTI to trade more closely with Brent include opening up the possibility to export US stabilised condensate from shale, increased exports of US crude to Canada and strong demand from US refineries. On the other hand, the price of Brent was consistently impaired by the aggressive pricing strategy pursued by Gulf oil states fighting for market share, significant new Iraqi and recovering Libyan oil output and disappointing economic growth in Europe, China and Japan.

Regional storage levels are now playing an increasingly influential role in the now widening price differential between Brent and WTI. Each week, the US Energy Information Administration (EIA) releases storage levels throughout the US, notably in Cushing (the delivery point for the WTI contract), which have consistently defied record highs. Furthermore, the crude oil export ban, albeit a more lenient version, continues to widen the differential as domestic refineries are left to soak up all the ceaseless growth in US crude output.

Production in Libya, dubbed OPEC’s wildcard by the IEA, varied from a low monthly average of 220,000 bpd in April-May 2014 to 870,000 bpd in October. The partial restart of the 350,000 bpd El Sharara field in January 2014 encouraged prospects of a Libyan recovery early on, but this was only to be short-lived as a group of armed men reduced production by 75% at the field soon after in what can be described as a recurring incident for many of Libya’s oil assets as political turmoil has allowed for chaotic power struggles between factions. Agreements were reached in the summer with the armed protestors who retained control of the country’s key eastern ports of Es Sider, Ras Lanuf and Zueitina, which together account for around 600,000 bpd export capacity. This agreement to release these strategic ports for export use set the scene for a fragile recovery in Libyan crude output and subsequently prompted the tumble in oil prices. The momentum continued as gains were made in crude liftings and in securing stable production from the country’s oil fields, particularly the El Sharara and the 125,000 bpd El Feel (Elephant) field in August. However, in November the country’s gradual recovery was disrupted by renewed unrest at the El Sharara field and at the end of December fighting led Libya’s National Oil Corp. to declare force majeure on the important oil ports of Es Sider and Ras Lanuf. Libyan crude production ended the year at around 400,000 bpd and has since dropped further, meaning that with respect to Libya, oil markets find themselves in a similar position to that of Q2 2014 whereby any significant surge in Libyan production will release added downward pressure on oil prices.

A second OPEC member that significantly raised supply in 2014 was Iraq, as Baghdad and the Kurdish Regional Government (KRG) moved closer to ending their dispute over land and oil rights, allowing a recovery in Kurdish oil production. Iraqi production averaged 3.34 million bpd in 2014, a year-on-year gain of nearly 8%. The Islamic State militants gained ground in northern Iraq throughout the year, although their presence is partially credited for bringing Baghdad and the KRG together to fight their common enemy and pave the way for a December oil agreement between the two governments. Iraqi crude production reached 3.73 million bpd in December with the re-emergence of Kirkuk exports that month. However, Iraqi crude exports remain subject to weather delays at Basrah and pipeline sabotage problems along the Kirkuk-Ceyhan pipeline, in addition to the Islamic State threat. Relations between Baghdad and the KRG are also fragile as Baghdad struggles to provide the budget payment agreed upon in December’s deal in return for the volumes of crude oil that the KRG are obliged to send to the Iraqi marketer Somo, which they are close to completely fulfilling.

In response to rising oil production in some of their member countries and subsequent oil price collapse, OPEC were largely expected to fulfil their role as the world’s swing producer and therefore reduce their production ceiling from 30 million bpd. However, in their bi-annual meeting in November the organization did not reduce their production ceiling and decided to adopt a new strategy whereby they will fight for market share. This historic decision has essentially left oil prices, for the moment, to be determined exclusively by market forces. OPEC’s argument was that the amount by which they may have reduced production would be promptly taken up by other oil producers, particularly non-conventional oil from the U.S. and Canada, and therefore a decision to reduce OPEC output would not achieve a lifting of oil prices. Instead, OPEC have resolved to allow the low oil price to act as the remover of surplus supply and therefore bring the market back into balance; in theory high cost, usually non-conventional, oil producers will be the most likely to falter in a persistent low oil price environment. However, this decision was not unanimous; Venezuela, Iran and other OPEC member countries whose national finances and political landscape rely heavily on oil prices were extremely apprehensive with the decision and are much less willing to continue with this strategy as their economies feel the squeeze.

Saudi Arabia, OPEC’s largest contributor, has been acknowledged as the instigator of this change in strategy and close evaluation of the pricing of their crude oil to their Asian customers since last summer can reveal that this strategy was a long-time coming from the world’s largest crude exporter. Saudi Arabia cut its official formula prices for exports to Asia for four months in a row in order to protect their market share, particularly in China, against Atlantic Basin crudes. Saudi Arabia, and other Gulf states who have followed suit with this aggressive pricing strategy, have the financial cushion needed to cope with an environment of lower oil prices for an extended period of time. Official selling prices from Gulf countries have also been cut for exports to the United States and Europe as Saudi Arabia is resolute to avoid repeating the financially harmful situation it found itself in the mid-1980s when it drastically cut its own production to support prices while other producers, both within and outside OPEC, stole their market share.

Non-OPEC production was the driving force behind the growth in global crude oil supply in 2014. North American oil production is the principal contributor to the current global oversupply of crude oil, the IEA estimates that US production grew by a total of 1.9 million bpd from the start of 2014 to reach 12.62 million bpd in December. Canadian oil supply rose by 180,000 bpd throughout the year to reach 4.39 million bpd in December, however Canadian oil sands production is much more sensitive to the low oil price environment and therefore growth from this non-OPEC producer is expected to slow significantly. As previously explained, OPEC production gradually increased during the year following the brief return of Libyan output and greater Iraqi output, which offset declines in the Saudi-Kuwait neutral zone halfway through the year. OPEC production averaged 30.22 million bpd in 2014—the organisation has collectively produced over their production ceiling of 30 million bpd since May 2014 as each member country actively looks to export as much as possible in face of diminishing prices. Saudi Arabian production averaged 9.52 million bpd in 2014, a year-on-year gain of 2.3%, while Iranian production reached an annual average of 2.81 million bpd, after bottoming out in 2013 at 2.68 million bpd, whilst an outlook for further easing of their crude export limits looks increasingly possible pending negotiations over the next few months. Nigerian and Angolan crude fell further in 2014 to 1.90 million bpd and 1.66 million bpd respectively, sabotage and theft in Nigeria continued to exacerbate production while technical and loading problems limited Angolan output.

Global Oil Supply and Demand

In the United States crude oil output averaged 11.81 million bpd in 2014, a year-on-year increase of 1.57 million bpd driven by output growth in light tight oil production in the shale regions. However, US oil prices have sunk to lows of mid-$40/bbl and so a reduction in the rate of US supply growth is expected to materialize this year; total production is expected to increase at almost half the rate in 2015 at 760,000 bpd year-on-year. As the price of oil fell, the number of rigs drilled in the US began to decline for the first time in years. However, the exact economics of US shale oil production can vary widely on a case by case basis, there is no clear consensus on the exact price that will bring an end to the seemingly relentless growth in US output. Additionally, the independent entrepreneurial nature of the US shale oil industry and tactics such as ‘fracklog’, whereby oil drillers are able to effectively store oil in wells that have been drilled but not yet pumped, will mean that any recovery in oil prices could quickly be met by an associated increase in US shale oil output.

In 2014, economic indications continued to point to a recovering economy in the US; in the fourth quarter US oil demand increased by 1.6% year-on-year, its largest gain in a year. The growth in oil demand is attributed to a broad economic recovery and lower consumption taxes which means that more of the decline in oil prices gets passed onto US consumers. Last year, the US continued to buy less heavy crude from Mexico, Colombia and Venezuela to 0.79 million bpd, 0.29 million bpd and 0.73 million bpd respectively, and ramped up Canadian heavy crude imports. Imports from the three Latin American countries fell a combined 8.9% last year compared to 2013, while Canadian imports rose 10.8% to an average of 2.88 million bpd. Average imports of Canadian crude for December rose to 3.32 million bpd as the 600,000 bpd Flanagan South Pipeline opened at the start of the month allowing Canadian tar sands shipments to Cushing, although bottlenecks are keeping capacity at around 300,000 bpd for the time being. The Seaway Twin pipeline from Cushing to Houston also began to fill in December after capacity was raised to 850,000 bpd. Delays have meant that the reversal of Canada’s 300,000 bpd Line 9B pipeline will instead come online later in 2015. The pipeline will provide cheaper inland crude to Quebec refineries in place of Atlantic basin crude. The Alberta oil industry is still waiting for approval of the 1.1 million bpd Energy Easy pipeline that will link western oil sands to eastern Canada and the Saint John export terminal on the east coast which can accommodate VLCCs. However, the much anticipated 830,000 bpd Keystone XL pipeline was vetoed by Obama and its approval looks increasingly unlikely unless the US Senate can garner enough votes to override the President’s veto.

The US government came under increasing pressure this year to lift the crude export ban, subsequently at the end of the year the ban was eased to allow stabilised condensate exports from anywhere in the country, while exports from Alaska and re-exports of foreign crude had already been allowed. However, from an estimated total US condensate output of 640,000 bpd only two firms have exported a combined 25,000 bpd of condensate last year. Furthermore, condensate exports will be limited by US condensate export capability which currently sits at around 200,000 bpd, although it could grow to 1 million bpd at the end of 2015. A consequence of the oil export ban is that nearly all US oil production (excluding those exceptions under the crude export ban) needs to in some way make its way through the domestic refining system in order to either be consumed domestically or legally exported. As a result, in 2014 the US continued to entrench its position of a net oil product exporter. Even though gasoline continues to be largely imported, at roughly 550,000 bpd in 2014, exports of the product grew 15.3% to an average of 440,000 bpd in 2014 compared to 2013 as exports to Mexico and Central America grew on the back of difficulties in their respective downstream sectors.

Canadian oil output rose to new highs in 2014 growing 6% year-on-year to reach an average 4.22 million bpd. Canadian oil producers started the year with a strong push to establish outlets for the growing western oil sands production. Whether it be through the proposed Energy East pipeline, the disputed Northern Gateway to the west coast or via the United States, Canada is eager to send their heavy sour crude oil to those with the capacity to process and those interested in India, Europe, and other regions. However, the plunge in oil prices in the latter half of the year is expected to severely dent costly oil sands production; the IEA has most recently forecast annual Canadian output growth at 120,000 bpd, its slowest pace in five years.

As a result of difficult economic circumstances due to US and EU sanctions and a falling ruble triggered by the fall in the price of oil, the IEA expects Russian crude output to fall 10,000 bpd to 10.83 million bpd in 2015 after rising marginally in 2014 to 10.93 million bpd. Russia continued to prioritize crude shipments east to the expense of western exports, particularly the Baltic Sea. Seaborne shipments to the east rose more than 10% to an average of 768,000 bpd in 2014, exports via the Pacific port of Kozmino rose 80,000 bpd and hit a high of 574,000 bpd in October. Overland shipments of Russian crude to the east have also increased this past year; throughput along the Chinese spur of the Eastern Siberia-Pacific Ocean (ESPO) pipeline rose over 25% to average approximately 437,000 bpd in 2014. Russia’s overall oil export picture is set to be altered following a change in export duties that came into effect at the start of 2015 which favour high quality product exports as part of the governments refinery modernisation programme. Lower export duty charges for diesel, gasoline and naphtha compared to rising duties for fuel oil should incentivise refineries to upgrade and therefore is expected to boost higher quality product exports in place of fuel oil. The export duty on crude has also been reduced. Some smaller refineries who are without the necessary resources to upgrade may choose to close which could overall result in a decline of total Russian refining capacity and a rise in Russian crude exports. As Russia’s current economic climate has rendered crude oil production fragile, the Deputy Prime Minister who oversees the energy sector has reported that the country could lose 300,000-400,000 bpd of production if oil prices remain at $50 per barrel.

The big demand story for crude tankers in 2014 was China’s stockbuilding, as the country took advantage of low oil prices to boost already seasonally high crude oil purchases ahead of their Lunar New Year for both strategic and commercial storage. China began filling new strategic petroleum reserves (SPRs) again last year while Chinese commercial stocks rose nearly 10% year-on-year to reach approximately 244 million barrels in December 2014. Taking into account new Chinese legislation regarding refinery stock levels and estimates of storage being introduced this year, demand for storage/inventory purposes alone could increase by 500,000 bpd to 580,000 bpd in 2015. This corresponds to an increase in demand of between 12-15 VLCCs basis 80% Middle Eastern crude, and 10% each of West African and Latin American crude.

Chinese Crude Imports and Stock Building

Overall, Chinese demand increased by approximately 300,000 bpd in 2014 compared to the previous year to reach 10.41 million bpd. Domestic demand is forecast to grow at a slightly slower pace going forward as the country enters a slower economic growth period of below 7% as estimated by the International Monetary Fund (IMF). In terms of refining, China added a total of 670,000 bpd of new refining capacity in 2014 along with 315,000 bpd of teapot expansions between June 2013 and June 2014. Early in 2015, China announced that the smaller “teapot” refineries will now be allowed to import crude oil directly for the first time—the refineries had previously mostly processed fuel oil—possibly providing an additional boost to Chinese crude oil demand for those teapot refineries that fulfil the requirements and obtain a quota. Another development in the Chinese crude oil import outlook is the completion of the 440,000 bpd Myanmar-China pipeline which will reduce voyages from the Middle East and West Africa although the crude oil pipeline will not begin operations until October 2015 at the earliest as it waits for the new 200,000 bpd Kunming refinery at the end of the pipeline to be completed. The expansion of the Kazakhstan-China pipeline to 400,000 bpd from a current capacity of 280,000 bpd has been pushed back from 2014 to 2017 at the earliest.

The IMF revised its forecast for global GDP growth down by 0.4% to 3.3% growth in 2014 at the time of writing, due to lower than expected global economic activity and greater downside risks, such as geopolitical tensions, stagnation in developed economies and slowing growth in emerging economies. The IMF particularly sees weakness in the Russian economy, which is only expected to have grown 0.2% in 2014. Macroeconomic strength in the US where GDP is expected to have grown by 2.2% in 2014 brings some relief to the world’s advanced economies as the Euro Area continues its fragile recovery and is expected to have reached positive GDP growth for the first time in at least two years at 0.8%.

GDP and Oil Demand Growth vs. Tanker Earnings

The 50% plunge in oil prices during the latter half of 2014 changed the economic growth situation for many countries depending on their status as an oil exporter or importer, among other factors. Despite some anticipating a surge in oil demand as a result of the drop in prices, the exact consequence is much more complicated than a simple economic relationship between demand and price. Overall, the share of global GDP growth of those countries that would benefit from a lower oil price far outweighs those that would suffer, but considerations such as currency swings, the growing inelasticity of oil demand, governments taking advantage of low oil prices to eliminate fuel subsidies, among many other individual factors are limiting the demand benefits from a low oil price on a global scale. Additionally, the impact that this low oil price environment has had on some major oil-producing and exporting countries has been dramatic; a number of countries, notably Venezuela and Russia, are deeply reliant on a higher price of oil to support their fiscal policies and are forecast to see their economies shrink considerably this year. Therefore, the net impact of a lower oil price on global GDP growth is expected to be positive, but some economists worry that the lower level of investments, by oil companies, oil producing countries, business, etc. may outweigh the higher consumer spending and beneficial demand effects generated by the low oil price. The IEA expects global oil demand growth to grow by 0.99 million bpd in 2015, but this is a constantly evolving picture as the price of oil continues to be wildly volatile.

The plunge in oil prices has also been felt on the supply side, in particular high cost non-conventional crude oil production is taking the biggest hit. The count of drilled rigs in the US began to fall in January and as of the 6th of March fell to a total of 922 rigs, 687 rigs lower than in the second week of October when the number of oil-directed rigs peaked, while Canadian synthetic crude output fell by 70,000 bpd in December of 2014. Oil companies, ranging from the smallest to the largest international majors, are either delaying or reconsidering those assets that require high oil prices to be economically viable. So far, a material slowdown in the pace of global oil supply growth, presumably non-OPEC non-conventional supply, is yet to materialise but the IEA forecasts losses in output in the second half of 2015 as oil producers mitigate production levels with low oil prices.

OECD industry stocks reached 1,019.8 million barrels at the end of 2014, a year-on-year gain of 7% although stocks dipped during Q3 to an average of 984 million bpd as North American refineries tend to seasonally pull on crude stocks for the summer driving season. US crude inventory levels have hit new record highs each week since mid-January 2015 and are close to reaching 500 million barrels, while onshore storage capacity is also tightening elsewhere. The contango in oil prices has made it a profitable pursuit to store oil, and at the end of 2014 we began to see a contango that justified floating storage on tankers. Further builds in storage inventory levels, especially as refinery maintenance intensifies in Q2, is largely expected to weaken oil prices as oil producers run of places to stockpile the roughly 1 million bpd crude oil surplus.

Crude Tanker Tonne-Miles and Select Crude Imports

China continued to lead global crude tonne-miles, no doubt boosted by stockbuilding in the late 2014, as the country maintained their strategy to diversify their import basket to reduce reliance on Middle Eastern suppliers. Despite lower loading prices of Saudi crude to Asian customers month after month in the latter half of 2014, China cut imports of Saudi crude by 7.9% in 2014, while it increased imports from other OPEC members Iran, Iraq, Kuwait, Angola and the U.A.E. Increased imports from Latin America, notably Colombia and Venezuela, and West Africa bode well for Chinese bound VLCC tonne-miles in 2014. However, greater Russian crude exports to China from its Pacific port of Kozmino and the ESPO Chinese spur pipeline, which is expected to increase to 600,000 bpd and then 1 million bpd in 2017 and 2020 respectively, will dampen the positive tonne-mile effects of diversification. Likewise, India is also keen to diversify its crude imports away from the Middle East as the heavily import dependent country looks to improve energy security. India continued to increase long-haul imports from Latin America (including Mexico) and West Africa to a 2014 average of 750,000 bpd and 580,000 bpd respectively, while imports from the Middle East fell 5% to a 2014 average of 1.52 million bpd. India is also expected to pick up more North American crude exports going forward. Latin American crude is also making its way to other Asian destinations, and since the majority of Latin American crude oil is benchmarked to WTI, any widening of the WTI-Brent spread creates a lucrative arbitrage opportunity for Asian buyers further boosting crude tonne-miles. Major crude oil importers, such as China and India, are benefitting from the wider choice of suppliers offering cheaper crude and so moving into 2015 we can expect to see their choice of import sources dictated increasingly by volatile price differentials.

The US continued to import less West African crude this past year, dampening Suezmax tonne-miles. Imports from the region fell approximately 50% from 2013 to an average of 300,000 bpd in 2014, with Angola overtaking Nigeria as their principal West African supplier. Platts has reported that a majority of US refiners will be able to increase their intake of domestic crude by more than a combined 730,000 bpd by 2016, this represents a combination of a number of US refiners building small 20,000 bpd refineries around shale oil plays that will purposely process the domestic “super light” oil and larger refineries adjusting their feedstock capabilities to increase their domestic crude consumption. Gulf coast receipts by pipeline from the Midwest (PADD2) increased almost 25% to a 2014 average of 925,000 bpd while receipts from the Rocky Mountains (PADD 3) rose more than 20% to reach an average of 220,000 bpd in 2014. However, the rate at which US refineries prioritize domestic crude over imported crude varies with the oil benchmark differentials and transport costs. US imports of West African crude spontaneously rose at points in the year precisely when the Brent-WTI spread narrowed and it became more economical to import seaborne crude rather than transport domestic crude as rail costs can vary between $14//bbl -$18/bbl. However, the spread between the two oil benchmarks has widened recently as record high crude inventory levels continue to exert downward pressure on WTI relative to Brent.

Strategic stockbuilding in late 2014 generated positive one-off tonne-mile growth. It is estimated that Chinese crude imports rose by an average of 440,000 bpd in 2014 for purely stockbuilding purposes (calculated as the difference between implied and reported imports), this is expected to continue in 2015 pending new facilities coming online and oil prices remaining advantageous for stockbuilding. India is also adding considerable strategic storage facilities in 2015, the first on the east coast of the country at Visakhapatnam will soon begin filling its 9.75 million barrel capacity, two more facilities on the west coast are set to open later this year with a combined capacity of 29.7 million barrels. However, the growing trend of refinery modernisation will continue to slowly diminish overall crude trade with refinery closures in Australia, Europe and Japan leading those countries to import less crude and reduced crude oil exports from some Middle Eastern countries that are adding significant refining capacity. Notably the 417,000 bpd Ruwais refinery expansion has received the U.A.E. flagship Murban crude at the expense of lower exports.

US Oil Product Imports and Exports

The products sector continues to evolve as the US solidifies its position in the Atlantic product export trade. As previously mentioned, US refiners are actively raising their ability to process domestic crude, often mixed with heavier imported crude, which will contribute to strong product exports. On average, distillate exports were slightly lower in 2014 than in 2013 but still remained consistently above 1 million bpd each month. Interestingly, the countries’ largest imported product, gasoline, was also the product that experienced the most export growth as the transport sector moves towards cleaner fuels pushing domestic demand down and gasoline production for local refineries has increased. Gasoline exports rose by an average of 15% in 2014 to reach 440,000 bpd, while gasoline imports averaged 550,000 bpd for the year — bringing up the question of gasoline self-sufficiency. The predominant recipient of US gasoline exports was South America as unexpected refinery closures continued to plague the region. The US also continued strong exports of distillate fuel to Europe in 2014 peaking at 477,000 bpd in July. Thus, the traditional gasoline trade from Europe to the US Atlantic coast now relies upon arbitrage opportunities and refinery disruptions in the US, leaving Europe to compete with the US for gasoline exports to Latin America and West Africa.

The downstream sector was one of the few happy recipients of dropping oil prices as refining margins surged with the time-lag between oil prices and product prices. The process of closing a number of European refineries was put on the back burner as European refinery margins were $4 per barrel higher in December 2014 than they were a year ago. Strong light distillate margins pushed European crude runs to above 10 million bpd for most of the last quarter of 2014. Asian and US refiners also took advantage of high margins as utilisation rose to levels well above 90% in many regions, providing a much-needed extra demand pull which threatens to disappear as seasonal spring refinery maintenance soon enters full swing.

Nevertheless, more European refinery closures are expected. In the UK alone this past year, the sale of the 130,000 bpd Milford Haven oil refinery fell through in November (it has recently been announced that it will be turned into a storage site) and the 272,000 bpd Stanlow refinery saw capacity reduced by a third. Furthermore, it has been announced that capacity will halve at the 111,000 bpd Lindsey refinery by 2016. This all leaves Europe, particularly the UK, increasingly dependent on product imports as more refinery closures across the continent are planned in the coming years. Along with Europe, Latin America and West Africa will also see their product import needs grow this year as refining capacity remains static. We can expect to see these regions become increasingly supplied by the highly efficient and competitive refining capacity additions east of Suez.

A number of highly anticipated refineries that were originally scheduled to come online in 2014 were delayed to 2015, including the 400,000 bpd Yanbu Yasref refinery in Saudi Arabia, the 417,000 bpd Ruwais refinery expansion in the U.A.E. and the 300,000 bpd Paradip refinery in western India. These refineries, along with future capacity, are expected to shift the world’s product trade increasingly east, particularly as Europe continues to shed its own capacity. The much delayed 230,000 bpd Abreu e Lima refinery began processing crude late last year, however capacity is currently limited to 74,000 bpd. Another Australian refinery closed in 2014; the 135,000 bpd Kurnell refinery is being converted into a products terminal. Meanwhile Japan closed a total of 477,000 bpd of refining capacity, largely through scrapping individual crude distillation units (CDU) as opposed to entire refineries, as refiners responded to a government regulation to increase the residual cracking ratio over CDU capacity in face of declining domestic demand. This swath of refinery closures in Australia and Japan will drive up Asian demand for oil products that will be met by a combination of exports from India, South Korea, China and the Middle East.

A surplus of naphtha volumes in the west, which is expanding on the back of strong refinery margins in the west, and greater demand in the east kept the west/east naphtha trade strong in 2014. The US is contributing to the western naphtha surplus with approximately 75,000 bpd of condensate splitters coming online in 2014, and a further 110,000 bpd – 160,000 bpd scheduled to come online in 2015. In addition, domestic petrochemical plants switch to using ethane as a feedstock, leaving more naphtha for export. Despite a convergence of propane and butane prices to naphtha prices beginning in late July on the back of the fall in crude oil prices, there is a sustained preference and therefore demand for naphtha in the east over alternative feedstock. Japanese naphtha imports rose over 5% to an average of 430,000 bpd while South Korean naphtha imports fell marginally to just over 550,000 bpd. Both Asian countries imported less from the Middle East with South Korea substantially increasing imports from the FSU and the Americas. The sustained naphtha west to east trade could leave plenty of tonnage in the east looking to backhaul back west, this could potentially create an opportunity for Asia to fill Europe’s growing product deficit.

World Tanker Fleet

VLCC fleet growth in 2014 rose slightly at a year-on-year rate of 2.5% - this is still well below the 8% and 6% fleet growth rates experienced in 2011 and 2012. The higher fleet growth in 2014 was attributed to lower removals as deliveries were actually less in 2014 at 21, compared to 30 in 2013, while removals totalled only 6, likely a result of the surge in VLCC earnings late in the year. At the beginning of 2014 there were 33 scheduled deliveries, implying a slippage rate of 12 vessels or 36.4%, nearly the same as in 2013. All 6 VLCCs that were removed were removed in the first half of the year, reinforcing the unwillingness of owners to dispose of vessels as earnings began to make huge strides, whilst the vessels removed had an average age of 21, a jump of 2.6 years from 2013. Older VLCCs became particularly attractive late in the year as they were preferred by owners for the floating storage play. As of the 1st of January 2015 there were 25 VLCCs scheduled for delivery in the year—applying the average slippage since 2009 of 29.1% this would imply expected additions of 18 VLCCs into the fleet this year and expected removals of 10 VLCCs, leaving fleet growth at 1.2%, the lowest since 2008. The market should take heed of this year’s low fleet growth as past 2015 the delivery list for VLCCs looks considerably heavy; 57 are currently scheduled for delivery in 2016 (before slippage).

Suezmax fleet growth was negative for the first time in years at -0.7%, largely due to a very low 3 Suezmax deliveries against 6 removals. At the start of 2014 there were 20 scheduled Suezmax deliveries but 18 orders were cancelled in March of last year due to a shipyard bankruptcy. Taking into account those vessels that were cancelled, slippage for 2014 therefore stands at 18 vessels or 85%—this has pushed average slippage over the past five years up to 45.5%. The average age of the 6 Suezmaxes removed in 2014 stood at 20.5 years, a true removal from the fleet despite the age as it can be ascertained that the majority of older VLCCs and Suezmaxes do in fact find employment, whether it be in storage, shuttling or voyages. Further negative Suezmax fleet growth is expected in 2015, at -0.2%, as 7 vessels are expected to deliver and 8 are expected to be removed, however, similar to the VLCC fleet, past 2015 the Suezmax orderbook becomes very heavy with a peak of 40 vessels expected to delivery in 2017.

Aframax fleet growth in 2014 was also negative, following relatively low fleet growth of 0.1% in 2012 and -0.4% in 2013. 15 Aframaxes delivered during 2014 (12 fully coated and 3 uncoated), compared to 22 removals leaving fleet growth at -0.8%. At the start of 2014 there were 34 Aframaxes scheduled to deliver, this leaves slippage for the year at 19 vessels or 51.6%. Heavy scrapping of the older Aframax vessels continued to shrink the fleet size, with an average scrapped age of 22.5 in 2014. Aframax fleet growth is expected to flip into positive territory in 2015, applying last year’s high slippage to the 56 scheduled deliveries as at the start of 2015 we expect 27 to deliver in 2015 and 20 removals, generating a net fleet growth of 0.8% for 2015. The higher slippage rate is applicable as it is expected that owners will look to delay deliveries as the LR2 market remains relatively fragile, effectively delaying positive net fleet growth to later years. There was relatively minor movement between those vessels trading Dirty Petroleum Product (DPP) and those trading Clean Petroleum Product (CPP) as both clean and dirty earnings were high in the second half of the year. Approximately 11 vessels switched to dirty while 15 vessels cleaned up. The clean side of the fleet will face further headwinds this year as fully coated Aframax fleet growth is expected to remain above 7% for the next few years.

Panamax fleet growth in 2014 remained stagnant, with 4 additions and 4 removals generating no net effect on the size of the fleet. At the start of 2014 there were 13 scheduled deliveries, 4 uncoated and 9 fully coated, while only 4 fully coated vessels delivered in the first half of the year. This puts slippage for the year at a 69.2%, the highest slippage rate in the past five years. Of the 4 vessels that were removed 2 were uncoated and 2 were fully coated, the average scrapped age for 2014 stood at 21.25 years. In 2015 last year’s high slippage rate is applied as it is expected that the tendency to delay deliveries will persist, so this year will see 4 Panamaxes deliveries, 3 of which are fully coated, and with removals expected at 8 this will result in a negative fleet growth in 2015. Similar to the Aframax fleet, there was negligible movement between vessels trading CPP and DPP, a total of 15 LR1s switched to dirty while 12 cleaned up.

In 2014, high positive MR fleet (45,000 dwt – 55,000 dwt) growth continued as additions far outweighed the number of vessels removed from the relatively young fleet. A total of 80 MRs delivered in 2014, while only 1 was removed from the fleet. In January 2014 there were 119 scheduled MR deliveries, meaning that 39 slipped in 2014 implying a slippage rate of 32.8%. The only MR to be removed in 2014 was 27 years old, the average age of the fleet now stands at 7 years. Heavy deliveries are set to continue this year and next, with 155 scheduled deliveries for 2015 and 92 scheduled deliveries for 2016. Applying the average slippage rate over the past five years of 32.8%, 104 vessels are expected to deliver this year and 10 are expected to be removed creating an expected net MR fleet growth of 8.1% for 2015.

The Handy product tanker fleet (27,000 dwt – 45,000 dwt) recorded its fifth consecutive annual negative net fleet growth as removals continue to eclipse additions. Removals of 27 vessels in the fleet last year compared to 22 additions resulted in a net fleet growth of -0.6%. Additions are expected to exceed removals in 2015 for the first time in five years. Slippage in 2014 was relatively low at 32.4% as 22 of the scheduled 28 Handy deliveries as at the start of the year materialised. The age of the 27 Handy tankers removed in 2014 averaged 24.8 years. Scrapping levels are not expected to significantly rise and so the positive fleet growth going forward will be instead a result of greater additions. As of the 1st of January 2015 there were 53 Handy tankers scheduled to be delivered this year, applying the average slippage over the past five years of 32.3% that produces expected additions of 36 vessels in 2015 compared to an expected 30 removals, leaving 2015 fleet growth to 0.7%.

Newbuildings

Newbuilding Tanker Prices (South Korea)
	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15
VLCC	$79.0m	$120.0m	$122.0m	$130.0m	$146.0m	n/a	$100.0m	$105.0m	$100.0m	$90.0m	$92.0m	$98.0m
Suezmax	$53.0m	$ 74.0m	$ 73.0m	$ 80.5m	$ 86.0m	n/a	$ 60.0m	$ 65.0m	$ 62.0m	$60.0m	$67.0m	$65.0m
Aframax (Uncoated)	$44.5m	$ 62.5m	$ 61.0m	$ 65.5m	$ 72.0m	n/a	$ 51.0m	$ 57.0m	$ 52.0m	$48.0m	$53.0m	$54.0m
47k dwt (Epoxy Coated)	$34.0m	$ 41.0m	$ 43.5m	$ 47.0m	$ 51.0m	n/a	$ 32.0m	$ 37.0m	$ 34.5m	$32.0m	$37.0m	$36.0m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets

A total of 47 VLCCs were ordered in 2014, with 8 ordered during the height of newbuilding prices of around $103 million between April and June of last year. The majority of orders occurred in the first quarter of last year as the market began to enjoy a recovery since late 2013—subsequently the surge in VLCC earnings in the latter half of 2014 produced some more newbuilding demand with a further 7 orders placed in the last quarter. The sentiment has carried over to this year with another 8 VLCCs ordered in the first two months of 2015, this brings the total orderbook to 96 vessels against a current fleet of 631.

On the back of strong earnings, ordering activity was very firm in the Suezmax sector this past year after slow ordering during 2013. A total of 55 vessels were ordered in 2014—initial demand was strong as South Korean newbuilding prices were pushed up from approximately $60 million to $67 million between January and February. Newbuild prices did not sway from that level until October, leaving most owners to purchase at the height of the market. Arguably, the record low ordering in 2013 made placing orders in 2014 more attractive, but this ordering spree is expected to be reflected with heavy deliveries in 2017 as vessels start hitting the water. Suezmax ordering has not slowed down this year as 9 vessels have already been ordered during the first two months of 2015, this brings the number of Suezmaxes on order up to 79 to be added upon a current fleet of 428.

Aframax ordering activity in 2014 eased off compared to 2013 which saw 67 uncoated and fully coated vessels ordered during the year. Last year a total of 20 fully coated vessels and 11 uncoated vessels were placed on order, a noticeable shift in the ratio of fully coated to coated orders compared to 2013. Aframax ordering peaked in December with seven fully coated vessels ordered as prices eased off from the summer highs of $58 million. South Korea picked up the majority of the orders, including through a joint venture yard located in Romania. Even though the majority of orders are specified as fully coated vessels, uncoated vessels can still be switched to fully coated before construction ends whilst for a short time uncoated vessels can trade clean for their very first voyages, although they will have to revert to dirty trades so long as the refined products do not significantly erode their uncoated tanks. Overall, the Aframax orderbook stands at 105 vessels, including a further four vessels that have been ordered in February 2015, and will add to a fleet that currently totals 884 vessels.

The exuberant ordering of MR tankers eased off in 2014 with only 60 ordered compared to 226 orders in 2013. Interestingly, there were no reported orders past September last year despite newbuilding prices dropping off slightly at the end of the year, prices though hovered around the $37 million level that they were driven up to in 2013 by the heavy ordering. No orders were made in the first two months of 2015 and so the orderbook remains at 234 from September of last year against a current fleet of 1180. The drop off in ordering can be explained by the weaker MR spot market in 2014 as average earnings fell $1,000/day from 2013 to $13,000/day for design speed and slow steaming, at the end of the year though earnings picked up to above $20,000/day – levels not seen consistently since 2008.

A notable development as the tanker market surged at the end of 2014 has been a number of bulk vessels on order that have not yet begun construction attempting to convert to tankers, although not a considerable addition to the tanker orderbook it will be interesting to see how this develops. Although newbuilding prices were on average higher in 2014 than in 2013 they are still near 10-year lows and coupled with relatively empty orderbooks from 2018 onwards ordering and an expected strong tanker market in 2015, ordering is expected to be solid this year.

Second-hand Prices

5-Year Old Tanker Prices
	Jan-04	Jan-05	Jan-06	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15
VLCC	$72.0m	$110.0m	$120.0m	$117.0m	$138.0m	n/a	$77.0m	$80.0m	$55.0m	$51.0m	$60.8m	$77.0m
Suezmax	$49.5m	$ 75.0m	$ 76.0m	$ 80.0m	$ 96.0m	n/a	$55.0m	$56.0m	$43.0m	$37.0m	$38.0m	$55.8m
Aframax (Uncoated)	$39.0m	$ 59.0m	$ 65.0m	$ 65.0m	$ 73.0m	n/a	$39.0m	$41.0m	$32.0m	$27.0m	$29.5m	$42.5m
47k dwt (Epoxy Coated)	$30.0m	$ 40.0m	$ 47.0m	$ 47.0m	$ 52.0m	n/a	$24.5m	$26.0m	$25.5m	$22.0m	$28.0m	$26.4m

Price assessments were suspended in late 2008 and early 2009 due to a lack of liquidity in the tanker sale and purchase markets

Secondhand VLCC purchases became extremely fashionable as the contango allowed floating storage to be profitable at the very end of the year, pushing VLCC 5-year-old prices up to $77 million, a discount of only 20% to a South Korean newbuild. Similarly on the back of the storage craze, Suezmax secondhand prices rose 31.9% to an average of $55.8 million in 2014 while Suezmax newbuild prices declined marginally by 3%. Aframax secondhand prices also jumped in the latter half of the year, rising by more than 30% year-on-year compared to a newbuild price rise during the same period of only 2%. MRs, logically, did not benefit from the crude oil storage contango opportunity that took hold of the dirty secondhand market in 2014 as 5-year-old MR tanker prices declined by almost 6% compared to a newbuild price decline of roughly 3%.

Vessel earnings

2014 was an exceptional year of growth in crude tanker earnings, VLCC earnings rose by 95% (basis TD3 Middle East/Japan), Suezmaxes jumped by 128% (basis TD20 West Africa/Northwest Europe) and Aframaxes by 143% (basis Howe Robinson Aframax composite). Strong earnings at the end of 2013 carried on into Q1 even as eastern buying of long haul crude eased off in January, as higher West African volumes sent to Europe supported the Suezmaxes which in turn pushed up the VLCC market. Meanwhile, weather delays and other disruptions kept Aframax earnings high at the start of the year. Heavy refinery spring turnarounds and a build-up of available tonnage kept VLCC and Suezmax earnings relatively low in the second and early third quarter of the year, Aframaxes also readjusted downwards as improved weather settled the spikes in earnings. The highest earnings in the crude tanker market were experienced at the very end of the year as strong Chinese buying took hold of the VLCC market in December as they bought crude ahead of the Lunar New Year holiday, propagated by low oil prices, and lifted both the Suezmaxes and Aframaxes as well.

Earnings were further supported by a decline in bunker prices, Rotterdam bunker prices fell from an average of over $600/tonne in the first half of the year to close to $300/tonne at the end of 2014. As the fall in bunker prices, a result of falling crude oil prices, occurred during a strong market, owners were able to hold onto a large part of these savings made from lower bunker costs. The lower bunker costs in the second half of the year had an inflationary impact on Q4 earnings, and therefore the annual average. For example, if we recalculate the last four months in 2014 of TD3 earnings at the end-August bunker price of $600/tonne, the yearly average for TD3 would have ended around $3,000/day lower. The start of 2015 saw the introduction of mandatory use of low sulphur fuel oil in Emission Control Areas as regulated by the International Maritime Organization, however, so far owners have chosen to burn the lower sulphur gasoil instead of investing in scrubbers or LNG capabilities.

Supply fundamentals are strong this year, fleet growth for all crude tanker sectors will be near five-year lows at zero or negative growth, and coupled with some new demand for crude oil average crude tanker earnings are expected to continue to improve in 2015, although at a more moderate pace than the jumps that were created last year from a number of “perfect storms”. Floating storage, which may garner increased activity pending the oil contango, will act as a floor to the market this year while, in a similar strain, speeding up has the power to act as a cap to earnings. Furthermore, developments in the currently fragile oil industry also have the power to influence crude market activity; the likelihood and amount by which crude production, and therefore exports, may fall as a result of low prices and shocks, such as the possibility of more Iranian supply coming back to the market pending sanctions negotiations, can produce unpredictable highs or lows in the crude tanker market.

The products sector performed well overall in 2014, and the fall in bunker prices also produced an inflationary impact on clean earnings in the last quarter of the year. The first half of 2015 will see the addition of considerable refining capacity east of Suez, as well as shrinking refining capacity elsewhere in the world, setting the stage for a greater disparity in regional product balances. As arguably more refining capacity is added than taken away, the few remaining importing regions will become hotly contested; already the new Middle Eastern refineries have pushed Indian refiners out of exporting west and so India has begun to send diesel to Australia, a long-haul trade that is much more expensive than exporting from North Asia or Singapore. The percentage of fully coated vessels trading clean appears to be moving within a narrow range, however it can be discerned that switching closely follows earnings’ movements, and so we expect that clean vessel switching between CPP and DPP will continue to act as a “cap” to earnings on both sides of the market but particularly the CPP side.

VLCC Time Charter Equivalent Spot Market Earnings

VLCC

Building on strength from the fourth quarter of 2013 due to accelerated Chinese buying and a short-term tonnage squeeze, VLCCs started the year strong in the first quarter but soon fell victim to heavy spring refinery maintenance in Asia and Europe in which each region saw over 2 million bpd of capacity go offline during May and June. Average earnings in Q2 for a round voyage TD3 (265,000 tonnes from Middle East Gulf to Japan) for normal speeding fell to $9,759/day from an average in Q1 of $32,101/day. Q3 began with a high availability of tonnage in the Middle East Gulf, pushing earnings down to an average of $11,158/day in September, but the level of tonnage quickly evaporated ahead of the seasonal pickup in oil demand and as the drop off in oil prices encouraged some strategic crude buying pushing rates up to average $21,830/day in Q3 at normal speeds. For slower speeds, the averages for Q1, Q2 and Q3 equate to $34,758/day, $16,479/day and $26,238/day respectively.

The fall in oil prices by over 50% in the second half of the year, further solidified by OPEC’s decision not to cut output, suddenly put crude oil importers in a powerful position where they had the opportunity to import a variety of crude oil all at much cheaper prices. China was one country that took particular advantage of this opportunity during the same time when they typically increase crude oil imports ahead of the Chinese New Year. Chinese crude imports jumped almost 10% higher in November from the previous month to reach 6.21 million bpd, while in December imports grew by almost 1 million bpd to reach 7.19 million bpd for the month. Furthermore, the exploitation of the difference in prices supported long-haul trades as the Middle East and Atlantic basin crude wrestled for Asian market share. This rise in purchasing kept the fleet busy and also boosted sentiment pushing VLCC Q4 earnings to $53,338/day for normal speeds and $49,796/day, their highest quarterly levels since early 2010.

The movement in oil prices also resulted in a contango strong enough to justify floating storage near the very end of 2014. Contango is where the future price of a commodity is below the current price, and if wide enough can deliver a profit for storing oil purchased now to sell at a higher price in the future. As the end of the year drew to a close, strong interest in floating storage on VLCCs further propelled sentiment in the freight market. Currently, over 50 VLCCs are on time charter with a storage option – albeit less than 10 are in fact storing—and although the contango has narrowed since January interest remains keen and the market continues to be influenced by shifts in the price of oil. Overall, 2014 earnings averaged at $29,257/day for normal speeds and $31,818/day for slower speeds—this past year earning stood almost twice the average of 2013. VLCC earnings in early 2015 continued to rise but have recently begun to cool off as the contango has narrowed and refinery maintenance gets underway. A low fleet growth this year will support a higher floor for earnings and a strong market in 2015, but supply in the form of speeding up in order to capture the high fixing rates will always mitigate earnings in a strong market.

Suezmax Time Charter Equivalent Spot Market Earnings

Suezmax

The Suezmax composite (basis 70% ex-WAF and 30% Black Sea/Med) followed a similar path to the VLCC market in 2014; earnings were strong at the start and end of the year and bottomed out in September. Earnings averaged $60,484/day (normal speed) in January as Europe increased West African crude purchases while China reduced loadings ahead of the Lunar New Year holiday, but earnings quickly fell the next month to around $10,000/day for the remainder of the quarter leaving Q1 to average at $26,213/day (normal speed) or $26,382/day (slow steaming). Q2 was particularly weak with earnings averaging $9,616/ day (normal speed) or $11,793/day (slow steaming), Q3 picked up to average $20,752/day (normal speed) or $20,594/day (slow steaming) as earnings spiked in July due to a short-term shortage of tonnage and Brent switching to contango that generated more trading and refinery activity particularly in Europe, the main market for Suezmaxes.

In the fourth quarter average Suezmax earnings rose to $44,619/day for normal speeds ($40,236/ day for slow steaming) due to a short supply of tonnage at the start of November in West Africa and was further lifted by the strong VLCC market in December on the back of strong Chinese crude purchases primarily for stockbuilding. With the volatility in oil prices, there has also been the possibility for a temporary resurgence of the phased out TD5 West Africa/US Atlantic Coast if the spread between Brent and WTI makes seaborne imports more cost effective. Earnings for the sector in 2014 averaged $25,300/day basis normal speed $24,751/day basis slow steaming, the highest year-on-year growth rate since 2008. So far Suezmaxes in 2015 have seen earnings remain relatively stable and high, and with supportive supply/demand fundamentals, with only 13 scheduled deliveries for this year, expectations remain positive for the Suezmax market.

Aframax Time Charter Equivalent Spot Market Earnings

Aframax

The Aframax composite (a straight average of six worldwide voyages) set a strong first quarter with average earnings of $30,168/day (normal speed) or $29,993/bbl (slow steaming) as a result of strength in all Aframax routes, but particularly the weather-sensitive routes TD7 (Caribbean/US Gulf) and TD11 (cross-Mediterranean) as poor weather during the first few months of the year commonly produces spikes in earnings. Q2 saw a sharp correction downward as earnings averaged $13,589/day at normal speeds, this equated to a slow steaming earnings average of $16,096/day. The market jumped in late July as tonnage around the UK Continent came under restricted supply, overall Aframax earnings averaged $22,186/day at normal speeds, or $23,102/day for slow steaming, in the third quarter.

Delays in the Bosphorus and Dardenelles straits produced another spike in the market in late November, exemplifying the sensitivity of the Aframax market to weather delays. As daily earnings then remained well above $30,000/day for the rest of 2014 the fourth quarter averaged at $34,298/day for normal speeds and $32,108/day for slow steaming. Overall, 2014 averages were more than double their 2013 averages reaching levels of $25,060/day basis normal speed and $25,325/day basis slow steaming. Low expected fleet growth this year, although higher than the past three years mainly for coated tonnage, should support a strong market with weather delays and short-term supply shortages continuing to produce unexpected spikes in earnings, as they have already done in January of this year.

MR Time Charter Equivalent Spot Market Earnings

MR

The MR Composite (a straight average of six worldwide voyages) was relatively subdued for the first three quarters of the year where earnings averaged $11,948/day, $9,061/day and $10/164/day at design speed for Q1, Q2 and Q3 respectively. Another huge build in the fleet of 80 vessels continued to weigh on earnings, however strength in the eastern markets, Singapore/Australia and South Korea/Singapore/Japan/South Korea, buoyed earnings early in the year as a weak Europe/US gasoline arbitrage and plenty of tonnage in the US gulf weighed on Atlantic basin earnings. However, in October earnings began to climb up to an average of $25,798/day (design speed) in December, for an average of $20,455/day for the fourth quarter following a strengthening trend first established by the larger LR tankers. In the MR sector there is a small difference in earnings between design speed and slow speed.

Overall, average earnings in the MR sector slightly dropped off in 2014 compared to 2013 to an annual average of $12,996/day. Further supply headwinds will be faced this year as there are 155 scheduled deliveries listed on the 1st of January for delivery in 2015 before slippage. The MR sector may need to absorb this addition to their fleet equal to more than 10% of the current fleet. MR earnings so far in 2015 however have been largely maintained at the high levels they ended with in December. MRs, regarded as the workhorse of the products sector, should be kept busy in both the west with the active US and Russia product export market and in the east as significant refining capacity is added in the Middle East and India and is taken away in Europe, Australia and Japan.

The LNG Market

In 2014, Asia imported a record 182 million tonnes of LNG, accounting for 75% of global LNG imports. Leading the pack was Japan receiving a record 89 million tonnes (mt), a slight increase from 2013. Despite the fact that all nuclear capacity remained offline, growth was expected to be limited in Japan as LNG import capacity and gas-fired power capacity are both close to seasonal limits. South Korea was the second largest importer at 38 mt, followed by China and India importing 20 mt and 15 mt respectively. However, China experienced lower-than-expected import growth and South Korean demand fell 7% year-on-year. Lithuania became the 28th country currently importing LNG, while six new import terminals, all located in Asia, representing a total of 23 million tonnes per annum (mtpa) started up last year. Brazil experienced the greatest growth in LNG last year, growing 25% year-on-year, as a result of an ongoing drought, followed by the UK at 17%, which imported large amounts during the summer. Asian, Middle Eastern and Latin American demand outpaced supply, the three regions imported a combined 6 mt more in 2014 while supply grew by 3.5mt.

Japan LNG Imports

Global LNG supply remains relatively stagnant at 2011 levels; in total it is estimated that 243 mt of LNG was exported in 2014, an increase of 3.5 mt or 1.5% from 2013. With the addition of a two train LNG plant which exported its first cargo in May, Papua New Guinea became the 19th country currently exporting LNG. Further production additions include one train at the QCLNG plant in Eastern Australia and one expansion train at the GL3Z project in Arzew, Algeria. In total these four new trains boosted LNG production capacity in 2014 by 16 mtpa. Nigeria and Algeria saw the largest growth in LNG production, producing 2.6 mt and 1.9 mt more LNG than in 2013 respectively. The new train and a reduction in pipeline exports boosted Algerian seaborne trade, while in 2013 Nigerian production was disrupted by a marine access dispute. However, this hike in supply was offset by a fall in exports from a number of producers, particularly Egypt, where production continues to be consumed domestically rather than exported, and Angola, which took its LNG capacity offline from April to carry out extensive repairs.

Deliveries of LNG Tankers by Size

Asian spot LNG prices fell from record highs in Q1 to three-year lows in Q3, this was a result of weak spot demand in Asia due to a mild winter and a slowdown in economic growth of some key imports, notably China, and growth in demand for oil, given the decline in its price. Despite higher overall import volumes, the market was in a situation of fewer buyers competing for spot volumes, but this picked up in Q4 ahead of winter demand although spot prices weakened again with the fall in oil prices through Q4. The fall in LNG prices has also led to some LNG projects being put on the back burner for now; some LNG export projects have been rendered economically unviable for the time being which has led to a drop off in investment, but those already under construction will still propel the US to become one of the top LNG suppliers in the next five years.

In 2015, LNG supply growth is expected to finally take off; globally a total of 16 projects representing 122 mtpa is expected to come online by 2020, with Australia expected to account for 58 mtpa of this boost in supply by 2019. Five new trains and one Floating LNG (FLNG) project are expected to come online in 2015, boosting total capacity by 21 mtpa. LNG demand for 2015 is slightly uncertain, Japan has announced that nuclear power plants may be brought back online in this year while Chinese energy demand remains highly dependent on the strength of their faltering economic growth.

LNG Fleet Age Profile (No. of Vessels)

A total of 33 LNG vessels hit the water in 2014, all but one were within the 150,000-170,000 cubic metre (cbm) range. The orderbook now stands at 162 vessels, predominantly in the 150,000-170,000 cbm range with the only exceptions being 17 vessels under 125,000 cbm scheduled to deliver between 2015 and 2017 and 9 vessels between 170,000 – 210,000 cbm set to deliver between 2015 and 2018. Some fear that the heavy orderbook that began to be delivered in 2014 has led to a supply glut in LNG shipping capacity and will remain until the new Australian liquefaction and US export projects are expected to come online over the next couple years. Spot charter rates have fallen from between $90,000-$100,000/day in 2013 to approximately $50,000/day at the end of 2014. Recently, it has been reported that roughly 10% of the global LNG fleet is lying idle as the global LNG market lacks orders during the typically low-demand spring period. The average rate is now around $30,000/day according to shipping sources.

Company Overview

As of April 8, 2015 the fleet consisted of 47 double-hull tankers with an average age of 8.0 years, one LNG carrier and two suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current fleet consists of one VLCC, fourteen suezmaxes including two DP2 shuttle tankers, eleven aframaxes, nine panamaxes, six handymaxes, eight handysizes and one LNG carrier. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2014

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

2014 marked another year with relatively slow global growth, especially amongst developed nations, but more significant, especially as far as shipping is concerned, was the even slower growth in world trade, continuing a trend which started at the beginning of the decade. As government measures in China to rein in indebtedness led to a slowing of China’s growth, albeit still strong compared to other nations, this had a negative impact on shipping in general. Attempts to re-boot the Japanese economy failed expectations that Japan would compensate for China’s slowdown. The United States, however, had a robust year, with strong employment growth and increased consumer confidence. Europe, however, apart from Britain, had another year of effective stagnation, with no foreseeable near-term resolution of national debt and deficit problems, signs of potential deflation looming and the belated commencement of a variation of quantitative easing. In the midst of this continuing global uncertainty, Russia’s policy towards the Ukraine loomed as a direct threat perceived by Western powers, resulting in trade sanctions and impacting Russia’s oil exports.

Nevertheless, in the first quarter of 2014, China was still importing record levels of crude oil, which together with usual seasonal factors and new long-haul trade routes from West Africa to Asia, led to encouraging spikes in crude tanker freight rates. These spikes faded in the second quarter as the seasonal factors evaporated and refinery maintenance started and China reduced imports, but appeared to return at the beginning of the third quarter with robust crude tanker rates leading again to great expectations, before slumping to breakeven levels. A new unexpected element entered the rate equation in the latter part of the third quarter and stayed. This was the dramatic fall in oil prices to $60 and below. This boosted demand for crude oil at a time when the number of crude carrying tankers had reached a level where it could meet previously existing demand, but was stretched to meet the new demand, resulting in significant increases in freight and hire rates. The revival of the crude carrying sector lasted throughout the fourth quarter and into the first quarter of 2015, with reduced fuel costs contributing to profitability and the utilization of tankers for crude oil storage also playing a role. The product market, which had generated hope of a take-off in rates in the prior two years due to expectations of new Asian refineries coming on line with new long-distance routes as a result, remained relatively muted in 2013 and into much of 2014, until the latter part of the year when the new refineries finally started to have an impact on trade routes, and with growing Asian demand encouraged by lower prices. As a result, vessel valuations have improved, restoring confidence to investors and lenders. Industry expectations are that a relatively healthy market will remain for both crude and product carriers through 2015, and for no expectation of a significant start to growth in crude tanker supply until well into 2017.

The fleet achieved voyage revenues of $501.0 million in 2014, an increase of 19.8% from $418.4 million in 2013. The average size of the fleet increased in 2014 to 49.0 vessels from 47.5 vessels in 2013, and fleet utilization was 97.7% during 2014, almost unchanged from a 97.8% utilization during 2013. The market improved during 2014, especially in the later part, due to the decreasing oil prices which led to an increase in oil demand and transportation of oil. Also the use of many larger vessels as floating storage removed tonnage from the market, thereby pushing rates higher. Our average daily time charter rate per vessel, after deducting voyage expenses, increased to $20,910 from $17,902 in 2013, mainly due to the improvement in the freight market. Voyage expenses increased as a result of the increase in the number of days the fleet operated on spot and contract of affreightment, which bear voyage expenses. The price of bunkers (fuel) fell by 10% between 2014 and 2013, which offset the increase in the volume of bunkers consumed. Operating expenses increased by 12.7% to $147.3 million from $130.8 million due to the addition to the fleet of Eurovision and Euro in mid-2014 and the operation of the shuttle tankers Brasil 2014 and Rio 2016 for the full year and the VLCC Millennium coming out of bare boat charter in mid 2013 and therefore bearing operating expenses for the full 2014. The effect of the exchange rate between US Dollar and Euro was neutral during 2014, but the US dollar has strengthened towards the end of 2014 and in the beginning of 2015, so we expect the positive effects on our operating expenses to appear in 2015 as most of our crew costs are incurred in Euro. However, better pricing obtained by our new technical managers for purchases of spares, stores and lubricants derived from actions taken since 2009 helped lower operating expenses.

Depreciation was $97.9 million in 2014 compared to $95.3 million in 2013 due to the addition of Eurovision and Euro in 2014 and the two DP2 shuttle tankers in mid-2013. Management fees totaled $16.5 million in 2014 compared to $15.9 million in 2013. General and administrative expenses were $4.4 million for both 2014 and 2013.

There were no vessel sales in 2014 and in 2013. In 2014, our tests did not indicate the need for an impairment charge. In 2013 there was an impairment charge of $28.3 million relating to the suezmaxes Silia T and Triathlon, the handysize Delphi and the VLCC Millennium. There was an operating gain of $76.0 million in 2014 compared to $4.9 million in 2013, including the impairment charge of $28.3 million. Interest and finance costs, net increased by 5.3% in 2014 to $43.1 million, due mainly to the negative valuation due to the fall in oil prices of bunker swaps that do not qualify for hedging accounting. Net income attributable to us was $33.5 million in 2014 compared to a $37.5 million loss in 2013. The effect of preferred dividends that accrue for 2014 was $8.4 million compared to $3.7 million in 2013. Net income per share (basic and diluted) was $0.32 in 2014, including the effect of preferred dividends, based on 79.1 million weighted average shares outstanding (basic and diluted) compared to losses of $0.73 per share in 2013 based on 56.7 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2014 were:

•

the strengthening of the strategic cooperation with a major Norwegian charterer with the exercise of the options for the construction and chartering of four aframaxes following the agreement for construction and chartering of five aframaxes in 2013,

•

the arrangement of nine term loan facilities for the financing of the acquisition of the suezmax tankers Eurovision and Euro, the pre and post delivery financing of 11 of our new-buildings under construction and the pre delivery financing of the LNG carrier under construction ;

•	the issuance of 25.6 million common shares in two public offerings raising in aggregate $169.3 million;

•	the dry-docking of Nippon Princess, Salamina, Didimon, World Harmony, Chantal, Delphi, Ise Princess and Maria Princess for their mandatory special or intermediate survey;

•	the payment to holders of Series B preferred shares of dividends totaling $4.0 million in aggregate;

•	the payment to holders of Series C preferred shares of dividends totaling $4.8 million in aggregate;

•	the issuance of 1,077,847 common shares raising $7.1 million through an at-the-market offering; and

•	dividends to holders of common stock totaling $0.15 per share with total cash paid out amounting to $12.6 million.

The Company operated the following types of vessels during and at the end of 2014:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.0	1.0	11.0	1.5	11.0	9.0	6.0	8.0	49.0
Number of vessels at end of year	1.0	1.0	12.0	2.0	11.0	9.0	6.0	8.0	50.0
Dwt at end of year (in thousands)	86.0	301.0	1,942.0	311.0	1,194.0	651.0	318.0	298.0	5,102.0
Percentage of total fleet (by dwt at year end)	1.7%	5.9%	38.1%	6.1%	23.4%	12.8%	6.3%	5.8%	100.0%
Average age, in years, at end of year	7.9	16.3	7.4	1.8	6.7	7.9	9.5	8.5	7.7

We believe that the key factors which determined our financial performance in 2014, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including our acquisition in recent years of purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of any upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to efficiently monitor the construction phase of our newbuilding program while maintaining a tight control of costs and expenses;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including addressing loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2015 and into 2016. To these may be added:

•	the acceleration of the recovery of the product charter market during the year for the sustainability of the crude market currently in evidence;

•	a high level of utilization for our vessels;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Considerable economic and political uncertainty remains in the world as we enter the second quarter of 2015. The positive signs in terms of declining unemployment, strengthening dollar, low inflation, respectable growth and returning consumer confidence, continue to emanate from the United States. Certain recent measures have been taken in Europe to regenerate growth with a determination not to allow member states to fail or exit the Eurozone. Many developing countries still have surging economies albeit with the occasional readjustments or corrections. The fall in oil prices, although hurting a number of countries highly dependent on oil exports, allows most other nations to reduce their expenditure on oil imports and utilize their funds on consumer or development expenditures instead. Certain issues are cause for concern, including an increased level of violence in the Middle East, and the increased tension in West-Russia relations due to the Ukraine situation.

We believe that oil prices are likely to remain subdued through much of 2015 and, therefore, demand will continue buoyant during the year. As there is no real likelihood of substantial numbers of new crude carriers entering the market, we see 2015 as a year of strong charter rates with seasonal fluctuations, but possibly without the extreme dips and spikes in rates for crude tankers as we experienced in 2014. Indeed, we feel that a healthy sustainability in rates may last through 2016 and into 2017 at which stage new vessels may begin to play an adverse role in the crude market. On the product trade our previous optimism, which was dashed by delays in start-up of new refineries and by excessive ordering of new product carriers, is returning, as the refineries are now in operation and generating new and longer trade routes for product carriers, which are already contributing to a return of rates well above break-even level. LNG carrier rates have dipped and are likely to remain at levels which provide only modest returns due to delays in the completion of LNG projects and a growing supply of new carriers. A return to more respectable levels such as that currently earned by our LNG carrier that remains under a fixed rate charter for another year, is now considered not likely until more projects are completed well into 2017. Our confidence in our shuttle tanker operations is based on the contribution that off-shore fields provide to Brazil and the expectation that Petrobras, our charterer, will soon emerge as a still more efficient and dynamic enterprise.

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

Fifth are “pools”. During 2014, one of our subsidiaries’ vessel also operated within a pool of similar vessels whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008. Since steel prices have increased significantly during the last few years and are expected to be in high levels for the coming years, from October 1, 2012, scrap values are calculated at $390 per lightweight ton. Our estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate was to increase net income for the year ended December 31, 2014 and 2013 by $3.8 million or $0.05 per weighted average number of shares in 2014 and $0.07 per weighted average number of shares in 2013, both basic and diluted. While scrap prices remain at these levels we would expect scrapping to remain a viable alternative to trading older vessels. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews and tests all vessels for impairment at each quarter-end and at any time that specific vessels may be affected by events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels is approximately eight years. The average remaining operational life is, therefore, seventeen years. Given the extensive remaining life, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values. However, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Exclusion of such an escalation would not impact the overall impairment conclusion for each vessel for the years 2014, 2013 and 2012. Future operating costs are based on the 2014 average per individual vessel to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

Where a vessel is deemed to be a risk, we also take into account the age, condition, specifications, marketability and likely trading pattern of each such vessel, and apply various possible scenarios for employment of the vessel during its employment of the vessel during its remaining life. We prepare cash flows for each scenario and apply a percentage possibility to each scenario to calculate a weighted average expected cash flow for the vessel for assessing whether an impairment charge is required. The estimations also take into account regulations regarding the permissible trading of tankers depending on their structure and age.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic recovery stalls or if oil prices begin to trend upwards again, oil demand over an extended period of time could be negatively impacted. This will exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur.

Should the carrying value of the vessel exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. The fair values are determined based principally from or by corroborated observable market data. Inputs considered by management in determining the fair value include independent brokers’ valuations. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

The Company would not record an impairment for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2014 and 2013, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the results would be the following:

	December 31, 2014		As of December 31, 2013
	Number of Vessels(*)	Amount (U.S. millions)(**)	Number of Vessels(*)	Amount (U.S. millions)(**)
5-year historical average rate	23	253	16	217
3-year historical average rate	25	275	29	420
1-year historical average rate	9	119	22	323

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Although charter rates have markedly increased since late 2014, they may again decline to relatively low levels, which could adversely affect our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2014, the our review of the carrying amounts of the vessels in connection with the estimated recoverable amount did not indicate an impairment of their carrying values.

During the latter part of 2013, the overcapacity in the crude tanker sector kept vessel values at historically low levels. For four of our oldest vessels, the VLCC Millennium, the suezmaxes Silia T and Triathlon, and the handysize Delphi, the expectations of employment at viable rates, or their sale at a profit was very low at such time. We performed cash flow tests taking into account various possible scenarios such as keeping the vessels until the end of their useful economic lives or selling them at various stages. None of these scenarios resulted in cash flow which would exceed the carrying values of the vessels. As a consequence, their carrying values were written down to their fair market values as of December 31, 2013, resulting in a total impairment loss of $28.3 million in 2013.

At December 31, 2012 the weak market and the anticipated expiry of the long term, profitable bare boat time charter of the VLCC Millennium, led to an impairment loss of $13.6 million.

At December 31, 2014, the market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $2.0 billion, compared to a total carrying value of $2.2 billion. While the future cash flow expected to be generated by each of the vessels in the fleet was comfortably in excess of its respective carrying value, there were 36 vessels in our fleet whose carrying value exceeded its market value. As determined at December 31, 2014, the aggregate carrying value of these vessels was $1.4 billion, and the aggregate market value of these vessels was $1.1 billion. These vessels were:

•	Suezmax: Spyros K, Dimitris P

•	Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Sakura Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess

•	Panamax: Selecao, Socrates, Andes, Maya, Inca, World Harmony, Chantal, Selini, Salamina

•	Handymax: Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax

•	Handysize: Didimon,Delphi, Amphitrite, Arion, Andromeda, Aegeas, Byzantion, Bosporos

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A special survey requires a dry-docking. In between special surveys, a further intermediate survey takes place, for which a dry-docking is obligatory for vessels over fifteen years. Until December 31, 2013, for vessels reaching ten years in age, we estimated that the next dry-docking would be due after two and a half years. However, according to Classification Society regulations, vessels can defer the next dry-docking for five years during their first fifteen years of life, instead of ten years as previously estimated. We calculate that this change in estimate does not have a material effect in the year ending December 31, 2014 and thereafter. During a dry-docking, work is undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of any long-term bank loan with a fixed interest rate is estimated and compared to its carrying amount. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap, bunker swap agreements, and bunker put options held by the Company are determined through Level 2 of the fair value hierarchy as defined in

FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair values of impaired vessels are determined by management through Level 2 of the fair value hierarchy based on available market data and taking into consideration third party valuations.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. During 2010, we sold the Decathlon while it was on time-charter and in order to fulfill our obligations under that time-charter we chartered the vessel back on market terms from the buyers for 103 days under its new name Nordic Passat. Another vessel was chartered-in during 2010 to cover for the product carrier Didimon while it was in dry-dock. As of December 31, 2014, 2013, 2012 and 2011, the Company had no vessel under hire from a third-party.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, stores and lubricant costs.

Management fees. These are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. For 2015 no increase has been agreed by March 31, 2015 and monthly vessel management fees remain the same as in 2014. Accordingly, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carrier will be $35,833 and for the suezmax DP2 shuttle tankers will be $35,000.

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Since steel prices have increased significantly during the last few years and are expected to be in high levels for the coming years, effective October 1, 2012, our estimate for scrap values was increased from $300 to $390 per lightweight ton. This change in estimation resulted in positive impact of $3.8 million to our 2014 and 2013 financial results. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carrier), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Amortization of deferred charges. We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that no impairment charge was required in 2014, while in 2013 and 2012 an impairment loss had been incurred with respect to the carrying values of four of the older vessels of the fleet in 2013 and the oldest vessel of the fleet in 2012.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and reimbursement of our directors’ and officers’ travel-related expenses.

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During 2014, we received approximately $2.7 million in net proceeds from hull and machinery and loss of hire claims arising from incidents with or damage incurred on our vessels. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and used as a set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2014 versus year ended December 31, 2013

Voyage revenues

Voyage revenues earned in 2014 and 2013 per charter category were as follows:

	2014		2013
	$ million	% of total	$ million	% of total
Time charter-bareboat	—	—	5.4	1%
Time charter-fixed rate	164.0	33%	143.8	34%
Time charter-variable rate (profit share)	63.4	13%	70.5	17%
Pool arrangement	6.9	1%	5.3	1%
Voyage charter-contract of affreightment	29.7	6%	7.0	2%
Voyage charter-spot market	237.0	47%	186.4	45%

Total voyage revenue	501.0	100%	418.4	100%

Revenue from vessels amounted to $501.0 million during the year ended December 31, 2014 compared to $418.4 million during the year ended December 31, 2013, a 19.8% increase. There was an average of 49.0 vessels operating in 2014 compared to an average of 47.5 vessels in 2013, the increase relating to the acquisition of the suezmaxes Eurovision and Euro in mid-2014. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 97.7% employment compared to 97.8% in the previous year, the lost time being mainly due to the eight dry-dockings performed during the year, while in 2013 there were seven dry-dockings.

Market conditions for tankers improved considerably in 2014, especially in the latter part of the year, due to restricted availability of vessels and falling oil prices, which significantly and positively impacted the crude carrying sector especially, but also contributed to an increase in rates for product carriers. Traders and consuming countries, either speculatively or strategically, stockpiled crude oil in onshore storage facilities or offshore in tankers, removing from the spot trade over twenty VLCCs which were used as floating storage, thereby increasing the demand for remaining crude carriers. The Company had more vessel days employed on spot and period employment with variable rates in 2014 compared to 2013, enabling the fleet to take advantage of the improved freight rates. The average time charter equivalent rate per vessel achieved for the year 2014 was higher by 16.8% at $20,910 per day compared to $17,902 per day for the previous year. The increase is mainly due to improvement in the freight rates as a result of decreasing oil prices and the resulting increase in oil demand, a more balanced supply of vessels due to limited ordering of new crude carriers in the preceding years, and seasonal winter factors in the beginning and end of the year. Our aframax tankers, which were trading mostly on spot charters during the year, had the highest increase in their time charter equivalent rate by 55% over the preceding year. Our suezmax tankers, which were trading mostly on spot and on time charter with profit sharing arrangements earned a time charter equivalent higher by 23% over the prior year. The introduction of the two suezmax DP2 shuttle tankers in mid-2013, which operated for a full year in 2014, and the addition of the suezmaxes Eurovision and Euro in 2014 positively affected our gross revenue.

Commissions

Commissions during 2014 amounted to $18.8 million compared to $16.0 million in 2013, a 17.5% increase. Commissions were 3.8% of revenue from vessels in both 2014 and 2013. The increase in total commission charges relates in part to the increased average number of vessels by 1.5 vessels in 2014 compared to 2013, and to additional vessels trading on spot voyages.

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2014	2013		2014	2013
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	93.9	77.1	21.9%	14,290	13,578	5.2%
Port and other expenses	41.4	39.9	3.8%	6,304	7,035	(10.4)%

Total voyage expenses	135.3	117.0	15.7%	20,594	20,613	(0.1)%

Days on spot and Contract of Affreightment (COA) employment				6,571	5,675	15.8%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. Voyage expenses were $135.3 million during 2014 compared to $117.0 million during the prior year, a 15.7% increase. The total operating days on spot charters and contracts of affreightment totaled 6,571 days in 2014 compared to 5,675 days in 2013. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2014, the increase in voyage expenses was primarily due to a 15.8% increase in the days the vessels operated on spot and COA employment bearing voyage expenses, resulting in an increase of 21.4% in the volume of bunkers consumed, this was offset among other factors, by a 10.1% decrease in bunker prices paid between the two years. Also, during 2014, several vessels were chartered for long-haul voyages on routes which have developed significantly with the recent inaugurations of new refineries in the Middle East and elsewhere in Asia. The increase in the number of days the vessels operated on spot and COA employment bearing voyage expenses also resulted in an increase in port expenses. However, port and other expenses vary between different ports, so overall voyage expenses were also affected by which ports the vessels visited.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2014	2013		2014	2013
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	85.7	78.9	8.5%	4,788	4,610	3.9%
Insurances	15.6	14.4	8.7%	874	839	4.1%
Repairs and maintenance, and spares	18.7	14.6	27.9%	1,044	853	22.4%
Stores	9.1	7.9	15.0%	506	460	10.1%
Lubricants	6.4	5.7	13.3%	360	332	8.4%
Other (quality and safety, taxes, registration fees, communications)	11.8	9.3	28.0%	662	540	22.5%

Total operating expenses	147.3	130.8	12.7%	8,234	7,634	7.9%

Earnings capacity days excluding vessel on bare-boat charter				17,895	17,128

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $147.3 million during 2014, compared to $130.8 million during 2013, an increase of 12.7%, primarily due to the addition of the two suezmaxes Eurovision and Euro in June and July 2014 respectively, the operation of the two shuttle tankers Brasil 2014 and Rio 2016 during the full year, as well as the VLCC Millennium coming off bare boat charter during 2013 and therefore bearing operating expenses throughout 2014.

Crew costs increased as a result of the increase in the average number of vessels during the year and increased crew income taxes. The dry-docking activity in every year affects repairs and maintenance expenses as certain works performed during dry-dockings that do not qualify for capitalization are expensed. In 2014, eight dry-dockings were performed compared to seven dry-dockings in 2013. Apart from the repairs performed during dry-dockings, many repairs which included the replacement with expensive spare parts were performed in a number of vessels during 2014 increasing the overall cost. In addition, the timing of the ordering of stores and spare parts had a negative effect on our operating expenses. Lubricants have increased due to the higher number of vessels in the year as well as the type of vessels. The drop in oil prices in the latter part of the year had not been reflected in the prices of lubricants contracted at an earlier date. Insurances increased by $1.2 million, mainly due to increases in insurance premiums and extra vessels. The expenses included under the category Other were higher by 28.0% in 2014 compared to 2013 mainly due to increased vessel tonnage taxes, resulting from new Greek legislation. As a percentage of voyage revenues, vessel operating expenses were 29.4% in 2014 compared to 31.3% in 2013.

Average operating expenses per ship per day for the fleet increased to $8,234 for 2014 from $7,634 in 2013. This was partly due to the increase in overall operating costs described above and to the addition of vessels which due to their size and complexity bear higher daily operating costs which impact the average daily operating costs per vessel of the fleet. Approximately 46% of operating expenses (27% of total costs) incurred are in Euro, mainly relating to vessel officers. The average exchange rate of the US dollar against the Euro remained unchanged between 2014 and 2013 and had minimal effect on our operating expenses. However, the US dollar strengthened significantly towards the end of 2014 and in the beginning of 2015, which if it continues throughout 2015, will have a positive impact on our operating expenses for 2015 (a 20% strengthening of the US dollar against the Euro would have a positive effect on our operating expenses of approximately $12.3 million in 2014). The creation of TCM in 2010, between Tsakos Shipping and Columbia Shipmanagement Ltd., resulted in increased purchasing power based on the combined fleets managed by TCM and Columbia. This provided considerable savings in the purchase of stores, spares and lubricants both in 2014 and 2013.

Depreciation

Depreciation was $97.9 million during 2014 compared to $95.3 million during 2013, an increase of $2.6 million, or 2.7%. The increase is due to addition of the two suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014 delivered in March and April 2013 respectively, and operating throughout 2014, plus the addition of the suezmax tankers Eurovision and Euro in June and July 2014 respectively.

Amortization

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2014, amortization of deferred dry-docking costs was $5.0 million compared to $5.1 million during 2013, a decrease of 2.2%. In 2014, eight vessels performed dry-docking compared to seven vessels in 2013. The increase in amortization was due to increased deferred charges, offset by a change in estimation in calculating amortization, as described above.

Management fees

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

From January 1, 2012, vessel monthly fees for operating vessels are $27,500, for vessels under construction the monthly fee is $20,400. On April 1, 2012, the monthly fee for the LNG carrier increased from $32,000 payable since the beginning of 2011 to $35,000, of which $10,000 is paid to the management company and $25,000 to a third party manager. From January 1, 2014, for the LNG carrier monthly management fees payable to third party managers are $25,833, in addition to the $10,000 paid to Tsakos Energy Management. Monthly management fees for the suezmax DP2 shuttle tankers are $35,000 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27,500 per month, of which $13,700 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27,500 per month, of which, effective September 22, 2013, $12,000 are payable to a third party manager.

Management fees totaled $16.5 million for the year ended December 31, 2014, compared to $15.9 million for the year ended December 31, 2013. The increase is due to the addition of the two suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013 respectively, operating throughout 2014, and the addition of the suezmax tankers Eurovision and Euro in June and July 2014 respectively. Total fees include fees paid directly to the third-party ship manager in the case of the LNG carrier, the suezmax Eurochampion 2004 and the VLCC Millennium. Fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.4 million for both 2014 and 2013.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the incentive award (none in 2014 and 2013), special awards related to capital raising (described below under “—Management Incentive Award”) and stock compensation expense, together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,175 in 2014 compared to $1,196 in 2013, the decrease being mainly due to the extra vessels reducing the daily average per vessel.

Management incentive award

There was no management incentive award in 2014 and 2013. However, special awards totaling $0.9 million and $0.5 million were granted to Tsakos Energy Management in relation to services provided towards public offerings during 2014 and 2013, respectively. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

Stock compensation expense

In 2014 stock compensation expense amounted to $0.1 million, representing 20,000 RSU’s granted and vested in July 2014. In 2013 stock compensation expense of $0.5 million represented the cost of the 96,000 Restricted Share Units (RSUs) granted in October 2013, which vested immediately. The valuation of RSUs which are granted and vested immediately is based on the share price at that date.

Gain (loss) on sale of vessels

There were no vessel sales during 2014 and 2013.

Vessel impairment charge

The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2014. At December 31, 2013, it was determined that the carrying value of the vessels Silia T, Triathlon, Delphi and Millennium were in excess of their estimated fair market values and that the vessels would not generate adequate cash flow over their remaining life in excess of their carrying value. As a result, the carrying value of these four vessels, totaling $123.5 million, was written down to $95.3 million, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers.

At December 31, 2014, despite the fact that vessel values have improved from their historically low levels in 2013 and 2012, 36 of our vessels had carrying values in excess of market values. Apart from the vessels impaired in the prior years, which were the oldest in our fleet, the remainder of our fleet is for the most part young and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2014.

Operating loss/income

For 2014, income from vessel operations was $76.0 million compared to $4.9 million including an impairment charge of $28.3 million for 2013.

Interest and finance costs, net

	2014	2013
	$ million	$ million
Loan interest expense	31.4	35.8
Accrued interest on hedging swaps reclassified from AOCI	(0.0)	(0.5)
Interest rate swap cash settlements—hedging	2.0	6.4
Less: Interest capitalized	(2.4)	(1.9)

Interest expense, net	31.0	39.8
Interest rate swap cash settlements—non-hedging	3.2	5.0
Bunkers hedging instruments cash settlements	2.2	(0.2)
Change in fair value of non-hedging bunker swaps	7.0	(0.1)
Amortization of deferred loss on de-designated interest rate swap	0.2	0.9
Change in fair value of non-hedging interest rate swaps	(2.0)	(6.0)
Amortization of loan expenses	1.2	1.1
Bank loan charges	0.3	0.4

Net total	43.1	40.9

Interest and finance costs, net, were $43.1 million for 2014 compared to $40.9 million for 2013, a 5.4% increase. Loan interest, excluding payment of swap interest, decreased to $31.4 million from $35.8 million, a 12.3% decrease mainly due to the decrease in margins as a result of the expiry of the waivers in mid-2014 and the return to compliance with loan covenants. In addition, total weighted average bank loans outstanding were approximately $1,388 million for 2014 compared to $1,422 million for 2013. Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6-month LIBOR, decreased to $5.2 million from $11.4 million, as one swap expired in 2014 and two swaps expired in 2013. The average loan financing cost in 2014, including the impact of all interest rate swap cash settlements, was 2.6% compared to 3.2%, for 2013. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $2.4 million in 2014, compared to $1.9 million in 2013, the increase being due to the extra vessels under construction in 2014.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2014 of $2.0 million compared to a positive movement of $6.0 million in 2013.

The remaining deferred loss of $0.2 from the de-designation of an interest rate swap that became ineffective in 2010 was fully amortized in 2014. Such amortization amounted to $0.9 million in 2013.

The Company entered into swap arrangements relating to bunker (fuel) costs, which do not qualify as hedging instruments. In 2014, the Company paid $1.0 million on such swaps in realized losses compared to receipts of $0.2 million in 2013. Unrealized mark-to-market valuation losses were $9.4 million in 2014, compared to $0.1 million gains in 2013, such losses being a result of the unexpected sharp fall in oil prices in the latter part of 2014. As the hedges expire during 2015, no further losses are expected to be recorded in 2015. In 2014, the Company entered into three put options relating to bunker costs, primarily to cap further valuation losses, which do not qualify for hedging. The premium paid for the acquisition of those options was $1.2 million and the unrealized mark-to market valuation gains were $2.4 million in 2014.

Amortization of loan expenses was $1.2 million in 2014 compared to $1.1 million in 2013. Other bank charges amounted to $0.3 million in 2014 and $0.4 million in 2013.

Interest and investment income

For 2014, interest and investment income amounted to $0.5 million compared to $0.4 million in 2013. The increase is due to higher average cash balances in 2014 compared to 2013. There was no investment income or loss during 2014, while during 2013 there was a $0.1 million realized loss on sale of marketable securities.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $0.2 million in 2014 compared to a $1.1 million loss attributable to non-controlling interest in 2013. The increase is due to lower repairs and maintenance expenses in 2014 as both vessels performed their scheduled special surveys in 2013 incurring high repairs and maintenance expenses. Finance costs were also lower as a result of the expiration of the waivers relating to a loan.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2014 was $33.5 million, or $0.32 per share basic and diluted, taking into account the cumulative dividend of $8.4 million on our preferred shares, versus a net loss of $37.5 million, or $0.73 per share basic and diluted, taking into account the cumulative dividend of $3.7 million on our preferred shares, for 2013.

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

Revenue from vessels was $418.4 million during the year ended December 31, 2013 compared to $394.0 million during the year ended December 31, 2012, a 6.2% increase. There was an average of 47.5 vessels in 2013 compared to an average of 47.9 vessels in 2012. In December 2012, the two VLCCs La Madrina and La

Prudencia, which were held for sale at December 31, 2011, were sold. Based on the total days that the vessels were actually employed as a percentage of the days that we owned or controlled the vessels, the fleet had 97.8% employment compared to 94.9% in the previous year, the lost time being mainly due to the seven dry-dockings performed during the year, while in 2012 there were ten dry-dockings plus the fact that the two VLCCs La Madrina and La Prudencia, held for sale were off hire for most days of 2012.

Market conditions continued to be poor in 2013, primarily as a result of excess available capacity within the tanker sector. Towards the end of 2013, there was some improvement in the crude market but the real benefits were seen in the first quarter of 2014. In 2013, we had more vessels employed on time charters with fixed rates, with fewer vessels on employment with time charter with variable rates or in pools than in 2012. The average time charter equivalent rate per vessel achieved for the year 2013 was higher by 4.3% at $17,902 per day compared to $17,163 per day for the previous year. The increase was mainly due to the introduction of the two suezmax DP2 shuttle tankers during 2013, which entered their long term employment, and due to a higher average rate for the LNG carrier, Neo Energy. In addition, the smaller handysize and handymax product tankers saw improved rates in 2013 compared to 2012. Panamax tankers, which had the same employment mix for both years, achieved lower TCE rates in 2013 as five of the nine panamaxes underwent dry-docking during 2013, losing operating days and incurring higher repair and maintenance expenses. Suezmax tankers achieved a 7% lower average daily TCE, as two out of the ten suezmaxes were employed on spot charters, while during 2012 all suezmaxes were under time charters with fixed and variable rates. The aframaxes achieved a slightly lower TCE compared to the prior year, while our remaining VLCC, Millennium, completed its bareboat charter and entered a profitable time charter.

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

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. Voyage expenses were $117.0 million during 2013 compared to $111.8 million during the prior year, a 4.6% increase. The total operating days on spot charter and contract of affreightment totaled 5,675 days in 2013 compared to 4,529 days in 2012. Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2013, the increase in voyage expenses was primarily due to a 25.3% increase in the days the vessels operated on spot and COA employment bearing voyage expenses, resulting in an increase of 21.5% in the volume of bunkers consumed, offset by a 8.6% decrease in bunker prices paid between the two years. The increase in the number of days the vessels operated on spot and COA employment bearing voyage expenses also resulted in an increase in port expenses. However, port and other expenses vary between different ports, so overall voyage expenses were also affected by which ports the vessels visited.

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

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. Total operating costs were $130.8 million during 2013, compared to $133.3 million during 2012, a decrease of 1.9%, primarily due to decreased repairs and maintenance and spares expenses by $5.2 million and decreased insurance costs by $1.1 million, partially offset by increases in crew costs by $4.1 million. Crew costs increased as a result of higher bonuses paid to seafarers and to higher training costs and travelling expenses relating to the commencement of the operations of our two DP2 shuttle tankers in Brazil. In addition, the weakening of the US Dollar against the Euro by 3.3% in 2013 affected the increase in our crew costs as most of our officers are paid in Euro. The dry-docking activity in every year affects repairs and maintenance expenses as certain works performed during dry-dockings that do not qualify for capitalization, are expensed. In 2013, seven dry-dockings were performed compared to ten, including the first dry-docking of the LNG carrier, Neo Energy, in 2012, which itself negatively affected the 2012 operating expenses by almost $1.3 million. Insurances decreased by $1.1 million mainly due to the decrease in insured values of the vessels. Other operating expenses were lower by 9.0% in 2013 compared to 2012, mainly due to decreased use of armed guards, as a result of trading routes followed, offset by increased vessels tonnage taxes due to new Greek legislation. All other categories of operating expenses remained approximately at the same levels in 2013 due to the efforts of our technical managers and the effective cost control and monitoring performed. As a percentage of voyage revenues, vessel operating expenses were 31.3% in 2013 and 33.8% in 2012.

Operating expenses per ship per day for the fleet decreased to $7,634 for 2013 from $7,755 in 2012. This was mostly due to the decrease in operating costs as earnings capacity days remained almost at the same levels between the two years. Approximately 54% of operating expenses (29% of total costs) incurred are in Euro, mainly relating to vessel officers (an increase of approximately $2.3 million in our crew costs is due to the weakening of the US dollar by 3.3% during 2013). The weakening of the US dollar against the Euro during 2013 negatively affected operating expenses, three of the scheduled dry-dockings being performed in Eurozone countries. However, despite the negative effect of the exchange rate, total operating expenses were lower in 2013 for the reasons described above. The creation of TCM in 2010, between Tsakos Shipping and Columbia Shipmanagement Ltd., resulted in increased purchasing power based on the combined fleets managed by Tsakos Shipping and Columbia. This provided considerable savings in the purchase of stores, spares and lubricants both in 2013 and 2012.

Depreciation

Depreciation was $95.3 million during 2013 compared to $94.3 million during 2012, an increase of $1.0 million, or 1.1%. The addition of the two suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014 in March and April 2013 respectively, increased the depreciation expense by $5.2 million, offset by the increase of the scrap rate per light weight ton from $0.30 to $0.39 in 2013, which reduced the depreciation expense by $3.8 million for the vessels that existed for both years.

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

Management fees

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree.

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

General and administrative expenses

General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. General and administrative expenses were $4.4 million during 2013 compared to $4.1 million during 2012, an increase of 6.7%. This increase is mainly due to expenditures on potential growth projects in 2013.

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

Management incentive award

There was no management incentive award in 2013 and 2012. However, special awards totaling $0.5 million were paid to Tsakos Energy Management in relation to public offerings during 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

Stock compensation expense

In 2013 stock compensation expense of $0.5 million represents the cost of the 96,000 Restricted Share Units (RSUs) granted to non-executive Directors of the Company on October 11, 2013, which vested immediately. In 2012, stock compensation expense amounted to $0.7 million which represented the amortization expense of 84,500 RSUs granted in prior periods and vested in the second quarter of 2012 and the cost of 150,000 RSUs granted and vested on December 31, 2012. Almost half of the RSUs which vested in 2012 had been issued to staff of the commercial and technical managers who are considered as non-employees. In the case of RSUs issued to non-employees, amortization is based on the share price on vesting date with quarterly adjustments depending on the share price until vesting, whereas in the case of employees and Directors, amortization is based on the share price at grant date. The valuation of RSUs which are granted and vested immediately is based on the share price at that date.

Gain (loss) on sale of vessels

There were no vessel sales during 2013. During 2012, we sold the VLCCs La Madrina and La Prudencia, which were held for sale at December 31, 2011, for net proceeds of $19.9 million and $20.3 million respectively, resulting in a net loss of $0.8 million and $1.1 million respectively.

Vessel impairment charge

In 2013 there was an impairment charge of $28.3 million in total, relating to the 1998 built VLCC Millennium, the 2002 built suezmaxes Silia T and Triathlon and the 2004 built handysize product carrier Delphi. In 2012 there was an impairment charge of $13.6 million relating to the VLCC Millennium. The negative market forces existing since 2009 impacted the ability to charter older vessels at accretive rates. In the case of the impaired vessels, the total weighted average cash flow expected to be generated over the future remaining lives of the vessels under various possible scenarios, including sale of vessels in line with our modern fleet strategy, was less than the current carrying values of the vessels in our books and, consequently, the amount of carrying value in excess of the fair market value of these vessels was written-off as an impairment charge in 2013 and 2012. The market was poor during 2013, but with signs of improvement towards the end of the year. However, because of oversupply of crude carriers, expectations for alternative employment at rates that would ensure cash flows in excess of each vessel’s carrying value was reduced and the most probable scenario of selling those vessels resulted in inadequate cash flow. As a consequence, at December 31, 2013, the carrying values of the suezmaxes Silia T and Triathlon were reduced to their fair market value of $26.8 million each, the carrying value of the VLCC Millennium was reduced to $25.0 million, and the carrying value of the handysize Delphi was reduced to $16.8 million. However, those vessels were not classified as held for sale as they did not meet the criteria for held for sale classification at December 31, 2013.

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

Operating loss/income

For 2013, income from vessel operations was $4.9 million including an impairment charge of $28.3 million compared to $1.3 million, including a loss on the sale of two vessels amounting to $1.9 million and an impairment charge of $13.6 million, for 2012.

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

Interest and finance costs, net, were $40.9 million for 2013 compared to $51.6 million for 2012, a 20.7% decrease. Loan interest, excluding payment of swap interest, increased to $35.8 million from $28.2 million, a 27.0% increase, partly due to temporary increases in margins arising from covenant waivers, expected to reverse for the most part in mid-2014, and to higher margins on new loans than on repaid debt. Total weighted average bank loans outstanding were approximately $1,422 million for 2013 compared to $1,487 million for 2012. However, cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6-month LIBOR, decreased to $11.4 million from $28.5 million as two swaps expired in 2013 and seven swaps expired in the second part of 2012. The average loan financing cost in 2013, including the impact of all interest rate swap cash settlements, was 3.24% compared to 3.75%, for 2012. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $1.9 million in 2013, compared to $1.8 million in 2012, relating to similar amount of pre-delivery average yard installments for vessels under construction for both periods.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2013 of $6.0 million compared to a positive movement of $7.0 million in 2012.

Amortization of the deferred loss on de-designation of an interest rate swap that became ineffective in 2010 amounted to $0.9 million in 2013 and $1.5 million in 2012. The decrease is due to the sale of one vessel and the repayment of the corresponding portion of the loan previously hedged by the swap in the fourth quarter of 2012 and, as a result, a part of the accumulated negative valuation relating to this swap amounting to $0.7 million was transferred from other comprehensive loss to statement of operations and the remaining amortization was reduced accordingly.

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

Non-controlling interest

Net loss attributable to non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $1.1 million in 2013 compared to $0.2 million income in 2012. The decrease is attributable to higher finance costs as a result of the waivers obtained for its loan, as well as increased repairs and maintenance expenses during the scheduled special surveys of the vessels which were performed in 2013.

Net loss attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net loss attributable to Tsakos Energy Navigation Limited for 2013 was $37.5 million, or $0.73 per share basic and diluted, taking into account the cumulative dividend of $3.7 million on our preferred shares, versus a net loss of $49.3 million, or $0.92 per share basic and diluted, for 2012.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditures on dry-dockings and vessel acquisitions, which in total equaled $260.4 million in 2014, $151.7 million in 2013 and $91.9 million in 2012, will again require us to expend cash in 2015 and in future years. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2015, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs through January 1, 2016, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $49.8 million at December 31, 2014 compared to a negative $5.3 million at December 31, 2013. The decrease is mainly due to two loan facilities which will reach their maturity in December 2015 and require balloon payments of $100.6 million in aggregate. The Company is currently in discussions with banks for the refinancing of those balloons and is considering the sale of certain of the vessels to which the maturing loans relate as part of its policy to maintain a young fleet.

Current assets increased to $289.8 million at December 31, 2014 from $232.5 million at December 31, 2013 mainly due to increased cash in non-restricted cash holdings by $39.9 million due to the two common stock offerings in February and April 2014 under which the Company raised $169.3 million in total and the ATM program under which the Company raised $7.1 million. Restricted cash balances increased by $2.8 million mainly due to the deposit of $3.1 million margin call relating to the bunker hedging swaps and the deposit of $0.8 million in a restricted account in respect of a new loan, offset by the release of $1.3 million on the expiry of an interest rate swap. Accounts receivable increased to $42.0 million from $21.9 million at the end of 2013, due to reasons discussed below.

Current liabilities increased to $327.3 million at December 31, 2014 from $228.3 million at December 31, 2013, mainly due to the increase of the current portion of long term debt by $102.1 million for the reasons discussed above. At December 31, 2014, the Company is compliant with the value-to-loan covenant contained in our loan agreements, apart from one loan where the shortfall to achieve covenant compliance ($2.5 million) is less than the expected repayments in 2015, while at the end of 2013 an amount of $5.9 million relating to the same loan was reclassified to short term liabilities. Payables decreased to $33.1 million, as discussed below. The current portion of financial instruments has amounted to $15.4 million in 2014 compared to $6.0 million in 2013. The increase is due to the negative valuation of the bunker hedging swaps at $9.2 million at December 31, 2014, compared to a positive $0.2 million at December 31, 2013, while the current portion of the interest rate swaps was $6.2 million at December 31, 2014 compared to $6.0 million at December 31, 2013.

Net cash provided by operating activities was $107.0 million during 2014 compared to $117.9 million in the previous year, a 9.2% decrease. The decrease is mainly due to the negative effect of the timing differences between the settlement of payments and the receipt of receivables offset by the return to profitability, with the increase of net income by $72.3 million to $33.7 million in 2014 from a net loss of $38.6 million in 2013. In 2014, as the market improved, the Company was in a position to comfortably reduce its payables, leading to a significant drop in outstanding payables by $19.3 million as at December 31, 2014, and to ease off on requests to those customers paying within accepted terms to accelerate payments, resulting in higher receivables at such date. In 2013, the Company employed tighter management of its payables and receivables as it was facing significant capital expenditure obligations and a soft charter market environment. Therefore, in 2013, the Company in agreement with certain suppliers deferred the settlement dates of payables and on the other hand ensured the prompt collection of revenue by communicating with customers who were behind on payments, as well as those who were not behind. Expenditures for dry-dockings are deducted from cash generated by operating activities. Total expenditures during 2014 on dry-dockings amounted to $6.1 million compared to $5.7 million in 2013. In 2014, dry-docking was performed on the panamaxes Salamina, World Harmony and Chantal, on the aframaxes Nippon Princess, Ise Princess and Asahi Princess and on the smaller handysize vessels Didimon and Delphi, eight vessels in total. In 2013, dry-docking work was performed on the panamaxes Maya, Inca, Andes, Selecao and Selini, on the aframax Maria Princess and on the suezmax Triathlon, seven vessels in total. Expenditure was higher in 2014 due to the higher number of vessels that undertook dry-docking.

Net cash used in investing activities was $254.3 million for 2014, compared to $144.4 million for 2013. In 2014, we paid $130.4 million as yard advances for vessels under construction and $121.6 million for the acquisition of the suezmax tankers Eurovision and Euro. We also paid $2.3 million for additions and improvements on our existing fleet. In 2013, $37.2 million was paid as yard installments for vessels under construction, $105.8 million for the acquisition of the newbuilding suezmax DP2 shuttle tankers Rio 2016 and Brasil 2014 and $3.1 million for improvements on existing vessels. At December 31, 2014, we had under construction one LNG carrier, nine aframaxes, one DP2 shuttle tanker and two LR1 panamax tankers with total remaining payments of $710.5 million, all of which we expect to be covered by new debt or additional sources of capital, as described above. Until March 31, 2015, the Company has arranged secured term bank loans for the pre- and post-delivery financing for the nine aframaxes and the two LR1 panamax tankers, and pre-delivery financing for the LNG carrier. In addition, a portion of $4.5 million in yard installments paid for a previous shuttle tanker project and subsequently cancelled will be used against the contract price of the two LR1 panamax tankers ($1.2 million) and against the contract price of the new shuttle tanker ($1.65 million). The remaining $1.65 million will be used against the contract price of any other vessel the Company may order from the yard by October 2015. The LNG carrier is expected to be delivered in the first quarter of 2016, the aframaxes are expected to be delivered at various dates between the second quarter of 2016 and the third quarter of 2017 and the LR1 tankers are expected to be delivered in the third quarter of 2016.

In 2014 and 2013 there were no vessel sales.

Net cash provided by financing activities in 2014 amounted to $187.2 million compared to $44.5 million in 2013. Proceeds from new bank loans in 2014 amounted to $158.5 million compared to $110.0 million in the previous year. Scheduled repayments of debt amounted to $120.5 million in 2014, compared to $145.3 million scheduled repayments in 2013 and a $26.8 million balloon payment on a loan facility, used for the financing of the aframax tanker Sakura Princess and other vessels sold in prior periods. This balloon was refinanced by an $18.0 million new loan in 2013.

On February 5, 2014, the Company completed an offering of 12,995,000 common shares at a price of $6.65 per share. On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share and on May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price. The net proceeds from the sale of these common shares in the two common stock offerings, after deducting underwriting discounts and expenses relating to the offerings, was $169.3 million.

The Company has a distribution agency agreement with a leading investment bank as manager, entered into on August 8, 2013, which provides that the Company may offer and sell from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices. During 2014, the Company issued 1,077,847 common shares under this distribution agency agreement for net proceeds of $7.1 million. In 2013, the Company had issued 1,430,211 common shares under this agreement for net proceeds of $7.0 million. On May 2, 2013, the Company completed an offering of 2,000,000 of its 8% Series B cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.0 million. On September 30, 2013, the Company completed an offering of 2,000,000 of its 8.875% Series C cumulative redeemable perpetual preferred shares, par value $1.00 per share and liquidation preference $25.00 per share. The net proceeds from the sale of these shares, after deducting underwriting discounts and expenses were $47.3 million.

In 2014, dividends of $0.05 per common share were paid in May, August and November. Total dividend payments to common shareholders in 2014, amounted to $12.6 million. Also, in November 2014, a dividend of $0.06 per common share was declared and paid in February 2015. In 2013, total dividends on common shares amounted to $0.15 per common share and payments totaled $8.5 million. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, April 30, July 30 and October 30, 2014, totaling in aggregate $4.0 million. The first dividend of $0.73958 per share for the 8.875% Series C Preferred shares was paid on January 30, 2014 and dividends of $0.5547 per share were paid each on April 30, July 30 and October 30, 2014, totaling in aggregate $4.8 million.

In 2013, a dividend of $0.44 and $0.50 per preferred share was paid to holders of our Series B preferred shares on July 30, 2013 and on October 30, 2013 respectively, totaling in aggregate $1.9 million.

Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. As discussed previously in the section “Our Fleet,” we continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.9 years at March 31, 2015. We raise the funds for such investments in new-buildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. New-building contracts generally provide for multiple staged payments of 5% to 10%, with the balance of the vessel purchase price paid upon delivery. In the case of the nine aframaxes and the two LR1 suezmax tankers under construction, pre and post delivery financing has been arranged for part of the installment payments to the shipbuilding yard and for the last installment to the yard on delivery of the vessels. Also financing has been arranged for part of the pre-delivery yard installments for the LNG carrier. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over seven to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carrier 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise 70% of the vessel purchase price with bank debt for a period of between seven and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Negotiations for debt financing of the last installment to the yard for the LNG carrier with expected delivery in 2016, and for the shuttle tanker with expected delivery in 2017 are currently in progress.

Summary of Loan Movements Throughout 2014 (in $ millions):

Loan	Vessel	Balance at January 1, 2014	New Loans	Repaid	Balance at December 31, 2014
Credit facility	Silia T, Andes, Didimon, Amphitrite, Izumo Princess, Aegeas	121.1	0	13.1	108.0
Credit facility	Millennium, Triathlon, Eurochampion 2004, Euronike	113.3	0	11.8	101.5
Credit facility	Archangel, Alaska, Arctic, Antarctic	101.8	0	10.6	91.2
Credit facility	Delphi, Byzantion, Bosporos	65.6	0	6.6	59.0
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	231.0	0	20.0	211.0
10-year term loan	Arion, Andromeda	28.9	0	3.1	25.8
Credit facility	Maya, Inca	31.2	0	4.4	26.8
Credit facility	Neo Energy	87.5	0	5.0	82.5
10-year term loan	Maria Princess, Nippon Princess	60.8	0	5.5	55.3
Credit facility	Selecao, Socrates	56.7	0	4.6	52.1
10-year term loan	Ise Princess	26.8	0	2.2	24.6
8-year term loan	Asahi Princess	27.4	0	0.8	26.6
12-year term loan	Sapporo Princess	31.3	0	2.5	28.8
10-year term loan	Uraga Princess	29.9	0	2.6	27.3
7-year term loan	World Harmony, Chantal	56.1	0	4.7	51.4
10-year term loan	Selini	34.3	0	3.2	31.1
8-year term loan	Salamina	34.3	0	2.6	31.7
10-year term loan	Spyros K	40.0	0	3.2	36.8
9-year term loan	Dimitris P	42.2	0	3.3	38.9
8-year term loan	Rio 2016	71.3	0	4.6	66.7
8-year term loan	Brasil 2014	71.1	0	4.9	66.2
7-year term loan	Sakura Princess	17.7	0	1.2	16.5
7-year term loan	Eurovision	0	42.0	0	42.0
6-year term loan	Hulls 5010, 5011, 5012, 5013, 5014	0	25.6	0	25.6
6-year term loan	Euro	0	39.0	0	39.0
7-year term loan	Hull 5016	0	5.2	0	5.2
6-year term loan	Hulls 5015 and 5018	0	10.3	0	10.3
6-year term loan	Hull 5017	0	5.2	0	5.2
19-month term loan	LNG carrier Hull 2612	0	31.2	0	31.2

Total		1,380.3	158.5	120.5	1,418.3

As a result of such financing activities, long-term debt increased in 2014 by a net amount of $38.0 million compared to a net decrease of $62.1 million in 2013. The debt to capital (equity plus debt) ratio was 54.6% at December 31, 2014, or net of cash, 50.6%, and 58.0% at December 31, 2013 or, net of cash, 54.8%.

We have paid all our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2014 was 55.4%, below the original loan covenant maximum of 70% which is applicable to all the above loans (except one) on a fleet and total liabilities basis. All the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in three cases 125% and in two other cases 110%) of the outstanding associated debt at all times. As at December 31, 2014 and 2013, in one and certain cases respectively, due to the fall in tanker values, the value-to-loan ratios were less than these levels and, therefore, we were in non-compliance with this covenant in those cases.

In the event of non-compliance with the value-to-loan ratio without obtaining waivers of these value-to-loan covenants and upon request from our lenders, we have to either provide the lenders acceptable additional security with a net realizable value at least equal to the shortfall, or prepay an amount, beyond scheduled short-term repayments, that will cure the non-compliance. None of our lenders have requested prepayment or additional collateral, except when related to a vessel sale, nor have any declared an event of default under the loan terms, which we believe to be a result of our good relationships, the immaterial extent of non-compliance in most cases and the remedial action we have taken. However, if not remedied when requested, these non-compliances would constitute events of default and could result in the lenders requiring immediate repayment of the loans. In the above case of only one minor non-compliance, as there has been no request to rectify the non-compliance, for which adequate funds are available, the lenders have not made any requests for acceleration.

At December 31, 2014 we were compliant with the leverage ratio covenant contained in all of our bank loan. At December 31, 2013 we had obtained waivers in respect of the leverage covenant, from all lenders whose loans are affected by the leverage non-compliance, for a period of eighteen months to July 1, 2014, during which period the leverage maximum was 80% and the interest rate margin was increased. In addition, we had obtained waivers in respect of loan-to-value ratios on ten of the loans with loan-to-value shortfalls for a period of eighteen months to July 1, 2014, during which period the required loan-to-value ratio was at a range of 100%-125% and the interest rate margin was increased. As at December 31, 2014 there was one term bank loan with an outstanding balance of $31.7 million where loan-to-value non-compliance existed. The Company has not requested a waiver for this covenant nor has the lender required additional security or prepayment of part of the loan so as to bring it into compliance. The shortfall is expected to be remediated with the payment of the next scheduled two installments, of $2.6 million in total within 2015. At December 31, 2013 this loan had an outstanding balance of $34.3 million and we were also non-compliant with this loan-to-value ratio and had not sought a waiver. An amount of $5.9 million in respect of this loan was reclassified as a current liability at December 31, 2013.

In all the aforementioned cases we do not expect to pay down the loans in 2015 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements. The lender on the above-mentioned single loan with a covenant in non-compliance has chosen not to serve us with a notice of default. Because of the presence of cross-default provisions in our credit facilities as of December 31, 2014, such a notice of default by the lender, if we did not then cure such non-compliance by posting sufficient additional collateral or paying down the amount of the loan to regain compliance, could have resulted in most of our indebtedness under loan and interest rate swap agreements being accelerated. We had, and continue to have, adequate funds to remedy the non-compliance in the event of such notice within the set time of the notice.

Interest is usually payable at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 22% of the outstanding debt as of April 2015. One of the seven interest rate swaps existing at December 31, 2013 matured in the first half of 2014. The expected coverage at the end of 2015 is estimated at 24% of expected outstanding debt. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2014 (in $ millions) were:

Contractual Obligations	Total	Less than 1 year (2015)	1-3 years (2016-2017)	3-5 years (2018-2019)	More than 5 years (after January 1, 2020)
Long-term debt obligations (excluding interest)	1,418.3	228.5	449.2	465.2	275.4
Interest on long-term debt obligations (including interest rate swap payments)(1)	146.8	33.7	67.4	33.5	12.2
Purchase Obligations (newbuildings)(2)	710.5	128.5	582.0	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2014)	191.0	19.3	39.5	40.7	91.5

Total	2,466.6	410.0	1,138.1	539.4	379.1

(1)	The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2014 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.
(2)	The amounts shown above for purchase obligations (newbuildings) include amounts payable based on contracts agreed with shipbuilding yards.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2015, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	63	Chairman of the Board	2010
Nikolas P. Tsakos	51	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	65	Vice Chairman of the Board	1993
George V. Saroglou	50	Vice President, Chief Operating Officer, Director	2001
Paul Durham	64	Chief Financial Officer	—
Vladimir Jadro	69	Chief Marine Officer	—
Peter C. Nicholson	81	Director	1993
Francis T. Nusspickel	74	Director	2004
Richard L. Paniguian	65	Director	2008
Aristides A.N. Patrinos	67	Director	2006
Efthimios E. Mitropoulos	75	Director	2012

Certain biographical information regarding each of these individuals is set forth below.

EFSTRATIOS GEORGIOS ARAPOGLOU

CHAIRMAN

Mr. Arapoglou is a Corporate Advisor with a long international executive career in Corporate and Investment Banking, International Capital Markets and in managing, restructuring and advising financial institutions. He was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE Group, operating in the Middle East and Africa (2010-2013). Earlier, he was Chairman and Chief Executive Officer of the National Bank of Greece Group (2004-2009), Chairman of the Hellenic Banks Association (2005-2009) and Managing Director of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served in several boards of publicly listed companies in Europe, the Middle East and Africa, as well as on Boards of Educational Foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman and member of the compensation committee of Titan Cement SA, listed on the Athens SE; board member and member of the compensation committee of EFG Hermes Holding SAE, listed in Cairo and the London SE, and board member of the audit and risk committee of Credit Libanais SAL. He is Chairman of the International Board of Advisors of Tufts University in Boston, and a member of the Business Advisory Council for the International MBA program of Athens University of Economics and Business. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Tsakos has been President, Chief Executive Officer and a director of the Company since inception. Mr. Tsakos is the sole shareholder of Tsakos Energy Management Limited. He has been involved in ship management since 1981 and has 36 months of seafaring experience. Mr. Tsakos served as an officer in the Hellenic Navy in 1988. Mr. Tsakos is the Chairman of the Independent Tanker Owners Association (INTERTANKO), an Executive Committee member and a council member. He is also Chairman of the Korean Registry, Hellenic Committee (KR). Mr. Tsakos is currently a board member of the UK P&I Club, a board member of the Union of Greek Shipowners (UGS), a member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det Norske Veritas (DNV). Mr. Tsakos is the former President of the Hellenic Marine Environment Protection Association (HELMEPA). He graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from London’s City University Business School in 1987. In 2011, Mr. Tsakos was awarded an honorary doctorate from the City University Business School, for his pioneering work in the equity financial markets relating to shipping companies. Mr. Tsakos is the cousin of Mr. Saroglou.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between Tsakos/Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. Michael Jolliffe is also Chairman of StealthGas, Inc., a shipping company which is quoted on the NASDAQ stock exchange in New York and which owns 39 LPG ships, four product tankers and contracts for 16 LPG newbuildings.

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

FRANCIS T. NUSSPICKEL

DIRECTOR

Mr. Nusspickel is a retired partner of Arthur Andersen LLP with 35 years of public accounting experience. He is a Certified Public Accountant licensed in several U.S. states. During his years with Arthur Andersen, he served as a member of their Transportation Industry Group and was worldwide Industry Head for the Ocean Shipping segment. His responsibilities included projects for mergers and acquisitions, fraud investigations, arbitrations and debt and equity offerings. He was President of the New York State Society of Certified Public Accountants from 1996 to 1997, a member of the AICPA Council from 1992 to 1998, and from 2004 to 2007 was Chairman of the Professional Ethics Committee of the New York State Society of Certified Public Accountants. Mr. Nusspickel is also a Director of Symmetry Surgical Inc., a NASDAQ Stock Exchange listed surgical device distributer.

RICHARD L. PANIGUIAN, CBE

DIRECTOR

Mr. Paniguian concluded his contract in January of 2015 as Head of UK Defence and Security Organization, or DSO, which supports UK defence and security businesses seeking to export and develop joint ventures and partnerships overseas, as well as overseas defence and security businesses seeking to invest in the UK and commenced as Chairman of CS Holdings in February of 2015. Previously, Mr. Paniguian pursued a career with BP plc., where he worked for 37 years. He held a wide range of posts with BP, including, in the 1980s, as Commercial Director in the Middle East, Head of International Oil Trading in New York and Head of Capital Markets in London. In the 1990s he completed assignments as a Director of BP Europe, Chief Executive of BP Shipping and subsequently Head of Gas Development in the Middle East and Africa. In 2001 he was appointed Group Vice President for Russia, the Caspian, Middle East and Africa, where he was responsible for developing and delivering BP’s growth strategy in these regions. He played a leading role in support of the TNK-BP joint venture; in delivering the Baku Tbilisi Ceyhan pipeline project; in driving for new gas exploration in Libya, Egypt and Oman and, in completing BP’s first oil project in Angola. In 2007 he was appointed CBE for services to business. Between 2002 and 2007 he was Chairman of the Egyptian British Business Council, and between 2000 and 2002 President of the UK Chamber of Shipping. Mr. Paniguian has a degree in Arabic and Middle East politics and an MBA.

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is currently the Deputy Director for Research of the Center for Urban Science and Progress (CUSP) and a Distinguished Professor of Mechanical and Biomolecular Engineering at New York University. Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Consultant. SGI is a US-based privately held company dedicated to developing and commercializing clean and renewable fuels and chemicals; sustainable food products; and novel medical applications such as synthetic vaccines. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect in the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University.

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

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five or more than fifteen. At December 31, 2014 we had nine members on our Board. At its March 14, 2014 meeting, the Corporate Governance, Nominating and Compensation Committee nominated Mr. Arapoglou as the Chairman of the Board, effective upon the retirement of Mr. Stavropoulos in May 2014. The nomination was endorsed by the Board at its meeting later that day. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2014, the full Board held three meetings in person. Each director attended all of the meetings of the Board in 2014. In addition, each director attended all of the meetings of committees of which the director was a member.

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

•

If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under SEC rules.

•

If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met three times in 2014 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2015. Mr. Nicholson currently serves as the Presiding Director for purposes of these meetings.

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

Committees of the Board

The Board has established an Audit Committee, a Corporate Governance, Nominating and Compensation Committee, a Business Development and Capital Markets Committee, an Operational and Financial Risk Committee and an Operational, Safety and Environmental Committee.

Audit Committee

The current members of the Audit Committee are Messrs. Nicholson, Nusspickel, Paniguian, and Arapoglou, each of whom is an independent director. Mr. Nusspickel is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2014, three of which were in person and one via telephone conference. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

The Board of Directors has determined that Messrs. Nusspickel and Arapoglou, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Paniguian, Patrinos and Mitropoulos, each of whom is an independent director. Mr. Nicholson is Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

During 2014, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Paniguian, Jolliffe, Saroglou and Tsakos. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

Operational and Financial Risk Committee

The current members of the Operational and Financial Risk Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Saroglou, Tsakos, and our Chief Financial Officer, Paul Durham. Mr. Nusspickel is Chairman of the committee. The Operational and Financial Risk Committee was established in 2014 to properly coordinate with management as it embarks on a risk management program. The primary responsibilities of this Committee are to oversee and approve the Company-wide risk management practices and to assist the Board in:

•

overseeing the executive management’s identification and assessment of risks that the Company faces and the establishment of a risk management structure capable of addressing and mitigating those risks;

•

overseeing the division of risk-related responsibilities among each of the Board committees as clearly as possible and performing a gap analysis to confirm that the oversight of any risk is not missed;

•	in conjunction with the full Board, approving the Company-wide risk management program; and

•	assessing whether the Company’s technical and commercial managers have effective procedures for managing risks.

The Operational and Financial Risk Committee meets at least as frequently as the regularly scheduled in-person meetings of the Board of Directors and at such other times as circumstances may dictate.

Operational, Safety and Environmental Committee

The current members of the Operational, Safety and Environmental Committee are Messrs. Jolliffe, Mitropoulos, Patrinos and Jadro. Mr. Mitropoulos is Chairman of the committee. The committee also includes the Deputy Chairman of Tsakos Shipping, Mr. Vassilis Papageorgiou. Mr. Papageorgiou is not a director or officer of our Company. The primary role of the Operational, Safety and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessels and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessels and contribute to a better environment.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2014, the aggregate cash compensation of all of the members of the Board was $635,000 per the following annual fee schedule which was approved by the shareholders of the Company on June 14, 2013:

•	Service on the Board - $50,000

•	Service on the Audit Committee - $20,000

•	Service on the Business Development and Capital Markets Committee - $10,000

•	Service on the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee - $10,000

•	Service as Chairman of the Operational, Safety and Environmental Committee - $10,000

•	Service as Chairman of the Audit Committee - $20,000

•	Service as Chairman of the Business Development and Capital Markets Committee - $20,000

•	Service as Chairman of the Board - $40,000

No fees are paid for service on the Corporate Governance, Nominating and Compensation Committee and the Operational and Financial Risk Committee.

On October 10, 2014, it was proposed to increase the fee as Chairman of the Business Development and Capital Markets Committee from $20,000 to $30,000 effective January 1, 2015.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Our senior managers, other than Mr. Tsakos, receive salaried compensation from Tsakos Energy Management, which receives a monthly management fee from us pursuant to the management agreement to provide overall executive and commercial management of its affairs. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2014.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Jadro serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

Since 2010 the Corporate Governance, Nominating and Compensation Committee has not determined a performance incentive program for Tsakos Energy Management, although a special award of $425,000 was approved for payment to Tsakos Energy Management in 2010. No other incentive award has been made since then. In 2014, awards totaling $860,000 have been awarded to Tsakos Energy Management relating to services provided towards the two equity offerings during the year ($500,000 in 2013).

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,478 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2014.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of RSUs or options. During 2014, 20,000 RSUs were issued from this plan, which vested within 2014. During 2013, 96,000 RSUs were issued which vested.

As of December 31, 2014, there were no outstanding (non-vested) RSUs. Total compensation expense recognized for the year ended December 31, 2014 was $0.1 million, for the year ended December 31, 2013, $0.5 million, and for the year ended December 31, 2012, $0.7 million. On November 14, 2007, the Company paid a 100% common share dividend which effected a two-for-one split of the Company’s common shares. RSUs that were unvested on that date were adjusted for the share dividend.

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

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At July 1, 2010, TCM took over the technical management of most of the vessels in the fleet from Tsakos Shipping. At December 31, 2014, outstanding advances to TCM amounted to $1.9 million and there was an amount due to Tsakos Shipping of $0.9 million. At December 31, 2013, outstanding advances to TCM amounted to $1.1 million and there was an amount due to Tsakos Shipping of $0.6 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $15.8 million and supervisory fees of $2.2 million relating to the construction of our vessels in 2014. An additional amount of $2.1 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services, application of corporate governance procedures required by the Company and seafarers training. No incentive award was payable to Tsakos Energy Management for 2014 or 2013. However, special awards totaling $0.8 million were paid to Tsakos Energy Management in 2014 in relation to the Company’s capital raising transactions.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our board without having been recommended by our existing board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2014 would have resulted in a payment of approximately $166.3 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue. For 2015, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels. Monthly management fees for the DP2 shuttle tankers will be $35,000 per vessel. Monthly management fees for the VLCC Millennium will be $27,500 per month of which $13,667 will be payable to a third party manager. Monthly management fees for the suezmax Eurochampion 2004 will be $27,500 of which $12,000 will be payable to a third party manager. The monthly fee for the LNG carrier will be $35,000 of which $10,000 is payable to Tsakos Energy Management and $25,000 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $15.8 million in 2014, $15.5 million in 2013 and $15.6 million in 2012.

Chartering Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2014 and 2013, there were no vessel sales, while in 2012, this commission was 1%. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.4 million in 2014.

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2014, $0.2 million in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014. No such an amount was paid in 2013.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2014, we were charged an aggregate of $9.5 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2014, we were charged an aggregate of $4.8 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2015 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares;

•	each of our officers and directors; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 84,712,295 common shares outstanding on March 31, 2015. Except as noted below, the address of all shareholders, officers, directors and director nominees identified in the table and accompanying footnotes below is in care of the Company’s principal executive offices.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	14,279,118	16.9%
Redmont Trading Corp.(1)	3,341,317	3.9%
First Tsakos Investments Inc.(1)	10,937,801	12.9%
Kelley Enterprises Inc.(1)	6,829,003	8.1%
Marsland Holdings Limited(1)	4,108,798	4.9%
Wellington Management Group LLP (2)	7,072,632	8.3%
Pine River Capital Management L.P. (3)	4,873,214	5.8%
Sea Consolidation S.A. of Panama(4)	4,775,000	5.6%
Intermed Champion S.A. of Panama(4)	2,258,910	2.7%
Methoni Shipping Company Limited (4)	2,398,434	2.8%
Anemomilia Investment Company Limited(4)	1,144,114	1.4%

Officers and Directors	Number of Shares Beneficially Owned		Number of RSUs Granted
Takis Arapaglou	11,000	*	—
Nikolas P. Tsakos(5)	204,000	*	—
Michael G. Jolliffe	35,300	*	—
George V. Saroglou	60,000	*	—
Paul Durham	74,000	*	—
Peter C. Nicholson	43,900	*	—
Francis T. Nusspickel	30,850	*	—
Richard L. Paniguian	20,000	*	—
Aristides A.N. Patrinos, Ph.D.	61,150	*	—
Vladimir Jadro	17,000	*	—
Efthimios E. Mitropoulos	11,500	*	—
All officers and directors as a group (11 persons)(5)	568,700	**	—

*	Represents less than 1% of the common shares outstanding.
**	Represents 0.7% of the common shares outstanding.
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

(2)	According to Schedule 13G filed on February 14, 2015 by Wellington Management Group LLP (“Wellington”), as of December 31, 2014, Wellington beneficially owned 7,072,632 common shares. The business address of Wellington is 280 Congress Street, Boston, Massachusetts 02210.
(3)	According to Schedule 13G filed on February 13, 2015 by Pine River Capital Management L.P. (“Pine River”), as of December 31, 2014, Pine River beneficially owned 4,873,214 common shares. The business address of Pine River is 601 Carlson Parkway, Suite 330, Minnetonka, Minnesota, 55305.
(4)	According to the Schedule 13D/A filed on October 22, 2014 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama(“Intermed”), Methoni Shipping Company Limited (“Methoni”), Anemomilia Investment Company Limited (“Anemomilia”), Panayotis Tsakos and Nikolas Tsakos as of October 22, 2014, Sea Consolidation, Intermed, Methoni, Anemomilia and Nikolas Tsakos beneficially owned 4,775,000, 2,258,910, 2,398,434, 1,144,114 and 204,000 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer. The business address of each of Sea Consolidation, Intermed, Methoni, Mr. Panayotis Tsakos and Mr. Nikolas Tsakos is 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.
(5)	Does not include shares owned by Tsakos Holdings, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

As of March 31, 2015, we had 25 shareholders of record. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 84,563,395 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1), (2) and (5) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 8, 2015, individually or in the aggregate, is not material to us.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income is determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be presented in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1998 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Item 10. Additional Information—Description of Share Capital—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common Shares—We may not be able to pay cash dividends as intended.”

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

	High	Low
2010 (Annual)	$18.06	$9.18
2011 (Annual)	$10.99	$4.78
2012 (Annual)	$8.79	$3.19
2013 (Annual)	$6.11	$3.40
2014 (Annual)	$8.35	$4.99

2013
First Quarter	$4.35	$3.64
Second Quarter	$4.99	$3.40
Third Quarter	$5.58	$4.22
Fourth Quarter	$6.11	$4.56

2014
First Quarter	$8.14	$5.94
Second Quarter	$8.35	$6.69
Third Quarter	$7.70	$6.23
Fourth Quarter	$7.32	$4.99
October	$6 .78	$4.99
November	$7.32	$6.48
December	$7.25	$6.62
2015
First Quarter	$8.22	$6.55
January	$8.12	$6.55
February	$7.58	$6.91
March	$8.22	$7.00
Second Quarter
April (Through April 7, 2015)	$9.01	$8.41

Since May 2013, our Series B Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.PB.” The following table shows the high and low closing prices for our Series B Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$25.20	$21.71
2014 (Annual)	$25.25	$21.81

2013
Second Quarter(1)	$25.20	$24.37
Third Quarter	$24.74	$22.65
Fourth Quarter	$24.15	$21.71

2014
First Quarter	$23.72	$21.90
Second Quarter	$24.89	$23.60
Third Quarter	$25.25	$24.77
Fourth Quarter	$25.24	$21.81
October	$25.24	$21.81
November	$24.84	$24.22
December	$24.66	$23.50

2015
First Quarter	$25.70	$24.20
January	$25.05	$24.20
February	$25.00	$24.35
March	$25.70	$24.97
Second Quarter
April (Through April 7, 2015)	$25.59	$25.34

(1)	Commencing May 13, 2013.

Since October 2013, our Series C Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.PC.” The following table shows the high and low closing prices for our Series C Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$24.20	$21.78
2014 (Annual)	$27.03	$23.06

2013
Fourth Quarter(1)	$24.20	$21.78

2014
First Quarter	$24.81	$23.27
Second Quarter(1)	$25.90	$24.76
Third Quarter	$27.03	$25.50
Fourth Quarter	$26.28	$23.06
October	$26.28	$23.06
November	$25.60	$25.11
December	$25.83	$24.50

2015
First Quarter	$26.42	$25.16
January	$25.85	$25.16
February	$26.12	$25.33
March	$26.42	$25.96
Second Quarter
April (Through April 7, 2015)	$26.31	$26.24

(1)	Commencing October 3, 2013.

Comparison of Cumulative Total Shareholder Return

Set forth below is a graph comparing the cumulative total shareholder return of our common shares for the five years ended December 31, 2014 and the quarter ended March 31, 2015, with the cumulative total return of the S&P 500 Index, the Dow Jones U.S. Marine Transportation Index and the Bloomberg Tanker Index. Total shareholder return represents stock price changes and assumes the reinvestment of dividends. The graph assumes the investment of $100 on December 31, 2009. Past performance is not necessarily an indicator of future results.

ASSUMES $100 INVESTED ON DEC. 31, 2009

ASSUMES ALL DIVIDENDS REINVESTED

Source: Zachs Investment Research, Inc.

Item 10.	Additional Information

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 185,000,000 common shares, par value $1.00 per share, and 15,000,000 blank check preferred shares, $1.00 par value per share. Five hundred thousand (500,000) shares of the blank check preferred shares have been designated Series A Junior Participating Preferred Shares in connection with our adoption of a shareholder rights plan as described below under “—Shareholder Rights Plan,” 2,300,000 shares have been designated 8.00% Series B Cumulative Redeemable Preferred Shares as described below under “—Series B Preferred Shares” and 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Preferred Shares as described below under “—Series C Preferred Shares.” As of March 31, 2015, there were 84,712,295 common shares, 2,000,000 8.00% Series B Cumulative Redeemable Preferred Shares, 2,000,000 8.875% Series C Cumulative Redeemable Preferred Shares and no Series A Junior Participating Preferred Shares issued and outstanding.

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

Series B Preferred Shares

We had 2,000,000 of our 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 31, 2015, which were issued on May 10, 2013. The initial liquidation preference of the Series B Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2018. The shares carry an annual dividend rate of 8.00% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series B Preferred Shares are in arrears, or (iv) the Series B Preferred Shares are not redeemed in whole by July 30, 2019. The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series B Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series B Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series B Preferred Shares, but before any distribution is made to or set aside for the holders of junior stock, including our common shares. The Series B Preferred Shares rank pari passu with the Series C Preferred Shares. The Series B Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series C Preferred Shares

We had 2,000,000 of our 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 31, 2015, which were issued on September 30, 2013. The initial liquidation preference of the Series C Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after October 30, 2018. The shares carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears, or (iv) the Series C Preferred Shares are not redeemed in whole by October 30, 2020. The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares will generally be entitled to receive the cash value of the liquidation preference of the Series C Preferred Shares, plus an amount equal to accumulated and unpaid dividends, after satisfaction of all liabilities to our creditors and holders of the Series C Preferred Shares, but before any distribution is made to or set aside for the holders of junior stock, including our common shares. The Series C Preferred Shares rank pari passu with the Series B Preferred Shares. The Series C Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

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

Voting rights. Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or our Bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of common shareholders present at the meeting. Our Bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided in a general meeting by a simple majority of the votes cast, on a show of hands, with each shareholder present (and each person holding proxies for any shareholder) entitled to one vote for each common share held by the common shareholder, except for special situations where a shareholder has lost the right to vote because he has failed to comply with the terms of a notice requiring him to provide information to the company pursuant to the Bye-laws, or his voting rights have been partly suspended under the Bye-laws as a consequence of becoming an interested person. In addition, a super-majority vote of not less than seventy-five percent (75%) of the votes cast at the meeting is required to effect any action related to the variation of class rights and a vote of not less than eighty percent (80%) of the votes cast at the meeting is required to effect any of the following actions: removal of directors, approval of business combinations with certain “interested” persons and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

The Series B and Series C Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series B or Series C Preferred Shares are in arrears, the holders of Series B and/or Series C Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series B or Series C Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series B or Series C Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series B or Series C Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series B and Series C Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series B and Series C Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding Series B and Series C Preferred Shares, respectively, voting as a single class, we may not:

•	adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series B or Series C Preferred Shares in any material respect;

•	issue any securities ranking pari passu with the Series B and Series C Preferred Shares if the cumulative dividends payable on outstanding Series B or Series C Preferred Shares are in arrears; or

•	create or issue any equity securities ranking senior to the Series B and Series C Preferred Shares.

On any matter described above in which the holders of the Series B and Series C Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series B and Series C Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

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

Our Bye-laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold,” then the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

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

The rights will expire at the close of business on October 10, 2015 unless the rights agreement is extended by our board of directors by amendment, unless earlier redeemed or exchanged by us.

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

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series B Preferred Shares and Series C Preferred Shares are listed on the New York Stock Exchange under the trade symbols “TNP-PB” and “TNP-PC,” respectively.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the shares, capital or common stock of Tsakos Energy Navigation, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2015 is $10,455.

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

•

More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

Our common shares, Series B Preferred Shares and Series C Preferred Shares are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, Series B Preferred Shares and Series C Preferred Shares, which are our sole classes of our issued and outstanding shares, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2014 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series B Preferred Shares and Series C Preferred Shares, which are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2014, we satisfied the listing requirement for 2014. We expect that we will continue to do so for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series B Preferred Shares and Series C Preferred Shares satisfied the trading frequency and trading volume tests for 2014 and will also do so in subsequent years. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series B Preferred Shares and Series C Preferred Shares in 2014 and we expect to be the case with our common shares, Series B Preferred Shares and Series C Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series B Preferred Shares and Series C Preferred Shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series B Preferred Shares and Series C Preferred Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, which we refer to as the “5 Percent Override Rule.”

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

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series B Preferred Shares and Series C Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series B Preferred Shares and Series C Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series B Preferred Shares and Series C Preferred Shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2014. Therefore, we believe that we satisfied the Publicly-Traded Test for 2014. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, Series B Preferred Shares and Series C Preferred Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, Series B Preferred Shares and Series C Preferred Shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals are eligible for taxation at capital gains rates (currently 20% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares, Series B Preferred Shares and Series C Preferred Shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(b) of the Internal Revenue Code. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent (in the case of our common shares) or five percent (in the case of our Series B Preferred Shares or our Series C Preferred Shares) of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Sale or exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares, Series B Preferred Shares or Series C Preferred Shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares, Series B Preferred Shares or Series C Preferred Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares, Series B Preferred Shares or Series C Preferred Shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares, Series B Preferred Shares or Series C Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series B Preferred Shares or Series C Preferred Shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares, Series B Preferred Shares or Series C Preferred Shares and (2) distributions on our common shares, Series B Preferred Shares or Series C Preferred Shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares, Series B Preferred Shares or Series C Preferred Shares and gain realized on the sale of common shares, Series B Preferred Shares or Series C Preferred Shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares, Series B Preferred Shares or Series C Preferred Shares from a decedent generally will not receive a stepped-up basis in the common shares, Series B Preferred Shares or Series C Preferred Shares. Instead, the United States holder will have a tax basis in the common shares, Series B Preferred Shares or Series C Preferred Shares equal to the lower of the fair market value of the common shares, Series B Preferred Shares or Series C Preferred Shares and the decedent’s basis.

If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series B Preferred Shares or Series C Preferred Shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares, Series B Preferred Shares or Series C Preferred Shares will be treated as marketable stock for a calendar year if the common shares, Series B Preferred Shares or Series C Preferred Shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares, Series B Preferred Shares or Series C Preferred Shares for that year, regardless of whether the United States holder actually sells the common shares, Series B Preferred Shares or Series C Preferred Shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares, Series B Preferred Shares or Series C Preferred Shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

Other PFIC Elections. If a United States holder held our stock during a period when we were treated as a PFIC, but the United States holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States holder could elect to cease to be subject to the rules described above with respect to those shares by making a “deemed sale” or, in certain circumstances, a “deemed dividend” election with respect to our stock. If the United States holder makes a deemed sale election, the United States holder will be treated, for purposes of applying the rules described above under the heading “consequences of PFIC status,” as having disposed of our stock for its fair market value on the last day of the last taxable year for which we qualified as a PFIC (the “termination date”). The United States holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock, Series B Preferred Shares or Series C Preferred Shares. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “consequences of PFIC status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our stock.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2015 we had a notional amount of $247.7 million in effective hedging swaps and a further notional amount of $52.7 million in interest rate swaps that do not meet hedging criteria. The annualized impact resulting from a 0.25% point increase in interest rates based on the notional amount at December 31, 2014 would be an increase of approximately $0.3 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $2.9 million based on the outstanding amounts as of December 31, 2014 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2014, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted- average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2014	Expected Maturities(1)
		2015	2016	2017	2018	2019	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt(5):
Fixed Rate Debt	42.7	10.6	10.6	10.6	8.1	2.8	0
Weighted Average Interest Rate	5.44%	5.19%	5.19%	5.19%	5.19%	5.19%	5.19%
Variable Rate Debt(2)	1,375.6	217.9	250.4	177.8	297.6	156.6	275.4
Weighted Average Interest Rate	2.23%	2.37%	3.33%	4.10%	4.46%	4.93%	5.04%
	1,418.3	228.5	260.9	188.3	305.7	159.5	275.4
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed(3)
Notional Amount at December 31, 2014	249	9.5	39.3	17.9	58.8	53.8	69.7
Average Pay Rate	3.26%	3.06%	2.67%	2.67%	2.60%	2.60%	2.48%
Average Receive Rate	0.35%	0.43%	1.21%	1.99%	2.33%	2.55%	2.69%

Cap and Floor Options(4)
Notional Amount	52.7	5	47.7	—	—	—	—
Average Pay Rate(2)	3.79%	2.33%	5.07%	%	—	—	—
Average Receive Rate	0.37%	0.37%	0.85%	%	—	—	—
	301.7	14.5	87.0	17.9	58.8	53.8	69.7

(1)	These are the expected maturities based on the balances as of December 31, 2014.
(2)	Interest Payments on US Dollar–denominated debt and interest rate swaps are based on LIBOR.
(3)	As of December 31, 2014 we had $249.0 million in effecting hedging swap and a further $52.7 million in interest rate swaps that do not meet hedging criteria.
(4)	As of December 31, 2014 we had $52.7 million in interest rate swaps that do not meet hedging criteria.

Bunker price risk

During 2014, the Company entered into the following fixed price bunker (vessel fuel) swap agreements and put options:

Trade Date	Index	Index	Buy/Sell	Effective Date	Termination Date	Notional Quantity Per Month	Total Notional Quantity	Fixed Price per MT (Buy/(Sell)
July 15, 2014	GO 0.1% FOB ROT	Energy Swap	Buy	July 15, 2014	March 31, 2015	200	1,800	$888
August 14, 2014	FO 3.5% FOB ROT	Energy Swap	Buy	August 15, 2014	March 31, 2015	1,000	8,000	$560
August 14, 2014	GO 0.1% FOB ROT	Energy Swap	Buy	January 1, 2015	December 31, 2015	200	2,400	$878
September 2, 2014	FO 3.5% FOB ROT	Energy Swap	Buy	January 1, 2015	December 31, 2015	1,000	12,000	$560
September 24, 2014	FO 3.5% FOB ROT	Energy Swap	Buy	January 1, 2015	December 31, 2015	1,000	12,000	$539
September 24, 2014	GO 0.1% FOB ROT	Energy Swap	Buy	January 1, 2015	December 31, 2015	200	2,400	$840
June 27, 2014	FO 3.5% FOB ROT	Energy Swap	Sell	July 1, 2014	December 31, 2014	1,000	6,000	$(587)
June 27, 2014	FO 1% FOB ROT	Energy Swap	Buy	July 1, 2014	December 31, 2014	1,000	6,000	$621
December 8, 2014	FO 3.5% FOB ROT	Put Option	Buy	January 1, 2015	June 30, 2015	3,500-2,000	17,000	$(350)
December 9, 2014	FO 3.5% FOB ROT	Put Option	Buy	July 1, 2015	December 31, 2015	2,000	12,000	$(345)
December 12, 2014	GO 0.1% FOB ROT	Put Option	Buy	January 1, 2015	December 31, 2015	600-400	5,400	$(580)

In 2014, the Company made an aggregate cash payment of $1.0 million for the monthly settlement of the open bunker swap agreements during 2014 and $1.2 million premium for the put options.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2014, approximately 26% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2014 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and on general and administrative expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry-docking expenses and corporate overhead, our management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, if inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

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

Because of the inherent limitations of internal controls over financial reporting, misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2014, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2014, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel and Takis Arapoglou, whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with the rules of the SEC and the listing standards of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our independent auditor for the fiscal years ended December 31, 2014 and 2013.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2014 and 2013 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young Audit services performed in 2014 and 2013 (in Euros) was €615,461 and €793,750 respectively.

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2014 or 2013.

Tax Fees

Ernst & Young did not provide any other services that would be classified in this category during 2014 or 2013.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2014 or 2013.

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

On August 11, 2011, the Company announced the authorization of a new share buy-back program allocating up to $20.0 million for purchases in the open market and in other transactions. There were no repurchases of common shares under this program during 2012, 2013 or 2014.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2014 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

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

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited*
1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)
1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.2 to the Company’s Form 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)
2.1	Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on May 9, 2013)
2.2	Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on September 27, 2013)
2.3	Rights Agreement, dated as of September 29, 2005, between Tsakos Energy Navigation Limited and The Bank of New York, as Rights Agent (filed as an exhibit to the Company’s Form 6-K filed with the SEC on September 30, 2005, and hereby incorporated by reference)
4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)
4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**
7	Statement regarding computation of ratio of earnings to fixed charges
8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)
11	Code of Ethics†
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)
15.2	Consent of Howe Robinson Partners Pte Ltd. (filed herewith)
101.INS	XBRL Instance Document (filed herewith)
101.SCH	XBRL Taxonomy Extension Schema (filed herewith)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)
101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)
101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 8, 2015

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 8, 2015 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 8, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries and our report dated April 8, 2015 expressed an unqualified opinion thereon.

/s/    ERNST & YOUNG (HELLAS) CERTIFIED AUDITORS – ACCOUNTANTS S.A.

Athens, Greece

April 8, 2015

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	2014	2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$202,107	$162,237
Restricted cash	12,334	9,527
Accounts receivable, net	42,047	21,873
Insurance claims	288	2,569
Due from related companies (Note 2)	1,895	1,084
Advances and other	10,341	13,097
Inventories	15,941	19,660
Prepaid insurance and other	2,403	2,354
Current portion of financial instruments-Fair value (Note 15)	2,443	140

Total current assets	289,799	232,541

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	—	1,438
FIXED ASSETS (Note 5)
Advances for vessels under construction	188,954	58,521
Vessels	2,834,289	2,710,418
Accumulated depreciation	(635,135)	(537,350)

Vessels’ Net Book Value	2,199,154	2,173,068

Total fixed assets	2,388,108	2,231,589

DEFERRED CHARGES, net (Note 6)	20,190	17,331

Total assets	$2,699,097	$2,483,899

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 7)	$228,492	$126,361
Payables	33,052	52,319
Due to related companies (Note 2)	10,136	6,930
Dividends payable	5,083	—
Accrued liabilities	19,255	16,628
Accrued bank interest	5,933	6,058
Unearned revenue	9,897	14,014
Current portion of financial instruments—Fair value (Note 15)	15,434	5,962

Total current liabilities	327,282	228,272

LONG-TERM DEBT, net of current portion (Note 7)	1,189,844	1,253,937
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 15)	4,059	4,027
STOCKHOLDERS’ EQUITY:
Preferred shares, $1.00 par value; 15,000,000 authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares issued and outstanding at December 31, 2014 and December 31, 2013.	4,000	4,000
Common stock, $ 1.00 par value; 185,000,000 and 85,000,000 shares authorized at December 31, 2014 and December 31, 2013 respectively; 84,712,295 and 57,969,448 shares issued and outstanding at December 31, 2014 and 2013 respectively.	84,712	57,969
Additional paid-in capital	650,536	500,737
Accumulated other comprehensive loss	(10,290)	(6,789)
Retained earnings	437,565	430,548

Total Tsakos Energy Navigation Limited stockholders’ equity	1,166,523	986,465
Noncontrolling Interest (Note 12)	11,389	11,198

Total stockholders’ equity	1,177,912	997,663

Total liabilities and stockholders’ equity	$2,699,097	$2,483,899

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2014	2013	2012
VOYAGE REVENUES:	$501,013	$418,379	$393,989
EXPENSES:
Commissions	18,819	16,019	12,215
Voyage expenses	135,324	116,980	111,797
Vessel operating expenses	147,346	130,760	133,251
Depreciation	97,938	95,349	94,340
Amortization of deferred dry-docking costs	4,953	5,064	4,910
Management fees (Note 2(a))	16,457	15,896	15,887
General and administrative expenses	4,430	4,366	4,093
Stock compensation expense (Note 9)	142	469	730
Foreign currency (gains)/losses	(444)	293	30
Net loss on sale of vessels	—	—	1,879
Vessel impairment charge (Note 5)	—	28,290	13,567

Total expenses	424,965	413,486	392,699

Operating income	76,048	4,893	1,290

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(43,074)	(40,917)	(51,576)
Interest income	498	366	1,348
Other, net	246	(2,912)	(118)

Total other expenses, net	(42,330)	(43,463)	(50,346)

Net income/(loss)	33,718	(38,570)	(49,056)
Less: Net (income)/loss attributable to the noncontrolling interest	(191)	1,108	(207)

Net income/(loss) attributable to Tsakos Energy Navigation Limited	$33,527	$(37,462)	$(49,263)

Effect of preferred dividends	(8,438)	(3,676)	—
Net income/(loss) attributable to Tsakos Energy Navigation Limited common shareholders	$25,089	$(41,138)	$(49,263)
Earnings/(loss) per share, basic and diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.32	$(0.73)	$(0.92)

Weighted average number of shares, basic and diluted	79,114,401	56,698,955	53,301,039

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2014	2013	2012
Net income/(loss)	$33,718	$(38,570)	$(49,056)

Other comprehensive income/(loss)
Unrealized gains/(losses) from hedging financial instruments
Unrealized (loss)/gain on interest rate swaps, net	(3,655)	7,230	17,996
Amortization of deferred loss on de-designated financial instruments	154	877	2,173

Total unrealized (losses)/gains from hedging financial instruments	(3,501)	8,107	20,169
Unrealized (loss)/gain on marketable securities	—	(79)	228
Realized gain on marketable securities reclassified to Statements of Operations	—	(89)	(95)

Other Comprehensive (loss)/income	(3,501)	7,939	20,302

Comprehensive income/(loss)	30,217	(30,631)	(28,754)
Less: comprehensive (income)/loss attributable to the noncontrolling interest	(191)	1,108	(207)

Comprehensive income/(loss) attributable to Tsakos Energy Navigation Limited	$30,026	$(29,523)	$(28,961)

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
BALANCE December 31, 2011	$—	$46,209	$351,566	$554,314	$(35,030)	$917,059	$2,099	$919,158
Net income/(loss)				(49,263)		(49,263)	207	(49,056)
—Issuance of 10,000,000 shares		10,000	52,329			62,329		62,329
—Issuance of 234,500 shares of restricted share units		234	(234)			—		—
—Cash dividends paid ($0.50 per common share)				(26,623)		(26,623)		(26,623)
—Other comprehensive income (loss)					20,302	20,302		20,302
—Amortization of restricted share units			730			730		730

BALANCE December 31, 2012	$—	$56,443	$404,391	$478,428	$(14,728)	$924,534	$2,306	$926,840
Net income/(loss)				(37,462)		(37,462)	(1,108)	(38,570)
—Issuance of 8% Series B Preferred Shares	2,000	—	45,043			47,043		47,043
—Issuance of 8.875% Series C Preferred Shares	2,000		45,315			47,315		47,315
—Issuance of common stock under distribution agency agreement		1,430	5,615			7,045		7,045
—Issuance of 96,000 shares of restricted share units		96	(96)			—		—
—Capital contribution of noncontrolling interest owners						—	10,000	10,000
—Cash dividends paid ($0.15 per common share)				(8,529)		(8,529)		(8,529)
—Dividends paid on Series B Preferred Shares				(1,889)		(1,889)		(1,889)
—Other comprehensive income (loss)					7,939	7,939		7,939
—Amortization of restricted share units			469			469		469

BALANCE December 31, 2013	$4,000	$57,969	$500,737	$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income/(loss)				33,527		33,527	191	33,718
—Issuance of 25,645,000 common shares		25,645	143,631			169,276		169,276
—Issuance of common stock under distribution agency agreement		1,078	6,046			7,124		7,124
—Issuance of 20,000 shares of restricted share units		20	(20)			—		—
—Cash dividends paid ($0.15 per common share)				(12,623)		(12,623)		(12,623)
—Cash dividends declared ($0.06 per common share)				(5,083)		(5,083)		(5,083)
—Dividends paid on Series B Preferred Shares				(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares				(4,804)		(4,804)		(4,804)
—Other comprehensive income (loss)					(3,501)	(3,501)		(3,501)
—Amortization of restricted share units			142			142		142

BALANCE December 31, 2014	$4,000	$84,712	$650,536	$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars)

	2014	2013	2012
Cash Flows from Operating Activities:
Net income/(loss)	$33,718	$(38,570)	$(49,056)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	97,938	95,349	94,340
Amortization of deferred dry-docking costs	4,953	5,064	4,910
Amortization of loan fees	1,245	1,101	946
Stock compensation expense	142	469	730
Change in fair value of derivative instruments	4,984	(6,021)	(2,832)
Gain on sale of marketable securities	—	(89)	(95)
Loss on sale of vessels	—	—	1,879
Vessel impairment charge	—	28,290	13,567
Payments for dry-docking	(6,055)	(5,680)	(7,566)
(Increase)/Decrease in:
Receivables	(15,948)	5,269	(8,874)
Inventories	3,719	(5,304)	5,479
Prepaid insurance and other	(49)	1,214	1,804
Increase/(Decrease) in:
Payables	(16,061)	22,265	12,214
Accrued liabilities	2,502	5,459	(4,022)
Unearned revenue	(4,117)	9,107	(2,562)

Net Cash provided by Operating Activities	106,971	117,923	60,862

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(130,436)	(37,182)	(81,848)
Vessel acquisitions and/or improvements	(123,871)	(108,840)	(2,454)
Proceeds from sale of marketable securities	—	1,585	1,098
Proceeds from sale of vessels	—	—	40,219

Net Cash used in Investing Activities	(254,307)	(144,437)	(42,985)

Cash Flows from Financing Activities:
Proceeds from long-term debt	158,533	110,000	83,558
Financing costs	(2,998)	(1,067)	(1,550)
Payments of long-term debt	(120,495)	(172,129)	(156,794)
(Increase)/Decrease in restricted cash	(2,807)	6,665	(10,208)
Proceeds from stock issuance program, net	176,400	7,045	62,329
Proceeds from preferred stock issuance, net	—	94,358	—
Cash dividend	(21,427)	(10,418)	(26,623)
Capital contribution from noncontrolling interest owners to subsidiary	—	10,000	—

Net Cash provided by/(used in) Financing Activities	187,206	44,454	(49,288)

Net increase/(decrease) in cash and cash equivalents	39,870	17,940	(31,411)
Cash and cash equivalents at beginning of period	162,237	144,297	175,708

Cash and cash equivalents at end of period	$202,107	$162,237	$144,297

Interest paid
Cash paid for interest, net of amounts capitalized	$34,390	$44,057	$57,323

The accompanying notes are an integral part of these consolidated financial statements

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2014, 2013 and 2012, the Holding Company consolidated two variable interest entities (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in those entities. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude and product oil carriers and one LNG carrier providing worldwide marine transportation services under long, medium or short-term charters.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are separately reflected in the accompanying Consolidated Statements of Operations.

(d)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(e)	Trade Accounts Receivable, Net: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2014 and 2013). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the ageing of such balances and any amounts in dispute.

(f)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

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

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2012 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (LWT) was increased to $0.39 from $0.30. Management’s estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections,” was to decrease net loss for the year ended December 31, 2012 by $929 or $0.02 per weighted average number of shares, both basic and diluted. The decrease in depreciation expense for the year ended December 31, 2014 was approximately $3,787 or $0.05 per weighted average number of shares, both basic and diluted and $3,787 or $0.07 per weighted average number of shares, both basic and diluted, for December 31, 2013 based on the Company’s fleet existing at December 31, 2012. Economic useful lives are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carrier from the date of original delivery from the shipyard.

(h)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2014 did not indicate an impairment charge, whereas at December 31, 2013 and December 31, 2012 there were impairment charges (Note 5).

(i)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2014, 2013 and 2012, there were no vessels held for sale.

(j)

Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of ten years as previously estimated. This change in estimate does not have a material effect in the year ended December 31, 2014, and is not expected to have material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

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

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2014, 2013 and 2012 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2014	2013	2012
A	19%	21%	17%
B	13%	7%	14%
C	9%	11%	8%
D	7%	8%	10%

(m)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates a liquefied natural gas (LNG) carrier which meets the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of this vessel separately, or makes any decisions about resources to be allocated to this vessel or assesses its performance separately, therefore, the LNG carrier does not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(n)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value, and realized payments or receipts upon exercise of the options are recognized in the Statement of Operations as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(p)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2014.

(q)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 9).

(r)	Marketable Securities: The Company from March 2011 until their disposal in July 2013 had investments in marketable securities that had readily determinable fair values and were classified as available for sale. Such investments were measured subsequently at fair value in the statement of financial position. Unrealized holding gains and losses for available for sale securities were excluded from earnings and were reported in Accumulated other comprehensive income/(loss) until realized (Note 4).

(s)	Recent Accounting Pronouncements:

1)	Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity: In April 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-08 “Presentation of Financial Statements and Property, Plant and Equipment: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. Early adoption is permitted but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued or available for issuance.

2)	Revenue from Contracts with Customers: In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09 – Revenue from Contracts with Customers, that will supersede virtually all of the existing revenue recognition guidance in US GAAP and is effective for annual periods beginning on or after December 15, 2016. Early adoption is not permitted. The standard establishes a five-step model that will apply to revenue earned from a contract with a customer. The standard’s requirements will also apply to the sale of some non-financial assets that are not part of the entity’s ordinary activities. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligations; changes in contract asset and liability account balances between periods and key judgments and estimates. Management is in the process of assessing the impact of the new standard on Company’s financial position.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3)	Going Concern: In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15 – Presentation of Financial Statements—Going Concern. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 requires an entity’s management to evaluate at each reporting period based on the relevant conditions and events that are known at the date of financial statements are issued, whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued and to disclose the necessary information. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted

4)	Derivatives and Hedging: In November 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-16 – Derivatives and Hedging. This standard provides guidance on determining whether the host contract in a Hybrid Financial Instrument issued in the form of a share is more akin to debt or to equity. One criterion requires evaluating whether the nature of the host contract is more akin to debt or to equity and whether the economic characteristics and risks of the embedded derivative feature are clearly and closely related to the host contract. In making that evaluation, an issuer or investor may consider all terms and features in a hybrid financial instrument including the embedded derivative feature that is being evaluated for separate accounting or may consider all terms and features in the hybrid financial instrument except for the embedded derivative feature that is being evaluated for separate accounting. The use of different methods can result in different accounting outcomes for economically similar hybrid financial instruments. This guidance will be effective for periods after December 15, 2015.

5)	Income Statement—Extraordinary and Unusual Items: In January 2015, the FASB issued ASU No. 2015-01 “Income Statement—Extraordinary and Unusual Items: Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items”. The concept of extraordinary items is removed and instead items that are both unusual in nature and infrequently occurring should be presented within income from continuing operations or disclosed in notes to financial statements because those items satisfy the conditions for an item that is unusual in nature or infrequently occurring. The new accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early application is permitted. Companies have the option to apply the amendments of ASU No. 2015-01 either prospectively or retrospectively.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2014	2013	2012
Tsakos Shipping and Trading S.A. (commissions)	6,189	5,219	5,304
Tsakos Energy Management Limited (management fees)	15,840	15,487	15,587
Tsakos Columbia Shipmanagement S.A.	2,091	1,621	1,280
Argosy Insurance Company Limited	9,529	9,129	9,701
AirMania Travel S.A.	4,797	4,810	3,661

Total expenses with related parties	38,446	36,266	35,533

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Balances due from and to related parties are as follows:

	December 31,
	2014	2013
Due from related parties
Tsakos Columbia Shipmanagement Ltd	1,895	1,084

Total due from related parties	1,895	1,084

Due to related parties
Tsakos Shipping and Trading S.A.	881	555
Tsakos Energy Management Limited	93	92
Argosy Insurance Company Limited	8,766	6,008
AirMania Travel S.A.	396	275

Total due to related parties	10,136	6,930

There is also, at December 31, 2014 an amount of $875 ($319 in 2013) due to Tsakos Shipping and Trading S.A. and $379 ($356 in 2013) due to Argosy Insurance Limited, included in Accrued liabilities which relates to services rendered by related parties not yet invoiced.

(a)	Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2014 and 2013, the monthly fees for operating vessels were $27.5, for vessels chartered in or on a bare-boat basis were $20.4 and for the LNG carrier $35.8 ($35.0 in 2013) of which $10.0 was paid to the Management Company and $25.8 ($25.0 in 2013) to a third party manager. Monthly management fees for the DP2 shuttle tankers have been agreed at $35.0 per vessel. Since the expiry of the bareboat charter of the VLCC Millennium on July 30, 2013, management fees for this vessel are $27.5 per month of which $13.7 are payable to a third party manager. Management fees for the suezmax Eurochampion 2004 are $27.5 per month of which, effective September 22, 2013, $12.0 are payable to a third party manager.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2014, 2013 and 2012, there was no such award. However, special awards totaling $400 ($500 in 2013) were paid and $460 ($0 in 2013) was declared for payment to the Management Company for services in relation to capital raising offerings during 2014 and 2013. These awards have been included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

on ten days notice, and the Holding Company would be obligated to pay the Management Company the present discounted value of all payments that would have otherwise been due under the main agreement up until June 30 of the tenth year following the date of the termination plus the average of the incentive awards previously paid to TEM multiplied by 10. As at December 31, 2014 such payment would be approximately $166,256 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels as at December 31, 2014, scheduled for future delivery, are:

Year	Amount
2015	19,344
2016	19,404
2017	20,111
2018	20,332
2019	20,332
2020 to 2024	91,494

191,017

Management fees for vessels are included in the accompanying Consolidated Statements of Operations. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee, per vessel, of $20.4 in 2014, 2013 and $20.0 in 2012. These fees in total amounted to $2,224, $492 and $612 for 2014, 2013 and 2012, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

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

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Statements of Operations. Tsakos Shipping also provides sale and purchase of vessels brokerage service. For this service, Tsakos Shipping may charge brokerage commission. In 2014, this commission was $605 or approximately 0.5% of the acquisition price of the vessels Euro and Eurovision, which were included in vessel’s cost. There were no sales of vessels in 2014. In 2013, there were no sales or purchases of vessels. In 2012, this commission was approximately 1%.

Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is being amortized over the remaining life of the vessels. In 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014. In 2013 and 2012, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders, and directors of the Holding Company.

(d)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(e)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

(f)	During 2014, the Company acquired the suezmax tankers Eurovision and Euro for $61,814 and $59,804 respectively. Those tankers were acquired from companies that are subject to influence by certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company.

3.	Long-term Investments

At December 31, 2014, 2013 and 2012, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2014, 2013 and 2012.

4.	Marketable securities

In March 2011, the Company placed $2,500 in highly liquid, low risk marketable securities which are considered to be available-for-sale for reporting purposes. In December 2012, the Company sold $1,098 of these marketable securities realizing a gain of $95 which was reclassified from Accumulated other comprehensive income/(loss) to the Statement of Operations. In July 2013, the Company sold the remaining marketable securities realizing a gain of $89, reclassified from Accumulated other Comprehensive income/(loss) to the statement of Operations. At December 31, 2014 and 2013 there are no marketable securities.

5.	Vessels

Acquisitions

During 2014, the Company acquired the suezmax tankers Eurovision and Euro for $61,814 and $59,804 respectively (Note 2(f)). Those tankers were acquired from companies that are subject to influence by

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

certain members of the Tsakos family, who are also shareholders, officers and directors of the Holding Company. During 2013, the Company took delivery of two newbuilding DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014, at a total cost of $203,908 of which $105,763 was incurred in 2013. In 2012, there were no vessel acquisitions.

Sales

There were no vessel sales in 2014 and 2013. In 2012, the Company sold the VLCCs La Madrina and La Prudencia, classified as held for sale at December 31, 2011, for net proceeds of $40,219 in total, realizing a loss of $1,879. The capital gains or losses from the sale of vessels are separately reflected in the accompanying 2012 Consolidated Statements of Operations.

Impairment

As of December 31, 2014, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review did not indicate an impairment of the carrying value of the Company’s vessels. At December 31, 2013, the carrying amount for four of the Company’s vessels; Silia T, Triathlon, Delphi and Millennium was not fully recoverable. Consequently the carrying value of these four vessels, totaling $123,540 has been written down to $95,250, based on level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 15(c)). The resulting impairment charge was $28,290 and is reflected in the accompanying 2013 Consolidated Statements of Operations. During 2012, the carrying value of the VLCC Millennium was written down resulting in a total impairment charge of $13,567.

6.	Deferred Charges

Deferred charges consist of dry-docking and special survey costs, net of accumulated amortization, amounted to $13,830 and $12,724 at December 31, 2014 and 2013, respectively, and loan fees, net of accumulated amortization, amounted to $6,360 and $4,607 and at December 31, 2014 and 2013, respectively. Amortization of deferred dry-docking costs is separately reflected in the accompanying Consolidated Statements of Operations, while amortization of loan fees is included in Interest and finance costs, net (Note 8).

7.	Long–Term Debt

Facility	2014	2013
(a) Credit facilities	732,130	808,218
(b) Term bank loans	686,206	572,080

Total	1,418,336	1,380,298
Less – current portion	(228,492)	(126,361)

Long-term portion	1,189,844	1,253,937

(a)	Credit facilities

As at December 31, 2014, the Company had six reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two facilities which have both a reducing revolving credit

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

component and a term bank loan component, with balloon payments due at maturity between December 2015 and February 2019. At December 31, 2014 and 2013 there was no available unused amount. Interest is payable at rates based on LIBOR plus a spread. At December 31, 2014, the interest rates on these facilities ranged from 0.92% to 5.19% (1.48% to 5.69% at December 31, 2013).

(b)	Term bank loans

Term loan balances outstanding at December 31, 2014 amounted to $686,206.

On June 17, 2014, the Company signed a new seven-year term bank loan for $42,000, which was drawn down the same day, providing partial financing of the suezmax tanker Eurovision, acquired on the same day. The loan is repayable in 14 semi-annual installments of $1,400 and a balloon payment of $22,400.

On June 30, 2014, the Company signed a new syndicated six-year term bank loan for up to $193,239 relating to the pre and post delivery partial financing of five aframax tankers under construction. On July 2, 2014, an amount of $25,610 was drawdown to finance the second yard installment for the construction of the five vessels. The loan is repayable in 12 consecutive semi-annual installments of $6,038 and a balloon payment of $120,783.

On July 7, 2014, the Company signed a new six-year term bank loan for $39,000, which was drawn down on July 8, 2014, providing partial financing of the suezmax tanker Euro, acquired on the same day. The loan is repayable in 12 consecutive semi-annual installments of $1,300 and a balloon payment of $23,400.

On August 22, 2014, the Company signed a new seven-year term bank loan for $38,800 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel. The loan is repayable in 14 consecutive semi-annual installments of $1,290 and a balloon payment of $20,740.

On August 22, 2014, the Company signed a new six-year term bank loan for up to $78,744 relating to the pre and post delivery partial financing of two aframax tankers under construction. On August 26, 2014, an amount of $10,344 was drawdown to finance the second yard installment for the construction of the vessels. The loan is repayable in 12 consecutive semi-annual installments of $2,335 and a balloon payment of $50,730.

On August 22, 2014, the Company signed a new six-year term bank loan for $39,954 relating to the pre and post delivery partial financing of one aframax tanker under construction. On August 26, 2014, an amount of $5,172 was drawdown to finance the second yard installment for the construction of the vessel. The loan is repayable in 12 consecutive semi-annual installments of $1,249 and a balloon of $24,971.

On September 29, 2014, the Company arranged a new term bank loan for the pre-delivery financing of the LNG carrier under construction. The facility amount is the lower of $52,195 or the 50% of the pre-delivery value of the vessel. The loan agreement was signed on October 16, 2014. An amount of $31,235 was drawdown on October 23, 2014,and an amount of $20,960 was drawn-down on March 5, 2015 (Note 16 (e)). The loan is repayable in a single installment due on the delivery date of the vessel.

All term bank loans, except for one which is paid in quarterly installments, and the one which is repayable on the delivery of the LNG carrier, are payable in U.S. Dollars in semi-annual installments,

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

with balloon payments due at maturity between October 2016 and April 2024. Interest rates on the outstanding loans as at December 31, 2014 are based on LIBOR plus margin. At December 31, 2014, the interest rates on these term bank loans ranged from 1.73% to 3.98%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2014	2.23%
Year ended December 31, 2013	2.49%
Year ended December 31, 2012	1.87%

Loan movements for credit facilities and term loans throughout 2014:

Loan	Origination Date	Original Amount	Balance at January 1, 2014	New Loans	Repaid	Balance at December 31, 2014
Credit facility	2005	220,000	121,090	—	13,135	107,955
Credit facility	2006	275,000	113,270	—	11,823	101,447
Credit facility[1]	2004	179,384	101,800	—	10,555	91,245
Credit facility	2005	220,000	65,598	—	6,600	58,998
Credit facility	2006	371,010	231,010	—	20,000	211,010
10-year term loan	2004	71,250	28,907	—	3,125	25,782
Credit facility	2006	70,000	31,250	—	4,375	26,875
Credit facility	2007	120,000	87,500	—	5,000	82,500
10-year term loan	2007	88,350	60,750	—	5,520	55,230
Credit facility	2007	82,000	56,700	—	4,600	52,100
10-year term loan	2009	38,600	26,812	—	2,234	24,578
8-year term loan	2009	40,000	27,500	—	820	26,680
12 year term loan	2009	40,000	31,250	—	2,500	28,750
10-year term loan	2010	39,000	29,900	—	2,600	27,300
7-year term loan	2010	70,000	56,080	—	4,640	51,440
10-year term loan	2010	43,924	34,271	—	3,218	31,053
9-year term loan	2010	42,100	34,300	—	2,600	31,700
10-year term loan	2011	48,000	40,000	—	3,200	36,800
9-year term loan	2011	48,650	42,163	—	3,243	38,920
8-year term loan	2012	73,600	71,300	—	4,600	66,700
8-year term loan	2011	73,600	71,147	—	4,907	66,240
7-year term loan	2013	18,000	17,700	—	1,200	16,500
7-year term loan	2014	42,000	—	42,000	—	42,000
6-year term loan	2014	193,239	—	25,610	—	25,610
6-year term loan	2014	39,000	—	39,000	—	39,000
7-year term loan	2014	38,800	—	5,172	—	5,172
6-year term loan	2014	78,744	—	10,344	—	10,344
6-year term loan	2014	39,954	—	5,172	—	5,172
19-month term loan	2014	52,195	—	31,235	—	31,235

Total			1,380,298	158,533	120,495	1,418,336

[1]	This credit facility includes a fixed interest rate portion amounting to $42,688 as at December 31, 2014.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted of $79,563 at December 31, 2014 and $78,144 at December 31, 2013, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,250. Two loan agreements require a monthly pro rata transfer to a retention account of any principal due but unpaid.

At December 31, 2014, the Company and its wholly and majority owned subsidiaries were compliant with the original financial covenants in its loan agreements, including the leverage ratio and the value-to-loan requirements and all other terms and covenants, except in the case of the value-to-loan requirements in one of its loan agreements with an outstanding balance of $31,700 as of December 31, 2014 ($34,300 as of December 31, 2013). The value-to-loan ratio will be satisfied with the repayment of the next two scheduled semi-annual installments and therefore, no amount has been reclassified in the current liabilities at December 31, 2014.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2014, the Company’s working capital (non-restricted net current assets), amounted to a deficit of $49,817. Net cash flow generated from operations is the Company’s main source of liquidity whereas other management alternatives to ensure service of the Company’s commitments include, but are not limited to, the issuance of additional equity, re-negotiation of new-building commitments and utilization of suitable opportunities for asset sales, etc. Management believes, such alternatives along with current available cash holdings and cash expected to be generated from the operation of vessels, will be sufficient to meet the Company’s liquidity and working capital needs for a reasonable period of time.

The annual principal payments required to be made after December 31, 2014, are as follows:

Year	Amount
2015	228,492
2016	260,931
2017	188,313
2018	305,713
2019	159,459
2020 and thereafter	275,428

1,418,336

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Interest and Finance Costs, net

	2014	2013	2012
Interest expense	33,389	41,741	49,701
Less: Interest capitalized	(2,384)	(1,945)	(1,758)

Interest expense, net	31,005	39,796	47,943
Interest swap cash settlements non-hedging	3,231	5,012	8,043
Bunkers swap cash settlements	997	(151)	(2,433)
Bunker put options premium	1,199	—	—
Amortization of loan fees	1,245	1,101	946
Bank charges	240	379	243
Amortization of deferred loss on termination of financial instruments	154	877	2,173
Change in fair value of non-hedging financial instruments	5,003	(6,097)	(5,339)

Net total	43,074	40,917	51,576

At December 31, 2014, the Company was committed to seven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $301,763 maturing from March 2016 through March 2021, on which it pays fixed rates averaging 3.61% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 15).

At December 31, 2014, the Company held six of the seven interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $249,013.

The fair value of such financial instruments as of December 31, 2014 and 2013 in aggregate amounted to $7,046 (negative) and $3,409 (negative), respectively. The estimated net amount of cash flow hedge losses at December 31, 2014 that is estimated to be reclassified into earnings within the next twelve months is $3,138.

At December 31, 2014 and 2013, the Company held one and two interest rate swaps respectively, that did not meet hedge accounting criteria. As such, the changes in their fair values during 2014 and 2013 have been included in change in fair value of non-hedging financial instruments in the table above, and amounted to $1,960 (positive) and $6,025 (positive), respectively. In March 2010, one of these swaps was de-designated as a hedging swap and the remaining loss included in Accumulated other comprehensive loss, and for which the associated future cash flows are deemed probable of occurring (nil at December 31, 2014), was being amortized to income over the term of the original hedge provided that the variable-rate interest obligations continue. The amount of such loss amortized during 2014 and 2013 was $154 and $877, respectively.

At December 31, 2014 and 2013, the Company had seven and five bunker swap agreements, respectively in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of December 31, 2014 and 2013 was $9,228 (negative) and $177 (positive), respectively and the changes in their fair values during 2014 and 2013 amounting to $9,405 (negative) and $72 (positive), respectively have been included in Change in fair value of non-hedging financial instruments in the table above, as such agreements do not meet the hedging criteria. During the fourth quarter of 2014 the Company entered into three bunker put option agreements at a

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

premium of $1,199 in order to reduce the losses of the bunker swap agreements previously entered into. The value of those put options at December 31, 2014 was $2,443 and the change in their fair values since acquisition was $1,244 (positive) and has been included in Change in fair value of non-hedging financial instruments in the table above, as also those agreements do not meet the hedging criteria

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

On May 30, 2014, at the annual general meeting of shareholders, the shareholders approved the amendment of the Company’s Memorandum of Association in order to increase the authorized share capital from $100,000 consisting of 85 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each, to $200,000, consisting of 185 million common shares of a par value of $1.00 each and 15 million preferred shares of a par value of $1.00 each

On February 5, 2014, the Company completed an offering of 12,995,000 common shares, including 1,695,000 common shares issued upon the exercise in full by the underwriters of their option to purchase additional shares, at a price of $6.65 per share. On April 29, 2014, the Company completed an offering of 11,000,000 common shares, at a price of $7.30 per share. On May 22, 2014, the underwriters exercised their option to purchase 1,650,000 additional shares at the same price. The aggregate net proceeds of the two offerings were 169,276.

On May 10, 2013, the Company issued 2,000,000 8.00% Cumulative Redeemable Perpetual Series B Preferred Shares (the “Series B preferred shares”) for net proceeds of $47,043. The Series B preferred shares were issued for cash and pay cumulative quarterly dividends at a rate of 8% per annum from their date of issuance, i.e. $2.0 per preferred share or $4,000 in aggregate. At any time on or after July 30, 2018, the Series B preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series B preferred shares are not redeemed at the option of the Company, in whole by July 30, 2019, the dividend rate payable on the Series B preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the series B preferred shares , subject to an aggregate maximum rate per annum of 25% prior to July 30, 2018 and 30% thereafter. The Series B preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On August 8, 2013 the Company entered into a distribution agency agreement with a leading investment bank as manager, providing for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.0 per share, at market prices. . In 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124. As of December 31, 2013, the Company had sold 1,430,211 common shares under this agreement for proceeds, net of commissions and other issuance expenses, of $7,045

On September 30, 2013, the Company issued 2,000,000 8.875% Cumulative Redeemable Perpetual Series C Preferred Shares (the “Series C preferred shares”) for net proceeds of $47,315. The Series C preferred

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

shares were issued for cash and pay cumulative quarterly dividends at a rate of 8.875% per annum from their date of issuance, i.e. $2.21875 per preferred share or $4,438 in aggregate. At any time on or after October 30, 2018, the Series C preferred shares may be redeemed, at the option of the Company, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants relating to the level of borrowings and net worth as these terms are defined in the applicable agreement, defaults on any of its credit facilities, fails to pay four quarterly dividends payable in arrears or if the Series C preferred shares are not redeemed at the option of the Company in whole by October 30, 2020, the dividend rate payable on the Series C preferred shares increases quarterly to a rate that is 1.25 times the dividend rate payable on the Series C preferred shares, subject to an aggregate maximum rate per annum of 25% prior to October 30, 2018 and 30% thereafter. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On April 18, 2012, the Company completed an offering of 10,000,000 common shares at a price of $6.50 per share, for net proceeds of $62,329.

Under the Company’s share-based incentive plan, 20,000 restricted share units (RSUs) were granted and vested in 2014, at a fair value of $7.08 per share. In 2013, 96,000 RSUs were granted and vested at a weighted average fair value of $4.89 per share. There were no RSUs outstanding at the beginning or end of 2014 and 2013. The Company issued 150,000 RSUs in 2012 at a weighted average grant date fair value of $3.75 per share. The total fair value of shares vested during the years ended December 31, 2014, 2013 and 2012 were $142, $469 and $974 respectively.

As at December 31, 2014, under the existing share-based incentive plan approved by the shareholders, a further 868,950 RSUs or other share-based awards may be issued in the future.

Total compensation expense recognized in 2014 amounted to $142, ($469 in 2013 and $730 in 2012). As at December 31, 2014 and 2013 all granted RSUs were vested and the compensation expense recognized.

10.	Accumulated other comprehensive income/(loss)

In 2014, Accumulated other comprehensive income/(loss) increased with unrealized losses from hedging financial instruments of $3,501 (gain of $8,107 and gain of $20,169 in 2013 and 2012 respectively) of which $3,655 (gain of $7,230 in 2013 and gain of $17,996 in 2012) related to unrealized losses on interest rate swaps, and $154 ($877 in 2013 and $2,173 in 2012) related to amortization of deferred loss on de-designated financial instruments. During 2013, unrealized losses on marketable securities was $79 (gain of $228), of which a gain of $89 ($95 in 2012) was realized and reclassified into earnings following the sale of the respective securities.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Numerator

	2014	2013	2012
Net income/(loss) attributable to Tsakos Energy Navigation Limited	$33,527	$(37,462)	$(49,263)
Preferred share dividends, Series B	(4,000)	(2,567)	—
Preferred share dividends, Series C	(4,438)	(1,109)	—
Net income/(loss) attributable to common stock holders	25,089	(41,138)	(49,263)

Denominator
Weighted average common shares outstanding	79,114,401	56,698,955	53,301,039

Basic and diluted gain/(loss) per common share	$0.32	$(0.73)	$(0.92)

For 2014, 2013 and 2012 there were no non-vested RSUs.

12.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.0% of the Company’s 2014 revenue (8.3% in 2013) was generated by the charterer affiliated to Polaris.

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

DECEMBER 31, 2014, 2013 AND 2012

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

On February 26, 2014, the Company signed four new building contracts for the construction of four aframax crude carriers for $51,720 each. On October 23, 2014, the Company signed two new building contracts for the construction of two LR1 product carriers for $46,920 each. On November 26, 2014, the Company signed a new building contract relating to the construction of one shuttle tanker for $98,000. Also, on October 23, 2014 the Company signed a termination agreement for a contract signed in 2012, with the same yard, for the construction of a shuttle tanker. Under this old contract, an amount of $4,500 was paid in 2013 as part of the first installment. Under the termination agreement, an amount of $600 per vessel will be used against the contract price of the LR1 product carriers and an amount of $1,650 will be used against the contract price of the shuttle tanker. The remaining prepaid amount of $1,650 will be used against the contract price of future new buildings, currently being discussed between the Company and the Shipyard.

Including the newbuilding contracts signed in 2014, at December 31, 2014, the Company had under construction nine aframax tankers, two LR1 product tankers, one shuttle tanker and one LNG carrier. The total contracted amount remaining to be paid for the thirteen vessels under construction, plus the extra costs agreed as at December 31, 2014 was $710,466. Scheduled remaining payments as at December 31, 2014 were $128,492 in 2015, $373,009 in 2016 and $208,965 in 2017.

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

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2015	178,444
2016	113,683
2017	143,875
2018	156,001
2019 to 2028	803,810

Minimum charter revenue	1,395,813

These amounts do not assume any off-hire.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company has signed charter party agreements for twelve of its vessels under construction for periods ranging from 4.5 years to 8 years to commence on delivery of the vessels, delivered between the second quarter of 2016 and the third quarter of 2017. Revenues of $620,366 to be generated by these vessels have been included in the above table.

15.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 7 and 8.

(b)	Concentration of credit risk: Financial Instruments that are subject to credit risk consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $41,782 as compared to its carrying amount of $42,688 (Note 7).The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment discussed in Note 3 and estimates that the amount presented on the accompanying Balance Sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, bunker swap agreements and bunker put option agreements, discussed in Note 8 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2014 and 2013 are as follows:

	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	202,107	202,107	162,237	162,237
Restricted cash	12,334	12,334	9,527	9,527
Investments	1,000	1,000	1,000	1,000
Debt	(1,418,336)	(1,417,430)	(1,380,298)	(1,378,753)

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

		Asset Derivatives		Liability Derivatives
		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	3,547	2,365

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	1,401	3,499	2,445

	Subtotal	—	1,401	7,046	4,810

		Asset Derivatives		Liability Derivatives
		December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	2,659	3,597

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	—	560	1,582

Bunker swaps	Current portion of financial instruments—Fair value	—	140	9,228	—

	FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	37	—	—

Bunker put options	Current portion of financial instruments—Fair value	2,443	—	—	—

	Subtotal	2,443	177	12,447	5,179

	Total derivatives	2,443	1,578	19,493	9,989

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Statement of Comprehensive Income/(loss) and Statement of Operations

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion)
Derivative		Amount
		2014	2013	2012
Interest rate swaps		(7,042)	(3,338)	(2,964)

Total		(7,042)	(3,338)	(2,964)

	Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2014	2013	2012
Interest rate swaps	Depreciation expense	(154)	(144)	(122)
Interest rate swaps	Interest and finance costs, net	(3,388)	(11,301)	(23,010)

Total		(3,542)	(11,445)	(23,132)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Income/(Loss) as of December 31, 2014 and 2013 was $10,290 and $6,789 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Operations

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Operations Location
Derivative		Amount
		2014	2013	2012
Interest rate swaps	Interest and finance costs, net	(1,272)	1,012	(1,054)
Bunker swaps	Interest and finance costs, net	(10,402)	223	783
Bunker put options	Interest and finance costs, net	1,244	—	—

Total		(10,430)	1,235	(271)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2014 and 2013 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2014	December 31, 2013
Interest rate swaps	(10,265)	(8,588)
Bunker swaps	(9,228)	177
Bunker put options	2,443	—

	(17,050)	(8,411)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2014, 2013 AND 2012

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables present the fair values of items measured at fair value on a nonrecurring basis for the years ended December 31, 2013, using Level 2 inputs (Note 5). There were no such fair value measurements as at December 31, 2014.

Nonrecurring basis	December 31, 2013 Significant Other Observable Inputs Assets/ (Liabilities) (Level 2)
Vessels	$95,250

$95,250

16.	Subsequent Events

(a)	On January 27, 2015, an amount of $9,384 was paid as the first installment for the construction of the two LR1 tankers under construction.

(b)	On January 29, 2015, the Company paid $0.50 per share for its 8.00% Series B Preferred Shares and $0.55469 per share for its 8.875% Series C Preferred Shares.

(c)	On February 13, 2015, the Company agreed the terms of a bank loan for an amount of $35,190 relating to the pre and post delivery financing of the first of its LR1 product carriers, expected to be delivered in the third quarter of 2016.

(d)	On February 24, 2015, the Company agreed the terms of a bank loan for an amount of $35,190 relating to the pre and post delivery financing of the second of its LR1 product carriers, expected to be delivered in the third quarter of 2016.

(e)	On March 5, 2015, the Company drew down $20,960 for the pre-delivery financing of the LNG carrier under construction, under a loan agreed in September 2014 (Note 7). This amount was paid to the yard the same date.

(f)	On March 6, 2015, an amount of $9,800 was paid as the first installment for the construction of the shuttle tanker under construction.

(g)	On March 19, 2015, the Company’s Board of Directors declared a quarterly dividend of $0.06 per share of common stock outstanding to be paid on May 28, 2015 to shareholders of record as of May 21, 2015.

(h)	On April 7, 2015, the Company drew down $5,122 for the pre-delivery financing of one aframax tanker under construction, under a loan agreed in June 2014 (Note 7). This amount was paid to the yard the same date.