Form 20-F
period 2016-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2017-04-28
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, par value $1.00 per share	New York Stock Exchange
Series B Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	New York Stock Exchange New York Stock Exchange
Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2016, there were 83,720,866 of the registrant’s Common Shares, 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer   ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditure;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG;

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2016. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2016, 2015, and 2014, and the consolidated balance sheets at December 31, 2016 and 2015, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(In thousands of U.S. dollars, except for share and per share amounts and fleet data)

	2016	2015	2014	2013	2012
Income Statement Data
Voyage revenues	$481,790	$587,715	$501,013	$418,379	$393,989
Expenses
Voyage expenses	106,403	131,878	154,143	132,999	124,012
Vessel operating expenses(1)	146,546	142,117	146,902	131,053	133,281
Depreciation and amortization	113,420	105,931	102,891	100,413	99,250
General and administrative expenses	25,611	21,787	21,029	20,731	20,710
Net (gain) loss on sale of vessels	—	(2,078)	—	—	1,879
Vessel impairment charge	—	—	—	28,290	13,567
Operating income	89,810	188,080	76,048	4,893	1,290
Other expenses (income):
Interest and finance costs, net	35,873	30,019	43,074	40,917	51,576
Interest and investment income	(623)	(234)	(498)	(366)	(1,348)
Other, net	(1,935)	(128)	(246)	2,912	118
Total other expenses, net	33,315	29,657	42,330	43,463	50,346
Net income (loss)	56,495	158,423	33,718	(38,570)	(49,056)
Less: Net (income) loss attributable to non-controlling interest	(712)	(206)	(191)	1,108	(207)
Net income (loss) attributable to Tsakos Energy Navigation Limited	$55,783	$158,217	$33,527	$(37,462)	$(49,263)
Effect of preferred dividends	(15,875)	(13,437)	(8,438)	(3,676)	—
Net income (loss) attributable to Tsakos Energy Navigation Limited common stockholders	$39,908	$144,780	$25,089	$(41,138)	$(49,263)
Per Share Data
Earnings (loss) per share, basic	$0.47	$1.69	$0.32	$(0.73)	$(0.92)
Earnings (loss) per share, diluted	$0.47	$1.69	$0.32	$(0.73)	$(0.92)
Weighted average number of shares, basic	84,905,078	85,827,597	79,114,401	56,698,955	53,301,039
Weighted average number of shares, diluted	84,905,078	85,827,597	79,114,401	56,698,955	53,301,039
Dividends per common share, paid	$0.29	$0.24	$0.15	$0.15	$0.50
Cash Flow Data
Net cash provided by operating activities	170,354	234,409	106,971	117,923	60,862
Net cash used in investing activities	(576,075)	(174,754)	(254,307)	(144,437)	(42,985)
Net cash provided by (used in) financing activities	303,822	27,914	187,206	44,454	(49,288)
Balance Sheet Data (at year end)
Cash and cash equivalents	$187,777	$289,676	$202,107	$162,237	$144,297
Cash, restricted	9,996	15,330	12,334	9,527	16,192
Investments	1,000	1,000	1,000	1,000	1,000
Advances for vessels under construction	216,531	371,238	188,954	58,521	119,484
Vessels, net book value	2,677,061	2,053,286	2,199,154	2,173,068	2,088,358
Total assets	3,277,575	2,893,166	2,692,737	2,479,292	2,446,243
Long-term debt, including current portion	1,753,855	1,392,563	1,411,976	1,375,691	1,437,786
Total stockholders’ equity	1.417,450	1,415,072	1,177,912	997,663	926,840
Fleet Data
Average number of vessels	52.6	49.2	49.0	47.5	47.9
Number of vessels (at end of period)	58.0	49.0	50.0	48.0	46.0
Average age of fleet (in years)(2)	7.9	8.5	7.7	7.1	6.5
Earnings capacity days(3)	19,244	17,970	17,895	17,339	17,544
Off-hire days(4)	674	376	406	385	889
Net earnings days(5)	18,570	17,594	17,489	16,954	16,655
Percentage utilization(6)	96.5%	97.9%	97.7%	97.8%	94.9%
Average TCE per vessel per day(7)	$20,412	$25,940	$19,834	$16,957	$16,430
Vessel operating expenses per ship per day(8)	$7,763	$7,933	$8,209	$7,651	$7,756
Vessel overhead burden per ship per day(9)	$1,331	$1,212	$1,175	$1,196	$1,180

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(3)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(4)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, off-hire days for the rest of the fleet were 337.
(5)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(6)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days. In 2012, excluding La Prudencia and La Madrina, which were unemployed during most of the year being held for sale, percentage utilization was 98%.
(7)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2016	2015	2014	2013	2012
Voyage revenues	$481,790	$587,715	$501,013	$418,379	$393,989
Less: Voyage expenses	(106,403)	(131,878)	(154,143)	(132,999)	(124,012)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	3,660	560	—	2,110	3,660

Time charter equivalent revenues	379,047	456,397	346,870	287,490	273,637

Net earnings days	18,570	17,594	17,489	16,954	16,655
Average TCE per vessel per day	$20,412	$25,940	$19,834	$16,957	$16,430

(8)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat or chartered-in have been excluded.
(9)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Ratio of Earnings to Fixed Charges and Preference Dividends

The following table sets forth our ratio of earnings to fixed charges and preference dividends for the periods presented:

	2016	2015	2014	2013(2)	2012(2)
Ratio of earnings to fixed charges and preference dividends (1)	1.6x	4.1x	1.6x	—	—

(1)	For purposes of calculating the ratios of earnings to fixed charges and preference dividends (none in 2012):

•	“earnings” consist of net income (loss) before minority interest plus interest expensed and amortization of loan fees and capitalized interest;

•	“fixed charges” represent interest expensed and capitalized, the interest portion of charter hire expense, and amortization of loan fees and capitalized interest; and

•

“preference dividends” refers to the amount of net income (loss) that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (x) the dividend divided by (y) the result of 1 minus the effective applicable income tax rate.

(2)	The ratio of earnings to fixed charges and preference dividends (none in 2012) for this period was less than 1.0x. The deficiency in earnings to fixed charges and preference dividends for the year ended December 31, 2013 and 2012 was approximately $42.8 million and $49.5 million, respectively.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2016 on:

•	an actual basis; and

•	as adjusted basis giving effect to (i) debt repayments of $68.7 million, (ii) drawdowns of $124.4 million for the acquisition of vessels Marathon TS, Hercules I, Lisboa and Sola TS and the payment of

$174.2 million to the shipbuilding yards, (iii) $0.6 million in respect of the partial prepayment of the pre-delivery financing for Hercules I, (iv) the payment of $4.0 million of preferred share dividends, (v) $3.1 million proceeds from the sale of 550,000 common shares and 24,803 Series D preferred shares, (vi) $111.4 million of net proceeds from the issuance and sale of 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, (vii) $3.7 million proceeds from the termination of four hedging interest rate swaps, (viii) $2.1 million declaration of preferred share dividends on Series B and C Preferred Shares and (ix) $4.2 million declaration of common share dividends, all of which occurred after December 31, 2016 and as of the date of this Annual Report.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2016 and April 25, 2017.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2016
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$187,777	(4,701)	183,076
Restricted cash	9,996	—	9,996

Total cash	197,773	(4,701)	193,072

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,766,043	55,139	1,821,182

Stockholders’ equity:

Preferred shares, $1.00 par value; 15,000,000 authorized (including 2,300,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares and 3,910,000 Series D Preferred Shares) and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,400,000 Series D Preferred Shares and no Series E Preferred Shares issued and outstanding at December 31, 2016 on an actual basis; 4,600,000 Series E Preferred Shares authorized on an as adjusted basis and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding on an as adjusted basis.

	7,400	4,625	12,025
Common shares, $1.00 par value; 185,000,000 shares authorized; 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016 on an actual basis and 87,338,652 shares issued and 84,270,866 shares outstanding on an as adjusted basis	87,339	—	87,339
Additional paid-in capital	752,001	107,449	859,450
Cost of treasury stock	(20,173)	3,061	(17,112)
Accumulated other comprehensive loss	(4,313)	(3,560)	(7,873)
Retained earnings	582,889	(7,139)	575,750
Non-controlling interest	12,307	—	12,307

Total stockholders’ equity	1,417,450	104,436	1,521,886

Total capitalization	$3,183,493	159,575	3,343,068

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

Hopes that the low oil price environment of 2015 would translate into a similar earnings trajectory last year dimmed come the second quarter of 2016 as record high product stockpiles restricted refining runs growth and arbitrage trade between regions, limiting both crude and product tanker demand, whilst peak fleet growth towards the end of the year and rising bunker prices also weighed on the tanker market. Overall, year-on-year refining runs grew by only 100,000 bpd in 2016 based on the International Energy Agency’s (IEA) estimates—and although this figure is somewhat skewed from the French refinery strikes that took place in Q2 2016, it is still significantly lower than the +1.83m bpd year-on-year gain global runs had witnessed in 2015. The low refinery demand growth hurt crude tanker demand growth to a degree, but product tanker demand was more seriously impaired by the extremely high product stock levels in all major global refining centres (US Gulf, NW Europe, Singapore) which was the underlying reason that kept runs growth so moderate in the first place. OECD industrial product stocks were 7% higher in 2016 than in 2015 and 14% higher than 2014—contributing to some of the lowest product tanker $/tonne freight rates on record, although tanker earnings level were aided by the relatively low bunkers.

Crude tanker demand in 2016—particularly for VLCCs—was aided by a very strong Chinese stockbuilding activity which exceeded the 1m bpd mark in some periods. This, combined with healthy runs growth in the Far East and heavy crude production growth in the Mideast Gulf (namely from Iran as sanctions were lifted) pushed VLCC loadings to grow by 6.5% YoY—the trade between the Mideast and the Far East became one of the only crude tanker routes to witness growth in 2016. Towards the end of 2016, OPEC and some non-OPEC countries agreed to cut crude output by ~1.76m bpd from October 2016 levels for the first six months of 2017 which would soon reverse the trend set throughout 2016 of concentrating most of the demand growth for crude tankers—and therefore the crude tanker fleet—in the Mideast Gulf. Indeed, following the agreement of this production cut, the oil price began to appreciate, but also the Dubai-Brent and WTI spread narrowed. It has since therefore become increasingly attractive to import crudes priced off Brent or WTI given the production cuts taking effect in the MEG. This is expected to encourage more long-haul crude tanker demand in 2017. Already North American supplies have flowed to the Far East for the first time in recent months. Growing US production should help to widen the WTI-Brent spread further as well and make US crude exports even more attractive for purchase.

Global Oil Prices and Benchmark Differentials

Crude oil prices had reached a multi-year low in early 2016 with the recovery of Iranian crude exports depressing prices post-sanctions. Iran has boosted production by 840,000 bpd to 3.75m bpd since the end of 2015. Supportive refining margins and outages in West Africa soon boosted oil prices, which had nearly doubled by the start of June, even with the French refinery strikes in late May/early June restricting demand. Burgeoning supply growth from the Mideast Gulf, namely Saudi Arabia and Iran which had risen by 530,000 bpd and 720,000 bpd respectively since the start of the year and waning refinery demand growth amid suffocating product stocks halted the march upwards in oil prices. By mid-June, WTI had begun to once again trade at a discount to Brent amid the declines in West African production pressuring the latter benchmark despite US production at the time still in decline. Oil prices overall weakened further in the third quarter of 2016 during the refinery maintenance season, while OPEC leaders had by then begun to talk of a possible cut to bring oil prices back above $50/bbl for a sustained period of time. This began to excite the market, supporting oil prices speculatively despite growth in US production resuming and stocks in the fourth quarter remaining high. Following the decision of OPEC and 11 non-OPEC countries to reduce output reached on the 30th of November, Brent oil prices have indeed managed to remain above $50/bbl. As mentioned previously, the tightening in Mideast Gulf crude supply, particularly heavy crude supply, has led to a narrowing of the Dubai benchmark relative to other global benchmarks driving Asia to look to source more crude from the North Sea, West Africa, the US, Canada and Brazil.

Global Oil Supply and Demand

Oil production continued to grow into 2016, rising by ~1.17m bpd in Q1-16 with the return of Iran to the market heightening the growth out of the Mideast Gulf. However, the wildfires in Canada along with a paring back in US supply since their high of just over 13m bpd in Q3-15 saw a growth in global crude supply of only 0.11m bpd YoY in Q2-16. The unrest in Nigeria pushed quarterly production there to at least a 16-year low of 1.25m bpd in Q3-16, whilst more output reductions from other non-OPEC players saw the first quarterly period of implied stockdraw since 2013 albeit at a minimal -0.17m bpd. In Q4-16 the tide was reversed as OPEC members boosted production by almost 0.5m bpd ahead of their agreement to reduce output by 1.2m bpd (and non-OPEC members by a further 558,000 bpd) for the first six-months of 2017. In the nearly 12 months since lifting sanctions, Iran had boosted production by almost 900,000 bpd to average 3.79m bpd for Q4-16. While other major OPEC players, namely Iraq and Saudi Arabia, were also producing at record high levels towards the end of 2016, just ahead of the cuts taking effect. Overall, OPEC production rose by 1.2m bpd year on year while non-OPEC production fell by -0.79m bpd—leaving a supply build of approximately 0.41m bpd.

As mentioned above, Iran returning to the market undoubtedly lead to a big addition of crude supplies into the export market. There were also other OPEC members at play who had an equally heavy hand in the supply build last year. Saudi Arabian supply rose to a record monthly high of 10.65m bpd in July 2016, and for the year its output growth averaged 300,000 bpd or nearly 1m bpd up from 2014 levels. Meanwhile, Iraqi output rose by nearly 700,000 bpd in the full year 2016 to average just above 3m bpd—by the end of 2016 output was much more comfortably in the 3.15m bpd range. Notably, Nigeria took a hit in crude production following a series of militant attacks on infrastructure—monthly Nigerian crude production fell to its lowest in August at 1.37m bpd and was overall down by 300,000 bpd year-on-year. Another OPEC wildcard was Libya, who staged a comeback towards the end of 2016 as production rose to 620,000 bpd from a low of 280,000 bpd in August. The final OPEC member to take note of is Venezuela, whose output slowly receded in 2016 to 2.24m bpd, a year-on-year loss of approximately 200,000 bpd, in light of limited financing, due to low oil prices, needed to support infrastructure for their heavy crude production. With the change of the year into 2017, however, the trajectory for OPEC production has made a swift change with an above 100% compliance so far to the six-month 1.17m bpd cut—overall members have actually cut 1.42m bpd. Saudi Arabia has gone the furthest distance, cutting production by 280,000 bpd more than it is required to, marking a production level of just below 10m bpd for the first time since early 2015. As such, the reduction in Mideast Gulf supplies has forced Asian buyers in particular to look further afield to places like the US Gulf or Brazil to fill their growing crude needs, which is promoting more long-haul trade for crude tankers. Meanwhile, OPEC players exempt from the cut, namely Nigeria and Libya, have seen their output rise in recent months but they are unlikely to majorly impair the impact of the deal given the size of the cut.

Conversely, in 2016 non-OPEC crude production sank by almost 800,000 bpd—in stark contrast to their ~2.33m bpd build in 2015 and ~2.52m bpd build in 2014. Leading the charge in the decline was the US where supply was down by 450,000 year-on-year to 12.54m bpd for 2016. However, US supply has since been climbing after hitting their output low in September at 12.2m bpd—output is now back up to 12.48m bpd in January 2017 as the US oil industry has worked over the past couple of years to become a more lean and nimble operation, helping them bounce back quickly at the sign of oil price strength following the announcement of an OPEC deal to cut output towards the end of last year, while the IEA expects US light tight oil production to grow by 500,000 bpd in 2017. Meanwhile, Canadian production was not impaired year-on-year by the wildfires of Q2-16, but Mexican output sank by about 150,000 bpd in 2016 due to a lack of investment in the country. The other large loss in non-OPEC supply in 2016 was Asian production. Chinese crude output, in particular, fell by approximately 200,000 bpd in 2016 which bolstered their crude import needs for the year to the benefit of VLCC tanker demand. Chinese output remains low, at 3.92m bpd in January 2017—400,000 bpd lower than at the end of 2015—this is driven by low oil prices given that the country’s ageing fields have a higher cost of operations. Having said that, the Chinese government has recently expressed a commitment to support the industry and as oil prices continue to climb this loss in Chinese supply should recover over the next couple of years. Although more sparse, growth in non-OPEC supply last year came from Russia (+250,000 bpd) and Brazil (+80,000 bpd) but was not enough to offset the loss in other regions such as North America (overall -520,000 bpd) and Asia (-330,000 bpd) amongst other non-OPEC members. During the first six months of 2017, Russian supply as well as several other non-OPEC member production will be under a lid as they work to adhere to their crude supply cut commitments under the joint OPEC/non-OPEC agreement. So far, Russia has only cut its output by a little more than 100,000 bpd but has announced that it will meet the full 300,000 bpd commitment over the coming months. Overall non-OPEC compliance to the deal is running at about 50%. Although this agreement will stunt non-OPEC growth somewhat in 2017, year-on-year non-OPEC supply is expected to post growth, led by gains in Brazil and a resurgence in the US which already began as output rose by 230,000 bpd in the final quarter of 2016 amid higher oil prices and a more confident financing environment.

OECD industry crude stocks drew by 38.2m bbls in 2016, with most of the draws happening in the second half of the year after reaching a peak in May 2016. OECD European and Asian industry crude stocks both fell, by 30.9m bbls and 12.5m bbls respectively, whilst North American crude stocks have remained stubbornly high and actually slightly grew throughout the year by 5.3m bbls. Even though 2016 witnessed some draws, OECD industry crude stocks remained 125.3m bbls higher at the end of 2016 compared to the same period two years prior. Similarly, it is believed that global crude stocks elsewhere (non-OECD) also remain high—the data to verify this is difficult to come by—and so the global crude market will need to see a prolonged period of undersupply in order for this overhang to be significantly reduced. The OPEC and non-OPEC joint agreement to cut supply is hoped to dent this global crude surplus sitting in storage which will then in turn help to stabilise oil prices at a higher level for a prolonged period.

Overall, in annual terms 2016 was a year where oil demand growth outpaced crude production growth. The IEA consistently upgraded its demand growth estimations throughout the year, citing stronger than expected OECD growth in particular along with what was expected to be stronger demand in the dominating growth markets of India and China. Overall, oil demand grew by 1.6m bpd in 2016—with 0.4m bpd of this growth attributed to OECD countries and the remaining 1.2m bpd as a result of another year of strong non-OECD appetite. Although the IEA recorded slightly stronger oil demand growth in 2016 than expected, it was still far below the year-on-year growth of 2m bpd in 2015—which was in large part driven by the exceptional oil demand growth in Q3-15 which jumped by 2.72m bpd from Q3-14. In comparison, Q3-16 demand was only up by 1.18m bpd on the year as the shock of low oil prices, and hence low retail prices for consumer-centric products such as gasoline, had already reverberated through the market. However, without considering the exceptional growth in 2015, an annual growth of 1.6m bpd is still robust and is a testament to the high demand growth environment that has been enabled by low oil prices. Global oil demand is now expected to grow by an average of 1.2m bpd each year to 2022.

In many ways, 2016 was a perfect storm for Chinese crude tanker demand. The year saw a marked decline in domestic Chinese crude production, increased crude demand from independent refiners and an unprecedented stockbuilding appetite. Chinese stockbuilding activity in 2016 is estimated to have averaged 790,000 bpd, compared to 650,000 bpd in 2015. In the first six months of the year, stockbuilding is estimated to have averaged well above 1m bpd—while there were only two monthly stockdraws throughout the year by -80,000 bpd in January and -470,000 bpd in October (figure is implied and not actual). The IEA reports that the Chinese SPR is well into Phase 3, after having filled the last Phase 2 site in Huangdao 2 in the third quarter of 2016. Currently, the 19m bbl Zhoushan 2 and 18.9m bbl Jinzhou SPR are also being filled. However, commercial and refinery-mandated stockbuilding make up a much larger portion of stockbuilding activity than SPR filling, and as such Chinese stockbuilding has proven to be very sensitive to oil price movements yet still highly unpredictably. It is expected that Chinese stockbuilding activity will taper in 2017 as the oil price climbs closer to levels seen in 2015.

Chinese Crude Imports and Stock Building

Asian oil demand growth in 2016 was the true propeller of the crude tanker market. Chinese oil demand grew by 360,000 bpd, but seaborne import demand grew by more given the decline in domestic production as well as the entry of independent or “teapot” refineries into the market. Independent refiners in China began to receive crude processing quotas and direct crude import quotas in late 2015. Prior to that, these independent refineries used predominantly fuel oil as a feedstock—both imported and domestic. However, since early 2015—shortly after the first independent refineries were awarded quotas—independent refiner demand for imported crude grew from about 300,000 bpd to around 1.3m bpd in January 2017. As it currently stands, a total of 19 independent refiners have received a combined quota for crude oil imports of 917,000 bpd so far this year, lower than their full quotas of 1.475m bpd in 2016, but there are a potential five more independent refiners expected to receive quotas by mid-March whilst a second round of quotas may be awarded towards the end of Q2-17. At first, the independent refiners preferred to source crude in small batches and from short-haul destinations. This saw Russian flows from Kozmino grow as an obvious choice, and the refiners relied on the larger state refiners’ expertise and infrastructure for longer haul crude supplies. In time, the independent refiners have branched out to form their own conglomerates and purchase larger cargoes from long-haul destinations such as West Africa directly while some of the more established independent refiners have even signed term agreements with suppliers in the Mideast Gulf. Indian oil demand growth in 2016 was also noteworthy at 7% or 290,000 bpd. Despite deregulated retail prices, a government-led infrastructure program and an increasing adoption of two-wheel and four-wheel vehicles is propelling growth in the country. However, as a mostly cash-based economy the removal of high denominated bills from circulation towards the end of 2016 is expected to impair oil demand growth, and overall economic growth, in the first few months of 2017.

GDP and Oil Demand Growth vs. Tanker Earnings

According to the IMF, global GDP growth in 2016 averaged 3.1% for the year. A reduction in inventories and some recovery in manufacturing output saw advanced economies grow at a faster pace than expected, particularly in the United States and some EU countries. Meanwhile, growth in the emerging markets and developing economies was marked by an unexpected slowdown in some countries. Growth in China was stronger than expected, supported by government policies, but annual economic growth in Latin America, notably in countries currently in recession such as Argentina and Brazil, was slower than expected whilst despite continued sanctions activity in Russia growth was better than expected. GDP growth is expected to accelerate to 3.4% in 2017 according to the IMF, with the forecast rising for both advanced economies (from 1.6% in 2016 to 1.9% in 2017) and developing economies (from 4.1% in 2016 to 4.5% in 2017). The IMF also expects world trade volumes to double in 2017 to 3.8% and oil prices (as an average of the Brent, Dubai and WTI benchmarks) to rise by $19.90/bbl.

Crude Tanker Tonne-Miles and Select Crude Imports

In 2016, the crude trade from the Mideast Gulf to Asia-Pacific experienced an overwhelming growth as Mideast Gulf producers raised production by over 6% or +1.6m bpd whilst Asia-Pacific raised refining runs by +860,000 bpd. VLCCs were the prime benefactor of this growing trade. Overall VLCC liftings were up by 6.54% in 2016 whilst tonne-miles were up by 6%—both were dragged down by lower fuel oil trade volumes and tonne-miles. Conversely, Suezmaxes experienced a nearly flat lifting volumes growth given the disruptions of Nigerian crude loadings and stiffer competition from VLCCs for cargoes out of the Mideast Gulf. However, Suezmax tonne-miles grew by +5.6% in 2016 despite the negligible volumes growth as the traditional WAF/Europe trade was increasingly replaced by longer-haul trades such as MEG/West. Similarly, Aframax volumes growth in 2016 was lacklustre—a slight increase in crude liftings was recorded but offset by a dramatic fall in fuel oil trade, which will continue to be the long-term trend especially given the IMO 2020 0.5% sulphur cap regulation. Aframax trade became more localised as they shouldered competition from Suezmaxes in loading areas such as the Black Sea and the MEG. Aframaxes saw liftings rise in the Baltic and Asia, but overall tonne-miles were lower in 2016 as liftings from traditional key regions including the Med. and long-haul origins like South America fell.

Once again, China was the most significant contributor to tonne-miles growth in 2016—expressed by the growth in VLCC trade from the Mideast Gulf. Interestingly, MEG crude inflows into all the major import areas rose in 2016 as Middle Eastern output ballooned before the agreement to reduce output took hold at the start of 2017 and as output in the west (West Africa, the US, Venezuela) and in importing countries themselves (China, US) fell. As to be expected, West African flows in 2016 faltered—there was a stagnation in imports to China, India and the US from the region whilst there was a marked drop-off in West African crude flows into Europe which was in part due to the disruption in Nigeria but also due to lower European refining runs growth in 2016. Latin American exports only witnessed growth in flows to China, although there was a dip towards the end of the year as Venezuelan production began to experience difficulties—Venezuelan crude output fell from 2.34m bpd in Q1-16 to 2.12m bpd in Q4-16. As previously explained, in 2017 there is expected to be a much greater emphasis on tonne-mile growth by virtue of growing long-haul trades as heavy and sour output from the Mideast Gulf, in particular, is clipped back during the first six-months of the year. Already in 2017, we have seen record flows of North Sea, Black Sea and US crude cargoes to the Far East and elsewhere as the differential between Brent and WTI-priced crude grades compared to Dubai-priced crude grades becomes increasingly attractive for long-haul arbitrage opportunities.

US Oil Product Imports and Exports

The product tanker market in 2016 experienced what can be called an underwhelming trade environment. High refining margins that had persisted for the most part since the 2H2014 first left major refining centres with high stocks of middle distillates in 2015, and then—without drawing on those high middle distillate stocks—left major refining centres with high stocks of gasoline in 2016 as well, as refineries maximised their gasoline yield in the chase of more supportive refining margins. Low retail gasoline prices continued into 2016, and so there were expectations that mid-year 2016 could again experience a buoyant gasoline trade—although not to the same extent as in 2015. However, the high product stocks in middle and light distillates built up by early 2016 left the world’s major refining hubs (US Gulf, NW Europe, Singapore) sufficiently supplied to appease local demand peaks and therefore all but eliminated the possibility for pricing signals and arbitrage trades to emerge between regions. This left product trade very depressed for the last three quarters of 2016 in particular, with no great uptick in US product exports or imports given there was a lack of deficit in which to trade.

Refining margins in 2016 were 36% lower year-on-year in NW Europe, 16% lower year-on-year on the US Gulf coast and 41% lower year-on-year in Singapore. Refining margins in the US peaked in Q2-16, whilst margins in NW Europe and Singapore received last-minute strength at the very end of 2016 in lieu of winter weather and a stronger market for some specific fuels at points (including fuel oil in Asia). The drop in refining margins lead to a very low growth in refining runs in 2016 of approximately 120,000 bpd, the lowest since 2009 when global refining runs had fell by -1.5m bpd. Despite the low refining runs growth, OECD industry product stocks grew by 69m bbls or over 7% in 2016. Stocks have fallen by 45m bbls since reaching their peak in January 2016, but still remain 61.1m bbls higher than levels as at January 2015. A higher Asian refinery maintenance season, which is expected to peak in early and late Q2-17, and changing fuel specifications in major markets—including China adopting 10ppm fuel standards nationwide—along with naturally lower refining runs in a response to low refining margins is expected to help pull down global product stocks in 2017 and perhaps re-instate healthy and responsive product trade in time.

Product tanker demand was also hit last year by a drop-off in naphtha arbitrage volumes from the west to east, this route is especially critical for LR tanker demand. It is estimated that arb naphtha from the west of Suez into Asia averaged 1.7m bpd in 2015 and fell to an average of 1.3m bpd in 2016 with the second half of 2016 witnessing very low volumes of sub-1m bpd. The collapse in this trade is a result of a few factors, but primarily a cheaper LPG price which led Asian petrochemical plants to switch to LPG from naphtha as their main cracker feedstock. Other reasons include lower surplus naphtha in Europe due to lower refining runs growth last year, in addition to lower gasoline blending component import demand. Overall, this long-haul trade is expected to become increasingly vulnerable to LPG as a competing feedstock for petrochemicals, and as east of Suez becomes more self-sufficient with its own naphtha supplies following the opening of several condensate cracking facilities towards the end of 2016 and start of 2017.

There were few refinery additions last year in comparison to years prior, with most concentrated in the east of Suez region. The much-delayed Paradip refinery started commercial operation of its first 100,000 bpd phase of three in early 2016. The refinery is currently operating at 90% according to its operator IOC but will ramp up to 100% in 2017/18. The refinery is expected to mainly cater to growing domestic demand while new refineries added late in the year in the Mideast Gulf are conversely expected to add to the export market as well. The first 120,000 bpd phase of Iran’s 360,000 bpd Persian Gulf Star refinery was commissioned in Q4-16 and began exporting naphtha cargoes in early 2017, while the 146,000 bpd Ras Laffan 2 refinery launched at the end of 2016 will consume most of the ~50,000 bpd jet fuel output but will export the remainder of product output. Both Mideast Gulf refineries are condensate-fed from domestic sources and so will diminish east of Suez condensate supply. Further east, South Korea’s Hyundai Chemical started up a 110,000 bpd condensate splitter in Daesan in early Q4-16 which immediately drew upon Iranian condensate supplies; South Korea’s purchases of Iranian South Pars condensate rose about 800% year-on-year in 2016 to 69.96m bbls. This draw on Iranian condensate has helped to free up some NITC-owned VLCCs which were acting as supplemental storage anchored off Assaluyeh. Also in the Far East, the 260,000 bpd Yunnan refinery was further delayed as PetroChina had to attain additional certification after increasing the refinery’s capacity without prior environmental approval. The refinery is now complete, but PetroChina is waiting to finalize an agreement with Myanmar officials for the pipeline that runs from the Bay of Bengal and through Myanmar to the southern city of Anning. Finally, the notable closure of 2016 was the 155,000 bpd La Mede refinery which was shut at the end of 2016 to convert the facility into a bio-refinery.

World Tanker Fleet

VLCC fleet growth took off in 2016, peaking at 6.9% after relatively low growth rates in 2015 of 2.8% and in 2014 of 2.4%. Most deliveries into the fleet came at the end of the year, with 20 delivered in the 1H 2016 and 26 delivered in the 2H2016. 2016 marked the highest year for VLCC deliveries into the fleet since 2012, but low scrapping of only 2 VLCCs in 2016 left fleet growth higher for the year. Slippage in 2016 averaged 34.2%, higher than the 2009-2015 slippage average of 27.3%, in lieu of a weaker market. 52 deliveries are currently scheduled for 2017, with 15 already delivered and 37 remaining to be delivered. Slippage in 2017 is expected to remain elevated (although January 2017 alone saw a near-record 12 VLCC deliveries) as the market remains weak in part due to the heavy fleet growth.

Suezmax slippage reached a very high 42% in 2016 as woes in the market during Q3-16 in particular began to dissuade deliveries into 2017, which are scheduled at a total of 61—including 9 that have delivered in the first two months of the year. A total of 25 Suezmaxes were added to the fleet in 2016 while there were zero removals from the fleet which amounted to a fleet growth of 5.8%—markedly higher than a fleet growth of 1.4% in 2015 and a slight contraction of -0.2% in 2014. Considering the high slippage in 2016, deliveries into the Suezmax fleet are expected to accelerate as detailed above while slippage is still expected to remain above the seven-year average of 38.3% given still weak market expectations in 2017 and so the NB schedule will be pushed further into 2018.

In 2016, a total of 52 Aframaxes (includes fully coated LR2) were added to the fleet, 35 of which were coated (LR2s). There was an even spread of ships delivered in the first half of the year versus the second half, while the high number of deliveries for the year translated into a relatively low slippage rate of just under 25%—markedly lower than the preceding seven-year average of 31.9%. Overall, Aframax fleet growth grew by 6.0% in 2016 however if we look solely at the LR2 that are actually trading in clean markets that fleet only grow by 3.2% as the high number of dirty ups somewhat offset deliveries into the clean trading fleet. A total of 84 Aframaxes are scheduled to deliver in 2017, including 13 that have already delivered. The coating of these ships can be determined until fairly late in the building process so our count of how many of those are LR2s only includes confirmed coated ships. Of the Aframaxes scheduled to deliver in 2017, 68 are coated which will spell another heavy year of LR2 deliveries which supports the expectation that 2017 will again see more LR2s dirtying up than cleaning up to offset this fleet pressure on the clean trading side.

The Panamax fleet (includes fully coated LR1s) grew by a lower 3.9% rate in 2016 with 18 deliveries, 16 of which were coated, and 2 removals. Slippage in 2017 was 40%, which is actually below the 2009-2015 average of 45.5%, with most deliveries happening in the first half of 2016. Conversely to the clean trading coated Aframax (LR2) fleet, the coated Panamax (LR1) grew by more than the nominal fleet at a rate of 6% as there were more clean ups than dirty ups of the coated capacity which swelled the clean trading fleet on top of the newbuilding deliveries as the LR1 market slightly outpaced dirty Panamax earnings during the year on the whole. Scheduled deliveries for 2017 total 31, all of which are coated LR1s, and only 2 of which have already been delivered in the first two months of 2017. Slippage may creep higher given the continued weak market for both crude and product tanker earnings in 2017 which may see a similar number of ships delivered in 2017 as last year.

A total of 84 vessels entered the MR fleet in 2016, and compared to a scheduled delivery of 96 MRs in 2016 at the start of the year this resulted in a very low slippage rate of 12.5%—significantly below the preceding seven year slippage average for the MR fleet of 30.4%. Only 3 MRs were scrapped in 2016, leaving a net addition of 81 vessels to the fleet or an annual fleet growth rate of 6.3%. Deliveries into the MR fleet will begin to decelerate in 2017, with 70 scheduled for delivery this year followed by 38 in 2018—although there may be still some room to order further. Slippage in 2017 is expected to pick up from the very low levels of last year, but the MR fleet is expected to be protected earnings-wise given the lower fleet growth in the near-term—a marked difference from the LR and crude tanker fleet growth trajectories.

In a similar vein, Handy fleet growth is decelerating with 2016 as the peak fleet growth year—albeit at a low 2.4%—since 2008. Slippage in 2016 for Handies was also quite low, at 15.5% compared to its 2009-2015 average of 28.9%, as 38 newbuilds entered the fleet. There were, however, 18 removals of Handy tankers from the fleet in 2016—with an average age of 27 years—which reduced the net addition to the fleet from 38 to 20. Scheduled deliveries in 2017 total a lower 35, 6 of which have already delivered, while 2018 scheduled deliveries total an even lower 15—although there is scope for some additional orders. Overall, scrapping of the fleet is expected to remain elevated given over 130 Handies are over the age of 20 years and 22 are over the age of 30 years.

Newbuildings

Newbuilding Tanker Prices (South Korea)
	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15	Jan-16	Jan-17
VLCC	$130.0m	$146.0m	n/a	$100.0m	$105.0m	$100.0m	$90.0m	$92.0m	$98.0m	$93.0m	$83.0m
Suezmax	$ 80.5m	$ 86.0m	n/a	$ 60.0m	$ 65.0m	$ 62.0m	$60.0m	$67.0m	$65.0m	$65.0m	$55.0m
Aframax (Uncoated)	$ 65.5m	$ 72.0m	n/a	$ 51.0m	$ 57.0m	$ 52.0m	$48.0m	$53.0m	$54.0m	$53.0m	$42.0m
47k dwt (Epoxy Coated)	$ 47.0m	$ 51.0m	n/a	$ 32.0m	$ 37.0m	$ 34.5m	$32.0m	$37.0m	$36.0m	$35.3m	$32.0m

A weaker tanker market, limited financing ability and cases of shipyard distress all lent themselves as factors to depress the S&P tanker activity in 2017. VLCC newbuild prices in South Korea fell by $10m throughout 2016 to finish at $83m, although prices dipped to $82m in September. These lower newbuild prices were not enough to trigger a rush of orders, with a total of 16 VLCCs ordered in 2016—closer to the long-term average but significantly lower than the 54 orders clocked in 2015. The majority of orders came towards the end of the year and were placed in China, Japan and South Korea relatively evenly.

Suezmax orders in 2017 also tracked lower, totalling 18, compared to a staggering 64 orders placed in 2015. There was a rush of 10 orders in October by 4 different owners, while one owner placed an order for 4 coated Suezmaxes—otherwise known as “LR3s”. Suezmax orders were placed mostly in South Korea, with notably a couple placed in Spain. Suezmax NB South Korea prices also lost $10m throughout the year to finish at $55m—equating to an annual loss of 15%, higher than the VLCC annual loss of 11%.

Aframax NB South Korean prices also fell by $10m, or nearly 20%, to $42m by the end of 2016. Total Aframax (coated and uncoated) orders were at just 17 in 2016, compared to 109 in 2015. All figures includes LR2s. Of the 17 Aframaxes ordered in 2016, 8 are known to be coated—more are likely to become coated orders once more information is received closer to delivery. Panamax orders in 2016 were not as strong as the other crude tanker classes, there was 1 uncoated and 30 coated orders last year. In 2017 only 6 Panamaxes, all coated, were ordered as NB South Korean prices fell to $39m by the end of December from $46m at the start of 2016, a 15% fall.

MR NB South Korean prices did not fall by the same degree, weakening by 8.5% or $3m throughout the year to end at $32m. MR orders last year totalled 27, characterised by a number of bulk orders at yards in Japan and China, predominantly. MR ordering had already began a downward trajectory since 2013 when a staggering 165 MR tankers were ordered as part of the eco-MR boom. It is a similar story for the Handies, whose ordering has declined each year since 2013 with 57 orders, 2014 with 47 orders and 2015 with 30 orders. In 2017, there were only 4 Handy orders.

Ordering activity in the medium term is expected to remain subdued as it was in 2016 given the continued expectations of factors that affected the market last year, namely a weaker tanker market and limited financing ability. In periods of high fleet growth, which are preceded by years of high ordering which was witnessed in 2015, 2014 and 2013, ordering interest is typically restrained although orders from especially more institutional players to replace ageing fleets or to address specific national needs will continue to be placed.

Second-hand Prices

5-Year Old Tanker Prices
	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15	Jan-16	Jan-17
VLCC	$117.0m	$138.0m	n/a	$77.0m	$80.0m	$55.0m	$51.0m	$60.8m	$77.0m	$78.0m	$55.0m
Suezmax	$ 80.0m	$ 96.0m	n/a	$55.0m	$56.0m	$43.0m	$37.0m	$38.0m	$55.8m	$60.0m	$40.6m
Aframax (Uncoated)	$ 65.0m	$ 73.0m	n/a	$39.0m	$41.0m	$32.0m	$27.0m	$29.5m	$42.5m	$44.0m	$27.0m
47k dwt (Epoxy Coated)	$ 47.0m	$ 52.0m	n/a	$24.5m	$26.0m	$25.5m	$22.0m	$28.0m	$26.4m	$28.0m	$20.0m

Given the weaker market in 2016, there was less demand to procure a ship immediately via the secondhand market. Secondhand (5-year old) tanker prices fell by more than NB prices in all markets, which is not difficult to imagine given that secondhand tanker prices jumped in 2015. Throughout the year, VLCC secondhand prices fell by 29.5% to $55m, Suezmax prices fell by 30% to $42m, Aframax prices fell by 38.5% to $27m, LR1 prices fell by 26.5% to $25m while MR prices fell by 28.5% to $20m. Most of the weakness in the second hand market took hold towards the end of the first half of the year, as most tanker earnings began to exhibit a longer term downturn that was due to a fundamental oversupply and not just a temporary dip in the market. Therefore, as to be expected, demand for tankers to operate in the current market sunk and as such second hand prices so far in 2017 have yet to post any major recovery.

Vessel Earnings

A more oversupplied market and slow, but steadily, climbing bunker prices lead to a year-on-year weakening in earnings across the tanker market in 2016. VLCC (basis TD3 round voyage) earnings fell 37% to average just above $41,000/day for the year, Suezmax (basis TD20 round voyage) earnings fell 42% to just below $25,000/day as an average for the year whilst the Aframax Composite (basis an average of TD7, TD8, TD9, TD11, TD14 and TD17 round voyages) fell by 43% to above $20,000/day. Overall, earnings sunk back to near 2014 levels after an exuberant 2015, but $/tonne rates were lower than in 2014 which highlighted the importance of the low bunker cost—although bunker costs were rising they were still low in historical terms, supporting earnings levels in 2016 whilst the actual freight in $/tonne terms was sometimes at record low levels reflecting the oversupply. This phenomenon was even more apparent in the product tanker market as some routes, notably TC1, reached a record low annual $/tonne, yet annual earnings averaged above the four years between 2010 and 2013 at $16,300/day. The record low $/tonne was witnessed on nearly every product tanker Baltic route, including TC2, TC6, TC14 and TC5, exhibiting that product tankers were under greater pressure than their crude tanker counterparts last year. High product stocks in all global refining centres, as explained previously, was a significant hindrance to trade especially considering that the cost of freight in product trade is a much more critical element in making the arbitrage between regions work than in crude trade. Therefore, the arbitrage-sensitive nature of product tanker freight has the ability to depress freight even more in a poor trade environment given an already oversupplied market.

Oil prices, and as an extension bunker prices, hit their low in mid-January. Rotterdam IFO380 reached $105/tonne, compared to $277.50/tonne at the start of 2015 and $611.50/tonne at the start of 2014. Since the start of 2016, bunker prices have climbed up steadily with the rise in oil prices to average ~$211/tonne for the year of 2016—lower than the 2015 average of ~$265/tonne. Going forward, bunker prices are expected to continue to climb with the oil price trajectory and if $/tonne remains depressed owners could see their earnings come down further as they bear the brunt of costlier fuels. Further, with the rise in oil prices the contango also weakened throughout 2016—the 12 month Brent contango has fallen from above $8/bbl at the start of 2016 to $2/bbl at the end of the year. As a result, storage operations began to unravel freeing up more of the fleet from storage play areas such as the Mideast Gulf and Singapore. The 12m Brent spread has since dipped into negative territory, which signifies backwardation, meaning that the OPEC and non-OPEC joint supply cut is bearing fruit as immediate supply is beginning to appear tighter than supply in the future leading to stockdraws.

VLCC Time Charter Equivalent Spot Market Earnings

VLCC

The VLCC market began the year in 2016 with a very strong January, averaging over $63,000/day (basis TD3 MEG/Japan round voyage), after an exceptional fourth quarter in 2015 aided by strong Far Eastern demand and extremely low bunker prices. Earnings then began to sink with the onset of the spring refinery maintenance season and the beginning of the influx of newbuilds into the fleet—9 VLCCs delivered in the first quarter of 2016, compared to 21 for the entire year of 2015. Overall, VLCC earnings averaged $56,000/day in Q1-16, lower than each quarter in 2015. Earnings sunk further in the second quarter of the year as the drop-off in Nigerian loadings crowded the Mideast Gulf market with Suezmax competition. Q2-16 VLCC earnings fell to just below $43,000/day, while Q3-16 earnings fell even further to average $20,000/day—the lowest quarterly average since Q3-13. TD3 reached its lowest $/tonne in September of approximately $6.70/bbl in the midst of autumn refinery maintenance and continued problems in West Africa. Earnings finally staged a recovery in the fourth quarter of last year, with TD3 TCEs rising to just below $40,000/day in October, near $50,000/day in November and to almost $60,000/day in December. Despite 13 VLCC deliveries in Q4-16, and 13 prior deliveries in Q3-16, seasonally strong Far Eastern demand, buoyed by Chinese stockbuilding, and a massive push in OPEC crude ahead of the production cut agreement improved the demand/supply balance in the VLCC market at the end of 2016 whilst Nigerian and Libyan supplies were also returning absorbing Suezmax and Aframaxes. VLCC earnings have since sunk in the first quarter of 2017, as is seasonal with the onset of spring refinery maintenance affecting February fixing onwards while a reduction in Mideast Gulf loadings and heavy delivery schedule are also testing the market balance.

Suezmax Time Charter Equivalent Spot Market Earnings

Suezmax

Suezmax earnings also charted down in 2016 from their high levels of 2015, which averaged over $45,000/day for TD6 (BSea/Med) and over $42,000/day for TD20 (WAF/East). However, Q1-16 earnings remained fairly steady at an average of $35,000/day for TD6 and $33,000/day for TD20. Second quarter earnings sunk lower, which is seasonally typical, to an average of $25,000/day for TD6 and TD20. Towards the end of the second quarter major refinery disruptions in France at first provided support for earnings as it created delays and a supply crunch in the Med. region—a traditional market for Suezmaxes coming from either West Africa or the Mideast Gulf into Europe. This pushed earnings in June up by about $2,500/day month on month. Disruptions in Nigerian loadings began in mid-Q1-16, but did not reach their peak in offline capacity until August when TD20 earnings fell near $6,000/day while TD6 earnings fell to approximately $1,500/day. August marked the lowest $/tonne on record for TD20 at just above $6/tonne whilst TD6 $/tonne sunk for the month below $4/tonne and was the lowest since 2002. The weakness in August which was propelled by a combination of low demand, ahead of autumn Asian refinery maintenance, Nigerian disruptions and a total of 19 Suezmax YTD deliveries into the fleet (compared to a total of 8 for the FY 2015) pushed earnings to average just under $12,000/day on TD6 and $14,000/day on TD20. Earnings staged a recovery in the last quarter of the year with a return of stability in Nigeria and a seasonally stronger demand profile. TD6 earnings recovered to average just below $30,000/day in Q4-16 while TD20 earnings rose to just above $25,000/day. The two benchmark Suezmax routes have since weakened since the start of 2017 as heavy Suezmax slippage in 2016 has left many ships in the orderbook for this year—so far in the first two months of 2017, 9 newbuilding Suezmaxes have delivered—with 52 more scheduled to deliver this year of which more than two-thirds are due in the next four months (although continued high slippage is likely this year).

Aframax Time Charter Equivalent Spot Market Earnings

Aframax

The Aframax Composite (basis an average of TD7, TD8, TD9, TD11, TD14 and TD17) also weakened in 2016; Composite earnings for the year averaged just above $21,000/day compared to an average of $37,000/day in 2015. The Aframax market was of course affected by the weakness in the larger crude tanker sectors, Suezmaxes took a greater market share in regions such as Kozmino and the Black Sea as their traditional West African market somewhat disintegrated, but the dirty Aframax market is also influenced by the clean LR2 market which in 2016 fell markedly amid a very weak product trade environment and high deliveries of newbuild coated ships which made the fleet younger and more competitive. The Aframax Composite remained relatively healthy in the first quarter of 2016 at $28,500/day, with the cross-Med. market in particular weighing down the sector. The Aframax Composite fell further in the second quarter of the year to average $22,500/day with weakness in the East on TD8 (MEG/Singapore) and TD14 (Indonesia/Australia) dragging down the sector average. Dirty Aframax earnings experienced acute weakness in the third quarter of 2016, similar to VLCCs and Suezmaxes, as earnings halved on all the Aframax Composite routes—TD7 (North Sea/UKC) fell to approximately $15,000/day, TD8 sunk to below $11,000/day, TD11 fell to just above $10,000/day and TD17 (Baltic/UKC) fell to just over $14,000/day. Earnings staged a rebound in the fourth quarter as the Composite average recovered from approximately $12,000/day to over $22,000/day. Despite a marked migration of clean-trading LR2 earnings into the dirty trading fleet as LR2 earnings tracked nearly 50% below Aframax earnings in the fourth quarter, the Aframax market remained elevated during the seasonally stronger period and due to the return of Libya and greater Black Sea volumes via the CPC pipeline, also amid a strong NW European market. Aframax earnings have begun to sink again in the first quarter of 2017, pressure from the continued dirtying up of clean trading LR2s is being felt in the market while competition from the larger crude classes is also a threat as their own supply/demand balance remains unfavourable.

MR Time Charter Equivalent Spot Market Earnings

MR

The MR Composite (basis an average of TC6, TC7, TC10 and TC2/14) sunk over 40% in 2016, similar to the crude tanker sectors, amid the last of three years of high deliveries into the fleet and much weaker product trade growth. The MR Composite fell only slightly in the first quarter of 2016 compared to the last quarter of 2015, from an average of $19,500/day to just below $18,000/day, as a result of continued strength in each market—both east and west. During the start of 2016, refineries were still pumping at very high levels to capture a healthy gasoline margin. Pricing signals for gasoline in particular were still relatively volatile between regions providing for product trading opportunities. However, come the second quarter of 2016 it became apparent that product stocks were more than enough in each of the main refining hubs, meaning that additional supplies from another region were rarely needed, which quickly depressed product tanker demand and therefore product freight. The MR Composite fell to $14,500/day in Q2-16, a year-on-year fall of 50% or $13,500/day. Earnings were lower on each of the four routes, but particularly the TC2/TC14 triangulation of which gasoline trade into the US is a major component. The MR Composite fell further in Q3-16, which was the strongest quarter in 2015, to $11,000/day and stayed at that level through to the end of the year. During the third quarter of 2016, the TC2 (UKC/USAC) $/tonne fell to approximately $12.50/tonne—the lowest level since 2002—while TC14 sunk to the lowest $/tonne on record (since 2008) to near $11/tonne due to a lack of transatlantic trade as a result of sufficient stocks on either side of the Atlantic and therefore minimal, if any, arbitrage opportunities. Weakness in the MR market was also apparent in the east, although to a less extreme degree, as a boom in Chinese product exports unexpectedly swelled the eastern market and kept excess cargoes searching for the few possible arbitrage opportunities West. The MR Composite has slightly recovered to $12,000/day so far in the first quarter of 2017, it is still expected that product trade weakness will hamper trade this year but a lower fleet growth on MRs, whilst other fleets are growing, along with their handle on niche trades will help to support earnings going forward.

The LNG Market

LNG supply growth in 2016 was less than what had been expected at the beginning of the year as a result of delays in the start-up and slow build-up of production at some new trains combined with declining output at operating plants. However, demand growth throughout the year was stronger than expected in China, India, the Middle East and Egypt which brought the LNG market into closer balance supporting prices which ended the year close to those in oil-indexed long-term contracts. The improved supply/demand balance of LNG also meant that there were no flows of “distressed” LNG cargoes into Europe, the market of last resort. Two trains at the Sabine Pass plant in Louisiana, the first in the lower -48 states and the first in the ascent of US production capacity to ~65 mtpa over the next five years, were commissioned last year with Latin America as the prime destination for most cargoes in 2016, although some headed to Asia towards the end of the year. In addition, some 27 mtpa of regasification import capacity was added during 2016 including additions in Jamaica and Colombia for the first time. However, Japanese LNG imports continued to fall in 2016, to an estimate 81.6 mtpa from 83.6 mtpa in 2015. This trend is unlikely to change course especially if Japan’s nuclear comeback goes as planned. China demonstrated significant and somewhat unexpected demand growth of 33% to 26mtpa last year, but combined with emerging demand growth in the Middle East and South Asia, it may not be enough to prevent a bearish price environment.

A total of approximately 300 spot fixtures are estimated to have been concluded in 2016, a marked increase from around 190 voyages in 2015. The addition of new LNG supply trains to the market in 2016 helped to erode the overcapacity in the LNG tanker market. However, oversupply continued to plague the market in the first half of the year with LNG freight rates remaining low at around $30,000/day despite new liquefaction trains coming online in Australia (Australia Pacific LNG) and the US (Sabine Pass). Freight improved following increased activity in August where Atlantic basin spot rates were in excess of $40,000/day. On the supply side, only 6 LNG carriers (approximately 1% of the fleet) were ordered last year—further promoting a more balanced market in the future. Overall, however, inflated fleet growth over the past few years has led to a supply glut that is expected to keep rates under pressure until 2018 when a significant expansion of US LNG supply is due to hit the market.

Risk Factors

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil carriers and product tankers may adversely affect our future revenues and earnings.

The volatility in charter rates, and in turn our revenue and earnings, is due to the historically cyclical nature of the tanker industry. The typical cycle is partly created by material changes in the number of tankers available in the market resulting primarily from new deliveries to the market less vessels demolished or converted due to technical obsolescence and the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by material changes to the supply of and demand for oil due primarily to corrections in the price of oil and to geopolitical factors. As of April 5, 2017, over half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates, and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2017 and June 2028. After a strong 2015, tanker charter rates declined significantly in 2016 and, following a mild recovery in the seasonally strong fourth quarter of 2016, further declined in early 2017. If rates are low in the charter market for any significant period in 2017, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. While the global economy may be improving, at different rates in different parts of the world, concerns over debt levels of certain European Union member states and poor liquidity of European banks are expected to lead to continued slow growth in most of Europe in 2017. There can be no assurance that a global recession will not return and tight credit markets will not continue or become more severe.

In addition, the process of the UK to exit the European Union, as well as continued turmoil and hostilities in the Middle East and North Africa or potential hostilities elsewhere in the world, could contribute to volatility in the global financial markets. These circumstances, along with the re-pricing of credit risk and the reduced participation of certain financial institutions from financing of the shipping industry, will likely continue to affect the availability, cost and terms of vessel financing. If financing is not available to us when it is needed, or is available only on unfavorable terms, our business may be adversely affected, with corresponding effects on our profitability, cash flows and ability to pay dividends.

Moreover, as a result of the continuing economic crisis in Greece and the related austerity measures implemented by the Greek government, as well as the capital controls in effect in Greece since mid-2015, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Furthermore, the commitments by the Greek government to the nations’ creditors and potential shift in its policies may potentially lead to Greece’s exit from the Eurozone, if not satisfied, which could affect our technical and commercial managers’ operations located in Greece.

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

Despite turbulence in the world economy in recent years, worldwide demand for oil and oil products continues to rise. In the event that this trend falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices remain at uneconomic levels for producers, it may lead to declining output. In particular, the charter rates that we earn from our vessels employed on charters related to market rates, may decline and possibly remain at low levels for a prolonged period of time.

Our operating results are subject to seasonal fluctuations.

The tankers owned by our subsidiary companies operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30. However, there may be periods in the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

An increase in the supply of vessels without an increase in demand for such vessels could cause charter rates to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 11% of the existing world tanker fleet at February 1, 2017, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2017. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A return to weak charter rates could have a material adverse effect on our revenues and profitability.

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

Our business and the operation of our subsidiaries’ vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. To comply with these requirements and regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulphur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2017 and for all vessels to be certified in accordance with the BWM convention by September 8, 2017, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage

These and future environmental regulations, which may become stricter, may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to late 2013, and despite the young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of our vessels. Vessel values recovered from the end of 2013, but have again declined during 2016 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values may remain at current levels for a prolonged period, further decline or rise. Low values may result in our inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and -loan-to-asset value collateral requirements. If we were unable to obtain waivers in case of non-compliance, or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission and none of our lenders under our credit facilities has requested such prepayment or additional cash collateral where non compliance has occurred.

Charters at attractive rates may not be available when our current time charters expire.

During 2016, we derived approximately 52% of our revenues from time charters, as compared to 41% in 2015. As our current period charters on thirteen of the vessels owned by our subsidiary companies expire in the remainder of 2017, it may not be possible to re-charter these vessels on a period basis at attractive rates-if the current softness in the tanker charter market continues. If attractive period charter opportunities are not available, we would seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive a substantial portion of our revenues from the payment of charter hire by our charterers. 41 of our 62 vessels are currently employed under time charters including time charters with profit share. We could lose a charterer or the benefits of a time charter if:

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

The spot market for crude oil and petroleum product tankers is highly competitive. During 2016, we modified our chartering strategy to place more of our subsidiaries’ vessels on time-charter. As of April 5, 2017, 21 of the vessels owned by our subsidiary companies were employed under spot charters. If we were to increase participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel). See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and the contracts to construct our newbuildings. We have engaged Tsakos Energy Management to perform all of our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping and TCM.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2016 would have resulted in a payment of approximately $166.3 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

In addition to the vessels that it manages for our fleet, TCM technically manages a fleet of privately owned vessels and wishes to acquire third-party clients. These vessels are operated by the same group of TCM employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is not impossible that Tsakos Shipping, which provides chartering services for nearly all vessels technically managed by TCM, might allocate charter or spot opportunities to other TCM managed vessels when our subsidiaries’ vessels are unemployed. It is also possible that TCM could in the future agree to manage more tankers that might directly compete with the fleet.

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

The global economic downturn that commenced in 2008 resulted in a decrease in vessel values. The decrease in value accelerated during 2013 until the latter part of the year as a result of excess fleet capacity and falling freight rates. Although valuations recovered, they have declined again in 2016 and may fall further, remain the same or start to rise again depending on market conditions. In addition, although our subsidiaries currently own a modern fleet, with an average age of 7.4 years as of April 5, 2017, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting pronouncements require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time to time result in asset write-downs, which could adversely affect our results of operations.

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

As of April 5, 2017, our subsidiaries have contracts for the construction of three aframax tankers for delivery in 2017. Our subsidiaries may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

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

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

In recent years, global crude oil prices were very volatile. Any decline in oil prices can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium term charter rates for charters which commence in the near future. Any continued period of low oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity and the expectation of further future capacity, the construction and delivery of new LNG carriers has been increasing. Any future expansion of the global LNG carrier fleet that cannot be absorbed by existing or future LNG projects may have a negative impact on charter rates, ship utilization and ship values. Such impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

Hire rates for LNG carriers may fluctuate substantially and declined significantly during 2016. If rates remain low when we are seeking a new charter, our revenues and cash flows may decline.

The significant fall in oil prices over the past two years has contributed to substantial declines in the price of LNG, which coupled with delays in the completion of liquefaction and regasification facilities around the world and a high order book, particularly with vessels ordered on speculation, has led to declines in average rates for new spot and shorter-term LNG charters. Unless LNG charter market conditions improve over the next eighteen months, we may have difficulty in securing new charters at attractive rates and durations for our two LNG carriers when their current charters expire.

We depend upon Hyundai Ocean Services to manage our LNG carrier.

Tsakos Energy Management has subcontracted all technical management of our LNG operation to Hyundai Ocean Services Co., Ltd (“HOS”) for a fee. Neither Tsakos Energy Management nor TCM has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees to conduct LNG operations in the future. As such, we are currently dependent on the reliability and effectiveness of third-party managers for whom we cannot guarantee that their employees, both onshore and at-sea are sufficient in number or capability for their assigned role. We also cannot assure you that we will be able to continue to receive such services from HOS on a long-term basis on acceptable terms or at all.

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

Oil prices have declined substantially in the last two years, which has resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is the largest, expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments.

If our counterparties were to fail to meet their obligations under a charter agreement we could suffer losses or our business could be otherwise adversely affected.

As of April 5, 2017, 40 of our subsidiaries’ vessels were employed under time charters and time charters with profit share. The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to timely obtain a replacement vessel in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2016, our debt to capital ratio was 55.5% (debt / debt plus equity), with $1.8 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2016, 74% of our cash flow derived from operations was dedicated to debt service, excluding any debt prepayment upon the sale of vessels, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

•	a substantial decrease in our net operating cash flows or an increase in our expenses could make it difficult for us to meet our debt service requirements and force us to modify our operations;

•	we may be more highly leveraged than our competitors, which may make it more difficult for us to expand our fleet; and

•	any significant amount of leverage exposes us to increased interest rate risk and makes us vulnerable to a downturn in our business or the economy in general.

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

Over the past thirteen years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors monitors the status of our derivatives in order to assess whether such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

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

We have a risk management policy and the Audit Committee oversees all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a description of our current interest rate swap arrangements.

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

If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.

Our income is not presently subject to taxation in Bermuda, which has no corporate income tax. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. As a result of the continuing economic crisis in Greece, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees. In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

If we or our subsidiaries are not entitled to exemption under Section 883 of the United States Internal Revenue Code of 1986, as amended, for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our gross U.S.-source shipping revenue, without allowance for deductions, under Section 887 of the Internal Revenue Code. The imposition of such tax could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

See “Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2017 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2016 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

Distributions on shares of non-U.S. companies that are treated as dividends for U.S. federal income tax purposes and are received by individuals generally will be eligible for taxation at capital gain rates if the shares with respect to which the dividends are paid are readily tradable on an established securities market in the United States. This treatment will not be available to dividends we pay, however, if we qualify as a PFIC for the taxable year of the dividend or the preceding taxable year, or to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins 60 days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. We do not believe that we qualified as a PFIC for our last taxable year and, as described above, we do not expect to qualify as a PFIC for our current or future taxable years. Legislation has been proposed in the United States Congress which, if enacted in its current form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2016, Euro expenses accounted for approximately 33% of our total operating expenses, including dry-dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 5, 2017, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 34% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

The market price of our common shares and Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares, changes in prevailing interest rates and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

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

During 2016, we paid dividends on our common shares totaling $0.29 per common share, totaling $24.5 million. On March 17, 2017, the Company announced a common share dividend of $0.05 per common share to be paid on April 28, 2017 to holders of record as of April 25, 2017. In addition, during 2016 we paid dividends on our preferred shares totaling $15.9 million and another $4.0 million in January and February 2017. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions in the Companies Act of 1981 of Bermuda, as amended, or the Companies Act, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a limit on dividends exceeding 50% of our net income for any particular year, plus certain additional amounts permitted to the extent 50% of our aggregate net income in prior years exceeded dividends paid during such years, as well as other relevant factors. Net losses that we incurred in certain of our historical periods as well as dividends that we historically paid reduce the amount of the accumulated consolidated net income from which we are permitted to pay dividends under our loan agreements while net income in other periods increases the amount. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series B, Series C, Series D and Series E Preferred Shares. We may have insufficient cash to pay dividends on or redeem our Series B, Series C, Series D and Series E Preferred Shares, or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares may be adversely affected if we are unable to or do not pay dividends as intended.

Market interest rates may adversely affect the value of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares.

One of the factors that influences the price of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares is the dividend yield on these preferred shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead to lower prices for our shares when valued using their dividend yields. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividends. Accordingly, higher interest rates could affect the market prices of our preferred shares to decrease.

Holders of our Preferred Shares have extremely limited voting rights.

The voting rights of holders of Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. The voting rights of holders of these preferred shares are limited to the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

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

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 5, 2017 we operated a fleet of 57 modern crude oil and petroleum product tankers that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers and three suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 62 vessels. We have also under construction three crude aframaxes with expected deliveries within 2017. The resulting fleet (assuming no further sales or acquisitions) would comprise 65 vessels representing approximately 7.2 million dwt.

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

Tsakos Energy Management subcontracts the technical and operational management of our fleet to TCM. TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our vessels apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004 and the aframax tankers Maria Princess and Sapporo Princess which are technically managed by a non-affiliated ship manager, and the VLCC Millennium which is on a bareboat charter. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 211 vessels and crewing services for an additional 87 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

As of April 5, 2017, our operational fleet consisted of the following 62 vessels:

Number of Vessels	Vessel Type

3	VLCC

13	Suezmax

14	Aframax

3	Aframax LR2

11	Panamax LR1

6	Handymax MR2

7	Handysize MR1

2	LNG carrier

3	Shuttle DP2

Total 62

Twenty-two of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals approximately 6.9 million dwt, all of which is double-hulled. As of April 5, 2017, the average age of the tankers in our current operating fleet was 7.4 years, compared with the industry average of 10 years.

In addition to the vessels operating in our fleet as of April 5, 2017, we have also entered into agreements for the construction of three additional vessels with established shipyard, Daewoo-Mangalia Heavy Industries.

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

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, handymax tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil transportation needs. We had also committed a sizable part of our newbuilding and acquisition program, in the past, to ice-class vessels, which are vessels that can access ice-bound ports depending on certain thickness of ice. We have 25 ice-class vessels, including three currently under construction. Additionally, we entered the LNG market with the delivery of our first LNG carrier in 2007 and accepted delivery of an additional LNG carrier with the latest design in 2016. We also entered the shuttle tanker market with our first DP2 suezmax Rio 2016 which was delivered in March 2013 and our second DP2 suezmax Brasil 2014 which was delivered in April 2013, each of which commenced with a 15-year time charter with Petrobras after delivery. The third DP2 suezmax shuttle tanker delivered on March 10, 2017 for charter to a European state-owned oil major.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment, pools and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 97%.

•

High-Quality, sophisticated clientele. For over 40 years, Tsakos entities have maintained relationships with and achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including BP, ExxonMobil, Flopec, Hyundai Merchant Marine, Petrobras, Chevron, Shell and Vitol are among the regular customers of Tsakos Energy Navigation. With the delivery of our three remaining aframax tanker newbuildings, Statoil will become one of our largest customers.

•

Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate two LNG carriers and three DP2 suezmax shuttle tankers, in this high-end market.

•

Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of TCM, which spreads costs over a vessel base much larger than our fleet, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

As of April 5, 2017, our fleet consisted of the following 62 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Hercules(3)	2017	300,000	2017	time charter	September 2018		Crude
2. Ulysses	2016	300,000	2016	time charter	November 2019		Crude
3. Millennium	1998	301,171	1998	bareboat charter	November 2018		Crude

SUEZMAX
1. Eurovision	2013	158,000	2014	spot	—		Crude
2. Euro	2012	158,000	2014	time charter	July 2018		Crude
3. Decathlon	2012	162,710	2016	spot	—		Crude
4. Spyros K(4)	2011	157,648	2011	time charter	May 2022		Crude
5. Dimitris P(4)	2011	157,740	2011	time charter	August 2023		Crude
6. Pentathlon	2009	158,475	2015	spot	—		Crude
7. Arctic	2007	163,216	2007	time charter	October 2017	ice-class 1A	Crude
8. Antarctic	2007	163,216	2007	spot	—	ice-class 1A	Crude
9. Archangel	2006	163,216	2006	spot	—	ice-class 1A	Crude
10. Alaska	2006	163,250	2006	spot	—	ice-class 1A	Crude
11. Eurochampion 2004(13)	2005	164,608	2005	time charter	August 2017	ice-class 1C	Crude
12. Euronike(3)	2005	164,565	2005	spot	—	ice-class 1C	Crude
13. Silia T	2002	164,286	2002	time charter	June 2017		Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	March 2025		Crude/Products
2. Rio 2016	2013	155,709	2013	time charter	May 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	June 2028		Crude/Products

AFRAMAX
1. Marathon TS	2017	113,651	2017	time charter	February 2022(8)		Crude
2. Sola TS	2017	112,700	2017	time charter	April 2022		Crude
3. Elias Tsakos	2016	113,737	2016	time charter	June 2023(9)		Crude
4. Thomas Zafiras	2016	113,691	2016	time charter	August 2023(9)		Crude
5. Leontios H	2016	113,611	2016	time charter	October 2023(9)		Crude
6. Parthenon TS	2016	113,554	2016	time charter	November 2021(8)		Crude
7. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
8. Uraga Princess	2010	105,344	2010	spot	—	DNA	Crude
9. Ise Princess	2009	105,361	2009	CoA	—	DNA	Crude
10. Asahi Princess	2009	105,372	2009	time charter	January 2018	DNA	Crude
11. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
12. Nippon Princess	2008	105,392	2008	CoA	—	DNA	Crude
13. Izumo Princess	2007	105,374	2007	spot	—	DNA	Crude
14. Sakura Princess	2007	105,365	2007	spot	—	DNA	Crude
15. Proteas(7)	2006	117,055	2006	time charter	May 2018	ice-class 1A	Crude/Products
16. Promitheas(7)	2006	117,055	2006	time charter	May 2018	ice-class 1A	Crude/Products
17. Propontis(7)	2006	117,055	2006	time charter	May 2018	ice-class 1A	Crude

PANAMAX
1. Sunray(3)	2016	74,039	2016	time charter	February 2021(10)		Crude/Products
2. Sunrise(3)	2016	74,043	2016	time charter	March 2021(10)		Crude/Products
3. World Harmony(4)	2009	74,200	2010	time charter	April 2018(5)		Crude/Products
4. Chantal(4)	2009	74,329	2010	time charter	June 2018(5)		Crude/Products
5. Selini(3)	2009	74,296	2010	time charter	October 2017		Crude/Products
6. Salamina(3)	2009	74,251	2010	time charter	May 2017		Crude/Products
7. Selecao	2008	74,296	2008	time charter	August 2018		Crude/Products
8. Socrates	2008	74,327	2008	time charter	July 2018		Crude/Products
9. Andes(4)	2003	68,439	2003	time charter	September 2018		Crude/Products
10. Maya(4)(6)	2003	68,439	2003	time charter	January 2018		Crude/Products
11. Inca(4)(6)	2003	68,439	2003	time charter	March 2018		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	time charter	December 2017	ice-class 1A	Products
2. Afrodite(3)	2005	53,082	2006	time charter	August 2017	ice-class 1A	Products
3. Ariadne(3)	2005	53,021	2006	time charter	August 2017	ice-class 1A	Products
4. Aris	2005	53,107	2006	time charter	May 2017	ice-class 1A	Products
5. Apollon	2005	53,149	2006	time charter	May 2017	ice-class 1A	Products
6. Ajax(3)	2005	53,095	2006	time charter	August 2017	ice-class 1A	Products

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion	2007	37,275	2007	spot	—	ice-class 1B	Products
4. Bosporos	2007	37,275	2007	spot	—	ice-class 1B	Products
5. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
6. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A	Products
7. Didimon	2005	37,432	2005	time charter	September 2017		Products

LNG
1. Maria Energy	2016	93,301	2016	time charter	March 2018(11)	Membrane (161,870 cbm)	LNG
2. Neo Energy	2007	85,602	2007	time charter	October 2018(12)	Membrane (150,000 cbm)	LNG
Total Vessels	62	6,899,610

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”).
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	Charterers have the option to terminate the charter party after at least 12 months with three months notice.
(6)	49% of the holding company of these vessels is held by a third party.
(7)	These three vessels are chartered to the same charterer: one for 30 months, one for 36 months and one for 42 months. It is charterer’s option which vessel to take for which respective period. Although all vessels have started their charters in November, 2015, as at April 5, 2017, the charterer has not informed us as to which vessel will be employed for which period. The above expiry date shown is based on 30 months for all three.
(8)	The charterer of each of these vessels has options to extend the term of the charter for up to seven additional years.
(9)	The charterer of each of these vessels has the option to extend the term of the charter for up to five additional years.
(10)	The charterer of each of these vessels has the option to extend the term of the charter for up to two additional years.
(11)	The charterer has the option to extend the term of this charter for up to an additional 18 months.
(12)	This charter for the use of the vessel as a floating storage unit can be extended for an additional six months by the charterer at a higher rate.
(13)	The charterer has the option to extend the term of this charter for up to an additional 6 months.

During 2016, the Company took delivery of two LR1 product carriers (Sunray and Sunrise) and four aframax tankers (Elias Tsakos, Thomas Zafrias, Leontios H and Parthenon TS) from Daewoo Shipbuilding in Romania. In addition, an LNG carrier was delivered from Hyundai Heavy Industries in South Korea and one VLCC tanker (Ulysses) was delivered from Hyundai Samho Heavy Industries in South Korea. As of April 5, 2017, two more Aframaxes (Sola TS and Marathon TS) were delivered from Daewoo Shipbuilding Romania, one DP2 suezmax shuttle tanker (Lisboa) from Sungdong in South Korea and one VLCC tanker (Hercules I) from Hyundai Samho in South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping has worked closely with the shipyards in the design of the newbuildings and will continue to work with the shipyards during the construction period. TCM provides supervisory personnel present during the construction.

Our newbuildings under construction, as of April 5, 2017, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Aframaxes
1. OSLO TS	Q2 2017	Daewoo Shipbuilding	112,700	55.3
2. STAVANGER TS	Q3 2017	Daewoo Shipbuilding	112,700	55.2
3. BERGEN TS	Q4 2017	Daewoo Shipbuilding	112,700	55.2
Total			338,100	165.7

(1)	Including extra cost agreed as of December 31, 2016.

As of April 5, 2017, bank financing, including pre-delivery installments, has been arranged for all the vessels under construction. Under the newbuilding contracts, the purchase prices for the vessels are subject to deductions for delayed delivery, excessive fuel consumption and failure to meet specified deadweight tonnage requirements. Progress payments for the newbuildings under construction are equal to between 40% and 55% of the purchase price of each vessel during the period of its construction. As of April 5, 2017, we have made progress payments of $65.3 million out of the total purchase price of approximately $165.7 million (assuming no additional changes to the vessels under construction) for these three newbuildings. The remaining amount (assuming no change to the vessels to be constructed) of $100.4 million is contracted to be paid during the remaining part of 2017, of which $70.5 million is expected to be financed with bank loans that have already been arranged.

Fleet Deployment

We aim to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates, as we took proactive steps to meet any potential impact of the expanding world fleet on freight rates. As at March 2017, the percentage of the fleet that is in employed at fixed rates was approximately 60%. We believe that our fleet deployment strategy and flexibility provides us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2016, 2015 and 2014 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2016	2015	2014
Time Charter—fixed rate	37%	35%	41%
Time Charter—variable rate	21%	19%	19%
Period Employment at variable rates	5%	5%	6%
Spot Voyage	37%	41%	34%
Total Net Earnings Days	18,570	17,594	17,489

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

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our board of directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. Seven vessels were sub-contracted to third-party ship managers during 2016.

The following chart illustrates the management of our fleet:

Technical management of the LNG carriers Neo Energy and Maria Energy, the VLCCs Hercules I and Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, is subtracted to unaffiliated third-party ship managers.

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our and our subsidiaries’ operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our board of directors and subject to the approval of our board of directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2016 and 2015, the monthly fees for operating conventional vessels were $27,500 and $20,400 for vessels chartered out on a bare-boat basis, $35,833 for the LNG carriers, and $35,000 for the DP2 shuttle tankers. From the above fees, a third-party manager is paid $25,833 for the LNG carriers, $13,940 for each of the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess and the VLCC Ulysses. Management fees for the VLCC Millennium were $27,500 per month of which $13,940 were payable to a third party manager until November 5, 2015 when the vessel entered a bareboat

Tsakos Energy Navigation 3 VLCC 13 Suezmax 3 Suezmax DP2 shuttles 17 Aframax 11 Panamax 6 Handymax MR 7 Handysize 2 LNG Carriers Tsakos Energy Management Executive Management Management Subcontract Tsakos Shipping Commercial Tsakos Columbia Shipmanagers Technical

charter. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our board of directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $16.9 million in 2016, $16.0 million in 2015 and $15.8 million in 2014. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. An additional amount of $2.1 million was charged in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2016, there was no such commission. In 2015 and 2014, a brokerage commission of approximately 0.5% was charged on the sale price of the vessels. The total amount paid for these chartering and acquisition brokerage commissions was $6.0 million in 2016, $7.6 million in 2015 and $6.2 million in 2014. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. No such fee was paid in 2016 or 2015. In 2014, such fees amounted to $0.2 million.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning and crewing of the vessels in the fleet. We benefit from the economies of scale of having our vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 75 operating vessels under management (including 54 of our subsidiaries’ vessels) at March 31, 2017, totaling approximately 6.8 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 163 employees engaged in ship management and approximately 2,987 seafaring employees of whom approximately half are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

Tsakos Energy Management pays TCM a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TCM performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Neo Energy and Maria Energy, the VLCCs Hercules I and Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, is subtracted to unaffiliated third-party ship managers.

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

Crewing and Employees

We do not employ personnel to run our business on a day-to-day basis. We outsource substantially all of our executive, commercial and technical management functions.

TCM arranges employment of captains, officers, engineers and other crew who serve on the vessels. TCM ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the vessels.

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2016.

Customer	Year Ended December 31, 2016
Petrobras	12.7%
Shell	12.6%
Eiger	9.0%
Flopec	7.4%
BP Shipping	5.8%
Vitol	5.0%
Chevron	4.8%
Exxon	4.2%
Litasco	3.7%
HMM	3.6%
Trafigura	3.1%
Statoil	2.9%
Socar	2.3%
Glovis	2.2%
PES	2.0%
ST Shipping	1.5%
Repsol	1.4%
Irving Oil	0.9%

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

Since January 1, 2011 a new chapter 8 of Annex I on the prevention of pollution during transfer of oil cargo between oil tankers at sea has applied to oil tankers of 150 gross tons and above. This requires any oil tanker involved in oil cargo ship-to-ship (STS) operations to (1) carry a plan, approved by its flag state administration, prescribing the conduct of STS operations and (2) comply with notification requirements. Also with effect from that date, Annex I has been amended to clarify the long standing requirements for on board management of oil residue (sludge) and with effect from August 1, 2011, the use or carriage of certain heavy oils has been banned in the Antarctic area. On January 1, 2016 Annex 1 of MARPOL was revised to include a mandatory requirement for oil tankers to be fitted with a stability instrument. Since March 1, 2016 Annex 1 has been revised to clarify that certain heavy oils cannot be used in the Antarctic area as ballast, in addition to the prohibition on carriage in bulk and use as fuel.

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

In addition, our “LNG” carriers meets IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers.

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

The Nairobi Wreck Removal Convention 2007 (“Wreck Convention”) entered into force on April 14, 2015. The Wreck Convention provides a legal basis for sovereign states to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine and coastal environment. Further, the Wreck Convention makes ship owners financially liable for wreck removal and require them to take out insurance or provide other financial security to cover the costs of wreck removal. All of our fleet has complied with the certification requirements stipulated by the Wreck Convention with regards to financial security.

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

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations, vessels must obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. territorial or inland waters. This permit, the 2008 Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and included requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water. Effective December 19, 2013, the VGP was renewed and revised. The 2013 VGP is similar to the 2009 VGP but now includes ballast water numeric discharge limits and best management practices for certain discharges. The ballast water management requirements will be phased in, depending on the ballast water capacity, age and next dry-docking date of a vessel. The 2013 VGP was is the subject of a legal challenged by the Canadian Shipowners Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that EPA acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court’s ruling. In the meantime, the 2013 VGP will remain in effect. On June 11, 2012 the U.S. Coast Guard and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements and the U.S. Coast Guard routinely include the VGP as part of its normal Port State Control inspections. Each VGP is planned to have a 5 year life cycle and the third VGP is expected to come into effect in December 2018. We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the obligations will have a material impact on our operations.

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

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6,053 million plus approximately $1,000 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $122 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on April 17, 2017. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500—5,000m3, their first scheduled drydock after January 1, 2014. The U.S. Coast Guard must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the U.S. Coast Guard Maritime Information Exchange (CGMIX) web page.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention). The BWM Convention will enter into force on September 8, 2017. Under the BWM Convention, all ships will be required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships of 400 gross tonnes and above will also have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and to be surveyed and issued with an International Ballast Water Management Certificate. All ships constructed after entry into force of the BWM Convention will have to be compliant on delivery. Existing ships will need to be compliant by the first International Oil Pollution Prevention (IOPP) renewal survey of the vessel on or after September 8, 2017. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries. Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water.

Due to the above developments in ballast water management regulations, the cost of compliance could increase for ocean carriers. Compliance with these standards may result in us incurring costs to install approved ballast water treatment systems on our vessels.

In November 2014 the IMO adopted the International Code for Ships Operating in Polar Waters (the “Polar Code”) and related amendments to SOLAS to make it mandatory. The Polar Code comprises of detailed requirements relating to safety, design, construction, operations, training and the prevention of environmental pollution. The Polar Code applies to all shipping and maritime operations, apart from fishing boats, ships under 500 tons and fixed structures. The Polar Code entered into force on January 1, 2017 and applies to new ships constructed after that date. Ships constructed before January 1, 2017 will be required to meet the relevant requirements of the Polar Code by their first intermediate or renewal survey, whichever occurs first, after January 1, 2018. Amendments have also been made to MARPOL, with entry into force dates aligned with the SOLAS amendments. The Polar Code brings with it numerous requirements and necessities for all ships trading in the polar regions and therefore a great deal of investment will be needed to operate in this region. It is our intention to comply with the Polar Code as implemented through MARPOL and SOLAS.

MARPOL Annex I regulation 43 concerning special requirements for the use or carriage of oils in the Antarctic area to prohibit ships from carrying heavy grade oil on board as ballast, came into force on March 1, 2016.

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

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal. The COP 21 agreement is expected to come into force in 2020. The governments agreed to the goal of keeping the increase in global average temperature to below 2°C and to aim, if possible, to limit the increase to 1.5°C. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The COP 21 came into force on 4 November 2016, and as at March 17, 2017 135 of the 197 countries who were party to the COP 21 have ratified it. The shipping industry was not included in emissions controls; however, with growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, it is now uncertain whether the agreement will in fact effect the shipping industry.

Trading Restrictions: The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, North Korea, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Between January 1, 2013 and April 25, 2017, the Company’s vessels made 2,830 port calls around the world, none of which were to those countries, apart from nine visits to Marsa Bashayer, Sudan, in order to load cargoes of Dar crude oil from the Republic of South Sudan, an independent landlocked nation, which is obliged to use a pipeline through Sudan to Marsa Bashayer to export its crude oil. Such visits, for loading South Sudan crude oil, do not require OFAC authorization. None of the vessels the Company owns or operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

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

In addition, the transportation of crude oil is subject to the risk of crude oil spills and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time as a result of physical damage. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5. Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by previous events.

We have hull and machinery insurance, increased value (actual or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian markets and reinsures most of its exposure under the insurance it writes for us, subject to customary deductibles, with various reinsurers in the London and international reinsurance markets. These reinsurers have a minimum credit rating of ‘A-’. We were charged by Argosy aggregate annual premiums of $9.0 million in 2016. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate gross tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. Each P&I club enters into reinsurance arrangements with other members of the International Group of P&I Clubs in order to provide the requisite amount of liability and pollution cover and as a method of preventing large losses in any year from being assessed directly against members of the P&I club.

World events have an impact on insurance costs and can result in increases in premium; however, other significant drivers of premium levels are market over capacity, inadequate deductibles, inefficient claims control by the insurers and scope of cover being too wide. Insurance premiums, having been in decline for several years with market losses having no impact on renewal costs, are now under greater scrutiny from capital providers, resulting in subtle indicators of potential firming of rates in the coming 12 to 24 months. The insurance markets maintain their list of World Wide War Risks Exclusions, as defined by the Joint War Committee in the London insurance market, and insurers are at liberty to charge increases in premium in order to provide cover for Excluded Areas which include the Indian Ocean, Gulf of Guinea, Libya and Saudi Arabia, amongst others. These additional insurance costs represent a relatively small portion of our total insurance premiums and are, in any case, largely paid by the Charterers. Protection & Indemnity (P&I) insurance costs are less affected by world events than H&M and more likely to be driven by maritime losses and whether there is a fall in the value of individual Club’s Free Reserves. TEN’s recent P&I renewals have seen a reduction in costs of 4.75% partly due to reduced costs of the International Group’s reinsurance programme and partly due to TEN’s own record. At March 31, 2017, the International Group of P&I Clubs continued to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2017. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2017, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

As of April 5, 2017, the fleet consisted of: 62 double-hull vessels, with an average age of 7.4 years, comprising 57 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current operational fleet consists of three VLCCs, sixteen suezmaxes (including three DP2 shuttle tankers), seventeen aframaxes, eleven panamaxes, six handymaxes, seven handysize product carriers and two LNG carriers. All vessels are owned by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2016

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

Hopes that the low oil price environment of 2015 would translate into a similar earnings trajectory in 2016 dimmed by the second quarter of 2016 as record high product stockpiles restricted refining runs growth and arbitrage trade between regions, limiting both crude and product tanker demand, whilst peak fleet growth towards the end of the year and rising bunker prices also weighed on the tanker market. The year began with concerns about the developing world economies, particularly China. The Chinese economy was seen slowing. Their equity markets fell sharply and this stressed financial markets in the developed world—equity and commodity.

As a result of the turmoil, crude oil prices reached multi-year lows in early 2016. The recovery of Iranian crude exports following the lifting of sanctions contributed to the lower oil prices. Outages in Canada (short lived) and West Africa (prolonged) soon boosted oil prices, which nearly doubled by the start of June. Burgeoning supply growth from the Mideast Gulf, namely Saudi Arabia and Iran, since the start of the year and waning refinery demand growth amid suffocating product stocks halted the upward march in oil prices. During the summer, OPEC leaders begun to discuss the possibility of production cuts to bring oil prices back above $50/bbl for a sustained period of time. This began to excite the market, supporting oil prices speculatively despite growth in US production resuming and stocks in the fourth quarter remaining high. Following the decision of OPEC and 11 non-OPEC countries to reduce output reached on the 30th of November, Brent oil prices have indeed managed to remain above $50/bbl.

Global oil production continued to grow into 2016. OPEC production rose by 1.2m bpd year on year (as a result of Iran’s return to the market after the lifting of sanctions at the end of 2015 and record production in Iraq and Saudi Arabia countering production declines out of Libya and Nigeria). Non-OPEC production fell by 0.79m bpd (mainly due to declines in US shale oil, Mexico and China) leaving a supply built of approximately 0.41m bpd. OECD European and Asian industry crude stocks fell through the year, whilst North American crude stocks have remained stubbornly high and actually slightly grew throughout 2016. Combined they remain comfortably above the 5-year average. It is believed than non-OECD stocks also remain high (although the data is difficult to come by). The OPEC and non-OPEC joint agreement to cut supply (by 1.2m plus 0.6m bpd) respectively , is hoped to dent this global crude surplus sitting in storage which will then in turn help to stabilize oil prices at a higher level for a prolonged period.

Overall, in annual terms 2016 was a year where oil demand growth outpaced crude production growth. The IEA consistently upgraded its demand growth estimations throughout the year, citing stronger than expected OECD growth in particular along with what was expected to be stronger demand in the dominating growth markets of India and China. Overall, oil demand grew by 1.6m bpd in 2016—with 0.4m bpd of this growth attributed to OECD countries and the remaining 1.2m bpd as a result of another year of strong non-OECD appetite. Although the IEA recorded slightly stronger oil demand growth in 2016 than expected, it was still far below the year-on-year growth of 2m bpd in 2015. However, without considering the exceptional growth in 2015, an annual growth of 1.6m bpd is still robust and is a testament to the high demand growth environment that has been enabled by low oil prices. Global oil demand is now expected to grow by an average of 1.2m bpd each year to 2022.

A more oversupplied market and slow, but steadily, climbing bunker prices lead to a year-on-year weakening in earnings across the tanker market in 2016. Earnings returned to near 2014 levels after an exuberant 2015, but $/tonne rates were lower than in 2014 which highlighted the importance of the low bunker cost—although bunker costs were rising they were still low in historical terms, supporting earnings levels in 2016 whilst the actual freight in $/tonne terms was sometimes at record low levels reflecting the oversupply. This phenomenon was even more apparent in the product tanker market as some routes reached a record low annual $/tonne, yet annual earnings averaged above the four years between 2010 and 2013. Product tankers were under greater pressure than their crude tanker counterparts last year. High product stocks in all global refining centres and lower refining margins created significant hindrance to trade especially considering that the cost of freight in product trade is a much more critical element in making the arbitrage between regions work than in crude trade. Therefore, the arbitrage-sensitive nature of product tanker freight has the ability to depress freight even more in a poor trade environment given an already oversupplied market. The soft tanker market, restrained ship lending capacity and cases of Far Eastern shipyards under restructuring, all lent themselves as factors to depress newbuilding ordering and values in 2016. In the medium term, ordering activity is expected to remain low given the continued expectations of the main factors (weaker tanker market and limited financing ability) that affected the market last year to remain.

Our fleet achieved voyage revenues of $481.8 million in 2016, a decrease of 18.0% from $587.7 million in 2015. The average size of our fleet increased in 2016 to 52.6 vessels from 49.2 vessels in 2015, and fleet utilization was 96.5% during 2016, compared to a 97.9% utilization during 2015. The market softened significantly in 2016 due to overcapacity in the global fleet, refinery outages, supply disruptions and high inventories. However, consumer demand was relatively strong, helped by low oil prices. Our average daily time charter rate per vessel, after deducting voyage expenses, decreased to $20,412 in 2016 from $25,940 in 2015, mainly due to the soft freight market. Operating expenses increased by 3.1% to $146.6 million in 2016 from $142.1 million in 2015 due to the addition of new vessels.

Depreciation and amortization was $113.4 million in 2016 compared to $105.9 million in 2015 due to the addition of new vessels. General and administrative expenses which include management fees and incentive awards were $25.6 million in 2016 and $21.8 million in 2015, the increase mainly due to the incentive award in 2016.

In 2016 and 2015, our tests did not indicate the need for an impairment charge. There was an operating gain of $89.8 million in 2016 compared to $188.1 million in 2015. There was a net accumulated gain of $2.1 million on the sale of the Triathlon and the Delphi in 2015. There was no vessel sale in 2016. Interest and finance costs, net increased by 19.5% in 2016 to $35.9 million, mainly due to new debt due to the new vessels deliveries and to higher interest rates. Net income attributable to the Company was $55.8 million in 2016 compared to $158.2 million in 2015. The effect of preferred dividends in 2016 was $15.9 million compared to $13.4 million in 2015. Net earnings per share (basic and diluted) was $0.47 in 2016, including the effect of preferred dividends, based on 84.9 million weighted average shares outstanding (basic and diluted) compared to earnings of $1.69 per share in 2015 based on 85.8 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2016 were:

•	the arrangement of four term loan facilities for the pre and post delivery financing of the VLCC tankers Ulysses and Hercules I and the LNG carrier Maria Energy the refinancing of three matured loans;

•	the dry-docking of Euronike, Alaska, Archangel, Spyros K, Dimitris P, Neo Energy, Arion, Amphitrite, Proteas, Promitheas and Propontis for their mandatory special or intermediate survey;

•	the payment to holders of Series B preferred shares of dividends totaling $4.0 million in aggregate;

•	the payment to holders of Series C preferred shares of dividends totaling $4.4 million in aggregate;

•	the payment to holders of Series D preferred shares of dividends totaling $7.4 million in aggregate;

•	dividends to holders of common shares totaling $0.23 per share with total cash paid out amounting to $24.5 million; and

•	the acquisition of 3,705,286 treasury shares for the total amount of $20,683 thousand.

The Company operated the following types of vessels during and at the end of 2016:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	1.8	2.0	13.0	2.0	14.3	11.0	6.0	7.0	57.1
Number of vessels at end of year	2.0	2.0	13.0	2.0	15.0	11.0	6.0	7.0	58.0
Dwt at end of year (in thousands)	179.0	601.0	2,098.0	311.0	1,649.0	799.0	319.0	260.0	6,216.0
Percentage of total fleet (by dwt at year end)	2.9%	9.7%	33.8%	5.0%	26.5%	12.9%	5.1%	4.2%	100.0%
Average age, in years, at end of year	10.1	9.5	8.6	3.8	6.4	8.1	11.5	10.2	7.9

We believe that the key factors which determined our financial performance in 2016, within the given freight rate environment in which we operated, were:

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

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2016 and into 2017. To these may be added:

•	any recovery of the product and crude oil tanker charter markets during the year;

•	the delivery of more of our newbuildings with attractive charters attached;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Considerable economic and political uncertainty remains in the world as we enter the second quarter of 2017. The positive signs in terms of declining unemployment, strengthening dollar, low inflation, respectable growth and returning consumer confidence, continue to emanate from the United States. Certain recent measures have been taken in Europe to regenerate growth with a determination not to allow member states to fail or exit the Eurozone. Many developing countries still have surging economies albeit with the occasional readjustments or corrections. The fall in oil prices, although hurting a number of countries highly dependent on oil exports, allows most other nations to reduce their expenditure on oil imports and utilize their funds on consumer or development expenditures instead. Certain issues are cause for concern, including an increased level of violence in the Middle East, the increased tension in West-Russia relations, including due to the Ukraine situation, and the potential for disunity in the European Union due to uncontrolled immigration and the exit of the United Kingdom.

The oil price recovered during the latter part of 2016 from the multi year lows established earlier in the year. In the short to medium term oil prices are likely to trade in the $45 to $60 price range as high global oil stocks and increasing US shale oil production will counter the effects of OPEC’s first half of 2017 production cuts and most likely will put a ceiling in the oil price recovery. Global oil demand continues to be strong. Newbuilding deliveries for both crude and product tankers will continue to expand during the year however there is limited fleet growth after 2017 potentially tightening the tanker markets much more quickly than most people expect. LNG carrier rates hit bottom in the first half of 2016 and slowly have moved towards levels that provide modest returns. As supply of new LNG carriers is also slowing down and delays in the start-up of LNG projects come to an end we are beginning to see the start of a new up-cycle. Our confidence in our shuttle tanker operations is based on a combination of factors: the oil price recovery, the contribution that off-shore oil fields provide to Brazil and the emergence of Petrobras, our charterer, as a stronger and more efficient corporation following its recent reorganization.

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

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment in order to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to smooth the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of our vessels at a fixed minimum rate plus an extra agreed percentage of an amount based on market spot or time-charter rates (“profit-share”).

Our Board of Directors, through its Business Development and Capital Markets Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the Chartering Department of Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into account the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with Tsakos Shipping, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships Tsakos Shipping has built with many of the world’s major oil companies and refiners over 45 years of existence and high quality commercial and technical service.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008. Since steel prices were at consistently higher levels during the last few years and were expected to remain at high levels for the following years, from October 1, 2012, scrap values are calculated at $390 per lightweight ton (lwt). Our estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. From mid-2015, scrap values have fallen from $390 per lwt to as low as $250 per lwt, but have more recently climbed again to $350 per lwt. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carriers), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews and tests all vessels for impairment at each quarter-end and at any time that specific vessels may be affected by events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels is approximately 7.4 years as of April 5, 2017. The average remaining operational life is, therefore, 17.6 years. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values. However, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Exclusion of such an escalation would not impact the overall impairment conclusion for each vessel for the years 2016, 2015 and 2014. Future operating costs are based on the 2016 average per individual vessel to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic recovery stalls or if oil prices begin to trend upwards again for an extended period, oil demand over an extended period of time could be negatively impacted. This will exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur.

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

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2016 and 2015, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the results would be the following:

	As of December 31, 2016		As of December 31, 2015
	Number of Vessels(*)	Amount (U.S.$ millions)(**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	2	29.4	2	22.6
3-year historical average rate	0	0	0	0
1-year historical average rate	2	29.4	0	0

(*)	Number of vessels the carrying value of which would not have been recovered.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Although charter rates markedly increased from late 2014 and through 2015, they began to decline again in early 2016 to relatively low levels, which had an adverse effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2016, our review of the carrying amounts of the vessels in connection with the estimated recoverable amount did not indicate an impairment of their carrying values.

At December 31, 2016, the market value of the fleet, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $2.1 billion, compared to a total carrying value of $2.7 billion. While the future cash flow expected to be generated by each of the vessels in the fleet was comfortably in excess of its respective carrying value, there were 54 vessels in our fleet whose carrying values exceeded their market values. As determined at December 31, 2016, the aggregate carrying value of these vessels was $2.5 billion, and the aggregate market value of these vessels was $1.9 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy

•	VLCC: Millennium, Ulysses

•	Suezmax: Antarctic, Arctic, Alaska, Archangel, Silia T, Spyros K, Dimitris P, Eurovision, Euro, Pentathlon, Decathlon

•

Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Sakura Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess, Elias Tsakos, Thomas Zafiras, Leontios H, Parthenon TS

•	Panamax: Selecao, Socrates, Andes, Maya, Inca, World Harmony, Chantal, Selini, Salamina, Sunray, Sunrise

•	Handymax: Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax

•	Handysize: Amphitrite, Arion, Andromeda, Aegeas, Byzantion, Bosporos, Didimon

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A special survey requires a dry-docking. In between special surveys, a further intermediate survey takes place, for which a dry-docking is obligatory for vessels over fifteen years. Until December 31, 2013, for vessels reaching ten years in age, we estimated that the next dry-docking would be due after two and a half years. However, according to Classification Society regulations, vessels can defer the next dry-docking for five years during their first fifteen years of life, instead of ten years as previously estimated. We calculate that this change in estimate did not have a material effect in the years ending December 31, 2014, December 31, 2015 and December 31, 2016 and thereafter. During a dry-docking, work is undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

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

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that no impairment charge was required in 2016, 2015 or 2014, while in 2013 and 2012 an impairment loss had been incurred with respect to the carrying values of four of the older vessels of the fleet in 2013 and the oldest vessel of the fleet in 2012.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. As of January 1, 2015, incentive awards and management fees are combined with general and administrative expenses under the category general and administrative expenses. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. For 2017, no increase has been agreed by March 31, 2017 and monthly vessel management fees remain the same as in 2016 and 2015. Accordingly, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carriers will be $35,833 and for the suezmax DP2 shuttle tankers will be $35,000. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve month period. During the 2016-17 policy year, we will have received approximately $1.5 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by one of our vessels. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2016 versus year ended December 31, 2015

Voyage revenues

Voyage revenues earned in 2016 and 2015 per charter category were as follows:

	2016		2015
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	5.5	1%	0.8	0%
Time charter-fixed rate	166.8	35%	159.8	27%
Time charter-variable rate (profit share)	76.0	16%	80.9	14%
Pool arrangement	—	0%	6.6	1%
Voyage charter-contract of affreightment	29.8	6%	25.9	4%
Voyage charter-spot market	203.7	42%	313.7	54%

Total voyage revenue	481.8	100%	587.7	100%

Revenue from vessels amounted to $481.8 million during the year ended December 31, 2016 compared to $587.7 million during 2015, an 18.0% decrease. There was an average of 52.6 vessels operating in 2016 compared to an average of 49.2 vessels in 2015, the increase relating to the acquisition and delivery of nine vessels. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, TEN took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. The newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company in August 2016 and September 2016, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.5% employment compared to 97.9% in the previous year, the lost time being mainly due to the eleven dry-dockings performed during the year, while in 2015 there were nine dry-dockings.

Market conditions for tankers declined in 2016 following a strong 2015, and a falsely promising start to 2016. The decrease in revenue was mostly due to soft rates encountered in the spot market and in part to the unavailability of the LNG carrier Neo Energy, due to repositioning and dry-docking in preparation for its storage charter. Specifically, the soft market was due to increased supply of vessels in the market, disruption of crude oil supplies in the Atlantic basin and a reduction of refinery output.

The average time charter equivalent rate per vessel achieved for the year 2016 was $20,412 per day, down 21.3% from $25,940 per day in 2015. Our aframax tankers, which were trading mostly on spot charters during the year, suffered an average fall of 25% in average time charter equivalent rates from the previous year. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements, earned an average time charter equivalent rate 24% lower than in 2015.

Average daily TCE rates earned for the year ended December 31, 2016, and 2015 were:

	Year ended December 31,
	2016	2015
	U.S. $	U.S. $
LNG carrier	23,810	78,488
VLCC	28,564	45,828
Suezmax	24,818	32,453
DP2 shuttle	49,137	48,360
Aframax	21,425	28,479
Panamax	15,269	15,030
Handymax	15,029	15,318
Handysize	11,885	17,650

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

	Year ended December 31,
	2016	2015
Voyage revenues	$481,790	$587,715
Less: Voyage expenses	(106,403)	(131,878)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,660	560

Time charter equivalent revenues	$379,047	$456,397

Divided by: net earnings (operating) days	18,570	17,594
Average TCE per vessel per day	$20,412	$25,940

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	47.3	65.3	(27.5)%	6,098	8,392	(27.3)%
Port and other expenses	40.1	43.8	(8.6)%	5,165	5,635	(8.3)%
Commissions	19.0	22.7	(16.5)%	2,447	2,921	(16.2)%

Total voyage expenses	106.4	131.8	(19.3)%	13,710	16,948	(19.1)%

Days on spot and Contract of Affreightment (COA) employment				7,761	7,781	(0.3)%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. As from the first quarter of 2015, commissions on revenue are included in voyage expenses, in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. They are borne by the Company for all types of charter. Voyage expenses were $106.4 million during 2016 compared to $131.8 million in 2015, a 19.3% decrease. The total operating days on spot charters and contracts of affreightment totaled 7,761 days in 2016, almost the same as in 2015 at 7,781 days.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. In 2016, the decrease in voyage expenses was primarily due to a 27.5% decrease in the bunkering expenses due partly to a decrease in bunker prices of 16.3% and partly to a reduction of 5.8% in the volume of bunker purchases, while the number of days that the vessels were operating in types of employment bearing voyage expenses were stable between 2016 and 2015, as indicated above. Also, during 2016, there was a modest decrease of 8.6% in amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred. On a per relevant vessel basis the average daily voyage expense decreased by 19.1%.

Commissions in 2016 totaled $19.0 million compared to $22.7 million in 2015, a 16.5% decrease. Commissions were 3.9% of revenue from vessels in both 2016 and 2015. The decrease in total commission charges relates mainly to the decrease in revenue.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2016	2015		2016	2015
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	85.5	79.6	7.4%	4,528	4,447	1.8%
Insurances	14.5	15.2	(4.3)%	769	847	(9.2)%
Repairs and maintenance, and spares	20.1	20.7	(3.1)%	1,063	1,157	(8.1)%
Stores	8.5	8.8	(4.1)%	449	492	(8.8)%
Lubricants	6.2	6.8	(8.9)%	328	379	(13.5)%
Other (quality and safety, taxes, registration fees, communications)	11.1	11.1	0.8%	591	618	(4.4)%
Foreign currency gains/(losses)	0.7	(0.1)	(649)%	35	(7)	(621)%

Total operating expenses	146.6	142.1	3.2%	7,763	7,933	(2.1)%

Earnings capacity days excluding vessel on bare-boat charter				18,878	17,914

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. As from January 1, 2015, foreign currency gains or losses, previously shown as a separate line item in the consolidated statement of comprehensive income, are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Total operating costs were $146.6 million in 2016, compared to $142.1 million during 2015, an increase of 3.1%, primarily due to the new vessels acquired during the year, and more specifically due to increases in crew costs offset by reduced expenditure on insurances, repairs and spares, and supplies as a result of cost-effective ship management by the technical managers. There was no significant impact from foreign exchange differences, the US$ and Euro remaining relatively stable in the year.

Average operating expenses per ship per day for the fleet decreased to $7,763 for 2016 from $7,933 in 2015. This was partly due to the decrease in overall operating costs described above and in the additional vessels to which the overall costs are spread.

Another factor, not easily quantifiable, is that newer vessels are built to specifications that result in lower running costs.

Depreciation and Amortization

As from January 1, 2015, depreciation and amortization of deferred dry-docking costs are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Prior year comparable figures have been amended accordingly. Depreciation and amortization charges totaled $113.4 million in 2016 compared to $105.9 million in 2015, a 7.1% increase.

Depreciation amounted to $107.1 million in 2016 compared to $99.6 million during 2015, an increase of $7.5 million, or 7.6%. The increase is due to addition of nine vessels to the fleet in 2016 without any vessel disposals. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November, 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. In August and September 2016 the newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company, respectively, for charter to Shell. In November, 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. In 2015, depreciation was reduced by the impact of the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2016, amortization of deferred dry-docking costs was $6.3 million marginally less than in 2015. In 2016, eleven vessels undertook dry-docking compared to nine vessels in 2015. However, in 2015, there was an exceptional write-off of $0.9 million deferred charges relating to the product carrier Delphi when accounted for as held for sale at June 30, 2015.

General and administrative expenses

As from January 1, 2015, Management fees, administrative expenses, Stock compensation expense and Management incentive award are combined in one line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies.

Management fees, including those paid to third-party managers, totaled $17.7 million during 2016, compared to $16.6 million in 2015, a 6.3% increase due to the addition of nine vessels as mentioned above. In 2015, total management fees were reduced by the sale of two vessels in mid-2015.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2016 and 2015. During 2016, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCC Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCC Ulysses are $27,500 per month, of which $13,940 are payable to a third party manager, and $14,219 for the aframax vessel Sapporo Princess. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office General and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office General and administrative expenses in 2016 totaled $4.9 million compared to $4.1 million in 2015, a 20.7% increase mainly due to increased investor relations non-deal road shows and events, and increased directors’ fees, offset by reduced professional fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards, (described below under “—Management Incentive Award”) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,331 in 2016 compared to $1,212 in 2015, a 9.8% increase being mainly due to the 2016 management incentive award of $2.6 million and stock compensation award of $0.5 million described below (total awards in 2015 amounted to $1.1 million).

In May, 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2015, a specific award relating to the performance of 2014 amounting to $1.1 million was accounted for. There was no incentive award based on 2015 profitability accounted for within 2015. An award of $0.4 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

In addition, in 2016, it was decided by the Board of Directors that a stock compensation award of 87,500 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in General and administrative expenses. There was no similar award during 2015.

Gain on sale of vessels

There were no vessel sales during 2016. In July, 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2016, vessel values declined. As a result 54 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.9 years as of December 31, 2016 and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2016. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2016 and 2015.

Operating income

For 2016, income from vessel operations was $89.8 million compared to $188.1 million, a decrease of 52.2%.

Interest and finance costs, net

	2016	2015
	U.S.$ million	U.S.$ million
Loan interest expense	37.8	29.2
Interest rate swap cash settlements—hedging	3.6	2.8
Less: Interest capitalized	(4.0)	(3.4)

Interest expense, net	37.4	28.6
Interest rate swap cash settlements—non-hedging	1.1	2.2
Bunkers non-hedging instruments cash settlements	0.1	8.8
Change in fair value of non-hedging bunker instruments	(3.6)	(6.9)
Change in fair value of non-hedging interest rate swaps	(1.0)	(2.2)
Amortization of loan expenses	1.8	1.3
Bank loan charges	0.1	0.1
Gain on the prepayment of a loan, net	—	(3.2)
Other finance costs	—	1.3

Net total	35.9	30.0

Interest and finance costs, net, were $35.9 million for 2016 compared to $30.0 million for 2015, a 19.5% increase. Loan interest, excluding payment of swap interest, increased to $37.8 million from $29.2 million, a 29.4% increase partly due to the increase in outstanding principal amount of loans by over 10.4% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable 6 and 3-month LIBOR, decreased to $4.7 million from $5.0 million, as two swaps expired in 2016 and two others became effective during the period.

The average loan financing cost in 2016, including the impact of all interest rate swap cash settlements, was 2.7% compared to 2.5% for 2015. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $4.0 million in 2016, compared to $3.4 million in 2015, the increase being due to the extra vessels under construction in 2016.

There was a positive movement in the fair value (mark-to-market) of the non-hedging interest rate swaps in 2016 of $1.0 million compared to a positive movement of $2.2 million in 2015.

In 2015, other finance costs include a charge of $1.3 million for finance project costs which were expensed as they would have to be repeated if the project to which they relate actually occurs.

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and 2016 and 2017 years. The premium paid for all the call options was

$1.4 million. Five call options were expired as of December 31, 2015. During 2016, the Company entered into two bunker call options and paid a premium of $0.3 million. During 2016, nine call options expired. The fair market value of the remaining five options at December 31, 2016, amounted to $1.3 million.

The changes in fair value of these bunker call options during 2016 and 2015 amounting to $1.2 million (positive) and $0.2 million (positive) respectively and have been included in Change in fair value of non-hedging bunker instruments in the table above. During 2015, the Company had three bunker put options, which expired as of December 31, 2015 and the change in fair value of $2.4 million (negative) has been included in change in fair value of non-hedging bunker instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair values amounting to $2.5 million (positive) of these financial instruments have been included in Change in fair value of non-hedging bunker instruments in the table above. During 2015, the Company had seven bunker swaps which expired as of December 31, 2015 and the change in fair value of $9.2 million (positive) has been included in change in fair value of non-hedging bunker instruments in the table above.

Amortization of loan expenses was $1.8 million in 2016 compared to $1.3 million in 2015. Other bank charges amounted to $0.1 million in both 2016 and 2015.

Interest income

For 2016, interest income amounted to $0.6 million compared to $0.2 million in 2015. The increase is due to higher interest rates in 2016 compared to 2015. There was no investment income or loss in either year.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary which owns the companies owning the vessels Maya and Inca amounted to $0.7 million in 2016 and $0.2 million in 2015. The increase is due to the more favorable time-charters entered into by the vessels during the course of 2016.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2016 was $55.8 million, or $0.47 per share basic and diluted, before taking into account the cumulative dividend of $15.9 million on our preferred shares, versus net income of $158.2 million, or $1.69 per share basic and diluted, before taking into account the cumulative dividend of $13.4 million on our preferred shares for 2015.

Year ended December 31, 2015 versus year ended December 31, 2014

Voyage revenues

Voyage revenues earned in 2015 and 2014 per charter category were as follows:

	2015		2014
	U.S.$ million	% of total	U.S.$ million	% of total
Time charter-bareboat	0.8	0%	—	—
Time charter-fixed rate	159.8	27%	164.0	33%
Time charter-variable rate (profit share)	80.9	14%	63.4	13%
Pool arrangement	6.6	1%	6.9	1%
Voyage charter-contract of affreightment	25.9	4%	29.7	6%
Voyage charter-spot market	313.7	54%	237.0	47%

Total voyage revenue	587.7	100%	501.0	100%

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

Average daily TCE rates earned for the year ended December 31, 2015, and 2014 were:

	Year ended December 31,
	2015	2014
	U.S.$	U.S.$
LNG carrier	78,488	78,240
VLCC	45,828	20,212
Suezmax	32,453	22,474
DP2 shuttle	48,360	45,472
Aframax	28,479	19,355
Panamax	15,030	14,138
Handymax	15,318	14,129
Handysize	17,650	13,411

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

	Year ended December 31
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

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2015	2014		2015	2014
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	79.6	85.7	(7.1)%	4,447	4,788	(7.1)%
Insurances	15.2	15.6	(2.6)%	847	874	(3.1)%
Repairs and maintenance, and spares	20.7	18.7	10.7%	1,157	1,044	10.8%
Stores	8.8	9.1	(3.3)%	492	506	(2.8)%
Lubricants	6.8	6.4	6.3%	379	360	5.3%
Other (quality and safety, taxes, registration fees, communications)	11.1	11.8	(5.9)%	618	662	(6.7)%
Foreign currency gains/(losses)	(0.1)	(0.4)	(75)%	(7)	(25)	(72)%

Total operating expenses	142.1	146.9	(3.3)%	7,933	8,209	(3.4)%

Earnings capacity days excluding vessel on bare boat charter				17,914	17,895

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs. As from January 1, 2015, foreign currency gains or losses, previously shown as a separate line item in the consolidated statement of comprehensive income / (loss), are included in the operating expenses line item in order to be consistent with and comparable to other reporting entities within the peer group of tanker companies. Total operating costs were $142.1 million during 2015, compared to $146.9 million during 2014, a decrease of 3.3%, primarily due to the appreciation of the US dollar against the Euro and the disposal of the 2002-built suezmax tanker Triathlon and the 2004-built handysize product carrier Delphi in July, which was partly off—set with the acquisition of a 2009-built suezmax tanker Pentathlon in November, as well as the VLCC Millennium entering a bare boat charter in November.

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

Depreciation amounted to $99.6 million in 2015 compared to $97.9 million during 2014, an increase of $1.7 million, or 1.7%. The increase is due to addition of the two suezmax tankers Eurovision and Euro in June and July 2014 respectively and the suezmax tanker Pentathlon in November, 2015. The impact on depreciation of these acquisitions is offset by the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

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

Operating income

For 2015, income from vessel operations was $188.1 million compared to $76.0 million, an increase of 147.3%.

Interest and finance costs, net

	2015	2014
	U.S.$ million	U.S.$ million
Loan interest expense	29.2	31.4
Interest rate swap cash settlements—hedging	2.8	2.0
Less: Interest capitalized	(3.4)	(2.4)

Interest expense, net	28.6	31.0
Interest rate swap cash settlements—non-hedging	2.2	3.2
Bunkers non-hedging instruments cash settlements	8.8	2.2
Change in fair value of non-hedging bunker instruments	(6.9)	7.0
Amortization of deferred loss on de-designated interest rate swap	0.0	0.2
Change in fair value of non-hedging interest rate swaps	(2.2)	(2.0)
Amortization of loan expenses	1.3	1.2
Bank loan charges	0.1	0.3
Gain on the prepayment of a loan, net	(3.2)	(0.0)
Other finance costs	1.3	0.0

Net total	30.0	43.1

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

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and 2016 and 2017 years. The premium paid for all the call options was

$1.4 million. During 2015, five call options were expired. The fair market value of the remaining twelve options at December 31, 2015, amounted to $0.2 million.

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

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2015 was $158.2 million, or $1.69 per share basic and diluted, before taking into account the cumulative dividend of $13.4 million on our preferred shares, versus net income of $33.5 million, or $0.32 per share basic and diluted, before taking into account the cumulative dividend of $8.4 million on our preferred shares, for 2014.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditures on dry-dockings and vessel acquisitions, which in total equaled $587.7 million in 2016, $225.9 million in 2015 and $260.4 million in 2014, will again require us to expend cash in 2017. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2017, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. In order to avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $48.0 million at December 31, 2016 compared to a positive $35.0 million at December 31, 2015. The deficit is mainly attributed to lower cash balances and loan facilities which are reaching maturity from June 2017 through September 2017 amounting to $85.3 million. Of our $1.8 billion of debt as of December 31, 2016, $291.1 million is scheduled to be repaid in 2017, including balloon payments of $85.3 million, which we expect to refinance.

Current assets decreased to $358.3 million at December 31, 2016 from $452.2 million at December 31, 2015 mainly due to decreased cash by $101.9 million mainly due to increased capital expenditure for the acquisition of new vessels. Non-restricted cash balances were $187.8 million as of December 31, 2016 compared to $289.7 million as of December 31, 2015. Accounts receivable decreased to $38.3 million from $45.5 million at the end of 2015, while advances increased by $10.1 million.

Current liabilities decreased to $393.3 million at December 31, 2016 from $400.6 million at December 31, 2015, mainly due to the decrease of the current portion of long term debt by $28.4 million.

Payables increased by $19.2 million. The current portion of financial instruments fair value (liability) amounted to $3.6 million and $5.7 million at December 31, 2016 and 2015 respectively. The decrease is mainly due to the expiration of the bunker hedging swaps during 2015.

Net cash provided by operating activities was $170.4 million during 2016 compared to $234.4 million in the previous year, a 27.3% decrease. The decrease is mainly due to softer market rates.

Expenditures for dry-dockings are deducted from cash generated by operating activities. Total expenditures during 2016 on dry-dockings amounted to $11.6 million compared to $8.4 million in 2015. In 2016, dry-docking was performed on the handysize product carriers Amphitrite and Arion, on the aframaxes Proteas, Promitheas and Propontis, on the suezmaxes Alaska, Archangel, Euronike, Dimitri P and Spyros K and the LNG carrier Neo Energy, eleven vessels in total. In 2015, dry-docking was performed on the handymax product carriers Aris, Apollon, Ajax, Afrodite, Artemis and Ariadne, on the aframaxes Sapporo Princess and Uraga Princess and on the suezmax Eurochampion 2004, nine vessels in total. Expenditure was higher in 2016 due to the higher number of vessels that undertook dry-docking.

Net cash used in investing activities was $576.1 million for 2016, compared to $174.8 million for 2015. In 2016, we paid $109.6 million as yard advances for vessels under construction and $464.8 million for the acquisition of the suezmax tanker Decathlon, the aframax tankers Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS, the panamaxes Sunray and Sunrise, the VLCC Ulysses and the LNG carrier Maria Energy and $1.7 million for additions and improvements on our existing fleet. In 2015, we paid $156.6 million as yard advances for vessels under construction and $57.9 million for the acquisition of the suezmax tanker Pentathlon and $3.0 million for additions and improvements on our existing fleet.

At December 31, 2016, we had under construction one DP2 shuttle tanker, five aframaxes and one VLCC with total remaining payments of $274.3 million. As at December 31, 2016, the Company has arranged secured term bank loans for all the newbuildings under construction of up to $194.3 million in total and will pay the remaining $80.0 million with its own cash. In addition, a portion of $4.5 million in yard installments paid for a previous shuttle tanker project and subsequently cancelled has been used against the contract price of the two LR1 panamax tankers ($1.2 million) and against the contract price of the new shuttle tanker ($1.65 million). The remaining $1.65 million will be used against the contract price of any other vessel the Company may order from the yard in the future. The aframax tanker Marathon TS was delivered in the first quarter of 2017 and the aframax tanker, Sola TS, was delivered in April 2017. The remaining three aframaxes are expected to be delivered at various dates between the second and the fourth quarter of 2017. The VLCC tanker Hercules I and the shuttle tanker Lisboa were delivered in the first quarter of 2017.

In July 2015, the suezmax Triathlon and product carrier Delphi were sold for net proceeds totaling $42.8 million, generating a net gain of $2.1 million and releasing cash of $19.6 million after the prepayment of related loans. In 2016 there were no vessel sales.

Net cash provided by financing activities in 2016 amounted to $303.8 million compared to $27.9 million in 2015. Proceeds from new bank loans in 2016 amounted to $777.5 million compared to $227.4 million in 2015. Repayments of debt amounted to $411.6 million in 2016, which included $165.6 million balloon repayments on the maturity of certain loans and $129.2 million prepayments on certain pre delivery financing.

In 2016, dividends of $0.08 per common share were paid in April, May and September 2016 and $0.05 per common share was paid in December 2016. Total dividend payments to common shareholders in 2016 amounted to $24.5 million, compared to $20.6 million in 2015. On March 17, 2017, a dividend of $0.05 per common share, payable on April 28, 2017 to shareholders of record as of April 25, 2017 was declared. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on February 1, May 2, August 1 and October 31, 2016, totaling in aggregate $4.0 million, and on January 30, 2017, totaling $1.0 million.

Dividends of $0.5547 per share for the 8.875% Series C Preferred shares was paid each on February 1, May 2, August 1 and October 31, 2016, totaling in aggregate $4.4 million and on January 30, 2017, totaling $1.1 million.

Dividends of $0.5469 per share for the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, were paid on February 29, May 31, August 29, and November 28, 2016, totaling in aggregate $7.4 million, and on February 28, 2017, totaling $1.9 million.

Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. As of December 31, 2016, the Company was in full compliance with all the original financial covenants contained within the terms of its Series B and C Preferred Shares.

In 2016, the Company repurchased 3,705,286 common shares in the open market, as treasury stock for a total amount of $20.7 million under its $40 million buy-back program. The buy-back program has been suspended.

In February, 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares from time to time. As at March 31, 2017, a total of $3.1 million has been raised, with the sale of 550,000 common shares for net proceeds of $2.5 million and 24,803 Series D Preferred Shares for net proceeds of $0.6 million.

On April 5, 2017, we issued 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, in an amount of $0.578125 per share during the fixed rate period from original issuance to, but excluding, May 28, 2027, when, as and if declared by our Board of Directors.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.4 years at April 5, 2017. We raise the funds for such investments in new-buildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. New-building contracts generally provide for multiple staged payments of 10%, with the balance of the vessel purchase price paid upon delivery. In the case of the three aframaxes, pre and post delivery financing has been arranged for part of the installment payments to the shipbuilding yard and for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on the newbuildings with bank debt. Generally we raise 70% of the vessel purchase price with bank debt for a period of between two and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt.

Summary of Loan Movements Throughout 2016 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2016	New Loans	Repaid	Balance at December 31, 2016
Credit facility	Amphitrite, Izumo Princess, Aegeas	46.6	0	15.7	30.9
Credit facility	Millennium, Eurochampion 2004, Euronike	72.8	0	72.8	0
Credit facility	Archangel, Alaska, Arctic, Antarctic	80.7	0	10.6	70.1
Credit facility	Byzantion, Bosporos	47.1	0	47.1	0
Credit facility	Artemis, Afrodite, Ariadne, Ajax, Apollon, Aris, Proteas Promitheas, Propontis	191.0	0	20.0	171.0
10-year term loan	Arion, Andromeda	22.7	0	22.7	0
Credit facility	Maya, Inca	22.5	0	22.5	0
Credit facility	Neo Energy	77.5	0	5.0	72.5
10-year term loan	Maria Princess, Nippon Princess	49.7	0	5.5	44.2
10-year term loan	Ise Princess	22.3	0	2.2	20.1
8-year term loan	Asahi Princess	24.0	0	2.7	21.3
12-year term loan	Sapporo Princess	26.3	0	2.5	23.8
10-year term loan	Uraga Princess	24.7	0	2.6	22.1
7-year term loan	World Harmony, Chantal	46.8	0	4.7	42.1
10-year term loan	Selini	27.9	0	3.2	24.7
8-year term loan	Salamina	29.1	0	2.6	26.5
10-year term loan	Spyros K	33.6	0	3.2	30.4
9-year term loan	Dimitris P	35.7	0	3.2	32.5
8-year term loan	Rio 2016	62.1	16.1	4.6	73.6
8-year term loan	Brasil 2014	61.3	17.2	4.9	73.6
7-year term loan	Sakura Princess	15.2	0	1.6	13.6
7-year term loan	Eurovision	39.2	0	2.8	36.4
6-year term loan	Elias Tsakos, Thomas Zafiras, Leontios H, Parthenon TS, Sola TS	51.2	117.8	1.2	167.8
6-year term loan	Euro	36.4	0	2.6	33.8
7-year term loan	Oslo TS	5.2	11.4	0	16.6
6-year term loan	Marathon TS and Bergen TS	15.5	16.6	0	32.1
6-year term loan	Stavanger TS	5.2	11.4	0	16.6
19-month term loan	Maria Energy	52.2	0	52.2	0
5-year term loan	Sunray	16.4	18.8	0	35.2
7-year term loan	Sunrise	11.7	23.5	0	35.2
8-year term loan	Lisboa	9.8	29.4	0	39.2
6-year term loan	Selecao, Socrates	46.2	0	4.6	41.6
7-year term loan	Pentathlon	39.9	0	3.6	36.3
4.5-year term loan	Silia T., Andes, Didimon, Byzantion, Bosporos	51.6	31.1	5.2	77.5
7-year term loan	Decathlon	0	44.8	1.6	43.2
12-year term loan	Maria Energy, Ulysses, Hercules I	0	251.2	0	251.2
2&5-year term loan	Millenium, Eurochampion 2004, Euronike	0	60.0	0	60.0
5-year term loan	Amphitrite, Andromeda, Arion	0	33.1	0.9	32.2
4-year term loan	Maya, Inca	0	18.1	0	18.1

Total		1,400.1	700.5	334.6	1,766.0

As a result of such financing activities, long-term debt increased in 2016 by a net amount of $365.9 million compared to a net decrease of $18.2 million in 2015. The debt to capital (equity plus debt) ratio was 55.5% at December 31, 2016, or net of cash, 52.5%, and 49.7% at December 31, 2015 or, net of cash, 43.6%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2016 was 67.6%, below the original loan covenant maximum of 70%, which is applicable to all the above loans (except one) on a fleet and total liabilities basis. All the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in three cases 125%, in three other cases 110% and in one case 112%) of the outstanding associated debt at all times.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As at December 31, 2016, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-four loan agreements totaling $1.8 billion, apart from the value-to-loan requirement in seven of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity, soft tanker markets and the difficulty that potential vessel buyers have in raising funds. Two of these loans met the requirements by January 10, 2017, following scheduled repayments, and the remaining loans are expected to meet requirements by February 5, 2018 after scheduled repayments. An amount of $2.4 million has been reclassified within current liabilities as at December 31, 2016, in relation to these loans. As at December 31, 2015, the Company was compliant with the value-to-loan requirements in all of its loan agreements. At December 31, 2016 and 2015, we were compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2017 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements. Interest is usually payable at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 11% of the outstanding debt as of March 31, 2017. The expected coverage at the end of 2017 is estimated at 11% of expected outstanding debt. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2016 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2017)	1-3 years (2018-2019)	3-5 years (2020-2021)	More than 5 years (after January 1, 2022)
Long-term debt obligations (excluding interest)	1,766.0	291.1	576.9	464.3	433.7
Interest on long-term debt obligations (including interest rate swap payments)(1)	215.0	50.0	83.4	50.4	31.2
Purchase Obligations (newbuildings)(2)	274.3	274.3	—	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2016)	193.1	20.2	40.8	40.9	91.2

Total	2,448.4	635.6	701.1	555.6	556.1

(1)

The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2016 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.

(2)	The amounts shown above for purchase obligations (newbuildings) include amounts payable based on contracts agreed with shipbuilding yards.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2017, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	65	Chairman of the Board	2010
Nikolas P. Tsakos	53	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	67	Vice Chairman of the Board	1993
George V. Saroglou	52	Vice President, Chief Operating Officer, Director	2001
Paul Durham	66	Chief Financial Officer	—
Vasileios Papageorgiou	70	Chief Marine Officer	—
Peter C. Nicholson	82	Director	1993
Francis T. Nusspickel	76	Director	2004
Richard L. Paniguian	67	Director	2008
Aristides A.N. Patrinos	69	Director	2006
Efthimios E. Mitropoulos	77	Director	2012
Maria Vassalou	51	Director	2016

Certain biographical information regarding each of these individuals is set forth below.

EFSTRATIOS GEORGIOS ARAPOGLOU

CHAIRMAN OF THE BOARD

Mr. Arapoglou is a Corporate Advisor with a long international executive career in Corporate and Investment Banking, International Capital Markets and in managing, restructuring and advising financial institutions. He was Chief Executive Officer of Commercial Banking at EFG Hermes Holding SAE Group, operating in the Middle East and Africa (2010-2013). Earlier, he was Chairman and Chief Executive Officer of the National Bank of Greece Group (2004-2009), Chairman of the Hellenic Banks Association (2005-2009) and Managing Director of the Global Banks and Securities Industry for Citigroup (1999-2004). He has served on several boards of publicly listed companies in Europe, the Middle East and Africa, as well as on Boards of Educational Foundations, including the Institute of Corporate Culture Affairs in Frankfurt, as Chairman. He is currently holding the following non-executive board positions: Vice Chairman and member of the compensation committee of Titan Cement SA, listed on the Athens SE; board member and member of the compensation committee of EFG Hermes Holding SAE, listed in Cairo and the London SE; board member of the audit and risk committee of Credit Libanais SAL and board member of Bank Alfalah, listed in Karachi, Pakistan, representing the International Finance Corporation (IFC) World Bank. He is Chairman of the International Board of Advisors of Tufts University in Boston, and a member of the Business Advisory Council for the International MBA program of Athens University of Economics and Business. He has degrees in Mathematics, Naval Architecture & Ocean Engineering and Management from Greek and British Universities.

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

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also the Chairman of Papua Mining Plc, a gold and copper mining company quoted on the London AIM. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 49 LPG carriers, three product carriers and one crude oil tanker and has agreements to acquire four LPG carriers. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

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

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our CMO. Among all other responsibilities, he is heading the newbuilding section of our business and technically led a large scale fleet expansion & renewal plan. For the past 13 years Mr

Papageorgiou has overseen the construction of more than 70 vessels of diverse type and range. He has an extended technical academic background holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management & Economics. Mr. Papageorgiou initiated his career 50 years ago being employed for a period of 5 years in the Greek ship & repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard & Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980 Mr Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship & Engine Surveyor in the Far East area. He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for first time by an Engineer of Greek nationality. Successively Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans & Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

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

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Distinguished Industry Professor of Mechanical and Biomolecular Engineering at New York University (currently on leave). Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the board of directors of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the board of directors of Data Cubed, Inc. (since June 2016) a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the translational medicine program of the University of Pittsburgh, and the Research Council of the State University of New York. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation—International Centre for Maritime Research and Tradition and Patron of two international maritime organizations.

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

Messrs. Nicholson and Nusspickel will retire from the Board, and the Audit Committee and Corporate Governance, Nominating and Compensation Committee, following our Annual General Meeting scheduled for June 15, 2017. At its March 16, 2017 meeting, the Corporate Governance, Nominating and Compensation Committee approved the nomination of Mr. Nicholas F. Tommasino as an additional Director and as Chairman of the Audit Committee, replacing Mr. Nusspickel, and as a member of the Corporate Governance, Nominating and Compensation Committee. Biographical details of Mr. Tommasino, who is standing for election at this year’s Annual General Meeting, are set forth below.

NICHOLAS F. TOMMASINO

NOMINEE DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services. With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, Professional Services Firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (Including Chairman) and Chaired the D&T executive Committee. He serves as a Trustee and Vice President of the Madison Square Boys and Girls Club. He is also a member of the Columbus Citizens Foundation. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College. He is a member of the New York State Society of CPAs and a member of the American Institute of CPAs.

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2016 we had ten directors on our Board. Upon the conclusion of our 2017 Annual General Meeting, we expect our Board to be comprised of nine directors, as a result of the retirement of Messrs. Nicholson and Nusspickel and the election of Mr. Tommasino. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2016, the full Board held three meetings in person. Each director attended all of the meetings of the Board in 2016. Each director attended all of the meetings of committees of which the director was a member.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Nicholson, Nusspickel, Paniguian, Arapoglou and Mitropoulos and Drs. Patrinos and Vassalou) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

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

To promote open discussion among the independent directors, those directors met three times in 2016 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2017. Mr. Paniguian currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The current members of the Audit Committee are Messrs. Nicholson, Nusspickel, Paniguian, Arapoglou and Dr Vassalou each of whom is an independent director. Mr. Nusspickel is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held three meetings in person during the fiscal year ended December 31, 2016. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

The Board of Directors has determined that Messrs. Nusspickel and Arapoglou and Dr. Vassalou, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Nicholson, Nusspickel, Paniguian and Mitropoulos and Drs. Patrinos and Vassalou, each of whom is an independent director. Mr. Paniguian is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

During 2016, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Paniguian, Jolliffe, Saroglou, Tsakos and Dr. Vassalou. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

Operational, Safety and Environmental Committee

The current members of the Operational, Safety and Environmental Committee are Messrs. Jolliffe, Mitropoulos, Papageorgiou and Dr. Patrinos. Mr. Mitropoulos is Chairman of the committee. The primary role of the Operational, Safety and Environmental Committee is to draw the attention of the Board and the Company’s management to issues of concern regarding the safety of crew and vessels and the impact of the maritime industry on the environment, to provide an update on related legislation and technological innovations, and more specifically highlight areas in which the Company itself may play a more active role in being in the forefront of adopting operational procedures and technologies that will ensure maximum safety for crew and vessels and contribute to a better environment.

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2016, the aggregate cash compensation of all of the members of the Board was $770,000 per the following annual fee schedule which was approved by the shareholders of the Company on May 20, 2016:

•	Service on the Board—$60,000

•	Service on the Audit Committee—$20,000

•	Service on the Business Development and Capital Markets Committee—$10,000

•	Service on the Operational, Safety and Environmental Committee—$10,000

•	Service as Chairman of the Corporate Governance, Nominating and Compensation Committee—$10,000

•	Service as Chairman of the Operational, Safety and Environmental Committee—$10,000

•	Service as Chairman of the Audit Committee—$30,000

•	Service as Chairman of the Business Development and Capital Markets Committee—$30,000

•	Service as Chairman of the Board—$40,000

No fees are paid for service on the Corporate Governance, and Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2016.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Papageorgiou serve as President and Chief Executive Officer, Vice President and Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, and Chief Marine Officer, respectively. Except for Mr. Papageorgiou, who is employed by Tsakos Shipping, such individuals are employees of Tsakos Energy Management and, except for the equity compensation discussed below, are not directly compensated by the Company.

From 2010 to 2014 the Corporate Governance, Nominating and Compensation Committee did not establish a performance incentive program for Tsakos Energy Management. In May 2015, a management incentive award program based on various performance criteria was approved by the Board of Directors, and accordingly, an award of $1.1 million was made to the management company in 2015. In May, 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In addition, an amount of $425,000 was awarded to Tsakos Energy Management relating to services provided towards an equity offering during 2015. In 2014, awards totaling $860,000 were awarded to Tsakos Energy Management relating to services provided towards the two equity offerings during the year ($500,000 in 2013).

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,701 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2016.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of restricted stock units (“RSUs”) or options. In 2016, 87,500 RSUs were issued to the non-executive directors of the Company, which vested immediately. No RSUs or other awards were issued in 2015. During 2014, 20,000 RSUs were issued under this plan, which vested within 2014. During 2013, 96,000 RSUs were issued which vested.

As of December 31, 2016, there were no outstanding (non-vested) RSUs. Total stock compensation expense recognized for the year ended December 31, 2016 was $0.5 million, for the year ended December 31, 2015 was $nil, for the year ended December 31, 2014 was $0.1 million.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2016	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	5,989	7,550	6,189
Tsakos Energy Management Limited (management fees)	16,935	16,032	15,840
Tsakos Columbia Shipmanagement S.A.	2,136	2,234	2,091
Argosy Insurance Company Limited	9,036	9,386	9,529
AirMania Travel S.A.	4,866	4,298	4,797

Total expenses with related parties	38,962	39,500	38,446

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2016, outstanding advances to TCM amounted to $6.7 million and there was an amount due to Tsakos Shipping of $0.8 million. At December 31, 2015, outstanding advances to TCM amounted to $4.2 million and there was an amount due to Tsakos Shipping of $1.0 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $16.9 million. In 2016, an additional amount of $2.1 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services, application of corporate governance procedures required by the Company and seafarers training. In 2016 and 2015, we paid Tsakos Energy Management an incentive award of $2.6 million and $1.1 million, respectively, plus $0.4 million in 2015 in relation to the Company’s capital raising transactions during the year. No incentive award was payable to Tsakos Energy Management for 2014. However, special awards totaling $0.9 million were awarded to Tsakos Energy Management in 2014 in relation to the Company’s capital raising transactions in 2014.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2016 would have resulted in a payment of approximately $166.3 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which is 18 to 24 months before the vessel begins to earn revenue. For 2016, monthly fees for operating conventional vessels continue to be $27,500 per owned vessel and $20,400 for chartered-in vessels and vessels bareboat chartered out. Monthly management fees for the DP2 shuttle tankers continue to be $35,000 per vessel. Monthly management fees for the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses were $27,500 of which $13,940 is payable to a third party manager and $14,219 for the aframax Sapporo Princess. The monthly fee for the LNG carriers continues to be $35,833 of which $10,000 is payable to Tsakos Energy Management and $25,833 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $16.9 million in 2016, $16.0 million in 2015 and $15.8 million in 2014.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. There were no sales of vessel in 2016. During 2016 and 2015, a ship brokerage company affiliated with a non-executive member of the Board of Directors, Michael G. Jolliffe, received $0.2 million and $0.3 million gross in commissions for brokerage services provided to the Company in relation to the charter of vessels owned by three of the Company’s subsidiaries. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice. In 2016, the same company earned $0.3 million in commissions relating the acquisition of the VLCC Ulysses. In November 2015, the Company chartered the VLCC Millennium to a client company of Tsakos Shipping for a daily rate of $15,000 for a period of approximately three years. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.0 million in 2016.

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2014, $0.2 million in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and $0.6 million in aggregate was charged as a brokerage commission in connection with the purchase of the suezmax tankers Eurovision and Euro. No such amounts were paid in 2016 or 2015.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2016, we were charged an aggregate of $9.0 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2016, we were charged an aggregate of $4.9 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 31, 2017 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 84,270,866 common shares outstanding on April 25, 2017.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	15,140,021	17.97%
Redmont Trading Corp.(1)	3,560,007	4.22%
First Tsakos Investments Inc.(1)	11,580,014	13.74%
Kelley Enterprises Inc.(1)	7,230,007	8.58%
Marsland Holdings Limited(1)	4,350,007	5.16%
Sea Consolidation S.A. of Panama(2)	5,375,000	6.38%
Intermed Champion S.A. of Panama(2)	2,615,000	3.10%
Methoni Shipping Company Limited (2)	3,330,000	3.95%
Anemomilia Investment Company Limited(2)	1,664,114	1.97%
All officers and directors as a group (12 persons)(3)	691,302	0.8%

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

(2)	According to the Schedule 13D/A filed on April 5, 2016 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Anemomilia Investment Company Limited (“Anemomilia”), Panayotis Tsakos and Nikolas Tsakos, as of April 5, 2016, Sea Consolidation, Intermed, Methoni, Anemomilia and Nikolas Tsakos beneficially owned 5,375,000, 2,615,000, 3,330,000, 1,664,114 and 204,000 common shares, respectively. According to filings by Sea Consolidation and Intermed with the SEC pursuant to Section 13 of the Exchange Act, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed, Methoni and Anemomilia and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation and Intermed as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer.
(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed, Methoni or Anemomilia.

Entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 103,370, or 5.2%, of our outstanding Series C Preferred Shares and 200,000, or 5.9%, of our outstanding Series D Preferred Shares as of March 31, 2017. Entities affiliated with Nikolas Tsakos own 165,573, or 8.3%, of our outstanding Series B Preferred Shares and 140,000, or 7.0%, of our outstanding Series C Preferred Shares. Methoni owns 2,600, or 0.1%, of our outstanding Series B Preferred Shares as of March 31, 2017. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of March 31, 2017. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of March 31, 2017. Entities affiliated with Nikolas Tsakos own 120,000 Series E Preferred Shares, or 2.6% of our outstanding Series E Preferred Shares as of April 25, 2017. To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares as of April 25, 2017.

As of March 31, 2017, we had 22 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 84,120,166 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 5, 2017, individually or in the aggregate, is not material to us.

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

On April 5, 2017, we issued 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

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

Under the terms of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income is determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be presented in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1998 up to the most recent date on which audited financial statements have been delivered under the credit facility. We anticipate incurring significant additional indebtedness in connection with our newbuilding program, which will affect our net income and cash available to pay dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Item 10. Additional Information—Description of Share Capital—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common and Preferred Shares—We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.”

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

	High	Low
2012 (Annual)	$8.79	$3.19
2013 (Annual)	$6.11	$3.40
2014 (Annual)	$8.35	$4.99
2015 (Annual)	$10.32	$6.55
2016 (Annual)	$7.66	$4.01

2015
First Quarter	$8.22	$6.55
Second Quarter	$10.32	$8.41
Third Quarter	$10.09	$6.85
Fourth Quarter	$9.61	$6.86

2016
First Quarter	$7.66	$4.83
Second Quarter	$6.51	$4.49
Third Quarter	$5.38	$4.64
Fourth Quarter	$5.24	$4.01
October	$5.14	$4.50
November	$4.82	$4.01
December	$5.24	$4.49
2017
First Quarter	$5.10	$4.39
January	$5.10	$4.69
February	$4.86	$4.62
March	$4.89	$4.39
Second Quarter
April (Through April 26, 2017)	$4.95	$4.66

Since May 2013, our Series B Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.PB.” The following table shows the high and low closing prices for our Series B Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$25.20	$21.71
2014 (Annual)	$25.25	$21.81
2015 (Annual)	$25.80	$23.27
2014 (Annual)	$25.83	$21.50

2015
First Quarter	$25.70	$24.20
Second Quarter	$25.80	$24.84
Third Quarter	$25.35	$23.89
Fourth Quarter	$25.25	$23.27

2016
First Quarter	$24.49	$21.50
Second Quarter	$25.30	$24.00
Third Quarter	$25.56	$24.48
Fourth Quarter	$25.83	$24.60
October	$25.83	$25.25
November	$25.19	$24.60
December	$25.39	$25.05

2017
First Quarter	$25.69	$25.19
January	$25.65	$25.26
February	$25.55	$25.19
March	$25.69	$25.34
Second Quarter
April (Through April 26, 2017)	$25.81	$25.25

(1)	Commencing May 13, 2013.

Since October 2013, our Series C Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.PC.” The following table shows the high and low closing prices for our Series C Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$24.20	$21.78
2014 (Annual)	$27.03	$23.06
2015 (Annual)	$26.42	$22.91
2016 (Annual)	$26.12	$20.19

2015
First Quarter	$26.42	$25.16
Second Quarter	$26.34	$25.07
Third Quarter	$25.78	$24.30
Fourth Quarter	$25.15	$22.91

2016
First Quarter	$24.75	$20.19
Second Quarter	$25.15	$24.27
Third Quarter	$26.12	$24.80
Fourth Quarter	$25.92	$24.69
October	$25.92	$25.25
November	$25.55	$24.69
December	$25.44	$25.31

2017
First Quarter	$26.01	$24.41
January	$26.01	$25.43
February	$25.72	$25.41
March	$25.86	$25.55
Second Quarter
April (Through April 26, 2017)	$26.01	$25.42

(1)	Commencing October 3, 2013.

Since April 2015, our Series D Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP.PD.” The following table shows the high and low closing prices for our Series D Preferred Shares for the indicated period.

	High	Low
2015 (Annual)(1)	$24.85	$19.95
2016 (Annual)	$25.00	$16.25

2015
Second Quarter(1)	$24.85	$22.86
Third Quarter	$23.75	$21.61
Fourth Quarter	$23.50	$19.95

2016
First Quarter	$22.53	$16.25
Second Quarter	$22.95	$21.93
Third Quarter	$25.00	$22.37
Fourth Quarter	$24.75	$23.59
October	$24.75	$24.15
November	$24.75	$23.59
December	$24.42	$24.00

2017
First Quarter	$25.10	$24.25
January	$24.96	$24.25
February	$25.10	$24.57
March	$25.10	$24.37
Second Quarter
April (Through April 26, 2017)	$24.98	$24.70

(1)	Commencing April 24, 2015.

Our Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares began trading on the New York Stock Exchange on April 6, 2017. From that time through April 26, 2017, the highest closing price has been $25.14 per share and the lowest closing price has been $24.94 per share.

Item 10.	Additional Information

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 185,000,000 common shares, par value $1.00 per share, and 15,000,000 blank check preferred shares, $1.00 par value per share. 2,300,000 shares have been designated 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series B Preferred Shares,” 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series C Preferred Shares,” 3,910,000 shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares” and 4,600,000 shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares.” As of April 5, 2017, there were 84,270,866 common shares, 2,000,000 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, 2,000,000 8.875% Series C Cumulative Redeemable Preferred Shares, 3,424,803 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares and 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Series B Preferred Shares

We have 2,000,000 of our 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 5, 2017, which were issued on May 10, 2013. The initial liquidation preference of the Series B Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2018. The shares carry an annual dividend rate of 8.00% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series B Preferred Shares are in arrears or (iv) the Series B Preferred Shares are not redeemed in whole by July 30, 2019. The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series B Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series B Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series B Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series B Preferred Shares rank pari passu with the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares. The Series B Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series C Preferred Shares

We have 2,000,000 of our 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 5, 2017, which were issued on September 30, 2013. The initial liquidation preference of the Series C Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after October 30, 2018. The shares carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears, or (iv) the Series C Preferred Shares are not redeemed in whole by October 30, 2020. The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series C Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series C Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series C Preferred Shares rank pari passu with the Series B Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares. The Series C Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series D Preferred Shares

We have 3,424,803 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 5, 2017, which were issued on April 29, 2015 and in the first quarter of 2017. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series B Preferred Shares, Series C Preferred Shares and the Series E Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,600,000 of our Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 5, 2017, which were issued on April 5, 2017. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series B Preferred Shares, Series C Preferred Shares and the Series D Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Bermuda Law

We are an exempted company organized under the Companies Act 1981 of Bermuda, as amended (the “Companies Act 1981 of Bermuda”). Bermuda law and our Memorandum of Association and Bye-laws govern the rights of our shareholders. Our objects and purposes are set forth in paragraph 6 and the Schedule to our Memorandum of Association. Our objects and purposes include to act and to perform all the functions of a holding company in all its branches and to coordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which we or any subsidiary of ours is a member or which are in any manner controlled directly or indirectly by us. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and our organizational documents. You should read the more detailed provisions of our Memorandum of Association and Bye-laws for provisions that may be important to you. You can obtain copies of these documents by following the directions outlined in “Available Information.”

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

The Series B, Series C, Series D and Series E Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series B, Series C, Series D or Series E Preferred Shares are in arrears, the holders of Series B, Series C, Series D and/or Series E Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series B,

Series C, Series D or Series E Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series B, Series C, Series D or Series E Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series B, Series C, Series D or Series E Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series B, Series C, Series D and Series E Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series B, Series C, Series D and Series E Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding Series B, Series C, Series D and Series E Preferred Shares, respectively, each voting as a single class, we may not:

•	adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series B, Series C, Series D or Series E Preferred Shares in any material respect;

•

issue any securities ranking pari passu with the Series B, Series C, Series D and Series E Preferred Shares if the cumulative dividends payable on outstanding Series B, Series C, Series D or Series E Preferred Shares, as applicable, are in arrears; or

•	create or issue any equity securities ranking senior to the Series B, Series C, Series D and Series E Preferred Shares.

On any matter described above in which the holders of the Series B, Series C, Series D and Series E Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series B, Series C, Series D and Series E Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

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

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PB”, “TNP-PC”, “TNP-PD” and “TNP-PE”, respectively.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the share capital of Tsakos Energy Navigation Limited, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2017 is $18,670.

Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares or on any payments made on common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares who or which is:

•	An individual citizen or resident of the United States;

•

A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

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

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares.

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

•

More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

Our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and, for periods after their issuance, our Series E Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

We believe that each of Bermuda, Greece, Liberia, Malta, the Marshall Islands and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we believe that we and each of our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, which were our sole classes of our issued and outstanding shares in 2016, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2016 and we expect that will continue to be the case in subsequent years. We also expect that our Series E Preferred Shares will be “primarily traded” on an established securities market in the United States (the New York Stock Exchange).

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, which are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2016, we satisfied the listing requirement for 2016. We expect that we will continue to do so, with respect to our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, for subsequent years, and that our Series E Preferred Shares also will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares satisfied the trading frequency and trading volume tests for 2016 and will also do so in subsequent years. We also expect, although there can be no assurance, that our Series E Preferred Shares will meet the trading frequency and trading volume tests. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares in 2016 and we expect to be the case with our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares, which we refer to as the “5 Percent Override Rule.” For so long as the aggregate value of our common shares exceeds the aggregate value of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares, if our common shares meet the “regularly traded” test, our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares do not need to meet this test.

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares or, if our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares are then entitled to vote, our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes. Until such time, if any, as the Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares are entitled to vote, because Schedule 13G and Schedule 13D filings are only required for voting stock, it could be difficult to determine 5% Stockholders of our Series B shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2016. Therefore, we believe that we satisfied the Publicly-Traded Test for 2016. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals are eligible for taxation at capital gains rates (currently 20% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year.

Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. Legislation has been previously proposed in the United States Congress which, if enacted in its proposed form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent (in the case of our common shares) or five percent (in the case of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares) of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Because we are not a United States corporation, a United States holder that is a corporation (or a United States entity taxable as a corporation) will not be entitled to claim a dividends received deduction with respect to any distributions paid by us.

Dividend income derived with respect to the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above, investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

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

Sale or exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred

Shares or Series E Preferred Shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a published guidance, however, the Internal Revenue Service (the “IRS”) states that it disagrees with the holding in Tidewater, and specifies that time charters should be treated as service contracts. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Consequences of PFIC Status. As discussed below, if we were to be treated as a PFIC for any taxable year, a United States holder generally would be subject to one of three different U.S. income tax regimes, depending on whether or not the United States holder makes certain elections. Additionally, the United States holder would be required to file an annual information report with the IRS.

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares and (2) distributions on our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares and gain realized on the sale of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares from a decedent generally will not receive a stepped-up basis in the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares. Instead, the United States holder will have a tax basis in the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares equal to the lower of the fair market value of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares and the decedent’s basis.

If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares will be treated as marketable stock for a calendar year if the common shares, Series B Preferred

Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares for that year, regardless of whether the United States holder actually sells the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

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

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “consequences of PFIC status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our shares.

A deemed sale or deemed dividend election must be made on the United States holder’s original or amended return for the shareholder’s taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our shares.

You are urged to consult your own tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Unearned Income Medicare Contribution Tax

Certain United States holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. You are encouraged to consult your own tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our shares.

Additional Disclosure Requirement

U.S. individuals that hold certain specified foreign financial assets with value in excess of reporting thresholds of $50,000 or more (which include shares in a foreign corporation) are subject to U.S. return disclosure requirements (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938, listing these assets, with their U.S. Federal income tax returns. You are encouraged to consult your own tax advisors concerning the filing of IRS Form 8938.

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

Each of the committees of the Board of Directors is responsible for the management of risk within their given areas. In particular, the committees are expected to:

•	continuously review and assess all activities that may generate exposure to risk and ensure we are taking appropriate measures;

•	ensure that our policies and procedures for evaluating and managing risks are effective and do not significantly increase overall risk; and

•	assess the effectiveness of derivative contracts and recommend, if necessary, the early termination of any contract.

•	Our risk management policy provides for the following procedures:

•	All recommendations to enter into a derivative contract must originate either from qualified officers or directors of the company or from equivalent specialized officers of our commercial manager;

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

•	All derivative contracts must be approved by the Risk Committee and be within the overall limits set by the board of directors.

•	The Audit Committee is responsible for:

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2017 we had a notional amount of $196.6 million in effective hedging swaps. The annualized impact resulting from a 0.25% point increase in interest rates based on the notional amount at December 31, 2016 would be an increase of approximately $0.9 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $4.4 million based on the outstanding amounts as of December 31, 2016 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2016, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2016	Expected Maturities(1)
		2017	2018	2019	2020	2021	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt(5):
Fixed Rate Debt	21.6	10.6	8.2	2.8	—	—	—
Weighted Average Interest Rate	5.19%	5.19%	5.19%	5.19%	5.19%	—	—
Variable Rate Debt(2)	1,744.5	280.5	340.2	225.7	206.1	258.3	433.7
Weighted Average Interest Rate	2.65%	3.19%	3.83%	4.23%	4.44%	4.30%	4.72%
	1,766.1	291.1	348.4	228.5	206.1	258.3	433.7
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed(3)
Notional Amount at December 31, 2016	346.7	162.8 (4)	60.4	53.8	30.6	39.1	—
Average Pay Rate	1.71%	2.67%	2.60%	2.60%	2.48%	—	—
Average Receive Rate	0.59%	1.18%	1.55%	1.96%	2.28%	—	—

(1)	These are the expected maturities based on the balances as of December 31, 2016.
(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	As of December 31, 2016 we had $346.7 million in effecting hedging swap.
(4)	Due to termination of four interest rate swaps with notional amount $146.4 million as of December 31, 2016.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2016, the Company entered into two call option agreements and paid a premium of $0.3 million. During 2015, the Company entered into 17 call option agreements and paid a premium on those call options of $1.4 million. During 2016, nine call options expired. The remaining five call options covered 18,000 metric tons of bunker fuel, all of which expire at the end of 2017. The market value of these 5 call options at December 31, 2016, amounted to $1.3 million. During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The fair values of these financial instruments as of December 31, 2016, were $2.5 million. We estimate that for every $1.00 increase in the price of bunker fuel per metric ton, there would have been an annualized decrease of earnings and cash flow by $0.2 million based on our bunker consumption of 2016.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2016, approximately 38% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2016 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.5% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2016, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2016, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-2 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Francis T. Nusspickel, Efstratios Georgios Arapoglou and Dr. Maria Vassalou, whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each satisfies the “accounting or related financial management expertise” standard of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2016 and 2015.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2016 and 2015 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young Audit services performed in 2016 and 2015 (in Euros) was €635,000 and €625,000 respectively.

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2016 or 2015.

Tax Fees

Ernst & Young did not provide any other services that would be classified in this category during 2016 or 2015.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2016 or 2015.

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

On December 8, 2015, the Company announced the resumption of the share repurchase program for its common and/or its preferred shares previously authorized by its Board of Directors in 2011. The Company had still available up to $20.0 million from its previously authorized program and, on July 14, 2016, the Company announced the Board’s authorization of up to an additional $20 million in common and/or preferred share repurchases. In 2016, the Company acquired as treasury stock 3,705,286 common shares for a total amount of $20.7 million and did not purchase any preferred shares. No repurchases were made by the Company under this program in 2015. All purchases by the Company have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. Purchases under the program currently have been suspended.

The below table presents information about our stock repurchases during the year ended December 31, 2016.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 11 to 29, 2016	506,492	5.84	506,492	$17,042,086
February 2 to 29, 2016	515,000	5.49	1,021,492	$14,214,736
March 1 to 29, 2016	165,597	6.24	1,187,089	$13,181,411
April 1 to 29, 2016	238,384	6.16	1,425,473	$11,712,966
May 2 to 31, 2016	806,103	5.98	2,231,576	$6,892,470
June 1 to 30, 2016	1,040,000	5.43	3,271,576	$1,245,270
July 1 to 28, 2016	358,710	4.92	3,630,286	$19,480,416
August 1 to 2, 2016	75,000	4.73	3,705,286	$19,125,666

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2016 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

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

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.1 to the Company’s Form 6-K filed with the SEC on May 26, 2016, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on May 9, 2013)

2.2	Amendment No. 1 to Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A/A filed with the SEC on October 26, 2015)

2.3	Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on September 27, 2013)

2.4	Amendment No. 1 to Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A/A filed with the SEC on October 26, 2015)

2.5	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on April 24, 2015)

2.6	Certificate of Designation of the Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as an exhibit to the Company’s Form 8-A filed with the SEC on April 4, 2017)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

7	Statement regarding computation of ratio of earnings to fixed charges (filed herewith)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

Number	Description

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

15.2	Consent of Howe Robinson Partners (UK) Ltd. (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

*	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as an exhibit to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 28, 2017

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2017 expressed an unqualified opinion thereon.

/s/    Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 28, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

TSAKOS ENERGY NAVIGATION LIMITED

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated March 28, 2017 expressed an unqualified opinion thereon.

/s/    Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

March 28, 2017

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2016	2015
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$187,777	$289,676
Restricted cash	9,996	15,330
Accounts receivable, net	38,252	45,461
Due from related parties (Note 2)	6,730	4,169
Advances and other	24,226	14,132
Vessels held for sale (Note 1(j))	68,410	67,255
Inventories	18,756	14,410
Prepaid insurance and other	1,842	1,765
Current portion of financial instruments—Fair value (Note 14)	2,322	28
Total current assets	358,311	452,226
INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	5,166	126
FIXED ASSETS (Note 4)
Advances for vessels under construction	216,531	371,238
Vessels	3,479,037	2,748,330
Accumulated depreciation	(801,976)	(695,044)
Vessels’ Net Book Value	2,677,061	2,053,286
Total fixed assets	2,893,592	2,424,524
DEFERRED CHARGES, net (Note 5)	19,506	15,290
Total assets	$3,277,575	$2,893,166

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$288,135	$318,224
Payables	52,511	33,264
Due to related parties (Note 2)	5,892	1,740
Accrued liabilities	34,707	29,363
Unearned revenue	8,428	12,277
Current portion of financial instruments—Fair value (Note 14)	3,613	5,706
Total current liabilities	393,286	400,574
LONG-TERM DEBT, net of current portion (Note 6)	1,465,720	1,074,339
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	1,119	3,181
STOCKHOLDERS’ EQUITY
Preferred shares, $ 1.00 par value; 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C preferred Shares issued and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016 and December 31, 2015	7,400	7,400
Common shares, $ 1.00 par value; 185,000,000 shares authorized at December 31, 2016 and December 31, 2015; 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016 and 87,338,652 shares issued and outstanding December 31, 2015	87,339	87,339
Additional paid-in capital	752,001	752,001
Cost of treasury stock	(20,173)	—
Accumulated other comprehensive loss	(4,313)	(10,727)
Retained earnings	582,889	567,464
Total Tsakos Energy Navigation Limited stockholders’ equity	1,405,143	1,403,477
Noncontrolling Interest	12,307	11,595
Total stockholders’ equity	1,417,450	1,415,072
Total liabilities and stockholders’ equity	$3,277,575	$2,893,166

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2016	2015	2014
VOYAGE REVENUES:	$481,790	$587,715	$501,013
EXPENSES:
Voyage expenses	106,403	131,878	154,143
Vessel operating expenses	146,546	142,117	146,902
Depreciation and amortization	113,420	105,931	102,891
General and administrative expenses	25,611	21,787	21,029
Gain on sale of vessels	—	(2,078	—

Total expenses	391,980	399,635	424,965

Operating income	89,810	188,080	76,048

OTHER INCOME/ (EXPENSES):
Interest and finance costs, net (Note 7)	(35,873)	(30,019)	(43,074)
Interest income	623	234	498
Other, net	1,935	128	246

Total other expenses, net	(33,315)	(29,657)	(42,330)

Net income	56,495	158,423	33,718
Less: Net income attributable to the noncontrolling interest	(712)	(206)	(191)

Net income attributable to Tsakos Energy Navigation Limited	$55,783	$158,217	$33,527

Effect of preferred dividends	(15,875)	(13,437)	(8,438)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	39,908	144,780	25,089
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$0.47	$1.69	$0.32

Weighted average number of shares, basic and diluted	84,905,078	85,827,597	79,114,401

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Net income	$56,495	$158,423	$33,718

Other comprehensive income
Unrealized gains/(losses) from hedging financial instruments
Unrealized gain/(loss) on interest rate swaps, net	6,414	(437)	(3,655)
Amortization of deferred loss on the de-designated financial instruments	—	—	154

Comprehensive income	62,909	157,986	30,217

Less: comprehensive income attributable to the noncontrolling interest	(712)	(206)	(191)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$62,197	$157,780	$30,026

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE December 31, 2013	$4,000	$57,969	$500,737			$430,548	$(6,789)	$986,465	$11,198	$997,663
Net income						33,527		33,527	191	33,718
—Issuance of 25,645,000 common shares		25,645	143,631					169,276		169,276
—Issuance of common stock under distribution agency agreement		1,078	6,046					7,124		7,124
—Issuance of 20,000 shares of restricted share units		20	(20)					—		—
—Cash dividends paid ($0.15 per common share)						(12,623)		(12,623)		(12,623)
—Cash dividends declared ($0.06 per common share)						(5,083)		(5,083)		(5,083)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,804)		(4,804)		(4,804)
—Other comprehensive loss							(3,501)	(3,501)		(3,501)
—Amortization of restricted share units			142					142		142

BALANCE December 31, 2014	$4,000	$84,712	$650,536			$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income						158,217		158,217	206	158,423
—Issuance of 2,626,357 common shares		2,627	23,081					25,708		25,708
—Issuance of 8.75% Series D preferred shares	3,400		78,384					81,784		81,784
—Cash dividends paid ($0.06 per common share)						(15,563)		(15,563)		(15,563)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(4,318)		(4,318)		(4,318)
—Other comprehensive loss							(437)	(437)		(437)

BALANCE December 31, 2015	$7,400	$87,339	$752,001			$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income						55,783		55,783	712	56,495
—Purchases of Treasury stock				3,705,286	(20,683)			(20,683)		(20,683)
—Shares granted to non-executive directors				(87,500)	510			510		510
—Cash dividends paid ($0.08 and $0.05 per common share)						(24,483)		(24,483)		(24,483)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(7,438)		(7,438)		(7,438)
—Other comprehensive income							6,414	6,414		6,414

BALANCE December 31, 2016	$7,400	$87,339	$752,001	$3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars)

	2016	2015	2014
Cash Flows from Operating Activities:
Net income	$56,495	$158,423	$33,718
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	107,089	99,571	97,938
Amortization of deferred dry-docking costs	6,331	6,360	4,953
Amortization of loan fees	1,742	1,268	1,245
Stock compensation expense	510	—	142
Change in fair value of derivative instruments	(5,232)	(8,908)	4,984
Gain on sale of vessels	—	(2,078)	—
Gain on extinguishment of debt, net	—	(3,208)	—
Payments for dry-docking	(11,606)	(8,368)	(6,055)
(Increase)/Decrease in:
Receivables, net	(5,448)	(9,191)	(15,948)
Inventories	(4,346)	1,531	3,719
Prepaid insurance and other	(75)	638	(49)
Increase/(Decrease) in:
Payables	23,399	(8,184)	(16,061)
Accrued liabilities	5,344	4,175	2,502
Unearned revenue	(3,849)	2,380	(4,117)

Net Cash provided by Operating Activities	170,354	234,409	106,971

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(109,557)	(156,581)	(130,436)
Vessel acquisitions and/or improvements	(466,518)	(60,934)	(123,871)
Proceeds from sale of vessels	—	42,761	—

Net Cash used in Investing Activities	(576,075)	(174,754)	(254,307)

Cash Flows from Financing Activities:
Proceeds from long-term debt	777,536	227,437	158,533
Financing costs	(6,420)	(2,543)	(2,998)
Payments of long-term debt	(411,587)	(242,367)	(120,495)
(Increase)/Decrease in restricted cash	5,334	(2,996)	(2,807)
Proceeds from stock issuance program, net	—	—	176,400
Proceeds from preferred stock issuance, net	—	81,784	—
Repurchase of Common Shares	(20,683)	—	—
Cash dividends	(40,358)	(33,401)	(21,427)

Net Cash provided by Financing Activities	303,822	27,914	187,206

Net (decrease)/increase in cash and cash equivalents	(101,899)	87,569	39,870
Cash and cash equivalents at beginning of period	289,676	202,107	162,237

Cash and cash equivalents at end of period	$187,777	$289,676	$202,107

Interest paid
Cash paid for interest, net of amounts capitalized	$35,339	$29,564	$34,390

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2016 and 2015, the Holding Company consolidated one (two in 2014) variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

All intercompany balances and transactions have been eliminated upon consolidation.

The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company presents Other Comprehensive Income in a separate statement according to ASU 2011-05.

The Company owns and operates a fleet of crude oil and product carriers and two LNG carriers providing worldwide marine transportation services under long, medium or short-term charters.

As from January 1, 2015, the Company has reclassified certain categories within the Consolidated statement of comprehensive income in order to be consistent and comparable to other reporting entities within the peer group of tanker companies. Prior year data has been adjusted accordingly. Specifically, “Commissions” in the consolidated statements of comprehensive income of 2014 has been reclassified as “Voyage expenses”. Similarly, Amortization of deferred dry-docking costs is included within Depreciation and amortization, amounts relating to Management fees, Stock compensation expense and Management incentive award are included in General and administrative expenses, and Foreign currency losses/(gains) are included in vessel operating expenses.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)	Comprehensive income: The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive (loss) on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

(e)	Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)	Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2016 and 2015). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

(g)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method.

(h)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of new buildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2016, December 31, 2015 and December 31, 2014 did not indicate an impairment charge.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(j)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2015, the Company considered that the suezmaxes Eurochampion 2004 and Euronike met the criteria to be classified as held for sale. At December 31, 2016, the Company decided to extend the period that the vessels are classified as held for sale beyond a financial year, as the sale of vessels is considered highly probable and the vessels are available for immediate sale in their present condition.

(k)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years, the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of ten years as previously estimated. This change in estimate does not have a material effect in the years ended December 31, 2016 and 2015, and is not expected to have a material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(l)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Up to December 31, 2015, these costs were included in deferred charges. On January 1, 2016, the Company adopted ASU No. 2015-03—Interest—Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year and thus presents deferred financing costs, net of accumulated amortization, as a reduction of long-term debt. In order to conform with the current period presentation, the Company has reduced Deferred charges, net by $7,531 and has decreased the amount of the related current and non-current obligations by $1,336 and $6,195, respectively on the consolidated balance sheet as of December 31, 2015 (see Notes 5 and 6). This reclassification has no impact on the Company’s results of operations, cash flows and net assets for any period.

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

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2016, 2015 and 2014 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2016	2015	2014
A	13%	14%	19%
B	13%	10%	13%
C	9%	9%	9%
D	7%	8%	5%

(n)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two liquefied natural gas (LNG) carriers which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately, or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(o)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value, and realized payments or receipts upon exercise of the options are recognized in the Statement of Comprehensive Income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

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

(p)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(q)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. The Company held no operating leases at December 31, 2016.

(r)	Stock Based Compensation: The Company has a share based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8).

Recent Accounting Pronouncements adopted:

a)	Going Concern: In August 2014, FASB issued ASU No. 2014-15—“Presentation of Financial Statements—Going Concern”. ASU 2014-15 provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The Company has adopted the provisions of ASU 2014-05 on December 31, 2016.

b)

Consolidation: In February 2015, the FASB issued Accounting Standards Update (“ASU”) No. 2015-02-Consolidation. The amendments in this ASU affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

revised consolidation model. On January 1, 2016, the Company adopted ASU No. 2015-02 Consolidation (Topic 810), Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

c)	Debt Issuance costs:

In April 2015, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) No. 2015-03—Interest—Imputation of Interest to simplify the presentation of debt issuance costs. Previous guidance generally required entities to capitalize costs paid to third parties that are directly related to issuing debt and that otherwise wouldn’t be incurred and present those amounts separately as deferred charges (i.e., assets). However, the discount or premium resulting from the difference between the net proceeds received upon debt issuance and the amount payable at maturity is presented as a direct deduction from or an addition to the face amount of the debt. The new guidance simplifies financial reporting by eliminating the different presentation requirements for debt issuance costs and debt discounts or premiums. Upon adoption, an entity must apply the new guidance retrospectively to all prior periods presented in the financial statements.

On January 1, 2016, the Company adopted ASU No. 2015-03—Interest—Imputation of Interest effective for the financial statements for the fiscal year ending December 31, 2016 and interim periods within this fiscal year (section l above).

d)	Business Combinations: In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. ASU 2015-16 eliminates the requirement that an acquirer in a business combination account for measurement-period adjustment during the period in which it determines the amount of the adjustment. The guidance is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. Early adoption is permitted.

On January 1, 2016, the Company adopted ASU No. 2015-16 Business Combination (Topic 805), Simplifying the Accounting for Measurement-Period Adjustments effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company’s results of operations, cash flows and net assets for any period.

Recent Accounting Pronouncements not yet adopted

a)	Inventory (subsequent to the adoption of ASU 2015-11, Simplifying the Measurement of Inventory):

In July 2015, the FASB issued ASU No. 2015-11—Inventory. ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company’s results of operations, financial position or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

b)	Financial Instruments: In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10) which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). This update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

c)	Leases: In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting.

d)

Revenue from Contracts with Customers: In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expect to use the modified retrospective method. However, the Company is in the process of reviewing its historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.

e)	Financial Instruments—Credit Losses: In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. The Company is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

f)	Statement of Cash Flows: In August 2016, the FASB issued ASU No. 2016-15- Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

g)	Statement of Cash Flows (Topic 230)—Restricted Cash: In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

h)

Compensation—Stock Compensation: In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) No. 2016-09- Compensation-Stock Compensation—Improvements to Employee Share-Based Payment Accounting (Topic 718) which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess Tax benefits should be classified along with other income tax cash flows as an operating activity. In regards to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period, however early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s Consolidated Financial Statements and accompanying notes.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2016	2015	2014
Tsakos Shipping and Trading S.A. (commissions)	5,989	7,550	6,189
Tsakos Energy Management Limited (management fees)	16,935	16,032	15,840
Tsakos Columbia Shipmanagement S.A.	2,136	2,234	2,091
Argosy Insurance Company Limited	9,036	9,386	9,529
AirMania Travel S.A.	4,866	4,298	4,797

Total expenses with related parties	38,962	39,500	38,446

Balances due from and due to related parties are as follows:

	December 31
	2016	2015
Due from related parties
Tsakos Columbia Shipmanagement S.A.	6,730	4,169

Total due from related parties	6,730	4,169

Due to related parties
Tsakos Energy Management Limited	417	61
Tsakos Shipping and Trading S.A.	759	982
Argosy Insurance Company Limited	4,285	410
AirMania Travel S.A.	431	287

Total due to related parties	5,892	1,740

There was also, at December 31, 2016, an amount of $552 ($776 at December 31, 2015) due to Tsakos Shipping and Trading S.A. and $24 ($124 at December 31, 2015) due to Argosy Insurance Company Limited, included in accrued liabilities, which relate to services rendered by these related parties, but not yet invoiced.

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2016 and 2015, the monthly fees for operating conventional vessels were $27.5, and $20.4 for vessels chartered out on a bare-boat basis, $35.8 for the LNG carriers, and $35.0 for the DP2 shuttle tankers. From the above fees, a third party manager is paid $25.8 for the LNG carriers, $13.9 for each of the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses and $14.2 for the aframax Sapporo Princess. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2016 and 2015, an award of $2,575 and $1,142 was granted to the Management Company respectively and is included in the General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive income. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings in 2015. In 2014, awards totaling $860 was made relating to two equity offerings in the year, of which $460 was paid in 2015. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at December 31, 2016, to pay the Management Company an amount of approximately $166,281 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2016, are:

Year	Amount
2017	20,165
2018	20,386
2019	20,457
2020	20,457
2021	20,457
2022 to 2026	91,148

193,070

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2016, 2015 and 2014. These fees in total amounted to $3,016, $3,346 and $2,224 for 2016, 2015 and 2014, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

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

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency. However, as of December 31, 2016, TCM has made advances to TMPI as a manning agent amounting to $5.5 million, included in Advances and other.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2015, the handysize tanker Delphi and the suezmax tanker Triathlon were sold to client companies of Tsakos Shipping. For this service, Tsakos Shipping charged a brokerage commission of $215 which was 0.5% of the sale price of the vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by Tsakos Shipping. In 2016 and 2015, no such fee was charged. In 2014, $200 in aggregate was charged for supervision fees on the DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 and $605 in total, as a brokerage commission of 0.5% on the purchase of the suezmax tankers Eurovision and Euro. In November, 2015, the Company chartered the VLCC Millennium to a client company of Tsakos Shipping for a daily rate of $15 for a period of approximately three years.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company. During 2016 and 2015, a ship brokerage company affiliated with a non executive member of the Board of Directors, received $0.2 million and $0.3 million gross in commissions for brokerage services provided to the Company in relation to the charter of vessels owned by three of the Company’s subsidiaries. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice. In 2016, the same company earned $0.3 million in commission relating the acquisition of the VLCC Ulysses.

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

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Long-term Investments

At December 31, 2016, 2015 and 2014, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2016, 2015 and 2014.

4.	Vessels

Acquisitions

During 2016, the Company acquired the suezmax tanker Decathlon for $64,992 from a third-party, the newbuild aframaxes Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon for $223,291 in total, the two newbuild panamaxes Sunray and Sunrise for $101,584 in total, the newbuild VLCC Ulysses for $100,189 and the newbuild LNG Maria Energy for $239,029. On November 5, 2015, the Company acquired the suezmax tanker Pentathlon for $57,926 from a third-party.

Sales

There were no vessel sales in 2016.

On July 16, 2015 and July 17, 2015, the Company sold the handysize tanker Delphi and the suezmax tanker Triathlon, for net proceeds of $42,761 in total, realizing a total net gain of $2,078. The capital gains from the sale of vessels are separately reflected in the accompanying 2015 Consolidated Statement of Comprehensive Income. There were no sales of vessels in 2014.

Impairment

As of December 31, 2016, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review did not indicate an impairment charge of the carrying value of the Company’s vessels. As of December 31, 2015 and 2014 there were no impairment charges.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $19,506 and $15,290, at December 31, 2016 and 2015, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long–Term Debt

Facility	2016	2015
(a) Credit Facilities	344,564	538,208
(b) Term Bank Loans	1,421,479	861,886

Total	1,766,043	1,400,094
Less deferred finance costs, net	(12,188)	(7,531)
Total long-term debt	1,753,855	1,392,563
Less current portion of debt	(291,111)	(319,560)
Add deferred finance costs, current portion	2,976	1,336

Total long term portion, net of current portion and deferred finance costs	1,465,720	1,074,339

(a)	Credit facilities

As at December 31, 2016, the Company had four open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and one open facility which has both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between June 2017 and April 2019. At December 31, 2016, there was no available unused amount.

Interest is payable at a rate based on LIBOR plus a margin. At December 31, 2016, interest on these facilities ranged from 1.64% to 5.19%.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2016, amounted to $1,421,479. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments with balloon payments mainly due at maturity between July 2017 and October 2026. Interest rates on the outstanding loans as at December 31, 2016, are based on LIBOR plus a spread.

On May 5, 2016, the Company signed a new five-year bank loan for $77,000 relating to the pre- delivery financing of the VLCC Ulysses, with drawdown date May 12, 2016. The loan was prepaid on July 1, 2016 and the vessel was financed by a new twelve-year loan for $76,400 signed on June 17, 2016. The loan consists of two facilities amounting to $22,920 and $53,480 respectively. The first ten-year facility is repayable by twenty consecutive semi-annual installments of $573, commencing six months after the delivery of the vessel, plus a balloon of $11,460 payable with the twentieth semi-annual installment. The second twelve-year facility is repayable by twenty-four consecutive semi-annual installments of $2,228, commencing six months after the initial drawdown.

On May 31, 2016, the Company signed a new five-year term bank loan for $33,104 related to the debt maturity of the three handysize vessels, Amphitrite, Andromeda and Arion. The first drawdown of $12,010 was made on June 2, 2016 for the vessel Amphitrite. The second drawdown of $10,938 was made on September 8, 2016 for the vessel Andromeda and the third drawn of $10,156 was made on October 6, 2016 for the vessel Arion. The loan is repayable in ten semi-annual installments of $2,547, commencing six months after drawdown date, plus a balloon of $7,634 payable together with the last installment.

On June 17, 2016, the Company signed a new twelve-year term bank loan for $309,824 relating to the pre and post delivery financing of the two VLCC vessels, Ulysses and Hercules I and the LNG carrier Maria Energy. The first drawdown of $18,895 was made on June 23, 2016 for the vessel Hercules I.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The second drawdown of $76,400 was made on July 1, 2016 for the vessel Ulysses and the third drawn of $155,904 was made on October 5, 2016 for the vessel Maria Energy. The loan consists of the commercial facility repayable into twenty semi-annual installments with a balloon to be paid with the final repayment installment and the non-commercial facility repayable in twenty four semi-annual installments.

On September 29, 2016, the Company signed a new term bank loan for $60,000 relating to the refinancing of one of its credit facilities, which was approaching maturity, relating to the vessels Millennium, Euronike and Eurochampion 2004. The loan was drawn on September 30, 2016, and on the same date the Company repaid the outstanding loan amounting to $68,008. The loan consists of two tranches, the first one is repayable in four semi-annual installments of $2,500 plus a balloon of $6,000 payable together with the last installment and the second one in ten semi-annual installments of $3,100, plus a balloon of $13,000 payable together with the last installment.

On November 29, 2016, the Company signed a new term bank loan for $18,125 relating to the refinancing of the two 2003-built LR1s, Maya and Inca. The loan is repayable in eight semi-annual installments of $1,812, plus a balloon of $3,625 at the maturity date.

On December 22, 2016, the Company signed a supplemental agreement on the loan agreement dated August 9, 2012 for $17,173 top-up tranche to the existing loan for the financing of the shuttle tanker Brasil 2014. The top-up tranche was drawn down on December 28, 2016 and is repayable in nine equal semi-annual installments of $1,018, plus a balloon payment of $8,014 payable together with the last installment.

On December 29, 2016, the Company signed a supplemental agreement on the loan agreement dated January 31, 2012 for $16,100 top-up tranche to the existing loan for the financing of the shuttle tanker Rio 2016. The top-up tranche was drawn down on December 30, 2016 and is repayable in nine equal semi-annual installments of $767, plus a balloon payment of $9,197 payable together with the last installment.

At December 31, 2016, interest on these term bank loans ranged from 2.37% to 4.21%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2016	2.71%
Year ended December 31, 2015	2.30%
Year ended December 31, 2014	2.23%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements for credit facilities and term loans throughout 2016:

Loan	Origination Date	Original Amount	Balance at January 1, 2016	New Loans	Repaid	Balance at December 31, 2016
Credit facility[1]	2004	179,384	80,690	—	10,555	70,135
10-year term loan	2004	71,250	22,657	—	22,657	—
Credit facility	2005	220,000	46,570	—	15,650	30,920
Credit facility	2005	220,000	47,127	—	47,127	—
Credit facility	2006	275,000	72,810	—	72,810	—
Credit facility	2006	371,010	191,010	—	20,000	171,010
Credit facility	2006	70,000	22,500	—	22,500	—
Credit facility[1]	2007	120,000	77,500	—	5,000	72,500
10-year term loan	2007	88,350	49,710	—	5,520	44,190
10-year term loan	2009	38,600	22,344	—	2,234	20,110
8-year term loan	2009	40,000	24,016	—	2,664	21,352
12 year term loan	2009	40,000	26,250	—	2,500	23,750
10-year term loan	2010	39,000	24,700	—	2,600	22,100
7-year term loan	2010	70,000	46,800	—	4,640	42,160
10-year term loan	2010	43,924	27,835	—	3,218	24,617
9-year term loan	2010	42,100	29,100	—	2,600	26,500
10-year term loan	2011	48,000	33,600	—	3,200	30,400
9-year term loan	2011	48,650	35,677	—	3,243	32,434
8-year term loan	2011	73,600	61,333	17,173	4,906	73,600
8-year term loan	2012	73,600	62,100	16,100	4,600	73,600
7-year term loan	2013	18,000	15,195	—	1,620	13,575
7-year term loan	2014	42,000	39,200	—	2,800	36,400
6-year term loan	2014	193,239	51,220	117,806	1,200	167,826
6-year term loan	2014	39,000	36,400	—	2,600	33,800
7-year term loan	2014	40,400	5,172	11,426	—	16,598
6-year term loan	2014	78,744	15,516	16,598	—	32,114
6-year term loan	2014	39,954	5,172	11,426	—	16,598
19-month term loan	2014	52,195	52,195	—	52,195	—
5-year term loan	2015	35,190	16,423	18,767	—	35,190
7-year term loan	2015	35,190	11,730	23,460	—	35,190
7-year term loan	2015	39,900	39,900	—	3,627	36,273
5-year term loan	2015	82,775	51,625	31,150	5,173	77,602
6-year term loan	2015	46,217	46,217	—	4,622	41,595
8-year term loan	2015	73,500	9,800	29,400	—	39,200
7-year term loan	2015	44,800	—	44,800	1,600	43,200
12-year term loan	2016	309,824	—	251,199	—	251,199
2&5-year term loan[2]	2016	60,000	—	60,000	—	60,000
5-year term loan	2016	33,104	—	33,104	924	32,180
4-year term loan	2016	18,125	—	18,125	—	18,125

Total			1,400,094	700,534	334,585	1,766,043

[1]	This credit facility includes a fixed interest rate portion amounting to $21,577 as at December 31, 2016.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

[2]

The Company contemplates selling two of its vessels (Eurochampion 2004 and Euronike) secured under this term loan facility within 2017 and accordingly, an amount of approximately $44,000 is classified under current portion of long-term debt.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $108,139 at December 31, 2016 and $74,110 at December 31, 2015, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $5,750. Two loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2016, the Company and its wholly owned subsidiaries had thirty-four loan agreements, totaling $1,766,043. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $2,414 has been reclassified within current liabilities at December 31, 2016. Two of these loans met the requirements immediately after December 31, 2016, and the remaining five loans are expected to be cured by February 2018.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital. As of December 31, 2016 and December 31, 2015, the Company’s working capital (non-restricted net current assets), amounted to a $(47,947) deficit and $34,984 surplus respectively.

The annual principal payments required to be made after December 31, 2016, are as follows:

Period/Year	Amount
2017	291,111
2018	348,426
2019	228,458
2020	206,061
2021	258,304
2022 and thereafter	433,683

1,766,043

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	2016	2015	2014
Interest expense	41,451	32,065	33,389
Less: Interest capitalized	(4,015)	(3,430)	(2,384)

Interest expense, net	37,436	28,635	31,005
Interest swap cash settlements non-hedging	1,086	2,201	3,231
Bunkers swap and call options cash settlements	(128)	7,427	997
Bunker call options premium	266	1,414	1,199
Amortization of loan fees	1,742	1,268	1,245
Bank charges	143	137	240
Finance project costs expensed	—	1,261	—
Amortization of deferred loss on de-designated financial instruments	—	—	154
Change in fair value of non-hedging financial instruments	(4,672)	(9,116)	5,003
Net gain on the prepayment of a loan	—	(3,208	—

Net total	35,873	30,019	43,074

At December 31, 2016, the Company was committed to nine floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $346,667, maturing from May 2018 through January 2023, on which it pays fixed rates averaging 2.44% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 14).

At December 31, 2016, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair values of such financial instruments as of December 31, 2016 and 2015, in aggregate amounted to $1,030 (negative) and $7,847 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2016, that is estimated to be reclassified into earnings within the next twelve months is $2,808.

At December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the changes in its fair value during the 2015 have been included in Change in fair value of non-hedging financial instruments, and amounted to a gain of $2,178. This interest rate swap expired on April 10, 2016.

At December 31, 2016 and 2015, the Company held five and twelve, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2016 and 2015 was $1,307 (positive) and $154 (positive), respectively.

The changes in their fair value during 2016 and 2015 amounting to $1,153 (positive) and $154 (positive) respectively have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The fair values of these financial instruments as of December 31, 2016, were $2,479 (positive).

During 2015, as part of its refinancing program, the Company repaid $46,488 to a lender for debt approaching maturity relating to the vessels Socrates and Selecao. The outstanding balance of the loan facility at the repayment date was $49,800, leaving a total net gain of $3,208, which is included within Interest and finance costs, net in the above table.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity

On December 8, 2015, the Company announced the resumption of the stock repurchase program for open market purchases for its common and/ or its preferred shares, which program was previously authorized by its Board of Directors. The Company had available up to $20.0 million from its previously authorized program and, on July 14, 2016, the Company announced the Board’s authorization of up to an additional $20 million in common and/or preferred share repurchases. As of December 31, 2016, the Company has acquired as treasury stock, 3,705,286 shares for a total amount of $20,683.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying Financial Statements.

On April 22, 2015, the Company completed an offering of 3,400,000 of its 8.75% Series D Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $81,784, net of underwriter’s discount and other expenses. Dividends on the Series D Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing August 28, 2015, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 8.75% per annum of the stated liquidation preference. At any time on or after April 29, 2020, the Series D Preferred Shares may be redeemed, in whole or in part, out of amounts available thereof, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Series D preferred shares are not convertible into common shares and are not redeemable at the option of the holder.

On July 30, 2015, the Company issued 2,626,357 common shares at a value of $9.7881 per share so as to partially finance the acquisition of two resale contracts for the construction of VLCC tankers for delivery in 2016 and 2017.

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

In 2014, the Company sold 1,077,847 common shares for proceeds, net of commissions, of $7,124 under a distribution agency agreement entered into in August 2013. This agreement provides for the offer and sale from time to time of up to 4,000,000 common shares of the Company, par value $1.00 per share, at market prices.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Under the Company’s share-based incentive plan, 20,000 restricted share units (RSUs) were granted and vested in 2014, at a fair value of $7.08 per share. There were no RSUs outstanding at the beginning or end of 2014. The total fair value of shares vested during the year ended December 31, 2014 was $142. Total compensation expense recognized in 2014 amounted to $142.

As at December 31, 2015, under the existing share-based incentive plan approved by the shareholders, a further 868,950 RSUs or other share-based awards may be issued in the future. During 2016, the Company granted 87,500 restricted share units to non-executive directors out of the repurchased treasury stock, which vested immediately. No (RSUs) were granted in 2015.

9.	Accumulated other comprehensive loss

In 2016, Accumulated other comprehensive loss decreased to $4,313 ($10,727 in 2015) due to unrealized gains from hedging financial instruments of $6,414 (loss of $437 in 2015 and $3,501 in 2014 including $154 related to amortization of deferred loss on de-designated financial instruments).

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all granted RSUs (Note 8) using the treasury stock method.

Numerator

	2016	2015	2014
Net income attributable to Tsakos Energy Navigation Limited	$55,783	$158,217	$33,527
Preferred share dividends, Series B	(4,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,437)	(4,437)	(4,438)
Preferred share dividends, Series D	(7,438)	(5,000)	—
Net income attributable to common share holders	39,908	144,780	25,089

Denominator
Weighted average common shares outstanding	84,905,078	85,827,597	79,114,401

Basic and diluted earnings per common share	$0.47	$1.69	$0.32

For 2016, 2015 and 2014 there were no non-vested RSUs.

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.4% of the Company’s 2016 revenue (5.5% in 2015) was generated by the charterer affiliated to Polaris.

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus , Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

13.	Commitments and Contingencies

As at December 31, 2016, the Company had under construction five aframax tankers, one shuttle tanker and one VLCC tanker.

The total contracted amount remaining to be paid for the seven vessels under construction plus the extra costs agreed as at December 31, 2016, were $274,288 due within the 2017.

At December 31, 2016, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings, currently being discussed between the Company and the shipyard.

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

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charters-out

The future minimum revenues of vessels in operation at December 31, 2016, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2017	294,564
2018	205,540
2019	157,045
2020	157,475
2021 to 2028	495,415

Minimum charter payments	1,310,039

These amounts do not assume any off-hire.

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments, and derivatives.

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

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $21,260 as compared to its carrying amount of $21,577 (Note 6). The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

The fair values of the one long-term bank loan with a fixed interest rate, the interest rate swap agreements, and bunker swap agreements, put option agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2016 and 2015 are as follows:

	2016		2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	187,777	187,777	289,676	289,676
Restricted cash	9,996	9,996	15,330	15,330
Investments	1,000	1,000	1,000	1,000
Debt	(1,766,043)	(1,765,726)	(1,400,094)	(1,399,447)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the balance sheet on a net basis by counterparty when a legal right of setoff exists. The following tables present information with respect to the fair values of derivatives reflected in the balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Statement of Comprehensive Income or in the Balance Sheet, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	1.0	—	3,613	4,666

	Financial instruments—Fair Value, net of current portion	3,701	—	1,119	3,181

Subtotal		3,702	—	4,732	7,847

		Asset Derivatives		Liability Derivatives
		December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	—	1,040

Bunker swaps	Current portion of financial instruments—Fair value	1,014	—	—	—

Bunker swaps	Financial instruments—Fair Value, net of current portion	1,465	—	—	—

Bunker call options	Current portion of financial instruments—Fair value	1,307	28	—	—

Bunker call options	Financial instruments—Fair Value, net of current portion	—	126	—	—

Subtotal		3,786	154	—	1,040

Total derivatives		7,488	154	4,732	8,887

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive Income

	Gain/(Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)
Derivative		Amount
		2016	2015	2014
Interest rate swaps		3,015	(5,446)	(7,042)

Total		3,015	(5,446)	(7,042)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2016	2015	2014
Interest rate swaps	Depreciation expense	(156)	(154)	(154)
Interest rate swaps	Interest and finance costs, net	(3,243)	(2,996)	(3,388)

Total		(3,399	(3,150)	(3,542)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other comprehensive Loss as of December 31, 2016 and 2015 was $4,314 and $10,727 respectively.

Derivatives not designated as Hedging Instruments—Net effect on the Statement of Comprehensive Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income / (Loss) Location
Derivative		Amount
		2016	2015	2014
Interest rate swaps	Interest and finance costs, net	(47)	(24)	(1,272)
Bunker swaps	Interest and finance costs, net	2,586	(1,206)	(10,402)
Bunker put options	Interest and finance costs, net	—	564	1,244
Bunker call options	Interest and finance costs, net	909	(1,260)	—

Total		3,448	(1,926)	(10,430)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2016 and 2015 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2016	December 31, 2015
Interest rate swaps	(1,030)	(8,887)
Bunker swaps	2,479	—
Bunker call options	1,307	154

	2,756	(8,733)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2016, 2015 AND 2014

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15.	Subsequent Events

a)	On January 17, 2017, the Company drew down the amount of $42.6 million to finance the delivery of the VLCC tanker Hercules I on January 19, 2017. On the same date, the Company partially prepaid $0.6 million of the pre-delivery financing of the vessel.

b)	On January 30, 2017, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

c)	On January 30, 2017, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

d)	On February 6, 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares. As at March 27, 2017, the Company raised $0.6 million from the sale of 24,803 preferred shares and $2.5 million from the sale of 550,000 common shares.

e)	On February 7, 2017, the Company drew down the amount of $23.3 million to finance the delivery of the aframax tanker Marathon TS on February 10, 2017

f)	On February 28, 2017, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

g)	On March 8, 2017, the Company drew down the amount of $34.3 million to finance the delivery of the shuttle tanker Lisboa on March 10, 2017.

h)	On March 17, 2017, the Company declared a dividend of $0.05 per common share payable on April 28, 2017 to shareholders of record as of April 25, 2017.