Form 20-F
period 2017-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2018-04-27
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

As of December 31, 2017, there were 86,319,583 of the registrant’s Common Shares, 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares outstanding.

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

Large accelerated filer  ☐    Accelerated filer   ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2017. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2017, 2016, and 2015, and the consolidated balance sheets at December 31, 2017 and 2016, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(In thousands of U.S. dollars, except for share and per share amounts and fleet data)

	2017	2016	2015	2014	2013
Income Statement Data
Voyage revenue	$529,182	$481,790	$587,715	$501,013	$418,379
Expenses
Voyage expenses	113,403	106,403	131,878	154,143	132,999
Charter hire expense	311	—	—	—	—
Vessel operating expenses(1)	173,864	146,546	142,117	146,902	131,053
Depreciation and amortization	139,020	113,420	105,931	102,891	100,413
General and administrative expenses	26,324	25,611	21,787	21,029	20,731
Net (gain) loss on sale of vessels	3,860	—	(2,078)	—	—
Vessels impairment charge	8,922	—	—	—	28,290
Operating income	63,478	89,810	188,080	76,048	4,893
Other expenses (income):
Interest and finance costs, net	56,839	35,873	30,019	43,074	40,917
Interest and investment income	(1,082)	(623)	(234)	(498)	(366)
Other, net	(1,464)	(1,935)	(128)	(246)	2,912
Total other expenses, net	54,293	33,315	29,657	42,330	43,463
Net income (loss)	9,185	56,495	158,423	33,718	(38,570)
Less: Net (income) loss attributable to non-controlling interest	(1,573)	(712)	(206)	(191)	1,108
Net income (loss) attributable to Tsakos Energy Navigation Limited	$7,612	$55,783	$158,217	$33,527	$(37,462)
Effect of preferred dividends	(23,776)	(15,875)	(13,437)	(8,438)	(3,676)
Net income (loss) attributable to Tsakos Energy Navigation Limited common stockholders	$(16,164)	$39,908	$144,780	$25,089	$(41,138)
Per Share Data
Earnings (loss) per share, basic	$(0.19)	$0.47	$1.69	$0.32	$(0.73)
Earnings (loss) per share, diluted	$(0.19)	$0.47	$1.69	$0.32	$(0.73)
Weighted average number of shares, basic	84,713,572	84,905,078	85,827,597	79,114,401	56,698,955
Weighted average number of shares, diluted	84,713,572	84,905,078	85,827,597	79,114,401	56,698,955
Dividends per common share, paid	$0.20	$0.29	$0.24	$0.15	$0.15
Cash Flow Data
Net cash provided by operating activities	170,827	170,354	234,409	106,971	117,923
Net cash used in investing activities	(241,797)	(576,075)	(174,754)	(254,307)	(144,437)
Net cash provided by financing activities	72,956	303,822	27,914	187,206	44,454
Balance Sheet Data (at year end)
Cash and cash equivalents	$189,763	$187,777	$289,676	$202,107	$162,237
Cash, restricted	12,910	9,996	15,330	12,334	9,527
Investments	1,000	1,000	1,000	1,000	1,000
Advances for vessels under construction	1,650	216,531	371,238	188,954	58,521
Vessels, net book value	3,028,404	2,677,061	2,053,286	2,199,154	2,173,068
Total assets	3,373,636	3,277,575	2,893,166	2,692,737	2,479,292
Long-term debt, including current portion	1,751,869	1,753,855	1,392,563	1,411,976	1,375,691
Total stockholders’ equity	1,508,138	1,417,450	1,415,072	1,177,912	997,663
Fleet Data
Average number of vessels	62.6	52.6	49.2	49.0	47.5
Number of vessels (at end of period)	65.0	58.0	49.0	50.0	48.0
Average age of fleet (in years)(2)	7.7	7.9	8.5	7.7	7.1
Earnings capacity days(3)	22,850	19,244	17,970	17,895	17,339
Off-hire days(4)	755	674	376	406	385
Net earnings days(5)	22,095	18,570	17,594	17,489	16,954
Percentage utilization(6)	96.7%	96.5%	97.9%	97.7%	97.8%
Average TCE per vessel per day(7)	$18,931	$20,412	$25,940	$19,834	$16,957
Vessel operating expenses per ship per day(8)	$7,688	$7,763	$7,933	$8,209	$7,651
Vessel overhead burden per ship per day(9)	$1,152	$1,331	$1,212	$1,175	$1,196

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(3)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(4)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(5)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(6)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days
(7)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting the voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2017	2016	2015	2014	2013
Voyage revenues	$529,182	$481,790	$587,715	$501,013	$418,379
Less: Voyage expenses	(113,403)	(106,403)	(131,878)	(154,143)	(132,999)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	2,500	3,660	560	—	2,110

Time charter equivalent revenues	418,279	379,047	456,397	346,870	287,490

Net earnings days	22,095	18,570	17,594	17,489	16,954
Average TCE per vessel per day	$18,931	$20,412	$25,940	$19,834	$16,957

(8)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters or chartered-in have been excluded.
(9)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Ratio of Earnings to Fixed Charges and Preference Dividends

The following table sets forth our ratio of earnings to fixed charges and preference dividends for the periods presented:

	2017(2)	2016	2015	2014	2013(2)
Ratio of earnings to fixed charges and preference dividends (1)	—	1.6x	4.1x	1.6x	—

(1)	For purposes of calculating the ratios of earnings to fixed charges and preference dividends:

•	“earnings” consist of net income (loss) before minority interest plus interest expensed and amortization of loan fees and capitalized interest;

•	“fixed charges” represent interest expensed and capitalized, the interest portion of charter hire expense, and amortization of loan fees and capitalized interest; and

•

“preference dividends” refers to the amount of net income (loss) that is required to pay the cash dividends on outstanding preference securities and is computed as the amount of (x) the dividend divided by (y) the result of 1 minus the effective applicable income tax rate.

(2)	The ratio of earnings to fixed charges and preference dividends for this period was less than 1.0x. The deficiency in earnings to fixed charges and preference dividends for the year ended December 31, 2017 and December 31, 2013 were approximately $13.1 million and $42.8 million, respectively.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2017 on:

•	an actual basis; and

•

as adjusted basis giving effect to (i) debt repayments of $53.4 million, (ii) drawdown of $162.6 million for the refinancing of eleven vessels and prepayment of $181.2 million of debt on the same vessels, (iii) the payment of $6.6 million of preferred share dividends, (iv) declaration of an aggregate of $4.3 million common share dividend, (v) declaration of an aggregate $2.1 million of preferred share dividends on Series B and C Preferred Shares, (vi) the sale of 238,797 of our common shares for net proceeds of $0.8 million and (vii) net proceeds of $17.5 million from the sale of the VLCC tanker Millennium and the related loan prepayment of $10.2 million.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2017 and April 20, 2018.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2017
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$189,763	(72,606)	117,157
Restricted cash	12,910	(1,807)	11,103

Total cash	202,673	(74,413)	128,260

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,763,082	(82,189)	1,680,893

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 authorized (including 2,300,000 Series B Preferred Shares, 2,300,000 Series C Preferred Shares, 3,910,000 Series D Preferred Shares and 4,600,000 Series E Preferred Shares) and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding at December 31, 2017 on an actual and as adjusted basis.	12,025	—	12,025
Common shares, $1.00 par value; 175,000,000 shares authorized; 87,338,652 shares issued on an actual and as adjusted basis and 86,319,583 shares outstanding at December 31, 2017 on an actual basis and 86,558,380 shares outstanding on an as adjusted basis	87,339	—	87,339
Additional paid-in capital	857,998	—	857,998
Cost of treasury stock	(5,736)	1,329	(4,407)
Accumulated other comprehensive loss	(5,305)	—	(5,305)
Retained earnings	547,937	(13,594)	534,343
Non-controlling interest	13,880	—	13,880

Total stockholders’ equity	1,508,138	(12,265)	1,495,873

Total capitalization	$3,271,220	(94,454)	3,176,766

Reasons For the Offer and Use of Proceeds

Not Applicable.

General Market Overview—World Oil Demand / Supply and the Tanker Market

All of the statistical data and other information presented in this section entitled “General Market Overview—World Oil Demand / Supply and the Tanker Market,” including the analysis of the various sectors of the oil tanker industry, has been provided by Howe Robinson Partners (UK) Ltd (“Howe Robinson”). Howe Robinson has advised that the statistical data and other information contained herein are drawn from its database and other sources. In connection therewith, Howe Robinson has advised that: (a) certain information in Howe Robinson’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Howe Robinson’s database; and (c) while Howe Robinson has taken reasonable care in the compilation of the statistical and other information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

In 2017, OPEC’s market management agreement altered trade flows, increasing voyage distances as Atlantic crude oil became attractive to Asian buyers. U.S. crude exports increased substantially and large volumes were sent east. Due to recent U.S. infrastructure plans, we expect this trade to grow.

Involuntary over compliance with OPEC prescribed targets for reduced production by Venezuela and under compliance by some Middle East Gulf (MEG) producers all helped solidify tanker demand. Product demand exceeding domestic refinery capacity in South and Central America helped increase U.S. product exports to the region. Longer haul West-East naphtha movements grew, drawing more LRs into the Atlantic Basin. Chinese product export quotas increased, with exports to destinations primarily served by the MR market. However, except for occasional rallies, overall earnings remained subdued across all markets as the increase in demand for tonnage still did not match tonnage supply and the market remains in structural oversupply.

OPEC

Initially OPEC increased production during 2014-2016 in an attempt to defend their market share against an increasingly assertive shale market. The ever lowering breakeven of shale producers and their increased hedging activities ensured that oil production globally, exceeded demand. This led to two outcomes:

1.	A drop in oil prices from $99/bbl in 2014 to $43/bbl by 2016.

2.	Crude and oil product storage levels rose relentlessly, from average storage levels of 2,683m bbl in 2014 to 3,048m bbl in 2016.

Within this environment, OPEC along with ten non-OPEC nations agreed in November 2017 to limit their production with the nominal target being a return of stocks to their five year average beginning in January 2018. OPEC agreed to a cut of 1.2mb/d with non-OPEC signatories cutting 558kb/d. As a result of the cut, stocks dropped by 216m bbl to 2,850m bbl. Nigeria and Libya, although OPEC members, were exempt from the cuts due to domestic instability.

If the deal works fully and OPEC achieves its stated objective of reducing stocks to their five-year average by June, then there will be extra pressure on the group’s ability to maintain the agreement. If the agreement subsides by June, then we may see old trade routes such as increased volumes MEG-East re-emerge at the risk of longer haul WAF-East stems.

OPEC Supply

Compliance by OPEC members as a group with OPEC prescribed targets for reduced production has been strong, average compliance was 103% during 2017. However this masks over compliance by some members and under compliance by others.

Saudi Arabia

Saudi compliance with OPEC prescribed targets for reduced production averaged 119% during 2017, the highest voluntary decline and compliance of any OPEC/Non-OPEC member. We expect compliance to remain strong and supportive of the oil prices, at least until the Saudi Aramco IPO. After initially running down domestic stocks in order to maintain exports, production compliance translated into reduced exports. Saudi Arabia has concentrated the effects of the production cut on exports to the U.S.. Saudi exports to the U.S. decreased from a monthly average of 4,522kt/month in 2016 (17.3% market share) to 3,370kt/month in 2017 (Jan-Oct) (15% market share). Consequently, crude tonne-miles (TM) fell 27% year-over-year (YoY) to average 39.42bn TM in 2017. Increased Asian demand, coupled with stronger U.S. domestic production would, we expect, result in increased displacement of Saudi exports to the U.S. in favour of the Far East. The market share of exports to the Far East increased to 52% during 2017, however in terms of TM the rise was only marginal (+1% YoY to 85bn TM). Displaced Saudi-West trade has reduced fleet efficiency and we expect, with the ramping up of West Atlantic crude production, fleet efficiency would decrease further, creating a floor in West Atlantic/East rates. Saudi refinery capacity additions reflect Saudi intentions of capturing a greater share of the value addition chain.

Iran

Iran achieved an increase in the production deal, with the agreement to cap production 90kb/d higher at 3.8mb/d. National Iranian Tanker Company (NITC) vessels storing crude oil have been wound back. The expected post sanctions boost in production capacity has not occurred (although production has increased) largely resulting from the threat of a return of sanctions from the Trump administration. The U.S. has stated that further waivers to Iranian sanctions will not be granted unless the nuclear deal is renegotiated. This represents a major downside risk to supply, if sanctions are reimposed and assuming Europe supports the return of sanctions, Iranian supply could quickly return to 2015 levels. In addition, Iran’s low cost reserves appear to present an attractive investment opportunity for IOCs, however the new IPC (oil exploration contract) contract, although better than the previous buyback model, still causes consternation and may delay a ramp up of Iranian production capacity. Iranian exports to Europe increased during 2017 from 435kb/d in 2016 to an average of 664kb/d last year, primarily to Italy. Market share of European exports increased (from 21% in 2016 to 32% in 2017) primarily at the cost of decreased exports to India (467kb/d in 2016 to 4.9kb/d in 2017). Crude TM demand rose by 8% YoY from 43.8bn TM in 2016 to 47.1bn TM last year with TM to South Europe and the Black Sea surging by 47% YoY to 11.3bn TM at the expense of Indian TM demand that fell by 6% YoY to 1.8bn TM.

Iraq

Iraqi compliance with the OPEC agreement has been notable for its non-compliance. Average Iraqi compliance has been 45% during 2017, with January 2018 compliance at 33%. There is uncertainty around the status of exports via northern Iraq, which were halted in September 2017 after the Kurdish Regional Government (KRG) tabled and won referendum for independence from Iraq for Kurdistan. This suspended 650kb/d of production of which 600kb/d was historically exported, via Ceyhan into Europe. The Iraqi government has announced that it has reached a deal with KRG to restart Kirkuk pipeline deliveries, however this has not been confirmed by the KRG and no further details have been given.

Southern Iraq export capacity (4.6mb/d) is running ahead of production (3.5mb/d in January 2018). The bottleneck in increasing exports appears to be the terms at which production contracts were issued and delays in installing field infrastructure. Delays in a field infrastructure development programme have seen forecast production from the southern fields decrease from 7.5mb/d to 5mb/d.

Iraq has been focusing on increasing exports to the U.S. instead of the eastern markets. Exports to the U.S. rose by an average of 745kt/month in 2017 over 2016. U.S. market share of Iraqi imports from the tracked countries increased from 12% to 16% over the same period, while TM demand rose by 26% YoY from 22.8bn TM in 2016 to 28.7bn TM.

As forecast production capacity is set to increase, and as there are no export infrastructure bottlenecks we expect exports to the U.S. to increase this year.

Venezuela

Venezuelan production collapsed in 2017 by 22% from 2.02mb/d at the start of 2017 to 1.61mb/d in January 2018. As a result, involuntary Venezuelan compliance increased from 22% in January 2017 to 484% in January 2018. Venezuela has been confronted with a number of problems, primarily oil backed debts, which are affecting field investment and export opportunities.

PDVSA has oil backed debts of USD 25bn, owed mainly to China and Russia. Loans have to be repaid with oil deliveries and are therefore non cash generating. The main cash generating businesses were exports to the

U.S. and India. Exports to these two countries decreased in 2017 in favour of Russia and China. TM to India and the U.S. fell by 16% and 17% YoY to 12.6bn TM and 4bn TM, respectively, while TM to China rose by 15% YoY to 15.1bn TM. Although, after the purchase by Rosneft of the Essar refinery in Vadinar in the summer of last year, we expect an increase in the Venezuela-India trade which will still not be cash generative.

A decrease in sales to India and the U.S. has led to a lack of cash available to invest in field maintenance and has resulted in production deterioration. Production from Orinoco Heavy field, the main field remaining in substantial production requires spiking with naphtha to meet export specifications. With a decrease in cash generative oil sales, PDVSA is having difficulties purchasing naphtha, which in turn is creating volatility in its Orinoco Heavy specification. The volatility in specification made marketing more difficult creating a vicious circle.

Angola

After Venezuela, Angola is expected to post the biggest decline in production over the medium term. Angolan production has already decreased by 700kb/d during 2017. However, this year they may experience a bounce in production capacity with the 230kb/d Kaombo field expected to come online. However, of tracked countries, exports remained stable in 2017 versus 2016. West-East exports increased with exports to the Far East increasing in 2017 whilst in almost all other tracked destinations its market share decreased. However, crude TM demand rose marginally by 1% YoY to 54.3bn TM driven by a 12% YoY increase in the TM demand to China.

Nigeria

Nigerian liquids production increased during 2017 with reported crude production increasing from 1.43mb/d to 1.66mb/d in 2017. In November 2017, at OPEC’s extension meeting, Nigeria voluntarily agreed to extend its cap on crude production at 1.8mb/d, however, Nigerian liquids production was 2.09mb/d in January 2018.

300-400k b/d of that is condensate production out of which 107kb/d is from the Akpo field alone and the Agbami field production is 220-250k b/d. There is no OPEC wide agreement on how to define condensate, the Nigerian Oil Minister insists some fields are condensate fields despite disagreement regarding their grade by outside analysts. Much of Nigerian condensate gets blended into the crude stream before export—making exact counting difficult. However, even after accounting for Nigerian condensate production, Nigeria managed to breach its production cap of 1.80m b/d in December. There is no reason to believe that this trend would not continue for the foreseeable future or at least until such time that OPEC agrees on an overall production cap for Nigeria whether by defining condensate or by imposing an overall liquids production cap. Increasing Nigerian production would provide support to the tanker market. Crude TM demand out of Nigeria rose by 7% YoY to 37.09bn TM.

Libya

Libya also agreed to keep its crude output below 1m b/d. Libyan production was 1m b/d in January, however, structural problems in Libya remain. The national oil company has had its budget slashed by 50%, which will impact field maintenance and, by extension, production reliability. Due to the similarity of Libyan and shale crudes, weaker Libyan production allows for increased U.S. exports. However, the opposite is also true, therefore Libya may feel less pressure to conform to the output agreement than others such as Nigeria. Additionally the pressure to conform may be less as the questions over sustainability of production are more profound. Field production or export capacity is consistently being attacked and brought offline. Most recently the Elephant field was brought offline after an attack by the parastatal Petroleum Facilities Guards (PFG), an indication of the insecurity in production sustainability.

Non-OPEC supply

Russia

January 2018 Russian production was 11.33m b/d. Russia insisted and won approval for a mid-term review of the OPEC extension agreement in June 2018. Russia completed the second spur of the ESPO pipeline with first oil pumping through the pipeline at the start of 2018. The second ESPO spur adds an additional 300kb/d of export capacity. In order to fill the additional pipeline Russia has diverted its West Siberian sweet crude, which was previously blended into the Urals grade, to ESPO. The diversion of West Siberian crude to ESPO has led to Urals crude sulphur levels increasing, and in some cases hitting 1.8% (the maximum permitted levels) sulphur content. If this trend continues and sulphur levels increase we can expect traditional Urals destinations of Europe to decrease imports of this grade. Some buyers have already started looking for alternatives, which could increase exports from the U.S. A lack of new supply due to the OPEC/Non-OPEC deal capping production has prevented additional sweet barrels from coming onstream. The Far Eastern exports have increased by 6% while 2017 Black Sea exports have remained stable. Russian TM out of the Black Sea increased by 50% YoY while TM out of the Far Eastern Russian ports rose by 5% YoY last year following an 11% YoY fall in 2016.

Mexico

Mexican production declined by 230kb/d in 2017 to 2.1mb/d today, more than double its allotted cut of 100kb/d and is set to decline by a further 180kb/d this year. Exports to all tracked destinations fell, however the market share of exports to the U.S. increased by 4%. Driven by a strong second half of 2017, Mexican crude TM demand rose by 12% YoY to average at 17.5bn TM in 2017 while TM to the U.S. edged 14% higher YoY to 1.6bn TM.

USA

U.S. supply forecasts have consistently been beaten by the rise of shale. At the start of 2017 IEA predicted U.S. oil supply to be 12.84mb/d, average production in 2017 actually was 13.2mb/d-growth of 670kb/d. Currently, production in 2018 is expected to be 14.72mb/d, a further growth of 1.52mb/d during 2017. Growth is dominated by production increases in the Permian Basin.

Although breakeven prices have risen slightly and are forecast to rise this year, the main cap on Permian Basin growth is not WTI price vs breakeven, but takeaway capacity for exports. Drilled but uncompleted wells (DUCs) generally increase in times of low oil prices as producers wait for prices to rebound before increasing production. However, Permian Basin DUCs are increasing despite the above breakeven oil price. This again is due to takeaway capacity blocking a further rise in production. The IEA expects U.S. pipeline capacity to increase to 2.5mb/d this year. With the building of the Diamond pipeline (200kb/d), moving crude from Cushing, Oklahoma to Memphis, the Capline pipeline has become superfluous. The 1.2mb/d Capline pipeline currently runs south/north from St. James, Louisiana (near LOOP) to Memphis and has stated that it intends to reverse the pipeline and provide an export route for Canadian and North Dakota crude production. Although the provisional reversal date is 2022, with LOOP expected to begin bidirectional operations this year, the Capline reversal may be accelerated particularly as currently pipeline flows have fallen to 250kb/d.

Growth in production has driven growth in exports. Crude exports rose by 115% from 520kb/d in 2016 to 1.12mb/d in 2017. Exports appear to be driven by the Brent/WTI price spread, which once it reaches $4/bbl, exports spike as imports from the U.S. become cost effective when adjusted for freight. Exports increased to both China/Far East and Europe. However exports to China/Far East increased by 7.8x compared with European imports which were comparatively lower at 3.1x. As export infrastructure capacity develops in the U.S., we expect exports to move away from being solely arbitrage driven and towards a more structural trade. A number of Asian company leaders have indicated that they intend to import increasing volumes from the U.S.

The increase in exports last year led to a rally in TM demand as TM out of the U.S. surged by 340% YoY to 24.4bn TM in 2017 from 5.6bn TM in 2016. The rise was mainly driven by increased volumes to the Far East where TM rose to 11bn TM compared to slightly less than 1bn TM in 2016. VLCC TM demand rose to 14.1bn TM from 1.4bn TM in 2016 following the increased demand for long-haul voyages, while Suezmaxes rose to 6bn TM in 2017 compared to 1.5bn TM in 2016. Aframaxes saw the smallest YoY rise both in absolute (+1.8bn TM) and in percentage terms (+70%) as the trend of barrels heading east has substituted Aframax demand in favour of larger ships. The upcoming infrastructure developments in the U.S Gulf in order to accommodate the loading of larger ships might further reduce the Aframax market share in the U.S.

Demand

Global oil demand increased by 1.64mb/d against a forecast increase of 1.3mb/d in January 2017. 2018 global demand is set to increase further by 1.4mb/d. Low oil prices, and strong economic growth helped oil demand growth during 2017. Demand growth is focused in the East of Suez region which will make up 57% of global demand growth (0.8mb/d), of which China and India contribute 75% (0.6mb/d).

China

China remains the swing factor for the crude tanker demand. 2017 oil demand grew by 660 kb/d, 2018 demand is expected to increase by 360kb/d to 12.87mb/d. In 2017 China surpassed the U.S. to become the world’s largest crude importer with imports increasing to 8.48mb/d in 2017 compared to 7.68mb/d in 2016. Imports from West Africa increased as OPEC cuts took hold, due to:

1.	The decrease in available supply from the MEG (excluding Saudi Arabia)

2.	The concurrent increase in West African supply, widening the Dubai/Brent spread, which made Brent priced West African crude comparatively cheaper.

Saudi Arabia continued to follow its commercial strategy of focusing on maintaining its market share in Asia and imports from Saudi Arabia increased last year over 2016.

Russia has grown to become the largest import partner for China with imports reaching 1.21mb/d compared to imports from Saudi Arabia of 1.05mb/d in 2017. Imports from Russia will increase this year as the second ESPO spur started flowing in January 2018.

As discussed previously, U.S. crude exports were 150kb/d in 2017 up from virtually zero the year prior. We expect U.S. crude imports to increase this year. Consequently TM demand to China surged to 7.2bn TM from 1bn TM in 2016 with the majority of the increase benefiting the VLCC sector that rose to 6.7bn TM.

Against this, domestic production decreased by 110kb/d in 2017 and is expected to be 100k b/d less this year at 3.77mb/d. Chinese SPR fill rate for the whole year is not yet known, but SPR storage is expected to continue to provide support to the market. Imports increased last year from 7.68mb/d in 2016 to 8.48m b/d in 2017. 720kb/d of refinery capacity came on-stream in 2017 (560kb/d new capacity and 182kb/d upgraded). Refineries require 21 days of stock to ensure smooth operations, 560kb/d of new capacity installed last year would have resulted in 11.8 mb of additional import demand (over actual crude demand). 200kb/d of capacity is expected to come on-stream this year which would equal 4.2m b/d of additional stock holding requirement. The 400kb/d Myanmar pipeline from Ramree to the 260kb/d Anning refinery came onstream in the second quarter of 2017. The pipeline is expected to feed additional refineries to be established in Anning.

Teapots received a quota of 91.73m T for the whole 2017, while this year Beijing issued 55% higher quotas of 142.42mT. However there is a major downside risk that teapots may not be able to reach their quotas this year as the State Administration for Taxation (SAT) is intending to introduce new taxation laws and invoicing systems which will reduce teapot profits. Initially the new laws were announced to be implemented by January 2018, then were pushed to March 1, 2018 and are now targeted for May 1, 2018. If/when the new laws are implemented then we can expect crude demand from teapots to be reduced. This would primarily impact Brazilian crude grades which teapots prefer (56% of Brazilian imports in 2017 destined for teapots).

India

Indian oil demand is forecast to grow by 300 kb/d this year (2018 demand 4.98 mb/d) against 2017 growth of 120 kb/d (2017 demand 4.68 mb/d).

In late 2016, India decided to remove 500 and 1,000 rupee notes from circulation overnight in a bid to crack down on black money. This impacted first half of 2017 oil demand, which increased by 110kb/d over the first half of 2016, compared with growth of 635kb/d in the first half of 2015 over the first half of 2016. Oil demand growth started recovering in the second half of 2017, however a general sales tax (GST) was introduced. Prior to the introduction of the GST Indian states individually established their state tax regimes which would cause delays in inter-state trade and excess paperwork, increasing the cost of trade. The GST was intended to harmonise the taxation systems across the states, however confusion regarding its implementation and product categorisation caused confusion and interstate trade to slow and resultantly oil demand growth slowed.

However, the IEA expects demand growth to return with vigour this year. Instability in many OPEC countries and increasing U.S. production has prompted Indian refiners to seek to diversify their crude import sources. Indian refiners imported increasing volumes from both West Africa and the U.S. Additionally as the Dubai benchmarked crudes (e.g. Saudi crude) increased relative to Brent benchmarked crudes, Atlantic grades became more attractive. Starting at zero imports from the U.S., India began importing in earnest from August onwards at an average of 61kb/d (August 2017 to November 2017). Imports are expected to increase further as multiple Indian refineries’ management teams have indicated.

In 2017 India added two refineries of a total capacity of 164kb/d with a 120kb/d refinery built on the South Western coast and the second refinery built inland. This year no notable refinery additions are expected, rather the growth in demand is assumed to come from increasing utilisation rates.

Europe

European oil demand increased by 360kb/d in 2017 over 2016 and is expected to increase by 160kb/d this year. 2017 oil demand growth was attributable to lower oil prices, which have firmed recently, easing demand growth this year. In particular gasoil demand increased in 2017.

The increase in demand was fed by the MEG and North Africa. MEG exports were primarily from Iran, imports from Iran increased from 435kb/d in 2016 to 798kb/d in 2017. Iranian imports now make up 7% of imports, up from 3.9% in 2016. Russian imports decreased by 31kb/d in 2017 after increasing by 245kb/d in 2016. Over the near term, we expect the downside to Russian imports to increase due to the prevailing political environment.

USA

U.S. crude demand increased by 130kb/d in 2017 over 2016 and is expected to increase further by 200kb/d this year to 20.02mb/d. Year on year imports remained stable at 7.8mb/d in 2017. Imports from West Africa and the MEG (excluding Saudi Arabia) increased whilst imports from the Caribbean and Saudi Arabia decreased. Almost all West African export partners increased their volumes in 2017. The main increase from the MEG was from Iraq, which increased by 192kb/d in 2017. Better Iraqi export infrastructure and a strategic decision to replace Saudi supplies has resulted in higher Iraqi exports to the U.S. Decreases from the Caribbean were from Venezuela and Colombia. Colombian exports are expected to decrease due to a falling investment in producing fields and a resurgence in guerrilla attacks.

Products Market

China Product Market

Chinese refinery capacity increased by 560kb/d in 2017 with an additional 180kb/d of upgrading capacity installed. Chinese clean product demand was 8.2mb/d in 2017 and is expected to 8.47mb/d this year. Independent refinery quotas increased from 1.75mb/d in 2017 to 3.8mb/d this year.

Gasoline

Chinese gasoline demand increased in 2017 by 59kb/d over 2016 to 2.93mb/d and is expected to grow by 118kb/d in 2018 to 3.05mb/d. However exports concurrently rose from 81kt/month in 2016 (full year) to 88kt/month in 2017 (full year), the majority of the increase in exports were destined for Singapore and Malaysia, helping firm eastern MR demand. We expect gasoline exports to increase this year, primarily within the East – continuing to provide support to eastern MRs. Last year’s first six months gasoline export quota was 4.44kt compared with current year’s first six months export quota of 6.5kt. Additionally, the Chinese SAT has introduced a domestic consumption tax of ¥1.52/ltr for gasoline and an invoicing system which would accurately identify products. These factors would most likely push smaller refineries out of domestic markets to focus on exports.

Gasoil

Gasoil demand increased by 86kb/d in 2017 over 2016 and is expected to increase by another 48kb/d this year to reach 3.5mb/d. Many of the factors affecting the gasoline trade also apply to the gasoil market. Similar to the gasoline market, despite rising domestic demand, gasoil exports have increased over the same time period. The largest increase in exports were to the short haul routes to South Korea, Hong Kong and Philippines. Again, similar to the gasoline market, the SAT has introduced a domestic gasoil consumption tax of ¥1.20/ltr, pushing out smaller refineries into the export market.

Jet

Jet demand increased by 63kb/d in 2017 and is expected to increase by 35kb/d this year to 748kb/d. Jet exports to most major destinations either fell or were stable in 2017 over 2016. Total jet exports grew by 2% in 2017 compared to 9% in 2016 and 12% in 2015. As domestic Chinese jet demand increases and the U.S. continues on its path as the major product exporter, particularly in the West of Suez market, we expect Chinese jet exports growth to remain subdued.

India Products market

Indian refinery capacity increased by 164kb/d in 2017 and is expected to increase by 16kb/d this year. Major refinery capacity additions are expected to come on-stream post 2020. As the previously discussed twin shocks to the economy of GST and demonetisation dissipate, we expect Indian product demand growth to strengthen this year. Jet demand was not affected by the demonetisation shock as the majority of passenger ticket purchases are transacted through credit cards. Jet demand increased by 9% in 2017 over the previous year and is expected to continue to grow strongly this year due to increasing affordability and growing incomes.

Gasoline

Indian domestic demand increased by 7% in 2017 and by 12% in 2016, mainly due to an increase in passenger car sales. In addition, Indian gasoline fuel standards were tightened in 2017 to Bharat IV standard (the equivalent of Euro IV) nationwide. As a result imports increased last year by 9%, primarily from Iran which has become self-reliant in gasoline production after the start-up of the Persian Gulf Star refinery. Phase one of the refinery (120kb/d capacity) was completed in 2017 with Phase two (120kb/d) starting up in February this year. As gasoline demand is expected to continue to grow strongly this year, short haul imports could increase, helping support the MR market.

Gasoil

Indian gasoil demand increased by 3.3% in 2017 compared by 5.5% on average for the two years preceding that. Previously discussed macro events affected diesel demand in 2017, second quarter diesel demand remained rangebound in 2017 as opposed to when diesel demand grew strongly over the same period. However, diesel demand is expected to return to stronger growth this year (164kb/d). In April 2017, India introduced regulations for heavy diesel trucks and buses fuel efficiency standards. Heavy truck and buses make up 60% of gasoil demand. Regulations will be implemented in two phases with phase one to be implemented beginning in April 2018 and presents some downside risk to diesel demand growth.

U.S. Product market

The U.S. has continued on its path of becoming a product exporter. U.S. refinery capacity utilisation has increased every year since 2008, reaching an average of 92% last year. The majority of exports originate from the U.S. Gulf region which has now become the largest product exporter in the world.

Gasoil and Gasoline

Little to no refinery capacity additions in South America (40kb/d addition in Argentina in 2017) coupled with rising demand helped push U.S. product exports to South & Central America to grow by 15% over 2016, albeit from a small base. Exports were driven by the fire and subsequent shutdown of the 330kb/d Salina Cruz refinery in Mexico. As a result, the average outage for South and Central America Atlantic increased from 4kb/d in 2016 to 314kb/d in 2017. However, current year outages are expected to decrease this year with Salina Cruz returning to production albeit at half capacity. As a result, current year gasoil export growth to South and Central America is not expected to be as strong as 2017. Exports to Europe have remained broadly rangebound.

Gasoline exports grew by 9% in 2017 over the preceding year. Similar to gasoil export drivers, gasoline exports to South and Central America increased in 2017. U.S. TM demand (basis LRs) to South and Central America rose by 105.3m TM to 204.5m TM last year.

Europe

Similar to the U.S., European refinery utilisation rates also increased in 2017 to 88% as increased demand from Latin America and West Africa supported production.

Gasoil and Gasoline

After year on year increases in gasoil imports since 2014, imports were stable in 2017. Gasoil demand is expected to increase slightly this year (34kb/d). European gasoline exports increased 3.8% in 2017 over 2016 with the market share of each destination remaining broadly stable. As exports from U.S. led to reduced European exports to West Africa, European exports to the destination declined by 14% from an average of 316kt/month to 272kt/month. Domestic gasoline demand is expected to remain stable this year and return to its long term declining trend next year.

West-East Naphtha Movements

Atlantic Basin availability of naphtha increased due to an increase in U.S. Shale production, and some European refineries switching to ethane, this led to an excess of naphtha which was exported east. As a result

West/East naphtha exports increased by 11.5% in 2017 to 1.2MT/month. The trend is expected to continue, particularly as a heavy maintenance schedule is expected in the Middle East this year, tightening MEG naphtha supply.

World Tanker Fleet

VLCC fleet growth remained elevated in 2017 at 5.9%, however slightly lower compared to 2016 (6.6%) as, despite higher deliveries, we also experienced an uptick in scrapping. In total, fifty VLCCs came into the market, making 2017 the highest year VLCC delivery year since 2011. The delivery schedule was front loaded with 29 vessels delivered in the first half of the year (First Quarter of 2017 17 VLCCs and Second Quarter of 2017 12 VLCCs) and 21 in the second half (Third Quarter of 2017 11 VLCCs and Fourth Quarter of 2017 10 VLCCs). Nine vessels were removed from the fleet, with eight scrapped in the second half of the year. Only two vessels from the 52 originally scheduled to be delivered in 2017 slipped into 2018—slippage in 2017 was at historical low levels of 4%, significantly lower than the 2009-2016 slippage average of 27.8%. 61 VLCCs are currently scheduled to come in the market in 2018, of which five have been delivered. Slippage is expected to be high this year as the market remains weak in part due to the oversupply of tonnage. Weak spot earnings, rising steel prices and rising costs for shipowners for the installation of the ballast water treatment system are expected to lead to higher removals from the fleet this year. However, scrapping is expected to accelerate towards the end of the decade as over 30 VLCCs are turning over the age of 20 each year after 2020, which along with the uncertainty regarding the impact of sulphur regulations on bunker fuel expected to come into force in January 2020, might make the decision for the owners a bit easier.

2017 proved to be a heavy year in terms of deliveries for Suezmaxes, with 49 vessels coming into the market. The ten removed vessels were not enough to offset the heavy deliveries, bringing the year’s fleet growth to 8.5%—the highest since 2011. Excluding 19 cancellations, slippage for 2017 was at 26%, lower than the 2009-2016 slippage average of 38.4%. Deliveries are expected to remain elevated this year, with 50 Suezmaxes scheduled to be delivered, out of which twelve have already delivered in January and February. However, with an expected increase in removals for the reasons mentioned above, we expect fleet growth to ease off at 4.8%.

Aframax (including fully coated LR2s) fleet growth in 2017 fell to 3.9% from 4.9% in 2016, following higher removals compared to the past couple years. In the beginning of the year, there were 82 Aframaxes scheduled to be delivered, of which 61 were delivered during the year, equating to a slippage rate of 25%. 47 of the total deliveries were fully coated (LR2s). Following high LR2 deliveries and only four removals, LR2 fleet growth surged to 14.8% in 2017, the highest level since 2010. A total of 72 Aframaxes were scheduled to be delivered in 2018, eleven of which have already delivered. Of the Aframaxes scheduled to be delivered in 2018, 31 are coated. After accounting for slippage and accelerating removals, Aframax fleet growth is expected to be lower this year at 3.1%, while LR2 fleet growth is estimated at 5.1%. In 2017, we saw 24 LR2s switching to trading Dirty Petroleum Products (DPP) from trading Clean Petroleum Products (CPP), offsetting somewhat the fleet pressure on the clean trading side.

Panamax (including fully coated LR1s) fleet growth declined slightly to 3.8% in 2017 compared to 4% in 2016 with 21 deliveries, 20 of which were fully coated (LR1) and five removals. One of the Panamaxes removed was over 30 years old, the average age of the total five Panamaxes removed from the fleet last year was 23.8 years old—the average age of the fleet now stands at 10.4 years old. Slippage for 2017 stood at 57%, at the start of the year 49 Panamaxes were scheduled to hit the water and 21 were delivered. A total of 23 Panamaxes, all of which are coated LR1s, are scheduled to come in the market in 2018, five of which have delivered in the first two months of this year. Slippage is expected to ease off this year with LR1 fleet growth estimated at 3.2% and Panamax fleet growth at 4.5%. Switching of fully coated trading capacity between CPP and DPP was not as pronounced as on the LR2s, with net dirtying-up to five vessels.

In 2017, MR fleet (45k-55k dwt) growth eased off to 3.2% compared to 6.3% in 2016, as only 55 MRs were added to the fleet, while 11 vessels with an average age of 26.4 years were removed from the fleet. The 2017 slippage rate for MR deliveries was slightly lower at 22% compared with the period 2009-2016, which had an average of 29.2%. MR fleet growth is expected to rise slightly this year to 3.6% as 67 MRs are scheduled to come to the market, eight MRs have already delivered in January and February this year. Five MRs of an average age of 23.2 years have been removed from the fleet this year with ten additional expected to be removed by the end of 2018.

A total of 26 Handymaxes (27k-45k dwt) delivered in 2017 from the originally 35 scheduled to be delivered, bringing the slippage rate to 25%—slightly lower than the 2009-2016 average of 29%. 17 vessels were scrapped in 2017 with an average age of 26.8 years, hence fleet growth stood at 1.2%. 2018 deliveries are standing even lower with 20 Handys scheduled to come into the market, including four already delivered. With nine Handys already removed from the fleet since the beginning of this year, scrapping is expected to be high this year as 57 vessels (6% of the total fleet) are currently over 25 years old.

Newbuildings

Newbuilding Tanker Prices (South Korea)
	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15	Jan-16	Jan-17	Jan-18
VLCC	$130.0m	$146.0m	$130.0m	$100.0m	$105.0m	$100.0m	$90.0m	$92.0m	$98.0m	$93.0m	$83.0m	$82.8m
Suezmax	$ 80.5m	$ 86.0m	$ 90.0m	$ 60.0m	$ 65.0m	$ 62.0m	$60.0m	$67.0m	$65.0m	$65.0m	$55.0m	$53.0m
Aframax (Uncoated)	$ 65.5m	$ 72.0m	$ 75.0m	$ 51.0m	$ 57.0m	$ 52.0m	$48.0m	$53.0m	$54.0m	$53.0m	$42.0m	$44.0m
47k dwt (Epoxy Coated)	$ 47.0m	$ 51.0m	$ 48.0m	$ 32.0m	$ 37.0m	$ 34.5m	$32.0m	$37.0m	$36.0m	$35.3m	$32.0m	$34.0m

Conditions that kept ordering activity muted during 2016 persisted in 2017. Lower earnings, limited finance availability and uncertainty over the upcoming regulations (BWM, IMO2020) could have all weighted on ordering activity. However, historically low asset values led to an increase in orders, especially for VLCCs, Aframaxes and MRs leading to an uptick in newbuilding prices after the Second Quarter of 2017. VLCC newbuilding prices in South Korea fell marginally by $200,000 to $82.8m, although prices reached levels as low as $79.25m in April. Attractive newbuilding prices led to a surge in ordering activity with 59 VLCC orders being placed in 2017. 69% of the total orders were placed in the first half of the year, persistently low earnings and slightly higher asset values slowed demand for new tonnage. Of the 59 orders, 46 were placed in South Korea, followed by Japan (7 orders) and China (6 orders). Six VLCCs have already been ordered in the first two months of this year by three different owners.

Despite a $2m decline in Suezmax newbuilding price to $53m, Suezmax orders remained relatively unchanged compared to 2016 with 23 orders placed by the end 2017. 14 orders were placed in the first half of 2017, with no orders placed in the Third Quarter of 2017. Similarly to VLCCs, the majority of the new tonnage was ordered in South Korean yards (14 orders), followed by Chinese (5 orders) and Japanese (4 orders). So far this year there have been no Suezmax orders.

Aframax newbuilding prices in South Korea rose by $2m in 2017 to $44m by the end of 2017. Total Aframax (coated and uncoated) orders were 54 in 2017 compared to only 17 in 2016. 14 of the total Aframaxes orders last year are known to be coated (LR2s), however coated orders might end up being higher as we approach the delivery date and more information is revealed in terms of the vessels’ coating. In 2016, eight Panamax (coated and uncoated) orders were placed, with one of them being confirmed as coated (LR1). LR1 newbuilding prices in South Korea were unchanged YoY in January 2018 at $39m. The majority of both Aframaxes and Panamaxes have been ordered in China (21 Aframaxes and 5 Panamaxes). Between January and February 2018, two Aframax orders have been placed in South Korea.

MR newbuilding prices in South Korea also increased by $2m during 2017 to $34m by the end of 2017. Total MR orders rose to 62 compared to only 25 in 2016, however MRs have long passed their peak ordering activity when over 100 MRs were ordered each year during 2012 and 2013 as part of their eco-fleet renewal. The majority of MR orders were placed in South Korea (24 orders) followed by Vietnam (21 orders). For the first two months of 2018, 11 MR orders have been placed as MRs have started the year on a positive note in terms of earnings. Handymax ordering activity continued the downward trajectory of the past four years with only four vessels ordered, all of them at Chinese yards.

Expectations are that this year will prove to be the bottom of the market in terms of earnings, some support might be provided at the end of this year and in 2019 owners might start ordering in volume again as scrapping, especially of the older tonnage, is expected to take off by the end of the decade as the fleet starts to age. Moreover, high steel prices, along with the difficulty for the older tonnage to find employment in an oversupplied market, and the cost of ballast water treatment installation that is also hovering on owners’ balance sheets may create an environment of increased scrappings followed by increased orders for replacement of the fleet.

Second-hand Prices

5-Year Old Tanker Prices
	Jan-07	Jan-08	Jan-09	Jan-10	Jan-11	Jan-12	Jan-13	Jan-14	Jan-15	Jan-16	Jan-17	Jan-18
VLCC	$117.0m	$138.0m	$110.0m	$77.0m	$80.0m	$55.0m	$51.0m	$60.8m	$77.0m	$78.0m	$55.0m	$61.0m
Suezmax	$ 80.0m	$ 96.0m	$ 82.5m	$55.0m	$56.0m	$43.0m	$37.0m	$38.0m	$55.8m	$60.0m	$40.6m	$40.0m
Aframax (Uncoated)	$ 65.0m	$ 73.0m	$ 61.0m	$39.0m	$41.0m	$32.0m	$27.0m	$29.5m	$42.5m	$44.0m	$27.0m	$30.0m
47k dwt (Epoxy Coated)	$ 47.0m	$ 52.0m	$ 40.0m	$24.5m	$26.0m	$25.5m	$22.0m	$28.0m	$26.4m	$28.0m	$20.0m	$23.0m

VLCC second-hand prices rose by 10% YoY to $61m, Aframax prices increased by 11% to $30m, MR prices grew by 15% to $23m while LR1 prices remained unchanged at the $25m levels. Suezmaxes fell marginally by 1% YoY to $40m.

Vessel Earnings

The tanker markets continued to be bearish in 2017 across all sectors. Oversupply of tonnage, especially for the crude sector, where four VLCCs and four Suezmaxes were delivered each month, and higher oil prices that led to higher bunker costs which ate into owners’ earnings led to crude tanker rates revisiting the low levels of 2013, while product tanker rates also remained subdued. VLCC (basis TD3 round voyage) earnings fell 41% YoY to average $24,000/day in 2017 with earnings reaching levels as low as $8,000/day in September. Suezmax (basis TD20 round voyage) earnings declined by 48% YoY to $13,000/day while the Aframax Composite (basis an average of TD7, TD8, TD9, TD19 & TD17 round voyages) fell by 43% YoY to $12,000/day. Freight cost hit record low levels in 2017, reflecting the oversupply of vessels. In the products market, LR2 (basis TC1 round voyage) earnings fell by 31% YoY to $11,000/day, LR1 (basis TC5 round voyage) dropped by 41% YoY to $7,000/day while the MR Composite (basis an average of TC2/14, TC6, TC7, TC10 & TC11/4) declined by 14% YoY to $12,000/day. Freight cost for the LR routes was also at record low levels with TC1 averaging $15.75/tonne and TC5 at $17.71/tonne.

Oil prices and, as a result bunker prices, recovered last year, eating into owners’ earnings. Rotterdam IFO380 averaged at $302/tonne in 2017, $91/tonne higher YoY. Based on the latest EIA forecast Brent is expected to average $62.13/bbl and WTI at $58.17/bbl, maintaining support for firmer bunkers this year. With the oil market currently in backwardation, floating storage has almost evaporated as a vessel employment option, leading to an increase in the tonnage supply as more vessels become available for trading. However, as we come closer to 2020 when the new lower sulphur regulations for bunkers will come into force, high sulphur fuel oil (HSFO) demand is expected to fall significantly, leading to an increase in demand for storage.

VLCC Time Charter Equivalent Spot Market Earnings

VLCC

Despite a strong start to the year, VLCC earnings started falling after February 2017 to average the year at approximately $23,000/day (basis TD3 MEG/Japan round voyage). The heavy delivery schedule started to take its toll on earnings that, combined with higher bunker prices, hit levels last seen in 2013. VLCC earnings averaged approximately $32,000/day in First Quarter of 2017, marking the lowest First Quarter since 2013. Earnings eased off further as the year progressed with Second Quarter of 2017 averaging at $23,000/day and Third Quarter of 2017 at $14,000/day. The much-anticipated winter market fell short of owners’ expectations as the traditionally stronger Fourth Quarter provided some support to earnings that rose to $24,000/day. Fifty VLCCs coming into the market along with the extension of the production cut deal distorted the demand/supply balance in the VLCC market leading to the lowest $/tonne paid since 2002 as freight cost averaged approximately $8.90/tonne. VLCC earnings had a disappointing start to this year with earnings well below OPEX levels at currently approximately $5,000/day (basis TD3C MEG/China round voyage). With OPEC extending its production cuts through the end of the year and fleet growth remaining resilient, we are unlikely to see any significant recovery in rates in the near-term. However, expectations on higher scrapping, increased U.S. production, rising Chinese import requirements amid higher crude import quotas granted by the government this year might help the market recover by the end of this year or the beginning of 2019.

Suezmax Time Charter Equivalent Spot Market Earnings

Suezmax

Suezmax earnings in 2017 were similar to VLCCs, with TD6 (Black Sea/Med) averaging 47% lower YoY at approximately $13,500/day and TD20 (WAF/UKC) 46% lower YoY at $13,000/day. Following the OPEC/non-OPEC market management deal, higher Dubai prices increased demand for (Brent priced) West African crudes last year, with WAF crude exports to Asia-Pacific rising by 20% YoY to 1.48m bpd. Nigerian production returned last year, with output rising by 220k bpd YoY to 1.61m bpd in December, while Angolan output fell by 50k bpd YoY to 1.59m bpd as part of the OPEC cut deal. However, Suezmaxes in West Africa did not manage to benefit from the increased eastbound volumes as the majority ended up in VLCCs that increased their WAF market share to 49% from 42% in 2016. With 13 vessels coming into the market in the First Quarter of 2017, earnings averaged at $19,000/day for TD6 and $18,000/day for TD20. Despite the return of Forcados in May, earnings edged further down in the Second Quarter to $12,500/day to sink at $7,750/day (TD6) and $8,750/day (TD20) in the Third Quarter. Pipeline leakages in July affected loadings of Bonny Light, however production remained unaffected with August output at 1.66m bpd, the highest level since March 2016. Earnings recovered somewhat in the Fourth Quarter of 2017, driven by the seasonally stronger winter market and an ease in deliveries, with TD6 averaging $14,250/day and TD20 $13,500/day. In terms of $/tonne, both routes hit the lowest levels on record, with TD6 averaging $5.66/tonne and TD20 $9.12/tonne. 2018 to date, TD6 averaged $4,000/day and T20 $5,750/day. Despite some recovery in rates during March, fundamentals remain bearish.

Aframax Time Charter Equivalent Spot Market Earnings

Aframax

The Aframax Composite earnings (basis an average of TD7, TD8, TD9, TD11, TD14 and TD17) were subdued in 2017 with average composite earnings 42% lower YoY at $12,000/day. The Aframax market was affected by the weakness in the VLCC and Suezmax markets as well as the clean LR2 market that remained subdued throughout the year, which led to 24 LR2s dirtying up in 2017. The Aframax composite fell by 43% YoY in the First Quarter of 2017 to average $16,000/day with TD17 (Baltic/UKC) only providing some support with average First Quarter of 2017 earnings at $23,750/day. The Aframax Composite dropped further in the Second Quarter of 2017 to $11,250/day with TD14 (SE Asia/EC Australia) the only Aframax route earning over $10,000/day in June. Following the weakness in the larger crude tanker sectors in the Third Quarter of 2017, the Aframax Composite edged lower to $7,500/day with the Med market (TD19) earning approximately $2,000/day in August. Driven by a stronger October, the Aframax Composite rose slightly in the Fourth Quarter of 2017 to $11,750/day, however December’s weakness in most of the routes weighed down the sector. The return of Libya to the market has not translated into higher earnings so far due to its unsustainability while Aframaxes have been increasingly feeling the pressure from Suezmaxes in certain regions, such as the Black Sea. The Aframax Composite remains subdued so far this year, with the majority of the routes trading below $10,000/day. On the other hand, the clean LR2 market has started the year on a positive note with TC1 currently trading at $16,500/day.

MR Time Charter Equivalent Spot Market Earnings

MR

The MR Composite (basis an average of TC6, TC7, TC10, TC11/4 and TC2/14) posted losses of approximately $2,000/day YoY to average $12,000/day, however earnings were at their historical averages since 2009. MRs in the Far East had a better second half of 2017 ($13,750/day) compared to the first half of 2017 ($11,500/day) and managed to outperform the Atlantic markets on average. In January 2017, the Chinese government decided to keep product export quotas equal to the actual volumes exported in 2016 (38.2m tonnes). Most refineries reached their quota by the end of the Third Quarter of 2017/beginning of the Fourth Quarter of 2017, which caused a 15% YoY fall in product exports over the September to October period. However, in November, Beijing issued 5m tonnes of additional quotas in a fifth round, pushing the total quotas for the year to 43m tonnes, 12.6% higher than 2016. The additional quotas along with strong margins in the region led to higher refinery runs and consequently higher product exports. In addition, China’s ban on the use of >10ppm diesel aided stockdrawing and pushed up exports of higher sulphur grades. The West of Suez MR market (basis TC2/14) performed better in the first half of 2017 ($13,000/day) compared to the second half of 2017 ($9,750/day). Hurricane Harvey shutdown 2.4m bpd of refining capacity, in addition to which port infrastructure and pipelines remained offline in the USG for a prolong period of time between August and September, pushing TC2 to record high levels of $24,000/day amid increased demand for gasoline and gasoil in the U.S. However rates eased off quickly due to oversupply of tonnage in the region followed the spike in the UKC/USG trade. Following refinery shutdowns in the USG, U.S. distillates exports to Europe fell to 136k bpd in September with TC14 generating negative TCEs between September and October. The long-awaited products market recovery appears to be underway, with stocks in most major consuming regions at or below their 5-year averages and the fleet set to slow this year (2.8%). Following stronger earnings in late 2017, the MR Composite started the year on a positive note. Since then the market has come off slightly, however it remains at relatively healthy levels of approximately $13,000/day.

Risk Factors

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil carriers and product tankers may adversely affect our future revenues and earnings.

The volatility in charter rates, and in turn our revenue and earnings, is due to the historically cyclical nature of the tanker industry. The typical cycle is partly created by material changes in the number of tankers available in the market resulting primarily from new deliveries to the market less vessels demolished or converted due to technical obsolescence and the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by material changes to the supply of and demand for oil due primarily to corrections in the price of oil and to geopolitical factors. As of April 20, 2018, about half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2018 and June 2028. Tanker charter rates declined significantly in 2016 and further declined in 2017, which had an adverse effect on our revenues, profitability and cash flows. If rates continue to be low in the charter market for any significant period in 2018, it will have a further adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. While the global economy may be improving, it remains subject to downside risk. There can be no assurance that global economic weakness or a recession will not return and that tight credit markets will not continue or become more severe.

In addition, the process of the UK to exit the European Union, as well as continued turmoil and hostilities in the Middle East or potential hostilities elsewhere in the world, could contribute to volatility in the global financial markets. These circumstances, along with the re-pricing of credit risk and the reduced participation of certain financial institutions from financing of the shipping industry, will likely continue to affect the availability, cost and terms of vessel financing. If financing is not available to us when it is needed, or is available only on unfavorable terms, our business may be adversely affected, with corresponding effects on our profitability, cash flows and ability to pay dividends.

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

The implementation by the U.S. or other governments of protectionist trade measures, including tariffs or other trade restrictions, could also adversely affect the world oil and petroleum markets.

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

Despite turbulence in the world economy in recent years, worldwide demand for oil and oil products continues to rise. In the event that this trend falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices remain at uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline and possibly remain at low levels for a prolonged period of time.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 10% of the existing world tanker fleet at February 1, 2018, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2018. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in, or prolonged period of, already weak charter rates could have a material adverse effect on our revenues and profitability.

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

The increasing number of terrorist attacks throughout the world, longer-lasting wars, international incidents or international hostilities, such as in the Ukraine, Afghanistan, Iraq, Syria, Libya, Yemen and the Korean peninsula, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan, Syria and Russia may also impact the availability of crude oil which would increase the availability of tankers, thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and results of operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes.

Our charterers may direct one of our vessels to call on ports located in countries that are subject to restrictions imposed by the U.S. government, the UN or the EU, which could negatively affect the trading price of our common shares.

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

However, there is significant uncertainty regarding the future of the JCPOA. The U.S. has the ability to reimpose sanctions against Iran if, in the future, Iran does not comply with its obligations under the nuclear agreement. In January 2018, President Trump executed necessary waivers with respect to the JCPOA required by the Iran Nuclear Agreement Review Act in order to continue the United States’ nuclear sanctions relief to Iran provided by the JCPOA, but in a statement he indicated that he will not again waive sanctions unless the JCPOA is amended.

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

As a result of the lifting of the U.S. secondary sanctions (and relevant EU sanctions) relating to Iran, it is possible that one of our charterers may attempt to direct one of our vessels to carry cargoes to or from Iran, without our approval. If the charterer succeeded in avoiding our controls to prevent such action, this could have various effects on us, such as affecting our reputation and our relationships with our investors and financing sources, affecting the cost of our insurance with respect to such voyages, and potentially increase our exposure to foreign currency fluctuations. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

The U.S. also maintains embargoes on Cuba, North Korea and Syria. We can anticipate that some of our charterers may request our vessels to call on ports located in these countries. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation.

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

Our business and the operation of our subsidiaries’ vessels are subject to extensive international, national and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. To comply with these requirements and regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulfur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2019, for newly constructed vessels after September 8, 2017 to have a BWTS installed by delivery and for all vessels to be certified in accordance with the BWM convention by September 8, 2024, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage.

These and future environmental regulations, which may become stricter, may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations.

International, national and local laws imposing liability for oil spills are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading S.A. (“Tsakos Shipping”), Tsakos Columbia Shipmanagement Ltd. (“TCM”) or Tsakos Energy Management Limited (“Tsakos Energy Management”), companies that provide technical and commercial management services for our subsidiaries’ vessels and us, or others in the management or operation of our subsidiaries’ vessels. Although we currently maintain, and plan to continue to maintain, for each of our subsidiaries’ vessels’ pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels. The appraised value of a ship fluctuates depending on a variety of factors including the age of the ship, its hull configuration, prevailing charter market conditions, supply and demand balance for ships and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to late 2013, and despite the young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of our vessels. Vessel values recovered from the end of 2013, but again declined during 2016 and 2017 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values may remain at current levels for a prolonged period, further decline or rise. Low values may result in our inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in case of non-compliance or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission and none of our lenders under our credit facilities has requested such prepayment or additional cash collateral where non-compliance has occurred.

Charters at attractive rates may not be available when our current time charters expire.

During 2017, we derived approximately 63% of our revenues from time charters, as compared to 52% in 2016. As our current period charters on fourteen of the vessels owned by our subsidiary companies expire in the remainder of 2018, it may not be possible to re-charter these vessels on a period basis at attractive rates if the current softness in the tanker charter market continues. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all of our revenues from the payment of charter hire by our charterers. 46 of our 64 vessels are currently employed under time charters including time charters with profit share. We could lose a charterer or the benefits of a time charter if:

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

The spot market for crude oil and petroleum product tankers is highly competitive. Beginning in 2016, we modified our chartering strategy to place more of our subsidiaries’ vessels on time-charter. As of April 20, 2018, 18 of the vessels owned by our subsidiary companies were employed under spot charters. If we were to increase participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel). See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct newbuildings. We have engaged Tsakos Energy Management to perform all of our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary

Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping and TCM.

We derive significant benefits from our relationship with Tsakos Energy Management and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if any of Tsakos Energy Management, Tsakos Shipping or TCM becomes unable or unwilling to continue providing services for our benefit at the level of quality they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management, Tsakos Shipping or TCM, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to the Company in the long term.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2017 would have resulted in a payment of approximately $160.7 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

The global economic downturn that commenced in 2008 resulted in a decrease in vessel values. Since then valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and going into 2018. In addition, although our subsidiaries currently own a modern fleet, with an average age of 7.5 years as of April 20, 2018, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss, such as we did in the fourth quarter of 2017 with respect to two of our older tankers.

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

Contracts for any newbuildings we may order present certain economic and other risks.

As of April 20, 2018, the delivery of the last newbuilding we had on order was made in October 2017. However, our subsidiaries may order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

Delays in the delivery of any newbuilding or secondhand vessels our subsidiaries may agree to acquire, could delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. The delivery of newbuilding vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built, including any escalation of tensions involving North Korea; weather interference or catastrophic events, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand or a dispute with the shipyard building the vessel.

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

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including the current year. In the event that the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production,

liquefaction, storage, re-gasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

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

Hire rates for LNG carriers may fluctuate substantially and declined significantly in 2016 and 2017. If rates remain low when we are seeking a new charter, our revenues and cash flows may decline.

The significant fall in oil prices that began in the second half of 2014 has contributed to substantial declines in the price of LNG, which coupled with delays in the completion of liquefaction and regasification facilities around the world and a high order book, particularly with vessels ordered on speculation, has led to declines in average rates for new spot and shorter-term LNG charters. Rates have started to recover more recently and are expected to improve in the future. However, if LNG charter market conditions fail to improve over the next eighteen months, we may have difficulty in securing new charters at attractive rates and durations for our two LNG carriers when their current charters expire.

We depend upon Hyundai Ocean Services to manage our subsidiaries’ LNG carriers.

Tsakos Energy Management has subcontracted all technical management of our LNG operations to Hyundai Ocean Services Co., Ltd (“HOS”) for a fee. Neither Tsakos Energy Management nor TCM has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees to conduct LNG operations in the future. As such, we are currently dependent on the reliability and effectiveness of third-party managers for whom we cannot guarantee that their employees, both onshore and at-sea are sufficient in number or capability for their assigned role. We also cannot assure you that we will be able to continue to receive such services from HOS on a long-term basis on acceptable terms or at all.

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

Oil prices have declined substantially in beginning in the second half of 2014, which has resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields.

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

As of April 20, 2018, 46 of our subsidiaries’ vessels were employed under time charters and time charters with profit share. The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ ships, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves.

Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and financial results, as well as our cash flows available for distribution to our shareholders

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2017, our debt to capital ratio was 53.9% (debt / debt plus equity), with $1.8 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2017, all of our cash flow derived from operations was dedicated to debt service, excluding any debt prepayment upon the sale of vessels, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

In addition, our financing arrangements, which we secured by mortgages on our ships, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase or redeem common shares; and

•	pay cash dividends.

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures. As a result, restrictions contained in our financing arrangements and those of our subsidiaries on the payment of dividends may restrict our ability to fund our various activities.

We are exposed to volatility in LIBOR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

Over the past fourteen years we have selectively entered into derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors monitors the status of our derivatives in order to assess whether such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on LIBOR, which has been stable and at historically low levels in recent years, but was volatile in prior years and has started to increase again this year, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective and we may incur substantial loss.

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

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. We have received from the Minister of Finance under The Exempted

Undertaking Tax Protection Act 1966, as amended of Bermuda, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 23, 2035. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. As a result of the continuing economic crisis in Greece, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees. In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

If we or our subsidiaries are not entitled to exemption under Section 883 of the United States Internal Revenue Code of 1986, as amended, for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our gross U.S.-source shipping revenue, without allowance for deductions, under Section 887 of the Internal Revenue Code. The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flows available for distribution to our shareholders.

See “Item 10. Additional Information—Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2018 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2018 or for any future year. Please see “Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2017, Euro expenses accounted for approximately 32% of our total operating expenses, including dry-dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 2, 2018, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 34.7% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

During 2017, we paid dividends on our common shares totaling $0.20 per common share, or $17.1 million. On March 12, 2018, the Company announced a common share dividend of $0.05 per common share to be paid on May 10, 2018 to holders of record as of May 3, 2018. In addition, during 2017 we paid dividends on our preferred shares totaling $22.8 million. In 2018 we have paid $6.6 million, between January 1 and April 20. A further $2.1 million has been declared for payment on April 30, 2018. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions in the Companies Act of 1981 of Bermuda, as amended, or the Companies Act, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a limit on dividends exceeding 50% of our net income for any particular year, plus certain additional amounts permitted to the extent 50% of our aggregate net income in prior years exceeded dividends paid during such years, as well as other relevant factors. Net losses that we incurred in certain of our historical periods as well as dividends that we historically paid reduce the amount of the accumulated consolidated net income from which we are permitted to pay dividends under our loan agreements while net income in other periods increases the amount. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series B, Series C, Series D and Series E Preferred Shares. We may have insufficient cash to pay dividends on or redeem our Series B, Series C, Series D and Series E Preferred Shares, or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

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

One of the factors that influences the price of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares is the dividend yield on these preferred shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates and have recently been increasing, may lead to lower prices for our shares when valued using their dividend yields. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividends. Accordingly, higher interest rates could cause the market prices of our preferred shares to decrease.

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

We are a Bermuda company. Our Memorandum of Association and Bye-laws and the Companies Act govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of a number of states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from three non-executive directors, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in, 1996, was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 96 vessels and has sold 35 vessels (of which five had been chartered back and three of these eventually repurchased at the end of their charters; all three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 20, 2018 we operated a fleet of 59 modern crude oil and petroleum product tankers (including two vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers and three suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 64 vessels. The resulting fleet (assuming no further chartered-in vessels and no sales or acquisitions) comprises 64 vessels representing approximately 6.9 million dwt.

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

Tsakos Energy Management subcontracts the technical and operational management of our fleet to TCM. TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004 and the aframax tankers Maria Princess and Sapporo Princess which are technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 294 vessels and crewing services for an additional 52 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

As of April 20, 2018, our operational fleet consisted of the following 64 vessels:

Number of Vessels	Vessel Type

2	VLCC

13	Suezmax

17	Aframax

3	Aframax LR2

11	Panamax LR1

6	Handymax MR2

7	Handysize MR1

2	LNG carrier

3	Shuttle DP2

Total 64

Twenty-five of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals approximately 6.9 million dwt, all of which is double-hulled. As of April 20, 2018, the average age of the tankers in our current operating fleet was 7.5 years, compared with the industry average of 10.4 years.

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

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, handymax tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil transportation needs. We had also committed a sizable part of our newbuilding and acquisition program, in the past, to ice-class vessels, which are vessels that can access ice-bound ports depending on certain thickness of ice. We have 25 ice-class vessels. Additionally, we entered the LNG market with the delivery of our first LNG carrier in 2007 and accepted delivery of an additional LNG carrier with the latest design in 2016. We also entered the shuttle tanker market with our first DP2 suezmax Rio 2016 which was delivered in March 2013 and our second DP2 suezmax Brasil 2014 which was delivered in April 2013, each of which commenced with a 15-year time charter with Petrobras after delivery. A third DP2 suezmax shuttle tanker, Lisboa was delivered on May 4, 2017 for charter to a European state-owned oil major.

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

•

High-Quality, sophisticated clientele. For 47 years, Tsakos entities have maintained relationships with and achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Statoil, BP, ExxonMobil, Flopec, Hyundai Merchant Marine, Petrobras, Chevron, Shell and Vitol are among the regular customers of Tsakos Energy Navigation.

•	Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate two LNG carriers and three DP2 suezmax shuttle tankers, in these high-end markets.

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

As of April 20, 2018, our fleet consisted of the following 64 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Hercules(3)	2017	300,000	2017	time charter	July 2018		Crude
2. Ulysses	2016	300,000	2016	CoA	—		Crude

SUEZMAX
1. Eurovision	2013	158,000	2014	time charter	September 2020		Crude
2. Euro	2012	158,000	2014	time charter	June 2018		Crude
3. Decathlon	2012	162,710	2016	time charter	November 2018		Crude
4. Spyros K(4)	2011	157,648	2011	time charter	May 2022		Crude
5. Dimitris P(4)	2011	157,740	2011	time charter	August 2023		Crude
6. Pentathlon	2009	158,475	2015	spot	—		Crude
7. Arctic(3)	2007	163,216	2007	time charter	September 2018	ice-class 1A	Crude
8. Antarctic(3)	2007	163,216	2007	time charter	April 2020	ice-class 1A	Crude
9. Archangel(3)	2006	163,216	2006	time charter	May 2020	ice-class 1A	Crude
10. Alaska(3)	2006	163,250	2006	time charter	September 2020	ice-class 1A	Crude
11. Eurochampion 2004(3)(11)(12)	2005	164,608	2005	time charter	January 2020	ice-class 1C	Crude
12.Euronike(3)(12)	2005	164,565	2005	time charter	April 2020	ice-class 1C	Crude
13. Silia T	2002	164,286	2002	spot	—		Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	March 2025		Crude/Products
2. Rio 2016	2013	155,709	2013	time charter	May 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	June 2028		Crude/Products

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes

AFRAMAX
1.Bergen TS	2017	112,108	2017	time charter	October 2022	ice-class 1B	Crude
2.Stavanger TS	2017	113,004	2017	time charter	July 2022	ice-class 1B	Crude
3.Oslo TS	2017	112,949	2017	time charter	May 2022	ice-class 1B	Crude
4. Marathon TS	2017	113,651	2017	time charter	February 2022(7)	ice-class 1B	Crude
5. Sola TS	2017	112,700	2017	time charter	April 2022		Crude
6. Elias Tsakos	2016	113,737	2016	time charter	June 2023(8)		Crude
7. Thomas Zafiras	2016	113,691	2016	time charter	August 2023(8)		Crude
8. Leontios H	2016	113,611	2016	time charter	October 2023(8)		Crude
9. Parthenon TS	2016	113,554	2016	time charter	November 2021(7)		Crude
10. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
11. Uraga Princess	2010	105,344	2010	spot	—	DNA	Crude
12. Ise Princess	2009	105,361	2009	CoA	—	DNA	Crude
13. Asahi Princess	2009	105,372	2009	time charter	November 2018	DNA	Crude
14. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
15. Nippon Princess	2008	105,392	2008	CoA	—	DNA	Crude
16. Izumo Princess	2007	105,374	2007	spot	—	DNA	Crude
17. Sakura Princess	2007	105,365	2007	CoA	—	DNA	Crude
18. Proteas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
19. Promitheas	2006	117,055	2006	time charter	May 2018	ice-class 1A	Crude/Products
20. Propontis	2006	117,055	2006	time charter	May 2018	ice-class 1A	Crude

PANAMAX
1. Sunray(3)	2016	74,039	2016	time charter	February 2021(9)		Crude/Products
2. Sunrise(3)	2016	74,043	2016	time charter	March 2021(9)		Crude/Products
3. World Harmony(4)	2009	74,200	2010	time charter	March 2021 (5)		Crude/Products
4. Chantal(4)	2009	74,329	2010	time charter	May 2021(5)		Crude/Products
5. Selini(3)	2009	74,296	2010	time charter	September 2018		Crude/Products
6. Salamina(3)	2009	74,251	2010	time charter	April 2018		Crude/Products
7. Selecao	2008	74,296	2008	time charter	June 2021		Crude/Products
8. Socrates	2008	74,327	2008	time charter	June 2021		Crude/Products
9. Andes(4)	2003	68,439	2003	time charter	September 2019		Crude/Products
10. Maya(4)(6)	2003	68,439	2003	time charter	January 2019		Crude/Products
11. Inca(4)(6)	2003	68,439	2003	time charter	March 2019		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	spot	—	ice-class 1A	Products
2. Afrodite(3)	2005	53,082	2006	time charter	July 2018	ice-class 1A	Products
3. Ariadne(3)	2005	53,021	2006	time charter	June 2018	ice-class 1A	Products
4. Aris	2005	53,107	2006	time charter	May 2020	ice-class 1A	Products
5. Apollon	2005	53,149	2006	time charter	April 2019	ice-class 1A	Products
6. Ajax(3)	2005	53,095	2006	time charter	September 2018	ice-class 1A	Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion	2007	37,275	2007	spot	—	ice-class 1B	Products
4. Bosporos	2007	37,275	2007	spot	—	ice-class 1B	Products
5. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
6. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A	Products
7. Didimon	2005	37,432	2005	time charter	December 2019		Products

LNG
1. Maria Energy	2016	93,301	2016	time charter	March 2019	Membrane (161,870 cbm)	LNG
2. Neo Energy	2007	85,602	2007	time charter	November 2018(10)	Membrane (150,000 cbm)	LNG
Total Vessels	64	6,937,158

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”).
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.

(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	Charterers have the option to terminate the charter party after at least 12 months with three months’ notice.
(6)	49% of the holding company of these vessels is held by a third party.
(7)	The charterer of each of these vessels has options to extend the term of the charter for up to seven additional years.
(8)	The charterer of each of these vessels has the option to extend the term of the charter for up to five additional years.
(9)	The charterer of each of these vessels has the option to extend the term of the charter for up to two additional years.
(10)	This charter for the use of the vessel as a floating storage unit can be extended for an additional six months by the charterer at a higher rate.
(11)	The charterer has the option to extend the term of this charter for up to an additional 6 months.
(12)	This vessel is chartered-in on a bare-boat basis until 2022 by a subsidiary company

During 2017, the Company took delivery of five aframax tankers (Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS) from Daewoo Shipbuilding in Romania. In addition, one DP2 suezmax shuttle tanker (Lisboa) was delivered from Sungdong in South Korea and one VLCC tanker (Hercules I) from Hyundai Samho in South Korea. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping worked closely with the shipyards in the design of the newbuildings and TCM provided supervisory personnel present during the construction.

Fleet Deployment

We aim to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates, as we take proactive steps to meet any potential impact of the expanding world fleet on freight rates. As at April 20, 2018, the percentage of the fleet that is in employed at fixed rates (including time charters with a profit share component) was approximately 72%. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2017, 2016 and 2015 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2017	2016	2015
Time Charter—fixed rate	41%	37%	35%
Time Charter—variable rate	29%	21%	19%
Period Employment at variable rates	5%	5%	5%
Spot Voyage	25%	37%	41%
Total Net Earnings Days	22,095	18,570	17,594

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are either in a pool or operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has 18 tankers currently operating on spot voyages.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. Eight vessels were sub-contracted to third-party ship managers during 2017.

The following chart illustrates the management of our fleet as of April 20, 2018:

Technical management of the LNG carriers Neo Energy and Maria Energy, the VLCCs Hercules I, Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, is subtracted to unaffiliated third-party ship managers.

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our and our subsidiaries’ operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our Board of Directors and subject to the approval of our Board of Directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our vessels. There is a prorated adjustment if at each year end the Euro has appreciated by 10% or more against the Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. In 2017 and 2016, the monthly fees for operating conventional vessels were $27,500 and $20,400 for vessels chartered out on a bare-boat basis and $35,000 for the DP2 shuttle tankers. In 2017 and 2016, the monthly fees for LNG carriers amounted to $36,350 and $35,833, respectively. From the above fees, in 2017 a third-party manager was paid $26,350 for the LNG carriers, $14,219 for each of the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, and the VLCCs Ulysses and Hercules. In 2016, a third-party manager was paid $25,833 for the LNG carriers, $13,940 for each of the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses and $14,219 for the aframax Sapporo Princess. Management fees for the VLCC Millennium were $27,500 per month of which $13,940 were payable until December 31, 2016 and since January 1, 2017 $14,219, were payable to a third party manager, other than from November 5, 2015, until September 8, 2017, during which time the vessel was employed on a bareboat charter. The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of integrated, self-contained tanker companies. We paid Tsakos Energy Management aggregate management fees of $19.5 million in 2017, $16.9 million in 2016 and $16.0 million in 2015. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. An additional amount of $1.5 million was charged in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2017 and 2016, there was no such commission. In 2015, a brokerage commission of approximately 0.5% was charged on the sale price of the vessels. The total amount paid for these chartering and acquisition brokerage commissions was $6.5 million in 2017, $6.0 million in 2016 and $7.6 million in 2015. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. No such fee was paid in 2016 or 2015.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning and crewing of the vessels in the fleet. We benefit from the economies of scale of having our vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our vessels to third parties. The executive and commercial management of our vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 81 operating vessels under management (including 57 of our subsidiaries’ vessels) at March 26, 2018, totaling approximately 7.6 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 179 employees engaged in ship management and approximately 3,600 seafaring employees, of whom approximately 1,900 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists mainly of tankers, but also includes feeder container vessels, dry bulk carriers and other vessels owned by affiliates and unaffiliated third parties.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2017.

Customer	Year Ended December 31, 2017
Shell	13.8%
Statoil	10.9%
Petrobras	9.7%
Flopec	9.5%
Eiger	7.1%
Chevron	5.1%
Koch	4.7%
BP Shipping	4.8%
Glovis	3.4%
HMM	3.2%
Litasco	2.9%
Sinopec	2.2%
Repsol	2.0%
Vitol	1.9%
CNOOC	1.3%
Socar	1.3%
CSSA	0.9%
ST Shipping	0.9%
ENI	0.9%
Trafigura	0.9%

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

Since January 1, 2011 a new chapter 8 of Annex I on the prevention of pollution during transfer of oil cargo between oil tankers at sea has applied to oil tankers of 150 gross tons and above. This requires any oil tanker involved in oil cargo ship-to-ship (STS) operations to (1) carry a plan, approved by its flag state administration, prescribing the conduct of STS operations and (2) comply with notification requirements. Also with effect from that date, Annex I has been amended to clarify the long standing requirements for on board management of oil residue (sludge) and with effect from August 1, 2011, the use or carriage of certain heavy oils has been banned in the Antarctic area. On January 1, 2016 Annex I of MARPOL was revised to include a mandatory requirement for oil tankers to be fitted with a stability instrument. Since March 1, 2016 Annex I has been revised to clarify that certain heavy oils cannot be used in the Antarctic area as ballast, in addition to the prohibition on carriage in bulk and use as fuel. Further, amendments to Regulation 12 of Annex I (concerning tanks for oil residues) came into effect on January 1, 2017, expanding the requirements for discharge connections and piping to ensure that oil residues are properly disposed of. Vessels constructed before January 1, 2017 must comply with such regulation not later than the first renewal survey carried out on or after January 1, 2017.

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

Amendments to Annex VI to address greenhouse gas emissions from shipping came into force on January 1, 2013. New vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile ( the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). All our vessels have SEEMPs. However, the EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier is placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements.

We have obtained International Air Pollution Prevention certificates for all of our vessels. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding record requirements for operational compliance with NOX Tier III emission control areas and a further amendment to the NOX Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of annex VI adds a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. This information must be submitted to the flag state which in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations are amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.50% m/m (mass by mass) as opposed to the current global limit of 3.50% m/m. The new sulfur limit will enter into effect from January 1, 2020. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business.

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information will be mandatory from April 9, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations.

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

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers. In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. On January 1, 2013 new MARPOL Annex V Regulations came into force with regard to the disposal of garbage from ships at sea. These regulations prohibit the disposal of garbage at sea other than certain defined permitted discharges or when outside one of the MARPOL Annex V special areas. The regulations do not only impact the disposal of “traditional garbage” but also the disposal of harmful hold washing water and “cargo residues”. Products considered suitable for discharge are those not defined as harmful by the criteria set out in MARPOL Annex III and which do not contain carcinogenic, mutagenic or reprotoxic components. We have a protocol in place to ensure that (i) garbage is disposed of in accordance with the Annex V Regulations and that the vessels in our fleet maintain records showing that any cleaning agent or additive used was not harmful to the marine environment and (ii) the supplier provides a signed and dated statement to this effect, either as part of a Material Safety data Sheet “MSDS” or as a stand-alone document. Annex V establishes certain areas as “special areas” in which, for reasons relating to their oceanographical and ecological condition and/or their sea traffic, the adoption of special mandatory methods for the prevention of sea pollution is required. Under MARPOL, these special areas are provided with a higher level of protection than other areas of the sea. These areas are: (i) Mediterranean Sea; (ii) Baltic Sea; (iii) Black Sea; (iv) Red Sea; (v) Gulfs area; (vi) North Sea; (vii) Antarctic sea; and (viii) Wider Caribbean region including the Gulf of Mexico and the Caribbean Sea. Our protocol addresses these special areas and we do not consider them likely to adversely affect our ability to operate our vessels.

In October 2016, the IMO adopted amendments to Annex V which place responsibility on shippers to determine whether or not their cargo is hazardous to the marine environment and introduce a new two-part garbage record book which splits cargo residues from garbage other than cargo residues. These amendments entered into force on March 1, 2018. We have policies and procedures in place to ensure compliance with these amendments to Annex V.

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

The International Convention for the Safety of Life at Sea (“SOLAS”) was amended in November 2012 to incorporate mandatory maximum noise level limits for machinery spaces, control rooms, accommodation and other spaces on board vessels. The amendments came into force on July 1, 2014 and require ships of 1,600 gross tons or more, for which the building contract was placed on or after July 1, 2014 or were constructed on or after January 1, 2015 or will be delivered on or after July 1, 2018 to be constructed to reduce on-board noise and to protect personnel from noise on board ships. All of our vessels comply with existing guidelines.

SOLAS Regulations II-2/4.5 and II-2/11.6 have been amended to clarify the provisions relating to the secondary means of venting cargo tanks in order to ensure adequate safety against over and under pressurisation. SOLAS Regulation II-2/20 relating to the performance of ventilation systems was also amended. These changes apply to all tankers constructed on or after January 1, 2017. All of our new buildings meet the new requirements.

The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”) and its associated Code was amended in June 2010 (the “Manila Amendments”) with such amendments entering into force on January 1, 2012, with a five-year transitional period until January 1, 2017. From January 1, 2017 all of our crew STCW certificates are issued, renewed and revalidated in accordance with the provisions of the Manila Amendments.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the United States Coast Guard (the “Coast Guard”) evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPA 90 requires an owner or operator of a fleet of tankers only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

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

Environmental Regulation

U.S. Clean Water Act: The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Under U.S. Environmental Protection Agency (“EPA”) regulations, vessels must obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. territorial or inland waters. This permit, the 2008 Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporated the current Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and included requirements applicable to 26 specific wastewater streams, such as deck runoff, bilge water and gray water. Effective December 19, 2013, the VGP was renewed and revised. The 2013 VGP is similar to the 2009 VGP but now includes ballast water numeric discharge limits and best management practices for certain discharges. The ballast water management requirements will be phased in, depending on the ballast water capacity, age and next dry-docking date of a vessel. The 2013 VGP was challenged by the Canadian Shipowners Association in the U.S. Second Circuit Court of Appeals. The U.S. Second Circuit Court of Appeals ruled on October 5, 2015 that the EPA acted arbitrarily and capriciously with respect to certain of the ballast water provisions in the 2013 VGP. The Court remanded the issue to the EPA to either justify its approach in the 2013 VGP or redraft the ballast water sections of the VGP consistent with the Court’s ruling. In the meantime, the 2013 VGP will remain in effect. On June 11, 2012 the Coast Guard and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements and the Coast Guard routinely include the VGP as part of its normal Port State Control inspections. Each VGP is planned to have a 5 year life cycle and the third VGP is expected to come into effect in December 2018. We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the obligations will have a material impact on our operations.

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

The MEPC in May 2013 voted to postpone the implementation of MARPOL Annex VI Tier III standards until 2021. However, as the MEPC subsequently agreed that Tier III standards shall apply to marine diesel engines that are installed on a ship constructed on or after January 1, 2016 which operate in the North America ECA or the U.S. Caribbean Sea ECA, Tier III standards do now apply. In July 2017, the IMO adopted additional amendments to MARPOL Annex VI to introduce the Baltic Sea and the North Sea as ECAs. Both ECAs will be enforced for ships constructed on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines, or install an “additional” engine.

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

The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on December 30, 2013 and anticipates the international ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009. By December 31, 2020, vessels flying the flag of EU Member States will be expected to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation is extended to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities.

Other Environmental Initiatives: Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The United States is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002 and the Supplementary Fund Protocol entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.6 million plus approximately $919 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $131 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on April 19, 2018. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the Coast Guard adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the Coast Guard. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 –5,000m3, their first scheduled drydock after January 1, 2014. The Coast Guard must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (CGMIX) web page.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. Under the BWM Convention, all ships in international traffic are required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships of 400 gross tonnes and above also have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and to be surveyed and issued with an International Ballast Water Management Certificate. All ships constructed after entry into force of the BWM Convention will have to be compliant on delivery. Existing ships are required to be compliant by their first International Oil Pollution Prevention (IOPP) renewal survey on or after September 8, 2017. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries. Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water.

Our vessels will comply with the BWM Convention in accordance with its terms, though the cost of compliance may result in us incurring costs to install approved ballast water treatment systems on our vessels.

In November 2014 the IMO adopted the International Code for Ships Operating in Polar Waters (the “Polar Code”) and related amendments to SOLAS to make it mandatory. The Polar Code comprises of detailed requirements relating to safety, design, construction, operations, training and the prevention of environmental pollution. The Polar Code applies to all shipping and maritime operations, apart from fishing boats, ships under 500 tons and fixed structures. The Polar Code entered into force on January 1, 2017 and applies to new ships constructed after that date. Ships constructed before January 1, 2017 are required to meet the relevant requirements of the Polar Code by their first intermediate or renewal survey, whichever occurs first, after January 1, 2018. Amendments have also been made to MARPOL, with entry into force dates aligned with the SOLAS amendments. The STCW Convention was also amended in November 2016 to include minimum training requirements for vessels operating in polar waters. These amendments will come into force in July 2018. The Polar Code brings with it numerous requirements and necessities for all ships trading in the polar regions and therefore a great deal of investment will be needed to operate in this region. It is our intention to comply with the Polar Code as implemented through MARPOL and SOLAS and with the applicable training requirements of the STCW Convention.

MARPOL Annex I regulation 43 concerning special requirements for the use or carriage of oils in the Antarctic area to prohibit ships from carrying heavy grade oil on board as ballast, came into force on March 1, 2016. Our vessels comply with it.

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

The Hong Kong Air Pollution Control (Marine Light Diesel) Regulations, which entered into force on April 1, 2014, provide that the sulfur content of marine light diesel supplied to vessels in Hong Kong must contain 0.05% sulfur content or less. The Air Pollution Control (Ocean Going Vessels) (Fuel At Berth) Regulation was tabled by Hong Kong’s Legislative Council on March 18, 2015 and came in to force on July 1, 2015. The Regulation prohibits ocean going vessels from using any fuel other than compliant fuel while at berth in Hong Kong, except during the first hour after arrival and the last hour before departure. Shipmasters and ship owners are required to record the date and time of fuel switching and keep relevant records for three years.

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal. The COP 21 agreement is expected to come into force in 2020. The governments agreed to the goal of keeping the increase in global average temperature to below 2°C and to aim, if possible, to limit the increase to 1.5°C. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The COP 21 came into force on November 4, 2016, and as at April 19, 2018, 175 of the 197 countries who were party to the COP 21 have ratified it. The shipping industry was not included in emissions controls; however, with growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, it is now uncertain whether the agreement will in fact exclude the shipping industry.

Trading Restrictions: The Company is aware of the restrictions applicable to it on trading with Cuba, Iran, North Korea, Sudan and Syria and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future. Its vessels are not chartered to any Cuban, Iranian, Sudanese or Syrian companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation. Between January 1, 2016 and April 20, 2018, the Company’s vessels made 4,695 port calls around the world, none of which were to those countries.

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

TCM, our technical manager, has obtained a Document of Compliance (DOC) for its offices and Safety Management Certificates (SMC) for our vessels, as required by the ISM Code. In addition, TCM has established, implemented and maintains a documented Health, Safety, Quality, Environmental and Energy (HSQEE) management system which complies and is certified in accordance with ISO 9001 (Quality Management), ISO 14001 (Environmental protection management), OHSAS 18001 (Occupational health& safety management) and ISO 50001 (Energy management) standards. The TCM’s management system is based on the principle of continual improvement towards ensuring HSQEE excellence. The main overall objectives are to ensure flawless operations with zero accidents and zero pollution and this is carried out by instilling and maintaining a strong safety and compliance culture, operating well-maintained ships, maintaining effective risk management, reducing our environmental impact and increasing the energy efficiency of our operations.

Risk of loss and insurance

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses, including:

•	collision;

•	adverse weather conditions;

•	fire and explosion;

•	mechanical failures;

•	negligence;

•	war;

•	terrorism; and

•	piracy.

In addition, the transportation of crude oil is subject to the risk of crude oil spills and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. Tsakos Shipping arranges insurance coverage to protect against most risks involved in the conduct of our business and we maintain environmental damage and pollution insurance coverage. Tsakos Shipping arranges insurance covering the loss of revenue resulting from vessel off-hire time as a result of physical damage. We believe that our current insurance coverage is adequate to protect against most of the risks involved in the conduct of our business. The terrorist attacks in the United States and various locations abroad and international hostilities have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes. See “Item 5. Operating and Financial Review and Prospects” for a description of how our insurance rates have been affected by previous events. We have hull and machinery insurance, increased value (actual or constructive total loss) insurance and loss of hire insurance with Argosy Insurance Company. Each of our ship owning subsidiaries is a named insured under our insurance policies with Argosy. Argosy provides the same full coverage as provided through London and Norwegian markets and reinsures most of its exposure, subject to customary deductibles, with various reinsurers in the London and international reinsurance markets. These reinsurers have a minimum credit rating of ‘A-’. We were charged by Argosy aggregate annual premiums of $10.2 million in 2017. By placing our insurance through Argosy, we believe that we achieve cost savings over the premiums we would otherwise pay to third party insurers.

Our subsidiaries are indemnified for legal liabilities incurred while operating our vessels by protection and indemnity insurance that we maintain through their membership in a P&I club. This protection and indemnity insurance covers legal liabilities and other related expenses of injury or death of crew members and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, including wreck removal. The object of P&I clubs is to provide mutual insurance against liability to third parties incurred by P&I club members in connection with the operation of their vessels “entered into” the P&I club in accordance with and subject to the rules of the P&I club and the individual member’s terms of participation. A member’s individual P&I club premium is typically based on the aggregate gross tonnage of the member’s vessels entered into the P&I club according to the risks of insuring the vessels as determined by the P&I club. P&I club claims are paid from the aggregate premiums paid by all members, although members remain subject to “calls” for additional funds if the aggregate insurance claims made exceed aggregate member premiums collected. Each P&I club enters into reinsurance arrangements with other members of the International Group of P&I Clubs in order to provide the requisite amount of liability and pollution cover and as a method of preventing large losses in any year from being assessed directly against members of the P&I club.

World events have an impact on insurance costs and can result in increases in premium; however, other significant drivers of premium levels are market over capacity, inadequate deductibles, inefficient claims control by the insurers and scope of cover being too wide. Insurance premiums, having been in decline for several years with market losses having no apparent impact on renewal costs, are now under greater scrutiny from capital providers, resulting in subtle indicators of potential firming of rates in the coming 12 to 24 months. The insurance markets maintain their list of World Wide War Risks Exclusions, as defined by the Joint War Committee in the London insurance market, and insurers are at liberty to charge increases in premium in order to provide cover for Excluded Areas which include the Indian Ocean, Gulf of Guinea, Libya and Saudi Arabia, amongst others. These additional insurance costs represent a relatively small portion of our total insurance premiums and are, in any case, largely paid by the Charterers. Protection & Indemnity (P&I) insurance costs are less affected by world events than H&M and more likely to be driven by maritime losses and whether there is a fall in the value of individual Club’s Free Reserves. The Company’s P&I renewals as of February 20, 2018 saw a reduction in costs of 5.41% partly due to reduced costs of the International Group’s reinsurance programme and partly due to the Company’s own record. At March 31, 2018, the International Group of P&I Clubs continued to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 31, 2018. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include Euronav, Teekay Shipping Corporation, Frontline, International Seaways, Inc., and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of March 31, 2018, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Company Overview

As of April 20, 2018, the fleet consisted of 64 double-hull vessels, with an average age of 7.5 years, comprising 59 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. The current operational fleet consists of two VLCCs, sixteen suezmaxes (including three suezmax DP2 shuttle tankers), seventeen aframaxes, three aframax LRs, eleven panamaxes, six handymaxes, seven handysize product carriers and two LNG carriers. All vessels are owned by our subsidiaries, other than two suezmax tankers chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2017

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

By the end of the first quarter of 2016, realization began to set in that the year 2016 was likely to disappoint tanker owners, as high product and crude stockpiles and lower demand for those commodities were not going to generate the kind of market seen in the previous year. Prospects for 2017 worsened as OPEC leaders began to discuss production cuts to bolster oil prices. As it happened, 2017 turned out to be even worse than feared as uncommon compliance in maintaining reduced production and export quotas remained throughout the year, while supply disruptions and refinery shut-downs for maintenance exacerbated the situation. Overcapacity in the global fleet, also significantly contributed to pushing rates to low levels not seen for several years.

Towards the latter part of 2017, however, there was increasing optimism that world economic growth projected for 2018 was likely to exceed 3.5%. Much of this growth was expected from Asia, especially from China, including Japan, but excluding India. Increased growth was expected for Europe, apart from the United Kingdom. However, considerable weakness remained in many parts of the world, where there was little sign of material recovery nor indication of any significant beneficial uplift in inflation. Nevertheless, compared to the poor growth witnessed in prior years, there were many signs that the economic climate globally was gradually becoming more favorable for encouraging positive economic reforms, creating an environment in which greater competitiveness and efficient management of risk could take place, leading, in turn, to increased consumer confidence and expectation of improved standards of living in most societies free from hostilities and strife.

The recovery of oil prices, which started in the latter part of 2016, rapidly took further momentum from the second half of 2017 because of the production cuts, although the cuts did result in significant drawdowns on stock, bringing some reduction in inventory levels down towards a five-year average. Oil prices increased to over $60 per barrel, and for much of 2017 stayed at these levels without creating any significant demand destruction, but clearly having an impact on bunker prices which negatively affected vessel owners and charterers, depending on type of charter. In the meantime, U.S. production has increased due to increasing prices, and U.S. exports are beginning to have some impact on trade routes, although not yet to any significant level. A degree of uncertainty also remains while OPEC cuts are still in place and while future OPEC strategy beyond 2018 is unclear. Nevertheless, the market share of U.S. exports is expected to grow in 2018. Much of these exports are directed to relatively new destinations such as India and China, contributing, in the wake of OPEC production cuts in the Middle East, to the expansion of a new U.S. to Asia crude trade route.

Crude oil prices continued to move upwards in early 2018 reaching levels at over $70, not seen for over three years, confirming that the producer cuts have achieved their purpose, but also that there exists healthy demand, and that the current prices, although likely to stifle growth in poorer oil importing countries, are not likely to lead to any significant global demand destruction. However, oil prices may receive further boosts in 2018 if sanctions on Iran are re-imposed or if oil supply is restricted in those exporting countries most vulnerable to disruption, such as Nigeria, Venezuela, Iraq and Libya. Offsetting this scenario is the expectation that, depending on the outcome of forthcoming OPEC meetings, the agreement to limit production and exports by OPEC and non-OPEC countries may end in the latter half of 2018 leading to the possibility that these countries may rapidly revert to pre-cut production levels. If this happens, and is combined with growing U.S. output, then global inventories, currently below the levels of one year ago, may build up again and prices may begin to fall again.

After a year of reduced production from OPEC countries, by an aggregate of over 200,000 bpd, global oil production is expected to grow in 2018, while current 2018 forecasts for production by non-OPEC countries, including former Soviet Union countries and the U.S., exceed 1.7 million bpd, while the IEA forecast for global oil demand growth for 2018 is1.63 million bpd, mainly based on existing and further expected positive economic data from OECD countries. The IEA recorded an oil demand growth in 2017 of 1.6 million bpd and has recently raised its forecast for oil demand growth in 2018 to 1.5 million, but believes that increases in production, especially from the U.S., may exceed this increase in demand may even lead to the US being the leading producer of crude oil by the end of 2018.

Expectations for the remainder of 2018 are somewhat muted after a painful end to 2017 during which global oil supplies were constrained and rates fell to low levels. This continued into 2018, a painful start for the year for tanker owners, especially those fully exposed to spot transactions. Despite this, there are some positive signs for the future, the most obvious and basic sign being that the market is unlikely to worsen much further from where it has been lately, and a period of flatness may settle in, lasting for many more months. Production cuts and overbuilding remain the most serious concerns for the crude market, but reduced ordering and higher scrappage levels, further encouraged by approaching new environmental regulations and by poor rates, restrained ship lending capacity, and cases of Far Eastern shipyards under restructuring, all contribute to restrain newbuilding ordering, which may turn the tide as far as over-capacity is concerned. Continuing production cuts by OPEC and non-OPEC countries should lead to further reduced inventories and an eventual return to a balance in the oil market. The product market is expected to see a quicker recovery, despite still relatively high inventories, as the number of deliveries of smaller product carriers declines during the year. Some modest recovery in rates has already been evident in late 2017 and in the first quarter of 2018, as new Asian refineries come on-line, several for export purposes, although vessel over-capacity still exists. In addition, LNG carrier rates improved towards the end of 2017 and into Q1 of 2018, before falling back, but strong Asian demand and the pending completion of a number of liquefaction projects are likely to generate stronger LNG carrier demand in 2018, which, combined with the lack of significant vessel orders in the recent past, has given rise to the possibility of a shortage of vessel supply within the next two years.

Our fleet achieved voyage revenues of $529.2 million in 2017, an increase of 9.8% from $481.8 million in 2016. The average size of our fleet increased in 2017 to 62.6 vessels from 52.6 vessels in 2016, and fleet utilization was 96.7% during 2017, compared to a 96.5% utilization during 2016. The market remained significantly soft in 2017 due to overcapacity in the global fleet, refinery outages, and high inventories. However, consumer demand remained relatively strong. Our average daily time charter rate per vessel, after deducting voyage expenses, decreased to $18,931 in 2017 from $20,412 in 2016, mainly due to the difficult freight market. Operating expenses increased by 18.6% to $173.9 million in 2017 from $146.6 million in 2016 due to the addition of new vessels.

Depreciation and amortization was $139.0 million in 2017 compared to $113.4 million in 2016 due to the addition of new vessels. General and administrative expenses which include management fees and incentive awards were $26.3 million in 2017 and $25.6 million in 2016, the decrease mainly due to reduced incentive awards in 2017.

In 2017, the review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2017 indicated the need for an $8.9 million impairment charge. There was an operating gain of $63.5 million in 2017 compared to $89.8 million in 2016. Two vessels were sold at the end of 2017, resulting in a loss on sale of vessels of $3.9 million. There was no vessel sale in 2016. Interest and finance costs, net increased by 58.4% in 2017 to $56.8 million, mainly due to new debt related to the new vessel deliveries and to higher interest rates. Net income attributable to the Company was $7.6 million in 2017 compared to $55.8 million in 2016. The effect of preferred dividends in 2017 was $23.8 million compared to $15.9 million in 2016. Net loss per share (basic and diluted) was $0.19 in 2017, including the effect of preferred dividends, based on 84.7 million weighted average shares outstanding (basic and diluted), compared to earnings of $0.47 per share in 2016 based on 84.9 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2017 were:

•	the deliveries of VLCC Hercules I, aframaxes Marathon TS, Sola TS, Oslo TS, Stavanger TS, Bergen TS and the DP2 shuttle tanker Lisboa.

•

an ATM equity offering launched, with proceeds of approximately $0.6 million from the issuance of 24,803 Series D Preferred Shares and $12.1 million from the issuance of 2,727,514 common shares as of April 20, 2018.

•

the arrangement of a new four-year bank loan of $122.5 million for refinancing of aframax tankers Izumo Princess, Asahi Princess, handysize product carrier Aegeas, two panamax tankers World Harmony, Chantal and two suezmax tankers Archangel, Alaska.

•	the refinancing of shuttle tanker Lisboa with a loan of $85 million, of which $73.5 million repaid the previous loan.

•	the completion of a sale and leaseback transaction relating to the suezmaxes Eurochampion 2004 and Euronike.

•	the dry-docking of Andromeda, Decathlon, Izumo Princess, Aegeas, Arctic, Sakura Princess, Byzantion, Silia T, Antarctic, Euro, Bosporos and Rio 2016 for their mandatory special or intermediate survey;

•	the payment to holders of Series B preferred shares of dividends totaling $4.0 million in aggregate;

•	the payment to holders of Series C preferred shares of dividends totaling $4.4 million in aggregate;

•	the payment to holders of Series D preferred shares of dividends totaling $7.5 million in aggregate;

•	the payment to holders of Series E preferred shares of dividends totaling $6.9 million in aggregate; and

•	dividends to holders of common shares totaling $0.20 per share with total cash paid out amounting to $17.1 million.

The Company operated the following types of vessels during and at the end of 2017:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	2.0	3.0	13.0	2.8	17.8	11.0	6.0	7.0	62.6
Number of vessels at end of year	2.0	3.0	13.0	3.0	20.0	11.0	6.0	7.0	65.0
Dwt at end of year (in thousands)	178.9	901.2	2,098.9	468.4	2,213.1	799.1	318.5	260.2	7,238.3
Percentage of total fleet (by dwt at year end)	2.5%	12.5%	29.0%	6.5%	30.5%	11.0%	4.4%	3.6%	100.0%
Average age, in years, at end of year	5.9	7.3	9.6	3.4	5.6	9.1	12.5	11.2	7.7

We believe that the key factors which determined our financial performance in 2017, within the given freight rate environment in which we operated, were:

•

the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of the upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	a high level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to efficiently monitor the construction phase of our newbuilding program, which was completed in October 2017, while maintaining a tight control of costs and expenses;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including addressing loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2018 and into 2019. To these may be added:

•	any recovery of the product and crude oil tanker charter markets during the year;

•	any additional vessel acquisitions or newbuildings;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

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

Fifth are “pools”. During 2015, one of our subsidiaries’ vessel also operated within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2017 and 2016, none of our subsidiaries had vessels operating in a pool.

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

The cooperation with Tsakos Shipping, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships Tsakos Shipping has built with many of the world’s major oil companies and refiners over 47 years of existence and high quality commercial and technical service.

Since July 1, 2010, through our cooperation with TCM, our technical managers, we are able to take advantage of the inherent economies of scale associated with two large fleet operators working together and its commitment to contain running costs without jeopardizing the vessels’ operations. TCM provides top grade officers and crew for our vessels and first-class superintendent engineers and port captains to ensure that the vessels are in prime condition.

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

Depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $300 per lightweight ton since January 1, 2008. Since steel prices were at consistently higher levels during the last few years and were expected to remain at high levels for the following years, from October 1, 2012, scrap values are calculated at $390 per lightweight ton (lwt). Our estimate was based on the average demolition prices prevailing in the market during the last ten years for which historical data were available. From mid-2015, scrap values fell from $390 per lwt to as low as $250 per lwt, but have more recently climbed again to $450 per lwt. Given the historical volatility of scrap prices, management will monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carriers), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews and tests all vessels for impairment at each quarter-end and at any time that specific vessels may be affected by events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels is approximately 7.5 years as of April 20, 2018. The average remaining operational life is, therefore, 17.5 years. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values. However, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2017 average per individual vessel to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If the current economic recovery stalls or if the upward trend in oil prices continues for an extended period, oil demand over an extended period of time could be negatively impacted. This would exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur.

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

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2017 and 2016, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the results would be the following:

	As of December 31, 2017		As of December 31, 2016
	Number of Vessels(*)	Amount (U.S.$ millions)(**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	3	43.2	2	29.4
3-year historical average rate	0	0	0	0
1-year historical average rate	23	349.4	2	29.4

(*)	Number of vessels the carrying value of which would not have been recovered, other than the two vessels for which we recorded an impairment as of December 31, 2017.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Although charter rates markedly increased from late 2014 and through 2015, they began to decline again in early 2016 to relatively low levels and remained at low levels through 2017, which had an adverse effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2017, our review of the carrying amounts of the vessels in connection with the estimated recoverable amount did not indicate an impairment of their carrying values, apart from one VLCC and one suexmax crude carrier. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required indicated that an impairment charge of $4.8 million was required for the suezmax crude carrier Silia T as at December 31, 2017, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. An impairment loss of $4.1 million was also recorded in 2017 for the vessel Millennium as the result of the vessel’s classification as held for sale as of December 31, 2017.

At December 31, 2017, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations was $2.4 billion, compared to a total carrying value of $3.1 billion. While the future undiscounted net operating cash flows expected to be generated by each of the vessels in the fleet was comfortably in excess of its respective carrying value, there were 60 vessels in our fleet whose carrying values exceeded their market values. As determined at December 31, 2017, the aggregate carrying value of these vessels was $2.8 billion, and the aggregate market value of these vessels was $2.1 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy

•	VLCC: Millennium, Ulysses, Hercules I

•	Suezmax: Antarctic, Arctic, Alaska, Archangel, Silia T, Spyros K, Dimitris P, Eurovision, Euro, Pentathlon, Decathlon

•

Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Sakura Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess, Elias Tsakos, Thomas Zafiras, Leontios H, Parthenon TS, Marathon TS, Oslo TS, Sola TS, Stavanger TS, Bergen TS

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

Amortization of deferred charges. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A special survey requires a dry-docking. In between special surveys, a further intermediate survey takes place, for which a dry-docking is obligatory for vessels over fifteen years. Until December 31, 2013, for vessels reaching ten years in age, we estimated that the next dry-docking would be due after two and a half years. However, according to Classification Society regulations, vessels can defer the next dry-docking for five years during their first fifteen years of life, instead of ten years as previously estimated. We calculate that this change in estimate did not have a material effect in the year ended December 31, 2014 and thereafter. During a dry-docking, work is undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. Since December 31, 2010, the Company had not had any vessels under hire from a third-party, until December 2017, when two vessels were sold and chartered back to the Company for five years.

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

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet

Impairment loss. An impairment loss for an asset held for use should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that an impairment charge was required in 2017 for the two oldest vessels in the fleet, Millennium and Silia T. There was no impairment charge in 2016 or 2015.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. As of January 1, 2015, incentive awards and management fees are combined with general and administrative expenses under the category general and administrative expenses. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. Since 2012, there has been no increase in such fees. For 2018, no increase has been agreed by March 31, 2018 and monthly vessel management fees remain the same as in 2017, 2016 and 2015. Accordingly, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carriers will be $36,350 and for the suezmax DP2 shuttle tankers will be $35,000. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2017-18 policy year, we will have received approximately $3.75 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by one of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2017 versus year ended December 31, 2016

Voyage revenues

Voyage revenues earned in 2017 and 2016 per charter category were as follows:

	2017		2016
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	3.8	1%	5.5	1%
Time charter-fixed rate	222.1	42%	166.8	35%
Time charter-variable rate (profit share)	106.7	20%	76.0	16%
Voyage charter-contract of affreightment	38.5	7%	29.8	6%
Voyage charter-spot market	158.1	30%	203.7	42%

Total voyage revenue	529.2	100%	481.8	100%

Revenue from vessels amounted to $529.2 million during the year ended December 31, 2017 compared to $481.8 million during 2016, a 9.8% increase. There was an average of 62.6 vessels operating in 2017 compared to an average of 52.6 vessels in 2016, the increase relates to the acquisition and delivery of ten vessels between October 2016 and October 2017. In January 2017, a subsidiary of the Company took delivery of the VLCC Hercules I and in March 2017 another subsidiary of the Company took delivery of the DP2 suezmax shuttle tanker Lisboa. Between February and October 2017, subsidiaries of the Company took delivery of the remaining five aframax crude carriers built for charter to Statoil, namely Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS. In the fourth quarter of 2016, the Company acquired the aframax crude carriers Leontios H and Parthenon TS and the LNG carrier Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.7% employment in 2017 compared to 96.5% in 2016, the lost time being mainly due to the twelve dry-dockings performed during the year, while in 2016 there were eleven dry-dockings.

Market conditions for tankers continued to remain weak, with rates declining to their lowest level in several years. The decline was mostly due to soft rates encountered in the spot market as a result of increased supply of vessels in the market, production and export cuts by leading suppliers (notably OPEC countries), high crude and product inventories, and a reduction of refinery output.

The average time charter equivalent rate per vessel achieved for the year 2017 was $18,931 per day, down 7.3% from $20,412 per day in 2016. Our aframax tankers, which were trading mostly on spot charters during the year, suffered an average fall of 12% in average time charter equivalent rates from the previous year. Approximately 70% of the fleet was operating on time-charter. The revenue generated from these vessels was enough to cover all the operating expenses, commissions, finance costs and overhead costs of the whole fleet. Our suezmax tankers, which were trading mostly on spot and on time charters with profit sharing arrangements, earned an average time charter equivalent rate 22% lower than in 2016.

Average daily TCE rates earned for the years ended December 31, 2017, and 2016 were:

	Year ended December 31,
	2017	2016
	U.S. $	U.S. $
LNG carrier	23,641	23,810
VLCC	26,490	28,564
Suezmax	19,296	24,818
DP2 shuttle	49,654	49,137
Aframax	18,818	21,425
Panamax	15,932	15,269
Handymax	14,223	15,029
Handysize	10,909	11,885

TCE is calculated by taking voyage revenue less voyage expenses divided by the number of operating days Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our

TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2017	2016
Voyage revenues	$529,182	$481,790
Less: Voyage expenses	(113,403)	(106,403)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	2,500	3,660

Time charter equivalent revenues	$418,279	$379,047

Divided by: net earnings (operating) days	22,095	18,570
Average TCE per vessel per day	$18,931	$20,412

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2017	2016		2017	2016
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	56.2	47.3	18.8%	8,483	6,098	39.1%
Port and other expenses	37.2	40.1	(7.3)%	5,606	5,165	8.5%
Commissions	20.0	19.0	5.3%	3,018	2,447	23.3%

Total voyage expenses	113.4	106.4	6.6%	17,107	13,710	24.8%

Days on spot and Contract of Affreightment (COA) employment				6,629	7,761	(14.6)%

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions are borne by the Company for all types of charter. Voyage expenses were $113.4 million during 2017 compared to $106.4 million in 2016, a 6.6% increase. The total operating days on spot charters and contracts of affreightment totaled 6,629 days in 2017, and in 2016 at 7,761 days, a 14.6% reduction.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically make the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and subsequently voyage expenses. Both crude oil and global bunker prices recovered during 2017 from the multi-year lows of 2016 with the price of Brent increasing on average 21.3% between the two years and the price of our bunkers increasing by 35.8% in the same period. This resulted in a 35.8% increase in the average delivered price paid by the Company for the bunkers procured globally during 2017, and an 18.8% increase in the annual bunkering expenses of the fleet. Also, during 2017, there was a decrease of 7.3% in the amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred, due to reduced employment of vessels on spot and COA. On a per relevant vessel basis the average daily voyage expense increased by 24.8% due mainly to the increase in price of oil.

Commissions in 2017 totaled $20.0 million compared to $19.0 million in 2016, a 5.3% increase. Commissions were 3.8% of revenue from vessels in 2017 and 3.9% in 2016. The increase in total commission charges relates mainly to the increase in revenue and lower commissions payable on those new vessels which had pre-arranged charter terms.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2017	2016		2017	2016
	U.S.$ million	U.S.$ million	% increase/ (decrease)	U.S.$	U.S.$	% increase/ (decrease)
Crew expenses	105.5	85.5	23.4%	4,663	4,528	3.0%
Insurances	16.4	14.5	13.2%	727	769	(5.5)%
Repairs and maintenance, and spares	22.2	20.1	10.6%	982	1,063	(7.6)%
Stores	10.2	8.5	20.3%	451	449	0.5%
Lubricants	7.1	6.2	14.3%	313	328	(4.5)%
Other (quality and safety, taxes, registration fees, communications)	11.4	11.1	2.7%	502	591	(14.9)%
Foreign currency losses	1.1	0.7	68.7%	50	35	40.9%

Total operating expenses	173.9	146.6	18.6%	7,688	7,763	(1)%

Earnings capacity days excluding vessel on bare-boat charter				22,600	18,878

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. Total operating costs were $173.9 million in 2017, compared to $146.6 million during 2016, an increase of 18.6%, almost entirely due to the operating expenses of the new vessels acquired during the year in all cost categories, including the addition of a VLCC and DP2 suezmax shuttle tanker for most of the year, both of which incur higher operating expenses than smaller conventional tankers.

Average operating expenses per ship per day for the fleet decreased to $7,688 for 2017 from $7,763 in 2016, despite the fact that the U.S. dollar weakened by approximately 9% over the course of 2017, which impacted crew costs, as most of the vessel officers are paid in Euro. Average daily crew costs per vessel also increased due to foreign crew income tax, borne by the Company. The weaker U.S. dollar also negatively affected the cost of stores, spares and services purchased in Europe. These increases were offset by reduced average daily vessel expenditure on repairs, insurances, repairs and spares as a result of cost-effective ship management by the technical managers.

Depreciation and Amortization

Depreciation and amortization charges totaled $139.0 million in 2017 compared to $113.4 million in 2016, a 22.6% increase.

Depreciation amounted to $131.9 million in 2017 compared to $107.1 million during 2016, an increase of $24.8 million, or 23.1%. The increase is due to the addition of seven vessels to the fleet in 2017 without any vessel disposals until the end of the year.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2017, amortization of deferred dry-docking costs was $7.1 million for 12 dry-dockings compared to $6.3 million for 11 vessels in dry-dock in 2016. The dry-dockings in 2017 included one relating to the DP2 shuttle tanker Rio 2016, which required higher costs than conventional tankers.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21 million during 2017, compared to $17.7 million in 2016, an 18.9% increase due to the addition of seven vessels as mentioned above.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2017. During 2017, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses, Hercules I, Millennium, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $36,350, of which $10,000 is payable to the management company and $26,350 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $27,500 per month, of which $14,219 is payable to a third- party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2017 totaled $4.2 million compared to $4.9 million in 2016, a 12.6% decrease mainly due to reduced legal fees, a decrease in promotional activity, and a reduction in overall directors’ fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards, (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,152 in 2017 compared to $1,331 in 2016, a 13.4% decrease being mainly due to a reduced management incentive award as described below.

In June 2017, the Board of Directors decided to reward the management company with an award of $0.6 million based on various performance criteria and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. A separate award of $0.6 million was granted in 2017 to Tsakos Energy Management in relation to services provided towards a public offering in 2017, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements. In 2016, the award based on various criteria, amounted to $2.6 million determined, paid and accounted for within 2016. In 2015, a specific award relating to the performance in 2014 amounting to $1.1 million was accounted for. An award of $0.4 million was also granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

In addition, in 2017, it was decided by the Board of Directors that a stock compensation award of 110,000 restricted stock units should be awarded to non-executive directors to vest immediately, the cost of which is based on the share price of the stock on the date that the directors were notified. The total cost was $0.5 million, which is included in General and administrative expenses. A similar award, amounting to 87,500 restricted stock units was made in 2016, with a cost of $0.5 million. There was no similar award during 2015.

Loss on sale of vessels

Two vessels, the suezmaxes Eurochampion 2004 and Euronike (both built 2005), were sold in the fourth quarter of 2017 to the same third party as part of sale and leaseback arrangements. The combined sales price was $65.2 million. Net proceeds after a seller’s credit of $13.0 million and costs amounted to $51.6 million. After a prepayment of related loans totaling $36.0 million, there was $15.6 million of cash available to the Company.

There was a combined loss on the sale of the vessels totaling $3.9 million. The two vessels have been chartered back to the Company on a five-year bare-boat charter at the end of which the seller’s credit will be returned to the Company or earlier if the vessels are sold within five years. There were no vessel sales during 2016. In July 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2017, vessel values failed to increase from those of 2016. As a result, 60 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.7 years as of December 31, 2017 and in all these cases, except for one suezmax crude carrier, the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2017. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required indicated that an impairment charge of $4.8 million was required for the suezmax crude carrier Silia T as at December 31, 2017, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. An impairment loss of $4.1 million was also recorded in 2017 for the vessel Millennium as the result of the vessel’s classification as held for sale as of December 31, 2017. There was no indication that an impairment charge was required for the vessels in the fleet at December 31, 2016 and 2015.

Operating income

For 2017, income from vessel operations was $63.5 million compared to $89.8 million in 2016, a decrease of 29.3%.

Interest and finance costs, net

	2017	2016
	U.S.$ million	U.S.$ million
Loan interest expense	59.8	37.8
Interest rate swap cash settlements—hedging	2.5	3.6
Less: Interest capitalized	(0.4)	(4.0)

Interest expense, net	61.9	37.4
Interest rate swap cash receipts—hedging	(3.7)	—
Interest rate swap cash settlements—non-hedging	—	1.1
Bunkers non-hedging instruments cash settlements	(2.3)	0.1
Change in fair value of non-hedging bunker instruments	(3.4)	(3.6)
Change in fair value of non-hedging interest rate swaps	—	(1.0)
Amortization of loan expenses	4.2	1.8
Bank loan charges	0.1	0.1

Net total	56.8	35.9

Interest and finance costs, net, were $56.8 million for 2017 compared to $35.9 million for 2016, a 58.4% increase. Loan interest, excluding payment of swap interest, increased to $59.8 million from $37.8 million, a 58.2% increase partly due to the increase in outstanding principal amount of loans by over 16.8% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, was $1.2 million positive in 2017 compared to $4.7 million negative in 2016. The decrease is mainly attributed to early termination of four interest rate swaps in early 2017, which resulted in cash receipts of $3.7 million.

The average loan financing cost in 2017, including the impact of all interest rate swap cash settlements, was 3.4% compared to 2.7% for 2016. Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $0.4 million in 2017, compared to $4.0 million in 2016, the decrease being due to completion of the fifteen vessel newbuilding program in 2017.

In 2016, the Company held one interest rate swap that did not meet hedge accounting criteria. The specific swap expired on April 10, 2016. There was no non-hedging interest rate swap as of December 31, 2017.

During 2017, the Company entered into two call option agreements and paid a premium of $0.2 million and earned $1.2 million for those options and earned $1.3 million from nine bunker swap agreements which were entered into during the year. During 2016, the Company entered two bunker call options and paid a premium of $0.3 million and earned $0.2 million.

The changes in fair value of these bunker call options during 2017 and 2016, amounting to $1.2 million (negative) and $1.1 million (positive), respectively, have been included in Change in fair value of non-hedging bunker instruments in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair value during 2017 and 2016 amounting to $0.8 million (positive) and $2.5 million (positive) of these financial instruments have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2017, the Company entered into nine bunker swap agreements. The changes in fair value of those swaps amounted to $3.8 million (positive).

Amortization of loan expenses was $4.2 million in 2017 compared to $1.8 million in 2016 due to the new financing obtained for the new building program. Other bank charges amounted to $0.1 million in both 2017 and 2016.

Interest income

Interest income in 2017 amounted to $1.1 million compared to $0.6 million in 2016. The increase is due to higher interest rates in 2017 compared to 2016 and to larger amounts of cash held in the earlier part of 2017, following the raising of $115.0 million in a preferred stock offering.

Non-controlling interest

Net income attributable to the non-controlling interest (49%) in the subsidiary, which owns the companies owning the vessels Maya and Inca amounted to $1.6 million in 2017 and $0.7 million in 2016. The increase is due to the more favorable time-charters entered into by the vessels during the course of 2017.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2017 was $7.6 million, or a loss of $0.19 per share basic and diluted, after taking into account the cumulative dividend of $23.8 million on our preferred shares, versus net income of $55.8 million, or $0.47 per share basic and diluted, after taking into account the cumulative dividend of $15.9 million on our preferred shares for 2016.

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

Revenue from vessels amounted to $481.8 million during the year ended December 31, 2016 compared to $587.7 million during 2015, an 18.0% decrease. There was an average of 52.6 vessels operating in 2016 compared to an average of 49.2 vessels in 2015, the increase relating to the acquisition and delivery of nine vessels. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. The newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company in August 2016 and September 2016, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. Based on the total days that the vessels were actually employed as a percentage of the days that we owned the vessels, the fleet enjoyed 96.5% employment compared to 97.9% in the previous year, the lost time being mainly due to the eleven dry-dockings performed during the year, while in 2015 there were nine dry-dockings.

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

Voyage expenses include port charges, agents’ fees, canal dues and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter or operating in a pool, in which case they are borne by the charterer or by the pool operators. Commissions are borne by the Company for all types of charter. Voyage expenses were $106.4 million during

2016 compared to $131.8 million in 2015, a 19.3% decrease. The total operating days on spot charters and contracts of affreightment totaled 7,761 days in 2016, almost the same as in 2015 at 7,781 days.

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

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. Total operating costs were $146.6 million in 2016, compared to $142.1 million during 2015, an increase of 3.1%, primarily due to the new vessels acquired during the year, and more specifically due to increases in crew costs offset by reduced expenditure on insurances, repairs and spares, and supplies as a result of cost-effective ship management by the technical managers. There was no significant impact from foreign exchange differences, the US$ and Euro remaining relatively stable in the year.

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

Depreciation amounted to $107.1 million in 2016 compared to $99.6 million during 2015, an increase of $7.5 million, or 7.6%. The increase is due to the addition of nine vessels to the fleet in 2016 without any vessel disposals. In February 2016, the Company acquired the second-hand suezmax tanker Decathlon and in May 2016 took delivery of the VLCC Ulysses. Between June and November 2016, the Company took delivery of the first four aframax crude carriers built for charter to Statoil, namely Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS. In August and September 2016, the newbuild LR1 product carriers, Sunray and Sunrise were delivered to the Company, respectively, for charter to Shell. In November 2016, the Company took delivery of the newbuild LNG carrier, Maria Energy. In 2015, depreciation was reduced by the impact of the sale of the suezmax Triathlon and handysize product carrier Delphi in July 2015.

We amortize the cost of dry-dockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2016, amortization of deferred dry-docking costs was $6.3 million, marginally less than in 2015. In 2016, eleven vessels undertook dry-docking compared to nine vessels in 2015. However, in 2015, there was an exceptional write-off of $0.9 million deferred charges relating to the product carrier Delphi when accounted for as held for sale at June 30, 2015.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $17.7 million during 2016, compared to $16.6 million in 2015, a 6.3% increase due to the addition of nine vessels as mentioned above. In 2015, total management fees were reduced by the sale of two vessels in mid-2015.

The Company pays to Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there is a prorated adjustment if at the beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. There was no increase in management fees payable to the management company in 2016 and 2015. During 2016, all the vessels in the fleet have been managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCC Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which have been managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for Neo Energy and Maria Energy are $35,833, of which $10,000 are payable to the management company and $25,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCC Ulysses are $27,500 per month, of which $13,940 are payable to a third-party manager, and $14,219 for the aframax vessel Sapporo Princess. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

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

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, the management incentive award, any special awards described below and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs were $1,331 in 2016 compared to $1,212 in 2015, a 9.8% increase being mainly due to the 2016 management incentive award of $2.6 million and stock compensation award of $0.5 million described below (total awards in 2015 amounted to $1.1 million).

In May 2016, the Board of Directors decided to reward the management company with an award of $2.6 million based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2015, a specific award relating to the performance of 2014 amounting to $1.1 million was accounted for. There was no incentive award based on 2015 profitability accounted for within 2015. An award of $0.4 million was granted to Tsakos Energy Management in relation to services provided towards public offerings during 2015, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

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

Gain on sale of vessels

There were no vessel sales during 2016. In July 2015, the suezmax tanker Triathlon and product carrier Delphi were sold for combined net proceeds of $42.8 million, resulting in a combined net gain of $2.1 million and freeing cash totaling $19.6 million after the prepayment of related loans.

Vessel impairment charge

During 2016, vessel values declined. As a result, 54 of our vessels had carrying values in excess of market values. Apart from one VLCC, the remainder of our fleet is for the most part young, with an average age of 7.9 years as of December 31, 2016, and in all these cases the vessels are expected to generate considerably more cash during their remaining expected lives than their carrying values as at December 31, 2016. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet at December 31, 2016 and 2015.

Operating income

For 2016, income from vessel operations was $89.8 million compared to $188.1 million in 2015, a decrease of 52.2%.

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

Interest and finance costs, net, were $35.9 million for 2016 compared to $30.0 million for 2015, a 19.5% increase. Loan interest, excluding payment of swap interest, increased to $37.8 million from $29.2 million, a 29.4% increase, partly due to the increase in outstanding principal amount of loans by over 10.4% as a result of the financing of the newbuildings.

Cash settlements on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, decreased to $4.7 million from $5.0 million, as two swaps expired in 2016 and two others became effective during the period.

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

During 2015, the Company entered into seventeen bunker call option agreements at different strike levels, covering the fourth quarter of 2015 and the 2016 and 2017 years. The premium paid for all the call options was $1.4 million. Five call options were expired as of December 31, 2015. During 2016, the Company entered into two bunker call options and paid a premium of $0.3 million. During 2016, nine call options expired. The fair market value of the remaining five options at December 31, 2016 amounted to $1.3 million.

The changes in fair value of these bunker call options during 2016 and 2015 amounting to $1.1 million (positive) and $0.2 million (positive), respectively, have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2015, the Company had three bunker put options, which expired as of December 31, 2015 and the change in fair value of $2.4 million (negative) has been included in “Change in fair value of non-hedging bunker instruments” in the table above.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The changes in fair values amounting to $2.5 million (positive) of these financial instruments have been included in “Change in fair value of non-hedging bunker instruments” in the table above. During 2015, the Company had seven bunker swaps which expired as of December 31, 2015 and the change in fair value of $9.2 million (positive) has been included in “Change in fair value of non-hedging bunker instruments” in the table above.

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

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel acquisitions, which in total equaled $305.9 million in 2017, $587.7 million in 2016 and $225.9 million in 2015, will again require us to expend cash in 2018, although we do not have any contracted newbuildings or vessel acquisitions as of the date of this report. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date have related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2018, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Working capital (non-restricted net current assets) amounted to a negative $50.5 million at December 31, 2017 compared to a negative $48.0 million at December 31, 2016. Of our $1.8 billion of debt as of December 31, 2017, $229.0 million is scheduled to be repaid in 2018.

Current assets decreased to $304.4 million at December 31, 2017 from $358.3 million at December 31, 2016, mainly due to the disposal in 2017 of two vessels accounted for as held for sale as at the end of 2016. Non-restricted cash balances were $189.8 million as of December 31, 2017 compared to $187.8 million as of December 31, 2016. Accounts receivable decreased to $27.4 million from $38.3 million at the end of 2016. Current liabilities decreased to $338.9 million at December 31, 2017, from $393.3 million at December 31, 2016. Payables decreased by $5.6 million.

Net cash provided by operating activities was $170.8 million in 2017 and $170.4 million in 2016. Expenditures for dry-dockings are deducted from cash generated by operating activities. Total expenditures during 2017 on dry-dockings amounted to $12.5 million compared to $11.6 million in 2016. In 2017, dry-docking was performed on the aframaxes Izumo Princess and Sakura Princess, on the suezmaxes Silia T, Decathlon, Antarctic, Arctic and Euro, on the handysize product carriers Andromeda, Aegeas, Byzantion and Bosporos, and on the DP2 suezmax shuttle tanker Rio 2016, twelve vessels in total. Expenditure was higher in 2017 due to the higher number of vessels that undertook dry-docking.

Net cash used in investing activities in 2017 amounted to $241.8 million. $293.4 million was paid for the acquisition of the VLCC Hercules I, the DP2 suezmax tanker Lisboa, and the aframax tankers Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS. $51.6 million was received as proceeds on the sale of the two suezmaxes Eurochampion 2004 and Euronike. In 2016, we paid $464.8 million for the acquisition of the suezmax tanker Decathlon, the aframax tankers Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS, the panamaxes Sunray and Sunrise, the VLCC Ulysses and the LNG carrier Maria Energy. A further amount of $109.6 million was paid as yard advances for vessels under construction and $1.7 million for additions and improvements on our existing fleet.

At December 31, 2017, we had no vessels under construction. An amount of $1.65 million paid for a previous shuttle tanker project and subsequently cancelled will be used against the contract price of any other vessel the Company may order from the yard in the future. In December 2017, the suezmax tankers Eurochampion 2004 and Euronike were sold to a third party for net proceeds of $65.2 million, of which $13.0 million will be paid at the end of five years, subject to certain conditions. The vessels are chartered back for a period of five years. The sale generated a net loss of $3.9 million and released cash of $15.6 million after the prepayment of related loans. In 2016 there were no vessel sales.

Net cash provided by financing activities in 2017 amounted to $72.9 million compared to $303.8 million in 2016. Proceeds from new bank loans in 2017 amounted to $397.1 million compared to $777.5 million in 2016. Repayments of debt amounted to $400.1 million in 2017, which included $110.9 million balloon repayments on the maturity of certain loans, $76.6 million prepayments on certain pre-delivery financing and $36.0 million on repayment due to sale of vessels Eurochampion 2004 and Euronike.

In 2017, dividends of $0.05 per common share were paid in April, July, November and December 2017. Total dividend payments to common shareholders in 2017 amounted to $17.1 million, compared to $24.5 million in 2016. On March 12, 2018, a dividend of $0.05 per common share, payable on May 10, 2018 to shareholders of record as of May 3, 2018 was declared. The dividend policy of the Company is to pay a dividend on a quarterly basis. However, the payment and the amount are subject to the discretion of our board of directors and depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, May 1, July 31 and October 30, 2017, totaling in aggregate $4.0 million, and on January 30, 2018, totaling $1.0 million.

Dividends of $0.5547 per share for the 8.875% Series C Preferred shares was paid each on January 30, May 1, July 31 and October 30, 2017, totaling in aggregate $4.4 million and on January 30, 2018, totaling $1.1 million.

Dividends of $0.5469 per share for the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, were paid on February 28, May 30, August 28, and November 28, 2017, totaling in aggregate $7.5 million, and on February 28, 2018, totaling $1.9 million.

Dividends for the 9.25% Series E Cumulative Redeemable Perpetual Preferred Shares of $0.34045 per share, were paid on May 30, 2017 and of $0.5781 per share were paid on August 28 and November 28, 2017, totaling in aggregate $6.9 million, and on February 28, 2018, totaling $2.6 million.

Preferred share dividends on the Series B and C Preferred Shares will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. As of December 31, 2017, the Company was in full compliance with all the covenants contained within the terms of its Series B and C Preferred Shares.

In 2016, the Company repurchased 3,705,286 common shares in the open market, as treasury stock for a total amount of $20.7 million under its $40 million buy-back program. The buy-back program has been suspended.

In February 2017, the Company started a $40.0 million at-the-market program to sell common and preferred shares from time to time. As at April 2, 2018, net proceeds of $11.7 million has been raised, with the sale of 2,577,368 common shares.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 7.5 years at April 4, 2018. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel purchase price paid upon delivery. In the case of newbuildings, pre -delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on vessel newbuildings with bank debt. Generally we raise 70% of the vessel purchase price with bank debt for a period of between two and twelve years (while the expected life of a tanker is 25 years and an LNG carrier is 40 years). For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions.

Summary of Loan Movements Throughout 2017 (in millions of U.S. dollars):

Loan	Origination Date	Original Amount	Balance at January 1, 2017	New Loans	Prepaid	Repaid	Balance at December 31, 2017
Credit facility[1]	2004	179,384	70,135	—	30,391	8,150	31,594
Credit facility	2005	220,000	30,920	—	29,100	1,820	—
Credit facility	2006	371,010	171,010	—	—	20,000	151,010
Credit facility	2007	120,000	72,500	—	—	5,000	67,500
10-year term loan	2007	88,350	44,190	—	—	5,520	38,670
10-year term loan	2009	38,600	20,110	—	—	2,234	17,876
8-year term loan	2009	40,000	21,352	—	18,688	2,664	—
12-year term loan	2009	40,000	23,750	—	—	2,500	21,250
10-year term loan	2010	39,000	22,100	—	—	2,600	19,500
7-year term loan	2010	70,000	42,160	—	37,520	4,640	—
10-year term loan	2010	43,924	24,617	—	—	3,218	21,399
9-year term loan	2010	42,100	26,500	—	—	2,600	23,900
10-year term loan	2011	48,000	30,400	—	—	3,200	27,200
9-year term loan	2011	48,650	32,434	—	—	3,243	29,191
8-year term loan	2011	73,600	73,600	—	—	6,133	67,467
8-year term loan	2012	73,600	73,600	—	—	6,942	66,658
7-year term loan	2013	18,000	13,575	—	—	1,620	11,955
7-year term loan	2014	42,000	36,400	—	—	2,800	33,600
6-year term loan	2014	193,239	167,826	24,212	—	10,841	181,197
6-year term loan	2014	39,000	33,800	—	—	2,600	31,200
7-year term loan	2014	40,400	16,598	23,802	—	1,341	39,059
6-year term loan	2014	78,744	32,114	46,630	—	1,150	77,594
6-year term loan	2014	39,954	16,598	23,356	—	—	39,954
5-year term loan	2015	35,190	35,190	—	—	1,955	33,235
7-year term loan	2015	35,190	35,190	—	—	2,199	32,991
7-year term loan	2015	39,900	36,273	—	—	3,627	32,646
5-year term loan	2015	82,775	77,602	—	—	10,347	67,255
6-year term loan	2015	46,217	41,595	—	—	4,622	36,973
8-year term loan	2015	73,500	39,200	34,300	71,200	2,300	—
7-year term loan	2015	44,800	43,200	—	—	3,200	40,000
12-year term loan	2016	309,824	251,199	42,630	625	19,269	273,935
2&5-year term loan	2016	60,000	60,000	—	35,994	11,200	12,806
5-year term loan	2016	33,104	32,180	—	—	5,092	27,088
4-year term loan	2016	18,125	18,125	—	—	3,625	14,500
7 1/2-year term loan	2017	85,000	—	85,000	—	—	85,000
4-year term loan	2017	122,500	—	117,162	—	8,283	108,879

Total			1,766,043	397,092	223,518	176,535	1,763,082

[1]	This credit facility includes a fixed interest rate portion amounting to $8,617 thousand as at December 31, 2017.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

As a result of such financing activities, long-term debt decreased in 2017 by a net amount of $2.5 million compared to a net increase of $365.9 million in 2016. The debt to capital (equity plus debt) ratio was 53.9% at December 31, 2017, or net of cash, 50.9%, and 49.7% at December 31, 2016 or, net of cash, 43.6%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2017 was 66.3%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. All the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in two cases 125%, in three other cases 110% and in five cases the ratio is based on a formula which takes into account vessels on time charters) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2017, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-two loan agreements totaling $1.76 billion, apart from the value-to-loan requirement in four of its loan agreements, due to a fall in vessel values arising from world fleet overcapacity, soft tanker markets and restricted capital available to potential vessel buyers. One of these loans has been refinanced on February 15, 2018 and met the requirements on that date. Two more are expected to comply before the end of 2018, after scheduled repayments, and one loan will mature in early 2019. An amount of $0.9 million has been reclassified from long-term debt to current liabilities as at December 31, 2017, in relation to these loans. At December 31, 2017 we were compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2018 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements. Interest is usually payable at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 25% of the outstanding debt as of March 31, 2018. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2017 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2018)	1-3 years (2019-2020)	3-5 years (2021-2022)	More than 5 years (after January 1, 2023)
Long-term debt obligations (excluding interest)	1,763.1	228.1	514.6	559.4	461.0
Vessel operating lease	53.8	10.8	21.7	21.3	0.0
Interest on long-term debt obligations (including interest rate swap payments)(1)	254.9	62.5	105.5	55.8	31.1
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2017)	187.4	19.8	39.6	39.6	88.4

Total	2,259.2	321.2	681.4	676.1	580.5

(1)	The amounts shown above for interest obligations include contractual fixed interest obligations and interest obligations for floating rate debt as at December 31, 2017 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2018, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	66	Chairman of the Board	2010
Nikolas P. Tsakos	54	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	68	Vice Chairman of the Board	1993
George V. Saroglou	53	Vice President, Chief Operating Officer, Director	2001
Paul Durham	67	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	71	Chief Marine Officer	—
Nicholas F. Tommasino	60	Director	2017
Aristides A.N. Patrinos	70	Director	2006
Efthimios E. Mitropoulos	78	Director	2012
Maria Vassalou	52	Director	2016

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

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is also a director of ColdHarbour Marine, a company manufacturing equipment for the marine industry and quoted on the AIM market. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 50 LPG carriers, three product carriers and one crude oil tanker and has agreements to acquire one LPG carrier. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

GEORGE V. SAROGLOU

CHIEF OPERATING OFFICER AND VICE PRESIDENT

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

PAUL DURHAM

CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

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

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara, California, USA. He is also a Distinguished Industry Professor of Mechanical and Biomolecular Engineering at New York University (currently on leave). Since 2006 he is also affiliated with Synthetic Genomics Inc. (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as a Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the board of directors of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the board of directors of Data Cubed, Inc. (since June 2016) a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the translational medicine program of the University of Pittsburgh, and the Research Council of the State University of New York. From 1976 to 2006, Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in several facets of energy production and use and led key research programs in biology and the environment. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is a recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University. During 2016, Dr. Patrinos was Senior Adviser to USA Department of Energy Secretary Ernest Moniz. Since January 2018, he is a consultant to the Nuclear Thread Initiative, a foundation based in Washington, DC, dedicated to the prevention of nuclear and bioterror threats.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international fora dealing with shipping matters over a twelve year period and having spent two years as Harbor Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmô, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation—International Centre for Maritime Research and Tradition and Patron of two international maritime organizations. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmô, Sweden.

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

NICHOLAS F. TOMMASINO

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

Corporate Governance

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2017 we had eight directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2017, the full Board held three meetings in person. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2017, except for three directors, each of which attended at least 75% of such meetings. Messrs. Nicholson and Nusspickel did not attend the Board meeting held on the same day as last year’s Annual General Meeting, at which their terms expired in connection with their retirement.

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a substantial majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Arapoglou, Mitropoulos and Tommasino and Drs. Patrinos and Vassalou) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

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

To promote open discussion among the independent directors, those directors met three times in 2017 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2018. Mr. Patrinos currently serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The current members of the Audit Committee are Messrs.Tommasino, Arapoglou and Dr. Vassalou, each of whom is an independent director. Mr. Tommasino is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held three meetings in person during the fiscal year ended December 31, 2017. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

The Board of Directors has determined that Messrs. Tommasino and Arapoglou and Dr. Vassalou, whose biographical details are included herein, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos and Tommasino and Drs. Patrinos and Vassalou, each of whom is an independent director. Dr. Patrinos is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

During 2017, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Saroglou and Tsakos and Dr. Vassalou. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

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

Board Compensation

We pay no cash compensation to our senior management or to our directors who are senior managers. We have no salaried employees. For the year ended December 31, 2017, the aggregate cash compensation of all of the members of the Board was $700,000 per the following annual fee schedule which was approved by the shareholders of the Company on June 15, 2017:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2017.

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

From 2010 to 2014 the Corporate Governance, Nominating and Compensation Committee did not establish a performance incentive program for Tsakos Energy Management. In May 2015, a management incentive award program based on various performance criteria was approved by the Board of Directors, and accordingly, an award of $1.1 million was made to the management company in 2015. In June 2017 and May 2016, the Board of Directors decided to reward the management company with an award of $0.6 million and $2.6 million, respectively, based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In addition, an amount of $0.6 million and $0.4 million was awarded to Tsakos Energy Management relating to services provided towards an equity offering during 2017 and 2015, respectively.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or the vessels, or crewing of the vessels, are under third-party management arranged by our technical managers. All owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,900 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2017.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

At the 2012 Annual Meeting of Shareholders, our shareholders approved a share-based incentive plan (the “2012 Plan”). This plan permits us to grant share options or other share-based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 common shares in the form of restricted stock units (“RSUs”) or options. In 2017, 110,000 RSUs were issued to the non-executive directors of the Company, which vested immediately. In 2016, 87,500 RSUs were issued to the non-executive directors of the Company, which vested immediately. No RSUs or other awards were issued in 2015.

As of December 31, 2017, there were no outstanding (non-vested) RSUs. Total stock compensation expense recognized for the year ended December 31, 2017 was $0.5 million, for the year ended December 31, 2016 was also $0.5 million, and for the year ended December 31, 2015 it was $nil.

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

To help minimize any conflict between our interests and the interests of other companies affiliated with the Tsakos family and the owners of other vessels managed by such companies if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by Tsakos Shipping, Tsakos Shipping will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients. (CHECK)

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2017	2016	2015
Tsakos Shipping and Trading S.A. (commissions)	6,532	5,989	7,550
Tsakos Energy Management Limited (management fees)	19,480	16,935	16,032
Tsakos Columbia Shipmanagement S.A. (special charges)	1,518	2,136	2,234
Argosy Insurance Company Limited (insurance premiums)	10,199	9,036	9,386
AirMania Travel S.A. (travel services)	5,404	4,866	4,298

Total expenses with related parties	43,133	38,962	39,500

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2017, outstanding advances to TCM amounted to $14.2 million and there was an amount due to Tsakos Shipping of $0.3 million. At December 31, 2016, outstanding advances to TCM amounted to $6.7 million and there was an amount due to Tsakos Shipping of $0.8 million.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $19.5 million in 2017. In 2017, an additional amount of $1.5 million was paid in fees directly by the Company to TCM for extra services provided or arranged by TCM in relation to information technology services, application of corporate governance procedures required by the Company and seafarers training. In 2017, 2016 and 2015, we granted Tsakos Energy Management an incentive award of $0.6 million, $2.6 million and $1.1 million, respectively.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2017 would have resulted in a payment of approximately $160.7 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. For 2017, monthly fees for operating conventional vessels continues to be $27,500 per owned vessel and $20,400 for chartered-in vessels and vessels bareboat chartered out. Monthly management fees for the DP2 shuttle tankers continue to be $35,000 per vessel. Monthly management fees for the suezmax Eurochampion 2004, the aframaxes Maria Princess, Sapporo Princess and the VLCCs Ulysses, Hercules and Millennium(since September 8, 2017), were $27,500 of which $14,219 was payable to a third party manager. The monthly fee for the LNG carriers is $36,350 of which $10,000 is payable to Tsakos Energy Management and $26,350 to a third party manager. We paid Tsakos Energy Management aggregate management fees of $19.5 million in 2017, $16.9 million in 2016 and $16.0 million in 2015.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. There were no commissions charged for sales of vessels in 2017. During 2017 and 2016, a ship brokerage company affiliated with a non-executive member of the Board of Directors, Michael G. Jolliffe, received $0.1 million and $0.2 million gross in commissions for brokerage services provided to the Company in relation to the charter of vessels owned by two of the Company’s subsidiaries. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice. In 2017, the same company earned $0.3 million in commissions relating the acquisition of the VLCC Hercules and in 2016 $0.3 million in commissions relating to the acquisition of the VLCC Ulysses. In November 2015, the Company chartered the VLCC Millennium to a client company of Tsakos Shipping for a daily rate of $15,000 which ended in September 2017. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.5 million in 2017.

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos

Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. In 2016 and 2015, no such fee was charged.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2017, we were charged an aggregate of $10.2 million by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2017, we were charged an aggregate of $5.4 million by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 2, 2018 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 86,408,234 common shares outstanding on April 2, 2018.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	15,815,021	18.30%
Redmont Trading Corp.(1)	3,690,007	4.27%
First Tsakos Investments Inc.(1)	12,125,014	14.03%
Kelley Enterprises Inc.(1)	7,600,007	8.80%
Marsland Holdings Limited(1)	4,525,007	5.24%
Kopernik Global Investors, LLC (3)	6,346,729	7.35%
Sea Consolidation S.A. of Panama(2)	6,200,000	7.18%
Methoni Shipping Company Limited (2)	5,050,000	5.84%
AzValor Asset Management, SGIIC, SA(4)	4,353,311	5.04%
Intermed Champion S.A. of Panama(2)	2,730,000	3.16%
All officers and directors as a group (10 persons)(5)	644,293	0.75%

(1)

First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on

April 12, 2018 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)	According to the Schedule 13D/A filed on April 12, 2018 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos, as of April 12, 2018, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 6,200,000, 2,730,000, 5,050,000 and 14,184,000 common shares, respectively. According to the Schedule 13D/A, Panayotis Tsakos is the controlling shareholder of each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own the common shares held by Sea Consolidation, Intermed and Methoni as a result of his control relationship with each entity. Panayotis Tsakos is the father of Nikolas Tsakos, our president and chief executive officer.
(3)	Based solely upon the Schedule 13G filed by Kopernik Global Investors, LLC on February 9, 2018.
(4)	Based solely upon the Schedule 13G filed by AzValor Asset Management, SGIIC, SA on December 11, 2017.
(5)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

Entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 15,635, or 0.8%, of our outstanding Series B Preferred Shares, 137,694, or 6.9%, of our outstanding Series C Preferred Shares, 290,818, or 8.5%, of our outstanding Series D Preferred Shares, and 100,400, or 2.2%, of our outstanding Series E Preferred Shares as of April 2, 2018. Entities affiliated with Nikolas Tsakos own 140,000, or 7.0%, of our outstanding Series B Preferred Shares, 140,000, or 7.0%, of our outstanding Series C Preferred Shares, and 35,000, or 0.8%, of our outstanding Series E Preferred Shares as of April 2, 2018. Methoni owns 2,694, or 0.1%, of our outstanding Series B Preferred Shares, and 2,000, or 0.1%, of our outstanding Series C Preferred Shares, as of April 2, 2018. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2018. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2018. To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares as of April 2, 2018.

As of April 2, 2018, we had 26 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 86,216,818 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 20, 2018, individually or in the aggregate, is not material to us.

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

There can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. For example, if we earned a capital gain on the sale of a vessel or newbuilding contract, we could determine to reinvest that gain instead of using it to pay dividends. Depending on our operating performance for that year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income. Of course, any payment of cash dividends could slow our ability to renew and expand our fleet.

Because we are holding a company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us.

Under the terms of certain of our existing credit facilities, we are permitted to declare or pay a cash dividend in any year as long as the amount of the dividend does not exceed 50% of our net income for that year. Net income is determined based on the audited financial statements we deliver to the banks under our credit facilities which are required to be presented in accordance with U.S. generally accepted accounting principles. This amount can be carried forward and applied to a dividend payment in a subsequent year provided the aggregate amount of all dividends we declare and/or pay after January 1, 1998 does not exceed 50% of our accumulated net income from January 1, 1998 up to the most recent date on which audited financial statements have been delivered under the credit facility. In addition, cash dividends can be paid only to the extent permitted by Bermuda law and our financial covenants. See “Item 10. Additional Information—Description of Share Capital—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common and Preferred Shares—We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.”

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

	High	Low
2013 (Annual)	$6.11	$3.40
2014 (Annual)	$8.35	$4.99
2015 (Annual)	$10.32	$6.55
2016 (Annual)	$7.66	$4.01
2017 (Annual)	$5.20	$3.84

2016
First Quarter	$7.66	$4.83
Second Quarter	$6.51	$4.49
Third Quarter	$5.38	$4.64
Fourth Quarter	$5.24	$4.01

2017
First Quarter	$5.10	$4.39
Second Quarter	$4.95	$4.14
Third Quarter	$5.20	$4.28
Fourth Quarter	$4.84	$3.84
October	$4.84	$4.43
November	$4.53	$3.84
December	$4.48	$3.87
2018
First Quarter	$4.05	$3.21
January	$4.05	$3.64
February	$3.57	$3.21
March	$3.71	$3.29
Second Quarter
April (Through April 20, 2018)	$3.62	$3.29

Since May 2013, our Series B Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP-PB.” The following table shows the high and low closing prices for our Series B Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$25.20	$21.71
2014 (Annual)	$25.25	$21.81
2015 (Annual)	$25.80	$23.27
2016 (Annual)	$25.83	$21.50
2017 (Annual)	$26.03	$24.81

2016
First Quarter	$24.49	$21.50
Second Quarter	$25.30	$24.00
Third Quarter	$25.56	$24.48
Fourth Quarter	$25.83	$24.60

2017
First Quarter	$25.69	$25.19
Second Quarter	$25.81	$25.23
Third Quarter	$26.03	$25.48
Fourth Quarter	$25.76	$24.81
October	$25.76	$25.20
November	$25.49	$24.81
December	$25.29	$25.13

2018
First Quarter	$25.57	$24.85
January	$25.57	$24.94
February	$25.25	$24.85
March	$25.34	$24.97
Second Quarter
April (Through April 20, 2018)	$25.34	$25.21

(1)	Commencing May 13, 2013.

Since October 2013, our Series C Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP-PC.” The following table shows the high and low closing prices for our Series C Preferred Shares for the indicated period.

	High	Low
2013 (Annual)(1)	$24.20	$21.78
2014 (Annual)	$27.03	$23.06
2015 (Annual)	$26.42	$22.91
2016 (Annual)	$26.12	$20.19
2017 (Annual)	$26.29	$25.28

2016
First Quarter	$24.75	$20.19
Second Quarter	$25.15	$24.27
Third Quarter	$26.12	$24.80
Fourth Quarter	$25.92	$24.69

2017
First Quarter	$26.01	$24.41
Second Quarter	$26.01	$25.42
Third Quarter	$26.29	$25.55
Fourth Quarter	$26.04	$25.28
October	$26.04	$26.04
November	$25.80	$25.28
December	$25.50	$25.35

2018
First Quarter	$25.79	$25.01
January	$25.79	$25.14
February	$25.43	$25.01
March	$25.45	$25.23
Second Quarter
April (Through April 20, 2018)	$25.55	$25.42

(1)	Commencing October 3, 2013.

Since April 2015, our Series D Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TNP-PD.” The following table shows the high and low closing prices for our Series D Preferred Shares for the indicated period.

	High	Low
2015 (Annual)(1)	$24.85	$19.95
2016 (Annual)	$25.00	$16.25
2017 (Annual)	$25.82	$24.25

2016
First Quarter	$22.53	$16.25
Second Quarter	$22.95	$21.93
Third Quarter	$25.00	$22.37
Fourth Quarter	$24.75	$23.59

2017
First Quarter	$25.10	$24.25
Second Quarter	$25.58	$24.70
Third Quarter	$25.65	$25.09
Fourth Quarter	$25.82	$24.58
October	$25.58	$25.11
November	$25.81	$24.80
December	$24.93	$24.58

2018
First Quarter	$25.20	$24.25
January	$25.20	$24.75
February	$25.20	$24.25
March	$25.00	$24.80
Second Quarter
April (Through April 20, 2018)	$24.93	$24.88

(1)	Commencing April 24, 2015.

Our Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares began trading on the New York Stock Exchange on April 6, 2017. The following table shows the high and low closing prices for our Series E Preferred Shares for the indicated period.

2017
Second Quarter(1)	$25.31	$24.70
Third Quarter	$25.72	$25.08
Fourth Quarter	$25.86	$24.79
October	$25.78	$25.37
November	$25.86	$24.79
December	$25.30	$25.03

2018
First Quarter	$25.57	$25.00
January	$25.57	$25.02
February	$25.54	$25.00
March	$25.12	$25.02
Second Quarter
April (Through April 20, 2018)	$25.10	$25.04

(1)	Commencing April 6, 2017.

Item 10.	Additional Information

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 175,000,000 common shares, par value $1.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 2,300,000 shares have been designated 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series B Preferred Shares,” 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series C Preferred Shares,” 3,910,000 shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares” and 4,600,000 shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares.” As of April 20, 2018, there were: 86,558,380 outstanding common shares, 2,000,000 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, 2,000,000 8.875% Series C Cumulative Redeemable Preferred Shares, 3,424,803 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares and 4,600,000 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Series B Preferred Shares

We have 2,000,000 of our 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 20, 2018, which were issued on May 10, 2013. The initial liquidation preference of the Series B Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2018. The shares carry an annual dividend rate of 8.00% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series B Preferred Shares are in arrears or (iv) the Series B Preferred Shares are not redeemed in whole by July 30, 2019. The Series B Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series B Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series B Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series B Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series B Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series B Preferred Shares rank pari passu with the Series C Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares. The Series B Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and are not entitled to any preemptive or similar rights.

Series C Preferred Shares

We have 2,000,000 of our 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 20, 2018, which were issued on September 30, 2013. The initial liquidation preference of the Series C Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after October 30, 2018. The shares carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears, or (iv) the Series C Preferred Shares are not redeemed in whole by October 30, 2020. The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series C Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series C Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series C Preferred Shares rank pari passu with the Series B Preferred Shares, the Series D Preferred Shares and the Series E Preferred Shares. The Series C Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series D Preferred Shares

We have 3,424,803 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 20, 2018, which were issued on April 29, 2015 and in the first quarter of 2017. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series B Preferred Shares, Series C Preferred Shares and the Series E Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,600,000 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 20, 2018, which were issued on April 5, 2017. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series B Preferred Shares, Series C Preferred Shares and the Series D Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the share capital of Tsakos Energy Navigation Limited, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2018 is $18,670.

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

•

More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

Our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, which were our sole classes of our issued and outstanding shares in 2017, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2017 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares, which are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2017, and Series E Preferred Shares were listed on the New York

Stock Exchange following their issuance in April 2017, we satisfied the listing requirement for 2017. We expect that we will continue to do so, with respect to our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares satisfied the trading frequency and trading volume tests for 2017 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in 2017 and we expect to be the case with our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Series E Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2017. Therefore, we believe that we satisfied the Publicly-Traded Test for 2017. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares or Series E Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

To the extent the benefits of the Section 883 exemption are unavailable and our U.S.-source shipping income or that of any of our subsidiaries is considered to be “effectively connected” with the conduct of a United States trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 21%. In addition, we or our subsidiaries may be subject to the 30% “branch profits” taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2018 we had a notional amount of $178.7 million in effective hedging swaps. The annualized impact resulting from a 0.25% point increase in interest rates based on the notional amount at December 31, 2017 would be an increase of approximately $0.5 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $4.4 million based on the outstanding amounts as of December 31, 2017 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2017, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2017	Expected Maturities(1)
		2018	2019	2020	2021	2022	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Fixed Rate Debt	8.6	8.6	—	—	—	—	—
Weighted Average Interest Rate	5.19%	5.19%	—	—	—	—	—
Variable Rate Debt(2)	1,754.5	219.5	256.8	257.9	357.6	201.8	461.0
Weighted Average Interest Rate	3.30%	3.94%	4.36%	4.45%	4.44%	3.95%	4.22%
	1,763.1	228.1	256.8	257.9	357.6	201.8	461.0
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed(3)
Notional Amount at December 31, 2017	182.3	58.8	53.8	30.6	39.1	—	—
Average Pay Rate	2.67%	2.60%	2.60%	2.48%	—	—	—
Average Receive Rate	1.54%	2.28%	2.34%	2.38%	—	—	—

(1)	These are the expected maturities based on the balances as of December 31, 2017.
(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	As of December 31, 2017 we had $182.3 million in effecting hedging swap.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2017, the Company entered into two call option agreements and paid a premium of $0.2 million. During 2015, the Company entered into 17 call option agreements and paid a premium on those call options of $1.4 million. During 2016, nine call options expired. The remaining five call options covered 18,000 metric tons of bunker fuel, all of which expired at the end of 2017. During 2016, the Company also entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by vessel Ulysses. The fair values of these financial instruments as of December 31, 2017, were $7.1 million. We estimate that for every $1.00 increase in the price of bunker fuel per metric ton, there would have been an annualized decrease of earnings and cash flow by $0.2 million based on our bunker consumption of 2017.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2017, approximately 25% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2017 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2017, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2017, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-3 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Nicholas Tommasino, Efstratios Georgios Arapoglou and Dr. Maria Vassalou, whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each satisfies the “accounting or related financial management expertise” standard of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2017 and 2016.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2017 and 2016 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young Audit services performed in 2017 and 2016 (in Euros) was €735,000 and €635,000 respectively.

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2017 or 2016.

Tax Fees

Ernst & Young did not provide any other services that would be classified in this category during 2017 or 2016.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2017 or 2016.

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

On December 8, 2015, the Company announced the resumption of the share repurchase program for its common and/or its preferred shares previously authorized by its Board of Directors in 2011. The Company had still available up to $20.0 million from its previously authorized program and, on July 14, 2016, the Company announced the Board’s authorization of up to an additional $20 million in common and/or preferred share repurchases. In 2016, the Company acquired as treasury stock 3,705,286 common shares for a total amount of $20.7 million and did not purchase any preferred shares. No repurchases were made by the Company under this program in 2017 and 2015. All purchases by the Company have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. Purchases under the program currently have been suspended.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2017 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the reports of our independent registered public accounting firm, beginning on page F-1, are filed as part of this annual report.

Item 19.	Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (Commission File Number 001-31236).

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited*(P)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.1 to the Company’s Form 6-K filed with the SEC on May 26, 2016, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on May 9, 2013, and hereby incorporated by reference)

2.2	Amendment No. 1 to Certificate of Designation of the 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3.1 to the Company’s Form 8-A/A filed with the SEC on October 26, 2015, and hereby incorporated by reference)

2.3	Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on September 30, 2013, and hereby incorporated by reference)

2.4	Amendment No. 1 to Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3.1 to the Company’s Form 8-A/A filed with the SEC on October 26, 2015, and hereby incorporated by reference)

2.5	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 24, 2015, and hereby incorporated by reference)

2.6	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007**

7	Statement regarding computation of ratio of earnings to fixed charges (filed herewith)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11	Code of Ethics†

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

Number	Description

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

15.2	Consent of Howe Robinson Partners (UK) Ltd. (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

*	Previously filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement.
**	Previously filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report.
†	Previously filed as Exhibit 11 to the Company’s Annual Report on Form 20-F filed with the SEC on June 29, 2004 and hereby incorporated by reference to such Annual Report.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 27, 2018

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company“) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 4, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/    Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 4, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on Internal Control over Financial Reporting

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company“) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated April 4, 2018, expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/    Ernst & Young (Hellas) Certified Auditors-Accountants S.A.

Athens, Greece

April 4, 2018

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2017 AND 2016

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2017	2016
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$189,763	$187,777
Restricted cash	12,910	9,996
Accounts receivable, net	27,364	38,252
Due from related parties (Note 2)	14,210	6,730
Advances and other	19,061	24,226
Vessels held for sale (Note 1(j))	17,500	68,410
Inventories	16,293	18,756
Prepaid insurance and other	1,577	1,842
Current portion of financial instruments—Fair value (Note 14)	5,715	2,322

Total current assets	304,393	358,311

INVESTMENTS (Note 3)	1,000	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	1,430	5,166
LONG TERM RECEIVABLE (Note 4)	13,000	—
FIXED ASSETS (Note 4)
Advances for vessels under construction	1,650	216,531
Vessels	3,953,599	3,479,037
Accumulated depreciation	(925,195)	(801,976)

Vessels’ Net Book Value	3,028,404	2,677,061

Total fixed assets	3,030,054	2,893,592

DEFERRED CHARGES, net (Note 5)	23,759	19,506

Total assets	$3,373,636	$3,277,575

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$225,883	$288,135
Payables	46,916	52,511
Due to related parties (Note 2)	7,442	5,892
Accrued liabilities	43,693	34,707
Unearned revenue	13,611	8,428
Current portion of financial instruments—Fair value (Note 14)	1,378	3,613

Total current liabilities	338,923	393,286

LONG-TERM DEBT, net of current portion (Note 6)	1,525,986	1,465,720
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	589	1,119
STOCKHOLDERS’ EQUITY
Preferred shares, $1.00 par value; 25,000,000 shares authorized and 2,000,000 Series B Preferred Shares and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares and 4,600,000 Series E Preferred Shares issued and outstanding at December 31, 2017. 15,000,000 shares authorized and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares and 3,400,000 Series D Preferred Shares issued and outstanding at December 31, 2016.	12,025	7,400
Common shares, $ 1.00 par value; 175,000,000 shares authorized at December 31, 2017 and 185,000,000 shares authorized at December 31, 2016; 87,338,652 shares issued and 86,319,583 shares outstanding at December 31, 2017 and 87,338,652 shares issued and 83,720,866 shares outstanding at December 31, 2016.	87,339	87,339
Additional paid-in capital	857,998	752,001
Cost of treasury stock	(5,736)	(20,173)
Accumulated other comprehensive loss	(5,305)	(4,313)
Retained earnings	547,937	582,889

Total Tsakos Energy Navigation Limited stockholders’ equity	1,494,258	1,405,143
Noncontrolling Interest	13,880	12,307

Total stockholders’ equity	1,508,138	1,417,450
Total liabilities and stockholders’ equity	$3,373,636	$3,277,575

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2017	2016	2015
VOYAGE REVENUES:	$529,182	$481,790	$587,715
EXPENSES:
Voyage expenses	113,403	106,403	131,878
Charter hire expense	311	—	—
Vessel operating expenses	173,864	146,546	142,117
Depreciation and amortization	139,020	113,420	105,931
General and administrative expenses	26,324	25,611	21,787
Loss (Gain) on sale of vessels	3,860	—	(2,078)
Vessels impairment charge	8,922	—	—

Total expenses	465,704	391,980	399,635

Operating income	63,478	89,810	188,080

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(56,839)	(35,873)	(30,019)
Interest income	1,082	623	234
Other, net	1,464	1,935	128

Total other expenses, net	(54,293)	(33,315)	(29,657)

Net income	9,185	56,495	158,423
Less: Net income attributable to the noncontrolling interest	(1,573)	(712)	(206)

Net income attributable to Tsakos Energy Navigation Limited	$7,612	$55,783	$158,217

Effect of preferred dividends	(23,776)	(15,875)	(13,437)
Net (loss) income attributable to common stockholders of Tsakos Energy Navigation Limited	(16,164)	39,908	144,780
(Loss) Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.19)	$0.47	$1.69

Weighted average number of shares, basic and diluted	84,713,572	84,905,078	85,827,597

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015 (Expressed in thousands of U.S. Dollars)

	2017	2016	2015
Net income	$9,185	$56,495	$158,423

Other comprehensive income
Unrealized gains (losses) from hedging financial instruments
Unrealized (loss) gain on interest rate swaps, net	(992)	6,414	(437)

Comprehensive income	8,193	62,909	157,986

Less: comprehensive income attributable to the noncontrolling interest	(1,573)	(712)	(206)

Comprehensive income attributable to Tsakos Energy Navigation Limited	$6,620	$62,197	$157,780

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE December 31, 2014	$4,000	$84,712	$650,536			$437,565	$(10,290)	$1,166,523	$11,389	$1,177,912
Net income						158,217		158,217	206	158,423
—Issuance of 2,626,357 Common Shares		2,627	23,081					25,708		25,708
—Issuance of 8.75% Series D Preferred Shares	3,400		78,384					81,784		81,784
—Cash dividends paid ($0.06 per common share)						(15,563)		(15,563)		(15,563)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(4,318)		(4,318)		(4,318)
—Other comprehensive loss							(437)	(437)		(437)

BALANCE December 31, 2015	$7,400	$87,339	$752,001	—	$—	$567,464	$(10,727)	$1,403,477	$11,595	$1,415,072
Net income						55,783		55,783	712	56,495
—Purchases of Treasury stock				3,705,286	(20,683)			(20,683)		(20,683)
—Shares granted to non-executive directors				(87,500)	510			510		510
—Cash dividends paid ($0.08 and $0.05 per common share)						(24,483)		(24,483)		(24,483)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,437)		(4,437)		(4,437)
—Dividends paid on Series D Preferred Shares						(7,438)		(7,438)		(7,438)
—Other comprehensive income							6,414	6,414		6,414

BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						7,612		7,612	1,573	9,185
—Issuance of 9.25% Series E Preferred Shares	4,600		105,896					110,496		110,496
—Issuance of Series D Preferred Shares	25		508					533		533
—Sale of Common Shares			(407)	(2,488,717)	13,848	(2,588)		10,853		10,853
—Shares granted to non-executive directors				(110,000)	589	(102)		487		487
—Cash dividends paid ($0.05 per common share)						(17,066)		(17,066)		(17,066)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,485)		(7,485)		(7,485)
—Dividends paid on Series E Preferred Shares						(6,885)		(6,885)		(6,885)
—Other comprehensive loss							(992)	(992)		(992)

BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars)

	2017	2016	2015
Cash Flows from Operating Activities:
Net income	$9,185	$56,495	$158,423
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	131,873	107,089	99,571
Amortization of deferred dry-docking costs	7,147	6,331	6,360
Amortization of loan fees	4,152	1,742	1,268
Stock compensation expense	487	510	—
Change in fair value of derivative instruments	(3,692)	(5,232)	(8,908)
Loss (Gain) on sale of vessels	3,860	—	(2,078)
Gain on extinguishment of debt, net	—	—	(3,208)
Vessels impairment charge	8,922	—	—
Payments for dry-docking	(12,532)	(11,606)	(8,368)
(Increase) Decrease in:
Receivables, net	8,573	(5,448)	(9,191)
Inventories	2,463	(4,346)	1,531
Prepaid insurance and other	265	(75)	638
Increase (Decrease) in:
Payables	(4,045)	23,399	(8,184)
Accrued liabilities	8,986	5,344	4,175
Unearned revenue	5,183	(3,849)	2,380

Net Cash provided by Operating Activities	170,827	170,354	234,409

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	—	(109,557)	(156,581)
Vessel acquisitions and/or improvements	(293,347)	(466,518)	(60,934)
Proceeds from sale of vessels	51,550	—	42,761

Net Cash used in Investing Activities	(241,797)	(576,075)	(174,754)

Cash Flows from Financing Activities:
Proceeds from long-term debt	397,092	777,536	227,437
Financing costs	(3,177)	(6,420)	(2,543)
Payments of long-term debt	(400,053)	(411,587)	(242,367)
(Increase) Decrease in restricted cash	(2,914)	5,334	(2,996)
Sale of treasury stock, net	10,853	—	—
Proceeds from preferred stock issuance, net	111,029	—	81,784
Repurchase of Common Shares	—	(20,683)	—
Cash dividends	(39,874)	(40,358)	(33,401)

Net Cash provided by Financing Activities	72,956	303,822	27,914

Net increase (decrease) in cash and cash equivalents	1,986	(101,899)	87,569
Cash and cash equivalents at beginning of period	187,777	289,676	202,107

Cash and cash equivalents at end of period	$189,763	$187,777	$289,676

Interest paid
Cash paid for interest, net of amounts capitalized	$56,580	$35,339	$29,564

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)	Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). As at December 31, 2017 and 2016, the Holding Company consolidated one variable interest entity (“VIE”) for which it is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

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

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)	Comprehensive income: The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Operating expenses in the accompanying Consolidated Statements of Comprehensive Income.

(e)

Cash and Cash Equivalents: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)	Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2017 and 2016). The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowances for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute.

(g)	Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or market value. The cost is determined primarily by the first-in, first-out method. In July 2015, the FASB issued ASU No. 2015-11—Inventory, as part of FASB Simplification Initiative, according to which the entities are required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. This update was effective for public entities for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years prospectively. During fiscal year 2017, the Company adopted the aforementioned update, which did not impact its results of operations, financial position or cash flows, in the current and previous interim and annual reporting periods.

(h)	Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price.

(i)	Impairment of Vessels: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable, such as during severe disruptions in global economic and market conditions. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or possible disposition of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels as of December 31, 2017, indicated an impairment charge of $8,922 (Note 4). No impairment charge was indicated as of December 31, 2016, and December 31, 2015.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(j)	Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. At December 31, 2017, the Company considered that the VLCC Millennium met the criteria to be classified as held for sale. At December 31, 2016 and 2015, the two suezmaxes Eurochampion 2004 and Euronike were classified as held for sale.

(k)	Accounting for Special Survey and Dry-docking Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Until December 31, 2013, for vessels older than ten years, the Company estimated that the next dry-docking would be due in two and a half years. However, according to Classification Society regulations, vessels can defer dry-docking costs for five years during their first fifteen years of life, instead of during the first ten years of life as previously estimated. This change in estimate does not have a material effect in the years ended December 31, 2017 and 2016 and is not expected to have a material effect in the following years. Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold is included as part of the carrying amount of the vessel in determining the gain on sale of the vessel.

(l)	Loan Costs: Costs incurred for obtaining new loans or refinancing existing loans are capitalized and included in deferred charges and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, is presented as a reduction of long-term debt.

(m)	Accounting for Revenue and Expenses: Voyage revenues are generated from freight billings and time charter hire. Time charter revenue, including bare-boat hire, is recorded over the term of the charter as the service is provided. Revenues from voyage charters on the spot market or under contract of affreightment are recognized ratably from when a vessel becomes available for loading (discharge of the previous charterer’s cargo) to when the next charterer’s cargo is discharged, provided an agreed non-cancelable charter between the Company and the charterer is in existence, the charter rate is fixed or determinable and collectability is reasonably assured. Revenue under voyage charters will not be recognized until a charter has been agreed even if the vessel has discharged its previous cargo and is proceeding to an anticipated port of loading. Revenues from variable hire arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and all other revenue recognition criteria are met. Revenue from hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Vessel voyage and operating expenses and charter hire expense are expensed when incurred.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Unearned revenue represents cash received prior to the year end for which related service has not been provided, primarily relating to charter hire paid in advance to be earned over the applicable charter period. The operating revenues and voyage expenses of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis, according to an agreed formula. Voyage revenues for 2017, 2016 and 2015 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2017	2016	2015
A	14%	13%	14%
B	11%	13%	10%
C	10%	9%	9%
D	9%	7%	8%

(n)	Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two liquefied natural gas (LNG) carriers which meets the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(o)	Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its the fair value and realized payments or receipts upon exercise of the options are recognized in the Statement of Comprehensive Income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income/(loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk- management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

(p)	Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14). Upon issuance of guidance on the fair value option in 2007, the Company elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(q)	Accounting for Leases: Leases of assets under which substantially all the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Lease payments under an operating lease are recognized as an expense on a straight-line method over the lease term. At December 31, 2017, the sale and leaseback transactions for two vessels resulted in operating leases (Note 4).

(r)	Stock Based Compensation: The Company has a share-based incentive plan that covers directors and officers of the Company and employees of the related companies. Awards granted are valued at fair value and compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The fair value of restricted stock issued to crew members, directors and officers of the Company at the grant date is equal to the closing stock price on that date and is amortized over the applicable vesting period using the straight-line method. The fair value of restricted stock issued to non-employees is equal to the closing stock price at the grant date adjusted by the closing stock price at each reporting date and is amortized over the applicable performance period (Note 8). On January 1, 2017, the Company adopted ASU No. 2016-09, Compensation—Stock Compensation: Improvements to Employee Share-Based Payment Accounting, effective for the fiscal year ending December 31, 2017 and interim periods within this fiscal year. The adoption of this guidance has had no impact on the Company’s results of operations, cash flows and net assets for any period.

(s)	Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

New Accounting Pronouncements—Not Yet Adopted

In January 2016, the FASB issued ASU No. 2016-01—Financial Instruments—Overall (Subtopic 825-10), which includes the requirement for all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This Update is effective for all entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Early adoption is not permitted. The Company has not yet determined what impact, if any, the adoption of the new standard will have on its consolidated financial position, results of operations or cash flows.

In February 2016, the FASB issued ASU No. 2016-02—Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. In a recent update, targeted improvements were proposed to the accounting standards that provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes. If the targeted improvements are approved, we intend to apply the alternative transition method and intend to elect the practical expedient for lessors for presentation purposes. The Company is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. With respect to leases whereby we are the lessee, we are currently expecting to recognize lease liabilities and offsetting “right of use” assets upon adoption. The future lease obligations disclosed in Note 4, Vessels, provide some insight to the estimated impact of adoption for us as a lessee. We are currently evaluating any other impacts ASC 842, including any newly issued guidance, will have on our consolidated financial statements and related disclosures.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU No. 2016-10—Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing and ASU No. 2016-12—Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectability Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Transition,” (5) “Completed Contracts at Transition,” and (6) “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective.

The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company adopted this new revenue guidance effective January 1, 2018, utilizing the modified retrospective method, and will expand its consolidated financial statement disclosures in order to comply with the update. The Company estimates that the adoption of this standard results in a decrease in the opening retained earnings balance as of January 1, 2018 of $2,219. As the Company finalizes its assessment, the Company continues to evaluate the requirements of this standard and complete other implementation activities such as implementing new procedures, finalizing the adoption date adjustment and drafting disclosures.

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments. ASU 2016-13 amends guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted. Management is in the process of assessing the impact of the amendment of this Update on the Company’s consolidated financial position and performance.

In August 2016, the FASB issued ASU No. 2016-15—Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of any corporate-owned life insurance policy (“COLI”) (including any bank-owned life insurance policy (“BOLI”)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In November 2016, the FASB issued ASU No. 2016-18—Statement of Cash Flows (Topic 230)—Restricted Cash, which addresses the requirement that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update apply to all entities that have

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period; however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

In January 2017, the FASB issued ASU 2017-01—Business Combinations (Topic 805) to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as an acquisition (or disposal) of assets or businesses. Under current implementation guidance, the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period (i) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and (ii) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815): I. Accounting for Certain Financial Instruments with Down Round Features; II. Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Non-controlling Interests with a Scope Exception, (ASU 2017-11). Part I of this update addresses the complexity of accounting for certain financial instruments with down round features. Down round features are features of certain equity-linked instruments (or embedded features) that result in the strike price being reduced on the basis of the pricing of future equity offerings. Current accounting guidance creates cost and complexity for entities that issue financial instruments (such as warrants and convertible instruments) with down round features that require fair value measurement of the entire instrument or conversion option. Part II of this update addresses the difficulty of navigating Topic 480, Distinguishing Liabilities from Equity, because of the existence of extensive pending content in the FASB Accounting Standards Codification. This pending content is the result of the indefinite deferral of accounting requirements about mandatorily redeemable financial instruments of certain nonpublic entities and certain mandatorily redeemable non-controlling interests. The amendments in Part II of this update do not have an accounting effect. This ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the financial statements. This ASU is effective for fiscal years, and interim periods within those

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

years, beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	2017	2016	2015
Tsakos Shipping and Trading S.A. (commissions)	6,532	5,989	7,550
Tsakos Energy Management Limited (management fees)	19,480	16,935	16,032
Tsakos Columbia Shipmanagement S.A. (special charges)	1,518	2,136	2,234
Argosy Insurance Company Limited (insurance premiums)	10,199	9,036	9,386
AirMania Travel S.A. (travel services)	5,404	4,866	4,298

Total expenses with related parties	43,133	38,962	39,500

Balances due from and due to related parties are as follows:

	December 31,
	2017	2016
Due from related parties
Tsakos Columbia Shipmanagement S.A.	14,210	6,730

Total due from related parties	14,210	6,730

Due to related parties
Tsakos Energy Management Limited	728	417
Tsakos Shipping and Trading S.A.	313	759
Argosy Insurance Company Limited	5,947	4,285
AirMania Travel S.A.	454	431

Total due to related parties	7,442	5,892

There was also, at December 31, 2017, an amount of $125 ($552 at December 31, 2016) due to Tsakos Shipping and Trading S.A. and $68 ($24 at December 31, 2016) due to Argosy Insurance Company Limited, included in accrued liabilities, which relate to services rendered by these related parties, but not yet invoiced.

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. Per the Management Agreement of March 8, 2007, effective from January 1, 2008, there is a prorated adjustment if at the beginning of each year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007. In addition, there is an increase each year by a percentage figure reflecting 12-month Euribor, if both parties agree. In addition, the fees may be increased if there is a material unforeseen increase in the costs of providing the management services, in which case the amount of such fee increase will be agreed between both parties. There was no increase in monthly fees based on these criteria in 2017, 2016 and 2015. In 2017, 2016 and 2015, the monthly fees for operating conventional vessels were $27.5, and $20.4 for vessels chartered out on a bare-boat basis and $35.0 for the DP2 shuttle tankers. In 2017, 2016

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

and 2015, the monthly fees for LNG carriers amounted to $36.3, $35.8 and $35.8, respectively. From the above fees, in 2017 a third-party manager was paid $26.3 for the LNG carriers, Maria Energy and Neo Energy and $14.2 for each of the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess and the VLCCs Ulysses, Millennium and Hercules I. In 2016, a third-party manager was paid $25.8 for the LNG carriers, $13.9 for each of the suezmax Eurochampion 2004, the aframax Maria Princess and the VLCC Ulysses and $14.2 for the aframax Sapporo Princess. In 2015, a third-party manager was paid $10.0 for the LNG carrier Neo Energy, $13.9 for the VLCC Millennium until November 5, 2015 and $12.0 for the suezmax Eurochampion 2004. In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2017, 2016 and 2015, an award of $575, $2,575 and $1,142 respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statement of Comprehensive income. In addition, a special award of $575 was paid to the Management Company in relation to capital raising offerings in 2017. In addition, a special award of $425 was paid to the Management Company in relation to capital raising offerings in 2015 and $460 was paid in 2015 in relation to capital raising offerings in 2014. These awards relating to offerings have been included as a deduction of additional paid in capital in the accompanying consolidated Financial Statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing Board, the Management Company would have the right to terminate the Management Agreement on ten days’ notice, and the Holding Company would be obligated as at December 31, 2017, to pay the Management Company an amount of approximately $160,741 calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2017, are:

Year	Amount
2018	19,787
2019	19,787
2020	19,787
2021	19,787
2022	19,787
2023 to 2027	88,443

187,378

Management fees for vessels are included in the accompanying Consolidated Statements of Comprehensive Income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2017, 2016 and 2015.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

These fees in total amounted to $590, $3,016 and $3,346 for 2017, 2016 and 2015, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

(b)	Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

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

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency. As of December 31, 2017, TCM has made advances to TMPI as a manning agent amounting to $2.6 million, included in Advances and other.

(c)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2015, the handysize tanker Delphi and the suezmax tanker Triathlon were sold to client companies of Tsakos Shipping. For this service, Tsakos Shipping charged a brokerage commission of $215 which was 0.5% of the sale price of the vessels. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. In 2016 and 2015, no such fee was charged.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company. During 2017, 2016 and 2015, a ship brokerage company affiliated with a non-executive member of the Board of Directors, received $0.1 million, $0.2 million and $0.3 million, commissions, respectively, for brokerage services provided to the Company in relation to the charter of vessels owned by three of the Company’s subsidiaries. In 2017 the same company earned $0.3 million in commission relating the acquisition of the VLCC Hercules I. In 2016, the same company earned $0.3 million in commission relating the acquisition of the VLCC Ulysses. No respective commissions were charged in 2015. All such arrangements were performed in the ordinary course of the Company’s business and at terms standard to industry practice.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

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

At December 31, 2017 and 2016, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management has determined that there has been no impairment to the cost of this investment since its acquisition in 2007. A Director of the Company is a former officer and currently a shareholder and a consultant of this company. No income was received from this investment during 2017, 2016 and 2015.

4.	Vessels

Acquisitions

During 2017, the Company acquired its newbuild VLCC tanker Hercules I for $101,208, the newbuild aframaxes Marathon TS, Sola TS, Oslo TS, Stavanger TS and Bergen TS for $294,494 in total and the newbuild shuttle tanker Lisboa for $108,492. During 2016, the Company acquired the suezmax tanker Decathlon for $64,992, the newbuild aframaxes Elias Tsakos, Thomas Zafiras, Leontios H and Parthenon TS for $223,291 in total, the two newbuild panamaxes Sunray and Sunrise for $101,584 in total, the newbuild VLCC Ulysses for $100,189 and the newbuild LNG Maria Energy for $239,029.

Sales

There were no vessel sales in 2016 or, other than the transactions described below under “—Sale and Leaseback,” in 2017. On July 16, 2015 and July 17, 2015, the Company sold the handysize tanker Delphi and the suezmax tanker Triathlon, for net proceeds of $42,761 in total, realizing a total net gain of $2,078. The capital gains from the sale of vessels are separately reflected in the accompanying 2015 Consolidated Statement of Comprehensive Income.

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes previously classified as Held for Sale, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. There was a total loss on sale of the vessels of $3,860, which was recorded in the fourth quarter of 2017. Under these leaseback agreements, there is a seller’s credit of $6,500 each on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. The Company analyzed the classification of the leaseback agreements based on the primary lease classification criteria and the supplemental indicators in ASC 840, and determined that these agreements qualified as operating leases.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Charter hire expense

As at December 31, 2017, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $53,844, comprised of $10,822 (2018), $10,822 (2019), $10,852 (2020), $10,822 (2021), and $10,526 (2022). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the term of the charters.

Impairment

As of December 31, 2017, the Company reviewed the carrying amount in connection with the estimated recoverable amount for each of its vessels. This review indicated that such carrying amount was not fully recoverable for two of the Company’s vessels; Silia T and Millennium. Consequently, the carrying value of these two vessels, totaling $44,672, has been written down to $35,750, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 14(c)). The resulting impairment charge was $8,922 and is reflected in the accompanying Consolidated Statements of Comprehensive Income. As of December 31, 2016, and 2015 there were no impairment charges.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $23,759 and $19,506, at December 31, 2017 and 2016, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive income.

6.	Long –Term Debt

Facility	2017	2016
(a) Credit Facilities	250,104	344,564
(b) Term Bank Loans	1,512,978	1,421,479

Total	1,763,082	1,766,043
Less deferred finance costs, net	(11,213)	(12,188)
Total long-term debt	1,751,869	1,753,855
Less current portion of debt	(228,967)	(291,111)
Add deferred finance costs, current portion	3,084	2,976

Total long-term portion, net of current portion and deferred finance costs	1,525,986	1,465,720

(a)	Credit facilities

As at December 31, 2017, the Company had two open reducing revolving credit facilities, both of which are reduced in semi- annual installments, and one open facility which has both a reducing revolving credit component and a term bank loan component, with balloon payments due at maturity between October 2018 and April 2019. At December 31, 2017, there was no available unused amount. Interest is payable at a rate based on LIBOR plus a margin. At December 31, 2017, interest on these facilities ranged from 2.00% to 5.19%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b)	Term bank loans

Term loan balances outstanding at December 31, 2017, amounted to $1,512,978. These bank loans are payable in U.S. Dollars in quarterly or semi-annual installments with balloon payments mainly due at maturity between September 2018 and January 2027. Interest rates on the outstanding loans as at December 31, 2017, are based on LIBOR plus a spread.

On May 23, 2017, the Company signed a new four-year bank loan for $122,500 relating to the refinancing of the aframax tankers Izumo Princess and Asahi Princess, the handysize product carrier Aegeas, the two panamax tankers World Harmony and Chantal and the two suezmax tankers Archangel and Alaska with matured debts between June 2017 and February 2018. The final drawdown amounts to $117,162. The loan is repayable in eight semi-annual installments with the first four amounting to $8,283 and the second four amounting to $7,312, commencing six months after the first drawdown date, plus a balloon of $54,782 payable together with the last installment.

On September 15, 2017, the Company signed a new seven and half year loan for $85,000 relating to the refinancing of the suezmax shuttle tanker Lisboa. The Company repaid the amount of $73,500 which was outstanding at the refinancing date and drew down $85,000 on the same date. The new loan is repayable in fifteen semi-annual installments of $2,833.33 commencing six months after the drawdown date, plus a balloon of $42,500 payable together with the last installment.

On December 21, 2017, the Company prepaid the amount of $35,994 to lenders due to sale of the two suezmax tankers Eurochampion 2004 and Euronike (Note 4).

On February 15, 2018, the Company signed a new five-year loan relating to the refinancing of eleven vessels with matured debts between October 2018 and April 2019. The total amount of the loan amounts to $162,575 and was drawn on April 3, 2018. The new loan is repayable in ten semi-annual installments of $11,561, commencing six months after the drawdown date, plus a balloon of $46,965 payable together with the last installment. On April 4, 2018, the Company prepaid $181,168 relating to the outstanding debt on the above eleven vessels.

At December 31, 2017, interest on these term bank loans ranged from 2.85% to 4.54%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2017	3.47%
Year ended December 31, 2016	2.71%
Year ended December 31, 2015	2.30%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements for credit facilities and term loans throughout 2017:

Loan	Origination Date	Original Amount	Balance at January 1, 2017	New Loans	Prepaid	Repaid	Balance at December 31, 2017
Credit facility[1]	2004	179,384	70,135	—	30,391	8,150	31,594
Credit facility	2005	220,000	30,920	—	29,100	1,820	—
Credit facility	2006	371,010	171,010	—	—	20,000	151,010
Credit facility	2007	120,000	72,500	—	—	5,000	67,500
10-year term loan	2007	88,350	44,190	—	—	5,520	38,670
10-year term loan	2009	38,600	20,110	—	—	2,234	17,876
8-year term loan	2009	40,000	21,352	—	18,688	2,664	—
12-year term loan	2009	40,000	23,750	—	—	2,500	21,250
10-year term loan	2010	39,000	22,100	—	—	2,600	19,500
7-year term loan	2010	70,000	42,160	—	37,520	4,640	—
10-year term loan	2010	43,924	24,617	—	—	3,218	21,399
9-year term loan	2010	42,100	26,500	—	—	2,600	23,900
10-year term loan	2011	48,000	30,400	—	—	3,200	27,200
9-year term loan	2011	48,650	32,434	—	—	3,243	29,191
8-year term loan	2011	73,600	73,600	—	—	6,133	67,467
8-year term loan	2012	73,600	73,600	—	—	6,942	66,658
7-year term loan	2013	18,000	13,575	—	—	1,620	11,955
7-year term loan	2014	42,000	36,400	—	—	2,800	33,600
6-year term loan	2014	193,239	167,826	24,212	—	10,841	181,197
6-year term loan	2014	39,000	33,800	—	—	2,600	31,200
7-year term loan	2014	40,400	16,598	23,802	—	1,341	39,059
6-year term loan	2014	78,744	32,114	46,630	—	1,150	77,594
6-year term loan	2014	39,954	16,598	23,356	—	—	39,954
5-year term loan	2015	35,190	35,190	—	—	1,955	33,235
7-year term loan	2015	35,190	35,190	—	—	2,199	32,991
7-year term loan	2015	39,900	36,273	—	—	3,627	32,646
5-year term loan	2015	82,775	77,602	—	—	10,347	67,255
6-year term loan	2015	46,217	41,595	—	—	4,622	36,973
8-year term loan	2015	73,500	39,200	34,300	71,200	2,300	—
7-year term loan	2015	44,800	43,200	—	—	3,200	40,000
12-year term loan	2016	309,824	251,199	42,630	625	19,269	273,935
2&5-year term loan	2016	60,000	60,000	—	35,994	11,200	12,806
5-year term loan	2016	33,104	32,180	—	—	5,092	27,088
4-year term loan	2016	18,125	18,125	—	—	3,625	14,500
7 1/2-year term loan	2017	85,000	—	85,000	—	—	85,000
4-year term loan	2017	122,500	—	117,162	—	8,283	108,879

Total			1,766,043	397,092	223,518	176,535	1,763,082

[1]	This credit facility includes a fixed interest rate portion amounting to $8,617 as at December 31, 2017.

The above revolving credit facilities and term bank loans are secured by first priority mortgages on all vessels owned by our subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $113,427 at December 31, 2017 and $108,139 at December 31, 2016, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Four loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $4,250. Four loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2017, the Company and its wholly owned subsidiaries had thirty-two loan agreements, totaling $1,763,082. The Company fulfilled its requirements in respect of the financial covenants of all the agreements in relation to the leverage ratio and all other terms and covenants, apart from the value-to-loan requirement in certain of its loan agreements in respect of which an amount of $883 has been reclassified within current liabilities at December 31, 2017.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2017, are as follows:

Period/Year	Amount
2018	228,084
2019	256,775
2020	257,857
2021	357,573
2022	201,838
2023 and thereafter	460,955

1,763,082

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net

	2017	2016	2015
Interest expense	62,343	41,451	32,065
Less: Interest capitalized	(445)	(4,015)	(3,430)

Interest expense, net	61,898	37,436	28,635
Interest swaps termination cash settlements	(3,685)	—	—
Interest swap cash settlements non-hedging	—	1,086	2,201
Bunkers swap and call options cash settlements	(2,547)	(128)	7,427
Bunker call options premium	216	266	1,414
Amortization of loan fees	4,152	1,742	1,268
Bank charges	164	143	137
Finance project costs expensed	—	—	1,261
Change in fair value of non-hedging financial instruments	(3,359)	(4,672)	(9,116)
Net gain on the prepayment of a loan	—	—	(3,208)

Net total	56,839	35,873	30,019

At December 31, 2017, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $182,320, maturing from May 2018 through March 2021, on which it pays fixed rates averaging 2.71% and receives floating rates based on the six-month London interbank offered rate (“LIBOR”) (Note 14).

At December 31, 2017, all interest rate swap agreements were designated and qualified as cash flow hedges, in order to hedge the Company’s exposure to interest rate fluctuations. The fair values of such financial instruments as of December 31, 2017 and 2016, in aggregate amounted to $1,966 (negative) and $1,030 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2017, that is estimated to be reclassified into earnings within the next twelve months is $833.

At December 31, 2017 and 2016, the Company held one and five, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2017 and 2016 was $118 (positive) and $1,307 (positive), respectively. At December 31, 2015, the Company held twelve call option agreements with total value $154 (positive). The changes in their fair value during 2017, 2016 and 2015 amounting to $1,189 (negative), $1,153 (positive) and $154 (positive), respectively have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2017, the Company entered into two call option agreements and paid total premium of $216.

During 2017, the Company entered into nine bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2017, was $7,027 (positive). The change in the fair values as of December 31, 2017, was $4,548 (positive).

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. The fair values of these financial instruments as of December 31, 2017 and 2016, were $3,264 (positive) and $2,479 (positive), respectively. The change in their fair value during 2017 was $785 (positive).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2015, the Company held one interest rate swap that did not meet hedge accounting criteria. As such, the change in its fair value during the 2015 has been included in Change in fair value of non-hedging financial instruments and amounted to a gain of $2,178. This interest rate swap expired on April 10, 2016.

8.	Stockholders’ Equity

On April 5, 2017, the Company completed an offering of 4,600,000 of its Series E Cumulative Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $110,496, net of underwriter’s discount and other expenses. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.25% per annum of the stated liquidation preference prior to May 28, 2027 and from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference.

On October 10, 2017, under the Company’s share-based plan the Company granted 110,000 restricted share units to all non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying financial statements.

In 2017, the Company sold 2,488,717 common shares from its treasury stock for net proceeds of $10,853 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

On April 8, 2016, under the Company’s share-based plan the Company granted 87,500 restricted share units to all non-executive directors out of the repurchased treasury stock, which vested immediately. A related amount of $0.5 million was accounted for as stock compensation expense within General and Administrative expenses in the accompanying Financial Statements.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

9.	Accumulated other comprehensive loss

In 2017, Accumulated other comprehensive loss increased to $5,305 ($4,313 in 2016) due to unrealized losses from hedging financial instruments of $992 (gains of $6,414 in 2016 and losses $437 in 2015).

10.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the exercise of all granted RSUs (Note 8) using the treasury stock method.

Numerator

	2017	2016	2015
Net income attributable to Tsakos Energy Navigation Limited	$7,612	$55,783	$158,217
Preferred share dividends, Series B	(4,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,437)	(4,437)	(4,437)
Preferred share dividends, Series D	(7,479)	(7,438)	(5,000)
Preferred share dividends, Series E	(7,860)	—	—
Net (loss) income attributable to common share holders	(16,164)	39,908	144,780

Denominator
Weighted average common shares outstanding	84,713,572	84,905,078	85,827,597

Basic and diluted (loss) earnings per common share	$(0.19)	$0.47	$1.69

For 2017, 2016 and 2015 there were no non-vested RSUs.

11.	Noncontrolling Interest in Subsidiary

In August 2006, the Company signed an agreement with Polaris Oil Shipping Inc. (Polaris), an affiliate of one of the Company’s major charterers, following which Polaris acquired 49% of Mare Success S.A., a previously wholly-owned subsidiary of the Holding Company. Mare Success S.A. is the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. The agreement became effective on November 30, 2006. Mare Success S.A. is fully consolidated in the accompanying financial statements. In the fourth quarter of 2013, Mare Success increased its paid-in capital by $20,408 of which $10,408 being the 51%, was contributed by the Company and $10,000 being the 49%, by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 9.5% of the Company’s 2017 revenue (7.4% in 2016) was generated by the charterer affiliated to Polaris.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

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

At December 31, 2017, there is a prepaid amount of $1,650 under an old shipbuilding contract which was terminated in 2014, which will be used against the contract price of future new buildings, currently being discussed between the Company and the shipyard.

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2017, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2018	282,501
2019	211,966
2020	185,954
2021	153,378
2022 to 2028	354,466

Minimum charter payments	1,188,265

These amounts do not assume any off-hire.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

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

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $8,472 as compared to its carrying amount of $8,617 (Note 6). The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and estimates that the amount presented on the accompanying Balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment.

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

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2017 and 2016 are as follows:

	2017		2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets/(liabilities)
Cash and cash equivalents	189,763	189,763	187,777	187,777
Restricted cash	12,910	12,910	9,996	9,996
Investments	1,000	1,000	1,000	1,000
Debt	(1,763,082)	(1,762,938)	(1,766,043)	(1,765,726)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

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

		Asset Derivatives		Liability Derivatives
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	1	1,378	3,613

	Financial instruments—Fair Value, net of current portion	—	3,701	589	1,119

Subtotal		—	3,702	1,967	4,732

		Asset Derivatives		Liability Derivatives
		December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments—Fair value	—	—	—	—

Bunker swaps	Current portion of financial instruments—Fair value	5,715	1,014	—	—

Bunker swaps	Financial instruments—Fair Value, net of current portion	1,312	1,465	—	—

Bunker call options	Current portion of financial instruments—Fair value	—	1,307	—	—

Bunker call options	Financial instruments—Fair Value, net of current portion	118	—	—	—

Subtotal		7,145	3,786	—	—

Total derivatives		7,145	7,488	1,967	4,732

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Statements of Comprehensive Income

	Gain/(Loss) Recognized in Accumulated Other Comprehensive Income on Derivative (Effective Portion)
Derivative		Amount
		2017	2016	2015
Interest rate swaps		(3,692)	3,015	(5,446)

Total		(3,692)	3,015	(5,446)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2017	2016	2015
Interest rate swaps	Depreciation expense	(189)	(156)	(154)
Interest rate swaps	Interest and finance costs, net	(2,511)	(3,243)	(2,996)

Total		(2,700)	(3,399)	(3,150)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Loss as of December 31, 2017 and 2016 was $5,305 and $4,313 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Statement of Comprehensive Income

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income / (Loss) Location
Derivative		Amount
		2017	2016	2015
Interest rate swaps	Interest and finance costs, net	—	(47)	(24)
Bunker swaps	Interest and finance costs, net	5,903	2,586	(1,206)
Bunker put options	Interest and finance costs, net	—	—	564
Bunker call options	Interest and finance costs, net	(213)	909	(1,260)

Total		5,690	3,448	(1,926)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2017 and 2016 using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2017	December 31, 2016
Interest rate swaps	(1,967)	(1,030)
Bunker swaps	7,027	2,479
Bunker call options	118	1,307

	5,178	2,756

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2017, 2016 AND 2015—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15.	Subsequent Events

a)	On January 30, 2018, the Company paid a dividend of $0.50 per share for its 8.00% Series B Preferred Shares.

b)	On January 30, 2018, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

c)	On February 28, 2018, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

d)	On February 28, 2018, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

e)	On March 12, 2018, the Company declared a dividend of $0.05 per common share payable on May 10, 2018 to shareholders of record as of May 3, 2018.

f)	On March 19, 2018, the Company agreed to sell the VLCC Millennium to a third-party for a net amount of $17,690.

g)	As of April 2, 2018, the Company had raised $0.3 million from the sale of 88,651 common shares from its treasury stock in 2018.