Form 20-F
period 2019-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2020-04-14
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $1.00 per share	TNP	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRC	New York Stock Exchange
Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRD	New York Stock Exchange
Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRE	New York Stock Exchange
Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRF	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2019, there were 95,078,607 of the registrant’s Common Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Redeemable Convertible Preferred Shares outstanding.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•

general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the recent outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•

our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies and the impact of the COVID-19 pandemic;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2019. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of comprehensive income (loss), other comprehensive income (loss), stockholders’ equity and cash flows for the years ended December 31, 2019, 2018, and 2017, and the consolidated balance sheets at December 31, 2019 and 2018, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety.

Selected Consolidated Financial and Other Data

(In thousands of U.S. dollars, except for share and per share amounts and fleet data)

	2019	2018	2017	2016	2015
Income Statement Data
Voyage revenues	$597,452	$529,879	$529,182	$481,790	$587,715
Expenses
Voyage expenses	125,802	125,350	113,403	106,403	131,878
Charter hire expense	10,822	10,822	311	—	—
Vessel operating expenses(1)	180,233	181,693	173,864	146,546	142,117
Depreciation and amortization	139,424	146,798	139,020	113,420	105,931
General and administrative expenses	27,696	27,032	26,324	25,611	21,787
Net loss (gain) on sale of vessels	—	364	3,860	—	(2,078)
Impairment charges	27,613	65,965	8,922	—	—
Operating income (loss)	85,862	(28,145)	63,478	89,810	188,080
Other expenses (income):
Interest and finance costs, net	74,723	76,809	56,839	35,873	30,019
Interest and investment income	(3,694)	(2,507)	(1,082)	(623)	(234)
Other, net	825	(1,405)	(1,464)	(1,935)	(128)
Total other expenses, net	71,854	72,897	54,293	33,315	29,657
Net income (loss)	14,008	(101,042)	9,185	56,495	158,423
Less: Net loss (income) attributable to non-controlling interest	1,118	1,839	(1,573)	(712)	(206)
Net income (loss) attributable to Tsakos Energy Navigation Limited	$15,126	$(99,203)	$7,612	$55,783	$158,217
Effect of preferred dividends	(40,400)	(33,763)	(23,776)	(15,875)	(13,437)
Deemed dividend on Series B preferred shares	(2,750)	—	—	—	—
Net (loss) income attributable to Tsakos Energy Navigation Limited common stockholders	$(28,024)	$(132,966)	$(16,164)	$39,908	$144,780
Per Share Data
(Loss) Earnings per share, basic	$(0.32)	$(1.53)	$(0.19)	$0.47	$1.69
(Loss) Earnings per share, diluted	$(0.32)	$(1.53)	$(0.19)	$0.47	$1.69
Weighted average number of shares, basic	88,757,923	87,111,636	84,713,572	84,905,078	85,827,597
Weighted average number of shares, diluted	88,757,923	87,111,636	84,713,572	84,905,078	85,827,597
Dividends per common share, paid	$0.10	$0.15	$0.20	$0.29	$0.24
Cash Flow Data
Net cash provided by operating activities	184,349	73,945	170,827	170,354	234,409
Net cash used in investing activities	(102,205)	(179)	(241,797)	(576,075)	(174,754)
Net cash (used in) provided by financing activities	(104,900)	(55,913)	75,870	298,488	30,910
Balance Sheet Data (at year end)
Cash and cash equivalents	$184,835	$204,763	$189,763	$187,777	$289,676
Cash, restricted	12,935	15,763	12,910	9,996	15,330
Investments	—	1,000	1,000	1,000	1,000
Advances for vessels under construction	61,475	16,161	1,650	216,531	371,238
Vessels, net book value	2,633,251	2,829,447	3,028,404	2,677,061	2,053,286
Total assets	3,154,103	3,205,058	3,373,636	3,277,575	2,893,166
Long-term debt, including current portion	1,534,296	1,595,601	1,751,869	1,753,855	1,392,563
Total stockholders’ equity	1,472,319	1,506,777	1,508,138	1,417,450	1,415,072
Fleet Data
Average number of vessels	64.2	64.3	62.6	52.6	49.2
Number of vessels (at end of period)	65.0	64.0	65.0	58.0	49.0
Average age of fleet (in years)(2)	9.1	8.2	7.7	7.9	8.5
Earnings capacity days(3)	23,432	23,460	22,850	19,244	17,970
Off-hire days(4)	890	887	755	674	376
Net earnings days(5)	22,542	22,573	22,095	18,570	17,594
Percentage utilization(6)	96.2%	96.2%	96.7%	96.5%	97.9%
Average TCE per vessel per day(7)	$21,378	$18,226	$18,931	$20,412	$25,940
Vessel operating expenses per ship per day(8)	$7,716	$7,745	$7,688	$7,763	$7,933
Vessel overhead burden per ship per day(9)	$1,182	$1,152	$1,152	$1,331	$1,212

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(3)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(4)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(5)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(6)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.
(7)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2019 and 2018, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 446 days and 378 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2019	2018	2017	2016	2015
Voyage revenues	$597,452	$529,879	$529,182	$481,790	$587,715
Less: Voyage expenses	(125,802)	(125,350)	(113,403)	(106,403)	(131,878)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	720	—	2,500	3,660	560

Time charter equivalent revenues	472,370	404,529	418,279	379,047	456,397

Net earnings days	22,096	22,195	22,095	18,570	17,594
Average TCE per vessel per day	$21,378	$18,226	$18,931	$20,412	$25,940

(8)

Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(9)

Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2019 on:

•	an actual basis; and

•

an as adjusted basis giving effect to (i) debt repayments of $58.0 million, (ii) the drawdown of $39.8 million for the refinancing of the aframax tanker Marathon TS and prepayment of $31.9 million debt, (iii) the debt prepayment of $26.8 million of Archangel and Alaska and the receipt of $49.3 million net proceeds for the sale and leaseback transaction, (iv) the debt prepayment of $10.7 million for Silia T and $15.5 million gross proceeds from the sale of vessel, (v) the drawdown of $25.9 million and the payment of $31.3 million to the shipbuilding yard for the aframax tanker Caribbean Voyager, (vi) the payment of $9.3 million to the shipbuilding yard for the LNG carrier, Hull 3157, (vii) the payment of $9.2 million of preferred share dividends, (viii) the declaration of $4.8 million common share dividends and $0.4 million of dividends on Series G Redeemable Convertible Preferred Shares (the “Series G Convertible Preferred Shares”), (ix) the declaration of $4.7 million preferred share dividends, (x) the capital contribution of $4.0 million from non-controlling owners to subsidiary, (xi) the issuance of 561,136 common shares for net proceeds of $2.4 million, (xii) the conversion of 10,000 Series G Convertible Preferred Shares into 33,333 common shares.

all of which occurred after December 31, 2019 and on or before April 10, 2020.

Other than these adjustments, there has been no material change in our capitalization from debt or equity issuances, re-capitalization or special dividends between December 31, 2019 and April 10, 2020.

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

	As of December 31, 2019
In thousands of U.S. Dollars	Actual	Adjustments	Adjusted
		(Unaudited)	(Unaudited)
Cash
Cash and cash equivalents	$184,835	(50,103)	134,732
Restricted cash	12,935	—	12,935

Total cash	197,770	(50,103)	147,667

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,544,551	(61,658)	1,482,893

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 authorized, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019 on an actual basis and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding on an as adjusted basis.	18,650	(10)	18,640
Common shares, $1.00 par value; 175,000,000 shares authorized at December 31, 2019; 95,078,607 shares issued and outstanding on an actual basis and 95,673,076 shares issued and outstanding on an as adjusted basis	95,079	594	95,673
Additional paid-in capital	992,020	1,841	993,861
Accumulated other comprehensive loss	(18,353)	—	(18,353)
Retained earnings	364,000	(19,096)	344,904
Non-controlling interest	20,923	4,000	24,923

Total stockholders’ equity	1,472,319	(12,671)	1,459,648

Total capitalization	$3,016,870	(74,329)	2,942,541

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 12, 2020, about half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2020 and June 2028. Tanker charter rates declined significantly in 2016 and 2017 and further declined through most 2018, which had an adverse effect on our revenues, profitability and cash flows. Freight rates improved significantly in the latter part of 2019 and continued strong entering the second quarter of 2020. The global economy and demand for oil and oil products, is, however, subject to substantial uncertainty due to the COVID-19 outbreak and related containment efforts through the world. If rates in the charter market were to revert to low levels for any significant period in 2020, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

The current COVID-19 pandemic will have catastrophic consequences globally that will have a broad range of unavoidable consequences for the shipping industry, which could negatively affect our business, financial performance and our results of operations.

The impact of the current COVID-19 pandemic may have far-reaching repercussions on our business and industry that cannot be adequately determined at this stage. There will be many effects on the shipping industry, directly and indirectly, arising from the current pandemic. The most important issue to face the industry and our Company, given the dramatic number of fatalities since the beginning of the year, is the potential temporary or permanent loss of on-shore personnel and seafarers including individuals who have years of experience with the Company. Our suppliers, the yards that repair and build our vessels and the refineries that our vessels serve, may also suffer reductions in personnel, lost demand for their products and services and government-imposed restrictions on their operations.

The outbreak of the COVID-19 virus in early 2020 has led a number of countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The recent COVID-19 virus outbreak has introduced uncertainty in a number of areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, which if it persists for an extended period of time may, in turn, eventually impact demand for energy including oil and oil products, as well as LNG, and funds flows and sentiment in the global financial markets. The global response to the outbreak, particularly if it persists, and the economic impact thereof, could also have a material adverse effect on our ability to secure charters at profitable rates, or at all, particularly for our vessels in the spot market or with charters expiring in 2020, as demand for additional charters could be significantly affected. These factors could also have a material adverse effect on the business of our charterers, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Our business and the shipping industry as a whole is also likely to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports and delays of vessels as a result of port checks due to cases, or suspected cases, of the COVID-2019 amongst crew, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades, including the installation of ballast water treatment equipment. In addition, the impact of COVID-19 on credit markets and financial institutions could result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

The lockdowns and commitment by world governments to provide financial support to their populations during the pandemic may have serious adverse long-term effects on the economies and budgetary resources of these nations, which in turn may result in a decline in oil demand and a reduction of vessel utilization. Government-imposed lock-downs, curfews and other restrictions on businesses and personal activity in many countries may even lead to changes in prevailing governmental practices and relationships between governments and their citizens that may in turn lead to political turmoil and strife.

Failure of the continued spread of the virus to be controlled could significantly impact economic activity, and in turn eventually demand for crude oil and oil products which is currently being supported by recent declines to historically low oil prices, which could further negatively affect our business, financial condition, results of operations and cash flows.

Disruptions in world financial markets and economic conditions, including due to the COVID-19 outbreak, and protectionist trade measures and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile at times over the past decade, including in March and April 2020 as a result of the COVID-19 outbreak, and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit in the shipping industry, all of which are likely to be exacerbated by COVID-19. While the global economy had improved, it remained subject to downside risk, and the recent outbreak of COVID-19 has dramatically disrupted the global economy and is expected to cause a recession, the duration of which is unpredictable. This may also prolong tight credit markets and potentially cause such conditions to become more severe.

In addition, the process of the UK exiting the European Union, as well as continued turmoil and hostilities in the Middle East or potential hostilities elsewhere in the world and additional public health emergencies or natural disasters, could contribute to volatility in the global financial markets. These circumstances, along with the re-pricing of credit risk and the reduced participation of certain financial institutions from financing of the shipping industry, will likely continue to affect the availability, cost and terms of vessel financing. If financing is not available to us when it is needed, or is available only on unfavorable terms, our business may be adversely affected, with corresponding effects on our profitability, cash flows and ability to pay dividends.

Moreover, as a result of the slow recovery from the economic crisis in Greece and the related austerity measures implemented by the Greek government, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Financial difficulties of the European Union resulting from the UK’s exit from the European Union and challenges confronted by member states in addressing the COVID-19 pandemic, particularly Italy, may place additional pressure on the Eurozone and limit the flexibility of its leadership and member states in lending to the Greek government. Furthermore, the commitments by the Greek government to the nations’ creditors and potential shift in its policies may potentially lead to Greece’s exit from the Eurozone if not satisfied, which could affect our technical and commercial managers’ operations located in Greece.

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic, particularly if the related downturn in global economic activity is sustained, would be likely to reduce demand for oil and oil products offsetting demand support from lower oil prices. In the event that this trend falters, the production of and demand for crude oil and petroleum products will again encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command. Also, if oil prices remain at low uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline and possibly remain at low levels for a prolonged period of time.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 7% of the existing world tanker fleet at February 1, 2020, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2020. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in, or prolonged period of, already weak charter rates could have a material adverse effect on our revenues and profitability.

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

Major oil and gas producing countries in the Middle East have become involved militarily in conflicts in Iraq, Syria and Yemen. Armed conflicts with insurgents and others continue, as well, in Libya, and political unrest and instability have adversely affected the infrastructure and economic stability of Venezuela, each of which is a major oil exporting country. In addition, recent tension and instability in the Persian Gulf, including explosions on two oil tankers in June 2019 in the Strait of Hormuz, a vital passageway for international oil shipment, may adversely affect the future export of oil around the region. Any such hostility or instability could seriously disrupt the production of oil or LNG and endanger their export by vessel or pipeline, which could put our vessels at serious risk and impact our operations and our revenues, expenses, profitability and cash flows in varying ways that we cannot now project with any certainty.

The increasing number of terrorist attacks throughout the world, longer-lasting wars, international incidents or international hostilities, such as in the Ukraine, Afghanistan, Iraq, Syria, Libya, Yemen and the Korean peninsula, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Sudan, Syria, Russia and Venezuela may also impact the availability of crude oil which would increase the availability of tankers, thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and results of operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes, although our charter party agreements provide for additional War Risks insurance costs to be for charterers’ account.

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

The U.S. government’s primary Iran sanctions have remained in place throughout recent years and, as a consequence, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in U.S. dollars or any other currency.

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

We operate in a number of countries throughout the world, including countries that may have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted policies consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the “FCPA” and anti-bribery legislation in other jurisdictions. Brazilian authorities have charged certain shipbrokers with various offenses, including bribery, in connection with charters entered into between Petrobras and various shipowners, including us, and we are subject to the risk that the actions taken by these brokers, or actions of other persons and entities whom we engage or their agents, are determined to constitute a violation of such anti-corruption laws, including the FCPA, applicable to the Company. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels. The appraised value of a vessel fluctuates depending on a variety of factors including the age of the vessel, its hull configuration, prevailing charter market conditions, supply and demand balance for vessels and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to the middle of 2019, and despite the relatively young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of certain of our subsidiaries’ vessels. Vessel values recovered from the end of 2013, but again declined during 2016 and 2017 and remained at relatively low levels through 2018 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values recovered in 2019 and continued to improve into early 2020. However, they may remain at current levels for a prolonged period, again decline or rise. Low values may result in our inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in case of non-compliance or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all of our scheduled loan installments and related loan interest consistently without delay or omission.

Charters at attractive rates may not be available when our current time charters expire.

During 2019, we derived approximately 64% of our revenues from time charters, as compared to 65% in 2018. As our current period charters on 15 of the vessels owned by our subsidiary companies expire in the remainder of 2020, considering the volatile nature of the tanker market, it may not be possible to re-charter these vessels on a period basis at attractive rates. . If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all of our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all of our revenues from the payment of charter hire by our charterers. 44 of our 65 vessels are currently employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

•	the charterer fails to make charter payments to us because of its financial inability, liquidation, disagreements with us, defaults on a payment or otherwise;

•	the charterer exercises certain specific limited rights to terminate the charter;

•	we do not take delivery of a newbuilding vessel we may contract for at the agreed time; or

•

the charterer terminates the charter because the vessel fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement; or.

•	a serious accident or explosion occurs at a client refinery.

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

The spot market for crude oil and petroleum product tankers is highly competitive. Beginning in 2016, we modified our chartering strategy to place more of our subsidiaries’ vessels on time-charter. As of April 2, 2020, 21 of the vessels owned by our subsidiary companies were employed under spot charters. If we were to increase participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels may be required to use beginning in 2020. See “ —Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all of the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2019 would have resulted in a payment of approximately $172.7 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice and would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

Nikolas Tsakos is the president, chief executive officer and a director of our company and the director and sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in losing revenue or business opportunities or increase our expenses.

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

The global economic downturn that commenced in 2008 and the consequences thereof, resulted in a decrease in vessel values. Since then valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and 2018 but recovered in 2019.Although our subsidiaries currently own a relatively modern fleet, with an average age of 9.0 years as of April 2, 2020, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time to time result in asset write-downs, which could adversely affect our results of operations, such as we did in the fourth quarter of 2017, 2018 and 2019, with respect to two, five and seven of our subsidiaries’ tankers, respectively.

If TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provides to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods as a result of the growth in world economies and other employment opportunities. Although TCM has manning management arrangements with a number of accredited manning agencies in Philippines, Ukraine, Romania, Georgia, Latvia, Greece and Russia and sponsors various academies in the relevant regions, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land-based employees of TCM are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, like many other vessels internationally, some of our subsidiaries’ vessels operate under so-called “flags of convenience” and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

Contracts for newbuilding vessels present certain economic and other risks.

As of April 2, 2020, our subsidiaries have contracts for the construction of two suezmax crude carriers and one LNG carrier for delivery in 2020 and 2021. Our subsidiaries may also order additional newbuildings. During the course of construction of a vessel, we are typically required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses in the event that we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties.

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

Global financial markets and economic conditions have been disrupted and volatile for periods in recent years. At times, the credit markets as well as the debt and equity capital markets were distressed, and it was difficult for many shipping companies to obtain adequate financing. The cost of available financing also increased significantly, but for leading shipping companies has since declined. The global financial markets and economic conditions could again experience volatility and disruption in the future.

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers all or part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including one in the current year. In the event that the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

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

•

technological advances render existing LNG carriers obsolete or non-viable; or •negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

Any decline in oil prices, which can be very volatile and have recently declined to very low levels, can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. Any continued period of low oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. The recent dramatic decline in the price of oil, in part due to the COVID-19 outbreak and production increases by Saudi Arabia and other oil producing countries, could make LNG a less attractive alternative for some uses and generally lead to reduced production of LNG. Reduced demand for LNG and LNG shipping could have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

An oversupply of LNG carriers may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Driven in part by an increase in LNG production capacity and the expectation of further future capacity, the construction and delivery of new LNG carriers has been increasing. Any future expansion of the global LNG carrier fleet that cannot be absorbed by existing or future LNG projects may have a negative impact on charter rates, vessel utilization and vessel values. Such impact could be amplified if the expansion of LNG production capacity does not keep pace with fleet growth.

Hire rates for LNG carriers may fluctuate substantially and if rates are low, as is currently the case, when we are seeking a new charter, our revenues and cash flows may decline.

The COVID-19 outbreak and the significant fall in oil prices since early March 2020 has contributed to substantial declines in the price of LNG, as it did in 2014 and subsequent years as well, which coupled with delays in the completion of liquefaction and regasification facilities around the world and a high order book, particularly with vessels ordered on speculation, have led to significant declines in average rates for new spot and shorter-term LNG charters, which may persist for an extended period. If LNG charter market conditions remain weak or decline over the next eighteen months, we may have difficulty in securing new charters at attractive rates and durations for our two LNG carriers when their current charters expire and our newbuilding LNG carrier, for which we have not yet arranged employment, is delivered in 2021.

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

Oil prices declined substantially in the second half of 2014, which resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields. Oil prices recovered since that time, before declining dramatically in March 2020 due in large part to production increases by Saudi Arabia and other oil producing countries. Oil prices may continue to decline including due to any demand effects resulting from the consequences of the COVID-19 outbreak. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is the largest expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The marine fuel with low sulfur content required to comply with the 0.5% sulfur cap on marine fuels became effective on January 1, 2020, for vessels without scrubbers. Initially, low sulfur fuel was substantially more expensive compared to the existing widely used marine fuel. If this price differential continues, it could increase our fuel costs for vessels employed in the spot market. In addition, the price of fuel is an important factor in negotiating charters with customers, and rising costs of fuel could make older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments.

If our counterparties were to fail to meet their obligations under a charter agreement, we could suffer losses or our business could be otherwise adversely affected.

As of April 2, 2020, 44 of our subsidiaries’ vessels were employed under time charters and time charters with profit share. The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. The insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2020 saw an increase in costs of 4.96% partly due to the International Group of P&I Clubs‘ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the collision between the tanker “Sola TS” and the Norwegian frigate “HELGE INGSTAD“ in November 2018. The International Group of P&I Clubs continues to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2019, our debt to capital ratio was 51.2% (debt / debt plus equity), with $1.5 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2019, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

In addition, our financing arrangements, which we secured by mortgages on our vessels, impose operating and financial restrictions on us that restrict our ability to:

•	incur additional indebtedness;

•	create liens;

•	sell the capital of our subsidiaries or other assets;

•	make investments;

•	engage in mergers and acquisitions;

•	make capital expenditures;

•	repurchase or redeem common or preferred shares; and

•	pay cash dividends.

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures. As a result, restrictions contained in our financing arrangements and those of our subsidiaries, including any preferred shares issued by our subsidiary upon any exchange of our Series G Convertible Preferred Shares, on the payment of dividends may restrict our ability to fund our various activities.

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

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on the London interbank offered rate (“LIBOR”), which increased in recent years after a long period of stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and may continue to increase from these low levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective, and we may incur substantial loss.

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

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2019, Euro expenses accounted for approximately 32% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 2, 2020, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 33.3% of our outstanding common shares. The Tsakos Holdings Foundation is a

Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related To Our Common and Preferred Shares

Future sales of our common shares could cause the market price of our common shares to decline.

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional common shares in the future, including upon conversion of our currently outstanding Series G Convertible Preferred Shares, which are convertible into an aggregate of 8,716,667 of our common shares, and our shareholders may elect to sell large numbers of shares held by them from time to time.

The market price of our common shares and preferred shares may be unpredictable and volatile.

The market price of our common shares and Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares, changes in prevailing interest rates and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

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

During 2019, we paid dividends on our common shares totaling $0.10 per common share, or $8.9 million. On March 24, 2020, the Company announced a common share dividend of $0.05 per common share to be paid in June 2020. In addition, during 2019, the Company redeemed all of its Series B Preferred Shares, amounting to $50.0 million, and paid dividends on preferred shares totaling $40.4 million and in 2020 we have paid $9.2 million in dividends on preferred shares, between January 1 and April 1. A further $4.8 million in common share dividends, and $0.4 million payable on Series G Convertible Preferred Shares, have been declared for payment in June 2020 and $4.7 million in preferred share dividends have been declared for payment on April 30, 2020. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions in the Companies Act of 1981 of Bermuda, as amended, or the Companies Act, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series C, Series D, Series E and Series F Preferred Shares and Series G Convertible Preferred Shares. We may have insufficient cash to pay dividends on or redeem our Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of, and holders of preferred shares issued by, such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares may be adversely affected if we are unable to or do not pay dividends as intended.

Market interest rates may adversely affect the value of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

One of the factors that influences the price of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares is the dividend yield on these preferred shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates and have recently been increasing, may lead to lower prices for our shares when valued using their dividend yields. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividends. Accordingly, higher interest rates could cause the market prices of our preferred shares to decrease.

Our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares represent perpetual equity interests and holders of such shares will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The preferred shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time.

The payment due to a holder of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your preferred stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Holders of our Preferred Shares have extremely limited voting rights.

The voting rights of holders of Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are extremely limited. The holders of the Series G Convertible Preferred Shares generally do not have voting rights. Our common shares are the only class or series of our shares carrying full voting rights. The voting rights of holders of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are limited to the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

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

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 99 vessels and has sold 37 vessels (of which five had been chartered back and three of these eventually repurchased at the end of their charters; all three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 2, 2020, we operated a fleet of 60 modern crude oil and petroleum product tankers (including four vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers and three suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 65 vessels representing approximately 7.0 million dwt.

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

Our fleet is managed by Tsakos Energy Management, a company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting and administrative services, while subcontracting the commercial management of our business to Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Management (“TCM”). TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004 and the aframax tankers Maria Princess and Sapporo Princess which are technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 298 vessels and crewing services for an additional 64 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

As of April 2, 2020, our operational fleet consisted of the following 65 vessels:

Number of Vessels	Vessel Type
2	VLCC
12	Suezmax
19	Aframax
3	Aframax LR2
11	Panamax LR1
6	Handymax MR2
7	Handysize MR1
2	LNG carrier
3	Shuttle DP2
Total 65

Twenty-five of the operating vessels are of ice-class specification. This fleet diversity, which includes a number of sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.0 million dwt, all of which are double-hulled. As of April 2, 2020, the average age of the tankers in our current operating fleet was 9.0 years, compared with the industry average of 11.1 years.

We believe the following factors distinguish us from other public tanker companies:

•

Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $5.2 billion, including investments of approximately $4.2 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.

•

Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, and handymax tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil transportation needs. 25 of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016. We entered the shuttle tanker market with two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 delivered in March and April 2013, respectively, each of which immediately entered into a 15-year time charter with Petrobras. A third DP2 suezmax shuttle tanker, Lisboa, was delivered on May 4, 2017 for charter to a European state-owned oil major.

•

Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 96.7%.

•

High-Quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, major and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor (formerly Statoil), BP, ExxonMobil, Flopec Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine, Petrobras, Chevron, Shell and Vitol are among the regular customers of Tsakos Energy Navigation.

•

Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate two LNG carriers (with a further one on order) and three DP2 suezmax shuttle tankers, in these high-end markets.

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

As of April 2, 2020, our fleet consisted of the following 65 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Hercules	2017	300,000	2017	time charter	November 2021		Crude
2. Ulysses	2016	300,000	2016	spot	—		Crude

SUEZMAX
1. Eurovision(3)	2013	158,000	2014	time charter	September 2020		Crude
2. Euro(3)	2012	158,000	2014	time charter	August 2021		Crude
3. Decathlon(3)	2012	162,710	2016	time charter	April 2020		Crude
4. Spyros K(4)	2011	157,648	2011	time charter	May 2022		Crude
5. Dimitris P(4)	2011	157,740	2011	time charter	August 2023		Crude
6. Pentathlon	2009	158,475	2015	time charter	October 2020		Crude
7. Arctic(3)	2007	163,216	2007	time charter	March 2021	ice-class 1A	Crude
8. Antarctic(3)	2007	163,216	2007	time charter	April 2020	ice-class 1A	Crude
9. Archangel(3)(10)	2006	163,216	2006	time charter	May 2020	ice-class 1A	Crude
10. Alaska(3)(10)	2006	163,250	2006	time charter	September 2020	ice-class 1A	Crude
11. Eurochampion 2004)(10)	2005	164,608	2005	spot	—	ice-class 1C	Crude
12. Euronike(10)	2005	164,565	2005	spot	—	ice-class 1C	Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	May 2025		Crude/Products
2. Rio 2016	2013	155,709	2013	time charter	May 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	June 2028		Crude/Products

AFRAMAX
1. Caribbean Voyager	2020	115,000	2020	bareboat charter	January 2025(7)		Crude
2. Mediterranean Voyager	2019	115,000	2019	bareboat charter	October 2024(7)		Crude
3. Bergen TS	2017	112,108	2017	time charter	October 2022(7)	ice-class 1B	Crude
4. Stavanger TS	2017	113,004	2017	time charter	July 2022(7)	ice-class 1B	Crude
5. Oslo TS	2017	112,949	2017	time charter	May 2022(7)	ice-class 1B	Crude
6. Marathon TS	2017	113,651	2017	time charter	February 2022(7)	ice-class 1B	Crude
7. Sola TS	2017	112,700	2017	time charter	April 2022(7)		Crude
8. Elias Tsakos	2016	113,737	2016	time charter	June 2023(8)		Crude
9. Thomas Zafiras	2016	113,691	2016	time charter	August 2023(8)		Crude
10. Leontios H	2016	113,611	2016	time charter	October 2023(8)		Crude

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
11. Parthenon TS	2016	113,554	2016	time charter	November 2021(7)		Crude
12. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
13. Uraga Princess	2010	105,344	2010	CoA	—	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	time charter	April 2020	DNA	Crude
16. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
17. Nippon Princess	2008	105,392	2008	spot	—	DNA	Crude
18. Izumo Princess	2007	105,374	2007	time charter	August 2020	DNA	Crude
19. Sakura Princess	2007	105,365	2007	spot	—	DNA	Crude
20. Proteas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
21. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
22. Propontis	2006	117,055	2006	spot	—	ice-class 1A	Crude

PANAMAX
1. Sunray(3)	2016	74,039	2016	time charter	February 2021(9)		Crude/Products
2. Sunrise(3)	2016	74,043	2016	time charter	March 2021(9)		Crude/Products
3. World Harmony(4)	2009	74,200	2010	time charter	March 2021(5)		Crude/Products
4. Chantal(4)	2009	74,329	2010	time charter	May 2021(5)		Crude/Products
5. Selini(4)(6)	2009	74,296	2010	time charter	February 2022		Crude/Products
6. Salamina(4)(6)	2009	74,251	2010	time charter	April 2022		Crude/Products
7. Selecao(4)	2008	74,296	2008	time charter	June 2021		Crude/Products
8. Socrates(4)	2008	74,327	2008	time charter	June 2021		Crude/Products
9. Andes	2003	68,439	2003	time charter	April 2020		Crude/Products
10. Maya(6)	2003	68,439	2003	time charter	May 2020		Crude/Products
11. Inca(6)	2003	68,439	2003	spot	—		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	time charter	April 2020	ice-class 1A	Products
2. Afrodite	2005	53,082	2006	time charter	August 2020	ice-class 1A	Products
3. Ariadne	2005	53,021	2006	time charter	June 2020	ice-class 1A	Products
4. Aris	2005	53,107	2006	time charter	May 2020	ice-class 1A	Products
5. Apollon	2005	53,149	2006	spot	—	ice-class 1A	Products
6. Ajax	2005	53,095	2006	time charter	September 2020	ice-class 1A	Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion	2007	37,275	2007	spot	—	ice-class 1B	Products
4. Bosporos	2007	37,275	2007	spot	—	ice-class 1B	Products
5. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
6. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A	Products
7. Didimon	2005	37,432	2005	spot	—		Products

LNG
1. Maria Energy	2016	93,301	2016	time charter	March 2021	Membrane (161,870 cbm)	LNG
2. Neo Energy	2007	85,602	2007	time charter	March 2021	Membrane (150,000 cbm)	LNG
Total Vessels	65	7,002,872

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”).
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	Charterers have the option to terminate the charter party after at least 12 months with three months’ notice.
(6)	49% of the holding company of these vessels is held by a third party.
(7)	The charterer of each of these vessels has options to extend the term of the charter for up to seven additional years.
(8)	The charterer of each of these vessels has the option to extend the term of the charter for up to five additional years.
(9)	The charterer of each of these vessels has the option to extend the term of the charter for up to two additional years.
(10)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel’s Eurochampion 2004 and Euronike until 2022, Archangel and Alaska until 2025.

Our newbuildings under construction, as of April 2, 2020, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Suezmaxes
1. HN 8041	Q3 2020	Hyundai Samho	158,000	71.22
2. HN 8042	Q4 2020	Hyundai Samho	158,000	68.75
LNG
1. HN 3157	Q4 2021	Hyundai Heavy Industries	81,500	190.04
Total			397,500	330.01

(1)	Including any extra costs agreed as of April 2, 2020

We have arranged charters from the delivery of our two suezmax tanker newbuildings for periods from five to eleven years, including charterer options for extension. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the newbuildings and TCM provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least two-thirds of our vessels on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 2, 2020, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was approximately 68%. In the event that the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2019, 2018 and 2017 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2019	2018	2017
Time Charter—fixed rate	43%	43%	41%
Time Charter—variable rate	29%	29%	29%
Period Employment at variable rates	4%	5%	5%
Spot Voyage	24%	23%	25%
Total Net Earnings Days	22,542	22,573	22,095

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in an attempt to optimize the deployment of our fleet. Our fleet has 21 tankers currently operating on spot voyages.

We have also secured charters from the delivery of our two suezmax tanker newbuildings for periods from five to eleven years, including charterer options for extension.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance and arrange bank financing. The technical management of seven vessels was sub-contracted to third-party ship managers during 2019.

The following chart illustrates the management of our fleet as of April 2, 2020:

Technical management of the LNG carriers Neo Energy and Maria Energy, the VLCCs Hercules I and Ulysses, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, is subtracted to unaffiliated third-party ship managers.

Management Contract

Executive and Commercial Management

Pursuant to our management agreement with Tsakos Energy Management, our subsidiaries’ operations are executed and supervised by Tsakos Energy Management, based on the strategy devised by our Board of Directors and subject to the approval of our Board of Directors as described below. In accordance with the management agreement, we pay Tsakos Energy Management monthly management fees for its management of our subsidiaries’ vessels.

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. There has not been an adjustment to fees relating to the conventional oil tankers payable to Tsakos Energy Management since 2012. In 2019 and 2018, the monthly fees for operating conventional vessels were $27,500 and $20,400 for vessels chartered in or chartered out on a bare-boat basis or for vessels under construction and $35,000 for the DP2 shuttle tankers. In 2019 and 2018, the monthly fees for LNG carriers amounted to $36,877. From the above fees, fees are also paid to third-party managers for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, and the VLCCs Ulysses and Hercules I and VLCC Millennium until April 11, 2018, the date of vessel’s sale.

The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $20.1 million in 2019, $20.2 million in 2018 and $19.5 million in 2017. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Chartering. Our board of directors formulates with management our overall chartering strategy for our subsidiaries’ vessels and Tsakos Shipping, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;

•	balancing short, medium, and long-term charters in an effort to achieve optimal results for our fleet; and

•	positioning such vessels so that, when possible, re-delivery occurs at times when Tsakos Shipping expects advantageous charter rates to be available for future employment.

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2018, the Company sold the VLCC tanker Millennium and for this service, Tsakos Shipping charged a brokerage commission 0.5% of the sale price of the vessel. In 2019 and 2017 there was no such commission. The total amount paid for these chartering and acquisition brokerage commissions was $7.4 million in 2019, $6.7 million in 2018 and $6.5 million in 2017. Tsakos Shipping may also charge a fee of $200,000 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered in the five months to October 2017. No such fee was paid in 2019 or 2018.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 66 operating vessels under management (including 58 of our subsidiaries’ vessels) at April 2, 2020, totaling approximately 6.3 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 179 employees engaged in ship management and approximately 3,668 seafaring employees, of whom approximately 2,016 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists of tankers.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2019.

Customer	Year Ended December 31, 2019
Equinor (ex-Statoil)	13.0%
Petrobras	11.5%
Koch	9.8%
Shell	8.5%
Flopec	7.0%
Litasco	6.3%
Vitol	5.0%
Seariver	4.0%
Cheniere	3.8%
CSSA	3.4%
HMM	3.3%
Sinopec	3.1%
Glovis	2.9%
BP Shipping	2.3%
Chevron	2.1%
ST Shipping	1.5%
Trafigura	1.3%
ENI	1.3%
Prime	1.1%
PMI	0.8%

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

IMO. The International Maritime Organization (“IMO”) has adopted international conventions that impose liability for oil pollution in international waters and in a signatory’s territorial waters, including amendments to Annex I of the 1973 International Convention for the Prevention of Pollution from Ships (“MARPOL”) which set forth upgraded requirements for oil pollution prevention for tankers. These regulations are effective in relation to tankers in many of the jurisdictions in which our tanker fleet operates. They provide that: (1) tankers 25 years old and older must be of double-hull construction and (2) all tankers will be subject to enhanced inspections. All of the vessels in our fleet are of double hull construction. The regulations are intended to reduce the likelihood of oil pollution in international waters. These amendments became effective on April 5, 2005.

On January 1, 2007, Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and to clarify the requirements for new and existing tankers.

Regulation 12A of MARPOL Annex I came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010, and all ships for which shipbuilding contracts were placed on or after August 1, 2007. Since March 1, 2018, Form B of the Supplement to the International Oil Pollution Prevention Certificate contained in MARPOL Annex I has been amended to simplify its completion with respect to segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tons deadweight or more constructed after 1982.

MARPOL Annex IV entered into force on September 27, 2003, and requires ships engaged in international voyages and certified to carry more than 15 persons to have systems and controls in place to deal with human sewage, for governments to have port reception facilities and a requirement for survey and certification. Annex IV prohibits the discharge of sewage into the sea, except when the ship has an approved sewage treatment plant in operation or when the ship is discharging comminuted and disinfected sewage using an approved system at a distance of three nautical miles from the nearest land.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It set limits on sulfur oxide and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for the designation of special areas known as Emission Control Areas (“ECAs”) where more stringent controls on sulfur emissions would apply. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention Certificate evidencing compliance with Annex VI. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, NOx and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which were fully phased in at the beginning of 2020, and by establishing three tiers of NOx emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in ECAs. The U.S. ratified the amendments in October 2008. Annex VI was implemented in the U.S. through the Act to Prevent Pollution from Ships (“APPS”). Annex VI, APPS and implementing regulations promulgated by the U.S. Environmental Protection Agency (“EPA”) under the Clean Air Act (“CAA”) impose engine-based and fuel-based standards that apply to U.S. flagged ships wherever located, and to non-U.S. flagged ships operating in U.S. waters, as well as ships operating within the 200 nautical mile border around the U.S., including the North American ECA and the U.S. Caribbean ECA, which encompasses waters around Puerto Rico and the U.S. Virgin Islands. The APPS statute requires engine manufacturers, owners and operators of vessels, and other persons to comply with Annex VI of MARPOL. The EPA and the U.S. Coast Guard (the “USCG”) enforce these requirements pursuant to authority under APPS, the CAA and a 2011 Memorandum of Understanding between the EPA and the USCG setting forth the terms by which the EPA and the USCG mutually cooperate in enforcement and implementation.

Amendments to Annex VI to address greenhouse gas (“GHG”) emissions from shipping came into force on January 1, 2013. New vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile (the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). All our vessels have SEEMPs. The EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier was placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements.

We have obtained International Air Pollution Prevention certificates for all of our vessels. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III emission control areas (discussed in further detail below) and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.5% mass by mass (“m/m”) as opposed to the current global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships are not permitted to transport fuels containing more than 0.5% m/m sulfur content for use on board, unless the ship has an approved exhaust cleaning system or “scrubber” fitted. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business.

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information was mandatory beginning April 9, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. Since January 1, 2008, under the Anti-fouling Convention, exteriors of vessels have had to be either free of the prohibited compounds or have had coatings that act as a barrier to the leaching of the prohibited compounds applied. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained International Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers, including those contained in the International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”), the Existing Ships Carrying Liquefied Gases in Bulk (“EGC Code”) and the Code of the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“GC Code”). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. With effect from January 1, 2021, Annex II MARPOL will impose stricter controls on the discharge of noxious liquid substances residues in specified areas (North West European waters, Baltic Sea area, Western European waters and the Norwegian Sea). In these areas prewash and discharge to a port reception facility will be required for cargo residues and tank washings containing persistent floating products (for example, certain vegetable oils and paraffin-like cargoes).

On January 1, 2013, MARPOL Annex V regulations came into force with regard to the disposal of garbage from ships at sea. These regulations prohibit the disposal of garbage at sea other than certain defined permitted discharges or when outside one of the MARPOL Annex V “special areas” in which, for reasons relating to their oceanographical and ecological condition and/or their sea traffic, the adoption of special mandatory methods for the prevention of sea pollution is required. Under MARPOL, these special areas are provided with a higher level of protection than other areas of the sea. These areas are the: (i) Mediterranean Sea; (ii) Baltic Sea; (iii) Black Sea; (iv) Red Sea; (v) Gulfs area; (vi) North Sea; (vii) Antarctic sea; and (viii) Wider Caribbean region including the Gulf of Mexico and the Caribbean Sea. The regulations do not only impact the disposal of “traditional garbage” but also the disposal of harmful hold washing water and cargo residues. Products considered suitable for discharge are those not defined as harmful by the criteria set out in MARPOL Annex III and which do not contain carcinogenic, mutagenic or reprotoxic components. We have a protocol in place to ensure that (i) garbage is disposed of in accordance with the Annex V regulations and that the vessels in our fleet maintain records showing that any cleaning agent or additive used was not harmful to the marine environment and (ii) the supplier provides a signed and dated statement to this effect, either as part of a Material Safety Data Sheet (“MSDS”) or as a stand-alone document. Our protocol addresses the Annex V special areas and we do not consider them likely to adversely affect our ability to operate our vessels.

In October 2016, the IMO adopted amendments to Annex V which place responsibility on shippers to determine whether or not their cargo is hazardous to the marine environment (with such categorization to be carried out in accordance with the UN Globally Harmonized System of Classification and Labelling of Chemicals) and introduced a two-part garbage record book which splits cargo residues from garbage other than cargo residues. These amendments entered into force on March 1, 2018. We have policies and procedures in place to ensure compliance with these amendments to Annex V.

Tsakos Columbia Shipmanagement S.A., or TCM, our technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

In addition, the European Union and countries elsewhere have considered stricter technical and operational requirements for tankers and legislation that would affect the liability of tanker owners and operators for oil pollution. Any additional laws and regulations that are adopted could limit our ability to do business or increase our costs. The results of these or other potential future regulations could have a material adverse effect on our operations.

Under the current regulations, the vessels of our existing fleet will be able to operate for substantially all of their respective economic lives. However, compliance with the regulations regarding inspections of all vessels may adversely affect our operations. We cannot at the present time evaluate the likelihood or magnitude of any such adverse effect on our operations due to uncertainty of interpretation of the IMO regulations.

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

The International Convention for the Safety of Life at Sea (“SOLAS”) was amended in November 2012 to incorporate mandatory maximum noise level limits for machinery spaces, control rooms, accommodation and other spaces on board vessels. The amendments came into force on July 1, 2014 and require ships of 1,600 gross tons or more, for which the building contract was placed on or after July 1, 2014 or were constructed on or after January 1, 2015 or will be delivered on or after July 1, 2018 to be constructed to reduce on-board noise and to protect personnel from noise on board ships. All of our vessels comply with existing guidelines, and our new buildings will meet the applicable requirements.

SOLAS Regulations II-2/4.5 and II-2/11.6 have been amended to clarify the provisions relating to the secondary means of venting cargo tanks in order to ensure adequate safety against over and under pressurization. SOLAS Regulation II-2/20 relating to the performance of ventilation systems was also amended. These changes apply to all tankers constructed on or after January 1, 2017. All of our tankers constructed on or after January 1, 2017 comply with, and our new buildings will meet, these requirements.

SOLAS Regulation II-2 10.10.1 and 10.10.3 have been amended and require ships constructed on or after July 1, 2014 to be fitted with the following by July 1, 2019: a) compressed air breathing apparatus fitted with an audible alarm and a visual or other device which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters; b) a minimum of two two-way portable radiotelephone apparatus for each fire party for fire-fighter’s communication. The two-way portable radiotelephone apparatus must be explosion-proof or intrinsically safe. Fire parties are individuals or groups listed on the muster list.

Performance standards for Enhanced Group Call (“EGC”) and NAVTEX Equipment have also been amended. Such equipment installed after July 1, 2019 must comply with SOLAS IV/7 and SOLAS IV/14.

SOLAS Regulations III/3 and III/20 were amended effective January 1, 2020. From this time all ships must comply with requirements for maintenance, thorough examination, operational testing, overhaul and repair of lifeboats and rescue boats, launching appliances and release gear contained in SOLAS Chapter III.

The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”) and its associated Code was amended in June 2010 (the “Manila Amendments”) with such amendments entering into force on January 1, 2012, with a five-year transitional period until January 1, 2017. As of 2018 all seafarers are required to meet the STCW standards and be fully certified in accordance with the revised STCW amendments. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. From January 1, 2017, all of our crew STCW Convention certificates have been issued, renewed and revalidated in accordance with the provisions of the Manila Amendments.

The Nairobi Wreck Removal Convention 2007 (“Wreck Convention”) entered into force on April 14, 2015. The Wreck Convention provides a legal basis for sovereign states to remove, or have removed, shipwrecks that may have the potential to affect adversely the safety of lives, goods and property at sea, as well as the marine and coastal environment. Further, the Wreck Convention makes ship owners financially liable for wreck removal and requires them to take out insurance or provide other financial security to cover the costs of wreck removal. All of our fleet has complied with the certification requirements stipulated by the Wreck Convention with regards to financial security.

OPA 90. The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the U.S. or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S.’s territorial sea and its two hundred nautical mile exclusive economic zone. The USCG is the lead federal agency that enforces OPA 90.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. OPA 90 follows a “polluter pays” principle, and as such, the responsible party is liable for damages under OPA 90 up to statutory liability limits. OPA 90 does allow the responsible party to recover against a third party based on contractual indemnity or via contribution.

OPA 90 allows for the recovery of a broad category of damages, which are defined broadly to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources. OPA 90 also expressly excludes the economic loss rule that would normally require a proprietary interest in property before allowing for recovery of economic losses.

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. The limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,300 per gross ton or $19,943,400.

These limits of liability would not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations or by the responsible party (or its agents or employees or any person acting pursuant to a contractual relationship with the responsible party) or by gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We continue to maintain, for each of our vessels, pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the insurance coverage available, in which case there could be a material adverse effect on us.

Under OPA 90, with some limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls, and existing vessels which do not comply with the double-hull requirement should have been phased out by December 31, 2014. All of our fleet is of double-hull construction.

OPA 90 requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, letter of credit, self-insurance, guaranty or other satisfactory evidence. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. OPA 90 requires an owner or operator of a fleet of tankers only to demonstrate evidence of financial responsibility in an amount sufficient to cover the tanker in the fleet having the greatest maximum liability under OPA 90.

OPA 90 specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

Owners or operators of tankers operating in U.S. waters are required to file vessel response plans with the USCG for approval, and their tankers are required to operate in compliance with such approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge,” (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions. All our vessels have approved vessel response plans.

We intend to comply with all applicable USCG and state regulations in the ports where our vessels call.

Environmental Regulation

The U.S. Comprehensive Environmental Response, Compensation, and Liability Act. The U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) applies to spills or releases of hazardous substances other than petroleum or petroleum products, whether on land or at sea. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, and on other specified parties. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $500,000 per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited.

U.S. Clean Water Act. The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Additionally, the CWA provides for the potential application of civil or criminal penalties for a pollution incident. Under EPA regulations, vessels must obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. territorial or inland waters. Commercial vessels greater than 79 feet in length are required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) Vessel General Permit (the “VGP”) to discharge ballast water and other wastewater into U.S. waters by submitting a Notice of Intent (a “NOI”). The most recent VGP (the “2013 VGP”) became effective in December 2013 and then expired on December 18, 2018, although its provisions remain in force, as described below. The 2013 VGP requires vessel owners and operators to comply with a range of best management practices, reporting, record keeping and other requirements for a number of incidental discharge types and incorporates current USCG requirements for ballast water management, as well as supplemental ballast water requirements. The 2013 VGP included ballast water numeric discharge limits and best management practices for certain discharges. On June 11, 2012 the USCG and the EPA published a memorandum of understanding which provides for collaboration on the enforcement of the VGP requirements, and the USCG routinely includes the VGP as part of its normal Port State Control inspections.

On December 4, 2018, the Vessel Incident Discharge Act (“VIDA”) was signed into law establishing a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP will remain in force and effect until the USCG regulations are finalized, which the regulators advise are expected to be issued in 2022.

We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the associated obligations will have a material impact on our operations.

The Clean Air Act. The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On December 22, 2009, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters, and to all U.S. flagged vessels regardless of location. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in NOx by 2030, which has applied from the beginning of 2016, requiring the use of emission control technology.

IMO Emission Control Areas. All vessels operating in the North American and Caribbean ECAs discussed above must use fuel with a sulfur content of 0.1%. Since January 1, 2016, NOx after-treatment requirements have also applied. California implemented a 24 nautical mile zone within which fuel must have a sulfur content of 0.1% or less on January 1, 2014. Currently, the California regulations run in parallel with the emissions requirements in the North American and Caribbean ECAs. Compliance with the North American and Caribbean ECA emission requirements, as well as the possibility that more stringent emissions requirements for marine diesel engines or port operations by vessels will be adopted by the EPA or the states where we operate, could entail significant capital expenditures or otherwise increase the costs of our operations. Similarly, the EU has ECAs in place in the Baltic Sea and the North Sea and English Channel, within which fuel with a sulfur content in excess of 0.1% has not been permitted since January 1, 2015. The EU Commission is currently investigating the possibility of placing ECAs in the Mediterranean Sea and Black Sea. In addition, the EU Sulphur directive has since January 1, 2010 banned inland waterway vessels and ships berthing in EU ports from using marine fuels with a sulfur content exceeding 0.1% by mass. The prohibition applies to use in all equipment including main and auxiliary engines and boilers. Some EU Member States also require vessels to record the times of any fuel-changeover operations in the ship’s logbook.

The MEPC in May 2013 voted to postpone the implementation of MARPOL Annex VI Tier III standards until 2021. However, as the MEPC subsequently agreed that Tier III standards shall apply to marine diesel engines that are installed on a ship constructed on or after January 1, 2016 which operate in the North American ECA or the Caribbean ECA, Tier III standards do apply now. In July 2017, the IMO adopted additional amendments to MARPOL Annex VI to introduce the Baltic Sea and the North Sea as ECAs in respect of the sulfur content of fuels. Both ECAs will be enforced for ships constructed on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines or install an “additional” engine. On January 1, 2019, the Baltic Sea and North Sea ECAs were extended to cover NOx. Regulation 13 of MARPOL Annex VI requires engines with a power output of more than 130 kilowatts installed or replaced on or after January 1, 2021 to be Tier III certified if operated in the Baltic Sea and North Sea NOx ECAs. There is an exemption to the Tier III requirement to allow ships fitted with dual-fuel engines or only Tier II engines to be built, converted, repaired or maintained at shipyards located inside NOx ECAs if there is not an available, feasible Tier III engine and retrofitting the Tier II engine is not feasible. Regulation 18.5 of MARPOL Annex VI requires ships of 400 gross tons and above to have on board a Bunker Delivery Note (“BDN”) which records details (as set forth in Appendix V) of fuel oil delivered and used on board for combustion purposes. The BDN also provides the designation requirements for refiners, importers and distributors. The BDN now includes a selection box obliging the purchaser to obtain a notification from the fuel supplier’s representative that fuel is intended to be used in compliance with MARPOL, if the fuel supplied exceeds the 0.5% sulfur limit.

HNS Convention. Our vessels also may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, created in 1996 and as amended by the Protocol adopted in April 2010 (as amended, the “HNS Convention”) if enters into force. The HNS Convention would create a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover an incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force. In March 2020, EU ministers signed a declaration highlighting the importance of the ratification of international maritime conventions, including the 2010 HNS Convention. This may hasten the HNS Convention’s entry into force.

The Maritime Labour Convention. The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. Since January 18, 2017, all ships which are subject to the MLC have been required to carry and display on board two certificates confirming that financial security is in place for a) shipowners’ liabilities in the event of abandonment and b) contractual payments for death or long-term disability, as set out in relevant the employment agreement. As of December 26, 2020, shipowners will be obliged to pay wages and other entitlements to seafarers where the seafarer is held captive as a result of piracy or armed robbery. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

European Union Initiatives. In September 2005, the European Union adopted legislation to incorporate international standards for ship-source pollution into European Community law and to establish penalties for discharge of polluting substances from ships (irrespective of flag). Since April 1, 2007, Member States of the European Union have had to ensure that illegal discharges of polluting substances, participation in and incitement to carry out such discharges are penalized as criminal offences and that sanctions can be applied against any person, including the master, owner and/or operator of the polluting ship, found to have caused or contributed to ship-source pollution “with intent, recklessly or with serious negligence” (this is a lower threshold for liability than that applied by MARPOL, upon which the ship-source pollution legislation is partly based). In the most serious cases, infringements will be regarded as criminal offences (where sanctions include imprisonment) and will carry fines of up to Euro 1.5 million. On November 23, 2005 the European Commission published its Third Maritime Safety Package, commonly referred to as the Erika III proposals, and two bills (dealing with the obligation of Member States to exchange information among themselves and to check that vessels comply with international rules, and with the allocation of responsibility in the case of accident) were adopted in March 2007. The Treaty of Lisbon entered into force on December 1, 2009 following ratification by all 27 European Union member states and identifies protection and improvement of the environment as an explicit objective of the European Union. The European Union adopted its Charter of Fundamental Rights at the same time, declaring high levels of environmental protection as a fundamental right of European Union citizens. Additionally, the sinking of the Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

The EU has also adopted legislation that (1) requires member states to refuse access to their ports by certain substandard vessels, according to vessel type, flag and number of previous detentions; (2) obliges member states to inspect at least 25.0% of vessels using their ports annually and increase surveillance of vessels posing a high risk to maritime safety or the marine environment; (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution.

The Council of the EU has approved the implementation of its 2013 strategy for integrating maritime transport emissions into the EU’s GHG reduction policies, and Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide (“CO2”) emissions from maritime transport was adopted on April 29, 2015. It obliges owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per voyage and annual basis, from January 1, 2018. There are provisions for monitoring, reporting and verifying (“MRV”) of CO2 emissions from vessels using EU ports, to apply from January 1, 2018. From 2019, by April 30 each year all ships above 5,000 gross tons, regardless of flag, calling at EU ports must submit a verified emissions report annually to the European Commission and the vessel’s flag state. From 2019, by June 30 each year vessels must carry a valid Document of Compliance (“DOC”) confirming compliance with Regulation (EU) 2015/757 for the prior reporting period. This DOC must be made available for inspection at EU ports. Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013. The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading Scheme (“ETS”). In March 2020 the European Commission proposed a draft European Climate Law which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050. Although the situation is still developing, proposals include extending emissions trading to the maritime sector.

Vessel Recycling Regulations. The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on November 20, 2013, and anticipates the international ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009 (“Hong Kong Convention”). The Hong Kong Convention will enter into force 24 months after the following conditions are met: (1) not less than 15 IMO member states have become signatories, (2) the signatories represent at least 40% of the gross tonnage of the world’s merchant shipping, and (3) the combined maximum annual ship recycling volume of the signatories during the preceding 10 years constitutes at least 3% of the gross tonnage of the combined merchant shipping of the signatories. The Hong Kong Convention has not yet been adopted by the necessary number of member states, but after India’s recent adoption, the current member states represent approximately 29.42% of the gross tonnage of the world’s merchant tonnage.

By December 31, 2020, the Ship Recycling Regulation requires vessels flying the flag of EU Member States to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation is extended to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. A certified inventory of hazardous materials (“IHM”) first requires a survey carried out by the shipowner or a hazardous materials experts, and then the relevant flag state administration will issue a statement of compliance to the vessel after verifying the IHM. The IHM will be subject to periodic checks during renewal surveys every five years and during port state control inspections. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities and grants an EU Member State the right to detain, dismiss or exclude non-compliant vessels from their ports or offshore terminals.

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The U.S. is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002, but the Supplementary Fund Protocol was adopted in 2003 and entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the 1992 CLC Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6,155,248 plus approximately $861 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $122,518,096. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 31, 2020. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 CLC Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 CLC Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 CLC Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 CLC Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The USCG adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 – 5,000 cubic meters , their first scheduled drydock after January 1, 2014. The USCG must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (“CGMIX”) web page. As of April 2020, there are 29 approved treatment systems which have obtained USCG type approval and 10 are under review. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. Under the BWM Convention, all ships in international traffic are required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and all ships of 400 gross tons and above have to be surveyed and issued with an International Ballast Water Management Certificate. The BWM Convention sets out two standards of compliance, D1 and D2. The D1 standard requires ships to exchange ballast water in open seas away from coastal areas. The D2 standard in Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water. All ships must maintain the D1 standard until required to comply with the D2 standard. All ships constructed after entry into force of the BWM Convention (September 8, 2017) will have to be compliant on delivery with the D2 standard. Existing ships are required to be compliant with the D2 standard by their first International Oil Pollution Prevention (“IOPP”) renewal survey on or after September 8, 2017. Ships constructed before September 8, 2017 are required to comply with the D2 standard at the first IOPP renewal survey on or after September 8, 2019. All ships must have installed a ballast water treatment system which is compliant with the D2 standard by September 8, 2024. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries.

Our vessels will comply with the BWM Convention in accordance with its terms, though the cost of compliance may result in us incurring costs to install approved ballast water treatment systems on our vessels.

Polar Regulations. In November 2014 the IMO adopted the International Code for Ships Operating in Polar Waters (the “Polar Code”) and related amendments to SOLAS to make it mandatory. The Polar Code comprises of detailed requirements relating to safety, design, construction, operations, training and the prevention of environmental pollution. The Polar Code applies to all shipping and maritime operations, apart from fishing boats, ships under 500 tons and fixed structures. The Polar Code entered into force on January 1, 2017 and applies to new ships constructed after that date. Ships constructed before January 1, 2017 are required to meet the relevant requirements of the Polar Code by their first intermediate or renewal survey, whichever occurs first, after January 1, 2018. The Polar Code brings with it numerous requirements and necessities for all ships trading in the polar regions and therefore a great deal of investment will be needed to operate in this region. It is our intention to comply with the Polar Code as implemented through MARPOL and SOLAS and with the applicable training requirements of the STCW Convention.

MARPOL Annex I regulation 43 concerning special requirements for the use or carriage of oils in the Antarctic area to prohibit ships from carrying heavy grade oil on board as ballast, came into force on March 1, 2016. Our vessels comply with it.

Greenhouse Gases. In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Although the Kyoto Protocol requires adopting countries to implement national programs to reduce emissions of GHGs, emissions of GHGs from international shipping are not subject to the Kyoto Protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new treaty would be adopted in 2015 to come into effect in 2020. There is pressure to include shipping in any new treaty. We refer to the discussion above of the regulation of GHG emissions from ocean-going vessels under the CAA and EU GHG emissions regulations. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control GHG emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

The Hong Kong Air Pollution Control (Marine Light Diesel) Regulations, which entered into force on April 1, 2014, provide that the sulfur content of marine light diesel supplied to vessels in Hong Kong must contain 0.05% sulfur content or less. From January 1, 2019, the Hong Kong Air Pollution Control (Fuel for Vessels) Regulation has required all vessels, irrespective of whether they are sailing or berthing, to use fuel containing 0.5% sulfur content or less or any other fuel approved by the Director of Environment Protection. Vessels equipped with scrubbers may apply for an exemption.

From January 1, 2019, vessels must switch to fuel with a sulfur content not exceeding 0.5% prior to entering China’s territorial sea. From March 1, 2020 vessels in Chinese waters must not carry fuel oil with a sulfur content exceeding 0.5%. From July 1, 2019, vessels other than tankers capable of receiving shore power must use shore power whilst in China’s coastal and inland ECAs (the Yangtze and Xi Jiang Rivers) if berthing for more than 3 hours and 2 hours, respectively. While in China’s coastal and inland ECAs, vessels may not discharge effluent from open loop exhaust gas cleaning systems. From January 1, 2020, vessels entering China’s inland ECAs must use fuel with a sulfur content not exceeding 0.1% while operating within the inland ECA. From January 1, 2022, vessels must use fuel with a sulfur content not exceeding 0.1% while operating within the Hainan Coastal ECA. Ships of over 400 gross tons or more or powered by engines of 750 kilowatts or more calling at a port in China must report the energy consumption data of their last voyage to the China Maritime Safety Administration before leaving port.

From January 1, 2019, ships not fitted with scrubbers are required to burn fuel with a sulfur content not exceeding 0.5% when entering Taiwan’s international commercial port areas.

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of April 2, 2020, 189 of the 197 countries who were party to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which will take effect on November 4, 2020. The shipping industry was not included in emissions controls; however, with growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, it is possible that the shipping industry may be subject to further regulation as a result of COP 21.

In April 2018 the IMO’s MEPC adopted an initial strategy on the reduction of GHG emissions from ships. The initial strategy aims to reduce the total GHG emissions from ships, based upon emissions in 2008, by at least 50% by 2050, while at the same time pursuing efforts towards phasing them out entirely. A follow up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019 amendments to Regulation 22A of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use is part of these initiatives.

On June 29, 2017, the Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA is a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. The GIA includes 18 members including, but not limited to, shipowners, operators, classification societies, and oil companies. The GIA has been extended until 2023.

In June 2017, the IMO’s Maritime Safety Committee adopted requirements for cyber-risk management systems to be incorporated by ship owners and managers by 2021. U.S. agencies have indicated that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Compliance might require companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such IMO requirements or potential regulations is hard to predict at this time.

Trading Restrictions. The Company is aware of the restrictions applicable to it on trading with Crimea, Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

Its vessels are not chartered to any Crimean, Cuban, Iranian, North Korean, Sudanese, Syrian or Venezuelan companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran from the vessels’ trading unless agreed between owner and charterer after taking into account all relevant sanctions legislation.

Between January 1, 2019 and April 2, 2020, the Company’s vessels made 2,886 port calls around the world, none of which were to those countries.

None of the vessels the Company owns, operates or charters have provided, or are anticipated to provide, any U.S.-origin goods to these countries, or involve employees who are U.S. nationals in operations associated with these countries. No U.S. companies or U.S. dollar payments are involved in any operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

The Company is also aware of the less onerous restrictions on trading with other countries, including but not limited to Libya and Russia. It has complied with those restrictions and intends to continue to so comply in all respects.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 2, 2020. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Syria and Iraq, economic sanctions, including those with respect to Iran, and terrorist attacks such as those made in various international locations (Somalia, Kenya, Yemen, Nigeria) and pirate attacks repeatedly made upon shipping in the Indian Ocean, off West Africa and in South East Asia, may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade. Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include Euronav, Teekay Shipping Corporation, Frontline, International Seaways, Inc., DHT, Ardmore and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Legal proceedings

We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we were involved as of April 2, 2020, individually and in the aggregate, was not material to us.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Company Overview

As of April 2, 2020, the fleet consisted of 65 double-hull vessels with an average age of 9.0 years, comprised of 60 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also had two suezmax tankers and one LNG carrier under construction with expected deliveries in 2020 and 2021. The current operational fleet consists of two VLCCs, fifteen suezmaxes (including three DP2 shuttle tankers), seventeen aframaxes, three aframax LR2s, eleven panamax LR1s, six handymax tankers, seven handysize tankers and two LNG carriers. All vessels are owned by our subsidiaries, other than four suezmax tankers which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2019

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

A slowdown in global economic growth in 2019 contributed to certain countries and industrial sectors, already enfeebled by poor economic direction, suffering more stress than they could afford. This was the backdrop as to how the tanker sector would fare throughout the year. An important exception was the United States which enjoyed a particularly strong economy during this period; however, even the U.S. was subject to vulnerabilities and downside risks that have occurred in early 2020 as a result of the COVID-19 pandemic and related policy decisions.

For a large part of 2019, apart from a slight recovery in the middle, there remained uncertainty largely caused by actual and threatened trade wars between two of the largest world economies, China and the United States. In this environment a slowdown in investments in capital goods and spending on consumer goods resulted. While this hurt dry ships more than tankers, owners of tankers were embroiled in their own dilemma of how to renew their fleet in light of looming environmental regulations and in particular whether to invest in upgrading their vessels to install sulphur exhaust gas cleaning systems or to accept the risk of dependency on available low sulphur fuel.

Fortunately, lower interest rates, brought about by the determination by central banks, including the US Federal Reserve, to boost consumer expenditure and maintain employment levels, also helped ship owners to secure the financing that they sought to make such investments, made easier if the owner had a strong reputation and a charter in place with a renowned oil major. While lower interest rates were a welcome blessing to cash starved shipping companies, especially those companies that had adopted a chartering policy based on spot voyages, the continuous threat of trade wars and actual imposition of higher tariffs also had a damaging effect on the shipping sector albeit less so for tanker companies with fixed lucrative time-charters.

The crude oil tanker market became more difficult by mid-2Q19 as production cuts by OPEC continued and exports from Venezuela and Iran were hampered by US sanctions. Refinery maintenance started earlier than expected in anticipation of forthcoming regulations in the new year, but some recovery occurred later in the year, first as a result of growing U.S.oil exports, with Brazil also contributing, then with U.S. sanctions against Cosco, and finally with completion of refinery maintenance.

After a strong end to 2018 and a relatively strong beginning to 2019, LNG carrier spot rates weakened, due to a restart of nuclear facilities in Japan and warmer weather than expected, though strengthening moderately later in the year before softening in the latter part of 2019. In the longer run, new liquefaction projects are expected to start up that should give a lift to the sector in terms of long-haul voyages and ultimately to rates. However, to date this year there has not been a significant recovery. On the contrary, a sharp increase in newbuildings and delays in completion of LNG projects, as well as pandemic and oil price concerns, has put a damper on rate expectations for the near future.

Before the possibility of a pandemic in 2020 had even been taken into consideration in 2020 forecasts, most predictions relating to the world economy and, more specifically, the shipping sector, and for tankers in particular, focused on the major concerns and uncertainties related to how the new IMO regulations would impact the sector. However, most market observers and tanker company managements felt confident that 2020 would mark a significant turnaround in fortunes, a sentiment that was given considerable support by the results of the fourth quarter and by the relative smoothness of the implementation of the regulations, and by faith in the strong fundaments that continued to exist; adequate oil supply, fewer vessels entering the arena and reasonable growing demand.

However, growth prospects in leading economies were still a cause for concern, the lingering impact of trade barriers still giving rise to uncertainty. The German economy, heavily dependent on exports, remains lethargic, with GDP expectations low, albeit higher than most other major economies. India’s GDP growth forecasts have also seen a significant reduction, after a strong 2019, with more reforms still needed in several key sectors, but remaining a star within the rankings of leading economies and important to the shipping sector. The other BRIC countries also suffered slower activity and continue to do so. The one nation that was showing real strength through most of 2019 and entering 2020 has been the United States with determined efforts to ensure that the financial system is healthy enough to withstand any major disruption, by reducing interest rates and purchasing government debt.

Looking forward, it appears clear that the U.S. will continue to dominate growth of oil supply in the coming years ahead, due to the tremendous availability of supply from shale oil, to the extent that in a number of years it is expected that U.S. oil exports will surpass Russia and possibly Saudi Arabia. This growth of oil supply will be supplemented from other, non-OPEC, sources including Brazil and Canada, pushed by demand from China and India, although it remains to be seen as to what extent the COVID-19 pandemic and its consequences may stymie demand growth in the near future.

In addition, from the beginning of 2020, tankers are obliged to adhere to the new environmental regulations imposed by the IMO. Expectations that this would result in major disruptions would appear not to have occurred, while both crude and product carriage trades have benefitted due to heavier throughput at the refineries producing available compliant fuels and the need to ensure that appropriate fuel is made available world-wide. To date it would appear that serious absence of compliant fuel has not occurred and that instances of supply of damaging contaminated fuel have been limited.

The global fleet overcapacity that has contributed so much to suppressing freight rates over the past two years now appears to have largely dissipated, starting from late 2018 with rates beginning to improve as Asian demand increased, fed by U.S. exports, and as the orderbook has shrunk to levels well under 10% of the existing fleet, while those newbuildings that have been delivered in recent months appear to have been comfortably absorbed by the fleet without causing significant negative impact. As far as future ordering is concerned, it appears that many owners are hesitant to make significant commitments in new tonnage without having a clearer picture of the impact of further environmental regulations and what new technology will be required or available.

The impact of the pandemic has negatively impacted demand for oil within the first quarter of 2020, but has since been overshadowed by the lack of ability for OPEC and Russia to agree on significant oil production cuts, leading Saudi Arabia to cut prices and increase production. This in turn has given rise to on-shore storage facilities becoming full, resulting in a significant increase in off-shore storage and in longer-haul voyages, reducing the number of vessels available for trade. As a consequence, freight rates and charter hire on renewal of time-charters have increased to historically high levels. This is likely to last throughout the remainder of 2020, unless the major producers decide to implement production cuts, or, extensive de-stocking takes place, or the pandemic impacts demand to an even greater extent as a result of the stringent measures around the world to contain the spread of the virus. Such efforts are likely to deter energy consumption, leading to a significant drop in demand for oil in mid-2020, which will potentially impact second and third quarter results negatively. In the longer run, however, the lack of orders for tanker newbuildings, the expectation of increased scrapping of tankers as the global fleet, now at an average age of about 11 years, continues to age, and the fact that about 7% of the fleet is over 20 years, suggests that prospects for the tanker market are likely to remain positive for the foreseeable future with the possibility of a positive rebound once the pandemic is under control and expires.

Our fleet achieved voyage revenues of $597.5 million in 2019, an increase of 12.8% from $529.9 million in 2018. The average size of our fleet decreased slightly in 2019 to 64.2 vessels from 64.3 vessels in 2018, and fleet utilization was 96.2% during 2019 and during 2018. The market remained strong in the first quarter of 2019, followed by a reasonable decline in the second and third quarter mainly due to seasonality and improved significantly in the fourth quarter of the year due to higher oil production. Our average daily time charter rate per vessel, after deducting voyage expenses, increased to $21,378 in 2019 from $18,226 in 2018, mainly due to the strong freight market. Operating expenses decreased by 0.8% to $180.2 million in 2019 from $181.7 million in 2018 with almost the same average number of vessels between respective periods.

Depreciation and amortization totaled $139.4 million in 2019 compared to $146.8 million in 2018 due to the classification of three vessels as held for sale in April 2019. General and administrative expenses, which include management fees and incentive awards were $27.7 million in 2019 and $27.0 million in 2018, the increase mainly due to increased consultant fees and new project costs.

In 2019, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels and vessels under construction as of December 31, 2019 indicated the need for a $26.6 million impairment charge. Management performed a qualitative assessment considering impairment indicators and evaluated the need of $1.0 million impairment on its investment in 2019.

There was operating income of $85.9 million in 2019 compared to an operating loss of $28.1 million in 2018. Interest and finance costs, net, decreased by 2.7% in 2019 to $74.7 million, mainly due to decreased level of average debt during the year. Net income attributable to the Company was $15.1 million in 2019 compared to a net loss of $99.2 million in 2018. The effect of preferred dividends in 2019 was $43.2 million compared to $33.8 million in 2018. Net loss per share (basic and diluted) was $0.32 in 2019, including the effect of preferred dividends, based on 88.8 million weighted average shares outstanding (basic and diluted), compared to a net loss of $1.53 per share in 2018 based on 87.1 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2019 were:

•	the redemption of all of its 2,000,000 Series B Preferred Shares, at $25.00 per share;

•	the private placement of 3,500,000 Series G Convertible Perpetual Preferred Shares, at $10.00 per share;

•	the dry-docking of Selini, Salamina, Pentathlon, World Harmony, Chantal, Ise Princess and Asahi Princess for their mandatory special or intermediate survey;

•	the delivery of the Mediterranean Voyager;

•	the payment to holders of Series B preferred shares of dividends totaling $3.0 million in aggregate;

•	the payment to holders of Series C preferred shares of dividends totaling $4.4 million in aggregate;

•	the payment to holders of Series D preferred shares of dividends totaling $7.5 million in aggregate;

•	the payment to holders of Series E preferred shares of dividends totaling $10.6 million in aggregate;

•	the payment to holders of Series F preferred shares of dividends totaling $14.3 million in aggregate;

•	the payment to holders of Series G Convertible Preferred Shares of dividends totaling $0.6 million in aggregate; and

•	dividends to holders of common shares totaling $0.10 per share with total cash paid out amounting to $8.9 million.

The Company operated the following types of vessels during and at the end of 2019:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	2.0	2.0	13.0	3.0	20.2	11.0	6.0	7.0	64.2
Number of vessels at end of year	2.0	2.0	13.0	3.0	21.0	11.0	6.0	7.0	65.0
Dwt at end of year (in thousands)	178.9	600.0	2,098	468.4	2,328	799.1	318.5	260.2	7,051
Percentage of total fleet (by dwt at year end)	2.5%	8.5%	29.8%	6.6%	33%	11.3%	4.6%	3.7%	100.0%
Average age, in years, at end of year	7.9	3.3	11.6	5.4	7.3	11.1	13.2	14.6	9.1

We believe that the key factors which determined our financial performance in 2019, within the given freight rate environment in which we operated, were:

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

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2020 and into 2021. To these may be added:

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

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period of time. Normal vessel operating expenses, such as stores, spares, repair and maintenance, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including charter commissions, bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

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

Fifth are “pools”. Where one of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2019, 2018 and 2017, none of our subsidiaries had vessels operating in a pool.

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

The cooperation with Tsakos Shipping, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships Tsakos Shipping has built with many of the world’s major oil companies and refiners over 49 years of existence and high quality commercial and technical service.

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

Critical Accounting Estimates

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles. Significant accounting policies are described in Note 1 of the consolidated financial statements included elsewhere in this annual report. The application of such policies may require management to make estimates and assumptions. We believe that the following are the more critical accounting estimates used in the preparation of our consolidated financial statements that involve a higher degree of judgment and could have a significant impact on our future consolidated results of operations and financial position:

Accounting for Leases. On January 1, 2019 we adopted ASC 842 – Leases, using the optional transition method, along with the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on our analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for our chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Sale and Leaseback Transactions. We have entered into two sale and leaseback transactions accounted for as operating leases. As a result of adopting ASC 842, as at January 1, 2019, we recognized on our balance sheet a right-of-use asset of $29.4 million based on the present value of the future minimum lease payments and an obligation under operating leases of $29.4 million. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

Revenue from Contracts with Customers. On January 1, 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers, using the modified retrospective method. The effect of the adoption of the new accounting standard resulted in a cumulative adjustment of $1.3 million in the opening balance of the retained earnings for the fiscal year 2018, as a result of the change in the recognition method of revenues related to voyage charters and their fulfillment costs. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for those periods. The adoption of the new standard has changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. The Company has decided to apply the optional exemption not to disclose the value of the undelivered performance obligations for contracts with an original expected length of one year or less.

Accounting for Revenue and Related Expenses. The Company’s subsidiaries’ vessels are employed under a variety of charter contracts, including time, bareboat and voyage charters and contracts of affreightment. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenues generated under voyage charter agreements are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge of cargo (loading-to-discharge). Voyage expenses that qualify as contract fulfillment costs and are incurred by the Company from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized and amortized ratably over the total transit time of the voyage (loading-to-discharge). We have made an accounting policy election to not recognize contract fulfillment costs for time charters. Vessel voyage expenses that do not qualify as contract fulfillment costs, operating expenses and charter hire expense are expensed when incurred. Revenues from profit sharing arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire at the reporting date and all other revenue recognition criteria are met.

Depreciation. The Company’s subsidiaries’ vessels are depreciated on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $390 per lightweight ton since October 1, 2012. Our estimate was based on the average demolition prices prevailing in the market during the previous ten years for which historical data were available. Since then, management has monitored scrap values, which have risen to $500 per lwt and fallen to as low as $250 per lwt in 2016 and climbed again to $390 per lwt in 2019. Given the historical volatility of scrap prices, management will continue to monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carriers), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Assets held for sale. It is Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower that its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2019, we considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale, all expected to be sold within a year. An impairment charge of $7.9 million was recognized in 2019 ($3.4 million was required based on Level 1 inputs, determined by the sale price less cost to sell at the measurement date and $4.5 million was required based on Level 2 inputs at the measurement date, for the year ended December 31, 2019). At December 31, 2018, there were no vessels held for sale.

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

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and at any time that specific vessels may be affected by events or changes in circumstances indicate that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels is approximately 9.0 years as of April 2, 2020. The average remaining operational life is, therefore, 16.0 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values, other than for the four vessels with respect to which the Company recorded an impairment charge in 2019. However, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2019 average per individual vessel and vessel type to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If current economic conditions stall worsen or if the upward trend in oil prices continues rise for an extended period, oil demand over an extended period of time could be negatively impacted. This would exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur.

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

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable. Carrying values of three out of four vessels determined to be sold, indicated a loss and an impairment charge was recognized.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2019 and 2018, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2019		As of December 31, 2018
	Number of Vessels(*)	Amount (U.S.$ millions)(**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	4	64.3	1	14.5
1-year historical average rate	0	0	23	371.8

(*)	Number of vessels the carrying value of which would not have been recovered, other than the four vessels for which we recorded an impairment as of December 31, 2019.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates remained relatively low during most of 2018 and 2019. However, charter rates markedly increased in late 2019, and remained historically strong through March 2020 and are likely to remain at relatively strong levels through the first half of 2020, which may have a positive effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2019, our review of the carrying amounts of the vessels, including advances for vessels under construction in connection with the estimated recoverable amount did not indicate an impairment of their carrying values, apart from four handysize. two suezmaxes and one aframax vessels. For those vessels the Company concluded that an impairment charge of $18.7 million was required based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. An impairment loss of $66.0 million was recorded in 2018 for five vessels.

At December 31, 2019, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations, was $2.3 billion, compared to a total carrying value of $2.8 billion, following the impairment charge. While the future undiscounted net operating cash flows expected to be generated by each of the vessels in the fleet was comfortably in excess of its respective carrying value, there were 49 vessels in our fleet, whose carrying values exceeded their market values. As determined at December 31, 2019, the aggregate carrying value of these vessels was $2.3 billion, and the aggregate market value of these vessels was $1.8 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy

•	VLCC: Ulysses, Hercules I

•	Suezmax: Antarctic, Arctic, Spyros K, Dimitris P, Eurovision, Euro, Pentathlon, Decathlon

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

Fair value of financial instruments. Management reviews the fair values of financial assets and liabilities included in the balance sheet on a quarterly basis as part of the process of preparing financial statements. The carrying amounts of financial assets and accounts payable are considered to approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment and the long-term receivable estimates that the carrying value approximates the amount that is expected to be received by the Company in the event of sale of that investment and the end of the non-cancellable lease period, respectively. The fair value of the investments equates to the amounts that would be received by the Company in the event of sale of those investments, and any shortfall from carrying value is treated as an impairment of the value of that investment. The fair value of the interest rate swap, bunker swap agreements, and bunker call options held by the

Company are determined through Level 2 of the fair value hierarchy as defined in FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined. The fair values of impaired vessels are determined by management through Level 2 of the fair value hierarchy based on available market data and taking into consideration third party valuations.

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

Commissions. We pay commissions on all chartering arrangements to Tsakos Shipping, as our broker, and to any other broker we employ. Each of these commissions generally amounts to around 1.25%, although there can be some limited variance, particularly for charters involving multiple brokers, of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, certain charterers may include in the charter agreement an address commission which is a payment due to the charterer, usually ranging from 1.25% to 3.75% of the daily charter hire or freight payable under the relevant charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period. Commissions are expensed as incurred.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. Since December 31, 2010, the Company had not had any vessels under hire from a third-party, until December 2017, when two vessels were sold and chartered back to the Company for five years. In January 2020, two additional vessels were sold and chartered back to the Company for five years. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

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

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet

Impairment loss. An impairment loss for an asset held for use and for advances for vessels under construction should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that an impairment charge was required in 2019 for seven vessels Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel, Alaska. In 2018 there was an impairment charge for five vessels, Byzantion, Bosporos, Selini, Salamina, Silia T and for an advance for construction (later abandoned) and in 2017 for the two oldest vessels in the fleet, Millennium and Silia T.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. Since 2012, there has been no increase in such fees. For 2020, no increase has been agreed by April 2, 2020 and monthly vessel management fees remain the same as in 2019, 2018 and 2017. Accordingly, monthly fees for operating vessels will be $27,500 per owned vessel and $20,400 for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carriers will be $37,280 and for the suezmax DP2 shuttle tankers will be $35,000. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2019 /20 policy year, we received approximately $0.5 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by one of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

The Company’s P&I renewals as of February 20, 2020 saw an increase in costs of 4.96% partly due to the International Group of P&I Clubs‘ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the collision between the tanker “Sola TS” and the Norwegian frigate “HELGE INGSTAD“ in November 2018.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2019 versus year ended December 31, 2018

Voyage revenues

Voyage revenues earned in 2019 and 2018 per charter category were as follows:

	2019		2018
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	1.0	1%	—	0%
Time charter-fixed rate	254.2	42%	236.6	45%
Time charter-variable rate (profit share)	127.0	21%	108.5	20%
Voyage charter-contract of affreightment	32.0	5%	40.7	8%
Voyage charter-spot market	183.3	31%	144.1	27%

Total voyage revenue	597.5	100%	529.9	100%

Revenue from vessels amounted to $597.5 million during the year ended December 31, 2019, compared to $529.9 million during 2018, a notable 12.8% increase mainly due to the upturn of the market during the first and fourth quarter of 2019. There was an average of 64.2 vessels operating in 2019 compared to an average of 64.3 vessels in 2018, the slight decrease relating to the sale of the VLCC vessel Millennium during April 2018, partially offset by the delivery of one aframax vessel during October 2019. Based on the total days that the vessels were actually employed as a percentage of the days that the Company owned or chartered-in the vessels, the fleet enjoyed 96.2% employment for each of the years ended December 31, 2019 and 2018 respectively, the lost time being mainly due to dry-dockings and repositioning voyages.

Market conditions for tankers remained strong during the first quarter of 2019, followed by a reasonable decline in freight rates during the second and third quarter of 2019, attributed to the expected seasonal oil demand factors and the extension of OPEC production cuts. In the fourth quarter of 2019, a significant improvement in the market rate environment, primarily driven by higher oil production from non-OPEC countries, the upcoming environmental legislation imposed by IMO and geopolitical developments, positively affected market rates. The Company, by following a diversified employment strategy was able to benefit from the upward trend in the market, mainly from the suezmaxes and aframaxes which enjoyed strong results by either participating in the spot market or earning profit share above their fixed time-charter rates. In addition, the Company managed to enter into new time charter arrangements for both LNG carriers with favorable charter rates, evident also by their TCE performance which surged to $49,251 per day for the year ended December 31, 2019, compared to $29,491 per day for the equivalent period of 2018.

The average time charter equivalent rate per vessel for the year 2019 was $21,378 per day, an impressive increase of 17.3% from $18,226 per day in 2018. The overall improvement of the market positively affected all different types and sizes of our fleet, with TCE’s being well above the prior year’s levels and increases ranging from 2.0% to 67.0% for the year ended December 31, 2019 compared to the equivalent period of 2018. Our aframax vessels generated additional revenue of $24.4 million, the increase being driven by the spike of spot market rates during the first and fourth quarter of 2019, with average time charter equivalent rate reaching $21,303 per day for the year ended December 31, 2019, compared to $18,926 per day for the year ended

December 31, 2018, a 12.6% increase. Our suezmax tankers also enjoyed strong results with profit share earnings surging up to $32.1 million in 2019, compared to $11.5 million profit share earned for the year ended December 31, 2018. An additional contribution of $14.9 million in revenue was generated by our LNG carriers for the year ended December 31, 2019, compared to the corresponding period of 2018, due to time charter renewals with higher rates. Approximately 72.3% of the fleet was operating on time-charter arrangements during 2019. The revenue generated by vessels on time charters alone was enough to cover all cash expenditure relating to operating costs, commissions, finance costs and overhead costs of the whole fleet.

Average daily TCE rates earned for the years ended December 31, 2019 and 2018, were as follows:

	Year ended December 31,
	2019	2018
	U.S. $	U.S. $
LNG carrier	49,251	29,491
VLCC	32,233	26,139
Suezmax	22,083	17,228
DP2 shuttle	50,397	49,401
Aframax	21,303	18,926
Panamax	14,002	12,896
Handymax	13,380	12,883
Handysize	13,242	10,706

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 446 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2019 compared to 378 days lost for the year ended December 31, 2018. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2019	2018
Voyage revenues	$597,452	$529,879
Less: Voyage expenses	(125,802)	(125,350)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	720	—
Time charter equivalent revenues	$472,370	$404,529
Divided by: net earnings (operating) days	22,096	22,195

Average TCE per vessel per day	$21,378	$18,226

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2019	2018		2019	2018
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	66.8	70.2	(4.8)%	10,677	10,780	(1.0)%
Port and other expenses	38.1	36.4	4.7%	6,088	5,587	9.0%
Commissions	20.9	18.8	11.2%	3,347	2,892	15.7%

Total voyage expenses	125.8	125.4	0.4%	20,112	19,259	4.4%

Days on spot and Contract of Affreightment (COA) employment			%	6,255	6,509

Voyage expenses include port charges, agents’ fees, canal dues, commissions and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charter. Voyage expenses remained relatively stable at $125.8 million during 2019 compared to $125.4 million in 2018, a 0.4% increase. The total operating days on spot charters and contracts of affreightment totaled 6,255 days in 2019 and 6,509 days in 2018, a 3.9% reduction.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given year affect bunker prices and consequently voyage expenses. While oil prices remained at high levels throughout 2019, both crude oil and global bunker prices had surged in 2018, resulting in a 3.6% decrease in the average delivered price paid by the Company for the bunkers procured globally during 2019, and a 4.8% decrease in the annual bunkering expenses of the fleet. Also, during 2019, there was an increase of 4.7% in the amount of port expenses that vessels operating on spot and COA employment bearing voyage expenses incurred, due to short haul voyages and increased port calls. On a per relevant vessel basis the average daily voyage expense increased by 4.4% mainly due to the increase in commission charges and port expenses.

Commissions in 2019 totaled $20.9 million compared to $18.8 million in 2018, an 11.2% increase. As commissions are highly correlated with revenue patterns, the increase in commissions is attributed to the overall increase of revenue by 12.8%. Additionally, commissions represented 3.5% of revenue from vessels in 2019 compared to 3.6% in 2018.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per vessel
	2019	2018	% increase/ (decrease)	2019	2018	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	107.0	108.6	(1.5)%	4,580	4,630	(1.1)%
Insurances	15.4	15.6	(1.5)%	659	667	(1.1)%
Repairs and maintenance, and spares	27.1	25.4	6.8%	1,159	1,080	7.2%
Stores	11.6	11.3	2.9%	497	481	3.4%
Lubricants	7.5	7.3	3.1%	321	310	3.5%
Other (quality and safety, taxes, registration fees, communications)	11.8	13.5	(12.5)%	507	577	(12.1)%
Foreign currency (gains)	(0.2)	0.0	(100)%	(7)	0	(100)%

Total operating expenses	180.2	181.7	(0.8)%	7,716	7,745	(0.4)%
Earnings capacity days excluding vessel on bare-boat charter				23,360	23,460

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains. Total operating costs were $180.2 million in 2019, compared to $181.7 million during 2018, a slight decrease of 0.8%.

Average operating expenses per vessel per day for the fleet decreased marginally by 0.4% to $7,716 for 2019 from $7,745 in 2018, remaining relatively stable, assisted by the strengthening of U.S. dollar by approximately 5.2% over the course of 2019, impacting positively our crew costs, in addition to lower tax rates contributing to a decrease in our other operating expenses. These decreases were partially offset by a slight increased average daily vessel expenditure on spares, stores lubricants and repairs and maintenance costs.

Depreciation and Amortization

Depreciation and amortization charges totaled $139.4 million in 2019 compared to $146.8 million in 2018, a 5.0% decrease.

Depreciation amounted to $128.8 million in 2019 compared to $137.0 million during 2018, a decrease of $8.2 million, or 6.0%. The decrease being mainly due to the vessels Izumo Princess, Alaska and Archangel, which were classified as held for sale during the second quarter of 2019 and did not incur depreciation expense since then. In addition, the decrease is also attributed to the impairment charge taken on five vessels of the fleet during the fourth quarter of 2018.

During 2019, amortization of deferred dry-docking costs was $10.6 million compared to $9.8 million in 2018. The increase relates mainly to the dry-dock of the two DP2 shuttle tankers Rio 2016 and Brasil 2014, which incurred higher costs than conventional tankers, and from the increased number of vessels that underwent dry-docking in recent years.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21.7 million during 2019, compared to $21.8 million in 2018, a 0.5% decrease due to the decrease of the average number of vessels for the year ended December 31, 2019 compared to 2018.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. There was no increase in management fees payable to the management company in 2019. During 2019, all the vessels in the fleet were managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses, Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which were managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers Neo Energy and Maria Energy are $36,877 per month, of which $10,000 is payable to the management company and $26,877 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers Rio 2016, Brasil 2014 and Lisboa are $35,000 per month. Management fees for vessels Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $27,500 per month, of which $14,503 is payable to a third-party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2019 totaled $5.5 million compared to $5.1 million in 2018, a 9.5% increase mainly due to increased consultant fees and new projects’ cost.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs remained relatively stable at $1,182 for the year ended December 31, 2019 and $1,152 for the equivalent period of 2018, a 2.6% increase.

The Board of Directors approved an award of $0.5 million and $0.2 million to the management company for the years ended December 31, 2019 and 2018 respectively, based on various performance criteria and taking into account cash availability and market volatility. A separate award of $0.8 million was made in 2018 to Tsakos Energy Management in relation to services provided towards a public offering in 2018, which was included as a deduction of additional paid in capital in the accompanying Consolidated Financial Statements.

The Company did not grant any stock compensation awards in 2019 and 2018.

Loss on sale of vessels

There were no vessel sales during 2019. In April 2018, the VLCC Millennium was sold for net proceeds of $17.1 million, resulting in a net loss of $0.4 million.

Impairment charges

During 2019, vessel values recovered considerably compared to 2018. As a result, 49 of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 9.1 years as of December 31, 2019 and in all these cases, except for two suezmax, one aframax and four handysize vessels, the remaining vessels are expected to generate considerably more cash during their remaining expected useful lives than their carrying values as at December 31, 2019. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required indicated that an impairment charge of $23.2 million was required as at December 31, 2019, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers and $3.4 million was required based on Level 1 inputs for the year ended December 31, 2019, determined by the sale price less cost to sell at the measurement date. An impairment charge of $66.0 million was recorded in 2018 for two handysize vessels, two panamaxes, one suezmax and one advance for an under-construction vessel (later abandoned).

The Company held 125,000 common shares at a total cost of $1.0 million in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment was impaired in 2019. The impairment charge of $1.0 million was recorded in 2019 and is included in “Impairment charges”.

Operating income (loss)

For 2019, income from vessel operations was $85.9 million compared to loss of $28.1 million in 2018, a significant increase. The increase was mainly driven by the overall improvement of the market and the increase in revenue in addition to the lower impairment charges in 2019.

Interest and finance costs, net

	2019	2018
	U.S.$ million	U.S.$ million
Loan interest expense	70.0	71.4
Interest rate swap cash settlements—hedging	—	0.9
Less: Interest capitalized	(1.0)	(0.3)

Interest expense, net	69.0	72.0
Interest rate swap cash receipts—hedging	—	(0.5)
Bunkers non-hedging instruments cash settlements	1.5	(9.9)
Change in fair value of non-hedging instruments	(0.8)	10.8
Amortization of loan expenses	4.8	4.0
Bank loan charges	0.2	0.4

Net total	74.7	76.8

Interest and finance costs, net, were $74.7 million for 2019 compared to $76.8 million for 2018, a 2.7% decrease. Loan interest, excluding payment of swap interest, decreased to $70.0 million from $71.4 million, a 2.1% decrease mainly due to the decreased level of average debt during the course of the year. The decrease was partially offset by the upward trend of LIBOR during the year.

Cash settlements, net, on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, were less than $0.1 million in 2019, compared to $0.4 million in 2018, due to the number of effective swaps between the two periods and the early termination of swap agreements in 2018, resulting in interest rate cash receipts of $0.5 million.

Capitalized interest, which is based on expenditures incurred to date on vessels under construction, was $1.0 million in 2019, compared to $0.3 million in 2018, the increase being attributed to three additional vessels under construction, two suezmax tankers and one LNG carrier, during the period ended December 31, 2019.

At December 31, 2019 and 2018, the Company held one interest rate swap that did not meet hedge accounting criteria. The fair value of non-hedging swap as of December 31, 2019 and 2018, amounted to $0.2 million (negative) and $0.1 million (negative), respectively. The changes in fair value amounting to $0.1 million (negative) and $0.1 million (negative) during 2019 and 2018, respectively, have been included in Change in fair value of non-hedging instruments in the table above.

At December 31, 2019 and 2018, the Company held one and three, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2019 and 2018 was $0.2 million (positive) and

$0.4 million (positive), respectively. The changes in fair value of these call option agreements during 2019 and 2018, amounting to $0.2 million (negative) and $0.2 million (positive), respectively, have been included in Change in fair value of non-hedging instruments in the table above. During 2018, the Company entered into two call option agreements for a total premium of $1.5 million, which was paid in 2019.

As at December 31, 2019 and 2018, the Company had twenty-five and nineteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of bunker swaps as of December 31, 2019 and 2018, amounted to $2.9 million (negative) and $4.0 million (negative), respectively. The change in their fair values amounted to $1.1 million (positive) during 2019 compared to $11.0 million (negative) in the prior year, due to a sudden sharp fall in oil prices in late December 2018.

In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates in September 2019 and October 2019. Total cash received from these swaps’ terminations amounted to $1.5 million in 2018. The change in their fair value during 2018 was $3.3 million (negative).

Amortization of loan expenses was $4.8 million in 2019 compared to $4.0 million in 2018. Other bank charges amounted to $0.2 million in 2019 and $0.4 million in 2018 due to the refinancing program.

Interest income

Interest income in 2019 amounted to $3.7 million compared to $2.5 million in 2018. The increase is due to higher interest rates in 2019 compared to 2018.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. In the second quarter of 2019, Mare Success increased its paid-in capital by $20,408 of which $10,408 was the 51% share contributed by the Company and the remaining $10,000 was the 49% share contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. The additional paid-in capital was made to finance part of the intragroup sale of panamax vessels, Selini and Salamina. During the second quarter of 2019, the Company transferred the net assets of Selini and Salamina to Mare Success. S.A. The Company accounted for the transaction at the carrying amounts of the net assets.

Net loss attributable to the non-controlling interest amounted to $1.1 million in 2019 compared to $1.8 million net income in 2018.

Net income (loss) attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2019 was $15.1 million, or a loss of $0.32 per share basic and diluted, after taking into account the cumulative dividends of $43.1 million on our preferred shares, compared to net loss of $99.2 million, or a loss of $1.53 per share basic and diluted, after taking into account the cumulative dividends of $33.8 million on our preferred shares for 2018.

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

We amortize the cost of drydockings related to classification society surveys over the period to the next dry-docking, and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During 2018, amortization of deferred dry-docking costs was $9.8 million compared to $7.1 million in 2017. The specific increase relates mainly due to the dry-dock of the two DP2 shuttle tankers Rio 2016 and Brasil 2014, which required higher costs than conventional tankers.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21.8 million during 2018, compared to $21.0 million in 2017, a 3.6% increase due to the increase of the average number of vessels for the year ended December 31, 2018 compared to 2017.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. There was no increase in management fees payable to the management company in 2018. During 2018, all the vessels in the fleet were managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses, Hercules I, Millennium, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which were managed by third-party managers. Monthly management fees for operating conventional vessels are $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers Neo Energy and Maria Energy are $36,877 per month, of which $10,000 is payable to the management company and $26,877 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers are $35,000 per month. Management fees for Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $27,500 per month, of which $14,503 is payable to a third-party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

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

Non-controlling interest

Net loss attributable to the non-controlling interest (49%) in the subsidiary, which owns the companies owning the vessels Maya and Inca amounted to $1.8 million in 2018 compared to $1.6 million net income in 2017. The loss is attributed to increased expenses for drydockings that both vessels underwent in 2018.

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

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $115.1 million in 2019 and $32.2 million in 2018, will again require us to expend cash in 2020. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charter, that if market conditions remain relatively stable throughout 2020, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of COVID-19 then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $184.8 million as of December 31, 2019, compared to $204.8 million as of December 31, 2018.

Working capital (net of restricted cash and deferred loan costs) amounted to a positive $27.0 million at December 31, 2019 compared to a positive $44.2 million, at December 31, 2018. The decrease is attributed to lower cash balances, a decrease in inventories due to a drop in oil prices during the fourth quarter of 2019 supported by a decrease in vessels operating in the spot market as at December 31, 2019 and the increased current portion of loan facilities as at December 31, 2019. Also contributing to the decrease in working capital was the adoption of accounting standard ASC 842 “Leases” added by ASU 2016-02 effective for public business entities for annual periods beginning on January 1, 2019, which requires the determination and inclusion under current liabilities of the current portion of obligations under operating leases. The decrease was partially offset by an increase in our current assets due to vessels Izumo Princess, Alaska, Archangel and Silia T. being classified as held for sale as at December 31, 2019.

Current assets increased to $397.0 million at December 31, 2019 from $317.5 million at December 31, 2018, mainly due to four vessels classified as held for sale, partially offset by a decrease in cash and cash equivalents. The increase in current assets is also attributed to the increase in accounts receivable by $5.0 million which is correlated to the overall increase of revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was partially offset by a lower balance in inventories and a decrease in restricted cash as at December 31, 2019 compared to the prior year. Current liabilities increased to $354.2 million at December 31, 2019, from $254.3 million at December 31, 2018, mainly due to the increased current portion of debt by $74.9 million related to the vessels held for sale, the current portion of obligations under operating leases of by $7.5 million and unearned revenue increased by $6.1 million due to hire prepayments by our charterers.

Net cash provided by operating activities was $184.3 million in 2019 and $73.9 million in 2018. The $110.4 million increase is primarily attributable to a stronger tanker market with higher freight rates which contributed to an increase in voyage revenues by $67.6 million as more fully described in the paragraph “Voyage Revenues” above under “—Financial Analysis”. While revenue increased in 2019, cash expenditure remained relatively stable in 2019 compared to 2018. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses and other, net expenses amounted to $416.1 million in 2019, compared to $406.0 million in 2018, an increase of just $10.1 million or 2%. The expense movements are fully described in the respective paragraphs in this “Financial Analysis”. Inventories, mainly consisting of bunker fuel, which increased by $4.1 million in 2018, decreased by $7.4 million in 2019, an $11.5 million positive turnaround, as oil prices fell during the year. Unearned revenue, arising from collection of time- charter hire due in 2020, but paid in 2019, increased by $6.1 million due to certain charterers paying early, whereas in 2018 unearned revenue had decreased by $7.6 million as several charterers had deferred payments to the next year. Payments to repair yards decreased by $2.0 million in 2019 due to only seven vessels undergoing their scheduled drydock compared to nine dry dockings performed in the year ended December 31, 2018. Amounts payable to suppliers a $17.6 million change compared to 2018 as payables in 2019 increased by $7.7 million mainly relating to increases in delivery of supplies of fuel to spot vessels as the Company prepared for the implementation of new IMO regulations at the beginning of 2020, and to port call expenses unpaid by year-end, while in 2018, payables to suppliers fell by $9.9 million as settlements were made in relation to vessel operations that took into account two new vessels joining the fleet. Receivables and advances increased by $9.1 million compared to an increase in receivables of $16.0 million in 2018, a $6.9 million improvement in rate of collectability, mainly due to increased time-charter rates achieved in the year, especially by the LNG carriers. Interest earned from cash deposits also increased by $1.2 million.

Net cash used in investing activities in 2019 amounted to $102.2 million compared to $0.2 million in 2018. In 2019, the cash outflow in investing activities consists of $56.0 million of payments for vessels under construction, $42.9 million of payments for the acquisition of one aframax vessel and $3.3 million for improvements on existing vessels. In 2018, $16.2 million was paid for two vessels under construction and $1.2 million for improvements on existing vessels. Cash outflow from investing activities during 2018 was offset by cash generated by the sale of VLCC Millennium for net proceeds of $17.1 million. As at December 31, 2019, there was one aframax, two suezmaxes and one LNG carrier on order and the remaining yard installments to be paid for those vessels as at December 31, 2019 amounted to $323.3 million, the majority of which will be covered through secured debt we expect to arrange. The amount of $188.8 million is due to be paid in 2020 and the amount of $134.5 million in 2021. The aframax tanker, Caribbean Voyager, was delivered in the first quarter of 2020, two suezmax tankers are expected to be delivered in the third and fourth quarter of 2020 and the LNG carrier is expected to be delivered in the fourth quarter of 2021.

Net cash used in financing activities amounted to $104.9 million for the year ended December 31, 2019 compared to $55.9 million for the equivalent period of 2018. During 2019, the Company drew down $65.5 million under new loans to finance the acquisition of the aframax tanker Mediterranean Voyager and to finance of the remaining three vessels under construction and $428.9 million was drawn as part of refinancing loans and prepaid $400.3 million on the loans. The amount of $156.7 million was paid in scheduled installments. During 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares with a liquidation preference of $25.00 per share for a total amount of $50.0 million. Cash outflow from financing activities was partially offset by net proceeds of $34.0 million from the issuance of Series G Convertible Preferred Shares, the capital contribution of $10.0 million relating to the increase of paid in capital of Mare Success S.A and proceeds from sale of common shares of $16.6 million. Proceeds from new bank loans in 2018 amounted to $352.9 million and repayments of debt amounted to $508.8 million, which included $171.7 million balloon repayments on the maturity of certain loans, $147.9 million prepayments on certain refinanced loans and $10.2 million on repayment of the loan related to the sale of the vessel Millennium.

Total debt outstanding decreased from $1.61 billion at December 31, 2018, to $1.54 billion at December 31, 2019. The debt to capital (equity plus debt) ratio was 51.2% at December 31, 2019 (or 47.8% on a net of cash basis) and 51.6% at December 31, 2018 (or 47.9% on a net of cash basis).

In 2019, dividends of $0.05 per common share were paid in May and December 2019. Total dividend payments to common shareholders in 2019 amounted to $8.9 million, compared to $13.1 million in 2018. On March 24, 2020, the Company declared a dividend of $0.05 per common share payable in June 2020. The Board of Directors decided in 2019, to move from quarterly dividends to semi-annual dividends, payable in June and December of each calendar year. The payment and the amount are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors. On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50 million.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, April 30, July 30, 2019, totaling in aggregate $3.0 million. On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share.

Dividends of $0.5547 per share for the 8.875% Series C Preferred Shares were paid each on January 30, April 30, July 30 and October 30, 2019, totaling in aggregate $4.4 million and on January 30, 2020, $1.1 million.

Dividends of $0.5469 per share for the 8.75% Series D Preferred Shares, were paid on February 28, May 29, August 28 and November 28, 2019, totaling in aggregate $7.5 million, and on February 28, 2020,

$1.9 million.

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 29, August 28 and November 28, 2019, totaling in aggregate $10.6 million, and on February 28, 2020, $2.7 million.

Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, April 30, July 30 and October 30, 2019, totaling in aggregate $14.3 million, and on February 28, 2020, $3.6 million.

In September 2019, the Company entered into a Share Purchase Agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, at a purchase price of $10.00 per share, raising $34.0 million, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $3.00 per share, representing a conversion rate of three and one-third common shares per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s Common Shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding. The Company may also redeem the Series G Convertible Preferred Shares prior to September 1, 2020, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares.

Dividends of $0.05 per common share into which the Series G Convertible Preferred Shares were convertible were paid in December 2019, amounting to $0.6 million.

Preferred share dividends on the Series C Preferred Shares are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors.

Preferred share dividends on Series D and Series E Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. As of December 31, 2019, the Company was in full compliance with all the covenants contained within the terms of its Series C Preferred Shares.

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144.3 million, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference. On October 30, 2018, the Company paid dividends of $0.80486 per share each or $4.8 million in total and on January 30, 2019 paid dividends of $3.6 million in total on its 9.50% Series F Preferred Shares.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 9.0 years at April 2, 2020. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flow, typically over four to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years).

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on vessel newbuildings with bank debt. Generally, we raise 70% to 80% of the vessel purchase price with bank debt for a period of between unusually between four and twelve years. For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6—Long Term Debt” to our audited consolidated financial statements included elsewhere in this report.

Summary of Loan Movements Throughout 2019 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2019	New Loans	Prepaid	Repaid	Balance at December 31, 2019
Credit facility	Neo Energy	62,500	—	62,500	—	—
12-year term loan	Sapporo Princess	18,750	—	—	2,500	16,250
10-year term loan	Uraga Princess	16,900	—	16,900	—	—
10-year term loan	Selini	18,181	—	16,575	1,606	—
9-year term loan	Salamina	21,300	—	21,300	—	—
10-year term loan	Spyros K	24,000	—	24,000	—	—
9-year term loan	Dimitris P	25,948	—	25,948	—	—
8-year term loan	Rio 2016	73,672	—	—	6,406	67,266
7-year term loan	Eurovision	30,800	—	28,000	2,800	—
6-year term loan	Sola TS	169,120	—	127,250¹	8,476	33,394
7-year term loan	Oslo TS	36,377	—	35,036	1,341	—
6-year term loan	Marathon TS, Bergen TS	72,925	—	—	4,669	68,256
6-year term loan	Stavanger TS	37,457	—	—	2,497	34,960
5-year term loan	Sunray	31,280	—	—	1,955	29,325
7-year term loan	Sunrise	30,792	—	—	2,199	28,593
7-year term loan	Pentathlon	29,019	—	—	3,627	25,392
5-year term loan	Silia T, Andes, Didimon, Byzantion, Bosporos	56,908	—	—	10,347	46,561
6-year term loan	Socrates, Selecao	32,351	—	—	4,622	27,729
7-year term loan	Decathlon	36,800	—	—	3,200	33,600
12-year term loan	Maria Energy, Ulysses, Hercules I	252,433	—	—	21,502	230,931
5-year term loan	Amphitrite, Arion, Andromeda	21,996	—	19,450	2,546	—
4-year term loan	Maya, Inca	10,875	—	9,063	1,812	—
7 1/2-year term loan	Lisboa	79,333	—	—	5,667	73,666
4-year term loan	Izumo Princess, Asahi Princess Archangel, Aegeas, Alaska, World Harmony, Chantal	92,314	—	—	15,594	76,720
6-year term loan	Brasil 2014	76,255	—	—	7,490	68,765
5-year term loan	Arctic, Antarctic, Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax, Proteas, Promitheas, Propontis	151,014	—	—	23,122	127,892
5-year term loan	Sakura Princess, Euro	44,000	—	—	4,700	39,300
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	48,650	—	—	6,081	42,569
8-year term loan	Mediterranean Voyager, Caribbean Voyager	5,172	51,720	—	—	56,892
5-year term loan	Neo Energy	—	62,500	—	3,000	59,500
6-year term loan	Uraga Princess, Spyros K, Dimitris P.	—	88,150	14,272²	4,358	69,520
5-year term loan	Maya, Inca, Selini, Salamina	—	38,250	—	3,187	35,063
4-year term loan	Amphitrite, Arion, Andromeda	—	26,000	—	—	26,000
7-year term loan	Hull 8041	—	6,979	—	—	6,979
10-year term loan	Hull 8042	—	6,733	—	—	6,733
7-year term loan	Thomas Zafiras, Leontios H.	—	72,000	—	—	72,000
5-year term loan	Elias Tsakos, Oslo TS	—	71,036	—	1,341	69,695
5-year term loan	Parthenon TS	—	36,000	—	—	36,000
5-year term loan	Eurovision	—	35,000	—	—	35,000

Total		1,607,122	494,368	400,294	156,645	1,544,551

¹	Prepaid portion of the outstanding loan for four vessels (Elias Tsakos, Thomas Zafiras, Leontios H, Oslo TS).
²	Prepaid portion of the outstanding loan for vessel Salamina.

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the parent company.

As a result of such financing activities, long-term debt decreased in 2019 by a net amount of $62.6 million compared to a net decrease of $156.0 million in 2018. The debt to capital (equity plus debt) ratio was 51.2% at December 31, 2019, or net of cash, 47.8%, and 51.6% at December 31, 2018 or, net of cash, 47.9%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2019 was 57.7%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in four cases 110% and in four other cases the ratio is based on a formula which takes into account vessels on time charters) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2019, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its twenty-nine loan agreements totaling $1.54 billion. At December 31, 2019 we were compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2020 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on six-month LIBOR plus a margin. Interest rate swap instruments currently cover approximately 32% of the outstanding debt as of March 31, 2020. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2019 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2020)	1-3 years (2021-2022)	3-5 years (2023-2024)	More than 5 years (after January 1, 2025)
Long-term debt obligations (excluding interest)	1,544.6	238.4	388.4	598.8	319.0
Vessel operating leases[1]	32.2	10.9	21.3	—	—
Interest on long-term debt obligations (including interest rate swap payments)[2]	178.5	49.7	77.5	34.9	16.4
Purchase Obligations (newbuildings)[3]	323.3	188.8	134.5	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future deliveries as at December 31, 2019)	208.2	21.3	42.8	41.9	102.2

Total	2,286.8	509.1	664.5	675.6	437.6

(1)	The amounts represent Company’s commitments under sale and leaseback agreement for two of its vessels. In 2020, we have entered into sale and leaseback agreements for two additional vessels.
(2)

The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2019 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.

(3)	The amounts shown above for purchase obligations (newbuildings) include amounts payable based on contracts agreed with shipbuilding yards for four vessels under construction.

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2020, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	68	Chairman of the Board	2010
Nikolas P. Tsakos	56	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	70	Vice Chairman of the Board, Director	1993
George V. Saroglou	55	Vice President, Chief Operating Officer, Director	2001
Paul Durham	69	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	73	Chief Marine Officer	—
Nicholas F. Tommasino	62	Director	2017
Aristides A.N. Patrinos	72	Director	2006
Efthimios E. Mitropoulos	80	Director	2012
Maria Vassalou	54	Director	2016
Denis Petropoulos	63	Director	2018

Certain biographical information regarding each of these individuals is set forth below.

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is a consultant with an earlier career in International Capital Markets and Corporate & Investment banking and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates. Most recent executive assignments include: Managing Director and Global Head of the Banks and

Securities Industry for Citigroup; Chairman and CEO of the National Bank of Greece; Chairman of the Hellenic Banks Association; CEO of Commercial Banking at EFG-Hermes Holding SAE. He is currently holding the following non-executive board positions: Chairman of Bank of Cyprus; Chairman of Titan Cement International; Independent board member of EFG-Hermes Holding; Board member of Bank Alfalah Ltd., representing the International Finance Corporation (IFC). He is a member of the International Board of Advisors of Tufts University, Boston, MA., a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 27 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organisation “HELMEPA”. He sits on the boards of a number of maritime and finance organisations and associations. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation, shipbroking capital services and mining. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. Mr. Jolliffe is a director of ColdHarbour Marine, a company manufacturing equipment for the marine industry. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 45 LPG carriers, three product carriers and one crude oil tanker. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

GEORGE V. SAROGLOU

VICE PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

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

MARIA VASSALOU Ph.D

DIRECTOR

Prior to founding Vassalou Capital Management in 2019, Dr. Maria Vassalou was a Partner and Portfolio Manager at Perella Weinberg Partners, responsible for the Global Macro Business. Dr. Vassalou joined Perella Weinberg Partners from MIO Partners, a subsidiary of McKinsey & Company, where as a Portfolio Manager she managed a similar global macro investment strategy in a dedicated legal entity, and as Head of Asset Allocation she provided counsel on allocation for liquid assets within MIO’s portfolio. Prior to joining MIO, Dr. Vassalou was a Global Macro Portfolio Manager at SAC Capital Advisors, LP. She joined SAC from Soros Fund Management where she was responsible for global quantitative research, as well as the development and management of global quantitative trading strategies. Prior to her career in asset management, Dr. Vassalou was an Associate Professor of Finance at Columbia Business School which she joined in 1995 and where she established many of the investment principles she employs today. Dr. Vassalou is a Past President of the European Finance Association and was the Chair of the 2008 European Finance Association Meetings. A Research Affiliate of the Centre for Economic Policy Research (CEPR) in London for many years, Dr. Vassalou is a past member of the Academic Advisory Board of the Vienna-based Guttmann Center of Competence in Portfolio Management. Her research focus has been on the interrelation of the macro-economy and financial markets with applications in hedge fund strategies. A frequent speaker to both academic and practitioner-oriented seminars and conferences, Dr. Vassalou has published in leading academic journals, such as the Journal of Finance, Journal of Financial Economics, Journal of Financial and Quantitative Analysis, Journal of Business, Journal of International Money and Finance, and the Journal of Economic Dynamics and Control. While she was on the faculty of Columbia University, she also served as a consultant to many premier hedge funds and asset management institutions in the U.S. and Europe. Dr. Vassalou serves on the Board of Directors of Titan Cement International SA (EBR: TITC), and is an Overseer of The Gennadius Library, American School of Classical Studies at Athens. Dr. Vassalou received a Bachelor of Arts in Economics from the University of Athens and she holds a PhD in Financial Economics from London Business School.

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

DENIS PETROPOULOS

DIRECTOR

Denis Petropoulos has worked in competitive ship broking for over 35 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centres around the world. He presently sits on INTERTANKO’s Associate Members’ Committee and on the council of the Baltic Exchange in London. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC, as it is known today, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2017 heading up the company’s expanding operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder.

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2019 we had nine directors on our Board. At its May 25, 2018 meeting, the Board of Directors approved the appointment of Mr. Petropoulos as an additional Director and as member in the Corporate Governance, Nominating and Compensation Committee. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

During the fiscal year ended December 31, 2019, the full Board held four meetings, of which three were in person and one by teleconference. Each director attended all of the meetings of the Board and all of the meetings of committees of which such director was a member in 2019, except for two directors, who attended at least 75% of such meetings.

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

To promote open discussion among the independent directors, those directors met three times in 2019 in regularly scheduled executive sessions without participation of the Company’s management and will continue to do so in 2020. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The current members of the Audit Committee are Messrs. Tommasino and Arapoglou and Dr. Vassalou, each of whom is an independent director. Mr. Tommasino is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee held four meetings during the fiscal year ended December 31, 2019. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

During 2019, there were three meetings of the Corporate Governance, Nominating and Compensation Committee.

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2019, the aggregate cash compensation of all of the members of the Board was $660,000 per the following annual fee schedule, which was approved by the shareholders of the Company on May 30, 2019:

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

No fees are paid for service on the Corporate Governance and Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2019.

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

From 2010 to 2014 the Corporate Governance, Nominating and Compensation Committee did not establish a performance incentive program for Tsakos Energy Management. In May 2015, a management incentive award program based on various performance criteria was approved by the Board of Directors. In March 2019, October 2018 and June 2017, the Board of Directors decided to reward the management company with an award of $0.5 million, $0.2 million and $0.6 million, respectively, based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In addition, an amount of $0.8 million and $0.6 million was awarded to Tsakos Energy Management relating to services provided towards an equity offering during 2018 and 2017, respectively. There was no such an award in 2019.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 2,000 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2019.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options. In 2017, 110,000 RSUs were issued to the non-executive directors of the Company, which vested immediately. In 2016, 87,500 RSUs were also issued to the non-executive directors of the Company, which vested immediately. In 2018, no RSUs or other awards were issued. As of December 31, 2019, there were no outstanding (non-vested) RSUs.

Total stock compensation expense recognized was $nil for the year ended December 31, 2019 and December 31, 2018, respectively and for the year ended December 31, 2017 was $0.5 million.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2019	2018	2017
Tsakos Shipping and Trading S.A. (commissions)	7,405	6,580	6,532
Tsakos Energy Management Limited (management fees)	20,147	20,169	19,480
Tsakos Columbia Shipmanagement S.A. (special charges)	2,038	2,389	1,518
Argosy Insurance Company Limited (insurance premiums)	9,519	9,799	10,199
AirMania Travel S.A. (travel services)	5,617	5,345	5,404

Total expenses with related parties	44,726	44,282	43,133

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2019 and 2018, the outstanding advances to TCM amounted to $20.1 million and $20.9 million, and the amount due to Tsakos Shipping was $1.4 million and $0.5 million, respectively. In 2019, 2018 and 2017, an additional amount of $2.0 million, $2.4 million and $1.5 million, respectively, was paid in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $20.1 million in 2019, $20.2 million in 2018 and $19.5 million in 2017. In 2019, 2018 and 2017, we granted Tsakos Energy Management an incentive award of $0.5 million, $0.2 million and $0.6 million, respectively. In addition, a special award of $0.7 million and $0.6 million were paid to the Management Company in relation to capital raising offerings in 2018 and 2017, respectively.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2019 would have resulted in a payment of approximately $172.7 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. For 2019, monthly fees for operating conventional vessels continues to be $27,500 per owned vessel and $20,400 for chartered-in vessels and vessels bareboat chartered out. Monthly management fees for the DP2 shuttle tankers continue to be $35,000 per vessel. Monthly management fees for the suezmax Eurochampion 2004, the aframaxes Maria Princess, Sapporo Princess and the VLCCs Ulysses and Hercules, were $27,500 of which $14,503 was payable to a third-party manager. The monthly fee for the LNG carriers is $36,877 of which $10,000 is payable to Tsakos Energy Management and $26,877 to a third-party manager. We paid Tsakos Energy Management aggregate management fees of $20.1 million in 2019, $20.2 million in 2018 and $19.5 million in 2017.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. There was no such brokerage commission in 2019 and in 2017. In 2018, the Company sold the VLCC tanker Millennium and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million which was 0.5% of the sale price of the vessel. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $7.4 million in 2019 ($6.6 million in 2018 and $6.5 million in 2017).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. In 2019 and 2018, no such fee was charged.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2019, 2018 and 2017, we were charged an aggregate of $9.5 million, $9.8 million and $10.2 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2019, 2018 and 2017, we were charged an aggregate of $5.6 million, $5.3 million, $5.4 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 2, 2020 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 95,673,076 Common Shares outstanding on April 2, 2020.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	15,815,021	16.53%
Redmont Trading Corp.(1)	3,690,007	3.86%
First Tsakos Investments Inc.(1)	12,125,014	12.67%
Kelley Enterprises Inc.(1)	7,600,007	7.94%
Marsland Holdings Limited(1)	4,525,007	4.73%
AY Tank Limited (3)	10,302,552	9.99%
Kopernik Global Investors, LLC (4)	4,791,500	5.01%
Sea Consolidation S.A. of Panama(2)	6,700,000	7.00%
Methoni Shipping Company Limited (2)	5,975,000	6.25%
Intermed Champion S.A. of Panama(2)	2,730,000	2.85%
All officers and directors as a group (11 persons)(5)	639,108	0.67%

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

(2)

According to the Schedule 13D/A filed on April 12, 2018 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos and information provided to us, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 6,700,000, 2,730,000, 5,975,000 and 15,613,000 common shares, respectively. According to the Schedule 13D/A, each of Panayotis Tsakos and Nikolas Tsakos, our president and chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)

Based upon the Amendment No. 1 to the Schedule 13G filed by AY Tank Limited, OMP AY Holdings Limited, Offshore Merchant Partners Asset Yield Fund, LP, OMP SICAV p.l.c. and HitecVision VI, LP on October 21, 2019 and information provided to the Company. Consists of 2,949,999 Common Shares issued to AY Tank Limited upon conversion of Series G Convertible Preferred Shares and 7,352,553 Common Shares issuable upon conversion of 2,615,000 Series G Redeemable Convertible Perpetual Preferred Shares held by AY Tank Limited, subject to a 9.99% beneficial ownership limitation. According to the Amendment No. 1, each of OMP AY Holdings Limited, Offshore Merchant Partners Asset Yield Fund, LP, OMP SICAV p.l.c. and HitecVision VI, LP may be deemed to indirectly beneficially own such common shares. In calculating the amount of common shares beneficially owned by this shareholder, we treated as outstanding the number of common shares issuable upon conversion of this shareholder’s Series G Convertible Preferred Shares. The percentage beneficially owned by this shareholder reflects that the terms of the Series G Convertible Preferred Shares held by this shareholder prohibit the exercise thereof to the extent that such exercise would result in this shareholder’s beneficial ownership being greater than 9.99% of the common shares then outstanding. The 2,615,000 Series G Convertible Preferred Shares currently outstanding are convertible into an aggregate of 8,716,667 common shares, subject to this 9.99% ownership limitation.

(4)	Based solely upon the Amendment No. 2 to the Schedule 13G/A filed by Kopernik Global Investors, LLC on February 14, 2020.
(5)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 138,544, or 6.9%, of our outstanding Series C Preferred Shares, 306,271, or 8.9%, of our outstanding Series D Preferred Shares, 110,000, or 2.4%, of our outstanding Series E Preferred Shares, and 135,000, or 2.9%, of our outstanding Series F Preferred Shares as of April 2, 2020. Entities affiliated with Nikolas Tsakos own 140,000, or 7.0%, of our outstanding Series C Preferred Shares, and 35,000, or 0.8%, of our outstanding Series E Preferred Shares and 80,000, or 0.7%, of our outstanding Series F Preferred Shares as of April 2, 2020. Methoni owns 2,000, or 0.1%, of our outstanding Series C Preferred Shares, as of April 2, 2020. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2020. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2020.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares as of April 2, 2020.

As of April 2, 2020, we had 21 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 95,512,848 common shares representing approximately 99.83% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 2, 2020, individually or in the aggregate, is not material to us.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay semi-annual cash dividends on our common shares.

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

On April 22, 2015, we issued 3,400,000 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, and subsequently issued an additional 24,803 Series D Cumulative Redeemable Perpetual Preferred Shares in the first quarter of 2017. The holders of those shares are entitled to a quarterly dividend of $0.546875 per share payable quarterly in arrears on the 28th day of February, May, August and November each year when, as and if declared by our Board of Directors.

On April 5, 2017, we issued 4,600,000 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

On June 28 and July 10, 2018, respectively, we issued 5,400,000 and 600,000 Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

We had 2,615,000 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 2, 2020. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”). On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

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

Under the terms of certain of our existing bank loans, we are permitted to declare or pay a cash dividend in any year as long as we are not in default under such bank loans and an event of default would not occur as a result of the payment of such dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law. See “Item 10. Additional Information—Description of Share Capital—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common and Preferred Shares—We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.”

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

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 175,000,000 common shares, par value $1.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 2,300,000 shares have been designated 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series C Preferred Shares,” 3,910,000 shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares”, 4,600,000 shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under

“—Series E Preferred Shares”, 6,210,000 shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares” and 3,500,000 shares have been designated Series G Redeemable Convertible Perpetual Preferred Shares as described below under “— Series G Convertible Preferred Shares” As of April 2, 2020, there were outstanding: 95,673,076 common shares, 2,000,000 8.875% Series C Cumulative Redeemable Preferred Shares, 3,424,803 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,600,000 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,000,000 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 2,615,000 Series G Redeemable Convertible Perpetual Preferred Shares.

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

Series C Preferred Shares

We have 2,000,000 of our 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2020, which were issued on September 30, 2013. The initial liquidation preference of the Series C Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after October 30, 2018. The shares carry an annual dividend rate of 8.875% per $25.00 of liquidation preference per share, subject to increase if (i) we fail to comply with certain covenants, (ii) we experience certain defaults under any of our credit facilities, (iii) four quarterly dividends payable on the Series C Preferred Shares are in arrears, or (iv) the Series C Preferred Shares are not redeemed in whole by October 30, 2020. The Series C Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series C Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series C Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series C Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series C Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series C Preferred Shares rank pari passu with the Series D Preferred Shares, the Series E Preferred Shares, the Series F Preferred Shares and the Series G Convertible Preferred Shares. The Series C Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series D Preferred Shares

We have 3,424,803 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2020, which were issued on April 29, 2015 and in the first quarter of 2017. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series C Preferred Shares, the Series E Preferred Shares and the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,600,000 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2020, which were issued on April 5, 2017. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series C Preferred Shares, the Series D Preferred Shares, the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,000,000 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2020, which were issued on June 28, 2018. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series C Preferred Shares, Series D Preferred Shares, Series E Preferred and Series G Convertible Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series G Convertible Preferred Shares

We had 2,615,000 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 2, 2020. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $3.00 per share, representing a conversion rate of three and one-third common shares per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding. The Company may also redeem the Series G Convertible Preferred Shares prior to September 1, 2020, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels.

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s newbuilding conventional tankers, i.e. Hull 8042 (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35 million will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company, Shyris Shipping, that will own such crude oil tankers. The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month VWAP of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, result in less than $35 million of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall below $35 million will remain outstanding, subject to redemption in exchange for Shyris Shipping Preferred Shares should such limitations cease to apply prior to the fifth anniversary of the Series G Closing Date, at which time such Series G Convertible Preferred Shares will automatically convert into Company common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred Shares holder will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping.

The Shyris Shipping Preferred Shares will be entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum as, when and if declared by the Shyris Shipping Board of Directors. At any time that Shyris Shipping Preferred Shares are outstanding, free cash flow available for distribution, as defined in the Statement of Designation of the Shyris Shipping Preferred Shares, is required to be applied by Shyris Shipping towards any accrued and unpaid dividends and redemption of such Shyris Shipping Preferred Shares before any dividends on, or repurchases or redemptions of, other equity securities of the Shyris Shipping Preferred Shares.The Shyris Shipping Preferred Shares will be non-convertible and perpetual, and will be redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances.

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

The Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series C, Series D, Series E or Series F Preferred Shares are in arrears, the holders of Series C, Series D, Series E and/or Series F Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series C, Series D, Series E or Series F Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series C, Series D, Series E or Series F Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series C, Series D, Series E or Series F. Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series C, Series D, Series E and Series F Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series B, Series C, Series D, Series E and Series F Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, each voting as a single class, we may not adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares in any material respect;

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series C, Series D, Series E and Series F Preferred Shares, respectively, each voting as a single class, we may not

•

issue any securities ranking pari passu with the Series C, Series D, Series E and Series F Preferred Shares if the cumulative dividends payable on outstanding Series C, Series D, Series E or Series F Preferred Shares, as applicable, are in arrears; or

•	create or issue any equity securities ranking senior to the Series C, Series D, Series E and Series F Preferred Shares.

On any matter described above in which the holders of the Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series C, Series D, Series E, Series F and Series G Convertible Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding Series G Convertible Preferred Shares we also may not:

•	adopt any amendment to the Certificate of Designation of such series (including by merger, consolidation or otherwise); or

•	split, combine, reverse split or undertake a similar action with respect to the Series G Convertible Preferred Shares.

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

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, shall have been mailed to all holders of shares carrying

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

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares. Series F Preferred Shares and Series G Convertible Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PC”, “TNP-PD”, “TNP-PE” and “TNP-PF”, respectively.

Material Contracts

See description of Management Agreement under Item 4. “Information on the Company—Management Contract—Executive and Commercial Management” and for a description of the Share Purchase Agreement for Series G Convertible Preferred Shares “Item 10. Description of Share Capital – Series G Convertible Preferred Shares”. Such description is not intended to be complete and reference is made to the contract itself, which is an exhibit to this Annual Report on Form 20-F.

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

Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares or on any payments made on common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares who or which is:

•	An individual citizen or resident of the United States;

•

A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or

•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

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

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares.

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

•

More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•

Our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, our Series B Preferred Shares, prior to their redemption on July 30, 2019, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, prior to the issuance of our Series G Convertible Preferred Shares, which are not listed on an exchange, on September 25, 2019, were our sole classes of our issued and outstanding shares in 2019, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2019 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series C Preferred Shares, Series D Preferred

Shares and Series E Preferred Shares, which, other than our Series G Convertible Preferred Shares since their issuance on September 25, 2019, are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2018, and Series F Preferred Shares were listed on the New York Stock Exchange, as were our Series B Preferred Shares prior to the redemption of all such shares on July 30, 2019, we satisfied the listing requirement for 2019. We expect that we will continue to do so, with respect to our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, notwithstanding our outstanding Series G Convertible Preferred Shares which are not listed on an exchange, for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2019 (and so did our Series B Preferred Shares prior to the redemption of all Series B Preferred Shares on July 30, 2019) and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares and Series G Convertible Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in 2019 and we expect to be the case with our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, which we refer to as the “5 Percent Override Rule.” For so long as the aggregate value of our common shares exceeds the aggregate value of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, if our common shares meet the “regularly traded” test, our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares do not need to meet this test.

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares or, if our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares are then entitled to vote, our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes. Until such time, if any, as the Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are entitled to vote, because Schedule 13G and Schedule 13D filings are only required for voting stock, it could be difficult to determine 5% Stockholders of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2019. Therefore, we believe that we satisfied the Publicly-Traded Test for 2019. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals are eligible for taxation at capital gains rates (currently 20% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. Legislation has been previously proposed in the United States Congress which, if enacted in its proposed form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent (in the case of our common shares) or five percent (in the case of our Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares) of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Because we are not a United States corporation, a United States holder that is a corporation (or a United States entity taxable as a corporation) will not be entitled to claim a dividends received deduction with respect to any distributions paid by us.

Dividend income derived with respect to the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above, investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

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

Sale or exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and (2) distributions on our common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and gain realized on the sale of common shares, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares from a decedent generally will not receive a stepped-up basis in the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. Instead, the United States holder will have a tax basis in the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares equal to the lower of the fair market value of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and the decedent’s basis.

If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares will be treated as marketable stock for a calendar year if the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for that year, regardless of whether the United States holder actually sells the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

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

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock, Series C Preferred Shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “consequences of PFIC status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our shares.

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

Available Information

We are subject to the informational requirements of the Exchange Act, as amended. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may access the reports and other information we file with the SEC on this SEC Internet site without charge.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2020, we had a notional amount of $340.1 million in hedging swaps and $24.7 million in non-hedging swaps. The annualized impact resulting from a 0.25%-point increase in interest rates based on the notional amount at December 31, 2019 would be an increase of approximately $0.4 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $4.0 million based on the outstanding amounts as of December 31, 2019 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2019, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2019	Expected Maturities(1)
		2020	2021	2022	2023	2024	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,544.6	238.4	224.0	164.4	347.8	251.0	319.0
Weighted Average Interest Rate	4.41%	3.69%	3.56%	3.60%	3.60%	3.39%	3.83%
	1,544.6	238.4	224.0	164.4	347.8	251.0	319.0
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed Notional Amount at December 31, 2019	161.9	73.7	47.3	47.0	70.5	122.5	173.3
Average Pay Rate	2.04%	2.34%	2.34%	2.34%	2.30%	2.72%	3.11%
Average Receive Rate	2.01%	1.69%	1.61%	1.65%	1.72%	1.80%	1.98%

(1)	These are the expected maturities based on the balances as of December 31, 2019.
(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2019, the company entered into six swap agreements. During 2018, the Company entered into nineteen swap agreements and two call options with an exercise date in 2019 and through 2020. On the basis of 142,000 MT of bunker fuel purchased in the spot market during 2019 every $1/MT increase in prices, decreases annual earnings and cash flow by $0.14 million.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2019, approximately 24% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2019 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

A. Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report were designed and were functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to the Company’s management, including our chief executive officer and chief financial officer and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

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

B. Management’s Annual Report on Internal Control Over Financial Reporting

The management of Tsakos Energy Navigation Limited and its subsidiaries, according to Rule 13a-15(f) of the Exchange Act, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. However, in any system of internal control there are inherent limitations and consequently internal control over financial reporting may not absolutely prevent or detect misstatements.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2019, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2019, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-3 hereof.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2019 and 2018.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2019 and 2018 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young Audit services performed in 2019 and 2018 (in Euros) was €719,250 and €680,000 respectively.

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2019 or 2018.

Tax Fees

Ernst & Young did not provide any other services that would be classified in this category during 2019 or 2018.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2019 or 2018.

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

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50 million. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time..

No common or preferred share repurchases were made by the Company in 2019, 2018 or 2017.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2019 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

Item 16H.	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the reports of our independent registered public accounting firm, beginning on page F-1, are filed as part of this annual report.

Item 19.	Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 001-31236).

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.1 to the Company’s Form 6-K filed with the SEC on May 26, 2016, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on September 30, 2013, and hereby incorporated by reference)

2.2	Amendment No. 1 to Certificate of Designation of the 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3.1 to the Company’s Form 8-A/A filed with the SEC on October 26, 2015, and hereby incorporated by reference)

2.3	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 24, 2015, and hereby incorporated by reference)

2.4	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

2.5	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

2.6	Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares of Tsakos Energy Navigation Limited, dated September 25, 2019 (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 27, 2019 and hereby incorporated by reference)

2.7	Description of Securities (filed herewith)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

Number	Description

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

4.3	Share Purchase Agreement, dated as of September 23, 2019, by and among Tsakos Energy Navigation Limited, Shyris Shipping Company S.A. and AY Tank Limited, as purchaser (including forms of Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares, Shyris Shipping Statement of Designation of Series B Cumulative Redeemable Perpetual Preferred Shares, and Registration Rights Agreement) (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 23, 2019 and hereby incorporated by reference)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 14, 2020

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company“) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 14, 2020 expressed an unqualified opinion thereon.

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

April 14, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

TSAKOS ENERGY NAVIGATION LIMITED

Opinion on Internal Control over Financial Reporting

We have audited TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, TSAKOS ENERGY NAVIGATION LIMITED and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 14, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 14, 2020

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2019	2018
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$184,835	$204,763
Restricted cash	12,935	15,763
Accounts receivable, net (Note 1(f))	40,342	35,351
Capitalized voyage expenses	505	617
Due from related parties (Note 2)	20,113	20,923
Advances and other	23,282	18,407
Vessels held for sale (Note 1(j))	100,277	—
Inventories	13,032	20,388
Prepaid insurance and other	895	1,073
Current portion of financial instruments—Fair value (Note 14)	798	217

Total current assets	397,014	317,502

INVESTMENTS (Note 3)	—	1,000
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	287	133
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	21,428	—
LONG TERM RECEIVABLE (Note 4)	13,000	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	61,475	16,161
Vessels	3,610,590	3,813,987
Accumulated depreciation	(977,339)	(984,540)

Vessels’ Net Book Value	2,633,251	2,829,447

Total fixed assets	2,694,726	2,845,608

DEFERRED CHARGES, net (Note 5)	27,648	27,815

Total assets	$3,154,103	$3,205,058

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$235,513	$160,584
Payables	36,611	37,532
Due to related parties (Note 2)	7,702	4,366
Accrued liabilities	50,873	45,765
Unearned revenue	12,067	6,007
Current portion of obligations under operating leases (Note 4)	7,534	—
Current portion of financial instruments—Fair value (Note 14)	3,900	48

Total current liabilities	354,200	254,302

LONG-TERM DEBT, net of current portion (Note 6)	1,298,783	1,435,017
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	13,894	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	14,907	8,962
STOCKHOLDERS’ EQUITY
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019 and 2,000,000 Series B Preferred Shares, 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares and 6,000,000 Series F Preferred Shares at December 31, 2018	18,650	18,025
Common shares, $ 1.00 par value; 175,000,000 shares authorized at December 31, 2019 and December 31, 2018; 95,078,607 and 87,604,645 shares issued and outstanding at December 31, 2019 and December 31, 2018, respectively	95,079	87,605
Additional paid-in capital	992,020	996,833
Accumulated other comprehensive loss	(18,353)	(8,660)
Retained earnings	364,000	400,933

Total Tsakos Energy Navigation Limited stockholders’ equity	1,451,396	1,494,736
Non-controlling Interest	20,923	12,041

Total stockholders’ equity	1,472,319	1,506,777

Total liabilities and stockholders’ equity	$3,154,103	$3,205,058

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2019	2018	2017
VOYAGE REVENUES:	$597,452	$529,879	$529,182
EXPENSES:
Voyage expenses	125,802	125,350	113,403
Charter hire expense	10,822	10,822	311
Vessel operating expenses	180,233	181,693	173,864
Depreciation and amortization	139,424	146,798	139,020
General and administrative expenses	27,696	27,032	26,324
Loss on sale of vessels (Note 4)	—	364	3,860
Impairment charges (Note 3, 4)	27,613	65,965	8,922

Total expenses	511,590	558,024	465,704

Operating income (loss)	85,862	(28,145)	63,478

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(74,723)	(76,809)	(56,839)
Interest income	3,694	2,507	1,082
Other, net	(825)	1,405	1,464

Total other expenses, net	(71,854)	(72,897)	(54,293)

Net income (loss)	14,008	(101,042)	9,185
Less: Net loss (income) attributable to the non-controlling interest	1,118	1,839	(1,573)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$15,126	$(99,203)	$7,612

Effect of preferred dividends (Note 10)	(40,400)	(33,763)	(23,776)
Deemed dividend on Series B Preferred Shares (Note 10)	(2,750)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(28,024)	(132,966)	(16,164)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(0.32)	$(1.53)	$(0.19)

Weighted average number of shares, basic and diluted	88,757,923	87,111,636	84,713,572

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	2019	2018	2017
Net income (loss)	$14,008	$(101,042)	$9,185

Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net	(9,693)	(3,355)	(992)

Comprehensive income (loss)	4,315	(104,397)	8,193

Less: comprehensive loss (income) attributable to the non-controlling interest	1,118	1,839	(1,573)

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$5,433	$(102,558)	$6,620

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars—except for share and per share data)

	Preferred Shares	Common Shares	Additional Paid-in Capital	Treasury stock		Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non-controlling Interest	Total Stockholders’ Equity
				Shares	Amount
BALANCE December 31, 2016	$7,400	$87,339	$752,001	3,617,786	$(20,173)	$582,889	$(4,313)	$1,405,143	$12,307	$1,417,450
Net income						7,612		7,612	1,573	9,185
—Issuance of 9.25% Series E Preferred Shares	4,600		105,896			—		110,496		110,496
—Sale of Series D Preferred Shares	25		508			—		533		533
—Sale of Common Shares			(407)	(2,488,717)	13,848	(2,588)		10,853		10,853
—Shares granted to non-executive directors				(110,000)	589	(102)		487		487
—Cash dividends paid ($0.05 per common share)						(17,066)		(17,066)		(17,066)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,485)		(7,485)		(7,485)
—Dividends paid on Series E Preferred Shares						(6,885)		(6,885)		(6,885)
—Other comprehensive loss						—	(992)	(992)		(992)

BALANCE December 31, 2017	$12,025	$87,339	$857,998	1,019,069	$(5,736)	$547,937	$(5,305)	$1,494,258	$13,880	$1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss						(99,203)		(99,203)	(1,839)	(101,042)
—Issuance of 9.50% Series F Preferred Shares	6,000		138,280			—		144,280		144,280
—Sale of Common Shares		266	555	(1,019,069)	5,736	(2,046)		4,511		4,511
—Cash dividends paid ($0.05 per common share)						(13,096)		(13,096)		(13,096)
—Dividends paid on Series B Preferred Shares						(4,000)		(4,000)		(4,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,492)		(7,492)		(7,492)
—Dividends paid on Series E Preferred Shares						(10,637)		(10,637)		(10,637)
—Dividends paid on Series F Preferred Shares						(4,781)		(4,781)		(4,781)
—Other comprehensive loss						—	(3,355)	(3,355)		(3,355)

BALANCE December 31, 2018	$18,025	$87,605	$996,833	—	$—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income (loss)						15,126		15,126	(1,118)	14,008
—Issuance of Series G Convertible Preferred Shares	3,500		30,484			—		33,984		33,984
—Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)			—		—		—
—Sale of Common Shares		4,557	11,995			—		16,552		16,552
—Capital contribution from non-controlling interest						—		—	10,000	10,000
—Cash dividends paid ($0.05 per common share)						(8,907)		(8,907)		(8,907)
—Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
—Dividends paid on Series B Preferred Shares						(3,000)		(3,000)		(3,000)
—Dividends paid on Series C Preferred Shares						(4,438)		(4,438)		(4,438)
—Dividends paid on Series D Preferred Shares						(7,492)		(7,492)		(7,492)
—Dividends paid on Series E Preferred Shares						(10,639)		(10,639)		(10,639)
—Dividends paid on Series F Preferred Shares						(14,250)		(14,250)		(14,250)
—Dividends paid on Series G Convertible Preferred Shares						(583)		(583)		(583)
—Other comprehensive loss						—	(9,693)	(9,693)		(9,693)

BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(Expressed in thousands of U.S. Dollars)

	2019	2018	2017
Cash Flows from Operating Activities:
Net income (loss)	$14,008	$(101,042)	$9,185
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	128,783	137,023	131,873
Amortization of deferred dry-docking costs	10,641	9,775	7,147
Amortization of loan costs	4,822	3,992	4,152
Stock compensation expense	—	—	487
Change in fair value of derivative instruments	(820)	10,295	(3,692)
Loss on sale of vessels	—	364	3,860
Impairment charges	27,613	65,965	8,922
Payments for dry-docking	(12,871)	(14,869)	(12,532)
(Increase) Decrease in:
Receivables, net	(9,056)	(15,995)	8,573
Inventories	7,356	(4,095)	2,463
Prepaid insurance and other	178	504	265
Capitalized voyage expenses	112	20	—
Increase (Decrease) in:
Payables	2,415	(12,460)	(4,045)
Accrued liabilities	5,108	2,072	8,986
Unearned revenue	6,060	(7,604)	5,183

Net Cash provided by Operating Activities	184,349	73,945	170,827

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(55,988)	(16,161)	—
Vessel acquisitions and/or improvements	(46,217)	(1,154)	(293,347)
Proceeds from sale of vessels	—	17,136	51,550

Net Cash used in Investing Activities	(102,205)	(179)	(241,797)

Cash Flows from Financing Activities:
Proceeds from long-term debt	494,368	352,872	397,092
Financing costs	(3,556)	(4,300)	(3,177)
Payments of long-term debt	(556,939)	(508,832)	(400,053)
Sale of treasury stock, net	—	4,511	10,853
Redemption of Series B preferred shares	(50,000)	—	—
Proceeds from stock issuance program, net	16,552	—	—
Proceeds from preferred stock issuance, net	33,984	144,280	111,029
Cash dividends	(49,309)	(44,444)	(39,874)
Capital contribution from non-controlling interest to subsidiary	10,000	—	—

Net Cash (used in) provided by Financing Activities	(104,900)	(55,913)	75,870

Net (decrease) increase in cash and cash equivalents and restricted cash	(22,756)	17,853	4,900
Cash and cash equivalents and restricted cash at beginning of period	220,526	202,673	197,773

Cash and cash equivalents and restricted cash at end of period	$197,770	$220,526	$202,673

Interest paid
Cash paid for interest, net of amounts capitalized	$70,755	$67,922	$56,580
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	184,835	204,763	189,763
Restricted cash	12,935	15,763	12,910
Total Cash and cash equivalents and restricted cash	197,770	220,526	202,673

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017

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

The Company owns and operates a fleet of crude oil and product carriers including two vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive Income (loss): The statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive loss on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)

Accounts Receivable, Net: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts (nil as of December 31, 2019 and 2018). Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2019, the Company has written off $3,218 ($nil during 2018) of accounts receivable, deemed uncollectible.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

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

(i)

Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for certain of the Company’s vessels and an advance for a vessel under construction as of December 31, 2019, 2018 and 2017, indicated an impairment charge of $18,661, $65,965 and $8,922, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2019 indicated no impairment charge.

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower that its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale, all expected to be sold within a year. An impairment charge of $7,952 was recognized in 2019. At December 31, 2018, there were no vessels held for sale.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

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

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases: The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) and ASU No. 2018-11, Leases (ASC 842)—Targeted Improvements, on January 1, 2019, using the optional transition method. In connection with the adoption of ASC 842, the Company elected the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Sale and Leaseback Transactions: The Company has entered into two sale and leaseback transactions accounted for as operating leases (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

(n)

Revenue from Contracts with Customers: On January 1, 2018, the Company adopted ASC 606 – Revenue from Contracts with Customers, using the modified retrospective method only to contracts that were not completed at January 1, 2018. The prior period comparative information has not been restated and continues to be reported under the accounting guidance in effect for that period. Its adoption mainly changed the method of recognizing revenue over time for voyage charters from the discharge-to-discharge method to the loading-to-discharge method. The adoption of the new accounting standard resulted in a cumulative adjustment of $1,311 in the opening balance of the retained earnings for the fiscal year of 2018. The Company has decided to apply the optional exemption not to disclose the value of the undelivered performance obligations for contracts with an original expected length of one year or less.

Accounting for Revenue and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter or time charter agreements (including profit sharing clauses).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Voyage charters and contracts of affreightment: Voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $215,197, $184,779 and $196,590 for the years ended December 31, 2019, 2018 and 2017, respectively. At December 31, 2019 and 2018, receivables from voyage charters and contracts of affreightment amounted to $26,222 and $25,206 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time charters and Bareboat revenues: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses burden the charterer (i.e. port dues, canal tolls, pilotages and fuel consumption). The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the enforceable right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed day rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

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

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Revenues from time and bareboat charter hire arrangements amounted to $382,255, $345,100 and $332,592 for the years ended December 31, 2019, 2018 and 2017 respectively.

Revenues generated from time charter and bareboat arrangements are usually collected in advance.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Voyage related and vessel operating costs: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided primarily relating to charter hire paid in advance to be earned over the applicable charter period and to revenue resulting from charter agreements with varying rates.

Customers’ concentration: Voyage revenues for 2019, 2018 and 2017 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2019	2018	2017
A	13%	15%	14%
B	11%	10%	11%
C	10%	10%	10%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive loss and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

On January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815). Targeted Improvements to Accounting for Hedging Activities (ASU No. 2017-12), which amends and simplifies existing guidance in order to allow companies to more accurately present the economic effects of risk management activities in the consolidated financial statements, and ASU 2018-16, “Derivatives and Hedging (Topic 815)—Inclusion of the Secured Overnight Financing Rate (SOFR) Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes”, which permits the use of the OIS rate based on SOFR as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815 in addition to the UST, the LIBOR swap rate, the OIS rate based on the Fed Funds Effective Rate and the SIFMA Municipal Swap Rate, as further amended through ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”. The amendments have been adopted on a prospective basis for qualifying new or re-designated hedging relationships entered into on or after the date of adoption. The adoption of this new accounting guidance had no effect on the Company’s consolidated financial statements.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines, and provides guidance as to the measurement of fair value. ASC 820 applies when assets or liabilities in the consolidated financial statements are to be measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (Note 14).

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASU No. 2014-15. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(u)

Net Income (Loss) Per Share Attributable to Common Stockholders: The Company computes net income (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13—Financial Instruments—Credit Losses (Topic 326) which amends the guidance on reporting credit losses for assets held at amortized cost basis and available for sale debt securities. The standard is effective for interim and annual periods beginning after December 15, 2019, although

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

early adoption is permitted. In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses”. The amendments clarify that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which clarify the modification of accounting for available for sale debt securities excluding applicable accrued interest, which must be individually assessed for credit losses when fair value is less than the amortized cost basis. In May 2019, the FASB issued ASU 2019-05, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825 Financial Instruments”, the amendments of which provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments—Credit Losses—Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments—Overall, applied on an instrument-by-instrument basis for eligible instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement—Overall, and 825-10. The effective date and transition requirements for the amendments in these Updates are the same as the effective dates and transition requirements in Update 2016-13, as amended by these Updates. The adoption of the new accounting guidance will not have a material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing U.S. GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and related disclosures.

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)”, which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. This ASU is effective for all entities beginning on March 12, 2020 through December 31, 2020. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2019, 2018 and 2017, the monthly fees for operating conventional vessels were $27.5 and $20.4 for vessels chartered in or chartered out on a bare-boat basis or for vessels under construction, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $36.9 for both 2019 and 2018 and $36.3 for 2017. From the above fees, fees are also paid to third-party managers for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I and the VLCC Millennium until April 11, 2018, the date of vessel’s sale. The Management Company, for services rendered, charged $20,147, $20,169 and $19,480 for 2019, 2018 and 2017, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2019, 2018 and 2017, an award of $500, $200 and $575, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, special awards of $750 and $575 were paid to the Management Company in relation to capital raising offerings in 2018 and 2017, respectively. These awards relating to offerings have been included as a deduction of additional paid-in capital in the accompanying consolidated financial statements.

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

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2019, are $21,271 for 2020, $21,420 for years 2021 and 2022, $20,934 for each of the years 2023 and 2024, and $102,213 from 2025 to 2029.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2019, 2018 and 2017. These fees in total amounted to $850, $245 and $590 for 2019, 2018 and 2017, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

At December 31, 2019, the amount due to the Management Company was $197 ($114 at December 31, 2018).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

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

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $2,038, $2,389 and $1,518 for 2019, 2018 and 2017, respectively.

At December 31, 2019, the amount due from TCM was $20,113 ($20,923 at December 31, 2018), relating to vessel operating expenses to be incurred in the following month.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2019 there were no such sale and purchase charges. In 2018, the VLCC tanker Millennium was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, which was 0.5% of the sale price of the vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2019 and 2018, no such fee was charged. In 2017, $3.1 million in aggregate was charged for supervision fees on fifteen vessels which were delivered between May 2016 and October 2017. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $7,405, $6,580 and $6,532 for 2019, 2018 and 2017, respectively. At December 31, 2019, the amount due to Tsakos Shipping was $1,386 ($520 at December 31, 2018). There is also at December 31, 2019, an amount of $350 ($327 at December 31, 2018) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $9,519, $9,799 and $10,199 for 2019, 2018 and 2017, respectively. At December 31, 2019, the amount due to Argosy was $5,705 ($3,387 at December 31, 2018). There is also at December 31, 2019, an amount of $18 ($nil at December 31, 2018) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $5,617, $5,345 and $5,404 for 2019, 2018 and 2017, respectively.

At December 31, 2019, the amount due to AirMania was $420 ($345 at December 31, 2018).

3.	Long-term Investments

At December 31, 2019 and 2018, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment is impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying Consolidated Statements of Comprehensive Income (Loss). No income was received from this investment during 2019, 2018 and 2017.

4.	Vessels

Acquisitions

On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980. In 2018, there were no vessel acquisitions.

Sales

There were no vessel sales in 2019.

On April 11, 2018, the Company sold the VLCC Millennium, for net proceeds of $17,136, realizing a net loss of $364. The loss from the sale of the vessel is separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Sale and Leaseback

On December 21, 2017, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $32,600 each. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At December 31, 2019 and 2018, the Company has assessed the recoverability of seller’s credit. There was no indication of impairment. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

Upon adoption of ASC 842, the Company as at January 1, 2019, recognized on its consolidated balance sheet a right-of-use asset of $29,382 based on the present value of the future minimum lease payments and an obligation under operating leases of $29,382. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not performed any payments prior to the commencement date of the contract. The leaseback agreements include three one-year option periods, following completion of the initial five-year charters, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% and the weighted average remaining lease term was 2.98 years as at December 31, 2019. Amortization of the right-of-use asset is recognized on a straight-line basis from the commencement date of the contract to the end of the non-cancellable lease period, provided that no impairment will be recognized over the lease term. As at December 31, 2019, both the right-of use asset and the corresponding obligation under operating leases were $21,428 (current portion $7,534 and non-current portion $13,894).

Year	Lease Commitment
2020	$8,191
2021	8,191
2022	8,191

Minimum net lease payments	$24,573
Less: Present value discount	(3,145)

Total Obligations under operating leases (current and non-current portion)	$21,428

The amount of $15,408 was recognized as sublease income for the year ended December 31, 2019, compared to $11,599 for the corresponding period of 2018.

Impairment

As of December 31, 2019, the Company reviewed the carrying amount in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for three of the Company’s vessels classified as held for sale (Note 1(j)); Archangel, Alaska, Izumo Princess and for four of the Company’s vessels held and used (Note 1(i)); Amphitrite, Arion, Andromeda, Aegeas. Consequently, the carrying value of five of the above vessels (Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess) totaling $102,550, has been written down to $79,300 based on the lower of the carrying amounts and Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. The carrying value of two of the above vessels (Archangel, Alaska) totaling $64,433, has been written down to $61,070 based on the lower of their carrying amounts and Level 1 inputs indicative of the vessels’ sales prices, less cost to sell. The resulting impairment charge was $26,613 and is reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss). In 2018, there was an impairment charge of $65,965 relating to Silia T, Byzantion, Bosporos, Selini, Salamina plus an advance for a construction later abandoned. In 2017, there was an impairment charge of $8,922 relating to the vessels Silia T and Millennium.

5.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,648 and $27,815 at December 31, 2019 and 2018, respectively. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –Term Debt

Facility	2019	2018
(a) Credit Facilities	—	62,500
(b) Term Bank Loans	1,544,551	1,544,622

Total	1,544,551	1,607,122
Less loan costs, net	(10,255)	(11,521)
Total long-term debt	1,534,296	1,595,601
Less current portion of debt	(238,351)	(163,870)
Add deferred finance costs, current portion	2,838	3,286

Total long-term portion, net of current portion and deferred finance costs	1,298,783	1,435,017

(a)	Credit facilities

As at December 31, 2018, the Company had one open reducing revolving credit facility which matured in February 2019.

(b)	Term bank loans

Term loan balances outstanding at December 31, 2019, amounted to $1,544,551. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between July 2020 and May 2030. Interest rates on the outstanding loans as at December 31, 2019 are based on London interbank offered rate (“LIBOR”) plus a spread.

On December 6, 2018, the Company signed a new eight-year loan agreement for $82,752 relating to the pre- and post-delivery financing of the aframax tankers under construction, Mediterranean Voyager and Caribbean Voyager. The loan is repayable in sixteen equal consecutive semi-annual installments of $1,149.3, commencing six months after the delivery of each vessel, plus a balloon of $22,987 payable together with the last installment for each vessel. The amount of $56,892 was drawn up to December 31, 2019 and the remaining amount of $25,860 was drawn on January 2, 2020, with the delivery of the second aframax tanker Caribbean Voyager (Note 10).

On December 28, 2018, the Company signed a new five-year loan agreement for $62,500 relating to the refinancing of the LNG carrier Neo Energy. On January 10, 2019, the Company repaid the amount of $62,500 which was outstanding at the refinancing date and drew down $62,500 on the same date. The new loan is repayable in ten semi-annual installments of $3,000, commencing six months after the drawdown date, plus a balloon of $32,500 payable with the last installment.

On January 28, 2019, the Company signed a new six-year loan agreement for $88,150 relating to the refinancing of the debt approaching maturity of the suezmax tankers, Spyros K and Dimitris P, the aframax tanker Uraga Princess and the panamax tanker Salamina. The loan was drawn on January 30, 2019 and is repayable in twelve semi-annual installments of $5,200, commencing six months after the drawdown date, plus a balloon of $25,750 payable together with the last installment. Part of the loan, for the vessel Salamina, amounting to $14,272, was prepaid on June 17, 2019.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On May 31, 2019, the Company signed a new five-year loan agreement amounting to $38,250 to refinance the existing loans of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. On May 31, 2019 and June 13, 2019, the Company drew down the amount of $25,500 and $12,750, respectively. On May 31, 2019 and June 3, 2019, the Company repaid the old loan amounts of $9,062 for Maya and Inca and $16,575 for Selini. The loan is repayable in ten semi-annual installments of $3,187, commencing six months after the drawdown date, plus a balloon of $6,375 payable together with the last installment.

On July 12, 2019, the Company signed a new four-year loan agreement amounting to $26,000 for the refinancing of three handysize vessels, Amphitrite, Arion and Andromeda. On July 17, 2019, the Company drew down $26,000 and on the same date, repaid the old loan amounting to $19,448. The new loan is repayable in ten semi-annual installments of $2,600.

On July 12, 2019, the Company signed a new seven-year loan agreement amounting to $56,352 relating to the pre- and post-delivery financing of the first suezmax tanker under contruction (Hull 8041). The first drawdown of $6,979 was made on July 31, 2019, for the payment of the second installment to the ship building yard. The loan is repayable in fourteen consecutive semi-annual installments of $1,408.8, commencing six months after the delivery of the vessel, plus a balloon of $36,629 payable together with the last installment.

On August 5, 2019, the Company signed a new seven-year loan agreement amounting to $72,000 for the refinancing of two aframax tankers, Thomas Zafiras and Leontios H. The loan was drawn on August 8, 2019 and is repayable in fourteen semi-annual installments of $2,400 plus a balloon payment of $38,400 payable together with the last installment. On August 9, 2019, the Company prepaid the old loan amounting to $64,825.

On August 7, 2019, the Company signed a new ten-year loan agreement amounting to $54,387 relating to pre- and post-delivery financing of the second suezmax tanker under construction (Hull 8042). The first drawdown of $6,733 was made on August 9, 2019, for the payment of the second installment to the ship building yard. The loan is repayable in twenty consecutive semi-annual installments of $1,510.7, commencing six months after the delivery of the vessel, plus a balloon of $24,172 payable together with the last installment.

On August 21, 2019, the Company signed a new five-year loan agreement amounting to $71,036 for the refinancing of two aframax tankers, Elias Tsakos and Oslo TS. The loan was drawn in two tranches on August 27, 2019 and August 28, 2019, repayable in fourteen semi-annual installments of $1,200 plus a balloon of $19,200 and ten semi-annual installments of $1,341 plus a balloon of $21,626 payable with last installment, respectively. On August 27, 2019 and August 28, 2019, the Company prepaid the old loans amounting to $31,212 and $35,036, respectively.

On December 6, 2019, the Company signed a new five-year loan agreement amounting to $36,000 for the refinancing of the aframax tanker Parthenon TS. The loan was drawn on December 10, 2019 and on the same date prepaid the old loan amounting to $31,212. The loan is repayable in ten semi-annual installments of $1,200 plus a balloon of $24,000 payable with last installment.

On December 18, 2019, the Company signed a new five-year loan agreement amounting to $35,000 for the refinancing of the aframax tanker Eurovision. The loan was drawn on December 19, 2019 and on the same date the Company prepaid the old loan amounting to $28,000. The loan is repayable in ten semi-annual installments of $1,591 plus a balloon of $19,090 payable with the last installment.

At December 31, 2019, interest rates on these term bank loans ranged from 3.45% to 5.13%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2019	4.41%
Year ended December 31, 2018	4.21%
Year ended December 31, 2017	3.47%

Loan movements for credit facilities and term loans throughout 2019:

Loan	Origination Date	Original Amount	Balance at January 1, 2019	New Loans	Prepaid	Repaid	Balance at December 31, 2019
Credit facility	2007	120,000	62,500	—	62,500	—	—
12-year term loan	2009	40,000	18,750	—	—	2,500	16,250
10-year term loan	2010	39,000	16,900	—	16,900	—	—
10-year term loan	2010	43,924	18,181	—	16,575	1,606	—
9-year term loan	2010	42,100	21,300	—	21,300	—	—
10-year term loan	2011	48,000	24,000	—	24,000	—	—
9-year term loan	2011	48,650	25,948	—	25,948	—	—
8-year term loan	2011	73,600	73,672	—	—	6,406	67,266
7-year term loan	2014	42,000	30,800	—	28,000	2,800	—
6-year term loan	2014	193,239	169,120	—	127,250	8,476	33,394
7-year term loan	2014	40,400	36,377	—	35,036	1,341	—
6-year term loan	2014	78,744	72,925	—	—	4,669	68,256
6-year term loan	2014	39,954	37,457	—	—	2,497	34,960
5-year term loan	2015	35,190	31,280	—	—	1,955	29,325
7-year term loan	2015	35,190	30,792	—	—	2,199	28,593
7-year term loan	2015	39,900	29,019	—	—	3,627	25,392
5-year term loan	2015	82,775	56,908	—	—	10,347	46,561
6-year term loan	2015	46,217	32,351	—	—	4,622	27,729
7-year term loan	2015	44,800	36,800	—	—	3,200	33,600
12-year term loan	2016	309,824	252,433	—	—	21,502	230,931
5-year term loan	2016	33,104	21,996	—	19,450	2,546	—
4-year term loan	2016	18,125	10,875	—	9,063	1,812	—
71/2-year term loan	2017	85,000	79,333	—	—	5,667	73,666
4-year term loan	2017	122,500	92,314	—	—	15,594	76,720
6-year term loan	2018	80,000	76,255	—	—	7,490	68,765
5-year term loan	2018	180,000	151,014	—	—	23,122	127,892
5-year term loan	2018	44,000	44,000	—	—	4,700	39,300
5-year term loan	2018	48,650	48,650	—	—	6,081	42,569
8-year term loan	2018	82,752	5,172	51,720	—	—	56,892
5-year term loan	2018	62,500	—	62,500	—	3,000	59,500
6-year term loan	2019	88,150	—	88,150	14,272	4,358	69,520
5-year term loan	2019	38,250	—	38,250	—	3,187	35,063
4-year term loan	2019	26,000	—	26,000	—	—	26,000
7-year term loan	2019	56,352	—	6,979	—	—	6,979
10-year term loan	2019	54,387	—	6,733	—	—	6,733
7-year term loan	2019	72,000	—	72,000	—	—	72,000
5-year term loan	2019	71,036	—	71,036	—	1,341	69,695
5-year term loan	2019	36,000	—	36,000	—	—	36,000
5-year term loan	2019	35,000	—	35,000	—	—	35,000

Total			1,607,122	494,368	400,294	156,645	1,544,551

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the parent company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $104,979 at December 31, 2019 and $99,154 at December 31, 2018, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Two loan agreements require the Company to maintain throughout the security period, an aggregate credit balance in a deposit account of $3,700. Four loan agreements require a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2019, the Company and its wholly owned subsidiaries had twenty-nine loan agreements, totaling $1,544,551. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2019.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2019, are as follows:

Year	Amount
2020	238,351
2021	224,044
2022	164,367
2023	347,775
2024	250,978
2025 and thereafter	319,036

1,544,551

7.	Interest and Finance Costs, net

	2019	2018	2017
Interest expense	69,980	72,191	62,343
Less: Interest capitalized	(1,018)	(252)	(445)

Interest expense, net	68,962	71,939	61,898
Interest swaps termination cash settlements	—	(477)	(3,685)
Bunkers swap and call options cash settlements	1,469	(9,857)	(2,547)
Bunker call options premium	—	—	216
Amortization of loan costs	4,822	3,992	4,152
Bank charges	240	405	164
Change in fair value of non-hedging financial instruments	(770)	10,807	(3,359)

Net total	74,723	76,809	56,839

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2019, the Company was committed to nine floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $481,998, maturing from July 2020 through October 2027, on which it pays fixed rates averaging 2.40% and receives floating rates based on the six-month LIBOR (Note 14).

At December 31, 2019, the Company held eight of the nine interest rate swap agreements, designated and qualifying as cash flow hedges, in order to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts aggregating to $455,998.

The fair values of such financial instruments as of December 31, 2019 and 2018, in aggregate amounted to $14,832 (negative) and $5,000 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2019, that is estimated to be reclassified into earnings within the next twelve months is $45.

At December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria. On December 20, 2018, the Company discontinued as a cash flow hedge one hedging interest rate swap. This interest rate swap associated with a secured term loan facility, which was part of the refinancing of debt approaching maturity relating to the vessels Euro and Sakura Princess. Upon completion of the refinancing on December 20, 2018, the hedge no longer met the criteria for hedge accounting as it was no longer highly effective, and it was determined by management that the future cash flows associated with the repayment of the new financing were not probable of occurring. The fair value of the non-hedging swap as of December 31, 2019 and 2018, amounted to $187 (negative) and $38 (negative), respectively. As such, the changes in its fair value during 2019 and 2018 amounting to $149 (negative) and $86 (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

In November 2018, the Company entered into two call option agreements, with an exercise date in 2019 and through 2020, for a total premium of $1,602. At December 31, 2019 and 2018, the Company held one and three, respectively, call option agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The value of the call options at December 31, 2019 and 2018 was $147 (positive) and $350 (positive), respectively. The changes in their fair value during 2019 and 2018 amounting to $203 (negative) and $232 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

In 2019 and 2018, the Company held twenty-five and nineteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2019 and December 31, 2018 were $2,850 (negative) and $3,972 (negative), respectively. The change in the fair values as of December 31, 2019 and December 31, 2018, was $1,122 (positive) and $10,999 (negative), respectively.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates September 2019 and October 2019. Total cash received from those swaps’ terminations amounted to $1,470. The change in their fair value during 2018 and 2017 were $3,264 (negative) and $785 (positive) respectively.

8.	Stockholders’ Equity

In 2019, the Company issued 4,557,296 common shares for net proceeds of $16,552. In 2018, the Company sold 1,019,069 common shares from its treasury stock and issued 265,993 common shares for net proceeds

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

of $4,511. In 2017, the Company sold 2,488,717 common shares from its treasury stock for net proceeds of $10,853 and 24,803 of its Series D Preferred Shares for net proceeds of $533.

As of December 31, 2019, the Company was in full compliance with all the covenants contained within the terms of its Series C Preferred Shares. There are no financial covenants in the Company’s other outstanding series of preferred shares.

On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.50 per share, declared on June 28, 2019. The difference between the carrying value and the fair value of the Series B Preferred Shares, amounting to $2,750, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2019 (Note 10).

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $3.00 per share, representing a conversion rate of three and one-third common shares per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised.

On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The holders of the Series G Convertible Preferred Shares generally do not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company may not adopt any amendment to its memorandum of association or bye-laws that materially or adversely alters or affects the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s newbuilding conventional tankers i.e. Hull 8042, (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35,000 will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals (Shyris Shipping). The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations result in less than $35,000 of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall will remain subject to redemption prior to the fifth anniversary of the share purchase agreement. After such time, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred Shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping.

On July 10, 2018, the Company completed an offering of 6,000,000 of its Series F Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share, raising $144,280, net of underwriter’s discount and other expenses. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends at a rate equal to 9.50% per annum of the stated liquidation preference prior to July 30, 2028 and from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus spread of 6.54% per annum of the stated liquidation preference.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

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

9.	Accumulated other comprehensive loss

In 2019, Accumulated other comprehensive loss increased to $18,353 ($8,660 in 2018) mainly due to unrealized losses from hedging financial instruments of $9,693 (losses of $3,355 and $992 in 2018 and 2017, respectively).

10.	Loss per Common Share

The Company calculates basic and diluted net loss per share in conformity with the two-class method required for companies with participating securities. The Company considered all series of redeemable convertible preferred shares to have been participating securities as the holders were entitled to receive non-cumulative dividends on a pari passu basis in the event that a dividend was paid on common shares. Under the two-class method, the net loss attributable to common stockholders is not allocated to the redeemable convertible preferred shares as the holders of redeemable convertible preferred shares do not have a contractual obligation to share in losses.

Under the two-class method, basic net loss per share is calculated by dividing the net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period.

The following table sets forth the computation of basic and diluted net loss per share:

Numerator

	2019	2018	2017
Net income (loss) attributable to Tsakos Energy Navigation Limited	$15,126	$(99,203)	$7,612
Preferred share dividends, Series B	(3,000)	(4,000)	(4,000)
Preferred share dividends, Series C	(4,438)	(4,438)	(4,437)
Preferred share dividends, Series D	(7,492)	(7,492)	(7,479)
Preferred share dividends, Series E	(10,637)	(10,637)	(7,860)
Preferred share dividends, Series F	(14,250)	(7,196)	—
Preferred share dividends, convertible Series G	(583)	—	—
Deemed dividend on Series B preferred shares	(2,750)	—	—
Net loss attributable to common stockholders	(28,024)	(132,966)	(16,164)

Denominator
Weighted average common shares outstanding	88,757,923	87,111,636	84,713,572

Basic and diluted loss per common share	$(0.32)	$(1.53)	$(0.19)

For purposes of this calculation, potential redeemable convertible preferred shares of 3,100,457 for the year ended December 31, 2019, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Non-controlling Interest in Subsidiary

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya and Inca and two Liberian registered companies which own the vessels Selini and Salamina. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 6.2% of the Company’s 2019 revenue (7.5% in 2018 and 9.5% in 2017) was generated by Flopec.

In June 2019, Mare Success S.A increased its paid-in capital by $20,408, of which $10,408 constituted the 51% portion contributed by the Company and the $10,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax tankers, Selini and Salamina. This transaction did not affect vessels’ carrying values on a consolidated basis.

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

As at December 31, 2019, the Company had under construction one aframax tanker, two suezmax tankers and one LNG carrier.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The total contracted amount remaining to be paid for the four vessels under construction plus the extra costs agreed as at December 31, 2019, were $323,331. The amount of $188,792 is due to be paid in 2020 and the amount of $134,539 in 2021.

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2019, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2020	$306,717
2021	213,165
2022	133,127
2023	96,426
2024 to 2028	210,100

Minimum charter revenues	$959,535

These amounts do not assume any off-hire.

14.	Financial Instruments

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

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term investment (Note 3) and the long-term receivable estimates that the amount

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company in the event of sale of that investment and the end of the non-cancellable lease period, respectively.

The fair values of the interest rate swap agreements, bunker swap agreements and call option agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2019 and 2018, are as follows:

	2019		2018
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	184,835	184,835	204,763	204,763
Restricted cash	12,935	12,935	15,763	15,763
Investments	—	—	1,000	1,000
Debt	(1,544,551)	(1,544,551)	(1,607,122)	(1,607,122)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive Income (Loss) or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	131	—	3,024	30

	Financial instruments—Fair Value, net of current portion	260	—	12,199	4,970

Subtotal		391	—	15,223	5,000

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	—	—	121	18

	Financial instruments—Fair Value, net of current portion	—	—	66	20

Bunker swaps	Current portion of financial instruments—Fair value	520	—	755	—

Bunker swaps	Financial instruments—Fair Value, net of current portion	27	—	2,642	3,972

Bunker call options	Current portion of financial instruments—Fair value	147	217	—	—

Bunker call options	Financial instruments—Fair Value, net of current portion	—	133	—	—

Subtotal		694	350	3,584	4,010

Total derivatives		1,085	350	18,807	9,010

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps		(9,938)	(4,316)	(3,692)

Total		(9,938)	(4,316)	(3,692)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps	Depreciation expense	(189)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	(56)	(772)	(2,511)

Total		(245)	(961)	(2,700)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2019 and 2018, was $18,353 and $8,660 respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2019	2018	2017
Interest rate swaps	Interest and finance costs, net	(149)	(39)	—
Bunker swaps	Interest and finance costs, net	1,122	(1,142)	5,903
Bunker call options	Interest and finance costs, net	(1,672)	231	(213)

Total		(699)	(950)	5,690

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2019 and 2018, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2019	December 31, 2018
Interest rate swaps	(15,019)	(5,038)
Bunker swaps	(2,850)	(3,972)
Bunker call options	147	350

	(17,722)	(8,660)

15.	Subsequent Events

a)	On January 7, 2020, the Company acquired the aframax tanker Caribbean Voyager.

b)	On January 9, 2020, the Company entered into a five-year sale and leaseback agreement for each of the two suezmaxes previously classified as held for sale, Archangel and Alaska.

c)	On January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares.

d)	On January 30, 2020, the Company paid a dividend of $0.55469 per share for its 8.875% Series C Preferred Shares.

e)	On January 30, 2020, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

f)	On January 31, 2020, the Company paid the second installment for the LNG carrier under construction, Hull 3157, amounting to $9,250.

g)	On February 3, 2020, the Company sold the suezmax tanker Silia T to a client company of Tsakos Shipping for gross proceeds of $15,500.

h)	On February 28, 2020, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

i)	On February 28, 2020, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2019, 2018 AND 2017—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

j)	On March 24, 2020, the Company declared a dividend of $0.05 per common share payable in June 2020 and announced an up to $50,000 common and preferred stock buyback program.

k)	On March 24, 2020, the Company received a capital contribution of $4.0 million from non-controlling owners.

l)	On April 6, 2020, the Company declared a dividend of $0.55469 per share and $0.59375 per share, respectively, for its Series C and Series F Preferred Shares payable on April 30, 2020.

m)	As of April 14, 2020, the Company had raised $2,425 from the issuance of 561,136 common shares.

n)

The current COVID-19 pandemic might have catastrophic impact globally, with a broad range of unavoidable consequences for the shipping industry, which might negatively affect our business, financial performance and our results of operations. An estimate of the impact cannot be made at this time.