Form 20-F
period 2020-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2021-04-16
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $5.00 per share	TNP	NYSE

Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRD	NYSE
Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRE	NYSE
Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TNP.PRF	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2020, there were 18,215,679 of the registrant’s Common Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Redeemable Convertible Preferred Shares outstanding.

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

Large accelerated filer  ☐    Accelerated Filer ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report: ☒ Yes   ☐ No

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;
•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;
•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;
•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it;
•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies and the impact of the COVID-19 pandemic;
•	the carrying value of our vessels and the potential for any asset impairments;
•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;
•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;
•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;
•	our expectations relating to dividend payments and ability to make such payments;
•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;
•	our anticipated general and administrative expenses;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;
•	potential liability from future litigation;
•	global and regional political conditions;
•	tanker, product carrier and LNG carrier supply and demand; and
•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

Table of Contents	1

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

We undertake no obligation to update or revise any forward-looking statements contained in this Annual Report on Form 20-F, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Tsakos Energy Navigation Limited is a Bermuda company that is referred to in this Annual Report on Form 20-F, together with its subsidiaries, as “Tsakos Energy Navigation,” “the Company,” “we,” “us,” or “our.” This report should be read in conjunction with our consolidated financial statements and the accompanying notes thereto, which are included in Item 18 to this report.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of the common shares of the Company. All share and per share data disclosed in this annual report give effect to this reverse share split.

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

Selected Consolidated Financial Data and Other Data

The following table presents selected consolidated financial and other data of Tsakos Energy Navigation Limited for each of the five years in the five-year period ended December 31, 2020. The table should be read together with “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data of Tsakos Energy Navigation Limited is a summary of, is derived from and is qualified by reference to, our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Our audited consolidated statements of comprehensive income (loss), other comprehensive income (loss), stockholders’ equity and cash flows for the years ended December 31, 2020, 2019, and 2018, and the consolidated balance sheets at December 31, 2020 and 2019, together with the notes thereto, are included in “Item 18. Financial Statements” and should be read in their entirety. Our selected consolidated financial data as of December 31, 2018, 2017 and 2016 and for each of the two years ended December 31, 2017 and 2016 is derived from our consolidated financial statements not included herein.

Table of Contents	2

Selected Consolidated Financial and Other Data

(In thousands of U.S. dollars, except for share and per share amounts and fleet data)

	2020	2019	2018	2017	2016
Income Statement Data
Voyage revenues	$ 644,135	$ 597,452	$ 529,879	$ 529,182	$ 481,790
Expenses
Voyage expenses	145,267	125,802	125,350	113,403	106,403
Charter hire expense	21,602	10,822	10,822	311	—
Vessel operating expenses(1)	179,205	180,233	181,693	173,864	146,546
Depreciation and amortization	137,100	139,424	146,798	139,020	113,420
General and administrative expenses	29,040	27,696	27,032	26,324	25,611
Net loss on sale of vessels	6,451	—	364	3,860	—
Impairment charges	28,776	27,613	65,965	8,922	—
Operating income (loss)	96,694	85,862	(28,145)	63,478	89,810
Other expenses (income):
Interest and finance costs, net	70,579	74,723	76,809	56,839	35,873
Interest and investment income	(1,071)	(3,694)	(2,507)	(1,082)	(623)
Other, net	(36)	825	(1,405)	(1,464)	(1,935)
Total other expenses, net	69,472	71,854	72,897	54,293	33,315
Net income (loss)	27,222	14,008	(101,042)	9,185	56,495
Less: Net loss (income) attributable to non-controlling interest	(3,220)	1,118	1,839	(1,573)	(712)
Net income (loss) attributable to Tsakos Energy Navigation Limited	$ 24,002	$ 15,126	$ (99,203)	$ 7,612	$ 55,783
Effect of preferred dividends	(36,579)	(40,400)	(33,763)	(23,776)	(15,875)
Deemed dividend on Series B preferred shares	—	(2,750)	—	—	—
Deemed dividend on Series C preferred shares	(2,493)	—	—	—	—
Net (loss) income attributable to Tsakos Energy Navigation Limited common stockholders	$ (15,070)	$ (28,024)	$ (132,966)	$ (16,164)	$ 39,908
Per Share Data
(Loss) Earnings per share, basic	$ (0.80)	$ (1.58)	$ (7.63)	$ (0.95)	$ 2.35
(Loss) Earnings per share, diluted	$ (0.80)	$ (1.58)	$ (7.63)	$ (0.95)	$ 2.35
Weighted average number of shares, basic	18,768,599	17,751,585	17,422,327	16,942,714	16,981,016
Weighted average number of shares, diluted	18,768,599	17,751,585	17,422,327	16,942,714	16,981,016
Dividends per common share, paid	$ 0.50	$ 0.25	$ 0.25	$ 0.25	$ 0.25
Cash Flow Data
Net cash provided by operating activities	205,416	184,349	73,945	170,827	170,354
Net cash used in investing activities	(94,613)	(102,205)	(179)	(241,797)	(576,075)
Net cash (used in) provided by financing activities	(136,802)	(104,900)	(55,913)	75,870	298,488
Balance Sheet Data (at year end)
Cash and cash equivalents	$ 160,475	$ 184,835	$ 204,763	$ 189,763	$ 187,777
Cash, restricted	11,296	12,935	15,763	12,910	9,996
Investments	—	—	1,000	1,000	1,000
Advances for vessels under construction	49,030	61,475	16,161	1,650	216,531
Vessels, net book value	2,615,112	2,633,251	2,829,447	3,028,404	2,677,061
Total assets	3,112,275	3,154,103	3,205,058	3,373,636	3,277,575
Long-term debt, including current portion, net of deferred finance costs	1,500,357	1,534,296	1,595,601	1,751,869	1,753,855
Total stockholders’ equity	1,381,818	1,472,319	1,506,777	1,508,138	1,417,450
Fleet Data
Average number of vessels	65.0	64.2	64.3	62.6	52.6
Number of vessels (at end of period)	66.0	65.0	64.0	65.0	58.0
Average age of fleet (in years)(2)	9.3	9.1	8.2	7.7	7.9
Earnings capacity days(3)	23,781	23,432	23,460	22,850	19,244
Off-hire days(4)	1,387	890	887	755	674
Net earnings days(5)	22,394	22,542	22,573	22,095	18,570
Percentage utilization(6)	94.2%	96.2%	96.2%	96.7%	96.5%
Average TCE per vessel per day(7)	$ 23,638	$ 21,378	$ 18,226	$ 18,931	$ 20,412
Vessel operating expenses per ship per day(8)	$ 7,821	$ 7,716	$ 7,745	$ 7,688	$ 7,763
Vessel overhead burden per ship per day(9)	$ 1,221	$ 1,182	$ 1,152	$ 1,152	$ 1,331

(1)	Vessel operating expenses are costs that vessel owners typically bear, including crew wages and expenses, vessel supplies and spares, insurance, tonnage tax, routine repairs and maintenance, quality and safety costs and other direct operating costs.
(2)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.
(3)	Earnings capacity days are the total number of days in a given period that we own or control vessels.
(4)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.
(5)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.
(6)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.
(7)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2020 and 2019, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 917 days and 446 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

Table of Contents	3

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2020	2019	2018	2017	2016
Voyage revenues	$ 644,135	$ 597,452	$ 529,879	$ 529,182	$ 481,790
Less: Voyage expenses	(145,267)	(125,802)	(125,350)	(113,403)	(106,403)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	8,800	720	—	2,500	3,660

Time charter equivalent revenues	507,668	472,370	404,529	418,279	379,047

Net earnings days	21,477	22,096	22,195	22,095	18,570
Average TCE per vessel per day	$ 23,638	$ 21,378	$ 18,226	$ 18,931	$ 20,412
(8)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.
(9)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2020:

This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

In thousands of U.S. Dollars	As of December 31, 2020

Cash
Cash and cash equivalents	$ 160,475
Restricted cash	11,296

Total cash	171,771

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$ 1,509,794

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 authorized, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding	16,640
Common shares, $5.00 par value; 35,000,000 shares authorized; 19,194,615 shares issued, and 18,215,679 shares issued and outstanding	95,973
Additional paid-in capital	949,090
Cost of treasury stock	(9,834)
Accumulated other comprehensive loss	(36,994)
Retained earnings	338,800
Non-controlling interest	28,143

Total stockholders’ equity	1,381,818

Total capitalization	$ 2,891,612

Reasons For the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Summary of Risk Factors

An investment in our common or preferred shares is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Table of Contents	4

Risks Related To Our Industry

•	If rates in the cyclical tanker charter market, which can be volatile, remain at low levels for any significant period it will have an adverse effect on our results of operations.
•	The COVID-19 pandemic will continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.
•	Disruptions in world financial markets and economic conditions, as well as protectionist trade measures and other governmental action, could have a material adverse impact on our results of operations.
•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products impacting demand for tankers and, in turn, charter rates.
•	An increase in the supply of vessels could cause charter rates to decline, adversely affecting our results.
•	We face substantial competition for charters, including from state and independent oil companies.
•	We operate internationally and terrorist attacks, international hostilities, economic sanctions and economic conditions could adversely affect our business.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation could result in fines, criminal penalties, contract terminations and adversely affect our business.
•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

Risks Related To Our Business

•	A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities, which are secured by mortgages on our subsidiaries’ vessels.
•	Charters at attractive rates may not be available when our current time charters expire.
•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues.
•	Contracts for newbuilding vessels present certain economic and other risks.
•	Credit conditions internationally might impact our ability to raise debt financing.
•	The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by volatile natural gas prices and demand for natural gas, and the supply of LNG carriers.
•	Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.
•	Fuel is the largest expense in our shipping operations, and fuel prices may adversely affect our profits.
•	The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
•	Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.
•	We are exposed to volatility in LIBOR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
•	The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable control over us, which may limit your ability to influence our actions.

Risks Related to Our Management Arrangements

•	We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business, as we do not have the employee infrastructure to manage our operations and have no physical assets.
•	Tsakos Shipping and TCM could experience conflicts of interests in performing obligations owed to us and the operators of other tankers, including tankers that clients of Tsakos Shipping have acquired.

Table of Contents	5

•	Our chief executive officer has affiliations with Tsakos Energy Management, Tsakos Shipping and TCM, which could create conflicts of interest.

Risks Related To Our Common and Preferred Shares

•	Future sales of our shares in the public market could cause the market price of our shares to decline.
•	We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.
•	Our preferred shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
•	Holders of our preferred shares have extremely limited voting rights.
•	Provisions in our Bylaws and our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction is beneficial to our shareholders.
•	Because we are a Bermuda company you may not have the same rights as a shareholder in a U.S. corporation.
•	As “foreign private issuer” under NYSE rules we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Tax Risks

•	If we became subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.
•	If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under U.S. tax laws.

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 2, 2021, about two thirds of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2021 and June 2028, including nine which are scheduled to expire in 2021. After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued into 2021. The global economy and demand for oil and oil products remains subject to substantial uncertainty due to the COVID-19 outbreak and related containment efforts throughout the world. If rates in the charter market were to remain at low levels for any significant period in 2021, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

The COVID-19 pandemic will continue to have significant consequences globally that will have a broad range of consequences for the shipping industry, including negatively impacting demand for energy and charter rates, which could continue to negatively affect our business and results of operations.

Table of Contents	6

The impact of the COVID-19 pandemic has had and may continue to have far-reaching repercussions on our business and industry which continue to evolve. There have been many effects on the shipping industry, directly and indirectly, arising from the pandemic. The most important issue to face the industry and our Company, given the high number of fatalities since the beginning of the outbreak, is the potential temporary or permanent loss of onshore personnel and seafarers including individuals who have years of experience with the Company. Our suppliers, the yards that repair and build our vessels and the refineries that our vessels serve, may also suffer reductions in personnel, lost demand for their products and services and government-imposed restrictions on their operations.

The outbreak of the COVID-19 virus in early 2020 and continuing into 2021 has led several countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The COVID-19 pandemic and the global response to it has introduced uncertainty in various areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, which has negatively impacted demand for energy including oil and oil products, as well as LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters.  These factors may continue to have a significant adverse effect on our ability to secure charters at profitable rates, particularly for our vessels in the spot market or those operating with profit share arrangements or the 15 tankers in our fleet with charters expiring in 2021, as demand for additional charters could continue to be significantly affected. The business of our charterers could also be adversely affected, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. Prolongment of the COVID-19 pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

The lockdowns and commitment by world governments to provide financial support to their populations during the pandemic may have serious adverse long-term effects on the economies and budgetary resources of these nations, which in turn may result in a decline in oil demand and a reduction of vessel utilization. Government-imposed lockdowns, curfews and other restrictions on businesses and personal activity in many countries may even lead to changes in prevailing governmental practices and relationships between governments and their citizens that may in turn lead to political turmoil and strife.

Failure to control the continued spread of COVID-19 could continue to significantly impact economic activity, and in turn demand for crude oil, oil products and LNG, which could further negatively affect our business, financial condition, results of operations and cash flows.

Disruptions in world financial markets and economic conditions, including due to the COVID-19 pandemic, and protectionist trade measures and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile at times over the past two decades, and more recently in 2020 as a result of the COVID-19 pandemic, and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit in the shipping industry, all of which are likely to be exacerbated by the continued spread the COVID-19 and its variants. While the global economy was improving, it remained subject to downside risk, and the outbreak of COVID-19 and second waves in several key economies has dramatically disrupted the global economy and is expected to cause recession in various countries, the duration of which is unpredictable. This may also prolong tight credit markets and potentially cause such conditions to become more severe.

In addition, the exit of the UK from the European Union and the possible need of realignment of trading patterns as a consequence, as well as continued turmoil and hostilities in the Middle East or potential hostilities elsewhere in the world and additional public health emergencies or natural disasters, could contribute to volatility in the global financial markets. These

Table of Contents	7

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

Moreover, as a result of the slow recovery from the economic crisis in Greece, exacerbated by the spread of COVID-19 in the country and related restrictions of movement, and the related austerity measures implemented by the Greek government, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Financial difficulties of the European Union resulting from the UK exit from the European Union and challenges confronted by member states in addressing the COVID-19 pandemic, particularly Italy, France and Spain, may place additional pressure on the Eurozone and limit the flexibility of its leadership and member states in lending to the Greek government. Furthermore, the commitments by the Greek government to the nations’ creditors and potential shift in its policies may potentially lead to Greece’s exit from the Eurozone if not satisfied, which could affect our technical and commercial managers’ operations located in Greece.

The implementation by the U.S. or other governments of protectionist trade measures, including tariffs or other trade restrictions such as those imposed by the U.S. and China, could also adversely affect the world oil and petroleum markets.

The tanker industry is highly dependent upon the crude oil and petroleum products industries.

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic has caused demand for oil and oil products to stagnant. In the event that this recent softness persists and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as has been the case since the second half of 2020. Also, if oil prices remain at low uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, as they have since the second half of 2020, and possibly remain at low levels for a prolonged period.

Our operating results are subject to seasonal fluctuations.

The tankers owned by our subsidiary companies operate in markets that have historically exhibited seasonal variations in tanker demand, which may result in variability in our results of operations on a quarter-by-quarter basis. Tanker markets are typically stronger in the winter months due to increased oil consumption in the northern hemisphere, but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30. However, there may be periods in

Table of Contents	8

the northern hemisphere when the expected seasonal strength does not materialize to the extent required to support sustainable profitable rates due to tanker overcapacity.

An increase in the global supply of vessels, or specifically in a particular category of vessel, without an increase in demand for such vessels could cause global charter rates to decline, or rates for a particular category of vessel to decline, which could have a material adverse effect on our revenues and profitability.

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 7% of the existing world tanker fleet at March 1, 2021, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2021. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in, or prolonged period of, already weak charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, panamax, handymax and handysize tankers, as well as owners in the shuttle tanker and LNG markets, which are other independent tanker companies, as well as state and independent oil companies, some of which have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, installation of required or technically up to date equipment and the acceptability of the available tankers and their operators to potential charterers.

Acts of piracy on ocean-going vessels, although recently declining in frequency, could still adversely affect our business.

Despite a decline in the frequency of pirate attacks on seagoing vessels in the western part of the Indian Ocean, such attacks remain prevalent off the west coast of Africa and between Malaysia and Indonesia. In addition, more recently, there has been an apparent attempted hijack of a tanker by stowaways off the UK coast, requiring military intervention by British special forces. If piracy attacks or vessel hijacks result in regions in which our vessels are deployed being characterized by insurers as “war risk” zones, as the Gulf of Aden has been, or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Terrorist attacks, international hostilities, economic and trade sanctions and the economic situation in the Eurozone can affect the tanker industry, which could adversely affect our business.

Major oil and gas producing countries in the Middle East have become involved militarily in conflicts in Iraq, Syria, Azerbaijan and Yemen. Armed conflicts with insurgents and others continue, as well, in Chad and Libya, and political unrest and instability have adversely affected the infrastructure and economic stability of Venezuela, each of which is a major oil exporting country. In addition, tension and instability in the Persian Gulf, such as explosions on two oil tankers in June 2019 in the Strait of Hormuz, a vital passageway for international oil shipment, may adversely affect the future export of oil around the region. In 2020, bellicose tensions between Greece and Turkey have increased relating to oil exploration rights in the Aegean Sea and off Cyprus and also relating to illegal movements of migrants from Turkey to Greece. Any such hostility or instability could seriously disrupt the production of oil or LNG and endanger their export by vessel or pipeline, which could put our vessels at serious risk and impact our operations and our revenues, expenses, profitability and cash flows in varying ways that we cannot now project with any certainty.

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

Table of Contents	9

availability of tankers, thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and results of operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes, although our charter party agreements generally provide that additional war risks insurance costs are for charterers’ account.

Our charterers may direct one of our vessels to call on ports located in countries that are subject to restrictions imposed by the U.S. government, the UN or the EU, which could negatively affect the trading price of our shares.

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

The U.S. government’s primary Iran sanctions have remained in place throughout recent years and, consequently, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings in or with Iran or its government. In addition, U.S. persons continue to be broadly prohibited from engaging in transactions or dealings with the Government of Iran and Iranian financial institutions, which effectively impacts the transfer of funds to, from, or through the U.S. financial system whether denominated in U.S. dollars or any other currency. The new presidential administration in the United States may result in further amendments that could impact the number of operational tankers in the global fleet with adverse consequences for us.

The U.S. also maintains embargoes on Cuba, North Korea and Syria. We can anticipate that some of our charterers may request our vessels to call on ports located in these countries. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations because of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

The vessels of our subsidiaries load and discharge cargoes in several countries throughout the world. In addition, we deal with many charterers and shipbrokers that are based in various countries. Certain of the countries in which these charterers and brokers operate may, in the past, have had a reputation for corruption. Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. We are subject to the risk that the alleged actions taken by these brokers are determined to constitute a violation of anti-corruption laws applicable to the Company, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters,

Table of Contents	10

including the actions taken by these shipbrokers, constituted non-compliance with provisions of the FCPA applicable to the Company, we began investigating these matters. We are always committed to doing business in accordance with anti-corruption laws and are cooperating with these agencies.

Any violation of the FCPA or other anti-bribery legislation in other jurisdictions could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

We cannot assure you that we will successfully integrate the operations, personnel, services or vessels that we might acquire in the future, and our failure to do so could adversely affect our profitability.

We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our subsidiaries’ vessels are subject to extensive international, national, and local environmental and health and safety laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. In addition, major oil companies chartering our vessels impose, from time to time, their own environmental and health and safety requirements. To comply with these requirements and regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulfur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2019, for newly constructed vessels after September 8, 2017 to have a BWTS installed by delivery and for all vessels to be certified in accordance with the BWM convention by September 8, 2024, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage.

These and future environmental regulations, which may become stricter, may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations. Environmental laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. We believe that regulation of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors.

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

Table of Contents	11

Maritime disasters and other operational risks may adversely impact our reputation, financial condition, and results of operations.

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

Risks Related To Our Business

A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities unless waived or modified by our lenders.

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels and loan-to-asset collateral coverage requirements. The appraised value of a vessel fluctuates depending on a variety of factors including the age of the vessel, its hull configuration, prevailing charter market conditions, supply and demand balance for vessels and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to the middle of 2019, and despite the relatively young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of certain of our subsidiaries’ vessels. Vessel values recovered from the end of 2013, but again declined during 2016 and 2017 and remained at relatively low levels through 2018 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values recovered in 2019 and continued to improve into early 2020. However, the decline in demand for tankers in mid-2020 due to the effects of the COVID-19 pandemic resulted in a fall in values, which is expected to continue into 2021. If these values remain at low levels for a prolonged period, or further decline, it may result in an inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in the case of non-compliance with consolidated leverage or other financial covenants, or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all our scheduled loan installments and related loan interest consistently without delay or omission.

Charters at attractive rates may not be available when our current time charters expire.

During 2020 we derived approximately 60% of our revenues from time charters, as compared to 64% in 2019. As our current period charters on nine of the vessels owned by our subsidiary companies expire in the remainder of 2021, considering the volatile nature of the tanker market and current cyclically low charter rates, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our

Table of Contents	12

subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. 35 of our 66 subsidiaries vessels are currently employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

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

The spot market for crude oil and petroleum product tankers is highly competitive. As of April 2, 2021, 31 of the vessels owned by our subsidiary companies were employed under spot charters, as we have decided to maintain a higher number of vessels in the spot market until charter rates improve. Due to increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels are required to use beginning in 2020. See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Because the market value of our vessels may fluctuate significantly, we may incur impairment charges or losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;
•	supply and demand balance for ships within the tanker industry;

Table of Contents	13

•	competition from other shipping companies;
•	types and sizes of vessels;

•	other modes of transportation;
•	cost of newbuildings;
•	governmental or other regulations;
•	prevailing level of charter rates; and
•	technological advances.

The global economic downturn that commenced in 2008 and the consequences thereof, resulted in a decrease in vessel values. Since then valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and 2018, but recovered in 2019, before falling again in the second half of 2020 along with charter rates. Although our subsidiaries currently own a relatively modern fleet, with an average age of 9.5 years as of April 2, 2021, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than it’s carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time-to-time result in asset write-downs, which could adversely affect our results of operations, such as we did in 2018, 2019 and 2020, with respect to five, seven and four of our subsidiaries’ tankers, respectively.

If TCM is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TCM provides to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods due to the growth in world economies and other employment opportunities. Although TCM has manning management arrangements with a number of accredited manning agencies in Philippines, Ukraine, Romania, Georgia, Latvia, Brasil, Greece and Russia and sponsors various academies in the relevant regions, we cannot assure you that TCM will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

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

As of April 2, 2021, our subsidiaries have contracts for the construction of one DP2 suezmax shuttle tanker for delivery in 2022 and one LNG carrier for delivery in 2021. Our subsidiaries may also order additional newbuilding vessels. During the construction of a vessel, we are required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties. We have arranged senior secured debt financing for the remaining installment payments for our DP2 shuttle tanker vessel and we are in the process of seeking to arrange debt financing for the final installment payments of our LNG carrier each of which have time charter employment arranged commencing upon their delivery.

Table of Contents	14

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

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity) and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including one in 2021. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification, and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by several factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;
•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and render LNG uneconomical;
•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;
•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;
•	any significant explosion, spill or other incident involving an LNG facility or carrier;
•	infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;
•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;
•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
•	technological advances render existing LNG carriers obsolete or non-viable; or

Table of Contents	15

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

Natural gas prices are volatile, reaching multi-year lows in 2020 prior to a strong recovery in late 2020 in certain geographic areas, and are affected by numerous factors beyond our control, including but not limited to the following:

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

The COVID-19 pandemic and the significant fall in oil prices since early March 2020 has contributed to substantial declines in the price of LNG, as it did in 2014 and subsequent years as well, which coupled with delays in the completion of liquefaction and regasification facilities around the world and a high order book, particularly with vessels ordered on speculation, have led to significant declines in average rates for new spot and shorter-term LNG charters, which may persist for an extended period. If LNG charter market conditions remain weak or decline over the next eighteen months, we may have difficulty in securing new charters at attractive rates and durations for our LNG carriers when their current charters expire.

Table of Contents	16

Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

Our growth strategy includes expansion in the shuttle tanker sector. Growth in this sector depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

•	decreases in the actual or projected price of oil, which could lead to a reduction in or termination of production of oil at certain offshore fields our shuttle tankers will service or a reduction in exploration for or development of new offshore oil fields;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;
•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;
•	availability of new, alternative energy sources;
•	negative global or regional economic or political conditions, particularly in oil consuming regions, which could reduce energy consumption or its growth; and
•	fall in the price of oil leading to cutbacks in the offshore industry.

Oil prices declined substantially in the second half of 2014, which resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields. Oil prices recovered since that time, before declining dramatically in March 2020 due in large part to production increases by Saudi Arabia and other oil producing countries, and subsequently recovering somewhat in the latter part of 2020 and early 2021. Oil prices may continue to decline including due to reduced demand resulting from the consequences of the COVID-19 outbreak. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels.

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

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2021 saw an increase in costs of 4.98% partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the collision between the tanker “Sola TS” and the Norwegian frigate “HELGE INGSTAD” in November 2018. The International Group of P&I Clubs continues to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Table of Contents	17

Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data or data loss. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and financial results, as well as our cash flows available for distribution to our shareholders.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2020, our debt to capital ratio was 52.2% (debt / debt plus equity), with $1.5 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2020, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures. As a result, restrictions contained in our financing arrangements and those of our subsidiaries, including preferred shares issued by our subsidiary that owns four of the tankers in our fleet upon exchange of our Series G Convertible Preferred Shares, on the payment of dividends may restrict our ability to fund our various activities.

We are exposed to volatility in LIBOR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

Over the past 15 years we have selectively entered derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses. Our board of directors monitors the status of our derivatives to assess whether such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

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

Table of Contents	18

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

We have a risk management policy and the Audit Committee oversees all our derivative transactions. It is our policy to monitor our exposure to business risk, and to manage the impact of changes in interest rates, foreign exchange rate movements and bunker prices on earnings and cash flows through derivatives. Derivative contracts are executed when management believes that the action is not likely to significantly increase overall risk. Entering swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a description of our current interest rate swap arrangements.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR after 2023 may adversely affect the amounts payable under our credit facilities and our preferred shares.

The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out LIBOR by the end of 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. However, it is not possible at this time to know the ultimate impact a phase-out of LIBOR may have. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and preferred shares. We may need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

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

If a three-month LIBOR rate is not available, the terms of our various credit facilities, and to the extent applicable, our preferred shares will require alternative determination procedures which may result in an interest and/or a dividend rate differing from expectations and could materially affect the value of such instruments, and our ability to comply with covenants in our credit facilities.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

        Changing laws, regulations and standards relating to reporting requirements may create additional compliance requirements for us. The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where we are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of 'economic substance'. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the “ESA”). The ESA applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. The Company believes in its in compliance with these requirements, including with respect to the filing of any requisite declarations.

Certain of our subsidiaries may from time to time be organized in other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. If we fail to comply with our obligations under the ESA or any similar law applicable to us in any other jurisdiction, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials

Table of Contents	19

in related jurisdictions . Any of these actions could have a material adverse effect on our business, financial condition and results of operations

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2020, Euro expenses accounted for approximately 32% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

As of April 2, 2021, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 34.5% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related to our Management Arrangements

We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct newbuildings. We have engaged Tsakos Energy Management to perform all our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting, and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) to Tsakos Shipping, and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TCM. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping and TCM.

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

The ability of Tsakos Energy Management, Tsakos Shipping and TCM to continue providing services for our and our subsidiaries’ benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and because each of these companies is privately held, it is unlikely that information about their financial strength would become public. Any such problems affecting these organizations could have a material adverse effect on us.

Table of Contents	20

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping and TCM have the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2020 would have resulted in a payment of approximately $169.0 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

In addition to the vessels that it manages for our fleet, TCM technically manages a fleet of privately owned vessels and is available on occasion to provide similar management services to third-party clients. These vessels are operated by the same group of TCM employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is not impossible that Tsakos Shipping, which provides chartering services for nearly all vessels technically managed by TCM, might allocate charter or spot opportunities to other TCM managed vessels when our subsidiaries’ vessels are unemployed. It is also possible that TCM could in the future agree to manage more tankers that might directly compete with the fleet.

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

Table of Contents	21

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

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional common shares in the future, including upon conversion of our currently outstanding Series G Convertible Preferred Shares, which are convertible into an aggregate of 544,232 of our common shares, and our shareholders may elect to sell large numbers of shares held by them from time to time.

The market price of our common shares and preferred shares may be unpredictable and volatile.

The market price of our common shares and Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares, changes in prevailing interest rates and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

If the market price of our common shares again falls below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to use common shares as collateral may depress demand and certain institutional investors are restricted from investing in or holding shares priced below $5.00, which could lead to sales of such shares creating further downward pressure on and increased volatility in the market price of our common shares.

We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.

During 2020, we paid dividends on our common shares totaling $0.50 per common share, or $9.4 million. In addition, during 2020, the Company redeemed all its Series C Preferred Shares, amounting to $50.0 million, and paid dividends on preferred shares totaling $37.7 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series D, Series E and Series F Preferred Shares and Series G Convertible Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay us dividends. In addition, the financing arrangements for indebtedness we incur in connection with our newbuilding program may further restrict our ability to pay dividends. In the event of any insolvency, bankruptcy or similar proceedings of a subsidiary, creditors of, and holders of preferred shares issued by, such subsidiary would generally be entitled to priority over us with respect to assets of the affected subsidiary. Investors in our common shares and preferred shares may be adversely affected if we are unable to or do not pay dividends as intended.

Table of Contents	22

Market interest rates may adversely affect the value of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

One of the factors that influences the price of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares is the dividend yield on these preferred shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates and have recently been increasing, may lead to lower prices for our shares when valued using their dividend yields. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividends. Accordingly, higher interest rates could cause the market prices of our preferred shares to decrease.

Our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares represent perpetual equity interests and holders of such shares will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The preferred shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time.

The payment due to a holder of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your preferred stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Holders of our Preferred Shares have extremely limited voting rights.

The voting rights of holders of our preferred shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. The voting rights of holders of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are limited to the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

Provisions in our Bye-laws and our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction is beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions could deter a third party from tendering for the purchase of some or all our shares. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company.

Because we are a foreign corporation, you may not have the same rights as a shareholder in a U.S. corporation.

We are a Bermuda company. Our Memorandum of Association and Bye-laws and the Companies Act govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of several states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from three non-executive directors, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

In addition, you should not assume that courts in the country in which we are incorporated or where our assets are located would enforce judgments of U.S. courts obtained in actions against us based upon the civil liability provisions of applicable U.S. federal and state securities laws or would enforce, in original actions, liabilities against us based on those laws.

Table of Contents	23

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

Tax Risks

        In addition to the following risk factors, you should read “Item 10. Additional Information—Tax Considerations” for a more complete discussion of the material Bermuda and U.S. Federal income tax considerations relating to us and the ownership and disposition of our common shares and preferred shares.

If we were to be subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. We have received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended of Bermuda, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to us or to any of our operations or shares, debentures or other obligations, until March 23, 2035. We believe that we should not be subject to tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. As a result of the continuing economic recovery in Greece, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees. In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

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

Table of Contents	24

If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we will be a PFIC in 2020 or in any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2020 or for any future year. Please see “Item 10. Additional Information— Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 100 vessels and has sold 39 vessels (of which five had been chartered back and three of these eventually repurchased at the end of their charters; all three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is 011 30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 2, 2021, we operated a fleet of 61 modern crude oil and petroleum product tankers (including five vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers and three suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 66 vessels representing approximately 7.3 million dwt.

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

Our fleet is managed by Tsakos Energy Management, a company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting, and administrative services, while subcontracting the commercial management of our business to Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising

Table of Contents	25

newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Management (“TCM”). TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greece-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004 and the aframax tankers Maria Princess and Sapporo Princess which are technically managed by a non-affiliated ship manager. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 312 vessels and crewing services for an additional 66 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

As of April 2, 2021, our operational fleet consisted of the following 66 vessels:

Number of Vessels	Vessel Type
2	VLCC
14	Suezmax
19	Aframax
3	Aframax LR2
11	Panamax LR1
6	Handymax MR2
6	Handysize MR1
2	LNG carrier
3	Shuttle DP2
Total 66

Twenty-five of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.3 million dwt, all of which are double-hulled. As of April 2, 2021, the average age of the tankers in our current operating fleet was 9.5 years, compared with the industry average of 11.7 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $5.4 billion, including investments of approximately $4.4 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.
•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, and handymax tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. 25 of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and have a third LNG carrier under construction. We entered the shuttle tanker market with two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 delivered in March and April 2013, respectively, each of which immediately entered a 15-year time charter with Petrobras. A third DP2 suezmax shuttle tanker, Lisboa, was delivered on May 4, 2017 for charter to a European state-owned oil major. A fourth DP2 suezmax shuttle tanker is under construction for charter to the same European state-owned oil major.
•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting ou r industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 96.0%.

Table of Contents	26

•	High-Quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor (formerly Statoil), BP, Koch, Flopec Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine, Petrobras, Chevron, Shell and Vitol are among the regular customers of Tsakos Energy Navigation.
•	Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate two LNG carriers and three DP2 suezmax shuttle tankers, with a further vessel under construction in each category, in these high-end markets.
•	Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of TCM, which spreads costs over a vessel base much larger than our fleet, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Table of Contents	27

As of April 2, 2021, our fleet consisted of the following 66 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Hercules(6)	2017	300,000	2017	time charter	November 2021		Crude
2. Ulysses	2016	300,000	2016	spot	—		Crude

SUEZMAX
1. Apollo Voyager	2020	157,877	2020	bareboat charter	September 2025(7)		Crude
2. Artemis Voyager	2020	157,877	2020	bareboat charter	November 2025(7)		Crude
3. Eurovision	2013	157,803	2014	spot	—		Crude
4. Euro(3)	2012	157,539	2014	time charter	August 2021		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K(4)	2011	157,648	2011	time charter	May 2022		Crude
7. Dimitris P(4)	2011	157,740	2011	time charter	August 2023		Crude
8. Pentathlon	2009	158,475	2015	spot	—		Crude
9. Arctic	2007	163,216	2007	time charter	March 2022	ice-class 1A	Crude
10. Antarctic	2007	163,216	2007	spot	—	ice-class 1A	Crude
11. Archangel(10)	2006	163,216	2006	spot	—	ice-class 1A	Crude
12. Alaska(10)	2006	163,250	2006	spot	—	ice-class 1A	Crude
13. Eurochampion 2004(10)	2005	164,608	2005	spot	—	ice-class 1C	Crude
14. Euronike(10)	2005	164,565	2005	spot	—	ice-class 1C	Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa(6)	2017	157,000	2017	time charter	May 2025		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	May 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	June 2028		Crude/Products

AFRAMAX
1. Caribbean Voyager	2020	115,000	2020	bareboat charter	January 2025(7)		Crude
2. Mediterranean Voyager	2019	115,000	2019	bareboat charter	October 2024(7)		Crude
3. Bergen TS	2017	112,108	2017	time charter	October 2022(7)	ice-class 1B	Crude
4. Stavanger TS	2017	113,004	2017	time charter	July 2022(7)	ice-class 1B	Crude
5. Oslo TS	2017	112,949	2017	time charter	May 2022(7)	ice-class 1B	Crude
6. Marathon TS	2017	113,651	2017	time charter	February 2022(7)	ice-class 1B	Crude
7. Sola TS	2017	112,939	2017	time charter	April 2022(7)		Crude
8. Elias Tsakos	2016	113,737	2016	time charter	June 2023(8)		Crude
9. Thomas Zafiras	2016	113,691	2016	time charter	August 2023(8)		Crude
10. Leontios H	2016	113,611	2016	time charter	October 2023(8)		Crude
11. Parthenon TS	2016	113,554	2016	time charter	November 2021(7)		Crude
12. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
13. Uraga Princess	2010	105,344	2010	spot	—	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	spot	—	DNA	Crude
16. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
17. Nippon Princess	2008	105,392	2008	CoA	—	DNA	Crude
18. Izumo Princess	2007	105,374	2007	spot	—	DNA	Crude
19. Sakura Princess	2007	105,365	2007	spot	—	DNA	Crude
20. Proteas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
21. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
22. Propontis	2006	117,055	2006	time-charter	May 2021	ice-class 1A	Crude

PANAMAX
1. Sunray(3)	2016	74,039	2016	time charter	February 2023(9)		Crude/Products
2. Sunrise(3)	2016	74,043	2016	time charter	March 2023(9)		Crude/Products
3. World Harmony(4)	2009	74,200	2010	time charter	April 2021		Crude/Products
4. Chantal(4)	2009	74,329	2010	time charter	May 2021		Crude/Products
5. Selini(4)(5)	2009	74,296	2010	time charter	February 2022		Crude/Products
6. Salamina(4)(5)	2009	74,251	2010	time charter	April 2022		Crude/Products
7. Selecao(4)	2008	74,296	2008	time charter	June 2021		Crude/Products
8. Socrates(4)	2008	74,327	2008	time charter	June 2021		Crude/Products
9. Andes	2003	68,439	2003	spot	—		Crude/Products
10. Maya(5)	2003	68,439	2003	spot	—		Crude/Products
11. Inca(5)	2003	68,439	2003	spot	—		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	pool	—	ice-class 1A	Products
2. Afrodite	2005	53,082	2006	spot	—	ice-class 1A	Products
3. Ariadne	2005	53,021	2006	spot	—	ice-class 1A	Products
4. Aris	2005	53,107	2006	pool	—	ice-class 1A	Products
5. Apollon	2005	53,149	2006	pool	—	ice-class 1A	Products
6. Ajax	2005	53,095	2006	time charter	August 2021	ice-class 1A	Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion(5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products
4. Bosporos(5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products
5. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
6. Amphitrite	2006	37,061	2006	spot	—	ice-class 1A	Products

LNG
1. Maria Energy(6)	2016	93,301	2016	time charter	May 2023	Membrane (161,870 cbm)	LNG
2. Neo Energy	2007	85,602	2007	time charter	March 2022	Membrane (150,000 cbm)	LNG
Total Vessels	66	7,276,539

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”).
(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.
(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.
(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.
(5)	49% of the holding company of these vessels is held by a third party.
(6)	The charterer of each of these vessels has options to extend the term of the charter for up to three additional years.
(7)	The charterer of each of these vessels has options to extend the term of the charter for up to seven additional years.
(8)	The charterer of each of these vessels has the option to extend the term of the charter for up to five additional years.
(9)	The charterer of each of these vessels has the option to extend the term of the charter for up to two additional years.
(10)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel’s Eurochampion 2004 and Euronike until 2022, and Archangel, Alaska and Sakura Princess until 2025.

Table of Contents	28

Our newbuildings under construction, as of April 2, 2021, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
DP2 Shuttle Suezmax
1. HN 5800	Q2 2022	Daehan Shipbuilding Co	155,000	93.13
LNG
1. HN 3157	Q4 2021	Hyundai Heavy Industries	81,500	190.57
Total			236,500	283.70
(1)	Including any extra costs agreed as of April 2, 2021

We have arranged charters starting from the delivery of our DP2 suezmax tanker newbuilding for period of five to eleven years, including charterer options for extension and from the delivery of our LNG carrier for period of five to nine years, including charterer options for extension with minimum days. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the newbuildings and TCM provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 2, 2021, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component)

Table of Contents	29

was approximately 53%, which is lower compared to prior periods, since we elected to charter certain of our vessels coming off existing time charters, into the spot market due the downturn it charter rates. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2020, 2019 and 2018 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2020	2019	2018
Time Charter—fixed rate	40%	43%	43%
Time Charter—variable rate	25%	29%	29%
Period Employment at variable rates	1%	4%	5%
Spot Voyage	34%	24%	23%
Total Net Earnings Days	22,394	22,542	22,573

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. Our fleet has 28 tankers currently operating on spot voyages.

We have also secured charters from the delivery of our two suezmax tanker newbuildings for periods from five to ten years, including charterer options for extension.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of seven vessels was sub-contracted to third-party ship managers during 2020.

The following chart illustrates the management of our fleet as of April 2, 2021:

Table of Contents	30

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. The fees relating to the conventional oil tankers payable to Tsakos Energy Management have not been adjusted since 2012. In 2020, 2019 and 2018, the monthly fees for operating conventional vessels were $27.5 thousand apart from the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses and Hercules I, which are managed by a third-party manager. Monthly fees for third-party managed vessels amounted to $27.7 thousand for 2020 and $27.5 thousand for both 2019 and 2018. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4 thousand, $35.0 thousand for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.3 thousand for 2020 and $36.9 thousand for both 2019 and 2018. From the above fees, fees are also paid to third-party managers for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, and the VLCCs Ulysses and Hercules I.

The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $20.3 million in 2020, $20.1 million in 2019 and $20.2 million in 2018. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Chartering. Our board of directors formulates with management our overall chartering strategy for our subsidiaries’ vessels and Tsakos Shipping, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;
•	balancing short, medium, and long-term charters to achieve optimal results for our fleet; and
•	positioning such vessels so that, when possible, re-delivery occurs at times when Tsakos Shipping expects advantageous charter rates to be available for future employment.

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. In 2019 there were no such sale and purchase charges. In 2018, the Company sold the VLCC tanker Millennium and for this service, Tsakos Shipping charged a brokerage commission of 0.5% of the sale price of the vessel. The total amount paid for these chartering and acquisition brokerage commissions was $8.1 million in 2020, $7.4 million in 2019 and $6.7 million in 2018. Tsakos Shipping may also charge a fee of $200 thousand (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. No such fee was paid in 2019 or 2018.

Table of Contents	31

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	monitoring the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;
•	collection of monies payable to us; and
•	resolution of disputes through arbitration and legal proceedings.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of vessel operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 66 operating vessels under management (including 59 of our subsidiaries’ vessels) at April 2, 2021, totaling approximately 6.1 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 186 employees engaged in ship management and approximately 3,050 seafaring employees, of whom approximately 1,475 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The fleet managed by TCM consists of tankers.

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

Table of Contents	32

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

Crewing and Employees

We do not employ personnel to run our business on a day-to-day basis. We outsource substantially all our executive, commercial and technical management functions.

TCM arranges employment of captains, officers, engineers and other crew who serve on the vessels. TCM ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the vessels.

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2020.

Customer	Year Ended December 31, 2020
Equinor (ex-Statoil)	11.9%
Petrobras	9.2%
Shell	9.2%
Flopec	8.6%
Koch	6.4%
Chevron	6.1%
Vitol	5.2%
Seariver	5.1%
CSSA	4.3%
Cheniere	4.1%
Unipec	3.5%
Litasco	3.4%
HMM	3.3%
BP Shipping	3.2%
Sinopec	3.0%
Trafigura	1.7%
Harvest	1.1%
Levantine	0.8%
ST Shipping	0.8%
ENI	0.7%

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

Table of Contents	33

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

MARPOL Annex IV entered into force on September 27, 2003, and requires ships engaged in international voyages and certified to carry more than 15 persons to have systems and controls in place to deal with human sewage, for governments to have port reception facilities, and a requirement for survey and certification. Annex IV prohibits the discharge of sewage into the sea, except when the ship has an approved sewage treatment plant in operation or when the ship is discharging comminuted and disinfected sewage using an approved system at a distance of three nautical miles from the nearest land.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It set limits on sulfur oxide and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for the designation of special areas known as Emission Control Areas (“ECAs”) where more stringent controls on sulfur emissions would apply. Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention (“IAPP”) Certificate evidencing compliance with Annex VI. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, NOx and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which were fully phased in at the beginning of 2020, and by establishing three tiers of NOx emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in ECAs. The U.S. ratified the amendments in October 2008. Annex VI was implemented in the U.S. through the Act to Prevent Pollution from Ships (“APPS”). Annex VI, APPS and implementing regulations promulgated by the U.S. Environmental Protection Agency (“EPA”) under the Clean Air Act (“CAA”) impose engine-based and fuel-based standards that apply to U.S. flagged ships wherever located, and to non-U.S. flagged ships operating in U.S. waters, as well as ships operating within the 200 nautical mile border around the U.S., including the North American ECA and the U.S. Caribbean ECA, which encompasses waters around Puerto Rico and the U.S. Virgin Islands. The APPS statute requires engine manufacturers, owners and operators of vessels, and other persons to comply with Annex VI of MARPOL. The EPA and the U.S. Coast Guard (the “USCG”) enforce these requirements pursuant to authority under APPS, the CAA and a 2011 Memorandum of Understanding between the EPA and the USCG setting forth the terms by which the EPA and the USCG mutually cooperate in enforcement and implementation.

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

We have obtained International Air Pollution Prevention certificates for all of our vessels. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III ECAs (discussed in further detail below) and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Table of Contents	34

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.5% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships are not permitted to transport fuels containing more than 0.5% m/m sulfur content for use on board, unless the ship has an approved exhaust cleaning system or “scrubber” fitted. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business. From April 1, 2022, amendments to Annex VI of MARPOL will come into force, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of on board fuel oil and installing an on board sampling point or points. The form of the IAPP certificate will be amended to reflect these changes. The MEPC calls on parties to apply these amendments from the point of their deemed acceptance on October 1, 2021 in advance of their entry into force. From April 1, 2022, there will also be changes to the reporting requirements on the vessel's required and attained EEDI values contained in Regulation 20, bringing forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, will be required to be significantly more energy efficient than the baseline.

In November 2021, draft amendments to Annex VI of MARPOL were agreed by the MEPC and are due to be formally adopted at the next MEPC in June 2021. They would impose mandatory goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's goal of reducing greenhouse gas emissions by at least 40% by 2030 and by 70% by 2050 (compared to 2008 levels). The Energy Efficiency Existing Ship Index (EEXI) would effectively extend design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). If this measure is implemented, the vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) must be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is a rating that would be given all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. If this measure is implemented, on or before 1 January 2023 a vessel will require an enhanced SEEMP that measures the vessel's CII and set a mandatory annual CII target to be attained via operational compliance steps. Details on the CII calculation metric have yet to be finalized, such that guidance on appropriate compliance steps has not been published. As a result the full financial impact of complying with these measures, if approved, is not yet clear.

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

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. Since January 1, 2008, under the Anti-fouling Convention, exteriors of vessels have had to be either free of the prohibited compounds or have had coatings applied that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Draft amendments to the Anti-fouling Convention were approved by the MEPC in November 2020, which if adopted would prohibit anti-fouling systems containing cybutryne (also known as Irgarol-1051) from January 1, 2023, or for ships which already have such an anti-fouling system, at the next scheduled renewal of the anti-fouling system after January, 1, 2023, but no later than 60 months following the last application of the ship of such an anti-fouling system. We have obtained International Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers, including those contained in the International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”), the Existing Ships Carrying Liquefied Gases in Bulk (“EGC Code”) and the Code of the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to

Table of Contents	35

international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. With effect from January 1, 2021, Annex II MARPOL will impose stricter controls on the discharge of noxious liquid substances residues in specified areas (North West European waters, Baltic Sea area, Western European waters and the Norwegian Sea). In these areas prewash and discharge to a port reception facility are required for cargo residues and tank washings containing persistent floating products (for example, certain vegetable oils and paraffin-like cargoes).

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

Table of Contents	36

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

SOLAS Regulations III/3 and III/20 were amended effective January 1, 2020. From this time, all ships must comply with requirements for maintenance, thorough examination, operational testing, overhaul and repair of lifeboats and rescue boats, launching appliances and release gear contained in SOLAS Chapter III.

Amendments to SOLAS Regulation II-1/3-8 requiring appropriate and safe-to-use designs of mooring arrangements, introduction of a maintenance and inspection regime and proper documentation are expected to enter into force on January 1, 2024.

In addition, amendments to parts B-1, B-2 and B-4 of SOLAS chapter II-1 related to watertight integrity requirements are expected to enter into force on January 1, 2024.

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

OPA 90 allows for the recovery of a broad category of damages, which are defined to include (1) natural resources damages and the costs of assessing them, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources.

Table of Contents	37

OPA 90 also expressly excludes the economic loss rule that would normally require a proprietary interest in property before allowing for recovery of economic losses.

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. The limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,300 per gross ton or $19,943,400 (last amended in November 2019).

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

Table of Contents	38

which provides for collaboration on the enforcement of the VGP requirements, and the USCG routinely includes the VGP as part of its normal Port State Control inspections.

On December 4, 2018, the Vessel Incident Discharge Act (“VIDA”) was signed into law establishing a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP will remain in force and effect until the USCG regulations are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020.

We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the associated obligations will have a material impact on our operations.

The Clean Air Act. The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On December 22, 2009, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters, and to all U.S. flagged vessels regardless of location. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in NOx by 2030, which has applied from the beginning of 2016, requiring the use of emission control technology. In January 2021, the EPA expanded the availability of a proven, modern inspection method for finding and correcting air pollution leaks at large liquid storage tanks. These amendments will allow owner/ operators of certain large tanks known as Volatile Organic Liquid Storage Vessels to conduct less cumbersome "in service" inspections of the tanks, without emptying and degassing the storage tank.

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

The MEPC in May 2013 voted to postpone the implementation of MARPOL Annex VI Tier III standards until 2021. However, as the MEPC subsequently agreed that Tier III standards shall apply to marine diesel engines that are installed on a ship constructed on or after January 1, 2016 which operates in the North American ECA or the Caribbean ECA, Tier III standards do apply now. In July 2017, the IMO adopted additional amendments to MARPOL Annex VI to introduce the Baltic Sea and the North Sea as ECAs in respect of the sulfur content of fuels. Both ECAs will be enforced for ships constructed on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines or install an “additional” engine. On January 1, 2019, the Baltic Sea and North Sea ECAs were extended to cover NOx. Regulation 13 of MARPOL Annex VI requires engines with a power output of more than 130 kilowatts installed or replaced on or after January 1, 2021 to be Tier III certified if operated in the Baltic Sea and North Sea NOx ECAs. There is an exemption to the Tier III requirement to allow ships fitted with dual-fuel engines or only Tier II engines to be built, converted, repaired or maintained at shipyards located inside NOx ECAs if there is not an available, feasible Tier III engine and retrofitting the Tier II engine is not feasible. Regulation 18.5 of MARPOL Annex VI requires ships of 400 gross tons and above to have on board a Bunker Delivery Note (“BDN”) which records details (as set forth in Appendix V) of fuel oil delivered and used on board for combustion purposes. The BDN also provides the designation requirements for refiners, importers and distributors. The BDN now includes a selection box obliging the purchaser to obtain a notification from the fuel supplier’s representative that fuel is intended to be used in compliance with MARPOL, if the fuel supplied exceeds the 0.5% sulfur limit.

HNS Convention. Our vessels also may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, created in 1996 and as amended by the

Table of Contents	39

Protocol adopted in April 2010 (as amended, the “HNS Convention”) if it enters into force. The HNS Convention would create a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover an incident. To date, the HNS Convention has not been ratified by a sufficient number of countries to enter into force. In March 2020, EU ministers signed a declaration highlighting the importance of the ratification of international maritime conventions, including the 2010 HNS Convention with a target of May 2021 for ratification by EU Member States. This may hasten the HNS Convention’s entry into force. In May 2020 France passed legislation preparing for the ratification of the HNS Protocol 2010.

The Maritime Labour Convention. The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. Since January 18, 2017, all ships which are subject to the MLC have been required to carry and display on board two certificates confirming that financial security is in place for a) shipowners’ liabilities in the event of abandonment and b) contractual payments for death or long-term disability, as set out in relevant the employment agreement. As of December 26, 2020, shipowners will be obliged to pay wages and other entitlements to seafarers where the seafarer is held captive as a result of piracy or armed robbery. The MLC imposes obligations on owners that are relevant to protection of seafarers during the COVID-19 pandemic. The Officers of the Special Tripartite Committee issued a statement in 2020 drawing attention to the need for a pragmatic approach in issues such as facilitating the return home of seafarers who have completed their contracts. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

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

Table of Contents	40

emitted during the performance of voyages to or from a destination in France since October 1, 2013. The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading Scheme (“ETS”). In March 2020 the European Commission proposed a draft European Climate Law which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050. In December 2020 the European Council agreed on a general approach on the European Climate Law. In September 2020 the European Parliament voted in favor of a proposal to amend Regulation (EU) 2015/757, which if adopted would include shipping in the EU Emissions Trading System from January 1, 2022. The proposal would also require ships covered by the regulation to reduce their annual CO2 emissions per transport work by at least 40% by 2030, with the baseline likely derived from emissions data in the MRV database. There would also be financial penalties for non-compliance. In addition, the proposal would require all ships to be zero-emissions at berth by 2030 and would expand MRV requirements to methane from 2022.

Vessel Recycling Regulations. The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on November 20, 2013 and anticipates the international ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009 (“Hong Kong Convention”). The Hong Kong Convention will enter into force 24 months after the following conditions are met: (1) not less than 15 IMO member states have become signatories, (2) the signatories represent at least 40% of the gross tonnage of the world’s merchant shipping, and (3) the combined maximum annual ship recycling volume of the signatories during the preceding 10 years constitutes at least 3% of the gross tonnage of the combined merchant shipping of the signatories. The Hong Kong Convention has not yet been adopted by the necessary number of member states, but after India and Croatia’s recent adoption, the current member states represent approximately 29.58% of the gross tonnage of the world’s merchant tonnage.

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

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The U.S. is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002, but the Supplementary Fund Protocol was adopted in 2003 and entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the 1992 CLC Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $4,289,220 plus approximately $600 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $84,609,803. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 31, 2021. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 CLC Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 CLC Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 CLC Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 CLC Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

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

Table of Contents	41

is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The USCG adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 – 5,000 cubic meters, their first scheduled drydock after January 1, 2014. The USCG must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (“CGMIX”) web page. As of March 2021, there are forty approved treatment systems which have obtained USCG type approval and 6 are under review. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. Under the BWM Convention, all ships in international traffic are required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and all ships of 400 gross tons and above have to be surveyed and issued with an International Ballast Water Management Certificate. The BWM Convention sets out two standards of compliance, D1 and D2. The D1 standard requires ships to exchange ballast water in open seas away from coastal areas. The D2 standard in Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water. All ships must maintain the D1 standard until required to comply with the D2 standard. All ships constructed after entry into force of the BWM Convention (September 8, 2017) will have to be compliant on delivery with the D2 standard. Existing ships are required to be compliant with the D2 standard by their first International Oil Pollution Prevention (“IOPP”) renewal survey on or after September 8, 2017. Ships constructed before September 8, 2017 are required to comply with the D2 standard at the first IOPP renewal survey on or after September 8, 2019. All ships must have installed a ballast water treatment system which is compliant with the D2 standard by September 8, 2024. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries. Amendments to the BWM Convention are expected to come into force on June 1, 2022. These include changes to the form of the IBWM certificate and rules requiring commissioning testing of ballast water management systems at the ship's initial survey or during an additional survey for retrofits. This test is required before the BWM certificate for D-2 is issued, but does not apply to ships that already have a certified ballast water management system installed.

Our vessels will comply with the BWM Convention in accordance with its terms, though the cost of compliance may result in us incurring costs to install approved ballast water treatment systems on our vessels.

Polar Regulations. In November 2014 the IMO adopted the International Code for Ships Operating in Polar Waters (the “Polar Code”) and related amendments to SOLAS to make it mandatory. The Polar Code comprises of detailed requirements relating to safety, design, construction, operations, training and the prevention of environmental pollution. The Polar Code applies to all shipping and maritime operations in the defined waters of the Antarctic and Arctic, apart from fishing boats, ships under 500 tons and fixed structures. The Polar Code entered into force on January 1, 2017 and applies to new ships constructed after that date. Ships constructed before January 1, 2017 are required to meet the relevant requirements of the Polar Code by their first intermediate or renewal survey, whichever occurs first, after January 1, 2018. The Polar Code brings with it numerous requirements and necessities for all ships trading in the polar regions and therefore a great deal of investment will be needed to operate in this region. It is our intention to comply with the Polar Code as implemented through MARPOL and SOLAS and with the applicable training requirements of the STCW Convention.

MARPOL Annex I regulation 43 concerning special requirements for the use or carriage of oils in the Antarctic area to prohibit ships from carrying heavy grade oil on board as ballast, came into force on March 1, 2016. Our vessels comply with it.

Table of Contents	42

In November 2020 the MEPC approved draft amendments to MARPOL Annex I, which if adopted would add a new Regulation 43A introducing a prohibition on the use and carriage of heavy fuel oil by ships in Arctic waters on and after July 1 2024. Ships with fuel oil tanks located inside the double hull would need to comply on and after July 1 2029.

Greenhouse Gases. In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Although the Kyoto Protocol required adopting countries to implement national programs to reduce emissions of GHGs, emissions of GHGs from international shipping are not subject to the Kyoto Protocol. No new treaty was adopted at the United Nations’ climate change conference in Cancun in December 2010. The Kyoto Protocol was extended to 2020 at the 2012 United Nations Climate Change Conference, with the hope that a new treaty would be adopted in 2015 to come into effect in 2020. The second commitment period of the Kyoto Protocol expired in 2020. We refer to the discussion above of the regulation of GHG emissions from ocean-going vessels under the CAA and EU GHG emissions regulations. The IMO, the EU or individual countries in which we operate could pass climate control legislation or implement other regulatory initiatives to control GHG emissions from vessels that could require us to make significant financial expenditures or otherwise limit our operations. Even in the absence of climate control legislation and regulations, our business may be materially affected to the extent that climate change may result in sea level changes or more intense weather events.

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

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of March 2021, 191 of the 197 countries who were party to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. The shipping industry was not included in emissions controls; however, with growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, it is very likely that the shipping industry will be subject to further regulation as a result of COP 21 and subsequent COP meetings.

In April 2018 the IMO’s MEPC adopted an initial strategy on the reduction of GHG emissions from ships. The initial strategy aims to reduce the total GHG emissions from ships, based upon emissions in 2008, by at least 50% by 2050, while at the same time pursuing efforts towards phasing them out entirely. In keeping with IMO’s initial strategy, IMO has committed to having in place by 2023 short-term measures and by 2030 mid-term measures intended to meet the stated goals of reducing carbon dioxide emissions from shipping by 40% by 2030 and 70% by 2050, and GHG emissions from shipping by 50% by 2050. To this end, IMO is in the process of crafting the 2023 measures and it is expected that these measures will include vessel design and efficient operation. A follow up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. The proposed amendments to Regulations 20A, 21A, 22 of chapter 4 of MARPOL Annex VI imposing mandatory goal

Table of Contents	43

based measures to reduce the cargo intensity of international shipping, as discussed above, are part of these initiatives. There have also been proposals for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. The proposals will be discussed at the next MEPC in June 2021. The Company is monitoring these developments and their potential impact.

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

In June 2017, the IMO’s Maritime Safety Committee adopted requirements for cyber-risk management systems to be incorporated and implemented by ship owners and managers by 2021. U.S. agencies have indicated that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. Compliance might require companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such IMO requirements or potential regulations is hard to predict currently.

Trading Restrictions. The Company is aware of the restrictions applicable to it on trading with Crimea, Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries, and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

Its vessels are not chartered to any Crimean, Cuban, Iranian, North Korean, Sudanese, Syrian or Venezuelan companies. The voyage charter parties and all but the oldest time-charter agreements relating to the vessels in the fleet generally preclude Iran, Crimea, Cuba, North Korea, Syria or Venezuela from the vessels’ trading unless agreed between owner and charterer after considering all relevant sanctions legislation and obtaining legal advice as to the potential sanctions implications of the proposed trade.

Between January 1, 2020 and April 2, 2021, the Company’s vessels made 2,706 port calls around the world, none of which were to those countries.

None of the vessels the Company owns, operates or charters have provided, or are anticipated to provide, any U.S.-origin goods, or goods of any origin which would contravene sanctions restrictions, to these countries, or involve employees who are U.S. nationals in operations associated with these countries. No U.S. companies or U.S. dollar payments are involved in any operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

The Company is also aware of the less onerous restrictions on trading with other countries, including but not limited to Libya, Myanmar/ Burma and Russia. It has complied with those restrictions and intends to continue to so comply in all respects.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 2, 2021. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Syria and Iraq, economic sanctions, including those with respect to Iran, and terrorist attacks such as those made in various international locations (Somalia, Kenya, Yemen, Nigeria) and pirate attacks repeatedly made upon shipping in the Indian Ocean, off West Africa and in South East Asia, may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade. Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include public companies such as Euronav, Teekay Tankers, Frontline, International Seaways, Inc., Double Hull Tankers and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin.

Table of Contents	44

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Company Overview

As of April 2, 2021, the fleet consisted of 66 double-hull vessels with an average age of 9.5 years, comprised of 61 conventional tankers, two LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have one DP2 suezmax shuttle tanker and one LNG carrier under construction with expected deliveries in 2021 and 2022. The current operational fleet consists of two VLCCs, seventeen suezmaxes (including three DP2 shuttle tankers), nineteen aframaxes, three aframax LR2s, eleven panamax LR1s, six handymax tankers, six handysize tankers and two LNG carriers. All vessels are owned by our subsidiaries, other than four suezmax tankers and one aframax tanker which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2020

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

Following a year of slower global growth, a degree of uncertainty and low confidence still remained among the world’s economies as 2020 approached. Geopolitical events had also contributed, including the continuing impact of trade barriers, social unrest against political systems in many locations such as throughout Latin America, France, the Middle East and Hong Kong. In the UK, the bitter procedure to leave the European Union continued, seemingly without end, while in the United States the election campaign started, and continued with a disconcerting level of vitriol, culminating in an impeachment. However, it was the United States that showed economic strength through most of 2019 and into 2020 with a determination to ensure that the financial system, at least in the United States, stayed healthy enough to withstand any major disruption.

Then, as the world entered the new year, a totally unexpected and alien development arose in the form of a spreading pandemic that initially floundered many of the world’s leaders on how to manage the situation. In the light of tragically huge loss of life, most affected countries employed a policy of lockdowns to be repeated frequently throughout the year and resulting in severe economic damage for those where the policy was employed.

At the outset, there did not appear to be any extraordinary impact for the tanker sector. In general, most market observers and tanker company managements felt confident that 2020 would mark a turnaround in fortunes, based on strong fundamentals in the form of adequate oil supply, growing demand and fewer vessels likely to join the world fleet. For owners and charterers at the beginning of 2020 the focus was mostly on implementation of the new IMO environmental regulations which lowered the maximum allowable sulfur content in ship fuel to 0.5% sulfur levels.

The sector had been forewarned of the requirements long before the due date and most shipping entities had already taken into consideration the forthcoming requirements that had led to months of debate as to whether or not vessels should install exhaust

Table of Contents	45

gas cleaning equipment, or scrubbers, at considerable cost. The only other alternative was to use expensive low-sulfur fuel, assuming availability and quality of such fuel, which may not be assured at required locations, with the added risk that a vessel may not be able to enter areas restricted for vessels with “open-loop” scrubbers.

Nevertheless, the adoption of the new IMO rules passed without serious disruption within all shipping sectors. As at the end of 2020, about 4,000 scrubbers had been installed on vessels, but the debate continues despite pandemic lockdowns holding-up the manufacture of scrubbers and their installation, and assuming likely further world-wide regulations concerning scrubbers in the future, while at the same time refiners will continue to enhance the quality of low sulfur ship fuel, to be sold at a reasonable price.

Despite the pandemic and its impact on oil supplies, it is expected that the U.S. will continue to dominate growth of oil supply in the coming years ahead, due to the huge availability of supply from shale oil. This will be supplemented from other, non-OPEC countries, pushed by demand from China and India, although it remains to be seen as to what extent the COVID-19 pandemic and its consequences may continue to negatively impact demand growth in the near future.

In March and April 2020 crude and product carriers witnessed welcoming spikes in charter rates, but these soon reversed as demand for oil fell sharply due to the spreading pandemic, which resulted in limited global travel and associated lockdowns in many locations around the globe. In addition, OPEC and Russia failed to agree on significant oil production cuts and this led to a month-long price war with oil prices collapsing until OPEC introduced stringent cuts at the beginning of May 2020.

This encouraged traders and refiners to take advantage of the price contango by firstly filling onshore storage facilities, but still leaving huge amounts of oil to store while having only limited availability of space to hold further inventories of oil. There was a rebound in oil prices by the summer of 2020 as some lockdowns ended, but then OPEC+ ended the price war by deeply cutting crude oil production, led by Saudi Arabia with a 10% cut, to stabilize prices. These events eventually led to growing employment of tankers as floating storage facilities, reducing the world-wide number of vessels available for trade. As a consequence, freight rates, and charter hire on renewal of time-charters, increased to high levels, which lasted into the second half of 2020.

As 2020 closed, the most serious concern that owners and consumers had was whether lockdowns will continue or even be applied more strictly, especially in the U.S., U.K. and Europe. The final months of 2020 resulted in low freight rates for vessels operating in the spot markets. Basically, oil demand remained blunted and high inventories still existed, with some still even stored on vessels which, together with new lockdowns around the world caused tanker rates to fall further. By the end of the year oil prices increased again to over $40, hurting demand and, in turn, freight rates again. Also, less positive in the latter part of 2020, many tankers that had been chartered for floating storage purposes for periods ranging from six-months to over a year began to offload their cargoes, releasing the vessels into a growing population of available tankers and further pushing down charter rates.

For those companies primarily operating in the spot market, there were few immediate factors to help mitigate the damage incurred in the final months of 2020 apart, possibly, from the ongoing sanctions against Venezuela and Iran and the hostilities in Libya. Also, during 2020, from April on, owners saw long delays due to congestion at Indian ports with a number of ports actually declaring force majeure, while long delays have also been experienced at Chinese berths, due to large oil imports.

Looking forward, the U.S. Energy Information Administration (EIA) forecasts total U.S. crude oil production will fall in 2021 and expects average oil prices to increase, averaging $49 a barrel in 2021, assuming that there will be rising global demand in the year and that OPEC remains committed to tighter oil production, even without taking into account further lockdowns and setbacks in returning to pre-COVID normality.

For tanker companies wishing to modernize their fleet, one challenge has been finding the finance. In this respect the cost of debt is relatively low and there are still well-known banks that are interested in cooperating with strong reliable shipping companies, although ship finance availability is now subject, in many cases, to the borrower proving that it follows a green policy primarily involving decarbonization measures, which for the most part are already covered by IMO regulations.

The real dilemma facing companies looking to acquire new vessels relates to the choice of new technology, no company wishing to invest in technology that might become obsolete well before previously expected economic lives end. In this respect, concentration is mainly on the type of fuel propulsion, whether it be, LNG, ammonia, or hydrogen, not forgetting that fuel oil is cheap compared to alternative fuels and remains in abundance. And also not to forget, there are a myriad of potential future maritime regulations that may introduce new environmental restrictions or requirements not previously accounted for, but if not implemented promptly, will result in loss of competitive advantage.

Table of Contents	46

The greatest uncertainty for the tanker sector, and all shipping, relates to the course of the pandemic The pandemic has had severe economic, social and health-related repercussions and has presented new challenges for the shipping sector, mostly in respect of the logistics and regulatory challenges of COVID-19 although there has not been directly negative impacts to the operations of major tanker companies, including our own vessels, with the exception of the difficulties of regularly changing crews in accordance with normal standard operational procedures, caused by pandemic lockdowns and border closures, and reduced airline capacity. The shipping industry has experienced significant challenges in ensuring timely crew changes, which has become a top priority for shipping companies that continue to safely undertake crew changes, but with the associated problems of restrictions and logistics remaining, as different parts of the world open and close their borders inconsistently, as the pandemic develops.

In the beginning of 2021, the overall prospect for tankers was not promising given further Saudi voluntary cuts in January with high compliance to last until April, destocking had not yet been completed, and oil demand still suffered from pandemic lockdowns around the world, partly due to new COVID strains. This led again to poor, below break-even, spot rates forcing vessels to slow steam. In addition, several European refineries began to undergo seasonal maintenance.

On a more positive note, oil demand has recovered strongly since the beginning of 2021 and continues to grow, with expectations of 5.5 million barrels per day growth in 2021. On the supply of oil, global production is also increasing by OPEC and its allies, and by other non-OPEC producers. As demand for oil continues to recover from the lows of 2020 and oil inventories continue to fall, it is expected that the freight market will continue to recover in 2021. Much will depend on how quickly global jet fuel demand will return and of course, on how quickly and how well the world will manage the vaccine rollovers.

While oil demand in the non-OECD world continues to have strong demand growth it is the OECD countries that are the growth engine for oil demand. On the supply side, OPEC+ producers are gradually easing unprecedented production cuts. There is an additional 7.2 million barrels per day of shut-in production that OPEC+ plans to gradually restore over the course of this and next year. Compliance with these cuts continues to be very high. Oil inventories in OECD countries continue to fall although still above the 5-year average (2016-2020) levels. The expected demand growth of 5.5 million barrels per day this year and OPEC+ gradual oil production, increases should be very positive for tanker demand and tanker rates.

While oil demand continues to grow, the forecast for the supply of tankers indicates the order book as of February 2021, stands at around 353 tankers, or 7.5% of the fleet, and is expected to be delivered over the next year, which is the lowest seen in almost 30 years. The low orderbook indicates a balanced market through 2022. The International Energy Agency continues to increase the demand expectation for China and India as the global economy recovers and demand continues to grow. In addition, scrapping prices for large tankers have risen significantly to nearly $500 per ldt, which may encourage owners of older vessel to have these vessels recycled the highest since coverage began in October 2019, according to the Baltic Exchange. Also, a large part of the fleet is over 15 years of age, about 1,410 vessels, and almost 8% of the fleet is currently at or above 20 years. With the upcoming environmental regulations, we expect to see a push for more tankers approaching or above 20 years of age to go for scrapping.

Our fleet achieved voyage revenues of $644.1 million in 2020, an increase of 7.8% from $597.5 million in 2019. The average size of our fleet increased slightly in 2020 to 65.0 vessels from 64.2 vessels in 2019, and fleet utilization was 94.2% during 2020 compared to 96.2% during 2019. The market remained strong in the first half of 2020 and although spot rates decreased significantly during the fourth quarter of 2020, our average daily time charter rate per vessel, after deducting voyage expenses, increased to $23,638 in 2020 from $21,378 in 2019, mainly due to unprecedented demand for floating storage, during March to June 2020. Operating expenses decreased by 0.6% to $179.2 million in 2020 from $180.2 million in 2019, mainly due to travel restrictions caused by Covid-19 pandemic, which affected positively our crew travelling costs.

With respect to our company, depreciation and amortization totaled $137.1 million in 2020 compared to $139.4 million in 2019 due to sale of vessels and held for sale vessels during 2020. General and administrative expenses, which include management fees and incentive awards were $29.0 million in 2020 and $27.7 million in 2019, the increase mainly due to increased consultant fees and special management award of $1.5 million.

In 2020 and 2019, the review of the carrying amounts in connection with the estimated recoverable amount, the probability of sale for certain of the Company’s vessels and classification of vessels as held for sale throughout the year as of December 31, 2020 and 2019, indicated the need for a $28.8 million and $27.6 million impairment charge, respectively.

There was operating income of $96.7 million in 2020 compared to $85.9 million in 2019. Interest and finance costs, net, decreased by 5.5% in 2020 or $4.1 million, mainly due to decreased interest rates and decreased level of average debt during the year.

Table of Contents	47

Net income attributable to the Company was $24.0 million in 2020 compared to $15.1 million in 2019. The effect of preferred dividends in 2020, inclusive of deemed dividends, was $39.1 million compared to $43.2 million in 2019. Net loss per share (basic and diluted) was $0.80 in 2020, including the effect of preferred dividends, based on 18.8 million weighted average shares outstanding (basic and diluted), compared to a net loss of $1.58 per share in 2019 based on 17.8 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2020 were:

•	the redemption of all of its 2,000,000 Series C Preferred Shares, at $25.00 per share;
•	the dry-docking of Didimon, Eurochampion 2004, Ajax, Apollon, Artemis, Sapporo Princess, Uraga Princess, Euronike, and Aris for their mandatory special or intermediate survey;

• the deliveries of three new vessels, the Caribbean Voyager, Apollo Voyager and Artemis Voyager;

• the sale of Silia T and Didimon;

• the completion of the sale and leaseback transactions relating to the suezmaxes Archangel and Alaska and of the sale and leaseback transaction relating to Sakura Princess;

•	the payment to holders of Series C preferred shares of dividends totaling $4.4 million in aggregate;
•	the payment to holders of Series D preferred shares of dividends totaling $7.5 million in aggregate;
•	the payment to holders of Series E preferred shares of dividends totaling $10.6 million in aggregate;
•	the payment to holders of Series F preferred shares of dividends totaling $14.3 million in aggregate;
•	the payment to holders of Series G Convertible Preferred Shares of dividends totaling $0.9 million in aggregate; and
•	dividends to holders of common shares totaling $0.50 per share with total cash paid out amounting to $9.4 million.

The Company operated the following types of vessels during and at the end of 2020:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	2.0	2.0	13.0	3.0	22.0	11.0	6.0	6.5	65.0
Number of vessels at end of year	2.0	2.0	14.0	3.0	22.0	11.0	6.0	6.0	66.0
Dwt at end of year (in thousands)	178.9	600.0	2,246	468.4	2,443	799.1	318.5	223	7,277
Percentage of total fleet (by dwt at year end)	2.5%	8.2%	30.8%	6.4%	33.6%	11.0%	4.4%	3.1%	100.0%
Average age, in years, at end of year	8.9	4.3	10.4	6.4	7.9	12.1	15.5	13.9	9.3

We believe that the key factors which determined our financial performance in 2020, within the given freight rate environment in which we operated, were:

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;
•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;
•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of the upside in the freight market;
•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;
•	a high level of utilization for our vessels;
•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;
•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;
•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;
•	our ability to comply with the terms of our financing arrangements, including addressing loan-to-value requirements;
•	our ability to reward our shareholders through cash dividends;
•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;
•	our ability to access the capital markets and raise new financing on competitive terms; and
•	the sale of vessels when attractive opportunities arise.

Table of Contents	48

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2021 and into 2022. To these may be added:

•	any recovery of the product and crude oil tanker charter markets during the year;
•	any additional vessel acquisitions or newbuildings;
•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and
•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Impact of COVID-19 on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. As discussed above, the impact of the COVID-19 pandemic has negatively impacted demand for oil in 2020 and in early 2021, however, in the first half of 2020, while LNG charter rates weakened, crude and product tanker freight and charter rates remained strong, in part due to off-shore oil storage and longer-haul voyages reducing the number of vessels available for trade. A continued slowdown in the global economy and demand for oil may result in decreased demand for seaborne transportation of oil and oil products, as has developed beginning in the third quarter of 2020, and a continued decline in demand for seaborne transportation of LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, the extent of which will depend largely on future developments. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during the first half of 2020, which disruptions could also continue to affect our operations.

Chartering Strategy

We typically charter our subsidiaries’ vessels to third parties on any of five basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period. Normal vessel operating expenses, such as stores, spares, repair and maintenance, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including charter commissions, bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past three years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

Third are “bareboat charters” under which the shipowner is paid a fixed amount of hire for a given period. The charterer is responsible for substantially all the costs of operating the vessel including voyage expenses, vessel operating expenses, dry-docking costs and technical and commercial management. Longer-term time charters and bareboat charters are sometimes known as “period charters.”

Fourth are “contracts of affreightment” which are contracts for multiple employments that provide for periodic market related adjustments, sometimes within prescribed ranges, to the charter rates.

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2020, 2019 and 2018, none of our subsidiaries had vessels operating in a pool.

Our chartering strategy continues to be one of fixing the greater portion of our fleet on medium to long-term employment to secure a stable income flow, but one which also ensures a satisfactory return. This strategy has enabled us to smooth the effects of the cyclical nature of the tanker industry, achieving almost optimal utilization of the fleet. In order to capitalize on possible upturns in rates, we have chartered out several of our vessels at a fixed minimum rate plus an extra agreed percentage of an amount based on market spot or time-charter rates (“profit-share”).

Table of Contents	49

Our Board of Directors, through its Business Development and Capital Markets Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the Chartering Department of Tsakos Shipping. They evaluate the opportunities for each type of vessel, taking into consideration the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with Tsakos Shipping, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships Tsakos Shipping has built with many of the world’s major oil companies and refiners over 50 years of existence and high quality commercial and technical service.

Since July 1, 2010, through our cooperation with TCM, our technical managers, we may take advantage of the inherent economies of scale associated with two large fleet operators working together and its commitment to contain running costs without jeopardizing the vessels’ operations. TCM provides top grade officers and crew for our vessels and first-class superintendent engineers and port captains to ensure that the vessels are in prime condition.

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

Accounting for Leases. On January 1, 2019 we adopted ASC 842 – Leases, using the optional transition method, along with the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption of ASC 842 and based on our analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for our chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Sale and Leaseback Transactions. We have entered into five sale and leaseback transactions that are accounted for as operating leases. As a result of adopting ASC 842, the Company has recognized on its balance sheet a right-of-use asset of $14.5 million for the aframax tanker Sakura Princess, $37.3 million for the two suezmaxes Archangel and Alaska and $15.4 million for the two suezmaxes, Eurochampion 2004 and Euronike, respectively, based on the present value of the future minimum lease payments and an obligation under operating leases for each of the five right-of-use assets, respectively. The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% for the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the two suezmaxes Archangel and Alaska and 3.15% for the aframax tanker Sakura Princess. The weighted average remaining lease term was 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020 and 2.98 years December 31, 2019. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases. After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset.

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

Table of Contents	50

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

Depreciation. The Company’s subsidiaries’ vessels are depreciated on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $390 per lightweight ton since October 1, 2012. Our estimate was based on the average demolition prices prevailing in the market during the previous ten years for which historical data were available. Since then, management has monitored scrap values, which have risen to $500 per lwt and fallen to as low as $250 per lwt in 2016 and climbed again to $415 per lwt in 2020. Given the historical volatility of scrap prices, management will continue to monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carriers), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

Assets held for sale. It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower that its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2020, we considered that the suezmax tankers Arctic and Antarctic met the criteria to be classified as held for sale, both are expected to be sold within a year. An impairment charge of $15.3 million was recognized in 2020, based on Level 1 inputs indicative of the vessels’ sales prices less cost to sell. During 2020, the Company decided to replace the aframax tanker Izumo Princess, which was classified as held for sale as at December 31, 2019, with the aframax tanker Sakura Princess. The carrying amount of the aframax tanker Izumo Princess was written down to the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value. As of June 30, 2020, the aframax tanker Sakura Princess was classified as held for sale and its carrying amount was written down to the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The impairment charge of $13.5 million was recognized for the two aframax tankers Izumo Princess and Sakura Princess in 2020. The Company sold the aframax tanker Sakura Princess during 2020. At December 31, 2019, we considered that the suezmax tankers Archangel, Alaska and Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale, all expected to be sold within a year. An impairment charge of $7.9 million was recognized in 2019 ($3.4 million was required based on Level 1 inputs, determined by the sale price less cost to sell at the measurement date and $4.5 million was required based on Level 2 inputs at the measurement date, for the year ended December 31, 2019).

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

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end when indications of impairment are present and- at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. The average age of our vessels is approximately 9.5 years as of April 2, 2021. The average remaining operational life is, therefore, 15.5 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten-year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could

Table of Contents	51

be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2020 average per individual vessel and vessel type to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in a material impairment loss. If current economic conditions stall, worsen or if the upward trend in oil prices continues rise for an extended period, oil demand could be negatively impacted over an extended period of time. This would exacerbate the consequences of overcapacity in the tanker sector. In such circumstances, the possibility will increase that both the market value of the older vessels of our fleet and the future cash flow they are likely to earn over their remaining lives will be less than their carrying value and an impairment loss will occur.

Should the carrying value of the vessel, including any unamortized dry-docking costs exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. The fair values are determined based principally on or by corroborated observable market data. Inputs considered by management in determining the fair value include independent brokers’ valuations. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount is not recoverable.

For the impairment of right-of use-assets, we compare the carrying amount with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates and the average of those, over the remaining lease term. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2020, indicated no impairment charge.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2020 and 2019, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2020		As of December 31, 2019
	Number of Vessels	Amount (U.S.$ millions)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	4	64.3
1-year historical average rate	0	0	0	0
(*)	Number of vessels the carrying value of which would not have been recovered, other than the four vessels for which we recorded an impairment as of December 31, 2019.
(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates increased to historically high levels during the first half of 2020, after an already strong fourth quarter in 2019. However, charter rates remained at relatively low

Table of Contents	52

levels during most of the second half of 2020 and the first quarter of 2021, which may have a negative effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2020, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use-assets in connection with the estimated recoverable amount did not indicate an impairment of their carrying values compared to seven vessels in 2019.

At December 31, 2020, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations, was $2.1 billion, compared to a total carrying value of $2.7 billion, following the impairment charge. While the future undiscounted net operating cash flows expected to be generated by each of the vessels in the fleet was comfortably in excess of its respective carrying value, there were 58 vessels in our fleet, whose carrying values exceeded their market values. As determined at December 31, 2020, the aggregate carrying value of these 58 vessels was $2.5 billion, and the aggregate market value of these vessels was $1.8 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy
•	VLCC: Ulysses, Hercules I
•	Suezmax: Spyros K, Dimitris P, Eurovision, Euro, Pentathlon, Decathlon, Apollo Voyager, Artemis Voyager, Arctic, Antarctic
•	Aframax: Proteas, Promitheas, Propontis, Izumo Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess, Elias Tsakos, Thomas Zafiras, Leontios H, Parthenon TS, Marathon TS, Oslo TS, Sola TS, Stavanger TS, Bergen TS, Mediterranean Voyager, Caribbean Voyager
•	Panamax: Selecao, Socrates, Andes, Maya, Inca, World Harmony, Chantal, Selini, Salamina, Sunray, Sunrise
•	Handymax: Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax
•	Handysize: Byzantion, Bosporos, Aegeas, Andromeda, Amphitrite, Arion

Amortization of deferred charges and leasehold improvements. In accordance with Classification Society requirements, a special survey is performed on our vessels every five years. A special survey requires a dry-docking. In between special surveys, a further intermediate survey takes place, for which a dry-docking is obligatory for vessels over fifteen years. During a dry-docking, work is undertaken to bring the vessel up to the condition required for the vessel to be given its classification certificate. The costs include the yard charges for labor, materials and services, possible new equipment and parts where required, plus part of the participating crew costs incurred during the survey period. We defer these charges and amortize them over the period up to the vessel’s next scheduled dry-docking. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel. The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in deferred charges and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

Fair value of derivative financial instruments. The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. The fair value of the interest rate swap, bunker swap agreements, bunker put options and bunker call options held by the Company are determined through Level 2 of the fair value hierarchy as defined in FASB guidance and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

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

Table of Contents	53

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

Table of Contents	54

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. Since December 31, 2010, the Company had not had any vessels under hire from a third-party, until December 2017, when two vessels were sold and chartered back to the Company for five years. As of December 31, 2020, the Company had five vessels which were sold and chartered back to the Company for five years, as in 2020 sale and leaseback transactions were entered into for three additional vessels. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account transactions as operating leases, recognizing right-of-use asset and corresponding lease liability.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, spares, stores and lubricant costs. All vessel operating expenses are expensed as incurred.

Depreciation and Amortization of deferred charges and leasehold improvements. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

We amortize the costs of leasehold improvements costs on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

Impairment loss. An impairment loss for an asset held for use, for advances for vessels under construction and for right-of-use assets should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that in 2020, an impairment charge was required for four vessels, Arctic, Antarctic, Izumo Princess and Sakura Princess. In 2019 there was an impairment charge for seven vessels Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska. In 2018 there was an impairment charge for five vessels, Byzantion, Bosporos, Selini, Salamina and Silia T, and for an advance for construction (later abandoned).

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. For 2021, no increase has been agreed by April 2, 2021 and monthly vessel management fees remain the same as in 2020, 2019 and 2018, apart from seven vessels managed by third party managers, where management fees were $27.7 thousand for 2020 ($27.5 thousand for 2019 and 2018). Monthly fees for the remaining operating vessels will be $27.5 thousand per owned vessel and $20.4 thousand for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. The monthly fee for the LNG carriers will be $37.3 thousand and for the suezmax DP2 shuttle tankers will be $35.0 thousand. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2020 /21 policy year, we received approximately $0.3 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by one of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within

Table of Contents	55

the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

The Company’s P&I renewals as of February 20, 2020 saw an increase in costs of 4.96% partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the collision between our tanker “Sola TS” and the Norwegian frigate “HELGE INGSTAD” in November 2018.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2020 versus year ended December 31, 2019

Voyage revenues

Voyage revenues earned in 2020 and 2019 per charter category were as follows:

	2020		2019
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	13.4	2%	1.0	1%
Time charter-fixed rate	240.1	37%	254.2	42%
Time charter-variable rate (profit share)	131.5	21%	127.0	21%
Voyage charter-contract of affreightment	12.7	2%	32.0	5%
Voyage charter-spot market	246.4	38%	183.3	31%

Total voyage revenue	644.1	100%	597.5	100%

Revenue from vessels amounted to $644.1 million during the year ended December 31, 2020, compared to $597.5 million during 2019, a 7.8% increase mainly due to the upturn of the market during the first half of 2020. There was an average of 65.0 vessels operating in 2020 compared to an average of 64.2 vessels in 2019. The increase relates to the delivery of two suezmax tankers and two aframax tankers operating between October 2019 and December 2020, partially offset by the sale of the suezmax tanker Silia T. and the handysize product carrier Didimon in February and June 2020, respectively. Based on the total days that the vessels were actually employed as a percentage of the days owned or chartered-in, the fleet had 94.2% employment in 2020 compared to 96.2% in 2019, the increase in lost time being mainly due to the additional number of dry-dockings undertaken and the increase in operating days under spot and coa voyages during 2020 compared to 2019.

Market conditions for tankers remained strong during the first quarter of 2020 and improve further in the second quarter of 2020 due to the negative impact of COVID -19 on global oil demand, which caused a significant fall in oil prices, leading to unprecedented demand for floating storage, during March to June 2020, and in turn boosting charter rates, which continued into the third quarter. However, the subsequent downturn in seaborne oil trade volumes due to high inventories, gradual destocking, and tankers becoming free as floating storage unwound, led to a decrease in market rates to levels that barely covered operating expenses for those companies operating in the spot market during the second half of 2020 and especially in the fourth quarter. The Company, which had benefitted from the upward trend of the market in the first half of the year, was able to avoid potential significant losses towards the end of the year by maintaining approximately half of its fleet under time charters.

The average time charter equivalent rate per vessel in 2020 was $23,638 per day, an increase of 10.6% from $21,378 per day in 2019 due to the overall improvement of the market in 2020, notwithstanding the weak market in the second half of 2020, that positively affected all vessel types and sizes in our fleet apart from our Handymax vessels which showed a slight decrease of 4.8%. The average daily TCE per vessel for the remaining categories were well above the prior year’s average levels, with increases ranging from 10.6% to 31.4% in 2020 compared to the equivalent period of 2019. Our suezmax vessels generated additional revenue of $12.5 million, mainly due to the delivery of two suezmax vessels during 2020 and the increase driven by the spike of spot market rates during the first half of 2020, with the fleet’s average time charter equivalent rate reaching $24,920 per day in 2020, compared to $22,083 per day in 2019, a 12.8% increase. Our panamax tankers also enjoyed strong results with profit share earnings surging to $15.3 million in 2020, compared to $3.5 million profit share earned in 2019. In addition, the Company benefitted from the improved market rate environment in the VLCC sector, evident by the increase in average daily TCE per vessel, which surged to $42,346 in 2020, compared to $32,233 per day in 2019, a 31.4% increase. An additional revenue contribution of $9.7 million was generated by our aframax carriers during 2020, compared to 2019, mainly due to the addition of two aframax carriers during the fourth quarter of 2019, and the first quarter of 2020. Approximately 65.0% of the fleet was operating on time-charter arrangements during 2020 compared to 72.3% for the year 2019. The revenue generated by vessels on time charters alone was enough to cover all cash expenditure relating to operating costs, commissions, finance costs and overhead costs of the entire fleet.

Table of Contents	56

Average daily TCE rates earned for the years ended December 31, 2020 and 2019, were as follows:

	Year ended December 31,
	2020	2019
	U.S. $	U.S. $
LNG carrier	55,253	49,251
VLCC	42,346	32,233
Suezmax	24,920	22,083
DP2 shuttle	51,212	50,397
Aframax	22,174	21,303
Panamax	18,277	14,002
Handymax	12,741	13,380
Handysize	13,779	13,242

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 917 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2020 compared to 446 days lost for the year ended December 31, 2019. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2020	2019
Voyage revenues	$ 644,135	$ 597,452
Less: Voyage expenses	(145,267)	(125,802)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	8,800	720
Time charter equivalent revenues	$ 507,668	$ 472,370
Divided by: net earnings (operating) days	21,477	22,096

Average TCE per vessel per day	$ 23,638	$ 21,378

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2020	2019		2020	2019
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	74.0	66.8	10.7%	9,429	10,677	(11.7)%
Port and other expenses	47.6	38.1	24.9%	6,066	6,088	(0.4)%
Commissions	23.7	20.9	13.3%	3,025	3,347	(9.6)%

Total voyage expenses	145.3	125.8	15.5%	18,520	20,112	(7.9)%

Days on spot and Contract of Affreightment (COA)employment				7,844	6,255	25.4%

Voyage expenses include port charges, agents’ fees, canal dues, commissions and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $145.3 million during 2020 compared to $125.8 million in 2019, a 15.5% increase strongly correlated to the number of operating days on spot charters and contracts of affreightment which totaled 7,844 days in 2020 and 6,255 days in 2019, a 25.4% increase.

Table of Contents	57

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. The steep decline in oil prices during the first half of 2020 resulted in a 21.5% decrease in average delivered price paid by the Company for the bunkers procured globally during 2020 and a 11.7% decrease in average daily bunker expenses for the year ended December 31, 2020, compared to 2019. The decrease however was offset by the increase in the volume of bunkers consumed by the fleet and the partial oil price recovery during the second half of 2020, which resulted in a 10.7% increase in the bunkering expenses of the fleet for 2020 compared to 2019. Additionally, during 2020, there was an increase of 24.9% in the amount of port expenses, mainly attributed to the increased port calls and short haul voyages, as the number of days vessels operating under spot and COA agreements increased by 25.4% in 2020 compared to the equivalent period of 2019. On a per relevant vessel basis, the average daily voyage expense decreased by 7.9% mainly due to the sharp fall in oil prices, and therefore fuel expense for vessels operating under spot and COA agreements, during the first half of 2020.

Commissions in 2020 totaled $23.7 million compared to $20.9 million in 2019, a 13.3% increase. As commissions are highly correlated with revenue patterns, the increase in commissions is attributed to the overall increase of revenue by 7.8%. Commissions represented 3.7% of revenue from vessels in 2020 compared to 3.5% in 2019.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per relevant vessel
	2020	2019	% increase/ (decrease)	2020	2019	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	105.8	107.0	(1.1)%	4,619	4,580	0.9%
Insurances	15.8	15.4	2.8%	691	659	4.9%
Repairs and maintenance, and spares	26.1	27.1	(3.7)%	1,140	1,159	(1.7)%
Stores	10.8	11.6	(7.4)%	470	497	(5.5)%
Lubricants	8.0	7.5	6.1%	347	321	8.2%
Other (quality and safety, taxes, registration fees, communications)	11.9	11.8	0.4%	519	507	2.4%
Foreign currency losses/(gains)	0.8	(0.2)	566.2%	35	(7)	575.6%

Total operating expenses	179.2	180.2	(0.6)%	7,821	7,716	1.4%
Earnings capacity days excluding vessels on bare-boat charter				22,901	23,360

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $179.2 million in 2020, compared to $180.2 million during 2019, a slight decrease of 0.6%. The decrease is partly attributable to travel restrictions and repatriation difficulties due to the Covid-19 pandemic, which affected crew travelling costs for the year ended December 31, 2020 compared to the equivalent period of 2019. The decrease was partially counterbalanced by a bonus declared to the seafarers of the Company, as a reward for maintaining operational efficiency during the Covid-19 pandemic. In addition, the sale of suezmax vessel Silia T. in February 2020 and handysize vessel Didimon in June 2020 contributed to the overall decrease in operating expenses, while the delivery of four newbuilding vessels from late October 2019 to early November 2020, had no effect on our operating expenses as these vessels are being chartered-out under bareboat arrangements and therefore bear no such expenses.

Average operating expenses per vessel per day for the fleet increased marginally by 1.4% to $7,821 for 2020 from $7,716 in 2019, with the weakening of U.S. dollar by approximately 2.0% over the course of 2020, negatively impacting our crew costs, in addition to higher lubricants consumption and insurance expense contributing to an increase in our operating expenses. These increases were partially offset by a slight decrease in average daily vessel expenditure on spares, stores and repairs and maintenance costs.

Depreciation and Amortization

Depreciation and amortization charges totaled $137.1 million in 2020 compared to $139.4 million in 2019, a 1.7% decrease.

Depreciation amounted to $127.3 million in 2020 compared to $128.8 million during 2019, a decrease of $1.5 million, or 1.2%. The decrease being mainly due to vessels Arctic, Antarctic and Sakura Princess which were classified as held for sale during the year

Table of Contents	58

and vessels Archangel, Alaska, Silia T. and Izumo Princess which were classified as held for sale since prior year. Additional contribution to the decrease is also attributed to the sale of handysize vessel Didimon, during the first half of 2020. The overall decrease was partially counterbalanced by the addition of three new vessels during 2020.

During 2020, amortization of deferred dry-docking costs was $9.3 million compared to $10.6 million in 2019. The decrease relates mainly to the impairment charge taken on four vessels Arctic, Antarctic, Sakura Princess and Izumo Princess during 2020 and the impairment charge taken on seven vessels Archangel, Alaska, Izumo Princess, Amphitrite, Arion, Andromeda and Aegeas during 2019. Leasehold improvements incurred towards the end of 2020 for the two suezmax vessels Eurochampion 2004 and Euronike, had an impact of $0.5 million in 2020 compared to $nil in 2019.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21.8 million during 2020, compared to $21.7 million in 2019, a 0.7% increase due to the increase in the average number of vessels for the year ended December 31, 2020 compared to 2019.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. There was no increase in management fees payable to the management company in 2020. During 2020, all the vessels in the fleet were managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess, which were managed by third-party managers. Monthly management fees for operating conventional vessels have been $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers Neo Energy and Maria Energy are $37,280 per month, of which $10,000 is payable to the management company and $27,280 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers Rio 2016, Brasil 2014 and Lisboa are $35,000 per month. Management fees for vessels Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $27,718 per month, of which $14,721 is payable to a third-party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2020 totaled $5.7 million compared to $5.5 million in 2019, a 3.6% increase mainly due to increased legal advisory fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs remained relatively stable at $1,221 for the year ended December 31, 2020 and $1,182 for the equivalent period of 2019, a 3.3% increase.

The Board of Directors approved an award of $1.5 million and $0.5 million to the management company for the years ended December 31, 2020 and 2019 respectively, based on various performance criteria and taking into account cash availability and market volatility. A separate award of $1.5 million was made in 2020 to Tsakos Energy Management in relation to newbuilding program in 2020, which is included as an additional newbuilding cost in the accompanying consolidated financial statements included elsewhere in this annual report.

The Company did not grant any stock compensation awards in 2020 and 2019.

Loss on sale of vessels

In 2020, the Company sold its suezmax tanker, Silia T, its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93.6 million in total, realizing a total net loss of $6.5 million. There were no vessel sales during 2019.

Impairment charges

As of December 31, 2020, vessel values declined compared to prior year. As a result, 58 of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 9.3 years as of December 31, 2020 and in all these cases, vessels are expected to generate considerably more cash during their remaining expected useful lives than their carrying values as at December 31, 2020. For suezmax vessels Arctic and Antarctic which were classified as held for sale, an impairment charge of $15.3 million was required as at December 31, 2020, based on Level 1 inputs indicative of the vessels’ sales prices less cost to sell. During 2020, the Company decided to replace the aframax tanker Izumo Princess, which was classified as held for sale as at December 31, 2019, with the aframax tanker Sakura Princess. The carrying amount of the aframax tanker Izumo Princess was written down to $22.8 million consisting of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value. As of June 30, 2020, the aframax tanker Sakura Princess was classified as held for sale and its carrying amount was written

Table of Contents	59

down to $22.8 million, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The impairment charge of $13.5 million was recognized for the two aframax tankers Izumo Princess and Sakura Princess in 2020. An impairment charge of $26.6 million was recorded in 2019 for one aframax vessel, four handysizes, two suezmaxes.

The Company holds 125,000 common shares at a total cost of $1.0 million in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment was impaired in 2019. The impairment charge of $1.0 million was recorded in 2019 and is included in “Impairment charges”.

Operating income

For 2020, income from vessel operations was $96.7 million compared to $85.9 million in 2019, a 12.6% increase. The increase was mainly driven by the market improvement during the first half of 2020, the slight decrease in vessels’ operating expenses as well as in depreciation and amortization expenses.

Interest and finance costs, net

	2020	2019
	U.S.$ million	U.S.$ million
Loan interest expense	44.1	70.0
Interest rate swap cash settlements—hedging	4.0	—
Less: Interest capitalized	(1.0)	(1.0)

Interest expense, net	47.1	69.0
Interest rate swap cash receipts—hedging	(0.1)	—
Change in fair value of hedging and non-hedging interest rate swaps	2.5	—
Bunkers non-hedging instruments cash settlements	8.8	1.5
Change in fair value of non-hedging bunker instruments	5.8	(0.8)
Amortization of loan expenses	3.8	4.8
Discount on long-term receivables	2.4	—
Bank loan charges	0.3	0.2

Net total	70.6	74.7

Interest and finance costs, net, were $70.6 million for 2020 compared to $74.7 million for 2019, a 5.5% decrease. Loan interest, excluding payment of swap interest, decreased to $44.1 million in 2020 from $70.0 million in 2019, a 37.0% decrease mainly due to the decreased interest rates and decreased level of average debt during the course of the year.

Cash settlements, net, on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, were less than $0.1 million in 2019, compared to $3.9 million in 2020, due to the number of effective swaps between the two periods.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $1.0 million in 2020, and 2019.

At December 31, 2020, the Company held eleven floating-to-fixed interest rate swap agreements. In 2020, the unrealized net accrued interest amounted to $2.7 million compared to $ nil in the prior year, included in Change in fair value of hedging and non-hedging interest rate swaps in the table above.

At December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria which expired on July 7, 2020. At December 31, 2020, the Company did not have non-hedging interest rate swaps. The fair value of non-hedging swap as of December 31, 2019 amounted to $0.2 million (negative). The changes in fair value amounting to $0.2 million (positive) and $0.1 million (negative) during 2020 and 2019, respectively, have been included in Change in fair value of hedging and non-hedging interest rate swaps in the table above.

At December 31, 2019, the Company held one call option agreement in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels which expired at December 31, 2020. The value of the call option at

Table of Contents	60

December 31, 2019 was $0.2 million (positive). The changes in fair value of the call option agreement during 2020 and 2019, amounting to $0.1 million (negative) and $0.2 million (negative), respectively, have been included in Change in fair value of non-hedging bunker instruments in the table above.

During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. The fair values of those put option agreements amounted to $0.2 million (positive) at December 31, 2020, included in Change in fair value of non-hedging bunker instruments.

As at December 31, 2020 and 2019, the Company had eighteen and twenty-five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of bunker swap agreements as of December 31, 2020 and 2019, amounted to $8.8 million (negative) and $2.9 million (negative), respectively. The change in the fair values amounted to $5.9 million (negative) during 2020 compared to $1.1 million (positive) in the prior year, due to a sudden sharp fall in oil prices in early 2020.

The Company recognized a long-term receivable, amounting to $27.3 million as of December 31, 2020, which relates to the sale and leaseback transactions for five of its vessels. The Company’s discount of this long-term receivable, in 2020, amounted to $2.4 million compared to zero in the prior year.

Amortization of loan expenses was $3.8 million in 2020 compared to $4.8 million in 2019. Other bank charges amounted to $0.3 million in 2020 and $0.2 million in 2019 due to the loan refinancings.

Interest income

Interest income in 2020 amounted to $1.1 million compared to $3.7 million in 2019. The decrease is due to a significant decrease in interest rates in 2020 compared to 2019.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya, Inca, Selini, Salamina and the handysize vessels, Byzantion and Bosporos. During 2020, Mare Success increased its paid-in capital by $8.2 million of which $4.2 million was the 51% share contributed by the Company and the remaining $4.0 million was the 49% share contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos.

During 2019, Mare Success increased its paid-in capital by $20.4 million of which $10.4 million was the 51% share contributed by the Company and the remaining $10.0 million was the 49% share contributed by “Polaris”, an affiliate of Flopec. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the panamax vessels, Selini and Salamina.

After the capital increase that took place both in 2019 and 2020, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. The additional paid-in capital financed part of the intragroup sale of vessels and did not affect vessels’ carrying values on a consolidated basis.

Net income attributable to the non-controlling interest amounted to $3.2 million in 2020 compared to a $1.1 million net loss in 2019.

Net income (loss) attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for 2020 was $24.0 million, or a loss of $0.80 per share basic and diluted, after taking into account the cumulative dividends of $39.1 million on our preferred shares, compared to $15.1 million, or a loss of $1.58 per share basic and diluted, after taking into account the cumulative dividends of $43.1 million on our preferred shares for 2019.

Year ended December 31, 2019 versus year ended December 31, 2018

Voyage revenues

Voyage revenues earned in 2019 and 2018 per charter category were as follows:

	2019		2018
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	1.0	1%	—	0%
Time charter-fixed rate	254.2	42%	236.6	45%
Time charter-variable rate (profit share)	127.0	21%	108.5	20%
Voyage charter-contract of affreightment	32.0	5%	40.7	8%
Voyage charter-spot market	183.3	31%	144.1	27%

Total voyage revenue	597.5	100%	529.9	100%

Table of Contents	61

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

Table of Contents	62

	Year ended December 31,
	2019	2018
Voyage revenues	$ 597,452	$ 529,879
Less: Voyage expenses	(125,802)	(125,350)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	720	—
Time charter equivalent revenues	$ 472,370	$ 404,529
Divided by: net earnings (operating) days	22,096	22,195

Average TCE per vessel per day	$ 21,378	$ 18,226

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,		% increase/ (decrease)	Year ended December 31,		% increase/ (decrease)
	2019	2018		2019	2018
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	66.8	70.2	(4.8)%	10,677	10,780	(1.0)%
Port and other expenses	38.1	36.4	4.7%	6,088	5,587	9.0%
Commissions	20.9	18.8	11.2%	3,347	2,892	15.7%

Total voyage expenses	125.8	125.4	0.4%	20,112	19,259	4.4%

Days on spot and Contract of Affreightment (COA) employment			%	6,255	6,509

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

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per relevant vessel
	2019	2018	% increase/ (decrease)	2019	2018	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	107.0	108.6	(1.5)%	4,580	4,630	(1.1)%
Insurances	15.4	15.6	(1.5)%	659	667	(1.1)%
Repairs and maintenance, and spares	27.1	25.4	6.8%	1,159	1,080	7.2%
Stores	11.6	11.3	2.9%	497	481	3.4%
Lubricants	7.5	7.3	3.1%	321	310	3.5%
Other (quality and safety, taxes, registration fees, communications)	11.8	13.5	(12.5)%	507	577	(12.1)%
Foreign currency (gains)	(0.2)	0.0	(100)%	(7)	0	(100)%

Total operating expenses	180.2	181.7	(0.8)%	7,716	7,745	(0.4)%
Earnings capacity days excluding vessel on bare-boat charter				23,360	23,460

Table of Contents	63

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

Table of Contents	64

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

Table of Contents	65

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

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $204.5 million in 2020 and $115.1 million in 2019,

Table of Contents	66

will again require us to expend cash in 2021. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

We believe, given our current cash holdings and the number of vessels we have on time charters, that if market conditions remain relatively stable throughout 2021, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of COVID-19 then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $160.5 million as of December 31, 2020, compared to $184.8 million as of December 31, 2019.

Working capital (net of restricted cash and deferred loan costs) amounted to a negative $74.5 million at December 31, 2020 compared to a positive $27.0 million, at December 31, 2019. The decrease is attributed to lower cash balances, a decrease in accounts receivable due to low charter rates in the second half of 2020 and the increased current portion of Company’s obligations for sale and leaseback vessels along with the current portion of the interest rate swap and bunker swap agreements as at December 31, 2020.

Current assets decreased to $321.5 million at December 31, 2020 from $397.0 million at December 31, 2019, mainly due to the sale of four vessels classified as held for sale at the end of 2019, and a $24.4 million decrease in cash and cash equivalents. The decrease in current assets is also attributed to the $15.1 million decrease in accounts receivable. The decrease was partially offset by a higher balance in inventories and an increase in margin deposits as at December 31, 2020 compared to the prior year. Current liabilities increased to $382.0 million at December 31, 2020, from $354.2 million at December 31, 2019, mainly due to the increased current portion of obligations under operating leases by $14.5 million and the current portion of financial instruments by $11.4 million. Trade payables increased by $18.7 million due to our heavy dry-docking program towards the end of the year, which was partially compensated for by a decrease of $10.3 million in accrued liabilities, attributed to decreased accrued interest from $14.2 million in 2019 to $7.3 million in 2020.

Net cash provided by operating activities was $205.4 million in 2020 and $184.3 million in 2019. The $21.1 million increase is primarily attributable to a stronger tanker market with higher freight rates in 2020, prior to the downturn in the second half of 2020 which contributed to an increase in voyage revenues by $46.7 million as more fully described in the paragraph “Voyage Revenues” above under “—Financial Analysis”. Freight rates showed an increase during the first half of 2020, which was followed by stable decrease in the remainder of the year, keeping cash reserves at lower levels in 2020 compared to 2019. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $430.7 million in 2020, compared to $412.4 million in 2019, an increase of $18.3 million or 4%. The expense movements are fully described in the respective paragraphs in “Financial Analysis”. Inventories, mainly consisting of bunker fuel, which increased by $8.8 million in 2020, decreased by $7.4 million in 2019, a positive turnaround, as the number of vessels employed on the spot market in 2020 increased compared to the prior year, while oil prices fell by 21.5% during the year. Unearned revenue, arising from collection of time- charter hire due in 2021, but paid in 2020, increased by $0.6 million due to certain charterers paying early, whereas in 2019 unearned revenue had increased by $6.1 million. Payments to repair yards increased by $3.4 million in 2020 due to nine vessels undergoing their scheduled drydock compared to seven dry dockings performed in the year ended December 31, 2019. Amounts payable to suppliers increased by $15.0 million and capitalized voyage expenses by $1.1 million in 2020, mainly relating to the increase in the number of vessels operating in the spot market and the delivery of supplies of fuel to those vessels, compared to an increase of $2.4 million and $0.1 million in 2019, respectively. The increase is offset by the decrease in accrued liabilities by $10.3 million in 2020, compared to an increase of $5.1 million in the prior year, mainly attributed to the sharp fall of Libor rates throughout 2020. Receivables and advances decreased by $19.1 million compared to an increase of $8.8 million in 2019, a turnaround of $27.9 million, mainly due to the improvement in rate of collectability and the decrease in revenue generated in the fourth quarter of 2020 compared to the equivalent period of 2019. During the twelve-month period ended December 31, 2020, the Company deposited cash collateral of $6.1 million related to its derivative instruments, while no collateral security was provided during the equivalent period of 2019.

Net cash used in investing activities in 2020 amounted to $94.6 million compared to $102.2 million in 2019. In 2020, the cash outflow in investing activities consists of $39.7 million of payments for vessels under construction, $145.8 million of payments for the acquisition of the aframax tanker Caribbean Voyager and the two suezmax tankers Apollo Voyager and Artemis Voyager and $2.8 million for improvements on existing vessels. In 2019, the cash outflow in investing activities consists of $56.0 million of payments for vessels under construction, $42.9 million of payments for the acquisition of one aframax vessel and $3.3 million for improvements on existing vessels. Cash outflow from investing activities during 2020, was offset by cash generated by the sale of the suezmax

Table of Contents	67

tankers, Archangel, Alaska and Silia T, the aframax tanker Sakura Princess and the handysize Didimon for net proceeds of $93.6 million. As at December 31, 2020, there was one DP2 suezmax tanker and one LNG carrier on order and the remaining yard installments to be paid for those vessels as at December 31, 2020 amounted to $237.4 million, which will be covered through debt under bank loans we expect to arrange, of which a loan for up to $92.7 million has already been arranged. The amount of $172.1 million is due to be paid in 2021 and the amount of $65.3 million in 2022. The LNG carrier is expected to be delivered in the fourth quarter of 2021 and the DP2 suezmax tanker in the second quarter of 2022.

Net cash used in financing activities amounted to $136.8 million for the year ended December 31, 2020 compared to $104.9 million for the equivalent period of 2019. During 2020, the Company drew down $136.6 million under new loans to finance the acquisition of the aframax tanker Caribbean Voyager and the suezmax tankers Apollo Voyager and Artemis Voyager and to finance the LNG carrier under construction, Hull 3157 and $212.3 million was drawn as part of refinancing loans and prepaid $222.9 million on the loans. The amount of $160.8 million was paid in scheduled installments. Proceeds from new bank loans in 2019 amounted to $494.4 million and payments of debt amounted to $556.9 million, which included $400.3 million loan prepayments and $156.7 million scheduled debt repayments.

Total debt outstanding decreased from $1.54 billion at December 31, 2019, to $1.51 billion at December 31, 2020. The debt to capital (equity plus debt) ratio was 52.2% at December 31, 2020 (or 49.2% on a net of cash basis) and 51.2% at December 31, 2019 (or 47.8% on a net of cash basis).

During 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares with a liquidation preference of $25.00 per share for a total amount of $50.0 million. During 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares with a liquidation preference of $25.00 per share for a total amount of $50.0 million.

Cash outflow from financing activities was partially offset by the capital contribution of $4.0 million ($10.0 million in 2019) relating to the increase of paid in capital of Mare Success S.A. made by the 49% equity holder thereof and proceeds from sale of common shares of $3.5 million ($16.6 million in 2019).

In 2020, the Company paid dividends aggregating $0.50 per common share in June and December 2020. In 2019, dividends aggregating $0.25 per common share were paid in May and December 2019. Total dividend payments to common shareholders in 2020 amounted to $9.4 million, compared to $8.9 million in 2019. On March 24, 2021, the Company declared a dividend of $0.10 per common share payable in June 2021. The Board of Directors decided in 2019, to move from quarterly dividends to semi-annual dividends, payable in June and December of each calendar year. The payment and the amount of dividends on our common shares are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50.0 million. In 2020, the Company repurchased 978,936 common shares in the open market, which are held as a treasury stock for a total amount of $9.8 million.

Dividends of $0.50 per share for the 8.00% Series B Preferred Shares, were paid each on January 30, April 30, July 30, 2019, totaling in aggregate $3.0 million. On July 30, 2019, the Company redeemed all of its 2,000,000 Series B Preferred Shares, with a liquidation preference of $25.00 per share, for $50.0 million.

Dividends of $0.5547 per share for the 8.875% Series C Preferred Shares were paid each on January 30, April 30, July 30 and October 30, 2020, totaling in aggregate $4.4 million. On October 30, 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares, with a liquidation preference of $25.00 per share, for $50.0 million.

Dividends of $0.5469 per share for the 8.75% Series D Preferred Shares, were paid on February 28, May 29, August 28 and November 28, 2020, totaling in aggregate $7.5 million, and on February 28, 2021, $1.9 million.

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 29, August 28 and November 28, 2020, totaling in aggregate $10.6 million, and on February 28, 2021, $2.7 million.

Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, April 30, July 30 and October 30, 2020, totaling in aggregate $14.3 million, and on February 28, 2021, $3.6 million.

In September 2019, the Company entered into a Share Purchase Agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, at a purchase price of $10.00 per share, raising $34.0 million, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a

Table of Contents	68

stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s Common Shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding. On December 23, 2019 and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares were converted into 583,333 and 6,667 common shares, respectively.

On October 8, 2020, the Company, with the consent of the sole holder of the Series G Convertible Preferred Shares, amended the Certificate of Designations, whereby the Redemption Date was set at February 1, 2021. On February 1, 2021, the Company redeemed 1,798,651 Series G Redeemable Convertible Perpetual Preferred Shares in exchange for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share, each with a liquidation preference of $10.00 per share, issued by the Company’s subsidiary Shyris Shipping Company S.A, representing the full redemption price of $10.56 per Series G Convertible Preferred Share redeemed ($19,000,000 in the aggregate). As of April 2, 2021, 816,349 Series G Redeemable Convertible Preferred Shares were outstanding.

Aggregate dividends of $0.50 per common share into which the Series G Convertible Preferred Shares were convertible were paid in 2020, amounting to $0.9 million. In 2019, aggregate dividends of $0.25 per common share into which the Series G Convertible Preferred Shares were convertible were paid in 2019, amounting to $0.6 million.

Preferred share dividends on Series F Preferred Shares are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D and Series E Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 9.5 years at April 2, 2021. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flows, typically over four to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $92.7 million and expect to arrange additional senior secured bank loan, to fund the aggregate $237.4 million remaining contract price for our two newbuildings under construction as of December 31, 2020.

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on vessel newbuildings with bank debt. Generally, we raise 70% to 80% of the vessel purchase price with bank debt for a period of between four and twelve years. For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6—Long Term Debt” to our audited consolidated financial statements included elsewhere in this report.

Table of Contents	69

Summary of Loan Movements Throughout 2020 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2020	New Loans	Prepaid	Repaid	Balance at December 31, 2020
12-year term loan	Sapporo Princess	16,250	—	13,750	2,500	—
8-year term loan	Rio 2016	67,266	—	—	6,406	60,860
6-year term loan	Sola TS	33,394	—	—	2,473	30,921
6-year term loan	Marathon TS, Bergen TS	68,256	—	65,921	2,335	—
8-year term loan	Stavanger TS	34,960	3,789	—	1,249	37,500
5-year term loan	Sunray	29,325	—	—	1,955	27,370
7-year term loan	Sunrise	28,592	—	—	2,199	26,393
7-year term loan	Pentathlon	25,391	—	—	3,627	21,764
5-year term loan	Silia T, Andes, Didimon, Byzantion, Bosporos	46,561	—	37,922	8,639	—
6-year term loan	Socrates, Selecao	27,729	—	23,109	4,620	—
7-year term loan	Decathlon	33,600	—	—	3,200	30,400
12-year term loan	Maria Energy, Ulysses, Hercules I	230,932	—	—	21,502	209,430
7 1/2-year term loan	Lisboa	73,667	—	—	5,667	68,000
4-year term loan	Izumo Princess, Asahi Princess Archangel, Aegeas, Alaska, World Harmony, Chantal	76,720	—	71,964	4,756	—
6-year term loan	Brasil 2014	68,765	—	—	7,490	61,275
5-year term loan	Arctic, Antarctic, Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax, Proteas, Promitheas, Propontis	127,892	—	—	23,122	104,770
5-year term loan	Sakura Princess, Euro	39,300	—	10,217[1]	4,700	24,383
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	42,569	—	—	6,081	36,488
8-year term loan	Mediterranean Voyager, Caribbean Voyager	56,892	25,860	—	3,448	79,304
2- year term loan	LNG Hull 3157	—	13,875	—	—	13,875
5-year term loan	Neo Energy	59,500	—	—	6,000	53,500
6-year term loan	Uraga Princess, Spyros K, Dimitris P.	69,520	—	—	8,716	60,804
5-year term loan	Maya, Inca, Selini, Salamina	35,063	2,438	—	6,819	30,682
4-year term loan	Amphitrite, Arion, Andromeda	26,000	—	—	5,200	20,800
7-year term loan	Apollo Voyager	6,979	49,373	—	—	56,352
10-year term loan	Artemis Voyager	6,733	47,458	—	—	54,191
7-year term loan	Thomas Zafiras, Leontios H.	72,000	—	—	4,800	67,200
5-year term loan	Elias Tsakos, Oslo TS	69,695	—	—	5,082	64,613
5-year term loan	Parthenon TS	36,000	—	—	2,400	33,600
5-year term loan	Eurovision	35,000	—	—	3,182	31,818
5-year term loan	Byzantion, Bosporos	—	16,380	—	1,365	15,015
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	—	67,305	—	—	67,305
5-year term loan	Marathon TS	—	39,800	—	1,244	38,556
6-year term loan	Bergen TS	—	37,125	—	—	37,125
5-year term loan	Andes, Aegeas, Izumo Princess, Asahi Princess	—	45,500	—	—	45,500

Total		1,544,551	348,903	222,883	160,777	1,509,794

¹	Prepaid portion of the outstanding loan due to sale of the vessel Sakura Princess.

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

Table of Contents	70

As a result of such financing activities, long-term debt decreased in 2020 by a net amount of $34.8 million compared to a net decrease of $62.6 million in 2019. The debt to capital (equity plus debt) ratio was 52.2% at December 31, 2020, or net of cash, 49.2%, and 51.2% at December 31, 2019 or, net of cash, 47.8%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2020 was 66.7%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in four cases 110%, in two cases 115% and in one other case the ratio is based on a formula which takes into account charter value for vessels on time charters) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2020, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty loan agreements totaling $1.51 billion. At December 31, 2020 we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2021 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on three- or six-month LIBOR plus a margin. Interest rate swap instruments cover approximately 37.2% of the outstanding debt as of March 31, 2021. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest.

Off-Balance Sheet Arrangements

None.

Long-Term Contractual Obligations as of December 31, 2020 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2021)	1-3 years (2022-2023)	3-5 years (2024-2025)	More than 5 years (after January 1, 2026)
Long-term debt obligations (excluding interest)	1,509.8	235.1	437.2	506.0	331.5
Vessel operating leases[1]	81.9	23.9	38.8	19.2	—
Interest on long-term debt obligations (including interest rate swap payments)[2]	258.9	35.9	54.8	27.8	140.4
Purchase Obligations (new-buildings)[3]	237.4	172.1	65.3	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2020)	201.2	20.9	42.0	41.1	97.2

Total	2,289.2	487.9	638.1	594.1	569.1

(1)	The amounts represent Company’s commitments under sale and leaseback agreement for five of its vessels, including sale and leaseback agreements for three vessels entered into in 2020.
(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2020 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.
(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for two vessels under construction.
Table of Contents	71

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of March 31, 2021, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	69	Chairman of the Board	2010
Nikolas P. Tsakos	57	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	71	Vice Chairman of the Board, Director	1993
George V. Saroglou	56	Vice President, Chief Operating Officer, Director	2001
Paul Durham	70	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	74	Chief Marine Officer	—
Nicholas F. Tommasino	63	Director	2017
Aristides A.N. Patrinos	73	Director	2006
Efthimios E. Mitropoulos	81	Director	2012
Maria Vassalou	55	Director	2016
Denis Petropoulos	64	Director	2018

Certain biographical information regarding each of these individuals is set forth below.

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is a consultant with an earlier career in International Capital Markets and Corporate & Investment banking and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup; Chairman and CEO of the National Bank of Greece; Chairman of the Hellenic Banks Association; CEO of Commercial Banking at EFG-Hermes Holding SAE. He is currently holding the following non-executive board positions: Chairman of Bank of Cyprus; Chairman of Titan Cement International; Independent board member of EFG-Hermes Holding; Board member of Bank Alfalah Ltd., representing the International Finance Corporation (IFC). He is a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

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

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 50 LPG carriers, three product carriers and one crude oil tanker. Mr. Jolliffe is also a Trustee of Honeypot Children’s Charity.

GEORGE V. SAROGLOU

VICE PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

Mr. Saroglou has been Chief Operating Officer of the Company since 1996. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of

Table of Contents	72

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

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our Chief Marine Officer. He monitors our fleet’s technical and operational performance. In addition, he heads the newbuilding section and technically led the recent successful large scale fleet expansion and renewal plan. For the past 15 years Mr. Papageorgiou has overseen the construction of more than 104 vessels of diverse type and range, amongst them DP Shuttle tankers and LNG vessels. He has an extended technical academic background, holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management and Economics. Mr. Papageorgiou initiated his career 50 years ago, being employed for a period of 5 years in the Greek ship and repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard and Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980, Mr. Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship and Engine Surveyor in the Far East area (Korea, Japan, China, Hong Kong, Philippines). He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for the first time by an Engineer of Greek nationality. Successively, in 1990, Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans and Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is the Chief Scientist and Director for Research of the Novim Group, a think tank based in Santa Barbara California. He is also Visiting Scholar at the New York University Center for Neural Science. Since 2006 he is also affiliated with Synthetic Genomics Inc, (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the Science Advisory Board of Liberty Biosecurity LLC (since December 2016), a USA-based private DNA sequencing and analysis company focused on biodefense and other applications; and on the Science Advisory Board of DataCubed Inc. (since December 2016), a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the Energy Futures Initiative, and the translational medicine program of the University of Pittsburgh. He started his career as an Assistant Professor at the University of Rochester, New York. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratory and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment, including global climate change. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is the recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University in Evanston, Illinois. During 2016, Dr. Patrinos was Senior Advisor to DOE Secretary Ernest Moniz.

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection

Table of Contents	73

points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmӧ, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition and Patron of two international maritime organizations. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmӧ, Sweden.

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

DENIS PETROPOULOS

DIRECTOR

Denis Petropoulos is the current Chairman of the Baltic Exchange, headquartered in London, UK. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H. Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC, as it is known today, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2017 heading up the company’s

Table of Contents	74

expanding operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder. He presently sits on INTERTANKO’s Associate Members’ Committee. Educated at Westminister School, London, and University of Surrey, UK.

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2020 we had nine directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

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

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2020 without participation of the Company’s management and will continue to do so in 2021. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

Table of Contents	75

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

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino and Petropoulos and Drs. Patrinos and Vassalou, each of whom is an independent director. Dr. Patrinos is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;
•	overseeing the evaluation of Board and management;
•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

Table of Contents	76

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;
•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;
•	implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;
•	determining the compensation of the non-executive directors, determining and administering the Company’s long term incentive plans, including any equity based plans and grants under them; and
•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2020, the aggregate cash compensation of all of the members of the Board was $670,000 per the following annual fee schedule, which was approved by the shareholders of the Company on May 28, 2020:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2020.

Table of Contents	77

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

From 2010 to 2014 the Corporate Governance, Nominating and Compensation Committee did not establish a performance incentive program for Tsakos Energy Management. In May 2015, a management incentive award program based on various performance criteria was approved by the Board of Directors. In March 2019, October 2018 and June 2017, the Board of Directors decided to reward the management company with an award of $0.5 million, $0.2 million and $0.6 million, respectively, based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2020, an amount of $1.5 million was awarded to Tsakos Energy Management relating to various performance criteria and an amount of $1.5 million was awarded to Tsakos Energy Management in relation to newbuilding program of 2020. There was no such an award in 2019. In 2018, Tsakos Energy Management was awarded $0.8 million relating to services provided towards an equity offering during 2018.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,500 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2020.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options. In 2017, 110,000 RSUs were issued to the non-executive directors of the Company, which vested immediately. In 2016, 87,500 RSUs were also issued to the non-executive directors of the Company, which vested immediately. In 2020, 2019 and 2018, no RSUs or other awards were issued. As of December 31, 2020, there were no outstanding (non-vested) RSUs or other equity awards.

Total stock compensation expense recognized was $nil for the year ended December 31, 2020, December 31, 2019, and December 31, 2018.

Table of Contents	78

Item 7.	Major Shareholders and Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third parties. Tsakos Energy Management has undertaken to ensure that all transactions with related parties are reported to the board of directors. Under the management agreement, any such transaction or series of transactions involving payments in excess of $100,000 and which is not in the ordinary course of business requires the prior consent of the board of directors. Transactions not involving payments in excess of $100,000 may be reported quarterly to the board of directors.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2020	2019	2018
Tsakos Shipping and Trading S.A. (commissions)	8,060	7,405	6,580
Tsakos Energy Management Limited (management fees)	20,271	20,147	20,169
Tsakos Columbia Shipmanagement S.A. (special charges)	1,327	2,038	2,389
Argosy Insurance Company Limited (insurance premiums)	9,480	9,519	9,799
AirMania Travel S.A. (travel services)	4,380	5,617	5,345

Total expenses with related parties	43,518	44,726	44,282

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2020 and 2019, the outstanding advances to TCM amounted to $20.7 million and $20.1 million, and the amount due to Tsakos Shipping was $1.4 million and $1.4 million, respectively. In 2020, 2019 and 2018, an additional amount of $1.3 million, $2.0 million and $2.4 million, respectively, was paid in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $20.3 million in 2020, $20.1 million in 2019 and $20.2 million in 2018. In 2020, 2019 and 2018, we granted Tsakos Energy Management an incentive award of $1.5 million, $0.5 million and $0.2 million, respectively. In addition, a special award of $1.5 million and $0.7 million were paid to Tsakos Energy Management in relation to newbuilding program in 2020 and capital raising offerings in 2018, respectively. No special award was granted in 2019.

Table of Contents	79

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2020 would have resulted in a payment of approximately $169.0 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. For 2020, monthly fees for operating conventional vessels continues to be $27.5 thousand per owned vessel, apart from seven vessels which are managed by a third party with monthly management fees of $27.7 thousand per vessel, and $20.4 thousand for chartered-in vessels and vessels bareboat chartered out. Monthly management fees for the DP2 shuttle tankers continue to be $35.0 thousand per vessel. Monthly management fees for vessels managed by a third party i.e. the suezmax Eurochampion 2004, the aframaxes Maria Princess, Sapporo Princess and the VLCCs Ulysses and Hercules, were $27.7 thousand of which $14.7 thousand was payable to the third-party manager. The monthly fee for the LNG carriers is $37.3 thousand of which $10.0 thousand is payable to Tsakos Energy Management and $27.3 thousand to the third-party manager. We paid Tsakos Energy Management aggregate management fees of $20.3 million in 2020, $20.1 million in 2019 and $20.2 million in 2018.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. There was no such brokerage commission in 2019. In 2018, the Company sold the VLCC tanker Millennium and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million which was 0.5% of the sale price of the vessel. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $8.1 million in 2020 ($7.4 million in 2019 and $6.6 million in 2018).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2020, $1.0 million in aggregate was paid for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. No such fee was paid in 2019 or 2018.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2020, 2019 and 2018, we were charged an aggregate of $9.5 million, $9.5 million and $9.8 million, respectively, by Argosy for insurance premiums.

Table of Contents	80

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2020, 2019 and 2018, we were charged an aggregate of $4.4 million, $5.6 million, $5.3 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 2, 2021 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and
•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 18,195,810 Common Shares outstanding on April 2, 2021.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,163,003	17.38%
Redmont Trading Corp.(1)	738,001	4.05%
First Tsakos Investments Inc.(1)	2,425,002	13.33%
Kelley Enterprises Inc.(1)	1,520,001	8.36%
Marsland Holdings Limited(1)	905,001	4.97%
Sea Consolidation S.A. of Panama(2)	1,340,000	7.36%
Kopernik Global Investors, LLC (3)	1,272,699	6.99%
Methoni Shipping Company Limited (2)	1,195,000	6.57%
Intermed Champion S.A. of Panama(2)	546,000	3.00%
All officers and directors as a group (11 persons)(4)	108,147	*

*Less than 1%.

(1)	First Tsakos Investments Inc. (“First Tsakos”) is the sole holder of the outstanding capital stock of Kelley Enterprises Inc. (“Kelley”) and Marsland Holdings Limited (“Marsland”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley and Marsland. Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Kelley, Marsland and Redmont. According to a Schedule 13D/A filed on April 12, 2018 by Tsakos Holdings, First Tsakos, Kelley, Marsland and Redmont, Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.
(2)	According to the Schedule 13D/A filed on April 12, 2018 by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos and information provided to us, Sea Consolidation, Intermed, Methoni and Nikolas Tsakos beneficially owned 1,340,000, 546,000, 1,195,000 and 3,122,600 common shares, respectively. According to the Schedule 13D/A, each of Panayotis Tsakos and Nikolas Tsakos, our president and chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)       Based solely upon the Amendment No. 3 to the Schedule 13G/A filed by Kopernik Global Investors, LLC on February 12, 2021.

Table of Contents	81

(4)	Does not include shares owned by Tsakos Holdings, First Tsakos, Kelley, Marsland, Redmont Trading Corp., Sea Consolidation, Intermed or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 306,271, or 8.9%, of our outstanding Series D Preferred Shares, 110,000, or 2.4%, of our outstanding Series E Preferred Shares, and 135,000, or 2.9%, of our outstanding Series F Preferred Shares as of April 2, 2021. Entities affiliated with Nikolas Tsakos own 35,000, or 0.8%, of our outstanding Series E Preferred Shares and 80,000, or 0.7%, of our outstanding Series F Preferred Shares as of April 2, 2021. Kelley owns 700, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2021. Marsland owns 1,200, or less than 0.1%, of our outstanding Series D Preferred Shares as of April 2, 2021.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, as of April 2, 2021.

As of April 2, 2021, we had 21 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 18,174,436 common shares representing approximately 99.8% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 2, 2021, individually or in the aggregate, is not material to us.

Please refer to Note 12, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this report.

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

Table of Contents	82

We had 816,349 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 2, 2021. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”) pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares; on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares and on February 1, 2021 we redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Shyris Shipping Preferred Shares (as defined below). The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

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

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 35,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 3,910,000 preferred shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares”, 4,600,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, 6,210,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares” and 816,349 preferred shares have been designated Series G Redeemable Convertible Perpetual Preferred Shares as described below under “— Series G Convertible Preferred Shares” As of

Table of Contents	83

April 2, 2021, there were outstanding: 18,195,810 common shares (and 998,805 common shares issued and held as treasury shares), 3,424,803 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,600,000 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,000,000 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 816,349 Series G Redeemable Convertible Perpetual Preferred Shares.

Common Shares

The holders of common shares are entitled to receive dividends out of assets legally available for that purpose at times and in amounts as our board of directors may from time to time declare. Each shareholder is entitled to one vote for each common share held on all matters submitted to a vote of shareholders. Cumulative voting for the election of directors is not provided for in our Bye-laws, which means that the holders of a majority of the common shares voted can elect all of the directors then standing for election. Our Bye-laws provide for a staggered board of directors, with one-third of those directors who are not managing directors (as defined in our Bye-laws and which consist of our executive directors) selected each year. The common shares are not entitled to preemptive rights and are not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of common shares would be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

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

Series D Preferred Shares

We have 3,424,803 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2021, which were issued on April 29, 2015 and in the first quarter of 2017. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series E Preferred Shares and the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,600,000 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2021, which were issued on April 5, 2017. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series D Preferred

Table of Contents	84

Shares, the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,000,000 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 2, 2021, which were issued on June 28, 2018. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series D Preferred Shares, Series E Preferred and Series G Convertible Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Table of Contents	85

Series G Convertible Preferred Shares

We had 816,349 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 2, 2021. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”) pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares and on February 1, 2021 we redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Shyris Shipping Preferred Shares (as defined below). The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, provided that the holders may increase this ownership limitation upon 61-days’ notice to the Company.

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

As noted above, on February 1, 2021 (the “Initial Redemption Date”), outstanding Series G Convertible Preferred Shares, which had an aggregate redemption price of $19.0 million were mandatorily exchanged for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share, each with a liquidation preference of $10.00 per share (the “Shyris Shipping Preferred Shares”) issued by a subsidiary of the Company, Shyris Shipping Company S.A., which owns all of the equity interests in subsidiaries which own four conventional crude oil tankers delivered in 2019 and 2020. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the 816,349 Series G Convertible Preferred Shares that remained outstanding

Table of Contents	86

as of April 2, 2021 will be mandatorily redeemed for Shyris Shipping Preferred Shares (or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares exceeds $16.0 million, converted into common shares at the conversion rate). On the fifth anniversary of the Series G Closing Date, any Series G Convertible Preferred Shares that remain outstanding will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The redemption price for the Series G Convertible Preferred Shares is the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month VWAP of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares.

The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to adjustment. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company. At any time that Shyris Shipping Preferred Shares are outstanding, free cash flow available for distribution, as defined in the Statement of Designation of the Shyris Shipping Preferred Shares, is required to be applied by Shyris Shipping towards any accrued and unpaid dividends and redemption of such Shyris Shipping Preferred Shares before any dividends on, or repurchases or redemptions of, other equity securities of the Shyris Shipping Preferred Shares. The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions. The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances. If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares.

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

Table of Contents	87

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

The Series D, Series E, Series F and Series G Convertible Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series D, Series E or Series F Preferred Shares are in arrears, the holders of Series D, Series E and/or Series F Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series D, Series E or Series F Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series D, Series E or Series F Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series D, Series E or Series F. Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, each voting as a single class, we may not adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series D, Series E, Series F and Series G Convertible Preferred Shares in any material respect;

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series D, Series E and Series F Preferred Shares, respectively, each voting as a single class, we may not

•	issue any securities ranking pari passu with the Series D, Series E and Series F Preferred Shares if the cumulative dividends payable on outstanding Series D, Series E or Series F Preferred Shares, as applicable, are in arrears; or
•	create or issue any equity securities ranking senior to the Series D, Series E and Series F Preferred Shares.

On any matter described above in which the holders of the Series D, Series E, Series F and Series G Convertible Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series D, Series E, Series F and Series G Convertible Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

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

Table of Contents	88

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

Election or removal of directors. Under Bermuda law and our Bye-laws, directors are elected or appointed at the annual general meeting and serve until re-elected or re-appointed or until their successors are elected or appointed, unless they are earlier removed or resign. Our Bye-laws provide for a staggered board of directors, with one-third of the non-executive directors selected each year provided that managing directors are not subject to retirement by rotation and therefore may not be subject to re-election each year. Under Bermuda law and our Bye-laws, a director may be removed for cause at a special general meeting of shareholders specifically called for that purpose, provided the director is served with at least 14 days’ notice. The director has a right to be heard at that meeting. Any vacancy created by the removal of a director at a special or general meeting may be filled at that meeting by the election of another director in his or her place or, in the absence of any such election, by the board of directors. For these purposes “cause” means willful neglect, willful default, fraud or dishonesty.

Amendment of Memorandum of Association. Bermuda law provides that the Memorandum of Association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. Generally, our Bye-laws may be amended by the directors with the approval of a majority being not less than 75% of the votes of the shareholders in a general meeting. However, a super-majority vote is required for certain resolutions relating to the variation of class rights, the removal of directors for cause by shareholders, the approval of business combinations with certain ‘interested persons’ and for any alteration to the provisions of the Bye-laws relating to the staggered board, removal of directors and business combinations.

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

Table of Contents	89

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

Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination, is at least as great as the ratio of (iii) the highest per share price, (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;
•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;
•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;
•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any of our subsidiaries, directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and
•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

Table of Contents	90

For purposes of this provision, a “business combination” includes amalgamations, consolidations, exchanges, asset sales, leases and other transactions resulting in a financial benefit to the interested shareholder and an “interested person” is any person or entity that beneficially owns 15% or more of our voting shares and any person or entity affiliated with or controlling or controlled by that person or entity. “Continuing directors” means directors who have been elected before June 7, 2001 or designated as continuing directors by the majority of the then continuing directors.

Consequences of becoming an interested person.

Our Bye-laws provide that, at any time a person acquires or becomes the beneficial owner of 15% or more of our voting shares, which we refer to as the “threshold,” then, except as permitted by our bye-laws, the person will not be entitled to exercise voting rights for the number of common shares in excess of the threshold he holds or beneficially owns. This disability applies to any general meeting of our company as to which the record date or scheduled meeting date falls within a period of five years from the date such person acquired beneficial ownership of a number of common shares in excess of the threshold.

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

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PD”, “TNP-PE” and “TNP-PF”, respectively.

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

Table of Contents	91

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the share capital of Tsakos Energy Navigation Limited, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2021 is $19,605.

Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares or on any payments made on common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares who or which is:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions; or
•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source.

This summary deals only with common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	Dealers or traders in securities or currencies;
•	Financial institutions;
•	Insurance companies;
•	Tax-exempt entities;
•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

Table of Contents	92

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;
•	A person subject to United States federal alternative minimum tax;
•	A partnership or other entity classified as a partnership for United States federal income tax purposes;
•	United States holders that have a principal place of business or “tax home” outside the United States; or
•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code and regulations, administrative pronouncements and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your own tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either
•	More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or
•	Our common shares, Series C Preferred Shares (prior to their redemption on October 30, 2020), Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

We believe that each of Bermuda, Greece, Liberia, Malta, the Marshall Islands and Panama, the jurisdictions where we and our ship-owning subsidiaries are incorporated, grants an “equivalent exemption” to United States corporations. Therefore, we believe that

Table of Contents	93

we and each of our subsidiaries will be exempt from United States federal income taxation with respect to our U.S.-source shipping income if we satisfy either the 50% Ownership Test or the Publicly-Traded Test.

Table of Contents	94

Due to the widely-held nature of our stock, we will have difficulty satisfying the 50% Ownership Test. Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, our Series C Preferred Shares, prior to their redemption on October 30, 2020, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares, which are not listed on an exchange were our sole classes of our issued and outstanding shares in 2020, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2020 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares since their issuance on September 25, 2019, are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2020, as were our Series C Preferred Shares prior to the redemption of all such shares on October 30, 2020, we satisfied the listing requirement for 2020. We expect that we will continue to do so, with respect to our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, notwithstanding our outstanding Series G Convertible Preferred Shares which are not listed on an exchange, for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2020 (and so did our Series C Preferred Shares prior to the redemption of all Series C Preferred Shares on October 30, 2020) and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares and Series G Convertible Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in 2020 and we expect to be the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, which we refer to as the “5 Percent Override Rule.” For so long as the aggregate value of our common shares exceeds the aggregate value of our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, if our common shares meet the “regularly traded” test, our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares do not need to meet this test.

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares or, if our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares are then entitled to vote, our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes. Until such time, if any, as the Series D Preferred Shares, Series E Preferred Shares and Series F

Table of Contents	95

Preferred Shares are entitled to vote, because Schedule 13G and Schedule 13D filings are only required for voting stock, it could be difficult to determine 5% Stockholders of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2020. Therefore, we believe that we satisfied the Publicly-Traded Test for 2020. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

Table of Contents	96

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, the excess generally will be treated as capital gain.

Qualifying dividends received by individuals are eligible for taxation at capital gains rates (currently 20% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. Legislation has been previously proposed in the United States Congress which, if enacted in its proposed form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent (in the case of our common shares) or five percent (in the case of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares) of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Because we are not a United States corporation, a United States holder that is a corporation (or a United States entity taxable as a corporation) will not be entitled to claim a dividends received deduction with respect to any distributions paid by us.

Dividend income derived with respect to the common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above, investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

For foreign tax credit purposes, if at least 50 percent of our stock by voting power or by value is owned, directly, indirectly or by attribution, by United States persons, then, subject to the limitation described below, a portion of the dividends that we pay in each taxable year will be treated as U.S.-source income, depending in general upon the ratio for that taxable year of our U.S.-source

Table of Contents	97

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

Sale or exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

Table of Contents	98

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and (2) distributions on our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and gain realized on the sale of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares from a decedent generally will not receive a stepped-up basis in the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. Instead, the United States holder will have a tax basis in the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares equal to the lower of the fair market value of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and the decedent’s basis.

If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares will be treated as marketable stock for a calendar year if the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for that year, regardless of whether the United States holder actually sells the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

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

Table of Contents	99

basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “consequences of PFIC status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our shares.

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

Table of Contents	100

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2021, we had a notional amount of $545.0 million in hedging swaps. The annualized impact resulting from a 0.25%-point increase in interest rates based on the notional amount at December 31, 2020 would be an increase of approximately $1.4 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $3.8 million based on the outstanding amounts as of December 31, 2020 and the loans scheduled for amortization as of that date.

Table of Contents	101

The table below provides information about our financial instruments at December 31, 2020, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

	Balance as of Dec. 31, 2020	Expected Maturities(1)
		2021	2022	2023	2024	2025	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,509.8	235.1	175.1	262.1	295.3	210.7	331.5
Weighted Average Interest Rate	2.88%	2.05%	2.06%	2.14%	2.35%	2.58%	2.72%
	1,509.8	235.1	175.1	262.1	295.3	210.7	331.5
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed Notional Amount at December 31, 2020	560.1	56.2	55.9	79.4	166.6	78.5	123.5
Average Pay Rate	2.01%	2.01%	2.01%	1.95%	2.42%	2.90%	3.16%
Average Receive Rate	0.68%	0.18%	0.27%	0.44%	0.71%	0.88%	1.21%

(1)	These are the expected maturities based on the balances as of December 31, 2020.
(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on LIBOR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2020, the Company entered into six swap agreements and six put options and paid a premium of $1.2 million. During 2019, the Company entered into six swap agreements. On the basis of 252,000 MT of bunker fuel purchased in the spot market during 2020 every $1/MT increase in prices, decreases annual earnings and cash flow by $0.25 million.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2020, approximately 23% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2020 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Item 12.	Description of Securities Other than Equity Securities

Not Applicable.

Table of Contents	102

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2020, was effective.

Table of Contents	103

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2020, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-3 hereof.

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

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

Item 16C.	Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2020 and 2019.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2020 and 2019 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2020 and 2019 (in Euros) was €686,700 and €719,250 respectively.

Audit-Related Fees

Ernst & Young did not provide any other services that would be classified in this category during 2020 or 2019.

Tax Fees

Ernst & Young did not provide any other services that would be classified in this category during 2020 or 2019.

All Other Fees

Ernst & Young did not provide any other services that would be classified in this category during 2020 or 2019.

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

In 2020, the Company acquired 978,936 common shares for a total amount of $9.8 million, with the average purchase price of $9.53 per share and did not repurchase any preferred shares. The below table presents information about our common share repurchases through December 31, 2020. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
May 15 to 27, 2020	97,390	12.55	97,390	$48,777,755
June 1 to 29, 2020	316,143	12.11	413,533	$44,949,263
July 2 to 29, 2020	146,660	9.28	560,193	$43,588,258
August 4 to 10, 2020	50,010	8.71	610,203	$43,152,670
September 3 to 30, 2020	159,561	8.16	769,764	$41,850,652
October 1 to 30, 2020	130,592	7.86	900,356	$40,824,199
November 2 to 16, 2020	78,580	7.68	978,936	$40,220,705

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the New York Stock Exchange listing standards. However, during 2020 there were no significant differences between our corporate governance practices and the New York Stock Exchange standards applicable to listed U.S. companies.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Table of Contents	104

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the reports of our independent registered public accounting firm, beginning on page F-1, are filed as part of this annual report.

Item 19.	Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 001-31236).

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 1.1 to the Company’s Form 6-K filed with the SEC on July 7, 2020, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 24, 2015, and hereby incorporated by reference)

2.2	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

2.3	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

2.4	Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares of Tsakos Energy Navigation Limited, dated September 25, 2019 (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 27, 2019 and hereby incorporated by reference) and the Amendment thereto, dated October 8, 2020 (filed as Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on October 9, 2020 and hereby incorporated by reference)

2.5	Description of Securities (filed herewith)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

4.3	Share Purchase Agreement, dated as of September 23, 2019, by and among Tsakos Energy Navigation Limited, Shyris Shipping Company S.A. and AY Tank Limited, as purchaser (including forms of Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares, Shyris Shipping Statement of Designation of Series B Cumulative Redeemable Perpetual Preferred Shares, and Registration Rights Agreement) (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 23, 2019 and hereby incorporated by reference)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

Table of Contents	105

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 16, 2021

Table of Contents	106

 TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

F- 1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 16, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment of vessels (including right-of-use assets under operating leases)
Description of the matter

As of December 31, 2020, the carrying value of the Company’s vessels (including right of use assets under operating leases) was $2,682 million. As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel (or over the remaining lease term for assets held under operating leases) and compares it to the carrying value. Where the vessel’s carrying value, which includes drydocking costs, exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining certain assumptions in the undiscounted net operating cash flows, specifically the charter rates for non-contracted revenue days when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels (or over the remaining lease term for assets held under operating leases) which are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

F- 2

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external market and internal data, such as data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue dates. We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. Our procedures also included testing the completeness and accuracy of the data used within the forecasts. We also assessed the adequacy of the disclosures in Notes 1(i) and 4.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 16, 2021

F- 3

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income / (loss), other comprehensive income / (loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 16, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 16, 2021

F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2020 AND 2019

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 160,475	$ 184,835
Restricted cash	11,296	12,935
Margin deposits (Note 14)	6,153	—
Accounts receivable, net (Note 1(f))	25,273	40,342
Capitalized voyage expenses	1,601	505
Due from related parties (Note 2)	20,786	20,113
Advances and other	18,019	23,282
Vessels held for sale (Note 1(j))	54,000	100,277
Inventories	21,813	13,032
Prepaid insurance and other	1,416	895
Current portion of financial instruments—Fair value (Note 14)	642	798

Total current assets	321,474	397,014

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	—	287
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	67,110	21,428
LONG-TERM RECEIVABLE (Note 4)	27,294	13,000
FIXED ASSETS (Note 4)
Advances for vessels under construction	49,030	61,475
Vessels	3,618,309	3,610,590
Accumulated depreciation	(1,003,197)	(977,339)

Vessels’ Net Book Value	2,615,112	2,633,251

Total fixed assets	2,664,142	2,694,726

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	32,255	27,648

Total assets	$ 3,112,275	$ 3,154,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$ 232,428	$ 235,513
Payables	55,291	36,611
Due to related parties (Note 2)	4,003	7,702
Accrued liabilities	40,551	50,873
Unearned revenue	12,623	12,067
Current portion of obligations under operating leases (Note 4)	20,976	7,534
Current portion of financial liability	905	—
Current portion of financial instruments—Fair value (Note 14)	15,263	3,900

Total current liabilities	382,040	354,200

LONG-TERM DEBT, net of current portion (Note 6)	1,267,929	1,298,783
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	46,134	13,894
FINANCIAL LIABILITY, net of current portion	4,243	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	30,111	14,907
STOCKHOLDERS’ EQUITY
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2020 and 2,000,000 Series C Preferred Shares, 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,625,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2019	16,640	18,650
Common shares, $ 5.00 par value; 35,000,000 shares authorized at December 31, 2020 and December 31, 2019; 19,194,615 shares issued and 18,215,679 shares issued and outstanding at December 31, 2020 and 19,015,721 shares issued and outstanding December 31, 2019, respectively	95,973	95,079
Additional paid-in capital	949,090	992,020
Cost of treasury stock	(9,834)	—
Accumulated other comprehensive loss	(36,994)	(18,353)
Retained earnings	338,800	364,000

Total Tsakos Energy Navigation Limited stockholders’ equity	1,353,675	1,451,396
Non-controlling interest	28,143	20,923

Total stockholders’ equity	1,381,818	1,472,319

Total liabilities and stockholders’ equity	$ 3,112,275	$ 3,154,103

The accompanying notes are an integral part of the consolidated financial statements.

F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2020	2019	2018
VOYAGE REVENUES:	$ 644,135	$ 597,452	$ 529,879
EXPENSES:
Voyage expenses	145,267	125,802	125,350
Charter hire expense	21,602	10,822	10,822
Vessel operating expenses	179,205	180,233	181,693
Depreciation and amortization	137,100	139,424	146,798
General and administrative expenses	29,040	27,696	27,032
Loss on sale of vessels (Note 4)	6,451	—	364
Impairment charges (Note 3, 4)	28,776	27,613	65,965

Total expenses	547,441	511,590	558,024

Operating income (loss)	96,694	85,862	(28,145)

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(70,579)	(74,723)	(76,809)
Interest income	1,071	3,694	2,507
Other, net	36	(825)	1,405

Total other expenses, net	(69,472)	(71,854)	(72,897)

Net income (loss)	27,222	14,008	(101,042)
Less: Net (income) loss attributable to the non-controlling interest	(3,220)	1,118	1,839

Net income (loss) attributable to Tsakos Energy Navigation Limited	$ 24,002	$ 15,126	$ (99,203)

Effect of preferred dividends (Note 10)	(36,579)	(40,400)	(33,763)
Deemed dividend on Series B Preferred Shares (Note 10)	—	(2,750)	—
Deemed dividend on Series C Preferred Shares (Note 10)	(2,493)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	(15,070)	(28,024)	(132,966)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$ (0.80)	$ (1.58)	$ (7.63)

Weighted average number of shares, basic and diluted	18,768,599	17,751,585	17,422,327

The accompanying notes are an integral part of these consolidated financial statements.

F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	2020	2019	2018
Net income (loss)	$ 27,222	$ 14,008	$ (101,042)

Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized loss on interest rate swaps, net	(18,641)	(9,693)	(3,355)

Comprehensive income (loss)	8,581	4,315	(104,397)

Less: comprehensive (income) loss attributable to the non-controlling interest	(3,220)	1,118	1,839

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$ 5,361	$ 5,433	$ (102,558)

The accompanying notes are an integral part of these consolidated financial statements.

F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars—except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2017	$ 12,025	$ 87,339	$ 857,998	1,019,069	(5,736)	$ 547,937	$ (5,305)	$ 1,494,258	$ 13,880	$ 1,508,138
Adoption of new accounting standard						(1,311)		(1,311)		(1,311)
Net Loss	-	-				(99,203)		(99,203)	(1,839)	(101,042)
Issuance of 9.50% Series F Preferred Shares	6,000		138,280					144,280		144,280
Sale of Common Shares		266	555	(1,019,069)	5,736	(2,046)		4,511		4,511
Cash dividends paid ($0.25 per common share)						(13,096)		(13,096)		(13,096)
Dividends paid on Series B preferred shares						(4,000)		(4,000)		(4,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(4,781)		(4,781)		(4,781)
Other comprehensive loss							(3,355)	(3,355)		(3,355)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2018	$ 18,025	$ 87,605	$ 996,833	0	0	$ 400,933	$ (8,660)	$ 1,494,736	$ 12,041	$ 1,506,777
Net income (loss)	-	-				15,126		15,126	(1,118)	14,008
Issuance of Series G Convertible Preferred Shares	3,500		30,484					33,984		33,984
Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)
Sale of Common Shares		4,557	11,995	-	-			16,552		16,552
Capital contribution from non-controlling interest									10,000	10,000
Cash dividends paid ($0.25 per common share)						(8,907)		(8,907)		(8,907)
Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(3,000)		(3,000)		(3,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,639)		(10,639)		(10,639)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible Preferred Shares						(583)		(583)		(583)
Other comprehensive loss							(9,693)	(9,693)		(9,693)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2019	$ 18,650	$ 95,079	$ 992,020	0	0	$ 364,000	$ (18,353)	$ 1,451,396	$ 20,923	$ 1,472,319
Net income (loss)	-	-				24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treasury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non-controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)

BALANCE December 31, 2020	16,640	95,973	949,090	978,936	$ (9,834)	338,800	(36,994)	1,353,675	28,143	$ 1,381,818

 The accompanying notes are an integral part of these consolidated financial statements.

F- 8

 TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

(Expressed in thousands of U.S. Dollars)

	2020	2019	2018
Cash Flows from Operating Activities:
Net income (loss)	$ 27,222	$ 14,008	$ (101,042)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	127,278	128,783	137,023
Amortization of deferred dry-docking costs	9,822	10,641	9,775
Amortization of loan costs	3,782	4,822	3,992
Interest expense on long term receivable, net	1,932	—	—
Change in fair value of derivative instruments	8,121	(820)	10,295
Loss on sale of vessels	6,451	—	364
Impairment charges	28,776	27,613	65,965
Payments for dry-docking	(16,291)	(12,871)	(14,869)
(Increase) Decrease in:
Receivables, net	19,659	(9,056)	(15,995)
Margin deposits	(6,153)	—	—
Inventories	(8,781)	7,356	(4,095)
Prepaid insurance and other	(521)	178	504
Capitalized voyage expenses	(1,096)	112	20
Increase (Decrease) in:
Payables	14,981	2,415	(12,460)
Accrued liabilities	(10,322)	5,108	2,072
Unearned revenue	556	6,060	(7,604)

Net Cash provided by Operating Activities	205,416	184,349	73,945

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(39,671)	(55,988)	(16,161)
Vessel acquisitions and/or improvements	(148,569)	(46,217)	(1,154)
Proceeds from sale of vessels	93,627	—	17,136

Net Cash used in Investing Activities	(94,613)	(102,205)	(179)

Cash Flows from Financing Activities:
Proceeds from long-term debt	348,903	494,368	352,872
Financing costs	(2,964)	(3,556)	(4,300)
Payments of long-term debt	(383,660)	(556,939)	(508,832)
Sale of treasury stock, net	—	—	4,511
Purchase of treasury stock	(9,834)	—	—
Redemption of Series B preferred shares	—	(50,000)	—
Redemption of Series C preferred shares	(50,000)	—	—
Proceeds from stock issuance program, net	3,461	16,552	—
Proceeds from preferred stock issuance, net	—	33,984	144,280
Cash dividends	(46,708)	(49,309)	(44,444)
Capital contribution from non-controlling interest to subsidiary	4,000	10,000	—

Net Cash used in Financing Activities	(136,802)	(104,900)	(55,913)

Net (decrease) increase in cash and cash equivalents and restricted cash	(25,999)	(22,756)	17,853
Cash and cash equivalents and restricted cash at beginning of period	197,770	220,526	202,673

Cash and cash equivalents and restricted cash at end of period	$ 171,771	$ 197,770	$ 220,526

Interest paid
Cash paid for interest, net of amounts capitalized	$ 53,813	$ 70,755	$ 67,922
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	160,475	184,835	204,763
Restricted cash	11,296	12,935	15,763
Total Cash and cash equivalents and restricted cash	171,771	197,770	220,526

The accompanying notes are an integral part of these consolidated financial statements.

F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2020, 2019 AND 2018

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

The Company owns and operates a fleet of crude oil and product carriers including five vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of its common shares. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and demand for oil which may have a negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for seaborne transportation of oil and oil products which began in the second half of 2020 and any continued decline in demand for seaborne transportation of LNG, and in turn charter rates, the extent of which will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

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

(f) Accounts Receivable, Net and Credit Losses Accounting: Accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of an allowance for doubtful accounts ($ nil as of December 31, 2019). Accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2020, the Company has no write offs ($3,218 during 2019) of accounts receivable, deemed uncollectible.

F- 10

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as Bad debt provisions in the Consolidated Statements of Comprehensive Income (Loss).

The adoption of ASC 326 primarily impacted trade receivables recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of receivables arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of receivables arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore be assessed for expected credit losses. No additional allowance was warranted for the year ended December 31, 2020.

No allowance was recorded on insurance claims as of January 1, 2020 and December 31, 2020, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

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

(i) Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2020, 2019 and 2018, indicated an impairment charge of $ 0, $18,661 and $65,965, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2020, indicated no impairment charge.

F- 11

(j) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2020, the Company considered that the suezmax tankers, Arctic and Antarctic met the criteria to be classified as held for sale and are expected to be sold within a year. An impairment charge of $15,326 was recognized in 2020. During 2020, the Company decided to replace the aframax tanker Izumo Princess, which was classified as held for sale as at December 31, 2019, with the aframax tanker Sakura Princess (Note 4). The carrying amount of the aframax tanker Izumo Princess was written down to $22,750 consisting of the lower of its carrying amount, adjusted for any depreciation that would have been recognized had the vessel been continuously classified as held and used and its fair value. As of June 30, 2020, the aframax tanker Sakura Princess was classified as held for sale and its carrying amount was written down to $22,750, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. The impairment charge of $13,450 was recognized for the two aframax tankers Izumo Princess and Sakura Princess in 2020. The Company sold the aframax tanker Sakura Princess during 2020 (Note 4). At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale. An impairment charge of $7,952 was recognized in 2019. There was no impairment charge for vessels previously classified as held for sale in 2018.

(k) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

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

Sale and Leaseback Transactions: The Company has entered into five sale and leaseback transactions accounted for as operating leases (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement (Note 4). The right-of-use asset is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use asset (Note 1(k)).

F- 12

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

Voyage charters and contracts of affreightment: Voyage charters, are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $259,015, $215,197 and $184,779 for the years ended December 31, 2020, 2019 and 2018, respectively. At December 31, 2020 and 2019, receivables from voyage charters and contracts of affreightment amounted to $21,268 and $26,222 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time charters and Bareboat revenues: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter. Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

The charterer may charter the vessel with or without the owner’s crew and other operating services (time and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements.

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

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed. Revenues from time and bareboat charter hire arrangements amounted to $385,120, $382,255 and $345,100 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

F- 13

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates.

Customers’ concentration: Voyage revenues for 2020, 2019 and 2018 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2020	2019	2018
A	12%	13%	15%
B	9%	11%	10%
C	9%	10%	10%

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

F- 14

 In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820)—Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”, which improves the effectiveness of fair value measurement disclosures. In particular, the amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in FASB Concepts Statement, Conceptual Framework for Financial Reporting—Chapter 8: Notes to Financial Statements, including the consideration of costs and benefits. The amendments in the Update apply to all entities that are required under existing U.S. GAAP to make disclosures about recurring and non-recurring fair value measurements. ASU 2018-13 is effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2019. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted upon issuance of this Update. An entity is permitted to early adopt any removed or modified disclosures upon issuance of this Update and delay adoption of the additional disclosures until their effective date. The adoption of this new accounting guidance did not have a material effect on the Company’s consolidated financial statements and related disclosures.

(r) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As a result, there was no impact in the Company’s results of operations, financial position, cash flows or disclosures.

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

New Accounting Pronouncements—Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, “Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848)”, which is intended to provide temporary optional expedients and exceptions to U.S. GAAP guidance on contracts, hedge accounting and other transactions affected by the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-10 can be adopted as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures. As of December 31, 2020, the Company has not yet elected any optional expedients provided in the standard.

F- 15

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. The ASU reduces the number of accounting models for convertible debt instruments by eliminating the cash conversion model. As compared with current U.S. GAAP, more convertible debt instruments will be reported as a single liability instrument and the interest rate of more convertible debt instruments will be closer to the coupon interest rate. The ASU also aligns the consistency of diluted Earnings Per Share ("EPS") calculations for convertible instruments by requiring that (1) an entity use the if-converted method and (2) share settlement be included in the diluted EPS calculation for both convertible instruments and equity contracts when those contracts include an option of cash settlement or share settlement. The ASU is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The FASB has specified that an entity should adopt the guidance as of the beginning of its annual fiscal year. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2020, 2019 and 2018, the monthly fees for operating conventional vessels were $27.5 apart from the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I and the VLCC Millennium until April 11, 2018, the date of vessel’s sale, which are managed by a third-party manager. Monthly fees for third-party managed vessels amounted to $27.7 for 2020 and $27.5 for both 2019 and 2018. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.3 for 2020 and $36.9 for both 2019 and 2018. The Management Company, for services rendered, charged $20,271, $20,147 and $20,169 for 2020, 2019 and 2018, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. In 2020, 2019 and 2018, an award of $1,500, $500 and $200, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, special awards of $1,500 and $750 were paid to the Management Company in relation to newbuilding program in 2020 and capital raising offerings in 2018, respectively. These awards have been included as an additional newbuilding cost in 2020 and a deduction of additional paid-in capital in 2018, in the accompanying consolidated financial statements, respectively.

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

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2020, are $20,912 for 2021, $21,186 for 2022, $20,790 for each of the years 2023 and 2024, $20,329 for 2025 and $97,175 from 2026 to 2030.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2020, 2019 and 2018. These fees in total amounted to $740, $850 and $245 for 2020, 2019 and 2018, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

At December 31, 2020, the amount due from the Management Company was $93 ($197 due to the Management Company at December 31, 2019).

F- 16

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

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $1,327, $2,038 and $2,389 for 2020, 2019 and 2018, respectively.

At December 31, 2020, the amount due from TCM was $20,693 ($20,113 at December 31, 2019), relating to vessel operating expenses to be incurred in the following month.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. In 2019 there were no such sale and purchase charges. In 2018, the VLCC tanker Millennium was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, which was 0.5% of the sale price of the vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. In 2019 and 2018, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $8,060, $7,405 and $6,580 for 2020, 2019 and 2018, respectively. At December 31, 2020, the amount due to Tsakos Shipping was $1,376 ($1,386 at December 31, 2019). There is also at December 31, 2020, an amount of $317 ($350 at December 31, 2019) due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $9,480, $9,519 and $9,799 for 2020, 2019 and 2018, respectively. At December 31, 2020, the amount due to Argosy was $2,190 ($5,705 at December 31, 2019). There is also at December 31, 2020, an amount of $1 ($18 at December 31, 2019) due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $4,380, $5,617, and $5,345 for 2020, 2019 and 2018, respectively.

At December 31, 2020, the amount due to AirMania was $437 ($420 at December 31, 2019).

3. Long-term Investments

At December 31, 2020 and 2019, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment was fully impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying 2019 Consolidated Statements of Comprehensive Income (Loss). No income was received from this investment during 2020, 2019 and 2018.

F- 17

4. Vessels

Acquisitions

On January 7, 2020, September 21, 2020 and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate of $197,845. On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980.

Sales

In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451 The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

There were no vessel sales in 2019.

Sale and Leaseback

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

At December 31, 2020 and 2019, the Company has assessed the recoverability of the seller’s credits and there was no indication of impairment.

As at December 31, 2020, the Company recognized on its consolidated balance sheet a right-of-use asset of $14,479 for the aframax tanker Sakura Princess, $37,329 for the two suezmaxes Archangel and Alaska and $15,302 for the two suezmaxes, Eurochampion 2004 and Euronike, respectively, based on the present value of the future minimum lease payments and a corresponding obligation under operating leases for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

The incremental borrowing rate used to determine the right-of-use asset and the obligations under operating leases was 5.45% for the sale and leaseback agreement each of the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the sale and leaseback agreement each of the two suezmaxes, Archangel and Alaska and 3.15% for the sale and leaseback agreement of the aframax, Sakura Princess and the respective weighted average remaining lease term was 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020 and 2.98 years December 31, 2019. As at December 31, 2020 and 2019, both the right-of use asset and the corresponding obligation under operating leases were $67,110 (current portion $20,976 and non-current portion $46,134) and $21,428 (current portion $7,534 and non-current portion $13,894), respectively.

F- 18

Year	Lease Commitment
2021	$ 23,942
2022	23,908
2023	14,904
2024	14,904
2025	4,248

Minimum net lease payments	$ 81,906
Less: Present value discount	(9,648)

Total Obligations under operating leases and Financial liability (current and non-current portion)	$ 72,258

The Company has subleased all five vessels and has recognized sublease revenue, net of voyage expenses of $29,355, $15,408 and $11,599 for the years ended December 31, 2020, 2019 and 2018, respectively.

Impairment

As of December 31, 2020, the Company reviewed the carrying amount in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for two of the Company’s vessels classified as held for sale (Note 1(j)); Arctic and Antarctic. Consequently, the carrying value of two vessels totaling $69,326 was written down to $54,000 based on the lower of the carrying amounts and Level 1 inputs indicative of the vessels’ sales prices less cost to sell. The resulting impairment charge was $15,326. During 2020, the Company impaired two of its aframax tankers Izumo Princess and Sakura Princess for a total charge of $13,450 (Note 1j). In 2019, there was an impairment charge of $26,613 relating to Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska. In 2018, there was an impairment charge of $65,965 relating to Silia T, Byzantion, Bosporos, Selini and Salamina plus an advance for a construction later abandoned. Impairment charges are being reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,021 and $27,648 at December 31, 2020 and 2019, respectively. Leasehold improvements for the two suezmaxes Eurochampion 2004 and Euronike amounted to $5,234 at December 31, 2020. Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

6. Long –Term Debt

Facility	2020	2019
Term Bank Loans	1,509,794	1,544,551
Less loan costs, net	(9,437)	(10,255)
Total long-term debt	1,500,357	1,534,296
Less current portion of debt	(235,082)	(238,351)
Add deferred finance costs, current portion	2,654	2,838

Total long-term portion, net of current portion and deferred finance costs	1,267,929	1,298,783

Term loan balances outstanding at December 31, 2020, amounted to $1,509,794. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between August 2021 and November 2030. Interest rates on the outstanding loans as at December 31, 2020, are based on London interbank offered rate (“LIBOR”) plus a spread.

On January 9, 2020, the Company prepaid the amount of $26,815 to lenders due to sale of the two suezmax tankers, Archangel and Alaska.

On February 3, 2020, the Company prepaid the amount of $10,660 to lenders due to sale of its suezmax tanker Silia T.

F- 19

On March 19, 2020, the Company signed a new five-year loan agreement amounting to $16,800 to refinance the existing loan of two vessels, the handysize Byzantion and Bosporos. On April 14 and April 16, 2020, the Company prepaid the amount of $17,558 and drew down the amount of $16,380, respectively. The new loan is repayable in ten semi-annual installments of $1,365, commencing six months after the drawdown date, plus a balloon of $2,730 payable together with the last installment.

On March 20, 2020, the Company signed a new four and a half-year amended agreement on the loan dated May 31, 2019, for $2,438 top-up tranche to existing loan for the financing of four vessels, the panamax tankers, Maya, Inca, Selini and Salamina. The top-up tranche was drawn on April 14, 2020 and is repayable in nine semi-annual installments of $146 and $75 commencing on May 29, 2020 and June 15, 2020, plus a balloon of $449 payable together with the last installment.

On March 25, 2020, the Company signed a new five-year loan agreement amounting to $40,000 to refinance the existing loan of its aframax tanker, Marathon TS. The amount of $39,800 was drawn on March 27, 2020 and the amount of $31,890 was prepaid on the same date. The new loan is repayable in ten semi-annual installments of $1,244, commencing six months after the drawdown date, plus a balloon of $27,360 payable together with the last installment.

On April 3, 2020, the Company signed an amended agreement on the loan dated August 22, 2014, for a $3,789 top-up tranche to the existing loan for the financing of its aframax tanker Stavanger TS. The related amount was drawn on April 15, 2020 and is repayable in nine semi-annual installments of $324 commencing nine months after the drawdown date, plus a balloon of $873  payable together with the last installment.

On June 23, 2020, the Company prepaid the amount of $6,238 to lenders due to sale of the handysize tanker Didimon.

On July 31, 2020, the Company signed a new six-year loan agreement amounting to $37,500 to refinance the existing loan of its aframax tanker Bergen TS. On August 6, 2020, the Company drew down $37,125 and prepaid the amount of $34,031 on the same date. The new loan is repayable in twelve semi-annual installments of $1,326, commencing six months after the drawdown date, plus a balloon of $21,213 payable together with the last installment.

On July 17, 2020, the Company signed a new two-year loan agreement amounting to $27,750 relating to the pre-delivery partial financing of the LNG carrier under construction Hull 3157. On September 24, 2020, an amount of $13,875 was drawn down to partly finance the third yard installment. The loan is repayable in a single bullet payment upon the delivery of the vessel which is expected towards the end of 2021.

On September 9, 2020, the Company signed a new five-year loan agreement amounting to $47,000 to refinance two existing loans for the panamax tanker, Andes and for the two aframax tankers Izumo Princess, Asahi Princess and the handysize tanker Aegeas. On September 16 and 17, 2020, the Company drew down the amount of $45,500 and prepaid the total amount of $29,169 on September 17, 2020. The new loan is repayable in ten semi-annual installments of $4,550, commencing six months after the drawdown date.

On November 13, 2020, the Company signed a new five-year loan agreement amounting to $70,000 to refinance the existing loan for the aframax tanker Sapporo Princess, the two panama tankers Socrates, Selecao and a part of the existing loan for the two panamax tankers World Harmony and Chantal. On November 16, 2020, the Company drew down the amount of $67,305 and prepaid the amount of $56,305 on November 17, 2020. The new loan is repayable in ten semi-annual installments of $5,608, commencing six months after the drawdown date, plus a balloon of $11,225 payable together with the last installment.

On January 15, 2021, the Company signed a new five-year and three-months loan agreement amounting to $44,500 to refinance the existing loan for the aframax tankers Maria Princess, Nippon Princess, and Ise Princess. On January 22, 2021, the Company drew down $44,500 and prepaid the total amount of $36,488. The new loan is repayable in ten semi-annual installments of $4,045.5, commencing three months after the drawdown date plus a last installment of $4,045.

On December 21, 2020, the Company prepaid the amount of $10,217 to lenders due to sale of its aframax tanker Sakura Princess.

At December 31, 2020, interest rates on the term bank loans ranged from 1.70% to 2.73%.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Year ended December 31, 2020	2.88%
Year ended December 31, 2019	4.41%

Year ended December 31, 2018	4.21%

F- 20

Loan movements for credit facilities and term loans throughout 2020:

Loan	Origination Date	Original Amount	Balance at January 1, 2020	New Loans	Prepaid	Repaid	Balance at December 31, 2020
12-year term loan	2009	40,000	16,250	—	13,750	2,500	—
8-year term loan	2011	73,600	67,266	—	—	6,406	60,860
6-year term loan	2014	193,239	33,394	—	—	2,473	30,921
6-year term loan	2014	78,744	68,256	—	65,921	2,335	—
8-year term loan	2014	39,954	34,960	3,789	—	1,249	37,500
5-year term loan	2015	35,190	29,325	—	—	1,955	27,370
7-year term loan	2015	35,190	28,592	—	—	2,199	26,393
7-year term loan	2015	39,900	25,391	—	—	3,627	21,764
5-year term loan	2015	82,775	46,561	—	37,922	8,639	—
6-year term loan	2015	46,217	27,729	—	23,109	4,620	—
7-year term loan	2015	44,800	33,600	—	—	3,200	30,400
12-year term loan	2016	309,824	230,932	—	—	21,502	209,430
71/2-year term loan	2017	85,000	73,667	—	—	5,667	68,000
4-year term loan	2017	122,500	76,720	—	71,964	4,756	—
6-year term loan	2018	80,000	68,765	—	—	7,490	61,275
5-year term loan	2018	180,000	127,892	—	—	23,122	104,770
5-year term loan	2018	44,000	39,300	—	10,217	4,700	24,383
5-year term loan	2018	48,650	42,569	—	—	6,081	36,488
8-year term loan	2018	82,752	56,892	25,860	—	3,448	79,304
5-year term loan	2018	62,500	59,500	—	—	6,000	53,500
6-year term loan	2019	88,150	69,520	—	—	8,716	60,804
5-year term loan	2019	38,250	35,063	2,438	—	6,819	30,682
4-year term loan	2019	26,000	26,000	—	—	5,200	20,800
7-year term loan	2019	56,352	6,979	49,373	—	—	56,352
4.5-year term loan	2019	54,387	6,733	47,458	—	—	54,191
7-year term loan	2019	72,000	72,000	—	—	4,800	67,200
5-year term loan	2019	71,036	69,695	—	—	5,082	64,613
5-year term loan	2019	36,000	36,000	—	—	2,400	33,600
5-year term loan	2019	35,000	35,000	—	—	3,182	31,818
5-year term loan	2020	16,800	—	16,380	—	1,365	15,015
2-year term loan	2020	27,750	—	13,875	—	—	13,875
5-year term loan	2020	70,000	—	67,305	—	—	67,305
5-year term loan	2020	40,000	—	39,800	—	1,244	38,556
6-year term loan	2020	37,500	—	37,125	—	—	37,125
5-year term loan	2020	47,000	—	45,500	—	—	45,500

Total			1,544,551	348,903	222,883	160,777	1,509,794

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the holding company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $111,969 at December 31, 2020 and $104,979 at December 31, 2019, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,600. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2020, the Company and its wholly owned subsidiaries had thirty loan agreements, totaling $1,509,794. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2020.

F- 21

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditures on dry-dockings and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2020, are as follows:

Year	Amount
2021	235,082
2022	175,061
2023	262,174
2024	295,271
2025	210,743
2026 and thereafter	331,463

Total	1,509,794

7. Interest and Finance Costs, net

	2020	2019	2018
Interest expense	50,611	69,980	72,191
Less: Interest capitalized	(996)	(1,018)	(252)

Interest expense, net	49,615	68,962	71,939
Interest swaps termination cash settlements non-hedging	—	—	(477)
Bunker swap, put and call options cash settlements	7,568	1,469	(9,857)
Bunker put options premium	1,246	—	—
Amortization of loan costs	3,782	4,822	3,992
Bank charges	277	240	405
Discount of long-term receivables	2,435	—	—
Change in fair value of non-hedging financial instruments	5,656	(770)	10,807

Net total	70,579	74,723	76,809

At December 31, 2020, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $560,059, maturing from April 2023 through October 2027, on which it pays fixed rates averaging 1.87% and receives floating rates based on the six-month LIBOR (Note 14).

The interest rate swap agreements are designated and qualified as cash flow hedges, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of December 31, 2020 and 2019, in aggregate amounted to $36,183 (negative) and $14,832 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2020, that is expected to be reclassified into earnings within the next twelve months is $8,450.

At December 31, 2019, the Company held one interest rate swap that did not meet hedge accounting criteria, which was expired on July 7, 2020. At December 31, 2020, the Company did not have non-hedging interest rate swaps. During 2018, the Company discontinued as a cash flow hedge, one hedging interest rate swap, associated with a secured term loan facility, which was part of the refinancing of debt approaching maturity relating to the vessels Euro and Sakura Princess. Upon completion of the refinancing on December 20, 2018, the hedge no longer met the criteria for hedge accounting as it was no longer highly effective, and it was determined by management that the future cash flows associated with the repayment of the new financing were not probable of occurring. The fair value of the non-hedging swap as of December 31, 2019 amounted to $187 (negative). As such, the changes in its fair value during 2020 and 2019 amounting to $187 (positive) and $(149) (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

F- 22

During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. The fair values of those put option agreements amounted to $207 (positive) as at December 31,2020.

At December 31, 2019, the Company held one call option agreement in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels which expired at December 31, 2020. The value of the call option at December 31, 2019 was $147 (positive). The changes in the fair value during 2020 and 2019 amounting to $(146) (negative) and $(203) (negative), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table. In November 2018, the Company entered into two call option agreements, with an exercise date in 2019 and through 2020, for a total premium of $1,602.

During 2020 and 2019, the Company held eighteen and twenty-five bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2020 and 2019 was $(8,755) (negative) and $(2,850) (negative), respectively. The change in the fair values as of December 31, 2020 and December 31, 2019, was $(5,904) (negative) and $1,122 (positive), respectively.

During 2016, the Company entered into three bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by the vessel Ulysses. In November 2018, the Company entered into early termination agreements of the three bunker swap agreements with expiring dates September 2019 and October 2019. Total cash received from those swaps’ terminations amounted to $1,470. The change in their fair value during 2018 was $(3,264) (negative).

In 2020, the Company recognized a discount on its lease liability (Note 4) amounting to $2,435. No discount was recognized in 2019 and 2018.

8. Stockholders’ Equity

In 2020, the Company issued 172,227 common shares for net proceeds of $3,461. In 2019, the Company issued 911,459 common shares for net proceeds of $16,552. In 2018, the Company sold 203,814 common shares from its treasury stock and issued 53,199 common shares for net proceeds of $4,511.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

In 2020, the Company acquired as treasury stock 978,936 common shares for a total amount of $9,834 and did not purchase any preferred shares. No common or preferred share repurchases were made by the Company in 2019, 2018 or 2017.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. The par value of each common share was adjusted from $1.00 per common share to $5.00 per common share. The reverse share split affected all common shares and reduced the number of authorized common shares from 175,000,000 to 35,000,000 and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108 as of July 1, 2020. No fractional shares were issued in connection with the reverse split. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On October 30, 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.5547 per share, declared on September 30, 2020. The difference between the carrying value and the fair value of the Series C Preferred Shares, amounting to $2,493, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2020 (Note 10).

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

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s common shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding, unless a 61-day notice is delivered to the Company.

F- 23

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company may also redeem in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels. The Company did not exercise the redemption option as of December 31, 2020.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020 the redemption call option expired unexercised.

On December 23, 2019 and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

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

On February 1, 2021, or, if earlier, the delivery date of the last of the Company’s newbuilding conventional tankers Mediterranean Voyager, Caribbean Voyager, Apollo Voyager and Artemis Voyager (the “Redemption Date”), subject to certain limitations, outstanding Series G Convertible Preferred Shares having a redemption price of up to $35,000 will be mandatorily exchanged for preferred shares (the “Shyris Shipping Preferred Shares”) to be issued by the subsidiary of the Company that will own such crude oil tankers after receipt of requisite approvals (Shyris Shipping). The redemption price at which the Series G Convertible Preferred Shares will be exchanged will be the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. To the extent certain limitations result in less than $35,000 of Shyris Shipping Preferred Shares being issued on the Redemption Date, Series G Convertible Preferred Shares with an aggregate redemption price equal to such shortfall will remain subject to redemption prior to the fifth anniversary of the share purchase agreement. After such time, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate or be redeemed for Shyris Shipping Preferred Shares. Any other Series G Convertible Preferred Shares not exchanged for Shyris Shipping Preferred Shares on the Redemption Date will automatically convert on such date into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). The Series G Convertible Preferred Shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. On October 8, 2020, the Company, with the consent of the sole holder of the Series G Convertible Preferred Shares, amended the Certificate of Designations, whereby the Redemption Date was set at February 1, 2021.

On February 1, 2021, the Company redeemed 1,798,651 Series G Redeemable Convertible Perpetual Preferred Shares in exchange for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A., par value $0.001 per share, each with a liquidation preference of $10.00 per share, representing the full mandatory redemption price of $10.56 per Series G Convertible Preferred Share ($19,000,000 in the aggregate) payable for the number of Series G Convertible Preferred Shares.

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

9. Accumulated other comprehensive loss

In 2020, Accumulated other comprehensive loss increased to $36,994 ($18,353 in 2019) mainly due to unrealized losses from hedging financial instruments of $18,641 (losses of $9,693 and $3,355 in 2019 and 2018, respectively).

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

F- 24

The following table sets forth the computation of basic and diluted net loss per share:

Numerator	2020	2019	2018
Net income (loss) attributable to Tsakos Energy Navigation Limited	$ 24,002	$ 15,126	$ (99,203)
Preferred share dividends, Series B	—	(3,000)	(4,000)
Preferred share dividends, Series C	(3,328)	(4,438)	(4,438)
Preferred share dividends, Series D	(7,492)	(7,492)	(7,492)
Preferred share dividends, Series E	(10,637)	(10,637)	(10,637)
Preferred share dividends, Series F	(14,250)	(14,250)	(7,196)
Preferred share dividends, convertible Series G	(872)	(583)	—
Deemed dividend on Series B preferred shares	—	(2,750)	—
Deemed dividend on Series C preferred shares	(2,493)	—	—
Net loss attributable to common stockholders	(15,070)	(28,024)	(132,966)

Denominator
Weighted average common shares outstanding	18,768,599	17,751,585	17,422,327

Basic and diluted loss per common share	$ (0.80)	$ (1.58)	$ (7.63)

For purposes of this calculation, potential redeemable convertible preferred shares of 1,743,607 and 620,091 for the year ended December 31, 2020 and December 31, 2019, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

11. Non-controlling Interest in Subsidiary

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya and Inca, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.6% of the Company’s 2020 revenue (6.2% in 2019 and 7.5% in 2018) was generated by Flopec.

In April 2020, Mare Success S.A. increased its paid-in-capital by $8,163 of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. This transaction did not affect vessels’ carrying values on a consolidated basis.

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

12. Commitments and Contingencies

As at December 31, 2020, the Company had under construction one shuttle tanker and one LNG carrier.

The total contracted amount remaining to be paid for the two vessels under construction plus the extra costs agreed as at December 31, 2020, were $237,436. The amount of $172,110 is due to be paid in 2021 and the amount of $65,326 in 2022.

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

F- 25

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners.  In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2020, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2021	$ 239,257
2022	181,234
2023	144,072
2024	114,125
2025 to 2028	209,866

Minimum charter revenues	$ 888,554

These amounts do not assume any off-hire.

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

14. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and credit facilities as described in Notes 6 and 7.
(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable long-term receivable and derivatives.

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

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade receivables, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

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

F- 26

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2020 and 2019, are as follows:

	2020		2019
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	160,475	160,475	184,835	184,835
Restricted cash	11,296	11,296	12,935	12,935
Margin deposits	6,153	6,153	—	—
Long-term receivables	27,294	27,294	13,000	13,000
Financial liability	(5,148)	(5,148)	—	—
Debt	(1,509,794)	(1,509,794)	(1,544,551)	(1,544,551)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2020, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $6,153, ($nil as of December 31, 2019), which is recorded within margin deposits in the Consolidated Balance Sheets.

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

		Asset Derivatives		Liability Derivatives
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	—	131	11,095	3,024

	Financial instruments—Fair Value, net of current portion	—	260	25,088	12,199

Subtotal		—	391	36,183	15,223

		Asset Derivatives		Liability Derivatives
		December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Interest rate swaps	Current portion of financial instruments— Fair value	—	—	—	121

	Financial instruments—Fair Value, net of current portion	—	—	—	66

Bunker swaps	Current portion of financial instruments—Fair value	255	520	3,988	755

Bunker swaps	Financial instruments—Fair Value, net of current portion	—	27	5,023	2,642
Bunker put options	Current portion of financial instruments—Fair value	387	—	180	—

Bunker call options	Current portion of financial instruments—Fair value	—	147	—	—

Subtotal		642	694	9,191	3,584

Total derivatives		642	1,085	45,374	18,807

F- 27

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps		(25,054)	(9,938)	(4,316)

Total		(25,054)	(9,938)	(4,316)

	Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective Portion) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps	Depreciation expense	(189)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	(6,224)	(56)	(772)

Total		(6,413)	(245)	(961)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2020, 2019 and 2018, was $36,994, $18,353 and $8,660 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2020	2019	2018
Interest rate swaps	Interest and finance costs, net	187	(149)	(39)
Bunker swaps	Interest and finance costs, net	(14,312)	1,122	(1,142)
Bunker put options	Interest and finance costs, net	(271)	—	—
Bunker call options	Interest and finance costs, net	(74)	(1,672)	231

Total		(14,470)	(699)	(950)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2020 and 2019, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2020	December 31, 2019
Interest rate swaps	(36,183)	(15,019)
Bunker swaps	(8,755)	(2,850)
Bunker put options	207	—
Bunker call options	—	147

	(44,731)	(17,722)

15. Subsequent Events

a) On February 1, 2021, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

b) On March 1, 2021, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

c) On March 1, 2021, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

d) On March 9, 2021, the Company agreed the terms for the pre- and post-delivery financing for its shuttle tanker under construction, expected to be delivered in the second quarter of 2022.

e) On March 9, 2021, the Company drew down $13,875 for the pre-delivery financing of the LNG carrier under construction, under a loan agreed July 17, 2020.

f) On March 24, 2021, the Company declared a dividend of $0.10 per common share payable in June 2021.

g) On April 7, 2021, the Company declared a dividend of $0.59375 per share for its Series F Preferred Shares payable on April 30, 2021.

F- 29