Form 20-F
period 2021-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2022-04-28
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021

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

As of December 31, 2021, there were 24,565,940 of the registrant’s Common Shares, 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Redeemable Convertible Preferred Shares outstanding.

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

Large accelerated filer  ☐    Accelerated Filer ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report☒ Yes   ☐ No

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

FORWARD-LOOKING INFORMATION

All statements in this Annual Report on Form 20-F that are not statements of historical fact are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. The disclosure and analysis set forth in this Annual Report on Form 20-F includes assumptions, expectations, projections, intentions and beliefs about future events in a number of places, particularly in relation to our operations, cash flows, financial position, plans, strategies, business prospects, changes and trends in our business and the markets in which we operate. These statements are intended as forward-looking statements. In some cases, predictive, future-tense or forward-looking words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it and the conflict in Ukraine and related sanctions;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies and the impact of the COVID-19 pandemic and the conflict in Ukraine;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

Table of Contents	1

•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Columbia Shipmanagement within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2021.This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

Table of Contents	2

In thousands of U.S. Dollars	As of December 31, 2021
Cash
Cash and cash equivalents	$117,192
Restricted cash	10,005

Total cash	127,197

Capitalization
Debt:
Long-term secured debt obligations (including current portion)	$1,373,187

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized, 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding	15,461
Common shares, $5.00 par value; 35,000,000 shares authorized; 25,244,113 shares issued, and 24,565,940 shares outstanding	126,221
Additional paid-in capital	973,582
Cost of treasury stock	(6,791)
Accumulated other comprehensive loss	(17,175)
Retained earnings	149,505
Non-controlling interest	50,988

Total stockholders’ equity	1,291,791

Total capitalization	$2,664,978

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Table of Contents	3

Summary of Risk Factors

An investment in our common shares or preferred shares is subject to a number of risks, including risks related to our industry, business and corporate structure. The following summarizes some, but not all, of these risks. Please carefully consider all of the information discussed in “Item 3. Key Information— Risk Factors” in this annual report for a more thorough description of these and other risks.

Risks Related To Our Industry

•	If rates in the cyclical tanker charter market, which can be volatile, remain at low levels for any significant period it will have an adverse effect on our results of operations.

•	The COVID-19 pandemic will continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.

•	Disruptions in world financial markets and economic conditions, including as a result of the conflict in Ukraine, as well as protectionist trade measures and other governmental action, could have a material adverse impact on our results of operations.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products impacting demand for tankers and, in turn, charter rates.

•	An increase in the supply of vessels could cause charter rates to decline, adversely affecting our results.

•	We face substantial competition for charters, including from state and independent oil companies.

•	We operate internationally and terrorist attacks, international hostilities, economic sanctions and economic conditions could adversely affect our business.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation could result in fines, criminal penalties, contract terminations and adversely affect our business.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures.

Table of Contents	4

Risks Related To Our Business

•	A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities, which are secured by mortgages on our subsidiaries’ vessels.

•	Charters at attractive rates may not be available when our current time charters expire.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues.

•	Contracts for newbuilding vessels present certain economic and other risks.

•	Credit conditions internationally might impact our ability to raise debt financing.

•	The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by volatile natural gas prices and demand for natural gas, and the supply of LNG carriers.

•	Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

•	Fuel is the largest expense in our shipping operations, and fuel prices may adversely affect our profits.

•	The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

•	Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

•	We are exposed to volatility in LIBOR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income, and uncertainty surrounding the transitioning of LIBOR-based agreements to an alternative benchmark.

•

The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable control over us, which may limit your ability to influence our actions.

Risks Related to Our Management Arrangements

•	We depend on Tsakos Energy Management, Tsakos Shipping and TCM to manage our business, as we do not have the employee infrastructure to manage our operations and have no physical assets.

•	Tsakos Shipping and TCM could experience conflicts of interests in performing obligations owed to us and the operators of other tankers, including tankers that clients of Tsakos Shipping have acquired.

•	Our chief executive officer has affiliations with Tsakos Energy Management, Tsakos Shipping and TCM, which could create conflicts of interest.

Risks Related To Our Common and Preferred Shares

•	Future sales of our shares in the public market could cause the market price of our shares to decline.

•	We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.

•	Our preferred shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

•	Holders of our preferred shares have extremely limited voting rights.

Table of Contents	5

•	Provisions in our Bylaws and our management agreement with Tsakos Energy Management would make it difficult for a third party to acquire us, even if such a transaction is beneficial to our shareholders.

•	Because we are a Bermuda company you may not have the same rights as a shareholder in a U.S. corporation.

•	As “foreign private issuer” under NYSE rules we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Tax Risks

•	If we became subject to corporate income tax in jurisdictions in which we operate, our financial results would be adversely affected.

•	If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under U.S. tax laws.

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 21, 2022, two thirds of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2022 and June 2028, including ten which are scheduled to expire in 2022. After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued through 2021 and into 2022, before improving modestly late in the first quarter of 2022. The global economy and demand for oil and oil products remains subject to substantial uncertainty due to the COVID-19 outbreak and related containment efforts throughout the world. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased, is uncertain. If rates in the charter market were to remain at low levels for any significant period in 2022, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

Table of Contents	6

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

The outbreak of the COVID-19 virus, beginning in early 2020 and continuing into 2022, has led several countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and will likely continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The COVID-19 pandemic and the global response to it has introduced uncertainty in various areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, which has negatively impacted demand for energy including oil and oil products, as well as LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters.  These factors may continue to have a significant adverse effect on our ability to secure charters at profitable rates, particularly for our vessels in the spot market or those operating with profit share arrangements or the ten tankers in our fleet with charters expiring in 2022, as demand for additional charters could continue to be significantly affected. The business of our charterers could also be adversely affected, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled dry dockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. Prolongment of the COVID-19 pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

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

Table of Contents	7

 Disruptions in world financial markets and economic conditions, including due to the COVID-19 pandemic and the conflict in Ukraine, and protectionist trade measures and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile at times over the past two decades, and more recently since 2020 as a result of the COVID-19 pandemic and in 2022 as a result of the conflict in Ukraine and inflation concerns, and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit in the shipping industry, all of which are likely to be exacerbated by the continued spread the COVID-19 and its variants. While the global economy was improving, it remained subject to downside risk, and the outbreak of COVID-19 and second waves in several key economies has dramatically disrupted the global economy, the duration of which is unpredictable. This may also prolong tight credit markets and potentially cause such conditions to become more severe.

In addition, the exit of the UK from the European Union and the possible need of realignment of trading patterns as a consequence, as well as continued turmoil and hostilities in Ukraine and the Middle East or potential hostilities elsewhere in the world and additional public health emergencies or natural disasters, could contribute to volatility in the global financial markets. These  circumstances, along with the re-pricing of credit risk and the reduced participation of certain financial institutions from financing of the shipping industry, will likely continue to affect the availability, cost and terms of vessel financing. If financing is not available to us when it is needed, or is available only on unfavorable terms, our business may be adversely affected, with corresponding effects on our profitability, cash flows and ability to pay dividends.

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

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand and price for crude oil and petroleum products;

•	availability of crude oil and petroleum products;

Table of Contents	8

•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; And

•	changes in seaborne and other transportation patterns.

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic has caused demand for oil and oil products to stagnant and the conflict in Ukraine could ultimately have a similar effect. In the event that this recent softness persists and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as has been the case since the second half of 2020, aside from an initial increase from the conflict in Ukraine in March and April 2022. Also, if oil prices decline to uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, as they have since the second half of 2020 through early 2022, and possibly remain at low levels for a prolonged period.

Table of Contents	9

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 5% of the existing world tanker fleet at March 1, 2022, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2022. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in, or prolonged period of, already weak charter rates could have a material adverse effect on our revenues and profitability.

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

Terrorist attacks, international hostilities, economic and trade sanctions, including those related to the conflict in Ukraine, can affect the tanker industry, which could adversely affect our business.

Major oil and gas producing countries in the Middle East have become involved militarily in conflicts in Iraq, Syria, Azerbaijan and Yemen. Armed conflicts with insurgents and others continue, as well, in Chad and Libya, and political unrest and instability have adversely affected the infrastructure and economic stability of Venezuela, each of which is a major oil exporting country.In addition, tension and instability in the Persian Gulf, such as explosions on two oil tankers in June 2019 in the Strait of Hormuz, a vital passageway for international oil shipment, may adversely affect the future export of oil around the region. In 2020, bellicose tensions between Greece and Turkey have increased relating to oil exploration rights in the Aegean Sea and off Cyprus and also relating to illegal movements of migrants from Turkey to Greece.

Table of Contents	10

Any such hostility or instability could seriously disrupt the production of oil or LNG and endanger their export by vessel or pipeline, which could put our vessels at serious risk and impact our operations and our revenues, expenses, profitability and cash flows in varying ways that we cannot now project with any certainty.

Furthermore, Russia’s recent invasion of Ukraine, and sanctions announced in February and March 2022 by the United States, the EU and several European and other nations against Russia and any further sanctions, including any sanctions or restrictions affecting companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response, may also adversely impact our business given Russia’s role as a major global exporter of crude oil.

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

The conflict in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. In 2021, Russia is estimated to have accounted for approximately 9% of seaborne crude oil exports and 11% of refined petroleum exports, and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil have caused the price of crude oil to currently trade above $100 per barrel. If Russian crude oil is not available for export, due to the extension of economic sanctions, boycotts or otherwise, it could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, negatively impact tanker charter rates over the longer term. In addition, high oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

In addition, to the extent our vessels carry cargoes originating in Russia, in compliance with existing sanctions, oil majors and other charterers may elect not to charter our vessels simply for doing business with companies that do lawful business in Russia. In addition, it may not be possible for us to obtain war risk insurance for any vessel loading Russian origin cargoes. In such a case, if the vessel was damaged in connection with such a voyage, which could result in the total loss of the vessel, we would have to bear the repair and other costs associated with such an incident, as well as the lack of revenue from any off-hire period, in reliance on our existing cash resources, and we would remain obligated to service and repay our outstanding indebtedness secured by such vessel.

The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

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

The U.S. also maintains embargoes on Cuba, North Korea and Syria, and certain regions of Ukraine. Beginning in February 2022, the United States, the European Union and numerous other nations have also been imposing substantial additional sanctions on Russia regarding its invasion of Ukraine.

We can anticipate that some of our charterers may request our vessels to call on ports located in these countries. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Such sanctions and embargo laws and regulations may be amended or expanded over time as is the case with the war in Ukraine. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Additionally, some investors may decide to divest their interest, or not to invest, in us simply because we do business with companies that do lawful business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations because of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Current or future counterparties of ours may be or become affiliated with persons or entities that are now or may in the future be the subject of sanctions imposed by the U.S. Government, the European Union, and/or other international bodies. If we determine that such sanctions or embargoes require us to terminate existing or future contracts to which we, or our subsidiaries are a party or if we are found to be in violation of such applicable sanctions or embargoes, we could face monetary fines, we may suffer reputational harm and our results of operations may be adversely affected. Investor perception of the value of our shares may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Table of Contents	11

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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and natural gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

Table of Contents	12

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels and loan-to-asset collateral coverage requirements. The appraised value of a vessel fluctuates depending on a variety of factors including the age of the vessel, its hull configuration, prevailing charter market conditions, supply and demand balance for vessels and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to the middle of 2019, and despite the relatively young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of certain of our subsidiaries’ vessels. Vessel values recovered from the end of 2013, but again declined during 2016 and 2017 and remained at relatively low levels through 2018 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values recovered in 2019 and continued to improve into early 2020. However, the decline in demand for tankers in mid-2020 due to the effects of the COVID-19 pandemic resulted in a fall in values, which continued throughout 2021 and into 2022. If these values remain at low levels for a prolonged period, or further decline, it may result in an inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in the case of non-compliance with consolidated leverage or other financial covenants, or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all our scheduled loan installments and related loan interest consistently without delay or omission.

Table of Contents	13

Charters at attractive rates may not be available when our current time charters expire.

During 2021 we derived approximately 53% of our revenues from time charters, as compared to 60% in 2020. As our current period charters on ten of the vessels owned by our subsidiary companies expire in the remainder of 2022, considering the volatile nature of the tanker market and current cyclically low charter rates, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. As of April 21, 2022, 39 of our 66 subsidiaries’ vessels were employed under time charters including time charters with profit sharing provisions above specified minimum rate levels and pooling arrangements. We could lose a charterer or the benefits of a time charter if:

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

The spot market for crude oil and petroleum product tankers is highly competitive. As of April 21, 2022, twenty of the vessels owned by our subsidiary companies were employed under spot charters, as we have decided to maintain a higher number of vessels in the spot market until charter rates improve. Due to increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, leading to a decline in operating revenue. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels have been required to use since the beginning of . See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment or under pooling arrangements, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

Because the market value of our vessels may fluctuate significantly, we may incur impairment charges or losses when we sell vessels which may adversely affect our earnings.

The fair market value of tankers may increase or decrease depending on any of the following:

•	general economic and market conditions affecting the tanker industry;

•	supply and demand balance for ships within the tanker industry;

Table of Contents	14

•	competition from other shipping companies;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	technological advances.

The global economic downturn that commenced in 2008 and the consequences thereof, resulted in a decrease in vessel values. Since then valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and 2018, but recovered in 2019, before falling again in the second half of 2020 along with charter rates, which weakness continued through the first quarter of 2022. Although our subsidiaries currently own a relatively modern fleet, with an average age of 10.4 years as of April 21, 2022, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than it’s carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time-to-time result in asset write-downs, which could adversely affect our results of operations, such as we did in 2019, 2020 and 2021, with respect to seven, zero and seven of our subsidiaries’ tankers, respectively.

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

As of April 21, 2022, our subsidiaries have contracts for the construction of one DP2 suezmax shuttle tanker for delivery in 2022 and four dual fuel LNG powered aframax tankers for delivery in 2023. Our subsidiaries may also order additional newbuilding vessels. During the construction of a vessel, we are required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties. We have arranged senior secured debt financing for the remaining installment payments for the DP2 suezmax shuttle tanker of these newbuildings and we are in the process of seeking to arrange debt financing for the other four dual fuel LNG powered aframax vessels, each of which have time charter employment arranged commencing upon their delivery.

Table of Contents	15

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

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity), including from share issuances, and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including one in 2022. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping.

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification, and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital-intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by several factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and render LNG uneconomical;

Table of Contents	16

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•	infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	technological advances render existing LNG carriers obsolete or non-viable; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

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

Any decline in oil prices, which can be very volatile, can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. Any renewed decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. A decline in the price of oil, which until recently had been at relatively low levels for an extended period of time, could make LNG a less attractive alternative for some uses and generally lead to reduced production of LNG. Reduced demand for LNG and LNG shipping could have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

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

Hire rates for LNG carriers may fluctuate substantially and if rates are low when we are seeking a new charter, our revenues and cash flows may decline.

Until recently increasing, in part due to the anticipated impact of sanctions and other actions related to the Russian invasion of Ukraine on natural gas trading patterns, LNG carrier charter rates had generally been at relatively low levels for a number of years, having been negatively impacted by declines in the price of LNG, delays in the completion of liquefaction and regasification facilities around the world and a high order book. In addition, in recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration.  If LNG charter market conditions decline , we may have difficulty in securing new charters at attractive rates and durations for our LNG carriers when their current charters expire.

Table of Contents	17

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

Oil prices declined substantially in the second half of 2014, which resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields, and have since been volatile, most recently increasing in late 2021 and, in part due to the conflict in Ukraine, early 2022, after being at relatively low levels prior to that time. Oil prices may again decline, including due to reduced demand resulting from the consequences of the COVID-19 outbreak or any economic downturn resulting from the conflict in Ukraine which has initially increased oil prices. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels, as well as international economic conditions and global geopolitics.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is the largest expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The marine fuel with low sulfur content required to comply with the 0.5% sulfur cap on marine fuels became effective on January 1, 2020, for vessels without scrubbers. Initially, low sulfur fuel was substantially more expensive compared to the existing widely used marine fuel, and after narrowing for a period of time, this price differential has again increased recently. If this price differential continues, it could increase our fuel costs for vessels employed in the spot market. In addition, the price of fuel is an important factor in negotiating charters with customers, and rising costs of fuel could make older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2022 saw an increase in costs of 14.66%, partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the collision between the tanker “Sola TS” and the Norwegian frigate “HELGE INGSTAD” in November 2018. The International Group of P&I Clubs continues to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Table of Contents	18

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2021, our debt to capital ratio was 51.7% (debt / debt plus equity), with $1.4 billion in debt outstanding. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2021, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. Our degree of leverage could have important consequences for us, including the following:

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

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on the London interbank offered rate (“LIBOR”), which has increased significantly in early 2022 after a long period of stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and may continue to increase from current levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective, and we may incur substantial loss.

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

The United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, has announced that it will phase-out three-month and six-month LIBOR by June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after June 30, 2023, or if alternative rates or benchmarks will be adopted. Various alternative reference rates are being considered in the financial community. The Secured Overnight Financing Rate (“SOFR”) has been proposed by the Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants and on which regulators participate, as an alternative rate to replace U.S. dollar LIBOR. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. treasury repo market. At this time, we expect that SOFR will be the alternative reference rate that the Company’s LIBOR-based agreements will transition to as the 2023 LIBOR sunset date draws closer; however, it is impossible to predict whether SOFR or another reference rate will become an accepted alternative to LIBOR. The changes may adversely affect the trading market for LIBOR based agreements, including our credit facilities, interest rate swaps and preferred shares. We will need to negotiate the replacement benchmark rate on our credit facilities and interest rate swaps, and the use of an alternative rate or benchmark may negatively impact our interest rate expense. Any other contracts entered into in the ordinary course of business which currently refer to, use or include LIBOR may also be impacted.

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

        Changing laws, regulations and standards relating to reporting requirements may create additional compliance requirements for us. The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where we are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of ‘economic substance’. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the “ESA”). The ESA applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. The Company believes in its in compliance with these requirements, including with respect to the filing of any requisite declarations.

Certain of our subsidiaries may from time to time be organized in other jurisdictions identified by the COCG based on global standards set by the Organization for Economic Co-operation and Development with the objective of preventing low-tax jurisdictions from attracting profits from certain activities. If we fail to comply with our obligations under the ESA or any similar law applicable to us in any other jurisdiction, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

Table of Contents	19

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2021, Euro expenses accounted for approximately 32% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

As of April 21, 2022, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.0% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2021 would have resulted in a payment of approximately $156.6 million. Tsakos Energy Management’s contracts with Tsakos Shipping and with TCM may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional common shares in the future, including upon conversion of our outstanding Series G Convertible Preferred Shares, which, as of April 21, 2022, are convertible into an aggregate of 306,191 of our common shares, and our shareholders may elect to sell large numbers of shares held by them from time to time.

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

During 2021, we paid dividends on our common shares totaling $0.10 per common share, or $2.0 million. In addition, during 2021, the Company paid dividends on preferred shares totaling $34.3 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series D, Series E and Series F Preferred Shares and Series G Convertible Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

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

We are a Bermuda company. Our Memorandum of Association and Bye-laws and the Companies Act govern our affairs. While many provisions of the Companies Act resemble provisions of the corporation laws of several states in the United States, Bermuda law may not as clearly establish your rights and the fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. In addition, apart from two non-executive directors, our directors and officers are not resident in the United States and all or substantially all of our assets are located outside of the United States. As a result, investors may have more difficulty in protecting their interests and enforcing judgments in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

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

Nonetheless, a majority of our directors are independent, all of the members of our compensation, nominating and corporate governance committee are independent directors, and all of our board committees have written charters addressing their respective purposes and responsibilities. We currently have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the United States Internal Revenue Code of 1986, as amended, for any taxable year, we or our subsidiaries could be subject for those years up to a 4% United States federal income tax on our gross U.S.-source shipping revenue, without allowance for deductions, under Section 887 of the Internal Revenue Code. The imposition of such tax could have a negative effect on our business and would result in decreased earnings and cash flows available for distribution to our shareholders.

See “Item 10. Additional Information—Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a PFIC in 2021 or that we will be a PFIC with respect to the current or any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2021 or for any future year. Please see “Item 10. Additional Information— Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Table of Contents	24

Item 4.	Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 101 vessels and has sold 43 vessels (of which eight had been chartered back and three of these eventually repurchased at the end of their charters; all three have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is +30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 21, 2022, we operated a fleet of 60 modern crude oil and petroleum product tankers (including seven vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes three LNG carriers (including one chartered-in vessel) and three suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 66 vessels representing approximately 7.3 million dwt.

We believe that we have established a reputation as a safe, high-quality, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract world-class energy producers as customers and to our success in obtaining charter renewals generating strong fleet utilization.

Our fleet is managed by Tsakos Energy Management, a company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting, and administrative services, while subcontracting the commercial management of our business to Tsakos Shipping. In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Columbia Management (“TCM”). TCM was formed in February 2010 by Tsakos family interests and a German private company, the owner of the ship management company Columbia Shipmanagement Ltd., or CSM, as a joint-venture ship management company on an equal partnership basis to provide technical and operational management services to owners of vessels, primarily within the Greek-based market. TCM, which formally commenced operations on July 1, 2010, now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004, the handymax tankers Afrodite and Ariadne and the aframax tankers Maria Princess, Sapporo Princess and Ise Princess which are technically managed by non-affiliated ship managers. TCM is based in Athens, Greece. TCM and CSM cooperate in the purchase of certain supplies and services on a combined basis. By leveraging the purchasing power of CSM, which currently provides full technical management services for 311 vessels and crewing services for an additional 65 vessels, we believe TCM is able to procure services and supplies at lower prices than Tsakos Shipping could alone, thereby reducing overall operating expenses for us. In its capacity as technical manager, TCM manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management, Tsakos Shipping and TCM.

Table of Contents	25

As of April 21, 2022, our operational fleet consisted of the following 66 vessels:

Number of Vessels	Vessel Type
2	VLCC
14	Suezmax
19	Aframax
3	Aframax LR2
10	Panamax LR1
6	Handymax MR2
6	Handysize MR1
3	LNG carrier
3	Shuttle DP2
Total 66

Twenty-five of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.3 million dwt, all of which are double-hulled. As of April 21, 2022, the average age of the tankers in our current operating fleet was 10.4 years, compared with the industry average of 11.9 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $5.5 billion, including investments of approximately $4.6 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TCM, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.

Table of Contents	26

•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, and handymax tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. Twenty-five of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and the third LNG carrier in 2022. We entered the shuttle tanker market with two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 delivered in March and April 2013, respectively, each of which immediately entered a 15-year time charter with Petrobras. A third DP2 suezmax shuttle tanker, Lisboa, was delivered on May 4, 2017 for charter to a European state-owned oil major. A fourth DP2 suezmax shuttle tanker is under construction for charter to the same European state-owned oil major.

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 95.2%.

•	High-Quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor (formerly Statoil), BP, Koch, Flopec Petrolera Ecuatoriana (“Flopec”), Hyundai Merchant Marine, Petrobras, Chevron, Shell and Vitol are among the regular customers of Tsakos Energy Navigation.

•	Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate three LNG carriers and three DP2 suezmax shuttle tankers, with a further DP2 suezmax shuttle tanker under construction, in these high-end markets.

•	Significant leverage from our relationship with Tsakos Shipping and TCM. We believe the expertise, scale and scope of TCM, which spreads costs over a vessel base much larger than our fleet, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

Table of Contents	27

 As of April 21, 2022, our fleet consisted of the following 66 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2) (all double hull)	Cargoes
VLCC
1. Hercules(6)	2017	300,000	2017	time charter	November 2024		Crude
2. Ulysses	2016	300,000	2016	time charter	November 2024		Crude

SUEZMAX
1. Apollo Voyager	2020	157,877	2020	bareboat charter	September 2025(7)		Crude
2. Artemis Voyager	2020	157,877	2020	bareboat charter	November 2025(7)		Crude
3. Eurovision	2013	157,803	2014	spot	—		Crude
4. Euro	2012	157,539	2014	spot	—		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K(4)	2011	157,648	2011	time charter	May 2022		Crude
7. Dimitris P(4)	2011	157,740	2011	time charter	August 2023		Crude
8. Pentathlon	2009	158,475	2015	spot	—		Crude
9. Arctic(10)	2007	163,216	2007	time charter	August 2022	ice-class 1A	Crude
10. Antarctic(10)	2007	163,216	2007	spot	—	ice-class 1A	Crude
11. Archangel(10)	2006	163,216	2006	spot	—	ice-class 1A	Crude
12. Alaska(10)	2006	163,250	2006	spot	—	ice-class 1A	Crude
13. Eurochampion 2004(10)	2005	164,608	2005	spot	—	ice-class 1C	Crude
14. Euronike(10)	2005	164,565	2005	spot	—	ice-class 1C	Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa(6)	2017	157,000	2017	time charter	May 2025		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	May 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	June 2028		Crude/Products

Table of Contents	28

AFRAMAX
1. Caribbean Voyager	2020	115,000	2020	bareboat charter	January 2025(7)		Crude
2. Mediterranean Voyager	2019	115,000	2019	bareboat charter	October 2024(7)		Crude
3. Bergen TS	2017	112,108	2017	time charter	October 2022(7)	ice-class 1B	Crude
4. Stavanger TS	2017	113,004	2017	time charter	July 2022(7)	ice-class 1B	Crude
5. Oslo TS	2017	112,949	2017	time charter	May 2022(7)	ice-class 1B	Crude
6. Marathon TS	2017	113,651	2017	time charter	February 2024(7)	ice-class 1B	Crude
7. Sola TS	2017	112,939	2017	time charter	April 2022(7)		Crude
8. Elias Tsakos	2016	113,737	2016	time charter	June 2023(8)		Crude
9. Thomas Zafiras	2016	113,691	2016	time charter	August 2023(8)		Crude
10. Leontios H	2016	113,611	2016	time charter	October 2023(8)		Crude
11. Parthenon TS	2016	113,554	2016	time charter	November 2023(8)		Crude
12. SapporoPrincess	2010	105,354	2010	spot	—	DNA	Crude
13. Uraga Princess	2010	105,344	2010	time charter	June 2022	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	time charter	November 2024	DNA	Crude
16. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
17. Nippon Princess	2008	105,392	2008	CoA	—	DNA	Crude
18. Izumo Princess	2007	105,374	2007	spot	—	DNA	Crude
19. Sakura Princess(10)	2007	105,365	2007	spot	—	DNA	Crude
20. Proteas (11)	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
21. Promitheas	2006	117,055	2006	time charter	July 2022(3)—	ice-class 1A	Crude/Products
22. Propontis	2006	117,055	2006	time-charter	May 2022(3)	ice-class 1A	Crude

PANAMAX
1. Sunray(3)	2016	74,039	2016	time charter	February 2023(9)		Crude/Products
2. Sunrise(3)	2016	74,043	2016	time charter	March 2023(9)		Crude/Products
3. World Harmony(4)	2009	74,200	2010	time charter	March 2023		Crude/Products
4. Chantal(4)	2009	74,329	2010	time charter	May 2023		Crude/Products
5. Selini(4)(5)	2009	74,296	2010	time charter	January 2024		Crude/Products
6. Salamina(4)(5)	2009	74,251	2010	time charter	February 2024		Crude/Products
7. Selecao(4)	2008	74,296	2008	time charter	February 2023		Crude/Products
8. Socrates(4)	2008	74,327	2008	time charter	March 2023		Crude/Products
9. Andes	2003	68,439	2003	spot	—		Crude/Products
10. Inca(5)	2003	68,439	2003	spot	—		Crude/Products

HANDYMAX
1. Artemis	2005	53,039	2006	pool	—	ice-class 1A	Products
2. Afrodite	2005	53,082	2006	pool	—	ice-class 1A	Products
3. Ariadne	2005	53,021	2006	pool	—	ice-class 1A	Products
4. Aris	2005	53,107	2006	pool	—	ice-class 1A	Products
5. Apollon	2005	53,149	2006	pool	—	ice-class 1A	Products
6. Ajax	2005	53,095	2006	pool	—	ice-class 1A	Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion(5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products
4. Bosporos(5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products
5. Arion	2006	37,061	2006	spot	—	ice-class 1A	Products
6. Amphitrite	2006	37,061	2006	time charter	May 2022	ice-class 1A	Products

LNG
1. Tenergy(10)	2022	93,649	2022	time charter	January 2027	Membrane (174,000 cbm)	LNG
2. Maria Energy(6)	2016	93,301	2016	time charter	May 2023	Membrane (161,870 cbm)	LNG
3. Neo Energy	2007	85,602	2007	time charter	March 2023	Membrane (150,000 cbm)	LNG
Total Vessels	66	7,301,749

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”).

(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above the minimum rate, determined and settled on a calendar month basis.

(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.

(5)	49% of the holding company of these vessels is held by a third party.

(6)	The charterer of each of these vessels has options to extend the term of the charter for up to three additional years.

(7)	The charterer of each of these vessels has options to extend the term of the charter for up to seven additional years.

(8)	The charterer of each of these vessels has the option to extend the term of the charter for up to five additional years.

(9)	The charterer of each of these vessels has the option to extend the term of the charter for up to two additional years.

(10)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel’s Eurochampion 2004 and Euronike until December 21, 2022, Archangel, Alaska and Sakura Princess until 2025 and Arctic and Antarctic until 2026 and Tenergy until 2027.

(11)	On April 12, 2022, the Company concluded the disposal of the vessel “Proteas” to an unaffiliated third party.

Table of Contents	29

Our newbuildings under construction, as of April 21, 2022, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
DP2 Shuttle Suezmax
1. Porto	Q2 2022	Daehan Shipbuilding Co	155,000	93.21
Aframax
1. HN 5081	Q3 2023	Daehan Shipbuilding Co	115,000	74.68
2. HN 5082	Q4 2023	Daehan Shipbuilding Co	115,000	74.68
3. HN 5083	Q4 2023	Daehan Shipbuilding Co	115,000	74.68
4. HN 5084	Q4 2023	Daehan Shipbuilding Co	115,000	74.68

Total			615,000	391.93

(1)	Including any extra costs agreed as of April 21, 2022

We have arranged charters starting from the delivery of our DP2 suezmax tanker newbuilding for period of five to eleven years, including charterer options for extension and from the deliveries of our four new dual fuel LNG powered aframaxes for a period of five to ten years, including charterer options for extension with minimum days. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the newbuildings and TCM provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 21, 2022, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was 61%, which is higher compared to prior periods. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2021, 2020 and 2019 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2021	2020	2019
Time Charter—fixed rate	41%	40%	43%
Time Charter—variable rate and pool	19%	25%	29%
Period Employment at variable rates	2%	1%	4%
Spot Voyage	39%	34%	24%
Total Net Earnings Days	22,090	22,394	22,542

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. Our fleet has 20 tankers currently operating on spot voyages.

We have also secured charters from the delivery of our newbuildings, the DP2 suezmax shuttle tanker and our four dual fuel LNG powered aframax tankers for periods from five to ten years, including charterer options for extension.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TCM. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of nine vessels was sub-contracted to third-party ship managers during 2021.

The following chart illustrates the management of our fleet as of April 21, 2022:

Table of Contents	30

Technical management of the LNG carriers Neo Energy and Maria Energy, the VLCCs Hercules I and Ulysses, the suezmax Eurochampion 2004 , the aframaxes Maria Princess, Sapporo Princess and Ise Princess and the handymaxes Afrodite and Ariadne, is subtracted to unaffiliated third-party ship managers.

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. The fees relating to the conventional oil tankers payable to Tsakos Energy Management have not been adjusted since 2012. In 2021, 2020 and 2019, the monthly fees for operating conventional vessels were $27.5 thousand apart from the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses and Hercules I, which are managed by a third-party manager. Monthly fees for third-party managed vessels amounted to $28 thousand for 2021, $27.7 thousand for 2020 and $27.5 thousand for 2019. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4 thousand, $35.0 thousand for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.8 thousand for 2021, $37.3 thousand for 2020 and $36.9 thousand for 2019. From the above fees, fees are also paid to third-party managers for the LNG carriers, Maria Energy and Neo Energy, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the handymaxes Afrodite and Ariadne and the VLCCs Ulysses and Hercules I.

The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $20.2 million in 2021, $20.3 million in 2020 and $20.1 million in 2019. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. The total amount paid for these chartering and acquisition brokerage commissions was $6.8 million in 2021, $8.1 million in 2020 and $7.4 million in 2019. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2021, the panamax tanker Maya was sold and for this service Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. In 2019 there were no such sale and purchase charges. Tsakos Shipping may also charge a fee of $200 thousand (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. No such fee was paid in 2021 and 2019.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TCM to manage the day-to-day aspects of tanker operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TCM managed fleet. On occasion, TCM subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third parties. TCM, which is privately held, is one of the largest independent tanker managers with a total of 59 operating vessels under management at April 21, 2022, totaling approximately 5.3 million dwt. TCM employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 189 employees engaged in ship management and approximately 2,935 seafaring employees, of whom approximately 1,404 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The vessels managed by TCM on our behalf consists of tankers.

Tsakos Energy Management pays TCM a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TCM performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Neo Energy,Maria Energy and Tenergy, the VLCCs Hercules I and Ulysses, the suezmax Eurochampion 2004 and Decathlon, the handymaxes Afrodite and Ariadne and the aframaxes Maria Princess, Sapporo Princess and Ise Princess, is subcontracted to unaffiliated third-party ship managers.

Table of Contents	32

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2021.

Customer	Year Ended December 31, 2021
Equinor (ex-Statoil)	13.5%
Petrobras	10.6%
Flopec	7.6%
Chevron	7.0%
Seariver	6.5%
Shell	5.2%
Litasco	4.8%
Vitol	4.5%
Sinopec	3.3%
Trafigura	2.8%
HMM	2.7%
CSSA	2.7%
Uniper	2.4%
Clearlake	2.4%
BP Shipping	2.2%
Unipec	2.2%
ST Shipping	2.0%
Koch	1.6%
Maersk Pool	1.4%
Mercuria	1.2%

Regulation

Our business and the operation of our vessels are significantly affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates, and financial assurances with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses, certificates and financial assurances required for the operation of our vessels will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses, certificates and financial assurances material to the conduct of our operations.

Table of Contents	33

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

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.5% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships are not permitted to transport fuels containing more than 0.5% m/m sulfur content for use on board, regardless of whether a ship is operating outside a designated ECA, unless the ship has an approved exhaust cleaning system or “scrubber” fitted. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business. From April 1, 2022, amendments to Annex VI of MARPOL will come into force, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of on board fuel oil and installing an on board sampling point or points. From April 1, 2022, there will also be changes to the reporting requirements on the vessel's required and attained EEDI values contained in Regulation 20, bringing forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, will be required to be significantly more energy efficient than the baseline.

In November 2021, draft amendments to Annex VI of MARPOL were agreed by the MEPC and were subsequently adopted at its 76th session in June 2021. The amendments impose mandatory goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's goal of reducing greenhouse gas emissions by at least 40% by 2030 and by 70% by 2050 (compared to 2008 levels). The Energy Efficiency Existing Ship Index (EEXI) would effectively extend design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). When implemented, the vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) must be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is a rating that would be given to all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. When implemented, a vessel will require an enhanced SEEMP that measures the vessel's CII and sets a mandatory annual CII target to be attained via operational compliance steps. The proposed CII metric for calculating a vessel's annual operational carbon intensity is the annual efficiency ratio ("AER"), which considers a vessel's total CO2 emissions over the vessel's total distance sailed (as deadweight ton miles). Discussions are still ongoing at MEPC level regarding possible correction factors to be applied to this metric for certain vessels and/or activities. Further guidance on appropriate compliance steps are yet to be published. As a result the full financial impact of complying with these measures is not yet clear. In May 2022, the US Coast Guard will propose regulations to implement these new provisions of MARPOL Annex VI and to explain how the United States has chosen to carry out certain discretionary aspects of Annex VI.

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

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. Since January 1, 2008, under the Anti-fouling Convention, exteriors of vessels have had to be either free of the prohibited compounds or have had coatings applied that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Draft amendments to the Anti-fouling Convention were approved by the MEPC in November 2020 and adopted at its 76th session in June 2021, which prohibits anti-fouling systems containing cybutryne (also known as Irgarol-1051) from January 1, 2023, or for ships which already have such an anti-fouling system, at the next scheduled renewal of the anti-fouling system after January 1, 2023, but no later than 60 months following the last application of the ship of such an anti-fouling system. We have obtained International Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third parties” because they perform under contracts with us. OPA 90 follows a “polluter pays” principle, and as such, the responsible party is liable for damages under OPA 90 up to statutory liability limits. OPA 90 does allow the responsible party to recover against a third party based on contractual indemnity or via contribution.

OPA 90 allows for the recovery of a broad category of damages, which are defined broadly to include (1) natural resources damages and the related assessment costs, (2) real and personal property damages, (3) net loss of taxes, royalties, rents, fees and other lost revenues, (4) lost profits or impairment of earning capacity due to property or natural resources damage, (5) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (6) loss of subsistence use of natural resources.

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

Table of Contents	38

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law establishing a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for those discharges within two years of enactment and requires the USCG to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP will remain in force and effect until the USCG regulations are finalized. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking – Vessel Incident Discharge National Standards of Performance in the Federal Register for public comment. The comment period closed on November 25, 2020.

We intend to comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the associated obligations will have a material impact on our operations.

In August 2021, a Federal Judge in California ordered the EPA to update its regulations about the chemicals that can be used to disperse offshore oil spills. The EPA has a deadline of May 31, 2023, to take final action on listing and authorizing the chemicals and must submit regular status report in the meantime.

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

The MEPC in May 2013 voted to postpone the implementation of MARPOL Annex VI Tier III standards until 2021. However, as the MEPC subsequently agreed that Tier III standards shall apply to marine diesel engines that are installed on a ship constructed on or after January 1, 2016 which operates in the North American ECA or the Caribbean ECA, Tier III standards do apply now. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (“SCR”). In July 2017, the IMO adopted additional amendments to MARPOL Annex VI to introduce the Baltic Sea and the North Sea as ECAs in respect of the sulfur content of fuels. Both ECAs will be enforced for ships constructed on or after January 1, 2021, or existing ships which replace an engine with “non-identical” engines or install an “additional” engine. On January 1, 2019, the Baltic Sea and North Sea ECAs were extended to cover NOx. Regulation 13 of MARPOL Annex VI requires engines with a power output of more than 130 kilowatts installed or replaced on or after January 1, 2021 to be Tier III certified if operated in the Baltic Sea and North Sea (including the English Channel) NOx ECAs and requires the future trading area of a ship to be assessed at the contract stage. There is an exemption to the Tier III requirement to allow ships fitted with dual-fuel engines or only Tier II engines to be built, converted, repaired or maintained at shipyards located inside NOx ECAs if there is not an available, feasible Tier III engine and retrofitting the Tier II engine is not feasible. Regulation 18.5 of MARPOL Annex VI requires ships of 400 gross tons and above to have on board a Bunker Delivery Note (“BDN”) which records details (as set forth in Appendix V) of fuel oil delivered and used on board for combustion purposes. The BDN also provides the designation requirements for refiners, importers and distributors. The BDN now includes a selection box obliging the purchaser to obtain a notification from the fuel supplier’s representative that fuel is intended to be used in compliance with MARPOL, if the fuel supplied exceeds the 0.5% sulfur limit. Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023.

Table of Contents	39

HNS Convention. Our vessels also may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, created in 1996 and as amended by the Protocol adopted in April 2010 (as amended, the “HNS Convention”) if it enters into force. The HNS Convention would create a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover an incident. In March 2020, EU ministers signed a declaration highlighting the importance of the ratification of international maritime conventions, including the 2010 HNS Convention with a target of May 2021 for ratification by EU Member States. In May 2020 France passed legislation preparing for the ratification of the HNS Protocol 2010. In January 2022, Estonia became the sixth country to deposit instruments of ratification of the HNS Protocol 2010 (joining Canada, Denmark, Norway, South Africa and Turkey). To date however, the HNS Convention has not been ratified by a sufficient number of countries to enter into force.

The Maritime Labour Convention. The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. Since January 18, 2017, all ships which are subject to the MLC have been required to carry and display on board two certificates confirming that financial security is in place for a) shipowners’ liabilities in the event of abandonment and b) contractual payments for death or long-term disability, as set out in relevant the employment agreement. As of December 26, 2020, shipowners are obliged to pay wages and other entitlements to seafarers where the seafarer is held captive as a result of piracy or armed robbery. The MLC imposes obligations on owners that are relevant to protection of seafarers during the COVID-19 pandemic. The Officers of the Special Tripartite Committee issued a statement in 2020 drawing attention to the need for a pragmatic approach in issues such as facilitating the return home of seafarers who have completed their contracts. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations.

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

Table of Contents	40

sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It is also considering legislation that will affect the operation of vessels and the liability of owners for oil pollution.

The Council of the EU has approved the implementation of its 2013 strategy for integrating maritime transport emissions into the EU’s GHG reduction policies, and Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide (“CO2”) emissions from maritime transport was adopted on April 29, 2015. It obliges owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per voyage and annual basis, from January 1, 2018. There are provisions for monitoring, reporting and verifying (“MRV”) of CO2 emissions from vessels using EU ports, to apply from January 1, 2018. From 2019, by April 30 each year all ships above 5,000 gross tons, regardless of flag, calling at EU ports must submit a verified emissions report annually to the European Commission and the vessel’s flag state. From 2019, by June 30 each year vessels must carry a valid Document of Compliance (“DOC”) confirming compliance with Regulation (EU) 2015/757 for the prior reporting period. This DOC must be made available for inspection at EU ports. Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013. The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading System (“ETS”). In March 2020 the European Commission proposed a draft European Climate Law which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050. In December 2020 the European Council agreed on a general approach on the European Climate Law. In July 2021, the EU Commission submitted its 'Fit for 55' package, consisting of several legislative proposals to ensure EU legislation is in line with the EU's climate goals under the European Green Deal. Two key proposals are the inclusion of carbon emissions from maritime transport in the EU ETS from 2023 and FuelEU Maritime, a new proposal targeting the carbon intensity of a ship's fuel. If adopted as per the Commission's proposal, the EU ETS will apply to 100% of carbon emissions from ship voyages between EU ports and 50% of emissions from voyages between an EU port and a non-EU port. The EU ETS is a 'cap and trade' carbon market, where participants purchase allowances that can be traded with other participants. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual emissions for the previous calendar year or face paying a financial penalty. If adopted as per the Commission's proposal, the FuelEU Maritime Regulation would apply to all ships above 5,000GT arriving at or departing from EU ports and compliance obligations would be phased in from 1 January 2025. The proposed FuelEU Maritime Regulation would require a ship's fuel consumption and the fuel's average GHG intensity to be monitored, verified and calculated. The regulation would set an annual limit on the GHG intensity of maritime fuels used by a ship, with a financial penalty imposed for any 'compliance deficit'. In addition, the proposed FuelEU Maritime Regulation would require containerships and passenger ships calling at EEA ports to connect to and use on-shore power at berth from 1 January 2030. The proposals are currently being reviewed by and debated in the EU Parliament and Council and are subject to amendments.

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

Table of Contents	41

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

Table of Contents	42

However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The USCG adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 – 5,000 cubic meters, their first scheduled drydock after January 1, 2014. The USCG must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (“CGMIX”) web page. As of March 2021, there were forty approved treatment systems which have obtained USCG type approval and 6 were under review. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations.

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

Table of Contents	43

In June 2021 the MEPC adopted draft amendments to MARPOL Annex I, which add a new Regulation 43A introducing a prohibition on the use and carriage of heavy fuel oil by ships in Arctic waters on and after July 1 2024. Ships with fuel oil tanks located inside the double hull would need to comply on and after July 1 2029.

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

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of March 2021, 191 of the 197 countries who were party to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. With growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, it is very likely that the shipping industry will be subject to further regulation as a result of COP 21 and subsequent COP meetings. This has included initiatives from both the shipping industry and national governments, such as the Call to Action for Shipping Decarbonization (which more than 200 companies has signed), the Clydebank Declaration for Green Shipping Corridors (signed by over 20 countries) and the proposal from the International Chamber of Shipping for an IMO Maritime Research Fund to invest in research and development of zero-carbon technologies for ships.

In April 2018 the IMO’s MEPC adopted an initial strategy on the reduction of GHG emissions from ships. The initial strategy aims to reduce the total GHG emissions from ships, based upon emissions in 2008, by at least 50% by 2050, while at the same time pursuing efforts towards phasing them out entirely. In keeping with IMO’s initial strategy, IMO has committed to having in place by 2023 short-term measures and by 2030 mid-term measures intended to meet the stated goals of reducing carbon dioxide emissions from shipping by 40% by 2030 and 70% by 2050, and GHG emissions from shipping by 50% by 2050. To this end, IMO is in the process of crafting the 2023 measures and it is expected that these measures will include vessel design and efficient operation. A follow up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. The proposed amendments to Regulations 20A, 21A, 22 of chapter 4 of MARPOL Annex VI imposing mandatory goal based measures to reduce the cargo intensity of international shipping, as discussed above, are part of these initiatives.

Table of Contents	44

There have also been proposals for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. A number of proposals were discussed at MEPC77 in November 2021 and were referred to the Intersessional Working Group on Reduction of GHG Emissions from Ships for further review. The Company is monitoring these developments and their potential impact. The Biden Administration in April 2021 announced that the United States will support a net-zero emissions goal, and the U.S. is expected to continue pushing for more aggressive emissions requirements going forward.

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

Trading Restrictions. The Company is aware of the restrictions applicable to it on trading with the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea, Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries, and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

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

Between January 1, 2021 and April 21, 2022, the Company’s vessels made 2,728 port calls around the world, none of which were to those countries.

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

The Company is also aware of the less onerous restrictions on trading with other countries, including but not limited to Libya, and Myanmar/ Burma, and the restrictions on trading with Russia, certain Russian entities and Russian origin goods. It has complied with those restrictions and intends to continue to so comply in all respects.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 21, 2022. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Syria, Iraq and between Russia and Ukraine, economic sanctions, including those with respect to Iran, Russia and Ukraine, and terrorist attacks such as those made in various international locations (Somalia, Kenya, Yemen, Nigeria) and pirate attacks repeatedly made upon shipping in the Indian Ocean, off West Africa and in South East Asia, may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade. Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include public companies such as Euronav, Teekay Tankers, Frontline, International Seaways, Inc., Double Hull Tankers and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin

 Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

Company Overview

As of April 21, 2022, the fleet consisted of 66 double-hull vessels with an average age of 10.4 years, comprised of 60 conventional tankers, three LNG carriers and three suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have one DP2 suezmax shuttle tanker and four LNG dual fuel aframax tankers under construction with expected deliveries in 2022 and 2023. The current operational fleet consists of two VLCCs, seventeen suezmaxes (including three DP2 shuttle tankers), nineteen aframaxes, three aframax LR2s, ten panamax LR1s, six handymax tankers, six handysize tankers and three LNG carriers. All vessels are owned by our subsidiaries, other than six suezmax tankers, one aframax tanker and one LNG carrier, which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2021

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

The year 2021 opened with the pandemic still causing considerable disruption and grief globally, with 5 million people having died of the virus by the end of 2020. Vaccine approvals gave rise to hope in 2021 that the effects of catching the illness would be mitigated. The new vaccines led to hopes of a possible turnaround in the pandemic in 2021 although COVID -19 was still continuing to spread globally, with a severe COVID related collapse in economic activity in 2020. Lockdowns were imposed in many countries. However, the lockdowns created significant damage to the world economy and to the mental and economic well-being of individuals. New variants soon arose, posing concerns that further measures would be applied.

At the start of the year a new administration had taken over in Washington, with sentiment deeply divided about the process of the recent elections, leading to disturbances that shocked the world, adding to the uncertainty caused by the pandemic.

To address many of the issues facing the U.S government, with the pandemic being a priority, a $1.9 trillion stimulus package was unveiled in early 2021 that was expected to bring GDP growth back to pre-pandemic levels, by putting government cash into pockets. As a result, U.S. GDP began to grow at a rate not seen for several years, boosted by sudden cash availability and a significant build-up of inventories. However, the fear of COVID-19 returning in 2021, and the continuing problems caused by shortages, higher oil prices and supply disruptions started to cool U.S. growth.

Table of Contents	45

The global economy had been projected to grow 6% for 2021 and 4% for 2022 per the MIF, but severe demand destruction starting in 2020 led to a collapse of economic activity globally in 2020, that continued into 2021, at which time the stimulus package fortuitously started to successfully affect the economy, but with the likelihood that the stimulus would taper off by mid-2022, naturally or by edict.

Specifically, to our industry, the impact of the pandemic had left a heavy toll over the past two years, with tanker demand falling to low levels. However, by contrast, tanker fleet supply fundamentals continued to look very positive due to a lack of newbuilding ordering, a diminishing tanker orderbook, and higher scrapping. At the beginning of 2021, the tanker orderbook stood at 7.3% of the existing fleet size, the lowest since 1996 and well below the long-term average of around 20%.

The level of new tanker orders still remains very low, with just 3.4 million deadweight tons (mdwt) placed in the second half of 2021. The level of new tanker orders will remain low in the near-term due to rising newbuild prices, mainly due to steel prices and ongoing uncertainty over vessel technology. Tanker scrapping has picked up in recent months. In 2021, approximately 15 million dwt were scrapped versus only 3.5 million dwt in 2020. Scrapping should remain elevated in 2022 due to the combination of an ageing world tanker fleet and weak freight rates in recent quarters, and to higher tanker scrap prices that have now reached over $650 per tonne, providing incentive for owners with vessels over 20 years old to scrap their vessels.

Global oil demand continued to recover during 2021, but on average did not return to the pre-covid levels. The OPEC+ group continued to unwind crude oil supply cuts, though some countries in the group failed to meet their production targets, while unplanned outages also tempered the crude oil supply increase. As a result, crude oil supply continued to lag behind, leading to a further drawdown in global oil inventories and higher oil prices.

The recent impact of the omicron variant on oil demand and increase in bunker fuel prices arising from high oil prices, has led to a further softening in tanker rates during the latter part of 2021. The expected recovery did not materialize, and average tanker rates fell to multi-decade lows. The tanker weakness was primarily due to an oversupply of vessels in the face of small production increases and drawdown of record oil inventories since 2020.

While the first quarters of 2022 have shown some degree of resurgence of the COVID-19, globally, they have been at a relatively modest level and have not caused serious disruption to date, this year. However, the risk remains and could possibly re-emerge in the winter. Omicron might also slow down demand recovery temporarily in the near term, especially regarding international travel, but not to the extent that strict restrictions should be re-imposed. Many countries have now learnt to live with the virus, although China is reverting to very harsh lockdown measures again, that will probably have economic consequences.

On a more positive note, and more importantly for the tanker market, global oil production is set to increase significantly during 2022 as OPEC+ plans to unwind its remaining crude oil supply cuts by September 2022, while non-OPEC+ production is set to increase due to higher supply from the U.S., Canada and Brazil and from other sources, leading to longer voyages. According to the IEA, global oil supply could increase to 6.3 million mbp/d if all supply comes online as planned. This would provide a significant boost to crude tanker demand in the course of this year and should be a catalyst for recovery. As far as tanker rates are concerned, expectations were disappointed, and in most of 2021, and going into 2022, spot rates remained poor, and only in the first quarter of 2022 have we seen some recovery from multi-year lows, with global oil demand and supply forecasted to revert to and surpass prior levels, mainly due to increases in economic activity as the world continues to return to normality. Fortunate switches from gas to oil have contributed to power generation in parts of Europe and Asia, while U.S. refinery production appears to be increasing, replacing the strategic crude stocks consumed in U,S, refineries, which will especially benefit product tankers. The potential lifting of Iranian and or Venezuelan sanctions, could alter again tanker demand dynamics in 2022. In addition, China specifically may aim to increase crude imports.

As noted above, OPEC barrels are expected to increase in 2022, if all planned supply comes online, providing a major boost to tanker demand as spot tanker rates should begin to recover from multi-year lows as both oil demand and supply are expected to surpass pre-covid levels boosted by a significant increase in oil supply from both OPEC+ and non-OPEC + sources. Global oil demand grew by 1.5 million barrels per day during the fourth quarter of 2021 to over 100 million barrels daily, mainly due to a rise in global mobility and economic activity as the world returns to normality after all the prior disruptions that have occurred in the previous two years. Global oil demand is expected to reach 102 million barrels by the end of this year. During 2021, global oil demand continued to recover, but on average did not return to pre-covid levels. Crude oil cuts continued by OPEC and others, and crude oil supply continued to fall behind demand, resulting in drawdowns from inventories and to higher oil prices.

Table of Contents	46

Sadly, the brutal invasion of Ukraine by Russian forces, apart from the tragic humanitarian crisis, and the enormous threat to world peace, has added more downside risk to the world economy and will continue to have serious negative consequences for growth and stability in Europe, with sanctions likely to continue long-term, especially as Russia is a key producer of many commodities required by all the world, which will contribute to the escalating of global inflation and possibly stagflation, that could lead eventually to a fall in consumption and investments, with serious impact throughout the financial markets world-wide. In this context, the U.S. federal reserve has already started to regularly increase interest rates, clearly an appropriate measure if inflation is to be reined in.

As oil prices continue to rise, the U.S and allies are currently releasing 60 million barrels of oil from strategic reserves to reduce prices, although the measures do not seem to have been very effective to date. Given the current confused environment it is possible that there will be a detrimental impact for the carriage of oil if the situation continues, despite having seen some strong rates in the early part of the year, unless sanctions bite to the extent that lack of cash forces Russia to change strategy.

While oil demand continues to grow, the forecast for the supply of tankers indicates the order book as of March 2022, stands at around 353 tankers, or 5% of the fleet, and is expected to be delivered over the next year, which is the lowest seen in almost 30 years. The low orderbook indicates a balanced market through 2022. The International Energy Agency continues to increase the demand expectation for China and India as the global economy recovers and demand continues to grow. In addition, scrapping prices for large tankers have risen significantly to over $650 per ldt, which may encourage owners of older vessel to have these vessels recycled, according to the Baltic Exchange. Also, a large part of the fleet is over 15 years of age, about 1,410 vessels, and almost 8% of the fleet is currently at or above 20 years. With the upcoming environmental regulations, we expect to see a push for more tankers approaching or above 20 years of age to go for scrapping.

Our fleet achieved voyage revenues of $546.1 million in 2021, a decrease of 15.2% from $644.1 million in 2020. The average size of our fleet increased slightly in 2021 to 65.4 vessels from 65.0 vessels in 2020, and fleet utilization was 92.6% during 2021 compared to 94.2% during 2020. The ongoing impact of the Omicron variant on oil demand led to increased oil prices and reduced production which in turn kept tanker spot rates at low levels especially during the second half of the year. Our average daily time charter rate per vessel, after deducting voyage expenses, decreased to $17,037 in 2021 from $23,638 in 2020, mainly due to weak market rates and increased number of vessels that underwent their dry dockings. Operating expenses decreased by 3.3% to $173.3 million in 2021 from $179.2 million in 2020, mainly due to sale of older vessels and reduced tax payment to the Greek state than that originally estimated.

With respect to our Company, depreciation and amortization totaled $143.3 million in 2021 compared to $137.1 million in 2020 due to increased amortization expenses from $9.8 million in 2020 to $16.4 million in 2021. General and administrative expenses, which include management fees and incentive awards were $29.1 million in 2021 and $29.0 million in 2020, a slight increase mainly due to increased consultant fees.

In 2021, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2021, indicated the need for a $86.4 million impairment charge. In 2020, the Company recognized a $28.8 million impairment charge, due to reclassifications of vessels held for sale.

There was operating loss of $119.9 million in 2021 compared to $96.7 million operating income in 2020. Interest and finance costs, net, decreased by 55.5% in 2021 or $39.2 million, mainly due to decreased interest rates and decreased level of average debt during the year.

Table of Contents	47

Net loss attributable to the Company was $151.4 million in 2021 compared to $24.0 million net income in 2020. The effect of preferred dividends in 2021, inclusive of deemed dividends, was $35.8 million compared to $39.1 million in 2020. Net loss per share (basic and diluted) was $9.53 in 2021, including the effect of preferred dividends, based on 19.7 million weighted average shares outstanding (basic and diluted), compared to a net loss of $0.80 per share in 2020 based on 18.8 million weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2021 were:

•	the partial redemption of 2,155,714 of its Series G Convertible Preferred Shares in exchange for Shyris Shipping Preferred Shares;

•	the issuance of 6,049,498 common shares and 92,093 Series D Preferred Shares 143,708 Series E and 741,259 Series F Preferred Share issuances;

•	the dry-docking of Afrodite, Ariadne, Alaska, Archangel, Ulysses, Inca, Spyros K, Dimitris P, Proteas, Promitheas, Amphitrite, Elias Tsakos, Thomas Zafiras, Sunray, Sunrise, Andes, Maria Energy, Leontios H, Parthenon TS, Propontis and Hercules I for their mandatory special or intermediate survey;

•	the sale of Maya;

•	the completion of the sale and leaseback transactions relating to the suezmaxes Arctic and Antarctic;

•	the payment to holders of Shyris Shipping Preferred Shares of dividends totaling $0.9 million in aggregate;

•	the payment to holders of Series D preferred shares of dividends totaling $7.6 million in aggregate;

•	the payment to holders of Series E preferred shares of dividends totaling $10.8 million in aggregate;

•	the payment to holders of Series F preferred shares of dividends totaling $15 million in aggregate;

•	the payment to holders of Series G Convertible Preferred Shares of dividends totaling $0.05 million in aggregate; and

•	dividends to holders of common shares totaling $0.10 per share with or $2 million in aggregate.

The Company operated the following types of vessels during and at the end of 2021:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	2.0	2.0	14.0	3.0	22.0	10.4	6.0	6.0	65.4
Number of vessels at end of year	2.0	2.0	14.0	3.0	22.0	10.0	6.0	6.0	65.0
Dwt at end of year (in thousands)	178.9	600.0	2,246	468.4	2,443	731	318.5	223	7,209
Percentage of total fleet (by dwt at year end)	2.5%	8.3%	31.2%	6.5%	33.9%	10.1%	4.4%	3.1%	100.0%
Average age, in years, at end of year	9.9	5.3	11.4	7.4	8.9	12.6	16.5	14.9	10.2

We believe that the key factors which determined our financial performance in 2021, within the given freight rate environment in which we operated, were:

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of potential upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

Table of Contents	48

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2021 and into 2022. To these may be added:

•	any recovery of the product and crude oil tanker charter markets during the year;

•	any additional vessel acquisitions or newbuildings;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Below please see data regarding our fleet for the years ended December 31, 2019, 2020 and 2021, which we use in analyzing our performance.

Fleet Data
Average number of vessels	65.4	65.0	64.2
Number of vessels (at end of period)	65.0	66.0	65.0
Average age of fleet (in years)(1)	10.2	9.3	9.1
Earnings capacity days(2)	23,864	23,781	23,432
Off-hire days(3)	1,774	1,387	890
Net earnings days(4)	22,090	22,394	22,542
Percentage utilization(5)	92.6%	94.2%	96.2%
Average TCE per vessel per day(6)	$17,037	$23,638	$21,378
Vessel operating expenses per ship per day(7)	$7,728	$7,821	$7,716
Vessel overhead burden per ship per day(8)	$1,221	$1,221	$1,182

(1)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(2)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(3)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.

(4)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(5)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.

(6)

The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2021 and 2020, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 805 days and 917 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

(7)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(8)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2021	2020	2019
Voyage revenues	$546,120	$644,135	$597,452
Less: Voyage expenses	(198,078)	(145,267)	(125,802)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	14,600	8,800	720
Time charter equivalent revenues	362,642	507,668	472,370
Net earnings days	21,285	21,477	22,096
Average TCE per vessel per day	$17,037	$23,638	$21,378

Impact of COVID-19 on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. As discussed above, the impact of the COVID-19 pandemic has negatively impacted demand for oil in 2020, 2021 and in early 2022. In the first half of 2020, while LNG charter rates weakened, crude and product tanker freight and charter rates remained strong, in part due to off-shore oil storage and longer-haul voyages reducing the number of vessels available for trade; however, the COVID-19 pandemic contributed to a continued slowdown in the global economy and demand for oil which resulted in decreased demand for seaborne transportation of oil and oil products, beginning in the third quarter of 2020, and a continued decline in demand for seaborne transportation of LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, which dynamics continued into early 2022, when the conflict in the Ukraine also began to have a significant impact. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions could also continue to affect our operations. The extent to which these circumstances continue to affect us will depend largely on future developments.

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

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2021, seven of our subsidiaries had vessels operating in a pool compared to none in 2020.

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

Our Board of Directors, through its Business Development and Capital Markets Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the Chartering Department of Tsakos Shipping, which evaluates the opportunities for each type of vessel, taking into consideration the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

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

Depreciation. The Company’s subsidiaries’ vessels are depreciated on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $390 per lightweight ton. Given the historical upward trend in scrap prices, management revised the scrap price from $390 to $430 since October 1, 2021. The estimate was based on the average demolition prices prevailing in the market during the previous four years for which historical data were available. The Company will continue to monitor prices going forward and where a distinctive trend is observed over a given length of time, management may consider revising the scrap price accordingly. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carriers), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

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

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end when indications of impairment are present and- at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel including any unamortized dry-docking costs may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount including any unamortized dry-docking costs. The average age of our vessels is approximately 10.4 years as of April 21, 2022. The average remaining operational life is, therefore, 14.6 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values including any unamortized dry-docking costs, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

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

Table of Contents	50

be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2021 average per individual vessel and vessel type to which we also apply a 2% annual escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value including any unamortized dry-docking costs unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount including any unamortized dry-docking costs is not recoverable.

For the impairment of right-of use-assets, we compare the carrying amount including any leasehold improvements, with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates and the average of those, over the remaining lease term.

As noted above, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2021 and 2020, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2021		As of December 31, 2020
	Number of Vessels(*)	Amount (U.S.$ millions) (**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	0	0
1-year historical average rate	10	136.7	0	0

Table of Contents	51

(*)	Number of vessels the carrying value of which would not have been recovered, other than the seven vessels for which we recorded an impairment charge as of December 31, 2021.

(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates decreased to historically low levels during 2021 and into 2022, before improving in March and April of 2022. However, the effects of the conflict in Ukraine may have a negative effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2021, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use-assets in connection with the estimated recoverable amount did not indicate an impairment of their carrying values, apart from six handymax product carriers and one aframax product carrier.

At December 31, 2021, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations, was $2.0 billion, compared to a total carrying value of $2.4 billion, following the impairment charge. Other than the impaired vessels, there were 46 vessels in our fleet, whose carrying values exceeded their market values. The future undiscounted net operating cash flows expected to be generated by each of these vessels in the fleet was comfortably in excess of its respective carrying value. As determined at December 31, 2021, the aggregate carrying value of these 46 vessels was $2.0 billion, and the aggregate market value of these vessels was $1.5 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy

•	VLCC: Ulysses, Hercules I

•	Suezmax: Spyros K, Dimitris P, Eurovision, Euro, Pentathlon, Decathlon, Apollo Voyager, Artemis Voyager

•	Aframax: Promitheas, Propontis, Izumo Princess, Maria Princess, Nippon Princess, Ise Princess, Asahi Princess, Sapporo Princess, Uraga Princess, Elias Tsakos, Thomas Zafiras, Leontios H, Parthenon TS, Marathon TS, Oslo TS, Sola TS, Stavanger TS, Bergen TS

•	Panamax: Selecao, Socrates, Andes, Inca, World Harmony, Chantal, Selini, Salamina, Sunray, Sunrise

•	Handysize: Byzantion, Bosporos, Aegeas, Andromeda, Amphitrite, Arion

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Together with critical accounting estimates above, we have also described below our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. Significant accounting policies are described in Note 1 of the consolidated financial statements included elsewhere in this annual report.

Table of Contents	52

Accounting for Leases. On January 1, 2019, the Company adopted ASC 842 – Leases, using the optional transition method along with the package of practical expedients that allows companies not to reassess whether any expired or expiring contracts are or contain leases, lease classification for any expired or expiring leases and initial direct costs for any expired or expiring leases. Following the adoption and based on the Company’s analysis, there was no cumulative effect adjustment to the opening balance of retained earnings. The adoption of ASC 842 resulted in a change in the accounting method for the lease portion of the daily charter hire for our chartered-in vessels accounted for as operating leases with firm periods of greater than one year.

Accounting for Revenue. The Company’s subsidiaries’ vessels are employed under a variety of charter contracts, including voyage charters and contracts of affreightment, time charter, bareboat charter agreements (including profit sharing clauses) or pooling arrangements. Time and bareboat charter revenues are recorded over the term of the charter as the service is provided. Revenue under pooling arrangements is accounted for as a variable rate operating leases and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool. Revenues from profit sharing arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire at the reporting date and all other revenue recognition criteria are met. Revenues generated under voyage charter agreements and contracts of affreightment are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge of cargo(loading-to-discharge), in accordance with ASC 606.

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

Table of Contents	53

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. Since December 31, 2010, the Company had not had any vessels under hire from a third-party, until December 2017, when two vessels were sold and chartered back to the Company for five years. As of December 31, 2021, the Company had seven vessels which were sold and chartered back to the Company for five years. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account these transactions as operating leases, recognizing right-of-use asset and corresponding lease liability.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, spares, stores and lubricant costs. All vessel operating expenses are expensed as incurred.

Depreciation and Amortization of deferred charges and leasehold improvements. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Since steel prices have increased significantly during the last years and are expected to be in high levels for the coming years, effective October 1, 2021, our estimate for scrap values was increased from $390 to $430 per lightweight ton. This change in estimation is expected to result in positive impact of $3.0 million to our 2022 financial results. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carriers), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

Table of Contents	54

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

We amortize the costs of leasehold improvement costs on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term.

Impairment loss. An impairment loss for an asset held for use, for advances for vessels under construction and for right-of-use assets should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, it was determined that in 2021, an impairment charge was required for seven vessels, Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas. In 2020, there was an impairment charge for four vessels, Arctic, Antarctic, Izumo Princess and Sakura Princess. In 2019 there was an impairment charge for seven vessels Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. Monthly management fees remain the same as in 2021, 2020 and 2019, apart from vessels managed by third party managers. Monthly management fees for five third party managed vessels were $28.0 thousand for 2021 ($27.7 thousand for 2020 and $27.5 thousand for 2019). The monthly fee for the LNG carriers, managed by third party managers, were $37.8 thousand for 2021 (and $37.3 thousand for 2020 and $36.9 thousand for 2019). Monthly management fees for all the reaming operating vessels were $27.5 thousand per owned vessel, for the suezmax DP2 shuttle tankers were $35.0 thousand, and $20.4 thousand for chartered-in vessels or vessels chartered out on a bareboat basis or under construction. For 2022, no increase has been agreed by April 21, 2022, apart from twelve vessels managed by third party managers. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2021 /22 policy year, we received approximately $8.1 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by six of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Table of Contents	55

The Company’s P&I renewals as of February 20, 2022 saw an increase in costs of 14.66% partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions and partly due to the claim on the Group reinsurance contract resulting from the damage incurred by our tanker “Sola TS” when hit by the Norwegian frigate “HELGE INGSTAD” in November 2018.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2021 versus year ended December 31, 2020

Voyage revenues

Voyage revenues earned in 2021 and 2020 per charter category were as follows:

	2021		2020
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	25.2	5%	13.4	2%
Time charter-fixed rate	191.4	35%	240.1	37%
Time charter-variable rate (profit share)	67.0	12%	131.5	21%
Pool	7.5	1%	-	-
Voyage charter-contract of affreightment	9.0	2%	12.7	2%
Voyage charter-spot market	246.0	45%	246.4	38%
Total voyage revenue	546.1	100%	644.1	100%

Revenue from vessels amounted to $546.1 million during the year ended December 31, 2021, compared to $644.1 million during 2020, a 15.2% decrease mainly due to weak market conditions during 2021. There was an average of 65.4 vessels operating in 2021 compared to an average of 65.0 vessels in 2020. Based on the total days that the vessels were actually employed as a percentage of the days owned or chartered-in, the fleet had 92.6% employment in 2021 compared to 94.2% in 2020, the increase in lost time being mainly due to the additional number of dry-dockings undertaken and the increased number of ballast days under spot and contracts of affreightment (“coa”) voyages during 2021 compared to 2020.

Market conditions for tankers remained weak throughout 2021 with an improvement in March and April 2022.The prolonged impact of COVID -19 and its variants on negative global oil demand caused a significant increase in bunker fuel prices, led to unprecedented multi-decade lows in the spot tanker rates during the latter part of 2021. Global oil demand continued to recover during the year but on average did not return to the pre-Covid levels. The OPEC+ group continued to unwind crude oil supply cuts, though some countries in the group failed to meet their production targets, while unplanned outages in countries outside of the OPEC+ group also tempered the crude oil supply increase. As a result, crude oil supply continued to lag demand, leading to a further drawdown in global oil inventories, higher oil prices, and a steepening of the backwardation in the crude oil price futures curve during the fourth quarter of 2021.

The average time charter equivalent rate per vessel in 2021 was $17,037 per day, a decrease of 28% from $23,638 per day in 2020 due to the softening of the market during 2021, negatively affecting all vessel types and sizes in our fleet apart from our DP2 shuttle vessels which showed a slight increase of 4%. The average daily TCE per vessel for the remaining categories were well below the prior year’s average levels, with decreases ranging from 24% to 51% in 2021 compared to the equivalent period of 2020.

Table of Contents	56

Average daily TCE rates earned for the years ended December 31, 2021 and 2020, were as follows:

	Year ended December 31,
	2021	2020
	U.S. $	U.S. $
LNG carrier	40,588	55,253
VLCC	20,639	42,346
Suezmax	14,396	24,920
DP2 shuttle	53,059	51,212
Aframax	16,793	22,174
Panamax	13,009	18,277
Handymax	8,040	12,741
Handysize	9,553	13,779

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 805 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2021 compared to 917 days lost for the year ended December 31, 2020. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2021	2020
Voyage revenues	$546,120	$644,135
Less: Voyage expenses	(198,078)	(145,267)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	14,600	8,800
Time charter equivalent revenues	$362,642	$507,668
Divided by: net earnings (operating) days	21,285	21,477

Average TCE per vessel per day	$17,037	$23,638

Table of Contents	57

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,			Year ended December 31,
	2021	2020	% increase/ (decrease)	2021	2020	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	114.0	74.0	54.2%	12,864	9,429	36.4%
Port and other expenses	63.3	47.6	33.0%	7,137	6,066	17.7%
Commissions	20.8	23.7	(12.3) %	2,347	3,025	(22.4) %

Total voyage expenses	198.1	145.3	36.4%	22,349	18,520	20.7%

Days on spot and Contract of Affreightment (COA)employment				8,863	7,844	13%

Voyage expenses include port charges, agents’ fees, canal dues, commissions and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $198.1 million during 2021 compared to $145.3 million in 2020, a 36.4% increase mainly correlated to the number of operating days on spot charters and contracts of affreightment which totaled 8,863 days in 2021 and 7,844 days in 2020, a 13.0% increase.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. The sharp increase in oil prices during 2021 resulted in an 46.6% increase in average delivered price paid by the Company for the bunkers procured globally during 2021 and an 36.4% increase in average daily bunker expenses for the year ended December 31, 2021, compared to 2020. Additionally, during 2021, there was an increase of 33% in the amount of port expenses, mainly attributed to the increased port calls, boosted by less stringent travel restrictions on crew changes, with daily port expenses reaching $7,137 from $6,066 in the prior year.

Table of Contents	58

Commissions in 2021 totaled $20.8 million compared to $23.7 million in 2020, a 12.3% decrease. As commissions are highly correlated with revenue patterns, the decrease in commissions is attributed to the overall decrease of revenue by 15.2%. Commissions represented 3.8% of revenue from vessels in 2021 compared to 3.7% in 2020.

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per relevant vessel
	2021	2020	% increase/ (decrease)	2021	2020	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	102.6	105.8	(3.0)%	4,579	4,619	(0.9)%
Insurances	16.5	15.8	4.4%	735	691	6.3%
Repairs and maintenance, and spares	22.8	26.1	(12.5)%	1,019	1,140	(10.6)%
Stores	10.3	10.8	(4.6)%	461	470	(1.8)%
Lubricants	7.5	8.0	(6.2)%	333	347	(4.0)%
Other (quality and safety, taxes, registration fees, communications)	13.7	11.9	15.0%	608	519	17.2%
Foreign currency losses/(gains)	(0.1)	0.8	(112.5)%	(7)	35	(120.0)%

Total operating expenses	173.3	179.2	(3.3)%	7,728	7,821	(1.2)%
Earnings capacity days excluding vessels on bare-boat charter				22,404	22,901

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $173.3 million in 2021, compared to $179.2 million during 2020, a decrease of 3.3%. The decrease is mainly attributed to the sale of suezmax vessel Silia T. in February 2020, the sale of handysize vessel Didimon in June 2020 and the sale of vessel Maya in May 2021, that resulted in an overall decrease of $3.9 million in our operating expenses. In addition, during 2021 travel restrictions and repatriation difficulties due to the Covid-19 pandemic were significantly diminished, which contributed to an increase in crew expenses due to costs related to returning to pre-Covid normality, mainly attributed to the more frequent change of crew that was followed by increased Covid testing required for the seafarers. However, the increase in crew expenses was significantly counterbalanced by a bonus to the seafarers of the Company which was declared in 2020, as a reward for maintaining operational efficiency during the Covid-19 pandemic, as well as due to a relief related to solidarity taxes required to be paid to the Greek state in 2020, which were not repeated in 2021. However, the Company’s P&I renewals during the first quarter of 2021 saw an increase in costs partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions, which contributed to an overall increase of 4.4% in the Company’s insurances compared to 2020. In addition, although 21 of Company’s vessels, underwent scheduled drydockings in 2021, compared to 9 during the equivalent period in 2020, expenses for repairs and maintenance, spares and stores have overall decreased by $3.8 million in 2021 compared to 2020. The decrease is mainly attributed to claim reimbursements received during 2021, as well as to reduced engine overhauls compared to 2020. Other operating expenses increased by 15% compared to 2020, due to increased port expenses for vessels operating under time-charter agreements.

Average operating expenses per vessel per day for the fleet decreased marginally by 1.2% to $7,728 for 2021 from $7,821 in 2020, remaining relatively stable, in contrast with the weakening of the U.S. dollar, in which most but not all of our operating expenses are denominated, by approximately 3.0% over the course of 2021. This decrease was mainly attributed to the overall operating expenses spread over the three vessels sold during 2021 and 2020 as described above.

Table of Contents	59

Depreciation and Amortization

Depreciation and amortization charges totaled $143.3 million in 2021 compared to $137.1 million in 2020, a 4.5% increase.

Depreciation amounted to $126.8 million in 2021 compared to $127.3 million during 2020, a decrease of $0.5 million, or 0.4%. The decrease being due to the disposal of the panamax tanker Maya and the suezmax tankers Arctic and Antarctic during the second quarter of 2021, counterbalanced by the addition of Apollo Voyager and Artemis Voyager in the second half of 2020, incurring depreciation expenses throughout 2021. In addition, the increase of the estimated scrap value per light weight ton (LWT) to $430 from $390 effective as of October 1, 2021, reduced the depreciation expense by $0.7 million.

During 2021, amortization of deferred dry-docking costs was $13.2 million compared to $9.3 million in 2020, an increase of 40.9%. The total increase relates mainly to twenty-one vessels that underwent their scheduled dry dockings during 2021 compared to nine in the prior year.

In addition, amortization of leasehold improvements during 2020 for the two suezmax tankers Eurochampion 2004 and Euronike, had an impact of $0.5 million in 2020 compared to $3.3 million in 2021 for suezmax tankers Archangel, Alaska, Eurochampion 2004 and Euronike.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $21.9 million during 2021, compared to $21.8 million in 2020, a 0.5% increase due to the slight increase in the average number of vessels for the year ended December 31, 2021, compared to 2020.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. There was no increase in management fees payable to the management company in 2021. During 2021, all the vessels in the fleet were managed by TCM, apart from the LNG carriers Neo Energy and Maria Energy, the VLCCs Ulysses and Hercules I, the suezmax Eurochampion 2004 and the aframaxes Maria Princess and Sapporo Princess and the handymaxes, Afrodite and Ariadne, which were managed by third-party managers. Monthly management fees for operating conventional vessels have been $27,500 per month, since January 1, 2012. The monthly fee relating to vessels chartered-in or chartered-out on a bare-boat basis or for vessels under construction is $20,400. Management fees for the LNG carriers Neo Energy and Maria Energy are $37,833 per month, of which $10,000 is payable to the management company and $27,833 to the third-party manager. Management fees for the DP2 suezmax shuttle tankers Rio 2016, Brasil 2014 and Lisboa are $35,000 per month. Management fees for vessels Eurochampion 2004, Maria Princess, Sapporo Princess and VLCCs Hercules I and Ulysses are $28,013 per month, of which $15,017 is payable to a third-party manager. Management fees for the handymaxes Afrodite and Ariadne are $27,500 per month, of which $14,000 is payable to a third-party manager. Management fees paid relating to vessels under construction are capitalized as part of the vessels’ costs.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Office general and administrative expenses in 2021 totaled $6,717 compared to $5,731 in 2020, a 17.2% increase mainly due to increased legal advisory fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs remained stable at $1,221 in 2021 and 2020.

The Board of Directors approved awards of $0.5 million and $1.5 million to the management company for the years ended December 31, 2021, and 2020 respectively, based on various performance criteria and taking into account cash availability and market volatility. A separate award of $1.5 million was paid in 2020 to Tsakos Energy Management in relation to the newbuilding program, which was capitalized as an additional newbuilding cost in the accompanying consolidated balance sheet as of December 31, 2020, included elsewhere in this annual report. No separate award was granted in 2021.

Table of Contents	60

The Company did not grant any stock-based compensation awards in 2021 and 2020.

Loss on sale of vessels

In 2021, the Company sold its panamax tanker Maya, and its suezmax tankers Arctic and Antarctic, for net proceeds of $53.2 million, realizing a loss of $5.8 million. In 2020, the Company sold its suezmax tanker, Silia T, its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93.6 million in total, realizing a total net loss of $6.5 million.

Impairment charges

As of December 31, 2021, vessel values had declined compared to the prior year. As a result, 53 of our vessels had carrying values in excess of their market values. Our fleet is for the most part young, with an average age of 10.2 years as of December 31, 2021, and in all these cases, except for six handymax tankers and one aframax tanker, vessels are expected to generate considerably more cash during their remaining expected useful lives than their carrying values in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction as at December 31, 2021.

The Company’s cash flow tests per vessel for assessing whether an impairment charge was required, indicated that an impairment charge of $86.4 million was required as at December 31, 2021, based on Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers. During 2020, the Company impaired the handymax vessels Arctic and Antarctic and the aframax tankers Izumo Princess and Sakura Princess for a total impairment charge of $28.8 million.

 Operating (loss) income

For 2021, loss from vessel operations was $119.9 million compared to income of $96.7 million in 2020. This change was mainly driven by the weak tanker market reaching multi-decade lows and to increased impairment charges in 2021.

Interest and finance costs, net

	2021	2020
	U.S.$ million	U.S.$ million
Loan interest expense	29.3	44.1
Interest rate swap cash settlements—hedging	10.0	4.0
Less: Interest capitalized	(0.7)	(1.0)
Interest expense, net	38.6	47.1
Interest rate swap cash receipts—hedging	—	(0.1)
Change in fair value of hedging and non-hedging interest rate swaps	(0.1)	2.5
Bunkers non-hedging instruments cash settlements	(0.5)	8.8
Change in fair value of non-hedging bunker instruments	(10.5)	5.8
Amortization of loan expenses	3.2	3.8
Discount on long-term receivables	0.6	2.4
Bank loan charges	0.1	0.3
Net total	31.4	70.6
Table of Contents	61

Interest and finance costs, net, were $31.4 million for 2021 compared to $70.6 million for 2020, a 55.5% decrease. Loan interest, excluding payment of swap interest, decreased to $29.3 million in 2021 from $44.1 million in 2020, a 33.5% change mainly due to the decreased interest rates and average debt during the course of the year as well as gains from the change in fair value of non-hedging bunker instruments.

Cash settlements, net, on both hedging and non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month LIBOR, were $10 million in 2021 from less than $4.0 million in 2020 due to the number of effective swaps between the two periods.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $0.7 million in 2021, and $1.0 million in 2020.

At December 31, 2021, the Company held eleven floating-to-fixed interest rate swap agreements. In 2021, the unrealized net accrued interest amounted to less than $0.1 million (positive) compared to $2.5 million (negative) in the prior year, included in Change in fair value of hedging and non-hedging interest rate swaps in the table above.

At December 31, 2021, the Company did not have non-hedging interest rate swaps compared to one interest rate swap during 2020, which expired on July 7, 2020. The changes in fair value amounting to $zero and $0.2 million (positive) during 2021 and 2020, respectively, have been included in Change in fair value of hedging and non-hedging interest rate swaps in the table above.

During 2020, the Company held one call option agreement in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels which expired at December 31, 2020. Change in fair value of the call option agreement during 2020 amounting to $0.1 million (negative) has been included in Change in fair value of non-hedging bunker instruments in the table above.

During 2020, the Company entered into six put option agreements and paid a net premium of $1.2 million. During 2021, the Company sold all put option agreements and received less than $0.1 million. The fair values of those put option agreements as of December 31, 2021 and 2020 amounted $ zero and $0.2 million (positive), respectively. The changes in the fair value during 2021 and 2020 amounting to $0.2 million (negative) and $0.2 million (positive), respectively, have been included in Change in fair value of non-hedging bunker instruments in the table above.

Table of Contents	62

As at December 31, 2021 and 2020, the Company had twelve and eighteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of bunker swap agreements as of December 31, 2021, and 2020, amounted to $2.0 million (positive) and $8.7 million (negative), respectively. The change in the fair values amounted to $10.7 million (positive) during 2021 compared to $5.9 million (negative) in the prior year, due to significant increase in oil prices in early 2020.

The Company recognized receivables amounting to $35.9 million ($23.2 million as long-term receivables and $12.7 million short-term receivables) and $27.3 million as of December 31, 2021, and 2020, respectively, which relates to sellers’ credits under sale and leaseback transactions of seven and five of its vessels, respectively. The Company’s discount of receivables, in 2021 and 2020, amounted to $0.6 million and $2.4 million, respectively.

Amortization of loan expenses was $3.2 million in 2021 compared to $3.8 million in 2020. Other bank charges amounted to $0.1 million in 2021 and $0.3 million in 2020.

Interest income

Interest income in 2021 amounted to $0.7 million compared to $1.1 million in 2020. The decrease is due to a significant decrease in interest rates and cash reserves in 2021 compared to 2020.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya until May 19, 2021, the date of vessel sale and Inca, Selini, Salamina and the handysize vessels, Byzantion and Bosporos.

Table of Contents	63

During 2020, Mare Success increased its paid-in capital by $8.2 million of which $4.2 million was the 51% share contributed by the Company and the remaining $4.0 million was the 49% share contributed by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of Flopec Petrolera Ecuatoriana (“Flopec”). The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. No capital contribution incurred during 2021.

After the capital increase that took place in 2020, the shareholding of Mare Success S.A. remained at 51% for the Company and 49% for Polaris. The additional paid-in capital financed part of the intragroup sale of vessels and did not affect vessels’ carrying values on a consolidated basis.

There was net income attributable to the non-controlling interest in the year ended December 31, 2021 amounting to $0.8 million, compared to a net income of $3.2 million in the prior year. On February 1, 2021 and August 2, 2021, two portions of 1,900,000 and 388,841, respectively, of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”). The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net loss (income) attributable to non-controlling interest by $1.4 million. For the year ended December 31, 2021, the net loss attributable to the non-controlling interest of Mare Success S.A. was $0.6 million and for the equivalent period of 2020 the net income attributable to the non-controlling interest of Mare Success S.A. was $3.2 million.

Net (loss) income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net loss attributable to Tsakos Energy Navigation Limited for 2021 was $151.4 million, or a loss of $9.53 per share basic and diluted, after taking into account the cumulative dividends of $35.8 million on our preferred shares, compared to net income of $24.0 million, or a loss of $0.80 per share basic and diluted, after taking into account the cumulative dividends of $39.1 million on our preferred shares for 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

For a discussion of our results for the year ended December 31, 2020 compared to the year ended December 31, 2019 please see “Item 5. Operating and Financial Review and Prospects—Financial Analysis—Year Ended December 31, 2020 versus year Ended December 31, 2019” contained in our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 16, 2021.

Table of Contents	64

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $88.4 million in 2021 and $204.5 million in 2020, will again require us to expend cash in 2022. We are also obligated to make certain payments to our manager under our management agreement. See “—Long-Term Contractual Obligations” below. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

If market conditions worsen significantly due to the current pandemic of COVID-19 and the conflict in Ukraine, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $117.2 million as of December 31, 2021, compared to $160.5 million as of December 31, 2020 mainly affected by the considerable decrease of tanker charter rates throughout 2021.

Working capital (net of restricted cash and deferred loan costs) amounted to a negative $104.6 million at December 31, 2021 compared to a negative $74.5 million, at December 31, 2020. The increase in working capital deficit is attributed to lower cash balances, and Company’s obligations for sale and leaseback vessels as at December 31, 2021.

Current assets decreased to $239.7 million at December 31, 2021 from $321.5 million at December 31, 2020, mainly due to the sale of two vessels classified as held for sale at the end of 2020, and a $43.3 million decrease in cash and cash equivalents. The decrease in current assets is also attributed to the $6.2 million decrease in balances due from related parties. The decrease was partially offset by a higher balance in accounts receivables and an increase in short term receivable, related to sellers’ credits under sale and leaseback transactions for vessels Euronike and Eurochampion 2004 to be collected as at December 21, 2022 compared to the prior year. Current liabilities decreased to $332.1 million at December 31, 2021, from $382.0 million at December 31, 2020, mainly due to the decreased current portion of debt by $59.5 million and the decreased current portion of financial instruments by $6.4 million. Payables as of December 31, 2021 increased by $19.6 million due to our heavy dry-docking program during the year, which was partially compensated for, by a decrease of $12.7 million in accrued liabilities, attributed to decreased accrued interest from $7.3 million in 2020 to $5.1 million in 2021 and accrued shipyard invoices from $33.2 million as of December 31,2020 to $22.8 million as of December 31, 2021. The current portion of obligations under operating leases increased by $8.8 million mainly due to the maturity date of the five-year sale and lease back agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike on December 21, 2022.

Table of Contents	65

Net cash provided by operating activities was $53.1 million in 2021 and $205.4 million in 2020. The $152.3 million decrease is primarily attributable to the ongoing impact of the COVID-19 and its variants on oil demand and a continued increase in oil prices which led to softer tanker freight rates in 2021, especially in the second half of the year, which contributed to a decrease in voyage revenues by $98.0 million as more fully described in the paragraph “Voyage Revenues” above under “—Financial Analysis”. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $470.1 million in 2021, compared to $430.7 million in 2020, an increase of $39.4 million or 9.1%. The expense movements are fully described in the respective paragraphs above under “Financial Analysis”.

Inventories, mainly consisting of bunker fuel, which increased by $1.1 million in 2021, compared to $8.8 million in 2020, as the number of vessels employed on the spot market in the second half of 2021 decreased compared to the prior year, while oil prices increased by 46.6% during the year. Unearned revenue, arising from collection of time-charter hire due in future periods, but paid in the current period, decreased by $3.6 million with fewer charterers paying early, whereas in 2020 unearned revenue had increased by $0.6 million. Payments to repair yards increased by $10.9 million in 2021 due to twenty-one vessels undergoing their scheduled drydock compared to nine dry dockings performed in the year ended December 31, 2020. Amounts payable to suppliers increased by $23.4 million and capitalized voyage expenses increased by $0.2 million in 2021, mainly relating to the increased number of vessels that underwent dry dockings and the higher oil prices at the end of the year that led to expensive purchases of bunkers for vessels operating in the spot market, compared to an increase of $15 million and $1.1 million in 2020, respectively. The increase is offset by the decrease in accrued liabilities by $12.7 million in 2021, compared to $10.3 million in the prior year, mainly attributed to payments made to yards and the sharp fall of Libor rates throughout 2021. Receivables and advances increased by $1.8 million compared to a decrease of $19.1 million in 2020, mainly due reduced collectability on rates compared to the equivalent period of 2020. During the year ended December 31, 2020, the Company deposited cash collateral of $6.1 million related to its derivative instruments, while the collateral security was reduced by $0.3 million during 2021.

Net cash used in investing activities in 2021 amounted to $8.0 million compared to $94.6 million in 2020. In 2021, the cash flow used in investing activities consists of $55.6 million payments for vessels under construction, $5.6 million for improvements on existing vessels which were offset by cash generated by the sale of the suezmaxes Arctic and Antarctic and the panamax tanker Maya for net proceeds of $53.2 million. In 2020, the cash used in investing activities consists of $39.7 million of payments for vessels under construction, $145.8 million of payments for the acquisition of the aframax tanker Caribbean Voyager and the two suezmax tankers Apollo Voyager and Artemis Voyager and $2.8 million for improvements on existing vessels. Cash outflow from investing activities during 2020, was offset by cash generated by the sale of the suezmax tankers, Archangel, Alaska and Silia T, the aframax tanker Sakura Princess and the handysize Didimon for net proceeds of $93.6 million. As at December 31, 2021, there was one DP2 suezmax tanker, one LNG carrier and four dual-fuel LNG powered aframax vessels on order and the remaining yard installments to be paid for those vessels as at December 31, 2021 amounted to $485 million. The amount of $245.5 million is due to be paid in 2022 and the amount of $239.5 million in 2023. The LNG carrier was delivered on January 12, 2022, the DP2 suezmax tanker is expected to be delivered in the second quarter of 2022, and the four aframaxes during the year 2023. Secured financing of up to $252 million has been arranged for the LNG carrier and the DP2 suezmax tanker. The Company is currently discussing with financial institutions the financing of the four aframax tankers under construction.

Table of Contents	66

Net cash used in financing activities amounted to $89.7 million for the year ended December 31, 2021, compared to $136.8 million for the equivalent period of 2020. During 2021, the Company drew down $32.5 million to finance two under construction vessels the LNG carrier Tenergy and the shuttle tanker Porto, prepaid the amount of $32.3 million for its sold vessels, Maya, Arctic and Antarctic, and $157.3 million was drawn as part of refinancing loans and prepaid $120.6 million on the loans. The amount of $166 million was paid in scheduled installments. Proceeds from new bank loans in 2020 amounted to $348.9 million and payments of debt amounted to $383.7 million, which included $222.9 million loan prepayments and $160.8 million scheduled debt repayments.

Total debt outstanding decreased from $1.51 billion at December 31, 2020, to $1.38 billion at December 31, 2021. The debt to capital (equity plus debt) ratio was 51.7% at December 31, 2021 (or 49.2% on a net of cash basis) and 52.2% at December 31, 2020 (or 49.2% on a net of cash basis). As of December 31, 2021, we had minimum net lease payment obligations totaling $107.1 million under sale-leaseback arrangements with respect to seven of our vessels.

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50 million of the Company’s Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the Company announced the Board’s authorization of up to an additional $100 million issuance and sale Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. In 2021, the Company issued 6,049,498 common shares for net proceeds of $50.5 million. In 2020, the Company issued 172,227 common shares for net proceeds of $3.5 million. In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2.2 million, $3.5 million, and $18 million, respectively.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50 million. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time. In 2021 and 2020, the Company acquired, and held as treasury stock, 19,836 and 978,936 common shares for a total amount of $0.2 million and $9.8 million respectively, and did not purchase any preferred shares. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3.2 million resulting a loss of $0.3 million included in the consolidated statement of stockholders’ equity.

During 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares with a liquidation preference of $25.00 per share for a total amount of $50.0 million. During 2020, cash outflow from financing activities was partially offset by the capital contribution of $4.0 million relating to the increase of paid in capital of Mare Success S.A. made by the 49% equity holder.

In 2021 and 2020, the Company paid dividends aggregating $0.10 and $0.50 per common share, respectively. Total dividend payments to common shareholders in 2021 amounted to $2.0 million, compared to $9.4 million in 2020. On April 14, 2022, the Company declared a dividend of $0.10 per common share payable in June 2022.

Table of Contents	67

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

Dividends of $0.5469 per share for the 8.75% Series D Preferred Shares, were paid on February 28, May 29, August 28 and November 28, 2021, totaling in aggregate $7.6 million, and on February 28, 2022, $1.9 million. Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 29, August 28 and November 28, 2021, totaling in aggregate $10.8 million, and on February 28, 2022, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, April 30, July 30 and October 30, 2021, totaling in aggregate $15 million, and on January 26, 2022, $4 million.

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

The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. All or a portion of the Series G Convertible Preferred Shares will automatically convert into common shares at the conversion rate if the trading price of the Company’s Common Shares exceed certain levels between 130% and 170% of the conversion price. The holders, however, will be prohibited from converting the Series G Convertible Preferred Shares into common shares to the extent that, as a result of such conversion, the holder would own more than 9.99% of the total number common shares then issued and outstanding. On December 23, 2019, and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares were converted into 583,333 and 6,667 common shares, respectively.

Table of Contents	68

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively, a subsidiary of the Company, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Share ($19 million and $3.9 million in the aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred Shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2.2 million, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021.

Aggregate dividends of $0.50 per common share into which the Series G Convertible Preferred Shares were convertible were paid in 2020, amounting to $0.9 million compared to $0.10 per common share, amounting to less than $0.1 million in 2021. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million for the period September 1, 2021 to and including February 28,2022.

Preferred share dividends on Series F Preferred Shares are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series D and Series E Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. See “Item 10. Additional Information—Description of Share Capital.”

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

Table of Contents	69

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 10.4 years at April 21, 2022. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flows, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $251.7 million and expect to arrange additional senior secured bank loans, to fund the aggregate $283.9 million remaining contract price for our five newbuildings under construction as of December 31, 2021.

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

Summary of Loan Movements Throughout 2021 (in millions of U.S. dollars):

		Balance at				Balance at
		January 1,	New			December 31,
Loan	Vessel	2021	Loans	Prepaid	Repaid	2021
8-year term loan	Rio 2016	60,860	—	—	6,407	54,453
6-year term loan	Sola TS	30,921	—	—	2,474	28,447
8-year term loan	Stavanger TS	37,500	—	—	2,589	34,911
5-year term loan	Sunray	27,370	—	26,393	977	—
7-year term loan	Sunrise	26,393	—	—	2,200	24,193
7-year term loan	Pentathlon	21,764	—	—	3,628	18,136
7-year term loan	Decathlon	30,400	—	—	3,200	27,200
12-year term loan	Maria Energy, Ulysses, Hercules I	209,430	—	—	21,501	187,929
7 1/2-year term loan	Lisboa	68,000	—	—	5,667	62,333
6-year term loan	Brasil 2014	61,275	—	—	7,158	54,117
5-year term loan	Arctic, Antarctic, Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax, Proteas, Promitheas, Propontis	104,770	—	85,039	19,731	—
5-year term loan	Euro	24,383	—	—	2,700	21,683
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	36,488	—	36,488	—	—
8-year term loan	Mediterranean Voyager, Caribbean Voyager	79,304	—	—	4,597	74,707
5-year term loan	Neo Energy	53,500	—	—	6,000	47,500
6-year term loan	Uraga Princess, Spyros K, Dimitris P.	60,804	—	—	8,716	52,088
5-year term loan	Inca, Selini, Salamina	30,682	—	4,951	5,718	20,013
4-year term loan	Amphitrite, Arion, Andromeda	20,800	—	—	5,200	15,600
7-year term loan	Apollo Voyager	56,352	—	—	2,818	53,534
10-year term loan	Artemis Voyager	54,191	—	—	3,011	51,180
7-year term loan	Thomas Zafiras, Leontios H.	67,200	—	—	4,800	62,400
5-year term loan	Elias Tsakos, Oslo TS	64,613	—	—	5,082	59,531
5-year term loan	Parthenon TS	33,600	—	—	2,400	31,200
5-year term loan	Eurovision	31,818	—	—	3,182	28,636
5-year term loan	Byzantion, Bosporos	15,015	—	—	2,730	12,285
2- year term loan	Tenergy	13,875	13,875	—	—	27,750
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	67,305	—	—	11,217	56,088
5-year term loan	Marathon TS	38,556	—	—	2,487	36,069
6-year term loan	Bergen TS	37,125	—	—	2,652	34,473
5-year term loan	Andes, Aegeas, Izumo Princess, Asahi Princess	45,500	—	—	9,100	36,400
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	—	44,500	—	8,091	36,409
5-year term loan	Sunray	—	26,000	—	—	26,000
4-year term loan	Proteas, Promitheas, Propontis	—	38,000	—	—	38,000
4-year term loan	Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax	—	48,750	—	—	48,750
7-year term loan	Porto	—	18,633	—	—	18,633
Total		1,509,794	189,758	152,871	166,033	1,380,648

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

As a result of such financing activities, long-term debt decreased in 2021 by a net amount of $129.1 million compared to a net decrease of $34.8 million in 2020. The debt to capital (equity plus debt) ratio was 51.7% at December 31, 2021, or net of cash, 49.2%, and 52.2% at December 31, 2020 or, net of cash, 49.2%.

Table of Contents	70

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2021 was 61.9%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in five cases 110%, in two cases 115%, one case 125% and in one other case the ratio is based on a formula which takes into account charter value for vessels on time charters) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2021, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty-two loan agreements totaling $1.38 billion. At December 31, 2021 we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2022 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on three- or six-month LIBOR plus a margin. Interest rate swap instruments cover approximately 33.1% of the outstanding debt as of March 31, 2022. We review our hedging position relating to interest on a continuous basis and have regular discussions with banks with regards to terms for potential new instruments to hedge our interest. Some of our existing facilities and interest rate swap will likely be amended to SOFR or an alternative reference rate during 2022 and/or the first half of 2023 prior to three and six-month LIBOR ceasing on June 30, 2023, which may impact our interest rate expense.

Long-Term Contractual Obligations as of December 31, 2021 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2022)	1-3 years (2023-2024)	3-5 years (2025-2026)	More than 5 years (after January 1, 2027)
Long-term debt obligations (excluding interest)	1,380.6	175.1	526.0	461.9	217.6
Vessel operating leases[1]	107.1	34.9	51.9	20.3	—
Interest on long-term debt obligations (including interest rate swap payments)[2]	115.5	32.9	53.1	23.5	6
Purchase Obligations (new-buildings)[3]	480.0	240.5	239.5	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2021)	189.4	21.2	42.0	40.8	85.4
Total	2,272.6	504,6	912,5	546,5	309

(1)	The amounts represent Company’s commitments under sale and leaseback agreement for seven of its vessels, with the agreements for two vessels expiring on December 21, 2022, as of December 31, 2022.

(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2021 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.

(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for six vessels under construction, as of December 31, 2021, one of which has been delivered in 2022.

Table of Contents	71

Item 6.	Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2022, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios Arapoglou	70	Chairman of the Board	2010
Nikolas P. Tsakos	58	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	72	Vice Chairman of the Board, Director	1993
George V. Saroglou	57	Vice President, Chief Operating Officer, Director	2001
Paul Durham	71	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	75	Chief Marine Officer	—
Nicholas F. Tommasino	64	Director	2017
Aristides A.N. Patrinos	74	Director	2006
Efthimios E. Mitropoulos	82	Director	2012
Denis Petropoulos	65	Director	2018

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

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 27 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organisation “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 50 LPG carriers.

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

Table of Contents	72

PAUL DURHAM

CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

Mr. Durham joined Tsakos in 1999 and has served as our Chief Financial Officer and Chief Accounting Officer since 2000. Mr. Durham is a Fellow of the Institute of Chartered Accountants in England & Wales. From 1989 through 1998, Mr. Durham was employed in Athens with the Latsis Group, a shipping, refinery and banking enterprise, becoming Financial Director of Shipping in 1995. From 1983 to 1989, Mr. Durham was employed by RJR Nabisco Corporation, serving as internal audit manager for Europe, Asia and Africa until 1986 and then as financial controller of one of their United Kingdom food divisions. Mr. Durham worked with public accounting firms Ernst & Young (London and Paris) from 1972 to 1979 and Deloitte & Touche (Chicago and Athens) from 1979 to 1983. Mr. Durham is a graduate in Economics from the University of Exeter, England.

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

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is a member of the Novim Group and the Chair of its Scientific Advisory Board. Novim is a think tank based in Santa Barbara California. He is also Visiting Scholar at the New York University Center for Neural Science. Since 2006 he is also affiliated with Synthetic Genomics Inc, (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and currently as Programs and Policy Advisor. SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the Advisory Board of EdenRoc Sciences, a privately held biotechnology company formed to cultivate world-class life sciences companies; and on the Science Advisory Board of DataCubed Inc., a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the Energy Futures Initiative, and the translational medicine program of the University of Pittsburgh. He started his career as an Assistant Professor at the University of Rochester, New York. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratory and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment, including global climate change. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is the recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University in Evanston, Illinois. During 2016, Dr. Patrinos was Senior Advisor to DOE Secretary Ernest Moniz. In 2013, an EU stamp was issued in his honor, and he is an honorary citizen of the Greek County of Vari, Voula, and Vouliagmeni.

Table of Contents	73

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

NICHOLAS F. TOMMASINO

DIRECTOR

Mr. Tommasino is a retired partner of Deloitte LLP, a global professional services firm focusing on Audit, Tax, Advisory and Consulting services (“D&T”). With more than 38 years of experience, including 27 as a Partner until his retirement in 2016, he served global clients in a variety of industries including Transportation, Telecommunications, Pharmaceuticals, Agribusiness and Hospitality. He provided services across a wide range of areas including audit, mergers and acquisitions, U.S. listings, including foreign private issuers, and regulatory and risk areas. He held a number of leadership roles from leading the New York Audit and Advisory practice to the Northeast Practice to the entire East Sector culminating in his assuming the role of Chairman and CEO of Deloitte and Touche LLP (D&T) where he was responsible for all aspects of a multi-billion dollar, fourteen thousand personnel, professional services firm. He directed the Development and Implementation of Strategy, Operations, Talent, Quality, Governance and Cultural Cultivation at D&T. He was a Board member of D&T (including Chairman) and chaired the D&T Executive Committee. He served as a Trustee and Vice President of the Madison Square Boys and Girls Club. He was an associate adjunct professor at Columbia University. He graduated Summa Cum Laude with a BS in accounting from Manhattan College.

Table of Contents	74

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

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. At December 31, 2021 we had nine directors on our Board, and currently have eight directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Tommasino, Arapoglou, Mitropoulos and Petropoulos and Drs. Patrinos) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company. We currently have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members.

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

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2021 without participation of the Company’s management and will continue to do so in 2022. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

Audit Committee

The current members of the Audit Committee are Messrs. Tommasino and Arapoglou each of whom is an independent director. Mr. Tommasino is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee is appointed by the Board and is responsible for, among other matters:

•	engaging the Company’s external and internal auditors;

•	approving in advance all audit and non-audit services provided by the auditors;

•	approving all fees paid to the auditors;

•	reviewing the qualification and independence of the Company’s external auditors;

•	discussing compliance with accounting standards and any proposals which the external auditors have made regarding the Company’s accounting standards with the external auditors;

•	overseeing the Company’s financial reporting and internal control functions;

•	overseeing the Company’s whistleblower’s process and protection;

Table of Contents	76

•	overseeing general compliance with related regulatory requirements;

•	overseeing the executive management’s identification and assessment of risks that the Company faces and the establishment of a risk management structure capable of addressing and mitigating those risks;

•	overseeing the division of risk-related responsibilities among each of the Board committees as clearly as possible and performing a gap analysis to confirm that the oversight of any risk is not missed;

•	in conjunction with the full Board, approving the Company-wide risk management program; and

•	assessing whether the Company’s technical and commercial managers have effective procedures for managing risks.

The Board of Directors has determined that each of Messrs. Tommasino and Arapoglou, whose biographical details are included herein, qualifies as an “audit committee financial expert” under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino and Petropoulos and Dr. Patrinos, each of whom is an independent director. Dr. Patrinos is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

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

Business Development and Capital Markets Committee

The current members of the Business Development and Capital Markets Committee are Messrs. Arapoglou, Jolliffe, Saroglou and Tsakos. Mr. Jolliffe is Chairman of the committee. The Business Development and Capital Markets Committee was established in 2014 for the purpose of overseeing the financial policies and activities of the Company and its subsidiaries relating to the Company’s capital structure and capital raising activities. The committee reviews and approves presentations to, and communications with, shareholders, financial analysts, and potential investors and oversees the establishment and maintenance of the Company’s relations with investment banks and financial institutions, as well as the development and expansion of the Company’s business, including the evaluation of strategic growth opportunities.

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2021, the aggregate cash compensation of all of the members of the Board was $632,500 per the following annual fee schedule, which was approved by the shareholders of the Company on June 24, 2021:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2021.

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

From 2010 to 2014 the Corporate Governance, Nominating and Compensation Committee did not establish a performance incentive program for Tsakos Energy Management. In May 2015, a management incentive award program based on various performance criteria was approved by the Board of Directors. In March 2019 and October 2018 the Board of Directors decided to reward the management company with an award of $0.5 million and $0.2 million, respectively, based on various performance criteria, and taking into account cash availability and market volatility. The award is accounted for on a straight-line basis within the year it is determined. In 2021, an amount of $0.5 million was awarded to Tsakos Energy Management relating to various performance criteria. In 2020, an amount of $1.5 million was awarded to Tsakos Energy Management relating to various performance criteria and an amount of $1.5 million was awarded to Tsakos Energy Management in relation to newbuilding program of 2020. There was no such an award in 2019.

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,400 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2021.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options, of which 134,290 Common Shares remain available for issuance. In 2021, 2020 and 2019, no RSUs or other awards were issued. As of December 31, 2021, there were no outstanding (non-vested) RSUs or other equity awards.

Total stock compensation expense recognized was $nil for the years ended December 31, 2021, December 31, 2020, and December 31, 2019.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2021	2020	2019
Tsakos Shipping and Trading S.A. (commissions)	6,821	8,060	7,405
Tsakos Energy Management Limited (management fees)	20,203	20,271	20,147
Tsakos Columbia Shipmanagement S.A. (special charges)	2,186	1,327	2,038
Argosy Insurance Company Limited (insurance premiums)	10,002	9,480	9,519
AirMania Travel S.A. (travel services)	5,098	4,380	5,617

Total expenses with related parties	44,310	43,518	44,726

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2021 and 2020, the outstanding advances to TCM amounted to $14.6 million and $20.7 million, and the amount due to Tsakos Shipping was $1.4 million and $1.4 million, respectively. In 2021, 2020 and 2019, an additional amount of $2.2 million, $1.3 million and $2.0 million, respectively, was paid in fees directly by the Company to TCM for additional services it provided or arranged in relation to information technology, application of corporate governance procedures required by the Company and seafarers’ training.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $20.2 million in 2021, $20.3 million in 2020 and $20.1 million in 2019. In 2021, 2020 and 2019, we granted Tsakos Energy Management an incentive award of $0.5 million, $1.5 million and $0.5 million, respectively. In addition, a special award of $1.5 million was paid to Tsakos Energy Management in relation to newbuilding program in 2020. No special award was granted in 2019.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2021 would have resulted in a payment of approximately $156.6 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. For 2021, monthly fees for operating conventional vessels continued to be $27.5 thousand per owned vessel, apart from seven vessels which are managed by a third party with monthly management fees of $28.0 thousand per vessel, and $20.4 thousand for chartered-in vessels and vessels bareboat chartered out. Monthly management fees for the DP2 shuttle tankers continue to be $35.0 thousand per vessel. Monthly management fees for vessels managed by a third party i.e. the suezmax Eurochampion 2004, the aframaxes Maria Princess, Sapporo Princess and the VLCCs Ulysses and Hercules, were $28.0 thousand of which $15.0 thousand was payable to the third-party manager and the handymaxes Afrodite and Ariadne were $27.5 thousand of which $14.5 thousand was payable to the third-party manager. The monthly fee for the LNG carriers is $37.8 thousand of which $10.0 thousand is payable to Tsakos Energy Management and $27.8 thousand to the third-party manager. We paid Tsakos Energy Management aggregate management fees of $20.2 million in 2021, $20.3 million in 2020 and $20.1 million in 2019.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2021, the panamax tanker Maya was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. There was no such brokerage commission in 2019. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $6.8 million in 2021 ($8.1 million in 2020 and $7.4 million in 2019).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2020, $1.0 million in aggregate was paid for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. No such fee was paid in 2021 and 2019.

Table of Contents	80

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2021, 2020 and 2019, we were charged an aggregate of $10.0 million, $9.5 million and $9.5 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2021, 2020 and 2019, we were charged an aggregate of $5.1 million, $4.4 million, $5.6 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 21, 2022 held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 28,169,637 Common Shares outstanding on April 21, 2022. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,163,003	11.2%
Redmont Trading Corp.(1)	738,001	2.6%
First Tsakos Investments Inc.(1)	2,425,002	8.6%
Konstantinos Konstantakopoulos (2)	2,348,213	8.3%
Sea Consolidation S.A. of Panama(3)	1,435,000	5.1%
Methoni Shipping Company Limited (3)	1,363,702	4.8%
Intermed Champion S.A. of Panama(3)	813,500	2.9%
Tsakos Energy Management Ltd. (3)	515,000	1.8%
All officers and directors as a group (10 persons)(4)	120,476	*

 *Less than 1%.

(1)	Tsakos Holdings Foundation (“Tsakos Holdings”) is the sole holder of outstanding capital stock of First Tsakos Investments Inc. (“First Tsakos”) and Redmont Trading Corp. (“Redmont”) and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2

Based solely upon the Amendment No. 2 to Schedule 13G filed on January 21, 2022 by Longshaw Maritime Investments S.A. and Konstantinos Konstantakopoulos, Longshaw Maritime Investments S.A. is controlled by Konstantinos Konstantakopoulos, resulting in his indirect ownership of all 2,348,213 common shares.

Table of Contents	81

(3)	Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,435,000, 813,500, 1,363,702, 515,000, 3,612,202 and 4,168,802 common shares, respectively. Each of Panayotis Tsakos and Nikolas Tsakos, our president and chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls Tsakos Energy Management Ltd. and may be deemed to indirectly own the common shares held by Tsakos Energy Management Ltd. Panayotis Tsakos is the father of Nikolas Tsakos.

(4)	Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 310,000, or 8.8%, of our outstanding Series D Preferred Shares, 130,000, or 2.7%, of our outstanding Series E Preferred Shares, and 150,000, or 2.2%, of our outstanding Series F Preferred Shares as of April 21, 2022. Entities affiliated with Nikolas Tsakos own 5,000, or 0.01%, of our outstanding Series D Preferred Shares and 40,000, or 0.08%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of April 21, 2022.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, as of April 21, 2022.

As of April 21, 2022, we had 11 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 28,150,429 common shares representing approximately 99.9% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8.	Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 21, 2022, individually or in the aggregate, is not material to us.

Please refer to Note 12, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this report.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay semi-annual cash dividends on our common shares.

We had 3,517,061 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022. The holders of those shares are entitled to a quarterly dividend of $0.546875 per share payable quarterly in arrears on the 28th day of February, May, August and November each year when, as and if declared by our Board of Directors.

We had 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

We had 6,747,147 Series F Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

Table of Contents	82

 We had 459,286 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 21, 2022. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date, and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

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

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 35,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 3,910,000 preferred shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares”, 5,000,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares” and 459,286 preferred shares have been designated Series G Redeemable Convertible Perpetual Preferred Shares as described below under “— Series G Convertible Preferred Shares.” As of April 21, 2022, there were outstanding: 28,169,637 common shares (and 678,173 common shares issued and held as treasury shares), 3,517,061 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,745,947 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, 6,747,147 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares and 459,286 Series G Redeemable Convertible Perpetual Preferred Shares.

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

Series D Preferred Shares

We have 3,517,061 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on April 29, 2015, in the first quarter of 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series E Preferred Shares and the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,745,947 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series D Preferred Shares, the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,747,147 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 21, 2022, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series D Preferred Shares, Series E Preferred and Series G Convertible Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Table of Contents	83

Series G Convertible Preferred Shares

We had 459,286 of our Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 21, 2022. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”) pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares and on February 1, 2021 we redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Shyris Shipping Preferred Shares and on August 2, 2021 we redeemed 357,063 Series G Convertible Preferred Shares in exchange for 388,841 Shyris Shipping Preferred Shares (as defined below). The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

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

As noted above, on February 1, 2021 (the “Initial Redemption Date”), outstanding Series G Convertible Preferred Shares, which had an aggregate redemption price of $19.0 million were mandatorily exchanged for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share, each with a liquidation preference of $10.00 per share (the “Shyris Shipping Preferred Shares”) issued by a subsidiary of the Company, Shyris Shipping Company S.A., which owns all of the equity interests in subsidiaries which own four conventional crude oil tankers delivered in 2019 and 2020. On August 2, 2021, a further 388,841 Shyris Shipping Preferred Shares were issued in exchange for 357,063 Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the 459,286 Series G Convertible Preferred Shares that remained outstanding as of April 21, 2022 will be mandatorily redeemed for Shyris Shipping Preferred Shares (or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares exceeds $16.0 million, converted into common shares at the conversion rate).

Table of Contents	84

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

The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million for the period September 1, 2021, to and including February 28, 2022. The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to adjustment. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company. At any time that Shyris Shipping Preferred Shares are outstanding, free cash flow available for distribution, as defined in the Statement of Designation of the Shyris Shipping Preferred Shares, is required to be applied by Shyris Shipping towards any accrued and unpaid dividends and redemption of such Shyris Shipping Preferred Shares before any dividends on, or repurchases or redemptions of, other equity securities of the Shyris Shipping Preferred Shares. The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions. The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances. If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares. On April 15, 2022, Shyris Shipping redeemed 75,000 Shyris Shipping Preferred Shares for an aggregate redemption price of $757,260. As of April 21, 2022, 2,213,841 Shyris Shipping Preferred Shares were outstanding.

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

Table of Contents	85

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

Table of Contents	86

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

Table of Contents	87

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

Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination, is at least as great as the ratio of (iii) the highest per share price, (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any of our subsidiaries, directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion).

Table of Contents	88

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

Table of Contents	89

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the share capital of Tsakos Energy Navigation Limited, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2022 is $19,605.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares who or which is:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

This summary deals only with common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	Dealers or traders in securities or currencies;

•	Financial institutions;

•	Insurance companies;

•	Tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

Table of Contents	90

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	A person subject to United States federal alternative minimum tax;

•	A partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code and regulations, administrative pronouncements and judicial decisions as of the date of this Annual Report; any such authority may be repealed, revoked or modified, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below. No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court.

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•	More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

Table of Contents	91

•	Our common shares, Series C Preferred Shares (prior to their redemption on October 30, 2020), Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares, which are not listed on an exchange were our sole classes of our issued and outstanding shares in 2021, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2021 and we expect that will continue to be the case in subsequent years.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares since their issuance on September 25, 2019, are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2021, we satisfied the listing requirement for 2021. We expect that we will continue to do so, with respect to our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, notwithstanding our outstanding Series G Convertible Preferred Shares which are not listed on an exchange, for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2021 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares and Series G Convertible Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in 2021 and we expect to be the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

Table of Contents	92

Until such time, if any, as the Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are entitled to vote, because Schedule 13G and Schedule 13D filings are only required for voting stock, it could be difficult to determine 5% Stockholders of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares. In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares for more than half the number of days during the taxable year.

We do not believe that we were subject to the 5 Percent Override Rule for 2021. Therefore, we believe that we satisfied the Publicly-Traded Test for 2021. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•	We or one of our subsidiaries has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•	(i) in the case of shipping income other than that derived from bareboat charters, substantially all of our or such subsidiary’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States and (ii) in the case of shipping income from bareboat charters, substantially all of our or such subsidiary’s income from bareboat charters is attributable to a fixed place of business in the U.S.
Table of Contents	93

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

Table of Contents	94

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

Table of Contents	95

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

Table of Contents	96

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

We do not believe that we were classified as a PFIC for our taxable year ended December 31, 2021. Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard.

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

Table of Contents	97

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

Table of Contents	98

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

Table of Contents	99

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

You are urged to consult your tax advisor regarding our possible classification as a PFIC, as well as the potential tax consequences arising from the ownership and disposition, directly or indirectly, of interests in a PFIC.

Unearned Income Medicare Contribution Tax

Certain United States holders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. You are encouraged to consult your tax advisors regarding the effect, if any, of this tax on the ownership and disposition of our shares.

Additional Disclosure Requirement

U.S. individuals that hold certain specified foreign financial assets with value in excess of reporting thresholds of $50,000 (in the case of unmarried taxpayers) or more (which include shares in a foreign corporation) are subject to U.S. return disclosure requirements (and related penalties for failure to disclose). Such U.S. individuals are required to file IRS Form 8938, listing these assets, with their U.S. Federal income tax returns. You are encouraged to consult your tax advisors concerning the filing of IRS Form 8938.

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

Table of Contents	100

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 31, 2022, we had a notional amount of $488.8 million in hedging swaps. The annualized impact resulting from a 0.25%-point increase in interest rates based on the notional amount at December 31, 2021 would be an increase of approximately $1.3 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $3.5 million based on the outstanding amounts as of December 31, 2021 and the loans scheduled for amortization as of that date.

Table of Contents	101

The table below provides information about our financial instruments at December 31, 2021, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

		Expected Maturities(1)
	Balance as of Dec. 31, 2021	2022	2023	2024	2025	2026	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,380.6	175.1	243	283	262.1	199.8	217.6
Weighted Average Interest Rate	2.02%	2.19%	2.96%	3.16%	3.19%	3.05%	2.39%
	1,380.6	175.1	243	283	262.1	199.8	217.6
Interest Rate Swaps (or Derivatives):
Interest rate swaps—variable to fixed Notional Amount at December 31, 2021	503.8	55.9	79.4	166.6	78.4	77.9	45.6
Average Pay Rate	2.01%	2.01%	1.95%	2.42%	2.90%	3.16%	3.16%
Average Receive Rate	0.18%	0.65%	1.73%	1.89%	1.67%	2.35%	1.65%

(1)	These are the expected maturities based on the balances as of December 31, 2021.

(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on SOFR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2021, the Company entered into two swap agreements. During 2020, the Company entered into six swap agreements and six put options and paid a premium of $1.2 million. On the basis of 233,000 MT of bunker fuel purchased in the spot market during 2021 every $1/MT increase in prices, decreases annual earnings and cash flow by $0.23 million.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2021, approximately 21.5% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2021 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

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

Table of Contents	103

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2021, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2021, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-3 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Company has determined that Nicholas Tommasino and Efstratios Arapoglou , whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each satisfies the “accounting or related financial management expertise” standard of the New York Stock Exchange.

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

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2021 and 2020.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2021 and 2020 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2021 and 2020 (in Euros) was €719,250 and €686,700 respectively.

Audit-Related Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2021 or 2020.

Tax Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2021 or 2020.

All Other Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2021 or 2020.

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

In 2021, the Company acquired 19,836 common shares for a total amount of $0.2 million, with the average purchase price of $8.33 per share and did not repurchase any preferred shares. The below table presents information about our common share repurchases through December 31, 2021. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act.

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share (b)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (c)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (d)
January 28 to January 29, 2021	9,836	8.25	9,836	40,210,869
February 2, 2021	10,000	8.49	10,000	40,200,869

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Pursuant to NYSE Rule 303A.07, the NYSE requires that the audit committee of a listed U.S. company have a minimum of three members. As permitted under Bermuda law, our audit committee currently consists of two members.

Item 16H.	Mine Safety Disclosure

Not Applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Table of Contents	104

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The following financial statements together with the reports of our independent registered public accounting firm, beginning on page F-1, are filed as part of this annual report.

Item 19.	Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act, as amended (Commission File Number 001-31236).

Number	Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 1.1 to the Company’s Form 6-K filed with the SEC on July 7, 2020, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 24, 2015, and hereby incorporated by reference)

2.2	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

2.3	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

2.4	Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares of Tsakos Energy Navigation Limited, dated September 25, 2019 (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 27, 2019 and hereby incorporated by reference) and the Amendment thereto, dated October 8, 2020 (filed as Exhibit 99.2 to the Company’s Form 6-K furnished to the SEC on October 9, 2020 and hereby incorporated by reference)

2.5	Description of Securities (filed herewith)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

Table of Contents	105

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

4.3	Share Purchase Agreement, dated as of September 23, 2019, by and among Tsakos Energy Navigation Limited, Shyris Shipping Company S.A. and AY Tank Limited, as purchaser (including forms of Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares, Shyris Shipping Statement of Designation of Series B Cumulative Redeemable Perpetual Preferred Shares, and Registration Rights Agreement) (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 23, 2019 and hereby incorporated by reference)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

101.INS	XBRL Instance Document (filed herewith)

101.SCH	XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

Table of Contents	106

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 28, 2022

Table of Contents	107

 TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss)/income, other comprehensive (loss)/income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

Impairment of vessels, including right-of-use assets under operating leases

Description of the matter

As of December 31, 2021, the carrying value of the Company’s vessels, including right of use assets under operating leases, plus any unamortized dry-docking costs and leasehold improvements was $2,525,828 thousands.   As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset plus any unamortized dry-docking costs and leasehold improvements might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel or over the remaining lease term of the right-of-use asset to the carrying value plus any unamortized dry-docking costs and leasehold improvements. Where a vessel’s or a right of use asset’s carrying value plus any unamortized drydocking costs and leasehold improvements exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus any unamortized dry-docking costs and leasehold improvements over the fair value of the vessel or right-of-use asset. During the year ended December 31, 2021, the Company recognized impairment charges of $86,368 thousands in relation to 7 vessels.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days when forecasting the undiscounted net operating cash flows. These future charter rates are subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right of use assets under operating leases. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

Table of Contents	F- 2

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel and right-of-use- asset against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel and right-of-use asset charter rates for non-contracted revenue days against internal and external market data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the net operating cash flows. We evaluated the accuracy of the forecast by comparing actual results to management's historical forecasts. Our procedures also included testing the completeness and accuracy of the future charter rate data used within the forecasts. For vessels where the carrying value exceeded the undiscounted projected net operating cash flows, we inspected the independent broker valuation reports used by management to determine the market value. We evaluated the objectivity and competence of the independent brokers who performed the valuation by considering the work they were engaged to perform, professional qualifications, remuneration structure, and experience. We assessed the adequacy of the Company’s disclosures in Notes 1(i) and 4.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 28, 2022

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of comprehensive (loss) / income, other comprehensive (loss) / income, stockholders‘ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 28, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens , Greece

April 28, 2022

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2021, AND 2020 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$117,192	$160,475
Restricted cash	10,005	11,296
Margin deposits (Note 14)	5,849	6,153
Trade accounts receivable, net (Note 1(f))	30,622	25,273
Capitalized voyage expenses	1,839	1,601
Due from related parties (Note 2)	14,607	20,786
Advances and other	20,176	18,019
Vessels held for sale (Note 1(j))	—	54,000
Inventories	22,918	21,813
Prepaid insurance and other	1,861	1,416
Receivable, short-term (Note 4)	12,741	—
Current portion of financial instruments—Fair value (Note 14)	1,852	642
Total current assets	239,662	321,474
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	1,526	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	88,573	67,110
LONG-TERM RECEIVABLE (Note 4)	23,163	27,294
FIXED ASSETS (Note 4)
Advances for vessels under construction	104,635	49,030
Vessels	3,279,440	3,618,309
Accumulated depreciation	(876,482)	(1,003,197)
Vessels’ Net Book Value	2,402,958	2,615,112
Total fixed assets	2,507,593	2,664,142
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	34,297	32,255
Total assets	$2,894,814	$3,112,275
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$172,936	$232,428
Payables	74,912	55,291
Due to related parties (Note 2)	7,747	4,003
Accrued liabilities	27,851	40,551
Unearned revenue	9,020	12,623
Current portion of obligations under operating leases (Note 4)	29,749	20,976
Current portion of financial liability (Note 4)	997	905
Current portion of financial instruments—Fair value (Note 14)	8,884	15,263
Total current liabilities	332,096	382,040
LONG-TERM DEBT, net of current portion (Note 6)	1,200,251	1,267,929
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 4)	58,824	46,134
FINANCIAL LIABILITY, net of current portion (Note 4)	3,196	4,243
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	8,656	30,111
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Convertible Preferred Shares issued and outstanding at December 31, 2021 and 3,424,803 Series D Preferred Shares, 4,600,000 Series E Preferred Shares, 6,000,000 Series F Preferred Shares and 2,615,000 Series G Convertible Preferred Shares issued and outstanding at December 31, 2020.	15,461	16,640
Common shares, $ 5.00 par value; 35,000,000 shares authorized at December 31, 2021 and December 31, 2020; 25,244,113 shares issued and 24,565,940 shares outstanding at December 31, 2021 and 19,194,615 shares issued and 18,215,679 shares issued and outstanding at December 31, 2020 respectively.	126,221	95,973
Additional paid-in capital	973,582	949,090
Cost of treasury stock	(6,791)	(9,834)
Accumulated other comprehensive loss	(17,175)	(36,994)
Retained earnings	149,505	338,800
Total Tsakos Energy Navigation Limited stockholders’ equity	1,240,803	1,353,675
Non-controlling interest	50,988	28,143
Total stockholders’ equity	1,291,791	1,381,818
Total liabilities and stockholders’ equity	$2,894,814	$3,112,275

The accompanying notes are an integral part of the consolidated financial statements.

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2021	2020	2019
VOYAGE REVENUES:	$546,120	$644,135	$597,452
EXPENSES:
Voyage expenses	198,078	145,267	125,802
Charter hire expense	30,056	21,602	10,822
Vessel operating expenses	173,277	179,205	180,233
Depreciation and amortization	143,253	137,100	139,424
General and administrative expenses	29,130	29,040	27,696
Loss on sale of vessels (Note 4)	5,817	6,451	—
Impairment charges (Note 3, 4)	86,368	28,776	27,613
Total expenses	665,979	547,441	511,590
Operating (loss) income	(119,859)	96,694	85,862
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(31,407)	(70,579)	(74,723)
Interest income	703	1,071	3,694
Other, net	(18)	36	(825)
Total other expenses, net	(30,722)	(69,472)	(71,854)
Net (loss) income	(150,581)	27,222	14,008
Less: Net (income) loss attributable to the non-controlling interest	(820)	(3,220)	1,118
Net (loss) income attributable to Tsakos Energy Navigation Limited	$(151,401)	$24,002	$15,126
Effect of preferred dividends (Note 10)	(33,603)	(36,579)	(40,400)
Deemed dividend on Series B Preferred Shares (Note 10)	—	—	(2,750)
Deemed dividend on Series C Preferred Shares (Note 10)	—	(2,493)	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares (Note 10)	(2,171)	—	—
Net loss attributable to common stockholders of Tsakos Energy Navigation Limited	$(187,175)	$(15,070)	$(28,024)
Loss per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$(9.53)	$(0.80)	$(1.58)
Weighted average number of shares, basic and diluted	19,650,307	18,768,599	17,751,585

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE (LOSS) INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2021	2020	2019
Net (loss) income	$(150,581)	$27,222	$14,008
Other comprehensive income (loss)
Unrealized losses from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	19,819	(18,641)	(9,693)
Comprehensive (loss) income	(130,762)	8,581	4,315
Less: comprehensive (income) loss attributable to the non-controlling interest	(820)	(3,220)	1,118
Comprehensive (loss) income attributable to Tsakos Energy Navigation Limited	$(131,582)	$5,361	$5,433

 The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2018	$18,025	$87,605	$996,833	—	$—	$400,933	$(8,660)	$1,494,736	$12,041	$1,506,777
Net income (loss)	—	—			—	15,126		15,126	(1,118)	14,008
Issuance of Series G Convertible Preferred Shares	3,500		30,484					33,984		33,984
Conversion of Series G Convertible Preferred Shares	(875)	2,917	(2,042)
Sale of Common Shares		4,557	11,995					16,552		16,552
Capital contribution from non-controlling interest									10,000	10,000
Cash dividends paid ($0.25 per common share)						(8,907)		(8,907)		(8,907)
Redemption of Series B Preferred Shares paid	(2,000)		(45,250)			(2,750)		(50,000)		(50,000)
Dividends paid on Series B preferred shares						(3,000)		(3,000)		(3,000)
Dividends paid on Series C preferred shares						(4,438)		(4,438)		(4,438)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,639)		(10,639)		(10,639)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(583)		(583)		(583)
Other comprehensive loss							(9,693)	(9,693)		(9,693)
BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319
Net income						24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treasury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non-controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Partial redemption of Series G convertible preferred shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred shares of subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019 (Expressed in thousands of U.S. Dollars)

	2021	2020	2019
Cash Flows from Operating Activities:
Net (loss) income	$(150,581)	$27,222	$14,008
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation	126,821	127,278	128,783
Amortization of deferred dry-docking costs	16,432	9,822	10,641
Amortization of deferred finance costs	3,246	3,782	4,822
Interest expense on long term receivable, net	(32)	1,932	—
Change in fair value of derivative instruments	(12,054)	8,121	(820)
Loss on sale of vessels	5,817	6,451	—
Impairment charges	86,368	28,776	27,613
Payments for dry-docking	(27,157)	(16,291)	(12,871)
(Increase) Decrease in:
Receivables, net	(1,327)	19,659	(9,056)
Margin deposits	304	(6,153)	—
Inventories	(1,105)	(8,781)	7,356
Prepaid insurance and other	(445)	(521)	178
Capitalized voyage expenses	(238)	(1,096)	112
Increase (Decrease) in:
Payables	23,365	14,981	2,415
Accrued liabilities	(12,700)	(10,322)	5,108
Unearned revenue	(3,603)	556	6,060
Net Cash provided by Operating Activities	53,111	205,416	184,349
Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(55,605)	(39,671)	(55,988)
Vessel acquisitions and/or improvements	(5,623)	(148,569)	(46,217)
Proceeds from sale of vessels	53,224	93,627	—
Net Cash used in Investing Activities	(8,004)	(94,613)	(102,205)
Cash Flows from Financing Activities:
Proceeds from long-term debt	189,758	348,903	494,368
Financing costs	(1,270)	(2,964)	(3,556)
Payments of long-term debt	(318,904)	(383,660)	(556,939)
Purchase of treasury stock	(168)	(9,834)	—
Redemption of Series B preferred shares	—	—	(50,000)
Redemption of Series C preferred shares	—	(50,000)	—
Proceeds from stock issuance program, net	53,476	3,461	16,552
Proceeds from preferred stock issuance, net	23,741	—	33,984
Cash dividends	(36,314)	(46,708)	(49,309)
Capital contribution from non-controlling interest to subsidiary	—	4,000	10,000
Net Cash used in Financing Activities	(89,681)	(136,802)	(104,900)
Net decrease in cash and cash equivalents and restricted cash	(44,574)	(25,999)	(22,756)
Cash and cash equivalents and restricted cash at beginning of period	171,771	197,770	220,526
Cash and cash equivalents and restricted cash at end of period	$127,197	$171,771	$197,770
Interest paid
Cash paid for interest, net of amounts capitalized	$40,840	$53,813	$70,755
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	117,192	160,475	184,835
Restricted cash	10,005	11,296	12,935
Total Cash and cash equivalents and restricted cash	127,197	171,771	197,770

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of its common shares. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented prior to the reverse stock split.

Impact of COVID-19 and conflict in Ukraine on the Company’s Business

The impact of the COVID-19 pandemic and the conflict in Ukraine will continue to negatively affect the global economy and demand for oil and charter rates, which may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

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

(c) Other Comprehensive (Loss) Income: The consolidated statement of other comprehensive (loss) income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive loss on the face of the statement in which the components of other comprehensive (loss) income are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

(e) Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

Table of Contents	F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage billings and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2021 and 2020, the Company had no write offs ($3,218 during 2019) of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Comprehensive (Loss) Income.

The adoption of ASC 326 primarily impacted trade accounts receivable recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted for in accordance with Topic 842, Leases, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted for in accordance with Topic 606, Revenues from Contracts with Customers, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No additional allowance was warranted for the years ended December 31, 2020 and December 31, 2021.

No allowance was recorded on insurance claims as of January 1, 2020, December 31, 2020, and December 31, 2021, as their balances were immaterial. In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed.

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

(h) Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the average demolition prices prevailing in the market during the last four years for which historical data were available. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net loss for the year ended December 31, 2021, by $746 or $0.04 per weighted average number of shares, both basic and diluted. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard.

Table of Contents	F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(i) Impairment of Fixed Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(k)) may not be recoverable. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2021, 2020 and 2019, indicated an impairment charge of $86,368, $zero and $18,661, respectively (Note 4).

In addition, the Company reviews and tests its right-of use-assets for impairment at each reporting date by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2021, 2020, indicated no impairment charge.

(j) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2021, there were no vessels held for sale. At December 31, 2020, the Company considered that the suezmax tankers, Arctic and Antarctic met the criteria to be classified as held for sale. At December 31, 2019, the Company considered that the suezmax tankers Archangel, Alaska, Silia T and the aframax tanker Izumo Princess met the criteria to be classified as held for sale.

(k) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

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

Table of Contents	F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Sale and Leaseback Transactions: The Company has entered into seven sale and leaseback transactions accounted for as operating leases as of December 31, 2021 (Note 4). According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use asset, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

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

(n) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters, are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $255,017, $259,015 and $215,197 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021 and 2020, receivables from voyage charters and contracts of affreightment amounted to $23,160 and $21,268 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted for as operating leases, ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842 (Note 1 (m)).

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as a variable rate operating leases, falling under the scope of ASC 842 (Note 1(m)) and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

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

Revenues from time, bareboat and pooling charter arrangements amounted to $291,103, $385,120 and $382,255 for the years ended December 31, 2021, 2020 and 2019, respectively.

Revenues generated from time charter and bareboat are usually collected in advance.

Voyage related and vessel operating costs: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2021, to fulfill contracts were $5,466. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance and to revenue resulting from charter agreements with varying rates.

Table of Contents	F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Customers’ concentration: Voyage revenues for 2021, 2020 and 2019 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2021	2020	2019
A	14%	12%	13%
B	11%	9%	11%
C	8%	9%	10%

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

Table of Contents	F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

(r) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(s) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

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

(u) Net (Loss) Income Per Share Attributable to Common Stockholders: The Company computes net (loss) income per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

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

New Accounting Pronouncements—Not Yet Adopted

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR, or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on, certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be adopted through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures, considering that none of the Company’s floating rate credit facilities, based on the U.S. dollar LIBOR rates, were discontinued as of January 1, 2022. In March 2022, the Company has entered into a loan agreement based on Compounded Reference Rate of the day.

Table of Contents	F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after December 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

2. Transactions with Related Parties

(a) Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree. In 2021, 2020 and 2019, the monthly fees for operating conventional vessels were $27.5. Monthly fees for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0 for 2021 and $27.7 for 2020 and $27.5 for 2019. Monthly fees for third-party managed vessels, the handymaxes Afrodite and Ariadne, amounted to $27.5. Chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees are $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers amounted to $37.8 for 2021 and $37.3 for 2020 and $36.9 for 2019. The Management Company, for services rendered, charged $20,203, $20,271 and $20,147 for the years ended December 31, 2021, 2020 and 2019, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2021, 2020 and 2019, an award of $500, $1,500 and $500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. In addition, a special award of $1,500 was paid to the Management Company in relation to newbuilding program in 2020 which has been included as an additional newbuilding cost in 2020 in the accompanying consolidated financial statements.

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

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2021, are $21,185 for 2022, $20,829 for 2023, $21,127 for 2024, $20,667 for 2025, $20,148 for 2026 and $85,445 from 2027 to 2031.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, 2020 and 2019. These fees in total amounted to $530, $740 and $850 for the years ended December 31, 2021, 2020 and 2019, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2021, the amount due from the Management Company was $12 ($93 due from the Management Company at December 31, 2020).

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

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $2,186, $1,327 and $2,038 for the years ended December 31, 2021, 2020 and 2019, respectively.

At December 31, 2021, the amount due from TCM was $14,595 ($20,693 at December 31, 2020), relating to vessel operating expenses to be incurred in the following month.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive (Loss) Income. Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2021 and 2020, Tsakos Shipping charged a brokerage commission of $0.1 million and $0.2 million, respectively representing 1.0% of the sale price of each vessel, the panamax tanker Maya, the suezmax tanker Silia T. and the handysize tanker Didimon. In 2019 there were no such sale and purchase charges. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. In 2021 and 2019, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $6,821, $8,060 and $7,405 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, the amount due to Tsakos Shipping was $1,439 ($1,376 at December 31, 2020). At December 31, 2021, an amount of $338 ($317 at December 31, 2020) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $10,002, $9,480 and $9,519 for the years ended December 31, 2021, 2020 and 2019, respectively. At December 31, 2021, the amount due to Argosy was $5,805 ($2,190 at December 31, 2020). At December 31, 2021, an amount of $1 ($1 at December 31, 2020) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $5,098, $4,380, and $5,617 for the years ended December 31, 2021, 2020 and 2019, respectively.

At December 31, 2021, the amount due to AirMania was $503 ($437 at December 31, 2020).

3. Long-term Investments

At December 31, 2021 and 2020, the Company held 125,000 common shares at a total cost of $1,000 in a private U.S. company which undertakes research into synthetic genomic processes which may have a beneficial environmental impact within the energy and maritime industries. Management performed a qualitative assessment considering impairment indicators and evaluated that the investment was fully impaired in 2019. The impairment charge of $1,000 is included in “Impairment Charges” in the accompanying 2019 Consolidated Statements of Comprehensive (Loss) Income. No income was received from this investment during 2021, 2020 and 2019.

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

 4. Vessels

Acquisitions

In 2021, there were no vessel acquisitions.

On January 7, 2020, September 21, 2020 and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate cost of $197,845. On October 21, 2019, the Company took delivery of its newbuilding aframax tanker Mediterranean Voyager for $51,980.

Sales

In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121. In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451.There were no vessel sales in 2019. The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

Sale and Leaseback

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there is a seller’s credit of $13,000 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as short-term receivable amounting to $12,741, which is due to be received on December 21, 2022, upon expiration of the lease term. In accordance with ASC 842 and the package of practical expedients, the Company continues to account for the transaction as an operating lease.

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $10,909. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $4,222. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2021, the Company has classified the seller’s credit, as long-term receivable amounting to $8,032. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in Loss on sale of vessels in the accompanying Consolidated Statement of Comprehensive (Loss) Income.

At December 31, 2021 and 2020, the Company has assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2021, the Company recognized on its consolidated balance sheet a right-of-use asset of $42,440 for the two suezmaxes Arctic and Antarctic, $11,333 for the aframax tanker Sakura Princess, $27,371 for the two suezmaxes Archangel and Alaska and $7,429 for the two suezmaxes, Eurochampion 2004 and Euronike, respectively, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases.

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The incremental borrowing rate used to determine the obligations under operating leases was 5.45% for the sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, 4.41% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 3.15% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.06% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97, 3.02, 3.97 and 4.49 years, respectively, as at December 31, 2021 and 1.97, 4.02 and 4.97 years, respectively, as at December 31, 2020. As at December 31, 2021 and 2020, both the right-of use asset and the corresponding obligation under operating leases were $88,573 (current portion $29,749 and non-current portion $58,824) and $67,110 (current portion $20,976 and non-current portion $46,134), respectively. The financial liability recognized for aframax Sakura Princess was $4,193 (current portion $997 and non-current portion $3,196) as of December 31, 2021, and $5,148 (current portion $905 and non-current portion $4,243) as of December 31, 2020.

Year	Lease Commitment
2022	$34,892
2023	25,922
2024	25,958
2025	15,332
2026	4,992
Minimum net lease payments	$107,096
Less: Present value discount	(14,330)
Total Obligations under operating leases and financial liability (current and non-current portion)	$92,766

The Company has subleased all seven vessels and has recognized sublease revenue, net of voyage expenses of $16,202, $29,355 and $15,408 for the years ended December 31, 2021, 2020 and 2019, respectively.

Impairment

As of December 31, 2021, the Company reviewed the carrying amount including any unamortized dry-docking costs in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction. This review indicated that such carrying amount was not fully recoverable for seven of the Company’s vessels Aris, Ajax, Afrodite, Apollon, Artemis,Ariadne, and Proteas. Consequently, the carrying value plus any unamortized dry-docking costs of the seven vessels aggregating to $172,118 was written down to $85,750 based on the lower of the carrying amounts including any unamortized dry-docking costs and Level 2 inputs of the fair value hierarchy, as determined by management taking into consideration valuations from independent marine valuers (Note 14(c)). The resulting impairment charge was $86,368 (including $8,683 impairment of deferred charges (Note 5)). In 2020, there was an impairment charge of $28,776 relating to Arctic, Antarctic, Izumo Princess and Sakura Princess. In 2019, there was an impairment charge of $27,613 relating to Amphitrite, Arion, Andromeda, Aegeas, Izumo Princess, Archangel and Alaska. Impairment charges are separately reflected in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $27,344 and $27,021 at December 31, 2021 and 2020, respectively. Leasehold improvements for the six suezmaxes Eurochampion 2004, Euronike, Archangel, Alaska and Arctic amounted to $6,953 at December 31, 2021 ($5,234 at December 31, 2020). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive (Loss) Income.

6. Long –Term Debt

Facility	2021	2020
Loans	1,380,648	1,509,794
Less: Deferred finance costs, net	(7,461)	(9,437)
Total long-term debt	1,373,187	1,500,357
Less: Current portion of debt	(175,062)	(235,082)
Add: Deferred finance costs, current portion	2,126	2,654
Long-term debt, net of current portion and deferred finance costs	1,200,251	1,267,929

Loan balances outstanding at December 31, 2021, amounted to $1,380,648. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between January 2022 and November 2030. Interest rates on the outstanding loans as at December 31, 2021, are based on London interbank offered rate (“LIBOR”) plus a spread.

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

On May 13, 2021, the Company signed a new seven-year loan agreement for $74,500 relating to the pre- and post delivery financing of the shuttle tanker under construction. The loan is repayable in fourteen semi-annual installments of $2,069 commencing six months after the delivery of the vessel, plus a balloon of $45,528 payable together with the last installment.

On May 19, 2021, the Company prepaid the amount of $4,951 to the lenders due to sale of its panamax tanker Maya.

On June 25, 2021, the Company prepaid the amount of $27,336 to the lenders due to sale of the two suezmax tankers, Arctic and Antarctic.

On July 8, 2021, the Company signed a new five-year loan agreement amounting to $26,000 to refinance the existing loan for the panamax tanker Sunray. On July 13, 2021, the Company drew down the amount of $26,000 and prepaid the amount of $26,393. The new loan is repayable in ten semi-annual installments of $1,000, commencing six months after the drawdown date, plus a balloon of $16,000 payable together with the last installment.

On September 27, 2021, the Company signed a new four-year loan agreement amounting to $48,750 to refinance the existing loan for the handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon and Ajax. On September 28, 2021, the Company drew down the amount of $48,750 and prepaid the amount of $30,370. The new loan is repayable in eight semi-annual installments of $3,500, commencing six months after the drawdown date, plus a balloon of $20,750 payable together with the last installment.

On December 21, 2021, the Company signed a new four-year loan agreement amounting to $38,000 to refinance the existing loan for the aframax tankers, Proteas, Promitheas and Propontis. On December 22, 2021, the Company drew down the amount of $38,000 and prepaid the amount of $27,333. The new loan is repayable in two semi-annual instalments of $1,750 and six semi-annual installments of $2,750, commencing six months after the drawdown date, plus a balloon of $18,000 payable together with the last installment.

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company drew down the amount of $177,238 and prepaid vessel’s existing indebtedness of $27,750. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a put option of $83,955 payable together with the last installment.

On March 16, 2022, the Company signed a new five-year loan agreement amounting to $62,000 to refinance the existing loan for the suezmax tankers, Dimitris P and Spyros K and the aframax tanker, Uraga Princess. On March 17, 2022, the Company drew down the amount of $62,000 and prepaid the amount of $47,730. The new loan is repayable in ten semi-annual installments of $2,750, commencing six months after the drawdown date, plus a balloon of $34,500 payable together with the last installment.

On March 31,2022, the Company signed a new six-year loan agreement amounting to $67,500 to refinance the existing loan for the DP2 shuttle tanker, Brasil 2014. On April 4, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $54,117. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2021, interest rates on the term bank loans ranged from 1.55% to 3.12%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2021	2.02%
Year ended December 31, 2020	2.88%
Year ended December 31, 2019	4.41%

Table of Contents	F- 22

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements throughout 2021:

Loan	Origination Date	Original Amount	Balance at January 1, 2021	New Loans	Prepaid	Repaid	Balance at December 31, 2021
8-year term loan	2011	73,600	60,860	—	—	6,407	54,453
6-year term loan	2014	193,239	30,921	—	—	2,474	28,447
8-year term loan	2014	39,954	37,500	—	—	2,589	34,911
5-year term loan	2015	35,190	27,370	—	26,393	977	—
7-year term loan	2015	35,190	26,393	—	—	2,200	24,193
7-year term loan	2015	39,900	21,764	—	—	3,628	18,136
7-year term loan	2015	44,800	30,400	—	—	3,200	27,200
12-year term loan	2016	309,824	209,430	—	—	21,501	187,929
71/2-year term loan	2017	85,000	68,000	—	—	5,667	62,333
6-year term loan	2018	80,000	61,275	—	—	7,158	54,117
5-year term loan	2018	180,000	104,770	—	85,039	19,731	—
5-year term loan	2018	44,000	24,383	—	—	2,700	21,683
5-year term loan	2018	48,650	36,488	—	36,488	—	—
8-year term loan	2018	82,752	79,304	—	—	4,597	74,707
5-year term loan	2018	62,500	53,500	—	—	6,000	47,500
6-year term loan	2019	88,150	60,804	—	—	8,716	52,088
5-year term loan	2019	38,250	30,682	—	4,951	5,718	20,013
4-year term loan	2019	26,000	20,800	—	—	5,200	15,600
7-year term loan	2019	56,352	56,352	—	—	2,818	53,534
10-year term loan	2019	54,387	54,191	—	—	3,011	51,180
7-year term loan	2019	72,000	67,200	—	—	4,800	62,400
5-year term loan	2019	71,036	64,613	—	—	5,082	59,531
5-year term loan	2019	36,000	33,600	—	—	2,400	31,200
5-year term loan	2019	35,000	31,818	—	—	3,182	28,636
5-year term loan	2020	16,800	15,015	—	—	2,730	12,285
2-year term loan	2020	27,750	13,875	13,875	—	—	27,750
5-year term loan	2020	70,000	67,305	—	—	11,217	56,088
5-year term loan	2020	40,000	38,556	—	—	2,487	36,069
6-year term loan	2020	37,500	37,125	—	—	2,652	34,473
5-year term loan	2020	47,000	45,500	—	—	9,100	36,400
5-year term loan	2021	44,500	—	44,500	—	8,091	36,409
5-year term loan	2021	26,000	—	26,000	—	—	26,000
4-year term loan	2021	38,000	—	38,000	—	—	38,000
4-year term loan	2021	48,750	—	48,750	—	—	48,750
7-year term loan	2021	74,500	—	18,633	—	—	18,633
Total			1,509,794	189,758	152,871	166,033	1,380,648

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $105,768 at December 31, 2021 and $111,969 at December 31, 2020, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,100. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid.

As at December 31, 2021, the Company and its subsidiaries had thirty-two loan agreements, totaling $1,380,648. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2021.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels under construction and funding expected capital expenditures and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2021, are as follows:

Year	Amount
2022	175,062
2023	242,995
2024	283,014
2025	262,130
2026	199,780
2027 and thereafter	217,667
Total	1,380,648

7. Interest and Finance Costs, net

	2021	2020	2019
Interest expense	39,131	50,611	69,980
Less: Interest capitalized	(718)	(996)	(1,018)
Interest expense, net	38,413	49,615	68,962
Bunker swap, put and call options cash settlements	(448)	7,568	1,469
Bunker put options premium	(35)	1,246	—
Amortization of deferred finance costs	3,246	3,782	4,822
Bank charges	164	277	240
Discount of long-term receivables	603	2,435	—
Change in fair value of non-hedging financial instruments	(10,536)	5,656	(770)
Net total	31,407	70,579	74,723

At December 31, 2021, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating to $503,834, maturing from April 2023 through October 2027, on which it pays fixed rates averaging 1.87% and receives floating rates based on the six-month LIBOR (Note 14).

The interest rate swap agreements are designated and qualified as cash flow hedges, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of December 31, 2021 and 2020, in aggregate amounted to $16,151 (negative) and $36,183 (negative), respectively. The net amount of cash flow hedge losses at December 31, 2021, that is expected to be reclassified into earnings within the next twelve months is $6,380.

At December 31, 2021 and December 31, 2020, the Company did not have non-hedging interest rate swaps.

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2021, and 2020, the Company held zero and three put option agreements, respectively, to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. During 2021, the Company sold all put option agreements and received $35. The fair values of those put option agreements as of December 31, 2021 and 2020 amounted $ zero and $207 (positive), respectively. The changes in the fair value during 2021 and 2020 amounting to $(208) (negative) and $207 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

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

During 2021 and 2020, the Company held twelve and eighteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. The fair value of bunker swap agreements at December 31, 2021 and 2020 was $1,989 (positive) and $(8,755) (negative), respectively. The change in the fair values as of December 31, 2021 and December 31, 2020, was $10,744 (positive) and $(5,904) (negative), respectively.

During 2021, 2020 and 2019, the Company has written-off unamortized deferred finance costs of $460, $766, and $1,278, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2021 and 2020, the Company recognized a discount on its lease liability (Note 4) amounting to $603 and $2,435, respectively. No discount was recognized in 2019.

8. Stockholders’ Equity

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000 of the Company’s Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the Company announced the Board’s authorization of the issuance and sale up to an additional $100,000 of Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

In 2021, the Company issued 6,049,498 common shares for net proceeds of $50,538. In 2020, the Company issued 172,227 common shares for net proceeds of $3,461. In 2019, the Company issued 911,459 common shares for net proceeds of $16,552.

In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively.

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

In 2021 and 2020, the Company acquired and held as treasury stock, 19,836 and 978,936 common shares for a total amount of $168 and $9,834, respectively, and did not purchase any preferred shares. No common or preferred share repurchases were made by the Company in 2019. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3,211 resulting in a loss of $273 included in the consolidated statement of stockholders’ equity.

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

Table of Contents	F- 25

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

The conversion price is subject to customary anti-dilution and other adjustments relating to the issuance of common shares as a dividend or the subdivision, combination, or reclassification of common shares into a greater or lesser number of common shares. The Company could have also redeemed in full or in part the Series G Convertible Preferred Shares prior to September 1, 2020, for cash, at the as-converted value of the Series G Convertible Preferred Shares, if the trading price of the common shares exceeds certain levels. The Company did not exercise the redemption option as of December 31, 2021.

The Series G Convertible Preferred Shares did not generate a beneficial conversion feature (BCF) upon issuance as the fair value of the Company’s common shares was lower than the conversion price. The Series G Convertible Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments. Additionally, the Company determined that the nature of the Series G Convertible Preferred Shares was more akin to an equity instrument and that the economic characteristics and risks of the embedded conversion options were clearly and closely related to the Series G Convertible Preferred Shares. As such, the conversion options were not required to be bifurcated from the equity host under ASC 815, Derivatives and Hedging. The Company also determined that the redemption call option did meet the definition of a derivative, but that the value of the derivative was zero due to the expectations under which the call option would be exercised. On September 1, 2020, the redemption call option expired unexercised.

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

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Share ($19,000,000 and $3,888,416 in the aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. If certain limitations intended to ensure Shyris Shipping’s compliance with Section 883 of the U.S. Internal Revenue Code of 1986, as amended, cease to apply prior to the fifth anniversary of the Series G Closing Date, some or all of the Series G Convertible Preferred Shares that remain outstanding as of that date will be mandatorily redeemed for Shyris Shipping Preferred Shares or to the extent the aggregate mandatory redemption price of such Series G Convertible Preferred Shares, together with all Series G Convertible Preferred Shares previously redeemed for Shyris Shipping Preferred Shares, exceeds $35,000, converted into

Table of Contents	F- 26

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash). After the fifth anniversary of the share purchase agreement, any Series G Convertible Preferred Shares will automatically convert into the Company’s common shares at the conversion rate (unless the Company elects to redeem such Series G Convertible Preferred Shares for cash) or be redeemed for Shyris Shipping Preferred Shares. The Series G Convertible Preferred shareholders will also have the right to require the Company to redeem the Series G Convertible Preferred Shares for cash, in the event of non-compliance with certain requirements relating to Shyris Shipping. The Company had 459,286 Series G Redeemable Convertible Perpetual Preferred shares outstanding as of December 31, 2021.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $864 in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $858 for the period September 1, 2021 to and including February 28,2022. As long as Shyris Shipping Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

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

The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $19,000 and $3,889, respectively, upon issuance was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at December 31, 2021 (Note 11). Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument is zero due to the expectations under which the feature would be exercised.

On April 15, 2022, Shyris Shipping redeemed 75,000 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $757.

9. Accumulated other comprehensive loss

In 2021, Accumulated other comprehensive loss decreased to $17,175 (increased to $36,994 in 2020) mainly due to unrealized gains from hedging financial instruments of $19,819 (losses of $18,641 and $9,693 in 2020 and 2019, respectively).

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

Table of Contents	F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net loss per share:

	2021	2020	2019
Numerator
Net (loss) income attributable to Tsakos Energy Navigation Limited	$(151,401)	$24,002	$15,126
Preferred share dividends, Series B	—	—	(3,000)
Preferred share dividends, Series C	—	(3,328)	(4,438)
Preferred share dividends, Series D	(7,596)	(7,492)	(7,492)
Preferred share dividends, Series E	(10,822)	(10,637)	(10,637)
Preferred share dividends, Series F	(15,131)	(14,250)	(14,250)
Preferred share dividends, convertible Series G	(54)	(872)	(583)
Deemed dividend on Series B preferred shares	—	—	(2,750)
Deemed dividend on Series C preferred shares	—	(2,493)	—
Deemed dividend on partially redeemed Convertible Series G preferred shares	(2,171)	—	—
Net loss attributable to common stockholders	(187,175)	(15,070)	(28,024)
Denominator
Weighted average common shares outstanding	19,650,307	18,768,599	17,751,585
Basic and diluted loss per common share	$(9.53)	$(0.80)	$(1.58)

For purposes of this calculation, potential redeemable convertible preferred shares of 306,191 and 1,743,607 for the year ended December 31, 2021 and 2020, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

Table of Contents	F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, the date of vessel sale and Inca, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 7.6% of the Company’s 2021 revenue (8.6% in 2020 and 6.2% in 2019) was generated through charter agreements with Flopec.

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

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. Upon partial redemption of the Company’s Series G Convertible Preferred Shares in February and August 2021, AY Tank Limited (“AY Tank”) obtained in exchange of such transaction Shyris Shipping preferred stock, consisting of 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares as of December 31, 2021, par value $0.001 per share, each with a liquidation preference of $10.00 per share, entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum (Note 8).

12. Commitments and Contingencies

As at December 31, 2021, the Company had under construction one shuttle tanker, one LNG carrier and four dual fuel LNG powered aframax tankers.

The total contracted amount remaining to be paid for the six vessels under construction plus the extra costs agreed as at December 31, 2021, were $480,048. The amount of $240,515 is due to be paid in 2022 and the amount of $239,533 in 2023.

Table of Contents	F- 29

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2021, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2022	$264,804
2023	195,464
2024	173,747
2025	127,547
2026	105,742
2027 to 2028	133,626
Minimum charter revenues	$1,000,930

Table of Contents	F- 30

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

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

14. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions and derivatives.

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

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable, due from(to) related parties and current portion of obligations under operating leases, approximate their respective fair values due to the short maturity of these instruments. The carrying value of the long-term obligations under operating leases approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the normalized expected market rates of interest is insignificant. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

Table of Contents	F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 6 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2021 and 2020, are as follows:

	2021		2020
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	117,192	117,192	160,475	160,475
Restricted cash	10,005	10,005	11,296	11,296
Margin deposits	5,849	5,849	6,153	6,153
Long-term receivable (including short-term portion)	35,904	35,904	27,294	27,294
Financial liability	(4,193)	(4,193)	(5,148)	(5,148)
Obligations under operating leases	(88,573)	(88,573)	(67,110)	(67,110)
Debt	(1,380,648)	(1,380,648)	(1,509,794)	(1,509,794)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2021, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $5,849, ($6,153 as of December 31, 2020), which is recorded within margin deposits in the Consolidated Balance Sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive (Loss) Income or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	7	—	8,884	11,095
	Financial instruments - Fair Value, net of current portion	1,382	—	8,656	25,088
Subtotal		1,389	—	17,540	36,183

		Asset Derivatives		Liability Derivatives
		December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments—Fair value	1,845	255	—	3,988
Bunker swaps	Financial instruments—Fair Value, net of current portion	144	—	—	5,023
Bunker put options	Current portion of financial instruments—Fair value	—	387	—	180
Subtotal		1,989	642	—	9,191
Total derivatives		3,378	642	17,540	45,734

Table of Contents	F- 32

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2021, 2020 AND 2019

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive (Loss) Income

Derivative		Amount
	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location	2021	2020	2019
Interest rate swaps		29,999	(25,054)	(9,938)
Total		29,999	(25,054)	(9,938)

Derivative		Amount
	Gain (Loss) Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location	2021	2020	2019
Interest rate swaps	Depreciation expense	(192)	(189)	(189)
Interest rate swaps	Interest and finance costs, net	10,372	(6,224)	(56)
Total		10,180	(6,413)	(245)

The accumulated loss from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive (Loss) Income as of December 31, 2021, 2020 and 2019, was $17,175, $36,994 and $18,353 respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive (Loss) Income

Derivative		Amount
	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location	2021	2020	2019
Interest rate swaps	Interest and finance costs, net	—	187	(149)
Bunker swaps	Interest and finance costs, net	11,191	(14,312)	1,122
Bunker put options	Interest and finance costs, net	(172)	(271)	—
Bunker call options	Interest and finance costs, net	—	(74)	(1,672)
Total		11,019	(14,470)	(699)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2021 and 2020, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2021	December 31, 2020
Interest rate swaps	(16,151)	(36,183)
Bunker swaps	1,989	(8,755)
Bunker put options	—	207
	(14,162)	(44,731)

15. Subsequent Events

a) On January 12, 2022, the Company acquired its newbuilding LNG carrier Tenergy, which was delivered to its new owners on a sale and leaseback agreement, on the same date.

b) On January 14, 2022, the Company paid the first installments for two of its four dual fuel LNG powered aframax tankers under construction (Hull 5083 and Hull 5084), which are expected to be delivered in the fourth quarter of 2023.

c) On January 31, 2022, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

d) On February 28, 2022, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

e) On February 28, 2022 the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

f) On March 3, 2022, the Company drew down $9,268.5 for the pre-delivery financing of its DP2 shuttle tanker under construction, which is expected to be delivered in the second quarter of 2022.

g) As of April 20, 2022, the Company raised $28,653 from the sale of 3,603,697 common shares and $0.195 million from the sale of 165 Series D preferred shares, 2,239 Series E preferred shares and 5,888 Series F preferred shares.

h) As a result of the recent conflict in Ukraine, the EU, U.S. and other countries have imposed sanctions in response to Russian action. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

Table of Contents	F- 33