Form 20-F
period 2022-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2023-04-06
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

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

As of December 31, 2022, there were 29,505,603 of the registrant’s Common Shares, 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares outstanding.

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

Large accelerated filer  ☐    Accelerated Filer ☒    Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report Yes ☒   ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b) ☐

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the COVID-19 pandemic and the ongoing efforts throughout the world to contain it and the conflict in Ukraine and related sanctions;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as higher inflation and increasing interest rate levels;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies and the impact of the COVID-19 pandemic and the conflict in Ukraine;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Shipping & Trading S.A. within the shipping industry;

•	our anticipated general and administrative expenses;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Table of Contents	1

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2022.This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

In thousands of U.S. Dollars	As of December 31, 2022
Cash
Cash and cash equivalents	$304,367
Restricted cash	5,072

Total cash	309,439

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion) ¹	$1,577,877

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized, 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares issued and outstanding	15,010
Common shares, $5.00 par value; 60,000,000 shares authorized; 30,183,776 shares issued, and 29,505,603 shares outstanding	150,919
Additional paid-in capital	993,368
Cost of treasury stock	(6,791)
Accumulated other comprehensive income	7,665
Retained earnings	311,726
Non-controlling interest	51,022

Total stockholders’ equity	1,522,919

Total capitalization	$3,100,796
[1] Obligations under finance leases are not included.

Table of Contents	2

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

Risks Related To Our Industry

•  If rates in the cyclical tanker charter market, which can be volatile, again decline to low levels and remain at low levels for any significant period it will have an adverse effect on our results of operations.

•  The COVID-19 pandemic may continue to have negative consequences for the shipping industry, including demand for oil and charter rates, which may continue to negatively affect our results of operations.

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

•  We operate internationally, and terrorist attacks, international hostilities, economic sanctions and economic conditions could adversely affect our business.

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

•  Fuel is the largest expense in our shipping operations, and fuel prices may adversely affect our profits.

•  The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

•  Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

Table of Contents	3

•  We are exposed to volatility in LIBOR and SOFR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income, and uncertainty surrounding the transitioning of LIBOR-based agreements to SOFR.

•  Inflation could adversely affect our business and financial results by increasing the costs of operating our business.

•  The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable control over us, which may limit your ability to influence our actions.

Risks Related to Our Management Arrangements

•  We depend on Tsakos Energy Management and Tsakos Shipping to manage our business, as we do not have the employee infrastructure to manage our operations and have no physical assets.

•  Tsakos Shipping could experience conflicts of interests in performing obligations owed to us and the operators of other tankers, including tankers that clients of Tsakos Shipping have acquired.

•  Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping, which could create conflicts of interest.

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

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 3, 2023, half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2023 and November 2028, including eleven which are scheduled to expire within 2023.

Table of Contents	4

After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued through 2021 and through the first half 2022, before increasing significantly since such time through the date of this Annual Report. The current crisis in Ukraine that started during the first quarter of 2022, has created a global redrawing of trade routes leading to an increase in oil tanker voyages. The global economy and demand for oil and oil products remains subject to substantial uncertainty due to the COVID-19 outbreak and related containment efforts throughout the world. In addition, the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased, is uncertain. If rates in the charter market were to decline and remain at low levels for any significant period in 2023, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

 The COVID-19 pandemic will continue to have significant consequences globally that may continue to have a broad range of consequences for the shipping industry, including negatively impacting demand for energy and charter rates, which could continue to negatively affect our business and results of operations.

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

The outbreak of the COVID-19 virus, beginning in early 2020 and continued into 2022, has led several countries, ports and organizations to take measures against its spread, such as quarantines and restrictions on travel. These measures have and may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities.

The COVID-19 pandemic and the global response to it has introduced uncertainty in various areas of our business, including our operational, commercial and financial activities. It has also negatively impacted, and may continue to impact negatively, global economic activity, which has negatively impacted demand for energy including oil and oil products, as well as LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters until the second quarter of 2022.  If tighter restrictions are again imposed due to outbreaks of COVID-19 variants or similar health crises, these factors may again have a significant adverse effect on our ability to secure charters at profitable rates, particularly for our vessels in the spot market or those operating with profit share arrangements or the eleven tankers in our fleet with charters expiring in 2023, as demand for additional charters could again be significantly affected. The business of our charterers could also be adversely affected, which could adversely affect their ability and willingness to perform their obligations under our existing charters as well as decreasing demand for future charters. COVID-19 is also affecting oil major vetting processes, which could lead to the loss of oil major approvals to conduct business with us and in turn the loss of revenue under existing charters or future chartering opportunities.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021, which disruptions could also continue to affect our operations, including the construction of our eight newbuilding vessels. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled dry dockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. A resurgence of the COVID-19 pandemic could impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing, including to refinance balloon payments due upon maturity of existing credit facilities and to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

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

Table of Contents	5

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

Moreover, as a result of the slow recovery from the economic crisis in Greece, exacerbated by the spread of COVID-19 in the country and related restrictions of movement, and the related austerity measures implemented by the Greek government, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Financial difficulties of the European Union resulting from the UK exit from the European Union and challenges confronted by member states in addressing the COVID-19 pandemic, may place additional pressure on the Eurozone and limit the flexibility of its leadership and member states in lending to the Greek government.

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

        •       developments in international trade;

        •       international trade sanctions;

        •       environmental factors;

        •       natural catastrophes;

        •       terrorist acts;

        •       weather; And

        •       changes in seaborne and other transportation patterns.

Table of Contents	6

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time and the conflict in Ukraine could ultimately have a similar effect. In the event that such softness persists and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as was case from the second half of 2020 until the second quarter of 2022. Also, if oil prices decline to uneconomic levels for producers, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, as they did in the second half of 2020 through the second quarter of 2022, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 4% of the existing world tanker fleet at the end of February 2023, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2023. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in charter rates could have a material adverse effect on our revenues and profitability.

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

Furthermore, Russia’s invasion of Ukraine, and sanctions subsequently announced by the United States, the EU and several European and other nations against Russia and any further sanctions, including any sanctions or restrictions affecting companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response, may also adversely impact our business given Russia’s role as a major global exporter of crude oil.

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

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and is now trading above $80 per barrel. Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

In addition, our vessels carry lawful cargoes originating in Russia, in compliance with existing sanctions, oil majors and other charterers may elect not to charter our vessels simply for doing business with companies that do lawful business in Russia. In addition, it may not be possible for us to obtain war risk insurance for any vessel loading Russian origin cargoes, in which case our vessels would not be allowed to call Russian ports and thereby impacting the vessels’ future trading pattern and earnings.

The situation in Ukraine, and the global response, continues to evolve and its impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition.

Table of Contents	8

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

Table of Contents	9

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

 Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries, including the shipping industry, are facing increased scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or the stock price of such a company could be materially and adversely affected. As a result, we may be required to implement more stringent ESG procedures or standards so that we continue to have access to capital and our existing and future investors and lenders remain invested in us and make further investments in us.

Specifically, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Additionally, certain investors and lenders may exclude tanker shipping companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. If we are faced with limitations in the debt and/or equity markets as a result of these concerns, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to access funds to implement our business strategy or service our indebtedness, which could have a material adverse effect on our financial condition and results of operations.

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

Table of Contents	10

To comply with these requirements and regulations, including the new MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulfur cap on marine fuels from January 1, 2020 and the IMO ballast water management (“BWM”) convention, which requires vessels to install expensive ballast water treatment systems (“BWTS”) before the first MARPOL renewal survey conducted after September 8, 2019, for newly constructed vessels after September 8, 2017 to have a BWTS installed by delivery and for all vessels to be certified in accordance with the BWM convention by September 8, 2024, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. In addition, for instance, in June 2021, the IMO, working with the Marine Environmental Protection Committee, passed amendments to Annex VI aimed at reducing carbon emissions produced by vessels and include two new metrics for measuring a vessel’s overall energy efficiency and actual carbon dioxide emissions: Energy Efficiency Existing Shipping Index (“EEXI”) and Carbon Intensity Indicator (“CII”). If our vessels are only able to comply with the maximum EEXI and CII thresholds by reducing their speed, our vessels may be less attractive to charterers, and we may only be able to charter our vessels for lower charter rates or to less creditworthy charters, if we are able to do so at all.

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

Table of Contents	11

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels and loan-to-asset collateral coverage requirements. The appraised value of a vessel fluctuates depending on a variety of factors including the age of the vessel, its hull configuration, prevailing charter market conditions, supply and demand balance for vessels and new and pending legislation. The oversupply of tankers and depressed tanker charter market adversely affected tanker values from the middle of 2008 to the middle of 2019, and despite the relatively young age of our subsidiaries’ fleet and extensive long-term charter employment on many of the vessels, resulted in a significant decline in the charter-free values of certain of our subsidiaries’ vessels. Vessel values recovered from the end of 2013, but again declined during 2016 and 2017 and remained at relatively low levels through 2018 due primarily to global fleet overcapacity and lack of financing for potential buyers to acquire second-hand, charter free vessels. Values recovered in 2019 and continued to improve into early 2020. However, the decline in demand for tankers in mid-2020 due to the effects of the COVID-19 pandemic resulted in a fall in values, which continued throughout 2021 and into 2022 before beginning to increase in the second half of 2022. If these values again decline and remain at low levels for a prolonged period, it may result in an inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in the case of non-compliance with consolidated leverage or other financial covenants or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness. We have paid all our scheduled loan installments and related loan interest consistently without delay or omission.

Charters at attractive rates may not be available when our current time charters expire.

During 2022 and 2021, we derived approximately 53% of our revenues from time charters. Although tanker charter rates are currently at high levels, as our current period charters on eleven of the vessels owned by our subsidiary companies expire in the remainder of 2023 and for additional vessels in future years, considering the volatile nature of the tanker market, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

Table of Contents	12

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. As of April 3, 2023, 44 of our 58 subsidiaries’ vessels were employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

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

The ability and willingness of each of the counterparties to perform their obligations under their charters will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the oil and energy industries and of the oil and oil products shipping industry as well as the overall financial condition of the counterparties and prevailing charter rates. There can be no assurance that some of our subsidiaries’ customers would not fail to pay charter hire or attempt to renegotiate charter rates and, if the charterers fail to meet their obligations or attempt to renegotiate charter agreements, we could sustain significant /losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends in the future.

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

The spot market for crude oil and petroleum product tankers is highly competitive. As of April 3, 2023, fourteen of the vessels owned by our subsidiary companies were employed under spot charters, as we have decided to maintain a considerable number of vessels in the spot market to take advantage of current high spot rates. Due to increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, which could lead to a decline in operating revenue in rate environments where spot rates earned do not offset such lower utilization. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels have been required to use since the beginning of 2020. See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker charges are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker charges in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

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

        •       prevailing level of charter rates; and

        •       technological advances.

The global economic downturn that commenced in 2008 and the consequences thereof, resulted in a decrease in vessel values. Since then, valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and 2018, but recovered in 2019, before falling again in the second half of 2020 along with charter rates, until the third quarter of 2022, where they started to recover and remained high at the end of 2022 year. Although our subsidiaries currently own a relatively modern fleet, with an average age of 10.3 years as of April 3, 2023, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than it’s carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third parties. Such reviews may from time-to-time result in asset write-downs, which could adversely affect our results of operations, such as we did in 2020 and 2021, with respect to four and seven of our subsidiaries’ tankers, respectively.

If TST is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TST provides to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods due to the growth in world economies and other employment opportunities. Although TST has manning management arrangements with a number of accredited manning agencies in Philippines, Ukraine, Romania, Georgia, Latvia, Brazil, Greece and Russia and sponsors various academies in the relevant regions, we cannot assure you that TST will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

Labor interruptions could disrupt our operations.

Substantially all of the seafarers and land-based employees of TST are covered by industry-wide collective bargaining agreements that set basic standards. We cannot assure you that these agreements will prevent labor interruptions. In addition, like many other vessels internationally, some of our subsidiaries’ vessels operate under so-called “flags of convenience” and may be vulnerable to unionization efforts by the International Transport Federation and other similar seafarer organizations which could be disruptive to our operations. Any labor interruption or unionization effort which is disruptive to our operations could harm our financial performance.

Contracts for newbuilding vessels present certain economic and other risks.

As of April 3, 2023, our subsidiaries have contracts for the construction of two DP2 suezmax shuttle tankers for delivery in 2025, four dual-fuel LNG powered aframax tankers for delivery in 2023 and 2024 and two suezmax tankers for delivery in 2025. Our subsidiaries may also order additional newbuilding vessels. During the construction of a vessel, we are required to make progress payments. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties. We have arranged senior secured debt financing for the remaining installment payments for the four dual fuel LNG powered aframax tankers of these newbuildings and we are in the process of seeking to arrange debt financing for the two DP2 suezmax shuttle vessels and the two suezmax tankers, all of which, apart from the two suezmax tankers, have time charter employment arranged commencing upon their delivery. Management is in discussion with various high-end charterers to employ the remaining two suezmax vessels on long-term contracts upon delivery.

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

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity), including from share issuances, and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including two in 2023. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

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

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification, and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital-intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by several factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and render LNG uneconomical;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

Table of Contents	15

•	infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	technological advances render existing LNG carriers obsolete or non-viable; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

Table of Contents	16

Hire rates for LNG carriers may fluctuate substantially and if rates are low when we are seeking a new charter, our revenues and cash flows may decline.

Until recently increasing, in part due to the anticipated impact of sanctions and other actions related to the Russian invasion of Ukraine on natural gas trading patterns, LNG carrier charter rates had generally been at relatively low levels for a number of years, having been negatively impacted by declines in the price of LNG, delays in the completion of liquefaction and regasification facilities around the world and a high order book. In addition, in recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration.  If LNG charter market conditions decline, we may have difficulty in securing new charters at attractive rates and durations for our LNG carriers when their current charters expire.

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

 Oil prices declined substantially in the second half of 2014, which resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields, and have since been volatile, most recently increasing in late 2021 and, in part due to the conflict in Ukraine, 2022 and early 2023, after being at relatively low levels prior to that time. Oil prices may again decline, including due to reduced demand resulting from the consequences of the COVID-19 outbreak or any economic downturn resulting from the conflict in Ukraine which has initially increased oil prices. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels, as well as international economic conditions and global geopolitics.

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

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2023 saw an increase in costs of 6.62%. The International Group of P&I Clubs continues to provide its members with $1 billion of oil pollution liability coverage and more than $4 billion of coverage for other liabilities. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2022, our debt to capital ratio was 51.04% (debt / debt plus equity), with $1.4 billion in debt outstanding and $0.2 billion in other financial liabilities related to vessel financings. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2022, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. We may incur significant additional amounts of indebtedness in connection with financing our eight newbuilding tankers under construction or otherwise.

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

We have a holding company structure which depends on dividends from our subsidiaries and interest income to pay our overhead expenses and otherwise fund expenditures. As a result, restrictions contained in our financing arrangements and those of our subsidiaries, including preferred shares issued by our subsidiary that owns four of the tankers in our fleet, on the payment of dividends may restrict our ability to fund our various activities.

We are exposed to volatility in interest rates, including LIBOR and the Secured Overnight Funding Rate (“SOFR”), and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

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

Table of Contents	18

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate based on the London interbank offered rate (“LIBOR”), which has increased significantly in 2022 and early 2023 after a long period of stability at historically low levels, and has been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. LIBOR rates were at historically low levels for an extended period of time and benchmark interest rates, including LIBOR and SOFR, may continue to increase from current high levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective, and we may incur substantial loss.

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

Our credit facilities bear interest costs at a floating rate based on LIBOR and/or SOFR. Uncertainties surrounding changes to the basis of which LIBOR is calculated or the phase-out of LIBOR, which may cause a sudden and prolonged increase or decrease in LIBOR, could adversely affect our operating results and financial condition, as well as our cash flows, including cash available for dividends to our shareholders. While we use interest rate swaps to reduce our exposure to interest rate risk and to hedge a portion of our outstanding indebtedness, there is no assurance that our derivative contracts will provide adequate protection against adverse changes in interest rates or that our bank counter parties will be able to perform their obligations.

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

 Inflation could adversely affect our business and financial results.

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2022. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates, has had and may continue to drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects-Inflation and Interest Rates.”

Table of Contents	19

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements may create additional compliance requirements for us. The European Union Code of Conduct Group has assessed the tax policies of a range of countries including Bermuda, where we are incorporated. Bermuda was included in a list of jurisdictions which are required to address the European Union Code of Conduct Group's concerns in respect of ‘economic substance’. Bermuda, along with the British Virgin Islands, the Cayman Islands, Guernsey, Bailiwick of Jersey and the Isle of Man, has committed to comply with the European Union Code of Conduct Group's requirements on economic substance and has passed legislation in the form of the Economic Substance Act 2018 (the “ESA”). The ESA applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. The Republic of the Marshall Islands, where a number of the Company’s subsidiaries are incorporated, has also adopted economic substance requirements. The Company believes in its in compliance with these requirements, including with respect to the filing of any requisite declarations.

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

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2022, Euro expenses accounted for approximately 34% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

As of April 3, 2023, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.1% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related to our Management Arrangements

We depend on Tsakos Energy Management and Tsakos Shipping to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct newbuildings. We have engaged Tsakos Energy Management to perform all our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting, and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TST. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping

We derive significant benefits from our relationship with Tsakos Energy Management and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if any of Tsakos Energy Management or Tsakos Shipping becomes unable or unwilling to continue providing services for our benefit at the level of quality, they have provided such services in the past and at comparable costs as they have charged in the past. TST only recently assumed technical management responsibilities for our fleet from Tsakos Columbia Management (“TCM”), and there can be no assurance there will not be any adverse change in the quality or cost of such technical management services provided to us. If we were required to employ a ship management company other than Tsakos Energy Management or Tsakos Shipping, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to the Company in the long term.

Table of Contents	20

Tsakos Energy Management and Tsakos Shipping are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and Tsakos Shipping to continue providing services for our and our subsidiaries’ benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and because each of these companies is privately held, it is unlikely that information about their financial strength would become public. Any such problems affecting these organizations could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and Tsakos Shipping has the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2022, would have resulted in a payment of approximately $166.5 million. Tsakos Energy Management’s contracts with TST may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and Tsakos Shipping is very limited.

In the event Tsakos Energy Management breaches its management agreement with us, we or our subsidiaries could bring a lawsuit against it. However, because neither we nor they are ourselves party to a contract with Tsakos Shipping, it may be difficult to sue Tsakos Shipping for breach of their obligations under their contracts with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue Tsakos Shipping. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under the management agreement with us. Therefore, it is unlikely that we or our subsidiaries would be able to obtain any meaningful recovery if we or they were to sue Tsakos Energy Management or Tsakos Shipping on contractual grounds.

Tsakos Shipping provides chartering services to other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of other tankers.

In addition to the vessels that it manages for our fleet, TST technically manages a fleet of privately owned vessels and is available on occasion to provide similar management services to third-party clients. These vessels are operated by the same group of TST employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is not impossible that Tsakos Shipping, which provides chartering services for all TEN’s vessels, might allocate charter or spot opportunities to other managed vessels when our subsidiaries’ vessels are unemployed.

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

Table of Contents	21

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

We depend upon Hyundai Ocean Services and Bernhard Schulte Shipmanagement to manage our subsidiaries’ LNG carriers.

Tsakos Energy Management has subcontracted all technical management of our LNG operations to Hyundai Ocean Services Co., Ltd (“HOS”) and Bernhard Schulte Shipmanagement Ltd (“BSM”) for a fee. Neither Tsakos Energy Management nor TST has the dedicated personnel for running LNG operations nor can we guarantee that they will employ an adequate number of employees to conduct LNG operations in the future. As such, we are currently dependent on the reliability and effectiveness of third-party managers for whom we cannot guarantee that their employees, both onshore and at-sea are sufficient in number or capability for their assigned role. We also cannot assure you that we will be able to continue to receive such services from HOS and BSM on a long-term basis on acceptable terms or at all.

Risks Related To Our Common and Preferred Shares

Future sales of our common shares could cause the market price of our common shares to decline.

Sales of a substantial number of our common shares in the public market, or the perception that these sales could occur, may depress the market price for our common shares. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. We may issue additional common shares in the future, and our shareholders may elect to sell large numbers of shares held by them from time to time.

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

During 2022, we paid dividends on our common shares totaling $0.25 per common share, or $7.3 million. In addition, during 2022, the Company paid dividends on preferred shares totaling $36.4 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series D, Series E and Series F Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Table of Contents	22

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

Our Preferred Shares are subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional preferred shares, including additional Series D, Series E and Series F Preferred Shares, and by other transactions.

Our preferred shares are subordinated to all of our existing and future indebtedness. As of December 31, 2022, we had outstanding indebtedness, including our lease obligations and other financial liabilities, of approximately $1.7 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 25 million preferred shares in one or more classes or series. Of these preferred shares, 9,989,845 preferred shares remain available for issuance as of April 3, 2023. The issuance of additional preferred shares on a parity with or senior to our outstanding preferred shares would dilute the interests of the holders of our exiting preferred shares and any issuance of preferred shares senior to or on a parity with our existing preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our preferred shares. No provisions relating to our preferred shares protect the holders of our Series D, Series E and Series F Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series D, Series E and Series F Preferred Shares.

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

Table of Contents	23

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

Nonetheless, a majority of our directors are independent, all of the members of our compensation, nominating and corporate governance committee are independent directors, and all of our board committees have written charters addressing their respective purposes and responsibilities. In accordance with Bermuda law, we may elect to issue authorized shares with Board approval, and not obtain shareholder approval in cases that a domestic U.S. public company would be required to do so.

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

Table of Contents	24

See “Item 10. Additional Information—Tax Considerations—United States federal income tax considerations” for additional information about the requirements of this exemption.

If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under the U.S. tax laws.

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a PFIC in 2022 or that we will be a PFIC with respect to the current or any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2022 or for any future year. Please see “Item 10. Additional Information— Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

        Item 4.       Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 101 vessels and has sold 43 vessels (of which eight had been chartered back and five of these eventually repurchased at the end of their charters; three of which have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is +30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 3, 2023, we operated a fleet of 51 modern crude oil and petroleum product tankers (including five vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes three LNG carriers (including one chartered-in vessel) and four suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 58 vessels representing approximately 7.2 million dwt.

We believe that we have established a reputation as a safe, high-quality, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract world-class energy producers as customers and to our success in obtaining charter renewals generating strong fleet utilization. Our fleet is managed by Tsakos Energy Management, a company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting, and administrative services, while subcontracting the commercial and technical management of our business to Tsakos Shipping.

Table of Contents	25

In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Shipping and Trading S.A. (TST). TST now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses and Hercules I, the suezmax tanker Eurochampion 2004, and the aframax tankers Maria Princess, Sapporo Princess and Ise Princess which are technically managed by non-affiliated ship managers. TST is based in Athens, Greece. TST manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Members of the Tsakos family are involved in the decision-making processes of Tsakos Energy Management and TST.

 In February 2023, Tsakos Shipping and Trading S.A. assumed all technical management responsibilities for all vessels under TCM structure. The changeover was seamless with no delays for TEN vessels and the Company’s clients.

As of April 3, 2023, our operational fleet consisted of the following 58 vessels:

Number of Vessels	Vessel Type
3	VLCC
14	Suezmax
19	Aframax
2	Aframax LR2
9	Panamax LR1
4	Handysize MR1
3	LNG carrier
4	Shuttle DP2
Total 58

Sixteen of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.2 million dwt, all of which are double-hulled. As of April 3, 2023, the average age of the tankers in our current operating fleet was 10.3 years, compared with the industry average of 12.1 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $6.1 billion, including investments of approximately $5.1 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TST, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.

•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. Sixteen of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and the third LNG carrier in 2022. We entered the shuttle tanker market with two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 delivered in March and April 2013, respectively, each of which immediately entered a 15-year time charter with Petrobras. A third DP2 suezmax shuttle tanker, Lisboa, was delivered on May 4, 2017 for charter to a European state-owned oil major, and a fourth DP2 suezmax shuttle tanker, Porto, was delivered in July 7, 2022 for charter to the same European state-owned oil major.

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 94.8%.

Table of Contents	26

•	High-Quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor, BP, Exxonmobil, Flopec, Total, Petrobras, Chevron, Shell, Petrogal, Trafigura and Vitol are among the regular customers of Tsakos Energy Navigation.

•	Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate three LNG carriers and four DP2 suezmax shuttle tankers, in these high-end markets.

•	Significant leverage from our relationship with TST. We believe the expertise, scale and scope of TST, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

 As of April 3, 2023, our fleet consisted of the following 58 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(1) (all double hull)	Cargoes
VLCC
1. Hercules I (3)	2017	300,000	2017	time charter	November 2024		Crude
2. Ulysses	2016	300,000	2016	time charter	November 2024		Crude
3. Dias I (3)	2020	300,000	2022	time charter	November 2025		Crude
SUEZMAX
1. Apollo Voyager (7)	2020	157,877	2020	bareboat charter	September 2025		Crude
2. Artemis Voyager (7)	2020	157,877	2020	bareboat charter	November 2025		Crude
3. Eurovision	2013	157,803	2014	spot	—		Crude
4. Euro	2012	157,539	2014	spot	—		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K (4)	2011	157,648	2011	spot	—		Crude
7. Dimitris P (4)	2011	157,740	2011	time charter	August 2023		Crude
8. Pentathlon	2009	158,475	2015	spot	—		Crude
9. Arctic (9) (3)	2007	163,216	2007	time charter	November 2023	ice-class 1A	Crude
10. Antarctic (9)	2007	163,216	2007	spot	—	ice-class 1A	Crude
11. Archangel (9)	2006	163,216	2006	spot	—	ice-class 1A	Crude
12. Alaska (9)	2006	163,250	2006	spot	—	ice-class 1A	Crude
13. Eurochampion 2004	2005	164,608	2005	spot	—	ice-class 1C	Crude
14. Euronike	2005	164,565	2005	spot	—	ice-class 1C	Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa (6)	2017	157,000	2017	time charter	May 2025		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	October 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	November 2028		Crude/Products
4. Porto	2022	154,500	2022	time charter	October 2027		Crude/Products

Table of Contents	27

AFRAMAX
1. Caribbean Voyager (7)	2020	115,000	2020	bareboat charter	January 2025		Crude
2. Mediterranean Voyager (7)	2019	115,000	2019	bareboat charter	October 2024		Crude
3. Bergen TS (7)	2017	112,108	2017	time charter	October 2024	ice-class 1B	Crude
4. Stavanger TS (7)	2017	113,004	2017	time charter	July 2024	ice-class 1B	Crude
5. Oslo TS (7)	2017	112,949	2017	time charter	November 2024	ice-class 1B	Crude
6. Marathon TS (7)	2017	113,651	2017	time charter	February 2024	ice-class 1B	Crude
7. Sola TS (7)	2017	112,939	2017	time charter	May 2024		Crude
8. Elias Tsakos (8)	2016	113,737	2016	time charter	June 2025		Crude
9. Thomas Zafira (8)	2016	113,691	2016	time charter	August 2025		Crude
10. Leontios H (7)	2016	113,611	2016	time charter	October 2023		Crude
11. Parthenon TS (7)	2016	113,554	2016	time charter	November 2023		Crude
12. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
13. Uraga Princess	2010	105,344	2010	time charter	January 2024	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot (coa)	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	time charter	May 2024	DNA	Crude
16. Maria Princess	2008	105,346	2008	time charter	August 2023	DNA	Crude
17. Nippon Princess (3)	2008	105,392	2008	time charter	January 2024	DNA	Crude
18. Izumo Princess	2007	105,374	2007	time charter	April 2023	DNA	Crude
19. Sakura Princess (9) (3)	2007	105,365	2007	time charter	August 2023	DNA	Crude
20. Promitheas (3)	2006	117,055	2006	time charter	July 2023	ice-class 1A	Crude/Products
21. Propontis (3)	2006	117,055	2006	time-charter	November 2023	ice-class 1A	Crude

PANAMAX
1. Sunray (3) (2)	2016	74,039	2016	time charter	March 2024		Crude/Products
2. Sunrise (3) (2)	2016	74,043	2016	time charter	May 2024		Crude/Products
3. World Harmony (4)	2009	74,200	2010	time charter	April 2025		Crude/Products
4. Chantal (4)	2009	74,329	2010	time charter	May 2025		Crude/Products
5. Selini (4)(5)	2009	74,296	2010	time charter	January 2024		Crude/Products
6. Salamina (4)(5)	2009	74,251	2010	time charter	February 2024		Crude/Products
7. Selecao(4)	2008	74,296	2008	time charter	February 2025		Crude/Products
8. Socrates (4)	2008	74,327	2008	time charter	March 2025		Crude/Products
9. Andes	2003	68,439	2003	time charter	October 2023		Crude/Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion (5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products
4. Bosporos (5)	2007	37,275	2007	time charter	April 2024	ice-class 1B	Products

LNG
1. Tenergy (9) (3)	2022	93,649	2022	time charter	January 2027	Membrane (174,000 cbm)	LNG
2. Maria Energy (2) (6)	2016	93,301	2016	time charter	May 2024	Membrane (161,870 cbm)	LNG
3. Neo Energy	2007	85,602	2007	time charter	July 2023	Membrane (150,000 cbm)	LNG
Total Vessels	58	7,178,140

Table of Contents	28

(1)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

(2)	The charterer has the option to extend the term of the charter for up to two additional years.

(3)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above minimum rate, determined and settled on a calendar month basis.

(4)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.

(5)	49% of the holding company of these vessels is held by a third party.

(6)	In March 2023, vessel entered into a new employment starting April 2026 for one year.

(7)	The charterer has the option to extend the term of the charter for up to five additional years.

(8)	The charterer has the option to extend the term of the charter for up to three additional years.

(9)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel’s Archangel, Alaska and Sakura Princess until 2025 and Arctic and Antarctic until 2026 and Tenergy until 2027.

Our vessels under construction, as of April 3, 2023, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
Aframax
1. HN 5081	Q3 2023	Daehan Shipbuilding Co	115,000	74.66
2. HN 5082	Q4 2023	Daehan Shipbuilding Co	115,000	74.65
3. HN 5083	Q1 2024	Daehan Shipbuilding Co	115,000	74.64
4. HN 5084	Q1 2024	Daehan Shipbuilding Co	115,000	74.64
Suezmax DP2 Shuttle Tankers
5. HN 2654	Q2 2025	Samsung Heavy Indutsries Co	154,350	129.33
6. HN 2655	Q2 2025	Samsung Heavy Indutsries Co	154,350	129.33
Suezmax Tankers
7. HN 3431	Q2 2025	Hyundai Heavy Industries Co	157,000	85.50
8. HN 3432	Q4 2025	Hyundai Heavy Industries Co	157,000	85.50
Total			1,082,700	728.25

(1)	Including any extra costs agreed as of April 3, 2023

We have arranged charters starting from the delivery of our DP2 suezmax shuttle tankers under construction, for period of five to eleven years, including charterer options for extension and from the deliveries of our four new dual fuel LNG powered aframaxes, for a period of five to ten years, including charterer options for extension with minimum days. The newbuildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the newbuildings and provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 3, 2023, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was 69%, which is higher compared to prior periods. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2022, 2021 and 2020 as a percentage of operating days.

Table of Contents	29

	Year Ended December 31,
Employment Basis	2022	2021	2020
Time Charter—fixed rate	37%	41%	40%
Time Charter—variable rate and pool	36%	19%	25%
Period Employment at variable rates	2%	2%	1%
Spot Voyage	25%	38%	34%
Total Net Earnings Days	22,640	22,090	22,394

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. As of April 3, 2023, our fleet has 14 tankers operating on spot voyages.

We have also secured charters from the delivery of six of our newbuildings, our DP2 suezmax shuttle tankers and our four dual fuel LNG powered aframax tankers for periods from five to eleven years, including charterer options for extension. We have not yet arranged employment for our suezmax tankers under construction which are scheduled for delivery to us in the second and fourth quarters of 2025, respectively.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TST. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of thirteen vessels (seven with Hyundai Ocean Services, four with International Tanker Management, one with Bernhard Schulte Shipmanagement and one with LSC) was sub-contracted to third-party ship managers during 2022.

The following chart illustrates the management of our fleet as of April 3, 2023:

Table of Contents	30

Technical management of the LNG carriers Neo Energy, Maria Energy and Tenergy, the VLCCs Hercules I, Ulysses, Dias I the suezmaxes Eurochampion 2004 and Decathlon the aframaxes Maria Princess, Sapporo Princess and Ise Princess, is subtracted to unaffiliated third-party ship managers.

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. The fees relating to the conventional oil tankers payable to Tsakos Energy Management had not been adjusted since 2012. From May 1, 2022, monthly fees increased to $28,500 for all conventional vessels, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29,117, for third-party managed vessels, the handymaxes Afrodite and Ariadne remained at $27,500, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees amounted to $21,000, $36,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $42,447 and $34,333 for the LNG carrier Tenergy. From August 1, 2022, the suezmax tanker Decathlon is managed by a third-party manager and pays monthly fees of $28,500.

The management fee starts to accrue for a vessel at the point a newbuilding contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $20.2 million in 2022, $20.2 million in 2021 and $20.3 million in 2020. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Columbia Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. The total amount paid for these chartering and acquisition brokerage commissions was $10.7 million in 2022, $6.8 million in 2021 and $8.1 million in 2020. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service Tsakos Shipping charged $0.3 million, representing 1.0% of the sale price. In 2021, the panamax tanker Maya was sold and for this service Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. Tsakos Shipping may also charge a fee of $200 thousand (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels which were delivered in the fourth quarter of 2019 and throughout 2020. No such fee was paid in 2022 and 2021.

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

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TST to manage the day-to-day aspects of tanker operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TST managed fleet. On occasion, TST subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third parties. TST employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 189 employees engaged in ship management and approximately 2,917 seafaring employees, of whom approximately 1,364 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The vessels managed by TST on our behalf consists of tankers.

Tsakos Energy Management pays TST a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TST performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Neo Energy, Maria Energy and Tenergy, the VLCCs Hercules I, Ulysses and Dias I, the suezmax Eurochampion 2004 and Decathlon, and the aframaxes Maria Princess, Sapporo Princess and Ise Princess, is subcontracted to unaffiliated third-party ship managers.

Maintenance and Repair. Each of the vessels is dry-docked once every five years in connection with special surveys and, after the vessel is fifteen years old, the vessel is dry-docked every two and one-half years after a special survey (referred to as an intermediate survey), or as necessary to ensure the safe and efficient operation of such vessels and their compliance with applicable regulations. TST arranges dry-dockings and repairs under instructions and supervision from Tsakos Energy Management. We believe that the continuous maintenance program we conduct results in a reduction of the time periods during which our vessels are in dry-dock.

Table of Contents	32

TST routinely employs on each vessel additional crew members whose primary responsibility is the performance of maintenance while the vessel is in operation. Tsakos Energy Management awards and, directly or through TST, negotiates contracts with shipyards to conduct such maintenance and repair work. They seek competitive tender bids in order to minimize charges to us, subject to the location of our vessels and any time constraints imposed by a vessel’s charter commitments. In addition to dry-dockings, TST, where necessary, utilizes superintendents to conduct periodic physical inspections of our vessels.

Crewing and Employees

We do not employ personnel to run our business on a day-to-day basis. We outsource substantially all our executive, commercial and technical management functions.

TST arranges employment of captains, officers, engineers and other crew who serve on the vessels. TST ensures that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions and that experienced and competent personnel are employed for the vessels.

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2022.

Customer	Year Ended December 31, 2022
Exxonmobil	12.9%
Equinor	8.4%
Maersk Pool	8.2%
Vitol	7.5%
Litasco	7.2%
Flopec	5.6%
Shell	5.4%
Petrobras	5.3%
Chevron	4.7%
Trafigura	3.7%
BP Shipping	3.3%
Gazprom	2.5%
Clearlake	2.4%
Uniper	2.4%
CSSA	2.3%
Sinopec	2.1%
Mercuria	2.0%
HMM	1.7%
ST Shipping	1.0%
Valero	1.0%

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

Table of Contents	33

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

MARPOL Annex IV entered into force on September 27, 2003, and a revised Annex IV was adopted on April 1, 2004 and entered into force on August 1, 2005. It requires ships engaged in international voyages, of 400 gross tonnage and above, and certified to carry more than 15 persons to have systems and controls in place to deal with human sewage, for governments to have port reception facilities, and a requirement for survey and certification. Annex IV prohibits the discharge of sewage into the sea, except when the ship has an approved sewage treatment plant in operation or when the ship is discharging comminuted and disinfected sewage using an approved system at a distance of three nautical miles from the nearest land.

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

Amendments to Annex VI to address greenhouse gas (“GHG”) emissions from shipping came into force on January 1, 2013. New vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile (the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). All our vessels have SEEMPs. The EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier was placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements as indicated in vessels International Energy Efficiency (IEE) Certificate. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III ECAs (discussed in further detail below) and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.5% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships are not permitted to transport fuels containing more than 0.5% m/m sulfur content for use on board, regardless of whether a ship is operating outside a designated ECA, unless the ship has an approved exhaust cleaning system ("EGCS") or “scrubber” fitted. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business. Amendments to Annex VI of MARPOL came into force on April 1, 2022, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of on-board fuel oil and installing an on board sampling point or points. From April 1, 2022, changes to the reporting requirements on the vessel's required and attained EEDI values contained in Regulation 20, brought forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, are required to be significantly more energy efficient than the baseline.

Table of Contents	34

In November 2021, draft amendments to Annex VI of MARPOL were agreed by the MEPC and were subsequently adopted at its 76th session in June 2021. On November 1, 2022, the amendments entered into force. The amendments impose mandatory goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's goal of reducing greenhouse gas emissions by at least 40% by 2030 and by 70% by 2050 (compared to 2008 levels). The Energy Efficiency Existing Ship Index (EEXI) effectively extends design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). The vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) must be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is a rating that will be given to all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. Vessels require an enhanced SEEMP that measures the vessel's CII and sets a mandatory annual CII target to be attained via operational compliance steps. The CII metric for calculating a vessel's annual operational carbon intensity is the annual efficiency ratio ("AER"), which considers a vessel's total CO2 emissions over the vessel's total distance sailed (as deadweight ton miles). A ship's carbon intensity will be rated by performance level A (best – major superior) to E (worst – inferior) which is recorded on the SEEMP. If a ship is rated D for three consecutive years or E for one year, it will have to submit a corrective action plan describing how it will achieve rating C or better. Administrations, port authorities and other stakeholders are encouraged by the MEPC to provide incentives to ships rated A or B. The MEPC is to review the effectiveness of these requirements by January 1, 2026 and develop further amendments as required. As a result the full financial impact of complying with these measures is not yet clear. In May 2022, the US Coast Guard proposed regulations to implement these new provisions of MARPOL Annex VI and to explain how the United States has chosen to carry out certain discretionary aspects of Annex VI.

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information was mandatory beginning April 9, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations. In May 2022, the IMO's Facilitation Committee adopted amendments to FAL expected to enter into force on January 1, 2024. These amendments make it mandatory for public authorities to establish, maintain and use single window systems for the electronic exchange of information required on arrival, stay and departure of ships in ports. Public authorities must combine or coordinate the electronic transmission of the data to ensure that information is submitted or provided only once and re-used to the maximum extent possible. The updated annex to the FAL Convention requires Contracting Governments and their relevant public authorities to allow ships and ports to remain fully operational during a public health emergency of international concern (PHEIC), in order to maintain complete functionality of global supply chains to the greatest extent possible. Public authorities are also required to designate port workers and ships' crew as key workers (or equivalent), regardless of their nationality or the flag of their ship, when in their territory.

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”) which prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. The Anti-fouling Convention came into force on September 17, 2008 and applies to vessels constructed prior to January 1, 2003 that have not been in dry-dock since that date. Since January 1, 2008, under the Anti-fouling Convention, exteriors of vessels have had to be either free of the prohibited compounds or have had coatings applied that act as a barrier to the leaching of the prohibited compounds. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and must undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Draft amendments to the Anti-fouling Convention were approved by the MEPC in November 2020 and adopted at its 76th session in June 2021, which prohibits anti-fouling systems containing cybutryne (also known as Irgarol-1051) from January 1, 2023, or for ships which already have such an anti-fouling system, at the next scheduled renewal of the anti-fouling system after January 1, 2023, but no later than 60 months following the last application of the ship of such an anti-fouling system. We fully comply with the provisions of the “Anti-fouling Convention” and we do not believe that we will have an adverse financial impact on the operation of our vessels.

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers including those contained in the International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”), the Existing Ships Carrying Liquefied Gases in Bulk (“EGC Code”) and the Code of the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. Since January 1, 2021, Annex II MARPOL has imposed stricter controls on the discharge of noxious liquid substances residues in specified areas (North West European waters, Baltic Sea area, Western European waters and the Norwegian Sea). In these areas prewash and discharge to a port reception facility are required for cargo residues and tank washings containing persistent floating products (for example, certain vegetable oils and paraffin-like cargoes).

Table of Contents	35

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

In October 2016, the IMO adopted amendments to Annex V which place responsibility on shippers to determine whether or not their cargo is hazardous to the marine environment (with such categorization to be carried out in accordance with the UN Globally Harmonized System of Classification and Labelling of Chemicals) and introduced a two-part garbage record book which splits cargo residues from garbage other than cargo residues. These amendments entered into force on March 1, 2018. This requirement was extended in December 2022 to vessels of 100 gross tonnage or above and less than 400 gross tonnage. The MEPC has also agreed that by 2025 this amendment will extend to all vessels, including fishing vessels, to support the IMO's commitment to addressing marine plastic litter from ships and the UN 2030 Sustainable Development Goal 14. We have policies and procedures in place to ensure compliance with these amendments to Annex V.

Tsakos Shipping, our technical manager, is ISO 14001 compliant. ISO 14001 requires companies to commit to the prevention of pollution as part of the normal management cycle. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

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

Table of Contents	36

SOLAS Regulation II-2/4 has been amended to require that ships carrying oil fuel shall prior to bunkering with fuel be provided with a declaration signed and certified by the fuel oil supplier's representative that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1 and with the test method used for determining the flashpoint. These amendments come into effect on January 1, 2026. SOLAS Regulations II-2/4.5 and II-2/11.6 have been amended to clarify the provisions relating to the secondary means of venting cargo tanks in order to ensure adequate safety against over and under pressurization. SOLAS Regulation II-2/20 relating to the performance of ventilation systems was also amended. These changes apply to all tankers constructed on or after January 1, 2017. All of our tankers constructed on or after January 1, 2017 comply with, and our new buildings will meet, these requirements.

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

The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”) and its associated Code was amended in June 2010 (the “Manila Amendments”) with such amendments entering into force on January 1, 2012, with a five-year transitional period until January 1, 2017. As of 2018 all seafarers are required to meet the STCW standards and be fully certified in accordance with the revised STCW amendments. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. From January 1, 2017, all of our crew's STCW Convention certificates have been issued, renewed and revalidated in accordance with the provisions of the Manila Amendments.

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

OPA 90. The U.S. Oil Pollution Act of 1990 (“OPA 90”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA 90 affects all owners and operators whose vessels trade to the U.S. or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S.’s territorial sea and its two hundred nautical mile exclusive economic zone. The USCG is the lead federal agency that enforces OPA 90.

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

Table of Contents	37

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. From March 23, 2023, the limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,500 per gross ton or $21,521,000.

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

Owners or operators of tankers operating in U.S. waters are required to file vessel response plans with the USCG for approval, and their tankers are required to operate in compliance with such approved plans. These response plans must, among other things, (1) address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”, (2) describe crew training and drills, and (3) identify a qualified individual with full authority to implement removal actions. All our vessels have approved vessel response plans. We intend to comply with all applicable USCG and state regulations in the ports where our vessels call.

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

We comply with the VGP and the record keeping requirements and we do not believe that the costs associated with obtaining such permits and complying with the associated obligations will have a material impact on our operations.

In August 2021, a Federal Judge in California ordered the EPA to update its regulations about the chemicals that can be used to disperse offshore oil spills. The EPA has a deadline of May 31, 2023, to take final action on listing and authorizing the chemicals and must submit regular status report in the meantime.

The Clean Air Act. The CAA requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On December 22, 2009, the EPA adopted final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. As a result, the most stringent engine emissions and marine fuel sulfur requirements of Annex VI will apply to all vessels regardless of flag entering U.S. ports or operating in U.S. waters, and to all U.S. flagged vessels regardless of location. The emission standards apply in two stages: near-term standards for newly-built engines, which have applied since the beginning of 2011, and long-term standards requiring an 80% reduction in NOx by 2030, which has applied from the beginning of 2016, requiring the use of emission control technology. In January 2021, the EPA expanded the availability of a proven, modern inspection method for finding and correcting air pollution leaks at large liquid storage tanks. These amendments allow owner/ operators of certain large tanks known as Volatile Organic Liquid Storage Vessels to conduct less cumbersome "in service" inspections of the tanks, without emptying and degassing the storage tank.

IMO Emission Control Areas. All vessels operating in the North American and Caribbean ECAs discussed above must use fuel with a sulfur content of 0.1%. Since January 1, 2016, NOx after-treatment requirements have also applied. California implemented a 24 nautical mile zone within which fuel must have a sulfur content of 0.1% or less on January 1, 2014. Currently, the California regulations run in parallel with the emissions requirements in the North American and Caribbean ECAs. Compliance with the North American and Caribbean ECA emission requirements, as well as the possibility that more stringent emissions requirements for marine diesel engines or port operations by vessels will be adopted by the EPA or the states where we operate, could entail significant capital expenditures or otherwise increase the costs of our operations. Similarly, the EU has ECAs in place in the Baltic Sea and the North Sea and English Channel, within which fuel with a sulfur content in excess of 0.1% has not been permitted since January 1, 2015. The MEPC has adopted amendments to MARPOL Annex VI to designate the Mediterranean Sea, as a whole, as an ECA within which sulfur in fuel oil used on board ships is limited to 0.1%. This amendment is expected to enter into force on 1 May 2024, taking effect from 1 May 2025.

The MEPC has agreed in principle to the designation of the North-Western Mediterranean Sea as a Particularly Sensitive Sea Area, meaning it can be protected by shipping route measures, subject to the further development and approval of the proposed associative protective measures by the Sub-Committee on Navigation, Communications and Search and Rescue (NCSR) and the Maritime Safety Committee.

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

Table of Contents	39

Regulation 18.5 of MARPOL Annex VI requires ships of 400 gross tons and above to have on board a Bunker Delivery Note (“BDN”) which records details (as set forth in Appendix V) of fuel oil delivered and used on board for combustion purposes. The BDN also provides the designation requirements for refiners, importers and distributors. The BDN now includes a selection box obliging the purchaser to obtain a notification from the fuel supplier’s representative that fuel is intended to be used in compliance with MARPOL, if the fuel supplied exceeds the 0.5% sulfur limit. In November 2022, the MEPC adopted amendments to Annex V making it mandatory to include the flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70˚C in the BDN. This amendment is expected to enter into force on 1 May 2024.

Further, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures, which entered into force on January 1, 2023.

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

Table of Contents	40

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

The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading System (“ETS”). In March 2020 the European Commission proposed a draft European Climate Law which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050. In December 2020 the European Council agreed on a general approach on the European Climate Law. According to Directive (EU) 2018/2021 of the European Parliament and of the Council of 11 December 2018 on the promotion of the use of energy from renewable sources, in order to mainstream the use of renewable energy in the transport sector the share of renewable energy within the final consumption of energy in the transport sector is set to be at least 14 % by 2030 (minimum share). This objective is likely to be increased soon, with the "Fit for 55" package.

In July 2021, the EU Commission submitted its 'Fit for 55' package, consisting of several legislative proposals to ensure EU legislation is in line with the EU's climate goals under the European Green Deal. Two key proposals are the inclusion of carbon emissions from maritime transport in the EU ETS from 2023 and FuelEU Maritime, a new proposal targeting the carbon intensity of a ship's fuel. If adopted as per the Commission's proposal, the EU ETS will apply to 100% of carbon emissions from ship voyages between EU ports and 50% of emissions from voyages between an EU port and a non-EU port. The EU ETS is a 'cap and trade' carbon market, where participants purchase allowances that can be traded with other participants. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual emissions for the previous calendar year or face paying a financial penalty. If adopted as per the Commission's proposal, the FuelEU Maritime Regulation would apply to all ships above 5,000GT arriving at or departing from EU ports and compliance obligations would be phased in from January 1, 2025. The proposed FuelEU Maritime Regulation would require a ship's fuel consumption and the fuel's average GHG intensity to be monitored, verified and calculated. The regulation would set an annual limit on the GHG intensity of maritime fuels used by a ship, with a financial penalty imposed for any 'compliance deficit'. In addition, the proposed FuelEU Maritime Regulation would require containerships and passenger ships calling at EEA ports to connect to and use on-shore power at berth from January 1, 2030. The European Council adopted its general approach on June 29, 2022 and a political agreement as reached in December 2022 on the proposals, which are currently pending formal adoption in both the European Council and the European Parliament.

Vessel Recycling Regulations. The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on November 20, 2013 and anticipates the international ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009 (“Hong Kong Convention”). The Hong Kong Convention will enter into force 24 months after the following conditions are met: (1) not less than 15 IMO member states have become signatories, (2) the signatories represent at least 40% of the gross tonnage of the world’s merchant shipping, and (3) the combined maximum annual ship recycling volume of the signatories during the preceding 10 years constitutes at least 3% of the gross tonnage of the combined merchant shipping of the signatories. The Hong Kong Convention has been adopted by the necessary number of member states; however, those states do not represent the required minimum 40% of the world merchant shipping for the Hong Kong Convention to enter into force.

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

Table of Contents	41

Other Environmental Initiatives. Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The U.S. is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002, but the Supplementary Fund Protocol was adopted in 2003 and entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the 1992 CLC Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $3.4 million plus approximately $0.0005 million for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $66.7 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 31, 2023. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 CLC Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 CLC Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 CLC Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 CLC Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The USCG adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 – 5,000 cubic meters, their first scheduled drydock after January 1, 2014. The USCG must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (“CGMIX”) web page. As of March 13, 2023, there were fifty treatment systems which have obtained USCG type approval. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. Under the BWM Convention, all ships in international traffic are required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and all ships of 400 gross tons and above have to be surveyed and issued with an International Ballast Water Management Certificate. The BWM Convention sets out two standards of compliance, D1 and D2. The D1 standard requires ships to exchange ballast water in open seas away from coastal areas. The D2 standard in Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water. All ships must maintain the D1 standard until required to comply with the D2 standard. All ships constructed after entry into force of the BWM Convention (September 8, 2017) will have to be compliant on delivery with the D2 standard. Existing ships are required to be compliant with the D2 standard by their first International Oil Pollution Prevention (“IOPP”) renewal survey on or after September 8, 2017. Ships constructed before September 8, 2017 are required to comply with the D2 standard at the first IOPP renewal survey on or after September 8, 2019. All ships must have installed a ballast water treatment system which is compliant with the D2 standard by September 8, 2024. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries. Amendments to the BWM Convention came into force on June 1, 2022. These include changes to the form of the IBWM certificate and rules requiring commissioning testing of ballast water management systems at the ship's initial survey or during an additional survey for retrofits. This test is required before the BWM certificate for D-2 is issued, but does not apply to ships that already have a certified ballast water management system installed.

Table of Contents	42

Our vessels comply with the BWM Convention in accordance with its terms, though the cost of compliance has resulted in us incurring costs to install approved ballast water treatment systems on our vessels.

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

In December 2022, the MEPC also adopted amendments to MARPOL Annex I, Annex II, Annex IV, Annex V, and Annex VI to allow States with ports in the Arctic region to enter into regional arrangements for port reception facilities. These amendments are expected to enter into force on May 1, 2024.

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

Table of Contents	43

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of March 2023, 194 of the 197 countries who were party to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. With growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, the shipping industry has been subject to further regulation as a result of COP 21 and subsequent COP meetings. This has included initiatives from both the shipping industry and national governments, such as the Call to Action for Shipping Decarbonization (which more than 200 companies has signed), the Clydebank Declaration for Green Shipping Corridors (signed by over 20 countries) and the proposal from the International Chamber of Shipping for an IMO Maritime Research Fund to invest in research and development of zero-carbon technologies for ships.

COP27 held in Egypt in November 2022 was the last COP before the IMO's MEPC met in December 2022 for its 79th session and before it meets in Spring 2023 to decide its final GHG emissions strategy (see below). Prior to this, in April 2018 the MEPC adopted an initial strategy on the reduction of GHG emissions from ships. The initial strategy aims to reduce the total GHG emissions from ships, based upon emissions in 2008, by at least 50% by 2050, while at the same time pursuing efforts towards phasing them out entirely. In keeping with IMO’s initial strategy, IMO has committed to having in place by 2023 short-term measures (such as the EEXI, CII rating and enhanced SEEMP as set out above) and by 2030 mid-term measures intended to meet the stated goals of reducing carbon dioxide emissions from shipping by 40% by 2030 and 70% by 2050, and GHG emissions from shipping by 50% by 2050. .

A follow up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. The proposed amendments to Regulations 20A, 21A, 22 of chapter 4 of MARPOL Annex VI imposing mandatory goal based measures to reduce the cargo intensity of international shipping, as discussed above, are part of these initiatives. There have also been proposals (to be further developed as a priority after the MEPC's 80th session in July 2023) for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. A number of proposals were discussed at MEPC77 in November 2021 and were referred to the Intersessional Working Group on Reduction of GHG Emissions from Ships for further review. This Intersessional Working Group met in December 2022 and established a Working Group on Reduction of GHG emissions from ships (the "Working Group"). The Working Group committed to a strengthened level of ambition for the IMO's revised Strategy for Reduction of GHG Emissions from Ships by MEPC 80. The MEPC also invited and encouraged voluntary action plans and cooperation to contribute to reducing GHG emissions from ships. The Company is monitoring these developments and their potential impact. The Biden Administration in April 2021 announced that the United States will support a net-zero emissions goal, and the U.S. has pushed and is expected to continue pushing for more aggressive emissions requirements going forward.

On June 29, 2017, the Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA was a program, under the Global Environmental Facility-United Nations Development Program-IMO project, which supports shipping, and related industries, as they move towards a low carbon future. The GIA includes 18 members including, but not limited to, shipowners, operators, classification societies, and oil companies. The GIA has concluded.

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

Trading Restrictions. The Company is aware of the international sanctions applicable to trading with non-government controlled regions of Ukraine (including the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea, Zaporizhzhia and Kherson), Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan, and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries, and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

Table of Contents	44

Its vessels are not chartered to any Crimean, Cuban, Iranian, North Korean, Sudanese, Syrian or Venezuelan companies. The voyage charter parties and all time-charter agreements relating to the vessels in the fleet generally preclude Iran, non-government controlled regions of Ukraine (including the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea, Zaporizhzhia and Kherson), Cuba, North Korea, Syria or Venezuela from the vessels’ trading unless agreed between owner and charterer after considering all relevant sanctions legislation, including any applicable general licenses, and obtaining legal advice as to the potential sanctions implications of the proposed trade. In addition all charter parties exclude trading with any entities or countries in contradiction of any sanctions as applicable from time to time.

None of the vessels the Company owns, operates or charters have provided, or are anticipated to provide in contradiction to sanctions as applicable from time to time, any U.S.-origin goods, or goods of any origin which would contravene sanctions restrictions, to these countries, or involve employees who are U.S. nationals in operations associated with these countries. No U.S. companies or U.S. dollar payments are involved in any operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

The Company is also aware of the less restrictive sanctions on trading with other countries, including but not limited to Libya, and Myanmar/ Burma, and the restrictions on trading with Russia, certain Russian entities and Russian origin goods. It has complied with those restrictions and intends to continue to so comply in all respects.

Between January 1, 2022, and March 31, 2023, the Company’s vessels made 2,582 port calls around the world, none of which were in breach of any sanctions regulations.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 3, 2023. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax shuttle tankers, aframax, panamax, handymax and handysize class sizes, and we also compete with owners of LNG carriers.

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

        Item 4A.       Unresolved Staff Comments

None.

Table of Contents	45

        Item 5.       Operating and Financial Review and Prospects

Company Overview

As of April 3, 2023, the fleet consisted of 58 double-hull vessels with an average age of 10.3 years, comprised of 51 conventional tankers, three LNG carriers and four suezmax DP2 shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have two DP2 suezmax shuttle tankers, four LNG dual fuel aframax tankers and two suezmax tankers under construction with expected deliveries in 2023, 2024 and 2025. The current operational fleet consists of three VLCCs, eighteen suezmaxes (including four DP2 shuttle tankers), nineteen aframaxes, two aframax LR2s, nine panamax LR1s, four handysize tankers and three LNG carriers. All vessels are owned by our subsidiaries, other than four suezmax tankers, one aframax tanker and one LNG carrier, which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in available vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2022

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

In 2022, the Company has experienced the largest change in trade flows relating to the carriage of crude and oil product movements arising from geopolitical events. The actions put in place by the West, and others, to penalize Russian activities, unintentionally gave all tanker operators a positive thrust to the commercial activities of their vessels and created changes that may actually become permanent, as Europe, the major client of Russian oil allowed them to be replaced with barrels from the USA, Guyana, West Africa, and the Middle East, which, in turn, created a situation in which tankers, including ours, could participate in enjoying the benefits of long distance voyages providing a positive ton-mile effect for tanker demand and rates. These changes started before the war. At the same time, tanker new buildings have not seen such a lack of new buildings for over thirty years, despite an ageing fleet world-wide.

Global oil demand is coming back after the COVID pandemic, despite the ongoing energy transition to renewables. In this respect the world appears to understand that, for the time being, it will be necessarily reliant on oil and LNG and may possibly last longer at least, until 2050. If this is achieved, it will be a record amount as according to the International Energy Agency demand is expected to grow by two million barrels daily in 2023.

China has relaxed its punitive zero COVID policy in the latter part of 2022, having caused, by its previous policy, a period of growth deterioration. The new policy should now allow a more active environment, as global growth will most likely come from Asia, despite global difficulties generating from high inflation, squeezed liquidity, and the serious situation of continuous war in the Ukraine. Nevertheless, the world economy still remains relatively buoyant. The recent concern relating to potential bank collapses appears to have been contained, although could potentially re-emerge if appropriate measures by the FED and global central banks are not implemented. Otherwise, the U.S. is in a good shape, and still guiding the world economy with the possibility of relaxing rate increases, and with indications that inflation is cooling down at an encouraging pace, creating a more favorable environment for the world economy, including shipping.

The global economy is expected to grow 2.9% in 2023 and 3.1% in 2024 as per the latest IMF projections.

Table of Contents	46

Specifically, to our industry, the impact of the pandemic had left a heavy toll over the past two years, with global oil demand and tanker demand falling to low levels. However, by contrast, tanker fleet supply fundamentals continued to look very positive due to a lack of newbuilding ordering, a diminishing tanker orderbook, and higher scrapping prices. At the end of 2022, the tanker orderbook stood at about 4.11%of the existing fleet size, the lowest since 1996 and well below the 2010 peak of over 22%. The level of new tanker orders will remain low in the near-term due to rising newbuild prices, mainly due to steel prices and ongoing uncertainty over vessel propulsion technology and alternative bunker fuels. Scrapping should remain elevated due to the combination of an ageing world tanker fleet and higher tanker scrap prices that have now reached over $650 per ton, providing incentive for owners with vessels over 20 years old to scrap their vessels.

As the new paradigm shift in international relations, driven by the war in Ukraine which continues to shape the global oil trade with expected lasting effects, China, at long last, dismantled its zero-covid policy which led to an increase in oil demand as the economy reopened and the travelling habits of the population gradually started to resurface. This pick-up in demand has led to higher oil imports as new refineries have come onstream, to facilitate the expected increase in consumption, and to recommence the export of oil products to the international markets. With Chinese oil imports anticipated to reach and possibly surpass the pre-Covid levels of 10.8mbpd and Chinese oil consumption expected by many consultants, to expand in 2023 by approximately 1.0mbpd, the strength of the current oil market, enhanced by the EU ban and the G7 price cap on Russian oil imports, seems to be on solid foundations. The tanker sector is set to be a prime beneficiary of this trend as the orderbook is at historical lows, at about 4.11%, and close to 35% of the fleet is over 15 years of age making these vessels less attractive to high-end oil concerns particularly for longer-term contracts.

Our fleet achieved voyage revenues of $860.4 million in 2022, an increase of 57.6% from $546.1 million in 2021. The average size of our fleet remained at similar levels in 2022 to 65.5 vessels from 65.4 vessels in 2021, and while fleet utilization increased to 94.7% during 2022 compared to 92.6% 2021. In 2022, geopolitical events lead to large changes in trade flows, creating a situation in which tankers participated in long distance voyages providing positive ton-mile effect for tanker demand and rates. Our average daily time charter rate per vessel, after deducting voyage expenses, increased to $30,399 in 2022 from $17,037 in 2021, mainly due to strong market rates and decreased number of vessels that underwent their dry dockings. Operating expenses increased by 9.8% to $190.3 million in 2022 from $173.3 million in 2021, mainly due to increased cost of lubricants and higher costs for routine repairs and maintenance due to increased inflation throughout the world economy in 2022.

Depreciation and amortization totaled $140.8 million in 2022 compared to $143.3 million in 2021 due to decreased depreciation expenses from $126.8 million in 2021 to $120.5 million in 2022, mainly due to revised scrap value per light weight ton (LWT) to $430 from $390 effective as of October 1, 2021. General and administrative expenses, which include management fees and incentive awards were $29.9 million in 2022 and $29.1 million in 2021, a slight increase mainly due to increased management fees.

Table of Contents	47

In 2022, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2022, indicated no impairment charge. In 2021, the Company recognized a $86.4 million impairment charge, due to probability of sale for certain of the Company’s vessels.

There was operating income of $256.4 million in 2022 compared to $119.9 million operating loss in 2021. Interest and finance costs, net, increased by 60.0% in 2022 or $18.8 million, mainly due to increased interest rates and increased level of average debt during the year.

Net income attributable to the Company was $204.2 million in 2022 compared to $151.4 million net loss in 2021. The effect of preferred dividends in 2022, inclusive of deemed dividends and undistributed income to Series G participants, was $36.0 million compared to $35.8 million in 2021. Net income per share was $6.02 basic and $6.01 diluted, in 2022, including the effect of preferred dividends, based on 27,970,799 weighted average shares outstanding basic and 28,188,064 weighted average shares outstanding diluted, compared to a net loss of $9.53 (basic and diluted) per share in 2021 based on 19,650,307 weighted average shares outstanding (basic and diluted).

Some of the more significant developments for the Company during 2022 were:

•	the issuance of 4,633,473 common shares and 165 Series D Preferred Shares 2,239 Series E and 5,888 Series F Preferred Share issuances;
•

the dry-docking of Marathon TS, Sola TS, Oslo TS, Stavanger TS, Euro, Bergen TS, Aegeas, Lisboa, Arctic, Antarctic, Arion, Decathlon, Neo Energy, Andromeda, Sakura Princess, Izumo Princess, for their mandatory special or intermediate survey;

•	the deliveries of three new vessels, the LNG carrier Tenergy, the VLCC Dias I and the DP2 shuttle tanker, Porto;
•	the sale of Inca and Proteas;
•	the payment to holders of Class B Preferred Shares of dividends totaling $1.7 million in aggregate;
•	the payment to holders of Series D preferred shares of dividends totaling $7.7 million in aggregate;
•	the payment to holders of Series E preferred shares of dividends totaling $11.0 million in aggregate;
•	the payment to holders of Series F preferred shares of dividends totaling $16.0 million in aggregate;
•	the payment to holders of Series G Convertible Preferred Shares of dividends totaling $0.03 million in aggregate; and
•	dividends to holders of common shares totaling $0.25 per share with or $7.3 million in aggregate.

The Company operated the following types of vessels during and at the end of 2022:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	3.0	2.1	14.0	3.5	21.3	9.6	6.0	6.0	65.5
Number of vessels at end of year	3.0	3.0	14.0	4.0	21.0	9.0	6.0	6.0	66.0
Dwt at end of year (in thousands)	273.0	900.0	2,245	623.0	2,326	662.0	318.5	223.0	7,570
Percentage of total fleet (by dwt at year end)	3.6%	11.9%	29.7%	8.2%	30.7%	8.7%	4.2%	3.0%	100.0%
Average age, in years, at end of year	7.5	5.2	12.4	6.5	9.6	12.9	17.5	15.9	10.4

We believe that the key factors which determined our financial performance in 2022, within the given freight rate environment in which we operated, were:

Table of Contents	48

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of potential upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2022 and into 2023. To these may be added:

•	continued strength or any decline in the product and crude oil tanker charter markets during the year;

•	our sale of eight vessels for an aggregate sale price of $169.5 million in the first quarter of 2023, which is expected to generate a book gain on sale of approximately $80 million, and reduced the size of our operating fleet;

•	any additional vessel sales;

•	any additional vessel acquisitions or newbuildings;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Below please see data regarding our fleet for the years ended December 31, 2022, 2021 and 2020, which we use in analyzing our performance.

Fleet Data	2022	2021	2020
Average number of vessels	65.5	65.4	65.0
Number of vessels (at end of period)	66.0	65.0	66.0
Average age of fleet (in years)(1)	10.4	10.2	9.3
Earnings capacity days(2)	23,919	23,864	23,781
Off-hire days(3)	1,279	1,774	1,387
Net earnings days(4)	22,640	22,090	22,394
Percentage utilization(5)	94.7%	92.6%	94.2%
Average TCE per vessel per day(6)	$30,399	$17,037	$23,638
Vessel operating expenses per ship per day(7)	$8,467	$7,728	$7,821
Vessel overhead burden per ship per day(8)	$1,248	$1,221	$1,221

Table of Contents	49

(1)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(2)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(3)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades and initial positioning after delivery of new vessels.

(4)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(5)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.

(6)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2022, and 2021, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 761 days and 805 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

(7)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(8)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2022	2021	2020
Voyage revenues	$860,400	$546,120	$644,135
Less: Voyage expenses	(209,890)	(198,078)	(145,267)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	14,600	14,600	8,800
Time charter equivalent revenues	665,110	362,642	507,668
Net earnings days	21,879	21,285	21,477
Average TCE per vessel per day	$30,399	$17,037	$23,638

Impact of COVID-19 on our Business

The impact of the COVID-19 pandemic continues to unfold and it may continue to negatively affect the global economy and energy consumption which may have a negative effect on the Company’s business, financial performance and the results of its operations. As discussed above, the impact of the COVID-19 pandemic has negatively impacted demand for oil in 2020, 2021 and in early 2022. In the first half of 2020, while LNG charter rates weakened, crude and product tanker freight and charter rates remained strong, in part due to off-shore oil storage and longer-haul voyages reducing the number of vessels available for trade; however, the COVID-19 pandemic contributed to a continued slowdown in the global economy and demand for oil which resulted in decreased demand for seaborne transportation of oil and oil products, beginning in the third quarter of 2020, and a continued decline in demand for seaborne transportation of LNG, and in turn charter rates for our vessels not fixed on long-term fixed-rate charters, which dynamics continued into early 2022, when the conflict in the Ukraine also began to have a significant impact, since which time tanker charter rates have increased significantly. Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain hull repairs and maintenance during 2020 and 2021 before dissipating in 2022, which disruptions could also continue to affect our operations. The extent to which these circumstances continue to affect us will depend largely on future developments.

Table of Contents	50

Russian-Ukraine Conflict

The ongoing war in Ukraine has had a significant direct and indirect impact on the trade of crude oil and refined petroleum products. This conflict has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against individuals, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively.

Russia’s invasion of Ukraine also led to a disruption in supply chains for crude oil and refined petroleum products, changing volumes and trade routes, thus increasing ton-mile demand for the seaborne transportation of refined petroleum products, which resulted in a prolonged spike in freight rates. Boycotts by Western oil majors and many ship owners resulted in lower product flows from Russia to Europe, while high arbitrage spreads incentivized Middle Eastern and U.S. diesel flows to Europe, increasing ton-mile demand for vessels.

The U.S., EU nations and other countries could impose wider sanctions and take other actions. Further sanctions imposed or actions taken by the U.S., EU nations or other countries, and retaliatory measures by Russia in response, could lead to increased volatility in global oil demand, which could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Impact of Inflation and Interest Rates

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2022. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates has and may continue to drive a higher cost of capital for our business.

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

Second are “time charters,” under which a shipowner is paid hire on a per day basis for a given period. Normal vessel operating expenses, such as stores, spares, repair and maintenance, crew wages and insurance premiums, are incurred by the shipowner, while voyage expenses, including bunkers and port charges, are the responsibility of the charterer. The time charterer decides the destination and types of cargoes to be transported, subject to the terms of the charter. Time charters can be for periods of time ranging from one or two months to more than three years. The agreed hire may be for a fixed daily rate throughout the period or may be at a guaranteed minimum fixed daily rate plus a share of a determined daily rate above the minimum, based on a given variable charter index or on a decision by an independent brokers’ panel for a defined period. Many of our charters have been renewed on this time charter with profit share basis over the past years. Time charters can also be “evergreen,” which means that they automatically renew for successive terms unless the shipowner or the charterer gives notice to the other party to terminate the charter.

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

Table of Contents	51

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2022 and 2021, seven of our subsidiaries had vessels operating in a pool.

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

Impairment. The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. For right-of-use assets under finance leases, the carrying value includes the amount of the initial measurement of the lease liability, any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct costs incurred by the lessee. Carrying value of right-of-use assets under finance leases also includes the unamortized portion of leasehold improvements. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

The Company reviews and tests all vessels, vessels under construction and right-of-use assets under finance leases for impairment at each quarter-end when indications of impairment are present and- at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel including any unamortized dry-docking costs or the right-of-use assets under finance leases including any unamortized leasehold improvements may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount including any unamortized dry-docking costs. The average age of our vessels is approximately 10.3 years as of April 3, 2023. The average remaining operational life is, therefore, 13.9 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values including any unamortized dry-docking costs or right-of-use assets under finance leases including any unamortized leasehold improvements, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten-year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2022 average per individual vessel and vessel type to which we also apply an annual escalation. As at December 31, 2022, given the increase in inflation rates, we increased the annual escalation applied on operating costs from 2% to 2.8%. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

Table of Contents	52

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

Should the carrying value of the vessel, including any unamortized dry-docking costs or right-of-use assets under finance leases including any unamortized leasehold improvements exceed its estimated undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. The fair values are determined based principally on or by corroborated observable market data. Inputs considered by management in determining the fair value include independent brokers’ valuations. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

The Company would not record an impairment charge for any of the vessels or right-of-use assets under finance leases for which the fair market value is below its carrying value including any unamortized dry-docking costs or any unamortized leasehold improvements for finance leases unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount including any unamortized dry-docking costs or right-of-use assets under finance leases including any unamortized leasehold improvements is not recoverable.

For the impairment of right-of-use assets under operating leases, we compare the carrying amount including any leasehold improvements, with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates for the unfixed days and the average of those, over the remaining lease term.

As noted above, for vessels, vessels under construction and right-of-use assets under finance leases, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2022 and 2021, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2022		As of December 31, 2021
	Number of Vessels	Amount (U.S.$ millions) (**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	0	0
1-year historical average rate	0	0	10	136.7

(*)	Number of vessels the carrying value of which would not have been recovered, other than the seven vessels for which we recorded an impairment charge as of December 31, 2021.

(**)	Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates decreased to historically low levels during 2021 before improving in March and April of 2022 and improving through the date of this annual report. However, the effects of the conflict in Ukraine may have a negative effect on our revenue and profitability, and future assessments of vessel impairment.

Table of Contents	53

At December 31, 2022, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations, was $3.2 billion, compared to a total carrying value of $2.7 billion. There were seven vessels in our fleet, whose carrying values exceeded their market values. The future undiscounted net operating cash flows expected to be generated by each of these vessels in the fleet was comfortably in excess of its respective carrying value. As determined at December 31, 2022, the aggregate carrying value of these seven vessels was $0.5 billion, and the aggregate market value of these vessels was $0.4 billion. These vessels were:

•	LNG: Neo Energy, Maria Energy
•	Suezmax:, Decathlon
•	Panamax: Selecao, Socrates, World Harmony, Chantal,

In addition, at December 31, 2022, the Company reviewed and tested its five right-of-use assets under operating leases for impairment by comparing their carrying amount plus any unamortized leasehold improvements with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, which were comfortably in excess of their respective carrying value.

At December 31, 2022, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use assets under operating and finance leases in connection with the estimated recoverable amount did not result in an impairment of their carrying values.

Critical Accounting Policies

Critical accounting policies are those that are both most important to the portrayal of the company’s financial condition and results, and require management’s most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Together with critical accounting estimates above, we have also described below our critical accounting policies, because they potentially result in material different results under different assumptions and conditions. Significant accounting policies are described in Note 1 of the consolidated financial statements included elsewhere in this annual report.

Accounting for Leases (Company acts as lessee). Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee. After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income (loss). Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income (loss). Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

Table of Contents	54

Accounting for Revenue. The Company’s subsidiaries’ vessels are employed under a variety of charter contracts, including voyage charters and contracts of affreightment, time charter, bareboat charter agreements (including profit sharing clauses) or pooling arrangements. Time and bareboat charter revenues are accounted as operating leases in accordance with ASC 842 (Company acts as lessor) and are recorded ratably over the term of the charter as the service is provided. Revenue under pooling arrangements is accounted for as a variable rate operating leases and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool. Revenues from profit sharing arrangements are recognized to the extent the variable amounts earned beyond an agreed fixed minimum hire at the reporting date and all other revenue recognition criteria are met. Revenues generated under voyage charter agreements and contracts of affreightment are recognized ratably from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge of cargo (loading-to-discharge), in accordance with ASC 606.

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry-dock. Since December 31, 2010, the Company had not had any vessels under hire from a third-party, until December 2017, when two vessels were sold and chartered back to the Company for five years. As of December 31, 2022, the Company had five and two vessels which were sold and chartered back to the Company for five years and for less than a year, respectively. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account five of these transactions as operating leases and two as finance leases, recognizing right-of-use asset and corresponding lease liability.

Table of Contents	55

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, spares, stores and lubricant costs. All vessel operating expenses are expensed as incurred.

Depreciation and Amortization of deferred charges and leasehold improvements. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Since steel prices have increased significantly during the last years and are expected to be at high levels for the coming years, effective October 1, 2021, our estimate for scrap values was increased from $390 to $430 per lightweight ton. This change in estimation resulted in positive impact of $0.7 million to our 2021 financial results. The decrease in depreciation expense for the year ended December 31, 2022, was approximately $3.0 million. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carriers), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

We amortize the costs of dry-docking and special surveys of each of our ships over the period up to the ship’s next scheduled dry-docking (generally every 5 years for vessels aged up to 15 years and every 2.5 years thereafter). These charges are part of the normal costs we incur in connection with the operation of our fleet.

We amortize the costs of leasehold improvement costs on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to us or it is reasonably certain that we will exercise an option to purchase the underlying asset, in which case we amortize the leasehold improvements to the end of their useful life.

Impairment loss. An impairment loss for an asset held for use, for advances for vessels under construction and for right-of-use assets under operating and finance leases should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third parties. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, there was no impairment charge as of December 31, 2022. In 2021, there was an impairment charge for seven vessels, Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas. In 2020, there was an impairment charge for four vessels, Arctic, Antarctic, Izumo Princess and Sakura Princess.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. Monthly management fees remained the same (apart from third-party managed vessels) as in 2021, 2020 and until May 1, 2022, where monthly fees increased to $28.5 thousand ($27.5 thousand for 2021 and 2020) for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1 thousand, for the handymaxes Afrodite and Ariadne remained at $27.5 thousand, for the suezmax tanker Decathlon $28.5 thousand (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0 thousand, $36.0 thousand for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 thousand and $34.3 thousand for the LNG carrier Tenergy. For 2023, no increase has been agreed by March 31, 2023, apart from eleven vessels managed by third party managers. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2022 /23 policy year, we received approximately $11.8 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by six of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

Table of Contents	56

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2022 versus year ended December 31, 2021

Voyage revenues

Voyage revenues earned in 2022 and 2021 per charter category were as follows:

	2022		2021
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	25.2	3%	25.2	5%
Time charter-fixed rate	205.6	24%	191.4	35%
Time charter-variable rate (profit share)	153.3	18%	67.0	12%
Pool	71.3	8%	7.5	1%
Voyage charter-contract of affreightment	32.1	4%	9.0	2%
Voyage charter-spot market	372.9	43%	246.0	45%
Total voyage revenue	860.4	100%	546.1	100%

Revenue from vessels amounted to $860.4 million during the year ended December 31, 2022, compared to $546.1 million during 2021, a 57.6% increase mainly due to the strengthening of market conditions during 2022 compared to 2021. There was an average of 65.5 vessels operating in 2022 compared to an average of 65.4 vessels in 2021. Based on the total days that the vessels were actually employed as a percentage of the days owned or chartered-in, the fleet had 94.7% employment in 2022 compared to 92.6% in 2021, the increase in operating days being mainly due to the delivery of vessels Tenergy, Porto and Dias I, compared to no vessel deliveries in 2021. However, this increase was counterbalanced by the sale of vessels Proteas and Inca during 2022 compared to the sale of vessel Maya in 2021. In addition, the decreased number of ballast days, for which we do not receive charter hire payments, under spot voyages during 2022 compared to 2021, also resulted in a total number of increased operating days.

Market conditions for tankers during 2022 were significantly strengthened mostly due to high demand for crude oil and low supply that pushed gas prices upward, which combined with the shortage of refining capacity, also caused crude oil price increases in many parts of the world.  In addition, the upturn of the market, affected by seasonal factors and global oil demand, indicated post Covid-19 pandemic recovery, which, combined with the current crisis in the Ukraine has created a redrawing of global trade routes that has resulted in an increase in oil tanker voyages.

The average time charter equivalent rate per vessel in 2022 was $30,399 per day, an increase of 78.4% from $17,037 per day in 2021 due to the overall improvement of the market during 2022, positively affecting all vessel types and sizes in our fleet apart from our DP2 shuttle vessels which showed a slight decrease of 5%. The average daily TCE per vessel for the remaining categories were well above the prior year’s average levels, with increases ranging from 19% to 249% in 2022 compared to the equivalent period of 2021.

Average daily TCE rates earned for the years ended December 31, 2022 and 2021, were as follows:

	Year ended December 31,
	2022	2021
	U.S. $	U.S. $
LNG carrier	48,337	40,588
VLCC	31,186	20,639
Suezmax	38,430	14,396
DP2 shuttle	50,375	53,059
Aframax	25,928	16,793
Panamax	19,655	13,009
Handymax	28,098	8,040
Handysize	29,745	9,553

Table of Contents	57

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 761 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2022 compared to 805 days lost for the year ended December 31, 2021. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2022	2021
Voyage revenues	$860,400	$546,120
Less: Voyage expenses	(209,890)	(198,078)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	14,600	14,600
Time charter equivalent revenues	$665,110	$362,642
Divided by: net earnings (operating) days	21,879	21,285

Average TCE per vessel per day	$30,399	$17,037

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,			Year ended December 31,
	2022	2021	% increase/ (decrease)	2022	2021	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	140.6	114.0	23.3%	22,774	12,864	77.0%
Port and other expenses	36.8	63.3	(41.9)%	5,969	7,137	(16.4)%
Commissions	32.5	20.8	56.3%	5,263	2,347	124.2%

Total voyage expenses	209.9	198.1	6.0%	34,006	22,348	52.2%

Days on spot and Contract of Affreightment (COA)employment				6,172	8,863	(30.4)%

Voyage expenses include port charges, agents’ fees, canal dues, commissions and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $209.9 million during 2022 compared to $198.1 million in 2021, a 6.0% increase.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. The sharp increase in oil prices during 2022 resulted in a 56.1% increase in average delivered price paid by the Company for the bunkers procured globally during 2022, and a 77.0% increase in average daily bunker expenses for the year ended December 31, 2022, compared to 2021. The increase however was offset by the decrease in the volume of bunkers consumed by the fleet by 20% in 2022 compared to 2021, and the return of oil prices to normal levels during the fourth quarter of 2022, which resulted in an overall 23.3% increase in the bunkering expenses of the fleet for 2022 compared to 2021. Additionally, during 2022, there was a decrease of 41.9% in the amount of port expenses, mainly attributed to the decreased port calls, as the number of days vessels operated under spot and coa agreement decreased by 30.4% in 2022 compared to 2021, with daily port expenses reaching $5,969 in 2022 from $7,137 in the prior year.

Commissions in 2022 totaled $32.5 million compared to $20.8 million in 2021, a 56.3% increase. As commissions are highly correlated with revenue patterns, the increase in commissions is attributed to the overall increase of revenue by 57.6%. Commissions represented 3.8% of revenue from vessels in 2022 and 2021.

Table of Contents	58

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per relevant vessel
	2022	2021	% increase/ (decrease)	2022	2021	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	110.0	102.6	7.2%	4,897	4,579	6.9%
Insurances	19.4	16.5	17.6%	861	735	17.1%
Repairs and maintenance, and spares	27.4	22.8	20.2%	1,220	1,019	19.7%
Stores	11.3	10.3	9.7%	503	461	9.1%
Lubricants	9.3	7.5	24.0%	415	333	24.6%
Other (quality and safety, taxes, registration fees, communications)	13.3	13.7	(2.9)%	593	608	(2.5)%
Foreign currency losses/(gains)	(0.4)	(0.1)	300.0%	(22)	(7)	214.3%

Total operating expenses	190.3	173.3	9.8%	8,467	7,728	9.6%
Earnings capacity days excluding vessels on bare-boat charter				22,459	22,404

 Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $190.3 million in 2022, compared to $173.3 million during 2021, an increase of 9.8%. The increase is partially attributed to the delivery of LNG carrier Tenergy in January 2022, the delivery of DP2 shuttle tanker Porto in July 2022 and the delivery of VLCC tanker Dias I in November 2022, that resulted in an overall increase of $7.8 million in our operating expenses. However, these increases were partially counterbalanced by the sale of the aframax tanker Proteas and the sale of panamax tanker Inca in April and August 2022, respectively, in contrast with 2021, that the vessel Maya was sold in May 2021. Furthermore, the overall increase is also attributed to increased drydock repairs and scheduled maintenance costs in 2022 compared to 2021. More specifically, although sixteen vessels underwent scheduled dry-dockings in 2022, compared to twenty one in 2021, the significant increase in global inflation throughout the world economy in 2022, along with main engine overhauls and higher costs for routine repairs and maintenance that were performed during 2022, led to increased costs of maintenance. In addition, during 2022 travel restrictions and repatriation difficulties due to the Covid-19 pandemic were eliminated, which contributed to an increase in crew expenses due to costs related to returning to pre-Covid normality, mainly attributed to the more frequent change of crew. In addition, the Company’s P&I renewals during the first quarter of 2022 saw an increase in costs partly due to the International Group of P&I Clubs’ need to increase their income after several years of premium reductions, which contributed to an overall increase of 17.6% in the Company’s insurances compared to 2021. In addition, there was an increase of 24% in lubricants in 2022 compared to 2021, due to the unexpected geopolitical events that began during the first half of 2022, that led to an increase in prices throughout 2022 following the trends in bunkers prices.

Average operating expenses per vessel per day for the fleet increased by 9.6% to $8,467 for 2022 from $7,728 in 2021, similar to the overall increase of operating expenses, with the weakening of the U.S. dollar by approximately 10%, negatively impacting our operating expenses.

Table of Contents	59

Charter hire expense

Charter hire expense amounted to $32.8 million in 2022 compared to $30.1 million in 2021, an increase of $2.7 million, or 9.0%. The increase being due to the increased number of days of vessels being hired compared to prior year.

Depreciation and Amortization

Depreciation and amortization charges totaled $140.8 million in 2022 compared to $143.3 million in 2021, a 1.7% decrease.

Depreciation amounted to $120.5 million in 2022 compared to $126.8 million during 2021, a decrease of $6.3 million, or 5.0%. The decrease being due to the disposal of the aframax tanker Proteas and the panamax tanker Inca in April and August of 2022, respectively, counterbalanced by the addition of the LNG carrier Tenergy the DP2 shuttle tanker Porto, and the VLCC tanker Dias I, in January, July and November, respectively. In addition, the increase of the estimated scrap value per light weight ton (LWT) to $430 from $390 effective as of October 1, 2021, reduced the depreciation expense by approximately $3.0 million during 2022.

The costs of dry dockings of each ship is amortized over the period up to the next scheduled dry docking. During 2022, amortization of deferred dry-docking costs was $13.7 million compared to $13.1 million in 2021, an increase of 4.6%. In 2022, sixteen vessels underwent their scheduled dry dockings compared to twenty-one in the prior year.

The costs of leasehold improvements is amortized on a straight-line basis over the remaining lease term (representing the shorter of the useful life of the leasehold improvement and the remaining lease term) except for vessels Eurochampion 2004 and Euronike that as at December 31 ,2022 were treated as finance leases, thus the costs of leaseholds improvements for these vessels is amortized over the period up to the next scheduled dry docking. In 2022, amortization of leasehold improvements amounted to $5.5 million compared to $3.4 million in 2021, an increase of $2.1 million, or 61.8%, as additional three vessels underwent their scheduled dry dockings, the two suezmaxes, Arctic, Antarctic and the aframax tanker Sakura Princess, compared to the suezmax tankers Archangel, Alaska, Eurochampion 2004 and Euronike during 2021.

The amortization of the right-of-use assets under finance lease amounted to $1.1 million in 2022 compared to $nil in 2021.

General and administrative expenses

Management fees, including those paid to third-party managers, totaled $22.6 million during 2022, compared to $21.9 million in 2021, a 3.2% increase due to the increase of the daily management fees in the second quarter of 2022.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. During 2022, all the vessels in the fleet were managed by TCM, apart from the LNG carriers Neo Energy, Maria Energy and Tenergy, the VLCCs Ulysses and Hercules I, the suezmaxes Eurochampion 2004 and Decathlon (since August 1) and the aframaxes Maria Princess and Sapporo Princess and the handymaxes, Afrodite and Ariadne, which were managed by third-party managers.

On January 1, 2022, monthly fees for operating conventional vessels were $27,500, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28,600, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27,500, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20,400, $35,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38,947 and $30,833 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28,500 for all conventional vessels, for the third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, increased to $29,100, for the handymaxes Afrodite and Ariadne remained at $27,500, for the suezmax tanker Decathlon $28,500 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21,000, $36,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42,447 and $34,333 for the LNG carrier Tenergy.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. Daily office general and administrative expenses in 2022 totaled $6,207 compared to $6,717 in 2021, a 7.6% decrease mainly due to decreased legal advisory fees.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs remained quite stable at $1,248 in 2022 and $1,221 in 2021, respectively.

Table of Contents	60

The Board of Directors approved awards of $1.0 million and $0.5 million to the management company for the years ended December 31, 2022, and 2021 respectively, based on various performance criteria and taking into account cash availability and market conditions.

The Company did not grant any stock-based compensation awards in 2022 and 2021.

Loss on sale of vessels

In 2022, the Company sold its panamax tanker, Inca, and its aframax tanker, Proteas, for net proceeds of $31.6 million, incurring a net loss on sale of $0.4 million. In 2021, the Company sold its panamax tanker Maya, and its suezmax tankers Arctic and Antarctic, for net proceeds of $53.2 million, realizing a loss of $5.8 million.

Impairment charges

As of December 31, 2022, vessel values had increased compared to the prior year. As a result, 59 of our vessels had carrying values lower than their market values. Our fleet is for the most part young, with an average age of 10.4 years and every vessel in the fleet is expected to generate considerably more cash during their remaining expected useful lives than their carrying values in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction as at December 31, 2022. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any operating vessel of the fleet and under construction vessel at December 31, 2022. In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2022, indicated no impairment charge.  During 2021, the Company for vessels Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas recorded a total impairment charge of $86.4 million.

Operating income (loss)

For 2022, income from vessel operations was $256.4 million compared to a loss of $119.9 million in 2021. This change was mainly driven by the strengthening of the tanker market, with freight rates presenting an upturn compared to prior multi-decade lows as well as the impairment charges recognized in 2021.

Interest and finance costs, net

	2022	2021
	U.S.$ million	U.S.$ million
Loan interest expense	56.5	29.3
Interest expenses on sale and leaseback	0.3	—
Interest rate swap cash settlements, net	5.6	10.0
Reclassification from other comprehensive income to interest and finance cost	(3.2)	—
Less: Interest capitalized	(1.2)	(0.7)
Interest expense, net	58.0	38.6
Change in fair value of hedging and non-hedging interest rate swaps	(4.1)	(0.1)
Bunkers non-hedging instruments cash settlements	(9.9)	(0.5)
Change in fair value of non-hedging bunker instruments	2.0	(10.5)
Amortization of loan expenses	4.1	3.2
Discount on long-term receivables	0.4	0.6
Amortization of deferred gain on termination of financial instruments	(0.6)	—
Bank loan charges	0.4	0.1
Net total	50.3	31.4

Interest and finance costs, net, were $50.3 million for 2022 compared to $31.4 million for 2021, a 60.2% increase. Loan interest, excluding payment of swap interest, increased to $56.5 million in 2022 from $29.3 million in 2021, a 92.8% change mainly due to the increased interest rates and average debt during the course of the year, which was partially offset by a decrease of $4.4 million in net cash settlements on interest rate swaps.

Table of Contents	61

Cash settlements, net, on both hedging and non-hedging interest rate swaps, amounted to $5.6 million net payments in 2022 compared to $10.0 million payments in 2021. At December 31, 2021, the Company held eleven floating-to-fixed interest rate swap agreements compared to one hedging interest rate swap agreement with fair value of $0.2 million (positive) as at December 31, 2022. In 2022, the Company discontinued ten interest rate swap agreements. The changes in fair value amounting to $4.1 million (positive) and $0.1 million (positive) during 2022 and 2021, respectively, have been included in Change in fair value of hedging and non-hedging interest rate swaps in the table above. For seven out of the ten interest rate swaps that were terminated, the Company considered the forecasted transactions as still probable and cash receipts of the specific terminations were recognized in Company’s accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap. The amount of $0.6 million (positive) was amortized in 2022 . For the remaining three discontinued interest rate swaps, the Company considered the forecasted transactions as not probable to occur, two out of the three were de-designated as hedging on their termination date, whereas the third was terminated later in the year. For all three de-designated swaps, the total amount that has been classified into earnings has been included in the Reclassification from other comprehensive income to interest and finance cost line in the table above.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $1.2 million in 2022, and $0.7 million in 2021 as the under-construction vessels increased from two in 2021 to seven in 2022.

As of December 31, 2021, the Company held twelve bunker swap agreements to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. During 2022, the Company entered into early termination of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9.9 million. The change in their fair value during 2022 and 2021 were $2.0 million (negative) and $10.5 million (positive), respectively, and have been included in Change in fair value of non-hedging bunker instruments in the table above.

The Company recognized receivables amounting to $23.3 million (all classified as long-term receivables) and $35.9 million ($23.2 million as long-term receivables and $12.7 million short-term receivables) as of December 31, 2022, and 2021, respectively, which relates to sellers’ credits under sale and leaseback transactions of five and seven of its vessels, respectively. The Company’s discount of receivables, in 2022 and 2021, amounted to $0.4 million and $0.6 million, respectively.

Amortization of loan expenses was $4.1 million in 2022 compared to $3.2 million in 2021. Other bank charges amounted to $0.4 million in 2022 and $0.1 million in 2021.

Interest income

Interest income in 2022 amounted to $2.0 million compared to $0.7 million in 2021. The increase is due to a significant increase in interest rates and cash reserves in 2022 compared to 2021.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Selini and Salamina and the handysize vessels, Byzantion and Bosporos, as well as the panamax vessels Maya and Inca until their respective sales on May 19, 2021, and August 17, 2022. For the year ended December 31, 2022, the net income attributable to the non-controlling interest of Mare Success S.A. was $2.6 million and $0.6 million net loss attributable to the non-controlling interest of Mare Success S.A., for the equivalent period of 2021.

On February 1, 2021, and August 2, 2021, 1,900,000 and 388,841, respectively, of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”).

The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net income attributable to non-controlling interest by $1.7 million, during the year ended December 31, 2022, and by $1.4 million the net loss attributable to non-controlling interest in the equivalent period of 2021.

During 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares and repaid the amount of $2.5 million, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity.

Net income (loss) attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for 2022 was $204.2 million, or an income of $6.02 per share basic and $6.01 per share diluted, after taking into account the cumulative dividends of $34.7 million and undistributed earnings to Series G Preferred Shareholders that participated in common share dividends of $1.3 million on our preferred shares, compared to net loss of $151.4 million, or a loss of $9.53 per share basic and diluted, after taking into account the cumulative dividends of $35.8 million on our preferred shares for 2021.

Table of Contents	62

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a discussion of our results for the year ended December 31, 2021 compared to the year ended December 31, 2020 please see “Item 5. Operating and Financial Review and Prospects—Financial Analysis—Year Ended December 31, 2021 versus year Ended December 31, 2020” contained in our annual report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 28, 2022.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, other expected capital expenditures on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $362.8 million in 2022 and $88.4 million in 2021, will again require us to expend a significant amount of cash in 2023. We are also obligated to make certain payments to our manager under our management agreement. See “—Long-Term Contractual Obligations” below. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

If market conditions worsen significantly due to the current pandemic of COVID-19 and the conflict in Ukraine, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $304.4 million as of December 31, 2022, compared to $117.2 million as of December 31, 2021, mainly affected by the considerable increase of tanker charter rates throughout 2022.

Working capital (net of restricted cash and deferred loan costs) amounted to a positive $110.1 million at December 31, 2022 compared to a negative $104.6 million, at December 31, 2021. The positive turnaround of working capital is attributed to higher cash balances as at December 31, 2022.

Current assets increased to $513.1 million at December 31, 2022 from $239.7 million at December 31, 2021, mainly due to an increase of $187.2 million in cash and cash equivalents, along with an increase of $47.6 million in trade receivables attributable to the upward trend in the tanker charter rates. The increase in current assets is also attributed to six held for sale vessels amounting to $61.6 million. The increase was partially offset by a decrease in short term receivable, related to sellers’ credit under sale and leaseback transactions for vessels Euronike and Eurochampion 2004 by $13.0 million, which was accounted as partial payment on the purchase price upon modification of the respective arrangements from operating leases to finance leases. Current liabilities increased to $369.7 million at December 31, 2022, from $332.1 million at December 31, 2021, mainly due to the increased current portion of debt by $28.1 million attributed to vessels held for sale for the amount of $41.8 million as well as in the overall increase of Company’s debt as of December 31, 2022 compared to the prior year. However, this increase was counterbalanced by various refinancings on Company’s existing loan agreements. The current portion of financial liability for finance leases for the amount of $28.0 million relates to vessels Euronike and Eurochampion 2004, that in 2021 were classified as operating leases. The current portion of obligations under operating leases decreased by $8.0 million mainly due to reclassification of the two suezmaxes, Eurochampion 2004 and Euronike from operating lease to finance lease.

Net cash provided by operating activities was $288.5 million in 2022 and $53.1 million in 2021. The $235.4 million increase is primarily attributable to a stronger tanker market with high TCE rates, which contributed to the increase in voyage revenues by $314.3 million as more fully described in the paragraph “Voyage Revenues” above under “—Financial Analysis”. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $512.9 million in 2022, compared to $470.1 million in 2021, an increase of $42.8 million or 9.1%. The expense movements are fully described in the respective paragraphs above under “Financial Analysis”.

Inventories, mainly consisting of bunker fuel, which increased by $3.3 million in 2022, compared to $1.1 million in 2021, as oil prices increased by 56.1% in 2022 while the number of vessels employed on the spot market decreased compared to 2021. Payments to repair yards increased by $2.3 million in 2022 due to higher dry-docking costs compared to prior year as sixteen vessels underwent their scheduled drydock in 2022 mainly due to increased inflation throughout the world economy in 2022, compared to twenty-one vessels in the year ended December 31, 2021.

Table of Contents	63

Amounts payable to suppliers decreased by $27.1 million mainly relating to the decreased number of vessels that underwent dry dockings compared to an increase of $23.4 million in the prior year, which was partially counterbalanced by an increase of $8.3 million in accrued liabilities, attributed to increased accrued interest from $5.1 million in 2021 to $16.9 million in 2022 and decreased accrued invoices from $22.8 million as of December 31, 2021 to $19.3 million as of December 31, 2022. Unearned revenue, arising from collection of time-charter hire due in future periods, but paid in the current period, increased by $17.0 million as the number of vessels employment under time charter increased from thirty-seven in 2021 to forty-three in 2022, whereas in 2021 unearned revenue had decreased by $3.6 million. Receivables, advances and prepaid insurance and other increased by $42.2 million (including $2.0 million of amortization of escalation portion in revenue) compared to an increase of $1.8 million in 2021, mainly due to higher charter rates and increased insurance premiums paid compared to the equivalent period of 2021. During the year ended December 31, 2021, the Company’s deposited cash collateral to its derivative instruments reduced by $0.3 million, and in 2022 was further reduced by $1.6 million.

Net cash used in investing activities in 2022 amounted to $301.8 million compared to $8.0 million in 2021. During 2022, the Company paid $294.8 million for the acquisition of the LNG carrier, Tenergy, the DP2 shuttle tanker, Porto and the VLCC tanker, Dias I and $6.8 million for improvements on existing vessels. In addition, the amount of $31.8 million was paid for the four aframax tankers under construction which were offset by cash generated by the sale of the aframax tanker, Proteas and the panamax tanker, Inca, amounting to $31.6 million. In 2021, the cash flow used in investing activities consists of $55.6 million payments for vessels under construction, $5.6 million for improvements on existing vessels which were offset by cash generated by the sale of the suezmaxes Arctic and Antarctic and the panamax tanker Maya for net proceeds of $53.2 million.

As at December 31, 2022, we had four aframax vessels, two DP2 shuttle tankers and one suezmax tanker under construction and the remaining yard installments to be paid for those vessels as at December 31, 2022 amounted to $598.3 million. The amount of $220 million is due to be paid in 2023, the amount of $171.8 million in 2024 and the amount of $206.5 million in 2025. One aframax tanker is expected to be delivered in the third quarter of 2023 and one aframax in the fourth quarter of 2023 and two in the first quarter of 2024. The two DP2 shuttle tankers and the suezmax tanker are expected to be delivered in 2025. Senior secured debt financing of up to $236.8 million has been arranged for the four aframax tankers. In 2023, we have ordered one additional suezmax newbuilding tanker for $85.5 million, of which $17.1 million is due to be paid in 2023, $8.5 million in 2024 and $59.9 in 2025. We are currently discussing with financial institutions the financing of the two DP2 shuttle tankers and the two suezmax tankers under construction. In the first quarter of 2023, we sold eight vessels for an aggregate sale price of $169.5 million and acquired two vessels for an aggregate purchase price of $40.5 million.

Net cash provided by financing activities amounted to $195.5 million for the year ended December 31, 2022, compared to $89.7 million used in financing activities for the equivalent period of 2021. During 2022, $14.8 million was drawn to finance two aframax under construction vessels, Hull 5081 and Hull 5082 and $145.2 million was drawn to finance the newly acquired vessels Porto and Dias I. The amount of $16.0 million was prepaid for sold vessels, Inca and Proteas, $541.1 million was drawn as part of refinancing loans and prepaid $324.9 million for the respective loans. The amount of $153.3 million was paid in scheduled installments. Proceeds from new bank loans in 2021 amounted to $189.8 million and payments of debt amounted to $318.9 million, which included $152.9 million loan prepayments and $166.0 million scheduled debt repayments.

Total debt outstanding increased from $1.38 billion at December 31, 2021, to $1.59 billion at December 31, 2022. The debt to capital (equity plus debt) ratio was 51.0% at December 31, 2022 (or 45.6% on a net of cash basis) and 51.7% at December 31, 2021 (or 49.2% on a net of cash basis). As of December 31, 2022, we had minimum net lease payment obligations totaling $72.2 million and $28.1 million under sale-leaseback arrangements with respect to five and two of our vessels under operating leases and finance leases, respectively.

In 2022, the Company issued 4,633,473 common shares for net proceeds of $43.8 million, 165 Series D Preferred Shares, 2,239 Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $0.2 million. In 2021, the Company issued 6,049,498 common shares for net proceeds of $50.5 million and 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for total net proceeds of $23.7 million.

In 2021, the Company acquired, and held as treasury stock, 19,836 common shares for a total amount of $0.2 million and sold 320,599 treasury shares, acquired in previous years, for net proceeds of $3.2 million resulting a loss of $0.3 million included in the consolidated statement of stockholders’ equity. No treasury stock transactions took place in 2022.

In 2022 and 2021, the Company paid dividends aggregating $0.25 and $0.10 per common share, respectively. Total dividend payments to common shareholders in 2022 amounted to $7.3 million, compared to $2.0 million in 2021. In March 2023, the Company announced that it will pay an annual dividend in 2023 aggregating $0.60 per common share, 50% of which will be paid in June 2023 and 50% in December 2023. The payment and the amount of dividends on our common shares are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.5469 per share for the 8.75% Series D Preferred Shares, were paid on February 28, May 31, August 29 and November 28, 2022, totaling in aggregate $7.7 million, and on February 28, 2023, $1.9 million. Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 31, August 29 and November 28, 2022, totaling in aggregate $11.0 million, and on February 28, 2023, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 31, May 2, August 1 and October 31, 2022, totaling in aggregate $16.0 million, and on January 30, 2023, $4 million.

Table of Contents	64

In September 2019, the Company entered into a Share Purchase Agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, at a purchase price of $10.00 per share, raising $34.0 million, net of structuring fee and other expenses. The Series G Convertible Preferred Shares had a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares.

The Series G Convertible Preferred Shares were convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. On December 23, 2019, and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares were converted into 583,333 and 6,667 common shares, respectively. In September 2022, the holder converted all outstanding 459,286 Series G Redeemable Convertible Perpetual Preferred Shares into 306,190 of our common shares.

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

Aggregate dividends of $0.10 per common share into which the Series G Convertible Preferred Shares were convertible were paid in 2021, amounting to less than $0.1 million compared to $0.15 per common share, amounting to less than $0.1 million in 2022. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million for the period September 1, 2021, to and including February 28, 2022. On September 1, 2022, Shyris shipping paid dividends amounting to $0.8 million for the period from March 1, 2022, to September 1, 2022.

During 2022, Shyris Shipping redeemed 250,000 of its outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2.5 million. On January 20, 2023, Shyris Shipping redeemed 100,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1.0 million.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 10.6 years at April 3, 2023. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a newbuilding or a second-hand vessel, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to purchase the vessel is made from vessel operating cash flows, typically over two to twelve years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $236.8 million and expect to arrange additional senior secured bank loans, to fund the aggregate $344.2 million remaining contract price for our three newbuildings under construction as of December 31, 2022. In 2023, we have ordered an additional suezmax newbuilding tanker with contract price of $85.5 million, for which we expect to arrange an additional bank loan.

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

Table of Contents	65

Summary of Loan Movements Throughout 2022 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2022	New Loans	Prepaid	Repaid	Balance at December 31, 2022
8-year term loan	Rio 2016	54,453	—	48,046	6,407	—
6-year term loan	Sola TS	28,447	—	—	2,474	25,973
8-year term loan	Stavanger TS	34,911	—	—	2,589	32,322
7-year term loan	Sunrise	24,193	—	21,993	2,200	—
7-year term loan	Pentathlon	18,136	—	16,322	1,814	—
7-year term loan	Decathlon	27,200	—	—	3,200	24,000
12-year term loan	Maria Energy, Ulysses, Hercules I	187,929	—	87,306	21,501	79,122
7 1/2-year term loan	Lisboa	62,333	—	—	5,667	56,666
6-year term loan	Brasil 2014	54,117	—	54,117	—	—
5-year term loan	Euro	21,683	—	21,683	—	—
8-year term loan	Mediterranean Voyager, Caribbean Voyager	74,707	—	—	4,597	70,110
5-year term loan	Neo Energy	47,500	—	—	6,000	41,500
6-year term loan	Uraga Princess, Spyros K, Dimitris P.	52,088	—	47,730	4,358	—
5-year term loan	Inca, Selini, Salamina	20,013	—	3,301	5,168	11,544
4-year term loan	Amphitrite, Arion, Andromeda	15,600	—	—	2,600	13,000
7-year term loan	Apollo Voyager	53,534	—	—	2,818	50,716
10-year term loan	Artemis Voyager	51,180	—	—	3,011	48,169
7-year term loan	Thomas Zafiras, Leontios H.	62,400	—	—	4,800	57,600
5-year term loan	Elias Tsakos, Oslo TS	59,531	—	—	5,082	54,449
5-year term loan	Parthenon TS	31,200	—	—	2,400	28,800
5-year term loan	Eurovision	28,636	—	—	3,182	25,454
5-year term loan	Byzantion, Bosporos	12,285	—	—	2,730	9,555
2- year term loan	Tenergy	27,750	—	27,750	—	—
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	56,088	—	—	11,217	44,871
5-year term loan	Marathon TS	36,069	—	—	2,487	33,582
6-year term loan	Bergen TS	34,473	—	—	2,652	31,821
5-year term loan	Andes, Aegeas, Izumo Princess, Asahi Princess	36,400	—	—	9,100	27,300
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	36,409	—	—	8,091	28,318
5-year term loan	Sunray	26,000	—	—	2,000	24,000
4-year term loan	Proteas, Promitheas, Propontis	38,000	—	12,695	2,331	22,974
4-year term loan	Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax	48,750	—	—	7,000	41,750
7-year term loan	Porto	18,633	55,867	—	—	74,500
5-year term loan	Uraga Princess, Spyros K, Dimitris P.	—	62,000	—	2,750	59,250
6-year term loan	Brasil 2014	—	67,500	—	4,500	63,000
5-year term loan	Euro	—	25,200	—	1,505	23,695
8-year term loan	HN 5081, HN 5082	—	14,800	—	—	14,800
5-year term loan	Sunrise, Pentathlon	—	42,000	—	—	42,000
6-year term loan	Rio 2016	—	67,500	—	—	67,500
5-year term loan	Maria Energy, Dias I	—	189,000	—	—	189,000
Total		1,380,648	523,867	340,943	146,231	1,417,341

Table of Contents	66

Other financial liability	Vessel	Balance at January 1, 2022	New Loans	Prepaid	Repaid	Balance at December 31, 2022
10-year term	Tenergy	—	177,238	—	6,997	170,241
Total		—	177,238	—	6,997	170,241

 The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

As a result of such financing activities, long-term debt increased in 2022 by a net amount of $206.9 million compared to a net decrease of $129.1 million in 2021. The debt to capital (equity plus debt) ratio was 51.0% at December 31, 2022, or net of cash, 45.6%, and 51.7% at December 31, 2021 or, net of cash, 49.2%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2022 was 41.9%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in three cases 110%, in one case 125%, in one other case the ratio is based on a formula which takes into account charter value for vessels on time charters) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2022, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty-two loan agreements totaling $1.42 billion. At December 31, 2022 we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2023 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on three- or six-month LIBOR or SOFR plus a margin. Our existing facilities will be amended to SOFR or an alternative reference rate during the first half of 2023 prior to three and six-month LIBOR ceasing on June 30, 2023, which may impact our interest rate expense.

Table of Contents	67

Long-Term Contractual Obligations as of December 31, 2022 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2023)	1-3 years (2024-2025)	3-5 years (2026-2027)	More than 5 years (after January 1, 2028)
Long-term debt obligations (excluding interest) and other financial liabilities⁵	1,587.6	168.9	551.8	562.8	304.1
Vessel operating leases[1]	72.2	25.9	41.3	5.0	—
Vessel finance leases⁴	28.1	28.1	—	—	—
Interest on long-term debt obligations[2]	297.6	98.7	118.5	50.7	29.7
Purchase Obligations (new-buildings)[3]	598.3	220.0	378.3	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2022)	198.0	22.0	44.4	42.9	88.7
Total	2,781.8	563.6	1,134.3	661.4	422.5

(1)	The amounts represent Company’s commitments under sale and leaseback agreements for five of its vessels as of December 31, 2022.

(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2022 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for seven vessels under construction, as of December 31, 2022.
(4)	The amounts represent Company’s commitments under the finance lease of Eurochampion 2004 and Euronike as of December 31, 2022.
(5)	Financial liabilities under leases are not included herein.

  Item 6. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2023, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios (Takis) Arapoglou	71	Chairman of the Board	2010
Nikolas P. Tsakos	59	President and Chief Executive Officer, Director	1993
Michael G. Jolliffe	73	Vice Chairman of the Board, Director	1993
George V. Saroglou	58	Vice President, Chief Operating Officer, Director	2001
Paul Durham	72	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	76	Chief Marine Officer	—
Nicholas F. Tommasino	65	Director	2017
Aristides A.N. Patrinos	75	Director	2006
Efthimios E. Mitropoulos	83	Director	2012
Denis Petropoulos	66	Director	2018
Karen Purnell	61	Director	2022

Certain biographical information regarding each of these individuals is set forth below.

Table of Contents	68

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is a consultant with an earlier career in International Capital Markets and Corporate & Investment banking and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup; Chairman and CEO of the National Bank of Greece; Chairman of the Hellenic Banks Association; CEO of Commercial Banking at EFG-Hermes Holding SAE. He is currently holding also the following non-executive board positions: Chairman of Bank of Cyprus; Independent board member of EFG-Hermes Holding; He is a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

NIKOLAS P. TSAKOS, Dr.

FOUNDER, PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 30 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos is Vice-Chairman of the GSCC in London, was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organisation “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Mr Tsakos is the co-founder, together with Capt. Tsakos, of the Maria Tsakos Educational Foundation, which supports the higher education of young men and women, both in their native island Chios and abroad. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Masters’ Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns 40 LPG carriers.

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

Table of Contents	69

VASILEIOS PAPAGEORGIOU

CHIEF MARINE OFFICER

Mr. Papageorgiou is our Chief Marine Officer. He monitors our fleet’s technical and operational performance. In addition, he heads the newbuilding section and technically led the recent successful large scale fleet expansion and renewal plan. For the past 20 years Mr. Papageorgiou has overseen the construction of more than 128 vessels of diverse type and range, amongst them DP Shuttle tankers and LNG vessels. He has an extended technical academic background, holding Bachelor of Science degrees in Naval Architecture and Marine Engineering and Master of Science degrees in Internal Combustion Engines and Management and Economics. Mr. Papageorgiou initiated his career 52 years ago, being employed for a period of 5 years in the Greek ship and repair yards of Skaramanga, Perama and Elefsis, being engaged in the supervision of ship repairs and newbuildings. In 1976 and for a period of 4 years he worked for Chalkis Shipyard and Carras Shipping Co attending repairs and newbuildings in Japan and Yugoslavia. In 1980, Mr. Papageorgiou joined Lloyd’s Register of Shipping initially as a junior Ship and Engine Surveyor in the Far East area (Korea, Japan, China, Hong Kong, Philippines). He was the first surveyor of Greek nationality of Lloyd’s Register supervising the construction of newbuildings in Asia. Soon he was promoted to Principal Surveyor, thereafter to Senior Principal Surveyor, a position held for the first time by an Engineer of Greek nationality. Successively, in 1990, Lloyd’s Register appointed him in the post of area Managing Director for the wider region of Greece, Balkans and Middle East, again a position held for the first time by a Greek citizen. Mr. Papageorgiou is an active participant in a wide range of technical committees.

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

DENNIS PETROPOULOS

DIRECTOR

Mr Petropoulos is immediate past chairman, and now acting vice-chairman, of the Baltic Exchange, headquartered in London, UK. He is currently the chairman of Board of Advisors to London International Shipping Week 2023. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC listed on the London Stock Exchange, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2018 heading up the company’s expanding shipping service operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder of Braemar PLC, as it is known today. Mr Petropoulos presently serves on INTERTANKO’s Associate Members’ Committee. He is a trustee of Baltic Exchange Charity Foundation and a patron of the National Maritime Museum London. He was educated at Westminster School, London, and University of Surrey, UK

Table of Contents	70

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

KARREN PURNELL

DIRECTOR

Dr Karen Purnell is a Fellow of the Royal Society of Chemistry and a member of the Institute of Directors. She is an established professional in the shipping and environmental sector spanning more than 27 years, the last 12 years as Managing Director of ITOPF Ltd. In this role, she was responsible for ensuring that shipowners, their P&I insurers, and government agencies receive objective technical advice on accidental ship-source pollution and mitigation of pollution damage. Prior to joining ITOPF, Dr Purnell worked in various R&D and analytical chemistry roles, including the decontamination of radioactively contaminated sites in the UK and USA. Dr Purnell was UK Secretary of State appointed Director on the Board of the Harwich Haven Authority (a Trust Port) from 2015 until the end of her term in December 2020. She was appointed a Trustee of the Harwich Haven Authority Pension Fund in 2021 and she currently serves as Chairman of the Board of Pension Trustees. She also served on the Board of Lloyds Editorial until 2021. Karen mentors university students and school children on Science, Technology, Engineering and Maths (STEM subjects) and is a Liveryman of the Worshipful Company of Shipwrights.

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

Table of Contents	71

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the President and Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. We currently have nine t directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a majority of the members of the Board should be independent. With the exception of the two Executive Directors (Messrs. Tsakos and Saroglou) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Tommasino, Arapoglou, Mitropoulos and Petropoulos, Dr. Patrinos and Dr. Purnell) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company. We currently have an audit committee composed solely of two independent committee members, whereas a domestic U.S. public company would be required to have three such independent members.

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

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2022 without participation of the Company’s management and will continue to do so in 2023. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

Documents Establishing Our Corporate Governance

The Board and the Company’s management have engaged in an ongoing review of our corporate governance practices in order to oversee our compliance with the applicable corporate governance rules of the NYSE and the SEC.

Table of Contents	72

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

Audit Committee

The current members of the Audit Committee are Messrs. Tommasino, Arapoglou and Petropoulos each of whom is an independent director. Mr. Tommasino is the Chairman of the committee. The Audit Committee is governed by a written charter, which is approved and adopted annually by the Board. The Board has determined that the continuing members of the Audit Committee meet the applicable independence requirements, and that all continuing members of the Audit Committee meet the requirement of being financially literate. The Audit Committee is appointed by the Board and is responsible for, among other matters:

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

        •       overseeing the Company’s financial reporting and internal control functions;

        •       overseeing the Company’s whistleblower’s process and protection;

        •       overseeing general compliance with related regulatory requirements;

Table of Contents	73

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

The Board of Directors has determined that each of Messrs. Tommasino, Arapoglou and Petropoulos, whose biographical details are included herein, qualifies as an “audit committee financial expert” under current SEC regulations and each is independent in accordance with SEC rules and the listing standards of the NYSE.

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

Table of Contents	74

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2022, the aggregate cash compensation of all of the members of the Board was $632,500 per the following annual fee schedule, which was approved by the shareholders of the Company on June 17, 2022:

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

        •       Service as Chairman of the Operational, Safety and Environmental Committee—$10,000

        •       Service as Chairman of the Audit Committee—$30,000

        •       Service as Chairman of the Business Development and Capital Markets Committee—$30,000

        •       Service as Chairman of the Board—$40,000

No fees are paid for service, other than as Chairman, on the Corporate Governance and Nominating and Compensation Committee.

We do not provide benefits for directors upon termination of their service with us.

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2022.

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

The Company maintains a management incentive award program under which Tsakos Energy Management may receive cash awards, if approved by the Corporate Governance, Nominating and Compensation Committee, based on various performance criteria and taking into account cash availability and market volatility. Any award made under this program is accounted for on a straight-line basis within the year it is approved. In 2022 and 2021, an amount of $1.0 million and $0.5 million, respectively, was awarded to Tsakos Energy Management relating to various performance criteria. In 2020, an amount of $1.5 million was awarded to Tsakos Energy Management relating to various performance criteria and an amount of $1.5 million was awarded to Tsakos Energy Management in relation to newbuilding program of 2020.

Table of Contents	75

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,364 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2022.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

We have a share-based incentive plan adopted in 2012 (the “2012 Plan”), This plan permits us to grant share options or other share based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial manager, Tsakos Shipping.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options, of which 134,290 Common Shares remain available for issuance. In 2022, 2021 and 2020, no RSUs or other awards were issued. As of December 31, 2022, there were no outstanding (non-vested) RSUs or other equity awards.

Total stock compensation expense recognized was $nil for the years ended December 31, 2022, December 31, 2021, and December 31, 2020.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2022	2021	2020
Tsakos Shipping and Trading S.A. (commissions)	10,684	6,821	8,060
Tsakos Energy Management Limited (management fees)	20,228	20,203	20,271
Tsakos Columbia Shipmanagement S.A. (special charges)	1,947	2,186	1,327
Argosy Insurance Company Limited (insurance premiums)	10,965	10,002	9,480
AirMania Travel S.A. (travel services)	6,437	5,098	4,380

Total expenses with related parties	50,261	44,310	43,518

Table of Contents	76

Management Affiliations

Nikolas P. Tsakos, our president, chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of Tsakos Shipping.

George V. Saroglou, our chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2022 and 2021, the outstanding advances to TCM amounted to $8.9 million and $14.6 million, and the amount due to Tsakos Shipping was $3.2 million and $1.4 million, respectively. In 2022, 2021 and 2020, an additional amount of $1.9 million, $2.2 million and $1.3 million, respectively, was paid in fees directly by the Company to TCM for additional services it provided and seafarers’ training.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TCM for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $20.2 million in 2022, $20.2 million in 2021 and $20.3 million in 2020. In 2022, 2021 and 2020, we granted Tsakos Energy Management an incentive award of $1.0 million, $0.5 million and $1.5 million, respectively. In addition, a special award of $1.5 million was paid to Tsakos Energy Management in relation to newbuilding program in 2020. No special award was granted in 2022 and 2021.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2022 would have resulted in a payment of approximately $166.5 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. Up to May 1, 2022, monthly fees incurred no increases, apart from eleven vessels which are managed by a third party. From May 1, 2022, monthly fees with monthly management fees of $28.0 thousand per vessel, and $20.4 thousand for chartered-in vessels and vessels bareboat chartered out. From May 1, 2022, monthly fees increased to $28.5 thousand for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1 thousand, for the handymaxes Afrodite and Ariadne remained at $27.5 thousand, for the suezmax tanker Decathlon $28.5 thousand (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0 thousand, $36.0 thousand for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 thousand and $34.3 thousand for the LNG carrier Tenergy. We paid Tsakos Energy Management aggregate management fees of $20.2 million in 2022, $20.2 million in 2021 and $20.3 million in 2020.

Table of Contents	77

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freights, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.3 million in total, representing 1.0% of the sale price of each vessel. In 2021, the panamax tanker Maya was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. In 2020, the suezmax tanker Silia T. and the handysize tanker Didimon were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.2 million in total, representing 1.0% of the sale price of each vessel. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $10.7 million in 2022 ($6.8 million in 2021 and $8.1 million in 2020).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2020, $1.0 million in aggregate was paid for supervision fees on four vessels. No such fee was paid in 2022 and 2021.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2022, 2021 and 2020, we were charged an aggregate of $11.0 million, $10.0 million and $9.5 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2022, 2021 and 2020, we were charged an aggregate of $6.4 million, $5.1 million, $4.4 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 3, 2023, held by:

        •       each person or entity that we know beneficially owns 5% or more of our common shares; and

        •       all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 29,505,603 Common Shares outstanding on April 3, 2023. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,223,003	10.9%
Redmont Trading Corp.(1)	738,001	2.5%
First Tsakos Investments Inc.(1)	2,485,002	8.4%
Sea Consolidation S.A. of Panama(2)	1,435,000	4.9%
Methoni Shipping Company Limited (2)	1,363,702	4.6%
Intermed Champion S.A. of Panama(2)	813,500	2.8%
Tsakos Energy Management Ltd. (2)	860,000	2.9%
All officers and directors as a group (11 persons)(3)	120,476	*

 *Less than 1%.

Table of Contents	78

(1)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Tsakos Holdings Foundation (“Tsakos Holdings”), Redmont Trading Corp. (“Redmont”) and First Tsakos Investments Inc. (“First Tsakos”) and information provided to us. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)

According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Tsakos Energy Management Ltd (“TEM”) and information provided to us, Panayotis Tsakos and Nikolas Tsakos, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,435,000, 813,500, 1,363,702, 860,000, 3,612,202 and 4,513,802 common shares, respectively. Each of Panayotis Tsakos and Nikolas Tsakos, our president and chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls TEM. and may be deemed to indirectly own the common shares held by TEM. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 310,000, or 8.8%, of our outstanding Series D Preferred Shares, 141,500, or 3.0%, of our outstanding Series E Preferred Shares, and 159,000, or 2.4%, of our outstanding Series F Preferred Shares as of April 3, 2023. Entities affiliated with Nikolas Tsakos own 5,000, or 0.01%, of our outstanding Series D Preferred Shares and 40,000, or 0.08%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of April 3, 2023.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, as of April 3, 2023.

As of April 3, 2023, we had 11 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 29,486,404 common shares representing approximately 99.9% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

        Item 8.       Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 3, 2023, individually or in the aggregate, is not material to us.

Please refer to Note 12, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this report.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay semi-annual cash dividends on our common shares.

We had 3,517,061 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023. The holders of those shares are entitled to a quarterly dividend of $0.546875 per share payable quarterly in arrears on the 28th day of February, May, August and November each year when, as and if declared by our Board of Directors.

We had 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

Table of Contents	79

We had 6,747,147 Series F Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

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

        Item 10.       Additional Information

A. Share Capital and B. Memorandum and Articles of Association.

Table of Contents	80

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 60,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 3,910,000 preferred shares have been designated 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series D Preferred Shares”, 5,000,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, and 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares.” As of April 3, 2023, there were outstanding: 29,505,603 common shares (and 678,173 common shares issued and held as treasury shares), 3,517,061 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, 4,745,947 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, and 6,747,147 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Series D Preferred Shares

We have 3,517,061 of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023, which were issued on April 29, 2015, in the first quarter of 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series D Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time after April 29, 2020. The shares carry an annual dividend rate of 8.75% per $25.00 of liquidation preference per share. The Series D Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series D Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series D Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series D Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series D Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series D Preferred Shares rank pari passu with the Series E Preferred Shares and the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series D Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series E Preferred Shares

We had 4,745,947 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series D Preferred Shares, the Series F Preferred Shares and Series G Convertible Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Table of Contents	81

Series F Preferred Shares

We had 6,747,147 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 3, 2023, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series D Preferred Shares, Series E Preferred and Series G Convertible Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series G Convertible Preferred Shares

We had nil Series G Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share, outstanding as of April 3, 2023. We issued 3,500,000 Series G Convertible Preferred Shares at a purchase price of $10.00 per share, in a private placement on September 25, 2019 (the “Series G Closing Date”) pursuant to a Share Purchase Agreement, dated September 23, 2019, between us, our subsidiary Shyris Shipping Company S.A. (“Shyris Shipping”) and AY Tank Limited, as purchaser. On December 23, 2019, 875,000 Series G Convertible Preferred Shares converted into 2,916,666 common shares and, on January 15, 2020, the holders of the Series G Convertible Preferred Shares converted 10,000 Series G Convertible Preferred Shares into 33,333 common shares and on February 1, 2021 we redeemed 1,798,651 Series G Convertible Preferred Shares in exchange for 1,900,000 Shyris Shipping Preferred Shares and on August 2, 2021 we redeemed 357,063 Series G Convertible Preferred Shares in exchange for 388,841 Shyris Shipping Preferred Shares (as defined below). On September 12, 2022, the holder partially exercised the conversion option and converted 230,000 Series G Redeemable Convertible Preferred Shares into 153,333 of our common shares and on September 20, 2022, the holder converted all the then outstanding Series G Convertible Preferred Shares (229,286 shares), into 152,857 of our common shares.

The Series G Convertible Preferred Shares had a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participated on an as-converted basis in dividends declared and paid on the Company’s common shares. The Series G Convertible Preferred Shares were convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share.

As noted above, on February 1, 2021 (the “Initial Redemption Date”), outstanding Series G Convertible Preferred Shares, which had an aggregate redemption price of $19.0 million were mandatorily exchanged for 1,900,000 Series B Cumulative Redeemable Perpetual Preferred Shares, par value $0.001 per share, each with a liquidation preference of $10.00 per share (the “Shyris Shipping Preferred Shares”) issued by a subsidiary of the Company, Shyris Shipping Company S.A., which owns all of the equity interests in subsidiaries which own four conventional crude oil tankers delivered in 2019 and 2020. On August 2, 2021, a further 388,841 Shyris Shipping Preferred Shares were issued in exchange for 357,063 Series G Convertible Preferred Shares. The redemption price for the Series G Convertible Preferred Shares was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month VWAP of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares.

Table of Contents	82

The Shyris Shipping Preferred Shares are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $0.9 million for the period September 1, 2021, to and including February 28, 2022. On September 1, 2022, Shyris Shipping paid dividends amounting to $0.8 million for the period from March 1, 2022, to September 1, 2022 and on March 1, 2023, Shyris Shipping paid dividends amounting to $0.7 million for the period from September 1, 2022, to March 1, 2023.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to adjustment. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company. At any time that Shyris Shipping Preferred Shares are outstanding, free cash flow available for distribution, as defined in the Statement of Designation of the Shyris Shipping Preferred Shares, is required to be applied by Shyris Shipping towards any accrued and unpaid dividends and redemption of such Shyris Shipping Preferred Shares before any dividends on, or repurchases or redemptions of, other equity securities of the Shyris Shipping Preferred Shares. The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions. The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time to 100% of the deemed issuance price, plus any accrued and unpaid dividends, by the fifth anniversary of issuance or at 100% of the deemed issuance price, plus any accrued and unpaid dividends, at any time after issuance with cash from operations and in certain other circumstances. If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares. On April 15, 2022, Shyris Shipping redeemed 75,000 Shyris Shipping Preferred Shares for an aggregate redemption price of $750,000. On July 15, 2022, and October 20, 2022, Shyris Shipping redeemed 75,000 and 100,000 Shyris Shipping Preferred Shares, respectively, for an aggregate redemption price of $1.75 million. Furthermore, on January 20, 2023, Shyris Shipping redeemed 100,000 Shyris Shipping Preferred Shares for an aggregate redemption price of $1.0 million. As of April 3, 2023, 1,938,841 Shyris Shipping Preferred Shares were outstanding.

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

Table of Contents	83

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

The Series D, Series E and Series F Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series D, Series E or Series F Preferred Shares are in arrears, the holders of Series D, Series E and/or Series F Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series D, Series E or Series F Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series D, Series E or Series F Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series D, Series E or Series F Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series D, Series E and Series F Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series D, Series E, and Series F Preferred Shares, respectively, each voting as a single class, we may not adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series D, Series E and Series F Preferred Shares in any material respect;

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

On any matter described above in which the holders of the Series D, Series E and Series F Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series D, Series E and Series F Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

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

Table of Contents	84

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

Table of Contents	85

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

Table of Contents	86

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

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PD”, “TNP-PE” and “TNP-PF”, respectively.

C. Material Contracts

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

D. Exchange Controls

Under Bermuda and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our common shares.

E. Taxation

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

Bermuda tax considerations

Under current Bermuda law, we are not subject to tax on income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended (the “Exempted Undertakings Act”), assurance that, in the event that Bermuda enacts any legislation imposing tax computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to us or to any of our operations, or to the share capital of Tsakos Energy Navigation Limited, until March 31, 2035. This assurance does not, however, prevent the imposition of property taxes on any company owning real property or leasehold interests in Bermuda or on any person ordinarily resident in Bermuda. We pay an annual government fee on our authorized share capital and share premium, which for 2023 is $19,605.

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

Table of Contents	87

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

This summary deals only with common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	Dealers or traders in securities or currencies;

•	Financial institutions;

•	Insurance companies;

•	Tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	A person subject to United States federal alternative minimum tax;

•	A partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar

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

Table of Contents	88

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•	More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	Our common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares, which are not listed on an exchange and which ceased to be outstanding in September 2022, were our sole classes of our issued and outstanding shares in 2022, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2022 and we expect that will continue to be the case in subsequent years.

Table of Contents	89

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares, which, other than our Series G Convertible Preferred Shares from their issuance on September 25, 2019 until the conversion of the remaining outstanding shares in September 2022, are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2022, we satisfied the listing requirement for 2022. We expect that we will continue to do so, with respect to our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2022 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares and, prior to their conversion our Series G Convertible Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares (while they were outstanding) do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares (while they were outstanding), the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in 2022 and we expect to be the case with our common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares (while they were outstanding) will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares and Series G Convertible Preferred Shares (while they were outstanding) are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares, which we refer to as the “5 Percent Override Rule.” For so long as the aggregate value of our common shares exceeds the aggregate value of our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares (while they were outstanding), if our common shares meet the “regularly traded” test, our Series D Preferred Shares, Series E Preferred Shares, Series F Preferred Shares or Series G Convertible Preferred Shares (while they were outstanding) do not need to meet this test.

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

Table of Contents	90

We do not believe that we were subject to the 5 Percent Override Rule for 2022. Therefore, we believe that we satisfied the Publicly-Traded Test for 2022. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares, within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series D Preferred Shares, Series E Preferred Shares or Series F Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

Table of Contents	91

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

Table of Contents	92

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

We do not believe that we were classified as a PFIC for our taxable year ended December 31, 2022. Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard.

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

Table of Contents	93

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

Table of Contents	94

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Table of Contents	95

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of December 31, 2022 the Company was committed to one floating-to-fixed interest rate swap with a major financial institution that matured on April 3, 2023. In addition, during the first quarter of 2023, we had a notional amount of $58.5 million in one hedging swap that was signed in March 2023. The annualized impact resulting from a 0.25%-point increase in interest rates will increase our loan interest rate payments by $4.0 million based on the outstanding amounts as of December 31, 2022 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2022, which are sensitive to changes in interest rates, including our debt. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date..

Table of Contents	96

		Expected Maturities(1)
	Balance as of Dec. 31, 2022	2023	2024	2025	2026	2027	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,587.6	168.9	257.5	294.3	216.4	346.4	304.1
Weighted Average Interest Rate	3.91%	6.96%	6.11%	5.35%	5.24%	5.35%	5.18%
	1,587.6	168.9	257.5	294.3	216.4	346.4	304.1

(1)	These are the expected maturities based on the balances as of December 31, 2022.

(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on SOFR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2022, the Company entered into early termination agreements of all its bunkers swap agreements with expiration dates December 2022, September 2023, and December 2023. As of April 3, 2023, the Company does not have any open bunker swap positions.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2022, approximately 20.7% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2022 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2022, our management does not consider inflation to be a significant risk to direct costs in the current economic environment.

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

Table of Contents	97

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2022, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2022, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-3 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

        Item 16A.       Audit Committee Financial Expert

The Board of Directors of the Company has determined that Nicholas Tommasino, Efstratios Arapoglou and Dennis Petropoulos whose biographical details are included in Item 6 of this Annual Report, each qualifies as an “audit committee financial expert” as defined under current SEC regulations and each satisfies the “accounting or related financial management expertise” standard of the New York Stock Exchange.

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

Table of Contents	98

        Item 16C.       Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2022 and 2021.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2022 and 2021 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2022 and 2021 (in Euros) was €666,750 and €719,250 respectively.

Audit-Related Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2022 or 2021.

Tax Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2022 or 2021.

All Other Fees

Ernst & Young (Hellas) did not provide any other services that would be classified in this category during 2022 or 2021.

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

In 2021, the Company acquired 19,836 common shares for a total amount of $0.2 million, with the average purchase price of $8.33 per share and did not repurchase any preferred shares. All purchases have been made on the open market within the safe harbor provisions of Regulation 10b-18 under the Exchange Act. No shares have been repurchased by the Company since February 2, 2021.

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

Table of Contents	99

 We may issue shares of our authorized share capital with the approval of our board of directors, in accordance with Bermuda law, and without shareholder approval.

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

Number	Description
1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

1.4	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.2 to the Company’s Form 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

2.1	Certificate of Designation of the 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 24, 2015, and hereby incorporated by reference)

2.2	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

2.3	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

Table of Contents	100

2.4	Description of Securities (filed herewith)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

4.3	Share Purchase Agreement, dated as of September 23, 2019, by and among Tsakos Energy Navigation Limited, Shyris Shipping Company S.A. and AY Tank Limited, as purchaser (including forms of Certificate of Designation of Series G Redeemable Convertible Perpetual Preferred Shares, Shyris Shipping Statement of Designation of Series B Cumulative Redeemable Perpetual Preferred Shares, and Registration Rights Agreement) (filed as Exhibit 99.1 to the Company’s Form 6-K furnished to the SEC on September 23, 2019 and hereby incorporated by reference)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

101.INS	Inline XBRL Instance Document (filed herewith)

101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)
Table of Contents	101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	President and Chief Executive Officer
Date:	April 6, 2023

Table of Contents	102

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Table of Contents	F- 2

Recoverability assessment of vessels, including right-of-use assets under operating leases
Description of the matter

As of December 31, 2022, the carrying value of the Company’s vessels, including right-of-use assets under operating leases, plus any unamortized dry-docking costs and leasehold improvements was $2,683,203 thousands. As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets under operating leases for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset under operating lease plus any unamortized dry-docking costs and leasehold improvements might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel or over the remaining lease term of the right-of-use asset under operating lease to the carrying value plus any unamortized dry-docking costs and leasehold improvements. Where a vessel’s or a right-of-use asset’s under operating lease carrying value plus any unamortized drydocking costs and leasehold improvements exceeds the undiscounted net operating cash flow forecasts, management recognizes an impairment loss equal to the excess of the carrying value plus any unamortized dry-docking costs and leasehold improvements over the fair value of the vessel or right-of-use asset under operating lease.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days when forecasting the undiscounted net operating cash flows. These future charter rates are subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right-of-use assets under operating leases. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel and right-of-use asset under operating lease against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel and right-of-use asset under operating lease charter rates for non-contracted revenue days against internal and external market data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the undiscounted net operating cash flow forecasts. We evaluated the accuracy of the forecasts by comparing actual results to management's historical forecasts. Our procedures also included testing the completeness and accuracy of the future charter rate data used within the forecasts. We assessed the adequacy of the Company’s disclosures in Notes 1(i) and 4 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 6, 2023

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), other comprehensive income /(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 6, 2023 expressed an unqualified opinion thereon.

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

April 6, 2023

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2022, AND 2021 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$304,367	$117,192
Restricted cash	5,072	10,005
Margin deposits (Note 14)	4,270	5,849
Trade accounts receivable, net (Note 1(f))	78,198	30,622
Capitalized voyage expenses	1,904	1,839
Due from related parties (Note 2)	8,889	14,607
Advances and other	15,560	20,176
Vessels held for sale (Note 1(j))	61,626	—
Inventories	26,217	22,918
Prepaid insurance and other	6,818	1,861
Receivable, short-term (Note 3)	—	12,741
Current portion of financial instruments—Fair value (Note 14)	193	1,852
Total current assets	513,114	239,662
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	—	1,526
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	58,706	88,573
RIGHT OF USE ASSETS UNDER FINANCE LEASES (Note 3)	41,851	—
LONG-TERM RECEIVABLE (Note 3)	23,307	23,163
FIXED ASSETS (Note 4)
Advances for vessels under construction	46,650	104,635
Vessels	3,552,607	3,279,440
Accumulated depreciation	(972,032)	(876,482)
Vessels’ Net Book Value	2,580,575	2,402,958
Total fixed assets	2,627,225	2,507,593
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	44,372	34,297
Total assets	$3,308,575	$2,894,814
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$201,046	$172,936
Payables	48,156	74,912
Due to related parties (Note 2)	7,439	7,747
Accrued liabilities	36,196	27,851
Unearned revenue	26,049	9,020
Current portion of obligations under operating leases (Note 3)	21,737	29,749
Current portion of financial liability under operating leases (Note 3)	1,031	997
Current portion of financial liability under finance leases (Note 3)	28,033	—
Current portion of financial instruments—Fair value (Note 14)	—	8,884
Total current liabilities	$369,687	$332,096
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,376,831	1,200,251
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	36,969	58,824
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	2,164	3,196
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	5	8,656
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2022 and 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Preferred Shares issued and outstanding at December 31, 2021.	15,010	15,461
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2022 and 35,000,000 shares authorized in December 31, 2021; 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2022 and 25,244,113 shares issued and 24,565,940 shares outstanding at December 31, 2021 respectively.	150,919	126,221
Additional paid-in capital	993,368	973,582
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income (loss)	7,665	(17,175)
Retained earnings	311,726	149,505
Total Tsakos Energy Navigation Limited stockholders’ equity	1,471,897	1,240,803
Non-controlling interest	51,022	50,988
Total stockholders’ equity	1,522,919	1,291,791
Total liabilities and stockholders’ equity	$3,308,575	$2,894,814

 The accompanying notes are an integral part of the consolidated financial statements.

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2022	2021	2020
VOYAGE REVENUES:	$860,400	$546,120	$644,135
EXPENSES:
Voyage expenses	209,890	198,078	145,267
Charter hire expense	32,774	30,056	21,602
Vessel operating expenses	190,268	173,277	179,205
Depreciation and amortization	140,821	143,253	137,100
General and administrative expenses	29,854	29,130	29,040
Loss on sale of vessels (Note 4)	440	5,817	6,451
Impairment charges (Note 4)	—	86,368	28,776
Total expenses	604,047	665,979	547,441
Operating income (loss)	256,353	(119,859)	96,694
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(50,253)	(31,407)	(70,579)
Interest income	2,000	703	1,071
Other, net	366	(18)	36
Total other expenses, net	(47,887)	(30,722)	(69,472)
Net income (loss)	208,466	(150,581)	27,222
Less: Net income attributable to the non-controlling interest	(4,232)	(820)	(3,220)
Net income (loss) attributable to Tsakos Energy Navigation Limited	$204,234	$(151,401)	$24,002
Effect of preferred dividends (Note 10)	(34,724)	(33,603)	(36,579)
Deemed dividend on Series C Preferred Shares (Note 10)	—	—	(2,493)
Undistributed income to Series G participants (Note 10)	(1,250)	—	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares (Note 10)	—	(2,171)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$168,260	$(187,175)	$(15,070)
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited common stockholders	$6.02	$(9.53)	$(0.80)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited common stockholders	$6.01	$(9.53)	$(0.80)
Weighted average number of shares, basic	27,970,799	19,650,307	18,768,599
Weighted average number of shares, diluted	28,188,064	19,650,307	18,768,599

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2022	2021	2020
Net income (loss)	$208,466	$(150,581)	$27,222
Other comprehensive income (loss)
Unrealized income (losses) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	24,840	19,819	(18,641)
Comprehensive income (loss)	233,306	(130,762)	8,581
Less: comprehensive income attributable to the non-controlling interest	(4,232)	(820)	(3,220)
Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$229,074	$(131,582)	$5,361

 The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319
Net income	—	—			—	24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treaury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non-controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Partial redemption of Series G convertible preferred shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred shares of subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income						204,234		204,234	4,232	208,466
Partial redemption of Class B preferred shares of subsidiary									(2,500)	(2,500)
Issuance of Common Shares	—	23,167	20,674		—			43,841		43,841
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)					—		—
Sale of Series D preferred shares	—		1					1		1
Sale of Series E preferred shares	2		50					52		52
Sale of Series F preferred shares	6		133					139		139
Cash dividends paid ($0.10 and $0.15 per common share)						(7,289)		(7,289)		(7,289)
Dividends paid on Class B preferred shares of subsidiary									(1,698)	(1,698)
Dividends paid on Series D preferred shares						(7,694)		(7,694)		(7,694)
Dividends paid on Series E preferred shares						(10,975)		(10,975)		(10,975)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Dividends paid on Series G Convertible preferred shares						(31)		(31)		(31)
Other comprehensive income							24,840	24,840		24,840
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars)

	2022	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$208,466	$(150,581)	$27,222
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	120,459	126,821	127,278
Amortization of deferred dry-docking costs and leasehold improvements	19,246	16,432	9,822
Amortization of deferred finance costs	4,052	3,246	3,782
Amortization of Right of use assets for finance lease	1,116	—	—
Amortization of revenue escalation	(2,004)	—	—
Interest expense on long term receivable, net	(403)	(32)	1,932
Change in fair value of derivative instruments	(5,923)	(12,054)	8,121
Loss on sale of vessels	440	5,817	6,451
Impairment charges	—	86,368	28,776
Payments for dry-docking	(29,445)	(27,157)	(16,291)
Proceeds from swaps terminations	16,195	—	—
(Increase) Decrease in:
Receivables and other, net	(35,238)	(1,327)	19,659
Margin deposits	1,579	304	(6,153)
Inventories	(3,299)	(1,105)	(8,781)
Prepaid insurance and other	(4,957)	(445)	(521)
Capitalized voyage expenses	(65)	(238)	(1,096)
Increase (Decrease) in:
Payables and other	(27,064)	23,365	14,981
Accrued liabilities	8,345	(12,700)	(10,322)
Unearned revenue	17,029	(3,603)	556
Net Cash provided by Operating Activities	288,529	53,111	205,416
Cash Flows from Investing Activities:
Advances for vessels under construction	(31,809)	(55,605)	(39,671)
Vessel acquisitions and/or improvements	(301,560)	(5,623)	(148,569)
Proceeds from sale of vessels	31,555	53,224	93,627
Net Cash used in Investing Activities	(301,814)	(8,004)	(94,613)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	701,105	189,758	348,903
Financing costs	(6,296)	(1,270)	(2,964)
Payments of long-term debt and other financial liabilities	(494,171)	(318,904)	(383,660)
Payments on principal portion of financial liabilities	(2,933)	—	—
Purchase of treasury stock	—	(168)	(9,834)
Redemption of Series C preferred shares	—	—	(50,000)
Redemption of Series B preferred shares	(2,500)	—	—
Proceeds from stock issuance program, net	43,841	53,476	3,461
Proceeds from preferred stock issuance, net	192	23,741	—
Cash dividends	(43,711)	(36,314)	(46,708)
Capital contribution from non-controlling interest to subsidiary	—	—	4,000
Net Cash provided by (used in) Financing Activities	195,527	(89,681)	(136,802)
Net increase (decrease) in cash and cash equivalents and restricted cash	182,242	(44,574)	(25,999)
Cash and cash equivalents and restricted cash at beginning of period	127,197	171,771	197,770
Cash and cash equivalents and restricted cash at end of period	$309,439	$127,197	$171,771
Interest paid
Cash paid for interest, net of amounts capitalized	$48,946	$40,840	$53,813
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	304,367	117,192	160,475
Restricted cash	5,072	10,005	11,296
Total Cash and cash equivalents and restricted cash	309,439	127,197	171,771

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

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

The Company owns and operates a fleet of crude oil and product carriers including eight vessels chartered-in and three liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

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

Impact of COVID-19 and conflict in Ukraine on the Company’s Business

The impact of the COVID-19 pandemic and the conflict in Ukraine will continue to negatively affect the global economy (i.e. inflation, interest rates) and demand for oil and charter rates, which may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

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

(c) Other Comprehensive Income (Loss): The consolidated statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2022, 2021 and 2020, the Company had no write offs of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Comprehensive Income (Loss).

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

The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2021, and December 31, 2022.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2021, and December 31, 2022, as their balances were immaterial.

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

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the average demolition prices prevailing in the market during the last four years for which historical data were available. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net income (loss) for the years ended December 31, 2022 and December 31, 2021, by $3.1 million or $0.10 per weighted average number of shares, both basic and diluted and by $746 or $0.04, both basic and diluted, respectively.

Table of Contents	F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(i) Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels and right-of-use-assets under finance leases for impairment whenever events or changes in circumstances indicate at each reporting date that the carrying amount of a vessel including any unamortized dry-docking costs or right-of-use-assets under finance leases including any unamortized leasehold improvements (Note 1(k)) may not be recoverable. When such indicators are present, a vessel to be held and used and the right-of-use assets under finance leases are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, over the fair market value of the asset. The Company determines the fair value of its vessels and right-of use-assets under finance leases based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2022, indicated no impairment charge compared to the impairment charge of $86,368 recorded for the year ended December 31, 2021, and $ nil for the year ended December 31, 2020 (Note 4). The review of the rights-of-use-assets under finance leases in connection with the estimated recoverable amount for the Company’s rights-of use-assets as of December 31, 2022, indicated no impairment charge. The Company had no right-of-use-assets under finance leases as of December 31, 2021.

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment whenever events or changes in circumstances are indicative of such at each reporting date, by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2022, and 2021, indicated no impairment charge.

(j) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. On December 14, 2022, the Company considered that the handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon met the criteria to be classified as held for sale and reclassified the amount of $61,626 in vessels held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. All vessels delivered to their new owners in the first quarter of 2023. There was no impairment charge for vessels classified as held for sale as of December 31, 2022. At December 31, 2021, there were no vessels held for sale.

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

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(m) Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income (loss).

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income (loss). (Note 1(k)).

Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

The Company has five sale and leaseback transactions accounted for as operating leases, two accounted for as finance leases and one accounted for as a financing arrangement as of December 31, 2022 (Note 3 & 6).

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(n) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $405,104, $255,017 and $259,015 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, receivables from voyage charters and contracts of affreightment amounted to $50,653 and $20,633 respectively, the majority of them collected upon completion of the voyage.

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

Thus, time and bareboat charter agreements are accounted as operating leases (Company acts as lessor), ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842.

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted as a variable rate operating leases, falling under the scope of ASC 842 and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

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

Profit sharing contracts are accounted as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Table of Contents	F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Revenues from time, bareboat and pooling charter arrangements amounted to $455,296, $291,103 and $385,120 for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company's vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. During 2022, the Company incurred insurance recoveries amounting to $4,424 from loss of hire recorded in its consolidated statements of comprehensive income (loss).

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2022, to fulfill contracts were $8,126. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2022 and 2021, receivables from voyage related and operating reimbursable expenses amounted to $2,844 and $2,527, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2022, the Company incurred insurance recoveries amounting to $7,378 from damages to fixed assets recorded in its consolidated statements of comprehensive income (loss).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $13,574 and to revenue resulting from charter agreements with varying rates at the amount of $12,475 as at December 31, 2022.

Customers’ concentration: Voyage revenues for 2022, 2021 and 2020 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2022	2021	2020
A	13%	14%	12%
B	8%	11%	9%
C	8%	8%	9%

(o) Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates three LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

As of December 31, 2022, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR or another eligible reference rate remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.

(q) Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines fair value and provides guidance as to the measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements and Disclosures, the Company classifies and discloses its assets, liabilities carried at the fair value in one of the following categories (Note 14): Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

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

(u) Earnings (Loss) Per Share Attributable to Common Stockholders: The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. In September 2022, the holders of Series G Preferred Shares exercised their option to convert Series G Preferred Shares to common shares and proceeded to the conversion of all outstanding 459,286 Series G Preferred Shares into 306,190 common shares. As of December 31, 2022 there were no outstanding Series G Preferred Shares (459,286 shares outstanding as of December 31, 2021). This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-01 could be adopted as of March 12, 2020, through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 as mentioned above provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. The Company has not yet elected any other optional expedients provided in the standard except for the one described in Note 1(p) and will continue to evaluate the potential impact of adopting these expedients on its consolidated financial statements.

Table of Contents	F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

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

On January 1, 2020, the monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $27.7, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $37.3.

On January 1, 2021, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $37.8.

On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1, for the handymaxes Afrodite and Ariadne remained at $27.5, for the suezmax tanker Decathlon $28.5 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0, $36.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 and $34.3 for the LNG carrier Tenergy.

The Management Company, for services rendered, charged $20,228, $20,203 and $20,271 for the years ended December 31, 2022, 2021 and 2020, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2022, 2021 and 2020, an award of $1,000, $500 and $1,500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, a special award of $1,500 was paid to the Management Company in relation to newbuilding program in 2020 which has been included as an additional newbuilding cost in 2020 in the accompanying consolidated financial statements.

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

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2022, are $22,047 for 2023, $22,362 for 2024, $22,038 for 2025, $21,624 for 2026, $21,282 for 2027 and $88,683 from 2028 to 2032.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, 2020 and until April 30, 2022. From May 1, 2022, monthly fee amounts to $21.0. These fees in total amounted to $1,107, $530 and $740 for the years ended December 31, 2022, 2021 and 2020, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2022, the amount due to the Management Company was $165 ($12 due from the Management Company at December 31, 2021).

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

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

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $1,947, $2,186 and $1,327 for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the amount due from TCM was $8,889 ($14,595 at December 31, 2021), relating to vessel operating expenses to be incurred in the following month.

In February 2023, Tsakos Shipping and Trading S.A. (Note 2(c)) assumed all technical management responsibilities for all vessels under the TCM structure. The changeover was seamless with no delays for TEN vessels and the Company’s clients.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and purchase of vessels brokerage service. In 2022, 2021 and 2020, Tsakos Shipping charged a brokerage commission of $326 for the sale of the aframax tanker Proteas and the panamax tanker Inca, $96 for the sale of the panamax tanker Maya and $245 for the sale of the suezmax tanker Silia T. and the handysize tanker Didimon, respectively, representing 1.0% of the sale price of each vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels. In 2021 and 2022, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $10,684, $6,821 and $8,060 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the amount due to Tsakos Shipping was $3,217 ($1,439 at December 31, 2021). At December 31, 2022, an amount of $506 ($338 at December 31, 2021) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $10,965, $10,002 and $9,480 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the amount due to Argosy was $3,569 ($5,805 at December 31, 2021). At December 31, 2022, an amount of $259 ($1 at December 31, 2021) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $6,437, $5,098, and $4,380 for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the amount due to AirMania was $488 ($503 at December 31, 2021).

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Right-of-use assets and lease liabilities

Operating leases

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $11,190. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $4,271. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $7,846. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in Loss on sale of vessels in the accompanying Consolidated Statement of Comprehensive Income (Loss).

At December 31, 2022 and 2021, the Company has assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2022, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $31,701 for the two suezmaxes Arctic and Antarctic, $8,560 for the aframax tanker Sakura Princess and $18,445 for the two suezmaxes Archangel and Alaska, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 3.59% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 2.02, 2.98 and 3.49 years, respectively, as at December 31, 2022 and 3.02, 3.97 and 4.49 years, respectively, as at December 31, 2021. As at December 31, 2022 and 2021, both the right-of use assets and the corresponding obligation under operating leases were $58,706 (current portion $21,737 and non-current portion $36,969) and $88,573 (current portion $29,749 and non-current portion $58,824), respectively. The financial liability recognized for aframax Sakura Princess was $3,195 (current portion $1,031 and non-current portion $2,164) as of December 31, 2022, and $4,193 (current portion $997 and non-current portion $3,196) as of December 31, 2021.

Year	Lease Commitment
2023	$25,922
2024	25,958
2025	15,332
2026	4,991
Minimum net lease payments	$72,203
Less: Present value discount	(10,302)
Total Obligations under operating leases and financial liability (current and non-current portion)	$61,901

The Company has subleased all five vessels and recognized sublease revenue, net of voyage expenses of $54,877, for the year ended 2022, and seven vessels that the Company has recognized sublease revenue, net of voyage expenses of $16,202, and $29,355 for the years ended December 31, 2021 and 2020, respectively.

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. In addition, as per ASC 842-10-25-11 the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of 3.9%. The Company has applied the previous seller’s credit as a prepayment in accordance with the agreement as per which the amount of $13,000 shall be applied as partial payment to repurchase the vessels upon exercise of the repurchase options. The lease liability under finance leases as of October 20, 2022, amounted to $29,968. The corresponding right-of-use-assets were adjusted upon remeasurement of the lease liability to $42,968. The Company’s lease liability under finance leases was increased by $229 during the year ended December 31, 2022 presented in the Company’s consolidated statements of comprehensive income (loss) under interest and finance costs, while reduced by $2,164 to reflect the lease payments made during the period, resulting in a total amount of $28,033. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income (loss) under depreciation and amortization. The Company’s right-of-use-assets were amortized by $1,116, resulting in a total amount of $41,851. The weighted average remaining lease term for each of the two suezmaxes, Eurochampion 2004 and Euronike was 0.05 years, as at December 31, 2022. During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel.

The annual lease payments as at December 31, 2022 are as follows:

Year	Lease Commitment
2023	$28,093
Minimum net lease payments	$28,093
Less: Discounting effect	(60)
Total Obligations under finance leases	$28,033

Discounting effect represents estimated interest payments using incremental borrowing rate of 3.9%.

The Company has subleased both vessels, the amount of $17,916 and $4,407 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2022 until October 20,2022) and the finance lease period, respectively (October 20,2022 until December 31, 2022).

4. Vessels

Acquisitions

On January 12, 2022, July 6, 2022, and October 10, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy (Briety Shipping Inc.), the newbuilding DP2 Shuttle tanker Porto (Ostria Maritime Limited) and the VLCC carrier Dias I (Aquila Maritime Limited), respectively, for an aggregate cost of $384,574.

In 2021, there were no vessel acquisitions.

On January 7, 2020, September 21, 2020, and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate cost of $197,845.

Sales

In 2022, the Company sold its the aframax tanker, Proteas, and its panamax tanker, Inca, for net proceeds of $31,555, realizing a loss of $440. In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121. In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451. The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Impairment

As of December 31, 2022, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating and finance leases. This review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction, and right-of-use-assets under operating and finance leases. In 2021, there was an impairment charge of $86,368 relating to Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas. In 2020, there was an impairment charge of $28,776 relating to Arctic, Antarctic, Izumo Princess and Sakura Princess. Impairment charges are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $34,816 and $27,344 at December 31, 2022 and 2021, respectively. Leasehold improvements for the suezmaxes Eurochampion 2004, Euronike amounted to $450, for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax Sakura Princess amounted to $9,106, at December 31, 2022 ($2,857 for the suezmaxes Eurochampion 2004, Euronike and $4,096 for the suezmaxes Archangel, Alaska and Arctic, at December 31, 2021). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long –term debt and other financial liabilities

Long-term debt

Facility	2022	2021
Loans	1,417,341	1,380,648
Less: Deferred finance costs, net	(7,354)	(7,461)
Total long-term debt	1,409,987	1,373,187
Less: Current portion of debt	(194,353)	(175,062)
Add: Deferred finance costs, current portion	2,272	2,126
Long-term debt, net of current portion and deferred finance costs	1,217,906	1,200,251

Loan balances outstanding at December 31, 2022, amounted to $1,417,341. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between February 2023 and November 2030. Interest rates on the outstanding loans as at December 31, 2022, are based on London interbank offered rate (“LIBOR”) plus a spread, except of seven loan agreements based on SOFR.

On March 2, 2022, and July 1, 2022, the Company drew down the remaining total amount of $55,568 related to the seven-year loan agreement of $74,500, signed on May 31, 2021, for the pre- and post-delivery financing of the DP2 shuttle tanker, Porto. The loan is repayable in fourteen semi-annual installments of $2,087 commencing six months after the delivery of the vessel, plus a balloon of $45,282 payable together with the last installment.

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

On March 31, 2022, the Company signed a new six-year loan agreement amounting to $67,500 to refinance the existing loan for the DP2 shuttle tanker, Brasil 2014. On April 4, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $54,117. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On April 20, 2022, the Company prepaid the amount of $12,695 to the lender due to sale of its aframax tanker, Proteas.

On May 13, 2022, the Company signed a new five-year loan agreement amounting to $25,200 relating to the refinancing of the suezmax tanker, Euro. On May 13, 2022, the Company drew down the amount of $25,200 and prepaid the amount of $21,683 on May 16, 2022. The new loan is repayable in ten semi-annual installments of $1,505, commencing six months after the drawdown date, plus a balloon of $10,150 payable together with the last installment.

On August 17, 2022, the Company prepaid the amount of $3,301 to the lender due to sale of its panamax tanker, Inca.

On September 5, 2022, the Company signed a new six-year loan agreement amounting to $67,500 relating to the refinancing of the DP2 shuttle tanker, Rio 2016. On September 7, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $48,046. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On September 15, 2022, the Company signed a new eight-year loan agreement amounting to $118,400 relating to pre- and post- financing of the two aframax tankers under construction Hull 5081 and Hull 5082. On October 27 and on December 14, 2022 the Company drew down the amount of $7,400 and $7,400, respectively. The new loan is repayable in sixteen semi-annual installments of $3,300, commencing six months after the drawdown date, plus a balloon of $65,600 payable together with the last installment.

On September 20, 2022, the Company signed a new eight-year loan agreement amounting to $118,400 relating to pre- and post- financing of the two aframax tankers under construction Hull 5083 and Hull 5084. On January 17 and on February 13, 2023 the Company drew down the amount of $7,400 and $7,400, respectively. The new loan is repayable in sixteen semi-annual installments of $3,289, commencing six months after the drawdown date, plus a balloon of $65,776 payable together with the last installment.

On September 30, 2022, the Company signed a new five-year loan agreement amounting to $42,000 relating to the refinancing of the panamax tanker, Sunrise and the suezmax tanker Pentathlon. On October 6, 2022, the Company drew down the amount of $42,000 and prepaid the amount of $38,315. The new loan is repayable in ten semi-annual installments of $2,721, commencing six months after the drawdown date, plus a balloon of $14,790 payable together with the last installment.

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On October 28, 2022, the Company signed a new five-year loan agreement amounting to $189,000 relating to the refinancing of the LNG carrier, Maria Energy and the financing of the VLCC Dias I that was acquired during the fourth quarter of 2022. On November 8 and November 17, 2022, the Company drew down the amount of $89,347 and $99,653, respectively, and prepaid the amount of $87,306. The new loan is repayable in ten semi-annual installments of $5,906, commencing six months after the first drawdown date, plus a balloon of $129,940 payable together with the last installment.

On January 20, 2023, the Company signed a new five-year loan agreement amounting to $85,000 relating to the refinancing of the LNG carrier, Neo Energy, the handysize Andromeda and the suezmax tanker Decathlon. On January 30, 2023, the Company drew down the amount of $72,274 and prepaid the amount of $42,085 and repaid the amount of $24,000 on the same date. The new loan is repayable in ten semi-annual installments of $6,547.2, commencing six months after the first drawdown date, plus a balloon of $6,802 payable together with the last installment.

Upon sale of its six handymax vessels, Afrodite, Ajax, Apollon, Ariadne, Aris and Artemis during the first quarter of 2023, the Company prepaid the amount of $41,750 to the lender.

On February 17, 2023, the Company prepaid the amount of $6,815 to the lender due to sale of its handysize vessels, Arion and Amphitrite.

On March 29, 2023, the Company signed a new five-year loan agreement amounting to $72,150 relating to the refinancing of the aframax tankers, Sola TS and Oslo TS. On March 31, 2023, the Company drew down the amount of $72,150 and on March 31, 2023, and on April 3, 2023 prepaid the amounts of $25,973 and $25,650, respectively. The new loan is repayable in ten semi-annual installments of $3,006, commencing six months after the drawdown date, plus a balloon of $42,090 payable together with the last installment.

On March 31, 2023 the Company signed a new five-year loan agreement amounting to $70,000 relating to the refinancing of the aframax tankers, Marathon TS and Stavanger TS. The new loan is repayable in ten semi-annual installments of $2,850, commencing six months after the drawdown date, plus a balloon of $41,500 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2022, interest rates on the bank loans ranged from 4.53% to 7.55%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2022	3.91%
Year ended December 31, 2021	2.02%
Year ended December 31, 2020	2.88%

Loan movements throughout 2022:

Loan	Origination Date	Original Amount	Balance at January 1, 2022	New Loans	Prepaid	Repaid	Balance at December 31,2022
8-year term loan	2011	73,600	54,453	—	48,046	6,407	—
6-year term loan	2014	193,239	28,447	—	—	2,474	25,973
8-year term loan	2014	39,954	34,911	—	—	2,589	32,322
7-year term loan	2015	35,190	24,193	—	21,993	2,200	—
7-year term loan	2015	39,900	18,136	—	16,322	1,814	—
7-year term loan	2015	44,800	27,200	—	—	3,200	24,000
12-year term loan	2016	309,824	187,929	—	87,306	21,501	79,122
71/2-year term loan	2017	85,000	62,333	—	—	5,667	56,666
6-year term loan	2018	80,000	54,117	—	54,117	—	—
5-year term loan	2018	44,000	21,683	—	21,683	—	—
8-year term loan	2018	82,752	74,707	—	—	4,597	70,110
5-year term loan	2018	62,500	47,500	—	—	6,000	41,500
6-year term loan	2019	88,150	52,088	—	47,730	4,358	—
5-year term loan	2019	38,250	20,013	—	3,301	5,168	11,544
4-year term loan	2019	26,000	15,600	—	—	2,600	13,000
7-year term loan	2019	56,352	53,534	—	—	2,818	50,716
10-year term loan	2019	54,387	51,180	—	—	3,011	48,169
7-year term loan	2019	72,000	62,400	—	—	4,800	57,600
5-year term loan	2019	71,036	59,531	—	—	5,082	54,449
5-year term loan	2019	36,000	31,200	—	—	2,400	28,800
5-year term loan	2019	35,000	28,636	—	—	3,182	25,454
5-year term loan	2020	16,800	12,285	—	—	2,730	9,555
2-year term loan	2020	27,750	27,750	—	27,750	—	—
5-year term loan	2020	70,000	56,088	—	—	11,217	44,871
5-year term loan	2020	40,000	36,069	—	—	2,487	33,582
6-year term loan	2020	37,500	34,473	—	—	2,652	31,821
5-year term loan	2020	47,000	36,400	—	—	9,100	27,300
5-year term loan	2021	44,500	36,409	—	—	8,091	28,318
5-year term loan	2021	26,000	26,000	—	—	2,000	24,000
4-year term loan	2021	38,000	38,000	—	12,695	2,331	22,974
4-year term loan	2021	48,750	48,750	—	—	7,000	41,750
7-year term loan	2021	74,500	18,633	55,867	—	—	74,500
5-year term loan	2022	62,000	—	62,000	—	2,750	59,250
6-year term loan	2022	67,500	—	67,500	—	4,500	63,000
5-year term loan	2022	25,200	—	25,200	—	1,505	23,695
8-year term loan	2022	14,800	—	14,800	—	—	14,800
5-year term loan	2022	42,000	—	42,000	—	—	42,000
6-year term loan	2022	67,500	—	67,500	—	—	67,500
5-year term loan	2022	189,000	—	189,000	—	—	189,000
Total			1,380,648	523,867	340,943	146,231	1,417,341

Table of Contents	F- 22

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

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

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $156,837 at December 31, 2022 and $105,768 at December 31, 2021, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted

As at December 31, 2022, the Company and its subsidiaries had thirty-two loan agreements, totaling $1,417,341. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2022.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels under construction and funding expected capital expenditures and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2022, are as follows:

Year	Amount
2023	$159,602
2024	248,156
2025	284,931
2026	207,037
2027	337,139
2028 and thereafter	180,476
Total	$1,417,341

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Other financial liabilities	$170,241	$—
Less: Deferred finance costs, net	(2,351)	—
Total other financial liabilities, net	167,890	—
Less: Current portion of other financial liabilities	(9,328)	—
Add: Deferred finance costs, current portion	363	—
Other financial liabilities, net of current portion and deferred finance costs	$158,925	$—

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company drew down the amount of $177,238 for the acquisition of the LNG carrier Tenergy (Note 4) and paid the delivery installment costs to the shipbuilding yard and prepaid vessel’s pre-delivery financing of $27,750. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted the amounts received under the sale and leaseback agreement as other financial liabilities. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a purchase obligation of $83,955 payable together with the last installment. The agreement has no covenants.

As of December 31, 2022, the annual principal payments of Other financial liabilities required to be made after December 31, 2022, are as follows:

Year	Amount
2023	$9,328
2024	9,328
2025	9,328
2026	9,328
2027	9,328
2028 and thereafter	123,601
$170,241

7. Interest and Finance Costs, net

	2022	2021	2020
Interest expense	56,673	39,131	50,611
Less: Interest capitalized	(1,219)	(718)	(996)
Interest expense, net	55,454	38,413	49,615
Bunker swap, put and call options cash settlements	(9,912)	(448)	7,568
Bunker put options premium	—	(35)	1,246
Amortization of deferred finance costs	4,052	3,246	3,782
Bank charges	410	164	277
Discount of long-term receivables	350	603	2,435
Amortization of deferred gain on termination of financial instruments	(618)	—	—
Change in fair value of non-hedging financial instruments	517	(10,536)	5,656
Net total	50,253	31,407	70,579

At December 31, 2021, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions maturing from April 2023 through October 2027. During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presents the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $618 (positive).

For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with their termination, while the third one was terminated later in the year. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation amounting to $3,135 (positive) were immediately classified into earnings. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive).

At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution maturing on April 2023, on which it pays fixed rates 2.80% and receives floating rates based on the six-month LIBOR (Note 14). The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The fair values of such financial instruments as of December 31, 2022, and 2021, in aggregate amounted to $188 (positive) and $16,151 (negative), respectively.

During 2021 and 2020, the Company held twelve and eighteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. During 2022, the Company entered into early termination agreements of all its bunker swap agreements with expiration dates December 2022, September 2023 and December 2023. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements at December 31, 2022 and 2021 was $nil and $1,989 (positive), respectively. The change in the fair values as of December 31, 2022, and December 31, 2021, was $1,989 (negative) and $10,744 (positive), respectively.

During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. During 2021, the Company sold all put option agreements and received $35. The changes in the fair value during 2021 and 2020 amounting to $(208) (negative) and $207 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2022, 2021 and 2020, the Company has written-off unamortized deferred finance costs of $1,195, $460, and $766, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2022, 2021 and 2020, the Company recognized a discount on its lease liability (Note 3) amounting to $350, $603 and $2,435, respectively.

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

In 2022 and 2021, the Company issued 4,633,473 and 6,049,498 common shares for net proceeds of $43,841 and $50,538, respectively. In 2020, the Company issued 172,227 common shares for net proceeds of $3,461.

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively. In 2020, the Company issued nil preferred shares.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares. The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. The Company did not exercise the redemption option as of December 31, 2022.

On December 23, 2019, and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally did not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company could not adopt any amendment to its memorandum of association or bye-laws that materially or adversely altered or affected the preferences, powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Shares ($19,000 and $3,889 in the aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. In September 2022, the holder exercised the conversion option and proceeded to the conversion of all 459,286 Series G Preferred Shares that remained outstanding into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2022.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $864 in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $859 for the period September 1, 2021 to and including February 28, 2022. On September 1, 2022, Shyris Shipping paid dividends amounting to $839 for the period from March 1, 2022, to September 1, 2022. (Note 10) As long as Shyris Shipping Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares. On March 1, 2023, Shyris shipping paid dividends amounting to $727 for the period from September 1, 2022, to March 1, 2023.

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

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

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

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at December 31, 2022 (Note 11). On January 20, 2023, Shyris Shipping redeemed 100,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1,000.

9. Accumulated other comprehensive income (loss)

In 2022, Accumulated other comprehensive income amounted to $7,665 compared to $17,175 (loss) in 2021 mainly due to unrealized gains from hedging financial instruments of $24,840, inclusive of reclassifications to earnings (Note 14) (gains of $19,819 and losses of $18,641 in 2021 and 2020, respectively).

10. Earnings (Loss) per Common Share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G redeemable convertible preferred shares to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculates diluted earnings (loss) per share using the most dilutive of the two-class method and the if-converted method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future that were included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the if-converted method. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the year ended December 31, 2022, is adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the year ended December 31, 2021, and December 31, 2020, these convertible securities that could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect. Two class-method was the most dilutive method for the comparative periods.

Table of Contents	F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2022	2021	2020
Numerator
Net income (loss) attributable to Tsakos Energy Navigation Limited	$204,234	$(151,401)	$24,002
Preferred share dividends, Series C	—	—	(3,328)
Preferred share dividends, Series D	(7,694)	(7,596)	(7,492)
Preferred share dividends, Series E	(10,975)	(10,822)	(10,637)
Preferred share dividends, Series F	(16,024)	(15,131)	(14,250)
Preferred share dividends, Series G	(31)	(54)	(872)
Undistributed income to Series G participants	(1,250)	—	—
Deemed dividend on partially Series G preferred shares	—	(2,171)	—
Deemed dividend on Series C preferred shares	—	—	(2,493)
Net income (loss) attributable to common stockholders	168,260	(187,175)	(15,070)
Preferred share dividends, Series G	31	—	—
Undistributed income to Series G participants	1,250	—	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	169,541	(187,175)	(15,070)
Denominator
Weighted average number of shares, basic	27,970,799	19,650,307	18,768,599
Effect of dilutive shares	217,265	—	—
Weighted average number of shares, diluted	28,188,064	19,650,307	18,768,599
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited	$6.02	$(9.53)	$(0.80)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited	$6.01	$(9.53)	$(0.80)

For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares for the year ended December 31, 2022, are included in the computation of diluted earnings per common share. For the year ended December 31, 2021, and 2020, potential redeemable convertible preferred shares of 306,190 and 1,743,607, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 5.6% of the Company’s 2022 revenue (7.6% in 2021 and 8.6% in 2020) was generated through charter agreements with Flopec.

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

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. In 2021, 2,155,714 of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping. During 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares resulting in 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping as of December 31, 2022. (Note 8)

Table of Contents	F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies

As at December 31, 2022, the Company had under construction two DP2 shuttle tankers, one suezmax tanker and four dual fuel LNG powered aframax tankers.

The total contracted amount remaining to be paid for the seven vessels under construction plus the extra costs agreed as at December 31, 2022, were $598,341. The amount of $220,005 is due to be paid in 2023, $171,830 in 2024 and $206,506 in 2025.

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2022, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2023	$328,203
2024	232,339
2025	148,759
2026	118,471
2027	97,485
2028 to 2036	72,195
Minimum charter revenues	$997,452

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)	Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivable related to seller’s credits under sale and leaseback transactions does not materially deviate from its fair value.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2022 and 2021, are as follows:

	2022		2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	304,367	304,367	117,192	117,192
Restricted cash	5,072	5,072	10,005	10,005
Margin deposits	4,270	4,270	5,849	5,849
Long-term receivable (including short-term portion)	23,307	23,307	35,904	35,904
Debt and other financial liabilities	(1,587,582)	(1,587,582)	(1,380,648)	(1,380,648)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2022, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($5,849 as of December 31, 2021), which is recorded within margin deposits in the Consolidated Balance Sheets.

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair value	193	7	—	8,884
	Financial instruments - Fair Value, net of current portion	—	1,382	5	8,656
Subtotal		193	1,389	5	17,540

		Asset Derivatives		Liability Derivatives
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Bunker swaps	Current portion of financial instruments—Fair value	—	1,845	—	—
Bunker swaps	Financial instruments—Fair Value, net of current portion	—	144	—	—
Subtotal		—	1,989	—	—
Total derivatives		193	3,378	5	17,540

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

Derivative			Amount
	Gain (Loss) Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative (Effective Portion) Location	2022	2021	2020
Interest rate swaps		28,393	19,627	(18,830)
Reclassification to Interest and finance costs, net due to de-designations		(3,753)	—	—
Reclassification to Depreciation expense		200	192	189
Total		24,840	19,819	(18,641)

The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2022, 2021 and 2020, was $7,665 (income), $17,175 (loss) and $36,994 (loss) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

Derivative		Amount
	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location	2022	2021	2020
Interest rate swaps	Interest and finance costs, net	1,472	—	187
Bunker swaps	Interest and finance costs, net	7,923	11,191	(14,312)
Bunker put options	Interest and finance costs, net	—	(172)	(271)
Bunker call options	Interest and finance costs, net	—	—	(74)
Total		9,395	11,019	(14,470)

Table of Contents	F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2022 and 2021, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2022	December 31, 2021
Interest rate swaps	188	(16,151)
Bunker swaps	—	1,989
	188	(14,162)

15. Subsequent Events

a) On January 25, 2023, the Company signed a memorandum of agreement for the sale of two handysize vessels, Arion and Amphitrite. On February 22, 2023, both vessels were delivered to their new owners.

b) On January 30, 2023, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

c) On February 28, 2023, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

d) On February 28, 2023, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

Table of Contents	F- 32