Form 20-F
period 2023-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2024-04-19
CIK 1166663

`

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2023

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

As of December 31, 2023, there were 29,505,603 of the registrant’s Common Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares outstanding.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the conflict in Ukraine and related sanctions;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as higher inflation and increasing interest rate levels;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Shipping & Trading S.A. within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2023. This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

In thousands of U.S. Dollars	As of December 31, 2023
Cash
Cash and cash equivalents	$372,032
Restricted cash	4,662

Total cash	376,694

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion) ¹	$1,562,657

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding	11,493
Common shares, $5.00 par value; 60,000,000 shares authorized; 30,183,776 shares issued, and 29,505,603 shares outstanding	150,919
Additional paid-in capital	912,214
Cost of treasury stock	(6,791)
Accumulated other comprehensive income	2,485
Retained earnings	548,237
Non-controlling interest	34,090

Total stockholders’ equity	1,652,647

Total capitalization	$3,215,304
[1] Obligations under operating leases are not included.

Table of Contents	2

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

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures, including with respect to climate change and greenhouse gas emissions, and customers and investors’ concerns related thereto.

•	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Risks Related To Our Business

•  A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities, which are secured by mortgages on our subsidiaries’ vessels.

•  Charters at attractive rates may not be available when our current time charters expire.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues.

•  Contracts for newbuilding vessels present certain economic and other risks.

•  Credit conditions internationally might impact our ability to raise debt financing.

•	The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by volatile natural gas prices and demand for natural gas, and the supply of LNG carriers.
•	Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

•  Fuel is the largest expense in our shipping operations, and fuel prices may adversely affect our profits.

•  The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

•  Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

•	We are exposed to volatility in SOFR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

•  Inflation could adversely affect our business and financial results by increasing the costs of operating our business.

•	The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable control over us, which may limit your ability to influence our actions.

Table of Contents	3

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

•  Provisions in our Bylaws and our management agreement with Tsakos Energy Management would make it difficult for a third-party to acquire us, even if such a transaction is beneficial to our shareholders.

•  Because we are a Bermuda company you may not have the same rights as a shareholder in a U.S. corporation.

•	As “foreign private issuer” under NYSE rules we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Tax Risks

•  If we became subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

•  If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under U.S. tax laws.

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 12, 2024, half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2024 and April 2038, including sixteen which are scheduled to expire within 2024.

After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued through 2021 and through the first half 2022, before increasing significantly since such time through the date of this Annual Report. The current crisis in Ukraine that started during the first quarter of 2022, has created a global redrawing of trade routes leading to an increase in oil tanker voyages. While the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased, is uncertain. If rates in the charter market were to decline and remain at low levels for any significant period in 2024, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

Table of Contents	4

Disruptions in world financial markets and economic conditions, including due to the conflict in Ukraine and the Middle East, and protectionist trade measures and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global financial markets and economic conditions have been disrupted and volatile at times over the past two decades, and more recently since 2020 as a result of the COVID-19 pandemic and in 2022 as a result of the conflict in Ukraine and inflation concerns, and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit in the shipping industry While the global economy has been improving, it remains subject to downside risk.

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

Moreover, as a result of the slow recovery from the economic crisis in Greece and the related austerity measures implemented by the Greek government, our operations may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs and may require that we pay to the Greek government new taxes or other fees or that dividends we pay be subject to withholding taxes. Financial difficulties of the European Union resulting from the UK exit from the European Union, may place additional pressure on the Eurozone and limit the flexibility of its leadership and member states in lending to the Greek government.

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

•	actions taken by OPEC and major oil producers and refiners;

•	political turmoil in or around oil producing nations;

•	global and regional political and economic conditions;

•	developments in international trade;

•	international trade sanctions;

•	environmental factors;

•	natural catastrophes;

•	terrorist acts;

•	weather; And

•	changes in seaborne and other transportation patterns.

Table of Contents	5

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 9% of the existing world tanker fleet at the beginning of March 2024, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2025. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, dual-fuel LNG powered aframax, panamax and handysize tankers, as well as owners in the shuttle tanker and LNG markets, which are other independent tanker companies, as well as state and independent oil companies, some of which have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, installation of required or technically up to date equipment and the acceptability of the available tankers and their operators to potential charterers.

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

Table of Contents	6

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

Increasingly throughout 2023 and early 2024 Houthi rebels based in Yemen have been targeting vessels with drone attacks whilst transiting the Red Sea. Many shipowners and charterers have diverted vessels to avoid the area, despite a strong Naval presence in the area. Whilst the stated aim of the Houthi rebels has been to target vessels trading to or from Israel or with links to the US or UK, other non-related vessels have been attacked and our policy has therefore been to avoid transits of the Red Sea.

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

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and is now trading above $80 per barrel. Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

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

Table of Contents	7

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

Table of Contents	8

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

To comply with these requirements and regulations, such as the MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulfur cap on marine fuels from January 1, 2020 ,the IMO ballast water management (“BWM”) convention, which requires vessels to install ballast water treatment systems (“BWTS”) with a ship specific timeframe latest by September 8, 2024 and the latest MARPOL Annex VI amendments that introduced the technical and operational measures of the Energy Efficiency Existing Shipping Index (“EEXI”) and the Carbon Intensity Indicator (“CII”) to reduce carbon emissions produced by vessels, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential mitigation measures, and obtain insurance coverage. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance.

In addition, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (“EU ETS”) to include carbon dioxide (“CO2”) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to/from/within the EU and EEA (Iceland, Liechtenstein and Norway) will need to acquire and surrender EU allowances (“EUAs”) through their Union Registry account by September of the following year to cover their annual emissions. One EUA is equivalent to one tonne of CO2 emission. The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU and 100% of emissions from voyages that occur between two EU ports and when ships are within EU ports. The surrendering of allowances by shipping companies will be gradually increased with respect to verified emissions reported for the years 2024 and 2025. This means, in 2025, shipping companies will be liable to surrender allowances for 40% of verified emissions reported in 2024. In 2026, this increases to 70% of verified emissions reported in 2025. As of 2027 and each year thereafter, shipping companies will have to surrender allowances reflecting 100% of their verified emissions.

Table of Contents	9

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

International, national and local laws imposing liability for oil spills and carbon emissions are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers for oil spills regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading S.A. (“Tsakos Shipping”), Tsakos Energy Management Limited (“Tsakos Energy Management”) or other companies that provide technical and commercial management services for our subsidiaries’ vessels and us, or others in the management or operation of our subsidiaries’ vessels. Although we currently maintain, and plan to continue to maintain, for each of our subsidiaries’ vessels’ pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Table of Contents	10

 Our subsidiaries’ vessels could be arrested at the request of third-parties.

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

During 2023, we derived approximately 61% of our revenues from time charters, as compared to 53% in 2022. Although tanker charter rates are currently at high levels, as our current period charters on sixteen of the vessels owned by our subsidiary companies expire in the remainder of 2024 and for additional vessels in future years, considering the volatile nature of the tanker market, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. As of April 12, 2024, 48 of our 62 subsidiaries’ vessels were employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

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

Table of Contents	11

If our exposure to the spot market increases, our revenues could suffer and our expenses could increase.

The spot market for crude oil and petroleum product tankers is highly competitive. As of April 12, 2024, fourteen of the vessels owned by our subsidiary companies were employed under spot charters, as we have decided to maintain a considerable number of vessels in the spot market to take advantage of current high spot rates. Due to increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, which could lead to a decline in operating revenue in rate environments where spot rates earned do not offset such lower utilization. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels have been required to use since the beginning of 2020. See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker prices are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker prices in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

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

The global economic downturn that commenced in 2008 and the consequences thereof, resulted in a decrease in vessel values. Since then, valuations have fluctuated, falling whenever there was excess fleet capacity and falling freight rates, as in 2013, and recovering when tanker market conditions improved as in 2015. Valuations declined again in 2016 and remained low through 2017 and 2018, but recovered in 2019, before falling again in the second half of 2020 along with charter rates, until the third quarter of 2022, where they started to recover and remained high until the end of 2023 year. Although our subsidiaries currently own a relatively modern fleet, with an average age of 10.1 years as of April 12, 2024, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than it’s carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third-parties. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. Such reviews may from time-to-time result in asset write-downs, which could adversely affect our results of operations, such as we did in 2021 and 2023, with respect to seven of our subsidiaries’ tankers and one of our subsidiaries’ LNG carriers, respectively.

Table of Contents	12

If Tsakos Shipping and Trading S.A. (“Tsakos Shipping” or “TST”) is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

Our continued success depends in significant part on the continued services of the officers and seamen whom TST provides to crew the vessels owned by our subsidiary companies. The market for qualified, experienced officers and seamen is extremely competitive and has grown more so in recent periods due to the growth in world economies and other employment opportunities. Although TST has manning management arrangements with a number of accredited manning agencies in Philippines, Ukraine, Romania, Georgia, Latvia, Brazil, Greece and Uruguay and sponsors various academies in the relevant regions, we cannot assure you that TST will be successful in its efforts to recruit and retain properly skilled personnel at commercially reasonable salaries. Any failure to do so could adversely affect our ability to operate cost-effectively and our ability to increase the size of the fleet.

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

Contracts for newbuilding and secondhand vessels present certain economic and other risks.

As of April 12, 2024, our subsidiaries have contracts for the construction of three DP2 suezmax shuttle tankers for delivery in 2025 and 2026, two suezmax tankers for delivery in 2025, and two MR tankers for delivery in 2026. Our subsidiaries may also order additional newbuilding vessels. During the construction of a vessel, we are required to make progress payments, and need to finance the purchase price upon delivery of the vessel, with remaining purchase price obligations for newbuildings of $559.2 million and for secondhand vessels of $184.5 million, as of April 12, 2024. While we typically have refund guarantees from banks to cover defaults by the shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to perform our respective obligations. Shipyards may periodically experience financial difficulties. In addition, as of April 12, 2024, our subsidiaries have agreements to acquire two dual fuel LNG aframax tankers, two aframax tankers and one suezmax tanker, out of which one dual fuel LNG aframax and one aframax have already been delivered and the remaining are expected to be delivered during the second quarter of 2024. We have arranged senior secured debt financing for the remaining installment payments for the two DP2 suezmax shuttle tankers of these newbuildings and the three secondhand vessels we have agreed to acquire, and we are in the process of seeking to arrange debt financing for the one DP2 suezmax shuttle tanker, the two suezmax tankers and the two MR tankers of these newbuildings. The three DP2 suezmax shuttle tankers under construction and the five secondhand tankers have time charter and time charter under profit share employments arranged upon their delivery. Management is in discussion with various high-end charterers to employ the two suezmax tankers and the two MR tankers on long-term contracts upon delivery.

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

Table of Contents	13

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity), including from share issuances, and bank debt from various reputable national and international commercial banks. In relation to newbuilding contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. More recently, however, we have arranged pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including two in 2024. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

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

Table of Contents	14

 Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	the supply and cost of crude oil and petroleum products;

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

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

Table of Contents	15

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

Oil prices declined substantially in the second half of 2014, which resulted in oil companies announcing reductions in oil production and exploration activities, including in offshore fields, and have since been volatile, most recently increasing in late 2021 and, in part due to the conflict in Ukraine, and into early 2024, after being at relatively low levels prior to that time. Oil prices may again decline, including due to reduced demand resulting from any economic downturn resulting from the conflict in Ukraine which has initially increased oil prices. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels, as well as international economic conditions and global geopolitics.

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

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2024 saw an increase in costs of 2.64%. The International Group of P&I offers a total $3.1 billion coverage, which includes $1 billion coverage for oil pollution liability. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

Table of Contents	16

Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period, our business could be harmed.

The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches by computer hackers, cyber terrorists, activist groups, espionage, organized crime, acts of warfare or cyber misuse. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent cybersecurity breaches, the access, capture or alteration of information by criminals, the exposure or exploitation of potential security vulnerabilities, the installation of malware or ransomware, acts of vandalism, computer viruses, misplaced data, data loss or denial of our services. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business, results of operations and our company reputation to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and financial results, as well as our cash flows available for distribution to our shareholders.

Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2023, our debt to capital ratio was 48.8% (debt / debt plus equity), with $1.4 billion in debt outstanding and $0.2 billion in other financial liabilities related to vessel financings. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2023, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary early debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. We may incur significant additional amounts of indebtedness in connection with financing our five newbuilding tankers under construction or otherwise.

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

Table of Contents	17

We are exposed to volatility in interest rates, including the Secured Overnight Funding Rate (“SOFR”), and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

Over the past 16 years we have selectively entered derivative contracts both for investment purposes and to hedge our overall interest expense and, more recently, our bunker expenses and our exposure to European Union Allowances within the context of EU’s Emissions Trading Scheme. Our board of directors monitors the status of our derivatives to assess whether such derivatives are within reasonable limits and reasonable in light of our particular investment strategy at the time we entered into the derivative contracts.

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate, previously based on the London interbank offered rate (“LIBOR”) and now based on SOFR. Interest rates in the last two years after a long period of stability at historically low levels, and have been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Interest rates were at historically low levels for an extended period of time and benchmark interest rates, including SOFR, may continue to increase from current high levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective, and we may incur substantial loss.

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

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2023. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates, has had and may continue to drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects-Inflation and Interest Rates.”

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

Table of Contents	18

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

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2023, Euro expenses accounted for approximately 36% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

We depend on our key personnel.

Our future success depends particularly on the continued service of Nikolas Tsakos, our chief executive officer and the sole shareholder of Tsakos Energy Management. The loss of Mr. Tsakos’ services or the services of any of our key personnel could have a material adverse effect on our business. We do not maintain key man life insurance on any of our executive officers.

The Tsakos Holdings Foundation and the Tsakos family can exert considerable control over us, which may limit your ability to influence our actions.

As of April 12, 2024, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 26.7% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related to our Management Arrangements

We depend on Tsakos Energy Management and Tsakos Shipping to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct newbuildings. We have engaged Tsakos Energy Management to perform all our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting, and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TST. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping.

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

Table of Contents	19

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2023, would have resulted in a payment of approximately $175.8 million. Tsakos Energy Management’s contracts with TST may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

Nikolas Tsakos is the chief executive officer and a director of our company and the director and sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder of Tsakos Shipping. These responsibilities and relationships could create conflicts of interest that could result in losing revenue or business opportunities or increase our expenses.

Table of Contents	20

Our commercial arrangements with Tsakos Energy Management and Argosy may not always remain on a competitive basis.

We pay Tsakos Energy Management a management fee for its services pursuant to our management agreement. We also place our hull and machinery insurance, increased value insurance and loss of hire insurance through Argosy Insurance Company, Guernsey, a captive insurance company affiliated with Tsakos interests. We believe that the management fees that we pay Tsakos Energy Management compare favorably with management compensation and related costs reported by other publicly traded shipping companies and that our arrangements with Argosy are structured at market rates. Our board reviews publicly available data periodically in order to confirm this. However, we cannot assure you that the fees charged to us are or will continue to be as favorable to us as those we could negotiate with third-parties and our board could determine to continue transacting business with Tsakos Energy Management and Argosy even if less expensive alternatives were available from third-parties.

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

The market price of our common shares, Series E Preferred Shares and Series F Preferred Shares may fluctuate due to factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the tanker industry, market conditions in the tanker industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors, our sales of our common shares or of additional preferred shares, changes in prevailing interest rates and the general state of the securities market. The tanker industry has been highly unpredictable and volatile. The market for common stock and preferred stock in this industry may be equally volatile. Therefore, we cannot assure you that you will be able to sell any of our common shares and preferred shares you may have purchased, or will purchase in the future, at a price greater than or equal to the original purchase price.

We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.

During 2023, we paid dividends on our common shares totaling $1.00 per common share, or $29.5 million. In addition, during 2023, the Company redeemed all of its Series D Preferred Shares, amounting to $87.9 million, and paid dividends on preferred shares totaling $33.1 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series E and Series F Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Table of Contents	21

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

Market interest rates may adversely affect the value of our Series E Preferred Shares and Series F Preferred Shares.

One of the factors that influences the price of our Series E Preferred Shares and Series F Preferred Shares is the dividend yield on these preferred shares (as a percentage of the price thereof) relative to market interest rates. An increase in market interest rates, which are currently at high levels relative to historical rates, may lead to higher prices for our shares when valued using their dividend yields. Higher interest rates would likely increase our borrowing costs and potentially decrease funds available for dividends. Accordingly, higher interest rates could cause the market prices of our preferred shares to decrease.

Our Series E Preferred Shares and Series F Preferred Shares represent perpetual equity interests and holders of such shares will have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

The preferred shares represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the preferred shares may be required to bear the financial risks of an investment in the preferred shares for an indefinite period of time.

The payment due to a holder of our Series E Preferred Shares and Series F Preferred Shares upon a liquidation is fixed at the redemption preference of $25.00 per share plus accumulated and unpaid dividends to the date of liquidation. If, in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, you will have no right to receive or to participate in these amounts. Furthermore, if the market price for your preferred stock is greater than the liquidation preference, you will have no right to receive the market price from us upon our liquidation.

Our Preferred Shares are subordinated to our debt obligations and pari passu with each other, and your interests could be diluted by the issuance of additional preferred shares, including additional Series E and Series F Preferred Shares, and by other transactions.

Our preferred shares are subordinated to all of our existing and future indebtedness. As of December 31, 2023, we had outstanding indebtedness, including our lease obligations and other financial liabilities, of approximately $1.6 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on, our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 25 million preferred shares in one or more classes or series. Of these preferred shares, 13,506,906 preferred shares remain available for issuance as of April 12, 2024. The issuance of additional preferred shares on a parity with or senior to our outstanding preferred shares would dilute the interests of the holders of our exiting preferred shares and any issuance of preferred shares senior to or on a parity with our existing preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our preferred shares. No provisions relating to our preferred shares protect the holders of our Series E and Series F Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series E and Series F Preferred Shares.

Table of Contents	22

Holders of our Preferred Shares have extremely limited voting rights.

The voting rights of holders of our preferred shares are extremely limited. Our common shares are the only class or series of our shares carrying full voting rights. The voting rights of holders of our Series E Preferred Shares and Series F Preferred Shares are limited to the ability, subject to certain exceptions, to elect, voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable, one director if dividends for six quarterly dividend periods (whether or not consecutive) payable thereon are in arrears and certain other limited protective voting rights described in “Item 10. Additional Information—Description of Share Capital—Preferred Shares.”

Provisions in our Bye-laws and our management agreement with Tsakos Energy Management would make it difficult for a third-party to acquire us, even if such a transaction is beneficial to our shareholders.

Our Bye-laws provide for a staggered board of directors, blank check preferred stock, super majority voting requirements and other anti-takeover provisions, including restrictions on business combinations with interested persons and limitations on the voting rights of shareholders who acquire more than 15% of our common shares. In addition, Tsakos Energy Management would have the right to terminate our management agreement and seek liquidated damages if a board member were elected without having been approved by the current board. These provisions could deter a third-party from tendering for the purchase of some or all our shares. These provisions may have the effect of delaying or preventing changes of control of the ownership and management of our company.

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

Table of Contents	23

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

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income.

In addition, if any tax authority successfully challenges positions we may take in tax filings, our operational structure, intercompany pricing policies, the taxable presence of our subsidiaries in certain countries or any other situation, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings could increase substantially and our earnings and cash flows from operations could be materially adversely affected.

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders in respect of our shares, other than shareholders ordinarily resident in Bermuda. However, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”) on December 27, 2023. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million in any two of the four previous fiscal years. If the Bermuda constituent entities of a multinational group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent certain requirements relating to strategic or commercial management in Bermuda are satisfied. No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.

We expect that the tax imposed under the CIT Act will be applicable to us and that our income arising from international shipping will be exempt from such tax. The imposition of such tax under the CIT Act, for tax years starting on or after January 1, 2025, may have an adverse effect on our financial condition and results of operations. Although we currently expect our income arising from international shipping will be exempt from such tax, we will continue to evaluate the impact of the CIT Act on our operations as further information and guidance becomes available.

We believe that we should not be liable to pay tax under the laws of various countries, other than the United States, in which our subsidiaries’ vessels conduct activities or in which our subsidiaries’ customers are located. However, our belief is based on our understanding of the tax laws of those countries, and our tax position is subject to review and possible challenge by taxing authorities and to possible changes in law or interpretation. We cannot determine in advance the extent to which certain jurisdictions may require us to pay corporate income tax or to make payments in lieu of such tax. In addition, payments due to us from our subsidiaries’ customers may be subject to tax claims. As a result of the continuing economic recovery in Greece, our operations in Greece may be subjected to new regulations that may require us to incur new or additional compliance or other administrative costs, which may include requirements that we pay to the Greek government new taxes or other fees. In addition, China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies which may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a PFIC in 2023 or that we will be a PFIC with respect to the current or any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2023 or for any future year. Please see “Item 10. Additional Information— Tax Considerations—United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Item 4. Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP.” Since incorporation, the Company has owned and operated 104 vessels and has sold 53 vessels (of which eight had been chartered back and five of these eventually repurchased at the end of their charters; three of which have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is +30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 12, 2024, we operated a fleet of 55 modern crude oil and petroleum product tankers (including five vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes three LNG carriers (including one chartered-in vessel) and four suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 62 vessels representing approximately 7.6 million dwt.

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

In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Shipping and Trading S.A. (“Tsakos Shipping” or “TST”). TST now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the aframax tankers Maria Princess, Sapporo Princess, Ise Princess, DF Montmartre, Alpes, and the suezmax tanker Decathlon which are technically managed by non-affiliated ship managers. TST is based in Athens, Greece. TST manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Our Chief Executive Officer is an officer, director and sole shareholder of Tsakos Energy Management, and the son of the founder of TST.

Table of Contents	25

 In February 2023, Tsakos Shipping and Trading S.A. assumed all technical management responsibilities for all vessels under TSM (previously named Tsakos Columbia Shipmanagement S.A.) structure. The changeover was seamless with no delays for TEN vessels and the Company’s clients.

As of April 12, 2024, our operational fleet consisted of the following 62 vessels:

Number of Vessels	Vessel Type
3	VLCC
13	Suezmax
23	Aframax
2	Aframax LR2
9	Panamax LR1
4	Handysize MR1
3	LNG carrier
5	Shuttle DP2
Total 62

 Sixteen of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.6 million dwt, all of which are double-hulled. As of April 12, 2024, the average age of the tankers in our current operating fleet was 10.1 years, compared with the industry average of 13 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality, fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $6.2 billion, including investments of approximately $5.3 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TST, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.

•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize tankers, LNG carriers and DP2 shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. Sixteen of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and the third LNG carrier in 2022. We entered the shuttle tanker market with the delivery of our first two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in 2013, and took delivery of the third DP2 suezmax shuttle tanker, Lisboa, in 2017 and the fourth DP2 suezmax shuttle tanker, Porto, in July 7, 2022.

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 94.8%.

Table of Contents	26

•	High-Quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor, BP, Exxonmobil, Flopec, Total, Petrobras, Chevron, Shell, Petrogal, Petronas, Unipec and Vitol are among the regular customers of Tsakos Energy Navigation.

•	Developing LNG and offshore shuttle tanker platform. We believe we are well positioned to capitalize on demand for LNG sea transport as well as offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility. We already operate three LNG carriers and five DP2 suezmax shuttle tankers, in these high-end markets.

•	Significant leverage from our relationship with TST. We believe the expertise, scale and scope of TST, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

As of April 12, 2024, our fleet consisted of the following 62 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2)	Cargoes

VLCC
1. Hercules I (3)(4)	2017	300,000	2017	time charter	November 2024		Crude
2. Ulysses	2016	300,000	2016	time charter	November 2024		Crude
3. Dias I (4)	2020	300,000	2022	time charter	November 2025		Crude
SUEZMAX
1. Apollo Voyager (8)	2020	157,877	2020	bareboat charter	September 2025		Crude
2. Artemis Voyager (8)	2020	157,877	2020	bareboat charter	November 2025		Crude
3. Eurovision (4)	2013	157,803	2014	time charter	September 2025		Crude
4. Euro (4)	2012	157,539	2014	time charter	April 2025		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K	2011	157,648	2011	spot	—		Crude
7. Dimitris P	2011	157,740	2011	spot	—		Crude
8. Pentathlon	2009	158,475	2015	spot	—		Crude
9. Arctic (4) (11)	2007	163,216	2007	time charter	December 2024	ice-class 1A	Crude
10. Antarctic (4)(11)	2007	163,216	2007	time charter	October 2024	ice-class 1A	Crude
11. Archangel (11)	2006	163,216	2006	spot	—	ice-class 1A	Crude
12. Alaska (4)(11)	2006	163,250	2006	time charter	July 2024	ice-class 1A	Crude
13. Euronike	2005	164,565	2005	spot	—	ice-class 1C	Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	May 2025		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	October 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	November 2028		Crude/Products
4. Porto	2022	154,500	2022	time charter	October 2027		Crude/Products

Table of Contents	27

AFRAMAX
1. Caribbean Voyager (8)	2020	115,000	2020	bareboat charter	January 2025		Crude
2. Mediterranean Voyager (8)	2019	115,000	2019	bareboat charter	October 2024		Crude
3. Bergen TS (9)	2017	112,108	2017	time charter	October 2024	ice-class 1B	Crude
4. Stavanger TS (10)	2017	113,004	2017	time charter	July 2026	ice-class 1B	Crude
5. Oslo TS (9)	2017	112,949	2017	time charter	November 2024	ice-class 1B	Crude
6. Marathon TS (10)	2017	113,651	2017	time charter	March 2026	ice-class 1B	Crude
7. Sola TS (10)	2017	112,939	2017	time charter	May 2026		Crude
8. Elias Tsakos (10)	2016	113,737	2016	time charter	June 2025		Crude
9. Thomas Zafiras (10)	2016	113,691	2016	time charter	September 2025		Crude
10. Leontios H (10)	2016	113,611	2016	time charter	November 2025		Crude
11. Parthenon TS (10)	2016	113,554	2016	time charter	December 2025		Crude
12. Sapporo Princess	2010	105,354	2010	time charter	May 2024	DNA	Crude
13. Uraga Princess	2010	105,344	2010	time charter	February 2025	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot (coa)	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	time charter	May 2024	DNA	Crude
16. Maria Princess	2008	105,346	2008	time charter	August 2024	DNA	Crude
17. Nippon Princess (4)	2008	105,392	2008	time charter	April 2024	DNA	Crude
18. Sakura Princess (11)	2007	105,365	2007	spot		DNA	Crude
19. Alpes (4) (7)	2018	112,505	2024	time charter	September 2027	ice-class 1A	Crude
20. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
21. Propontis	2006	117,055	2006	spot	—	ice-class 1A	Crude
22. Njord DF (9)	2023	114,545	2023	time charter	September 2028		Crude
23. Ran DF (9)	2023	114,575	2023	time charter	October 2028		Crude
24. Chios DF (9)	2024	114,580	2024	time charter	January 2029		Crude
25. Ithaki DF (9)	2024	114,598	2024	time charter	January 2029		Crude
26. DF Montmartre (7)	2023	109,999	2024	time charter	August 2027		Crude

PANAMAX
1. Sunray (4)	2016	74,039	2016	time charter	April 2024		Crude/Products
2. Sunrise (4)	2016	74,043	2016	time charter	May 2024		Crude/Products
3. World Harmony (5)	2009	74,200	2010	time charter	April 2025		Crude/Products
4. Chantal (5)	2009	74,329	2010	time charter	May 2025		Crude/Products
5. Selini (5)(6)	2009	74,296	2010	time charter	January 2025		Crude/Products
6. Salamina (5)(6)	2009	74,251	2010	time charter	February 2025		Crude/Products
7. Selecao(5)	2008	74,296	2008	time charter	February 2025		Crude/Products
8. Socrates (5)	2008	74,327	2008	time charter	March 2025		Crude/Products
9. Andes	2003	68,439	2003	spot	—		Crude/Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion (6)	2007	37,275	2007	time charter	October 2024	ice-class 1B	Products
4. Bosporos (6)	2007	37,275	2007	time charter	October 2024	ice-class 1B	Products

LNG
1. Tenergy (4) (11)	2022	93,649	2022	time charter	January 2027		LNG
2. Maria Energy	2016	93,301	2016	time charter	April 2038		LNG
3. Neo Energy	2007	85,602	2007	spot	—		LNG
Total Vessels	62	7,588,504

Table of Contents	28

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”)

(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

(3)	The charterer has the option to extend the term of the charter for up to two additional years.

(4)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above minimum rate, determined and settled on a calendar month basis.

(5)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.

(6)	49% of the holding company of these vessels is held by a third-party.

(7)	Vessels have time charter attached upon to delivery to the Company subsequently to December 31, 2023.

(8)	The charterer has the option to extend the term of the charter for up to seven additional years.

(9)	The charterer has the option to extend the term of the charter for up to five additional years.

(10)	The charterer has the option to extend the term of the charter for up to three additional years.

(11)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessels Archangel, Alaska and Sakura Princess until 2025 and Arctic and Antarctic until 2026 and Tenergy until 2032.

Our vessels under construction, as of April 12, 2024, consisted of the following:

Vessel Type	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)
MRs
1. HN 1521	Q1 2026	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	50,000	43.91
2. HN 1522	Q1 2026	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	50,000	43.91
Suezmax DP2 Shuttle Tankers
3. Paris 24	Q2 2025	Samsung Heavy Industries Co	154,350	130.06
4. Athens 04	Q2 2025	Samsung Heavy Industries Co	154,350	130.06
5. HN 2708	Q3 2026	Samsung Heavy Industries Co	154,850	149.03
Suezmax Tankers
6. HN 3431	Q2 2025	Hyundai Heavy Industries Co	157,000	85.88
7. HN 3432	Q4 2025	Hyundai Heavy Industries Co	157,000	85.88
Total			877,550	668.73

(1)	Including any extra costs agreed as of April 12, 2024

We have arranged charters starting from the delivery of our DP2 suezmax shuttle tankers under construction, for period of seven to ten years, excluding charterer options for extension. The new buildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the new buildings and provides supervisory personnel present during the construction.

We also had agreements to acquire, as of April 12, 2024, the following secondhand vessels:

Vessel Type	Expected Delivery	Year Built	Shipyard	Deadweight Tons	Purchase Price (in millions of U.S. dollars)
Aframax Tankers
1. Aspen	Q2 2024	2019	Samsung Heavy Industries Co	112,460	60.00
2. DF Mystras	Q2 2024	2023	Guangzhou Shipyard International Company	109,999	76.00
Suezmax Tankers
3. Poppy S	Q2 2024	2018	Samsung Heavy Industries Co	157,611	69.00
Total				380,070	205.00

Table of Contents	29

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 12, 2024, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was 77%, which is higher compared to prior periods. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2023, 2022 and 2021 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2023	2022	2021
Time Charter—fixed rate	46%	37%	41%
Time Charter—variable rate and pool	30%	36%	19%
Period employment coa at variable rates	1%	2%	2%
Spot Voyage	23%	25%	38%
Total Net Earnings Days	20,903	22,640	22,090

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. As of April, 12, 2024, our fleet has 14 tankers operating on spot voyages.

We have also secured charters from the delivery of three of our newbuildings, our DP2 suezmax shuttle tankers for periods from seven to ten years, excluding charterer options for extension. We have not yet arranged employment for our two suezmax tankers and our two MR tankers under construction which are scheduled for delivery to us in the second and fourth quarters of 2025, and in the first quarter of 2026, respectively.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TST. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of eleven vessels (seven with Hyundai Ocean Services, two with International Tanker Management, one with Bernhard Schulte Shipmanagement and one with LSC) was sub-contracted to third-party ship managers during 2023.

The following chart illustrates the management of our fleet as of December 31, 2023:

Table of Contents	30

Technical management of the LNG carriers Neo Energy, Maria Energy and Tenergy, the VLCCs Hercules I, Ulysses, Dias I the suezmaxes Eurochampion 2004 and Decathlon the aframaxes Maria Princess, Sapporo Princess and Ise Princess, was sub-contracted to unaffiliated third-party ship managers.

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. From January 1, 2023, monthly fees increased to $30,000 for all conventional vessels, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, increased to $29,700, for third-party managed vessels, the handymaxes Afrodite and Ariadne remained at $27,500 up to the sale, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees increased to $21,000, $36,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $45,105 and $36,667 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28,708. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager decreased to $28,384.

The management fee starts to accrue for a vessel at the point a new building contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $19.5 million in 2023, $20.2 million in 2022 and $20.2 million in 2021. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Shipping and Trading and/ or Tsakos Shipmanagement. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. The total amount paid for these chartering and acquisition brokerage commissions was $11.0 million in 2023, $10.7 million in 2022 and $6.8 million in 2021. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2023, six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and two handysize tankers Arion and Amphitrite were sold and for this service Tsakos Shipping charged $0.8 million, representing 0.5% of the sale price. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service Tsakos Shipping charged $0.3 million, representing 1.0% of the sale price. In 2021, the panamax tanker Maya was sold and for this service Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. Tsakos Shipping may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. In 2023, $0.5 million in aggregate was charged for supervision fees of the LNG carrier, Tenergy and the DP2 shuttle tanker, Porto, which were delivered in the first and third quarter of 2022, respectively. No such fee was charged in 2022 and 2021.

Table of Contents	31

Tsakos Shipping supervises the post fixture business of our vessels, including:

•	monitoring the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;

•	collection of monies payable to us; and

•	resolution of disputes through arbitration and legal proceedings.

In addition, Tsakos Shipping appoints superintendents to supervise the construction of new buildings and the loading and discharging of cargoes when necessary.

General Administration. Tsakos Energy Management provides us with general administrative, office and support services necessary for our operations and the fleet, including technical and clerical personnel, communication, accounting, and data processing services.

Sale and Purchase of Vessels. Tsakos Energy Management advises our Board of Directors when opportunities arise to purchase, including through new buildings, or to sell any vessels. All decisions to purchase or sell vessels require the approval of our Board of Directors.

Any purchases or sales of vessels approved by our Board of Directors are arranged and completed by Tsakos Energy Management. This involves the appointment of superintendents to inspect and take delivery of vessels and to monitor compliance with the terms and conditions of the purchase or new building contracts.

In the case of a purchase of a vessel, each broker involved will receive commissions from the seller generally at the industry standard rate of one percent of the purchase price, but subject to negotiation. In the case of a sale of a vessel, each broker involved will receive a commission generally at the industry standard rate of one percent of the sale price, but subject to negotiation. In accordance with the management agreement, Tsakos Energy is entitled to charge for sale and purchase brokerage commission, but to date has not done so.

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TST to manage the day-to-day aspects of tanker operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TST managed fleet. On occasion, TST subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third-parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third-parties. TST employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 175 employees engaged in ship technical management and approximately 3,063 seafaring employees, of whom approximately 1,373 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The vessels managed by TST on our behalf consists of tankers.

Tsakos Energy Management pays TST a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TST performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Hercules I, Ulysses, Dias I, the suezmax Decathlon, and the aframaxes Maria Princess, Sapporo Princess, Ise Princess, Alpes and DF Montmartre are subcontracted to unaffiliated third-party ship managers.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2023.

Customer	Year Ended December 31, 2023
Exxonmobil	21.8%
Vitol	9.5%
Equinor	9.4%
Flopec	8.7%
Shell	5.9%
Petrobras	5.8%
Petco	4.2%
Chevron	4.0%
Galp	3.9%
Trafigura	3.9%
Litasco	3.1%
Clearlake	2.9%
BP Shipping	2.6%
Uniper	2.5%
Mercuria	1.8%
Aramco	1.5%
Tupras	1.2%
Maersk Pool	1.1%
HMM	1.0%
CSSA	0.8%

Regulation

Our business and the operation of our vessels are significantly affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may have a material adverse effect on our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates, and financial assurances with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses, certificates and financial assurances required for the operation of our vessels will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses, certificates and financial assurances material to the conduct of our operations. Our vessels may also be subject to regulation by way of taxes or financial payments for liability, in relation to emissions, for example.

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

Amendments to Annex VI to address greenhouse gas (“GHG”) emissions from shipping came into force on January 1, 2013. Newbuild vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile (the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). All our vessels have SEEMPs. The EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier was placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements as indicated in the vessels International Energy Efficiency (IEE) Certificate. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III ECAs (discussed in further detail below) and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016. Beginning on January 1, 2019, the new Regulation 22A of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database. Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.5% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships are not permitted to transport fuels containing more than 0.5% m/m sulfur content for use on board, regardless of whether a ship is operating outside a designated ECA, unless the ship has an approved exhaust cleaning system ("EGCS") or “scrubber” fitted. This may have an impact on the rates to be achieved (eg scrubber premium) for vessels, as vessels that are scrubber fitted may be able to achieve higher charter rates. We do not believe compliance with such regulations will have a material effect on the operation or financial viability of our business. Amendments to Annex VI of MARPOL came into force on April 1, 2022, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of on-board fuel oil and installing an on board sampling point or points. From April 1, 2022, changes to the reporting requirements on the vessel's required and attained EEDI values contained in Regulation 20, brought forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, are required to be significantly more energy efficient than the baseline.

On November 1, 2022, new amendments to Annex VI of MARPOL, adopted by the MEPC at its 76th session, entered into force. The amendments impose mandatory goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's goal of reducing greenhouse gas emissions by at least 40% by 2030 and by 70% by 2050 (compared to 2008 levels). The Energy Efficiency Existing Ship Index (EEXI) effectively extends design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). The vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) were required to be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is a rating that is given to all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. Vessels require an enhanced SEEMP that measures the vessel's CII and sets a mandatory annual CII target to be attained via operational compliance steps. The CII metric for calculating a vessel's annual operational carbon intensity is the annual efficiency ratio ("AER"), which considers a vessel's total CO2 emissions over the vessel's total distance sailed (as deadweight ton miles). A ship's carbon intensity is rated by performance level A (best – major superior) to E (worst – inferior) which is recorded on the SEEMP. If a ship is rated D for three consecutive years or E for one year, it will have to submit a corrective action plan describing how it will achieve rating C or better. Administrations, port authorities and other stakeholders are encouraged by the MEPC to provide incentives to ships rated A or B. The MEPC is to review the effectiveness of these requirements by January 1, 2026 and develop further amendments as required. As a result the full financial impact of complying with these measures is not yet clear. In May 2022, the US Coast Guard proposed regulations to implement these new provisions of MARPOL Annex VI and to explain how the United States has chosen to carry out certain discretionary aspects of Annex VI.

Table of Contents	34

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information was mandatory beginning April 9, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations. In May 2022, the IMO's Facilitation Committee adopted amendments to FAL which entered into force on January 1, 2024. These amendments make it mandatory for public authorities to establish, maintain and use single window systems for the electronic exchange of information required on arrival, stay and departure of ships in ports. Public authorities must combine or coordinate the electronic transmission of the data to ensure that information is submitted or provided only once and re-used to the maximum extent possible. The updated annex to the FAL Convention requires Contracting Governments and their relevant public authorities to allow ships and ports to remain fully operational during a public health emergency of international concern (PHEIC), in order to maintain complete functionality of global supply chains to the greatest extent possible. Public authorities are also required to designate port workers and ships' crew as key workers (or equivalent), regardless of their nationality or the flag of their ship, when in their territory.

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

Table of Contents	36

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

Performance standards for Enhanced Group Call (“EGC”) and NAVTEX Equipment have also been amended. Such equipment installed after July 1, 2019 must comply with SOLAS IV/7 and SOLAS IV/14. SOLAS Regulations III/3 and III/20 were amended effective January 1, 2020. From this time, all ships must comply with requirements for maintenance, thorough examination, operational testing, overhaul and repair of lifeboats and rescue boats, launching appliances and release gear contained in SOLAS Chapter III. Amendments to SOLAS Regulation II-1/3-8 requiring appropriate and safe-to-use designs of mooring arrangements, introduction of a maintenance and inspection regime and proper documentation are entered into force on January 1, 2024. In addition, amendments to parts B-1, B-2 and B-4 of SOLAS chapter II-1 related to watertight integrity requirements entered into force on January 1, 2024.

Amendments to SOLAS chapters II-1, III, IV and V, and the appendix (Certificates), to the 1988 SOLAS Protocol, the 1994 and 2000 HSC Codes, the 1983 and 2008 SPS Codes and the and the 1979, 1989 and 2009 MODU Codes have been adopted to complete modernization of the Global Maritime Distress and Safety System (GMDSS) and to enable use of modern communication systems in future, as well as amendments to existing related resolutions such as on performance standards for equipment. Furthermore, amendments to parts A and A-1 of the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (IGF Code) have been made which relate to loading limits for liquefied gas fuel tanks, amongst other things. Amendments have also been made regarding the protection of fuel supply for liquefied gas fuel tanks, in order to prevent explosions.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third-party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. Tsakos Shipping and Tsakos Energy Management would not qualify as “third-parties” because they perform under contracts with us. OPA 90 follows a “polluter pays” principle, and as such, the responsible party is liable for damages under OPA 90 up to statutory liability limits. OPA 90 does allow the responsible party to recover against a third-party based on contractual indemnity or via contribution.

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

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. As of April 5, 2024, the limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,500 per gross ton or $21,521,000.

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

Table of Contents	37

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

At MEPC 80, the MEPC agreed to designate of the North-Western Mediterranean Sea as a Particularly Sensitive Sea Area, meaning it can be protected by shipping route measures, which include navigating with particular caution and requirements such as speed reduction measures for ships.

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

The MEPC has adopted amendments to MARPOL Annex VI to designate the Mediterranean Sea, as a whole, as an ECA within which sulfur in fuel oil used on board ships is limited to 0.1%. This amendment is expected to enter into force on 1 May 2024, taking effect from 1 May 2025. At its 81st session in March 2024, the MEPC approved proposals to designate the Canadian Arctic Waters and the Norwegian Sea as ECAs for nitrogen oxides, sulfur oxides (for the Canadian Arctic ECA) and for nitrogen oxides and sulfur oxides (for the Norwegian Sea ECA). The draft amendments to establish the ECAs are expected to be adopted at MEPC 82.

Regulation 18.5 of MARPOL Annex VI requires ships of 400 gross tons and above to have on board a Bunker Delivery Note (“BDN”) which records details (as set forth in Appendix V) of fuel oil delivered and used on board for combustion purposes. The BDN also provides the designation requirements for refiners, importers and distributors. The BDN now includes a selection box obliging the purchaser to obtain a notification from the fuel supplier’s representative that fuel is intended to be used in compliance with MARPOL, if the fuel supplied exceeds the 0.5% sulfur limit. In November 2022, the MEPC adopted amendments to Annex V making it mandatory to include the flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70˚C in the BDN. This amendment is expected to enter into force on 1 May 2024. At its 80th session, MEPC approved new unified interpretations to Regulations 18.5 and 18.6 of MARPOL Annex VI stating that the BDN is acceptable in either hard copy or electronic format.

Table of Contents	39

Other international regulations

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

European Union Initiatives

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

Furthermore, a new Directive concerning the protection of the environment through criminal law was adopted by the EU Council in March 2024, which proposes to establish minimum rules surrounding the definition of criminal offences in relation to the environment and a minimum denominator for sanctions for environmental crimes, amongst other things.

The Council of the EU has approved the implementation of its 2013 strategy for integrating maritime transport emissions into the EU’s GHG reduction policies, and Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide (“CO2”) emissions from maritime transport was adopted on April 29, 2015. It obliges owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per voyage and annual basis, from January 1, 2018. There are provisions for monitoring, reporting and verifying (“MRV”) of CO2 emissions from vessels using EU ports, to apply from January 1, 2018. From 2019, by April 30 each year all ships above 5,000 gross tons, regardless of flag, calling at EU ports must submit a verified emissions report annually to the European Commission and the vessel’s flag state. From 2019, by June 30 each year vessels must carry a valid Document of Compliance (“DOC”) confirming compliance with Regulation (EU) 2015/757 for the prior reporting period. This DOC must be made available for inspection at EU ports. From 1 January 2024, vessels now also need to monitor methane and nitrous oxide emissions in line with an updated monitoring plan (due to be filed on 1 April 2024 as provided for in the MRV). Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013.

Table of Contents	40

The European Green Deal and the European Union's Fit for 55 Package

The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading System (“ETS”). In July 2021, the European Climate Law, which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050, entered into force According to Directive (EU) 2018/2001 of the European Parliament and of the Council of 11 December 2018 on the promotion of the use of energy from renewable sources, in order to mainstream the use of renewable energy in the transport sector the share of renewable energy within the final consumption of energy in the transport sector is set to be at least 42.5 % by 2030 (minimum share).

In July 2021, the EU Commission submitted its 'Fit for 55' package, consisting of several legislative proposals to ensure EU legislation is in line with the EU's climate goals under the European Green Deal. Two key proposals were the inclusion of qualifying GHG emissions (presently only carbon emissions) from maritime transport in the (existing) EU ETS from 2023 and FuelEU Maritime, a new proposal targeting the GHG intensity of the energy used on board a vessel on a well to wake basis.

The amended EU ETS Directive has applied to maritime transport since January 1, 2024, and applies to 100% of carbon emissions from voyages between EU ports and 50% of carbon emissions from voyages between an EU port and a non-EU port. The EU ETS is a 'cap and trade' carbon market, where participants purchase allowances that can be traded with other participants. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual of qualifying emissions (as monitored, reported and verified in accordance with the MRV (which was also amended in 2023) for the previous reporting calendar year or face paying a financial penalty plus the balance of outstanding allowances. The responsible party is obliged to surrender allowances in accordance with a phase in period: 40% in 2025 for verified emissions relating to the reporting period of 2024, 70% in 2026 for verified emissions relating to the reporting period of 2025 and 100% in 2027 (and every year after) for verified emissions relating to the reporting period of 2026. However, from 2027 qualifying GHG emissions will include NOX and CH4 in addition to carbon emissions. It is important to note that the EU ETS provides for means by which the party responsible for compliance costs (which is usually the shipowner) can request reimbursement from those entities who, pursuant to an underlying physical contract, have contracted to purchase and supply fuel to the vessel or otherwise have assumed operational control of the ship, such as the charterers, for costs in relation to compliance with the EU ETS. We are taking steps to comply with the EU ETS and are continuing to comply with the MRV.

From January 1 ,2025, the Fuel EU Maritime Regulation will enter into force, and will apply to all ships above 5,000GT arriving at or departing from EU ports, with compliance obligations being phased in from this point. The Fuel EU Maritime Regulation will require a ship's fuel consumption and the fuel's average GHG intensity to be monitored, verified and calculated. The regulation will set an annual limit on the GHG intensity of maritime fuels used by a ship, with a financial penalty imposed for any 'compliance deficit'. In addition, the Fuel EU Maritime Regulation will require containerships and passenger ships calling at EEA ports to connect to and use on-shore power at berth from January 1, 2030.

Vessel Recycling Regulations

The EU has introduced the European Ship Recycling Regulation, aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on November 20, 2013 and in anticipation of the international ratification of the IMO’s Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships 2009 (“Hong Kong Convention”). The Hong Kong Convention will enter into force on 26 June 2025, being 24 months after the following conditions were all met: (1) not less than 15 IMO member states have become signatories, (2) the signatories represent at least 40% of the gross tonnage of the world’s merchant shipping, and (3) the combined maximum annual ship recycling volume of the signatories during the preceding 10 years constitutes at least 3% of the gross tonnage of the combined merchant shipping of the signatories. The Hong Kong Convention will govern the design and construction of ships and the operation of ship recycling facilities. It will require that ships have on board a specific inventory of hazardous materials (IHM), and it also requires that ships be surveyed at various points. The MEPC has adopted various guidelines to assist with implementation and enforcement of the Hong Kong Convention.

By December 31, 2020, the Ship Recycling Regulation requires vessels flying the flag of EU Member States to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation is extended to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. A certified inventory of hazardous materials (“IHM”) first requires a survey carried out by the shipowner or a hazardous materials experts, and then the relevant flag state administration will issue a statement of compliance to the vessel after verifying the IHM. The IHM will be subject to periodic checks during renewal surveys every five years and during port state control inspections. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities and grants an EU Member State the right to detain, dismiss or exclude non-compliant vessels from their ports or offshore terminals. Amendments to the European Ship Recycling Regulation with regard to electronic reporting were made in 2018.

Table of Contents	41

Other Environmental Initiatives

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The U.S. is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002, but the Supplementary Fund Protocol was adopted in 2003 and entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the 1992 CLC Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $2.6 million plus approximately $0.4 million for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $66.7 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 29, 2024. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 CLC Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 CLC Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 CLC Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 CLC Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. P&I Clubs will cover the liability under the plan adopted by IMO.

The U.S. National Invasive Species Act (“NISA”) was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the USCG adopted regulations in July 2004 establishing a national mandatory ballast water management program for all vessels equipped with ballast water tanks that enter or operate in U.S. waters. These regulations require vessels to maintain a specific ballast water management plan. The requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the USCG. However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. Mid-ocean ballast exchange is the primary method for compliance with the USCG regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the U.S., and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The USCG adopted allowable concentration limits for living organisms in ballast water discharges in U.S. waters, effective June 21, 2012. All newly constructed vessels must be compliant on delivery. All existing vessels must be compliant at their first scheduled drydock after January 1, 2016 or, in the case of vessels with ballast water capacity of 1,500 – 5,000 cubic meters, their first scheduled drydock after January 1, 2014. The USCG must approve any ballast water management technology before it can be placed on a vessel, and a list of approved equipment can be found on the Coast Guard Maritime Information Exchange (“CGMIX”) web page. As of April 1, 2024, there were fifty-three treatment systems which have obtained USCG type approval. Several U.S. states, such as California, have also adopted more stringent legislation or regulations relating to the permitting and management of ballast water discharges compared to EPA regulations.

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

Various proposals for ballast water management were made at MEPC 79. Draft amendments to Appendix II of the Annex to the BWM Convention were approved at MEPC 79, as well as a unified interpretation of paragraph 4.10 of the BWMS Code, and a revised unified interpretation of regulation E-1.1.5 of the BWM Convention and the Form of the International Ballast Water Management Certificate. Final approval was also granted at MEPC 79 to two ballast water management systems which make use of Active Substances.

MEPC 80 saw the approval of the Convention Review Plan, as well as adoption of amendments to Appendix II of the Annex to the BWM Convention, on the Form of Ballast Water Record Book, and these are expected to enter into force on 1 February 2025. A unified interpretation of the form of the International Ballast Water Management Certificate (IBWMC), and of regulations B-3.5 and B-3.10 (regarding the date of construction for ships which have undergone conversion) of the BWM Convention were also approved. Final approval was also granted at MEPC 80 to two ballast water management systems which make use of Active Substances.

MEPC 81 adopted a resolution on Interim guidance on the application of the BWM Convention to ships operating in challenging water quality conditions. MEPC 81 also approved Guidance on temporary storage of treated sewage and/or grey water in ballast water tanks, and adopted amendments to regulations A-1 and B-2 of the BWM Convention on electronic record books, which are expected to enter into force on 1 October 2025.

Our vessels comply with the BWM Convention in accordance with its terms, though the cost of compliance has resulted in us incurring costs to install approved ballast water treatment systems on our vessels.

Table of Contents	42

Polar Regulations

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

Greenhouse Gases

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

From January 1, 2019, ships not fitted with scrubbers are required to burn fuel with a sulfur content not exceeding 0.5% when entering Taiwan’s international commercial port areas. In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of April 2024, 195 of the 198 parties to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. With growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, the shipping industry has been subject to further regulation as a result of COP 21 and subsequent COP meetings. This has included initiatives from both the shipping industry and national governments, such as the Call to Action for Shipping Decarbonization (which more than 200 companies has signed), the Clydebank Declaration for Green Shipping Corridors (signed by over 20 countries) and the proposal from the International Chamber of Shipping for an IMO Maritime Research Fund to invest in research and development of zero-carbon technologies for ships.

Table of Contents	43

COP27 held in Egypt in November 2022 was the last COP before the IMO's MEPC met in December 2022 for its 79th session and before it met in Spring 2023 to decide its final GHG emissions strategy (see below). Prior to this, in April 2018 the MEPC adopted an initial strategy on the reduction of GHG emissions from ships. The initial strategy aims to reduce the total GHG emissions from ships, based upon emissions in 2008, by at least 50% by 2050, while at the same time pursuing efforts towards phasing them out entirely. In keeping with IMO’s initial strategy, IMO committed to having in place by 2023 short-term measures (such as the EEXI, CII rating and enhanced SEEMP as set out above) and by 2030 mid-term measures intended to meet the stated goals of reducing carbon dioxide emissions from shipping by 40% by 2030 and 70% by 2050, and GHG emissions from shipping by 50% by 2050.

A follow up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. The proposed amendments to Regulations 20A, 21A, 22 of chapter 4 of MARPOL Annex VI imposing mandatory goal based measures to reduce the cargo intensity of international shipping, as discussed above, are part of these initiatives. There have also been proposals for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. A number of proposals were discussed at MEPC77 in November 2021 and were referred to the Intersessional Working Group on Reduction of GHG Emissions from Ships for further review. This Intersessional Working Group met in December 2022 and established a Working Group on Reduction of GHG emissions from ships (the "Working Group"). The Working Group committed to a strengthened level of ambition for the IMO's revised Strategy for Reduction of GHG Emissions from Ships by MEPC 80. The MEPC also invited and encouraged voluntary action plans and cooperation to contribute to reducing GHG emissions from ships. The Company is monitoring these developments and their potential impact. The Biden Administration in April 2021 announced that the United States will support a net-zero emissions goal, and the U.S. has pushed and is expected to continue pushing for more aggressive emissions requirements going forward. COP28 was held in Dubai in November 2023, and the most recent MEPC, MEPC 81, was held between 18 and 22 March 2024.

Updates from MEPC 80 and MEPC 81 included the adoption of the 2023 IMO GHG Strategy, adoption of amendments to the Ballast Water Management Convention, the adoption of revised Guidelines in relation to underwater noise and biofouling management, and agreement of the effective date in relation to the Red Sea and Gulf of Aden special areas under MARPOL Annexes I and V at MEPC 80. At MEPC 81, a draft outline of a possible IMO net-zero was contemplated which may include a proposed new Chapter 5 of MARPOL Annex VI to include a goal-based marine fuel standard, phased reduction of fuel GHG intensity, and an economic mechanism to aid net-zero transition. Also adopted at MEPC 81 were amendments to MARPOL Protocol 1 in relation to the reporting of lost containers expected to enter into force on 1 January 2026, and related draft SOLAS chapter V amendments requiring the master of ships involved in loss of freight container incidents to communicate with the nearest coastal State and flag State about the incident, which are set to be adopted in May 2024. MEPC 81 also adopted amendments to regulation 13.2.2 of MARPOL Annex VI on a marine diesel engine replacing a steam system, with amendments expected to come into force on 1 August 2025.

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

The impact of these requirements on our business and operations, including any necessary capital expenditures, is difficult to accurately predict at this time.

Table of Contents	44

Trading Restrictions

The Company is aware of the international sanctions applicable to trading with non-government-controlled regions of Ukraine (including the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea, Zaporizhzhia and Kherson), Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan, and it has complied with those restrictions and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries, and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

Its vessels are not chartered to any Crimean, Cuban, Iranian, North Korean, Sudanese, Syrian or Venezuelan companies. The voyage charter parties and all time-charter agreements relating to the vessels in the fleet generally preclude Iran, non-government controlled regions of Ukraine (including the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Crimea, Zaporizhzhia and Kherson), Cuba, North Korea, Syria or Venezuela from the vessels’ trading unless agreed between owner and charterer after considering all relevant sanctions legislation, including any applicable general licenses, and obtaining legal advice as to the potential sanctions implications of the proposed trade. In addition, all charter parties exclude trading with any entities or countries in breach of any applicable sanctions.

None of the vessels the Company owns, operates or charters have provided, or are anticipated to provide in contradiction to applicable sanctions, any U.S.-origin goods, or goods of any origin which would contravene sanctions restrictions, to these countries, or involve employees who are U.S. nationals in operations associated with these countries. No U.S. companies or U.S. dollar payments are involved in any operations associated with these countries. The Company has no relationships with governmental entities in those countries, nor does it charter its vessels to companies based in those countries. The Company derives its revenue directly from the charterers.

The Company is also aware of the less restrictive sanctions on trading with other countries, including but not limited to Libya, Afghanistan, China, Myanmar/ Burma, and the restrictions on trading with Russia, certain Russian entities and Russian origin goods. It has complied with those restrictions and intends to continue to so comply in all respects.

Between January 1, 2023, and April 12, 2024, the Company’s vessels made 2,661 port calls around the world, none of which were found to have breached any sanctions regulations.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 12, 2024. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax DP2 shuttle tankers, aframax, panamax, and handysize class sizes, and we also compete with owners of LNG carriers.

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

Item 5. Operating and Financial Review and Prospects

Company Overview

As of April 12, 2024, the fleet consisted of 62 double-hull vessels with an average age of 10.1 years, comprised of 55 conventional tankers, three LNG carriers and four DP2 suezmax shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have three DP2 suezmax shuttle tankers, two MR tankers and two suezmax tankers under construction with expected deliveries in 2025 and 2026 and we have agreements to acquire one suezmax and two aframax tankers with expected deliveries in the second quarter of 2024. The current operational fleet consists of three VLCCs, seventeen suezmaxes (including four DP2 suezmax shuttle tankers), twenty-six aframaxes, three aframax LR2s, nine panamax LR1s, four handysize tankers and three LNG carriers. All vessels are owned by our subsidiaries, other than four suezmax tankers, one aframax tanker and one LNG carrier, which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in the availability of vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2023

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

In 2023, the Company continued to experience the same large change in trade flows that started in 2022 following the conflict in Ukraine and the severe sanctions gradually imposed by the Western world on Russian seaborne petroleum cargoes as a result of the war.

The sanctions put in place by the West, and others, to penalize Russian activities, unintentionally gave all tanker operators a positive thrust to the commercial activities of their vessels and created changes that appear to be permanent, as Europe, the major client of Russian oil, replaced Russian oil with barrels from the USA, Guyana, West Africa, and the Middle East, which, in turn, created a situation in which tankers, including ours, could participate in enjoying the benefits of long distance voyages providing a positive ton-mile effect for tanker demand and charter rates. Although some of these changes started before the war, they were amplified due to the war.

In addition, growing instability in the Middle East has increasingly impacted shipping markets since December 2023 in the form of attacks on merchant ships in the Red Sea by the Houthi rebels. Many ship owners and charterers currently avoid the region and seek alternate routes -through the Cape of Good Hope- that inevitably involve longer voyages. While it is impossible to predict how geopolitical events will unfold and especially the situation in the Red Sea/Middle East, we expect that the rerouting of cargos may continue, and this will create additional tanker demand in the near term.

Global oil demand reached a new record in 2023 and is expected to reach another new record in 2024 although growth this year is expected to be half of the growth recorded in 2023. With the post-Covid rebound now largely complete, global oil demand continues to expand despite the ongoing energy transition to renewables. The world appears to understand that, for the time being, it will be necessarily reliant on oil and LNG and may possibly last longer at least, until 2050. Non-OECD countries dominate the growth outlook, with forecast demand set to increase by 1.3 mb/d in 2024. By contrast, consumption in the OECD is expected to decline by 60 kb/d. China continues to lead the growth even as its share of the global increase slumps from 79% in 2023 to 45% in 2024.

The outlook for the global economy is improving, with the International Monetary Fund (IMF) recently increasing its forecast for global GDP growth in 2024 from 2.9% to 3.1%, with further growth of 3.2% expected in 2025.

Tanker fleet supply fundamentals continue to look positive. This is especially true for 2024, with just under 8 million deadweight tons scheduled to be delivered this year, one of the lowest annual totals since 1997. The tanker orderbook as a whole remains low compared to the 20-year average at around 8% of the existing fleet size while further orderbook growth remains restricted as there is little spare shipyard capacity before late 2026/early 2027. The combination of a low orderbook, an aging tanker fleet, lack of shipyard capacity until 2027, as well as the ongoing discussions for alternative fuels which could alter the vessel designs of the future, should lead to low levels of tanker fleet growth over the next two to three years.

In summary, we expect that a combination of robust tanker demand growth and positive fleet supply fundamentals will continue to support a strong tanker freight market over the next two to three years. Geopolitical instability in various regions of the world, and the subsequent rerouting of tankers on longer haul voyages, may add to spot tanker rate volatility.

Our fleet achieved voyage revenues of $889.6 million in 2023, an increase of 3.4% from $860.4 million in 2022. The average size of our fleet reduced to 59.5 in 2023 from 65.5 vessels in 2022, and while fleet utilization increased to 96.3% during 2023 compared to 94.7% 2022. In 2023, geopolitical events, such as the war in Ukraine and Gaza and the Houthi attack in Red Sea led to changes in trade flows, creating a situation in which tankers participated in long-haul voyages providing positive ton-mile effect for tanker demand and rates. Our average daily time charter rate per vessel, after deducting voyage expenses, increased to $36,822 in 2023 from $30,399 in 2022, mainly due to strong market rates and decreased number of vessels that underwent their dry dockings. Operating expenses increased by 2.4% to $194.9 million in 2023 from $190.3 million in 2022, mainly due to higher costs for routine repairs and maintenance affected by high inflation throughout the world economy in 2023, counterbalanced by a reduction on crew wages as the average number of operating vessels decreased in 2023 compared to 2022.

Table of Contents	46

Depreciation and amortization totaled $144.2 million in 2023 compared to $140.8 million in 2022 due to increased depreciation expenses from $120.5 million in 2022 to $122.8 million in 2023, mainly due to the acquisition of the suezmax tankers Eurochampion 2004 and Euronike at the beginning of 2023, classified as operating lease in 2022 year, incurring no depreciation, and the acquisition of the aframax tankers Njord DF and Ran DF, counterbalanced by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the two handysize vessels Arion, Amphitrite at the beginning of 2023. General and administrative expenses, which include management fees and incentive awards were $33.3 million in 2023 and $29.9 million in 2022, an 11.7% increase, as the granted incentive award amounted to $5.0 million in 2023 compared to $1.0 million in 2022.

In 2023, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2023, indicated an impairment charge of $26.4 million. In 2022, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2022, indicated no impairment charge.

There was operating income of $391.5 million in 2023 compared to $256.4 million operating income in 2022. Interest and finance costs, net, increased by 100.4% in 2023 or $50.5 million, mainly due to increased interest rates in 2023 year.

Net income attributable to the Company was $300.2 million in 2023 compared to $204.2 million in 2022. The effect of preferred dividends in 2023, inclusive of deemed dividends, was $33.4 million compared to $36.0 million in 2022. Net income per share was $9.04 basic and diluted in 2023 based on 29,505,603 weighted average shares outstanding, compared to net income per share $6.02 basic and $6.01 diluted, in 2022, based on 27,970,799 weighted average shares outstanding basic and 28,188,064 weighted average shares outstanding diluted.

Some of the most significant developments for the Company during 2023 were:

•	the redemption of all its 3,517,061 Series D Preferred Shares, at $25.00 per share;

•	the redemption of all the Shyris Shipping Series B Cumulative Redeemable Perpetual Preferred Shares for $20.4 million;

•	the dry-docking of Rio 2016, Brasil 2014, Byzantion, Bosporos, Socrates, Selecao, Eurovision and Eurochampion 2004, for their mandatory special or intermediate survey;

•	the deliveries of two new vessels, the aframax tankers Njord DF and Ran DF;

•	the acquisition of the two suezmax vessels, Eurochampion 2004 and Euronike;

•	the sale of Arion, Amphitrite, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon;

•	the payment to holders of Shyris Shipping Class B Cumulative Redeemable Perpetual Preferred Shares of dividends totaling $1.4 million in aggregate;

•	the payment to holders of Series D preferred shares of dividends totaling $3.9 million in aggregate;

•	the payment to holders of Series E preferred shares of dividends totaling $11.0 million in aggregate;

•	the payment to holders of Series F preferred shares of dividends totaling $16.0 million in aggregate; and

•	dividends to holders of common shares totaling $1.00 per share or $29.5 million in aggregate.

The Company operated the following types of vessels during and at the end of 2023:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handymax MR2	Handysize MR1	Total Fleet
Average number of vessels	3.0	3.0	14.0	4.0	21.5	9.0	0.7	4.3	59.5
Number of vessels at end of year	3.0	3.0	14.0	4.0	23.0	9.0	0.0	4.0	60.0
Dwt at end of year (in thousands)	273.0	900.0	2,245	623.0	2,556	662.0	0.0	148.7	7,408
Percentage of total fleet (by dwt at year end)	3.7%	12.1%	30.3%	8.4%	34.5%	8.9%	0.0%	2.0%	100.0%
Average age, in years, at end of year	8.5	6.2	13.4	7.5	9.7	13.9	0.0	16.6	10.7

We believe that the key factors which determined our financial performance in 2023, within the given freight rate environment in which we operated, were:

Table of Contents	47

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of potential upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

•	our ability to comply with the terms of our financing arrangements, including loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed through 2023 and into 2024. To these may be added:

•	continued strength or any decline in the product and crude oil tanker charter markets during the year;

•	our agreement, entered into the fourth quarter of 2023, to acquire five vessels comprised of two 2023-built dual-fuel LNG LR2 aframaxes, one 2018-built super-eco suezmax and two 1A ice-class scrubber-fitted aframaxes built in 2018 and 2019 respectively;

•	any additional vessel acquisitions or newbuildings;

•	any additional vessel sales;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Below please see data regarding our fleet for the years ended December 31, 2023, 2022 and 2021, which we use in analyzing our performance.

Fleet Data	2023		2022	2021
Average number of vessels	59.5		65.5	65.4
Number of vessels (at end of period)	60.0		66.0	65.0
Average age of fleet (in years)(1)	10.7		10.4	10.2
Earnings capacity days(2)	21,713		23,919	23,864
Off-hire days(3)	810		1,279	1,774
Net earnings days(4)	20,903		22,640	22,090
Percentage utilization(5)	96.3%		94.7%	92.6%
Average TCE per vessel per day(6)	$36,822	$	$ 30,399	$17,037
Vessel operating expenses per ship per day(7)	$9,617	$	$ 8,467	$7,728
Vessel overhead burden per ship per day(8)	$1,535	$	$ 1,248	$1,221

Table of Contents	48

(1)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder or the seller, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(2)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(3)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades, initial positioning after delivery of new vessels and vessel repositioning up to the fixing date of employment.

(4)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(5)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.

(6)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2023, and 2022, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 577 days and 761 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

(7)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(8)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2023	2022	2021
Voyage revenues	$889,566	$860,400	$546,120
Less: Voyage expenses	(155,724)	(209,890)	(198,078)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	14,600	14,600	14,600
Time charter equivalent revenues	748,442	665,110	362,642
Net earnings days	20,326	21,879	21,285
Average TCE per vessel per day	$36,822	$30,399	$17,037

Table of Contents	49

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

The carriage of Russian crude oil and refined petroleum products to non-EU, US or UK destinations is still permitted by the current sanctions and other restrictions subject to compliance with Price Cap Framework rules. Russia’s invasion of Ukraine also led to a disruption in supply chains for crude oil and refined petroleum products, changing volumes and trade routes, thus increasing ton-mile demand for the seaborne transportation of refined petroleum products, which resulted in a prolonged spike in freight rates. Boycotts by Western oil majors and many ship owners resulted in lower product flows from Russia to Europe, while high arbitrage spreads incentivized Middle Eastern and U.S. diesel flows to Europe, increasing ton-mile demand for vessels.

The U.S., EU nations and other countries could impose wider sanctions and take other actions. Further sanctions imposed or actions taken by the U.S., EU nations or other countries, and retaliatory measures by Russia in response, could lead to increased volatility in global oil demand, which could have a material impact on our business, results of operations and financial condition. In addition, it is possible that third-parties with which we do business may be impacted by events in Russia and Ukraine, which could adversely affect us.

Impact of Inflation and Interest Rates

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2023. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates has and may continue to drive a higher cost of capital for our business.

Chartering Strategy

We typically charter our subsidiaries’ vessels to third-parties on any of five basic types of charter. First are “voyage charters” or “spot voyages,” under which a shipowner is paid freight on the basis of moving cargo from a loading port to a discharging port at a given rate per ton or other unit of cargo. Port charges, bunkers and other voyage expenses (in addition to normal vessel operating expenses) are the responsibility of the shipowner.

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

Table of Contents	50

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2022, seven of our subsidiaries had vessels operating in a pool. During 2023, subsequent to the sale of our seven vessels that operated under pool arrangements during the first quarter of 2023, we had no further vessels operating in a pool.

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

The Company reviews and tests all vessels and vessels under construction for impairment when indications of impairment are present and at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel including any unamortized dry-docking costs may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment, in accordance with ASC 360 “Property, Plant and Equipment”. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount including any unamortized dry-docking costs. The average age of our vessels is approximately 10.1 years as of April 12, 2024. The average remaining operational life is, therefore, 14.9 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values including any unamortized dry-docking costs, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten-year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2.0% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2023 average per individual vessel and vessel type to which we also apply a 2.8% escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

Table of Contents	51

Should the carrying value of the vessel, including any unamortized dry-docking costs exceed its future undiscounted cash flows, impairment is measured based on the excess of the carrying amount over the fair value of the asset. The fair values are determined based principally on or by corroborated observable market data. Inputs considered by management in determining the fair value include independent brokers’ valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value including any unamortized dry-docking costs unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount including any unamortized dry-docking costs is not recoverable.

For the impairment of right-of-use assets under operating leases, we compare the carrying amount including any leasehold improvements, with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering three-year charter rates estimates for the unfixed days and the average of those, over the remaining lease term, under ASC 360 “Property, Plant and Equipment”.

As noted above, for vessels and vessels under construction, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, below their historical ten year average. If as at December 31, 2023 and 2022, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2023		As of December 31, 2022
	Number of Vessels(*)	Amount (U.S.$ millions)(**)	Number of Vessels	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	0	0
1-year historical average rate	0	0	0	0

(*) Number of vessels the carrying value of which would not have been recovered, other than the LNG carrier Neo Energy for which we recorded an impairment charge as of December 31, 2023.

(**)Aggregate carrying value that would not have been recovered.

With regards to LNG carrier Neo Energy for which an impairment charge of $26.4 million was posted through a combination of future discounted net operating cash flows and third party valuations as at December 31, 2023, we determined future discounted net operating cash flows using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and an estimated daily time charter rate of $42,888, based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control, and we note that charter rates over the last few years have been, on average, over their historical ten-year average. Consequently, if we were instead to utilize an estimated daily time charter equivalent based on the most recent five years average, the impairment result would be $0.2 million, while no impairment charge would apply based on the most recent three-year or one-year historical average rates. In addition, if as at December 31, 2023, we were to increase the discount rate by 1.0%, the impairment result would be $31.7 million.

Although we believe that the assumptions used to evaluate as well as measuring potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates decreased to historically low levels during 2021 before improving in March and April of 2022 and improving through the date of this annual report. However, the effects of the conflict in Ukraine and the Middle East may have a negative effect on our revenue and profitability, and future assessments of vessel impairment.

Table of Contents	52

At December 31, 2023, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations, was $3.5 billion, compared to a total carrying value of $2.7 billion, following the impairment charge of LNG carrier Neo Energy. Other than LNG carrier Neo Energy that was impaired, there were five vessels in our fleet, whose carrying values exceeded their market values. The future undiscounted net operating cash flows expected to be generated by each of these vessels in the fleet was comfortably in excess of its respective carrying value. As determined at December 31, 2023, the aggregate carrying value of these five vessels was $0.3 billion, and the aggregate market value of these vessels was $0.3 billion. These vessels were:

•	LNG: Maria Energy

•	Panamax: Selecao, Socrates, World Harmony, Chantal

In addition, at December 31, 2023, the Company reviewed and tested its five right-of-use assets under operating leases for impairment by comparing their carrying amount plus any unamortized leasehold improvements with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, which were comfortably in excess of their respective carrying value.

At December 31, 2023, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use assets under operating leases, except for LNG carrier Neo Energy, in connection with the estimated recoverable amount did not result in an impairment charge of their carrying values.

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

Table of Contents	53

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry dock. As of December 31, 2023, the Company had five vessels which were sold and chartered back to the Company for five years. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for these five transactions as operating leases, recognizing right-of-use asset and corresponding lease liability.

Vessel operating expenses. These expenses consist primarily of manning, hull and machinery insurance, P&I and other vessel insurance, repairs and maintenance, spares, stores and lubricant costs. All vessel operating expenses are expensed as incurred.

Table of Contents	54

Depreciation and Amortization of deferred charges and leasehold improvements. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated scrap values. Since steel prices have increased significantly during the last years and are expected to be at high levels for the coming years, effective October 1, 2021, our estimate for scrap values was increased from $390 to $430 per lightweight ton. This change in estimation resulted in positive impact of $0.7 million to our 2021 financial results. The decrease in depreciation expense for the year ended December 31, 2023 and 2022, was approximately $3.2 million. In assessing the useful lives of vessels, we have estimated them to be 25 years (40 years for the LNG carriers), which is in line with the industry wide accepted practice, assuming that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed. Useful life is ultimately dependent on customer demand and if customers were to reject our vessels, either because of new regulations or internal specifications, then the useful life of the vessel will require revision.

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

Impairment loss. An impairment loss for an asset held for use, for advances for vessels under construction and for right-of-use assets under operating should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment loss is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third-parties. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. An impairment loss for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, there was an impairment charge of $26.4 million as of December 31, 2023, and no impairment charge as of December 31, 2022.

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. In 2023, monthly management fees (apart from third-party managed vessels), were $30.0 thousand for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I were $29.7 thousand, for the handymaxes Afrodite and Ariadne $28.9 thousand, for the suezmax tanker Decathlon $28.4 thousand. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0 thousand, $36.0 thousand for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 thousand and $36.7 thousand for the LNG carrier Tenergy. For 2024, no increase has been agreed by April 5, 2024, apart from ten vessels managed by third-party managers. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2023 /24 policy year, we received approximately $5.9 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by three of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

(Gain) Loss on sale of vessels. (Gain) Loss on sale of vessels include net (gain) loss from the sale of our vessels that occurred during the year.

Interest and Finance Costs. We incur interest expense and finance costs in connection with our outstanding debt and other financing liabilities. We also incur loan costs for obtaining new loans or refinancing of existing loans, which are presented as a reduction from the outstanding debt and other financial liabilities and amortize them to interest and finance costs over the term of the respective loan, using the effective interest rate method.

Interest Income. We earn interest income on our cash and cash equivalents and cash deposits.

Table of Contents	55

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2023 versus year ended December 31, 2022

Voyage revenues

Voyage revenues earned in 2023 and 2022 per charter category were as follows:

	2023		2022
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	25.2	3%	25.2	3%
Time charter-fixed rate	293.7	33%	205.6	24%
Time charter-variable rate (profit share)	212.6	24%	153.3	18%
Pool arrangement	9.3	1%	71.3	8%
Voyage charter-contract of affreightment	21.0	2%	32.1	4%
Voyage charter-spot market	327.8	37%	372.9	43%
Total voyage revenue	889.6	100%	860.4	100%

Revenue from vessels amounted to $889.6 million during the year ended December 31, 2023, compared to $860.4 million during 2022, a 3.4% increase mainly due to continuing strong market rates during 2023 compared to 2022 despite the reduction in the size of the operating fleet, with an average of 59.5 vessels operating in 2023 compared to an average of 65.5 vessels operating in 2022. Based on the total days that the vessels were actually employed as a percentage of the days owned or chartered-in, the fleet had 96.3% employment in 2023 compared to 94.7% in 2022, the increase in operating days being mainly due to the additional number of dry-dockings undertaken in the prior year compared to the year ended December 31, 2023 and the reduced ballast days under spot and contract of affreightments voyages in order to be employed. However, this increase was counterbalanced by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon, and the two handysize vessels Arion and Amphitrite, at the beginning of the year compared to only two sales of vessels, Proteas and Inca, in second and third quarter of 2022 respectively, which contributed to generating less revenue.

During 2023, market conditions for tankers experienced substantial strengthening primarily attributed to increased demand for crude oil and limited supply, leading to an upward trend in gas prices. This phenomenon, compounded by limited refining capacity, also contributed to crude oil price escalations across various regions worldwide. Furthermore, the market upswing, influenced by seasonal dynamics and the resurgence of global oil demand post-Covid-19 pandemic, was further intensified by the ongoing crisis in Ukraine and recent disruptions in the Red Sea, prompting a rearrangement of global trade routes and consequently increasing oil tanker voyages.

The average time charter equivalent rate per vessel in 2023 was $36,822 per day, an increase of 21.0% from $30,399 per day in 2022 due to the overall improvement of the market during 2023, positively affecting all vessel types and sizes in our fleet apart from our DP2 shuttle vessels which remained at consistent levels. The average daily TCE per vessel for the remaining categories were well above the prior year’s average levels, with increases ranging from 3.0% to 36.0% in 2023 compared to the equivalent period of 2022.

Average daily TCE rates earned for the years ended December 31, 2023 and 2022, were as follows:

	Year ended December 31,
	2023	2022
	U.S. $	U.S. $
LNG carrier	58,322	48,337
VLCC	36,113	31,186
Suezmax	45,983	38,430
DP2 shuttle	50,130	50,375
Aframax	31,677	25,928
Panamax	26,793	19,655
Handymax	33,170	28,098
Handysize	30,775	29,745

Table of Contents	56

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 577 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2023 compared to 761 days lost for the year ended December 31, 2022. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2023	2022
Voyage revenues	$889,566	$860,400
Less: Voyage expenses	(155,724)	(209,890)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	14,600	14,600
Time charter equivalent revenues	$748,442	$665,110
Divided by: net earnings (operating) days	20,326	21,879
Average TCE per vessel per day	$36,822	$30,399

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,			Year ended December 31,
	2023	2022	% increase/ (decrease)	2023	2022	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	90.5	140.6	(35.6)%	18,507	22,774	(18.7)%
Port and other expenses	31.4	36.8	(14.9)%	6,416	5,969	7.5%
Commissions	33.8	32.5	4.3%	6,929	5,263	31.6%
Total voyage expenses	155.7	209.9	(25.8)%	31,852	34,006	(6.3)%

Days on spot and Contract of Affreightment (COA)employment				4,889	6,172	(20.8)%

Voyage expenses include port charges, agents’ fees, canal dues, commissions and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $155.7 million during 2023 compared to $209.9 million in 2022, a 25.8% decrease.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. The substantial decrease in oil prices during 2023 resulted in a 22% decrease in average delivered price paid by the Company for the bunkers procured globally during 2023, and a 18.7% decrease in average daily bunker expenses for the year ended December 31, 2023, compared to 2022. The decrease was further reinforced by the decrease in the volume of bunkers consumed by the fleet by 23.2% in 2023 compared to 2022, and the return of oil prices to normal levels during the beginning of the year, which resulted in an overall 35.6% decrease in the bunkering expenses of the fleet for 2023 compared to 2022. Additionally, during 2023, there was a decrease of 14.9% in the amount of port expenses, mainly attributed to decreased port calls, as the number of days vessels operated under spot and contract of affreightment agreement decreased by 20.8% in 2023 compared to 2022.

Commissions in 2023 totaled $33.8 million compared to $32.5 million in 2022, a 4.3% increase. As commissions are highly correlated with revenue patterns, the increase in commissions is attributed to the overall increase of revenue by 3.4%. Commissions represented 3.8% of revenue from vessels in 2023 and 2022.

Table of Contents	57

Vessel operating expenses

	Operating expenses per category			Average daily operating expenses per relevant vessel
	2023	2022	% increase/ (decrease)	2023	2022	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	102.7	110.0	(6.6)%	5,072	4,897	3.6%
Insurances	21.5	19.4	10.3%	1,054	861	22.3%
Repairs and maintenance, and spares	33.1	27.4	21.0%	1,636	1,220	34.1%
Stores	11.5	11.3	1.8%	568	503	12.8%
Lubricants	10.1	9.3	8.1%	498	415	19.9%
Other (quality and safety, taxes, registration fees, communications)	15.4	13.3	15.8%	762	593	28.4%
Foreign currency losses/(gains)	0.6	(0.4)	(237.9)%	27	(22)	(223.8)%
Total operating expenses	194.9	190.3	2.4%	9,617	8,467	13.6%
Earnings capacity days excluding vessels on bare-boat charter				20,253	22,459

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $194.9 million in 2023, compared to $190.3 million during 2022, a slight increase of 2.4%. The increase is mainly attributable to an increase in quality and safety, communication, and legal expenses of 15.8% during 2023, compared to the respective period in 2022. Furthermore, the overall increase is also attributed to increased drydock repairs and scheduled maintenance costs in 2023 compared to 2022. More specifically, although eight vessels underwent scheduled dry-dockings in 2023, compared to sixteen in 2022, the significant increase in global inflation throughout the world economy in 2022 and geopolitical circumstances, along with main engine overhauls and higher costs for routine repairs and maintenance that were performed during 2023, led to increased costs of repairs and maintenance, and spares. In addition, the increase is also attributed to an increase in Company’s loss of hire insurance during 2023, as a commensurate increase in relevant premiums has been applied in order to reflect potential future earnings, which contributed to an overall increase of 10.3% in the Company’s insurances compared to 2022. In addition, the corresponding increase was counterbalanced by a 6.6% decrease in crew wages, attributable to the decreased size of the operating fleet in 2023 compared to the equivalent period in 2022.

Average operating expenses per ship per day increased by $1,150 to $9,617 for 2023 from $8,467 in the corresponding period of 2022, an increase of 13.6%, mainly attributable to a rise in insurances and other operating expenses, in contrast with the strengthen of the U.S. dollar, in which most but not all of our operating expenses are denominated, by approximately 2.0% over the course of 2023.

Table of Contents	58

Charter hire expense

Charter hire expense amounted to $24.7 million in 2023 compared to $32.8 million in 2022, a decrease of $8.1 million, or 24.7%. The decrease being due to the decreased number of vessels being hired compared to the prior year.

Depreciation and Amortization

Depreciation and amortization charges totaled $144.2 million in 2023 compared to $140.8 million in 2022, a 2.4% increase.

Depreciation amounted to $122.8 million in 2023 compared to $120.5 million during 2022, an increase of $2.3 million, or 1.9%. The increase being due to the acquisition of the suezmax tankers Eurochampion 2004 and Euronike at the beginning of 2023, previously classified as operating leases, incurring no depreciation, and the acquisition of the aframax tankers Njord DF and Ran DF, counterbalanced by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon, and two handysize vessels Arion and Amphitrite, at the beginning of 2023.

The costs of dry docking of each ship are amortized over the period up to the next scheduled dry docking. During 2023, amortization of deferred dry-docking costs was $15.8 million compared to $13.7 million in 2022, an increase of 15.3%. The increase is attributed to the increased number of vessels that underwent their special survey, i.e., eight dry dockings performed in 2023 and sixteen vessels in prior year, which contributed to the increased amortization cost in 2023.

The costs of leasehold improvements is amortized on a straight-line basis over the remaining lease term (representing the shorter of the useful life of the leasehold improvement and the remaining lease term). In 2023, amortization of leasehold improvements amounted to $5.3 million compared to $5.5 million in 2022, a decrease of $0.2 million, or 4.4%, due to the repurchase of the two suezmax tankers Eurochampion 2004 and Euronike, previously classified as operating lease in 2021 and up to October 20, 2022, where it was classified as a finance lease up to the beginning of 2023, when the vessels were purchased back by the Company.

The amortization of the right-of-use assets under finance lease amounted to $1.1 million in 2022 compared to $0.3 million in 2023, as vessels Eurochampion 2004 and Euronike previously classified as finance lease during 2022, when they were both purchased back at the beginning of 2023 year.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expenses. General and administrative expenses (G&A expenses) increased to $33.3 million in the year ended December 31, 2023, compared to $29.9 million in the prior year, an increase of $3.4 million, or 11.7%.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs increased by $287, from $1,248 in 2022 to $1,535 in 2023.

Management fees, including those paid to third-party managers, totaled $22.2 million during 2023, compared to $22.6 million in 2022, a 2.2% decrease as the average number of operating vessels reduced to 60 in the period ended December 31, 2023, from 66 in the prior year period, while monthly management fees incurred the first increases in 2022, since 2012, followed by further increases in January 2023.

Table of Contents	59

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree. In 2023, all the vessels in the fleet were technically managed by Tsakos Shipping and Trading (since February 2023, previously managed by Tsakos Shipmanagement), apart from the LNG carriers Neo Energy, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmaxes Eurochampion 2004, Decathlon, the aframaxes Maria Princess, Ise Princess, Sapporo Princess and the handymaxes, Afrodite and Ariadne (up to the sale, March 7, 2023 and February 16, 2023, respectively), which were managed by third-party managers. On January 1, 2023, monthly fees for operating conventional vessels were $30,000, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29,700, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27,500 up to the sale, and the aframax Ise Princess were $28,884, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21,000, $36,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45,105 and $36,667 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28,708. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28,384. On January 1, 2022, monthly fees for operating conventional vessels were $27,500, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28,600, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27,500, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20,400, $35,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38,947 and $30,833 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28,500 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29,100, for the handymaxes Afrodite and Ariadne remained at $27,500, for the suezmax tanker Decathlon $28,500 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21,000, $36,000 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42,447 and $34,333 for the LNG carrier Tenergy.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. G&A expenses remained stable at $6.2 million for the periods ended December 31, 2023 and 2022.

In 2023, the Company’s Board of Directors approved an award to the management company based on various performance criteria and taking into account cash availability and market conditions amounting to $5.0 million. The corresponding award for the year ended December 31, 2022 amounted to $1.0 million.

The Company did not grant any stock-based compensation awards in 2023 and 2022.

(Gain) Loss on sale of vessels

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon, and its handysize tankers, Arion, Amphitrite, for net proceeds of $165.9 million, realizing a total gain of $81.2 million. In 2022, the Company sold its panamax tanker, Inca, and its aframax tanker, Proteas, for net proceeds of $31.6 million, incurring a net loss on sale of $0.4 million.

Impairment charges

As of December 31, 2023, vessel values had increased compared to the prior year. As a result, 54 of our vessels had carrying values lower than their market values. Our fleet is for the most part young, with an average age of 10.7 years and every vessel in the fleet, except for the LNG carrier Neo Energy, is expected to generate considerably more cash during their remaining expected useful lives than their carrying values in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction as at December 31, 2023. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any operating vessel of the fleet and under construction vessel at December 31, 2023, except for LNG carrier Neo Energy. As at December 31, 2023, the Company’s assessment based on the future discounted net operating cash flows and third-party valuations for the LNG carrier Neo Energy, indicated that an impairment charge of $26.4 million was required, based on Level 3 inputs of the fair value hierarchy. During 2022, Company’s assessment indicated that no impairment charge was required.

In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2023, and December 31, 2022 indicated no impairment charge.

Table of Contents	60

 Operating income

For 2023, income from vessel operations was $391.5 million compared to $256.4 million in 2022, an increase of $135.1 million, or 52.7%. The strong tanker rates remained almost unchanged compared to prior multi-decade lows, with operating income boosted by a significant reduction of bunker prices in the period ended December 31, 2023, compared to the prior year period.

Interest and finance costs, net

	2023	2022
	U.S.$ million	U.S.$ million
Loans interest expense	107.0	56.5
Interest expense on sale and leaseback	0.1	0.3
Interest rate swap cash settlements, net	(0.5)	5.6
Reclassification from other comprehensive income to interest and finance cost	—	(3.2)
Less: Interest capitalized	(4.9)	(1.2)
Interest expense, net	101.7	58.0
Change in fair value of hedging and non-hedging interest rate swaps	(0.1)	(4.1)
Bunkers non-hedging instruments cash settlements	0.3	(9.9)
Change in fair value of non-hedging bunker instruments	(0.5)	2.0
Amortization of loan expenses	3.6	4.1
Discount on long-term receivables	—	0.4
Amortization of deferred gain on termination of financial instruments	(5.3)	(0.6)
Bank loan charges	0.3	0.4
Interest expense on redeemable preferred shares	0.8	—
Net total	100.8	50.3

Interest and finance costs, net, were $100.8 million for 2023 compared to $50.3 million for 2022, a 100.4% increase. Loan interest expense increased to $107.0 million in 2023 from $56.5 million in 2022, a 89.4% change mainly due to the increased interest rates during the course of the year.

Cash settlements, net, on both hedging and non-hedging interest rate swaps, amounted to $5.6 million in 2022 compared to cash receipts of $0.5 million in 2023. At December 31, 2022, the Company held one hedging interest rate swap agreement which matured on April 3, 2023. On March 22, 2023, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value amounted to $0.1 million (positive) during 2023 and has been included in the change in fair value of hedging and non-hedging financial instruments. In 2022, the Company discontinued ten interest rate swap agreements. The change in fair value amounting to $4.1 million (positive) during 2022 has been included in Change in fair value of hedging and non-hedging interest rate swaps in the table above. For seven out of the ten interest rate swaps that were terminated in 2022, the Company considered the forecasted transactions as still probable and cash receipts of the specific terminations were recognized in Company’s accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap. The amount of $5.3 million (positive) and $0.6 million (positive) was amortized in the period ended December 31, 2023, and 2022, respectively. For the remaining three discontinued interest rate swaps, the Company considered the forecasted transactions as not probable to occur, two out of the three were de-designated as hedging on their termination date, whereas the third was terminated later in the year. For all three de-designated swaps, the total amount that has been classified into earnings has been included in the Reclassification from other comprehensive income to interest and finance cost line in the table above for 2022.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $4.9 million in 2023 compared to $1.2 million in 2022, as the under-construction vessels increased from seven in 2022 to ten in 2023.

During 2023, the Company entered into eight bunker agreements and two CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations and the EU Allowances exposure, respectively. On December 19, 2023, the two CO2 emission agreements expired, and the Company paid $0.3 million. During 2022, the Company entered into early termination agreements of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9.9 million. The fair value of bunker swap agreements at December 31, 2023 and 2022 was $0.5 million (positive) and $nil, respectively. The change in the fair values as of December 31, 2023, and December 31, 2022, was $0.5 million (positive) and $2.0 million (negative), respectively and have been included in Change in fair value of non-hedging bunker instruments in the table above.

Amortization of loan expenses was $3.6 million in 2023 compared to $4.1 million in 2022, due to less refinancing activity. Other bank charges amounted to $0.3 million in 2023 and $0.4 million in 2022.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $0.8 million, were recognized as interest expense.

Table of Contents	61

Interest income

Interest income in 2023 amounted to $14.6 million compared to $2.0 million in 2022. The increase is due to a significant increase in interest rates and cash reserves in 2023 compared to 2022.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Selini and Salamina and the handysize vessels, Byzantion and Bosporos, as well as the panamax vessels Maya and Inca until their respective sales on May 19, 2021, and August 17, 2022. For the year ended December 31, 2023, and 2022, the net income attributable to the non-controlling interest of Mare Success S.A. was $4.0 million and $2.6 million, respectively.

The Shyris Shipping Preferred Shares were entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, affecting the net income attributable to non-controlling interest by $1.4 million and by $1.7 million, during the year ended December 31, 2023, and 2022, respectively.

In 2023, the Company redeemed all of the 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping and repaid the amount of $20.4 million, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity. In 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares and repaid the amount of $2.5 million, which was recognized as a reduction of non-controlling interest in the statement of stockholders’ equity.

Net income (loss) attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for 2023 was $300.2 million, or an income of $9.04 per share basic and diluted, after taking into account the cumulative dividends of $33.4 million, on our preferred shares for 2023, compared to net income of $204.2 million, or an income of $6.02 per share basic and $6.01 per share diluted, after taking into account the cumulative dividends of $34.7 million on our preferred shares and undistributed earnings to Series G Preferred Shareholders that participated in common share dividends of $1.3 million.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a discussion of our results for the year ended December 31, 2022 compared to the year ended December 31, 2021 please see “Item 5. Operating and Financial Review and Prospects— Financial Analysis—Year Ended December 31, 2022 versus year Ended December 31, 2021” contained in our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 6, 2023.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, vessel acquisitions, other expected capital expenditures on dry-dockings and vessel improvements, which in total equaled $317.5 million in 2023 and $362.8 million in 2022, will again require us to expend a significant amount of cash in 2024. We are also obligated to make certain payments to our manager under our management agreement. See “—Long-Term Contractual Obligations” below. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $372.0 million as of December 31, 2023, compared to $304.4 million as of December 31, 2022, mainly affected by the improvement of tanker charter rates and sale of vessels throughout 2023.

Working capital (net of restricted cash and deferred loan costs) amounted to a positive $178.6 million at December 31, 2023 compared to $135.7 million at December 31, 2022. The increase is mainly attributed to the purchase of the two suezmax tankers Eurochampion 2004 and Euronike in February 2023, which were classified as short-term finance lease liability as at December 31, 2022.

Current assets decreased to $509.3 million at December 31, 2023 from $513.1 million at December 31, 2022, a decrease of $3.8 million, mainly due to $40.6 million decrease in held for sale vessels, as six vessels, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon were classified as held for sale at the end of the prior year period compared to one vessel, the suezmax tanker Eurochampion 2004, at the end of 2023 and a $31.5 million decrease in trade receivables due to lower number of vessels trading in the spot market compared to prior year end, counterbalanced by an increase of $67.7 million in cash and cash equivalents and a $10.7 million increase in advances and other, mainly due to expected insurance recoveries.

Current liabilities decreased to $323.2 million at December 31, 2023, from $369.7 million at December 31, 2022, a decrease of $46.5 million, attributed mainly to the sale and leased back vessels, the suezmax tankers Eurochampion 2004 and Euronike, which were classified as short term liability under finance leases at the end of the prior year period and repurchased at the beginning of the 2023 year and $7.9 million reduced trade payables, as there no vessels were performing their dry dock at the end of 2023 year, compared to three vessels at the end of 2022, contributing also to reduced accrued expenses by $3.1 million, which were counterbalanced by an increase of $0.3 million in accrued interest expenses between the respective periods and an increase of $5.9 million in unearned revenue, attributed to increased number vessels operating under time-charter related employment during the year ended December 31, 2023, compared to prior year period.

Table of Contents	62

Net cash provided by operating activities was $395.3 million in 2023 and $288.5 million in 2022. The $106.8 million increase is primarily attributable to a stronger tanker market with high TCE rates, which contributed to the increase in voyage revenues by $29.2 million as more fully described in the paragraph “Voyage Revenues” above under “—Financial Analysis”. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $497.8 million in 2023, compared to $512.9 million in 2022, a decrease of $15.1 million or 2.9%. The expense movements are fully described in the respective paragraphs above under “Financial Analysis”.

Inventories, mainly consisting of bunker fuel, which decreased by $3.7 million in 2023, compared to a $3.3 million increase in 2022, as oil prices decreased by 22.0% in 2023 and the number of vessels employed on the spot market compared to period ended December 31, 2022. Payments to repair yards decreased by $10.4 million in 2023 due to lower dry-docking costs compared to prior year, as eight vessels underwent their scheduled drydock in 2023 compared to sixteen vessels in the year ended December 31, 2022.

Amounts payable to suppliers decreased by $11.8 million mainly relating to the decreased number of vessels that underwent dry dockings compared to a decrease of $27.1 million in the prior year, contributing also to a decrease in accrued liabilities for the amount of $2.8 million. Unearned revenue, arising from collection of time-charter hire due in future periods, but collected in the current period, increased by $5.9 million as the number of vessels employed under time charter increased from forty-three in 2022 to forty-six in 2023, whereas in 2022 unearned revenue had increased by $17.0 million. Receivables, advances and prepaid insurance and other decreased by $27.3 million (including $4.0 million of amortization of escalation portion in revenue) compared to an increase of $42.2 million in 2022 (including $2.0 million of amortization of escalation portion in revenue), mainly due to lower number of vessels operating in the spot-related market compared to the equivalent period of 2022. The Company’s deposited cash collateral to its derivative instruments remained unchanged in the year ended December 31, 2023, after the reduction of $1.6 million in 2022.

Net cash used in investing activities in 2023 amounted to $137.4 million compared to $301.8 million in 2022. During 2023, the Company paid $124.9 million for the acquisition of the aframax tankers, Njord DF and Ran DF, $27.7 million for the acquisition of the two suezmax tankers, Eurochampion 2004 and Euronike, and $11.0 million for improvements on existing vessels. The Company also paid $134.7 million for the eight under construction vessels, the two shuttle tankers Paris 24 and Athens 04, the two aframax tankers, Chios DF and Ithaki DF, the two suezmax tankers Hull 3431 and Hull 3432 and the two MR tankers, Hull 1521 and Hull 1522, which were counterbalanced by cash generated by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon ,and the two handysize vessels Arion, Amphitrite, amounting to $165.9 million. In addition, on October 25, 2023, the Company invested $5.0 million in debt securities, featuring an interest rate of 7% per annum or a floating rate, alongside the availability of callable securities. In 2022, the cash flow used in investing activities consists of $294.8 million for the acquisition of the LNG carrier, Tenergy, the DP2 suezmax shuttle tanker, Porto and the VLCC tanker, Dias I, $31.8 million payments for vessels under construction, $6.8 million for improvements on existing vessels which were offset by cash generated by the sale of the aframax tanker Proteas and the panamax tanker Inca for net proceeds of $31.6 million.

As at December 31, 2023, we had two aframax vessels, two DP2 suezmax shuttle tankers, two suezmax tankers and two MRs under construction and the remaining yard installments to be paid for those vessels as at December 31, 2023 amounted to $527.3 million. The amount of $184.8 million is due to be paid in 2024, the amount of $289.8 million in 2025 and the amount of $52.7 million in 2026. The two aframax tankers, Chios DF and Ithaki DF were delivered in January 2024. The two DP2 shuttle tankers, Paris 24 and Athens 04, and the two suezmax tankers, Hull 3431 and Hull 3432, are expected to be delivered in 2025 and the two MRs in 2026, respectively.

Table of Contents	63

On December 21, 2023, the Company agreed to acquire five vessels for the amount of $350.0 million in total, from Norway’s Viken Crude AS. The fleet is comprised of two 2023-built dual-fuel LNG LR2 aframaxes, one 2019-built super-eco suezmax and two 1A ice-class scrubber-fitted aframaxes built in 2018 and 2019 respectively. The Company has secured debt financing amounting to $245.0 million to fund a portion of the purchase price for these vessels. The aframax tankers, DF Montmartre and Alpes were delivered on March 26, 2024 and April 3, 2024, respectively. The expected delivery dates of the remaining vessels are from early April 2024 until June 2024.

As at December 31, 2023, senior secured debt financing of $118.4 million has been arranged for the aframax tankers, Chios DF and Ithaki DF. In addition, the Company has secured debt financing of the DP2 suezmax shuttle tankers, Paris 24 and Athens 04 for up to $103.5 million and $100.0 million, respectively. We are currently discussing with financial institutions the financing of the two suezmax tankers and the two MR tankers under construction.

In the first quarter of 2024, we ordered one DP2 suezmax shuttle newbuilding tanker for $149.0 million, of which $29.8 million is due to be paid in 2024, $29.8 million in 2025 and $89.4 million in 2026. On January 11, 2024, we sold the suezmax tanker Eurochampion 2004 for an aggregate sale price of $38.0 million.

Net cash used in financing activities amounted to $190.6 million for the year ended December 31, 2023, compared to $195.5 million provided by financing activities for the equivalent period of 2022. During 2023, $103.6 million was drawn to finance the newly acquired vessels, Njord DF and Ran DF, $44.4 million was drawn to finance the under-construction vessels Chios DF and Ithaki DF and the amount of $263.4 million was drawn as part of refinancing loans. The outstanding loan amount of $48.6 million was prepaid for sold vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon, Arion, Amphitrite, $192.6 million was prepaid as part of refinancing loans and $185.1 million was paid in scheduled installments. Proceeds from new bank loans in 2022 amounted to $701.1 million and payments of debt amounted to $494.2 million, which included $340.9 million loan prepayments and $153.3 million scheduled debt repayments.

 Total debt outstanding decreased from $1.59 billion at December 31, 2022, to $1.57 billion at December 31, 2023. The debt to capital (equity plus debt) ratio was 48.8% at December 31, 2023 (or 42.0% on a net of cash basis) and 51.0% at December 31, 2022 (or 45.6% on a net of cash basis).

In 2022, the Company issued 4,633,473 common shares for net proceeds of $43.8 million, 165 Series D Preferred Shares, 2,239 Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $0.2 million. In 2023, no common or preferred shares were issued.

In 2023 and 2022, the Company paid dividends aggregating $1.00 and $0.25 per common share, respectively. Total dividend payments to common shareholders in 2023 amounted to $29.5 million, compared to $7.3 million in 2022. On March 27, 2024, the Company announced that it will pay a $0.60 per common share semi-annual dividend in June 2024. The payment and the amount of dividends on our common shares are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.5469 per share for the 8.75% Series D Preferred Shares, were paid on February 28, and May 30, 2023, totaling in aggregate $3.9 million. Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 30, August 28 and November 28, 2023, totaling in aggregate $11.0 million, and on February 28, 2024, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, May 1, July 31 and October 30, 2023, totaling in aggregate $16.0 million, and on January 30, 2024, $4.0 million.

Table of Contents	64

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3.3 million, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023.

In September 2022, the holder of Series G Redeemable Convertible Perpetual Preferred Shares converted all its outstanding 459,286 preferred shares into 306,190 of our common shares.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) were entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $1.7 million and $1.4 million in the period ended December 31, 2022, and 2023, respectively.

During 2022, Shyris Shipping redeemed 250,000 of its outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2.5 million. On January 20, 2023, July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 100,000, 500,000 and 1,438,841 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1.0 million, $5.0 million, and $14.4 million, respectively. Following these redemptions, no Series B Cumulative Redeemable Perpetual Preferred Shares were outstanding as of December 31, 2023.

Preferred share dividends on Series F Preferred Shares are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by the Company’s Board of Directors. Preferred share dividends on Series E Preferred Shares are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by the Company’s board of directors. See “Item 10. Additional Information—Description of Share Capital.”

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 10.2 years at April 12, 2024. We raise the funds for such investments in newbuildings mainly from borrowings and partly out of internally generated funds and equity issuance transactions. Newbuilding contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of newbuildings, pre-delivery financing is arranged to finance part of the installment payments to the shipbuilding yard and delivery finance is arranged for the last installment to the yard on delivery of the vessels. Otherwise, for the equity portion of an investment in a new building or a second-hand vessel, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to construct the vessel is made from vessel operating cash flows, typically over two to ten years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $566.9 million and expect to arrange additional senior secured bank loans, to fund the aggregate $877.3 million remaining contract price for our eight new buildings under construction and five secondhand vessels in order as of December 31, 2023. In 2024, we have ordered an additional DP2 suezmax newbuilding tanker with contract price of $149.0 million, for which we expect to arrange an additional bank loan.

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

Table of Contents	65

Summary of Loan Movements Throughout 2023 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2023	New Loans	Prepaid	Repaid	Balance at December 31, 2023
6-year term loan	Sola TS	25,973	—	25,973	—	—
8-year term loan	Stavanger TS	32,322	—	31,026	1,296	—
7-year term loan	Decathlon	24,000	—	—	24,000	—
12-year term loan	Maria Energy, Ulysses, Hercules I	79,122	—	—	10,069	69,053
7 1/2-year term loan	Lisboa	56,666	—	—	5,666	51,000
8-year term loan	Mediterranean Voyager, Caribbean Voyager	70,110	—	—	4,596	65,514
5-year term loan	Neo Energy	41,500	—	38,500	3,000	—
5-year term loan	Selini, Salamina	11,544	—	—	4,616	6,928
4-year term loan	Amphitrite, Arion, Andromeda	13,000	—	10,400	2,600	—
7-year term loan	Apollo Voyager	50,716	—	—	2,818	47,898
10-year term loan	Artemis Voyager	48,169	—	—	3,011	45,158
7-year term loan	Thomas Zafiras, Leontios H.	57,600	—	—	4,800	52,800
5-year term loan	Elias Tsakos, Oslo TS	54,449	—	25,649	2,400	26,400
5-year term loan	Parthenon TS	28,800	—	27,600	1,200	—
5-year term loan	Eurovision	25,454	—	—	3,182	22,272
5-year term loan	Byzantion, Bosporos	9,555	—	—	2,730	6,825
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	44,871	—	—	11,217	33,654
5-year term loan	Marathon TS	33,582	—	32,338	1,244	—
6-year term loan	Bergen TS	31,821	—	—	2,652	29,169
5-year term loan	Andes, Aegeas, Izumo Princess, Asahi Princess	27,300	—	7,996	7,501	11,803
5-year term loan	Maria Princess, Nippon Princess, Ise Princess	28,318	—	—	8,091	20,227
5-year term loan	Sunray	24,000	—	—	2,000	22,000
4-year term loan	Proteas, Promitheas, Propontis	22,974	—	—	3,662	19,312
4-year term loan	Afrodite, Apollon, Artemis, Ariadne, Aris, Ajax	41,750	—	41,750	—	—
7-year term loan	Porto	74,500	—	—	4,173	70,327
5-year term loan	Uraga Princess, Spyros K, Dimitris P.	59,250	—	—	5,500	53,750
6-year term loan	Brasil 2014	63,000	—	—	9,000	54,000
5-year term loan	Euro	23,695	—	—	3,010	20,685
8-year term loan	Njord DF, Ran DF	14,800	103,600	—	—	118,400
5-year term loan	Sunrise, Pentathlon	42,000	—	—	5,442	36,558
6-year term loan	Rio 2016	67,500	—	—	9,000	58,500
5-year term loan	Maria Energy, Dias I	189,000	—	—	11,812	177,188
5-year term loan	Neo Energy, Andromeda, Decathlon	—	72,274	—	6,547	65,727
5-year term loan	Sola TS, Oslo TS	—	72,150	—	3,006	69,144
5-year term loan	Marathon TS, Stavanger TS	—	70,000	—	2,850	67,150
5-year term loan	Asahi Princess, Parthenon TS	—	49,000	—	3,063	45,937
8-year term loan	Chios DF, Ithaki DF	—	44,400	—	—	44,400
Total		1,417,341	411,424	241,232	175,754	1,411,779

Table of Contents	66

Other financial liability	Vessel	Balance at January 1, 2023	New Loans	Prepaid	Repaid	Balance at December 31, 2023
10-year term loan	Tenergy	170,241	—	—	9,328	160,913
Total		170,241	—	—	9,328	160,913

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

As a result of such financing activities, long-term debt and other financial liabilities decreased in 2023 by a net amount of $14.9 million compared to a net increase of $206.9 million in 2022. The debt to capital (equity plus debt) ratio was 48.8% at December 31, 2023, or net of cash, 42.0%, and 51.0% at December 31, 2022 or, net of cash, 45.6%.

We have paid all of our scheduled loan installments and related loan and swap interest consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2023 was 34.3%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in one case 110%, in one case 125%,) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2023, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty loan agreements totaling $1.57 billion. At December 31, 2023 we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2024 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreements also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on one- or three- or six-month SOFR plus a margin.

Table of Contents	67

Long-Term Contractual Obligations as of December 31, 2023 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2024)	1-3 years (2025-2026)	3-5 years (2027-2028)	More than 5 years (after January 1, 2029)
Long-term debt obligations (excluding interest) and other financial liabilities	1,572.6	194.8	471.0	592.5	314.3
Vessel operating leases[1]	46.3	26.0	20.3	—	—
Interest on long-term debt obligations[2]	251.5	90.3	91.9	42.1	27.2
Purchase Obligations (second-hand) [3]	350.0	350.0	—	—	—
Purchase Obligations (new-buildings)[3]	528.1	184.8	343.3	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2023)	208.9	22.9	46.0	44.9	95.1
Total	2,957.4	868.8	972.5	679.5	436.6

(1)	The amounts represent Company’s commitments under sale and leaseback agreements for five of its vessels as of December 31, 2023.

(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2023 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for eight vessels under construction and five secondhand vessels to be acquired , as of December 31, 2023, but do not include newbuilding vessels contracted for subsequent to December 31, 2023.

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2024, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios (Takis) Arapoglou	72	Chairman of the Board	2010
Nikolas P. Tsakos	60	Chief Executive Officer, Director	1993
Michael G. Jolliffe	74	Vice Chairman of the Board, Director	1993
George V. Saroglou	59	President and Chief Operating Officer, Director	2001
Paul Durham	73	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	77	Chief Marine Officer	—
Nicholas F. Tommasino	66	Director	2017
Aristides A.N. Patrinos	76	Director	2006
Efthimios E. Mitropoulos	84	Director	2012
Denis Petropoulos	67	Director	2018
Karen Purnell	62	Director	2022

Certain biographical information regarding each of these individuals is set forth below.

Table of Contents	68

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

NIKOLAS P. TSAKOS, Dr.

FOUNDER AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established 30 years ago and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos is Vice-Chairman of the GSCC in London, was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organisation “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Mr. Tsakos is the co-founder, together with Capt. Tsakos, of the Maria Tsakos Educational Foundation, which supports the higher education of young men and women, both in their native island Chios and abroad. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe has been joint Managing Director and then Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns LPG carriers.

GEORGE V. SAROGLOU

PRESIDENT, CHIEF OPERATING OFFICER AND DIRECTOR

Mr. Saroglou has been Chief Operating Officer of the Company since 1996 and President of the Company since 2023. Mr. Saroglou worked for a private Greek information technology systems integrator from 1987 until 1994. From 1995 to 1996 he was employed in the Trading Department of the Tsakos Group. He graduated from McGill University in Canada in 1987 with a Bachelor’s Degree in Science (Mathematics). Mr. Saroglou is the cousin of Mr. Tsakos.

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

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is a member of the Novim Group and the Chair of its Scientific Advisory Board. Novim is a think tank based in Santa Barbara California. He is also Visiting Scholar at the New York University Center for Neural Science. He was also affiliated with Synthetic Genomics Inc, (SGI) serving as President (2006-2011), Senior Vice President for Corporate Affairs (2011-2012) and Programs and Policy Advisor (2012-2020). SGI is a US-based privately held company dedicated to developing and commercializing synthetic biology instruments, clean and renewable fuels and chemicals, sustainable food products; and novel medical applications such as synthetic vaccines and other biologics. Dr. Patrinos also serves on the Advisory Board of EdenRoc Sciences, a privately held biotechnology company formed to cultivate world-class life sciences companies; and on the Science Advisory Board of DataCubed Inc., a NYC-based private company focused on healthcare, big data, and human decision-making. Dr. Patrinos also consults for Oak Ridge National Laboratory, the Energy Futures Initiative, and the translational medicine program of the University of Pittsburgh. He started his career as an Assistant Professor at the University of Rochester, New York. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Laboratories and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment, including global climate change. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is the recipient of numerous awards and distinctions including three U.S. Presidential Rank Awards, and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University of Athens (Metsovion) and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University in Evanston, Illinois. During 2016, Dr. Patrinos was Senior Advisor to DOE Secretary Ernest Moniz. In 2013, an EU stamp was issued in his honor, and he is an honorary citizen of the Greek County of Vari, Voula, and Vouliagmeni. He also holds an honorary Ph.D. from the Greek National Technical University (Metsovion).

DENIS PETROPOULOS
DIRECTOR

Mr. Petropoulos is immediate past chairman, and now acting vice-chairman, of the Baltic Exchange, headquartered in London, UK. He remains the chairman of Board of Advisors to London International Shipping Week 2025. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar Shipping Services PLC listed on the London Stock Exchange, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2018 heading up the company’s expanding shipping service operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder of Braemar PLC, as it is known today. Mr. Petropoulos presently serves on INTERTANKO’s Associate Members’ Committee. He is a trustee of Baltic Exchange Charity Foundation and a patron of the National Maritime Museum London. He was educated at Westminster School, London, and University of Surrey, UK.

Table of Contents	70

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmӧ, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmӧ, Sweden.

KAREN PURNELL

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

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. Maria Vassalou, who previously served as a director of the Company from 2016 through 2021, rejoined the Board on January 1, 2024 and resigned from the Board effective March 1, 2024, due to restrictions imposed by her employer on serving on corporate boards and not due to any disagreements with the Company on any matter relating to its operations, policies, or practices. We currently have nine directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

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

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2023 without participation of the Company’s management and will continue to do so in 2024. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2023, the aggregate cash compensation of all of the members of the Board was $680,000 per the following annual fee schedule, which was approved by the shareholders of the Company on June 16, 2023:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2023.

Management Compensation

Messrs. Tsakos, Saroglou, Durham and Papageorgiou serve as Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management, except for Mr. Papageorgiou who is an employee of Tsakos Shipping, and, except for the equity compensation discussed below and the compensation paid to Mr. Papageorgiou for service on the OSE Committee, are not directly compensated by the Company. Although he is not a member of the Board, our Chief Marine Officer, Mr. Papageorgiou serves on the Operational, Safety and Environmental Committee and receives the same $10,000 per annum cash compensation for service on such committee as is paid to non-executive members of the Board serving thereon.

The Company maintains a management incentive award program under which Tsakos Energy Management may receive cash awards, if approved by the Corporate Governance, Nominating and Compensation Committee, based on various performance criteria and taking into account cash availability and market volatility. Any award made under this program is accounted for on a straight-line basis within the year it is approved. In 2023 and 2022, an amount of $5.0 million and $1.0 million, respectively, was awarded to Tsakos Energy Management relating to various performance criteria.

Table of Contents	75

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 1,373 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2023.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

We have a share-based incentive plan adopted in 2012 (the “2012 Plan”). This plan permits us to grant share options or other share-based awards to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial and technical manager, Tsakos Shipping.

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

The 2012 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2012 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2012 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same. The 2012 Plan authorizes the issuance of up to 1,000,000 Common Shares in the form of restricted stock units (“RSUs”) or options, of which 134,290 Common Shares remain available for issuance. In 2023, 2022 and 2021, no RSUs or other awards were issued. As of December 31, 2023, there were no outstanding (non-vested) RSUs or other equity awards.

Total stock compensation expense recognized was $nil for the years ended December 31, 2023, December 31, 2022, and December 31, 2021.

Item 7. Major Shareholders and Related Party Transactions

It is our policy that transactions with related parties are entered into on terms no less favorable to us than would exist if these transactions were entered into with unrelated third-parties. Tsakos Energy Management has undertaken to ensure that all transactions with related parties are reported to the board of directors. Under the management agreement, any such transaction or series of transactions involving payments in excess of $100,000 and which is not in the ordinary course of business requires the prior consent of the board of directors. Transactions not involving payments in excess of $100,000 may be reported quarterly to the board of directors.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2023	2022	2021
Tsakos Shipping and Trading S.A. (commissions)	11,874	10,684	6,821
Tsakos Shipping and Trading S.A. (special charges)	1,203	⸺	⸺
Tsakos Energy Management Limited (management fees)	19,503	20,228	20,203
Tsakos Shipmanagement S.A. (ex TCM) (special charges)	567	1,947	2,186
Argosy Insurance Company Limited (insurance premiums)	14,420	10,965	10,002
AirMania Travel S.A. (travel services)	6,589	6,437	5,098
Total expenses with related parties	54,156	50,261	44,310

Table of Contents	76

Management Affiliations

Nikolas P. Tsakos, our chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of TST.

George V. Saroglou, our president and chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2023 and 2022, the outstanding advances to TST, as technical manager, amounted to $1.2 million compared to $nil, respectively. Outstanding advances to TSM amounted to $5.3 million and $8.9 million, at December 31, 2023 and 2022, respectively. In 2023, 2022 and 2021, an additional amount of $1.2 million, $nil and $nil, respectively, was paid in fees directly by the Company to TST for additional services it provided and seafarers’ training. For additional services and seafarers’ training TSM charged the amount of $0.6 million, $1.9 million and $2.2 million, for 2023, 2022 and 2021, respectively.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TST/TSM (former TCM) for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $19.5 million in 2023, $20.2 million in 2022 and $20.2 million in 2021. In 2023, 2022 and 2021, we granted Tsakos Energy Management an incentive award of $5.0 million, $1.0 million and $0.5 million, respectively.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2023 would have resulted in a payment of approximately $175.8 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. In 2023, monthly management fees were $30.0 thousand per vessel, for all conventional vessels, apart from third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, Dias I were $29.7 thousand, for the handymaxes Afrodite and Ariadne and the aframax Ise Princess were $28.9 thousand, for the suezmax Decathlon $28.4 thousand. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0 thousand, $36.0 thousand for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 thousand and $36.7 thousand for the LNG carrier Tenergy. We paid Tsakos Energy Management aggregate management fees of $19.5 million in 2023, $20.2 million in 2022 and $20.2 million in 2021.

Table of Contents	77

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freight, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2023, the handymax tankers Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the handysize tankers Arion, Amphitrite were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.8 million in total, representing 0.5% of the sale price of each vessel. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.3 million in total, representing 1.0% of the sale price of each vessel. In 2021, the panamax tanker Maya was sold and for this service, Tsakos Shipping charged a brokerage commission of $0.1 million, representing 1.0% of the sale price. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $11.9 million in 2023 ($10.7 million in 2022 and $6.8 million in 2021).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2023, $0.5 million in aggregate was paid for supervision fees on two vessels. No such fee was paid in 2022 and 2021.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2023, 2022 and 2021, we were charged an aggregate of $14.4 million, $11.0 million and $10.0 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2023, 2022 and 2021, we were charged an aggregate of $6.6 million, $6.4 million, $5.1 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 12, 2024, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 29,505,603 Common Shares outstanding on April 12, 2024. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,223,003	10.9%
Redmont Trading Corp.(1)	738,001	2.5%
First Tsakos Investments Inc.(1)	2,485,002	8.4%
Sea Consolidation S.A. of Panama(2)	1,500,000	5.1%
Methoni Shipping Company Limited (2)	1,363,702	4.6%
Intermed Champion S.A. of Panama(2)	813,500	2.8%
Tsakos Energy Management Ltd. (2)	970,000	3.3%
All officers and directors as a group (11 persons)(3)	111,969	*

*Less than 1%.

Table of Contents	78

(1)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Tsakos Holdings Foundation (“Tsakos Holdings”), Redmont Trading Corp. (“Redmont”) and First Tsakos Investments Inc. (“First Tsakos”) and information provided to us. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Tsakos Energy Management Ltd (“TEM”) and information provided to us, Panayotis Tsakos and Nikolas Tsakos, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,500,000, 813,500, 1,363,702, 970,000, 3,787,202 and 4,688,802 common shares, respectively. Each of Panayotis Tsakos and Nikolas Tsakos, our chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls TEM. and may be deemed to indirectly own the common shares held by TEM. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 141,500, or 3.0%, of our outstanding Series E Preferred Shares, and 159,000, or 2.4%, of our outstanding Series F Preferred Shares as of April 12, 2024. Entities affiliated with Nikolas Tsakos own 50,000, or 1.05%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of April 12, 2024.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series E Preferred Shares or Series F Preferred Shares, as of April 12, 2024.

As of April 12, 2024, we had 13 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 29,486,304 common shares representing approximately 99.9% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8. Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of April 12, 2024, individually or in the aggregate, is not material to us.

Please refer to Note 12, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this report.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay semi-annual cash dividends on our common shares.

We had 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 12, 2024 Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

Table of Contents	79

We had 6,747,147 Series F Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 12, 2024. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

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

Under the terms of certain of our existing bank loans, we are permitted to declare or pay a cash dividend in any year as long as we are not in default under such bank loans and an event of default would not occur as a result of the payment of such dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law. See “Item 10. Additional Information —Description of Share Capital—Bermuda Law—Dividends.” See “Item 3. Key Information—Risks Related to our Common and Preferred Shares—We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.”

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

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital consists of 60,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 5,400,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, and 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares.” As of April 12, 2024, there were outstanding: 29,505,603 common shares (and 678,173 common shares issued and held as treasury shares), 4,745,947 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, and 6,747,147 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Preferred Shares

Under our Bye-laws, our board of directors has the authority to issue preferred shares in one or more series, and to establish the terms and preferences of the shares of each series, up to the number of preferred shares authorized under our constitutive documents as described above. Holders of each series of preferred shares will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. Such distributions will be made before any distribution is made on any securities ranking junior in relation to preferred shares in liquidation, including common shares. On July 7, 2023, we redeemed all outstanding Series D Cumulative Redeemable Perpetual Preferred Shares outstanding, and all outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. were also redeemed on September 1, 2023.

 Series E Preferred Shares

We had 4,745,947 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 12, 2024, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series F Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Table of Contents	81

Series F Preferred Shares

We had 6,747,147 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 12, 2024, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series E Preferred. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

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

Table of Contents	82

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

The Series E and Series F Preferred Shares have no voting rights except as set forth below or as otherwise provided by Bermuda law. In the event that six quarterly dividends, whether consecutive or not, payable on Series E or Series F Preferred Shares are in arrears, the holders of Series E and/or Series F Preferred Shares, as the case may be, will have the right, voting separately as a class together with holders of any other parity securities upon which like voting rights have been conferred and are exercisable, at the next meeting of shareholders called for the election of directors, to elect one member of our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of parity securities upon which like voting rights have been conferred and with which the Series E or Series F Preferred Shares, respectively, voted as a class for the election of such director). The right of such holders of Series E or Series F Preferred Shares, as the case may be, to elect a member of our board of directors will continue until such time as all dividends accumulated and in arrears on the Series E or Series F Preferred Shares, as the case may be, have been paid in full, at which time such right will terminate, subject to revesting in the event of each and every subsequent failure to pay six quarterly dividends as described above. Upon any termination of the right of the holders of the Series E and Series F Preferred Shares and any other parity securities to vote as a class for directors, the term of office of all directors then in office elected by such holders voting as a class will terminate immediately. Any directors elected by the holders of the Series E and Series F Preferred Shares and any other parity securities shall each be entitled to one vote per director on any matter before our board of directors.

Unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series E, and Series F Preferred Shares, respectively, each voting as a single class, we may not adopt any amendment to the Memorandum of Association that adversely alters the preferences, powers or rights of Series E and Series F Preferred Shares in any material respect;

In addition, unless we have received the affirmative vote or consent of the holders of at least two-thirds of the issued and outstanding, Series E and Series F Preferred Shares, respectively, each voting as a single class, we may not

•       issue any securities ranking pari passu with the Series E and Series F Preferred Shares if the cumulative dividends payable on outstanding Series E or Series F Preferred Shares, as applicable, are in arrears; or

•	create or issue any equity securities ranking senior to the Series E and Series F Preferred Shares.

On any matter described above in which the holders of the Series E and Series F Preferred Shares, respectively, are entitled to vote as a class, such holders will be entitled to one vote per share. The Series E and Series F Preferred Shares held by us or any of our subsidiaries or affiliates will not be entitled to vote.

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

Table of Contents	83

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

Table of Contents	84

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

Classified board of directors.

Our Bye-laws provide for a classified board of directors with one-third of our directors being selected each year. This classified board provision could discourage a third-party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

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

Transfer agent and registrar. Computershare Trust Company N.A. serves as transfer agent and registrar for our common shares and our Series E Preferred Shares and Series F Preferred Shares.

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TNP.” Our Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TNP-PE” and “TNP-PF”, respectively.

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

Bermuda tax considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders in respect of our shares, other than shareholders ordinarily resident in Bermuda.

However, in December 2023, Bermuda enacted the CIT Act, which applies to Bermuda entities that are part of multinational enterprise groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question. The CIT Act imposes a new corporate income tax for tax years starting on or after January 1, 2025 at a rate of 15% of net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). As part of the transition into the CIT Act, companies can elect to calculate an opening tax loss carryforward based on cumulative losses for 2020 to 2024, which can be used to offset taxable income beginning in 2025. Tax losses in Bermuda do not expire. Additionally, in general, income arising from international shipping is exempted from the scope of the CIT Act to the extent that certain requirements relating to strategic or commercial management in Bermuda are satisfied. No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025.We pay an annual government fee on our authorized share capital and share premium, which for 2024 is $20,105.

Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares, Series E Preferred Shares or Series F Preferred Shares or on any payments made on common shares, Series E Preferred Shares or Series F Preferred Shares.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series E Preferred Shares or Series F Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series E Preferred Shares or Series F Preferred Shares who or which is:

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

This summary deals only with common shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

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

Because United States tax consequences may differ from one holder to the next, the discussion set out below does not purport to describe all of the tax considerations that may be relevant to you and your particular situation. Accordingly, you are advised to consult your tax advisor as to the United States federal, state, local and other tax consequences of investing in the common shares, Series E Preferred Shares or Series F Preferred Shares.

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•	More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	Our common shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

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

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on one or more established securities markets in a country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Our common shares, our Series E Preferred Shares and Series F Preferred Shares and, until being redeemed on July 7, 2023, our Series D Perpetual Preferred Shares, were our sole classes of our issued and outstanding shares in 2023, were “primarily traded” on an established securities market in the United States (the New York Stock Exchange) in 2023 and we expect that will continue to be the case in subsequent years.

Table of Contents	89

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series E Preferred Shares and Series F Preferred Shares are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2023, and our Series Perpetual Preferred Shares which were listed on the New York Stock Exchange until being redeemed on July 7, 2023, our Series D Perpetual Preferred Shares we satisfied the listing requirement for 2023. We expect that we will continue to do so, with respect to our common shares, Series E Preferred Shares and Series F Preferred Shares for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2023 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series E Preferred Shares and Series F Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series E Preferred Shares, Series F Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series E Preferred Shares, Series F Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in 2023 and we expect to be the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that our common shares, Series E Preferred Shares, Series F Preferred Shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of our outstanding common shares, Series E Preferred Shares, Series F Preferred Shares are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common shares, Series E Preferred Shares, Series F Preferred Shares, which we refer to as the “5 Percent Override Rule.” For so long as the aggregate value of our common shares exceeds the aggregate value of our Series E Preferred Shares, Series F Preferred Shares, if our common shares meet the “regularly traded” test, our Series E Preferred Shares, Series F Preferred Shares do not need to meet this test.

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the SEC to identify persons who have a 5% or more beneficial interest in our common shares or, if our Series E Preferred Shares or Series F Preferred Shares are then entitled to vote, our Series E Preferred Shares or Series F Preferred Shares. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

Until such time, if any, as the Series E Preferred Shares and Series F Preferred Shares are entitled to vote, because Schedule 13G and Schedule 13D filings are only required for voting stock, it could be difficult to determine 5% Stockholders of our Series E Preferred Shares or Series F Preferred Shares. In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series E Preferred Shares or Series F Preferred Shares within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883 to preclude the common shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the our common shares, Series E Preferred Shares and Series F Preferred Shares for more than half the number of days during the taxable year.

Table of Contents	90

We do not believe that we were subject to the 5 Percent Override Rule for 2023. Therefore, we believe that we satisfied the Publicly-Traded Test for 2023. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series E Preferred Shares or Series F Preferred Shares, within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series E Preferred Shares or Series F Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

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

United States Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions that we make with respect to the common shares, Series E Preferred Shares and Series F Preferred Shares, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to United States holders as dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits (as determined for United States federal income tax purposes). Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a nontaxable return of capital to a United States holder and will be applied against and reduce the United States holder’s tax basis in its common shares. To the extent that distributions in excess of our current and accumulated earnings and profits exceed the tax basis of the United States holder in its common shares, Series E Preferred Shares and Series F Preferred Shares, the excess generally will be treated as capital gain.

Table of Contents	91

Qualifying dividends received by individuals are eligible for taxation at capital gains rates (currently 20% for individuals not eligible for a lower rate). We are a non-United States corporation for U.S. federal income tax purposes. Dividends paid by a non-United States corporation are eligible to be treated as qualifying dividends only if (i) the non-United States corporation is incorporated in a possession of the United States, (ii) the non-United States corporation is eligible for the benefits of a comprehensive income tax treaty with the United States or (iii) the stock with respect to which the dividends are paid is “readily tradable on an established securities market in the United States.” We will not satisfy either of the conditions described in clauses (i) and (ii) of the preceding sentence. We expect that distributions on our common shares, Series E Preferred Shares and Series F Preferred Shares that are treated as dividends will qualify as dividends on stock that is “readily tradable on an established securities market in the United States” so long as our common shares, Series E Preferred Shares and Series F Preferred Shares are traded on the New York Stock Exchange. In addition, dividends paid by a non-United States corporation will not be treated as qualifying dividends if the non-United States corporation is a “passive foreign investment company” (a “PFIC”) for the taxable year of the dividend or the prior taxable year. Our potential treatment as a PFIC is discussed below under the heading “—Passive Foreign Investment Company Considerations.” A dividend will also not be treated as a qualifying dividend to the extent that (i) the shareholder does not satisfy a holding period requirement that generally requires that the shareholder hold the shares on which the dividend is paid for more than 60 days during the 121-day period that begins on the date which is sixty days before the date on which the shares become ex-dividend with respect to such dividend, (ii) the shareholder is under an obligation to make related payments with respect to substantially similar or related property or (iii) such dividend is taken into account as investment income under Section 163(d)(4)(B) of the Internal Revenue Code. Legislation has been previously proposed in the United States Congress which, if enacted in its proposed form, would likely cause dividends on our shares to be ineligible for the preferential tax rates described above. There can be no assurance regarding whether, or in what form, such legislation will be enacted.

Special rules may apply to any “extraordinary dividend,” generally a dividend in an amount which is equal to or in excess of ten percent (in the case of our common shares) or five percent (in the case of our Series E Preferred Shares or Series F Preferred Shares) of a shareholder’s adjusted basis (or fair market value in certain circumstances) in such shares paid by us. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares and such dividend is treated as “qualified dividend income,” then any loss derived by a U.S. individual holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

Because we are not a United States corporation, a United States holder that is a corporation (or a United States entity taxable as a corporation) will not be entitled to claim a dividends received deduction with respect to any distributions paid by us.

Dividend income derived with respect to the common shares, Series E Preferred Shares and Series F Preferred Shares generally will constitute portfolio income for purposes of the limitation on the use of passive activity losses, and, therefore, generally may not be offset by passive activity losses, and, unless treated as qualifying dividends as described above, investment income for purposes of the limitation on the deduction of investment interest expense. Dividends that we pay will not be eligible for the dividends received deduction generally allowed to United States corporations under Section 243 of the Internal Revenue Code.

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

Sale or exchange

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” upon a sale or exchange of common shares, Series E Preferred Shares or Series F Preferred Shares to a person other than us or certain entities related to us, a United States holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the United States holder’s adjusted tax basis in the common shares, Series E Preferred Shares or Series F Preferred Shares. Any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the United States holder has held the common shares, Series E Preferred Shares or Series F Preferred Shares for more than one year.

Gain or loss realized by a United States holder on the sale or exchange of common shares, Series E Preferred Shares or Series F Preferred Shares generally will be treated as U.S.-source gain or loss for United States foreign tax credit purposes. A United States holder’s ability to deduct capital losses against ordinary income is subject to certain limitations.

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

We do not believe that we were classified as a PFIC for our taxable year ended December 31, 2023. Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard.

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

Taxation of United States Holders that Make No Election. If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series E Preferred Shares or Series F Preferred Shares, then, subject to the discussion of the qualified electing fund (“QEF”) and mark-to-market rules below, the United States holder will be subject to a special and adverse tax regime in respect of (1) gains realized on the sale or other disposition of our common shares, Series E Preferred Shares or Series F Preferred Shares and (2) distributions on our common shares, Series E Preferred Shares or Series F Preferred Shares to the extent that those distributions are treated as excess distributions. An excess distribution generally includes dividends or other distributions received from a PFIC in any taxable year of a United States holder to the extent that the amount of those distributions exceeds 125 percent of the average distributions made by the PFIC during a specified base period (or, if shorter, the United States holder’s holding period for the shares). A United States holder that is subject to the PFIC rules (1) will be required to allocate excess distributions received in respect of our common shares, Series E Preferred Shares or Series F Preferred Shares and gain realized on the sale of common shares, Series E Preferred Shares or Series F Preferred Shares to each day during the United States holder’s holding period for the common shares, (2) will be required to include in income as ordinary income the portion of the excess distribution or gain that is allocated to the current taxable year and to certain pre-PFIC years, and (3) will be taxable at the highest rate of taxation applicable to ordinary income for the prior years, other than pre-PFIC years, to which the excess distribution or gain is allocable, without regard to the United States holder’s other items of income and loss for such prior taxable years (“deferred tax”). The deferred tax for each prior year will be increased by an interest charge for the period from the due date for tax returns for the prior year to the due date for tax returns for the year of the excess distribution or gain, computed at the rates that apply to underpayments of tax. Pledges of PFIC shares will be treated as dispositions for purposes of the foregoing rules. In addition, a United States holder who acquires common shares, Series E Preferred Shares or Series F Preferred Shares from a decedent generally will not receive a stepped-up basis in the common shares, Series E Preferred Shares or Series F Preferred Shares. Instead, the United States holder will have a tax basis in the common shares, Series E Preferred Shares or Series F Preferred Shares equal to the lower of the fair market value of the common shares, Series E Preferred Shares or Series F Preferred Shares and the decedent’s basis.

Table of Contents	93

 If we are treated as a PFIC for any taxable year during which a United States holder holds our common shares, Series E Preferred Shares or Series F Preferred Shares and one of our subsidiaries also qualifies as a PFIC for such year, then such United States holder may also be subject to the PFIC rules with respect to its indirect interest in such subsidiary. No mark-to-market election will be available with respect to the indirect interest in the shares of such subsidiary and we currently do not intend to comply with reporting requirements necessary to permit the making of QEF elections in such circumstances.

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

Taxation of United States Holders that Make a Mark-to-Market Election. A United States holder that holds “marketable” stock in a PFIC may, in lieu of making a QEF election, avoid some of the unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. The common shares, Series E Preferred Shares or Series F Preferred Shares will be treated as marketable stock for a calendar year if the common shares, Series E Preferred Shares or Series F Preferred Shares are traded on the New York Stock Exchange, in other than de minimis quantities, on at least 15 days during each calendar quarter of the year. A United States holder that makes the mark-to-market election generally will be required to include in income each year as ordinary income an amount equal to the increase in value of the common shares, Series E Preferred Shares or Series F Preferred Shares for that year, regardless of whether the United States holder actually sells the common shares, Series E Preferred Shares or Series F Preferred Shares. The United States holder generally will be allowed a deduction for the decrease in value of the common shares, Series E Preferred Shares or Series F Preferred Shares for the taxable year, to the extent of the amount of gain previously included in income under the mark-to-market rules, reduced by prior deductions under the mark-to-market rules. Any gain from the actual sale of the PFIC stock will be treated as ordinary income, and any loss will be treated as ordinary loss to the extent of net mark-to-market gains previously included in income and not reversed by prior deductions.

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

If we were treated as a “controlled foreign corporation” for United States federal income tax purposes for the taxable year that included the termination date, then a United States holder could make a “deemed dividend” election with respect to our common stock, Series E Preferred Shares or Series F Preferred Shares. If a deemed dividend election is made, the United States holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described above under the heading “consequences of PFIC status.” The United States holder would increase his, her or its basis in our stock by the amount of the deemed dividend. Following a deemed dividend election, the United States holder would not be treated, for purposes of the PFIC rules, as having owned the stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we generally will be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, shares having 10% or more of the total voting power of our stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our shares.

Table of Contents	94

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of December 31, 2023, the Company was committed to one floating-to-fixed interest rate swap with a major financial institution with notional amount of $54.0 million in one non-hedging swap. The annualized impact resulting from a 0.25 percentage-point increase in interest rates will increase our loan interest rate payments by $3.9 million based on the outstanding amounts as of December 31, 2023, and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2023, which are sensitive to changes in interest rates, including our debt. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date.

Table of Contents	96

		Expected Maturities(1)
	Balance as of Dec. 31, 2023	2024	2025	2026	2027	2028	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,572.7	194.8	231.1	239.9	370.0	222.5	314.3
Weighted Average Interest Rate	6.68%	6.56%	5.17%	4.91%	4.92%	4.99%	4.61%
	1,572.7	194.8	231.1	239.9	370.0	222.5	314.3

(1)	These are the expected maturities based on the balances as of December 31, 2023.

(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on SOFR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2023, the Company entered into six bunker swap agreements with expiration dates December 2024 (three swaps), January 2024 (one swap), February 2024 (one swap) and March 2024 (one swap). As of April 12, 2024, the Company has 15 swap agreements that expire in December 2024 (three swaps) and July 2024 (four swaps), August 2024 (four swaps) and September 2024 (four swaps).

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2023, approximately 24.8% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2023 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2023, our management does not consider inflation to be a significant risk to direct costs in the current economic environment.

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

Table of Contents	97

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2023, was effective.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2023, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-4 hereof.

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

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2023 and 2022.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2023 and 2022 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2023 and 2022 (in Euros) was €693,000 and €666,750, respectively.

Audit-Related Fees

Ernst & Young (Hellas) provided services rendered in connection with the Company’s filling of a Registration Statement on Form F-3 with the SEC on August 4, 2023 which amounted to €19,950. In 2022 no other service classified in this category.

Tax Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2023 or 2022.

All Other Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2023 or 2022.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No equity securities were repurchased by the Company in the years ended December 31, 2023 and 2022.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

Pursuant to certain exceptions for foreign private issuers, we are not required to comply with certain of the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, pursuant to Section 303A.11 of the NYSE Listed Company Manual and the requirements of Form 20-F, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our stockholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below. We may issue shares of our authorized share capital with the approval of our board of directors, in accordance with Bermuda law, and without shareholder approval, including with respect to equity compensation plans.

Table of Contents	99

        Item 16H. Mine Safety Disclosure

Not Applicable.

 Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J. Insider Trading Policies.

Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will only be applicable to the Company from the fiscal year ending on December 31, 2024.

Item 16K. Cybersecurity

Risk Management and Strategy

In the rapidly evolving landscape of modern maritime operations, cybersecurity stands as a vital enabler. With the continual influx of disruptive technologies to meet industry demands and the rise of new cybersecurity threats, the Company acknowledges the necessity of integrating cyber risk management into our safety management system. Adequate investment in security technologies, systems, processes, and personnel is essential to support this endeavor effectively.

Given the multifaceted nature of cybersecurity threats, establishing a comprehensive approach is challenging. However, recognizing the vulnerabilities inherent in our global supply chain ecosystem and the volatile geopolitical environment, we prioritize ongoing review and updates to our strategy, with a focus on key risk areas.

The imperative to deliver applications and information securely across diverse devices underscores the need for robust cybersecurity measures, both ashore and aboard vessels. To this end, our cybersecurity risk management encompasses several key components:

1.	Employee Training and Awareness: Regular training sessions and awareness programs reinforce our Acceptable Use Policies, recognizing the crucial role of the human element in defending against cyber threats.
2.	Technical Measures: Implementation of industry-accepted technical safeguards, including network configurations, access controls, and detection software, helps fortify our systems against cyber incidents.
3.	Continuous Monitoring: We employ ongoing monitoring mechanisms to track internal and external cybersecurity threats, ensuring timely response and mitigation.
4.	Knowledge Sharing: Engagement in webinars, seminars, and forums facilitates the gathering and dissemination of threat intelligence, enriching our internal audit and compliance efforts.
5.	Third-party Evaluations: Periodic assessments by external consultants help evaluate the effectiveness of our security controls and identify potential vulnerabilities.

Regular audits and reviews of our cybersecurity policies and controls, conducted both internally and externally, provide assurance of our commitment to maintaining robust defenses. Incidents are promptly reported, assessed, and escalated as necessary, with incident response processes geared towards minimizing impact and ensuring business continuity.

Governance

Our governance structure ensures oversight of cybersecurity risks, with findings and recommendations reported to the Audit Committee (AC) or Operational, Safety and Environmental Committee (OSE) of the Board to Directors and Management. Our audit committee oversees cybersecurity risks and incidents, ensuring compliance with disclosure requirements, collaborating with law enforcement, and addressing related financial and operational risks. Management regularly discusses cyber risks and trends with the audit committee.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. (see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company— Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period, our business could be harmed.”).

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

Number Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

1.4	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.2 to the Company’s Form 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

2.1	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

Table of Contents	100

2.2	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

2.3	Description of Securities (filed herewith)

4.1	Tsakos Energy Navigation Limited 2012 Incentive Plan (filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F filed with the SEC on April 29, 2013 and hereby incorporated by reference)

4.2	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

97.1	Compensation Recovery Policy (filed herewith)

101.INS	Inline XBRL Instance Document (filed herewith)

101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Table of Contents	101

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	Chief Executive Officer
Date:	April 19, 2024

Table of Contents	102

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 19, 2024 expressed an unqualified opinion thereon.

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

Recoverability assessment and impairment measurement of vessels, including right-of-use assets under operating leases

Description of the matter

As of December 31, 2023, the carrying value of the Company’s vessels, including right-of-use assets under operating leases, plus any unamortized dry-docking costs and leasehold improvements (hereinafter, the “carrying value of a vessel or a right-of-use asset”) was $2,675,303 thousands. As discussed in Notes 1(i), 1(q) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets under operating leases for impairment, whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset, might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the carrying value of a vessel or a right of use asset, to its future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of the vessel or over the remaining lease term of the right-of-use asset under operating lease. Where the carrying value of a vessel or a right-of-use asset exceeds its future undiscounted net operating cash flows, management recognizes an impairment loss equal to the excess of its carrying value over its fair value, determined as per ASC 820 - Fair Value Measurements (“ASC 820”). As of December 31, 2023, the Company determined that the carrying value of the Liquified Natural Gas (“LNG”) vessel Neo Energy, was not recoverable and was impaired. The Company determined the fair value of this vessel through a combination of future discounted net operating cash flows and third-party valuations. As a result, the Company recognized a $26,367 thousands impairment charge.

Auditing management’s recoverability assessment of the Company’s vessels and right-of use-assets under operating leases and the impairment measurement of vessel Neo Energy were complex, given the judgement and estimation uncertainty involved in determining the assumptions of (i) the future charter rates when forecasting the undiscounted, and for the vessel Neo Energy the discounted, net operating cash flows, and (ii) for the vessel Neo Energy, the discount rate. The future charter rates are subjective as they involve the development and use of assumptions about the tanker and LNG shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right-of-use assets under operating leases. Changes in the discount rate may significantly impact the recoverable amount of the vessel Neo Energy and therefore the impairment charge recognized. The future charter rates and discount rate assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates and the discount rate.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate whether there was an impairment, against the accounting guidance in ASC 360.

To test management’s future undiscounted net operating cash flows, our procedures included, among others, comparing the future vessel and right-of-use asset under operating lease charter rates for non-contracted revenue days, against internal and external market data sources, such as available market data from various analysts, and historical data for the vessels or right-of-use assets under operating leases.

To test management’s future discounted net operating cash flows for the vessel Neo Energy, we compared the significant assumptions such as future charter rates for LNGs, used to estimate market participant cash flows, against available external market data sources. We also involved internal valuation professionals with specialized skills and knowledge, who assisted in our evaluation of the Company’s discount rate, by comparing it to independently developed estimates using publicly available data from comparable entities in the LNG sector.

Our procedures also included performing sensitivity analyses to assess the impact of changes to future charter rates and, for the vessel Neo Energy, the discount rate, in the determination of the future undiscounted and discounted net operating cash flows, evaluating the accuracy of the forecasts by comparing actual results to management’s historical forecasts and testing the completeness and accuracy of the future charter rates data used within the forecasts and the data used to determine the discount rate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 19, 2024

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 19, 2024 expressed an unqualified opinion thereon.

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

April 19, 2024

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2023, AND 2022 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2023	2022
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$372,032	$304,367
Restricted cash	4,662	5,072
Margin deposits	4,270	4,270
Trade accounts receivable, net (Note 1(f))	46,698	78,198
Capitalized voyage expenses	1,448	1,904
Due from related parties (Note 2)	5,287	8,889
Advances and other	26,275	15,560
Vessels held for sale (Note 1(j))	20,985	61,626
Inventories	22,513	26,217
Prepaid insurance and other	3,913	6,818
Current portion of financial instruments—Fair value	1,253	193
Total current assets	509,336	513,114
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	36,969	58,706
RIGHT OF USE ASSETS UNDER FINANCE LEASES (Note 3)	—	41,851
LONG-TERM RECEIVABLE (Note 3)	23,812	23,307
INVESTMENT IN DEBT SECURITIES	5,064	—
FIXED ASSETS (Note 4)
Advances for vessels under construction	150,575	46,650
Vessels	3,616,223	3,552,607
Accumulated depreciation	(1,016,202)	(972,032)
Vessels’ Net Book Value	2,600,021	2,580,575
Total fixed assets	2,750,596	2,627,225
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	38,313	44,372
Total assets	$3,364,090	$3,308,575
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$191,974	$201,046
Payables	40,207	48,156
Due to related parties (Note 2)	3,558	7,439
Accrued liabilities	33,391	36,196
Unearned revenue (Note 1n)	31,902	26,049
Current portion of obligations under operating leases (Note 3)	21,031	21,737
Current portion of financial liability under operating leases (Note 3)	1,067	1,031
Current portion of financial liability under finance leases (Note 3)	—	28,033
Current portion of financial instruments—Fair value	72	—
Total current liabilities	$323,202	$369,687
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,370,683	1,376,831
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	15,937	36,969
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	1,097	2,164
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	524	5
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2023 and 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares, 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2022.	11,493	15,010
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2023 and December 31, 2022; 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2023 and December 31, 2022.	150,919	150,919
Additional paid-in capital	912,214	993,368
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income	2,485	7,665
Retained earnings	548,237	311,726
Total Tsakos Energy Navigation Limited stockholders’ equity	1,618,557	1,471,897
Non-controlling interest	34,090	51,022
Total stockholders’ equity	1,652,647	1,522,919
Total liabilities and stockholders’ equity	$3,364,090	$3,308,575

The accompanying notes are an integral part of the consolidated financial statements.

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2023	2022	2021
VOYAGE REVENUES:	$889,566	$860,400	$546,120
EXPENSES:
Voyage expenses	155,724	209,890	198,078
Charter hire expense	24,680	32,774	30,056
Vessel operating expenses	194,914	190,268	173,277
Depreciation and amortization	144,241	140,821	143,253
General and administrative expenses	33,339	29,854	29,130
(Gain) Loss on sale of vessels (Note 4)	(81,198)	440	5,817
Impairment charges (Note 4)	26,367	—	86,368
Total expenses	498,067	604,047	665,979
Operating income (loss)	391,499	256,353	(119,859)
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(100,821)	(50,253)	(31,407)
Interest income	14,582	2,000	703
Other, net	(176)	366	(18)
Total other expenses, net	(86,415)	(47,887)	(30,722)
Net income (loss)	305,084	208,466	(150,581)
Less: Net income attributable to the non-controlling interest	(4,902)	(4,232)	(820)
Net income (loss) attributable to Tsakos Energy Navigation Limited	$300,182	$204,234	$(151,401)
Effect of preferred dividends (Note 10)	(30,184)	(34,724)	(33,603)
Deemed dividend on Series D Preferred Shares (Note 10)	(3,256)	—	—
Undistributed income to Series G participants	—	(1,250)	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares	—	—	(2,171)
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$266,742	$168,260	$(187,175)
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited common stockholders	$9.04	$6.02	$(9.53)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited common stockholders	$9.04	$6.01	$(9.53)
Weighted average number of shares, basic	29,505,603	27,970,799	19,650,307
Weighted average number of shares, diluted	29,505,603	28,188,064	19,650,307

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2023	2022	2021
Net income (loss)	$305,084	$208,466	$(150,581)
Other comprehensive income (loss)
Unrealized (loss) income on interest rate swaps, net	(5,180)	24,840	19,819
Comprehensive income (loss)	299,904	233,306	(130,762)
Less: comprehensive income attributable to the non-controlling interest	(4,902)	(4,232)	(820)
Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$295,002	$229,074	$(131,582)

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Partial redemption of Series G Convertible Preferred Shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per common share)						(1,978)		(1,978)		(1,978)
Dividends paid on Class B preferred Shares of Subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income						204,234		204,234	4,232	208,466
Issuance of Common Shares	—	23,167	20,674		—			43,841		43,841
Partial redemption of Class B preferred shares of subsidiary									(2,500)	(2,500)
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)					—		—
Sale of Series D preferred shares	—		1					1		1
Sale of Series E preferred shares	2		50					52		52
Sale of Series F preferred shares	6		133					139		139
Cash dividends paid ($0.10 per and $0.15 common share)						(7,289)		(7,289)		(7,289)
Dividends paid on Class B preferred shares of subsidiary									(1,698)	(1,698)
Dividends paid on Series D preferred shares						(7,694)		(7,694)		(7,694)
Dividends paid on Series E preferred shares						(10,975)		(10,975)		(10,975)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Dividends paid on Series G Convertible preferred shares						(31)		(31)		(31)
Other comprehensive income							24,840	24,840		24,840
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income						300,182		300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary									(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)		—	(3,256)		(87,927)		(87,927)
Cash dividends paid ($1.0 per common share)						(29,508)		(29,508)		(29,508)
Dividends paid on Class B preferred shares of subsidiary									(1,446)	(1,446)
Dividends paid on Series D preferred shares						(3,907)		(3,907)		(3,907)
Dividends paid on Series E preferred shares						(10,976)		(10,976)		(10,976)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Other comprehensive loss							(5,180)	(5,180)		(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(expressed in thousands of U.S. dollars)

	2023	2022	2021
Cash Flows from Operating Activities:
Net income (loss)	$305,084	$208,466	$(150,581)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	122,811	120,459	126,821
Amortization of deferred dry-docking costs and leasehold improvements	21,124	19,246	16,432
Amortization of deferred finance costs	3,623	4,052	3,246
Amortization of Right of use assets for finance lease	306	1,116	—
Amortization of revenue escalation	(3,984)	(2,004)	—
Interest expense on long term receivable, net	(505)	(403)	(32)
Interest income from debt securities	(64)	—	—
Change in fair value of derivative instruments	(5,868)	(5,923)	(12,054)
(Gain) Loss on sale of vessels	(81,198)	440	5,817
Impairment charges	26,367	—	86,368
Payments for dry-docking	(19,071)	(29,445)	(27,157)
Proceeds from swaps terminations	—	16,195	—
(Increase) Decrease in:
Receivables and other, net	28,371	(35,238)	(1,327)
Margin deposits	—	1,579	304
Inventories	3,704	(3,299)	(1,105)
Prepaid insurance and other	2,905	(4,957)	(445)
Capitalized voyage expenses	456	(65)	(238)
Increase (Decrease) in:
Payables and other	(11,830)	(27,064)	23,365
Accrued liabilities	(2,805)	8,345	(12,700)
Unearned revenue	5,853	17,029	(3,603)
Net Cash provided by Operating Activities	395,279	288,529	53,111
Cash Flows from Investing Activities:
Advances for vessels under construction	(134,741)	(31,809)	(55,605)
Vessel acquisitions and/or improvements	(163,644)	(301,560)	(5,623)
Investment in debt security	(5,000)	—	—
Proceeds from sale of vessels	165,944	31,555	53,224
Net Cash used in Investing Activities	(137,441)	(301,814)	(8,004)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	411,424	701,105	189,758
Financing costs	(3,952)	(6,296)	(1,270)
Payments of long-term debt and other financial liabilities	(426,315)	(494,171)	(318,904)
Payments on principal portion of financial liabilities	(1,564)	(2,933)	—
Purchase of treasury stock	—	—	(168)
Redemption of Series D preferred shares	(87,927)	—	—
Redemption of Series B preferred shares	(20,388)	(2,500)	—
Proceeds from stock issuance program, net	—	43,841	53,476
Proceeds from preferred stock issuance, net	—	192	23,741
Cash dividends	(61,861)	(43,711)	(36,314)
Net Cash (used in) provided by Financing Activities	(190,583)	195,527	(89,681)
Net increase (decrease) in cash and cash equivalents and restricted cash	67,255	182,242	(44,574)
Cash and cash equivalents and restricted cash at beginning of period	309,439	127,197	171,771
Cash and cash equivalents and restricted cash at end of period	$376,694	$309,439	$127,197
Interest paid
Cash paid for interest net of amounts capitalized	$101,344	$48,946	$40,840
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	372,032	304,367	117,192
Restricted cash	4,662	5,072	10,005
Total Cash and cash equivalents and restricted cash	376,694	309,439	127,197

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

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

The Company owns and operates a fleet of crude oil and product carriers including five vessels chartered-in and three liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

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

(e)  Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash. Interest earned on cash and cash equivalents and cash deposits is presented as interest income in the accompanying consolidated statements of comprehensive income (loss).

Table of Contents	F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f)  Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2023, 2022 and 2021, the Company had no write offs of trade accounts receivable, deemed uncollectible.

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

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2023, and December 31, 2022.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2023, and December 31, 2022, as their balances were immaterial.

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

(h)  Fixed Assets: Fixed assets consist of vessels and vessels under construction. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and upon delivery of new buildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021, and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the average demolition prices prevailing in the market during the last four years for which historical data were available. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net income (loss) for the years ended December 31, 2023, 2022 and December 31, 2021, by $3.2 million, $3.1 million, $746 or $0.11, $0.10, $0.04 per weighted average number of shares, both basic and diluted, respectively.

Table of Contents	F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(i)  Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels and right-of-use-assets under finance leases for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs or right-of-use-assets under finance leases including any unamortized leasehold improvements (Note 1(k)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used and the right-of-use assets under finance leases are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, over the fair market value of the asset. The Company determines the fair value of its vessels and right-of use-assets under finance leases based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2023, indicated an impairment charge of $26,367 compared to $nil for the year ended December 31, 2022, and $86,368 for the year ended December 31, 2021 (Note 4). The review of the rights-of-use-assets under finance leases in connection with the estimated recoverable amount for the Company’s rights-of-use-assets as of December 31, 2022, indicated no impairment charge. The Company had no right-of-use-assets under finance leases as of December 31, 2023.

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2023, and 2022, indicated no impairment charge.

(j)  Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. On December 6, 2023, the Company considered that the suezmax tanker Eurochampion 2004 met the criteria to be classified as held for sale and reclassified the amount of $20,985 as held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. Vessel delivered to its new owner on January 11, 2024. On December 14, 2022, the Company considered that the handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon met the criteria to be classified as held for sale and reclassified the amount of $61,626 in vessels held for sale. There was no impairment charge for vessels classified as held for sale as of December 31, 2023, and 2022.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

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

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income (loss). Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

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

The Company has five sale and leaseback transactions accounted for as operating leases and one accounted for as a financing arrangement as of December 31, 2023, and 2022. Two vessels were accounted as finance leases as of December 31, 2022, and nil as of December 31, 2023 (Note 3 & 6).

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(n)  Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $348,860, $405,104 and $255,017 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, receivables from voyage charters and contracts of affreightment amounted to $31,543 and $50,653 respectively, the majority of them collected upon completion of the voyage.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Revenues from time, bareboat and pooling charter arrangements amounted to $540,706, $455,296, and $291,103 for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company's vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2023 and 2022, the Company has recorded loss of hire recoveries amounting to $5,400 and $4,995, respectively, included in voyage revenues of the consolidated statements of comprehensive income (loss).

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2023, to fulfill contracts were $7,528. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2023 and 2022, receivables from voyage related and operating reimbursable expenses amounted to $1,555 and $2,844, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2023 and 2022, the Company has recorded insurance recoveries amounting to $8,867 and $6,980, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income (loss).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $17,391 ($13,574 as of December 31, 2022) and to revenue resulting from charter agreements with varying rates at the amount of $14,511 ($12,475 as at December 31, 2022).

Customers’ concentration: Voyage revenues for 2023, 2022 and 2021 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2023	2022	2021
A	22%	13%	14%
B	10%	8%	11%
C	9%	8%	8%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2022, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR or another eligible reference rate remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period. During 2023, the Company’s loans’ transition from LIBOR to SOFR was completed, and as such, the Company does not expect any further material impact on its consolidated financial statements from the adoption of this ASU.

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

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. In 2022, the holders of Series G Preferred Shares exercised their option to convert Series G Preferred Shares to common shares and proceeded to the conversion of all outstanding 459,286 Series G Preferred Shares into 306,190 common shares. As of December 31, 2023, and 2022, there were no outstanding Series G Preferred Shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

(v) Investment in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in earnings. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

(w) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

New Accounting Pronouncements—Not Yet Adopted

Furthermore, in November 2023, FASB issued ASU 2023-07, "Segment Reporting - Improvements," introducing updates to segment expense disclosures. Significant segment expenses must now be separately reported, including direct expenses, shared expenses, and allocated corporate overhead. ASU 2023-07 also mandates segment-related disclosures for entities with a single reportable segment. Effective for public entities starting fiscal years after December 15, 2023, with early adoption permitted. The Company anticipates no significant impact on its financial statements upon adoption.

Table of Contents	F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

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

On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1, for the handymaxes Afrodite and Ariadne remained at $27.5, for the suezmax tanker Decathlon $28.5 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 and $34.3 for the LNG carrier Tenergy.

On January 1, 2023, monthly fees for operating conventional vessels were $30.0, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $29.7, for third-party managed vessels, the handymaxes Afrodite and Ariadne (up to the sale, March 7, 2023 and February 16, 2023, respectively) and the aframax Ise Princess were $28.9, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $21.0, $36.0 for the DP2 suezmax shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $45.1 and $36.7 for the LNG carrier Tenergy. Monthly fees for VLCC Dias I, which is managed by a third-party manager, remained at $28.7. Monthly fees for the suezmax Decathlon, which is managed by a third-party manager amounted to $28.4.

The Management Company, for services rendered, charged $19,503, $20,228 and $20,203 for the years ended December 31, 2023, 2022 and 2021, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income (loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2023, 2022 and 2021, an award of $5,000, $1,000, and $500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income (loss).

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company, is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2023, are $22,886 for 2024, $23,154 for 2025, $22,848 for 2026, $22,488 for 2027, $22,368 for 2028 and $95,076 from 2029 to 2033.

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, and until April 30, 2022. From May 1, 2022, monthly fees amount to $21.0. These fees in total amounted to $1,897, $1,107 and $530 for the years ended December 31, 2023, 2022 and 2021, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2023, the amount due to the Management Company was $157 ($165 at December 31, 2022).

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, where TST assumed all technical management responsibilities for all vessels under TSM structure. TSM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $567, $1,947 and $2,186 for the years ended December 31, 2023, 2022 and 2021, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income (loss).

At December 31, 2023, the amount due from TSM was $5,287 ($8,889 at December 31, 2022), relating to advance payments on vessel operating expenses.

In February 2023, TST (Note 2(c)) assumed all technical management responsibilities for all vessels under the TSM structure.

TSM has a 25% share in a manning agency, located in the Philippines, named TSM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TSM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“TST”): The Management Company appointed Tsakos Shipping to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TST for technical services rendered charged $1,203, $nil, $nil for the years ended December 31, 2023, 2022 and 2021, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2023, the amount due from Tsakos Shipping as technical manager was $1,098 ($nil at December 31, 2022).

Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income (loss). Tsakos Shipping also provides sale and purchases of vessels brokerage service. In 2023, 2022 and 2021, Tsakos Shipping charged a brokerage commission of $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite, $326 (representing 1.0% of the sale price) for the sale of the aframax tanker Proteas and the panamax tanker Inca and $96 (representing 1% of the sale price) for the sale of the panamax tanker Maya respectively. Tsakos Shipping may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. In 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto, both delivered in 2022. In 2022 and 2021, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business.

Tsakos Shipping for chartering services rendered charged $11,026, $10,684 and $6,821 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the amount due to Tsakos Shipping as commercial manager was $1,501 ($3,217 at December 31, 2022). At December 31, 2023, an amount of $667 ($506 at December 31, 2022) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $14,420, $10,965 and $10,002 for the years ended December 31, 2023, 2022 and 2021, respectively. At December 31, 2023, the amount due to Argosy was $2,468 ($3,569 at December 31, 2022). At December 31, 2023, an amount of $328 ($259 at December 31, 2022) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $6,589, $6,437, and $5,098 for the years ended December 31, 2023, 2022 and 2021, respectively.

At December 31, 2023, the amount due to AirMania was $530 ($488 at December 31, 2022).

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Right-of-use assets and lease liabilities

Operating leases

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2023, the Company has classified the seller’s credit as long-term receivable amounting to $11,479, which is due to be received on January 9, 2025. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $4,320. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $2,164 (current portion $1,067 and non-current portion $1,097) as of December 31, 2023, and $3,195 (current portion $1,031 and non-current portion $2,164) as of December 31, 2022.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2023, the Company has classified the seller’s credit, as long-term receivable amounting to $8,013. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in (gains) loss on sale of vessels in the accompanying consolidated statement of comprehensive income (loss).

At December 31, 2023 and 2022, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2023, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $22,304 for the two suezmaxes Arctic and Antarctic, $5,607 for the aframax tanker Sakura Princess and $9,058 for the two suezmaxes Archangel and Alaska, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 3.59% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 1.02, 1.98 and 2.49 years, respectively, as at December 31, 2023 and 2.02, 2.98 and 3.49 years, respectively, as at December 31, 2022. As at December 31, 2023 and 2022, both the right-of use assets and the corresponding obligation under operating leases were $36,969 (current portion $21,031 and non-current portion $15,937) and $58,706 (current portion $21,737 and non-current portion $36,969), respectively.

Year	Lease Commitment
2024	$25,958
2025	15,332
2026	4,992
Minimum net lease payments	$46,282
Less: Present value discount	(7,149)
Total Obligations under operating leases and financial liability (current and non-current portion)	$39,133

The Company has subleased all five vessels and recognized sublease revenue, net of voyage expenses of $77,414 and $54,877, for the years ended December 31, 2023, and 2022 respectively, and seven vessels that the Company has recognized sublease revenue, net of voyage expenses of $16,202 for the year ended December 31, 2021.

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company classified the above transaction as a finance lease, as of the effective date of the modification. In addition, as per ASC 842-10-25-11 the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of 3.9%. The Company applied the previous seller’s credit as a prepayment in accordance with the agreement as per which the amount of $13,000 applied as partial payment to repurchase the vessels upon exercise of the repurchase options. The lease liability under finance leases as of October 20, 2022, amounted to $29,968. The corresponding right-of-use assets were adjusted upon remeasurement of the lease liability to $42,968. The Company’s lease liability under finance leases was increased by $229 during the year ended December 31, 2022, presented in the Company’s consolidated statements of comprehensive income (loss) under interest and finance costs, while reduced by $2,164 to reflect the lease payments made during the period, resulting in a total balance of $28,033 as at December 31, 2022. The amount of the right-of-use assets amortized on a straight-line method based on the estimated remaining economic lives of the vessels and presented in the Company’s consolidated statements of comprehensive income (loss) under depreciation and amortization. The Company’s right-of-use assets were amortized by $1,116, resulting in a total amount of $41,851 as at December 31, 2022. The weighted average remaining lease term for each of the two suezmaxes, Eurochampion 2004 and Euronike was 0.05 years, as at December 31, 2022. During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel. The Company subleased both vessels, the amount of $17,916 was recognized as sublease revenue, net of voyage expenses for the operating lease period from January 1, 2022, until October 20, 2022. The amount of $5,809 was recognized for the finance lease period from January 1, 2023, until February 14, 2023, and February 21, 2023, for Eurochampion 2004 and Euronike, respectively. The amount of $4,407 was recognized for the finance lease period  from October 20, 2022, until December 31, 2022, for both vessels.

4. Vessels

Acquisitions

On February 14, 2023, and February 21, 2023, the Company acquired the two suezmaxes, Eurochampion 2004 (Sea Serenity Shipping Corp.) and Euronike (Stardust Shiptrade Inc), respectively, that were previously classified as finance leases (Note 3). On September 21, 2023 and October 26, 2023, the Company took delivery of the newbuilding aframax tankers Njord DF (Arionas Marine S.A.) and Ran DF (Gudne Marine Corp.), respectively, for an aggregate cost of $155,677.

On January 12, 2022, July 6, 2022, and October 10, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy (Briety Shipping Inc.), the newbuilding DP2 Shuttle tanker Porto (Ostria Maritime Limited) and the VLCC carrier Dias I (Aquila Maritime Limited), respectively, for an aggregate cost of $384,574.

Sales

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165,944, realizing total gain of $81,198.

In 2022, the Company sold its the aframax tanker, Proteas, and its panamax tanker, Inca, for net proceeds of $31,555, realizing a loss of $440. In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121.

The net (gains) losses from the sale of the vessels are separately reflected in the accompanying consolidated statements of comprehensive income (loss).

Impairment

As of December 31, 2023, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating leases. This review indicated that events and circumstances changed during 2023 and that the carrying amount of the LNG carrier Neo Energy, built in 2007 was not recoverable. The fair value of this vessel as at December 31, 2023 was determined based on Level 3 inputs of the fair value hierarchy, through a combination of future discounted net operating cash flows, and third party valuations (Note 14(c)). More specifically, the Company’s future discounted net operating cash flows for this vessel were determined using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and daily rate of $42.9, based on ten-year historical average for LNG carriers. Based on this evaluation the Company determined that the carrying value of the LNG carrier Neo Energy should be impaired. Consequently, its carrying value of $114,367 has been written down to $88,000, and an impairment charge of $26,367 has been recorded.

In 2022, there was no indication of an impairment charge. In 2021, there was an impairment charge of $86,368 relating to Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas.

Impairment charges are separately reflected in the accompanying consolidated statements of comprehensive income (loss).

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $33,682 and $34,816 at December 31, 2023 and 2022, respectively. Leasehold improvements for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax Sakura Princess amounted to $4,631, at December 31, 2023 ($9,556 for the suezmaxes Eurochampion 2004, Euronike, Archangel, Alaska, Arctic, Antarctic and the aframax tanker Sakura Princess, at December 31, 2022). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income (loss).

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long –term debt and other financial liabilities

Long-term debt

Facility	2023	2022
Loans	1,411,779	1,417,341
Less: Deferred finance costs, net	(8,046)	(7,354)
Total long-term debt	1,403,733	1,409,987
Less: Current portion of debt	(185,516)	(194,353)
Add: Deferred finance costs, current portion	2,532	2,272
Long-term debt, net of current portion and deferred finance costs	1,220,749	1,217,906

Loan balances outstanding at December 31, 2023, amounted to $1,411,779. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between May 2024 and October 2031. Interest rates on the outstanding loans as at December 31, 2023, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

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

On March 29, 2023, the Company signed a new five-year loan agreement amounting to $72,150 relating to the refinancing of the aframax tankers, Sola TS and Oslo TS. On March 31, 2023, the Company drew down the amount of $72,150 and on March 31, 2023, and on April 3, 2023, prepaid the amounts of $25,973 and $25,650, respectively. The new loan is repayable in ten semi-annual installments of $3,006, commencing six months after the drawdown date, plus a balloon of $42,090 payable together with the last installment.

On March 31, 2023, the Company signed a new five-year loan agreement amounting to $70,000 relating to the refinancing of the aframax tankers, Marathon TS and Stavanger TS. On April 20, 2023, the Company drew down the amount of $70,000 and prepaid the amount of $63,364. The new loan is repayable in ten semi-annual installments of $2,850, commencing six months after the drawdown date, plus a balloon of $41,500 payable together with the last installment.

On June 9, 2023, the Company signed a new five-year loan agreement amounting to $49,000 relating to the refinancing of the aframax tankers, Asahi Princess and Parthenon TS. On June 14, 2023, the Company drew down the amount of $49,000 and prepaid the amount of $35,596. The new loan is repayable in ten semi-annual installments of $3,062.5, commencing six months after the drawdown date, plus a balloon of $18,375 payable together with the last installment.

On December 22, 2023, the Company signed a new seven-year loan agreement amounting to $100,000 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Paris 24. The new loan is repayable in fourteen semi-annual installments of $2,777.77, commencing six months after the delivery of the vessel, plus a balloon of $61,111.11 payable together with the last installment. The first drawdown of $12,932 was made on January 10, 2024, for the payment of the second installment of the shipbuilding yard.

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On March 1, 2024, the Company signed a new five-year loan agreement amounting to $245,000 to finance the acquisition of the five vessels, Alpes, Poppy S, Aspen, Mystras DF and Montmartre DF. The new loan is repayable in ten semi-annual installments of i) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, ii) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, iii) $1,615.5, commencing six months after the delivery of the vessel, plus a balloon of $25,845 payable together with the last installment, iv) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment, and v) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment.

On March 13, 2024, the Company signed a new seven-year loan agreement amounting to $103,456 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Athens 04. The new loan is repayable in fourteen semi-annual installments of $2,873.77, commencing six months after the delivery of the vessel, plus a balloon of $63,223.108 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2023, interest rates on the bank loans ranged from 6.40% to 8.27%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2023	6.68%
Year ended December 31, 2022	3.91%
Year ended December 31, 2021	2.02%

Loan movements throughout 2023:

Loan	Origination Date	Original Amount	Balance at January 1, 2023	New Loans	Prepaid	Repaid	Balance at December 31,2023
6-year term loan	2014	193,239	25,973	—	25,973	—	—
8-year term loan	2014	39,954	32,322	—	31,026	1,296	—
7-year term loan	2015	44,800	24,000	—	—	24,000	—
12-year term loan	2016	309,824	79,122	—	—	10,069	69,053
7 1/2-year term loan	2017	85,000	56,666	—	—	5,666	51,000
8-year term loan	2018	82,752	70,110	—	—	4,596	65,514
5-year term loan	2018	62,500	41,500	—	38,500	3,000	—
5-year term loan	2019	38,250	11,544	—	—	4,616	6,928
4-year term loan	2019	26,000	13,000	—	10,400	2,600	—
7-year term loan	2019	56,352	50,716	—	—	2,818	47,898
10-year term loan	2019	54,387	48,169	—	—	3,011	45,158
7-year term loan	2019	72,000	57,600	—	—	4,800	52,800
5-year term loan	2019	71,036	54,449	—	25,649	2,400	26,400
5-year term loan	2019	36,000	28,800	—	27,600	1,200	—
5-year term loan	2019	35,000	25,454	—	—	3,182	22,272
5-year term loan	2020	16,800	9,555	—	—	2,730	6,825
5-year term loan	2020	70,000	44,871	—	—	11,217	33,654
5-year term loan	2020	40,000	33,582	—	32,338	1,244	—
6-year term loan	2020	37,500	31,821	—	—	2,652	29,169
5-year term loan	2020	47,000	27,300	—	7,996	7,501	11,803
5-year term loan	2021	44,500	28,318	—	—	8,091	20,227
5-year term loan	2021	26,000	24,000	—	—	2,000	22,000
4-year term loan	2021	38,000	22,974	—	—	3,662	19,312
4-year term loan	2021	48,750	41,750	—	41,750	—	—
7-year term loan	2021	74,500	74,500	—	—	4,173	70,327
5-year term loan	2022	62,000	59,250	—	—	5,500	53,750
6-year term loan	2022	67,500	63,000	—	—	9,000	54,000
5-year term loan	2022	25,200	23,695	—	—	3,010	20,685
8-year term loan	2022	118,400	14,800	103,600	—	—	118,400
5-year term loan	2022	42,000	42,000	—	—	5,442	36,558
6-year term loan	2022	67,500	67,500	—	—	9,000	58,500
5-year term loan	2022	189,000	189,000	—	—	11,812	177,188
5-year term loan	2023	85,000	—	72,274	—	6,547	65,727
5-year term loan	2023	72,150	—	72,150	—	3,006	69,144
5-year term loan	2023	70,000	—	70,000	—	2,850	67,150
5-year term loan	2023	49,000	—	49,000	—	3,063	45,937
8-year term loan	2023	118,400	—	44,400	—	—	44,400
Total			1,417,341	411,424	241,232	175,754	1,411,779

Table of Contents	F- 22

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

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

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $75,026 at December 31, 2023, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2023, the Company and its subsidiaries had thirty loan agreements, totaling $1,411,779. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2023.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2023, are as follows:

Year	Amount
2024	$185,516
2025	221,789
2026	230,601
2027	360,704
2028	213,127
2029 and thereafter	200,042
Total	$1,411,779

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2023	December 31, 2022
Other financial liabilities	$160,912	$170,241
Less: Deferred finance costs, net	(1,988)	(2,351)
Total other financial liabilities, net	158,924	167,890
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	338	363
Other financial liabilities, net of current portion and deferred finance costs	$149,934	$158,925

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

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

As of December 31, 2023, the annual principal payments of Other financial liabilities required to be made after December 31, 2023, are as follows:

Year	Amount
2024	$9,328
2025	9,328
2026	9,328
2027	9,328
2028	9,328
2029 and thereafter	114,272
$160,912

7. Interest and Finance Costs, net

	2023	2022	2021
Interest expense	106,727	56,673	39,294
Less: Interest capitalized	(4,923)	(1,219)	(718)
Interest expense, net	101,804	55,454	38,576
Interest expense on redeemable preferred shares	791	—	—
Bunker swap, put and call options cash settlements	288	(9,912)	(448)
Bunker put options premium	—	—	(35)
Amortization of deferred finance costs	3,623	4,052	3,246
Bank charges	237	410	164
Discount of long-term receivables	—	350	440
Amortization of deferred gain on termination of financial instruments	(5,265)	(618)	—
Change in fair value of non-hedging financial instruments	(657)	517	(10,536)
Net total	100,821	50,253	31,407

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presents the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2023 and 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $5,265 (positive) and $618 (positive), respectively.

For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with their termination, while the third one was terminated later in the year. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation amounting to $3,135 (positive) were immediately classified into earnings during 2022. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive) during 2022.

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution which matured in April 2023. The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

On March 22, 2023, the Company committed to one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The change in fair value amounted to $122 (positive) during 2023 and has been included in the change in fair value of non-hedging financial instruments.

During 2023, the Company entered into eight bunker agreements and two CO2 emission agreements, in order to hedge its exposure to bunker price fluctuations and the EU Allowances exposure, respectively. On December 19, 2023, the two CO2 emission agreements expired, and the Company paid $288. During 2022, the Company entered into early termination agreements of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements at December 31, 2023 and 2022 was $535 (positive) and $nil, respectively. The change in the fair values as of December 31, 2023, and December 31, 2022, was $535 (positive) and $1,989 (negative), respectively.

During 2021, the Company sold its put option agreements and received $35. The change in the fair value during 2021 amounting to $208 (negative) has been included in Change in fair value of non-hedging financial instruments in the above table.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2023, 2022 and 2021, the Company has written-off unamortized deferred finance costs of $430, $1,195, and $460, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2023, 2022 and 2021, the Company recognized a discount on its lease liability (Note 3) amounting to $nil, $350 and $440, respectively.

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

In 2022 and 2021, the Company issued 4,633,473 and 6,049,498 common shares for net proceeds of $43,841 and $50,538, respectively. In 2023, the Company did not issue additional common shares.

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively. In 2023, the Company issued nil preferred shares.

In 2021, the Company acquired and held as treasury stock, 19,836 common shares for a total amount of $168 and did not purchase any preferred shares. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3,211 resulting in a loss of $273 included in the consolidated statement of stockholders’ equity.

In 2021, the Company redeemed 2,155,714 Series G Convertible Preferred Shares in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share, per Series G Convertible Preferred Shares ($22,889 in the aggregate) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. In September 2022, the holder exercised the conversion option and proceeded to the conversion of all 459,286 Series G Preferred Shares that remained outstanding into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2023 and December 31, 2022 respectively.

Table of Contents	F- 25

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $1,446, $1,698 and $864 in the period ended December 31, 2023, 2022 and 2021, respectively (Note 10). As long as Shyris Shipping Preferred Shares were outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares.

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

The Shyris Shipping Preferred Shares were non-convertible and perpetual, and redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $22,889, upon issuance was included in non-controlling interest. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom were required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument was zero due to the expectations under which the feature would be exercised.

Table of Contents	F- 26

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying consolidated balance sheet as at December 31, 2022. On January 20, 2023, July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 100,000, 500,000 and 1,438,841 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1,000, $5,000, and $14,388, respectively. Following these redemptions, no Series B Cumulative Redeemable Perpetual Preferred Shares were outstanding as of December 31, 2023.

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 10).

9. Accumulated other comprehensive income (loss)

In 2023, Accumulated other comprehensive income amounted to $2,485 compared to $7,665 in 2022, mainly due to unrealized loss from the amortization of deferred gain on termination of hedging financial instruments of $5,180 ($24,840 gains in 2022 and losses of $19,819 in 2021).

10. Earnings (Loss) per Common Share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G redeemable convertible preferred shares for the periods those were outstanding (Note 8), to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculated diluted earnings (loss) per share using the most dilutive of the two-class method and the if-converted method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security did not contractually required the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the year ended December 31, 2022, adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the year ended December 31, 2021, these convertible securities that could potentially dilute in the future were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect. For the year ended December 31, 2023, there were no Series G convertible preferred shares outstanding.

Table of Contents	F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income (loss) per share:

	2023	2022	2021
Numerator
Net income (loss) attributable to Tsakos Energy Navigation Limited	$300,182	$204,234	$(151,401)
Preferred share dividends, Series D	(3,184)	(7,694)	(7,596)
Preferred share dividends, Series E	(10,976)	(10,975)	(10,822)
Preferred share dividends, Series F	(16,024)	(16,024)	(15,131)
Preferred share dividends, Series G	—	(31)	(54)
Undistributed income to Series G participants	—	(1,250)	—
Deemed dividend on partially Series G preferred shares	—	—	(2,171)
Deemed dividend on Series D preferred shares	(3,256)	—	—
Net income (loss) attributable to common stockholders	266,742	168,260	(187,175)
Preferred share dividends, Series G	—	31	—
Undistributed income to Series G participants	—	1,250	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	266,742	169,541	(187,175)
Denominator
Weighted average number of shares, basic	29,505,603	27,970,799	19,650,307
Effect of dilutive shares	—	217,265	—
Weighted average number of shares, diluted	29,505,603	28,188,064	19,650,307
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited	$9.04	$6.02	$(9.53)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited	$9.04	$6.01	$(9.53)

For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares for the year ended December 31, 2022, are included in the computation of diluted earnings per common share. For the year ended December 31, 2021, potential redeemable convertible preferred shares of 306,190 are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented. For the year ended December 31, 2023, there were no redeemable convertible preferred shares outstanding.

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.7% of the Company’s 2023 revenue (5.6% in 2022 and 7.6% in 2021) was generated through charter agreements with Flopec.

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. In 2021, 2,155,714 of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping. During 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares resulting in 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping as of December 31, 2022. In 2023, the Company redeemed all its 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (Note 8).

Table of Contents	F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12. Commitments and Contingencies

As at December 31, 2023, the Company had under construction two dual fuel LNG powered aframax tankers, two DP2 suezmax shuttle tankers, two suezmax tankers and two MRs.

The total contracted amount remaining to be paid for the eight vessels under construction plus the extra costs agreed as at December 31, 2023, were $527,251. The amount of $184,773 is due to be paid in 2024, $289,760 in 2025 and $52,718 in 2026.

On December 21, 2023, the Company agreed to acquire five vessels for the amount of $350,000 in total, from Norway’s Viken Crude AS. The fleet is comprised of two 2023-built dual-fuel LNG LR2 aframaxes, one 2019-built super-eco suezmax and two 1A ice-class scrubber-fitted aframaxes built in 2018 and 2019 respectively. The Company has secured debt financing amounting to $245.0 million (Note 6). The expected delivery dates of the vessels are from early April 2024 till June 2024.

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2023, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2024	$375,377
2025	195,030
2026	123,575
2027	104,049
2028	79,588
2029 to 2038	263,037
Minimum charter revenues	$1,140,656

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions, investments and derivatives.

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

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable, investment and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivable related to seller’s credits under sale and leaseback transactions, as well as investment in debt securities classified as held to maturity, due after five years but prior to ten years, do not materially deviate from their fair value.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2023 and 2022, are as follows:

	2023		2022
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	372,032	372,032	304,367	304,367
Restricted cash	4,662	4,662	5,072	5,072
Margin deposits	4,270	4,270	4,270	4,270
Long-term receivable (including short-term portion)	23,812	23,812	23,307	23,307
Investment in debt securities	5,064	5,064	-	-
Debt and other financial liabilities	(1,572,692)	(1,572,692)	(1,587,582)	(1,587,582)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2023, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2022), which is recorded within margin deposits in the consolidated balance sheets.

Table of Contents	F- 30

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by the counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income (loss) or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments
Interest rate swaps	Current portion of financial instruments - Fair Value	—	193	—	—
Interest rate swaps	Financial instruments - Fair Value, net of current portion	—	—	—	5
Subtotal		—	193	—	5

		Asset Derivatives		Liability Derivatives
		December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2022
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair Value	646	—	—	—
Interest rate swaps	Financial instruments—Fair Value, net of current portion	—	—	524	—
Bunker swaps	Current portion of financial instruments - Fair value	607	—	72	—
Subtotal		1,253	—	596	—
Total derivatives		1,253	193	596	5

Derivatives designated as Hedging Instruments - Net effect on the Consolidated Statements of Comprehensive Income (Loss)

Derivative			Amount
	(Loss) Gain Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative (Effective Portion) Location	2023	2022	2021
Interest rate swaps		(134)	28,393	19,627
Reclassification to Interest and finance costs, net due to de-designations		(5,265)	(3,753)	—
Reclassification to Depreciation expense		219	200	192
Total		(5,180)	24,840	19,819

The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive income (loss) as of December 31, 2023, 2022 and 2021, was $2,485 (income), $7,665 (income) and $17,175 (loss) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

Derivative		Amount
	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location	2023	2022	2021
Interest rate swaps	Interest and finance costs, net	122	1,472	—
Bunker swaps	Interest and finance costs, net	247	7,923	11,191
Bunker put options	Interest and finance costs, net	—	—	(172)
Total		369	9,395	11,019

Table of Contents	F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2023, 2022 AND 2021

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2023 and 2022, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2023	December 31, 2022
Interest rate swaps	122	188
Bunker swaps	535	—
	657	188

15. Subsequent Events

   .

a)	On January 11, 2024, the Company took delivery of its newly built aframax tanker Chios DF.

b)	On January 19, 2024, the Company took delivery of its newly built aframax tanker Ithaki DF.

c)	On January 30, 2024, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

d)	On February 28, 2024, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

e)	On February 29, 2024, the Company signed a shipbuilding contract for the construction of a DP2 suezmax shuttle tanker (Hull 2708) with Samsung Heavy Industries.

f)	On March 26, 2024, the Company took delivery of the aframax tanker Mortmartre DF.

g)	On April 3, 2024, the Company took delivery of the aframax tanker Alpes.

h)	On April 11, 2024, the Company sold its aframax tanker Izumo Princess.

Table of Contents	F- 32