Form 20-F
period 2024-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2025-04-11
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

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

Paul Durham

367 Syngrou Avenue

175 64 P. Faliro

Athens, Greece

Telephone: 011-30210-9407710

E-mail: ten@tenn.gr

Facsimile: 011-30210-9407716

(Name, Address, Telephone Number, E-mail and Facsimile Number of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, par value $5.00 per share	TEN	NYSE
Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TEN.PRE	NYSE
Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share	TEN.PRF	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of December 31, 2024, there were 30,127,603 of the registrant’s Common Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares outstanding.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;

•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;

•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;

•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the conflict in Ukraine and related sanctions and the impact of tariffs imposed by the U.S. and other countries;

•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as higher inflation and increasing interest rate levels;

•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;

•	the carrying value of our vessels and the potential for any asset impairments;

•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;

•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;

•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;

•	our expectations relating to dividend payments and ability to make such payments;

•	our ability to leverage to our advantage the relationships and reputation of Tsakos Shipping & Trading S.A. within the shipping industry;

•	our anticipated general and administrative expenses;

•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;

•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;

•	potential liability from future litigation;

•	global and regional political conditions;

•	tanker, product carrier and LNG carrier supply and demand; and

•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Table of Contents	1

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2024. This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

In thousands of U.S. Dollars	As of December 31, 2024
Cash
Cash and cash equivalents	$343,373
Restricted cash	4,939

Total cash	348,312

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion) [1]	$1,747,094

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding	11,493
Common shares, $5.00 par value; 60,000,000 shares authorized; 30,805,776 shares issued, and 30,127,603 shares outstanding	151,541
Additional paid-in capital	919,718
Cost of treasury stock	(6,791)
Accumulated other comprehensive loss	(904)
Retained earnings	652,651
Non-controlling interest	39,489

Total stockholders’ equity	1,767,197

Total capitalization	$3,514,291
[1] Obligations under operating leases are not included.

Table of Contents	2

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

Risks Related To Our Industry

•	The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

•	Disruptions in global economic conditions, including as a result of the conflicts in Ukraine and the Middle East, as well as protectionist trade measures, including the tariffs recently imposed by the U.S. and retaliatory tariffs from other countries, and other governmental action, including related to tariffs imposed by the United States, could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

•	The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products impacting demand for tankers and, in turn, charter rates.

•	An increase in the supply of vessels could cause charter rates to decline, adversely affecting our results.

•	We face substantial competition for charters, including from state and independent oil companies.

•	We operate internationally, and terrorist attacks, international hostilities, economic sanctions and economic conditions could adversely affect our business.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation could result in fines, criminal penalties, contract terminations and adversely affect our business.

•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures, including with respect to climate change and greenhouse gas emissions, and customers and investors’ concerns related thereto.

•	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Risks Related To Our Business

•	A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities, which are secured by mortgages on our subsidiaries’ vessels.

•	Charters at attractive rates may not be available when our current time charters expire.

•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues.
•	Contracts for newbuilding vessels present certain economic and other risks.

•	Credit conditions internationally might impact our ability to raise debt financing.

•	The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by volatile natural gas prices and demand for natural gas, and the supply of LNG carriers.

•	Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

•	Fuel prices may adversely affect our profits.

•	The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

•	Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period, our business could be harmed.

•	Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.

•	We are exposed to volatility in SOFR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

•	Inflation could adversely affect our business and financial results by increasing the costs of operating our business

•	Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks

•	The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable influence over us, which may limit your ability to influence our actions.

Table of Contents	3

Risks Related to Our Management Arrangements

•	We depend on Tsakos Energy Management and Tsakos Shipping to manage our business, as we do not have the employee infrastructure to manage our operations and have no physical assets.

•	Tsakos Shipping could experience conflicts of interests in performing obligations owed to us and the operators of other tankers, including tankers that clients of Tsakos Shipping have acquired.

•	Our chief executive officer has affiliations with Tsakos Energy Management and Tsakos Shipping, which could create conflicts of interest.

Risks Related To Our Common and Preferred Shares

•	Future sales of our shares in the public market could cause the market price of our shares to decline.

•	We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.

•	Our preferred shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.

•	Holders of our preferred shares have extremely limited voting rights.

•	Market interest rates may adversely affect the value of our Series E Preferred Shares and Series F Preferred Shares.

•	Provisions in our Bylaws and our management agreement with Tsakos Energy Management would make it difficult for a third-party to acquire us, even if such a transaction is beneficial to our shareholders.

•	Because we are a Bermuda company you may not have the same rights as a shareholder in a U.S. corporation.

•	As “foreign private issuer” under NYSE rules we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Tax Risks

•	If we became subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.

•	If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under U.S. tax laws.

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of April 4, 2025, half of the vessels owned by our subsidiary companies were employed under charters based upon prevailing market rates (including time charters with a profit share component), and the remaining vessels were employed on time charters which, if not extended, are scheduled to expire on various dates between April 2025 and April 2038, including twenty-one which are scheduled to expire within 2025.

After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued through 2021 and through the first half of 2022, before increasing significantly since such time through the date of this Annual Report. The current crisis in Ukraine that started during the first quarter of 2022, has created a global redrawing of trade routes leading to an increase in the length of oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. While the conflict in Ukraine is disrupting energy production and trade patterns and its impact on energy prices and tanker charter rates, which initially have increased, is uncertain. The factors influencing the supply of and demand for tanker shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

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

Disruptions in global economic conditions, including due to the conflict in Ukraine and the Middle East, and protectionist trade measures such as tariffs and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global economic conditions impact worldwide demand for energy and commodities and, thus, tanker shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued and escalating global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to other countries, including Canada, Mexico and the E.U., and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Ukraine and in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker energy demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region and continue to remain in effect, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order, which still remains in effect, prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions both to common and preferred shareholders.

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

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect world oil and petroleum markets and in turn the demand for energy shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Tensions over trade and other matters remain high between the U.S. and China. In recent years, the United States instituted large tariffs on a wide variety of goods, including from China, which led to retaliatory tariffs from leaders of other countries including China, and the new U.S. administration, led by President Trump, has announced the intention to use tariffs extensively as a policy tool. The United States has recently imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating 145% on imports from China, which have resulted in other countries imposing additional tariffs on imports from the U.S., including additional tariffs of 125% on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs.  On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China. The new U.S. administration has threatened to continue to broadly impose tariffs, which could lead to corresponding punitive actions by the countries with which the U.S. trades. The U.S. has also recently threatened to increase port fees for Chinese-built or owned ships, including for a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyards or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the E.U. and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

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

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time. In the event that an economic slowdown results in a persistent stagnation or decline in demand and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as was case from the second half of 2020 until the second quarter of 2022. Also, if oil prices decline to uneconomic levels for producers, whether as a result of global economic weakness resulting from the escalating trade wars resulting from U.S. tariff announcements or otherwise, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 14% of the existing world tanker fleet at the beginning of March 2025, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2026. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, dual-fuel LNG powered aframax, panamax and handysize tankers, as well as owners in the DP2 shuttle tanker and LNG markets, which are other independent tanker companies, as well as state and independent oil companies, some of which have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, installation of required or technically up to date equipment and the acceptability of the available tankers and their operators to potential charterers.

Acts of piracy on ocean-going vessels could adversely affect our business.

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

Major oil and gas producing countries in the Middle East have become involved militarily in conflicts in Iraq, Syria, Azerbaijan and Yemen. Armed conflicts with insurgents and others continue, as well, in Chad and Libya, and political unrest and instability have adversely affected the infrastructure and economic stability of Venezuela, each of which is a major oil exporting country. In addition, tension and instability in the Persian Gulf and Red Sea, a vital passageway for international oil shipment, may adversely affect the future export of oil around the region.

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

Since 2023 and into early 2025 Houthi rebels based in Yemen have been targeting vessels with drone attacks whilst transiting the Red Sea. Many shipowners and charterers have diverted vessels to avoid the area, despite a strong Naval presence in the area. Whilst the stated aim of the Houthi rebels has been to target vessels trading to or from Israel or with links to the US or UK, other non-related vessels have been attacked and our policy has therefore been to avoid transits of the Red Sea.

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

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but has since come down and is now trading above $60 per barrel. Russian crude oil is restricted for export, due to the extension of economic sanctions, and has also been impacted by boycotts and general sentiment, which could result in a reduction in the supply of crude oil and refined petroleum products cargoes available for transportation and, while initially tanker rates have increased, this could negatively impact tanker charter rates over the longer term. In addition, higher oil prices could reduce demand for oil and refined petroleum products, including in the event of any slowdown in the global economy due such high oil prices or the impact of economic sanctions or geopolitical tensions and uncertainty, and in turn reduce demand for tankers and tanker charter rates. The conflict may also impact various costs of operating our business, such as bunker expenses, for which we are responsible when our vessels operate in the spot market, which have increased with higher oil prices, war risk insurance premiums and crewing services, as Russia and the Ukraine are significant sources of crews, which may be disrupted or more expensive.

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

The vessels of our subsidiaries load and discharge cargoes in several countries throughout the world. In addition, we deal with many charterers and shipbrokers that are based in various countries. Certain of the countries in which these charterers and brokers operate may, in the past, have had a reputation for corruption. Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. We are subject to the risk that the alleged actions taken by these brokers are determined to constitute a violation of anti-corruption laws applicable to the Company, including the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”). In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the FCPA applicable to the Company, we began investigating these matters. We are always committed to doing business in accordance with anti-corruption laws and cooperated with these agencies. In June 2024, the SEC informed the Company that it had terminated its investigation of the Company.

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

Table of Contents	8

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

Our credit facilities, which are secured by mortgages on our subsidiaries’ vessels, require us to maintain specified collateral coverage ratios and satisfy financial covenants, including requirements based on the market value of our vessels, such as maximum corporate leverage levels and loan-to-asset collateral coverage requirements. The appraised value of a vessel fluctuates depending on a variety of factors including the age of the vessel, its hull configuration, prevailing charter market conditions, supply and demand balance for vessels and new and pending legislation. If these values again decline, it may result in an inability to comply with the financial covenants under our credit facilities which relate to our consolidated leverage and loan-to-asset value collateral requirements. If we were unable to obtain waivers in the case of non-compliance with consolidated leverage or other financial covenants or post additional collateral or prepay principal in the case of loan-to-asset value requirements, our lenders could accelerate our indebtedness.

Charters at attractive rates may not be available when our current time charters expire.

During 2024, we derived approximately 73% of our revenues from time charters, as compared to 61% in 2023. Although tanker charter rates are currently at relatively high levels, as our current period charters on twenty-one of the vessels owned by our subsidiary companies expire in the remainder of 2025 and for additional vessels in future years, considering the volatile nature of the tanker market, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. As of April 4, 2025, 51 of our 61 subsidiaries’ vessels were employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

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

The spot market for crude oil and petroleum product tankers is highly competitive. As of April 4, 2025, ten of the vessels owned by our subsidiary companies were employed under spot charters, as we have decided to maintain a considerable number of vessels in the spot market to take advantage of current high spot rates. Due to increased participation in the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, which could lead to a decline in operating revenue in rate environments where spot rates earned do not offset such lower utilization. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels have been required to use since the beginning of 2020. See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker prices are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker prices in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

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

Currently tanker market values are at relatively high levels, but until the second half of 2022 were at relatively low levels for most of the period since the financial crisis in 2008, falling whenever there was excess fleet capacity and declining freight rates. Although our subsidiaries currently own a relatively modern fleet, with an average age of 10.4 years as of April 4, 2025, as vessels grow older, they generally decline in value.

We have a policy of considering the disposal of tankers periodically. If our subsidiaries’ tankers are sold at a time when tanker prices have fallen, the sale may be at less than the vessel’s carrying value on our financial statements, with the result that we will incur a loss.

In addition, accounting standards require that we periodically review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment charge for an asset held for use should be recognized when the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than it’s carrying amount. Measurement of the impairment charge is based on the fair value of the asset as provided by third-parties. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. Such reviews may from time-to-time result in asset write-downs, which could adversely affect our results of operations, such as we did in 2023, with respect one of our subsidiaries’ LNG carriers.

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

Contracts for new building vessels present certain economic and other risks.

As of April 4, 2025, our subsidiaries have contracts for the construction of twelve DP2 suezmax shuttle tankers for delivery in 2025, 2026, 2027 and 2028, two suezmax tankers for delivery in 2025, two MR tankers for delivery in 2026 and five LR1 tankers for delivery in 2027 and 2028. Our subsidiaries may also order additional new building vessels. During the construction of a vessel, we are required to make progress payments and need to finance the purchase price upon delivery of the vessel, with remaining purchase price obligations for new buildings of $2.0 billion, as of April 4, 2025, funding which will require us to obtain substantial additional secured debt and/or other financing. We have arranged senior secured debt financing for the remaining installment payments for the three DP2 suezmax shuttle tankers of these new buildings and we are in the process of seeking to arrange debt financing for the remaining eighteen new buildings. Management is in discussion with various high-end charterers to employ the two MR tankers and the five LR1 tankers on long-term contracts upon delivery, for which charters have not yet been arranged. While we typically have refund guarantees from banks to cover defaults by shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to fulfil our respective obligations. Shipyards may periodically experience financial difficulties.

Delays in the delivery of these vessels, or any new building our subsidiaries may agree to acquire, could delay our receipt of revenues generated by these vessels and, to the extent we have arranged charter employment for these vessels, could possibly result in the cancellation of those charters, and therefore adversely affect our anticipated results of operations. The delivery of new building vessels could be delayed because of, among other things: work stoppages or other labor disturbances; bankruptcy or other financial crisis of the shipyard building the vessel; hostilities or political or economic disturbances in the countries where the vessels are being built; weather interference or catastrophic events, such as a major earthquake, tsunami or fire; our requests for changes to the original vessel specifications; requests from our customers, with whom our commercial managers arrange charters for such vessels, to delay construction and delivery of such vessels due to weak economic conditions and shipping demand or a dispute with the shipyard building the vessel.

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

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity), including from share issuances, and bank debt from various reputable national and international commercial banks. In relation to new building contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. However, we may arrange pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including five in 2025. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

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

The future performance of our subsidiaries’ LNG carriers will depend on continued growth in LNG production and the demand for LNG and LNG shipping. A complete LNG project includes production, liquefaction, storage, re-gasification, and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. The rate of growth in global LNG demand has fluctuated due to several factors, including global economic conditions and economic uncertainty, fluctuations in the price of natural gas and other sources of energy, growth in natural gas production from unconventional sources in regions such as North America and the highly complex and capital-intensive nature of new or expanded LNG projects, including liquefaction projects. Growth in LNG production and demand for LNG and LNG shipping could be negatively affected by several factors, including:

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and render LNG uneconomical;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•	infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain financing or governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or re-gasification;

•	price fluctuations in the price of LNG, between geographical regions, could negatively impact our expected returns relating to investments in LNG shipping projects;

•	technological advances render existing LNG carriers obsolete or non-viable; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

Any decline in oil prices, which can be very volatile, can depress natural gas prices and lead to a narrowing of the gap in pricing in different geographic regions, which can adversely affect the length of voyages in the spot LNG shipping market and the spot rates and medium-term charter rates for charters which commence in the near future. Any renewed decline in oil prices could adversely affect both the competitiveness of gas as a fuel for power generation and the market price of gas, to the extent that gas prices are benchmarked to the price of crude oil. Some production companies have announced delays or cancellations of certain previously announced LNG projects, which, unless offset by new projects coming on stream, could adversely affect demand for LNG charters over the next few years, while the amount of tonnage available for charter is expected to increase. A decline in the price of oil could make LNG a less attractive alternative for some uses and generally lead to reduced production of LNG. Reduced demand for LNG and LNG shipping could have an adverse effect on our future growth and would harm our business, results of operations and financial condition.

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

LNG carrier charter rates have generally been at relatively low levels for a number of years, having been negatively impacted by declines in the price of LNG, delays in the completion of liquefaction and regasification facilities around the world and a high order book. In addition, in recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If LNG charter market conditions decline, we may have difficulty in securing new charters at attractive rates and durations for our LNG carriers when their current charters expire.

Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

Our growth strategy includes expansion in the shuttle tanker sector, where we have twelve shuttle tankers under construction. Growth in this sector depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

Oil prices were volatile during 2024. Brent traded within a range between $70 to $90 per barrel. Lower oil prices typically result in oil companies announcing reductions in oil production and exploration activities, including in offshore fields. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels, as well as international economic conditions and global geopolitics.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is the largest expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The marine fuel with low sulfur content required to comply with the 0.5% sulfur cap on marine fuels became effective on January 1, 2020, for vessels without scrubbers. Initially, low sulfur fuel was substantially more expensive compared to the existing high sulfur fuel oil, and after narrowing for a period of time, this price differential has again increased recently. In general, the price and supply of marine fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2025 saw an increase in costs of 4.736%. The International Group of P&I offers a total $3.1 billion coverage, which includes $1 billion coverage for oil pollution liability. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2024, our debt to capital ratio was 49.9% (debt / debt plus equity), with $1.6 billion in debt outstanding and $0.2 billion in other financial liabilities related to vessel financings. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2024, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. We may incur significant additional amounts of indebtedness in connection with financing our eighteen newbuilding tankers under construction or otherwise.

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

Loans advanced under our secured credit facilities are, generally, advanced at a floating rate, previously based on the London interbank offered rate (“LIBOR”) and now based on SOFR. Interest rates in the last two years after a long period of stability at historically low levels, and have been volatile in past years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. Interest rates were at historically low levels for an extended period of time and benchmark interest rates, including SOFR, may continue to increase from current high levels. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our interest rate exposure and the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to our newbuildings, increase. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate or bunker cost exposure, our hedging strategies may not be effective, and we may incur substantial loss.

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

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2024. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates, has had and may continue to drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects-Impact of Inflation and Interest Rates.”

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

Table of Contents	18

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2024, Euro expenses accounted for approximately 29% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

The Tsakos Holdings Foundation and the Tsakos family can exert considerable influence over us, which may limit your ability to influence our actions.

As of April 4, 2025, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 27.1% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related to our Management Arrangements

We depend on Tsakos Energy Management and Tsakos Shipping to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct new buildings. We have engaged Tsakos Energy Management to perform all our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting, and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TST. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by Tsakos Shipping.

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

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2024, would have resulted in a payment of approximately $166.7 million. Tsakos Energy Management’s contracts with TST may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

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

During 2024, we paid dividends on our common shares totaling $1.50 per common share, or $44.8 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series E and Series F Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

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

Our preferred shares are subordinated to all of our existing and future indebtedness. As of December 31, 2024, we had outstanding indebtedness, including our lease obligations and other financial liabilities, of approximately $1.8 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 25 million preferred shares in one or more classes or series. Of these preferred shares, 13,506,906 preferred shares remain available for issuance as of April 4, 2025. The issuance of additional preferred shares on a parity with or senior to our outstanding preferred shares would dilute the interests of the holders of our exiting preferred shares and any issuance of preferred shares senior to or on a parity with our existing preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our preferred shares. No provisions relating to our preferred shares protect the holders of our Series E and Series F Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series E and Series F Preferred Shares.

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

Table of Contents	23

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

Tax laws, treaties and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing laws, treaties and regulations in and between the countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-Operation and Development, which contemplates a global minimum tax rate of 15% calculated on a jurisdictional basis, subject to exemptions including for qualifying international shipping income, as discussed further below.

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

In October 2021, the Organization for Economic Cooperation and Development’s (the “OECD”) Inclusive Framework reached an agreement on a “Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalisation of the Economy” and, on December 20, 2021, the OECD’s Inclusive Framework published “Global Anti-Base Erosion,” or “GloBE” model rules, which are a key component of the Two-Pillar Solution. The GloBE model rules would apply to Multinational Enterprises (“MNEs”) with revenues of at least €750 million and provide for a coordinated system of taxation that imposes a “top-up” tax to ensure that an MNE pays a minimum rate of 15% tax on its net income in each country where it operates. Countries around the world have enacted, and are continuing to enact, legislation to implement the GloBE model rules. As the Two-Pillar Solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses. These changes, as they take effect in various countries in which we do business, may also increase our taxes in these countries.

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders in respect of our shares, other than shareholders ordinarily resident in Bermuda. However, Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of MNEs. The definition of an MNE under the CIT Act follows the definition in the GloBE model roles i.e. a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750mm for two out of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act. While we expect that the Company would be treated as a Bermuda Constituent Entity for the purposes of the CIT Act and therefore subject to taxation in Bermuda for its first fiscal year starting on or after 1 January 2025, we do not expect to incur material tax liabilities in Bermuda due to the Company’s status as a holding company, and because the CIT Act is designed as a covered tax for the purposes of the GloBE model rules, meaning the CIT Act does not presently apply an income-inclusion rule or under taxed profits rule in the same way as the GloBE model rules do. However, future developments and guidance under the GloBE model rules may impact Bermuda’s implementation of its new corporate tax regime, and any future changes to the Bermuda corporate income tax regime may negatively impact our tax liability, financial condition, and results of operations, and could increase our administrative expenses.

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a PFIC in 2024 or that we will be a PFIC with respect to the current or any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2024 or for any future year. Please see “Item 10. Additional Information— Tax Considerations— United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Item 4. Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP” until June 30, 2024 and under “TEN” since July 1, 2024. Since incorporation, the Company has owned and operated 112 vessels and has sold 57 vessels (of which eight had been chartered back and five of these eventually repurchased at the end of their charters; three of which have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is +30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of April 4, 2025, we operated a fleet of 55 modern crude oil and petroleum product tankers (including three vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers (including one chartered-in vessel) and four suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 61 vessels representing approximately 7.5 million dwt.

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

In its capacity as commercial manager, Tsakos Shipping provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising newbuilding construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Shipping and Trading S.A. (“Tsakos Shipping” or “TST”). TST now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Maria Energy and Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the aframax tankers Maria Princess, Ise Princess, DF Montmartre, DF Mystras, Alpes, Aspen, and the suezmax tankers Decathlon and Popi Sazaklis which are technically managed by non-affiliated ship managers. TST is based in Athens, Greece. TST manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Our Chief Executive Officer is an officer, director and sole shareholder of Tsakos Energy Management, and the son of the founder of TST.

Table of Contents	25

As of April 4, 2025, our operational fleet consisted of the following 61 vessels:

Number of Vessels	Vessel Type
3	VLCC
12	Suezmax
25	Aframax
2	Aframax LR2
9	Panamax LR1
4	Handysize MR1
2	LNG carrier
4	Shuttle DP2
Total 61

Sixteen of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 7.5 million dwt, all of which are double-hulled. As of April 4, 2025, the average age of the tankers in our current operating fleet was 10.4 years, compared with the industry average of 13.7 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $6.4 billion, including investments of approximately $6.9 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TST, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.

•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize tankers, LNG carriers and DP2 suezmax shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. Sixteen of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and the third LNG carrier in 2022. We entered the shuttle tanker market with the delivery of our first two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in 2013 and took delivery of the third DP2 suezmax shuttle tanker, Lisboa, in 2017 and the fourth DP2 suezmax shuttle tanker, Porto in 2022, and currently have twelve additional shuttle tankers under construction with long-term employment arranged upon delivery.

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 94.0%.

Table of Contents	26

•	High-quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor, BP, Exxonmobil, Flopec, Total, Petrobras, Chevron, Shell, Petrogal, Petronas, Unipec and Vitol are among the regular customers of Tsakos Energy Navigation.

•	Leading offshore shuttle tanker platform. We have twelve DP2 suezmax shuttle tankers under construction, each with long-term employment contracts, which together with our existing four DP2 suezmax shuttle tankers, position us as one of the largest shuttle tanker owners in the world. We believe we are well positioned to continue to capitalize on demand for offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility.

•	Significant leverage from our relationship with TST. We believe the expertise, scale and scope of TST, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage Tsakos Shipping’s reputation and longstanding relationships with leading charterers to foster charter renewals.

As of April 4, 2025, our fleet consisted of the following 61 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type(1)	Expiration of Charter	Hull Type(2)	Cargoes

VLCC
1. Hercules I (4)	2017	300,000	2017	time charter	November 2026		Crude
2. Ulysses	2016	300,000	2016	time charter	November 2025		Crude
3. Dias I (4)	2020	300,000	2022	time charter	November 2025		Crude
SUEZMAX
1. Apollo Voyager (12)	2020	157,877	2020	bareboat charter	September 2028		Crude
2. Artemis Voyager (7)	2020	157,877	2020	bareboat charter	November 2025		Crude
3. Eurovision (4)	2013	157,803	2014	time charter	September 2025		Crude
4. Euro (4)	2012	157,539	2014	time charter	April 2025		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K	2011	157,648	2011	spot	—		Crude
7. Dimitris P (4)	2011	157,740	2011	time charter	April 2026		Crude
8. Arctic (4) (10)	2007	163,216	2007	time charter	July 2025	ice-class 1A	Crude
9. Antarctic (4)(10)	2007	163,216	2007	time charter	December 2025	ice-class 1A	Crude
10. Archangel (4)	2006	163,216	2006	time charter	June 2025	ice-class 1A	Crude
11. Alaska (4)	2006	163,250	2006	time charter	September 2025	ice-class 1A	Crude
12. Popi Sazaklis	2018	156,900	2024	time charter	May 2025		Crude

SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	May 2028		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	October 2028		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	November 2028		Crude/Products
4. Porto (13)	2022	154,500	2022	time charter	October 2027		Crude/Products

Table of Contents	27

AFRAMAX
1. Caribbean Voyager (12)	2020	115,000	2020	bareboat charter	January 2028		Crude
2. Mediterranean Voyager (12)	2019	115,000	2019	bareboat charter	October 2027		Crude
3. Bergen TS (9)	2017	112,108	2017	time charter	November 2026	ice-class 1B	Crude
4. Stavanger TS (9)	2017	113,004	2017	time charter	September 2026	ice-class 1B	Crude
5. Oslo TS (9)	2017	112,949	2017	time charter	November 2026	ice-class 1B	Crude
6. Marathon TS (9)	2017	113,651	2017	time charter	March 2026	ice-class 1B	Crude
7. Sola TS (9)	2017	112,939	2017	time charter	May 2026		Crude
8. Elias Tsakos (3)	2016	113,737	2016	time charter	June 2027		Crude
9. Thomas Zafiras (3)	2016	113,691	2016	time charter	September 2027		Crude
10. Leontios H (9)	2016	113,611	2016	time charter	November 2025		Crude
11. Parthenon TS (9)	2016	113,554	2016	time charter	December 2025		Crude
12. Sapporo Princess	2010	105,354	2010	time charter	April 2025	DNA	Crude
13. Uraga Princess	2010	105,344	2010	time charter	February 2026	DNA	Crude
14. Ise Princess	2009	105,361	2009	spot (coa)	—	DNA	Crude
15. Asahi Princess	2009	105,372	2009	time charter	June 2026	DNA	Crude
16. Maria Princess	2008	105,346	2008	time charter	July 2025	DNA	Crude
17. Sakura Princess (10)	2007	105,365	2007	spot	—	DNA	Crude
18. Alpes (4)	2018	112,505	2024	time charter	July 2027	ice-class 1A	Crude
19. Aspen (4)	2019	112,900	2024	time charter	January 2026	ice-class 1A	Crude
20. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
21. Propontis	2006	117,055	2006	spot	—	ice-class 1A	Crude
22. Njord DF (8)	2023	114,545	2023	time charter	September 2028		Crude
23. Ran DF (8)	2023	114,575	2023	time charter	October 2028		Crude
24. Chios DF (8)	2024	114,580	2024	time charter	January 2029		Crude
25. Ithaki DF (8)	2024	114,598	2024	time charter	January 2029		Crude
26. DF Montmartre	2023	109,999	2024	time charter	August 2027		Crude
27. DF Mystras	2023	109,999	2024	time charter	July 2027		Crude

PANAMAX
1. Sunray (11)	2016	74,039	2016	time charter	October 2026		Crude/Products
2. Sunrise	2016	74,043	2016	time charter	November 2026		Crude/Products
3. World Harmony (5)	2009	74,200	2010	time charter	September 2025		Crude/Products
4. Chantal (5)	2009	74,329	2010	time charter	October 2025		Crude/Products
5. Selini (5)(6)	2009	74,296	2010	time charter	April 2025		Crude/Products
6. Salamina (5)(6)	2009	74,251	2010	time charter	April 2025		Crude/Products
7. Selecao(5)	2008	74,296	2008	time charter	June 2025		Crude/Products
8. Socrates (5)	2008	74,327	2008	time charter	July 2025		Crude/Products
9. Andes	2003	68,439	2003	time charter	July 2025		Crude/Products

HANDYSIZE
1. Andromeda	2007	37,061	2007	spot	—	ice-class 1A	Products
2. Aegeas	2007	37,061	2007	spot	—	ice-class 1A	Products
3. Byzantion (6)	2007	37,275	2007	pool	—	ice-class 1B	Products
4. Bosporos (6)	2007	37,275	2007	pool	—	ice-class 1B	Products

LNG
1. Tenergy (4) (10)	2022	93,649	2022	time charter	January 2027		LNG
2. Maria Energy	2016	93,301	2016	time charter	April 2038		LNG
Total Vessels	61	7,454,725

Table of Contents	28

(1)	Certain of the vessels are operating in the spot market under contracts of affreightment (“CoA”)

(2)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

(3)	The charterer has the option to extend the term of the charter for one year.

(4)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above minimum rate, determined and settled on a calendar month basis.

(5)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every six months.

(6)	49% of the holding company of these vessels is held by a third-party.

(7)	The charterer has the option to extend the term of the charter for up to seven additional years.

(8)	The charterer has the option to extend the term of the charter for up to five additional years.

(9)	The charterer has the option to extend the term of the charter for up to three additional years.

(10)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel Sakura Princess until 2025, Arctic and Antarctic until 2026 and Tenergy until 2032.

(11)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every three months.

(12)	The charterer has the option to extend the term of the charter for up to four additional years.

(13)	The charterer has the option to extend the term of the charter for up to six additional years.

Our vessels under construction, as of April 4, 2025, consisted of the following:

Vessel	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)	Charter Type	Expiration of Charter
MR
1 HN 1521	Q1 2026	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	50,000	44.85	—	—
2 HN 1522	Q1 2026	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	50,000	44.85	—	—
SUEZMAX DP2 SHUTTLE
1 Athens 04 (3)	Q2 2025	Samsung Heavy Industries Co	154,350	130.17	time charter	April 2032
2 Paris 24 (3)	Q2 2025	Samsung Heavy Industries Co	154,350	130.14	time charter	June 2032
3 Anfield (4)	Q3 2026	Samsung Heavy Industries Co	154,850	149.55	time charter	September 2026
4 HN 2733	Q3 2027	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	July 2042
5 HN 2734	Q4 2027	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	December 2042
6 HN 2735	Q1 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	March 2043
7 HN 2736	Q2 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	June 2043
8 HN 2737	Q3 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	August 2043
9 HN 2738	Q3 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	August 2043
10 HN 2739	Q4 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	October 2043
11 HN 2740	Q4 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	November 2043
12 HN 2741	Q4 2028	Samsung Heavy Industries Co	154,650	148.12	bareboat charter	December 2043

Table of Contents	29

SUEZMAX
1 Dr Irene Tsakos (5)	Q2 2025	Hyundai Heavy Industries Co	157,000	86.62	time charter	May 2030
2 Silia T (2)	Q3 2025	Hyundai Heavy Industries Co	157,000	86.59	time charter	August 2030
LR1
1 Hull 1623	Q2 2027	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	75,000	56.94	—	—
2 Hull 0307383	Q3 2027	New Times Shipbuilding Co., Ltd	73,500	56.08	—	—
3 Hull 0307384	Q4 2027	New Times Shipbuilding Co., Ltd	73,500	56.08	—	—
4 Hull 0307385	Q3 2028	New Times Shipbuilding Co., Ltd	73,500	56.02	—	—
5 Hull 0307386	Q3 2028	New Times Shipbuilding Co., Ltd	73,500	56.02	—	—
			2,638,400	2,286.99

(1)	Including any extra costs agreed as of April 4, 2025
(2)	The charterer has the option to extend the term of the charter for up to six additional years.
(3)	The charterer has the option to extend the term of the charter for up to eleven additional years.
(4)	The charterer has the option to extend the term of the charter for up to ten additional years.
(5)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above minimum rate, determined and settled on a calendar month basis.

We have arranged charters starting from the delivery of our DP2 suezmax shuttle tankers and our suezmax tankers under construction, for period of three to fifteen years, excluding charterer options for extension. The new buildings have a double hull design compliant with all classification requirements and prevailing environmental laws and regulations. Tsakos Shipping works closely with the shipyards in the design of the new buildings and provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at April 4, 2025, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was 82%, which is higher compared to prior periods. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2024, 2023 and 2022 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2024	2023	2022
Time Charter—fixed rate	55%	46%	37%
Time Charter—variable rate and pool	27%	30%	36%
Period employment coa at variable rates	2%	1%	2%
Spot Voyage	16%	23%	25%
Total Net Earnings Days	20,924	20,903	22,640

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. As of April, 4, 2025, our fleet has eight tankers operating on spot voyages and two tankers operating under pool arrangements.

We have also secured charters from the delivery of fourteen of our new buildings, our twelve DP2 suezmax shuttle tankers for periods from seven to fifteen years and our two suezmax tankers for periods from three to five years, excluding charterer options for extension. We have not yet arranged employment for our two MR tankers and five LR1 tankers under construction which are scheduled for delivery to us in the first quarter of 2026, in the second, third and fourth quarter of 2027 and the third quarter of 2028, respectively.

Table of Contents	30

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TST. Tsakos Energy Management also engages Tsakos Shipping to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of thirteen vessels (four with Hyundai Ocean Services, two with International Tanker Management, one with Bernhard Schulte Shipmanagement, one with LSC and five with Wallem) was sub-contracted to third-party ship managers during 2024.

The following chart illustrates the management of our fleet as of December 31, 2024:

Technical management of the LNG carriers Maria Energy and Tenergy, the VLCCs Hercules I, Ulysses, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, Ise Princess, Alpes, Aspen, DF Montmartre, DF Mystras, was sub-contracted to unaffiliated third-party ship managers.

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. On January 1, 2024, monthly fees remained the same, apart from the third-party managed vessels, which incurred minor increases. Monthly fees for third-party managed vessels increased to $28,756 from $28,384 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $29,742 to $30,149, for LNG carriers Maria Energy and Neo Energy (up to the sale May 31, 2024) increased to $45,858 from $45,105 and Tenergy to $37,500 from $36,667, for the aframax tankers Sapporo Princess (up to November 17, 2024) and Maria Princess from $29,742 to $30,149, and from $28,884 to $29,256 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024) amounted to $28,708 and $29,742, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax Popi Sazaklis, monthly fees amounted to $29,280 and $28,708 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

Table of Contents	31

The management fee starts to accrue for a vessel at the point a new building contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $19.9 million in 2024, $19.5 million in 2023 and $20.2 million in 2022. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Shipping and Trading. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

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

Tsakos Shipping utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to Tsakos Shipping for cargoes to be shipped in our subsidiaries’ vessels. Tsakos Shipping negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to Tsakos Shipping for every charter involving the vessels in the fleet. The total amount paid for these chartering brokerage commissions was $9.7 million in 2024, $11.0 million in 2023 and $10.7 million in 2022. In addition, Tsakos Shipping may charge a brokerage commission on the sale of a vessel. In 2024, the suezmax tankers, Eurochampion 2004, Euronike, the aframax tankers Izumo Princess, Nippon Princess and the LNG carrier, Neo Energy were sold and for this service Tsakos Shipping charged $1.2 million, representing 0.5% of the sale price. In 2023, six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and two handysize tankers Arion and Amphitrite were sold and for this service Tsakos Shipping charged $0.8 million, representing 0.5% of the sale price. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service Tsakos Shipping charged $0.3 million, representing 1.0% of the sale price. Tsakos Shipping may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. In 2024, $1.0 million in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, which were delivered in the third and fourth quarter of 2023 and the first quarter of 2024, respectively. In 2023, $0.5 million in aggregate was charged for supervision fees of the LNG carrier, Tenergy and the DP2 shuttle tanker, Porto, which were delivered in the first and third quarter of 2022, respectively. In 2022, no such fee was charged.

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

Table of Contents	32

Technical Management

Pursuant to a technical management agreement, Tsakos Energy Management employs TST to manage the day-to-day aspects of tanker operations, including maintenance and repair, provisioning, and crewing of the vessels in the fleet. We benefit from the economies of scale of having our subsidiaries’ vessels managed as part of the TST managed fleet. On occasion, TST subcontracts the technical management and manning responsibilities of our subsidiaries’ vessels to third-parties. The executive and commercial management of our subsidiaries’ vessels, however, is not subcontracted to third-parties. TST employs full-time superintendents, technical experts and marine engineers and has expertise in inspecting second-hand vessels for purchase and sale, and in fleet maintenance and repair. They have approximately 178 employees engaged in ship technical management and approximately 3,000 seafaring employees, of whom approximately 1,300 are employed at sea and the remainder is on leave at any given time. Their principal office is in Athens, Greece. The vessels managed by TST on our behalf consists of tankers.

Tsakos Energy Management pays TST a fee per vessel per month for technical management of operating vessels and vessels under construction. This fee was determined by comparison to the rates charged by other major independent vessel managers. We generally pay all monthly operating requirements of our fleet in advance.

TST performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Maria Energy, Tenergy, the VLCCs Hercules I, Ulysses, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, and the aframax tankers Maria Princess, Ise Princess, Alpes, Aspen, DF Montmartre and DF Mystras are subcontracted to unaffiliated third-party ship managers.

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

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2024.

Customer	Year Ended December 31, 2024
Equinor	16.64%
Exxonmobil	10.03%
Flopec	8.81%
Vitol	7.01%
CSSA	5.51%
Petrobras	5.38%
Petco	4.89%
Trafigura	4.85%
Galp	4.27%
Shell	3.45%
Chevron	3.40%
BP Shipping	3.29%
Unipec	2.32%
Pisco	2.07%
RWE	2.00%
Aramco	1.87%
Mecuria	1.56%
Litasco	1.24%
Heritage	1.00%
Uniper	0.99%

Table of Contents	33

Regulation

A.	Context

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

B.	Relevant Laws and Regulations

a.	International Maritime Organization ("IMO")

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

i.	MARPOL Annex I

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

ii.	MARPOL Annex IV

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

iii.	MARPOL Annex VI

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It set limits on sulfur oxide and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for the designation of special areas known as Emission Control Areas (“ECAs”) where more stringent controls on sulfur emissions would apply (discussed below in "IMO Emission Control Areas"). Annex VI has been ratified by some, but not all IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention (“IAPP”) Certificate evidencing compliance with Annex VI. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, NOx and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which were fully phased in at the beginning of 2020, and by establishing three tiers of NOx emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in ECAs. The U.S. ratified the amendments in October 2008. Annex VI was implemented in the U.S. through the Act to Prevent Pollution from Ships (“APPS”). Annex VI, APPS and implementing regulations promulgated by the U.S. Environmental Protection Agency (“EPA”) under the Clean Air Act (“CAA”) impose engine-based and fuel-based standards that apply to U.S. flagged ships wherever located, and to non-U.S. flagged ships operating in U.S. waters, as well as ships operating within the 200 nautical mile border around the U.S., including the North American ECA and the U.S. Caribbean ECA, which encompasses waters around Puerto Rico and the U.S. Virgin Islands. The APPS statute requires engine manufacturers, owners and operators of vessels, and other persons to comply with Annex VI of MARPOL. The EPA and the U.S. Coast Guard (the “USCG”) enforce these requirements pursuant to authority under APPS, the CAA and a 2011 Memorandum of Understanding between the EPA and the USCG setting forth the terms by which the EPA and the USCG mutually cooperate in enforcement and implementation.

Table of Contents	34

Amendments to Annex VI to address greenhouse gas (“GHG”) emissions from shipping came into force on January 1, 2013. Newbuild vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile (the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). Amendments and guidelines to both EEDI and SEEMP have since been introduced, including but not limited to the 2022 Guidelines on survey and certification of EEDI, and the 2024 Guidelines for the development of a SEEMP. All our vessels have SEEMPs. The EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier was placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements as indicated in the vessels International Energy Efficiency (IEE) Certificate. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III ECAs (discussed in further detail below), and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. Further amendments to the Code came into force on 1 October 2020, governing electronic record books and certification requirements for SCR (selective catalytic reduction) systems. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016, as subsequently further amended. Beginning on January 1, 2019(now) Regulation 27 of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must have been submitted to the flag state no later than March 31, 2020. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database (IMO DCS). Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. Amendments to Appendix IX of Annex VI, due to enter into force on 1 August 2025, will add to data reporting requirements under IMO DCS, including: fuel oil consumption while the ship is not under way by fuel oil type, and installation of any innovative technology, which changes are also reflected in the 2024 Guidelines for the development of a SEEMP (as concerns Part II, relating to the ship's Fuel Oil Consumptions Data-Collection Plan).

The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.50% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships were not permitted to transport fuels containing more than 0.50% m/m sulfur content for use on board, regardless of whether a ship is operating outside a designated ECA, unless the ship has an approved exhaust cleaning system ("EGCS") or “scrubber” fitted (see also discussion of IMO Emission Control Areas below). This impacts on the rates to be achieved (eg scrubber premium) for vessels, as vessels that are scrubber fitted may be able to achieve higher charter rates. It is not expected that compliance with such regulations will have a material effect on the operation or financial viability of our business. Amendments to Annex VI of MARPOL came into force on April 1, 2022, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of in-use and on-board fuel oil and installation of on board sampling point or points for in-use fuel. There are other jurisdictions which regulate the sulphur content of fuel used on board.

From April 1, 2022, changes to the reporting requirements on the vessel's required and attained EEDI values contained in what is now Regulation 22, brought forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, are required to be significantly more energy efficient than the baseline.

On November 1, 2022, new amendments to Annex VI of MARPOL, adopted by the MEPC at its 76th session, entered into force. The amendments impose mandatory short term goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's revised strategy on the reduction of GHG emissions from ships as adopted on July 7, 2023 which incorporates targets for net-zero GHG emissions from international shipping by or around 2050 and indicative achievement check-points by at least 20% reduction by 2030 and at least 70% reduction by 2040 (compared to 2008 levels) the reduction of carbon intensity of international shipping by at least 40% by 2030 (compared to 2008 levels) and the uptake of at least 5% of the international shipping with zero or near-zero GHG emission technologies, fuels and/or energy sources by 2030.The short term GHG reduction measures include the Energy Efficiency Existing Ship Index (EEXI) and the Carbon Intensity Indicator (CII). The EEXI effectively extends design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). The vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) was required to be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is an operational efficiency performance rating that is given to all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. Vessels require a new SEEMP Part III that measures the vessel's CII and sets a mandatory annual CII target to be attained via operational compliance steps. The CII metric for calculating a vessel's annual operational carbon intensity is the annual efficiency ratio ("AER"), which considers a vessel's total CO2 emissions over the vessel's total distance sailed (as deadweight ton miles). A ship's carbon intensity is rated by performance level A (best – major superior) to E (worst – inferior) which is recorded on the SEEMP. If a ship is rated D for three consecutive years or E for one year, it will have to submit a corrective action plan describing how it will achieve rating C or better. Administrations, port authorities and other stakeholders are encouraged by the MEPC to provide incentives to ships rated A or B. The MEPC is to review the effectiveness of these requirements by January 1, 2026 and develop further amendments as required. A review of regulations relating to both CII and EEXI was commenced at MEPC 82 in October 2024. As a result the full financial impact of complying with these measures is not yet clear.

Table of Contents	35

iv.	Convention on Facilitation of International Maritime Traffic (“FAL”)

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information was mandatory beginning April 9, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations. In May 2022, the IMO's Facilitation Committee adopted amendments to FAL which entered into force on January 1, 2024. These amendments make it mandatory for public authorities to establish, maintain and use single window systems for the electronic exchange of information required on arrival, stay and departure of ships in ports. Public authorities must combine or coordinate the electronic transmission of the data to ensure that information is submitted or provided only once and re-used to the maximum extent possible. The updated annex to the FAL Convention requires Contracting Governments and their relevant public authorities to allow ships and ports to remain fully operational during a public health emergency of international concern (PHEIC), in order to maintain complete functionality of global supply chains to the greatest extent possible. Public authorities are also required to designate port workers and ships' crew as key workers (or equivalent), regardless of their nationality or the flag of their ship, when in their territory. In March 2023, the IMO's Facilitation Committee adopted amendments to FAL that entered into force on January 1, 2025. The amendments affect the Recommended Practice 7.11 and focus on addressing the need to combat illegal activities in national facilitation programs.

v.	International Convention on the Control of Harmful Anti-fouling Systems on Ships (the "Anti-fouling Convention")

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

vi.	International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”) and others

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers including those contained in the International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”), the Existing Ships Carrying Liquefied Gases in Bulk (“EGC Code”) and the Code of the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. In December 2024, the IMO Maritime Safety Committee adopted amendments to chapter 6 of the IGC Code sets out amended requirements for metallic materials used in cargo tanks that will apply to LNG carriers. These amendments are expected to enter into force in 2026. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. Since January 1, 2021, Annex II MARPOL has imposed stricter controls on the discharge of noxious liquid substances residues in specified areas (North West European waters, Baltic Sea area, Western European waters and the Norwegian Sea). In these areas prewash and discharge to a port reception facility are required for cargo residues and tank washings containing persistent floating products (for example, certain vegetable oils and paraffin-like cargoes).

vii.	International Code of Safety for Ships Using Gases or Other Low-flashpoint Fuels (“IGF Code”)

Our dual fuel tankers meet IMO requirements of the IGF Code, which stands for the International Code of Safety for Ships Using Gases or Other Low-flashpoint Fuels. Our DF vessels have been constructed and meet, apart from SOLAS and MARPOL requirements, the IGF Code requirements. Crew onboard these vessels are also certified with the additional STCW requirements for this type of vessels.

Table of Contents	36

viii.	MARPOL Annex V

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

The technical managers of our fleet vessels have established, implemented, and continue to maintain procedures as well as health, safety, environmental, and energy programs in alignment with the applicable ISO standards such as ISO 9001, 14001, 45001, and 50001. These efforts aim to ensure regulatory compliance, drive continual improvement in health, safety, environmental, and energy performance, eliminate accidents, and minimize environmental impact.

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

ix.	International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”)

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998 and which was further amended on July 1, 2010. The ISM Code requires ship owners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All technical managers and vessels in our fleet are certified in accordance with the International Safety Management (ISM) Code.

x.	International Convention for the Safety of Life at Sea (“SOLAS”)

The International Convention for the Safety of Life at Sea (“SOLAS”) was amended in November 2012 to incorporate mandatory maximum noise level limits for machinery spaces, control rooms, accommodation and other spaces on board vessels. The amendments came into force on July 1, 2014 and require ships of 1,600 gross tons or more, for which the building contract was placed on or after July 1, 2014 or were constructed on or after January 1, 2015 or will be delivered on or after July 1, 2018 to be constructed to reduce on-board noise and to protect personnel from noise on board ships. All of our vessels comply with existing guidelines, and our new buildings will meet the applicable current and future known requirements.

SOLAS Regulation II-2/4 has been amended to require that ships carrying oil fuel shall prior to bunkering with fuel be provided with a declaration signed and certified by the fuel oil supplier's representative that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1 and with the test method used for determining the flashpoint. These amendments are expected to come into effect on January 1, 2026. SOLAS Regulations II-2/4.5 and II-2/11.6 have been amended to clarify the provisions relating to the secondary means of venting cargo tanks in order to ensure adequate safety against over and under pressurization. SOLAS Regulation II-2/20 relating to the performance of ventilation systems was also amended. These changes apply to all tankers constructed on or after January 1, 2017. All of our tankers constructed on or after January 1, 2017 comply with, and our new buildings will meet, these requirements.

Table of Contents	37

SOLAS Regulation II-2 10.10.1 and 10.10.3 have been amended and require ships constructed on or after July 1, 2014 to be fitted with the following by July 1, 2019: a) compressed air breathing apparatus fitted with an audible alarm and a visual or other device which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters; b) a minimum of two two-way portable radiotelephone apparatus for each fire party for fire-fighter’s communication. The two-way portable radiotelephone apparatus must be explosion-proof or intrinsically safe. Fire parties are individuals or groups listed on the muster list. All our vessels comply with these requirements.

Performance standards for Enhanced Group Call (“EGC”) and NAVTEX Equipment have also been amended. Such equipment installed after July 1, 2019 must comply with SOLAS IV/7 and SOLAS IV/14. SOLAS Regulations III/3 and III/20 were amended effective January 1, 2020. From this time, all ships must comply with requirements for maintenance, thorough examination, operational testing, overhaul and repair of lifeboats and rescue boats, launching appliances and release gear contained in SOLAS Chapter III. Amendments to SOLAS Regulation II-1/3-8 requiring appropriate and safe-to-use designs of mooring arrangements, introduction of a maintenance and inspection regime and proper documentation entered into force on January 1, 2024. In addition, amendments to parts B-1, B-2 and B-4 of SOLAS chapter II-1 related to watertight integrity requirements entered into force on January 1, 2024.

Amendments to SOLAS chapters II-1, III, IV and V, and the appendix (Certificates), to the 1988 SOLAS Protocol, the 1994 and 2000 HSC Codes, the 1983 and 2008 SPS Codes and the and the 1979, 1989 and 2009 MODU Codes have been adopted to complete modernization of the Global Maritime Distress and Safety System (GMDSS) and to enable use of modern communication systems in future, as well as amendments to existing related resolutions such as on performance standards for equipment. Amendments to the 1978 SOLAS Protocol concerning the Form of Safety Equipment Certificate for Cargo Ships are expected to apply from 1 January 2026 to ensure harmonization with SOLAS as a result of the GMDSS modernization. Furthermore, amendments to parts A and A-1 of the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (IGF Code) have been made which relate to loading limits for liquefied gas fuel tanks, amongst other things. Amendments have also been made regarding the protection of fuel supply for liquefied gas fuel tanks, in order to prevent explosions. Further amendments to the IGF Code are expected to enter into force from January 1 2026 for ships using natural gas as fuel and related to the requirements for metallic materials used in fuel tanks.

xi.	International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”)

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

xii.	Nairobi Wreck Removal Convention 2007 (“Wreck Convention”)

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

xiii.	Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the "Hong Kong Convention")

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the Hong Kong Convention) enters into force on 26 June 2025. Regulations in the Convention cover: the design, construction, operation and preparation of ships for recycling in a safe and environmentally manner; the operation of ship recycling facilities; and the establishment of an enforcement mechanism for ship recycling as well as certification and reporting requirements. To comply with the Hong Kong Convention, ships must keep on board an Inventory of Hazardous Materials that is prepared, verified and updated in line with IMO guidelines. The IMO MEPC has adopted various guidelines relating and ancillary to the Hong Kong Convention.

b.	US Laws and Regulations

i.	The U.S. Oil Pollution Act of 1990 (“OPA 90”)

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

Table of Contents	38

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

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. As of February 28, 2025, the limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,500 per gross ton or $21,521,000.

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

ii.	U.S. Comprehensive Environmental Response, Compensation, and Liability Act

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

iii.	The U.S. Clean Water Act of 1972 (“CWA”)

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

Table of Contents	39

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

We comply with the VGP and the record keeping requirements, and we do not believe that the costs associated with obtaining such permits and complying with the associated obligations will have a material impact on our operations.

In August 2021, a Federal Judge in California ordered the EPA to update its regulations about the chemicals that can be used to disperse offshore oil spills. Regulatory revisions were published in the Federal Register on June 12, 2023 and became effective six months later (December 11, 2023).

iv.	The Clear Air Act

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

c.	IMO Emission Control Areas.

As of 1 January 2020, all vessels subject to MARPOL operating in ECAs (defined above) must use fuel with a sulfur content of 0.10%. Those areas comprise: (1) the Baltic Sea area, (2) the North Sea area, (3) the North American Emission Control Area, (4) the United States Caribbean Sea Emission Control area, and (5) the Mediterranean Sea Emission Control Area as further defined in MARPOL (effective 1 May 2025).

Pursuant to MEPC 82 (held in December 2024): (6) the Canadian Artic Emission Control Area and (7) the Norwegian Sea (as each defined in MARPOL) will also be included as ECAs, from 1 March 2026. To comply with said limits, MARPOL Annex VI allows the vessel's Administration (aka flag state) to allow the use of any "fitting, material, appliance or apparatus to be fitted in a ship …" so long as at least as effective in terms of emissions reductions as those requirements, including EGCS (aka scrubbers). The 2021 EGCS Guidelines set out criteria in relation to permissible EGCS. Individual jurisdictions also regulate the use of EGCS which vary (for example from 1 July 2025 ships with open loop scrubbers will be banned from sailing within a range of Danish coastlines. Similarly, use of Exhaust Gas Cleaning systems is also prohibited within Dubai territorial waters).

Since January 1, 2016, NOx after-treatment requirements have also applied.

California implemented a 24 nautical mile zone within which fuel must have a sulfur content of 0.10% or less on January 1, 2014. Currently, the California regulations run in parallel with the emissions requirements in the North American and Caribbean ECAs. Compliance with the North American and Caribbean ECA emission requirements, as well as the possibility that more stringent emissions requirements for marine diesel engines or port operations by vessels will be adopted by the EPA or the states where we operate, could entail significant capital expenditures or otherwise increase the costs of our operations.

Similarly, pursuant to the EU Sulphur Directive, fuel with a sulfur content in excess of 0.1% has not been permitted since January 1, 2015 in any "SOx Emission Control Area" (being any areas defined as such pursuant to MARPOL Annex VI).

At MEPC 80, the MEPC agreed to designate the North-Western Mediterranean Sea as a Particularly Sensitive Sea Area ("PSSA"), meaning it can be protected by shipping route measures, which include navigating with particular caution and requirements such as speed reduction measures for ships. 19 PSSAs have been designated including most recently the Nusa Penida Islands and Gili Matra Islands in the Lombok Strait, in 2024.

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

Tier III standards apply to marine diesel engines that are installed on ships which operates in any so-called Nox Tier III emission control area. These areas are: the North American ECA and the United States Caribbean ECA (for qualifying ships constructed on or after 1 January 2016), the Baltic Sea ECA and the North Sea ECA (for qualifying ships constructed on or after 1 January 2021), the Canadian Artic ECA (for qualifying ships constructed on or after 1 January 2025 – effective 1 March 2026), and the Norwegian Sea Emission Control Area (for qualifying ships constructed on or after 1 March 2026). Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (“SCR”).

Table of Contents	40

There is an exemption to the Tier III requirement to allow ships fitted with dual-fuel engines or only Tier II engines to be built, converted, repaired or maintained at shipyards located inside NOx ECAs if there is not an available, feasible Tier III engine and retrofitting the Tier II engine is not feasible.

Amendments to MARPOL Annex I (by way of addition of a new regulation 43A) introduce a prohibition on the use and carriage for use as fuel of heavy fuel oil (HFO) by ships in Arctic waters on and after 1 July 2024.

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

In December 2022, the MEPC adopted amendments to Annex V making it mandatory to include the flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70˚C in the BDN. This amendment entered into force on 1 May 2024. At its 80th session, MEPC approved new unified interpretations to Regulations 18.5 and 18.6 of MARPOL Annex VI stating that the BDN is acceptable in either hard copy or electronic format.

d.	Other international regulations

i.	International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea ("HNS Convention")

HNS Convention. Our vessels also may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, created in 1996 and as amended by the Protocol adopted in April 2010 (as amended, the “HNS Convention”) if it enters into force. The HNS Convention would create a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover an incident. In March 2020, EU ministers signed a declaration highlighting the importance of the ratification of international maritime conventions, including the 2010 HNS Convention with a target of May 2021 for ratification by EU Member States. In May 2020 France passed legislation preparing for the ratification of the HNS Protocol 2010. In January 2022, Estonia became the sixth country to deposit instruments of ratification of the HNS Protocol 2010 (joining Canada, Denmark, Norway, South Africa and Turkey). France and Slovakia ratified the Convention in October 2023, and November 2023 respectively. To date however, the HNS Convention has not been ratified by a sufficient number of countries to enter into force. Specifically, the Convention requires at least 12 States to ratify or accede to the Protocol, in addition to other conditions. Currently, eight (8) States (Canada, Denmark, Estonia, France, Norway, South Africa, Slovakia, and Turkey) have consented to be bound by the HNS Convention.

ii.	International Labour Organization’s Maritime Labour Convention ("MLC 2006")

The Maritime Labour Convention. The International Labour Organization’s Maritime Labour Convention was adopted in 2006 (“MLC 2006”). The basic aims of the MLC 2006 are to ensure comprehensive worldwide protection of the rights of seafarers (the MLC 2006 is sometimes called the Seafarers’ Bill of Rights) and to establish a level playing field for countries and ship owners committed to providing decent working and living conditions for seafarers, protecting them from unfair competition on the part of substandard ships. The MLC 2006 was ratified on August 20, 2012, and all our vessels were certified by August 2013, as required. Since January 18, 2017, all ships which are subject to the MLC have been required to carry and display on board two certificates confirming that financial security is in place for a) shipowners’ liabilities in the event of abandonment and b) contractual payments for death or long-term disability, as set out in relevant the employment agreement. As of December 26, 2020, shipowners are obliged to pay wages and other entitlements to seafarers where the seafarer is held captive as a result of piracy or armed robbery. The 2022 amendments to the Code of the MLC 2006 set requirements for repatriation of seafarers including those deemed abandoned, provision of internet access on board as far as reasonable practicable as well as health and safety protection. The MLC 2006 requirements have not had, and we do not expect that the MLC 2006 requirements will have, a material effect on our operations. All our vessels comply with the 2022 amendments to the Code of the MLC 2006.

e.	European Union Initiatives

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

Furthermore, the Environmental Crime Directive (Directive (EU) 2024/1203 on the protection of the environment through criminal law) entered into force on 20 May 2024. The Environmental Crime Directive establishes minimum rules for the definition of criminal offences in EU Member States in relation to the environment and a minimum denominator for sanctions for environmental crimes.

Table of Contents	41

i.	EU MRV

The Council of the EU has approved the implementation of its 2013 strategy for integrating maritime transport emissions into the EU’s GHG reduction policies, and Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide (“CO2”) emissions from maritime transport was adopted on April 29, 2015. It obliges owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per voyage and annual basis, from January 1, 2018. There are provisions for monitoring, reporting and verifying (“MRV”) of CO2 emissions from vessels using EU ports, to apply from January 1, 2018. From 2019, by April 30 each year all ships above 5,000 gross tons, regardless of flag, calling at EU ports must submit a verified emissions report annually to the European Commission and the vessel’s flag state. From 2019, by June 30 each year vessels must carry a valid Document of Compliance (“DOC”) confirming compliance with Regulation (EU) 2015/757 for the prior reporting period. This DOC must be made available for inspection at EU ports. From 1 January 2024, vessels are now also required to monitor and report methane and nitrous oxide emissions in line with an updated monitoring plan. Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013.

ii.	UK MRV

On 31 January 2020, the UK withdrew from the EU and has become an independent sovereign nation. A transition period applied until 31 December 2020, during which EU law continued to apply in the UK. Since then, the UK has had a new relationship with the EU based on the EU-UK Trade and Cooperation Agreement.

On 16 July 2020, the European Commission published a notice to stakeholders that explained the impact of the UK’s withdrawal from the EU associated with the EU monitoring, reporting and verification of emissions data for shipping. Based on this the Regulation EU 2015/757 on Monitoring, Reporting and Verification of Carbon Dioxide (CO2) Emissions from Maritime Transport would not longer apply to the UK but operators will still need to collect data on voyages between the UK and EEA and vice-versa for input into the existing EU MRV regime.

Although the UK is no longer part of the EU MRV regime, the EU Regulation which established that regime (Regulation (EU) 2015/757) was retained in domestic law under the EU (Withdrawal) Act 2018, subject to amendments needed to make it operable in a UK-only context.

As such the UK MRV regime is an identical monitoring reporting and verification system to the EU regulation that applies to voyages between two UK ports, voyages between a UK and non-EEA port and emissions generated at a UK port. The rest of the compliance obligations remained identical as described under the EU MRV regime.

Moreover, as a result of the UK’s withdrew from the EU, the UK Emissions Trading Scheme (UK ETS) replaced the UK’s participation in the European Union Emissions Trading Scheme on January 1st, 2021. The UK ETS aims to incorporate the scheme to the maritime sector from 2026.

iii.	The European Green Deal and the European Union's Fit for 55 Package

The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading System (“ETS”). In July 2021, the European Climate Law, which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050, entered into force According to Directive (EU) 2018/2001 of the European Parliament and of the Council of 11 December 2018 on the promotion of the use of energy from renewable sources, in order to mainstream the use of renewable energy in the transport sector. The share of renewable energy within the final consumption of energy in the transport sector is set to be at least 42.5 % by 2030 (minimum share).

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

•	EU Emissions Trading Scheme Directive ("EU ETS")

The amended EU ETS Directive has applied to cargo and passenger ships of 5,000GT and above since January 1, 2024, and applies to 100% of carbon emissions from voyages between EU ports and 50% of carbon emissions from voyages between an EU port and a non-EU port. The EU ETS is a 'cap and trade' system, where participants purchase allowances via an auction process (or via allocation free of charge), for the purpose of retiring sufficient allowances each year to comply with EU ETS. Surplus allowances can be traded with other participants on a secondary market. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual of qualifying emissions (monitored, reported and verified in accordance with the MRV (which was also amended in 2023) for the previous reporting calendar year or face paying a financial penalty plus the balance of outstanding allowances. The responsible party is obliged to surrender allowances in accordance with a phase in period: 40% in 2025 for verified emissions relating to the reporting period of 2024, 70% in 2026 for verified emissions relating to the reporting period of 2025 and 100% in 2027 (and every year after) for verified emissions relating to the reporting period of 2026. However, from 2026 qualifying GHG emissions will include nitrous oxides and methane in addition to carbon emissions. It is important to note that the EU ETS provides for means by which the party responsible for compliance costs (which is usually the shipowner, but may be another entity that has assumed responsibilities under the ISM Code and to whom responsibility under EU ETS has been mandated in writing) can request reimbursement from those entities who, pursuant to an underlying physical contract, have contracted to purchase and supply fuel to the vessel or otherwise have assumed operational control of the ship, such as the charterers, for costs in relation to compliance with the EU ETS. We are taking steps to comply with the EU ETS and are continuing to comply with the MRV. It is not expected that compliance with such regulations will have a material effect on the operation or financial viability of our business as we are seeking to pass on the costs of EU ETS compliance to charterers under contractual arrangements, especially on the vessels under time charters. From 2027 EU ETS will be expanded to include offshore ships of 5,000GT and above, and inclusion of offshore and general cargo ships of 400 - 5,000GT are to be considered as part of the review of EU ETS to take place by 2026.

Table of Contents	42

•	FuelEU Maritime Regulation

The Fuel EU Maritime Regulation entered into force on 1 January 2025 and sets an annual GHG intensity limit on maritime fuels and other energy used on board vessels above 5,000GT that transport cargo or passengers, arriving at or departing from EU ports.

Under FuelEU Maritime the entity with responsibility for the vessel under the ISM Code; (the technical ship manager) is required to: (1) comply with the annual GHG intensity limit for fuel and energy set by FuelEU Maritime (requiring the monitoring and recording of emissions on an annual basis (each year a "Reporting Period"), on a Well-To-Wake ("WtW") basis), confirmed by the recording of a verified annual compliance balance on the FuelEU Database before 1 May of the following year (the "Verification Period"); (2) from 2030, comply with provisions relating the mandatory use of onshore power supply for passenger and container vessels; and (3) where it is established that the uptake of renewable fuels of non-biological origin ("RFNBO") for the Reporting Period 2031 is less than 1% across the shipping sector, comply with a sub-target of RFNBOs to be used on board equal to 2% of its yearly energy consumption, from 2034 onwards.

For the purpose of monitoring and recording, WtW emissions for voyages are counted in the same way as those for the EU ETS (see above).

Starting from 2026 calendar year for the 2025 reporting period and thereafter for every subsequent reporting period, the following key stages are required during each Verification Period: By 31 January, each company must provide its verifier with a ship-specific FuelEU Report containing ship and voyage-related information in respect of the recent Reporting Period. By 31 March the verifier must calculate and notify the company of the yearly average GHG intensity of the energy used on board the ship, the ship's compliance balance, and other information. Before 1 May the verifier must record each company's verified GHG intensity compliance balance on the FuelEU Database. Companies whose verified compliance balance does not meet the annual GHG intensity limit ("Deficit Vessels"), are subject to a penalty of EUR 2,400 per tonne of VLSFO energy equivalent, in respect of any negative balance (a "Compliance Deficit"), payable by 30 June of the Verification Period. By the same date the verifier will issue a FuelEU Document of Compliance ("DOC") to all vessels that do not have a compliance Deficit, or have paid any Penalty owed, which will remain valid for 18 months or until the next DOC is issued, whichever is earlier.

To facilitate compliance, between 31 March and 30 April FuelEU Maritime allows companies to make use any of three flexibility mechanisms (and more than one, where compatible): (1) borrowing (whereby Deficit Vessels may borrow compliance surplus from the following Reporting Period, in exchange for a multiplier to the Compliance Deficit in the year from which Surplus was borrowed); (2) banking, where by compliant Vessels ("Surplus Vessels"), may transfer any excess positive balance ("Compliance Surplus"), for use in the next Reporting Period; and (3) pooling, whereby Surplus Vessels can transfer Compliance Surplus to Deficit Vessels, subject to ensuring that the pool formed, as a whole, is compliant.

Unlike EU ETS, no direct statutory recourse exists for the company against time charterer (or other entity ultimately responsible for the purchase of the of the fuel or commercial operation of the ship), under FuelEU Maritime. Instead, if the company wishes to pass costs of FuelEU Maritime down to the operator of the vessel, this must be achieved by contractual arrangements (in both time and voyage charterparties), requiring (in most cases) amendments to contracts. It is expected that compliance with such regulations will have a substantial impact on the operation or financial viability of our business.

iv.	Vessel Recycling Regulations

•	European Ship Recycling Regulation

The EU has introduced the European Ship Recycling Regulation (Regulation (EU) 1257/2013), aimed at minimizing adverse effects on health and the environment caused by ship recycling, as well as enhancing safety, protecting the marine environment and ensuring the sound management of hazardous waste. The Regulation entered into force on November 20, 2013 and aimed at facilitating early ratification of the IMO “Hong Kong Convention” (see above).

From December 31, 2020, the Ship Recycling Regulation requires vessels flying the flag of EU Member States to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation extends to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. A certified inventory of hazardous materials (“IHM”) first requires a survey carried out by the shipowner or a hazardous materials experts, and then the relevant flag state administration to issue a statement of compliance to the vessel after verifying the IHM. The IHM is subject to periodic checks during renewal surveys every five years and during port state control inspections. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities and grants an EU Member State the right to detain, dismiss or exclude non-compliant vessels from their ports or offshore terminals. Amendments to the European Ship Recycling Regulation with regard to electronic reporting were made in 2018. On 19 February 2025, the EU Commission published the results of its first evaluation of the Shipping Recycling Regulation to the EU Council and Parliament. The report noted that the Regulation was largely consistent with the Hong Kong Convention but recognized the need to streamline reporting and certification requirements to avoid any unnecessary administrative burden arising from the co-existence of the Ship Recycling Regulation and the Hong Kong Convention.

Table of Contents	43

f.	Other Environmental Initiatives

i.	International Convention on Civil Liability for Oil Pollution Damage, 1969 ("CLC")

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

ii.	U.S. National Invasive Species Act

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

iii.	IMO International Convention for the Control and Management of Ships’ Ballast Water and Sediments ("BWM Convention")

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

Table of Contents	44

MEPC 80 saw the approval of the Convention Review Plan, as well as adoption of amendments to Appendix II of the Annex to the BWM Convention, on the Form of Ballast Water Record Book. The new form of the Ballast Water Record Book applies from 1 February 2025. A unified interpretation of the form of the International Ballast Water Management Certificate (IBWMC), and of regulations B-3.5 and B-3.10 (regarding the date of construction for ships which have undergone conversion) of the BWM Convention were also approved. Final approval was also granted at MEPC 80 to two ballast water management systems which make use of Active Substances.

MEPC 81 adopted a resolution on Interim guidance on the application of the BWM Convention to ships operating in challenging water quality conditions. MEPC 81 also approved Guidance on temporary storage of treated sewage and/or grey water in ballast water tanks, and adopted amendments to regulations A-1 and B-2 of the BWM Convention on electronic record books, which apply from 1 October 2025.

MEPC 82 approved the 2024 Guidance on ballast water record-keeping and reporting as well as the 2024 Guidance for Administrations on the type approval process for ballast water management systems.

Our vessels comply with the BWM Convention in accordance with its terms, though the cost of compliance has resulted in us incurring costs to install approved ballast water treatment systems on our vessels.

g.	Regulations

i.	IMO International Code for Ships Operating in Polar Waters

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

ii.	IMO MARPOL

MARPOL Annex I regulation 43 concerning special requirements for the use or carriage of oils in the Antarctic area to prohibit ships from carrying heavy grade oil on board as ballast, came into force on March 1, 2016. In June 2021 the MEPC adopted draft amendments to MARPOL Annex I, which add a new Regulation 43A introducing a prohibition on the use and carriage of heavy fuel oil by ships in Arctic waters from July 1, 2024. Ships with fuel oil tanks located inside the double hull would need to comply on and after July 1, 2029.

In December 2022, the MEPC also adopted amendments to MARPOL Annex I, Annex II, Annex IV, Annex V, and Annex VI to allow States with ports in the Arctic region to enter into regional arrangements for port reception facilities, which apply from May 1, 2024.

iii.	IMO Maritime Safety Committee (MSC 107)

In 2023, the IMO Maritime Safety Committee (MSC 107) adopted initial amendments to the Polar Code, along with related changes to SOLAS. These amendments introduce new safety and voyage planning requirements for, among others, cargo ships between 300 and 500 GT operating in polar waters. These changes are set to take effect on January 1, 2026.

h.	Greenhouse Gases

i.	Kyoto Protocol to the United Nations Framework Convention on Climate Change

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

Table of Contents	45

ii.	Hong Kong Air Pollution Control (Marine Light Diesel) Regulations

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

iii.	Chinese local Regulations

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

iv.	Taiwanese local Regulations

From January 1, 2019, ships not fitted with scrubbers are required to burn fuel with a sulfur content not exceeding 0.5% when entering Taiwan’s international commercial port areas.

v.	The Paris Agreement

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of February 2025, 195 of the 198 parties to the Paris Agreement have ratified it. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. On 20 January 2025, the U.S. President signed an Executive Order recommencing withdrawal of the United States from any commitment made under the UNFCCC (including the Paris Agreement). Under the Paris Agreement the United States' withdrawal will become effective one year from notification by the US Ambassador to the United States (or at a later date specified in the withdrawal notice). With growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, the shipping industry has been subject to further regulation as a result of COP 21 and subsequent COP meetings. This has included initiatives from both the shipping industry and national governments, such as the Call to Action for Shipping Decarbonization (which more than 200 companies has signed), the Clydebank Declaration for Green Shipping Corridors (signed by over 20 countries) and the proposal from the International Chamber of Shipping for an IMO Maritime Research Fund to invest in research and development of zero-carbon technologies for ships.

vi.	United Nations Framework Convention on Climate Change (UNFCCC) Conference of the Parties (COP)

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

vii.	IMO Marine Environment Protection Committee (MEPC) meetings

A follow-up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A (now Regulation 27) of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. Chapter 4 of MARPOL Annex VI imposes mandatory operational and technical carbon intensity requirements upon qualifying ships to reduce the carbon intensity of international shipping, as discussed above, which are part of these initiatives. There have also been proposals for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. A number of proposals were discussed at MEPC77 in November 2021 and were referred to the Intersessional Working Group on Reduction of GHG Emissions from Ships for further review. This Intersessional Working Group met in December 2022 and established a Working Group on Reduction of GHG emissions from ships (the "Working Group"). The Working Group committed to a strengthened level of ambition for the IMO's revised Strategy for Reduction of GHG Emissions from Ships by MEPC 80. The MEPC also invited and encouraged voluntary action plans and cooperation to contribute to reducing GHG emissions from ships. The present United States administration has abandoned net zero policies. COP29 was held in Baku in November 2024, and the most recent MEPC, MEPC 82, was held between 30 September – 4 October 2024 (details of which are included in this document, under the relevant headings). The Company is monitoring these developments and their potential impact.

Table of Contents	46

Updates from MEPC 80 and MEPC 81 included the adoption of the Revised IMO GHG Strategy and the LCA Guidelines, adoption of amendments to the Ballast Water Management Convention, the adoption of revised Guidelines in relation to underwater noise and biofouling management, and agreement of the effective date in relation to the Red Sea and Gulf of Aden special areas under MARPOL Annexes I and V at MEPC 80. At MEPC 81, a draft outline of a possible IMO net-zero framework was contemplated including a proposed new Chapter 5 of MARPOL Annex VI to include the MTMs (defined below).

Also adopted at MEPC 81 were amendments to MARPOL Protocol 1 in relation to the reporting of lost containers expected to enter into force on 1 January 2026, and related draft SOLAS chapter V amendments requiring the master of ships involved in loss of freight container incidents to communicate with the nearest coastal State and flag State about the incident, which are expected to enter into force on 1 January 2026.

MEPC 81 also adopted amendments to regulation 13.2.2 of MARPOL Annex VI on a marine diesel engine replacing a steam system, with amendments expected to come into force on 1 August 2025.

At MEPC 82 (as referred to above) further progress was made, including: the production of a draft IMO net-zero framework (see further below) to be used at future talks, the scheduling of Intersessional Work Group meetings ISWG-GHG 18 and 19 (see further below) to discuss the IMO's mid-term measures, commencement of review of the EEXI and CII regulations, adoption of the 2024 Guidelines for the development of a SEEMP, adoption of Guidelines on recommendatory Black Carbon emission measurement, monitoring and reporting and approval of draft amendments to appendix IX of MARPOL Annex VI, among others.

viii.	The IMO Revised GHG Strategy Mid Term Measures

The Revised IMO GHG Strategy states that a basket of mid-term GHG reduction measures should be developed and finalized comprising (1) a technical element, namely a goal-based marine fuel standard; and (2) an economic element, based on a maritime GHG emissions pricing mechanism. It should take into account the well-to-wake GHG emissions of marine fuels, as addressed in the LCA guidelines (below) (the "MTMs").

Progress on the development of the MTMs was made at MEPC82 in December 2024.

Further development of the candidate MTMs ahead of MEPC83 was attempted by an intersessional working group (ISWGGHG 18) in February 2025, and a further meeting (ISWG-GHG19) is to take place in March 2023.

Once agreed the mid-term measures are expected to appear in a new chapter 5 to MARPOL Annex VI, entitled the "IMO net-zero framework", currently under development (as mentioned above).

ix.	The LCA Guidelines

As mentioned above, the LCA Guidelines were adopted at MEPC81 in March 2024. The Guidelines provide a framework to assess the GHG intensity of all possible marine fuels and energy carriers, on a WtW basis, in relation to carbon dioxide, methane and nitrous oxide emissions.

The Guidelines (1) include default emission factors, and a methodology for using actual emission factors (subject to third-party verification and certification), and (2) introduce the concept of a Fuel Lifecycle Label to collect relevant information (including fuel type, pathway code, blend and lower calorific value) and convey sustainability certification.

x.	Low Carbon Global Industry Alliance ("GIA")

On June 29, 2017, the Low Carbon Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA was a program, under the Global Environmental Facility-United Nations Development Program-IMO project (GEF-UNDP-IMO GloMEEP Project), which supports shipping, and related industries, as they move towards a low carbon future. The GIA includes 18 members including, but not limited to, shipowners, operators, classification societies, and oil companies. Following completion of the GloMEEP Project in December 2019, the GIA was re-established and continues to operate under the framework of IMO GreenVoyage2050.

i.	Cyber Security Regulations

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

j.	Trading Restrictions

Our vessels may be chartered or sub-chartered to parties, or call on ports, located in countries that are subject to restrictions and sanctions imposed by the United States, the EU and other jurisdictions.

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran, North Korea and Syria), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the EU and other jurisdictions, and a number of those countries, currently North Korea, Iran and Syria, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

While it is difficult to estimate the impact of the conflict and current or future sanctions on our business and financial position, these events and related sanctions could adversely impact our operations. In recent years, economic sanctions were imposed by the United States, the EU, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas region of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and the EU have introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, certain jurisdictions, such as Greece and the United States, have temporarily detained vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

Table of Contents	47

These bans and related trade sanctions have started to change trade patterns across the shipping industry and existing or future restrictions may affect our current or future charters. In the near term, we have seen, and expect to continue to see, increased volatility in the region due to these geopolitical events. In addition, the volatility of market prices for fuel and energy products have increased as a result of related supply disruptions from the war in Ukraine. While uncertainty remains with respect to the ultimate impact of the conflict, we have seen, and anticipate continuing to see, significant changes in trade flows. A reduction or stoppage of grain out of the Black Sea or cargoes from Russia has, and will continue to, negatively impact the markets in those areas. In addition, increased volatility in the price of fuel or energy commodities may increase or decrease the price of fuel used by our vessels and/or demand for LNG or other goods we transport, each of which could affect our operations and liquidity. Due to their effect on the global market for LNG or other goods that we transport, current or additional sanctions could have a material adverse impact on our cash flows, financial condition and ability to make cash distributions.

The Company has complied with sanctions restrictions (including restrictions against non-government controlled regions of Ukraine (encompassing the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, Crimea, Zaporizhzhia and Kherson), Cuba, Iran, North Korea, Syria, Venezuela and, in prior periods, Sudan) and intends to continue to so comply in all respects. The Company has not, nor does it intend to, provide any goods, fees or services to the referenced countries, and has had no contacts with governmental entities in these countries nor does it intend to have any in the future.

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

The Company is also aware of the less restrictive sanctions on trading with other countries, including but not limited to Libya, Afghanistan, China, Myanmar/ Burma, and the restrictions on trading with Russia, certain Russian entities and Russian origin goods. It has complied with those restrictions and intends to continue to comply in all respects.

Between January 1, 2024, and April 4, 2025, the Company’s vessels made 2,968 port calls around the world, none of which were found to have breached any sanctions regulations.

Notwithstanding the above, it is possible that new, or changes to existing, sanctions-related legislation or agreements may impact our business. In addition, it is possible that the charterers of our vessels may violate applicable sanctions, laws and regulations, using our vessels or otherwise, and the applicable authorities may seek to review our activities as the vessel owner. Moreover, although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could negatively affect our reputation and result in some investors deciding, or being required, to divest their interest, or not to invest, in our common units. As noted above, any such violation or conduct would trigger a mandatory payment event under our financing arrangements. Finally, future expansion of sanctions or the imposition of sanctions on other jurisdictions could prevent our vessels from making any calls at certain ports, which could have a negative impact on our business and results of operations.

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of April 4, 2025. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, suezmax DP2 shuttle tankers, aframax, panamax, and handysize class sizes, and we also compete with owners of LNG carriers.

Although we do not actively trade to a significant extent in Middle East trade routes, disruptions in those routes as a result of international hostilities, including those in Syria, Iraq and between Russia and Ukraine, economic sanctions, including those with respect to Iran, Russia and Ukraine, and terrorist attacks such as those made in various international locations (Somalia, Kenya, Yemen, Nigeria) and pirate attacks repeatedly made upon shipping in the Indian Ocean, off West Africa and in South East Asia, may affect our business. We may face increased competition if tanker companies that trade in Middle East trade routes seek to employ their vessels in other trade routes in which we actively trade. Other significant operators of multiple aframax and suezmax tankers in the Atlantic basin that compete with us include public companies such as CMB.Tech (formerly Euronav), Teekay Tankers, Frontline, International Seaways, Inc., Double Hull Tankers and Nordic American Tankers. There are also numerous smaller tanker operators in the Atlantic basin.

Employees

We have no salaried employees. See “—Management Contract—Crewing and Employees.”

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by Tsakos Shipping at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Item 4A. Unresolved Staff Comments

None.

Table of Contents	48

Item 5. Operating and Financial Review and Prospects

Company Overview

As of April 4, 2025, the fleet consisted of 61 double-hull vessels with an average age of 10.4 years, comprised of 55 conventional tankers, two LNG carriers and four DP2 suezmax shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have twelve DP2 suezmax shuttle tankers, two MR tankers, two suezmax tankers and five LR1 tankers under construction with expected deliveries in 2025, 2026, 2027 and 2028. The current operational fleet consists of three VLCCs, sixteen suezmaxes (including four DP2 suezmax shuttle tankers), twenty-six aframaxes, two aframax LR2s, nine panamax LR1s, four handysize tankers and two LNG carriers. All vessels are owned by our subsidiaries, other than two suezmax tankers, one aframax tanker and one LNG carrier, which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in the availability of vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2024

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

In 2024, the Company continued to be positively impacted by the shifts in trade flows created by the armed conflict in Ukraine and the severe sanctions imposed by the Western world on Russian seaborne petroleum cargoes.

The sanctions put in place by the West, and others, to penalize the activities of the Russian government, unintentionally gave all tanker operators a positive thrust and created structural changes that could be long-standing, as Europe, the major client of Russian oil over the years, replaced “nearby” Russian oil with barrels from the USA, Guyana, West Africa, and the Middle East, creating therefore a positive ton-mile effect on global tanker demand and ultimately charter rates.

In addition, the instability in the Middle East which impacted shipping markets since October 2023, culminating in attacks on merchant ships in the Red Sea by the Houthi rebels remained prevalent during 2024, even though somewhat subsided after the temporary ceasefire between Israel and Hamas in January 2025, still remain in a fragile state. Many ship owners and charterers are still avoiding the region and seek alternate routes -through the Cape of Good Hope- that inevitably increase ton-mileage. While it is impossible to predict how geopolitical events, particularly those involving Russia and China, will unfold especially with a new Administration in the US, and on whether the current ceasefire in the Middle East will hold, we expect that the rerouting of cargos will remain, in some capacity, for the foreseeable future, and continue to support the supply side of the tanker sector, at least in the near term.

According to the International Energy Agency (IEA), global oil demand reached a record 102.2mbpd in 2023 and is expected to have increased by 1.0mb/d to a new record of 103.2mb/d, in 2024. The estimates for 2025 remain in line for another record year, to 104.2mb/d, another 1.0mb/d increase. With the post-Covid rebound now complete, global oil demand continues to expand despite the ongoing energy transition debate for renewables and alternative fuels. The world appears to realize that, for the time being, it will need to be reliant on oil and LNG for longer periods from what originally anticipated, possibly at least until 2050.

Non-OECD countries dominate the growth outlook, with forecast demand set to increase by 1.2mb/d in 2025 to 58.9mb/d. By contrast, consumption in the OECD is expected to increase by only 0.7mb/d to 32.5mb/d instead. China continues to play a significant part in global oil dynamics having captured 16.6% of world oil demand in 2024, a level expected for 2025 as well.

The outlook for the global economy is expected to remain stable, with the International Monetary Fund (IMF) revising its forecast for global GDP growth in 2025 from 3.2% to 3.3%, with similar growth of 3.3% in 2026.

Tanker fleet supply fundamentals continue to remain attractive. With just under 7 million deadweight tons scheduled to be delivered in 2025, the orderbook as at the end of January 2024 stood at 13.4% of the existing fleet, a still low number when compared to the last 20 years, however, imminent orderbook growth remains restricted due to little spare shipyard capacity before 2028. The combination of a still low tanker orderbook, an aging fleet, lack of shipyard capacity, as well as the ongoing discussions for alternative fuels which could alter the vessel designs of the future, should lead to manageable levels of tanker fleet growth over the next two to three years.

In summary, we expect that a combination of robust oil demand and positive fleet supply fundamentals should continue to support a healthy tanker market over the next two to three years both in terms of freight and asset prices. Continuous geopolitical instability in various regions of the world and the ongoing sanctions on Russian oil exports, which are expected to remain in place for some time, irrespective of any ceasefire with Ukraine, should maintain the existing bifurcation of the global fleet which has led to the creation of the “shadow” fleet and the rerouting of tankers for longer haul voyages. Both considered additive to the tanker market’s performance going forward.

Our fleet achieved voyage revenues of $804.1 million in 2024, a decrease of 9.6% from $889.6 million in 2023. The average size of our fleet increased to 61.8 in 2024 from 59.5 vessels in 2023, and fleet utilization decreased to 92.5% during 2024 compared to 96.3% 2023. In 2024, geopolitical events, such as the war in Ukraine, Gaza and the Houthi attacks in the Red Sea continued and led to changes in trade flows maintaining a situation where tankers performed long-haul voyages adding positive ton-mile effects for tanker demand and rates. Our average daily time charter rate per vessel, after deducting voyage expenses, decreased to $32,550 in 2024 from $36,822 in 2023, mainly due to softer market rates despite the increased number of operating vessels. Operating expenses increased by 1.6% to $198.0 million in 2024 from $194.9 million in 2023, mainly due to planned dry-docking of fifteen vessels in 2024, counterbalanced by a reduction on repairs and maintenance and spares expenses and the drop of lubricant prices.

Depreciation and amortization totaled $159.9 million in 2024 compared to $144.2 million in 2023 due to increased depreciation expenses from $122.8 million in 2023 to $138.4 million in 2024, mainly due to newly acquired vessels. General and administrative expenses, which include management fees and incentive awards, were $45.4 million in 2024 and $33.3 million in 2023, a 36.3% increase, mainly due to the amortization of stock compensation expense amounted to $8.1 million in 2024 compared to $nil million in 2023.

Table of Contents	49

In 2024, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2024, indicated no impairment. In 2023, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2023, resulted in an impairment charge of $26.4 million.

There was operating income of $278.6 million in 2024 compared to operating income of $391.5 million in 2023. Interest and finance costs, net, increased by 11.2% in 2024 or $11.3 million, mainly due to the increased average debt in 2024.

Net income attributable to the Company in 2024 was $176.2 million compared to $300.2 million in 2023. The effect of preferred dividends in 2024, inclusive of deemed dividends and undistributed income allocated to non-vested restricted common stock, was $28.0 million compared to $33.4 million in 2023. Net income per share, basic and diluted, was $5.03 in 2024 based on 29,505,603 weighted average shares outstanding, compared to net income per share, basic and diluted, $9.04 in 2023, based on 29,505,603 weighted average shares outstanding basic and outstanding.

Some of the most significant developments for the Company during 2024 were:

•	the dry-docking of Euronike, Selini, Salamina, Nippon Princess, Maria Princess, Alaska, Archangel, Andes, World Harmony, Chantal, Promitheas, Asahi Princess, Ise Princess, and Dias I, for their mandatory special or intermediate survey;

•	the deliveries of new vessels, the aframax tankers Chios DF, Ithaki DF, Alpes, Aspen, DF Montmartre, DF Mystras, and the suezmax tanker Popi Sazaklis;

•	the acquisition of the two suezmax vessels, Archangel and Alaska;

•	the sale of Eurochampion 2004, Izumo Princess, Nippon Princess, Euronike and Neo Energy;

•	the payment to holders of Series E preferred shares of dividends totaling $11.0 million in aggregate;

•	the payment to holders of Series F preferred shares of dividends totaling $16.0 million in aggregate; and

•	dividends to holders of common shares totaling $1.50 per share or $44.8 million in aggregate.

The Company operated the following types of vessels during and at the end of 2024:

Vessel Type	LNG carrier	VLCC	Suezmax	Suezmax DP2 shuttle	Aframax	Panamax	Handysize MR1	Total Fleet
Average number of vessels	2.4	3.0	13.0	4.0	26.4	9.0	4.0	61.8
Number of vessels at end of year	2.0	3.0	13.0	4.0	27.0	9.0	4.0	62.0
Dwt at end of year (in thousands)	187	900	2,072	623	3,020	662	149	7,613
Percentage of total fleet (by dwt at year end)	2.5%	11.8%	27.2%	8.2%	39.7%	8.7%	2.0%	100.0%
Average age, in years, at end of year	5.6	7.2	13.0	8.5	8.5	14.9	17.6	10.2

We believe that the key factors which determined our financial performance in 2024, within the given freight rate environment in which we operated, were:

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate DP2 shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of potential upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

Table of Contents	50

•	our ability to comply with the terms of our financing arrangements, including loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment;

•	our ability to access the capital markets and raise new financing on competitive terms; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed into 2025. To these may be added:

•	continued strength or any decline in the product and crude oil tanker charter markets during the year;

•	any additional vessel acquisitions or newbuildings;

•	any additional vessel sales;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Below please see data regarding our fleet for the years ended December 31, 2024, 2023 and 2022, which we use in analyzing our performance.

Fleet Data	2024		2023	2022
Average number of vessels	61.8		59.5	65.5
Number of vessels (at end of period)	62.0		60.0	66.0
Average age of fleet (in years)(1)	10.2		10.7	10.4
Earnings capacity days(2)	22,625		21,713	23,919
Off-hire days(3)	1,701		810	1,279
Net earnings days(4)	20,924		20,903	22,640
Percentage utilization(5)	92,5%		96.3%	94.7%
Average TCE per vessel per day(6)	$32,550	$	$ 36,822	$30,399
Vessel operating expenses per ship per day(7)	$9,350	$	$ 9,617	$8,467
Vessel overhead burden per ship per day(8)	$2,005	$	$ 1,535	$1,248

(1)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder or the seller, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(2)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(3)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades, initial positioning after delivery of new vessels and vessel repositioning up to the fixing date of employment.

(4)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(5)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.

(6)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2024, and 2023, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 468 days and 577 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

Table of Contents	51

(7)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(8)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2024	2023	2022
Voyage revenues	$804,061	$889,566	$860,400
Less: Voyage expenses	(152,875)	(155,724)	(209,890)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	14,640	14,600	14,600
Time charter equivalent revenues	665,826	748,442	665,110
Net earnings days	20,456	20,326	21,879
Average TCE per vessel per day	$32,550	$36,822	$30,399

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

Impact of Inflation and Interest Rates

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2023 and 2024. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates has and may continue to drive a higher cost of capital for our business.

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

Table of Contents	52

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2022, seven of our subsidiaries had vessels operating in a pool. During 2023, subsequent to the sale of our seven vessels that operated under pool arrangements during the first quarter of 2023, we had no further vessels operating in a pool. During 2024, two of our subsidiaries had vessels operating in a pool.

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

The Company reviews and tests all vessels and vessels under construction for impairment when indications of impairment are present and at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel including any unamortized dry-docking costs may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment, in accordance with ASC 360 “Property, Plant and Equipment”. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount including any unamortized dry-docking costs. The average age of our vessels is approximately 10.4 years as of April 4, 2025. The average remaining operational life is, therefore, 14.6 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values including any unamortized dry-docking costs, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten-year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2.0% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2024 average per individual vessel and vessel type to which we also apply a 2.8% escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

Table of Contents	53

The Company would not record an impairment charge for any of the vessels for which the fair market value is below its carrying value including any unamortized dry-docking costs unless and until the Company either determines to sell the vessel for a loss or determines that the vessel’s carrying amount including any unamortized dry-docking costs is not recoverable.

For the impairment of right-of-use assets under operating leases, we compare the carrying amount including any leasehold improvements, with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering two-year charter rates estimates for the unfixed days and the average of those, over the remaining lease term, under ASC 360 “Property, Plant and Equipment”.

As noted above, for vessels and vessels under construction, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, above their historical ten year average. If as at December 31, 2024 and 2023, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results would be the following:

	As of December 31, 2024		As of December 31, 2023
	Number of Vessels	Amount (U.S.$ millions)(**)	Number of Vessels(*)	Amount (U.S.$ millions)(**)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	0	0
1-year historical average rate	0	0	0	0

(*) Number of vessels the carrying value of which would not have been recovered, other than the LNG carrier Neo Energy for which we recorded an impairment charge as of December 31, 2023.

(**) Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate as well as measuring potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates decreased to historically low levels during 2021 before improving in March and April of 2022, in 2023 the Company continued to experience the same large change in favorable trade flows and remaining strong through the date of this annual report. However, the effects of the conflict in Ukraine and the Middle East may have a negative effect on our revenue and profitability, and future assessments of vessel impairment.

At December 31, 2024, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations, was $3.9 billion, compared to a total carrying value of $3.0 billion. There was one vessel in our fleet, whose carrying value exceeded its market values. The future undiscounted net operating cash flows expected to be generated by this vessel in the fleet was comfortably in excess of its respective carrying value. As determined at December 31, 2024, the carrying value of this vessel was $194.5 million, and the market value of this vessel was $169.0 million. Respective vessel was:

•	LNG: Maria Energy

In addition, at December 31, 2024, the Company reviewed and tested its three right-of-use assets under operating leases for impairment by comparing their carrying amount plus any unamortized leasehold improvements with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, which were comfortably in excess of their respective carrying value.

At December 31, 2024, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use assets under operating leases, in connection with the estimated recoverable amount did not result in an impairment charge of their carrying values.

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

Table of Contents	54

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

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry dock. As of December 31, 2024, the Company had three vessels which were sold and chartered back to the Company for five years. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for these five transactions as operating leases, recognizing right-of-use asset and corresponding lease liability.

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

Impairment. An impairment for an asset held for use, for advances for vessels under construction and for right-of-use assets under operating leases should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third-parties. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. An impairment for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, there was an impairment charge of $26.4 million as of December 31, 2023, and no impairment charge as of December 31, 2024.

Table of Contents	55

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. In 2024, monthly management fees, were $30.0 thousand for all conventional vessels, apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $28.8 thousand, for the suezmax tanker Decathlon, $30.1 thousand for the VLCCs Ulysses, Hercules I, $45.9 thousand for LNG carriers Maria Energy and Neo Energy and $37.5 thousand for Tenergy, $30.1 thousand for the aframax tankers Sapporo Princess and Maria Princess, and $29.3 thousand for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 amounted to $28.7 thousand and $29.7 thousand, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29.3 thousand and $28.7 thousand for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0 thousand. For 2025, there were increases of $1.0 thousand for all conventional vessels, $1.2 thousand for DP2 suezmax shuttle tankers, $0.7 thousand for vessels under construction. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2024 /25 policy year, we received approximately $17.0 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by four of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

(Gain) Loss on sale of vessels. (Gain) Loss on sale of vessels include net (gain) loss from the sale of our vessels that occurred during the year.

Interest and Finance Costs. We incur interest expense and finance costs in connection with our outstanding debt and other financing liabilities. We also incur loan costs for obtaining new loans or refinancing of existing loans, which are presented as a reduction from the outstanding debt and other financial liabilities and amortize them to interest and finance costs over the term of the respective loan, using the effective interest rate method. We expect to incur additional interest expense in future periods as we increase our level of borrowings to finance a portion of the purchase price of our contracted newbuildings and potentially future acquisitions and investments. To the extent prevailing interest rates increase, we expect this would further increase our interest expenses, as borrowings under our credit facilities are advanced at a floating rate based on SOFR.

Interest Income. We earn interest income on our cash and cash equivalents and cash deposits.

Fair value of above/below market acquired time charters: If time charters are attached when vessels are acquired, we recognize any related asset or liability based on the market value of the assumed charters.  The value of the acquired time charters is calculated by comparing the existing charter rate in the acquired time charter agreement with the market rates for a similar charter, with the same duration, on the acquisition date. Any intangible asset or liability is amortized over the remaining term of the charter.

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2024 versus year ended December 31, 2023

Voyage revenues

Voyage revenues earned in 2024 and 2023 per charter category were as follows:

	2024		2023
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	25.1	3%	25.2	3%
Time charter-fixed rate	350.1	44%	293.7	33%
Time charter-variable rate (profit share)	208.1	26%	212.6	24%
Pool arrangement	2.2	1%	9.3	1%
Voyage charter-contract of affreightment	7.1	1%	21.0	2%
Voyage charter-spot market	211.5	25%	327.8	37%
Total voyage revenue	804.1	100%	889.6	100%

Table of Contents	56

Revenue from vessels amounted to $804.1 million during the year ended December 31, 2024, compared to $889.6 million in 2023, a 9.6% decrease primarily due to the softening of previously elevated market charter rates in 2024 compared to 2023, while prevailing market charter rates still remain significantly above the 10-year average. Total voyage revenue decreased despite the fact that the average number of vessels operating in 2024 was 61.8 vessels, compared to an average of 59.5 vessels in 2023. Based on the total days that the vessels were actually employed as a percentage of the days owned or chartered-in, the fleet had 92.5% employment in 2024 compared to 96.3% in 2023, the decrease in utilization rate was primarily attributable to a higher number of vessels for which dry-docking activities were undertaken during 2024, totaling fifteen vessels, compared to eight vessels in the year ended December 31, 2023. This decrease was partially offset by the acquisition of four second-hand aframax tankers DF Montmartre, DF Mystras, Alpes and Aspen, one suezmax tanker, Popi Sazaklis and the two newly built dual-fuel aframax tankers, Chios DF and Ithaki DF, at the beginning of the year. However, the increase in revenue resulting from these acquisitions was counterbalanced by the sale of the aframax tankers Izumo Princess and Nippon Princess, sales of suezmax tankers, Eurochampion 2004 and Euronike, and the sale of one LNG carrier, Neo Energy, in the first and second quarter of 2024, respectively. Additionally, the overall decrease in revenue was mitigated by the amortization of liabilities assumed from time charters attached to the acquisitions of four aframax tankers, DF Montmartre, DF Mystras, Alpes and Aspen, as well as the suezmax tanker, Popi Sazaklis, which is reflected in voyage revenue, resulting in an impact of $15.8 million, with no comparable transaction in the prior year. Finally, as of January 1, 2024, the European Union expanded the scope of the EU Emissions trading system (“EU ETS”) to include carbon dioxide (“CO2”) emissions, with compliance obligations for European union allowances (“EUAs”) under time charter arrangements falling on the charterer for emissions generated at European ports. As a result, the Company had an $8.2 million impact included in voyage revenue during the year ended December 31, 2024, with no equivalent transaction in the previous year.

During 2024, the tanker market in general remained healthy, benefiting from shifts in trade flows due to ongoing sanctions on Russian oil and geopolitical instability, which increased ton-mile demand. The conflict in the Middle East and rerouting via the Cape of Good Hope further supported freight rates. This, combined with rising global energy demand, has created an advantageous landscape for companies with modern, diversified fleets and flexible employment structures to capitalize on the growing interest of energy majors in securing long-term contracts at sustainable and accretive rates. Additionally, the lack of a clear consensus on future environmental propulsion technologies, combined with extended ton-mile demand driven by geopolitical factors, further contributes to the currently positive market dynamics.

The average time charter equivalent rate per vessel in 2024 was $32,550 per day, representing a decrease of 11.6% from $36,822 per day in 2023. This decrease was primarily driven by the overall market softening throughout 2024, which adversely impacted all vessel types and sizes within our fleet exposed to market related rates, with the exception of our DP2 suezmax shuttle tankers and panamax tankers, which experienced a slight increase. The average daily TCE per vessel for the remaining categories were below the prior year’s average levels, with decreases ranging from 3.8% to 41.4% in 2024 compared to the equivalent period of 2023.

Average daily TCE rates earned for the years ended December 31, 2024 and 2023, were as follows:

	Year ended December 31,
	2024	2023
	U.S. $	U.S. $
LNG carrier	53,835	58,322
VLCC	34,728	36,113
Suezmax	32,300	45,983
DP2 suezmax shuttle	56,083	50,130
Aframax	30,093	31,677
Panamax	29,687	26,793
Handymax	—	33,170
Handysize	18,020	30,775

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 468 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2024, compared to 577 days lost for the year ended December 31, 2023. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2024	2023
Voyage revenues	$804,061	$889,566
Less: Voyage expenses	(152,875)	(155,724)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	14,640	14,600
Time charter equivalent revenues	$665,826	$748,442
Divided by: net earnings (operating) days	20,456	20,326
Average TCE per vessel per day	$32,550	$36,822

Table of Contents	57

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,			Year ended December 31,
	2024	2023	% increase/ (decrease)	2024	2023	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	81.0	90.5	(10.5)%	21,859	18,507	18.1%
Port and other expenses	31.9	31.4	1.6%	8,592	6,416	33.9%
European Union Allowances (EUAs)	13.0	—	100%	3,518	—	100%
Commissions	27.0	33.8	(20.1)%	7,293	6,929	5.3%
Total voyage expenses	152.9	155.7	(1.8)%	41,262	31,852	29.6%

Days on spot and Contract of Affreightment (COA)employment				3,705	4,889	(24.2)%

Voyage expenses include port charges, agents’ fees, canal dues, commissions, European union allowances (EUAs) and bunker (fuel) costs relating to spot charters or contracts of affreightment. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $152.9 million during 2024 compared to $155.7 million in 2023, a 1.8% decrease.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or contract of affreightment. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. Bunkering expenses decreased by 10.5% in 2024 compared to 2023 as the slight decrease in oil prices during 2024 resulted in an approximately 2% decrease in average delivered price paid by the Company for the bunkers procured globally during 2024. The respective decrease of bunker expenses was substantially counterbalanced by the impact of EUAs, concerning the new regulation and the number of port calls in the European Union which is effective from January 1, 2024. The company’s obligation for vessels operating under spot and time charter agreements amounted to $13.0 million during the year ended December 31, 2024, with no similar obligation in the corresponding year of 2023. The average daily bunker expenses per relevant vessel increased by 18.1% while aggregate bunker expenses declined by 10.5%, primarily due to a 24.2% decrease in the number of days on spot and COA, resulting from a reduction in the number of vessels trading under spot and COA arrangements, which declined from fourteen in the prior year to ten vessels. Additionally, the respective decrease was partially mitigated by an increase in port and other expenses, which rose by $0.5 million, or 1.6%, and increased by 33.9% on a daily basis due to a higher number of port calls during 2024.

Commissions in 2024 totaled $27.0 million compared to $33.8 million in 2023, a 20.1% decrease. As commissions are highly correlated with revenue patterns, the decrease in commissions is attributed to the overall decrease of revenue by 9.6%. Commissions represented 3.4% and 3.8% respectively of revenue from vessels in 2024 and 2023.

Vessel operating expenses

	Operating expenses per category Year ended December 31,			Average daily operating expenses per relevant vessel Year ended December 31,
	2024	2023	% increase/ (decrease)	2024	2023	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	106.0	102.7	3.2%	5,008	5,072	(1.3)%
Insurances	23.1	21.5	7.4%	1,087	1,054	3.2%
Repairs and maintenance, and spares	32.9	33.1	(0.6)%	1,557	1,636	(4.9)%
Stores	11.9	11.5	3.4%	562	568	(1.1)%
Lubricants	9.1	10.1	(9.9)%	428	498	(14.1)%
Other (quality and safety, taxes, registration fees, communications and legal)	15.4	15.4	0.0%	723	762	5.0%
Foreign currency (gains)/ losses	(0.3)	0.6	(150.0)%	(15)	27	(155.6)%
Total operating expenses	198.0	194.9	1.6%	9,350	9,617	(2.8)%
Earnings capacity days excluding vessels on bare-boat charter				21,161	20,253

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $198.0 million in 2024, compared to $194.9 million during 2023, a slight increase of 1.6%. The increase is mainly attributable to an increase in crew expenses by $3.3 million or 3.2% during 2024 as the average number of operating vessels increased to 62 in the period ended December 31, 2024, from 60 in the prior year period due to the expansion of the fleet. Furthermore, the overall increase is also attributed to increased purchases of stores due to dry-dockings that were conducted in 2024 compared to 2023. More specifically, fifteen vessels underwent scheduled dry-dockings in 2024, compared to eight in 2023 and this increase was counterbalanced by a decrease in repair and maintenance costs of the remaining fleet vessels, driven by lower expenses for routine repairs and main engine overhauls, as well as a significant drop in global inflation throughout the world economy in 2024. In addition, the increase is also attributed to an increase in Company’s insurances during 2024, as a commensurate increase in relevant premiums has been applied, which contributed to an overall increase of 7.4% in the Company’s insurances compared to 2023. In addition, the corresponding increase was counterbalanced by a 9.9% decrease in lubricants, attributable to the decreased crude oil prices compared to the equivalent period in 2023, while quality and safety, communication, and legal expenses remained unchanged, resulting in no impact on the variation of operating expenses.

Average daily operating expenses decreased by $267 to $9,350 for 2024 from $9,617 in the corresponding period of 2023, a decrease of 2.8%, mainly attributable to an increase in available operating days, while the U.S. dollar remained stable compared to the prior year levels.

Table of Contents	58

Charter hire expense

Charter hire expense amounted to $18.0 million in 2024 compared to $24.7 million in 2023, a decrease of $6.7 million, or 27.1%. The decrease being due to the reduced number of vessels being chartered-in compared to the prior year.

Depreciation and Amortization

Depreciation and amortization charges totaled $159.9 million in 2024 compared to $144.2 million in 2023, a 10.9% increase.

Depreciation amounted to $138.4 million in 2024 compared to $122.8 million in 2023, an increase of $15.6 million, or 12.7%. The increase being due to the acquisition of the suezmax tankers Archangel and Alaska, previously classified as operating leases, incurring no depreciation, the acquisition of the aframax tankers Chios DF, Ithaki DF, DF Montmartre, DF Mystras, Alpes, Aspen and the suezmax tanker Popi Sazaklis which was counterbalanced by the sale of the two suezmax vessels, Eurochampion 2004, Euronike, the aframax tankers Izumo Princess, Nippon Princess and the LNG carrier Neo Energy.

The costs of dry docking of each ship are amortized over the period up to the next scheduled dry docking. During 2024, amortization of deferred dry-docking costs was $17.3 million compared to $15.8 million in 2023, an increase of 9.5%. The increase is attributed to the increased number of vessels that underwent their special survey, i.e., fifteen dry dockings performed in 2024 compared to eight vessels in the prior year, which contributed to the increased amortization cost in 2024.

The costs of leasehold improvements is amortized on a straight-line basis over the remaining lease term (representing the shorter of the useful life of the leasehold improvement and the remaining lease term). In 2024, amortization of leasehold improvements amounted to $2.8 million compared to $5.3 million in 2023, a decrease of $2.5 million, or 47.2%, due to the repurchase of the two suezmax tankers Archangel and Alaska previously classified as operating leases up to May 31, 2024 and then was classified as finance leases up to July 19 and August 22, 2024, respectively, when the vessels were purchased back by the Company.

The amortization of the right-of-use assets under finance lease amounted to $0.3 million in 2023 compared to $1.4 million in 2024, as vessels Archangel and Alaska previously classified as finance leases up to July 19 and August 22, 2024, respectively, were both purchased back.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expenses. General and administrative expenses (G&A expenses) increased to $45.4 million in the year ended December 31, 2024, compared to $33.3 million in the prior year, an increase of $12.1 million, or 36.3%.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs increased by $470, from $1,535 in 2023 to $2,005 in 2024.

Management fees, including those paid to third-party managers, totaled $22.8 million in 2024, compared to $22.2 million in 2023, a 2.7% increase as the average number of operating vessels increased to 61.8 in the period ended December 31, 2024, from 59.5 in the prior year period.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. G&A expenses amounted to $7.5 million during the year ended December 31, 2024, compared to $6.2 million during 2023, a 21.0% increase. All vessels in the fleet are technically managed by Tsakos Shipping and Trading, apart from the LNG carriers Maria Energy, Tenergy, Neo Energy (up to its sale on May 31, 2024), the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers  Decathlon, Popi Sazaklis and Eurochampion 2004 (up to its sale on January 11, 2024), the aframax tankers Maria Princess, Ise Princess, Sapporo Princess ( up to November 17, 2024), DF Montmartre, DF Mystras, Alpes and Aspen, which have been managed by third-party managers. Vessel monthly fees payable to the management company for owned conventional operating vessels amounted to $30,000, for chartered-in vessels or chartered-out on a bareboat basis and for vessels under construction monthly fees were $21,000, for the DP2 suezmax shuttle tankers were $36,000. Monthly fees incurred no increases since 2023, apart from the third-party managed vessels, which incurred minor increases. Monthly fees for third-party managed vessels increased to $28,756 from $28,384 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $29,742 to $30,149, for LNG carriers Maria Energy and Neo Energy increased to $45,858 from $45,105 and Tenergy to $37,500 from $36,667, for the aframax tankers Sapporo Princess (up to November 17, 2024) and Maria Princess from $29,742 to $30,149, and from $28,884 to $29,256 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024), amounted to $28,708 and $29,742, respectively, incurring no increases. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29,280 and $28,708 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

In 2024, the Company’s Board of Directors approved an award to the management company based on various performance criteria and taking into account cash availability and market conditions amounting to $7.0 million. The corresponding award for the year ended December 31, 2023 amounted to $5.0 million.

The Company has one equity incentive plan, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which was approved by the Board. On July 24, 2024, 625,000 restricted common shares were granted under the “2024 Plan” to Company directors, officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. Total compensation expense for 2024 amounted to $8.1 million, and as of December 31, 2024, there was an additional $8.1 million of stock-based compensation expense expected to be recognized ratably over the remaining vesting period of these restricted share awards. The Company did not grant any stock-based compensation awards in 2023.

(Gain) Loss on sale of vessels

In 2024, the Company sold its suezmax tankers Eurochampion 2004, Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, for net proceeds of $228.4 million, incurring net gain on sales of $48.7 million. In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon, and its handysize tankers, Arion, Amphitrite, for net proceeds of $165.9 million, realizing a total gain of $81.2 million.

Table of Contents	59

Impairment charges

As of December 31, 2024, vessel values had increased compared to the prior year. As a result, 58 of our vessels had carrying values lower than their market values. Our fleet is for the most part young, with an average age of 10.2 years and every vessel in the fleet is expected to generate considerably more cash during their remaining expected useful lives than their carrying values in connection with the estimated recoverable amount and the probability of sale for each of its vessels and vessels under construction as at December 31, 2024. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required when impairment indicators were found present, did not indicate that such an impairment charge was required for any operating vessel of the fleet and under construction vessel at December 31, 2024. During 2023, the Company for the LNG carrier Neo Energy recorded an impairment charge of $26.4 million.

In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2024, and December 31, 2023, indicated no impairment charge.

Operating income

For 2024, income from vessel operations was $278.6 million compared to $391.5 million in 2023, a decrease of $112.9 million, or 28.8%. The decrease being mainly attributed to the weakening of the market, with freight rates going through some headwinds as the Chinese economy experienced a modest slowdown compared to 2023.

Interest and finance costs, net

	2024	2023
	U.S.$ million	U.S.$ million
Loans interest expense	121.8	107.0
Interest expense on the lease liability	0.6	0.1
Interest rate swap cash settlements, net	(0.8)	(0.5)
Less: Interest capitalized	(8.3)	(4.9)
Interest expense, net	113.3	101.7
Change in fair value of non-hedging interest rate swap	(0.1)	(0.1)
Amortization of deferred gain on termination of financial instruments	(3.6)	(5.3)
Bunkers and other commodities non-hedging instruments cash settlements	(1.4)	0.3
Change in fair value of bunker and other commodities non-hedging instruments	0.2	(0.5)
Amortization of loan expenses	3.6	3.6
Bank loan charges	0.1	0.3
Interest expense on redeemable preferred shares	—	0.8
Net total	112.1	100.8

Interest and finance costs, net, were $112.1 million for 2024 compared to $100.8 million for 2023, an 11.2% increase. Loan interest expense increased to $121.8 million in 2024 from $107.0 million in 2023, a 13.8% change mainly due to the increased average debt during the course of 2024.

During 2024, the suezmax tankers Alaska and Archangel were classified as finance leases from May 31, 2024, until July 19, 2024, and August 22, 2024, respectively, where both vessels were repurchased. Interest expense on the lease liability was $0.6 million in 2024 compared to $0.1 million in 2023, mainly due to the sale and leaseback vessels under finance lease. During 2023, the suezmax tankers Eurochampion 2004 and Euronike were classified as finance leases from January 1, 2023, until February 14, 2023, and February 21, 2023, respectively, that both vessels were repurchased.

Cash settlements, net, on non-hedging interest rate swaps, amounted to $0.8 million cash receipts in 2024 compared to cash receipts of $0.5 million in 2023. As at December 31, 2024 and 2023, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays a fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap. The changes in fair value amounting to $0.1 million (positive) and $0.1 million (positive) during 2024 and 2023, respectively, have been included in the change in fair value of non-hedging interest rate swap in the table above. In 2022, the Company discontinued ten interest rate swap agreements. For seven out of the ten interest rate swaps that were terminated in 2022, the Company considered the forecasted transactions as still probable and cash receipts of the specific terminations were recognized in the Company’s accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap. The amount of $3.6 million (positive) and $5.3 million (positive) was amortized in the period ended December 31, 2024, and 2023, respectively, and has been included in amortization of deferred gain on termination of financial instruments in the table above.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $8.3 million in 2024 compared to $4.9 million in 2023, as the under-construction vessels increased from ten in 2023 to twelve in 2024.

During 2024, the Company entered into thirteen bunker swap agreements and six EUAs emission swap agreements, in order to manage its exposure to bunker price fluctuations and the EU Allowances exposure, respectively, with maturity dates between July 2024 through December 2025. For the year ended December 31, 2024, the total net cash receipts for those agreements amounted to $1.4 million. During 2023, the Company entered into eight bunker swap agreements and two EUAs emission swap agreements. On December 19, 2023, the two EUAs emission swap agreements expired, and the Company paid $0.3 million. The fair value of bunker swap agreements and EUAs emission swap agreements at December 31, 2024 and 2023, was $0.3 million (positive) and $0.5 million (positive), respectively. The change in the fair values for the years ended December 31, 2024 and 2023 was $0.2 million (negative) and $0.5 million (positive), respectively and have been included in Change in fair value of bunker and other commodities non-hedging instruments in the table above.

Amortization of loan expenses was $3.6 million in 2024 and 2023, respectively. Although average debt increased during 2024, respective increase in amortization of loan expenses was counterbalanced by the reduction of the existing indebtedness. Other bank charges amounted to $0.1 million in 2024 and $0.3 million in 2023.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $0.8 million, were recognized as interest expense in 2023.

Table of Contents	60

Interest income

Interest income in 2024 amounted to $15.1 million compared to $14.6 million in 2023. The increase is due to higher interest rates and cash reserves.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Selini and Salamina and the handysize vessels, Byzantion and Bosporos. For the year ended December 31, 2024, and 2023, the net income attributable to the non-controlling interest of Mare Success S.A. was $5.4 million and $4.9 million, respectively.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for 2024 was $176.2 million, or an income of $5.03 per share basic and diluted, after taking into account the cumulative dividends of $27.0 million, on our preferred shares for 2024, compared to net income of $300.2 million, or an income of $9.04 per share basic and diluted, after taking into account the cumulative dividends of $33.4 million on our preferred shares.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of our results for the year ended December 31, 2023, compared to the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects— Financial Analysis—Year Ended December 31, 2023, Versus Year Ended December 31, 2022” contained in our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 19, 2024.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, vessel acquisitions, other expected capital expenditures on dry-dockings and vessel improvements, which in total equaled $674.8 million in 2024 and $317.5 million in 2023, will again require us to expend a significant amount of cash in 2025. We are also obligated to make certain payments to our manager under our management agreement. See “Long-Term Contractual Obligations” below. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $343.4 million as of December 31, 2024, compared to $372.0 million as of December 31, 2023.

At December 31, 2024, the company's working capital (excluding restricted cash and deferred loan costs) stood at $35.3 million, a significant decrease from $178.6 million on the same date in 2023. This decline is primarily attributed to a reduction in market rates throughout 2024 compared to 2023, leading to decreased cash inflows and lower trade receivables. The sale of the previously classified as held for sale, suezmax tanker Eurochampion 2004, contributed to a reduction of current assets by $21.0 million while current portion of debt financing increased by $59.8 million, the trade payables by $15.6 million due to dry-docking repairs towards the end of the year and the accrued liabilities by $16.5 million as a result of new obligations under EUAs policy.

Current assets decreased to $451.8 million at December 31, 2024 from $509.3 million at December 31, 2023, a decrease of $57.5 million, mainly due to $28.7 million decrease in cash and cash equivalents, a $20.2 million decrease in trade receivables due to lower market rates compared to prior year end and the, derecognition of $21.0 million, in relation to the previously held for sale vessel Eurochampion 2024, as of December 31, 2023, upon completion of sale in 2024, counterbalanced by an increase of $10.0 million in advances and other, mainly due to expected collections of EUAs.

Current liabilities increased to $408.5 million at December 31, 2024, from $323.2 million at December 31, 2023, an increase of $85.3 million, attributed mainly to increased debt to finance newly acquired vessels and the debt approaching maturity amounting to $93.9 million, boosted by an increase of $15.6 million in payables due to increased number of dry-docking towards the end of 2024 and accrued liabilities of EUAs amounting to $12.9 million to be surrendered by the end September 2025, compared to prior year period.

Net cash provided by operating activities was $307.7 million in 2024 and $395.3 million in 2023. The $87.6 million decrease is primarily attributable to the softening of previously elevated market rates as more fully described in the paragraph “Voyage Revenues” above under “Financial Analysis”. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $511.6 million in 2024, compared to $497.8 million in 2023, an increase of $13.8 million or 2.8%. The expense movements are fully described in the respective paragraphs above under “Financial Analysis”.

Table of Contents	61

Inventories, mainly consisting of bunker fuel, decreased by $3.6 million in 2024, compared to a $3.7 million decrease in 2023, reflecting the decrease in oil prices during 2024 by 1.9% and the number of vessels employed on the spot market compared to the period ended December 31, 2023. Payments to repair yards increased by $5.7 million in 2024 due to increased dry-docking costs compared to prior year, as fifteen vessels underwent their scheduled drydock in 2024 compared to eight vessels in the year ended December 31, 2023.

Payables increased by $13.0 million mainly relating to the increased number of vessels that underwent dry dockings compared to a decrease of $11.8 million in the prior year, contributing also to an increase in accrued liabilities for the amount of $10.3 million. Unearned revenue, arising from collection of time-charter hire due in future periods, but collected in the current period, increased by $5.5 million as the number of vessels employed under time charter increased from forty-six in 2023 to forty-nine in 2024, whereas in 2023 unearned revenue had increased by $5.9 million. Receivables, advances and prepaid insurance and other decreased by $15.5 million (including $2.0 million of amortization of escalation portion in revenue) compared to a decrease of $27.3 million in 2023 (including $4.0 million of amortization of escalation portion in revenue), mainly due to high number of vessels undergoing their dry-dockings towards the end of the year 2024, compared to the equivalent period of 2023. The Company’s deposited cash collateral to its derivative instruments remained unchanged in the year ended December 31, 2024 and December 31, 2023.

Net cash used in investing activities in 2024 amounted to $441.6 million compared to $137.4 million in 2023. During 2024, the Company paid $484.9 million for the acquisition of the aframax tankers, Chios DF, Ithaki DF, DF Montmartre, DF Mystras, Alpes, Aspen and the suezmax tanker Popi Sazaklis and $4.7 million for improvements on existing vessels. The Company also paid $160.4 million for the twelve under construction vessels, the three shuttle tankers Athens 04, Paris 24, Anfield, the two suezmax tankers Dr Irene Tsakos and Silia T, the two MR tankers, Hull 1521 and Hull 1522, and the five LR1 Hull 1623, Hull 0307383, Hull 0307384, Hull 0307385, Hull 0307386, which were counterbalanced by cash generated by the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Nippon Princess and Izumo Princess, and the LNG carrier Neo Energy, amounting to $228.4 million. In addition, during 2024, the Company invested $20.0 million in debt securities, featuring interest rates alongside the availability of callable securities. In 2023, the cash flow used in investing activities consists of $152.6 million for the acquisition of the aframax tankers, Njord DF, Ran DF, and the two suezmax tankers, Eurochampion 2004 and Euronike, $134.7 million payments for vessels under construction, $11.0 million for improvements on existing vessels and $5.0 million investment in debt securities which were offset by cash generated by the sale of the six handymax vessels, Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon, and the two handysize vessels Arion, Amphitrite, of $165.9 million.

As at December 31, 2024, we had two suezmax tankers, three DP2 suezmax shuttle tankers, two MR tankers and five LR1 tankers under construction and the remaining yard installments to be paid for those vessels as at December 31, 2024 amounted to $725.7 million. The amount of $339.3 million is due to be paid in 2025, the amount of $178.3 million in 2026, the amount of $146.5 million in 2027 and $61.6 million in 2028. The two DP2 shuttle tankers, Athens 04 and Paris 24, and the suezmax tanker, Dr Irene Tsakos, are expected to be delivered in the first half of 2025 and the suezmax tanker Silia T in the third quarter of 2025. The expected deliveries of the two MRs Hull 1521 and Hull 1522, and the DP2 shuttle tanker Anfield is in 2026, the three LR1 Hull 1623, Hull 0307383, Hull 0307384, in 2027 and the two LR1 Hull 0307385, Hull 0307386 in 2028. As at December 31, 2024, senior secured debt financing has been arranged for the DP2 shuttle tankers, Athens 04, Paris 24 and Anfield for up to $315.2 million in total. We are currently discussing with financial institutions secured debt financing for the two suezmax tankers Dr Irene Tsakos and Silia T under construction.

In March 2025, we entered into construction contracts for nine shuttle tankers for an aggregate price of $1.3 billion, with the amount of $133.3 million due to be paid in 2025, the amount of $207.4 million in 2026, the amount of $340.7 million in 2027 and $651.7 million in 2028. We currently expect to finance the construction cost with cash from operations and secured debt financing, for which we are in discussions.

Net cash provided by financing activities amounted to $105.5 million for the year ended December 31, 2024, compared to $190.6 million used in financing activities for the equivalent period of 2023. During 2024, $319.0 million was drawn to finance the newly acquired vessels, Chios DF, Ithaki DF, Alpes, Aspen, DF Montmartre, DF Mystras, Popi Sazaklis, $66.6 million was drawn to finance the under-construction vessels Athens 04, Paris 24, Anfield and the amount of $25.0 million was drawn for the refinancing of the suezmax tanker Eurovision. The outstanding loan amount of $28.1 million was prepaid for the sold vessel, Neo Energy, $20.7 million was prepaid as part of refinancing loan of Eurovision and $177.3 million was paid in scheduled installments. Proceeds from new bank loans in 2023 amounted to $411.4 million and payments of debt amounted to $426.3 million, which included $241.2 million loan prepayments and $185.1 million scheduled debt repayments.

Total debt outstanding increased from $1.57 billion at December 31, 2023, to $1.76 billion at December 31, 2024.

In 2024 and 2023, the Company paid dividends aggregating $1.50 and $1.00 per common share, respectively. Total dividend payments to common shareholders in 2024 amounted to $44.8 million, compared to $29.5 million in 2023. On March 27, 2025, the Company announced that it will pay a $0.60 per common share semi-annual dividend in July 2025. The payment and the amount of dividends on our common shares are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 28, August 28 and November 29, 2024, totaling in aggregate $11.0 million, and on February 28, 2025, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, April 30, July 30 and October 30, 2024, totaling in aggregate $16.0 million, and on January 30, 2025, $4.0 million.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 10.4 years at April 4, 2025. We commonly raise the funds for such investments in new buildings mainly from borrowings and partly from internally generated funds and equity issuance transactions. New building contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of new buildings, pre-delivery financing and/or financing upon delivery is arranged to finance part of the installment payments and/or the last installment to the shipbuilding yard. Otherwise, for the equity portion of an investment in a new building, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to construct the vessel is made from vessel operating cash flows, typically over two to ten years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $315.2 million and expect to arrange additional senior secured bank loans, to fund the aggregate $410.5 million remaining contract price for our twelve new buildings under construction as of December 31, 2024, and the $1.3 billion aggregate contract price for the nine-shuttle tanker new buildings for which we entered into construction contracts in March 2025.

Table of Contents	62

Debt

As is customary in our industry, we anticipate financing the majority of our commitments on vessel newbuildings with bank debt. Generally, we raise 70% to 80% of the vessel purchase price with bank debt for a period of between four and twelve years. For vessels for which we have secured long-term charters with first-class charterers, we would expect to raise up to 80% of the vessel purchase price with bank debt. Our existing credit facilities require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6— Long Term Debt and other financial liabilities” to our audited consolidated financial statements included elsewhere in this report.

Summary of Loan Movements Throughout 2024 (in millions of U.S. dollars):

Loan	Vessel	Balance at January 1, 2024	New Loans	Prepaid	Repaid	Balance at December 31, 2024
12-year term loan	Ulysses, Hercules I	69,053	—	—	10,069	58,984
7 1/2-year term loan	Lisboa	51,000	—	—	5,666	45,334
8-year term loan	Mediterranean Voyager, Caribbean Voyager	65,514	—	—	4,596	60,918
5-year term loan	Selini, Salamina	6,928	—	—	2,310	4,618
7-year term loan	Apollo Voyager	47,898	—	—	2,818	45,080
10-year term loan	Artemis Voyager	45,158	—	—	3,011	42,147
7-year term loan	Thomas Zafiras, Leontios H.	52,800	—	—	4,800	48,000
5-year term loan	Elias Tsakos	26,400	—	—	2,400	24,000
5-year term loan	Eurovision	22,272	—	20,682	1,590	—
5-year term loan	Byzantion, Bosporos	6,825	—	—	2,730	4,095
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	33,654	—	—	11,217	22,437
6-year term loan	Bergen TS	29,169	—	—	2,652	26,517
5-year term loan	Andes, Aegeas	11,803	—	—	5,901	5,902
5-year term loan	Maria Princess, Ise Princess	20,227	—	—	8,091	12,136
5-year term loan	Sunray	22,000	—	—	2,000	20,000
4-year term loan	Promitheas, Propontis	19,312	—	—	3,662	15,650
7-year term loan	Porto	70,327	—	—	4,173	66,154
5-year term loan	Uraga Princess, Spyros K, Dimitris P.	53,750	—	—	5,500	48,250
6-year term loan	Brasil 2014	54,000	—	—	9,000	45,000
5-year term loan	Euro	20,685	—	—	3,010	17,675
8-year term loan	Njord DF, Ran DF	118,400	—	—	6,600	111,800
5-year term loan	Sunrise, Pentathlon	36,558	—	—	5,442	31,116
6-year term loan	Rio 2016	58,500	—	—	9,000	49,500
5-year term loan	Maria Energy, Dias I	177,188	—	—	11,812	165,376
5-year term loan	Andromeda, Decathlon	65,727	—	28,147	9,980	27,600
5-year term loan	Sola TS, Oslo TS	69,144	—	—	6,013	63,131
5-year term loan	Marathon TS, Stavanger TS	67,150	—	—	5,700	61,450
5-year term loan	Asahi Princess, Parthenon TS	45,937	—	—	6,125	39,812
8-year term loan	Chios DF, Ithaki DF	44,400	74,000	—	3,289	115,111
7-year term loan	Paris 24	—	25,864	—	—	25,864
5-year term loan	Alpes, Aspen, DF Montmartre, DF Mystras, Popi Sazaklis	—	245,000	—	8,771	236,229
7-year term loan	Athens 04	—	25,864	—	—	25,864
7-year term loan	Anfield	—	14,904	—	—	14,904
5-year term loan	Eurovision	—	25,000	—	—	25,000
Total		1,411,779	410,632	48,829	167,928	1,605,654

Table of Contents	63

Other financial liability	Vessel	Balance at January 1, 2024	New Loans	Prepaid	Repaid	Balance at December 31, 2024
10-year term loan	Tenergy	160,912	—	—	9,328	151,584
Total		160,912	—	—	9,328	151,584

The above term bank loans are secured by first priority mortgages on almost all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

As a result of such financing activities, long-term debt and other financial liabilities increased in 2024 by a net amount of $184.5 million compared to a net decrease of $14.9 million in 2023. The debt to capital (equity plus debt) ratio was 49.9% at December 31, 2024, or net of cash, 44.4%, and 48.8% at December 31, 2023 or, net of cash, 42.0%.

We have paid all of our scheduled loan installments and related loan consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2024 was 36.4%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in one case 110%, in one other case 125%) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt and other financial liabilities” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2024, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty-three loan agreements totaling $1.76 billion. At December 31, 2024, we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2025 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by guarantees of the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreement also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on one- or three- or six-month SOFR plus a margin.

At December 31, 2024, interest rates on the bank loans ranged from 5.90% to 7.40%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%
Year ended December 31, 2022	3.91%

Long-Term Contractual Obligations as of December 31, 2024 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2025)	1-3 years (2026-2027)	3-5 years (2028-2029)	More than 5 years (after January 1, 2030)
Long-term debt obligations (excluding interest) and other financial liabilities	1,757.3	254.8	655.9	502.2	344.4
Vessel operating leases[1]	20.3	15.3	5.0	—	—
Interest on long-term debt obligations[2]	296.5	91.3	121.9	54.2	29.1
Purchase Obligations (new-buildings)[3]	725.7	339.3	324.8	61.6	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2024)	209.0	23.0	45.7	46.0	94.3
Total	3,008.8	723.7	1,153.3	664.0	467.8

(1)	The amounts represent Company’s commitments under sale and leaseback agreements for three of its vessels as of December 31, 2024.

(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2024 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for twelve vessels under construction, as of December 31, 2024. Excludes construction contracts for nine shuttle tankers for an aggregate price of $1.3 billion which we entered into subsequent to December 31, 2024.

Table of Contents	64

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of April 1, 2025, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios (Takis) Arapoglou	73	Chairman of the Board	2010
Nikolas P. Tsakos	61	Chief Executive Officer, Director	1993
Michael G. Jolliffe	75	Vice Chairman of the Board, Director	1993
George V. Saroglou	60	President and Chief Operating Officer, Director	2001
Paul Durham	74	Co- Chief Financial Officer and Chief Accounting Officer
Harrys Kosmatos	55	Co- Chief Financial Officer	—
Vasileios Papageorgiou	78	Chief Marine Officer	—
Nicholas F. Tommasino	67	Director	2017
Aristides A.N. Patrinos	77	Director	2006
Efthimios E. Mitropoulos	85	Director	2012
Denis Petropoulos	68	Director	2018
Karen Purnell	63	Director	2022

Certain biographical information regarding each of these individuals is set forth below.

EFSTRATIOS GEORGIOS (TAKIS) ARAPOGLOU

CHAIRMAN OF THE BOARD

Takis Arapoglou is currently a consultant with an earlier career in International Capital Markets and Corporate & Investment Banking based in London and later in managing, restructuring and advising publicly listed Financial Institutions and Corporates South Eastern Europe and the Middle East. Most recent executive assignments include: Managing Director and Global Head of the Banks and Securities Industry for Citigroup (1997-2004), Chairman and CEO of the National Bank of Greece (2004-2009), Chairman of the Hellenic Banks Association (2004-2009), CEO of Commercial Banking at EFG-Hermes Holding SAE (2010-2012). He has an over fifteen years experience in chairing boards and being a member of boards and board committees of international companies, focusing on Governance, Risk Management, Digital transformation and Sustainability. He is presently holding the following non-executive board positions: Chairman of Bank of Cyprus- listed on the Athens Stock Exchange, Independent board member of EFG-Hermes Holding- listed on the Cairo Stock Exchange and independent board member of Bank Alfalah, listed on the Karachi Stock Exchange. He is a member of the Business Advisory Council for the International MBA program at the Athens University of Economics and Business. He holds degrees in Mathematics, Engineering and Management from Greek and British Universities.

NIKOLAS P. TSAKOS, Dr.

FOUNDER AND CHIEF EXECUTIVE OFFICER

Mr. Nikolas P. Tsakos is the Founder and Chief Executive Officer of Tsakos Energy Navigation (TEN), a pioneering shipping company, established in 1993 and quoted on the New York Stock Exchange. He comes from a traditional Chios seafaring family and has extensive seagoing experience, having also served as an Officer in the Greek Navy. Mr. Tsakos is Vice-Chairman of the GSCC in London, was the Chairman of INTERTANKO from 2014 to 2018 and the former President of the environmental organisation “HELMEPA”. He sits on the boards of a number of maritime and finance organizations and associations. Mr. Tsakos is the co-founder, together with his family, of the Maria Tsakos Educational Foundation, which supports the higher education of young men and women, both in their native island Chios and abroad. Nikolas graduated from Columbia University in New York with a degree in Economics and Political Science and obtained a Master’s Degree in Shipping, Trade and Finance from London’s City University Business School (CASS). In 2011, he was awarded an honorary doctorate from City University, for his pioneering work in the equity financial markets relating to shipping companies. He is married and has three children.

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe is the co-founder and Vice Chairman of our Board since 1993. He is a director of a number of companies in shipping, agency representation and shipbroking capital services. Mr. Jolliffe is Chief Executive Officer of Tsakos Containers Navigation LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns LPG carriers.

Table of Contents	65

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

PAUL DURHAM

CO-CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

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

HARRYS KOSMATOS

CO-CHIEF FINANCIAL OFFICER

Mr. Kosmatos became the Company’s Co-Chief Financial Officer on July 1, 2024. Mr. Kosmatos began his career in 1994 with Elka Shipping (London) Ltd., a large dry bulk and tanker operator and in 1995 joined the Shipping Banking Group of the Commercial Bank of Greece as a credit analyst in the bank’s London office. In May of 1997 he moved to New York to join American Marine Advisors, Inc (currently AMA Capital Partners LLC), a maritime investment bank, where he specialized in corporate workouts, project structuring, capital raisings and other M&A advisory assignments. He joined TEN in September of 2004 with a mandate to develop the Company’s corporate finance activity and liaise with the firm’s investor base particularly in the US and Europe. During his tenure at TEN, Mr. Kosmatos has been responsible for the sourcing of over $1.0 billion in various financial instruments, ranging from follow-on equity offerings, preferred stock issuances and the formulation of structured financial products including operating and financial leases, all with blue-chip North American, European and Asian counterparties. Mr. Kosmatos holds a BA (Hons) in Classical Studies & Politics from the University of London (Queen Mary College) and an MSc in Shipping, Trade & Finance from London’s City University (Cass Business School). In 2001, he completed an executive Corporate Finance and Accounting program at Columbia Business School.

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

Table of Contents	66

DENIS PETROPOULOS

DIRECTOR

Mr. Petropoulos is past chairman of the Baltic Exchange, headquartered in London, UK. He remains the chairman of Board of Advisors to London International Shipping Week 2025. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar PLC listed on the London Stock Exchange, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2018 heading up the company’s expanding shipping service operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder of Braemar PLC, as it is known today. Mr. Petropoulos presently serves on INTERTANKO’s Associate Members’ Committee. He is a trustee of Baltic Exchange Charity Foundation and a patron of the National Maritime Museum London. He was educated at Westminster School, London, and University of Surrey, UK.

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

Table of Contents	67

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

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2024 without participation of the Company’s management and will continue to do so in 2025. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham or Harrys Kosmatos, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

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

Table of Contents	68

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

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino and Petropoulos and Dr. Patrinos, each of whom is an independent director. Dr. Patrinos is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;

•	overseeing the evaluation of Board and management;

•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;

•	implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;

•	determining the compensation of the non-executive directors, determining and administering the Company’s long term incentive plans, including any equity based plans and grants under them; and

•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

Table of Contents	69

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2024, the aggregate cash compensation of all of the members of the Board was $685,000 per the following annual fee schedule, which was approved by the shareholders of the Company on June 14, 2024:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2024.

Management Compensation

Messrs. Tsakos, Saroglou, Durham, Kosmatos and Papageorgiou serve as Chief Executive Officer, President and Chief Operating Officer, Co-Chief Financial Officer and Chief Accounting Officer, Co-Chief Financial Officer and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management, except for Mr. Papageorgiou who is an employee of Tsakos Shipping, and, except for the equity compensation discussed below under “—Stock Compensation Plan” and the compensation paid to Mr. Papageorgiou for service on the OSE Committee, are not directly compensated by the Company. Although he is not a member of the Board, our Chief Marine Officer, Mr. Papageorgiou serves on the Operational, Safety and Environmental Committee and receives the same $10,000 per annum cash compensation for service on such committee as is paid to non-executive members of the Board serving thereon.

The Company maintains a management incentive award program under which Tsakos Energy Management may receive cash awards, if approved by the Corporate Governance, Nominating and Compensation Committee, based on various performance criteria and taking into account cash availability and market volatility. Any award made under this program is accounted for on a straight-line basis within the year it is approved. In 2024 and 2023, an amount of $7.0 million and $5.0 million, respectively, was awarded to Tsakos Energy Management relating to various performance criteria.

Table of Contents	70

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 3,000 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2024.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

On May 1, 2024, our Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaces the share-based incentive plan (the “2012 Plan”) adopted in 2012. The 2024 Plan permits us to grant share options or other share based awards with respect to up to 1,000,000 of our common shares to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial and technical manager, Tsakos Shipping.

The purpose of the 2024 Plan is to provide a means to attract, retain, motivate and reward the persons whose performance of administrative, commercial, management, technical and maritime services are important for the Company by increasing their ownership in our Company. Awards under the 2024 Plan may include options to purchase our common shares, restricted stock units, restricted share awards, other share-based awards (including share appreciation rights granted separately or in tandem with other awards) or a combination thereof.

The 2024 Plan is administered by our Corporate Governance, Nominating and Compensation Committee. Such committee has the authority, among other things, to: (i) select the present or prospective directors, officers, consultants and other personnel entitled to receive awards under the 2024 Plan; (ii) determine the form of awards, or combinations of awards; (iii) determine the number of shares covered by an award; and (iv) determine the terms and conditions of any awards granted under the 2024 Plan, including any restrictions or limitations on transfer, any vesting schedules or the acceleration of vesting schedules and any forfeiture provision or waiver of the same.

In 2023 and 2022, no awards were issued under our 2012 Plan. In 2024, we granted an aggregate of 625,000 restricted common shares under the 2024 Plan to Company directors, officers and other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. Total stock-based compensation expense recognized for 2024 relating to these restricted shares amounted to $8.1 million, of which $1.7 million was for restricted shares granted to executive officers and $1.1 million was for restricted shares granted to non-executive directors. No stock-based compensation expense was recognized in the years ended December 31, 2023 and 2022.

Total stock compensation expense recognized was $nil for the years ended December 31, 2023 and December 31, 2022.

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

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2024	2023	2022
Tsakos Shipping and Trading S.A. (commissions)	10,825	11,874	10,684
Tsakos Shipping and Trading S.A. (special charges)	2,222	1,203	—
Tsakos Energy Management Limited (management fees)	19,880	19,503	20,228
Tsakos Shipmanagement S.A. (ex TCM) (special charges)	—	567	1,947
Argosy Insurance Company Limited (insurance premiums)	16,727	14,420	10,965
AirMania Travel S.A. (travel services)	7,027	6,589	6,437
Total expenses with related parties	56,681	54,156	50,261

Table of Contents	71

Management Affiliations

Nikolas P. Tsakos, our chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of TST.

George V. Saroglou, our president and chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2024 and 2023, the outstanding advances to TST, as technical manager, amounted to $0.2 million and $1.1 million, respectively. Outstanding advances to TSM amounted to $2.6 million and $5.3 million, at December 31, 2024 and 2023, respectively. In 2024, 2023 and 2022, an additional amount of $2.2 million, $1.2 million and $nil, respectively, was paid in fees directly by the Company to TST for additional services it provided and seafarers’ training. For additional services and seafarers’ training TSM charged the amount of $nil, $0.6 million and $1.9 million, for 2024, 2023 and 2022, respectively.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TST for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $19.9 million in 2024, $19.5 million in 2023 and $20.2 million in 2022. In 2024, 2023 and 2022, we granted Tsakos Energy Management an incentive award of $7.0 million, $5.0 million and $1.0 million, respectively.

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2024 would have resulted in a payment of approximately $166.7 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. In 2024, monthly management fees were $30.0 thousand per vessel, for all conventional vessels, apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $28.8 thousand, for the suezmax tanker Decathlon, $30.1 thousand for the VLCCs Ulysses, Hercules I, $45.9 thousand for LNG carriers Maria Energy and Neo Energy (up to the sale May 31, 2024), and $37.5 thousand for Tenergy, $30.1 thousnd for the aframax tankers Sapporo Princess and Maria Princess, and $29.3 thousand for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024) amounted to $28.7 thousand and $29.7 thousand, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29.3 thousand and $28.7 thousand for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0 thousand. We paid Tsakos Energy Management aggregate management fees of $19.9 million in 2024, $19.5 million in 2023 and $20.2 million in 2022.

Table of Contents	72

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to Tsakos Shipping equal to 1.25% on all freight, hires and demurrages involving our vessels. Tsakos Shipping may also charge a brokerage commission on the sale of a vessel. In 2024, the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy were sold and for this service Tsakos Shipping charged a brokerage commission of $1.2 million in total, representing 0.5% of the sale price. In 2023, the handymax tankers Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the handysize tankers Arion, Amphitrite were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.8 million in total, representing 0.5% of the sale price of each vessel. In 2022, the aframax tanker Proteas and the panamax tanker Inca were sold and for this service, Tsakos Shipping charged a brokerage commission of $0.3 million in total, representing 1.0% of the sale price of each vessel. We have been charged by Tsakos Shipping chartering and brokerage commissions aggregating $9.7 million in 2024 ($11.0 million in 2023 and $10.7 million in 2022).

Tsakos Shipping may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each new building vessel in payment for the cost of design and supervision of the new building by Tsakos Shipping. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2024, $1.0 million in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF. In 2023, $0.5 million in aggregate was paid for supervision fees on two vessels. No such fee was paid in 2022.

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2024, 2023 and 2022, we were charged an aggregate of $15.2 million, $14.4 million and $11.0 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2024, 2023 and 2022, we were charged an aggregate of $7.0 million, $6.6 million, $6.4 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of April 4, 2025, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 30,127,603 Common Shares outstanding on April 4, 2025. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)	3,223,003	10.7%
Redmont Trading Corp.(1)	738,001	2.4%
First Tsakos Investments Inc.(1)	2,485,002	8.2%
Sea Consolidation S.A. of Panama(2)	1,550,000	5.1%
Methoni Shipping Company Limited (2)	1,423,702	4.7%
Intermed Champion S.A. of Panama(2)	893,500	3.0%
Tsakos Energy Management Ltd. (2)	1,075,000	3.6%
All officers and directors as a group (12 persons)(3)	332,465	1.1%

Table of Contents	73

(1)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Tsakos Holdings Foundation (“Tsakos Holdings”), Redmont Trading Corp. (“Redmont”) and First Tsakos Investments Inc. (“First Tsakos”) and information provided to us. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)	According to Amendment No. 14 to Schedule 13D jointly filed on May 23, 2022, by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Tsakos Energy Management Ltd (“TEM”) and information provided to us, Panayotis Tsakos and Nikolas Tsakos, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,550,000, 893,500, 1,423,702, 1,075,000, 3,867,202 and 5,023,802 common shares, respectively. Each of Panayotis Tsakos and Nikolas Tsakos, our chief executive officer, shares voting and dispositive control over the common shares held by each of Sea Consolidation, Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls TEM. and may be deemed to indirectly own the common shares held by TEM. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)	Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Based on information provided to us, entities affiliated with Panayotis Tsakos and Nikolas Tsakos own 141,500, or 3.0%, of our outstanding Series E Preferred Shares, and 159,000, or 2.4%, of our outstanding Series F Preferred Shares as of April 4, 2025. Entities affiliated with Nikolas Tsakos own 45,000, or 0.95%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of April 4, 2025.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series E Preferred Shares or Series F Preferred Shares, as of April 4, 2025.

As of April 4, 2025, we had 54 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 29,976,454 common shares representing approximately 99.5% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

Item 8. Financial Information

See “Item 18. Financial Statements” below.

Significant Changes. No significant change has occurred since the date of the annual financial statements included in this Annual Report on Form 20-F.

Legal Proceedings. We are involved in litigation from time to time in the ordinary course of business. In our opinion, the litigation in which we are involved as of the date of this report, individually or in the aggregate, is not material to us.

Please refer to Note 12, Commitments and Contingencies, to our audited consolidated financial statements included elsewhere in this report.

Dividend Policy. While we cannot assure you that we will do so, and subject to the limitations discussed below, we intend to pay semi-annual cash dividends on our common shares.

We had 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 4, 2025. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. See “—Description of Share Capital-Series E Preferred Shares.” The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

We had 6,747,147 Series F Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 4, 2025. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. See “—Description of Share Capital-Series F Preferred Shares.” The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

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

Table of Contents	74

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

Trading on the New York Stock Exchange

Since our initial public offering in the United States in March of 2002, our common shares have been listed on the New York Stock Exchange under the ticker symbol “TNP”(until June 30, 2024). From July 1, 2024, the Company is trading under its new ticker symbol “TEN”.

Since April 6, 2017, our Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TEN PR E”.

Since July 3, 2018, our Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares have been listed on the New York Stock Exchange under the ticker symbol “TEN PR F”.

Item 10. Additional Information

A.	Share Capital and B. Memorandum and Articles of Association.

DESCRIPTION OF SHARE CAPITAL

The below description does not describe every aspect of the Company’s share capital and is subject to, and qualified in its entirety by reference to, the provisions of the Company’s Memorandum of Association, the Company’s Bye-laws and the respective Certificates of Designations for each series of preferred shares, each as currently in effect, each of which is incorporated by reference as an exhibit to this annual report.

Authorized Share Capital

Our authorized share capital consists of 60,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 5,400,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, and 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares.” As of April 4, 2025, there were outstanding: 30,127,603 common shares (and 678,173 common shares issued and held as treasury shares), 4,745,947 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, and 6,747,147 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Table of Contents	75

Series E Preferred Shares

We had 4,745,947 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 4, 2025, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference.  The Certificate of Designations for the Series E Preferred Shares states that if fewer than three New York City banks selected by the Company quote three-month LIBOR rates in the manner described in the Certificate of Designations, the three-month LIBOR Rate for the applicable dividend period will be the same as for the immediately preceding dividend period, or, if there was no such dividend period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding dividend period. Accordingly, as three-month LIBOR has been permanently discontinued, we expect that from and including May 28, 2027, the dividend rate applicable to the Series E Preferred Shares will remain at the same rate applicable to prior dividend periods in accordance with the Certificate of Designations for the Series E Preferred Shares. The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series F Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,747,147 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of April 4, 2025, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Certificate of Designations for the Series F Preferred Shares states that if fewer than three New York City banks selected by the Company quote three-month LIBOR rates in the manner described in the Certificate of Designations, the three-month LIBOR Rate for the applicable dividend period will be the same as for the immediately preceding dividend period, or, if there was no such dividend period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding dividend period. However, if the Company or the calculation agent for the Series F Preferred Shares determines that LIBOR has been permanently discontinued, the calculation agent shall use, as a substitute for LIBOR (the “Alternative Rate”) and for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent shall, after consultation with the Company, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for obligations such as the Series F Preferred Shares. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR shall be equal to such rate on the dividend determination date when LIBOR was last available on the Reuters Page LIBOR01, as determined by the calculation agent. Accordingly, as three-month LIBOR has been permanently discontinued, we expect that from and including July 30, 2028, the dividend rate applicable to the Series F Preferred Shares will be based on a replacement rate based on three-month CME Term SOFR plus a customary adjustment amount. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series E Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

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

Table of Contents	76

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

Table of Contents	77

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

Our Bye-laws prohibit the consummation of any business combination involving us and any interested person, unless the transaction is approved by a vote of a majority of 80% of those present and voting at a general meeting of our shareholders, unless:

•	the ratio of (i) the aggregate amount of cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination, to (ii) the market price per share, immediately prior to the announcement of the proposed business combination, is at least as great as the ratio of (iii) the highest per share price, (including brokerage commissions, transfer taxes and soliciting dealers’ fees), which the interested person has theretofore paid in acquiring any share prior to the business combination, to (iv) the market price per share immediately prior to the initial acquisition by the interested person of any shares;

•	the aggregate amount of the cash and the fair market value of other consideration to be received per share in the business combination by holders of shares other than the interested person involved in the business combination (i) is not less than the highest per share price (including brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the interested person in acquiring any shares, and (ii) is not less than the consolidated earnings per share of our company for our four full consecutive fiscal quarters immediately preceding the record date for solicitation of votes on the business combination multiplied by the then price/earnings multiple (if any) of the interested person as customarily computed and reported in the financial community;

Table of Contents	78

•	the consideration (if any) to be received in the business combination by holders of shares other than the interested person involved shall, except to the extent that a shareholder agrees otherwise as to all or part of the shares which the shareholder owns, be in the same form and of the same kind as the consideration paid by the interested person in acquiring shares already owned by it;

•	after the interested person became an interested person and prior to the consummation of the business combination: (i) such interested person shall have taken steps to ensure that the board includes at all times representation by continuing directors proportionate in number to the ratio that the number of shares carrying voting rights in our company from time to time owned by shareholders who are not interested persons bears to all shares carrying voting rights in our company outstanding at the time in question (with a continuing director to occupy any resulting fractional position among the directors); (ii) the interested person shall not have acquired from us or any of our subsidiaries, directly or indirectly, any shares (except (x) upon conversion of convertible securities acquired by it prior to becoming an interested person, or (y) as a result of a pro rata share dividend, share split or division or subdivision of shares, or (z) in a transaction consummated on or after June 7, 2001 and which satisfied all requirements of our Bye-laws); (iii) the interested person shall not have acquired any additional shares, or rights over shares, carrying voting rights or securities convertible into or exchangeable for shares, or rights over shares, carrying voting rights except as a part of the transaction which resulted in the interested person becoming an interested person; and (iv) the interested person shall not have (x) received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or tax credits provided by us or any subsidiary of ours, or (y) made any major change in our business or equity capital structure or entered into any contract, arrangement or understanding with us except any change, contract, arrangement or understanding as may have been approved by the favorable vote of not less than a majority of the continuing directors; and;

•	a proxy statement complying with the requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended, shall have been mailed to all holders of shares carrying voting rights for the purpose of soliciting approval by the shareholders of the business combination. The proxy statement shall contain at the front thereof, in a prominent place, any recommendations as to the advisability (or inadvisability) of the business combination which the continuing directors, or any of them, may have furnished in writing and, if deemed advisable by a majority of the continuing directors, an opinion of a reputable investment banking firm as to the adequacy (or inadequacy) of the terms of the business combination from the point of view of the holders of shares carrying voting rights other than any interested person (the investment banking firm to be selected by a majority of the continuing directors, to be furnished with all information it reasonably requests, and to be paid a reasonable fee for its services upon receipt by us of the opinion);

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

New York Stock Exchange listing. Our common shares are listed on the New York Stock Exchange under the ticker symbol “TEN.” Our Series E Preferred Shares and Series F Preferred Shares are listed on the New York Stock Exchange under the trading symbols “TEN-PE” and “TEN-PF”, respectively.

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

Table of Contents	79

E. Taxation

TAX CONSIDERATIONS

Taxation of Tsakos Energy Navigation Limited

Subject to the discussion below under “Bermuda tax considerations, we believe that our income will not be subject to material tax in Bermuda, or in any other countries in which we conduct activities or in which our customers are located, excluding the United States. However, this belief is based upon the anticipated nature and conduct of our business which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect. The extent to which certain taxing jurisdictions may require us to pay tax or to make payments in lieu of tax cannot be determined in advance. In addition, payments due to us from our customers may be subject to withholding tax or other tax claims in amounts that exceed the taxation that we might have anticipated based upon our current and anticipated business practices and the current tax regime.

Bermuda tax considerations

We are incorporated under the laws of Bermuda. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders in respect of our shares, other than shareholders ordinarily resident in Bermuda.

It should be noted that Bermuda enacted the Corporate Income Tax Act 2023 on 27 December 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least EUR750mm for two out of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 per cent of the net taxable income of such constituent entities as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after 1 January 2025.

While we believe that the Company will be in scope of the CIT, we do not believe that the Company will have material tax liabilities under the CIT Act. In particular, since the Company is a holding company, we anticipate that its main income will consist of dividends received from its subsidiaries, and such dividends are excluded from the calculation of taxable income under the CIT Act provided that the Company has held the relevant subsidiary for one year or more or its interest in the relevant subsidiary carries the rights to 10% or more of the profits, capital, reserves, or voting rights of the relevant subsidiary.

The CIT Act does not impose any withholding tax, capital transfer tax, estate duty or inheritance tax, so there will continue to be no such taxes payable by us or by our shareholders in respect of our shares following 1 January 2025. We pay an annual government fee on our authorized share capital and share premium, which for 2025 is $20,105.

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

The following is a summary of the material United States federal income tax considerations that apply to (1) our operations and the operations of our vessel-operating subsidiaries and (2) the acquisition, ownership and disposition of common shares, Series E Preferred Shares or Series F Preferred Shares by a shareholder that is a United States holder. This summary is based upon our beliefs and expectations concerning our past, current and anticipated activities, income and assets and those of our subsidiaries, the direct, indirect and constructive ownership of our shares and the trading and quotation of our shares. Should any such beliefs or expectations prove to be incorrect, the conclusions described herein could be adversely affected. For purposes of this discussion, a United States holder is a beneficial owner of common shares, Series E Preferred Shares or Series F Preferred Shares who or which is:

•	An individual citizen or resident of the United States;

•	A corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any of its political subdivisions;

•	An estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has in effect a valid election to be treated as a U.S. person.

Table of Contents	80

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

Exemption of Operating Income from United States Federal Income Taxation

Under Section 883, we and our subsidiaries will be exempt from United States federal income taxation on our U.S.-source shipping income if:

•	We and the relevant subsidiary are each organized in a foreign country (the “country of organization”) that grants an “equivalent exemption” to corporations organized in the United States; and either

•	More than 50% of the value of our stock is owned, directly or indirectly, by “qualified stockholders,” individuals who are (i) “residents” of our country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States and (ii) satisfy certain documentation requirements, which we refer to as the “50% Ownership Test,” or

•	Our common shares, Series E Preferred Shares or Series F Preferred Shares, are “primarily and regularly traded on an established securities market” in our country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States, which we refer to as the “Publicly-Traded Test.”

Table of Contents	81

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

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series E Preferred Shares and Series F Preferred Shares are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2024, we satisfied the listing requirement for 2024. We expect that we will continue to do so, with respect to our common shares, Series E Preferred Shares and Series F Preferred Shares for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2024 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series E Preferred Shares and Series F Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series E Preferred Shares, Series F Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series E Preferred Shares, Series F Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in 2024 and we expect to be the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2024. Therefore, we believe that we satisfied the Publicly-Traded Test for 2024. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series E Preferred Shares or Series F Preferred Shares, within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series E Preferred Shares or Series F Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

Table of Contents	82

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

Table of Contents	83

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

We do not believe that we were classified as a PFIC for our taxable year ended December 31, 2024. Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard.

There are legal uncertainties involved in determining whether the income derived from time chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. In a published guidance, however, the Internal Revenue Service (the “IRS”) states that it disagrees with the holding in Tidewater and specifies that time charters should be treated as service contracts. On this basis, we do not believe that we were treated as a PFIC for our most recent taxable year or that we will be treated as a PFIC for any subsequent taxable year. This conclusion is based in part upon our beliefs regarding our past assets and income and our current projections and expectations as to our future business activity, including, in particular, our expectation that the proportion of our income derived from bareboat charters will not materially increase. However, we have not sought, and we do not expect to seek, an IRS ruling on this matter. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future, or that we can avoid PFIC status in the future.

Table of Contents	84

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

Table of Contents	85

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

I.Subsidiary	Information

Not applicable.

J.Annual	Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Table of Contents	86

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Our risk management policy. Our policy is to continuously monitor our exposure to business risks, including the impact of changes in interest rates, currency rates, EU Allowances (EUAs) and bunker prices on earnings and cash flows. We intend to assess these risks and, when appropriate, enter into derivative contracts with creditworthy counter parties to minimize our exposure to these risks. As part of our efforts to manage our risk, we have in the past entered into derivative contracts for both hedging and, periodically, trading purposes.

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of December 31, 2024, the Company was committed to one floating-to-fixed interest rate swap with a major financial institution with notional amount of $54.0 million in one non-hedging swap. The annualized impact resulting from a 0.25 percentage-point increase in interest rates will increase our loan interest rate payments by $4.4 million based on the outstanding amounts as of December 31, 2024, and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2024, which are sensitive to changes in interest rates, including our debt. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date.

Table of Contents	87

		Expected Maturities(1)
	Balance as of Dec. 31, 2024	2025	2026	2027	2028	2029	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,757.3	254.8	263.2	392.7	245.0	257.2	344.4
Weighted Average Interest Rate	6.87%	5.92%	5.72%	5.71%	5.68%	5.74%	5.32%
	1,757.3	254.8	263.2	392.7	245.0	257.2	344.4

(1)	These are the expected maturities based on the balances as of December 31, 2024.

(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on SOFR.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2024, the Company entered into thirteen bunker swap agreements with expiration dates July 2024 (two swaps), August 2024 (two swaps), September 2024 (four swaps), March 2025 (four swaps) and December 2025 (one swap). As of April 4, 2025, the Company has one swap agreement that expires in December 2025.

EUAs price risk

The Company enters into EUAs swap agreements to manage its spot trading vessels exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2025, for the previous calendar year.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2024, approximately 24.3% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2024 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.3% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry-docking expenses, our management does not consider inflation to be a significant risk to direct costs in the current economic environment.

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

Table of Contents	88

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2024, was effective. The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024 as discussed in Item 15(c) below.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2024, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-4 hereof.

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

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Paul Durham or Harrys Kosmatos, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

Table of Contents	89

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2024 and 2023.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2024 and 2023 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2024 and 2023 (in Euros) was €724,500 and €693,000, respectively.

Ernst & Young (Hellas) provided services rendered in connection with the Company’s filling of a Registration Statement on Form F-3 with the SEC on August 4, 2023 which amounted to €19,950.

Audit-Related Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2024 or 2023.

Tax Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2024 or 2023.

All Other Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2024 or 2023.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No equity securities were repurchased by the Company in the years ended December 31, 2024 and 2023.

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

Table of Contents	90

    Item 16H. Mine Safety Disclosure

Not Applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not Applicable.

Item 16J. Insider Trading Policies.

We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees, including employees of our managers, that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any listing standards that apply to us. A copy of our insider trading policy is filed as Exhibit 11 to this Annual Report on Form 20-F. In addition, with regard to our trading in our own securities, it is the our policy to comply with the applicable insider trading laws, rules and regulations, and any exchange listing standards when engaging in transactions in our securities.

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

The imperative to deliver applications and information securely across diverse devices underscores the need for robust cybersecurity measures, both ashore and aboard vessels. To this end, our cybersecurity risk management encompasses several key components:

1.	Employee Training and Awareness: Regular training sessions and awareness programs reinforce our Acceptable Use Policies, recognizing the crucial role of the human element in defending against cyber threats.
2.	Technical Measures: Implementation of industry-accepted technical safeguards, including network configurations, access controls, and detection software, helps fortify our systems against cyber incidents.
3.	Periodic Monitoring: We employ ongoing monitoring mechanisms to track internal and external cybersecurity threats, ensuring timely response and mitigation.
4.	Knowledge Sharing: Engagement in webinars, seminars, and forums facilitates the gathering and dissemination of threat intelligence, enriching our internal audit and compliance efforts.
5.	Third-party Evaluations: Periodic assessments by external consultants help evaluate the effectiveness of our security controls and identify potential vulnerabilities.

Regular audits and reviews of our cybersecurity policies and controls, conducted both internally and externally, provide assurance of our commitment to maintaining robust defenses. Incidents are promptly reported, assessed, and escalated as necessary, with incident response processes geared towards minimizing impact and ensuring business continuity.

Governance

Our governance structure supports effective oversight of cybersecurity risks. The IT department implements, maintains, and monitors our cybersecurity program, while Management oversees day-to-day risk management. Management updates the Audit Committee of the Board of Directors on the cybersecurity program as well as potential cyber threats, mitigation efforts, and the effectiveness of internal controls during its regular meetings. The Audit Committee provides overall oversight of the cybersecurity framework, including significant incidents, disclosure compliance, coordination with law enforcement, and related financial and operational impacts.

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

Item 19. Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act (Commission File Number 001-31236).

Number Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement)

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference)

1.3	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

1.4	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.2 to the Company’s Form 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference)

2.1	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference)

Table of Contents	91

2.2	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference)

2.3	Description of Securities (filed herewith)

4.1	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report)

4.2	Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-8 filed with the SEC on May 1, 2024 and hereby incorporated by reference)

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith)

11.1	Insider Trading Policy (filed herewith)

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

97.1	Compensation Recovery Policy (filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 19, 2024, and hereby incorporated by reference)

101.INS	Inline XBRL Instance Document (filed herewith)

101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Table of Contents	92

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

/s/ Nikolas P. Tsakos
Name:	Nikolas P. Tsakos
Title:	Chief Executive Officer
Date:	April 11, 2025

Table of Contents	93

4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 11, 2025 expressed an unqualified opinion thereon.

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

Table of Contents	F- 2

Impairment indicators for vessels held and used

Description of the matter	As of December 31, 2024, the carrying value of the Company’s vessels, including unamortized dry-docking costs was $2,957,918. As discussed in Note 1(i), 4 and 5 to the consolidated financial statements, the Company assesses whether events or changes in circumstances have occurred that could indicate that the carrying amounts of its vessels plus unamortized dry-docking costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

Auditing the Company’s impairment indicator assessment was complex due to the judgement and estimation uncertainty required to evaluate events or changes in circumstances affecting the market and economic conditions in a cyclical and volatile industry, as well as the subjectivity involved in assessing potential indicators of impairment.

How we addressed the matter in our audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment indicator assessment process concerning controls over management’s identification of impairment indicators.

We analyzed management’s impairment assessment of vessel impairment indicators against the accounting guidance in ASC 360. In order to test management’s assessment of the developments in market conditions, our procedures included, among others, performing an analysis over the market charter rates and market prices, recent sale and purchase activity for second-hand tanker and LNG vessels, as well as changes in third-party valuations using market information derived from external industry data. Our procedures also included sensitivity analyses to evaluate the impact from potential sales. We assessed the Company’s disclosures in Notes 1(i), 4 and 5 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 11, 2025

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 11, 2025 expressed an unqualified opinion thereon.

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

April 11, 2025

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2024, AND 2023 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$343,373	$372,032
Restricted cash	4,939	4,662
Margin deposits	4,270	4,270
Trade accounts receivable, net (Note 1(f))	26,451	46,698
Capitalized voyage expenses	1,437	1,448
Due from related parties (Note 2)	2,842	5,287
Advances and other	36,284	26,275
Vessels held for sale (Note 1(j))	—	20,985
Inventories	18,948	22,513
Prepaid insurance and other	8,380	3,913
Receivable, short-term (Note 3)	4,370	—
Current portion of financial instruments-Fair value	509	1,253
Total current assets	451,803	509,336
FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion	84	—
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	15,937	36,969
LONG-TERM RECEIVABLE (Note 3)	8,183	23,812
INVESTMENT IN DEBT SECURITIES (Note 9)	25,230	5,064
FIXED ASSETS (Note 4)
Advances for vessels under construction	246,392	150,575
Vessels	4,030,874	3,616,223
Accumulated depreciation	(1,111,091)	(1,016,202)
Vessels’ Net Book Value	2,919,783	2,600,021
Total fixed assets	3,166,175	2,750,596
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	39,110	38,313
Total assets	$3,706,522	$3,364,090
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$251,752	$191,974
Payables	55,846	40,207
Due to related parties (Note 2)	880	3,558
Accrued liabilities	49,901	33,391
Unearned revenue (Note 1n)	37,410	31,902
Current portion of obligations under operating leases (Note 3)	11,608	21,031
Current portion of financial liability under operating leases (Note 3)	1,097	1,067
Current portion of financial instruments-Fair value	25	72
Total current liabilities	$408,519	$323,202
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,495,342	1,370,683
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	4,329	15,937
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	—	1,097
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 15)	31,135	—
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion	—	524
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2024 and December 31, 2023	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2024 and December 31, 2023; 30,805,776 shares issued and 30,127,603 shares outstanding at December 31, 2024 and 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2023 respectively.	151,541	150,919
Additional paid-in capital	919,718	912,214
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive (loss) income	(904)	2,485
Retained earnings	652,651	548,237
Total Tsakos Energy Navigation Limited stockholders’ equity	1,727,708	1,618,557
Non-controlling interest	39,489	34,090
Total stockholders’ equity	1,767,197	1,652,647
Total liabilities and stockholders’ equity	$3,706,522	$3,364,090

The accompanying notes are an integral part of the consolidated financial statements.

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2024	2023	2022
VOYAGE REVENUES:	$804,061	$889,566	$860,400
EXPENSES:
Voyage expenses	152,875	155,724	209,890
Charter hire expense	17,966	24,680	32,774
Vessel operating expenses	198,049	194,914	190,268
Depreciation and amortization	159,902	144,241	140,821
General and administrative expenses	45,373	33,339	29,854
(Gain) Loss on sale of vessels (Note 4)	(48,662)	(81,198)	440
Impairment charges (Note 4)	—	26,367	—
Total expenses	525,503	498,067	604,047
Operating income	278,558	391,499	256,353
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(112,151)	(100,821)	(50,253)
Interest income	15,124	14,582	2,000
Other, net	99	(176)	366
Total other expenses, net	(96,928)	(86,415)	(47,887)
Net income	181,630	305,084	208,466
Less: Net income attributable to the non-controlling interest	(5,399)	(4,902)	(4,232)
Net income attributable to Tsakos Energy Navigation Limited	$176,231	$300,182	$204,234
Effect of preferred dividends (Note 10)	(27,000)	(30,184)	(34,724)
Deemed dividend on Series D Preferred Shares (Note 10)	—	(3,256)	—
Undistributed income to Series G participants	—	—	(1,250)
Undistributed income allocated to non-vested restricted common stock (Note 10)	(959)	—	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$148,272	$266,742	$168,260
Earnings per share, basic attributable to Tsakos Energy Navigation Limited common stockholders	$5.03	$9.04	$6.02
Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common stockholders	$5.03	$9.04	$6.01
Weighted average number of shares, basic	29,505,603	29,505,603	27,970,799
Weighted average number of shares, diluted	29,505,603	29,505,603	28,188,064

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2024	2023	2022
Net income	$181,630	$305,084	$208,466
Other comprehensive income
Unrealized (loss) income on interest rate swaps, net	(3,389)	(5,180)	24,840
Comprehensive income	178,241	299,904	233,306
Less: comprehensive income attributable to the non-controlling interest	(5,399)	(4,902)	(4,232)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$172,842	$295,002	$229,074

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income	—	—	—	—	—	204,234	—	204,234	4,232	208,466
Issuance of Common Shares	—	23,167	20,674	—	—	—	—	43,841	—	43,841
Partial redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(2,500)	(2,500)
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)	—	—	—	—	—	—	—
Sale of Series D preferred shares	—	—	1	—	—	—	—	1	—	1
Sale of Series E preferred shares	2	—	50	—	—	—	—	52	—	52
Sale of Series F preferred shares	6	—	133	—	—	—	—	139	—	139
Cash dividends paid ($0.25 per common share)	—	—	—	—	—	(7,289)	—	(7,289)	—	(7,289)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,698)	(1,698)
Dividends paid on Series D preferred shares	—	—	—	—	—	(7,694)	—	(7,694)	—	(7,694)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,975)	—	(10,975)	—	(10,975)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Dividends paid on Series G Convertible preferred shares	—	—	—	—	—	(31)	—	(31)	—	(31)
Other comprehensive income	—	—	—	—	—	—	24,840	24,840	—	24,840
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—	—	—	—	300,182	—	300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)	—	—	(3,256)	—	(87,927)	—	(87,927)
Cash dividends paid ($1.0 per common share)	—	—	—	—	—	(29,508)	—	(29,508)	—	(29,508)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,446)	(1,446)
Dividends paid on Series D preferred shares	—	—	—	—	—	(3,907)	—	(3,907)	—	(3,907)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Other comprehensive loss	—	—	—	—	—	—	(5,180)	(5,180)	—	(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—	—	—	—	176,231	—	176,231	5,399	181,630
Issuance and forfeiture of restricted shares 622,000	—	622	(622)	—	—	—	—	—	—	—
Cash dividends paid ($1.50 per common share)	—	—	—	—	—	(44,817)	—	(44,817)	—	(44,817)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	8,126	—	—	—	—	8,126	—	8,126
Other comprehensive loss	—	—	—	—	—	—	(3,389)	(3,389)	—	(3,389)
BALANCE December 31, 2024	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022 (expressed in thousands of U.S. dollars)

	2024	2023	2022
Cash Flows from Operating Activities:
Net income	$181,630	$305,084	$208,466
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	138,396	122,811	120,459
Amortization of deferred dry-docking costs and leasehold improvements	20,091	21,124	19,246
Amortization of deferred finance costs	3,626	3,623	4,052
Amortization of right of use assets for finance lease	1,415	306	1,116
Amortization of assumed liabilities from time charters attached	(15,792)	—	—
Amortization of revenue escalation	2,013	(3,984)	(2,004)
Stock based compensation expense	8,126	—	—
Interest expense on long term receivable, net	(541)	(505)	(403)
Interest income from debt securities, accrued	(166)	(64)	—
Change in fair value of derivative instruments	(3,541)	(5,868)	(5,923)
(Gain) Loss on sale of vessels	(48,662)	(81,198)	440
Impairment charges	—	26,367	—
Payments for dry-docking	(24,738)	(19,071)	(29,445)
Proceeds from swaps terminations	—	—	16,195
(Increase) Decrease in:
Receivables and other, net	16,866	28,371	(35,238)
Margin deposits	—	—	1,579
Inventories	3,565	3,704	(3,299)
Prepaid insurance and other	(3,398)	2,905	(4,957)
Capitalized voyage expenses	11	456	(65)
Increase (Decrease) in:
Payables and other	12,961	(11,830)	(27,064)
Accrued liabilities	10,314	(2,805)	8,345
Unearned revenue	5,508	5,853	17,029
Net Cash provided by Operating Activities	307,684	395,279	288,529
Cash Flows from Investing Activities:
Advances for vessels under construction	(160,413)	(134,741)	(31,809)
Vessel acquisitions and/or improvements	(489,609)	(163,644)	(301,560)
Investments in debt securities	(20,000)	(5,000)	—
Proceeds from sale of vessels	228,416	165,944	31,555
Net Cash used in Investing Activities	(441,606)	(137,441)	(301,814)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	410,632	411,424	701,105
Financing costs	(4,805)	(3,952)	(6,296)
Payments of long-term debt and other financial liabilities	(226,085)	(426,315)	(494,171)
Payments on principal portion of financial liabilities	(2,385)	(1,564)	(2,933)
Redemption of Series D preferred shares	—	(87,927)	—
Redemption of Series B preferred shares	—	(20,388)	(2,500)
Proceeds from stock issuance program, net	—	—	43,841
Proceeds from preferred stock issuance, net	—	—	192
Cash dividends	(71,817)	(61,861)	(43,711)
Net Cash provided by (used in) Financing Activities	105,540	(190,583)	195,527
Net (decrease) increase in cash and cash equivalents and restricted cash	(28,382)	67,255	182,242
Cash and cash equivalents and restricted cash at beginning of period	376,694	309,439	127,197
Cash and cash equivalents and restricted cash at end of period	$348,312	$376,694	$309,439
Interest paid
Cash paid for interest net of amounts capitalized	$108,648	$101,344	$48,946
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	343,373	372,032	304,367
Restricted cash	4,939	4,662	5,072
Total Cash and cash equivalents and restricted cash	348,312	376,694	309,439

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

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

The Company owns and operates a fleet of crude oil and product carriers including three vessels chartered-in and two liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

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

(d) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying consolidated statements of comprehensive income.

(e) Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash. Interest earned on cash and cash equivalents and cash deposits is presented as interest income in the accompanying consolidated statements of comprehensive income.

Table of Contents	F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2024, 2023 and 2022, the Company had no write offs of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the consolidated statements of comprehensive income.

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

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2024, and December 31, 2023.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2024, and December 31, 2023.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(i) Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(k)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2024, indicated no impairment charge compared to the impairment charge of $26,367 recorded for the year ended December 31, 2023, and $nil for the year ended December 31, 2022 (Note 4).

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right-of-use assets as of December 31, 2024, 2023 and 2022, indicated no impairment charge.

(j) Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. At December 31, 2024, there were no vessels held for sale. On December 6, 2023, the Company considered that the suezmax tanker Eurochampion 2004 met the criteria to be classified as held for sale and reclassified the amount of $20,985 as held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sale price less cost to sell. Vessel delivered to its new owner on January 11, 2024. There was no impairment charge for vessels classified as held for sale as at December 31, 2023.

(k) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

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

(l) Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Capitalized expenses for undrawn loan amounts as of the balance sheet date are deferred. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

Table of Contents	F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

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

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income. Upon exercise of the option to purchase the underlying asset and settlement of the remaining lease liability, if the right-of-use asset was not previously presented together with vessels, the Company reclassifies the right-of-use asset to Fixed Assets under the consolidated balances sheets and applies Topic 360 to the asset beginning on the date the purchase option was exercised.

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income. (Note 1(k)).

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

The Company has three and five sale and leaseback transactions accounted for as operating leases as of December 31, 2024, and 2023, respectively, and one accounted for as a financing arrangement as of December 31, 2024, and 2023 (Note 3 & 6).

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(n) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $218,588, $348,860 and $405,104 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024 and 2023, receivables from voyage charters and contracts of affreightment amounted to $11,416 and $31,543 respectively, the majority of them collected upon completion of the voyage.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Revenues from time, bareboat and pooling charter arrangements amounted to $585,473, $540,706 and $455,296 for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company's vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2024, 2023 and 2022, the Company incurred insurance recoveries from loss of hire amounting to $11,075, $5,400 and $4,995, respectively, included in voyage revenues of the consolidated statements of comprehensive income.

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2024, to fulfill contracts were $4,851. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2024 and 2023, receivables from voyage related and operating reimbursable expenses amounted to $995 and $1,555, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2024, 2023 and 2022, the Company incurred insurance recoveries from damages to fixed assets amounting to $10,774, $8,867 and $6,980, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income.

European Union’s Emissions Trading System: The EU Emissions Trading System (EU ETS) is the European Union’s policy to reduce greenhouse gas emissions within the EU by setting a cap on the total emissions allowed, which decreases over time. From January 1, 2024, companies, including shipping companies with vessels over 5,000 gross tonnage, must purchase emission allowances to cover their CO2 emissions, and they can trade these allowances for financial flexibility. Shipping companies are required to monitor, report, and verify their emissions, and at the end of each year, they must surrender allowances equal to their emissions.

As of December 31, 2024, the Company has recognized European Union Allowances (EUAs) to be surrendered by September 30, 2025, amounting to $12,945, included in accrued liabilities in the accompanying consolidated balances sheets. The amount of $6,739, are collectable from charterers and are included in trade accounts receivable, net in the accompanying consolidated balance sheets and the amount of $3,670 has been purchased and/or received from charterers and are included in advances and other in the accompanying consolidated balance sheets.

The value of EUAs provided by charterers is recognized under voyage revenues, while the EUAs obligations under the EU ETS are included in voyage expenses in the Company’s consolidated statements of comprehensive income. The EUAs obligations are measured at the estimated cost of purchasing credits from the EUA market, based on the voyage completion date. EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. For the year ended December 31, 2024, the Company recorded $8,158 in voyage revenues and $13,034 in voyage expenses in the accompanying consolidated statements of comprehensive income, including $174 for remeasurement of EUAs obligations, as applicable.

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $23,151 as at December 31, 2024 ($17,391 as at December 31, 2023), and to revenue resulting from charter agreements with varying rates at the amount of $14,259 as at December 31, 2024 ($14,511 as at December 31, 2023).

Customers’ concentration: Voyage revenues for 2024, 2023 and 2022 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2024	2023	2022
A	17%	22%	13%
B	10%	10%	8%
C	9%	9%	8%

(o) Segment Reporting: The Company has identified its Chief Operating Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting”. The CODM manages the business on a consolidated basis and uses the information as reported on the accompanying consolidated statements of comprehensive income to allocate resources, makes operating decisions and assesses performance, without discrete financial information by type of vessel or by type of charter or by type of cargo. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Although operating results may be identified by type of vessel, the CODM reviews operating results primarily by consolidated net income of the fleet as this is reflected in the accompanying consolidated statements of comprehensive income. In addition, the CODM is provided on a regular basis with the consolidated operating expenses, deemed as significant and consolidated voyage revenues, both included in the segment profit, presented under corresponding captions in the consolidated statements of comprehensive income. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The CODM does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company's consolidated financial statements.

Table of Contents	F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(p) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. In addition, the Company enters into EUAs swap agreements to manage its exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2025, for the previous calendar year. Interest rate, bunker and EUAs price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(t) Earnings Per Share Attributable to Common Stockholders: The Company computes earnings per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

(u) Investment in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in the accompanying consolidated statements of comprehensive income. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost (Note 9).

(v) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to a liability. The difference between the carrying amount and fair value is treated by the Company as a deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

(w) Liabilities assumed from time charters attached: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction, following ASC 805 “Business Combinations”. For asset acquisitions, when acquiring vessels with attached time charters, the Company recognizes any related asset or liability based on the market value of the assumed charters. It calculates the present value of the difference between the existing charter rate and the market rate for a similar charter, with the same duration, on the acquisition date. This difference is discounted using the Company’s weighted average cost of capital on the acquisition date. The acquisition cost is allocated on a relative fair value basis, to the qualifying assets acquired. Any intangible asset or liability related to the time charter is included in intangible assets and/or liabilities assumed from time charters attached, in the accompanying consolidated balance sheets and is amortized over the remaining term of the charter, in voyage revenues line of the accompanying consolidated statements of comprehensive income.

(x) Stock Based Compensation expense: Stock based compensation expense represents the cost of shares granted to directors and officers of the Company and employees, and persons who provide services to the Company and its subsidiaries and employees of any management company, under the Company’s equity incentive plan, and is included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. The restricted stock issued to employees, directors and officers of any management company, at the grant date, are measured at fair value, equal to the closing stock price on that date and are not remeasured subsequently. The related cost is recognized using the straight-line method over the requisite service period, which is the vesting period during which the employee must provide service to earn the award. For awards that are subject to performance conditions and future service conditions, and if it is probable that the performance conditions for these awards will be satisfied, then, the compensation cost in respect of these awards is recognized over the requisite service period, using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award.

Further, the Company accounts for restricted share award forfeitures upon occurrence. This is a change to the Company’s previous policy of estimating expected forfeitures, made during the year ended December 31, 2024, upon grant of awards under the 2024 Plan (Note 8). While the previous accounting policy was acceptable, the change is preferable as it aligns better with the industry’s share-based arrangements. No impact applied due to this change in the Company’s accompanying consolidated financial statements for the comparative years, thus, no retrospective application due to this change was necessary. The cumulative effect of the change in the retained earnings included in the accompanying consolidated balance sheets, was nil. The effect of the change has no material effect on the accompanying consolidated financial statements for the year ended December 31, 2024.

New Accounting Pronouncements

Furthermore, in November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires a public entity to disclose significant segment expenses and other segment items by reportable segment on an annual basis and expands the extent of interim segment disclosures. The guidance is applied retrospectively to all periods presented in the financial statements, unless it is impracticable to do so. The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments. The Company adopted this ASU during the year ended December 31, 2024. The adoption of this ASU affected only the Company’s disclosures (Note 1(o)), with no impact to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01—Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards, to improve GAAP by adding an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718, Compensation—Stock Compensation. For public business entities, the amendments in this ASU are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. If an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period. The Company does not expect the adoption of ASU 2024-01 to have a material effect on its consolidated financial statements and related disclosures.

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

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

On January 1, 2024, monthly fees for operating conventional vessels were $30.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $28.8, for the suezmax tanker Decathlon, $30.1 for the VLCCs Ulysses, Hercules I, $45.9 for LNG carriers Maria Energy and Neo Energy (up to the sale May 31, 2024) and $37.5 for Tenergy, $30.1 for the aframax tankers Sapporo Princess (up to November 17, 2024) and Maria Princess, and $29.3 for the aframax tanker Ise Princess, respectively. Monthly fees for VLCC Dias I and suezmax tanker Eurochampion 2004 (up to the sale January 11, 2024) amounted to $28.7 and $29.7, respectively. For the newly acquired vessels, aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $29.3 and $28.7 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $36.0. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.0.

The Management Company, for services rendered, charged $19,880, $19,503 and $20,228 for the years ended December 31, 2024, 2023 and 2022, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2024, 2023 and 2022, an award of $7,000, $5,000, and $1,000, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income.

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

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2024, are $23,010 for 2025, $22,911 for 2026, $22,776 for 2027, $23,061 for 2028, $22,956 for 2029 and $94,284 from 2030 to 2034.

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $21.0 in 2024, 2023 and 2022. These fees in total amounted to $2,093, $1,897 and $1,107 for the years ended December 31, 2024, 2023 and 2022, respectively and are accounted for as part of construction costs. At December 31, 2024, the amount due to the Management Company was $170 ($157 at December 31, 2023).

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, when TST (Note 2(c)) assumed all technical management responsibilities for all vessels under TSM structure.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $nil, $567 and $1,947 for the years ended December 31, 2024, 2023 and 2022, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income.

At December 31, 2024, the amount due from TSM was $2,623 ($5,287 at December 31, 2023), relating to advance payments on vessel operating expenses.

TSM has a 25% share in a manning agency, located in the Philippines, named TSM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TSM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c) Tsakos Shipping and Trading S.A. (“TST”): The Management Company appointed TST to provide technical management to the Company’s vessels from February 2023. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels.

TST for technical services rendered charged $2,222, $1,203, $nil for the years ended December 31, 2024, 2023 and 2022, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2024, the amount due from TST as technical manager was $176 ($1,098 at December 31, 2023).

TST provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchases of vessels brokerage service. In 2024, 2023 and 2022, TST charged a brokerage commission of $1,168 (representing 0.5% of the sale price) for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy, $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite and $326 (representing 1.0% of the sale price) for the sale of the aframax tanker Proteas and the panamax tanker Inca, respectively. TST may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. In 2024, $1,000 in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, and in 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto. In 2022, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business.

TST for chartering services rendered charged $9,657, $11,026 and $10,684 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the amount due to TST as commercial manager was $430 ($1,501 at December 31, 2023). At December 31, 2024, an amount of $510 ($667 at December 31, 2023) is also due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with TST. Argosy, for services rendered, charged $15,150, $14,420 and $10,965 for the years ended December 31, 2024, 2023 and 2022, respectively. At December 31, 2024, the amount due from Argosy was $219 ($2,468 due to Argosy at December 31, 2023). At December 31, 2024, an amount of $758 ($328 at December 31, 2023) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $7,027, $6,589 and $6,437 for the years ended December 31, 2024, 2023 and 2022, respectively.

At December 31, 2024, the amount due to AirMania was $456 ($530 at December 31, 2023).

3. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2024, the Company has classified the seller’s credit, as short-term receivable amounting to $4,370. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $1,097 (current) as of December 31, 2024, and $2,164 (current portion $1,067 and non-current portion $1,097) as of December 31, 2023.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2024, the Company has classified the seller’s credit, as long-term receivable amounting to $8,183. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

At December 31, 2024 and 2023, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2024, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $13,182 for the two suezmaxes Arctic and Antarctic and $2,755 for the aframax tanker Sakura Princess, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97 and 1.48 years, respectively, as at December 31, 2024 and 1.98 and 2.49 years, respectively, as at December 31, 2023. As at December 31, 2024 and 2023, both the right-of use assets and the corresponding obligation under operating leases were $15,937 (current portion $11,608 and non-current portion $4,329) and $36,969 (current portion $21,031 and non-current portion $15,937), respectively.

Year	Lease Commitment
2025	15,332
2026	4,992
Minimum net lease payments	$20,324
Less: Present value discount	(3,290)
Total Obligations under operating leases and financial liability (current and non-current portion)	$17,034

The Company has subleased all three vessels and recognized sublease revenue, net of voyage expenses of $33,217 for the year ended December 31, 2024, compared to five vessels with recognized sublease revenue, net of voyage expenses of $77,414 and $54,877 for the years ended December 31, 2023 and 2022, respectively.

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Finance leases

On January 9, 2020, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there was a seller’s credit of $11,800 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted for the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On May 31, 2024, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Archangel and Alaska, to repurchase both vessels. In accordance with ASC 842, the Company accounted for the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. On July 19, 2024 and August 22, 2024, the Company repurchased Alaska and Archangel, respectively, at a purchase price of $21,000 each, net of the seller’s credit amount of $5,900 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $43,316, including the application of the seller’s credit of $11,800 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 7.1%. During 2024, the lease liability under finance leases was reduced by $1,835 to reflect the lease payments made during the period and increased by an interest expense of $517, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use-assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $55,116. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. During 2024, the right-of-use assets were amortized by $1,415. Upon repurchase of Alaska and Archangel, the Company derecognized the right-of-use-assets and the lease liability amounting to $53,702 and $41,998, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

The Company has subleased both vessels (Archangel and Alaska), the amount of $6,777 and $3,206 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2024 until May 31, 2024) and the finance lease period, respectively (May 31, 2024 until July 17, 2024 and August 22, 2024 for Alaska and Archangel, respectively).

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company classified the above transaction as a finance lease. On February 14, 2023, and February 21, 2023, the Company repurchased the two suezmaxes, Eurochampion 2004 and Euronike, respectively at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $29,968, including the application of the seller’s credit of $13,000 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 3.9%. During 2022, the lease liability under finance leases was reduced by $2,164 to reflect the lease payments made during the period and increased by an interest expense of $229, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use-assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $42,968. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. Upon repurchase of Eurochampion 2004 and Euronike, the Company derecognized the right-of-use-assets and the lease liability amounting to $41,545 and $27,500, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

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

4. Vessels

Acquisitions

On January 11 and 19, 2024 the Company took delivery of its newbuilding aframax tankers Chios DF (Simel Navigation Co.) and Ithaki DF (Torvi Marine Corp.), respectively, for an aggregate cost of $156,649. During the first half of 2024, the Company acquired four aframax tankers DF Montmartre (Pink Diamond Sea Inc.), Alpes (Ortsa Oceanway Corp.), DF Mystras (Palermo Enterprises Corp.), Aspen (Quartz Maritime Limited), and the suezmax tanker Popi Sazaklis (Soho Shipping & Trading Co.), for an aggregate cost of $350,000.

On July 19, 2024 and August 22, 2024, the Company acquired the two suezmaxes Alaska (Lobelia Shipping Ltd) and Archangel (Creed Shipping S.A.), respectively (Note 3).

On February 14, 2023, and February 21, 2023, the Company acquired the two suezmaxes, Eurochampion 2004 (Sea Serenity Shipping Corp.) and Euronike (Stardust Shiptrade Inc), respectively, (Note 3). On September 21, 2023 and October 26, 2023, the Company took delivery of the newbuilding aframax tankers Njord DF (Arionas Marine S.A.) and Ran DF (Gudne Marine Corp.), respectively, for an aggregate cost of $155,677.

Sales

In 2024, the Company sold its suezmax tankers Eurochampion 2004 and Euronike, the aframax tankers Izumo Princess and Nippon Princess for net proceeds of $151,779, realizing total gain of $59,006. In 2024, the Company also sold its LNG carrier Neo Energy, for net proceeds of $76,637 realizing total loss of $10,344.

In 2023, the Company sold its handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon and its handysize tankers, Arion, Amphitrite, for net proceeds of $165,944, realizing total gains of $81,198.

The net (gains) losses from the sale of the vessels are separately reflected in the accompanying consolidated statements of comprehensive income.

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Impairment

As of December 31, 2024, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating leases, whenever events or changes in circumstances indicated that impairment indicators were present. This review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction and its right-of-use-assets under operating leases.

As of December 31, 2023, this review indicated that events and circumstances changed during 2023 and that the carrying amount of the LNG carrier Neo Energy, built in 2007 was not recoverable. The fair value of this vessel as at December 31, 2023 was determined based on Level 3 inputs of the fair value hierarchy, through a combination of future discounted net operating cash flows, and third party valuations (Note 14(c)). More specifically, the Company’s future discounted net operating cash flows for this vessel were determined using significant unobservable inputs, such as a discount rate of 7.7%, based on estimated weighted average cost of capital using cost of equity and cost of debt components and daily rate of $42.9, based on ten-year historical average for LNG carriers. Based on this evaluation the Company determined that the carrying value of the LNG carrier Neo Energy should be impaired. Consequently, its carrying value of $114,367 has been written down to $88,000, and an impairment charge of $26,367 has been recorded. In 2022, there was no indication of an impairment charge.

Impairment charges are separately reflected in the accompanying consolidated statements of comprehensive income.

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $38,135 and $33,682 at December 31, 2024 and 2023, respectively. Leasehold improvements for the suezmaxes Antarctic and the aframax Sakura Princess amounted to $975, at December 31, 2024 ($4,631 for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax tanker Sakura Princess, at December 31, 2023). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

6. Long –term debt and other financial liabilities

Long-term debt

Facility	2024	2023
Loans	1,605,654	1,411,779
Less: Deferred finance costs, net	(8,495)	(8,046)
Total long-term debt	1,597,159	1,403,733
Less: Current portion of debt	(245,475)	(185,516)
Add: Deferred finance costs, current portion	2,739	2,532
Long-term debt, net of current portion and deferred finance costs	1,354,423	1,220,749

Loan balances outstanding at December 31, 2024, amounted to $1,605,654. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between May 2025 and September 2033. Interest rates on the outstanding loans as at December 31, 2024, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On March 1, 2024, the Company signed a new five-year loan agreement amounting to $245,000 to finance the acquisition of the five vessels, Alpes, Popi Sazaklis, Aspen, DF Mystras and DF Montmartre. The new loan is repayable in ten semi-annual installments of i) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, ii) $2,012.5, commencing six months after the delivery of the vessel, plus a balloon of $28,175 payable together with the last installment, iii) $1,615.5, commencing six months after the delivery of the vessel, plus a balloon of $25,845 payable together with the last installment, iv) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment, and v) $1,565, commencing six months after the delivery of the vessel, plus a balloon of $37,550 payable together with the last installment.

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

On May 31, 2024, the Company signed a new one and a half year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the panamax tankers, Selini and Salamina. The loan is repayable in two semi-annual installments of $2,308.8, commencing six months after the date signed, plus a balloon of $2,308.8.

On May 31, 2024, the Company prepaid the amount of $28,147 to the lender due to sale of its LNG carrier Neo Energy.

Table of Contents	F- 22

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On August 30, 2024, the Company signed a seven-year loan agreement amounting to $111,776 relating to the pre- and post- delivery financing of the under construction DP2 suezmax shuttle tanker Anfield. The new loan is repayable in fourteen semi-annual installments of $3,000, commencing six months after the delivery of the vessel, plus a balloon of $69,776 payable together with the last installment. On September 5, 2024, the Company drew down the amount of $14,903.5.

On December 10, 2024, the Company signed a new five-year loan agreement amounting to $25,000 relating to the refinancing of the suezmax tanker, Eurovision. On December 10, 2024, the Company drew down the amount of $25,000 and prepaid the amount of $20,682. The new loan is repayable in ten semi-annual installments of $1,785.7, commencing six months after the drawdown date, plus a balloon of $7,143 payable together with the last installment.

On April 2, 2025, the Company signed a new one year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the handysize tankers, Byzantion and Bosporos. The loan is repayable in three semi-annual installments of $1,365.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2024, interest rates on the bank loans ranged from 5.90% to 7.40%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%
Year ended December 31, 2022	3.91%

Loan movements throughout 2024:

Loan	Origination Date	Original Amount	Balance at January 1, 2024	New Loans	Prepaid	Repaid	Balance at December 31,2024
12-year term loan	2016	309,824	69,053	—	—	10,069	58,984
7 1/2-year term loan	2017	85,000	51,000	—	—	5,666	45,334
8-year term loan	2018	82,752	65,514	—	—	4,596	60,918
5-year term loan	2019	38,250	6,928	—	—	2,310	4,618
7-year term loan	2019	56,352	47,898	—	—	2,818	45,080
10-year term loan	2019	54,387	45,158	—	—	3,011	42,147
7-year term loan	2019	72,000	52,800	—	—	4,800	48,000
5-year term loan	2019	71,036	26,400	—	—	2,400	24,000
5-year term loan	2019	35,000	22,272	—	20,682	1,590	—
5-year term loan	2020	16,800	6,825	—	—	2,730	4,095
5-year term loan	2020	70,000	33,654	—	—	11,217	22,437
6-year term loan	2020	37,500	29,169	—	—	2,652	26,517
5-year term loan	2020	47,000	11,803	—	—	5,901	5,902
5-year term loan	2021	44,500	20,227	—	—	8,091	12,136
5-year term loan	2021	26,000	22,000	—	—	2,000	20,000
4-year term loan	2021	38,000	19,312	—	—	3,662	15,650
7-year term loan	2021	74,500	70,327	—	—	4,173	66,154
5-year term loan	2022	62,000	53,750	—	—	5,500	48,250
6-year term loan	2022	67,500	54,000	—	—	9,000	45,000
5-year term loan	2022	25,200	20,685	—	—	3,010	17,675
8-year term loan	2022	118,400	118,400	—	—	6,600	111,800
5-year term loan	2022	42,000	36,558	—	—	5,442	31,116
6-year term loan	2022	67,500	58,500	—	—	9,000	49,500
5-year term loan	2022	189,000	177,188	—	—	11,812	165,376
5-year term loan	2023	85,000	65,727	—	28,147	9,980	27,600
5-year term loan	2023	72,150	69,144	—	—	6,013	63,131
5-year term loan	2023	70,000	67,150	—	—	5,700	61,450
5-year term loan	2023	49,000	45,937	—	—	6,125	39,812
8-year term loan	2023	118,400	44,400	74,000	—	3,289	115,111
7-year term loan	2023	100,000	—	25,864	—	—	25,864
5-year term loan	2024	245,000	—	245,000	—	8,771	236,229
7-year term loan	2024	103,456	—	25,864	—	—	25,864
7-year term loan	2024	111,776	—	14,904	—	—	14,904
5-year term loan	2024	25,000	—	25,000	—	—	25,000
Total			1,411,779	410,632	48,829	167,928	1,605,654

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The above bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $80,905 at December 31, 2024, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2024, the Company and its subsidiaries had thirty-three loan agreements, totaling $1,605,654. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2024.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2024, are as follows:

Year	Amount
2025	$245,475
2026	253,836
2027	383,373
2028	235,675
2029	247,878
2030 and thereafter	239,417
Total	$1,605,654

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2024	December 31, 2023
Other financial liabilities	$151,584	$160,912
Less: Deferred finance costs, net	(1,649)	(1,988)
Total other financial liabilities, net	149,935	158,924
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	312	338
Other financial liabilities, net of current portion and deferred finance costs	$140,919	$149,934

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2024, the annual principal payments of Other financial liabilities required to be made after December 31, 2024, are as follows:

Year	Amount
2025	$9,328
2026	9,328
2027	9,328
2028	9,328
2029	9,328
2030 and thereafter	104,944
Total	$151,584

7. Interest and Finance Costs, net

	2024	2023	2022
Interest expense	121,574	106,727	56,673
Less: Interest capitalized	(8,273)	(4,923)	(1,219)
Interest expense, net	113,301	101,804	55,454
Interest expense on redeemable preferred shares	—	791	—
Bunker and other commodities swaps, put and call options cash settlements	(1,376)	288	(9,912)
Amortization of deferred finance costs	3,626	3,623	4,052
Bank charges	107	237	410
Discount of long-term receivables	—	—	350
Amortization of deferred gain on termination of financial instruments	(3,596)	(5,265)	(618)
Change in fair value of non-hedging financial instruments	89	(657)	517
Net total	112,151	100,821	50,253

Interest and finance costs were $121,574, $106,727 and $56,673 for the years ended December 31, 2024, 2023 and 2022, respectively.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $8,273, $4,923 and $1,219 for the years ended December 31, 2024, 2023 and 2022, respectively.

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2024, 2023 and 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $3,596 (positive) $5,265 (positive) and $618 (positive), respectively. For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with their termination, while the third one was terminated later in 2022. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation amounting to $3,135 (positive) were immediately classified into earnings during 2022. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive) during 2022.

Table of Contents	F- 25

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2024 and 2023, the Company held one floating-to-fixed interest rate swap with a major financial institution maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap and its change in fair value has been included in the change in fair value of non-hedging financial instruments. The fair value of this swap agreement was $266 (positive) and $122 (positive) at December 31, 2024, and 2023, respectively. The change in fair value amounted to $144 (positive) and 122 (positive) for the years ended December 31, 2024 and 2023, respectively and has been included in the change in fair value of non-hedging financial instruments. At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution which matured in April 2023. The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

During 2024, the Company entered into thirteen bunker swap agreements and six other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between July 2024 through December 2025 For the year ended December 31, 2024, the total net cash received for those agreements amounted to $1,376. As at December 31, 2024, the Company held five bunker swap agreements and three EUAs swap agreements. During 2023, the Company entered into eight bunker swap agreements and two EUAs swap agreements. On December 19, 2023, the two EUAs swap agreements expired, and the Company paid $288. During 2022, the Company entered into early termination agreements of all its bunker swap agreements. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements EUAs emission swap agreements at December 31, 2024 and 2023, was $302 (positive) and $535 (positive), respectively. The change in the fair values for the years ended December 31, 2024, 2023 and 2022 was $233 (negative), $535 (positive) and $1,989 (negative), respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2024, 2023 and 2022, the Company has written-off unamortized deferred finance costs of $202, $430, and $1,195, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2024, 2023 and 2022, the Company recognized a discount on its lease liability (Note 3) amounting to $nil, $nil and $350, respectively.

8. Stockholders’ Equity

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares have subsequently been forfeited. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026.

During the year ended December 31, 2024, stock-based compensation expense on restricted common stock amounted to $8,126, whereas total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock was $8,089, as of December 31, 2024. The average period over which the total stock-based compensation expense related to non-vested restricted common stock, was expected to be recognized, was 1.49 years.

Movements under this plan are as follows:

	Number of Restricted Shares Granted	Number of Restricted Shares Forfeited	Number of Restricted Shares Vested	Balance of Non-Vested Restricted Shares	Weighted average grant date fair value
December 31, 2023	—	—	—	—	$—
Granted July 24,2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2024	—	—	—	—	$26.07
December 31, 2024	625,000	(3,000)	—	622,000	$26.07

In 2022, the Company issued 4,633,473 common shares for net proceeds of $43,841. In 2023, the Company did not issue additional common shares.

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2023 and 2024, the Company issued nil preferred shares.

In September 2022, the holder exercised the conversion option and converted all 459,286 Series G Convertible Preferred Shares that remained outstanding, with a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share, par value $1.00 per share and liquidation preference of $10.00 per share, into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2024, 2023 and 2022 respectively.

Table of Contents	F- 26

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2022 the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares (the “Shyris Shipping Preferred Shares”) of Shyris Shipping Company S.A. (“Shyris Shipping”), a wholly owned subsidiary of the Company, par value $0.001, each with a liquidation preference of $10.00 per share were 2,048,841 with an aggregate liquidation price of $20,388, which were entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $nil, $1,446 and $1,698 in the period ended December 31, 2024, 2023 and 2022, respectively (Note 10).

The Shyris Shipping Preferred Shares were non-convertible and perpetual, and redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $22,889, upon issuance was included in non-controlling interest. Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from certain feature with minimal value.

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying consolidated balance sheet as at December 31, 2022. On January 20, 2023, July 25, 2023, and September 1, 2023, Shyris Shipping redeemed 100,000, 500,000 and 1,438,841 of the outstanding Shyris Shipping Preferred Shares for an aggregate redemption price of $1,000, $5,000, and $14,388, respectively. Following these redemptions, no Shyris Shipping Preferred Shares were outstanding as of December 31, 2024 and 2023, respectively.

On July 7, 2023, the Company redeemed all of its 3,517,061 Series D Preferred Shares, par value $1.00 per share with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.243056 per share, as declared on May 30, 2023. The difference between the carrying value and the fair value of the Series D Preferred Shares, amounting to $3,256, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Earnings per Common Share in 2023 (Note 10).

9. Investments in debt securities

On October 25, 2023, the Company entered a seven-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 25th day of January, April, July and October in each year from, and including, January 25, 2024, to, and including, October 25, 2030.

On March 1, 2024, the Company entered a seven-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 3rd day of March, June, September and December in each year from, and including, June 3, 2024, to, and including, March 3, 2031.

On October 10, 2024, the Company entered a two-year investment in debt securities amounting to $5,000. Interest income is earned on a quarterly basis on the 10th day of January, April, July and October in each year from, and including, January 10, 2025, to, and including, October 9, 2026.

On October 30, 2024, the Company entered a two-year investment in debt securities amounting to $10,000. Interest income is earned on a quarterly basis on the 30th day of January, April, July and October in each year from, and including, January 30, 2025, to, and including, October 30, 2026.

The Company classified the above investments in debt securities as held-to-maturity and recognized at amortized cost basis. The carrying value of the investments as of December 31, 2024 and 2023, amounted to $25,230 and $5,064, respectively.

Table of Contents	F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The maturity schedule of the outstanding investments in debt securities as of December 31, 2024, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$—	$—
Due in 1-5 years	15,088	14,932
Due in 5-10 years	10,142	10,188
Total	$25,230	$25,120

No allowance for credit losses was warranted on investments as of December 31, 2024 and 2023, respectively.

10. Earnings per Common Share

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. Non-vested restricted common stock granted under the Company’s 2024 Plan, are entitled to receive dividends which are not refundable, and therefore are considered participating securities (Note 8). For the year ended December 31, 2023, the Company had no participating securities. For the year ended December 31, 2022, the Company considered its Series G redeemable convertible preferred shares (Note 8), to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares.

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2024, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 57,182 for the year ended December 31, 2024, are considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

For the year ended December 31, 2023, there were no potentially dilutive securities outstanding. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share. The if-converted method is used to compute the dilutive effect of Series G redeemable convertible preferred shares on as-converted basis. For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares, are considered common share equivalents, for the year ended December 31, 2022, are included in the computation of diluted earnings per common share.

The following table sets forth the computation of basic and diluted net income per share:

	2024	2023	2022
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$176,231	$300,182	$204,234
Preferred share dividends, Series D	—	(3,184)	(7,694)
Preferred share dividends, Series E	(10,976)	(10,976)	(10,975)
Preferred share dividends, Series F	(16,024)	(16,024)	(16,024)
Preferred share dividends, Series G	—	—	(31)
Undistributed income to Series G participants	—	—	(1,250)
Deemed dividend on Series D preferred shares	—	(3,256)	—
Undistributed income allocated to non-vested restricted common stock	(959)	—	—
	148,272	266,742	168,260
Preferred share dividends, Series G	—	—	31
Undistributed income to Series G participants	—	—	1,250
Net income attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	148,272	266,742	169,541
Denominator
Weighted average number of shares, basic	29,505,603	29,505,603	27,970,799
Effect of dilutive shares	—	—	217,265
Weighted average number of shares, diluted	29,505,603	29,505,603	28,188,064
Earnings per share, basic attributable to Tsakos Energy Navigation Limited	$5.03	$9.04	$6.02
Earnings per share, diluted attributable to Tsakos Energy Navigation Limited	$5.03	$9.04	$6.01

Table of Contents	F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 8.81% of the Company’s 2024 revenue (8.7% in 2023 and 5.6% in 2022) was generated through charter agreements with Flopec.

12. Commitments and Contingencies

As at December 31, 2024, the Company had under construction two suezmax tankers, three DP2 suezmax shuttle tankers, two MR tankers and five LR1 tankers.

The total contracted amount remaining to be paid for the twelve vessels under construction plus the extra costs agreed as at December 31, 2024, were $725,686. The amount of $339,280 is due to be paid in 2025, $178,297 in 2026, $146,482 in 2027 and $61,627 in 2028.

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

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. Starting in 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission (“SEC”) investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company investigated these matters. The Company is always committed to doing business in accordance with anti-corruption laws and cooperated with these agencies. In June 2024, the SEC informed the Company that it had terminated its investigation of the Company.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2024, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2025	$430,051
2026	253,103
2027	169,037
2028	106,388
2029	28,383
2030 to 2038	235,500
Minimum charter revenues	$1,222,462

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

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 6 and 7.

(b)	Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, long-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivables related to seller's credits under sale and leaseback transactions approximate their fair value. The carrying amount of investments in debt securities approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 7 above and the fair values of the investments in debt securities discussed in Note 9 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2024 and 2023, are as follows:

	2024		2023
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	343,373	343,373	372,032	372,032
Restricted cash	4,939	4,939	4,662	4,662
Margin deposits	4,270	4,270	4,270	4,270
Long-term receivable (including short-term portion)	12,553	12,553	23,812	23,812
Investment in debt securities	25,230	25,120	5,064	5,064
Debt and other financial liabilities	(1,757,238)	(1,757,238)	(1,572,692)	(1,572,692)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2024, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2023), which is recorded within margin deposits in the consolidated balance sheets.

Table of Contents	F- 30

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by the counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction (recurring measurements). The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair Value	182	646	—	—
Interest rate swaps	Financial instruments—Fair Value, net of current portion	84	—	—	524
Bunker and EUAs swaps	Current portion of financial instruments - Fair value	327	607	25	72
Subtotal		593	1,253	25	596
Total derivatives		593	1,253	25	596

Derivatives designated as Hedging Instruments - Net effect on the Consolidated Statements of Comprehensive Income

Derivative			Amount
	(Loss) Gain Recognized in Accumulated Other Comprehensive (Loss) Income on Derivative (Effective Portion) Location	2024	2023	2022
Interest rate swaps		91	(134)	28,393
Reclassification to Interest and finance costs, net due to de-designations		(3,596)	(5,265)	(3,753)
Reclassification to Depreciation expense		116	219	200
Total		(3,389)	(5,180)	24,840

 The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive (loss) income as of December 31, 2024, 2023 and 2022, was $904 (loss), $2,485 (income) and $7,665 (income) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

Derivative		Amount
	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income Location	2024	2023	2022
Interest rate swaps	Interest and finance costs, net	144	122	1,472
Bunker and EUAs swaps	Interest and finance costs, net	1,143	247	7,923
Total		1,287	369	9,395

Table of Contents	F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2024, 2023 AND 2022

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Popi Sazaklis (Note 4), with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets as of December 31, 2024. For the year ended December 31, 2024, the amortization of liabilities assumed from time charters attached amounted to $15,792, compared to $nil for the prior year. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of December 31, 2024, is expected to be amortized over the weighted average period of 1.7 years as follows:

Period/ Year	Amount
2025	18,813
2026	8,047
2027	4,275
Liabilities assumed from time charters attached	$31,135

16. Subsequent Events

a)	On January 2, 2025, 155,500 restricted shares or equal to the 25% of the restricted shares granted in July 2024, vested under the 2024 Plan.

b)	On January 29, 2025, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

c)	On February 27, 2025, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

d)	On March 26, 2025, the Company sold its suezmax tanker Pentathlon.

e)	On March 14, 2025, the Company signed nine shipbuilding contracts for the construction of nine DP2 suezmax shuttle tankers (Hull 2733, Hull 2734, Hull 2735, Hull 2736, Hull 2737, Hull 2738, Hull 2739, Hull 2740 and Hull 2741) with Samsung Heavy Industries. The total contract price for all nine vessels is in the region of $1.3 billion.

Table of Contents	F- 32