Form 20-F
period 2025-12-31
TSAKOS ENERGY NAVIGATION LTD
filed 2026-04-06
CIK 1166663

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

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

Theoharrys E. Kosmatos

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

As of December 31, 2025, there were 30,127,603 of the registrant’s Common Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares outstanding.

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

Forward-looking statements include, but are not limited to, such matters as:

•	future operating or financial results and future revenues and expenses;
•	future, pending or recent business and vessel acquisitions, business strategy, areas of possible expansion and expected capital spending and our ability to fund such expenditures;
•	operating expenses including the availability of key employees, crew, length and number of off-hire days, dry-docking requirements and fuel and insurance costs;
•	general market conditions and shipping industry trends, including charter rates, vessel values and factors affecting supply and demand of crude oil, petroleum products and LNG, including the impact of the war in the Middle East between Iran and the U.S. and Israel, the conflict in Ukraine and related sanctions and the impact of tariffs imposed by the U.S. and other countries;
•	our financial condition and liquidity, including our ability to make required payments under our credit facilities, comply with our loan covenants and obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities, as well as higher inflation, global and/or national tax issues and increasing interest rate levels;
•	the overall health and condition of the U.S. and global financial markets, including the value of the U.S. dollar relative to other currencies;
•	the carrying value of our vessels and the potential for any asset impairments;
•	our expectations about the time that it may take to construct and deliver new vessels or the useful lives of our vessels;
•	our continued ability to enter into period time charters with our customers and secure profitable employment for our vessels in the spot market;
•	the ability and willingness of our counterparties, including our charterers and shipyards, to honor their contractual obligations;
•	our expectations relating to dividend payments and ability to make such payments;
•	our ability to leverage to our advantage the relationships and reputation of Tsakos Shipping & Trading S.A. within the shipping industry;
•	our anticipated general and administrative expenses;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	risks inherent in vessel operation, including terrorism, piracy and discharge of pollutants;
•	potential liability from future litigation;
•	global and regional political conditions;
•	tanker, product carrier and LNG carrier supply and demand; and
•	other factors discussed in the “Risk Factors” described in Item 3 of this Annual Report on Form 20-F.

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

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Capitalization

The following table sets forth our (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of December 31, 2025. This table should be read in conjunction with our consolidated financial statements and the notes thereto, and “Item 5. Operating and Financial Review and Prospects,” included elsewhere in this Annual Report.

In thousands of U.S. Dollars	As of December 31, 2025
Cash
Cash and cash equivalents	$ 293,312
Restricted cash	4,817

Total cash	298,129

Capitalization
Debt:
Long-term secured debt obligations and other financial liabilities (including current portion) [1]	$ 1,920,975

Stockholders’ equity:
Preferred shares, $1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding	11,493
Common shares, $5.00 par value; 60,000,000 shares authorized; 30,805,776 shares issued and 30,127,603 shares outstanding	151,541
Additional paid-in capital	926,769
Cost of treasury stock	(6,791)
Accumulated other comprehensive loss	(1,886)
Retained earnings	738,350
Non-controlling interest	43,529
Total stockholders’ equity	$ 1,863,005

Total capitalization	$ 3,783,980
[1] Obligations under operating leases are not included.

Table of Contents	2

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

Risks Related To Our Industry

•	The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.
•	Disruptions in global economic conditions, including as a result of the war in the Middle East between Iran and the U.S. and Israel, and conflicts elsewhere in the Middle East and in Ukraine, as well as protectionist trade measures, including the tariffs imposed by the U.S. and retaliatory tariffs from other countries, and other governmental action, including related to tariffs imposed by the United States, could have a material adverse impact on our results of operations, financial condition, cash flows and share price.
•	In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil, petroleum products and LNG and in the tanker and LNG carrier charter markets, could result in lower tanker and LNG carrier charter rates and adversely affect our business. The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products impacting demand for tankers and, in turn, charter rates.
•	An increase in the supply of vessels could cause charter rates to decline, adversely affecting our results.
•	We face substantial competition for charters, including from state and independent oil companies.
•	We operate internationally, and terrorist attacks, international hostilities, economic sanctions and economic conditions could adversely affect our business.
•	Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation could result in fines, criminal penalties, contract terminations and adversely affect our business.
•	We are subject to regulation and liability under environmental, health and safety laws that could require significant expenditures, including with respect to climate change and greenhouse gas emissions, and customers and investors’ concerns related thereto.
•	Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to ESG policies may impose additional costs on us or expose us to additional risks.

Risks Related To Our Business

•	A decline in the future value of our vessels could affect our ability to comply with various covenants in our credit facilities, which are secured by mortgages on our subsidiaries’ vessels.
•	Charters at attractive rates may not be available when our current time charters expire.
•	We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues.
•	Contracts for newbuilding vessels present certain economic and other risks.
•	Credit conditions internationally might impact our ability to raise debt financing.
•	The future performance of our subsidiaries’ LNG carriers depends on continued growth in LNG production and demand for LNG and LNG shipping, which could be significantly affected by volatile natural gas prices and demand for natural gas, and the supply of LNG carriers.
•	Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.
•	Fuel prices may adversely affect our profits.
•	The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
•	Failure to protect our information systems against security breaches could adversely affect our business and financial results. Additionally, if these systems fail or become unavailable for any significant period, our business could be harmed.

Table of Contents	3

•	Our degree of leverage and certain restrictions in our financing agreements impose constraints on us.
•	We are exposed to volatility in SOFR and selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.
•	Inflation could adversely affect our business and financial results by increasing the costs of operating our business
•	Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks
•	The Tsakos Holdings Foundation and the Tsakos family, who own a significant percentage of our common shares, can exert considerable influence over us, which may limit your ability to influence our actions.

Risks Related to Our Management Arrangements

•	We depend on Tsakos Energy Management and TST to manage our business, as we do not have the employee infrastructure to manage our operations and have no physical assets.
•	TST could experience conflicts of interests in performing obligations owed to us and the operators of other tankers, including tankers that clients of TST have acquired.
•	Our chief executive officer has affiliations with Tsakos Energy Management and TST, which could create conflicts of interest.

Risks Related To Our Common and Preferred Shares

•	Future sales of our shares in the public market could cause the market price of our shares to decline.
•	We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.
•	Our preferred shares represent perpetual equity interests and holders have no right to receive any greater payment than the liquidation preference regardless of the circumstances.
•	Holders of our preferred shares have extremely limited voting rights.
•	Market interest rates may adversely affect the value of our Series E Preferred Shares and Series F Preferred Shares.
•	Provisions in our Bylaws and our management agreement with Tsakos Energy Management would make it difficult for a third-party to acquire us, even if such a transaction is beneficial to our shareholders.
•	Because we are a Bermuda company you may not have the same rights as a shareholder in a U.S. corporation.
•	As “foreign private issuer” under NYSE rules we are entitled to exemption from certain NYSE corporate governance standards, and you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Table of Contents	4

Tax Risks

•	If we became subject to tax in jurisdictions in which we operate, our financial results would be adversely affected.
•	If we were treated as a passive foreign investment company, a U.S. investor in our shares would be subject to disadvantageous rules under U.S. tax laws.

Risks Related To Our Industry

The tanker industry is cyclical, resulting in charter rates that can be volatile. Poor charter markets for crude oil and product tankers may adversely affect our future revenues and earnings.

The tanker industry is historically cyclical, resulting in volatility in charter rates, and, in turn, our revenue and earnings. The typical cycle is partially the result of fluctuations in the number of tankers available in the market, which determines the overall supply of tankers competing for charters. The number of tankers in the market changes as a result of new deliveries to the market, offset by vessels demolished or converted due to technical obsolescence, as well as changes in the number of vessels occupied on long-distance travel or delayed by geopolitical events. The cycle is also impacted by demand for charter hires resulting from material changes in the supply of and demand for oil due primarily to fluctuations in the price of oil and to geopolitical factors. As of March 30, 2026, substantially more than half of the vessels owned by our subsidiary companies were employed under time charters which, if not extended, are scheduled to expire on various dates between April 2026 and April 2038, including twenty which are scheduled to expire within 2026, and we have not yet arranged employment for our three VLCC tankers, five LR1 tankers and one LNG carrier under construction which are scheduled for delivery to us in 2027 and 2028.

After declining significantly from 2016 through most of 2018, adversely affecting our revenues, profitability and cash flows, tanker charter rates improved significantly in the latter part of 2019 and stayed strong through the first half of 2020 due mainly to a strong demand for floating oil storage brought about by low oil prices. However, stagnant demand for oil induced by the COVID-19 pandemic and the release of inventory from storage caused a dramatic fall in tanker rates in the second half of 2020 which continued through 2021 and through the first half of 2022, before increasing significantly since such time through the date of this Annual Report. The ongoing crisis in Ukraine that started during the first quarter of 2022, has created a global redrawing of trade routes leading to an increase in the length of oil tanker voyages and sanctions have resulted in elimination of some vessels that are engaged in sanctioned activity from the available fleet. While the conflict in Ukraine continues to disrupting energy production and trade patterns, its future impact on energy prices and tanker charter rates, which initially increased, is uncertain The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Straits of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil, petroleum products and LNG and in the tanker and LNG carrier charter markets, could result in lower tanker and LNG carrier charter rates and adversely affect our business. The factors influencing the supply of and demand for tanker shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. The effective supply of tankers has been impacted in recent years by the impact of sanctions and trade pattern disruptions, including vessels currently continuing to reroute away from the Red Sea, Gulf of Aden and Suez Canal due to Houthi attacks on ships, and more recently the Persian Gulf. These factors resulted in fleet inefficiencies and support for tanker charter rates, which may not continue.

If rates in the charter market were to decline and remain at low levels for any significant period in 2026, it will have an adverse effect on our revenues, profitability and cash flows. Declines in prevailing charter rates also affect the value of our vessels, which are correlated to the trends of charter rates, and could affect our ability to comply with our loan covenants.

Table of Contents	5

Disruptions in global economic conditions, including due to the conflict in Ukraine and the Middle East, and protectionist trade measures such as tariffs and other governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition, cash flows and share price.

Global economic conditions impact worldwide demand for energy and commodities and, thus, tanker shipping. The current macroeconomic environment is characterized by significant inflation, causing the U.S. Federal Reserve and other central banks to increase interest rates, which may raise the cost of capital, increase operating costs and reduce economic growth, disrupting global trade and shipping. Political events such as the continued and escalating global trade war between the U.S. and China, expansion of U.S. tariffs and trade protectionism policies to other countries, including Canada, Mexico and the E.U., and other policies that the new U.S. administration has stated, such as demands related to the operation of the Panama Canal, as well as ongoing conflicts throughout the world, such as those in Iran, Ukraine and elsewhere in the Middle East, including Houthi attacks on ships in the Red Sea and the Gulf of Aden, may disrupt global supply chains and negatively impact globalization and global economic growth. Weakened global economic conditions could disrupt financial markets, and may lead to weaker energy demand in the European Union, the United States and other parts of the world which could have a material adverse effect on our business.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region and continue to remain in effect, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. On March 8, 2022, President Biden issued an executive order, which still remains in effect, prohibiting the import of certain Russian energy products into the United States, including crude oil, petroleum, petroleum fuels, oils, liquefied natural gas and coal. Additionally, the executive order prohibits any investments in the Russian energy sector by US persons, among other restrictions both to common and preferred shareholders. The EU and the UK have continued to adopt sanctions aimed at Russia, including restrictions applicable on the import of Russian LNG, from January 1, 2027 for the EU region, and the provision of maritime services, including insurance, related to Russian LNG.

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

Our operations expose us to the risk that increased trade protectionism from the United States, China or other nations adversely affect world oil and petroleum markets and in turn the demand for energy shipping. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Tensions over trade and other matters remain high between the U.S. and China. In April 2025, the United States imposed blanket 10% tariffs on virtually all imports to the U.S. and significantly higher tariffs applicable to imports from many countries, including tariffs aggregating over 100% on imports from China, as well as tariffs on specific goods which have resulted in other countries imposing additional tariffs, including substantial additional tariffs on imports from the U.S., announced by China, and is likely to continue to result in more retaliatory tariffs. On April 9, 2025, the U.S. announced a temporary pause on its tariffs applicable to many countries, while increasing the tariffs applicable to imports from China, with the U.S. subsequently announcing the imposition of substantial tariffs, well in excess of the blanket 10% tariff threshold previously announced, on numerous countries and specific goods effective from August 1, 2025. A ruling by the U.S. Supreme Court in February 2026 invalidated many of the tariffs imposed by the U.S. administration in 2025, however, the U.S. administration immediately imposed new tariffs based on different statutory authority. The U.S. administration has and is expected to continue to broadly impose tariffs, which has led, and could lead to further, corresponding punitive actions by the countries with which the U.S. trades. In April 2025, the U.S. also announced that it would impose additional port fees on (1) Chinese-owned ships of $50 per net ton for the arriving vessel commencing October 14, 2025, increasing to $80 per net ton on April 17, 2026, $110 per net ton on April 17, 2027 and $140 per net ton on April 17, 2028 and (2) operators of Chinese-built vessels of $18 per net ton ($120 per container, if applicable) commencing October 14, 2025, increasing to $23 per net ton ($153 per container, if applicable) on April 17, 2026, $28 per net ton ($195 per container, if applicable) on April 17, 2027 and $33 per net ton ($250 per container, if applicable) on April 17, 2028. On October 10, 2025, China announced port fees, effective October 14, 2025, on vessels built in the U.S., flying the U.S. flag or owned or operated by U.S. enterprises, other organizations, or individuals, including those in which U.S. enterprises, other organizations, or individuals directly or indirectly hold 25% or more of the equity (voting rights or board seats), in the following amounts: per voyage: (1) from October 14, 2025: RMB 400 per net ton; (2) from April 17, 2026: RMB 640 per net ton; (3) from April 17, 2027: RMB 880 per net ton; and (4) from April 17, 2028: RMB 1,120 per net ton. The U.S. and Chinese fees are each charged up to five times per year, per vessel. On October 30, 2025, the U.S. and China each announced that these port fees would be suspended for a one-year period. It is unknown the effect that these port fees, the implementation of which remains unclear, will have on us and our fleet or our industry generally. It is unknown the effect that these proposed new port fees, whether adopted in the form proposed or with modifications, will have on us and our fleet, which includes four Chinese-built vessels and five newbuildings, or our industry generally. These policy pronouncements have created significant uncertainty about the future relationship between the United States and China, Canada, Mexico, the E.U. and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs, and has led to concerns regarding the potential for an extended trade war. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade and, in particular, trade between the United States and other countries, including China, which could adversely and materially affect our business, results of operations, and financial condition.

Table of Contents	6

The conflicts in Iran and in Ukraine could disrupt our operations and negatively impact charter rates and costs.

The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure and other targets in various Middle Eastern countries, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil, petroleum products and LNG and in the tanker and LNG carrier charter markets, could result in lower tanker and LNG carrier charter rates and adversely affect our business.

The conflict in Ukraine, and the economic sanctions imposed by the EU, U.S. and other countries in response to Russian action, is disrupting energy production and trade patterns, including shipping in the Black Sea and elsewhere, and its impact on energy prices and tanker rates, which initially have increased, is uncertain. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively, as well as a price cap on Russian oil of $60 per barrel. Prior to the war, Russia exported approximately 5.5 mbpd of seaborne crude oil and refined petroleum products to the EU, USA, South Korea and Japan. After February 2023, Russia is exporting less than 0.4 mbpd to these countries. The price of crude oil (Brent) initially traded above $100 per barrel as a result of the war in Ukraine and escalating tensions in the region and fears of potential shortages in the supply of Russian crude oil but since came down substantially, before spiking to over $115 per barrel in March 2026 following the outbreak of the war between Iran and the U.S. and Israel.

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

The situations in the Middle East due to war between Iran and the U.S. and Israel and in Ukraine, and the global responses, continue to evolve and their respective impact on energy supply and demand, energy prices and tanker operations and charter rates remains subject to considerable uncertainty, which could adversely impact our business, results of operations and financial condition

The tanker industry is highly dependent upon the crude oil and petroleum products industries, with the level of availability and demand for oil and petroleum products impacting demand for tankers and, in turn, charter rates.

The employment of our subsidiaries’ vessels is driven by the availability of and demand for crude oil and petroleum products, the availability of modern tanker capacity and the scrapping, conversion, or loss of older vessels. Historically, the world oil and petroleum markets have been volatile and cyclical because of the many conditions and events that affect the supply, price, production and transport of oil, including:

•	increases and decreases in the demand and price for crude oil and petroleum products;
•	availability of crude oil and petroleum products;
•	demand for crude oil and petroleum product substitutes, such as natural gas, coal, hydroelectric power and other alternate sources of energy that may, among other things, be affected by environmental regulation;
•	actions taken by OPEC and major oil producers and refiners;
•	political turmoil in or around oil producing nations;

Table of Contents	7

•	global and regional political and economic conditions;
•	developments in international trade;
•	international trade sanctions;
•	environmental factors;
•	natural catastrophes;
•	terrorist acts;
•	weather; and
•	changes in seaborne and other transportation patterns.

Despite turbulence in the world economy at times in recent years, worldwide demand for oil and oil products has continued to rise; however, the COVID-19 pandemic caused demand for oil and oil products to stagnate for an extended period of time. In the event that an economic slowdown results in a persistent stagnation or decline in demand and the long-term trend falters, the production of and demand for crude oil and petroleum products will encounter pressure which could lead to a decrease in shipments of these products and consequently this would have an adverse impact on the employment of our vessels and the charter rates that they command, as was case from the second half of 2020 until the second quarter of 2022. The recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. Also, if oil prices decline to uneconomic levels for producers, whether as a result of global economic weakness resulting from the escalating trade wars resulting from U.S. tariff announcements or otherwise, it may lead to declining output. As a result of any reduction in demand or output, the charter rates that we earn from our vessels employed on charters related to market rates may decline, and possibly remain at low levels for a prolonged period, as was the case for most periods during the preceding ten years.

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

Historically, the marine transportation industry has been cyclical. The profitability and asset values of companies in the industry have fluctuated based on certain factors, including changes in the supply and demand of vessels. The supply of vessels generally increases with deliveries of newly constructed vessels and decreases with the scrapping or conversion of older vessels and/or the removal of vessels from the competitive fleet either for storage purposes or for utilization in offshore projects. The newbuilding order book equaled approximately 15.9% of the existing world tanker fleet at the beginning of February 2026, by number of vessels, with a significant amount of these newbuilding vessels scheduled to be delivered in 2026. No assurance can be given that the order book will not increase further in proportion to the existing fleet. If vessel supply increases, and demand does not match that increase, the charter rates for our vessels could decline significantly. In addition, any decline of trade on specific long-haul trade routes will effectively increase available capacity with a detrimental impact on rates. A decline in charter rates could have a material adverse effect on our revenues and profitability.

The global tanker industry is highly competitive.

We operate our fleet in a highly competitive market. Our competitors include owners of VLCC, suezmax, aframax, dual-fuel LNG powered aframax, panamax, MRs and handysize tankers, as well as owners in the DP2 shuttle tanker and LNG markets, which are other independent tanker companies, as well as state and independent oil companies, some of which have greater financial strength and capital resources than we do. Competition in the tanker industry is intense and depends on price, location, size, age, condition, installation of required or technically up to date equipment and the acceptability of the available tankers and their operators to potential charterers.

Table of Contents	8

Terrorist attacks, international hostilities, economic and trade sanctions, including those related to the conflict in Ukraine, can affect the tanker industry, which could adversely affect our business.

Major oil and gas producing countries in the Middle East have become involved militarily in conflicts in Iran, Iraq, Syria, Azerbaijan and Yemen. Armed conflicts with insurgents and others continue, as well, in Chad and Libya, and political unrest and instability have adversely affected the infrastructure and economic stability of Venezuela, each of which is a major oil exporting country. In addition, tension and instability in the Persian Gulf and Red Sea, a vital passageway for international oil shipment, may adversely affect the future export of oil around the region. In particular, the recent outbreak of war in the Middle East between Iran and the U.S. and Israel, including Iran’s strikes against energy infrastructure in other countries in the Middle East, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time

Any such hostility or instability could seriously disrupt the production of oil or LNG and endanger their export by vessel or pipeline, which could put our vessels at serious risk and impact our operations and our revenues, expenses, profitability and cash flows in varying ways that we cannot now project with any certainty.

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

Since 2023 and into early 2026 Houthi rebels based in Yemen have been targeting vessels with drone attacks whilst transiting the Red Sea. Many shipowners and charterers have diverted vessels to avoid the area, despite a strong Naval presence in the area. Whilst the stated aim of the Houthi rebels has been to target vessels trading to or from Israel or with links to the US or UK, other non-related vessels have been attacked and our policy has therefore been to avoid transits of the Red Sea.

The increasing number of terrorist attacks throughout the world, longer-lasting wars, international incidents or international hostilities, such as in Iran and elsewhere in the Middle East, Ukraine, Afghanistan, Iraq, Syria, Libya, Yemen and the Korean peninsula, could damage the world economy and adversely affect the availability of and demand for crude oil and petroleum products and negatively affect our investment and our customers’ investment decisions over an extended period of time. In addition, sanctions against oil exporting countries such as Iran, Russia and Venezuela may also impact the availability of crude oil which would increase the availability of tankers, thereby negatively impacting charter rates. We conduct our vessel operations internationally and despite undertaking various security measures, our vessels may become subject to terrorist acts and other acts of hostility like piracy, either at port or at sea. Such actions could adversely impact our overall business, financial condition and results of operations. In addition, terrorist acts and regional hostilities around the world in recent years have led to increases in our insurance premium rates and the implementation of special “war risk” premiums for certain trading routes, although our charter party agreements generally provide that additional war risks insurance costs are for charterers’ account.

Table of Contents	9

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

The U.S. also maintains embargoes on Cuba, and North Korea, and certain regions of Ukraine. Beginning in February 2022, the United States, the European Union and numerous other nations have also been imposing substantial additional sanctions on Russia regarding its invasion of Ukraine.

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

Table of Contents	10

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

To comply with these requirements and regulations, such as the MARPOL Annex VI sulfur emission requirements instituting a global 0.5% sulfur cap on marine fuels from January 1, 2020, the IMO ballast water management (“BWM”) convention, which requires vessels to install ballast water treatment systems (“BWTS”) with a ship specific timeframe latest by September 8, 2024 and the latest MARPOL Annex VI amendments that introduced the technical and operational measures of the Energy Efficiency Existing Shipping Index (“EEXI”) and the Carbon Intensity Indicator (“CII”) to reduce carbon emissions produced by vessels, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential mitigation measures, and obtain insurance coverage. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance.

In addition, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (“EU ETS”) to include carbon dioxide (“CO2”) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to/from/within the EU and EEA (Iceland, Liechtenstein and Norway) need to acquire and surrender EU allowances (“EUAs”) through their Union Registry account by September of the following year to cover their annual emissions. One EUA is equivalent to one tonne of CO2 emission. The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU and 100% of emissions from voyages that occur between two EU ports and when ships are within EU ports. The surrendering of allowances by shipping companies is gradually increased with respect to verified emissions reported for the years 2024 and 2025. This means, in 2025, shipping companies were liable to surrender allowances for 40% of verified emissions reported in 2024. In 2026, this increases to 70% of verified emissions reported in 2025. As of 2027 and each year thereafter, shipping companies will have to surrender allowances reflecting 100% of their verified emissions.

Table of Contents	11

The EU has also enacted the FuelEU Maritime Regulation, which became effective on January 1, 2025. The regulation established uniform rules imposing a limit on the GHG intensity of the energy used onboard ships arriving at, staying within or departing from ports under the jurisdiction of an EEA country. The FuelEU Maritime Regulation requires reductions in the lifecycle GHG intensity of fuel measured on a Well-to-Wake (WtW) basis which will gradually increase over time, beginning with a 2% reduction in 2025, up to 80% by 2050. Both the EU ETS and FuelEU schemes impact the management of our vessels calling to EU ports, increasing the complexity and monitoring of, and costs associated with the operation of vessels and affecting the relationships with our time charterers.

These and future environmental regulations, which may become stricter, may limit our ability to do business, increase our operating costs and/or force the early retirement of our vessels, all of which could have a material adverse effect on our financial condition and results of operations. Environmental laws and regulations are often revised, and we cannot predict the ultimate cost of complying with them, or the impact they may have on the resale prices or useful lives of our vessels. We believe that regulations of the shipping industry will continue to become more stringent and compliance with such new regulations will be more expensive for us and our competitors.

International, national and local laws imposing liability for oil spills and carbon emissions are also becoming increasingly stringent. Some impose joint, several, and in some cases, unlimited liability on owners, operators and charterers for oil spills regardless of fault. We could be held liable as an owner, operator or charterer under these laws. In addition, under certain circumstances, we could also be held accountable under these laws for the acts or omissions of Tsakos Shipping & Trading S.A. (“TST”), Tsakos Energy Management Limited (“Tsakos Energy Management”) or other companies that provide technical and commercial management services for our subsidiaries’ vessels and us, or others in the management or operation of our subsidiaries’ vessels. Although we currently maintain, and plan to continue to maintain, for each of our subsidiaries’ vessels’ pollution liability coverage in the amount of $1 billion per incident (the maximum amount available), liability for a catastrophic spill could exceed the insurance coverage we have available and result in our having to liquidate assets to pay claims. In addition, we may be required to contribute to funds established by regulatory authorities for the compensation of oil pollution damage or provide financial assurances for oil spill liability to regulatory authorities.

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

Table of Contents	12

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

During 2025, we derived approximately 81% of our revenues from time charters, as compared to 73% in 2024. Although tanker charter rates are currently at relatively high levels, as our current period charters on twenty of the vessels owned by our subsidiary companies expire in the remainder of 2026 and for additional vessels in future years, considering the volatile nature of the tanker market, it may not be possible to re-charter these vessels on a period basis at attractive rates. If attractive period charter opportunities are not available, we may seek to charter the vessels owned by our subsidiary companies on the spot market, which is subject to significant fluctuations. In the event a vessel owned by one of our subsidiary companies may not find employment at economically viable rates, management may opt to lay up the vessel until such time that rates become attractive again (an action which our subsidiary companies have never undertaken). During the period of any layup, the vessel would continue to incur expenditures such as debt service, insurance, reduced crew wages and maintenance costs.

We are dependent on the ability and willingness of our charterers to honor their commitments to us for substantially all our revenues and the failure of our counterparties to meet their obligations under our charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We derive substantially all our revenues from the payment of charter hire by our charterers. As of March 30, 2026, 51 of our 64 subsidiaries’ vessels were employed under time charters including time charters with profit sharing provisions above specified minimum rate levels. We could lose a charterer or the benefits of a time charter if:

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

Table of Contents	13

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

The spot market for crude oil and petroleum product tankers is highly competitive. Although, as of March 30, 2026, only seven of the vessels owned by our subsidiary companies were employed under spot charters, in the future we may employ a higher proportion of vessels in the spot market. To the extent we are exposed to the spot market, we may experience a lower overall utilization of our fleet through waiting time or ballast voyages, which could lead to a decline in operating revenue in rate environments where spot rates earned do not offset such lower utilization. Moreover, to the extent our vessels are employed in the spot market, both our revenue from vessels and our operating costs, specifically our voyage expenses, will be significantly impacted by adverse movements in the cost of bunkers (fuel), including the price of low sulfur fuel certain of our vessels have been required to use since the beginning of 2020. See “—Fuel prices may adversely affect our profits.” Unlike time charters in which the charterer bears all the bunker costs, in spot market voyages we bear the bunker charges as part of our voyage costs. As a result, while historical movements in bunker prices are factored into the prospective freight rates for spot market voyages periodically announced by World Scale Association (London) Limited and similar organizations, increases in bunker prices in any given period could have a material adverse effect on our cash flow and results of operations for the period in which the increase occurs. In addition, to the extent we employ our vessels pursuant to contracts of affreightment, the rates that we earn from the charterers under those contracts may be subject to reduction based on market conditions, which could lead to a decline in our operating revenue.

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

Currently tanker market values are at relatively high levels, but until the second half of 2022 were at relatively low levels for most of the period since the financial crisis in 2008, falling whenever there was excess fleet capacity and declining freight rates. Although our subsidiaries currently own a relatively modern fleet, with an average age of 10.3 years as of March 30, 2026, as vessels grow older, they generally decline in value.

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

Table of Contents	14

If Tsakos Shipping and Trading S.A. (“TST”) is unable to attract and retain skilled crew members, our reputation and ability to operate safely and efficiently may be harmed.

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

As of March 30, 2026, our subsidiaries have contracts for the construction of ten DP2 suezmax shuttle tankers for delivery in 2026, 2027, and 2028, five LR1 tankers for delivery in 2027 and 2028, three VLCC tankers for delivery in 2027 and 2028 and one LNG carrier for delivery in 2028. Our subsidiaries may also order additional new building vessels. During the construction of a vessel, we are required to make progress payments and need to finance the purchase price upon delivery of the vessel. The remaining purchase price obligations for the new buildings was $2.0 billion, as of March 30, 2026, funding which will require us to obtain substantial additional secured debt and/or other financing. Of these new buildings, we have arranged senior secured debt financing for the remaining installment payments for the ten DP2 suezmax shuttle tankers and one LR1 tanker and we are in the process of seeking to arrange debt financing for the remaining eight new buildings. Management is in discussion with various high-end charterers to employ the five LR1 tankers, the three VLCC tankers and the LNG carrier on long-term contracts upon delivery, for which charters have not yet been arranged. While we typically have refund guarantees from banks to cover defaults by shipyards and our construction contracts would be saleable in the event of our payment default, we can still incur economic losses if we or the shipyards are unable to fulfil our respective obligations. Shipyards may periodically experience financial difficulties.

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

Table of Contents	15

We have traditionally financed our vessel acquisitions or constructions with our own cash (equity), including from share issuances, and bank debt from various reputable national and international commercial banks. In relation to new building contracts, the equity portion usually covers part of the pre-delivery obligations while the debt portion covers the outstanding amount due to the shipyard on delivery. However, we may arrange pre-delivery bank financing to cover much of the installments due before delivery, and, therefore, we would be required to provide the remainder of our equity investment at delivery. In addition, several of our existing loans will mature over the next few years, including six in 2026. If the related vessels are not sold, or we do not wish to use existing cash for paying the final balloon payments, then re-financing of the loans for an extended period beyond the maturity date will be necessary. Current and future terms and conditions of available debt financing, especially for older vessels without time charter could be different from terms obtained in the past and could result in a higher cost of capital, if available at all. Any adverse development in the credit markets could materially alter our current and future financial and corporate planning and growth and have a negative impact on our balance sheet.

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

Reduced demand for LNG or LNG shipping, or any reduction or limitation in LNG production capacity, including due to events in the Middle East relating to the war between Iran and the U.S. and Israel, could have a material adverse effect on our ability to secure future multi-year time charters for the LNG carriers, or for any new LNG carriers our subsidiaries may acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for dividends to our shareholders.

Table of Contents	16

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Natural gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	the supply and cost of crude oil and petroleum products;
•	worldwide demand for natural gas;
•	the cost of exploration, development, production, transportation and distribution of natural gas;
•	expectations regarding future energy prices for both natural gas and other sources of energy;
•	the level of worldwide LNG production and exports;
•	government laws and regulations, including but not limited to environmental protection laws and regulations;
•	local and international political, economic and weather conditions;
•	political and military conflicts; and
•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

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

Table of Contents	17

Hire rates for LNG carriers may fluctuate substantially and if rates are low when we are seeking a new charter, our revenues and cash flows may decline.

LNG carrier charter rates have generally been at relatively low levels for a number of years, having been negatively impacted by declines in the price of LNG, delays in the completion of liquefaction and regasification facilities around the world and a high order book. In addition, in recent years, as a result of more LNG being traded on a short-term basis and greater liquidity in the LNG shipping market, there has been a decrease in the duration of term charters for on-the-water vessels with such charters now generally being anywhere between six months and three years in duration. If LNG charter market conditions decline, we may have difficulty in securing new charters at attractive rates and durations for our LNG carriers when their current charters expire or upon delivery of our newbuilding LNG carrier, for which we have not yet arranged employment, scheduled in 2028.

Our growth in shuttle tankers depends partly on continued growth in demand for offshore oil transportation, processing and storage services.

Our growth strategy includes expansion in the shuttle tanker sector, where we have ten shuttle tankers under construction. Growth in this sector depends on continued growth in world and regional demand for these offshore services, which could be negatively affected by a number of factors, such as:

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

Oil prices remained volatile during 2025 and the first quarter of 2026. Brent traded within a range between $75 to $95 per barrel in 2025 and spiked to over $115 per barrel in March 2026 following the outbreak of war in the Middle East between Iran and the U.S. and Israel. Lower oil prices typically result in oil companies announcing reductions in oil production and exploration activities, including in offshore fields. Continued volatility in oil prices may exist depending on the policies of oil production countries and cartels, as well as international economic conditions and global geopolitics.

Fuel prices may adversely affect our profits.

While we do not bear the cost of fuel (bunkers) under time and bareboat charters, fuel is the largest expense in our shipping operations when vessels are under spot charters. Increases in the price of fuel may, as a result, adversely affect our profitability. The marine fuel with low sulfur content required to comply with the 0.5% sulfur cap on marine fuels became effective on January 1, 2020, for vessels without scrubbers. Initially, low sulfur fuel was substantially more expensive compared to the existing high sulfur fuel oil, and after narrowing for a period of time, this price differential has again increased recently. In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and effective closure of the Strait of Hormuz, result in a sharp increase in the cost of fuel. In general, the price and supply of marine fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We believe that we maintain as much insurance on the vessels in the fleet, through insurance companies, including Argosy, a related party company, and P&I clubs, as is appropriate and consistent with industry practice. While we endeavor to be adequately insured against all known risks related to the operation of our subsidiaries’ vessels, there remains the possibility that a liability may not be adequately covered and we may not be able to obtain adequate insurance coverage for the fleet in the future. Certain insurers may also not pay particular claims. Even if our insurance coverage is adequate, we may not be able to obtain a replacement vessel in a timely manner in the event of a loss. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs or lower our revenue. In addition, some of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims make an excessive impact on association reserves. The Company’s P&I renewals as of February 20, 2026 saw an increase in costs of 3.78%. The International Group of P&I offers a total $3.1 billion coverage, which includes $1 billion coverage for oil pollution liability. P&I, Hull and Machinery and War Risk insurance premiums are accounted for as part of operating expenses in our consolidated financial statements; accordingly, any changes in insurance premiums directly impact our operating results.

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

We incur substantial debt to finance the acquisition of our vessels. At December 31, 2025, our debt to capital ratio was 50.9% (debt / debt plus equity), with $1.8 billion in debt outstanding and $0.1 billion in other financial liabilities related to vessel financings. We are required to apply a substantial portion of our cash flow from operations to the payment of principal and interest on this debt. In 2025, a substantial portion of our cash flow derived from operations was dedicated to debt service, voluntary debt prepayments and balloon payments to be refinanced. This limits the funds available for working capital, capital expenditures, dividends and other purposes. We may incur significant additional amounts of indebtedness in connection with financing our twenty newbuilding tankers under construction or otherwise.

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

Table of Contents	19

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

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2024 and 2025. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates, has had and may continue to drive a higher cost of capital for our business. See “Item 5. Operating and Financial Review and Prospects-Impact of Inflation and Interest Rates.”

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

Table of Contents	20

Because some of our subsidiaries’ vessels’ expenses are incurred in foreign currencies, we are exposed to exchange rate risks.

The charterers of the vessels owned by our subsidiary companies pay in U.S. dollars. While most of the expenses incurred by our managers or by us on our subsidiaries’ behalf are paid in U.S. dollars, certain of these expenses are in other currencies, most notably the Euro. In 2025, Euro expenses accounted for approximately 25% of our total operating expenses, including dry dockings. Declines in the value of the U.S. dollar relative to the Euro, or the other currencies in which we incur expenses, would increase the U.S. dollar cost of paying these expenses and thus would adversely affect our results of operations.

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

As of March 30, 2026, companies controlled by the Tsakos Holdings Foundation or affiliated with the Tsakos Group own approximately 27.2% of our outstanding common shares. The Tsakos Holdings Foundation is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls the Tsakos Holdings Foundation consists of five members, two of whom are members of the Tsakos family. As long as the Tsakos Holdings Foundation and the Tsakos family beneficially own a significant percentage of our common shares, each will have the power to influence the election of the members of our board of directors and the vote on substantially all other matters, including significant corporate actions.

Risks Related to our Management Arrangements

We depend on Tsakos Energy Management and TST to manage our business.

We do not have the employee infrastructure to manage our operations and have no physical assets. In common with industry practice, our subsidiaries own the vessels in the fleet and any contracts to construct new buildings. We have engaged Tsakos Energy Management to perform all our executive and management functions. Tsakos Energy Management employees directly provide us with financial, accounting, and other back-office services, including acting as our liaison with the New York Stock Exchange and the Bermuda Monetary Authority. Tsakos Energy Management, in turn, oversees and subcontracts part of commercial management (including treasury, chartering and vessel purchase and sale functions) and day-to-day fleet technical management, such as vessel operations, repairs, supplies and crewing, to TST. As a result, we depend upon the continued services provided by Tsakos Energy Management and Tsakos Energy Management depends on the continued services provided by TST.

We derive significant benefits from our relationship with Tsakos Energy Management and its affiliated companies, including purchasing discounts to which we otherwise would not have access. We would be materially adversely affected if any of Tsakos Energy Management or TST becomes unable or unwilling to continue providing services for our benefit at the level of quality, they have provided such services in the past and at comparable costs as they have charged in the past. If we were required to employ a ship management company other than Tsakos Energy Management or TST, we cannot offer any assurances that the terms of such management agreements would be on terms as favorable to the Company in the long term.

Table of Contents	21

Tsakos Energy Management and TST are privately held companies and there is little or no publicly available information about them.

The ability of Tsakos Energy Management and TST to continue providing services for our and our subsidiaries’ benefit will depend in part on their own financial strength. Circumstances beyond our control could impair their financial strength and because each of these companies is privately held, it is unlikely that information about their financial strength would become public. Any such problems affecting these organizations could have a material adverse effect on us.

Tsakos Energy Management has the right to terminate its management agreement with us and TST has the right to terminate their respective contracts with Tsakos Energy Management.

Tsakos Energy Management may terminate its management agreement with us at any time upon one year’s notice. In addition, if even one director were to be elected to our board without having been recommended by our existing board, Tsakos Energy Management would have the right to terminate the management agreement on 10 days’ notice. If Tsakos Energy Management terminates the agreement for this reason, we would be obligated to pay Tsakos Energy Management the present discounted value of all payments that would have otherwise become due under the management agreement until June 30 in the tenth year following the date of the termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by 10. A termination as of December 31, 2025, would have resulted in a payment of approximately $192.6 million. Tsakos Energy Management’s contracts with TST may be terminated by either party upon six months’ notice or would terminate automatically upon termination of our management agreement with Tsakos Energy Management.

Our ability to pursue legal remedies against Tsakos Energy Management and TST is very limited.

In the event Tsakos Energy Management breaches its management agreement with us, we or our subsidiaries could bring a lawsuit against it. However, because neither we nor they are ourselves party to a contract with TST, it may be difficult to sue TST for breach of their obligations under their contracts with Tsakos Energy Management, and Tsakos Energy Management may have no incentive to sue TST. Tsakos Energy Management is a company with no substantial assets and no income other than the income it derives under the management agreement with us. Therefore, it is unlikely that we or our subsidiaries would be able to obtain any meaningful recovery if we or they were to sue Tsakos Energy Management or TST on contractual grounds.

TST provides chartering services to other tankers and could experience conflicts of interests in performing obligations owed to us and the operators of other tankers.

In addition to the vessels that it manages for our fleet, TST technically manages a fleet of privately owned vessels and is available on occasion to provide similar management services to third-party clients. These vessels are operated by the same group of TST employees that manage our vessels, and we are advised that its employees manage these vessels on an “ownership neutral” basis; that is, without regard to who owns them. It is not impossible that TST, which provides chartering services for all TEN’s vessels, might allocate charter or spot opportunities to other managed vessels when our subsidiaries’ vessels are unemployed.

Clients of TST have acquired and may acquire additional vessels that may compete with our fleet.

TST and we have an arrangement whereby it affords us a right of first refusal on any opportunity to purchase a tanker which is 10 years of age or younger or contract to construct a tanker that is referred to or developed by TST. Were we to decline any opportunity offered to us, or if we do not have the resources or desire to accept it, other clients of TST might decide to accept the opportunity. In this context, TST clients have in the past acquired modern tankers and have ordered the construction of vessels. They may acquire or order tankers in the future, which, if we decline to buy from them, could be entered into charters in competition with our vessels. These charters and future charters of tankers by TST could result in conflicts of interest between their own interests and their obligations to us.

Our chief executive officer has affiliations with Tsakos Energy Management and TST which could create conflicts of interest.

Nikolas Tsakos is the chief executive officer and a director of our company and the director and sole shareholder of Tsakos Energy Management. Nikolas Tsakos is also the son of the founder of TST. These responsibilities and relationships could create conflicts of interest that could result in losing revenue or business opportunities or increase our expenses.

Table of Contents	22

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

During 2025, we paid dividends on our common shares totaling $1.10 per common share, or $33.14 million. Subject to the limitations discussed below, we currently intend to continue to pay cash dividends on our common shares and preferred shares. However, there can be no assurance that we will pay dividends or as to the amount of any dividend. The payment and the amount will be subject to the discretion of our board of directors and will depend, among other things, on restrictions contained in the Companies Act of 1981 of Bermuda, as amended, on our available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, including a prohibition of dividend distribution should there be an event of default in existence relating to any loan, as well as other relevant factors. In addition, dividends on our common shares are subject to the priority of our dividend obligations relating to our Series E and Series F Preferred Shares. We may have insufficient cash to pay dividends on or redeem our preferred shares or pay dividends on our common shares. Depending on our operating performance for a particular year, this could result in no dividend at all despite the existence of net income, or a dividend that represents a lower percentage of our net income.

Table of Contents	23

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

Our preferred shares are subordinated to all of our existing and future indebtedness. As of December 31, 2025, we had outstanding indebtedness, including our lease obligations and other financial liabilities, of approximately $1.9 billion. Our existing indebtedness restricts, and our future indebtedness may include restrictions on our ability to pay dividends to preferred stockholders. Our charter currently authorizes the issuance of up to 25 million preferred shares in one or more classes or series. Of these preferred shares, 13,506,906 preferred shares remain available for issuance as of March 30, 2026. The issuance of additional preferred shares on a parity with or senior to our outstanding preferred shares would dilute the interests of the holders of our exiting preferred shares and any issuance of preferred shares senior to or on a parity with our existing preferred shares or of additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our preferred shares. No provisions relating to our preferred shares protect the holders of our Series E and Series F Preferred Shares in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series E and Series F Preferred Shares.

Table of Contents	24

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

Table of Contents	25

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

Table of Contents	26

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

If we were treated as a passive foreign investment company (a “PFIC”) in any year, our U.S. shareholders would be subject to unfavorable U.S. federal income tax treatment. We do not believe that we were a PFIC in 2025 or that we will be a PFIC with respect to the current or any future year. However, PFIC classification is a factual determination made annually and we could become a PFIC if the portion of our income derived from bareboat charters or other passive sources were to increase substantially or if the portion of our assets that produce or are held for the production of passive income were to increase substantially. Moreover, the IRS may disagree with our position that time and voyage charters do not give rise to passive income for purposes of the PFIC rules. Accordingly, we can provide no assurance that we will not be treated as a PFIC for 2025 or for any future year. Please see “Item 10. Additional Information— Tax Considerations— United States federal income tax considerations—Passive Foreign Investment Company Considerations” herein for a description of the PFIC rules.

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

Item 4. Information on the Company

Tsakos Energy Navigation Limited is a leading provider of international seaborne crude oil and petroleum product transportation services. In 2007, it also started to transport liquefied natural gas. It was incorporated in 1993 as an exempted company under the laws of Bermuda under the name Maritime Investment Fund Limited and in 1996 was renamed MIF Limited. Our common shares were listed in 1993 on the Oslo Stock Exchange (OSE) and the Bermuda Stock Exchange, although we de-listed from the OSE in March 2005 due to limited trading. The Company’s shares are no longer actively traded on the Bermuda exchange. In July 2001, the Company’s name was changed to Tsakos Energy Navigation Limited to enhance our brand recognition in the tanker industry, particularly among charterers. In March 2002, we completed an initial public offering of our common shares in the United States and our common shares began trading on the New York Stock Exchange under the ticker symbol “TNP” until June 30, 2024 and under the ticker symbol “TEN” since July 1, 2024. Since incorporation, the Company has owned and operated 119 vessels and has sold 61 vessels (of which eight had been chartered back and five of these eventually repurchased at the end of their charters; three of which have since been sold again).

Our principal offices are located at 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece. Our telephone number at this address is +30 210 9407710. Our website address is http://www.tenn.gr.

For additional information on the Company, see “Item 5. Operating and Financial Review and Prospects.”

Business Overview

As of March 30, 2026, we operated a fleet of 56 modern crude oil and petroleum product tankers (including three vessels chartered-in) that provide world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. Our fleet also includes two LNG carriers (including one chartered-in vessel) and six suezmax shuttle tankers with advanced dynamic positioning technology (DP2), bringing our total operating fleet to 64 vessels representing approximately 8.0 million dwt.

Table of Contents	27

We believe that we have established a reputation as a safe, high-quality, cost-efficient operator of modern and well-maintained tankers. We also believe that these attributes, together with our strategy of proactively working towards meeting our customers’ chartering needs, has contributed to our ability to attract world-class energy producers as customers and to our success in obtaining charter renewals generating strong fleet utilization. Our fleet is managed by Tsakos Energy Management, a company owned by our chief executive officer. Tsakos Energy Management provides us with strategic advisory, financial, accounting, and administrative services, while subcontracting the commercial and technical management of our business to TST.

In its capacity as commercial manager, TST provides various services for our vessels, including charterer relations, obtaining insurance and vessel sale and purchase, supervising new building construction and vessel financing. Tsakos Energy Management subcontracts the technical and operational management of our fleet to Tsakos Shipping and Trading S.A. (“TST”). TST now manages the technical and operational activities of all of our operating vessels apart from the LNG carriers Maria Energy and Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the aframax tankers Maria Princess, DF Montmartre, DF Mystras, Alpes, Aspen, and the suezmax tankers Decathlon and Popi Sazaklis which are technically managed by non-affiliated ship managers. TST is based in Athens, Greece. TST manages our day-to-day vessel operations, including provision of supplies, maintenance and repair, and crewing. Our Chief Executive Officer is an officer, director and sole shareholder of Tsakos Energy Management, and the son of the founder of TST.

As of March 30, 2026, our operational fleet consisted of the following 64 vessels:

Number of Vessels	Vessel Type
3	VLCC
14	Suezmax
24	Aframax
2	Aframax LR2
9	Panamax LR1
2	Handysize MR1
2	MR
2	LNG carrier
6	Shuttle DP2
Total 64

Fourteen of the operating vessels are of ice-class specification. This fleet diversity, which includes several sister ships, provides us with the capability to be one of the more versatile operators in the market. The current operating fleet totals 8.0 million dwt, all of which are double-hulled. As of March 30, 2026, the average age of the tankers in our current operating fleet was 10.3 years, compared with the industry average of 14 years.

We believe the following factors distinguish us from other public tanker companies:

•	Modern, high-quality fleet. We own a fleet of modern, versatile, high-quality tankers that are designed for enhanced safety and low operating costs. Since inception, we have committed to investments of approximately $9.3 billion, including investments of approximately $7.5 billion in newbuilding constructions, in order to maintain and improve the quality of our fleet. We believe that increasingly stringent environmental regulations and heightened concerns about liability for oil pollution have contributed to a significant demand for our vessels by leading oil companies, oil traders and major government oil entities. TST, the technical manager of our fleet, has ISO 14001 environmental certification and ISO 9001 quality certification, ISO 45001 occupational health & safety certification and ISO 50001 energy management system certification, based in part upon audits conducted on our vessels and on technical manager’s management system.
•	Diversified fleet. Our diversified fleet, which includes VLCC, suezmax, aframax, panamax, handysize, MR tankers, LNG carriers and DP2 suezmax shuttle tankers, allows us to better serve our customers’ international petroleum product and crude oil and LNG transportation needs. Sixteen of our tankers are ice-class, so may access ice-bound ports depending on accumulation of brash ice. We entered the LNG market with the delivery of our first LNG carrier in 2007 and took delivery of a second LNG carrier in 2016 and the third LNG carrier in 2022, and entered into an agreement for the construction of an additional LNG carrier in 2026. We entered the shuttle tanker market with the delivery of our first two DP2 suezmax shuttle tankers Rio 2016 and Brasil 2014 in 2013 and took delivery of the third DP2 suezmax shuttle tanker, Lisboa, in 2017, the fourth DP2 suezmax shuttle tanker, Porto in 2022 and two additional DP2 suezmax shuttle tankers in 2025, and currently have ten additional shuttle tankers under construction with long-term employment arranged upon delivery.

•	Stability throughout industry cycles. Historically, we have employed a high percentage of our fleet on long and medium-term employment with fixed rates or minimum rates plus profit sharing agreements. We believe this approach has resulted in high utilization rates for our vessels, reflecting our industrial shipping model. At the same time, we maintain flexibility in our chartering policy to allow us to take advantage of favorable rate trends through spot market employment and contract of affreightment charters with periodic adjustments. Over the last five years, our overall average fleet utilization rate was 94.5%.

•	High-quality, sophisticated clientele. For 50 years, Tsakos entities have maintained relationships with and achieved acceptance by national, and other independent oil companies and refiners. Several of the world’s major oil companies and traders, including Equinor, BP, Exxonmobil, Flopec, Total, Petrobras, Chevron, Shell, Petrogal, Petronas, Unipec and Vitol are among the regular customers of Tsakos Energy Navigation.

Table of Contents	28

•	Leading offshore shuttle tanker platform. We have ten DP2 suezmax shuttle tankers under construction, each with long-term employment contracts, which together with our existing six DP2 suezmax shuttle tankers, position us as one of the largest shuttle tanker owners in the world. We believe we are well positioned to continue to capitalize on demand for offshore shuttle tanker transport because of our extensive relationships with existing customers, strong safety track record, superior technical management capabilities and financial flexibility.

•

Significant leverage from our relationship with TST. We believe the expertise, scale and scope of TST, are key components in maintaining low operating costs, efficiency, quality and safety. We leverage TST’s reputation and longstanding relationships with leading charterers to foster charter renewals.

As of March 30, 2026, our fleet consisted of the following 64 vessels:

Vessel	Year Built	Deadweight Tons	Year Acquired	Charter Type	Expiration of Charter	Hull Type(1)	Cargoes
VLCC
1. Hercules I (4)	2017	300,000	2017	time charter	Nov-26		Crude
2. Ulysses	2016	300,000	2016	time charter	Apr-26		Crude
3. Dias I (4)	2020	300,000	2022	time charter	Jan-28		Crude
SUEZMAX
1. Apollo Voyager (8)	2020	157,877	2020	bareboat charter	Sep-28		Crude
2. Artemis Voyager (7)	2020	157,877	2020	bareboat charter	Nov-28		Crude
3. Eurovision (4)	2013	157,803	2014	time charter	Sep-27		Crude
4. Euro (4)	2012	157,539	2014	time charter	May-26		Crude
5. Decathlon	2012	158,475	2016	spot	—		Crude
6. Spyros K (4)	2011	157,648	2011	time charter	Jun-26		Crude
7. Dimitris P (4)	2011	157,740	2011	time charter	Apr-26		Crude
8. Arctic (4) (2)	2007	163,216	2007	spot	—	ice-class 1A	Crude
9. Antarctic (4)(2)	2007	163,216	2007	time charter	Dec-26	ice-class 1A	Crude
10. Archangel (4)	2006	163,216	2006	time charter	May-26	ice-class 1A	Crude
11. Alaska (4)	2006	163,250	2006	time charter	May-26	ice-class 1A	Crude
12. Popi Sazaklis (4)	2018	156,900	2024	time charter	Jul-28		Crude
13. Dr Irene Tsakos (4)	2025	156,833	2025	time charter	Jun-30		Crude
14. Silia T.	2025	156,833	2025	time charter	Oct-28		Crude
SUEZMAX DP2 SHUTTLE
1. Lisboa	2017	157,000	2017	time charter	May-28		Crude/Products
2. Rio 2016	2013	155,708	2013	time charter	Oct-28		Crude/Products
3. Brasil 2014	2013	155,721	2013	time charter	Nov-28		Crude/Products
4. Porto	2022	154,500	2022	time charter	Oct-27		Crude/Products
5. Athens 04(9)	2025	154,350	2025	time charter	Apr-32		Crude/Products
6. Paris 24(9)	2025	154,350	2025	time charter	Aug-32		Crude/Products

Table of Contents	29

AFRAMAX
1. Caribbean Voyager (8)	2020	115,000	2020	bareboat charter	Jan-28		Crude
2. Mediterranean Voyager (8)	2019	115,000	2019	bareboat charter	Oct-27		Crude
3. Bergen TS (6)	2017	112,108	2017	time charter	Nov-26	ice-class 1B	Crude
4. Stavanger TS (3)	2017	113,004	2017	time charter	Sep-26	ice-class 1B	Crude
5. Oslo TS (6)	2017	112,949	2017	time charter	Nov-26	ice-class 1B	Crude
6. Marathon TS (7)	2017	113,651	2017	time charter	Mar-28	ice-class 1B	Crude
7. Sola TS (7)	2017	112,939	2017	time charter	May-28		Crude
8. Elias Tsakos (7)	2016	113,737	2016	time charter	Jun-27		Crude
9. Thomas Zafiras (7)	2016	113,691	2016	time charter	Sep-27		Crude
10. Leontios H (7)	2016	113,611	2016	time charter	Nov-27		Crude
11. Parthenon TS (7)	2016	113,554	2016	time charter	Dec-27		Crude
12. Sapporo Princess	2010	105,354	2010	spot	—	DNA	Crude
13. Uraga Princess	2010	105,344	2010	time charter	Jul-26	DNA	Crude
14. Asahi Princess	2009	105,372	2009	time charter	Jun-26	DNA	Crude
15. Maria Princess	2008	105,346	2008	spot	—	DNA	Crude
16. Sakura Princess (2)	2007	105,365	2007	spot	—	DNA	Crude
17. Alpes (4)	2018	112,505	2024	time charter	Jul-27	ice-class 1A	Crude
18. Aspen (4)	2019	112,900	2024	time charter	Dec-27	ice-class 1A	Crude
19. Promitheas	2006	117,055	2006	spot	—	ice-class 1A	Crude/Products
20. Propontis	2006	117,055	2006	spot	—	ice-class 1A	Crude
21. Njord DF (6)	2023	114,545	2023	time charter	Sep-28		Crude
22. Ran DF (6)	2023	114,575	2023	time charter	Oct-28		Crude
23. Chios DF (6)	2024	114,580	2024	time charter	Jan-29		Crude
24. Ithaki DF (6)	2024	114,598	2024	time charter	Jan-29		Crude
25. DF Montmartre	2023	109,999	2024	time charter	Aug-27		Crude
26. DF Mystras	2023	109,999	2024	time charter	Jul-27		Crude

Table of Contents	30

PANAMAX
1. Sunray (5)	2016	74,039	2016	time charter	Oct-26		Crude/Products
2. Sunrise	2016	74,043	2016	time charter	Nov-26		Crude/Products
3. World Harmony	2009	74,200	2010	time charter	Mar-27		Crude/Products
4. Chantal	2009	74,329	2010	time charter	Oct-26		Crude/Products
5. Selini (3)	2009	74,296	2010	time charter	Feb-27		Crude/Products
6. Salamina (3)	2009	74,251	2010	time charter	Oct-26		Crude/Products
7. Selecao	2008	74,296	2008	time charter	Apr-26		Crude/Products
8. Socrates	2008	74,327	2008	time charter	Apr-26		Crude/Products
9. Andes	2003	68,439	2003	time charter	Sep-26		Crude/Products
HANDYSIZE
1. Byzantion (3)	2007	37,275	2007	pool	—	ice-class 1B	Products
2. Bosporos (3)	2007	37,275	2007	pool	—	ice-class 1B	Products
MRs
1. Delos T	2026	50,479	2026	time charter	Jan-27		Crude/Products
2. Dion	2026	50,479	2026	time charter	Feb-27		Crude/Products
LNG
1. Tenergy (4)(2)	2022	93,649	2022	time charter	Jan-27		LNG
2. Maria Energy	2016	93,301	2016	time charter	Apr-38		LNG
Total Vessels	64	7,998,566

(1)	Ice-class classifications are based on ship resistance in brash ice channels with a minimum speed of 5 knots for the following conditions ice-1A: 1m brash ice, ice-1B: 0.8m brash ice, ice-1C: 0.6m brash ice. DNA- design new aframax with shorter length overall allowing greater flexibility in the Caribbean and the United States.

(2)	Vessels are chartered-in on a bare-boat basis by a subsidiary company. Vessel Sakura Princess until 2026, Arctic and Antarctic until 2026 and Tenergy until 2032.

(3)	49% of the holding company of these vessels is held by a third-party.

(4)	The charter rate for these vessels is based on a fixed minimum rate for the Company plus different levels of profit sharing above minimum rate, determined and settled on a calendar month basis.

(5)	These vessels are chartered under fixed and variable hire rates. The variable portion of hire is recognized to the extent the amount becomes fixed and determinable at the reporting date. Determination is every three months.

(6)	The charterer has the option to extend the term of the charter for one year.

(7)	The charterer has the option to extend the term of the charter for up to three additional years.

(8)	The charterer has the option to extend the term of the charter for up to four additional years.

(9)	The charterer has the option to extend the term of the charter for up to eight additional years.

Table of Contents	31

Our vessels under construction, as of March 30, 2026, consisted of the following:

Vessel	Expected Delivery	Shipyard	Deadweight Tons	Purchase Price(1) (in millions of U.S. dollars)	Charter Type	Expiration of Charter
VLCC
1. Hull 5531	Q4 2027	Hanwha Ocean Co., Ltd	320,000	128.77	—	—
2. Hull 5532	Q1 2028	Hanwha Ocean Co., Ltd	320,000	128.77	—	—
3. Hull 5535	Q2 2028	Hanwha Ocean Co., Ltd	320,000	128.77	—	—

LNG
1. Hull 3643	Q3 2028	Hyundai Heavy Industries Co	174,000	254.40	—	—

SUEZMAX DP2 SHUTTLE
1. Anfield (2)	Q3 2026	Samsung Heavy Industries Co	154,850	149.65	time charter	September 2036
2. Ipanemas DP	Q3 2027	Samsung Heavy Industries Co	154,650	148.94	bareboat charter	July 2042
3. Copa DP	Q4 2027	Samsung Heavy Industries Co	154,650	148.95	bareboat charter	December 2042
4. Selecao DP	Q1 2028	Samsung Heavy Industries Co	154,650	148.94	bareboat charter	March 2043
5. Maracana DP	Q2 2028	Samsung Heavy Industries Co	154,650	148.95	bareboat charter	June 2043
6. Leblon DP	Q3 2028	Samsung Heavy Industries Co	154,650	148.94	bareboat charter	August 2043
7. Hull 2738	Q3 2028	Samsung Heavy Industries Co	154,650	148.95	bareboat charter	August 2043
8. Hull 2739	Q4 2028	Samsung Heavy Industries Co	154,650	148.94	bareboat charter	October 2043
9. Hull 2740	Q4 2028	Samsung Heavy Industries Co	154,650	148.95	bareboat charter	November 2043
10. Hull 2741	Q4 2028	Samsung Heavy Industries Co	154,650	148.94	bareboat charter	December 2043

LNG
1. Hull 1623	Q2 2027	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd	75,000	57.26	—	—
2. Hull 0307383	Q3 2027	New Times Shipbuilding Co., Ltd	73,500	56.27	—	—
3. Hull 0307384	Q4 2027	New Times Shipbuilding Co., Ltd	73,500	56.27	—	—
4. Hull 0307385	Q3 2028	New Times Shipbuilding Co., Ltd	73,500	56.22	—	—
5. Hull 0307386	Q3 2028	New Times Shipbuilding Co., Ltd	73,500	56.22	—	—
			3,049,700	2,413

(1)	Including any extra costs agreed as of March 30, 2026
(2)	The charterer has the option to extend the term of the charter for up to ten additional years.

We have arranged charters starting from the delivery of our DP2 suezmax shuttle tankers for period of ten to fifteen years, excluding charterer options for extension. The new buildings are compliant with all classification requirements and prevailing environmental laws and regulations. TST works closely with the shipyards in the design of the new buildings and provides supervisory personnel present during the construction.

Fleet Deployment

Depending on management’s view of the state of the current spot market and future prospects for the market, we aim to optimize the financial performance of our fleet by deploying at least half of our fleet on either time charters or period employment with variable rates, as we take proactive steps to meet any potential negative impact of the expanding world fleet on freight rates. As at March 30, 2026, the percentage of the fleet that is in employment at fixed rates (including time charters with a profit share component) was 80%, which is higher compared to prior periods. If the prospects for the spot market appear to management to generate sustainable positive returns, management may decide to deploy immediately to the spot market vessels coming off time-charter. We believe that our fleet deployment strategy and flexibility provide us with the ability to benefit from increases in tanker rates while at the same time maintaining a measure of stability through cycles in the industry. The following table details the respective employment basis of our fleet during 2025, 2024 and 2023 as a percentage of operating days.

	Year Ended December 31,
Employment Basis	2025	2024	2023
Time Charter—fixed rate	59%	55%	46%
Time Charter—variable rate and pool	30%	27%	30%
Period employment coa at variable rates	—	2%	1%
Spot Voyage	11%	16%	23%
Total Net Earnings Days	21,777	20,924	20,903

Table of Contents	32

Tankers operating on time charters may be chartered for several months or years whereas tankers operating in the spot market typically are chartered for a single voyage that may last up to several weeks. Vessels on period employment at variable rates related to the market are operating under contract of affreightment for a specific charterer. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers operating on time charters generally provide more predictable cash flows. Accordingly, we actively monitor macroeconomic trends and governmental rules and regulations that may affect tanker rates in order to optimize the deployment of our fleet. As of March 30, 2026, our fleet has seven tankers operating on spot voyages and two tankers operating under pool arrangements.

We have also secured charters from the delivery of ten of our new buildings, our DP2 suezmax shuttle tankers, for periods from ten to fifteen years, excluding charterer options for extension. We have not yet arranged employment for our three VLCC tankers, five LR1 tankers and one LNG carrier under construction which are scheduled for delivery to us in the first, third and fourth quarter of 2027, and the third quarter of 2028.

Operations and Ship Management

Our operations

Management policies regarding our fleet that are formulated by our Board of Directors are executed by Tsakos Energy Management under a management contract. Tsakos Energy Management’s duties, which are performed exclusively for our benefit, include overseeing the purchase, sale and chartering of vessels, supervising day-to-day technical management of our vessels and providing strategic, financial, accounting and other services, including investor relations. Our tanker fleet’s technical management, including crewing, maintenance and repair, and voyage operations, have been subcontracted by Tsakos Energy Management to TST. Tsakos Energy Management also engages TST to arrange chartering of our vessels, provide sales and purchase brokerage services, procure vessel insurance, and arrange bank financing. The technical management of twelve vessels (four with Hyundai Ocean Services, one with International Tanker Management, one with Bernhard Schulte Shipmanagement, one with LSC and five with Wallem) was sub-contracted to third-party ship managers during 2025.

The following chart illustrates the management of our fleet as of December 31, 2025:

Technical management of the LNG carriers Maria Energy and Tenergy, the VLCCs Hercules I, Ulysses, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, Ise Princess (up to sale date July 14, 2025), Alpes, Aspen, DF Montmartre, DF Mystras, was sub-contracted to unaffiliated third-party ship managers.

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

The monthly fee may be adjusted annually in accordance with the terms of the agreement with Tsakos Energy Management, if both parties agree. On January 1, 2025, monthly fees increased to $31,000 from $30,000 for all conventional vessels, apart from the third-party managed vessels. Monthly fees for third-party managed vessels increased to $29,256 from $28,756 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $30,149 to $31,031, for LNG carriers Maria Energy increased to $47,068 from $45,858 and Tenergy to $38,833 from $37,500, for the aframax tanker Maria Princess from $30,149 to $31,031, and from $29,256 to $30,017 for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I increased to $29,208 from $28,708. For the aframax tankers Alpes, Aspen, and the suezmax Popi Sazaklis, monthly fees decreased to $28,750 from $29,280 and for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras decreased to $28,375 from $28,708 respectively.

Table of Contents	33

The management fee starts to accrue for a vessel at the point a new building contract is executed. To help ensure that these fees are competitive with industry standards, our management has periodically made presentations to our Board of Directors in which the fees paid to Tsakos Energy Management are compared against the publicly available financial information of other listed tanker companies. We paid Tsakos Energy Management aggregate management fees of $20.6 million in 2025, $19.9 million in 2024 and $19.5 million in 2023. From these amounts, Tsakos Energy Management paid a technical management fee to Tsakos Shipping and Trading. For additional information about the management agreement, including the calculation of management fees, see “Item 7. Major Shareholders and Related Party Transactions” and our consolidated financial statements which are included as Item 18 to this Annual Report.

Chartering. Our board of directors formulates with management our overall chartering strategy for our subsidiaries’ vessels and TST, under the supervision of Tsakos Energy Management, implements the strategy by:

•	evaluating the short, medium, and long-term opportunities available for each type of vessel;
•	balancing short, medium, and long-term charters to achieve optimal results for our fleet; and
•	positioning such vessels so that, when possible, re-delivery occurs at times when TST expects advantageous charter rates to be available for future employment.

TST utilizes the services of various charter brokers to solicit, research, and propose charters for our vessels. The charter brokers’ role involves researching and negotiating with different charterers and proposing charters to TST for cargoes to be shipped in our subsidiaries’ vessels. TST negotiates the exact terms and conditions of charters, such as delivery and re-delivery dates and arranges cargo and country exclusions, bunkers, loading and discharging conditions and demurrage. Tsakos Energy Management is required to obtain our approval for charters in excess of six months and is required to obtain the written consent of the administrative agents for the lenders under our secured credit facilities for charters in excess of thirteen months. There are frequently two or more brokers involved in fixing a vessel on a charter. Brokerage fees typically amount to 2.5% of the value of the freight revenue or time charter hire derived from the charters. A chartering commission of 1.25% is paid to TST for every charter involving the vessels in the fleet. The total amount paid for these chartering brokerage commissions was $9.4 million in 2025, $9.7 million in 2024 and $11.0 million in 2023. In addition, TST may charge a brokerage commission on the sale of a vessel. In 2025, the handysize tankers Aegeas, Andromeda, the aframax tanker Ise Princess and the suezmax tanker Pentathlon were sold and for this service TST charged $0.5 million, representing 0.5% of the sale price. In 2024, the suezmax tankers, Eurochampion 2004, Euronike, the aframax tankers Izumo Princess, Nippon Princess and the LNG carrier, Neo Energy were sold and for this service TST charged $1.2 million, representing 0.5% of the sale price. In 2023, six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and two handysize tankers Arion and Amphitrite were sold and for this service TST charged $0.8 million, representing 0.5% of the sale price. TST may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. In 2025, $1.0 million in aggregate was charged for supervision fees of the DP2 suezmax shuttle tankers Athens 04, Paris 24 and the suezmax tankers Dr Irene Tsakos and Silia T, which were delivered in the second, third and fourth quarter of 2025, respectively. In 2024, $1.0 million in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, which were delivered in the third and fourth quarter of 2023 and the first quarter of 2024, respectively. In 2023, $0.5 million in aggregate was charged for supervision fees of the LNG carrier, Tenergy and the DP2 shuttle tanker, Porto, which were delivered in the first and third quarter of 2022, respectively.

TST supervises the post fixture business of our vessels, including:

•	monitoring the daily geographic position of such vessels in order to ensure that the terms and conditions of the charters are fulfilled by us and our charterers;
•	collection of monies payable to us; and
•	resolution of disputes through arbitration and legal proceedings.

In addition, TST appoints superintendents to supervise the construction of new buildings and the loading and discharging of cargoes when necessary.

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

Table of Contents	34

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

TST performs the technical management of the vessels under the supervision of Tsakos Energy Management. Tsakos Energy Management approves the appointment of fleet supervisors and oversees the establishment of operating budgets and the review of actual operating expenses against budgeted amounts. Technical management of the LNG carriers Maria Energy, Tenergy, the VLCCs Hercules I, Ulysses, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, and the aframax tankers Maria Princess, Ise Princess (up to the sale on July 14, 2025), Alpes, Aspen, DF Montmartre and DF Mystras are subcontracted to unaffiliated third-party ship managers.

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

Table of Contents	35

Customers

Several of the world’s major oil companies are among our regular customers. The table below shows the approximate percentage of revenues we earned from some of our customers in 2025.

Customer	Year Ended December 31, 2025
Equinor	16.78%
Exxonmobil	12.12%
CSSA	11.75%
Flopec	6.15%
Petrobras	5.36%
Trafigura	4.35%
Galp	4.26%
BP Shipping	4.11%
Chevron	4.09%
Pisco	3.59%
Petco	3.26%
Shell	3.09%
Vitol	2.91%
Mercuria	2.19%
Aramco	1.88%
Unipec	1.87%
Repsol	1.84%
Maersk Pool	1.40%
BPPNA	0.86%
RWE	0.83%

Regulation

A. Context

Our business and the operation of our vessels are significantly affected by government regulation in the form of international conventions and national, state and local laws and regulations in force in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws, and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price and/or the useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of doing business and which may have a material adverse effect on our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, certificates, and financial assurances with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses, certificates and financial assurances required for the operation of our vessels will depend upon a number of factors, we believe that we have been and will be able to obtain all permits, licenses, certificates and financial assurances material to the conduct of our operations. Our vessels may also be subject to regulation by way of taxes or financial payments for liability, in relation to emissions, for example.

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

Table of Contents	36

i. MARPOL Annex I

On January 1, 2007, Annex I of MARPOL was revised to incorporate all amendments since the MARPOL Convention entered into force in 1983 and to clarify the requirements for new and existing tankers.

Regulation 12A of MARPOL Annex I came into force on August 1, 2007 and governs oil fuel tank protection. The requirements apply to oil fuel tanks on all ships with an aggregate capacity of 600 cubic meters and above which are delivered on or after August 1, 2010, and all ships for which shipbuilding contracts were placed on or after August 1, 2007. Since March 1, 2018, Form B of the Supplement to the International Oil Pollution Prevention Certificate contained in MARPOL Annex I has been amended to simplify its completion with respect to segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers of 20,000 tons deadweight or more constructed after 1982. From 1 July 2024 amendments to MARPOL Annex I introduced Regulation 43A prohibits the use and carriage for use as fuel of heavy fuel oil by ships operating in Arctic waters, subject to limited transitional exemptions and flag-State waivers until 1 July 2029.

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

iii. MARPOL Annex VI

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It set limits on sulfur oxide and nitrogen oxide (“NOx”) emissions from ship exhausts and prohibited deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also included a global cap on the sulfur content of fuel oil and allowed for the designation of special areas known as Emission Control Areas (“ECAs”) where more stringent controls on sulfur emissions would apply (discussed below in "IMO Emission Control Areas"). Annex VI has been ratified by the vast majority of IMO member states. All vessels subject to Annex VI and built after May 19, 2005 must carry an International Air Pollution Prevention (“IAPP”) Certificate evidencing compliance with Annex VI. In October 2008, the Marine Environment Protection Committee (“MEPC”) of the IMO adopted amendments to Annex VI regarding particulate matter, NOx and sulfur oxide emissions standards. These amendments, which entered into force in July 2010, seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which were fully phased in at the beginning of 2020, and by establishing three tiers of NOx emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in ECAs. The U.S. ratified the amendments in October 2008. Annex VI was implemented in the U.S. through the Act to Prevent Pollution from Ships (“APPS”). Annex VI, APPS and implementing regulations promulgated by the U.S. Environmental Protection Agency (“EPA”) under the Clean Air Act (“CAA”) impose engine-based and fuel-based standards that apply to U.S. flagged ships wherever located, and to non-U.S. flagged ships operating in U.S. waters, as well as ships operating within the 200 nautical mile border around the U.S., including the North American ECA and the U.S. Caribbean ECA, which encompasses waters around Puerto Rico and the U.S. Virgin Islands. The APPS statute requires engine manufacturers, owners and operators of vessels, and other persons to comply with Annex VI of MARPOL. The EPA and the U.S. Coast Guard (the “USCG”) enforce these requirements pursuant to authority under APPS, the CAA and a 2011 Memorandum of Understanding between the EPA and the USCG setting forth the terms by which the EPA and the USCG mutually cooperate in enforcement and implementation.

Amendments to Annex VI to address greenhouse gas (“GHG”) emissions from shipping came into force on January 1, 2013. Newbuild vessels of 400 tons or greater are required to meet minimum energy efficiency levels per capacity mile (the Energy Efficient Design Index (“EEDI”)), while existing vessels were required to implement Ship Energy Efficiency Management Plans (“SEEMPs”). Amendments and guidelines to both EEDI and SEEMP have since been introduced, including but not limited to the 2022 Guidelines on survey and certification of EEDI, and the 2024 Guidelines for the development of a SEEMP. All our vessels have SEEMPs. The EEDI requirements do not apply to a liquefied natural gas (“LNG”) carrier unless the construction contract for the carrier was placed on or after September 1, 2015. Our LNG carriers comply with EEDI requirements as indicated in the vessels International Energy Efficiency ("IEE") Certificate. Implementing the requirements of Annex VI may require modifications to vessel engines or the addition of post combustion emission controls, or both, as well as the use of lower sulfur fuels. In April 2016, the IMO adopted an amendment to Annex VI regarding requirements for recording operational compliance with NOx Tier III ECAs (discussed in further detail below), and a further amendment to the NOx Technical Code 2008 to facilitate the testing of gas and dual fuel engines. This amendment entered into force on September 1, 2017. Further amendments to the Code came into force on 1 October 2020, governing electronic record books and certification requirements for SCR (selective catalytic reduction) systems. Further amendments to the Nox Technical Code 2008 were adopted at MEPC 83, relating to the use of multiple engine operational profiles for a marine diesel engine, and certain points regarding certification of engines, which are expected to come into force in 2027 and 2026 respectively. We believe that maintaining compliance with Annex VI will not have a significantly adverse financial impact on the operation of our vessels.

Table of Contents	37

Further amendments to Annex VI of MARPOL were adopted by the MEPC in October 2016, as subsequently further amended. Beginning on January 1, 2019 Regulation 27 of chapter 4 of Annex VI added a requirement for ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil used as well as other specified data. The collection method should be set out in the SEEMP and this information must be submitted to the flag state after the end of each calendar year. The flag state in turn must submit data to an IMO Ship Fuel Oil Consumption Database (“IMO DCS”). Other regulations were amended to cater to this new requirement, including those related to certificates, surveys and port state control. Amendments to Appendix IX of Annex VI, which entered into force on 1 August 2025, added to data reporting requirements under IMO DCS, including: fuel oil consumption while the ship is not under way by fuel oil type, and installation of any innovative technology, which changes are also reflected in the 2024 Guidelines for the development of a SEEMP (as concerns Part II, relating to the ship's Fuel Oil Consumptions Data-Collection Plan).

The MEPC also adopted amendments to Annex VI setting the global limit for sulfur content of ships’ fuel oil to 0.50% mass by mass (“m/m”) as opposed to the former global limit of 3.5% m/m. The new sulfur limit entered into effect on January 1, 2020. From March 1, 2020, ships were not permitted to transport fuels containing more than 0.50% m/m sulfur content for use on board, regardless of whether a ship is operating outside a designated ECA, unless the ship has an approved exhaust cleaning system ("EGCS") or “scrubber” fitted (see also discussion of IMO Emission Control Areas below). This impacts on the rates to be achieved (eg scrubber premium) for vessels, as vessels that are scrubber fitted may be able to achieve higher charter rates. It is not expected that compliance with such regulations will have a material effect on the operation or financial viability of our business. Amendments to Annex VI of MARPOL came into force on April 1, 2022, changing the required procedure in Regulation 14 for sampling and verification of the sulfur content of in-use and on-board fuel oil and installation of on-board sampling point or points for in-use fuel. There are other jurisdictions which regulate the sulphur content of fuel used on board.

From April 1, 2022, changes to the reporting requirements on the vessel's required and attained EEDI values contained in what is now Regulation 22, brought forward the effective date of phase 3 requirements to 2022 for several ship types including gas carriers and LNG carriers. New ships built from April 1, 2022, are required to be significantly more energy efficient than the baseline.

On November 1, 2022, new amendments to Annex VI of MARPOL, adopted by the MEPC at its 76th session, entered into force. The amendments impose mandatory short-term goal based technical and operational measures designed to reduce the carbon intensity of international shipping, in line with the IMO's revised strategy on the reduction of GHG emissions from ships as adopted on July 7, 2023 which incorporates targets for net-zero GHG emissions from international shipping by or around 2050 and indicative achievement check-points by at least 20% reduction by 2030 and at least 70% reduction by 2040 (compared to 2008 levels) the reduction of carbon intensity of international shipping by at least 40% by 2030 (compared to 2008 levels) and the uptake of at least 5% of the international shipping with zero or near-zero GHG emission technologies, fuels and/or energy sources by 2030. The short-term GHG reduction measures include the Energy Efficiency Existing Ship Index (EEXI) and the Carbon Intensity Indicator (CII). The EEXI effectively extends design requirements under the EEDI to all cargo and cruise ships above 400 GT falling under Annex VI (including tankers and LNG carriers). The vessel's EEXI technical file (proving that the vessel meets the required attained EEXI value) was required to be approved at the vessel's first annual survey after January 2023. The Carbon Intensity Indicator (CII) is an operational efficiency performance rating that is given to all cargo and cruise ships above 5,000 GT falling under Annex VI. The CII rating relates to the carbon intensity of a vessel's operations. Vessels require a new SEEMP Part III that measures the vessel's CII and sets a mandatory annual CII target to be attained via operational compliance steps. The CII metric for calculating a vessel's annual operational carbon intensity is the annual efficiency ratio ("AER"), which considers a vessel's total CO2 emissions over the vessel's total distance sailed (as deadweight ton miles). A ship's carbon intensity is rated by performance level A (best – major superior) to E (worst – inferior) which is recorded on the SEEMP. If a ship is rated D for three consecutive years or E for one year, it will have to submit a corrective action plan describing how it will achieve rating C or better. Administrations, port authorities and other stakeholders are encouraged by the MEPC to provide incentives to ships rated A or B. The MEPC has commenced a formal review of the effectiveness of these requirements, with Phase 1 of the review completed at MEPC 83 in April 2025 and further amendments under consideration. A review of regulations relating to both CII and EEXI was commenced at MEPC 82 in October 2024. As a result, the full financial impact of complying with these measures is still evolving and subject to further regulatory refinement.

Forthcoming IMO Mid-Term GHG Measures

The International Maritime Organization (IMO) is in the process of developing mid-term measures aimed at reducing greenhouse gas (GHG) emissions from international shipping. Key initiatives under consideration include market-based mechanisms such as carbon levy and a global fuel standard. Once implemented, these measures are expected to influence operational costs and could drive a transition toward lower-emission fuels and more energy-efficient vessel operations. The finalization of these regulations is anticipated in the coming years, signaling a significant shift in the regulatory landscape for the maritime sector.

Table of Contents	38

iv.	Convention on Facilitation of International Maritime Traffic (“FAL”)

In April 2016, a revised annex to the Convention on Facilitation of International Maritime Traffic (“FAL”) was adopted by the IMO. It contains revised mandatory requirements for the electronic exchange of information on cargo and crew. This electronic exchange of information was mandatory beginning April 8, 2019, with a transition period of no less than 12 months. Other revised standards cover discrimination in respect to shore leave and access to shore-side facilities and updates to recommended practice in relation to stowaways. The revised annex entered into force on January 1, 2018. We comply with these regulations. In May 2022, the IMO's Facilitation Committee adopted amendments to FAL which entered into force on January 1, 2024. These amendments make it mandatory for public authorities to establish, maintain and use single window systems for the electronic exchange of information required on arrival, stay and departure of ships in ports. Public authorities must combine or coordinate the electronic transmission of the data to ensure that information is submitted or provided only once and re-used to the maximum extent possible. The updated annex to the FAL Convention requires Contracting Governments and their relevant public authorities to allow ships and ports to remain fully operational during a public health emergency of international concern (PHEIC), in order to maintain complete functionality of global supply chains to the greatest extent possible. Public authorities are also required to designate port workers and ships' crew as key workers (or equivalent), regardless of their nationality or the flag of their ship, when in their territory. In March 2023, the IMO's Facilitation Committee adopted amendments to FAL which entered into force on January 1, 2025. The amendments affect the Recommended Practice 7.11 and focus on addressing the need to combat illicit activities in national facilitation programs.

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

vi.	International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“ICG Code”) and others

In addition, our LNG carriers meet IMO requirements for liquefied gas carriers including those contained in the International Code for the Construction and Equipment of Ships carrying Liquefied Gases in Bulk (“IGC Code”), the Existing Ships Carrying Liquefied Gases in Bulk (“EGC Code”) and the Code of the Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (“IGC Code”). In order to operate in the navigable waters of the IMO’s member states, liquefied gas carriers must have an IMO Certificate of Fitness demonstrating compliance with construction codes for liquefied gas carriers. These codes, and similar regulations in individual member states, address fire and explosion risks posed by the transport of liquefied gases. Collectively, these standards and regulations impose detailed requirements relating to the design and arrangement of cargo tanks, vents, and pipes; construction materials and compatibility; cargo pressure; and temperature control. In December 2024, the IMO Maritime Safety Committee adopted amendments to chapter 6 of the IGC Code which set out updated requirements for metallic materials used in cargo tanks on LNG carriers. These amendments are expected to enter into force in 2026. Liquefied gas carriers are also subject to international conventions that regulate pollution in international waters and a signatory’s territorial waters. Under the IMO regulations, gas carriers that comply with the IMO construction certification requirements are deemed to satisfy the requirements of Annex II of MARPOL applicable to transportation of chemicals at sea, which would otherwise apply to certain liquefied gases. With effect from January 1, 2007, the IMO revised the Annex II regulations that restrict discharges of “noxious liquid substances” during cleaning or de-ballasting operations. The revisions include significantly lower permitted discharge levels of noxious liquid substances for vessels constructed on or after the effective date, made possible by improvements in vessel technology. These discharge requirements apply to the Company’s LNG carriers. Since January 1, 2021, Annex II MARPOL has imposed stricter controls on the discharge of noxious liquid substances residues in specified areas (Northwest European waters, Baltic Sea area, Western European waters and the Norwegian Sea). In these areas prewash and discharge to a port reception facility are required for cargo residues and tank washings containing persistent floating products (for example, certain vegetable oils and paraffin-like cargoes).

vii.	International Code of Safety for Ships Using Gases or Other Low-flashpoint Fuels (“IGF Code”)

Our dual fuel (DF) tankers meet IMO requirements of the IGF Code, which stands for the International Code of Safety for Ships Using Gases or Other Low-flashpoint Fuels. Our DF vessels have been constructed and meet, apart from SOLAS and MARPOL requirements, the requirements of the IGF Code, including amendments that entered into force on January 1, 2026. The latest amendments to the IGF Code introduce enhanced safety requirements for ships using gases or other low-flashpoint fuels. The amendments also strengthen provisions relating to fuel containment and supply systems, fire safety, pressure relief arrangements, risk assessment and hazardous area classification. Crew onboard these vessels are also certified with the additional STCW requirements.

Table of Contents	39

viii.	MARPOL Annex V

On January 1, 2013, MARPOL Annex V regulations came into force with regard to the disposal of garbage from ships at sea. These regulations prohibit the disposal of garbage at sea other than certain defined permitted discharges or when outside one of the MARPOL Annex V “special areas” in which, for reasons relating to their oceanographical and ecological condition and/or their sea traffic, the adoption of special mandatory methods for the prevention of sea pollution is required. Under MARPOL, these special areas are provided with a higher level of protection than other areas of the sea. These areas are the: (i) Mediterranean Sea; (ii) Baltic Sea; (iii) Black Sea; (iv) Red Sea; (v) Gulfs area; (vi) North Sea; (vii) Antarctic Sea; (viii) Wider Caribbean region including the Gulf of Mexico and the Caribbean Sea; and (ix) the Gulf of Aden (MEPC 381(80). The regulations do not only impact the disposal of “traditional garbage” but also the disposal of harmful hold washing water and cargo residues. Products considered suitable for discharge are those not defined as harmful by the criteria set out in MARPOL Annex III and which do not contain carcinogenic, mutagenic or reprotoxic components. We have a protocol in place to ensure that (i) garbage is disposed of in accordance with the Annex V regulations and that the vessels in our fleet maintain records showing that any cleaning agent or additive used was not harmful to the marine environment and (ii) the supplier provides a signed and dated statement to this effect, either as part of a Material Safety Data Sheet (“MSDS”) or as a stand-alone document. Our protocol addresses the Annex V special areas and we do not consider them likely to adversely affect our ability to operate our vessels.

In October 2016, the IMO adopted amendments to Annex V which place responsibility on shippers to determine whether or not their cargo is hazardous to the marine environment (with such categorization to be carried out in accordance with the UN Globally Harmonized System of Classification and Labelling of Chemicals) and introduced a two-part garbage record book which splits cargo residues from garbage other than cargo residues. These amendments entered into force on March 1, 2018. This requirement was extended in December 2022 to vessels of 100 gross tonnage or above and less than 400 gross tonnage. At MEPC 79, it was agreed that every ship of 100 gross tonnage and above and every ship which is certified to carry 15 or more persons engaged in voyages to ports or offshore terminals under the jurisdiction of another Party to the MARPOL Convention and every fixed or floating platform shall be provided with a Garbage Record Book, in support of the IMO's commitment to addressing marine plastic litter from ships and the UN 2030 Sustainable Development Goal 14. We have policies and procedures in place to ensure compliance with these amendments to Annex V.

The technical managers of our fleet vessels have established, implemented, and continue to maintain procedures as well as health, safety, environmental, and energy programs in alignment with the applicable ISO standards, such as ISO 9001, 14001, 45001, and 50001. These efforts aim to ensure regulatory compliance, drive continual improvement in health, safety, environmental, and energy performance, eliminate accidents, and minimize environmental impact.

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

The operation of our vessels is also affected by the requirements set forth in the IMO’s International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”) which came into effect in relation to oil tankers in July 1998 and has since been supplemented by additional mandatory requirements, including the integration of cyber risk management into Safety Management Systems from January 1, 2021. The ISM Code requires ship owners, ship managers and bareboat (or demise) charterers to develop and maintain an extensive “safety management system” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner, ship manager or bareboat charterer to comply with the ISM Code may subject that party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, some ports. All technical managers and vessels in our fleet are certified in accordance with the International Safety Management (ISM) Code. New guidelines on maritime cyber risk management were published in April 2025.

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

Table of Contents	40

SOLAS Regulation II-2/4 has been amended to require that ships carrying oil fuel shall prior to bunkering with fuel be provided with a declaration signed and certified by the fuel oil supplier's representative that the oil fuel supplied is in conformity with regulation SOLAS II.2/4.2.1 and with the test method used for determining the flashpoint. These amendments came into effect on January 1, 2026. SOLAS Regulations II-2/4.5 and II-2/11.6 have been amended to clarify the provisions relating to the secondary means of venting cargo tanks in order to ensure adequate safety against over and under pressurization. SOLAS Regulation II-2/20 relating to the performance of ventilation systems was also amended. These changes apply to all tankers constructed on or after January 1, 2017. All of our tankers constructed on or after January 1, 2017 comply with, and our new buildings will meet, these requirements.

SOLAS Regulation II-2 10.10.1 and 10.10.3 were amended and required ships constructed on or after July 1, 2014 to be fitted with the following by July 1, 2019: a) compressed air breathing apparatus fitted with an audible alarm and a visual or other device which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters; and b) a minimum of two two-way portable radiotelephone apparatus for each fire party for fire-fighter’s communication. The two-way portable radiotelephone apparatus must be explosion-proof or intrinsically safe. Fire parties are individuals or groups listed on the muster list. All our vessels comply with these requirements.

Performance standards for Enhanced Group Call (“EGC”) and NAVTEX Equipment have also been amended. Such equipment installed after July 1, 2019 must comply with SOLAS IV/7 and SOLAS IV/14. Amendments to SOLAS Regulations III/3 and III/20 entered into force on January 1, 2020. From this time, all ships must comply with requirements for maintenance, thorough examination, operational testing, overhaul and repair of lifeboats and rescue boats, launching appliances and release gear contained in SOLAS Chapter III. Amendments to SOLAS Regulation II-1/3-8 requiring appropriate and safe-to-use designs of mooring arrangements, introduction of a maintenance and inspection regime and proper documentation entered into force on January 1, 2024. In addition, amendments to parts B-1, B-2 and B-4 of SOLAS chapter II-1 related to watertight integrity requirements entered into force on January 1, 2024.

Amendments to SOLAS chapters II-1, III, IV and V, and the appendix (Certificates), to the 1988 SOLAS Protocol, the 1994 and 2000 HSC Codes, the 1983 and 2008 SPS Codes and the and the 1979, 1989 and 2009 MODU Codes have been adopted to complete modernization of the Global Maritime Distress and Safety System ("GMDSS") and to enable use of modern communication systems in future, as well as amendments to existing related resolutions, such as on performance standards for equipment. Amendments to the 1978 SOLAS Protocol concerning the Form of Safety Equipment Certificate for Cargo Ships applied from January 1, 2026, ensuring harmonization with SOLAS as a result of the GMDSS modernization. Furthermore, amendments to parts A and A-1 of the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (IGF Code) have been made which relate to loading limits for liquefied gas fuel tanks, amongst other things. Amendments have also been made regarding the protection of fuel supply for liquefied gas fuel tanks, in order to prevent explosions. Further amendments to the IGF Code entered into force from January 1, 2026 for ships using natural gas as fuel and related to the requirements for metallic materials used in fuel tanks. Amendments to SOLAS chapter V on mandatory reporting of lost containers entered into force on 1 January 2026. A new SOLAS regulation II-1/3-13 also has requirements for the application, design and construction, operation, inspection, testing and maintenance of onboard lifting appliances and anchor handling winches. Further amendments to SOLAS Regulation V/19, the 1978 SOLAS Protocol and the 1988 SOLAS Protocol require containerships and bulk carriers of 3,000 gross tonnage and upwards constructed on or after 1 January 2026 to be fitted with an electronic inclinometer, or other means, to determine, display and record the ship's roll motion. Amendments to SOLAS Chapter II-2 and the 1994 and 2000 International Code of Safety for High-Speed Craft (HSC Code) prohibit the use or storage of extinguishing media containing perfluorooctane sulfonic acid (PFOS). This applies to ships/high-speed craft constructed on or after 1 January 2026. All ships constructed before 1 January 2026 shall comply with the ban not later than the date of the first survey on or after 1 January 2026. Further amendments to SOLAS Chapter II-2 introduce new requirements to adequately protect ships from the fire hazards in vehicle, special category and ro-ro spaces, and weather decks intended for the carriage of vehicles.

xi. International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”)

The International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW Convention”) and its associated Code was amended in June 2010 (the “Manila Amendments”) with such amendments entering into force on January 1, 2012, with a five-year transitional period until January 1, 2017. As of 2018 all seafarers are required to meet the STCW standards and be fully certified in accordance with the revised STCW amendments. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. From January 1, 2017, all of our crew's STCW Convention certificates have been issued, renewed and revalidated in accordance with the provisions of the Manila Amendments. Amendments to the Seafarers' Training, Certification and Watchkeeping Code (STCW) Code, that aim to prevent and respond to violence and harassment in the maritime sector and outline new mandatory minimum requirements for basic training and entered into force on 1 January 2026.

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

Table of Contents	41

xiii. Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the "Hong Kong Convention")

The Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships, 2009 (the Hong Kong Convention) entered into force on 26 June 2025. Regulations in the Convention cover: the design, construction, operation and preparation of ships for recycling in a safe and environmentally manner; the operation of ship recycling facilities; and the establishment of an enforcement mechanism for ship recycling as well as certification and reporting requirements. To comply with the Hong Kong Convention, ships must keep on board an Inventory of Hazardous Materials that is prepared, verified and updated in line with IMO guidelines. The IMO MEPC has adopted various guidelines relating and ancillary to the Hong Kong Convention.

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

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third-party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. TST and Tsakos Energy Management would not qualify as “third-parties” because they perform under contracts with us. OPA 90 follows a “polluter pays” principle, and as such, the responsible party is liable for damages under OPA 90 up to statutory liability limits. OPA 90 does allow the responsible party to recover against a third-party based on contractual indemnity or via contribution.

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

OPA 90 incorporates limits on the liability of responsible parties for a spill. OPA 90 adjusts the limits of liability, based on increases in the Consumer Price Index (“CPI”) at least every three years. As of February 28, 2026, the limits of liability for a double-hulled tanker over 3,000 gross tons are currently the greater of $2,500 per gross ton or $21,521,000.

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

Table of Contents	42

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

iii. The U.S. Clean Water Act of 1972 (“CWA”)

U.S. Clean Water Act. The U.S. Clean Water Act of 1972 (“CWA”) prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90. Additionally, the CWA provides for the potential application of civil or criminal penalties for a pollution incident

Under EPA regulations, vessels have historically been required to obtain CWA permits for the discharge of ballast water and other substances incidental to normal operation in U.S. territorial or inland waters. Commercial vessels greater than 79 feet in length were required to obtain coverage under the National Pollutant Discharge Elimination System (“NPDES”) Vessel General Permit (the “VGP”) by submitting a Notice of Intent (a “NOI”). The most recent VGP (the “2013 VGP”) became effective in December 2013 and expired on December 18, 2018; however, its provisions remain in force pending implementation of a new regulatory framework, as described below. The 2013 VGP requires vessel owners and operators to comply with a range of best management practices, reporting, record keeping and other requirements for a number of incidental discharge types and incorporates current USCG requirements for ballast water management, as well as supplemental ballast water requirements. The 2013 VGP also includes ballast water numeric discharge limits and best management practices for certain discharges. The USCG and the EPA have entered into a memorandum of understanding providing for collaboration on enforcement of the VGP requirements, and the USCG routinely includes VGP compliance as part of its Port State Control inspections.

On December 4, 2018, the Vessel Incidental Discharge Act (“VIDA”) was enacted, establishing a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the U.S. Environmental Protection Agency (“EPA”) to develop national standards of performance for such discharges and the U.S. Coast Guard (“USCG”) to promulgate corresponding regulations governing implementation, compliance and enforcement.

On October 9, 2024, the EPA finalized its rule establishing Vessel Incidental Discharge National Standards of Performance (“VID NSP Rule”), which sets technology-based and best management practice requirements applicable to a broad range of incidental discharges, including ballast water, bilge water, deck runoff and graywater. The rule entered into force on November 8, 2024; however, it is not yet enforceable. Under VIDA, the EPA standards will only become effective once the USCG adopts implementing regulations.

The USCG is currently developing these implementing regulations, which are expected to address compliance procedures, monitoring, certification, equipment approvals and enforcement. Under the statutory framework, the USCG has up to two years from the EPA’s promulgation of the standards to finalize such regulations; however, the timing of final adoption remains uncertain.

Until the USCG implementing regulations are finalized and become effective, vessels remain subject to the existing regulatory regime, including the requirements of the 2013 VGP, USCG ballast water management regulations and applicable state and local requirements. Once the USCG regulations enter into force, the VIDA framework will replace the current VGP regime and is expected to establish a more uniform, technology-based national system for regulating vessel incidental discharges.

We comply with the VGP and related recordkeeping requirements. While we do not currently expect compliance with these requirements to have a material impact on our operations, the transition to the VIDA framework may require operational adjustments, additional compliance procedures and, potentially, capital expenditures, the extent of which remains uncertain pending final USCG rulemaking.

In August 2021, a federal court in California ordered the EPA to update its regulations regarding the use of chemical dispersants in offshore oil spill response. Revised regulations were published in the Federal Register on June 12, 2023 and became effective on December 11, 2023.

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

Table of Contents	43

c.	IMO Emission Control Areas.

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

Pursuant to MEPC 82 (held in December 2024): (6) the Canadian Arctic Emission Control Area and (7) the Norwegian Sea (as each defined in MARPOL) were designated as ECAs, with the amendments entering into force on March 1, 2026; NOx Tier III requirements apply from that date, while SOx and particulate-matter fuel limits apply from March 1, 2027. To comply with said limits, MARPOL Annex VI allows the vessel's Administration (aka flag state) to allow the use of any "fitting, material, appliance or apparatus to be fitted in a ship …" so long as at least as effective in terms of emissions reductions as those requirements, including EGCS (aka scrubbers). The 2021 EGCS Guidelines set out criteria in relation to permissible EGCS. Individual jurisdictions also regulate the use of EGCS which vary (for example from July 1, 2025, the use of open-loop scrubbers is prohibited in certain Danish coastal waters, and the use of EGC systems is restricted within Dubai territorial waters).

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

Tier III standards apply to marine diesel engines that are installed on ships which operates in any so-called Nox Tier III emission control area. These areas are: the North American ECA and the United States Caribbean ECA (for qualifying ships constructed on or after 1 January 2016), the Baltic Sea ECA and the North Sea ECA (for qualifying ships constructed on or after 1 January 2021), the Canadian Arctic ECA (for qualifying ships with keels laid on or after January 1, 2025, effective from March 1, 2026), and the Norwegian Sea Emission Control Area (for qualifying ships with building contracts placed on or after March 1, 2026, or, in the absence of a contract, keels laid on or after September 1, 2026, or delivered on or after March 1, 2030) (Resolution MEPC 392(82)).Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (“SCR”).

Table of Contents	44

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

In December 2022, the MEPC adopted amendments to Annex V making it mandatory to include the flashpoint of fuel oil or a statement that the flashpoint has been measured at or above 70˚C in the BDN. This amendment entered into force on 1 May 2024. At its 80th session, MEPC approved new unified interpretations to Regulations 18.5 and 18.6 of MARPOL Annex VI confirming that the BDN is acceptable in either hard copy or electronic format.

d.	Other international regulations

i.	International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea ("HNS Convention")

HNS Convention. Our vessels also may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, created in 1996 and as amended by the Protocol adopted in April 2010 (as amended, the “HNS Convention”) if it enters into force. The HNS Convention would create a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover an incident

In recent years, a number of States, including several European Union Member States, have taken steps toward ratification of the 2010 HNS Protocol, reflecting ongoing international efforts to bring the Convention into force.

To date, however, the HNS Convention has not yet met the conditions required for entry into force. These conditions include ratification or accession by a minimum number of States, as well as the satisfaction of specified thresholds relating to the reporting of contributing cargo. As a result, the timing of the Convention’s entry into force remains uncertain.

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

Table of Contents	45

e.	European Union Initiatives (and equivalent UK legislation)

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

The Council of the EU has approved the implementation of its 2013 strategy for integrating maritime transport emissions into the EU’s GHG reduction policies, and Regulation (EU) 2015/757 of the European Parliament and of the Council on the monitoring, reporting and verification of carbon dioxide (“CO2”) emissions from maritime transport was adopted on April 29, 2015. From January 1, 2018, it obliges owners of vessels over 5,000 gross tons to monitor emissions for each ship on a per voyage and annual basis, this has now been extended to general cargo ships between 400 and 5,000 gross tonnage, and offshore ships of 400 gross tonnage and above. There are provisions for monitoring, reporting and verifying (“MRV”) of CO2 emissions from vessels using EU ports, to apply from January 1, 2018. From 2025, by 31 March each year all ships above 400 gross tons, regardless of flag, calling at EU ports must submit a verified emissions report annually to the European Commission and the vessel’s flag state. From 2019, by June 30 each year vessels must carry a valid Document of Compliance (“DOC”) confirming compliance with Regulation (EU) 2015/757 for the prior reporting period. This DOC must be made available for inspection at EU ports. From 1 January 2024, vessels are now also required to monitor and report methane and nitrous oxide emissions in line with an updated monitoring plan. Individual Member States have started to introduce CO2 emissions legislation for vessels. The French Transport Code has required vessel operators to record and disclose the level of CO2 emitted during the performance of voyages to or from a destination in France since October 1, 2013. From 1 January 2025, the scope of the EU MRV regulation was extended to general cargo ships between 400 and 5,000 gross tonnage, and offshore ships of 400 gross tonnage and above.

Table of Contents	46

ii.	UK MRV

On 31 January 2020, the UK withdrew from the EU. A transition period applied until 31 December 2020, during which EU law continued to apply in the UK. Since then, the UK has had a new relationship with the EU based on the EU-UK Trade and Cooperation Agreement.

On 16 July 2020, the European Commission published a notice to stakeholders that explained the impact of the UK’s withdrawal from the EU associated with the EU monitoring, reporting and verification of emissions data for shipping. Based on this the Regulation EU 2015/757 on Monitoring, Reporting and Verification of Carbon Dioxide (CO2) Emissions from Maritime Transport would no longer apply to the UK but operators will still need to collect data on voyages between the UK and EEA and vice-versa for input into the existing EU MRV regime.

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

Moreover, as a result of the UK’s withdrew from the EU, the UK Emissions Trading Scheme (UK ETS) replaced the UK’s participation in the European Union Emissions Trading Scheme on January 1st, 2021. The UK ETS aims to incorporate the maritime sector from 2026, as detailed below. If the UK ETS extension to maritime (as detailed below) comes into force, the UK MRV requirements would be replaced by the UK ETS requirements for monitoring reporting and verification obligations.

iii.	UK ETS

The UK ETS is set to be extended to apply to the maritime sector. The UK ETS came into force on 1 January 2021, covering operators carrying out listed activities in relation to certain stationary installations and aviation, by way of the Greenhouse Gas Emissions Trading Scheme Order 2020. It replaced the UK's participation in the EU ETS post-Brexit, and established a national cap-and-trade system for the reporting of emissions from listed, in-scope activities in the UK. UK ETS in-scope operators must, on an annual basis, surrender allowances ("UKAs") equal to in-scope emissions, which have been reported and verified in accordance with UK ETS, where one UKA represents the right to emit 1 tonne of carbon dioxide equivalent. The extension of UK ETS to include maritime activities would be made by way of The Greenhouse Gas Emissions Trading Scheme (Amendment) (Extension to Maritime Activities) Order 2026 (draft 2026 Order), amending the Greenhouse Gas Emissions Trading Scheme Order 2020. If approved, it will introduce a new Schedule 2A to the Greenhouse Gas Emissions Trading Scheme Order 2020, alongside some other amendments to existing text.

Per the draft 2026 Order, the UK ETS extension to maritime would apply to maritime activities from 1 July 2026, to ships of 5,000GT and above. It would cover 100% of GHG emissions including carbon dioxide, methane and nitrous oxide emissions, from combustion or slippage relating to maritime activities. The definition of maritime activities covers in-port activities and domestic voyages of passenger and cargo ships at relevant ports of call, as detailed further in the legislation. However, in relation to voyages undertaken between Northern Ireland and Great Britain in either direction, the surrender requirement would only apply to 50% of emissions arising from such voyages. All in port emissions within UK ports of call from in-scope ships (whether travelling domestically or internationally) would be included. The responsible entity for compliance would be the ship's registered owner, unless the ship's ISM Document of Compliance Holder has assumed responsibility by way of legally binding written agreement to the satisfaction of the UK regulator. Maritime Operators would be assigned to a UK Regulator based on the location of their place of residence or registered address. The Environment Agency would have regulatory responsibility for those Maritime Operators with a non-UK registered address.

Under the UK ETS, a Scheme Year would run for the calendar year from 1 January until 31 December annually (except the first year, which would run from 1 July 2026 until 31 December 2026). Maritime Operators must apply to the regulator for an Emissions Monitoring Plan (EMP). Based on the requirements of the EMP, Maritime Operators would be obliged to submit a verified Annual Emissions Report (AER) by 31st March in the calendar year following each Scheme Year, and to surrender UKAs corresponding to 100% of verified emissions from Maritime Activities within 30 April of the calendar year following each Scheme Year. For 2026 only, there would be an extension of time until the surrender deadline, meaning there would be a "double-surrender" deadline for UKAs on 30th April 2028, for both Scheme Years 2026 and 2027. There is a civil penalty scheme under the UK ETS. Penalties range from mandatory penalties, including for failure to surrender sufficient allowances (an "Excess emissions penalty"), to discretionary penalties for failing to monitor and report emissions (respectively) and for breaching provisions governing emissions monitoring plans.

iv. The European Green Deal and the European Union's Fit for 55 Package

The European Green Deal, details of which were issued in December 2019, included proposals to include emissions from the shipping sector into the EU Emissions Trading System (“ETS”). In July 2021, the European Climate Law, which sets out a proposed framework to implement the EU’s aim of being climate neutral by 2050, entered into force. According to Directive (EU) 2018/2001 of the European Parliament and of the Council of 11 December 2018 on the promotion of the use of energy from renewable sources, in order to mainstream the use of renewable energy in the transport sector, t In July 2021, the EU Commission submitted its 'Fit for 55' package, consisting of several legislative proposals to ensure EU legislation is in line with the EU's climate goals under the European Green Deal.

Table of Contents	47

•	EU Emissions Trading Scheme Directive ("EU ETS")

The amended EU ETS Directive has applied to cargo and passenger ships of 5,000GT and above since January 1, 2024, and applies to 100% of carbon emissions from voyages between EU ports and 50% of carbon emissions from voyages between an EU port and a non-EU port. The EU ETS is a 'cap and trade' system, where participants purchase allowances via an auction process (or via allocation free of charge – although this does not apply to the maritime sector), for the purpose of retiring sufficient allowances each year to comply with EU ETS. Surplus allowances can be traded with other participants on a secondary market. An allowance entitles the holder to emit one tonne of CO2 and each year participants must surrender the requisite amount of allowances corresponding to their verified annual of qualifying emissions (monitored, reported and verified in accordance with the EU MRV (which was also amended in 2023) for the previous reporting calendar year or face paying a financial penalty plus the balance of outstanding allowances. The responsible party is obliged to surrender allowances in accordance with a phase in period: 40% in 2025 for verified emissions relating to the reporting period of 2024, 70% in 2026 for verified emissions relating to the reporting period of 2025 and 100% in 2027 (and every year after) for verified emissions relating to the reporting period of 2026. However, from 2026 qualifying GHG emissions include nitrous oxides and methane in addition to carbon emissions. It is important to note that the EU ETS provides for means by which the party responsible for compliance costs (which is usually the shipowner, but may be another entity that has assumed responsibilities under the ISM Code and to whom responsibility under EU ETS has been mandated in writing) can request reimbursement from those entities who, pursuant to an underlying physical contract, have contracted to purchase and supply fuel to the vessel or otherwise have assumed operational control of the ship, such as the charterers, for costs in relation to compliance with the EU ETS. We are taking steps to comply with the EU ETS and are continuing to comply with the EU MRV. It is not expected that compliance with such regulations will have a material effect on the operation or financial viability of our business as we are seeking to pass on the costs of EU ETS compliance to charterers under contractual arrangements, especially on the vessels under time charters. From 2027 EU ETS will be expanded to include offshore ships of 5,000GT and above, and inclusion of offshore and general cargo ships of 400 - 5,000GT are to be considered as part of the review of EU ETS to take place by 2026. In December 2025, Commission Implementing Decision (EU) 2025/2452 was published, amending Implementing Decision (EU) 2024/411 to update the list of shipping companies and their designated administering authorities under the EU ETS for maritime transport. The updated list, which entered into force on 28 December 2025 and takes effect from 1 January 2026, ensures that each shipping company subject to EU ETS obligations is correctly assigned to the relevant national competent authority for compliance and enforcement purposes.

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

To facilitate compliance, between 31 March and 30 April FuelEU Maritime allows companies to make use any of three flexibility mechanisms (and more than one, where compatible): (1) borrowing (whereby Deficit Vessels may borrow compliance surplus from the following Reporting Period, in exchange for a multiplier to the Compliance Deficit in the year from which Surplus was borrowed); (2) banking, where by compliant Vessels ("Surplus Vessels"), may transfer any excess positive balance ("Compliance Surplus"), for use in the next Reporting Period; and (3) pooling, whereby Surplus Vessels can transfer Compliance Surplus to Deficit Vessels, subject to certain requirements, and ensuring that the pool formed, as a whole, is compliant.

Unlike EU ETS, no direct statutory recourse exists for the company against time charterer (or other entity ultimately responsible for the purchase of the fuel or commercial operation of the ship), under FuelEU Maritime. Instead, if the company wishes to pass costs of FuelEU Maritime down to the operator of the vessel, this must be achieved by contractual arrangements (in both time and voyage charterparties), requiring (in most cases) amendments to contracts. Compliance with such regulations have and we expect to continue to have a substantial impact on the operation or financial viability of our business. Commission Implementing Regulation (EU) 2025/1127 was published in the Official Journal on 10 June 2025 and establishes the list of neighbouring container transhipment ports under FuelEU Maritime.

Table of Contents	48

EU Corporate Sustainability Reporting Directive (CSRD)

The CSRD entered into force in January 2023. It updates and amends various corporate reporting requirements already in place in EU legislation, to expand their scope to sustainability reporting. The scope of CSRD includes EU and non-EU companies (large and SMEs) listed on EU-regulated markets, Large EU public interest entities, as well as non-EU companies which have large or listed subsidiaries in the EU/EU branch or significant activity in the EU. The CSRD applies in waves, with the first (largest) companies required to publish reports in 2025 for FY 2024. Other companies to which the CSRD applies are required to report in the following years.

EU Corporate Sustainability Due Diligence Directive (CSDDD)

The CSDDD establishes a corporate due diligence duty which requires companies to identify and address potential and actual adverse human rights and environmental impacts in the company’s own operations and those of their subsidiaries. The CSDDD applies to a company's upstream and downstream activities, meaning that the human rights and environmental impacts in its value chain need to be reported. It is set to apply to companies from 26 July 2028 in a gradual phased-in approach.

Omnibus Package – Proposed changes to EU legislation

There have been recently proposed changes to EU CSRD and CSDDD under the EU's Omnibus Package, which would come into force within the next few years if adopted. These have not yet been adopted, but, if adopted could result in significant changes to the scope and structure of these pieces of legislation.

v. Vessel Recycling Regulations

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

From December 31, 2020, the Ship Recycling Regulation requires vessels flying the flag of EU Member States to maintain detailed records of hazardous materials on board, with some materials such as asbestos being restricted or prohibited. This obligation extends to all non-EU flagged vessels calling at a port or anchorage in an EU Member State. A certified inventory of hazardous materials (“IHM”) first requires a survey carried out by the shipowner or a hazardous materials experts, and then the relevant flag state administration to issue a statement of compliance to the vessel after verifying the IHM. The IHM is subject to periodic checks during renewal surveys every five years and during port state control inspections. The European Ship Recycling Regulation also requires EU-flagged vessels to be scrapped only in approved recycling facilities and grants an EU Member State the right to detain, dismiss or exclude non-compliant vessels from their ports or offshore terminals. Amendments to the European Ship Recycling Regulation with regard to electronic reporting were made in 2018. Further minor amendments were made in 2024. On 19 February 2025, the EU Commission published the results of its first evaluation of the Shipping Recycling Regulation to the EU Council and Parliament. The report noted that the Regulation was largely consistent with the Hong Kong Convention but recognized the need to streamline reporting and certification requirements to avoid any unnecessary administrative burden arising from the co-existence of the Ship Recycling Regulation and the Hong Kong Convention.

Table of Contents	49

f.	Other Environmental Initiatives

i.	International Convention on Civil Liability for Oil Pollution Damage, 1969 as amended ("CLC")

Many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (“CLC”), and the International Convention on the Establishment of an International Fund for Compensation for Oil Pollution Damage of 1971, as amended (“Fund Convention”). The U.S. is not a party to these conventions. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The liability regime was increased (in limit and scope) in 1992 by the adoption of Protocols to the CLC and Fund Convention which became effective in 1996. The Fund Convention was terminated in 2002, but the Supplementary Fund Protocol was adopted in 2003 and entered into force in March 2005. The liability limit in the countries that have ratified the 1992 CLC Protocol is tied to a unit of account which varies according to a basket of currencies. Under an amendment to the 1992 CLC Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons, liability is limited to approximately $6.3 million plus approximately $0.9 million for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $126.0 million. As the Convention calculates liability in terms of IMF Special Drawing Rights, these figures are based on currency exchange rates on March 31, 2026. From May 1998, parties to the 1992 CLC Protocol ceased to be parties to the CLC due to a mechanism established in the 1992 CLC Protocol for compulsory denunciation of the “old” regime; however, the two regimes will co-exist until the 1992 CLC Protocol has been ratified by all original parties to the CLC. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 CLC Protocol where the spill is caused by the owner’s intentional or reckless conduct. The 1992 CLC Protocol channels more of the liability to the owner by exempting other groups from this exposure. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. P&I Clubs will cover the liability under the plan adopted by IMO.

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

Table of Contents	50

iii.	IMO International Convention for the Control and Management of Ships’ Ballast Water and Sediments ("BWM Convention")

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The BWM Convention entered into force on September 8, 2017. Under the BWM Convention, all ships in international traffic are required to manage their ballast water on every voyage by either exchanging it or treating it using an approved ballast water treatment system. All ships have to carry an approved Ballast Water Management Plan and a Ballast Water Record Book, and all ships of 400 gross tons and above have to be surveyed and issued with an International Ballast Water Management Certificate. The BWM Convention sets out two standards of compliance, D1 and D2. The D1 standard requires ships to exchange ballast water in open seas away from coastal areas. The D2 standard in Regulation D-2 of the BWM Convention outlines the standard that ballast water treatment systems must meet. The standards involve maximum levels of certain microorganisms, such as plankton and intestinal enterococci, for given amounts of ballast water. All ships must maintain the D1 standard until required to comply with the D2 standard. All ships constructed after entry into force of the BWM Convention (September 8, 2017) will have to be compliant on delivery with the D2 standard. Existing ships are required to be compliant with the D2 standard by their first International Oil Pollution Prevention (“IOPP”) renewal survey on or after September 8, 2017. Ships constructed before September 8, 2017 are required to comply with the D2 standard at the first IOPP renewal survey on or after September 8, 2019. All ships were required to have installed a ballast water treatment system compliant with the D2 standard by September 8, 2024. The IOPP renewal survey refers to the renewal survey associated with the IOPP Certificate required under MARPOL Annex I. The BWM Convention does not apply to ships not carrying ballast water, domestic ships, ships that only operate in waters under the jurisdiction of one party to the BWM Convention and on the high seas, warships, naval auxiliary or other ships owned or operated by a state, or permanent ballast water in sealed tanks on ships. Furthermore, flag administrators may issue exemptions from the BWM Convention for ships engaged on occasional or one-off voyages between specified ports or locations, or ships that operate exclusively between specified ports or locations, such as ferries. Amendments to the BWM Convention came into force on June 1, 2022. These include changes to the form of the IBWM certificate and rules requiring commissioning testing of ballast water management systems at the ship's initial survey or during an additional survey for retrofits. This test is required before the BWM certificate for D-2 is issued, but does not apply to ships that already have a certified ballast water management system installed.

Resolution MEPC.369(80) entered into force on 1 February 2025. The resolution amends Appendix II (Form of Ballast Water Record Book) to the BWM Convention. Under these amendments, ships are required to use a revised ballast water record book format to document ballast water operations. The updated format introduces standardized codes intended to improve the clarity and consistency of records relating to ballast water management operations and related scenarios.

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

Table of Contents	51

g.	Regulations

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

iii. IMO Maritime Safety Committee (MSC 107)

In 2023, the IMO Maritime Safety Committee (MSC 107) adopted initial amendments to the Polar Code, along with related changes to SOLAS. These amendments introduce new safety and voyage planning requirements for, among others, cargo ships between 300 and 500 GT operating in polar waters. The amendments entered into force on January 1, 2026.

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

Table of Contents	52

iii. Chinese local Regulations

From January 1, 2019, vessels must switch to fuel with a sulfur content not exceeding 0.5% prior to entering China’s territorial sea. From March 1, 2020 vessels in Chinese waters must not carry fuel oil with a sulfur content exceeding 0.5%. From July 1, 2019, vessels other than tankers capable of receiving shore power must use shore power whilst in China’s coastal and inland ECAs (the Yangtze and Xi Jiang Rivers) if berthing for more than 3 hours and 2 hours, respectively. While in China’s coastal and inland ECAs, vessels may not discharge effluent from open loop exhaust gas cleaning systems. From January 1, 2020, vessels entering China’s inland ECAs must use fuel with a sulfur content not exceeding 0.1% while operating within the inland ECA. From January 1, 2022, vessels must use fuel with a sulfur content not exceeding 0.1% while operating within the Hainan Coastal ECA. Ships of over 400 gross tons or more calling at a port in China must report the energy consumption data of their last voyage to the China Maritime Safety Administration before leaving port.

iv. Taiwanese local Regulations

From January 1, 2019, ships not fitted with scrubbers are required to burn fuel with a sulfur content not exceeding 0.5% when entering Taiwan’s international commercial port areas.

v.	The Paris Agreement

In December 2015, representatives of 195 countries met at the Paris Climate Conference (“COP 21”) and adopted a universal and legally binding climate deal commonly known as the Paris Agreement. The Paris Agreement contemplates commitments from each nation party thereto to take action to reduce GHG emissions and limit increases in global temperatures but did not include any restrictions or other measures specific to shipping emissions. The governments agreed to the goal of keeping the increase in global average temperature to below 2 degrees Celsius and to aim, if possible, to limit the increase to 1.5 degrees Celsius. Governments also agreed to reconvene every 5 years to reassess the targets. Governments will be required to report to each other on their progress and the steps they have taken to reach their targets. The Paris Agreement came into force on November 4, 2016, and as of 27 January 2026, there are 194 Parties to the Paris Agreement. On June 1, 2017, the U.S. President announced that the U.S. intended to withdraw from the Paris Agreement. On November 4, 2019, the U.S. submitted formal notification of its withdrawal from the Paris Agreement, which took effect on November 4, 2020. On February 19, 2021, the U.S. re-entered the Paris Agreement. On 20 January 2025, the U.S. President signed an Executive Order recommencing withdrawal of the United States from any commitment made under the UNFCCC (including the Paris Agreement). Under the Paris Agreement the United States' withdrawal became effective one year from notification by the US Ambassador to the United States, on the 27 January 2026. With growing pressure being placed on the IMO to implement measures to aid the objectives agreed at the COP 21, the shipping industry has been subject to further regulation as a result of COP 21 and subsequent COP meetings. This has included initiatives from both the shipping industry and national governments, such as the Call to Action for Shipping Decarbonization (which more than 200 companies has signed), the Clydebank Declaration for Green Shipping Corridors (signed by over 20 countries) and the proposal from the International Chamber of Shipping for an IMO Maritime Research Fund to invest in research and development of zero-carbon technologies for ships.

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

vii. IMO Marine Environment Protection Committee (MEPC) meetings

A follow-up program approved by the MEPC in October 2018 is intended to act as a three-stage planning tool in meeting the timelines identified in the initial strategy. The January 1, 2019, amendments to Regulation 22A (now Regulation 27) of chapter 4 of MARPOL Annex VI, discussed above, requiring ships of 5,000 gross tons and above to collect consumption data for each type of fuel oil they use, are part of these initiatives. Chapter 4 of MARPOL Annex VI imposes mandatory operational and technical carbon intensity requirements upon qualifying ships to reduce the carbon intensity of international shipping, as discussed above, which are part of these initiatives. There have also been proposals for a form of emissions levy or tax, with the funds raised being used to support either development of new emissions reducing technologies and alternative fuels or a climate change mitigation fund for vulnerable countries. A number of proposals were discussed at MEPC77 in November 2021 and were referred to the Intersessional Working Group on Reduction of GHG Emissions from Ships for further review. This Intersessional Working Group met in December 2022 and established a Working Group on Reduction of GHG emissions from ships (the "Working Group"). The Working Group committed to a strengthened level of ambition for the IMO's revised Strategy for Reduction of GHG Emissions from Ships by MEPC 80. The MEPC also invited and encouraged voluntary action plans and cooperation to contribute to reducing GHG emissions from ships. The present United States administration has abandoned net zero policies. COP29 was held in Baku in November 2024 followed by MEPC 82 in October 2024 and MEPC 83 in April 2025, at which further progress was made on the development of the IMO net-zero framework. This was subsequently advanced at the second extraordinary session of the MEPC, held from October 14 - 17, 2025, during which the Committee considering draft amendments to MARPOL Annex VI establishing the IMO Net-Zero Framework (details of which are included in this document, under the relevant headings), but this was adjourned to allow further work towards consensus. The Company is monitoring these developments and their potential impact.

Table of Contents	53

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

Also adopted at MEPC 81 were amendments to MARPOL Protocol 1 in relation to the reporting of lost containers, together with related SOLAS chapter V amendments, such as, requiring the master of ships involved in loss of freight container incidents to communicate with the nearest coastal State and flag State about the incident.

MEPC 81 also adopted amendments to regulation 13.2.2 of MARPOL Annex VI on a marine diesel engine replacing a steam system, which came into force on August 1, 2025.

At MEPC 82 (as referred to above) further progress was made, including: the production of a draft IMO net-zero framework (see further below) to be used at future talks, the scheduling of Intersessional Work Group meetings ISWG-GHG 18 and 19 (see further below) to discuss the IMO's mid-term measures. Other key points from MEPC 82 included commencement of review of the EEXI and CII regulations, adoption of the 2024 Guidelines for the development of a SEEMP, adoption of Guidelines on recommendatory Black Carbon emission measurement, monitoring and reporting and approval of draft amendments to appendix IX of MARPOL Annex VI, among others.

At MEPC 83, the Committee finalised and approved the draft legal text for the "IMO Net-Zero Framework" (alongside other points mentioned elsewhere). The adoption of the corresponding draft amendments to MARPOL Annex VI was considered at the extraordinary session of the MEPC held from October 14 to 17, 2025, but was adjourned to allow further work towards consensus.

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

Substantial progress on the development of the MTMs was made at MEPC 82, held from 30 September to 4 October 2024, where the Committee produced draft legal text for the IMO Net-Zero Framework, including proposed amendments to MARPOL Annex VI.

Further development of the candidate MTMs ahead of MEPC 83 was undertaken by the Intersessional Working Group on Reduction of GHG Emissions from Ships (ISWG-GHG 18) in February 2025, followed by ISWG-GHG 19, held on March 31 and April 1, 2025, which further refined draft amendments to MARPOL Annex VI for consideration by MEPC 83.

At its twentieth session (ISWG-GHG 20), held from October 20 to 24, 2025, the Working Group continued technical work on guidelines supporting the proposed MTMs under the IMO Net-Zero Framework, including the operation of the global fuel standard and the GHG emissions pricing mechanism. The discussions focused on draft guidance relating to GHG fuel-intensity calculation and compliance, fuel certification and life-cycle assessment, and institutional arrangements linked to the economic element.

The MTMs were approved in principle as a proposed new Chapter 5 to MARPOL Annex VI, entitled the ‘IMO Net-Zero Framework’, at MEPC 83 in April 2025. The adoption of the corresponding draft amendments to MARPOL Annex VI was considered at the extraordinary session of the MEPC held from October 14 to 17, 2025, but was adjourned to allow further work towards consensus. (as mentioned above).

ix. The LCA Guidelines (Guidelines on life cycle GHG intensity of marine fuels)

As mentioned above, the LCA Guidelines were adopted at MEPC81 in March 2024, replacing the earlier LCA Guidelines adopted at MEPC 80. The Guidelines provide a framework to assess the GHG intensity of all possible marine fuels and energy carriers, on a WtW basis, in relation to carbon dioxide, methane and nitrous oxide emissions.

The LCA Guidelines (1) include default emission factors, and a methodology for using actual emission factors (subject to third-party verification and certification), and (2) introduce the concept of a Fuel Lifecycle Label to collect relevant information (including fuel type, pathway code, blend and lower calorific value) and convey sustainability certification.

x. Low Carbon Global Industry Alliance

On June 29, 2017, the Low Carbon Global Industry Alliance (the “GIA”) was officially inaugurated. The GIA is a public-private industry alliance originally established under the Global Environment Facility–United Nations Development Programme (GEF-UNDP-IMO GloMEEP Project)to support shipping, and related industries, as they move towards a low carbon future. The GIA includes members including, but not limited to, shipowners, operators, classification societies, technology providers, fuel suppliers and ports, who collaborate on the development and dissemination of energy-efficiency and low-carbon solutions for shipping. Following completion of the GloMEEP Project in December 2019, the GIA was re-established and continues to operate under the framework of IMO GreenVoyage2050, which has been extended through to 2030.

Table of Contents	54

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

Certain countries (including certain regions of Ukraine, Russia, Belarus, Cuba, Iran and North Korea), entities and persons are targeted by economic sanctions and embargoes imposed by the United States, the EU and other jurisdictions, and a number of those countries, currently Cuba, North Korea and Iran, have been identified as state sponsors of terrorism by the U.S. Department of State. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities or persons and the scope of activities they subject to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. In particular, sanctions imposed in relation to the Russian invasion of Ukraine have created significant disruptions in the global economy and in the shipping industry.

While it is difficult to estimate the impact of the conflict and current or future sanctions on our business and financial position, these events and related sanctions could adversely impact our operations. In recent years, economic sanctions were imposed by the United States, the EU, the United Kingdom and a number of other countries on Russian financial institutions, businesses and individuals, as well as certain regions within the Donbas and Luhansk regions of Ukraine. Certain of these sanctions have targeted Russia’s usage of and participation in maritime shipping. For example, the United Kingdom and the EU have introduced export restrictions, which capture the provision of maritime vessels and supplies to or for use in Russia. They have also imposed restrictions on providing financing, financial assistance, technical assistance and brokering or other services that would further the provision of vessels to or for use in Russia, including the provision of maritime navigation goods. Import bans of Russian energy products, such as coal, crude oil and refined petroleum products, and commodities, such as coal, iron, steel, plastics, cement and agricultural products including potash and fertilizer, have also been introduced by a number of jurisdictions. In addition, the United States has seized vessels suspected of violating sanctions. Countries, such as Canada, the United Kingdom and the EU, have also broadly prohibited Russian-affiliated vessels from entering their waters and/or ports. In light of the current regulatory and economic environment in the region, certain vessel operators have temporarily suspended shipping routes to and from Russia or have declined to engage in business with Russian-affiliated entities.

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

Table of Contents	55

Between January 1, 2025, and March 30, 2026, the Company’s vessels made 3,150 port calls around the world, none of which were found to have breached any sanctions regulations.

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

Competition

We operate in markets that are highly competitive and where no owner controlled more than 5% of the world tanker fleet as of March 30, 2026. Ownership of tankers is divided among independent tanker owners and national and independent oil companies. Many oil companies and other oil trading companies, the principal charterers of our fleet, also operate their own vessels and transport oil for themselves and third-party charterers in direct competition with independent owners and operators. We compete for charters based on price, vessel location, size, age, condition, and acceptability of the vessel, as well as our reputation as a tanker operator and our managers reputation for meeting the standards required by charterers and port authorities. Currently we compete primarily with owners of tankers in the ULCCs, VLCCs, suezmax, DP2 suezmax shuttle tankers, aframax, panamax, MR and handysize class sizes, and we also compete with owners of LNG carriers.

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

Properties

We operate out of Tsakos Energy Management offices in the building also occupied by TST at Megaron Makedonia, 367 Syngrou Avenue, Athens, Greece.

Item 4A. Unresolved Staff Comments

None.

Table of Contents	56

Item 5. Operating and Financial Review and Prospects

Company Overview

As of March 30, 2026, the fleet consisted of 64 double-hull vessels with an average age of 10.3 years, comprised of 56 conventional tankers, two LNG carriers and six DP2 suezmax shuttle tankers providing world-wide marine transportation services for national, major and other independent oil companies and refiners under long, medium and short-term charters. We also have ten DP2 suezmax shuttle tankers, five LR1 tankers, three VLCC tankers and one LNG carrier under construction with expected deliveries in 2026, 2027, and 2028. The current operational fleet consists of three VLCCs, twenty suezmaxes (including six DP2 suezmax shuttle tankers), twenty-four aframaxes, two aframax LR2s, nine panamax LR1s, two MRs, two handysize tankers and one LNG carrier. All vessels are owned by our subsidiaries, other than two suezmax tankers, one aframax tanker and one LNG carrier, which are bareboat chartered-in by our subsidiaries. The charter rates that we obtain for these services are determined in a highly competitive global tanker charter market. The tankers operate in markets that have historically exhibited both cyclical and seasonal variations in demand and corresponding fluctuations in charter rates. Tanker markets are typically stronger in the winter months because of increased oil consumption in the northern hemisphere. In addition, unpredictable weather conditions in the winter months in various regions around the world tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities. Changes in the availability of vessel supply are also a contributing factor in affecting the cyclicality and overall volatility present in the tanker sector which is reflected both in charter rates and asset values.

Results from Operations—2025

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

In 2025, the various geopolitical incidents around the world and in particular the ongoing war between Russia and Ukraine and the various hostilities in the Middle East continued to positively impact the Company as the shifts in trade flows and the severe sanctions imposed by the Western world on Russian seaborne petroleum cargoes remained unabated.

The sanctions introduced by the United States, the European Union and others, including the United Kingdom, to penalize the Russian government for its aggression against Ukraine, unintentionally created structural changes in the seaborne transportation of oil with possible long-lasting effects. In particular, Europe, a major recipient of Russian oil over the years, replaced Russian oil imports with barrels from far away distances like the USA, Guyana, West Africa, and the Middle East, creating therefore a positive ton-mile impact, as vessels remained engaged and unavailable for new cargoes for longer periods, which positively influenced freight rates.

The instability in the Middle East which impacted shipping markets since October 2023, and resulted in attacks on merchant ships in the Red Sea by the Houthi rebels during 2024, even though somewhat subsided after the temporary ceasefire between Israel and Hamas in January 2025, remained prevalent as a threat with many companies, including TEN, continuing to avoid the transit and seeking alternative routes - via the Cape of Good Hope- further increasing ton-miles.

While it is impossible to predict how geopolitical events, particularly those involving Russia, China and Iran, will unfold especially in light of the February 28, 2026 attacks on Iran with the “unofficial” closure of the Strait of Hormuz by the Islamic Revolutionary Guard Corps (IRGC), we expect that the rerouting of cargos will continue. Currently it is estimated that approximately 250 oil tankers are stranded in the Persian Gulf creating an international tonnage shortage and therefore the need from various importing nations, particularly in Asia, to source oil from elsewhere intensifies. The result of this has been a material elevation in spot rates which are expected to remain at high levels for as long as such transit disruptions remain.

According to the International Energy Agency (IEA), global oil demand reached a record 103.9 million barrels per day in 2025 and is expected to increase by approximately 0.9 million barrels per day to a new record of 104.8 million barrels per day in 2026, however this would ultimately be determined by the level of escalation and duration of hostilities in the Middle East. In general, and despite the ongoing energy transition debate for renewables and alternative fuels, global oil demand continues to expand for the foreseeable future, the world should continue to be reliant on oil and LNG, for periods longer from what was originally anticipated and possibly beyond 2050.

Prior to the hostilities in the Middle East, the outlook for the global economy was expected to remain stable, with the International Monetary Fund (IMF) forecasting global GDP growth for 2026 and 2027 at 3.3% and 3.2%, respectively. For 2025 it stood at 3.3%. It remains to be seen if a continuation of the war with Iran and a prolongation of hostilities, including neighboring countries getting drawn into the conflict, will lead the IMF to materially revise such forecasts for the worse.

Table of Contents	57

Geopolitics aside, tanker fleet supply fundamentals continue to remain attractive. With about 275 vessels of all types scheduled to be delivered in 2026 of about 30 million deadweight tons, the global fleet orderbook of 889 vessels, as at the end of February 2026, stood at 15.9% of the existing fleet, a still relatively low number when compared to the last 20 years. Imminent orderbook growth is not expected due to little spare shipyard capacity before 2028. The combination of low tanker orderbook, lack of shipyard capacity, and an aging fleet, older and possibly substandard vessels performing sanctioned trades and therefore out of the competitive environment we operate, as well as the ongoing discussions for alternative fuels which could alter future vessel designs, should lead to manageable levels of tanker fleet growth over the next two to three years.

In summary and assuming the war in Iran would not elevate oil prices to levels that can lead to demand destruction, we expect that a combination of healthy oil demand, currently the case, and positive fleet supply fundamentals should continue to support a healthy tanker market over the next two to three years both in terms of freight and asset prices. Continuous geopolitical instability in various regions of the world and the ongoing sanctions on Russian oil exports, despite the certain waivers recently granted for exports to India, should maintain the existing bifurcation of the global fleet which has led to the creation of the “shadow” fleet and the rerouting of tankers for longer haul voyages. Both considered additive to tanker market’s performance going forward.

Our fleet achieved voyage revenues of $798.7 million in 2025, a decrease of 0.7% from $804.1 million in 2024. The average size of our fleet remained 61.8 in 2025 and in 2024, and fleet utilization increased to 96.6% during 2025 compared to 92.5% 2024. In 2025, geopolitical events, such as the war in Ukraine, Gaza and the Houthi attacks in the Red Sea continued and led to changes in trade flows maintaining a situation where tankers performed long-haul voyages adding positive ton-mile effects for tanker demand and rates. Our average daily time charter rate per vessel, after deducting voyage expenses, decreased to $32,130 in 2025 from $32,550 in 2024, mainly due to softer market rates despite the increased number of operating vessels. Operating expenses increased by 6.5% to $211.0 million in 2025 from $198.0 million in 2024, mainly due to insurances, higher stores procurement toward the end of the year and the increased spares supply along with repairs and maintenance expenses.

Depreciation and amortization totaled $170.1 million in 2025 compared to $159.9 million in 2024 due to increased depreciation expenses from $138.4 million in 2024 to $148.3 million in 2025, mainly due to newly acquired vessels and due to increased amortization of dry-docking expenses from $17.3 million to $20.7 million due to high number of dry-docking vessels during 2024. General and administrative expenses, which include management fees and incentive awards, were $42.1 million in 2025 and $45.4 million in 2024, a 7.3% decrease, mainly due to the management incentive award amounted to $3.0 million in 2025 compared to $7.0 million in 2024.

In 2025 and 2024, the review of the carrying amounts in connection with the estimated recoverable amount and the probability of sale for certain of the Company’s vessels as of December 31, 2025, and December 31, 2024, indicated no impairment.

There was operating income of $252.3 million in 2025 compared to operating income of $278.6 million in 2024. Interest and finance costs, net, decreased by 12.8% in 2025 or $14.3 million, mainly due to the decreased interest rates.

Net income attributable to the Company in 2025 was $160.9 million compared to $176.2 million in 2024. The effect of preferred dividends in 2025, inclusive of deemed dividends and undistributed and distributed income allocated to non-vested restricted common stock, was $28.6 million compared to $28.0 million in 2024. Net income per share, basic and diluted, was $4.45 in 2025 based on 29,739,492 weighted average shares outstanding, compared to net income per share, basic and diluted, $5.03 in 2024, based on 29,505,603 weighted average shares outstanding basic and outstanding.

Table of Contents	58

Some of the most significant developments for the Company during 2025 were:

•	the dry-docking of Propontis, Arctic, Antarctic, Sapporo Princess, Uraga Princess, Aegeas, Andromeda, Sakura Princess, Bosporos and Byzantion, for their mandatory special or intermediate survey;

•	the deliveries of newbuilding vessels, the DP2 suezmax shuttle tankers Athens 04 and Paris 24, and the suezmax tankers Dr Irene Tsakos and Silia T.;

•	the sale of Aegeas, Andromeda, Ise Princess, and Pentathlon;

•	the payment to holders of Series E preferred shares of dividends totaling $11.0 million in aggregate;

•	the payment to holders of Series F preferred shares of dividends totaling $16.0 million in aggregate; and

•	dividends to holders of common shares totaling $1.10 per share or $33.1 million in aggregate.

The Company operated the following types of vessels during and at the end of 2025:

Vessel Type	LNG carrier	VLCC	Suezmax	DP2 suezmax shuttle	Aframax	Panamax	Handysize MR1	Total Fleet
Average number of vessels	2.0	3.0	13.1	5.1	26.5	9.0	3.1	61.8
Number of vessels at end of year	2.0	3.0	14.0	6.0	26.0	9.0	2.0	62.0
Dwt at end of year (in thousands)	187	898	2,234	931	2,916	662	75	7,903
Percentage of total fleet (by dwt at year end)	2.4%	11.4%	28.3%	11.8%	36.9%	8.4%	0.8%	100.0%
Average age, in years, at end of year	6.6	8.2	11.9	6.5	9.2	15.9	18.5	10.1

We believe that the key factors which determined our financial performance in 2025, within the given freight rate environment in which we operated, were:

•	the diversified aspect of the fleet, including purpose-built vessels to access ice-bound ports, carry LNG and operate DP2 shuttle tankers between offshore installations and on-shore terminals, which allowed us to take advantage of all tanker sectors;

•	the benefits of the new vessels acquired in recent years in terms of operating efficiencies and desirability on the part of charterers;

•	our balanced chartering strategy (discussed further below), which ensured a stable cash flow while allowing us to take advantage of potential upside in the freight market;

•	the long-established relationships with our chartering clients and the development of new relationships with renowned oil-majors;

•	the level of utilization for our vessels;

•	the continued control over costs by our technical managers despite pressures caused by rising operating costs;

•	our ability to mitigate financial costs by negotiating competitive terms with reputable banks;

•	our ability to manage leverage levels through cash generation and repayment/prepayment of debt;

Table of Contents	59

•	our ability to comply with the terms of our financing arrangements, including loan-to-value requirements;

•	our ability to reward our shareholders through cash dividends;

•	our ability to raise new financing through bank debt at competitive terms despite a generally tight credit environment; and

•	the sale of vessels when attractive opportunities arise.

We believe that the above factors will also influence our future financial performance and will play a significant role in the current world economic climate as we proceed into 2026. To these may be added:

•	continued strength or any decline in the product and crude oil tanker charter markets during the year;

•	any additional vessel acquisitions or newbuildings;

•	any additional vessel sales;

•	the appetite of oil majors to fix vessels on medium to long term charters at attractive rates; and

•	our ability to build our cash reserves through operations, vessel sales and capital market products.

Below please see data regarding our fleet for the years ended December 31, 2025, 2024 and 2023, which we use in analyzing our performance.

Fleet Data	2025	2024		2023
Average number of vessels	61.8	61.8		59.5
Number of vessels (at end of period)	62.0	62.0		60.0
Average age of fleet (in years)(1)	10.1	10.2		10.7
Earnings capacity days(2)	22,554	22,625		21,713
Off-hire days(3)	777	1,701		810
Net earnings days(4)	21,777	20,924		20,903
Percentage utilization(5)	96.6%	92,5%		96.3%
Average TCE per vessel per day(6)	$32,130	$32,550	$	$ 36,822
Vessel operating expenses per ship per day(7)	$9,990	$9,350	$	$ 9,617
Vessel overhead burden per ship per day(8)	$1,866	$2,005	$	$ 1,535

(1)	The average age of our fleet is the age of each vessel in each year from its delivery from the builder or the seller, weighted by the vessel’s deadweight tonnage (“dwt”) in proportion to the total dwt of the fleet for each respective year.

(2)	Earnings capacity days are the total number of days in a given period that we own or control vessels.

(3)	Off-hire days are days related to repairs, dry-dockings and special surveys, vessel upgrades, initial positioning after delivery of new vessels and vessel repositioning up to the fixing date of employment.

(4)	Net earnings days are the total number of days in any given period that we own vessels less the total number of off-hire days for that period.

(5)	Percentage utilization represents the percentage of earnings capacity days that the vessels were actually employed, i.e., net earnings days as a percentage of earnings capacity days.

(6)	The shipping industry uses time charter equivalent, or TCE, to calculate revenues per vessel in dollars per day for vessels on voyage charters. The industry does this because it does not commonly express charter rates for vessels on voyage charters in dollars per day. TCE allows vessel operators to compare the revenues of vessels that are on voyage charters with those on time charters. TCE is a non-GAAP measure. For vessels on voyage charters, we calculate TCE by taking revenues earned on the voyage and deducting voyage expenses (bunker fuel, port expenses, canal dues, charter commissions) and dividing by the actual number of voyage days. For the year ended December 31, 2025, and 2024, TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 267 days and 468 days, respectively, lost as a result of calculating revenue on a loading to discharge basis. For vessels on bareboat charter, for which we do not incur either voyage or operation costs, we calculate TCE by taking revenues earned on the charter and adding a representative amount for vessel operating expenses. TCE differs from average daily revenue earned in that TCE is based on revenues after voyage expenses and does not take into account off-hire days.

(7)	Vessel operating expenses per ship per day represents vessel operating expenses divided by the earnings capacity days of vessels incurring operating expenses. Earnings capacity days of vessels on bareboat charters have been excluded.

(8)	Vessel overhead burden per ship per day is the total of management fees, management incentive awards, stock compensation expense and general and administrative expenses divided by the total number of earnings capacity days.

Table of Contents	60

Derivation of time charter equivalent per day (amounts in thousands of U.S. dollars except for days and per day amounts):

	2025	2024	2023
Voyage revenues	$798,689	$804,061	$889,566
Less: Voyage expenses	(122,184)	(152,875)	(155,724)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	14,600	14,640	14,600
Time charter equivalent revenues	691,105	665,826	748,442
Net earnings days	21,510	20,456	20,326
Average TCE per vessel per day	$32,130	$32,550	$36,822

U.S./Israel-Iran and Russian-Ukraine Conflicts

The ongoing war between the U.S. and Israel and Iran and the war in Ukraine has each had a significant direct and indirect impact on the trade of crude oil and refined petroleum products.

The conflict in Ukraine has resulted in the United States, United Kingdom, and the European Union, among other countries, implementing sanctions and executive orders against individuals, entities, and activities connected to Russia. Some of these sanctions and executive orders target the Russian oil sector, including a prohibition on the import of oil from Russia to the United States or the United Kingdom, and the European Union's recent ban on Russian crude oil and petroleum products which took effect in December 2022 and February 2023, respectively.

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

In March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, including strikes by Iran on energy infrastructure in a number of other Middle Eastern countries, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The resulting volatility in the market for crude oil, petroleum products and LNG and in the tanker and LNG carrier charter markets, could result in lower tanker and LNG carrier charter rates and adversely affect our business.

In addition, it is possible that third-parties with which we do business may be impacted by events in the Middle East or in Russia and Ukraine, which could adversely affect us.

Impact of Inflation and Interest Rates

Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades and could adversely affect our business and financial results. Inflation has had a moderate impact on operating expenses, dry-docking expenses, with main engine overhauls and higher costs for routine repairs and maintenance increasing costs of maintenance, and corporate overhead in 2023, 2024 and 2025. Interest rates have increased rapidly and substantially as central banks in developed countries raise interest rates in an effort to subdue inflation. The eventual implications of tighter monetary policy, and higher long-term interest rates has and may continue to drive a higher cost of capital for our business.

Table of Contents	61

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

Fifth are “pools”. Where one or more of our subsidiaries’ vessel may also operate within a pool of similar vessels for part of the year whereby all income (less voyage expenses) is earned on a market basis and shared between pool participants on the basis of a formula which takes into account the vessel’s age, size and technical features. During 2025 and 2024, two of our subsidiaries had vessels operating in a pool. During 2023, no subsidiaries had vessels operating in a pool.

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

Our Board of Directors, through its Business Development and Capital Markets Committee, formulates our chartering strategy and our commercial manager Tsakos Energy Management implements this strategy through the Chartering Department of TST, which evaluates the opportunities for each type of vessel, taking into consideration the strategic preference for medium and long-term charters and ensure optimal positioning to take account of redelivery opportunities at advantageous rates.

The cooperation with TST, which provides the fleet with chartering services, enables us to take advantage of the long-established relationships TST has built with many of the world’s major oil companies and refiners over 50 years of existence and high quality commercial and technical service.

Table of Contents	62

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

The Company reviews and tests all vessels and vessels under construction for impairment when indications of impairment are present and at any time that specific vessels may be affected by events or changes in circumstances indicating that the carrying amount of the vessel including any unamortized dry-docking costs may not be recoverable, such as during severe disruptions in global economic and market conditions, and unexpected changes in employment, in accordance with ASC 360 “Property, Plant and Equipment”. A vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount including any unamortized dry-docking costs. The average age of our vessels is approximately 10.3 years as of March 30, 2026. The average remaining operational life is, therefore, 14.7 years, excluding the LNG carriers. Given the extensive remaining lives, we do not believe that there is a significant risk of not generating future undiscounted net operating cash flows in excess of carrying values including any unamortized dry-docking costs, however, as indicated above, circumstances may change at any time which would oblige us to reconsider the extent of risk of impairment.

Future undiscounted net operating cash flows are determined by applying various assumptions regarding future revenues net of commissions, operating expenses, scheduled dry-dockings and expected off-hire and scrap values. Our projections for charter revenues are based on existing charter agreements for the fixed fleet days and an estimated daily average hire rate per vessel category for the unfixed days based on the most recent ten-year historical averages publicly provided by major brokers, which, given the wide spread of annual rates between the peaks and troughs over the decade, we believe provides as fair as any other assumption that could be used in determining a rate for a long-term forecast. In addition, we apply a 2.0% annual escalation in rates to take account of published long-term growth and inflation expectations in the developed world. Future operating costs are based on the 2025 average per individual vessel and vessel type to which we also apply a 2.8% escalation. Residual or scrap value is based on the same scrap price used for depreciation purposes as described above. All such estimations are inevitably subjective. In addition, the Company performs sensitivity analyses on the key parameters of the exercise by making use of publicly available market forecasts. Actual freight rates, industry costs and scrap prices may be volatile. As a consequence, estimations may differ considerably from actual results.

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

For the impairment of right-of-use assets under operating leases, we compare the carrying amount including any leasehold improvements, with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessels, considering one-year charter rates estimates for the unfixed days and the average of those, over the remaining lease term, under ASC 360 “Property, Plant and Equipment”.

Table of Contents	63

As noted above, for vessels and vessels under construction, we determine projected cash flows for unfixed days using an estimated daily time charter rate based on the most recent ten-year historical average rates, inflated annually by a 2.0% growth rate. We consider this approach to be reasonable and appropriate. However, charter rates are subject to change based on a variety of factors that we cannot control and we note that charter rates over the last few years have been, on average, above their historical ten year average. If as at December 31, 2025 and 2024, we were to utilize an estimated daily time charter equivalent for our vessels’ unfixed days based on the most recent five year, three year or one year historical average rates for one-year time charters, the impairment results based on independent brokers’ valuations would be the following:

	As of December 31, 2025		As of December 31, 2024
	Number of Vessels	Amount (U.S.$ millions)(*)	Number of Vessels	Amount (U.S.$ millions)(*)
5-year historical average rate	0	0	0	0
3-year historical average rate	0	0	0	0
1-year historical average rate	1	34.4	0	0

(*) Aggregate carrying value that would not have been recovered.

Although we believe that the assumptions used to evaluate as well as measuring potential impairment are reasonable and appropriate, such assumptions are highly subjective. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will again decline or improve by any significant degree. Charter rates declined to historically low levels during 2020 and 2021, before rebounding significantly in the first half of 2022. Throughout 2023 and into 2024, the Company benefited from favorable shifts in global trade flows, which supported strong charter markets and improved earnings. During 2025 and through the date of this annual report, market conditions have remained relatively firm, although with increased volatility driven by macroeconomic uncertainty, geopolitical tensions, and changes in energy and commodity demand patterns.

Despite the generally positive market environment in recent years, ongoing geopolitical developments, including conflicts in Ukraine and the Middle East, as well as broader global economic pressures such as inflation, interest rate fluctuations, and potential slowdowns in key economies, may adversely impact the Company’s revenue, profitability, and future assessments of vessel impairment.

At December 31, 2025, the market value of the fleet owned by our subsidiary companies, as determined based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations, was $4.0 billion, compared to a total carrying value of $3.2 billion. There were five vessels in our fleet, whose carrying value exceeded its market values. The future undiscounted net operating cash flows expected to be generated by these vessels in the fleet was comfortably in excess of its respective carrying value. As determined at December 31, 2025, the carrying value of these vessels was $280.9 million, and the market value of these vessels was $239.8 million. Respective vessels were:

• LNG: Maria Energy

•	Panamax: Selecao, Socrates, World Harmony, Chantal

In addition, at December 31, 2025, the Company reviewed and tested its three right-of-use assets under operating leases for impairment by comparing their carrying amount plus any unamortized leasehold improvements with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, which were comfortably in excess of their respective carrying value.

At December 31, 2025, our review of the carrying amounts of the vessels, including advances for vessels under construction and right-of-use assets under operating leases, in connection with the estimated recoverable amount did not result in an impairment charge of their carrying values.

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

Table of Contents	64

Revenues from voyage charters on the spot market or under contracts of affreightment are recognized from the date of loading (Notice of Readiness to the charterer, that the vessel is available for loading) to discharge date of cargo (loading-to-discharge). The operating revenues of vessels operating under a tanker pool are pooled and are allocated to the pool participants on a time charter equivalent basis according to an agreed upon formula. Revenues from profit sharing arrangements are accounted for as a variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount. Voyage revenues include the value of the EUAs to be provided to the Company pursuant to the terms of its agreements with the charterers of its vessels.

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

Commissions. We pay commissions on all chartering arrangements to TST, as our broker, and to any other broker we employ. Each of these commissions generally amounts to around 1.25%, although there can be some limited variance, particularly for charters involving multiple brokers, of the daily charter hire or lump sum amount payable under the charter. In addition, on some trade routes, certain charterers may include in the charter agreement an address commission which is a payment due to the charterer, usually ranging from 1.25% to 3.75% of the daily charter hire or freight payable under the relevant charter. These commissions, as well as changes in prevailing charter rates, will cause our commission expenses to fluctuate from period to period. Commissions are expensed as incurred.

Voyage expenses. Voyage expenses include all our costs, other than vessel operating expenses, that are related to a voyage, including charter commissions, port charges, canal dues and bunker fuel costs. Voyage expenses include the value of the EUA obligations incurred by the Company under the EU Emissions Trading System. Voyage expenses that qualify as contract fulfillment costs and are incurred from the latter of the end of the previous vessel employment, provided that the vessel is fixed, or from the date of inception of a voyage charter contract until the arrival at the loading port, are capitalized and amortized ratably over the total transit time of the voyage (loading-to-discharge) when the relevant criteria under ASC 340-40 are met.

Charter hire expense. We hire certain vessels from third-party owners or operators for a contracted period and rate in order to charter the vessels to our customers. These vessels may be hired when an appropriate market opportunity arises or as part of a sale and lease back transaction or on a short-term basis to cover the time-charter obligations of one of our vessels in dry dock. As of December 31, 2025, the Company had three vessels which were sold and chartered back to the Company for five years. Following adoption of ASC 842 and the package of practical expedients, the Company continues to account for these three transactions as operating leases, recognizing right-of-use asset and corresponding lease liability.

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

Impairment. An impairment for an asset held for use, for advances for vessels under construction and for right-of-use assets under operating leases should be recognized when indicators of impairment exist and when the estimate of undiscounted cash flows expected to be generated by the use of the asset is less than its carrying amount (the vessel’s net book value plus any unamortized deferred dry-docking charges or leasehold improvements). Measurement of the impairment is based on the fair value of the asset as determined by reference to available market data and considering valuations provided by third-parties. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. An impairment for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and at subsequent measurement dates. In this respect, management reviews regularly the carrying amount of the vessels in connection with the estimated recoverable amount for each of the Company’s vessels. As a result of such reviews, there was no impairment charge as of December 31, 2025 and as of December 31, 2024.

Table of Contents	65

General and administrative expenses. These expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ and officers’ liability insurance, directors’ fees, reimbursement of our directors’ and officers’ travel-related expenses and incentive awards and management fees. Management fees are the fixed fees we pay to Tsakos Energy Management under our management agreement with them. In 2025, monthly management fees, were $31.0 thousand for all conventional vessels, apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered-in vessels or chartered-out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $29.3 thousand for the suezmax tanker Decathlon, $31.0 thousand for the VLCCs Ulysses, Hercules I, $47.1 thousand for LNG carrier Maria Energy and $38.8 thousand for the LNG carrier Tenergy, $31.0 thousand for the aframax tanker Maria Princess, and $30.0 thousand for the aframax tanker Ise Princess (up to the sale on July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2 thousand. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 thousand and $28.4 thousand for the dual-fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. For chartered-in vessels or chartered-out on a bare-boat basis and for vessels under construction, monthly fees were $21.7 thousand. For 2025 there were increases of $1.0 thousand for all conventional vessels, $1.2 thousand for DP2 suezmax shuttle tankers, $0.7 thousand for vessels under construction. For 2026 increases of about $4.7 million have been agreed, based on vessels as of December 31, 2025, including a $3.5 million one-off payment to correspond to a similar strengthening of the Euro against the U.S. dollar exchange rate in 2025 as per management agreement. The fees are recorded under “General and Administrative Expenses.”

Insurance claim proceeds. In the event of an incident involving one of our vessels, where the repair costs or loss of hire is insurable, we immediately initiate an insurance claim and account for such claim when it is determined that recovery of such costs or loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. Depending on the complexity of the claim, we would generally expect to receive the proceeds from claims within a twelve-month period. During the 2024 /25 policy year, we received approximately $21.1 million in net proceeds from hull and machinery and loss of hire claims arising from incidents where damage was incurred by four of our vessels in a previous policy year. Such settlements were generally received as credit-notes from our insurer, Argosy Insurance Company Limited, and set off against insurance premiums due to that company. Therefore, within the consolidated statements of cash flows, these proceeds are included in decreases in receivables and in decreases in accounts payable. There is no material impact on reported earnings arising from these settlements.

(Gain) Loss on sale of vessels. (Gain) Loss on sale of vessels include (gain) loss from the sale of our vessels that occurred during the year.

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

Interest Income. We earn interest income on our cash and cash equivalents, cash deposits and investments in the debt securities.

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

Financial Analysis

(Percentage calculations are based on the actual amounts shown in the accompanying consolidated financial statements)

Year ended December 31, 2025 versus year ended December 31, 2024

Voyage revenues

Voyage revenues earned in 2025 and 2024 per charter category were as follows:

	2025		2024
	U.S. $ million	% of total	U.S. $ million	% of total
Time charter-bareboat	24.1	3%	25.1	3%
Time charter-fixed rate	389.3	49%	350.1	44%
Time charter-variable rate (profit share)	237.4	30%	208.1	26%
Pool arrangement	11.2	1%	2.2	1%
Voyage charter-contract of affreightment	—	—	7.1	1%
Voyage charter-spot market	136.7	17%	211.5	25%
Total voyage revenue	798.7	100%	804.1	100%

Table of Contents	66

Revenue from vessels amounted to $798.7 million for the year ended December 31, 2025, compared to $804.1 million for the year ended December 31, 2024, representing a decrease of $5.4 million, or 0.7%. The decrease is primarily attributable to lower average charter rates during 2025, reflecting a moderation in tanker market conditions compared to 2024, when market rates were supported by tight vessel availability and strong demand. The average number of operating vessels remained the same at 61.8 vessels in both 2025 and 2024. Fleet utilization improved during 2025, with employment increasing to 96.6%, compared to 92.5% in 2024, based on the proportion of operating days to total available days. The increase in utilization was primarily attributable to a lower number of dry-docking days, as ten vessels underwent dry-docking in 2025 compared to fifteen vessels in 2024. Voyage revenue was also impacted by the amortization of liabilities assumed in connection with time charters attached to vessel acquisitions, including the aframax tankers DF Montmartre, DF Mystras, Alpes and Aspen, and the suezmax tanker Popi Sazaklis. The amortization of these liabilities increased voyage revenue by $18.8 million in 2025, compared to $15.8 million in 2024. In addition, voyage revenue benefited from the expanded application of the European Union Emissions Trading System (EU ETS) to the maritime sector, which resulted in the recognition of European Union Allowances (EUAs) of $21.4 million in 2025, compared to $8.2 million in 2024.

During 2025, the tanker market remained relatively healthy but more balanced compared to the exceptionally strong conditions experienced in 2024. Freight rates moderated during the year as vessel supply gradually normalized and global oil demand growth slowed, leading to lower spot market volatility across several tanker segments. Despite this moderation, market fundamentals remained supportive. Shifts in global trade flows resulting from sanctions on Russian oil, geopolitical tensions, and the increasing distance between crude supply and refining centers continued to support ton-mile demand. These factors contributed to longer voyage distances and helped maintain a constructive underlying environment for the tanker market. At the same time, limited fleet growth and an aging global tanker fleet, combined with continued regulatory uncertainty regarding future environmental propulsion technologies, have constrained newbuilding activity. As a result, tanker supply growth remained relatively modest, helping to support market fundamentals despite the normalization of freight rates.

The average time charter equivalent (“TCE”) rate per vessel was $32,130 per day in 2025, compared to $32,550 per day in 2024, representing a decrease of 1.3%. The decrease primarily reflects the overall moderation in tanker freight rates during 2025, which affected most vessel classes in the Company’s fleet exposed to market-based charter rates. The Company’s VLCC tankers were the only vessel category to record an increase in average earnings compared to the prior year. For the remaining vessel categories, average daily TCE rates were lower than in 2024, reflecting the broader normalization of tanker market conditions following the strong freight market observed in 2024.

Average daily TCE rates earned for the years ended December 31, 2025 and 2024, were as follows:

	Year ended December 31,
	2025	2024
	U.S. $	U.S. $
LNG carrier	42,331	53,835
VLCC	42,650	34,728
Suezmax	32,967	32,300
DP2 suezmax shuttle	52,477	56,083
Aframax	29,765	30,093
Panamax	25,395	29,687
Handysize	16,731	18,020

TCE is calculated by taking voyage revenues less voyage costs divided by the number of revenue days less 267 days lost as a result of calculating revenue on a loading to discharge basis for the year ended December 31, 2025, compared to 468 days lost for the year ended December 31, 2024. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bare-boat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and operating days):

	Year ended December 31,
	2025	2024
Voyage revenues	$798,689	$804,061
Less: Voyage expenses	(122,184)	(152,875)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	14,600	14,640
Time charter equivalent revenues	$691,105	$665,826
Divided by: net earnings (operating) days	21,510	20,456
Average TCE per vessel per day	$32,130	$32,550

Table of Contents	67

Voyage expenses

	Total voyage expenses per category			Average daily voyage expenses per relevant vessel
	Year ended December 31,			Year ended December 31,
	2025	2024	% increase/ (decrease)	2025	2024	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Bunkering expenses	48.7	81.0	(39.8)%	20,368	21,859	(6.8)%
Port and other expenses	20.5	31.9	(35.9)%	8,553	8,592	(0.4)%
European Union Allowances (EUAs)	28.3	13.0	117.1%	11,828	3,518	236.2%
Commissions	24.7	27.0	(8.5)%	10,331	7,293	41.7%
Total voyage expenses	122.2	152.9	(20.1)%	51,080	41,262	23.8%

Days on spot and Contract of Affreightment (COA)employment				2,392	3,705	35.4%

Voyage expenses include port charges, agents’ fees, canal dues, commissions, European union allowances (EUAs) and bunker (fuel) costs relating to spot charters or contracts of affreightment (COAs). These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $122.2 million during 2025 compared to $152.9 million in 2024, a 20.1% decrease, primarily due to lower bunkering expenses and reduced port related expenses, reflecting fewer vessels operating under spot and COAs.

Voyage expenses are highly dependent on the voyage patterns followed and size of vessels employed on spot charter or COA. Bunkering purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given time of the year affect bunker prices and consequently voyage expenses. In addition, European Union Allowances (EUAs), traded under the European Union Emissions Trading System (EU ETS), directly impact voyage expenses by adding a carbon cost to fuel consumption.

Bunkering expenses decreased by 39.8% in 2025 compared to 2024. This decline was primarily attributable to lower oil prices during 2025, which resulted in an approximately 7.5% decrease in the average delivered price paid by the Company for bunkers procured globally during 2025. The decrease in bunker expenses was partially offset by the impact of EUAs, which amounted to $28.3 million for the year ended December 31, 2025, compared to $13.0 million in 2024, representing an increase of 117.1%. The average daily EUA expense increased from $3,518 to $11,828, reflecting the increase in the percentage of emissions subject to the EU ETS from 40% in 2024 to 70%, in 2025.

The average daily bunker expenses per relevant vessel decreased by 6.8% while total bunker expenses declined by 39.8%, primarily due to a 35.4% decrease in the number of days on spot charters and COAs. This decrease resulted from a reduction in the number of vessels trading under spot and COA arrangements, which declined from ten in the prior year to approximately seven vessels during the period of 2025.

Port and other voyage-related expenses decreased to $20.5 million in 2025 from $31.9 million in 2024, representing a decrease of $11.4 million, or 35.9%, primarily due to a lower number of port calls during the year.

Commissions totaled $24.7 million in 2025, compared to $27.0 million in 2024, representing a decrease of 8.5%. As commissions are highly correlated with revenue patterns, the decrease in commissions is attributed to the overall decrease of revenue. Commissions represented 3.1% and 3.4%, respectively, of revenue from vessels in 2025 and 2024.

Table of Contents	68

Vessel operating expenses

	Operating expenses per category Year ended December 31,			Average daily operating expenses per relevant vessel Year ended December 31,
	2025	2024	% increase/ (decrease)	2025	2024	% increase/ (decrease)
	U.S.$ million	U.S.$ million		U.S.$	U.S.$
Crew expenses	109.3	106.0	3.2%	5,185	5,008	3.5%
Insurances	26.4	23.1	14.2%	1,253	1,087	15.2%
Repairs and maintenance, and spares	35.9	32.9	8.9%	1,701	1,557	9.3%
Stores	13.0	11.9	9.3%	616	562	9.7%
Lubricants	8.9	9.1	(1.9)%	421	428	(1.6)%
Other (quality and safety, taxes, registration fees, communications and legal)	16.6	15.4	7.0%	777	723	4.6%
Foreign currency (gains)/ losses	0.9	(0.3)	(354.1)%	37	(15)	(354.9)%
Total operating expenses	211.0	198.0	6.5%	9,990	9,350	6.8%
Earnings capacity days excluding vessels on bare-boat charter				21,094	21,161

Vessel operating expenses include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains and losses. Total operating costs were $211.0 million in 2025, compared to $198.0 million during 2024, an increase of 6.5%. The increase is mainly attributable to a rise of $3.3 million in insurance expenses following fleet renewal activities, whereby higher-value vessels joined the fleet, replacing older vessels with lower insured values and associated premiums.

Furthermore, the overall increase is also attributed to higher stores procurement toward the end of the year and the increased spares supply along with repairs and maintenance expenses for routine repairs and main engine overhauls during 2025. In addition, the corresponding increase was counterbalanced by a 1.9% decrease in lubricants, attributable to the decreased crude oil prices compared to the equivalent period in 2024, while quality and safety, communication, and legal expenses increased by 6.8%, due to increased legal expenses.

Average daily operating expenses increased by $640 or 6.8%, to $9,990 in 2025 from $9,350 in the corresponding period of 2024, mainly attributable to higher insurance costs, repairs and maintenance, and spares expenses, while the U.S. dollar remained strong compared to the prior-year levels.

Table of Contents	69

Charter hire expense

Charter hire expense amounted to $13.6 million in 2025 compared to $18.0 million in 2024, a decrease of $4.4 million, or 24.6%. The decrease being due to the reduced number of vessels being chartered-in compared to the prior year.

Depreciation and Amortization

Depreciation and amortization charges totaled $170.1 million in 2025 compared to $159.9 million in 2024, a 6.3% increase.

Depreciation amounted to $148.3 million in 2025 compared to $138.4 million in 2024, an increase of $9.9 million, or 7.2%. The increase being due to the acquisition of the suezmax tankers Dr Irene Tsakos and Silia T, and the DP2 suezmax shuttle tankers Athens 04 and Paris 24, which was counterbalanced by the sale of the suezmax tanker, Pentathlon, the aframax tanker Ise Princess and the handysize tankers Aegeas and Andromeda.

The costs of dry docking of each ship are amortized over the period up to the next scheduled dry docking. During 2025, amortization of deferred dry-docking costs was $20.7 million compared to $17.3 million in 2024, an increase of 19.7%. The increase is attributed to the increased number of vessels that underwent their special survey in the fourth quarter of 2024 which contributed to the increased amortization cost in 2025.

The costs of leasehold improvements is amortized on a straight-line basis over the remaining lease term (representing the shorter of the useful life of the leasehold improvement and the remaining lease term). In 2025, amortization of leasehold improvements amounted to $1.1 million compared to $2.8 million in 2024, a decrease of $1.7 million, or 61.6%, due to the repurchase of the two suezmax tankers Archangel and Alaska previously classified as operating leases up to May 31, 2024 and then was classified as finance leases up to July 19 and August 22, 2024, respectively, when the vessels were purchased back by the Company.

The amortization of the right-of-use assets under finance lease amounted to $nil million in 2025 compared to $1.4 million in 2024, as vessels Archangel and Alaska previously classified as finance leases up to July 19 and August 22, 2024, respectively, were both purchased back.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expenses. General and administrative expenses (G&A expenses) decreased to $42.1 million in the year ended December 31, 2025, compared to $45.4 million in the prior year, a decrease of $3.3 million, or 7.3%.

Total general and administrative expenses plus management fees paid to Tsakos Energy Management, any management incentive award, any special awards (described below) and stock compensation expense, all together represent the overhead of the Company. On a per vessel basis, daily overhead costs decreased by $139, from $2,005 in 2024 to $1,866 in 2025.

Management fees, including those paid to third-party managers, totaled $23.3 million in 2025, compared to $22.8 million in 2024, a 2.2% increase reflecting the increase of management fees on January 1, 2025, from the prior year period.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes remuneration for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the management agreement, there may be an adjustment to the fees based on certain criteria within the agreement, if both parties agree.

Office general and administrative expenses consist primarily of professional fees, investor relations, office supplies, advertising costs, directors’ liability insurance, directors’ fees and reimbursement of our directors’ and officers’ travel-related expenses. G&A expenses amounted to $8.7 million during the year ended December 31, 2025, compared to $7.5 million during 2024, a 17.0% increase. All vessels in the fleet are technically managed by Tsakos Shipping and Trading, apart from the LNG carriers Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Decathlon, Popi Sazaklis, the aframax tankers Maria Princess, Ise Princess (up to the sale July 14, 2025), DF Montmartre, DF Mystras, Alpes and Aspen, which have been managed by third-party managers. Vessel monthly fees payable to the management company for owned conventional operating vessels amounted to $31,000, for chartered-in vessels or chartered-out on a bareboat basis and for vessels under construction monthly fees were $21,700, for the DP2 suezmax shuttle tankers were $37,200. Monthly fees incurred increases of $1,000 for all conventional vessels, $1,200 for DP2 suezmax shuttle tankers, $700 for vessels under construction in 2025 compared to 2024. Monthly fees for third-party managed vessels increased to $29,256 from $28,756 for the suezmax tanker Decathlon, the VLCCs Ulysses, Hercules I from $30,149 to $31,031, for the LNG carrier Maria Energy increased to $47,068 from $45,858 and the LNG carrier Tenergy to $38,833 from $37,500, for the aframax tanker Maria Princess from $30,149 to $31,031, and from $29,256 to $30,017 for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I increased to $29,208 from $28,708. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28,750 from $29,280 and $28,375 from $28,708 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively.

Table of Contents	70

In 2025, the Company’s Board of Directors approved an award to the management company based on various performance criteria and taking into account cash availability and market conditions amounting to $3.0 million. The corresponding award for the year ended December 31, 2024 amounted to $7.0 million.

The Company has one equity incentive plan, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which was approved by the Board. On July 24, 2024, 625,000 restricted common shares were granted under the “2024 Plan” to Company directors, officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares granted to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. Total compensation expense for 2025 amounted to $7.1 million, compared to $8.1 million for 2024. As of December 31, 2025, the amount of $1.0 million of stock-based compensation expense is expected to be recognized ratably over the remaining vesting period of these restricted share awards.

(Gain) Loss on sale of vessels

In 2025, the Company sold its suezmax tanker Pentathlon, the aframax tanker Ise Princess and the handysize tankers Aegeas and Andromeda, for net proceeds of $99.1 million, incurring gain on sales of $12.5 million. In 2024, the Company sold its suezmax tankers Eurochampion 2004, Euronike, the aframax tankers Izumo Princess and Nippon Princess and its LNG carrier Neo Energy, for net proceeds of $228.4 million, incurring net gain on sales of $48.7 million.

Impairment charges

As of December 31, 2025, vessel market values had increased compared to the prior year. Accordingly, for 54 vessels, the carrying amounts were lower than their respective estimated market values. The Company’s fleet is relatively young, with an average age of 10.1 years. Management expects that each vessel will generate cash flows in excess of its carrying amount over its remaining useful life. This assessment is supported by the determination of estimated recoverable amounts, taking into consideration both value-in-use calculations and the probability of sale for each vessel, including vessels under construction, as of December 31, 2025.

The Company performed impairment assessments on a vessel-by-vessel basis where impairment indicators were identified. These assessments, based on undiscounted cash flow analyses, did not indicate that the carrying amount of any operating vessel or vessel under construction exceeded its recoverable amount as of December 31, 2025. Accordingly, no impairment charge was recognized.

In 2024, there was no impairment charge.

In addition, the Company reviews and tests its right-of-use assets for impairment. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2025, and December 31, 2024, indicated no impairment charge.

Operating income

For 2025, income from vessel operations was $252.3 million compared to $278.6 million in 2024, a decrease of $26.2 million, or 9.4%. The decrease being mainly attributed to the gain on sale of vessels being reduced by $36.2 million in 2025 compared to 2024.

Table of Contents	71

Interest and finance costs, net

	2025	2024
	U.S.$ million	U.S.$ million
Loans interest expense	107.4	121.8
Interest expense on the lease liability	—	0.6
Interest rate swap cash settlements	(0.5)	(0.8)
Less: Interest capitalized	(12.9)	(8.3)
Interest expense, net	94.0	113.3
Change in fair value of non-hedging interest rate swap	0.5	(0.1)
Amortization of deferred gain on termination of financial instruments	(1.2)	(3.6)
Bunkers and other commodities non-hedging instruments cash settlements	(0.2)	(1.4)
Change in fair value of bunker and other commodities non-hedging instruments	1.3	0.2
Amortization of loan expenses	3.3	3.6
Bank loan charges	0.1	0.1
Net total	97.8	112.1

Interest and finance costs, net, were $97.8 million for 2025 compared to $112.1 million for 2024, a 12.8% decrease. Loan interest expense decreased to $107.3 million in 2025 from $121.8 million in 2024, a 11.9% change mainly due to lower weighted-average interest rates during the period of 2025 compared to the respective prior year period.

During 2024, the suezmax tankers Archangel and Alaska were classified as finance leases from May 31, 2024, until July 19, 2024, and August 22, 2024, respectively, where both vessels were repurchased. Interest expense on the lease liability was $0.6 million in 2024 and $nil million in 2025.

Cash receipts on non-hedging interest rate swaps, based on the difference between fixed payments and variable six and three-month SOFR amounted to $0.5 million in 2025 compared to $0.8 million in 2024 due to the number of effective swaps between the two periods.

Capitalized interest, which is based on interest expenditures incurred to date on vessels under construction, was $12.9 million in 2025 compared to $8.3 million in 2024, as the under-construction vessels increased from twelve in 2024 to twenty-three in 2025.

As at December 31, 2025, the Company held five non-hedging floating-to-fixed interest rate swaps compared to one non-hedging floating-to-fixed interest rate swap as at December 31, 2024. The changes in fair value amounting to $0.5 million (negative) and $0.1 million (positive) during 2025 and 2024, respectively, have been included in the change in fair value of non-hedging interest rate swap in the table above.

In 2022, the Company discontinued ten interest rate swap agreements. For seven out of the ten interest rate swaps that were terminated in 2022, the Company considered the forecasted transactions as still probable and cash receipts of the specific terminations were recognized in the Company’s accumulated other comprehensive income and are amortized until the expiry date of each interest rate swap. The amount of $1.2 million (positive) and $3.6 million (positive) was amortized in the period ended December 31, 2025, and 2024, respectively, and has been included in amortization of deferred gain on termination of financial instruments in the table above.

As at December 31, 2025, the Company held six bunker swap agreements and one EUAs swap agreement, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, compared to five bunker swap agreements and three EUAs swap agreements as at December 31, 2024. The fair value of bunker swap agreements and EUAs emission swap agreements at December 31, 2025 and 2024, was $0.9 million (negative) and $0.3 million (positive), respectively. The change in the fair values for the years ended December 31, 2025 and 2024 was $1.3 million (negative) and $0.2 million (negative), respectively and have been included in Change in fair value of bunker and other commodities non-hedging instruments in the table above. For the years ended December 31, 2025, and 2024, the total net cash receipts for those agreements amounted to $0.2 million and $1.4 million, respectively.

Amortization of loan expenses was $3.3 million in 2025 and $3.6 million in 2024, mainly due to less debt extinguishments. Other bank charges amounted to $0.1 million for the period of 2025 and 2024.

Interest income

Interest income in 2025 amounted to $10.5 million compared to $15.1 million in 2024. The decrease is due to lower interest rates and cash reserves.

Table of Contents	72

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Selini and Salamina and the handysize vessels, Byzantion and Bosporos. For the year ended December 31, 2025, and 2024, the net income attributable to the non-controlling interest of Mare Success S.A. was $4.0 million and $5.4 million, respectively.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, the net income attributable to Tsakos Energy Navigation Limited for 2025 was $160.9 million, or an income of $4.45 per share basic and diluted, after taking into account the cumulative dividends of $27.0 million, on our preferred shares for 2025, and $1.6 million undistributed and distributed income to non-vested restricted common stock compared to net income of $176.2 million, or an income of $5.03 per share basic and diluted, after taking into account the cumulative dividends of $27.0 million. on our preferred shares for 2024 and $1.0 million undistributed and distributed income to non-vested restricted common stock.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a discussion of our results for the year ended December 31, 2024, compared to the year ended December 31, 2023, please see “Item 5. Operating and Financial Review and Prospects— Financial Analysis—Year Ended December 31, 2024, Versus Year Ended December 31, 2023” contained in our annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 11, 2025.

Liquidity and Capital Resources

Our liquidity requirements relate to servicing our debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flows. In addition, our newbuilding commitments, vessel acquisitions, other expected capital expenditures on dry-dockings and vessel improvements, which in total equaled $536.5 million in 2025 and $674.8 million in 2024, will again require us to expend a significant amount of cash in 2026. We are also obligated to make certain payments to our manager under our management agreement. See “Long-Term Contractual Obligations” below. Net cash flow generated by operations is our main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition and construction of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $293.3 million as of December 31, 2025, compared to $343.4 million as of December 31, 2024.

At December 31, 2025, the Company's working capital (excluding restricted cash and deferred loan costs) was $31.3 million (negative), compared to $35.3 million (positive) as of December 31, 2024. The decrease was primarily attributable to the reclassification of certain loan facilities from non-current to current liabilities due to their contractual maturity, as these facilities had not been refinanced as of the date of this report.

Current assets decreased to $434.6 million as of December 31, 2025 from $451.8 million as of December 31, 2024, representing a decrease of $17.2 million. The decrease was primarily attributable to a $50.1 million reduction in cash and cash equivalents, a $16.8 million decrease in advances and other receivables, mainly reflecting the collection of insurance claims over the year, and a $6.4 million reduction in inventories, primarily due to fewer vessels trading in the spot market compared to the prior year ended December 31, 2024, counterbalanced by an investment in debt securities by $30.6 million, an increase of trade receivables by $14.6 million mainly relating to European Union Allowances (EUAs) recoverable from charterers, and an increase of $8.4 million in seller’s credits receivable in connection with the sale and leaseback transactions of the vessels, Arctic, Antarctic and Sakura Princess becoming due within a year.

Current liabilities increased to $458.0 million at December 31, 2025, from $408.5 million at December 31, 2024, an increase of $49.5 million, attributed mainly to increased short term debt obligations due to debt approaching maturity amounting to $114.6 million, boosted by an increase of $15.1 million in dividends declared and accrued liabilities of EUAs amounting to $28.5 million in 2025, compared to $12.9 million in prior year period, counterbalanced by $20.1 million decrease in unearned revenue due to timing of hire collections and a decrease of $13.2 million in trade payables as ten vessels underwent their scheduled dry-dockings compared to fourteen in the prior year.

Net cash provided by operating activities was $297.6 million in 2025 and $307.7 million in 2024. The $10.1 million decrease is primarily attributable to the softening of previously elevated market rates as more fully described in the paragraph “Voyage Revenues” above under “Financial Analysis”. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $472.6 million in 2025, compared to $511.6 million in 2024, a decrease of $39.0 million or 7.6%. The expense movements are fully described in the respective paragraphs above under “Financial Analysis”.

Table of Contents	73

Inventories, mainly consisting of bunker fuel, decreased by $2.8 million to $6.4 million in 2025, compared to a $3.6 million decrease in 2024, reflecting the decrease in oil prices during 2025 by 7.5% and the number of vessels employed on the spot market compared to the period ended December 31, 2024. Payments to repair yards decreased by $10.0 million in 2025 due to decreased dry-docking costs compared to prior year, as ten vessels underwent their scheduled drydock in 2025 compared to fifteen vessels in the year ended December 31, 2024.

Payables decreased by $10.9 million mainly relating to the decreased number of vessels that underwent dry dockings compared to an increase of $13.0 million in the prior year. Accrued liabilities for EUAs increased by $15.5 million from $12.9 million to $28.5 million, contributing to the increase in accrued liabilities by $18.2 million in total compared to $10.3 million in the prior year. Unearned revenue, arising from collection of time-charter hire due in future periods, but collected in the current period, decreased by $20.1 million while the number of vessels employed under time charter increased from forty-nine in 2024 to fifty-three in 2025, whereas in 2024 unearned revenue had increased by $5.5 million. Receivables and advances and other decreased by $4.1 million (including $0.9 million of amortization of escalation portion in revenue) compared to a decrease of $15.5 million in 2024 (including $2.0 million of amortization of escalation portion in revenue), mainly due to lower number of claims outstanding at the period ended December 31, 2025, compared to the prior year, which was counterbalanced by $10.7 million increases in EUAs receivables from charterers.

Net cash used in investing activities in 2025 amounted to $458.1 million compared to $441.6 million in 2024. During 2025, the Company paid $298.7 million for the acquisition of the suezmax tankers Dr Irene Tsakos and Silia T and the DP2 suezmax shuttle tankers Athens 04 and Paris 24 and $3.5 million for improvements on existing vessels. The Company also paid $219.6 million for nineteen under construction vessels, the DP2 shuttle tanker Anfield, the MR tankers Delos T and Dion, the five LR1s, the nine DP2 suezmax shuttle tankers and the two VLCCs. During 2025, the Company generated $99.1 million cash from the sale of the suezmax tanker Pentathlon, the aframax tanker Ise Princess and the handysize tankers Aegeas and Andromeda. In addition, during 2025, the Company invested $40.5 million in debt securities, $5.0 million in a six-month time deposit and received $10.0 million from an early redemption in two of its debt securities. In 2024, the Company paid $484.9 million for the acquisition of the aframax tankers, Chios DF, Ithaki DF, DF Montmartre, DF Mystras, Alpes, Aspen and the suezmax tanker Popi Sazaklis and $4.7 million for improvements on existing vessels. The Company also paid $160.4 million for the twelve under construction vessels, the three shuttle tankers Athens 04, Paris 24, Anfield, the two suezmax tankers Dr Irene Tsakos and Silia T, the two MR tankers, Hull 1521 and Hull 1522, and the five LR1 Hull 1623, Hull 0307383, Hull 0307384, Hull 0307385, Hull 0307386, which were counterbalanced by cash generated by the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Nippon Princess and Izumo Princess, and the LNG carrier Neo Energy, amounting to $228.4 million. In addition, during 2024, the Company invested $20.0 million in debt securities, featuring interest rates alongside the availability of callable securities.

As at December 31, 2025, we had ten DP2 suezmax shuttle tankers, two MR tankers, five LR1 tankers and three VLCC tankers under construction and the remaining yard installments to be paid for those vessels as at December 31, 2025, amounted to $1,968.3 million. The amount of $437.3 million is due to be paid in 2026, the amount of $632.8 million in 2027, and the amount of $898.2 million in 2028. The two MR tankers, Delos T and Dion, delivered on January 12, 2026, and February 12, 2026, respectively. The DP2 shuttle tanker Anfield is expected to be delivered in the third quarter of 2026, the three panamax LR1 Hull 1623, Hull 0307383, Hull 0307384, one VLCC Hull 5531 and the two DP2 shuttle tankers Ipanemas DP and Copa DP in 2027 and the two panamax LR1 Hull 0307385, Hull 0307386, seven DP2 shuttle tankers Selecao DP, Maracana DP, Leblon DP, Hull 2738, Hull 2739, Hull 2740, Hull 2741, and two VLCC Hull 5532 and Hull 5535 in 2028. As at December 31, 2025, senior secured debt financing has been arranged for the DP2 shuttle tanker, Anfield, for up to $111.8 million, for the two MRs Delos T and Dion and one panamax LR1 Hull 1623 for up to $108.2 and for the nine DP2 shuttle tankers, Ipanemas DP, Copa DP, Selecao DP, Maracana DP, Leblon DP, Hull 2738, Hull 2739, Hull 2740, Hull 2741 for up to $1,077.3 million. We are currently discussing with financial institutions securing debt financing for the three VLCC tankers Hull 5531, Hull 5532 and Hull 5535 and the four panamax LR1 tankers Hull 0307383, Hull 0307384, Hull 0307385, Hull 0307386 under construction.

On February 25, 2026, we entered into construction contract for one LNG carrier for the price of $254.4 million, with the amount of $25.4 million due to be paid in 2026, the amount of $76.3 million in 2027, the amount of $152.7 million in 2028. We currently expect to finance the construction cost with cash from operations and secured debt financing, for which we are in discussions.

Net cash provided by financing activities amounted to $110.3 million for the year ended December 31, 2025, compared to $105.5 million for the equivalent period of 2024. During 2025, $280.0 million was drawn to finance the newly acquired vessels, Athens 04, Paris 24, Dr Irene Tsakos, Silia T., $29.8 million was drawn to finance the under-construction vessel Anfield, and the amount of $181.1 million was drawn for the refinancing of the two DP2 suezmax shuttle tankers Porto and Lisboa, and the aframax tanker Sapporo Princess and the four panamax tankers World Harmony, Chantal, Socrates and Selecao. The scheduled repayments amounted to $184.1 million, $123.4 million was prepaid due to the refinancing mentioned above and $10.2 million was prepaid due to sale of the suezmax tanker Pentathlon. During 2024, $319.0 million was drawn to finance the newly acquired vessels, Chios DF, Ithaki DF, Alpes, Aspen, DF Montmartre, DF Mystras, Popi Sazaklis, $66.6 million was drawn to finance the under-construction vessels Athens 04, Paris 24, Anfield and the amount of $25.0 million was drawn for the refinancing of the suezmax tanker Eurovision. The outstanding loan amount of $28.1 million was prepaid for the sold vessel, Neo Energy, $20.7 million was prepaid as part of refinancing loan of Eurovision and $177.3 million was paid in scheduled installments. Proceeds from new bank loans in 2023 amounted to $411.4 million and payments of debt amounted to $426.3 million, which included $241.2 million loan prepayments and $185.1 million scheduled debt repayments.

Table of Contents	74

Total debt outstanding increased from $1.76 billion at December 31, 2024, to $1.93 billion at December 31, 2025.

In 2025 and 2024, the Company paid dividends aggregating $1.10 and $1.50 per common share, respectively. Total dividend payments to common shareholders in 2025 amounted to $33.1 million, compared to $44.8 million in 2024. On November 20, 2025, the Company declared a dividend of $0.50 per common share which was paid on February 19, 2026. The payment and the amount of dividends on our common shares are subject to the discretion of our Board of Directors and depends on available cash balances, anticipated cash needs, our results of operations, our financial condition, and any loan agreement restrictions binding us or our subsidiaries, as well as other relevant factors.

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on February 28, May 28, August 28 and November 28, 2025, totaling in aggregate $11.0 million, and on March 2, 2026, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, April 30, July 30 and October 30, 2025, totaling in aggregate $16.0 million, and on January 30, 2026, $4.0 million.

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

Investment in Fleet and Related Expenses

We operate in a capital-intensive industry requiring extensive investment in revenue-producing assets. We continue to have an active fleet development program resulting in a fleet of modern and young vessels with an average age of 10.3 years at March 30, 2026. We commonly raise the funds for such investments in new buildings mainly from borrowings and partly from internally generated funds and equity issuance transactions. New building contracts generally provide for multiple staged payments of 10%, with the balance of the vessel’s purchase price paid upon delivery. In the case of new buildings, pre-delivery financing and/or financing upon delivery is arranged to finance part of the installment payments and/or the last installment to the shipbuilding yard. Otherwise, for the equity portion of an investment in a new building, we generally pay from our own cash approximately 20% to 30% of the contract price. Repayment of the debt incurred to construct the vessel is made from vessel operating cash flows, typically over two to ten years, compared to the vessel’s asset life of approximately 25 years (LNG carriers 40 years). We have arranged senior secured bank loans of up to $1.403 billion and expect to arrange additional senior secured bank loans, to fund the aggregate $565.0 million remaining contract price for our twenty new buildings under construction as of December 31, 2025.

Table of Contents	75

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

Loan	Vessel	Balance at January 1, 2025	New Loans	Prepaid	Repaid	Balance at December 31, 2025
12-year term loan	Ulysses, Hercules I	58,984	—	—	10,069	48,915
7 1/2-year term loan	Lisboa	45,334	—	42,500	2,834	—
8-year term loan	Mediterranean Voyager, Caribbean Voyager	60,918	—	—	4,597	56,321
5-year term loan	Selini, Salamina	4,618	—	—	2,309	2,309
7-year term loan	Apollo Voyager	45,080	—	—	2,818	42,262
10-year term loan	Artemis Voyager	42,147	—	—	3,010	39,137
7-year term loan	Thomas Zafiras, Leontios H.	48,000	—	—	4,800	43,200
5-year term loan	Elias Tsakos	24,000	—	—	2,400	21,600
5-year term loan	Byzantion, Bosporos	4,095	—	—	2,730	1,365
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	22,437	—	16,829	5,608	—
6-year term loan	Bergen TS	26,517	—	—	2,652	23,865
5-year term loan	Andes	5,902	—	—	5,902	—
5-year term loan	Maria Princess	12,136	—	—	8,091	4,045
5-year term loan	Sunray	20,000	—	—	2,000	18,000
4-year term loan	Promitheas, Propontis	15,650	—	—	3,662	11,988
7-year term loan	Porto	66,154	—	64,067	2,087	—
5-year term loan	Uraga Princess, Spyros K, Dimitris P.	48,250	—	—	5,500	42,750
6-year term loan	Brasil 2014	45,000	—	—	9,000	36,000
5-year term loan	Euro	17,675	—	—	3,010	14,665
8-year term loan	Njord DF, Ran DF	111,800	—	—	6,600	105,200
5-year term loan	Sunrise	31,116	—	10,200	2,042	18,874
6-year term loan	Rio 2016	49,500	—	—	9,000	40,500
5-year term loan	Maria Energy, Dias I	165,376	—	—	11,812	153,564
5-year term loan	Decathlon	27,600	—	—	6,867	20,733
5-year term loan	Sola TS, Oslo TS	63,131	—	—	6,013	57,118
5-year term loan	Marathon TS, Stavanger TS	61,450	—	—	5,700	55,750
5-year term loan	Asahi Princess, Parthenon TS	39,812	—	—	6,125	33,687
8-year term loan	Chios DF, Ithaki DF	115,111	—	—	6,578	108,533
7-year term loan	Paris 24	25,864	74,136	—	—	100,000
5-year term loan	Alpes, Aspen, DF Montmartre, DF Mystras, Popi Sazaklis	236,229	—	—	17,541	218,688
7-year term loan	Athens 04	25,864	77,592	—	2,874	100,582
7-year term loan	Anfield	14,904	29,807	—	—	44,711
5-year term loan	Eurovision	25,000	—	—	3,571	21,429
4 1/4-year term loan	Porto, Lisboa	—	114,067	—	5,212	108,855
7-year term loan	Dr Irene Tsakos	—	64,125	—	1,781	62,344
6-year term loan	Silia T	—	64,125	—	—	64,125
5-year term loan	World Harmony, Chantal, Selecao, Socrates, Sapporo Princess	—	67,000	—	—	67,000

Total		1,605,654	490,852	133,596	174,795	1,788,115

Table of Contents	76

Other financial liability	Vessel	Balance at January 1, 2025	New Loans	Prepaid	Repaid	Balance at December 31, 2025
10-year term loan	Tenergy	151,584	—	—	9,328	142,256
Total		151,584	—	—	9,328	142,256

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases by the holding company.

As a result of such financing activities, long-term debt and other financial liabilities increased in 2025 by a net amount of $173.1 million compared to $184.5 million in 2024. The debt to capital (equity plus debt) ratio was 50.9% at December 31, 2025, or net of cash, 46.7%, and 49.9% at December 31, 2024 or, net of cash, 44.4%.

We have paid all of our scheduled loan installments and related loan consistently without delay or omission. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at December 31, 2025 was 39.6%, below the original loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. Almost all the loan agreements also include a requirement for the value of the vessel or vessels secured against the related loan to be at least 120% (in one case 110%, in one other case 125%) of the outstanding associated debt at all times. The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. Our existing bank loans require us and certain of our subsidiaries to comply with certain operating and financial covenant restrictions. See “Note 6 – Long Term Debt and other financial liabilities” to our audited consolidated financial statements included elsewhere in this report. As at December 31, 2025, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in each of its thirty-five loan agreements totaling $1.93 billion. At December 31, 2025, we were also compliant with the leverage ratio covenant contained in all of our bank loans. We do not expect to pay down the Company’s loans in 2026 beyond the amounts that we have already classified as current liabilities. Upon an event of default, all the loan agreements, which are secured by mortgages on our vessels and in certain cases by guarantees of the parent company, include the right of lenders to accelerate repayments. All our loan agreements and our interest rate swap agreement also contain a cross-default provision that may be triggered by a default under one of our other loans. A cross-default provision means that a notice of default on one loan would result in a default on other agreements.

Interest is usually payable at a variable rate, based on one- or three- or six-month SOFR plus a margin.

At December 31, 2025, interest rates on the bank loans ranged from 5.12% to 6.50%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2025	5.76%
Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%

Long-Term Contractual Obligations as of December 31, 2025 (in millions of U.S. dollars) were:

Contractual Obligations	Total	Less than 1 year (2026)	1-3 years (2027-2028)	3-5 years (2029-2030)	More than 5 years (after January 1, 2031)
Long-term debt obligations (excluding interest) and other financial liabilities	1,930.4	304.8	648.3	434.8	542.5
Vessel operating leases[1]	9.0	9.0	—	—	—
Interest on long-term debt obligations (including interest rate swap payments)[2]	277.4	83.0	110.2	63.1	21.1
Purchase Obligations (new-buildings)[3]	1,968.3	437.3	1,531.0	—	—
Management Fees payable to Tsakos Energy Management (based on existing fleet plus contracted future vessel deliveries as at December 31, 2025)	246.10	25.8	52.1	55.6	112.6
Total	4,431.2	859.9	2,341.6	553.5	676.2

(1)	The amounts represent Company’s commitments under sale and leaseback agreements for three of its vessels as of December 31, 2025.

(2)	The amounts shown above for interest obligations include contractual interest obligations for floating rate debt as at December 31, 2025 based on the amortization schedule for such debt and the average interest rate as described in “Item 11. Quantitative and Qualitative Disclosures about Market Risk.” Derivative contracts and their implied average fixed rates are also included in the calculations.

(3)	The amounts shown above for purchase obligations (new-buildings) include amounts payable based on contracts agreed with shipbuilding yards for twenty vessels under construction, as of December 31, 2025.

Table of Contents	77

Item 6. Directors, Senior Management and Employees

The following table sets forth, as of March 30, 2026, information for each of our directors and senior managers.

Name	Age	Positions	Year First Elected
Efstratios Georgios (Takis) Arapoglou	74	Chairman of the Board	2010
Nikolas P. Tsakos	62	Chief Executive Officer, Director	1993
Michael G. Jolliffe	76	Vice Chairman of the Board, Director	1993
George V. Saroglou	61	President and Chief Operating Officer, Director	2001
Theoharrys E. Kosmatos	56	Chief Financial Officer and Chief Accounting Officer	—
Vasileios Papageorgiou	79	Chief Marine Officer	—
Nicholas F. Tommasino	68	Director	2017
Aristides A.N. Patrinos	78	Director	2006
Efthimios E. Mitropoulos	86	Director	2012
Denis Petropoulos	69	Director	2018
Karen Purnell	64	Director	2022
Clio Hatzimichalis	50	Director	2025

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

MICHAEL G. JOLLIFFE

CO-FOUNDER AND VICE CHAIRMAN

Mr. Jolliffe is the co-founder and Vice Chairman of our Board since 1993. Mr. Jolliffe is Chief Executive Officer of Tsakos Container Holdings LLC, a shipping company set up in joint venture between the Tsakos and Jolliffe families and Warwick Capital Partners, a London based fund manager. He is also Chairman of the Wighams Group owning companies involved in shipbroking, agency representation and capital markets businesses. He is also Chairman of StealthGas Inc., a shipping company which is quoted on the Nasdaq Stock Exchange and which owns LPG carriers.

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

Table of Contents	78

THEOHARRYS (HARRYS) E. KOSMATOS

CHIEF FINANCIAL OFFICER AND CHIEF ACCOUNTING OFFICER

Mr. Kosmatos became the Company’s Co-Chief Financial Officer on July 1, 2024, and Chief Financial Officer and Chief Accounting Officer on March 3, 2026. Mr. Kosmatos began his career in 1994 with Elka Shipping (London) Ltd., a dry bulk and tanker operator and in 1995 joined the Shipping Banking Group of the Commercial Bank of Greece as a credit analyst in the bank’s London office. In May of 1997 he moved to New York to join American Marine Advisors, Inc (currently AMA Capital Partners LLC), a maritime investment bank, where he specialized in corporate workouts, project structuring, capital raisings and other M&A advisory assignments. He joined TEN in September of 2004 with a mandate to develop the Company’s corporate finance activities and liaise with the firm’s investor base particularly in the US and Europe. During his tenure at TEN, Mr. Kosmatos has been responsible for the sourcing of over $1.0 billion in various financial instruments, ranging from follow-on equity offerings, preferred stock issuances and the formulation of structured financial products including operating and financial leases, all with blue-chip North American, European and Asian counterparties. Mr. Kosmatos holds a BA (Hons) in Classical Studies & Politics from the University of London (Queen Mary College) and an MSc in Shipping, Trade & Finance from London’s City University (Cass Business School). In 2001, he completed an executive Corporate Finance and Accounting program at Columbia Business School.

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

ARISTIDES A.N. PATRINOS, Ph.D

DIRECTOR

Dr. Patrinos is a member of the NOVIM Group, a think tank based in Santa Barbara, California and the Chair of its Scientific Advisory Board; he is also on the faculty of the New York University Langone Health Center. He serves on the Advisory Board of EdenRoc Sciences, a private company focused on healthcare, big data, and human decision-making and on the Advisory Board of the President of the University of Illinois. He was President of Synthetic Genomics Inc., a US-based privately-held company dedicated to developing and commercializing clean and renewable fuels and chemicals; and novel medical applications such as synthetic vaccines and other biologics. He consulted for the Oak Ridge National Laboratory, The Energy Futures Initiative, and the Translational Medicine Program of the University of Pittsburgh in Pennsylvania. He started his career as an Assistant Professor at the University of Rochester in New York. From 1976 to 2006 Dr. Patrinos served in the U.S. Department of Energy (DOE) and several of the DOE National Labs and engaged in R&D for several facets of energy production and use and led key research programs in biology and the environment, including global climate change. He played a leading role in the Human Genome Project and has been a central architect of the “genomics” revolution. He is a member of many scientific societies and is the recipient of numerous awards and distinctions, including three U.S. Presidential Rank Awards and two Secretary of Energy Gold Medals. He holds a Diploma in Mechanical and Electrical Engineering from the National Technical University (Metsovion) of Athens and a Ph.D. in Mechanical Engineering and Astronautical Sciences from Northwestern University in Evanston, Illinois, USA. In 2013 Greece honored him by issuing an EU stamp with his likeness and the Greek County of Vari, Voula, and Vouliagmeni has declared him an honorary citizen.

DENIS PETROPOULOS

DIRECTOR

Mr. Petropoulos is past chairman of the Baltic Exchange, headquartered in London, UK. He was the recent chairman of Board of Advisors to London International Shipping Week 2025. He has worked in competitive ship broking for over 40 years and has presented on a broad base of shipping related topics at many major international industry conferences. His knowledge of the energy industry and in particular its shipping requirements for crude oils, products, chemicals, LPG and LNG extends to all the supply and refinery centers around the world. Mr. Petropoulos left H.Clarksons in 1985 to open Braemar Tankers, which in 2001 evolved into Braemar PLC listed on the London Stock Exchange, where he sat on the board as Executive Director. In 2011 he opened Braemar’s shipbroking office in Singapore and remained there until 2018 heading up the company’s expanding shipping service operations in the Asia-Australia. He came off the Braemar Shipping Services PLC board in 2015 and remains a shareholder of Braemar PLC, as it is known today. Mr. Petropoulos presently serves on INTERTANKO’s Associate Members’ Committee. He is a trustee of Baltic Exchange Charity Foundation and a patron of the National Maritime Museum London. He was educated at Westminster School, London, and University of Surrey, UK.

Table of Contents	79

EFTHIMIOS E. MITROPOULOS, KCMG

DIRECTOR

Mr. Mitropoulos is Secretary-General Emeritus of the International Maritime Organization (IMO), the United Nations specialized agency responsible for the regulation of international shipping from the safety, security and environmental protection points of view. After 23 years of service at IMO (ten of which as Director of the Maritime Safety Division), he was elected Secretary-General in 2003 and re-elected in 2007 for a total of the maximum time permitted of eight years. As a graduate of both Merchant and Naval Academies of Greece, he spent time at sea as a navigation officer and twenty years as a commissioned Hellenic Coast Guard officer, retiring as a rear admiral, having represented Greece at IMO and various other international forums dealing with shipping matters over a twelve year period and having spent two years as Harbour Master of Corfu. Between 2004 and 2012, he was Chancellor of the World Maritime University, Malmӧ, Sweden and Chairman of the Governing Board of the International Maritime Law Institute in Malta. He is the author of several books on shipping, including texts on tankers, modern types of merchant ships, safety of navigation and shipping economics and policy. He is Honorary Chairman of the Board of the “Maria Tsakos” Public Benefit Foundation – International Centre for Maritime Research and Tradition which he served as Chairman for 15 years. He is a member of several shipping societies in Greece and in the United Kingdom and a recipient of many awards and distinctions from Governments, international organizations and universities. He is an honorary citizen of Galaxidi, Greece and Malmӧ, Sweden.

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

CLIO HATZIMICHALIS

DIRECTOR

Mrs. Clio Hatzimichalis has served as TEN’s General Counsel since 2015. She has over 20 years’ experience in practicing law and specializes in corporate, banking, finance and shipping law. Between 2003 and 2010 she was an associate at Norton Rose Fulbright (Athens) and then advised clients on corporate, finance and energy law, acting also as In-House Counsel. She is a member of the Athens Bar Association and the New York Bar Association. She holds a Bachelor of Laws (LL.B.) from the University of Athens Law School and a Master of Laws (LL.M.) in Banking, Corporate and Finance Law from Fordham University School of Law.

Board of Directors

Our business is managed under the direction of the Board, in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”) and our Memorandum of Association and Bye-laws. Members of the Board are kept informed of our business through: discussions with the Chairman of the Board, the Chief Executive Officer and other members of our management team; the review of materials provided to directors; and, participation in meetings of the Board and its committees. In accordance with our Bye-laws, the Board has specified that the number of directors will be set at no less than five nor more than fifteen. We currently have ten directors on our Board. Under our Bye-laws, one third (or the number nearest one third) of the Board (with the exception of any executive director) retires by rotation each year. The Bye-laws require that the one third of the directors to retire by rotation be those who have been in office longest since their last appointment or re-appointment. The Bye-laws specify that where the directors to retire have been in office for an equal length of time, those to retire are to be determined by lot (unless they agree otherwise among themselves).

Table of Contents	80

Independence of Directors

The foundation for the Company’s corporate governance is the Board’s policy that a majority of the members of the Board should be independent. With the exception of the three Executive Directors (Messrs. Tsakos and Saroglou, and Mrs. Hatzimichalis) and one Non-executive Director (Mr. Jolliffe), the Board believes that each of the other incumbent directors (Messrs. Tommasino, Arapoglou, Mitropoulos and Petropoulos, Dr. Patrinos and Dr. Purnell) is independent under the standards established by the New York Stock Exchange (the “NYSE”) because none has a material relationship with the Company directly or indirectly or any relationship that would interfere with the exercise of their independent judgment as directors of the Company.

The Board made its determination of independence in accordance with its Corporate Governance Guidelines, which specify standards and a process for evaluating director independence. The Guidelines provide that:

•A director cannot be independent if he or she fails to meet the objective requirements as to “independence” under the NYSE listing standards.

•If a director meets the objective NYSE standards, he or she will be deemed independent, absent unusual circumstances, if in the current year and the past three years the director has had no related-party transaction or relationship with the Company or an “interlocking” relationship with another entity triggering disclosure under SEC rules.

•If a director who meets the objective NYSE independence requirements either has had a disclosable transaction or relationship or the Corporate Governance, Nominating and Compensation Committee requests that the Board consider any other circumstances in determining the director’s independence, the Board will make a determination of the director’s independence.

To promote open discussion among the independent directors, those directors met in regularly scheduled executive sessions in 2025 without participation of the Company’s management and will continue to do so in 2026. Dr. Patrinos serves as the Presiding Director for purposes of these meetings.

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

These documents and other important information on our governance, including the Board’s Corporate Governance Guidelines, are posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website, and may be viewed at http://www.tenn.gr. We will also provide any of these documents in hard copy upon the written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Harrys Kosmatos, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

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

Table of Contents	81

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

Corporate Governance, Nominating and Compensation Committee

The current members of the Corporate Governance, Nominating and Compensation Committee are Messrs. Arapoglou, Mitropoulos, Tommasino and Petropoulos and Dr. Patrinos, each of whom is an independent director. Dr. Patrinos is the Chairman of the committee. The Corporate Governance, Nominating and Compensation Committee is appointed by the Board and is responsible for:

•	developing and recommending to the Board corporate governance guidelines applicable to the company and keeping such guidelines under review;

•	overseeing the evaluation of Board and management;

•	arranging for an annual performance evaluation of the committee and producing an annual report to the Board;

•	reviewing regularly the Board structure, size and composition and making recommendations to the Board with regard to any adjustments that are deemed necessary;

•	identifying and nominating candidates for the approval of the Board to fill Board vacancies as and when they arise;

•	implementing plans for succession, making recommendations to the Board for the continuation in service of an executive director and recommending directors who are retiring by rotation to be put forward for re-election;

•	determining the compensation of the non-executive directors, determining and administering the Company’s long term incentive plans, including any equity based plans and grants under them; and

•	producing an annual report on executive compensation as required by the SEC to be included in the Company’s annual proxy statement or annual report.

Table of Contents	82

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

Board Compensation

We pay no cash compensation to our directors who are executive officers. For the year ended December 31, 2025, the aggregate cash compensation of all of the members of the Board was $670,000 per the following annual fee schedule, which was approved by the shareholders of the Company on June 12, 2025:

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

Management Company

Tsakos Energy Management, under its management agreement with us, provides overall executive and commercial management of our affairs in exchange for a monthly management fee. See “Management and Other Fees” in Item 7 for more information on the management agreement and the management fees we paid for the fiscal year ended December 31, 2025.

Management Compensation

Messrs. Tsakos, Saroglou, Kosmatos and Papageorgiou serve as Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and Chief Accounting Officer, and Chief Marine Officer, respectively. Such individuals are employees of Tsakos Energy Management, except for Mr. Papageorgiou who is an employee of TST, and, except for the equity compensation discussed below under “—Stock Compensation Plan” and the compensation paid to Mr. Papageorgiou for service on the OSE Committee, are not directly compensated by the Company. Although he is not a member of the Board, our Chief Marine Officer, Mr. Papageorgiou serves on the Operational, Safety and Environmental Committee and receives the same $10,000 per annum cash compensation for service on such committee as is paid to non-executive members of the Board serving thereon.

The Company maintains a management incentive award program under which Tsakos Energy Management may receive cash awards, if approved by the Corporate Governance, Nominating and Compensation Committee, based on various performance criteria and taking into account cash availability and market volatility. Any award made under this program is accounted for on a straight-line basis within the year it is approved. In 2025 and 2024, an amount of $3.0 million and $7.0 million, respectively, was awarded to Tsakos Energy Management relating to various performance criteria.

Table of Contents	83

Employees

Tsakos Energy Navigation Limited has no salaried employees. All crew members are employed by the owning-company of the vessel on which they serve, except where the vessel may be on a bareboat charter-out, or where the vessels or the crewing thereof, are under third-party management arranged by our technical managers. All vessel owning-companies are subsidiaries of Tsakos Energy Navigation Limited. Approximately 3,000 officers and crew members served on board the vessels we own and were managed by our technical managers as of December 31, 2025.

Share Ownership

The common shares beneficially owned by our directors and senior managers and/or companies affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions” below.

Stock Compensation Plan

On May 1, 2024, our Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaces the share-based incentive plan (the “2012 Plan”) adopted in 2012. The 2024 Plan permits us to grant share options or other share based awards with respect to up to 1,000,000 of our common shares to our directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our manager, Tsakos Energy Management, and our commercial and technical manager, TST.

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

In 2024, we granted an aggregate of 625,000 restricted common shares under the 2024 Plan to Company directors, officers and other employees and persons who provide services to the Company and its subsidiaries and employees of any management company. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares to vest to each recipient on January 1, 2025, 25% to vest on July 1, 2025, 25% to vest on January 1, 2026, and 25% to vest on July 1, 2026. Total stock-based compensation expense recognized for 2024 relating to these restricted shares amounted to $8.1 million, of which $1.7 million was for restricted shares granted to executive officers and $1.1 million was for restricted shares granted to non-executive directors. Total stock-based compensation expense recognized for 2025 relating to these restricted shares amounted to $7.1 million, of which $1.5 million was for restricted shares granted to executive officers and $1.0 million was for restricted shares granted to non-executive directors. In 2025, no awards were issued under the 2024 Plan and in 2023, no awards were issued under our 2012 Plan. No stock-based compensation expense was recognized in the year ended December 31, 2023.

Table of Contents	84

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

To help minimize any conflict between our interests and the interests of other companies affiliated with the Tsakos family and the owners of other vessels managed by such companies if an opportunity to purchase a tanker which is 10 years of age or younger is referred to or developed by TST, TST will notify us of this opportunity and allow us a 10 business day period within which to decide whether or not to accept the opportunity before offering it to any of its affiliates or other clients.

The following table sets forth the amounts charged by related parties for services rendered (in thousands of U.S. dollars):

	2025	2024	2023
Tsakos Shipping and Trading S.A. (commissions)	9,941	10,825	11,874
Tsakos Shipping and Trading S.A. (special charges)	2,507	2,222	1,203
Tsakos Energy Management Limited (management fees)	20,608	19,880	19,503
Tsakos Shipmanagement S.A. (special charges)	—	—	567
Argosy Insurance Company Limited (insurance premiums)	18,883	15,150	14,420
AirMania Travel S.A. (travel services)	7,508	7,027	6,589
Total expenses with related parties	59,447	55,104	54,156

Management Affiliations

Nikolas P. Tsakos, our chief executive officer and one of our directors, is an officer, director and the sole shareholder of Tsakos Energy Management. He is also the son of the founder of TST.

George V. Saroglou, our president and chief operating officer and one of our directors, is a cousin of Nikolas P. Tsakos.

Management and Other Fees

We prepay or reimburse our technical manager at cost for all vessel operating expenses payable by them in their capacity as technical manager of the fleet. At December 31, 2025 and 2024, the outstanding balances with TST, as technical manager, amounted to $0.8 million due to TST and $0.2 million due from TST, respectively. Outstanding advances to TSM amounted to $nil million and $2.6 million, at December 31, 2025 and 2024, respectively. In 2025, 2024 and 2023, an additional amount of $2.5 million, $2.2 million and $1.2 million, respectively, was paid in fees directly by the Company to TST for additional services it provided and seafarers’ training. For additional services and seafarers’ training TSM charged the amount of $nil million, $nil million and $0.6 million for 2025, 2024 and 2023, respectively.

From the management fee we pay Tsakos Energy Management, Tsakos Energy Management in turn pays a management fee to TST for its services as technical manager of the fleet. Under the terms of our management agreement with Tsakos Energy Management, we paid Tsakos Energy Management total management fees of $20.6 million in 2025, $19.9 million in 2024 and $19.5 million in 2023. In 2025, 2024 and 2023, we granted Tsakos Energy Management an incentive award of $3.0 million, $7.0 million and $5.0 million, respectively.

Table of Contents	85

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

Moreover, following a change in control of us, which would occur if at least one director were elected to our Board without having been recommended by our existing Board, Tsakos Energy Management may terminate the agreement on 10 business days’ notice. If Tsakos Energy Management terminates the agreement for this reason, then we would immediately be obligated to pay Tsakos Energy Management the present discounted value of all of the payments that would have otherwise been due under the management agreement up until June 30 of the tenth year following the date of termination plus the average of the incentive awards previously paid to Tsakos Energy Management multiplied by ten. Under these terms, therefore, a termination as of December 31, 2025, would have resulted in a payment of approximately $192.6 million. Under the terms of the Management Agreement between the Company and Tsakos Energy Management, the Company may terminate the agreement only under specific circumstances, such as breach of contract by the manager and change of control in the shareholding of the manager without the prior approval of the Company’s Board of Directors.

Under the management agreement, we pay monthly fees for Tsakos Energy Management’s management of the vessels in the fleet. These fees are based on the number of ships in the fleet. The per-ship charges begin to accrue for a vessel at the point that a newbuilding contract is acquired, which may be 18 to 24 months before the vessel begins to earn revenue. In 2025, monthly management fees were $31.0 thousand per vessel, for all conventional vessels, apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $29.3 thousand, for the suezmax tanker Decathlon, $31.0 thousand for the VLCCs Ulysses, Hercules I, $47.1 thousand for LNG carrier Maria Energy, and $38.8 thousand for Tenergy, $31.0 thousand for the aframax tanker Maria Princess, and $30.0 thousand for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2 thousand. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 thousand and $28.4 thousand for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.7 thousand. We paid Tsakos Energy Management aggregate management fees of $20.6 million in 2025, $19.9 million in 2024 and $19.5 million in 2023.

Chartering Commissions, Sale and Purchase Commissions and Vessel New-delivery Fees

We pay a chartering commission to TST equal to 1.25% on all freight, hires and demurrages involving our vessels. TST may also charge a brokerage commission on the sale of a vessel. In 2025, the suezmax tanker, Pentathlon, the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess were sold and for this service TST charged a brokerage commission of $0.5 million in total, representing 0.5% of the sale price.The two handysize vessels, Aegeas and Andromeda sold to related party interests, client companies of TST. In 2024, the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy were sold and for this service TST charged a brokerage commission of $1.2 million in total, representing 0.5% of the sale price. In 2023, the handymax tankers Afrodite, Artemis, Ariadne, Aris, Ajax, Apollon and the handysize tankers Arion, Amphitrite were sold and for this service, TST charged a brokerage commission of $0.8 million in total, representing 0.5% of the sale price. We have been charged by TST for chartering services, brokerage commissions aggregating $9.4 million in 2025 ($9.7 million in 2024 and $11.0 million in 2023).

TST may also charge a fee of $0.2 million (or such other sum as may be agreed) on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. This amount is added to the cost of the vessels concerned and is amortized over their remaining lives. In 2025, $1.0 million in aggregate was charged for supervision fees of the two DP2 shuttle tankers Athens 04 and Paris 24, and the two suezmax tankers Dr Irene Tsakos and Silia T. In 2024, $1.0 million in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF. In 2023, $0.5 million in aggregate was paid for supervision fees on two vessels.

Table of Contents	86

Captive Insurance Policies

We pay Argosy Insurance Company, an affiliate of Tsakos family interests, premiums to provide hull and machinery, increased value and loss of hire insurance for our vessels. In 2025, 2024 and 2023, we were charged an aggregate of $18.9 million, $15.2 million and $14.4 million, respectively, by Argosy for insurance premiums.

Travel Services

We use AirMania Travel S.A., an affiliate of Tsakos family interests, for travel services primarily to transport our crews to and from our vessels. In 2025, 2024 and 2023, we were charged an aggregate of $7.5 million, $7.0 million, $6.6 million, respectively, by AirMania for travel services.

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our outstanding common shares as of March 30, 2026, held by:

•	each person or entity that we know beneficially owns 5% or more of our common shares; and

•	all our directors and officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. In general, a person who has or shares voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Beneficial ownership does not necessarily imply that the named person has the economic or other benefits of ownership. Under SEC rules, shares subject to options, warrants or rights currently exercisable or exercisable within 60 days are considered as beneficially owned by the person holding those options, warrants or rights. The applicable percentage of ownership of each shareholder is based on 30,127,603 Common Shares outstanding on March 30, 2026. Information for certain holders is based on their latest filings with the SEC or information delivered to us.

Name of Beneficial Owner			Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares
Tsakos Holdings Foundation(1)			3,223,003	10.7%
Redmont Trading Corp.(1)			738,001	2.4%
First Tsakos Investments Inc.(1)			2,485,002	8.2%
Sea Consolidation S.A. of Panama(2)			1,550,000	5.1%
Methoni Shipping Company Limited (2)			1,448,702	4.8%
Intermed Champion S.A. of Panama(2)			893,500	3.0%
Tsakos Energy Management Ltd. (2)			1,075,000	3.6%
Officers and Directors:
Efstratios Georgios (Takis) Arapoglou	19,000	*
Nikolas P. Tsakos	81,600(3)	*
Michael Jolliffe	18,400	*
George V. Saroglou	42,000	*
Theoharrys E. Kosmatos	24,700	*
Vasileios Papageorgiou	5,000	*
Nicholas F. Tommasino	5,364	*
Aristides A.N. Patrinos	32,093	*
Efthimios E. Mitropoulos	15,600	*
Denis Petropoulos	10,000	*
Karen Purnell	10,000	*
Clio Hatzimichalis	10,000	*
All officers and directors as a group (12 persons)(3)			273,757	0.9%
*Less than 1%.

Table of Contents	87

(1) According to Amendment No. 15 to Schedule 13D jointly filed on May 16, 2025, by Tsakos Holdings Foundation (“Tsakos Holdings”), Redmont Trading Corp. (“Redmont”) and First Tsakos Investments Inc. (“First Tsakos”) and information provided to us. Tsakos Holdings is the sole holder of outstanding capital stock of First Tsakos and Redmont and may be deemed to have shared voting and dispositive power of the common shares reported by Redmont. Tsakos Holdings is a Liechtenstein foundation whose beneficiaries include persons and entities affiliated with the Tsakos family, charitable institutions and other unaffiliated persons and entities. The council which controls Tsakos Holdings consists of five members, two of whom are members of the Tsakos family. Under the rules of the SEC, beneficial ownership includes the power to directly or indirectly vote or dispose of securities or to share such power. It does not necessarily imply economic ownership of the securities. Members of the Tsakos family are among the five council members of Tsakos Holdings and accordingly may be deemed to share voting and/or dispositive power with respect to the shares owned by Tsakos Holdings and may be deemed the beneficial owners of such shares.

(2)According to Amendment No. 15 to Schedule 13D jointly filed on May 16, 2025, by Sea Consolidation S.A. of Panama (“Sea Consolidation”), Intermed Champion S.A. of Panama (“Intermed”), Methoni Shipping Company Limited (“Methoni”), Tsakos Energy Management Ltd (“TEM”) and information provided to us, Panayotis Tsakos and Nikolas Tsakos, Sea Consolidation, Intermed, Methoni, TEM, Panayotis Tsakos and Nikolas Tsakos beneficially owned 1,550,000, 893,500, 1,448,702, 1,075,000, 2,317,202 and 5,023,802 common shares, respectively. The shares beneficially owned by Nikolas Tsakos include 81,600 shares held directly by him and 4,967,202 shares held indirectly through the entities mentioned above. Each of Panayotis Tsakos and Nikolas Tsakos, our chief executive officer, shares voting and dispositive control over the common shares held by each of Intermed and Methoni and may be deemed to indirectly beneficially own such common shares. Nikolas Tsakos controls Sea Consolidation and TEM. and may be deemed to indirectly own the common shares held by TEM. Panayotis Tsakos is the father of Nikolas Tsakos.

(3)Does not include shares owned by Tsakos Holdings, First Tsakos, Redmont Trading Corp., Sea Consolidation, Intermed, Tsakos Energy Management Ltd. or Methoni.

Entities affiliated with Nikolas Tsakos own 45,000, or 0.95%, of our outstanding Series E Preferred Shares and 100,000, or 1.5%, of our outstanding Series F Preferred Shares as of March 30, 2026.

To our knowledge, none of the entities in the above table own any other shares, and none of our other officers or directors own 1% or more, of our Series E Preferred Shares or Series F Preferred Shares, as of March 30, 2026.

As of March 30, 2026, we had 56 holders of record of our common shares. These shareholders of record include CEDEFAST which, as nominee for the Depository Trust Company, is the record holder of 29,976,454 common shares representing approximately 99.7% of our outstanding common shares. CEDEFAST is the nominee of banks and brokers which hold shares on behalf of their customers, the beneficial owners of the shares, who may or may not be resident in the United States. However, apart from the shareholders indicated in the footnotes (1) and (2) above and certain of the directors and officers, we believe that the majority of the remaining shareholders are resident in the United States. The Company is not aware of any arrangements the operation of which may at a subsequent date result in a change of control of the Company.

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

We had 4,745,947 Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 30, 2026. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 28th day of February, May, August and November of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. See “—Description of Share Capital-Series E Preferred Shares.” The quarterly dividend to which holders of the Series E Preferred Shares will be entitled during the fixed rate period will be $0.578125 per share, when, as and if declared by our Board of Directors.

We had 6,747,147 Series F Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 30, 2026. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and are payable quarterly in arrears on the 30th day of January, April, July and October of each year, when, as and if declared by our Board of Directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. See “—Description of Share Capital-Series F Preferred Shares.” The quarterly dividend to which holders of the Series F Preferred Shares will be entitled during the fixed rate period will be $0.59375 per share, when, as and if declared by our Board of Directors.

Table of Contents	88

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

Under the terms of certain of our existing bank loans, we are permitted to declare or pay a cash dividend in any year as long as we are not in default under such bank loans and an event of default would not occur as a result of the payment of such dividends. In addition, cash dividends can be paid only to the extent permitted by Bermuda law. See “Item 10. Additional Information —Description of Share Capital—Bermuda Law— Dividends.” See “Item 3. Key Information—Risks Related to our Common and Preferred Shares—We may not be able to pay cash dividends on our common shares or preferred shares as intended if market conditions change.”

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

Authorized Share Capital

Our authorized share capital consists of 60,000,000 common shares, par value $5.00 per share, and 25,000,000 blank check preferred shares, $1.00 par value per share. 5,400,000 preferred shares have been designated Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “—Series E Preferred Shares”, and 8,100,000 preferred shares have been designated Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares as described below under “— Series F Preferred Shares.” As of March 30, 2026, there were outstanding: 30,127,603 common shares (and 678,173 common shares issued and held as treasury shares), 4,745,947 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares, and 6,747,147 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares.

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

Table of Contents	89

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

Series E Preferred Shares

We had 4,745,947 of our 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 30, 2026, which were issued on April 5, 2017, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series E Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after May 28, 2027. Dividends on the Series E Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 28th day of February, May, August and November of each year, commencing May 28, 2017, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, May 28, 2027 at a fixed rate equal to 9.25% per annum of the stated liquidation preference and (ii) from and including May 28, 2027, at a floating rate equal to three-month LIBOR plus a spread of 6.881% per annum of the stated liquidation preference. The Certificate of Designations for the Series E Preferred Shares states that if fewer than three New York City banks selected by the Company quote three-month LIBOR rates in the manner described in the Certificate of Designations, the three-month LIBOR Rate for the applicable dividend period will be the same as for the immediately preceding dividend period, or, if there was no such dividend period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding dividend period. Accordingly, as three-month LIBOR has been permanently discontinued, we expect that from and including May 28, 2027, the dividend rate applicable to the Series E Preferred Shares will remain at the same rate applicable to prior dividend periods in accordance with the Certificate of Designations for the Series E Preferred Shares (i.e., the fixed rate of 9.25% per annum). The Series E Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series E Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series E Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series E Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series E Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series E Preferred Shares rank pari passu with the Series F Preferred Shares. The Series E Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Series F Preferred Shares

We had 6,747,147 of our 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares outstanding as of March 30, 2026, which were issued on June 28, 2018, during 2021 and in the first quarter of 2022. The initial liquidation preference of the Series F Preferred Shares is $25.00 per share, subject to adjustment. The shares are redeemable by us at any time on or after July 30, 2028. Dividends on the Series F Preferred Shares are cumulative from the date of original issue and will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing October 30, 2018, when, as and if declared by our board of directors. Dividends will be payable from cash available for dividends (i) from and including the original issue date to, but excluding, July 30, 2028 at a fixed rate equal to 9.50% per annum of the stated liquidation preference and (ii) from and including July 30, 2028, at a floating rate equal to three-month LIBOR plus a spread of 6.54% per annum of the stated liquidation preference. The Certificate of Designations for the Series F Preferred Shares states that if fewer than three New York City banks selected by the Company quote three-month LIBOR rates in the manner described in the Certificate of Designations, the three-month LIBOR Rate for the applicable dividend period will be the same as for the immediately preceding dividend period, or, if there was no such dividend period, the dividend shall be calculated at the dividend rate in effect for the immediately preceding dividend period. However, if the Company or the calculation agent for the Series F Preferred Shares determines that LIBOR has been permanently discontinued, the calculation agent shall use, as a substitute for LIBOR (the “Alternative Rate”) and for each future dividend determination date, the alternative reference rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with accepted market practice. As part of such substitution, the calculation agent shall, after consultation with the Company, make such adjustments to the Alternative Rate or the spread thereon, as well as the business day convention, dividend determination dates and related provisions and definitions, in each case that are consistent with accepted market practice for the use of such Alternative Rate for obligations such as the Series F Preferred Shares. If, however, the calculation agent determines that LIBOR has been discontinued, but for any reason an Alternative Rate has not been determined, LIBOR shall be equal to such rate on the dividend determination date when LIBOR was last available on the Reuters Page LIBOR01, as determined by the calculation agent. Accordingly, as three-month LIBOR has been permanently discontinued, we expect that from and including July 30, 2028, the dividend rate applicable to the Series F Preferred Shares will be based on a replacement rate based on three-month CME Term SOFR plus a customary adjustment amount. The Series F Preferred Shares represent perpetual equity interests in us and, unlike our indebtedness, do not give rise to a claim for payment of a principal amount at a particular date. As such, the Series F Preferred Shares rank junior to all of our indebtedness and other liabilities with respect to assets available to satisfy claims against us. Upon any liquidation or dissolution of us, holders of the Series F Preferred Shares and any pari passu securities will generally be entitled to receive, on a pro rata basis, the liquidation preference of the Series F Preferred Shares, or, in the case of pari passu securities, the liquidation preference of such series of pari passu securities, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to our creditors and holders of securities senior to the Series F Preferred Shares, but before any distribution is made to or set aside for the holders of junior shares, including our common shares. The Series F Preferred Shares rank pari passu with the Series E Preferred Shares. The Series F Preferred Shares are not convertible into common shares or other of our securities, do not have exchange rights and their holders are not entitled to any preemptive or similar rights.

Table of Contents	90

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

Table of Contents	91

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

Access to books and records and dissemination of information. Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s Certificate of Incorporation, its Memorandum of Association (including its objects and powers) and any alteration to its Memorandum of Association and a copy of its Directors’ register. The shareholders have the additional right to inspect the Bye-laws of the company, minutes of general meetings and the company’s audited financial statements, which must be presented at the annual general meeting. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public without charge. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. We maintain a share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers that is open for inspection for not less than two (2) hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

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

Table of Contents	92

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

Table of Contents	93

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

Table of Contents	94

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

The CIT Act does not impose any withholding tax, capital transfer tax, estate duty or inheritance tax, so there will continue to be no such taxes payable by us or by our shareholders in respect of our shares following 1 January 2026. We pay an annual government fee on our authorized share capital and share premium, which for 2026 is $20,105.

Under current Bermuda law, shareholders not ordinarily resident in Bermuda will not be subject to any income, withholding or other taxes or stamp or other duties upon the issue, transfer or sale of common shares, Series E Preferred Shares or Series F Preferred Shares or on any payments made on common shares, Series E Preferred Shares or Series F Preferred Shares.

Table of Contents	95

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

This summary deals only with common shares, Series E Preferred Shares or Series F Preferred Shares that are held as capital assets by a United States holder, and does not address tax considerations applicable to United States holders that may be subject to special tax rules, such as:

•	Dealers or traders in securities or currencies;

•	Financial institutions;

•	Insurance companies;

•	Tax-exempt entities;

•	United States holders that hold common shares as a part of a straddle or conversion transaction or other arrangement involving more than one position;

•	United States holders that own, or are deemed for United States tax purposes to own, ten percent or more of the total combined voting power of all classes of our voting stock;

•	A person subject to United States federal alternative minimum tax;

•	A partnership or other entity classified as a partnership for United States federal income tax purposes;

•	United States holders that have a principal place of business or “tax home” outside the United States; or

•	United States holders whose “functional currency” is not the United States dollar

Table of Contents	96

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

Table of Contents	97

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

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market, which we refer to as the listing requirement. Since our common shares, Series E Preferred Shares and Series F Preferred Shares are our sole classes of issued and outstanding shares, were listed on the New York Stock Exchange throughout 2025, we satisfied the listing requirement for 2025. We expect that we will continue to do so, with respect to our common shares, Series E Preferred Shares and Series F Preferred Shares for subsequent years.

It is further required that with respect to each class of stock relied upon to meet the listing requirement (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe our common shares, Series E Preferred Shares and Series F Preferred Shares satisfied the trading frequency and trading volume tests for 2025 and will also do so in subsequent years. For so long as the aggregate value of our common shares exceeds the aggregate value of our Series E Preferred Shares and Series F Preferred Shares, if our common shares meet the trading frequency and trading volume tests, our Series E Preferred Shares, Series F Preferred Shares do not need to meet these tests (and, if the aggregate value of our common shares and any of our Series E Preferred Shares or Series F Preferred Shares meet the trading frequency and trading volume tests, the other series of our preferred shares would not need to meet these tests). Even if these tests were not satisfied, with respect to any of our common shares, Series E Preferred Shares, Series F Preferred Shares, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we believe was the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in 2025 and we expect to be the case with our common shares, Series E Preferred Shares and Series F Preferred Shares in subsequent years, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

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

We do not believe that we were subject to the 5 Percent Override Rule for 2025. Therefore, we believe that we satisfied the Publicly-Traded Test for 2025. However, there is no assurance that we will continue to satisfy the Publicly-Traded Test. If we were to be subject to the 5 Percent Override Rule for any tax year, then our ability and that of our subsidiaries to qualify for the benefits of Section 883 would depend upon our ability to establish, in accordance with specified ownership certification procedures, that a sufficient portion of the common shares, Series E Preferred Shares or Series F Preferred Shares, within the closely-held block are owned, actually or under applicable constructive ownership rules, by qualified shareholders for purposes of Section 883, to preclude the common shares, Series E Preferred Shares and Series F Preferred Shares in the closely-held block that are not so owned from constituting 50% or more of the common shares, Series E Preferred Shares or Series F Preferred Shares for more than half the number of days during the tax year. Since there can be no assurance that we would be able to establish these requirements, there can be no assurance that we or our subsidiaries will qualify for the benefits of Section 883 for any subsequent tax year.

Table of Contents	98

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

U.S.-source shipping income would be considered “effectively connected” with the conduct of a United States trade or business only if:

•We or one of our subsidiaries has, or is considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•(i) in the case of shipping income other than that derived from bareboat charters, substantially all of our or such subsidiary’s U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States and (ii) in the case of shipping income from bareboat charters, substantially all of our or such subsidiary’s income from bareboat charters is attributable to a fixed place of business in the U.S.

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

Table of Contents	99

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

Table of Contents	100

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

We do not believe that we were classified as a PFIC for our taxable year ended December 31, 2025. Based on the projected composition of our income and valuation of our assets, we do not expect that we will constitute a PFIC with respect to the current or any future taxable year, although there can be no assurance in this regard.

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

Table of Contents	101

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

Table of Contents	102

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

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a current report on Form 6-K.

Table of Contents	103

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

Interest rate risk

The Company is exposed to market risk from changes in interest rates, which could impact its results of operations, financial condition and cash flow. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that reflects management’s interest rate outlook. As of March 30, 2026, we had a notional amount of $405.8 million in non-hedging swaps. The annualized impact resulting from a 0.25%-point increase in interest rates based on the notional amount at December 31, 2025 would be an increase of approximately $0.8 million in earnings and cash flow. An increase of 0.25% in interest rates will increase our loan interest rate payments by $4.8 million based on the outstanding amounts as of December 31, 2025 and the loans scheduled for amortization as of that date.

The table below provides information about our financial instruments at December 31, 2025, which are sensitive to changes in interest rates, including our debt and interest rate swaps. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted-average variable rates are based on the implied forward rates in the yield curves at the reporting date. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Table of Contents	104

		Expected Maturities(1)
	Balance as of Dec. 31, 2025	2026	2027	2028	2029	2030	Thereafter
	(In millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate Debt(2)	1,930.4	304.8	358.9	289.4	323.5	111.3	542.5
Weighted Average Interest Rate	5.76%	5.10%	4.84%	5.00%	5.20%	5.38%	5.79%
	1,930.4	304.8	358.9	289.4	323.5	111.3	542.5
Interest Rate Swaps:
Interest rate swaps-variable to fixed Notional Amount at December 31,2025 (3)	339.2	30.4	9.0	18.0	—	—	—
Average Pay Rate	3.18%	3.17%	3.82%	3.82%	—	—	—
Average Receive Rate	3.88%	3.47%	3.18%	3.26%	—	—	—

(1)	These are the expected maturities based on the balances as of December 31, 2025.

(2)	Interest Payments on US Dollar-denominated debt and interest rate swaps are based on SOFR.

(3)	Four out of the five interest rate swaps have an option for extension at the financial institutions’ discretion in order to cover the remaining period of the outstanding loan.

Bunker price risk

The Company regularly enters into bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its spot trading vessels. During 2025, the Company entered into fourteen bunker swap agreements with expiration dates December 2025 (eight swaps), July 2026 (two swaps), December 2026 (two swaps) and December 2027 (two swaps). As of March 30, 2026, the Company has six swap agreements that expire in July 2026 (two swaps), December 2026 (two swaps) and December 2027 (two swaps).

EUAs price risk

The Company enters into EUAs spot and swap agreements to manage its spot trading vessels exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2026, for the previous calendar year.

Foreign exchange rate fluctuation

The currency the international tanker industry is primarily using is the U.S. dollar. Virtually all of our revenues are in U.S. dollars and the majority of our operating costs are incurred in U.S. dollars. We incur certain operating expenses in foreign currencies, the most significant of which are in Euros. During fiscal 2025, approximately 20.4% of the total of our vessel and voyage costs and overhead expenditures were denominated in Euro. Based on 2025 Euro expenditure, therefore, we estimate that for every 1% change in the Euro/U.S. dollar rate there would be a 0.2% impact on vessel operating expenses and minimal impact on other cost categories apart from dry-docking which would depend on the location of the selected yard. However, we have the ability to shift our purchase of goods and services from one country to another and, thus, from one currency to another in order to mitigate the effects of exchange rate fluctuations. We have a policy of continuously monitoring and managing our foreign exchange exposure. On occasion, we do directly purchase amounts of Euro with U.S. dollars, but to date, we have not engaged in any foreign currency hedging transactions, as we do not believe we have had material risk exposure to foreign currency fluctuations.

Inflation

Although inflation has had a moderate impact on operating expenses, dry-docking expenses, our management does not consider inflation to be a significant risk to direct costs in the current economic environment.

Item 12. Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Table of Contents	105

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established within Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on its assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2025, was effective. The Company’s independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2025 as discussed in Item 15(c) below.

C. Attestation Report of Independent Registered Public Accounting Firm

Ernst & Young (Hellas) Certified Auditors Accountants S.A., or Ernst & Young (Hellas), which has audited the consolidated financial statements of the Company for the year ended December 31, 2025, has also audited the effectiveness of the Company’s internal control over financial reporting as stated in their audit report which is incorporated into Item 18 of this Form 20-F from page F-4 hereof.

D. Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s most recent fiscal year that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Table of Contents	106

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

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its directors, officers and employees. A copy of our code of ethics is posted in the “Investor Relations” section of the Tsakos Energy Navigation Limited website and may be viewed at http://www.tenn.gr. We will also provide a hard copy of our code of ethics free of charge upon written request of a shareholder. Shareholders may direct their requests to the attention of Investor Relations, c/o George Saroglou or Harrys Kosmatos, Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece.

Item 16C. Principal Accountant Fees and Services

Ernst & Young (Hellas) has audited our annual financial statements acting as our “Independent Registered Public Accounting Firm” for the fiscal years ended December 31, 2025 and 2024.

Audit Fees

The audit fees include the aggregate fees billed for professional services rendered for the audit of our 2025 and 2024 annual financial statements and for related services that are reasonably related to the performance of the audit or services that are normally provided by the auditor in connection with regulatory filings or engagements for those financial years (including comfort letters, review of the 20-F, consents and other services related to SEC requirements).

The total amount billed and accrued for the Ernst & Young (Hellas) audit services performed in 2025 and 2024 (in Euros) was €735,000 and €724,500 respectively.

Audit-Related Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2025 or 2024.

Tax Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2025 or 2024.

All Other Fees

Ernst & Young (Hellas) did not provide any services that would be classified in this category during 2025 or 2024.

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

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No equity securities were repurchased by the Company in the years ended December 31, 2025 and 2024.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Table of Contents	107

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

 Given the multifaceted nature of cybersecurity threats, establishing a comprehensive approach is challenging. However, recognizing the vulnerabilities inherent in our global supply chain ecosystem and the volatile geopolitical environment, we prioritize ongoing review and updates to our strategy, with a focus on key risk areas. Our cybersecurity program is designed in alignment with recognized frameworks, including ISO 27001 and the European Union's Network and Information Security Directive (NIS2), as well as the International Maritime Organization (IMO) guidelines on maritime cyber risk management (MSC-FAL.1/Circ.3). These frameworks inform the design and operation of our Information Security Management System (ISMS), which serves as the foundation of our cyber risk management approach.

 The imperative to deliver applications and information securely across diverse devices underscores the need for robust cybersecurity measures, both ashore and aboard vessels. To this end, our cybersecurity risk management encompasses several key components:

1.	Employee Training and Awareness: Regular training sessions and awareness programs reinforce our Acceptable Use Policies, recognizing the crucial role of the human element in defending against cyber threats.

2.	Technical Measures: Implementation of industry-accepted technical safeguards aligned with ISO 27001 controls, including network configurations, access controls, and detection software, helps fortify our systems against cyber incidents.

3.	Periodic Monitoring: We employ ongoing monitoring mechanisms to track internal and external cybersecurity threats, ensuring timely response and mitigation. This includes the engagement of a dedicated Security Operations Center (SOC) provider that continuously monitors our IT infrastructure for anomalies, threats, and potential intrusions

4.	Knowledge Sharing: Engagement in webinars, seminars, and forums facilitates the gathering and dissemination of threat intelligence, enriching our internal audit and compliance efforts.

5.	Third-party Evaluations: Periodic assessments by external consultants help evaluate the effectiveness of our security controls and identify potential vulnerabilities.

6.	Incident Response: The Company maintains a formal Incident Response framework as part of its SMS. This framework defines the procedures for identification, containment, eradication, recovery, and post-incident review of cybersecurity events. The SOC provider supports real-time detection and escalation to validate its effectiveness and readiness. Incidents are promptly reported, assessed, and escalated as necessary, with incident response processes geared towards minimizing impact and ensuring business continuity.

Regular audits and reviews of our cybersecurity policies and controls, conducted both internally and externally, provide assurance of our commitment to maintaining robust defenses.

Table of Contents	108

Governance

Our governance structure supports effective oversight of cybersecurity risks. The Company has appointed a dedicated Information Security Officer (ISO) who is responsible for the development, implementation, and ongoing management of the cybersecurity program. The ISO is supported by an external global cybersecurity consultancy firm, which provides specialized expertise in governance & compliance, threat intelligence, risk assessments, and strategic cyber advisory services. The IT department implements, maintains, and monitors our cybersecurity program and associated technical controls on a day-to-day basis, while Management oversees risk management.

Management updates the Audit Committee of the Board of Directors on the cybersecurity program as well as potential cyber threats, mitigation efforts, and the effectiveness of internal controls on a quarterly basis. The Audit Committee provides overall oversight of the cybersecurity framework, including significant incidents, disclosure compliance, coordination with law enforcement, and related financial and operational impacts.

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

Table of Contents	109

Item 19. Exhibits

The following Exhibits are filed as part of this Annual Report. Certain exhibits have been previously filed with the SEC pursuant to the Exchange Act (Commission File Number 001-31236).

Number Description

1.1	Memorandum of Association of Tsakos Energy Navigation Limited(P) (filed as Exhibit 3.1 to the Company’s Registration Statement on Form F-1 (File No. 333-82326) filed with the SEC and hereby incorporated by reference to such Registration Statement).

1.2	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on June 10, 2014, and hereby incorporated by reference).

1.3	Memorandum of Increase of Share Capital (filed as Exhibit 3.1 to the Company’s 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference).

1.4	Bye-laws of Tsakos Energy Navigation Limited (filed as Exhibit 3.2 to the Company’s Form 6-K filed with the SEC on July 8, 2022, and hereby incorporated by reference).

2.1	Certificate of Designation of the 9.25% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on April 4, 2017, and hereby incorporated by reference).

2.2	Certificate of Designation of the 9.50% Series F Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (filed as Exhibit 3.3 to the Company’s Form 8-A filed with the SEC on June 27, 2018 and hereby incorporated by reference).

2.3	Description of Securities (filed herewith)

4.1	Amended and Restated Management Agreement between Tsakos Energy Navigation Limited and Tsakos Energy Management Limited effective January 1, 2007 (filed as Exhibit 4.4 to the Company’s 20-F filed with the SEC on May 15, 2007, hereby incorporated by reference to such Annual Report).

4.2	Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (filed as Exhibit 4.8 to the Company’s Registration Statement on Form S-8 filed with the SEC on May 1, 2024 and hereby incorporated by reference).

8	List of subsidiaries of Tsakos Energy Navigation Limited (filed herewith).

11.1	Insider Trading Policy ((filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 11, 2025, and hereby incorporated by reference).

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (filed herewith).

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

15.1	Consent of Independent Registered Public Accounting Firm (filed herewith).

97.1	Compensation Recovery Policy (filed as Exhibit 97.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 19, 2024, and hereby incorporated by reference).

101.INS	Inline XBRL Instance Document (filed herewith)

101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith)

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith)

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith)

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith)

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith)

104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Table of Contents	110

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TSAKOS ENERGY NAVIGATION LIMITED

Name:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
Title:	Chief Executive Officer
Date:	April 6, 2026

Table of Contents	111

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Table of Contents	F- 1

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2026 expressed an unqualified opinion thereon.

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

Table of Contents	F- 2

Impairment indicators for vessels held and used

Description of the matter	As of December 31, 2025, the carrying value of the Company’s vessels, including unamortized dry-docking costs was $3,179,861. As discussed in Note 1(i), 4 and 5 to the consolidated financial statements, the Company assesses whether events or changes in circumstances have occurred that could indicate that the carrying amounts of its vessels plus unamortized dry-docking costs may not be recoverable, in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”).

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

April 6, 2026

Table of Contents	F- 3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, other comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 6, 2026 expressed an unqualified opinion thereon.

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

April 6, 2026

Table of Contents	F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2025, AND 2024 (Expressed in thousands of U.S. Dollars—except share and per share data)

	2025	2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$293,312	$343,373
Restricted cash	4,817	4,939
Margin deposits	4,270	4,270
Time deposits	5,000	—
Trade accounts receivable, net (Note 1(f))	41,079	26,451
Capitalized voyage expenses	777	1,437
Due from related parties (Note 2)	—	2,842
Advances and other	19,461	36,284
Inventories	12,591	18,948
Investments In Debt Securities held to maturity, short-term	15,141	—
Investment In Debt Securities, available for sale	15,494	—
Prepaid insurance and other	8,627	8,380
Receivable, short-term (Note 3)	12,767	4,370
Current portion of financial instruments-Fair value (Note 14)	1,296	509
Total current assets	434,632	451,803
FINANCIAL INSTRUMENTS-FAIR VALUE, net of current portion (Note 14)	—	84
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	7,770	15,937
LONG-TERM RECEIVABLE (Note 3)	—	8,183
INVESTMENTS IN DEBT SECURITIES HELD TO MATURITY (Note 9)	25,233	25,230
FIXED ASSETS (Note 4)
Advances for vessels under construction	301,868	246,392
Vessels	4,344,691	4,030,874
Accumulated depreciation	(1,188,616)	(1,111,091)
Vessels’ Net Book Value	3,156,075	2,919,783
Total fixed assets	3,457,943	3,166,175
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	27,503	39,110
Total assets	$3,953,081	$3,706,522
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$301,734	$251,752
Payables	42,676	55,846
Due to related parties (Note 2)	3,170	880
Dividends payable	15,064	—
Accrued liabilities	68,117	49,901
Unearned revenue (Note 1(m))	17,273	37,410
Current portion of obligations under operating leases (Note 3)	7,770	11,608
Current portion of financial liability under operating leases (Note 3)	249	1,097
Current portion of financial instruments-Fair value (Note 14)	1,987	25
Total current liabilities	$458,040	$408,519
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,619,241	1,495,342
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	—	4,329
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 15)	12,322	31,135
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	473	—
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2025 and December 31, 2024	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2025 and December 31, 2024; 30,805,776 shares issued and 30,127,603 shares outstanding at December 31, 2025 and December 31, 2024	151,541	151,541
Additional paid-in capital	926,769	919,718
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive loss	(1,886)	(904)
Retained earnings	738,350	652,651
Total Tsakos Energy Navigation Limited stockholders’ equity	1,819,476	1,727,708
Non-controlling interest	43,529	39,489
Total stockholders’ equity	1,863,005	1,767,197
Total liabilities and stockholders’ equity	$3,953,081	$3,706,522

The accompanying notes are an integral part of the consolidated financial statements.

Table of Contents	F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2025	2024	2023
VOYAGE REVENUES:	$798,689	$804,061	$889,566
EXPENSES:
Voyage expenses	122,184	152,875	155,724
Charter hire expense	13,551	17,966	24,680
Vessel operating expenses	210,960	198,049	194,914
Depreciation and amortization	170,054	159,902	144,241
General and administrative expenses	42,079	45,373	33,339
Gain on sale of vessels (Note 4)	(12,456)	(48,662)	(81,198)
Impairment charges (Note 4)	—	—	26,367
Total expenses	546,372	525,503	498,067
Operating income	252,317	278,558	391,499
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(97,839)	(112,151)	(100,821)
Interest income	10,492	15,124	14,582
Other, net	(26)	99	(176)
Total other expenses, net	(87,373)	(96,928)	(86,415)
Net income	164,944	181,630	305,084
Less: Net income attributable to the non-controlling interest	(4,040)	(5,399)	(4,902)
Net income attributable to Tsakos Energy Navigation Limited	$160,904	$176,231	$300,182
Effect of preferred dividends (Note 10)	(27,000)	(27,000)	(30,184)
Deemed dividend on Series D Preferred Shares (Note 10)	—	—	(3,256)
Undistributed and distributed income allocated to non-vested restricted common stock (Note 10)	(1,602)	(959)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$132,302	$148,272	$266,742
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$4.45	$5.03	$9.04
Weighted average number of shares, basic and diluted	29,739,492	29,505,603	29,505,603

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE YEARS ENDED

DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2025	2024	2023
Net income	$164,944	$181,630	$305,084
Other comprehensive income
Unrealized loss on interest rate swaps, net	(982)	(3,389)	(5,180)
Comprehensive income	163,962	178,241	299,904
Less: comprehensive income attributable to the non-controlling interest	(4,040)	(5,399)	(4,902)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$159,922	$172,842	$295,002

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars-except for share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders’ Equity
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$(6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919
Net income	—	—	—	—	—	300,182	—	300,182	4,902	305,084
Redemption of Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(20,388)	(20,388)
Redemption of Series D preferred shares	(3,517)	—	(81,154)	—	—	(3,256)	—	(87,927)	—	(87,927)
Cash dividends paid ($1.0 per common share)	—	—	—	—	—	(29,508)	—	(29,508)	—	(29,508)
Dividends paid on Class B preferred shares of subsidiary	—	—	—	—	—	—	—	—	(1,446)	(1,446)
Dividends paid on Series D preferred shares	—	—	—	—	—	(3,907)	—	(3,907)	—	(3,907)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Other comprehensive loss	—	—	—	—	—	—	(5,180)	(5,180)	—	(5,180)
BALANCE December 31, 2023	$11,493	$150,919	$912,214	678,173	$(6,791)	$548,237	$2,485	$1,618,557	$34,090	$1,652,647
Net income	—	—	—	—	—	176,231	—	176,231	5,399	181,630
Issuance and forfeiture of restricted shares 622,000	—	622	(622)	—	—	—	—	—	—	—
Cash dividends paid ($1.50 per common share)	—	—	—	—	—	(44,817)	—	(44,817)	—	(44,817)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	8,126	—	—	—	—	8,126	—	8,126
Other comprehensive loss	—	—	—	—	—	—	(3,389)	(3,389)	—	(3,389)
BALANCE December 31, 2024	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197
Net income	—	—	—	—	—	160,904	—	160,904	4,040	164,944
Cash dividends declared ($0.50 per common share)	—	—	—	—	—	(15,064)	—	(15,064)	—	(15,064)
Cash dividends paid ($1.10 per common share)	—	—	—	—	—	(33,141)	—	(33,141)	—	(33,141)
Dividends paid on Series E preferred shares	—	—	—	—	—	(10,976)	—	(10,976)	—	(10,976)
Dividends paid on Series F preferred shares	—	—	—	—	—	(16,024)	—	(16,024)	—	(16,024)
Stock based compensation expense	—	—	7,051	—	—	—	—	7,051	—	7,051
Other comprehensive loss	—	—	—	—	—	—	(982)	(982)	—	(982)
BALANCE December 31, 2025	$11,493	$151,541	$926,769	678,173	$(6,791)	$738,350	$(1,886)	$1,819,476	$43,529	$1,863,005

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023 (expressed in thousands of U.S. dollars)

	2025	2024	2023
Cash Flows from Operating Activities:
Net income	$164,944	$181,630	$305,084
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	148,307	138,396	122,811
Amortization of deferred dry-docking costs and leasehold improvements	21,747	20,091	21,124
Amortization of deferred finance costs	3,261	3,626	3,623
Amortization of right of use assets for finance lease	—	1,415	306
Amortization of assumed liabilities from time charters attached	(18,813)	(15,792)	—
Amortization of revenue escalation	942	2,013	(3,984)
Stock-based compensation expense	7,051	8,126	—
Interest expense on long term receivable, net	—	(541)	(505)
Interest income from debt securities, held to maturity, accrued	(144)	(166)	(64)
Interest income from debt securities, available for sale, accrued	(69)	—	—
Change in fair value of derivative instruments	254	(3,541)	(5,868)
Gain on sale of vessels	(12,456)	(48,662)	(81,198)
Impairment charges	—	—	26,367
Payments for dry-docking	(14,784)	(24,738)	(19,071)
(Increase) Decrease in:
Receivables and other, net	4,095	16,866	28,371
Inventories	6,357	3,565	3,704
Prepaid insurance and other	(929)	(3,398)	2,905
Capitalized voyage expenses	660	11	456
Increase (Decrease) in:
Payables and other	(10,880)	12,961	(11,830)
Accrued liabilities	18,216	10,314	(2,805)
Unearned revenue	(20,137)	5,508	5,853
Net Cash provided by Operating Activities	297,622	307,684	395,279
Cash Flows from Investing Activities:
Advances for vessels under construction	(219,593)	(160,413)	(134,741)
Vessel acquisitions and/or improvements	(302,150)	(489,609)	(163,644)
Investments in debt securities, held to maturity	(25,000)	(20,000)	(5,000)
Investments in debt securities, available for sale	(15,425)	—	—
Proceeds from redemption of debt securities, held to maturity	10,000	—	—
Time deposits	(5,000)	—	—
Proceeds from sale of vessels	99,050	228,416	165,944
Net Cash used in Investing Activities	(458,118)	(441,606)	(137,441)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	490,852	410,632	411,424
Financing costs	(1,831)	(4,805)	(3,952)
Payments of long-term debt and other financial liabilities	(317,719)	(226,085)	(426,315)
Payments on principal portion of financial liabilities	(848)	(2,385)	(1,564)
Redemption of Series D preferred shares	—	—	(87,927)
Redemption of Series B preferred shares	—	—	(20,388)
Cash dividends	(60,141)	(71,817)	(61,861)
Net Cash provided by (used in) Financing Activities	110,313	105,540	(190,583)
Net (decrease) increase in cash and cash equivalents and restricted cash	(50,183)	(28,382)	67,255
Cash and cash equivalents and restricted cash at beginning of period	348,312	376,694	309,439
Cash and cash equivalents and restricted cash at end of period	$298,129	$348,312	$376,694
Interest paid
Cash paid for interest net of amounts capitalized	$94,003	$108,648	$101,344
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	293,312	343,373	372,032
Restricted cash	4,817	4,939	4,662
Total Cash and cash equivalents and restricted cash	298,129	348,312	376,694

The accompanying notes are an integral part of these consolidated financial statements.

Table of Contents	F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

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

(c) Other Comprehensive Income: The consolidated statement of other comprehensive income, presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive (loss) income on the face of the statement in which the components of other comprehensive income are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(f) Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2025, 2024 and 2023, the Company had no material write offs of trade accounts receivable, deemed uncollectible.

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

Impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2025, and December 31, 2024.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2025, and December 31, 2024.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(i) Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels (including vessels under construction) for impairment, whenever events or changes in circumstances (such as market conditions, regulatory and environmental developments, potential sales and other business plans) indicate that the carrying amount of a vessel including any unamortized dry-docking costs (Note 1(j)) may not be recoverable, in accordance with ASC 360 “Property, Plant and Equipment”. When such indicators are present, a vessel to be held and used is tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs over the fair market value of the asset. The Company determines the fair value of its vessels based on management estimates and assumptions and by making use of available market data and taking into consideration third-party valuations. In cases where sale and purchase activity in the market does not exist or is limited, the Company uses future discounted net operating cash flows or a combination of future discounted net operating cash flows and third-party valuations to estimate the fair value of an impaired vessel, respectively. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels, for which impairment indicators were present, indicated no impairment as of December 31, 2025 and December 31,2024, and $26,367 for the year ended December 31, 2023 (Note 4).

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment, under ASC 360 “Property, Plant and Equipment”, whenever events or changes in circumstances indicate by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(j)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right-of-use assets as of December 31, 2025, 2024 and 2023, indicated no impairment charge.

(j) Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

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

(k) Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Expenses for undrawn loan amounts as of the balance sheet date are capitalized and deferred, as applicable. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

Table of Contents	F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(l) Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs. The Company remeasures the lease liability to reflect changes to the lease payments as described in paragraphs 842-10-35-4 through 35-5. The discount rate is also revised at the remeasurement date based on the remaining lease term and lease payments. A lessee shall recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. The Company also reassesses lease term and classification of the lease as this might be deemed necessary upon remeasurement.

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

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income. (Note 1(j)).

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

The Company has three sale and leaseback transactions accounted for as operating leases as of December 31, 2025, and 2024, and one accounted for as a financing arrangement as of December 31, 2025, and 2024 (Notes 3 & 6).

Table of Contents	F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(m) Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $136,701, $218,588 and $348,860 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025 and 2024, receivables from voyage charters and contracts of affreightment amounted to $7,302 and $11,416 respectively, the majority of them collected upon completion of the voyage.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Revenues from time, bareboat and pooling charter arrangements amounted to $661,988, $585,473 and $540,706 for the years ended December 31, 2025, 2024 and 2023, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company's vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is realized or realizable and all contingencies are resolved. During 2025, 2024 and 2023, the Company incurred insurance recoveries from loss of hire amounting to $3,489, $11,075 and $5,400, respectively, included in voyage revenues of the consolidated statements of comprehensive income.

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2025, to fulfill contracts were $3,905. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2025 and 2024, receivables from voyage related and operating reimbursable expenses amounted to $365 and $995, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damages to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2025, 2024 and 2023, the Company incurred insurance recoveries from damages to fixed assets amounting to $3,714, $10,774 and $8,867, respectively, included in operating and voyage expenses of the consolidated statements of comprehensive income.

European Union’s Emissions Trading System: From January 1, 2024, the European Union expanded the EU Emissions Trading System to cover ships over 5,000 gross tonnage, requiring companies to acquire and surrender EU allowances (“EUAs”) for emissions from voyages to, from, and within the EU. The system covers 100% of intra-EU emissions and 50% of international voyage emissions, with obligations phased in at 40% (2025), 70% (2026), and 100% from 2027 onward. Shipping companies must surrender allowances corresponding to their verified annual emissions by scheduled deadlines (by 30 September each year for emissions of the previous calendar year). The value of the EUAs to be provided to the Company pursuant to the terms of its agreements with the charterers of its vessels is included in voyage revenues in the accompanying consolidated statements of comprehensive income, with a corresponding impact in trade accounts receivable, net, in the accompanying consolidated balance sheets, considering the Company has an unconditional right for reimbursement. The value of the EUA obligations incurred by the Company under the EU ETS are included in voyage expenses, in the accompanying consolidated statements of comprehensive income, with a corresponding impact in accrued liabilities in the accompanying consolidated balances sheets. EUAs held by the Company are intended to be used to settle its EUA obligations and are included in advances and other in the accompanying consolidated balance sheets accounted for as intangible assets at cost. (Note 16).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which a related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $12,450 as at December 31, 2025 ($23,151 as at December 31, 2024), and to revenue resulting from charter agreements with varying rates at the amount of $4,823 as at December 31, 2025 ($14,259 as at December 31, 2024).

Table of Contents	F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Customers’ concentration: Voyage revenues for 2025, 2024 and 2023 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2025	2024	2023
A	17%	17%	22%
B	12%	10%	10%
C	12%	9%	9%

(n) Segment Reporting: The Company has identified its Chief Operating Officer as the Chief Operations Decision Maker (“CODM”) in accordance with ASC 280 “Segment Reporting”. The CODM manages the business on a consolidated basis and uses the information as reported on the accompanying consolidated statements of comprehensive income to allocate resources, makes operating decisions and assesses performance, without discrete financial information by type of vessel or by type of charter or by type of cargo. Additionally, the vessels serve the same type of customers, have similar operations and maintenance requirements, operate in the same regulatory environment, and are subject to similar economic characteristics. Although operating results may be identified by type of vessel, the CODM reviews operating results primarily by consolidated net income of the fleet as this is reflected in the accompanying consolidated statements of comprehensive income. In addition, the CODM is provided on a regular basis with the consolidated operating expenses, deemed as significant and consolidated voyage revenues, both included in the segment profit, presented under corresponding captions in the consolidated statements of comprehensive income. The Company operates two LNG carriers which meet the quantitative thresholds used to determine reportable segments. The CODM does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. The accounting policies applied to the reportable segment are the same as those used in the preparation of the Company's consolidated financial statements.

(o) Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. In addition, the Company enters into EUAs swap agreements to manage its exposure to the EUAs obligations, that the Company must surrender latest by September 30, 2026, for the previous calendar year. Interest rate, bunker and EUAs price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive (loss) income and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

Table of Contents	F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

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

(q) Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(r) Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(s) Earnings Per Share Attributable to Common Stockholders: The Company computes earnings per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

(t) Investments in Debt Securities: The Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Interest income for all categories of investments in securities are included in the accompanying consolidated statements of comprehensive income. In addition, the Company holds an investment of $15,425 as of December 31, 2025, classified as available for sale, with realized gains applicable amounting to $69, included in the accompanying consolidated statements of comprehensive income. No unrealized gains and losses were recorded during 2025 for the Company’s investments in debt securities classified as available-for-sale. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost (Note 9). Time deposits with original maturities exceeding three months are recognized at amortized cost and presented separately in the accompanying consolidated balance sheets. As of December 31, 2025, the Company holds one time deposit of $5,000.

(u) Preferred Shares: The Company follows the provision of ASC 480 “Distinguishing Liabilities from Equity” and ASC 815 “Derivatives and Hedging” to determine the classification of preferred shares as permanent equity, temporary equity or liability. A share that must be redeemed upon or after an event that is not certain of occurrence is not required to be accounted for as a liability pursuant to ASC 480, once the event becomes certain to occur, that instrument should be reclassified to a liability. If preferred shares become mandatorily redeemable pursuant to ASC 480, the Company reclassifies at fair value from equity to liability. The difference between the carrying amount and fair value is treated by the Company as deemed dividend and charged to net income available to common stockholders. The guidance in ASC 260-10-S99-2 is also applicable to the reclassification of the instrument. That guidance states that if an equity-classified preferred stock is subsequently reclassified as a liability based on other US GAAP, the equity instrument is considered redeemed through the issuance of a debt instrument. As such, the Company treats the difference between the carrying amount of the preferred share in equity and the fair value of the preferred share as a dividend for earnings per share purposes.

Table of Contents	F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(v) Liabilities assumed from time charters attached: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction was a purchase of an asset or a business based on the facts and circumstances of the transaction, following ASC 805 “Business Combinations”. For asset acquisitions, when acquiring vessels with attached time charters, the Company recognizes any related asset or liability based on the market value of the assumed charters. It calculates the present value of the difference between the existing charter rate and the market rate for a similar charter, with the same duration, on the acquisition date. This difference is discounted using the Company’s weighted average cost of capital on the acquisition date. The acquisition cost is allocated on a relative fair value basis, to the qualifying assets acquired. Any intangible asset or liability related to the time charter is included in intangible assets and/or liabilities assumed from time charters attached, in the accompanying consolidated balance sheets and is amortized over the remaining term of the charter, in voyage revenues line of the accompanying consolidated statements of comprehensive income.

(w) Stock Based Compensation expense: Stock based compensation expense represents the cost of shares granted to directors and officers of the Company and employees, and persons who provide services to the Company and its subsidiaries and employees of any management company, under the Company’s equity incentive plan, and is included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. The restricted stock issued to employees, directors and officers of any management company, at the grant date, are measured at fair value, equal to the closing stock price on that date and are not remeasured subsequently. The related cost is recognized using the straight-line method over the requisite service period, which is the vesting period during which the employee must provide service to earn the award. For awards that are subject to performance conditions and future service conditions, and if it is probable that the performance conditions for these awards will be satisfied, then, the compensation cost in respect of these awards is recognized over the requisite service period, using the accelerated attribution method, which treats an award with multiple vesting dates as multiple awards and results in a front-loading of the costs of the award.

Further, the Company accounts for restricted share award forfeitures upon occurrence. This is a change to the Company’s previous policy of estimating expected forfeitures, made during the year ended December 31, 2024, upon grant of awards under the 2024 Plan (Note 8). While the previous accounting policy was acceptable, the change is preferable as it aligns better with the industry’s share-based arrangements. No impact applied due to this change in the Company’s accompanying consolidated financial statements for the comparative years, thus, no retrospective application due to this change was necessary. The cumulative effect of the change in the retained earnings included in the accompanying consolidated balance sheets, was nil. The effect of the change has no material effect on the accompanying consolidated financial statements for the year ended December 31, 2025 and 2024.

New Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The standard is intended to require more detailed disclosure about specified categories of expenses (including employee compensation, depreciation, and amortization) included in certain expense captions presented on the face of the income statement. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments affect entities that apply the practical expedient when estimating expected credit losses on current accounts receivable and/or current contract assets arising from transactions under Topic 606, including those assets acquired in a transaction accounted for under Topic 805, Business Combinations. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments are expected to provide decision-useful information to investors and other financial statement users while reducing the time and effort necessary to analyze and estimate credit losses for current accounts receivable and current contract assets. An entity that elects the practical expedient, should apply the amendments prospectively. The amendments will be effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company evaluated the impact of this ASU on its financial statements and determined that there is no effect on its consolidated financial statements and related disclosures.

Table of Contents	F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In November 2025, the FASB issued ASU 2025-09, “Derivatives and Hedging (Topic 815): Hedge Accounting Improvements”, to clarify and enhance hedge accounting guidance, targeting improved alignment with risk management practices and addressing issues from global reference rate reform. The amendments will be effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements”. The standard is intended to make technical corrections, clarifications, and minor updates across various Topics in GAAP to improve clarity and application without significant changes to current practices. The amendments affect all reporting entities within the scope of the guidance and cover areas such as earnings per share, leases, investments, and income taxes. This ASU is effective for fiscal years beginning after December 15, 2026, and for interim periods within those annual reporting periods. Early adoption is permitted with optional prospective or retrospective application on an-issue-by issue basis. The Company is currently assessing the impact this standard will have on its consolidated financial statements and related disclosures.

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

On January 1, 2025, monthly fees for operating conventional vessels were $31.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $29.3, for the suezmax tanker Decathlon, $31.0 for the VLCCs Ulysses, Hercules I, $47.1 for the LNG carrier Maria Energy, $38.8 for the LNG carrier Tenergy, $31.0 for the aframax tanker Maria Princess and $30.0 for the aframax tanker Ise Princess (up to the sale July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 and $28.4 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $37.2. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.7.

The Management Company, for services rendered, charged $20,608, $19,880 and $19,503 for the years ended December 31, 2025, 2024 and 2023, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying consolidated statements of comprehensive income.

Table of Contents	F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2025, 2024 and 2023, an award of $3,000, $7,000, and $5,000, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying consolidated statements of comprehensive income.

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

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2025, are $25,779 for 2026, $25,380 for 2027, $26,753 for 2028, $27,785 for 2029, $27,794 for 2030 and $112,550 from 2031 to 2035.

Also, under the terms of the Management Agreement, the Management Company provide supervisory services for the construction of new vessels for a monthly fee of $21.7 in 2025, and $21.0 in 2024 and 2023, respectively. These fees in total amounted to $4,424, $2,093 and $1,897 for the years ended December 31, 2025, 2024 and 2023, respectively and are accounted for as part of construction costs. At December 31, 2025, the amount due to the Management Company was $144 ($170 at December 31, 2024).

(b) Tsakos Shipmanagement S.A. (“TSM”): The Management Company appointed TSM (previously named TCM, until May 2, 2023) to provide technical management to the Company’s vessels up to February 2023, when TST (Note 2(c)) assumed all technical management responsibilities for all vessels under TSM structure.

The previously named TCM was owned jointly and in equal part by related party interests and by a private German group during the period up to February 2023, and is now fully owned by related party interests. TSM for technical services charged $nil, $nil and $567 for the years ended December 31, 2025, 2024 and 2023, respectively, and it is included in operating expenses in the accompanying consolidated statements of comprehensive income.

At December 31, 2025, the amount due from TSM was $nil ($2,623 at December 31, 2024), relating to advance payments on vessel operating expenses.

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

TST for technical services rendered, charged $2,507, $2,222, $1,203 for the years ended December 31, 2025, 2024 and 2023, respectively, included in operating expenses in the accompanying consolidated statements of comprehensive income. At December 31, 2025, the amount due to TST as technical manager was $828 ($176 due from TST at December 31, 2024).

Table of Contents	F- 20

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

TST provides chartering services for the Company’s vessels by communicating with third-party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchases of vessels brokerage service. In 2025 TST charged a brokerage commission of $505 (representing 0.5% of the sale price) for the sale of the suezmax tanker, Pentathlon, the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess. In 2024 TST charged a brokerage commission of $1,168 (representing 0.5% of the sale price) for the sale of the two suezmax tankers, Eurochampion 2004 and Euronike, the two aframax tankers Izumo Princess and Nippon Princess and the LNG carrier, Neo Energy. In 2023 TST charged a brokerage commission of $848 (representing 0.5% of the sale price) for the sale of the six handymax tankers, Artemis, Afrodite, Ariadne, Aris, Apollon, Ajax and the two handysize tankers Arion and Amphitrite. TST may also charge a fee on delivery of each new building vessel in payment for the cost of design and supervision of the new building by TST. In 2025, $1,000 in aggregate was charged for supervision fees of the two DP2 shuttle tankers Athens 04 and Paris 24, and the two suezmax tankers Dr Irene Tsakos and Silia T. In 2024, $1,000 in aggregate was charged for supervision fees of the aframax tankers Njord DF, Ran DF, Chios DF and Ithaki DF, and in 2023, $500 was charged for supervision fees of the LNG carrier, Tenergy and the DP2 suezmax shuttle tanker, Porto. All commissions are paid in the ordinary course of the Company’s business.

TST for chartering services rendered, charged $9,436, $9,657 and $11,026 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, the amount due to TST as commercial manager was $577 ($430 at December 31, 2024). At December 31, 2025, an amount of $474 ($510 at December 31, 2024) is also due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

On July 24, 2025 and July 28, 2025, the Company sold its handysize tankers Aegeas and Andromeda, respectively, to related party interests, client companies of TST, for $14,000 and $14,000, respectively. (Note 4)

(d) Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with TST. Argosy, for services rendered, charged $18,883, $15,150 and $14,420 for the years ended December 31, 2025, 2024 and 2023, respectively. At December 31, 2025, the amount due to Argosy was $1,181 ($219 due from Argosy at December 31, 2024). At December 31, 2025, an amount of $2,027 ($758 at December 31, 2024) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $7,508, $7,027 and $6,589 for the years ended December 31, 2025, 2024 and 2023, respectively.

At December 31, 2025, the amount due to AirMania was $440 ($456 at December 31, 2024).

3. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. On September 19, 2025, the Company exercised the option to extend the charter period for one year. As of the effective date of the extension, the Company has remeasured the right-of-use asset under operating leases, and the corresponding obligation under operating leases based on the present value of the future minimum lease payments. In addition, the discount rate was revised at the remeasurement date based on the remaining lease term and lease payments. As of December 31, 2025, the Company has classified the seller’s credit, as short-term receivable amounting to $4,411. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $249 (current) as of December 31, 2025, and $1,097 (current) as of December 31, 2024.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2025, the Company has classified the seller’s credit, as short-term receivable amounting to $8,356. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

At December 31, 2025 and 2024, the Company assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

Table of Contents	F- 21

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As at December 31, 2025, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $4,329 for the two suezmaxes Arctic and Antarctic and $3,441 for the aframax tanker Sakura Princess, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the three right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 4.55% (2.54% prior to re-measurement date, September 19, 2025) for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 0.97 and 0.48 years, respectively, as at December 31, 2025 and 0.97 and 1.48 years, respectively, as at December 31, 2024. As at December 31, 2025 and 2024, both the right-of-use assets and the corresponding obligation under operating leases were $7,770 (current) and $15,937 (current portion $11,608 and non-current portion $4,329), respectively.

Year	Lease Commitment
2026	9,021
Minimum net lease payments	$9,021
Less: Present value discount	(1,002)
Total Obligations under operating leases and financial liability	$8,019

The Company has subleased all three vessels and recognized sublease revenue, net of voyage expenses of $29,273 and $33,217 for the years ended December 31, 2025, and 2024, respectively, compared to five vessels with recognized sublease revenue, net of voyage expenses of $77,414 for the year ended December 31, 2023.

Finance leases

On January 9, 2020, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there was a seller’s credit of $11,800 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted for the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On May 31, 2024, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Archangel and Alaska, to repurchase both vessels. In accordance with ASC 842, the Company accounted for the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. On July 19, 2024 and August 22, 2024, the Company repurchased Alaska and Archangel, respectively, at a purchase price of $21,000 each, net of the seller’s credit amount of $5,900 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $43,316, including the application of the seller’s credit of $11,800 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 7.1%. During 2024, the lease liability under finance leases was reduced by $1,835 to reflect the lease payments made during the period and increased by an interest expense of $517, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $55,116. The amount of the right-of-use assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. During 2024, the right-of-use assets were amortized by $1,415. Upon repurchase of Alaska and Archangel, the Company derecognized the right-of-use assets and the lease liability amounting to $53,702 and $41,998, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 4).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

4. Vessels

Acquisitions

On April 28, 2025, on June 5, 2025, on August 14, 2025 and on October 1, 2025, the Company took delivery of its newbuilding DP2 shuttle tanker Athens 04 (Adrian Maritime Ltd.), its suezmax tanker Dr Irene Tsakos (Scout Shiptrade Ltd.), its newbuilding DP2 shuttle tanker Paris 24 (History Maritime Ltd.) and its suezmax tanker Silia T (Iris Marine Corp.), for an aggregate cost of $461,068.

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

Sales

In 2025, the Company sold its suezmax tanker Pentathlon, the two handysize vessels, Aegeas and Andromeda, and the aframax tanker Ise Princess for net proceeds of $99,050, realizing total gain of $12,456.

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

Impairment

As of December 31, 2025, and December 31, 2024, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use assets under operating leases, whenever events or changes in circumstances indicated that impairment indicators were present. As of December 31, 2025, and December 31, 2024, this review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction and its right-of-use assets under operating leases.

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

5. Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $23,786 and $38,135 at December 31, 2025 and 2024, respectively. Leasehold improvements for the suezmaxes Arctic, Antarctic and the aframax Sakura Princess amounted to $3,717, at December 31, 2025 ($975 at December 31, 2024). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying consolidated statements of comprehensive income.

Table of Contents	F- 23

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Long –term debt and other financial liabilities

Long-term debt

Facility	2025	2024
Loans	1,788,115	1,605,654
Less: Deferred finance costs, net	(8,059)	(8,495)
Total long-term debt	1,780,056	1,597,159
Less: Current portion of debt	(295,490)	(245,475)
Add: Deferred finance costs, current portion	2,797	2,739
Long-term debt, net of current portion and deferred finance costs	1,487,363	1,354,423

Loan balances outstanding at December 31, 2025, amounted to $1,788,115. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between July 2026 and September 2033. Interest rates on the outstanding loans as at December 31, 2025, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On March 24, 2025, the Company prepaid the amount of $10,200 to the lender due to sale of its suezmax tanker Pentathlon.

On April 2, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the handysize tankers, Byzantion and Bosporos. The loan is repayable in three semi-annual installments of $1,365.

On April 14, 2025, the Company signed a four-year loan agreement amounting to $114,067 relating to the refinancing of the DP2 shuttle tankers, Porto and Lisboa. On April 16, 2025, the Company drew down the amount of $114,067 and prepaid the amount of $106,567. The new loan is repayable in nine semi-annual installments of $2,087 and eight semi-annual installments of $3,125, commencing three months and six months after the drawdown date, respectively, plus a balloon of $70,284 payable together with the last installment.

On May 22, 2025, the Company signed a new seven-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Dr Irene Tsakos. The new loan is repayable in fourteen semi-annual installments of $1,781, commencing six months after the delivery of the vessel, plus a balloon of $39,191 payable together with the last installment. The drawdown of $64,125 was made on May 30, 2025, for the payment of the delivery installment of the shipbuilding yard.

On September 17, 2025, the Company signed a new six-year loan agreement amounting to $64,125 relating to the post- delivery financing of the under construction suezmax tanker Silia T. The new loan is repayable in twelve semi-annual installments of $1,781.25, commencing six months after the delivery of the vessel, plus a balloon of $42,750 payable together with the last installment. The drawdown of $64,125 was made on September 29, 2025, for the payment of the delivery installment of the shipbuilding yard.

On October 21, 2025, the Company signed a new seven-year loan agreement amounting to $108,243 relating to post- financing of the two MR tankers under construction Delos T and Dion and the LR1 tanker under construction HN1623. On January 7, 2026 and on January 12, 2026 the Company drew down the amount of $27,427.6 and $5,483.5, respectively for the MR tanker under construction Delos T. On February 10, 2026 and on February 17, 2026 the Company drew down the amount of $27,424 and $5,487.1, respectively for the MR tanker under construction Dion. The new loan for each of the two MR tankers under construction is repayable in fourteen semi-annual installments of $914.2, commencing six months after the drawdown date, plus a balloon of $20,112.3 payable together with the last installment and the new loan for the LR1 tanker under construction is repayable in fourteen semi-annual installments of $1,178.4, commencing six months after the drawdown date, plus a balloon of $25,923.2 payable together with the last installment.

On November 5, 2025, the Company signed a five-year loan agreement amounting to $67,000 relating to the refinancing of the panamax tankers, World Harmony, Chantal, Socrates, Selecao and the aframax tanker Sapporo Princess. On November 11, 2025, the Company drew down the amount of $67,000 and on November 12, 2025 prepaid the amount of $16,829. The new loan is repayable in ten semi-annual installments of $4,700, plus a balloon of $20,000 payable together with the last installment.

On November 24, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the panamax tankers, Selini and Salamina. The loan is repayable in two semi-annual installments of $1,154.5.

Table of Contents	F- 24

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On December 12, 2025, the Company signed a twelve-year loan agreement amounting to $1,077,341 relating to the pre- and post- delivery financing of the nine DP2 suezmax shuttle tankers under construction Ipanemas DP, Copa DP, Selecao DP, Maracana DP, Leblon DP, Hull 2738, Hull 2739, Hull 2740 and Hull 2741. On January 22, 2026, the Company drew down the amount of $144,185 in aggregate, for the nine DP2 suezmax shuttle tankers under construction. On March 3, 2026, the Company drew down the amount of $14,812 for the DP2 shuttle tanker under construction Ipanemas DP. The loan for each of the nine DP2s under construction is repayable in twenty-four semi-annual installments of $3,012.8, plus a balloon of $47,397.4 payable on the date falling six years after the delivery date of each vessel.

On December 19, 2025, the Company signed a new one-year loan extension on the existing loan agreement reaching maturity, relating to the refinancing of the aframax tankers, Promitheas and Propontis. The loan is repayable in two semi-annual installments of $1,831, plus a balloon of $8,326 payable together with the last installment.

On February 13, 2026, the Company signed a seven-year loan agreement amounting to $120,000 relating to the refinancing of the LNG carrier, Maria Energy. On February 19, 2026, the Company drew down the amount of $120,000 and prepaid the amount of $84,310. The new loan is repayable in fourteen semi-annual installments of $5,455, plus a balloon of $43,630 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2025, interest rates on the bank loans ranged from 5.12% to 6.50%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2025	5.76%
Year ended December 31, 2024	6.87%
Year ended December 31, 2023	6.68%

Table of Contents	F- 25

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements throughout 2025:

Loan	Origination Date	Original Amount	Balance at January 1, 2025	New Loans	Prepaid	Repaid	Balance at December 31,2025
12-year term loan	2016	309,824	58,984	—	—	10,069	48,915
7 1/2-year term loan	2017	85,000	45,334	—	42,500	2,834	—
8-year term loan	2018	82,752	60,918	—	—	4,597	56,321
5-year term loan	2019	38,250	4,618	—	—	2,309	2,309
7-year term loan	2019	56,352	45,080	—	—	2,818	42,262
10-year term loan	2019	54,387	42,147	—	—	3,010	39,137
7-year term loan	2019	72,000	48,000	—	—	4,800	43,200
5-year term loan	2019	71,036	24,000	—	—	2,400	21,600
5-year term loan	2020	16,800	4,095	—	—	2,730	1,365
5-year term loan	2020	70,000	22,437	—	16,829	5,608	—
6-year term loan	2020	37,500	26,517	—	—	2,652	23,865
5-year term loan	2020	47,000	5,902	—	—	5,902	—
5-year term loan	2021	44,500	12,136	—	—	8,091	4,045
5-year term loan	2021	26,000	20,000	—	—	2,000	18,000
4-year term loan	2021	38,000	15,650	—	—	3,662	11,988
7-year term loan	2021	74,500	66,154	—	64,067	2,087	—
5-year term loan	2022	62,000	48,250	—	—	5,500	42,750
6-year term loan	2022	67,500	45,000	—	—	9,000	36,000
5-year term loan	2022	25,200	17,675	—	—	3,010	14,665
8-year term loan	2022	118,400	111,800	—	—	6,600	105,200
5-year term loan	2022	42,000	31,116	—	10,200	2,042	18,874
6-year term loan	2022	67,500	49,500	—	—	9,000	40,500
5-year term loan	2022	189,000	165,376	—	—	11,812	153,564
5-year term loan	2023	85,000	27,600	—	—	6,867	20,733
5-year term loan	2023	72,150	63,131	—	—	6,013	57,118
5-year term loan	2023	70,000	61,450	—	—	5,700	55,750
5-year term loan	2023	49,000	39,812	—	—	6,125	33,687
8-year term loan	2023	118,400	115,111	—	—	6,578	108,533
7-year term loan	2023	100,000	25,864	74,136	—	—	100,000
5-year term loan	2024	245,000	236,229	—	—	17,541	218,688
7-year term loan	2024	103,456	25,864	77,592	—	2,874	100,582
7-year term loan	2024	111,776	14,904	29,807	—	—	44,711
5-year term loan	2024	25,000	25,000	—	—	3,571	21,429
4 1/4-year term loan	2025	114,067	—	114,067	—	5,212	108,855
7-year term loan	2025	64,125	—	64,125	—	1,781	62,344
6-year term loan	2025	64,125	—	64,125	—	—	64,125
5-year term loan	2025	67,000	—	67,000	—	—	67,000
Total			1,605,654	490,852	133,596	174,795	1,788,115

Table of Contents	F- 26

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

As of December 31, 2025, total undrawn amounts of the existing loan agreements amounted to $1,252,649.

The above bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $37,038 at December 31, 2025, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted.

As at December 31, 2025, the Company and its subsidiaries had thirty-five loan agreements, totaling $1,788,115. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2025.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2025, are as follows:

Year	Amount
2026	$295,490
2027	349,604
2028	280,046
2029	314,124
2030	102,068
2031 and thereafter	446,783
Total	$1,788,115

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2025	December 31, 2024
Other financial liabilities	$142,256	$151,584
Less: Deferred finance costs, net	(1,337)	(1,649)
Total other financial liabilities, net	140,919	149,935
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	287	312
Other financial liabilities, net of current portion and deferred finance costs	$131,878	$140,919

Table of Contents	F- 27

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and recognized the sale proceeds as other financial liabilities.

The annual principal payments of Other financial liabilities required to be made after December 31, 2025, are as follows:

Year	Amount
2026	$9,328
2027	9,328
2028	9,328
2029	9,328
2030	9,328
2031 and thereafter	95,616
Total	$142,256

7. Interest and Finance Costs, net

	2025	2024	2023
Interest expense	106,875	121,574	106,727
Less: Interest capitalized	(12,857)	(8,273)	(4,923)
Interest expense, net	94,018	113,301	101,804
Interest expense on redeemable preferred shares	—	—	791
Bunker and other commodities swaps, put and call options cash settlements	(207)	(1,376)	288
Amortization of deferred finance costs	3,261	3,626	3,623
Bank charges	224	107	237
Amortization of deferred gain on termination of financial instruments	(1,189)	(3,596)	(5,265)
Change in fair value of non-hedging financial instruments	1,732	89	(657)
Net total	97,839	112,151	100,821

Interest expense was $106,875, $121,574 and $106,727 for the years ended December 31, 2025, 2024 and 2023, respectively.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $12,857, $8,273 and $4,923 for the years ended December 31, 2025, 2024 and 2023, respectively.

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in accumulated other comprehensive (loss) income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2025, 2024 and 2023, amortization of deferred gain on termination of hedging interest rate swaps amounted to $1,189 (positive) $3,596 (positive) and $5,265 (positive), respectively.

At December 31, 2025, the Company was committed to five floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $339,174, maturing from September 2026 through March 2028, on which it pays fixed rates averaging 3.18% and receives floating rates based on three-month SOFR and six-month SOFR. Four out of the five interest rate swaps have an option for extension at the financial institutions’ discretion, maturing from November 2026 through September 2031. The interest rate swap agreements were designated and qualified as non-hedging interest rate swaps.

Table of Contents	F- 28

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

At December 31, 2024, the Company held one floating-to-fixed interest rate swap with a major financial institution covering notional amount of $58,500, maturing March 2028, on which it pays fixed rate of 3.82% and receives floating rates based on the six-month SOFR. The interest rate swap agreement was designated and qualified as a non-hedging interest rate swap.

The change in fair value of the above non-hedging interest rate swaps has been included in the change in fair value of non-hedging financial instruments. The fair value of these swap agreements was $201 (negative) and $266 (positive) as at December 31, 2025 and 2024, respectively. The change in the fair values for the years ended December 31, 2025, 2024 and 2023 was $467 (negative), $144 (positive) and $122 (positive), respectively.

During 2025, the Company entered into fourteen bunker swap agreements and four other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between August 2025 through December 2027. For the year ended December 31, 2025, the total net cash received for those agreements amounted to $207. As at December 31, 2025, the Company held six bunker swap agreements and one EUAs swap agreement. During 2024, the Company entered into thirteen bunker swap agreements and six other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the EU Allowances exposure, respectively, with maturity dates between July 2024 through December 2025. For the year ended December 31, 2024, the total net cash received for those agreements amounted to $1,376. As at December 31, 2024, the Company held five bunker swap agreements and three EUAs swap agreements.

The fair value of bunker swap agreements and EUAs emission swap agreements at December 31, 2025 and 2024, was $963 (negative) and $302 (positive), respectively. The change in the fair values for the years ended December 31, 2025, 2024 and 2023 was $1,265 (negative), $233 (negative) and $535 (positive), respectively.

On May 30, 2023, the Company announced the redemption of 3,517,061 Series D Cumulative Redeemable Perpetual Preferred Shares along with accrued dividends. Upon declaration, Series D Preferred Shares were re-classified from equity to current liabilities and any accrued dividends of the period, amounting to $791, were recognized as interest expense.

During 2025, 2024 and 2023, the Company has written-off unamortized deferred finance costs of $nil, $202, and $430, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

8. Stockholders’ Equity

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of the Company’s managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares have subsequently been forfeited during the second half of 2024. During 2025, no shares have been forfeited. The restricted shares are scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition will be satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition will be satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares vested on January 1, 2025, 25% vested on July 1, 2025, 25% vested on January 1, 2026, and 25% to vest on July 1, 2026.

During 2025 and 2024, stock-based compensation expense on restricted common stock amounted to $7,051 and $8,126, respectively. Total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock at December 31, 2025 and 2024 was $1,038 and $8,089, respectively. The average period over which the total stock-based compensation expense related to non-vested restricted common stock, was expected to be recognized, was 0.49 and 1.49 years as at December 31, 2025 and 2024, respectively.

Table of Contents	F- 29

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non-Vested RSUs	Grant – Date Fair Value per share
December 31, 2023	—	—	—	—	$—
Granted July 24,2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2024	—	—	—	—	$26.07
December 31, 2024	625,000	(3,000)	—	622,000	$26.07
Vested during 2025	—	—	311,000	(311,000)	$26.07
December 31, 2025	625,000	(3,000)	311,000	311,000	$26.07

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

9. Investments in debt securities held to maturity

As of December 31, 2024, the Company held four investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $25,230.

On February 7, 2025, the Company entered a five-year investment in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 14th day of February, May, August and November in each year from, and including, May 14, 2025, to, and including, August 14, 2030.

On June 25, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 2nd day of July, October, January and April in each year from, and including, October 2, 2025, to, and including, July 2, 2032.

On July 22, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 29th day of July, October, January and April in each year from, and including, October 29, 2025, to, and including, July 29, 2032.

On August 28, 2025, the Company entered a seven-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 3rd day of September, December, March and June in each year from, and including, December 3, 2025, to, and including, September 3, 2032.

On April 28, 2025, and on December 3, 2025 an investment of debt securities amounting to $5,000 and $5,000 were redeemed, respectively. On February 17, 2026, an investment of debt securities amounting to $10,000 was redeemed. The issuer exercised their redemption option as per contractual terms. These proceeds are reflected in the accompanying consolidated statements of cash flows.

As of December 31, 2025, the Company held six investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $40,374 (current portion $15,141 and non-current portion $25,233).

Table of Contents	F- 30

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The maturity schedule of the outstanding investments in debt securities as of December 31, 2025, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$15,141	$15,125
Due in 1-5 years	10,088	10,094
Due in 5-10 years	15,145	14,601
Total	$40,374	$39,820

No allowance for credit losses was warranted on investments as of December 31, 2025 and 2024, respectively.

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

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income, reduced for any distributed and undistributed earnings allocated to participating securities, by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2025, and 2024, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 170,416 and 57,182 for the years ended December 31, 2025, and 2024, respectively were considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

For the year ended December 31, 2023, there were no potentially dilutive securities outstanding.

Table of Contents	F- 31

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income per share:

	2025	2024	2023
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$160,904	$176,231	$300,182
Preferred share dividends, Series D	—	—	(3,184)
Preferred share dividends, Series E	(10,976)	(10,976)	(10,976)
Preferred share dividends, Series F	(16,024)	(16,024)	(16,024)
Deemed dividend on Series D preferred shares	—	—	(3,256)
Undistributed and distributed income allocated to non-vested restricted common stock	(1,602)	(959)	—
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	132,302	148,272	266,742
Denominator
Weighted average number of shares, basic and diluted	29,739,492	29,505,603	29,505,603
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited	$4.45	$5.03	$9.04

11. Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 6.15% of the Company’s 2025 revenue (8.81% in 2024 and 8.7% in 2023) was generated through charter agreements with Flopec.

12. Commitments and Contingencies

As at December 31, 2025, the Company had under construction ten DP2 suezmax shuttle tankers, two MR tankers, five Panamax LR1 tankers and three VLCC tankers.

The total contracted amount remaining to be paid for the twenty vessels under construction plus the extra costs agreed as at December 31, 2025, were $1,968,298. The amount of $437,258 is due to be paid in 2026, $632,763 in 2027 and $898,277 in 2028.

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

Charters-out

The future minimum revenues of vessels in operation at December 31, 2025, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2026	$483,198
2027	334,574
2028	209,020
2029	103,019
2030	95,534
2031 to 2038	295,818
Minimum charter revenues	$1,521,163

Table of Contents	F- 32

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13. Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation (Liberia, Marshall Islands, Panama, Malta) and/or vessels’ registration (Greece, Liberia, Marshall Islands, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

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

14. Financial Instruments

(a)Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans and financial liabilities as described in Notes 6 and 7.

(b)Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities held to maturity, investments in debt securities available for sale, time deposits and derivatives.

The Company places its temporary cash investments, consisting mostly of time deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the short-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, time deposits, accounts payable, short-term receivables related to seller’s credits under sale and leaseback transactions and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying amount of investments in debt securities held to maturity and available for sale approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 7 above and the fair values of the investments in debt securities held to maturity discussed in Note 9 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The fair value of the impaired LNG carrier Neo Energy discussed in Note 4 as at December 31, 2023, was determined through Level 3 inputs of the fair value hierarchy, as defined in FASB guidance for Fair Value Measurements and was determined by management through a combination of future discounted net operating cash flows and third-party valuations, (non-recurring basis).

Table of Contents	F- 33

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2025 and 2024, are as follows:

	2025		2024
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	293,312	293,312	343,373	343,373
Restricted cash	4,817	4,817	4,939	4,939
Margin deposits	4,270	4,270	4,270	4,270
Time deposits	5,000	5,000	—	—
Long-term receivable (including short-term portion)	12,767	12,767	12,553	12,553
Investment in debt securities, held to maturity (including short-term portion)	40,374	39,820	25,230	25,120
Investment in debt securities, available for sale	15,494	15,494	—	—
Debt and other financial liabilities	(1,930,371)	(1,930,371)	(1,757,238)	(1,757,238)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2025, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($4,270 as of December 31, 2024), which is recorded within margin deposits in the accompanying consolidated balance sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the accompanying consolidated balance sheets on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the accompanying consolidated balance sheets on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the accompanying consolidated balance sheets, as a component of accumulated other comprehensive (loss) income.

		Asset Derivatives		Liability Derivatives
		December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair Value	1,126	182	1,019	—
Interest rate swaps	Financial instruments—Fair Value, net of current portion	—	84	308	—
Bunker and EUAs swaps	Current portion of financial instruments - Fair value	170	327	968	25
Bunker and EUAs swaps	Financial instruments—Fair Value, net of current portion	—	—	165	—
Subtotal		1,296	593	2,460	25
Total derivatives		1,296	593	2,460	25

Table of Contents	F- 34

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives designated as Hedging Instruments - Net effect on the Consolidated Statements of Comprehensive Income

Derivative			Amount
	(Loss) Gain Recognized in Accumulated Other Comprehensive (Loss) Income on Derivative (Effective Portion) Location	2025	2024	2023
Interest rate swaps		91	91	(134)
Reclassification to Interest and finance costs, net due to de-designations		(1,189)	(3,596)	(5,265)
Reclassification to Depreciation expense		116	116	219
Total		(982)	(3,389)	(5,180)

The accumulated (loss) income from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive (loss) income as of December 31, 2025, 2024 and 2023, was $1,886 (loss), $904 (loss) and $2,485 (income) respectively.

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income

Derivative			Amount
	Net Realized and Unrealized (Loss) Gain Recognized on Statement of Comprehensive Income Location	2025	2024	2023
Interest rate swaps	Interest and finance costs, net	(467)	144	122
Bunker and EUAs swaps	Interest and finance costs, net	(1,058)	1,143	247
Total		(1,525)	1,287	369

Table of Contents	F- 35

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

15. Liabilities assumed from time charters attached

Upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras, Aspen, and the suezmax tanker Popi Sazaklis (Note 4), with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets. During 2025, 2024 and 2023, the amortization of liabilities assumed from time charters attached amounted to $18,813, $15,792, and $nil, respectively. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of December 31, 2025, is expected to be amortized over the weighted average period of 1.2 years as follows:

Period/ Year	Amount
2026	8,047
2027	4,275
Liabilities assumed from time charters attached	$12,322

16. European Union’s Emissions Trading System

As of December 31, 2025, and 2024, the Company’s European Union Allowances (“EUAs”) obligation amounted to $28,477 and $12,945, respectively, with surrendering dates due September 30, 2026 and 2025, respectively, are included in accrued liabilities in the accompanying consolidated balances sheets.

As of December 31, 2024, the amount of $6,739 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets and the amount of $3,670, consisting of units (with value $3,495) purchased by the Company to be used for settlement of its own outstanding EUAs obligation and units (with value of $175) received by charterers, is included in advances and other, in the accompanying consolidated balance sheets. As of December 31, 2025, the amount of $17,385 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets. During the year ended December 31, 2025, the Company purchased units with value $5,444 to be used for settlement of its own outstanding EUAs obligation and received by charterers units with value of $7,174. Following the settlement of the Company’s obligation due on September 30, 2025, the balancing amount of $4,049 is included in advances and other, in the accompanying consolidated balance sheets as of December 31, 2025.

The Company’s EUAs obligation for 2025 and 2024 amounted to $28,292 and $13,034, respectively, and is included in voyage expenses in the Company’s consolidated statements of comprehensive income. The amounts of $21,387 and $8,158, for 2025 and 2024, respectively, provided by charterers, recognized under voyage revenues in the Company’s consolidated statements of comprehensive income.

EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. For the year ended December 31, 2025 and 2024, the Company recorded $1,036 (loss) and $174 (loss), respectively for remeasurement of EUAs obligations (Note 1(m)).

Table of Contents	F- 36

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2025, 2024 AND 2023

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

17. Subsequent Events

a)	On January 1, 2026, 155,500 restricted shares or equal to the 25% of the restricted shares granted in July 2024, vested under the 2024 Plan.

b)	On January 12, 2026, the Company took delivery of its newly built MR tanker Delos T.

c)	On January 22, 2026, the Company signed a memorandum of agreement for the sale of the VLCC Ulysses.

d)	On January 28, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $10,000 to receive a coupon rate of 4.25%.

e)	On January 30, 2026, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

f)	On February 9, 2026, the Company redeemed its investment classified as available for sale, with realized gains amounting to $127.

g)	On February 11, 2026, the Company entered a five-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of February, May, August and November in each year from, and including, May 18, 2026, to, and including, February 18, 2033.

h)	On February 12, 2026, the Company took delivery of its newly built MR tanker Dion.

i)	On February 19, 2026, the Company paid a dividend of $0.50 per common share.

j)	On February 25, 2026, the Company signed a shipbuilding contract for the construction of one LNG carrier (Hull 3643) with Hyundai Heavy Industries Co.

k)	On March 1, 2026, the Company signed a 3-year sponsorship agreement with a U.S. basketball team.

l)	On March 2, 2026, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.

m)	On March 13, 2026, the Company entered a five-year investment in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of March, June, September and December in each year from, and including, June 18, 2026, to, and including, March 18, 2033.

n)	On March 23, 2026, the Company entered a five-year investment in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 30th day of March, June, September and December in each year from, and including, June 30, 2026, to, and including, March 30, 2033.

o)	On March 27, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $6,000 to receive a coupon rate of 5.00%.

p)	During March 2026, the outbreak of war in the Middle East between Iran and the U.S. and Israel, and related disruption of shipping in the Persian Gulf and the effective closure of the Strait of Hormuz, has resulted in a sharp increase in oil prices and concerns that the supply of crude oil, petroleum products and LNG may be significantly constrained for some period of time. The extent to which this will impact the Company’s future results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted. Accordingly, an estimate of the impact cannot be made at this time.

Table of Contents	F- 37